Form 20-F
period 2000-12-31
BASF AKTIENGESELLSCHAFT
filed 2001-03-14
CIK 1024148

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 14, 2001
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 20-F

(MARK ONE)
   [ ]       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
                        THE SECURITIES EXCHANGE ACT OF 1934
                                         OR
   [X]          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)OF THE
                          SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000
                                         OR
   [ ]        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)OF THE
                          SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM  ---------- TO ----------

COMMISSION FILE NUMBER: 1-15909

                            BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as specified in its charter)

                               BASF CORPORATION*
                (Translation of Registrant's name into English)

          FEDERAL REPUBLIC OF GERMANY                         CARL BOSCH STRASSE 38
(Jurisdiction of incorporation or organization)            LUDWIGSHAFEN, GERMANY 67056
                                                    (Address of principal executive offices)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

              TITLE OF EACH CLASS                   NAME OF EACH EXCHANGE ON WHICH REGISTERED
              -------------------                   -----------------------------------------
    American Depositary Shares representing
     BASF ordinary Shares of no par value                    New York Stock Exchange
     BASF ordinary shares of no par value                   New York Stock Exchange**

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                      None
                                (Title of Class)

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)OF
                                    THE ACT:

                                      None
                                (Title of Class)

     INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.

     As of December 31, 2000, there were 607,399,370 BASF ordinary shares of no par value outstanding.

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ].

     Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [ ] Item 18 [X]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 * BASF Corporation is also the name of a wholly-owned subsidiary of the Registrant in the United States.
** Not for trading, but only in connection with the registration of American Depositary Shares.

     BASF Aktiengesellschaft is incorporated as a stock corporation organized under the laws of the Federal Republic of Germany. As used in this Annual Report, "BASF Aktiengesellschaft" refers solely to the ultimate parent company of the BASF Group. "BASF" refers to BASF Aktiengesellschaft and its consolidated subsidiaries.

     The Consolidated Financial Statements of BASF are based on the accounting and valuation principles of the German Commercial Code (Handelsgesetzbuch) and the German Stock Corporation Act (Aktiengesetz).

     As of January 1, 1998, certain accounting and valuation methods have been adjusted to U.S. generally accepted accounting principles (U.S. GAAP) to the extent permissible under the German Commercial Code. The effects of these changes and the reconciliation of remaining significant deviations to U.S. GAAP are described in Note 3 to the Consolidated Financial Statements included in
Item 18. Insignificant deviations from U.S. GAAP have not been reconciled to U.S. GAAP because the impact on net income and stockholders' equity is not material.

     As of January 1, 1999, the financial statements have been prepared in euros
(E). The Consolidated Financial Statements for the years ending December 31, 1998, and December 31, 1997, were originally prepared in German marks (DM); they have been converted into euros at the official fixed conversion rate as of January 1, 1999, of DM1.95583 = E1.00. The restated financial statements depict the same trends and relationships among BASF accounts as those previously reported prior to the introduction of the euro. Unless otherwise indicated, all monetary amounts shown in the Consolidated Financial Statements and in the Notes are expressed in million euros, except per share amounts.

     The translation of euros into dollars has been made solely for the convenience of the reader at the noon buying rate of the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2000, which was
E1.0652 = $1.00. No representation is made that such amounts in euros could have been or could be converted into dollars at that or any other exchange rate on such date or any other dates.

                FORWARD-LOOKING INFORMATION MAY PROVE INACCURATE

     This Annual Report contains certain forward-looking statements and information relating to BASF that are based on the current expectations, estimates and projections of its management and information currently available to BASF. These statements include, but are not limited to, statements about BASF's strategies, plans, objectives, expectations, intentions, expenditures, and assumptions and other statements contained in this Annual Report that are not historical facts. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "plan" and "project" and other similar expressions are generally intended to identify forward-looking statements.

     These statements reflect the current views of BASF with respect to future events, are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.

     Many factors could cause the actual results, performance or achievements of BASF to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among others:

     - changes in general political, economic and business conditions in the countries or regions in which BASF operates;

     - changes in the laws or policies of governments or other governmental or quasi-governmental activities in the countries in which BASF operates;

     - changes in the composition of BASF Group companies and the successful integration of acquisitions, divestitures and joint venture activities;

     - increased price competition and the introduction of competing products by other companies;

     - the ability to develop, introduce and market innovative products and applications;

     - the length and depth of product and industry business cycles, particularly in the automotive, construction, electrical and textile industries;

     - changes in the demand for, supply of, and market prices of crude oil, refined products, natural gas and petrochemicals, including changes in production quotas in OPEC countries and the deregulation of the natural gas transmission industry in Europe;

     - the cost and availability of feedstock and other raw materials, including naphtha, and the price of steamcracker products;

     - the ability to pass increases in raw material prices on to customers;

     - changes in the degree of patent and other legal protection afforded to BASF's products;

     - regulatory approval, particularly in the areas of pharmaceuticals, fine chemicals, crop protection and plant biotechnology, and market acceptance of new products;

     - unexpected negative results from research and development and testing of current product candidates;

     - the ability to maintain plant utilization rates and to implement planned capacity additions and expansions;

     - the ability to reduce production costs by implementing technological improvements to existing plants;

     - the existence of temporary industry surplus production capacity resulting from the integration and start-up of new world-scale plants;

     - potential liability resulting from pending or future litigation, including litigation and investigations relating to antitrust violations in the vitamins business;

     - potential liability for remedial actions under existing or future environmental regulations;

     - changes in currency exchange rates, interest rates and inflation rates;

     - the successful integration of and conversion to the euro; and

     - changes in business strategy and various other factors referenced in this Annual Report.

     Many of these factors are macroeconomic in nature and are, therefore, beyond the control of BASF's management. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. BASF does not intend, and does not assume any obligation, to update the forward-looking statements contained in this Annual Report.

                               TABLE OF CONTENTS

                                     PART I

                                                                           PAGE
                                                                          -------
ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS......        1
ITEM 2.     OFFERING STATISTICS AND EXPECTED TIMETABLE..................        1
ITEM 3.     KEY INFORMATION.............................................        2
ITEM 4.     INFORMATION ON THE COMPANY..................................        7
            Background and Historical Development.......................        7
            Business Overview...........................................        8
            Description of Business Segments............................       13
            Chemicals...................................................       13
            Plastics & Fibers...........................................       28
            Colorants & Finishing Products..............................       49
            Health & Nutrition..........................................       59
            Oil & Gas...................................................       81
            Environmental Matters.......................................       92
            Supplies and Raw Materials..................................       95
            E-commerce..................................................       96
            Description of Property.....................................       98
ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS................      104
            Overview....................................................      104
            Basis of Presentation.......................................      107
            Results of Operations.......................................      108
            Liquidity and Capital Resources.............................      138
            Exchange Rate Exposure and Risk Management..................      149
            Research and Development....................................      150
ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................      151
ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...........      162
ITEM 8.     FINANCIAL INFORMATION.......................................      163
ITEM 9.     THE OFFER AND LISTING.......................................      166
ITEM 10.    ADDITIONAL INFORMATION......................................      170
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
            RISK........................................................      176
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES......      191
                                PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.............      192
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
            USE OF PROCEEDS.............................................      192
ITEM 15.    [RESERVED]..................................................      192
ITEM 16.    [RESERVED]..................................................      192
                                PART III
ITEM 17.    FINANCIAL STATEMENTS........................................      193
ITEM 18.    FINANCIAL STATEMENTS........................................      193
ITEM 19.    EXHIBITS....................................................      194

                                     PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.   KEY INFORMATION

                            SELECTED FINANCIAL DATA

     The following selected financial data for each of the years in the five-year period ended December 31, 2000 are excerpted from the Consolidated Financial Statements of BASF, which have been audited by Deloitte & Touche GmbH, independent accountants during this period. These data are set forth in accordance with generally accepted accounting principles in Germany (German
GAAP) and U.S. GAAP for all periods presented.

     Since 1998 BASF's accounting and valuation methods conform with U.S. GAAP to the extent permissible under the German Commercial Code, which represents German GAAP. See Notes 1, 2 and 3 to the Consolidated Financial Statements in
Item 18 for further information. As a result, the selected financial data presented below in accordance with German GAAP for 1996 and 1997 are not directly comparable to the German GAAP data for 1998, 1999 and 2000. The selected financial data presented below in accordance with U.S. GAAP for the years 1998, 1999 and 2000 have been derived from the Consolidated Financial Statements included in Item 18. The reconciliation of the remaining deviations to U.S. GAAP is described in Note 3 to the Consolidated Financial Statements.

     As of January 1, 1999, the Consolidated Financial Statements have been prepared in euros (E). All amounts in the tables below have been converted into euros at the official fixed conversion rate as of January 1, 1999 of DM1.95583 = E1.00. The restated data depict the same trends and relationships among BASF accounts as those previously reported prior to the introduction of the euro.

     The translation of euros into dollars for 2000 has been made solely for the convenience of the reader at the noon buying rate of the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2000, which was
E1.0652 = $1.00. No representation is made that such euro amounts could have been or could be converted into dollars at that or any other exchange rate on such date or any other dates.

                                                    2000        2000        1999        1998        1997        1996
                                                  --------    --------    --------    --------    --------    --------
                                                   (EUROS IN MILLIONS, EXCEPT PER SHARE DATA AND CERTAIN OTHER DATA)
INCOME STATEMENT DATA
GERMAN GAAP
Sales, net of petroleum and natural gas taxes...  $33,746     E35,946     E29,473     E27,643     E28,520     E24,939
Gross profit on sales...........................   11,914      12,691      11,081      10,368      10,359       9,047
Income from operations..........................    2,882(4)    3,070(4)    2,009(3)    2,624(2)    2,731(1)    2,195
Income before taxes and minority interests......    2,654       2,827       2,606       2,771       2,726       2,257
Income before minority interests................    1,204       1,282       1,245       1,664       1,639       1,452
Net income......................................    1,164       1,240       1,237       1,699       1,654       1,427
Basic earnings per share........................     1.90        2.02        2.00        2.73        2.67        2.32
BALANCE SHEET DATA
GERMAN GAAP
Fixed assets....................................   20,437      21,769      16,070      14,546      12,705      11,607
Current assets including deferred taxes and
  prepaid expenses..............................   15,760      16,788      13,939      12,156      11,831      10,746
Total assets....................................   36,197      38,557      30,009      26,702      24,536      22,353
Stockholders' equity............................   13,420      14,295      14,145      13,250      12,031      10,476
  Thereof subscribed capital....................    1,460       1,555       1,590       1,595       1,590       1,580
Provisions/Liabilities..........................   22,777      24,262      15,864      13,452      12,505      11,877
  Thereof long-term.............................    8,505       9,059       7,529       6,898       6,094       6,223
Total stockholders' equity and liabilities......   36,197      38,557      30,009      26,702      24,536      22,353
CAPITAL EXPENDITURES AND DEPRECIATION
Additions to fixed assets.......................    8,108       8,637       3,800       4,131       2,964       3,510
Depreciation of fixed assets....................    2,742       2,921       2,681       2,280       2,048       1,874
U.S. GAAP RECONCILIATION
Net income......................................    1,365       1,454       1,325       1,771         N/A         N/A
  Thereof from continuing operations............    1,222       1,302       1,329       1,725
Basic earnings per share........................     2.22        2.37        2.14        2.84         N/A         N/A
  Income from continuing operations per share...     2.00        2.13        2.15        2.77
Diluted earnings per share......................     2.21        2.35        2.12        2.79         N/A         N/A
Stockholders' equity............................   14,297      15,229      14,753      13,905         N/A         N/A
KEY RATIOS
Return on sales (%)(5)..........................      8.5         8.5         6.8         9.5         9.6         8.8
Return on assets before income taxes and
  interest expenses (%)(6)......................      9.9         9.9        10.2        11.9        12.6        11.4
Return on equity after taxes (%)(7).............      9.0         9.0         9.1        13.2        14.6        14.8

WEIGHTED AVERAGE OF SHARES OUTSTANDING USED IN DETERMINING EARNINGS PER SHARE:

                                                           2000           1999           1998        1997    1996
                                                        -----------    -----------    -----------    ----    ----
Basic earnings per share..............................  612,806,123    618,073,268    622,476,129    N/A     N/A
Diluted earnings per share............................  621,581,022    627,161,758    636,651,309    N/A     N/A

---------------

(1) Including special charges of E243.

(2) Including special income of E71.

(3) Including special charges of E941.

(4) Including special charges of E330.

(5) Return on sales (%) is calculated by dividing income from operations by net sales.

(6) Return on assets before income taxes and interest expenses (%) is calculated by dividing the profit (loss) before taxes and interest expense by the average amount of assets of the current period and previous year.

(7) Return on equity after taxes (%) is calculated by dividing profit (loss) after taxes by the average amount of stockholders' capital of the current period and the previous year.

                       REPORTABLE OPERATING SEGMENT DATA

                                                                2000     1999     1998     1997     1996
                                                               ------   ------   ------   ------   ------
                                                                          (EUROS IN MILLIONS)
CHEMICALS
Sales.......................................................   E5,789   E4,423   E4,300   E4,472   E3,737
Income from operations......................................      713      737      961    1,114      902
Assets......................................................    4,999    4,112    3,483    3,163    2,347
PLASTICS & FIBERS
Sales.......................................................   11,030    8,628    7,663    7,502    6,275
Income from operations(1)...................................      889      644      545      375      502
Assets......................................................    6,009    6,843    4,983    4,423    3,185
COLORANTS & FINISHING PRODUCTS
Sales.......................................................    7,109    6,395    6,188    6,540    5,770
Income from operations(2)...................................      522      608      642      480      289
Assets......................................................    5,576    4,343    3,981    4,052    3,489
AGRICULTURAL PRODUCTS
Sales.......................................................    2,428    1,745    1,750    1,641    1,152
Income from operations(3)...................................     (443)     195      203      201      135
Assets......................................................    6,607    1,949    1,730    1,605      804
FINE CHEMICALS
Sales.......................................................    1,763    1,660    1,498    1,376    1,149
Income from operations(4)...................................       (1)    (770)     121      199      145
Assets......................................................    1,368    1,338    1,455      940      674
PHARMACEUTICALS
Sales.......................................................    2,526    2,197    1,850    1,570    1,386
Income from operations(5)...................................      243      (13)      59      (52)      60
Assets......................................................    2,228    1,887    1,697    1,461    1,308
OIL & GAS
Sales.......................................................    3,957    3,051    2,685    3,198    2,663
Income from operations(6)...................................    1,310      741      276      473      380
Assets......................................................    3,540    3,003    2,622    2,503    2,155
OTHERS
Sales.......................................................    1,344    1,374    1,709    2,221    2,807
Income from operations......................................     (163)    (133)    (183)     (59)    (218)
Assets......................................................    8,230    6,534    6,751    6,389    8,391
BASF GROUP
Sales.......................................................   35,946   29,473   27,643   28,520   24,939
Income from operations(7)...................................    3,070    2,009    2,624    2,731    2,195
Assets......................................................   38,557   30,009   26,702   24,536   22,353

---------------

(1) Includes special items in 1997: E(82); in 1998: E19; in 1999: E2; and in 2000: E101.

(2) Includes special items in 1997: E(48); in 1998: E19; in 1999: E(74); and in 2000: E(26).

(3) Includes special items in 2000: E(341).

(4) Includes special items in 1997: E(37); in 1998: E2; in 1999: E(829); and in 2000: E(50).

(5) Includes special items in 1997: E(22); in 1998: E(4); in 1999: E(164); and
    in 2000: E(62).

(6) Includes special items in 1999: E138; and in 2000: E44.

(7) Includes special items in 1997: E(243); in 1998: E71; in 1999: E(941); and
    in 2000: E(330).

DIVIDENDS

     The Board of Executive Directors and the Supervisory Board of BASF Aktiengesellschaft propose dividends based on BASF Aktiengesellschaft's year-end unconsolidated financial statements. The proposal is then voted on at BASF's Annual Meeting. The Annual Meeting is usually convened during the second quarter of each year.

     Since all BASF Shares are in bearer form, dividends are either remitted to the custodian bank on behalf of the stockholder, generally within two days following the Annual Meeting, or, in the case of stockholders personally possessing certificates, available immediately following the Annual Meeting upon submission of the dividend coupon therefor at the offices of BASF Aktiengesellschaft in Ludwigshafen, Germany, or the offices of BASF Aktiengesellschaft's appointed paying agents. See "Item 10. Additional Information" for further information. Record holders of BASF's American Depositary Receipts (ADRs) on the dividend record date will be entitled to receive payment in full of the declared dividend in respect of the year for which it is declared. Cash dividends payable to ADR holders will be paid to The Bank of New York, as depositary, in German marks or euros and, subject to certain exceptions, will be converted by the depositary into U.S. dollars. The amount of dividends received by holders of ADRs may be affected by fluctuations in exchange rates. See "Exchange Rate Information" for further information.

     The following table lists the annual dividends payable per BASF Share in German marks respectively euros since 1999 and the U.S. dollar equivalent in each of the years indicated. The table also discloses the dividend amount per BASF Share for 2000 proposed by the Supervisory Board and the Board of Executive Directors for approval at the Annual Meeting to be held on April 26, 2001. The table does not reflect the related tax credits available to eligible taxpayers. See "Item 10. Additional Information -- Taxation of Dividends" for further information.

                                                     DIVIDEND PAID FOR EACH
                                                           BASF SHARE
                                                     -----------------------
YEAR ENDED DECEMBER 31,                               DM        E        $
-----------------------                              -----    -----    -----
2000.............................................             2.00     1.88
1999.............................................             1.13     1.03
1998.............................................    2.20     1.12     1.19
1997.............................................    2.00     1.02     1.13
1996.............................................    1.70     0.87     1.00

     The German mark/euro dividend amounts are translated solely for the convenience of the reader into U.S. dollars (rounded to the nearest cent) at the Noon Buying Rate on the dividend payment date. For the dividend proposed to be paid in 2001 for the year ended December 31, 2000, the euro amount is translated into U.S. dollars (rounded to the nearest cent) on the basis of the Noon Buying Rate for the conversion from U.S. dollars into euros at the Noon Buying Rate on December 31, 2000 of E1.0652 = $1.00.

EXCHANGE RATE INFORMATION

     On January 1, 1999, the new single European currency, the euro, was established alongside the national currencies of the 11 participating countries. The euro is a fully convertible currency. There are, except in limited embargo circumstances, no legal restrictions in Germany on international capital movements and foreign exchange transactions.

     Since January 4, 1999, BASF Shares have been quoted in euros on the Frankfurt Stock Exchange. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect, among other things, the U.S. dollar amount received by holders of BASF's ADRs upon conversion by the Depositary of any cash dividends paid in euros on BASF Shares. It will also affect the U.S. dollar equivalent of the euro price of BASF Shares on the Frankfurt Stock Exchange, which will affect the market price of the ADRs on the New York Stock Exchange.

     The table below sets forth, for the periods and dates indicated, the high, low, period-average and period-end Noon Buying Rates for the German mark or euros expressed in German marks or euro per U.S. dollar. No representation is made that the German mark, euro or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars, euros or German marks, as the case may be, at any particular rate.

YEAR                            HIGH                    LOW             PERIOD AVERAGE(1)         PERIOD END
----                     -------------------    -------------------    -------------------    -------------------
2000.................     E   1.2092             E   0.9676             E   1,0861                     E   1.0652
1999.................     E   0.8466             E   0.9984             E   0.9445                     E   0.9930
1998.................      DM 1.8542(E0.9480)     DM 1.6060(E0.8211)     DM 1.7587(E0.8992)             DM 1.6670(E0.8523)
1997.................      DM 1.8810(E0.9617)     DM 1.5413(E0.7880)     DM 1.7394(E0.8893)             DM 1.7991(E0.9198)
1996.................      DM 1.5655(E0.8004)     DM 1.4354(E0.7339)     DM 1.5070(E0.7705)             DM 1.5387(E0.7867)
1995.................      DM 1.5612(E0.7982)     DM 1.3565(E0.6935)     DM 1.4261(E0.7291)             DM 1.4345(E0.7334)

---------------

(1) The average of the Noon Buying Rates on the last business day of each full month during the relevant period.

     The high and low exchange rates for each month during the previous six month is set forth below:

MONTH                                                  HIGH        LOW
-----                                                 -------    -------
February, 2001....................................    E1.1041    E1.0644
January, 2001.....................................    E1.0892    E1.0488
December, 2000....................................    E1.1401    E1.0652
November, 2000....................................    E1.1930    E1.1502
October, 2000.....................................    E1.2092    E1.1356
September, 2000...................................    E1.1818    E1.1266
August, 2000......................................    E1.1264    E1.0836

     The Noon Buying Rate for the euro on March 1, 2001 was quoted by the Federal Reserve Bank of New York at 0.9291 U.S. dollars for one euro, or as the exchange rate is defined above, at 1.0763 euros for one U.S. Dollar.

     As of January 4, 1999, the commencement date of euro trading, the Noon Buying Rate for the euro was quoted at $1.1812 = E1.00.

     Because a substantial portion of the BASF Group's revenues and expenses are denominated in currencies other than the euro, results of operations and cash flows may be materially affected by movements in the exchange rate between the euro and the respective currencies to which the Group is exposed. For a discussion of the effect exchange rate fluctuations have on the BASF Group's business and operations, the effect of the adoption of the euro on the Group's operations and also the hedging techniques used to manage the Group's exposure to such fluctuations, see "Item 5. Operating and Financial Review and Prospects -- Exchange Rate Exposure and Risk Management" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

ITEM 4.   INFORMATION ON THE COMPANY

                     BACKGROUND AND HISTORICAL DEVELOPMENT

     BASF Aktiengesellschaft was incorporated as a stock corporation under the laws of the Federal Republic of Germany on January 30, 1952 under the name "Badische Anilin- und Soda-Fabrik AG." In 1973, the company changed its name to BASF Aktiengesellschaft. BASF Aktiengesellschaft's headquarters are located in Ludwigshafen, Germany; its registered office is located at Carl Bosch Strasse 38, 67056 Ludwigshafen, Federal Republic of Germany, telephone 011-49-621-60-0. The company's agent for U.S. federal securities law purposes is BASF Corporation, located at 3000 Continental Drive-North, Mount Olive, New Jersey 07828-1234, telephone (973) 426-2600.

     Although BASF Aktiengesellschaft was incorporated in 1952, it traces its historical origins to 1865 when a stock corporation was founded under the name "Badische Anilin- und Soda-Fabrik" and began producing coal tar dyestuffs. The company rapidly gained a leading position in the world dye market. In the early 1900s, Badische Anilin- und Soda-Fabrik began transforming itself into a multifaceted chemicals company.

     In the mid-1920s, Badische Anilin- und Soda-Fabrik AG was merged into I.G. Farbenindustrie AG ("I.G. Farben"), a group formed from Germany's principal chemical and pharmaceutical companies, including Bayer AG ("Bayer") and Farbwerke Hoechst Aktiengesellschaft vormals Meister Lucius & Bruning ("Hoechst").

     Following World War II, the Allied High Commission for Germany -- formed by the United States, United Kingdom, France and the former Soviet Union to administer occupied Germany -- seized the assets of I.G. Farben. Based on Law No. 35 of the Allied High Commission, the assets were later partially dispersed to 12 newly incorporated companies, including Hoechst, Bayer and Badische Anilin- und Soda-Fabrik AG. Under Law No. 35, Badische Anilin- und Soda-Fabrik AG assumed no debts, liabilities and obligations of I.G. Farben, except for certain liabilities expressly provided for in the regulation issued by the Allied High Commission.

     In the 1950s and 1960s, BASF started to expand beyond its domestic operations by building both production and sales facilities outside Germany and by establishing partnerships and joint ventures in Europe, North America and South America. In 1958, BASF established a U.S. joint venture with The Dow Chemical Company, significantly strengthening its operations. In 1969, BASF acquired Wyandotte Chemicals Corp., further expanding its base of operations in the United States. These companies formed the nucleus of BASF Corporation, into which BASF consolidated its North American activities in 1985.

     In 1969, BASF acquired the German oil company Wintershall AG. Since then, BASF has significantly strengthened and developed its exploration and marketing of oil and gas by entering into a strategic partnership with Gazprom of Russia, one of the world's leading natural gas producers. In 1993, BASF and Gazprom established the joint venture WINGAS to market and distribute gas in Central and Eastern Europe.

     In 1975, BASF broadened its base in pharmaceuticals by acquiring a majority interest in Knoll AG. BASF purchased the remaining interests in Knoll in 1982. BASF acquired Boots Pharmaceuticals of the United Kingdom in 1995, strengthening its presence in the North American pharmaceuticals market. After receiving clearance from the Federal Trade Commission and the European Union Commission, BASF sold its pharmaceuticals business on March 2, 2001 to Abbott Laboratories Inc. of Abbott Park, Illinois.

                               BUSINESS OVERVIEW

INTRODUCTION

     BASF is a transnational chemical company that aims to increase and sustain its corporate value through growth and innovation. The company's product range includes high-value chemicals, plastics, colorants and pigments, dispersions, automotive and industrial coatings, agricultural products and fine chemicals as well as crude oil and natural gas.

     BASF is comprised of the parent company, BASF Aktiengesellschaft of Ludwigshafen, Germany, and 169 consolidated subsidiaries. The company has customers in more than 170 countries and operates production sites in 39 countries.

     For the year ended December 31, 2000, BASF reported sales of E35,946 million, income from operations of E3,070 million and net income after taxes and minority interests of E1,240 million. Based on customer location, BASF's activities in Europe accounted for 56% of BASF's total sales in 2000, North America (comprised of the United States, Mexico and Canada) accounted for 23% of sales, the Asia, Pacific Area, Africa region accounted for 14% of sales and South America accounted for 7% of sales.

     Although Europe remains the company's primary market, BASF expects that its activities outside of Europe will make an increasingly larger contribution to its business. BASF plans to invest approximately E2.7 billion between 2001 and 2005 in its activities in North America, where it currently produces approximately 90% of the products it sells there. BASF has also set a goal of generating 20% of its worldwide sales in the Asia-Pacific region by 2010, with 70% of these sales originating from local production. BASF is reinforcing its integrated approach to manufacturing, known in German as "Verbund," as it expands its activities in North America and Asia. In North America, BASF is currently building a world-scale steamcracker to provide for regional integrated production. BASF is also benefiting from integrating its steamcracker with the refinery of its partner TotalFinaElf S.A. In Asia, BASF is in the process of building an integrated manufacturing site in Kuantan, Malaysia, and is planning to build one in Nanjing, China. In Singapore, through the joint venture ELLBA Eastern Private Ltd., BASF together with the Royal Dutch Shell Group (Shell) is building a styrene monomer and propylene oxide plant, which is scheduled to start up in the second half of 2002.

     BASF is committed to strengthening its financial performance and competitive position by bolstering cyclically resilient operations. Business areas that BASF considers to be resilient to economic cycles include BASF's production of high-value chemicals, fine chemicals and agricultural products. BASF is also expanding its marketing, distribution and trading activities in the European natural gas market with partner Gazprom of Russia in order to diminish the effects of business cycles in BASF's other activities. Furthermore, BASF seeks to strengthen its financial performance and competitive position by achieving cost and market leadership in operations that are sensitive to economic cycles and by expanding its activities in growth regions such as Asia and North and South America.

     BASF's long-term strategy and activities are guided by the principles of Sustainable Development. The company's objective is to meet the economic, ecological and social needs of today's society without compromising the ability of future generations to meet their own needs. BASF contributes to Sustainable Development by participating in the worldwide "Responsible Care(R)" initiative developed by companies in the global chemical industry. BASF's aims are to avoid accidents, to prevent its activities from impairing human and animal health and to tailor its product range to the tenets of sustainability.

BUSINESS SEGMENTS

     BASF has five separate business segments: Chemicals, Plastics & Fibers, Colorants & Finishing Products, Health & Nutrition and Oil & Gas. These business segments encompass BASF's 15 operating divisions. For financial reporting purposes, BASF treats the three operating divisions of BASF's Health & Nutrition business segment as three separate reportable operating segments: Agricultural Products, Fine Chemicals and Pharmaceuticals. After receiving clearance from the Federal Trade Commission and the European Union Commission, BASF sold its pharmaceuticals business on March 2, 2001 to Abbott Laboratories Inc. of Abbott Park, Illinois. Pursuant to the requirements of U.S. GAAP, BASF's pharmaceuticals activities are disclosed as discontinued operations as described in Item 18, Note 2 to the Consolidated Financial Statements. For additional information on BASF's pharmaceuticals activities as discontinued operations, see also Notes 3 and 4 to the Consolidated Financial Statements in Item 18.

     Chemicals

     BASF produces a full range of chemicals in a highly integrated approach to manufacturing. BASF's chemical production starts with basic petrochemicals and inorganic chemicals substantially for captive use within the company and extends to high-value chemicals and related products sold to external customers. BASF sells its chemicals to a multitude of industries, particularly the chemical, construction, automotive and electronics industries.

     Plastics & Fibers

     BASF is one of the world's largest producers of plastics and is also a manufacturer of fiber products. The segment's products include styrenic plastics, engineering and high-performance plastics, thermoplastics, foams, nylon fibers and polyurethanes.

     Colorants & Finishing Products

     The Colorants & Finishing Products segment produces a number of BASF's high-value chemicals. Among the segment's products are colorants, pigments, automotive and industrial coatings, dispersions and adhesive raw materials. BASF also manufactures superabsorbents, which are used to manufacture sanitary care products.

     Health & Nutrition: Agricultural Products, Fine Chemicals and
Pharmaceuticals

     BASF is active in the areas of agricultural products and fine chemicals. BASF produces a variety of agricultural products, including fungicides, herbicides and insecticides. BASF is also a leading supplier of fine chemicals, including vitamins and other nutrients for human and animal nutrition. BASF sold its pharmaceuticals business on March 2, 2001 to Abbott Laboratories Inc. of Abbott Park, Illinois. In pharmaceuticals, BASF focused on therapeutic areas with high medical need and large patient populations. BASF's pharmaceuticals activities are treated as discontinued operations.

     Oil & Gas

     BASF operates its Oil & Gas segment through BASF's subsidiary Wintershall AG and its corresponding subsidiaries. The main activities of the Oil & Gas segment are the exploration and production of crude oil and natural gas and, together with Wintershall AG's partner Gazprom of Russia, the marketing, distribution and trading of natural gas in Central and Eastern Europe.

SIGNIFICANT SUBSIDIARIES

     The following table sets forth significant subsidiaries owned, directly or indirectly, by BASF Aktiengesellschaft:

                                                              PERCENTAGE
NAME OF COMPANY                                                 OWNED
---------------                                               ----------
BASF Antwerpen N.V., Antwerp, Belgium.......................     100%
BASF Corporation, Mount Olive, New Jersey...................     100%
Wintershall AG, Kassel, Germany.............................     100%

BASF'S FINANCIAL TARGET

     BASF has set a financial target of increasing income from operations before special items on an average annual basis of 10% from 2000 to 2002.

GROUP STRATEGY

     BASF's strategy is to increase and sustain shareholder value through growth and innovation.

     BASF AIMS TO CONTINUE GROWING BY:

           - Sustaining and improving its strong market presence

        Based on its sales of E35,946 million in 2000, BASF is the largest chemical company in the world. BASF offers customers a breadth of expertise in the fields of high-value chemicals, plastics and fibers, colorants and pigments, dispersions, automotive and industrial coatings, agricultural products and fine chemicals and in the crude oil and natural gas businesses. BASF derives more than two-thirds of its sales and earnings from product groups in which it is one of the top three suppliers. The company aims to further increase the proportion of sales and earnings it achieves in such product groups. BASF's global presence and world-scale production activities support its position as a cost-leader in the industry, helping BASF achieve above-average earnings even in periods of economic downturn. Cost-leadership is particularly important for BASF businesses that are more vulnerable to economic cycles, such as standard products. Such businesses account for approximately half of BASF's portfolio. By building world-scale plants in the regions in which its customers are located and expanding its product range through acquisitions, divestitures and strategic alliances, BASF is seeking to strengthen its market presence and improve earnings.

           - Extending its unique Verbund approach to integration

        BASF believes it is one of the world's most efficient chemical producers due to the highly integrated nature of its major manufacturing sites. BASF's integrated approach, known in German as "Verbund," generates significant efficiencies throughout BASF's production activities, which BASF believes historically has allowed the company to achieve higher operating returns than its less-integrated competitors. BASF's Verbund sites in Europe, North America and Asia are among the largest chemical manufacturing sites in the world and serve as regional centers for the company's global production activities. By integrating plants and processes vertically and horizontally in dozens of value-adding chains at its sites around the world, BASF estimates that it achieves annual cost savings of approximately E800 million. This approach allows BASF to manufacture basic chemicals predominantly for transfer or sale to other operations within the company. Although the transfer prices to internal purchasers are predominantly based on market prices, the

        Verbund offers internal buyers significant savings in logistics and in energy, transportation, purchasing and infrastructure costs. BASF's operations transform products that they buy internally into a multitude of precursors, intermediates, polymers and high-value end products for sale to external customers. About 75% of the products that BASF sells to external customers through its activities in the Chemicals, Plastics & Fibers and Colorants & Finishing Products segments are produced at its Verbund sites. Besides Ludwigshafen, Verbund sites are located in Antwerp, Belgium; Tarragona, Spain; Geismar, Louisiana and Freeport, Texas. A Verbund site is currently under construction in Kuantan, Malaysia and planned for Nanjing, China.

           - Expanding its business operations in growth markets

        In growth regions, BASF is expanding its activities through integrated production sites, and is focusing its capital expenditures program above all on Asia -- the region with the highest growth potential for chemical products. BASF is constructing plants in Seraya, Singapore and in Caojing, China; expanding its production site in Yosu, Korea and its Verbund site in Kuantan, Malaysia; and planning a new Verbund site in Nanjing, China. BASF's goal is to increase sales in Asia from a current 13% of group sales to 20% by 2010, while at the same time increasing the proportion of local production from 40% to 70%.

     BASF'S INNOVATIONS ARE BASED ON:

           - Continually renewing its products and processes

        Improving and developing products and processes safeguards BASF's leadership position. Over the past decade, BASF has invested an average of E100 million a year in research on improving major manufacturing processes. This investment has lowered BASF's current annual manufacturing costs by approximately E1 billion compared to costs in 1990. BASF is also working toward improving its business processes by expanding its e-commerce activities so that it can provide its customers with products and services in a quicker and more timely manner.

           - Offering customers creative system solutions

        BASF's application specialists and researchers work closely with customers to ascertain and develop the types of products that customers want.

           - Exploiting the diversity of its chemistry research for product development

        Through its extensive network of research activities, BASF aims to exploit the product development potential that its broad base of research in chemistry affords it. BASF conducts research activities at its research facilities in Ludwigshafen, Germany, at its regional research centers and at those of its subsidiaries, through its interests in start-up companies and through approximately 800 cooperations with leading universities, institutes and business partners.

     To support its strategy of increasing and sustaining shareholder value through growth and innovation, BASF aims to increasingly align the interests of management with those of shareholders. In 2000, BASF implemented a worldwide stock option program for senior executives that allows them to purchase company stock on preferential terms if BASF shares achieve defined performance goals. BASF has also established an employee stock purchase program, which is available to employees in Germany who are not eligible for the stock option program. With the introduction of BASF's shares on the New York Stock Exchange in June 2000, BASF Corporation in the United States introduced a share program for its employees. BASF is currently introducing employee stock purchase programs in other countries as well. In addition, believing that stockholders should receive an appropriate share of profits, BASF more than doubled its dividends between 1994 and 1999. For 2000, BASF will again propose to the Annual Meeting to raise the dividend. In response to changes in German tax law which are effective as of 2001, BASF will also propose to pay a special dividend to maximize shareholder benefits. The company also started a share buy-back program in 1999 and launched a second program in March 2000, allocating up to E2 billion for the buy-back of BASF shares.

                        DESCRIPTION OF BUSINESS SEGMENTS

                                   CHEMICALS

SEGMENT OVERVIEW

     BASF's Chemicals segment is one of the largest chemical producers in the world based on sales. The Chemicals segment produces a full range of products, from basic petrochemicals and inorganic chemicals to high-value specialty chemicals, allowing BASF to exploit fully the benefits of its Verbund approach to integration.

     The following table sets forth the Chemicals segment's sales to third parties, percentage of total BASF sales, intersegmental transfers, income from operations and capital expenditures for the last three years:

                                                  2000      1999      1998
                                                 ------    ------    ------
                                                    (EUROS IN MILLIONS)
Sales to third parties.........................  E5,789    E4,423    E4,300
Percentage of total BASF sales.................     16%       15%       16%
Intersegmental transfers.......................  E2,363    E1,882    E1,955
Income from operations.........................  E  713    E  737    E  961
Capital expenditures...........................  E  880    E  765    E  588

     The Chemicals segment produces a wide variety of chemicals that are sold to a multitude of industries, including the chemical, construction, automotive, electronics, detergents, colorants, coatings and health and nutrition industries.

     The Chemicals segment exemplifies the benefits of BASF's Verbund approach to integration because its divisions both intensively consume and manufacture products along the company's core value-adding chains. Virtually all products that the segment sells to external customers are produced within this integrated network. Although most of the segment's sales are to external customers, approximately 30% of the segment's total sales are intersegmental transfers to other BASF operations for the manufacture of higher-value products. The products manufactured for captive use include many basic and intermediate chemicals.

     The Chemicals segment's strategic goal is to expand and strengthen its position as a competitive and profitable global producer. The Chemicals segment aims to maintain its leading market position in Europe and to expand operations in North America and the Asia-Pacific region. On December 29, 2000, BASF announced that, subject to approval by regulatory authorities, BASF expects to acquire by April 2001 the production activities in Feluy, Belgium of the SISAS Group, strengthening its position in the European market for butanediol and its derivatives, as well as for phthalic anhydride and plasticizers. Achieving economies of scale and making investments in technology, processes and products are the most important factors for the segment's competitiveness. BASF's capital expenditures relating to the Chemicals segment are focused on building new world-scale plants that offer state-of-the-art technology.

     As part of its intention to fulfill its strategic goals, BASF has reorganized activities in its Chemicals segment in mid-2000. BASF's Petrochemicals & Inorganics and Industrial Chemicals divisions were reorganized to form two new global operating divisions. BASF believes the new organizational structure will better conform to its value-adding chains and make the company's integration even more efficient. The former Petrochemicals & Inorganics division was renamed "Petrochemicals" and is responsible for the manufacture and marketing of products from steamcrackers as well as industrial gases, plasticizers and solvents. The former Industrial Chemicals division was renamed "Inorganics" and is responsible for the production and marketing of inorganic chemicals, including ammonia, nitric acid, sulfuric acid and chlorine, as well as of catalysts, glues and impregnating resins. With this reorganization, some of the plants formerly operated by the

Fertilizers division have been allocated to the Chemicals and Plastics & Fibers segments with a corresponding restatement of the segment data. Data for the Chemicals segment from 1998, 1999 and 2000 have been restated to reflect this new organizational structure.

     The divisions comprising the Chemicals segment and their principal products are:

     PETROCHEMICALS:

    MAJOR PRODUCTS                                  PRIMARY APPLICATIONS
    --------------                                  --------------------
    -    Cracker products including propylene,      -    Starting materials largely for captive
         ethylene, benzene and butadiene                 use within BASF to manufacture plastics,
                                                         plasticizers, solvents, dispersions and
                                                         higher-value and specialty chemicals
    -    Industrial gases such as hydrogen, carbon  -    Starting materials largely for captive
         monoxide and oxygen                             use within BASF to manufacture
                                                         higher-value chemicals
    -    Standard and specialty plasticizers as     -    Additives to soften plastics for use in
         well as plasticizer raw materials               the construction, cable and wire, coated
                                                         fabrics and medical industries
    -    Solvents including oxo alcohols,           -    Solvents to process, apply, clean or
         acetates, glycol ethers and specialty           separate materials mainly in the
         solvents                                        coatings, pharmaceuticals and cosmetics
                                                         industries

     INORGANICS:

    MAJOR PRODUCTS                                  PRIMARY APPLICATIONS
    --------------                                  --------------------
    -    Inorganic chemicals such as ammonia,       -    Starting materials for fertilizers, food
         urea, nitric acid, sulfuric acid,               additives, auxiliaries for chemicals
         chlorine, as well as inorganic
         specialties such as electronic grade
         chemicals and hydroxylamine products
    -    Catalysts                                  -    Used in chemical reactions in order to
                                                         increase product yields
    -    Glues and impregnating resins including    -    Wood-to-wood adhesives and bonding
         their raw materials, formaldehyde,              applications, decorative paper
         methanol and melamine                           manufacturing
    -    Catamold(R) products for powder injection  -    For manufacturing tiny, intricate devices
         molding of metal and ceramic components         such as watch casings

     INTERMEDIATES:

    MAJOR PRODUCTS                                  PRIMARY APPLICATIONS
    --------------                                  --------------------
    -    Amines including aniline, ethanolamines    -    Precursors or components for detergents
         and specialty amines                            and cleaning products, process chemicals
                                                         and agricultural products
    -    Butanediol and derivatives                 -    Chemical building blocks for plastics,
                                                         polyurethanes, fibers and paints
    -    Carboxylic acids and polyalcohols          -    Preservatives for the feed and food
                                                         industries, precursors for textile and
                                                         leather applications as well as for
                                                         coatings
    -    Specialty intermediates                    -    For paper manufacturing, polymers,
                                                         textiles, leather products,
                                                         pharmaceuticals as well as agricultural
                                                         products

     SPECIALTY CHEMICALS:

    MAJOR PRODUCTS                                  PRIMARY APPLICATIONS
    --------------                                  --------------------
    -    Ethylene derivatives such as ethylene      -    Precursors and components for products
         oxide, glycols, surfactants and glycol          such as detergents, anti-freeze and
         ethers                                          polyester fibers, films and PET plastic
                                                         bottles
    -    Isobutene derivatives such as              -    Precursors and components for products
         polyisobutene                                   such as fuel and lubricant additives
    -    Hydrocyanic acid derivatives such as       -    For paper manufacturing, electroplating,
         chelating agents                                detergents and photographic chemicals
    -    Propylene derivatives such as propylene    -    Precursors and components for products
         oxide, propylene glycols as well as             such as surfactants, hydraulic fluids,
         acrylic acid derivatives                        solvents, propylene glycols, dispersants
                                                         and detergents

SEGMENT STRATEGY

     The Chemicals segment provides the foundation for BASF's Verbund approach to integration, supplying all of the company's chemical customers -- both internal and external -- with a wide spectrum of quality chemicals at competitive prices.

     The Chemical segment's strategy is to maintain its leading market position in Europe, to expand operations in North America and the Asia-Pacific region and to improve its competitive position by employing the most efficient technologies and processes available.

     BASF has major projects underway in North America and Asia. A major project in Asia is the expansion of the new Verbund site in Kuantan, Malaysia, where the first plant went on stream in March 2000. In addition, BASF is planning a new Verbund site in Nanjing, China. BASF expects plants at the Nanjing site to start up in 2005. In North America, BASF and its partner, TotalFinaElf S.A., are currently building the world's largest liquid steamcracker at TotalFinaElf's refinery in Port Arthur, Texas. The steamcracker, scheduled to begin operation in the second half of 2001, will supply propylene, ethylene and other products to BASF's Verbund sites in Geismar, Louisiana, and Freeport, Texas.

     In 2000, the Chemicals segment invested approximately E147 million in research and development. Research activities are focused on improving value-adding production chains that serve the segment and on developing higher-value products. BASF is developing new products and production processes, in particular for organic and inorganic intermediates and industrial and specialty chemicals.

     The main capital expenditure projects of the Chemicals segment currently include:

                                                    PROJECTED ANNUAL       PROJECTED
                                                 CAPACITY AT COMPLETION   START-UP OF
LOCATION               PROJECT                         OF PROJECT          OPERATION
--------               -------                   ----------------------   -----------
                                                     (METRIC TONS)
Kuantan, Malaysia      Oxo C4 alcohols                   240,000(1)          2001
                       Phthalic anhydride                 40,000(1)          2001
                       Plasticizers                      100,000(1)          2001
                       Butanediol                        100,000(1)          2002
                       Formic acid                        50,000(1)          2003

Port Arthur, Texas     Steamcracker                      830,000 ethylen
                                                             and             2001
                                                         860,000 propylene(2
                       Butadiene                         410,000(3)          2003

Ludwigshafen, Germany  Polytetrahydrofuran                56,000             2002
                       Formaldehyde                      480,000             2003
                       Trimethylolpropane                 20,000             2001
                       Optically active amines             2,000             2001
                       Butanediol expansion              190,000             2000
                       Dimethylhexanediol                  2,000             2001

Antwerp, Belgium       Ethylene oxide expansion          415,000             2001
                       Glycols expansion                 300,000             2001

Freeport, Texas        Hexanediol                         25,000             2001
                       Neopentylglycols                   60,000             2002

Geismar, Louisiana     Ethylene oxide expansion          420,000             2001
                       Glycols expansion                 390,000             2001
                       S-Methoxyisopropylamine             2,500             2001

---------------

(1) Conducted through a joint venture between BASF (60%) and Petronas (40%) (capacity reflects total joint venture capacity).

(2) Conducted through a joint venture between BASF (60%) and TotalFinaElf S.A. (40%) (capacity reflects total joint venture capacity).

(3) Conducted through a joint venture between Shell Chemical Company (60%), BASF (24%) and TotalFinaElf S.A. (16%) (capacity reflects total joint venture capacity).

PETROCHEMICALS

     OVERVIEW

     The Petrochemicals division sells more than 200 different products and represents the first step in BASF's Verbund approach to integration for the company's petrochemical-based, high-value products. Approximately 50% of the division's products are earmarked for captive use within BASF. The remaining amount is sold to approximately 2,200 customers worldwide.

     The principal raw materials used in this division are naphtha -- derived from refining crude oil -- and natural gas. The Petrochemicals division purchases approximately 10% of its raw materials from other BASF operations, the majority of which is natural gas acquired from WINGAS GmbH. All other principal raw materials are bought from external sources. BASF does not rely on any dominant supplier for the raw materials of the Petrochemicals division.

     The Petrochemicals division's principal products include the basic building blocks of petrochemicals produced in steamcrackers, which use steam to crack naphtha mainly into ethylene and propylene -- two important petrochemical materials. Other materials produced in this process include aromatics such as benzene, and C4 cuts (a mixture of C4 hydrocarbons) -- a precursor for butadiene, isobutene and n-butenes. BASF also produces acetylene -- a chemical based on natural gas and provides industrial gases for consumption at BASF's Verbund sites in Ludwigshafen, Germany and Antwerp, Belgium.

     The division's products, which are used internally in BASF's value-adding chains of production, include major amounts of ethylene, propylene, butadiene, benzene, acetylene, oxo alcohols, phthalic anhydride, polyisobutene and industrial gases. This captive use within BASF provides steady demand that helps maintain good capacity utilization levels at the division's production plants.

     In Europe, BASF operates three steamcrackers -- two in Ludwigshafen, Germany and one in Antwerp, Belgium. They supply these Verbund sites with basic chemical building blocks such as ethylene, propylene, C4 cuts and aromatics for BASF's derivatives plants that produce ethyl benzene (a styrene precursor), ethylene oxide (a precursor for monoethylene glycol), as well as nitrobenzene, aniline and diphenylmethane diisocyanate (MDI). Although the steamcrackers mainly supply products for captive use within the company, BASF maintains positions in the merchant markets for ethylene to ensure high capacity utilization.

     In North America, BASF and its partner TotalFinaElf S.A. are currently building a world-scale steamcracker at TotalFinaElf's refinery located in Port Arthur, Texas. The steamcracker, scheduled to start operations in the second half of 2001, will supply olefins and aromatics to BASF's Verbund sites in Geismar, Louisiana, and Freeport, Texas. BASF is the majority partner, with a 60% ownership interest, and the site operator. The combined investment of BASF and TotalFinaElf will be approximately E1 billion, with BASF's share being E600 million. The steamcracker will have an annual capacity of approximately 830,000 metric tons of ethylene and 860,000 metric tons of propylene. In a new joint venture, BASF is planning to build the world's largest butadiene extraction plant in Port Arthur, Texas, with partners TotalFinaElf and Shell.

     In Asia, a production plant for oxo C4 alcohols is scheduled to come on stream in Kuantan, Malaysia during the second quarter of 2001. BASF also plans to build a steamcracker as part of its new Verbund site in Nanjing, China, in cooperation with its partner, China Petroleum & Chemical Corporation (SINOPEC).

     Virtually all of the products in the Petrochemicals division are commodities; low production cost is therefore key to the success of the division. Highly competitive cost positions are achieved through economies of scale, high capacity utilization and use of all products within Verbund sites. Many of the division's products constitute the first steps in BASF's integrated value-adding chains and are sold to other BASF operations at market prices. By buying these products from BASF's own Petrochemicals division, however, other BASF operations benefit from efficiencies in logistics and savings in energy, transportation, purchasing and infrastructure costs. This approach underpins BASF's ability to efficiently manufacture higher-value products throughout its operations.

     The Petrochemicals division's sales to third parties were E1,773 million in 2000.

     PRODUCTS

     The following are the Petrochemicals division's main product lines:

     Plasticizers and Plasticizer Raw Materials

     BASF is the second largest producer of plasticizers, which are used in chemical processes to make rigid plastics flexible. BASF's product range includes standard plasticizers based on phthalic anhydride under the trade name Palatinol(R), which are used, for example, to produce flexible PVC. BASF also produces specialty plasticizers under the trade names Plastomoll(R) and Palamoll(R), which are based on BASF's range of aliphatic diols. BASF also sells the plasticizer precursor phthalic anhydride for use in dyestuffs and unsaturated polyester resins and markets higher plasticizer range alcohols. BASF sells these products globally, primarily to the construction, cable and wire, coated fabrics and medical industries.

     Solvents

     BASF offers a wide range of oxygenated, halogen-free solvents that are used to dissolve other chemicals and facilitate chemical reactions. BASF is the world's largest producer of oxo alcohols and is also a major producer of acetates, glycol ethers and glycol ether acetates, as well as the specialty solvents dimethylformamide (DMF), dimethylacetamide (DMAC) and cyclohexanone. BASF sells most of these products globally, primarily to the coatings, pharmaceuticals and cosmetics industries.

     Cracker Products

     BASF produces the entire range of cracker products from propylene and ethylene to benzene and C4 cuts. Of these, propylene is the most important starting product for BASF's value-adding chains of production in petrochemicals. BASF consumes the propylene it produces; however, more ethylene is produced than needed for captive use. To ensure that BASF's steamcrackers are used at a high capacity, the excess ethylene is sold in Germany and the Benelux countries through an ethylene pipeline system. Generally, European producers can meet demand in Europe for ethylene. BASF will also begin selling surplus ethylene out of its Verbund site in Port Arthur, Texas, by the third quarter of 2001. Benzene is used captively both in Ludwigshafen and Antwerp, while the residues from benzene extraction are sold as gasoline components. Butadiene is used captively to produce dispersions and ABS (acrylonitrile-butadiene-styrene) and is also sold in the merchant market. Isobutene (a C4 hydrocarbon) serves as the starting material for the polyisobutene value-adding chain of gasoline additives as well as the basic building block in vitamin synthesis. In Europe, all n-butenes are used in the synthesis of plasticizers and detergent alcohols. Higher olefins are marketed to the adhesives industry.

     Industrial Gases

     These products include industrial gases such as hydrogen, carbon monoxide and oxygen and are largely for captive use within BASF to manufacture higher-value chemicals.

     Production capacity for the major products in the Petrochemicals division is as follows:

                                          ANNUAL PRODUCTION CAPACITY
    PRODUCT                                     (METRIC TONS)           PRIMARY APPLICATIONS
    -------                               --------------------------    --------------------
    Ethylene............................          1,300,000             - Plastics
                                                                        - Specialty chemicals
                                                                        - Solvents
                                                                        - Dispersions
    Propylene...........................            750,000             - Plastics
                                                                        - Plasticizers
                                                                        - Solvents
                                                                        - Specialty chemicals
    Benzene.............................            480,000             - Plastics
    Oxo C4 alcohols.....................            880,000             - Plasticizers
    (calculated as butyraldehyde)                                       - Dispersions
                                                                        - Solvents
    Phthalic anhydride..................            127,000             - Plasticizers
                                                                        - Resins
                                                                        - Dyestuffs
    Higher oxo alcohols.................            170,000             - Plasticizers
                                                                        - Detergents (ethoxylates)
    Acetylene...........................             90,000             - Plastics
                                                                        - Vitamins
                                                                        - Pharmaceuticals

     MARKETS AND DISTRIBUTION

     In 2000, Europe accounted for 76% of the Petrochemicals division's sales to external customers, North America for 16% and the Asia, Pacific Area, Africa region for approximately 7%.

     The Petrochemicals division sells products through BASF's own sales force as well as through wholesalers. Specialty chemical and other chemical companies are the primary external customers of this division, and some of the customers are also competitors of BASF. Approximately 50% of the division's sales are to other BASF divisions.

     The Petrochemicals division produces commodities that are subject to strong cyclicality in pricing. Changes in the costs of raw materials have an almost immediate effect on the division's financial performance. The market for plasticizers and oxo alcohols is characterized by excess capacity, which has resulted in stiff competition and pricing pressure. Competition in the market is based on strong customer relationships, comprehensive product services and price.

     The primary competitors of BASF's Petrochemicals division are a diverse number of medium and large chemical companies. BASF considers BP Amoco Chemical, Inc. of the United Kingdom; Eastman Chemicals Corp., Exxon Chemicals Company and Union Carbide Corp. of the United States; and Celanese AG and the Degussa AG unit Oxeno of Germany to be its main competitors in the areas of plasticizers and solvents. In the ethylene market, BASF's main competitors are The Dow Chemical Company of the United States; DSM of the Netherlands; E.ON AG (formerly VEBA AG) and DEA Mineralol AG of Germany; and Shell Chemicals and BP Amoco Chemical Inc. of the United Kingdom.

INORGANICS

     OVERVIEW

     BASF's Inorganics division sells approximately 400 products of which approximately 55% are allocated for captive use, allowing BASF's other divisions to benefit from reduced energy, transportation and infrastructure costs as well as improved efficiencies in purchasing and logistics. These internal transfers, which are sold at market prices, include major amounts of formaldehyde, chlorine, ammonia, methanol, nitric acid and sodium hydroxide as startup materials to create higher-value products. This captive use within BASF provides steady demand that helps maintain good capacity utilization levels at the division's production plants. The remaining amount is sold to external customers worldwide from a broad range of industries.

     The principal raw materials used in the Inorganics division are natural gas, sulfur and salt. The division purchases 30% of its raw materials from other BASF operations. Natural gas, the main raw material, is acquired through BASF's joint venture WINGAS GmbH. All other principal raw materials are purchased from external sources. BASF does not rely on any dominant supplier for the raw materials of its Inorganics division.

     The most important production site for the Inorganics division is BASF's Verbund site in Ludwigshafen, Germany, where the division produces its entire range of products. The division also produces basic inorganic chemicals such as ammonia, chlorine, sodium hydroxide, formaldehyde, nitric acid and sulfuric acid at the company's Verbund site in Antwerp, Belgium.

     Cost leadership is vital for the Inorganics division due to the commodity pricing structure for many of its products. BASF believes its integrated approach to manufacturing in world-scale plants helps the division control costs and compete effectively in its key product areas. Offering customers inorganic specialties and innovative products, especially in the areas of electronic grade chemicals, catalysts and powder injection molding is also important for BASF to maintain a competitive edge and thus contribute to BASF's profitability.

     The Inorganics division's sales to third parties were E626 million in 2000.

     PRODUCTS

     The Inorganics division has four major product lines:

     Inorganic Chemicals

     BASF produces a wide range of inorganic chemicals through value-adding chains of production based on nitrogen, sulfur and sodium chloride. Products range from basic chemicals such as ammonia, chlorine, sodium hydroxide, nitric acid and sulfuric acid, to inorganic specialties such as electronic grade chemicals, hydroxylamine products, carbonyl iron powder, boron trifluoride and salts for food additives. Products are sold globally, primarily to other chemical companies.

     Catalysts

     Catalysts are substances that are frequently added to chemical processes to facilitate the target reaction. Developing and manufacturing catalysts plays an important role in BASF's strategy to protect and expand its technological leadership because catalysts often help increase product yields. BASF's catalysts are used mainly in internal processes and are also sold to customers around the world.

     Glues and Impregnating Resins

     BASF offers a wide variety of tailor-made, wood-to-wood adhesives. These adhesives are used to bind together the particles, fibers and strands found in all types of particleboards, and are also used for surface bonding of wooden components. In addition, BASF produces impregnating resins, which are used to manufacture decorative paper. BASF is also a producer of glues and impregnating resin raw materials such as formaldehyde, methanol, urea and melamine. Europe represents the primary market for this group of products.

     Catamold(R)

     BASF has developed the innovative Catamold(R) line of products for powder injection molding of metal and ceramic components. The Catamold(R) line is especially suited for manufacturing tiny, intricate devices such as watch casings and orthodontic appliances. BASF sells these products globally to manufacturers in the automotive, construction and medical sectors, among other industries.

     The production capacity for the Inorganics division's major products is as follows:

                                   ANNUAL PRODUCTION CAPACITY
    PRODUCT                              (METRIC TONS)           PRIMARY APPLICATIONS
    -------                        --------------------------    --------------------
    Ammonia......................          1,255,000             - Fertilizers
                                                                 - Glues and impregnating resins
                                                                 - Dyestuffs
                                                                 - Animal nutrition
                                                                 - Fiber products
    Chlorine.....................            460,000             - Plastics
                                                                 - Solvents
                                                                 - Inorganic salts
    Formaldehyde condensation
      products...................            600,000             - Glues and impregnating resins
    Formaldehyde.................            510,000             - Glues and impregnating resins
                                                                 - Solvents
    Methanol.....................            450,000             - Glues and impregnating resins
                                                                 - Chemical intermediates
                                                                 - Solvents
                                                                 - Vitamins
    Sulfuric acid and oleum......            720,000             - Fiber products
    Sulfur dioxide...............            150,000             - Bleaching and reducing agents
    Sodium hydroxide.............            470,000             - Chemicals
    Urea.........................            545,000             - Fertilizers
                                                                 - Glues and impregnating resins

     MARKETS AND DISTRIBUTION

     In 2000, Europe accounted for 83% of the Inorganics division's sales to external customers, North America for 8% and the Asia, Pacific Area, Africa region for 8%. Besides BASF's other operating divisions, the Inorganics division's main customers include other chemical companies, and many of these are competitors of BASF.

     The Inorganics division produces both commodities characterized by cyclical pricing, in which changes in the costs of raw materials have an almost immediate effect on the division's financial performance, and inorganic specialties, which are relatively less sensitive to price fluctuations. The Inorganics division competes on the basis of strong customer relationships, comprehensive product service and price. In the market for specialty products, the division also competes based on its ability to offer innovative products, such as catalysts.

     The Inorganics division sells its products primarily through BASF's own sales force.

     The Inorganics division's primary competitors consist of a diverse number of medium and large chemical companies. The division's main competitors include ATOFINA S.A. of France, Norsk Hydro of Norway and Gentek Inc. of the United States. In the market for catalysts, the division's main competitors include Sud-Chemie AG of Germany, Criterion Catalyst & Technology Company of the United States and Procatalyse SA of France, while in the market for glues and impregnating resins,

Nordkemi Oy of Finland (consisting of the former Dyno Industrier ASA of Norway and Neste Chemicals of Finland) and ATOFINA S.A. of France are among BASF's competitors.

INTERMEDIATES

     OVERVIEW

     The Intermediates division manufactures approximately 550 products that are sold to around 3,000 customers worldwide. These customers typically purchase the division's chemical precursors to create higher-value chemicals.

     The division has four major product areas:

     - amines;

     - butanediol and derivatives;

     - carboxylic acids and polyalcohols; and

     - specialty intermediates.

     Customers of the Intermediates division are largely active in the manufacture of surfactants, plastics, polyurethanes, textile fibers, resins, paints, colorants, pharmaceuticals and agricultural products.

     The Intermediates division represents an important link in BASF's Verbund approach to integration because it purchases approximately 80% of its feedstock from other BASF operations, thus benefiting from efficiencies in logistics and savings in energy, transportation, purchasing and infrastructure costs. The division also consumes by-products of other BASF chemical operations, thus adding value to otherwise wasted product streams. The principal raw materials that the division uses are methanol, formaldehyde, acetylene, C4 aldehyde, acrylonitrile, ammonia, ethylene oxide, ethylene, chlorine, benzene and nitric acid.

     Many of the Intermediates division's products are resilient to economic cycles, making the division a steady and solid contributor to BASF's profitability. The division's products are often the result of multi-step production processes within BASF before intermediates are sold to external customers. The division, however, also satisfies high demand within BASF for cost-efficient precursors for the production of agricultural products, pharmaceuticals, paint resins, plastics, adhesives, dyes, pigments and process chemicals for the textile, leather and paper industries. Internal transfers to other BASF operations, in particular of amines, account for approximately 30% of the division's total sales.

     The keys to the Intermediates division's success are achieving technological and cost leadership, offering customized products and, increasingly, developing a global production presence. To achieve technological and cost leadership, BASF participates in targeted research and process development programs for new, efficient world-scale production sites. The Intermediates division cooperates with key customers to develop new, tailor-made products. To increase its global presence, the Intermediates division intends to expand its operations outside of Europe, particularly in Asia with a major focus on the new Verbund sites in Kuantan, Malaysia, and Nanjing, China, as well as the production site in Ulsan, Korea. BASF is specifically aiming to build on its existing global leadership position in the production of diols and to expand its production of amines to capture an increased share of global markets.

     The Intermediates division's sales to third parties were E1,720 million in 2000.

     PRODUCTS

     The Intermediates division has four major product areas:

     Amines

     BASF is one of the world's largest producers of amines, which are principally used to make detergents and cleaning products, process chemicals and agricultural products as well as pharmaceuticals. BASF offers approximately 140 different amines worldwide. Key products include aromatic amines such as aniline (manufactured mainly for captive use within BASF), ethanolamines, ethyleneamines, alkylamines, alkylalkanolamines and specialty amines. Amines are sold globally, but Europe is BASF's primary market for these products.

     Butanediol and Derivatives

     BASF is the world's largest manufacturer of 1,4-butanediol, which is a chemical building block for products such as plastics and polyurethanes. Its derivatives are used to produce, for example, fibers and paints. Besides 1,4-butanediol, other key products include tetrahydrofuran, PolyTHF(R), gamma-butyrolactone and N-methylpyrrolidone. BASF produces and sells these products globally.

     Carboxylic Acids and Polyalcohols

     This product group comprises carboxylic acids such as formic acid, propionic acid and adipic acid, as well as polyalcohols, which include hexanediol and neopentylglycol. These chemicals can be used, for example, to manufacture preservatives for the feed and food industries, auxiliaries for textile and leather applications, as well as precursors for a wide range of coatings products. The Intermediates division sells these products globally. BASF is focusing capital expenditures on North America and Asia as part of the company's strategy to increase sales in these regions.

     Specialty Intermediates

     BASF manufactures acid chloride derivatives, dialdehydes and imidazoles as well as various chemical specialties such as alcoholates, formamide, triphenylphosphine and several optically active intermediates. These chemicals are often used in the manufacture of paper, polymers, textiles and leather products and also for pharmaceuticals and agricultural products. Europe is BASF's primary market for these products, but BASF has targeted Asia as well as North America for future substantial growth.

     Production capacity for the major products in the Intermediates division is as follows:

                                    ANNUAL PRODUCTION CAPACITY
    PRODUCT                               (METRIC TONS)           PRIMARY APPLICATIONS
    -------                         --------------------------    --------------------
    Aniline/Dinitrotoluene........        375,000/85,000          - Polyurethane plastics
                                                                  - Rubber industry applications
    Alkylamines...................               190,000          - Agricultural products
                                                                  - Water treatment
                                                                  - Pharmaceuticals
                                                                  - Rubber chemicals
    Ethanolamines/
      Alkylalkanolamines..........               255,000          - Laundry and cleaning
                                                                    materials
                                                                  - Water treatment
                                                                  - Agricultural products
                                                                  - Gas purification
    Specialty amines..............               150,000          - Surfactants
                                                                  - Rubber industry applications

                                    ANNUAL PRODUCTION CAPACITY
    PRODUCT                               (METRIC TONS)           PRIMARY APPLICATIONS
    -------                         --------------------------    --------------------
                                                                  - Agricultural products
                                                                  - Polyurethane and epoxy
    Acid chloride derivatives.....                40,000          - Organic peroxides
                                                                  - Pharmaceuticals
    Butanediol....................               400,000          - Plastics and polyurethanes
    Polytetrahydrofuran                                           - Fibers
      (PolyTHF(R))................                84,000          - Polyurethanes
    Hexanediol....................                30,500          - Plastics
                                                                  - Coating resins
    Formic acid/propionic acid....        180,000/80,000          - Preservatives
    Formamide.....................               100,000          - Agricultural products

     MARKETS AND DISTRIBUTION

     In 2000, Europe accounted for approximately 47% of the Intermediates division's sales to external customers. North and South America together accounted for approximately 26% and the Asia, Pacific Area, Africa region accounted for approximately 27%. BASF sells this division's products through its own sales force as well as through distributors.

     A significant majority of the Intermediates division's products are resilient to economic cycles, but the division also manufactures products that are commodities characterized by cyclicality in pricing. The trend toward commodity pricing is increasing.

     The competitors of the Intermediates division range from major industry participants to smaller, specialized chemical companies. Besides product price, important factors for success include quality and a reliable supply of products along with customer service. BASF is among the top three producers worldwide in its four intermediates business sectors. Approximately 10 medium to large companies compete globally in the amines market. BASF considers its global competitors based in the United States to be Union Carbide Corp., Air Products Corp., The Dow Chemical Company and Huntsman Corporation. Its key European competitors are UCB S.A. of Belgium and Akzo Nobel N.V. of the Netherlands. In its butanediol and derivatives activities, BASF considers its competitors to be International Specialty Products Inc. and E.I. du Pont de Nemours and Company of the United States; Mitsubishi Chemicals Corporation and Tonen Chemical Corporation of Japan; Shinwa Petrochemicals of Korea; and Dairen Chemical Corporation of Taiwan. Main competitors in BASF's specialty intermediates business are PPG Industries, Inc. of the United States and Groupe SNPE of France. The competitors in carboxylic acids and polyalcohols business include Kemira OY of Finland and BP Amoco Chemical, Inc., Celanese AG of Germany, Union Carbide Corp. and Eastman Chemicals Corp. of the United States and UBE of Japan.

SPECIALTY CHEMICALS

     OVERVIEW

     The Specialty Chemicals division, which is one of the world's largest manufacturers of high-value chemicals, produces more than 1,200 products that are sold to over 4,000 customers worldwide in more than 50 major industries.

     The Specialty Chemicals division produces surfactants and chelates for detergents and cleaning products, antifreeze and brake fluids for the automotive industry and fuel and lubricant additives for the mineral oil industry. The division also sells ethylene glycol to manufacturers of polyester fibers, films and PET (polyethylene terephthalate) plastic bottles. The division's electroplating chemicals are used in the electronics industry and its biocides are used for disinfection in various applications. Specialty polymers are sold to the construction industry for use in concrete and for seawater desalination -- a technology in which BASF is a leader.

     Products of the Specialty Chemicals division often represent the end products of several significant value-adding chains within BASF's Verbund. BASF's approach to integration gives the Specialty Chemicals division an advantage over small and medium-sized companies that lack the cost advantages of integration. The most important chains from which the division benefits are based on derivatives of ethylene, propylene, isobutene and hydrocyanic acid. BASF is among the world's largest producers of ethylene oxide, which is a derivative of ethylene, and offers a large variety of products based on this chemical. The Specialty Chemicals division manufactures ethylene oxide at large world-scale plants at BASF's Verbund sites and is responsible for a substantial part of BASF's ethylene-based products. The division purchases 85% of its precursors from within BASF and sells almost 80% of its products to external customers.

     BASF's goal is to become one of the world's leading producers of nonionic surfactants based on ethylene oxide, both through acquisitions and by expanding its production capacity. Surfactants enhance cleansing efficiency and are used, for example, in household detergents and dishwashing agents as well as in industrial and institutional cleaning applications. BASF acquired and successfully integrated the U.S. surfactants businesses of both PPG Industries, Inc. and Olin Corporation of the United States at the end of 1997. These acquisitions considerably increased BASF's market share of specialty surfactants and helped BASF become a leading supplier of surfactants in North America. The new nonionic surfactants plant at BASF's site in Geismar, Louisiana, will make a significant contribution to the company's already strong market position in the United States. In 1998, BASF also acquired the U.S. chelating agents business of Ciba Specialty Chemicals Holding Inc. of Switzerland, improving its position as a global supplier of chelating agents, which are used to manufacture pulp and detergents among other products.

     In Europe, BASF acquired the polyethylene glycols business from BP France in 1999. This acquisition enhanced BASF's position as a leading nonionic surfactants manufacturer in the European market. BASF further strengthened its position in the European antifreeze-market through the acquisition of the antifreeze business of France's ACIA Societe in 1999.

     The Specialty Chemicals division's goal is to expand its regional presence outside of Europe, particularly for surfactants in North America and for glycols in Asia. The division also aims to work closely with customers to develop higher-value products, especially in the market for detergents. BASF is actively expanding its marketing activities and production capacity in the Asia-Pacific region to achieve medium and long-term growth. The ethylene oxide and glycols sites within BASF's planned Verbund site in Nanjing, China, are part of this growth strategy.

     The Specialty Chemicals division's sales to third parties were E1,670 million in 2000.

     PRODUCTS

     The Specialty Chemicals division's products are largely based on four value-adding chains: ethylene, isobutene, hydrocyanic acid and propylene. The division sells its products worldwide, but sales are concentrated mostly in Europe and the United States.

     Ethylene Derivative Chemistry

     Ethylene derivative chemistry products form the core of the Specialty Chemicals division. These products are used mainly to produce surfactants, glycols and glycol ethers. BASF produces nonionic surfactants, which are often used in detergents, that are based on aliphatic alcohols and ethylene oxide or on block polymers that are produced by combining ethylene oxide and propylene oxide. BASF is one of Europe's largest ethylene glycol producers, a product used in antifreeze in the automotive industry. BASF also supplies ethylene glycol to polyester manufacturers for the production of fibers, films and PET plastic bottles. Waxes synthesized from ethylene also are used in various surface treatment applications for automobiles and floors. Ethylene oxide and glycols form important links in BASF's ethylene value-adding chain, and the company plans to further increase its production capacity for these products.

     Isobutene Derivative Chemistry

     Isobutene is the starting material for BASF's Keropur(R) and Glissopal(R) brand fuel and lubricant additives. BASF is one of the world's largest suppliers of polyisobutene and its derivatives, such as polyisobuteneamine, which are part of the isobutene value-adding chain. The key markets for fuel additives are North America and Europe. Polyisobutene is marketed directly to motor oil additive manufacturers.

     Hydrocyanic Acid Derivative Chemistry

     BASF produces several chelating agents based on hydrocyanic acid which serve as process chemicals in various industries. Applications include pulp manufacturing, electroplating, laundry detergents, cleaners and photographic chemicals. In 2001, BASF plans to increase its production capacity for chelating agents by installing additional reactors at the existing chelating agent plant at its production site in Ludwigshafen, Germany.

     Propylene Derivative Chemistry

     Propylene oxide is synthesized within the Specialty Chemicals division from propylene and serves as a base for a wide variety of products, including surfactants, hydraulic fluids, solvents and propylene glycols. Another product of the propylene value-adding chain is acrylic acid, which is used as a starting material in the Specialty Chemicals division to manufacture dispersants and auxiliary chemicals for detergents and water treatment. In addition to the production capacity listed below, BASF has access to additional capacity of propylene oxide through its ELLBA C.V. joint venture with Shell Nederland Chemie B.V. of the Netherlands. This additional capacity is allocated for captive use by the Polyurethanes division.

     Production capacity for the major products in the Specialty Chemicals division is as follows:

                                ANNUAL PRODUCTION CAPACITY
    PRODUCT                           (METRIC TONS)           PRIMARY APPLICATIONS
    -------                     --------------------------    --------------------
    Alkoxylation products.....            305,000             - Nonionic surfactants
    Chelating agents..........             55,000             - Paper manufacturing
                                                              - Detergents
    Ethylene oxide............          1,000,000             - Nonionic surfactants
                                                              - Glycols
    Propylene oxide...........            124,000             - Nonionic surfactants
                                                              - Propylene glycols
    Ethylene glycols..........            690,000             - Antifreeze
                                                              - Polyester
    Propylene glycols.........             80,000             - Unsaturated polyesters, solvents
    Glycol ethers.............            125,000             - Solvents, brake and hydraulic fluids

     MARKETS AND DISTRIBUTION

     In 2000, Europe accounted for approximately 51% of the Specialty Chemicals division's sales to external customers, while North America accounted for approximately 36%. The Asia, Pacific Area, Africa region and South America together accounted for the remaining sales of approximately 13%.

     BASF sells products from the Specialty Chemicals division through its own sales force, as well as through wholesalers. Some of the division's customers are also competitors of other BASF divisions.

     Competition varies significantly in the markets for the division's numerous products. In the markets for some basic products, such as ethylene glycol, competition is based mainly on price.

Competition in the markets for high-value products, such as specialty surfactants and fuel additives, is based mainly on product offering and quality and product performance.

     Competitors in the industry range from a large number of small, specialized chemical manufacturers to the world's largest global chemical companies. BASF considers the principal competitors of its Specialty Chemicals division to be Clariant International Ltd. of Switzerland, Shell Chemicals U.K. of the United Kingdom and The Dow Chemical Company of the United States.

                               PLASTICS & FIBERS

SEGMENT OVERVIEW

     BASF is one of the world's leading plastics and fiber products manufacturers and offers one of the industry's most comprehensive product ranges. The products of the Plastics & Fibers segment include:

     - standard plastics, such as polystyrene;

     - polyurethane raw materials and polyurethane products and systems;

     - nylon fibers and nylon intermediates;

     - styrene copolymers used in higher-value plastic applications; and

     - engineering plastics, which are high-performance materials that can withstand high temperatures, are resistant to chemicals and can often replace metal and other materials in applications.

     The following table sets forth the Plastics & Fibers segment's sales to third parties, percentage of total BASF sales, intersegmental transfers, income from operations and capital expenditures for the last three years:

                                            2000(1)     1999      1998
                                            -------    ------    ------
                                                (EUROS IN MILLIONS)
Sales to third parties....................  E11,030    E8,628    E7,663
Percentage of total BASF sales............      31%       29%       28%
Intersegmental transfers..................  E   490    E  378    E  375
Income from operations....................  E   889    E  644    E  545
Capital expenditures......................  E   599    E  998    E  746

---------------

(1) The Plastics & Fibers segment's figures include BASF's polyolefins operations for the first nine months of 2000.

     The principal customers of the Plastics & Fibers segment are active in a broad range of industries, including the construction, packaging, automotive, electronics, consumer products, textiles and sports and leisure industries.

     The Plastics & Fibers segment, which offers some of the most advanced products of BASF's value-adding chains, benefits significantly from several levels of Verbund-generated cost savings. The Plastics & Fibers segment also benefits from the ability of BASF's Verbund sites to guarantee a steady flow of precursors, even during periods of industry short supply. The segment buys a number of raw materials externally but does not rely on any dominant supplier.

     Europe is BASF's core market for plastics. To ensure the continued success of the Plastics & Fibers segment, BASF is currently positioning itself to better respond to customer needs by building regional production sites in the key markets of the segment's leading customers. BASF is also expanding existing production sites, application centers and sales offices in the segment's major markets as well as establishing and acquiring new sites to serve emerging growth markets such as Asia and South America. Finding new applications in cooperation with customers is also important for the Plastics & Fibers segment's future success.

     The divisions comprising the Plastics & Fibers segment and their principal products are:

    STYRENIC POLYMERS:
    MAJOR PRODUCTS                                PRIMARY APPLICATIONS
    --------------                                --------------------
    - PS, PS-I (polystyrene)                      - Packaging and disposable products
                                                  - Household appliances
                                                  - Housings for consumer electronics
    - EPS (expandable polystyrene) and XPS        - Building insulation
      (extruded polystyrene)                      - Packaging
    - EPP (expanded polypropylene)                - Automotive components
                                                  - Packaging for fragile products
                                                  - Insulation pads
                                                  - Sports equipment
    - MF (melamine resin foam)                    - Automotive components
                                                  - Soundproofing materials
                                                  - Fire protection materials
                                                  - Household and consumer appliances
    ENGINEERING PLASTICS:
    MAJOR PRODUCTS                                PRIMARY APPLICATIONS
    --------------                                --------------------
    - ABS (acrylonitrile-butadiene-styrene)       - Electrical and consumer electronics
                                                    equipment
                                                  - Household appliances
                                                  - Office equipment
                                                  - Automotive components
    - ASA (acrylonitrile-styrene-acrylate)        - Uncoated exterior automotive parts
                                                  - Sports equipment
                                                  - High-end electrical equipment
    - SAN (styrene-acrylonitrile)                 - Household and toiletry items
                                                  - Cosmetics packaging
                                                  - Office and household appliances
    - PA (polyamide)                              - Automotive engine components
                                                  - Flame retardant plastics for electrical
                                                    components
                                                  - Housings for electrical equipment
                                                  - Films for food packaging
    - PBT (polybutylene terephthalate)            - Electrical connectors
                                                  - Automotive components such as windshield
                                                    wiper arms

    ENGINEERING PLASTICS:
    MAJOR PRODUCTS                                PRIMARY APPLICATIONS
    --------------                                --------------------
    - POM (polyoxymethylene)                      - Clips and fasteners
                                                  - Speaker grilles
                                                  - High-end children's toys
                                                  - Mechanical and precision engineering
                                                    equipment
    - PES (polyethersulfone)                      - Medical equipment
                                                  - Automotive components
    - PSU (polysulfone)                           - Chemical engineering materials
    POLYURETHANES:
    MAJOR PRODUCTS                                PRIMARY APPLICATIONS
    --------------                                --------------------
    - Polyurethane basic materials                - Polyurethane plastics
    - Isocyanates                                 - Furniture interiors
                                                  - Automotive interiors
                                                  - Carpet backings
    - Polyols                                     - Rigid and flexible foams
                                                  - Cable sheathings
    - Polyurethane systems                        - Automotive seats
                                                  - Steering wheels, fenders, dashboards
                                                  - Polyurethane special elastomers
                                                  - Cable coverings
                                                  - Shock-absorbing plastics for automobiles
                                                    or sports equipment
    FIBER PRODUCTS:
    MAJOR PRODUCTS                                PRIMARY APPLICATIONS
    --------------                                --------------------
    - Caprolactam                                 - Precursor for nylon 6
    - Adipic acid                                 - Precursor for nylon 6,6
    - Hexamethylenediamine                        - Precursor for nylon 6,6
    - Acrylonitrile                               - Precursor for nylon 6,6
                                                  - Plastics application
    - Polycaprolactam (nylon 6)                   - Spinning polymers
                                                  - Engineering plastics
    - Nylon filaments (nylon 6)                   - Textile fibers for apparel
                                                  - Carpet fibers for residential,
                                                    commercial and automotive applications

    FIBER PRODUCTS:
    MAJOR PRODUCTS                                PRIMARY APPLICATIONS
    --------------                                --------------------
    - Nylon 6,6                                   - Spinning polymers
                                                  - Engineering plastics
    - Industrial fibers                           - Fire-blocking, filtration and workwear
                                                    applications
                                                  - Commercial carpet products
    POLYOLEFINS (TRANSFERRED TO THE JOINT VENTURE BASELL N.V. ON SEPTEMBER 30, 2000):
    MAJOR PRODUCTS                                PRIMARY APPLICATIONS
    --------------                                --------------------
    - Various polypropylene grades:               - Consumer product packaging
                                                  - Containers
      Standard polymers                           - Appliance housings
      Compounds                                   - Luggage
      Metallocene polypropylene                   - Outdoor furniture
                                                  - Fibers for use in rugs, ropes, nets and
                                                    carpets
                                                  - Children's toys
                                                  - Automotive components
    - Various polyethylene grades:                - Packaging for food products
                                                  - Plastic bags
      PE-LD (low-density polyethylene)            - Bottles
      PE-LLD (linear low-density polyethylene)    - Barrels
      PE-HD (high-density polyethylene)           - Plastic films for applications in
                                                    agriculture and construction
                                                  - Pipes and cables
                                                  - Fibers

SEGMENT STRATEGY

     BASF's goal is to strengthen its position as one of the leading global competitors in the plastics and fibers industry. BASF believes that achieving cost and technology leadership, developing a global presence and innovative new products are the keys to the success of the Plastics & Fibers segment.

     To achieve its goals, BASF plans to:

     - achieve cost leadership by developing state-of-the-art technologies to manufacture products in world-scale plants offering significant economies of scale;

     - consolidate production at existing plants;

     - establish the most efficient and effective business processes;

     - extend current product applications through technological development;

     - develop new product markets;

     - expand business in regions with growth potential, such as Asia and South America;

     - exploit new marketing channels such as e-commerce;

     - enter strategic partnerships when appropriate; and

     - continue focusing on developing more environmentally friendly and cost-efficient products.

     To achieve cost and technology leadership, the Plastics & Fibers segment is targeting its capital expenditures on the construction of new, world-scale plants, on the consolidation of production at existing plants and on research and development.

     As part of its goal to develop a global presence, the Plastics & Fibers segment is targeting investments to take advantage of considerable growth potential in Asia and South America. BASF's expansion in Asia includes the world's largest single train ABS plastic production plant in Ulsan, Korea, which began operations in 1998, as well as a production site in Nanjing, China. The Nanjing site, where BASF also plans to build a major Verbund site, currently produces the complete styrene value-adding chain and includes plants for ethyl benzene, styrene, polystyrene and expandable polystyrene. The Nanjing operations are part of the BASF-YPC Company Ltd. joint venture with Yangzi Petrochemical Corp. BASF has a 60% interest in this joint venture. In South America, BASF's new high impact polystyrene (HIPS) plant commenced operations in August 2000, supplementing HIPS production capacity at BASF's site in Sao Jose dos Campos, Brazil, by 65%. A third expansion phase is planned for 2001.

     As part of its strategy to enter into partnerships where appropriate, BASF and Shell Petroleum N.V., a holding company in the Royal Dutch/Shell Group of Companies, signed in December 1999 an agreement to combine the companies Elenac, Targor and Montell to create one of the world's largest polyolefin companies. The agreement became effective September 30, 2000. BASF and Shell each own 50% of the new joint venture, Basell N.V., which is a holding company based in the Netherlands. BASF contributed E879 million in cash, BASF's 50% stake in Elenac and its 100% stake in Targor to the joint venture, which is the world's largest polypropylene producer and its fourth largest polyethylene producer. Shell contributed its 100% stake in Montell and its 50% stake in Elenac. The new joint venture, which began operations in the fourth quarter of 2000, is consolidated on an equity basis.

     Effective January 1, 1999, BASF placed its PVC (polyvinyl chloride) activities in its Solvin joint venture with Solvay of Belgium. BASF has a 25% ownership interest in Solvin, which has assumed the marketing responsibility for BASF's PVC-based products. The joint venture strengthens BASF's relatively small market position in PVC by uniting BASF's activities with those of Solvay, one of the world's leading PVC manufacturers.

     In 2000, the Plastics & Fibers segment invested approximately E167 million in research and development activities. Research activities focus on improving existing manufacturing processes, developing cost-effective manufacturing alternatives, building partnerships and working together with customers to develop innovative applications and products.

     The main capital expenditure projects of the Plastics & Fibers segment currently include:

                                                             PROJECTED ANNUAL
                                                          CAPACITY AT COMPLETION       PROJECTED
                                                                OF PROJECT            START-UP OF
LOCATION               PROJECT                                (METRIC TONS)            OPERATION
--------               -------                            ----------------------      -----------
Caojing, China         MDI (diphenylmethane
                       diisocyanate) (40% stake).......          160,000(1)              2004
                       TDI (toluene diisocyanate) (70%
                       stake)..........................          130,000(2)              2004

Geismar, Louisiana     TDI expansion...................          160,000                 2002

Yosu, Korea            Polyetherols expansion..........           30,000                 2001
                       TDI.............................          140,000                 2003
                       MDI expansion...................          160,000                 2004

Altamira, Mexico       Styrolux(R) (styrene butadiene
                       styrene block copolymers).......           45,000                 2003

                                                             PROJECTED ANNUAL
                                                          CAPACITY AT COMPLETION       PROJECTED
                                                                OF PROJECT            START-UP OF
LOCATION               PROJECT                                (METRIC TONS)            OPERATION
--------               -------                            ----------------------      -----------
Singapore              SM (styrene monomers)...........          550,000(3)              2002
                       PO (propylene oxide)............          250,000(3)              2002

Ludwigshafen, Germany  EB (ethyl benzene)..............          600,000                 2002
                       SM (styrene monomer)............          550,000                 2002
                       Styrolux(R) (styrene butadiene
                       styrene block copolymers)
                       expansion.......................           20,000                 2001

Antwerp, Belgium       EB expansion....................          890,000                 2001
                       Caprolactam expansion...........          330,000                 2002
                       Styrolux(R) (styrene butadiene
                       styrene block copolymers)
                       expansion.......................           35,000                 2001
                       Styrolux(R) (styrene butadiene
                       styrene block copolymers).......           30,000                 2002

Guaratingueta, Brazil  EPS (expandable polystyrene)....           40,000                 2001

Bibbiano, Italy        Styrodur C(R) (expanded
                       polystyrene)....................          200,000(4)              2001

Navarra, Spain         Styrodur C(R) (expanded
                       polystyrene)....................          100,000(4)              2002

---------------

(1) Conducted through a joint venture with SINOPEC and the Hua Yi Group of China as well as Huntsman-ICI Polyurethanes and Nippon Polyurethanes (capacity reflects total joint venture capacity).

(2) Conducted through a joint venture with SINOPEC and the Hua Yi Group of China (capacity reflects total joint venture capacity).

(3) Conducted through a 50-50 joint venture with Shell Eastern Petroleum Pte. Ltd. (capacity reflects total joint venture capacity).

(4) Measured in cubic meters.

STYRENIC POLYMERS

     OVERVIEW

     BASF, the inventor of polystyrene, is one of a small number of global producers of styrenic polymers, supplying approximately 700 principal customers in all major geographic markets of the world.

     The Styrenic Polymers division supplies customers with plastics to make thousands of products ranging from food containers and housings for consumer products to foamed boards for building insulation. Polystyrene, which can be used in both rigid and foamed applications, is an easy-to-process material and offers an excellent price-to-performance ratio compared to alternative materials, giving it an advantage in the high-growth consumer packaging and consumer goods industries. BASF believes similar growth opportunities exist for the division's two major products used in building insulation -- Styropor(R) and Styrodur(R).

     The Styrenic Polymers division purchases approximately 30% of its raw materials from within BASF, benefiting significantly from the Verbund approach to integration. For example, by purchasing from BASF both benzene and ethylene to manufacture styrene, a precursor for polystyrene, the division benefits from efficiencies in logistics and lower transportation costs. In addition, BASF's Verbund provides the division with a reliable source of precursors, even during periods of short supply, as was the case in 2000. The division's principal raw materials are benzene, ethylene, butadiene rubber and pentane. The division sells approximately 90% of its products to external customers.

     BASF believes that achieving cost and technology leadership, as well as strengthening its global presence are crucial to ensuring the continued competitiveness of its styrenic polymers products. Through acquisitions and capacity expansions, BASF has completed the first phase of a globalization strategy aimed at producing polystyrene and expanded polystyrene products on a regional basis in all major markets.

     Major projects over the last two years included:

     - integrating the acquired polystyrene business of CBE (BASF Poliestireno) into BASF S.A., Brazil;

     - adding additional GPPS (general purpose polystyrene) capacity to BASF's site in Nanjing, China;

     - starting up a new Styropor(R) plant in Nanjing, China;

     - expanding the capacity of the HIPS (high impact polystyrene) plant in Sao Jose dos Campos, Brazil;

     - modernizing the ethyl benzene and styrene plants in Ludwigshafen, Germany and Antwerp, Belgium;

     - setting up a joint venture with Shell Eastern Petroleum Pte. Ltd. to bring a world-scale SMPO (styrene monomer/propylene oxide) plant in Singapore on stream in the second half of 2002;

     - acquiring a majority share in the polystyrene activities of Pushpa Polymers Pvt Ltd. (PPPL) -- now BASF Styrenics Private Company Ltd. -- from the Chatterjee group in the fast-growing Indian market; and

     - setting up a joint venture for the production of polystyrene and expandable polystyrene with OAO Nishnekamskneftechim in the Republic of Tatarstan, which is part of the Russian Federation.

     As a result of these activities, BASF currently operates polystyrene plants in what it considers to be the world's most important markets.

     BASF will further expand in the growth markets of Asia and South America by improving the potential output of existing plants and by adding new capacities. The main focus in Europe is to consolidate and upgrade the ethyl benzene and styrene operations and streamline polystyrene production capacity at existing European sites. The concentration of production, the closure of production lines and workforce reductions are a vital part of the restructuring efforts in BASF's polystyrene business and led to improved overall competitiveness in 2000. BASF also achieved improvements in its logistics and cost reductions as a result of the restructuring project for its foams business in Europe. In North America, BASF is aiming to strengthen its position in the markets for polystyrene and expandable polystyrene by concentrating its production activities, improving logistics and streamlining its workforce.

     The Styrenic Polymers division's sales to third parties were E2,768 million in 2000.

     PRODUCTS

     The Styrenic Polymers division's key product lines include:

     PS, PS-I (Polystyrene)

     BASF's polystyrene products range from rigid and transparent general-purpose plastics to high impact-resistant grades that customers shape using injection molding, extrusion and blow molding.

Styrolux(R) complements BASF's polystyrene product portfolio and combines toughness and transparency. BASF sells polystyrene globally and ships it to customers in granulate form.

     Primary applications:

     - Packaging and disposable products

     - Household appliances

     - Housings for consumer electronics

     EPS (Expandable Polystyrene)

     BASF sells expandable polystyrene under the brand name Styropor(R). Invented by BASF 50 years ago, Styropor(R) is a leading product in the building insulation market. In 2000, Neopor(R), a new product with superior insulation capabilities, was broadly introduced in the European market. BASF sells expandable polystyrene globally and ships it to customers in the form of beads. Insulation manufacturers transform the beads into foam boards for sale to wholesalers. Other customers transform the beads into shape-molded parts for packaging. Expandable polystyrene's advantages include heat insulation, high compressive strength, shock absorption, low weight and moisture resistance.

     Primary applications:

     - Building insulation

     - Packaging

     XPS (Extruded Polystyrene)

     BASF sells extruded polystyrene under the brand name Styrodur(R). It is a green, extruded, rigid polystyrene foam that is made using environmentally friendly carbon dioxide as a blowing agent. Styrodur(R) is a leading product in the building insulation market, where BASF sells it to wholesalers in the form of foam boards. Sales of the Styrodur(R) product line, which offers heat insulation, low water absorption and compressive strength, are concentrated in Europe.

     Primary applications:

     - Building insulation

     EPP (Expandable Polypropylene)

     BASF sells expandable polypropylene, which is often used to make foam components, under the brand name Neopolen P(R). BASF ships Neopolen(R) to customers in the form of pre-expanded beads. Sales are concentrated in Europe and North and South America.

     Primary applications:

     - Automotive components

     - Packaging for fragile products

     - Insulation pads

     - Sports equipment

     MF (Melamine Resin Foam)

     BASF sells melamine resin foam under the brand name Basotect(R). It is a flexible foam material that absorbs sound and offers high heat resistance and good flame retardant attributes. BASF ships Basotect(R) to customers as foam boards or foam blocks. The product's primary markets are Europe, the United States and Japan.

     Primary applications:

     - Automotive components

     - Soundproofing materials

     - Fire protection materials

     - Household and consumer applications

     Production capacity for the major products in the Styrenic Polymers division is as follows:

                                                   ANNUAL PRODUCTION CAPACITY
PRODUCT                                                  (METRIC TONS)
-------                                            --------------------------
Ethyl benzene....................................          1,550,000
Styrene monomer..................................            550,000(1)
Styrene monomer..................................          1,595,000
Polystyrene......................................          1,517,000
EPS (expandable polystyrene).....................            580,000
XPS (extruded polystyrene).......................            980,000(2)
EPP (expanded polypropylene).....................             10,800
MF (melamine resin foam).........................            150,000(2)

---------------

(1) Conducted through a 50-50 joint venture with Shell Eastern Petroleum Pte. Ltd. (capacity reflects total joint venture capacity).

(2) Measured in cubic meters.

     MARKETS AND DISTRIBUTION

     In 2000, Europe accounted for approximately 44% of the Styrenic Polymers division's sales, North America for approximately 25%, the Asia, Pacific Area, Africa region for approximately 22% and South America for 10%.

     The Styrenic Polymers division sells products primarily through its own regional sales force, supported by BASF technical and marketing experts.

     The market for styrenic polymers is global and characterized by narrowing margins, price competition and a push toward greater commodity-based pricing. Competition is predominantly based on price, followed by quality and, increasingly, on global delivery capabilities. The division's major customers require that top suppliers have a global presence and provide accompanying services, such as technical support and reliable delivery. Demand for styrenic polymers continues to rise due to overall economic growth in both industrial and emerging markets. To address these trends, BASF is seeking cost and technology leadership and is expanding its production and marketing presence to all major markets.

     The principal global competitor of the Styrenic Polymers division is The Dow Chemical Company of the United States. The division also competes in North America with Nova Chemical Corporation of Canada and in Europe with ATOFINA of France and Enichem of Italy. BASF competes with other regional competitors, such as Chi Mei of Taiwan in Asia.

ENGINEERING PLASTICS

     OVERVIEW

     BASF is one of the world's leading producers of engineering plastics. BASF's Engineering Plastics division produces one of the industry's broadest product ranges for a wide variety of high-performance applications. The division sells its products to approximately 1,500 customers worldwide. The customer base consists largely of high-performance plastic molders and a variety of plastic component manufacturers in the automotive, consumer electronics, electrical equipment and packaging industries.

     Many of the Engineering Plastics division's products have chemical and physical properties that enable them to withstand high temperatures and to resist chemical exposure to corrosives and solvents. These properties make the products less susceptible to physical damage in a variety of high performance applications. BASF has played an active role in the automotive industry's shift from metals to plastics to lower vehicle weight and production costs and to improve fuel efficiency. The Engineering Plastics division often works with suppliers to automotive manufacturers to develop specific applications for parts such as engine components, airbag housings and electronic connectors. BASF's Ultramid(R) plastic, for example, is one of the world's leading products used in manufacturing automotive engine manifolds.

     The Engineering Plastics division benefits from BASF's Verbund approach to integration by purchasing 55% of its raw materials from other BASF operations. The division purchases most of its monomers, such as caprolactam, butadiene and styrene, from within BASF and purchases glass fibers and polymer additives from external sources. By purchasing from within BASF, the division generates efficiencies in logistics and savings in energy, transportation, purchasing and infrastructure costs. The Engineering Plastics division sells virtually all of its products to external customers.

     Customers of the Engineering Plastics division often rate product performance and customer support as important, but prices are becoming an increasingly critical factor in choosing a supplier. To compete effectively, the Engineering Plastics division must contain costs by consolidating its product line and replacing older plants with new, world-scale plants that provide significant economies of scale. In addition to containing costs, it is paramount for BASF to have preferred supplier status with global customers, many of whom demand collaboration in the development of specific plastic applications. Preferred supplier status ensures early involvement in a customer's projects and fosters close and lasting business relationships.

     The Engineering Plastics division's sales to third parties were E1,769 million in 2000.

     PRODUCTS

     Engineering plastics are sold in the form of pellets, enabling customers to manufacture an array of specific components for high-performance applications.

     The Engineering Plastics division's products, all of which are sold globally, are:

     Styrene Copolymers

          ABS (Acrylonitrile-Butadiene-Styrene Copolymers)

             Terluran(R) and Ronfalin(R) are trade names for BASF's top styrene copolymer plastic. They offer superior surface quality, colorfastness and luster.

             Primary applications:

               - Electrical and consumer electronics equipment

               - Household appliances

               - Office equipment

               - Automotive components

          ASA (Acrylonitrile-Styrene-Acrylate Copolymers)

             Luran(R) S is the trade name for BASF's styrene copolymer plastic modified with rubber to make it durable against weathering, aging and chemicals.

             Primary applications:

               - Uncoated exterior automotive parts

               - Sports equipment such as surfboards and boats

               - High-end electrical equipment such as microwave ovens and coffeemakers

          SAN (Styrene-Acrylonitrile Copolymers)

             Luran(R) is BASF's trade name for SAN plastic. It is transparent, chemical and dishwasher resistant and offers a high degree of stiffness and resistance to temperature change.

             Primary applications:

               - Household and toiletry items

               - Cosmetics packaging

               - Office and household equipment

          MABS (Methacrylate-Acrylonitrile-Butadiene-Styrene Copolymer)

             Terlux(R) is the trade name for BASF's MABS plastic. It offers transparency, luster, toughness and resistance against chemicals.

             Primary applications:

               - Hygiene and cosmetic product containers

               - Medical equipment housings

               - Office equipment housings

          ABS/PA Blend (Blend of Acrylonitrile-Butadiene-Styrene Copolymer and Polyamide)

             Terblend(R) N is the trade name for BASF's blend of plastics that offers a very high degree of toughness, excellent processibility and luster.

             Primary applications:

               - Exterior and interior automotive parts (hubcaps, mirror
                 housings, dashboard trim pillar covers)

               - Garden equipment

               - Children's toys

          PS/PPE Blend (Blend of Impact Modified Polystyrene and Polyphenylene Ethers)

             Luranyl(R) is the trade name for BASF's blend of plastics that offers high heat resistance, high dimensional stability, hot water resistance and low moisture absorption.

             Primary applications:

               - Plumbing and sanitary applications

               - Battery chargers

     Technical Plastics

          PA (Polyamide)

             Ultramid(R) is the trade name for BASF's plastics based on nylon 6, nylon 6,6 and other copolymers manufactured by BASF. It offers toughness and strength as well as both heat and chemical resistance.

             Primary applications:

               - Automotive engine intake manifolds, pedals and engine covers

               - Flame retardant plastics for electrical components such as switches and circuit breakers

               - Housings for electrical equipment

               - Films for food packaging

          PBT (Polybutylene Terephthalate)

             Ultradur(R) is the trade name for BASF's plastic based on PBT. It features high stiffness, strength, dimensional stability and aging resistance.

             Primary applications:

               - Electrical connectors

               - Automotive components such as windshield wiper arms

          POM (Polyoxymethylene)

             Ultraform(R) is the trade name for BASF's POM plastic. It offers high stiffness and strength, resilience and low wear.

             Primary applications:

               - Clips and fasteners

               - Speaker grilles

               - High-end children's toys

               - Mechanical and precision engineering devices such as shafts and gears

          PES (Polyether Sulfone) and PSU (Polysulfone)

             Ultrason(R) S and E are the trade names for BASF's PES and PSU plastics. They are used in high performance applications that exceed the capabilities of other plastics. These products can replace other plastics such as thermosets as well as metals and ceramics. The most important features of Ultrason(R) are stiffness, mechanical strength and its ability to perform continuously at high temperatures. Other important features include electrical insulation properties and dimensional stability.

             Primary applications:

               - Chemical engineering materials

               - Medical equipment

               - Automotive components

     Production capacity for the major products in the Engineering Plastics division is as follows:

                                                   ANNUAL PRODUCTION CAPACITY
PRODUCT                                                  (METRIC TONS)
-------                                            --------------------------
ABS, ASA, SAN....................................           530,000
Nylon 6 and 6,6 and PBT..........................           373,000
POM..............................................            71,000
PES and PSU......................................             3,000

     MARKETS AND DISTRIBUTION

     In 2000, Europe accounted for 56% of the Engineering Plastics division's sales, North America for 22%, the Asia, Pacific Area, Africa region for 20% and South America for 2%.

     BASF sells engineering plastics products primarily through its own regional sales force. BASF employees at technical centers in Germany, France, the United Kingdom, Spain, the United States and Japan intensively support the activities of the Engineering Plastics division. These centers not only help customers develop applications but also independently research new markets and applications in which plastics can replace more conventional materials, such as metal or wood.

     In 2000, the Engineering Plastics division invested in establishing e-commerce as an additional sales channel. In the fourth quarter of 2000, BASF's vendor portal for engineering plastics became operational in Europe, while at the same time BASF and other thermoplastics suppliers launched an e-marketplace in the United States for plastics injection molders called Omnexus.com. This electronic marketplace aims to reduce transaction costs for customers around the world. Plans call for these portals to become operational in other regions.

     The Engineering Plastics division's leading customers, particularly in the automotive industry, are primarily global companies that demand uniform worldwide standards for products and services in all major markets of the world. The engineering plastics business is a specialized one and competition is based more on product quality than on price. However, some of the products within the division's styrene copolymers group have also become commodity-like, and price is becoming an increasingly important factor for many customers when choosing suppliers. To maintain a solid customer base, BASF must achieve cost leadership and secure preferred supplier status with customers. BASF's focus is on strengthening its position in Europe and expanding its business in North America. BASF is also expanding the Engineering Plastics division's activities in Asia, a region to which many customers have relocated operations, to support both regional consumption and exports.

     Major global competitors of the Engineering Plastics division include Bayer AG and Celanese AG of Germany, as well as The Dow Chemical Company, E.I. du Pont de Nemours and Company, and General Electric Company of the United States and Chi Mei of Taiwan. Plastics activities are a significant part of the portfolio for all of these global competitors.

POLYURETHANES

     OVERVIEW

     BASF's Polyurethanes division is one of the world's three largest producers of polyurethanes, important specialty plastics used to produce a wide spectrum of rigid, flexible, foamed and compact components for consumer products.

     A polyurethane is a polymer that is produced through the reaction of two liquid chemicals -- an isocyanate and a polymeric alcohol (a polyol). Polyurethane customers buy these liquid chemicals and combine them at their own manufacturing sites to produce polyurethane foams or parts. BASF's polyurethane products are often used to make a variety of automotive parts, including bumpers, steering wheels and instrument panels. BASF's polyurethanes can also be found in household goods, such as mattresses and upholstery, and in sports equipment, such as in-line skates and athletic shoes. The fashion industry is increasingly using BASF's polyurethanes, particularly to manufacture synthetic leathers.

     The Polyurethanes division sells its products to customers in two principal ways:

     - Polyurethane Basic Materials: The Polyurethanes division sells individual polyurethane basic materials (isocyanates and polyols) to customers. The customers then apply their own technology to formulate the liquid basic materials so that, when combined, they will react and solidify into a material with particular properties.

     - Polyurethane Systems: A polyurethane system consists of pre-fabricated, ready-to-use formulations of isocyanates and polyols. The Polyurethanes division sells these specially formulated, tailor-made isocyanates and polyols to customers. When the customer combines them, these liquid chemicals react and solidify into a material that possesses the technical properties specified by the customer.

     The Polyurethanes division also sells polyurethane special elastomers, which are specialized end products used mainly in the automotive and electrical industry.

     The Polyurethanes division's principal raw materials are toluene, benzene and propylene. The division benefits significantly from BASF's Verbund approach to integration, purchasing approximately 80% of its precursors from other BASF operations. These purchases from within BASF generate efficiencies in logistics and savings in energy, transportation, purchasing and infrastructure costs. The Polyurethanes division sells the vast majority of its products to external customers.

     BASF offers its polyurethane basic materials, systems and specialized end products to numerous customers that require a high degree of application technology. The Polyurethanes division sells its products to a variety of industries, some of which are highly concentrated, such as the automotive and electrical appliance industries, and others that are highly fragmented, such as the footwear and construction industries.

     The keys to the Polyurethane division's success are maintaining low costs and establishing a global presence for polyurethane basic materials, and maintaining strong relationships with customers for polyurethane systems and special elastomers. To reduce basic material costs, the division is increasing capacity utilization at existing plants and shifting production from older, less efficient plants to new, world-scale plants that offer substantial economies of scale. In addition, the division benchmarks its production processes against those of its competitors.

     To establish a global presence for basic materials, the Polyurethanes division is investing in additional production capacity in Europe, North America and Asia, which are the primary markets for the three main polyurethane precursors -- polyols and the isocyanates MDI (diphenylmethane diisocyanate) and TDI (toluene diisocyanate).

     For polyurethane systems and special elastomers, strong relationships with leading industry customers are crucial because of the highly individualized nature of these products. To strengthen its relationships with customers, BASF has established a global network of system houses, which are production sites that work closely with customers to provide specially formulated products for individual needs. The Polyurethanes division currently has 24 system houses around the world in locations near customers, and BASF intends to establish or acquire more. BASF's system houses include two new sites recently established in China and Malaysia.

     The Polyurethanes division's sales to third parties were E2,798 million in 2000.

     PRODUCTS

     The Polyurethanes division's product lines include:

     Polyurethane Basic Materials

     The Polyurethanes division sells basic materials globally to customers that make polyurethane plastics by reacting isocyanates with polyols.

          Isocyanates

               -   MDI (Diphenylmethane Diisocyanate)

                MDI is a versatile chemical that can be used to make flexible foams as well as semi-rigid and rigid polyurethane plastics.

                Primary applications:

                   - Furniture

                   - Automotive parts such as seats and steering wheels

                   - Carpet backings

                   - Shoe soles

               -   TDI (Toluene Diisocyanate)

                TDI is a chemical used primarily in the manufacture of flexible foams.

                Primary applications:

                   - Foam cushions for furniture

                   - Automobile seats

                   - Athletic track surfaces

          Polyols

               -   Polyether Polyols

                Polyether polyols are combined with isocyanates to make virtually all polyurethane products, other than those made with polyester polyols.

                Primary applications:

                   - Rigid foams

                   - Flexible foams

               -   Polyester Polyols

                Polyester polyols are combined with isocyanates to make primarily semi-rigid polyurethane plastics.

                Primary applications:

                   - Cable sheathing

                   - Shoe soles

     Polyurethane Systems

     BASF's worldwide polyurethane systems group offers tailor-made polyurethane products for a wide variety of applications. The systems are grouped according to the combination of their properties, for example, rigid, flexible or semi-rigid. BASF develops ready-to-use polyurethane systems for customers, fulfilling customers' specific engineering requirements at its system houses around the world. Automotive OEM (original equipment manufacturer) suppliers comprise a significant customer group for polyurethane systems. OEM suppliers make seats, steering wheels, fenders and dashboards using BASF's polyurethane systems.

     Polyurethane Special Elastomers

     BASF sells polyurethane special elastomers, consisting of TPU and cellular elastomers, mainly in Europe, South America, North America and Japan. The automotive and electrical industries are the major customers for these products.

          TPU (Thermoplastic Polyurethane Elastomers)

             BASF sells TPU under the trade name Elastollan(R). Elastollan(R) is based on both polyether polyols and polyester polyols. It is supplied in granular form to customers who use it primarily to make flexible plastic cable coverings. Customers for these products are primarily in the automotive and cable and wire industries.

          Cellular Elastomers

             The trade names for BASF's cellular elastomers, or shock-absorbing, rigid plastics, are Cellasto(R), Elastocell(R) and Emdicell(R). BASF is the world's largest producer of cellular elastomers and sells them, for example, as molded end-products for use as shock absorbers and buffers in the automotive industry and as components in sports equipment.

     Production capacity for the major products in the Polyurethanes division is as follows:

                                                   ANNUAL PRODUCTION CAPACITY
PRODUCT                                                  (METRIC TONS)
-------                                            --------------------------
MDI............................................             540,000
TDI............................................             190,000
Polyester polyols..............................             112,000
TPU (thermoplastic polyurethane)...............              35,000
Propylene oxide................................             250,000(1)

---------------

(1) Conducted through a 50-50 joint venture with Shell Eastern Petroleum Pte. Ltd. (capacity reflects total joint venture capacity).

     MARKETS AND DISTRIBUTION

     In 2000, Europe accounted for approximately 48% of the Polyurethane division's sales, North America for approximately 31%, the Asia, Pacific Area, Africa region for approximately 17% and South America for approximately 4%.

     The Polyurethanes division markets its products on two different levels. First, the division sells its polyurethane basic materials globally as commodities. Second, the division sells its polyurethane systems and special elastomers globally as customized, ready-to-use products, which comprise more than half of the division's products based on volume. BASF's 24 system houses located around the world act as distribution channels for all of the Polyurethanes division's products. Elastogran GmbH, a 100% subsidiary of BASF, conducts BASF's polyurethane systems and special elastomer activities in Europe, the Middle East and Africa. Elastogran has three manufacturing locations in Germany and eight throughout the rest of Europe.

     Global demand for all polyurethane products continues to rise because of general economic growth in both industrial and emerging markets. The market for polyurethane basic materials is characterized by some cyclicality, but less so than the market for most other standard plastics, primarily because polyurethane basic materials are relatively specialized and are produced pursuant to proprietary technologies that BASF possesses. Competition in the market for basic materials is based primarily on price, although product quality and technical application assistance are also important to customers.

     The markets for polyurethane systems and special elastomers are even less cyclical than those for polyurethane basic materials. Competition in the market for polyurethane systems and special elastomers is based primarily on a supplier's ability to satisfy customers' technical application needs by providing tailor-made formulations of isocyanates and polyols and also on a supplier's ability to accommodate customers' just-in-time approach to manufacturing by delivering customized products quickly and at the appropriate time. Strong customer relationships are important in the markets for these products.

     The main competitors of the Polyurethanes division are Bayer AG of Germany, The Dow Chemical Company, Huntsman-ICI and Lyondell Chemical Company of the United States and Shell Chemicals U.K. of the United Kingdom. BASF is the third largest producer based on volume, after Dow and Bayer, of polyurethane basic materials and systems. BASF is the market leader for cellular elastomers, followed by Freudenberg & Company of Germany and Dunlop Adhesives of the United States. BASF is among the top three suppliers of TPU, and Bayer and The BF Goodrich Company of the United States are BASF's major competitors with respect to this product.

FIBER PRODUCTS

     OVERVIEW

     The Fiber Products division is a global leader in the production of nylon fibers and intermediates. Based on volume, BASF supplies more than a fifth of the total annual world production of caprolactam, a key ingredient needed to manufacture the precursor polycaprolactam for nylon 6 -- one of two major types of nylon. The division's products are found in numerous items used in daily life, particularly in carpets, clothing and other textiles, and also in high-performance engineering plastics made from nylon.

     The Fiber Products division produces two types of nylon -- nylon 6 and nylon 6,6. Nylon 6 is made from caprolactam and is used in tufted, knitted and woven fabrics, such as carpets and apparel, in molded plastics and in tires. Nylon 6,6 is made from adipic acid and hexa-methylenediamine and is used in home furnishings and, like nylon 6, in woven fabrics and apparel. BASF is continuing to strengthen its position as the world's largest producer of nylon 6, with major nylon intermediate manufacturing sites in North America and Europe. BASF's Fiber Products division delivers its products to customers primarily as pellets and in liquid form but also as nylon filaments.

     The Fiber Products division's principal raw materials are cyclohexane, ammonia and propylene, which are purchased both from within BASF and from external suppliers. The division benefits significantly from BASF's Verbund approach to integration, purchasing approximately 70% of the precursors for nylon 6 and 40% of the precursors for nylon 6,6 from other BASF operations. These purchases from within BASF generate efficiencies in logistics and savings in energy, transportation, purchasing and infrastructure costs. Based on volume, the Fiber Products division sells approximately 60% of the caprolactam it produces to external customers. The remaining 40% are used captively by the Fiber Products and Engineering Plastics divisions.

     The division's customer base varies from region to region. In the more mature markets of Europe and North America, there are a small number of large customers, whereas in emerging markets, such as Asia, the customer base consists of numerous, smaller customers. The primary customers of the Fiber Products division are textile fiber producers in Europe and Asia as well as commercial and residential carpet producers in the United States, including Shaw Industries, Inc. and Mohawk Industries. BASF also sells automotive carpet fibers and interior products to major automotive manufacturers.

     BASF's goal for the Fiber Products division is to expand its existing presence in the market for high-end nylon products, which allow for higher margins, while maintaining profitable growth in other product areas. Although the market for nylon fibers is global and relatively mature, BASF believes there is room for growth in all major markets for high-end nylons, particularly in Asian countries such as Taiwan, Indonesia and China. BASF's basic nylon 6 products are already the industry standard in Asia. To take advantage of potential growth in the high-end nylon market, BASF is committed to continuously improving the quality and performance of its caprolactam and nylon intermediates.

     With respect to its other product areas, BASF aims to strengthen its position as the world's largest producer of nylon 6 by making its products more cost-effective and by expanding its production capacity for caprolactam, the key precursor of nylon 6. BASF increased its production of nylon 6 intermediates at its sites in Freeport, Texas and Antwerp, Belgium. In the production of nylon, recent research activities in the Fiber Products division have led to the use of more cost-effective nylon precursors, which are based on butadiene instead of cyclohexane and propylene as raw materials. This patented process has tested successfully, and BASF is planning to implement it on a commercial scale at a new plant that BASF is contemplating to build on its own or with a partner. In the production of carpet fibers, BASF has established a joint venture with Shanghai World Best Company Ltd. for the production of nylon 6 carpet fibers in Asia. The joint venture commenced operations in 1999 and serves markets in China, Japan, Australia and New Zealand.

     The Fiber Products division's sales to third parties were E1,628 million in 2000.

     PRODUCTS

     BASF has the following product lines in its Fiber Products division:

     Fiber Intermediate Products including Caprolactam, Polycaprolactam, Adipic Acid and Hexamethylenediamine

     Caprolactam forms the basis for manufacturing polycaprolactam, the main precursor for nylon 6. BASF sells a variety of caprolactam products, including caprolactam in its pure form, nylon 6 for use in engineering plastics and Ultramid BS(R), a nylon 6-based spinning polymer. Adipic acid, acrylonitrile and hexamethylenediamine form the basis for nylon 6,6. BASF sells a variety of nylon 6,6 products, including adipic acid and hexamethylenediamine in their pure forms, Ultramid A(R), which is used for engineering plastics, and Ultramid AS(R), a nylon 6,6-based spinning polymer. BASF sells most of these products globally.

     Primary applications include precursors for fibers used in:

     - Carpeting

     - Apparel

     - Upholstery fabrics

     Carpet Products

     BASF is a leading supplier of nylon 6 BCF (bulk continuous filaments). BASF supplies both pre-colored and natural nylon 6 BCF to the commercial and residential carpet markets, primarily in North America and Asia. In addition, major vehicle manufacturers in North America use BASF's solution-dyed nylon 6 yarns in automotive carpet applications. BASF's trade names for nylon fibers and yarns include Zeftron 2000(R) solution-dyed nylon, Zeftron 2000(R) ZX solution-dyed nylon and SAVANT(TM), a new stain resistant carpet fiber targeted at the high-end commercial carpet segment. The division has also introduced the 6ixAgain(R) carpet-recycling program in the United States, which recycles carpets so that the nylon materials can be reused by BASF and resold to external customers.

     Primary applications:

     - Commercial carpets

     - Residential carpets

     - Automotive carpets

     Textile Products

     BASF offers a diversified line of fine denier nylon yarns and mid-denier flat filament yarns and POY yarns (partially oriented yarns), both of which are superior grades of nylon 6 that are soft and comfortable. BASF is also a primary supplier of nylon 6 for high-performance upholstery fabrics for commercial use. Some of BASF's trade names include Matinesse(R) nylon, Micro Touch(R) microdenier nylon, Shimmereen(R) nylon, Silky Touch(R) microdenier nylon, Ultra Touch(R) nylon, Zefsport(R) nylon and Zeftron(R) 200 nylon. BASF sells these products mainly in the United States.

     Primary applications:

     - Intimate apparel, swimwear and active-wear

     - Socks and circular knit items

     - Automotive headliner fabrics

     Industrial Fibers

     The industrial fibers business consists of two major product lines:
Basofil(R) heat and flame resistant fiber and the Resistat(R) collection of conductive and anti-static fibers. Resistat(R) is twisted with other fibers to produce commercial carpet fibers and other specialty products. These products are sold globally. Primary applications:

     - Basofil(R) fibers for fire-blocking, filtration and workwear applications

     - Resistat(R) fibers for commercial carpet products

     Production capacity for the major products in the Fiber Products division is as follows:

                                                   ANNUAL PRODUCTION CAPACITY
PRODUCT                                                  (METRIC TONS)
-------                                            --------------------------
Caprolactam......................................           720,000
Adipic acid......................................           260,000
Acrylonitrile....................................           300,000
Nylon carpet fibers..............................           120,000
Nylon textile fibers.............................            25,000
Nylon polymers for fibers........................           375,000

     MARKETS AND DISTRIBUTION

     In 2000, North America accounted for approximately 39% of the Fiber Products division's sales, Europe for approximately 38% and the Asia, Pacific Area, Africa region for approximately 22%.

     BASF sells products of the Fiber Products division through its own regional sales force, which is supported by BASF marketing and technical service groups. The Fiber Products division targets its marketing efforts at the mills that produce and the retailers that sell nylon-containing textiles and carpets in Europe, Asia and the United States to create awareness and demand for its products.

     The markets for caprolactam and the other intermediate products are characterized by cyclicality, price competition and commodity pricing. BASF is seeking cost and technology leadership in nylon production by developing commercially its new nylon precursors that are based on butadiene, which is more cost-effective than BASF's existing production based on cyclohexane and propylene. For nylon 6 fibers, the most important criteria cited by customers in their decision to buy fiber products from BASF are product quality, product performance and BASF's reliability as a supplier. Price, however, is becoming increasingly important to nylon 6 customers for basic nylon 6 products and high-end products as well.

     The nylon market is characterized by a small number of global producers, including E.I. du Pont de Nemours and Company, Honeywell Inc. (owned by GE) and Solutia Inc. of the United States, DSM N.V. of the Netherlands and Rhodia S.A. of France. DuPont is the largest worldwide producer of all nylon products based on volume, followed by BASF and Rhodia. Competition for nylon 6 remains keen among major suppliers in Western Europe, Japan, Russia and Poland. BASF is the largest nylon 6 producer worldwide, based on volume, followed by Honeywell and DSM. The market for nylon 6,6 is characterized by a small number of major competitors. DuPont is the dominant nylon 6,6 manufacturer worldwide followed by BASF.

POLYOLEFINS

     OVERVIEW

     In October 2000, BASF and the Royal/Dutch Shell Group combined their polyolefin activities, which were conducted through the companies Elenac, Targor and Montell N.V. to create Basell N.V., one of the world's largest polyolefins companies with over 20 production sites in Europe, Asia and the Americas and approximately 9,400 employees. BASF and Shell each own 50% of Basell N.V., the holding company that is headquartered in Hoofddorp, the Netherlands.

     The new joint venture, an example of BASF's strategy to work in partnerships where appropriate to achieve market and cost leadership, is expected to be the global leader in polypropylene and the fourth largest producer of polyethylene. BASF contributed E879 million in cash and its 50% stake in Elenac as well as its wholly-owned subsidiary Targor to the new joint venture. For the first nine months of 2000, these activities, which include BASF's procurement of naphtha for Elenac, had combined sales of approximately E2,060 million and income from operations of about E110 million. As of October 1, 2000, BASF began accounting for the new joint venture under the equity method.

     In March 2000, the European Commission approved the new joint venture after BASF and Shell committed to divesting approximately 600,000 metric tons of polypropylene production and approximately 130,000 metric tons of compounding capacity as well as Targor's Novolen(R) polypropylene licensing business, which was sold in the third quarter of 2000. BASF and Shell also agreed that other companies could obtain a license or immunity for metallocene catalysts from the new joint venture under non-discriminating conditions. Basell N.V. obtained final approval from the U.S. Federal Trade Commission in September 2000.

     Before Basell N.V. was formed, BASF had grouped its polyolefins activities in two separate entities -- the joint ventures Elenac and Targor:

     - Elenac was a European-oriented 50-50 joint venture with Shell Petroleum N.V. that commenced operations on March 1, 1998 to produce and market polyethylene plastic products. BASF consolidated the Elenac group of companies on a pro rata basis. Elenac was Europe's second largest supplier of polyethylene, producing annually about two million metric tons at sites in Germany, France, Spain and the United Kingdom. Elenac also sold licenses for polyethylene production technologies and catalysts.

     The following table lists Elenac's principal products:

                                  ANNUAL PRODUCTION CAPACITY
PRODUCT                                 (METRIC TONS)           PRIMARY APPLICATIONS
-------                           --------------------------    --------------------
Ethylene........................          1,430,000             - Precursor for polyethylene
Propylene.......................            540,000             - Precursor for polypropylene
PE-LD (low-density polyethylene,                                - Food packaging
  BASF trade name Lupolen(R))...          1,020,000(1)          - Films for agriculture and
                                                                  construction
                                                                - Cables
PE-LLD (linear low-density                                      - Packaging
  polyethylene, BASF trade name                                 - Films for agriculture and
  Lupolex(R))...................            210,000               construction
                                                                - Health and hygiene films
PE-HD (high density                                             - Bottles, barrels, containers
  polyethylene, BASF trade name                                 - Pipes
  Lupolen(R))...................          1,180,000             - Fuel tanks
                                                                - Fibers
                                                                - Film for carrying bags

---------------

(1) This figure includes the new production capacity in Berre, France, which will come on stream in the first half of 2000.

     - Targor, which was originally a joint venture with Hoechst AG of Germany before BASF acquired full ownership, was Europe's largest polypropylene manufacturer and also sold licenses for polypropylene production technologies and catalysts. Targor, which operated an annual total polymerization capacity of 1.67 million metric tons, had production sites in Germany, France, Spain, the United Kingdom and the Netherlands.

     The following table lists Targor's principal products:

                                  ANNUAL PRODUCTION CAPACITY
PRODUCT                                 (METRIC TONS)           PRIMARY APPLICATIONS
-------                           --------------------------    --------------------
Standard polypropylene (BASF                                    - Packaging
  trade name Novolen(R))........          1,675,000(1)          - Fibers for ropes, nets and
                                                                carpets
                                                                - Automotive components
Polypropylene compounds with                                    - Electrical engineering parts
  mineral or glass-fiber                                        - Automotive components
  reinforcement (BASF trade name                                - Construction elements
  Hostacom(R))..................            340,000
Metallocene-catalyzed                                           - High-performance films
  polypropylene (BASF trade name                                - High-transparency films and
  Metocene(R))..................             60,000               containers

---------------

(1) This figure includes raw materials for polypropylene compounds.

     In addition to its 50% stake in Elenac, Shell has contributed its wholly-owned subsidiary Montell N.V. to the new joint venture. Montell was a global leader in the production, marketing and sale of polypropylene, advanced polypropylene materials and related products. The company operated plants on five continents.

     To secure approval from the European Commission for the joint venture Basell N.V., BASF and Shell have committed to reducing Basell N.V.'s production capacity for standard polypropylene by 600,000 metric tons and its capacity for polypropylene compounds by 130,000 metric tons.

                         COLORANTS & FINISHING PRODUCTS

SEGMENT OVERVIEW

     BASF is a leading global producer of performance products, colorants and coatings through its Colorants & Finishing Products segment. The segment produces a broad range of high-value chemicals that it sells to many global companies in the automotive, paper, packaging, textile, sanitary care, construction, coatings, printing and leather industries.

     The following table sets forth the segment's sales to third parties, percentage of total BASF sales, intersegmental transfers, income from operations and capital expenditures for the last three years:

                                                          2000      1999      1998
                                                         ------    ------    ------
                                                            (EUROS IN MILLIONS)
Sales to third parties.................................  E7,109    E6,395    E6,188
Percentage of total BASF sales.........................     20%       22%       22%
Intersegmental transfers...............................  E  265    E  259    E  291
Income from operations.................................  E  522    E  608    E  642
Capital expenditures...................................  E1,260    E  324    E  348

     The segment's products often represent the final stages in many value-adding chains within BASF's Verbund approach to integration. This approach allows the Colorants & Finishing Products segment to purchase many of its raw materials from within BASF, thereby generating efficiencies in logistics and savings in energy, transportation, purchasing and infrastructure costs. BASF uses these efficiencies and savings to achieve cost leadership for many of the products in the segment, particularly the acrylic acid-based products of the segment's Dispersions division.

     The key elements of the segment's success are developing products and application technologies tailored to the specific requirements of customers and better meeting customer needs by establishing and expanding manufacturing plants and application development centers in regions where customers are active. BASF is also investing capital in highly efficient plants to reduce production costs. Close customer relationships are particularly important to the segment for the development of innovative customized products and application systems.

     The divisions comprising the Colorants & Finishing Products segment and their principal products are:

     COLORANTS:

MAJOR PRODUCTS                             PRIMARY APPLICATIONS
--------------                             --------------------
- Pigments                                 - Plastics, printing inks, automotive,
                                             decorative and industrial paint
                                             applications

- Printing systems                         - Printing inks and printing plates for
                                           print media and packaging industries

- Textile dyes(1)                          - Dyes for coloring cloth, textile
                                           fibers, yarn and fabrics

MAJOR PRODUCTS                             PRIMARY APPLICATIONS
--------------                             --------------------
- Textile chemicals                        - Textile manufacture using sizes,
                                             pretreatment products,
                                           - fluorescent brighteners, dyeing
                                           auxiliaries, textile printing and
                                             finishing products, ink-jet inks

- Leather dyes and chemicals               - Leather production using beamhouse
                                             products, tanning agents and tanning
                                             auxiliaries, fatliquors and water
                                             repellents, drum dyes and dyeing
                                             auxiliaries

---------------

(1) As of October 1, 2000, the textile dye activities of the Colorant & Finishing Products segment were transferred to DyStar GmbH, BASF's joint venture with Bayer AG and Hoechst AG. BASF's investment is included in BASF's Consolidated Financial Statements in accordance with the equity method.

     COATINGS:

MAJOR PRODUCTS                             PRIMARY APPLICATIONS
--------------                             --------------------
- Automotive OEM (original equipment       - Automotive coatings for vehicle
  manufacturer) coatings                     manufacturers

- Automotive refinish coatings             - Automotive coatings for repair work

- Industrial coatings                      - Commercial vehicles
                                           - Household appliances
                                           - Industrial buildings
                                           - Automotive components
                                           - Wood finishes

- Decorative paints in South America       - Interior and exterior use in
                                           residential and commercial buildings

     DISPERSIONS:

MAJOR PRODUCTS                             PRIMARY APPLICATIONS
--------------                             --------------------
- Acrylic monomers                         - Precursors for dispersions,
                                             superabsorbents, detergents,
                                             flocculants and fibers

- Polymers                                 - Adhesives
                                           - Paints and finishes
                                           - Non-woven materials
                                           - Coatings

- Paper chemicals                          - Paper-processing chemicals
                                           - Paper dyes
                                           - Dispersions for paper coating

- Superabsorbents                          - Absorbent materials for diapers and
                                             sanitary care products

SEGMENT STRATEGY

     The focus of the Colorants & Finishing Products segment is on developing integrated system solutions that provide customers with tailor-made products and application processes. These efforts allow the segment to differentiate its products and services from those of its competitors and to foster close, lasting relationships with its customers.

     Key strategies for the divisions in this segment are as follows:

          - Colorants

        The goal of the Colorants division is to grow faster than the market by offering customized solutions. As the result of a restructuring program that began in the mid-1990s, the division has been able to improve its cost structure, allowing it to compete successfully against both low-cost industry leaders and new competitors from Asia and South America. The Colorants division is focusing its capital spending on continuing to improve production efficiency and to expand and modernize its activities in strong growth sectors, such as organic pigments and printing systems.

          - Coatings

        The Coatings division plans to build on the success of restructuring measures, which streamlined the division's product lines to eliminate less profitable products and improve the division's financial performance. The division's current focus on four core product lines -- automotive coatings, automotive refinish coatings, industrial coatings and, for the South American market, decorative paints -- resulted from these efforts. BASF believes that the Coatings division can achieve and sustain a leading market position and attain high profitability in these core product lines. With its restructuring efforts expected to be completed by 2002, the Coatings division is seeking to strengthen its core activities through internal growth, joint ventures and acquisitions.

          - Dispersions

        To satisfy growing demand for the Dispersions division's products in North America and Asia, BASF plans to establish a broader geographic presence while maintaining both cost leadership and its current position as a leading acrylic acid manufacturer. BASF is focusing the division's capital spending on adding capacity to allow for the production of dispersions in all regions. In Europe and North America, a restructuring program is being implemented to improve the efficiency of regional operations. While new manufacturing sites for acrylic acid and acrylic esters are in the planning stage for Brazil and China, BASF is also planning to establish new plants to manufacture superabsorbents in Europe and South America, and to expand existing capacities for superabsorbents in Asia.

     The main capital expenditure projects for the Colorants & Finishing Products segment currently include:

                                                                        PROJECTED ANNUAL
                                                                     CAPACITY AT COMPLETION   PROJECTED
                                                                           OF PROJECT          START-UP
LOCATION                             PROJECT                             (METRIC TONS)        OF PROJECT
--------                             -------                         ----------------------   ----------
Guaratingueta, Brazil..............  Butyl acrylate                          50,000              2001
Antwerp, Belgium...................  Superabsorbents                        120,000              2001
Ludwigshafen, Germany..............  Paper processing chemicals              60,000              2001
Altamira, Mexico...................  Paper dyes                              12,500              2001
Hamina, Finland....................  Dispersions for paper coating          140,000              2002

     In 2000, capital expenditures for the Colorants & Finishing Products segment totaled E1,260 million. The segment also spent E168 million on research and development activities in 2000.

COLORANTS

     OVERVIEW

     BASF's Colorants division provides product solutions to customers who use pigments, textile chemicals, leather chemicals and dyes, and printing systems. The division's customers are primarily in the construction, automotive, textile and leather industries as well as in the electronics and packaging industries. In each of these industries, BASF commands a strong market position in all major regions.

     BASF is one of the world's major pigment suppliers, a leader in the production of organic and inorganic pigments and a top global supplier of complete printing ink and printing plate systems. The division's textile chemicals business unit covers virtually the entire spectrum of non-colored textile applications as well as products for textile printing. BASF is also a world leader in the leather chemicals and dyes business.

     The Colorants division purchases approximately 25% of its raw materials from other BASF operations, generating efficiencies in logistics and savings in energy, transportation, purchasing and infrastructure costs. The division consumes a multitude of raw materials and has no principal raw materials or dominant suppliers. The Colorants division sells virtually all of its products to external customers.

     In the recent past, the Colorants division had experienced continual pressure on prices, a drop in demand and worldwide overcapacity for many of its products, all of which had adversely affected the profitability of the division. Over the last four years, the division has undertaken considerable restructuring measures to improve efficiency. As a result, the division has improved its capacity utilization by narrowing its product line, restructuring and consolidating production sites and transferring production capacity from Europe to Asia and South America, where its fastest-growing customer base is located. Together, these measures are helping to improve the division's profitability.

     Effective October 1, 2000, BASF merged its textile dye operations into DyStar GmbH -- a joint venture between BASF, Bayer AG and Hoechst AG. Bayer and Hoechst each own a 35% share in the joint venture, with BASF holding the remaining 30%. BASF accounts for the joint venture under the equity method.

     The Colorants division is now intensifying its marketing activities in emerging growth regions, particularly North America and Asia. Focusing on business areas with strong growth and profit potential such as organic pigments and printing systems, the division is working closely with customers to develop tailor-made solutions which help customers to optimize their production processes and reduce their costs so that they can offer their respective customers more competitive solutions. Through these activities, the Colorants division aims to grow faster than the market.

     The Colorants division's sales to third parties were E2,252 million in 2000. This figure only includes sales from the division's textile dyes business for the first nine months of 2000.

     PRODUCTS

     The Colorants division sells its products on a worldwide basis, but has mainly regional markets. The major product lines of the Colorants division are:

     Pigments

     The pigments product group offers organic and inorganic pigments, pigment preparations, non-textile dyes and process chemicals. Pigments are insoluble dry coloring materials for paints, inks and special applications. BASF's pigment products are used in the plastics and printing industries, as well as in automotive, decorative and industrial paint applications. The primary market for BASF's pigment products is Europe, while the strategic focus for growth is North America, Japan and emerging markets in Asia.

     Printing Systems

     The printing systems product group offers a complete range of commercial inks for different print technologies and plates for flexography and letterpress print processes. BASF offers printing inks for use in the printing industry, particularly in sheet-offset systems and web-offset systems, which are used to print newspapers and magazines, color advertising materials, books and brochures. BASF also sells printing inks for use in the packaging industry. The primary market for BASF's printing systems products is Europe.

     Textile Dyes

     BASF merged its textile dyes operations into DyStar on October 1, 2000. Before this merger, BASF's dyestuffs for colorants were grouped into four product lines: reactive dyes, disperse dyes, vat dyes and indigo, which covered more than 70% of the total worldwide textile dyes market by product type. The most important sales region was Asia, followed by Europe and North America.

     Textile Chemicals

     BASF offers textile and dyeing auxiliaries, pigment preparations for textile printing as well as inks and auxiliaries for ink-jet printing technology. BASF's product range covers a wide spectrum of textile applications. The primary markets for BASF's textile chemicals are Asia and Europe.

     Leather Dyes and Chemicals

     BASF is one of the world's leading producers of leather chemicals and dyes, producing a full range of products for nearly all aspects of the leather production process. The primary markets for BASF's leather products are Europe, Asia and South America.

     Production capacity for the major products in the Colorants division is as follows:

PRODUCT                                                ANNUAL PRODUCTION CAPACITY
-------                                                --------------------------
Organic pigments....................................         36,100 metric tons
Printing inks.......................................        150,000 metric tons
Printing plates.....................................    1,000,000 square meters
Textile chemicals/leather chemicals and dyes........        165,000 metric tons

     MARKETS AND DISTRIBUTION

     In 2000, Europe was the Colorants division's principal market, accounting for 53% of its sales. The Asia, Pacific Area, Africa region accounted for 24%, North America for 14% and South America for 9%.

     BASF's own regional sales network sells approximately 95% of the Colorants division's products. Distributors sell the balance of products, primarily to smaller customers.

     Many of the products the Colorants division manufactures are commodity-like and are characterized by fairly uniform pricing worldwide. A number of these, however, were transferred along with the textile dyes activities to DyStar in October 2000. For the remaining products, the division is focusing on enhancing the value of these products through additional customer service.

     BASF generally considers Ciba Specialty Chemicals Holding Inc., Clariant International Ltd. of Switzerland, DIC/Sun Group of Asia and Bayer AG of Germany to be its main competitors, although each product group in the Colorants division has specific competitors:

     - In pigments, BASF considers itself to be among the industry leaders along with Ciba, DIC/Sun Group and Clariant. BASF sells its pigments primarily in Europe from large production sites in Germany, but also supports its regional marketing activities through production sites in Brazil, the United States and China.

     - In printing systems, BASF is a leading printing system supplier in Europe, but Asian competitors dominate the global market.

     - Before the transfer of its textile dyes activities to DyStar, BASF was one of the world's leading producers of textile dyes, along with DyStar and Ciba, and was considered the global market leader in vat dyes and indigo.

     - In textile chemicals, BASF is one of the world's top three producers, along with Clariant and Ciba. BASF's activities have a strategic regional focus on Asia and Europe.

     - In leather dyes and chemicals, BASF and Clariant are the world's leading producers and compete against Bayer AG, TFL Ledertechnik GmbH & Co. KG of Germany, Stahl International B.V. of the Netherlands and a host of small regional producers. The most important markets for BASF's leather products are Asia, Europe and South America. BASF manufactures these products in 20 countries to best meet the needs of a highly fragmented market comprised primarily of small customers.

COATINGS

     OVERVIEW

     BASF is one of the world's leading producers of high-quality coating products, offering innovative and environmentally responsible products for the automotive industry, including both finishes and refinishes, and for particular segments of the industrial coatings market. BASF also sells decorative paints in South America for interior and exterior use in residential and commercial buildings.

     BASF's Coatings division provides customers with innovative high-solid, waterborne and powder coating systems that reduce or eliminate solvent emissions and are considered environmentally and economically efficient. BASF sees significant growth opportunities for a new powder-slurry coating system it jointly developed in partnership with DaimlerChrysler AG and Durr Systems GmbH of Germany. This economical and environmentally friendly system reduces the amount of paint needed to coat a vehicle without compromising quality.

     BASF sells a majority of its coating products to automobile manufacturers for coating new vehicles, which accounted for 40% of the Coatings division's sales in 2000, and to automotive refinishers, which accounted for 25% of sales. In 2000, the industrial coatings business accounted for 20% of the division's sales and the decorative paints business in South America for 15%.

     The Coatings division purchases approximately 15% of its raw materials from other BASF operations. The division's principal raw materials are pigments, solvents, resins and additives, and the division does not rely on a dominant supplier. The Coatings division sells all of its products to external customers.

     The Coatings division plans to build on the success of a restructuring program, in which the division's product lines were streamlined to eliminate less profitable products and improve the division's financial performance. The division's current focus on four core product lines -- automotive coatings, automotive refinish coatings, industrial coatings and, for the South American market, decorative paints -- resulted from these streamlining efforts. BASF believes that the Coatings division can achieve and sustain a leading market position and attain high profitability in these core product lines.

     With its restructuring efforts expected to be completed by 2002, the Coatings division is seeking to strengthen its core activities through internal growth, joint ventures and acquisitions. The Coatings division made two acquisitions in industrial coatings to make BASF a world leader in the field. In September 1999, BASF acquired the worldwide coatings business of Norsk Hydro ASA, which is comprised of the Hydro Coatings Group, UK. On March 1, 2000, BASF completed its acquisition of Morton Industrial Coatings, which had come under the ownership of Rohm and Haas Co. when Rohm acquired Morton International in June 1999.

     The Coatings division is also seeking to strengthen its position in Asia. On October 1, 2000, BASF formed a new 50-50 joint venture with Tokyo-based NOF Corporation. The joint venture combines NOF's and BASF's entire coatings activities in Japan, which include automotive OEM, refinish as well as industrial coatings. The new joint venture will cover manufacturing, sales and marketing as well as research and development activities.

     The key to the Coatings division's success is maintaining preferred supplier status with major customers by working with them to develop system solutions, which are tailor-made products and services. These system solutions help the division to differentiate its product offerings from those of its competitors and to foster lasting relationships with customers. Being able to deliver tailor-made products quickly is also important to the division's success. Customers that use automotive and industrial coatings in particular require quick delivery of coatings at specified times to accommodate their just-in-time approach to manufacturing. To satisfy these needs, BASF's Coatings division is locating its operations near its customers' production sites.

     The Coatings division's sales to third parties were E2,198 million in 2000.

     PRODUCTS

     The Coatings division's products are sold on a global basis, with the exception of decorative paints, which are only sold in South America. The division has the following four major product lines:

     Automotive OEM Coatings

     BASF offers a complete line of automotive OEM coatings and extensive technical support to major vehicle manufacturers. BASF is a leading supplier for primer coats, fillers, top-coats and clearcoats. Most of the world's leading automobile manufacturers are long-standing customers of BASF.

     Automotive Refinish Coatings

     For the refinishing of automobiles and commercial vehicles, BASF offers topcoat and undercoat materials through coating systems under the well-known brand names Glasurit(R) and R-M(R). Most of these systems, which are sold to paint distributors and automotive repair and body shops, increasingly use solvent-reducing waterborne coatings as well as high-solid systems.

     Industrial Coatings

     BASF offers environmentally efficient systems for coating industrial products. Application technologies include powder, liquid, e-coat and coil coatings that are used on household appliances, transportation equipment, industrial buildings, radiators and automotive components. Wood finishes in the furniture industry represent another key use for BASF's industrial coatings. With the acquisition of Rohm and Haas' industrial coatings business, BASF is now the second largest coil coating producer by market share and volume sold in North America and worldwide.

     Decorative Paints

     BASF is the leading distributor of decorative paints for interior and exterior use in the South American market. BASF's dispersion and building paints are marketed under the Suvinil(R) trademark and enjoy a high level of customer recognition.

     Production capacity for the major products in the Coatings division is as follows:

                                                   ANNUAL PRODUCTION CAPACITY
PRODUCT                                                  (METRIC TONS)
-------                                            --------------------------
Powder coatings................................              25,000
Waterborne coatings............................              40,000

     MARKETS AND DISTRIBUTION

     In 2000, Europe accounted for 39% of the Coatings division's sales. North America accounted for 36% and South America for 22%, while the Asia, Pacific Area, Africa region accounted for 3% of the division's sales. BASF is a global competitor in the coatings industry and is expanding in all regional markets, especially in South America and Asia.

     BASF sells products of the Coatings division to customers, particularly those in the automotive industry, primarily through its own sales force. Third-party distributors also sell products to the automotive refinish, industrial coatings and South American decorative paint businesses. BASF also licenses some of its paint and coating technology to third parties.

     Although price is important to the division's customers, competition is also based on the ability of coatings suppliers to collaborate with customers and quickly deliver tailor-made products and applications, particularly to vehicle manufacturers using a just-in-time approach to manufacturing. BASF's Suvinil(R) line of decorative paints competes in South America primarily on the basis of brand recognition, product quality and price.

     BASF considers E.I. du Pont de Nemours and Company and PPG Industries, Inc. of the United States to be the primary worldwide competitors of the Coatings division, and Nippon Paint Company Ltd. and Kansai Paint Company Ltd. of Japan to be the division's competitors in Asia.

DISPERSIONS

     OVERVIEW

     BASF's Dispersions division is one of the largest producers of acrylic acid and its derivative products, which are mainly dispersions and superabsorbents. In a dispersion, also known as an emulsion, tiny globules of polymers are suspended in a liquid, usually water. After applying a dispersion to a solid surface, the liquid evaporates, leaving the globules to dry uniformly over the surface. Dispersions are used in a multitude of industries, including the manufacture of paper, decorative paints, adhesives, non-woven materials, carpets, fibers and plastics. The division also manufactures superabsorbents, which are used as absorbent materials in sanitary care products such as diapers. The most important customers of the Dispersions division are the paper, construction, adhesive, sanitary care and coatings industries.

     The Dispersions division purchases approximately 70% of its raw materials from other BASF operations through the company's Verbund. Such raw materials include styrene, butadiene and above all propylene, which is used to produce acrylic acid. By purchasing the vast majority of its raw materials internally, the division benefits from BASF's economies of scale in purchasing and producing raw materials, from efficiencies in logistics and from savings in energy, transportation, purchasing and infrastructure costs. The division sells most of its products to external customers, but also sells approximately 10% of its products to other BASF operations.

     BASF's goals for the Dispersions division are to maintain the division's position as a leading acrylic acid manufacturer, to maintain and improve the division's cost leadership, to expand the business in all regions and to grow by introducing innovative products such as polyvinylamines -- a class of paper chemicals. To achieve these goals, BASF is focusing the division's capital spending on increasing the company's production capacity for dispersions in all regions. In Europe and North America, a comprehensive restructuring program is under way to improve the division's cost competitiveness. In Malaysia, a new manufacturing complex for the production of acrylic acid and acrylic esters became fully operational in August, while similar facilities are in the planning stage for China as well as Brazil.

     The Dispersions division is especially committed to building on its leading position as a manufacturer of superabsorbents. On June 1, 2000, BASF acquired the superabsorbents manufacturer Chemdal International Corporation, an affiliate of AMCOL International Corporation, for $657 million. Chemdal achieved sales of E238 million in 1999 with production sites in the United States, the United Kingdom and Thailand. The acquisition increased BASF's annual superabsorbents production capacity by more than 160,000 metric tons to about 300,000 metric tons. Through this acquisition, BASF has achieved a leading position worldwide in superabsorbents and increased the captive use of its acrylic acid.

     The Dispersions division's sales to third parties were E2,659 million in 2000.

     PRODUCTS

     The Dispersions division sells its products globally. The division has the following four major product groups that are to a significant extent based on acrylic acid and its derivatives:

     Acrylic Monomers

     BASF is the world's largest producer of acrylic monomers, which are sold directly to customers in the form of acrylic acid, acrylic esters and special acrylics. Acrylic monomers are used as precursors to manufacture dispersions, superabsorbents, detergents, flocculants and fibers. These products are used in a wide range of industries.

     Polymers

     The Dispersions division's polymers products consist mainly of polymer dispersions for the manufacture of adhesives, paints and finishes, non-woven materials and coatings. BASF's strengths lie particularly in its excellent UV curable hot melt technology for adhesive raw materials as well as in dispersions for paints and other coating materials.

     Paper Chemicals

     BASF offers the paper industry a complete and integrated range of chemical products for all aspects of the paper production process, including the manufacture of untreated paper, paper finishing and wastewater treatment. The Dispersion division's product range consists of process chemicals, paper dyes and dispersions for paper coating. In 2000, BASF introduced an innovative new class of process chemicals known as polyvinylamines. Polyvinylamines improve the quality of paper by making it more resistant to tearing, which helps manufacturers produce paper more efficiently. A commercial-scale production plant for this class of products is currently under construction in Ludwigshafen, Germany, and is scheduled to start up operations by the end of 2001.

     Superabsorbents

     BASF sells superabsorbents globally to the personal hygiene industry, which uses these products to manufacture absorbent materials such as diapers and other sanitary care products.

     MARKETS AND DISTRIBUTION

     The primary market for the Dispersions division is Europe, which accounted for more than 49% of the division's sales in 2000. North America accounted for approximately 31%, the Asia, Pacific Area, Africa region for 15% and South America for 5% of sales in 2000. The Dispersions division's strategic goal is to increase market share in growing markets, especially in the Americas and the Asia-Pacific region.

     BASF sells the vast majority of the division's products primarily through its own regional sales network. Some smaller customers purchase products through distributors. Many of the division's products, particularly dispersions, contain up to 50% water. To minimize transportation costs, BASF manufactures these products at local plants and markets and sells them on a regional basis. Acrylic monomers, however, are distributed globally from production sites in Ludwigshafen, Germany; Antwerp, Belgium; Freeport, Texas and Kuantan, Malaysia.

     Prices for the Dispersions division's products depend on the costs of raw materials that the division purchases primarily from other BASF operations, and also on industry capacity utilization. Acrylic monomers have commodity-like attributes and can be affected by cyclicality. Other products, particularly dispersions for adhesives, paints and non-wovens, superabsorbents and paper process chemicals, are relatively resilient to economic cycles and compete primarily on the basis of product innovation and quality.

     BASF's main competitor in acrylic monomers and polymers is Rohm and Haas Co. of the United States. The Dow Chemical Company and Hercules of the United States are BASF's main competitors in paper chemicals. In the superabsorbents business, BASF's main global competitors are Stockhausen GmbH & Co. of Germany and Nippon Shokubai Co., Ltd. of Japan.

                               HEALTH & NUTRITION

SEGMENT OVERVIEW

     BASF's Health & Nutrition business segment is active in agricultural products and fine chemicals -- businesses that offer opportunities for high returns and are typically resilient to economic cycles. After receiving clearance from the Federal Trade Commission and the European Union Commission, BASF sold its pharmaceuticals business on March 2, 2001 to Abbott Laboratories Inc. of Abbott Park, Illinois. Pursuant to the requirements of U.S. GAAP, the pharmaceuticals activities are disclosed as discontinued operations as described in Item 18 under Note 2 to the Consolidated Financial Statements. For additional information on BASF's pharmaceuticals activities as discontinued operations, see also Notes 3 and 4 to the Consolidated Financial Statements in Item 18.

     The Health & Nutrition business segment conducts its activities through its Agricultural Products and Fine Chemicals divisions and during 2000 also conducted its activities through the Pharmaceuticals division. The Agricultural Products and Fine Chemicals divisions are treated as separate reportable operating segments, as was the Pharmaceuticals division in 2000. Each of the divisions focuses on specific product areas or therapeutic categories and develops, produces and markets products on a global basis. These products include agricultural products such as herbicides, fungicides and insecticides; fine chemicals such as vitamins, nutraceuticals, and animal nutrition products, including amino acids and enzymes; and pharmaceuticals.

     On July 1, 2000, BASF acquired the agricultural products business of American Home Products Corp. (AHP) of Madison, New Jersey. The acquisition, the largest in the company's history, nearly doubles BASF's agricultural products business. To reflect the division's wider selection of products resulting from this acquisition, the division, which was formerly known as the "Crop Protection" division, was renamed "Agricultural Products" as of July 1, 2000.

     The following table sets forth for each of the Health & Nutrition business segment's reportable operating segments the segment's sales to third parties, percentage of total BASF sales, intersegmental transfers, income from operations and capital expenditures for the last three years:

                                                               2000      1999      1998
                                                              ------    ------    ------
                                                                 (EUROS IN MILLIONS)
AGRICULTURAL PRODUCTS
Sales to third parties......................................  E2,428    E1,745    E1,750
Percentage of total BASF sales..............................      7%        6%        6%
Intersegmental transfers....................................  E   34    E   36    E   49
Income from operations......................................    (443)      195       203
Capital expenditures........................................  E3,260    E   93       247
FINE CHEMICALS(1)
Sales to third parties......................................  E1,763    E1,660    E1,498
Percentage of total BASF sales..............................      5%        6%        5%
Intersegmental transfers....................................  E   44    E   53    E   43
Income from operations......................................      (1)     (770)      121
Capital expenditures........................................  E   83    E   87       614
PHARMACEUTICALS -- DISCONTINUED OPERATIONS(1)
Sales to third parties......................................  E2,526    E2,197     1,850
Percentage of total BASF sales..............................      7%        8%        7%
Intersegmental transfers....................................  E   36    E   34         1
Income from operations......................................     243       (13)       59
Capital expenditures........................................  E  121    E  101       141

---------------

(1) Data for 2000, 1999 and 1998 have been restated to reflect the transfer of the pharmaceutical active ingredients business from the Pharmaceuticals division to the Fine Chemicals division.

     The Health & Nutrition business segment sells its products primarily to customers in the farming, food processing, animal and human nutrition, personal care and healthcare industries.

     The business segment contributes to BASF's Verbund approach to integration by purchasing a number of precursors from the company's chemical operations and using them to create higher-value products. The Fine Chemicals division in particular benefits from efficiencies in logistics and savings in energy, transportation, purchasing and infrastructure costs derived from internally purchasing precursors used in manufacturing vitamins and other nutrition products.

     The ability to continuously develop innovative and safe products and to bring them quickly to market is critical to the success of the Health & Nutrition business segment. The Agricultural Products division focuses on traditional fungicide, herbicide and insecticide applications. In addition, BASF is investing in the emerging field of plant biotechnology and founded a subsidiary for these activities called BASF Plant Science GmbH. In the Fine Chemicals division, generating a flow of new products and reducing costs are particularly important to the competitiveness of the division. The Fine Chemicals division believes it generally has a good cost position compared with its competitors. In the few areas where the division's production costs do not compare favorably with those of competitors, BASF is making process improvements in existing plants and entering into production joint ventures to achieve economies of scale and reduce costs. BASF's Pharmaceuticals division targeted therapeutic areas with high medical need and large patient populations.

     The divisions comprising the Health & Nutrition business segment and their principal products are:

     AGRICULTURAL PRODUCTS:

    MAJOR PRODUCTS                                 PRIMARY APPLICATIONS
    --------------                                 --------------------
    - Herbicides                                   - Agrochemicals to control weeds
    - Fungicides                                   - Agrochemicals to control fungal attack
    - Insecticides                                 - Agrochemicals to control insect pests

     FINE CHEMICALS:

    MAJOR PRODUCTS                                 PRIMARY APPLICATIONS
    --------------                                 --------------------
    - Vitamins                                     - Animal and human nutrition
    - Carotenoids                                  - Animal and human nutrition
    - Nutraceuticals                               - Human nutrition
    - Enzymes                                      - Animal nutrition
    - Amino acids                                  - Animal nutrition
    - Organic acids                                - Grain and compound feed preservation
    - Cosmetic ingredients                         - Personal care items such as skin-care additives
                                                     and sunscreen agents
    - Polymers                                     - Hair sprays, styling mousses, gels and
                                                     hair conditioners for the cosmetics industry
                                                   - Finished dosage forms
                                                   - Filtration aids for beverages
    - Aroma chemicals                              - Fragrance and flavor raw materials
    - Pharmaceutical active ingredients            - Pharmaceuticals

     PHARMACEUTICALS(1):

    MAJOR PRODUCTS                               PRIMARY APPLICATIONS
    --------------                               --------------------
    - Ethical drugs                              - Cardiovascular
                                                 - Antiobesity
                                                 - Thyroid insufficiency
                                                 - Pain/Anti-inflammatory
                                                 - Central nervous system

---------------

(1) After receiving clearance from the Federal Trade Commission and the European Union Commission, BASF sold its pharmaceuticals business on March 2, 2001 to Abbott Laboratories Inc. of Abbott Park, Illinois. Pursuant to the requirements of U.S. GAAP, pharmaceuticals activities are disclosed as discontinued operations as described in Item 18 under Note 2 to the Consolidated Financial Statements. For additional information on BASF's pharmaceuticals activities as discontinued operations, see also Notes 3 and 4 to the Consolidated Financial Statements in Item 18.

SEGMENT STRATEGY

     While each of the divisions in the Health & Nutrition business segment faces competition and sets goals particular to its industry, they all share the following strategic objectives:

     - maximizing returns from their existing product portfolios;

     - ensuring a steady flow of new and innovative products through focused research and development and an increased number of collaborative efforts and licensing agreements; and

     - taking full advantage of common technology platforms.

     Key strategies for the divisions in this segment are as follows:

           - Agricultural Products

        The Agricultural Products division focuses on the research, development and marketing of innovative products to improve the yields and quality of agricultural crops. Through the acquisition of the crop protection business of AHP, BASF is assuming a leading position in the significant agricultural markets of North and South America while strengthening its well-established position in Europe. With its expanded line of insecticides to add to the Agricultural Products division's line of herbicides and fungicides, the division offers a broad product portfolio for all major crops. Through the acquisition, the division expects to achieve annual cost savings of approximately E250 million as of 2002, with about half the amount being achieved in 2001. With a research and development pipeline consisting of 15 projects and plans to introduce two new active ingredients per year over the next five years, the division expects to expand its market share and grow faster than the global market for agricultural products.

           - Fine Chemicals

        BASF's Fine Chemicals division is focusing on its core businesses in order to achieve profitable growth. In these businesses, the division aims to achieve a leading position in the markets its serves. The division is pursuing this strategy by exploiting economies of scale, developing new production technologies that reduce costs, expanding its global presence and attaining preferred supplier status with customers.

        BASF believes that, overall, the division has a good cost position in comparison to its competitors. In the few areas where the division's production costs do not compare favorably with those of competitors, BASF is making process improvements in existing plants and entering into production joint ventures to achieve economies of scale and reduce costs. In the vitamins business, BASF acquired the water-soluble vitamins business of Takeda Chemical Industries Ltd. of Japan to strengthen its position as one of the leading global vitamins producers.

           - Pharmaceuticals

        After receiving clearance from the Federal Trade Commission and the European Union Commission, BASF sold its pharmaceuticals business on March 2, 2001 to Abbott Laboratories Inc. of Abbott Park, Illinois. Pursuant to the requirements of U.S. GAAP, pharmaceuticals activities are disclosed as discontinued operations as described in Item 18 under
        Note 2 to the Consolidated Financial Statements. For additional information on BASF's pharmaceuticals activities as discontinued operations, see also Notes 3 and 4 to the Consolidated Financial Statements in Item 18.

        During the past year, BASF restructured its Pharmaceuticals activities by streamlining its portfolio in order to focus on prescription drugs. To that end, BASF sold its over-the-counter and its generics businesses, as well as some minor activities. The division also concentrated its research and development activities on cardiovascular disease and immune system disorders by closing its research and development site in Nottingham, United Kingdom, which focused on central nervous system disorders and obesity, and reduced its global workforce.

AGRICULTURAL PRODUCTS

     OVERVIEW

     BASF's Agricultural Products division is a leading supplier and marketer of herbicides, fungicides and insecticides. The division's principal products are sold mainly to farmers, who use them to improve crop yields and quality. On July 1, 2000, BASF acquired the crop protection business of American Home Products Corp. (AHP) of Madison, New Jersey for approximately $3.9 billion. The Agricultural Products division, which was formerly known as the "Crop Protection" division, was renamed to reflect the division's wider selection of products resulting from the acquisition. The acquisition more than doubled BASF's agricultural products business.

     Through the integration of the crop protection business of AHP, BASF has become one of the leaders in the agricultural products industry due to three key factors:

     - BASF has strengthened its position in the major agricultural markets of North and South America and improved its established position in Europe. In addition, product offerings in Asia have been significantly increased.

     - BASF has strengthened its portfolio in key markets around the world. The herbicide product range has been significantly broadened while an established and proven line of insecticides has also been added to BASF's portfolio.

     - BASF has an R&D pipeline containing 15 projects expected to be launched by 2006 with a combined peak annual sales potential of about E2 billion.

     Through the acquisition, BASF also acquired the CLEARFIELD(TM) Production System, which combines herbicide-resistant seeds developed using enhanced plant breeding methods with custom-designed herbicide solutions. The CLEARFIELD(TM) Production System has proven highly effective at controlling problematic weeds that often cannot be managed using other products. CLEARFIELD(TM) crops include corn, wheat, rice, canola, and sunflower, and because these crops contain no introduced genetic material, they are non-GMO (genetically modified organisms).

     The combination of the crop protection business of AHP with BASF's Agricultural Products business is expected to lead to annual cost savings of approximately E250 million as of 2002, with about half the amount being achieved in 2001. BASF's Agricultural Products division's global headquarters were moved to Mount Olive, New Jersey, which is also the headquarters of BASF

Corporation -- BASF Aktiengesellschaft's North American subsidiary. This move reflects the global nature of the agricultural products business and the increased importance of the Americas for the division's business. The Agricultural Products division operates in 170 countries. The research and development activities include research centers in Europe, the United States, the United Kingdom, Brazil and Japan.

     The acquisition of the crop protection business of AHP marks another milestone in BASF's long-term strategy to become a leader in agricultural products. Other significant acquisitions in recent years include:

     - the U.S. and Canadian corn herbicide business of Sandoz AG of Switzerland in 1996, making BASF one of the major players in the worldwide corn herbicide market; and

     - a majority stake in Micro Flo, the second-largest supplier of generic products for the U.S. crop protection market, in 1998.

     Plant Biotechnology

     BASF is expanding its activities in the field of plant biotechnology in response to advances in the market for agricultural products in which agricultural chemicals, plant seed and biotechnology are becoming increasingly integrated. BASF's goal in the field of plant biotechnology is to offer crop plants with improved vitamin and nutritional content and cultivation properties. Over the past three years, BASF has expanded biotechnology activities through strategic partnerships and acquisitions, including:

     - the establishment of two plant biotechnology joint ventures in 1998 called Metanomics and SunGene;

     - the acquisition in 1999 of a 40% ownership stake in the Swedish seed breeding company Svalof Weibull and the founding of the joint venture BASF Plant Science GmbH into which the plant biotechnology research of BASF and Svalof Weibull were merged; and

     - the acquisition in December 2000 of the US biotechnology and genetics company ExSeed Genetics, LLC, which is at the forefront of developing nutritionally enhanced traits in corn and which has a strong pipeline in starch technology research.

     PRODUCTS

     The following table lists BASF's major agricultural products.

BRAND NAME              ACTIVE INGREDIENT       APPLICATIONS            PRIMARY MARKETS
----------              -----------------       ------------            ---------------
Herbicides
  Basagran(R)           Bentazon                - Legumes               - North America
                                                - Cereals               - South America
                                                - Potatoes              - Europe
                                                - Rice                  - Asia
                                                - Soybeans
                                                - Turf
                                                - Corn
                                                - Flax
  Banvel(R)             Dicamba                 - Corn                  - North America
  Clarity(R)                                    - Cereals               - Europe
  Distinct(R)
  Frontier(R)           Dimethenamid            - Corn                  - North America
  Guardsman(R)                                  - Soybeans              - Europe

BRAND NAME              ACTIVE INGREDIENT       APPLICATIONS            PRIMARY MARKETS
----------              -----------------       ------------            ---------------
  Outlook(R)            Dimethenamid-p          - Broadleaf crops
  Pivot(R)              Imidazolinones          - Corn                  - North America
  Pursuit(R)                                    - Canola                - South America
  Lightning(R)                                  - Soybeans              - Australia
  Odyssey(R)                                                            - Europe
  Onduty(R)                                                             - Far East
  Raptor(R)                                                             - Eastern Europe/
                                                                          Middle East/Africa
  Butisan(R)            Metazachlor             - Canola                - Europe
  Novall(R)                                     - Vegetables
  Nimbus(R)
  Stomp(R)              Pendimethalin           - Corn                  - North America
  Prowl(R)                                      - Cereals               - Europe
  Herbadox(R)                                   - Rice
                                                - Soybeans
                                                - Legumes
  Poast(R)              Sethoxydim              - Soybeans              - North America
                                                - Cotton                - South America
                                                - Peanuts
  Facet(R)              Quinclorac              - Rice                  - North America
  Accord(R)                                     - Cereals               - South America
                                                                        - Asia
Fungicides
  Acrobat(R)            Dimethomorph            - Potatoes              - Europe
  Forum(R)                                      - Vines                 - South America
  Opus(R)               Epoxiconazole           - Cereals               - Europe
                                                - Coffee                - South America
                                                - Rice
                                                - Sugar beets
  Allegro(R)            Kresoxim-methyl         - Cereals               - Europe
  Juwel(R)                                      - Grapes                - North America
  Ogam(R)                                       - Fruits
  Mentor(R)                                     - Vegetables
  Stroby(R)/Sovran(R)
  Cygnus(R)
Insecticides
  Fastac(R)             Alphacypermethrin       - Citrus                - Europe

  Mageos(R)/Contest(R)                          - Fruits                - Asia
                                                - Vines                 - Latin America
  Counter(R)            Terbufos                - Corn                  - North America
                                                - Sugar beets           - Latin America
                                                - Bananas

     SALES

     The Agricultural Products division's sales to third parties were E2,428 million in 2000. The following tables show 2000 sales by product area and region:

PRODUCT AREAS                                                  2000 SALES
-------------                                              -------------------
                                                           (EUROS IN MILLIONS)
Herbicides...............................................        E1,228
Fungicides...............................................        E  665
Insecticides.............................................        E  282
Other agrochemical products (soil fumigants, growth
  regulators)............................................        E  253

     RESEARCH AND DEVELOPMENT

     BASF's research and development activities in Agricultural Products cover all three areas of crop protection: fungicides, herbicides and insecticides. In 2000, research and development spending in the Agricultural Products division was approximately 11% of the division's sales to third parties. BASF's research and development pipeline contains 15 projects expected to be launched by 2006 with a combined peak annual sales potential of about E2 billion, making the company's research and development pipeline one of the strongest in the industry. It will allow BASF to bring an average of two new active ingredients to market every year for the next six to seven years.

     One of these new developments is a major new fungicidal active ingredient of the strobilurin class of chemistry, which was first presented to the scientific community in November 2000. The active ingredient, named F 500(R), controls major plant pathogens from all classes of fungi, and is effective against a broad spectrum of diseases in many crops including cereals, grapes, vegetables and fruits. It is also highly effective, safe for crops and has a favorable toxicological and ecotoxicity profile. With its wide range of activity, F 500(R) is expected to become a universal fungicide and an excellent active ingredient for formulations for the effective management of fungal diseases.

     The registration process for F 500(R) is underway in all major countries. The Environmental Protection Agency in the United States has granted F 500(R) "Reduced Risk Status," which means its registration application will be given preferential treatment.

     BASF has put great emphasis on developing innovative products that comply with the highest environmental and safety standards. BASF uses synergies in basic research with BASF's Fine Chemicals divisions to identify new product development candidates.

     Plant Biotechnology

     In addition to the research and development efforts discussed above, BASF in 1998 established two research joint ventures, Metanomics and SunGene, with partners from the scientific community. Metanomics, based in Berlin, Germany, is studying functional genomics -- the analysis of the function of individual genes in plants, which can lead to the discovery of the key genes needed to genetically modify crop plants. SunGene, based in Gatersleben, Germany, tests commercially attractive genes and develops new technologies for the efficient introduction of genes into plants. Together with the Swedish seed breeding company Svalof Weibull, BASF established BASF Plant Science GmbH, to strengthen its presence in the plant biotechnology field.

     BASF has the goal of becoming a leading competitor in the plant biotechnology market and expanding its position as a major supplier to the agricultural industry. In March 2000, BASF announced that it would substantially step up its operations in plant biotechnology. Research funds will amount to more than E700 million over the next ten years. BASF also intends to allocate additional funds for the acquisition of seed companies or participations therein.

     BASF believes that biotechnology will be crucial to the crop protection industry in the 21st century. However, new crop varieties developed through biotechnology, particularly those with genetically modified traits such as herbicide resistance, have experienced significant criticism from the public in Western Europe. Fears about unknown health risks still dominate public perception in Europe, and producers of genetically modified crops are struggling to address these concerns.

     BASF's biotechnology efforts are focused instead on the use of biotechnology to create crop plants that are more resilient to adverse weather conditions and that have increased vitamin and nutritional content. BASF believes that in the long term the benefits afforded by biotechnology will lead to more public acceptance of products using biotechnology.

     At present, BASF is focusing its biotechnology research efforts on the following areas:

     - improved tolerance to cold and drought;

     - higher content of plant constituents such as oil, proteins, carbohydrates; and

     - improved yield of plant constituents such as vitamins and health-promoting fatty acids.

     BASF cannot give assurances that any of its research and development projects will survive the development process and ultimately obtain the requisite regulatory approval or, if approved, will be commercially profitable. Competitors may also launch competing or improved products.

     MARKETS AND DISTRIBUTION

     In 2000, Europe accounted for 36% of the Agricultural Products division's sales, North America for 32%, the Asia, Pacific Area, Africa region for 11% and South America for 21%. BASF has plants for synthesizing active ingredients at BASF's Verbund site in Ludwigshafen and Schwarzheide, Germany; Hannibal, Missouri; Tarragona, Spain; at BASF's Brazilian sites in Guaratingueta, Resende and Paulina, as well as in Puerto Rico. End products are formulated at several BASF facilities, which are usually located close to the market.

     The Agricultural Products division delivers high performance products and competes primarily on product quality, innovation and service. BASF directs marketing and sales efforts through multi-staged marketing channels, which include wholesalers and commercial distributors.

     The global market for agricultural products is seasonal and sales are affected by regional growing seasons. Over the last ten years, the agrochemical industry has been going through a process of consolidation in response to rising capital expenditures. These rising costs are mainly due to increasingly comprehensive testing requirements to ensure that potential products comply with environmental, health and safety standards before being registered. Other cost factors include complex manufacturing process engineering, as well as a need to be present in all major markets. As a result, the number of basic suppliers of crop protection products has decreased over the past ten years. Accounting for the acquisition of the crop protection business of AHP, BASF would have ranked number three in 1999 based on pro forma sales, number three in herbicide sales, number three in fungicide sales and number five in insecticide sales.

     The market for chemical-based crop protection products is forecast to continue growing over the long term. The main driver is a growing world population and therefore a rising demand for food. Currently, the market for crop protection products is relatively flat due to reduced farm subsidies in industrial countries, low commodity prices and a resulting drop in farmers' incomes. In addition, the introduction of genetically modified, herbicide-resistant crops has reduced the use of selective herbicides while creating new opportunities in the field of biotechnology.

     BASF considers the main competitors of the Agricultural Products division to be Syngenta A.G. of Switzerland (formed in 2000 through the merger of the agricultural products activities of Novartis AG and AstraZeneca plc); Aventis S.A. of France; Monsanto Co., The Dow Chemical Company and E.I. du Pont de Nemours and Company of the United States, as well as Bayer AG of Germany.

     GOVERNMENTAL REGULATION

     In most countries, crop protection products (including genetically modified plants) must obtain government regulatory approval prior to marketing. The regulatory framework for crop protection and environmental health products is directed to ensure the protection of the consumer, the applicator and the environment. The strictest standards are applied in the United States, Japan and Western Europe. In the United States, the EPA (Environmental Protection Agency) has the responsibility for registration of all chemicals released into the environment, including herbicides, insecticides, fungicides and plant growth regulators irrespective of whether they are used for crop protection or for public health. Significant amounts of EPA resources are concentrated on the effects of crop protection products on the environment and on the safety of fish, wildlife and water resources. Plant-biotechnology-based crop protection products are also regulated by the USDA (U.S. Department of Agriculture) for environmental safety of the plant and by the FDA (U.S. Food and Drug Administration) to ensure the safety of the food.

     Since human exposure to a crop protection or environmental or public health product may occur from residues on food or from residential lawn use and/or indoor residential use, the safety assessment considers the human risk from all anticipated routes of exposure. Special sensitivities, food consumption and exposure patterns on infants and children are specifically considered. If the product is used on a food crop, a legal limit for residual chemical or a tolerance is established for the specific chemical. This limit is based on a strict health standard and the data provided by the manufacturer.

     It generally takes five to seven years from discovery of a new active ingredient until the dossier is submitted to the appropriate regulatory agency for product approval. There are no statutory time frames in the United States for registration of new crop protection and environmental health products. The standard time frame for registration of a pesticide, not regulated under "reduced risk" status, is typically 30 to 36 months. For a pesticide in the "reduced risk" category, this time frame is shortened to an average of 24 months. Numerous initiatives on both the part of the EPA and crop protection manufacturers aiming to streamline the review process and reduce the review time for a new product have not been successful.

     Genetically modified plants must undergo a regulatory assessment by the USDA for environmental safety including impact on native species and the impact of environmental release. The FDA considers the safety of the modified food and whether it is "substantially similar" to existing food products. Part of this review considers the possible introduction of new toxins or potential allergens into the food. Foods that are not considered "substantially similar" must undergo a more detailed review and approval process by the FDA.

FINE CHEMICALS

     OVERVIEW

     BASF's Fine Chemicals division develops, manufactures and sells approximately 900 different high-value specialty products to approximately 6,100 customers.

     BASF is one of the world's leading vitamin producers, and vitamins account for about a third of the Fine Chemicals division's sales. For further information on antitrust matters involving BASF's vitamins business, see "Item
8. Financial Information -- Legal Proceedings."

     The division's other major products include:

     - carotenoids and nutraceuticals for the food and nutritional supplement industries;

     - enzymes and amino acids for the animal nutrition industry;

     - polymers for the cosmetics, pharmaceuticals and human nutrition industries;

     - raw materials for aroma chemicals; and

     - pharmaceutical active ingredients, which were transferred from the Pharmaceuticals division on July 1, 2000. Data for the Fine Chemicals division have been restated to reflect this transfer.

     The Fine Chemicals division benefits from BASF's Verbund approach to integration by purchasing approximately 40% of its raw materials from other BASF operations, ensuring economies of scale, efficient use of by-products, lower capital expenditures for capacity additions, lower transportation costs and reliable supplies. These cost savings and other advantages improve the ability of the Fine Chemicals division to compete in international markets, where competition for many of its products is based on price. Virtually all of the division's products are sold to external customers.

     About 60% of the division's raw material purchases are bulk commodities from external and internal sources, such as nutrients for vitamin premixes, sugar and molasses for lysine and pseudo-ephedrine production and urea and acetanhydride for purines. These supplies are readily available on the market. Among specialty inputs, no single product accounts for more than 4% of total external purchases.

     Capital expenditures in the Fine Chemicals division from 1996 to 2000 included production plants and manufacturing equipment in Germany, Denmark and the United States, particularly in the carotenoid product area. The Fine Chemicals division's most significant capacity expansions during this period were for the production of carotenoids, vitamin E precursors and UV absorbers as well as for aroma chemicals such as citral and geranonitrile. BASF acquired the worldwide business in lysine, a feed additive, of the South Korean Daesang Group, in May 1998. On January 4, 2001, BASF acquired the water-soluble vitamins business of Takeda Chemical Industries Ltd., Japan. Through this agreement, BASF acquired a vitamin C production plant in Wilmington, North Carolina.

     The key elements of the division's success are establishing a global sales presence by maintaining low costs and achieving preferred supplier status with major customers, as this status promotes lasting relationships and often generates higher sales volumes. BASF believes that its Fine Chemicals division generally has a good cost position in comparison with its competitors. In the few areas where the division's production costs do not compare favorably with those of competitors, BASF is making process improvements in existing plants and entering into production joint ventures to achieve economies of scale and reduce costs. To foster close relationships with major customers, the Fine Chemicals division is establishing near its customers additional regional technology centers and premix plants for both animal and human nutrition. These facilities allow the division to collaborate with customers in the product development process and to take advantage of BASF's substantial research and development capacity.

     PRODUCTS

     The following are the main product lines of the Fine Chemicals group:

     Vitamins

     Vitamins is the largest of the Fine Chemicals division's product groups in terms of sales. BASF produces six of the 13 naturally occurring vitamins. These include the water-soluble vitamins B(2) (riboflavin), Calpan (calcium d-pantothenate) and C, as well as the fat-soluble vitamins A, E and D(3). The production of precursors for vitamin C is now coming on stream in a joint venture with Cerestar and Merck KGaA of Germany. The Fine Chemicals division sells vitamins to the human and animal nutrition industries. Through the acquisition of the vitamins business of Takeda Chemical Industries Ltd., BASF expects to improve its market position by expanding its range of water-soluble vitamins, gaining greater access to the market for food industry applications, and strengthening its presence in Asia. Approximately half of BASF's vitamins sales are in Europe, 30% in North America and 20% in Asia.

     Carotenoids

     Carotenoids are nature-identical products that provide certain health benefits and are also used to color foods. This product line includes beta-carotene, cantaxanthine and astaxanthine for the food, feed and nutritional supplement industries for human and animal nutrition. More than half of BASF's carotenoid sales are in Europe.

     Nutraceuticals

     BASF defines nutraceuticals as naturally occurring substances with benefits for health, fitness and well-being, which are typically present in human food.

     Enzymes

     Enzymes, which are proteins that function as biochemical catalysts, are used for animal nutrition to improve feed absorption. BASF's enzyme product line includes Natuphos(R), Natustarch(R), and Natugrain(R), which the Fine Chemicals division produces and markets pursuant to a cooperation agreement with DSM N.V. of the Netherlands. Most of BASF's enzyme sales are roughly divided between Europe and North America.

     Amino Acids

     Amino acids are feed additives that serve as a complementary growth area within BASF's animal nutrition business. An important product is lysine, of which BASF is one of the world's largest producers. BASF became a lysine producer in May 1998 by acquiring the worldwide lysine business of South Korea's Daesang Group. The Fine Chemicals division has a strong foothold in the Asian market for amino acids, with the region accounting for half of the sales for this product group.

     Organic Acids

     Organic acids are used as preservatives for grains and compound feeds. BASF offers a wide range of organic acid products that suppress the growth of molds and bacteria. BASF is the leading supplier of standard and tailor-made organic acids for the feed industry in Europe and Asia.

     Cosmetics Ingredients

     Cosmetics ingredients are raw materials for many fashion-driven personal care products, including skin-care additives and sunscreen agents. BASF sells these products primarily in Europe. In 1999 BASF acquired the Z-Cote(R) zinc-based UVA absorber business of sunSmart Inc. of the United States to broaden and strengthen its sunscreen ingredients product line.

     Polymers

     The Fine Chemicals division sells polymers for applications in the cosmetics, pharmaceuticals and food industries. In pharmaceuticals, polymers are used as binders, disintegrants, coatings and solvents for the manufacture of finished dosage forms. The cosmetics industry uses polymers in hair care products such as hair spray, styling mousses, gels and hair-conditioners. In the food industry, polymers are applied as filtration aids for beverages such as beer, wine and soft drinks. BASF sells polymers mainly in Europe.

     Aroma Chemicals

     Aroma chemicals are fragrance and flavor raw materials that are used as precursors for perfumes, food products, detergents and cosmetics. BASF sells these products primarily in Europe.

     Pharmaceutical Active Ingredients

     The pharmaceutical active ingredients business was transferred from the Pharmaceuticals to the Fine Chemicals division on July 1, 2000. The segment data were restated to reflect this transfer for all periods presented. The main products in this category are caffeine, theophylline, ephedrine, acetaminophen and ibuprofen. Beverage manufacturers are the primary buyers of caffeine, while theophylline and ephedrine are used to treat respiratory diseases. Acetaminophen and ibuprofen are used in a variety of over-the-counter and prescription products to treat mild pain. All of BASF Pharma's production sites for these products have GMP (good manufacturing practice) certification, a quality standard granted by an independent agency and demanded by companies who market and sell these products. BASF sells these products worldwide, with the United States being the most important market, followed by Western Europe. BASF is the number one producer worldwide of all the products in this category, except acetaminophen, where it is number three.

     SALES

     The Fine Chemicals division's sales to third parties were E1,763 million in 2000. The following table shows the Fine Chemicals division's sales for 2000 by customer industry:

CUSTOMER INDUSTRY                                                 SALES
-----------------                                          -------------------
                                                           (EUROS IN MILLIONS)
Animal nutrition.........................................         E747
Personal care, cosmetics, aroma chemicals and other
  products...............................................         E351
Human nutrition..........................................         E237
Pharmaceuticals..........................................         E428

     RESEARCH AND DEVELOPMENT

     The Fine Chemicals division's research and development activities focus on constantly improving BASF's cost position while generating a flow of new products. In 2000, the Fine Chemicals division spent approximately 4% of its consolidated sales on research and development activities, essentially unchanged from 1999.

     Approximately 40% of the Fine Chemicals division's research and development expenses in 2000 were allocated to human nutrition and pharmaceuticals. Around 34% were spent on products for the animal nutrition industry. The remainder was earmarked for applications in cosmetics and aroma chemicals as well as for new business development.

     In the animal nutrition business, BASF is seeking to increase its market share by improving product quality and reducing production costs. BASF is also directing research efforts at extending the feed additives product range, for example, by adding new heat-stable enzymes to the Natuphos(R)/Natustarch(R) range of feed enzymes. These enzymes are designed to improve digestion in animals and reduce the phosphate content of excretions. In the medium term, BASF intends to launch NSP (non-starch polysaccharide) enzymes and a new variety of Natugrain(R).

     Biotechnological production processes are becoming increasingly important to the success of many fine chemical products because they reduce variable production costs and allow for continuous improvement in the bacteria strains and fermentation processes for vitamins and amino acids. BASF is currently working on optimizing the fermentation and production processes for the amino acid lysine as well as for the production of a pseudoephedrine precursor. BASF has successfully replaced chemical synthesis with biotechnology-based processes to produce vitamin B(2) and precursors of vitamin C.

     MARKETS AND DISTRIBUTION

     In 2000, Europe accounted for 38% of the Fine Chemicals division's sales, North America for 33%, the Asia, Pacific Area, Africa region for 22% and South America for 7%.

     The main customers of the Fine Chemicals division are global participants in the animal nutrition, human nutrition, pharmaceuticals, personal care and aroma chemical industries. Many of the division's products are sold in relatively small volumes and are often tailor-made to meet customer specifications.

     BASF sells the vast majority of its fine chemical products through its own sales force, which targets major global customers. Key account managers are assigned to these major customers on the basis of region and product group. Through its sales and marketing departments, BASF works closely with customers to develop specific applications and to collaborate on developing new products. These departments, which are located regionally around the world, offer customers extensive technical and laboratory services.

     BASF's competitive position depends to a large extent on its ability to compete on both price and quality. This requires comprehensive cost leadership in production, marketing and sales.

     BASF expects the trend toward globalization and consolidation to continue among customers of the Fine Chemicals division. Product differentiation is based on quality, price and value-added services. BASF believes that cost-effective production processes will be critical to ensure future success in this industry, as will preferred supplier status with important customers. The trend toward commoditization for certain fine chemicals, such as fat-soluble vitamins, is intensifying, and competition based on price is likely to increase in the future. BASF is exposed to competition from new market entrants, especially from China. Entrants from China, in particular, tend to be low cost producers that compete on the basis of price, primarily in the European feed and food vitamins market. Competition from new entrants has affected other regional feed vitamins markets to a more limited degree.

     BASF considers its main competitors in the animal nutrition area to be Roche Group of Switzerland, Archer Daniels Midland Co. of the United States, Novo Nordisk A/S of Denmark, Aventis/Rhodia S.A. of France, Eisai Co. Ltd. of Japan and new entrants from China. In the human nutrition area, BASF's main competitors are Roche and Merck KGaA of Germany. In pharmaceutical active ingredients, BASF considers Albemarle Corporation, Mallinckrodt Inc., International Specialty Products Inc. and FMC Corporation of the United States to be its main competitors, as well as a number of Chinese and Indian suppliers. In cosmetics and aroma chemicals, Roche and Givaudan of Switzerland, International Specialty Products, Hercules Inc., Millennium Specialty Chemicals, IFF Inc. (formerly Bush Boake Allen Inc.), National Starch & Chemical Co. of the United States and Kurarai of Japan are BASF's main competitors.

     GOVERNMENTAL REGULATION

     BASF's various Fine Chemicals products are subject to regulation by government agencies throughout the world. The primary emphasis of these requirements is to assure the safety and effectiveness of BASF's products. Of particular importance in the United States is the Food and Drug Administration
(FDA), which regulates many of BASF's Fine Chemicals products. The FDA oversees the marketing, manufacturing and labeling of dietary supplements, including vitamins. The Federal Trade Commission regulates claims made in the advertising of dietary supplements. The Center for Veterinary Medicine within the FDA is responsible for ensuring that animal drugs and medicated feeds are safe and effective for their intended uses and that food from treated animals is safe for human consumption. Animal health products are also regulated in the United States by the United States Department of Agriculture and the Environmental Protection Agency.

     One of the major markets for BASF's fine chemicals is the European Union
(EU). In the EU, similar regulatory systems are established on the national level of different member states as well as on the pan-European government level. Positive lists and negative lists exist in Europe and they regulate the usage of various substances in order to ensure consumer safety. Before the substances are added to these lists, they are subject to a rigorous approval procedure. A product is approved in the EU only after its safety is assessed by a committee of independent academic scientists.

     In countries other than the United States and those of the EU in which BASF conducts business, BASF is subject to regulatory and legislative climates that are similar to or sometimes even more restrictive than those described above. The regulatory environment in Japan, for example, can be more restrictive than that of the United States or the EU.

PHARMACEUTICALS (DISCONTINUED OPERATIONS)

     OVERVIEW

     BASF Pharma encompassed the worldwide pharmaceutical activities of BASF. After receiving clearance from the Federal Trade Commission and the European Union Commission, BASF sold its pharmaceuticals business on March 2, 2001 to Abbott Laboratories Inc. of Abbott Park, Illinois. Pursuant to the requirements of U.S. GAAP, the pharmaceuticals activities are disclosed as discontinued operations as described in Item 18 under Note 2 to the Consolidated Financial Statements. For additional information on BASF's pharmaceuticals activities as discontinued operations, see also Notes 3 and 4 to the Consolidated Financial Statements in Item 18.

     BASF Pharma's products focus on five therapeutic areas: cardiovascular, thyroid, antiobesity, central nervous system and pain/inflammation. The division's research and development activities in 2000 focused on cardiovascular disease and immune system disorders.

     BASF entered the pharmaceuticals industry when it acquired Nordmark-Werke of Germany in 1968. Since that time, BASF expanded its pharmaceuticals operations both through internal growth and through acquisitions, including:

     - a majority holding in Knoll AG of Germany in 1975 and full ownership in 1982;

     - the ethical/prescription-based pharmaceutical business of Boots plc of the United Kingdom in 1995; and

     - a majority stake in Hokuriku Seiyaku Co. of Japan in 1996 (first consolidated in 1998).

     BASF used these acquisitions to strengthen its presence in European, the U.S. and several Asian ethical drug markets and to begin building a business platform in Japan, the second largest pharmaceuticals market in the world.

     BASF Pharma's flagship products in 2000 were Synthroid(R), a synthetic thyroxine compound to treat thyroid insufficiency, Meridia(R)/Reductil(R)/Raductil(R), a medication to help manage obesity, Isoptin(R) for the treatment of hypertension, coronary heart disease and angina, as well as Rytmonorm(R)/Rythmol(R) for the treatment of arrhythmia.

     In January 2000, BASF announced a series of major changes to BASF Pharma's business focus and organization. It was announced that BASF Pharma would concentrate on the research, development and production as well as marketing and sales of prescription medications.

     In 2000, BASF took the following initiatives with respect to BASF Pharma's business focus:

     - BASF Pharma sold its generics business to the Novartis subsidiary, Biochemie GmbH of Kundel, Austria, effective January 1, 2001;

     - BASF Pharma streamlined its product portfolio, eliminating more than 500 items;

     - BASF Pharma entered into a business transfer agreement with Smith & Nephew of the United Kingdom on January 1, 2000, for the marketing and sale of the wound care product Iruxol(R)/Santyl(R);

     - BASF Pharma sold its German over-the-counter business to Rentschler Arzneimittel GmbH on April 1, 2000, and its German urology business to Abbott GmbH of Germany on May 31, 2000;

     - BASF Pharma's pharmaceutical active ingredients business was transferred to BASF's Fine Chemicals division on July 1; segment data were restated to account for the transfer of the business; and

     - BASF Pharma sold its production plant in Uetersen, Germany by means of management buyout as a part of its strategy to streamline its global infrastructure and lower production costs.

     In 2000, BASF took the following initiatives with respect to BASF Pharma's organization:

     - on February 1, BASF set up the BASF Pharma Executive Board, a new global management team based in London, to focus on key geographic markets and therapeutic areas;

     - in Ludwigshafen, Germany, BASF Pharma's workforce was reduced. In Nottingham, United Kingdom, BASF Pharma closed its research and development site which had specialized in central nervous system and obesity projects; and

     - BASF Pharma continued to streamline its global sales organization, partly by means of workforce reductions which focused on France, Spain and the United Kingdom.

     PRODUCTS

     The following table lists representative BASF Pharma products in 2000:

    BRAND NAME                       ACTIVE INGREDIENT             INDICATION
    ----------                       -----------------             ----------
    Cardiovascular
      Isoptin(R)(2)                  Verapamil                     Coronary heart disease,
                                                                   hypertension and arrhythmia
      Rytmonorm(R)/Rythmol(R)(3)     Propafenon                    Arrhythmia
      Gopten(R)/Mavik(R)(7)          Trandolapril                  Hypertension/post myocardial
                                                                   infarction
      Tarka(R)(9)                    Verapamil and trandolapril    Hypertension

    Antiobesity
     Meridia(R)/Reductil(R)/         Sibutramine                   Obesity
      Raductil(R)(4)

    Thyroid Insufficiency
      Synthroid(R)(1)                Synthetic thyroxine           Hypothyroidism

    Pain/Anti-Inflammatory
      Dilaudid(R)(10)                Hydromorphone                 Severe pain
      Brufen(R)(6)                   Ibuprofen                     Mild pain
      Vicodin(R)/Vicoprofen(R)(5)    Hydrocodone and               Moderate to severe pain
                                     acetaminophen or ibuprofen
    Specialty Products
      Hokunalin Patch(R)(8)          Tulobuterol                   Asthma

---------------

* Numbers in table indicate ranking as one of BASF Pharma's best-selling drugs in 2000.

     Cardiovascular Products

     Isoptin(R), a calcium-channel blocker, was the second best-selling product in BASF Pharma's portfolio in 2000 and is sold worldwide, with its major market in France and Germany. The drug has been without patent protection since the early to mid-1980s and faces increasingly strong competition from generics manufacturers. BASF expects declining sales for Isoptin(R) in the major European markets as a result of both falling prices and declining volumes. BASF expects Isoptin(R) sales to remain stable in other markets.

     Rytmonorm(R)/Rythmol(R) is a sodium-channel blocker and was BASF Pharma's third best-selling product in 2000. The drug is marketed in 75 countries, with the United States being the most important market. Although the drug has been without patent protection since the early 1990s, sales of the drug have grown at an annual compounded average rate of 14% during the last three years. In October 2000, the Food and Drug Administration (FDA) posted a notice indicating that it had approved a generic version of propafenon, the active ingredient found in Rytmonorm(R)/Rythmol(R). A slow-release formulation of Rytmonorm(R)/Rythmol(R) that is patent-protected until 2014 is currently in Phase III clinical trials.

     Gopten(R)/Mavik(R) was originally licensed from the former Hoechst AG of Germany and has patent protection until 2007. This drug is an angiotensin-converting-enzyme inhibitor, also known as an ACE inhibitor, and was launched in 1993 and is sold worldwide.

     Tarka(R) is marketed in more than 20 countries, primarily in Europe, and is used to treat hypertension in patients who do not respond to treatment with either Isoptin(R) or Gopten(R) alone. Tarka(R) is a fixed combination of the active ingredients verapamil and trandolapril. It was launched in 1997 and has patent protection in the European Union until 2012 and in the United States until 2015.

     Antiobesity Products

     Meridia(R)/Reductil(R)/Raductil(R) is an antiobesity product that inhibits the re-uptake by brain cells of the natural signal chemicals serotonin and norepinephrine, which leads to a feeling of fullness and reduces food intake. The drug is sold in more than 30 countries. The product is marketed under the brand name Meridia(R) in the United States, Reductil(R) in Europe and South America and Raductil(R) in Central America and the Caribbean. The drug has patent protection for use in the treatment of obesity until 2012 in the United States and until 2014 in the European Union.

     Thyroid Insufficiency Products

     Synthroid(R) remained BASF Pharma's top-selling medication in 2000 and is one of the most-prescribed medications in the United States. It is used to treat people suffering from hypothyroidism, or insufficient production of thyroid hormones. The drug is also sold in Canada, Brazil and Belgium. Synthroid(R) has been without patent protection for more than 40 years. BASF nevertheless sees growth opportunities for the drug in the treatment of currently undiagnosed patients and through the introduction of the drug in new commercially attractive markets.

     Pain/Anti-Inflammatory Products

     Vicodin(R), Vicoprofen(R) and Dilaudid(R) all treat moderate to severe pain. In 2000, BASF Pharma marketed these drugs mainly in the United States. BASF Pharma also marketed Brufen(R) in 2000, which is used for treating mild pain, mainly outside the United States. Dilaudid(R), Brufen(R) and Vicodin(R) do not have patent protection. Vicoprofen(R) was introduced in 1997 and has patent protection until 2003. BASF signed in 1999 a three-year agreement with Walter Lorenz Surgical, Inc., of the United States to jointly promote Vicoprofen(R) to oral and craniomaxillofacial surgeons in the United States. In 2000, Abbott Laboratories Inc. of Abbott Park, Illinois and BASF signed a co-promotion agreement under which Abbott agreed to promote Vicoprofen(R) and Dilaudid(R) to hospital-based physicians, hospitals, emergency rooms and free-standing surgical centers in the United States.

     Specialty Products

     Hokunalin Patch(R) is the world's first and only tape formulation for the management of asthma, and posted the highest sales of BASF Pharma's specialty products for niche markets. Currently sold in Japan only, the Hokunalin Patch(R) contains the active ingredient tulobuterol which is transmitted from the patch through the patient's skin. Due to the product's successful performance in Japan, BASF Pharma believed that the Hokunalin Patch(R) would have a strong potential for being registered and marketed internationally.

     Pharmaceutical Active Ingredients

     As part of BASF Pharma's new orientation in 2000 to focus on the research, development and production as well as the marketing and sales of prescription medications, the pharmaceutical active ingredients business was transferred to BASF's Fine Chemicals division on July 1, 2000.

     Generic Pharmaceuticals

     As part of BASF Pharma's new business focus in 2000, the company sold its generic pharmaceuticals business to the generics division of Novartis, effective January 1, 2001. BASF Pharma's generics business was focused on European markets.

     SALES

     The Pharmaceuticals division's sales to third parties were E2,526 million in 2000. Ethical drugs, which BASF defines as drugs that require a prescription from a physician and which are sold under an individual brand name, represented BASF Pharma's core business in 2000. Sales of these drugs increased 16% in 2000 to E2,485 million.

     The following table shows BASF Pharma's ethical drugs sales for 2000 by therapeutic field:

PRODUCT                                                        2000 SALES
-------                                                    -------------------
                                                           (EUROS IN MILLIONS)
Cardiovascular...........................................         E652
Thyroid..................................................         E474
Antiobesity..............................................         E188
Pain/inflammation........................................         E361
Central nervous system...................................         E245

     Sales from BASF's top 10 drugs were E1,520 million in 2000, representing approximately 60% of BASF Pharma's sales.

     Synthroid(R) sales have been growing at an annual compounded average rate of 14% since 1997 and were E474 million in 2000. Almost all managed care programs in the United States provide reimbursement for Synthroid(R), which significantly contributes to the drug's success. In 2000, a class action lawsuit was settled in which BASF was named as a defendant for allegedly suppressing bioequivalence data in a report published in 1997. For further information about litigation involving Synthroid(R), see "Item 3. Key Information" and Note 24 to the Consolidated Financial Statements included in Item 18.

     In the United States, the Food and Drug Administration (FDA) requires that companies interested in selling ethical drugs in the United States file New Drug Applications for those products which are considered new drugs under the Federal Food, Drug and Cosmetic Act. Companies are otherwise required to submit petitions to this regulating authority outlining why they believe their drugs are not "new drugs" under this act. BASF Pharma was originally allowed to launch Synthroid(R) in the United States without having to file an application or submit a petition. In August, 1997, the FDA published a notice requesting that manufacturers of levothyroxine sodium drug products, such as Synthroid(R), file New Drug Applications or petitions stating why they believed their products not to be new drugs under the Federal Food, Drug and Cosmetic Act. In response to the FDA Notice, Knoll Pharmaceutical Company filed a petition with the FDA on December 15, 1997, requesting the FDA recognize the Synthroid(R) brand of levothyroxine to be "Generally Recognized as Safe and Effective," and thus, under the law, not to be a new drug requiring a New Drug Application. To date, the FDA has not responded to Knoll's petition.

     Meridia(R)/Reductil(R)/Raductil(R), which was launched in the United States in February 1998, was BASF Pharma's fourth largest-selling product in 2000 with sales of E188 million, increasing by 37%. BASF intended to launch this product worldwide. The committee for proprietary medicinal products (CPMP) of the European Agency for the Evaluation of Medicinal Products (EMEA) gave a positive opinion on the active ingredient sibutramine in November 2000. This is expected to lead to the EU Commission's approval of sibutramine in February 2001. BASF established partnerships with Eisai of Japan for the Japanese market. The agreement with Germany's AstraZeneca GmbH for the German market ended on friendly terms on December 31, 2000.

     Isoptin(R) sales were E204 million in 2000. Isoptin(R) has been without patent protection since the early to mid-1980s. Sales have been declining since the early 1990s primarily due to cost containment measures in health care and more recently due to competition from generics. This decline in sales, however, appears to be leveling off in many markets.

     RESEARCH AND DEVELOPMENT

     In 2000, BASF Pharma focused its research and development on discovering innovative therapies in areas with high medical need and large patient populations. The company identified the cardiovascular system and immunology as its two main areas of research. In the field of immunology, BASF focused on septic shock and rheumatoid arthritis, and in its research employed fully human monoclonal antibodies, a technology with a potentially broad scope of application.

     In 2000, BASF Pharma spent E468 million, or approximately 19% of sales, on research and development. BASF Pharma's primary research centers are located in Ludwigshafen, Germany; Worcester, Massachusetts; and Katsuyama, Japan. As part of its strategy to focus its research and development activities, BASF Pharma disposed of its Nottingham-based research and development center, which had concentrated on research projects in the areas of the central nervous system and early obesity.

     Drug development is time consuming, expensive and unpredictable. On average, only one out of many thousands of chemical compounds discovered by researchers proves to be both medically effective and safe enough to become an approved medicine. The process from discovery to regulatory approval takes on average 12 years. Candidates can fail at any stage of the process, which consists of three major phases, and candidates may ultimately fail to receive regulatory approval even after the last stage. Viprinex(R), which was developed for the treatment of strokes, has been taken out of development after disappointing results from the latest study.

     Four products are currently in late stages of clinical development. Depending on positive Phase III clinical trial data, BASF Pharma expects that these products will be launched by 2003. These products are:

PRODUCT/ BRAND NAME                 INDICATION                              STATUS
-------------------                 ----------                          ---------------
Dilaudid OROS(R)                    Pain                                In registration
Segard(R)                           Septic shock                        Phase III
Rythmol SR(R)                       Arrhythmia                          Phase III
D2E7                                Rheumatoid arthritis                Phase III

     D2E7, BASF Pharma's flagship development project in 2000, is the first fully human monoclonal antibody against rheumatoid arthritis. This product went to Phase III in February 2000. Sales of D2E7 are expected to begin early in 2003.

     Several of BASF Pharma's strategic partnerships with pharmaceutical companies and biotechnology firms are opening additional opportunities for the development, sale and marketing of new drugs. The following table lists BASF Pharma's most significant research and development partnerships in 2000:

ALLIANCE PARTNER                     THERAPEUTIC OR TECHNOLOGY AREA
----------------                     ------------------------------
Alza (USA)                           Pain
Cambridge Antibody Technology (UK)   Human monoclonal antibodies
Eisai (Japan)                        Rheumatoid arthritis and obesity
EVOTEC BioSystems (Germany)          Ultra high-throughput screening
Genetic Institute/American Home      Autoimmune diseases
  Products (USA)
Hayashibara (Japan)                  Human monoclonal antibodies
Mitsui (Japan)                       Thrombosis
Warner-Lambert (USA)                 Autoimmune diseases

     These partnerships are conducted pursuant to standard research and development agreements that provide for milestone payments, that is, payments upon attaining certain stages of development. All of the products that are the subjects of these agreements are still in the development/registration stages.

     Also in the area of research and development, BASF Pharma was building its expertise to exploit the potential of melt extrusion technology, which is widely used with plastics. BASF has applied this technology for use with pharmaceuticals. BASF Pharma intended to develop and produce improved solid dosage forms of active ingredients that have low aqueous solubility or poor bioavailability, meaning the absorption by the body. BASF was examining several active ingredients for possible improvements. The technology is commercialized for in-house use mainly in the area of generics, but it is also made available to other companies on a contract manufacturing basis.

     In May 2000, BASF Pharma launched the first melt-extrusion based product. The new tablet contains verapamil for the treatment of hypertension and is sold under the name Isoptin(R) SR-E 240 in Poland alongside Isoptin(R) SR which is available in the conventional tablet form. Other European launches of the verapamil extrudate are set to follow as soon as authorization to market the product has been granted.

     MARKETS AND DISTRIBUTION

     In 2000, Europe accounted for approximately 35% of BASF Pharma's sales and North America for approximately 41%. Sales in the Asia, Pacific Area, Africa region were approximately 17%. South America accounted for about 7%.

     BASF Pharma was present in all major pharmaceutical markets in 2000, and sales activities focused on approximately 100 countries. Sales, however, remained concentrated in the United States, Western Europe and Japan, the most significant markets for pharmaceuticals.

     In 2000, BASF Pharma's products were marketed primarily to physicians. Marketing and sales efforts were also directed at healthcare maintenance organizations in the United States and at government agencies and private insurance groups in Europe and elsewhere. BASF Pharma's own sales force usually conducted sales and marketing activities. BASF Pharma also marketed certain pharmaceutical products in the United States directly to consumers by way of television, newspaper and magazine advertising. For example, BASF Pharma had been utilizing direct-to-consumer advertising since October 1998 to market its antiobesity drug Meridia(R) in the United States. In some markets, direct-to-consumer advertising for prescription drugs is restricted or prohibited, for example in most European countries.

     In 2000, BASF Pharma had a number of agreements with other pharmaceuticals companies for co-marketing and co-promoting its products in specific countries. Co-marketing refers to a product sold under different brand names, and co-promotion refers to a product sold under the same brand name. The following table sets forth these major co-marketing and co-promotion activities:

COUNTRY                    COMPANY                         BRAND                COOPERATION
-------         -----------------------------  -----------------------------    ------------
Italy           Glaxo-Wellcome plc.            Quomem/Zyban(1)                  Co-marketing
                Bracco/Glaxo-Wellcome plc.     Reductil/Ectiva(1)/Reduxade(1)   Co-marketing
                Pharmacia Corp.                Furoic/Prefolic(1)               Co-marketing
Germany         Aventis S.A.                   Gopten/Udrik(1),                 Co-marketing
                                               Tarka/Udramil(1)
                The Procter & Gamble Company   Tarka                            Co-promotion(2)
                AstraZeneca Plc                Reductil                         Co-promotion(2)
                Novartis                       Exelon                           Co-promotion(2)
Spain           Alter                          Gopten/Odrik(1),                 Co-marketing
                                               Tarka/Trifen(1)
                Glaxo-Wellcome plc.            Ranix/Zantac(1)                  Co-marketing
France          Aventis S.A.                   Gopten/Odrik(1),                 Co-marketing
                                               Tarka/Ocadrik(1)
United Kingdom  Byk Gulden GmbH                Protium                          Co-promotion
Japan           Eisai Co. Ltd.                 Vasolan (Isoptin)                Co-promotion
United Sates    Kos Pharmaceuticals Inc.       Mavik, Tarka                     Co-promotion
                Walter Lorenz Surgicals Inc.   Vicoprofen                       Co-promotion
                Abbott Laboratories Inc.       Vicoprofen, Dilaudid             Co-promotion

---------------

(1) Brand names of co-marketing partner.

(2) These agreements had terminated by December 31, 2000.

     In many countries, pharmaceutical products are subject to government-imposed price controls, budgets or reimbursement programs. Since the early 1990s, pressure has been growing for healthcare cost containment in many countries.

     Competition in the pharmaceuticals industry is based on innovative research, rapid product development, low-cost production and creative marketing. The ability to attract qualified personnel and to secure capital resources is also an important competitive factor. BASF Pharma's products competed with the products of other international pharmaceutical companies and research-based biotechnology companies. In addition, in 2000 BASF Pharma competed in some markets with generic product producers. BASF Pharma's main competitors in 2000 were Roche Group of Switzerland in the market for antiobesity products. In the field of cardiovascular products, Pfizer Inc. of the United States and Bayer AG of Germany were the main competitors for calcium-channel blockers in hypertension and American Home Products Corporation of the United States for arrhythmia products. In the market for thyroid products, BASF Pharma's competitors in 2000 were mainly generic manufacturers as well as branded generics that have recently been authorized by the

FDA. In the market for pain/inflammation products, BASF Pharma competed in 2000 with a number of local competitors and suppliers of over-the-counter products.

     GOVERNMENTAL REGULATION

     Pharmaceutical products must receive regulatory approval before they can be marketed in individual countries. The regulatory requirements follow stringent standards that vary among different countries. Before a drug can qualify for marketing approval, a registration dossier must be submitted to a regulatory authority for review and evaluation. The registration dossier principally contains detailed information about the safety, efficacy and quality of a new medication. It also provides details about the manufacturing process, the production plant and information provided to patients. The registration process can last between a few months and a few years and depends on the nature of the medication under review, the quality of the submitted data and the efficiency of the review procedure. If a drug meets the approval requirements, a regulatory authority will grant a product license for marketing. After the product launch and during marketing, it is a legal requirement that the manufacturer monitor potential adverse reactions and report any to the appropriate authorities.

     The process of developing a pharmaceutical product from discovery through testing, registration and initial product launch typically takes more than 10 years. In clinical Phase I, a pharmaceutical compound is tested in a small group of healthy volunteers for safety, side effects and pharmacological profile. In clinical Phase II, a pharmaceutical compound is tested in a limited number of patient volunteers for safety, efficacy and appropriate dosage. In clinical Phase III, a pharmaceutical compound is tested in a larger diverse group of patient volunteers to assess safety, efficacy, side effects and dosage in a statistically significant fashion. The results of these clinical trials are then submitted to appropriate regulatory authorities with the objective of obtaining approval to sell the drug. After commercial launch, trials are held to monitor the safety and efficacy of the products in large patient groups and to investigate potential new applications.

     The principal regulatory authority in the United States is the FDA, which administers and executes requirements covering the testing, approval, safety, effectiveness, manufacturing, labeling and marketing of prescription pharmaceuticals. Over the years, FDA requirements have increased the amount of time and money necessary to develop new products and bring them to market in the United States. In 1997, the Food and Drug Administration Modernization Act was passed and was the culmination of a comprehensive legislative reform effort designed to streamline regulatory procedures within the FDA and to improve the regulation of drugs, medical devices, and food. The legislation was principally designed to ensure the timely availability of safe and effective drugs and biologics by expediting the premarket review process for new products. A key provision of the legislation is the re-authorization of the Prescription Drug User Fee Act of 1992, which permits the continued collection of user fees from prescription drug manufacturers to augment FDA resources earmarked for the review of human drug applications. This helps provide the resources necessary to ensure the timely approval of safe and effective new drugs.

     In the European Union (EU), there are two different approval procedures available: a centralized procedure and one based on the Mutual Recognition Procedure. The London-based European Agency for the Evaluation of Medicinal Products (EMEA) governs the centralized drug registration and approval process and consists of two committees, one for proprietary medicinal products (CPMP) and one for veterinary medicinal products (CVMP). Each member state of the EU has two members on each committee. The committee makes a recommendation based on a review of an appointed rapporteur and co-rapporteur, who are part of the CPMP/CVMP. Following the committee's recommendation, the European Commission issues its formal decision, which is valid throughout the EU without further action. When the approval process is successful, the drug may be marketed within all member states of the EU. The other method is the Mutual Recognition Procedure in which one country carries out the primary and main evaluation. The other member states then have 90 days to decide if they accept or reject the decision made by the reference member state. If the countries do not follow the decision of the reference country, then the process can be referred to the CPMP and will be reviewed there as in the centralized procedure. The formal decision will be made by the European Commission based on this evaluation.

     In Japan, there are two issues that make the approval process difficult for drugs developed outside of that country. First, the Japanese approval agency only recognizes some of the documents used in registration procedures in other countries. Second, the Japanese approval agency requires that tests to determine appropriate dosages for Japanese patients be conducted on Japanese patient volunteers. Due to these issues, parts of Phase II and of Phase III of the clinical program generally need to be repeated in Japan. This could mean a delay of two or three years in introducing a drug developed outside of Japan to the Japanese market.

     In recent years, efforts have been made between the EU, the United States and Japan to achieve shorter development and registration times for medicinal products by harmonizing the individual requirements of the three regions. The process is called the International Conference on Harmonization. For the foreseeable future, however, approval must be obtained in each market.

                                   OIL & GAS

SEGMENT OVERVIEW

     BASF conducts the activities of its Oil & Gas segment through its subsidiary Wintershall AG, one of the leading oil and gas companies in Germany. Wintershall and its affiliated companies are active in two primary areas:

        - Oil and Natural Gas Exploration and Production
         Wintershall participates in the search and production of oil and natural gas in 9 countries on four continents. BASF presently conducts its most important oil exploration and production operations in North Africa and the Middle East as well as in Germany, and its most significant gas exploration and production activities in Argentina and Germany. Wintershall's strategy is to increase its hydrocarbon production in the next five to 10 years by at least 50% while maintaining a ratio of proved reserves to production of at least 8 years. Wintershall markets approximately 80% of its crude oil production through its wholly-owned subsidiary Wintershall Oil AG, of Zug, Switzerland.

        - Natural Gas Distribution and Trading
         BASF conducts natural gas distribution and trading activities through two joint ventures -- WINGAS GmbH (WINGAS) and Wintershall Erdgas Handelshaus GmbH (WIEH) -- in partnership with OAO Gazprom (Gazprom) of Russia. WINGAS owns and operates a pipeline system in Germany that is more than 1,800 kilometers in length for the distribution of natural gas. The company also owns and operates one underground natural gas storage site, which has a capacity of 157 billion cubic feet and is the largest in Western Europe. WIEH acts exclusively as a trading company, purchasing Russian natural gas and marketing it to WINGAS and Verbundnetz Gas AG (VNG), a transmission and distribution company in eastern Germany in which Wintershall has a 15.8% ownership interest. WIEH also markets Russian natural gas in Central Europe through its Swiss subsidiary Wintershall Erdgas Handelshaus AG (WIEE) of Zug, Switzerland.

     Effective December 31, 1999, Wintershall exited the oil marketing and refinery business by selling for cash to VEBA OEL AG, a subsidiary of VEBA AG, its Emsland refinery in Lingen, Germany, together with its 15% stake in ARAL AG, a retail gasoline station network in Germany. (The segment's 1998 and 1999 financial data include amounts from the oil marketing and refinery business.) The businesses sold to VEBA OEL had 1999 sales of approximately E1,016 million. Prior to the transaction, Wintershall had sold to ARAL approximately 60% of the transportation fuels produced at the Lingen refinery, which has a capacity of 80,000 barrels per day. Wintershall had marketed the remaining 40% of the transportation fuel, as well as other products manufactured at the refinery, through its own sales force. BASF believes its decision to divest its holdings in ARAL and the Lingen refinery were significant steps in the restructuring of its portfolio and concentrating on its core activities in the Oil & Gas segment. The proceeds from the sale of BASF's stake in ARAL are included in BASF's financial results for 1999. The proceeds from the sale of the refinery are included in the Oil & Gas segment's income from operations for 1999.

     The Oil & Gas segment sells most of the natural gas it produces to third parties, but through WINGAS, it also supplies BASF with natural gas consumed at BASF's Verbund site in Ludwigshafen, Germany and at other BASF companies. The Oil & Gas segment sells to third parties all of the oil it produces.

     The following table sets forth the segment's sales to third parties, petroleum and natural gas taxes, intersegmental transfers, royalties, income from operations and capital expenditures:

                                                          2000      1999      1998
                                                         ------    ------    ------
                                                            (EUROS IN MILLIONS)
Sales to third parties, net of petroleum and natural
  gas taxes............................................  E3,957    E3,051    E2,685
Petroleum and natural gas taxes........................     259     1,845     1,603
Intersegmental transfers...............................     320       177       235
Sales incl. intersegmental transfers...................   4,277     3,228     2,920
Royalties..............................................     276       214       204
Sales incl. intersegmental transfers, less royalties...   4,001     3,014     2,716
Income from operations.................................   1,310       741       276
Capital expenditures...................................     267       524       505

     The Oil and Gas segment's sales to third parties, net of petroleum and natural gas taxes, accounted for 9.7% of BASF's total sales in 1998 and 10.4% of BASF's total sales in 1999. In 2000, the segment accounted for 11.0% of BASF's total sales.

SEGMENT STRATEGY

     In its exploration and production business, the Oil & Gas segment aims to increase both oil and gas production by at least 50% in the next five to 10 years while maintaining a ratio of proved reserves to production of at least 8 years. Wintershall's strategy for achieving this goal is:

     - to increase oil and gas production in Germany through further exploration activities and field developments;

     - to expand its activities in North Africa to offset the depletion of existing oil reserves;

     - to engage in the exploration and development of oil and gas in Russia through a strategic partnership with Gazprom;

     - to expand exploration activities and develop through contract agreements with third parties existing oil reserves in Europe, the Caspian Sea/Middle East and South America; and

     - to increase its production of gas from existing and new fields in Argentina in order to satisfy increasing demand for natural gas in the Southern Cone region in South America.

     Wintershall is seeking to achieve its growth strategy by also divesting of activities with only a limited potential for expansion. Subsequent to the sale of Wintershall Canada in 1999, Wintershall divested its subsidiaries Wintershall (U.K.) Ltd. and Wintershall Exploration (U.K.) Ltd. as of January 1, 2000 as well as its interest in an oilfield in Qatar as of March 1, 2000. Wintershall considers this divestment program to be completed.

     In the natural gas marketing and distribution business, WINGAS currently is the fourth largest natural gas transmission and distribution company in Germany with an actual market share of 10%. By pursuing strategic pipeline ventures and selectively investing in expanding its infrastructure, WINGAS is striving to secure long-term contracts covering 20% of the anticipated German gas market in 2010.

     Ongoing deregulation of the European natural gas market requires natural gas distributors, including WINGAS, to give third parties access to their pipelines. Deregulation creates significant growth opportunities because, with access to third-party pipelines, WINGAS is eligible to transport natural gas through the extensive transmission networks of its competitors and increase its customer base.

EXPLORATION AND PRODUCTION OF OIL AND NATURAL GAS

     The exploration and production of oil and natural gas historically have been Wintershall's core businesses, with operations primarily in Germany, Libya, Dubai and the Netherlands. Upon the 1998 dissolution of Deminex, a former joint venture among Wintershall, VEBA OEL and RWE-DEA, Wintershall acquired significant natural gas exploration and production operations in Argentina as well as non-consolidated activities in Russia and Azerbaijan.

     BASF believes that Wintershall presently has finding and development costs that are below the industry average. Unlike global oil and gas exploration and production companies, Wintershall focuses its exploration and production activities on a select number of prolific hydrocarbon regions where a combination of local technical expertise, strategic alliances and, where possible, operating experience allow it to develop petroleum resources at below-average costs.

     Wintershall is the operator of most of the significant exploration and production projects in which it has an interest. In projects where it is not the operator, Wintershall assumes a variety of roles ranging from supplying funds to participating in operating decisions pursuant to agreements with operators.

     The activities that the Oil & Gas segment presently conducts are as follows:

COUNTRY               ACTIVITIES                   COUNTRY                  ACTIVITIES
-------               ----------                   -------                  ----------
Argentina             Oil and gas exploration      Netherlands              Gas exploration and
                                                                            production
Azerbaijan*           Oil exploration
Dubai                 Oil exploration and          Romania                  Gas exploration and
                      production                                            production
Germany               Oil and gas exploration      Russia*                  Oil exploration and
                      and production                                        production
Libya                 Oil and gas exploration
                      and production

---------------

* Non-consolidated activities.

     RESERVES

     The Oil & Gas segment's proved oil and gas reserves and proved developed oil and gas reserves in each of four geographic areas as of December 31, 2000, 1999 and 1998 were as follows:

                                                    NORTH AFRICA
                                                        AND                      REST OF
                                         GERMANY    MIDDLE EAST*    ARGENTINA    WORLD*     TOTAL
                                         -------    ------------    ---------    -------    -----
AT DECEMBER 31, 2000
Oil (millions of barrels)
  Proved reserves......................    116          479             30          --        625
  Proved developed reserves............     76          462             22          --        560
Gas (billions of cubic feet)
  Proved reserves......................    509          228            920          89      1,746
  Proved developed reserves............    503          228            519          54      1,304
AT DECEMBER 31, 1999
Oil (millions of barrels)
  Proved reserves......................     86          509             26          --        621
  Proved developed reserves............     66          465             18          --        549
Gas (billions of cubic feet)
  Proved reserves......................    432          247            788         119      1,586
  Proved developed reserves............    301           --            476          73        850
AT DECEMBER 31, 1998
Oil (millions of barrels)
  Proved reserves......................     37          545             27           6        615
  Proved developed reserves............     34          509             14           5        562
Gas (billions of cubic feet)
  Proved reserves......................    470          247            746         195      1,658
  Proved developed reserves............    343           --            400         142        885

---------------

* Consolidated activities only

     At 2000 levels of production, in terms of barrel of oil equivalents, proved oil reserves would last approximately 11 years. At 2000 levels of production, in terms of cubic feet equivalents, proved gas reserves would last approximately 12 years.

     The Oil & Gas segment's most significant oil reserves are in North Africa/Middle East and Germany, with the substantial majority of these reserves being located in Libya. The most significant natural gas reserves are in Argentina and Germany.

     EXPLORATION AND PRODUCTION

     The net quantities of oil and gas produced as well as the average sales price and production cost (lifting cost) per unit of oil and gas produced in each of the last three years were as follows:

                                                              1998      1999      2000
                                                              -----    ------    ------
OIL
Net quantities produced (millions of barrels)...............     53        55        56
Average sales price (per barrel)............................  E7.20    E12.73    E23.76
Average production cost (lifting cost) (per barrel).........  E2.89    E 2.84    E 3.60
GAS
Net quantities produced (billions of cubic feet)............     71       135       145
Average sales price (per thousand cubic feet)...............  E2.06    E 1.36    E 2.35
Average production cost (lifting cost) (per thousand cubic
  feet).....................................................  E0.65    E 0.40    E 0.50

     Wintershall's total gross and net productive wells, total gross and net developed acres and total gross and net undeveloped acres (both leases and concessions) as of December 31, 2000, were as follows:

                                                 NORTH AFRICA
                                                     AND                      REST OF
                                      GERMANY    MIDDLE EAST*    ARGENTINA    WORLD*      TOTAL
                                      -------    ------------    ---------    -------    --------
OIL
Total gross productive wells........      571          274             58           0         903
Total net productive wells..........    260.6         61.2           19.0         0.0       340.8
GAS
Total gross productive wells........      148            0            152          16         316
Total net productive wells..........     63.1          0.0           38.0         6.2       107.3
OIL AND GAS ACREAGES
(THOUSANDS OF ACRES)
Total gross developed acres.........    163.9         93.0          256.2        11.1       524.2
Total net developed acres...........     56.3         28.9           60.4         4.1       149.7
Total gross undeveloped acres.......  2,221.8      2,170.6        3,229.2     2,417.1    10,038.7
Total net undeveloped acres.........  1,067.9        793.6          971.4     1,082.5     3,915.4
For Comparison: 1999
Total gross developed acres.........    160.1        100.5          167.9        16.2       444.7
Total net developed acres...........     54.8         30.0           44.6         4.5       133.9
Total gross undeveloped acres.......  2,320.6      2,557.1        3,315.8     1,152.8     9,346.3
Total net undeveloped acres.........    997.6        605.9          988.1       433.8     3,025.4

---------------

* Consolidated activities only

     The Oil & Gas segment's exploration expenditures in 2000 were E57 million. Either directly or through its subsidiaries, Wintershall was involved in the drilling of four exploratory wells that were completed in 2000 compared with 14 exploratory wells completed in 1999. In 2000, none of the exploratory wells completed were productive compared to 9 in 1999. This reduction in the number of productive exploratory wells is the result of Wintershall's efforts in 2000 to streamline its exploration portfolio by focusing on remaining exploration targets in mature concessions. Mature concessions have a developed intrastructure, making successful exploration more cost effective. Nevertheless, the chance of success in mature concessions is low. Wintershall has now completed this process of restructuring its exploration portfolio. As of December 31, 2000, Wintershall had begun drilling 5 additional exploratory wells. Exploration activities are focused on North Africa (mainly Libya), Caspian Sea/Middle East, the Southern Cone region of South America, and Europe.

     More than 70% of the Oil & Gas segment's oil reserves and production activities are in North Africa and the Middle East. The substantial majority of these reserves and production activities are in Libya, where the segment operates several onshore oilfields and utilizes associated natural gas for local consumption. Remaining oil production takes place primarily in the Mittelplate offshore oil field in the German North Sea as well as Dubai, Argentina and Russia. In August 1996, the United States adopted the Iran and Libya Sanctions Act. The Sanctions Act requires the President of the United States to impose under particular circumstances two or more enumerated sanctions on companies that engage in trade or investment activities in Libya. BASF cannot predict future interpretations of, or the implementation policy of the U.S. government with respect to, the Sanctions Act. BASF, however, does not believe that the Sanctions Act will have a material adverse effect on BASF's financial condition or results of operations.

     With 208 million barrels of proved initial reserves, the Mittelplate field is the largest known German oil reservoir. Wintershall and its partner, RWE-DEA, have been producing oil from an offshore production platform since 1987. Each partner has a 50% interest in the project. A horizontal well drilled into the Mittelplate field from an onshore site struck oil-bearing horizons in 1998. With two additional extended-reach wells completed, field production was increased as of April 2000 from 5.6 to 12.6 million barrels per year. Wintershall's share of Mittelplate oil production has been contracted to RWE-DEA and Elf Oil Germany, a unit of TotalFinaElf S.A., for refining.

     Over half of Wintershall's natural gas is produced in Argentina. Wintershall acquired its Argentine gas operations through the September 1998 dissolution of the BASF joint venture Deminex. The principal reason for the dissolution was to allow the partners in the joint venture to control their own exploration and production operations and to manage costs more effectively in the increasingly competitive exploration and production business. By acquiring Deminex's gas operations in Argentina, Wintershall added 746 billion cubic feet to its total natural gas reserves. Wintershall intends to further develop its gas reserves in Argentina and to increase its market share in the Southern Cone region of South America. Wintershall also holds a 10% share in the "Cruz del Sur" gas pipeline project. Due to delays in concluding gas sales contracts with Uruguayan customers, the project is expected to be completed by the beginning of 2002. With this pipeline, which runs from Punta Lara, Argentina, to Montevideo, Uruguay, Wintershall will be able to participate in the strategic development of new gas markets in Uruguay. Southern Brazil represents another growing gas market in which Wintershall expects to participate, and the pipeline may be extended to this region depending on market conditions.

     The Oil & Gas segment has a 49.95% participation interest in and is the operator of the first natural gas offshore project on the German continental shelf approximately 300 kilometers off the German North Sea coast. Production started in September 2000 with a gas production volume of 112 million cubic feet per day. The major partners in this project include BEB Erdgas und Erdol and RWE-DEA. N.V. Nederlandse Gasunie, a Dutch natural gas distributor, has contracted to purchase the natural gas produced from this field.

     In spring 1999, BASF signed a German-Russian economic agreement with Gazprom that provides a framework for future project-specific agreements. The agreement also contemplates the joint participation of Wintershall and Gazprom in the exploration and production of oil and gas primarily in Russia. Wintershall and Gazprom are specifically planning to participate in the development of large oil and gas fields in the Timan-Pechora region and in Western Siberia. Such development will have to be the subject of future agreements. Gazprom and Wintershall have developed geotechnical concepts needed for the economic and technical development of these fields. Along with other projects, Wintershall aims to develop the Prirazlomnoye oilfield in the arctic Pechora Sea with proved reserves of 525 million barrels.

     In general, oil and gas exploration and production activities require high levels of investment and entail particular economic risks and opportunities. These activities tend to be highly regulated, and companies engaging in these activities generally may face intervention by governments in matters such as:

     - the award of exploration and production licenses;

     - the imposition of specific drilling and other work obligations;

     - environmental protection measures;

     - control over the development and abandonment of fields and installations; and

     - restrictions on production.

     Crude oil prices are subject to international supply and demand and other factors that are beyond an oil company's control. Political developments can affect world supply of and demand for oil, and therefore oil prices as well. Such factors can also affect the price of natural gas sold under long-term contracts because, under long-term contracts in Germany and in many other countries, natural gas pricing typically is tied to prices of refined products pursuant to a specified time lag. Crude oil prices are generally set in U.S. dollars, while costs may be incurred in a variety of currencies. Fluctuations in exchange rates therefore can give rise to foreign exchange exposures.

     As with most international oil and gas companies, substantial portions of the oil and gas reserves of Wintershall are located in countries outside the European Union and North America, some of which can be considered politically and economically less stable than European Union or North American countries. These reserves and the related operations may be subject to political risks, including:

     - increases in taxes and royalties;

     - the establishment of production and export limits;

     - the renegotiation of contracts;

     - the nationalization of assets;

     - changes in local government regimes and policies, as well as changes in business customs and practices;

     - payment delays;

     - currency exchange restrictions; and

     - losses and impairment of operations by actions of insurgent groups.

     To date, none of these risks has significantly affected the Oil & Gas segment or had a material adverse effect on BASF's financial condition or results of operations.

     Wherever possible, Wintershall arranges capital investment guarantees by the German government to protect its investments. Covered risks include political risks, such as the risk of war, revolution and expropriation. German government guarantees currently cover a total investment volume by Wintershall of approximately E230 million, including inventory of raw materials and supplies. Wintershall would receive approximately E195 million if any of the covered risks were to materialize.

     Wintershall's oil and gas production in Argentina has become a major contributor to the company's total worldwide production. Privatization of former state-owned companies in Argentina has created growth opportunities and competition in the private sector. Wintershall intends to exploit its substantial gas reserves in Argentina by increasing its share of the Argentine gas market and by exporting Argentine natural gas, partly through integrated projects.

     General uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. In addition, changes in oil and natural gas prices could have an effect on the economically recoverable reserves. Accordingly, reserve estimates could be materially different from the quantities of oil and natural gas that are ultimately recovered.

NATURAL GAS DISTRIBUTION AND TRADING

     BASF conducts its natural gas distribution and trading activities pursuant to an extensive agreement with OOO Gazexport, a subsidiary of OAO Gazprom of Russia. To promote the joint marketing of mainly Russian, as well as British North Sea and German natural gas in Germany, Wintershall and Gazprom established two joint ventures:

     - WINGAS GmbH (WINGAS) of Kassel, Germany, in which Wintershall has a 65% ownership interest; and

     - Wintershall Erdgas Handelshaus GmbH (WIEH), of Berlin, Germany, in which Wintershall has a 50% ownership interest.

     WINGAS owns and operates a large pipeline system in Germany for the distribution of natural gas and also owns and operates one underground natural gas storage site. WIEH acts exclusively as a trading company, purchasing Russian natural gas and marketing it to WINGAS and other natural gas providers in Germany. WIEH also markets Russian natural gas in Central Europe through its wholly-owned Swiss subsidiary, Wintershall Erdgas Handelshaus AG (WIEE), of Zug, Switzerland.

     The natural gas distribution and trading business is driven by margins and represents a source of noncyclical income for BASF. In addition, this business ensures a reliable and cost efficient source of natural gas for BASF's Verbund site in Ludwigshafen, Germany and for other BASF companies.

     In 2000, the sales volume of WINGAS, WIEH and WIEE totaled 756 billion cubic feet, representing a 9% increase over the previous year's sales of 691 billion cubic feet. The BASF consolidated sales volume in 2000 was 468 billion cubic feet, representing a 15% increase over the previous year's sales volume of 409 billion cubic feet.

     WINGAS

     WINGAS engages in three primary activities in Germany:

     - buying and selling natural gas,

     - constructing and operating natural gas pipelines and underground storage sites, and

     - providing third parties with natural gas transportation and storage services.

     Since 1991, WINGAS has invested approximately E2.7 billion (of which Wintershall's share was E1.8 billion) in its natural gas distribution and trading activities in Germany. The high-pressure pipeline system currently spans more than 1,800 kilometers (km). The pipeline system presently consists of four primary legs:

     - MIDAL (Mitte-Deutschland-Anbindungs-Leitung), which is the longest pipeline of the WINGAS network, extending over 702 km from the North Sea to southern Germany. To supply the metropolitan area of Hamburg, Germany, RHG (Rehden-Hamburg-Gasleitung) branches from MIDAL north of Bielefeld, Germany, forming a 132 km-long branch-pipe.

     - STEGAL (Sachsen-Thuringen-Erdgas-Leitung), which is a 344 km pipeline that comes from the east and meets MIDAL south of Kassel, Germany. STEGAL supplies eastern Germany with natural gas and connects the WINGAS pipeline system with Czech and Slovakian pipeline systems that transport Russian natural gas.

     - WEDAL (West-Deutschland-Anbindungs-Leitung), which is a 319 km pipeline that establishes a direct connection between the WINGAS pipeline system and the British natural gas grid, ensuring a link to the Western European natural gas network. WEDAL runs between Aachen, Germany, and Bielefeld, Germany.

     - JAGAL (Jamal-Gas-Anbindungs-Leitung), which is a 336 km pipeline completed in October 1999 that links the large YAMAL gas field in Russia to WINGAS's pipeline network system. JAGAL begins in Frankfurt/Oder, Germany, and links up with STEGAL just south of Leipzig, Germany.

     The following illustration depicts WINGAS's existing pipeline system:

                             [WINGAS PIPELINE MAP]

     In addition to its natural gas pipeline network, WINGAS also owns and operates a natural gas storage site in Rehden, Germany. It is the largest underground gas storage site in Western Europe, with a capacity of 157 billion cubic feet.

     In 2000, WINGAS purchased 67% of the natural gas that it distributed from WIEH, which in turn purchases all of its gas from Gazprom and its subsidiary, Gazexport. In 2000, WINGAS started to buy additional gas directly from Gazexport so that in total 289 billion cubic feet were purchased from these suppliers. WINGAS also buys significant amounts of natural gas from North Sea suppliers, including BG plc and Conoco, and expects to purchase approximately 97 billion cubic feet from these suppliers in 2001, compared to 76 billion cubic feet in 2000.

     The biggest customer for WINGAS's natural gas is BASF's own Verbund site in Ludwigshafen, Germany. The site purchased approximately 81 billion cubic feet, or approximately 21% of WINGAS's distribution volume, in 2000. Approximately 18 billion cubic feet (5%) are sold to other BASF companies. Starting in 2003, WINGAS will also supply natural gas to BASF's Verbund site in Antwerp, Belgium.

     In 2000, WINGAS distributed 58% of its natural gas in Germany through long-term natural gas supply agreements with more than 60 customers. Transmission companies purchased 42% of WINGAS's annual distribution volume, and regional distributors, municipalities and industrial companies purchased 16%. The remaining 16% was sold in the forward market.

     Due to a merger of two German transmission companies in 2000, WINGAS is currently the fourth largest natural gas transmission and distribution company in Germany and has a current market share of 10% and aims to obtain 20% of the anticipated German market in 2010.

     WINGAS's capital expenditures in 2000 totaled E85 million of which E81 million was used for additions to the existing infrastructure.

     The ongoing deregulation of the European natural gas market will significantly affect the business environment of the Oil & Gas segment's natural gas activities. Deregulation requires natural gas distributors, including WINGAS, to give third parties access to their pipelines. This access also creates significant growth opportunities for WINGAS because WINGAS could transport natural gas through the extensive transmission networks of its larger competitors and increase its customer base.

     WIEH AND WIEE

     WIEH acts exclusively as a natural gas trading company, purchasing Russian natural gas and marketing it to WINGAS, Verbundnetz Gas AG and to the BASF production site in Schwarzheide, Germany. WIEH also markets Russian natural gas in Central Europe, primarily in Romania and Bulgaria, through its wholly-owned Swiss subsidiary, WIEE. In Romania, WIEE is the main importer of Russian natural gas.

                             ENVIRONMENTAL MATTERS

     BASF is subject to numerous national and local environmental laws and regulations throughout the world concerning its operations and products in countries in which it operates. These laws and regulations govern, among other things, the handling, manufacture, transport and disposal of materials and the discharge of pollutants into the environment, practices and procedures applicable to construction and operation of sites, and the restoration and preservation of natural resources.

     BASF's operations are subject to increasingly stringent laws and government regulations related to environmental protection and remediation. In Germany alone, some 3,000 laws regarding environment, safety and health affect BASF's operations. In Germany, the primary environmental laws currently affecting BASF's operations are:

     - the Chemicals Act (Chemikaliengesetz), which provides for the protection of humans and the environment from the harmful effects of dangerous chemical substances;

     - the Ordinance on Large Combustion Plants
       (Grossfeuerungsanlagen-Verordnung), which establishes emissions limits for different types of plants for all major air pollutants, including sulfur dioxide, nitrogen oxides and dust;

     - the Recycling Act (Kreislaufwirtschafts- und Abfallgesetz), which regulates waste management, focusing on waste avoidance and reuse of waste;

     - the Water Resources Management Act (Wasserhaushaltsgesetz), which establishes principles for the responsible use of water resources, including the purification of wastewater;

     - the Waste Water Charges Act (Abwasserabgabengesetz), which establishes charges for wastewater emissions based on the content of harmful substances and other parameters, such as nitrogen content;

     - the Federal Pollution Control Act (Bundes-Immissionsschutzgesetz), which regulates emissions from a variety of sources, including downstream refineries;

     - the Act on Transportation of Dangerous Goods (Gesetz zur Beforderung gefahrlicher Guter), which sets standards for transportation safety and the avoidance of accidents due to the release of dangerous substances;

     - the Control of Major Accident Hazard Directive of the European Union (Storfall-Verordnung), which classifies the accident potential of installations and sets corresponding standards for safety management; and

     - the Federal Mining Act (Bundesberggesetz), which regulates the exploration and production of oil and gas.

     Although BASF believes that its production sites and operations are currently in material compliance with all applicable laws and regulations, these laws and regulations have required and in the future could require BASF to take action to remediate the effects on the environment of the prior disposal or release of chemicals or petroleum substances or waste. Such laws and regulations have applied and in the future could apply to various sites, including BASF's chemical plants, oil fields, waste disposal sites, chemical warehouses and natural gas storage site. In addition, such laws and regulations have required and in the future could require BASF to install additional controls for certain of its emission sources, undertake changes in its operations in future years and remediate soil or groundwater contamination at sites.

     BASF's operating costs for environmental protection totaled E764 million in 2000. These costs are recurring or one-time costs associated with sites or measures that are incurred in the avoidance, reduction or elimination of deleterious effects on the environment. They include the costs of centralized disposal sites, such as wastewater treatment plants, as well as decentralized sites, such as residue incinerators. They also comprise different levies such as effluent levies, water levies, costs for disposal services by third parties, monitoring, analysis and surveillance carried out by mobile and stationary measuring as well as research and development costs for reducing the incidence of residues. BASF also spent approximately E112 million in 2000 on capital expenditures for pollution control units and equipment.

     BASF also incurs costs to remediate the impact of the current and prior disposal or release of chemicals or petroleum substances or waste, both at its own sites and at third-party sites to which BASF has sent waste for disposal. Worldwide, BASF had established reserves of E269 million for anticipated investigation and clean-up costs at such sites as of December 31, 2000, and E260 million as of December 31, 1999. In the United States, liability for remediation of contamination is imposed generally pursuant to the federal Comprehensive Environmental Response Compensation and Liability Act (Superfund) and analogous state laws. Although such U.S. laws generally allow the recovery of the total cost of cleanup from any single responsible party, cleanup costs typically are shared among several responsible parties at third-party sites where multiple parties sent waste to the site for disposal, and sometimes at owned or operated sites where a predecessor or other third-party disposed of waste on-site. BASF has been notified that it may be a potentially responsible party at such sites. The proceedings related to these sites are in various stages. The cleanup process has not been completed at most sites; the number, potential liability and financial viability of other parties are typically not fully resolved and the status of the insurance coverage for most of these proceedings is uncertain. Consequently, BASF cannot accurately determine the ultimate liability for investigation or cleanup costs at these sites. As events progress at each site for which BASF has been named a potentially responsible party or is otherwise involved in remediation of contamination, BASF accrues, as appropriate, a liability for site cleanup. Such liabilities include all costs that are probable and can be reasonably estimated. In establishing these liabilities, BASF considers its shipments of waste to a site and its percentage of total waste shipped to the site (in the case of third-party sites); the types of waste involved; the conclusions of any studies; the magnitude of any remedial actions which may be necessary; and the number and viability of other potentially responsible parties. Although the ultimate liability may differ from estimates, BASF routinely reviews the liabilities and revised estimates, as appropriate, based on the most current information available.

     BASF has established and continues to establish reserves for environmental remediation liabilities where the amount of such liability can be reasonably estimated. The provisions made are considered to be materially in accordance with U.S. GAAP for known requirements. BASF adjusts accrual as new remediation commitments are made and as information becomes available which changes estimates previously made. For further information, see Note 22 to the Consolidated Financial Statements.

     When required by national law, BASF establishes reserves for potential, but not confirmed, soil contamination at BASF sites around the world which are still in operation. In general -- unless otherwise required by national law -- investigations into potential contamination and subsequent cleanup are only required when a site is closed and the existing production facilities dismantled. BASF cannot at this time accurately determine the ultimate potential liability for investigation and cleanup at sites which are still in operation.

     In connection with the onshore and offshore oil and gas activities conducted by BASF's subsidiary, Wintershall, BASF is subject to an increasing number of national laws, regulations and directives governing the protection of the environment. In connection with the exploration, drilling, production, storage, transportation and distribution of oil and gas, these regulations may, among other things:

     - require permits;

     - restrict the types, quantities and concentration of substances that may be released into the environment;

     - limit or prohibit such activities on land within environmentally protected areas; and

     - impose criminal or civil liability for pollution of soil, water and air as a result of such activities.

     Wintershall performs environmental impact studies where new oil and gas activities are planned and complies with environmental protection principles when onshore and offshore sites are abandoned. Environmental laws and regulations have an increasing impact on the oil and gas industries, and therefore on Wintershall. It is impossible to predict accurately the effect of future developments in such laws and regulations on Wintershall's future earnings and operations. Some risk of environmental costs and liabilities is inherent in Wintershall's oil and gas activities, as it is with other companies engaged in similar businesses. BASF can make no assurance that Wintershall will not incur material costs and liabilities relating to environmental matters.

     In recent years the operations of all chemical companies have become subject to increasingly stringent legislation and regulations related to occupational safety and health, product registration and environmental protection. Such legislation and regulations are complex and constantly changing, and there can be no assurance that future changes in laws or regulations would not require BASF to install additional controls for certain of its emission sources, to undertake changes in its manufacturing processes or to investigate possible soil or groundwater contamination and remediate proven contamination at sites where such cleanup is not currently required. Taking into account BASF's experience to date regarding environmental matters and facts currently known, BASF believes that capital expenditures and remedial actions necessary to comply with existing laws and conditions governing environmental protection will not have a material effect on BASF's consolidated financial condition or results of operations.

                           SUPPLIES AND RAW MATERIALS

RAW MATERIALS PURCHASING

     Through its Verbund strategy, BASF operates in an integrated manufacturing environment that processes basic raw materials to produce thousands of products for sale as finished goods at various points in these manufacturing processes. Large amounts of raw materials purchased by BASF are therefore used as feedstocks in these value-adding chains of production.

     The major raw materials that feed BASF's Verbund production sites are hydrocarbon-based raw materials such as naphtha and LPG (liquefied petroleum gases). These materials are used as feedstocks for the steamcrackers that are operated in Ludwigshafen, Germany; Antwerp, Belgium; and in the future in Port Arthur, Texas. Other important hydrocarbon-based raw materials are natural gas, benzene and propylene. BASF primarily sources its natural gas from Russia by means of a long-term natural gas supply contract with Gazprom. This contract is conducted through BASF's joint venture, WINGAS. Other important materials at BASF include cyclohexane, styrene, titanium dioxide and methanol.

     BASF takes advantage of its purchasing power by centrally purchasing raw materials around the world for many of its operating divisions, both on the basis of long-term contracts and in spot markets. In addition, BASF is actively pursuing efficiencies by taking advantage of the opportunities offered by e-commerce. For further information on BASF's e-commerce activities, see "Item
4. Information on the Company -- E-commerce."

     BASF has a policy of maintaining, when possible, multiple sources of supply for materials and is not dependent on a limited number of suppliers for essential raw materials.

     BASF has not experienced any difficulty in obtaining sufficient supplies of raw materials in recent years and believes it will be able to obtain them at competitive market prices in the future. BASF, however, cannot give any assurance that its ability to obtain sufficient raw materials at any time will not be adversely affected by unforeseen developments. In addition, the prices of raw materials may vary, perhaps significantly, from year to year.

TECHNICAL GOODS AND SERVICES PURCHASING

     BASF also uses the Verbund strategy for purchasing technical goods and services. BASF invests approximately E5 billion annually in technical goods and services. BASF achieves competitive prices by means of centralized purchasing, e-procurement and long-term supply agreements.

                                   E-COMMERCE

     E-commerce is rapidly changing the way the chemical industry conducts business. BASF is taking advantage of the opportunities offered by electronic commerce to improve customer relationships, enhance its supply chain productivity and increase its purchasing efficiencies. BASF expects to conduct about 50% of its business online by the end of 2005. BASF wants to secure a European leadership position in e-commerce and plans to invest about E75 million over the next two years to expand its Internet activities.

     BASF's e-commerce strategy is focused on three major areas:

        - System-to-system solutions:

         System-to-system solutions refers to the direct link between the raw materials purchasing systems -- known as enterprise resource planning
         (ERP) systems -- of companies or business partners. An example of this is vendor-managed inventory, in which inventory levels are monitored electronically so that supply and purchasing procedures can be streamlined.

        - Electronic marketplaces:

         BASF has been involved in setting up several, independent marketplaces for both sales and purchasing activities. Through these marketplaces, BASF buys and sells raw materials through both short- and long-term contracts, purchases technical materials and equipment and oversees the processing of customer orders.

        - Extranet and portals:

         BASF also sells products and services online through its own Extranet -- a venue through which any BASF registered customer or supplier can purchase or offer products.

     Strategic partnerships will play an important role in BASF's e-commerce strategy. The following is a list of BASF principal partnerships in the area of e-commerce:

        - Elemica:

         In August 2000, BASF along with 7 other companies, set up Elemica Holding Ltd. -- a new business-to-business e-commerce company that aims to offer integrated solutions and services for buying and selling basic, intermediate, specialty and fine chemicals. An independent entity, Elemica focuses on removing costs from the supply chain, thereby benefiting both buyers and sellers. Elemica plans to start up operations during the first quarter of 2001. The participating companies have earmarked an initial $140 million for the project. Some of the other companies participating in the venture include ATOFINA, Bayer AG, BP Amoco, The Dow Chemical Company, E.I. du Pont de Nemours, Mitsui Chemicals Corporation, Mitsubishi Chemicals Corporation, Rhodia S.A., Rohm and Haas Company, Sumitomo Chemical Corporation and Van Waters & Rogers Inc.

        - cc-markets:

         On October 25, 2000, BASF together with Degussa AG, Henkel KGaA and SAP AG formed an independent joint venture called cc-markets online Ltd. for the procurement of technical goods and services. By December 31, additional companies had joined cc-markets. cc-markets aims to improve the purchasing process for technical goods and services at these companies by integrating the systems they use for their purchasing activities, thereby reducing administrative costs at these companies. The companies involved do not intend to use cc-markets to pool their purchasing power or to outsource their procurement activities as has been attempted with similar electronic marketplaces. Rather, cc-markets operates as an open and neutral marketplace, offering both buyers and sellers a way to optimize their business processes. cc-markets is the first electronic marketplace in the chemical industry to use the new joint solution marketplace technology developed by SAP AG and Commerce One Inc., giving it a competitive edge. As of mid-November, orders for products can be placed online, and online auctioning is possible.

        - ChemConnect:

         BASF has acquired an equity stake in ChemConnect Inc., which is one of the world's biggest Internet marketplaces for chemical products through its World Chemical Exchange(R). The World Chemical Exchange(R) is a global chemical exchange, providing an open neutral market for chemical and plastics manufacturers, buyers and intermediaries to conduct real-time online transactions for a wide range of products.

        - Omnexus.com:

         In June 2000, BASF together with Bayer AG of Germany, The Dow Chemical Company, E.I. du Pont de Nemours and Ticona set up Omnexus.com -- an independent business-to-business online marketplace that focuses on delivering products and related services to plastics injection molders around the world. The potential size of this market is estimated to be approximately $50 billion annually. This electronic marketplace aims to reduce transaction costs for customers around the world who buy and sell thermoplastic raw materials, other materials used in manufacturing plastics, molding equipment, tooling, maintenance supplies, packaging materials and other related services. The new company will initially serve customers in North America, and plans to expand quickly to Europe, Asia and the rest of the world.

        - yet2.com:

         BASF is a member of the www.yet2.com consortium for marketing technologies via the Internet. This first global marketplace for technology intellectual property was established by the U.S. company yet2.com Inc. of Cambridge, Massachusetts. Members of the consortium, as well as other companies, offer their technologies to yet2.com for marketing on the Internet. BASF expects technologies that it has developed but has not yet exploited commercially to be better used as a result of this new marketing method.

                            DESCRIPTION OF PROPERTY

     BASF owns and operates numerous production and manufacturing sites throughout the world. The principal offices of BASF Aktiengesellschaft are located in Ludwigshafen, Germany. In addition, BASF operates regional headquarters, sales offices, distribution centers and research and development facilities worldwide.

     At the heart of BASF's integration strategy are its Verbund production sites. The following is a description of these sites including the number of production sites:

                                                                       PRODUCTION
                                                                    ----------------
    LOCATION                                                        ACREAGE    SITES
    --------                                                        -------    -----
    Ludwigshafen, Germany.......................................     1,760      350
    Antwerp, Belgium............................................     1,470       50
    Tarragona, Spain............................................       240       15
    Geismar, Louisiana..........................................     2,290       10
    Freeport, Texas.............................................       510       18

     A Verbund site is currently under construction in Kuantan, Malaysia, with the joint venture partner Petronas. BASF also plans to build a Verbund site in Nanjing, China, with its joint venture partner, SINOPEC.

     See "Item 4. Information on the Company -- Environmental Matters" for information on environmental issues related to BASF's properties. Additional information regarding BASF's property, plant and equipment is contained in Note 12 to the Consolidated Financial Statements included in Item 18.

     For information on BASF's oil and natural gas exploration and production activities, see "Item 4. Information on the Company -- Oil & Gas" and "Supplementary information concerning oil and gas producing activities (unaudited)" on pages F-64 to F-74.

     The following is a list of BASF's significant production sites, all of which BASF owns, except as indicated below:

REGION/ COUNTRY                PRODUCTION SITE LOCATION        DIVISION ACTIVITIES
---------------                ------------------------        -------------------
Europe
  Germany                      Ludwigshafen(1)                 Petrochemicals
                                                               Inorganics
                                                               Intermediates
                                                               Specialty Chemicals
                                                               Styrenic Polymers
                                                               Engineering Plastics
                                                               Fiber Products
                                                               Colorants
                                                               Dispersions
                                                               Fine Chemicals
                                                               Agricultural Products
                               Besigheim                       Colorants
                               Cologne                         Colorants
                               Lemforde                        Polyurethanes
                               Minden                          Fine Chemicals
                               Munster-Hiltrup                 Coatings
                               Schwarzheide                    Intermediates
                                                               Styrenic Polymers
                                                               Dispersions
                                                               Engineering Plastics
                                                               Polyurethanes
                                                               Coatings
                                                               Agricultural Products
                               Stuttgart-Feuerbach             Colorants
                               Willstatt                       Colorants
  Belgium                      Antwerp(1)                      Petrochemicals
                                                               Inorganics
                                                               Intermediates
                                                               Specialty Chemicals
                                                               Styrenic Polymers
                                                               Polyurethanes
                                                               Fiber Products
                                                               Dispersions
  Denmark                      Ballerup                        Fine Chemicals
                               Grenaa                          Fine Chemicals
  France                       Clermont de l'Oise              Coatings
                                                               Colorants
                               Genay                           Agricultural Products
                               Gravelines                      Agricultural Products
                               Mitry-Mory                      Polyurethanes
  Italy                        Bibbiano                        Styrenic Polymers
                               Burago                          Coatings
                               Cesano Maderno                  Colorants
                               Cinisello Balsamo               Colorants
                               Villanova d'Asti                Polyurethanes
                               Zingonia                        Polyurethanes

REGION/ COUNTRY                PRODUCTION SITE LOCATION        DIVISION ACTIVITIES
---------------                ------------------------        -------------------
  The Netherlands              Apeldoorn                       Dispersions
                               Moerdijk                        Polyurethanes
  Spain                        Guadalajara                     Coatings
                               Hospitalet                      Colorants
                               Rubi                            Polyurethanes
                               Tarragona(1)                    Agricultural Products
                                                               Petrochemicals
                                                               Intermediates
                                                               Styrenic Polymers
                                                               Engineering Plastics
                                                               Dispersions
  United Kingdom               Alfreton                        Polyurethanes
                               Ashbourne                       Fine Chemicals
                               Cramlington                     Fine Chemicals
                               Seal Sands                      Fiber Products
                               Slinfold                        Colorants
North America
  Canada                       Arnprior, Ontario               Fiber Products
                               Windsor, Ontario                Coatings
  Mexico                       Altamira                        Styrenic Polymers
                                                               Engineering Plastics
                                                               Colorants
                                                               Dispersions
                               Lerma                           Polyurethanes
                                                               Specialty Chemicals
                               Tultitlan                       Coatings
  United States                Anderson, South Carolina        Fiber Products
                               Beaumont, Texas                 Agricultural Products
                               Clemson, South Carolina         Fiber Products
                                                               Polyurethanes
                               Freeport, Texas(1)              Intermediates
                                                               Engineering Plastics
                                                               Fiber Products
                                                               Dispersions
                               Geismar, Louisiana(1)           Petrochemicals
                                                               Intermediates
                                                               Polyurethanes
                                                               Specialty Chemicals
                                                               Fine Chemicals
                               Hannibal, Missouri              Agricultural Products
                               Joliet, Illinois                Styrenic Polymers
                               Monaca, Pennsylvania            Dispersions
                               Morganton, North Carolina       Coatings
                               Port Arthur, Texas(2)           Petrochemicals
                               South Brunswick, New Jersey     Styrenic Polymers
                               Wyandotte, Michigan             Styrenic Polymers
                                                               Polyurethanes
                                                               Engineering Plastics
                                                               Fine Chemicals

REGION/ COUNTRY                PRODUCTION SITE LOCATION        DIVISION ACTIVITIES
---------------                ------------------------        -------------------
South America
  Argentina                    Buenos Aires                    Polyurethanes
                               General Lagos Rosario           Styrenic Polymers
                                                               Colorants
                                                               Dispersions
                                                               Specialty Chemicals
                               Tortuguitas                     Coatings
  Brazil                       Camacari                        Intermediates
                                                               Petrochemicals
                               Guaratingueta                   Intermediates
                                                               Styrenic Polymers
                                                               Colorants
                                                               Dispersions
                                                               Agricultural Products
                                                               Specialty Chemicals
                               Paulina                         Agricultural Products
                               Resede                          Agricultural Products
                               Sao Bernardo do Campo           Coatings
                                                               Polyurethanes
                               Sao Jose dos Campos             Styrenic Polymers
  Chile                        Concon                          Styrenic Polymers
                                                               Dispersions
                               Santiago                        Styrenic Polymers
Asia-Pacific
  China                        Caojing(3)(4)                   Polyurethanes
                               Nanjing(4)                      Styrenic Polymers
                               Nanjing(1)(3)(4)                Petrochemicals
                                                               Dispersions
                                                               Specialty Chemicals
                                                               Intermediates
                               Shanghai(4)                     Colorants
                                                               Fiber Products
                                                               Coatings
                                                               Dispersions
                               Shenyang(4)                     Fine Chemicals
  India                        Mangalore                       Colorants
                                                               Dispersions
                               Mumbai (Bombay)                 Colorants
                               Thane                           Styrenic Polymers
                                                               Colorants
                                                               Specialty Chemicals
                                                               Agricultural Products
  Indonesia                    Ceng Kareng(2)(3)               Dispersions
  Japan                        Shinshiro                       Polyurethanes
                               Totsuka(3)(4)                   Coatings
                               Yokkaichi                       Intermediates
                                                               Dispersions
                                                               Fine Chemicals

REGION/ COUNTRY                PRODUCTION SITE LOCATION        DIVISION ACTIVITIES
---------------                ------------------------        -------------------
  Korea                        Kunsan                          Fine Chemicals
                               Ulsan                           Intermediates
                                                               Styrenic Polymers
                                                               Engineering Plastics
                                                               Polyurethanes
                               Yeochun                         Polyurethanes
  Malaysia                     Kuantan(1)(2)(4)                Intermediates
                                                               Dispersions/Petrochemicals
                               Pasir Gudang(4)                 Styrenic Polymers
                                                               Engineering Plastics
                               Shah Alam(4)                    Polyurethanes

---------------

(1) Verbund site.

(2) Under construction.

(3) Planned.

(4) Plant is owned; land is leased.

DISCONTINUED OPERATIONS

     After receiving clearance from the Federal Trade Commission and the European Union Commission, BASF sold its pharmaceuticals business on March 2, 2001 to Abbott Laboratories Inc. of Abbott Park, Illinois. Pursuant to the requirements of U.S. GAAP, the pharmaceuticals activities are disclosed as discontinued operations as described in Item 18 under Note 2 to the Consolidated Financial Statements. For additional information on BASF's pharmaceuticals activities as discontinued operations, see also Notes 3 and 4 to the Consolidated Financial Statements in Item 18. The following table lists the significant BASF production sites relating to the discontinued pharmaceutical activities:

REGION/ COUNTRY                                 PRODUCTION SITE LOCATION
---------------                                 ------------------------
Europe
  Germany                                       Ludwigshafen
                                                Uetersen
  Italy                                         Liscate
  Spain                                         Madrid
  Switzerland                                   Liestal
                                                San Antonino
North America
  Mexico                                        Mexico City
  Puerto Rico                                   Jayuya
  United States                                 Bishop, Texas
                                                Whippany, New Jersey
                                                Wyandotte, Michigan

REGION/ COUNTRY                                 PRODUCTION SITE LOCATION
---------------                                 ------------------------
South America
  Brazil                                        Jacarepagua/Rio de Janeiro
  Colombia                                      Bogota
Asia Pacific
  India                                         Jejuri(1)
                                                Goa(1)
  Japan                                         Katsuyama
  Pakistan                                      Karachi

---------------

(1) Plant is owned; land is leased.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

                                    OVERVIEW

     BASF is a return-focused global company generating long-term growth and profitability from its chemical businesses, positioning itself for continuing growth in agriculture and nutrition and strengthening its presence in European and other oil and gas markets. The company offers a wide range of products, including high-value chemicals, plastics, colorants, automotive coatings, agricultural products, fine chemicals, petrochemicals, crude oil and natural gas.

     BASF's strategy is to be globally competitive. BASF has expanded its worldwide presence in response to the needs of its customers and presently maintains business ties with customers in more than 170 countries and operates sites in 39 countries. This globalization also exposes BASF to different economic cycles in various regions and has had a stabilizing effect on BASF's profitability.

     BASF conducts its worldwide operations through five business segments, which encompass 15 operating divisions. These operating divisions have been aggregated into seven reportable operating segments based on the nature of the products and production processes, on the type of customers, on the channels of distribution and on the nature of regulatory environment.

     The reportable operating segments are:

     - Chemicals

     - Plastics & Fibers

     - Colorants & Finishing Products

     - Agricultural Products (formerly known as "Crop Protection")

     - Fine Chemicals

     - Pharmaceuticals

     - Oil & Gas

     After receiving clearance from the Federal Trade Commission and the European Union Commission, BASF sold its pharmaceuticals business on March 2, 2001 to Abbott Laboratories Inc. of Abbott Park, Illinois. Pursuant to the requirements of U.S. GAAP, pharmaceuticals activities are disclosed as discontinued operations as described in Item 18 under Note 2 to the Consolidated Financial Statements. For additional information on BASF's pharmaceuticals activities as discontinued operations, see also Notes 3 and 4 to the Consolidated Financial Statements in Item 18.

CHEMICALS

     In the Chemicals segment, profitability is determined by the margins between prices for raw materials, particularly steamcracker feedstocks, and prices for end-products, which are set on the world commodity markets, as well as by the cost of production, which is influenced by the level of capacity utilization. The Chemicals segment's long-term profitability also depends on its ability to compete globally.

     Because cost efficiency and a global presence are critical to the profitability of this segment, BASF's capital expenditures are focused on constantly improving processes and achieving technological and cost leadership as well as expanding the worldwide presence of its chemicals business. BASF has achieved industry leadership in many sectors of the chemical industry, operating world-scale plants with modern technology that incorporate BASF's Verbund approach to integration. This enhances the benefits achieved through economies of scale. The Verbund is based on the creation of company-wide value-adding chains, beginning with a favorable cost position for the most basic starting materials and capitalizing on this cost advantage as basic materials are processed to form more complex compounds. High captive use ensures high capacity utilization rates of production plants, making the Chemicals segment less dependent on fluctuations in external demand. This also means that new capacities being brought on stream by BASF have a less disruptive effect on the market. The Verbund approach gives BASF cost leadership with respect to many products. BASF is currently expanding existing Verbund sites and building new ones in emerging markets.

     The Chemicals segment sells approximately 30% of its products, mostly from the Petrochemicals and the Inorganics divisions, to other segments. The transfer prices for these sales are based on market prices, but offer the internal buyer advantages through savings in logistics, including transportation and purchasing, and in energy and infrastructure costs. Many of the raw materials that this segment consumes are produced within BASF. For raw materials that are not produced by BASF or where BASF's demand exceeds its own production, BASF takes advantage of its size through centralized purchasing of raw materials around the world for many of its operating divisions, both on the basis of long-term contracts and in spot markets. In addition, BASF is taking advantage of the opportunities offered by e-commerce to increase its purchasing efficiencies for the Chemicals segment.

     Raw materials account for a significant proportion of the cost structure in the Chemicals segment. Therefore, the Chemicals segment is sensitive to cycles in the prices of raw materials such as oil and gas. In addition, many of the segment's products are used as starting materials for end-products in cyclical industries that are affected by economic cycles such as the automotive, chemicals and construction industries.

PLASTICS & FIBERS

     The Plastics & Fibers segment produces both commodities and specialty products. The profitability of commodity products is determined by the spread between the prices of monomer raw materials, particularly products manufactured in steamcrackers, such as ethylene and propylene, and the prices of the polymer end-products.

     Due to increasing price competition and the resulting margin pressure, low production costs and high sales volume are critical to achieving profitability. The strategy of the segment focuses on achieving economies of scale through world-scale production and using advanced technologies and backward integration within the Verbund. In addition, BASF intends to stabilize margins in this segment by means of restructuring programs aimed at replacing smaller, less efficient plants.

     The Plastics & Fibers segment's specialty products are relatively resilient to economic cycles. A key success factor in the markets for these products is the ability to maintain long-term relationships with customers. To strengthen these relationships, BASF offers customized products and systems to meet the specific needs of its customers. In addition, BASF is expanding its global presence as key customers also globalize. To this end, BASF will continue to develop its worldwide network of application centers to work closely with customers to provide specially formulated products.

COLORANTS & FINISHING PRODUCTS

     The profitability of the Colorants & Finishing Products segment is determined both by prices in value-adding chains based on acrylic acid and by BASF's ability to offer its customers innovative solutions. BASF is one of the world's largest producers of acrylic acid and its derivative products.

     The profitability of commodity and commodity-like products in this segment is determined mainly by the segment's production technology and costs. Through production in world-scale plants and the use of advanced technology, BASF maintains its status as a low-cost, global producer.

     The segment also produces a number of specialty products which are relatively insensitive to economic cycles. The critical success factors for these products are application technology, product innovation and strong customer relationships.

HEALTH & NUTRITION: AGRICULTURAL PRODUCTS, FINE CHEMICALS AND PHARMACEUTICALS

     In the Health & Nutrition business segment, which is generally non-cyclical, profitability depends on BASF's ability to successfully bring new products to market as quickly as possible, to produce these products in a cost-efficient manner and to achieve a solid market position in specific application areas. To achieve ongoing product innovation in the segment, BASF has substantially increased its research spending in recent years and has entered into cooperations, partnerships and licensing agreements for the development and use of new product technologies. BASF is investing in new state-of-the-art plants, both on its own and with partners, to achieve economies of scale. After receiving clearance from the Federal Trade Commission and the European Union Commission, BASF sold its pharmaceuticals business on March 2, 2001 to Abbott Laboratories Inc. of Abbott Park, Illinois.

OIL & GAS

     In the Oil & Gas segment, crude oil prices are subject to international supply and demand and other factors that are beyond BASF's control. Such factors can also affect the price of natural gas because in many countries, including Germany, natural gas prices are tied to the prices of refined products.

     In BASF's activities relating to the exploration and production of oil and natural gas, profitability is dependent on BASF's use of its prospecting expertise to increase and focus its exploration and production activities on sites where there is a high probability of discovering and extracting oil and gas deposits.

     Key factors affecting the profitability of the natural gas distribution and trading business are BASF's access to large gas reserves, the timely expansion of its pipeline grid in Germany, the potential deregulation of the natural gas industry in Germany, the adequacy of its natural gas storage site and its ability to procure long-term contracts covering an increasing volume of natural gas.

     The profitability of BASF and its operating segments can be affected by changes in currency exchange rates. See "Item 5. Operating and Financial Review and Prospects -- Exchange Rate Exposure and Risk Management." included in this Annual Report.

                             BASIS OF PRESENTATION

     The Consolidated Financial Statements of BASF included in Item 18 of this report have been prepared based on BASF's accounting and valuation principles in accordance with German GAAP as required by the German Commercial Code (Handelsgesetzbuch) and the German Stock Corporation Act (Aktiengesetz). In connection with the continued internationalization of BASF's accounting and disclosure policies, some of BASF's accounting and valuation principles were adjusted as of January 1, 1998 to comply with U.S. GAAP to the extent permissible under the German Commercial Code.

     The adjustments to BASF's accounting and valuation principles relate primarily to:

     - a revaluation of BASF's pension commitments using the projected unit credit method required by SFAS (Statement of Financial Accounting Standards) No. 87, "Employers' Accounting for Pensions"; and

     - the capitalization of deferred tax assets.

     The adjustments also include:

     - the elimination of the effects of any accounting and valuation methods allowed exclusively for tax purposes;

     - the conversion of short-term foreign currency receivables and liabilities at year-end exchange rates;

     - the accrual of provisions for the overhauling of large manufacturing plants within prescribed intervals; and

     - the recording of deferred taxes arising from the above accounting changes.

     These adjustments reflect the primary differences between German GAAP and U.S. GAAP that affected the BASF financial statements. There are certain other differences relating to valuation methods that are required under U.S. GAAP but are not allowed under German GAAP. The effects of BASF's reconciliation of the remaining differences between German GAAP and U.S. GAAP for the years ended December 31, 2000 and 1999 are described in Note 3 to the Consolidated Financial Statements included in Item 18.

     The segment information presented in this report reflects the implementation of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Transfers between operating segments are generally valued at market-based prices, and the revenues generated by these transfers are shown in the tables below as "intersegmental transfers."

     In 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." It requires that all derivative instruments be recorded at fair value as either assets or liabilities in the statement of financial position. This Statement was amended by Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133." The standard will be effective for BASF beginning January 1, 2001. BASF is evaluating the effect Statement No. 133 will have on the amounts disclosed in the reconciliation of net income and stockholders' equity to U.S. GAAP in the Notes to the Consolidated Financial Statements.

                             RESULTS OF OPERATIONS

GROUP

     This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements as well as with "Item 8. Financial Information" included in this Annual Report.

     The following table sets forth sales and income for BASF. Sales are net of petroleum and natural gas taxes.

SALES AND EARNINGS

                                                      %                      %
                                                    CHANGE                 CHANGE
                                                     FROM                   FROM
                                                   PREVIOUS               PREVIOUS
                                         2000        YEAR       1999        YEAR       1998
                                       ---------   --------   ---------   --------   ---------
                                             (EUROS IN MILLIONS, EXCEPT PER SHARE DATA)
Sales................................  E35,945.7     22.0     E29,472.7       6.6    E27,642.9
Gross profit.........................   12,690.6     14.5      11,081.4       6.9     10,368.4
Gross profit as a percentage of sales
  (%)................................       35.3                   37.6                   37.5
Income from operations...............  E 3,069.7     52.8     E 2,008.7     (23.4)   E 2,623.7
Income from operations as a
  percentage of sales (%)............        8.5                    6.8                    9.5
Special items........................  E    (330)             E    (941)             E      71
Income before taxes and minority
  interests..........................    2,827.4      8.5       2,605.5      (6.0)     2,770.8
Net income...........................    1,239.8      0.2       1,236.8     (27.2)     1,699.4
Net income as a percentage of sales
  (%)................................        3.4                    4.2                    6.1
Basic earnings per share.............  E    2.02      1.0     E    2.00     (26.7)   E    2.73
Net income in accordance with U.S.
  GAAP...............................    1,453.6      9.7       1,324.8     (25.2)     1,771.0
Basic earnings per share in
  accordance with U.S. GAAP..........       2.37     10.7          2.14     (24.7)        2.84
Diluted earnings per share in
  accordance with U.S. GAAP..........       2.35     10.8          2.12     (24.0)        2.79

     In 2000, special items recorded in other operating expenses and other operating income include E590 million in special charges and E260 million in special income. Included in special charges are costs of E344 million related to the integration of the crop protection business of American Home Products Corporation. A further E100 million related to charges from restructuring activities in the Pharmaceuticals segment, which included closing the research and development site in Nottingham, United Kingdom and workforce reductions. Other special charges relate to the higher settlement costs for litigation brought by indirect purchasers of vitamins in the United States. Various divestitures led to special income of E205 million and included the sale of the Novolen(R) polypropylen technology of Targor to an international consortium, the sale of the Kraton(R) polymers business to Kraton Polymers GmbH, a subsidiary of the Deutsche Shell GmbH, the sale of the urology business in the Pharmaceuticals segment to Abbott GmbH and the conclusion of business relating to the sale in 1999 of the refinery business in the Oil & Gas segment.

     In 1999, special items recorded in other operating expenses and in other operating income had a negative effect on income from operations of E941 million. Of this amount, E815 million related to provisions for litigations, settlements and related matters for vitamins in the Fine Chemicals segment and for the thyroid medication Synthroid(R) in the Pharmaceuticals segment. A further E310 million relate to asset impairments, primarily in the Fine Chemicals, Colorants & Finishing Products and Chemicals segments, and to charges for restructuring in the Pharmaceuticals segment and in the Colorants & Finishing Products and Plastics & Fibers segments. In addition, an expense of E51 million was recorded for BASF's participation in the initiative, "Remembrance, Responsibility and the Future," to provide compensation to those who suffered injustice as forced laborers under the National Socialist regime. Special income of E235 million was generated by the disposal of fixed assets due to the divestiture of the oil marketing and refinery business in the Oil & Gas segment and of the Compo(R) specialty fertilizer business.

     In 1998, special items recorded in other operating expense and other operating income were E71 million. They primarily refer to E169 million in gains from divestitures in the Colorants & Finishing Products segment and in the Plastics & Fibers segment. They also include additional income of E86 million from adjustments in the salary and pension benefit systems. This special income was partially offset by E90 million in charges from restructuring in the Plastics & Fibers segment and in the Colorants & Finishing Products segment and a loss of E94 million from impairments and other asset write-downs.

     2000 COMPARED WITH 1999

     Sales

     Sales (net of petroleum and natural gas taxes) rose 22% in 2000 to E35,946 million from E29,473 million in 1999.

     The following table sets forth the various factors affecting the change in sales:

                                                                                 2000
                                                                     ----------------------------
                                                                     IN MILLIONS    AS % OF SALES
                                                                     -----------    -------------
        Volume.....................................................     E1,902           6.5
        Prices.....................................................      3,326          11.3
        Currency exchange..........................................      1,947           6.6
        Acquisitions and additions to scope of consolidation.......      1,231           4.2
        Divestitures and deconsolidations..........................     (1,933)         (6.6)
                                                                       -------          ----
                                                                        E6,473          22.0

     Sales volumes rose 6.5% in 2000, with the Plastics & Fibers and the Chemicals segments posting the greatest increases. High demand, additional production capacities and increased market shares contributed to this increase.

     Rising prices accounted for an 11.3% increase in sales in 2000. Prices rose most sharply in the Oil & Gas segment and the Plastic & Fibers segment as well as in the Petrochemicals division of the Chemicals segment to compensate for higher raw material costs.

     Positive currency effects, above all from the strength of the U.S. dollar and an appreciation in the Japanese yen, the Brazilian real and the Korean won, added E1,947 million to sales.

     The combined effect of acquisitions, divestitures and changes in the scope of consolidation reduced sales by E702 million or 2.4%. Acquisitions contributed E1,056 million to sales in 2000. Major acquisitions included:

     - the crop protection business of American Home Products Corporation (AHP);

     - the superabsorbents manufacturer Chemdal International Corporation; and

     - the industrial coatings business of Rohm and Haas Co.

     Divestitures reduced sales by E1,919 million in 2000. Divestitures included:

     - the sale of the marketing and refinery business in the Oil & Gas segment at the end of 1999;

     - the sale of the Compo(R) specialty fertilizer business at the end of 1999;

     - the transfer of BASF's polyolefins activities conducted through the companies Targor and Elenac to the joint venture Basell N.V. at the end of the third quarter; sales for the first nine months of 2000 from Targor and from BASF's participation in Elenac are included in the sales figures of the Plastics & Fibers segment; BASF's participation in Basell N.V. is accounted for under the equity method; and

     - the transfer of the textile dyes business to DyStar GmbH at the beginning of the fourth quarter; the first nine months of global sales in 2000 for this business were still included in the sales of the Colorants & Finishing Products segment; BASF's participation in DyStar is accounted for under the equity method.

     Additions to the scope of consolidation and deconsolidations contributed a net E161 million to sales. See Note 1 to the Consolidated Financial Statements for further information on the companies that were consolidated for the first time in 2000 and the effects thereof on the Consolidated Financial Statements.

     Gross Profit

     Gross profit rose 14.5% in 2000 to E12,691 million from E11,081 million in 1999. Gross profit as a percentage of sales fell in 2000 to 35.3% from 37.6% for the previous year, primarily due to a substantial increase in raw material costs, which could only be passed on in part in higher prices for BASF's products and only after a period of delay.

     Income from Operations

     Income from operations increased 52.8% in 2000 to E3,070 million from E2,009 million in 1999 due to higher sales. Other operating expenses net of other operating income fell 13.8% in 2000 to E1,537 million from E1,783 million in 1999 due to lower special charges in 2000. Total special items resulted in charges of E330 million in 2000 compared to charges of E941 million in 1999. Excluding the effect of special items, income from operations increased 15.3%.

     Income before Taxes

     In 2000, income before taxes increased 8.5% to E2,827 million from E2,606 million in 1999. The increase in income from operations was partly offset by a decline in the financial result. The financial result in 2000 amounted to E(243) million, E840 million lower than in 1999. In 2000, special income from securities and the sale of participating interests totaled E133 million. This represents a drop in special income of E619 million compared to 1999, when BASF sold its participation in Aral AG. The interest result in 2000 declined due to higher interest expenses from the higher financial indebtedness needed to finance acquisitions.

     Net Income/Earnings Per Share

     The effective tax rate for 2000 stood at 54.6%. The rise in crude oil prices triggered an increase in non-deductible income taxes levied on BASF's exploration activities in North Africa and the Middle East. An additional factor was a reduction in deferred tax assets resulting from the decrease in effective tax rates as part of a package of tax reforms in Germany, from 52% to 38%. BASF's proposed special dividend payment will result in a tax credit, as this payment is subject to a tax rate of 30% instead of the 45% rate previously levied on retained earnings.

     In 2000, net income increased 0.2% to E1,240 million from E1,237 million in 1999. Basic earnings per share in 2000 were E2.02 compared to E2.00 in 1999. See
Note 3 to the Consolidated Financial Statements for a summary of the principal adjustments that would be required if U.S.

GAAP rather than German GAAP had been fully applied. Net income under U.S. GAAP in 2000 was E1,454 million, or E2.37 per share.

     1999 COMPARED WITH 1998

     Sales

     Sales (net of petroleum and natural gas taxes) rose 6.6% in 1999 to E29,473 million from E27,643 million in 1998.

     The following table sets forth the various factors affecting the change in sales:

                                                                                 1999
                                                                     ----------------------------
                                                                     IN MILLIONS    AS % OF SALES
                                                                     -----------    -------------
        Volume.....................................................     E1,597           5.8
        Prices.....................................................     (1,078)         (3.9)
        Currency exchange..........................................        442           1.6
        Acquisitions and additions to scope of consolidation.......      1,288           4.7
        Divestitures and deconsolidations..........................       (419)         (1.6)
                                                                       -------          ----
                                                                        E1,830           6.6

     Sales volumes, which rose 5.8% in 1999, were the primary cause for the increase in sales. Sales volumes rose particularly in the Plastics & Fibers segment, reflecting improved worldwide business conditions.

     The increase in volumes was partially offset by a 3.9% decrease in prices. This decrease started in the second half of 1998 and continued during the first half of 1999. All reportable segments, except the Oil & Gas segment and the Pharmaceuticals segment, were affected. In the Oil & Gas segment, sharply higher crude oil prices, particularly in the second half of 1999, increased sales. This segment contributed 1.3% to the overall improvement of BASF sales.

     The combined effect of acquisitions, divestitures and changes in the scope of consolidation contributed 3.1 percentage points to the increase in sales.

     Currency translation effects, mainly resulting from the strength of the U.S. dollar and from the appreciation of the Japanese yen and the Korean won but partially offset by the depreciation of the Brazilian real, added E442 million to sales.

     Acquisitions contributed E627 million to sales in 1999. The acquisitions included the purchasing of:

     - the Hostalen polyethylene business of Hoechst AG through Elenac, a 50-50 joint venture with Shell Petroleum N.V.;

     - the superabsorbents business of Clariant International Ltd.;

     - the ABS plastics business of DSM N.V.;

     - the chelating agents business of CIBA Specialty Chemicals;

     - the paracetamol business of Celanese AG;

     - a majority interest in the generic crop protection products supplier, Micro Flo Co.;

     - the animal nutrition business of Takeda Kagaku Shiryo;

     - the lysine business of Daesang; and

     - the polyol business of Dongsung Chemical.

     Divestitures reduced sales by E331 million in 1999. The divestitures included selling:

     - a 35% stake in Comparex Informationssysteme GmbH, including four subsidiaries;

     - the glass-mat-reinforced thermoplastic business to Symalit;

     - the container coatings business of BASF Coatings BV to PPG.

     Additions to the scope of consolidation contributed E573 million to sales. See Note 1(b) to the Consolidated Financial Statements for further information on the companies that were consolidated for the first time in 1999 and the effects thereof on the Consolidated Financial Statements.

     Gross Profit

     Gross profit rose 6.9% in 1999 to E11,081 million from E10,368 million in 1998. Gross profit as a percentage of sales remained substantially unchanged at 37.6%. The 6.5% increase in costs of goods sold was primarily due to higher raw material costs, but it was more than offset by the higher sales in 1999.

     Income from Operations

     Income from operations fell 23.4% in 1999 to E2,009 million from E2,624 million in 1998, due to higher other operating expenses, which were partially offset by other operating income. Other operating expenses reduced by other operating income increased 154.7% in 1999 to E1,783 million from E700 million in 1998. This increase was primarily due to special items included in other operating expenses as well as in other operating income. Total special items resulted in a charge of E941 million to income from operations in 1999, as previously discussed.

     Excluding the effect of special items of E71 million in 1998 and E(941) million in 1999, income from operations increased primarily due to the large increase in income from operations in the Oil & Gas segment from E276 million in 1998 to E741 million in 1999. As a result of sharply higher crude oil prices, income from operations increased in both the oil and gas exploration and production business as well as in the oil marketing and refinery business.

     Income before Taxes

     Income before taxes fell 6.0% in 1999 to E2,606 million from E2,771 million in 1998. This decrease was due to the decline in income from operations that was partially offset by an improvement in the 1999 financial result to E597 million from E147 million in 1998. The 1999 financial result included income from the sale of BASF's stake in the German gasoline station network, ARAL AG, which was part of the sale of BASF's oil marketing and refinery business to VEBA OEL AG of Germany, as well as its stake in IVAX Corporation of the United States. These effects were partially offset by a decline of the interest result in 1999 from a gain of E108 million in 1998 to a loss of E108 million in 1999. This decline was due to the absence of E122 million in one-time gains from the sale of securities and swaps that were realized in 1998 and also due to higher interest expense from increased financial indebtedness during 1999.

     Net Income/Earnings Per Share

     The effective tax rate for 1999 rose to 52.2% in 1999 from 39.9% in 1998, and led to a 22.9% increase in income tax expense in 1999 to E1,360.8 million from E1,106.8 million in 1998. This increase was primarily due to higher taxes on the increased income from BASF's oil producing operations that are not fully deductible from German corporation taxes. Further increases resulted from the reduction in the deferred tax rates for German group companies to 52% compared with 56% in 1998. Deferred tax assets were reduced accordingly, resulting in higher income tax expense.

     Net income in 1999 declined 27.2% to E1,236.8 million from E1,699 million in 1998. Basic earnings per share fell 26.7% to E2.00 in 1999 from E2.73 in 1998. See Note 3 to the Consolidated Financial Statements for a summary of the principal adjustments that would be required if U.S. GAAP, rather than German GAAP, had been fully applied. Net income under U.S. GAAP in 1999 was E1,324.8 million, or E2.14 per share.

CHEMICALS

                                  SEGMENT DATA
                              (EUROS IN MILLIONS)

                                                        %                     %
                                                      CHANGE                CHANGE
                                                       FROM                  FROM
                                                     PREVIOUS              PREVIOUS
                                            2000       YEAR       1999       YEAR       1998
                                           ------    --------    ------    --------    ------
Sales to third parties...................  E5,789      30.9      E4,423        2.9     E4,300
Intersegmental transfers.................   2,363      25.6       1,882       (3.7)     1,955
Sales incl. intersegmental transfers.....   8,152      29.3       6,305        0.8      6,255
Income from operations...................     713      (3.3)        737      (23.3)       961
Operating margin (%).....................    12.3                  16.7                  22.3
Assets...................................  E4,999      21.6      E4,112       18.1     E3,483
Return on operational assets (%).........    15.6                  19.4                  28.9
Research and development expenses........  E  147      (1.3)     E  149        0.7     E  148

     2000 COMPARED WITH 1999

     Segment Overview

     In mid 2000 the former Petrochemicals & Inorganics and Industrial Chemicals divisions were reorganized into the Inorganics and Petrochemicals divisions. As part of this reorganization, technical nitrogen products were transferred from Others (the former Fertilizers division) to the Inorganics division. The segment reporting for 2000 and 1999 reflects this reorganization.

     The Petrochemicals division manufactures cracker products, industrial gases, solvents and plasticizers. The new Inorganics division manufactures inorganic chemicals, catalysts, glues and impregnating resins, as well as the Catamold(R) line of products for powder injection molding in metal and ceramic components.

     In the Chemicals segment, sales to third parties rose 30.9% in 2000 to E5,789 million from E4,423 million in 1999. All operating divisions, and above all the Petrochemicals division, contributed to this increase in sales. Sales volumes in 2000 increased, especially during the first half of 2000 due to high demand for the segment's products and new production capacities. BASF was able to increase prices for major products. The Petrochemicals division posted the sharpest rise in prices due to an increase in prices for the basic cracker products ethylene, propylene and benzene, which was fueled by a rise in the price of naphtha, the division's most important raw material.

Intersegmental sales increased 25.6% in 2000 to E2,363 million from E1,882 million in 1999, reflecting higher transfer prices for cracker products from the Petrochemicals division.

     Income from operations decreased 3.3% in 2000 to E713 million from E737 million in 1999. Due to market conditions, especially for products such as plasticizers, solvents and butanediol, BASF was unable to pass on sharply increased raw material prices in full to customers. The Petrochemicals division significantly increased its income from operations, primarily due to higher margins for cracker products. However, this improvement was more than offset by a decline in income from operations in the segment's other divisions. As a result of the higher cost of raw materials, income from operations as a percentage of sales to third parties declined in 2000 to 12.3% from 16.7% in 1999.

     Further developments in the Chemicals segment's income from operations will continue to depend on the development of crude oil prices. For 2001, BASF anticipates a lower average crude oil price per barrel than in 2000. The Chemicals segment's sales and income from operations will significantly depend on BASF's ability to pass higher raw material costs on to customers through higher prices for its products, to further improve on its strong global position and to fully utilize plant capacity -- in particular for products affected by surplus capacities, such as oxo C4 alcohols, plasticizers and glycols.

     In 2000, the Chemicals segment's assets increased by 21.6% to E4,999 million from E4,112 million in 1999, which reflects significant investments made by BASF with the goal of expanding this segment's business.

     Petrochemicals

     The segment reporting for 2000 and 1999 reflects the mid 2000 reorganization of the former Petrochemicals & Inorganics and Industrial Chemicals divisions into the Inorganics and Petrochemicals divisions.

     In the Petrochemicals division, sales to third parties in 2000 increased 77.5% to E1,773 million from E999 million in 1999. The increase in sales was due above all to substantially higher prices for cracker products and higher sales volumes. As in 1999, the plasticizers and solvents product lines suffered from sharp margin pressure as a result of excess manufacturing capacity industry-wide and continued price competition.

     Due to favorable demand, higher raw material costs -- for example, for naphtha -- could be passed along to a large extent in the prices for cracker products. However, during the second half of the year, cracker margins did come under pressure. The Petrochemicals division was again a major contributor to the Chemical segment's income from operations.

     Capital expenditures on fixed assets increased in 2000. Major projects included the construction of a steamcracker with BASF's partner TotalFinaElf S.A., in Port Arthur, Texas, the construction of a propane dehydrogenation plant with partner SONATRACH in Tarragona, Spain, and the construction of an oxo C4 alcohol complex in Kuantan, Malaysia.

     With the startup of the steamcracker in Port Arthur, Texas, during the second half of 2001, BASF expects sales to increase substantially in 2001 and 2002. Due to startup costs, income from operations is expected to decline in 2001, but is expected to make a significant contribution to the Chemical segment's income from operations in subsequent years.

     Inorganics

     The segment reporting for 2000 and 1999 reflects the mid 2000 reorganization of the former Petrochemicals & Inorganics and Industrial Chemicals divisions into the Inorganics and Petrochemicals divisions. As part of this reorganization, technical nitrogen products were transferred from Others (the former Fertilizers division) to the Inorganics division.

     In the Inorganics division, sales to third parties in 2000 rose 15.3% to E626 million from E543 million in 1999. During the course of the year, BASF increased the price of its products in this division in order to pass on the higher cost of natural gas.

     Despite an increase in sales, income from operations in 2000 was lower than in 1999, as the Inorganics division could not increase prices for its products to the same extent to which the cost of raw materials increased.

     At the end of 2000, BASF started up the world's largest formaldehyde plant in Ludwigshafen, Germany, with a production capacity of 180,000 metric tons per year.

     For 2001, BASF expects sales in the Inorganics division to remain strong, with income from operations increasing slightly due primarily to strong growth in demand for inorganic specialties and electronic grade chemicals.

     Intermediates

     In the Intermediates division, sales to third parties in 2000 increased 16.8% to E1,720 million from E1,472 million in 1999. This increase was due to higher sales volumes in the division's major product areas. The effect of falling prices on sales was more than offset by positive currency effects of approximately 9%.

     Income from operations in the Intermediates division declined in 2000 due to sharp increases in raw material costs. The division could not fully pass these higher costs on to customers through higher prices for its products, partly because existing sales contracts had not yet expired.

     Capital expenditures rose in 2000, primarily due to the expansion of existing plants in Ludwigshafen, Germany; Geismar, Louisiana and Ulsan, Korea. Given rising demand for BASF's products, which BASF expects to meet through the startup of several new plants by the end of 2002, as well as higher selling prices, BASF expects that the Intermediates division will improve income from operations in 2001. Subject to approval by the European regulatory authorities, BASF will acquire the butanediol, phthalic anhydride and plasticizers activities of the SISAS Group in Feluy, Belgium. BASF expects the costs of the integration to result in special charges in 2001.

     Specialty Chemicals

     In the Specialty Chemicals division, sales to third parties in 2000 rose 18.5% to E1,670 million from E1,409 million in 1999, primarily due to higher sales volumes and to positive currency effects of approximately 8%. Improved prices - in particular for surfactants, chelates, and polymeric additives - also contributed to the sales increase.

     Increases in raw material costs - in particular for ethylene and propylene - could only be passed on in higher prices to customers to a limited extent and after a period of delay. As a result, income from operations fell.

     In the market for glycols, operations providing additional production capacity are scheduled to start up, which will maintain downward price pressure. Nevertheless, BASF expects that in 2001 on a comparable basis, the Specialty Chemicals division will make an improved contribution to the Chemicals segment's income from operations due to higher sales.

     1999 COMPARED WITH 1998

     Segment Overview

     In mid 2000 the former Petrochemicals & Inorganics and the Industrial Chemicals divisions were reorganized into the Inorganics and the Petrochemicals division. As part of this reorganization, technical nitrogen products were transferred from Others (the former Fertilizers division) to the Inorganics division. The segment reporting for 1999 and 1998 reflects this reorganization.

     The new Petrochemicals division manufactures cracker products, industrial gases, solvents and plasticizers. The new Inorganics division manufactures inorganic chemicals, catalysts, glues and impregnating resins, as well as the Catamold(R) line of products for powder injection molding in metal and ceramic components.

     In the Chemicals segment, sales to third parties rose 2.9% in 1999 to E4,423 million from E4,300 million in 1998 due to higher sales in all operating divisions. This increase in sales was attributable to higher sales volumes resulting from improved business conditions worldwide in the second half of the year, especially in the last quarter. The effect of higher sales volumes was partially offset by a drop in prices during the first half of 1999, mainly due to industry-wide oversupply caused by weak global demand. The Specialty Chemicals division was the major contributor to the segment's increase in sales. Intersegmental transfers fell 3.8% in 1999 to E1,882 million from E1,955 million in 1998. Operating margins including intersegmental transfers were 11.2% in 1999 compared to 15.9% in 1998. These decreases were, primarily due to lower intersegmental transfer prices in the Petrochemicals & Inorganics division as a result of lower market prices for products manufactured in steamcrackers, especially in the first half of the year.

     Income from operations decreased 23.3% in 1999 to E737 million from E961 million in 1998. Income from operations remained substantially unchanged in the Specialty Chemicals division, but income from operations decreased in 1999 in all other divisions of the Chemicals segment. These decreases were due to a drop in sales prices for the divisions' products during the first half of 1999 and to substantially higher raw material costs in the second half of 1999. These higher raw material costs, especially for steamcracker feedstock, eroded margins, since market conditions enabled BASF to increase product prices only in the fourth quarter of 1999, and then only to a limited extent. Assets of the Chemicals segment rose 18.1% in 1999 to E4,112 million from E3,483 million in 1998 primarily due to significant additions to tangible fixed assets in the Petrochemicals & Inorganics and Intermediates divisions, as discussed below.

     Research and development expenses remained substantially unchanged in 1999.

     Petrochemicals

     The segment reporting for 1999 and 1998 reflects the mid 2000 reorganization of the former Petrochemicals & Inorganics and Industrial Chemicals divisions into the Inorganics and Petrochemicals divisions. In the Petrochemicals division, sales to third parties rose 0.7% in 1999 to E999 million from E992 million in 1998. After the decline in prices for the division's products in 1998, prices for products manufactured in steamcrackers increased at a constant rate, especially in the third and fourth quarters of 1999. Prices for steamcracker feedstock, however, rose at a significantly higher rate, resulting in lower steamcracker operating margins. As discussed in the segment overview, margins have begun to recover since the fourth quarter of 1999.

     The Petrochemicals division was a substantial contributor to the segment's decrease in income from operations in 1999. This decrease was due to the erosion of steamcracker margins.

     In the Petrochemicals division, capital expenditures on fixed assets increased significantly in 1999. This increase was due to the start-up of a new acetylene plant in Geismar, Louisiana, and the ongoing construction of a steamcracker with BASF's partner, TotalFinaElf S.A., in Port Arthur, Texas, as well as the completion of the aromatics extraction unit within BASF's steamcracker in Antwerp, Belgium.

     Inorganics

     The segment reporting for 1999 and 1998 reflects the mid 2000 reorganization of the former Petrochemicals & Inorganics and Industrial Chemicals divisions into the Inorganics and Petrochemicals divisions. As part of this reorganization, technical nitrogen products were transferred from Others (the former Fertilizers division) to the Inorganics division.

     In the Inorganics division, sales to third parties rose 0.7% in 1999 to E543 million from E539 million in 1998. The Inorganics division was a major contributor to the Chemicals segment's decrease in income for operations in 1999. Price and margin pressure resulted from excess manufacturing capacity industry-wide and from continued price competition for almost all the division's products.

     Capital expenditures on tangible fixed assets in the Inorganics division related to the expansion of the production site for formaldehyde in Ludwigshafen, Germany.

     Intermediates

     In the Intermediates division, sales to third parties in 1999 increased 2.2% to E1,472 million from E1,441 million in 1998. This increase was primarily due to higher demand for amines and higher sales of diols in a growing market.

     The Intermediates division was a substantial contributor to the Chemicals segment's decline in income from operations, primarily because of price competition, which decreased prices for the division's products, and because of higher costs for the division's raw materials. Due to increasing demand, BASF expects margins to improve in 2000. Income from operations in 1999 included a special depreciation charge for the impairment of tangible fixed assets. This special depreciation charge resulted from a re-appraisal of BASF's property adjacent to its production site in Yokkaichi, Japan, which reflected lower market prices.

     The division's capital expenditures rose 53.5% in 1999, primarily due to the start-up of a new butanediol/tetrahydrofuran plant in Ulsan, Korea. Further additions to tangible fixed assets included expanding capacities of alkylamines in Ludwigshafen, Germany; ethylamines in Antwerp, Belgium; and polytetrahydrofuran in Geismar, Louisiana.

     Specialty Chemicals

     Sales to third parties in the Specialty Chemicals rose 6.1% in 1999 to E1,409 million from E1,328 million in 1998. This increase was mainly due to higher sales volumes, especially for surfactants, as well as to higher prices for ethylene glycol resulting from improved market conditions. Sales in 1999 included additional sales from the chelating agents business in North America, which was acquired from CIBA in the second half of 1998, and from additions to the scope of consolidation. These additional sales were offset by the transfer of superabsorbents sales at the end of 1998 from the Specialty Chemicals division to the Dispersions division of the Colorants & Finishing Products segment. Excluding these effects, sales to third parties increased approximately 6% in 1999. The effects of the higher sales on income from operations in the Specialty Chemicals division was partially offset by lower income from the lubricant additives business as a result of intense competition, especially in the United States.

     Capital expenditures in the Specialty Chemicals division rose 59.5% in 1999. Important additions to the tangible fixed assets included the ongoing expansion of ethylene oxide and ethylene glycol production sites in Geismar, Louisiana.

PLASTICS & FIBERS

                                  SEGMENT DATA
                              (EUROS IN MILLIONS)

                                                               %                   %
                                                             CHANGE              CHANGE
                                                              FROM                FROM
                                                            PREVIOUS            PREVIOUS
                                                   2000       YEAR      1999      YEAR      1998
                                                  -------   --------   ------   --------   ------
    Sales to third parties......................  E11,030     27.8     E8,628      12.6    E7,663
    Intersegmental transfers....................      490     29.6        378       0.8       375
    Sales incl. intersegmental transfers........   11,520     27.9      9,006      12.0     8,038
    Income from operations......................      889     38.0        644      18.2       545
    Special items...............................      101                   2                  19
    Operating margin (%)........................      8.1                 7.5                 7.1
    Assets......................................  E 6,009    (12.2)    E6,843      37.3    E4,983
    Return on operational assets (%)............     13.8                10.9                11.6
    Research and development expenses...........  E   167     (7.2)    E  180      (4.3)   E  188

     2000 COMPARED WITH 1999

     Segment Overview

     The ammonium sulfate business, which -- as part of the Fertilizers business -- was formerly included in Others, was transferred on June 1, 2000 to the Fiber Products division. The segment reporting for 2000 and 1999 reflects this reorganization.

     In the Plastics & Fibers segment, sales to third parties in 2000 rose 27.8% to E11,030 million from E8,628 million in 1999. Results for BASF's polyolefins operations are included only for the first nine months of the Plastics & Fibers segment's results for 2000. On September 30, 2000, BASF's polyolefins business, which BASF conducted through the companies Targor and Elenac, was combined with the polyolefins business of Shell in the joint venture Basell N.V. BASF's share in this joint venture is accounted for under the equity method. Excluding the polyolefins business, the Plastics & Fibers segment's sales to third parties increased by 36.9% in 2000.

     In the Plastics & Fibers segment, sales increased in all divisions and above all in the Styrenic Polymers division. Price increases, which were needed to compensate for the rising cost of raw materials, accounted for a 17% increase in sales. At the same time, due to a positive business climate in global markets, BASF was able to increase this segment's sales volumes. Higher sales volumes contributed to a 9% rise in sales, while positive currency effects, in particular from the strength of the U.S. dollar, contributed 7% to the increase in sales.

     Income from operations in 2000 in the Plastics & Fibers segment rose 38% to E889 million from E644 million in 1999, with the Styrenic Polymers division making the greatest contribution. The increase was due to stronger sales and savings from cost-cutting measures. The higher prices passed on to customers in 2000 only partially compensated for increases in raw material costs. The segment's income from operations in 2000 includes E124 million in special income from the sale of Targor's Novolen(R) polypropylene technology and the sale of Elenac's Kraton(R) polymers business.

     For 2001, BASF expects global demand for plastics to grow by over 5%. In Asia and South America, growth is expected to be even stronger. Due to BASF's established position in these regions, the Plastics & Fibers division is expected to benefit strongly from this development. Therefore, BASF anticipates that in 2001, income from operations on a comparable basis will continue to rise.

     In 2000, assets of the Plastics & Fibers segment declined 12.2% to E6,009 million from E6,843 million in 1999 due to the deconsolidation of BASF's polyolefins business. Additions, however, were made to tangible fixed assets, primarily in the Polyurethanes and the Styrenic Polymers divisions.

     Styrenic Polymers

     In the Styrenic Polymers division, sales to third parties in 2000 rose 51.5% to E2,768 million from E1,827 million in 1999. This increase was driven primarily by higher prices of 34% and a 7% improvement in sales volumes. Demand for polystyrene and EPS (expandable polystyrene) was high due to favorable market conditions for these products. Sales rose in all regions, with the greatest increases posted in Asia and South America due to the division's expansion strategy in these regions. Positive currency effects also contributed to an increase in sales.

     The Styrenic Polymers division made a substantial contribution to the increase in income from operations of the Plastic & Fibers segment in 2000, primarily due to higher sales volumes, improved margins and the effects of cost-cutting measures.

     Major capital expenditures on fixed assets in the Styrenic Polymers division were capacity expansions for ethyl benzene in Antwerp, Belgium, the construction of new plants for the manufacture of ethyl benzene and styrene in Ludwigshafen, Germany, and the expansion of a HIPS (high impact polystyrene) plant in Sao Jose dos Campos, Brazil.

     For 2001, BASF expects that demand for the Styrenic Polymers division's products will continue to grow in all regions. The division expects to meet this growing demand by expanding its production capacity. Prices for the division's products will depend to a great extent on the price of crude oil and on the extent to which higher raw material costs can be passed on to customers through higher prices for products.

     The development in the cost of raw materials could have an uncertain impact on the division's income from operations.

     Engineering Plastics

     In the Engineering Plastics division, sales to third parties in 2000 rose 38.6% to E1,769 million from E1,276 million in 1999. Sales increased in all regions and in all product lines. Improved sales volumes, above all for products for the automotive and electronics industries, accounted for a 20% increase in sales. During the course of the year, the division raised prices for its products in order to pass on the effects of higher raw material costs. Positive currency effects contributed approximately 9% to the increase in sales in 2000. In the first quarter of 1999, BASF acquired the ABS (acrylonitrile-butadiene-styrene) business from DSM of the Netherlands. Excluding this acquisition, sales of the Engineering Plastics division increased approximately 36% in 2000 on a comparable basis.

     Income from operations in the Engineering Plastics division was lower than in 1999. The effect of higher sales on income from operations was more than offset by increasing raw material costs. In 2001, BASF expects sales and income from operations in the Engineering Plastics division to increase due to higher capacity utilization of new plants in North America and Malaysia as well as the start up of new plants in Europe. The division also expects to generate a significantly larger share of its sales through e-commerce.

     Polyurethanes

     In 2000, sales to third parties in the Polyurethanes division rose 29.7% to E2,798 million, from E2,157 million in 1999. Improved sales volumes in all regions - above all for polyurethane raw materials - accounted for an approximately 16% increase in the division's sales. Positive currency effects, in particular from the strength of the U.S. dollar, contributed approximately 8% to the increase in sales. Also contributing to the increase in sales was the acquisition of IPI International Inc. of Elkton, Maryland, in February 2000 and of Hess Polyurethanes Inc. of Atlanta, Georgia, in July 2000 as well as the establishment of ELLBA C.V., a Dutch-based joint venture with Shell for the production of propylene oxide and styrene monomer. In the last quarter of 1999, ELLBA began operations and was consolidated on a pro rata basis. Excluding the effects of these structural changes, sales in the Polyurethanes division increased approximately 24% in 2000.

     Income from operations in the Polyurethanes division remained at the level of 1999. Higher raw material costs, in particular for benzene, toluene and propylene, could not be fully passed on to customers through higher prices. As a result, the increase in sales did not lead to a corresponding increase in income.

     The largest capital expenditures in the Polyurethanes division were for two additional plants in Geismar, Louisiana - one for the production of MDI (diphenylmethane diisocyanate), which began operations in the second half of 2000, and another for the production of TDI (toluene diisocyanate), which is currently under construction.

     BASF anticipates that sales and income from operations in the Polyurethanes division will increase in 2001, however, increases in the cost of raw materials during the first quarter of 2001 may pose a risk if such increases continue.

     Fiber Products

     In the Fiber Products division, sales to third parties in 2000 rose 26.4% to E1,628 million, from E1,288 million in 1999. About 17% of the increase in sales was due to price increases and approximately 8% to the strength of the U.S. dollar. An approximately 1% increase in sales volumes related to the economic recovery that began in Asian markets in the second half of 1999. Sales increased in all regions, with the strongest showings in Europe and North America. Sales also increased across all product lines, with exceptional improvements in sales of nylon 6 intermediates.

     Due to higher sales, the Fiber Products division increased its income from operations significantly and therefore made a greater contribution to income from operations of the Plastics & Fibers segment.

     BASF expects sales and income from operations in the Fiber Products division to remain flat. Following on the strong performance in 2000, demand, in Asia in particular, may decline slightly. Nevertheless, BASF believes that the division is well positioned due to its very competitive manufacturing costs for fiber intermediates, and its portfolio of high performance polymers.

     Polyolefins

     Data for the Plastics & Fibers segment only include the Polyolefins business for the first three quarters of 2000.

     On a comparable basis, the Polyolefins division's sales to third parties for the first nine months of 2000 rose 45.6% to E2,067 million from E1,420 million for the first nine months of 1999. Sales increased above all in Europe. Nevertheless, price increases were not sufficient to compensate for a sharp rise in raw material costs.

     The Polyolefins division made a positive contribution to the Plastics & Fibers segment's income from operations due, in large part, to special income from the divestitures mentioned above.

     1999 COMPARED WITH 1998

     Segment Overview

     On June 1, 2000 the ammonium sulfate business, which was formerly integrated in Others, was integrated in the Fiber Products division. The segment reporting for 1999 and 1998 reflects this reorganization.

     In the Plastics & Fibers segment, sales to third parties rose 12.6% in 1999 to E8,628 million from E7,663 million in 1998. Sales in all of the segment's operating divisions rose due to higher sales volumes in 1999 due to higher demand resulting from improved worldwide business conditions. The impact of increasing volumes was partially offset by lower prices in the first half of the year. The polyolefins operations and the Engineering Plastics and Polyurethanes divisions in particular contributed to this increase. The sales of these three divisions increased in 1999 primarily due to the addition to BASF's polyolefins operations of the Hostalen business acquired from Hoechst, the addition to the Engineering Plastics division of the ABS business acquired from DSM and the addition to the Polyurethanes division of the polyol business acquired from Dongsung Chemical and the rigid foam business acquired from ARCO. Excluding these acquisitions, sales of the Plastic & Fibers segment increased approximately 9%.

     Income from operations rose 18.2% in 1999 to E644 million from E545 million in 1998 due to increased income from operations in four of the five operating divisions within the Plastics & Fibers segment. These increases were attributable to stronger sales and to savings from cost-cutting measures. A slight decline in income from operations in the Styrenic Polymers division partially offset the increases in the Plastics & Fibers segment's other operating divisions. The decline in the Styrenic Polymers division's income from operations was due to higher depreciation on production plants and to the absence of gains from divestitures, that were included in the division's income from operations in 1998. BASF expects demand for the products of the Plastics & Fibers segment to rise in 2000 due to improving general economic conditions.

     Assets of the Plastics & Fibers segment rose 37.3% in 1999 to E6,843 million from E4,983 million in 1998 due to additions to tangible fixed assets in all regions in which the segment operates and to additions to the scope of consolidation. Additions to tangible and intangible assets rose in 1999 to E998 from E746 million in 1998. Major capital expenditures on fixed assets included the following:

          Europe

        - Construction of a new TDI (toluene diisocyanate) plant in Schwarzheide, Germany, for the Polyurethanes division.

        - Expansion of production capacity for PBT (polybutylene terephthalate) in Schwarzheide, Germany, for BASF's joint venture with GE Plastics in the Engineering Plastics division.

        - Streamlining polyethylene production and constructing of a new plant for PE-HD (high-density polyethylene) in Wesseling, Germany, for BASF's polyolefins operations (through the Elenac joint venture).

        - Construction of a new plant for PE-LD (low-density polyethylene) in Berre, France, for BASF's polyolefins operations (through the Elenac joint venture).

        - Expansion of the production capacities of the polyether polyols plant in Antwerp, Belgium, for the Polyurethanes division.

        - Expansion of the nylon 6 polymerization unit in Antwerp, Belgium, for the Fiber Products division.

        - Modernization of the nylon 6 production and compounding plants in Ludwigshafen, Germany.

          North and South America

        - Expansion of compounding sites in Wyandotte, Michigan, for the Engineering Plastics division.

        - Expansion of the caprolactam plant in Freeport, Texas, for the Fiber Products division.

        - Construction of an additional plant to manufacture MDI
          (diphenylmethane diisocyanate) in Geismar, Louisiana, for the Polyurethanes division.

        - Construction of a new styrene copolymers plant in Altamira, Mexico, for the Engineering Plastics division.

        - Expansion of EPS (expandable polystyrene) production capacity in Guaratingueta, Brazil.

        - Additional capacity for the production of HIPS (high-impact polystyrene) in Sao Jose dos Campos, Brazil.

          Asia

        - Construction of new compounding sites in Pasir Gudang, Malaysia, for the Engineering Plastics division.

        - Expansion of the polystyrene plant in Nanjing, China, for BASF's joint venture, Yangzi-BASF Styrenics, for the Styrenic Polymers division.

        - Capital contributions made to Basell Eastern, Singapore, a joint venture between BASF and Shell, for the construction of a plant to manufacture styrene and propylene oxide in the Engineering Plastics division.

        - Construction of a new plant for TDI in Yosu, Korea.

        - Additional capacity for the production of MDI in Yosu, Korea.

        - Additional capacity for the production of polyether polyols in Ulsan, Korea.

     Styrenic Polymers

     In the Styrenic Polymers division, sales to third parties rose 9.7% in 1999 to E1,827 million from E1,666 million in 1998, primarily due to increased sales volumes, especially for styrene, polystyrene and EPS (expandable polystyrene) resulting from higher demand. Sales increased in all regions, especially in North and South America. Sales to third parties in South America increased in part due to the inclusion of sales of BASF Poliestireno of Brazil, which was consolidated for the first time in 1999 and contributed approximately 4% to the sales increase in 1999. The increase in the division's sales to third parties was partially offset by a loss of sales resulting from the Styrenic Polymers division's divestiture of its glass-mat-reinforced thermoplastics business. Excluding the effects of the new consolidation and the divestiture, sales of the Styrenic Polymers division increased approximately 7% in 1999.

     Income from operations in 1999 fell due to higher depreciation on new production plants in the United States and Brazil and due to the absence of gains from divestitures, which were included in the division's income from operations in 1998. The decrease in income from operations was partially offset by lower unit costs resulting from higher capacity utilization, cost-cutting measures and improved margins in the second half of the year.

     Engineering Plastics

     In the Engineering Plastics division, sales to third parties rose 20.2% in 1999 to E1,276 million from E1,062 million in 1998. Sales increased in all regions, primarily due to an approximately 26% increase in sales volumes, particularly from products sold to the automotive and electrical industries.

The increase in sales volumes was partially offset by an approximately 6% decrease in sales prices for all products.

     The division's 1999 sales to third parties included sales of the ABS (acrylonitrile-butadiene-styrene) copolymer business acquired in 1999 from DSM of the Netherlands and sales of the POM (polyoxymethylene) business of Ultraform Corporation, a former joint venture between BASF and Degussa-Huls. BASF acquired a 100% ownership interest in this company in 1999. Excluding the effects of these acquisitions, sales of the Engineering Plastics division rose approximately 14% in 1999.

     The Engineering Plastics division contributed significantly to the increased income from operations of the Plastics & Fibers segment in 1999, primarily because of the division's improved operating margins. These improved margins resulted from higher sales, reduced fixed costs and higher utilization rates at production plants, including the full utilization of BASF's world-scale ABS plant in Korea that started operations in 1998.

     Polyurethanes

     In the Polyurethanes division, sales to third parties rose 10.8% in 1999 to E2,157 million from E1,996 million in 1998, primarily due to increased sales volumes in Europe and Asia. Demand was particularly strong for polyurethane basic materials and polyurethane systems. Increased sales volumes and, to a lesser extent, positive currency effects from the Korean won contributed 15.4% to the increase in sales in 1999. These effects, however, were partially offset by lower sales prices of approximately 4.6%. Sales to third parties included the sales of four subsidiaries that were consolidated for the first time in 1999. These sales contributed approximately 3% to the increase. Sales to third parties also included sales of the European rigid foam business acquired from Arco in 1999 and from the polyol business acquired from Dongsung Chemical. Excluding the effects of the new consolidations and the acquisition, sales of the Polyurethanes division increased approximately 5% in 1999.

     The Polyurethanes division contributed significantly to the increased income from operations of the Plastics & Fibers segment in 1999 due to the division's higher sales and lower raw material costs during the first half of the year, especially for propylene, benzene and toluene.

     Fiber Products

     On June 1, 2000 the ammonium sulfate business which was formerly integrated in Others was integrated in the Fiber Products division. In connection with the reorganization, the division data presented for 1998 and 1999 was restated to reflect this new structure.

     In the Fiber Products division, sales to third parties remained substantially unchanged in 1999, rising 1.4% in 1999 to E1,288 million from E1,271 million in 1998. The recovery in the second half of 1999, first of the Asian markets and then of the European fiber markets, especially for nylon 6 intermediates, led to higher demand and higher prices, especially in the last quarter of the year. The increase in sales in the last half of the year, particularly in the fourth quarter more than offset the decline in the first half of 1999.

     The Fiber Products division contributed significantly to the increased income from operations of the Plastics & Fibers segment in 1999 due to higher sales in Asia and Europe as well as reduced fixed costs, especially in North America.

     Polyolefins

     Polyolefins sales to third parties rose by 21.0% to E2,080 million in 1999 from E1,719 million in 1998. The increase in sales was due to higher sales volumes resulting from market growth and to higher prices for polyethylene products. Sales to third parties in 1999 included sales of the Hostalen polyethylene business acquired from Hoechst AG of Germany at the end of 1998. Excluding the effects of this acquisition, sales rose approximately 8%.

     Polyolefins activities contributed significantly to the increased income from operations of the Plastics & Fibers segment in 1999 due to improved margins in the second half of the year.

COLORANTS & FINISHING PRODUCTS

                                  SEGMENT DATA
                              (EUROS IN MILLIONS)

                                                              %                    %
                                                            CHANGE               CHANGE
                                                             FROM                 FROM
                                                           PREVIOUS             PREVIOUS
                                                  2000       YEAR      1999       YEAR      1998
                                                 -------   --------   -------   --------   -------
    Sales to third parties.....................  E 7,109     11.2     E 6,395       3.3    E 6,188
    Intersegmental transfers...................      265      2.3         259     (11.0)       291
    Sales incl. intersegmental transfers.......    7,374     10.8       6,654       2.7      6,479
    Income from operations.....................      522    (14.1)        608      (5.3)       642
    Special items..............................      (26)                 (74)                  19
    Operating margin (%).......................      7.3                  9.5                 10.4
    Assets.....................................  E 5,576     28.4     E 4,343       9.1    E 3,981
    Return on operational assets (%)...........     10.5                 14.6                 16.0
    Research and development expenses..........    E 168      5.0       E 160       1.3      E 158

     2000 COMPARED WITH 1999

     Segment Overview

     In the Colorants & Finishing Products segment, sales to third parties in 2000 rose 11.2% to E7,109 million from E6,395 million in 1999. Sales increased in all regions and for all divisions, but above all for the Dispersions and Coatings divisions. Positive currency effects -- primarily due to the strength of the U.S. dollar -- accounted for an increase in sales of approximately 7%. Sales also benefited from the superabsorbents business of Chemdal International Corporation, a subsidiary of AMCOL International Corp., acquired on June 1, 2000, as well as from the coil coatings business of Rohm and Haas Co., acquired in March 2000.

     On October 1, 2000, BASF transferred the Colorants division's textile dyes operations to DyStar, a joint venture between BASF, Bayer and Hoechst. This joint venture is accounted for under the equity method, and as of October 1, 2000 sales and earnings from this business are not included in the segment's results.

     On a comparable basis, sales in 2000 in the Colorants & Finishing Products segment increased approximately 8%.

     Income from operations fell 14.1% to E522 million in 2000 from E608 million in 1999. A drastic increase in the cost of raw materials in particular in the Dispersions division, could not be fully passed on to customers through higher prices for the segment's products. Income from operations improved in both the Coatings and Colorants divisions.

     In 2000, assets in the Colorants & Finishing Products segment increased by 28.4% to E5,576 million from E4,343 million in 1999. This increase was mainly due to the acquisition of the superabsorbents manufacturer Chemdal International Corporation in the Dispersions division and from the acquisition of Rohm and Haas' coil coatings business in the Coatings division.

     The intended sale of the masterbatch business was not realized. Despite intensive talks and negotiations with a number of potential buyers, BASF was not convinced by any of the concepts outlined or offers made. BASF has therefore decided to continue to operate the masterbatch business itself. The closure of the sites in Ellesmere Port, United Kingdom and Medellin, Columbia, which was announced last year, was completed in 2000.

     Colorants

     In the Colorants division, sales to third parties in 2000 rose only 1.6% to E2,252 million from E2,217 million in 1999 since the textile dyes business, which was transferred to DyStar, was only included for the first three quarters of the division's 2000 sales figures.

     On a comparable basis, sales to third parties in the Colorants division increased 6.4% in 2000. Improvements in the division's product portfolio and high growth rates in Asia's dynamic markets resulted in higher sales volumes and a subsequent increase of 2% in sales for all product lines, and in particular for the division's products for the printing and leather industries.

     Due to continued stiff competition, sales prices weakened, largely offsetting the increase in sales volumes. Positive currency effects contributed approximately 6% to the increase in the division's sales.

     In 2000, the Colorants division increased income from operations considerably due to a substantial improvement in the division's cost structure as a result of restructuring measures carried out in previous years.

     BASF expects sales and income from operations to increase in 2001. Nevertheless, it is difficult to predict future developments in currency exchange rates. BASF believes it is well positioned to deal with these uncertainties based on its strong presence in high growth customer markets.

     Coatings

     In the Coatings division, sales to third parties in 2000 rose 17.2%, to E2,198 million from E1,876 million in 1999, with all regions contributing to this increase. Sales volumes rose approximately 1%, with the greatest increase in the automotive coatings business. Positive currency effects contributed 8% to the increase in sales. On average, prices for the segment remained unchanged; however, price concessions were necessary in the industrial coatings business. Currently, the division's priority is to expand this business into one of the division's key global activities.

     Sales in the Coatings division benefited from the acquisition of the Rohm and Haas coil coatings business at the beginning of March 2000. On a comparable basis, sales in the Coatings division increased approximately 8.7% in 2000 compared with 1999.

     Income from operations in the Coatings division in 2000 improved due to higher sales and to cost savings from restructuring measures that were carried out in previous years. In addition, negative currency effects were lower in 2000 than in 1999, when a devaluation of the Brazilian real negatively impacted income.

     In 2001, BASF expects sales in the Coatings division to increase primarily due to the new joint venture with NOF Corporation in Japan. The Coatings division expects to increase income from operations by further improving its cost structure and achieving synergies from its recent acquisitions. BASF is relying on new technologies and system solutions to counteract a possible slowdown in demand in the automotive industry.

     Dispersions

     In the Dispersions division, sales to third parties in 2000 rose 15.5% to E2,659 million from E2,302 million in 1999. Sales increased across the board for all products and in all regions. Sales volumes for dispersions used in the paper industry and for polymer dispersions used in adhesives and paints grew worldwide. This growth was fueled by increasing demand, with the strongest growth in Asia. Positive currency effects contributed approximately 7% to the division's increase in sales, with price increases accounting for approximately 3%.

     The acquisition on June 1, 2000 of the superabsorbents manufacturer Chemdal International Corporation strengthened BASF's position in this business, contributing approximately E135 million to the Dispersions division's sales.

     Income from operations for the Dispersions division was lower in 2000 than in 1999 due to substantial increases in raw material costs that could be passed on to customers through higher prices for products only to a limited extent. Income from operations was further burdened by additional depreciation of fixed assets as well as amortization of goodwill from the Chemdal acquisition.

     In 2000, assets in the Dispersions division increased primarily due to the acquisition of Chemdal. In 2000, BASF started up its acrylic acid and acrylates plant at the company's Verbund site in Kuantan, Malaysia, as well as new plants for the manufacture of polymer dispersions in Ludwigshafen, Germany. Further additions to assets related to production plants that are currently under construction for the manufacture of polyvinylamines in Ludwigshafen, Germany, and for the manufacture of superabsorbents in Antwerp, Belgium.

     For 2001, the Dispersions division expects an improvement in income from operations due to increases in sales volumes and higher prices. Uncertainties are related to the development of raw material costs.

     1999 COMPARED WITH 1998

     Segment Overview

     In the Colorants & Finishing Products segment, sales to third parties rose 3.3% in 1999 to E6,395 million from E6,188 million in 1998. Sales increased in all divisions, especially in the Dispersions division as a result of additional sales from the acquisition of the superabsorbents business of Clariant International Ltd. of Switzerland in the fourth quarter of 1998.

     Income from operations fell 5.3% to E608 million in 1999 from E642 million in 1998. Special items of E74 million were charged to income from operations in 1999. These special items resulted from restructuring measures in the Colorants division and from the closure of BASF's multi-divisional production site in Medellin, Colombia, which particularly affected income from operations in the Coatings division. For further information, see Note 22 to the Consolidated Financial Statements.

     To improve the cost structure of the Colorants division, BASF closed production sites and relocated production capacity to Asia. The most significant restructuring measure was the closure of the division's site in Ellesmere Port, United Kingdom. The decision to close the site was announced in the second quarter of 1999. Completion of the closure is expected at the end of 2000. Charges from the closure of the Ellesmere Port site consist primarily of personnel-related costs for approximately 70 employees and write-offs of tangible fixed assets.

     The decision to close the Coatings division's production site in Medellin, Colombia, was announced in the third quarter of 1999. Completion of the closure is expected at the end of the first half of 2000. Charges from the closure of the production site in Medellin consist primarily of personnel related cost for approximately 70 employees and write-offs of tangible fixed assets. For further information, see Note 22 to the Consolidated Financial Statements.

     Assets of the Colorants & Finishing Products segment increased in 1999 by 9.1% to E4,343 million from E3,981 million in 1998 due to additions to tangible and intangible fixed assets totaling E324 million, especially in the Dispersions division. Major capital expenditures included the following:

          Europe

        - Construction of new plants to manufacture polymer dispersions in Ludwigshafen, Germany, for the Dispersions division.

        - Construction of new plants to manufacture vinyl formamide and polyvinylamines for paper chemicals in Ludwigshafen, Germany, for the Dispersions division.

        - Expansion of capacities to manufacture yellow pigments in Ludwigshafen, Germany, for the Colorants divisionm

          North and South America

        - Expansion of production capacity for manufacturing acrylate and styrene/butadiene dispersions in Monaca, Pennsylvania, for the Dispersions division.

        - Construction of a new powder coatings manufacturing plant in Morganton, North Carolina, for the Coatings division.

        - Construction of a new plant to manufacture paper dyes in Altamira, Mexico, for the Colorants division.

        - Construction of a new plant to manufacture butyl acrylate in Guaratingueta, Brazil, for the Dispersions division.

          Asia

        - Construction of a new plant to manufacture acrylate dispersions in Shanghai, China.

     Research and development costs in the Colorants & Finishing Products segment remained substantially unchanged.

     Colorants

     In the Colorants division, sales to third parties increased slightly in 1999 to E2,217 million from E2,201 million in 1998. Sales rose in Asia due to increased demand as the region recovered from its economic crisis. These positive effects were offset by lower sales in Europe due to continuing low demand and strong price pressure on textile dyes.

     Without giving effect to the special items resulting from the restructuring measures in the Colorants division, this division contributed substantially to the increase in income from operations of the Colorants & Finishing Products segment in 1999 as a result of the recovery of the division's business in Asia and the ongoing improvement of the division's cost structure in all operations.

     BASF intends to reorganize the textile dyes business within the Colorants division by combining its operations with those of DyStar, a joint venture between Bayer AG of Germany and Hoechst AG of Germany. In addition, BASF intends to sell the division's masterbatch business, which produces pigment preparations used to color plastics.

     Coatings

     In the Coatings division, sales to third parties increased slightly in 1999, by 1.1%, to E1,876 million from E1,855 million in 1998. Sales increased in all regions other than South America, where sales suffered due to the 21% devaluation of the Brazilian real against the German mark in 1999. Sales increases, particularly in automotive coatings, offset entirely the decline in sales in decorative paints, which was primarily due to the depreciation of the Brazilian real.

     The division's 1999 sales included sales of Salchi Spa, Italy, now known as BASF Coatings Spa., which was acquired and accounted for under the equity method in 1998 but was fully consolidated for the first time in 1999. Excluding the effect of this consolidation, the division's sales decreased by approximately 2% primarily due to the depreciation of the Brazilian real.

     Income from operations in the Coatings division decreased as a result of the effects of the depreciation of the Brazilian real. Income from operations included special items of approximately E7 million resulting from the closure of the production site in Medellin, Colombia.

     Dispersions

     In the Dispersions division, sales to third parties in 1999 rose 8.0% to E2,302 million from E2,132 million in 1998 due to sales from the superabsorbents business of Clariant International Ltd. of Switzerland, which was acquired in the fourth quarter of 1998. Sales rose in all regions.

     Despite higher sales, income from operations remained substantially unchanged because higher raw material prices put pressure on margins. In the fourth quarter of 1999, margins in the Dispersions division began to improve when it became possible to pass on higher raw material prices to customers. Income from operations in 1999 included special items totaling E24 million. These special items included an impairment loss on tangible fixed assets of the polyamine plant in Freeport, Texas, for the production of paper chemicals and special charges from the closure of the multi-divisional site in Medellin, Colombia.

HEALTH & NUTRITION: AGRICULTURAL PRODUCTS

                                  SEGMENT DATA
                              (EUROS IN MILLIONS)

                                                               %                   %
                                                             CHANGE              CHANGE
                                                              FROM                FROM
                                                            PREVIOUS            PREVIOUS
                                                    2000      YEAR      1999      YEAR      1998
                                                   ------   --------   ------   --------   ------
    Sales to third parties.......................  E2,428     39.1     E1,745     (0.3)    E1,750
    Intersegmental transfers.....................      34     (5.5)        36    (26.5)        49
    Sales incl. intersegmental transfers.........   2,462     38.2      1,781     (1.0)     1,799
    Income from operations.......................    (443)                195     (3.9)       203
    Special Items................................    (341)                 (3)                 (6)
    Operating margin (%).........................                        11.2                11.6
    Assets.......................................  E6,607    239.0     E1,949     12.7     E1,730
    Return on operational assets (%)               ......                10.6                12.2
    Research and development expenses............    E275     44.7       E190     (2.1)      E194

     2000 COMPARED WITH 1999

     When not accounting for AHP's crop protection business, sales volumes in the Agricultural Products division (formerly the "Crop Protection" division) were flat. Prices achieved the previous year's levels when accounting for positive currency effects. Due to the acquisition, sales rose in all regions, with total sales increasing 39.1% in 2000 to E2,428 million from E1,745 million in 1999.

     In 2000, the Agricultural Products segment incurred a loss of E443 million compared with a positive income from operations in 1999 of E195 million. The Agricultural Products business is highly seasonal, with sales and income from operations generally higher in the first half of the calendar year. Therefore, the integration of AHP's crop protection business was carried out in the second half of the year to avoid burdening our activities in key European and North American markets. As expected, the Agricultural Products segment did not perform well in South America because the integration of AHP's business was carried out in the middle of the region's growing season. Additional fixed costs as well as the amortization of goodwill and other intangible assets from the acquisition also had a negative impact on income from operations. Furthermore, for some major crops, prices of agricultural products came under substantial pressure in the face of fierce competition. The segment's loss was due primarily to special charges of E341 million. These special charges related primarily to severance payments resulting from workforce reductions, additional charges from the use of the inventory step-up to higher market values as well as the write-down of research in process.

     The segment's assets increased significantly in 2000 primarily due to the acquisition. Total assets increased to E6,607 million in 2000 from E1,949 million in 1999 due to additions to tangible fixed assets of E807 million, to intangible fixed assets, including goodwill, of E2,453 million and due to an increase in current assets. Through the acquisition, BASF obtained major production sites in the United States, France and Brazil, as well as research and development centers in the United States, United Kingdom, Brazil and Japan.

     The segment's research and development costs increased 44.7% to E275 million due to the integration of the research and development activities acquired from AHP. These activities include a research and development center in Princeton, New Jersey as well as research facilities in the United Kingdom, Brazil and Japan. Due to the acquisition, the number of the segment's research and development projects increased significantly.

     Through the acquisition of AHP's crop protection business, BASF expects to achieve annual cost savings of approximately E250 million as of 2002, with half the amount being achieved in 2001. Due to its presence in key markets and in all crop protection product groups, the Agricultural Products segment expects to strengthen its market position in all major regions and significantly increase income from operations in 2001.

     1999 COMPARED WITH 1998

     In the Crop Protection (renamed "Agricultural Products" on July 1, 2000) segment, sales to third parties remained substantially unchanged in 1999, totaling E1,745 million, despite a drop in demand, particularly in North America and Western Europe. Fungicide sales increased 4% to E549 million, although the global fungicide market decreased by approximately 5%. Herbicide sales fell 6% to E900 million in line with the global herbicide market decrease of 7%.

     In North America, low agricultural commodity prices and increased planting of genetically modified crops in 1999 increased price competition for crop protection products and the preference of farmers for low-priced, off-patent products. Despite the increase in price competition, sales of the Crop Protection segment in North America increased 5% in 1999 to E609 million. This increase was mainly due to the contribution to sales of Micro Flo, a leading supplier of generic products in the United States. BASF acquired a majority stake in Micro Flo in mid-1998. More than 70% of Micro Flo's sales are currently in the field of insecticides, growth regulators and fungicides.

     In Western and Central Europe, lower commodity prices, deteriorating economic conditions for farmers, an increase in the rate of land left uncultivated and reduced fungal diseases as a result of weather conditions in 1999 adversely affected the market for crop protection products. Due to these factors, sales of the Crop Protection segment in Western Europe and Central Europe decreased 4% in 1999 to E736 million.

     Despite a significant decrease in the South American market for crop protection products in 1999, sales in South America remained relatively stable as a result of growing fungicide sales. Sales in 1999 were E249 million as compared to E252 million in 1998.

     Income from operations decreased slightly in 1999 to E195 million from E203 million in 1998. Expenditures for research and development decreased slightly to E190 million in 1999 from E194 million in 1998 and remained approximately 11% of the Crop Protection segment's sales. As a result of research and development efforts in previous years, the Crop Protection segment launched three new herbicides in time for the 1999 growing seasons. The segment's assets increased 12.7% in 1999 to E1,949 million from E1,730 million in 1998.

HEALTH & NUTRITION: FINE CHEMICALS

                                  SEGMENT DATA
                              (EUROS IN MILLIONS)

                                                               %                   %
                                                             CHANGE              CHANGE
                                                              FROM                FROM
                                                            PREVIOUS            PREVIOUS
                                                    2000      YEAR      1999      YEAR      1998
                                                   ------   --------   ------   --------   ------
    Sales to third parties.......................  E1,763      6.2     E1,660      10.8    E1,498
    Intersegmental transfers.....................      44    (17.0)        53      23.3        43
    Sales incl. intersegmental transfers.........   1,807      5.5      1,713      11.2     1,541
    Income from operations.......................      (1)               (770)                121
    Special items................................     (50)               (829)                  2
    Operating margin (%).........................                                             8.1
    Assets.......................................  E1,368      2.2     E1,338      (8.0)   E1,455
    Return on operational assets (%)
    Research and development expenses............  E   78      1.3     E   77      16.7    E   66

     2000 COMPARED WITH 1999

     On July 1, 2000, BASF transferred the pharmaceutical active ingredients business from the Pharmaceuticals segment to the Fine Chemicals segment. The segment data for 2000 and 1999 were restated to reflect this transfer.

     In the Fine Chemicals segment, sales to third parties in 2000 rose by 6.2% to E1,763 million from E1,660 million in 1999. Sales volumes rose 5%, while positive currency effects -- primarily from the strength of the U.S. dollar -- contributed 9% to the increase in sales. Falling sales prices, above all for vitamins E, A and B(2), lowered sales by 10%. With respect to individual product lines, sales increased, in particular for feed additives, products for human nutrition and cosmetic raw materials. Sales in the pharmaceutical active ingredients business were also higher in 2000 than in 1999. Sales also increased in 2000 compared to 1999 due to changes in the scope of consolidation and due to acquisitions such as the feed premix business of Japan's Takeda Kagaku Shiryo in the third quarter of 1999. On a comparable basis, sales in the Fine Chemicals segment increased 3.8%.

     In 2000, the Fine Chemicals segment increased income from operations, posting a loss of E1 million compared with a loss of E770 million in 1999. Improving sales volumes, favorable exchange rates and an increase in the still relatively low price of lysine were not sufficient to offset a decline in prices for vitamins. Income from operations in 1999 was significantly affected by substantial special charges for fines and provisions for damage claims related to violations of antitrust laws in the vitamins business in the United States and other countries. In 2000, there were additional charges of E47 million, primarily due to the settlement with indirect purchasers of vitamins in the United States.

     In the Fine Chemicals segment, assets increased in 2000 by 2.2% to E1,368 million from E1,338 million in 1999. Additions to fixed assets included plant expansions for carotenoids, several aroma chemicals and UV absorbers as well as improvements in manufacturing processes for the production of vitamin C in Grenaa, Denmark, and lysine in Kunsan, Korea.

     In both 2000 and 1999, the research and development expenses for the Fine Chemicals segment were approximately 4.5% of sales. To strengthen its position as a leading vitamins manufacturer, BASF acquired the water-soluble vitamins business of Takeda Chemical Industries Ltd.

of Japan in January 2001. Due to the acquisition and expected growth of BASF's products, BASF expects sales in the Fine Chemicals segment to increase in 2001. However, the integration of the vitamins business of Takeda will have a negative impact on the segment's earnings in 2001.

     Obligations from violations of antitrust laws are accounted for in the Consolidated Financial Statements as liabilities or provisions if they have not already been met through payment of agreed-upon amounts. BASF has accrued provisions to account for additional charges, which are currently foreseeable. BASF cannot exclude the possibility of further charges. However, BASF believes that these charges will not have a significant effect on the profitability of the BASF Group. For additional information about these proceedings, see "Item 8. Financial Information -- Legal Proceedings" included in this Annual Report. Apart from possible special charges, BASF anticipates it will be in a position to improve earnings in this segment.

     1999 COMPARED WITH 1998

     On July 1, 2000, BASF transferred the pharmaceutical active ingredients business from the Pharmaceuticals segment to the Fine Chemicals segment. The segment data for 1999 and 1998 were restated to reflect this transfer.

     In the Fine Chemicals segment, sales to third parties rose 10.8% in 1999 to E1,660 million from E1,498 million in 1998 due to a significant increase in sales volumes, partially offset by a decline in prices. Sales increased in all markets, especially in human nutrition. Prices declined for vitamins, especially for vitamins E, A and B(2) due to increased competition from Chinese producers, and for lysine, especially in the first half of the year.

     Sales to third parties in 1999 included sales attributable to the lysine business acquired from the Korean Daesang Group, to the animal nutrition business acquired from Takeda Kagaku Shiryo, Japan, and to the worldwide Z-Cote(R) inorganic UVA (ultraviolet light) absorber business acquired from sunSmart Incorporated of the United States. Excluding the effects of these acquisitions, sales to third parties increased by approximately 6% in 1999.

     Transfers to other segments remained substantially unchanged.

     The Fine Chemicals segment incurred a loss of E770 million in 1999 compared to a positive income from operations of E121 million in 1998. The loss was due to special charges of E829 million primarily related to the violation of antitrust laws in the vitamins business in the United States and other countries. See Note 24 to the Consolidated Financial Statements for further information on the antitrust violations.

     Special charges also included an unscheduled write-down on intangible assets of the lysine business acquired in 1998 from the Daesang Group, Korea. The write-down resulted from the reassessment of the recoverability of the recorded intangible assets through future earnings. These are expected to be lower as a result of the sharp decline in the market price for lysine.

     The aforementioned price declines for vitamins and lysine also had a significant negative effect on income from operations.

     Assets in the Fine Chemicals segment decreased in 1999 by 8.0% to E1,338 million from E1,455 million in 1998 due to the aforementioned write-down of intangible assets of the lysine business.

     In both 1999 and 1998, the cost of the Fine Chemicals segment's research and development was approximately 4.5% of sales.

HEALTH & NUTRITION: PHARMACEUTICALS (DISCONTINUED OPERATIONS)

                                  SEGMENT DATA
                              (EUROS IN MILLIONS)

                                                               %                   %
                                                             CHANGE              CHANGE
                                                              FROM                FROM
                                                            PREVIOUS            PREVIOUS
                                                    2000      YEAR      1999      YEAR      1998
                                                   ------   --------   ------   --------   ------
    Sales to third parties.......................  E2,526     15.0     E2,197      18.8    E1,850
    Intersegmental transfers.....................      36      5.9         34                   1
    Sales incl. intersegmental transfers.........   2,562     14.8      2,231      20.5     1,851
    Income from operations.......................     243                 (13)   (122.0)       59
    Special items................................     (62)               (164)                 (4)
    Operating margin (%).........................     9.6                                     3.2
    Assets.......................................  E2,228     18.1     E1,887      11.2    E1,697
    Return on operational assets (%).............    11.8
    Research and development expenses............  E  468     17.9     E  397       6.1    E  374

     2000 COMPARED WITH 1999

     After receiving clearance from the Federal Trade Commission and the European Union Commission, BASF sold its pharmaceuticals business on March 2, 2001 to Abbott Laboratories Inc. of Abbott Park, Illinois. Pursuant to the requirements of U.S. GAAP, the pharmaceuticals activities are disclosed as discontinued operations as described in Item 18 under Note 2 to the Consolidated Financial Statements. For additional information on BASF's pharmaceuticals activities as discontinued operations, see also Notes 3 and 4 to the Consolidated Financial Statements in Item 18.

     On July 1, 2000 the pharmaceutical active ingredients business was transferred from the Pharmaceuticals segment to the Fine Chemicals segment. The segment data for 2000 and 1999 were restated to reflect this transfer.

     In the Pharmaceuticals segment, sales to third parties in 2000 rose 15.0% to E2,526 million from E2,197 million in 1999. Sales volumes rose approximately 4%. Positive currency effects of approximately 9%, mainly due to the strength of the U.S. dollar and an appreciation in the Japanese yen, also contributed to the increase in sales.

     Synthroid(R) - a thyroid medication that is BASF Pharma's top selling drug, Meridia(R)/Reductil(R)/ Raductil(R) (an antiobesity product), Hokunalin Patch(R) (for the treatment of asthma) and Vicoprofen(R) (for the treatment of pain) were the largest contributors to an increase in the segment's sales. Synthroid(R) was the third most dispensed prescription medication in the United States in 2000. Sales of Meridia(R)/Reductil(R)/Raductil(R), Vicoprofen(R) (without Vicodin(R)), Tarka(R), Hokunalin Patch(R) (Japan) and Ganaton(R) (Japan), which were launched between 1998 and 1999, increased by approximately 47% in 2000 to E415 million.

     Reductil(R), which contains the active ingredient sibutramine, was first launched in Germany and Switzerland in February 1999. By December 2000, Reductil(R) had already been launched in over 30 countries.

     The following table lists BASF's top selling drugs in 1999 and 2000:

                                                                           SALES    SALES    CHANGE
         BRAND NAME            ACTIVE INGREDIENT  INDICATION                2000     1999     IN %
         ----------            -----------------  ----------               -----    -----    ------
                                                                             (EUROS IN MILLIONS)
  1  Synthroid(R)              Levothyroxine      Hypothyroidism              474      397    19.4
  2  Isoptin(R)                Verapamil          Coronary heart disease,     204      204       0
                                                  hypertension,
                                                  arrhythmia
  3  Rytmonorm(R)/Rythmol(R)   Propafenone        Arrhythmia                  192      167    15.0
  4  Meridia(R)/Reductil(R)/   Sibutramine        Obesity                     188      137    37.2
     Raductil(R)
  5  Vicodin(R)/Vicoprofen(R)  Hydrocodone and    Moderate to severe pain     139      115    20.9
                               acetaminophen/
                               ibuprofen
  6  Brufen(R)                 Ibuprofen          Mild pain                    89       86     3.5
  7  Gopten(R)                 Trandolapril       Hypertension, post           77       64    20.3
                                                  myocardial infarction
  8  Hokunalin Patch(R)        Tulobuterol        Asthma and bronchitis        60       22   172.7
  9  Tarka(R)                  Verapamil/         Hypertension                 49       39    25.6
                               Trandolapril
 10  Dilaudid(R)               Hydromorphone      Severe Pain                  48       38    26.3
                                                                           ------   ------   -----
     TOTAL...............................................................   1,520    1,269    19.8
                                                                           ======   ======   =====

     Income from operations in the Pharmaceuticals segment increased to E243 million in 2000 from a loss of E13 million in 1999. Improved sales of Synthroid(R), Rytmonorm(R)/Rythmol(R) and Meridia(R)/ Reductil(R)/Raductil(R) and tight cost management of research and development, production, marketing and sales activities made a significant contribution to the rise in income from operations. A net amount of E62 million was charged to income from operations. Expenses were related to restructuring charges (mainly in Germany and the United Kingdom), to workforce reductions, the write-down of real estate belonging to Hokuriku Seiyaku Co. of Japan and the settlement of class-action lawsuits in the United States involving the medication Synthroid(R). Special income included proceeds from the divestiture of the segment's urology business in Germany and a settlement payment in a patent dispute.

     Assets of the Pharmaceuticals segment increased in 2000 by 18.1% to E2,228 million from E1,887 million in 1999.

     Effective January 1, 2001, the Pharmaceuticals segment sold its generic pharmaceuticals business with operations in Germany, France, Italy, the Netherlands, Switzerland and Spain to Biochemie GmbH, a subsidiary of Novartis.

     1999 COMPARED WITH 1998

     On July 1, 2000 the pharmaceutical active ingredients business was transferred from the Pharmaceuticals segment to the Fine Chemicals segment. The segment data for 1999 and 1998 were restated to reflect this transfer.

     In the Pharmaceuticals segment, sales to third parties in 1999 rose 18.8% to E2,197 million from E1,850 million in 1998. Sales to third parties increased in part due to the first-time consolidation of 12 BASF subsidiaries. Almost all of these subsidiaries were accounted for under the equity method in previous years. Apart from the effect of the new consolidations, sales to third parties in 1999 rose as a result of sales increases in all major markets, especially in the segment's most important markets, the United States and Japan. Sales to third parties, based on local currency amounts, increased by 17% in Japan and by 9% in the United States.

     Sales of ethical drugs rose 17.8% in 1999 to E2,140 million from E1,817 million in 1998.

     Synthroid(R) contributed the most to the increase in total ethical drug sales in 1999 with an increase in sales of 27%. In 1999, Synthroid(R) was the second most dispensed prescription medication in the United States. Sales of the recently launched products Meridia(R)/Reductil(R), Vicoprofen(R), Tarka(R), Ganaton(R) (Japan) and Hokunalin patch(R) (Japan) increased overall by 17% to E279 million in 1999.

     The following table lists BASF's top selling drugs in 1998 and 1999:

                                                                           SALES    SALES    CHANGE
         BRAND NAME            ACTIVE INGREDIENT  INDICATION                1998     1999     IN %
         ----------            -----------------  ----------               -----    -----    ------
                                                                             (EUROS IN MILLIONS)
  1  Synthroid(R)              Thyroxine          Hypothyroidism           E  313   E  397      27
  2  Isoptin(R)                Verapamil          Coronary heart disease,     214      204      (5)
                                                  hypertension,
                                                  arrhythmia
  3  Rytmonorm(R)/Rythmol(R)   Propafenone        Arrhythmia                  141      167      18
  4  Meridia(R)/Reductil(R)/   Sibutramine        Obesity                     141      137      (2)
     Raductil(R)
  5  Vicodin(R)/Vicoprofen(R)  Hydrocodone and    Moderate to severe pain     106      115       9
                               acetaminophen/
                               ibuprofen
  6  Brufen(R)                 Ibuprofen          Mild pain                    76       86      14
  7  Iruxol(R)                 Collagenase        Wound healing                64       67       5
  8  Gopten(R)                 Trandolapril       Hypertension/post            56       64      15
                                                  myocardial infarction
  9  Tarka(R)                  Verapamil/         Hypertension                 33       39      20
                               Trandolapril
 10  Dilaudid(R)               Hydromorphone      Severe Pain                  37       38       3
                                                                           ------   ------    ----
     TOTAL...............................................................  E1,182   E1,314      11
                                                                           ======   ======    ====

     Exceptional Synthroid(R) sales growth in 1999 resulted primarily from price increases, as well as from growth in prescriptions and from wholesaler stockpiling. Sales of Meridia(R)/Reductil(R)/Raductil(R) declined slightly in 1999, despite a 9% increase in the number of Meridia(R) prescriptions issued in the United States in 1999. Sales for this drug in 1998 were driven by high initial demand, which typically accompanies novel treatments entering the consumer-driven antiobesity market. The decrease also resulted from initial wholesaler stockpiling in the United States in 1998. Meridia(R)/ Reductil(R)/Raductil(R) was approved and launched in 16 additional countries in 1999.

     Intersegmental transfers in the Pharmaceuticals segment increased substantially in 1999 to E34 million from E1 million due to higher transfers to the Fine Chemicals segment, especially for the U.S. human nutrition market, where the Fine Chemicals segment markets the nutraceutical SAMe
(S-adenosylmethionine).

     Income from operations in the Pharmaceuticals segment decreased significantly to a loss of E13 million in 1999 from E59 million in 1998 due to special charges of E164 million. Special charges in 1999 relate primarily to the settlement of U.S. class action lawsuits concerning Synthroid(R). Additional compensation payments were committed to State Attorneys General in the United States and to the Institute for the Advancement of Community Pharmacy. See Note 24 to the Consolidated Financial Statements for further information on the lawsuits involving Synthroid(R).

     Further special charges resulted from provisions for several restructuring measures. The charges consist primarily of write-downs and personnel-related costs for approximately 270 employees resulting from the closure of the production site in Beeston, United Kingdom. See Note 22 to the Consolidated Financial Statements for further information on the site closure.

     An increase in sales of high margin products, such as Synthroid(R) and Rytmonorm(R)/Rythmol(R), and decreasing launch costs for Meridia(R)/Reductil(R) and Vicoprofen(R) had a significant positive effect on income from operations. Tight cost management in research and development as well as in marketing and sales also contributed positively to income from operations. The addition of 12 subsidiaries to the scope of consolidation contributed approximately E14 million to income from operations.

     Research and development costs increased in 1999 by 6.1% to E397 million from E374 million in 1998, which represents 18.1% of the segment's sales in 1999 as compared to 20.2% of sales in 1998.

     Assets of the Pharmaceuticals segment increased in 1999 by 11.2% to E1,887 million from E1,697 million in 1998 due to additions to tangible and intangible assets from several capacity expansion projects for pharmaceutical manufacturing plants and from the additions to the scope of consolidation. These capital expenditures were E101 million in 1999 as compared to E141 million in 1998.

OIL & GAS

                                  SEGMENT DATA
                              (EUROS IN MILLIONS)

                                                               %                    %
                                                             CHANGE               CHANGE
                                                              FROM                 FROM
                                                            PREVIOUS             PREVIOUS
                                                    2000      YEAR      1999       YEAR      1998
                                                   ------   --------   -------   --------   ------
    Sales to third parties.......................  E3,957     29.7      E3,051     13.6     E2,685
    Intersegmental transfers.....................     320     80.8         177    (24.7)       235
    Sales incl. intersegmental transfers.........   4,277     32.5       3,228     10.6      2,920
    Royalties....................................     276     29.0         214      4.9        204
    Sales incl. intersegmental transfers, less
      royalties..................................   4,001     32.7       3,014     11.0      2,716
    Income from operations.......................   1,310     76.8         741    168.5        276
    Special Items................................      44                  138                  19
    Operating Margin (%).........................    33.1                 24.3                10.3
    Assets.......................................  E3,540     17.9      E3,003     14.5     E2,622
    Return on operational assets (%).............    40.0                 26.3                10.8
    Research and development expenses............    E 50      6.4        E 47     (6.0)      E 50

     2000 COMPARED WITH 1999

     In the Oil & Gas segment, sales to third parties in 2000 rose 29.7% to E3,957 million from E3,051 million in 1999. This increase was achieved despite the fact that in December 1999, BASF exited the oil marketing and refinery business, which in 1999 contributed E1,020 million to BASF's sales. The year's strong improvement in sales, above all in the segment's oil and natural gas exploration and production activities, which increased by 112.7% to E2,221 million from E1,044 million in 1999, more than compensating for the discontinuation of the marketing and refinery business. The 58.1% increase in average crude oil prices in 2000 compared to 1999 and the continued strength of the U.S. dollar were the primary causes for this increase in sales. In 2000, the average price for U.K. Brent quality crude oil was $28.45 per barrel compared to $17.99 in 1999. BASF was able to increase production by 3.2% to 80.0 million barrels of oil equivalent. The sales volume for natural gas trading increased by 9.4% to 221.5 billion kilowatt hours, and this, along with higher gas prices, resulted in an increase in sales of 113.5% in 2000 to E1,725 million compared with E808 million in 1999.

     Intersegmental transfers rose in 2000 to E320 million from E177 million in 1999, mainly due to higher gas prices.

     Income from operations in the Oil & Gas segment increased by 76.8% in 2000 to E1,310 million from E741 million in 1999 due to significantly higher sales in both businesses. Special income related to completed activities from the sale of the Oil & Gas segment's refinery business in 1999. Income from operations is before income taxes on oil-producing operations in North Africa and the Middle East. These taxes are recorded as income tax expenses. For additional information, see Note 8 to the Consolidated Financial Statements in Item 18.

     Assets in the Oil & Gas segment increased 17.9% in 2000 to E3,540 million from E3,003 million in 1999. This rise was related primarily to an increase in receivables as a result of higher oil and gas prices. Additions related to fixed assets were primarily associated with development projects for exploration and production activities in Germany, the Netherlands, North Africa and Argentina.

     In the short-term, BASF expects volatility in crude oil prices followed by a stabilization in prices toward the end of the winter heating period in the Northern Hemisphere. On average, BASF estimates that crude oil prices will be lower in 2001 than in the previous year. However, BASF expects that the resulting effects on sales and earnings will be largely offset by the ongoing expansion of activities in exploration and production and in natural gas trading.

     1999 COMPARED WITH 1998

     In the Oil & Gas segment, sales to third parties rose 13.6% in 1999 to E3,051 from E2,685 in 1998, primarily due to the 41.4% increase in average crude oil prices in 1999 compared to 1998. In 1999, the average crude oil price for U.K. Brent quality crude oil per barrel was $17.99 compared to $12.72 in 1998.

     Other factors contributing to increased sales were the strength of the U.S. dollar and the first time consolidation of Wintershall Energia, Argentina, which contributed E168 million to the increase in sales. Due to this first-time consolidation, production increased by 19.4% to 77.5 million barrels of oil equivalent. Excluding the new consolidation, sales of the Oil & Gas segment increased 7.4% in 1999, and production declined by almost 7% to 60.5 million barrels of oil equivalent, mainly resulting from the imposition of strict OPEC production quotas. Sales to third parties in the oil and natural gas exploration and production business increased by 40.3% in 1999 to E1,044 from E744 in 1998, due to the aforementioned reasons. Sales to third parties in the oil marketing and refinery business increased 20.1% in 1999 to E1,152 from E959 million in 1998, due to the higher crude oil prices and a higher utilization rate at the refinery in Lingen, Germany, which had a scheduled major shutdown in 1998.

     In December 1999, BASF exited the oil marketing and refinery business by selling for cash to VEBA OEL AG, a subsidiary of VEBA AG, its Emsland refinery in Lingen, Germany together with its 15% share in ARAL AG, a retail gasoline station network in Germany. The gains from the sale of BASF's stake in ARAL are included in BASF's financial result for 1999. The gains from the sale of the refinery are included in the Oil & Gas segment's income from operations for 1999.

     Sales from natural gas distribution and trading decreased 11.6% in 1999 to E808 million from E914 million in 1998. This decrease was primarily due to lower sales in Central Europe.

     Intersegmental transfers decreased in 1999 to E177 million from E235 million in 1998 due to lower volumes of gas supplies.

     Income from operations in the Oil & Gas segment increased by 168.5% in 1999 to E741 million from E276 million in 1998. Income from operations in 1999 included gains from the sale of the refinery in Lingen, Germany, and the sale of Wintershall's operations in Canada. Income from operations in 1998 included gains from the sale of a natural gas reservoir. The increase in income from operations was also due to significantly higher income in the exploration and production business and the oil marketing and refinery business as result of the higher crude oil prices. Income from operations is before income taxes on oil-producing operations that are non-compensable with German corporate tax. See Note 8 to the Consolidated Financial Statements and "Group-1999 Compared with 1998-Net Income/Earnings Per Share."

     Assets in the Oil & Gas segment increased 14.5% in 1999 to E3,003 million from E2,622 million in 1998 due to additions to tangible fixed assets, which offset the effects of the divestitures. The additions included assets from the first time consolidation of Wintershall Energia, Argentina. Capital expenditures rose 3.8% in 1999 to E524 million from E505 million in 1998.

                        LIQUIDITY AND CAPITAL RESOURCES

     The following table sets forth the summarized cash flows of BASF in each of the last three fiscal years:

    STATEMENTS OF CASH FLOW                                        2000      1999      1998
    -----------------------                                       -------   -------   -------
                                                                      (EUROS IN MILLIONS)
    Net income..................................................  E 1,240   E 1,237   E 1,699
    Depreciation of fixed assets................................    2,929     2,690     2,289
    Changes in net current assets...............................   (1,147)      172       181
    Miscellaneous items.........................................      (30)     (844)     (425)
                                                                  -------   -------   -------
    CASH PROVIDED BY OPERATING ACTIVITIES.......................  E 2,992   E 3,255   E 3,744
    Additions to tangible and intangible fixed assets...........   (2,906)   (2,939)   (2,722)
    Acquisitions and divestitures, net..........................   (5,812)      696      (760)
    Financial investments and other items.......................     (112)      144       255
                                                                  -------   -------   -------
    CASH USED IN INVESTING ACTIVITIES...........................  E(8,830)  E(2,099)  E(3,227)
    Proceeds from capital increases.............................     (604)     (176)       27
    Changes in financial indebtedness...........................    6,660       (95)      (95)
    Dividends paid..............................................     (748)     (697)     (630)
                                                                  -------   -------   -------
    CASH USED IN FINANCING ACTIVITIES...........................  E 5,308   E  (968)  E  (698)
    Changes in cash assets affecting liquidity..................     (530)      188      (181)
    Initial cash assets and other changes.......................    1,036       802       938
                                                                  -------   -------   -------
    CASH AND CASH EQUIVALENTS AT YEAR END.......................  E   506   E   990   E   757

     2000 COMPARED WITH 1999

     Cash from Operating Activities

     Investments and acquisitions reached a record level at BASF in 2000. These capital expenditures could not be financed entirely by cash from operating activities, but instead required additions to financial indebtedness. Cash provided by net income, together with depreciation of fixed assets, increased on the previous year's figure by 6.2% to E4,169 million. Fund commitments for inventories and receivables rose due to an increase in raw material costs, which were passed along to varying degrees through higher prices for our products. These higher fund commitments could not be compensated for by an increase in accounts payable and miscellaneous short-term obligations and led to a cash outflow of E1,147 million. As a result, cash from operations in 2000 decreased 8.1% to E2,992 million from E3,255 million in 1999.

     Investing Activities

     Total cash used for investments and acquisitions in 2000 amounted to E8,830 million compared with E2,099 million in 1999. After deducting proceeds from divestitures total cash used for acquisitions amounted to E5,812 million.

     Capital expenditures for acquisitions totaled E6,117 million. Major acquisitions included:

        - the crop protection business of American Home Products Corporation;

        - the superabsorbents manufacturer Chemdal International Corporation;

        - the industrial coatings business of Rohm and Haas Co.; and

        - an equalization payment to Shell as part of BASF's contribution to the polyolefins joint venture Basell N.V.

     Proceeds from divestitures totaled E305 million. These included:

        - the sale of the Novolen(R) polypropylene technology and the Kraton(R) polymers business in the Plastics & Fibers segment; and

        - the sale of various businesses in the Pharmaceuticals segment and the Oil & Gas segment.

     Capital expenditures on tangible and intangible fixed assets decreased in 2000 to E2,906 million from E2,939 million in 1999.

     On a regional basis, capital expenditures were as follows:

        - 49% in Europe (60% in 1999);

        - 33% in North America/NAFTA (34% in 1999);

        - 4% in South America (2% in 1999);

        - 14% in Asia, Pacific Area, Africa (4% in 1999).

     In the Chemicals segment, capital expenditures rose 15.0% to E880 million in 2000 from E765 million in 1999. Major projects included:

          Europe

        - Expansion of production capacities for butanediol in Ludwigshafen, Germany.

        - Construction of a trimethylolpropane MP plant in Ludwigshafen, Germany.

        - Expansion of a plant in Ludwigshafen, Germany, for the manufacture of optically-active amines.

        - Construction of a new plant in Ludwigshafen, Germany, for the manufacture of dimethylhexanediol.

        - Start-up of a new formaldehyde plant in Ludwigshafen, Germany.

        - Expansion of a plant for the production of dinitrotoluene (a toluene diisocyanate precursor) in Schwarzheide, Germany.

        - Capacity expansion for ethylene oxide in Antwerp, Belgium.

        - Capacity expansion for complexing agents in Ludwigshafen, Germany.

          North and South America

        - Construction of a steamcracker through a joint venture with TotalFinaElf S.A., in Port Arthur, Texas.

        - Construction of new plants for hexanediol/caprolactone in Freeport, Texas.

        - Capacity expansions for ethylene oxide and glycols in Geismar, Louisiana.

        - Construction of a new plant for nonionic surfactants in Geismar, Louisiana.

          Asia

        - Construction of new plants for oxo C4 alcohols, phthalic anhydride and plasticizers in Kuantan, Malaysia.

     In the Plastics & Fibers segment, capital expenditures decreased 40% to E599 million in 2000 compared with E998 million in 1999. The largest projects were as follows:

          Europe

        - Modernization of nylon 6 production and packaging plants in Ludwigshafen, Germany.

        - Capacity expansion for ethyl benzene in Antwerp, Belgium.

        - Replacement of the ethyl benzene and styrene plants in Ludwigshafen, Germany.

        - Restructuring of polystyrene production in Ludwigshafen, Germany and Antwerp, Belgium.

          North and South America

        - Construction of a new plant to manufacture MDI (diphenylmethane diisocyanate) in Geismar, Louisiana.

        - Construction of a new plant for the manufacture of ABS
          (acrylonitrile-butadiene-styrene) in Altamira, Mexico.

        - Expansion of a polystyrene plant in Sao Jose dos Campos, Brazil.

     In the Colorants & Finishing Products segment, capital expenditures including acquisitions rose 289% in 2000 to E1260 million from E324 million in 1999. This increase was due to the completion of acquisitions. Major investment projects concluded or initiated were as follows:

          Europe

        - Expansion of the imine plant for the manufacture of vinyl formamide and polyvinylamine in Ludwigshafen, Germany.

        - Construction of a plant for the manufacture of superabsorbents in Antwerp, Belgium.

          North and South America

        - Expansion of the production capacity of acrylate and styrene/butadiene dispersions in Monaca, Pennsylvania.

        - Expansion of production capacities for paper dyes in Altamira, Mexico.

          Asia

        - Construction of an acrylic acid complex in Kuantan, Malaysia.

        - Expansion of the dispersions plant in Shanghai, China.

     In the Agricultural Products segment, capital expenditures increased to E3,260 million in 2000 from E93 million in 1999. Major capital expenditures were related to the acquisition of the crop protection business of American Home Products. Additional capital expenditures included the construction of production capacities for the manufacture of the new F 500(R) fungicide from the strobilurine class of active ingredients in Schwarzheide, Germany.

     In the Fine Chemicals segment, BASF invested E83 million in 2000 compared to E87 million in 1999 on capital expenditures. The most important investment projects included the expansion of production capacities for the manufacture of Uvinul(R) MC 80, plant expansions for carotenoids and aroma chemicals in Ludwigshafen, Germany, as well as improvements in manufacturing processes for the production of vitamin C in Grenaa, Denmark, and lysine in Kunsan, Korea.

     In the Pharmaceuticals segment, capital expenditures increased to E121 million from E101 million in 1999.

     In the Oil & Gas segment, we invested E267 million compared with E524 million in 1999. Development of the A6/B4 field in the German North Sea accounted for a large share of these investments.

     Capital expenditures on financial assets and securities amounted to E840 million, which was E38 million less than in 1999. These expenditures included in particular:

        - Capital expenditures for the construction of a propylene plant in Tarragona, Spain, which is being built by BASF SONATRACH Propanchem S.A. -- a joint venture company with the Algerian oil and gas company SONATRACH, in which BASF has a 51% stake.

        - Capital expenditures for the construction of a styrene monomer and propylene oxide plant, which is being built by ELLBA Eastern (Private) Ltd. -- a joint venture company with Shell in Singapore in which BASF has a 50% stake.

        - Capital expenditures for the new joint venture company with NOF Corporation of Tokyo, Japan.

     A cash outflow of E840 million for additions to financial assets and securities compared with a cash inflow of E728 million for proceeds from the disposal of fixed assets and securities as well as the repayment of loans resulted in a net cash outflow of E112 million.

     Financing Activities

     BASF assumed additional financial indebtedness of E6,660 million to finance acquisitions and investments. This included the issue of a E1,250 million, 5.75% Euro Bond of BASF Aktiengesellschaft 2000/2005 as well as the issue of E4,075 million through several commercial paper facilities denominated in euros and U.S. dollars as well as commercial paper facilities denominated in British pounds and Swiss francs associated with the euro swap.

     At year-end, financial indebtedness totaled E7,892 million and was denominated in the following currencies:

        - U.S. dollars: 62.2% (1999: 55.4%),

        - Euros: 25.4% (1999: 9.3%),

        - Renminbi: 2.8% (1999: 14.2%).

     In 2000, dividend payments to shareholders for the fiscal year 1999 totaled E695 million (1999: E693 million) or E1.13 per share (1999: E1.12). BASF spent E700 million on the buy-back of its shares. The exercise of warrants led to a cash inflow of E36 million, while a cash inflow of E59 million related to payments by PETRONAS, BASF's partner in the joint venture company BASF PETRONAS Chemicals.

     Cash and Cash Equivalents

     Cash and cash equivalents decreased by E484 million.

     Marketable securities were reduced by E153 million to E364 million. Total liquid funds decreased to E870 million in 2000 from E1,508 million in 1999. Their share of total assets was 2.3% in 2000, compared with 5.0% in 1999.

     Change in Assets

     Total assets increased in 2000 by E8,548 million to E38,557 million primarily as a result of acquisitions. An increase in raw material costs and higher prices for BASF's products led to a rise in current assets. Currency translation effects from the rise in the U.S. dollar also led to an increase on the balance sheet. The equity ratio declined from 47.1% to 37.1%. Long-term liabilities as a share of stockholders' equity and liabilities was 23.5% compared with 25.1% in 1999. Short-term liabilities accounted for 39.4% of stockholders' equity and liabilities compared with 27.8% in 1999.

     Commitments for Investments

     For 2001, BASF is planning capital expenditures of approximately E3.0 billion (excluding the pharmaceuticals business) mainly to expand existing production facilities. See "Item 4. Information on the Company" for further information on these projects.

     Major projects by segment include:

          Chemicals

        - Completion of a steamcracker in Port Arthur, Texas.

        - Ongoing construction of a new propylene plant in Tarragona, Spain.

        - Continued expansion of the production site in Kuantan, Malaysia for oxo C4 alcohols and plasticizers with the construction of a new plant for butanediol.

        - Additional capacity for PTHF in Ludwigshafen, Germany.

        - Capacity expansion for neopentylglycol in Freeport, Texas.

        - Capacity expansion for ethylene oxide in Ludwigshafen, Germany and Geismar, Louisiana.

          Plastics & Fibers

        - Replacement of ethyl benzene/styrene plants in Ludwigshafen, Germany.

        - Construction of a new plant to manufacture ethyl benzene in Antwerp, Belgium.

        - Construction of a new plant to manufacture Styrolux(R) in Antwerp, Belgium.

        - General refurbishment and expansion of nylon 6 production in Ludwigshafen, Germany.

        - Ongoing construction of a new plant for propylene oxide and styrene in Singapore.

        - Replacement of an old plant with a modern plant for the production of TDI (toluene diisocyanate) in Geismar, Louisiana.

          Colorants & Finishing Products

        - Construction of a new plant for superabsorbents in Antwerp, Belgium.

        - Construction of a new plant for vinyl formamide and polyvinylamine in Ludwigshafen, Germany.

        - Construction of a new plant for dispersions in Hamina, Finland.

          Agricultural Products

        - Ongoing construction of a new plant to manufacture the F 500(R) fungicide in Schwarzheide, Germany.

        - Construction of a new research center for agricultural products in Limburgerhof, Germany.

        - Construction of new plants to manufacture the fungicides BAS 510 F and BAS 505 F in Guaratingueta, Brazil.

          Fine Chemicals

        - Expansion of a plant to manufacture vitamin E in Ludwigshafen, Germany.

        - Expansion of a plant to manufacture Lysmeral(R) in Ludwigshafen, Germany.

          Oil & Gas

        - Expansion of existing reserves (field development).

        - Optimizing production in North Africa.

        - Developing existing reserves in the northern German Mittelplate field.

        - Developing existing reserves in Argentina's Canadon Alpha field.

     In March 2001, BASF realized $6.9 billion from the sale of its pharmaceuticals business. The proceeds from the sale will partly be used to reduce BASF's short-term financial indebtedness and for the further buy-back of BASF shares.

     On March 8, 2000, BASF Aktiengesellschaft announced its intention to buy back BASF shares over the following months for a total purchase price of up to E2 billion. As of December 31, 2000, BASF Aktiengesellschaft had bought back 15,856,500 BASF shares, or 2.6% of the outstanding BASF shares, for a total purchase price of E700 million or E44.13 per share. See Note 18 in the Consolidated Financial Statements for further information on the share repurchase.

     BASF expects that the cash flow from operating activities in 2001 will be sufficient to fund BASF's planned capital expenditure program of approximately E3.0 billion and its working capital requirements. In addition, BASF has established a global commercial paper program of up to $5.0 billion to fund temporary financing requirements.

     At the Annual Meeting on April 29, 1999, BASF shareholders authorized the Board of Executive Directors to increase BASF's subscribed capital by up to E500 million with the issuance of new shares. See Note 18 to Consolidated Financial Statements for further information. BASF has no current plans to issue new shares.

     1999 COMPARED WITH 1998

     Cash from Operating Activities

     The primary source of liquidity for BASF in 1999 and 1998 was cash provided by operating activities. Cash from operations decreased 13.1% in 1999 to E3,255 million from E3,744 million in 1998. The cash outflow in 1999 from the change in receivables and inventories was E1,545 million, while in 1998 there was a cash inflow from the change in receivables and inventories of E430 million. The cash outflow in 1999 was more than offset by cash inflows from an increase of E1,717 million in accounts payable, trade and other accrued liabilities. In 1999, cash generated from operating activities included E299.1 million from the sale of accounts receivable.

     Investing Activities

     Total capital investments, including acquisitions and investments in financial assets, decreased 13.4% in 1999 to E4,214 million from E4,868 million in 1998.

     Cash used for investing activities, after deducting income from divestitures, decreased 35.0% to E2,099 million from E3,227 million in 1998. As discussed below, this decrease was primarily due to higher proceeds from divestitures and significantly lower spending for acquisitions, partially offset by the higher capital expenditures on tangible and intangible fixed assets. The additions to tangible and intangible assets included:

        - plant construction in the Chemicals segment,

        - plant construction and acquisitions in the Plastics & Fibers segment,

        - plant construction in the Colorants & Finishing Products segment,

        - plant construction in the Crop Protection (renamed "Agricultural Products" on July 1, 2000) segment, and

        - natural gas pipeline expansions and expenditures on oil and gas exploration in the Oil & Gas segment.

     Capital expenditures on tangible and intangible fixed assets rose 8.0% in 1999 to E2,939 million from E2,722 million in 1998. Further additions of E397 million were the result of acquisitions in 1999 as compared to E969 million in 1998.

     Spending in Europe in 1999 accounted for 60% of total spending compared with 56% in 1998. In North America, spending rose to 34% of total capital expenditures compared with 29% in 1998. In the Asia, Pacific Area, Africa region, spending declined to 4% of total capital expenditures compared with 6% in 1998. Spending in South America remained generally unchanged at 2%.

     In the Chemicals segment, capital expenditures rose 30.0% to E763 million in 1999 compared with E587 million in 1998. Capital expenditures included:

        - the start-up of a new acetylene plant in Geismar, Louisiana;

        - the ongoing construction of a steamcracker with BASF's partner, TotalFinaElf S.A., in Port Arthur, Texas;

        - the completion of the aromatics extraction unit within BASF's steamcracker in Antwerp, Belgium;

        - the expansion of production sites for formaldehyde, butanediols and optically active intermediates in Ludwigshafen, Germany;

        - the start-up of a new butanediol/tetrahydrofurane plant in Ulsan, Korea;

        - expanding capacities of methylamines and butylamines in Ludwigshafen, Germany;

        - expanding capacities of ethylamines in Antwerp, Belgium; and

        - expanding capacities of polytetrahydrofuran in Geismar, Louisiana.

     Capital contributions made for the construction of production plants to manufacture syngas, oxo alcohols, phthalic anhydride and plasticizers at the Verbund site in Kuantan, Malaysia are not included in these capital expenditures.

     In the Plastics & Fibers segment, capital expenditures rose 33.8% to E998 million in 1999 compared with E746 million in 1998. The main additions to tangible assets in 1999 were as follows:

          Europe

        - Construction of a new TDI (toluene diisocyanate) plant in Schwarzheide, Germany.

        - Expansion of production capacity for PBT (polybutylene terephthalate) in Schwarzheide, Germany for BASF's joint venture with GE Plastics.

        - Streamlining polyethylene production and construction of a new plant for PE-HD (high-density polyethylene) in Wesseling, Germany, for the BASF's polyolefins operations (through the Elenac joint venture).

        - Construction of a new plant for PE-LD (low-density polyethylene) in Berre, France (through the Elenac joint venture).

        - Expansion of the production capacities of the polyether polyols plant in Antwerp, Belgium.

        - Expansion of the nylon 6 polymerization unit in Antwerp, Belgium.

          North and South America

        - Expansion of production sites for compounding engineering plastics in Wyandotte, Michigan.

        - Expansion of the caprolactam plant in Freeport, Texas.

        - Construction of an additional plant to manufacture MDI
          (diphenylmethane diisocyanate) in Geismar, Louisiana.

        - Construction of a new styrene copolymers plant in Altamira, Mexico

          Asia

        - Construction of new compounding sites in Pasir Gudang, Malaysia.

        - Expansion of the polystyrene plant in Nanjing, China for BASF's joint venture, Yangzi-BASF Styrenics.

     Not included are the capital contributions made to ELLBA Eastern, Singapore, a joint venture between BASF and Shell, for the construction of production sites to manufacture styrene monomer and propylene oxide in the Engineering Plastics division.

     In the Colorants & Finishing Products segment, capital expenditures decreased by 6.9% in 1999 to E324 million from E348 million in 1998. The major projects concluded or initiated were as follows:

          Europe

        - Construction of new plants for the manufacture of polymer dispersions in Ludwigshafen, Germany.

        - Construction of new plants for the manufacture of vinyl formamide and polyvinylamines for paper chemicals in Ludwigshafen, Germany.

        - Expansion of capacities to manufacture yellow pigments in Ludwigshafen, Germany.

          North and South America

        - Expansion of the production capacity to manufacture acrylate and styrene/butadiene dispersions in Monaca, Pennsylvania.

        - Construction of a new powder coatings production plant in Morganton, North Carolina.

        - Construction of a new plant to manufacture paper dyes in Altamira, Mexico.

        - Construction of a new plant to manufacture butyl acrylate in Guaratingueta, Brazil.

          Asia

        - Construction of a new plant to manufacture acrylate dispersions in Shanghai, China.

     Not included are the capital contributions of E153 million made to BASF Petronas for the construction of the acrylate complex at the Verbund site in Kuantan, Malaysia.

     In the Pharmaceuticals segment, capital expenditures decreased to E115 million from E169 million in 1998. Capital expenditures consisted of modernizing and expanding pharmaceutical manufacturing plants.

     In the Fine Chemicals segment, capital expenditures decreased to E73 million from E586 million in 1998. Capital expenditures included expanding production capacities for the citral and Lysmeral(R) fragrances, the expansion of the production capacity for carotenoids and the construction of a new plant for the ultraviolet light absorber, Uvinul(R).

     In the Agricultural Products segment, capital expenditures decreased to E93 million from E247 million in 1998. The major capital expenditures included:

        - the start-up of a new production plant for the formulation of fungicides in Tarragona, Spain;

        - the start-up of a production plant to manufacture a precursor for a new grass herbicide in Ludwigshafen, Germany;

        - the construction of production facilities to manufacture a new rice herbicide in Ludwigshafen, Germany; and

        - the construction of a production plant to manufacture a precursor for strobilurin fungicides in Ludwigshafen, Germany.

     In the Oil & Gas segment, capital expenditures rose 3.8% to E524 million from E505 million in 1998, primarily due to the completion of the JAGAL gas connection line that links Russian gas reserves from the Yamal peninsula in Siberia to WINGAS's pipeline network system in Western Europe and to expenditures for oil and gas exploration in Germany, North Africa/Middle East and Argentina.

     See "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects -- Results of Operations" for more information on individual projects.

     In 1999, proceeds from divestitures were E1,094 million resulting primarily from the sale of the oil marketing and refinery business and the sale of the COMPO(R) specialty fertilizers business.

     See "Item 1. Description of Business" and "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations" for more information on these divestitures.

     Proceeds from the sale of financial assets and securities amounted to E980 million in 1999. Cash used for investments in financial assets and securities was E878 million, resulting in an excess cash inflow in 1999 of E102 million. The investments in financial assets included the acquisition of a 40% ownership stake in the Swedish seed company Svalof Weibull AB, within the Crop Protection segment as well as capital contributions of E153 million to the joint venture BASF Petronas Chemicals Sdn. Bhd Malaysia/BASF Services Malaysia for the Verbund site in Kuantan, Malaysia.

     Further proceeds were realized from the sale of tangible and intangible fixed assets of E42 million compared to E92 million in 1998.

     Financing Activities

     Financing activities resulted in a cash outflow of E968 million in 1999, an increase of E270 million compared to 1998. The increase was primarily attributable to BASF's share buy-back program which accounted for E256 million of this amount. The exercise of warrants from the 3% U.S. Dollar Option Bonds of BASF Finance Europe 1986/2001 led to a cash inflow of E80 million. Dividend payments to BASF shareholders amounted to E693 million as compared to E537 million in 1998. Dividends per share in 1999 were E1.13, compared with E1.12 in 1998.

     The cash outflow from the repayment of financial indebtedness exceeded the cash inflow from additional financial indebtedness by E95 million in 1999. A major component of the repayment was the redemption of the 7% U.S. Dollar Bonds of BASF Finance Europe 1992/1999 with a value of $200 million.

     Total financial indebtedness for 1999 amounted to E1,294 million, a decrease of 1.7% compared to 1998. Approximately 55.4% of the financial indebtedness was denominated in U.S. dollars in 1999, compared to 59% in 1998. Approximately 14.2% was denominated in Chinese renminbi, compared to 12.2% in 1998. Approximately 9.3% was denominated in euros, compared to 15.2% in 1998.

     Short-term borrowing accounted for 27.8% of total liabilities and equity in 1999 compared with 24.6% in 1998.

     At the end of 1999, BASF had E497 million in unused credit lines. The credit lines are cancelable at the option of either the bank or BASF. In addition, to support BASF's anticipated level of commercial paper issuances, various banks have committed backup lines of credit in the amount of E719 million for BASF's global commercial paper program, which was established in July 1999 and allows BASF to issue commercial paper in an amount up to US$2.3 billion. BASF can also draw on these lines when there is no commercial paper outstanding.

     Cash and Cash Equivalents

     The decrease of cash used in investing activities, which was partially offset by a decrease in cash from operating activities and an increase of each used for financing activities, led to an increase of E188 million in cash and cash equivalents.

     Marketable securities decreased to E518 million in 1999 from E745 million in 1998. Total liquid funds increased to E1,508 million in 1999 from E1,503 million in 1998. Their share of total assets was 5.0% in 1999, compared to 5.6% in 1998.

     Commitments for Investments

     At the end of 1999, BASF planned to spend about E2.5 billion on investments during 2000. BASF plans to maintain spending at 2000 levels during 2001. Funds are to be used to build new production plants and to expand existing production sites. See "Item 4. Information on the Company" for further information on these projects. The Chemicals segment accounts for the largest share of capital expenditures.

     Major commitments for capital expenditures by segment in 2000 are as follows:

          Chemicals

        - Ongoing construction of a steamcracker in Port Arthur, Texas.

        - Construction of a new propylene plant in Tarragona, Spain.

        - Construction of new plants to manufacture hexanediol and caprolactone in Freeport, Texas.

        - Ongoing construction of new oxo alcohols and plasticizers production sites in Kuantan, Malaysia.

        - Additional capacity for the production of surfactants in Geismar, Louisiana.

        - Additional capacity for butanediol in Ludwigshafen, Germany.

        - Additional capacity for neopentylglycol in Freeport, Texas.

        - Additional capacity for ethylene oxide and glycols in Geismar, Louisiana.

          Colorants & Finishing Products

        - Ongoing construction of plants for acrylic acid in Kuantan, Malaysia.

        - Construction of a new plant for superabsorbents in Antwerp, Belgium.

        - Construction of a new plant for vinyl formamide in Ludwigshafen, Germany.

        - Ongoing activities to add capacity for dispersions in Ludwigshafen, Germany.

          Plastics & Fibers

        - Additional capacity for the production of MDI in Geismar, Louisiana.

        - Construction of a new plant for polyethylene in Berre, France.

        - Construction of a new plant for polyethylene in Wesseling, Germany.

        - Construction of a new plant for polypropylene in Tarragona, Spain.

        - Ongoing construction of a new plant for propylene oxide and styrene in Singapore.

        - Additional capacity for the production of TDI in Schwarzheide, Germany.

        - Construction of a new plant for the production of TDI in Geismar, Louisiana.

        - Construction of new plants to manufacture ethyl benzene and styrene in Ludwigshafen, Germany.

        - Additional capacity for ethyl benzene in Antwerp, Belgium.

        - Construction of new plants for nylon 6 in Ludwigshafen, Germany.

        - Expansion of EPS (expandable polystyrene) production capacity in Guaratingueta, Brazil.

        - Additional capacity for the production of HIPS in Sao Jose dos Campos, Brazil.

        - Construction of a new plant for TDI in Yosu, Korea.

        - Additional capacity for the production of MDI in Yosu, Korea.

        - Additional capacity for the production of polyether polyols in Ulsan, Korea.

          Agricultural Products

        - Construction of new production sites to manufacture a new fungicide from the strobilurin class of active ingredients in Schwarzheide, Germany.

          Oil & Gas

        - Expansion of pipelines, especially the JAGAL gas connection line, that links Russian gas reserves from the Yamal peninsula in Siberia to WINGAS's pipeline network system in Western Europe.

        - Participation in the construction of the Cruz del Sur pipelines, connecting Buenos Aires, Argentina to Montevideo, Uruguay.

        - Participation in the exploration of the first German offshore gas field in the German sector of the North Sea.

     In addition to the above described projects, further commitments include the replacement of tangible assets, the restructuring of related investments and additions to existing capacities in the normal course of BASF's businesses.

                   EXCHANGE RATE EXPOSURE AND RISK MANAGEMENT

     BASF transacts its business in many currencies other than the German mark and the euro. Although about 22% of BASF's 2000 sales, about 24% of BASF's 1999 sales and about 25% of 1998 sales were to customers in Germany, about 44% of 2000 sales, about 42% of 1999 sales and about 40% of 1998 sales were to customers outside Europe. Moreover, about 38% of BASF's 2000 sales, about 35% of BASF's 1999 sales and about 33% of 1998 sales were attributable to BASF operations conducted outside Europe.

     As a result of BASF's foreign currency exposure, exchange rate fluctuations have a significant impact in the form of both translation risk and transaction risk on BASF's Consolidated Financial Statements. Translation risk is the risk that BASF's Consolidated Financial Statements for a particular period or as of a certain date may be affected by changes in the prevailing rates of the various currencies of the reporting subsidiaries against the German mark and the euro. Transaction risk is the risk that the currency structure of BASF's costs and liabilities deviates to some extent from the currency structure of BASF's sales proceeds and assets.

     The effect of exchange rate fluctuations on BASF's income from operations for 2000, 1999 and 1998 is shown in BASF's Consolidated Financial Statements under the line items "Other operating income" and "Other operating expense." See
Note 5 and 6 to the Consolidated Financial Statements for further information. The net effect of exchange rate fluctuations on BASF's income from operations amounted to a net loss of E150.7 million in 2000, a net gain of E36.7 million in 1999 and a net loss of E164.1 million in 1998. The difference between 2000 and 1999 and the difference between 1999 and 1998 was primarily due to the higher U.S. dollar in comparison with the euro and German mark.

     Foreign currency translation adjustments had a positive effect of E112.5 million on stockholders' equity in 2000 primarily due to the strengthening of the U.S. dollar. Foreign currency translation adjustments had a positive effect of E509.8 million on stockholders' equity in 1999 primarily due to the strengthening of the U.S. dollar and the Japanese yen in 1999 compared to 1998. Foreign currency translation adjustments had a negative effect of E160.8 million on stockholders' equity in 1998 primarily due to the weakening U.S. dollar in 1998.

     Exchange rate risk management is centralized at BASF Aktiengesellschaft and is conducted by BASF divisions designated for this purpose. BASF bases its foreign exchange risk management generally on exposures derived from receivables and payables already accounted for. Planned sales revenues or expenses are only considered if such data is based on fixed contracts. To calculate the exchange rate exposure in a particular currency, receivables and payables are netted first. Generally receivables exceed payables resulting in substantial net exposures in U.S. dollars, the British pound and the Japanese yen.

     To mitigate the impact of currency exchange rate fluctuations, the remaining exposure to currency risk is assessed on a daily basis. BASF applies a selective hedging strategy in that a varying portion of the exposure in each currency is hedged based on forecasts of the exchange rate development versus the euro. In this respect, forward exchange contracts with a term of several weeks to six months or currency options with a term of usually one month are concluded to match the term of the hedging instruments with the term of the underlying positions.

     In 2000, BASF's hedging transactions have been aimed primarily at minimizing exchange rate risks against the U.S. dollar, the British pound, the Japanese yen, the Singapore dollar and the Mexican peso. See "Item 11. Quantitative and Qualitative Disclosure About Market Risk" and Note 26 to the Consolidated Financial Statements for further information.

                            RESEARCH AND DEVELOPMENT

     BASF's research and development activities are aimed at developing new and improved products, finding new applications for existing products and developing cost-efficient and environmentally responsible manufacturing processes.

     BASF spent E1.53 billion on research and development activities in 2000 compared with E1.33 billion in 1999 and E1.31 billion in 1998. The company spends approximately 50% of its research budget on developing new products, and another 20% on improving existing products. Developing new and improved processes accounts for about 25% of spending, while 5% is spent on discovering new research methods and technologies. BASF spends 65% of its annual research budget in Germany, 25% in North America, 6% in other European countries and 4% in Asia.

     BASF employs about 10,000 people worldwide in various research and development activities. About 7,000 employees are involved in research and development work in Ludwigshafen, making the city one of the world's largest research centers in the chemical industry.

     The center in Ludwigshafen and a number of decentralized research sites worldwide form an efficient network that makes an important contribution to BASF's Verbund approach to integration. BASF's four main research divisions in Ludwigshafen support the company's global activities. BASF carries out product and market-related development worldwide in close cooperation with customers and joint-venture partners.

     More than half of BASF's research spending is devoted to the area of health and nutrition, where BASF is expanding its activities. The Limburgerhof Agricultural Center in Germany and agricultural research stations around the world develop agricultural products. BASF conducts its own biotechnology research and is also involved in various biotechnology research joint ventures. Over the next ten years, BASF plans to spend a total of E700 million on research and development activities in plant biotechnology. The activities are concentrated in BASF Plant Science GmbH, which currently employs about 200 people worldwide.

     BASF conducts its research activities through more than 800 cooperation agreements with universities, research institutes and industrial partners in many countries worldwide and through various research joint ventures.

PATENTS

     BASF puts great emphasis on obtaining patents, trademarks, copyrights and designs to protect its investment in research and development. The company seeks the optimum protection for significant product and process developments. BASF's patents are protected in 14 countries on average and, at a minimum, in those countries that are most relevant to the product or process involved. This protection is crucial in the chemicals industry because profit margins often depend on implementing state-of-the-art technology protected by patents. BASF vigorously enforces its patents and trademarks.

     A number of major products and manufacturing processes no longer have patent protection. BASF believes that the expiration of patent protection for these established products and processes generally has not had a significant adverse impact on the company.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     In accordance with the German Stock Corporation Act (Aktiengesetz), BASF Aktiengesellschaft has a Board of Executive Directors (Vorstand) and a Supervisory Board (Aufsichtsrat). The two Boards are separate, and no individual may simultaneously be a member of both Boards.

     The Board of Executive Directors is responsible for managing the business of BASF Aktiengesellschaft in accordance with the German Stock Corporation Act and BASF Aktiengesellschaft's Articles of Association. It also represents the company in its dealings with third parties and in court.

     The principal function of the Supervisory Board is to appoint and supervise the Board of Executive Directors. The Supervisory Board may not make management decisions, but BASF's Articles of Association or the Supervisory Board itself may require the prior consent of the Supervisory Board for certain types of transactions. The Supervisory Board assumes the function of an audit committee in its role as supervisor of the Board of Executive Directors.

     Members of both the Board of Executive Directors and the Supervisory Board owe a duty of loyalty and care to BASF Aktiengesellschaft. In exercising these duties, the applicable standard of care is that of a diligent and prudent businessperson. Members of both Boards must take into account a broad range of considerations when making decisions, including the interests of BASF Aktiengesellschaft, its shareholders, employees and creditors and, to a certain extent, the interests of society. The members of the Board of Executive Directors and the Supervisory Board are personally liable to BASF Aktiengesellschaft for breaches of their duties of loyalty and care.

BOARD OF EXECUTIVE DIRECTORS

     The number of members of the Board of Executive Directors is determined by the Supervisory Board, subject to a minimum number of two members. BASF Aktiengesellschaft's Board of Executive Directors currently has eight members.

     Pursuant to the Memorandum and Articles of Association of BASF Aktiengesellschaft, any two members of the Board of Executive Directors or one member and the holder of a special power of attorney (Prokura) may bind the company.

     The Board of Executive Directors must report regularly to the Supervisory Board on the current business of BASF Aktiengesellschaft, on the company's business policies and other fundamental matters regarding the future conduct of the company's business, on the company's profitability, particularly on its return on equity, as well as on any exceptional matters that may arise from time to time. The Supervisory Board is also entitled to request special reports at any time.

     The Supervisory Board appoints members to the Board of Executive Directors for a maximum term of five years. Members of the Board of Executive Directors may be re-appointed or have their terms extended for one or more terms of no more than five years.

     Under certain circumstances, such as a serious breach of duty or a bona fide vote of no confidence by a majority of votes at a shareholders' meeting, a member of the Board of Executive Directors may be removed by the Supervisory Board prior to the expiration of his or her term. A member of the Board of Executive Directors may not deal with or vote on matters relating to proposals, arrangements or contracts between that member and the company.

     The Articles of Association of BASF Aktiengesellschaft require decisions of the Board of Executive Directors to be made by a simple majority unless the law requires a larger majority. In case of a tie, the vote of the chairman of the Board is decisive.

     The following table lists the current members of the Board of Executive Directors, their ages as of December 31, 2000, and the years in which they were first appointed to the Board:

DR. JURGEN F. STRUBE

Age: 61........................  First year appointed: 1985         Year term expires: 2003

     Professional career

    1969                             Joined Finance department of BASF Aktiengesellschaft
    1970                             Worked at BASF Antwerp, Belgium, and in BASF
                                     Aktiengesellschaft's Logistics division
    1974                             Assigned to BASF Brasileira S.A., Sao Paulo, Brazil,
                                     responsible for the company's logistics and administrative activities, and later on also for the company's chemicals
                                     and plastics
    1980                             Head of Glasurit do Brasil Ltda.
    1982                             President of the Brazil regional division
    1985                             Appointed to the Board of Executive Directors and based in the United States, responsible for Information Systems,
                                     Fiber Products and the North America regional division
    1988                             Member of the Board of Executive Directors and based in
                                     Ludwigshafen, Germany, responsible for the Plastic Foams,
                                     Polyolefins and PVC divisions, as well as the Brazil and
                                     Latin America regional divisions
    1990                             Appointed Chairman of the Board of Executive Directors

     Position & Main Areas of Responsibility

     Chairman of the Board of Executive Directors

     Memberships on Supervisory Boards

    Since 1990                       Allianz Lebensversicherungs-AG, Stuttgart, Germany
    Since 1996                       Hochtief AG, Essen, Germany
    Since 1998                       Commerzbank AG, Frankfurt, Germany
    Since 1998                       Hapag-Lloyd AG, Hamburg, Germany
    Since May 2000                   Linde AG, Wiesbaden, Germany
    Since Dec. 2000                  Bertelsmann AG, Gutersloh, Germany

MAX DIETRICH KLEY

Age: 60........................  First year appointed: 1990         Year term expires: 2003

     Professional career

    1969                             Joined the Legal department of BASF Aktiengesellschaft
    1977                             Head of the Tax department
    1982                             Chief Executive Officer of Gewerkschaft Auguste Victoria,
                                     Marl, Germany
    1987                             President of the Energy and Coal division
    1990                             Appointed to the Board of Executive Directors
    1999                             Appointed Deputy Chairman of the Board of Executive
                                     Directors

     Position & Main Areas of Responsibility

     Deputy Chairman and Chief Financial Officer -- Finance, Oil and Gas, Coatings, Raw Materials Purchasing, Eastern Europe, West Asia, Africa regional division

     Memberships on Supervisory Boards

    Since 1990                       Bayerische Hypo- und Vereinsbank AG, Munich, Germany
    Since 1992                       Gerling-Konzern Speziale
                                     Kreditversicherungs-Aktiengesellschaft, Cologne, Germany
    Since 1993                       Landesbank Rheinland-Pfalz, Mainz, Germany
    Since 1995                       Lausitzer Braunkohle AG, Senftenberg, Germany
    Since 1995                       Mannesmann Demag Krauss Maffei AG, Munich, Germany
    Since Oct. 2000                  Basell N.V., Hoofddorp, the Netherlands
    Since Nov. 2000                  RWE Plus AG, Essen, Germany

HELMUT BECKS

Age: 56........................  First year appointed: 1996         Year term expires: 2001

     Professional career

    1971                             Joined BASF in October 1971 and initially worked in
                                     instrumentation in the Works Engineering division
    1988                             Head of the Electrical Engineering department
    1991                             President of BASF AG Site Engineering
    1994                             President of the BASF Group's South East Asia/Australia
                                     regional division headquartered in Singapore
    1996                             Appointed to the Board of Executive Directors
    1997                             Appointed Ludwigshafen Site Director

     Position & Main Areas of Responsibility

     Director -- Asia region, Corporate Engineering

     Memberships on Supervisory Boards

    Since July 2000                  Hannoversche Lebensversicherung a.G., Hanover, Germany

DR. JOHN FELDMANN

Age: 51........................  First year appointed: 2000         Year term expires: 2004

     Professional career

    1988                             Joined BASF Aktiengesellschaft in product management for
                                     detergent additives
    1990                             Group Leader, Strategic Planning
    1993                             Vice President, Strategic Planning department
    1996                             Delegate to BASF South East Asia Regional Headquarters and
                                     President, South East Asia/Australia regional division
                                     headquartered in Singapore
    1999                             Head of cross-divisional negotiating teams, Ludwigshafen
    2000                             Appointed member of the Board of Executive Directors

     Position & Main Areas of Responsibility

     Director -- Styrenic Polymers, Performance Polymers, Polyurethanes, Polymer Research

     Memberships on Supervisory Boards

    Since Oct. 2000                  Basell N.V., Hoofddorp, the Netherlands

DR. JURGEN HAMBRECHT

Age: 54........................  First year appointed: 1997         Year term expires: 2002

     Professional career

    1976                             Joined BASF Aktiengesellschaft's Polymers Laboratory,
                                     responsible for polystyrene, styrenic copolymers and
                                     polyphenylene ethers
    1985                             Head of Research and Purchasing at Lacke und Farben AG,
                                     Munster, Germany (now BASF Coatings AG)
    1990                             President, Engineering Plastics division
    1995                             President, East Asia division and based in Hong Kong
    1997                             Appointed member of the Board of Executive Directors

     Position & Main Areas of Responsibility

     Director -- Inorganics, Petrochemicals, Intermediates, Research & Engineering Chemicals, Head of the sites in Antwerp, Belgium and Schwarzheide, Germany

     Memberships on Supervisory Boards

    May 1999 -- May 2000             Deutsche Gesellschaft fur Kunststoff-Recycling mbH, Cologne,
                                     Germany (Chairman)
    Since 2000                       Bilfinger + Berger Bauaktiengesellschaft, Frankfurt, Germany
    Since Oct. 2000                  Basell N.V., Hoofddorp, the Netherlands

DR. STEFAN MARCINOWSKI

Age: 47........................  First year appointed: 1997         Year term expires: 2002

     Professional career

    1979                             Joined BASF Aktiengesellschaft's Main Laboratory to work in biotechnological research
    1986                             Liaison officer to the Chairman of the Board of Executive
                                     Directors
    1988                             Senior Vice President, Public Relations department
    1992                             Vice-Presidente Executivo BASF Brasileira S.A., Sao Paulo,
                                     Brazil
    1995                             President, Plastic Foams & Reaction Resins division
    1997                             Appointed member of the Board of Executive Directors

     Position & Main Areas of Responsibility

     Director and Research Executive Director -- Functional Polymers, Performance Chemicals, South America regional division

PETER OAKLEY

Age: 47........................  First year appointed: 1998         Year term expires: 2003

     Professional career

    1977                             Joined Economics department of BASF Aktiengesellschaft
    1980                             Financial controller within the Southeast Asia Regional
                                     division
    1984                             Head of Finance, Administration and Logistics at BASF China
                                     Ltd., Hong Kong
    1991                             Group Vice President of the Crop Protection business in
                                     North America, based in Raleigh, North Carolina
    1995                             President, Crop Protection division
    1998                             Appointed to the Board of Executive Directors and Chairman
                                     and Chief Executive Officer of BASF Corporation based in
                                     Mount Olive, New Jersey

     Position & Main Areas of Responsibility:

     Director -- North America region, Agricultural Products, Fine Chemicals, Specialty Chemicals Research, Plant Biotechnology

EGGERT VOSCHERAU

Age: 57........................  First year appointed: 1996         Year term expires: 2001

     Professional career

    1969                             Joined BASF, delegation to Peru
    1981                             Management position BASF Brasileira S.A., Sao Paulo, Brazil
    1984                             Vice-Presidente Executivo BASF Brasileira S.A., Sao Paulo,
                                     Brazil
    1986                             President, Crop Protection division, Ludwigshafen, Germany
    1991                             President, North American Consumer Products division
                                     (Pharmaceuticals, Crop Protection and Fine Chemicals); in
                                     addition, from 1994 President of Latin America North
                                     division
    1996                             Appointed member of the Board of Executive Directors
    1997                             Chairman and Chief Executive Officer of BASF Corporation in
                                     the United States and responsible on Board of Executive
                                     Directors for the Fiber Products division as well as the
                                     company's regional activities in the Americas

     Position & Main Areas of Responsibility:

     Director -- Industrial Relations Director, Europe region, Human Resources, Logistics & Information Services, Environment, Safety & Energy, BASF AG Works Engineering, Head of the Ludwigshafen Site

     Memberships on Supervisory Boards

    Since 1999                       Dresdner Bank Lateinamerika AG, Hamburg, Germany
    Since 2000                       Haftpflichtverband der Deutschen Industrie V.a.G., Hanover,
                                     Germany (German Industry Liability Association)

DR. VOLKER TRAUTZ (UNTIL APRIL 2000)

Age: 55........................  First year appointed: 1995         Year term expired: 2000

     Professional career

    1974                             Joined BASF Aktiengesellschaft, Ludwigshafen, Germany
    1978                             Delegate to Glasurit do Brasil Ltda.
    1985                             Appointed Member of the Executive Management of Glasurit do
                                     Brasil Ltda.
    1988                             Managing Director of BASF Brasiliera S.A., Sao Paulo, Brazil
    1990                             Named President of the Latin America South Division
    1991                             President of the Information Systems Division Managing
                                     Director of BASF Magnetics GmbH
    1995                             Appointed member of the Board of Executive Directors

     Position & Main Areas of Responsibility (until April 2000):

     Director -- Styrenic Polymers, Engineering Plastics, Polyurethanes, as well as the Polymers Laboratory and the East Asia, Japan and South East Asia/Australia divisions

     Memberships on Supervisory Boards

    Until May 1999                   Deutsche Gesellschaft fur Kunststoff-Recycling mbH, Cologne,
                                     Germany (Chairman)

SUPERVISORY BOARD

     The Supervisory Board consists of 20 members, 10 of whom are elected by shareholders at BASF Aktiengesellschaft's Annual Meeting and 10 of whom are elected by employees as required by the German Co-determination Act (Mitbestimmungsgesetz).

     Aside from Mr. Arthur L. Kelly, all current shareholder representatives on the Supervisory Board were elected in 1999. Mr. Kelly was appointed by the district court of Ludwigshafen on December 7, 2000, as a replacement for Dr. Marcus Bierich, who died on November 25, 2000. Furthermore, Mr. Robert Oswald was appointed by the district court of Ludwigshafen on August 18, 2000 as the replacement for Mr. Gunter Klein. This appointment is effective October 1, 2000. Any Supervisory Board member elected by the shareholders at BASF Aktiengesellschaft's Annual Meeting may be removed by a majority of the votes cast at a subsequent meeting of shareholders. Any Board member elected by the employees may be removed by three-quarters of the votes cast by the class of employees that the member represents.

     The Supervisory Board appoints a chairman and a deputy chairman from among its members. The chairman of the Supervisory Board must be elected by a majority of two-thirds of the Board members. If a majority is not reached in the first vote, the members of the Supervisory Board who were elected by the shareholders elect the chairman.

     At least half of the total required number of members of the Supervisory Board must be present or participate in decision-making to constitute a quorum. Unless otherwise provided for by law or BASF Aktiengesellschaft's Articles of Association, resolutions are passed by a simple majority of the votes cast. In the event of a tie, a second vote is held, and the chairman may cast a deciding vote.

     Supervisory Board members are elected to terms of approximately five years. The terms expire at the end of the Annual Meeting after the fourth fiscal year following the year in which the members were elected. The current term expires at the end of the Annual Meeting in 2004. Compensation for Board members is determined by BASF Aktiengesellschaft's Articles of Association.

     The following table lists the current members of BASF Aktiengesellschaft's Supervisory Board, their respective ages as of December 31, 2000, their principal occupation and the year in which they were first elected or appointed to the Supervisory Board:

                                                                                              YEAR
NAME                                     AGE   PRINCIPAL OCCUPATION                       FIRST ELECTED
----                                     ---   --------------------                       -------------

DR. BERTHOLD LEIBINGER.................  70    Managing Director of TRUMPF GmbH + Co KG       1998
Chairman

VOLKER OBENAUER(1).....................  58    Chairman of the works council of BASF          1993
Deputy Chairman                                Group

WOLFGANG DANIEL(1).....................  43    Deputy Chairman of the works council of        1996
                                               the Ludwigshafen site of BASF
                                               Aktiengesellschaft

ETIENNE GRAF DAVIGNON..................  68    President of Societe Generale de               1993
                                               Belgique

DR. FRANCOIS DIEDERICH.................  48    Professor at Zurich Technical University       1998

DR. TESSEN VON HEYDEBRECK..............  55    Member of the Board of Executive               1998
                                               Directors of Deutsche Bank AG

DR. WOLFGANG JENTZSCH..................  68    Retired member of the Board of Executive       1995
                                               Directors of BASF Aktiengesellschaft

ARTHUR L. KELLY........................  63    Chief Executive Officer of KEL                 2000
                                               Enterprises L.P., Chicago

ROLF KLEFFMANN(1)......................  51    Chairman of the works council of               1998
                                               Wintershall AG's Barnstorf oil plant

ULRICH KUPPERS(1)......................  45    Manager of the Ludwigshafen branch of          1994
                                               the Mining, Chemical and Energy
                                               Industries Union (Industriegewerkschaft
                                               Bergbau, Chemie, Energie)

KONRAD MANTEUFFEL(1)...................  48    Member of the works council of the             1999
                                               Ludwigshafen site of BASF
                                               Aktiengesellschaft

DR. KARLHEINZ MESSMER(1)...............  56    Plant Manager at the Ludwigshafen site         1993
                                               of BASF Aktiengesellschaft

ROBERT OSWALD(1).......................  45    Chairman of the works council of the           2000
                                               Ludwigshafen site of BASF
                                               Aktiengesellschaft

ELLEN SCHNEIDER(1).....................  50    Chairwoman of the joint works council of       1993
                                               Elastogran GmbH

DR. HERMANN SCHOLL.....................  65    Managing Director of Robert Bosch GmbH         1998

DR. HENNING SCHULTE-NOELLE.............  58    Chairman of the Board of Executive             1992
                                               Directors of Allianz AG

ROBERT STUDER..........................  62    Retired Chairman of Union Bank of              1993
                                               Switzerland

                                                                                              YEAR
NAME                                     AGE   PRINCIPAL OCCUPATION                       FIRST ELECTED
----                                     ---   --------------------                       -------------
JURGEN WALTER(1).......................  55    Member of the Central Board of Executive       1998
                                               Directors of the Mining, Chemical and
                                               Energy Industries Union
                                               (Industriegewerkschaft Bergbau, Chemie,
                                               Energie)

HELMUT WERNER..........................  64    Retired Chairman of the Board of               1993
                                               Executive Directors of Mercedes-Benz AG

GERHARD ZIBELL(1)......................  50    Regional Manager of the Mining, Chemical       1998
                                               and Energy Industries Union
                                               (Industriegewerkschaft Bergbau, Chemie,
                                               Energie) Rhineland-Palatinate/Saar
                                               region

---------------

(1) Employees' representative.

COMPENSATION OF DIRECTORS AND OFFICERS

     The aggregate amount of compensation BASF Aktiengesellschaft and its subsidiaries paid during the year ended December 31, 2000, to all members of the Board of Executive Directors and the Supervisory Board, as a group, was E10.5 million. Of this amount, members of the Board of Executive Directors received E8.5 million and members of the Supervisory Board received E2.0 million. These sums include accrued performance-related bonuses for 2000. Additionally, the pro rata value of stock options granted to the members of the Board of Executive Directors in 2000 amounts to E0.7 million.

     The total compensation BASF Aktiengesellschaft and its subsidiaries paid during the year ended December 31, 2000, to former members of the Board of Executive Directors and their beneficiaries was E5.9 million. In 2000, E1.8 million was set aside for the provision of pensions and similar benefits to the Board of Executive Directors, and as of December 31, pension provisions totaled E56.8 million. No commitments were assumed in favor of the members of the Supervisory Board or the Board of Executive Directors.

     Pursuant to its Articles of Association, BASF Aktiengesellschaft reimburses each Supervisory Board member for out-of-pocket expenses. BASF Aktiengesellschaft also grants each Supervisory Board member a fixed annual payment of E5,000 and additional compensation based on dividends paid to BASF Aktiengesellschaft shareholders. This latter amount is E1,750 for each percentage point that aggregate dividends in a given year exceed 4% of BASF Aktiengesellschaft's subscribed capital. The chairman of the Supervisory Board receives a payment of twice and the deputy chairman receives a payment of 1.5 times this amount. For the year ended December 31, 2000, approximately 95% of the total compensation paid to members of the Supervisory Board consisted of dividend-based compensation.

     Pursuant to BASF's stock option program, each member of the Board of Executive Directors is entitled to receive options on BASF Shares by investing part of his individual performance-related bonus in BASF Shares. In 1999, members of the Board of Executive Directors were granted a total of 166,616 options with rights to subscribe to up to 333,232 BASF Shares at a preferential price. In 2000, a total of 126,228 options with up to 252,456 subscription rights were granted to members of the Board of Executive Directors. See "Item 6. Directors, Senior Management and Employees -- BASF Stock Option Program (BOP)" for further details on the terms and conditions of the options' rights.

BOARD PRACTICES

     The Supervisory Board has established a special remuneration committee ("Personalausschuss"). The members of this committee are Dr. Berthold Leibinger, Dr. Henning Schulte-Noelle, Volker Obenauer and Jurgen Walter. The remuneration committee is responsible for reviewing and approving the terms and conditions of contracts between BASF Aktiengesellschaft and members of the Board of Executive Directors.

     Directors' service contracts with BASF or with any of its subsidiaries do not include benefits which are provided upon termination of employment.

SHARE OWNERSHIP BY MEMBERS OF THE BOARD OF EXECUTIVE DIRECTORS AND THE SUPERVISORY BOARD

     No member of the Board of Executive Directors or the Supervisory Board beneficially owns 1% or more of the outstanding BASF Shares.

EMPLOYEES

     As of December 31, 2000, BASF employed a workforce of 103,273 people worldwide, which represented a decline of approximately 1.3% from the end of 1999. About 52.6% of the workforce is based in Germany. Expenditures for salaries and wages totaled E5,307 million in 2000, up from E4,935 million in 1999. For further information, see Note 10 to the Consolidated Financial Statements included in Item 18.

     The following table details BASF's workforce on a regional basis as of December 31, 2000, 1999 and 1998.

                                                       2000       1999       1998
                                                      -------    -------    -------
Europe............................................     68,861     73,789     75,738
  thereof Germany.................................     54,356     58,158     60,021
North America.....................................     17,331     15,685     15,908
South America.....................................      6,913      6,688      6,512
Asia, Pacific Area, Africa........................     10,168      8,466      7,787
TOTAL.............................................    103,273    104,628    105,945

     As of December 31, 2000, BASF Aktiengesellschaft employed 41,117 people at its headquarters in Ludwigshafen, Germany, compared with 42,789 people as of December 31, 1999.

     Many of BASF's employees who are not considered management in Germany are members of labor unions. Almost all of these union members belong to the Mining, Chemical and Energy Industries Union (Industriegewerkschaft Bergbau, Chemie, Energie). None of BASF's sites in Germany is operated on a "closed shop" basis, meaning that employees are not required to join a union. In Germany, collective bargaining agreements for employees below management level are generally negotiated between the regional association of employers within a particular industry and the respective unions.

     In addition, under German law, employees elect a works council (Betriebsrat) that participates in determining company policy, especially with regard to certain voluntary compensation matters and benefits.

     The most recent collective bargaining agreement for employees in Germany represented by labor unions, which covers most of BASF's employees in Germany, was signed in March 2000 and expires February 28, 2002. In addition, approximately 45% of BASF's European workforce outside of Germany, 10% of its workforce in the United States and Canada, 30% of its workforce in Mexico, 70% of its workforce in South America and 40% of its workforce in the Asia, Pacific Area, Africa region is represented by labor unions and/or company-specific collective bargaining organizations.

     BASF considers its labor relations to be positive and anticipates reaching future agreements with its labor unions on terms satisfactory to all parties. There can be no assurances, however, that new agreements will be reached without a work stoppage or strike or on terms satisfactory to BASF. A prolonged work stoppage or strike at any of BASF's major manufacturing sites could have a material adverse effect on the company's results of operations. BASF has not experienced any material strikes during the last 10 years.

AGREEMENT 2000/AGREEMENT 2003

     In the "Agreement 2000" signed in October 1997, BASF management and employees' representatives of BASF's Ludwigshafen site agreed to achieve by the end of 2000 a personnel level, excluding trainees, of between 39,000 and 41,000 employees. This workforce reduction will be achieved for the most part through socially responsible measures, including voluntary part-time working conditions for those nearing retirement, voluntary termination agreements for other employees wishing to leave the company and modest loans to those wanting to start their own businesses. The definition of the workforce under Agreement 2000 included 39,433 people at the Ludwigshafen site as of December 31, 2000, down from 42,470 in October 1997 when the program was started.

     In the "Agreement 2003" signed in April 2000, BASF management and employees' representatives of BASF's Ludwigshafen site reached a new agreement based on the original October 1997 agreement. The new pact calls for continued workforce reductions that will be achieved through socially responsible measures. The total number of employees at the Ludwigshafen site as of December 31, 2000, was 41,117. For the period between 2001 and the end of 2003, BASF expects an annual workforce reduction of approximately 1,300 positions.

BASF STOCK OPTION PROGRAM (BOP)

     The BASF Stock Option Program (BOP) is offered to the Board of Executive Directors and approximately 1,200 of BASF's senior executives. Approximately 75% of the eligible senior executives opted to participate in the program in 2000. The program became effective on April 30, 1999, after BASF's shareholders approved a conditional capital increase for the program at the Annual Meeting on April 29, 1999.

     An executive participating in the BOP may invest between 10% and 30% of his or her annual variable compensation in BASF Shares. Annual variable compensation for a member of the Board of Executive Directors is determined by the Supervisory Board pursuant to the terms of the executive director's employment agreement with BASF. Annual variable compensation for any other senior executive is determined by such senior executive's superiors pursuant to rules established by the Board of Executive Directors. For each BASF Share purchased under the BOP (the "BOP Shares"), the participant automatically receives four option rights on the day after an Annual Meeting, known as the grant date. The purchase price for BOP Shares is based on a "market price," which is the volume weighted average of the prices quoted in the Xetra(R) electronic trading system of Deutsche Borse AG on the grant date (the "BOP Share Price"). In 1999, the BOP Share Price was E41.60 and in 2000 the BOP Share Price was E47.80. Pursuant to the BOP, more than 900 executives have received option rights allowing them to purchase BASF Shares.

     Option rights may not be exercised prior to three years after the grant date. They expire 15 days after the sixth Annual Meeting of BASF
Aktiengesellschaft following the grant date.

     Each option right entitles the holder to two subscription rights. The first subscription right permits participants to purchase one BASF Share at the BOP Share Price provided that the market price of BASF Shares on the exercise date is more than 30% higher than the BOP Share Price. The second subscription right permits participants to purchase one BASF Share at a discount, provided that the performance of BASF Shares exceeds the performance of the Dow Jones EURO STOXX(SM)

Total Return Index (the "EURO STOXX"). The discount is equal to twice the percentage by which BASF Shares have outperformed the EURO STOXX since the date of issue of the relevant right.

     An option right may be exercised if the exercise criteria for one or both of the underlying subscription rights have been satisfied. If an option right is exercised based on the exercisability of only one subscription right, then the other unexercisable subscription right terminates. The monetary benefit resulting from the exercise of option rights being granted for one BOP Share may not exceed 10 times the BOP Share Price.

     In 1999, approximately 900 senior executives eligible for the BOP purchased an aggregate of 294,610 BOP Shares under the program at a BOP Share Price of E41.60. This aggregate number includes 41,654 BOP Shares bought by members of the Board of Executive Directors. According to the BOP conditions and based on the number of BOP Shares purchased, a total of 1,178,440 option rights have been granted to participants, of which 166,616 have been granted to members of the Board of Executive Directors. These option rights entitle participants to purchase up to 2,356,880 BASF Shares on the terms described above.

     As of December 31, 2000, a total of 31,625 of the option rights granted in 1999 had lapsed because the option holders no longer worked for BASF or had sold some of their shares. Overall, a total of 1,146,815 option rights of the 1999 BOP still exist.

     In 2000, approximately 900 senior executives eligible for the BOP purchased an aggregate of 226,790 BOP Shares under the program at a BOP Share Price of E47.80. This aggregate number includes 31,557 BOP Shares bought by members of the Board of Executive Directors. According to the BOP conditions and based on the number of BOP Shares purchased, a total of 917,016 option rights have been granted to participants, of which 126,228 have been granted to members of the Board of Executive Directors. These option rights entitle participants to purchase up to 1,834,032 BASF Shares on the terms described above.

EMPLOYEE STOCK PURCHASE PROGRAM

     In 1999, BASF Aktiengesellschaft and several other German subsidiaries of BASF launched a stock purchase program for their employees. The program allows an employee to purchase BASF Shares at market prices by using all or part of the annual variable salary that the employee receives from the employing company. For every block of ten BASF Shares so purchased, the employee will be granted one additional BASF Share after one, three, five, seven and 10 years without further payment, provided that the BASF Shares purchased under the program are still held by the employee.

     In 1999, approximately 12,000 employees of BASF companies in Germany purchased 223,980 BASF Shares under the program, entitling them to receive up to 111,990 additional BASF Shares. As of December 31, 1999, a total of 18,876 of these shares holding the right to receive free shares had expired so the total amount of shares qualifying under the "plus" program is 205,104.

     In 2000, approximately 14,000 employees of BASF companies in Germany and several other European countries purchased 544,730 BASF Shares under the program, entitling them to receive up to 272,365 additional BASF Shares.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     The capital stock of BASF Aktiengesellschaft consists of ordinary shares with no par value (Stuckaktien) that are issued only in bearer form ("BASF Shares"). As of December 31, 2000, BASF Aktiengesellschaft had an aggregate of 607,399,370 BASF Shares outstanding. Because the holders of BASF Shares are not registered with BASF Aktiengesellschaft or any other organization, BASF Aktiengesellschaft generally cannot determine who its shareholders are or how many shares a particular shareholder owns. Notwithstanding the foregoing, based on its most recent survey, BASF Aktiengesellschaft believes that, as of January 10, 2001, approximately 9.4% of the BASF Shares were held by shareholders in the United States.

     The German Securities Trading Act (Wertpapierhandelsgesetz) requires any investor who holds voting securities of a German corporation listed on a stock exchange within the European Union or European Economic Area to promptly notify the corporation and the German Federal Supervisory Authority for Securities Trading (Bundesaufsichtsamt fur den Wertpapierhandel) whenever its holdings reach, exceed or fall below 5%, 10%, 25%, 50% or 75% of the corporation's outstanding voting rights. In addition, any investor holding 5% or more of the voting rights of a listed German corporation was required to provide the corporation with an initial notification of the level of its holdings prior to the first Annual Meeting of the corporation held after April 1, 1995. If an investor fails to provide the notices described above, the investor will forfeit any rights that are attached to its securities during the period of such failure. The German Securities Trading Act contains various rules designed to ensure the attribution of shares to the person who has effective control over the shares.

     Allianz Aktiengesellschaft and several of its subsidiaries have notified BASF that they directly or indirectly hold more than 10% of the BASF Shares. Information available as of December 31, 2000 indicated that Allianz Aktiengesellschaft and its subsidiaries held an aggregate of 11.9% of the BASF Shares.

     To its knowledge, BASF Aktiengesellschaft is not owned or controlled directly or indirectly by any corporation, foreign government or any person, jointly or severally.

RELATED PARTY TRANSACTIONS

     The existing loans between BASF and affiliated and associated companies and participating interests as of December 31, 2000 are shown in Note 13 to the Consolidated Financial Statements included in Item 18. There are no loans outstanding to members of the Supervisory Board and the Executive Board.

     Allianz Aktiengesellschaft, through certain of its subsidiaries, currently provides insurance services to BASF in a number of different areas. BASF Aktiengesellschaft believes that these services are provided on an arm's length basis.

     Certain members of the Supervisory Board and the Board of Executive Directors are members of supervisory or executive boards of financial institutions with which BASF engages in certain transactions in the ordinary course of business and at terms at the time prevailing in the market for comparable transactions with other persons.

ITEM 8.   FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

     See "Item 18. Financial Statements."

EXPORT SALES

     BASF manufactures products mainly in Europe (primarily Germany) and North America and to an increasing extent in Asia. BASF's products are then sold in markets worldwide. Therefore, a large share of BASF's products are manufactured in Germany and exported for sale in Asia and to a lesser extent in South America. The following table sets forth BASF's primary exports:

                                    REGIONAL SALES       PRODUCED IN REGION     REGIONAL EXPORTS (IMPORTS)
REGION                            (EUROS IN MILLIONS)    (EUROS IN MILLIONS)       (EUROS IN MILLIONS)
------                            -------------------    -------------------    --------------------------
Europe..........................        20,103                 22,203                      2,100
- thereof Germany...............         7,897                 14,457                      6,560
North America...................         8,419                  8,441                         22
South America...................         2,500                  2,127                       (373)
Asia, Pacific Area, Africa......         4,924                  3,175                     (1,749)
Total...........................        35,946                 35,946                          0

LEGAL PROCEEDINGS

     In addition to the legal proceedings and claims described below, BASF is involved in a number of legal proceedings and claims incidental to the normal conduct of its businesses, relating to such matters as product liability, patent infringement, licensing, tax assessments, competition, past waste disposal practices and release of chemicals into the environment. Although the outcome of these proceedings and claims cannot be predicted with certainty, BASF Aktiengesellschaft believes that, except for liabilities resulting from the antitrust claims relating to vitamins, any resulting liabilities, net of amounts recoverable from insurance or otherwise, will not, in the aggregate, have a material adverse effect on BASF's consolidated results of operations, financial condition and cash flows.

ANTITRUST CLAIMS RELATING TO VITAMINS

     In 1999, BASF Aktiengesellschaft entered into agreements with the United States Department of Justice and the Canadian Competition Bureau by which BASF Aktiengesellschaft agreed to plead guilty to certain violations of antitrust laws relating to the sale of vitamin products in the United States and in Canada. The relevant courts accepted the guilty pleas and the recommended fines.

     On October 20, 2000, BASF Australia Ltd. entered into a settlement agreement with the antitrust agency in Australia by which BASF Australia Ltd. admitted certain violations of Australian antitrust laws and agreed to pay a penalty of A$7.5 million. Court approval of the settlement is still pending. Government investigations against BASF or the respective local subsidiaries of BASF continue in the European Union, Japan, Mexico and Brazil.

     BASF Aktiengesellschaft, certain of its subsidiaries and other vitamin producers have also been named as defendants in numerous civil lawsuits, including class action lawsuits and actions on behalf of individual plaintiffs, alleging violations of the Sherman Antitrust Act and state statutes. On June 22, 1998, the lawsuits filed in the federal courts were consolidated for pretrial purposes in the United States District Court for the District of Columbia, In re: Vitamin Antitrust Litigation, Misc. No. 99-197 (TFH). The federal actions principally allege violations of the Sherman Antitrust Act and seek damages of three times the losses caused to persons who purchased vitamins directly from the defendants. BASF has agreed to settle the class action lawsuits with plaintiffs who purchased products in the United States directly from vitamin manufacturers. Terms of the settlement agreement called for seven vitamin manufacturers to contribute up to $1.17 billion, including plaintiffs' legal costs. BASF Aktiengesellschaft's share of the total amount would have been $287 million. The United States District Court for the District of Columbia granted final approval of the proposed settlement (except with regard to attorneys' fees) on March 28, 2000. Because plaintiffs representing approximately 80% of relevant BASF sales have elected to opt out of the proposed settlement, BASF Aktiengesellschaft's share has been reduced to $62 million plus interest (which has been paid) and up to $29 million in plaintiffs' legal costs. Many of such opt-out plaintiffs have filed complaints in various federal courts alleging violations of the Sherman Act substantially similar to those alleged in the class actions. Individual settlements have been reached with customers representing approximately 20% of the relevant BASF sales in the United States.

     State court actions are proceeding separately in approximately 28 states. These actions principally allege violations of state law and seek damages based on losses suffered by persons who were indirect purchasers of vitamins from the defendants, including in some cases treble damages, injunctions, punitive damages, statutory penalties and restitution. BASF has agreed to settle state class action law suits in 24 states. Terms of the settlement agreements call for six vitamin manufacturers to contribute up to $396 million, including plaintiffs' legal costs, subject to approval of the settlements in various state courts. If the settlements are approved, BASF Aktiengesellschaft will be obligated to pay up to $97 million of the total amount, of which BASF Aktiengesellschaft already has paid $7 million.

     In addition, beginning in June and July of 1999, civil lawsuits relating to antitrust issues were initiated in Canada and Australia. Because all of these actions are in the early procedural stages, BASF cannot predict their outcome. Although the final resolution of these civil actions and the continuing government investigations mentioned above could in the aggregate have a material effect on BASF's consolidated operating results for a particular reporting period, BASF believes that the matters should not have a material adverse effect on BASF's financial condition and cash flows.

SYNTHROID(R)-RELATED CLAIMS

     On October 30, 1997, Knoll Pharmaceutical Company (Knoll), a subsidiary of BASF Corporation, announced that a United States district court in Chicago gave preliminary approval of a proposed settlement of a series of class action lawsuits involving its thyroid medication Synthroid(R). The lawsuits challenged Knoll's delaying publication of a study conducted by Dong et al. that compared Synthroid(R) to certain branded and generic products. The study concluded that Synthroid(R) and some competing products are bioequivalent. Although Knoll believes the study was flawed and the conclusion incorrect, Knoll agreed to the proposed settlement to avoid burdensome and expensive litigation which would have drained valuable resources necessary to continue building its leadership position in thyroid treatment.

     Under the terms of the proposed settlement, consumers who bought Synthroid(R) between January 1, 1990 and October 30, 1997 would have been eligible to receive a pro rata share of a settlement fund consisting of $98 million in cash. If as many as five million claimants had participated, eligible claimants would have received payment in the amount of $19.60, less a proportionate share of court awarded attorneys' fees and related costs. If the number of eligible claimants had exceeded five million, Knoll would have contributed additional payments to the settlement fund until the fund reached a maximum of $135 million.

     For various reasons, including the unclear position of third party payors, final approval of the proposed settlement was not granted. Knoll subsequently negotiated a new proposed settlement with consumers and third-party payors providing for a payment of $25.5 million in addition to the $98 million paid into escrow in late 1997 (plus the accrued interest thereon). The United States District Court of Chicago granted preliminary approval of the new proposed settlement on October 8, 1999. Based on a fairness hearing on April 27, 2000, final approval was granted on August 4, 2000. A number of appeals have been filed in the United States Court of Appeals for the Seventh Circuit by objectors appealing the denial of their motions to intervene and by lead counsel for the customer class and lead counsel for the third party payor class appealing the award of attorneys' fees and costs. The appeals have been consolidated and are pending.

DIVIDEND POLICY

     The Board of Executive Directors and the Supervisory Board of BASF Aktiengesellschaft propose dividends based on BASF Aktiengesellschaft's year-end unconsolidated financial statements. The proposal is then voted on at BASF's Annual Meeting. The Annual Meeting is usually convened during the second quarter of each year.

     Since all BASF Shares are in bearer form, dividends are either remitted to the custodian bank on behalf of the stockholder, generally within two days following the Annual Meeting, or, in the case of stockholders personally possessing certificates, available immediately following the Annual Meeting upon submission of the dividend coupon therefore at the offices of BASF Aktiengesellschaft in Ludwigshafen, Germany, or the offices of BASF Aktiengesellschaft's appointed paying agents. See "Item 10. Additional Information" for further information. Record holders of BASF's American Depositary Receipts (ADRs) on the dividend record date will be entitled to receive payment in full of the declared dividend in respect of the year for which it is declared. Cash dividends payable to ADR holders will be paid to The Bank of New York, as depositary, in German marks or euros and, subject to certain exceptions, will be converted by the depositary into U.S. dollars. The amount of dividends received by holders of ADRs may be affected by fluctuations in exchange rates. See "Exchange Rate Information" for further information.

     BASF Aktiengesellschaft expects to continue to pay dividends, although there can be no assurance as to the particular amounts that would be paid from year to year. The payment of future dividends will depend on BASF's financial condition. See "Item 5. Operating and Financial Review and Prospects."

SIGNIFICANT CHANGES

     Except as otherwise disclosed in this Annual Report, there has been no material change in the financial position of BASF Aktiengesellschaft since December 31, 2000.

ITEM 9.   THE OFFER AND LISTING

                                LISTING DETAILS

PRINCIPAL MARKET FOR BASF SHARES

     The principal trading market for BASF Shares is the Frankfurt Stock Exchange. BASF Shares are also traded on the other German stock exchanges, namely Berlin, Bremen, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart. In addition, BASF Shares are traded on the London, Paris and Swiss stock exchanges.

     Since June 7, 2000, American Depositary Receipts (ADRs), each representing one BASF Share, have been traded on the New York Stock Exchange (NYSE) under the trade symbol "BF."

     Options on BASF Shares are traded on Eurex, the German-Swiss derivatives market jointly owned and operated by Deutsche Borse AG, and the Swiss Stock Exchange.

TRADING ON THE FRANKFURT STOCK EXCHANGE

     The Frankfurt Stock Exchange, which is operated by Deutsche Borse AG, is the largest of the eight German stock exchanges. The aggregate annual turnover of the Frankfurt Stock Exchange in 2000 amounted to E5.20 billion (based on the exchange's practice of separately recording the sale and purchase components involved in any trade) for both equity and debt instruments. The Frankfurt Stock Exchange is, in terms of turnover in 1999, the third largest stock exchange in the world, after the New York Stock Exchange (NYSE) and the Nasdaq National Market.

     In 2000, trading on the Frankfurt Stock Exchange accounted for approximately 85% of the turnover in exchange-traded securities in Germany. As of December 31, 2000, the equity securities of 5,694 companies, of which 4,789 were non-German, were traded on the Frankfurt Stock Exchange.

     Trading on the floor of the Frankfurt Stock Exchange starts each business day at 9:00 a.m. and continues until 8:00 p.m., Central European Time. Markets in listed securities are generally of the auction type, but listed securities also change hands in interbank dealer markets off the Frankfurt Stock Exchange. Price formation is by open outcry, as determined by state-appointed specialists (Amtliche Kursmakler), who are themselves exchange members but are not permitted to deal with the public. Prices for active stocks are quoted continuously during stock exchange hours.

     BASF Shares are also traded on Xetra(R) (Exchange Electronic Trading), an integrated computerized trading system operated by the Frankfurt Stock Exchange. Xetra(R) is available during the operating hours of the Frankfurt Stock Exchange to brokers and banks that are members of a German stock exchange. Xetra(R) is integrated into the Frankfurt Stock Exchange and is subject to its rules and regulations.

     Transactions on the Frankfurt Stock Exchange (including transactions within the Xetra(R) system) settle on the second business day following trading. Transactions off the Frankfurt Stock Exchange, which may occur when one of the parties to the transaction is foreign, are generally settled on the second business day following trading. The parties, however, may agree upon a different settlement period. German banks' standard terms and conditions for securities transactions require that all customer orders to buy or sell listed securities be executed on a stock exchange unless a customer gives specific instructions to the contrary.

     The Hessian Exchange Supervisory Authority and the Trading Monitors of the Frankfurt Stock Exchange both monitor trading on the Frankfurt Stock Exchange. The exchange may suspend a quotation if orderly stock exchange trading is temporarily endangered or if a suspension is necessary to protect the public interest. Trading activities are also monitored by the German Federal Supervisory Authority for Securities Trading (Bundesaufsichtsamt fur den Wertpapierhandel ).

     BASF Shares are included in the Deutsche Aktienindex (DAX), the leading index of trading on the Frankfurt Stock Exchange. The DAX is a continuously updated, capital-weighted performance index of 30 highly capitalized German companies. The shares included in the DAX are selected on the basis of share turnover and market capitalization.

     As of September 20, 1999, BASF Shares are also included in the Dow Jones EURO STOXX(SM) 50 Index comprised of the 50 companies with the highest market capitalization in countries participating in the European Monetary Union (EMU).

     BASF Shares are also included in the Dow Jones STOXX(SM)600 Index comprised of some 600 companies located in Europe. BASF Shares are also included in the Dow Jones EURO STOXX(SM) Index comprised of some 313 companies in 11 of the 12 countries that are members of the EMU. This index is a component of the 16-country Dow Jones STOXX(SM)600 Index. STOXX Limited is the operating company of the Dow Jones STOXX(SM) Indexes. BASF Shares are also part of the S&P Global 100 Index, which is comprised of 100 large companies with global businesses from around the world. The S&P Global 100 Index is sponsored by Standard & Poor's and the New York Stock Exchange.

     According to statistics provided by the Frankfurt Stock Exchange, the average daily volume of BASF Shares traded on the exchange in 2000 was 6,924,071 shares.

SHARE PRICE HISTORY

     The table below shows for the periods indicated the high and low official daily quotation for BASF Shares on the Frankfurt Stock Exchange as reported by Deutsche Borse AG and also the high and low of the DAX. See "Item 3. Key Information" for information on exchange rates between the U.S. dollar, German mark and the euro during the periods in this table.

                                      PRICE PER BASF SHARE                      DAX
                            -----------------------------------------   -------------------
                            HIGH                  LOW                   HIGH       LOW
                            ----                  ---                   ----       ---
QUARTERLY HIGH AND LOWS
1996
First Quarter............   DM 40.42   (E 20.67)  DM 32.56   (E 16.65)  2,525.42   2,284.86
Second Quarter...........   DM 43.80   (E 22.39)  DM 39.41   (E 20.15)  2,573.69   2,457.49
Third Quarter............   DM 49.00   (E 25.05)  DM 39.30   (E 20.09)  2,666.55   2,447.80
Fourth Quarter...........   DM 61.95   (E 31.67)  DM 47.31   (E 24.19)  2,909.91   2,655.73
1997
First Quarter............   DM 66.80   (E 34.15)  DM 56.15   (E 28.71)  3,460.59   2,848.77
Second Quarter...........   DM 69.10   (E 35.33)  DM 60.70   (E 31.04)  3,805.29   3,215.24
Third Quarter............   DM 73.65   (E 37.66)  DM 60.45   (E 30.91)  4,438.93   3,819.85
Fourth Quarter...........   DM 67.40   (E 34.46)  DM 55.90   (E 28.58)  4,347.24   3,567.22
1998
First Quarter............   DM 81.80   (E 41.82)  DM 59.75   (E 30.55)  5,102.35   4,087.28
Second Quarter...........   DM 86.85   (E 44.41)  DM 76.75   (E 39.24)  5,915.13   5,018.67
Third Quarter............   DM 92.90   (E 47.50)  DM 61.00   (E 31.19)  6,171.43   4,433.87
Fourth Quarter...........   DM 70.90   (E 36.25)  DM 58.30   (E 29.81)  5,121.48   3,896.08
1999
First Quarter............   E   34.35(1)          E   30.19             5,443.62   4,678.72
Second Quarter...........   E   42.60             E   34.50             5,492.36   4,845.45
Third Quarter............   E   45.00             E   39.70             5,655.30   4,999.24
Fourth Quarter...........   E   52.20             E   39.50             6,958.14   5,156.28
2000
First Quarter............   E   51.80             E   42.15             8,064.97   6,474.92
Second Quarter...........   E   49.75             E   40.01             7,555.92   6,834.88
Third Quarter............   E   45.55             E   39.55             7,480.14   6,682.92
Fourth Quarter...........   E   48.45             E   40.15             7,136.30   6,200.71

---------------

(1) As of January 4, 1999, the first day the euro was traded, all stocks on the Frankfurt Stock Exchange were quoted in euros. The fixed conversion rate of the German mark to the euro is DM1.95583 = E1.00.

MONTHLY HIGH AND LOWS OF THE LAST SIX MONTHS
September....................................  E   43.75            E   39.55
October......................................  E   46.00            E   40.15
November.....................................  E   45.60            E   42.80
December.....................................  E   48.45            E   43.60
2001
January......................................  E   49.16            E   44.25(1)
February.....................................  E   48.95            E   46.55(1)

---------------

(1) Effective January 2, 2001 the Frankfurt Stock Exchange no longer determines official daily quotes for odd-lot trades (Kassakurse). As of this date the stock price information provided above is based on Xetra(R) -- the integrated computerized trading system through which the Frankfurt Stock Exchange conducts trading in equity securities.

AMERICAN DEPOSITARY RECEIPTS

     BASF Aktiengesellschaft entered into a deposit agreement with The Bank of New York, as depositary, for the issuance of American Depositary Receipts evidencing American Depositary Shares (ADSs). Each ADS represents one BASF Share or evidence of the right to receive one BASF Share.

     The following table sets forth, for the period indicated, the high and low sales price per BASF ADR, as reported on the New York Stock Exchange Composite Tape.

                            HIGH                  LOW
                        -------------        -------------
2000
June.................   USD    43 7/8        USD    37 3/8
July.................   USD    42 1/8        USD   40 1/16
August...............   USD    41 1/8        USD   37 7/16
September............   USD   38 9/16        USD    34 1/4
October..............   USD    39 1/4        USD        34
November.............   USD   39 3/16        USD   36 7/16
December.............   USD   44 7/16        USD    38 7/8
2001
January..............   USD     46.50        USD   41.6875
February.............   USD     45.23        USD     42.85

ITEM 10.   ADDITIONAL INFORMATION

ARTICLES OF ASSOCIATION

     BASF incorporates herein all information regarding its Articles of Association by reference to its Registration Statement on Form 20-F (File No. 1-15909), as filed with the Securities and Exchange Commission on May 25, 2000.

ACQUISITION OF BASF SHARES BY BASF AKTIENGESELLSCHAFT

     Under the German Stock Corporation Act, a stock corporation may acquire its own shares in a limited number of exceptional cases, including if so authorized by a shareholder resolution adopted at a General Shareholders' Meeting. At the Annual Meetings of BASF Aktiengesellschaft held on April 29, 1999 and April 27, 2000, the shareholders authorized the Board of Executive Directors to buy back BASF Shares representing up to 10% of BASF Aktiengesellschaft's outstanding share capital. The Board of Executive Directors may either cancel the shares re-bought, reducing the company's outstanding share capital, or re-sell the shares subject to a further resolution adopted at a Annual Meeting. Between March 8, 2000 and October 31, 2000, BASF Aktiengesellschaft had bought 15,856,500 BASF Shares, approximately 2.5% of the then outstanding BASF Shares. The Board of Executive Directors has cancelled these re-bought BASF Shares, reducing the company's outstanding share capital.

MATERIAL CONTRACTS

     On March 20, 2000, BASF acquired from American Home Products Corporation of Madison, New Jersey, the entire crop protection business conducted by American Cyanamid Company, a subsidiary of the seller. The transaction closed on July 1, 2000, after anti-trust clearance had been received from the Federal Trade Commission and the European Union Commission. It was consummated through asset and share transactions in more than 65 jurisdictions worldwide, including the U.S. BASF acquired all inventories, manufacturing facilities, customer relations, research and development activities, know-how, intellectual property rights, product registrations, accounts receivable and all other tangible and intangible assets. BASF also assumed contractual rights and obligations, provided the assets and contracts were primarily related to the seller's crop protection business. All employees working primarily for the acquired business were offered employment by BASF. The acquisition contract provides for representations and warranties, including indemnity provisions, as is customary in this kind of transaction. Major claims triggering the seller's responsibility to indemnify BASF have not emerged as of the date of this Annual Report. The total consideration to be paid by BASF under the acquisition contract consisted of a cash payment of $3.8 billion and the assumption of $94 million of debt. The cash payment was adjusted as of closing date pursuant to the terms of the acquisition agreement and all amounts due have been paid in full.

     On December 14, 2000, BASF and Abbott Laboratories Inc. of Abbott Park, Illinois, entered into an agreement for the sale of BASF's worldwide non-generic pharmaceuticals business to Abbott Laboratories. Under the agreement, BASF will transfer the shares in its subsidiaries conducting its worldwide non-generic pharmaceuticals business, excluding the production of certain pharmaceutical active ingredients, to Abbott Laboratories. The purchase price is $6.9 billion on a cash and debt-free basis, to be adjusted by the balance of cash and debt at closing. The agreement provides for customary representations and indemnities capped at 25% of the purchase price. The transaction closed on March 2, 2001, after anti-trust clearance had been received from the Federal Trade Commission and the European Union Commission.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     As of January 1, 1999, Germany and 10 other member states of the European Union (Austria, Belgium, Finland, France, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) introduced the euro as their single currency. In 2000, Greece joined these countries and introduced the euro as the twelfth member state of the European Union.

     The former national currencies of these countries are being used as denominations of the euro for an interim period ending by December 31, 2001. During this interim period, the former national currencies are converted into euros at fixed conversion rates that were established prior to the introduction of the euro. The euro and, as a denomination thereof, the German mark are fully convertible currencies.

     There are, except in limited embargo circumstances pursuant to resolutions adopted by the United Nations or the European Union, no legal restrictions in Germany on international capital movements and foreign exchange transactions.

     For statistical purposes only, every individual or corporation residing in Germany (a "Resident") must report to the German Central Bank (Deutsche Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to or on account of an individual or corporation residing outside Germany (a "Nonresident") if such payment exceeds DM5,000 (approximately E2,556) or the equivalent in a foreign currency. In addition, Residents must report any claims against or any liabilities payable to Nonresidents if such claims or liabilities in the aggregate exceed DM3,000,000 (approximately E1,533,875) or the equivalent in a foreign currency during any one month. Residents must also report any direct investment outside Germany if such investment exceeds DM100,000 (approximately E51,129) or the equivalent in a foreign currency.

     Neither German Law nor the Articles of Association (Satzung) of BASF Aktiengesellschaft impose any limitations on the rights of Nonresident or foreign owners to hold or vote BASF Shares, including those represented by American Depositary Receipts (ADRs).

TAXATION

     The following is a summary of material United States federal income and German tax considerations relating to the ownership of ADSs or BASF Shares by an Eligible U.S. Holder (as defined below).

     The discussion is based on tax laws of the United States and Germany as in effect on the date of this Annual Report, including the Convention between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and to Certain Other Taxes (the "Income Tax Treaty"), and the Convention Between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation with respect to Taxes on Estates, Inheritances, and Gifts (the "Estate Tax Treaty"). All such laws are subject to change, possibly with retroactive effect, and to different interpretations. The discussion also is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

     The discussion does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of ADSs or BASF Shares. In particular, it does not address any aspect of United States federal tax law other than income taxation, or any aspect of German tax law other than income, gift, inheritance and wealth taxation, and it does not cover the tax laws of any state or municipality, or any jurisdiction outside the United States and Germany. Moreover, the discussion does not consider any specific facts or circumstances that may apply to a particular Eligible U.S. Holder, and does not take into account any special tax rules to which certain holders (including, without limitation, tax-exempt organizations, persons subject to the alternative minimum tax, securities broker-dealers, financial institutions, persons holding ADSs or BASF Shares in a hedging transaction or as part of a straddle or conversion transaction, persons having a functional currency other than the U.S. dollar, persons that own, or that are treated as owning, 10% or more of the voting power of our stock and persons that received ADSs or BASF Shares pursuant to the exercise of employee stock options or otherwise as compensation) may be subject.

     Owners of ADSs or BASF Shares are urged to consult their tax advisers regarding the United States federal, state, local, German and other tax consequences of owning and disposing of ADSs or BASF Shares. In particular, owners of ADSs or BASF Shares are urged to consult their tax advisers to confirm their status as Eligible U.S. Holders and the consequence to them if they do not so qualify.

     For purposes of the discussion that follows, an "Eligible U.S. Holder" is any beneficial owner of ADSs or BASF Shares who or which (i) is a resident of the United States for the purposes of the Income Tax Treaty, such as a U.S. citizen or U.S. corporation, (ii) is not also a resident of the Federal Republic of Germany for the purposes of the Income Tax Treaty, (iii) owns the ADSs or BASF Shares as capital assets, (iv) does not hold ADSs or BASF Shares as part of the business property of a permanent establishment located in Germany or as part of a fixed base of an individual located in Germany and used for the performance of independent personal services, (v) is entitled to benefits under the Income Tax Treaty with respect to income and gain derived in connection with the ADSs or BASF Shares, and (vi) if not an individual, is not subject to the limitation on benefits restrictions in the Income Tax Treaty.

     In general, for United States federal income tax purposes, holders of ADRs (as defined below) evidencing ADSs will be treated as the owners of the BASF Shares represented by those ADSs.

TAXATION OF DIVIDENDS

     Under United States federal income tax law, Eligible U.S. Holders generally will be required to include in their gross income, as ordinary dividend income, the gross amount of any distribution paid by us out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). An Eligible U.S. Holder's dividend income for United States federal income tax purposes will not be reduced by the amount of German withholding taxes imposed on a distribution made by us in respect of the ADSs or BASF Shares. Eligible U.S. Holders that are corporations will not be entitled to the dividends-received deduction with respect to such distributions.

     Under German tax law, German corporations are required to withhold tax on dividends in an amount equal to 25% of the gross amount paid to resident and nonresident stockholders plus the solidarity surcharge of 5.5% thereon (equal to 1.375% of the gross amount). As of January 1, 2002 the withholding tax rate on dividends will be reduced to 20% plus the solidarity surcharge of 5.5% thereon (see "Corporate Taxation in Germany," below). In the case of an Eligible U.S. Holder, the German withholding tax is partially refunded under the Income Tax Treaty to reduce the withholding tax to 15% of the gross amount of the dividend. In addition, so long as the German imputation system provides German resident individual stockholders with a tax credit for corporate taxes with respect to dividends paid by German corporations, the Income Tax Treaty provides that Eligible U.S. Holders are entitled to a further refund equal to 5% of the gross amount of the dividend. For United States federal income tax purposes, the benefit resulting from this refund is treated as a dividend received by the Eligible U.S. Holder with respect to German corporate taxes. Eligible U.S. Holders should be aware that, as a result of German tax legislation enacted in 2000, the 5% refund will no longer be available after December 31, 2001. See "Corporate Taxation in Germany," below.

     Subject to applicable limitations and conditions under United States federal income tax law, German income taxes withheld from dividends received in respect of ADSs or BASF Shares may be claimed by Eligible U.S. Holders either as credits against their U.S. federal income tax liability, or as deductions in computing their taxable income. For United States foreign tax credit purposes, dividends received in respect of the ADSs or BASF Shares generally will be treated as passive (or, in some circumstances, financial services) income derived from sources outside the United States.

The rules relating to foreign tax credits are complex, and Eligible U.S. holders should consult with their own tax advisors regarding the availability of foreign tax credits and the application of the foreign tax credit limitations to their particular situations.

     To illustrate the foregoing, for each $100 gross amount of dividend paid by BASF to an Eligible U.S. Holder, the dividend after partial refund of the 25% withholding tax (plus the solidarity surcharge of 5.5% thereon) under the Income Tax Treaty would be subject to a German withholding tax of $15. If the Eligible U.S. Holder also applied for the additional 5% refund, German withholding tax effectively would be reduced to $10, and the cash received per $100 gross amount of dividend would be $90. For United States federal income tax purposes, the U.S. Holder would be treated as receiving total dividend income of $105.88 (to the extent paid out of our current and accumulated earnings and profits, as determined under United States federal income tax principles), consisting of the $100 gross amount of dividend and the deemed refund of German corporate tax of $5.88. The notional $105.88 dividend would be deemed to have been subject to German withholding tax of $15.88. Thus, for each $100 gross amount of dividend, the Eligible U.S. Holder would include $105.88 in gross income, and would be entitled to claim a foreign tax credit (or, alternatively, a deduction) of $15.88, subject to the generally applicable limitations and conditions under United States federal income tax law.

     For United States federal income tax purposes, dividends paid by BASF in German marks or euros will be included in the gross income of an Eligible U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends (including the deemed refund of German corporate tax) are received by such Eligible U.S. Holder or, in the case of ADSs, by the Depositary. If a dividend paid in German marks or euros is converted into U.S. dollars on the date received, Eligible U.S. Holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend.

GENERAL REFUND PROCEDURES REGARDING GERMAN WITHHOLDING TAX

     Pursuant to administrative procedures, claims for refunds under the Income Tax Treaty generally must be submitted to the German Federal Tax Authority (Bundesamt fur Finanzen) either individually by an Eligible U.S. Holder, or collectively (introduced on a trial basis) by the Depositary (or a custodian as its designated agent) on behalf of all Eligible U.S. Holders owning ADSs. Claims must be filed within four years of the end of the calendar year in which the dividend was received.

     The collective refund procedure may not be available for Eligible U.S. Holders entitled to refunds in excess of DM300 for the calendar year. In such event, those holders must file separate claims or may qualify for the simplified refund procedure described below. Details of the collective refund procedure will be available from the Depositary.

     Individual claims for refund have to be made on a special German claim form that must be filed with the German Federal Tax Authority at Bundesamt fur Finanzen, FriedhofstraSSe 1, 53221 Bonn, Germany. The German claim-for-refund-form may be obtained from the German Federal Tax Authority at the same address where applications are filed, or from the Embassy of the Federal Republic of Germany at 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998. Forms can also be obtained from the Office of the Assistant Commissioner (International), Internal Revenue Service, 950 L'Enfant Plaza South, SW, Washington, DC 20024, Attention: Taxpayer Service Division.

     As part of the individual refund claim, an Eligible U.S. Holder must submit to the German Federal Tax Authority the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, and an official certification on IRS Form 6166 of such Eligible U.S. Holder's last filed United States federal income tax return. IRS Form 6166 may be obtained by sending a request to the Internal Revenue Service Center, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification are to be made in writing and must include the Eligible U.S. Holder's name, mailing address and social security or employer identification number, the form number for the relevant United States federal income tax return and the tax period for which the certification is requested.

     The Internal Revenue Service will send the certification directly to the German Federal Tax Authority if requested by the Eligible U.S. Holder. If no such request is made, the Internal Revenue Service will send a certificate on IRS Form 6166 to the Eligible U.S. Holder, which then must submit the certification with its claim for refund. The Internal Revenue Service certification is valid for three years and need only be resubmitted in a fourth year in the event of a subsequent application for refund.

SIMPLIFIED REFUND PROCEDURE REGARDING GERMAN WITHHOLDING TAX IN RESPECT OF ADSS OR BASF SHARES DEPOSITED WITH THE DEPOSITORY TRUST COMPANY IN NEW YORK

     As of May 7, 1999, Eligible U.S. Holders may make applications for refunds payable under the Income Tax Treaty by using a simplified refund procedure instead of the general refund procedures described above. Eligible U.S. Holders may use the simplified refund procedure only with respect to taxes withheld on dividends in respect of ADSs or BASF Shares deposited with The Depository Trust Company in New York. Under the simplified refund procedure, refund applications will be filed in a special (simplified) collective procedure with the aid of the "Elective Dividend Service" (the "EDS") installed at The Depository Trust Company.

     In the EDS system, the participants maintaining accounts at The Depository Trust Company report the positions held by them at the relevant cutoff date that qualify for share dividends subject to withholding tax at the appropriate rates under the Income Tax Treaty. The reports of the individual participants will be compiled by The Depository Trust Company into a collective application and submitted to the German Federal Tax Authority (Bundesamt fur Finanzen) for conditional refund. After initially checking only arithmetical correctness, the German Federal Tax Authority (Bundesamt fur Finanzen) will make a refund as required to The Depository Trust Company. The refund will be made at the earliest on the due date of the withholding tax pursuant to German tax law.

     The Depository Trust Company will distribute the refund amounts in accordance with EDS data to the participants to be passed on to the beneficial owners.

TAXATION OF CAPITAL GAINS

     Upon a sale or other taxable disposition of ADSs or BASF Shares, an Eligible U.S. Holder will recognize a gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized from the sale or other disposition, and the Eligible U.S. Holder's tax basis in the ADSs or BASF Shares. Such gain or loss generally will be treated as a capital gain or loss derived from United States sources, and will be a long-term capital gain or loss if the Eligible U.S. Holder's holding period for the ADSs or BASF Shares exceeds one year. In the case of certain Eligible U.S. Holders (including individuals), long-term capital gains are taxable at preferential United States federal income tax rates. The deduction of capital losses is subject to certain limitations under United States federal income tax law.

     Deposits and withdrawals of BASF Shares in exchange for ADSs generally will not be considered a taxable event for United States federal income tax purposes.

     Under the Income Tax Treaty, an Eligible U.S. Holder will not be liable for German tax on capital gains realized or accrued on the sale or other disposition of ADSs or BASF Shares.

GIFT AND INHERITANCE TAXES-GERMAN TAXATION

     An Eligible U.S. Holder who is an individual and whose domicile is determined to be in the United States for purposes of the Estate Tax Treaty will not be subject to German inheritance and gift tax (the equivalent of the United States federal estate and gift tax) upon the individual's death or upon the making of a gift unless the ADSs or BASF Shares (i) are part of the business property of a permanent establishment located in Germany or (ii) are part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services. An individual's domicile in the United States, however, does not prevent imposition of German inheritance and gift tax with respect to an heir, donee, or other beneficiary who is domiciled in Germany at the time the individual died or the gift was made.

     The Estate Tax Treaty also provides a credit against United States federal estate and gift tax liability for the amount of inheritance and gift tax paid to Germany, subject to certain limitations, in a case where the ADSs or BASF Shares are subject to German inheritance or gift tax and United States federal estate or gift tax.

OTHER GERMAN TAXES

     There are no German transfer, stamp or other similar taxes that would apply to Eligible U.S. Holders that purchase or sell ADSs or BASF Shares. The wealth tax is no longer levied in respect of any taxation periods that start on or after January 1, 1997. For collection periods from 1998 on, the trade capital tax has been abrogated.

CORPORATE TAXATION IN GERMANY

     In 2000, the Parliament of the Federal Republic of Germany enacted a bill reforming corporate tax and reducing tax rates, effective January 1, 2001. Among many other changes, the tax reform abolished the imputation system (corporation tax credit system). As a result, at the shareholder level, the credit for corporation tax paid by the corporation, and the 5% refund of corporate taxes to Eligible U.S. holders under the Income Tax Treaty, has been removed. In addition, the withholding tax on income from capital investment would be reduced by 5%. As this piece of the new tax law is subject to transitional provisions, it will only come into effect as of January 1, 2002 (the 5% refund will still apply in 2001).

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Dividends on ADSs or BASF Shares, and payments of the proceeds of a sale of ADSs or BASF Shares, paid within the United States or through certain U.S.-related intermediaries are subject to Internal Revenue Service information reporting, and may be subject to backup withholding at a 31% rate unless the holder (i) is a corporation or other exempt recipient or (ii) provides a correct taxpayer identification number, certifies that no loss of exemption from backup withholding has occurred and otherwise complies with the backup withholding requirements.

DOCUMENTS ON DISPLAY

     BASF is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, BASF files reports and other information with the Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. BASF's Annual Report and some of the other information submitted by BASF to the Commission may be accessed through this web site. In addition, material filed by BASF can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     BASF is exposed to foreign currency and interest rate risks during the normal course of business. In cases where BASF intends to hedge against these risks, financial derivatives are used, including forward exchange contracts, currency options, interest rate/currency swaps or combined instruments. In addition, derivative instruments are used to replace transactions in original financial instruments, such as shares or fixed-interest securities.

     Exclusive use is made of commonly used instruments with sufficient market liquidity. Derivative financial instruments are only used if they have corresponding underlying positions arising from the operating business, cash investments and financing. The leverage effect that can be achieved with derivatives is deliberately not used. The derivative instruments held by BASF are solely held for purposes other than trading.

     Where financial derivatives have a positive market value, BASF is exposed to credit risks in the event of non-performance of their counterparts. The credit risk is minimized by exclusively trading contracts with major creditworthy financial institutions.

     To ensure efficient risk management, market risks are centralized at BASF Aktiengesellschaft and BASF Group companies designated for this purpose. BASF has developed and implemented internal guidelines based on the principles of separation of the conclusion function from the settlement function for derivative instruments.

     The risks arising from changes in exchange rates and interest rates as a result of the underlying transactions and the derivative transactions concluded to hedge them are monitored constantly. For this purpose, market quotations or computer or mathematical models are used to determine the current market values not only of the underlying transactions but also of the derivative transactions and these are compared with each other. Where derivative instruments are completed as replacement for original financial instruments, market trends are also monitored constantly.

INTEREST RATE RISK MANAGEMENT

     BASF holds interest rate sensitive financial instruments to manage the liquidity and cash needs of its operations. Financial liabilities consist of bank loans (21% of financial liabilities), which BASF group companies worldwide took from numerous local banks in their various home currencies. Additionally, fixed-rate U.S. dollar and euro bonds are outstanding (19% of financial liabilities) as well as a number of variable and fixed-rate U.S. dollar-denominated infrastructure and environmental bonds with a preferred tax status in the United States (4% of financial liabilities). The remaining debt consists of a number of other bonds or commercial paper (56% of financial liabilities, thereof 55% short-term commercial paper).

     In addition to the interest rate risk exposure resulting from financial liabilities described above, BASF entered into a number of interest derivatives, combined interest/currency derivatives or combined interest/equity derivatives with banks. In most cases BASF is obliged to pay a fixed rate in a foreign currency and receives a variable rate in German marks and euros. Such swaps were concluded to optimize the internal financing of group companies worldwide and to offer the internal parties the desired credit terms and cash flows. BASF also entered into a swap contract for which BASF pays a quarterly variable rate and receives a positive Equity Index performance. That instrument is described in greater detail under "Other Derivatives" and "Marketable Securities" below.

     The following information on debt is presented in euro (E) equivalents, which is BASF's reporting currency.

     PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY
     INTEREST RATE -- DECEMBER 31, 1999

                                                                                                        FAIR VALUE
                                                                                                       DECEMBER 31,
                                        2000    2001    2002    2003    2004    THEREAFTER    TOTAL        1999
                                        -----   -----   -----   -----   -----   ----------   -------   ------------
      DEBT, INCLUDING CURRENT PORTION
      U.S. DOLLAR (USD)
      Fixed rate......................  101.1   284.1    18.9    13.8    13.6      23.5        455.0       444.3
      Weighted avg.
        interest rate (fixed).........   7.0%    3.8%    7.3%    7.2%    7.1%      6.8%
      Variable rate...................   50.4     4.7     2.3      --      --     204.2        261.6       261.6
      Interest rate (variable)........   6.9%    6.6%    6.6%      --      --      4.8%
      SUBTOTAL........................                                                         716.6       705.9
      EURO (EUR)
      Fixed rate......................   45.4     6.1     4.7     4.5    14.6       3.1         78.4        78.4
      Weighted avg.
        interest rate (fixed).........   3.4%    4.8%    4.7%    3.8%    3.9%      1.5%
      Variable rate...................   31.7     4.9     2.0     1.8     1.6       0.6         42.6        42.6
      Interest rate (variable)........   3.3%    3.1%    3.1%    3.1%    3.1%      1.7%
      SUBTOTAL........................                                                         121.0       121.0
      CHINESE RENMINBI
      (CNY)
      Fixed rate......................  141.9      --      --      --      --        --        141.9       141.9
      Weighted avg.
        interest rate (fixed).........   6.1%      --      --      --      --        --
      Variable rate...................    4.7    26.4    10.9      --      --        --         42.0        42.0
      Interest rate (variable)........   6.6%    6.3%    6.4%      --      --        --
      SUBTOTAL........................                                                         183.9       183.9
      OTHER CURRENCIES
      Fixed rate......................  167.1    43.0    16.4     4.2     0.1        --        230.8       230.8
      Weighted avg.
        interest rate (fixed).........   7.9%    9.6%   12.5%    9.5%    5.5%        --
      Variable rate...................   34.9     4.6      --      --     2.6        --         42.1        42.1
      Interest rate (variable)........   9.4%   10.6%      --      --    2.1%        --
      SUBTOTAL........................                                                         272.9       272.9
                                        -----   -----   -----   -----   -----     -----      -------     -------
      TOTAL...........................  577.2   373.8    55.2    24.3    32.5     231.4      1,294.4     1,283.7

     PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY
     INTEREST RATE -- DECEMBER 31, 2000

                                                                                                       FAIR VALUE
                                                                                                      DECEMBER 31,
                                     2001     2002    2003    2004    2005     THEREAFTER    TOTAL        2000
                                    -------   -----   -----   ----   -------   ----------   -------   ------------
      DEBT, INCLUDING CURRENT
        PORTION
      U.S. DOLLAR (USD)
      Fixed rate..................  4,454.7     6.8    20.2   20.3      11.7      18.2      4,531.9     4,529.3
      Weighted avg. interest rate
        (fixed)...................     6.3%    6.8%    7.4%   7.4%      7.5%      6.8%
      Variable rate...............     37.4    80.6      --     --      16.1     240.4        374.5       374.5
      Interest rate (variable)....     7.5%    7.9%      --     --      4.3%      4.9%
      SUBTOTAL....................                                                          4,906.4     4,903.8
      EURO (EUR)
      Fixed rate..................    680.9     5.3     4.6    2.7   1,251.3      13.2      1,957.9     1,986.7
      Weighted avg. interest rate
        (fixed)...................     4.8%    4.3%    3.1%   3.7%      5.7%      3.4%
      Variable rate...............     35.5     1.9     1.8    1.6       1.4       0.8         43.0        43.0
      Interest rate (variable)....     4.0%    3.0%    3.0%   3.0%      3.0%        0%
      SUBTOTAL....................                                                          2,000.9     2,029.7
      CHINESE RENMINBI
      (CNY)
      Fixed rate..................    177.0      --      --     --        --        --        177.0       177.0
      Weighted avg. interest rate
        (fixed)...................     5.6%      --      --     --        --        --
      Variable rate...............     15.3    11.7    19.5     --        --        --         46.5        46.5
      Interest rate (variable)....     6.1%    6.0%    5.9%     --        --        --
      SUBTOTAL....................                                                            223.5       223.5
      OTHER CURRENCIES
      Fixed rate..................    304.8    16.1    12.0    3.3       8.6      25.6        370.3       370.3
      Weighted avg. interest rate
        (fixed)...................     8.0%   12.4%    9.0%   8.1%      6.2%      7.0%
      Variable rate...............    386.8     1.1     1.1     --       1.8        --        390.8       390.8
      Interest rate (variable)....    13.4%   14.0%   14.0%     --      2.1%        --
      SUBTOTAL....................                                                            761.1       761.1
                                                                                            -------
      TOTAL.......................                                                          7,891.9

     Fixed rate U.S. dollar debt with a remaining term of less than one year of E4,454.7 million includes E4,056.5 million of commercial paper of BASF Aktiengesellschaft as well as the 3% U.S. Dollar Option Bond 1986/2001 of BASF Finance Europe N.V. with an amount of E247.8 million due in 2001.

     Other currencies at December 31, 2000, in which BASF has issued debt are primarily the Korean won, the Malaysian ringgit, the Brazilian real and the British pound.

     The following information on derivatives is presented in euro equivalents, which is BASF's reporting currency. The instruments' actual cash flows are denominated in the currencies noted parenthetically.

     INTEREST RATE SWAPS -- DECEMBER 31, 1999

                                                   EXPECTED MATURITY DATE
                                           (NOTIONAL AMOUNTS, EUROS IN MILLIONS)
                                       ----------------------------------------------
                                       2000   2001    2002   2003   2004   THEREAFTER      TOTAL AMOUNT           FAIR VALUE
                                       ----   -----   ----   ----   ----   ----------   -------------------   -------------------
                                                                                        (EUROS IN MILLIONS)   (EUROS IN MILLIONS)
      U.S. DOLLAR
      Payer Swap.....................             7                            141              148                   2.03
      Weighted to average pay rate
        (fixed)......................          6.7%                           7.0%
      Weighted average receive rate
        (variable)...................          6.4%                           7.2%

     INTEREST RATE SWAPS -- DECEMBER 31, 2000

                                                   EXPECTED MATURITY DATE
                                            (NOTIONAL AMOUNTS, EUROS IN MILLIONS)
                                        ---------------------------------------------
                                        2001   2002   2003   2004   2005   THEREAFTER      TOTAL AMOUNT           FAIR VALUE
                                        ----   ----   ----   ----   ----   ----------   -------------------   -------------------
                                                                                        (EUROS IN MILLIONS)   (EUROS IN MILLIONS)
      EURO (EUR)
      Payer Swap......................                         18                                18                   0.22
      Weighted to average pay rate
        (fixed).......................                       4.4%
      Weighted average receive rate
        (variable)....................                       4.8%
      U.S. DOLLAR (USD)
      Payer Swap......................                  18                                       18                  (0.09)
      Weighted to average pay rate
        (fixed).......................                6.3%
      Weighted average receive rate
        (variable)....................                5.9%

     The total volume of interest rate swaps decreased from E148 million in 1999 to E36 million in 2000.

     INTEREST RATE AND CROSS CURRENCY SWAPS -- DECEMBER 31, 1999

                                                   EXPECTED MATURITY DATE
                                           (NOTIONAL AMOUNTS, EUROS IN MILLIONS)
                                       ----------------------------------------------
                                       2000   2001    2002   2003   2004   THEREAFTER      TOTAL AMOUNT           FAIR VALUE
                                       ----   -----   ----   ----   ----   ----------   -------------------   -------------------
                                                                                        (EUROS IN MILLIONS)   (EUROS IN MILLIONS)
      U.S. DOLLAR (USD)/GERMAN MARK
        (DEM)
      Amount payable on maturity
        (USD)........................   199                                     64               263
      Amount receivable on maturity
        (DEM)........................   143                                     61               204                 (60.63)
      Weighted average pay rate
        (fixed, USD).................  7.3%                                   n.a.(1)
      Weighted average receive rate
        (fixed, DEM).................  6.8%                                   n.a.(1)
      Amount payable on maturity
        (USD)........................                  199    199    199       538(2)          1,135
      Amount receivable on maturity
        (DEM)........................                  141    159    184       494(2)            978                (148.43)
      Weighted average pay rate
        (fixed, USD).................                 7.6%   6.7%   5.8%      7.4%

                                                   EXPECTED MATURITY DATE
                                           (NOTIONAL AMOUNTS, EUROS IN MILLIONS)
                                       ----------------------------------------------
                                       2000   2001    2002   2003   2004   THEREAFTER      TOTAL AMOUNT           FAIR VALUE
                                       ----   -----   ----   ----   ----   ----------   -------------------   -------------------
                                                                                        (EUROS IN MILLIONS)   (EUROS IN MILLIONS)
      Weighted average receive rate
        (variable, DEM)..............                 4.5%   5.0%   5.1%      5.3%
      Amount payable on maturity
        (USD)........................            37     62                                        99
      Amount receivable on maturity
        (DEM)........................            35     59                                        93                  (6.75)
      Weighted average pay rate
        (variable, USD)..............          6.6%   6.8%
      Weighted average receive rate
        (variable, DEM)..............          4.1%   4.6%
      DUTCH GUILDER (NLG)/GERMAN MARK
        (DEM)
      Amount payable on maturity
        (NLG)........................                    4                                         4
      Amount receivable on maturity
        (DEM)........................                    4                                         4                   0.04
      Weighted average pay rate
        (fixed, NLG).................                 6.2%
      Weighted average receive rate
        (fixed, DEM).................                 5.8%
      Amount payable on maturity
        (NLG)........................                    3                                         3
      Amount receivable on maturity
        (DEM)........................                    3                                         3                  (0.02)
      Weighted average pay rate
        (fixed, NLG).................                 6.0%
      Weighted average receive rate
        (variable, DEM)..............                 4.5%
      JAPANESE YEN (JPY)/GERMAN MARK
        (DEM)
      Amount payable on maturity
        (JPY)........................             4                    4                           9
      Amount receivable on maturity
        (DEM)........................             3                    3                           7                  (1.92)
      Weighted average pay rate
        (fixed, JPY).................          2.5%                 0.7%
      Weighted average receive rate
        (variable, DEM)..............          4.1%                 5.1%
      CANADIAN DOLLAR (CAD)/GERMAN
        MARK (DEM)
      Amount payable on maturity
        (CAD)........................            14                                               14
      Amount receivable on maturity
        (DEM)........................            11                                               11                  (2.68)
      Weighted average pay rate
        (fixed, CAD).................          6.9%
      Weighted average receive rate
        (variable, DEM)..............          4.3%

                                                   EXPECTED MATURITY DATE
                                           (NOTIONAL AMOUNTS, EUROS IN MILLIONS)
                                       ----------------------------------------------
                                       2000   2001    2002   2003   2004   THEREAFTER      TOTAL AMOUNT           FAIR VALUE
                                       ----   -----   ----   ----   ----   ----------   -------------------   -------------------
                                                                                        (EUROS IN MILLIONS)   (EUROS IN MILLIONS)
      BRAZILIAN REAL (BRL) /U.S.
        DOLLAR (USD)
      Amount payable on maturity
        (BRL)........................    74      10                                               84
      Amount receivable on maturity
        (USD)........................    70      10                                               80                  (5.11)
      Weighted average pay rate
        (fixed, BRL).................  9.5%   10.1%
      Weighted average receive rate
        (fixed, USD).................    0%(3)    0%(3)
      SPANISH PESETA (ESP)/GERMAN
        MARK (DEM)
      Amount payable on maturity
        (ESP)........................                   24                                        24
      Amount receivable on maturity
        (DEM)........................                   24                                        24                  (0.64)
      Weighted average pay rate
        (fixed, ESP).................                 5.5%
      Weighted average receive rate
        (fixed, DEM).................                 4.6%

---------------

     (1) Amounts stated under USD/DEM-fixed/fixed in the column "Thereafter" represent two swaps with predefined cashflows. Respective interest rates have not been agreed upon by the parties.

     (2) Total Amount of USD/DEM-fixed/variable includes a swap of $80 million with an ascending interest rate from 2% to 19.5% per annum.

     (3) Interest rates on cross currency swaps between Brazilian real (BRL) and U.S. dollars (USD) are quoted in Brazil as the difference between the higher BRL interest rate and the lower USD interest rate. This difference is shown under the BRL interest rate.

     INTEREST RATE AND CROSS CURRENCY SWAPS -- DECEMBER 31, 2000

                                                  EXPECTED MATURITY DATE
                                          (NOTIONAL AMOUNTS, EUROS IN MILLIONS)
                                     ------------------------------------------------
                                     2001   2002   2003   2004    2005     THEREAFTER      TOTAL AMOUNT           FAIR VALUE
                                     ----   ----   ----   ----   -------   ----------   -------------------   -------------------
                                                                                        (EUROS IN MILLIONS)   (EUROS IN MILLIONS)
      U.S. DOLLAR (USD)/GERMAN MARK
        (DEM)
      Amount payable on maturity
        (USD)......................                                              56               56
      Amount receivable on maturity
        (DEM)......................                                              45               45                 (6.29)
      Weighted average pay rate
        (fixed, USD)...............                                            n.a.(1)
      Weighted average receive rate
        (fixed, DEM)...............                                            n.a.(1)
      Amount payable on maturity
        (USD)......................          215    215              301         65              796
      Amount receivable on maturity
        (DEM)......................          141    159              254         55              609               (215.69)
      Weighted average pay rate
        (fixed, USD)...............         7.6%   6.7%             4.9%(2)     9.6%
      Weighted average receive rate
        (variable, DEM)............         4.7%   4.8%             5.4%       5.1%
      Amount payable on maturity
        (USD)......................    12     41                                                  53

                                                  EXPECTED MATURITY DATE
                                          (NOTIONAL AMOUNTS, EUROS IN MILLIONS)
                                     ------------------------------------------------
                                     2001   2002   2003   2004    2005     THEREAFTER      TOTAL AMOUNT           FAIR VALUE
                                     ----   ----   ----   ----   -------   ----------   -------------------   -------------------
                                                                                        (EUROS IN MILLIONS)   (EUROS IN MILLIONS)
      Amount receivable on maturity
        (DEM)......................    10     36                                                  46                 (7.02)
      Weighted average pay rate
        (variable, USD)............  6.3%   6.0%
      Weighted average receive rate
        (variable, DEM)............  4.9%   5.0%
      U.S. DOLLAR (USD)/EURO (EUR)
      Amount payable on maturity
        (USD)......................                 108                                          108
      Amount receivable on maturity
        (EUR)......................                 117                                          117                   9.07
      Weighted average pay rate
        (variable, USD)............                6.8%
      Weighted average receive rate
        (variable, EUR)............                5.8%
      Amount payable on maturity
        (USD)......................          215    215    430       107        967            1,934
      Amount receivable on maturity
        (EUR)......................          224    209    407       103        919            1,862               (152.60)
      Weighted average pay rate
        (fixed, USD)...............         7.3%   7.6%   6.1%      7.4%       7.3%
      Weighted average receive rate
        (variable, EUR)............         4.7%   4.9%   3.6%      4.9%       5.2%
      DUTCH GUILDER (NLG)/GERMAN
        MARK (DEM)
      Amount payable on maturity
        (NLG)......................            3                                                   3
      Amount receivable on maturity
        (DEM)......................            3                                                   3                 (0.04)
      Weighted average pay rate
        (fixed, NLG)...............         6.0%
      Weighted average receive rate
        (variable, DEM)............         4.7%
      JAPANESE YEN (JPY)/GERMAN
        MARK (DEM)
      Amount payable on maturity
        (JPY)......................     0(3)                                                       0
      Amount receivable on maturity
        (DEM)......................     0(3)                                                       0                 (0.09)
      Weighted average pay rate
        (fixed, JPY)...............  2.4%
      Weighted average receive rate
        (variable, DEM)............  4.7%
      JAPANESE YEN (JPY)/EURO (EUR)
      Amount payable on maturity
        (JPY)......................     1            30      3                                    34
      Amount receivable on maturity
        (EUR)......................     1            34      3                                    38                   3.36
      Weighted average pay rate
        (fixed, JPY)...............  2.6%          1.3%   0.7%
      Weighted average receive rate
        (variable, EUR)............  4.7%          4.8%   4.8%

                                                  EXPECTED MATURITY DATE
                                          (NOTIONAL AMOUNTS, EUROS IN MILLIONS)
                                     ------------------------------------------------
                                     2001   2002   2003   2004    2005     THEREAFTER      TOTAL AMOUNT           FAIR VALUE
                                     ----   ----   ----   ----   -------   ----------   -------------------   -------------------
                                                                                        (EUROS IN MILLIONS)   (EUROS IN MILLIONS)
      CANADIAN DOLLAR (CAD)/GERMAN
        MARK (DEM)
      Amount payable on maturity
        (CAD)......................    14                                                         14
      Amount receivable on maturity
        (DEM)......................    11                                                         11                 (3.52)
      Weighted average pay rate
        (fixed, CAD)...............  6.9%
      Weighted average receive rate
        (variable, DEM)............  4.7%
      BRAZILIAN REAL (BRL)/U.S.
        DOLLAR (USD)
      Amount payable on maturity
        (BRL)......................    10                                                         10
      Amount receivable on maturity
        (USD)......................    11                                                         11                   0.40
      Weighted average pay rate
        (fixed, BRL)...............  1.8%
      Weighted average receive rate
        (fixed, USD)...............    0%(4)
      Amount payable on maturity
        (BRL)......................    69                                                         69
      Amount receivable on maturity
        (USD)......................    75                                                         75                   2.99
      Weighted average pay rate
        (variable, BRL)............  1.8%
      Weighted average receive rate
        (fixed, USD)...............    0%(4)
      SPANISH PESETA (ESP)/GERMAN
        MARK (DEM)
      Amount payable on maturity
        (ESP)......................           24                                                  24
      Amount receivable on maturity
        (DEM)......................           24                                                  24                 (0.17)
      Weighted average pay rate
        (fixed, ESP)...............         5.5%
      Weighted average receive rate
        (variable, DEM)............         4.7%
      U.S. DOLLAR (USD)/KOREAN WON
        (KRW)
      Amount payable on maturity
        (KRW)......................                 102                                          102
      Amount receivable on maturity
        (USD)......................                 108                                          108                   3.37
      Weighted average pay rate
        (fixed, KRW)...............                8.1%
      Weighted average receive rate
        (variable, USD)............                7.7%

---------------

     (1) Amounts stated under USD/DEM-fixed/fixed in the column "Thereafter" represent two swaps with predefined cashflows. Respective interest rates have not been agreed upon by the parties.

     (2) Total Amount of USD/DEM-fixed/variable includes a swap of $80 million with an ascending interest rate from 2% to 19.5% per annum.

     (3) The notional amount of this contract is less than E1 million.

     (4) Interest rates on cross currency swaps between Brazilian real (BRL) and U.S. dollars (USD) are quoted in Brazil as the difference between the higher BRL interest rate and the lower USD interest rate. The difference is shown under the BRL interest rate.

     The total volume of interest rate and cross currency swaps increased from E1,409 million in 1999 to E2,977 million in 2000. This was due to a number of new U.S. dollar/Euro swaps that BASF entered into to hedge the currency risk on increased internal financing of group companies worldwide as a result of the acquisition of the crop protection business from American Home Products Corporation. The total fair value of the swaps changed from E(228) million in 1999 to E(366) million in 2000 mainly due to the rising U.S. dollar exchange rate versus the German mark and the euro and to increased volumes overall.

     OTHER DERIVATIVES -- DECEMBER 31, 1999

                                                 EXPECTED MATURITY DATE
                                         (NOTIONAL AMOUNTS, EUROS IN MILLIONS)
                                   --------------------------------------------------
                                   1999    2000    2001    2002    2003    THEREAFTER      TOTAL AMOUNT           FAIR VALUE
                                   -----   -----   -----   -----   -----   ----------   -------------------   -------------------
                                                                                        (EUROS IN MILLIONS)   (EUROS IN MILLIONS)
      Equity Index Swap(1).......                     51                                        51                   26.02
      Weighted average pay rate
        (variable)...............                   4.8%
      Weighted average receive
        rate (variable)..........                   n.a.

---------------

     (1) Represents an index swap to create synthetic share investments with a guarantee of the capital invested.

     OTHER DERIVATIVES -- DECEMBER 31, 2000

                                                 EXPECTED MATURITY DATE
                                         (NOTIONAL AMOUNTS, EUROS IN MILLIONS)
                                   --------------------------------------------------
                                   2001    2002    2003    2004    2005    THEREAFTER      TOTAL AMOUNT           FAIR VALUE
                                   -----   -----   -----   -----   -----   ----------   -------------------   -------------------
                                                                                        (EUROS IN MILLIONS)   (EUROS IN MILLIONS)
      Equity Index Swap(1).......             26                                                26                   10.10
      Weighted average pay rate
        (variable)...............           4.7%
      Weighted average receive
        rate (variable)..........           n.a.

---------------

     (1) Represents an index swap to create synthetic share investments with a guarantee of the capital invested.

FOREIGN EXCHANGE RISK MANAGEMENT

     The principal derivative financial instruments used by BASF to hedge foreign currency exposures resulting from trade receivables, trade payables and commercial paper denominated in foreign currency are forward foreign exchange contracts and currency options. In 2000, transactions in these hedging instruments were primarily aimed at hedging the exchange rate risk arising from the U.S. dollar, the Canadian dollar, the Australian dollar, the British pound, the Mexican peso, the Swiss franc, the Japanese yen and the Singapore dollar.

     BASF entered into foreign exchange forward contracts and currency options related to the foreign exchange exposure arising from the sale of BASF's pharmaceutical business in U.S. dollars. As of December 31, 2000, the company had entered into contracts with a nominal volume of $4.0 billion. For additional information on the sales of the pharmaceuticals business, see Note 2 to the Consolidated Financial Statements in Item 18.

     Intercompany loans within the BASF Group must frequently be denominated in a currency which is foreign to the intercompany borrower or the intercompany lender or both. The foreign currency risks inherent in such loans are hedged by forward foreign exchange contracts or foreign currency borrowings from third parties in such cases where the loan has a short term or a variable maturity. Longer term intercompany loans with fixed maturity schedules are hedged primarily with cross currency swaps.

     The tables below provide information about significant derivative financial instruments which are sensitive to changes in foreign currency exchange rates.

     FOREIGN CURRENCY FORWARD CONTRACTS -- DECEMBER 31, 1999(1)

                                                                   WEIGHTED AVERAGE
                                              CONTRACT AMOUNT          FORWARD             FAIR VALUE
                                            (EUROS IN MILLIONS)     EXCHANGE RATE      (EUROS IN MILLIONS)
                                            -------------------    ----------------    -------------------
      EURO (EUR)
      Sale Australian dollar (AUD)........           27.8                  1.63               (0.97)
      Sale Canadian dollar (CAD)..........            6.8                  1.49               (0.10)
      Sale Danish krone (DKK).............           13.5                  7.44               (0.00)
      Sale British pound (GBP)............          168.7                  0.64               (3.87)
      Sale Hong Kong dollar (HKD).........            0.7                  7.81               (0.01)
      Sale Japanese yen (JPY).............           64.2                109.05               (4.17)
      Sale New Zealand dollar (NZD).......            2.5                  2.06               (0.15)
      Sale Swedish krona (SEK)............            2.1                  8.79               (0.05)
      Sale Singapore dollar (SGD).........           67.1                  2.01              (12.51)
      Sale Thai baht (THB)................            0.6                 41.80               (0.06)
      Sale U.S. dollar (USD)..............        1,676.0                  1.04              (35.45)
      Purchase Singapore dollar (SGD).....            8.2                  1.71               (0.14)
      Purchase U.S. dollar (USD)..........          183.7                  1.03                3.01
      U.S. DOLLAR (USD)
      Sale Australian dollar (AUD)........           12.5                  1.54               (0.05)
      Sale Chinese renminbi (CNY).........            5.7                  8.31               (0.30)
      Sale Mexican peso (MXP).............           90.5                 11.42              (13.04)
      Sale British pound (GBP)............            0.5                  0.62               (0.00)
      Sale Indonesian rupia (IDR).........            6.0              7,236.00               (0.10)
      Sale Malaysian ringgit (MYR)........            3.6                  3.77                0.03
      Sale Brazilian real (BRL)...........            6.1                  2.03               (0.64)
      Sale UF(2)..........................            3.0                  0.03               (0.06)
      Sale Argentine peso (ARS)...........           19.9                  1.00               (0.07)
      Sale Taiwan dollar (TWD)............           11.4                 31.60               (0.12)
      Sale Thai baht (THB)................            4.2                 38.52               (0.09)
      Purchase Danish krona (DKK).........           18.9                  7.41               (0.95)
      Purchase Colombian peso (COP).......            8.1              2,175.41               (1.10)
      BRITISH POUND (GBP)
      Sale Australian dollar (AUD)........            2.0                  2.53               (0.04)
      Purchase Japanese yen (JPY).........            0.1                163.75                0.00
      Purchase Danish krona (DKK).........            0.4                 11.98               (0.02)
      JAPANESE YEN (JPY)
      Purchase Danish krona (DKK).........            0.8                  7.26               (0.14)
      AUSTRALIAN DOLLAR (AUD)
      Purchase Danish krona (DKK).........            0.3                  4.83               (0.02)
      NEW ZEALAND DOLLAR (NZD)
      Purchase Danish krona (DKK).........            0.1                  3.86               (0.01)

---------------

     (1) All maturing in 2000 except for E12 million in 2001-2003 and E67 million in 2004.

     (2) UF = Unidad de Fomento equals 15.066 Chilean pesos.

     FOREIGN CURRENCY FORWARD CONTRACTS -- DECEMBER 31, 2000(1)

                                                                   WEIGHTED AVERAGE
                                                                       FORWARD
                                              CONTRACT AMOUNT          EXCHANGE            FAIR VALUE
                                            (EUROS IN MILLIONS)          RATE          (EUROS IN MILLIONS)
                                            -------------------    ----------------    -------------------
      EURO (EUR)
      Sale Australian dollar (AUD)......             45.6                 1.62                  1.59
      Sale Canadian dollar (CAD)........             35.5                 1.41                 (0.24)
      Sale Danish krona (DKK)...........              6.1                 7.46                  0.00
      Sale British pound (GBP)..........            216.5                 0.61                  5.00
      Sale Japanese yen (JPY)...........             92.1                93.96                 10.39
      Sale New Zealand dollar (NZD).....              1.9                 2.11                  0.01
      Sale Swedish krona (SEK)..........              2.2                 8.43                  0.09
      Sale Singapore dollar (SGD).......             59.9                 1.97                (15.22)
      Sale U.S. dollar (USD)............          5,701.2                 0.90                223.44
      Sale Mexican peso (MXN)...........            126.9                 9.91                 (6.97)
      Purchase U.S. dollar (USD)........          4,004.2                 0.88               (223.25)
      Purchase Canada dollar (CAD)......             18.2                 1.38                 (0.21)
      Purchase Swiss francs (CHF).......             19.9                 1.51                 (0.08)
      Purchase British pound (GBP)......             70.8                 0.61                 (2.07)
      Purchase Japanese yen (JPY).......              9.9               104.29                 (0.07)
      Purchase Mexican peso (MXN).......              6.3                 8.95                  0.01
      GERMAN MARK (DEM)
      Sale Indian rupee (INR)...........              0.1                21.15                  0.01
      Sale Malaysian ringgit (MYR)......              0.2                 1.66                 (0.02)
      Sale Australian dollar (AUD)......              1.3                 1.20                  0.05
      U.S. DOLLAR (USD)
      Sale Australian dollar (AUD)......              5.5                 0.55                  0.04
      Sale Chinese renminbi (CNY).......              2.0                 8.23                  0.01
      Sale Mexican peso (MXP)...........            130.6                11.09                (11.30)
      Sale Indonesian rupia (IDR).......              1.1                 7.65                  0.20
      Sale Argentine peso (ARS).........             49.0                 1.01                  0.20
      Sale Taiwan dollar (TWD)..........             18.8                32.03                  0.50
      Sale Indian rupee (INR)...........              2.0                47.23                  0.00
      Sale Malaysian ringgit (MYR)......              1.0                 3.75                 (0.01)
      Purchase Philippine peso (PhP)....              1.0                50.91                  0.01
      SINGAPORE DOLLAR (SGD)
      Sale Malaysian ringgit (MYR)......              0.2                 2.19                 (0.02)

---------------

     (1) All maturing in 2001 except for E24.7 million in 2002, E139.9 million in 2003, E92.8 million in 2004, E32.0 million in 2005 and E43.5 million thereafter.

     The total volume of forward currency contracts increased from E2,416 million in 1999 to E10,630 million in 2000. BASF entered into foreign exchange forward contracts related to the foreign exchange exposure arising from the sale of BASF's pharmaceutical business in U.S. dollars. Furthermore, new contracts were closed as a result of an increased number of intercompany loans within the BASF Group resulting from the acquisition of the crop protection business of American Home Products Corporation and from increased issuance of commercial paper. The total fair value of foreign currency forward contracts changed from E(71) million to E(18) million.

     FOREIGN CURRENCY OPTIONS -- DECEMBER 31, 1999 (ALL MATURING IN 2000)

                                                        CONTRACT AMOUNT       WEIGHTED AVERAGE          FAIR VALUE
                                                      (EUROS IN MILLIONS)    OPTION STRIKE PRICE    (EUROS IN MILLIONS)
                                                      -------------------    -------------------    -------------------
      Euro (EUR) call (sell)/Japanese yen (JPY)
        put (buy).................................              73                 109.03                    1.5
      Euro (EUR) put (buy)/Japanese yen (JPY) call
        (sell)....................................              79                 101.82                   (5.0)
      U.S. dollar (USD) call (sell)/Brazilian real
        (BRL) put (buy)(1)........................              41                   1.89                    1.0

---------------

     (1) This position includes the purchase of USD calls in an aggregate amount of E30 million for which the final strike price is dependent on an variable interbank interest rate (CD). Therefore the strike price can only be estimated.

     FOREIGN CURRENCY OPTIONS -- DECEMBER 31, 2000 (ALL MATURING IN 2001)

                                                        CONTRACT AMOUNT       WEIGHTED AVERAGE          FAIR VALUE
                                                      (EUROS IN MILLIONS)    OPTION STRIKE PRICE    (EUROS IN MILLIONS)
                                                      -------------------    -------------------    -------------------
      Japanese yen (JPY) put (buy)/Euro (EUR)
        call......................................              78                  95.74                    7.3
      Japanese yen (JPY) call (sell)/Euro (EUR)
        put.......................................              87                  86.47                   (0.3)
      U.S. dollar (USD) put (buy)/Euro (EUR)
        call......................................           2,116                   0.83                   71.8
      U.S. dollar (USD) call (sell)/Euro (EUR)
        put.......................................           1,940                   0.89                  (12.7)

     The total volume of foreign currency options increased from E193 million in 1999 to E4,221 million in 2000 due to foreign currency options to reduce the foreign exchange exposure arising from the sale of BASF's pharmaceutical business in U.S. dollars. The total fair value of foreign currency options changed from E(3) million to E66 million.

     CROSS CURRENCY SWAPS -- DECEMBER 31, 1999

                                              EXPECTED MATURITY DATE
                                       (NOTIONAL AMOUNTS, EUROS IN MILLIONS)
                                ---------------------------------------------------      TOTAL AMOUNT           FAIR VALUE
                                2000    2001     2002    2003    2004    THEREAFTER   (EUROS IN MILLIONS)   (EUROS IN MILLIONS)
                                -----   -----   ------   -----   -----   ----------   -------------------   -------------------
      PAYMENT OF U.S. DOLLAR
        (USD)
      Notional amount.........    199      37      261     199     199       601             1,497                (215.82)
      Average contract rate
        German mark (DEM) per
        U.S. dollar (USD).....   1.40    1.80     1.49    1.56    1.80      1.80              1.66
      PAYMENT OF DUTCH GUILDER
        (NLG)
      Notional amount.........                       7                                           7                   0.02
      Average contract rate
        German mark (DEM) for
        100 Dutch guilders
        (NLG).................                   89.17                                       89.17
      PAYMENT OF JAPANESE YEN
        (JPY)
      Notional amount.........              4                        4                           9                  (1.92)
      Average contract rate
        German mark (DEM) for
        100 Japanese yen
        (JPY).................           1.47                     1.51                        1.49
      PAYMENT OF CANADIAN
        DOLLAR (CAD)
      Notional amount.........             14                                                   14                  (2.68)
      Average contract rate
        German mark (DEM) per
        Canadian dollar
        (CAD).................           1.08                                                 1.08
      PAYMENT OF SPANISH
        PESETA (ESP)
      Notional amount.........                      24                                          24                  (0.64)
      Average contract rate
        German mark (DEM) for
        100 Spanish pesetas
        (ESP).................                    1.19                                        1.19
      PAYMENT OF BRAZILIAN
        REAL (BRL)
      Notional amount.........     74      10                                                   84                  (5.11)
      Average contract rate
        Brazilian real per
        U.S. dollar (USD).....   1.90    1.85                                                 1.89

     CROSS CURRENCY SWAPS -- DECEMBER 31, 2000

                                                EXPECTED MATURITY DATE
                                         (NOTIONAL AMOUNTS, EUROS IN MILLIONS)
                                  ---------------------------------------------------      TOTAL AMOUNT           FAIR VALUE
                                   2001    2002     2003    2004    2005   THEREAFTER   (EUROS IN MILLIONS)   (EUROS IN MILLIONS)
                                  ------   -----   ------   -----   ----   ----------   -------------------   -------------------
      PAYMENT OF U.S. DOLLAR
        (USD)
      Notional amount...........      12     256      215            301       121               905                (229.00)
      Average contract rate
        German mark (DEM) per
        U.S. dollar (USD).......    1.82    1.45     1.56           1.77      1.73              1.63
      PAYMENT OF U.S. DOLLAR
        (USD)
      Notional amount...........             215      323     430    107       967             2,042                (143.53)
      Average contract rate
        U.S. dollar (USD) per
        euro (EUR)..............            0.89     0.92    0.98   0.97      0.98              0.96
      PAYMENT OF DUTCH GUILDER
        (NLG)
      Notional amount...........               3                                                   3                  (0.04)
      Average contract rate
        German mark (DEM) for
        100 Dutch guilders
        (NLG)...................           89.29                                               89.29
      PAYMENT OF JAPANESE YEN
        (JPY)
      Notional amount...........       0(1)                                                        0                  (0.09)
      Average contract rate
        German mark (DEM) for
        100 Japanese yen
        (JPY)...................    1.49                                                        1.49
      PAYMENT OF JAPANESE YEN
        (JPY)
      Notional amount...........       1               30       3                                 34                   3.36
      Average contract rate
        Japanese yen (JPY) per
        Euro (EUR)..............  135.85            94.60   129.30                             98.88
      PAYMENT OF CANADIAN DOLLAR
        (CAD)
      Notional amount...........      14                                                          14                  (3.52)
      Average contract rate
        German mark (DEM) per
        Canadian dollar (CAD)...    1.08                                                        1.08
      PAYMENT OF BRAZILIAN REAL
        (BRL)
      Notional Amount...........      79                                                          79                   3.39
      Average contract rate
        Brazilian real (BRL) per
        U.S. dollar (USD).......    1.79                                                        1.79

---------------

     (1) The notional amount of this contract is less than E1 million.

                                              EXPECTED MATURITY DATE
                                      (NOTIONAL AMOUNTS, EUROS IN MILLIONS)
                               ----------------------------------------------------      TOTAL AMOUNT           FAIR VALUE
                               2001    2002     2003     2004    2005    THEREAFTER   (EUROS IN MILLIONS)   (EUROS IN MILLIONS)
                               -----   -----   -------   -----   -----   ----------   -------------------   -------------------
      PAYMENT OF SPANISH
        PESETA (ESP)
      Notional amount........             24                                                     24                 (0.17)
      Average contract
        rate.................
      German mark (DEM) for
        100 Spanish pesetas
        (ESP)................           1.19                                                   1.19
      PAYMENT OF KOREAN WON
        (KRW)
      Notional amount........                      102                                          102                  3.37
      Average contract
        rate.................
      Korean won per U.S.
        dollar (USD).........                  1201.00                                      1201.00

     The total volume of cross currency swaps went up from E1,409 million in 1999 to E2,977 million in 2000. This was due to a number of new U.S. dollar/Euro swaps that BASF entered into to hedge the currency risk on increased internal financing of group companies worldwide as a result of the acquisition of the crop protection business from American Home Products Corporation. The total fair value of the swaps changed from E(228) million in 1999 to E(366) million in 2000 mainly due to the rising U.S. dollar exchange rate versus the German mark and the euro and to overall increased volumes.

     OTHER DERIVATIVES -- DECEMBER 31, 1999

                                                EXPECTED MATURITY DATE
                                         (NOTIONAL AMOUNTS, EUROS IN MILLIONS)
                                  ---------------------------------------------------      TOTAL AMOUNT           FAIR VALUE
                                  2000    2001     2002    2003    2004    THEREAFTER   (EUROS IN MILLIONS)   (EUROS IN MILLIONS)
                                  -----   -----   ------   -----   -----   ----------   -------------------   -------------------
      PAYMENT OF U.S. DOLLAR
        (USD)
      Break forward(1)..........     12                                                           12                  (1.11)
      Average contractual
        forward
        exchange rate...........   2.07

---------------

     (1) Represents a foreign currency forward contract (purchase of U.S. dollar, sale of Brazilian real at a forward rate of 2.07 BRL/USD) combined with the purchase of a put option at a strike price of 1.87 BRL/USD in order to hedge a U.S. dollar liability. The additional put will reduce the purchase cost for the notional U.S. dollar amount if the exchange rate falls below 1.87 BRL/USD.

MARKETABLE SECURITIES

     As of December 31, 2000, BASF owns debt and equity securities as well as mutual funds which are exposed to price changes. These financial instruments are used as profitable investments of BASF's cash surplus and are not held for trading purposes. All securities are quoted by stock exchanges, and the funds have readily determinable market prices. The securities are reflected in the U.S. GAAP reconciliation at their fair value of E681.4 million, which includes unrealized gains of E254.3 million. See Note 16 to the Consolidated Financial Statements in Item 18 for further information. BASF carefully monitors developments in the financial markets.

     In addition, BASF entered into a swap contract for which BASF pays a quarterly variable rate and receives a positive Equity Index performance (for details see the "Other Derivatives" table above). Such a swap was concluded to synthetically create an equity investment using the variable interest payments from liquid funds. While BASF is obliged to pay on a quarterly basis a variable interest rate, the payments of the counterparties are dependent on the DAX-Index development during the stipulated term. However, a special provision insures that negative DAX-Index performance must not be reimbursed. Therefore the maximum equity exposure is a zero payment from the counterparties. The fair value of the DAX-Libor-Swap was E10 million as of December 31, 2000.

     A 10% change in overall equity prices would not materially impact BASF's operations, financial position or cash flows.

COMMODITY PRICE RISKS

     Certain BASF divisions are exposed to fluctuations in prices for raw materials and commodities. BASF operates in markets where the prices of raw materials and products are commonly affected by cyclical movements of the economy.

     In order to secure the supply of raw materials, BASF has signed long-term supply contracts and is buying additional quantities on spot markets. Some of the most important raw materials involved are:

     - Propylene

     - Benzene

     - Titanium dioxide

     - Cyclohexene

     - Methanol

     - Alpha olefins

     The following measures are taken to avoid and manage risks in the purchase of raw materials:

     - BASF avoids supply problems by entering into long-term contracts with at least two suppliers for each significant raw material. The quantities contracted are divided by the suppliers based on their ability to ensure supply security. BASF enters into long-term contracts only after a strict evaluation of the supplier's financial condition and technical capabilities as well as its environmental safety record, so that supply problems and quality problems are reduced to a minimum.

     - Price risks are managed through several measures. Purchasing raw materials through long-term contracts and on spot markets allows BASF to obtain favorable prices for a portion of its raw materials, if for example excess quantities on the spot markets lead to a short-term price reduction. In long-term contracts, price conditions are based on published raw material price quotations and lead to the permanent adjustment of prices (price gliding clauses) or are adjusted at least on a quarterly basis.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                    PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15.   [RESERVED]

ITEM 16.   [RESERVED]

                                    PART III

ITEM 17.   FINANCIAL STATEMENTS

     Not applicable.

ITEM 18.   FINANCIAL STATEMENTS

     The following consolidated financial statements, together with the report of Deloitte & Touche GmbH thereon, are filed as part of this Annual Report.

                                                                PAGE
                                                                ----
Report of Independent Accountants...........................    F-1
Consolidated Financial Statements
Consolidated Statements of Income for the years ended
  December 31, 2000, 1999 and 1998..........................    F-2
  Consolidated Balance Sheets at December 31, 2000 and
     1999...................................................    F-3
  Consolidated Statements of Cash Flows for the years ended
     December 31, 2000, 1999
     and 1998...............................................    F-4
  Consolidated Statements of Stockholders' Equity for the
     years ended December 31, 2000, 1999 and 1998...........    F-5
Notes to the Consolidated Financial Statements..............    F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

     We have audited the accompanying consolidated balance sheets of BASF Aktiengesellschaft and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Germany and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of BASF Aktiengesellschaft and its subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in Germany.

     Application of accounting principles generally accepted in the United States of America would have affected stockholders' equity as of December 31, 2000 and 1999 and net income for each of the three years in the period ended December 31, 2000 to the extent summarized in Note 3 to the consolidated financial statements.

Frankfurt am Main,
February 28, 2001
(March 2, 2001 as to Note 2)
Deloitte & Touche GmbH
Wirtschaftsprufungsgesellschaft

/s/ EMMERICH                                   /s/ KOMPENHANS
Professor Dr. Emmerich                         Kompenhans
Wirtschaftsprufer                              Wirtschaftsprufer

                                   BASF GROUP

                       CONSOLIDATED STATEMENTS OF INCOME
            (EUROS AND DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)

                                                             YEAR ENDED DECEMBER 31,
                                                  ----------------------------------------------
                                           NOTE      2000        2000        1999        1998
                                           ----   ----------   ---------   ---------   ---------
Sales....................................         $ 33,989.0   E36,205.1   E31,318.2   E29,245.6
Petroleum and natural gas taxes..........             (243.5)     (259.4)   (1,845.5)   (1,602.7)
                                                  ----------   ---------   ---------   ---------
SALES, NET OF PETROLEUM AND NATURAL GAS
  TAXES..................................    4      33,745.5    35,945.7    29,472.7    27,642.9
Cost of sales............................          (21,831.7)  (23,255.1)  (18,391.3)  (17,274.5)
                                                  ----------   ---------   ---------   ---------
GROSS PROFIT ON SALES....................           11,913.8    12,690.6    11,081.4    10,368.4
Selling expenses.........................           (5,432.3)   (5,786.5)   (5,279.9)   (4,963.2)
General and administrative expenses......             (724.7)     (772.0)     (677.0)     (772.5)
Research and development expenses........           (1,432.4)   (1,525.8)   (1,333.0)   (1,309.3)
Other operating income...................    5       1,328.7     1,415.3       978.2     1,136.9
Other operating expenses.................    6      (2,771.3)   (2,951.9)   (2,761.0)   (1,836.6)
                                                  ----------   ---------   ---------   ---------
INCOME FROM OPERATIONS...................            2,881.8     3,069.7     2,008.7     2,623.7
                                                  ----------   ---------   ---------   ---------
Expense/income from financial assets.....              (29.1)      (31.0)      727.4        87.7
Write-downs of, and losses from,
  retirement of financial assets as well
  as securities held as current assets...               (6.4)       (6.8)      (22.2)      (48.4)
Interest result..........................             (192.0)     (204.5)     (108.4)      107.8
                                                  ----------   ---------   ---------   ---------
FINANCIAL RESULT.........................    7        (227.5)     (242.3)      596.8       147.1
                                                  ----------   ---------   ---------   ---------
INCOME BEFORE TAXES AND MINORITY
  INTERESTS..............................            2,654.3     2,827.4     2,605.5     2,770.8
                                                  ----------   ---------   ---------   ---------
Income taxes.............................    8      (1,450.4)   (1,545,0)   (1,360.8)   (1,106.8)
                                                  ----------   ---------   ---------   ---------
INCOME BEFORE MINORITY INTERESTS.........            1,203.9     1,282.4     1,244.7     1,664.0
Minority interests.......................    9          40.0        42.6         7.9       (35.4)
                                                  ----------   ---------   ---------   ---------
NET INCOME...............................         $  1,163.9   E 1,239.8   E 1,236.8   E 1,699.4
                                                  ----------   ---------   ---------   ---------
EARNINGS PER SHARE.......................         $     1.90   E    2.02   E    2.00   E    2.73

---------------

Solely for the convenience of the reader, the 2000 financial information has been translated into United States dollars using the December 31, 2000 noon buying rate of the Federal Reserve Bank of New York of $1.00 = E1.0652.

  The accompanying Notes are an integral part of these Consolidated Financial
                                  Statements.

                                   BASF GROUP

                          CONSOLIDATED BALANCE SHEETS
                        (EUROS AND DOLLARS IN MILLIONS)

                                                                   AT DECEMBER 31,
                                                         -----------------------------------
                                                 NOTE      2000         2000         1999
                                                 ----    ---------    ---------    ---------
ASSETS
Intangible assets............................     11     $ 4,260.4    E 4,538.2    E 2,146.8
Property, plant and equipment................     12      12,805.7     13,640.6     12,416.3
Financial assets.............................     13       3,370.0      3,589.7      1,506.6
                                                         ---------    ---------    ---------
FIXED ASSETS.................................             20,436.1     21,768.5     16,069.7
                                                         ---------    ---------    ---------
Inventories..................................     14       4,892.6      5,211.6      4,027.7
Accounts receivable, trade...................              5,696.2      6,067.6      4,966.7
Receivables from affiliated companies........                860.8        916.9        724.5
Miscellaneous receivables and other assets...              2,011.0      2,142.2      1,357.2
                                                         ---------    ---------    ---------
Receivables and other assets.................     15       8,568.0      9,126.7      7,048.4
                                                         ---------    ---------    ---------
Marketable securities........................     16         341.8        364.1        517.4
Cash and cash equivalents....................                474.6        505.5        990.2
                                                         ---------    ---------    ---------
Liquid funds.................................                816.4        869.6      1,507.6
                                                         ---------    ---------    ---------
CURRENT ASSETS...............................             14,277.0     15,207.9     12,583.7
                                                         ---------    ---------    ---------
DEFERRED TAXES...............................      8       1,192.7      1,270.5      1,225.4
PREPAID EXPENSES.............................     17         291.3        310.3        130.2
                                                         ---------    ---------    ---------
TOTAL ASSETS.................................             36,197.1     38,557.2     30,009.0
                                                         ---------    ---------    ---------
STOCKHOLDERS' EQUITY AND LIABILITIES
Subscribed capital...........................              1,459.7      1,554.9      1,589.7
Capital surplus..............................     18       2,577.6      2,745.7      2,675.2
Retained earnings............................     19       8,309.3      8,851.1      9,001.7
Currency translation adjustment..............                621.4        661.8        549.3
Minority interests...........................     20         451.8        481.3        329.3
                                                         ---------    ---------    ---------
STOCKHOLDERS' EQUITY.........................             13,419.8     14,294.8     14,145.2
                                                         ---------    ---------    ---------
Provisions for pensions and similar
  obligations................................     21       3,969.5      4,228.3      4,170.0
Provisions for taxes.........................                730.8        778.4        662.6
Other provisions.............................     22       4,259.1      4,536.8      3,805.1
                                                         ---------    ---------    ---------
PROVISIONS...................................              8,959.4      9,543.5      8,637.7
                                                         ---------    ---------    ---------
Bonds and other liabilities to capital
  market.....................................     23       5,849.1      6,230.5        516.7
Liabilities to credit institutions...........     23       1,559.7      1,661.4        777.7
Accounts payable, trade......................              2,673.8      2,848.1      2,316.0
Liabilities to affiliated companies..........                367.8        391.8        208.0
Miscellaneous liabilities....................     23       2,994.8      3,190.1      3,217.4
                                                         ---------    ---------    ---------
LIABILITIES..................................             13,445.2     14,321.9      7,035.8
                                                         ---------    ---------    ---------
DEFERRED INCOME..............................                372.7        397.0        190.3
                                                         ---------    ---------    ---------
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES...            $36,197.1    E38,557.2    E30,009.0
                                                         ---------    ---------    ---------

---------------

Solely for the convenience of the reader, the 2000 financial information has been translated into United States dollars using the December 31, 2000 noon buying rate of the Federal Reserve Bank of New York of $1.00 = E1.0652.

  The accompanying Notes are an integral part of these Consolidated Financial
                                  Statements.

                                   BASF GROUP

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (EUROS AND DOLLARS IN MILLIONS)

                                                       YEAR ENDED DECEMBER 31,
                                          -------------------------------------------------
                                             2000         2000         1999         1998
                                          ----------   ----------   ----------   ----------
Net income..............................  $  1,163.9   E  1,239.8   E  1,236.8   E  1,699.4
Depreciation of fixed assets............     2,749.6      2,928.9      2,690.0      2,288.7
Changes in long-term provisions.........       151.4        161.3        204.5       (229.7)
Other non-cash items....................       171.3        182.5        (41.9)       (47.4)
(Gains) losses from disposal of fixed
  assets and securities.................      (350.3)      (373.2)    (1,006.6)      (148.4)
Changes in inventories..................      (634.6)      (676.0)      (218.5)        93.1
Changes in receivables..................    (1,021.7)    (1,088.4)    (1,326.6)       336.8
Changes in other operating assets and
  liabilities...........................       579.2        617.0      1,717.3       (248.0)
                                          ----------   ----------   ----------   ----------
CASH PROVIDED BY OPERATING ACTIVITIES...     2,808.8      2,991.9      3,255.0      3,744.5
                                          ----------   ----------   ----------   ----------
Additions to tangible and intangible
  fixed assets..........................    (2,728.1)    (2,905.9)    (2,938.7)    (2,722.2)
Additions to financial assets and
  securities............................      (788.2)      (839.6)      (877.7)    (1,177.0)
Payments related to acquisitions........    (5,742.8)    (6,117.2)      (397.3)      (968.9)
Proceeds from divestitures..............       286.3        304.9      1,093.5        208.6
Proceeds from the disposal of fixed
  assets and securities.................       683.2        727.8      1,021.7      1,432.4
                                          ----------   ----------   ----------   ----------
CASH USED IN INVESTING ACTIVITIES.......    (8,289.6)    (8,830.0)    (2,098.5)    (3,227.1)
                                          ----------   ----------   ----------   ----------
Proceeds from capital increases.........        89.4         95.3         80.1         27.3
Share repurchase........................      (656.9)      (699.8)      (255.6)          --
Proceeds from the addition of financial
  indebtedness..........................    10,551.0     11,238.9      2,350.9        336.9
Repayment of financial indebtedness.....    (4,299.1)    (4,579.4)    (2,446.2)      (431.6)
Dividends paid
-- To shareholders of BASF
  Aktiengesellschaft....................      (652.2)      (694.7)      (692.8)      (636.1)
-- To minority shareholders.............       (49.5)       (52.8)        (4.7)         5.7
                                          ----------   ----------   ----------   ----------
CASH USED IN FINANCING ACTIVITIES.......     4,982.7      5,307.5       (968.3)      (697.8)
                                          ----------   ----------   ----------   ----------
NET CHANGE IN CASH AND CASH
  EQUIVALENTS...........................      (498.1)      (530.6)       188.2       (180.4)
                                          ----------   ----------   ----------   ----------
Effects on cash and cash equivalents
-- From foreign exchange rates..........        25.7         27.4         19.6        (17.1)
-- From changes in scope of
  consolidation.........................        17.4         18.5         25.5        111.6
Cash and cash equivalents as of
  beginning of year.....................       929.6        990.2        756.9        842.8
                                          ----------   ----------   ----------   ----------
CASH AND CASH EQUIVALENTS AS OF END OF
  YEAR..................................       474.6        505.5        990.2        756.9
                                          ----------   ----------   ----------   ----------
Marketable securities...................       341.8        364.1        517.4        745.7
                                          ----------   ----------   ----------   ----------
LIQUID FUNDS AS SHOWN ON THE BALANCE
  SHEET.................................  $    816.4   E    869.6   E  1,507.6   E  1,502.6
                                          ----------   ----------   ----------   ----------

---------------

Solely for the convenience of the reader, the 2000 financial information has been translated into United States dollars using the December 31, 2000 noon buying rate of the Federal Reserve Bank of New York of $1.00 = E1.0652.

  The accompanying Notes are an integral part of these Consolidated Financial
                                   Statements

                                   BASF GROUP

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                              (EUROS IN MILLIONS)

                                 NUMBER OF
                                SUBSCRIBED                                          CURRENCY                    TOTAL
                                  SHARES      SUBSCRIBED    CAPITAL    RETAINED    TRANSLATION   MINORITY    STOCKHOLDERS
2000                            OUTSTANDING    CAPITAL      SURPLUS    EARNINGS    ADJUSTMENT    INTERESTS      EQUITY
----                            -----------   ----------   ---------   ---------   -----------   ---------   ------------
January 1, 2000...............  620,984,640   E 1,589.7    E 2,675.2   E 9,001.7     E 549.3      E 329.3     E 14,145.2
Issuance of new shares from
  conditional capital through
  the exercise of warrants
  attached to the 1986/2001 3%
  U.S. Dollar Option Bond.....    2,271,230         5.8         29.9          --          --           --           35.7
Share buy-back and
  cancellation of own
  shares......................  (15,856,500)      (40.6)        40.6      (699.8)         --           --         (699.8)
Dividends paid................           --          --           --      (694.7)         --        (52.8)*       (747.5)
Net income....................           --          --           --     1,239.8          --         42.6        1,282.4
(Decrease)/increase of foreign
  currency translation
  adjustments.................           --          --           --          --       112.5         (5.3)         107.2
Capital injection by minority
  interests...................           --          --           --          --          --         59.5           59.5
Changes in scope of
  consolidation and other
  changes.....................           --          --           --         4.1          --        108.0          112.1
                                -----------   ---------    ---------   ---------     -------      -------     ----------
December 31, 2000.............  607,399,370   E 1,554.9    E 2,745.7   E 8,851.1     E 661.8      E 481.3     E 14,294.8
                                -----------   ---------    ---------   ---------     -------      -------     ----------

---------------

* Profit and loss transfers to minority interests

                                        NUMBER OF
                                       SUBSCRIBED                                        CURRENCY                    TOTAL
                                         SHARES      SUBSCRIBED   CAPITAL    RETAINED   TRANSLATION   MINORITY    STOCKHOLDERS
                                       OUTSTANDING    CAPITAL     SURPLUS    EARNINGS   ADJUSTMENT    INTERESTS      EQUITY
                                       -----------   ----------   --------   --------   -----------   ---------   ------------
1999
January 1, 1999......................  623,794,150    E1,594.7    E2,590.1   E8,695.1     E 39.5       E330.7      E13,250.1
Issuance of new shares from
  conditional capital through the
  exercise of warrants attached to
  the 1986/2001 3% U.S. Dollar Option
  Bond...............................    5,086,690        13.0        67.1         --         --           --           80.1
Share buy-back and cancellation of
  own shares.........................   (7,896,200)      (20.2)       20.2     (255.6)        --           --         (255.6)
Capital increase to reconcile nominal
  value of BASF shares to E2.56 per
  share..............................           --         2.2        (2.2)        --         --           --             --
Dividends paid.......................           --          --          --     (692.8)        --         (4.7)*       (697.5)
Net income...........................           --          --          --    1,236.8         --          7.9        1,244.7
Increase of foreign currency
  translation adjustments............           --          --          --         --      509.8         32.3          542.1
Changes in scope of consolidation and
  other changes......................           --          --          --       18.2         --        (36.9)         (18.7)
                                       -----------    --------    --------   --------     ------       ------      ---------
December 31, 1999....................  620,984,640    E1,589.7    E2,675.2   E9,001.7     E549.3       E329.3      E14,145.2
                                       -----------    --------    --------   --------     ------       ------      ---------

---------------

* Profit and loss transfers to minority interests

                                   BASF GROUP

                              (EUROS IN MILLIONS)

                                        NUMBER OF
                                       SUBSCRIBED                                        CURRENCY                    TOTAL
                                         SHARES      SUBSCRIBED   CAPITAL    RETAINED   TRANSLATION   MINORITY    STOCKHOLDERS
1998                                   OUTSTANDING    CAPITAL     SURPLUS    EARNINGS   ADJUSTMENT    INTERESTS      EQUITY
----                                   -----------   ----------   --------   --------   -----------   ---------   ------------
December 31, 1997, as previously
  reported...........................  622,062,680    E1,590.2    E2,567.2   E7,417.9     E 200.3      E254.8      E12,030.4
Changes in accounting methods to U.S.
  GAAP to the extent permitted under
  the German Commercial Code.........           --          --          --      238.1          --       (43.3)         194.8
                                       -----------    --------    --------   --------     -------      ------      ---------
January 1, 1998, restated............  622,062,680     1,590.2     2,567.2    7,656.0       200.3       211.5       12,225.2
Issuance of new shares from
  conditional capital through the
  exercise of warrants attached to
  the 1986/2001 3% U.S. Dollar Option
  Bond...............................    1,731,460         4.5        22.9         --          --          --           27.4
Issuance of new shares from
  conditional capital to former
  Wintershall shareholders as
  compensation for Wintershall shares
  outstanding from the tender offer
  in 1968(1).........................           10          --          --         --          --          --             --
Dividends paid.......................           --          --          --     (636.1)         --        5.7*         (630.4)
Net income...........................           --          --          --    1,699.4          --       (35.4)       1,664.0
(Decrease)/increase of foreign
  currency translation adjustments...           --          --          --         --      (160.8)        5.4         (155.4)
Changes in scope of consolidation and
  other changes......................           --          --          --      (24.2)         --       143.5          119.3
                                       -----------    --------    --------   --------     -------      ------      ---------
December 31, 1998....................  623,794,150    E1,594.7    E2,590.1   E8,695.1     E  39.5      E330.7      E13,250.1
                                       -----------    --------    --------   --------     -------      ------      ---------

---------------

(1) Amount is less than E100,000.

*   Profit and loss transfers to minority interests

     The accompanying Notes are an integral part of these Consolidated Financial
                                  Statements.

                                   BASF GROUP
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF ACCOUNTING POLICIES

(A) BASIS OF PRESENTATION

     The Consolidated Financial Statements of BASF Aktiengesellschaft ("BASF" or "BASF Aktiengesellschaft") are based on the accounting and valuation principles of the German Commercial Code (Handelsgesetzbuch) and the German Stock Corporation Act (Aktiengesetz). The accounting principles conform to generally accepted accounting principles in the United States (U.S. GAAP) to the extent permissible under the German Commercial Code. The reconciliation of remaining significant deviations to U.S. GAAP is described in Note 3 to these Consolidated Financial Statements.

     On January 1, 1999, the euro was introduced as the common legal currency of 11 member states of the European Economic and Monetary Union, including Germany. BASF has adopted the euro as its reporting currency in its Consolidated Financial Statements and translated all German mark (DM) amounts at the fixed exchange rate for German marks to euro. Although these statements depict the same trends as would have been shown had they been presented in German marks, they may not be directly comparable to the financial statements of other companies that have also been restated in euros. The euro did not exist prior to January 1999, and accordingly historical exchange rates for the euro are not available. A comparison of the Consolidated Financial Statements and those of another company that had historically used a reporting currency other than the German mark that takes into account actual fluctuations in exchange rates could give a much different impression than a comparison of the Consolidated Financial Statements and those of another company as translated into euros. The financial statements previously denominated in German marks have been translated into euros using the fixed exchange rate applicable since January 1, 1999 (E1 = DM 1.95583) for all periods presented. All monetary amounts shown in the Consolidated Financial Statements are expressed in millions of euros, except per share amounts.

     The translation of euros into U.S. dollars ($) has been made solely for the convenience of the reader at the noon buying rate of the Federal Reserve Bank of New York on December 31, 2000, which was $1.00 = E1.0652. No representation is made that such euro amounts could have been or could be converted into dollars at that or any other exchange rate on such date or any other dates.

(B) SCOPE OF CONSOLIDATION

     The Consolidated Financial Statements include BASF Aktiengesellschaft, the parent company, and all material subsidiaries in which BASF Aktiengesellschaft directly or indirectly exercises a majority of the voting rights or which are otherwise controlled by BASF Aktiengesellschaft (collectively, the "Company"). Furthermore, material 50% joint ventures are included on a proportional consolidation basis, with the exception of the joint venture Basell N.V. of BASF and Shell, formed at the end of the third quarter of the year 2000. Basell N.V. comprises the polyolefins business of the companies Elenac, Targor and Montell, including their subsidiaries. Basell N.V. largely operates independently and is not included in the planning and approval processes of BASF. Basell N.V. is therefore not included on a proportional consolidation basis, but accounted for using the equity method. Subsidiaries and joint ventures whose impact on the net worth, financial position and results of the Company are immaterial, individually and in the aggregate, are excluded from the scope of consolidation.

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Consolidated companies and changes to the scope of consolidation:

                                                                2000    1999    1998
                                                                ----    ----    ----
Consolidated companies as of beginning of year..............    150     132     124
- Thereof proportional consolidation........................     16      17       9
First-time consolidations...................................     41      26      19
- Thereof proportional consolidation........................     --       2       8
Deconsolidations............................................     21       8      11
- Thereof proportional consolidation........................     10       3      --
                                                                ---     ---     ---
Consolidated as of December 31..............................    170     150     132
                                                                ---     ---     ---
- Thereof proportional consolidation........................      6      16      17

     Generally, affiliated companies not consolidated due to immateriality and associated companies are accounted for using the equity method. Associated companies represent those entities where the Company, through a participation of at least 20%, exercises significant influence over the operating and financial policies thereof.

                                                                2000    1999    1998
                                                                ----    ----    ----
Affiliated companies........................................     22      25      32
Joint ventures..............................................      3       7       8
Other associated companies..................................      3       3       1
                                                                 --      --      --
Companies accounted for using the equity method as of
  December 31...............................................     28      35      41
                                                                 --      --      --

     Major changes to the scope of consolidation, other than those relating to corporate structure, relate to the following:

2000:

     First-time consolidations comprise:

     - BASF Coatings Ltd., Deeside, United Kingdom, a coil coatings manufacturer, acquired from Norsk Hydro in 1999.

     - BASF Petronas Chemicals Sdn. Bhd. (BASF's share: 60%, Petronas' share:
       40%) and BASF Services (Malaysia) Sdn. Bhd., Petaling Jaya, Malaysia, which operate the Verbund site in Kuantan, Malaysia.

     - 22 subsidiaries from the crop protection business of American Home Products Corporation acquired in the middle of 2000; the major part of this business was directly acquired through asset purchases by consolidated subsidiaries of BASF.

     - Another seven subsidiaries previously not consolidated.

     Deconsolidations comprise primarily:

     - The divestiture of Wintershall (U.K.) Limited and Wintershall Exploration (U.K.) Limited, London, United Kingdom.

     - 14 companies of the Targor Group and the Elenac Group, due to the contribution of the polyolefins business to the joint venture Basell N.V.

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

1999:

     First-time consolidations comprise:

     - ELLBA C.V. (formerly Basell C.V.) of Rotterdam, the Netherlands, a joint venture with Shell that has been consolidated since the start-up of the styrene monomer and propylene oxide plant.

     - Salchi Spa of Italy, an industrial coatings manufacturer acquired in 1998 and now known as BASF Coatings Spa of Burago Molgora, Milan, Italy.

     - Wintershall Energia S.A. of Buenos Aires, Argentina. The operation was taken over in 1998 when Deminex was split between the partners.

     - Another 23 subsidiaries previously not consolidated, mainly in the Pharmaceuticals segment and Polyurethanes division.

     Deconsolidations comprise:

     - The divestiture of BASF Horticulture et Jardin S.A. of Levallois, France.

     - The divestiture of Wintershall Canada Ltd. of Calgary, Alberta, Canada.

     - The divestiture of the former joint venture Ultrasorb Chemikalien GmbH of Ludwigshafen, Germany.

1998:

     First-time consolidations comprise:

     - Elenac Group of Kehl, Germany, and Strasbourg, France (which consists of eight companies), a joint venture that combined the European polyethylene businesses of BASF and Shell as of March 1, 1998. The Company has a 50% ownership interest in this venture. Elenac acquired the polyethylene business of Montell N.V. of the Netherlands effective March 1, 1998, as well as the Hostalen business of Hoechst AG effective December 31, 1998. The former joint venture company, Rheinische Olefinwerke GmbH, became part of Elenac.

     - Micro Flo Co. of Lakeland, Florida, a supplier of generic crop protection products in the United States, which was acquired on June 30, 1998.

     - A total of six companies headquartered in Korea, Japan, China and Singapore that were included due to their increased importance.

     Deconsolidations comprise:

     - The divestiture of Chemag AG of Frankfurt, Germany, a trading company.

     - The divestiture of Comparex Informationssysteme GmbH of Mannheim, Germany, an information technology company (including four subsidiaries).

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

EFFECTS ON FINANCIAL STATEMENTS

     Changes in the scope of consolidation, acquisitions and divestitures had the following effects on the changes in the Consolidated Financial Statements:

                                          2000                1999               1998
                                    -----------------    --------------    -----------------
                                                      (EUROS IN MILLIONS)
Fixed assets......................  E5,140.7     32.0%   E505.9     3.5%   E1,363.2     10.7%
Thereof property, plant and
  equipment.......................     633.5      5.1     343.0     3.2       796.0      8.8
Inventories and receivables.......   1,357.5     10.9    (318.7)   (3.0)      189.7      1.9
Liquid funds......................       4.6      0.3     711.1    47.3      (645.2)   (35.0)
                                    --------             ------            --------
Assets............................  E6,502.8     21.7%   E898.3     3.4%   E  907.7      3.7%
                                    --------             ------            --------
Stockholders' equity..............     343.3      2.4     400.3     3.0       260.6      2.2
Financial liabilities.............   5,855.6    452.4     107.6     8.2       338.7     30.1
Other liabilities.................     303.9      2.1     390.4     3.2       308.4      2.7
                                    --------             ------            --------
Stockholders' equity and
  liabilities.....................  E6,502.8     21.7%   E898.3     3.4%   E  907.7      3.7%
                                    --------             ------            --------
Sales.............................  E   (702)    (2.4)%  E  869     3.1%   E    483      1.7%
Thereof:
Acquisitions......................     1,056                627                 963
Divestitures......................    (1,919)              (331)               (627)
Changes in scope of
  consolidation...................       161                573                 147

SIGNIFICANT ACQUISITION

     On July 1, 2000, the Company acquired the worldwide crop protection business of American Home Products Corporation (AHP). This business manufactures a wide range of herbicide, insecticide, fungicide and biotechnology products for the professional and industrial markets around the world. It operates 14 production facilities for active ingredients and formulations worldwide.

     For accounting purposes the acquisition has been treated as a purchase, and, accordingly, the results of operations of the acquired business are included in the accompanying financial statements beginning July 1, 2000. The Company has integrated this business into its Agricultural Products segment. Goodwill after allocation of the purchase price to identifiable assets and liabilities is amortized over 20 years on a straight-line basis.

     The following unaudited pro forma data summarize the results of operations for the years 2000 and 1999, as if the above acquisition had been completed as of the beginning of these periods. The pro forma data give effect to actual operating results prior to the acquisition, adjusted to include the pro forma effect of interest expense, amortization of intangibles and income taxes. The 2000 pro forma data include E344 million one-time cost related to the integration of the business. The pro forma results do not include any anticipated cost savings from the combination of the crop protection businesses of AHP and BASF. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition occurred as of the beginning of the periods presented or that may be obtained in the future.

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                               2000         1999
                                                             ---------    ---------
Net sales................................................    E37,130.7    E31,038.7
Income from operations...................................      3,381.7      2,062.7
Net income...............................................      1,351.8      1,118.8
Earnings per share (German GAAP).........................         2.20         1.81

     On a pro forma basis, if the 1999 and 1998 acquisitions had taken place at the beginning of 1999 and 1998 respectively, the impact on net sales, net income and basic and diluted earnings per share would not have been material.

PROPORTIONAL CONSOLIDATION

     The Company accounts for its investments in 6 joint ventures (1999: 16, 1998: 17) using the proportional consolidation method, as permitted under German GAAP. Under U.S. GAAP, all investments in joint ventures must be accounted for using the equity method. The differences in accounting treatment between proportional consolidation and the equity method of accounting have no impact on reported stockholders' equity or net income. Rather, they relate solely to matters of classification and display. The United States Securities and Exchange Commission (SEC) permits the omission of such differences in classification and display in the reconciliation to U.S. GAAP appearing in Note 3.

     Condensed financial information relating to the Company's pro rata interest in joint ventures accounted for using the proportional consolidation method is as follows:

                                                                 AS OF DECEMBER 31,
                                                                --------------------
BALANCE SHEET INFORMATION                                        2000        1999
-------------------------                                       -------    ---------
                                                                (EUROS IN MILLIONS)
Fixed assets................................................    E283.4       E860.4
Current assets..............................................     408.2        658.7
                                                                ------     --------
Total assets................................................    E691.6     E1,519.1
                                                                ------     --------
Stockholders' equity........................................    E 71.8       E441.9
Provisions..................................................     109.2        233.5
Liabilities.................................................     510.6        843.7
                                                                ------     --------
Total liabilities and stockholders' equity..................    E691.6     E1,519.1
                                                                ------     --------

                                                        YEAR ENDED DECEMBER 31,
                                                    --------------------------------
STATEMENT OF INCOME INFORMATION                       2000        1999        1998
-------------------------------                     --------    --------    --------
                                                          (EUROS IN MILLIONS)
Sales.............................................  E2,732.3    E1,885.7    E1,716.6
Income from operations............................     164.5       156.8       108.2
Net income........................................     137.7       113.7        87.0
CASH FLOW INFORMATION
Cash provided by operating activities.............     E68.7      E120.5      E201.9
Cash used in investing activities.................     (13.9)      (85.6)     (347.2)
Cash used in (provided by) financing activities...     (50.5)      (60.3)      163.4
Net change in cash and cash equivalent............       5.8        19.4        21.1

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

SUMMARIZED FINANCIAL INFORMATION FOR SIGNIFICANT ASSOCIATED COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD

     In the Consolidated Financial Statements for 2000, the following significant associated companies are accounted for using the equity method for the first time: Basell Group (BASF's share: 50%) and DyStar Group (BASF's share:
30%). Condensed financial information of these significant associated companies and for Svalof Weibull Group (BASF's share: 40%), which was for the first time accounted for by the equity method in 1999, is as follows:

BALANCE SHEET INFORMATION                                     AS OF DECEMBER 31, 2000
-------------------------                                     -----------------------
                                                                (EUROS IN MILLIONS)
Fixed assets..............................................            E6,014.8
Current assets............................................             3,222.5
                                                                     ---------
Total assets..............................................            E9,237.3
                                                                     ---------
Stockholders' equity......................................            E4,038.6
Provisions................................................             1,027.4
Liabilities...............................................             4,171.3
                                                                     ---------
Total liabilities and stockholders' equity................            E9,237.3
                                                                     ---------
BASF's investment.........................................             1,917.8

STATEMENT OF INCOME INFORMATION                             YEAR ENDED DECEMBER 31, 2000
-------------------------------                             ----------------------------
                                                                (EUROS IN MILLIONS)
Sales.....................................................            E2,820.0
Income from operations....................................              (101.7)
Net income................................................              (135.9)
                                                                     ---------
BASF's share of net income................................               (59.9)

     Goodwill was E165.1 million for Basell N.V., E25.3 million for the DyStar Group and E123.3 million in 1999 for the Svalof-Weibull Group.

     LIST OF SHAREHOLDINGS: A list of companies included in the Consolidated Financial Statements as well as a list of all companies in which BASF has a participation, has been deposited at the Commercial Registry HRB 3000 in Ludwigshafen, Germany, as required by the German Commercial Code, Section 313(2). The list of shareholdings can be obtained as a separate report from BASF Aktiengesellschaft.

(C) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BALANCE SHEET DATE: The Consolidated Financial Statements are generally prepared using the individual financial statements of the companies forming part of the group (hereinafter referred to as "consolidated companies"). Such financial statements are generally prepared as of the balance sheet date of the Consolidated Financial Statements. In certain cases, interim financial statements or adjusted statements as of the balance sheet date of the Consolidated Financial Statements are prepared and used.

     UNIFORM VALUATION: Assets and liabilities of consolidated companies are accounted for and valued uniformly in accordance with the principles described herein. Where the accounting and valuation methods applied in the financial statements of the consolidated companies differ from these principles, appropriate adjustments are made to the relevant items. For companies accounted for under the equity method, significant deviations in the valuation methods are adjusted.

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     ELIMINATIONS: Transactions between consolidated companies are eliminated in full and those for joint ventures, on a pro rata basis. Inter-company profits resulting from sales between consolidated companies are eliminated unless they originate from the construction of plants under customary market conditions and are of minor importance. With regard to the companies accounted for under the equity method, inter-company profits resulting from sales on customary market conditions are not eliminated because the amounts are insignificant or because determining them would involve a disproportionate amount of effort.

     CAPITAL CONSOLIDATION: Capital consolidation is based on a method equivalent to the purchase method required under U.S. GAAP. At the time of acquisition, the acquisition cost of participations is offset against the proportionate share of equity acquired. Differences arising are allocated to the assets or liabilities of the acquired company up to their fair values or capitalized as intangible fixed assets. Differences not allocated to individual assets are capitalized as goodwill and amortized within the expected useful life, within a period of five to 20 years.

     REVENUE RECOGNITION: Revenues from product sales and the performance of services are recognized upon shipment to customers or performance of services. Provisions for discounts, sales returns, rebates to customers, estimated future warranty obligations and other claims are provided for in the same period the related sales are recorded. Revenues on long-term natural gas contracts are recognized when the gas is delivered. The terms of such contracts do not fix price.

     INTANGIBLE ASSETS: Intangible assets are valued at acquisition cost less scheduled straight-line amortization. The weighted average amortization period for the intangible assets is eight years for 2000 and 1999 based on the following expected useful lives:

                                                              ESTIMATED LIVES
                                                              ----------------
                                                               2000      1999
                                                              ------    ------
Goodwill....................................................   5-20      5-15
Product rights and licenses.................................   3-15      3-15
Marketing, supply and similar rights........................   4-20      4-20
Know-how and patents........................................   5-15      5-15
Concessions, explorations rights and similar rights.........   3-25      3-25
Software....................................................    2-5       3-5
Other rights and values.....................................   5-25      5-25

     The Company evaluates goodwill and other intangible assets whenever significant events or changes in circumstances occur which might impair recovery of recorded asset costs.

     PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at acquisition or production cost less scheduled depreciation over their estimated useful lives. Low-value assets are fully depreciated in the year of acquisition and are shown as retirements. Movable depreciable fixed assets that are functionally integrated are treated as a single asset item. The cost of self-constructed plants includes direct costs and an appropriate proportion of the production overhead, but excludes financing costs for the period of construction. Movable fixed assets are mostly depreciated by the declining balance method, with a change to straight-line depreciation if this results in higher depreciation rates. Long-distance natural gas pipelines and immovable fixed assets are depreciated using the straight-line method.

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The weighted average periods of depreciation, for 2000 and 1999, are as follows:

                                                              ESTIMATED LIVES
                                                              ---------------
Building and structural installations.......................        22
Industrial plant and machinery..............................         9
Long-distance natural gas pipelines.........................        25
Working and office equipment and other facilities...........         8

     Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In performing this review of recoverability, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying value of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets that the Company expects to hold and use is based on the fair value of the asset, which is usually based on the expected future discounted cash flows from the use of the asset and its eventual disposition. Generally, long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

     The Company follows the successful efforts method of accounting for its oil and gas activities. Under this method, costs of successful and uncompleted oil and gas drilling operations are capitalized as tangible assets. They are depreciated under the declining balance method over the estimated useful lives of eight years (for drilling operations in old fields) or 15 years. In certain regions, they are depreciated under the unit-of-production basis. Geophysical expenditures, including exploratory and dry-hole costs, are charged against income.

     FINANCIAL ASSETS: Shares in affiliated and associated companies not accounted for by the equity method and other participations and securities held as fixed assets are shown at acquisition cost or, where an other-than-temporary impairment of value occurs, at the appropriate lower values. Investments in affiliated and associated companies accounted for using the equity method are carried at cost of acquisition, plus the Company's equity in undistributed earnings. Goodwill associated with such investments is amortized over a period of between five and 10 years.

     Loans are stated at cost or, in the case of non-interest-bearing loans or loans at below market interest rates, at their present value. Loans are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due. In such circumstances, the Company recognizes an impairment loss based on the estimated fair value of the loan.

     INVENTORIES: Inventories are carried at the lower of acquisition or production costs or market values, as appropriate. These lower values are the replacement costs of raw materials and factory supplies and merchandise and, in the case of work in process and finished products, the expected sales proceeds less costs to be incurred prior to sale and an average profit margin or costs of reproduction. Production costs include, in addition to direct costs, an appropriate allocation of production overhead using normal utilization rates of the production plants. Financing costs are not included.

     Construction-in-progress relates mainly to plants under construction for third parties. Expected profits are not recognized until the final billing of a project; expected losses are recognized by write-downs to the lower attributable values.

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     RECEIVABLES AND OTHER ASSETS: Receivables are generally carried at their nominal value; notes receivable and loans generating no or a low-interest income are discounted to their present values. Risks of collectibility and transferability are covered by appropriate valuation allowances.

     SECURITIES: Securities held as fixed assets, as well as marketable securities, are valued individually at cost or at lower quoted or market values.

     DEFERRED TAX ASSETS: Deferred tax assets are recorded for taxable temporary differences between the valuation of assets and liabilities in the financial statements of the consolidated companies and the carrying amounts for tax purposes using the tax rates applicable in the individual countries. If expected future earnings of a company make it seem more likely than not that the tax benefits will not be realized, appropriate valuation allowances are made.

     PROVISIONS: Provisions for pensions are based on actuarial computations predominantly according to the projected unit credit method. Similar obligations, especially those arising from promises made by North American group companies to pay the healthcare costs and life insurance premiums of retired staff and their dependents, are included in pension provisions.

     Tax provisions are recognized for income taxes and other taxes in the amount necessary to meet the expected payment obligations, less any prepayments that have been made. Provisions for deferred taxes are recognized for a net liability from taxable temporary differences between the valuation of assets and liabilities in the financial statements of the consolidated companies and the carrying amounts for tax purposes, using the tax rates applicable in the individual countries.

     Other provisions are recorded for the expected amounts of liabilities and probable losses from pending transactions. Maintenance provisions are established to cover omitted maintenance procedures as of the end of the year, expected to be incurred within the first three months of the following year. The amount provided is based on reasonable commercial judgement.

     Environmental expenditures that relate to an existing condition caused by past operations and prescribed by current legal requirements that do not have future economic benefit are expensed. Liabilities for these expenditures are recorded on an undiscounted basis when environmental assessments or clean-ups are probable, the costs can be reasonably estimated and no future economic benefit is expected.

     Provisions for required recultivation associated with oil and gas operations, especially the filling of wells and clearance of oilfields, or the operation of landfill sites are built up in installments over their expected service lives. In addition, provisions are accrued in installments for regular shutdowns within prescribed intervals of certain large-scale plants as required by technical surveillance authorities.

     Provisions for restructuring measures are recorded when a commitment from management exists and a detailed plan has been established. Such provisions include severance payments and other personnel-related costs, as well as specific site restructuring costs such as the costs for demolition and closure.

     Provisions for long-service and anniversary bonuses are actuarially calculated using an interest rate predominantly of 5.5%. For short-time working programs for those employees nearing retirement, the present value of promised top-up payments are set aside in full and the wage and salary payments due during the passive phase of agreements are accrued through installments, discounted at an interest rate of 5.5%.

     CONVERSION OF FOREIGN CURRENCY ITEMS: The cost of assets acquired in foreign currencies and revenues from sales in foreign currencies are recorded at current rates on transaction dates. Short-

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

term foreign currency receivables and liabilities are valued at the rate on the balance sheet date. Long-term foreign currency receivables are recorded at the rate prevailing on the acquisition date or at the lower rate on the balance sheet date. Long-term foreign currency liabilities are recorded at the rate prevailing on the acquisition date or at the higher rate on the balance sheet date. Foreign-currency receivables or liabilities that are hedged are carried at hedge rates.

     DERIVATIVE FINANCIAL INSTRUMENTS: The Company uses derivative financial instruments to manage foreign currency, interest rate and commodity price risks arising from booked, pending and planned underlying activities. Foreign currency receivables or liabilities that are hedged are recognized at forward rates and option strike prices. Profits from currency derivatives which cannot be allocated to a particular underlying transaction are recorded in income upon maturity. Unrealized losses from forward foreign exchange contracts and currency options which cannot be allocated to a particular underlying transaction are recognized currently in earnings and included in provisions. For interest rate and interest rate/cross currency swaps, cash values of interest exchange amounts are accrued and recognized in interest income.

     TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS: The translation of foreign currency financial statements conforms with Statement of Financial Accounting Standard (SFAS) No. 52, "Foreign Currency Translation." The local currency is the functional currency of BASF subsidiaries and joint ventures in North America, Japan, Korea, China, Brazil since January 1, 2000, and for oil and gas operations in Argentina. Balance sheet items are translated to euros at year-end rates, expenses and income at quarterly average rates and equity accounts at historical rates. The effects of rate changes are shown as "currency translation adjustment" and reported as a separate component of equity.

     Where the euro is the functional currency, non-monetary assets and liabilities carried at historical values are translated using historical rates, monetary assets and liabilities (and any non-monetary assets and liabilities carried at fair value) are translated using the year-end rates, and expenses and income are converted at quarterly average rates, except for those items derived from balance sheet items converted at historical rates, which are also translated at historical rates. Foreign exchange gains or losses resulting from the remeasurement process are included in other operating expenses or income.

     EARNINGS PER SHARE: The calculation of earnings per share under German GAAP is based on the average number of common shares outstanding during the applicable period and the net income of the period.

     USE OF ESTIMATES IN FINANCIAL STATEMENT PREPARATION: The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. In the preparation of these Consolidated Financial Statements, estimates and assumptions have been made by management concerning the selection of useful lives of property, plant and equipment and intangible assets, the measurement of provisions, the carrying value of investments, and other similar evaluations of assets and obligations. Actual results could differ from those estimates.

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(D) CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING AND VALUATION METHODS

     To the extent permissible under the German Commercial Code, accounting and valuation methods were adjusted to U.S. GAAP as of January 1, 1998. The cumulative effects of these changes as of January 1, 1998, have been debited or credited directly to retained earnings in the Consolidated Financial Statements as follows:

                                                              (EUROS IN MILLIONS)
Valuation of pension obligations in accordance with the
  projected unit credit method (SFAS No. 87, "Employers'
  Accounting for Pensions").................................       E (961.8)
Elimination of special tax valuation measures...............          210.4
Other adjustments...........................................         (107.1)
Deferred tax assets/liabilities for above adjustments and
  for temporary differences between the carrying value of
  assets/liabilities for book and tax purposes..............        1,053.3
Minority interests..........................................           43.3
                                                                   --------
Total credit to retained earnings as of January 1, 1998.....       E  238.1
                                                                   --------

     Until December 31, 1997, pension obligations were accounted for by adopting "the entry age normal method" in accordance with German tax regulation and other statutory accounting regulations. Obligations arising from pension commitments were revalued as of January 1, 1998, using the projected unit credit method required by SFAS No. 87 considering the revised 1998 mortality tables of Dr. Heubeck, which are generally applicable for German companies.

     The effects of any accounting and valuation methods allowed exclusively for tax purposes, such as depreciation allowances or the deferral of gains from the disposal of fixed assets, have been fully eliminated from the Consolidated Financial Statements.

     Other adjustments related mainly to the change of the valuation methods of short-term foreign currency receivables and liabilities. They are converted at year-end exchange rates instead of using lower (receivables) or higher (payables) exchange rates at the inception of the receivable or payable.

     Provisions for the overhauling to certain large-scale plants within prescribed intervals are accrued in installments instead of being charged to income as incurred.

     Deferred tax assets were recognized for taxable temporary differences between the valuation of assets and liabilities in the commercial and tax balance sheets of the consolidated companies. Furthermore, deferred taxes arising from the above mentioned accounting changes are included.

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     These adjustments resulted in the following increases (decreases) of balance sheet items as of January 1, 1998:

                                                              (EUROS IN MILLIONS)
Property, plant and equipment...............................       E  192.3
Inventories/receivables.....................................          (46.1)
Deferred tax assets.........................................        1,053.3
Prepaid expenses............................................          (44.0)
                                                                   --------
TOTAL ASSETS................................................       E1,155.5
                                                                   --------
Retained earnings...........................................          238.1
Minority interests..........................................          (43.3)
Special reserves............................................          (18.1)
Provisions for pensions and similar obligations.............          917.8
Other provisions/liabilities................................           61.0
                                                                   --------
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES..................       E1,155.5
                                                                   --------

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

2.  DISCONTINUED OPERATIONS AND SUBSEQUENT EVENT

     On December 14, 2000, BASF and Abbott Laboratories of the United States signed a contract for the sale of BASF's pharmaceuticals business, operated by BASF Pharma Holding GmbH, Ludwigshafen, Germany, and its subsidiaries.

     Subsequent to the preparation of the German Financial Statements and the issuance of the auditors' report as of February 28, 2001, approval from the relevant governmental antitrust authorities was granted for the sale of BASF's pharmaceuticals business. On March 2, 2001, the sale to Abbott Laboratories for $6.9 billion was completed. The gain on disposition in 2001 will depend upon the final net asset value of the pharmaceuticals business as of the closing date.

     The pharmaceuticals business was a reportable segment within the Health & Nutrition segment and its disposition would be treated according to U.S. GAAP as a discontinued operation. In accordance with German GAAP, the results of the pharmaceuticals business are not reported separately from BASF's continuing operations. If the pharmaceuticals business were classified as a discontinued operation, the Consolidated Financial Statements would be impacted as follows:

INCOME STATEMENT:

                                                          2000      1999      1998
                                                         ------    ------    ------
                                                            (EUROS IN MILLIONS)
Sales..................................................  E2,526    E2,197    E1,850
Income from operations.................................     243       (13)       59
Income before taxes....................................     260         3        78
Net income/Income from discontinued operations.........     156         2        47

REGIONS:

     Sales and income from operations were achieved in the following regions with the respective assets:

                                                    NORTH                    ASIA
                                        THEREOF    AMERICA     SOUTH     PACIFIC AREA,
                              EUROPE    GERMANY    (NAFTA)    AMERICA       AFRICA        TOTAL
                              ------    -------    -------    -------    -------------    ------
                                                     (EUROS IN MILLIONS)
2000
Sales.......................  E  982     E 384     E1,019      E 156         E369         E2,526
Income from operations......     (90)     (171)       297         27            9            243
Assets......................   1,099       749        754         97          278          2,228
1999
Sales.......................  E  929     E 376     E  861      E 134         E273         E2,197
Income from operations......    (302)     (394)       231         28           30            (13)
Assets......................     846       532        743         68          230          1,887
1998
Sales.......................  E  853     E 394     E  729      E 109         E159         E1,850
Income from operations......    (159)     (249)       177         26           15             59
Assets......................     850       560        664         40          143          1,697

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3.  RECONCILIATION TO U.S. GAAP

     The Consolidated Financial Statements comply with U.S. GAAP as far as permissible under German GAAP. The remaining differences between German and U.S. GAAP relate to valuation methods that are required under U.S. GAAP but which are not permissible under German GAAP.

     The following is a summary of the significant adjustments to net income and stockholders' equity that would be required if U.S. GAAP had been fully applied rather than German GAAP.

                                                            YEAR ENDED DECEMBER 31,
                                                ------------------------------------------------
RECONCILIATION OF NET INCOME TO         NOTE      2000         2000         1999         1998
U.S. GAAP                               ----    ---------    ---------    ---------    ---------
                                                (EUROS AND DOLLARS IN MILLIONS EXCEPT PER SHARE
                                                                    AMOUNTS)
Net income as reported in the
  Consolidated Financial Statements of
  income under German GAAP............          $1,163.9     E1,239.8     E1,236.8     E1.699.4
Adjustments required to conform with
  U.S. GAAP:
Capitalization of interest............   (a)        50.4         53.7         26.1         35.4
Capitalization of software developed
  for internal use....................   (b)        47.9         51.0         50.1           --
Valuation of pension funds............   (c)       111.6        118.9         70.9        (33.6)
Valuation of long-term foreign
  currency items and financial
  derivatives.........................   (d)        65.1         69.4        (36.0)        52.6
Valuation of securities...............   (e)          --           --         (0.7)        (1.4)
U.S. GAAP adjustments relating to
  companies accounted for under the
  equity method.......................   (f)         7.8          8.3          8.3         23.1
Other adjustments.....................   (g)        (8.4)        (9.0)       (27.1)       (20.0)
Deferred taxes........................   (h)       (69.2)       (73.7)         3.1         27.8
Minority interests....................   (i)        (4.5)        (4.8)        (6.7)       (12.3)
                                                --------     --------     --------     --------
NET INCOME IN ACCORDANCE WITH U.S.
  GAAP................................          $1,364.6     E1,453.6     E1,324.8     E1,771.0
                                                --------     --------     --------     --------
thereof net income from continuing
  operations..........................           1,222.4      1,302.1      1,329.1      1,724.8
BASIC EARNINGS PER SHARE IN ACCORDANCE
  WITH U.S. GAAP......................          $   2.22     E   2.37     E   2.14     E   2.84
Income from continuing operations per
  share...............................          $   2.00     E   2.13     E   2.15     E   2.77
Diluted earnings per share in
  accordance with U.S. GAAP...........          $   2.21     E   2.35     E   2.12     E   2.79

EARNINGS PER SHARE

     The calculation of earnings per common share is based on the weighted-average number of common shares outstanding during the applicable period. The calculation of diluted earnings per common share reflects the effect of all dilutive potential common shares that were outstanding during the respective period. For computing diluted earnings per share, interest expense of E4.9 million (1999: E4.2, 1998: E2.1) on convertible bonds, net of taxes, has been added to net income.

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Options related to the BASF stock option program (BOP) for senior management (see Note 25) for which the exercise hurdles were not met or which would have an anti-dilutive effect if exercised have not been included in the computation of diluted earnings per share.

     The determination of shares outstanding is as follows:

                                                     2000           1999           1998
                                                  -----------    -----------    -----------
Weighted average shares outstanding...........    612,806,123    618,073,268    622,476,129
Incremental shares from assumed conversion of
  convertible bonds...........................      8,774,899      9,088,490     14,175,180
                                                  -----------    -----------    -----------
Weighted average shares outstanding, adjusted
  for dilutive securities.....................    621,581,022    627,161,758    636,651,309
                                                  -----------    -----------    -----------

                                                                   YEAR ENDED DECEMBER 31,
                                                             -----------------------------------
                                                     NOTE      2000         2000         1999
RECONCILIATION OF STOCKHOLDER'S EQUITY TO U.S. GAAP  ----    ---------    ---------    ---------
                                                               (EUROS AND DOLLARS IN MILLIONS)
Stockholders' equity as reported in the
  Consolidated Balance Sheets under German GAAP...           $13,419.8    E14,294.8    E14,145.2
Minority interests...............................               (451.8)      (481.3)      (329.3)
                                                             ---------    ---------    ---------
Stockholders' equity excluding minority
  interests......................................             12,968.0     13,813.5     13,815.9
Adjustments required to conform with U.S. GAAP:
Capitalization of interest.......................     (a)        486.2        517.9        476.4
Capitalization of software developed for internal
  use............................................     (b)         94.9        101.1         50.1
Valuation of pension funds.......................     (c)        746.4        795.1        700.2
Valuation of long-term foreign currency items and
  financial derivatives..........................     (d)         96.4        102.7         33.3
Valuation of securities..........................     (e)        238.7        254.3         95.9
U.S. GAAP adjustments relating to companies
  accounted for under the equity method..........     (f)        146.7        156.3        115.3
Other adjustments................................     (g)         65.0         69.2         30.6
Deferred taxes...................................     (h)       (523.3)      (557.4)      (546.4)
Minority interests...............................     (i)        (22.3)       (23.8)       (18.5)
                                                             ---------    ---------    ---------
STOCKHOLDERS' EQUITY IN ACCORDANCE WITH U.S.
  GAAP...........................................            $14,296.7    E15,228.9    E14,752.8
                                                             ---------    ---------    ---------

(A) CAPITALIZATION OF INTEREST

     For U.S. GAAP purposes, the Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the asset. The capitalization of interest relating to capital projects is not permissible under German GAAP.

     In calculating capitalized interest, the Company has made assumptions with respect to the capitalization rate and the average amount of accumulated expenditures. The Company's subsidiaries generally use the entity specific weighted average borrowing rate as the capitalization rate.

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(B) CAPITALIZATION OF SOFTWARE DEVELOPED FOR INTERNAL USE

     In March 1998 the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP provides guidance with respect to accounting for the various types of costs incurred for computer software developed or obtained for the Company's internal use. The Company adopted SOP 98-1 as of January 1, 1999 resulting in the subsequent capitalization and depreciation of certain costs, which have been expensed under German GAAP.

(C) VALUATION OF PENSION FUNDS

     Pension benefits under company pension schemes are partly funded in a legally independent fund "BASF Pensionskasse VVaG" ("BASF Pensionskasse") which is managed similar to a defined contribution plan and is subject to Germany's Law on the Supervision of Private Insurance Companies.

     BASF guarantees the commitments of the BASF Pensionskasse. For U.S. GAAP purposes, BASF Pensionskasse would be classified as a defined benefit plan. The valuation of the pension obligations under the projected unit credit method and of the fund assets of BASF Pensionskasse at market values would result in a prepaid pension asset according to U.S. GAAP that is not recorded in the Consolidated Financial Statements under German GAAP. The effect of this reconciling item on the Company's net income is to record less pension expense under U.S. GAAP as the actuarially calculated net periodic pension cost is less than the pension contributions charged to income under German GAAP. In 1998, however, this item also includes the reversal of a 86.3 million gain recorded under German GAAP for the transfer to the BASF Pensionskasse of the legal liability relating to the adjustment of retiree pensions every three years for inflation.

     Information about the funded status of the BASF Pensionskasse is provided in the following table:

                                                                  2000        1999
                                                                --------    --------
                                                                (EUROS IN MILLIONS)
Plan assets as of December 31,..............................    E4,137.3    E4,280.5
Projected benefit obligation as of December 31,.............     3,213.4     3,205.9
                                                                --------    --------
Funded status...............................................       923.9     1,074.6
Unrecognized actuarial gains................................      (327.2)     (545.5)
                                                                --------    --------
Prepaid pension asset.......................................    E  596.7    E  529.1
                                                                --------    --------

     The valuation of certain pension plans of foreign subsidiaries, according to SFAS No. 87 also resulted in prepaid pension assets (Note 21), included in the reconciliation to U.S. GAAP. After consideration of unrecognized actuarial gains and losses, E198.4 million in 2000 and E171.1 million in 1999 were included in the reconciliation to U.S. GAAP.

(D) VALUATION OF LONG-TERM FOREIGN CURRENCY ITEMS AND FINANCIAL DERIVATIVES

     Long-term receivables and liabilities denominated in a foreign currency are converted into euros at the exchange rates of the date when the transactions took place or the lower exchange rates at the end of the year for receivables, and the higher exchange rates for liabilities. U.S. GAAP requires the conversion of such items into the reporting currency at the exchange rates in effect at the end of the year.

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     A provision of E48.6 million was recorded for the overvaluation of the Brazilian real as of December 31, 1998. Since the expected exchange losses from U.S.-dollar-denominated liabilities of the Company's Brazilian subsidiary became effective only in the first quarter of 1999, after the real was allowed to float against other currencies, the exchange loss would have been charged to 1999 net income under U.S. GAAP.

     Under German GAAP, unrealized gains on swap and other forward contracts are deferred until settlement or termination while unrealized losses are recognized as of each period end. Under U.S. GAAP, these contracts are marked to market. The amounts included in the reconciliation of net income were E44.6 million in 2000, E12.4 million in 1999 and E(0.1) million in 1998, and in the reconciliation of shareholders' equity E50.0 million in 2000 and E22.6 million in 1999.

(E) VALUATION OF SECURITIES

     Under U.S. GAAP, available-for-sale securities are recorded at market values on the balance sheet date. The effect of the change in valuation is immediately recognized in a separate component of shareholders' equity. Realized profits and losses are credited or charged to income, as are other than temporary impairments of value. The major part of securities and other investments are considered to be available-for-sale. Under German GAAP, such securities and other investments are valued at the lower of acquisition cost or market value at the balance sheet date.

(F) U.S. GAAP ADJUSTMENTS RELATING TO COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD

     For purposes of the reconciliation to U.S. GAAP, the earnings of companies accounted for using the equity method have been determined using valuation principles prescribed by U.S. GAAP.

(G) OTHER ADJUSTMENTS

     This caption includes the reversal of maintenance provisions, the reclassification of the provision for stock compensation, and other items. German GAAP requires companies to accrue as of the end of the year for the expected costs of omitted maintenance procedures, expected to take place within the first three months of the following year. Such costs would be expensed as incurred under U.S. GAAP. The amounts included in the reconciliation of net income related to the maintenance provision were E(1.4) million in 2000, E2.8 million in 1999 and E(19.6) million in 1998, and in the reconciliation of shareholders' equity were E32.9 million in 2000 and E34.3 million in 1999. For purposes of reconciliation to U.S. GAAP, the recording of stock compensation expense results in a credit to stockholders' equity rather than a balance sheet provision.

(H) DEFERRED TAXES

     The adjustments for deferred taxes primarily relate to the aforementioned U.S. GAAP reconciling items. Furthermore, German GAAP does not allow companies to recognize deferred tax assets on tax loss carryforwards. Such deferred tax assets of E75.6 million (1999: E162.7 million) have been included in the reconciliation to U.S. GAAP. This amount includes also deferred taxes related to currency translation adjustments.

(I)  MINORITY INTERESTS

     The share of minority shareholders' in the aforementioned reconciliation items to U.S. GAAP of net income and stockholders' equity are reported separately.

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

CONSOLIDATION OF MAJORITY-OWNED SUBSIDIARIES

     U.S. GAAP requires the consolidation of all majority-owned subsidiaries. Under German GAAP, the Company does not consolidate certain subsidiaries, because their combined effect on financial position, results of operations and cash flows is not material. The effect of non-consolidated subsidiaries for 2000, 1999 and 1998, on total assets, total liabilities, shareholders' equity, net sales and net income was less than 3%.

     Additionally, under German GAAP, the Company accounts on a prospective basis for previously unconsolidated subsidiaries that are added to the scope of consolidation. U.S. GAAP requires consolidation for all periods that a subsidiary is controlled. Had the previously unconsolidated companies that were newly consolidated in 2000 been consolidated in 1999 or 1998, the effect on the 1999 and 1998 net sales, net income, assets and liabilities would have been immaterial. Had the previously unconsolidated companies that were newly consolidated in 1999 been consolidated in 1998, net sales for the year ended December 31, 1998, would have been E28,178.3 million. The effect on the Company's U.S. GAAP net income for the year ended December 31, 1998, would have been immaterial.

NEW U.S. GAAP ACCOUNTING STANDARDS NOT YET ADOPTED

     In June 1999, the Financial Accounting Standards Board (FASB) issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133" which defers the effective date of SFAS No. 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS No. 133, "Accounting for Derivative Instruments and Hedging activities," (SFAS No. 133), issued in June 1998, and SFAS No. 138, an amendment of SFAS No. 133, issued in June 2000, require that all derivative financial instruments be reflected on the balance sheet at fair value, with changes in fair value recognized periodically in earnings or as a component of other comprehensive income, depending on the nature of the underlying item being hedged. In the event that an entity does not effectively hedge against an underlying item, changes in the fair value of the derivative will be recognized currently in the statement of operations. The Company has prepared for the adoption of this statement in its Consolidated Financial Statements for the fiscal year 2001.

REPORTING OF COMPREHENSIVE INCOME

     Comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income", includes the impact of revenues, gains, expenses and losses, that under U.S. GAAP are not included in net income.

                                                                 YEAR ENDED DECEMBER 31
                                                            --------------------------------
                                                              2000        1999        1998
                                                            --------    --------    --------
COMPREHENSIVE INCOME                                              (EUROS IN MILLIONS)
Net income in accordance with U.S. GAAP.................    E1,453.6    E1,324.8    E1,771.0
Other comprehensive income, net of tax:
Foreign currency translation adjustments................       113.2       529.8      (160.8)
Unrealized holding gains on securities..................       158.3         8.0        42.9
Deferred taxes..........................................        89.8      (171.1)       (4.3)
                                                            --------    --------    --------
Other comprehensive income (loss), net of tax...........       361.3       366.7      (122.2)
                                                            --------    --------    --------
Comprehensive income, net of tax........................    E1,814.9    E1,691.5    E1,648.8
                                                            --------    --------    --------

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                YEAR ENDED DECEMBER 31
                                                                ----------------------
                                                                  2000         1999
                                                                ---------    ---------
STATEMENT OF STOCKHOLDER'S EQUITY                                (EUROS IN MILLIONS)
Stockholders' equity according to U.S. GAAP before
  accumulated other comprehensive income....................    E14,401.3    E14,286.5
Accumulated other comprehensive income:
Foreign currency translation adjustments....................        682.4        569.2
Unrealized holding gains on securities......................        255.1         96.8
Deferred taxes..............................................       (109.9)      (199.7)
                                                                ---------    ---------
Accumulated other comprehensive income......................        827.6        466.3
                                                                ---------    ---------
Total stockholders' equity according to U.S. GAAP including
  comprehensive income......................................    E15,228.9    E14,752.8
                                                                ---------    ---------

4.  SEGMENT REPORTING

     The Company is a worldwide manufacturer and supplier of more than 8,000 products. The Company offers a wide range of products, including high-value chemicals, plastics, dyestuffs, pigments, dispersions, automotive and industrial coatings, agricultural products, fine chemicals, crude oil and natural gas.

     The Company conducts its worldwide operations through 15 operating divisions, which have been aggregated into seven reportable operating segments based on the nature of the products and production processes, on the type of customers, on the channels of distribution and on the nature of the regulatory environment. The operating segments Agricultural Products, Fine Chemicals and Pharmaceuticals are included in the business segment Health & Nutrition.

     Certain products and assets have been transferred to different reporting divisions. To the extent that such transfers affect the reportable segments, prior year amounts have been restated. See "Item 4. Description of Business" for further information about the Company's segment activities.

     The pharmaceuticals business was divested to Abbott Laboratories (see Note
2) and would therefore be classified as a discontinued operation under U.S. GAAP. BASF retains the pharmaceutical active ingredients business, which was integrated into the Fine Chemicals segment as of July 1, 2000.

     The operating divisions of the Chemicals segment have been reorganized in mid 2000. The new operating division Petrochemicals now includes all cracker products, to better portray the Verbund approach to integration. The new operating division Inorganics includes inorganic chemicals and catalysts as well as glues and impregnating resins that were previously part of the former operating division Industrial Chemicals. The Technical Nitrogen strategic business unit was reclassified to the Chemicals segment and the Ammonium Sulfate strategic business unit was reclassified to the Plastic and Fibers segment. These parts of the former operating division Fertilizers had previously been shown under "Others".

     The polyolefins business was included in the figures of the Plastics and Fibers segment until September 30, 2000 at which time it was contributed to the joint venture, Basell N.V.

     The textile dyes business was included in the figures of the Colorants & Finishing Products segment and the Colorants division, respectively, until September 30, 2000 at which time it was contributed to DyStar GmbH & Co. KG.

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     At the end of 1999, BASF sold its COMPO(R) business in specialty fertilizers for the home and garden to K+S Aktiengesellschaft of Kassel, Germany, which also took over the marketing and sales of agricultural fertilizers manufactured by the Company. As a result, the Company included the sales, earnings and assets of the Fertilizers division in "Other" for 1999 and prior years.

     Transfers between the operating segments are generally valued at market-based prices and the revenues generated by these transfers are shown in the table below as "Intersegmental transfers."

     The income from operations recorded as "Other" includes mainly costs of exploratory research of E168 million in 2000 (1999: E124 million; 1998: E121 million).

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) SEGMENT DATA

2000

                                                                             HEALTH & NUTRITION
                                                        COLORANTS    ----------------------------------
                                                            &         AGRI-
                                            PLASTICS    FINISHING    CULTURAL      FINE        PHARMA-     OIL &
                               CHEMICALS    & FIBERS    PRODUCTS     PRODUCTS    CHEMICALS    CEUTICALS     GAS      OTHER
                               ---------    --------    ---------    --------    ---------    ---------    ------    ------
                                                                            (EUROS IN MILLIONS)
Net sales....................   E5,789      E11,030      E7,109       E2,428      E1,763       E2,526      E3,957    E1,344
  Change (%).................     30.9         27.8        11.2         39.1         6.2         15.0        29.7      (2.2)
Intersegmental transfers.....    2,363          490         265           34          44           36         320       265
                                ------      -------      ------       ------      ------       ------      ------    ------
Sales including
intersegmental transfers.....    8,152       11,520       7,374        2,462       1,807        2,562       4,277     1,609
Income from operations.......      713          889         522         (443)         (1)         243       1,310      (163)
  Change (%).................     (3.3)        38.0       (14.1)          --          --           --        76.8     (22.6)
Assets.......................    4,999        6,009       5,576        6,607       1,368        2,228       3,540     8,230
Return on operational assets
(%)..........................     15.6         13.8        10.5           --          --         11.8        40.0        --
Research and development
expense......................      147          167         168          275          78          468          50       173
Additions to tangible and
intangible fixed assets......      880          599       1,260        3,260          83          121         267       461
Depreciation of tangible and
intangible fixed assets......      549          675         477          412         159          274         272        98


                                TOTAL
                               -------

Net sales....................  E35,946
  Change (%).................     22.0
Intersegmental transfers.....    3,817
                               -------
Sales including
intersegmental transfers.....   39,763
Income from operations.......    3,070
  Change (%).................     52.8
Assets.......................   38,557
Return on operational assets
(%)..........................     10.8
Research and development
expense......................    1,526
Additions to tangible and
intangible fixed assets......    6,931
Depreciation of tangible and
intangible fixed assets......    2,916

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

SEGMENT DATA

1999

                                                                           HEALTH & NUTRITION
                                                        COLORANTS   ---------------------------------
                                             PLASTICS       &        AGRI-
                                                &       FINISHING   CULTURAL     FINE        PHARMA-    OIL &
                                 CHEMICALS    FIBERS    PRODUCTS    PRODUCTS   CHEMICALS    CEUTICALS    GAS     OTHER     TOTAL
                                 ---------   --------   ---------   --------   ---------    ---------   ------   ------   -------
                                                                       (EUROS IN MILLIONS)
Net sales......................   E4,423      E8,628     E6,395      E1,745     E1,660       E2,197     E3,051   E1,374   E29,473
  Change (%)...................      2.9        12.6        3.3        (0.3)      10.8         18.8       13.6    (19.6)      6.6
Intersegmental transfers.......    1,882         378        259          36         53           34        177      224     3,043
                                  ------      ------     ------      ------     ------       ------     ------   ------   -------
Sales including intersegmental
  transfers....................    6,305       9,006      6,654       1,781      1,713        2,231      3,228    1,598    32,516
Income from operations.........      737         644        608         195       (770)         (13)       741     (133)    2,009
  Change (%)...................    (23.3)       18.2       (5.3)       (3.9)        --       (122.0)     168.5       --     (23.4)
Assets.........................    4,112       6,843      4,343       1,949      1,338        1,887      3,003    6,534    30,009
Return on operational assets
  (%)..........................     19.4        10.9       14.6        10.6      (55.2)        (0.7)      26.3       --       8.6
Research and development
  expense......................      149         180        160         190         77          397         47      133     1,333
Additions to tangible and
  intangible fixed assets......      765         998        324          93         87          101        524      361     3,253
Depreciation of tangible and
  intangible fixed assets......      486         596        423         175        353          256        281       92     2,662

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

SEGMENT DATA

1998

                                                     COLORANTS
                                          PLASTICS       &
                                             &       FINISHING   AGRICULTURAL     FINE       PHARMA-    OIL &
                              CHEMICALS    FIBERS    PRODUCTS      PRODUCTS     CHEMICALS   CEUTICALS    GAS     OTHER     TOTAL
                              ---------   --------   ---------   ------------   ---------   ---------   ------   ------   -------
                                                                      (EUROS IN MILLIONS)
Net sales...................   E4,300      E7,663     E6,188        E1,750       E1,498      E1,850     E2,685   E1,709   E27,643
  Change (%)................     (3.8)        2.1       (5.4)          6.7          8.9        17.8      (16.0)   (23.1)     (3.1)
Intersegmental transfers....    1,955         375        291            49           43           1        235      209     3,158
                               ------      ------     ------        ------       ------      ------     ------   ------   -------
Sales including
  intersegmental
  transfers.................    6,255       8,038      6,479         1,799        1,541       1,851      2,920    1,918    30,801
Income from operations......      961         545        642           203          121          59        276     (183)    2,624
  Change (%)................    (13.7)       45.3       33.8           1.0        (39.2)         --      (41.7)      --      (3.9)
Assets......................    3,483       4,983      3,981         1,730        1,455       1,697      2,622    6,751    26,702
Return on operational assets
  (%).......................     28.9        11.6       16.0          12.2         10.1         3.7       10.8       --      12.7
Research and development
  expense...................      148         188        158           194           66         374         50      131     1,309
Additions to tangible and
  intangible fixed assets...      588         746        348           247          614         141        505      533     3,722
Depreciation of tangible and
  intangible fixed assets...      458         563        382           158          158         218        238       85     2,260

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

GEOGRAPHICAL SEGMENT DATA

     Sales, sales including interregional transfers, income from operations, additions to tangible and intangible fixed assets and assets for the years ended December 31, are as follows:

                                                  NORTH                ASIA PACIFIC
                                      THEREOF    AMERICA     SOUTH         AREA,
                            EUROPE    GERMANY    (NAFTA)    AMERICA       AFRICA        TOTAL
                           --------   --------   --------   --------   -------------   --------
                                                   (EUROS IN MILLIONS)
2000
Location of customers
Sales....................  E 20,103    E 7,897    E 8,419   E 2,500       E 4,924      E 35,946
Change (%)...............      18.3       13.9       24.3      35.7          27.5          22.0
Share (%)................        56         22         23         7            14           100
Location of companies
Sales....................    22,203     14,457      8,441     2,127         3,175        35,946
Sales including
  interregional
  transfers..............    24,444         --      8,929     2,232         3,532        39,137
Income from operations...     2,540      1,803         99       233           198         3,070
Additions to tangible and
  intangible fixed
  assets.................     2,674      1,298      3,294       431           532         6,931
Assets...................    20,612     13,836     11,364     2,479         4,102        38,557
1999
Location of customers
Sales....................  E 16,996    E 6,934    E 6,773   E 1,842       E 3,862      E 29,473
Change (%)...............       1.9       (1.1)       8.4      12.3          25.3           6.6
Share (%)................        58         24         23         6            13           100
Location of companies
Sales....................    19,119     12,718      6,783     1,484         2,087        29,473
Sales including
  interregional
  transfers..............    20,853         --      7,156     1,556         2,329        31,894
Income from operations...     1,258        542        481       126           144         2,009
Additions to tangible and
  intangible fixed
  assets.................     1,950      1,595      1,105        83           115         3,253
Assets...................    18,744     12,959      7,062     1,438         2,765        30,009
1998
Location of customers
Sales....................  E 16,672    E 7,011    E 6,249   E 1,640       E 3,082      E 27,643
Change (%)...............      (4.4)      (4.6)       4.7      (2.1)        (10.3)         (3.1)
Share (%)................        60         25         23         6            11           100
Location of companies
Sales....................    18,508     12,188      6,210     1,305         1,620        27,643
Sales including
  interregional
  transfers..............    20,102         --      6,516     1,398         1,809        29,825
Income from operations...     2,033      1,301        515        16            60         2,624
Additions to tangible and
  intangible fixed
  assets.................     2,214      1,840      1,092        69           347         3,722
Assets...................    17,842     12,313      5,478     1,065         2,317        26,702

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5.  OTHER OPERATING INCOME

                                                               2000       1999       1998
                                                             --------    ------    --------
                                                                  (EUROS IN MILLIONS)
Release of provisions......................................  E  239.5    E142.1    E  389.3
Income from miscellaneous revenue-generating activities....     128.4      74.8       154.8
Gains from foreign currency transactions and conversion....     499.5     323.8       193.1
Gains from disposal of assets..............................     251.3     266.9       153.7
Other......................................................     296.6     170.6       246.0
                                                             --------    ------    --------
                                                             E1,415.3    E978.2    E1,136.9
                                                             --------    ------    --------

     RELEASE OF PROVISIONS relate principally to obligations to personnel, the environmental protection and remediation provision, sales and purchase provisions, litigation and claims provisions, shutdown and restructuring provisions, the maintenance provision and the reserve for income tax audit liabilities.

     Provision releases arise because present circumstances indicate that they are no longer probable and estimable or that the probable amount has been reduced.

     In 1998, release of provisions included the use of provisions of E149 million as, prior to 1999, the corresponding expenditures were recorded directly as expenses.

     INCOME FROM MISCELLANEOUS REVENUE-GENERATING activities primarily represents revenues from energy sales, sales of raw materials and income from rentals.

     GAINS FROM THE DISPOSAL OF ASSETS in 2000 includes primarily the sale of the Novolen(R) polypropylene technology of Targor GmbH and the Kraton(R) polymer business of Elenac GmbH.

     Gains from the disposal of assets in 1999 related primarily to the sale of the Company's COMPO(R) business in specialty fertilizers and the marketing and sales of the Company's agricultural fertilizers operations; the sale of the Company's oil refining business, including a refinery in Lingen, Germany, and the divestiture of the Canadian oil and gas production activities of the Oil & Gas segment.

     Gains from disposal of assets in 1998 include amounts relating to the divestiture of certain lines of business of the Coatings division within the Colorants & Finishing Products segment, the disposal of a 35% stake in Comparex GmbH, which was deconsolidated, the divestiture of the thermoplastics business of the Styrenic Polymer division of the Plastics & Fibers segment and to the contribution in kind of the polyethylene business of BASF Aktiengesellschaft to the Elenac joint venture.

     OTHER includes income from management and marketing services, income from divestitures other than the disposal of fixed assets and various other sundry items.

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6.  OTHER OPERATING EXPENSES

                                                              2000        1999        1998
                                                            --------    --------    --------
                                                                  (EUROS IN MILLIONS)
Integration measures, reorganization and shutdowns........  E  792.7    E  248.6    E  290.1
Environmental protection and safety measures, costs of
  demolition of fixed assets and costs related to the
  preparation of capital expenditure projects.............     271.2       263.2       212.3
Losses from foreign currency transactions and
  conversion..............................................     650.2       287.1       357.2
Costs from miscellaneous revenue-generating activities....     116.6        65.3       150.8
Goodwill amortization.....................................     353.2       260.3       170.9
Losses from disposal of assets............................      68.6        30.0        33.0
Other.....................................................     699.4     1,606.5       622.3
                                                            --------    --------    --------
TOTAL.....................................................  E2,951.9    E2,761.0    E1,836.6
                                                            --------    --------    --------

     INTEGRATION MEASURES, REORGANIZATION AND SHUTDOWNS charges of E344.2 million in 2000 are related especially to the integration of the crop protection business of AHP, which was acquired in 2000. With regard to the integration of the crop protection business of AHP, other operating expenses comprise severance payments resulting from workforce reductions, the write-off of research in process included in goodwill, and, additional charges resulting from the sale of inventory whose base had been stepped-up as part of the purchase price allocation. Further expenses were related to the restructuring of the Pharmaceuticals segment.

     In 1999, charges included current expenses of E123.1 million for temporarily unutilized production plants. Additional charges related to the permanent shutdown of the following sites: the Company's multi-division site in Medellin, Colombia; the Colorants division's site in Ellesmere Port, United Kingdom; the pharmaceutical production site in Beeston, United Kingdom; and the fertilizer production site in Ostend, Belgium.

     In 1998, the charges consisted mainly of expected shutdown expenses for two North American sites in the Colorants & Finishing Products segment and for production sites in the Plastic & Fibers segment at the Company's sites in Ludwigshafen, Germany, and Antwerp, Belgium.

     COSTS FROM MISCELLANEOUS REVENUE-GENERATING ACTIVITIES represents costs related to other miscellaneous revenue-generating activities as shown in Note 5.

     OTHER is comprised of several items including valuation allowances on doubtful accounts, liquidation of inventories, expenses for litigation and claims and various other sundry items.

     In 2000 and 1999, expenses for litigations and claims relate primarily to sanctions and compensation payments associated with the vitamins antitrust proceedings in the United States and various other countries along with payments resulting from lawsuits involving the drug Synthroid(R).

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7.  FINANCIAL RESULT

                                                                 YEAR ENDED DECEMBER 31
                                                              -----------------------------
                                                               2000       1999       1998
                                                              -------    -------    -------
                                                                   (EUROS IN MILLIONS)
Income from participating interests and similar income......    E66.6     E731.2      E61.3
- Thereof from affiliated companies.........................     18.7       16.8       36.4
Income from profit transfer agreements......................     14.0        6.1       11.2
Losses from loss transfer agreements........................    (15.7)     (11.3)     (21.5)
(Losses)/income from companies accounted for under the
  equity method.............................................    (95.9)       1.4       36.7
                                                              -------    -------    -------
Net income from financial assets............................    (31.0)     727.4       87.7
                                                              -------    -------    -------
Write-down of, and losses from, retirement of financial
  assets as well as securities held as current assets.......     (6.8)     (22.2)     (48.4)
                                                              -------    -------    -------
Income from other securities and financial assets...........    106.5       64.6       69.5
- Thereof from affiliated companies.........................      1.1       14.0       20.6
Other interest, income from sale of marketable securities
  and similar income........................................    256.2      123.0      310.1
- Thereof from affiliated companies.........................     21.6        4.7       14.7
Interest and similar expenses...............................   (567.2)    (296.0)    (271.8)
- Thereof to affiliated companies...........................     (9.0)      (5.0)      (6.6)
                                                              -------    -------    -------
Interest result.............................................   (204.5)    (108.4)     107.8
                                                              -------    -------    -------
Financial result............................................  E(242.3)    E596.8     E147.1
                                                              -------    -------    -------

     In 1999, income from participating interests and similar income included a gain from the sale of BASF's interests in the IVAX Corporation and Aral AG, which was sold to VEBA OEL AG. The divestiture of the holdings in ARAL AG together with the disposal of the refinery business, shown in income from operations, increased net income by E373 million.

     Amortization of goodwill of companies accounted for under the equity method totaling E24.5 million in 2000 (1999: E21 million, 1998: E41 million) as well as income from the release of negative goodwill of E2.0 million are included in income from companies accounted for under the equity method in 2000 and 1999.

     Other interest, income from sale of marketable securities and similar income includes gains from the sale of securities and swaps of E129 million in 2000, E20 million in 1999 and E122 million in 1998.

     According to German GAAP, no interest expense has been capitalized for the construction of fixed assets. The capitalization of interest cost for qualifying assets is part of the reconciliation to U.S. GAAP.

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8.  INCOME TAXES

                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                   (EUROS IN MILLIONS)
German corporation tax.....................................     E477.0     E591.3     E421.8
German trade income tax....................................      143.8      178.1      168.3
Foreign income tax.........................................      467.2      460.4      401.6
Income taxes on oil-producing operations non-compensable
  with German corporation tax..............................      462.2      165.0       62.8
Refunds/loss carry back....................................      (77.5)     (14.1)     (33.9)
                                                              --------   --------   --------
Current taxes..............................................    1,472.7    1,380.7    1,020.6
Deferred taxes.............................................       72.3      (19.9)      86.2
                                                              --------   --------   --------
Income taxes...............................................   E1,545.0   E1,360.8   E1,106.8
                                                              --------   --------   --------

     Other taxes of E168.8 million in 2000, E149.3 million in 1999 and E121.9 million in 1998 includes real estate taxes and other comparable taxes; they are shown under the appropriate expense items of the statement of income.

     The regional breakdown of income before taxes was as follows:

                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                   (EUROS IN MILLIONS)
Germany....................................................   E1,736.4   E1,211.5   E1,579.3
Foreign....................................................    1,091.0    1,394.0    1,191.5
                                                              --------   --------   --------
                                                              E2,827.4   E2,605.5   E2,770.8
                                                              --------   --------   --------

     Retained corporate income in Germany was subject to a federal corporation income tax of 40% in 2000 and 1999 and 45% in 1998. Additionally, a solidarity surcharge of 5.5% is levied on the federal corporate tax. Upon distribution of a dividend, the federal corporation income tax rate is reduced to 30% through a release of the income tax provision on current years' income or by a refund of taxes previously paid in excess of 30% on income.

     For fiscal years beginning before January 1, 2001, an imputation system is applicable. Upon distribution of a dividend, shareholders resident in Germany are entitled to a tax credit in the amount of the 30% federal corporation taxes paid by the corporation.

     In 2001 a federal corporation tax of 25% will be levied on corporate income. This tax charge is final, because the imputation system will be terminated.

     German trade income tax, which varies by the municipalities where the industrial undertakings take place, is levied at a weighted average rate of 16%. This tax is deductible for federal corporation tax purposes.

     Income of foreign sources is taxed at the income tax rates applicable in the respective countries of domicile.

     Deferred tax assets and liabilities are calculated using the tax rate applicable in the individual foreign countries. Such rate averaged 28% in 2000, 36% in 1999 and 31% in 1998. For German companies, the provision was based on a tax rate of 38% in 2000 (1999: 52%, 1998: 56%). The reduction of federal corporation tax resulted in a E132 million charge in 2000 and a E45 million charge in 1999 shown below under "Other".

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Foreign income tax rates in 2000 varied between 4.5% (1999: 4.5%, 1998:
4.5%) and 42% (1999: 42%, 1998: 48%). Income from foreign sources which is distributed in the form of a dividend to the parent company is generally exempt from additional German corporation taxes through double taxation treaties. Income taxes on oil-producing operations in certain regions, which can amount to up to 85%, may be compensated up to an equivalent level with German corporation tax. The non-compensable amount is shown separately in the reconciliation from the statutory tax rate in Germany to the effective tax rate.

RECONCILIATION FROM THE STATUTORY TAX RATE IN GERMANY TO THE EFFECTIVE TAX RATE:

                                          2000                1999                1998
                                    ----------------    ----------------    ----------------
                                     AMOUNT      %       AMOUNT      %       AMOUNT      %
                                    --------    ----    --------    ----    --------    ----
                                                      (EUROS IN MILLIONS)
German corporation tax............  E1,131.0    40.0%   E1,042.2    40.0%   E1,246.9    45.0%
Credit for dividend
  distribution....................    (260.3)   (9.2)     (150.4)   (5.8)     (148.5)   (5.4)
German trade income tax net of
  corporation tax.................      86.3     3.1       106.9     4.1        92.6     3.3
Solidarity surcharge (5.5%).......      37.4     1.3        38.0     1.5        28.4     1.0
Foreign tax-rate differential.....     (82.1)   (2.9)     (104.4)   (4.0)     (138.1)   (5.0)
Non-taxable income................     (72.3)   (2.6)      (65.0)   (2.5)     (121.7)   (4.4)
Non-deductible expenses, including
  amortization of goodwill........     237.6     8.4       328.7    12.6        84.6     3.1
Income from companies accounted
  for under the equity method.....      38.4     1.4        (0.6)     --       (16.6)   (0.6)
Utilization of tax-loss
  carryforwards and refund of
  taxes...........................    (143.4)   (5.1)      (20.4)   (0.8)      (44.5)   (1.6)
Income taxes on oil-producing
  operations non-compensable with
  German corporation tax..........     462.2    16.3       165.0     6.3        62.8     2.3
Other.............................     110.2     3.9        20.8     0.8        60.9     2.2
                                    --------    ----    --------    ----    --------    ----
Income taxes/effective tax rate...  E1,545.0    54.6%   E1,360.8    52.2%   E1,106.8    39.9%
                                    --------    ----    --------    ----    --------    ----

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Deferred income tax assets and liabilities, calculated in accordance with U.S. GAAP -- except for deferred tax assets on tax loss carryforwards which may not be set-up under German GAAP -- are summarized as follows:

DEFERRED TAX ASSETS

                                                                  2000        1999
                                                                --------    --------
                                                                (EUROS IN MILLIONS)
Intangible assets...........................................    E  103.0    E  225.3
Property, plant and equipment...............................      (316.9)     (164.3)
Financial assets............................................        (0.2)      (67.0)
Inventories and accounts receivable.........................        37.7       160.3
Provisions for pensions and similar obligations.............       375.3       507.6
Other provisions............................................       563.2       550.9
Other.......................................................       508.4        12.6
                                                                --------    --------
TOTAL.......................................................    E1,270.5    E1,225.4
                                                                --------    --------
- Thereof short-term........................................       463.8       390.6
                                                                --------    --------
DEFERRED TAX LIABILITIES
Property, plant and equipment...............................       244.3       164.0
Other.......................................................       125.1        68.0
                                                                --------    --------
TOTAL.......................................................    E  369.4    E  232.0
                                                                --------    --------
- Thereof short-term........................................       105.7       110.4
                                                                --------    --------

     Deferred tax liabilities are included in "provisions for taxes" in the consolidated balance sheets.

RECONCILIATION OF DEFERRED TAX ASSETS/LIABILITIES TO U.S. GAAP

     Under U.S. GAAP, deferred tax liabilities would increase, or deferred tax assets decrease, by E633.1 million in 2000 (1999: E709.1 million) due to adjustment of the following balance sheet items as shown in the reconciliation to U.S. GAAP:

                                                                 2000       1999
                                                               --------   --------
                                                               (EUROS IN MILLIONS)
Property, plant and equipment...............................    E192.8     E202.4
Financial assets and marketable securities..................     141.6      106.1
Prepaid pension expense.....................................     292.2      331.4
Other.......................................................       6.5       69.2
                                                                ------     ------
TOTAL.......................................................    E633.1     E709.1
                                                                ------     ------

     According to U.S. GAAP, deferred tax assets would increase by E75.6 million in 2000 due to the following tax-loss carryforwards (net of a valuation allowance of E16.3 million) and E162.7 million in 1999 (net of valuation allowance of E8.9 million).

                                                                 2000       1999
                                                               --------   --------
                                                               (EUROS IN MILLIONS)
Tax loss carryforwards of German subsidiaries:
Corporation tax.............................................    E 82.3     E185.2
Trade income tax............................................      16.6       18.8
Tax loss carryforwards of foreign subsidiaries..............    E228.3     E266.0

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Under U.S. GAAP, valuation allowances are established if, based on the weight of evidence, it is more likely than not that deferred tax assets will not be realized through the future taxable income of the respective subsidiaries and affiliated companies.

     German tax losses may generally be carried forward indefinitely.

     Foreign loss carryforwards have varying expiration periods and are subject to limitations with regard to offsetting against future taxable income. Deferred tax liabilities have not been provided for withholding taxes or additional corporate income taxes due in Germany in the absence of double taxation treaties for unremitted earnings of foreign subsidiaries or affiliated companies or investments accounted for under the equity method.

9.  MINORITY INTEREST

                                                               2000    1999     1998
                                                               -----   -----   ------
                                                                (EUROS IN MILLIONS)
Minority interest in profits................................   E76.3   E43.2   E 32.4
Minority interest in losses.................................    33.7    35.3     67.8
                                                               -----   -----   ------
                                                               E42.6   E 7.9   E(35.4)
                                                               -----   -----   ------

     See Note 20 for a detailed analysis of consolidated subsidiaries with minority shareholdings.

10. OTHER INFORMATION

PERSONNEL COSTS

                                                              2000        1999        1998
                                                            --------    --------    --------
                                                                  (EUROS IN MILLIONS)
Wages and salaries........................................  E5,306.8    E4,934.7    E4,840.3
Social security contributions and expenses for pensions
  and assistance..........................................   1,288.7     1,244.8     1,169.7
- Thereof for pensions....................................     401.0       388.7       308.6
                                                            --------    --------    --------
TOTAL.....................................................  E6,595.5    E6,179.5    E6,010.0
                                                            --------    --------    --------

     The short-time contracts for German employees nearing retirement led to a reduction of pension liabilities because payments associated with the period between retirement and entry into the government pension program are no longer an obligation of the Company.

     German group companies incurred costs for employees' representatives to comply with statutory regulations of E10.4 million in 2000, E10.1 million in 1999 and E10.7 million in 1998.

     Pension costs in 1998 include a credit of E86.3 million resulting from an agreement between BASF Aktiengesellschaft and other German subsidiaries with BASF Pensionskasse. As part of the agreement, BASF Pensionskasse accepted the legal liability resulting from adjusting pensions granted every third year to the general development of net wages in Germany. BASF Aktiengesellschaft and other subsidiaries in Germany previously carried this liability on their balance sheets for the portion of pension benefits granted by BASF Pensionskasse. Pension costs for 1998 do not include the additional pension provisions resulting from the change of the valuation methods to conform with SFAS No. 87 totaling E961.8 million. (See Note 1 for further information).

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

AVERAGE NUMBER OF EMPLOYEES

                                                                     PROPORTIONALLY CONSOLIDATED
                                   FULLY CONSOLIDATED COMPANIES               COMPANIES
                                   -----------------------------    -----------------------------
                                    2000       1999       1998       2000       1999       1998
                                   -------    -------    -------    -------    -------    -------
Europe...........................   70,770     73,957     75,314     2,592      3,456      2,975
- Thereof Germany................   55,546     58,083     59,215     2,178      2,962      2,596
North America (NAFTA)............   16,546     15,668     15,438       734        744        807
South America....................    7,002      6,902      6,449        --         --         --
Asia, Pacific Area, Africa.......    9,773      8,453      7,656        60        166        360
                                   -------    -------    -------     -----      -----      -----
TOTAL............................  104,091    104,980    104,857     3,386      4,366      4,142
                                   -------    -------    -------     -----      -----      -----
- Thereof with trainee
  contracts......................    3,066      3,208      3,060       110        150        148
- Thereof with limited-term
  contracts......................    3,113      3,198      3,107        59         72         23

     The above number of employees of proportionally consolidated companies are given in full; if they are taken into account at 50%, the average number of personnel for the Company is 105,784 in 2000, 107,163 in 1999 and 106,928 in 1998.

     The number of trainee contracts mainly concern vocational trainees. Most of these trainee contracts are within the Company's Germany operations.

INFORMATION RELATING TO THE BOARD OF EXECUTIVE DIRECTORS AND SUPERVISORY BOARD
OF
BASF AKTIENGESELLSCHAFT

                                                              2000     1999     1998
                                                              -----    -----    -----
Supervisory Board emoluments................................  E 2.0    E 1.6    E 1.6
Board of Executive Directors emoluments.....................    8.5      9.2     12.5
Pension for former members of the Board of Executive
  Directors and their surviving dependents..................    5.9      5.7      4.4
Pension provisions for former members of the Board of
  Executive Directors and their surviving dependents........   56.8     50.2     41.6
Loans to the Board of Executive Directors and the
  Supervisory Board.........................................     --       --       --
Contingent liabilities for the benefit of the Board of
  Executive Directors and the Supervisory Board.............     --       --       --

     The members of the Board of Executive Directors were granted 126,228 option rights in 2000 and 166,616 option rights in 1999 under the BASF stock option program (BOP). These options rights entitle such directors to purchase, if certain objectives are achieved, of a maximum of 252,456 shares from the option right of 2000 and of 333,232 shares from the option right of 1999 at a preferential price. Personnel costs related to the issuance of these options totaled E2.1 million in 2000 and E0.9 million in 1999. The personnel costs of E2.1 million in 2000 include E1.4 million due to the over 3 years accrued expenses resulting from the granted option rights in 1999. See Note 25 for further information.

ADDITIONAL INFORMATION ON STATEMENTS OF CASH FLOWS

     Cash generated from operating activities was derived after interest payments of E472.2 million in 2000, E237.5 million in 1999 and E255.6 million in 1998. Income taxes paid totaled E839.0 million in 2000, E592.7 million in 1999 and E977.7 million in 1998.

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Cash generated from operating activities was increased by E779.5 million in 2000 and E298.3 million in 1999 from the sale of accounts receivable.

11. INTANGIBLE ASSETS

                                           PATENTS, LICENSES,
                                             TRADEMARKS AND                  ADVANCE
                                             SIMILAR RIGHTS      GOODWILL    PAYMENTS     TOTAL
                                           ------------------    --------    --------    --------
                                                            (EUROS IN MILLIONS)
ACQUISITION COSTS
Balance as of January 1, 2000............       E2,589.9         E1,357.7     E 7.8      E3,955.4
Change in scope of consolidation.........           (8.4)            25.7      (0.1)         17.2
Additions................................          840.9          2,434.5      24.8       3,300.2
Disposals................................          212.5            105.5       1.8         319.8
Transfers, including exchange rate
  changes................................           37.6           (293.3)     (2.9)       (258.6)
                                                --------         --------     -----      --------
Balance as of December 31, 2000..........        3,247.5          3,419.1      27.8       6,694.4
                                                --------         --------     -----      --------
ACCUMULATED AMORTIZATION
Balance as of January 1, 2000............        1,199.3            608.0       1.3       1,808.6
Change in scope of consolidation.........           (2.9)             0.8        --          (2.1)
Additions................................          317.5            353.2       0.2         670.9
Disposals................................          165.7            104.3       0.2         270.2
Write-backs..............................            1.0               --        --           1.0
Transfers, including exchange rate
  changes................................           17.2            (67.2)       --         (50.0)
                                                --------         --------     -----      --------
Balance as of December 31, 2000..........        1,364.4            790.5       1.3       2,156.2
                                                --------         --------     -----      --------
NET BOOK VALUE AS OF DECEMBER 31, 2000...       E1,883.1         E2,628.6     E26.5      E4,538.2
                                                --------         --------     -----      --------
ACQUISITION COSTS
Balance as of January 1, 1999............       E2,249.5         E  838.2     E 7.4      E3,095.1
Change in scope of consolidation.........           72.8            139.9       0.4         213.1
Additions................................          218.3            265.7       5.5         489.5
Disposals................................           81.0             12.0       1.3          94.3
Transfers, including exchange rate
  changes................................          130.3            125.9      (4.2)        252.0
                                                --------         --------     -----      --------
Balance as of December 31, 1999..........        2,589.9          1,357.7       7.8       3,955.4
                                                --------         --------     -----      --------
ACCUMULATED AMORTIZATION
Balance as of January 1, 1999............          842.9            286.2       1.1       1,130.2
Change in scope of consolidation.........            9.5             52.4        --          61.9
Additions................................          383.5            260.3       0.2         644.0
Disposals................................           72.2             12.7        --          84.9
Write-backs..............................            1.1               --        --           1.1
Transfers, including exchange rate
  changes................................           36.7             21.8        --          58.5
                                                --------         --------     -----      --------
Balance as of December 31, 1999..........        1,199.3            608.0       1.3       1,808.6
                                                --------         --------     -----      --------
NET BOOK VALUE AS OF DECEMBER 31, 1999...       E1,390.6         E  749.7     E 6.5      E2,146.8
                                                --------         --------     -----      --------

     Additions in 2000 primarily include the acquisition of the crop protection business of American Home Products Corporation, thereof goodwill of E1,929.4 million and product rights of E498.5 million, as well as goodwill and supply rights of the superabsorbents business Chemdal acquired from Amcol International Corp. and the goodwill from the coil coatings business acquired from Rohm and Haas.

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Disposals and transfers in 2000 result primarily from the deconsolidation of the companies of the Targor Group and the Elenac Group due to their inclusion in the joint venture Basell N.V.

     Write-downs in 2000 include the portion of goodwill from the acquisition of American Home Products' Corporation's crop protection business related to research in progress (E87.5 million).

     Changes in the scope of consolidation in 1999 were related primarily to gas concessions of Wintershall Energia S.A. of Argentina and goodwill of first-time consolidated subsidiaries in the Pharmaceuticals segment. Additions included the acquisition of rights to purchase propylene oxide from Lyondell Chemical Company of Houston, Texas, and the acquisition of the remaining 50% ownership stake in Targor from Hoechst/Celanese.

     Unscheduled write-downs recorded in 1999 under the item "other operating expenses" were made for expected long-term value impairments of E161.1 million on intangible assets. The most significant charge was recorded for the impairment of know-how, goodwill and other intangible assets related to the lysine business of the Fine Chemicals segment. Management of the Company determined that the future undiscounted cash flows associated with the assets of the lysine business were insufficient to recover their carrying value. Accordingly, such assets were written down to fair value, which was determined on the basis of discounted cash flows.

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

12. PROPERTY, PLANT AND EQUIPMENT

                                  LAND, LAND RIGHTS
                                    AND BUILDINGS
                                 INCLUDING BUILDINGS   MACHINERY AND   MISCELLANEOUS   ADVANCE PAYMENTS
                                       ON LAND           TECHNICAL       EQUIPMENT     AND CONSTRUCTION
                                   OWNED BY OTHERS       EQUIPMENT     AND FIXTURES      IN PROGRESS        TOTAL
                                 -------------------   -------------   -------------   ----------------   ---------
                                                                (EUROS IN MILLIONS)
ACQUISITION COSTS
Balance as of January 1, 2000...      E6,704.7           E25,952.7       E3,326.0          E2,276.9       E38,260.3
Change in scope of
  consolidation.................          54.1               (39.5)           5.7             316.3           336.6
Additions.......................         226.5               922.5          230.1           2,251.5         3,630.6
Disposals.......................         292.1               615.8          336.4              10.4         1,254.7
Transfers, including exchange
  rate changes..................          43.7               468.1          216.4          (2,105.5)       (1,377.3)
                                      --------           ---------       --------          --------       ---------
Balance as of December 31,
  2000..........................       6,736.9            26,688.0        3,441.8           2,728.8        39,595.5
                                      --------           ---------       --------          --------       ---------
ACCUMULATED DEPRECIATION
Balance as of January 1, 2000...       3,839.4            19,333.2        2,668.7               2.7        25,844.0
Change in scope of
  consolidation.................           1.8               (29.4)           1.9                --           (25.7)
Additions.......................         245.9             1,665.4          333.0               1.0         2,245.3
Disposals.......................         165.9               534.2          326.1               0.4         1,026.6
Write-backs.....................            --                 0.8             --                --             0.8
Transfers, including exchange
  rate changes..................         (92.3)             (998.8)          10.4              (0.6)       (1,081.3)
                                      --------           ---------       --------          --------       ---------
Balance as of December 31,
  2000..........................       3,828.9            19,435.4        2,687.9               2.7        25,954.9
                                      --------           ---------       --------          --------       ---------
NET BOOK VALUE AS OF
  DECEMBER 31, 2000.............      E2,908.0           E 7,252.6       E  753.9          E2,726.1       E13,640.6
                                      --------           ---------       --------          --------       ---------
ACQUISITION COSTS
Balance as of January 1, 1999...      E6,216.9           E23,931.1       E3,120.9          E1,681.5       E34,950.4
Change in scope of
  consolidation.................          46.1               529.4           31.7             229.1           836.3
Additions.......................          76.5               701.4          157.1           1,828.6         2,763.6
Disposals.......................         158.0             1,344.3          283.9              11.4         1,797.6
Transfers, including exchange
  rate changes..................         523.2             2,135.1          300.2          (1,450.9)        1,507.6
                                      --------           ---------       --------          --------       ---------
Balance as of December 31,
  1999..........................       6,704.7            25,952.7        3,326.0           2,276.9        38,260.3
                                      --------           ---------       --------          --------       ---------
ACCUMULATED DEPRECIATION
Balance as of January 1, 1999...       3,588.8            18,117.4        2,489.2               0.6        24,196.0
Change in scope of
  consolidation.................          13.7               419.1           21.0                --           453.8
Additions.......................         207.9             1,495.8          311.8               2.7         2,018.2
Disposals.......................         110.5             1,214.3          265.8                --         1,590.6
Write-backs.....................           0.6                 3.8             --                --             4.4
Transfers, including exchange
  rate changes..................         140.1               519.0          112.5              (0.6)          771.0
                                      --------           ---------       --------          --------       ---------
Balance as of December 31,
  1999..........................       3,839.4            19,333.2        2,668.7               2.7        25,844.0
                                      --------           ---------       --------          --------       ---------
NET BOOK VALUE AS OF
  DECEMBER 31, 1999.............      E2,865.3           E 6,619.5       E  657.3          E2,274.2       E12,416.3
                                      --------           ---------       --------          --------       ---------

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Impairment losses of E27.1 million were recorded in 2000, in particular by Hokuriku Seiyaku Ltd., Japan for non-operating land and buildings due to a major decrease of market values.

     Impairment losses of E46.1 million were recorded in 1999 related to production sites in Medellin, Colombia; Ellesmere Port, United Kingdom; Freeport, United States; and Yokkaichi, Japan and E28.3 million in 1998 related primarily to measures taken at two BASF Corporation sites in North America. These actions were necessary primarily because of excess production capacity and insufficient demand for certain products. Management of the Company determined that the future undiscounted cash flows associated with the production sites were insufficient to recover their carrying value. Such assets were written down to their fair values based upon discounted cash flows, using appropriate discount rates.

13. FINANCIAL ASSETS

                                                                                               PARTICIPATIONS
                                  SHARES IN    SHARES IN      SHARES IN      SECURITIES    AND SECURITIES HELD AS
                                  AFFILIATED   ASSOCIATED   PARTICIPATING     HELD AS           FIXED ASSETS
                                  COMPANIES    COMPANIES      INTERESTS     FIXED ASSETS         (SUBTOTAL)
                                  ----------   ----------   -------------   ------------   ----------------------
                                                                (EUROS IN MILLION)
ACQUISITION COSTS
Balance as of January 1, 2000...   E 910.8      E  151.0       E192.9          E31.2              E1,285.9
Change in scope of
  consolidation.................    (252.6)         (6.8)          --             --                (259.4)
Additions.......................     128.3       1,289.3         10.4            8.9               1,436.9
Disposals.......................       0.8          31.8           --            8.2                  40.8
Transfers, including exchange
  rate changes..................    (107.3)        725.7         17.4            7.4                 643.2
                                   -------      --------       ------          -----              --------
Balance as of December 31,
  2000..........................     678.4       2,127.4        220.7           39.3               3,065.8
                                   -------      --------       ------          -----              --------
ACCUMULATED DEPRECIATION
Balance as of January 1, 2000...      13.6          17.6         12.0            2.1                  45.3
Change in scope of
  consolidation.................      (1.2)         23.0           --             --                  21.8
Additions.......................       3.2            --          0.3            0.8                   4.3
Disposals.......................       0.5          16.7           --            1.2                  18.4
Write-backs.....................        --            --           --             --                    --
Transfers, including exchange
  rate changes..................       5.6         (22.9)       (10.9)            --                 (28.2)
                                   -------      --------       ------          -----              --------
Balance as of December 31,
  2000..........................      20.7           1.0          1.4            1.7                  24.8
                                   -------      --------       ------          -----              --------
NET BOOK VALUE AS OF
  DECEMBER 31, 2000.............   E 657.7      E2,126.4       E219.3          E37.6              E3,041.0
                                   -------      --------       ------          -----              --------

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                          LOANS TO
                                                         ASSOCIATED
                                                          COMPANIES
                                            LOANS TO         AND          OTHER LOANS     LOANS AND OTHER     TOTAL
                                           AFFILIATED   PARTICIPATING         AND           INVESTMENTS     FINANCIAL
                                           COMPANIES      INTERESTS       INVESTMENTS       (SUBTOTAL)       ASSETS
                                           ----------   -------------   ---------------   ---------------   ---------
                                                                       (EUROS IN MILLION)
ACQUISITION COSTS
Balance as of January 1, 2000............    E 22.7        E 85.2           E162.7            E270.6        E1,556.5
Change in scope of consolidation.........       0.8          49.9               --              50.7          (208.7)
Additions................................      14.8         228.6             25.9             269.3         1,706.2
Disposals................................      13.2          11.4             18.7              43.3            84.1
Transfers, including exchange rate
  changes................................        --          (2.5)             8.4               5.9           649.1
                                             ------        ------           ------            ------        --------
Balance as of December 31, 2000..........      25.1         349.8            178.3             553.2         3,619.0
                                             ------        ------           ------            ------        --------
ACCUMULATED DEPRECIATION
Balance as of January 1, 2000............       0.2            --              4.4               4.6            49.9
Change in scope of consolidation.........        --            --               --                --            21.8
Additions................................        --            --              0.8               0.8             5.1
Disposals................................        --            --              0.7               0.7            19.1
Write-backs..............................        --            --               --                --              --
Transfers, including exchange rate
  changes................................        --            --             (0.2)             (0.2)          (28.4)
                                             ------        ------           ------            ------        --------
Balance as of December 31, 2000..........       0.2            --              4.3               4.5            29.3
                                             ------        ------           ------            ------        --------
NET BOOK VALUE AS OF DECEMBER 31, 2000...    E 24.9        E349.8           E174.0            E548.7        E3,589.7
                                             ------        ------           ------            ------        --------

                                                                                                      PARTICIPATIONS
                                         SHARES IN    SHARES IN      SHARES IN      SECURITIES    AND SECURITIES HELD AS
                                         AFFILIATED   ASSOCIATED   PARTICIPATING     HELD AS           FIXED ASSETS
                                         COMPANIES    COMPANIES      INTERESTS     FIXED ASSETS         (SUBTOTAL)
                                         ----------   ----------   -------------   ------------   ----------------------
                                                                       (EUROS IN MILLION)
ACQUISITION COSTS
Balance as of January 1, 1999..........   E  796.8     E 197.1        E260.7          E41.7              E1,296.3
Change in scope of consolidation.......     (103.3)        2.1           1.7            0.5                 (99.0)
Additions..............................      252.4       191.9          47.8            3.4                 495.5
Disposals..............................       22.0        81.4         152.1            7.7                 263.2
Transfers, including exchange rate
  changes..............................      (13.1)     (158.7)         34.8           (6.7)               (143.7)
                                          --------     -------        ------          -----              --------
Balance as of December 31, 1999........      910.8       151.0         192.9           31.2               1,285.9
                                          --------     -------        ------          -----              --------
ACCUMULATED DEPRECIATION
Balance as of January 1, 1999..........       17.4        20.9          86.7            3.5                 128.5
Change in scope of consolidation.......       (2.3)         --            --             --                  (2.3)
Additions..............................        1.8         3.4          12.3            0.3                  17.8
Disposals..............................        3.8         6.7          85.8            1.8                  98.1
Write-backs............................         --          --            --             --                    --
Transfers, including exchange rate
  changes..............................        0.5          --          (1.2)           0.1                  (0.6)
                                          --------     -------        ------          -----              --------
Balance as of December 31, 1999........       13.6        17.6          12.0            2.1                  45.3
                                          --------     -------        ------          -----              --------
NET BOOK VALUE AS OF DECEMBER 31,
  1999.................................   E  897.2     E 133.4        E180.9          E29.1              E1,240.6
                                          --------     -------        ------          -----              --------

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                   LOANS TO
                                                  ASSOCIATED
                                      LOANS        COMPANIES
                                        TO            AND        OTHER LOANS   LOANS AND OTHER     TOTAL
                                    AFFILIATED   PARTICIPATING       AND         INVESTMENTS     FINANCIAL
                                    COMPANIES      INTERESTS     INVESTMENTS     (SUBTOTAL)       ASSETS
                                    ----------   -------------   -----------   ---------------   ---------
                                                              (EUROS IN MILLION)
ACQUISITION COSTS
Balance as of January 1, 1999.....    E435.4         E90.0         E137.3          E662.7        E1,959.0
Change in scope of
  consolidation...................        --         (28.5)           0.7           (27.8)         (126.8)
Additions.........................       3.5          24.3           23.1            50.9           546.4
Disposals.........................     415.9           1.2           19.9           437.0           700.2
Transfers, including exchange rate
  changes.........................      (0.3)          0.6           21.5            21.8          (121.9)
                                      ------         -----         ------          ------        --------
Balance as of December 31, 1999...      22.7          85.2          162.7           270.6         1,556.5
                                      ------         -----         ------          ------        --------
ACCUMULATED DEPRECIATION
Balance as of January 1, 1999.....       0.2           0.4            3.8             4.4           132.9
Change in scope of
  consolidation...................        --            --             --              --            (2.3)
Additions.........................        --            --            1.4             1.4            19.2
Disposals.........................        --            --            0.7             0.7            98.8
Write-backs.......................        --           0.4            0.1             0.5             0.5
Transfers, including exchange rate
  changes.........................        --            --             --              --            (0.6)
                                      ------         -----         ------          ------        --------
Balance as of December 31, 1999...       0.2            --            4.4             4.6            49.9
                                      ------         -----         ------          ------        --------
NET BOOK VALUE AS OF DECEMBER 31,
  1999............................    E 22.5         E85.2         E158.3          E266.0        E1,506.6
                                      ------         -----         ------          ------        --------

     In 2000, changes in scope of consolidation of "Shares in associated companies" were caused by the contribution of the polyolefine businesses of Elenac and Targor into the joint venture Basell N.V. and the contribution of BASF's textile dyes business into the joint venture DyStar GmbH & Co. KG, Frankfurt. Changes in scope of consolidation of "Shares in affiliated companies" relate to the consolidation of BASF Petronas Chemicals Sdn. Bhd. Additions to "Shares in affiliated companies" relate to BASF SONATRACH Propanchem S.A., Spain, and BASF Styrenics Holding Company including its subsidiary (formerly Pushpa Polymers Private Ltd., Mumbai, India), and "Shares in associated companies" comprise the cash contribution to Shell in connection with the establishment of the Basell N.V. polyolefins joint venture.

     In 1999, additions to "Shares in affiliated companies" related primarily to capital increases for construction projects at BASF's Verbund site in Kuantan, Malaysia. The Kuantan site is operated by BASF Petronas Chemicals Sdn. Bhd., a joint venture in which BASF holds a 60% ownership stake, and BASF Services (Malaysia), a company in which BASF holds a 100% ownership stake, which were consolidated as of January 1, 2000. Additions to "Shares in associated companies" included the acquisition of a 40% ownership stake in Svalof Weibull, a seed breeding company based in Svalof, Sweden.

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

OTHER FINANCIAL ASSETS

     The book and market values of available-for-sale securities held as fixed assets and shares in participating interests is summarized below:

AVAILABLE-FOR-SALE SECURITIES

     The book and market values of available-for-sale securities held as fixed assets and shares in participating interests is summarized below:

                                               2000                           1999
                                   ----------------------------   ----------------------------
                                    BOOK    MARKET   UNREALIZED    BOOK    MARKET   UNREALIZED
                                   VALUES   VALUES     GAINS      VALUES   VALUES     GAINS
                                   ------   ------   ----------   ------   ------   ----------
                                                       (EUROS IN MILLIONS)
Mutual funds.....................  E 22.5   E 22.5     E  --      E 24.1   E 24.4      E0.3
Other shareholdings and
  securities.....................   234.4    322.1      87.7       185.9    186.0       0.1
                                   ------   ------     -----      ------   ------      ----
TOTAL............................  E256.9   E344.6     E87.7      E210.0   E210.4      E0.4
                                   ------   ------     -----      ------   ------      ----

     The disposal of available-for-sale securities generated proceeds of E7.0 million in 2000 and E3.1 million in 1999 and a gain of E0.1 million in 2000 and a loss of E0.3 million in 1999.

14. INVENTORIES

                                                                  2000        1999
                                                                --------    --------
                                                                (EUROS IN MILLIONS)
Raw materials and factory supplies..........................    E1,196.0    E  943.4
Work-in-process, finished goods and merchandise.............     3,991.5     3,029.6
Construction in progress....................................         9.7        47.4
Advance payments............................................        14.4         7.3
                                                                --------    --------
TOTAL.......................................................    E5,211.6    E4,027.7
                                                                --------    --------

     "Work-in-process" and "Finished goods and merchandise" are combined into one item due to the production conditions in the chemical industry.

     The acquisition or production cost of raw materials, work in process, finished goods and merchandise is mainly determined by the last-in-first-out
(LIFO) method. Factory supplies are carried predominantly at average cost. Inventories of E3,225.9 million or 62% of total inventories in 2000 and E2,441.7 million or 61% of total inventories in 1999 are valued according to the LIFO method. The difference between the carrying value determined according to the LIFO method and higher average cost is E255.0 million in 2000 and E148.0 million in 1999.

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

15. RECEIVABLES AND OTHER ASSETS

                                                       2000                       1999
                                              -----------------------    -----------------------
                                                            THEREOF                    THEREOF
                                                          NON-CURRENT                NON-CURRENT
                                                          -----------                -----------
                                                             (EUROS IN MILLIONS)
Accounts receivable, trade..................  E6,067.6      E 24.7       E4,966.7      E 47.4
Receivables from affiliated companies.......     916.9         2.5          724.5         3.6
Receivables from associated companies and
  other participating interests.............     319.9          --          389.4          --
Other assets................................   1,822.3       159.1          967.8       123.8
                                              --------      ------       --------      ------
Miscellaneous receivables and other
  assets....................................   2,142.2       159.1        1,357.2       123.8
                                              --------      ------       --------      ------
TOTAL.......................................  E9,126.7      E186.3       E7,048.4      E174.8
                                              --------      ------       --------      ------

COMPOSITION OF OTHER ASSETS

                                                                  2000        1999
                                                                ---------    -------
                                                                (EUROS IN MILLIONS)
Tax refund claims...........................................    E  616.0     E282.2
Loans and interest receivables..............................       103.7       33.0
Deferrals from financial instruments........................       266.5        8.3
Receivables from commission sales...........................         3.5       53.9
Receivables from the sale of non-trade assets...............        90.1       47.4
Employee receivables........................................        44.2       32.4
Rent and deposits...........................................        41.4       71.7
Insurance claims............................................        25.3       10.9
Other.......................................................       631.6      428.0
                                                                --------     ------
TOTAL.......................................................    E1,822.3     E967.8
                                                                --------     ------

VALUATION ALLOWANCES FOR DOUBTFUL ACCOUNTS

                            BALANCE AS OF     AFFECTING INCOME     NOT AFFECTING INCOME   BALANCE AS OF
                             JANUARY 1,     --------------------   --------------------   DECEMBER 31,
                                2000        ADDITIONS   RELEASES   ADDITIONS   RELEASES       2000
                            -------------   ---------   --------   ---------   --------   -------------
2000                                                    (EUROS IN MILLIONS)
Accounts receivables,
  trade...................     E368.2        E108.3      E146.3     E 95.3      E 21.4       E404.1
Miscellaneous receivables
  and other assets........       74.1          27.6         6.1       12.9        26.9         81.6
                               ------        ------      ------     ------      ------       ------
TOTAL.....................     E442.3        E135.9      E152.4     E108.2      E 48.3       E485.7
                               ------        ------      ------     ------      ------       ------

                           BALANCE AS OF     AFFECTING INCOME     NOT AFFECTING INCOME   BALANCE AS OF
                            JANUARY 1,     --------------------   --------------------   DECEMBER 31,
                               1999        ADDITIONS   RELEASES   ADDITIONS   RELEASES       1999
                           -------------   ---------   --------   ---------   --------   -------------
1999                                                   (EUROS IN MILLIONS)
Accounts receivables,
  trade..................     E320.8        E 46.7      E  5.0     E 15.6      E  9.9       E368.2
Miscellaneous receivables
  and other assets.......       78.7           6.8         7.6        6.6        10.4         74.1
                              ------        ------      ------     ------      ------       ------
TOTAL....................     E399.5        E 53.5      E 12.6     E 22.2      E 20.3       E442.3
                              ------        ------      ------     ------      ------       ------

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                           BALANCE AS OF     AFFECTING INCOME     NOT AFFECTING INCOME   BALANCE AS OF
                            JANUARY 1,     --------------------   --------------------   DECEMBER 31,
                               1998        ADDITIONS   RELEASES   ADDITIONS   RELEASES       1998
                           -------------   ---------   --------   ---------   --------   -------------
1998                                                   (EUROS IN MILLIONS)
Accounts receivables,
  trade..................     E323.3        E 44.5      E 45.4     E  5.8      E  7.4       E320.8
Miscellaneous receivables
  and other assets.......       80.3          16.4         4.0        3.6        17.6         78.7
                              ------        ------      ------     ------      ------       ------
TOTAL....................     E403.6        E 60.9      E 49.4     E  9.4      E 25.0       E399.5
                              ------        ------      ------     ------      ------       ------

     Additions and releases not affecting income relate primarily to translation adjustments and write-offs of receivables previously provided for. Valuation allowances for trade accounts receivables take into consideration probable losses associated with the political and economic conditions in certain countries, especially with regard to the availability of foreign exchange for the remittance of the owed amounts.

16. MARKETABLE SECURITIES

     The securities book and market values are as follows:

                                           2000                              1999
                              ------------------------------    ------------------------------
                               BOOK     MARKET    UNREALIZED     BOOK     MARKET    UNREALIZED
                              VALUES    VALUES      GAINS       VALUES    VALUES      GAINS
                              ------    ------    ----------    ------    ------    ----------
                                                    (EUROS IN MILLIONS)
AVAILABLE-FOR-SALE
  SECURITIES
Fixed-term securities.......  E 14.3    E 14.3      E   --      E 74.9    E 74.9      E  --
Shares......................   317.2     567.0       249.8       388.2     402.9       14.7
Mutual funds................    22.0      25.4         3.4        38.4      43.2        4.8
Other securities............    10.6      11.7         1.1        15.9      15.9         --
                              ------    ------      ------      ------    ------      -----
TOTAL.......................  E364.1    E618.4      E254.3      E517.4    E536.9      E19.5
                              ------    ------      ------      ------    ------      -----

     The disposal of available-for-sale securities generated proceeds of E480.6 million in 2000, E744.2 million in 1999 and E1,041.7 million in 1998 and gains of E118.1 million in 2000, E27.7 million in 1999 and E57.3 million in 1998.

                                                                2000               1999
                                                           ---------------    ---------------
                                                           BOOK     MARKET    BOOK     MARKET
                                                           VALUE    VALUE     VALUE    VALUE
                                                           -----    ------    -----    ------
                                                                  (EUROS IN MILLIONS)
MATURITIES OF FIXED-TERM SECURITIES AS OF DECEMBER 31,
Less than 1 year.........................................  E 1.9    E 1.9     E62.6    E62.6
Between 1 and 5 years....................................   12.4     12.4      12.3     12.3
                                                           -----    -----     -----    -----
TOTAL....................................................  E14.3    E14.3     E74.9    E74.9
                                                           -----    -----     -----    -----

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

17. PREPAID EXPENSES

                                                               THEREOF                THEREOF
                                                     2000    NON CURRENT    1999    NON CURRENT
                                                    ------   -----------   ------   -----------
                                                                (EUROS IN MILLIONS)
Discounts.........................................  E  9.9     E  6.2      E  9.8      E 2.0
Miscellaneous.....................................   300.4      125.3       120.4       34.5
                                                    ------     ------      ------      -----
TOTAL.............................................  E310.3     E131.5      E130.2      E36.5
                                                    ------     ------      ------      -----

     "Discounts" which relate to the 3% U.S. Dollar Option Bond 1986/2001 and the 5.75% Euro Bond 2000/2005 of BASF Aktiengesellschaft are capitalized and amortized as interest expense over the term of the underlying obligations.

18. SUBSCRIBED AND ADDITIONAL PAID-IN CAPITAL

                                         CONDITIONAL CAPITAL         AUTHORIZED CAPITAL
                                       ------------------------   ------------------------
                                        2000     1999     1998     2000     1999     1998
                                       ------   ------   ------   ------   ------   ------
                                                       (EUROS IN MILLIONS)
JANUARY 1............................  E164.1   E138.7   E143.2   E500.0   E306.8   E306.8
Authorizations through the Annual
  Meeting on April 29, 1999, for the
  issuance of new shares under the
  BASF Stock Option Program (BOP)....             38.4
Suspension of old authorizations
  through the Annual Meeting on April
  29, 1999...........................                                      (306.8)
Authorization through the Annual
  Meeting on April 29, 1999, for the
  issuance of new shares against cash
  or contribution in kind............                                       500.0
Issuance of new shares from
  conditional capital through the
  exercise of warrants attached to
  the 1986/2001 3% U.S. Dollar Option
  Bond of BASF Finance Europe N.V....    (5.8)   (13.0)    (4.5)
                                       ------   ------   ------   ------   ------   ------
DECEMBER 31..........................  E158.3   E164.1   E138.7   E500.0   E500.0   E306.8
                                       ------   ------   ------   ------   ------   ------

SUBSCRIBED CAPITAL

     The Annual Meeting on April 29, 1999, approved an increase of E2.2 million in the subscribed capital through a transfer from capital surplus. (See Consolidated Statements of Stockholders' Equity for 1999). The objective of this increase was to keep the equivalent amount of subscribed capital per share as a two-digit cent figure of E2.56 after the conversion of the subscribed capital to euros from German marks.

SHARE REPURCHASE

     The Board of Executive Directors received approval at the Annual Meeting on May 19, 1998, to repurchase BASF's shares to a maximum amount of 10% of subscribed capital until October 1, 1999. If BASF shares are purchased on a stock exchange, the price paid for the shares may not be higher than the highest market price at the Frankfurt Stock Exchange on the buying day and it may

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

not be lower than 75% of that market price. In the case of a public purchase offer, the price offered by BASF may be a maximum of 25% higher than the highest market price on the third trading day prior to the publishing of the public purchase offer. The Board of Executive Directors is authorized to cancel repurchased shares without further shareholder approval. As a result, BASF repurchased between January 13 and February 19, 1999, a total of 7,896,200 shares, or 1.3% of the issued shares, at an average price of E32.37 per share and then canceled the repurchased shares as authorized. This resulted in reduction to subscribed capital of E20.2 million. Acquisition costs of E255.6 million were charged against retained earnings.

     At the Annual Meeting on April 29, 1999, the shareholders again authorized the Board of Executive Directors to repurchase BASF shares to a maximum of 10% of the then subscribed capital until October 1, 2000, at the same conditions as outlined in the 1998 authorization. Based on this authorization BASF bought between March 8 and April 11, 2000, a total of 6,215,000 shares, or 1% of total outstanding shares, at an average price of E48.37 per share. The shares have been cancelled.

     At the Annual Meeting in April 27, 2000, the shareholders again authorized the Board of Executive Directors to repurchase BASF shares to a maximum of 10% of the then subscribed capital until October 1, 2001, under the same conditions as outlined in the 1998 authorization. Additionally, the Board of Executive Directors was authorized to use repurchased shares for the issuance of shares under the Stock Option Program authorized by the Annual Meeting on April 29, 1999.

     Based on the authorization of April 27, 2000, BASF repurchased a total of 9,641,500 shares, or 1.6% of the issued shares, at an average price of E41.40 per share between June 19 and October 16, 2000. The repurchased shares were cancelled as authorized. During 2000, a total of 15,856,500 shares or 2.6% of issued shares have been acquired and cancelled. This resulted in reduction to subscribed capital of E40.6 million. Acquisition cost of E699.8 million were charged to retained earnings.

CONDITIONAL CAPITAL

     As of December 31, 2000, the share capital can be conditionally increased by up to E17.5 million compared with E23.3 million as of December 31, 1999, due to the exercising of warrants related to the 3% U.S. Dollar Bond 1986/2001. Less than E100,000 is related to the conversion rights of former shareholders of Wintershall AG as of December 31, 2000, and December 31, 1999.

     The Annual Meeting on May 9, 1996, authorized the Board of Executive Directors for an additional conditional increase in the subscribed capital of up to E102.4 million to fulfill the exercising of warrants related to option bonds which may be issued until April 1, 2001.

     In addition, the Annual Meeting on April 29, 1999, approved an increase in the conditional capital of up to E38.4 million to fulfill stock options granted to the members of the Board of Executive Directors and other senior executives of BASF and its subsidiaries.

AUTHORIZED CAPITAL

     At the Annual Meeting of April 29, 1999, shareholders authorized the Board of Executive Directors, with the approval of the Supervisory Board, to increase subscribed capital by issuing new shares in an amount of up to E500.0 million against cash or contribution in kind through May 1, 2004. The Board of Executive Directors is empowered to decide on the exclusion of shareholders' subscription rights for these new shares.

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

CAPITAL SURPLUS

     Capital surplus includes premiums from the issuance of shares, the fair value of warrants attached to option bonds and negative goodwill from the capital consolidation resulting from pre-1986 acquisitions of subsidiaries against issue of BASF shares at par value.

19. RETAINED EARNINGS

                                                         2000             1999             1998
                                                       --------         --------         --------
                                                        (EUROS IN MILLIONS, EXCLUDING PER SHARE
                                                                      INFORMATION)
Legal reserves................................         E  240.2         E  233.8         E  228.3
Other retained earnings and profit retained...          8,610.9          8,767.9          8,466.8
- Thereof proposed dividend...................          1,214.8            701.7            692.8
                                                       --------         --------         --------
TOTAL.........................................         E8,851.1         E9,001.7         E8,695.1
                                                       --------         --------         --------
Proposed dividend per share...................         E   2.00         E   1.13         E   1.12

     In 2000, the legal reserves rose by E7.1 million compared to an increase in 1999 of E4.9 million and in 1998 of E47.1 million due to transfers from other retained earnings and profit retained and in 2000 by E(0.7) million compared with E0.6 million in 1999 and E2.6 million in 1998 due to changes in the scope of consolidation.

20. MINORITY INTEREST

     Minority interests in stockholders' equity of consolidated subsidiaries is primarily attributable to the following companies:

                                                                              MINORITY INTEREST AMOUNT
                                                                            -----------------------------
COMPANY                           PARTNER                                    %      2000     %      1999
-------                           -------                                   ----   ------   ----   ------
Wingas GmbH, Kassel, Germany....  ZGG-Zarubezhgaz-Erdgas handel             35.0   E 87.2   35.0   E 80.2
                                  GmbH, Berlin, Germany
Hokuriku Seiyaku Co. Ltd.,
  Katsuyama-Shi, Fukui, Japan...  Publicly traded shares                    33.3    125.0   35.9    145.3
Yangzi-BASF Styrenics Co. Ltd.,
  Nanjing, China................  Yangzi Petrochem. Corp., Nanjing, China   40.0     62.3   40.0     48.8
Knoll Pharmaceuticals Ltd.,
  Mumbai, India.................  Publicly traded shares                    49.0     14.8   49.0     20.9
BASF India Ltd., Mumbai,
  India.........................  Publicly traded shares                    50.0     18.0   50.0     15.0
BASF Petronas Chemicals Sdn.
  Bhd., Jaya, Malaysia..........  Petronas (Petroliam Nasional Bhd.),       40.0    160.6     --       --
                                  Kuala Lumpur, Malaysia
Others..........................                                                     13.4            19.1
                                                                                   ------          ------
                                                                                   E481.3          E329.3
                                                                                   ------          ------

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

21. PROVISIONS FOR PENSIONS AND SIMILAR OBLIGATIONS

     Most employees are entitled to Company pension benefits resulting from defined contribution and defined benefit plans. The benefits granted vary according to the legal, fiscal and economic conditions of the countries where subsidiaries and affiliated companies are located. Pension obligations comprise pensions payable after retirement, in case of disability or for surviving dependents. Benefits generally depend on years of service and compensation during the final years of employment.

     The pension plans for BASF Aktiengesellschaft and most German subsidiaries include a funded plan, BASF Pensionskasse, which is financed by equal contributions of employees and the Company and the returns on its assets.

     As a legally independent fund, it is subject to Germany's Law on the Supervision of Private Insurance Companies. The fund grants pensions based on the accumulated contributions made by the employee.

     For German Group subsidiaries, additional Company pension commitments are financed primarily by pension provisions. In the case of non-German subsidiaries, pension entitlements are covered in some cases by pension provisions, but mainly by external life insurance or pension funds.

     Pension plans and their respective costs are predominantly determined using the "projected unit credit method" as defined by SFAS No. 87. The weighted average rates used for calculating the principal retirement plans are as follows:

                                                              2000    1999
                                                              ----    ----
Interest rate...............................................  6.4%    6.4%
Projected increase of wages and salaries....................  3.5     3.4
Projected pension increase..................................  1.4     1.4
Expected return on plan assets..............................  8.6     8.4

     The change in the projected benefit obligation is as follows:

                                                                  2000        1999
                                                                --------    --------
                                                                (EUROS IN MILLIONS)
Projected benefit obligation as of January 1................    E6,198.3    E5,942.6
Service cost................................................       155.4       136.6
Interest cost...............................................       390.2       354.7
Benefits paid...............................................      (394.9)     (353.2)
Participants' contributions.................................         3.7         6.6
Change in actuarial assumptions.............................       (75.4)     (175.4)
Settlements and other changes...............................       (91.7)      (86.7)
Currency exchange...........................................       100.2       373.1
                                                                --------    --------
Projected benefit obligation as of December 31..............    E6,285.8    E6,198.3
                                                                --------    --------

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The change in plan assets is as follows:

                                                                  2000        1999
                                                                --------    --------
                                                                (EUROS IN MILLIONS)
Plan assets as of January 1.................................    E2,834.5    E2,263.2
Actual return on plan assets................................        61.8       368.0
Employer contributions......................................        72.2        18.2
Participants' contributions.................................         3.7         6.6
Benefits paid...............................................      (179.0)     (150.0)
Currency exchange...........................................       115.0       342.6
Other changes...............................................      (177.2)      (14.1)
                                                                --------    --------
Plan assets as of December 31...............................     2,731.0     2,834.5
Prepaid pension assets of foreign plans.....................      (201.8)     (282.3)
                                                                --------    --------
Plan assets as of December 31 excluding prepaid pension
  assets....................................................    E2,529.2    E2,552.2
                                                                --------    --------

     The valuation of the pension fund assets of foreign pension funds under SFAS 87 showed the pre-financing shown above.

     The funded status, excluding prepaid pension assets, is as follows:

                                                                  2000        1999
                                                                --------    --------
                                                                (EUROS IN MILLIONS)
Projected benefit obligation as of December 31..............    E6,285.8    E6,198.3
Less pension fund assets as of December 31..................     2,529.2     2,552.2
                                                                --------    --------
Funded status...............................................     3,756.6     3,646.1
Unrecognized amounts........................................       132.9       204.7
                                                                --------    --------
Provisions for pensions.....................................     3,889.5     3,850.8
Provisions for similar obligations..........................       338.8       319.2
                                                                --------    --------
Provisions for pensions and similar obligations.............    E4,228.3    E4,170.0
                                                                --------    --------

     Similar obligations refer to commitments by BASF's North American Group companies to provide for the costs of medical and life insurance benefits for employees and eligible dependents after retirement. They are based upon an actuarial valuation, considering the future cost trend and a discount rate of 7.75%.

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The components of the net periodic pension cost are presented in the following table:

                                                               2000       1999       1998
                                                              -------    -------    -------
                                                                   (EUROS IN MILLIONS)
Service cost................................................  E 155.4    E 136.6    E 120.0
Interest cost...............................................    390.2      354.7      363.2
Expected return on plan assets..............................   (203.4)    (182.4)    (149.5)
Amortization of prior service cost..........................      9.2         --         --
Other amortization amounts..................................       --        0.1         --
Settlement gains............................................    (52.7)     (26.0)    (145.7)
                                                              -------    -------    -------
Expenses for defined benefit plans..........................    298.7      283.0      188.0
Expenses for defined contribution plans.....................     75.6       82.3       97.6
Expenses for health care benefits...........................     26.7       23.4       23.0
                                                              -------    -------    -------
Net periodic pension cost...................................  E 401.0    E 388.7    E 308.6
                                                              -------    -------    -------

22. OTHER PROVISIONS

                                                            THEREOF                 THEREOF
                                                  2000      CURRENT       1999      CURRENT
                                                --------    --------    --------    --------
                                                            (EUROS IN MILLIONS)
Oil and gas production........................  E  367.7    E     --    E  350.2    E     --
Environmental protection and remediation
  costs.......................................     269.0       133.3       260.0       130.7
Personnel costs...............................   1,297.2       856.0     1,135.2       711.0
Sales and purchase risks......................     788.4       776.0       533.7       526.8
Integration, shutdown and restructuring
  costs.......................................     285.0       250.5       180.9       145.1
Legal, damage claims and related
  commitments.................................     829.5       191.4       733.7       272.8
Maintenance and repair costs..................     120.3        81.6       125.5        61.1
Other.........................................     579.7       530.5       485.9       437.5
                                                --------    --------    --------    --------
                                                E4,536.8    E2,819.3    E3,805.1    E2,285.0
                                                --------    --------    --------    --------

     OIL AND GAS PRODUCTION: Accrued costs for filling of wells and the removal of production equipment, after the end of production are accumulated by installments during the expected production period.

     ENVIRONMENTAL PROTECTION AND REMEDIATION COSTS: Expected costs for rehabilitating contaminated sites, water protection, recultivating landfills and other current or future measures necessary to comply with currently existing legal requirements or currently existing agreements with supervisory authorities.

     PERSONNEL COSTS: The personnel cost provision includes long-time service bonuses and anniversary payments, vacation pay, variable compensation, social security contributions and other personnel related accruals. Most German BASF companies have various programs that entitle employees who are at least 55 years old to reduce their working hours to 50% for up to six years. Under this arrangement, employees generally work full time during the first half of the transition period and leave the company at the start of the second period. Employees receive a minimum 85% of their net salary throughout the transition period.

     SALES AND PURCHASE RISKS:  The sales and purchase risks provision includes
(i) for sales, discounts, rebates, contractual customer bonuses, product liability, warranties and compensation

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

claims of commercial agents, and (ii) for purchases, sundry accruals for purchases and provisions for losses on committed purchases/other obligations.

     INTEGRATION, SHUTDOWN AND RESTRUCTURING COSTS: Such provisions include severance payments to employees as well as specific site restructuring costs such as the costs for demolition, closure and similar measures.

     The movement in shutdown and restructuring provisions is as follows:

                                                                                          AMOUNT
                                      AMOUNT                                            ACCRUED AS
                                   ACCRUED AS OF                                            OF
                                    JANUARY 1,      AMOUNT PAID IN    OTHER CHANGES    DECEMBER 31,
                                       2000              2000             2000             2000
                                   -------------    --------------    -------------    ------------
                                                         (EUROS IN MILLIONS)
Severance........................     E111.3           E(144.7)          E226.7           E193.3
Plant closure and demolition.....       52.6             (14.5)            23.2             61.3
Other............................       17.0             (65.7)            79.1             30.4
                                      ------           -------           ------           ------
TOTAL............................     E180.9           E(224.9)          E329.0           E285.0
                                      ------           -------           ------           ------

                                                                                          AMOUNT
                                      AMOUNT                                            ACCRUED AS
                                   ACCRUED AS OF                                            OF
                                    JANUARY 1,      AMOUNT PAID IN    OTHER CHANGES    DECEMBER 31,
                                       1999              1999             1999             1999
                                   -------------    --------------    -------------    ------------
                                                         (EUROS IN MILLIONS)
Severance........................     E 98.0           E (42.9)          E 56.2           E111.3
Plant closure and demolition.....       47.7             (36.4)            41.3             52.6
Other............................       13.0              (4.6)             8.6             17.0
                                      ------           -------           ------           ------
TOTAL............................     E158.7           E (83.9)          E106.1           E180.9
                                      ------           -------           ------           ------

                                                                                          AMOUNT
                                      AMOUNT                                            ACCRUED AS
                                   ACCRUED AS OF                                            OF
                                    JANUARY 1,      AMOUNT PAID IN    OTHER CHANGES    DECEMBER 31,
                                       1998              1998             1998             1998
                                   -------------    --------------    -------------    ------------
                                                         (EUROS IN MILLIONS)
Severance........................     E100.6           E (30.1)          E 27.5           E 98.0
Plant closure and demolition.....       63.6             (31.7)            15.8             47.7
Other............................       41.9             (39.1)            10.2             13.0
                                      ------           -------           ------           ------
TOTAL............................     E206.1           E(100.9)          E 53.5           E158.7
                                      ------           -------           ------           ------

     In 2000, BASF integrated the crop protection business acquired from American Home Products Corporation, which involved severance costs for employees of the acquired business as well as BASF employees. Provisions for the closure of the site in Nottingham, United Kingdom, and the "Program 20" for workforce reduction were made in the Pharmaceuticals segment. Provision of E403.7 million were accrued for these measures, thereof E243 million without a charge to profits for severance cost of the employees of the acquired crop protection business of American Home Product Corporation.

     In 1999, BASF approved plans to close the multi-division site in Medellin, Colombia, the Colorants and Finishing Products site in Ellesmere Port, United Kingdom, the Pharmaceuticals

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

production site in Beeston, United Kingdom, and the Fertilizers site in Ostend, Belgium. These plans represent primarily severance costs for employees associated with these sites as well as demolition costs and the cost of fulfilling contractual obligations after the sites have been closed. Pretax charges of E123.9 million were recorded for these measures, which are expected to be substantially completed in the year 2000.

     In 1998, a U.S. subsidiary approved restructuring programs that would result in the consolidation and realignment of certain manufacturing processes with its North American paper dyes and solvent borne base coats and clear-coat businesses. The anticipated closure and realignment plans include the recognition of pre-tax charge of E25.6 million including demolition costs as well as severance and outplacement costs for employees associated with the two affected sites. The majority of costs related to such programs were expected to be incurred in 1999; however due to construction delays on the replacement plants, only E6.4 million was expended in 1999.

     LEGAL, DAMAGE CLAIMS AND RELATED COMMITMENTS: Provisions are recorded for the expected cost of outstanding litigation and claims of third parties, including regulatory authorities. The significant proceedings are described in
Note 24.

     MAINTENANCE AND REPAIR COSTS: Provision for maintenance and repair costs covers omitted maintenance procedures as of the end of the year, expected to be incurred within the first three months of the following year and certain provisions for the overhauling of large-scale plants within prescribed intervals.

     OTHER: Other provisions relate in particular to amounts not yet invoiced from suppliers for products and services received.

23. LIABILITIES

FINANCIAL LIABILITIES

                                                                2000        1999
                                                              --------    --------
                                                              (EUROS IN MILLIONS)
5.75% Euro Bond 2000/2005 of BASF Aktiengesellschaft........  E1,250.0    E     --
3% U.S. Dollar Option Bond 1986/2001 of BASF Finance Europe
  N.V.......................................................     247.8       229.2
Other bonds.................................................     277.4       221.6
Commercial paper............................................   4,455.3        65.9
                                                              --------    --------
Bonds and other liabilities to the capital market...........   6,230.5       516.7
Liabilities to credit institutions..........................   1,661.4       777.7
                                                              --------    --------
Financial liabilities.......................................  E7,891.9    E1,294.4
                                                              --------    --------

     Financial liabilities are denominated predominantly in the following currencies and average interest rates for short-term liabilities:

                                                      2000        1999      2000     1999
                                                    --------    --------    -----    -----
U.S. dollar.......................................  E4,906.4    E  716.6     7.2%     6.9%
Euros.............................................   2,000.9       121.0     4.6%     3.3%
Chinese renminbi..................................     223.5       183.9     5.7%     6.1%
Other.............................................     761.1       272.9    11.6%     7.5%
                                                    --------    --------    -----    -----
TOTAL.............................................  E7,891.9    E1,294.4    ffl8.0%  ffl6.4%
                                                    --------    --------    -----    -----

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Financial liabilities have the following maturities as of December 31, 2000:

                                                                (EUROS IN MILLIONS)
2001........................................................         E6,080.0
2002........................................................            135.8
2003........................................................             59.1
2004........................................................             27.8
2005........................................................          1,290.9
Thereafter..................................................            298.3
                                                                     --------
TOTAL.......................................................         E7,891.9
                                                                     --------

     The 5.75% Euro Bond 2000/2005 of BASF Aktiengesellschaft was issued in July 2000. The Bond is listed on the Frankfurt Stock Exchange and the Stuttgart Stock Exchange.

     The 3% U.S. Dollar Option Bond 1986/2001 of BASF Finance Europe N.V. consists of 235,000 bonds of U.S. $1,000, such bonds are listed on the Luxembourg Stock Exchange and mature on April 9, 2001. Each bond allows for 10 BASF shares to be issued upon the exercise of one warrant against payment of the exercise price of E157.48. This subscription right may be exercised at April 9, 2001.

     Other bonds include demand reserve and pollution control bonds issued by BASF Corporation, due between 2002 and 2035 and bearing interest rates at rates of between 4.30% and 6.75%.

     Liabilities to credit institutions relate to a large number of different credit institutions in various countries. Liabilities to credit institutions denominated in Chinese renminbi result from the local financing of Chinese joint ventures.

     At the end of 2000, the Company had committed and unused credit lines of E2,700 million with variable interest rates. In addition, the Company had E235 million uncommitted credit lines.

MISCELLANEOUS LIABILITIES AND DEFERRED INCOME

                                                                 THEREOF               THEREOF
                                                        2000     CURRENT      1999     CURRENT
                                                      --------   --------   --------   --------
                                                                 (EUROS IN MILLIONS)
Advances received on account of orders..............  E   48.5   E   41.1   E   91.8   E   81.1
Liabilities on bills................................      59.7       59.7       41.6       31.3
Liabilities to companies in which participations are
  held..............................................     330.2      329.8      170.3      170.2
Tax liabilities.....................................     451.3      450.1      621.6      619.9
Liabilities relating to social security.............     157.3      157.3      103.6      103.2
Non-trade liabilities to joint venture partners.....     481.6       27.4      662.8         --
Other miscellaneous liabilities.....................   1,661.5    1,399.0    1,525.7    1,424.4
                                                      --------   --------   --------   --------
Total miscellaneous liabilities.....................   3,190.1    2,464.4    3,217.4    2,430.1
Deferred income.....................................     397.0      177.5      190.3       66.4
                                                      --------   --------   --------   --------
Total miscellaneous liabilities and deferred
  income............................................  E3,587.1   E2,641.9   E3,407.7   E2,496.5
                                                      --------   --------   --------   --------

     Liabilities to companies in which participations are held include liabilities to joint ventures accounted for using the proportional consolidation method of E143.4 million as of December 31, 2000 and of E136.3 million as of December 31, 1999 and liabilities relating to associated companies accounted for under the equity or costs method of E186.8 million as of December 31, 2000 and of E34.0 million as of December 31, 1999.

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Generally, non-trade liabilities to companies in which participations are held bear interest at market rates plus a mark-up of less than 1%.

     Non-trade liabilities to joint venture partners are related to the financing of fixed asset projects. In 2000, liabilities of E453.8 million carry interest at rates of between 5.99% to 6.98%. E362.7 million of them mature after more than five years.

     In 1999 other miscellaneous liabilities included payables of E510 million in sanctions and settlements related to the vitamin antitrust proceedings and E244 million associated with fair value accounting for foreign currency derivatives, which increased to E309 million in 2000.

SECURED LIABILITIES

                                                                 2000         1999
                                                                -------      -------
                                                                (EUROS IN MILLIONS)
Liabilities to credit institutions..........................     E31.4        E22.7
Miscellaneous liabilities...................................       1.9         17.4
                                                                 -----        -----
                                                                 E33.3        E40.1
                                                                 -----        -----

     The above liabilities are collateralized by mortgages, land charges or securities. In addition, negative declarations were made with regard to adherence to certain balance sheet ratios.

CONTINGENT LIABILITIES

     Contingent liabilities, as listed below, have not been accrued as the risk of loss is not considered probable.

                                                                  2000        1999
                                                                --------    --------
                                                                (EUROS IN MILLIONS)
Bills of exchange...........................................     E 93.2      E120.1
- Thereof to affiliated companies...........................        2.7         3.2
Guarantees..................................................      285.5       245.5
Warranties..................................................       48.6        62.5
Granting collateral on behalf of third-parties..............        8.7         4.7
                                                                 ------      ------
                                                                 E436.0      E432.8
                                                                 ------      ------

OTHER FINANCIAL OBLIGATIONS

                                                                  2000        1999
                                                                --------    --------
                                                                (EUROS IN MILLIONS)
Remaining cost of construction in progress..................    E3,966.3    E3,104.0
- Thereof purchase commitment...............................       512.6     1,098.1
Commitments from long-term rental and leasing contracts.....     1,173.0       653.8
Repurchase commitments......................................       781.9       572.5
Payment and loan commitments................................       635.7         0.6
                                                                --------    --------
TOTAL.......................................................    E6,556.9    E4,330.9
                                                                --------    --------

     Repurchase commitments are related to accounts receivables and securities.

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     BASF has payment commitments for equity contributions and loans to BASF-YPC Company Ltd., which is not consolidated. BASF-YPC Company Ltd. is building the Verbund site in Nanjing, China, together with BASF's partner SINOPEC.

     Obligations from rental and lease contracts are due as follows:

                                                                (EUROS IN MILLIONS)
2001........................................................         E  181.1
2002........................................................            144.7
2003........................................................            128.1
2004........................................................            100.2
2005........................................................             82.5
2006 and thereafter.........................................            536.4
                                                                     --------
TOTAL.......................................................         E1,173.0
                                                                     --------

PURCHASE COMMITMENTS FOR RAW MATERIALS AND NATURAL GAS FROM LONG-TERM CONTRACTS

     The Company has entered into long-term purchase contracts for natural gas, the vast majority of which are coupled with long-term supply contracts to customers. In addition, the Company purchases raw materials globally, both on the basis of long-term contracts and in spot markets. In general, such commitments are at prices that are regularly adjusted to market conditions. The fixed and determinable portions of long-term purchase contracts with a remaining term of more than one year as of December 31, 2000, are as follows:

                                                                (EUROS IN MILLIONS)
2001........................................................          E 7,241
2002........................................................            3,985
2003........................................................            2,861
2004........................................................            2,158
2005........................................................            1,879
2006 and thereafter.........................................           10,558
                                                                      -------
TOTAL.......................................................          E28,682
                                                                      -------

24. LITIGATION AND CLAIMS

     In the context of its ordinary business operations, BASF is a defendant in class action lawsuits brought before United States federal courts and individual actions before labor courts and civil courts or comparable institutions in Germany and abroad. Significant proceedings are discussed below.

ANTITRUST CLAIMS RELATING TO VITAMINS

     In 1999, BASF Aktiengesellschaft entered into agreements with the United States Department of Justice and the Canadian Competition Bureau by which BASF Aktiengesellschaft agreed to plead guilty to certain violations of antitrust laws relating to the sale of vitamin products in the United States and in Canada. The relevant courts accepted the guilty pleas and the recommended fines of $225 million and C$19 million, respectively.

     On October 20, 2000, BASF Australia Ltd. entered into a settlement agreement with the antitrust agency in Australia by which BASF Australia Ltd. admitted certain violations of Australian antitrust laws and agreed to pay a penalty of AUD 7.5 million. Court approval of the settlement is still

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

pending. Government investigations against BASF or the respective local subsidiaries of BASF continue in the EU, Japan, Mexico and Brazil.

     BASF has agreed to settle the class action lawsuits with plaintiffs that purchased products directly from vitamin manufacturers. Terms of the settlement agreement call for seven vitamin manufacturers to contribute $1.17 billion. The Company's share of this settlement is $287 million. The United States district court for the District of Columbia granted final approval of the proposed settlement on March 28, 2000. Because plaintiffs representing approximately 80% of relevant BASF sales have elected to opt out of the proposed settlement, BASF Aktiengesellschaft's share has been reduced to $62 million. Individual settlements at class action settlement conditions have been reached for $46.8 million with customers representing approximately 20% of the relevant BASF sales.

     State court actions on behalf of indirect purchasers are proceeding separately in approximately 28 states. BASF has agreed to settle state class action law suits in 24 states. Terms of the settlement agreements call for six vitamin manufacturers to contribute up to $396 million, subject to approval of the settlements in various state courts. If the settlements are approved, BASF Aktiengesellschaft will be obligated to pay up to $97 million of the total amount.

     In addition, beginning in June and July of 1999, civil lawsuits relating to antitrust issues were initiated in Canada and Australia. The company has established provision for the costs that they can currently anticipate. BASF cannot exclude the possibility of additional charges, but does not believe, that this will have a substantial impact on the profitability of the company.

SYNTHROID(R)-RELATED CLAIMS

     On October 30, 1997, Knoll Pharmaceutical Company (Knoll), a subsidiary of BASF Corporation, announced that a United States district court in Chicago gave preliminary approval of a proposed settlement of a series of class action lawsuits involving its thyroid medication Synthroid(R). The lawsuits challenged Knoll's delaying publication of a study conducted by Dong et al. that compared Synthroid(R) to certain branded and generic products. The study concluded that Synthroid(R) and some competing products are bioequivalent. Although Knoll believes the study was flawed and the conclusion incorrect, Knoll agreed to the proposed settlement to avoid burdensome and expensive litigation.

     Under the terms of the proposed settlement, consumers who bought Synthroid(R) between January 1, 1990 and October 30, 1997 would have been eligible to receive a pro rata share of a settlement fund consisting of $98 million in cash. If as many as five million claimants had participated, eligible claimants would have received payment in the amount of $19.60, less a proportionate share of court awarded attorneys' fees and related costs. If the number of eligible claimants had exceeded five million, Knoll would have contributed additional payments to the settlement fund until the fund reached a maximum of $135 million.

     For various reasons, including the unclear position of third party payors, final approval of the proposed settlement was not granted. Knoll subsequently negotiated a new proposed settlement with consumers and third-party payors providing for a payment of $25.5 million in addition to the $98 million paid into escrow in late 1997 (plus the accrued interest thereon). The United States District Court of Chicago granted preliminary approval of the new proposed settlement on October 8, 1999. Based on a fairness hearing on April 27, 2000, final approval was granted on August 4, 2000. A number of appeals have been filed in the United States Court of Appeals for the Seventh Circuit by objectors appealing the denial of their motions to intervene and by lead counsel for the customer

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

class and lead counsel for the third party payor class appealing the award of attorneys' fees and costs. The appeals have been consolidated and are pending.

     In 1999, additional payments were made in a new settlement with a coalition of the state attorneys generals in the United States. In addition, a provision was made to pay for a settlement with the Institute for Advancement of Community Pharmacy (IACP).

25. STOCK-BASED COMPENSATION

     BASF STOCK OPTION PROGRAM: The Annual Meeting of April 29, 1999, approved the BASF stock option program (BOP) for senior executives of the Company worldwide and also approved an increase in conditional capital to provide shares to fulfill the execution of eligible option rights. The Annual Meeting of April 27, 2000, was informed by the Board of Executive Directors that the BOP will be continued without any changes. Approximately 1,200 senior executives, including the Board of Executive Directors, are authorized to participate in this program.

     To participate in the BOP program, each participant must make an individual investment in BASF shares in the amount of 10% to 30% of their individual variable compensation. The invested amount is used to purchase BASF shares at the market price of the first business day after the Annual Meeting, which was E41.60 on April 30, 1999, for the BOP 1999 and E47.80 on April 28, 2000, for the BOP 2000. For each BASF share purchased, a participant receives four options, each of which entitles a holder to purchase a maximum of two BASF shares (Share A and Share B) at a price lower than the market price if, on the exercise date of the option, the performance targets described below have been met.

     Options to purchase Share A may be exercised if the market price of BASF shares exceeds 30% of the market price at the grant date of the options. The exercise price of Share A will be the market price at the exercise date less the share price increase since granting the option (this reduction is limited to 100% of the grant price). Options to purchase Share B may be exercised if the cumulative percentage performance of BASF shares exceeds the percentage performance of the Dow Jones EURO STOXX(SM). The exercise price of Share B will be the market price at the exercise date of the option minus twice the percentage outperformance of BASF shares compared to the EURO STOXX(SM) index.

     Each option right may only be exercised if the performance targets are achieved and may only be exercised once, meaning that if only one performance target is met and that option is exercised, the other option right expires. The maximum gain for a participant from the BOP program is limited to 10 times the original individual investment.

     The options granted under the BOP 2000 program (BOP 1999 program) may be exercised between the day after the Annual Meeting in 2003 (2002) and the 15th day after the Annual Meeting in 2006 (2005) except in the four-week periods prior to the announcement of BASF's quarterly and annual financial results and the six-week periods prior to the Annual Meeting. The options granted are not transferable and lapse if the participants sell the shares from their investment or leave BASF.

     As of April 30, 1999, a total of 1,178,440 option rights were granted under the BOP 1999 program, enabling senior executives to buy up to 2,356,880 shares, conditional on the performance targets being achieved. As of December 31, 2000, a total of 31,625 option rights were forfeited because the holders no longer worked for BASF or had sold some of their shares. Overall, a total of 1,146,815 option rights granted under the BOP 1999 program still exist.

     On April 30, 1999, the fair value of the options granted at this date was E25.04 per option. The fair value of the option was determined by using a risk-free interest rate of 3.59%, a BASF dividend

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

yield of 3.11%, a volatility factor for BASF shares of 30%, a volatility of 20% for the EURO STOXX(SM) and a correlation between the BASF share price and EURO STOXX(SM) Total Return Index of 60%. The exercise period for the options is assumed to be continuous during the three years the options are exercisable.

     As of April 28, 2000, a total of 917,016 option rights were granted under the BOP 2000 program, enabling senior executives to buy up to 1,834,032 shares, conditional on the performance targets being achieved. As of December 31, 2000, overall a total of 910,188 option rights granted under the BOP 2000 program still exist.

     On April 28, 2000, the fair value of the options granted at this date was E29.59 per option. The fair value of the option was determined by using a risk-free interest rate of 5.39%, a BASF dividend yield of 2.59%, a volatility factor for BASF shares of 30%, a volatility of 20% for the EURO STOXX(SM) and a correlation between the BASF share price and EURO STOXX(SM) Total Return Index of 60%. The exercise period for the options is assumed to be continuous during the three years the options are exercisable.

     Total compensation cost of E27.1 million for the BOP 2000 program and E29.5 million for the BOP 1999 program is determined by valuing the number of outstanding options with the fair value of the options at the grant date. This total compensation cost will be recognized by a charge to income over the three-year period in which the related employees' services are rendered. Compensation cost of E15.9 million was recorded in 2000, and E6.5 million in 1999.

     BASF "PLUS" INCENTIVE SHARE PROGRAM: In 1999, BASF started an incentive share program called "plus" for all eligible employees except the senior executives entitled to participate in the BOP.

     Employees of BASF companies in Germany, Switzerland and Poland are currently authorized to participate in "plus", and further subsidiaries are planning to join the program in 2001.

     Each participant must make an individual investment in BASF shares from their variable compensation. For each 10 BASF shares purchased in the program, a participant receives one BASF share at no cost after one, three, five, seven and 10 years of holding the BASF shares. The right to receive free BASF shares expires if a participant sells their individual investment in BASF shares, if the participant stops working for the Company or one year after the participant retires.

     On April 30, 1999, employees of BASF companies bought 223,980 BASF shares with the right to receive free shares. As of December 31, 2000, a total of 18,876 of these shares holding the right to receive free shares had been sold, so the total amount of shares qualifying under the "plus" program is 205,104. On April 28, 2000, employees of BASF companies bought 544,730 shares with the right to receive free shares, of which 540,700 were still held by the employees as of December 31, 2000. The Company provides for the value of the free shares over the period until the shares are to be issued based on the year-end price of BASF shares. Compensation cost of E2.7 million was recorded in 2000 and E1.1 million in 1999.

26. FINANCIAL INSTRUMENTS AND DERIVATIVE FINANCIAL INSTRUMENTS

     DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: The Company is exposed to foreign currency, interest rate and commodity risks during the normal course of business. In cases where the Company intends to hedge against these risks, financial derivatives are used, including forward exchange contracts, currency options, interest rate/currency swaps or combined instruments. In addition, derivative instruments are used to replace transactions in original financial instruments, such as shares or fixed-interest securities. Exclusive use is made of commonly used instruments with sufficient market liquidity. Derivative financial instruments are only used if they have a

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

corresponding underlying position or planned transaction arising from the operating business, cash investments and financing. The leverage effect that can be achieved with derivatives is deliberately not used. The derivative instruments held by the Company are solely held for purposes other than trading.

     Where financial derivatives have a positive market value, the Company is exposed to credit risks in the event of non-performance of their counterparts. The credit risk is minimized by exclusively trading contracts with major creditworthy financial institutions.

     To ensure efficient risk management, market risks are centralized at BASF Aktiengesellschaft and other subsidiaries designated for this purpose. The Company has developed and implemented internal guidelines based on the principles of separation of functions for completion and execution of derivative instruments.

     The risks arising from changes in exchange rates and interest rates as a result of the underlying transactions and the derivative transactions concluded to secure them are monitored constantly. The same is effective for the derivative instruments, which are used to replace transactions in original financial instruments. For this purpose, market quotations or computer or mathematical models are used to determine the current market values not only of the underlying transactions but also of the derivative transactions and these are compared with each other.

     FOREIGN EXCHANGE AND INTEREST RATE RISK MANAGEMENT: Foreign currency derivatives are primarily aimed at hedging the exchange rate risk against U.S. dollar, the Canadian dollar, the Australian dollar, the British pound, the Swiss franc, the Japanese yen and the Singapore dollar.

     Interest derivatives or combined interest/currency derivatives were concluded to hedge loans extended to group companies. As far as other derivatives are concerned, index swaps were used to create synthetic share investments with a guarantee of the capital invested.

     FAIR VALUE OF FINANCIAL INSTRUMENTS: The fair value of a financial instrument is the price at which the instrument could be exchanged between willing parties. Fair value amounts are estimated by the Company management based on available market information and appropriate valuation techniques. These estimates do not necessarily reflect the amount that could be realized or would be paid in the current market.

     Book and estimated fair values of financial instruments, for which it is practicable to estimate the fair value, were as follows:

                                                         DEC. 31, 2000             DEC. 31, 1999
                                                    -----------------------   -----------------------
                                                    BOOK VALUE   FAIR VALUE   BOOK VALUE   FAIR VALUE
                                                    ----------   ----------   ----------   ----------
                                                                   (EUROS IN MILLIONS)
ASSETS:
  Financial assets (details see Note 13)..........   E3,589.7     E3,677.4     E1,506.6     E1,507.0
  Accounts receivable and other assets............    9,126.7      9,133.3      7,048.4      7,080.2
  Marketable securities (details see Note 16).....      364.1        618.4        517.4        536.9
  Cash and cash equivalents.......................      505.5        505.5        990.2        990.2
LIABILITIES:
  Financial liabilities...........................   E7,891.9     E7,918.1     E1,294.4     E1,283.7
  Accounts payable and other liabilities..........    6,430.0      6,429.3      5,741.4      5,739.9

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     ACCOUNTS RECEIVABLE AND OTHER ASSETS, ACCOUNTS PAYABLE AND OTHER
LIABILITIES: For accounts receivable and other assets, accounts payable and other liabilities the book value approximates the fair value. For non-current amounts, the difference between book value and fair value represents primarily unrecognized gains from foreign currency balances.

     The fair value of financial assets and marketable securities represents market values from securities exchanges at the balance sheet date. The market value of financial liabilities represents a valuation of bonds at inter bank rates.

BREAKDOWN OF DERIVATIVE FINANCIAL INSTRUMENTS:

                                                    NOMINAL AMOUNTS           FAIR VALUE
                                                     DECEMBER 31,            DECEMBER 31,
                                                 ---------------------    ------------------
                                                   2000         1999       2000       1999
                                                 ---------    --------    -------    -------
                                                             (EUROS IN MILLIONS)
Forward exchange contracts.....................  E10,630.0    E2,416.0    E (17.8)   E (71.1)
Currency options...............................    4,220.9       193.4       66.1       (2.5)
                                                 ---------    --------    -------    -------
FOREIGN CURRENCY DERIVATIVES...................   14,850.9     2,609.4       48.3      (73.6)
                                                 ---------    --------    -------    -------
Interest rate swaps............................       36.0       147.7        0.1        2.0
Interest rate/cross currency swaps.............    2,977.2     1,409.0     (367.9)    (227.9)
                                                 ---------    --------    -------    -------
INTEREST RATE DERIVATIVES......................    3,013.2     1,556.7     (367.8)    (225.9)
                                                 ---------    --------    -------    -------
OTHER DERIVATIVES..............................       25.6        62.6       10.1       24.9

     The nominal values are the totals of the purchases and sales of the particular derivatives on a gross basis. The fair market values correspond to the difference between the cost and resale value, which is determined from market quotations or by the use of option pricing models or, in the case of unlisted contracts, the termination amount in the event of premature cancellation. Offsetting changes in the valuation of the underlying transactions are not taken into account.

     The use of foreign currency derivatives increased related to Commercial Paper issued in foreign currency to finance the acquisition of the crop protection business from American Home Products Corp. Furthermore, contracts were closed related to the foreign exchange exposure arising from the expected sale proceeds of BASF's pharmaceuticals business in U.S. dollars. The total volume of interest rate and cross currency swaps increased due to increased internal financing of group companies in foreign currencies because of the acquisition of the crop protection business from American Home Products Corp.

SUPPLEMENTARY INFORMATION CONCERNING OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)

OIL AND GAS PRODUCING ACTIVITIES

     "Additional Petroleum Data" disclosures are presented in accordance with the provisions of SFAS No. 69, "Disclosure of Oil and Gas Producing Activities." Accordingly, volumes of reserves and production exclude royalty interests of third parties, and royalty payments are shown as reductions in revenues.

RESULTS OF OPERATIONS FROM OIL AND GAS PRODUCING ACTIVITIES

     Results of operations from oil and gas producing activities represent only those revenues and expenses directly associated with Wintershall's oil and gas production. These amounts do not include any allocation of interest expenses or corporate overheads and are therefore not necessarily indicative of contributions to consolidated net earnings of the Company. Estimated income taxes were computed by applying the statutory income tax rates to the pretax income from producing activities.

                                                    NORTH AFRICA/                 REST OF
1998                                     GERMANY     MIDDLE EAST     ARGENTINA     WORLD     TOTAL
----                                     -------    -------------    ---------    -------    -----
                                                            (EUROS IN MILLIONS)
RESULTS OF OPERATIONS
 - Sales to consolidated companies...     E 32          E --           E --        E  2      E 34
 - Sales to third parties............      123           516             --          59       698
 - Other sales.......................       --            --             --           1         1
 - Royalties.........................       14           188             --           2       204
                                          ----          ----           ----        ----      ----
Total sales..........................      141           328             --          60       529
                                          ----          ----           ----        ----      ----
Production costs.....................       60           117             --          23       200
Exploration expenses.................        2            18             --          10        30
Depreciation, depletion, amortization
  and valuation......................       31            61             --          21       113
Others...............................       --            --             --           1         1
                                          ----          ----           ----        ----      ----
Total costs..........................       93           196             --          55       344
                                          ----          ----           ----        ----      ----
Result before taxes..................       48           132             --           5       185
Income taxes.........................       27           110             --           5       142
                                          ----          ----           ----        ----      ----
Result after taxes...................     E 21          E 22           E --        E --      E 43
                                          ----          ----           ----        ----      ----

                                                      NORTH AFRICA/               REST OF
1999                                        GERMANY    MIDDLE EAST    ARGENTINA    WORLD    TOTAL
----                                        -------   -------------   ---------   -------   ------
                                                             (EUROS IN MILLIONS)
RESULTS OF OPERATIONS
 - Sales to consolidated companies........   E 40         E --          E --       E  2     E   42
 - Sales to third parties.................    117          726           169         48      1,060
 - Other sales............................     --           --            --         --         --
 - Royalties..............................      9          183            19          3        214
                                             ----         ----          ----       ----     ------
Total sales...............................    148          543           150         47        888
                                             ----         ----          ----       ----     ------
 - Production costs.......................     40          110            38         22        210
 - Exploration expenses...................      9           12            11          8         40
 - Depreciation, depletion, amortization
   and valuation..........................     43           55            28         20        146
 - Others.................................     --           --             4         (1)         3
                                             ----         ----          ----       ----     ------
Total costs...............................     92          177            81         49        399
                                             ----         ----          ----       ----     ------
Result before taxes.......................     56          366            69         (2)       489
 - Income taxes...........................     31          304            15         (2)       348
                                             ----         ----          ----       ----     ------
Result after taxes........................   E 25         E 62          E 54       E --     E  141
                                             ----         ----          ----       ----     ------

                                                      NORTH AFRICA/               REST OF
2000                                        GERMANY    MIDDLE EAST    ARGENTINA    WORLD    TOTAL
----                                        -------   -------------   ---------   -------   ------
                                                             (EUROS IN MILLIONS)
RESULTS OF OPERATIONS
 - Sales to consolidated companies........   E  8        E   --         E --       E --     E    8
 - Sales to third parties.................    325         1,306          278         35      1,944
 - Royalties..............................     26           220           29          1        276
                                             ----        ------         ----       ----     ------
Total sales...............................    307         1,086          249         34      1,676
                                             ----        ------         ----       ----     ------
 - Production costs.......................     64           127           73         13        277
 - Exploration expenses...................     11            18            5          4         38
 - Depreciation, depletion, amortization
   and valuation..........................     50            55           26          5        136
 - Others.................................     --            --           --         --         --
                                             ----        ------         ----       ----     ------
Total costs...............................    125           200          104         22        451
                                             ----        ------         ----       ----     ------
Result before taxes.......................    182           886          145         12      1,225
 - Income taxes...........................    102           783           26          6        917
                                             ----        ------         ----       ----     ------
Result after taxes........................   E 80        E  103         E119       E  6     E  308
                                             ----        ------         ----       ----     ------

COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT ACTIVITIES

     Costs incurred represent amounts capitalized or charged against income as incurred in connection with oil and gas property acquisition, exploration and development activities. Exploration and development costs include applicable depreciation of support equipment and sites used in such activities.

                                                    NORTH AFRICA/                 REST OF
1998                                     GERMANY     MIDDLE EAST     ARGENTINA     WORLD     TOTAL
----                                     -------    -------------    ---------    -------    -----
                                                            (EUROS IN MILLIONS)
COSTS INCURRED
Property acquisitions:
 - Proved............................     E --          E --           E --        E  1      E  1
 - Unproved..........................       --            --             --           3         3
Exploration..........................       16            39             --          14        69
Development..........................       26            42             --          11        79
                                          ----          ----           ----        ----      ----
Total Costs..........................     E 42          E 81           E --        E 29      E152
                                          ----          ----           ----        ----      ----

                                                    NORTH AFRICA/                 REST OF
1999                                     GERMANY     MIDDLE EAST     ARGENTINA     WORLD     TOTAL
----                                     -------    -------------    ---------    -------    -----
                                                            (EUROS IN MILLIONS)
COSTS INCURRED
Property acquisitions:
 - Proved............................     E --          E --           E --        E --      E --
 - Unproved..........................       --            --             --           2         2
Exploration..........................        7            11             11          10        39
Development..........................       81            15             36          11       143
                                          ----          ----           ----        ----      ----
Total Costs..........................     E 88          E 26           E 47        E 23      E184
                                          ----          ----           ----        ----      ----

                                                    NORTH AFRICA/                 REST OF
2000                                     GERMANY     MIDDLE EAST     ARGENTINA     WORLD     TOTAL
----                                     -------    -------------    ---------    -------    -----
                                                            (EUROS IN MILLIONS)
COSTS INCURRED
Property acquisitions:
 - Proved............................     E --          E --           E --        E 19      E 19
 - Unproved..........................       --            --             --          --        --
Exploration..........................       12            27              5           6        50
Development..........................       59            20             22          26       127
                                          ----          ----           ----        ----      ----
Total Costs..........................     E 71          E 47           E 27        E 51      E196
                                          ----          ----           ----        ----      ----

CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

     Capitalized costs represent total expenditures on proved and unproved oil and gas properties with related accumulated depreciation, depletion and amortization.

                                                    NORTH AFRICA/                 REST OF
1998                                     GERMANY     MIDDLE EAST     ARGENTINA     WORLD     TOTAL
----                                     -------    -------------    ---------    -------    -----
                                                            (EUROS IN MILLIONS)
CAPITALIZED COSTS
Gross costs:
 - Proved properties.................     E309          E451           E --        E129      E889
 - Unproved properties...............        5            --             --           7        12
 - Other equipment...................      355           167             --         112       634
Accumulated depreciation, depletion,
  amortization and valuation
  allowances:
 - Proved properties.................      258           322             --          66       646
 - Unproved properties...............       --            --             --           1         1
 - Other equipment...................      327           162             --          96       585
                                          ----          ----           ----        ----      ----
Total net costs......................     E 84          E134           E --        E 85      E303
                                          ----          ----           ----        ----      ----

                                                   NORTH AFRICA/                 REST OF
1999                                    GERMANY     MIDDLE EAST     ARGENTINA     WORLD     TOTAL
----                                    -------    -------------    ---------    -------    ------
                                                           (EUROS IN MILLIONS)
CAPITALIZED COSTS
Gross costs:
 - Proved properties................     E328          E412           E582        E 71      E1,393
 - Unproved properties..............        5                            1           7          13
 - Other equipment..................      380           169             --         116         665
Accumulated depreciation, depletion,
  amortization and valuation
  allowances:
 - Proved properties................      264           320            424          39       1,047
 - Unproved properties..............       --            --             --           4           4
 - Other equipment..................      311           164             --          99         574
                                         ----          ----           ----        ----      ------
Total net costs.....................     E138          E 97           E159        E 52      E  446
                                         ----          ----           ----        ----      ------

                                                   NORTH AFRICA/                 REST OF
2000                                    GERMANY     MIDDLE EAST     ARGENTINA     WORLD     TOTAL
----                                    -------    -------------    ---------    -------    ------
                                                           (EUROS IN MILLIONS)
CAPITALIZED COSTS
Gross costs:
 - Proved properties................     E339           540           E651        E 19      E 1549
 - Unproved properties..............       16            --              1           7          24
 - Other equipment..................      406           181             --         140         727
Accumulated depreciation, depletion,
  amortization and valuation
  allowances:
 - Proved properties................      281           346            482           2        1111
 - Unproved properties..............       --            --             --           4           4
 - Other equipment..................      320           168             --          98         586
                                         ----          ----           ----        ----      ------
Total net costs.....................     E160          E207           E170        E 62      E  599
                                         ----          ----           ----        ----      ------

OIL AND NATURAL GAS RESERVES

     Proved oil and gas reserves are the estimated volumes of crude oil, natural gas and natural gas liquids that are shown by geological and engineering data with reasonable certainty to be recoverable in future years from known reserves under existing economic and operating conditions, i.e., prices and costs as of the date the estimates are made. Prices only reflect changes in existing prices resulting from contractual arrangements, not escalation based on future conditions. Proved reserves exclude royalties and interests of third parties.

     Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as proved developed reserves only after testing in the form of a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

     Numerous uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing development expenditures. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgement. Results of drilling, testing and production after the date of the estimate may necessitate substantial upward or downward revisions. In addition, changes in oil and natural gas prices could have an effect on the quantities of proved reserves because the estimates of reserves are based on prices and costs at the date when such estimates are made.

     The tables below show the estimated net quantities, calculated in compliance with Regulation S-X, Rule 4-10(a), as of December 31, 1998, 1999 and 2000 of the Company's proved oil and gas reserves and proved developed oil and gas reserves, as well as changes in estimated proved reserves as a result of production and other factors. The Company's reserves for 1998, 1999 and 2000 include reserves owned directly by the Company and its consolidated subsidiaries. Reserve figures and the standardized measure of discounted cash flows for 1998 also include amounts related to Wintershall Energia, Argentina, which was transferred to the Company in 1998 following the split-up of Deminex. Due to the immaterial impact on the results of operations and financial position of the Company, the investment in Wintershall Energia was accounted for in accordance with the equity method for the last three months of 1998. It has been fully consolidated beginning January 1, 1999.

                                                    NORTH AFRICA/                 REST OF
1998                                     GERMANY     MIDDLE EAST     ARGENTINA     WORLD     TOTAL
----                                     -------    -------------    ---------    -------    -----
                                                           (MILLIONS OF BARRELS)
ESTIMATED PROVED OIL RESERVES
Proved developed and undeveloped
  reserves, beginning of year........       38           410             --           6       454
 - Revisions and other changes.......        4           182             --           1       187
 - Extensions and discoveries........       --            --             --          --        --
 - Reserves added from split-up of
  Deminex............................       --            --             27          --        27
 - Improved recovery.................       --            --             --          --        --
 - Purchase of reserves..............       --            --             --          --        --
 - Sale of reserves..................       --            --             --          --        --
 - Production........................        5            47             --           1        53
                                          ----          ----           ----        ----      ----
End of year..........................       37           545             27           6       615
Proved developed reserves, beginning
  of year............................       36           408             --           6       450
End of year..........................       34           509             14           5       562
ESTIMATED PROVED GAS RESERVES (BSCF)
Proved developed and undeveloped
  reserves, beginning of year........      464            --             --         206       670
 - Revision and other changes........       34           247             --         (18)      263
 - Extensions and discoveries........       15            --             --          35        50
 - Reserves added from split-up of
  Deminex............................       --            --            746          --       746
 - Improved recovery.................       --            --             --          --        --
 - Purchase of reserves..............       --            --             --          --        --
 - Sale of reserves..................       --            --             --          --        --
 - Production........................       43            --             --          28        71
                                          ----          ----           ----        ----      ----
End of year..........................      470           247            746         195      1,658
Proved developed reserves, beginning
  of year............................      333            --             --         140       473
End of year..........................      343            --            400         142       885

                                                   NORTH AFRICA/                 REST OF
1999                                    GERMANY     MIDDLE EAST     ARGENTINA     WORLD     TOTAL
----                                    -------    -------------    ---------    -------    ------
                                                          (MILLIONS OF BARRELS)
ESTIMATED PROVED OIL RESERVES
Proved developed and undeveloped
  reserves, beginning of year.......       37           545             27           6         615
 - Revisions and other changes......       55             8              4          --          67
 - Extensions and discoveries.......       --            --             --          --          --
 - Improved recovery................       --            --             --          --          --
 - Purchase of reserves.............       --            --             --          --          --
 - Sale of reserves.................       --            --             --           6           6
 - Production.......................        6            44              5          --          55
                                         ----          ----           ----        ----      ------
End of year.........................       86           509             26          --         621
Proved developed reserves, beginning
  of year...........................       34           509             14           5         562
End of year.........................       66           465             18          --         549
ESTIMATED PROVED GAS RESERVES (BSCF)
Proved developed and undeveloped
  reserves, beginning of year.......      470           247            746         195       1,658
 - Revision and other changes.......        3            --            108          (7)        104
 - Extensions and discoveries.......       --            --             --          --          --
 - Improved recovery................       --            --             --          --          --
 - Purchase of reserves.............       --            --              4          --           4
 - Sale of reserves.................       --            --             --          45          45
 - Production.......................       41            --             70          24         135
                                         ----          ----           ----        ----      ------
End of year.........................      432           247            788         119       1,586
Proved developed reserves, beginning
  of year...........................      343            --            400         142         885
End of year.........................      301            --            476          73         850

                                                   NORTH AFRICA/                 REST OF
2000                                    GERMANY     MIDDLE EAST     ARGENTINA     WORLD     TOTAL
----                                    -------    -------------    ---------    -------    ------
                                                          (MILLIONS OF BARRELS)
ESTIMATED PROVED OIL RESERVES
Proved developed and undeveloped
  reserves, beginning of year.......       86           509             26          --         621
 - Revisions and other changes......       37             1              9          --          47
 - Extensions and discoveries.......       --            16             --          --          16
 - Improved recovery................       --            --             --          --          --
 - Purchase of reserves.............       --            --             --          --          --
 - Sale of reserves.................       --             3             --          --           3
 - Production.......................        7            44              5          --          56
End of year.........................      116           479             30          --         625
Proved developed reserves, beginning
  of year...........................       66           465             18          --         549
End of year.........................       76           462             22          --         560
ESTIMATED PROVED GAS RESERVES (BSCF)
Proved developed and undeveloped
  reserves, beginning of year.......      432           247            788         119       1,586
 - Revision and other changes.......      120           (13)           213          (1)        319
 - Extensions and discoveries.......                                                --          --
 - Improved recovery................       --            --             --          --          --
 - Purchase of reserves.............       --            --             --          16          16
 - Sale of reserves.................       --            --             --          30          30
 - Production.......................       43             6             81          15         145
End of year.........................      509           228            920          89       1,746
Proved developed reserves, beginning
  of year...........................      301            --            476          73         850
End of year.........................      503           228            519          54       1,304

     Note: Revisions and other changes in estimated proved gas reserves for North Africa/Middle East in 1998 consists of reserves which, as a result of changes in economic factors relating to marketability, became proved gas reserves.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

     The information presented below has been prepared in accordance with SFAS No. 69, which requires the standardized measure of discounted future net cash flows to be based on year-end sales prices, costs and statutory income tax rates and a 10% annual discount rate. Because prices used in the calculation are as of December, the standardized measure could vary significantly from year to year depending on market conditions at that specific date.

     The projection should not be viewed as realistic estimates of future cash flows nor should the "standardized measure" be interpreted as representing current value to the company. Material revisions of estimates of proved reserves may occur in the future, development and production of the reserves may not occur in the period assumed, actual prices realized are expected to vary significantly from those used and actual costs may also vary. The company's investment and operating decisions are not based on the information presented below, but on a wide range of reserves, and on different price and cost assumptions from those reflected in this information.

     Beyond the above considerations, the "standardized measure" is also not directly comparable with asset balances appearing elsewhere in the Consolidated Financial Statements because any such comparison would require a reconciling adjustment.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

                                                   NORTH AFRICA/                 REST OF
1998                                    GERMANY     MIDDLE EAST     ARGENTINA     WORLD     TOTAL
----                                    -------    -------------    ---------    -------    ------
                                                           (EUROS IN MILLIONS)
DISCOUNTED FUTURE NET CASH FLOW
Revenues............................    E1,254        E2,504          E907        E330      E4,995
Production/Development costs........     1,098         1,691           426         212       3,427
Income taxes........................       210           478           135          27         850
Future net cash flows...............       (54)          335           346          91         718
Discounted to present value at a 10%
  annual rate.......................       (40)          117           162          31         270
                                        ------        ------          ----        ----      ------
TOTAL...............................    E  (14)       E  218          E184        E 60      E  448
                                        ------        ------          ----        ----      ------

                                                  NORTH AFRICA/                 REST OF
1999                                   GERMANY     MIDDLE EAST     ARGENTINA     WORLD      TOTAL
----                                   -------    -------------    ---------    -------    -------
                                                           (EUROS IN MILLIONS)
DISCOUNTED FUTURE NET CASH FLOW
Revenues...........................    E2,483        E10,651        E1,443       E229      E14,806
Production/Development costs.......     1,068          1,778           508        151        3,505
Income taxes.......................       904          7,774           194         29        8,901
Future net cash flows..............       511          1,099           741         49        2,400
Discounted to present value at a
  10% annual rate..................       133            405           287         10          835
                                       ------        -------        ------       ----      -------
TOTAL..............................    E  378        E   694        E  454       E 39      E 1,565
                                       ------        -------        ------       ----      -------

                                                  NORTH AFRICA/                 REST OF
2000                                   GERMANY     MIDDLE EAST     ARGENTINA     WORLD      TOTAL
----                                   -------    -------------    ---------    -------    -------
                                                           (EUROS IN MILLIONS)
DISCOUNTED FUTURE NET CASH FLOW
Revenues...........................    E3,597        E10,424        E1,895       E297      E16,213
Production/Development costs.......     1,453          1,951           690        120        4,214
Income taxes.......................       903          7,346           277         92        8,618
Future net cash flows..............     1,241          1,127           928         85        3,381
Discounted to present value at a
  10% annual rate..................       405            410           316          9        1,140
                                       ------        -------        ------       ----      -------
TOTAL..............................    E  836        E   717        E  612       E 76      E 2,241
                                       ------        -------        ------       ----      -------

SUMMARY OF CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

                                                   NORTH AFRICA/                 REST OF
1998                                    GERMANY     MIDDLE EAST     ARGENTINA     WORLD     TOTAL
----                                    -------    -------------    ---------    -------    ------
                                                           (EUROS IN MILLIONS)
SUMMARY OF CHANGES
Balance as of January 1.............    E   94        E  341          E --        E130      E  565
Sales and transfers of oil and gas
  produced, net of production.......       (78)         (196)           --         (33)       (307)
Net changes in prices and in
  development and production cost...      (271)       (1,722)           --         (82)     (2,075)
Extension, discoveries and improved
  recovery, less related costs......        (9)           --           184          --         175
Revisions of previous quantity
  estimates.........................        55           140            --          11         206
Development costs incurred during
  the period........................        26            70            --          10         106
Changes in estimated future
  development cost..................        17          (131)           --         (12)       (126)
Accretion of discount...............        31           188            --          15         234
Net changes in income taxes.........       121         1,397            --          21       1,539
Others..............................        --           131            --          --         131
Balance as of December 31...........       (14)          218           184          60         448

                                                   NORTH AFRICA/                 REST OF
1999                                    GERMANY     MIDDLE EAST     ARGENTINA     WORLD     TOTAL
----                                    -------    -------------    ---------    -------    ------
                                                           (EUROS IN MILLIONS)
SUMMARY OF CHANGES
Balance as of January 1.............    E  (14)       E  218          E184        E 60      E  448
Sales and transfers of oil and gas
  produced, net of production.......      (103)         (428)         (118)        (16)       (665)
Net changes in prices and in
  development and production cost...       383         4,572           293          19       5,267
Extension, discoveries and improved
  recovery, less related costs......        --            --            --          --          --
Revisions of previous quantity
  estimates.........................       327            40            83          (3)        447
Development costs incurred during
  the period........................        81            16            38           7         142
Changes in estimated future
  development cost..................        87            78           (15)         (9)        141
Purchase............................        --            --            --         (20)        (20)
Accretion of discount...............        12            53            24           5          94
Net changes in income taxes.........      (395)       (4,306)          (35)         (5)     (4,741)
Others..............................        --           451            --           1         452
Balance as of December 31...........       378           694           454          39       1,565

                                                   NORTH AFRICA/                 REST OF
2000                                    GERMANY     MIDDLE EAST     ARGENTINA     WORLD     TOTAL
----                                    -------    -------------    ---------    -------    ------
                                                           (EUROS IN MILLIONS)
SUMMARY OF CHANGES
Balance as of January 1.............    E  378        E  694          E454        E 39      E1,565
Sales and transfers of oil and gas
  produced, net of production.......      (245)         (917)         (180)        (21)     (1,363)
Net changes in prices and in
  development and production cost...       393           336           158          89         976
Extension, discoveries and improved
  recovery, less related costs......         0           103             0           0         103
Revisions of previous quantity
  estimates.........................       278           (57)          209          21         451
Development costs incurred during
  the period........................        66            46            26          26         164
Changes in estimated future
  development cost..................       (98)         (105)          (41)        (11)       (255)
Purchase (sales) of reserves in
  place -- net......................                      (8)            0         (21)        (29)
Accretion of discount...............        84           492            51           5         632
Net changes in income taxes.........       (20)          133           (65)        (53)         (5)
Others..............................         0             0             0           2           2
Balance as of December 31...........       836           717           612          76       2,241

ITEM 19.   EXHIBITS

1.1 Articles of Association (Satzung) of BASF Aktiengesellschaft as amended to date (previously filed as Exhibit 2.1 to BASF Aktiengesellschaft's Registration Statement on Form 20-F dated May 25, 2000, File No. 1-15909).

4.1 Purchase Agreement dated March 20, 2000, by and among American Cyanamid Company, American Home Products Corporation and BASF Aktiengesellschaft (previously filed as Exhibit 3.1 to BASF Aktiengesellschaft's Registration Statement on Form 20-F dated May 25, 2000, File No. 1-15909).*

4.2 Purchase Agreement dated December 14, 2000, by and among Abbott Laboratories and BASF Aktiengesellschaft.*

8.1 List of subsidiaries of BASF Aktiengesellschaft (List of Shares Held 2000).
---------------

* Confidential portions have been redacted and filed separately with the Securities and Exchange Commission.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 14, 2001                      BASF AKTIENGESELLSCHAFT


                                          By:  /s/ Dr. Jurgen F. Strube
                                          --------------------------------------

                                              Name: Dr. Jurgen F. Strube
                                              Title: Chairman of the Board of
                                              Executive Directors


                                          By:  /s/ Max Dietrich Kley
                                          --------------------------------------

                                              Name: Max Dietrich Kley
                                              Title: Deputy Chairman of the
                                              Board of Executive Directors