Form 20-F
period 2001-12-31
BASF AKTIENGESELLSCHAFT
filed 2002-03-14
CIK 1024148

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 14, 2002
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM 20-F

(MARK ONE)

   / /            REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF
                                             THE
                               SECURITIES EXCHANGE ACT OF 1934

                                       OR

   /X/               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                                          SECURITIES
                                     EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

   / /             TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                                          SECURITIES
                                     EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ______________ TO ______________

COMMISSION FILE NUMBER: 1-15909

                            BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as specified in its charter)

                               BASF CORPORATION*
                (Translation of Registrant's name into English)

         FEDERAL REPUBLIC OF GERMANY                       CARL BOSCH STRASSE 38
      (Jurisdiction of incorporation or                 LUDWIGSHAFEN, GERMANY 67056
                organization)                    (Address of principal executive offices)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

            TITLE OF EACH CLASS               NAME OF EACH EXCHANGE ON WHICH REGISTERED
            -------------------               -----------------------------------------
American Depositary Shares representing                New York Stock Exchange
BASF ordinary shares of no par value

BASF ordinary shares of no par value                  New York Stock Exchange**

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                      None
                                (Title of Class)

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D)
                                  OF THE ACT:

                                      None
                                (Title of Class)

    INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.

    As of December 31, 2001, there were 583,401,370 BASF ordinary shares of no par value outstanding.

    Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes /X/ No / /

    Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 / / Item 18 /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 * BASF Corporation is also the name of a wholly owned subsidiary of the Registrant in the United States.

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

    The accounting principles conform to U.S. generally accepted accounting principles (U.S. GAAP) to the extent permissible under the German Commercial Code, based upon the accounting standards issued by the German Accounting Standards Board (GASB). The reconciliation of remaining significant deviations to U.S. GAAP is described in Note 4 to the Consolidated Financial Statements included in Item 18.

    The translation of euros into dollars has been made solely for the convenience of the reader at the noon buying rate of the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2001, which was U.S.
$0.8901 = E1.00. No representation is made that such amounts in euros could have been or could be converted into dollars at that or any other exchange rate on such date or any other dates.

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

    - the cost and availability of feedstock and other raw materials, including naphtha, and the price of steam cracker products;

    - the ability to pass increases in raw material costs on to customers;

    - changes in the degree of patent and other legal protection afforded to BASF's products;

    - regulatory approval, particularly in the areas of fine chemicals, agricultural products and plant biotechnology, and market acceptance of new products;

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

                               TABLE OF CONTENTS

                                     PART I

                                                                          PAGE
                                                                        --------
ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS......       1
ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE.....................       1
ITEM 3.   KEY INFORMATION.............................................       3
ITEM 4.   INFORMATION ON THE COMPANY..................................      11
          History and Development of the Company......................      11
          Business Overview...........................................      11
          Organizational Structure....................................      80
          Description of Property.....................................      80
ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS................      85
          Overview....................................................      85
          Basis of Presentation.......................................      87
          Results of Operations.......................................      88
          Liquidity and Capital Resources.............................     114
          Exchange Rate Exposure and Risk Management..................     122
          Research and Development....................................     123
ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................     125
ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...........     137
ITEM 8.   FINANCIAL INFORMATION.......................................     139
ITEM 9.   THE OFFER AND LISTING.......................................     143
ITEM 10.  ADDITIONAL INFORMATION......................................     147
ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
          RISK........................................................     153
ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES......     168

                                    PART II
ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.............     169
ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
          USE OF PROCEEDS.............................................     169
ITEM 15.  [RESERVED]..................................................     169
ITEM 16.  [RESERVED]..................................................     169

                                    PART III
ITEM 17.  FINANCIAL STATEMENTS........................................     171
ITEM 18.  FINANCIAL STATEMENTS........................................     171
ITEM 19.  EXHIBITS....................................................    F-75

                                     PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

    Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

    Not applicable.

                 (This page has been left blank intentionally.)

ITEM 3.    KEY INFORMATION

                            SELECTED FINANCIAL DATA

    The following selected financial data for each of the years in the five-year period ended December 31, 2001 are excerpted from the Consolidated Financial Statements of BASF, which have been audited by Deloitte & Touche GmbH, independent accountants during this period. These data are set forth in accordance with generally accepted accounting principles in Germany (German
GAAP) and U.S. GAAP for all periods presented.

    Since 1998, BASF's accounting and valuation methods conform with U.S. GAAP to the extent permissible under the German Commercial Code, which represents German GAAP. See Notes 1 and 4 to the Consolidated Financial Statements in Item 18 for further information. As a result, the selected financial data presented below in accordance with German GAAP for 1997 are not directly comparable to the German GAAP data for 1998, 1999 and 2000. In 2001, BASF changed its accounting for income taxes and the method of depreciating certain fixed assets as described in Note 2 to the Consolidated Financial Statements. As a result, the selected financial data for 2001 are not directly comparable to that of prior years. The selected financial data presented below in accordance with U.S. GAAP for the years 1999, 2000 and 2001 have been derived from the Consolidated Financial Statements included in Item 18. The reconciliation of the differences between German GAAP and U.S. GAAP is described in Note 4 to the Consolidated Financial Statements.

    The translation of euros into dollars for 2001 has been made solely for the convenience of the reader at the noon buying rate of the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2001, which was U.S.
$0.8901 = E1.00. No representation is made that such euro amounts could have been or could be converted into dollars at that or any other exchange rate on such date or any other dates.

                                 2001            2001              2000              1999              1998              1997
                               --------      ------------      ------------      ------------      ------------      ------------
                                               (EUROS IN MILLIONS, EXCEPT PER SHARE DATA AND CERTAIN OTHER DATA)
INCOME STATEMENT DATA
GERMAN GAAP
Sales, net of petroleum and
  natural gas taxes(1).......  $28,928       E     32,500      E     35,946      E     29,473      E     27,643      E     28,520
Gross profit on sales........    9,179             10,312            12,691            11,081            10,368            10,359
Income from operations.......    1,083              1,217(6)          3,070(5)          2,009(4)          2,624(3)          2,731(2)
Income from ordinary
  activities.................      542                609             2,827             2,606             2,771             2,726
Extraordinary income.........    5,448              6,121                --                --                --                --
Income before taxes and
  minority interests.........    5,990              6,730             2,827             2,606             2,771             2,726
Income before minority
  interests..................    5,186              5,826             1,282             1,245             1,664             1,639
Net income...................    5,214              5,858             1,240             1,237             1,699             1,654
Basic earnings per share.....     8.65               9.72              2.02              2.00              2.73              2.67
BALANCE SHEET DATA
GERMAN GAAP
Fixed assets.................   19,131             21,493            21,769            16,070            14,546            12,705
Current assets including
  deferred taxes and prepaid
  expenses...................   13,692             15,382            16,788            13,939            12,156            11,831
Total assets.................   32,822             36,875            38,557            30,009            26,702            24,536
Stockholders' equity.........   15,596             17,522            14,295            14,145            13,250            12,031
  Thereof subscribed
    capital..................    1,330              1,494             1,555             1,590             1,595             1,590
  Provisions/Liabilities.....   17,226             19,353            24,262            15,864            13,452            12,505
  Thereof long-term..........    8,861              9,955             9,059             7,529             6,898             6,094
Total stockholders' equity
  and liabilities............   32,822             36,875            38,557            30,009            26,702            24,536
CAPITAL EXPENDITURES AND
  DEPRECIATION
Additions to fixed assets....    3,608              4,053             8,637             3,800             4,131             2,964
Depreciation of fixed
  assets.....................    2,621              2,945             2,921             2,681             2,280             2,048
U.S. GAAP RECONCILIATION
Net income...................    5,066              5,692             1,454             1,325             1,771               N/A
  Thereof from continuing
    operations...............     (212)              (238)            1,302             1,329             1,725
  Basic earnings per share...     8.41               9.45              2.37              2.14              2.84               N/A
  Income from continuing
    operations per share.....    (0.35)             (0.39)             2.13              2.15              2.77
Diluted earnings per share...     8.41               9.45              2.35              2.12              2.79               N/A
Stockholders' equity.........   16,501             18,538            15,229            14,753            13,905               N/A
KEY RATIOS
Return on sales (%)(7).......      3.7                3.7               8.5               6.8               9.5               9.6
Return on assets before
  income taxes and interest
  expenses (%)(8)............      3.1                3.1               9.9              10.2              11.9              12.6
Return on equity after taxes
  (%)(9).....................     (1.0)              (1.0)              9.0               9.1              13.2              14.6

WEIGHTED AVERAGE OF SHARES OUTSTANDING USED IN DETERMINING EARNINGS PER SHARE:

                                                        2001          2000          1999          1998         1997
                                                     -----------   -----------   -----------   -----------   --------
Basic earnings per share...........................  602,586,176   612,806,123   618,073,268   622,476,129     N/A
Diluted earnings per share.........................  602,586,176   621,581,022   627,161,758   636,651,309     N/A

---------------

(1) Since 2000, natural gas taxes only.

(2) Including special charges of E243.

(3) Including special income of E71.

(4) Including special charges of E941.

(5) Including special charges of E330.

(6) Including special charges of E1,076.

(7) Return on sales (%) is calculated by dividing income from operations by net sales.

(8) Return on assets before income taxes and interest expenses (%) is calculated by dividing the profit (loss) from ordinary activities before taxes and interest expense by the average amount of assets of the current period and previous year.

(9) Return on equity after taxes (%) is calculated by dividing profit (loss) excluding extraordinary income after taxes by the average amount of stockholders' equity of the current period and the previous year.

                       REPORTABLE OPERATING SEGMENT DATA

                                                     2001        2001          2000          1999          1998          1997
                                                   --------   -----------   -----------   -----------   -----------   -----------
                                                                                (EUROS IN MILLIONS)
CHEMICALS
Sales............................................   $4,000    E     4,494   E     4,504   E     3,289   E     3,220   E     3,533
Income from operations(1)........................      322            362           640           629           837         1,015
Assets...........................................    4,314          4,847         4,232         3,386         2,853         2,552
PLASTICS & FIBERS
Sales............................................    7,285          8,185        11,030         8,628         7,663         7,502
Income from operations(2)........................       (2)            (2)          902           656           562           388
Assets...........................................    5,647          6,344         6,086         6,937         5,072         4,521
PERFORMANCE PRODUCTS
Sales............................................    7,258          8,154         8,418         7,553         7,292         7,503
Income from operations(3)........................       88             99           586           708           753           570
Assets...........................................    5,383          6,048         6,266         4,975         4,522         4,565
AGRICULTURAL PRODUCTS
Sales............................................    3,096          3,478         2,428         1,745         1,750         1,641
Income from operations(4)........................       16             18          (443)          195           203           201
Assets...........................................    5,676          6,377         6,607         1,949         1,730         1,605
FINE CHEMICALS
Sales............................................    1,766          1,984         1,739         1,636         1,474         1,352
Income from operations(5)........................     (187)          (210)           (5)         (774)          117           195
Assets...........................................    1,324          1,488         1,368         1,338         1,455           940
PHARMACEUTICALS -- DISCONTINUED OPERATIONS
Sales............................................      324            364         2,526         2,197         1,850         1,570
Income from operations(6)........................       27             30           243           (13)           59           (52)
Assets...........................................       --             --         2,228         1,887         1,697         1,461
OIL & GAS
Sales............................................    4,020          4,516         3,957         3,051         2,685         3,198
Income from operations(7)........................    1,164          1,308         1,310           741           276           473
Assets...........................................    2,803          3,149         3,540         3,003         2,622         2,503
OTHER
Sales............................................    1,179          1,325         1,344         1,374         1,709         2,221
Income from operations...........................     (345)          (388)         (163)         (133)         (183)          (59)
Assets...........................................    7,674          8,622         8,230         6,534         6,751         6,389
BASF GROUP
Sales............................................   28,928         32,500        35,946        29,473        27,643        28,520
Income from operations(8)........................    1,083          1,217         3,070         2,009         2,624         2,731
Assets...........................................   32,822         36,875        38,557        30,009        26,702        24,536

---------------

(1) Includes special items in 1999: E(37); in 2000: E(5); and in 2001: E(63).

(2) Includes special items in 1997: E(82); in 1998: E19; in 1999: E2; 2000:
    E101; and in 2001 E(182).

(3) Includes special items in 1997: E(48); in 1998: E19; in 1999: E(74); in 2000: E(32); and in 2001 E(298).

(4) Includes special items in 1999: E(3); in 2000: E(341); and in 2001 E(182).

(5) Includes special items in 1997: E(37); in 1998: E2; in 1999: E(829); in 2000: E(50); and in 2001 E(283).

(6) Includes special items in 1997: E(22); in 1998: E(4); in 1999: E(164); in
    2000: E(62); and in 2001 E29.

(7) Includes special items in 1999: E138; in 2000: E44; and in 2001 E0.

(8) Includes special items in 1997: E(243); in 1998: E71; in 1999: E(941); in
    2000: E(330); and in 2001 E(1,076).

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

    Record holders of BASF's American Depositary Receipts (ADRs) on the dividend record date will be entitled to receive payment in full of the declared dividend in respect of the year for which it is declared. Cash dividends payable to ADR holders will be paid to The Bank of New York, as depositary, in euros and, subject to certain exceptions, will be converted by the depositary into U.S. dollars. The amount of dividends received by holders of ADRs may be affected by fluctuations in exchange rates. See "Exchange Rate Information" for further information.

    The following table lists the annual dividends payable per BASF Share in euros and the U.S. dollar equivalent in each of the years indicated. The table also discloses the dividend amount per BASF Share for 2001 proposed by the Supervisory Board and the Board of Executive Directors for approval at the Annual Meeting to be held on April 30, 2002. The table does not reflect the related tax credits available to eligible taxpayers. See "Item 10. Additional Information -- Taxation of Dividends" for further information.

                                                                 DIVIDEND PAID FOR
                                                                        EACH
                                                                     BASF SHARE
                                                              ------------------------
YEAR ENDED DECEMBER 31,                                           E              $
-----------------------                                       ----------      --------
2001........................................................        1.30        1.16
2000........................................................        2.00(1)     1.88
1999........................................................        1.13        1.03
1998........................................................        1.12        1.19
1997........................................................        1.02        1.13

---------------

(1) Thereof special dividend of equity charged with 45% corporation tax.

    The euro dividend amounts are translated solely for the convenience of the reader into U.S. dollars (rounded to the nearest cent) at the Noon Buying Rate on the dividend payment date. For the dividend proposed to be paid in 2002 for the year ended December 31, 2001, the euro amount is translated into U.S. dollars (rounded to the nearest cent) on the basis of the Noon Buying Rate for the conversion from U.S. dollars into euros at the Noon Buying Rate on December 31, 2001 of $0.8901 = E1.00.

EXCHANGE RATE INFORMATION

    On January 1, 2002 the euro became the sole legal tender for business transactions in Germany and the other eleven countries participating in the European Monetary Union.

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

    The table below sets forth, for the periods and dates indicated, the high, low, period-average and period-end Noon Buying Rates for euros expressed in U.S. dollars for one euro. No representation is made that the euro or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or euros, as the case may be, at any particular rate.

                                                   U.S. DOLLAR FOR ONE EURO
                                     ----------------------------------------------------
YEAR                                   HIGH       LOW      PERIOD AVERAGE(1)   PERIOD END
----                                 --------   --------   -----------------   ----------
2001...............................   0.9520     0.8370         0.8909           0.8901
2000...............................   1.0335     0.8270         0.9207           0.9388
1999...............................   1.1812     1.0016         1.0588           1.0071
1998...............................   1.2178     1.0548         1.1121           1.1733
1997...............................   1.2689     1.0398         1.1244           1.0871

---------------

(1) The average of the Noon Buying Rates on the last business day of each full month during the relevant period.

    The high and low exchange rates for the euro for each month during the previous six months is set forth below:

                                                               U.S. DOLLAR FOR ONE
                                                                       EURO
                                                              ----------------------
MONTH                                                           HIGH          LOW
-----                                                         --------      --------
February, 2002..............................................   0.8778        0.8613
January, 2002...............................................   0.9031        0.8594
December, 2001..............................................   0.9044        0.8773
November, 2001..............................................   0.8975        0.8770
October, 2001...............................................   0.9168        0.8906
September, 2001.............................................   0.9310        0.8868

    The Noon Buying Rate for the euro on March 4, 2002 was quoted by the Federal Reserve Bank of New York at 0.8705 U.S. dollars for one euro.

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

RISK FACTORS

    BASF's business, financial condition or results of operations could suffer material adverse effects due to any of the following risks. While all the risks considered material are described below, these are not the only risks BASF faces. Additional risks not known by BASF or not presently considered material may also impair BASF's business operations.

    CONTINUING WEAKNESS IN THE MARKET FOR CHEMICAL PRODUCTS AND IN THE GLOBAL ECONOMY GENERALLY MAY ADVERSELY AFFECT BASF'S SALES AND EARNINGS

    Continued weak demand for chemical products in the United States, as well as ongoing economic weakness in Europe and Asia would have an adverse effect on both sales and earnings. Those areas that are subject to commoditization, such as BASF's basic inorganic chemicals, petrochemicals, intermediates and plastics operations, are particularly vulnerable, whereas BASF's agricultural, nutrition, cosmetics operations and natural gas trading are less likely to suffer.

    CHANGES IN REGULATORY CONTROLS COULD REDUCE THE PROFITABILITY OF BASF'S CURRENT PRODUCTS AND COULD DELAY BASF'S INTRODUCTION OF NEW PRODUCTS

    BASF must comply with a broad range of regulatory controls on the testing, manufacture and marketing of many of its products. These regulatory controls are particularly strict in the United States. BASF expects that regulatory controls worldwide, and especially in the European Union (E.U.), will become increasingly demanding. A proposed new E.U. chemicals policy could require a significant increase in safety testing for chemical products. These safety tests could be very cost intensive and time consuming and could lead to increased costs and reduced operating margins for BASF's chemical products.

    In addition, a proposed E.U. directive on emissions trading, if implemented, could reduce BASF's growth opportunities, especially in Europe. The directive requires carbon dioxide emissions to be reduced by 21% in Germany and 7.5% in Belgium, in each case based on 1990 carbon dioxide emission levels. Compliance with this directive could require significant capital expenditures by BASF and could limit BASF's ability to pursue its growth strategy.

    BASF IS EXPOSED TO FOREIGN CURRENCY AND INTEREST RATE RISKS

    BASF conducts a significant portion of its operations outside of Europe and therefore is exposed to risks associated with the fluctuations of foreign currencies. BASF is subject to interest rate risks in the ordinary course of its business.

    Risk management is centralized at BASF Aktiengesellschaft and BASF Group companies designated for that purpose, and BASF hedges against financial risks through derivative instruments such as forward exchange contracts, currency options, interest rate and currency swaps and combined instruments. There can be no assurance, however, that BASF's hedging strategy will be effective and that foreign currency and interest rate fluctuations will not adversely affect BASF's results of operations. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk" and Note 28 to the Consolidated Financial Statements for additional information about the nominal value and market value of BASF's financial instruments.

    BASF is also subject to credit risks to the extent that counterparties to transactions may not be able to perform their contractual obligations. Although BASF aims to limit the risk of default by entering into transactions only with top-rated financial institutions and by adhering to fixed limits, defaults with respect to significant contracts may adversely affect BASF's operating results.

    SIGNIFICANT VARIATIONS IN THE COST AND AVAILABILITY OF RAW MATERIALS, ENERGY, PRECURSORS AND INTERMEDIATES MAY ADVERSELY AFFECT BASF'S OPERATING RESULTS

    BASF uses significant amounts of raw materials and energy in manufacturing a wide variety of products. Significant variations in the cost and availability of raw materials, energy, precursors and intermediates may adversely affect BASF's operating results. To control these price and supply risks, BASF purchases raw materials through long-term contracts and on spot markets, which allows BASF to obtain favorable prices for a portion of its raw materials, if for example excess quantities on the spot markets lead to a short-term price reduction. Supply contracts for the most strategically important raw materials are negotiated and concluded centrally for the BASF Group. For more information, see "Item 4. Information on the Company -- Supplies and Raw Materials."

    BASF's individual business units constantly monitor changes in their relevant supply markets and take action to minimize their risks accordingly. If raw material costs rise despite these measures, it is not always possible to pass the full effect of the increases on to BASF's customers in the prices for BASF's products. Significant increases in the costs of raw materials could materially adversely affect BASF's earnings.

    CYCLICALITY MAY ADVERSELY AFFECT BASF'S OPERATING MARGINS

    The results of BASF's Chemicals, Plastics & Fibers and Performance Products segments are affected by cyclicality in various industries in which they operate, including the automotive, construction, electric and electronics as well as the textile industries. BASF's strategy to deal with these risks is to constantly expand its cyclically resilient businesses, such as agrochemicals, active ingredients for pharmaceuticals and nutrition, and trading and transmission of natural gas. In cyclical businesses, BASF seeks to maintain cost leadership. There can be no assurance, however, that BASF's strategies will be effective in countering the cyclicality of the industries in which the Chemicals, Plastics & Fibers and Performance Products segments operate. If BASF's strategies are not effective, BASF's operating margins may suffer.

    THE RESULTS OF BASF'S CROP PROTECTION BUSINESS ARE DEPENDENT ON WEATHER CONDITIONS AND CAN BE AFFECTED BY LOCAL AND REGIONAL ECONOMIC CIRCUMSTANCES

    Sales volumes of BASF's crop protection products are subject to the agricultural sector's dependency on weather conditions. Adverse weather conditions in a particular growing season could materially adversely affect the results of operations of BASF's crop protection business. In addition, BASF's crop protection products typically are sold pursuant to contracts with long payment terms. These extended payment periods make BASF's crop protection business susceptible to losses from receivables during local or regional economic crises and may adversely affect BASF's operating results.

    FAILURE TO SUCCESSFULLY INVEST IN NEW BUSINESSES OR PROJECTS MAY ADVERSELY AFFECT BASF'S OPERATING RESULTS AND GROWTH STRATEGY

    Integration of existing and newly acquired businesses requires difficult decisions with respect to staffing levels, facility consolidation and resource allocation. BASF must also plan carefully to ensure that established product lines and brands retain or increase their market position. Any failure to combine businesses successfully could harm BASF's operating results.

    BASF's business also requires investments in large-scale projects. These projects are often long-term and very complex, requiring substantial planning to ensure smooth transitions among the various stages of the project and to ensure that the project is completed on schedule. Complications and delays associated with an investment in a large-scale project could adversely affect BASF's ability to pursue its growth strategy and remain competitive.

    FAILURE TO DEVELOP NEW PRODUCTS AND PRODUCTION TECHNOLOGIES MAY HARM BASF'S COMPETITIVE POSITION AND OPERATING RESULTS

    BASF's operating results significantly depend on the development of commercially viable new products and production technologies. BASF devotes substantial resources to research and development. Because of the lengthy development process, technological challenges and intense competition, there can be no assurance that any of the products BASF is currently developing, or may begin to develop in the future, will become market-ready and achieve substantial commercial success. If BASF is unsuccessful in developing new products and production processes in the future, its competitive position and operating results may suffer.

    BASF IS DEPENDENT UPON HIRING AND RETAINING HIGHLY QUALIFIED MANAGEMENT AND TECHNICAL PERSONNEL

    Competition for highly qualified management and technical personnel is intense in the industries in which BASF operates. BASF's future success depends in part on its continued ability to hire, assimilate and retain highly skilled employees. There can be no assurance that BASF will continue to be successful in attracting highly qualified employees in the future.

    BASF IS SUBJECT TO THE RISKS ASSOCIATED WITH THE USE OF INFORMATION
     TECHNOLOGY

    BASF is dependent upon technology for the distribution of information within the BASF Group and to customers and suppliers. This information technology is subject to risks associated with defects, errors, failures and computer viruses. To control potential risks in the information technology area, BASF uses the latest hardware and software and has integrated uniform information technology infrastructures, backup systems, replicated databases, virus and access protection, encoding systems and a high degree of internal networking. There can be no assurance, however, that BASF's information technology systems will not fail and cause material disruptions to BASF's business.

    BASF IS SUBJECT TO SECURITY RISKS

    Assessing security risks on a worldwide basis and determining their potential impact on BASF has become an extremely difficult undertaking since the terrorist attacks in the United States. BASF's corporate security is in close contact with local security offices through its group-wide network, and takes controlled precautionary steps with the help of constantly updated security measures and recommendations (travel restrictions, tighter access controls for production plants, up-dating of rescue and evacuation plans, emergency services, etc.) to protect the company and its employees.

    LITIGATION COULD HARM BASF'S OPERATING RESULTS AND CASH FLOWS

    For further information see "Item 8. Financial Information -- Legal Proceedings" and Note 26 to the Consolidated Financial Statements.

ITEM 4.    INFORMATION ON THE COMPANY

                     HISTORY AND DEVELOPMENT OF THE COMPANY

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

    Although BASF Aktiengesellschaft was incorporated in 1952, it traces its historical origins to 1865, when a stock corporation was founded under the name "Badische Anilin- und Soda-Fabrik" and began producing coal tar dyestuffs. The company rapidly gained a leading position in the world dye market. In the early 1900s, Badische Anilin- und Soda-Fabrik began transforming itself into a multifaceted chemicals company.

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

    In 1975, BASF broadened its base in pharmaceuticals by acquiring a majority interest in Knoll AG. BASF purchased the remaining interests in Knoll in 1982. BASF acquired Boots Pharmaceuticals of the United Kingdom in 1995, strengthening its presence in the North American pharmaceuticals market. In 2001, BASF sold its pharmaceuticals business to Abbott Laboratories Inc. of Abbott Park, Illinois.

                               BUSINESS OVERVIEW

INTRODUCTION

    BASF is a transnational chemical company that aims to increase and sustain its corporate value through growth and innovation. The company's product range includes high-performance products, including chemicals, plastics, coatings systems, dispersions, agricultural products, fine chemicals as well as crude oil and natural gas.

    BASF is comprised of the parent company, BASF Aktiengesellschaft of Ludwigshafen, Germany, and 153 consolidated subsidiaries. The company has customers in more than 170 countries and operates production sites in 39 countries.

    For the year ended December 31, 2001, BASF reported sales of E32,500 million, income from operations of E1,217 million, extraordinary income of E6,121 million and net income after taxes and minority interests of E5,858 million. Based on customer location, BASF's activities in Europe accounted for 55% of BASF's total sales in 2001; North America (which includes the United States, Mexico and Canada) accounted for 24% of sales; the Asia, Pacific Area, Africa region accounted for 14% of sales; and South America accounted for 7% of sales.

BUSINESS SEGMENTS

    BASF has five separate business segments: Chemicals, Plastics & Fibers, Performance Products, Agricultural Products & Nutrition and Oil & Gas. These business segments encompass BASF's 12 operating divisions. In 2001, these divisions were reorganized to further optimize BASF's value-adding chains by bundling additional product groups which rely on similar technologies and value-adding chains. For financial reporting purposes, the two operating divisions of BASF's Agricultural Products & Nutrition business segment are separate reportable operating segments: Agricultural Products and Fine Chemicals. After receiving clearance from the Federal Trade Commission and the European Union Commission, BASF sold its pharmaceuticals business on March 2, 2001 to Abbott Laboratories Inc. of Abbott Park, Illinois. Pursuant to the requirements of U.S. GAAP, BASF's pharmaceuticals activities are disclosed as discontinued operations as described in Item 18, Note 3 to the Consolidated Financial Statements. For additional information on BASF's pharmaceuticals activities as discontinued operations, see also Notes 4 and 5 to the Consolidated Financial Statements in Item 18.

    CHEMICALS

    BASF produces a full range of chemicals in a highly integrated approach to manufacturing. BASF's chemical production starts with basic petrochemicals and inorganic chemicals substantially for captive use within the company and extends to specialty intermediates and related products sold to external customers. BASF sells its chemicals to a multitude of industries, particularly the chemical, construction, automotive and electronics industries. The segment comprises the Inorganics, Petrochemicals and Intermediates divisions. On July 1, 2001, the former Specialty Chemicals division was dissolved, and its glycols and alkylene oxides (for example, ethylene oxide and propylene oxide) product lines were transferred to the Petrochemicals division. Polyurethane intermediates -- primarily, aniline -- were transferred from the Intermediates division to the Polyurethanes division of the Plastics & Fibers segment.

    PLASTICS & FIBERS

    BASF is one of the world's largest producers of plastics and is also a manufacturer of fiber products. The segment's products include styrenic plastics, engineering and high-performance plastics, thermoplastics, foams, nylon fibers, nylon intermediates and polyurethanes. The segment comprises the Styrenics, Performance Polymers and Polyurethanes divisions. On July 1, 2001, the former operating divisions Engineering Plastics and Fiber Products were combined into the Performance Polymers division. Polyurethane intermediates -- primarily, aniline -- were transferred to the Polyurethanes division from the Intermediates division of the Chemicals segment.

    PERFORMANCE PRODUCTS

    The Performance Products segment produces a number of BASF's high-value chemicals. Among the segment's products are surfactants, pigments, automotive and industrial coatings, dispersions and adhesive raw materials. BASF also is a leading producer of acrylic acid and its derivatives as well as polymers such as superabsorbents, which are used to manufacture sanitary care products. Formerly known as the Colorants & Finishing Products segment, the segment was renamed and consists of the Performance Chemicals, Coatings and Functional Polymers divisions. On July 1, 2001, the Colorants division and Specialty Chemicals division were merged to form the Performance Chemicals division. The polyvinylpyrrolidone (PVP) product line for technical applications was transferred to the Functional Polymers division from the Fine Chemicals segment.

    AGRICULTURAL PRODUCTS & NUTRITION: AGRICULTURAL PRODUCTS AND FINE CHEMICALS

    The Agricultural Products & Nutrition segment conducts its activities through its Agricultural Products and Fine Chemicals divisions, which are separate reportable operating segments. The segment produces a variety of agricultural products, covering herbicides, fungicides and insecticides. BASF is also a leading supplier of fine chemicals, including vitamins; carotenoids; pharmaceutical active ingredients; polymers for pharmaceuticals, cosmetics and human nutrition; aroma chemicals; UV (ultraviolet) filters; amino acids; and feed enzymes. The segment, which was formerly known as the Health & Nutrition segment, was renamed after BASF sold its pharmaceuticals business on March 2, 2001 to Abbot Laboratories Inc. of Abbott Park, Illinois, after receiving clearance from the Federal Trade Commission and the European Union Commission.

    OIL & GAS

    BASF operates its Oil & Gas segment through BASF's subsidiary Wintershall AG and its corresponding subsidiaries and affiliates. The main activities of the Oil & Gas segment are the exploration and production of crude oil and natural gas and, together with Wintershall AG's partner Gazprom of Russia, the marketing, distribution and trading of natural gas in Central and Eastern Europe.

BASF'S FINANCIAL TARGET

    BASF aims to achieve a premium on the company's cost of capital.

GROUP STRATEGY

    BASF's goal is to increase and sustain the company's corporate value through growth and innovation. As the world's largest chemical company based on sales of E32,500 million in 2001, BASF aims to capitalize on the opportunities that are emerging from the restructuring process currently affecting the global chemical industry. BASF's long-term strategy and activities are guided by the principles of Sustainable Development and by the company's stated values and principles.

    BASF's strategy is based on the following principles:

    EXPANDING PROFITABLE BUSINESSES:

    In optimizing its portfolio, BASF's goal is to expand highly profitable business activities and concentrate on its core competencies. To achieve this growth, BASF draws on the commercial benefits of its innovations, expands manufacturing capacities for specific products and actively manages its portfolio. BASF discontinues business activities which are unlikely to show long-term profitability as part of the company's product portfolio and acquires innovative businesses with a high potential for growth. From 1992 to 2001, BASF sold businesses which, at the time of their divestiture, generated sales valued at approximately E11 billion. During the same period, the company acquired businesses which, at the time of their acquisition, generated sales valued at approximately E9.5 billion. In production, BASF also enters into strategic alliances with the aim of achieving profitable growth in our key businesses and value-adding chains.

    ENHANCING BASF'S LONG-TERM COMPETITIVENESS:

    BASF believes that cost leadership is crucial to the company's long-term competitiveness. To achieve this, BASF uses the cost efficiencies offered by integrated large-scale plants and by the technological advances in its production processes. BASF relies on the technology platforms in its research and development units to develop and implement process and product innovations effectively.

    BASF's goal is to operate the most competitive sites in the chemical industry. BASF believes that to continue to secure its long-term performance in the chemicals business, it must use the highly integrated nature of its major manufacturing sites (referred to by the company as VERBUND sites -- a German word for "integrated") as effectively and extensively as possible while consolidating the company's portfolio of production sites. Where appropriate, BASF capitalizes on the cost advantages of its Verbund structures by building new plants at existing Verbund sites or by building new Verbund sites such as those in Nanjing, China, and Kuantan, Malaysia. For customers who place a high value on being served locally, BASF can gain a competitive advantage by operating regional sites for manufacturing customized products.

    BASF's marketing and sales competence and its access to competitively-priced raw materials, energy and precursors are also of strategic importance.

    CREATING VALUE FOR BASF'S CUSTOMERS:

    BASF aims to be the preferred partner for its strategic customers. In response to growing pressures in its commodities business, BASF is turning to modern e-commerce solutions to contain costs. In its non-commodities businesses, the company aims to provide added value by expanding the scope of its customer services.

    BASF believes that by working closely with innovative customers the company can exploit the potential of its research and development activities more effectively to develop the customized solutions customers want. Therefore the company believes it has an advantage over its competitors, thereby enhancing the company's earnings potential.

    INVESTING IN GROWTH MARKETS:

    BASF focuses its resources on expanding selected businesses in specific regions. Building production capacities in growth markets is a crucial element of BASF's strategy, as it allows the company to supply regional markets locally. Local production also increases the company's flexibility in high growth markets and reduces the risks posed by temporary currency fluctuations and weak regional growth.

    BASF estimates that by 2010 the chemical market in Asia -- excluding Japan -- will be approximately as large as the market for chemicals in Europe. Therefore, Asia is a key market for BASF. The company aims to establish itself quickly as one of the most important chemical manufacturers in this emerging market. In Europe and North America, BASF is concentrating its resources on growth markets in which the company believes it has competitive advantages over other chemical producers.

    BASF aims to be among the top three suppliers in all of the markets it serves. The company already derives more than two-thirds of its sales from product groups in which it is one of the top three suppliers, and it aims to further increase this proportion.

    RELYING ON THE DIVERSE SKILLS OF BASF'S EMPLOYEES:

    BASF considers its committed and skilled employees to be one of the company's particular strengths and also believes the company benefits from the national and cultural diversity of its staff. Furthermore, BASF considers teamwork to be an asset and believes it has an impact in particular on the effectiveness of the company's research and development activities.

    BASF believes the new corporate organization, which came into effect in 2001 as part of BASF's FIT FOR THE FUTURE program, will strengthen the company's ties to customers, support its market presence and help foster a greater entrepreneurial spirit.

                                   CHEMICALS

SEGMENT OVERVIEW

    BASF's Chemicals segment is one of the largest chemical producers in the world based on sales. The Chemicals segment produces a wide range of products, from basic petrochemicals and inorganic chemicals to higher-value intermediates, allowing BASF to exploit fully the benefits of its Verbund approach to integration.

    The following table sets forth the Chemicals segment's sales to third parties, percentage of total BASF sales, intersegmental transfers, income from operations and capital expenditures for the last three years:

                                                                 2001          2000          1999
                                                              -----------   -----------   -----------
                                                                        (EUROS IN MILLIONS)
Sales to third parties......................................  E     4,494   E     4,504   E     3,289
Percentage of total BASF sales..............................          14%           13%           11%
Intersegmental transfers....................................  E     2,452   E     2,408   E     2,139
Income from operations......................................  E       362   E       640   E       629
Capital expenditures........................................  E       929   E       774   E       646

    The Chemicals segment produces a wide variety of chemicals that are sold to a multitude of industries, including the chemical, construction, automotive, electrical, electronics, detergents, colorants, coatings and health and nutrition industries.

    The Chemicals segment exemplifies the benefits of BASF's Verbund approach to integration because its divisions both intensively consume and manufacture products along the company's core value-adding chains. Virtually all products that the segment sells to external customers are produced within this integrated network. Although most of the segment's sales are to external customers, approximately 35% of the segment's total sales are intersegmental transfers to other BASF operations for the manufacture of higher-value products. The products manufactured for captive use include many basic and intermediate chemicals.

    On July 1, 2001, the former Specialty Chemicals division was dissolved, and its glycols and alkylene oxides (for example, ethylene oxide and propylene oxide) product lines were transferred to the Petrochemicals division. All other Specialty Chemicals operations were transferred to the Performance Chemicals division. Polyurethane intermediates -- primarily, aniline -- were transferred from the Intermediates division to the Polyurethanes division of the Plastics & Fibers segment. In 2000, the former Petrochemicals & Inorganics and Industrial Chemicals divisions were reorganized into the Inorganics and Petrochemicals divisions. As part of this reorganization, technical nitrogen products were transferred from Other (the former Fertilizers division) to the Inorganics division. Data for the Chemicals segment from 1999 and 2000 have been restated to reflect these reorganizations.

    The divisions comprising the Chemicals segment and their principal products are:

INORGANICS:

MAJOR PRODUCTS                                 PRIMARY APPLICATIONS
---------------------------------------------  ---------------------------------------------

-  Inorganic basic chemicals such as           -  Used as starting materials for propylene
   chlorine, sodium hydroxide, nitric acid        oxide, polyvinyl chloride,
   and sulfuric acid, as well as sodium and       superabsorbents, fertilizers and other
   ammonium salts                                 high-value chemicals

-  Glues and impregnating resins including     -  Wood-to-wood adhesives and bonding
   their raw materials ammonia, urea,             applications, decorative paper
   formaldehyde, methanol and melamine            manufacturing

-  Inorganic specialties such as               -  Used for manufacturing tiny, intricate
   Catamold-Registered Trademark- products        devices
   (for powder injection molding) and
   carbonyl iron powder

-  Electronic grade chemicals                  -  Used for treating metal surfaces and for
                                                  manufacturing semiconductors

-  Catalysts                                   -  Used in chemical reactions to increase
                                                  product yields

PETROCHEMICALS:

MAJOR PRODUCTS                                 PRIMARY APPLICATIONS
---------------------------------------------  ---------------------------------------------

-  Cracker products including propylene,       -  Starting materials largely for captive use
   ethylene, benzene and butadiene                within BASF to manufacture plastics,
                                                  plasticizers, solvents, dispersions and
                                                  higher-value and specialty chemicals

-  Industrial gases such as hydrogen, carbon   -  Starting materials largely for captive use
   monoxide and oxygen                            within BASF to manufacture higher-value
                                                  chemicals

-  Alkylene oxides such as ethylene oxide,     -  Precursors for products such as polyester
   propylene oxide, as well as glycols,           fibers, films and PET plastic bottles,
   surfactants and glycol ethers                  anti- freeze, surfactants, dispersants and
                                                  detergents

-  Solvents including oxo alcohols, acetates,  -  Solvents to process, apply, clean or
   glycol ethers and specialty solvents        separate materials mainly in the coatings,
                                                  pharmaceuticals and cosmetics industries

-  Standard and specialty plasticizers as      -  Additives to soften plastics for use in
   well as plasticizer raw materials           the construction, cable and wire, coated
                                                  fabrics and medical industries

INTERMEDIATES:

MAJOR PRODUCTS                                 PRIMARY APPLICATIONS
---------------------------------------------  ---------------------------------------------

-  Amines, ethanolamines and specialty amines  -  Precursors or components for detergents and cleaning products, process chemicals
                                                  and agricultural products

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

-  Specialty intermediates                     -  For paper manufacturing, polymers,
                                               textiles, leather products, pharmaceuticals
                                                  as well as agricultural products

SEGMENT STRATEGY

    The competitiveness of the Chemicals segment depends upon cost leadership, achieved through economies of scale, state of the art technology and efficient production processes. BASF's capital expenditures and research and development efforts are focused on building world-scale plants, as well as on developing new technologies, processes and products.

    The Chemicals segment's strategy is to maintain its leading market position in Europe, improve its cost structure in North America, and expand its operations in Asia. In Europe, BASF acquired the SISAS Group's production activities in Feluy, Belgium, in mid-2001. The acquisition strengthened the Chemical segment's activities in key products including butanediol and its derivatives as well as phthalic anhydride. In North America, BASF and its partner, TotalFinaElf S.A., started operation of the world's largest liquids steam cracker at TotalFinaElf's refinery in Port Arthur, Texas, in the fourth quarter of 2001. The steam cracker supplies propylene, ethylene and other products to BASF's Verbund sites in Geismar, Louisiana, and Freeport, Texas. In Asia, BASF has a number of major projects underway. These include the expansion of the new Verbund site in Kuantan, Malaysia. BASF began manufacturing at the site in mid-2000, and in April 2001 an oxo alcohol and syngas complex went on stream. BASF is also constructing a new Verbund site in Nanjing, China. BASF expects plants at the Nanjing site to begin operations in 2005.

    In 2001, the Chemicals segment invested approximately E109 million in research and development. Research activities are focused on improving value-adding production chains that serve the segment and on developing higher-value products. BASF is developing new products and production processes, in particular for organic and inorganic intermediates and industrial chemicals.

    The main capital expenditure projects of the Chemicals segment currently include:

                                                                PROJECTED ANNUAL           PROJECTED
                                                             CAPACITY AT COMPLETION       START-UP OF
LOCATION                      PROJECT                              OF PROJECT             OPERATIONS
--------                      -------                        ----------------------       -----------
                                                                 (METRIC TONS)
Kuantan, Malaysia             Butanediol                             100,000(1)               2003

Freeport, Texas               Neopentylglycols                        60,000                  2002

Port Arthur, Texas            Butadiene                              410,000(2)               2003

Ludwigshafen, Germany         Polytetrahydrofuran                     56,000                  2002

                              Formaldehyde                           480,000                  2003

                              Glyoxal                                 60,000                  2003

Tarragona, Spain              Propylene                              350,000(3)               2002

---------------

(1) Conducted through a joint venture between BASF (60%) and PETRONAS (40%) (capacity reflects total joint venture capacity).

(2) Conducted through a joint venture between Shell Chemical Company (60%), BASF (24%) and TotalFinaElf S.A. (16%) (capacity reflects total joint venture capacity).

(3) Conducted through a joint venture between BASF (51%) and SONATRACH (49%) (capacity reflects total joint venture capacity).

INORGANICS

    OVERVIEW

    BASF's Inorganics division sells approximately 400 products of which approximately 55% are allocated for captive use. This allows BASF's other divisions to benefit from reduced energy, transportation and infrastructure costs and from improved efficiencies in purchasing and logistics. These internal transfers, which are sold at market prices, include large amounts of chlorine, sodium hydroxide, ammonia, formaldehyde, methanol and nitric acid as startup materials to create higher-value products. This captive use within BASF provides steady demand that helps maintain good capacity utilization rates at the division's production plants. The remaining amount is sold to external customers worldwide from a broad range of industries.

    The principal raw materials used in the Inorganics division are natural gas, sulfur and salt. The division purchases approximately 30% of its raw materials from other BASF operations. Natural gas, the main raw material, is acquired through BASF's joint venture WINGAS GmbH. All other principal raw materials are purchased from external sources. BASF does not rely on any dominant supplier for the raw materials of its Inorganics division.

    The most important production site for the Inorganics division is BASF's Verbund site in Ludwigshafen, Germany, where the division produces its entire range of products. The division also produces basic inorganic chemicals such as ammonia, chlorine, sodium hydroxide, formaldehyde, nitric acid and sulfuric acid at the company's Verbund site in Antwerp, Belgium.

    Cost leadership is vital for the Inorganics division due to the commodity pricing structure for many of its products. BASF believes its integrated approach to manufacturing in world-scale plants helps the division control costs and compete effectively in its key product areas. Offering customers inorganic specialties and innovative products, especially in the areas of electronic grade chemicals, catalysts and powder injection molding is also important for BASF to maintain a competitive edge and thus contributes to BASF's profitability. BASF aims to expand its business in inorganic specialties and catalysts for which the company can obtain higher margins. For example, in 2001, BASF expanded the production capacity in Ludwigshafen, Germany, of hydroxylamine; a chemical used in manufacturing electronic products.

    The Inorganics division's sales to third parties were E677 million in 2001.

    PRODUCTS

    The Inorganics division has four major product lines:

    INORGANIC CHEMICALS

    BASF produces inorganic chemicals through value-adding chains of production based on nitrogen, sulfur and sodium chloride. Products range from basic chemicals such as chlorine, sodium hydroxide, nitric acid and sulfuric acid to products such as sodium salts and ammonium salts. More than half of these products are for captive use within BASF's Verbund. The remaining products are sold primarily to other chemical companies.

    GLUES AND IMPREGNATING RESINS

    BASF offers a wide variety of tailor-made, wood-to-wood adhesives. These adhesives are used to bind together the particles, fibers and strands found in all types of particleboards, and are also used for surface bonding of wooden components. In addition, BASF produces impregnating resins, which are used to manufacture decorative paper and laminated flooring. BASF is also a producer of glues and impregnating resin raw materials such as ammonia, formaldehyde, methanol, urea and melamine. Europe is the primary market for this group of products.

    INORGANIC SPECIALTIES AND ELECTRONIC GRADE CHEMICALS

    BASF offers a wide range of inorganic specialties which includes carbonyl iron powder, hydroxylamine free base, hydroxylammonium sulfate, boron trifluoride and BASF's innovative Catamold-Registered Trademark- line of products for powder injection molding of metal and ceramic components. The Catamold-Registered Trademark- line is especially suited for manufacturing tiny, intricate devices such as watch casings and orthodontic appliances. BASF sells these products globally to manufacturers in the automotive, construction and medical sectors, among other industries. BASF also produces some inorganic specialties in electronic grade, such as hydroxylamine free base, for use in manufacturing semiconductors, light-emitting diodes, flat screens and plasma screens.

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

    The production capacities as of December 31, 2001 for the Inorganics division's major products are as follows:

                                     ANNUAL PRODUCTION CAPACITY
PRODUCT                                    (METRIC TONS)          PRIMARY APPLICATIONS
-------                              --------------------------   --------------------
Ammonia............................           1,255,000           - Fertilizers
                                                                  - Glues and impregnating resins
                                                                  - Dyestuffs
                                                                  - Animal nutrition
                                                                  - Fiber products

Chlorine...........................             460,000           - Plastics
                                                                  - Solvents
                                                                  - Inorganic salts

Formaldehyde condensation
products ..........................             750,000           - Glues and impregnating resins

Formaldehyde.......................             510,000           - Glues and impregnating resins
                                                                  - Solvents

Methanol...........................             450,000           - Glues and impregnating resins
                                                                  - Chemical intermediates
                                                                  - Solvents
                                                                  - Vitamins

Sulfuric acid and oleum............             720,000           - Fiber products

Sulfur dioxide.....................             150,000           - Bleaching and reducing agents

Sodium hydroxide...................             470,000           - Chemicals

Urea...............................             545,000           - Fertilizers
                                                                  - Glues and impregnating resins

    MARKETS AND DISTRIBUTION

    In 2001, Europe accounted for 80% of the Inorganics division's sales to external customers; North America for 9%; South America for 2%; and the Asia, Pacific Area, Africa region for 9%. Besides BASF's other operating divisions, the Inorganics division's main customers include other chemical companies, and many of these are competitors of BASF.

    The Inorganics division produces both commodities characterized by cyclical pricing, in which changes in the costs of raw materials have an almost immediate effect on the division's financial performance, and inorganic specialties, which are less sensitive to price fluctuations. The Inorganics division competes on the basis of strong customer relationships, comprehensive product service and price. In the market for specialty products, the division also competes based on its ability to offer innovative products, such as catalysts.

    The Inorganics division sells its products primarily through BASF's own sales force. In January 2001, BASF centralized responsibility for the sale of electronic grade chemicals in the Inorganics division in order to provide these products to customers more efficiently.

    The Inorganics division's main competitors include ATOFINA S.A. of France, Norsk Hydro of Norway and Gentek Inc. of the United States.

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

    The Petrochemicals division's principal products include the basic building blocks of petrochemicals, which are produced primarily in steam crackers. In a steam cracker, steam is used to crack naphtha mainly into ethylene and propylene. Other materials produced in this process include aromatics such as benzene, and C(4) cuts (a mixture of C(4) hydrocarbons) -- a source of butadiene, isobutene and n-butenes. BASF also produces acetylene -- a chemical based on natural gas and provides industrial gases for consumption at BASF's Verbund sites in Ludwigshafen, Germany, and Antwerp, Belgium.

    The division's products, which are used internally in BASF's value-adding chains of production, include large amounts of ethylene, propylene, butadiene, benzene, acetylene, oxo alcohols, phthalic anhydride, ethylene oxide, ethylene glycols, propylene oxide, propylene glycol and industrial gases. This captive use within BASF provides steady demand that helps maintain good capacity utilization rates at the division's production plants.

    In Europe, BASF operates steam crackers in Ludwigshafen, Germany, and Antwerp, Belgium. Although the steam crackers mainly supply products for captive use within the company, BASF maintains positions in the merchant markets for ethylene to ensure high capacity utilization. In mid-2001, BASF obtained approval from the European Union commission to acquire the SISAS Group's production activities in Feluy, Belgium. Through this acquisition, BASF strengthened its position in the European market for phthalic anhydride.

    In North America, BASF and its partner TotalFinaElf S.A. have built a world-scale steam cracker at TotalFinaElf's refinery located in Port Arthur, Texas. The steam cracker started operations in the fourth quarter of 2001, and will supply olefins and aromatics to BASF's Verbund sites in Geismar, Louisiana, and Freeport, Texas. BASF is the majority partner, with a 60% ownership interest, and the site operator. The combined investment of BASF and TotalFinaElf amounts to approximately E1 billion, with BASF's share being E600 million. The steam cracker's annual production capacity is 920,000 metric tons of ethlylene and 550,000 metric tons of propylene.

    In Asia, a production plant for oxo C(4) alcohols came on stream in Kuantan, Malaysia, in April 2001.

    Virtually all of the products in the Petrochemicals division are commodities; low production cost is therefore the key to the success of the division. Highly competitive cost positions are achieved through economies of scale, high capacity utilization and use of all products within Verbund sites. Many of the division's products constitute the first steps in BASF's integrated value-adding chains and are sold to other BASF operations at market prices. By buying these products from BASF's own Petrochemicals division, however, other BASF operations benefit from efficiencies in logistics and savings in energy, transportation, purchasing and infrastructure costs. This approach underpins BASF's ability to efficiently manufacture higher-value products throughout its operations.

    The Petrochemicals division's sales to third parties were E2,079 million in 2001.

    PRODUCTS

    The following are the Petrochemicals division's main product lines:

    CRACKER PRODUCTS

    BASF produces the entire range of cracker products from ethylene and propylene to benzene and C(4) cuts. Of these, propylene is the most important starting product for BASF's value-adding chains of production in petrochemicals. Benzene is used captively both in Ludwigshafen and Antwerp, while the residues from benzene extraction are sold as gasoline components. Butadiene is used captively to produce dispersions and ABS (acrylonitrile-butadiene-styrene) and is also sold in the merchant market. Isobutene (a C(4) hydrocarbon) serves as the starting material for the polyisobutene value-adding chain of gasoline additives as well as the basic building block in vitamin synthesis. In Europe, all n-butenes are used in the synthesis of plasticizers and detergent alcohols. Higher olefins are marketed to the adhesives industry.

    INDUSTRIAL GASES

    These products include industrial gases such as hydrogen, carbon monoxide and oxygen and are largely for captive use within BASF to manufacture higher-value chemicals.

    ALKYLENE OXIDES AND GLYCOLS

    Ethylene oxide derived from ethylene is used mainly to produce surfactants, ethanolamines, glycols and glycol ethers. BASF is one of Europe's largest producers of ethylene glycol, a product used in antifreeze in the automotive industry. BASF also supplies ethylene glycol to polyester manufacturers for the production of fibers, films and PET (polyethylene terephthalate) plastic bottles. Ethylene oxide and glycols form important links in BASF's ethylene value-adding chain, and in 2001 the company increased production capacity for these products. Propylene oxide is synthesized from propylene and serves as a base for a wide variety of products, including surfactants, hydraulic fluids, solvents and propylene glycol.

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

    PLASTICIZERS AND PLASTICIZER RAW MATERIALS

    BASF manufactures standard and specialty plasticizers, which are used in chemical processes to make rigid plastics flexible. BASF also sells the plasticizer precursor phthalic anhydride for use in dyestuffs and unsaturated polyester resins, and markets plasticizers based on higher alcohols.

    Production capacities as of December 31, 2001 for the major products in the Petrochemicals division are as follows:

                                           ANNUAL PRODUCTION CAPACITY
PRODUCT                                          (METRIC TONS)          PRIMARY APPLICATIONS
-------                                    --------------------------   --------------------
Ethylene.................................           2,260,000(1)        - Plastics
                                                                        - Specialty chemicals
                                                                        - Solvents
                                                                        - Dispersions

Propylene................................           1,300,000(2)        - Plastics
                                                                        - Plasticizers
                                                                        - Solvents
                                                                        - Specialty chemicals

Benzene..................................             490,000(3)        - Plastics

Oxo C(4) alcohols
(calculated as butyraldehyde)............           1,070,000(4)        - Plasticizers
                                                                        - Dispersions
                                                                        - Solvents

Phthalic anhydride.......................             259,000(5)        - Plasticizers
                                                                        - Resins
                                                                        - Dyestuffs

Higher oxo alcohols......................             170,000           - Plasticizers
                                                                        - Detergents (ethoxylates)

Acetylene................................              90,000           - Plastics
                                                                        - Vitamins
                                                                        - Pharmaceuticals

Ethylene oxide...........................           1,065,000           - Nonionic surfactants
                                                                        - Ethylene glycols

Propylene oxide..........................             124,000           - Nonionic surfactants
                                                                        - Propylene glycol

Ethylene glycols.........................             750,000           - Antifreeze
                                                                        - Polyester

Propylene glycol.........................              80,000           - Unsaturated polyesters, solvents
                                                                        - Polyester

Glycol ethers............................             125,000           - Solvents, brake and hydraulic
                                                                          fluids

---------------

(1) Includes the total production capacity of 920,000 metric tons conducted through a joint venture between BASF (60%) and TotalFinaElf S.A.

(2) Includes the total production capacity of 550,000 metric tons conducted through a joint venture between BASF (60%) and TotalFinaElf S.A.

(3) Includes the total production capacity of 110,000 metric tons conducted through a joint venture between BASF (60%) and TotalFinaElf S.A.

(4) Includes the total production capacity of 250,000 metric tons conducted through a joint venture between BASF (60%) and PETRONAS.

(5) Includes the total production capacity of 40,000 metric tons conducted through a joint venture between BASF (60%) and PETRONAS.

    MARKETS AND DISTRIBUTION

    In 2001, Europe accounted for 64% of the Petrochemicals division's sales to external customers; North America for 27%; South America for 1%; and the Asia, Pacific Area, Africa region for approximately 8%.

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

    BASF considers Shell Chemicals and BP Amoco plc of the United Kingdom; Eastman Chemicals Corp., Exxon Chemicals Company and The Dow Chemical Co. of the United States; DSM of the Netherlands; E.ON AG, DEA Mineralol AG, Celanese AG and the Degussa AG unit Oxeno of Germany to be the main competitors in its Petrochemicals division.

INTERMEDIATES

    OVERVIEW

    The Intermediates division manufactures approximately 550 products that are sold to around 3,000 customers worldwide. These customers typically purchase the division's chemical precursors to produce higher-value chemicals. Customers of the Intermediates division are largely active in the manufacture of surfactants, plastics, polyurethanes, textile fibers, resins, paints, colorants, pharmaceuticals and agricultural products.

    The Intermediates division represents an important link in BASF's Verbund approach to integration because it purchases approximately 80% of its feedstock from other BASF operations, thus benefiting from efficiencies in logistics and savings in energy, transportation, purchasing and infrastructure costs. The division also consumes by-products of other BASF chemical operations, thus adding value to otherwise wasted product streams. The principal raw materials that the division uses are methanol, formaldehyde, acetylene, C(4) aldehyde, acrylonitrile, ammonia, ethylene oxide, ethylene, and chlorine.

    Many of the Intermediates division's products are generally more resilient to economic cycles than the products in the Chemicals segment's other divisions, and many are the result of multi-step production processes within BASF before intermediates are sold to external customers. The division, however, also satisfies high demand within BASF for cost-efficient precursors for the production of agricultural products, pharmaceuticals, paint resins, plastics, adhesives, dyes, pigments and process chemicals for the textile, leather and paper industries. Internal transfers to other BASF operations, in particular of amines, account for approximately 25% of the division's total sales.

    The keys to the Intermediates division's success are achieving technological and cost leadership, offering customized products and, increasingly, developing a global production presence. To increase its global presence, the Intermediates division intends to expand its operations outside of Europe, particularly in Asia with a major focus on the new Verbund sites in Kuantan, Malaysia, and Nanjing, China.

    BASF is specifically aiming to build on its existing global leadership position in the production of diols and to expand its production of amines to capture an increased share of global markets. In

Kuantan, Malaysia, BASF manufactures butanediol through the joint venture BASF PETRONAS Chemicals. In mid-2001, BASF obtained approval from the European Union Commission to acquire the SISAS Group's production activities in Feluy, Belgium. Through the acquisition, BASF strengthened its position in the market for butanediol and its derivatives, and also added maleic anhydride to the division's portfolio. Maleic anhydride is used in the manufacture of unsaturated polyester resins.

    The Intermediates division's sales to third parties were E1,738 million in 2001.

    PRODUCTS

    The Intermediates division has four major product areas:

    AMINES

    BASF is among the world's top three producers of amines, which are principally used to make detergents and cleaning products, process chemicals and agricultural products as well as pharmaceuticals. BASF offers approximately 140 different amines worldwide. Key products include aromatic amines, ethanolamines, ethyleneamines, alkylamines, alkylalkanolamines and specialty amines. Amines are sold globally, but Europe is BASF's primary market for these products.

    BUTANEDIOL AND DERIVATIVES

    BASF is the world's largest manufacturer of 1,4-butanediol, which is a chemical building block for products such as plastics and polyurethanes. Its derivatives are used to produce, for example, fibers and paints. Other key products include tetrahydrofuran, PolyTHF-Registered Trademark-, gamma-butyrolactone and N-methylpyrrolidone, which BASF produces and sells globally. With the acquisition of the SISAS Group's Feluy production site, this product area now also includes maleic anhydride.

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

    Production capacities as of December 31, 2001 for the major products in the Intermediates division are as follows:

                                     ANNUAL PRODUCTION CAPACITY
PRODUCT                                    (METRIC TONS)          PRIMARY APPLICATIONS
-------                              --------------------------   --------------------
Alkylamines........................             190,000           - Agricultural products
                                                                  - Water treatment
                                                                  - Pharmaceuticals
                                                                  - Rubber chemicals

Ethanolamines/
alkylalkanolamines/
ethyleneamines.....................             255,000           - Laundry and cleaning materials
                                                                  - Water treatment
                                                                  - Agricultural products
                                                                  - Gas purification

Specialty amines...................              90,000           - Surfactants
                                                                  - Rubber industry applications
                                                                  - Agricultural products
                                                                  - Polyurethane and epoxies

Acid chloride derivatives..........              40,000           - Organic peroxides
                                                                  - Pharmaceuticals

Butanediol.........................             470,000(1)        - Plastics
                                                                  - Polyurethanes

Polytetrahydrofuran
(PolyTHF-Registered Trademark-)....             124,000           - Fibers
                                                                  - Polyurethanes

Glyoxal-Registered Trademark- (40%
solution)..........................              80,000           - Textile resins

1,6-Hexanediol.....................              42,000           - Plastics
                                                                  - Coating resins

Formic acid/propionic acid.........             180,000/          - Preservatives
                                                 80,000

Formamide..........................             100,000           - Agricultural products

Maleic anhydride...................             135,000           - Unsaturated polyester resins

---------------

(1) Of which 25,000 metric tons is produced by Idemitsu BASF Co. Ltd. -- a 50-50 joint venture between Idemitsu Petrochemicals Co. Ltd. and BASF (capacity reflects total joint venture capacity).

    MARKETS AND DISTRIBUTION

    In 2001, Europe accounted for approximately 52% of the Intermediates division's sales to external customers. North and South America together accounted for approximately 23% and the Asia, Pacific Area, Africa region for approximately 25%. BASF sells this division's products through its own sales force as well as through distributors.

    A significant majority of the Intermediates division's products are more resilient to economic cycles compared with the products in the Chemicals segment's other divisions. However, the Intermediates division also manufactures products that are commodities characterized by cyclicality in pricing. The trend toward commodity pricing is increasing.

    The competitors of the Intermediates division range from major industry participants to smaller, specialized chemical companies. Besides product price, important factors for success include quality and a reliable supply of products along with customer service. BASF is among the top three producers worldwide in its four intermediates business sectors. In the amines market, BASF considers its main competitors to be Air Products Corp., The Dow Chemical Company and Huntsman Corporation. In BASF's butanediol and derivatives activities, the company's major competitors are International Specialty Products Inc., E.I. du Pont de Nemours and Company, Lyondell Chemical Company and Mitsubishi Chemicals Corporation. The main competitors in BASF's specialty intermediates business are Sydsvenska Kemi OY, BP Amoco plc and Celanese AG.

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

    The following table sets forth the Plastics & Fibers segment's sales to third parties, percentage of total BASF sales, intersegmental transfers, income from operations and capital expenditures for the last three years:

                                                                 2001         2000(1)         1999
                                                              -----------   ------------   -----------
                                                                        (EUROS IN MILLIONS)
Sales to third parties......................................  E     8,185   E     11,030   E     8,628
Percentage of total BASF sales..............................          25%            31%           29%
Intersegmental transfers....................................  E       406   E        510   E       400
Income from operations......................................  E        (2)  E        902   E       656
Capital expenditures........................................  E       891   E        633   E     1,047

---------------

(1) The Plastics & Fibers segment's figures include BASF's polyolefins operations for the first nine months of 2000.

    The principal customers of the Plastics & Fibers segment are active in a broad range of industries, including the construction, packaging, automotive, household appliance, electrical and electronics, consumer products, textile, and carpet as well as the sports and leisure industries.

    The Plastics & Fibers segment benefits significantly from several levels of Verbund-generated cost savings. The segment buys a number of raw materials externally but does not rely on any dominant supplier.

    Europe remains BASF's largest market for plastics. To ensure the ongoing success of the Plastics & Fibers segment, BASF is currently positioning itself to better respond to customer needs by building production sites in key markets. BASF is also expanding existing production sites, application centers and sales offices in the segment's major markets

    On July 1, 2001, the Plastics & Fibers segment's former Engineering Plastics and Fiber Products divisions were combined to form the new Performance Polymers division. Polyurethane intermediates -- primarily, aniline -- were transferred to the Polyurethanes division from the Intermediates division of the Chemicals segment. Prior year amounts have been restated to reflect these changes.

    The divisions comprising the Plastics & Fibers segment and their principal products are:

    STYRENICS:

       MAJOR PRODUCTS                                         PRIMARY APPLICATIONS
       --------------                                         --------------------
       - PS, PS-I (polystyrene)                               - Packaging and disposable products
                                                              - Household appliances
                                                              - Housings for consumer electronics

       - ABS (acrylonitrile-butadiene-styrene copolymers)     - Electrical and consumer electronics equipment
                                                              - Household appliances
                                                              - Office equipment
                                                              - Automotive components

       - ASA (acrylonitrile-styrene-acrylate copolymers)      - Uncoated exterior automotive parts
                                                              - Sports equipment
                                                              - High-end electrical equipment

       - SAN (styrene-acrylonitrile copolymers)               - Household and toiletry items
                                                              - Cosmetics packaging
                                                              - Office and household equipment

       - MABS (methacrylate-acrylonitrile-butadiene-styrene   - Containers for hygiene and cosmetic products
         copolymer                                            - Medical equipment housings
                                                              - Office equipment housings

       - ABS/PA blend (acrylonitrile-butadiene-styrene        - Exterior and interior automotive parts
         copolymer and polyamide)                             - Garden equipment
                                                              - Children's toys

       - S/PPE blend (impact modified styrene copolymer and   - Plumbing and sanitary applications
         polyamide)                                           - Battery chargers

       - EPS (expandable polystyrene)                         - Building insulation
                                                              - Packaging

       - XPS (extruded polystyrene)                           - Building insulation

       - EPP (expandable polypropylene)                       - Automotive components
                                                              - Packaging for fragile products
                                                              - Insulation pads
                                                              - Sports equipment

       - MF (melamine resin foam)                             - Automotive components
                                                              - Soundproofing materials
                                                              - Fire protection materials
                                                              - Household and consumer appliances

    PERFORMANCE POLYMERS:

      MAJOR PRODUCTS                                         PRIMARY APPLICATIONS
      --------------                                         --------------------
      - PA (polyamide)                                       - Automotive engine components
                                                             - Flame retardant plastics for electrical components
                                                             - Housings for electrical equipment
                                                             - Films for food packaging

      - PBT (polybutylene terephthalate)                     - Electrical connectors
                                                             - Automotive components such as windshield wiper arms
                                                             - Housings for automotive transmissions

      - POM (polyoxymethylene)                               - Clips and fasteners
                                                             - Speaker grilles
                                                             - High-end children's toys
                                                             - Mechanical and precision engineering equipment

      - PES (polyethersulfone) and PSU (polysulfone)         - Automobile oil circulation systems, headlight
                                                               reflectors and housings
                                                             - Microwave dishes, infant formula bottles
                                                             - Medical equipment

      - Fiber intermediate products (including caprolactam,  - Carpeting
        polycaprolactam, adipic acid, adiponitrile and       - Apparel
        hexamethylenediamine)                                - Upholstery fabrics

      - Carpet products                                      - Commercial, residential and automotive carpets

    POLYURETHANES:

       MAJOR PRODUCTS                                         PRIMARY APPLICATIONS
       --------------                                         --------------------
       - Isocyanates                                          - Furniture interiors
                                                              - Automotive seats and steering wheels
                                                              - Carpet backings
                                                              - Shoe soles, athletic track surfaces

       - Polyols                                              - Rigid and flexible foams
                                                              - Cable sheathings, shoe soles

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

       - Polyurethane special elastomers                      - Shock absorbers and buffers in vehicles
                                                              - Components in sports equipment
                                                              - Flexible plastic cable coverings

SEGMENT STRATEGY

    BASF's goal is to strengthen its position as one of the leading global competitors in the plastics and fibers industry -- a position which is based primarily on its styrenics, nylon and polyurethane value-adding chains of chemistry.

    To achieve this goal, BASF is pursuing the following strategy in its Plastics & Fibers segment:

    - MARKETING AND SELLING PRODUCTS MORE EFFICIENTLY THAN COMPETITORS IN KEY REGIONAL MARKETS: BASF believes that continuing to improve its marketing and sales activities in Europe, Asia and North America will contribute to the segment's overall performance and above all to the performance of the segment's commodities. To support this strategic goal, BASF has set up global sales teams, which are dedicated to specific industry branches.

    - INCREASING SALES OF SELECTED SPECIALTY PRODUCTS: BASF aims to expand its position in the market for specialty products which have the potential to make a long-term contribution to the segment's profitability and which can be easily derived from the company's value-adding chains of chemistry.

    - BOOSTING THE EFFICIENCY OF THE COMPANY'S GLOBAL PRODUCTION ACTIVITIES:
      BASF intends to shift production from older plants to more efficient world-scale plants, which rely on new technologies and offer substantial economies of scale. In Asia, the company is continuing to expand its production capacities and is building on its well-established base in the region.

    - BUILDING ON THE COMPANY'S STRENGTHS AS A GLOBAL MANUFACTURER OF PLASTICS:
      As a manufacturer of plastics with major activities in Europe, North America and Asia, BASF aims to become a preferred supplier of global customers by providing on a regional basis consistently high quality products.

    - DEVELOPING FUTURE PRODUCTION CAPACITIES IN LINE WITH GROWTH IN GLOBAL
      DEMAND

    - WORKING CLOSELY WITH CUSTOMERS IN DEVELOPING NEW PRODUCTS AND
      APPLICATIONS: BASF sells its plastics and fiber products to customers, who in turn use these materials to make products which they sell to end consumers. Therefore, it is essential for BASF to work closely with its customers to develop the most suitable materials for the markets these customers aim to serve. Furthermore, manufacturers in various industries are increasingly relying on plastics and fiber products to replace conventional materials. Consequently, BASF aims to collaborate with these customers to develop the best materials for improving their manufacturing processes.

    - USING E-COMMERCE MORE EXTENSIVELY AS A DISTRIBUTION CHANNEL: BASF expects that approximately E500 million in sales will be carried out through e-commerce in 2002, and believes this distribution channel will continue to make an increasing contribution to the segment's sales.

    In 2001, the Plastics & Fibers segment spent approximately E146 million on research and development activities. Research activities focus on improving existing manufacturing processes, developing cost-effective manufacturing alternatives, building partnerships and working together with customers to develop innovative applications and products.

    The main capital expenditure projects of the Plastics & Fibers segment currently include:

                                                         PROJECTED ANNUAL
                                                      CAPACITY AT COMPLETION
                                                            OF PROJECT               PROJECTED
        LOCATION                    PROJECT               (METRIC TONS)        START-UP OF OPERATION
        --------                    -------           ----------------------   ---------------------
Caojing, China             MDI (diphenylmethane
                           diisocyanate)............           160,000(1)                2005
                           TDI (toluene
                           diisocyanate)............           130,000(2)                2005

Geismar, Louisiana         TDI replacement..........           160,000                   2002

Yeosu, Korea               TDI......................           140,000                   2003
                           MDI expansion............           160,000                   2004

Altamira, Mexico           Styrolux-Registered Trademark-
                           (styrene-
                           butadiene-styrene block
                           copolymers)..............            45,000                   2003

Singapore                  SM (styrene monomer).....           550,000(3)                2002
                           PO (propylene oxide).....           250,000(3)                2002

Ludwigshafen, Germany      EB (ethyl benzene)
                           replacement..............           600,000                   2002
                           SM (styrene monomer)
                           replacement..............           550,000                   2002
                           Ultrason-Registered Trademark-
                           (polyethersulfone and
                           polysulfone).............             5,000                   2002

Antwerp, Belgium           MDI expansion............           320,000                   2003
                           Styrolux-Registered Trademark-
                           (styrene-
                           butadiene-styrene block
                           copolymers)..............            30,000                   2002

Schwarzheide, Germany      Basotect-Registered Trademark-
                           (melamine resin foam)....             2,000                   2003

Tudela, Spain              Styrodur
                           C-Registered Trademark-
                           (extruded polystyrene)...           100,000(4)                2002

---------------

(1) Conducted through a joint venture with SINOPEC and the Hua Yi Group of China as well as Huntsman-ICI Polyurethanes and Nippon Polyurethanes (capacity reflects total joint venture capacity of which BASF has a 35% share).

(2) Conducted through a joint venture with SINOPEC and the Hua Yi Group of China (capacity reflects total joint venture capacity of which BASF has a 70% share).

(3) Conducted through a 50-50 joint venture with Shell Eastern Petroleum Pte. Ltd. (capacity reflects total joint venture capacity).

(4) Measured in cubic meters.

STYRENICS

    OVERVIEW

    BASF is one of a small number of global producers of styrenics, supplying approximately 700 principal customers in all major geographic markets of the world.

    The Styrenics division supplies customers with plastics to make thousands of products ranging from food containers and housings for consumer products to foamed boards for building insulation. Polystyrene, which can be used in both rigid and foamed applications, is an easy-to-process material and offers an excellent price-to-performance ratio compared with alternative materials, giving it an advantage in the high-growth consumer packaging and consumer goods industries. BASF believes similar growth opportunities exist for the division's two major products used in building insulation -- Styropor-Registered Trademark- and Styrodur-Registered Trademark-. The division's styrene copolymers are especially well suited for high-performance applications, which call for materials that are stiff or durable against weathering.

    The Styrenics division purchases approximately 30% of its raw materials from within BASF, benefiting significantly from the Verbund approach to integration. The division's principal raw materials are benzene, ethylene, butadiene rubber and acrylonitrile. BASF continues to fine-tune Verbund structures at its production sites and to carry out backward integration where appropriate.

    BASF believes that achieving cost and technology leadership, as well as strengthening its global presence are crucial to ensuring the continued competitiveness of its styrenics products. Through acquisitions and capacity expansions, BASF produces polystyrene, expandable polystyrene products and styrene copolymers in all major markets.

    Major projects over the last two years included:

    - adding GPPS (general purpose polystyrene) capacity in Nanjing, China for BASF's joint venture, Yangzi-BASF Styrenics Company Ltd. (BASF participation: 60%);

    - modernizing the ethyl benzene and styrene plants in Ludwigshafen, Germany, and Antwerp, Belgium;

    - setting up a joint venture with Shell Eastern Petroleum Pte. Ltd. to bring a world-scale SMPO (styrene monomer/propylene oxide) plant in Singapore on stream in the second half of 2002;

    - acquiring a majority share in the polystyrene activities of Pushpa Polymers Pvt Ltd. (PPPL) -- now BASF Styrenics Private Company Ltd. -- from the Chatterjee group in the fast-growing Indian market;

    - starting up a styrene copolymers plant in Altamira, Mexico; and

    - starting up a new plant for Basotect-Registered Trademark- (melamine resin foam) in Schwarzheide, Germany.

    As a result of these activities, BASF currently operates polystyrene plants in what it considers to be the world's most important markets. The division sells approximately 90% of its products to external customers.

    In Asia and South America, which BASF views as long-term growth markets for the Styrenics division, the company aims to expand its market presence by improving the capacity of existing plants in the region. In Europe, the division is focusing on consolidating and upgrading the ethyl benzene and styrene operations and streamlining polystyrene production capacity at existing sites. In its styrene copolymers business, the division's restructuring efforts include improving production processes and workforce reductions. BASF intends to continue expanding its production capacities for specialties such as Styrolux-Registered Trademark- and Basotect in Europe. In North America, BASF is aiming to strengthen its position in the markets for polystyrene and styrene copolymers by concentrating its production activities, improving logistics and streamlining its workforce.

    The Styrenics division's sales to third parties were E3,267 million in 2001.

    PRODUCTS

    The Styrenics division's key product lines include:

    PS, PS-I (POLYSTYRENE)

    BASF's polystyrene products range from rigid and transparent general-purpose plastics to high impact-resistant grades that customers shape using injection molding, extrusion and blow molding. Styrolux complements BASF's polystyrene product portfolio and combines toughness with transparency. BASF sells polystyrene globally and ships it to customers in granulate form.

    Primary applications:

    - Packaging and disposable products

    - Household appliances

    - Housings for consumer electronics

    EPS (EXPANDABLE POLYSTYRENE)

    BASF sells expandable polystyrene under the brand name Styropor. Styropor is a leading product in the building insulation market.
Neopor-Registered Trademark-, a new product with superior insulation capabilities, has been introduced in the European market. BASF sells expandable polystyrene globally and ships it to customers in the form of beads. Insulation manufacturers transform the beads into foam boards for sale to wholesalers. Other customers transform the beads into shape-molded parts for packaging. Expandable polystyrene's advantages include heat insulation, high compressive strength, shock absorption, low weight and moisture resistance.

    Primary applications:

    - Building insulation

    - Packaging

    ABS (ACRYLONITRILE-BUTADIENE-STYRENE COPOLYMERS)

    Terluran-Registered Trademark- and Ronfalin-Registered Trademark- are trade names for BASF's top styrene copolymer plastic. It offers superior surface quality, colorfastness and luster.

    Primary applications:

    - Electrical and consumer electronics equipment

    - Household appliances

    - Office equipment

    - Automotive components

    ASA (ACRYLONITRILE-STYRENE-ACRYLATE COPOLYMERS)

    Luran-Registered Trademark- S is the trade name for BASF's styrene copolymer plastic modified with rubber to make it durable against weathering, aging and chemicals.

    Primary applications:

    - Uncoated exterior automotive parts

    - Sports equipment such as surfboards and boats

    - High-end electrical equipment such as microwave ovens and coffeemakers

    SAN (STYRENE-ACRYLONITRILE COPOLYMERS)

    Luran is BASF's trade name for SAN plastic. It is transparent, chemical and dishwasher resistant and offers a high degree of stiffness and resistance to temperature change.

    Primary applications:

    - Household and toiletry items

    - Cosmetics packaging

    - Office and household equipment

    MABS (METHACRYLATE-ACRYLONITRILE-BUTADIENE-STYRENE COPOLYMER)

    Terlux-Registered Trademark- is the trade name for BASF's MABS plastic. It offers transparency, luster, toughness and resistance against chemicals.

    Primary applications:

    - Hygiene and cosmetic product containers

    - Medical equipment housings

    - Office equipment housings

    ABS/PA BLEND (BLEND OF ACRYLONITRILE-BUTADIENE-STYRENE COPOLYMER AND
     POLYAMIDE)

    Terblend-Registered Trademark- N is the trade name for BASF's blend of plastics that offers a very high degree of toughness, excellent processibility and luster.

    Primary applications:

    - Exterior and interior automotive parts (hubcaps, mirror housings, dashboard trim pillar covers)

    - Garden equipment

    - Children's toys

    PS/PPE BLEND (BLEND OF IMPACT MODIFIED POLYSTYRENE AND POLYPHENYLENE ETHERS)

    Luranyl is the trade name for BASF's blend of plastics that offers high heat resistance, high dimensional stability, hot water resistance and low moisture absorption.

    Primary applications:

    - Plumbing and sanitary applications

    - Battery chargers

    XPS (EXTRUDED POLYSTYRENE)

    BASF sells extruded polystyrene under the brand name Styrodur. It is a green, extruded, rigid polystyrene foam that is made using environmentally friendly carbon dioxide as a blowing agent. Styrodur is a leading product in the building insulation market, where BASF sells it to wholesalers in the form of foam boards. Sales of the Styrodur product line, which offers heat insulation, low water absorption and compressive strength, are concentrated in Europe.

    Primary application: Building insulation.

    EPP (EXPANDABLE POLYPROPYLENE)

    BASF sells expandable polypropylene, which is often used to make foam components, under the brand name Neopolen-Registered Trademark- P. BASF ships Neopolen to customers in the form of pre-expanded beads. Sales are concentrated in Europe and North and South America.

    Primary applications:

    - Automotive components

    - Packaging for fragile products

    - Insulation pads

    - Sports equipment

    MF (MELAMINE RESIN FOAM)

    BASF sells melamine resin foam under the brand name Basotect. It is a flexible foam material that absorbs sound and offers high heat resistance and good flame retardant attributes. BASF ships Basotect to customers as foam boards or foam blocks. The product's primary markets are Europe, the United States and Japan.

    Primary applications:

    - Automotive components

    - Soundproofing materials

    - Fire protection materials

    - Household and consumer applications

    Production capacities as of December 31, 2001 for the major products in the Styrenics division are as follows:

                                                              ANNUAL PRODUCTION CAPACITY
PRODUCT                                                             (METRIC TONS)
-------                                                       --------------------------
Styrene and styrene-based polymers (styrene monomer,
  polystyrene, expandable polystyrene, copolymers)..........           4,922,000(1)
XPS (extruded polystyrene)..................................           1,150,000(2)
EPP (expanded polypropylene)................................              10,800
MF (melamine resin foam)....................................             150,000(2)

---------------

(1) Capacity reflects total joint venture capacities. These include:

    - 550,000 metric tons of styrene monomer through a joint venture between BASF (50%) and Shell Group;

    - 120,000 metric tons of styrene monomer, 140,000 metric tons of polystyrene and 45,000 metric tons of expandable polystyrene through a joint venture between BASF (60%) and Yangzi Petrochemical Corporation; and

    - 57,000 metric tons of expandable polystyrene through a joint venture between BASF (50%) and Alfa Group.

(2) Measured in cubic meters.

    MARKETS AND DISTRIBUTION

    In 2001, Europe accounted for approximately 50% of the Styrenics division's sales; North America for approximately 23%; the Asia, Pacific Area, Africa region for approximately 21%; and South America for 6%.

    The Styrenics division sells products primarily through its own regional sales force, supported by BASF technical and marketing experts. The Styrenics division is increasingly relying on e-commerce for distributing its products. Activities include BASF's Plastics Portal as well as the company's participation in Omnexus; an independent business-to-business online marketplace that focuses on delivering products and related services to plastics injection molders around the world.

    The market for styrenics is global and characterized by narrowing margins, price competition and a push toward greater commodity-based pricing. Competition is predominantly based on price, followed by quality and, increasingly, on global delivery capabilities. The division's major customers require that top suppliers have a global presence and provide accompanying services, such as technical support. Demand for styrenics continues to rise due to overall economic growth in both industrial and emerging markets. In addressing these trends, BASF aims to become a leader in terms of cost and technology and is expanding its production and marketing presence to all major markets.

    The principal global competitor of the Styrenics division is The Dow Chemical Company of the United States. The division also competes in North America with Nova Chemical Corporation of Canada and in Europe with ATOFINA of France and Enichem of Italy. In Asia, BASF competes with other regional competitors, such as Chi Mei of Taiwan.

PERFORMANCE POLYMERS

    OVERVIEW

    BASF is one of the world's leading producers of engineering plastics and manufactures nylon fibers and fiber intermediates. The Performance Polymers division's products are found in numerous items used in daily life: in high-performance engineering plastics for automotive or electrical applications, as well as in carpets and other textiles.

    On July 1, 2001, the former Engineering Plastics and Fiber Products divisions were combined to form the new Performance Polymers division. Polyurethane intermediates -- primarily, aniline -- were transferred to the Polyurethanes division from the Intermediates division of the Chemicals segment. Prior year amounts have been restated to reflect these changes. BASF believes that through the Performance Polymers division it will be able to exploit the synergies of the company's nylon value-adding chain more effectively.

    The Performance Polymers division's principal raw materials are cyclohexane, ammonia and propylene, which are purchased both from external suppliers and from within BASF. The division benefits significantly from BASF's Verbund approach to integration, purchasing approximately 65% of the raw materials for the division's engineering plastics products from other BASF operations.

    Many of the Performance Polymers division's engineering plastics have chemical and physical properties that enable them to withstand high temperatures and to resist chemical exposure to corrosives and solvents. These properties make the products less susceptible to physical damage in a variety of high performance applications.

    The division sells its engineering plastics to approximately 1,500 customers worldwide. The customer base consists largely of high-performance plastic molders and plastic component manufacturers in the automotive, consumer electronics, electrical equipment and packaging industries. These customers often rate product performance and customer support as important, but prices are becoming increasingly critical to customers in choosing a supplier.

    To compete effectively in this market, the Performance Polymers division seeks to maintain and increase its preferred supplier status with global customers, many of whom demand collaboration in developing specific plastic applications. The division works with suppliers to automotive manufacturers to develop specific applications for parts such as engine components, airbag housings and electronic connectors.

    To boost its competitiveness, the division is also replacing older plants with new, world-scale plants that provide significant economies of scale and is carrying out measures to contain costs. In Europe and North America, the division is continuing with a restructuring program to improve the division's long-term earnings potential. This includes consolidating its product portfolio by eliminating unprofitable product lines, entering into strategic alliances for its specialty products and streamlining its workforce in these regions. BASF is also expanding the division's activities in Asia, a region to which many customers have relocated operations, to support both regional consumption and exports.

    The Performance Polymers division also produces two types of nylon -- nylon 6 and nylon 6,6 -- as well as their monomers caprolactam, adipic acid and hexamethylenediamine. The division sells its fiber and fiber intermediates products to approximately 500 customers worldwide. In North America, customers include commercial and residential carpet producers, and tier one automotive carpet suppliers. BASF has been experiencing overcapacity for its fiber products in North America and has been consolidating its production capacities in this region to improve capacity utilization rates and control costs.

    The Performance Polymers division's sales to third parties were E2,241 million in 2001.

    PRODUCTS

    BASF's Performance Polymers division delivers its products to customers primarily as pellets and in liquid form, but also as nylon filaments.

    The Performance Polymers division offers the following product lines:

    ENGINEERING PLASTICS

        PA (POLYAMIDE)

        Ultramid-Registered Trademark- is the trade name for BASF's plastics based on nylon 6, nylon 6,6 and other copolymers manufactured by BASF. It offers toughness and strength as well as both heat and chemical resistance.

        Primary applications:

       - Automotive engine intake manifolds, pedals and engine covers

       - Flame retardant plastics for electrical components such as switches and circuit breakers

       - Housings for electrical equipment

       - Films for food packaging

        PBT (POLYBUTYLENE TEREPHTHALATE)

        Ultradur-Registered Trademark- is the trade name for BASF's plastic based on PBT. It features high stiffness, strength, dimensional stability and heat and aging resistance.

        Primary applications:

       - Electrical connectors

       - Automotive components such as windshield wiper arms

       - Housings for automotive transmissions

        POM (POLYOXYMETHYLENE)

        Ultraform-Registered Trademark- is the trade name for BASF's POM plastic. It offers high stiffness and strength, resilience and low wear.

        Primary applications:

       - Clips and fasteners

       - Speaker grilles

       - High-end children's toys

       - Mechanical and precision engineering devices such as shafts and gears

        PES (POLYETHER SULFONE) AND PSU (POLYSULFONE)

        Ultrason-Registered Trademark- S and E are the trade names for BASF's PES and PSU plastics. They are distinguished primarily by their high resistance to heat and are used in high performance applications. These products can replace other plastics such as thermosets as well as metals and ceramics. The most important features of Ultrason are stiffness, and resistance to water and oily substances even at high temperatures. Other important features include electrical insulation properties and dimensional stability.

        Primary applications:

       - Automobile oil circulation systems, headlight reflectors and housings

       - Microwave dishes, infant formula bottles

       - Medical equipment

    FIBER INTERMEDIATE PRODUCTS INCLUDING CAPROLACTAM, POLYCAPROLACTAM, ADIPIC ACID, ADIPONITRILE AND HEXAMETHYLENEDIAMINE

    Caprolactam forms the basis for manufacturing polycaprolactam, the main precursor for nylon 6. BASF sells a variety of caprolactam products, including caprolactam in its pure form, nylon 6 for use in engineering plastics and Ultramid BS-Registered Trademark-, a nylon 6-based spinning polymer. Adipic acid, acrylonitrile and hexamethylenediamine form the basis for nylon 6,6. BASF sells a variety of nylon 6,6 products, including adipic acid and hexamethylenediamine in their pure forms, Ultramid A-Registered Trademark-, which is used for engineering plastics, and Ultramid AS-Registered Trademark-, a nylon 6,6-based spinning polymer. BASF sells most of these products globally.

    Primary applications include precursors for fibers used in:

    - Carpeting

    - Apparel

    - Upholstery fabrics

    CARPET PRODUCTS

    BASF is a leading supplier of nylon 6 BCF (bulk continuous filaments). BASF supplies both pre-colored and natural nylon 6 BCF to the commercial and residential carpet markets, primarily in North America and Asia. In addition, major vehicle manufacturers in North America use BASF's solution-dyed nylon 6 yarns in automotive carpet applications. BASF's trade names for nylon fibers and yarns include Zeftron 2000-Registered Trademark- solution-dyed nylon and SAVANT-TM-, a new carpet fiber, which is resistant to stains and to the effects of ozone exposure, and which is targeted at the high-end commercial carpet segment. The division also promotes the 6ixAgain-Registered Trademark-carpet-recycling program in the United States, which recycles carpets so that the nylon materials can be reused by BASF and resold to external customers.

    Primary applications:

    - Commercial carpets

    - Residential carpets

    - Automotive carpets

    Production capacities as of December 31, 2001 for the major products in the Performance Polymers division are as follows:

                                                              ANNUAL PRODUCTION CAPACITY
PRODUCT                                                             (METRIC TONS)
-------                                                       --------------------------
Polyamide...................................................            620,000
PBT.........................................................             80,000(1)
POM.........................................................             71,000
PES and PSU.................................................              3,000
Caprolactam.................................................            720,000
Adipic acid.................................................            270,000
Acrylonitrile...............................................            300,000
Nylon carpet fibers.........................................            120,000

---------------

(1) Conducted through a 50-50 joint venture with GE Plastics N.V. (capacity reflects total joint venture capacity).

MARKETS AND DISTRIBUTION

    In 2001, Europe accounted for 43% of the Performance Polymers division's sales; North America for 39%; the Asia, Pacific Area, Africa region for 17%; and South America for 1%.

    The division's customers for engineering plastics, particularly in the automotive industry, are primarily global companies that demand uniform worldwide standards for products and services in all major markets. BASF sells engineering plastics products primarily through its own regional sales force supported by BASF's technical centers in Germany, the United States and Japan. These centers not only help customers develop applications, but also independently research new markets and applications in which plastics can replace more conventional materials such as metal or wood. In Asia the division is expanding its sales force to build on its solid position in the market.

    The sales force responsible for the division's fiber products targets its efforts at the mills that produce nylon-containing carpets and textiles in Europe, Asia and the United States to create awareness and demand for the division's products. The markets for caprolactam and the other fiber intermediate products are characterized by cyclicality, price competition and commodity pricing.

    The Performance Polymers division is increasingly relying on e-commerce as a channel for distributing its products. Besides operating its own Plastics Portal, BASF also participates in Omnexus; an independent business-to-business online marketplace that focuses on delivering products and related services to plastics injection molders around the world.

    Major global competitors in the engineering plastics market include Bayer and Celanese AG of Germany, DuPont and General Electric Company of the United States, DSM N.V. of the Netherlands and Rhodia S.A. of France. The nylon market is characterized by a small number of global producers, including E.I. du Pont de Nemours and Company, Honeywell Inc. and Solutia Inc. of the United States, Rhodia and DSM.

POLYURETHANES

    OVERVIEW

    BASF's Polyurethanes division is one of the world's three largest producers of polyurethanes, important specialty plastics used to produce a wide spectrum of rigid, flexible, foamed and compact components for consumer products.

    A polyurethane is a polymer that is produced through the reaction of two liquid chemicals -- an isocyanate and a polymeric alcohol (a polyol). Polyurethane customers buy these liquid chemicals and combine them at their own manufacturing sites to produce polyurethane foams or parts. BASF offers over 3,500 customized polyurethane solutions. These products are often used to make a variety of automotive parts, including bumpers, steering wheels and instrument panels. BASF's polyurethanes can also be found in household goods, such as mattresses and upholstery, and in sports equipment, such as in-line skates and athletic shoes. The fashion industry is increasingly using BASF's polyurethanes, particularly to manufacture synthetic leathers.

    The Polyurethanes division sells its products to customers in two principal ways:

    - POLYURETHANE BASIC MATERIALS: The Polyurethanes division sells individual polyurethane basic materials (isocyanates and polyols) to customers. The customers then apply their own technology to formulate the liquid basic materials so that when combined they will react and solidify into a material with particular properties.

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

    The Polyurethanes division's success can be traced to maintaining low costs, establishing a global presence for polyurethane basic materials and maintaining strong relationships with customers for polyurethane systems and special elastomers. To reduce basic material costs, the division is increasing capacity utilization rates at existing plants and shifting production from older, less efficient plants to new, world-scale plants that offer substantial economies of scale. In addition, the division benchmarks its production processes against those of its competitors.

    To build on its strong relationships with customers, the Polyurethanes division is expanding its regional activities, focusing above all on the Asian market. For example, in Singapore BASF, along with its joint venture partner Shell Eastern Petroleum Pte Ltd., is building a world-scale plant which is scheduled to go on stream in the second half of 2002 with an annual production capacity of 250,000 metric tons of propylene oxide. And in Caojing, China, BASF plans to build an integrated isocyanates manufacturing facility with Huntsman and local partners that is scheduled to come on stream in 2005.

    For polyurethane systems and special elastomers, strong relationships with leading industry customers are crucial because of the highly individualized nature of these products. To strengthen its relationships with customers, BASF has established a global network of system houses, which are production sites that work closely with customers to provide specially formulated products for individual needs. The Polyurethanes division currently has 24 system houses around the world in locations near customers. BASF recently acquired two new system houses in the United States and Turkey, and intends to establish or acquire more.

    The Polyurethanes division's sales to third parties were E2,677 million in 2001.

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

           - Furniture interiors

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

    POLYURETHANE SPECIAL ELASTOMERS

    BASF sells polyurethane special elastomers, consisting of TPU (thermoplastic polyurethane elastomers) and cellular elastomers, mainly in Europe, South America, North America and Japan. The automotive and electrical industries are the major customers for these products.

        TPU

           BASF sells TPU under the trade name Elastollan-Registered Trademark-. Elastollan is based on both polyether polyols and polyester polyols. It is supplied in granular form to customers who use it primarily to make flexible plastic cable coverings. Customers for these products are primarily in the automotive and cable and wire industries.

        CELLULAR ELASTOMERS

           The trade names for BASF's cellular elastomers, or shock-absorbing, rigid plastics, are Cellasto-Registered Trademark-,
       Elastocell-Registered Trademark- and Emdicell-Registered Trademark-. BASF is the world's largest producer of cellular elastomers and sells them, for example, as molded end-products for use as shock absorbers and buffers in the automotive industry and as components in sports equipment.

    Production capacities as of December 31, 2001 for the major products in the Polyurethanes division are as follows:

                                                              ANNUAL PRODUCTION CAPACITY
PRODUCT                                                             (METRIC TONS)
-------                                                       --------------------------
MDI.........................................................            560,000
TDI.........................................................            190,000
Polyester polyols...........................................            112,000
TPU (thermoplastic polyurethane)............................             45,000
Polyether polyols...........................................            515,000
Propylene oxide.............................................            250,000(1)

---------------

(1) Conducted through a 50-50 joint venture with Shell Nederland Chemie B.V. (capacity reflects total joint venture capacity).

MARKETS AND DISTRIBUTION

    In 2001, Europe accounted for approximately 47% of the Polyurethanes division's sales; North America for approximately 32%; the Asia, Pacific Area, Africa region for approximately 18%; and South America for approximately 3%.

    The Polyurethanes division markets its products on two different levels. First, the division sells its polyurethane basic materials globally as commodities. Second, the division sells its polyurethane systems and special elastomers globally as customized, ready-to-use products, which comprise more than half of the division's products based on volume.

    Global demand for all polyurethane products is expected to continue growing as the global economy continues to expand. The market for polyurethane basic materials is less cyclical than the market for most other standard plastics, primarily because polyurethane basic materials are relatively specialized and are produced pursuant to proprietary technologies that BASF possesses. Competition in the market for basic materials is based primarily on price, although product quality and technical application assistance are also important to customers.

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

                              PERFORMANCE PRODUCTS

SEGMENT OVERVIEW

    BASF is a leading global producer of performance chemicals, coatings and functional polymers through its Performance Products segment. Formerly known as the Colorants & Finishing Products segment, this segment produces a broad range of high-value chemicals that it sells to many global companies in the automotive, paper, packaging, textile, sanitary care, construction, coatings, printing and leather industries.

    On July 1, 2001 the Colorants division and Specialty Chemicals division were merged to form the Performance Chemicals division. The polyvinylpyrrolidone
(PVP) product line for technical applications was transferred to the Functional Polymers division from the Fine Chemicals segment. Prior year amounts have been restated to reflect these changes. The Functional Polymers division, formerly known as the Dispersions division, was renamed to reflect more accurately the division's portfolio of products, which includes not only dispersions.

    The following table sets forth the segment's sales to third parties, percentage of total BASF sales, intersegmental transfers, income from operations and capital expenditures for the last three years:

                                                                     2001             2000             1999
                                                                  -----------      -----------      -----------
                                                                               (EUROS IN MILLIONS)
Sales to third parties......................................      E     8,154      E     8,418      E     7,553
Percentage of total BASF sales..............................              25%              23%              26%
Intersegmental transfers....................................      E       322      E       314      E       751
Income from operations......................................      E        99      E       586      E       708
Capital expenditures........................................      E       418      E     1,332      E       394

    The segment's products often represent the final stages in many value-adding chains within BASF's Verbund approach to integration. This approach allows the Performance Products segment to purchase many of its raw materials from within BASF, thereby generating efficiencies in logistics and savings in energy, transportation, purchasing and infrastructure costs. BASF uses these efficiencies and savings to achieve cost leadership for many of the products in the segment.

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

    The divisions comprising the Performance Products segment and their principal products are:

PERFORMANCE CHEMICALS:

MAJOR PRODUCTS                                                      PRIMARY APPLICATIONS
--------------                                                      --------------------
-                      Pigments and resins for coatings and         -         Automotive, decorative, industrial paint
                       plastics                                               and wood applications as well as plastics

-                      Printing systems                             -         Printing inks and printing plates for print
                                                                              media and packaging industries

-                      Isobutene derivatives such as polyisobutene  -         Precursors and components for products such
                                                                              as fuel additives

-                      Surfactants                                  -         Products for detergents and cleaners,
                                                                              textile and leather auxiliaries

-                      Hydrocyanic acid derivatives such as         -         For pulp manufacturing, electroplating,
                       chelating agents                                       laundry detergents and photographic
                                                                              chemicals

-                      Performance chemicals for textiles           -         Entire textile processing chain including
                                                                              ink-jet inks

-                      Leather dyes and chemicals                   -         Leather production using beamhouse agents
                                                                              and tanning auxiliaries, fatliquors and
                                                                              water repellents, drum dyes and dyeing
                                                                              auxiliaries as well as products for leather
                                                                              finishing

COATINGS:

MAJOR PRODUCTS                                                      PRIMARY APPLICATIONS
--------------                                                      --------------------
-                      Automotive OEM (original equipment           -         Automotive coatings for vehicle manufacturers
                       manufacturer) coatings

-                      Automotive refinish coatings                 -         Automotive coatings for repair work

-                      Industrial coatings                          -         Commercial vehicles, household appliances,
                                                                              industrial buildings, automotive components
                                                                              and wood finishes

-                      Decorative paints in South America           -         Interior and exterior use in residential and
                                                                              commercial buildings

FUNCTIONAL POLYMERS:

MAJOR PRODUCTS                                                      PRIMARY APPLICATIONS
--------------                                                      --------------------
-                      Acrylic monomers                             -         Precursors for dispersions, superabsorbents,
                                                                              detergents, flocculants and fibers

-                      Polymers                                     -         Adhesives; paints and finishes; and non-
                                                                              woven materials and chemicals for the
                                                                              construction industry

-                      Paper chemicals                              -         Paper-processing chemicals, paper dyes,
                                                                              dispersions for paper coating

-                      Superabsorbents                              -         Absorbent materials for diapers and sanitary
                                                                              care products

SEGMENT STRATEGY

    The focus of the Performance Products segment is on developing integrated system solutions that provide customers with tailor-made products and application processes. BASF believes that through these efforts it can differentiate the segment's products and services from those of its competitors and foster close, lasting relationships with its customers.

    Key strategies for the divisions in this segment are as follows:

    - PERFORMANCE CHEMICALS

    The Performance Chemicals division was formed in 2001 to more effectively market and sell BASF's high-value chemicals, which customers purchase mainly on the basis of product quality and performance. To compete successfully with low-cost industry leaders and new competitors from Asia and South America, the division undertook restructuring measures over the past four years to improve its costs structures. The division has expanded its production capacity for nonionic surfactants in North America and aims to further strengthen its position in this market through close cooperation with key customers. The Performance Chemicals division is focusing its capital spending on continuing to improve cost structures by employing the most efficient technologies and processes available. In this division, BASF is intensifying its marketing activities in Asia and North America.

    - COATINGS

    In the past year, the Coatings division streamlined its product lines to eliminate less profitable products and improve its financial performance. The division focuses on four product lines -- automotive coatings, automotive refinish coatings, industrial coatings and, for the South American market, decorative paints. BASF believes that the Coatings division can achieve and sustain a leading market position and attain high profitability in these product lines. The Coatings division is seeking to strengthen these activities through internal growth, joint ventures and acquisitions. The division aims to strengthen its position in Asia in particular.

    - FUNCTIONAL POLYMERS

    The Functional Polymers division aims to build on its position as a leading supplier of acrylic acid and its derivatives, to improve its cost and technology leadership, to expand its businesses in all regions and to grow profitably by introducing innovative products. To achieve these goals, the division is focusing its capital spending on building production plants close to customers to reduce transportation costs. Despite a current oversupply of acrylic monomers in Asia, demand in this region is expected to continue increasing. BASF currently plans to build new plants for acrylic acid and acrylic esters in Nanjing, China, which are expected to be in operation by 2005. In Europe and North America, a comprehensive restructuring program is under way to improve the division's cost competitiveness.

    The main capital expenditure projects for the Performance Products segment currently include:

                                                                   PROJECTED ANNUAL
                                                                CAPACITY AT COMPLETION   PROJECTED
                                                                      OF PROJECT         START-UP-
LOCATION                        PROJECT                             (METRIC TONS)        OF PROJECT
--------                        -------                         ----------------------   ----------
Hamina, Finland                 Dispersions for paper coatings          140,000             2002

Geismar, Louisiana              A new nonionic surfactants               40,000             2002
                                plant

Ludwigshafen, Germany           A new plant for                          10,000             2003
                                methanesulfonic acid

    In 2001, capital expenditures for the Performance Products segment totaled E418 million. The segment also spent E197 million on research and development activities in 2001.

PERFORMANCE CHEMICALS

    OVERVIEW

    BASF is one of the world's largest manufacturers of high-value chemicals, which the company sells through its Performance Chemicals division to over 10,000 customers worldwide in a wide variety of industries including the detergent, printing, coating, leather, automotive, oil and textile industries.

    BASF believes that its Verbund approach to integration gives the Performance Chemicals division an advantage over small and medium-sized companies that lack the cost advantages of integration. The Performance Chemicals division purchases approximately 45% of its raw materials from other BASF operations, generating efficiencies in logistics and savings in energy, transportation, purchasing and infrastructure costs. The division consumes a multitude of raw materials and has no principal raw materials or dominant suppliers. The Performance Chemicals division sells nearly 90% of its products to external customers.

    The Performance Chemicals division is made up of business units which are each responsible for marketing and selling the division's products to specific industries. BASF views the detergents industry as one of the division's most important markets. The company is one of the largest producers of nonionic surfactants. Surfactants enhance cleansing efficiency and are used for example in household detergents and dishwashing agents as well as in industrial and institutional cleaning applications. The production capacity for nonionic surfactants in North America was expanded in 2001, and BASF aims to continue building on its position by working closely with key customers of these products.

    In the recent past, the division's products for the pigment, textile and leather industries had experienced continual pressure on prices, a drop in demand and worldwide overcapacity. Restructuring measures that were undertaken over the past four years have largely been completed. As a result, the division has improved its capacity utilization rates by narrowing its product line, by restructuring and consolidating production sites and by transferring production capacity from Europe to Asia, where the fastest-growing customer base is located. By merging the marketing and sales activities for pigments and resins in the Performance Chemicals division, BASF believes it will be able serve the coatings industry more efficiently and strengthen its position in the market for these products.

    The Performance Chemicals division is now intensifying its marketing activities in Asia as well as in North America, where it is focusing on the detergent, mineral oil and printing industries. The division is working closely with customers to develop high-value products and tailor-made solutions which help customers optimize their production processes and reduce their costs so that they can offer their respective customers more competitive solutions. Through these activities, the Performance Chemicals division aims to grow faster than the market.

    The Performance Chemicals division's sales to third parties were E3,345 million in 2001.

    PRODUCTS

    The Performance Chemicals division sells its products globally. The major product groups of the Performance Chemicals division are:

    PIGMENTS AND RESINS FOR COATINGS AND PLASTICS

    The Performance Chemicals division offers organic and inorganic pigments, pigment preparations, non-textile dyes, process chemicals and resins. Resins are film-forming components used in UV (ultraviolet) curing coatings, urethane systems and melamine based coatings. Pigments are insoluble dry coloring materials for paints, plastics, inks and other special applications. BASF's pigments and resins are used primarily in automotive, decorative, industrial paint and wood applications, as well as in the plastics industry.

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

    ISOBUTENE DERIVATIVE CHEMISTRY

    Isobutene is the starting material for polyisobutene, the most important component for BASF's Keropur-Registered Trademark- and Puradd-Registered Trademark- brand fuel additives. Through its highly reactive polyisobutenes, BASF has established a new standard in the fuel and lubricant additives market. BASF is the only industry supplier with a product portfolio spanning low to ultra high molecular polyisobutenes, and is also one of the world's largest manufacturers of polyisobutene derivatives such as polyisobuteneamine, which is part of the isobutene value-adding chain.

    SURFACTANTS

    BASF produces a wide range of nonionic surfactants based on aliphatic alcohols, ethylene and propylene oxide. Such products are used in detergents and cleaners, textile and leather auxiliaries.

    HYDROCYANIC ACID DERIVATIVE CHEMISTRY

    BASF produces several chelating agents based on hydrocyanic acid which serve as process chemicals in various industries. Applications include pulp manufacturing, electroplating, laundry detergents, cleaners and photographic chemicals.

    PERFORMANCE CHEMICALS FOR TEXTILES

    BASF offers textile and dyeing auxiliaries, pigment preparations for textile printing as well as inks for ink-jet printing technology. BASF's product range covers a wide spectrum of textile applications.

    LEATHER DYES AND CHEMICALS

    BASF is one of the world's leading producers of leather chemicals and dyes, producing a full range of products for nearly all aspects of the leather production process.

    Production capacities for the major products in the Performance Chemicals division as of December 31, 2001 were:

PRODUCT                                                       ANNUAL PRODUCTION CAPACITY
-------                                                       --------------------------
Organic pigments............................................  39,500 metric tons
HDI.........................................................  10,000 metric tons
Printing inks...............................................  200,000 metric tons
Printing plates.............................................  1,000,000 square meters
Polyisobutene...............................................  75,000 metric tons
Nonionic surfactants........................................  305,000 metric tons

    MARKETS AND DISTRIBUTION

    In 2001, Europe was the Performance Chemicals division's principal market, accounting for 58% of its sales. The Asia, Pacific Area, Africa region accounted for 18%; North America for 18%; and South America for 6%.

    BASF's own regional sales network sells most of the Performance Chemicals division's products. Distributors sell the balance of products, primarily to smaller customers. In the Performance Chemicals division, BASF generally considers Ciba Specialty Chemicals Holding Inc. and Clariant International Ltd. of Switzerland, Shell Chemicals U.K. of the United Kingdom, DIC/Sun Group of Asia and Bayer AG of Germany to be its main competitors.

    The Performance Chemicals division is organized into the following business units, which each market and sell the division's products to specific industries and have specific competitors:

    COATINGS, PLASTICS AND SPECIALTIES

    BASF considers itself to be among the industry leaders along with Ciba, Clariant and Bayer in supplying pigments, resins and additives to the coatings, plastics and specialties industries. BASF sells these products primarily in Europe from large production sites in Germany, but also supports its regional marketing activities through production sites in Brazil and China.

    PRINTING INDUSTRY

    The primary market for BASF's printing systems products is Europe, but Asian competitors dominate the global market.

    AUTOMOTIVE AND OIL INDUSTRY

    This business unit sells the division's fuel additives primarily under the brand names Puradd (in the United States) and Keropur, and mainly in North America and Europe.

    DETERGENTS AND FORMULATORS

    BASF, along with Sasol Chemical Industries Ltd., is a leading supplier of nonionic surfactants to the detergents industry. Other major suppliers include Shell International B.V. and Cognis Corp. In chelating agents, BASF is a worldwide leading supplier together with Akzo Nobel N.V. and The Dow Chemical Co.

    TEXTILES

    BASF is one of the world's top three producers of performance chemicals for textiles, along with Clariant and Ciba. BASF is concentrating its sales and marketing activities of these products on Asia and Europe.

    LEATHER

    In leather dyes and chemicals, BASF and Clariant are the world's leading producers, and compete against Bayer, TFL Ledertechnik GmbH & Co. KG of Germany; Stahl International B.V. of the Netherlands and a host of small regional producers. The most important markets for BASF's leather products are Asia, Europe and South America. BASF manufactures these products in 16 countries to best meet the needs of a highly fragmented market comprised primarily of small customers.

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

    The key to the Coatings division's success is maintaining preferred supplier status with major customers by working with them to develop system solutions, which are tailor-made products and services. These system solutions help the division differentiate its product offerings from those of its competitors and foster lasting relationships with customers. In developing these system solutions, the Coatings division also draws on advances stemming from BASF's research and development activities. Currently, the Coatings division is focusing its research activities on developing environmentally friendly coating technologies with high quality characteristics such as scratch resistance. Ultraviolet (UV) curing coatings represent a particularly promising technology.

    Being able to deliver tailor-made products quickly is also important to the division's success. Customers that use automotive and industrial coatings require in particular quick delivery of coatings at specified times to accommodate their just-in-time approach to manufacturing. To satisfy these needs, BASF's Coatings division is locating its operations near its customers' production sites.

    Over the next five years, the Coatings division plans to invest approximately E310 million on expanding and improving its production processes worldwide. In Europe, this will include increasing the production capacity of powder coatings in Verbania, Italy; Munster, Germany; and in Guadalajara, Spain. In Munster, Germany, the Coatings division intends to expand the production capacity of coatings resins, which are used in automotive OEM (original equipment manufacturer) coatings. In Guadalajara, Spain, BASF is planning to build production facilities to manufacture waterborne coatings to meet the rising demand among Spanish automotive manufacturers for these products.

    The Coatings division is seeking to strengthen its position in particular in Asia. On October 1, 2000, BASF formed a 50-50 joint venture with Tokyo-based NOF Corporation. BASF NOF Coatings Co., Ltd. combines NOF's and BASF's entire coatings activities in Japan, which include automotive OEM, refinish as well as industrial coatings and covers manufacturing, sales and marketing as well as research and development activities. The joint venture plans to invest in new production facilities in Japan to manufacture automotive OEM and waterborne coatings for the automotive industry.

    The Coatings division purchases approximately 15% of its raw materials from other BASF operations. The division's principal raw materials are pigments, solvents, resins and additives, and the division does not rely on a dominant supplier. The Coatings division sells all of its products to external customers.

    The Coatings division's sales to third parties were E2,287 million in 2001.

    PRODUCTS

    The Coatings division's products are sold on a global basis, with the exception of decorative paints, which are only sold in South America. The division has the following product lines:

    AUTOMOTIVE OEM (ORIGINAL EQUIPMENT MANUFACTURER) COATINGS

    BASF offers a complete line of automotive OEM coatings and extensive technical support to major vehicle manufacturers. BASF is a leading supplier for primer coats, fillers, top-coats and clearcoats. Most of the world's leading automobile manufacturers are long-standing customers of BASF.

    AUTOMOTIVE REFINISH COATINGS

    For the refinishing of automobiles and commercial vehicles, BASF offers topcoat and undercoat materials through coating systems under the well-known brand names Glasurit-Registered Trademark- and R-M-Registered Trademark-. Most of these systems, which are sold to paint distributors and automotive repair and body shops, increasingly use solvent-reducing waterborne coatings as well as high-solid systems.

    INDUSTRIAL COATINGS

    BASF offers environmentally efficient systems for coating industrial products. Application technologies include powder, liquid, e-coat and coil coatings that are used on household appliances, commercial vehicles, industrial buildings, radiators and automotive components. Wood finishes in the furniture industry represent another key use for BASF's industrial coatings. With the acquisition of Rohm and Haas' industrial coatings business, BASF is now the second largest coil coating producer by market share and volume sold in North America and worldwide.

    DECORATIVE PAINTS

    BASF is the leading distributor of decorative paints for interior and exterior use in the South American market. BASF's dispersion and building paints are marketed under the Suvinil-Registered Trademark- trademark and enjoy a high level of customer recognition.

    Production capacities as of December 31, 2001 for the major products in the Coatings division are as follows:

PRODUCT                                                       ANNUAL PRODUCTION CAPACITY
-------                                                       ---------------------------
                                                                     (METRIC TONS)
Powder coatings.............................................            30,000
Waterborne coatings.........................................            40,000

    MARKETS AND DISTRIBUTION

    In 2001, Europe accounted for 39% of the Coatings division's sales. North America accounted for 34% and South America for 19%, while the Asia, Pacific Area, Africa region accounted for 8% of the division's sales.

    BASF sells products of the Coatings division to customers, particularly those in the automotive industry, primarily through its own sales force. Third-party distributors also sell products to the automotive refinish, industrial coatings and South American decorative paint businesses.

    The Coatings division also relies on e-commerce as a distribution channel, in particular for its automotive refinish coatings. In North America, customers of BASF's automotive refinish technologies distributor chain can order products online at bodyshopmall.com, while for customers in Europe the division has established e-commerce portals to sell its Glasurit and R-M brands.

    Although price is important to the division's customers, competition is also based on the ability of coatings suppliers to collaborate with customers and quickly deliver tailor-made products and applications, particularly to vehicle manufacturers using a just-in-time approach to manufacturing. BASF's Suvinil line of decorative paints competes in South America primarily on the basis of brand recognition, product quality and price.

    BASF considers E.I. du Pont de Nemours and Company and PPG Industries, Inc. of the United States to be the primary global competitors of the Coatings division, and Nippon Paint Company Ltd. and Kansai Paint Company Ltd. of Japan to be the division's competitors in Asia.

FUNCTIONAL POLYMERS

    OVERVIEW

    BASF's Functional Polymers division, formerly known as the Dispersions division, is one of the largest producers of acrylic acid and its derivative products, which are mainly superabsorbents and dispersions. In a dispersion, also known as an emulsion, tiny globules of polymers are suspended in a liquid, usually water. After applying a dispersion to a solid surface, the liquid evaporates, leaving the globules to dry uniformly over the surface. Dispersions are used in a multitude of industries, including the manufacture of paper, decorative paints, adhesives, non-woven materials, carpets, fibers and plastics. The Functional Polymers division also manufactures wet end chemicals for paper production. The most important customers of the Functional Polymers division are the paper, construction, adhesive, sanitary care and coatings industries.

    The Functional Polymers division purchases approximately 70% of its raw materials from other BASF operations through the company's Verbund. Such raw materials include styrene, butadiene, oxo alcohols and above all propylene, which is used to produce acrylic acid. By purchasing the vast majority of its raw materials internally, the division benefits from BASF's economies of scale in purchasing and producing raw materials, from efficiencies in logistics and from savings in energy, transportation, purchasing and infrastructure costs. The division sells most of its products to external customers, but also sells approximately 10% of its products to other BASF operations.

    BASF's goals for the Functional Polymers division are to strengthen the division's position as a leading acrylic acid manufacturer, expand the division's cost leadership and its business in all regions, and grow by introducing innovative products such as polyvinylamines -- a new class of paper chemicals.

    In Europe and North America, a comprehensive restructuring program is under way to improve the division's cost competitiveness. The division is streamlining its workforce in Europe and shifting production from older plants to new, more efficient plants. The division is also relocating specific production capacities closer to customers in an effort to reduce transportation costs. In North America, the division is reducing its workforce and consolidating its production activities to control costs and increase capacity utiliiation rates of some plants.

    The current oversupply of acrylic monomers in Asia is expected to be absorbed by increasing demand in this region. A new manufacturing complex for the production of acrylic acid and acrylic esters became fully operational in August 2000 in Kuantan, Malaysia, where it forms part of BASF's first Asian Verbund site. In China, a new plant for acrylic dispersions went on stream in Shanghai in 2001. BASF also plans to manufacture acrylic acid and acrylic esters at BASF's second Asian Verbund site in Nanjing by 2005. In South America, BASF started up a butyl acrylate plant in 2001 in Guaratingueta, Brazil, to supply this important regional market.

    The Functional Polymers division is especially committed to further expanding its leading position as a manufacturer of superabsorbents. In 2000, BASF acquired the superabsorbents business of Chemdal International Corporation, an affiliate of AMCOL International Corporation with production sites in the United States and the United Kingdom, for $657 million. Chemdal achieved sales of E238 million in 1999. The acquisition increased BASF's annual superabsorbents production capacity by more than 160,000 metric tons to about 300,000 metric tons. Through this acquisition, BASF has achieved a leading position worldwide in superabsorbents and increased the captive use of its acrylic acid. In Asia, a region which BASF considers to have the highest growth potential, the company started up a new plant for the production of superabsorbents in Rayong, Thailand.

    The Functional Polymers division's sales to third parties were E2,522 million in 2001.

    PRODUCTS

    The Functional Polymers division sells its products globally. The division has the following four major product groups that are to a significant extent based on acrylic acid and its derivatives:

    ACRYLIC MONOMERS

    BASF is the world's largest producer of acrylic monomers, which are sold directly to customers in the form of acrylic acid, acrylic esters and special acrylics. Acrylic monomers are used as precursors to manufacture dispersions, superabsorbents, detergents, flocculants and fibers. Acrylic monomers are used as precursors to manufacture products in a wide range of industries.

    POLYMERS

    BASF's polymers products consist mainly of polymer dispersions for the manufacture of adhesives, paints and finishes as well as non-woven materials and chemicals for the construction industry. BASF's strengths lie particularly in its excellent UV curable hot melt technology for adhesive raw materials as well as in dispersions for paints and other coating materials.

    PAPER CHEMICALS

    BASF offers the paper industry a complete and integrated range of chemical products for all aspects of the paper production process, including the manufacture of untreated paper, paper finishing and wastewater treatment. The Functional Polymers division's product range of paper chemicals consists of paper-processing chemicals, paper dyes and dispersions for paper coating. In 2000, BASF introduced an innovative new class of process chemicals known as polyvinylamines. Polyvinylamines are process chemicals which improve the performance of paper production lines by removing undesirable materials and also increase the strength of paper and board grades. A commercial-scale production plant for this class of products started operation in Ludwigshafen, Germany, in 2001.

    SUPERABSORBENTS

    BASF sells superabsorbents globally to the personal hygiene industry, which uses these products to manufacture diapers and other sanitary care products.

    Production capacities as of December 31, 2001 for the major products of the Functional Polymers division are as follows:

PRODUCT                                                       ANNUAL PRODUCTION CAPACITY
-------                                                       --------------------------
                                                                    (METRIC TONS)
Acrylic monomers(1).........................................            850,000
Superabsorbents.............................................            305,000

---------------

(1) Conducted through a joint venture between BASF (60%) and PETRONAS (40%) (capacity reflects total joint venture capacity).

    MARKETS AND DISTRIBUTION

    The primary market for the Functional Polymers division is Europe, which accounted for more than 47% of the division's sales in 2001. North America accounted for approximately 31%; the Asia, Pacific Area, Africa region for 17%; and South America for 5% of sales in 2001. The Functional Polymers division's strategic goal is to increase market share in growing markets, especially in North and South America and in Asia.

    BASF sells the vast majority of the division's products primarily through its own regional sales network. Some smaller customers purchase products through distributors. Many of the division's products, particularly dispersions, contain up to 50% water. To minimize transportation costs, BASF manufactures these products at local plants and markets and sells them on a regional basis. Acrylic monomers, however, are distributed globally from production sites in Ludwigshafen, Germany; Antwerp, Belgium; Freeport, Texas; Kuantan, Malaysia; and Guaratingueta, Brazil.

    The Functional Polymers division is increasing its e-commerce activities to distribute its products. The division began selling acrylic monomers through Elemica Holding Ltd., an independent business-to-business e-commerce company. The division's participation in WorldAccount, BASF's integrated global extranet platform, is targeted at its customers in the adhesive, construction and paper industries.

    Acrylic monomers have commodity-like attributes and can be affected by cyclicality. Other products, particularly dispersions for adhesives, paints and non-wovens; superabsorbents; and paper process chemicals, are relatively resilient to economic cycles and compete primarily on the basis of product innovation and quality.

    BASF's main competitor in acrylic monomers and polymers is Rohm and Haas Co. of the United States. The Dow Chemical Company and Hercules of the United States are BASF's main competitors in paper chemicals. In the superabsorbents business, BASF's main global competitors are Degussa AG of Germany and Nippon Shokubai Co., Ltd. of Japan.

                       AGRICULTURAL PRODUCTS & NUTRITION

SEGMENT OVERVIEW

    BASF's Agricultural Products & Nutrition business segment is active in agricultural products and fine chemicals businesses that offer opportunities for high returns and are typically resilient to economic cycles. After receiving clearance from the Federal Trade Commission and the European Union Commission, BASF sold its pharmaceuticals business on March 2, 2001 to Abbott
Laboratories Inc. of Abbott Park, Illinois. Pursuant to the requirements of U.S. GAAP, the pharmaceuticals activities are disclosed as discontinued operations as described in Item 18 under Note 3 to the Consolidated Financial Statements. Effective January 1, 2001, the generic pharmaceutical business with operations in Germany, France, Italy, the Netherlands, Switzerland and Spain was sold to Biochemie GmbH, a subsidiary of Novartis AG. For additional information on BASF's pharmaceuticals activities as discontinued operations, see also Notes 3 and 4 to the Consolidated Financial Statements in Item 18. The gain on disposition in 2001 is classified as extraordinary income in these financial statements. For further information see also Note 9 to the Consolidated Financial Statements in Item 18.

    The Agricultural Products & Nutrition business segment conducts its activities through its Agricultural Products and Fine Chemicals divisions and until March 2, 2001 also conducted its activities through the Pharmaceuticals division. The Agricultural Products and Fine Chemicals divisions are treated as separate reportable operating segments, as was the Pharmaceuticals division in 2001.

    The following table sets forth the sales to third parties, percentage of total BASF sales, intersegmental transfers, income from operations and capital expenditures for the last three years in each of the reportable operating segments of the Agricultural Products & Nutrition business segment:

                                                                 2001          2000          1999
                                                              -----------   -----------   -----------
                                                                        (EUROS IN MILLIONS)
AGRICULTURAL PRODUCTS
Sales to third parties......................................  E     3,478   E     2,428   E     1,745
Percentage of total BASF sales..............................          11%            7%            6%
Intersegmental transfers....................................  E        30   E        34   E        36
Income from operations......................................  E        18   E      (443)  E       195
Capital expenditures........................................  E       130   E     3,260   E        93
FINE CHEMICALS
Sales to third parties......................................  E     1,984   E     1,739   E     1,636
Percentage of total BASF sales..............................           6%            5%            6%
Intersegmental transfers....................................  E        29   E        44   E        53
Income from operations......................................  E      (210)  E        (5)  E      (774)
Capital expenditures........................................  E       199   E        83   E        87
PHARMACEUTICALS -- DISCONTINUED OPERATIONS
Sales to third parties......................................  E       364   E     2,526   E     2,197
Percentage of total BASF sales..............................           1%            7%            8%
Intersegmental transfers....................................  E         5   E        36   E        34
Income from operations......................................  E        30   E       243   E       (13)
Capital expenditures........................................  E        20   E       121   E       101

    The Agricultural Products & Nutrition business segment sells its products primarily to customers in the farming, food processing, animal and human nutrition and personal care industries. The segment's products include agricultural products such as herbicides, fungicides and insecticides; and fine chemicals such as vitamins, carotenoids, pharmaceutical active ingredients; polymers for pharmaceuticals, cosmetics and human nutrition; aroma chemicals; UV (ultraviolet) filters; amino acids; feed enzymes; and organic acids.

    The business segment contributes to BASF's Verbund approach to integration by purchasing a number of precursors from the company's chemical operations and using them to create higher value products. The Fine Chemicals division in particular benefits from efficiencies in logistics and savings in energy, transportation, purchasing and infrastructure costs derived from internally purchasing precursors used in manufacturing vitamins and other nutrition products.

    The Agricultural Products division, based in Mount Olive, New Jersey, is a leading supplier and marketer of herbicides, fungicides and insecticides. On July 1, 2000, BASF acquired the agricultural products business of American Home Products Corp. (AHP) of Madison, New Jersey. The acquisition, the largest in BASF's history, nearly doubles the company's agricultural products business. BASF is also investing in the emerging field of plant biotechnology and founded a subsidiary for these activities called BASF Plant Science GmbH in 1998.

    The Fine Chemicals division serves the animal and human nutrition, pharmaceutical, cosmetics and aroma chemicals industries, and in all of the division's main product groups BASF is one of the top three suppliers. In January, 2001, BASF strengthened its position as one of the world's leading manufacturers of vitamins by acquiring the water-soluble vitamins business of Takeda Chemical Industries Ltd. of Japan. As a result of this acquisition, BASF accounts for approximately 25% of the world's vitamins market.

    The divisions comprising the Agricultural Products & Nutrition business segment and their principal products are:

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

-    Enzymes                                               -          Animal nutrition

-    Amino acids                                           -          Animal nutrition

-    Organic acids                                         -          Grain and compound feed preservation

-    Cosmetic ingredients                                  -          Personal care items such as skin-care additives and
                                                                      sunscreen agents

-    Polymers                                              -          Hair sprays, styling mousses, gels and hair
                                                                      conditioners for the cosmetics industry; finished
                                                                      dosage forms; filtration aids for beverages

-    Aroma chemicals                                       -          Fragrance and flavor raw materials

-    Pharmaceutical active ingredients                     -          Pharmaceuticals

SEGMENT STRATEGY

    While each of the divisions in the Agricultural Products & Nutrition business segment faces competition and sets goals particular to its industry, they share the following strategic objectives:

    - maximizing returns from their existing product portfolios;

    - ensuring a steady flow of innovative and safe products through focused research and development as well as an increased number of collaborative efforts and licensing agreements; and

    - taking full advantage of common technology platforms.

    Key strategies for the divisions in this segment are as follows:

    - AGRICULTURAL PRODUCTS

    The Agricultural Products division focuses on the research, development and marketing of innovative products to improve the yields and quality of agricultural crops. Through the acquisition of the crop protection business of AHP, BASF has gained a leading position in the significant agricultural markets of North and South America while strengthening its well-established position in Europe. With its expanded line of insecticides to add to the Agricultural Products division's line of herbicides and fungicides, the division offers a broad product portfolio for all major crops. Through the acquisition, the division expects to achieve annual cost savings of at least E250 million as of 2002. More than half of this amount was achieved in 2001. With a research and development pipeline that consists of 14 projects--including current market introductions--as well as the CLEARFIELD-Registered Trademark- Production System, the division expects to expand its market share and grow faster than the global market for agricultural products.

    - FINE CHEMICALS

    The Fine Chemicals division aims to achieve leading positions in the markets it serves. The division is pursuing this strategy by exploiting economies of scale, developing new production technologies that reduce costs, expanding its global presence and attaining preferred supplier status with customers.

    BASF believes the segment's cost position to be good overall compared with its competitors. In the few areas where the division's production costs do not compare favorably with those of competitors, BASF is making process improvements in existing plants, transferring its production capacities from smaller facilities to world-scale plants and entering into production joint ventures to achieve economies of scale and reduce costs. In the vitamins business, BASF acquired the water-soluble vitamins business of Takeda Chemical Industries Ltd. of Japan to strengthen its position as one of the leading global vitamins producers.

AGRICULTURAL PRODUCTS

    OVERVIEW

    BASF's Agricultural Products division is a leading manufacturer and supplier of herbicides, fungicides and insecticides. The division's principal products are used mainly by farmers to improve crop yields and crop quality. Through the acquisition of the crop protection business of American Home Products Corp.
(AHP) of Madison, New Jersey, on July 1, 2000, BASF has become one of the leaders in the agricultural products industry, almost doubling its agricultural business.

    In 2001, BASF was able to:

    - successfully integrate AHP's crop protection sales force into the Agricultural Products division's sales organization in time for the start of the 2001 season;

    - work with its dealers to reduce their inventory levels;

    - achieve cost savings of more than E125 million in 2001 -- the first year of business after combining the crop protection activities of AHP with BASF's Agricultural Products division -- and BASF expects to achieve annual cost savings of at least E250 million as of 2002 from this integration;

    - consolidate the division's product portfolio;

    - keep the division's research and development projects on budget and schedule;

    - make progress in integrating the research and development organization and marketing activities of AHP's crop protection business into BASF's organization; and

    - begin consolidating the new organization's production capacities.

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

    As part of its expansion efforts, BASF established BASF AgGenetics LLC in July 2001. This new subsidiary will work closely with a number of established U.S. breeding companies to enlarge the corn gene pool that is available to the company and to significantly enhance the development of new proprietary inbred lines in the United States.

    PRODUCTS

    F 500-Registered Trademark-, a major new fungicidal active ingredient of the strobilurin class of chemistry, is currently being introduced into the market, and the registration process for F 500 is underway in all major countries. Registrations have already been received in 2001 in Germany, the United Kingdom, Brazil and South Africa. The Environmental Protection Agency in the United States has granted F 500 "Reduced Risk Status," which means its registration application will be given preferential treatment. In September 2001, a new production facility for the active ingredient went on stream in Schwarzheide, Germany.

    F 500 controls major plant pathogens from all classes of fungi, and is effective against a broad spectrum of diseases in many crops including cereals, grapes, vegetables and fruits. It is also highly effective, safe for crops and has a favorable toxicological and ecotoxicity profile. The division's Comet-Registered Trademark- and Opera-Registered Trademark- are the first in a series of new fungicides based on F 500, which BASF plans to introduce over the next few years. With its wide range of activity, F 500 is expected to become a universal fungicide and an excellent active ingredient for formulations for the effective management of fungal diseases.

    The following table lists the Agricultural Products division's other major active ingredients and the products they are used in:

BRAND NAME                 ACTIVE INGREDIENT        APPLICATIONS                          PRIMARY MARKETS
----------                 -----------------        ------------                          ---------------
HERBICIDES
Basagran-Registered Trademark- Bentazon             -          Legumes                    -          North America
                                                    -          Cereals                    -          South America
                                                    -          Potatoes                   -          Europe
                                                    -          Rice                       -          Asia
                                                    -          Soybeans
                                                    -          Turf
                                                    -          Corn
                                                    -          Flax

Banvel-Registered Trademark- Dicamba                -          Corn                       -          North America

Clarity-Registered Trademark-                       -          Cereals                    -          Europe

Distinct-Registered Trademark-

Frontier-Registered Trademark- Dimethenamid         -          Corn                       -          North America

Guardsman-Registered Trademark-                     -          Soybeans                   -          Europe

Outlook-Registered Trademark- Dimethenamid-P        -          Corn                       -          North America
                                                    -          Broadleaf crops

Pivot-Registered Trademark- Imidazolinones          -          Corn                       -          North America

Pursuit-Registered Trademark-                       -          Canola                     -          South America
Lightning-Registered Trademark-                     -          Soybeans                   -          Australia

Odyssey-Registered Trademark-                                                             -          Europe

Onduty-Registered Trademark-                                                              -          Far East

BRAND NAME                 ACTIVE INGREDIENT        APPLICATIONS                          PRIMARY MARKETS
----------                 -----------------        ------------                          ---------------
Raptor-Registered Trademark-                                                              -          Eastern Europe/ Middle
                                                                                                     East/Africa

Butisan-Registered Trademark- Metazachlor           -          Canola                     -          Europe

Novall-Registered Trademark-                        -          Vegetables

Nimbus-Registered Trademark-

Stomp-Registered Trademark- Pendimethalin           -          Corn                       -          North America

Prowl-Registered Trademark-                         -          Cereals                    -          Europe

Herbadox-Registered Trademark-                      -          Rice
                                                    -          Soybeans
                                                    -          Legumes

Poast-Registered Trademark- Sethoxydim              -          Soybeans                   -          North America
                                                    -          Cotton                     -          South America
                                                    -          Peanuts

Facet-Registered Trademark- Quinclorac              -          Rice                       -          North America

Accord-Registered Trademark-                        -          Cereals                    -          South America
                                                                                          -          Asia

FUNGICIDES
Acrobat-Registered Trademark- Dimethomorph          -          Potatoes                   -          South America

Forum-Registered Trademark-                         -          Vines                      -          Europe

Helmet-TM-                 Fenoxanil                -          Rice                       -          Asia

Opus-Registered Trademark- Epoxiconazole            -          Cereals                    -          Europe
                                                    -          Coffee                     -          South America
                                                    -          Rice
                                                    -          Sugar beets

Allegro-Registered Trademark- Kresoxim-methyl       -          Cereals                    -          Europe

Juwel-Registered Trademark-                         -          Grapes                     -          North America

Ogam-Registered Trademark-                          -          Fruits

Mentor-Registered Trademark-                        -          Vegetables

Stroby-Registered Trademark-/Sovran-Registered Trademark-

Cygnus-Registered Trademark-

Opera-Registered Trademark- Pyraclostrobin          -          Cereals                    -          Europe

Cabrio-Registered Trademark-                        -          Grapes                     -          South Africa

Comet-Registered Trademark-                         -          Fruits                     -          Latin America
                                                    -          Vegetables

INSECTICIDES
Fastac-Registered Trademark- Alphacypermethrin      -          Citrus                     -          Europe

Mageos-Registered Trademark-/Contest                -          Fruits                     -          Asia
                                                    -          Vines                      -          Latin America

Counter-Registered Trademark- Terbufos              -          Corn                       -          North America
                                                    -          Sugar beets                -          Latin America
                                                    -          Bananas

    In addition to herbicides, fungicides and insecticides, BASF's portfolio of agricultural products includes the CLEARFIELD-Registered Trademark- Production System, which combines herbicide-resistant seeds developed using enhanced plant breeding methods with custom-designed herbicide solutions. It has proved highly effective at controlling problematic weeds that often cannot be managed using other products. CLEARFIELD crops currently being marketed include corn, wheat, rice and canola, and because these varieties contain no introduced genetic material, they are non-GMO (genetically modified organisms).

    SALES

    The Agricultural Products division's sales to third parties were E3,478 million in 2001. The following table shows 2001 sales by product area:

PRODUCT AREAS                                                     2001 SALES
-------------                                                     ----------
                                                              (EUROS IN MILLIONS)
Herbicides..................................................         1,809
Fungicides..................................................           848
Insecticides and other agrochemical products................           821

    RESEARCH AND DEVELOPMENT

    BASF's research and development activities in Agricultural Products cover all three areas of crop protection: fungicides, herbicides and insecticides. As part of the company's measures to integrate AHP's crop protection activities, BASF is concentrating the division's research and development activities in Ludwigshafen and Limburgerhof, Germany, and at the Research Triangle Park (RTP) in Raleigh, North Carolina. The division will close its research and development facility in Princeton, New Jersey, in mid-2002. In addition to these research centers, BASF has a network of trial stations that are located in key markets around the world, which allow BASF to conduct research throughout the year and on crops that grow only in specific regions.

    In 2001, research and development spending in the Agricultural Products division was approximately 9.9% of the division's sales to third parties. Including new market introductions, BASF's product pipeline has 14 projects, which includes several new active ingredients. Together with its CLEARFIELD Production System, BASF anticipates a combined annual peak sales potential of about E2 billion from its current product pipeline. This makes the company's research and development pipeline one of the strongest in the industry.

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

    BASF has the goal of becoming a leading competitor in the plant biotechnology market and expanding its position as a major supplier to the agricultural industry. In March 2000, BASF announced that it would substantially step up its operations in plant biotechnology. Research funds will amount to more than E700 million over 10 years. BASF also intends to allocate additional funds for the acquisition of seed companies or participations therein.

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

    BASF believes that in the long term, the benefits afforded by biotechnology will lead to more public acceptance of products using biotechnology. At present, BASF is focusing its biotechnology research efforts on the following areas:

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

    MARKETS AND DISTRIBUTION

    In 2001, Europe accounted for 36% of the Agricultural Products division's sales; North America for 36%; South America for 16%; and the Asia, Pacific Area, Africa region for 12%.

    The Agricultural Products division markets its products globally with a strong presence in every region. BASF has plants for synthesizing active ingredients at BASF's Verbund site in Ludwigshafen and in Schwarzheide, Germany; Hannibal, Missouri; Beaumont, Texas; Tarragona, Spain; and at BASF's Brazilian sites in Guaratingueta, Resende and Paulinia. Products for final sale are formulated in facilities that are usually located close to the market. The formulating of products is carried out either at BASF plants or together with partners.

    The Agricultural Products division delivers high performance products and competes primarily on innovation, product quality and service. BASF directs marketing and sales efforts through multi-staged marketing channels, which include wholesalers and commercial distributors.

    The global market for agricultural products is highly seasonal, since the main markets for these products are in the Northern Hemisphere. Sales tend to be higher in the first and second quarters of the year, when the growing season in North America and Europe is underway. Sales during the second half of the year, which are driven primarily by the main growing season in Latin America, are weaker.

    Over the last 10 years, the agrochemical industry has been going through a process of consolidation. The main factors driving this trend include:

    - the need to offer a comprehensive range of products and services to customers;

    - the need to be present in all major markets;

    - rising expenditures on research and development, due to increasingly comprehensive testing requirements to ensure that potential products comply with environmental, health and safety standards before being registered; and

    - an increase in the complexity associated with manufacturing agricultural products.

    As a result, the number of basic suppliers of crop protection products has decreased over the past ten years.

    BASF has become one of the top players in the industry resulting from the acquisition of the crop protection business of AHP. Including the sales generated by the crop protection business of AHP for the entire year in 2000, BASF would have ranked number two in fungicides, number three in herbicides and number five in insecticides.

    The market for chemical-based crop protection products decreased compared with 2000 due to:

    - historically low commodity prices for all major crops, which affected farmers' revenues and the resources they had available to purchase agricultural products;

    - European farmers' reluctance to invest in agricultural products due to BSE (bovine spongiform encephalopathy) and the outbreak of foot-and-mouth disease;

    - bad weather both in Europe and the United States, which resulted in less acreage and reduced application time;

    - inventory reduction programs pursued by distributors;

    - reduced use of selective herbicides due to the increased use of genetically-modified, herbicide-resistant crops; and

    - a weakened global economy, further impacted by the financial crisis in Latin America.

    However, the market for agricultural products is forecast to grow in the medium to long term. The main driver is a growing world population and therefore a rising demand for food, which is also expected to result in new opportunities in the field of biotechnology.

    BASF considers the main competitors of the Agricultural Products division to be Syngenta AG of Switzerland (formed in 2000 through the merger of the agricultural products activities of Novartis AG and AstraZeneca plc); Bayer AG of Germany, Aventis Crop Science of Aventis S.A. of France (approval by the European Commission for the acquisition of Aventis Crop Science by Bayer is pending); as well as Monsanto Co., The Dow Chemical Company and E.I. du Pont de Nemours and Company of the United States.

    GOVERNMENTAL REGULATION

    In most countries, crop protection products (including genetically modified plants) must obtain government regulatory approval prior to marketing. The regulatory framework for crop protection and environmental health products is directed to ensure the protection of the consumer, the applicator and the environment. The strictest standards are applied in the United States, Japan and Western Europe. In the United States, the EPA (Environmental Protection Agency) has the responsibility for registration of all chemicals released into the environment, including herbicides, insecticides, fungicides and plant growth regulators irrespective of whether they are used for crop protection or for public health. Significant amounts of EPA resources are concentrated on the effects of crop protection products on the environment and on the safety of fish, wildlife and water resources. Plant-biotechnology-based crop protection products are also regulated by the USDA (U.S. Department of Agriculture) for environmental safety of the plant and by the FDA (U.S. Food and Drug Administration) to ensure the safety of food.

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

    It generally takes five to seven years from discovery of a new active ingredient until the dossier is submitted to the appropriate regulatory agency for product approval. There are no statutory time frames in the United States for registration of new crop protection and environmental health products. The standard time frame for registration of an agricultural product, not regulated under "reduced risk" status, is typically 30 to 36 months. For an agricultural product in the "reduced risk" category, this time frame is shortened to an average of 24 months. Numerous initiatives on both the part of the EPA and crop protection manufacturers aiming to streamline the review process and reduce the review time for a new product have not been successful.

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

FINE CHEMICALS

    OVERVIEW

    BASF's Fine Chemicals division develops, manufactures and sells approximately 900 different high-value specialty products to approximately 8,000 customers.

    BASF's Fine Chemicals division is a leading supplier of vitamins; carotenoids; pharmaceutical active ingredients; polymers for the pharmaceuticals, cosmetics and human nutrition industries; raw materials for aroma chemicals; UV (ultraviolet light) filters; amino acids; feed enzymes; and organic acids for the animal nutrition industry. For further information on antitrust matters involving BASF's vitamins business, see "Item 8. Financial Information -- Legal Proceedings."

    The Fine Chemicals division benefits from BASF's Verbund approach to integration by purchasing approximately 35% of its raw materials from other BASF operations, ensuring economies of scale, efficient use of by-products, lower capital expenditures for capacity additions, lower transportation costs and reliable supplies. These cost savings and other advantages improve the ability of the Fine Chemicals division to compete in international markets, where competition for many of its products is based on price. Virtually all of the division's products are sold to external customers.

    About 60% of the division's raw material purchases are bulk commodities from external and internal sources, such as nutrients for vitamin premixes; sugar and molasses for lysine and pseudoephedrine production; and urea and acetanhydride for purines. These supplies are readily available on the market. Among specialty inputs, no single product accounts for more than 4% of total external purchases.

    Capital expenditures in the Fine Chemicals division from 1997 to 2001 included production plants and manufacturing equipment in Germany, Denmark and the United States, particularly in the carotenoid product area. The Fine Chemicals division's most significant capacity expansions during this period were for the production of carotenoids; vitamin E and its precursors; UV absorbers; and for aroma chemicals such as citral, geranonitrile and Lysmeral-Registered Trademark-. BASF acquired the worldwide business in lysine, a feed additive, of the South Korean Daesang Group, in May 1998. On January 4, 2001, BASF acquired the water-soluble vitamins business of Takeda Chemical Industries Ltd., Japan.

    The key elements of the division's success are establishing a global sales presence by maintaining low costs and achieving preferred supplier status with major customers, as this status promotes lasting relationships and often generates higher sales volumes. BASF believes that its

Fine Chemicals division generally has a good cost position in comparison with its competitors. In the few areas where the division's production costs do not compare favorably with those of competitors, BASF is making process improvements in existing plants and transferring production capacities from smaller facilities to world-scale plants.

    The Fine Chemicals division aims to expand its role as a contract manufacturer for the pharmaceutical industry. As more and more pharmaceutical companies concentrate on researching, developing and marketing new products, production of active ingredients is increasingly being contracted out to fine chemical companies that both specialize in the synthesis of complex molecules and have suitable multipurpose plants that meet the pharmaceutical industry's standards. Over the next five years, BASF's goal is to become a leading contract manufacturer for this industry.

    PRODUCTS

    The following are the main product lines of the Fine Chemicals division:

    VITAMINS

    Based on sales, BASF is the second largest vitamins producer worldwide, and vitamins account for approximately one third of sales in the Fine Chemicals division. BASF produces six of the 13 naturally occurring vitamins. These include the water-soluble vitamins B(2) (riboflavin), Calpan (calcium d-pantothenate) and C, as well as the fat-soluble vitamins A, E and D(3). The Fine Chemicals division sells vitamins to the human and animal nutrition industries. BASF is currently pursuing an investment program in its vitamins business. In the first phase, BASF acquired the vitamins business of Takeda Chemical Industries Ltd., and now offers a complete range of fat-and water-soluble vitamins. The company estimates that as a result of the acquisition it has a 25% share of the world market for vitamins. In the second phase of the investment program, which is expected to be completed by 2006, BASF plans to invest approximately E600 million to build world-scale plants for vitamins E, B(2), C, Calpan and B(6). BASF expects to improve its market position by expanding its range of water-soluble vitamins, gaining greater access to the market for food industry applications, and strengthening its presence in Asia. BASF's vitamins sales are evenly divided among Europe, North America and Asia.

    CAROTENOIDS

    Carotenoids are nature-identical products that provide certain health benefits and are also used to color foods. This product line includes beta-carotene, cantaxanthine and astaxanthine for the food, feed and nutritional supplement industries for human and animal nutrition. More than half of BASF's carotenoid sales are in Europe.

    PHARMACEUTICAL ACTIVE INGREDIENTS

    The main products in this category are caffeine, pseudoephedrine, theophylline, ibuprofen and povidone iodine. Beverage manufacturers are the primary buyers of caffeine, while theophylline and pseudoephedrine are used to treat respiratory diseases. Ibuprofen is used in a variety of over-the-counter and prescription products to treat mild pain. All of BASF's production sites for these products have GMP (good manufacturing practice) certification, a quality standard granted by an independent agency and demanded by companies who market and sell these products. BASF sells these products worldwide, with the United States being the most important market, followed by Western Europe. BASF is the number one producer worldwide of all the products in this category.

    POLYMERS

    The Fine Chemicals division sells polymers for applications in the cosmetics, pharmaceuticals and food industries. In pharmaceuticals, polymers are used as binders, disintegrants, coatings and solvents for the manufacture of finished dosage forms. The cosmetics industry uses polymers in hair care products such as hairspray, styling mousses, gels and hair-conditioners. In the food industry, polymers are applied as filtration aids for beverages such as beer, wine and soft drinks. BASF sells polymers mainly in Europe.

    AMINO ACIDS

    Amino acids are feed additives that serve as a complementary growth area within BASF's animal nutrition business. An important product is lysine, of which BASF is among the top three producers. The Fine Chemicals division produces lysine at BASF's site in Gunsan, Korea. BASF has a strong foothold in the Asian market for amino acids, with the region accounting for half of the sales for this product group.

    ENZYMES

    Enzymes, which are proteins that function as biochemical catalysts, are used for animal nutrition to improve feed absorption. BASF's enzyme product line includes Natuphos-Registered Trademark-, Natustarch-Registered Trademark-, and Natugrain-Registered Trademark-, which the Fine Chemicals division produces and markets pursuant to a cooperation agreement with DSM N.V. of the Netherlands. Most of BASF's enzyme sales are roughly divided between Europe and North America.

    ORGANIC ACIDS

    Organic acids are used as preservatives for grains and compound feeds. BASF offers a wide range of organic acid products that suppress the growth of molds and bacteria. BASF is the leading supplier of standard and tailor-made organic acids for the feed industry in Europe and Asia.

    COSMETICS INGREDIENTS

    Cosmetics ingredients are raw materials for many personal care products, including skin-care additives and sunscreen agents. BASF sells these products primarily in Europe. The Fine Chemicals division offers the full range of UVA and UVB absorbers, and in 2001 started up a new world-scale plant in Ludwigshafen to manufacture Uvinul MC 80 -- part of BASF's product range of UV absorbers.

    AROMA CHEMICALS

    Aroma chemicals are fragrance and flavor raw materials that are used as precursors for perfumes, food products, detergents and cosmetics. BASF sells these products primarily in Europe.

    SALES

    The Fine Chemicals division's sales to third parties were E1,984 million in 2001. The following table shows the Fine Chemicals division's sales for 2001 by customer industry:

CUSTOMER INDUSTRY                                                    SALES
-----------------                                             -------------------
                                                              (EUROS IN MILLIONS)
Animal nutrition............................................          840
Human nutrition.............................................          385
Pharmaceuticals.............................................          408
Personal care, cosmetics and aroma chemicals................          351

    RESEARCH AND DEVELOPMENT

    The Fine Chemicals division's research and development activities focus on constantly improving BASF's cost position while generating a flow of new products. In 2001, the Fine Chemicals division spent approximately 4% of its consolidated sales on research and development activities, essentially unchanged from 2000.

    Approximately 45% of the Fine Chemicals division's research and development expenses in 2001 were allocated to human nutrition and pharmaceuticals. Around 35% were spent on products for the animal nutrition industry. The remainder was earmarked for applications in cosmetics and aroma chemicals.

    In the animal nutrition business, BASF is seeking to increase its market share by improving product quality and reducing production costs. BASF is also directing research efforts at extending the feed additives product range, for example, by adding new heat-stable enzymes to the Natuphos/Natustarch range of feed enzymes. These enzymes are designed to improve digestion in animals and reduce the phosphate content of excretions.

    Biotechnological production processes are becoming increasingly important to the success of many fine chemical products because they reduce variable production costs and allow for continuous improvement in the bacteria strains and fermentation processes for vitamins and amino acids. BASF is currently working on optimizing the fermentation and production processes for the amino acid lysine. BASF has successfully replaced chemical synthesis with biotechnology-based processes to produce vitamin B(2) and precursors of vitamin C.

    MARKETS AND DISTRIBUTION

    In 2001, Europe accounted for 40% of the Fine Chemicals division's sales; North America for 30%, the Asia, Pacific Area, Africa region for 23%; and South America for 7%.

    The main customers of the Fine Chemicals division are global participants in the animal nutrition, human nutrition, pharmaceuticals, personal care and aroma chemical industries. Many of the division's products are sold in relatively small volumes and are often tailor-made to meet customer specifications.

    BASF sells the vast majority of its fine chemical products through its own sales force, which targets major global customers. Key account managers are assigned to these major customers on the basis of region and product group. Through its sales and marketing departments, BASF works closely with customers to develop specific applications and to collaborate on developing new products. BASF is also selling its fine chemical products through its global extranet platform, WorldAccount and is considering selling the division's products through Elemica Holding Ltd., an independent e-marketplace for the chemicals industry.

    BASF's competitive position depends to a large extent on its ability to compete on both price and quality. This requires comprehensive cost leadership in production, marketing and sales.

    BASF expects the trend toward globalization and consolidation to continue among customers of the Fine Chemicals division. Product differentiation is based on quality, price and value-added services. BASF believes that cost-effective production processes will be critical to ensure future success in this industry, as will preferred supplier status with important customers. The trend toward commoditization for certain fine chemicals, such as vitamins, is intensifying. BASF is exposed to competition from new market entrants, especially from China. Entrants from China, in particular, tend to be low cost producers that compete on the basis of price, primarily in the European feed and food vitamins market. Competition from new entrants has affected other regional feed vitamins markets to a more limited degree.

    BASF considers its main competitors in the animal nutrition area to be Roche Group of Switzerland, Archer Daniels Midland Co. of the United States, Novo Nordisk A/S of Denmark, Adisseo Group and Rhodia S.A. of France, Eisai Co. Ltd. of Japan and new entrants from China. In the human nutrition area, BASF's main competitors are Roche and Merck KGaA of Germany. In pharmaceutical active ingredients, BASF considers Albemarle Corporation, Mallinckrodt Inc., International Specialty Products Inc. and FMC Corporation of the United States to be its main competitors, as well as a number of Chinese and Indian suppliers. In cosmetics and aroma chemicals, Roche and Givaudan of Switzerland, International Specialty Products, Hercules Inc., Millennium Specialty Chemicals, IFF Inc., National Starch & Chemical Co. of the United States and Kurarai of Japan are BASF's main competitors.

    GOVERNMENTAL REGULATION

    BASF's various Fine Chemicals products are subject to regulation by government agencies throughout the world. The primary emphasis of these requirements is to assure the safety and effectiveness of BASF's products. Of particular importance in the United States is the Food and Drug Administration
(FDA), which regulates many of BASF's Fine Chemicals products. The FDA oversees the marketing, manufacturing and labeling of cosmetics (e.g., sunscreen agents), pharmaceuticals (e.g., pharmaceutical active ingredients), foods (e.g., dietary supplements, including vitamins) and feeds (e.g., vitamins, carotenoids). The Federal Trade Commission regulates claims made in the advertising of dietary supplements. Animal health products are also regulated in the United States by the United States Department of Agriculture and the Environmental Protection Agency.

    One of the major markets for BASF's fine chemicals is the European Union (E.U.). In the E.U., similar regulatory systems are established on the national level of different member states as well as on the pan-European government level. Positive lists and negative lists exist in Europe and they regulate the usage of various substances in order to ensure consumer safety. Before the substances are added to these lists, they are subject to a rigorous approval procedure. A product is approved in the E.U. only after its safety is assessed by a committee of independent academic scientists.

    In countries other than the United States and those of the E.U. in which BASF conducts business, BASF is subject to regulatory and legislative climates that are similar to or sometimes even more restrictive than those described above. The regulatory environment in Japan, for example, can be more restrictive than that of the United States or the E.U.

                                   OIL & GAS

SEGMENT OVERVIEW

    BASF conducts the activities of its Oil & Gas segment through its subsidiary Wintershall AG, one of the leading oil and gas companies in Germany. Wintershall and its affiliated companies are active in two sectors:

    - OIL AND NATURAL GAS EXPLORATION AND PRODUCTION

    Wintershall participates in the search and production of oil and natural gas in 10 countries on four continents. BASF presently conducts its most important oil exploration and production operations in North Africa and the Middle East and in Germany, and its most significant gas exploration and production activities in Argentina, Germany and the North Sea. Wintershall's strategy is to increase its hydrocarbon production in the next 10 years by at least 50%. The company also aims to maintain a ratio of proved reserves to production at approximately

    10 years. Wintershall markets approximately 75% of its crude oil production through its wholly owned subsidiary Wintershall Oil AG, of Zug, Switzerland.

    - NATURAL GAS DISTRIBUTION AND TRADING

    BASF conducts natural gas distribution and trading activities through two joint ventures -- WINGAS GmbH (WINGAS) and Wintershall Erdgas Handelshaus GmbH (WIEH) -- in partnership with OAO Gazprom (Gazprom) of Russia. WINGAS owns and operates a pipeline system in Germany that is approximately 1,900 kilometers in length for the distribution of natural gas. The company also owns and operates one underground natural gas storage site, which has a capacity of 157 billion cubic feet and is the largest in Western Europe. WIEH acts exclusively as a trading company, purchasing Russian natural gas and marketing it to WINGAS and Verbundnetz Gas AG (VNG), a transmission and distribution company in eastern Germany in which Wintershall has a 15.8% ownership interest. WIEH also markets Russian natural gas in Central Europe through its Swiss subsidiary Wintershall Erdgas Handelshaus AG (WIEE) of Zug, Switzerland.

    Effective December 31, 1999, Wintershall exited the oil refining and marketing business by selling for cash to VEBA OEL AG, a subsidiary of E.ON AG, its Emsland refinery in Lingen, Germany, together with its 15% stake in Aral AG, a retail gasoline station network in Germany. (The segment's 1999 financial data include amounts from the oil refining and marketing business.) The businesses sold to VEBA OEL had 1999 sales of approximately E1,016 million. BASF believes its decision to divest its holdings in Aral and the Lingen refinery was a significant step in the restructuring of its portfolio by concentrating on its core activities in the Oil & Gas segment. The proceeds from the sale of BASF's stake in Aral are included in BASF's financial results for 1999. The proceeds from the sale of the refinery are included in the Oil & Gas segment's income from operations for 1999.

    The Oil & Gas segment sells most of the natural gas it produces to third parties, however through WINGAS it also supplies BASF with natural gas consumed at BASF's Verbund site in Ludwigshafen, Germany and at other BASF companies. The Oil & Gas segment sells to third parties all of the oil it produces.

    The following table sets forth the segment's sales to third parties, petroleum and natural gas taxes, intersegmental transfers, royalties, income from operations and capital expenditures:

                                                                 2001          2000          1999
                                                              -----------   -----------   -----------
                                                                        (EUROS IN MILLIONS)
Sales to third parties, net of petroleum and natural gas
  taxes(1)..................................................        4,516   E     3,957   E     3,051
Petroleum and natural gas taxes(1)..........................          268   E       259   E     1,845
Intersegmental transfers....................................          413   E       320   E       177
Sales incl. intersegmental transfers........................  E     4,929   E     4,277   E     3,228
Royalties...................................................          312   E       276   E       214
Sales incl. intersegmental transfers, less royalties........  E     4,617   E     4,001   E     3,014
Income from operations......................................        1,308   E     1,310   E       741
Capital expenditures........................................          229   E       267   E       524

---------------

(1) Since 2000, natural gas taxes only

    The Oil and Gas segment's sales to third parties, net of petroleum and natural gas taxes, accounted for 10.4% of BASF's total sales in 1999 and 11.0% of BASF's total sales in 2000. In 2001, the segment accounted for 13.9% of BASF's total sales.

SEGMENT STRATEGY

    In its exploration and production business, the Oil & Gas segment is pursuing a growth strategy by increasing existing oil and gas production activities and by carrying out acquisitions. To this end, the segment aims to increase production of oil and gas by at least 50% over the next 10 years. To ensure the company's ongoing competitiveness, Wintershall plans to focus on the following core regions:

    - Europe,

    - North Africa,

    - South America (Southern Cone) and

    - Russia/Caspian Sea/Middle East.

    Wintershall's goal is to maintain a ratio of proved reserves to production of approximately 10 years and a suitable balance of assets operated by Wintershall and by third parties. Wintershall's strategy for achieving these goals is:

    - to increase oil and gas production in Germany and the North Sea through further exploration activities and field developments;

    - to expand its activities in North Africa to offset the depletion of existing oil reserves and to expand its gas and condensate production;

    - to increase production of gas from existing and new fields in Argentina in order to meet growing demand for natural gas in the Southern Cone region;

    - to pursue exploration activities in new offshore concessions in Brazil with the goal of establishing new production activities in the region; and

    - to expand oil and gas activities in Russia through strategic partnerships such as Wintershall's partnership with Gazprom.

    In the natural gas marketing and distribution business, WINGAS currently is the fourth largest natural gas transmission and distribution company in Germany. Over the next few years, WINGAS aims to increase its current 10% share of the growing German gas market by expanding its transmission and distribution activities into new regions.

    Ongoing liberalization of the European natural gas market requires natural gas distributors to give third parties access to their pipelines. This creates significant growth opportunities for WINGAS, since the company is eligible to transport natural gas through its competitors' extensive transmission networks. In Europe, WINGAS intends to expand its pipeline network, focusing on regions not yet covered by its network.

EXPLORATION AND PRODUCTION OF OIL AND NATURAL GAS

    The exploration and production of oil and natural gas historically have been Wintershall's core businesses, with operations primarily in Germany, Libya, Argentina, Dubai and the Netherlands. In 2001, Wintershall acquired an exploration portfolio in Brazil.

    BASF believes that Wintershall presently has finding and development costs that are below the industry average. Unlike global oil and gas exploration and production companies, Wintershall focuses its exploration and production activities on a select number of promising regions where a combination of local technical expertise, strategic alliances and, where possible, operating experience allow it to develop petroleum resources at below-average costs.

    Wintershall is the operator of most of the significant exploration and production projects in which it has an interest. In projects where it is not the operator, Wintershall participates in operating decisions pursuant to agreements with operators.

    The activities that the Oil & Gas segment presently conducts are as follows:

COUNTRY                ACTIVITIES             COUNTRY                ACTIVITIES
-------                ----------             -------                ----------
Argentina              Oil and gas            Libya                  Oil and gas
                       exploration and                               exploration and
                       production                                    production

Azerbaijan(1)          Oil exploration        the Netherlands        Gas exploration and
                                                                     production

Brazil(1)              Oil exploration        Qatar                  Oil exploration

Dubai                  Oil exploration and    Romania                Gas exploration
                       production

Germany                Oil and gas            Russia(2)              Oil exploration and
                       exploration and                               production
                       production

---------------

(1) Non-consolidated activities

(2) At equity consolidated activities

    RESERVES

    The Oil & Gas segment's most significant oil reserves are in North Africa/Middle East and Germany, with the substantial majority of these reserves being located in Libya. The most significant natural gas reserves are in Argentina and Germany.

    The Oil & Gas segment's proved oil and gas reserves and proved developed oil and gas reserves in each of four geographic areas as of December 31, 2001, 2000 and 1999 were as follows:

                                             NORTH AFRICA
                                                 AND
                                                MIDDLE                  REST OF
                                  GERMANY      EAST(1)      ARGENTINA   WORLD(1)    TOTAL     REST OF WORLD
                                  --------   ------------   ---------   --------   --------   -------------
                                                                                               (AT EQUITY)
AT DECEMBER 31, 2001
Oil (millions of barrels)
Proved reserves.................    101           442            39        --         582           19
Proved developed reserves.......     70           412            28        --         510           19
Gas (billions of cubic feet)
Proved reserves.................    500           172         1,225       134       2,031
Proved developed reserves.......    500           171           612        57       1,340

AT DECEMBER 31, 2000
Oil (millions of barrels)
Proved reserves.................    116           479            30        --         625
Proved developed reserves.......     76           462            22        --         560
Gas (billions of cubic feet)
Proved reserves.................    509           228           920        89       1,746
Proved developed reserves.......    503           228           519        54       1,304

AT DECEMBER 31, 1999
Oil (millions of barrels)
Proved reserves.................     86           509            26        --         621
Proved developed reserves.......     66           465            18        --         549
Gas (billions of cubic feet)
Proved reserves.................    432           247           788       119       1,586
Proved developed reserves.......    301            --           476        73         850

---------------

(1) Consolidated activities only

    At 2001 levels of production, in terms of barrel of oil equivalents, proved oil reserves would last approximately 10 years. At 2001 levels of production, in terms of cubic feet equivalents, proved gas reserves would last approximately
11 years.

    EXPLORATION AND PRODUCTION

    The net quantities of oil and gas produced as well as the average sales price and production cost (lifting cost) per unit of oil and gas produced in each of the last three years were as follows:

                                                                 1999          2000          2001
                                                              -----------   -----------   -----------
OIL
Net quantities produced (millions of barrels)...............           55            56            60
Average sales price less royalties (per barrel).............       E12.73        E23.76        E20.39
Average production cost (lifting cost) (per barrel).........  E      2.84   E      3.60   E      3.60
GAS
Net quantities produced (billions of cubic feet)............          135           145           186
Average sales price less royalties (per thousand cubic
  feet).....................................................  E      1.36   E      2.35   E      2.57
Average sales cost (lifting cost) (per thousand cubic
  feet).....................................................  E      0.40   E      0.50   E      0.54

    Wintershall's total gross and net productive wells, total gross and net developed acres and total gross and net developed and undeveloped acres (both leases and concessions) as of December 31, 2001, were as follows:

                                              NORTH AFRICA
                                                  AND                                           REST OF
                                                 MIDDLE                  REST OF               WORLD (AT
                                   GERMANY      EAST(1)      ARGENTINA   WORLD(1)    TOTAL      EQUITY)
                                   --------   ------------   ---------   --------   --------   ---------
OIL
Total gross productive wells.....    547.0         272.0         57.0        0.0       876.0       12.0
Total net productive wells.......    252.4          63.0         18.0        0.0       333.4        6.0

GAS
Total gross productive wells.....    150.0           0.0        147.0       22.0       319.0        0.0
Total net productive wells.......     63.4           0.0         35.0        7.2       105.6        0.0

OIL AND GAS ACREAGES
  (THOUSAND OF ACRES)
Total gross developed acres......    163.9          93.8        256.2       12.8       526.7        0.9
Total net developed acres........     56.3          29.7         60.4        4.6       150.9        0.4
Total gross undeveloped acres....  2,581.7       2,074.5      4,233.1    2,463.4    11,352.6    5,589.1
Total net undeveloped acres......  1,215.6         788.0      1,322.8    1,091.8     4,418.1    2,794.5

---------------

(1) Consolidated activities only

    Exploration activities are focused on Europe, the Southern Cone region of South America, North Africa/Middle East (mainly Libya) and the Caspian Sea. The Oil & Gas segment's exploration expenditures in 2001 were E112 million. Either directly or through its subsidiaries, Wintershall was involved in the drilling of 15 exploratory wells that were completed in 2001 compared with four exploratory wells completed in 2000. In 2001, seven of the exploratory wells completed were productive compared with none in 2000. As of December 31, 2001, Wintershall had begun drilling five additional exploratory wells. In Brazil, E67 million was spent on acquiring new concessions and E17 million on exploration activities. In Azerbaijan and Russia, E27 million was spent on exploration activities. These expenditures in Brazil and Azerbaijan are not included in the Consolidated Financial Statements of the BASF Group, whereas the expenditure in Russia is included on an equity basis. In Azerbaijan and Russia, Wintershall participated in three exploratory wells, which resulted in two discoveries. Drilling began on two additional exploratory wells at the end of 2001.

    In 2001, approximately 70% of the Oil & Gas segment's oil reserves and production activities were in North Africa and the Middle East. The substantial majority of these reserves and production activities were in Libya, where the segment operates several onshore oilfields and utilizes associated natural gas for local consumption. BASF does not believe the ILSA (Iran-Libya Sanctions) Extension Act adopted by the United States government will have a material adverse effect on BASF's financial condition or results of operations. Remaining oil production takes place primarily in the Mittelplate offshore oil field in the German North Sea as well as Dubai, Argentina and Russia.

    With approximately 200 million barrels of proved initial reserves, the Mittelplate field is the largest known German oil reservoir. Wintershall and its partner, RWE-DEA, have been producing oil from an offshore production platform since 1987. As of 1998, the Mittelplate field has also been developed from an onshore site by extended-reach wells. In 2001, oil production increased to
11.3 million barrels of which 5.5 million barrels were produced through extended-reach wells. Each partner has a 50% interest in the project. Wintershall's share of Mittelplate oil production has been contracted to RWE-DEA and Elf Oil Germany, a unit of TotalFinaElf S.A., for refining.

    More than 40% of Wintershall's natural gas is produced in Argentina. Wintershall acquired its Argentine gas operations through the September 1998 dissolution of the BASF joint venture Deminex. By acquiring Deminex's gas operations in Argentina, Wintershall added 746 billion cubic feet to its total natural gas reserves. Since 1998, Wintershall has further developed its gas reserves in Argentina and increased its market share in the Southern Cone region of South America. And in 2001, the company decided to develop the Carina and Aries gas fields off the coast of Tierra del Fuego. As a result of the economic development in Argentina at the end of 2001, the project schedule is under review. Wintershall also holds a 10% share in the "Cruz del Sur" gas pipeline project. The project is expected to be completed by the first half of 2002. With this pipeline, which runs from Punta Lara, Argentina, to Montevideo, Uruguay, Wintershall will be able to participate in the strategic development of new gas markets in Uruguay. Southern Brazil represents another growing gas market in which Wintershall may participate, and the pipeline may be extended to this region depending on market conditions.

    The Oil & Gas segment has a 49.95% participation interest in and is the operator of the first natural gas offshore project on the German continental shelf, approximately 300 kilometers off the German North Sea coast. Production started in September 2000 with a gas plateau rate of 112 million cubic feet per day. The major partners in this project include BEB Erdgas und Erdol and RWE-DEA. N.V. Nederlandse Gasunie a Dutch natural gas distributor has contracted to purchase the natural gas produced from this field.

    In spring 1999, BASF signed a German-Russian economic agreement with Gazprom that provides a framework for future project-specific agreements. The agreement also contemplates the joint participation of Wintershall and Gazprom in the exploration and production of oil and gas primarily in Russia. Wintershall and Gazprom are specifically planning to participate in the development of large gas/condensate fields in Western Siberia. Such developments will have to be the subject of future agreements. Gazprom and Wintershall are developing geotechnical concepts needed for the economic and technical development of these fields.

    In Brazil, Wintershall established a significant exploration portfolio in 2001. In the third round of bidding with Agencia Nacional do Petroleo (ANP), Wintershall acquired and became the operator of three offshore concessions in water depths of up to 100 meters. In addition, Wintershall participated in two deepwater exploration concessions with Esso Exploracao Espirito Santo Ltda. and Shell Brasil Ltda.

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

    Wherever possible, Wintershall arranges capital investment guarantees by the German government to protect its investments. Covered risks include political risks, such as the risk of war, revolution and expropriation. If any covered risk were to materialize, Wintershall would receive approximately E160 million. German government guarantees currently cover a total investment volume by Wintershall of approximately E447 million, including inventory of raw materials and supplies.

    General uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of any reserve estimate is a function of the quality of available data and engineering, and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. In addition, changes in oil and natural gas prices could have an effect on the economically recoverable reserves. Accordingly, reserve estimates could be materially different from the quantities of oil and natural gas that are ultimately recovered.

NATURAL GAS DISTRIBUTION AND TRADING

    BASF conducts its natural gas distribution and trading activities pursuant to an extensive agreement with OOO Gazexport, a subsidiary of OAO Gazprom of Russia. To promote the joint marketing of mainly Russian, as well as British North Sea and German natural gas in Germany, Wintershall and Gazprom established two joint ventures:

    - WINGAS GmbH (WINGAS) of Kassel, Germany, in which Wintershall has a 65% ownership interest; and

    - Wintershall Erdgas Handelshaus GmbH (WIEH), of Berlin, Germany, in which Wintershall has a 50% ownership interest.

    WINGAS owns and operates a large pipeline system in Germany for the distribution of natural gas and also owns and operates one underground natural gas storage site. WIEH acts exclusively as a trading company, purchasing Russian natural gas and marketing it to WINGAS and other natural gas providers in Germany. WIEH also markets Russian natural gas in Central Europe through its wholly owned Swiss subsidiary, Wintershall Erdgas Handelshaus AG (WIEE), of Zug, Switzerland.

    In the medium term, the natural gas distribution and trading business has generated stable margins and represents a source of noncyclical income for BASF. In addition, this business ensures a reliable and cost efficient source of natural gas for BASF's Verbund site in Ludwigshafen, Germany, and for other BASF companies.

    In 2001, WINGAS concluded new supply contracts with municipalities in Germany and in the forward market and therefore was able to increase the sales volume from 387 billion cubic feet to 414 billion cubic feet despite relatively warm weather during the year. The sales volume of WINGAS, WIEH and WIEE totaled 730 billion cubic feet compared with 756 billion cubic feet for 2000. The BASF consolidated sales volume in 2001 was 461 billion cubic feet, representing a 1.5% decrease over the previous year's sales volume of 468 million cubic feet.

    WINGAS

    Since 1991, WINGAS has invested approximately E2.7 billion (of which Wintershall's share was E1.8 billion) in its natural gas distribution and trading activities in Germany. The high-pressure pipeline system currently spans approximately 1,900 kilometers (km). The pipeline system presently consists of four primary legs:

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

    In 2001, WINGAS purchased 50% of the natural gas from WIEH, which in turn purchases all of its gas from Gazprom's subsidiary Gazexport. In 2001, WINGAS bought additional gas directly from Gazexport so that in total 261 billion cubic feet were purchased from these suppliers. WINGAS also bought 92 billion cubic feet from North Sea suppliers, including EdFT (Electricite de France
Trading Ltd.) and Conoco.

    The biggest customer for WINGAS's natural gas is BASF's own Verbund site in Ludwigshafen, Germany. In 2001, the site purchased approximately 87 billion cubic feet, or approximately 21% of

WINGAS's distribution volume. Approximately 19 billion cubic feet, or 5%, was sold to other BASF companies; 36% to transmission companies; 20% to regional distributors, municipalities and industrial companies; and 18% was sold in the forward market. Of the natural gas that WINGAS distributed in Germany in 2001, just over half (56%) was supplied through long-term natural gas supply agreements with more than 60 customers. Starting in 2004, WINGAS will also supply natural gas to BASF's Verbund site in Antwerp, Belgium.

    WINGAS is currently the fourth largest natural gas transmission and distribution company in Germany, has a current market share of 10% and aims to increase its share of the growing German gas market. Capital expenditures in 2001 totaled E39 million, of which E38 million was used for additions to the existing infrastructure.

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

    BASF's operations are subject to increasingly stringent laws and government regulations related to environmental protection and remediation. In Germany alone, some 3,000 laws and regulations regarding environment, safety and health affect BASF's operations. In Germany, the primary environmental laws currently affecting BASF's operations are:

    - the Chemicals Act (CHEMIKALIENGESETZ), which provides for the protection of humans and the environment from the harmful effects of dangerous chemical substances;

    - the Federal Immission Control Act (BUNDES-IMMISSIONSSCHUTZGESETZ), which regulates emissions from a variety of sources;

    - the Ordinance on Large Firing Installations
      (GROFEUERUNGSANLAGEN-VERORDNUNG), which establishes emissions limits for different types of plants for all major air pollutants, including sulfur dioxide, nitrogen oxides and dust;

    - the Hazardous Incident Ordinance of the European Union
      (STORFALL-VERORDNUNG), which classifies the accident potential of installations and sets corresponding standards for safety management;

    - the Closed Substance Cycle and Waste Management Act (KREISLAUFWIRTSCHAFTS-UND ABFALLGESETZ), which regulates waste management, focusing on waste avoidance and reuse of waste;

    - the Federal Water Resources Act (WASSERHAUSHALTSGESETZ), which establishes principles for the responsible use of water resources, including the purification of wastewater;

    - the Waste Water Charges Act (ABWASSERABGABENGESETZ), which establishes wastewater emissions based on the content of harmful substances and other parameters, such as nitrogen content and determines fees to be paid by companies according to the emissions of these harmful substances;

    - the Act on Transportation of Dangerous Goods (GESETZ ZUR BEFORDERUNG GEFAHRLICHER GUTER), which sets standards for transportation safety and the avoidance of the release of dangerous substances due to accidents; and

    - the Federal Mining Act (BUNDESBERGGESETZ), which regulates the exploration and production of oil and gas.

    Although BASF believes that its production sites and operations are currently in material compliance with all applicable laws and regulations, these laws and regulations have required and in the future could require BASF to take action to remediate the effects on the environment of the prior disposal or release of chemicals or petroleum substances or waste. Such laws and regulations have applied and in the future could apply to various sites, including BASF's chemical plants, oil fields, waste disposal sites, chemical warehouses and natural gas storage sites. In addition, such laws and regulations have required and in the future could require BASF to install additional controls for certain of its emission sources, undertake changes in its operations in future years and remediate soil or groundwater contamination at current and/or former sites and facilities.

    BASF's operating costs for environmental protection totaled E765.3 million in 2001. These costs are recurring or one-time costs associated with sites or measures that are incurred in the avoidance, reduction or elimination of deleterious effects on the environment. They include the costs of centralized disposal sites, such as wastewater treatment plants, as well as decentralized sites, such as residue incinerators. They also comprise different levies such as effluent levies, water levies, costs for disposal services by third parties, monitoring, analysis and surveillance carried out by mobile and stationary units as well as research and development costs for reducing the incidence of residues. BASF also spent approximately E175.8 million in 2001 on capital expenditures for pollution control devices and equipment.

    BASF also incurs costs to remediate the impact of the current and prior disposal or release of chemicals or petroleum substances or waste, both at its own sites and at third-party sites to which BASF has sent waste for disposal. Worldwide, BASF had established provisions of E309 million for anticipated investigation and clean-up costs at such sites as of December 31, 2001, and E269 million as of December 31, 2000. In the United States, liability for remediation of contamination is imposed generally pursuant to the federal Comprehensive Environmental Response Compensation and Liability Act (Superfund) and analogous state laws. Although such U.S. laws generally allow the recovery of the total cost of cleanup from any single responsible party, cleanup costs typically are shared among several responsible parties at third-party sites where multiple parties sent waste to the site for disposal, and sometimes at owned or operated sites where a predecessor or other third-party disposed of waste on-site. BASF has been notified that it may be a potentially responsible party at such sites. The proceedings related to these sites are in various stages. The cleanup process has not been completed at most sites; the number, potential liability and financial viability of other parties are typically not fully resolved and the status of the insurance coverage for most of these proceedings is uncertain. Consequently, BASF cannot accurately determine the ultimate liability for investigation or cleanup costs at these sites. As events progress at each site for which BASF has been named a potentially responsible party or is otherwise involved in remediation of contamination, BASF accrues, as appropriate, a liability for site cleanup. Such liabilities include all costs that are probable and can be reasonably estimated. In establishing these liabilities, BASF considers its shipments of waste to a site and its percentage of total waste shipped to the site (in the case of third-party sites); the types of waste involved; the conclusions of any studies; the magnitude of any remedial actions which may be necessary; and the number and viability of other potentially responsible parties. Although the ultimate liability may differ from estimates, BASF routinely reviews the liabilities and revised estimates, as appropriate, based on the most current information available.

    BASF has established and continues to establish provisions for environmental remediation liabilities where the amount of such liability can be reasonably estimated. The provisions made are considered to be in accordance with U.S. GAAP for known requirements. BASF adjusts accruals as new remediation commitments are made and as information becomes available which changes estimates previously made. For further information, see Note 24 to the Consolidated Financial Statements.

    When required by national law, BASF establishes provisions for potential, but not confirmed, soil contamination at BASF sites around the world which are still in operation. In general -- unless otherwise required by national law -- investigations into potential contamination and subsequent cleanup are only required when a site is closed and the existing production facilities dismantled. BASF cannot at this time accurately determine the ultimate potential liability for investigation and cleanup at sites which are still in operation. Taking into account BASF's experience to date regarding environmental matters and facts currently known, BASF believes that capital expenditures and remedial actions necessary to comply with existing laws and conditions governing environmental protection will not have a material effect on BASF's consolidated financial condition or results of operations.

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

                           SUPPLIES AND RAW MATERIALS

RAW MATERIALS PROCUREMENT

    Through its Verbund strategy, BASF operates in an integrated manufacturing environment that processes basic raw materials to produce thousands of products for sale as finished goods at various points in these manufacturing processes. Large amounts of raw materials purchased by BASF are therefore used as feedstocks in these value-adding chains of production.

    The major raw materials that feed BASF's Verbund production sites are hydrocarbon-based raw materials such as naphtha and LPG (liquefied petroleum gas). These materials are used as feedstocks for the steam crackers that are operated in Ludwigshafen, Germany; Antwerp, Belgium; and -- since the fourth quarter of 2001 -- in Port Arthur, Texas. Other important hydrocarbon-based raw materials are natural gas, benzene and propylene. BASF primarily sources its natural gas from Russia by means of a long-term natural gas supply contract with Gazprom. This contract is conducted through BASF's joint venture, WINGAS. Other important materials at BASF include cyclohexane, styrene, titanium dioxide and methanol.

    BASF believes the company can purchase raw materials most efficiently through its network of global and regional procurement teams, which BASF refers to as its "Procurement Verbund." High-volume raw materials or those of strategic importance, such as raw materials used at the start of BASF's value-adding chains of chemistry, tend to be purchased by global procurement teams in order to leverage BASF's purchasing power and secure a stable supply of key raw materials. Regional procurement teams play an essential role in purchasing raw materials for the company's regional production sites.

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

TECHNICAL GOODS AND SERVICES PROCUREMENT

    The technical goods and services that BASF purchases are related primarily to the company's manufacturing activities, which involve significant capital expenditures to design and build plants. These expenditures also cover the maintenance of sites and offices around the world.

    BASF's global and regional procurement teams in its Procurement Verbund work with technicians and engineers to identify where and how technical goods and services can be procured most efficiently. To this end, the standardization of goods and services has a major role to play. Standardizing goods and services tends not only to be more cost effective, but reduces the expenses associated with servicing and maintenance. Furthermore, the company's procurement teams work closely with suppliers to support them in developing system solutions. In this way, the capital expenditures needed to develop such solutions can be allocated more effectively.

E-COMMERCE

    BASF is actively pursuing the opportunities offered by e-commerce to increase the efficiency of its procurement processes. For example, increasingly in the chemicals industry, buyers and sellers are connecting their respective enterprise resource planning (ERP) systems through online marketplaces. In 2001, BASF's ERP was linked to Elemica Holding Ltd., a neutral electronic marketplace for the purchase and sale of basic, intermediate, specialty and fine chemicals.

    Electronic marketplaces are also playing a strategic role in BASF's technical goods and services procurement. For example, BASF is a founding partner in cc-chemplorer, a marketplace for maintenance, repair and operations-related products and services for the chemical industry. BASF believes that its involvement in such e-commerce activities is making a positive contribution to the speed and quality of its procurement activities.

                            ORGANIZATIONAL STRUCTURE

    BASF Aktiengesellschaft is the ultimate parent company of the BASF Group. The Group operates in five separate business segments which encompass BASF's 12 operating divisions. The business segments are reportable segments except for business segment Agricultural Products & Nutrition, which is treated as two reportable segments, the disclosing separately the Agricultural Products and Fine Chemicals divisions. The divested Pharmaceuticals division was formerly included as a third reportable segment in the business segment formerly known as Health & Nutrition.

    In 2001, BASF established 48 business units organized along industry lines. These business units are responsible for production, marketing and sales activities, 38 of which have a regional focus.

    In addition, to its operating divisions and business units, BASF has three corporate divisions which support the Board of Executive Directors in directing the company's activities, and eight competence centers which oversee strategic activities and set global standards. The corporate divisions are Legal, Taxes & Insurance; Planning & Controlling and Finance. The competence centers are Logistics & Information Services; Human Resources; Environment, Safety & Energy; Purchasing; Corporate Engineering; Chemicals Research & Engineering; Specialty Chemicals Research and Polymer Research.

SIGNIFICANT SUBSIDIARIES

    The following table sets forth significant subsidiaries owned, directly or indirectly, by BASF Aktiengesellschaft:

                                                              PERCENTAGE
NAME OF COMPANY                                               OWNED (%)
---------------                                               ----------
BASF Corporation, Mount Olive, New Jersey...................     100
BASF Antwerpen N.V., Antwerp, Belgium.......................     100
Wintershall AG, Kassel, Germany.............................     100
BASF Coatings AG, Munster-Hiltrup, Germany..................     100
Elastogran GmbH, Lemforde, Germany..........................     100
BASF Schwarzheide GmbH, Schwarzheide, Germany...............     100
BASF Espanola S.A., Tarragona, Spain........................     100
BASF S.A., Sao Bernardo do Campo, Brazil....................     100

                            DESCRIPTION OF PROPERTY

    BASF owns and operates numerous production and manufacturing sites throughout the world. The principal offices of BASF Aktiengesellschaft are located in Ludwigshafen, Germany. In addition, BASF operates regional headquarters, sales offices, distribution centers and research and development facilities worldwide.

    At the heart of BASF's integration strategy are its Verbund production sites. The following is a description of these sites including the number of production plants:

                                                                  PRODUCTION
                                                              -------------------
LOCATION                                                      ACREAGE     PLANTS
--------                                                      --------   --------
Ludwigshafen, Germany.......................................   1,760       245
Antwerp, Belgium............................................   1,470        58
Geismar, Louisiana..........................................   2,290        10
Freeport, Texas.............................................     510        20

    Additional Verbund sites are currently under construction in Kuantan, Malaysia, with the joint venture partner PETRONAS and in Nanjing, China, with the joint venture partner SINOPEC.

    See "Item 4. Information on the Company -- Environmental Matters" for information on environmental issues related to BASF's properties. Additional information regarding BASF's property, plant and equipment is contained in
Note 14 to the Consolidated Financial Statements included in Item 18.

    For information on BASF's oil and natural gas exploration and production activities, see "Item 4. Information on the Company -- Oil & Gas" and "Supplementary information concerning oil and gas producing activities (unaudited)" in Item 18.

    The following is a list of BASF's significant production sites, all of which BASF owns, except as indicated below:

REGION/ COUNTRY                PRODUCTION SITE LOCATION       DIVISION ACTIVITIES
---------------                ------------------------       -------------------
EUROPE
  Germany                      Ludwigshafen(1)                Petrochemicals
                                                              Inorganics
                                                              Intermediates
                                                              Styrenics
                                                              Performance Polymers
                                                              Performance Chemicals
                                                              Functional Polymers
                                                              Fine Chemicals
                                                              Agricultural Products
                               Besigheim                      Performance Chemicals
                               Cologne                        Performance Chemicals
                               Lemforde                       Polyurethanes
                               Minden                         Fine Chemicals
                               Munster-Hiltrup                Coatings
                               Schwarzheide                   Petrochemicals
                                                              Intermediates
                                                              Styrenics
                                                              Functional Polymers
                                                              Performance Polymers
                                                              Polyurethanes
                                                              Coatings
                                                              Agricultural Products
                               Sinzheim                       Performance Chemicals
                               Stuttgart-Feuerbach            Performance Chemicals
                               Willstatt                      Performance Chemicals
                               Wurzburg                       Coatings

  Belgium                      Antwerp(1)                     Petrochemicals
                                                              Inorganics
                                                              Intermediates
                                                              Performance Chemicals
                                                              Styrenics
                                                              Polyurethanes
                                                              Performance Polymers
                                                              Functional Polymers
                               Feluy                          Intermediates

REGION/ COUNTRY                PRODUCTION SITE LOCATION       DIVISION ACTIVITIES
---------------                ------------------------       -------------------
                                                              Petrochemicals

  Denmark                      Ballerup                       Fine Chemicals
                               Grenaa                         Fine Chemicals

  Finland                      Hamina                         Functional Polymers

  France                       Clermont de l'Oise             Coatings
                                                              Performance Chemicals
                               Genay                          Agricultural Products
                               Gravelines                     Agricultural Products
                               Mitry-Mory                     Polyurethanes

  Italy                        Bibbiano                       Styrenics
                               Burago                         Coatings
                               Caronno Pertusella             Performance Chemicals
                               Cesano Maderno                 Performance Chemicals
                               Cinisello Balsamo              Performance Chemicals
                               Villanova d'Asti               Polyurethanes
                               Zingonia                       Polyurethanes

  The Netherlands              Moerdijk                       Polyurethanes

  Spain                        Guadalajara                    Coatings
                               Hospitalet                     Performance Chemicals
                               Rubi                           Polyurethanes
                               Tarragona                      Petrochemicals
                                                              Styrenics
                                                              Performance Polymers
                                                              Performance Chemicals
                                                              Functional Polymers
                                                              Agricultural Products
                                                              Fine Chemicals
                               Tudela(2)                      Styrenics

  Turkey                       Gebze                          Functional Polymers
                                                              Performance Chemicals

  United Kingdom               Alfreton                       Polyurethanes
                               Ashbourne                      Fine Chemicals
                               Cramlington                    Fine Chemicals
                                                              Performance Chemicals
                               Seal Sands                     Performance Polymers
                               Slinfold                       Performance Chemicals

NORTH AMERICA
  Canada                       Arnprior, Ontario              Performance Polymers
                               Windsor, Ontario               Coatings

  Mexico                       Altamira                       Styrenics
                                                              Performance Chemicals
                                                              Functional Polymers
                               Lerma                          Polyurethanes
                                                              Performance Chemicals
                               Tultitlan                      Coatings

REGION/ COUNTRY                PRODUCTION SITE LOCATION       DIVISION ACTIVITIES
---------------                ------------------------       -------------------
  United States                Aberdeen, Mississippi          Functional Polymers
                               Anderson, South Carolina       Performance Polymers
                               Beaumont, Texas                Agricultural Products
                               Charlotte, North Carolina      Performance Chemicals
                               Chattanooga, Tennessee         Functional Polymers
                               Clemson, South Carolina        Performance Polymers
                                                              Polyurethanes
                               Freeport, Texas(1)             Petrochemicals
                                                              Intermediates
                                                              Performance Polymers
                                                              Functional Polymers
                               Geismar, Louisiana(1)          Petrochemicals
                                                              Intermediates
                                                              Polyurethanes
                                                              Performance Chemicals
                                                              Fine Chemicals
                               Hannibal, Missouri             Agricultural Products
                               Huntington, West Virginia      Performance Chemicals
                               Joliet, Illinois               Styrenics
                               Monaca, Pennsylvania           Functional Polymers
                               Morganton, North Carolina      Coatings
                               Port Arthur, Texas(2)          Petrochemicals
                               Portsmouth, Virginia           Functional Polymers
                               South Brunswick, New Jersey    Styrenics
                               Sparks, Georgia                Agricultural Products
                               Whitestone, South Carolina     Performance Chemicals
                                                              Fine Chemicals
                               Wyandotte, Michigan            Styrenics
                                                              Performance Polymers
                                                              Polyurethanes
                                                              Fine Chemicals

SOUTH AMERICA
  Argentina                    General Lagos Rosario          Styrenics
                                                              Performance Chemicals
                                                              Functional Polymers
                               Tortuguitas                    Coatings

  Brazil                       Camacari                       Intermediates
                                                              Petrochemicals
                               Guaratingueta                  Styrenics
                                                              Performance Chemicals
                                                              Functional Polymers
                                                              Agricultural Products
                                                              Fine Chemicals
                               Paulinia                       Agricultural Products
                               Resende                        Agricultural Products
                               Sao Bernardo do Campo          Coatings
                               Sao Jose dos Campos            Styrenics

  Chile                        Concon                         Inorganics
                                                              Styrenics

REGION/ COUNTRY                PRODUCTION SITE LOCATION       DIVISION ACTIVITIES
---------------                ------------------------       -------------------
                                                              Functional Polymers
                                                              Performance Chemicals
                               Santiago                       Styrenics

ASIA, PACIFIC AREA, AFRICA
  China                        Caojing(3)(4)                  Intermediates
                               Nanjing(4)                     Styrenics
                               Nanjing(1)(2)(4)               Petrochemicals
                                                              Intermediates
                                                              Functional Polymers
                               Shanghai(4)                    Performance Chemicals
                                                              Performance Polymers
                                                              Functional Polymers
                               Shenyang(4)                    Fine Chemicals

  India                        Daheij                         Styrenics
                               Mangalore                      Performance Chemicals
                                                              Functional Polymers
                               Thane                          Styrenics
                                                              Performance Chemicals
                                                              Agricultural Products

  Indonesia                    Jakarta, Cengkareng            Functional Polymers
                                                              Performance Chemicals
                                                              Fine Chemicals

  Japan                        Shinshiro                      Polyurethanes
                               Totsuka                        Coatings
                               Yokkaichi                      Intermediates
                                                              Polyurethanes
                                                              Functional Polymers
                                                              Performance Chemicals
                                                              Fine Chemicals

  Korea                        Gunsan                         Fine Chemicals
                               Ulsan                          Intermediates
                                                              Styrenics
                                                              Polyurethanes
                               Yeosu                          Polyurethanes

  Malaysia                     Kuantan(1)(2)(4)               Petrochemicals
                                                              Intermediates
                                                              Functional Polymers
                               Pasir Gudang(4)                Styrenics
                                                              Performance Chemicals
                                                              Performance Polymers
                               Shah Alam(4)                   Polyurethanes
                                                              Performance Chemicals

---------------

(1) Verbund site.

(2) Under construction.

(3) Planned.

(4) Plant is owned; land is leased.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

                                    OVERVIEW

    BASF is a transnational chemical company that aims to increase and sustain its corporate value through growth and innovation. The company's product range includes high-performance products, including chemicals, plastics, coatings systems, dispersions, agricultural products, fine chemicals as well as crude oil and natural gas.

    BASF is comprised of the parent company, BASF Aktiengesellschaft of Ludwigshafen, Germany, and 153 consolidated subsidiaries. The company has customers in more than 170 countries and operates production sites in 39 countries.

    BASF conducts its worldwide operations through 12 operating divisions, which have been aggregated into five business segments based on the nature of the products and production processes, type of customers, channels of distribution and nature of the regulatory environment. The business segments are reportable segments, with the exception of Agricultural Products & Nutrition, which is treated as two reportable segments, Agricultural Products and Fine Chemicals, respectively. The divested Pharmaceuticals division was formerly included as a third reportable segment in the business segment Health & Nutrition.

    The reportable operating segments are:

    - Chemicals

    - Plastics & Fibers

    - Performance Products

    - Agricultural Products

    - Fine Chemicals

    - Pharmaceuticals (discontinued operations)

    - Oil & Gas

    After receiving clearance from the Federal Trade Commission and the European Union Commission, BASF sold its pharmaceuticals business on March 2, 2001 to Abbott Laboratories Inc. of Abbott Park, Illinois. Pursuant to the requirements of U.S. GAAP, pharmaceuticals activities are disclosed as discontinued operations as described in Item 18 under Note 3 to the Consolidated Financial Statements. For additional information on BASF's pharmaceuticals activities as discontinued operations, see also Notes 4 and 5 to the Consolidated Financial Statements in Item 18.

CHEMICALS

    In the Chemicals segment, profitability is to a large extent determined by the margins between prices for raw materials, particularly steam cracker feedstocks, and prices for end-products, which are set on the world commodity markets, as well as by the cost of production, which is influenced by the level of capacity utilization.

    Because cost efficiency and a global presence are critical to the profitability of this segment, BASF's capital expenditures are focused on constantly improving processes and achieving technological and cost leadership as well as expanding the worldwide presence of its chemicals business. BASF has achieved industry leadership in many sectors of the chemical industry, operating world-scale plants with modern technology that incorporate BASF's Verbund approach to integration. This enhances the benefits achieved through economies of scale. The Verbund is based on the creation of company-wide value-adding chains, beginning with a favorable cost position for the most basic starting materials and capitalizing on this cost advantage as basic materials are processed to form more complex compounds. High captive use ensures high capacity utilization rates of production plants, making the Chemicals segment less dependent on fluctuations in external demand. This also means that new capacities being brought on stream by BASF have a less disruptive effect on the market. The Verbund approach gives BASF cost leadership with respect to many products. BASF is currently expanding its existing Verbund sites and building new ones in emerging markets.

    The Chemicals segment sells approximately 35% of its products, mostly from the Petrochemicals and the Inorganics divisions, to other segments. The transfer prices for these sales are based on market prices, but offer the internal buyer advantages through savings in logistics, including transportation and purchasing, and in energy and infrastructure costs. Many of the raw materials that this segment consumes are produced within BASF. For raw materials that are not produced by BASF or where BASF's demand exceeds its own production, BASF takes advantage of its size through centralized purchasing of raw materials around the world for many of its operating divisions, both on the basis of long-term contracts and in spot markets. In addition, BASF is taking advantage of the opportunities offered by e-commerce to increase its purchasing efficiencies for the Chemicals segment.

    Raw materials account for a significant proportion of the cost in the Chemicals segment. Therefore, the Chemicals segment is sensitive to cycles in the prices of raw materials such as oil and gas. In addition, many of the segment's products are used as starting materials for end-products in cyclical industries that are affected by economic cycles such as the automotive, chemicals and construction industries.

PLASTICS & FIBERS

    The Plastics & Fibers segment produces both commodities and specialty products. The profitability of commodity products is determined by the spread between the prices of monomer raw materials, particularly products manufactured in steam crackers, such as ethylene and propylene, and the prices of the polymer end-products.

    Due to increasing price competition, low production costs and high sales volume are critical to achieving profitability. The strategy of the segment focuses on achieving economies of scale through world-scale production and using advanced technologies and backward integration within the Verbund. In addition, BASF intends to stabilize earnings in this segment by developing innovative applications, entering new markets and tailoring future capacity expansions to the growth of specific markets.

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

PERFORMANCE PRODUCTS

    The profitability of commodity and commodity-like products in this segment is determined mainly by the segment's production technology and costs. Production in world-scale plants in close proximity to regional markets and the use of leading production technologies allows BASF to maintain its status as a low-cost, global producer.

    The segment also produces a number of high-value chemicals that often represent the final stages of BASF's value-adding chains. The critical success factors for these products are product innovation, application technology and strong customer relationships. To these ends, the development of new products is strongly focused on customer needs.

AGRICULTURAL PRODUCTS & NUTRITION

    The Agricultural Products & Nutrition business segment is comprised of Agricultural Products and Fine Chemicals, both of which are generally non-cyclical businesses. It has devoted substantial resources to acquisitions as well as to research and development to become a market leader. BASF is investing in new state-of-the-art plants, both on its own and in partnerships, to ensure economies of scale are achieved.

OIL & GAS

    In the Oil & Gas segment, crude oil prices are subject to international supply and demand and other factors that are beyond BASF's control. Such factors can also affect the price of natural gas because in many countries, including Germany, natural gas prices are tied to the prices of refined products.

    In BASF's activities relating to the exploration and production of oil and natural gas, profitability is dependent on BASF's expertise to explore for new hydrocarbon resources and to efficiently develop and produce oil and gas deposits in its core regions.

    Key factors affecting the profitability of the natural gas distribution and trading business are BASF's access to large gas reserves, the liberalization of the natural gas industry in Germany, the adequacy of its natural gas storage site and its ability to procure long-term contracts covering an increasing volume of natural gas.

                             BASIS OF PRESENTATION

    The Consolidated Financial Statements of BASF included in Item 18 of this report have been prepared based on BASF's accounting and valuation principles in accordance with German GAAP as required by the German Commercial Code (HANDELSGESETZBUCH), the standards of the German Accounting Standards Committee
(GASC) and the German Stock Corporation Act (AKTIENGESETZ).

    There are certain differences relating to accounting and valuation methods that are required under U.S. GAAP but are not allowed under German GAAP. The effects of BASF's reconciliation of the remaining differences between German GAAP and U.S. GAAP for the years ended December 31, 2001 and 2000 are described in Note 4 to the Consolidated Financial Statements included in Item 18.

    In June 2001, the Financial Accounting Standards Board (or "FASB") issued Statement of Financial Accounting Standards (or "SFAS") No. 141, "Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. BASF believes that the adoption of SFAS 141 will have no impact on the reconciliation of net income and stockholders' equity.

    In June 2001, the FASB issued SFAS No. 142, "Goodwill and other Intangible Assets." SFAS No. 142 specifies that intangible assets with an unlimited useful life and goodwill will no longer be amortized but will be periodically tested for impairment and written down to fair value if considered impaired. BASF is currently reviewing these statements to determine this impact on the amounts disclosed in the reconciliation of net income and stockholders' equity to U.S. GAAP in the Notes to the Consolidated Financial Statements.

    Also, in June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations and costs associated with the retirement of tangible long-lived assets. In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which provides a single accounting model for long-lived assets to be disposed of by sale. BASF is currently reviewing these statements to determine this impact on the amounts disclosed in the reconciliation of net income and stockholders' equity to U.S. GAAP in the Notes to the Consolidated Financial Statements.

                             RESULTS OF OPERATIONS

GROUP

    This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements included in
Item 18 of this Annual Report.

    After a positive start in the first quarter, the business climate worsened steadily as the year progressed. This affected all regions to a varying extent. BASF therefore embarked on a comprehensive restructuring program to improve its competitive position. This program includes the closure of sites and production plants that no longer fit BASF's strategic and business objectives. Special charges relating to the reorganization of BASF's marketing and sales structures were incurred, which had a significant negative effect on earnings.

    The following table sets forth sales and income for BASF. Sales are net of petroleum and natural gas taxes.

SALES AND EARNINGS

                                                              %                             %
                                                            CHANGE                       CHANGE
                                                             FROM                         FROM
                                                           PREVIOUS                     PREVIOUS
                                               2001          YEAR          2000           YEAR            1999
                                          --------------   --------   --------------   -----------   --------------
                                                         (EUROS IN MILLIONS, EXCEPT PER SHARE DATE)
Sales...................................  E     32,499.6      (9.6)   E     35,945.7         22.0    E     29,472.7
Gross profit............................        10,311.8     (18.7)         12,690.6         14.5          11,081.4
Gross profit as a percentage of
  sales (%).............................            31.7     (10.1)             35.3         (6.1)             37.6
Income from operations..................  E      1,216.9     (60.4)   E      3,069.7         52.8    E      2,008.7
Income from operations as a percentage
  of sales (%)..........................             3.7     (56.5)              8.5         25.0               6.8
Special items...........................  E     (1,076.1)   (226.1)   E       (330.0)          --    E       (941.0)
Income before taxes and minority
  interests.............................           608.7     (78.5)          2,827.4          8.5           2,605.5
Net income..............................         5,858.2     372.5           1,239.8          0.2           1,236.8
Net income as a percentage of
  sales (%).............................            18.0     429.4               3.4        (19.0)              4.2
Basic earnings per share................  E         9.72     381.2    E         2.02          1.0    E         2.00
Amounts in accordance with U.S. GAAP
  Net income............................  E      5,692.4     291.6    E      1,453.6          9.7    E      1,324.8
  -- from continuing operations.........          (238.2)       --           1,302.1         (2.0)          1,329.1
  -- from discontinued operations
    including gain from disposal........         5,892.6   3,789.5             151.5           --              (4.3)
  -- cumulative effect of implementing
    SFAS 133............................            38.0        --                --           --                --
  Basic earnings per share..............  E         9.45     298.7    E         2.37         10.7    E         2.14
  -- from continuing operations.........           (0.39)       --              2.13         (0.9)             2.15
  -- from discontinued operations
    including gain on disposal..........            9.78   3,975.0              0.24           --             (0.01)
  -- cumulative effect of implementing
    SFAS 133............................            0.06        --                --           --                --
  -- diluted earnings per share.........            9.45     302.1              2.35         10.8              2.12

    In 2001, income from operations included E1,076 million in special charges, primarily for restructuring and streamlining measures taken in production, marketing and sales. Compared with the previous year's special charges of E330 million, this represents an increase in special charges of E746 million.

    In conjunction with the restructuring program, charges incurred for severance payments, losses on disposal and nonscheduled write-downs on plants to be closed, as well as the costs of restructuring plant operations, totaled
E747 million. Special charges were also incurred as a result of higher-than-expected fines imposed by the E.U. Commission for antitrust violations in BASF's vitamins business. The provision established for this penalty had to be increased by approximately E200 million. Additional charges of E20 million were incurred for further contributions to the federal foundation "Remembrance, Responsibility and the Future" to compensate those who suffered injustice as forced laborers under the National Socialist regime.

    Of the total special charges included in income from operations, Europe accounted for E609 million; North America (NAFTA) for E431 million; South America for E14 million and the Asia, Pacific Area, Africa region for E22 million.

    Special charges of E73 million affected the financial result. These special charges resulted from restructuring measures taken in companies that are accounted for under the equity method in the Consolidated Financial Statements, such as the joint venture Basell N.V.

    In 2000, special items recorded in other operating expenses and other operating income included E590 million in special charges and E260 million in special income. Included in special charges are costs of E344 million related to the integration of the crop protection business of American Home Products Corp. A further E100 million related to charges from restructuring activities in the Pharmaceuticals segment, which included closing the research and development site in Nottingham, United Kingdom, and workforce reductions. Other special charges relate to the higher settlement costs for litigation brought by indirect purchasers of vitamins in the United States. Various divestitures led to special income of E205 million and included the sale of the Novolen-Registered Trademark- polypropylene technology of Targor GmbH to an international consortium, the sale of the Kraton-Registered Trademark- polymers business to Kraton Polymers GmbH, a subsidiary of the Deutsche Shell GmbH, the sale of the urology business in the Pharmaceuticals segment to Abbott GmbH and the conclusion of business relating to the sale in 1999 of the refinery business in the Oil & Gas segment.

    In 1999, special items recorded in other operating expenses and in other operating income had a negative effect on income from operations of E941 million. Of this amount, E815 million related to provisions for litigations, settlements and related matters for vitamins in the Fine Chemicals segment and for the thyroid medication Synthroid-Registered Trademark- in the Pharmaceuticals segment. A further E310 million related to asset impairments, primarily in the Fine Chemicals, Colorants & Finishing Products and Chemicals segments, and to charges for restructuring in the Pharmaceuticals segment and in the Colorants & Finishing Products and Plastics & Fibers segments. In addition, an expense of E51 million was recorded for BASF's participation in the initiative, "Remembrance, Responsibility and the Future," to provide compensation to those who suffered injustice as forced laborers under the National Socialist regime. Special income of E235 million was generated by the disposal of fixed assets due to the divestiture of the oil marketing and refinery business in the Oil & Gas segment and of the Compo-Registered Trademark- specialty fertilizer business.

    2001 COMPARED WITH 2000

    SALES

    In 2001, sales decreased E3,446 million, or 9.6%, to E32,500 million. In terms of ongoing business, i.e., excluding pharmaceuticals, polyolefins and textile dyes, sales were E31,990 million, or 3.2% higher than in the previous year. Major contributors to this result were the Oil & Gas and Agricultural Products & Nutrition business segments.

    The following table sets forth the various factors affecting the change in sales:

                                                                      2001
                                                          ----------------------------
                                                          IN MILLIONS    AS % OF SALES
                                                          ------------   -------------
Volume..................................................  E      (110)        (0.3)
Prices..................................................         (492)        (1.4)
Currency exchange.......................................         (195)        (0.5)
Acquisitions and additions to scope of consolidation....        1,810          5.0
Divestitures and deconsolidations.......................       (4,459)       (12.4)
                                                          ------------       -----
                                                          E    (3,446)        (9.6)

    Continued weakness in the global economy had an increasingly depressive effect on the sales volumes of our products. The majority of our operating divisions were affected. Despite this general trend, the Inorganics division increased its sales, and crude oil and natural gas production levels were also higher than in the previous year.

    For the most part, prices for our products declined in the face of falling demand. Price levels improved in the Inorganics and Intermediates divisions, and, to a lesser extent, in some product lines of the Coatings division.

    Portfolio changes led to a decline in sales of E2,966 million, or 8.3%. These changes involve in particular:

    - the divestiture of the pharmaceuticals and generics business, and

    - the impact on sales due to the transfer of the polyolefins and the textile dye businesses to the Basell N.V. and DyStar Group joint ventures at the end of the third quarter of 2000.

    Sales were positively influenced by the following:

    - the acquisition of the vitamins business from Takeda Chemical Industries Ltd. at the beginning of 2001,

    - the purchase of American Home Products Corp.'s crop protection business in mid-2000, and

    - the acquisition of the superabsorbents business of Chemdal International Corporation in June 2000.

    Additions to the scope of consolidation contributed E317 million to sales, or 0.9%. Our subsidiary in Turkey, in which all previous operations had been combined, is included in these numbers, as are companies in Japan, China, India, Hungary, Poland and Russia.

    GROSS PROFIT

    Gross profit declined in 2001 by E2,379 million or 18.7% to E10,312 million. As a percentage of sales, gross profit fell from 35.3% to 31.7%. The decrease reflects the continued pressure on selling prices as well as raw material costs that did not decline until the second half of the year.

    INCOME FROM OPERATIONS

    Due to weak demand and high special charges, income from operations fell sharply by E1,853 million, or 60.4% to E1,217 million. Without considering the effect of special items, income from operations decreased E1,107 million, or 32.6%, to E2,293 million, and represented 7.1% of sales, compared with 9.5% in the previous year.

    INCOME FROM ORDINARY OPERATIONS/INCOME BEFORE TAXES

    In 2001, income from ordinary operations decreased E2,218 million, or 78.5%, to E609 million. This decline was primarily due to special items. Excluding the effect of special items, income from ordinary operations was E1,758 million. This represents a decline of E1,266 million, or 42%, compared with the previous year, and is a reflection of weak economic conditions. The effect of this decline on income from operations and on the financial result was E1,107 million and E159 million, respectively.

    EXTRAORDINARY INCOME

    The sale of our pharmaceuticals business to Abbott Laboratories Inc., Abbott Park, Illinois, resulted in extraordinary income of E6,121 million. Taxes charged on this income were E145 million. A large part of the gains realized relate to the sale of participations which we were able to dispose of as tax-exempt divestitures.

    Extraordinary income consists of:

                                                              (EUROS IN MILLIONS)
                                                              -------------------
Extraordinary gains.........................................         8,794
Extraordinary expenses......................................         2,673
                                                                     -----
                                                                     6,121

    The extraordinary gains include proceeds from the sale of the pharmaceuticals business and additional compensation for the net liquidity and net assets transferred.

    The expense items include the book values of the pharmaceuticals business, as well as provisions for warranties assumed and risks retained from the pharmaceuticals business.

    As a result of the high extraordinary income, our income before taxes and minority interests was E6,730 million. This was E3,903 million, or 138%, more than in the previous year.

    NET INCOME/EARNINGS PER SHARE

    BASF achieved net income of E5,858 million. This amount consists of extraordinary income of E5,976 million net of the related taxes and a loss of E118 million in income from current operations.

    The effective tax rate on income from ordinary operations was 125%, compared with 55% in the previous year. The high level of taxes is due to non-deductible foreign taxes on oil producing operations and for fines imposed by the E.U. Commission related to the violation of antitrust laws in the vitamins business, which were assumed to be non-deductible. The effective tax rate was reduced by a charge in accounting principles for deferred tax assets. Based upon the draft Standard No. 10 from the German Accounting Standards Committee (GASC) on accounting for deferred taxes, we also recorded deferred tax assets for tax loss carryforwards, to the extent realization of this potential for tax reduction through future earnings is foreseeable. These adjustments resulted in a reduction in tax expense of E220 million.

    The capitalization of deferred tax assets for tax loss carryforwards from previous years resulted in income of E51 million, which is shown separately in the consolidated statement of income.

    Earnings per share were E9.72 in 2001, compared with E2.02 in 2000. Of this, E9.92 related to extraordinary income.

    Under U.S. GAAP, the gain on the disposal of the pharmaceuticals business as well as the results of operations of the pharmaceuticals business of the first two months of 2001 would be reported as discontinued operations and not as extraordinary income. Also, the effect of adopting SFAS 133, "Accounting for Derivatives," would have been shown as the cumulative effect of a change in accounting principle. Under U.S. GAAP, our net income was E5,692 million, or E(238) million excluding extraordinary income. Per share, this is E9.45, or a loss of E0.39 after excluding extraordinary income (see Note 4 in the Notes to the Consolidated Financial Statements).

    2000 COMPARED WITH 1999

    SALES

    Sales (net of petroleum and natural gas taxes) rose 22% in 2000 to E35,946 million from E29,473 million in 1999.

    The following table sets forth the various factors affecting the change in sales:

                                                                         2000
                                                              ---------------------------
                                                              IN MILLIONS   AS % OF SALES
                                                              -----------   -------------
Volume......................................................  E    1,902          6.5
Prices......................................................       3,326         11.3
Currency exchange...........................................       1,947          6.6
Acquisitions and additions to scope of consolidation........       1,231          4.2
Divestitures and deconsolidations...........................      (1,933)        (6.6)
                                                              -----------        ----
                                                              E    6,473         22.0

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

    The combined effect of acquisitions, divestitures and changes in the scope of consolidation reduced sales by E702 million or 2.4%. Acquisitions contributed E1,056 million to sales in 2000. Major acquisitions included:

    - the crop protection business of American Home Products Corp. (AHP);

    - the superabsorbents business of Chemdal International Corporation; and

    - the industrial coatings business of Rohm and Haas Co.

    Divestitures reduced sales by E1,919 million in 2000. Divestitures included:

    - the sale of the marketing and refinery business in the Oil & Gas segment at the end of 1999;

    - the sale of the Compo-Registered Trademark- specialty fertilizer business at the end of 1999;

    - the transfer of BASF's polyolefins activities conducted through the companies Targor and Elenac to the joint venture Basell N.V. at the end of the third quarter; sales for the first nine months of 2000 from Targor and from BASF's participation in Elenac are included in the sales figures of the Plastics & Fibers segment; BASF's participation in Basell N.V. is accounted for under the equity method; and

    - the transfer of the textile dye business to DyStar at the beginning of the fourth quarter; the first nine months of global sales in 2000 for this business were still included in the sales of the Colorants & Finishing Products segment; BASF's participation in DyStar is accounted for under the equity method.

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

    INCOME FROM OPERATIONS

    Income from operations increased 52.8% in 2000 to E3,070 million from E2,009 million in 1999 due to higher sales. Other operating expenses net of other operating income fell 13.8% in 2000 to E1,537 million from E1,783 million in 1999 due to lower special charges in 2000. Total special items resulted in charges of E330 million in 2000 compared with charges of E941 million in 1999. Excluding the effect of special items, income from operations increased 15.3%.

    INCOME BEFORE TAXES

    In 2000, income before taxes increased 8.5% to E2,827 million from E2,606 million in 1999. The increase in income from operations was partly offset by a decline in the financial result. The financial result in 2000 amounted to E(243) million, E840 million lower than in 1999. In 2000, special income from securities and the sale of participating interests totaled E133 million. This represents a drop in special income of E619 million compared with 1999, when BASF sold its participation in Aral AG. The interest result in 2000 declined due to higher interest expenses from the higher financial indebtedness needed to finance acquisitions.

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

    In 2000, net income increased 0.2% to E1,240 million from E1,237 million in 1999. Basic earnings per share in 2000 were E2.02 compared with E2.00 in 1999. See Note 4 to the Consolidated Financial Statements for a summary of the principal adjustments that would be required if U.S. GAAP rather than German GAAP had been fully applied. Net income under U.S. GAAP in 2000 was E1,454 million, or E2.37 per share.

CHEMICALS

                                  SEGMENT DATA
                              (EUROS IN MILLIONS)

                                                                   %                        %
                                                                 CHANGE                   CHANGE
                                                                  FROM                     FROM
                                                                PREVIOUS                 PREVIOUS
                                                     2001         YEAR        2000         YEAR        1999
                                                  -----------   --------   -----------   --------   -----------
Sales to third parties..........................  E     4,494     (0.2)    E     4,504     36.9     E     3,289
Intersegmental transfers........................        2,452      1.8           2,408     12.6           2,139
Sales incl. intersegmental transfers............        6,946      0.5           6,912     27.3           5,428
Income from operations..........................          362    (43.4)            640      1.7             629
Special items...................................          (63)      --              (5)      --             (37)
Operating margin (%)............................          8.1       --            14.2       --            19.1
Assets..........................................  E     4,847     14.5     E     4,232     25.0     E     3,386
Return on operational assets (%)................          8.0       --            16.8       --            20.2
Research and development expenses...............  E       109     (2.7)    E       112     (1.8)    E       114
Capital expenditures in tangible and intangible
  assets........................................  E       929     20.0     E       774     19.8     E       646

    The Chemicals segment is comprised of the Inorganics, Petrochemicals and Intermediates divisions. On July 1, 2001, the former Specialty Chemicals division was dissolved, and its glycols and alkylene oxides (for example, ethylene oxide and propylene oxide) product lines were transferred to the Petrochemicals division. All other Specialty Chemicals operations were transferred to the Performance Chemicals division. Polyurethane intermediates -- mainly aniline -- were transferred from the Intermediates division to the Polyurethanes division of the Plastics & Fibers segment. In 2000, the former Petrochemicals & Inorganics and Industrial Chemicals divisions were reorganized into the Inorganics and Petrochemicals divisions. As part of this reorganization, technical nitrogen products were transferred from Other (the former Fertilizers division) to the Inorganics division. Data for the Chemicals segment from 1999 and 2000 have been restated to reflect these reorganizations.

    2001 COMPARED WITH 2000

    SEGMENT OVERVIEW

    In the Chemicals segment, sales to third parties decreased in 2001 to E4,494 million from E4,504 million in 2000. Growth in sales volumes in inorganic specialties and price increases in the Intermediates and Inorganics divisions were insufficient to offset completely a decline in sales in the Petrochemicals division. The oxo alcohols/plasticizers complex at the new BASF Verbund site in Kuantan, Malaysia, also contributed to sales, as did new plants and capacity expansion programs, such as trimethylolpropane in Ludwigshafen, Germany; hexanediol in Freeport, Texas; and ethylene oxide in Geismar, Louisiana.

    Intersegmental transfers increased 1.8% in 2001 to E2,452 million from E2,408 million in 2000.

    In 2001, income from operations decreased 43.4% to E362 million from E640 million in 2000. Both high raw material costs in the first half of 2001, most notably for naphtha, and the drop in the economy in the second half of the year -- which led to reduced demand in almost all customer segments -- had a major impact on income from operations. The Petrochemicals division came under particularly strong price and margin pressure, especially for products with excess capacity, such as plasticizers and solvents. Startup costs for new plants in Port Arthur, Texas; Geismar, Louisiana; and in Kuantan, Malaysia, created additional burdens on earnings.

    Special items related primarily to the closure of a plant in the Petrochemicals division at the site in Tarragona, Spain; restructuring of an acetylene plant in Geismar, Louisiana; and integration into the Intermediates and Petrochemicals divisions of the site acquired in Feluy, Belgium.

    Through its capital expenditures, BASF strives for a globally balanced position. To this end, BASF is strengthening BASF's operations in Europe, optimizing its Verbund structures in North America and establishing new Verbund sites in Asia. In 2001, BASF strengthened the Chemicals segment's core product groups -- butanediol and its derivatives, and phthalic anhydride -- by acquiring the SISAS Group's chemical site in Feluy, Belgium. Through capital expenditures and acquisitions, the Chemicals segment's assets increased 14.5% in 2001 to E4,847 million from E4,232 million in 2000.

    Assuming the global economy begins to recover in 2002, BASF expects sales and earnings in the Chemicals segment to improve.

    INORGANICS

    In the Inorganics division, sales to third parties in 2001 increased 8.1% to E677 million, from E626 million in 2000. This sales growth was due primarily to higher prices but also volumes increased slightly. We increased sales and volumes over the previous year, above all in profitable inorganic specialties and electronic grade chemicals.

    In 2001, income from operations improved, although economic conditions in important customer segments gradually deteriorated during the second half of the year. By year end, the recession in the semiconductor industry had led to a severe decline in demand for electronic grade chemicals. In the construction and woodworking industries, economic weakness intensified competition in the glues and impregnating resins product lines.

    In 2001, BASF achieved high capacity utilization rates in its plants for large-volume inorganic products, which BASF produces primarily for captive use within the BASF Group (e.g., sulfuric acid, nitric acid, and the electrolysis products chlorine and sodium hydroxide). Through economies of scale, we can supply the Verbund cost-effectively. Products from the Inorganics division form an important foundation for most of BASF's value-adding chains.

    In addition to large-volume inorganic products, BASF's product range includes innovative specialties such as heterogeneous catalysts, electronic grade chemicals and powder injection molding technology. BASF is continuing to expand these profitable areas of our business. Last year BASF increased capacity for hydroxylamine free base -- a substance that is indispensable in the production of microchips -- from 4,000 metric tons per year to 7,000 metric tons per year. BASF also intensified its research efforts in the field of catalysts with the goal of securing or achieving technology and performance leadership. Here, BASF is focusing on catalysts with high growth rates.

    In 2002, BASF expects income from operations to be lower as a result of continuing economic weakness in glues and impregnating resins as well as increasingly lower market prices for basic inorganic chemicals.

    PETROCHEMICALS

    In the Petrochemicals division, sales to third parties in 2001 were E2,079 million, a decrease of 3.7% from 2000. In 2000, strong volume demand and the rising price of naphtha led to significant price increases for cracker products and, as a result, to a steady increase in sales. However, in the course of 2001, this trend began to reverse as the economy began to slow down and raw material prices declined. First-time contributions to sales came from new plants that commenced operations in 2001: the oxo alcohols/plasticizers complex in Kuantan, Malaysia, and the steam cracker in Port Arthur, Texas. Also during 2001, unprofitable plants in Tarragona, Spain were closed.

    Income from operations in 2001 failed to meet expectations. After a strong start in the first quarter, cracker margins fell sharply in the second quarter. In addition, earnings were burdened by startup costs for the new plant in Kuantan, Malaysia, as well as by startup costs for the steam cracker in Port Arthur, Texas, which increased as the year progressed. The plasticizers and solvents product lines continued to suffer from excess capacity and, as a result, from strong price and margin pressures. In alkylene oxides and glycols, exceptionally high gas prices at the beginning of 2001 had an adverse effect on earnings in the United States. In Europe, BASF benefited from a high utilization rate and expanded its ethylene oxide plant in Antwerp, Belgium during the fourth quarter, making it the largest and most efficient in Europe.

    In 2001, capital expenditures were lower than in the previous year. In the first quarter of 2002, construction is scheduled to be completed on a propylene plant that BASF is building with its partner SONATRACH in Tarragona, Spain. Another major project is the construction of a steam cracker at the Verbund site in Nanjing, China, where construction began in September 2001.

    With BASF's new plants in Kuantan, Malaysia, and Port Arthur, Texas, BASF has laid the foundation for higher sales and earnings in the years to come. However, this expectation is based on the assumption that the global business and economic climate will improve in the course of 2002, allowing BASF to operate its world-scale plants most efficiently and to achieve optimal capacity utilization rates.

    INTERMEDIATES

    In the Intermediates division, sales to third parties in 2001 increased 1.0% to E1,738 million from E1,720 million in 2000. BASF achieved this growth through higher sales prices for its products and the startup of new production capacities. Deteriorating economic conditions reduced sales volumes -- especially in the second half of the year -- and low utilization rates resulted in higher unit costs.

    Income from operations was lower in 2001 than in 2000, as raw material costs remained high, especially in the first half of the year. Earnings were also burdened by the integration of the site in Feluy, Belgium, acquired at mid-year, and startup costs for new plants (trimethylolpropane and dimethylhexanediol in Ludwigshafen, Germany; 1.6-hexanediol in Freeport, Texas; optically active amines in Geismar, Louisiana).

    Not accounting for the acquisition in Feluy, Belgium, BASF's capital expenditures were at the same level as last year. In 2001, BASF also focused on expanding its production plants in Ludwigshafen, Germany; Geismar, Louisiana; and Ulsan, Korea.

    For 2002, BASF expects lower average raw material costs and substantially lower special charges. BASF therefore anticipates earnings to be higher than in 2001, despite only a moderate increase in sales.

    2000 COMPARED WITH 1999

    SEGMENT OVERVIEW

    In the Chemicals segment, sales to third parties rose 36.9% in 2000 to E4,504 million from E3,289 million in 1999. All operating divisions, and above all the Petrochemicals division, contributed to this increase in sales. Sales volumes in 2000 increased, especially during the first half of 2000 due to high demand for the segment's products and new production capacities. BASF was able to increase prices for major products. The Petrochemicals division posted the sharpest rise in prices due to an increase in prices for the basic cracker products ethylene, propylene and benzene, which was fueled by a rise in the price of naphtha, the division's most important raw material.

    Intersegmental sales increased 12.6% in 2000 to E2,408 million from E2,139 millon in 1999, reflecting higher transfer prices for cracker products from the Petrochemicals division.

    Income from operations increased 1.7% in 2000 to E640 million from E629 million in 1999. Due to market conditions, especially for products such as plasticizers, solvents and butanediol, BASF was unable to pass on sharply increased raw material prices in full to customers. The Petrochemicals division significantly increased its income from operations, primarily due to higher margins for cracker products. However, this improvement was nearly offset by a decline in income from operations in the segment's other divisions. As a result of the higher cost of raw materials, income from operations as a percentage of sales to third parties declined in 2000 to 14.2% from 19.1% in 1999.

    In 2000, the Chemicals segment's assets increased by 25.0% to E4,232 million from E3,386 million in 1999, which reflects significant investments made by BASF with the goal of expanding this segment's business.

    INORGANICS

    In the Inorganics division, sales to third parties in 2000 rose 15.3% to E626 million from E543 million in 1999. During the course of the year, BASF increased prices for its products in this division in order to pass on the higher cost of natural gas.

    Despite an increase in sales, income from operations in 2000 was lower than in 1999, as the Inorganics division could not increase prices for its products to the same extent to which the cost of raw materials increased.

    At the end of 2000, BASF started up the world's largest formaldehyde plant in Ludwigshafen, Germany, with a production capacity of 180,000 metric tons per year.

    PETROCHEMICALS

    In the Petrochemicals division, sales to third parties in 2000 increased 69.4% to E2,158 million from E1,274 million in 1999. The increase in sales was due above all to substantially higher prices for cracker products and higher sales volumes. As in 1999, the plasticizers and solvents product lines suffered from sharp margin pressure as a result of excess manufacturing capacity industry-wide and continued price competition. The alkylene oxides and glycols business was influenced by high raw material costs, but sales volumes increased and higher prices could be passed on to customers to a limited extent and after a period of delay.

    Due to favorable demand, higher raw material costs -- for example, for naphtha -- could be passed along to a large extent in the prices for cracker products. However, during the second half of the year, cracker margins did come under pressure. The Petrochemicals division was again a major contributor to the Chemical segment's income from operations.

    Capital expenditures on fixed assets increased in 2000. Major projects included the construction of a steam cracker with BASF's partner
TotalFinaElf S.A., in Port Arthur, Texas, the construction of a propane dehydrogenation plant with partner SONATRACH in Tarragona, Spain, and the construction of an oxo C(4) alcohol complex in Kuantan, Malaysia.

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

    Capital expenditures rose in 2000, primarily due to the expansion of existing plants in Ludwigshafen, Germany; Geismar, Louisiana; and Ulsan, Korea.

PLASTICS & FIBERS

                                  SEGMENT DATA
                              (EUROS IN MILLIONS)

                                                                  %                         %
                                                                CHANGE                    CHANGE
                                                                 FROM                      FROM
                                                               PREVIOUS                  PREVIOUS
                                                    2001         YEAR         2000         YEAR        1999
                                                 -----------   --------   ------------   --------   -----------
Sales to third parties.........................  E     8,185    (25.8)    E     11,030     27.8     E     8,628
Intersegmental transfers.......................          406    (20.4)             510     27.5             400
Sales incl. intersegmental transfers...........        8,591    (25.6)          11,540     27.8           9,028
Income from operations.........................           (2)      --              902     37.5             656
Special items..................................         (182)      --              101       --               2
Operating margin (%)...........................            *       --              8.2       --             7.6
Assets.........................................  E     6,344      4.2     E      6,086    (12.3)    E     6,937
Return on operational assets (%)...............            *       --             13.9       --            10.9
Research and development expenses..............  E       146    (15.1)    E        172     (7.0)    E       185
Capital expenditures in tangible and intangible
  assets.......................................  E       891     40.8     E        633    (39.5)    E     1,047

---------------

*   NEGATIVE

    The Plastics & Fibers segment comprises the Styrenics, Performance Polymers and Polyurethanes divisions. On July 1, 2001 the former operating divisions Engineering Plastics and Fiber Products were combined into the division Performance Polymers. Polyurethane intermediates -- mainly aniline -- were transferred to the Polyurethanes division from the Intermediates division of the Chemicals segment. Prior year amounts have been restated to reflect these changes. The polyolefins business is also included in the segment data through the end of September 2000, but is now a part of the joint venture Basell N.V., which is not consolidated in the Group's financial statements. The ammonium sulfate business, which -- as part of the Fertilizers business -- was formerly included in Other, was transferred on June 1, 2000 to the Fiber Products division. The segment reporting for 2000 and 1999 reflects this reorganization.

    2001 COMPARED WITH 2000

    SEGMENT OVERVIEW

    Sales to third parties in 2001 dropped 25.8% to E8,185 million from E11,030 million in 2000.

    On the basis of ongoing business, i.e., excluding polyolefins, sales decreased 8.6% from E8,951 million in 2000 to E8,182 million in 2001. Sales declined in all three of the segment's divisions, but to the greatest extent in the Performance Polymers division. Weakening demand and the resulting decline in sales volumes resulted in a 2.5% decreases in sales. Declining prices contributed to a 5.2% decrease in sales, while changes in exchange rates contributed to a 0.4% decline in sales.

    The Polyurethanes division made the greatest positive contribution to the segment's income from operations, which decreased by E904 million, resulting in a loss of E2 million. This decrease in earnings was primarily due to reduced demand, strong margin pressures and new plant startups, in particular in North America.

    Special charges totaling E182 million also contributed to the decline in earnings. These charges related primarily to the planned closure of plants in the Styrenics and Performance Polymers divisions in North America (NAFTA) and Europe; a write-down of a styrenics plant; and the planned closure of an obsolete toluene diisocyanate (TDI) plant in the Polyurethanes division in Geismar, Louisiana, which will be replaced by a new plant.

    In 2001, the Plastic & Fibers segment's assets increased by 4.2% to E6,344 million in 2001 from E6,086 million in 2000. Capital expenditures, including the acquisition of a styrene plant in Korea, were in excess of depreciation charges by E212 million. Further additions resulted from changes in the scope of consolidation.

    For 2002, BASF expects sales and earnings to increase if the global economy improves in the second half of the year. BASF expects the restructuring of production in the NAFTA region to begin contributing to this development. Overall, positive effects from the global restructuring of BASF's production are expected to be reflected in earnings from 2003 onward.

    STYRENICS

    In the Styrenics division, sales to third parties in 2001 declined 7.1% to E3,267 million from E3,517 million in 2000. Despite a difficult economic environment, sales volumes increased 5%, but selling prices and therefore margins were under downward pressure. Thus, price effects contributed 12% to the decline in sales.

    Income from operations did not develop satisfactorily in 2001. Business operations in the NAFTA region did not meet BASF's expectations. Special restructuring measures in the NAFTA region and in Europe burdened income from operations. The Styrenics division's specialty products, however, proved to be cyclically resilient.

    In mid-2001, the division acquired a styrene plant in Korea. In addition, we invested in an EPS plant in Brazil and in a production plant for specialized foams in Italy. Expansion of production capacity for ethyl benzene in Antwerp, Belgium, was completed at the end of 2001.

    In 2002, BASF's new ethyl benzene and styrene plant in Ludwigshafen, Germany, is expected to start operations and improve the efficiency of the value-adding chain.

    BASF expects that the division's sales and earnings will improve significantly in 2002 only if there is a broad-based upturn in the economy in 2002.

    PERFORMANCE POLYMERS

    In the Performance Polymers division, sales to third parties in 2001 fell 15.4% to E2,241 million from E2,648 million in 2000. Weak demand in Asia affected fiber intermediates in particular. Engineering plastics products, on the other hand, performed well in a difficult market environment.

    The decline in sales was due to an 11% reduction in sales volumes. In addition, downward pressure on product prices increased steadily, while raw material costs could not be reduced to the same extent. Approximately, price effects accounted for a 5% decline in sales.

    Income from operations fell sharply, partially due to low capacity utilization rates. In 2001, the division was also burdened by special items related to various restructuring measures.

    As of the beginning of 2002, there are no indications that the earnings situation in the Performance Polymers division will improve in the short term.

    POLYURETHANES

    In 2001, sales to third parties in the Polyurethanes division decreased 4.3% to E2,677 million from E2,798 million in 2000.

    Sales volumes declined 3% resulting from the difficult economic environment in 2001. Price effects accounted for 1% of the decline in sales. The first full year of operation for the MDI II plant (diphenylmethane diisocyanate) in Geismar, Louisiana, and the development of additional distribution channels through the purchase of system houses in the United States and Turkey contributed to a stabilization in sales.

    Despite a decline compared with 2000, income from operations before special items in the Polyurethanes division was once again satisfactory. Higher raw material costs, especially for benzene, toluene and propylene, could only be passed on to customers in higher prices for BASF's products to a limited extent. The easing in raw material costs that started in the second half of the year was partially offset by price reductions demanded by the market.

    The largest capital expenditures in the Polyurethanes division were for a new TDI (toluene diisocyanate) plant in Geismar, Louisiana, and for the construction of an SM/PO (styrene monomer/ propylene oxide) plant in Singapore as part of BASF's Ellba Eastern Private Ltd. joint venture with Shell. Both plants are scheduled to go on stream in 2002.

    For 2002, BASF expects the Polyurethanes division's sales and earnings in 2002 to be comparable with 2001 levels.

    2000 COMPARED WITH 1999

    SEGMENT OVERVIEW

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

    In the Plastics & Fibers segment, sales increased in all divisions and above all in the Styrenics division. Price increases, which were needed to compensate for the rising cost of raw materials, accounted for a 17% increase in sales. At the same time, due to a positive business climate in global markets, BASF was able to increase this segment's sales volumes. Higher sales volumes contributed to a 9% rise in sales, while positive currency effects, in particular from the strength of the U.S. dollar, contributed 7% to the increase in sales.

    Income from operations in 2000 in the Plastics & Fibers segment rose 37.5% to E902 million from E656 million in 1999, with the Styrenics division making the greatest contribution. The increase was due to stronger sales and savings from cost-cutting measures. The higher prices passed on to customers in 2000 only partially compensated for increases in raw material costs. The segment's income from operations in 2000 includes E124 million in special income from the sale of Targor's
Novolen-Registered Trademark- polypropylene technology and the sale of Elenac's Kraton-Registered Trademark- polymers business.

    In 2000, assets of the Plastics & Fibers segment declined 12.3% to E6,086 million from E6,937 million in 1999 due to the deconsolidation of BASF's polyolefins business. Additions, however, were made to tangible fixed assets, primarily in the Polyurethanes and the Styrenics divisions.

    STYRENICS

    In the Styrenics division, sales to third parties in 2000 rose 51.7% to E3,517 million from E2,319 million in 1999. This increase was driven primarily by higher prices of 34% and a 7% improvement in sales volumes. Demand for polystyrene, styrene copolymers and EPS (expandable polystyrene) was high due to favorable market conditions for these products. Sales rose in all regions, with the greatest increases posted in Asia and South America due to the division's expansion strategy in these regions. Positive currency effects also contributed to an increase in sales.

    The Styrenics division made a substantial contribution to the increase in income from operations of the Plastic & Fibers segment in 2000, primarily due to higher sales volumes, improved margins and the effects of cost-cutting measures.

    Major capital expenditures on fixed assets in the Styrenics division were capacity expansions for ethyl benzene in Antwerp, Belgium, the construction of new plants for the manufacture of ethyl benzene and styrene in Ludwigshafen, Germany, and the expansion of a HIPS (high impact polystyrene) plant in Sao Jose dos Campos, Brazil. Furthermore a new plant for styrene copolymers began operations in the second half of 2000 in Altamira, Mexico.

    PERFORMANCE POLYMERS

    The Performance Polymers division includes the former Fibers division and the following products of the Engineering Plastics division: nylon 6 and 6,6 based engineering plastics, as well as polybutylene terephthalate, polyoxymethylene, polyether sulfone and polysulfone
(Ultradur-Registered Trademark-, Ultraform-Registered Trademark- and Ultrason-Registered Trademark-). In the Performance Polymers division, sales to third parties in 2000 rose 27.8% to E2,648 million, from E2,072 million in 1999.

    Sales increased in all regions, with the strongest showing in Europe and North America. Sales also increased across all product lines, with exceptional improvements in sales of nylon 6 intermediates.

    Due to higher sales, the Performance Polymers division increased its income from operations significantly and therefore made a greater contribution to income from operations of the Plastics & Fibers segment.

    POLYURETHANES

    In 2000, sales to third parties in the Polyurethanes division rose 29.7% to E2,798 million, from E2,157 million in 1999. Improved sales volumes in all regions -- above all for polyurethane raw materials -- accounted for an approximately 16% increase in the division's sales. Positive currency effects, in particular from the strength of the U.S. dollar, contributed approximately 8% to the increase in sales. Also contributing to the increase in sales was the acquisition of IPI International Inc. of Elkton, Maryland, in February 2000 and of Hess Polyurethanes Inc. of Atlanta, Georgia, in July 2000 as well as the establishment of ELLBA C.V., a Dutch-based joint venture with

Shell for the production of propylene oxide and styrene monomer. In the last quarter of 1999, ELLBA began operations and was consolidated on a pro rata basis. Excluding the effects of these structural changes, sales in the Polyurethanes division increased approximately 24% in 2000.

    Income from operations in the Polyurethanes division remained at the level of 1999. Higher raw material costs, in particular for benzene, toluene and propylene, could not be fully passed on to customers through higher prices. As a result, the increase in sales did not lead to a corresponding increase in income.

    The largest capital expenditures in the Polyurethanes division were for two additional plants in Geismar, Louisiana -- one for the production of MDI (diphenylmethane diisocyanate), which began operations in the second half of 2000, and another for the production of TDI (toluene diisocyanate), which is currently under construction.

PERFORMANCE PRODUCTS

                                  SEGMENT DATA
                              (EUROS IN MILLIONS)

                                                                   %                        %
                                                                 CHANGE                   CHANGE
                                                                  FROM                     FROM
                                                                PREVIOUS                 PREVIOUS
                                                     2001         YEAR        2000         YEAR        1999
                                                  -----------   --------   -----------   --------   -----------
Sales to third parties..........................  E     8,154     (3.1)    E     8,418      11.5    E     7,553
Intersegmental transfers........................          322      2.5             314     (58.2)           751
Sales incl. intersegmental transfers............        8,476     (2.9)          8,732       5.2          8,304
Income from operations..........................           99    (83.1)            586     (17.2)           708
Special items...................................         (298)      --             (32)       --            (74)
Operating margin (%)............................          1.2       --             7.0        --            9.4
Assets..........................................  E     6,048     (3.5)    E     6,266      25.9    E     4,975
Return on operational assets (%)................          1.6       --            10.4        --           14.9
Research and development expenses...............  E       197     (0.5)    E       198       4.2    E       190
Capital expenditures in tangible and intangible
  assets........................................  E       418    (68.6)    E     1,332     238.1    E       394

    The former Colorants & Finishing Products segment was renamed the Performance Products segment, and consists of the Performance Chemicals, Coatings and Functional Polymers divisions. Functional Polymers is the new name for the former Dispersions division. On July 1, 2001 the Colorants division and Specialty Chemicals division were merged to form the Performance Chemicals division. The polyvinylpyrrolidone (PVP) product line for technical applications was transferred to the Functional Polymers division from the Fine Chemicals segment. Prior year amounts have been restated to reflect these changes. The textile dye business, which was transferred to the joint venture DyStar
GmbH & Co. KG, is included in the BASF's results for 2000 through the end of the third quarter of 2000.

    2001 COMPARED WITH 2000

    SEGMENT OVERVIEW

    In terms of ongoing business, i.e., excluding the textile dye business, sales to third parties in the Performance Products segment increased 0.3% in 2001 to E8,126 million, from E8,105 million in 2000. The increase in sales from ongoing business was due to additions to the scope of consolidation. Sales volumes and prices declined slightly. In the Coatings division, sales to third parties increased by 4.0% compared with 2000, to E2,287 million. Sales from ongoing business in the Performance Chemicals division were E3,317 million compared with E3,395 million in 2000. In the Functional Polymers division, sales were E2,522 million, remaining at approximately the previous year's level.

    Income from operations fell 83.1% to E99 million in 2001 from E586 million in 2000. The continued weak economic situation in North America and Europe and the resulting decline in demand had a negative impact on earnings in all of the segment's divisions in 2001. In many divisions, reduced demand led to increased price and margin pressures, which intensified during the first half of the year due to very high raw material costs. Special items of E298 million reduced earnings, above all in the Functional Polymers and Performance Chemicals divisions. These relate primarily to planned site closures in Birkenhead, United Kingdom, and Arnhem, the Netherlands, as well as to the closure of production plants in North America and Italy.

    Assets in the segment declined slightly in 2001 to E6,048 million from E6,266 million in 2000.

    For 2002, BASF expects an improvement in income from operations in the Performance Products segment as a result of the structural and cost reduction measures it has introduced, but only if there is growth in demand. The segment is positioned efficiently thanks to its new organization and increased industry focus, achieved by grouping activities along regional and global product lines.

    PERFORMANCE CHEMICALS

    In terms of ongoing business, i.e., excluding the textile dye business, sales to third parties in the Performance Chemicals division declined 2.3% in 2001 to E3,317 million from E3,395 million in 2000.

    Despite this decline, sales of products for the printing and for the mineral oil industries increased. This was offset, however, by a weaker economy, which also affected the other businesses in the Performance Chemicals division. The 9.8% decline in sales is primarily due to structural changes, in particular relating to the transfer of the textile dye business, which reduced sales by 7%. Price and currency effects each reduced sales by 1% each.

    Due to weak demand and ongoing intense competition in North America and Europe, income from operations was below last year's good level. Earnings in 2001 were also burdened by special items.

    For 2002, BASF expects only moderate sales growth in the Performance Chemicals division in a still weak economic environment. By focusing on the division's most important customer industries and streamlining its product range, BASF has laid important groundwork that will enable it to be more competitive in this challenging environment.

    COATINGS

    In the Coatings division, sales to third parties in 2001 rose 4.0%, to E2,287 million from E2,198 million in 2000. Europe and Asia in particular contributed to this increase. Sales volumes remained at last year's level, as declines in automotive coatings were offset by increases in industrial coatings and decorative paints. Unfavorable currency effects were responsible for a sales decline of 3%, with the devaluation of the Brazilian real in particular affecting sales. Selling prices rose slightly overall, but price concessions for industrial coatings were necessary in some cases. BASF is currently developing this business into the Coatings division's third key product line, next to automotive OEM and automotive refinish coatings. The joint venture with NOF Corp. in Japan, entered into in October 2000 and consolidated in 2001, also contributed to the growth in sales.

    Income from operations was below last year's high level, due in particular to a slowdown in the automotive industry in the NAFTA region. Despite intensive marketing efforts, earnings in industrial coatings fell short of expectations.

    In 2002, BASF expects an increase in sales in the Coatings division, and is building on innovative technologies and strengthening its systems supplier business to achieve this. BASF believes that it can increase the division's income from operations since it expects to continue improving on its cost structures and take full advantage of the remaining potential synergies from acquisitions.

    FUNCTIONAL POLYMERS

    In the Functional Polymers division, sales to third parties in 2001 rose 0.4% to E2,522 million from the previous year's level of E2,512 million. Due to the slowdown in the global economy, which began in the second quarter, the strong volume growth sought was not achieved.

    Prices declined slightly due to lower raw material costs -- which had to be passed on to customers -- and to increasing pressure from competitors.

    The division was able to expand its sales volumes in Asia, but lost sizable volumes in the NAFTA region. The global trend in sales volumes for paper chemicals and superabsorbents was favorable.

    Income from operations was well below the level in 2000, in particular due to higher special charges. These charges related primarily to the destruction in an explosion of the division's superabsorbents plant in Birkenhead, United Kingdom, and to provisions for the planned closure of the division's site in Arnhem, the Netherlands, and of an acrylic acid plant and the polymin plant in Freeport, Texas.

    In Asia, a plant for the manufacture of dispersions went into operation in Shanghai, China. In South America, the division took a first step toward supplying this important market with local production from a butyl acrylate plant in Guaratingueta, Brazil. In Ludwigshafen, Germany, a production plant for the innovative paper chemical polyvinylamine started operations. In Antwerp, Belgium, the division completed a world-scale plant for the manufacture of superabsorbents.

    Business in the Performance Polymers division will remain challenging in the months ahead. Recovery in the division's customer industries and improved results are not expected until the second half of 2002. BASF therefore expects sales in the Functional Polymers division to remain at last year's level and earnings to improve.

    2000 COMPARED WITH 1999

    SEGMENT OVERVIEW

    In the Performance Products segment, sales to third parties in 2000 rose 11.5% to E8,418 million from E7,553 million in 1999. Sales increased in all regions and for all divisions, but above all for the Functional Polymers and Coatings divisions. Sales benefited from the superabsorbents business of Chemdal International Corporation, a subsidiary of AMCOL International Corp., acquired on June 1, 2000, as well as from the coil coatings business of Rohm and Haas Co., acquired in March 2000.

    On October 1, 2000, BASF transferred the Performance Chemicals division's textile dye operations to the DyStar Group, a joint venture between BASF, Bayer and Hoechst. This joint venture is accounted for under the equity method, and as of October 1, 2000 sales and earnings from this business are not included in the segment's results. On a comparable basis, sales in 2000 in the Performance Products segment increased approximately 13.4%.

    Income from operations fell 17.2% to E586 million in 2000 from E708 million in 1999. A drastic increase in the cost of raw materials in particular in the Functional Polymers division, could not be fully passed on to customers through higher prices for the segment's products. Income from operations improved in both the Performance Chemicals and Coatings divisions.

    In 2000, assets in the Performance Products segment increased by 25.9% to E6,266 million from E4,975 million in 1999. This increase was mainly due to the acquisition of the superabsorbents business of Chemdal International Corporation in the Functional Polymers division and from the acquisition of Rohm and Haas' coil coatings business in the Coatings division.

    The intended sale of the masterbatch business was not realized. Despite intensive talks and negotiations with a number of potential buyers, BASF was not convinced by any of the concepts outlined or offers made. BASF has therefore decided to continue to operate the masterbatch business itself. The closure of the sites in Ellesmere Port, United Kingdom, and Medellin, Columbia, which was announced in 1999, was completed in 2000.

    PERFORMANCE CHEMICALS

    The segment reporting for 2000 and 1999 reflects the 2001 reorganization of the former Colorants and Specialty Chemicals divisions into the Performance Chemicals division. As part of this reorganization, alkylene oxides and glycols were transferred to the Petrochemicals division and the coatings raw materials product line was transferred from the Functional Polymers division to Performance Chemicals division.

    In the Performance Chemicals division, sales to third parties in 2000 rose 5.6% to E3,708 million from E3,510 million in 1999, primarily due to higher sales volumes and to positive currency effects. The increase in sales was partly offset by the textile dye business, which was transferred to DyStar, a joint venture between Bayer AG and Hoechst AG of Germany, and was only included for the first three quarters of the division's 2000 sales figures.

    In 2000, the Performance Chemicals division increased income from operations. The positive effect of the substantial improvement in the division's cost structure as a result of restructuring measures carried out in previous years was partly offset by increases in raw material costs. This increase could only be passed on in higher prices to customers to a limited extent.

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

    Sales in the Coatings division benefited from the acquisition of the Rohm and Haas Co. coil coatings business at the beginning of March 2000. On a comparable basis, sales in the Coatings division increased approximately 8.7% in 2000 compared with 1999.

    Income from operations in the Coatings division in 2000 improved due to higher sales and to cost savings from restructuring measures that were carried out in previous years. In addition, negative currency effects were lower in 2000 than in 1999, when a devaluation of the Brazilian real negatively impacted income.

    FUNCTIONAL POLYMERS

    In the Functional Polymers division, sales to third parties in 2000 rose 15.9% to E2,512 million from E2,167 million in 1999. Sales increased across the board for all products and in all regions. Sales volumes for dispersions used in the paper industry and for polymer dispersions used in adhesives and paints grew worldwide. This growth was fueled by increasing demand, with the strongest growth in Asia. Positive currency effects contributed approximately 7% to the division's increase in sales, with price increases accounting for approximately 3%.

    The acquisition on June 1, 2000 of the superabsorbents business of Chemdal International Corporation strengthened BASF's position in this business, contributing approximately E135 million to the Functional Polymers division's sales.

    Income from operations for the Functional Polymers division was lower in 2000 than in 1999 due to substantial increases in raw material costs that could be passed on to customers through higher prices for products only to a limited extent. Income from operations was further burdened by additional depreciation of fixed assets as well as amortization of goodwill from the Chemdal acquisition.

    In 2000, assets in the Functional Polymers division increased primarily due to the Chemdal acquisition. In 2000, BASF started up its acrylic acid and acrylates plant at the company's Verbund site in Kuantan, Malaysia, as well as new plants for the manufacture of polymer dispersions in Ludwigshafen, Germany. Further additions to assets related to production plants that are currently under construction for the manufacture of polyvinylamines in Ludwigshafen, Germany, and for the manufacture of superabsorbents in Antwerp, Belgium.

AGRICULTURAL PRODUCTS & NUTRITION: AGRICULTURAL PRODUCTS

                                  SEGMENT DATA
                              (EUROS IN MILLIONS)

                                                                   %                        %
                                                                 CHANGE                   CHANGE
                                                                  FROM                     FROM
                                                                PREVIOUS                 PREVIOUS
                                                     2001         YEAR        2000         YEAR        1999
                                                  -----------   --------   -----------   --------   -----------
Sales to third parties..........................  E     3,478     43.2     E     2,428     39.1     E     1,745
Intersegmental transfers........................           30    (11.8)             34     (5.6)             36
Sales incl. intersegmental transfers............        3,508     42.5           2,462     38.2           1,781
Income from operations..........................           18       --            (443)      --             195
Special items...................................         (182)      --            (341)      --              (3)
Operating margin(%).............................          0.5       --               *       --            11.2
Assets..........................................  E     6,377     (3.5)    E     6,607    239.0     E     1,949
Return on operational assets(%).................          0.3       --               *       --            10.6
Research and development expenses...............  E       345     25.5     E       275     44.7     E       190
Capital expenditures in tangible and intangible
  assets........................................  E       130    (96.0)    E     3,260       --     E        93

---------------

*   NEGATIVE

    2001 COMPARED WITH 2000

    Sales in the Agricultural Products segment in 2001 were E3,478 million, compared with E2,428 million in 2000. This increase of E1,050 million, or 43.2%, was due primarily to the acquisition of the crop protection business of American Home Products Corp. (AHP). A decline in prices reduced sales by 6%.

    Sales increased in all regions. The segment expanded its market position in particular in North America and Europe, where sales were up 64.1% and 43.4%, respectively. Due to the uncertain economic situation in South America, BASF took a cautious approach in the market to reduce credit risk which resulted in an increase in sales of only 6.1% to E543 million.

    In 2001, income from operations in the Agricultural Products segment was E18 million, compared with a loss of E443 million in 2000 This represented an improvement of E461 million over the previous year.

    Special items reduced earnings by E182 million. Special charges related to the use of inventory stepped-up to higher market values in connection with the AHP acquisition, as well as to the closure of a research site in North America (NAFTA) and additional restructuring.

    The segment's assets declined in 2001 to a total of E6,377 million from E6,607 million in 2000. Additions to tangible assets came from continuing small optimization measures, from investments in the F 500-Registered Trademark-production plant in Schwarzheide, Germany, from commencing the construction of a new research building in Limburgerhof, Germany, and from the modernization of a production plant in Brazil.

    Due to the integration of AHP's crop protection business, expenses for research and development rose 25.5% to E345 million, which represented 10% of sales. Research and development activities are concentrated in Ludwigshafen and Limburgerhof, Germany, and at the Research Triangle Park in Raleigh, North Carolina. The Princeton research center in New Jersey will cease activities in mid-2002.

    Following the integration of AHP's crop protection business, BASF expects cost savings totaling at least E250 million annually, beginning in 2002. More than half of this amount was already realized in 2001. Assuming the successful market launch of new products and full utilization of potential synergies, BASF expects a further increase in sales and earnings in the Agricultural Products segment in 2002.

    2000 COMPARED WITH 1999

    When not accounting for AHP's crop protection business, sales volumes in the Agricultural Products segment (formerly the Crop Protection segment) were flat. Prices achieved the previous year's levels when accounting for positive currency effects. Due to the acquisition, sales rose in all regions, with total sales increasing 39.1% in 2000 to E2,428 million from E1,745 million in 1999.

    In 2000, the Agricultural Products segment incurred a loss of E443 million compared with a positive income from operations in 1999 of E195 million. The Agricultural Products business is highly seasonal, with sales and income from operations generally higher in the first half of the calendar year. Therefore, the integration of AHP's crop protection business was carried out in the second half of the year to avoid burdening our activities in key European and North American markets. As expected, the Agricultural Products segment did not perform well in South America because the integration of AHP's business was carried out in the middle of the region's growing season. Additional fixed costs as well as the amortization of goodwill and other intangible assets from the acquisition also had a negative impact on income from operations. Furthermore, for some major crops, prices of agricultural products came under substantial pressure in the face of fierce competition. The segment's loss was due primarily to special charges of E341 million. These special charges related primarily to severance payments resulting from workforce reductions, additional charges from the use of the inventory stepped-up to higher market values as well as the write-down of research in process.

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

AGRICULTURAL PRODUCTS & NUTRITION: FINE CHEMICALS

                                  SEGMENT DATA
                              (EUROS IN MILLIONS)

                                                                   %                        %
                                                                 CHANGE                   CHANGE
                                                                  FROM                     FROM
                                                                PREVIOUS                 PREVIOUS
                                                     2001         YEAR        2000         YEAR        1999
                                                  -----------   --------   -----------   --------   -----------
Sales to third parties..........................  E     1,984      14.1    E     1,739      6.3     E     1,636
Intersegmental transfers........................           29     (34.1)            44    (17.0)             53
Sales incl. intersegmental transfers............        2,013      12.9          1,783      5.6           1,689
Income from operations..........................         (210)       --             (5)      --            (774)
Special items...................................         (283)       --            (50)      --            (829)
Operating margin (%)............................            *        --              *       --               *
Assets..........................................  E     1,488       8.8    E     1,368      2.2     E     1,338
Return on operational assets (%)................            *        --              *       --               *
Research and development expenses...............  E        78       0.0    E        78      1.3     E        77
Capital expenditures in tangible and intangible
  assets........................................  E       199     139.8    E        83     (4.6)    E        87

---------------

*   NEGATIVE

    As part of the reorganization of the BASF group, the polyvinylpyrrolidone
(PVP) product line for technical applications was transferred from the Fine Chemicals segment to the Functional Polymers division of the Performance Chemicals segment. Prior year amounts were restated to reflect this transfer.

    2001 COMPARED WITH 2000

    In the Fine Chemicals segment, sales to third parties in 2001 increased 14.1%, to E1,984 million from E1,739 million in 2000. The segment increased sales volumes by 5%. Structural changes, in particular the purchase of the vitamins business of Takeda Chemical Industries Ltd., contributed 11% to the increase in sales. Excluding the effects of these structural changes, sales in the Fine Chemicals segment were 4.8% above the previous year's level due to an increase in sales volumes. However, the increase in sales was partially offset by negative currency effects of 1% and by a 1% decline in prices. Some vitamins are still under price pressure, but lysine prices have improved. Pharmaceutical active ingredients, cosmetic raw materials, carotenoids, and enzymes for animal nutrition all experienced particularly strong sales growth.

    In 2001, BASF recorded a loss of E210 million in income from operations in the Fine Chemicals segment compared with a loss of E5 million in 2000. The loss is due to a high level of special charges; excluding these charges, earnings would have increased compared with the previous year. Special items of E(283) million related in particular to provisions for unexpectedly high fines imposed by the E.U. Commission for antitrust violations in the vitamins business. BASF has appealed against the level of these fines. Additional charges in the Fine Chemicals segment related to the planned closure of unprofitable plants in North America.

    In the Fine Chemicals segment, assets increased in 2001 by 8.8% to E1,488 million from E1,368 million in 2000. Besides the purchase of Takeda's vitamins business, additions to fixed assets related primarily to the expansion of plants for vitamin E, carotenoids, Lysmeral-Registered Trademark- and other flavors and fragrances, as well as to the construction of a new plant for the manufacture of UV absorbers.

    For 2002, BASF expects the division to maintain the overall positive trend with regard to sales and earnings.

    2000 COMPARED WITH 1999

    In the Fine Chemicals segment, sales to third parties in 2000 rose by 6.3% to 1,739 million from 1,636 million in 1999. Sales volumes rose 6%, while positive currency effects -- primarily from the strength of the U.S. dollar -- contributed 9% to the increase in sales. Falling sales prices, above all for vitamins E, A and B(2) lowered sales by 10%. With respect to individual product lines, sales increased, in particular for feed additives, products for human nutrition and cosmetic raw materials. Sales in the pharmaceutical active ingredients business were also higher in 2000 than in 1999. Sales also increased in 2000 compared with 1999 due to changes in the scope of consolidation and due to acquisitions such as the feed premix business of Japan's Takeda Kagaku Shiryo in the third quarter of 1999. On a comparable basis, sales in the Fine Chemicals segment increased 3.8%.

    In 2000, the Fine Chemicals segment increased income from operations, posting a loss of E5 million compared with a loss of E774 in 1999. Improving sales volumes, favorable exchange rates and an increase in the still relatively low price of lysine were not sufficient to offset a decline in prices for vitamins. Income from operations in 1999 was significantly affected by substantial special charges for fines and provisions for damage claims related to violations of antitrust laws in the vitamins business in the United States and other countries. In 2000, there were additional charges of E47 million, primarily due to the settlement with indirect purchasers of vitamins in the United States.

    In the Fine Chemicals segment, assets increased in 2000 by 2.2% to E1,368 million from E1,338 million in 1999. Additions to fixed assets included plant expansions for carotenoids, several aroma chemicals and UV absorbers as well as improvements in manufacturing processes for the production of vitamin C in Grenaa, Denmark, and lysine in Gunsan, Korea.

    In both 2000 and 1999, the research and development expenses for the Fine Chemicals segment were approximately 4.5% of sales. To strengthen its position as a leading vitamins manufacturer, BASF acquired the water-soluble vitamins business of Takeda Chemical Industries Ltd. of Japan in January 2001.

HEALTH & NUTRITION: PHARMACEUTICALS (DISCONTINUED OPERATIONS)

                                  SEGMENT DATA
                              (EUROS IN MILLIONS)

                                                                                          %
                                                                                        CHANGE
                                                                                         FROM
                                                                                       PREVIOUS
                                                               2001         2000         YEAR        1999
                                                             ---------   -----------   --------   -----------
Sales to third parties.....................................  E     364   E     2,526     15.0     E     2,197
Intersegmental transfers...................................          5            36      5.9              34
Sales incl. intersegmentel transfers.......................        369         2,562     14.8           2,231
Income from operations.....................................         30           243       --             (13)
Special items..............................................         29           (62)      --            (164)
Operating margin (%).......................................          8           9.6       --               *
Assets.....................................................  E      --   E     2,228     18.1     E     1,887
Return on operational assets (%)...........................         --          11.8       --               *
Research and development expenses..........................  E      74   E       468     17.9     E       397
Capital expenditures in tangible and intangible assets.....  E      20   E       121     19.8     E       101

---------------

*   NEGATIVE

    2001 COMPARED WITH 2000

    After receiving authorization from the Federal Trade Commission and the European Union Commission, BASF sold its pharmaceuticals business on March 2, 2001 to Abbott Laboratories Inc. of Abbott Park, Illinois. Pursuant to the requirements of U.S. GAAP, the pharmaceuticals activities are disclosed as discontinued operations as described in Item 18 under Note 3 to the Consolidated Financial Statements. Effective January 1, 2001, the generic pharmaceuticals business with operations in Germany, France, Italy, the Netherlands, Switzerland and Spain was sold to Biochemie GmbH, a subsidiary of Novartis. For additional information on BASF's pharmaceuticals activities as discontinued operations, see also Notes 3 and 4 to the Consolidated Financial Statements in Item 18. The gain on disposition in 2001 is classified as extraordinary income in these financial statements. For further information see also Note 9 to the Consolidated Financial Statements in Item 18.

    The segment data for 2001 reflect only two months of operations as compared with 12 months of operations for 2000.

    2000 COMPARED WITH 1999

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

    Income from operations in the Pharmaceuticals segment increased to E243 million in 2000 from a loss of E13 million in 1999. Improved sales of Synthroid-Registered Trademark-,
Rytmonorm-Registered Trademark-/Rythmol-Registered Trademark- and Meridia-Registered Trademark-/
Reductil-Registered Trademark-/Raductil-Registered Trademark- and tight cost management of research and development, production, marketing and sales activities made a significant contribution to the rise in income from operations. A net amount of E62 million was charged to income from operations. Expenses were related to restructuring charges (mainly in Germany and the United Kingdom), to workforce reductions, the write-down of real estate belonging to Hokuriku Seiyaku Co. of Japan and the settlement of class-action lawsuits in the United States involving the medication Synthroid-Registered Trademark-. Special income included proceeds from the divestiture of the segment's urology business in Germany and a settlement payment in a patent dispute.

    Assets of the Pharmaceuticals segment increased in 2000 by 18.1% to E2,228 million from E1,887 million in 1999.

OIL & GAS

                                  SEGMENT DATA
                              (EUROS IN MILLIONS)

                                                                   %                        %
                                                                 CHANGE                   CHANGE
                                                                  FROM                     FROM
                                                                PREVIOUS                 PREVIOUS
                                                     2001         YEAR        2000         YEAR        1999
                                                  -----------   --------   -----------   --------   -----------
Sales to third parties..........................  E     4,516     14.1     E     3,957     29.7     E     3,051
Intersegmental transfers........................          413     29.1             320     80.8             177
Sales incl. intersegmental transfers............        4,929     15.2           4,277     32.5           3,228
Royalties.......................................          312     13.0             276     29.0             214
Sales incl. intersegmental transfers, less
  royalties.....................................        4,617     15.4           4,001     32.7           3,014
Income from operations..........................        1,308     (0.2)          1,310     76.8             741
Special Items...................................           --       --              44    (68.1)            138
Operating margin (%)............................         29.0       --            33.1       --            24.3
Assets..........................................  E     3,149    (11.0)    E     3,540     17.9     E     3,003
Return on operational assets (%)................         39.1       --            40.0       --            26.3
Research and development expenses...............  E        95     90.0     E        50      6.4     E        47
Capital expenditures in tangible and intangible
  assets........................................  E       229    (14.2)    E       267    (49.0)    E       524

    2001 COMPARED WITH 2000

    In the Oil & Gas segment, sales to third parties in 2001 rose 14.1% to E4,516 million from E3,957 million in 2000. This increase was due to positive price and currency effects contributing 8.3% and 1.3%, respectively, as well as increased sales volumes, which contributed 4.5%. Significant contributions to sales were made by the natural gas trading operations of BASF's subsidiary WINGAS, which increased its sales to third parties by 30.5% to E2,251 million in 2001 from E1,725 million in 2000. Higher natural gas prices were a major factor contributing to this increase. Developments in crude oil prices are reflected in sales only after a period of delay. Therefore, sales in the first half of 2001 were still positively affected by the high crude oil prices that prevailed in the second half of 2000. Due to lower demand, natural gas sales volumes totaled 214 billion kilowatt-hours, or 3% below the previous year's level.

    In its exploration and production activities, the Oil & Gas segment increased sales in 2001 by 1.5% to E2,254 million from E2,221 million in 2000, even though the average price for U.K. Brent quality crude oil was $24 per barrel in 2001, or $4 per barrel lower than in 2000. The resulting negative impact from this price decrease was more than offset by a 13% increase in crude oil and natural gas production to 93 million barrels of oil equivalent.

    Intersegmental transfers rose in 2001 to E413 million from E320 million in 2000, mainly due to higher gas prices.

    At E1,308 million, income from operations in the Oil & Gas segment was comparable in 2001 and 2000. Income from operations is before income taxes on oil-producing operations in North Africa and the Middle East, which are recorded as income tax expenses. For further information, see Note 10 to the Consolidated Financial Statements.

    Assets in the Oil & Gas segment decreased 11% in 2001 to E3,149 million from E3,540 million in 2000. Capital expenditures in tangible assets related primarily to development projects for exploration and production activities in Germany, North Africa and Argentina. Compared with the previous year, exploration expenditures more than doubled, reaching E156 million in 2001. By using the latest technologies and focusing on particularly promising regions, BASF achieves a competitive position with regard to finding costs.

    There are no visible signs of near-term improvement in the weak economic environment for the Oil & Gas segment. BASF expects average crude oil prices to decline further in 2002 compared with 2001. However, BASF believes that any negative effects on sales and earnings will be offset to some extent by an expansion in business activities.

    2000 COMPARED WITH 1999

    In the Oil & Gas segment, sales to third parties in 2000 rose 29.7% to E3,957 million from E3,051 million in 1999. This increase was achieved despite the fact that in December 1999, BASF exited the oil marketing and refinery business, which in 1999 contributed E1,020 million to BASF's sales. The year's strong improvement in sales, above all in the segment's oil and natural gas exploration and production activities, which increased by 112.7% to E2,221 million from E1,044 million in 1999, more than compensated for the discontinuation of the marketing and refinery business. The 58.1% increase in average crude oil prices in 2000 compared to 1999 and the continued strength of the U.S. dollar were the primary causes for this increase in sales. In 2000, the average price for U.K. Brent quality crude oil was $28.45 per barrel compared with $17.99 in 1999. BASF was able to increase production by 3.2% to
80.0 million barrels of oil equivalent. The sales volume for natural gas trading increased by 9.4% to 221.5 billion kilowatt hours, and this, along with higher gas prices, resulted in an increase in sales of 113.5% in 2000 to E1,725 million compared with E808 million in 1999.

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

                        LIQUIDITY AND CAPITAL RESOURCES

    The following table sets forth the summarized cash flows of BASF in each of the last three fiscal years:

STATEMENT OF CASH FLOW                                            2001           2000           1999
----------------------                                        ------------   ------------   ------------
                                                                         (EUROS IN MILLIONS)
Net income*.................................................  E       (118)  E      1,240   E      1,237
Depreciation of fixed assets................................         2,933          2,929          2,690
Changes in net current assets...............................          (775)        (1,147)           172
Miscellaneous items.........................................           279            (30)          (844)
                                                              ------------   ------------   ------------
Cash provided by operating activities.......................  E      2,319   E      2,992   E      3,255
Additions to tangible and intangible fixed assets...........        (2,811)        (2,906)        (2,939)
Acquisitions and divestitures, net..........................         7,043         (5,812)           696
Financial investments and other items.......................          (112)          (112)           144
                                                              ------------   ------------   ------------
Cash provided by investing activities.......................  E      4,120   E     (8,830)  E     (2,099)
Proceeds from capital increases.............................        (1,124)          (604)          (176)
Changes in financial indebtedness...........................        (4,293)         6,660            (95)
Dividends paid..............................................        (1,266)          (748)          (697)
                                                              ------------   ------------   ------------
Cash provided by financing activities.......................  E     (6,683)  E      5,308   E       (968)
Changes in cash assets affecting liquidity..................          (244)          (530)           188
Initial cash assets and other changes.......................           604          1,036            802
                                                              ------------   ------------   ------------
Cash and cash equivalents at year end.......................  E        360   E        506   E        990
Other changes in current assets.............................           383            364            518
Liquid funds................................................           743            870          1,508

---------------

*   EXCLUDING EXTRAORDINARY INCOME

    2001 COMPARED WITH 2000

    CASH FROM OPERATING ACTIVITIES

    Cash provided by operating activities totaled E2,319 million, which was 22% less than in 2000. This decline was due primarily to a sharp drop in net income -- excluding extraordinary income, which is included in cash provided by investing activities. In 2001, fewer additional funds were required to finance current assets than in the previous year. This improved cash flow by E372 million.

    INVESTING ACTIVITIES

    Proceeds from the sale of the pharmaceuticals business far exceeded capital expenditures for investments and acquisitions, and resulted in positive cash flow from investing activities of E4,120 million.

    Proceeds from divestitures totaled E7,503 million. These related to the sale of the pharmaceuticals and generics businesses.

    Cash used for acquisitions amounted to E461 million. Major acquisitions included:

    - the vitamins business of Takeda Chemical Industries Ltd., Japan;

    - the SISAS activities at the site in Feluy, Belgium; and

    - the acquisition of a styrene plant in Korea.

    Capital expenditures on tangible and intangible fixed assets totaled E2,811 million in 2001, or E95 million less than in 2000. On a regional basis, capital expenditures and acquisitions were as follows:

    - 47% in Europe (39% in 2000);

    - 23% in North America (NAFTA) (47% in 2000);

    - 4% in South America (6% in 2000); and

    - 26% in Asia, Pacific Area, Africa (8% in 2000).

    In the CHEMICALS segment, capital expenditures and acquisitions in 2001 increased 20% to E929 million in 2001 from E774 million in 2000. Major projects included:

    EUROPE

    - a plant for the production of propylene (propane dehydrogenation) in Tarragona, Spain;

    - the expansion of production capacities for PolyTHF-Registered Trademark-in Ludwigshafen, Germany;

    - a plant for optically active amines in Ludwigshafen, Germany;

    - a capacity expansion for glyoxal in Ludwigshafen, Germany;

    - optimization of production of ethylene oxide and glycol in Antwerp, Belgium;

    NORTH AND SOUTH AMERICA

    - the completion of a steam cracker in a joint venture with TotalFinaElf S.A. in Port Arthur, Texas;

    - plants for hexanediol/caprolactone in Freeport, Texas;

    - a capacity expansion for ethylene oxide and glycols in Geismar, Louisiana;

    - a plant for S-methoxyisopropylamine in Geismar, Louisiana;

    - a plant for neopentylglycol in Freeport, Texas;

    ASIA

    - the expansion of the new Verbund site in Kuantan, Malaysia, which includes:

       - plants for oxo C(4) alcohols, phthalic anhydride and plasticizers;

       - a syngas plant; and

       - a plant for the manufacture of butanediol.

    In the PLASTICS & FIBERS segment, capital expenditures and acquisitions in 2001 increased 41% to E891 million from E633 million in 2000. The largest projects were:

    EUROPE

    - the expansion of production for ethyl benzene in Antwerp, Belgium;

    - the replacement of plants for the manufacture of ethyl benzene/styrene in Ludwigshafen, Germany;

    - the expansion and construction of a new plant for Styrolux-Registered Trademark- in Antwerp, Belgium;

    - a capacity expansion for MDI (diphenylmethane diisocyanate) production in Antwerp, Belgium;

    - the continued modernization of the production and compounding plants for nylon 6 in Ludwigshafen, Germany;

    - the construction of Styrodur-Registered Trademark- C plants in Bibbiano, Italy, and Tudela, Spain;

    - the expansion of Ultrason-Registered Trademark- production in Ludwigshafen, Germany;

    NORTH AND SOUTH AMERICA

    - the replacement of a plant for the production of TDI (toluene diisocyanate) in Geismar, Louisiana;

    - the expansion of EPS (expandable polystyrene) production in Guaratingueta, Brazil;

    ASIA

    - the construction of a new plant for propylene oxide and styrene in Singapore in the Ellba Eastern Private Ltd. joint venture with Shell; and

    - the construction of a new plant for TDI (toluene diisocyanate) in Yeosu, Korea.

    In the PERFORMANCE PRODUCTS segment, capital expenditures and acquisitions declined 69% in 2001 to E418 million from E1,332 million in 2000. Major investment projects concluded or initiated were:

    EUROPE

    - the construction of a new plant for the manufacture of superabsorbents in Antwerp, Belgium;

    - the completion of the production plant for the manufacture of vinyl formamide and polyvinylamine in Ludwigshafen, Germany; and

    - the construction of a new plant for dispersions in Hamina, Finland.

    In the AGRICULTURAL PRODUCTS & NUTRITION business segment, BASF spent
E349 million on capital expenditures and acquisitions in 2001. This was E3,115 million less than in 2000, the year in which the crop protection business of American Home Products Corp. (AHP) was acquired.

    In the Agricultural Products reporting segment, capital expenditures totaled E130 million in 2001. In addition to the completion of a new plant for the fungicide active ingredient F 500-Registered Trademark- in Schwarzheide, Germany, and the modernization of a production plant for the production of crop protection active ingredients in Guaratingueta, Brazil, several replacement and optimization projects were undertaken at various sites.

    In the Fine Chemicals reporting segment, BASF spent E199 million on capital expenditures and acquisitions in 2001 compared with E83 million in 2000. The most important investment projects included expansions of plants for vitamin E, carotenoids, Lysmeral-Registered Trademark- and other flavors and fragrances, as well as the construction of a new plant for the manufacture of UV absorbers.

    In the OIL & GAS SEGMENT, BASF invested E229 million in 2001 compared with E267 million in 2000. The majority of these investments were for exploration and production activities.

    Capital expenditures on FINANCIAL ASSETS AND SECURITIES amounted to E741 million, which was E99 million less than in 2000. These expenditures included in particular:

    - capital expenditures totaling E200 million for BASF Future Business GmbH and BASF Venture Capital GmbH, as well as

    - additions to other participations, securities and loans.

    Expenditures for additions to financial assets and securities were offset by a cash inflow of E629 million for proceeds from the sale of financial assets, proceeds from the disposal of fixed assets as well as the repayment of loans and financial receivables. This resulted in a net cash outflow of E112 million.

    FINANCING ACTIVITIES

    BASF used most of the cash provided by the sale of the pharmaceuticals business to reduce financial indebtedness. As of December 31, 2001, financial indebtedness totaled E2,835 million, and was denominated in the following currencies:

    - U.S. dollars: 28.3% (2000: 62.2%);

    - euros: 48.9% (2000: 25.4%);

    - renmimbi: 5.5% (2000: 2.8%); and

    - other currencies: 17.3% (2000: 9.6%).

    In 2001, dividend payments to the shareholders of BASF Aktiengesellschaft for fiscal year 2000 totaled E1,214 million (2000: E695 million), or E1.30 per qualifying share (2000: E1.13) plus a special dividend of E0.70 to repay stockholders' equity charged with 45% corporation tax.

    In 2001, BASF spent E1.3 billion to buy back 30.8 million ordinary shares, or 5% of its share capital, at an average price of E42.22 per share.

    LIQUID FUNDS

    Cash and cash equivalents decreased by E146 million. Marketable securities increased E19 million to E383 million. Total liquid funds decreased to E743 million in 2001 from E870 million in 2000. Their share of total assets was 2.0% in 2001 compared with 2.3% in 2000.

    CHANGE IN ASSETS

    Total assets declined in 2001 by E1,682 million to E36,875 million due to the sale of the pharmaceuticals business. BASF's equity ratio increased to 47.5% from 37.1% at the end of 2000 as a result of the gain from the sale of its pharmaceuticals business. Long-term liabilities as a share of stockholders' equity and liabilities was 27.0% compared with 23.5% in 2000. Short-term liabilities accounted for 25.5% of stockholders' equity and liabilities compared with 39.4% in 2000. Financial indebtedness was reduced by E5,057 million to E2,835 million, in particular using income from the sale of Pharmaceuticals.

    COMMITMENTS FOR INVESTMENTS

    In 2002, BASF is planning capital expenditures of E2.2 billion. Major projects by segment include:

    CHEMICALS

    - the construction of a C(4) complex in connection with the new steam cracker in Port Arthur, Texas;

    - the construction of a steam cracker at the planned Verbund site in Nanjing, China;

    - a capacity expansion for ethylene oxide in Ludwigshafen, Germany;

    - the modernization of a chloralkali electrolysis plant in Ludwigshafen, Germany by conversion to a membrane process;

    PLASTICS & FIBERS

    - a plant for Styrolux in Altamira, Mexico;

    - a plant for Basotect-Registered Trademark- in Schwarzheide, Germany;

    - the reconstruction and expansion of a nylon 6 production plant in Ludwigshafen, Germany;

    - the expansion of a Cellasto-Registered Trademark- production plant in Lemforde, Germany;

    PERFORMANCE PRODUCTS

    - plants for acrylic acid and acrylates at the planned Verbund site in Nanjing, China;

    - a plant for methanesulfonic acid in Ludwigshafen, Germany;

    - a plant for nonionic surfactants in Geismar, Louisiana;

    AGRICULTURAL PRODUCTS & NUTRITION

    - a capacity expansion for vitamin E and precursors in Ludwigshafen, Germany;

    - the construction of a new plant for the production of vitamin B(2) in Gunsan, Korea;

    - the construction of a new crop protection research facility in Limburgerhof, Germany;

    OIL & GAS

    - optimizing and expanding hydrocarbon production in North Africa;

    - increasing crude oil production in the northern German Mittelplate field;

    - developing the Carina and Aries natural gas fields off the coast of Argentina; and

    - developing new natural gas reserves in the Dutch North Sea.

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

    Capital expenditures for acquisitions totaled E6,117 million. Major acquisitions included:

    - the crop protection business of American Home Products Corp.;

    - the superabsorbents business of Chemdal International Corporation;

    - the industrial coatings business of Rohm and Haas Co.; and

    - an equalization payment to Shell as part of BASF's contribution to the polyolefins joint venture Basell N.V.

    Proceeds from divestitures totaled E305 million. These included:

    - the sale of the Novolen-Registered Trademark- polypropylene technology and the Kraton-Registered Trademark- polymers business in the Plastics & Fibers segment; and

    - the sale of various businesses in the Pharmaceuticals segment and the Oil & Gas segment.

    Capital expenditures on tangible and intangible fixed assets decreased in 2000 to E2,906 million from E2,939 million in 1999.

    On a regional basis, capital expenditures were as follows:

    - 49% in Europe (60% in 1999);

    - 33% in North America (NAFTA) (34% in 1999);

    - 4% in South America (2% in 1999); and

    - 14% in Asia, Pacific Area, Africa (4% in 1999).

    In the Chemicals segment, capital expenditures rose 15.0% to E880 million in 2000 from E765 million in 1999. Major projects included:

    EUROPE

    - the expansion of production capacities for butanediol in Ludwigshafen, Germany;

    - the construction of a trimethylolpropane MP plant in Ludwigshafen, Germany;

    - the expansion of a plant in Ludwigshafen, Germany, for the manufacture of optically-active amines;

    - the construction of a new plant in Ludwigshafen, Germany, for the manufacture of dimethylhexanediol;

    - the start-up of a new formaldehyde plant in Ludwigshafen, Germany;

    - the expansion of a plant for the production of dinitrotoluene (a toluene diisocyanate precursor) in Schwarzheide, Germany;

    - a capacity expansion for ethylene oxide in Antwerp, Belgium;

    - a capacity expansion for complexing agents in Ludwigshafen, Germany;

    NORTH AND SOUTH AMERICA

    - the construction of a steam cracker through a joint venture with TotalFinaElf S.A., in Port Arthur, Texas;

    - the construction of new plants for hexanediol/caprolactone in Freeport, Texas;

    - capacity expansions for ethylene oxide and glycols in Geismar, Louisiana;

    - the construction of a new plant for nonionic surfactants in Geismar, Louisiana; and

    ASIA

    - the construction of new plants for oxo C(4) alcohols, phthalic anhydride and plasticizers in Kuantan, Malaysia.

    In the Plastics & Fibers segment, capital expenditures decreased 40% to E599 million in 2000 compared with E998 million in 1999. The largest projects were:

    EUROPE

    - the modernization of nylon 6 production and packaging plants in Ludwigshafen, Germany;

    - a capacity expansion for ethyl benzene in Antwerp, Belgium;

    - the replacement of the ethyl benzene and styrene plants in Ludwigshafen, Germany;

    - the restructuring of polystyrene production in Ludwigshafen, Germany and Antwerp, Belgium;

    NORTH AND SOUTH AMERICA

    - the construction of a new plant to manufacture MDI (diphenylmethane diisocyanate) in Geismar, Louisiana;

    - the construction of a new plant for the manufacture of ABS
      (acrylonitrile-butadiene-styrene) in Altamira, Mexico; and

    - the expansion of a polystyrene plant in Sao Jose dos Campos, Brazil.

    In the Colorants & Finishing Products segment, capital expenditures including acquisitions rose 289% in 2000 to E1260 million from E324 million in 1999. This increase was due to the completion of acquisitions. Major investment projects concluded or initiated were:

    EUROPE

    - the expansion of the imine plant for the manufacture of vinyl formamide and polyvinylamine in Ludwigshafen, Germany;

    - the construction of a plant for the manufacture of superabsorbents in Antwerp, Belgium;

    NORTH AND SOUTH AMERICA

    - the expansion of the production capacity of acrylate and styrene/butadiene dispersions in Monaca, Pennsylvania;

    - the expansion of production capacities for paper dyes in Altamira, Mexico;

    ASIA

    - the construction of an acrylic acid complex in Kuantan, Malaysia; and

    - the expansion of the dispersions plant in Shanghai, China.

    In the Agricultural Products segment, capital expenditures increased to E3,260 million in 2000 from E93 million in 1999. Major capital expenditures were related to the acquisition of the crop protection business of American Home Products. Additional capital expenditures included the construction of production capacities for the manufacture of the new F 500-Registered Trademark-fungicide from the strobilurine class of active ingredients in Schwarzheide, Germany.

    In the Fine Chemicals segment, BASF invested E83 million in 2000 compared with E87 million in 1999 on capital expenditures. The most important investment projects included the expansion of production capacities for the manufacture of Uvinul-Registered Trademark- MC 80, plant expansions for carotenoids and aroma chemicals in Ludwigshafen, Germany, as well as improvements in manufacturing processes for the production of vitamin C in Grenaa, Denmark, and lysine in Gunsan, Korea.

    In the Pharmaceuticals segment, capital expenditures increased to E121 million from E101 million in 1999.

    In the Oil & Gas segment, BASF invested E267 million compared with E524 million in 1999. Development of the A6/B4 field in the German North Sea accounted for a large share of these investments.

    Capital expenditures on financial assets and securities amounted to E840 million, which was E38 million less than in 1999. These expenditures included in particular:

    - capital expenditures for the construction of a propylene plant in Tarragona, Spain, which is being built by BASF SONATRACH Propanchem S.A. -- a joint venture company with the Algerian oil and gas company SONATRACH, in which BASF has a 51% stake;

    - capital expenditures for the construction of a styrene monomer and propylene oxide plant, which is being built by Ellba Eastern Private Ltd. -- a joint venture company with Shell in Singapore in which BASF has a 50% stake; and

    - capital expenditures for the new joint venture company with NOF Corporation of Tokyo, Japan.

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

    At year-end, financial indebtedness totaled E7,892 million and was denominated in the following currencies:

    - U.S. dollars: 62.2% (1999: 55.4%),

    - euros: 25.4% (1999: 9.3%), and

    - renminbi: 2.8% (1999: 14.2%).

    In 2000, dividend payments to shareholders for the fiscal year 1999 totaled E695 million (1999: E693 million) or E1.13 per share (1999: E1.12). BASF spent E700 million on the buy-back of its shares. The exercise of warrants led to a cash inflow of E36 million, while a cash inflow of E59 million related to payments by PETRONAS, BASF's partner in the joint venture company BASF PETRONAS Chemicals Sdn. Bhd.

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

                   EXCHANGE RATE EXPOSURE AND RISK MANAGEMENT

    BASF transacts its business in many currencies other than the euro. About 55% of BASF's 2001 sales, about 56% of BASF's 2000 sales and about 58% of 1999 sales were to customers in Europe, about 45% of 2001 sales, about 44% of 2000 sales and about 42% of 1999 sales were to customers outside Europe. Moreover, about 40% of BASF's 2001 sales, about 38% of BASF's 2000 sales and about 35% of 1999 sales were attributable to BASF operations conducted outside Europe.

    As a result of BASF's foreign currency exposure, exchange rate fluctuations have a significant impact in the form of both translation risk and transaction risk on BASF's Consolidated Financial Statements. Translation risk is the risk that BASF's Consolidated Financial Statements expressed in euros for a particular period or as of a certain date may be affected by changes in the prevailing rates of the various currencies of the reporting subsidiaries against the euro. Transaction risk arises when the currency structure of BASF's costs and liabilities deviates to some extent from the currency structure of BASF's sales proceeds and assets.

    The effect of exchange rate fluctuations on BASF's income from operations for 2001, 2000 and 1999 is shown in BASF's Consolidated Financial Statements under the line items "Other operating income" and "Other operating expense." See Notes 6 and 7 to the Consolidated Financial Statements for further information. The net effect of exchange rate fluctuations on BASF's income from operations amounted to a net loss of E62.6 million in 2001, a net loss of E150.7 million in 2000 and a net gain of E36.7 million in 1999. The difference between 2001 and 2000 was primarily due to the strengthening of the U.S. dollar and the weakening of the Japanese yen. The difference between 2000 and 1999 was primarily due to the higher U.S. dollar in comparison with the euro.

    Foreign currency translation adjustments had a negative effect of E129.5 million on stockholders' equity in 2001 primarily due to the devaluation of the Argentine peso and the deconsolidation of the pharmaceuticals business. In 2000, foreign currency translation adjustments had a positive effect of E112.5 million on stockholders' equity primarily due to the strengthening of the U.S. dollar. In 1999, the positive effect of E509.8 million on stockholders' equity was primarily due to the strengthening of the U.S. dollar and the Japanese yen in 1999 compared to 1998.

    Exchange rate risk management is centralized at BASF Aktiengesellschaft. BASF bases its foreign exchange risk management generally on exposures derived from receivables and payables on the balance sheet. Planned sales revenues or expenses are only considered if such data is based on fixed contracts. Receivables and payables in a particular currency are netted. Normally at BASF, receivables exceed payables resulting in substantial net exposures in U.S. dollars and relatively small exposures in the British pound and the Japanese yen.

    To mitigate the impact of currency exchange rate fluctuations, the exposure to currency risk is assessed on a daily basis. BASF applies a selective hedging strategy in that a varying portion of the exposure in each currency is hedged based on forecasts of the exchange rate development versus the euro. In this respect, forward exchange contracts with a term of several weeks to six months or currency options with a term of usually one month are concluded to match the term of the hedging instruments with the term of the underlying positions.

    In 2001, BASF's hedging transactions have been aimed primarily at minimizing exchange rate risks against the U.S. dollar, the British pound, the Japanese yen, the Singapore dollar and the Mexican peso. See "Item 11. Quantitative and Qualitative Disclosure About Market Risk" and Note 28 to the Consolidated Financial Statements for further information.

                            RESEARCH AND DEVELOPMENT

    BASF's research and development activities are aimed at developing new and improved products, finding new applications for existing products and developing cost-efficient and environmentally responsible manufacturing processes.

    BASF spent E1.17 billion on research and development activities in 2001 compared with E1.06 billion in 2000 and E0.94 billion in 1999, excluding the effects of the pharmaceuticals business for each year. The company spends approximately 38% of its research budget on developing new products, and another 21% on improving existing products. Developing new and improved processes accounts for about 31% of spending, while 11% is spent on discovering new research methods and technologies. BASF spends 82% of its annual research budget in Germany, 13% in North America, 3% in other European countries and 2% in South America and Asia.

    BASF employs about 8,200 people worldwide in various research and development activities. About 6,000 employees are involved in research and development work in Ludwigshafen, making the facility one of the world's largest research centers in the chemical industry.

    The center in Ludwigshafen and a number of decentralized research sites worldwide form an efficient network that makes an important contribution to BASF's Verbund approach to integration. As a consequence of the portfolio changes BASF has reorganized its core technology platforms and reduced their number from four to three. These three technology platforms are located in Ludwigshafen and support the company's global activities. BASF carries out product and market-related development worldwide in close cooperation with customers and joint-venture partners.

    The biggest share of BASF's research spending is devoted to the area of agriculture and nutrition, where BASF is expanding its activities. The Limburgerhof Agricultural Center in Germany and the research center in Research Triangle Park (RTP) in Raleigh, North Carolina, develop agricultural products, using our network of trial stations around the world. BASF conducts its own biotechnology research and is also involved in various biotechnology research joint ventures. BASF plans to spend more than E700 million over 10 years on research and development activities in plant biotechnology. The activities are concentrated in BASF Plant Science GmbH, which currently employs about 350 people worldwide.

    BASF additionally conducts research activities through more than 800 cooperative agreements with universities, research institutes and industrial partners in many countries worldwide and through various research joint ventures.

PATENTS

    BASF puts great emphasis on obtaining patents, trademarks, copyrights and designs to protect its investment in research and development. The company seeks the optimum protection for significant product and process developments. BASF's patents are registered in 14 countries on average that are most relevant to the product or process involved. This protection is crucial in the chemical industry because profit margins often depend on implementing state-of-the-art technology protected by patents. BASF vigorously enforces its patents and trademarks.

    A number of major products and manufacturing processes no longer have patent protection. BASF believes that the expiration of patent protection for these established products and processes generally has not had a significant adverse impact on the company.

                 (This page has been left blank intentionally.)

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

    Members of both the Board of Executive Directors and the Supervisory Board owe a duty of loyalty and care to BASF Aktiengesellschaft. In exercising these duties, the applicable standard of care is that of a diligent and prudent businessperson. Members of both Boards must take into account a broad range of considerations when making decisions, foremost the interests of BASF Aktiengesellschaft, its shareholders, employees and creditors and, to a certain extent, the interests of society. The members of the Board of Executive Directors and the Supervisory Board are personally liable to BASF Aktiengesellschaft for breaches of their duties of loyalty and care.

BOARD OF EXECUTIVE DIRECTORS

    The number of members of the Board of Executive Directors is determined by the Supervisory Board, subject to a minimum number of two members. As of December 31, 2001, BASF Aktiengesellschaft's Board of Executive Directors had eight members. On December 14, 2001, the Supervisory Board appointed Klaus Peter Lobbe as an additional member of the Board of Executive Directors effective January 1, 2002.

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

    The following table lists the current members of the Board of Executive Directors, their ages as of December 31, 2001, and the years in which they were first appointed to the Board:

DR. JURGEN F. STRUBE

Age: 62................  First year appointed: 1985                         Year term expires: 2003

    PROFESSIONAL CAREER

    1969                         Joined Finance department of BASF Aktiengesellschaft
    1970                         Worked at BASF Antwerpen, Belgium, and in BASF
                                 Aktiengesellschaft's Logistics division
    1974                         Assigned to BASF Brasileira S.A., Sao Paulo, Brazil,
                                 responsible for the company's logistics and administrative activities, and later on also for the company's chemicals
                                 and plastics
    1980                         Head of Glasurit do Brasil Ltda.
    1982                         President of the Brazil regional division
    1985                         Appointed to the Board of Executive Directors
    1990                         Appointed Chairman of the Board of Executive Directors

    POSITION & MAIN AREAS OF RESPONSIBILITY

    Chairman of the Board of Executive Directors -- Legal, Taxes & Insurance, Planning & Controlling, Executive Management and Development, Corporate Communication

    MEMBERSHIPS ON SUPERVISORY BOARDS

    Since 1990                   Allianz Lebensversicherungs-AG, Stuttgart, Germany
    Since 1996                   Hochtief AG, Essen, Germany
    Since 1998                   Commerzbank AG, Frankfurt, Germany
    Since 1998                   Hapag-Lloyd AG, Hamburg, Germany
    Since 2000                   Linde AG, Wiesbaden, Germany
    Since 2000                   Bertelsmann AG, Gutersloh, Germany
    Since May 2001               Bayerische Motorenwerke Aktiengesellschaft, Munich, Germany

MAX DIETRICH KLEY

Age: 61................  First year appointed: 1990                         Year term expires: 2003

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

    POSITION & MAIN AREAS OF RESPONSIBILITY

    Deputy Chairman and Chief Financial Officer -- Finance, Oil & Gas, Coatings, Raw Materials Purchasing, Eastern Europe, West Asia, Africa regional division, Investor Relations, Corporate Audit

    MEMBERSHIPS ON SUPERVISORY BOARDS

    Since 1990                   Bayerische Hypo-und Vereinsbank AG, Munich, Germany
    Since 1992                   Gerling-Konzern Speziale
                                 Kreditversicherungs-Aktiengesellschaft, Cologne, Germany
    Since 1993                   Landesbank Rheinland-Pfalz, Mainz, Germany
    Since 1995                   Lausitzer Braunkohle AG, Senftenberg, Germany
    Since 1995                   Mannesmann Demag Krauss Maffei AG, Munich, Germany
    Since 2000                   Basell N.V., Hoofddorp, the Netherlands
    Since 2000                   RWE Plus AG, Essen, Germany
    Since 2001                   Siberian-Urals Petrochemical and Gas company (SIBUR),
                                 Moscow, Russia

HELMUT BECKS

Age: 57................  First year appointed: 1996                         Year term expires: 2006

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

    POSITION & MAIN AREAS OF RESPONSIBILITY

    Director -- Asia region, Corporate Engineering

    MEMBERSHIPS ON SUPERVISORY BOARDS

    Since                        Hannoversche Lebensversicherung a.G., Hanover, Germany
    2000......

DR. JOHN FELDMANN

Age: 52................  First year appointed: 2000                         Year term expires: 2004

    PROFESSIONAL CAREER

    1988                         Joined BASF Aktiengesellschaft in product management for
                                 detergent additives
    1990                         Group leader, Strategic Planning
    1993                         Vice president, Strategic Planning department
    1996                         Delegate to BASF South East Asia regional headquarters and president, South East Asia/Australia regional division
                                 headquartered in Singapore
    1999                         Head of cross-divisional negotiating teams, Ludwigshafen,
                                 Germany
    2000                         Appointed to the Board of Executive Directors

    POSITION & MAIN AREAS OF RESPONSIBILITY

    Director -- Styrenics, Performance Polymers, Polyurethanes, Polymer Research

    MEMBERSHIPS ON SUPERVISORY BOARDS

    Since                        Basell N.V., Hoofddorp, the Netherlands
    2000......

DR. JURGEN HAMBRECHT

Age: 55................  First year appointed: 1997                         Year term expires: 2007

    PROFESSIONAL CAREER

    1976                         Joined BASF Aktiengesellschaft's Polymers Laboratory,
                                 responsible for polystyrene, styrenic copolymers and
                                 polyphenylene ethers
    1985                         Head of Research and Purchasing at Lacke und Farben AG,
                                 Munster, Germany (now BASF Coatings AG)
    1990                         President, Engineering Plastics division
    1995                         President, East Asia division based in Hong Kong
    1997                         Appointed to the Board of Executive Directors

    POSITION & MAIN AREAS OF RESPONSIBILITY

    Director -- Inorganics, Petrochemicals, Intermediates, Research & Engineering Chemicals, Head of the sites in Antwerp, Belgium and Schwarzheide, Germany

    MEMBERSHIPS ON SUPERVISORY BOARDS

    Since 2000                   Bilfinger + Berger Bauaktiengesellschaft, Frankfurt, Germany
    Since 2000                   Basell N.V., Hoofddorp, the Netherlands

KLAUS PETER LOBBE

Age: 55................  First year appointed: 2002                         Year term expires: 2006

    PROFESSIONAL CAREER

    1966                         Joined BASF Aktiengesellschaft and initially worked as
                                 trainee and product manager
    1975                         Delegated to BASF Japan Ltd.
    1987                         Head of Diols Marketing, Intermediates division
    1990                         Group vice president, Marketing, Intermediates division
    1993                         President, Industrial Chemicals division
    1996                         President, Coatings division and Chairman of the Board of
                                 Executive Directors of BASF Coatings AG
    2002                         Appointed to the Board of Executive Directors

    POSITION & MAIN AREAS OF RESPONSIBILITY

    Director -- Coatings, North America region

DR. STEFAN MARCINOWSKI

Age: 48................  First year appointed: 1997                         Year term expires: 2007

    PROFESSIONAL CAREER

    1979                         Joined BASF Aktiengesellschaft's Main Laboratory to work in biotechnological research
    1986                         Liaison officer to the Chairman of the Board of Executive
                                 Directors
    1988                         Senior vice president, Public Relations department
    1992                         Vice-Presidente Executivo BASF Brasileira S.A., Sao Paulo,
                                 Brazil
    1995                         President, Plastic Foams & Reaction Resins division
    1997                         Appointed to the Board of Executive Directors

    POSITION & MAIN AREAS OF RESPONSIBILITY

    Director and Research Executive Director -- Functional Polymers, Performance Chemicals, South America regional division, University Relations & Research Planning

PETER OAKLEY

Age: 48................  First year appointed: 1998                         Year term expires: 2003

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

    POSITION & MAIN AREAS OF RESPONSIBILITY:

    Director -- Agricultural Products, Fine Chemicals, Specialty Chemicals Research, Plant Biotechnology

EGGERT VOSCHERAU

Age: 58................  First year appointed: 1996                         Year term expires: 2006

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

    POSITION & MAIN AREAS OF RESPONSIBILITY:

    Director -- Industrial Relations Director; Europe region; Human Resources; Logistics & Information Services; Environment, Safety & Energy; BASF AG Works Engineering; Occupational Medicine & Health Protection; Europe region; Head of the Ludwigshafen Site

    MEMBERSHIPS ON SUPERVISORY BOARDS

     Since 1999                   Dresdner Bank Lateinamerika AG, Hamburg, Germany
     Since 2000                   Haftpflichtverband der Deutschen Industrie V.a.G., Hanover,
                                  Germany (German Industry Liability Association)

SUPERVISORY BOARD

    The Supervisory Board consists of 20 members, 10 of whom are elected by shareholders at BASF Aktiengesellschaft's Annual Meeting and 10 of whom are elected by employees as required by the German Codetermination Act (MITBESTIMMUNGSGESETZ). Any Supervisory Board member elected by the shareholders at BASF Aktiengesellschaft's Annual Meeting may be removed by a majority of the votes cast at a subsequent meeting of shareholders. Any Board member elected by the employees may be removed by three-quarters of the votes cast by the class of employees that the member represents.

    Aside from Mr. Arthur L. Kelly, all current shareholder representatives on the Supervisory Board were elected in 1998. Mr. Kelly was appointed by the district court of Ludwigshafen on December 7, 2000, as a replacement for Dr. Marcus Bierich, who died on November 25, 2000.

    The Supervisory Board appoints a chairman and a deputy chairman from among its members. The chairman of the Supervisory Board must be elected by a majority of two-thirds of the Board members. If a majority is not reached in the first vote, the members of the Supervisory Board, who were elected by the shareholders, elect the chairman.

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

    Supervisory Board members are elected to terms of approximately five years. The terms expire at the end of the Annual Meeting after the fourth fiscal year following the year in which the members were elected. The current terms of all Supervisory Board members expire at the end of the Annual Meeting in 2003. Compensation for Board members is determined by BASF Aktiengesellschaft's Articles of Association.

    The following table lists the current members of BASF Aktiengesellschaft's Supervisory Board, their respective ages as of December 31, 2001, their principal occupation and the year in which they were first elected or appointed to the Supervisory Board:

                                                                                             YEAR
                                                                                            FIRST
NAME                                AGE      PRINCIPAL OCCUPATION                          ELECTED
----                              --------   --------------------                          --------
DR. BERTHOLD LEIBINGER               71      Managing Director of TRUMPF GmbH + Co KG        1998
Chairman

VOLKER OBENAUER(1)                   59      Chairman of the works council of BASF Group     1993
Deputy Chairman

WOLFGANG DANIEL(1)                   44      Deputy Chairman of the works council of the     1996
                                             Ludwigshafen site of BASF Aktiengesellschaft

ETIENNE GRAF DAVIGNON                69      President of Societe Generale de Belgique       1993

DR. FRANCOIS DIEDERICH               49      Professor at Zurich Technical University        1998

DR. TESSEN VON HEYDEBRECK            56      Member of the Board of Executive Directors      1998
                                             of Deutsche Bank AG

DR. WOLFGANG JENTZSCH                69      Retired member of the Board of Executive        1995
                                             Directors of BASF Aktiengesellschaft

ARTHUR L. KELLY                      64      Chief Executive Officer of KEL Enterprises      2000
                                             L.P., Chicago, Illinois

ROLF KLEFFMANN(1)                    52      Chairman of the works council of Wintershall    1998
                                             AG's Barnstorf oil plant

ULRICH KUPPERS(1)                    46      Manager of the Ludwigshafen branch of the       1994
                                             Mining, Chemical and Energy Industries Union
                                             (INDUSTRIEGEWERKSCHAFT BERGBAU, CHEMIE,
                                             ENERGIE)

KONRAD MANTEUFFEL(1)                 49      Member of the works council of the              1999
                                             Ludwigshafen site of BASF Aktiengesellschaft

DR. KARLHEINZ MESSMER(1)             57      Plant Manager at the Ludwigshafen site of       1993
                                             BASF Aktiengesellschaft

ROBERT OSWALD(1)                     46      Chairman of the works council of the            2000
                                             Ludwigshafen site of BASF Aktiengesellschaft

ELLEN SCHNEIDER(1)                   51      Chairwoman of the joint works council of        1993
                                             Elastogran GmbH

DR. HERMANN SCHOLL                   66      Managing Director of Robert Bosch GmbH          1998

DR. HENNING SCHULTE-NOELLE           59      Chairman of the Board of Executive Directors    1992
                                             of Allianz AG

ROBERT STUDER                        63      Retired Chairman of Union Bank of               1993
                                             Switzerland

JURGEN WALTER(1)                     56      Member of the Central Board of Executive        1998
                                             Directors of the Mining, Chemical and Energy
                                             Industries Union (INDUSTRIEGEWERKSCHAFT
                                             BERGBAU, CHEMIE, ENERGIE)

                                                                                             YEAR
                                                                                            FIRST
NAME                                AGE      PRINCIPAL OCCUPATION                          ELECTED
----                              --------   --------------------                          --------
HELMUT WERNER                        65      Retired Chairman of the Board of Executive      1993
                                             Directors of Mercedes-Benz AG

GERHARD ZIBELL(1)                    51      Regional Manager of the Mining, Chemical and    1998
                                             Energy Industries Union
                                             (INDUSTRIEGEWERKSCHAFT BERGBAU, CHEMIE,
                                             ENERGIE) Rhineland - Palatinate/Saar region

---------------

(1) Employee representative.

COMPENSATION OF DIRECTORS AND OFFICERS

    The aggregate amount of compensation BASF Aktiengesellschaft and its subsidiaries paid during the year ended December 31, 2001, to all members of the Board of Executive Directors and the Supervisory Board, as a group, was E11.3 million. Of this amount, members of the Board of Executive Directors received E9.3 million and members of the Supervisory Board received
E2.0 million. These sums include accrued performance-related bonuses for 2001. Additionally, the pro rata value of stock options granted to the members of the Board of Executive Directors in 2001 amounts to E4.2 million.

    The total compensation BASF Aktiengesellschaft and its subsidiaries paid during the year ended December 31, 2001, to former members of the Board of Executive Directors and their beneficiaries was E4.8 million. In 2001, E2.1 million was set aside for the provision of pensions and similar benefits to the Board of Executive Directors, and as of December 31, pension provisions totaled E57.3 million. No commitments were assumed in favor of the members of the Supervisory Board or the Board of Executive Directors.

    Pursuant to its Articles of Association, BASF Aktiengesellschaft reimburses each Supervisory Board member for out-of-pocket expenses. BASF Aktiengesellschaft also grants each Supervisory Board member a fixed annual payment of E5,000 and additional compensation based on dividends paid to BASF Aktiengesellschaft shareholders. This latter amount is E1,750 for each percentage point that aggregate dividends in a given year exceed 4% of BASF Aktiengesellschaft's subscribed capital. The chairman of the Supervisory Board receives a payment of twice and the deputy chairman receives a payment of 1.5 times this amount. For the year ended December 31, 2001, approximately 47% of the total compensation paid to members of the Supervisory Board consisted of dividend-based compensation.

    Pursuant to BASF's stock option program, each member of the Board of Executive Directors is entitled to receive options on BASF Shares corresponding to 10 to 30% of the Board member's individual performance-related bonus. See "Item 6. Directors, Senior Management and Employees -- BASF Stock Option Program
(BOP)" for further details on the number of options granted and on the terms and conditions of the options' rights.

BOARD PRACTICES

    The Supervisory Board has established a special committee known in Germany as the "PERSONALAUSSCHUSS." The members of this committee are Dr. Berthold Leibinger, Dr. Henning Schulte-Noelle, Volker Obenauer and Jurgen Walter. This committee is responsible for reviewing and approving the terms and conditions of contracts between BASF Aktiengesellschaft and members of the Board of Executive Directors.

    Directors' service contracts with BASF or with any of its subsidiaries do not include benefits which are provided upon termination of employment.

SHARE OWNERSHIP BY MEMBERS OF THE BOARD OF EXECUTIVE DIRECTORS AND THE
  SUPERVISORY BOARD

    No member of the Board of Executive Directors or the Supervisory Board beneficially owns 1% or more of the outstanding BASF Shares.

EMPLOYEES

    As of December 31, 2001, BASF employed a workforce of 92,545 people worldwide, which represented a decline of approximately 10.4% from the end of 2000 largely related to the pharmaceutical divestiture. About 55.0% of the workforce is based in Germany. Expenditures for salaries and wages totaled E4,858 million in 2001, down from E5,307 million in 2000. For further information, see Note 12 to the Consolidated Financial Statements included in
Item 18.

    The following table details BASF's workforce on a regional basis as of December 31, 2001, 2000 and 1999.

                                                                2001       2000       1999
                                                              --------   --------   --------
Europe......................................................   63,339     68,861     73,789
  thereof Germany...........................................   50,939     54,356     58,158
North America...............................................   14,531     17,331     15,685
South America...............................................    5,749      6,913      6,688
Asia, Pacific Area, Africa..................................    8,926     10,168      8,466
Total.......................................................   92,545    103,273    104,628

    As of December 31, 2001, BASF Aktiengesellschaft employed 39,354 people at its headquarters in Ludwigshafen, Germany, compared with 41,117 people as of December 31, 2000.

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

AGREEMENT 2003

    In the "Agreement 2003" signed in April 2000, BASF management and employee representatives of BASF's Ludwigshafen site reached an agreement. The agreement calls for continued workforce reductions by the end of 2003 that will be achieved through socially responsible measures. A similar agreement was in form from 1997 through 2000. Incentives for voluntary retirement, such as part-time contracts for those approaching retirement (6,085 contract signed as of December 31, 2001) and increased internal job market flexibility will all help reduce the workforce without forced layoffs, and yet simultaneously permit the hiring of new younger employees. For the period between 2001 and the end of 2003, BASF expects an annual workforce reduction of approximately 1,300 positions.

BASF STOCK OPTION PROGRAM (BOP)

    The BASF Stock Option Program (BOP) is offered to the Board of Executive Directors and approximately 1,200 of BASF's senior executives. Approximately 75% of the eligible senior executives opted to participate in the program. The program became effective on April 30, 1999, after BASF's shareholders approved a conditional capital increase for the program at the Annual Meeting on April 29, 1999. At the Annual Meeting on April 26, 2001 the shareholders approved a new conditional capital increase to incorporate certain changes to the BOP effective as of 2001.

    An executive participating in the BOP receives four option rights for each BASF Share held by such executive for the purpose of taking part in the BOP (the "BOP Shares"). The number of BOP Shares eligible for the BOP is determined by an amount representing 10 to 30% of the executive's annual variable compensation and by the relevant "market price" of BASF Shares, which is the volume weighted average of the prices quoted in the Xetra-Registered Trademark- electronic trading system of Deutsche Borse AG on the day after the Annual Meeting (the "BOP Share Price"). In 2001, the BOP Share Price was E47.87 and in the years 2000 and 1999 it was E47.80 and E41.60, respectively. Annual variable compensation for a member of the Board of Executive Directors is determined by the Supervisory Board pursuant to the terms of the executive director's employment agreement with BASF. Annual variable compensation for any other senior executive is determined by such senior executive's superiors pursuant to rules established by the Board of Executive Directors, and is based on BASF's performance and individual target agreement.

    Option rights granted in 1999 and 2000 may not be exercised prior to three years after the grant date. They expire 15 days after the sixth Annual Meeting of BASF Aktiengesellschaft following the grant date. Option rights granted in 2001 may not be exercised prior to July 1, 2003. They expire 15 days after the eighth Annual Meeting of BASF Aktiengesellschaft following the grant date.

    Each option right entitles the holder to two subscription rights. The first subscription right permits participants to purchase one BASF Share at the BOP Share Price provided that the market price of BASF Shares on the exercise date is more than 30% higher than the BOP Share Price. The second subscription right permits participants to purchase one BASF Share at a discount, provided that the performance of BASF Shares exceeds the performance of a benchmark index. For options granted in 1999 and 2000 the benchmark index is the DOW Jones EURO STOXX(SM) Total Return Index ("the EURO STOXX") and for options granted in 2001 the benchmark index is the Dow Jones Global Chemicals Total Return Index (the "DJ Chemicals"). The discount is equal to twice the percentage by which BASF Shares have outperformed the benchmark index since the date of issue of the relevant right.

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

    For details about the number of stock options granted see the table below:

                                                              2001        2000        1999
                                                            ---------   ---------   ---------
Stock options outstanding as of January 1.................  2,057,003   1,172,728
Stock options granted.....................................  1,133,204     917,016   1,178,440
-thereof to members of the Board of Executive Directors...    137,060     126,228     166,616
Option rights lapsed(1)...................................     97,475      32,741       5,712
Stock options outstanding as of December 31...............  3,092,732   2,057,003   1,172,728

---------------

(1) Option rights lapse if the option holders no longer work for BASF or have sold part of their BOP Shares.

EMPLOYEE STOCK PURCHASE PROGRAM

    In 1999, BASF Aktiengesellschaft and several other German subsidiaries of BASF launched a stock purchase program for their employees. At present, various European and Mexican subsidiaries participate in the program. The program allows an employee to purchase BASF Shares at market prices by using all or part of the annual variable salary that the employee receives from the employing company. For every block of 10 BASF Shares so purchased, the employee will be granted one additional BASF Share after one, three, five, seven and 10 years without further payment, provided that the BASF Shares purchased under the program are still held by the employee.

                                                                2001        2000       1999
                                                              ---------   --------   --------
Number of BASF Shares held under the program as of January
  1.........................................................    745,840   220,840
Number of BASF Shares purchased under the program...........    434,800   544,730    223,980
Maximum amount of free shares granted.......................    217,400   272,365    111,990
Shares expired..............................................     49,960    19,730      3,140
Number of BASF Shares held under the program as of
  December 31...............................................  1,130,680   745,840    220,840

                 (This page has been left blank intentionally.)

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

    The capital stock of BASF Aktiengesellschaft consists of ordinary shares with no par value (STUCKAKTIEN) that are issued only in bearer form ("BASF Shares"). As of December 31, 2001, BASF Aktiengesellschaft had an aggregate of 583,401,370 BASF Shares outstanding. Because the holders of BASF Shares are not registered with BASF Aktiengesellschaft or any other organization, BASF Aktiengesellschaft generally cannot determine who its shareholders are or how many shares a particular shareholder owns. Notwithstanding the foregoing, based on its most recent survey, BASF Aktiengesellschaft believes that, as of January 10, 2001, approximately 9.4% of the BASF Shares were held by shareholders in the United States.

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

    Allianz Aktiengesellschaft has notified BASF that it directly or indirectly holds more than 10% of the BASF Shares. Information available as of December 31, 2001 indicated that Allianz Aktiengesellschaft and its subsidiaries held an aggregate of 10.21% of the BASF Shares.

    To its knowledge, BASF Aktiengesellschaft is not owned or controlled directly or indirectly by any corporation, foreign government or any person, jointly or severally.

RELATED PARTY TRANSACTIONS

    The existing loans between BASF and affiliated and associated companies and participating interests as of December 31, 2001 are shown in Note 15 to the Consolidated Financial Statements included in Item 18. There are no loans outstanding to members of the Supervisory Board and the Executive Board.

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

                 (This page has been left blank intentionally.)

ITEM 8.    FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

    See "Item 18. Financial Statements."

EXPORT SALES

    BASF manufactures products mainly in Europe (primarily Germany) and North America and to an increasing extent in Asia. BASF's products are then sold in markets worldwide. Therefore, a large share of BASF's products are manufactured in Germany and exported for sale in Asia and to a lesser extent in South America. The following table sets forth BASF's primary exports:

                                                                       PRODUCED IN        REGIONAL EXPORTS/
REGION                                         REGIONAL SALES            REGION                IMPORTS
------                                       -------------------   -------------------   -------------------
                                             (EUROS IN MILLIONS)   (EUROS IN MILLIONS)   (EUROS IN MILLIONS)
Europe.....................................        17,984                19,399                  1,415
- Thereof Germany..........................         7,212                13,417                  6,205
North America..............................         7,654                 7,772                    118
South America..............................         2,188                 1,842                   (346)
Asia, Pacific Area, Africa.................         4,674                 3,487                 (1,187)
Total......................................        32,500                32,500                      0

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

ANTITRUST CLAIMS RELATING TO VITAMINS

    In 1999 and in 2000, BASF Aktiengesellschaft as well as BASF Australia Ltd. entered into agreements with the United States Department of Justice, the Canadian Competition Bureau and the Australian Department of Justice by which BASF Aktiengesellschaft and BASF Australia Ltd. agreed to plead guilty to certain violations of antitrust laws relating to the sale of vitamin products in respective countries. The relevant courts accepted the guilty pleas and the recommended fines of $225 million, C$19 million and A$7.5 million. On
November 21, 2001, the European Commission imposed a fine of E296.2 million against BASF Aktiengesellschaft. BASF has appealed against this decision.

    Proceedings are still running in Mexico, Brazil and Australia (relating only to vitamin C).

    BASF has agreed to settle the class action lawsuits with plaintiffs that purchased products directly from vitamins manufacturers. Terms of the settlement agreement call for seven vitamins manufacturers to contribute $1.17 billion. The Company's share of this settlement is $287 million. The United States district court for the District of Columbia granted final approval of the proposed settlement on March 28, 2000. Because numerous large customers have elected to opt out of the proposed settlement, BASF Aktiengesellschaft's share has been reduced to $90 million including fees of plaintiffs attorneys. Individual settlements with a series of such customers have been concluded. The payments for these settlements are within the range indicated above.

    State court actions on behalf of indirect purchasers are proceeding separately in approximately 28 states. BASF has agreed to settle state class action law suits in 24 states. Terms of the settlement agreements call for six vitamin manufacturers to contribute up to $396 million, subject to approval of the settlements in various state courts. If the settlements are finally approved, BASF Aktiengesellschaft will be obligated to pay up to $97 million of the total amount. All settlements have been granted preliminary approval. Further claims for damages have been filed in Canada, New Zealand and in Australia.

    The company has established provisions for the costs that they can currently anticipate in excess of the amounts agreed upon and paid. BASF does not believe, that the additional charges relating to unsettled vitamin antitrust proceedings will have a substantial impact on the profitability of the company.

SYNTHROID-REGISTERED TRADEMARK--RELATED CLAIMS

    This proceeding concerned class action lawsuits against Knoll Pharmaceutical Company (KPC) of BASF's Pharmaceutical business, which was discontinued in 2001. The lawsuits challenged Knoll's delaying publication of a study comparing Synthroid-Registered Trademark- to certain branded and generic products.

    Final approval of a proposed 1997 settlement was not granted. Knoll subsequently negotiated a new proposed settlement with consumers, and third-party payors providing for a payment of $25.5 million in addition to the $98 million paid into escrow in late 1997 (plus the accrued interest thereon). The United States District Court of Chicago granted final approval of the new proposed settlement on August 4, 2000. A number of appeals have been filed. On August 31, 2001, the United States Court of Appeals granted final confirmation of the settlement. However, the district court needs to determine attorneys' fees and costs, before the payment is made.

ADDITIONAL PROCEEDINGS

    In 2001, class action lawsuits against BASF Aktiengesellschaft and some of its affiliates were filed at United States courts. It was alleged that sales of automotive refinish coatings had violated antitrust laws. BASF considers these allegations to be unfounded and will consequently file for dismissal of the lawsuits.

OTHER PROCEEDINGS

    In 2001, BASF Aktiengesellschaft and certain of its subsidiaries have been named defendants in numerous class action law suits alleging violations of the Sherman Act and state statutes in connection with the sale of automotive refinish coatings. Based on BASF's internal investigation these law suits are without any merits, and BASF will, therefore, file motions to dismiss.

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

See "Item 10. Additional Information" for further information. Record holders of BASF's American Depositary Receipts (ADRs) on the dividend record date will be entitled to receive payment in full of the declared dividend in respect of the year for which it is declared. Cash dividends payable to ADR holders will be paid to The Bank of New York, as depositary, in euros and, subject to certain exceptions, will be converted by the depositary into U.S. dollars. The amount of dividends received by holders of ADRs may be affected by fluctuations in exchange rates. See "Item 3 -- Exchange Rate Information" for further information.

    BASF Aktiengesellschaft expects to continue to pay dividends, although there can be no assurance as to the particular amounts that would be paid from year to year. The payment of future dividends will depend on BASF's financial condition. See "Item 5. Operating and Financial Review and Prospects."

SIGNIFICANT CHANGES

    Except as otherwise disclosed in this Annual Report, there has been no material change in the financial position of BASF Aktiengesellschaft since December 31, 2001.

                 (This page has been left blank intentionally.)

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

    Options on BASF Shares are traded on Eurex, the German-Swiss derivatives market jointly owned and operated by Deutsche Borse AG and the Swiss Stock Exchange.

TRADING ON THE FRANKFURT STOCK EXCHANGE

    The Frankfurt Stock Exchange, which is operated by Deutsche Borse AG, is the largest of the eight German stock exchanges. The aggregate annual turnover of the Frankfurt Stock Exchange in 2001 amounted to E3.81 billion (based on the exchange's practice of separately recording the sale and purchase components involved in any trade) for both equity and debt instruments. The Frankfurt Stock Exchange is, in terms of turnover in 2001, the third largest stock exchange in the world, after the New York Stock Exchange (NYSE) and the Nasdaq National Market.

    In 2001, trading on the Frankfurt Stock Exchange accounted for approximately 86% of the turnover in exchange-traded securities in Germany. As of December 31, 2001, the equity securities of 5,777 companies, of which 4,865 were non-German, were traded on the Frankfurt Stock Exchange.

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

    BASF Shares are also traded on Xetra-Registered Trademark- (Exchange Electronic Trading), an integrated computerized trading system operated by the Frankfurt Stock Exchange. Xetra is available during the operating hours of the Frankfurt Stock Exchange to brokers and banks that are members of a German stock exchange. Xetra is integrated into the Frankfurt Stock Exchange and is subject to its rules and regulations.

    Transactions on the Frankfurt Stock Exchange (including transactions within the Xetra system) settle on the second business day following trading. Transactions on the Frankfurt Stock Exchange, which may occur when one of the parties to the transaction is foreign, are generally settled on the second business day following trading. The parties, however, may agree upon a different settlement period. German banks' standard terms and conditions for securities transactions require that all customer orders to buy or sell listed securities be executed on a stock exchange unless a customer gives specific instructions to the contrary.

    The Hessian Exchange Supervisory Authority and the Trading Monitors of the Frankfurt Stock Exchange both monitor trading on the Frankfurt Stock Exchange. The exchange may suspend a quotation if orderly stock exchange trading is temporarily endangered or if a suspension is necessary to protect the public interest. Trading activities are also monitored by the German Federal Supervisory Authority for Securities Trading (BUNDESAUFSICHTSAMT FUR DEN WERTPAPIERHANDEL).

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

    BASF Shares are also included in the Dow Jones STOXX600 Index comprised of some 600 companies located in Europe. BASF Shares are also included in the Dow Jones EURO STOXX Index comprised of some 313 companies in 11 of the 12 countries that are members of the EMU. This index is a component of the 16-country Dow Jones STOXX 600 Index. STOXX Ltd. is the operating company of the Dow Jones STOXX Indexes. BASF Shares are also part of the S&P Global 100 Index, which is comprised of 100 large companies with global businesses from around the world. The S&P Global 100 Index is sponsored by Standard & Poor's and the New York Stock Exchange.

    According to statistics provided by the Frankfurt Stock Exchange, the average daily volume of BASF Shares traded on the exchange in 2001 was 6,980,228 shares.

SHARE PRICE HISTORY

    The table below shows for the periods indicated the high and low official daily quotation for BASF Shares on the Frankfurt Stock Exchange as reported by Deutsche Borse AG and also the high and low of the DAX. See "Item 3. Key Information" for information on exchange rates between the U.S. dollar and the euro during the periods in this table.

                                                        PRICE PER BASF SHARE                      DAX
                                                    -----------------------------       -----------------------
                                                       HIGH               LOW             HIGH           LOW
                                                    -----------       -----------       --------       --------
QUARTERLY HIGH AND LOWS
1997
First quarter................................       E34.15            E28.71            3,460.59       2,848.77
Second quarter...............................       E35.33            E31.04            3,805.29       3,215.24
Third quarter................................       E37.66            E30.91            4,438.93       3,819.85
Fourth quarter...............................       E34.46            E28.58            4,347.24       3,567.22
1998
First quarter................................       E41.82            E30.55            5,102.35       4,087.28
Second quarter...............................       E44.41            E39.24            5,915.13       5,018.67
Third quarter................................       E47.50            E31.19            6,171.43       4,433.87
Fourth quarter...............................       E36.25            E29.81            5,121.48       3,896.08
1999
First quarter................................       E34.35            E30.19            5,443.62       4,678.72
Second quarter...............................       E42.60            E34.50            5,492.36       4,845.45
Third quarter................................       E45.00            E39.70            5,655.30       4,999.24
Fourth quarter...............................       E52.20            E39.50            6,958.14       5,156.28
2000
First quarter................................       E51.80            E42.15            8,064.97       6,474.92
Second quarter...............................       E49.75            E40.01            7,555.92       6,834.88
Third quarter................................       E45.55            E39.55            7,480.14       6,682.92
Fourth quarter...............................       E48.45            E40.15            7,136.30       6,200.71
2001
First quarter................................       E50.45            E42.80            6,795.14       5,388.02
Second quarter...............................       E49.83            E43.60            6,278.90       5,553.46
Third quarter................................       E47.70            E31.00            6,109.50       3,787.23
Fourth quarter...............................       E44.10            E37.21            5,271.29       4,239.97

MONTHLY HIGH AND LOWS OF THE LAST SIX MONTHS

                                                   HIGH           LOW
                                                -----------   -----------
2001
September.....................................       E46.89        E31.00
October.......................................       E41.07        E37.21
November......................................       E43.33        E37.70
December......................................       E44.10        E40.56

2002
January.......................................       E45.30        E41.85
February......................................       E45.00        E40.75

---------------

(1) Effective January 2, 2001 the Frankfurt Stock Exchange no longer determines official daily quotes for odd-lot trades (KASSAKURSE). As of this date the stock price information provided above is based on Xetra, the integrated computerized trading system through which the Frankfurt Stock Exchange conducts trading in equity securities.

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

                                            HIGH                   LOW
                                     -------------------   -------------------
2001
September..........................    USD       42.00       USD       28.80
October............................    USD       37.15       USD       33.76
November...........................    USD       38.78       USD       34.19
December...........................    USD       39.44       USD       36.28

2002
January............................    USD       39.60       USD       37.10
February...........................    USD       39.06       USD       35.85

                 (This page has been left blank intentionally.)

ITEM 10.    ADDITIONAL INFORMATION

ARTICLES OF ASSOCIATION

    BASF incorporates herein all information regarding its Articles of Association by reference to its Registration Statement on Form 20-F (File
No. 1-15909), as filed with the Securities and Exchange Commission on May 25, 2000.

ACQUISITION OF BASF SHARES BY BASF AKTIENGESELLSCHAFT

    Under the German Stock Corporation Act, a stock corporation may acquire its own shares in a limited number of exceptional cases, including if so authorized by a shareholder resolution adopted at a General Shareholders' Meeting. At the Annual Meetings of BASF Aktiengesellschaft held on April 27, 2000 and April 26, 2001, the shareholders authorized the Board of Executive Directors to buy back BASF Shares representing up to 10% of BASF Aktiengesellschaft's outstanding share capital. The Board of Executive Directors may either cancel the shares re-bought, reducing the company's outstanding share capital, re-sell the shares subject to a further resolution adopted at an Annual Meeting, or use the shares to service option rights granted to participants of the BASF Stock Option Program. In 2001, BASF Aktiengesellschaft had bought 30,775.000 BASF Shares, or approximately 5.0% of the then outstanding BASF Shares. The Board of Executive Directors has cancelled 25,975,000 of these re-bought BASF Shares, reducing the company's outstanding share capital. On December 18, 2001, the Board of Executive Directors also decided to cancel the remaining 4,800,000 re-bought BASF Shares.

MATERIAL CONTRACTS

    On March 20, 2000, BASF acquired from American Home Products Corp. of Madison, New Jersey, the entire crop protection business conducted by American Cyanamid Company, a subsidiary of the seller. The transaction closed on July 1, 2000, after anti-trust clearance had been received from the Federal Trade Commission and the European Union Commission. It was consummated through asset and share transactions in more than 65 jurisdictions worldwide, including the United States. BASF acquired all inventories, manufacturing facilities, customer relations, research and development activities, know-how, intellectual property rights, product registrations, accounts receivable and all other tangible and intangible assets. BASF also assumed contractual rights and obligations, provided the assets and contracts were primarily related to the seller's crop protection business. All employees working primarily for the acquired business were offered employment by BASF. The acquisition contract provides for representations and warranties, including indemnity provisions, as is customary in this kind of transaction. Major claims triggering the seller's responsibility to indemnify BASF have not emerged as of the date of this Annual Report. The total consideration to be paid by BASF under the acquisition contract consisted of a cash payment of $3.8 billion and the assumption of $94 million of debt. The cash payment was adjusted as of the closing date pursuant to the terms of the acquisition agreement and all amounts due have been paid in full.

    On December 14, 2000, BASF and Abbott Laboratories Inc. of Abbott Park, Illinois, entered into an agreement for the sale of BASF's worldwide non-generic pharmaceuticals business to Abbott Laboratories. Under the agreement, BASF transferred the shares in its subsidiaries conducting its worldwide non-generic pharmaceuticals business, excluding the production of certain pharmaceutical active ingredients, to Abbott Laboratories. The purchase price was $6.9 billion on a cash and debt-free basis, to be adjusted by the balance of cash and debt at closing. The agreement provides for customary representations and indemnities capped at 25% of the purchase price. The transaction closed on March 2, 2001, after anti-trust clearance had been received from the Federal Trade Commission and the European Union Commission.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

    There are, except in limited embargo circumstances pursuant to resolutions adopted by the United Nations or the European Union, no legal restrictions in Germany on international capital movements and foreign exchange transactions.

    For statistical purposes only, every individual or corporation residing in Germany (a "Resident") must report to the German Central Bank (DEUTSCHE BUNDESBANK), subject only to certain immaterial exceptions, any payment received from or made to or on account of an individual or corporation residing outside Germany (a "Nonresident") if such payment exceeds E12,500 or the equivalent in a foreign currency. In addition, Residents must report any claims against or any liabilities payable to Nonresidents if such claims or liabilities in the aggregate exceed E1,500,000 or the equivalent in a foreign currency during any one month.

    Neither German Law nor the Articles of Association (SATZUNG) of BASF Aktiengesellschaft impose any limitations on the rights of Nonresident or foreign owners to hold or vote BASF Shares, including those represented by American Depositary Receipts (ADRs).

TAXATION

    The following is a summary of material U.S. federal income and German tax considerations relating to the ownership of American Depositary Shares (ADSs) or BASF Shares by an Eligible U.S. Holder (as defined below).

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

    The discussion does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of ADSs or BASF Shares. In particular, it does not address any aspect of U.S. federal tax law other than income taxation, or any aspect of German tax law other than income, gift, inheritance and wealth taxation, and it does not cover the tax laws of any state or municipality, or any jurisdiction outside the United States and Germany. Moreover, the discussion does not consider any specific facts or circumstances that may apply to a particular Eligible U.S. Holder, and does not take into account any special tax rules to which certain holders (including, without limitation, tax-exempt organizations, persons subject to the alternative minimum tax, securities broker-dealers, financial institutions, persons holding ADSs or BASF Shares in a hedging transaction or as part of a straddle or conversion transaction, persons having a functional currency other than the U.S. dollar, persons that own, or that are treated as owning, 10% or more of the voting power of our stock and persons that received ADSs or BASF Shares pursuant to the exercise of employee stock options or otherwise as compensation) may be subject.

    Owners of ADSs or BASF Shares are urged to consult their tax advisers regarding the U.S. federal, state, local, German and other tax consequences of owning and disposing of ADSs or BASF Shares. In particular, owners of ADSs or BASF Shares are urged to consult their tax advisers to confirm their status as Eligible U.S. Holders and the consequence to them if they do not so qualify.

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

    In general, for U.S. federal income tax purposes, holders of ADRs (as defined below) evidencing ADSs will be treated as the owners of the BASF Shares represented by those ADSs.

TAXATION OF DIVIDENDS

    Under U.S. federal income tax law, Eligible U.S. Holders are generally required to include in their gross income, as ordinary dividend income, the gross amount of any distribution paid from the current or accumulated earnings and profits of BASF (as determined under U.S. federal income tax principles). The amount of dividend income for U.S. federal income tax purposes is not reduced by German taxes withheld from a dividend distribution in respect of the ADSs or BASF Shares. Eligible U.S. Holders that are corporations will not be entitled to the dividends-received deduction with respect to such distributions.

    As a German corporation, BASF is required to withhold taxes on dividends paid to German resident and nonresident stockholders. Beginning with dividends paid in 2002, the required withholding rate applicable to BASF dividends is 20% plus a solidarity surcharge of 5.5% thereon, equal to 1.1% of the gross dividend (i.e., 5.5% of the 20% tax). Accordingly, a total German withholding tax of 21.1% of the gross dividend is required. These withholding tax rates reflect changes made in the German tax law that are effective with respect to BASF dividends paid in 2002 and thereafter. BASF dividends paid in prior years were subject to 25% withholding tax plus the 5.5% solidarity surcharge for a total of 26.375% withholding tax.

    An Eligible U.S. Holder is entitled to a refund of a portion of the withholding tax, reducing the net German tax rate to that permitted under the Income Tax Treaty, i.e., 15% of the gross dividend. Dividends paid by BASF in prior years were subject to the German imputation system then in effect. Under that system, German resident individuals received a tax credit based on qualifying dividends received from German corporations and U.S. residents received a related Treaty benefit reducing the German tax on such dividends to 10%. With repeal of the imputation credit for dividends paid in 2002, the special 10% Treaty rate no longer applies.

    The portion of the German income tax withheld that cannot be refunded under the Income Tax Treaty may be claimed either as a foreign tax credit against the U.S. federal income tax liability of an Eligible U.S. Holder or as a deduction in computing taxable income. For U.S. foreign tax credit purposes, dividends received in respect of the ADSs or BASF Shares generally will be treated as passive income (or, in some circumstances, financial services income) derived from sources outside the United States. The rules and limitations relating to foreign tax credits are complex, and Eligible U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits and the application of the foreign tax credit limitations to their particular situations.

    To illustrate the foregoing, for each $100 gross amount of dividend paid by BASF in 2002 to an Eligible U.S. Holder, $21.10 of German tax would be withheld, of which $6.10 would be refundable. For U.S. federal income tax purposes, the U.S. Holder would report dividend income of $100 (to the extent paid out of current and accumulated earnings and profits) and foreign taxes paid of $15, for purposes of calculating the Foreign Tax Credit or the deduction for taxes paid.

    For U.S. federal income tax purposes, dividends paid by BASF in euros are included in the gross income of an Eligible U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends (including the deemed refund of German corporate tax) are received by such Eligible U.S. Holder or, in the case of ADSs, by the Depositary. If a dividend paid in euros is converted into U.S. dollars on the date received, Eligible U.S. Holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend.

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

    The collective refund procedure may not be available for eligible U.S. Holders entitled to refunds in excess of E150 for the calendar year. In such event, those holders must file separate claims or may qualify for the simplified refund procedure described below. Details of the collective refund procedure will be available from the Depositary.

    Individual claims for refund have to be made on a special German claim form that must be filed with the German Federal Tax Authority at Bundesamt fur Finanzen, Friedhofstrasse 1, 53221 Bonn, Germany. The German claim-for-refund form may be obtained from the German Federal Tax Authority at the same address where applications are filed, or from the Embassy of the Federal Republic of Germany at 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998. Forms can also be obtained from the Office of the Assistant Commissioner (International), Internal Revenue Service, 950 L'Enfant Plaza South, SW, Washington, DC 20024,
Attention: Taxpayer Service Division.

    As part of the individual refund claim, an Eligible U.S. Holder must submit to the German Federal Tax Authority the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, and an official certification on IRS Form 6166 of such Eligible U.S. Holder's last filed U.S. federal income tax return. IRS Form 6166 may be obtained by sending a request to the Internal Revenue Service Center, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification are to be made in writing and must include the Eligible U.S. Holder's name, mailing address and social security or employer identification number, the form number for the relevant U.S. federal income tax return and the tax period for which the certification is requested.

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

    In the EDS system, the participants maintaining accounts at The Depository Trust Company report the positions held by them at the relevant cutoff date that qualify for share dividends subject to withholding tax at the appropriate rates under the Income Tax Treaty. The reports of the individual participants will be compiled by The Depository Trust Company into a collective application and submitted to the German Federal Tax Authority for conditional refund. After initially checking only arithmetical correctness, the German Federal Tax Authority will make a refund as required to The Depository Trust Company. The refund will be made at the earliest on the due date of the withholding tax pursuant to German tax law.

    The Depository Trust Company will distribute the refund amounts in accordance with EDS data to the participants to be passed on to the beneficial owners.

TAXATION OF CAPITAL GAINS

    Upon a sale or other taxable disposition of ADSs or BASF Shares, an Eligible U.S. Holder will recognize a gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized from the sale or other disposition, and the Eligible U.S. Holder's tax basis in the ADSs or BASF Shares. Such gain or loss generally will be treated as a capital gain or loss derived from U.S. sources, and will be a long-term capital gain or loss if the Eligible U.S. Holder's holding period for the ADSs or BASF Shares exceeds one year. In the case of certain Eligible U.S. Holders (including individuals), long-term capital gains are taxable at preferential U.S. federal income tax rates. The deduction of capital losses is subject to certain limitations under U.S. federal income tax law.

    Deposits and withdrawals of BASF Shares in exchange for ADSs generally will not be considered a taxable event for U.S. federal income tax purposes.

    Under the Income Tax Treaty, an Eligible U.S. Holder will not be liable for German tax on capital gains realized or accrued on the sale or other disposition of ADSs or BASF Shares.

GIFT AND INHERITANCE TAXES-GERMAN TAXATION

    An Eligible U.S. Holder who is an individual and whose domicile is determined to be in the United States for purposes of the Estate Tax Treaty will not be subject to German inheritance and gift tax (the equivalent of the U.S. federal estate and gift tax) upon the individual's death or upon the making of a gift unless the ADSs or BASF Shares (i) are part of the business property of a permanent establishment located in Germany or (ii) are part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services. An individual's domicile in the United States, however, does not prevent imposition of German inheritance and gift tax with respect to an heir, donee, or other beneficiary who is domiciled in Germany at the time the individual died or the gift was made.

    The Estate Tax Treaty also provides a credit against U.S. federal estate and gift tax liability for the amount of inheritance and gift tax paid to Germany, subject to certain limitations, in a case where the ADSs or BASF Shares are subject to German inheritance or gift tax and U.S. federal estate or gift tax.

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

DOCUMENTS ON DISPLAY

    BASF is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, BASF files reports and other information with the Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 233 Broad Street, New York, New York 10279. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. BASF's Annual Report and some of the other information submitted by BASF to the Commission may be accessed through this web site. In addition, material filed by BASF can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    BASF is exposed to foreign currency and interest rate risks in the normal course of business. In cases where BASF intends to hedge against these risks, financial derivatives are used, including forward exchange contracts, currency options, interest rate/currency swaps or combined instruments. In addition, derivative instruments are used to replace transactions in original financial instruments, such as shares or fixed-income securities.

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

    Where financial derivatives have a positive market value, BASF is exposed to credit risks in the event of non-performance by their counterparties. The credit risk is minimized by exclusively trading contracts with major creditworthy financial institutions.

    To ensure efficient risk management, market risks are centralized at BASF Aktiengesellschaft and BASF Group companies designated for this purpose. BASF has developed and implemented internal guidelines based on the principles of separation of the placement function from the settlement function for derivative instruments.

    The risks arising from changes in exchange rates and interest rates as a result of the underlying transactions and the derivative transactions concluded to hedge them are monitored constantly. For this purpose, market quotations or computer or mathematical models are used to determine the current market values not only of the underlying transactions but also of the derivative transactions and these are compared with each other. Where derivative instruments were entered into as replacement for original financial instruments, market trends are also monitored constantly.

INTEREST RATE RISK MANAGEMENT

    BASF employs interest rate sensitive financial instruments to manage the liquidity and cash needs of its operations. Financial liabilities consist of bank loans (44% of financial liabilities), which BASF group companies worldwide took from numerous local banks in their various home currencies. Additionally, a fixed rate euro bond is outstanding (44% of financial liabilities) as well as a number of variable and fixed-rate U.S. dollar-bonds denominated infrastructure and environmental bonds with a preferred tax status in the United States (11% of financial liabilities). The remaining debt consists of a number of other bonds or commercial paper (1% of financial liabilities).

    In addition to the interest rate risk exposure resulting from financial liabilities described above, BASF entered into a number of interest derivatives, combined interest/currency derivatives or combined interest/equity derivatives with banks. In most cases BASF is obliged to pay a fixed rate in a foreign currency and receives a variable rate in euros. Such swaps were concluded to optimize the internal financing of group companies worldwide and to offer the internal parties the desired credit terms and cash flows. BASF also entered into a swap contract for which BASF pays a quarterly variable rate and receives a positive equity index performance. That instrument is described in greater detail under "Other Derivatives" and "Marketable Securities" below.

    The following information on debt is presented in euro equivalents, which is BASF's reporting currency.

PRINCIPAL (NOTIONAL) AMOUNT
INTEREST RATE -- DECEMBER 31, 2000

                                                            EXPECTED MATURITY DATE
                                                              (EUROS IN MILLIONS)                                      FAIR VALUE
                                       -----------------------------------------------------------------              DECEMBER 31,
                                         2001       2002       2003       2004       2005     THEREAFTER    TOTAL         2000
                                       --------   --------   --------   --------   --------   ----------   --------   ------------
DEBT, INCLUDING CURRENT PORTION

U.S. DOLLAR (USD)
Fixed rate...........................  4,454.7        6.8      20.2       20.3        11.7       18.2      4,531.9      4,529.3
Weighted avg. interest rate (fixed)..     6.3%       6.8%      7.4%       7.4%        7.5%       6.8%
Variable rate........................     37.4       80.6        --         --        16.1      240.4        374.5        374.5
Interest rate (variable).............     7.5%       7.9%        --         --        4.3%       4.9%
SUBTOTAL.............................                                                                      4,906.4      4,903.8

EURO (EUR)
Fixed rate...........................    680.9        5.3       4.6        2.7     1,251.3       13.2      1,957.9      1,986.7
Weighted avg. interest rate (fixed)..     4.8%       4.3%      3.1%       3.7%        5.7%       3.4%
Variable rate........................     35.5        1.9       1.8        1.6         1.4        0.8         43.0         43.0
Interest rate (variable).............     4.0%       3.0%      3.0%       3.0%        3.0%       0.0%
SUBTOTAL.............................                                                                      2,000.9      2,029.7

CHINESE RENMINBI (CNY)
Fixed rate...........................    177.0         --        --         --          --         --        177.0        177.0
Weighted avg. interest rate (fixed)..     5.6%         --        --         --          --         --
Variable rate........................     15.3       11.7      19.5         --          --         --         46.5         46.5
Interest rate (variable).............     6.1%       6.0%      5.9%         --          --         --
SUBTOTAL.............................                                                                        223.5        223.5

OTHER CURRENCIES
Fixed rate...........................    304.8       16.1      12.0        3.3         8.6       25.6        370.3        370.3
Weighted avg. interest rate (fixed)..     8.0%      12.4%      9.0%       8.1%        6.2%       7.0%
Variable rate........................    386.8        1.1       1.1         --         1.8         --        390.8        390.8
Interest rate (variable).............    13.4%      14.0%     14.0%         --        2.1%         --
SUBTOTAL.............................                                                                        761.1        761.1
                                                                                                           -------      -------
TOTAL................................                                                                      7,891.9      7,918.1

PRINCIPAL (NOTIONAL) AMOUNT
INTEREST RATE -- DECEMBER 31, 2001

                                                            EXPECTED MATURITY DATE
                                                              (EUROS IN MILLIONS)                                      FAIR VALUE
                                       -----------------------------------------------------------------              DECEMBER 31,
                                         2002       2003       2004       2005       2006     THEREAFTER    TOTAL         2001
                                       --------   --------   --------   --------   --------   ----------   --------   ------------
DEBT, INCLUDING CURRENT PORTION

U.S. DOLLAR (USD)
Fixed rate...........................   291.9       46.9         --          --        --        28.3        367.1        367.8
Weighted avg. interest rate (fixed)..    6.2%       8.2%         --          --        --        5.0%
Variable rate........................    44.6       75.5       21.3        12.4        --       282.2        436.0        436.0
Interest rate (variable).............    3.7%       3.5%       3.5%        3.4%                  1.9%
SUBTOTAL.............................                                                                        803.1        803.8

EURO (EUR)
Fixed rate...........................    11.4        1.0        2.6     1,250.2       0.3        11.6      1,277.1      1,318.1
Weighted avg. interest rate (fixed)..    4.7%       6.7%       4.4%        5.6%      5.1%        3.8%
Variable rate........................     5.7       16.2       14.2        16.0      55.3         1.0        108.4        108.4
Interest rate (variable).............    3.5%       5.0%       5.0%        4.7%      5.0%        5.0%
SUBTOTAL.............................                                                                      1,385.5      1,426.5

CHINESE RENMINBI (CNY)
Fixed rate...........................   132.1         --         --          --        --          --        132.1        132.1
Weighted avg. interest rate (fixed)..    5.1%         --         --          --        --          --
Variable rate........................     4.1       20.6         --          --        --          --         24.7         24.7
Interest rate (variable).............    6.0%       5.9%         --          --        --          --
SUBTOTAL.............................                                                                        156.8        156.8

OTHER CURRENCIES
Fixed rate...........................    53.0       12.5       14.2        27.0        --          --        106.7        106.7
Weighted avg. interest rate (fixed)..   18.0%       7.9%      10.7%        7.0%        --          --
Variable rate........................   366.6       11.3        3.2          --       1.8          --        382.9        382.9
Interest rate (variable).............    9.6%      13.4%       5.8%          --      3.2%          --
SUBTOTAL.............................                                                                        489.6        489.6
                                                                                                           -------      -------
TOTAL................................                                                                      2,835.0      2,876.7

    Fixed rate euro debt due in 2005 includes the 5.75% Euro Bond issued by BASF Aktiengesellschaft in 2000 with an amount of E1,250 million.

    Other currencies at December 31, 2001, in which BASF has issued debt are primarily the Korean won, the Malaysian ringgit and the Brazilian real.

    The following information on derivatives is presented in euro equivalents, which is BASF's reporting currency. The instruments' actual cash flows are denominated in the currencies noted parenthetically.

INTEREST RATE SWAPS -- DECEMBER 31, 2000

                                                            EXPECTED MATURITY DATE
                                                              (EUROS IN MILLIONS)
                                       -----------------------------------------------------------------    TOTAL
                                         2001       2002       2003       2004       2005     THEREAFTER    AMOUNT    FAIR VALUE
                                       --------   --------   --------   --------   --------   ----------   --------   ----------
EURO (EUR)
Payer swap...........................                                       18                                18         0.22
Weighted to average pay rate
  (fixed)............................                                     4.4%
Weighted average receive rate
  (variable).........................                                     4.8%

U.S. DOLLAR (USD)
Payer swap...........................                            18                                           18        (0.09)
Weighted to average pay rate
  (fixed)............................                          6.3%
Weighted average receive rate
  (variable).........................                          5.9%

INTEREST RATE SWAPS -- DECEMBER 31, 2001

                                                            EXPECTED MATURITY DATE
                                                              (EUROS IN MILLIONS)
                                       -----------------------------------------------------------------    TOTAL
                                         2002       2003       2004       2005       2006     THEREAFTER    AMOUNT    FAIR VALUE
                                       --------   --------   --------   --------   --------   ----------   --------   ----------
U.S. DOLLAR (USD)
Payer swap...........................                 15                                                      15        (0.40)
Weighted to average pay rate
  (fixed)............................               6.3%
Weighted average receive rate
  (variable).........................               2.9%

    The total volume of interest rate swaps decreased from E36 million in 2000 to E15 million in 2001.

INTEREST RATE AND CROSS CURRENCY SWAPS -- DECEMBER 31, 2000

                                                            EXPECTED MATURITY DATE
                                                     (NOTIONAL AMOUNTS, EUROS IN MILLIONS)
                                       -----------------------------------------------------------------    TOTAL
                                         2001       2002       2003       2004       2005     THEREAFTER    AMOUNT    FAIR VALUE
                                       --------   --------   --------   --------   --------   ----------   --------   ----------
U.S. DOLLAR (USD)/GERMAN MARK (DEM)
Amount payable on maturity (USD).....                                                               56          56
Amount receivable on maturity
  (DEM)..............................                                                               45          45       (6.29)
Weighted average pay rate (fixed,
  USD)...............................                                                             n.a.(1)
Weighted average receive rate (fixed,
  DEM)...............................                                                             n.a.(1)

                                                            EXPECTED MATURITY DATE
                                                     (NOTIONAL AMOUNTS, EUROS IN MILLIONS)
                                       -----------------------------------------------------------------    TOTAL
                                         2001       2002       2003       2004       2005     THEREAFTER    AMOUNT    FAIR VALUE
                                       --------   --------   --------   --------   --------   ----------   --------   ----------
Amount payable on maturity (USD).....                215        215                   301           65         796
Amount receivable on maturity
  (DEM)..............................                141        159                   254           55         609     (215.69)
Weighted average pay rate (fixed,
  USD)...............................               7.6%       6.7%                  4.9%(2)      9.6%
Weighted average receive rate
  (variable, DEM)....................               4.7%       4.8%                  5.4%         5.1%
Amount payable on maturity (USD).....      12         41                                                        53
Amount receivable on maturity
  (DEM)..............................      10         36                                                        46       (7.02)
Weighted average pay rate (variable,
  USD)...............................    6.3%       6.0%
Weighted average receive rate
  (variable, DEM)....................    4.9%       5.0%

U.S. DOLLAR (USD)/EURO (EUR)
Amount payable on maturity (USD).....                           108                                            108
Amount receivable on maturity
  (EUR)..............................                           117                                            117        9.07
Weighted average pay rate (variable,
  USD)...............................                          6.8%
Weighted average receive rate
  (variable, EUR)....................                          5.8%
Amount payable on maturity (USD).....                215        215        430        107          967       1,934
Amount receivable on maturity
  (EUR)..............................                224        209        407        103          919       1,862     (152.60)
Weighted average pay rate (fixed,
  USD)...............................               7.3%       7.6%       6.1%       7.4%         7.3%
Weighted average receive rate
  (variable, EUR)....................               4.7%       4.9%       3.6%       4.9%         5.2%
DUTCH GUILDER (NLG)/GERMAN MARK (DEM)
Amount payable on maturity (NLG).....                  3                                                         3
Amount receivable on maturity
  (DEM)..............................                  3                                                         3       (0.04)
Weighted average pay rate (fixed,
  NLG)...............................               6.0%
Weighted average receive rate
  (variable, DEM)....................               4.7%

                                                            EXPECTED MATURITY DATE
                                                     (NOTIONAL AMOUNTS, EUROS IN MILLIONS)
                                       -----------------------------------------------------------------    TOTAL
                                         2001       2002       2003       2004       2005     THEREAFTER    AMOUNT    FAIR VALUE
                                       --------   --------   --------   --------   --------   ----------   --------   ----------
JAPANESE YEN (JPY)/GERMAN MARK (DEM)
Amount payable on maturity (JPY).....       0(3)                                                                 0
Amount receivable on maturity
  (DEM)..............................       0(3)                                                                 0       (0.09)
Weighted average pay rate (fixed,
  JPY)...............................    2.4%
Weighted average receive rate
  (variable, DEM)....................    4.7%

JAPANESE YEN (JPY)/EURO (EUR)
Amount payable on maturity (JPY).....       1                    30          3                                  34
Amount receivable on maturity
  (EUR)..............................       1                    34          3                                  38        3.36
Weighted average pay rate (fixed,
  JPY)...............................    2.6%                  1.3%       0.7%
Weighted average receive rate
  (variable, EUR)....................    4.7%                  4.8%       4.8%

CANADIAN DOLLAR (CAD)/GERMAN MARK
  (DEM)
Amount payable on maturity (CAD).....      14                                                                   14
Amount receivable on maturity
  (DEM)..............................      11                                                                   11       (3.52)
Weighted average pay rate (fixed,
  CAD)...............................    6.9%
Weighted average receive rate
  (variable, DEM)....................    4.7%

BRAZILIAN REAL (BRL)/U.S. DOLLAR
  (USD)
Amount payable on maturity (BRL).....      10                                                                   10
Amount receivable on maturity
  (USD)..............................      11                                                                   11        0.40
Weighted average pay rate (fixed,
  BRL)...............................    1.8%
Weighted average receive rate (fixed,
  USD)...............................      0%(4)
Amount payable on maturity (BRL).....      69                                                                   69
Amount receivable on maturity
  (USD)..............................      75                                                                   75        2.99
Weighted average pay rate (variable,
  BRL)...............................    1.8%
Weighted average receive rate (fixed
  USD)...............................      0%(4)

SPANISH PESETA (ESP)/GERMAN MARK
  (DEM)
Amount payable on maturity (ESP).....                 24                                                        24
Amount receivable on maturity
  (DEM)..............................                 24                                                        24       (0.17)
Weighted average pay rate (fixed,
  ESP)...............................               5.5%
Weighted average receive rate
  (variable DEM).....................               4.7%

                                                      EXPECTED MATURITY DATE
                                              (NOTIONAL AMOUNTS, EUROS IN MILLIONS)
                                       ----------------------------------------------------
                                         2001       2002       2003       2004       2005     THEREAFTER   TOTAL AMOUNT   FAIR VALUE
                                       --------   --------   --------   --------   --------   ----------   ------------   ----------
U.S. DOLLAR (USD)/KOREAN WON (KRW)
Amount payable on maturity (KRW).....                           102                                            102
Amount receivable on maturity
  (USD)..............................                           108                                            108           3.37
Weighted average pay rate (fixed,
  KRW)...............................                          8.1%
Weighted average receive rate
  (variable USD).....................                          7.7%

------------------

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

INTEREST RATE AND CROSS CURRENCY SWAPS -- DECEMBER 31, 2001

                                                      EXPECTED MATURITY DATE
                                              (NOTIONAL AMOUNTS, EUROS IN MILLIONS)
                                       ----------------------------------------------------
                                         2002       2003       2004       2005       2006     THEREAFTER   TOTAL AMOUNT   FAIR VALUE
                                       --------   --------   --------   --------   --------   ----------   ------------   ----------
U.S. DOLLAR (USD)/GERMAN MARK (DEM)
Amount payable on maturity (USD).....                                                              41            41
Amount receivable on maturity
  (DEM)..............................                                                              40            40          (8.50)
Weighted average pay rate (fixed,
  USD)...............................                                                            n.a.(1)
Weighted average receive rate (fixed,
  DEM)...............................                                                            n.a.(1)
Amount payable on maturity (USD).....     154        159                   252(2)      55                       620
Amount receivable on maturity
  (DEM)..............................     243        227                   316         68                       854        (276.44)
Weighted average pay rate (fixed,
  USD)...............................    7.4%       6.7%                  9.7%       9.6%
Weighted average receive rate
  (variable, DEM)....................    3.8%       3.3%                  4.4%       7.6%

U.S. DOLLAR (USD)/EURO (EUR)
Amount payable on maturity (USD).....     224        490        407        103        290         629         2,143
Amount receivable on maturity
  (EUR)..............................     227        510        454        113        340         681         2,325        (324.07)
Weighted average pay rate (fixed,
  USD)...............................    7.3%       6.3%       6.7%       7.4%       6.5%        7.7%
Weighted average receive rate
  (variable, EUR)....................    3.6%       4.3%       3.6%       3.6%       3.5%        3.8%

                                                      EXPECTED MATURITY DATE
                                              (NOTIONAL AMOUNTS, EUROS IN MILLIONS)
                                       ----------------------------------------------------
                                         2002       2003       2004       2005       2006     THEREAFTER   TOTAL AMOUNT   FAIR VALUE
                                       --------   --------   --------   --------   --------   ----------   ------------   ----------
DUTCH GUILDER (NLG)/GERMAN MARK (DEM)
Amount payable on maturity (NLG).....       3                                                                     3
Amount receivable on maturity
  (DEM)..............................       3                                                                     3          (0.67)
Weighted average pay rate (fixed,
  NLG)...............................    6.0%
Weighted average receive rate
  (variable, DEM)....................    4.5%

JAPANESE YEN (JPY)/EURO (EUR)
Amount payable on maturity (JPY).....                 34          2                                              36
Amount receivable on maturity
  (EUR)..............................                 28          2                                              30           5.89
Weighted average pay rate (fixed,
  JPY)...............................               1.3%       0.7%
Weighted average receive rate
  (variable, EUR)....................               4.0%       3.9%

SPANISH PESETA (ESP)/GERMAN MARK
  (DEM)
Amount payable on maturity (ESP).....      24                                                                    24
Amount receivable on maturity
  (DEM)..............................      24                                                                    24          (0.17)
Weighted average pay rate (fixed,
  ESP)...............................    5.6%
Weighted average receive rate
  (variable DEM).....................    4.8%

U.S. DOLLAR (USD)/KOREAN WON (KRW)
Amount payable on maturity (KRW).....                114        100                                             214
Amount receivable on maturity
  (USD)..............................                114        102                                             216          13.04
Weighted average pay rate (fixed,
  KRW)...............................               8.1%       6.0%
Weighted average receive rate
  (variable USD).....................               4.5%       5.0%

---------------

(1) Amounts stated under USD/DEM-fixed/fixed in the column "Thereafter" represent two swaps with predefined cashflows. Respective interest rates have not been agreed upon by the parties.

(2) Total Amount of USD/DEM-fixed/variable includes a swap of $78.3 million with a stepped interest rate beginning at 9.5% and ending at 19.5% p.a.

    The total volume of interest rate and cross currency swaps increased from E2,977 million to E3,081 million as of December 31, 2001 due to new intercompany loans requiring hedges of the intendant foreign exchange risk. The total fair value of the swaps changed from E(366) million in 2000 to E(591) million as of December 31, 2001 mainly due to the rise in the exchange rate of the U.S. dollar versus the euro and the decrease in U.S. fixed interest rates.

    OTHER DERIVATIVES -- DECEMBER 31, 2000

                                                      EXPECTED MATURITY DATE
                                                   (NOTIONAL AMOUNTS, EUROS IN
                                                            MILLIONS)
                                       ----------------------------------------------------
                                         2001       2002       2003       2004       2005     THEREAFTER   TOTAL AMOUNT   FAIR VALUE
                                       --------   --------   --------   --------   --------   ----------   ------------   ----------
Equity index swap(1).................                 26                                                        26           10.10
Weighted average pay rate
  (variable).........................               4.7%
Weighted average receive rate
  (variable).........................               n.a.

------------------

(1) Represents an index swap to create synthetic share investments with a guarantee of the capital invested.

    OTHER DERIVATIVES -- DECEMBER 31, 2001

                                                      EXPECTED MATURITY DATE
                                                   (NOTIONAL AMOUNTS, EUROS IN
                                                            MILLIONS)
                                       ----------------------------------------------------
                                         2002       2003       2004       2005       2006     THEREAFTER   TOTAL AMOUNT   FAIR VALUE
                                       --------   --------   --------   --------   --------   ----------   ------------   ----------
Equity index swap(1).................      26                                                                   26           5.06
Weighted average pay rate
  (variable).........................    3.3%
Weighted average receive rate
  (variable).........................    n.a.

---------------

(1) Represents an index swap to create synthetic share investments with a guarantee of the capital invested.

FOREIGN EXCHANGE RISK MANAGEMENT

    The principal derivative financial instruments used by BASF to hedge foreign currency exposures resulting from trade receivables, trade payables and commercial paper denominated in foreign currency are forward foreign exchange contracts and currency options. In 2001, transactions in these hedging instruments were primarily aimed at hedging the exchange rate risk arising from the U.S. dollar, the Canadian dollar, the Australian dollar, the British pound, the Mexican peso, the Swiss franc, the Japanese yen and the Singapore dollar.

    As of December 31, 2000, the company had entered into foreign exchange forward contracts and currency options related to the foreign exchange exposure arising from the sale of BASF's pharmaceutical business in U.S. dollars with a nominal volume of $4.0 billion. For additional information on the sale of the pharmaceuticals business, see Note 3 to the Consolidated Financial Statements in
Item 18.

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

    FOREIGN CURRENCY FORWARD CONTRACTS -- DECEMBER 31, 2000(1)

                                                                   WEIGHTED AVERAGE
                                               CONTRACT AMOUNT         FORWARD            FAIR VALUE
                                             (EUROS IN MILLIONS)    EXCHANGE RATE     (EUROS IN MILLIONS)
                                             -------------------   ----------------   -------------------
EURO (EUR)
Sale Australian dollar (AUD)...............           45.6                1.62                 1.59
Sale Canadian dollar (CAD).................           35.5                1.41                (0.24)
Sale Danish krona (DKK)....................            6.1                7.46                 0.00
Sale British pound (GBP)...................          216.5                0.61                 5.00
Sale Japanese yen (JPY)....................           92.1               93.96                10.39
Sale New Zealand dollar (NZD)..............            1.9                2.11                 0.01
Sale Swedish krona (SEK)...................            2.2                8.43                 0.09
Sale Singapore dollar (SGD)................           59.9                1.97               (15.22)
Sale U.S. dollar (USD).....................        5,701.2                0.90               223.44
Sale Mexican peso (MXN)....................          126.9                9.91                (6.97)
Purchase U.S. dollar (USD).................        4,004.2                0.88              (223.25)
Purchase Canadian dollar (CAD).............           18.2                1.38                (0.21)
Purchase Swiss francs (CHF)................           19.9                1.51                (0.08)
Purchase British pound (GBP)...............           70.8                0.61                (2.07)
Purchase Japanese yen (JPY)................            9.9              104.29                (0.07)
Purchase Mexican peso (MXN)................            6.3                8.95                 0.01

GERMAN MARK (DEM)
Sale Indian rupee (INR)....................            0.1               21.15                 0.01
Sale Malaysian ringgit (MYR)...............            0.2                1.66                (0.02)
Sale Australian dollar (AUD)...............            1.3                1.20                 0.05

U.S. DOLLAR (USD)
Sale Australian dollar (AUD)...............            5.5                0.55                 0.04
Sale Chinese renminbi (CNY)................            2.0                8.23                 0.01
Sale Mexican peso (MXP)....................          130.6               11.09               (11.30)
Sale Indonesian rupia (IDR)................            1.1                7.65                 0.20
Sale Argentine peso (ARS)..................           49.0                1.01                 0.20
Sale Taiwan dollar (TWD)...................           18.8               32.03                 0.50
Sale Indian rupee (INR)....................            2.0               47.23                 0.00
Sale Malaysian ringgit (MYR)...............            1.0                3.75                (0.01)
Purchase Philippine peso (PhP).............            1.0               50.91                 0.01

SINGAPORE DOLLAR (SGD)
Sale Malaysian ringgit (MYR)...............            0.2                2.19                (0.02)

---------------

(1) All maturing in 2001 except for E24.7 million in 2002, E139.9 million in 2003, E92.8 million in 2004, E32.0 million in 2005 and E43.5 million thereafter.

FOREIGN CURRENCY FORWARD CONTRACTS -- DECEMBER 31, 2001(1)

                                                                   WEIGHTED AVERAGE
                                               CONTRACT AMOUNT         FORWARD            FAIR VALUE
                                             (EUROS IN MILLIONS)    EXCHANGE RATE     (EUROS IN MILLIONS)
                                             -------------------   ----------------   -------------------
EURO (EUR)
Sale Australian dollar (AUD)...............           49.5                   1.77            (1.28)
Sale Canadian dollar (CAD).................           28.4                   1.41            (0.06)
Sale Danish krona (DKK)....................           27.3                   7.45             0.00(2)
Sale British pound (GBP)...................          190.9                   0.62            (2.26)
Sale Japanese yen (JPY)....................          213.0                 107.85            12.61
Sale New Zealand dollar (NZD)..............            1.6                   2.15            (0.01)
Sale Swedish krona (SEK)...................            2.0                   9.44            (0.02)
Sale Turkish lira (TRL)....................            2.9           1,403,000.00            (0.13)
Sale Polish zlotys (PLN)...................            1.5                   3.76            (0.08)
Sale Singapore dollar (SGD)................           55.8                   2.01           (12.91)
Sale Malaysian ringgit (MYR)...............            1.5                   3.37            (0.01)
Sale Thai baht (THB).......................           15.1                  39.38            (0.16)
Sale U.S. dollar (USD).....................        3,077.6                   0.90           (70.79)
Sale Swiss francs (CHF)....................           21.1                   1.47            (0.18)
Sale South African rand (ZAR)..............           17.4                   8.82             3.05
Purchase U.S. dollar (USD).................          537.0                   0.93            12.51
Purchase Singapore dollar (SGD)............           21.8                   1.66             0.38

U.S. DOLLAR (USD)
Sale Australian dollar (AUD)...............            0.4                   0.52             0.01
Sale Mexican peso (MXP)....................          113.4                   9.92            (4.91)
Sale Singapore dollar (SGD)................            7.9                   1.79             0.23
Sale South African rand (ZAR)..............            6.9                  10.08             1.21
Sale Brazilian real (BRL)..................          587.6                   2.56           (62.94)
Sale Taiwan dollar (TWD)...................           21.7                  34.68             0.22
Sale Thai baht (THB).......................            9.7                  44.66            (0.05)
Sale Indian rupee (INR)....................           23.3                  51.52             0.01
Sale Malaysian ringgit (MYR)...............            3.3                   3.80             0.00(2)
Purchase Colombian peso (COP)..............            2.6               2,547.15            (0.15)
Purchase Philippine peso (PhP).............            1.6                  52.73             0.02

SINGAPORE DOLLAR (SGD)
Sale Malaysian ringgit (MYR)...............            0.1                   2.07             0.00(2)
Sale Japanese yen (JPY)....................            8.7                  69.76             0.11

---------------

(1) All maturing in 2002 except of E615.7 million in 2003-2005 and E110.2 million after 2005.

(2) The Fair Value of this contract is less than E0.01 million.

    The total volume of forward currency contracts decreased from E10,630 million in 2000 to E5,052 million as of December 31, 2001 due to the expiry of contracts entered into to hedge the foreign exchange risk inherent firstly in the denomination of the sale price for BASF's pharmaceutical business in U.S. dollars and secondly in U.S. dollar denominated commercial paper, which was repaid during 2001. The total fair value of the outstanding forward contracts worsened from E(18) million at December 31, 2000 to E(126) million as of December 31, 2001 mainly due to the rise of the U.S. dollar versus the euro and the decline of the U.S. dollar versus the Brazilian real.

FOREIGN CURRENCY OPTIONS -- DECEMBER 31, 2000 (ALL MATURING IN 2001)

                                              CONTRACT AMOUNT      WEIGHTED AVERAGE         FAIR VALUE
                                            (EUROS IN MILLIONS)   OPTION STRIKE PRICE   (EUROS IN MILLIONS)
                                            -------------------   -------------------   -------------------
Japanese yen (JPY) put (buy)/euro (EUR)
  call....................................            78                 95.74                   7.3
Japanese yen (JPY) call (sell)/euro (EUR)
  put.....................................            87                 86.47                  (0.3)
U.S. dollar (USD) put (buy)/euro (EUR)
  call....................................         2,116                  0.83                  71.8
U.S. dollar (USD) call (sell)/euro (EUR)
  put.....................................         1,940                  0.89                 (12.7)

FOREIGN CURRENCY OPTIONS -- DECEMBER 31, 2001 (ALL MATURING IN 2002)

                                              CONTRACT AMOUNT      WEIGHTED AVERAGE         FAIR VALUE
                                            (EUROS IN MILLIONS)   OPTION STRIKE PRICE   (EUROS IN MILLIONS)
                                            -------------------   -------------------   -------------------
Japanese yen (JPY) put (buy)/euro (EUR)
  call....................................           41                  98.28                 (0.2)
Japanese yen (JPY) call (sell)/euro (EUR)
  put.....................................           36                 109.02                  2.1
U.S. dollar (USD) put (buy)/euro (EUR)
  call....................................           38                   0.88                 (0.4)
U.S. dollar (USD) call (sell)/euro (EUR)
  put.....................................           38                   0.91                  0.0(1)

---------------

(1) The fair value of this contract is less than E0.1 million.

    The total volume of foreign currency options decreased from E4,221 million at December 31, 2000 to 153 million at December 31, 2001 due the expiry of foreign currency options entered into to hedge the foreign exchange exposure arising from the sale of BASF's pharmaceutical business in U.S. dollars. The total fair value of foreign currency options changed from E66 million to only E2 million due to the decline in the volume of outstanding options.

CROSS CURRENCY SWAPS -- DECEMBER 31, 2000

                                                             EXPECTED MATURITY DATE
                                                     (NOTIONAL AMOUNTS, EUROS IN MILLIONS)
                                       ------------------------------------------------------------------    TOTAL
                                         2001       2002       2003        2004       2005     THEREAFTER    AMOUNT    FAIR VALUE
                                       --------   --------   ---------   --------   --------   ----------   --------   ----------
PAYMENT OF U.S. DOLLAR (USD)
Notional amount......................       12        256          215                 301           121         905    (229.00)
Average contract rate German mark
  (DEM) per U.S. dollar (USD)........     1.82       1.45         1.56                1.77          1.73        1.63

PAYMENT OF U.S. DOLLAR (USD)
Notional amount......................                 215          323       430       107           967       2,042    (143.53)
Average contract rate U.S. dollar
  (USD) per euro (EUR)...............                0.89         0.92      0.98      0.97          0.98        0.96

PAYMENT OF DUTCH GUILDER (NLG)
Notional amount......................                   3                                                          3      (0.04)
Average contract rate German mark
  (DEM) for 100 Dutch guilder
  (NLG)..............................               89.29                                                      89.29

PAYMENT OF JAPANESE YEN (JPY)
Notional amount......................        0(1)                                                                  0      (0.09)
Average contract rate German mark for
  100 Japanese yen (JPY).............     1.49                                                                  1.49

PAYMENT OF JAPANESE YEN (JPY)
Notional amount......................        1                      30         3                                  34       3.36
Average contract rate Japanese yen
  per euro (EUR).....................   135.85                   94.60    129.30                               98.88

PAYMENT OF CANADIAN DOLLAR (CAD)
Notional amount......................       14                                                                    14      (3.52)
Average contract rate German mark
  (DEM) per Canadian dollar (CAD)....     1.08                                                                  1.08

PAYMENT OF BRAZILIAN REAL (BRL)
Notional amount......................       79                                                                    79       3.39
Average contract rate Brazilian real
  (BRL) per U. S. dollar (USD).......     1.79                                                                  1.79

PAYMENT OF SPANISH PESETA (ESP)
Notional amount......................                  24                                                         24      (0.17)
Average contract rate German mark
  (DEM) for 100 Spanish peseta
  (ESP)..............................                1.19                                                       1.19

PAYMENT OF KOREAN WON (KRW)..........
Notional amount......................                              102                                           102       3.37
Average contract rate Korean won per
  U.S. dollar (USD)..................                         1,201.00                                      1,201.00

---------------

(1) The notional amount of this contract is less than E1 million.

CROSS CURRENCY SWAPS -- DECEMBER 31, 2001

                                                            EXPECTED MATURITY DATE
                                                     (NOTIONAL AMOUNTS, EUROS IN MILLIONS)
                                       -----------------------------------------------------------------    TOTAL
                                         2002       2003       2004       2005       2006     THEREAFTER    AMOUNT    FAIR VALUE
                                       --------   --------   --------   --------   --------   ----------   --------   ----------
PAYMENT OF U.S. DOLLAR (USD)
Notional amount......................     154          159                 252         55          41           661    (284.94)
Average contract rate German mark
  (DEM) per U.S. dollar (USD)........    1.41         1.56                1.77       1.78        2.31          1.64

PAYMENT OF U.S. DOLLAR (USD)
Notional amount......................     224          490        407      103        290         629         2,143    (324.07)
Average contract rate U.S. dollar
  (USD) per euro (EUR)...............    0.89         0.92       0.98     0.97       1.03        0.95          0.96

PAYMENT OF DUTCH GUILDER (NLG)
Notional amount......................       3                                                                     3      (0.67)
Average contract rate German mark
  (DEM) for 100 Dutch guilder
  (NLG)..............................   89.29                                                                 89.29

PAYMENT OF JAPANESE YEN (JPY)
Notional amount......................                   34          2                                            36       5.89
Average contract rate Japanese yen
  per euro (EUR).....................                94.60     107.75                                         95.43

PAYMENT OF SPANISH PESETA (ESP)
Notional amount......................      24                                                                    24      (0.17)
Average contract rate German mark
  (DEM) for 100 Spanish peseta
  (ESP)..............................    1.19                                                                  1.19

PAYMENT OF KOREAN WON (KRW)
Notional amount......................                  114        100                                           214      13.04
Average contract rate Korean won per
  U.S. dollar (USD)..................             1,201.00   1,289.78                                      1,243.06

    The total volume of cross currency swaps increased from E2,977 million to E3,081 million as of December 31, 2001 due to new intercompany loans requiring hedges of the intendant foreign exchange risk. The total fair value of the swaps changed from E(366) million in 2000 to E(591) million as of December 31, 2001 mainly due to the rise in the exchange rate of the U.S. dollar versus the euro and the decrease in U.S. fixed interest rates.

MARKETABLE SECURITIES

    As of December 31, 2001, BASF owned debt and equity securities which are exposed to price changes. These financial instruments are used as profitable investments of BASF's cash surplus and are not held for trading purposes. All securities are quoted on stock exchanges, and the funds have readily determinable market prices. The securities are reflected in the U.S. GAAP reconciliation at their fair value of E629.2 million, which includes unrealized gains of E246.3 million. See Note 18 to the Consolidated Financial Statements in
Item 18 for further information. BASF carefully monitors developments in the financial markets.

    In addition, BASF entered into a swap contract for which BASF pays a quarterly variable rate and receives a positive equity index performance (for details see the "Other Derivatives" table above in "Interest Rate Risk Management"). Such a swap was concluded to synthetically create an equity investment using the variable interest payments from liquid funds. While BASF is obliged to pay on a quarterly basis a variable interest rate, the payments of the counterparties are dependent on the DAX-Index development during the stipulated term. However, a special provision insures that negative DAX-Index performance is not required to be reimbursed. Therefore the maximum equity exposure is a zero payment from the counterparties. The fair value of the DAX-Libor-Swap was E5.0 million as of December 31, 2001.

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

    - Naphtha

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

                                    PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

    None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

    Not applicable.

ITEM 15    [RESERVED]

ITEM 16.    [RESERVED]

                 (This page has been left blank intentionally.)

                                    PART III

ITEM 17.    FINANCIAL STATEMENTS

    Not applicable.

ITEM 18    FINANCIAL STATEMENTS

    The following Consolidated Financial Statements, together with the report of Deloitte & Touche GmbH thereon, are filed as part of this Annual Report.

                                                                PAGE
                                                              --------
  Report of Independent Accountants.........................    F-1

  Consolidated Financial Statements

    Consolidated Statements of Income for the years ended
     December 31, 2001, 2000 and 1999.......................    F-2

    Consolidated Balance Sheets at December 31, 2001 and
     2000...................................................    F-3

    Consolidated Statements of Cash Flows for the years
     ended December 31, 2001, 2000 and 1999.................    F-4

    Consolidated Statements of Stockholders' Equity for the
     years ended December 31, 2001, 2000 and 1999...........    F-5

    Notes to the Consolidated Financial Statements..........    F-6

                       REPORT OF INDEPENDENT ACCOUNTANTS

    We have audited the accompanying consolidated balance sheets of BASF Aktiengesellschaft and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, such Consolidated Financial Statements present fairly, in all material respects, the financial position of BASF Aktiengesellschaft and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in Germany.

    As discussed in Note 2 to the Consolidated Financial Statements, the Company changed its method of accounting for tax loss carryforwards in 2001.

    Application of accounting principles generally accepted in the United States of America would have affected stockholders' equity as of December 31, 2001 and 2000 and net income for each of the three years in the period ended
December 31, 2001 to the extent summarized in Note 4 to the Consolidated Financial Statements.

Frankfurt am Main,
March 1, 2002
Deloitte & Touche GmbH
Wirtschaftsprufungsgesellschaft


Professor Dr. Emmerich                         Bukowski
Wirtschaftsprufer                              Wirtschaftsprufer

                                   BASF GROUP

                       CONSOLIDATED STATEMENTS OF INCOME
            (EUROS AND DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)

                                                                        YEAR ENDED DECEMBER 31,
                                                    ---------------------------------------------------------------
                                           NOTE       2001           2001              2000              1999
                                         --------   ---------   ---------------   ---------------   ---------------
Sales..................................             $29,166.8   E      32,768.0   E      36,205.1   E      31,318.2
Natural gas taxes......................                (238.9)           (268.4)           (259.4)         (1,845.5)*
                                                    ---------   ---------------   ---------------   ---------------
SALES, NET OF NATURAL GAS TAXES........      5       28,927.9          32,499.6          35,945.7          29,472.7
Cost of sales..........................             (19,749.4)        (22,187.8)        (23,255.1)        (18,391.3)
                                                    ---------   ---------------   ---------------   ---------------
GROSS PROFIT ON SALES..................               9,178.5          10,311.8          12,690.6          11,081.4
Selling expenses.......................              (4,578.3)         (5,143.6)         (5,786.5)         (5,279.9)
General and administrative expenses....                (586.8)           (659.3)           (772.0)           (677.0)
Research and development expenses......              (1,110.0)         (1,247.1)         (1,525.8)         (1,333.0)
Other operating income.................      6          784.6             881.5           1,415.3             978.2
Other operating expenses...............      7       (2,604.8)         (2,926.4)         (2,951.9)         (2,761.0)
                                                    ---------   ---------------   ---------------   ---------------
INCOME FROM OPERATIONS.................               1,083.2           1,216.9           3,069.7           2,008.7
                                                    ---------   ---------------   ---------------   ---------------
Expense/income from financial assets...                (186.3)           (209.3)            (31.0)            727.4
Write-downs of, and losses from,
  retirement of financial assets as
  well as securities held as current
  assets...............................                 (20.2)            (22.7)             (6.8)            (22.2)
Interest result........................                (334.9)           (376.2)           (204.5)           (108.4)
                                                    ---------   ---------------   ---------------   ---------------
FINANCIAL RESULT.......................      8         (541.4)           (608.2)           (242.3)            596.8
                                                    ---------   ---------------   ---------------   ---------------
INCOME FROM ORDINARY ACTIVITIES........                 541.8             608.7           2,827.4           2,605.5
Extraordinary income...................      9        5,448.1           6,120.8                --                --
INCOME BEFORE TAXES AND MINORITY
  INTERESTS............................               5,989.9           6,729.5           2,827.4           2,605.5
Effect of the change in accounting
  principles for deferred taxes........      2           45.0              50.6
Income taxes...........................     10         (849.6)           (954.5)         (1,545.0)         (1,360.8)
                                                    ---------   ---------------   ---------------   ---------------
INCOME BEFORE MINORITY INTERESTS.......               5,185.3           5,825.6           1,282.4           1,244.7
Minority interests.....................     11          (29.0)            (32.6)             42.6               7.9
                                                    ---------   ---------------   ---------------   ---------------
NET INCOME.............................             $ 5,214.3   E       5,858.2   E       1,239.8   E       1,236.8
                                                    ---------   ---------------   ---------------   ---------------
EARNINGS PER SHARE.....................             $    8.65   E          9.72   E          2.02   E          2.00

---------------

*   1999 including petroleum taxes

Solely for the convenience of the reader, the 2001 financial information has been translated into U.S. dollars using the December 31, 2001 noon buying rate of the Federal Reserve Bank of New York of $0.8901 = E1.00.

  The accompanying Notes are an integral part of these Consolidated Financial
                                  Statements.

                                   BASF GROUP

                          CONSOLIDATED BALANCE SHEETS
                        (EUROS AND DOLLARS IN MILLIONS)

                                                                                       AT DECEMBER 31,
                                                                         -------------------------------------------
                                                                NOTE       2001           2001             2000
                                                              --------   ---------   --------------   --------------
ASSETS
Intangible assets...........................................     13      $ 3,509.4   E      3,942.7   E      4,538.2
Property, plant and equipment...............................     14       12,630.3         14,189.8         13,640.6
Financial assets............................................     15        2,991.4          3,360.7          3,589.7
                                                                         ---------   --------------   --------------
FIXED ASSETS................................................              19,131.1         21,493.2         21,768.5
                                                                         ---------   --------------   --------------
Inventories.................................................     16        4,456.6          5,006.8          5,211.6
Accounts receivable, trade..................................               5,229.8          5,875.5          6,067.6
Receivables from affiliated companies.......................                 562.5            631.9            916.9
Miscellaneous receivables and other assets..................               1,363.4          1,531.7          2,142.2
                                                                         ---------   --------------   --------------
Receivables and other assets................................     17        7,155.7          8,039.1          9,126.7
                                                                         ---------   --------------   --------------
Marketable securities.......................................     18          340.8            382.9            364.1
Cash and cash equivalents...................................                 320.3            359.9            505.5
                                                                         ---------   --------------   --------------
Liquid funds................................................                 661.1            742.8            869.6
                                                                         ---------   --------------   --------------
CURRENT ASSETS..............................................              12,273.4         13,788.7         15,207.9
                                                                         ---------   --------------   --------------
DEFERRED TAXES..............................................     10        1,221.7          1,372.5          1,270.5
PREPAID EXPENSES............................................     19          196.4            220.6            310.3
                                                                         ---------   --------------   --------------
TOTAL ASSETS................................................              32,822.6         36,875.0         38,557.2
                                                                         ---------   --------------   --------------
STOCKHOLDERS' EQUITY AND LIABILITIES
Subscribed capital..........................................     20        1,329.4          1,493.5          1,554.9
Capital surplus.............................................     20        2,593.7          2,913.9          2,745.7
Retained earnings...........................................     21       10,879.2         12,222.4          8,851.1
Currency translation adjustment.............................                 473.8            532.3            661.8
Minority interests..........................................     22          320.2            359.7            481.3
                                                                         ---------   --------------   --------------
STOCKHOLDERS' EQUITY........................................              15,596.3         17,521.8         14,294.8
                                                                         ---------   --------------   --------------
Provisions for pensions and similar obligations.............     23        3,518.3          3,952.7          4,228.3
Provisions for taxes........................................                 550.7            618.7            778.4
Other provisions............................................     24        4,957.5          5,569.6          4,536.8
                                                                         ---------   --------------   --------------
PROVISIONS..................................................               9,026.5         10,141.0          9,543.5
                                                                         ---------   --------------   --------------
Bonds and other liabilities to capital market...............     25        1,417.5          1,592.5          6,230.5
Liabilities to credit institutions..........................     25        1,105.9          1,242.5          1,661.4
Accounts payable, trade.....................................               2,195.9          2,467.0          2,848.1
Liabilities to affiliated companies.........................                 509.7            572.6            391.8
Miscellaneous liabilities...................................     25        2,658.0          2,986.2          3,190.1
                                                                         ---------   --------------   --------------
LIABILITIES.................................................               7,887.0          8,860.8         14,321.9
                                                                         ---------   --------------   --------------
DEFERRED INCOME.............................................                 312.8            351.4            397.0
                                                                         ---------   --------------   --------------
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES..................             $32,822.6   E     36,875.0   E     38,557.2
                                                                         ---------   --------------   --------------

---------------

Solely for the convenience of the reader, the 2001 financial information has been translated into U.S. dollars using the December 31, 2001 noon buying rate of the Federal Reserve Bank of New York of $0.8901 = E1.00.

  The accompanying Notes are an integral part of these Consolidated Financial
                                  Statements.

                                   BASF GROUP

                     CONSOLIDATED STATEMENTS OF CASH FLOWS*
                        (EUROS AND DOLLARS IN MILLIONS)

                                                                     YEAR ENDED DECEMBER 31,
                                                   ------------------------------------------------------------
                                                     2001           2001             2000             1999
                                                   ---------   --------------   --------------   --------------
Net income (excluding extraordinary income)......  $  (104.7)  E       (117.6)  E      1,239.8   E      1,236.8
Depreciation and amortization of fixed assets....    2,610.8          2,933.1          2,928.9          2,690.0
Changes in long-term provisions and other
  non-cash items.................................      314.1            352.9            343.8            162.6
(Gains) losses from disposal of fixed assets.....      (65.9)           (74.0)          (373.2)        (1,006.6)
Changes in inventories...........................       89.3            100.3           (676.0)          (218.5)
Changes in receivables...........................     (193.0)          (216.8)        (1,088.4)        (1,326.6)
Changes in other operating assets and
  liabilities....................................     (586.8)          (659.2)           617.0          1,717.3
                                                   ---------   --------------   --------------   --------------
CASH PROVIDED BY OPERATING ACTIVITIES............    2,063.8          2,318.7          2,991.9          3,255.0
                                                   ---------   --------------   --------------   --------------
Additions to tangible and intangible fixed
  assets.........................................   (2,501.7)        (2,810.6)        (2,905.9)        (2,938.7)
Additions to financial assets and securities.....     (659.1)          (740.5)          (839.6)          (877.7)
Payments related to acquisitions.................     (410.6)          (461.3)        (6,117.2)          (397.3)
Proceeds from divestitures.......................    6,678.8          7,503.4            304.9          1,093.5
Proceeds from the disposal of fixed assets and
  securities.....................................      559.5            628.6            727.8          1,021.7
                                                   ---------   --------------   --------------   --------------
CASH USED IN INVESTING ACTIVITIES................    3,666.9          4,119.6         (8,830.0)        (2,098.5)
                                                   ---------   --------------   --------------   --------------
Proceeds from capital increases..................      156.2            175.5             95.3             80.1
Share repurchase.................................   (1,156.6)        (1,299.4)          (699.8)          (255.6)
Proceeds from the addition of financial
  indebtedness...................................    1,583.9          1,779.5         11,238.9          2,350.9
Repayment of financial indebtedness..............   (5,404.6)        (6,071.9)        (4,579.4)        (2,446.2)
Dividends paid
- To shareholders of BASF Aktiengesellschaft.....   (1,080.7)        (1,214.1)          (694.7)          (692.8)
- To minority shareholders.......................      (46.4)           (52.2)           (52.8)            (4.7)
                                                   ---------   --------------   --------------   --------------
CASH USED IN FINANCING ACTIVITIES................   (5,948.2)        (6,682.6)         5,307.5           (968.3)
                                                   ---------   --------------   --------------   --------------
NET CHANGE IN CASH AND CASH EQUIVALENTS..........     (217.5)          (244.3)          (530.6)           188.2
                                                   ---------   --------------   --------------   --------------
Effects on cash and cash equivalents
- From foreign exchange rates....................        3.3              3.7             27.4             19.6
- From changes in scope of consolidation.........       84.6             95.0             18.5             25.5
Cash and cash equivalents as of beginning of
  year...........................................      449.9            505.5            990.2            756.9
                                                   ---------   --------------   --------------   --------------
CASH AND CASH EQUIVALENTS AS OF END OF YEAR......      320.3            359.9            505.5            990.2
                                                   ---------   --------------   --------------   --------------
Marketable securities............................      340.8            382.9            364.1            517.4
                                                   ---------   --------------   --------------   --------------
LIQUID FUNDS AS SHOWN ON THE BALANCE SHEET.......  $   661.1   E        742.8   E        869.6   E      1,507.6
                                                   ---------   --------------   --------------   --------------

---------------

* For other information regarding Consolidated Statements of Cash Flows, see explanations in Note 12.

Solely for the convenience of the reader, the 2001 financial information has been translated into U.S. dollars using the December 31, 2001 noon buying rate of the Federal Reserve Bank of New York of $0.8901 = E1.00

  The accompanying Notes are an integral part of these Consolidated Financial
                                  Statements.

                                   BASF GROUP

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                              (EUROS IN MILLIONS)

                                                 NUMBER OF
                                                SUBSCRIBED                                                       CURRENCY
                                                  SHARES       SUBSCRIBED        CAPITAL         RETAINED      TRANSLATION
2001                                            OUTSTANDING      CAPITAL         SURPLUS         EARNINGS       ADJUSTMENT
----                                            -----------   -------------   -------------   --------------   ------------
January 1, 2001...............................  607,399,370   E    1,554.9    E     2,745.7   E      8,851.1   E     661.8
Issuance of new shares from conditional
  capital through the exercise of warrants
  attached to the 1986/2001 3% U.S. Dollar
  Option Bond of BASF Finance Europe N.V......    6,777,000           17.4             89.4               --            --
Share buy-back and cancellation of own shares
  including own shares intended to be
  cancelled...................................  (30,775,000)         (78.8)            78.8         (1,299.5)           --
Dividends paid................................           --             --               --         (1,214.1)           --
Net income....................................           --             --               --          5,858.2            --
(Decrease)/increase of foreign currency
  translation adjustments.....................           --             --               --               --        (129.5)
Capital injection by minority interests.......           --             --               --               --            --
Changes in scope of consolidation and other
  changes.....................................           --             --               --             26.7            --
                                                -----------   -------------   -------------   --------------   ------------
December 31, 2001.............................  583,401,370   E    1,493.5    E     2,913.9   E     12,222.4   E     532.3
                                                -----------   -------------   -------------   --------------   ------------


                                                                   TOTAL
                                                  MINORITY     STOCKHOLDERS'
2001                                             INTERESTS         EQUITY
----                                            ------------   --------------
January 1, 2001...............................  E     481.3    E     14,294.8
Issuance of new shares from conditional
  capital through the exercise of warrants
  attached to the 1986/2001 3% U.S. Dollar
  Option Bond of BASF Finance Europe N.V......           --             106.8
Share buy-back and cancellation of own shares
  including own shares intended to be
  cancelled...................................           --          (1,299.5)
Dividends paid................................        (52.2)*        (1,266.3)
Net income....................................        (32.6)          5,825.6
(Decrease)/increase of foreign currency
  translation adjustments.....................           --            (129.5)
Capital injection by minority interests.......         68.8              68.8
Changes in scope of consolidation and other
  changes.....................................       (105.6)            (78.9)
                                                ------------   --------------
December 31, 2001.............................  E     359.7    E     17,521.8
                                                ------------   --------------

                                                  NUMBER OF
                                                 SUBSCRIBED                                                     CURRENCY
                                                   SHARES       SUBSCRIBED        CAPITAL        RETAINED      TRANSLATION
2000                                             OUTSTANDING      CAPITAL         SURPLUS        EARNINGS      ADJUSTMENT
----                                             -----------   -------------   -------------   -------------   -----------
January 1, 2000................................  620,984,640   E    1,589.7    E     2,675.2   E    9,001.7    E    549.3
Issuance of new shares from conditional capital
  through the exercise of warrants attached to
  the 1986/2001 3% U.S. Dollar Option Bond of
  BASF Finance Europe N.V......................    2,271,230            5.8             29.9             --            --
Share buy-back and cancellation of own
  shares.......................................  (15,856,500)         (40.6)            40.6         (699.8)           --
Dividends paid.................................           --             --               --         (694.7)           --
Net income.....................................           --             --               --        1,239.8            --
(Decrease)/increase of foreign currency
  translation adjustments......................           --             --               --             --         112.5
Capital injection by minority interests........           --             --               --             --            --
Changes in scope of consolidation and other
  changes......................................           --             --               --            4.1            --
                                                 -----------   -------------   -------------   -------------   -----------
December 31, 2000..............................  607,399,370   E    1,554.9    E     2,745.7   E    8,851.1    E    661.8
                                                 -----------   -------------   -------------   -------------   -----------


                                                                   TOTAL
                                                  MINORITY     STOCKHOLDERS'
2000                                              INTERESTS        EQUITY
----                                             -----------   --------------
January 1, 2000................................  E    329.3    E     14,145.2
Issuance of new shares from conditional capital
  through the exercise of warrants attached to
  the 1986/2001 3% U.S. Dollar Option Bond of
  BASF Finance Europe N.V......................          --              35.7
Share buy-back and cancellation of own
  shares.......................................          --            (699.8)
Dividends paid.................................       (52.8)*          (747.5)
Net income.....................................        42.6           1,282.4
(Decrease)/increase of foreign currency
  translation adjustments......................        (5.3)            107.2
Capital injection by minority interests........        59.5              59.5
Changes in scope of consolidation and other
  changes......................................       108.0             112.1
                                                 -----------   --------------
December 31, 2000..............................  E    481.3    E     14,294.8
                                                 -----------   --------------

                                                 NUMBER OF
                                                SUBSCRIBED                                                       CURRENCY
                                                  SHARES       SUBSCRIBED        CAPITAL         RETAINED      TRANSLATION
1999                                            OUTSTANDING      CAPITAL         SURPLUS         EARNINGS       ADJUSTMENT
----                                            -----------   -------------   -------------   --------------   ------------
January 1, 1999...............................  623,794,150   E    1,594.7    E     2,590.1   E      8,695.1   E      39.5
Issuance of new shares from conditional
  capital through the exercise of warrants
  attached to the 1986/2001 3% U.S. Dollar
  Option Bond of BASF Finance Europe N.V......    5,086,690           13.0             67.1               --            --
Share buy-back and cancellation of own
  shares......................................   (7,896,200)         (20.2)            20.2           (255.6)           --
Capital increase to reconcile nominal value of
  BASF Shares to E2.56 per share..............           --            2.2             (2.2)              --            --
Dividends paid................................           --             --               --           (692.8)           --
Net income....................................           --             --               --          1,236.8            --
Increase of foreign currency translation
  adjustments.................................           --             --               --               --         509.8
Changes in scope of consolidation and other
  changes.....................................           --             --               --             18.2            --
                                                -----------   -------------   -------------   --------------   ------------
December 31, 1999.............................  620,984,640   E    1,589.7    E     2,675.2   E      9,001.7   E     549.3
                                                -----------   -------------   -------------   --------------   ------------


                                                                   TOTAL
                                                  MINORITY     STOCKHOLDERS'
1999                                             INTERESTS         EQUITY
----                                            ------------   --------------
January 1, 1999...............................  E     330.7    E     13,250.1
Issuance of new shares from conditional
  capital through the exercise of warrants
  attached to the 1986/2001 3% U.S. Dollar
  Option Bond of BASF Finance Europe N.V......           --              80.1
Share buy-back and cancellation of own
  shares......................................           --            (255.6)
Capital increase to reconcile nominal value of
  BASF Shares to E2.56 per share..............           --                --
Dividends paid................................         (4.7)*          (697.5)
Net income....................................          7.9           1,244.7
Increase of foreign currency translation
  adjustments.................................         32.3             542.1
Changes in scope of consolidation and other
  changes.....................................        (36.9)            (18.7)
                                                ------------   --------------
December 31, 1999.............................  E     329.3    E     14,145.2
                                                ------------   --------------

---------------

*   Profit and loss transfers to minority interests

  The accompanying Notes are an integral part of these Consolidated Financial
                                    Statements.

                                   BASF GROUP

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF ACCOUNTING POLICIES

(A) BASIS OF PRESENTATION

    The Consolidated Financial Statements of BASF Aktiengesellschaft ("BASF" or "BASF Aktiengesellschaft") are based on the accounting and valuation principles of the German Commercial Code (HANDELSGESETZBUCH) and the German Stock Corporation Act (AKTIENGESETZ). The accounting principles conform to generally accepted accounting principles in the United States (U.S. GAAP) to the extent permissible under the German Commercial Code based on the accounting standards issued by the German Accounting Standard Committee (GASC). The reconciliation of remaining significant deviations to U.S. GAAP is described in Note 4 to these Consolidated Financial Statements.

    The translation of euros into U.S. dollars ($) has been made solely for the convenience of the reader at the noon buying rate of the Federal Reserve Bank of New York on December 31, 2001, which was $0.8901 = E1.00. No representation is made that such euro amounts could have been or could be converted into dollars at that or any other exchange rate on such date or any other dates.

(B) SCOPE OF CONSOLIDATION

    The Consolidated Financial Statements include BASF Aktiengesellschaft, the parent company, and all material subsidiaries in which BASF Aktiengesellschaft directly or indirectly exercises a majority of the voting rights or which are otherwise controlled by BASF Aktiengesellschaft (collectively, the "Company"). Furthermore, material 50% joint ventures are included on a proportional consolidation basis, with the exception of the joint venture Basell N.V. of BASF and Shell, which is accounted for using the equity-method. Basell N.V. largely operates independently and is not included in the planning and approval processes of BASF. Subsidiaries and joint ventures whose impact on the net worth, financial position and results of the Company is individually and in the aggregate immaterial, are excluded from the scope of consolidation.

    Consolidated companies and changes to the scope of consolidation:

                                                                2001       2000       1999
                                                              --------   --------   --------
Consolidated companies as of beginning of year..............    170        150        132
- Thereof proportional consolidation........................      6         16         17
First-time consolidations...................................     27         41         26
- Thereof proportional consolidation........................      5         --          2
Deconsolidations............................................     43         21          8
- Thereof proportional consolidation........................     --         10          3
Consolidated as of December 31..............................    154        170        150
                                                                ---        ---        ---
- Thereof proportional consolidation........................     11          6         16

    Generally, affiliated companies not consolidated due to immateriality, non-proportionally consolidated joint ventures and associated companies are accounted for using the equity method.

                                   BASF GROUP

Associated companies represent those entities where the Company has a participation of at least 20% and exercises a significant influence over the operating and financial policies.

                                                                2001       2000       1999
                                                              --------   --------   --------
Affiliated companies........................................     24         22         25
Joint ventures..............................................      1          3          7
Other associated companies..................................      3          3          3
                                                                 --         --         --
                                                                 28         28         35

    Major changes to the scope of consolidation, other than those relating to corporate structure, relate to the following:

2001:

    First-time consolidations comprise:

    - BASF SONATRACH Propanchem S.A., Tarragona, Spain, (BASF's share: 51%,
      SONATRACH: 49%), which constructs plants for propylene production.

    - Ellba Eastern Private Ltd., Singapore, our joint venture with Shell to produce styrene and propylene oxide.

    - BASF-YPC Company Ltd., Nanjing, China, our joint venture with SINOPEC to setup a petrochemical Verbund site in Nanjing, China.

    - BASF NOF Coatings Company Ltd., Tokyo, Japan, our joint venture with NOF, Tokyo, Japan, for the production and marketing of coatings, especially for the Japanese market.

    - BASF Styrenics Private Ltd., Mumbai, India, a producer of polystyrene, which was acquired at the end of 2000.

    - Another 22 subsidiaries, previously not consolidated, located in Turkey, Japan, China, Russia, Poland, Norway, Finland and other countries.

    Deconsolidations comprise:

    - 32 companies in the course of the sale of the pharmaceuticals and generics business;

    - 11 companies due to merger with other affiliates, liquidation or declining significance.

2000:

    First-time consolidations comprise:

    - BASF Coatings Ltd., Deeside, United Kingdom, a coil coatings manufacturer, acquired from Norsk Hydro in 1999.

    - BASF PETRONAS Chemicals Sdn. Bhd. (BASF's share: 60%, PETRONAS' share:
      40%) and BASF Services (Malaysia) Sdn. Bhd., Petaling Jaya, Malaysia, which operate the Verbund site in Kuantan, Malaysia.

                                   BASF GROUP

    - 22 subsidiaries from the crop protection business of American Home Products Corp. acquired in the middle of 2000; the major part of this business was directly acquired through asset purchases by consolidated subsidiaries of BASF.

    - Another 16 subsidiaries previously not consolidated.

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

                                   BASF GROUP

EFFECTS ON FINANCIAL STATEMENTS

    Changes in the scope of consolidation, acquisitions and divestitures had the following effects on the changes in the Consolidated Financial Statements:

                                        2001                        2000                       1999
                              -------------------------   -------------------------   -----------------------
                                                            (EUROS IN MILLIONS)
Fixed assets................  E       (522.6)   (2.4)%    E      5,140.7     32.0%    E      505.9     3.5%
Thereof property, plant and
  equipment.................           155.4       1.1             633.5       5.1           343.0      3.2
Inventories and
  receivables...............        (1,105.4)     (6.9)          1,357.5      10.9          (318.7)    (3.0)
Liquid funds................          (261.0)    (30.0)              4.6       0.3           711.1     47.3
                              --------------   -------    --------------    ------    ------------    -----
Assets......................  E     (1,889.0)   (4.9)%    E      6,502.8     21.7%    E      898.3     3.4%
                              --------------   -------    --------------    ------    ------------    -----
Stockholders' equity........         5,690.6      39.8             343.3       2.4           400.3      3.0
Financial liabilities.......        (5,654.2)    (71.6)          5,855.6     452.4           107.6      8.2
Other liabilities...........        (1,925.4)    (11.8)            303.9       2.1           390.4      3.2
                              --------------   -------    --------------    ------    ------------    -----
Stockholders' equity and
  liabilities...............  E     (1,889.0)   (4.9)%    E      6,502.8     21.7%    E      898.3     3.4%
                              --------------   -------    --------------    ------    ------------    -----
Sales.......................  E       (2,649)   (7.4)%    E         (702)   (2.4)%    E        869     3.1%
Thereof:
Acquisitions................           1,486                       1,056                       627
Divestitures................          (4,452)                     (1,919)                     (331)
Changes in scope of
  consolidation.............             317                         161                       573

SIGNIFICANT ACQUISITION

    On July 1, 2000, the Company acquired the worldwide crop protection business of American Home Products Corp. (AHP). This business manufactures a wide range of herbicides, insecticides, fungicides and biotechnology products for the professional and industrial markets around the world. It operates 14 production facilities for active ingredients and formulations worldwide.

    For accounting purposes, the acquisition has been treated as a purchase, and, accordingly, the results of operations of the acquired business are included in the accompanying financial statements beginning July 1, 2000. The Company has integrated this business into its Agricultural Products segment. Goodwill after allocation of the purchase price to identifiable assets and liabilities is amortized over 20 years on a straight-line basis.

    The following unaudited pro forma data summarize the results of operations for the years 2000 and 1999, as if the above acquisition had been completed as of the beginning of these periods. The pro forma data give effect to actual operating results prior to the acquisition, adjusted to include the pro forma effect of interest expense, amortization of intangibles and income taxes. The 2000 pro forma data include a one-time cost of E344 million related to the integration of the business. The pro forma results do not include any anticipated cost savings from the combination of the crop protection businesses of AHP and BASF. These pro forma amounts do not purport to be

                                   BASF GROUP
indicative of the results that would have actually been obtained if the acquisition occurred as of the beginning of the periods presented or that may be obtained in the future.

                                                                   2000             1999
                                                              --------------   --------------
Net sales...................................................  E     37,130.7   E     31,038.7
Income from operations......................................         3,381.7          2,062.7
Net income..................................................         1,351.8          1,118.8
Earnings per share (German GAAP)............................            2.20             1.81

    The effects on a pro forma basis of 2001 and 1999 acquisitions on net sales, net income and basic and diluted earnings per share were not material.

PROPORTIONAL CONSOLIDATION

    The Company accounts for its investments in 11 joint ventures (2000: 6, 1999: 16) using the proportional consolidation method, as permitted under German GAAP. Under U.S. GAAP, all investments in joint ventures must be accounted for using the equity method. The differences in accounting treatment between proportional consolidation and the equity method of accounting have no impact on reported stockholders' equity or net income. Rather, they relate solely to matters of classification and display. The United States Securities and Exchange Commission (SEC) permits the omission of such differences in classification and display in the reconciliation to U.S. GAAP appearing in Note 4.

    Condensed financial information relating to the Company's pro rata interest in joint ventures accounted for using the proportional consolidation method is as follows:

                                                                  AS OF DECEMBER 31,
                                                              ---------------------------
BALANCE SHEET INFORMATION                                         2001           2000
-------------------------                                     -------------   -----------
                                                                  (EUROS IN MILLIONS)
Fixed assets................................................  E       851.0   E     283.4
Current assets..............................................          679.0         408.2
                                                              -------------   -----------
Total assets................................................  E     1,530.0   E     691.6
                                                              -------------   -----------

Stockholders' equity........................................  E       459.4   E      71.8
Provisions..................................................          179.4         109.2
Liabilities.................................................          891.2         510.6
                                                              -------------   -----------
Total liabilities and stockholders' equity..................  E     1,530.0   E     691.6
                                                              -------------   -----------

                                                                    YEAR ENDED DECEMBER 31,
                                                         ---------------------------------------------
STATEMENT OF INCOME INFORMATION                              2001            2000            1999
-------------------------------                          -------------   -------------   -------------
                                                                      (EUROS IN MILLIONS)
Sales..................................................  E     1,809.4   E     2,732.3   E     1,885.7
Income from operations.................................           82.9           164.5           156.8
Net income.............................................           81.5           137.7           113.7

                                   BASF GROUP

                                                                     YEAR ENDED DECEMBER 31,
                                                             ----------------------------------------
CASH FLOW INFORMATION                                            2001          2000          1999
---------------------                                        ------------   -----------   -----------
                                                                       (EUROS IN MILLIONS)
Cash provided by operating activities......................  E      180.9   E      68.7   E     120.5
Cash used in investing activities..........................        (382.5)        (13.9)        (85.6)
Cash used in (provided by) financing activities............         168.0         (50.5)        (60.3)
                                                             ------------   -----------   -----------
Net change in cash and cash equivalents....................         (33.6)          5.8          19.4

SUMMARIZED FINANCIAL INFORMATION FOR SIGNIFICANT ASSOCIATED COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD

    Condensed financial information of the significant companies accounted for using the equity method, Basell Group (BASF's share: 50%), DyStar Group (BASF's share: 30%) and Svalof Weibull Group (BASF's share: 40%) is as follows:

                                                                   AS OF DECEMBER 31,
                                                              -----------------------------
BALANCE SHEET INFORMATION                                         2001            2000
-------------------------                                     -------------   -------------
                                                                   (EUROS IN MILLIONS)
Fixed assets................................................  E     5,900.1   E     6,014.8
Current assets..............................................        2,607.2         3,222.5
                                                              -------------   -------------
Total assets................................................  E     8,507.3   E     9,237.3
                                                              -------------   -------------
Stockholders' equity........................................  E     3,800.6   E     4,038.6
Provisions..................................................          865.4         1,027.4
Liabilities.................................................        3,841.3         4,171.3
                                                              -------------   -------------
Total liabilities and stockholders' equity..................  E     8,507.3   E     9,237.3
                                                              -------------   -------------
BASF's investment...........................................        1,799.6         1,917.8
                                                              -------------   -------------

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
STATEMENT OF INCOME INFORMATION                                   2001                2000
-------------------------------                               -------------       -------------
                                                                     (EUROS IN MILLIONS)
Sales.......................................................  E     7,708.0       E     2,820.0
Income from operations......................................         (222.7)             (101.7)
Net income..................................................         (218.1)             (135.9)
                                                              -------------       -------------
BASF's share of net income..................................         (108.2)              (59.9)
                                                              -------------       -------------

    Goodwill was E165.1 million for Basell N.V. and E25.3 million for the DyStar Group at the initial application of the equity method in 2000.

    LIST OF SHAREHOLDINGS: A list of companies included in the Consolidated Financial Statements as well as a list of all companies in which BASF has a participation, has been deposited in the Commercial Register HRB 3000 in Ludwigshafen, Germany, as required by the German Commercial Code,
Section 313(2). The list of shareholdings can be obtained as a separate report from BASF Aktiengesellschaft.

                                   BASF GROUP

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

    INTANGIBLE ASSETS: Intangible assets are valued at acquisition cost less scheduled straight-line amortization. The weighted average amortization period for the intangible assets is 11 years for 2001 and eight years for 2000 based on the following expected useful lives:

                                                                       ESTIMATED LIVES
                                                                           (YEARS)
                                                                   -----------------------
                                                                     2001           2000
                                                                   --------       --------
Goodwill....................................................       5 - 20         5 - 20
Product rights and licenses.................................       3 - 10         3 - 15
Marketing, supply and similar rights........................       4 - 20         4 - 20
Know-how and patents........................................       5 - 15         5 - 15
Concessions, explorations rights and similar rights.........       3 - 25         3 - 25
Software....................................................       2 -  5         2 -  5
Other rights and values.....................................       5 - 25         5 - 25

                                   BASF GROUP

    The Company evaluates goodwill and other intangible assets whenever significant events or changes in circumstances occur which might impair recovery of recorded asset costs.

    PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at acquisition or production cost less scheduled depreciation over their estimated useful lives. Low-value assets are fully depreciated in the year of acquisition and are shown as retirements. Movable depreciable fixed assets that are functionally integrated are treated as a single asset item. The cost of self-constructed plants includes direct costs and an appropriate proportion of the production overhead, but excludes financing costs for the period of construction. Fixed assets, including natural gas pipelines, are depreciated using the straight-line method. Movable fixed assets put into operation before 2001 are mostly depreciated by the declining balance method, with a change to straight-line depreciation if this results in higher depreciation rates (see
Note 2).

    The weighted average periods of depreciation are as follows for 2001 and 2000:

                                                                       ESTIMATED LIVES
                                                                   -----------------------
                                                                     2001           2000
                                                                   --------       --------
                                                                           (YEARS)
Building and structural installations.......................          23             22
Industrial plant and machinery..............................          10              9
Long-distance natural gas pipelines.........................          25             25
Working and office equipment and other facilities...........          10              8

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

    The Company follows the successful efforts method of accounting for its oil and gas operations. Under this method, costs of successful and uncompleted oil and gas drilling operations are capitalized as tangible assets. Successful drillings are depreciated under the unit-of-production method. Successful drillings of German operations that began production prior to 2001 are depreciated under the declining balance method over the estimated useful lives of eight years (for drilling in old fields) and 15 years. Geophysical expenditures, including exploratory and dry-hole costs, are charged against income.

    FINANCIAL ASSETS: Shares in more significant non-consolidated affiliated or associated companies are accounted for by the equity method. Other shares, participations and securities held as fixed assets are shown at acquisition cost or, where an other-than-temporary impairment of value occurs, at the appropriate lower values. Investments in affiliated and associated companies accounted for using the equity method are carried at cost of acquisition, plus the Company's equity in undistributed earnings. Goodwill associated with such investments is amortized over a period of between five and 10 years.

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

                                   BASF GROUP

    INVENTORIES: Inventories are carried at the lower of acquisition or production costs or market values, as appropriate. These lower values are the replacement costs of raw materials and factory supplies and merchandise and, in the case of work in process and finished products, the expected sales proceeds less costs to be incurred prior to sale. Production costs include, in addition to direct costs, an appropriate allocation of production overhead using normal utilization rates of the production plants. Financing costs are not included.

    Construction-in-progress relates mainly to plants under construction for third parties. Expected profits are not recognized until the final or partial billing of a project; expected losses are recognized by write-downs to the lower attributable values.

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

    DEFERRED TAX ASSETS: Deferred tax assets are recorded for taxable temporary differences between the valuation of assets and liabilities in the financial statements of the consolidated companies and the carrying amounts for tax purposes. Beginning in the year 2001, deferred taxes have been recorded for tax loss carryforwards (see Note 2). For companies located in Germany a 38% tax rate is applied, for other companies the tax rates applicable in the individual countries are used. If expected future earnings of a company make it seem more likely than not that the tax benefits will not be realized, appropriate valuation allowances are made.

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

    Provisions for required recultivation associated with oil and gas operations, especially the filling of wells and clearance of oilfields, or the operation of landfill sites are built up in installments over their expected service lives. In addition, provisions are accrued in installments for regular

                                   BASF GROUP
shutdowns within prescribed intervals of certain large-scale plants as required by technical surveillance authorities.

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

    Provisions are recorded for the expected costs of short-time working contracts that are anticipated to be contracted during the term of the collective bargaining agreements, taking into consideration the ceilings provided in the collective agreements.

    CONVERSION OF FOREIGN CURRENCY ITEMS: The cost of assets acquired in foreign currencies and revenues from sales in foreign currencies are recorded at current rates on transaction dates. Short-term foreign currency receivables and liabilities are valued at the rate on the balance sheet date. Long-term foreign currency receivables are recorded at the rate prevailing on the acquisition date or at the lower rate on the balance sheet date. Long-term foreign currency liabilities are recorded at the rate prevailing on the acquisition date or at the higher rate on the balance sheet date. Foreign-currency receivables or liabilities that are hedged are carried at hedge rates.

    DERIVATIVE FINANCIAL INSTRUMENTS: Derivative financial instruments are treated as pending transactions and are not recorded as assets or liabilities. When applicable, underlying transactions and hedging measures are combined and valued accordingly. Profits from hedging transactions which cannot be allocated to a particular underlying transaction are recorded in income upon maturity. Unrealized losses from hedging transaction, which cannot be allocated to a particular underlying transaction are recognized currently in earnings and included in provisions.

    TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS: The translation of foreign currency financial statements conforms with Statement of Financial Accounting Standard (SFAS) No. 52, "Foreign Currency Translation." The local currency is the functional currency of BASF subsidiaries and joint ventures in North America, Japan, Korea, China, Brazil, Singapore, and for oil and gas operations in Argentina. Balance sheet items are translated to euros at year-end rates except equity accounts at historical rates. Expenses and income are translated at quarterly average rates and accumulated for the year. The effects of rate changes are shown as "currency translation adjustment" and reported as a separate component of equity.

    Where the euro is the functional currency, non-monetary assets and liabilities carried at historical values are translated using historical rates. Monetary assets and liabilities (and any non-monetary assets and liabilities carried at fair value) are translated using the year end rates, and expenses and income are converted at quarterly average rates cumulated to year-end figures, except for those items derived from balance sheet items converted at historical rates, which are also translated at historical rates. Foreign exchange gains or losses resulting from the remeasurement process are included in other operating expenses or income.

                                   BASF GROUP

    EARNINGS PER SHARE: The calculation of earnings per share under German GAAP is based on the average number of common shares outstanding during the applicable period and the net income of the period.

    USE OF ESTIMATES IN FINANCIAL STATEMENT PREPARATION: The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. In the preparation of these Consolidated Financial Statements, estimates and assumptions have been made by management concerning the selection of useful lives of property, plant and equipment and intangible assets, the measurement of provisions, the carrying value of investments, and other similar evaluations of assets and obligations. Actual results could differ from these estimates.

2.  CHANGE IN ACCOUNTING PRINCIPLES

    Additions of movable assets to property, plant and equipment since
January 1, 2001 are depreciated using the straight-line method, which is considered to better reflect the development of values of the Company's plants. Movable assets of property, plant and equipment already in use before the end of 2000 continue to be depreciated by the declining balance method. Successful drillings in the oil and gas operations added in 2001 are depreciated under the unit-of-production method. Successful drillings of German operations that began production prior to 2001 continue to be depreciated under the declining balance method.

    The effect of the change in depreciation methods was to reduce depreciation expense by E171.9 million and to increase net income by E110.2 million, or E0.18 per share.

    Beginning in 2001, deferred tax assets for tax loss carryforwards are recorded if the expected future earnings of a company make it seem more likely than not that the tax benefit will be realized. This accounting treatment, mandatory under U.S. GAAP, is allowed in Germany based on the recently issued Standard No. 10 of the German Accounting Standards Board.

    Deferred tax assets for tax loss carryforwards arising in 2001 reduced income tax expenses and correspondingly increased net income by E219.7 million, or E0.37 per share.

    Deferred tax assets recorded retroactively for tax loss carryforwards prior to 2001 resulted in an increase in net income of E50.6 million, or E0.08 per share, which is disclosed separately in the Consolidated Statements of Income as "Effect of the change in accounting principles for deferred taxes."

    The changes in accounting principles increased earnings per share by E0.63.

3.  DISCONTINUED OPERATIONS

    On March 2, 2001, BASF's pharmaceuticals business was sold on the basis of an agreement dated December 14, 2000 to Abbott Laboratories Inc., Abbott Park, Illinois. Net sales and income of the pharmaceuticals business are included in the financial statements of the BASF Group as well as in the data of the former business segment Health & Nutrition (now called: Agricultural Products & Nutrition) for 1999, 2000 and for the period ended March 1, 2001.

                                   BASF GROUP

    The pharmaceuticals business is considered a discontinued operation under U.S. GAAP and would therefore not be included in the results from continuing operations for the years 1999 through 2001. The effect on the Consolidated Financial Statements would be as follows:

INCOME STATEMENT:

                                                                2001       2000       1999
                                                              --------   --------   --------
Sales.......................................................    E364      E2,526     E2,197
Income from operations......................................      30         243        (13)
Income before taxes.........................................      31         260          3
Net income/income from discontinued operations..............      19         156          2

    The effect on net income from discontinued operations has been determined using a 40% income tax rate.

    The gain on the disposal of the pharmaceuticals business is separately disclosed as extraordinary income (Note 9). According to U.S. GAAP, this gain would be adjusted for U.S. GAAP valuation differences and reported as part of income from discontinued operations.

4.  RECONCILIATION TO U.S. GAAP

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

                                   BASF GROUP

RECONCILIATION OF NET INCOME TO U.S. GAAP

                                                                          YEAR ENDED DECEMBER 31,
                                                        -----------------------------------------------------------
                                               NOTE       2001          2001             2000             1999
                                             --------   --------   --------------   --------------   --------------
                                                    (EUROS AND DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)
Net income as reported in the Consolidated
  Financial Statements of income under
  German GAAP..............................             $5,214.4   E      5,858.2   E      1,239.8   E      1,236.8
Adjustments required to conform with
  U.S. GAAP:
Capitalization of interest.................       (a)       45.1             50.7             53.7             26.1
Capitalization of software developed for
  internal use.............................       (b)       57.1             64.1             51.0             50.1
Valuation of pension funds.................       (c)       72.7             81.7            118.9             70.9
Accounting for derivatives at fair value
  and valuation of long-term foreign
  currency items...........................       (d)      (66.1)           (74.3)            69.4            (36.0)
Valuation of securities....................       (e)       (4.0)            (4.5)              --             (0.7)
U.S. GAAP adjustments relating to companies
  accounted for under the equity method....       (f)      (27.0)           (30.3)             8.3              8.3
Other adjustments..........................       (g)       (6.1)            (6.8)            (9.0)           (27.1)
Deferred taxes and recognition of tax
  credit...................................       (h)     (224.3)          (252.0)           (73.7)             3.1
Minority interests.........................       (i)        5.0              5.6             (4.8)            (6.7)
                                                        --------   --------------   --------------   --------------
NET INCOME IN ACCORDANCE WITH U.S. GAAP....             $5,066.8   E      5,692.4   E      1,453.6   E      1,324.8
                                                        --------   --------------   --------------   --------------
Thereof:
  Income (loss) from continuing
    operations.............................               (212.0)          (238.2)         1,302.1          1,329.1
  Income from discontinued operations
  including gain from disposal.............              5,245.0          5,892.6            151.5             (4.3)
  Cumulative effect of implementing SFAS
    133....................................                 33.8             38.0               --               --
BASIC EARNINGS PER SHARE IN ACCORDANCE WITH
  U.S. GAAP................................             $   8.41   E         9.45   E         2.37   E         2.14
  (Loss) income from continuing
    operations.............................             $  (0.35)  E        (0.39)  E         2.13   E         2.15
  Income from discontinued operations
    including gain from disposal...........             $   8.71   E         9.78   E         0.24   E        (0.01)
  Cumulative effect of implementing SFAS
    133....................................             $   0.05   E         0.06               --               --
  Diluted earnings per share in accordance
    with U.S. GAAP.........................             $   8.41   E         9.45   E         2.35   E         2.12

EARNINGS PER SHARE

    The calculation of earnings per common share is based on the weighted-average number of common shares outstanding during the applicable period. The calculation of diluted earnings per common share reflects the effect of all dilutive potential common shares that were outstanding during the respective period. For computing diluted earnings per share, interest expense on convertible bonds, net of taxes, has been added to net income.

                                   BASF GROUP

    Options related to the BASF stock option program (BOP) for senior management (see Note 27) for which the exercise hurdles were met have not been included in the computation of diluted earnings per share because they would have had an anti-dilutive effect.

    The determination of shares outstanding is as follows:

                                                         2001          2000          1999
                                                      -----------   -----------   -----------
Weighted average shares outstanding.................  602,586,176   612,806,123   618,073,268
Effect of dilutive securities:
Incremental shares from assumed conversion of
  convertible bonds.................................           --     8,774,899     9,088,490
                                                      -----------   -----------   -----------
Weighted average shares outstanding, adjusted for
  dilutive securities...............................  602,586,176   621,581,022   627,161,758
                                                      -----------   -----------   -----------

RECONCILIATION OF STOCKHOLDERS' EQUITY TO U.S. GAAP

                                                                           YEAR ENDED DECEMBER 31,
                                                                 -------------------------------------------
                                                        NOTE       2001           2001             2000
                                                      --------   ---------   --------------   --------------
                                                                       (EUROS AND DOLLARS IN MILLIONS)
Stockholders' equity as reported in the Consolidated
  Balance Sheets under German GAAP..................             $15,596.2        E17,521.8        E14,294.8
Minority interests..................................                (320.2)          (359.7)          (481.3)
                                                                 ---------   --------------   --------------
Stockholders' equity excluding minority interests...              15,276.0         17,162.1         13,813.5
Adjustments required to conform with U.S. GAAP:
Capitalization of interest..........................       (a)       504.2            566.5            517.9
Capitalization of software developed for internal
  use...............................................       (b)       147.0            165.2            101.1
Valuation of pension funds..........................       (c)       766.3            860.9            795.1
Accounting for derivatives at fair value and
  valuation of long-term foreign currency items.....       (d)        33.5             37.6            102.7
Valuation of securities.............................       (e)       323.4            363.3            254.3
U.S. GAAP adjustments relating to companies
  accounted for under the equity method.............       (f)       112.2            126.0            156.3
Other adjustments...................................       (g)       103.7            116.5             69.2
Deferred taxes and recognition of tax credit........       (h)      (748.8)          (841.3)          (557.4)
Minority interests..................................       (i)       (16.6)           (18.6)           (23.8)
                                                                 ---------   --------------   --------------
STOCKHOLDERS' EQUITY IN ACCORDANCE WITH U.S. GAAP...             $16,500.9        E18,538.2        E15,228.9
                                                                 ---------   --------------   --------------

(A) CAPITALIZATION OF INTEREST

    For U.S. GAAP purposes, the Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the asset. The capitalization of interest relating to capital projects is not permissible under German GAAP.

    In calculating capitalized interest, the Company has made assumptions with respect to the capitalization rate and the average amount of accumulated expenditures. The Company's

                                   BASF GROUP
subsidiaries generally use the entity specific weighted average borrowing rate as the capitalization rate.

(B) CAPITALIZATION OF SOFTWARE DEVELOPED FOR INTERNAL USE

    Certain costs incurred for computer software developed or obtained for the Company's internal use are to be capitalized beginning in 1999 (Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use") and amortized over the expected useful life of the software. Such costs have been expensed in these financial statements because the capitalization of self-developed intangible assets is not permissible under German GAAP.

(C) VALUATION OF PENSION FUNDS

    Pension benefits under Company pension schemes are partly funded in a legally independent fund "BASF Pensionskasse VVaG" ("BASF Pensionskasse"). The companies' contribution to the BASF Pensionskasse is included in expenses for pensions and assistance.

    BASF guarantees the commitments of the BASF Pensionskasse. For U.S. GAAP purposes, BASF Pensionskasse would be classified as a defined benefit plan and therefore included in the calculation of net periodic pension cost as well as the projected benefit obligation and plan assets. The valuation of the pension obligations under the projected unit credit method and of the fund assets of BASF Pensionskasse at market values would result in a prepaid pension asset according to U.S. GAAP that is not recorded in the Consolidated Financial Statements under German GAAP.

    Net periodic pension cost according to U.S. GAAP would be lower than showing the Company's contribution to the BASF Pensionskasse as expense.

    Information about the funded status of the BASF Pensionskasse is provided in the following table:

                                                                  2001            2000
                                                              -------------   -------------
                                                                   (EUROS IN MILLIONS)
Plan assets as of December 31,..............................       E3,886.4        E4,137.3
Projected benefit obligation as of December 31,.............        3,294.3         3,213.4
                                                              -------------   -------------
Funded status...............................................          592.1           923.9
Unrecognized actuarial losses (gains).......................           59.8          (327.2)
                                                              -------------   -------------
Prepaid pension asset.......................................  E       651.9   E       596.7
                                                              -------------   -------------

    The valuation of certain pension plans of foreign subsidiaries, according to SFAS No. 87 also resulted in prepaid pension assets (Note 23), included in the reconciliation to U.S. GAAP. After consideration of unrecognized actuarial gains and losses, E209.0 million in 2001 and E198.4 million in 2000 were included in the reconciliation to U.S. GAAP.

(D) ACCOUNTING FOR DERIVATIVES AT FAIR VALUE AND VALUATION OF LONG-TERM FOREIGN CURRENCY ITEMS

    Beginning in 2001, derivative contracts are to be accounted for at fair values as required by SFAS Nos. 133 and 138. Where hedge accounting is not applicable, changes in the fair values of derivative contracts are to be included in net income, together with foreign exchange gains and losses of the underlying transactions.

                                   BASF GROUP

    At the beginning of 2001, the implementation of SFAS No. 133 increased income before taxes by E66.8 million consisting of E(127.2) million negative fair values of derivative contracts and E194.0 million foreign exchange gains on the underlying transactions. The cumulative effect on net income was E38.0 million.

    Under German GAAP, long-term receivables and liabilities denominated in a foreign currency are converted into euros at the exchange rates of the date when the transactions took place or the lower exchange rates at the end of the year for receivables and the higher exchange rates for liabilities. U.S. GAAP requires conversion at the exchange rate at the end of the year. Furthermore, hedge accounting is applied in these financial statements to a larger extent than allowed by SFAS No. 133. Positive fair values of derivative contracts for which hedge accounting is not applicable are deferred until settlement or termination of the derivative contract.

    An exchange loss of E48.6 million for the overvaluation of the Brazilian real would have been charged to 1999 net income under U.S. GAAP.

    Under German GAAP, unrealized gains on swap and other forward contracts are deferred until settlement or termination while unrealized losses are recognized as of each period end. Under U.S. GAAP, these contracts are marked to market. The amounts included in the reconciliation of net income were E44.6 million in 2000 and E12.4 million in 1999, and in the reconciliation of shareholders' equity E50.0 million in 2000.

(E) VALUATION OF SECURITIES

    Under U.S. GAAP, available-for-sale securities are recorded at market values on the balance sheet date. The effect of the change in valuation is immediately recognized in a separate component of stockholders' equity. Realized profits and losses are credited or charged to income, as are other than temporary impairments of value. The major part of securities and other investments are considered to be available-for-sale. Under German GAAP, such securities and other investments are valued at the lower of acquisition cost or market value at the balance sheet date.

(F) U.S. GAAP ADJUSTMENTS RELATING TO COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD

    For purposes of the reconciliation to U.S. GAAP, the earnings of companies accounted for using the equity method have been determined using valuation principles prescribed by U.S. GAAP.

(G) OTHER ADJUSTMENTS

    This caption includes the reversal of maintenance provisions, the reclassification of the provision for stock compensation, and other items. German GAAP requires companies to accrue as of the end of the year for the expected costs of omitted maintenance procedures expected to take place within the first three months of the following year. Such costs would be expensed as incurred under U.S. GAAP. The amounts included in the reconciliation of net income related to the maintenance provision were E(5.6) million in 2001, E(1.4) million in 2000 and E2.8 million in 1999, and in the reconciliation of stockholders' equity were E27.3 million in 2001 and E32.9 million in 2000. For purposes of reconciliation to U.S. GAAP, the recording of stock compensation expense results in a credit to stockholders' equity rather than a balance sheet provision.

                                   BASF GROUP

(H) DEFERRED TAXES

    The adjustments required to conform with U.S. GAAP would result in taxable temporary differences between the valuation of assets and liabilities in the Consolidated Financial Statements and the carrying amount for tax purposes. Resulting adjustments for deferred taxes primarily relate to the aforementioned U.S. GAAP reconciling items.

    Additionally, this amount also includes deferred tax liabilities related to the currency translation adjustment and, until December 31, 2000, deferred tax assets for tax loss carryforwards of E75.6 million. Beginning in 2001, deferred tax assets for tax loss carryforwards are recorded in the financial statements (see Note 2).

    In accordance with German GAAP, the tax credit related to the distribution of retained earnings previously taxed at higher rates is accounted for as a reduction of income tax expense in the financial year for which the distribution has been recommended.

    The revised corporation tax system in Germany recognizes such credits as a reduction of income taxes payable in the year the dividend is paid. According to U.S. GAAP, such tax credits are to be recognized as a reduction of income tax expenses in the period in which the tax credits will be recognized for tax purposes. This leads to a deferral of the recognition of the reduction of taxes related to the dividend payment in 2002.

(I) MINORITY INTERESTS

    The share of minority shareholders in the aforementioned reconciliation items to U.S. GAAP of net income and stockholders' equity are reported separately.

CONSOLIDATION OF MAJORITY-OWNED SUBSIDIARIES

    U.S. GAAP requires the consolidation of all controlled subsidiaries. Under German GAAP, the Company does not consolidate certain subsidiaries because their combined effect on financial position, results of operations and cash flows is not material. The effect of non-consolidated subsidiaries for 2001, 2000 and 1999, on total assets, total liabilities, stockholders' equity, net sales and net income was less than 3%.

    Additionally, under German GAAP, the Company accounts on a prospective basis for previous unconsolidated subsidiaries that are added to the scope of consolidation. U.S. GAAP requires consolidation for all periods that a subsidiary is controlled. Had the previously unconsolidated companies that were newly consolidated in 2001 or 2000 been consolidated in 2000 or 1999, the effect on the 2000 and 1999 net sales, net income, assets and liabilities would have been immaterial.

NEW U.S. GAAP ACCOUNTING STANDARDS NOT YET ADOPTED

    In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations." SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. BASF does not believe that the adoption of SFAS No. 141 will have a significant impact on the reconciliation of net income and stockholders' equity.

    In June 2001, the FASB issued SFAS No. 142, "Goodwill and other Intangible Assets." SFAS No. 142 specifies that intangible assets with an unlimited useful life and goodwill will no longer be

                                   BASF GROUP
amortized but will be periodically tested for impairment and written down to fair value if considered impaired. BASF is currently reviewing these statements to determine this impact on the amounts disclosed in the reconciliation of net income and stockholders' equity to U.S. GAAP in the Notes to the Consolidated Financial Statements.

    In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations and costs associated with the retirement of tangible long-lived assets. In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which provides a single accounting model for long-lived assets to be disposed of by sale. BASF is currently reviewing these statements to determine this impact on the amounts disclosed in the reconciliation of net income and stockholders' equity to U.S. GAAP in the Notes to the Consolidated Financial Statements.

REPORTING OF COMPREHENSIVE INCOME

    Comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income," includes the impact of revenues, gains, expenses and losses, that are not included in net income under U.S. GAAP.

COMPREHENSIVE INCOME

                                                                         YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------------
                                                                  2001            2000            1999
                                                              -------------   -------------   -------------
                                                                           (EUROS IN MILLIONS)
Net income in accordance with U.S. GAAP.....................  E     5,692.4   E     1,453.6   E     1,324.8
Other comprehensive income, net of tax:
Foreign currency translation adjustments....................         (116.0)          113.2           529.8
Unrealized holding gains on securities......................          113.5           158.3             8.0
Deferred taxes..............................................          (37.5)           89.8          (171.1)
                                                              -------------   -------------   -------------
Other comprehensive income (loss), net of tax...............          (40.0)          361.3           366.7
                                                              -------------   -------------   -------------
Comprehensive income, net of tax............................  E     5,652.4   E     1,814.9   E     1,691.5
                                                              -------------   -------------   -------------

STATEMENT OF STOCKHOLDERS' EQUITY

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                   2001              2000
                                                              ---------------   ---------------
                                                                     (EUROS IN MILLIONS)
Stockholders' equity according to U.S. GAAP before
  accumulated other comprehensive income....................        E17,754.4         E14,401.3
Accumulated other comprehensive income:
Foreign currency translation adjustments....................            560.2             682.4
Unrealized holding gains on securities......................            368.6             255.1
Deferred taxes..............................................           (145.0)           (109.9)
                                                              ---------------   ---------------
Accumulated other comprehensive income:.....................            783.8             827.6
                                                              ---------------   ---------------
Total stockholders' equity according to U.S.
GAAP including comprehensive income.........................        E18,538.2         E15,228.9
                                                              ---------------   ---------------

                                   BASF GROUP

5.  SEGMENT REPORTING

    The Company is a worldwide manufacturer and supplier of more than 8,000 products. The Company offers a wide range of products, including chemicals, plastics, coatings systems, dispersions, agricultural products, fine chemicals, crude oil and natural gas.

    The Company conducts its worldwide operations through 12 operating divisions, which have been aggregated into five business segments based on the nature of the products and production processes, the type of customers, the channels of distribution and the nature of the regulatory environment. The business segments are reportable segments except for the business segment Agricultural Products & Nutrition, which is treated as two reportable segments, disclosing separately Agricultural Products and Fine Chemicals. The divested Pharmaceuticals division was formerly included as a third reportable segment in the business segment Health & Nutrition.

    The business segment Chemicals contains the operating divisions Inorganics, Petrochemicals and Intermediates. The former operating division of Specialty Chemicals was dissolved as of July 1, 2001 and the strategic business units of glykols, alkylene oxides as well as ethylene and propylene oxides have been transferred to the Petrochemicals operating division. The other activities of the Specialty Chemicals operating division have been allocated to the operating division of Performance Products.

    The business segment Plastics & Fibers includes the operating divisions Styrenics, Performance Polymers and Polyurethanes. The former operating divisions of Engineering Plastics and Fiber Products were merged as of July 1, 2001 to create the Performance Polymers operating division. Up to September 2000, the polyolefins business was included in the business segment's figures. This business was transferred to the associated company Basell N.V., which is not consolidated.

    The business segment Colorants & Finishing Products has been renamed Performance Products. It consists of the operating divisions Performance Chemicals, Coatings and Functional Polymers. The former operating divisions Dispersions, Colorants as well as some parts of Specialty Chemicals have been combined to form the operating division Performance Chemicals. Up to September 2000, the figures of the operating division include the textile dye business of the former Colorants operating division. This business has been transferred to the non-consolidated associated company DyStar.

    The business segment Health & Nutrition was renamed Agricultural Products & Nutrition. Figures for the divested pharmaceuticals business are included in the segment's figures through February 2001.

    Besides these changes, certain strategic business units have been reassigned to other operating divisions in order to better reflect the Company's value-adding-chains.

    Segment reporting data for prior years have been restated to reflect these organizational changes.

    The Oil & Gas segment consists of the operating division Oil and Gas, which conducts oil and gas exploration and trades in natural gas.

    Business activities not allocated to any operating division are shown as "Other" and comprise the sale of feedstock, remaining Fertilizers activities, engineering and other services as well as rental income.

                                   BASF GROUP

    The income from operations recorded as "Other" includes mainly costs of exploratory research of E202 million in 2001 (2000: E168 million; 1999:
E124 million).

    Transfers between the reportable segments are generally valued at market-based prices and the revenues generated by these transfers are shown in the table below as "Intersegmental transfers."

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                                 AGRICULTURAL PRODUCTS & NUTRITIOAGRIC
                                                                              ----------------------------------------
                                                                                                             THEREOF
                                                PLASTICS &     PERFORMANCE                  AGRICULTURAL      FINE
SEGMENT DATA 2001                  CHEMICALS      FIBERS        PRODUCTS         TOTAL        PRODUCTS      CHEMICALS
-----------------                 -----------   -----------   -------------   -----------   ------------   -----------
                                                                  (EUROS IN MILLIONS)
NET SALES.......................  E    4,494    E    8,185     E     8,154    E     5,826   E     3,478    E    1,984
  Change (%)....................        (0.2)        (25.8)           (3.1)         (13.0)         43.2          14.1
Intersegmental transfers........       2,452           406             322             62            30            29
                                  -----------   -----------    -----------    -----------   -----------    -----------
Sales including intersegmental
  transfers.....................       6,946         8,591           8,476          5,888         3,508         2,013
Income from operations (EBIT)...         362            (2)             99           (162)           18          (210)
  Change (%)....................       (43.4)           --           (83.1)          21.0            --            --
Assets..........................       4,847         6,344           6,048          7,865         6,377         1,488
Return on operational assets
  (%)...........................         8.0            --             1.6             --           0.3            --
Research and development
  expense.......................         109           146             197            497           345            78
Additions to tangible and
  intangible fixed assets.......         929           891             418            349           130           199
Depreciation of tangible and
  intangible fixed assets.......         457           679             661            715           496           191

                                           AGRICULTURAL PRODUCTS & NUTRITION
                                           -------------------------
                                           EOF
                                           E
SEGMENT DATA 2001                          CALS    PHARMACEUTICALS*     OIL & GAS       OTHER         TOTAL
-----------------                          -----   -----------------   -----------   -----------   ------------
                                                                   (EUROS IN MILLIONS)
NET SALES.......................                      E       364      E    4,516    E     1,325   E     32,500
  Change (%)....................                            (85.6)           14.1           (1.4)          (9.6)
Intersegmental transfers........                                5             413            477          4,132
                                                      -----------      -----------   -----------   ------------
Sales including intersegmental
  transfers.....................                              369           4,929          1,802         36,632
Income from operations (EBIT)...                               30           1,308           (388)         1,217
  Change (%)....................                            (87.7)           (0.2)        (138.0)         (60.4)
Assets..........................                               --           3,149          8,622         36,875
Return on operational assets
  (%)...........................                               --            39.1             --            3.9
Research and development
  expense.......................                               74              95            203          1,247
Additions to tangible and
  intangible fixed assets.......                               20             229            497          3,313
Depreciation of tangible and
  intangible fixed assets.......                               28             302            111          2,925

---------------

*  until the end of February 2001

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                                   AGRICULTURAL PRODUCTS & NUTRITIAGRICU
                                                                               -----------------------------------------
                                                                                                               THEREOF
                                                 PLASTICS &     PERFORMANCE                   AGRICULTURAL      FINE
SEGMENT DATA 2000                  CHEMICALS       FIBERS        PRODUCTS         TOTAL         PRODUCTS      CHEMICALS
-----------------                 -----------   ------------   -------------   ------------   ------------   -----------
                                                                   (EUROS IN MILLIONS)
NET SALES.......................  E    4,504    E    11,030     E     8,418    E      6,693   E     2,428    E    1,739
  Change (%)....................        36.9           27.8            11.5            20.0          39.1           6.3
Intersegmental transfers........       2,408            510             314              83            34            44
                                  -----------   ------------    -----------    ------------   -----------    -----------
Sales including intersegmental
  transfers.....................       6,912         11,540           8,732           6,776         2,462         1,783
Income from operations..........         640            902             586            (205)         (443)           (5)
  Change (%)....................         1.7           37.5           (17.2)           65.4            --          99.4
Assets..........................       4,232          6,086           6,266          10,203         6,607         1,368
Return on operational assets
  (%)...........................        16.8           13.9            10.4              --            --            --
Research and development
  expense.......................         112            172             198             821           275            78
Additions to tangible and
  intangible fixed assets.......         774            633           1,332           3,464         3,260            83
Depreciation of tangible and
  intangible fixed assets.......         455            692             554             845           412           159

                                           AGRICULTURAL PRODUCTS & NUTRITION
                                           -------------------------
                                           REOF
                                           NE
SEGMENT DATA 2000                          ICALS    PHARMACEUTICALS     OIL & GAS       OTHER         TOTAL
-----------------                          ------   ----------------   -----------   -----------   ------------
                                                                   (EUROS IN MILLIONS)
NET SALES.......................                      E     2,526      E    3,957    E     1,344   E     35,946
  Change (%)....................                             15.0            29.7           (2.2)          22.0
Intersegmental transfers........                               36             320            264          3,899
                                                      -----------      -----------   -----------   ------------
Sales including intersegmental
  transfers.....................                            2,562           4,277          1,608         39,845
Income from operations..........                              243           1,310           (163)         3,070
  Change (%)....................                               --            76.8          (22.6)          52.8
Assets..........................                            2,228           3,540          8,230         38,557
Return on operational assets
  (%)...........................                             11.8            40.0             --           10.8
Research and development
  expense.......................                              468              50            173          1,526
Additions to tangible and
  intangible fixed assets.......                              121             267            461          6,931
Depreciation of tangible and
  intangible fixed assets.......                              274             272             98          2,916

                                   BASF GROUP
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                                  AGRICULTURAL PRODUCTS & NUTRITIAGRICU
                                                                               ----------------------------------------
                                                                                                              THEREOF
                                                 PLASTICS &     PERFORMANCE                  AGRICULTURAL      FINE
SEGMENT DATA 1999                   CHEMICALS      FIBERS        PRODUCTS         TOTAL        PRODUCTS      CHEMICALS
-----------------                  -----------   -----------   -------------   -----------   ------------   -----------
                                                                   (EUROS IN MILLIONS)
NET SALES........................  E    3,289    E    8,628     E     7,553    E     5,578   E     1,745    E    1,636
  Change (%).....................         2.1          12.6             3.6           29.5          (0.3)         11.0
Intersegmental transfers.........       2,139           400             751            123            36            53
                                   -----------   -----------    -----------    -----------   -----------    -----------
Sales including intersegmental
  transfers......................       5,428         9,028           8,304          5,701         1,781         1,689
Income from operations...........         629           656             708           (592)          195          (774)
  Change (%).....................       (24.9)         16.7            (6.0)                        (3.9)
Assets...........................       3,386         6,937           4,975          5,174         1,949         1,338
Return on operational assets
  (%)............................        20.2          10.9            14.9          (11.8)         10.6         (55.4)
Research and development
  expense........................         114           185             190            664           190            77
Additions to tangible and
  intangible fixed assets........         646         1,047             394            281            93            87
Depreciation of tangible and
  intangible fixed assets........         400           611             494            784           175           353

                                            AGRICULTURAL PRODUCTS & NUTRITION
                                            -------------------------
                                            REOF
                                            NE
SEGMENT DATA 1999                           ICALS    PHARMACEUTICALS     OIL & GAS       OTHER         TOTAL
-----------------                           ------   ----------------   -----------   -----------   ------------
                                                                    (EUROS IN MILLIONS)
NET SALES........................                      E     2,197      E    3,051    E     1,374   E     29,473
  Change (%).....................                             18.8            13.6          (19.6)           6.6
Intersegmental transfers.........                               34             177            224          3,814
                                                       -----------      -----------   -----------   ------------
Sales including intersegmental
  transfers......................                            2,231           3,228          1,598         33,287
Income from operations...........                              (13)            741           (133)         2,009
  Change (%).....................                           (122.0)          168.5           27.3          (23.4)
Assets...........................                            1,887           3,003          6,534         30,009
Return on operational assets
  (%)............................                             (0.7)           26.3             --            8.6
Research and development
  expense........................                              397              47            133          1,333
Additions to tangible and
  intangible fixed assets........                              101             524            361          3,253
Depreciation of tangible and
  intangible fixed assets........                              256             281             92          2,662

                                   BASF GROUP

GEOGRAPHICAL SEGMENT DATA

                                                                    NORTH
                                                    THEREOF        AMERICA         SOUTH      ASIA, PACIFIC
                                      EUROPE        GERMANY        (NAFTA)        AMERICA     AREA, AFRICA       TOTAL
                                   ------------   ------------   ------------   -----------   -------------   ------------
                                                                     (EUROS IN MILLIONS)
2001
LOCATION OF CUSTOMERS
Sales............................  E     17,984   E      7,212   E      7,654   E    2,188     E     4,674    E     32,500
Change (%).......................         (10.5)          (8.7)          (9.1)       (12.5)           (5.1)           (9.6)
Share (%)........................            55             22             24            7              14             100

LOCATION OF COMPANIES
Sales............................        19,399         13,417          7,772        1,842           3,487          32,500
Sales including interregional
  transfers......................        21,652             --          8,440        1,927           3,770          35,789
Income from operations...........         1,926          1,347           (678)          (3)            (28)          1,217
Additions to tangible and
  intangible fixed assets........         1,539            933            759          144             871           3,313
Assets...........................        19,296         13,318         10,616        2,201           4,762          36,875

2000
LOCATION OF CUSTOMERS
Sales............................  E     20,103   E      7,897   E      8,419   E    2,500     E     4,924    E     35,946
Change (%).......................          18.3           13.9           24.3         35.7            27.5            22.0
Share (%)........................            56             22             23            7              14             100

LOCATION OF COMPANIES
Sales............................        22,203         14,457          8,441        2,127           3,175          35,946
Sales including interregional
  transfers......................        24,444             --          8,929        2,232           3,532          39,137
Income from operations...........         2,577          1,864             99          233             161           3,070
Additions to tangible and
  intangible fixed assets........         2,674          1,298          3,294          431             532           6,931
Assets...........................        20,612         13,836         11,364        2,479           4,102          38,557

1999
LOCATION OF CUSTOMERS
Sales............................  E     16,996   E      6,934   E      6,773   E    1,842     E     3,862    E     29,473
Change (%).......................           1.9           (1.1)           8.4         12.3            25.3             6.6
Share (%)........................            58             24             23            6              13             100

LOCATION OF COMPANIES
Sales............................        19,119         12,718          6,783        1,484           2,087          29,473
Sales including interregional
  transfers......................        20,853             --          7,156        1,556           2,329          31,894
Income from operations...........         1,258            542            481          126             144           2,009
Additions to tangible and
  intangible fixed assets........         1,950          1,595          1,105           83             115           3,253
Assets...........................        18,744         12,959          7,062        1,438           2,765          30,009

                                   BASF GROUP

6.  OTHER OPERATING INCOME

                                                                 2001           2000           1999
                                                              -----------   -------------   -----------
                                                                         (EUROS IN MILLIONS)
Release and adjustment of provisions........................  E     164.4   E       239.5   E     142.1
Income from miscellaneous revenue-generating activities.....        115.9           128.4          74.8
Gains from foreign currency transactions and conversion.....        252.6           499.5         323.8
Gains from disposal of assets...............................         91.7           251.3         266.9
Other.......................................................        256.9           296.6         170.6
                                                              -----------   -------------   -----------
                                                              E     881.5   E     1,415.3   E     978.2
                                                              -----------   -------------   -----------

    RELEASE AND ADJUSTMENTS OF PROVISIONS relate principally to environmental protection and remediation provisions, sales and purchase provisions, shutdown and restructuring provisions, litigation and claims provisions, maintenance provision, provisions for risks from tax audit and various other items in the normal course of business.

    Provision releases and adjustments arise because present circumstances indicate that they are no longer probable and estimable or that the probable amount has been reduced.

    INCOME FROM MISCELLANEOUS REVENUE-GENERATING ACTIVITIES primarily represents revenues from energy sales, sales of raw materials and income from rentals.

    GAINS FROM THE DISPOSAL OF ASSETS in 2001 were especially related to the sale of the generics business of the Pharmaceuticals operating division to Novartis.

    Gains in 2000 arose primarily from the sale of the Novolen-Registered Trademark- polypropylene technology of Targor GmbH and the Kraton-Registered Trademark- polymer business of Elenac GmbH.

    Gains in 1999 related primarily to the sale of the Company's COMPO-Registered Trademark- business in specialty fertilizers and the marketing and sales of the Company's agricultural fertilizers operations; the sale of the Company's oil refining business, including a refinery in Lingen, Germany, and the divestiture of the Canadian oil and gas production activities of the Oil & Gas segment.

    OTHER includes income from management and marketing services, miscellaneous sales and various other sundry items.

7.  OTHER OPERATING EXPENSES

                                                                  2001            2000            1999
                                                              -------------   -------------   -------------
                                                                           (EUROS IN MILLIONS)
Integration measures, reorganization and shutdowns..........  E     1,006.6   E       792.7   E       248.6
Environmental protection and safety measures, costs of
  demolition of fixed assets and costs related to the
  preparation of capital expenditure projects...............          260.8           271.2           263.2
Losses from foreign currency transactions and conversion....          315.2           650.2           287.1
Costs from miscellaneous revenue-generating activities......          245.3           116.6            65.3
Goodwill amortization.......................................          252.0           353.2           260.3
Losses from disposal of assets..............................           30.8            68.6            30.0
Other.......................................................          815.7           699.4         1,606.5
                                                              -------------   -------------   -------------
Total.......................................................  E     2,926.4   E     2,951.9   E     2,761.0
                                                              -------------   -------------   -------------

                                   BASF GROUP

    INTEGRATION MEASURES, REORGANIZATION AND SHUTDOWNS arose primarily for the planned shutdown of sites and plants that do not fit with our strategic and economic requirements in 2001. Sites in North America (NAFTA), South America, the United Kingdom, the Netherlands, Germany, Australia and other countries will be shut down. Additionally 1,000 European employees will be made redundant as a consequence of the reorganization of the marketing structures. The related costs total E747.4 million.

    In 2000, charges of E344.2 million related in particular to the integration of the crop protection business of AHP, which was acquired in 2000. They comprise severance payments resulting from workforce reductions, the write-off of research in process included in goodwill, and, additional charges resulting from the sale of inventory whose base had been stepped-up as part of the purchase price allocation. Further expenses were related to the restructuring of the Pharmaceuticals segment.

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

    COSTS FROM MISCELLANEOUS REVENUE-GENERATING ACTIVITIES represents costs related to other miscellaneous revenue-generating activities as shown in
Note 6.

    OTHER include additional provisions of E200 million for the fine imposed by the E.U. Commission related to the antitrust procedure against several vitamins producers in 2001. Further charges relate to provisions for expected losses on accounts receivable in Argentina, waiving the peg of the Argentine peso to the U.S. dollar, as well as scrapping of inventories and other various items.

    In 2000 and 1999, expenses for litigations and claims relate primarily to sanctions and compensation payments associated with the vitamins antitrust proceedings in the United States and various other countries along with payments resulting from lawsuits involving the drug Synthroid-Registered Trademark-.

                                   BASF GROUP

8.  FINANCIAL RESULT

                                                                        YEAR ENDED DECEMBER 31
                                                              ------------------------------------------
                                                                  2001           2000           1999
                                                              ------------   ------------   ------------
                                                                         (EUROS IN MILLIONS)
Income from participating interests and similar income......  E       49.3   E       66.6   E      731.2
- Thereof from affiliated companies.........................          14.3           18.7           16.8
Income from profit transfer agreements......................           4.2           14.0            6.1
Losses from loss transfer agreements........................         (11.0)         (15.7)         (11.3)
(Losses)/income from companies accounted for under the
  equity method.............................................        (251.8)         (95.9)           1.4
                                                              ------------   ------------   ------------
Net income from financial assets............................        (209.3)         (31.0)         727.4
                                                              ------------   ------------   ------------
Write-down of, and losses from, retirement of financial
  assets as well as securities held as current assets.......         (22.7)          (6.8)         (22.2)
                                                              ------------   ------------   ------------
Income from other securities and financial assets...........          13.7          106.5           64.6
- Thereof from affiliated companies.........................           1.3            1.1           14.0
Other interest, income from sale of marketable securities
  and similar income........................................         157.0          256.2          123.0
- Thereof from affiliated companies.........................          18.7           21.6            4.7
Interest and similar expenses...............................        (546.9)        (567.2)        (296.0)
- Thereof to affiliated companies...........................         (12.8)          (9.0)          (5.0)
                                                              ------------   ------------   ------------
Interest result.............................................        (376.2)        (204.5)        (108.4)
                                                              ------------   ------------   ------------
Financial result............................................  E     (608.2)  E     (242.3)  E      596.8
                                                              ------------   ------------   ------------

    Amortization of goodwill of companies accounted for under the equity method totaling E54.6 million in 2001 (2000: E24.5 million, 1999: E21.0 million) as well as income from the release of negative goodwill of E2.0 million in 2001 (2000: E2.0 million, 1999: E2.0 million) are included in (losses)/income from companies accounted for under the equity method.

    The (losses)/income from companies accounted for under the equity method includes in 2001 charges at Basell N.V. for closures of its sites in Wilton, United Kingdom and Tarragona, Spain, as well as restructuring charges for sites in the United States.

    In 1999, income from participating interests and similar income included a gain from the sale of BASF's interests in the IVAX Corporation and Aral AG, which was sold to VEBA OEL AG. The divestiture of the holdings in Aral AG together with the disposal of the refinery business shown in income from operations increased net income by E373 million.

    In 2000, other interest, income from the sale of marketable securities and similar income includes gains from the sale of securities and swaps of E129 million (1999: E20 million).

                                   BASF GROUP

9.  EXTRAORDINARY INCOME

                                                                    2001
                                                             -------------------
                                                             (EUROS IN MILLIONS)
Extraordinary revenues.....................................     E     8,793.9
Extraordinary expenses.....................................           2,673.1
                                                                -------------
Extraordinary income.......................................     E     6,120.8
                                                                -------------

    Extraordinary revenues were generated from the sale of the pharmaceuticals business including compensation for the surrendered liquid funds net of assumed financial debt as well as the payment for excess net assets compared to reference net assets at the date of the contract.

    Extraordinary expenses include the book values of the pharmaceuticals business and the liquid funds. Further included are provisions for warranties or risks retained in connection with the sale of the pharmaceuticals business.

    The extraordinary income is charged with E145.0 million income taxes.

10.  INCOME TAXES

                                                                  2001            2000            1999
                                                              -------------   -------------   -------------
                                                                           (EUROS IN MILLIONS)
German corporation tax......................................  E       449.1   E       477.0   E       591.3
German trade income tax.....................................          104.9           143.8           178.1
Foreign income tax..........................................          242.7           467.2           460.4
Income taxes on oil-producing operations non-compensable
  with German corporation tax...............................          487.1           462.2           165.0
Refunds/loss carry back.....................................          (32.7)          (77.5)          (14.1)
                                                              -------------   -------------   -------------
Current taxes...............................................        1,251.1         1,472.7         1,380.7
Deferred taxes..............................................         (296.6)           72.3           (19.9)
                                                              -------------   -------------   -------------
Income taxes................................................  E       954.5   E     1,545.0   E     1,360.8
                                                              -------------   -------------   -------------
Other taxes.................................................          174.6           168.8           149.3
                                                              -------------   -------------   -------------
Total taxation..............................................  E     1,129.1   E     1,713.8   E     1,510.1
                                                              -------------   -------------   -------------

    Other taxes includes real estate taxes and other comparable taxes; they are shown under the appropriate expense items of the statement of income.

    The regional breakdown of income before taxes was as follows:

                                                   2001            2000            1999
                                               -------------   -------------   -------------
                                                            (EUROS IN MILLIONS)
Germany......................................  E       970.1   E     1,736.4   E     1,211.5
Foreign......................................         (361.4)        1,091.0         1,394.0
                                               -------------   -------------   -------------
                                               E       608.7   E     2,827.4   E     2,605.5
                                               -------------   -------------   -------------

    In 2001, a federal German corporation tax of 25% plus a 5.5% solidarity surcharge will be levied on corporate income. This tax charge is final because the imputation system has been terminated. In 2000 and 1999, retained corporate income in Germany was subject to a federal

                                   BASF GROUP
corporation income tax of 40%. Additionally, a solidarity surcharge of 5.5% was levied on the federal German corporation tax. Upon distribution of a dividend, the federal German corporation tax rate was reduced to 30%.

    German trade income tax, which varies depending on the municipality where the industrial activities take place, is levied at a weighted average rate of 16.2%. This tax is deductible for federal corporation tax purposes.

    Income of foreign sources is taxed at the income tax rates applicable in the respective countries of domicile.

    For German companies, deferred taxes are calculated using a tax rate of 38% (1999: 52%). For foreign companies, deferred taxes are calculated using the tax rates applicable in the individual foreign countries. Such rates averaged 34% in 2001, 28% in 2000 and 36% in 1999. The reduction of German corporation tax resulted in an E132 million charge in 2000 and an E45 million charge in 1999 shown below in "Other."

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

                                   BASF GROUP

RECONCILIATION FROM THE STATUTORY TAX RATE IN GERMANY TO THE EFFECTIVE TAX RATE:

                                                 2001                      2000                       1999
                                        ----------------------   ------------------------   ------------------------
                                          AMOUNT         %          AMOUNT          %          AMOUNT          %
                                        -----------   --------   -------------   --------   -------------   --------
                                                                    (EUROS IN MILLIONS)
German corporation tax (excluding
  extraordinary income in 2001).......  E     152.2     25.0%    E     1,131.0    40.0%     E     1,042.2    40.0%
Credit for dividend distribution......       (126.4)    (20.7)          (260.3)    (9.2)           (150.4)    (5.8)
German trade income tax net of
  corporation tax.....................         11.5       1.9             86.3      3.1             106.9      4.1
Solidarity surcharge..................         26.2       4.3             37.4      1.3              38.0      1.5
Foreign tax-rate differential.........         34.3       5.6            (82.1)    (2.9)           (104.4)    (4.0)
Non-taxable income....................        (72.9)    (12.0)           (72.3)    (2.6)            (65.0)    (2.5)
Non-deductible expenses, including
  amortization of goodwill............        242.0      39.8            237.6      8.4             328.7     12.6
(Loss)/income from companies accounted
  for under the equity
  method..............................         63.0      10.3             38.4      1.4              (0.6)      --
Utilization of tax loss carryforwards
  and refund of taxes.................        (32.7)     (5.4)          (143.4)    (5.1)            (20.4)    (0.8)
Income taxes on oil-producing
  operations non-compensable with
  German corporation tax..............        487.2      80.0            462.2     16.3             165.0      6.3
Other.................................         25.2       4.2            110.2      3.9              20.8      0.8
                                        -----------    ------    -------------    -----     -------------    -----
Income taxes/effective tax rate.......  E     809.6    133.0%    E     1,545.0    54.6%     E     1,360.8    52.2%
                                        -----------    ------    -------------    -----     -------------    -----

Cumulative effect of capitalization of
  deferred tax assets for tax loss
  carryforwards of prior years........        (50.6)     (8.3)

Income taxes, including the cumulative
  effect of the change in accounting
  for deferred taxes on tax loss
  carryforwards.......................        759.0     124.7

    Deferred taxes are recorded in conformity with U.S. GAAP. Beginning in 2001, deferred tax assets on tax loss carryforwards are recorded. Deferred tax assets have also been recorded for tax loss carryforwards arising prior to 2001. If expected future earnings of a company make it more likely than not that the future tax benefits will not be realized, adequate valuation allowances are established.

                                   BASF GROUP

    Deferred tax assets or liabilities relate to the following items:

                                                                  2001            2000
                                                              -------------   -------------
                                                                   (EUROS IN MILLIONS)
Intangible assets...........................................  E       (27.3)  E       103.0
Property, plant and equipment...............................         (225.5)         (316.9)
Financial assets............................................            1.6            (0.2)
Inventories and accounts receivable.........................          158.2            37.7
Loss carryforwards..........................................          422.6              --
Provisions for pensions and similar obligations.............          295.5           375.3
Other provisions and liabilities............................          503.7           563.2
Securities and others.......................................          243.7           508.4
                                                              -------------   -------------
TOTAL.......................................................  E     1,372.5   E     1,270.5
                                                              -------------   -------------
- Thereof short-term........................................          571.2           463.8
                                                              -------------   -------------
DEFERRED TAX LIABILITIES
Property, plant and equipment...............................          218.8           244.3
Other.......................................................           57.6           125.1
                                                              -------------   -------------
TOTAL.......................................................  E       276.4   E       369.4
                                                              -------------   -------------
- Thereof short-term........................................           31.0           105.7
                                                              -------------   -------------

    Deferred tax liabilities are included in "provisions for taxes" in the Consolidated Balance Sheets.

    German tax losses may generally be carried forward indefinitely.

    Foreign loss carryforwards have varying expiration periods through 2021 and are subject to limitations with regard to offsetting against future taxable income. Deferred tax liabilities have not been provided for withholding taxes or additional corporate income taxes due in Germany in the absence of double taxation treaties for unremitted earnings of foreign subsidiaries or affiliated companies or investments accounted for under the equity method.

    In 2001, deferred tax assets include E422.6 million (net of a valuation allowance of E76.3 million) due to the following tax loss carryforwards. In 2000, E75.6 million (net of a valuation allowance of E16.3) were included in the U.S. GAAP reconciliation.

                                                                   2001            2000
                                                              --------------   ------------
                                                                   (EUROS IN MILLIONS)
Tax loss carryforwards of German subsidiaries...............             8.2           98.9
Tax loss carryforwards of foreign subsidiaries..............         1,271.0          228.3
                                                              --------------   ------------
TOTAL.......................................................  E      1,279.2   E      327.2
                                                              --------------   ------------

                                   BASF GROUP

RECONCILIATION OF DEFERRED TAX ASSETS/LIABILITIES TO U.S. GAAP

    Under U.S. GAAP, deferred tax liabilities would increase, or deferred tax assets decrease by E841.3 million in 2001 (2000: E633.1 million) due to adjustment of the following balance sheet items as shown in the reconciliation to U.S. GAAP:

                                                                 2001          2000
                                                              -----------   -----------
                                                                 (EUROS IN MILLIONS)
Property, plant and equipment...............................  E     209.3   E     192.8
Financial assets and marketable securities..................        179.7         141.6
Prepaid pension expense.....................................        316.4         292.2
Tax credit related to the distribution of retained earnings
  previously taxed at higher rate and others................        135.9           6.5
                                                              -----------   -----------
TOTAL.......................................................  E     841.3   E     633.1
                                                              -----------   -----------

11.  MINORITY INTERESTS

                                                                 2001          2000         1999
                                                              -----------   ----------   ----------
                                                                       (EUROS IN MILLIONS)
Minority interests in profits...............................  E      91.7   E     76.3   E     43.2
Minority interests in losses................................        124.3         33.7         35.3
                                                              -----------   ----------   ----------
                                                              E     (32.6)  E     42.6   E      7.9
                                                              -----------   ----------   ----------

    Minority interests in profits relate to the Group companies engaged in trading of natural gas. Minority interests in losses relate mainly to BASF PETRONAS Chemicals Sdn. Bhd., Malaysia, as well as the operator of the steam cracker at Port Arthur, Texas, and Yangzi-BASF Styrenics Company Ltd., China.

    In 2000, minority interests in profits related furthermore to Knoll Pharmaceuticals Ltd., India, and Yangzi-BASF Styrenics Company Ltd., China.

    See Note 22 for a detailed analysis of consolidated subsidiaries with minority shareholdings.

12.  OTHER INFORMATION

PERSONNEL COSTS

                                                                  2001            2000            1999
                                                              -------------   -------------   -------------
                                                                           (EUROS IN MILLIONS)
Wages and salaries..........................................  E     4,857.8   E     5,306.8   E     4,934.7
Social security contributions and expenses for pensions and
  assistance................................................        1,170.2         1,288.7         1,244.8
- Thereof for pensions......................................          372.2           401.0           388.7
                                                              -------------   -------------   -------------
TOTAL.......................................................  E     6,028.0   E     6,595.5   E     6,179.5
                                                              -------------   -------------   -------------

    The short-time contracts for German employees nearing retirement led to a reduction of pension liabilities because payments associated with the period between retirement and entry into the government pension program are no longer an obligation of the Company.

                                   BASF GROUP

    German Group companies incurred costs for employee representatives to comply with statutory regulations of E9.9 million in 2001 (2000: E10.4 million, 1999:
E10.1 million).

AVERAGE NUMBER OF EMPLOYEES

                                                                                     PROPORTIONALLY
                                             FULLY CONSOLIDATED COMPANIES        CONSOLIDATED COMPANIES
                                            ------------------------------   ------------------------------
                                              2001       2000       1999       2001       2000       1999
                                            --------   --------   --------   --------   --------   --------
Europe....................................   64,068     70,770     73,957       258      2,592      3,456
- Thereof Germany.........................   51,368     55,546     58,083        20      2,178      2,962
North America (NAFTA).....................   15,007     16,546     15,668       684        734        744
South America.............................    6,088      7,002      6,902        --         --         --
Asia, Pacific Area, Africa................    8,660      9,773      8,453       900         60        166
                                             ------    -------    -------     -----      -----      -----
TOTAL.....................................   93,823    104,091    104,980     1,842      3,386      4,366
                                             ------    -------    -------     -----      -----      -----
- Thereof with trainee contracts..........    2,868      3,066      3,208         7        110        150
- Thereof with limited-term contracts.....    2,320      3,113      3,198        85         59         72

    The above number of employees of proportionally consolidated companies are given in full; if they are taken into account at 50%, the average number of personnel for the Company is 94,744 in 2001, 105,784 in 2000 and 107,163 in 1999.

INFORMATION RELATING TO THE BOARD OF EXECUTIVE DIRECTORS AND SUPERVISORY BOARD OF BASF AKTIENGESELLSCHAFT

                                                                 2001         2000         1999
                                                              ----------   ----------   ----------
Supervisory Board emoluments................................  E      2.0   E      2.0   E      1.6
Board of Executive Directors emoluments.....................         9.3          8.5          9.2
Pension for former members of the Board of Executive
  Directors and their surviving dependents..................         4.8          5.9          5.7
Pension provisions for former member of the Board of
  Executive Directors and their surviving dependents........        57.3         56.8         50.2
Loans to the Board of Executive Directors and the
  Supervisory Board.........................................          --           --           --
Contingent liabilities for the benefit of the Board of
  Executive Directors and the Supervisory Board.............          --           --           --

    Under the BASF stock option program, the members of the Board of Executive Directors were granted 137,060 option rights in 2001, 126,228 in 2000 and 166,616 in 1999. These options rights entitle such directors to purchase, if the exercise hurdles are met, a maximum of 274,120 shares from the option rights of 2001. The members of the Board of Executive Directors, including retired members, hold in total 429,904 option rights entitling them to buy up to 859,808 BASF Shares. Additional personnel costs related to the issuance of these options totaled E4.2 million in 2001, thereof E1.6 million for option rights issued in 2001 and E2.6 million for option rights issued in 1999 and 2000. See Note 27 for further information.

    The members of the Board of Executive Directors and the Supervisory Board as well as their membership on other supervisory boards are shown in "Item 6. -- Directors, Senior Management and Employees."

                                   BASF GROUP

ADDITIONAL INFORMATION ON STATEMENTS OF CASH FLOWS

    Cash generated from operating activities was derived after interest payments of E428.9 million in 2001, E472.2 million in 2000 and E237.5 million in 1999. Income taxes paid totaled E528.2 million in 2001, E839.0 million in 2000 and E592.7 million in 1999.

    Cash generated from operating activities was increased from the sale of accounts receivable by E192.7 million in 2001, E779.5 million in 2000 and E298.3 million in 1999.

13.  INTANGIBLE ASSETS

                                                PATENTS, LICENSES,
                                                  TRADEMARKS AND                      ADVANCE
                                                  SIMILAR RIGHTS       GOODWILL       PAYMENTS        TOTAL
                                                ------------------   -------------   ----------   -------------
                                                                      (EUROS IN MILLIONS)
ACQUISITION COSTS
Balance as of January 1, 2001.................     E     3,247.5     E     3,419.1   E    27.8    E     6,694.4
Change in scope of consolidation..............              33.2              45.6          --             78.8
Additions.....................................             216.6              53.0         6.1            275.7
Disposals.....................................           1,184.8             326.8         4.3          1,515.9
Transfers, including exchange rate changes....              90.8              78.1       (21.5)           147.4
                                                   -------------     -------------   ----------   -------------
Balance as of December 31, 2001...............           2,403.3           3,269.0         8.1          5,680.4
                                                   -------------     -------------   ----------   -------------
ACCUMULATED AMORTIZATION
Balance as of January 1, 2001.................           1,364.4             790.5         1.3          2,156.2
Change in scope of consolidation..............               1.9               4.3          --              6.2
Additions.....................................             365.0             252.0          --            617.0
Disposals.....................................             793.9             295.0          --          1,088.9
Transfers, including exchange rate changes....              34.3              13.0        (0.1)            47.2
                                                   -------------     -------------   ----------   -------------
Balance as of December 31, 2001...............             971.7             764.8         1.2          1,737.7
                                                   -------------     -------------   ----------   -------------
NET BOOK VALUE AS OF DECEMBER 31, 2001........     E     1,431.6     E     2,504.2   E     6.9    E     3,942.7
                                                   -------------     -------------   ----------   -------------
ACQUISITION COSTS
Balance as of January 1, 2000.................     E     2,589.9     E     1,357.7   E     7.8    E     3,955.4
Change in scope of consolidation..............              (8.4)             25.7        (0.1)            17.2
Additions.....................................             840.9           2,434.5        24.8          3,300.2
Disposals.....................................             212.5             105.5         1.8            319.8
Transfers, including exchange rate changes....              37.6            (293.3)       (2.9)          (258.6)
                                                   -------------     -------------   ----------   -------------
Balance as of December 31, 2000...............           3,247.5           3,419.1        27.8          6,694.4
                                                   -------------     -------------   ----------   -------------
ACCUMULATED AMORTIZATION
Balance as of January 1, 2000.................           1,199.3             608.0         1.3          1,808.6
Change in scope of consolidation..............              (2.9)              0.8          --             (2.1)
Additions.....................................             317.5             353.2         0.2            670.9
Disposals.....................................             165.7             104.3         0.2            270.2
Transfers, including exchange rate changes....              16.2             (67.2)         --            (51.0)
                                                   -------------     -------------   ----------   -------------
Balance as of December 31, 2000...............           1,364.4             790.5         1.3          2,156.2
                                                   -------------     -------------   ----------   -------------
NET BOOK VALUE AS OF DECEMBER 31, 2000........     E     1,883.1     E     2,628.6   E    26.5    E     4,538.2
                                                   -------------     -------------   ----------   -------------

                                   BASF GROUP

    Additions in 2001 include the purchase of the vitamins business of Takeda Chemical Industries Ltd., Japan.

    Disposals and transfers in 2001 are mainly due to the sale of the pharmaceuticals business.

    Write-downs in 2001 were made for expected long-term value impairments of E86.3 million of production technology and supply rights related to a superabsorbents plant in Birkenhead, United Kingdom. This plant was heavily damaged in an explosion and a replacement plant built at the Antwerp site will be based on a different technology.

    Additions in 2000 primarily include the acquisition of the crop protection business of American Home Products Corp., thereof goodwill of E1,929.4 million and product rights of E498.5 million, as well as goodwill and supply rights of the superabosrbents business Chemdal acquired from Amcol International Corp. and the goodwill from the oil coatings business acquired from Rohm and Haas.

    Disposals and transfers in 2000 result primarily from the deconsolidation of the companies of the Targor Group and the Elenac Group due to their inclusion in the joint venture Basell N.V.

    Write-downs in 2000 include the portion of goodwill from the acquisition of AHP's crop protection business related to research in progress (E87.5 million).

                                   BASF GROUP

14.  PROPERTY, PLANT AND EQUIPMENT

                                    LAND, LAND RIGHTS
                                      AND BUILDINGS                                          ADVANCE
                                        INCLUDING       MACHINERY AND    MISCELLANEOUS    PAYMENTS AND
                                    BUILDINGS ON LAND     TECHNICAL      EQUIPMENT AND   CONSTRUCTION IN
                                     OWNED BY OTHERS      EQUIPMENT        FIXTURES         PROGRESS           TOTAL
                                    -----------------   --------------   -------------   ---------------   --------------
                                                                     (EUROS IN MILLIONS)
ACQUISITION COSTS
Balance as of January 1, 2001.....    E     6,736.9     E    26,688.0    E   3,441.8      E     2,728.8    E     39,595.5
Change in scope of
  consolidation...................            215.1             132.3           29.6              176.8             553.8
Additions.........................            158.8             781.5          130.6            1,966.2           3,037.1
Disposals.........................            591.7             837.5          687.6              157.9           2,274.7
Transfers, including exchange rate
  changes.........................            186.9           1,803.8            8.1           (1,832.5)            166.3
                                      -------------     --------------   -------------    -------------    --------------
Balance as of December 31, 2001...          6,706.0          28,568.1        2,922.5            2,881.4          41,078.0
                                      -------------     --------------   -------------    -------------    --------------
ACCUMULATED DEPRECIATION
Balance as of January 1, 2001.....          3,828.9          19,435.4        2,687.9                2.7          25,954.9
Change in scope of
  consolidation...................             90.7              73.3           19.4                 --             183.4
Additions.........................            241.8           1,792.6          247.0               26.1           2,307.5
Disposals.........................            318.1             666.7          546.5               25.3           1,556.6
Transfers, including exchange rate
  changes.........................              5.6              58.1          (64.6)              (0.1)             (1.0)
                                      -------------     --------------   -------------    -------------    --------------
Balance as of December 31, 2001...          3,848.9          20,692.7        2,343.2                3.4          26,888.2
                                      -------------     --------------   -------------    -------------    --------------
NET BOOK VALUE AS OF DECEMBER 31,
  2001............................    E     2,857.1     E     7,875.4    E     579.3      E     2,878.0    E     14,189.8
                                      -------------     --------------   -------------    -------------    --------------
ACQUISITION COSTS
Balance as of January 1, 2000.....    E     6,704.7     E    25,952.7    E   3,326.0      E     2,276.9    E     38,260.3
Change in scope of
  consolidation...................             54.1             (39.5)           5.7              316.3             336.6
Additions.........................            226.5             922.5          230.1            2,251.5           3,630.6
Disposals.........................            292.1             615.8          336.4               10.4           1,254.7
Transfers, including exchange rate
  changes.........................             43.7             468.1          216.4           (2,105.5)         (1,377.3)
                                      -------------     --------------   -------------    -------------    --------------
Balance as of December 31, 2000...          6,736.9          26,688.0        3,441.8            2,728.8          39,595.5
                                      -------------     --------------   -------------    -------------    --------------
ACCUMULATED DEPRECIATION
Balance as of January 1, 2000.....          3,839.4          19,333.2        2,668.7                2.7          25,844.0
Change in scope of
  consolidation...................              1.8             (29.4)           1.9                 --             (25.7)
Additions.........................            245.9           1,665.4          333.0                1.0           2,245.3
Disposals.........................            165.9             534.2          326.1                0.4           1,026.6
Transfers, including exchange rate
  changes.........................            (92.3)           (999.6)          10.4               (0.6)         (1,082.1)
                                      -------------     --------------   -------------    -------------    --------------
Balance as of December 31, 2000...          3,828.9          19,435.4        2,687.9                2.7          25,954.9
                                      -------------     --------------   -------------    -------------    --------------
NET BOOK VALUE AS OF DECEMBER 31,
  2000............................    E     2,908.0     E     7,252.6    E     753.9      E     2,726.1    E     13,640.6
                                      -------------     --------------   -------------    -------------    --------------

    Impairment losses in 2001 of E179.3 million relate to a superabsorbents plant in Birkenhead, United Kingdom, which was heavily damaged in an explosion as well as to a site in Arnhem, the Netherlands, and various sites in North America whose closure has been decided as a consequence of their unsatisfactory earnings potentials.

    Impairment losses of E27.1 million were recorded in 2000 in particular by Hokuriku Seiyaku Ltd., Japan, for non-operating land and building due to a major decrease of market values.

                                   BASF GROUP

15.  FINANCIAL ASSETS

                                                                                                            PARTICIPATIONS
                                                                                                            AND SECURITIES
                                              SHARES IN       SHARES IN       SHARES IN      SECURITIES     HELD AS FIXED
                                              AFFILIATED     ASSOCIATED     PARTICIPATING   HELD AS FIXED       ASSETS
                                              COMPANIES       COMPANIES       INTERESTS        ASSETS         (SUBTOTAL)
                                             ------------   -------------   -------------   -------------   --------------
                                                                          (EUROS IN MILLIONS)
ACQUISITION COSTS
Balance as of January 1, 2001..............  E     678.4    E    2,127.4     E     220.7      E     39.3    E     3,065.8
Change in scope of consolidation...........       (326.0)          (51.8)             --              --           (377.8)
Additions..................................        345.1            77.7             9.6             2.6            435.0
Disposals..................................         85.8            40.1             1.8            21.3            149.0
Transfers, including exchange rate
  changes..................................         (6.6)         (242.5)            4.2             6.6           (238.3)
                                             ------------   -------------    -----------      ----------    -------------
Balance as of December 31, 2001............        605.1         1,870.7           232.7            27.2          2,735.7
                                             ------------   -------------    -----------      ----------    -------------
ACCUMULATED DEPRECIATION
Balance as of January 1, 2001..............         20.7             1.0             1.4             1.7             24.8
Change in scope of consolidation...........         (0.9)             --              --              --             (0.9)
Additions..................................         19.7              --              --             0.2             19.9
Disposals..................................          3.1              --              --             0.1              3.2
Transfers, including exchange rate
  changes..................................         (4.6)             --              --            (0.1)            (4.7)
                                             ------------   -------------    -----------      ----------    -------------
Balance as of December 31, 2001............         31.8             1.0             1.4             1.7             35.9
                                             ------------   -------------    -----------      ----------    -------------
NET BOOK VALUE AS OF DECEMBER 31, 2001.....  E     573.3    E    1,869.7     E     231.3      E     25.5    E     2,699.8
                                             ------------   -------------    -----------      ----------    -------------

                                                          LOANS TO
                                                         ASSOCIATED
                                                          COMPANIES                        LOANS AND
                                           LOANS TO          AND                             OTHER
                                          AFFILIATED    PARTICIPATING   OTHER LOANS AND   INVESTMENTS   TOTAL FINANCIAL
                                           COMPANIES      INTERESTS       INVESTMENTS     (SUBTOTAL)        ASSETS
                                          -----------   -------------   ---------------   -----------   ---------------
                                                                       (EUROS IN MILLIONS)
ACQUISITION COSTS
Balance as of January 1, 2001...........  E     25.1     E     349.8      E     178.3     E   553.2      E     3,619.0
Change in scope of consolidation........       (13.6)          (60.0)             0.8         (72.8)            (450.6)
Additions...............................       100.8           173.5             30.4         304.7              739.7
Disposals...............................         5.3           102.0             27.9         135.2              284.2
Transfers, including exchange rate
  changes...............................        12.7            (2.2)             4.8          15.3             (223.0)
                                          -----------    -----------      -----------     -----------    -------------
Balance as of December 31, 2001.........       119.7           359.1            186.4         665.2            3,400.9
                                          -----------    -----------      -----------     -----------    -------------
ACCUMULATED DEPRECIATION
Balance as of January 1, 2001...........         0.2              --              4.3           4.5               29.3
Change in scope of consolidation........          --              --               --            --               (0.9)
Additions...............................          --              --              0.7           0.7               20.6
Disposals...............................          --              --              1.7           1.7                4.9
Transfers, including exchange rate
  changes...............................          --             0.8               --           0.8               (3.9)
                                          -----------    -----------      -----------     -----------    -------------
Balance as of December 31, 2001.........         0.2             0.8              3.3           4.3               40.2
                                          -----------    -----------      -----------     -----------    -------------
NET BOOK VALUE AS OF DECEMBER 31, 2001..  E    119.5     E     358.3      E     183.1     E   660.9      E     3,360.7
                                          -----------    -----------      -----------     -----------    -------------

                                   BASF GROUP

                                                                                                            PARTICIPATIONS
                                                                                                            AND SECURITIES
                                              SHARES IN       SHARES IN       SHARES IN      SECURITIES     HELD AS FIXED
                                              AFFILIATED     ASSOCIATED     PARTICIPATING   HELD AS FIXED       ASSETS
                                              COMPANIES       COMPANIES       INTERESTS        ASSETS         (SUBTOTAL)
                                             ------------   -------------   -------------   -------------   --------------
                                                                          (EUROS IN MILLIONS)
ACQUISITION COSTS
Balance as of January 1, 2000..............  E     910.8    E      151.0     E     192.9      E     31.2    E     1,285.9
Change in scope of consolidation...........       (252.6)           (6.8)             --              --           (259.4)
Additions..................................        128.3         1,289.3            10.4             8.9          1,436.9
Disposals..................................          0.8            31.8              --             8.2             40.8
Transfers, including exchange rate
  changes..................................       (107.3)          725.7            17.4             7.4            643.2
                                             ------------   -------------    -----------      ----------    -------------
Balance as of December 31, 2000............        678.4         2,127.4           220.7            39.3          3,065.8
                                             ------------   -------------    -----------      ----------    -------------
ACCUMULATED DEPRECIATION
Balance as of January 1, 2000..............         13.6            17.6            12.0             2.1             45.3
Change in scope of consolidation...........         (1.2)           23.0              --              --             21.8
Additions..................................          3.2              --             0.3             0.8              4.3
Disposals..................................          0.5            16.7              --             1.2             18.4
Transfers, including exchange rate
  changes..................................          5.6           (22.9)          (10.9)             --            (28.2)
                                             ------------   -------------    -----------      ----------    -------------
Balance as of December 31, 2000............         20.7             1.0             1.4             1.7             24.8
                                             ------------   -------------    -----------      ----------    -------------
NET BOOK VALUE AS OF DECEMBER 31, 2000.....  E     657.7    E    2,126.4     E     219.3      E     37.6    E     3,041.0
                                             ------------   -------------    -----------      ----------    -------------

                                                             LOANS TO
                                                            ASSOCIATED
                                                             COMPANIES                        LOANS AND
                                               LOANS TO         AND                             OTHER          TOTAL
                                              AFFILIATED   PARTICIPATING   OTHER LOANS AND   INVESTMENTS     FINANCIAL
                                              COMPANIES      INTERESTS       INVESTMENTS     (SUBTOTAL)       ASSETS
                                              ----------   -------------   ---------------   -----------   -------------
                                                                         (EUROS IN MILLIONS)
ACQUISITION COSTS
Balance as of January 1, 2000...............  E   22.7      E      85.2      E     162.7     E   270.6     E     1,556.5
Change in scope of consolidation............       0.8             49.9               --          50.7            (208.7)
Additions...................................      14.8            228.6             25.9         269.3           1,706.2
Disposals...................................      13.2             11.4             18.7          43.3              84.1
Transfers, including exchange rate
  changes...................................        --             (2.5)             8.4           5.9             649.1
                                              ----------    -----------      -----------     -----------   -------------
Balance as of December 31, 2000.............      25.1            349.8            178.3         553.2           3,619.0
                                              ----------    -----------      -----------     -----------   -------------
ACCUMULATED DEPRECIATION
Balance as of January 1, 2000...............       0.2               --              4.4           4.6              49.9
Change in scope of consolidation............        --               --               --            --              21.8
Additions...................................        --               --              0.8           0.8               5.1
Disposals...................................        --               --              0.7           0.7              19.1
Transfers, including exchange rate
  changes...................................        --               --             (0.2)         (0.2)            (28.4)
                                              ----------    -----------      -----------     -----------   -------------
Balance as of December 31, 2000.............       0.2               --              4.3           4.5              29.3
                                              ----------    -----------      -----------     -----------   -------------
NET BOOK VALUE AS OF DECEMBER 31, 2000......  E   24.9      E     349.8      E     174.0     E   548.7     E     3,589.7
                                              ----------    -----------      -----------     -----------   -------------

    In 2001, additions to "Shares in affiliated companies" resulted from a capital increase at BASF Future Business GmbH of E200 million intended to develop new business areas. Changes in the scope of consolidation resulted from the inclusion of the joint ventures BASF NOF Coatings Company Ltd., Japan; BASF SONATRACH Propanchem S.A., Spain; Ellba Eastern Private Ltd., Singapore, and BASF-YPC Company, China, in the scope of consolidation.

    In 2000, additions and transfers of "Shares in associated companies" were caused by the contribution of the polyolefins businesses of Elenac and Targor into the joint venture Basell N.V. and the contribution of BASF's textile dye business into the joint venture DyStar. These joint ventures

                                   BASF GROUP
are accounted for according to the equity method. Changes in scope of consolidation of "Shares in affiliated companies" relate to the consolidation of BASF PETRONAS Chemicals Sdn. Bhd. Additions to "Shares in affiliated companies" relate to BASF SONATRACH Propanchem S.A., Spain, and BASF Styrenics Holding Company including its subsidiary (formerly Pushpa Polymers Private Ltd., Mumbai, India).

OTHER FINANCIAL ASSETS

    The book and market values of available-for-sale "Securities held as fixed assets" and "Shares in participating interests" is summarized below:

                                                               2001                                      2000
                                              ---------------------------------------   --------------------------------------
                                                 BOOK         MARKET      UNREALIZED       BOOK         MARKET      UNREALIZED
                                                VALUES        VALUES         GAINS        VALUES        VALUES        GAINS
                                              -----------   -----------   -----------   -----------   -----------   ----------
                                                                            (EUROS IN MILLIONS)
Fixed-term interest bearing securities......  E       1.5   E       1.5           --             --            --           --
Mutual funds................................          6.2           6.2           --           22.5          22.5           --
Other shareholdings and securities..........        249.1         366.1        117.0          234.4         322.1         87.7
                                              -----------   -----------   -----------   -----------   -----------   ----------
TOTAL.......................................  E     256.8   E     373.8   E    117.0    E     256.9   E     344.6   E     87.7
                                              -----------   -----------   -----------   -----------   -----------   ----------

    The disposal of available-for-sale securities generated neither proceeds nor gains in 2001. In 2000, the disposal of available-for-sale securities led to proceeds of E7.0 million and a gain of E0.1 million.

16.  INVENTORIES

                                                                  2001            2000
                                                              -------------   -------------
                                                                   (EUROS IN MILLIONS)
Raw materials and factory supplies..........................  E     1,176.1   E     1,196.0
Work-in-process, finished goods and merchandise.............        3,759.9         3,991.5
Construction in progress....................................           56.2             9.7
Advance payments............................................           14.6            14.4
                                                              -------------   -------------
TOTAL.......................................................  E     5,006.8   E     5,211.6
                                                              -------------   -------------

    "Work-in-process" and "Finished goods and merchandise" are combined into one item due to the production conditions in the chemical industry.

    The acquisition or production cost of raw materials, work in process, finished goods and merchandise is mainly determined by the last-in-first-out
(LIFO) method. Factory supplies are carried predominantly at average cost. Inventories of E3,130.2 million or 63% of total inventories in 2001 and E3,225.9 million or 62% of total inventories in 2000 are valued according to the LIFO method. The difference between the carrying value determined according to the LIFO method and higher average cost is E72.0 million in 2001 and E255.0 million in 2000.

                                   BASF GROUP

17.  RECEIVABLES AND OTHER ASSETS

                                                              2001                          2000
                                                   ---------------------------   ---------------------------
                                                                     THEREOF                       THEREOF
                                                                   NON-CURRENT                   NON-CURRENT
                                                                   -----------                   -----------
                                                                      (EUROS IN MILLIONS)
Accounts receivable, trade.......................  E     5,875.5   E     16.7    E     6,067.6   E      24.7
Receivables from affiliated companies............          631.9          0.6            916.9           2.5
Receivables from associated companies and other
  participating interests........................          248.4           --            319.9            --
Other assets.....................................        1,283.3        183.4          1,822.3         159.1
                                                   -------------   -----------   -------------   -----------
Miscellaneous receivables and other assets.......        1,531.7        183.4          2,142.2         159.1
                                                   -------------   -----------   -------------   -----------
TOTAL............................................  E     8,039.1   E    200.7    E     9,126.7   E     186.3
                                                   -------------   -----------   -------------   -----------

COMPOSITION OF OTHER ASSETS

                                                                  2001            2000
                                                              -------------   -------------
                                                                   (EUROS IN MILLIONS)
Tax refund claims...........................................  E       457.5   E       616.0
Loans and interest receivables..............................          116.5           103.7
Receivables from commission sales...........................            0.8             3.5
Receivables from the sale of non-trade assets...............           17.9            90.1
Employee receivables........................................           43.1            44.2
Rents and deposits..........................................           48.6            41.4
Insurance claims............................................           25.2            25.3
Other.......................................................          573.7           898.1
                                                              -------------   -------------
TOTAL.......................................................  E     1,283.3   E     1,822.3
                                                              -------------   -------------

    Prepaid expenses accounted for E131.1 million in 2001 and E15.1 million in 2000. In particular, "Other" includes in 2000 accruals from financial derivatives of E266.5 million.

VALUATION ALLOWANCES FOR DOUBTFUL ACCOUNTS

                                                                                 NOT AFFECTING
                                BALANCE AS OF       AFFECTING INCOME                 INCOME                  BALANCE AS OF
                                 JANUARY 1,     -------------------------   ------------------------          DECEMBER 31,
                                    2001         ADDITIONS     RELEASES     ADDITIONS     RELEASES                2001
                                -------------   -----------   -----------   ----------   -----------   --------------------------
                                                                       (EUROS IN MILLIONS)
Accounts receivables, trade...   E     404.1    E    228.7    E    108.4    E    78.1    E    110.6    E                    491.9
Miscellaneous receivables and
  other assets................          81.6           9.7          20.7          2.5           5.7    E                     67.4
                                 -----------    -----------   -----------   ----------   -----------   --------------------------
TOTAL.........................   E     485.7    E    238.4    E    129.1    E    80.6    E    116.3    E                    559.3
                                 -----------    -----------   -----------   ----------   -----------   --------------------------

                                   BASF GROUP

                                                                                 NOT AFFECTING
                                BALANCE AS OF       AFFECTING INCOME                 INCOME                  BALANCE AS OF
                                 JANUARY 1,     -------------------------   ------------------------          DECEMBER 31,
                                    2000         ADDITIONS     RELEASES      ADDITIONS     RELEASES               2000
                                -------------   -----------   -----------   -----------   ----------   --------------------------
                                                                       (EUROS IN MILLIONS)
Accounts receivables, trade...   E     368.2    E    108.3    E    146.3    E     95.3    E    21.4    E                    404.1
Miscellaneous receivables and
  other assets................          74.1          27.6           6.1          12.9         26.9                          81.6
                                 -----------    -----------   -----------   -----------   ----------   --------------------------
TOTAL.........................   E     442.3    E    135.9    E    152.4    E    108.2    E    48.3    E                    485.7
                                 -----------    -----------   -----------   -----------   ----------   --------------------------

                                                                                  NOT AFFECTING
                                   BALANCE AS OF      AFFECTING INCOME               INCOME                  BALANCE AS OF
                                    JANUARY 1,     -----------------------   -----------------------          DECEMBER 31,
                                       1999        ADDITIONS     RELEASES    ADDITIONS     RELEASES               1999
                                   -------------   ----------   ----------   ----------   ----------   --------------------------
                                                                        (EUROS IN MILLIONS)
Accounts receivables, trade......   E     320.8    E    46.7    E     5.0    E    15.6    E     9.9    E                    368.2
Miscellaneous receivables and
  other assets...................          78.7          6.8          7.6          6.6         10.4                          74.1
                                    -----------    ----------   ----------   ----------   ----------   --------------------------
TOTAL............................   E     399.5    E    53.5    E    12.6    E    22.2    E    20.3    E                    442.3
                                    -----------    ----------   ----------   ----------   ----------   --------------------------

    Additions and releases not affecting income relate primarily to changes in scope of consolidation, to translation adjustments and write-offs of receivables previously provided for. Valuation allowances for trade accounts receivable include probable losses associated with the political and economic conditions in certain countries, disallowing or postponing the remittance of foreign exchange to the creditors.

18.  MARKETABLE SECURITIES

                                                               2001                                      2000
                                              ---------------------------------------   ---------------------------------------
                                                 BOOK         MARKET      UNREALIZED       BOOK         MARKET      UNREALIZED
                                                VALUES        VALUES         GAINS        VALUES        VALUES         GAINS
                                              -----------   -----------   -----------   -----------   -----------   -----------
                                                                             (EUROS IN MILLIONS)
Fixed-term interest bearing securities......  E      12.7   E      12.7           --    E      14.3   E      14.3            --
Shares......................................        369.6         615.9        246.3          317.2         567.0         249.8
Mutual funds................................           --            --           --           22.0          25.4           3.4
Other securities............................          0.6           0.6           --           10.6          11.7           1.1
                                              -----------   -----------   -----------   -----------   -----------   -----------
TOTAL.......................................  E     382.9   E     629.2   E    246.3    E     364.1   E     618.4   E     254.3
                                              -----------   -----------   -----------   -----------   -----------   -----------

    The disposal of available-for-sale securities generated neither proceeds nor gains in 2001. In 2000, the disposal of available-for-sale securities led to proceeds of E480.6 million and E744.2 million in 1999. The gains realized from these sales were E118.1 million in 2000 and E27.7 million in 1999.

                                   BASF GROUP

MATURITIES OF FIXED-TERM SECURITIES

                                                                 2001                       2000
                                                       ------------------------   ------------------------
                                                                       MARKET                     MARKET
                                                       BOOK VALUES     VALUES     BOOK VALUES     VALUES
                                                       -----------   ----------   -----------   ----------
                                                                       (EUROS IN MILLIONS)
Less than 1 year.....................................  E      5.1    E     5.1    E      1.9    E      1.9
Between 1 and 5 years................................         7.6          7.6          12.4          12.4
                                                       ----------    ----------   ----------    ----------
TOTAL................................................  E     12.7    E    12.7    E     14.3    E     14.3
                                                       ----------    ----------   ----------    ----------

19.  PREPAID EXPENSES

                                                                2001                        2000
                                                      -------------------------   -------------------------
                                                                      THEREOF                     THEREOF
                                                                    NON-CURRENT                 NON-CURRENT
                                                                    -----------                 -----------
                                                                       (EUROS IN MILLIONS)
Discounts...........................................  E       6.2   E      4.4    E       9.9   E       6.2
Miscellaneous.......................................        214.4         53.8          300.4         125.3
TOTAL...............................................  E     220.6   E     58.2    E     310.3   E     131.5
                                                      -----------   ----------    -----------   -----------

    "Discounts," which relate to the 5.75% Euro Bond 2000/2005 of BASF Aktiengesellschaft, are capitalized and amortized as interest expense over the term of the underlying obligations. The remaining discount of the 3% U.S. Dollar Option Bond 1986/2001 of BASF Finance Europe N.V. has been fully amortized in 2001.

20.  CAPITAL AND RESERVES

                                                                        CONDITIONAL CAPITAL
                                                              ---------------------------------------
                                                                 2001          2000          1999
                                                              -----------   -----------   -----------
                                                                        (EUROS IN MILLIONS)
January 1...................................................  E     158.3   E     164.1   E     138.7
Cancellation of option rights for option bonds to be issued
  until April 1, 2001.......................................       (102.4)           --            --
Authorization through the Annual Meeting on April 26, 2001,
  for the issuance of new shares to fulfill the exercising
  of warrants related to option bonds, which may be issued
  until April 1, 2006.......................................        384.0            --            --
Authorization through the Annual Meeting on April 26, 2001,
  for the issuance of new shares under the BASF Stock Option
  Program BOP 2001/2005 and BOP 1999/2000...................         38.4            --          38.4
Limitation of the issuance of new shares to be issued under
  the BASF Stock Option Program BOP 1999/2000 to the
  3,923,344 warrants issued until April 25, 2001, according
  to the resolution at the Annual Meeting at April 26,
  2001......................................................        (28.4)           --            --
Issuance of new shares from the conditional capital through
  the exercise of warrants attached to the 1996/2001 3% U.S.
  Dollar Option Bond of BASF Finance Europe N.V.............        (17.4)         (5.8)        (13.0)
Cancellation of warrants from the Option Bond 1996/2001.....         (0.1)           --            --
                                                              -----------   -----------   -----------
DECEMBER 31.................................................  E     432.4   E     158.3   E     164.1
                                                              -----------   -----------   -----------

                                   BASF GROUP

                                                                        AUTHORIZED CAPITAL
                                                              ---------------------------------------
                                                                 2001          2000          1999
                                                              -----------   -----------   -----------
                                                                        (EUROS IN MILLIONS)
January 1...................................................  E     500.0   E     500.0   E     306.8
Suspension of old authorization through the Annual Meeting
  on April 29, 1999.........................................           --            --        (306.8)
Authorization through the Annual Meeting on April 29, 1999
  for the issuance of new shares against cash or
  contribution in kind......................................           --            --         500.0
                                                              -----------   -----------   -----------
DECEMBER 31.................................................  E     500.0   E     500.0   E     500.0
                                                              -----------   -----------   -----------

                                                                      SUBSCRIBED CAPITAL
                                                              -----------------------------------
                                                              OUTSTANDING   SUBSCRIBED   CAPITAL
                                                                SHARES       CAPITAL     RESERVE
                                                              -----------   ----------   --------
Outstanding shares as of December 31, 2001..................  588,201,370    1,505.8     2,901.6
Repurchased shares intended to be cancelled.................    4,800,000      (12.3)       12.3
                                                              -----------    -------     -------
OUTSTANDING SHARES AS DISCLOSED IN THE FINANCIAL
  STATEMENTS................................................  583,401,370    1,493.5     2,913.9

    A total of 30,775,000 shares were acquired in 2001, of which 25,975,000 shares were cancelled in 2001. The Board of Executive Directors decided in 2001 to cancel the remaining 4,800,000 shares, which was not formally completed as of December 31, 2001. The subscribed capital is shown net of these shares.

SHARE REPURCHASE

    The Board of Executive Directors received approval at the Annual Meeting on April 26, 2001, to repurchase BASF's Shares to a maximum amount of 10% of subscribed capital until October 1, 2002. The shares shall be purchased on the stock exchange or through a public purchase offer addressed to all shareholders. If BASF Shares are purchased on a stock exchange, the price paid for the shares may not be higher than the highest market price on the buying day and it may not be lower than 25% of that market price. In the case of a public purchase offer, the price offered by BASF may be a maximum of 25% higher than the highest market price on the third trading day prior to the publishing of the public purchase offer.

    This authorization supersedes the validity of the prior authorizations to repurchase BASF Shares. The Board of Executive Directors is authorized to cancel repurchased shares without further shareholder approval.

    A sale of repurchased BASF Shares requires the respective authorization through the Annual Meeting unless the shares are utilized to serve warrants from the BASF Stock Option Program BOP 1999/2000 and BOP 2001/2005. Furthermore, repurchased shares may be sold to participants in the Stock Option Program 2001/2005, to fulfill the participants' investment requirements in BASF Shares according to the clauses of the Stock Option Program in order to meet conditions for the granting of options.

    Based on the respective authorizations, a total of 30,775,000 shares, or 5% of the issued shares have been acquired in 2001. The average purchase price was E42.22 per share. Of these shares a total of 25,975,000 shares were cancelled by December 31, 2001. The remaining 4,800,000 own shares of BASF Aktiengesellschaft were acquired for the purpose of cancellation. Therefore, the subscribed capital is shown net of these own shares at December 31, 2001. During

                                   BASF GROUP

2000, BASF purchased and cancelled a total of 15,856,500 shares, or 2.6% of issued shares, at an average price of E44.13 per share.

CONDITIONAL CAPITAL

    The Annual Meeting on April 26, 2001, authorized the Board of Executive Directors to make an additional conditional increase in the subscribed capital of up to E384.0 million to fulfill the exercising of warrants related to option bonds which may be issued until April 1, 2006.

    Conditional capital of up to E38.4 million is reserved to fulfill stock options granted under the BASF Stock Option Program BOP 2001/2005 to the members of the Board of Executive Directors and other senior executives of BASF and its subsidiaries; up to E10.0 million conditional capital is reserved to fulfill stock options from the Stock Option Program 1999/2000. An amount of less than E0.1 million is reserved to meet compensation claims of former shareholders of Wintershall.

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

CAPITAL SURPLUS

    Capital surplus includes premiums from the issuance of shares, the fair value of warrants attached to option bonds and negative goodwill from the capital consolidation resulting from acquisitions of subsidiaries against issue of BASF Shares at par value.

21.  RETAINED EARNINGS

                                                                   2001            2000            1999
                                                              --------------   -------------   -------------
                                                                    (EUROS IN MILLIONS, EXCLUDING PER
                                                                            SHARE INFORMATION)
Legal reserves..............................................  E        206.6   E       240.2   E       233.8
Other retained earnings and profit retained.................        12,015.8         8,610.9         8,767.9
- Thereof proposed dividend.................................           758.4         1,214.1           701.7
                                                              --------------   -------------   -------------
TOTAL.......................................................  E     12,222.4   E     8,851.1   E     9,001.7
                                                              --------------   -------------   -------------
Proposed dividend per share.................................  E         1.30   E        2.00   E        1.13

    The changes in scope of consolidation decreased the legal reserves by E49.9 million in 2000, by E0.7 million in 2000 and by E(0.6) million in 1999. Transfers from "Other retained earnings and profit retained" increased legal reserves by E16.3 million in 2001, by E7.1 million in 2000 and by E4.9 million in 1999.

                                   BASF GROUP

22.  MINORITY INTERESTS

                                                                         MINORITY INTEREST AMOUNT
                                                              -----------------------------------------------
COMPANY                        PARTNER                           %          2001          %          2000
-------                        -------                        --------   -----------   --------   -----------
Wingas GmbH, Kassel, Germany   Gazprom, Moscow, Russia          35.0     E      84.9     35.0     E      87.2
Hokuriku Seiyaku Co. Ltd.      Publicly traded shares
  Katsuyama-Shi, Fukui, Japan                                   Sold              --     33.3           125.0
Yangzi-BASF Styrenics Co.      Yangzi Petrochem. Corp.,
  Ltd., Nanjing, China           Nanjing, China                 40.0            61.4     40.0            62.3
Knoll Pharmaceuticals Ltd.,    Publicly traded shares
  Mumbai, India                                                 Sold              --     49.0            14.8
BASF India Ltd., Mumbai,       Publicly traded shares
  India                                                        47.31            20.1     50.0            18.0
BASF PETRONAS Chemicals        PETRONAS (Petroliam Nasional
  Sdn. Bhd., Jaya, Malaysia      Bhd.), Kuala Lumpur,
                                 Malaysia                       40.0           126.5     40.0           160.6
BASF SONATRACH PropanChem      SONATRACH, Algiers, Algeria
  S.A.,
  Tarragona, Spain                                              49.0            39.3       --              --
BASF FINA Petrochemicals       TotalFinaElf, Paris, France
  Ltd., Port Arthur, Texas                                      40.0            17.2       --              --
Others                                                                          10.3                     13.4
                                                                         -----------              -----------
                                                                         E     359.7              E     481.3
                                                                         -----------              -----------

23.  PROVISIONS FOR PENSIONS AND SIMILAR OBLIGATIONS

    In addition to governmental pension schemes, most employees are entitled to Company pension benefits resulting from defined contribution and defined benefit plans. Benefits generally depend on years of service, contribution or compensation and consider the legal, fiscal and economic conditions of the countries where companies are located.

    The pension plans for BASF Aktiengesellschaft and other German subsidiaries include a funded plan, BASF Pensionskasse, which is financed by equal contributions of employees and the Company and the returns on its assets.

    For German Group subsidiaries, additional Company pension commitments are financed primarily by pension provisions. In the case of non-German subsidiaries, pension entitlements are covered in some cases by pension provisions, but mainly by external insurance companies or pension funds.

    The valuation according to the "projected unit credit method" as defined by SFAS No. 87 is based on the following average rates:

                                                                  2001         2000
                                                                  ----       --------
    Interest rate...............................................    6.5%       6.4%
    Projected increase of wages and salaries....................    3.3        3.5
    Projected pension increase..................................    1.1        1.4
    Expected return on plan assets..............................    8.9        8.6

                                   BASF GROUP

    Development of the projected benefit obligation:

                                                                      2001            2000
                                                                  -------------   -------------
                                                                       (EUROS IN MILLIONS)
    Projected benefit obligation as of January 1................  E     6,285.8   E     6,198.3
    Service cost................................................          133.3           155.4
    Interest cost...............................................          379.3           390.2
    Benefits paid...............................................         (435.7)         (394.9)
    Participants' contributions.................................            3.2             3.7
    Change in actuarial assumptions.............................          (66.8)          (75.4)
    Settlements and other changes...............................         (419.0)          (91.7)
    Exchange rate changes.......................................           99.8           100.2
                                                                  -------------   -------------
    Projected benefit obligation as of December 31..............  E     5,979.9   E     6,285.8
                                                                  -------------   -------------

    Development of the plan assets:

                                                                      2001            2000
                                                                  -------------   -------------
                                                                       (EUROS IN MILLIONS)
    Plan assets as of January 1.................................  E     2,731.0   E     2,834.5
    Actual return on plan assets................................         (177.5)           61.8
    Employer contributions......................................           23.2            72.2
    Participants' contributions.................................            3.2             3.7
    Benefits paid...............................................         (199.4)         (179.0)
    Exchange rate changes.......................................           95.9           115.0
    Other changes...............................................          (33.2)         (177.2)
                                                                  -------------   -------------
    Plan assets as of December 31...............................        2,443.2         2,731.0
    Pre-financing of foreign plans..............................         (213.6)         (201.8)
                                                                  -------------   -------------
    Plan assets as of December 31 excluding pre-financing.......  E     2,229.6   E     2,529.2
                                                                  -------------   -------------

    The valuation of the pension fund assets of foreign pension funds under SFAS No. 87 showed the pre-financing shown above.

    The funded status, excluding pre-financing, is as follows:

                                                                      2001            2000
                                                                  -------------   -------------
                                                                       (EUROS IN MILLIONS)
    Projected benefit obligation as of December 31..............  E     5,979.9   E     6,285.8
    Less pension fund assets as of December 31, excluding
      pre-financing.............................................        2,229.6         2,529.2
                                                                  -------------   -------------
    Funded status...............................................        3,750.3         3,756.6
    Unrecognized amounts........................................         (150.3)          132.9
    Provisions for pensions.....................................        3,600.0         3,889.5
    Provisions for similar obligations..........................          352.7           338.8
                                                                  -------------   -------------
    Provisions for pensions and similar obligations.............  E     3,952.7   E     4,228.3
                                                                  -------------   -------------

    Similar obligations refer to commitments by BASF's North American Group companies to provide for the costs of medical and life insurance benefits for employees and eligible dependents

                                   BASF GROUP
after retirement. They are based upon an actuarial valuation, considering the future cost trend and a discount rate of 7.5%.

    Composition of the net periodic pension cost:

                                                                     2001          2000          1999
                                                                  -----------   -----------   -----------
                                                                            (EUROS IN MILLIONS)
    Service cost................................................  E     133.3   E     155.4   E     136.6
    Interest cost...............................................        379.3         390.2         354.7
    Expected return on plan assets..............................       (233.5)       (203.4)       (182.4)
    Amortization of prior service cost..........................         10.0           9.2            --
    Other amortization amounts..................................         (0.1)           --           0.1
    Settlement gains............................................        (32.1)        (52.7)        (26.0)
                                                                  -----------   -----------   -----------
    Expenses for defined benefit plans..........................        256.9         298.7         283.0
    Expenses for defined contribution plans.....................         81.9          75.6          82.3
    Expenses for similar obligations............................         33.4          26.7          23.4
                                                                  -----------   -----------   -----------
    Net periodic pension cost...................................  E     372.2   E     401.0   E     388.7
                                                                  -----------   -----------   -----------

24.  OTHER PROVISIONS

                                                                 2001                            2000
                                                     -----------------------------   -----------------------------
                                                                        THEREOF                         THEREOF
                                                                        CURRENT                         CURRENT
                                                                     -------------                   -------------
                                                                          (EUROS IN MILLIONS)
Oil and gas production.............................  E       368.3              --   E       367.7              --
Environmental protection and remediation costs.....          309.1           146.5           269.0           133.3
Personnel costs....................................        1,247.0           836.2         1,297.2           856.0
Sales and purchase risks...........................          841.1           833.9           788.4           776.0
Integration, shutdown and restructuring costs......          421.4           359.4           285.0           250.5
Legal, damage claims, guarantees and related
  commitments......................................        1,873.0           426.2           829.5           191.4
Maintenance and repair costs.......................           91.0            26.8           120.3            81.6
Outstanding billings from suppliers................           87.1            87.1           132.0           132.0
Other..............................................          331.6           242.5           447.7           398.5
                                                     -------------   -------------   -------------   -------------
                                                     E     5,569.6   E     2,958.6   E     4,536.8   E     2,819.3
                                                     -------------   -------------   -------------   -------------

    OIL AND GAS PRODUCTION: Accrued costs for filling of wells and the removal of production equipment after the end of production are accumulated by installments during the expected production period.

    ENVIRONMENTAL PROTECTION AND REMEDIATION COSTS: Expected costs for rehabilitating contaminated sites, water protection, recultivating landfills, removal of environmental pollution at existing production or warehouse equipment and other measures.

    PERSONNEL COSTS: The personnel cost provision includes obligations to grant long-time service bonuses and anniversary payments, vacation pay, variable compensation including related social security contributions and other accruals as well as provisions for early retirement and short-working programs for employees nearing retirement. Most German BASF companies have various

                                   BASF GROUP
programs that entitle employees who are at least 55 years old to reduce their working hours to 50% for up to six years. Under such arrangements, employees generally work full time during the first half of the transition period and leave the Company at the start of the second period. Employees receive a minimum 85% of their net salary throughout the transition period.

    SALES AND PURCHASE RISKS: The sales and purchase risks provision includes warranties, product liability, customer rebates, payment discounts and other price reductions, sales commissions and provisions for expected losses on committed purchases or similar obligations.

    INTEGRATION, SHUTDOWN AND RESTRUCTURING COSTS: Such provisions include severance payments to employees as well as specific site shutdown or restructuring costs, including the costs for demolition and similar measures.

    The movement in shutdown and restructuring provisions is as follows:

                                                                                             AMOUNT
                                          AMOUNT                                             ACCRUED
                                          ACCRUED                                             AS OF
                                     AS OF JANUARY 1,    AMOUNT PAID IN   OTHER CHANGES   DECEMBER 31,
                                           2001               2001            2001            2001
                                     -----------------   --------------   -------------   -------------
                                                            (EUROS IN MILLIONS)
Severance..........................     E     193.3       E      (49.6)    E      93.6     E     237.3
Plant closure and demolition.......            61.3              (50.4)          110.1           121.0
Other..............................            30.4               (9.6)           42.3            63.1
                                        -----------       ------------     -----------     -----------
TOTAL..............................     E     285.0       E     (109.6)    E     246.0     E     421.4
                                        -----------       ------------     -----------     -----------

                                                                                             AMOUNT
                                          AMOUNT                                             ACCRUED
                                          ACCRUED                                             AS OF
                                     AS OF JANUARY 1,    AMOUNT PAID IN   OTHER CHANGES   DECEMBER 31,
                                           2000               2000            2000            2000
                                     -----------------   --------------   -------------   -------------
                                                            (EUROS IN MILLIONS)
Severance..........................     E     111.3       E     (144.7)    E     226.7     E     193.3
Plant closure and demolition.......            52.6              (14.5)           23.2            61.3
Other..............................            17.0              (65.7)           79.1            30.4
                                        -----------       ------------     -----------     -----------
TOTAL..............................     E     180.9       E     (224.9)    E     329.0     E     285.0
                                        -----------       ------------     -----------     -----------

                                                                                             AMOUNT
                                          AMOUNT                                             ACCRUED
                                          ACCRUED                                             AS OF
                                     AS OF JANUARY 1,    AMOUNT PAID IN   OTHER CHANGES   DECEMBER 31,
                                           1999               1999            1999            1999
                                     -----------------   --------------   -------------   -------------
                                                            (EUROS IN MILLIONS)
Severance..........................     E      98.0       E      (42.9)    E      56.2     E     111.3
Plant closure and demolition.......            47.7              (36.4)           41.3            52.6
Other..............................            13.0               (4.6)            8.6            17.0
                                        -----------       ------------     -----------     -----------
TOTAL..............................     E     158.7       E      (83.9)    E     106.1     E     180.9
                                        -----------       ------------     -----------     -----------

    In 2001, provisions for severance payments had to be set up for the planned shutdown of numerous plants and production sites located predominantly in North America (NAFTA), South

                                   BASF GROUP

America, the United Kingdom, the Netherlands and Italy. Further charges arose from the restructuring of the Company's sales and marketing organization.

    In 2000, provisions for severance costs for employees resulted from the integration of the crop protection business acquired from American Home Products Corp. (AHP) and from the workforce reduction in the Pharmaceuticals segment. Provisions of E403.7 million were accrued for these measures, thereof
E243 million for severance cost of employees of the acquired crop protection business of AHP without a charge to profits.

    In 1999, BASF approved plans to close the multi-division site in Medellin, Colombia, the Performance Products site in Ellesmere Port, United Kingdom, the Pharmaceuticals production site in Beeston, United Kingdom, and the Fertilizers site in Ostend, Belgium. These plans represent primarily severance costs for employees associated with these sites as well as demolition costs and the cost of fulfilling contractual obligations after the sites were closed. Pretax charges of E123.9 million were recorded for these measures, which were expected to be substantially completed in the year 2000.

    LEGAL, DAMAGE CLAIMS, GUARANTEES AND RELATED COMMITMENTS: Provisions are recorded for the expected cost of outstanding litigation and claims of third parties, including regulatory authorities, other guarantees and warrantees for trust proceedings. The significant proceedings are described in Note 26.

    Additions in 2001 relate to guarantees granted and risks retained in connection with the sale of the pharmaceuticals business. An additional
E200 million resulted from the fine imposed by the E.U. Commission for violations of anti-trust laws relating to the sale of vitamin products. The provisions set up hitherto were insufficient due to the unexpectedly high fine.

    MAINTENANCE AND REPAIR COSTS: Provision for maintenance and repair costs covers omitted maintenance procedures as of the end of the year that are expected to be incurred within the first three months of the following year and certain provisions for the overhauling of large-scale plants within prescribed intervals.

25.  LIABILITIES

FINANCIAL LIABILITIES

                                                                      2001            2000
                                                                  -------------   -------------
                                                                       (EUROS IN MILLIONS)
    5.75% Euro Bond 2000/2005 of BASF Aktiengesellschaft........  E     1,250.0   E     1,250.0
    3% U.S. Dollar Option Bond 1986/2001 of BASF Finance Europe
      N.V. repaid in 2001.......................................             --           247.8
    Other bonds.................................................          311.9           277.4
    Comercial paper.............................................           30.6         4,455.3
                                                                  -------------   -------------
    Bonds and other liabilities to the capital market...........        1,592.5         6,230.5
    Liabilities to credit institutions..........................        1,242.5         1,661.4
                                                                  -------------   -------------
    Financial liabilities.......................................  E     2,835.0   E     7,891.9
                                                                  -------------   -------------

                                   BASF GROUP

    Financial liabilities are denominated predominantly in the following currencies and have the following average interest rates for short-term liabilities:

                                                             2001            2000            2001            2000
                                                         -------------   -------------   ------------   --------------
                                                                              (EUROS IN MILLIONS)
U.S. dollars...........................................  E       803.1   E     4,906.4            5.9%            7.2%
Euros..................................................        1,385.5         2,000.9            4.3%            4.6%
Chinese renminbi.......................................          156.8           223.5            5.2%            5.7%
Other..................................................          489.6           761.1            9.4%           11.6%
                                                         -------------   -------------   ------------   --------------
TOTAL..................................................  E     2,835.0   E     7,891.9            7.3%            8.0%
                                                         -------------   -------------   ------------   --------------

    Financial liabilities have the following maturities as of December 31, 2001:

                                                             (EUROS IN MILLIONS)
                                                             -------------------
2002.......................................................     E       909.4
2003.......................................................             184.0
2004.......................................................              55.4
2005.......................................................           1,305.6
2006.......................................................              57.4
Thereafter.................................................             323.2
                                                                -------------
TOTAL......................................................     E     2,835.0
                                                                -------------

    The 5.75% Euro Bond 2000/2005 of BASF Aktiengesellschaft was issued in July 2000 in the amount of E1,250 million. The Bond is listed on the Frankfurt Stock Exchange and the Stuttgart Stock Exchange.

    The 3% U.S. Dollar Option Bond 1986/2001 of BASF Finance Europe N.V. was repaid on April 9, 2001.

LIABILITIES TO CREDIT INSTITUTIONS

    Liabilities to credit institutions relate to a large number of different credit institutions in various countries. Liabilities to credit institutions denominated in Chinese renminbi result from the local financing of Chinese joint ventures.

    At the end of 2001, the Company had committed and unused credit lines of E2,800 million with variable interest rates. In addition, the Company had E410 million uncommitted credit lines free of charges.

                                   BASF GROUP

MISCELLANEOUS LIABILITIES

                                                                 2001                            2000
                                                     -----------------------------   -----------------------------
                                                                        THEREOF                         THEREOF
                                                                        CURRENT                         CURRENT
                                                                     -------------                   -------------
                                                                          (EUROS IN MILLIONS)
Advances received on account of orders.............  E       105.9   E       103.9   E        48.5   E        41.1
Liabilities on bills...............................           24.3            24.3            59.7            59.7
Liabilities to companies in which participations
  are held.........................................          297.3           293.6           330.2           329.8
Tax liabilities....................................          281.5           281.2           451.3           450.1
Liabilities relating to social security............          152.4           152.4           157.3           157.3
Non-trade liabilities to joint venture partners....          466.4            16.1           481.6            27.4
Other miscellaneous liabilities....................        1,658.4         1,141.7         1,661.5         1,399.0
                                                     -------------   -------------   -------------   -------------
Total..............................................        2,986.2         2,013.2         3,190.1         2,464.4
Deferred income....................................          351.4           165.9           397.0           177.5
                                                     -------------   -------------   -------------   -------------
Total miscellaneous liabilities and deferred
  income...........................................  E     3,337.6   E     2,179.1   E     3,587.1   E     2,641.9
                                                     -------------   -------------   -------------   -------------

    Liabilities to companies in which participations are held include liabilities to joint ventures accounted for using the proportional consolidation method of E254.4 million as of December 31, 2001 and of E143.4 million as of December 31, 2000, and liabilities relating to associated companies accounted for under the equity or costs method of E42.9 million as of December 31, 2001 and E186.8 million as of December 31, 2000.

    Generally, non-trade liabilities to companies in which participations are held bear interest at market rates plus a mark-up of less than 1%.

    Non-trade liabilities to joint venture partners are related to the financing of fixed assets projects. In 2001, liabilities of E450.3 million carry interest at rates of between 6.30% to 6.98%. E362.8 million of them mature after more than five years.

MATURITIES OF LIABILITIES

                                                             2001                           2000
                                                 ----------------------------   -----------------------------
                                                    CURRENT      OVER 5 YEARS      CURRENT       OVER 5 YEARS
                                                 -------------   ------------   --------------   ------------
                                                                     (EUROS IN MILLIONS)
Bonds and other liabilities to the capital
  market.......................................  E        15.5   E     310.5    E      4,670.2   E     259.4
Liabilities to credit institutions.............          893.9          77.4           1,409.8          38.6
Accounts payable, trade........................        2,451.7          11.3           2,828.9           5.4
Liabilities to affiliated companies............          510.0            --             318.4            --
Advances received on account of orders.........          103.9            --              41.1            --
Liabilities on bills...........................           24.3            --              59.7            --
Liabilities to companies in which
  participations are held......................          293.6            --             329.8            --
Other miscellaneous liabilities................        1,591.4         496.4           2,033.9         548.7
                                                 -------------   -----------    --------------   -----------
TOTAL..........................................       E5,884.3        E895.6         E11,691.8        E852.1

                                   BASF GROUP

SECURED LIABILITIES

                                                              2001            2000
                                                              ----         ----------
                                                                     (EUROS IN
                                                                     MILLIONS)
Liabilities to credit institutions..........................  E      9.4   E     31.4
Miscellaneous liabilities...................................         1.0          1.9
                                                              ----------   ----------
                                                              E     10.4   E     33.3
                                                              ----------   ----------

    The above liabilities are collateralized by mortgages, land charges or securities. In addition, covenants were given with regard to adherence to certain balance sheet ratios.

CONTINGENT LIABILITIES

    Contingent liabilities as listed below, have not been accrued as the risk of loss is not considered propable.

                                                                2001          2000
                                                             -----------   -----------
                                                                (EUROS IN MILLIONS)
Bills of exchange..........................................  E      60.4   E      93.2
- Thereof to affiliated companies..........................          0.6           2.7
Guarantees.................................................        282.6         285.5
Warranties.................................................         48.4          48.6
Granting collateral on behalf of third-party liabilities...         15.6           8.7
                                                             -----------   -----------
                                                             E     407.0   E     436.0
                                                             -----------   -----------

OTHER FINANCIAL OBLIGATIONS

                                                                  2001            2000
                                                              -------------   -------------
                                                                   (EUROS IN MILLIONS)
Remaining cost of construction in progress..................  E     2,982.4   E     3,966.3
- Thereof purchase commitment...............................          466.4           512.6
Commitments from long-term rental and leasing contracts.....          926.1         1,173.0
Repurchase commitments......................................          193.2           781.9
Capital contribution and loan commitments...................            2.5           635.7
                                                              -------------   -------------
TOTAL.......................................................  E     4,104.2   E     6,556.9
                                                              -------------   -------------

    Repurchase commitments are related to accounts receivables.

    In 2000, BASF had payment commitments for equity contributions and loans to BASF-YPC Company Ltd., which was not yet included in the scope of consolidation. BASF-YPC Company Ltd. is building the Verbund site in Nanjing, China, together with BASF's partner SINOPEC.

                                   BASF GROUP

    Obligations from rental and lease contracts are due as follows:

                                                             (EUROS IN MILLIONS)
                                                             -------------------
2002.......................................................           E225.3
2003.......................................................            160.0
2004.......................................................            125.4
2005.......................................................            105.8
2006.......................................................             84.0
2007 and thereafter........................................            225.6
                                                                 -----------
TOTAL......................................................      E     926.1
                                                                 -----------

PURCHASE COMMITMENTS FOR RAW MATERIALS AND NATURAL GAS FROM LONG-TERM CONTRACTS

    The Company has entered into long-term purchase contracts for natural gas, the vast majority of which are coupled with long-term supply contracts to customers. In addition, the Company purchases raw materials globally, both on the basis of long-term contracts and in spot markets. In general, such commitments are at prices that are regularly adjusted to market conditions. The fixed and determinable portions of long-term purchase contracts with a remaining term of more than one year as of December 31, 2001, are as follows:

                                                             (EUROS IN MILLIONS)
                                                             -------------------
2002.......................................................          E6,618.0
2003.......................................................           3,541.0
2004.......................................................           2,313.0
2005.......................................................           1,860.0
2006.......................................................           1,723.0
2007 and thereafter........................................          10,807.0
                                                               --------------
TOTAL......................................................    E     26,862.0
                                                               --------------

26.  LITIGATION AND CLAIMS

    In the context of its ordinary business operations, BASF is a defendant in class action lawsuits brought before United States courts and individual actions before labor courts and civil courts or comparable institutions in Germany and abroad. Significant proceedings are discussed below.

ANTITRUST CLAIMS RELATING TO VITAMINS

    In 1999 and in 2000, BASF Aktiengesellschaft as well as BASF Australia Ltd. entered into agreements with the United States Department of Justice and the Canadian Competition Bureau and the Australian Department of Justice by which BASF Aktiengesellschaft and BASF Australia Ltd. agreed to plead guilty to certain violations of antitrust laws relating to the sale of vitamin products in the respective countries. The relevant courts accepted the guilty pleas and the recommended fines of $225 million, C$19 million and A$7.5 million. On
November 21, 2001, the European Commission imposed a fine of E296.2 million against BASF Aktiengesellschaft. BASF has appealed against this decision.

    Proceedings are still running in Mexico, Brazil and Australia (relating only to vitamin C).

                                   BASF GROUP

BASF has agreed to settle the class action lawsuits with plaintiffs that purchased products directly from vitamin manufacturers. Terms of the settlement agreement call for seven vitamin manufacturers to contribute $1.17 billion. The Company's share of this settlement is $287 million. The United States district court for the District of Columbia granted final approval of the proposed settlement on March 28, 2000. Because numerous large customers have elected to opt out of the proposed settlement, BASF Aktiengesellschaft's share has been reduced to $90 million including fees of the plaintiffs' attorneys. Individual settlements with a series of such customers have been concluded. The payments for these settlements are within the range indicated above.

    State court actions on behalf of indirect purchasers are proceeding separately in approximately 28 states. BASF has agreed to settle state class action lawsuits in 24 states. Terms of the settlement agreements call for six vitamin manufacturers to contribute up to $396 million, subject to approval of the settlements in various state courts. If the settlements are finally approved, BASF Aktiengesellschaft will be obligated to pay up to $97 million of the total amount. All settlements have been granted preliminary approval. Further claims for damages have been filed in Canada, New Zealand and in Australia.

    The Company has established provisions for the costs that it can currently anticipate in excess of the amounts agreed upon and paid. BASF does not believe that the additional charges relating to unsettled vitamin antitrust proceedings will have a substantial impact on the profitability of the Company.

SYNTHROID-REGISTERED TRADEMARK- RELATED CLAIMS

    This proceeding concerned class action lawsuits against Knoll Pharmaceutical Company (KPC) of BASF's Pharmaceutical business, discontinued in 2001. The lawsuits challenged Knoll's delaying the publication of a study comparing Synthroid-Registered Trademark- to certain branded and generic products.

    Final approval of a proposed settlement of 1997 was not granted. Knoll subsequently negotiated a new proposed settlement with consumers and third-party payors providing for a payment of $25.5 million in addition to the $98 million paid into escrow in late 1997 (plus the accrued interest thereon). The United States District Court of Chicago granted final approval of the new proposed settlement on August 4, 2000. A number of appeals have been filed. On
August 31, 2001, the United States Court of Appeals granted final confirmation of the settlement. However, the district court needs to determine attorneys' fees and costs before the payment is made.

ADDITIONAL PROCEEDINGS

    In 2001, class action lawsuits against BASF Aktiengesellschaft and some of its affiliates were filed at United States Courts. It was alleged that sales of automotive refinish coatings had violated antitrust laws. BASF considers these allegations to be unfounded and will consequently file for dismissal of the lawsuits.

27.  STOCK-BASED COMPENSATION

    BASF STOCK OPTION PROGRAM (BOP): The Annual Meeting of April 26, 2001, approved the modified BASF stock option program for senior executives of the Company worldwide. For information on the increase of conditional capital, see
Note 20. Approximately 1,200 senior executives, including the Board of Executive Directors, are authorized to participate in this program.

                                   BASF GROUP

    To participate in the stock option program, each participant must make an individual investment in BASF Shares in the amount of 10% to 30% of his or her individual variable compensation. The number of shares to be applied for through the BOP program is determined by the defined amount of the variable compensation and the weighted average market price quotation for BASF Shares, which was E47.87 on April 27, 2001. The options of the Stock Option Program 2001 can be exercised between July 1, 2003 and the 15th day after the Annual Meeting in 2009.

    For each BASF Share of the individual investment, a participant receives four options, each of which entitles a holder to purchase a maximum of two BASF Shares (Share A and Share B) at a price lower than the market price if, on the exercise date of the option, the exercise hurdles described below have been exceeded.

    Options to purchase Share A may be exercised if the market price of BASF Shares exceeds 30% of the market price at the grant date of the options. The exercise price of Share A will be the market price at the exercise date less the share price increase since granting the option (this reduction is limited to 100% of the grant price). Options to purchase Share B may be exercised if the cumulative percentage performance of BASF Shares exceeds the percentage performance of the Dow Jones Global Chemicals Total Return Index (DJ Chemicals). The exercise price of Share B will be the market price at the exercise date of the option minus twice the percentage outperformance of BASF Shares compared to the DJ Chemicals index.

    Each option right may only be exercised if the performance targets are achieved and may only be exercised once, meaning that if only one performance target is met and that option is exercised, the other option right expires. The option can be exercised within one month after the target is met. The maximum gain for a participant from the BOP program is limited to 10 times the original individual investment.

    The BOP 1999 and BOP 2000 stock option programs were structured in a similar way to the BOP 2001 program. The options granted may be exercised between the day after the Annual Meetings in 2002 and 2003 and the 15th day after the Annual Meetings in 2005 and 2006, respectively. The benchmark index to determine the value of the option on Share B is the Dow Jones EURO STOXX(SM) Total Return Index (EURO STOXX(SM)). To participate in the BOP program, each participant must make an individual investment in BASF Shares in the amount of 10% to 30% of his or her individual variable compensation. The invested amount is used to purchase BASF Shares at the market price of the first business day after the Annual Meeting, which was E47.80 on April 28, 2000 for the BOP 2000 stock option program and E41.60 on April 30, 1999 for the BOP 1999 stock option program.

    Details on the fair value and the number of options issued are described below. The fair value of BOP 2001 is calculated based on the full-term structure of interest rates given by deposit and

                                   BASF GROUP
swap rates, as quoted April 27, 2001. For BOP 2000 and BOP 1999, a risk-free interest rate of 5.39% and 3.59% is used, respectively.

                                                                          BASF STOCK OPTION PROGRAM
                                                                 -------------------------------------------
                                                                      2001            2000          1999
                                                                 ---------------   -----------   -----------
    Fair value at grant date...................................  E         35.91   E     29.59   E     25.04
    Parameter used*:
    Dividend (yield) of BASF Shares............................  E     1.30 p.a.         2.59%         3.11%
    Volatility of BASF Shares..................................              30%           30%           30%
    Volatility of Index**......................................              20%           20%           20%
    Correlation BASF quotation : Index**.......................              50%           60%           60%

---------------

* Assuming a continuous exercise of the options during the exercise period of 6 years for options of 2001 and 3 years for options of 2000 and 1999

**  2001: DJ Chemicals, 2000 and 1999: EURO STOXX(SM)

                                                                BASF STOCK OPTION PROGRAM
                                                            ---------------------------------
                                                              2001        2000        1999
                                                            ---------   ---------   ---------
    Number of options outstanding as of January 1.........  2,057,003   1,172,728          --
    Number of options granted.............................  1,133,204     917,016   1,178,440
    Number of options lapsed*.............................     97,475      32,741       5,712
                                                            ---------   ---------   ---------
    Number of options outstanding as of December 31.......  3,092,732   2,057,003   1,172,728

---------------

* Option rights lapse if the option holders no longer work for BASF or have sold part of their BOP shares

    Total compensation cost for the stock option programs is determined by valuing the number of outstanding options with the fair value of the options at the grant date. This total compensation cost will be recognized by a charge to income over the period in which the related employees' services are rendered (2001: two years, 2000 and 1999: three years). Compensation cost of E30.2 million was recorded in 2001, E15.9 million in 2000 and E6.5 million in 1999.

    BASF "PLUS" INCENTIVE SHARE PROGRAM: In 1999, BASF started an incentive share program called "plus" for all eligible employees except the senior executives entitled to participate in the BOP. Currently, employees of German and of various European and Mexican subsidiaries are entitled to participate in the program.

    Each participant must make an individual investment in BASF Shares from his or her variable compensation. For each 10 BASF Shares purchased in the program, a participant receives one BASF Share at no cost after one, three, five, seven and 10 years of holding the BASF Shares. The right to receive free BASF Shares expires if a participant sells the individual investment in BASF Shares, if the participant stops working for the Company or one year after retirement.

                                   BASF GROUP

    Details on the incentive share program are described below.

                                                                BASF INCENTIVE SHARE PROGRAM "PLUS"
                                                               -------------------------------------
                                                                 2001           2000          1999
                                                               ---------      --------      --------
    Number of shares held as individual investment as of
      January 1..............................................    745,840      220,840            --
    Number of shares added to the individual investment......    434,800      544,730       223,980
    Number of subscription rights lapsed.....................     49,960       19,730         3,140
                                                               ---------      -------       -------
    Number of shares held as individual investment as of
      December 31............................................  1,130,680      745,840       220,840

    The Company provides for the value of the free shares over the period until the shares are to be issued based on the year-end price of BASF Shares. Compensation cost of E4.4 million was recorded in 2001, E2.7 million in 2000 and E1.1 million in 1999.

28.  FINANCIAL INSTRUMENTS AND DERIVATIVE INSTRUMENTS

    DERIVATIVE INSTRUMENTS: The Company is exposed to foreign currency, interest rate and commodity risks during the normal course of business. In cases where the Company intends to hedge against these risks, derivatives are used, including forward exchange contracts, currency options, interest rate/currency swaps or combined instruments or commodity derivatives. In addition, derivative instruments are used to replace transactions in original financial instruments, such as shares or fixed-interest securities. Derivative instruments are only used if they have a corresponding underlying position or planned transaction arising from the operating business, cash investments and financing. The leverage effect that can be achieved with derivatives is deliberately not used. The derivative instruments held by the Company are not held for the purpose of speculation.

    Where derivatives have a positive market value, the Company is exposed to credit risks in the event of non-performance of their counterparts. The credit risk is minimized by exclusively trading contracts with major creditworthy financial institutions.

    To ensure efficient risk management, market risks are centralized at BASF Aktiengesellschaft, except when certain subsidiaries have been authorized to close derivative contracts under the principles mentioned above. The Company has developed and implemented internal guidelines based on the principles of separation of functions for completion and execution of derivative instruments.

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

    FOREIGN EXCHANGE AND INTEREST RATE RISK MANAGEMENT: Foreign currency derivatives are primarily aimed at hedging the exchange rate risk against the U.S. dollar, the Canadian dollar, the Australian dollar, the British pound, the Swiss franc, the Japanese yen and the Singapore dollar.

                                   BASF GROUP

    Interest derivatives or combined interest/currency derivatives were concluded to hedge loans granted to group companies. In the case of interest swaps or combined instruments, the difference between interest paid and interest received is deferred and is reflected in the interest result. As far as other derivatives are concerned, index swaps were used to create synthetic share investments with a guarantee of the capital invested.

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

    Book and estimated fair values of financial instruments, for which it is practicable to estimate the fair value, were as follows:

                                                      DECEMBER 31, 2001               DECEMBER 31, 2000
                                                -----------------------------   -----------------------------
                                                 BOOK VALUES     FAIR VALUES     BOOK VALUES     FAIR VALUES
                                                -------------   -------------   -------------   -------------
                                                                     (EUROS IN MILLIONS)
ASSETS
Financial assets (details, see Note 15).......  E    3,360.7    E    3,477.7    E    3,589.7    E     3,677.4
Accounts receivable, trade and other assets...       8,039.1         8,057.7         9,126.7          9,133.3
Marketable securities (details, see Note
  18).........................................         382.9           629.2           364.1            618.4
Cash and cash equivalents.....................         359.9           359.9           505.5            505.5
LIABILITIES
Financial liabilities.........................  E    2,835.0    E    2,876.7    E    7,891.9    E     7,918.1
Accounts payable, trade and other
  liabilities.................................       6,025.8         6,038.9         6,430.0          6,429.3

    ACCOUNTS RECEIVABLE AND OTHER ASSETS, ACCOUNTS PAYABLE AND OTHER
LIABILITIES: For trade accounts receivable, liquid funds and other assets, trade accounts payable and other liabilities, the book value approximates the fair value. For non-current amounts, the difference between book value and fair value represents primarily unrecognized gains from foreign currency balances.

    The fair value of financial assets and marketable securities represents market values from securities exchanges at the balance sheet date. The market value of financial liabilities represents a valuation of bonds at inter-bank rates.

                                   BASF GROUP

BREAKDOWN OF DERIVATIVE INSTRUMENTS:

                                                             NOMINAL AMOUNTS                  FAIR VALUES
                                                               DECEMBER 31                    DECEMBER 31
                                                      ------------------------------   --------------------------
                                                          2001             2000            2001          2000
                                                      -------------   --------------   ------------   -----------
                                                                          (EUROS IN MILLIONS)
Forward exchange contracts..........................  E     5,051.6   E     10,630.0   E    (125.5)   E     (17.8)
Currency options....................................          153.4          4,220.9           1.5           66.1
                                                      -------------   --------------   ------------   -----------
FOREIGN CURRENCY DERIVATIVES........................        5,205.0         14,850.9        (124.0)          48.3
                                                      -------------   --------------   ------------   -----------
Interest rate swaps.................................           15.1             36.0          (0.4)           0.1
Interest rate/cross currency swaps..................        3,081.1          2,977.2        (590.9)        (367.9)
                                                      -------------   --------------   ------------   -----------
INTEREST RATE DERIVATIVES...........................        3,096.2          3,013.2        (591.3)        (367.8)
                                                      -------------   --------------   ------------   -----------
Commodity derivatives and other derivatives.........           33.4             25.6           4.8           10.1
                                                      -------------   --------------   ------------   -----------

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

    Provisions for probable losses from fluctuations of foreign exchange rates, interest rates or prices amounted to E11.1 million in 2001 and E47.4 million for 2000. All changes of the fair value of financial instruments and derivative contracts had been recognized as required by U.S. GAAP and the impact on net income and stockholders' equity in accordance to U.S. GAAP is disclosed in
Note 4.

    Interest rate and cross currency swaps are related to internal financing of Group companies worldwide. Commodity derivatives are used to hedge raw material prices, e.g., for naphtha.

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

    In 2001, Wintershall began accounting for an investment in Russia in accordance with the equity method. The respective results of operations, costs incurred, capitalized costs, reserves and discounted future net cash flows are disclosed proportionally to Wintershall's participation.

RESULTS OF OPERATIONS FROM OIL AND GAS PRODUCING ACTIVITIES

    Results of operations from oil and gas producing activities represent only those revenues and expenses directly associated with Wintershall's oil and gas production. These amounts do not include any allocation of interest expenses or corporate overheads and are therefore not necessarily indicative of contributions to consolidated net earnings of the Company. Estimated income taxes

                                   BASF GROUP
were computed by applying the statutory income tax rates to the pretax income from producing activities.

                                                                                                   INVESTMENTS
                                             NORTH AFRICA/               REST OF                   AT EQUITY,
2001                              GERMANY     MIDDLE EAST    ARGENTINA    WORLD        TOTAL      REST OF WORLD
----                             ---------   -------------   ---------   --------   -----------   -------------
                                                              (EUROS IN MILLIONS)
RESULTS OF OPERATIONS
  - Sales to consolidated
      companies................  E     21     E        --    E     --    E    --    E        21      E      7
  - Sales to third parties.....       422           1,195         280         90          1,987            21
  - Royalties..................        54             229          30          0            313             2
                                 ---------    -----------    ---------   --------   -----------      --------
TOTAL SALES....................       389             966         250         90          1,695            26
                                 ---------    -----------    ---------   --------   -----------      --------
  - Production costs...........        72             139          84         20            315             8
  - Exploration expenses.......        22              23          13         20             78             2
  - Depreciation, depletion,
      amortization and
      valuation................        54              63          25         22            164             3
  - Other......................        --               9          --          0              9             3
                                 ---------    -----------    ---------   --------   -----------      --------
Total costs....................       148             234         122         62            566            16
                                 ---------    -----------    ---------   --------   -----------      --------
Result before taxes............       241             732         128         28          1,129            10
  - Income taxes...............       135             659          23         17            834             3
                                 ---------    -----------    ---------   --------   -----------      --------
Result after taxes.............  E    106     E        73    E    105    E    11    E       295      E      7
                                 ---------    -----------    ---------   --------   -----------      --------

                                                                                                   INVESTMENTS
                                             NORTH AFRICA/               REST OF                   AT EQUITY,
2000                              GERMANY     MIDDLE EAST    ARGENTINA    WORLD        TOTAL      REST OF WORLD
----                             ---------   -------------   ---------   --------   -----------   -------------
                                                              (EUROS IN MILLIONS)
RESULTS OF OPERATIONS
  - Sales to consolidated
      companies................  E      8     E        --    E     --    E    --    E         8      E     --
  - Sales to third parties            325           1,306         278         35          1,944            --
  - Royalties                          26             220          29          1            276            --
                                 ---------    -----------    ---------   --------   -----------      --------
TOTAL SALES....................       307           1,086         249         34          1,676            --
                                 ---------    -----------    ---------   --------   -----------      --------
  - Production costs...........        64             127          73         13            277            --
  - Exploration expenses.......        11              18           5          4             38            --
  - Depreciation, depletion,
      amortization and
      valuation................        50              55          26          5            136            --
  - Other......................        --              --          --         --             --            --
                                 ---------    -----------    ---------   --------   -----------      --------
Total costs....................       125             200         104         22            451            --
                                 ---------    -----------    ---------   --------   -----------      --------
Result before taxes............       182             886         145         12          1,225            --
  - Income taxes                      102             783          26          6            917            --
                                 ---------    -----------    ---------   --------   -----------      --------
Result after taxes.............  E     80     E       103    E    119    E     6    E       308      E     --
                                 ---------    -----------    ---------   --------   -----------      --------

                                   BASF GROUP

                                                                                                   INVESTMENTS
                                             NORTH AFRICA/               REST OF                   AT EQUITY,
1999                              GERMANY     MIDDLE EAST    ARGENTINA    WORLD        TOTAL      REST OF WORLD
----                             ---------   -------------   ---------   --------   -----------   -------------
                                                              (EUROS IN MILLIONS)
RESULTS OF OPERATIONS
  - Sales to consolidated
      companies................  E     40      E      --     E     --    E     2    E        42      E     --
  - Sales to third parties            117            726          169         48          1,060            --
  - Royalties                           9            183           19          3            214            --
                                 ---------     ---------     ---------   --------   -----------      --------
TOTAL SALES....................       148            543          150         47            888            --
                                 ---------     ---------     ---------   --------   -----------      --------
  - Production costs...........        40            110           38         22            210            --
  - Exploration expenses.......         9             12           11          8             40            --
  - Depreciation, depletion,
      amortization and
      valuation................        43             55           28         20            146            --
  - Other......................        --             --            4         (1)             3            --
                                 ---------     ---------     ---------   --------   -----------      --------
Total costs....................        92            177           81         49            399            --
                                 ---------     ---------     ---------   --------   -----------      --------
Result before taxes............        56            366           69         (2)           489            --
  - Income taxes...............        31            304           15         (2)           348            --
                                 ---------     ---------     ---------   --------   -----------      --------
Result after taxes.............  E     25      E      62     E     54    E     0    E       141      E     --
                                 ---------     ---------     ---------   --------   -----------      --------

COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT
  ACTIVITIES

    Costs incurred represent amounts capitalized or charged against income as incurred in connection with oil and gas property acquisition, exploration and development activities. Exploration and development costs include applicable depreciation of support equipment and sites used in such activities.

                                                                                                  INVESTMENTS
                                              NORTH AFRICA/               REST OF                 AT EQUITY,
2001                               GERMANY     MIDDLE EAST    ARGENTINA    WORLD       TOTAL     REST OF WORLD
----                               --------   -------------   ---------   --------   ---------   -------------
                                                               (EUROS IN MILLIONS)
COSTS INCURRED
Property acquisitions:
  - Proved.......................  E    --      E     --      E     --    E    --    E      --      E     --
  - Unproved.....................       --            --            --          2            2            --
Exploration......................       28            35            13         28          104             3
Development......................       51            34            49          5          139             1
                                   --------     --------      --------    --------   ---------      --------
Total costs......................  E    79      E     69      E     62    E    35    E     245      E      4
                                   --------     --------      --------    --------   ---------      --------

                                   BASF GROUP

                                                                                                  INVESTMENTS
                                              NORTH AFRICA/               REST OF                 AT EQUITY,
2000                               GERMANY     MIDDLE EAST    ARGENTINA    WORLD       TOTAL     REST OF WORLD
----                               --------   -------------   ---------   --------   ---------   -------------
                                                               (EUROS IN MILLIONS)
COSTS INCURRED
Property acquisitions:
  - Proved.......................  E    --      E     --      E     --    E    19    E      19      E     --
  - Unproved.....................       --            --            --         --           --            --
Exploration......................       12            27             5          6           50            --
Development......................       59            20            22         26          127            --
                                   --------     --------      --------    --------   ---------      --------
Total costs......................  E    71      E     47      E     27    E    51    E     196      E     --
                                   --------     --------      --------    --------   ---------      --------

                                                                                                  INVESTMENTS
                                              NORTH AFRICA/               REST OF                 AT EQUITY,
1999                               GERMANY     MIDDLE EAST    ARGENTINA    WORLD       TOTAL     REST OF WORLD
----                               --------   -------------   ---------   --------   ---------   -------------
                                                               (EUROS IN MILLIONS)
COSTS INCURRED
Property acquisitions:
  - Proved.......................  E    --      E     --      E     --    E    --    E      --      E     --
  - Unproved.....................       --            --            --          2            2            --
Exploration......................        7            11            11         10           39            --
Development......................       81            15            36         11          143            --
                                   --------     --------      --------    --------   ---------      --------
Total costs......................  E    88      E     26      E     47    E    23    E     184      E     --
                                   --------     --------      --------    --------   ---------      --------

CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

    Capitalized costs represent total expenditures on proved and unproved oil and gas properties with related accumulated depreciation, depletion and amortization.

                                                                                                    INVESTMENTS
                                             NORTH AFRICA/                REST OF                   AT EQUITY,
2001                              GERMANY     MIDDLE EAST    ARGENTINA     WORLD        TOTAL      REST OF WORLD
----                             ---------   -------------   ---------   ---------   -----------   -------------
                                                               (EUROS IN MILLIONS)
CAPITALIZED COSTS
Gross costs:
  - Proved properties            E    349      E     575     E    528    E     28    E     1,480      E     19
  - Unproved properties........        23             10           --           7             40             1
  - Other equipment............       427            178           --         146            751             7
Accumulated depreciation,
  depletion, amortization and
  valuation allowances:
  - Proved properties..........       279            402          381          10          1,072             6
  - Unproved properties........         0             10           --           4             14            --
  - Other equipment............       342            173           --         110            625             5
                                 ---------     ---------     ---------   ---------   -----------      --------
Total net costs................  E    178      E     178     E    147    E     57    E       560      E     16
                                 ---------     ---------     ---------   ---------   -----------      --------

                                   BASF GROUP

                                                                                                   INVESTMENTS
                                             NORTH AFRICA/               REST OF                   AT EQUITY,
2000                              GERMANY     MIDDLE EAST    ARGENTINA    WORLD        TOTAL      REST OF WORLD
----                             ---------   -------------   ---------   --------   -----------   -------------
                                                              (EUROS IN MILLIONS)
CAPITALIZED COSTS
Gross costs:
  - Proved properties..........  E    339      E     540     E    651    E    19    E     1,549      E     --
  - Unproved properties........        16             --            1          7             24            --
  - Other equipment............       406            181           --        140            727            --
Accumulated depreciation,
  depletion, amortization and
  valuation allowances:                                                                                    --
  - Proved properties..........       281            346          482          2          1,111            --
  - Unproved properties........        --             --           --          4              4            --
  - Other equipment............       320            168           --         98            586            --
                                 ---------     ---------     ---------   --------   -----------      --------
Total net costs................  E    160      E     207     E    170    E    62    E       599      E     --
                                 ---------     ---------     ---------   --------   -----------      --------

                                                                                                    INVESTMENTS
                                             NORTH AFRICA/                REST OF                   AT EQUITY,
1999                              GERMANY     MIDDLE EAST    ARGENTINA     WORLD        TOTAL      REST OF WORLD
----                             ---------   -------------   ---------   ---------   -----------   -------------
                                                               (EUROS IN MILLIONS)
CAPITALIZED COSTS
Gross costs:
  - Proved properties            E    328      E     412     E    582    E     71    E     1,393      E     --
  - Unproved properties........         5              1            7          13             --
  - Other equipment............       380            169           --         116            665            --
Accumulated depreciation,
  depletion, amortization and
  valuation allowances:                                                                                     --
  - Proved properties..........       264            320          424          39          1,047            --
  - Unproved properties........        --             --           --           4              4            --
  - Other equipment............       311            164           --          99            574            --
                                 ---------     ---------     ---------   ---------   -----------      --------
Total net costs................  E    138      E      97     E    159    E     52    E       446      E     --
                                 ---------     ---------     ---------   ---------   -----------      --------

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

                                   BASF GROUP

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

    The tables below show the estimated net quantities, calculated in compliance with Regulation S-X, Rule 4-10(a), as of December 31, 1999, 2000 and 2001 of the Company's proved oil and gas reserves and proved developed oil and gas reserves, as well as changes in estimated proved reserves as a result of production and other factors. The Company's reserves for 1999, 2000 and 2001 include reserves owned directly by the Company and its consolidated subsidiaries.

                                                                                                        INVESTMENTS
                                                     NORTH AFRICA/               REST OF                AT EQUITY,
                                          GERMANY     MIDDLE EAST    ARGENTINA    WORLD      TOTAL     REST OF WORLD
2001                                      --------   -------------   ---------   --------   --------   -------------
ESTIMATED PROVED OIL RESERVES
  (MILLIONS OF BARRELS)
Proved developed and undeveloped
  reserves, beginning of year...........    116           479             30        --         625           --
  - Revisions and other changes.........     (6)            9              7        --          10           21
  - Extensions and discoveries..........     --            --              7        --           7           --
  - Improved recovery...................     --            --             --        --          --           --
  - Purchase of reserves................     --            --             --        --          --           --
  - Sale of reserves....................     --            --             --        --          --           --
  - Production..........................      9            46              5        --          60            2
                                            ---           ---          -----       ---       -----          ---
End of year.............................    101           442             39        --         582           19
Proved developed reserves, beginning of
  year..................................     76           462             22        --         560           --
End of year.............................     70           412             28        --         510           19

ESTIMATED PROVED GAS RESERVES (BSCF)
Proved developed and undeveloped
  reserves, beginning of year...........    509           228            920        89       1,746           --
  - Revisions and other changes.........     49           (36)            91        --         104           --
  - Extensions and discoveries..........     --            --            296        69         365           --
  - Improved recovery...................     --            --             --        --          --           --
  - Purchase of reserves................     --            --             --        --          --           --
  - Sale of reserves....................     --            --             --        --          --           --
  - Production..........................     58            20             82        24         184           --
                                            ---           ---          -----       ---       -----          ---
End of year.............................    500           172          1,225       134       2,031           --
Proved developed reserves, beginning of
  year..................................    503           228            519        54       1,304           --
End of year.............................    500           171            612        57       1,340           --

                                   BASF GROUP

                                                                                                        INVESTMENTS
                                                     NORTH AFRICA/               REST OF                AT EQUITY,
                                          GERMANY     MIDDLE EAST    ARGENTINA    WORLD      TOTAL     REST OF WORLD
2000                                      --------   -------------   ---------   --------   --------   -------------
ESTIMATED PROVED OIL RESERVES
  (MILLIONS OF BARRELS)
Proved developed and undeveloped
  reserves, beginning of year...........     86           509             26        --         621           --
  - Revisions and other changes.........     37             1              9        --          47           --
  - Extensions and discoveries..........     --            16             --        --          16           --
  - Improved recovery...................     --            --             --        --          --           --
  - Purchase of reserves................     --            --             --        --          --           --
  - Sale of reserves....................     --             3             --        --           3           --
  - Production..........................      7            44              5        --          56           --
                                            ---           ---          -----       ---       -----          ---
End of year.............................    116           479             30        --         625           --
Proved developed reserves, beginning of
  year..................................     66           465             18        --         549           --
End of year.............................     76           462             22        --         560           --

ESTIMATED PROVED GAS RESERVES (BSCF)
Proved developed and undeveloped
  reserves, beginning of year...........    432           247            788       119       1,586           --
  - Revisions and other changes.........    120           (13)           213        (1)        319           --
  - Extensions and discoveries..........     --            --             --        --          --           --
  - Improved recovery...................     --            --             --        --          --           --
  - Purchase of reserves................     --            --             --        16          16           --
  - Sale of reserves....................     --            --             --        30          30           --
  - Production..........................     43             6             81        15         145           --
                                            ---           ---          -----       ---       -----          ---
End of year.............................    509           228            920        89       1,746           --
Proved developed reserves, beginning of
  year..................................    301            --            476        73         850           --
End of year.............................    503           228            519        54       1,304           --

                                   BASF GROUP

                                                                                                        INVESTMENTS
                                                     NORTH AFRICA/               REST OF                AT EQUITY,
                                          GERMANY     MIDDLE EAST    ARGENTINA    WORLD      TOTAL     REST OF WORLD
1999                                      --------   -------------   ---------   --------   --------   -------------
ESTIMATED PROVED OIL RESERVES
  (MILLIONS OF BARRELS)
Proved developed and undeveloped
  reserves, beginning of year...........     37           545             27         6         615           --
  - Revisions and other changes.........     55             8              4        --          67           --
  - Extensions and discoveries..........     --            --             --        --          --           --
  - Improved recovery...................     --            --             --        --          --           --
  - Purchase of reserves................     --            --             --        --          --           --
  - Sale of reserves....................     --            --             --         6           6           --
  - Production..........................      6            44              5        --          55           --
                                            ---           ---          -----       ---       -----          ---
End of year.............................     86           509             26         0         621           --
Proved developed reserves, beginning of
  year..................................     34           509             14         5         562           --
End of year.............................     66           465             18        --         549           --

ESTIMATED PROVED GAS RESERVES (BSCF)
Proved developed and undeveloped
  reserves, beginning of year...........    470           247            746       195       1,658           --
  - Revisions and other changes.........      3            --            108        (7)        104           --
  - Extensions and discoveries..........     --            --             --        --          --           --
  - Improved recovery...................     --            --             --        --          --           --
  - Purchase of reserves................     --            --              4        --           4           --
  - Sale of reserves....................     --            --             --        45          45           --
  - Production..........................     41            --             70        24         135           --
                                            ---           ---          -----       ---       -----          ---
End of year.............................    432           247            788       119       1,586           --
Proved developed reserves, beginning of
  year..................................    343            --            400       142         885           --
End of year.............................    301            --            476        73         850           --

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

                                   BASF GROUP

    Beyond the above considerations, the "standardized measure" is also not directly comparable with asset balances appearing elsewhere in the Consolidated Financial Statements because any such comparison would require a reconciling adjustment.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

                                                                                                               INVESTMENTS
                                                     NORTH AFRICA/                  REST OF                    AT EQUITY,
                                         GERMANY      MIDDLE EAST     ARGENTINA      WORLD        TOTAL       REST OF WORLD
2001                                   -----------   -------------   -----------   ---------   ------------   -------------
                                                                       (EUROS IN MILLIONS)
DISCOUNTED FUTURE NET CASH FLOW
Revenues.............................  E    3,111     E     6,758    E    1,720    E    372    E     11,961     E     211
Production/development costs.........       1,429           1,795           873         164           4,261            95
Income taxes.........................         727           4,108           207         104           5,146            28
Future net cash flows................         955             855           640         104           2,554            88
Discounted to present value at a 10%
  annual rate........................         242             302           256          25             825            34
Total................................  E      713     E       553    E      384    E     79    E      1,729     E      54
                                       -----------    -----------    -----------   ---------   ------------     ---------

                                                                                                               INVESTMENTS
                                                     NORTH AFRICA/                  REST OF                    AT EQUITY,
                                         GERMANY      MIDDLE EAST     ARGENTINA      WORLD        TOTAL       REST OF WORLD
2000                                   -----------   -------------   -----------   ---------   ------------   -------------
                                                                       (EUROS IN MILLIONS)
DISCOUNTED FUTURE NET CASH FLOW
Revenues.............................  E    3,597    E     10,424    E    1,895    E    297    E     16,213     E      --
Production/development costs.........       1,453           1,951           690         120           4,214            --
Income taxes.........................         903           7,346           277          92           8,618            --
Future net cash flows................       1,241           1,127           928          85           3,381            --
Discounted to present value at a 10%
  annual rate........................         405             410           316           9           1,140            --
Total................................  E      836    E        717    E      612    E     76    E      2,241     E      --
                                       -----------   ------------    -----------   ---------   ------------     ---------

                                                                                                               INVESTMENTS
                                                     NORTH AFRICA/                  REST OF                    AT EQUITY,
                                         GERMANY      MIDDLE EAST     ARGENTINA      WORLD        TOTAL       REST OF WORLD
1999                                   -----------   -------------   -----------   ---------   ------------   -------------
                                                                       (EUROS IN MILLIONS)
DISCOUNTED FUTURE NET CASH FLOW
Revenues.............................  E    2,483    E     10,651    E    1,443    E    229    E     14,806     E      --
Production/development costs.........       1,068           1,778           508         151           3,505            --
Income taxes.........................         904           7,774           194          29           8,901            --
Future net cash flows................         511           1,099           741          49           2,400            --
Discounted to present value at a 10%
  annual rate........................         133             405           287          10             835            --
Total................................  E      378    E        694    E      454    E     39    E      1,565     E      --
                                       -----------   ------------    -----------   ---------   ------------     ---------

                                   BASF GROUP

SUMMARY OF CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES

                                                                                                              INVESTMENTS
                                                     NORTH AFRICA/                 REST OF                    AT EQUITY,
                                         GERMANY      MIDDLE EAST    ARGENTINA      WORLD        TOTAL       REST OF WORLD
2001                                    ----------   -------------   ----------   ---------   ------------   -------------
                                                                       (EUROS IN MILLIONS)
SUMMARY OF CHANGES
Balance as of January 1...............  E     836    E        717    E     612    E     76    E      2,241     E      --
Sales and transfers of oil and gas
  produced, net of production costs...       (325)           (848)        (121)        (71)         (1,365)           --
Net changes in prices and in
  development and production cost.....        (73)         (1,765)        (305)         20          (2,123)           --
Extension, discoveries and improved
  recovery, less related costs........         --              --            1          23              24            --
Revisions of previous quantity
  estimates...........................        102             (64)          42          (1)             79            --
Development costs incurred during the
  period..............................         65              51           18           5             139            --
Changes in estimated future
  development cost....................        (91)             54           18          (3)            (22)           --
Purchase (sales) of reserves in
  place -- net........................         --              --           --          --              --            --
Accredition of discount...............        127             481           72          12             692            --
Net changes in income taxes...........         72           1,927           47          18           2,064            --
Others................................         --              --           --          --              --            54
Balance as of December 31.............        713             553          384          79           1,729            54

                                                                                                              INVESTMENTS
                                                     NORTH AFRICA/                 REST OF                    AT EQUITY,
                                         GERMANY      MIDDLE EAST    ARGENTINA      WORLD        TOTAL       REST OF WORLD
2000                                    ----------   -------------   ----------   ---------   ------------   -------------
                                                                       (EUROS IN MILLIONS)
SUMMARY OF CHANGES
Balance as of January 1...............  E     378     E      694     E     454    E     39    E      1,565     E      --
Sales and transfers of oil and gas
  produced, net of production costs...       (245)          (917)         (180)        (21)         (1,363)           --
Net changes in prices and in
  development and production cost.....        393            336           158          89             976            --
Extension, discoveries and improved
  recovery, less related costs........         --            103            --          --             103            --
Revisions of previous quantity
  estimates...........................        278            (57)          209          21             451            --
Development costs incurred during the
  period..............................         66             46            26          26             164            --
Changes in estimated future
  development cost....................        (98)          (105)          (41)        (11)           (255)           --
Purchase (sales) of reserves in
  place -- net........................         --             (8)           --         (21)            (29)           --
Accredition of discount...............         84            492            51           5             632            --
Net changes in income taxes...........        (20)           133           (65)        (53)             (5)           --
Others................................         --             --            --           2               2            --
Balance as of December 31.............        836            717           612          76           2,241            --

                                   BASF GROUP

                                                                                                              INVESTMENTS
                                                     NORTH AFRICA/                 REST OF                    AT EQUITY,
                                         GERMANY      MIDDLE EAST    ARGENTINA      WORLD        TOTAL       REST OF WORLD
1999                                    ----------   -------------   ----------   ---------   ------------   -------------
                                                                       (EUROS IN MILLIONS)
SUMMARY OF CHANGES
Balance as of January 1...............  E     (14)   E        218    E     184    E     60    E        448     E      --
Sales and transfers of oil and gas
  produced, net of production costs...       (103)           (428)        (118)        (16)           (665)           --
Net changes in prices and in
  development and production cost.....        383           4,572          293          19           5,267            --
Extension, discoveries and improved
  recovery, less related costs........         --              --           --          --              --            --
Revisions of previous quantity
  estimates...........................        327              40           83          (3)            447            --
Development costs incurred during the
  period..............................         81              16           38           7             142            --
Changes in estimated future
  development cost....................         87              78          (15)         (9)            141            --
Purchase..............................         --              --           --         (20)            (20)           --
Accredition of discount...............         12              53           24           5              94            --
Net changes in income taxes...........       (395)         (4,306)         (35)         (5)         (4,741)           --
Others................................         --             451           --           1             452            --
Balance as of December 31.............        378             694          454          39           1,565            --

ITEM 19. EXHIBITS

1.1 Articles of Association (SATZUNG) of BASF Aktiengesellschaft as amended to date (previously filed as Exhibit 2.1 to BASF Aktiengesellschaft's Registration Statement on Form 20-F dated May 25, 2000, File No. 1-15909).

4.1 Purchase Agreement dated March 20, 2000, by and among American Cyanamid Company, American Home Products Corporation and BASF Aktiengesellschaft (previously filed as Exhibit 3.1 to BASF Aktiengesellschaft's Registration Statement on Form 20-F dated May 25, 2000, File No. 1-15909).*

4.2 Purchase Agreement dated December 14, 2000, by and among Abbott Laboratories and BASF Aktiengesellschaft (previously filed as Exhibit 4.2 to BASF Aktiengesellschaft's Annual Report on Form 20-F dated March 14, 2001, File No. 1-15909).*

8.1 List of subsidiaries of BASF Aktiengesellschaft (List of Shares Held 2001).

------------

* Confidential portions have been redacted and filed separately with the Securities and Exchange Commission.

                                   SIGNATURES

    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 14, 2002                                  BASF AKTIENGESELLSCHAFT

                                                      By:  [LOGO]
                                                           --------------------------------------------
                                                           Name: Dr. Jurgen F. Strube
                                                           Title: Chairman of the Board of
                                                               Executive Directors

                                                      By:  [LOGO]
                                                           --------------------------------------------
                                                           Name: Max Dietrich Kley
                                                           Title: Deputy Chairman of the Board of
                                                               Executive Directors