Form 20-F
period 2002-12-31
BASF AKTIENGESELLSCHAFT
filed 2003-03-18
CIK 1024148

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on March 18, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission file number: 1-15909

BASF AKTIENGESELLSCHAFT
(Exact name of Registrant as specified in its charter)

BASF CORPORATION*
(Translation of Registrant's name into English)

Federal Republic of Germany (Jurisdiction of incorporation or organization)	Carl Bosch Strasse 38 Ludwigshafen, GERMANY 67056 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares representing BASF ordinary shares of no par value	New York Stock Exchange
BASF ordinary shares of no par value	New York Stock Exchange**

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
 (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
 (Title of Class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report.

        As of December 31, 2002, there were 570,316,410 BASF ordinary shares of no par value outstanding.

        Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☒

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

        The Consolidated Financial Statements of BASF are based on the accounting and valuation principles of the German Commercial Code (Handelsgesetzbuch), the accounting standards issued by the German Accounting Standards Board (GASB) and the German Stock Corporation Act (Aktiengesetz).

        The accounting principles conform to U.S. generally accepted accounting principles (U.S. GAAP) to the extent permissible under the German Commercial Code. The reconciliation of remaining significant deviations to U.S. GAAP is described in Note 4 to the Consolidated Financial Statements included in Item 18.

        The translation of euros into dollars has been made solely for the convenience of the reader at the noon buying rate of the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2002, which was U.S. $1.0485 = €1.00. No representation is made that such amounts in euros could have been or could be converted into dollars at that or any other exchange rate on such date or any other dates.

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

  •
  changes in general political, economic and business conditions in the countries or regions in which BASF operates;
  •
  changes in the laws or policies of governments or other governmental or quasi-governmental activities in the countries in which BASF operates;
  •
  changes in the composition of BASF Group companies and the successful integration of acquisitions, divestitures and joint venture activities;
  •
  increased price competition and the introduction of competing products by other companies;
  •
  the ability to develop, introduce and market innovative products and applications;
  •
  the length and depth of product and industry business cycles, particularly in the automotive, construction, electrical and textile industries;
  •
  changes in the demand for, supply of, and market prices of crude oil, refined products, natural gas and petrochemicals, including changes in production quotas in OPEC countries and the deregulation of the natural gas transmission industry in Europe;

i

  •
  the cost and availability of feedstock and other raw materials, including naphtha, and the price of steam cracker products;
  •
  the ability to pass increases in raw material costs on to customers;
  •
  changes in the degree of patent and other legal protection afforded to BASF's products;
  •
  regulatory approval, particularly in the areas of fine chemicals, agricultural products and plant biotechnology, and market acceptance of new products including genetic modified competitive products;
  •
  unexpected negative results from research and development and testing of current product candidates;
  •
  the ability to maintain plant utilization rates and to implement planned capacity additions and expansions;
  •
  the ability to reduce production costs by implementing technological improvements to existing plants;
  •
  the existence of temporary industry surplus production capacity resulting from the integration and start-up of new world-scale plants;
  •
  potential liability resulting from pending or future litigation, including litigation and investigations relating to antitrust violations in the vitamins business until early 1999;
  •
  potential liability for remedial actions under existing or future environmental regulations;
  •
  changes in currency exchange rates, interest rates and inflation rates; and
  •
  changes in business strategy and various other factors referenced in this Annual Report.

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

ii

TABLE OF CONTENTS

PART I

iii

PART I

Item 1.        Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2.        Offer Statistics and Expected Timetable

        Not applicable.

(This page has been left blank intentionally.)

Item 3.        Key Information

SELECTED FINANCIAL DATA

        The following selected financial data for each of the years in the five-year period ended December 31, 2002 are excerpted from the Consolidated Financial Statements of BASF, which have been audited by Deloitte & Touche GmbH, independent accountants during this period. These data are set forth in accordance with generally accepted accounting principles in Germany (German GAAP) and U.S. GAAP for all periods presented.

        Since 1998, BASF's accounting and valuation methods conform to U.S. GAAP to the extent permissible under the German Commercial Code based on the accounting standards issued by the German Accounting Standards Board (GASB). See Notes 1 and 4 to the Consolidated Financial Statements in Item 18 for further information. In 2001, BASF changed its accounting for deferred income taxes and the method of depreciating certain fixed assets as described in Note 2 to the Consolidated Financial Statements. As a result, the selected financial data for 2001 are not directly comparable to that of prior years. The selected financial data presented below in accordance with U.S. GAAP for the years 2000, 2001 and 2002 have been derived from the Consolidated Financial Statements included in Item 18. The reconciliation of the differences between German GAAP and U.S. GAAP is described in Note 4 to the Consolidated Financial Statements.

        The translation of euros into dollars for 2002 has been made solely for the convenience of the reader at the noon buying rate of the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2002, which was U.S. $1.0485 = €1.00. No representation is made that such euro amounts could have been or could be converted into dollars at that or any other exchange rate on such date or any other dates.

	2002	2002	2001	2000	1999	1998
	(euros in millions, except per share data and certain other data)
Income Statement Data
German GAAP
Sales, net of petroleum and natural gas taxes(1)	$33,778	€32,216	€32,500	€35,946	€29,473	€27,643
Gross profit on sales	10,904	10,400	10,312	12,691	11,081	10,368
Income from operations	2,769	2,641	1,217	3,070	2,009	2,624
thereof special items	(252)	(240)	(1,076)	(330)	(941)	71
Income from ordinary activities	2,769	2,641	609	2,827	2,606	2,771
Extraordinary income before taxes	—	—	6,121	—	—	—
Income before taxes and minority interests	2,769	2,641	6,730	2,827	2,606	2,771
Income before minority interests	1,676	1,599	5,826	1,282	1,245	1,664
Net income	1,577	1,504	5,858	1,240	1,237	1,699
Basic earnings per share	2.73	2.60	9.72	2.02	2.00	2.73
Balance Sheet Data
German GAAP
Fixed assets	21,450	20,458	21,493	21,769	16,070	14,546
Current assets including deferred taxes and prepaid expenses	15,337	14,628	15,382	16,788	13,939	12,156

Total assets	36,787	35,086	36,875	38,557	30,009	26,702

Stockholders' equity	17,764	16,942	17,522	14,295	14,145	13,250
thereof subscribed capital	1,531	1,460	1,494	1,555	1,590	1,595
Provisions and Liabilities	19,024	18,144	19,353	24,262	15,864	13,452
thereof long-term	9,658	9,211	9,955	9,059	7,529	6,898

Total stockholders' equity and liabilities	36,787	35,086	36,875	38,557	30,009	26,702

Capital Expenditures and Depreciation
Additions to fixed assets	3,449	3,289	4,053	8,637	3,800	4,131
Depreciation and amortization of fixed assets	2,622	2,501	2,945	2,921	2,681	2,280
U.S. GAAP Reconciliation
Net income	1,800	1,717	5,692	1,454	1,325	1,771
thereof from continuing operations	1,800	1,717	(238)	1,302	1,329	1,725
Basic earnings per share	3.10	2.96	9.45	2.37	2.14	2.84
Income from continuing operations per share	—	—	(0.39)	2.13	2.15	2.77
Diluted earnings per share	3.10	2.96	9.45	2.35	2.12	2.79
Stockholders' equity	18,789	17,920	18,538	15,229	14,753	13,905
Key Ratios
Return on sales (%)(2)	8.2	8.2	3.7	8.5	6.8	9.5
Return on assets (%)(3)	8.4	8.4	3.1	9.9	10.2	11.9
Return on equity after taxes (%)(4)	9.3	9.3	(1.0)	9.0	9.1	13.2

Weighted Average of Shares Outstanding Used in Determining Earnings per Share:

	2002	2001	2000	1999	1998
Basic earnings per share	579,118,368	602,586,176	612,806,123	618,073,268	622,476,129
Diluted earnings per share	579,118,368	602,586,176	621,581,022	627,161,758	636,651,309

(1)
Since 2000, natural gas taxes only.
(2)
Return on sales (%) is calculated by dividing income from operations by net sales.
(3)
Return on assets (%) is calculated by dividing income from ordinary activities plus interest expenses by the average amount of total assets of the current and the previous year.
(4)
Return on equity after taxes (%) is calculated by dividing net income, excluding extraordinary income after taxes, by the average amount of stockholders' equity of the current and the previous year.

REPORTABLE OPERATING SEGMENT DATA

	2002	2002	2001	2000	1999	1998
	(euros in millions)
Chemicals
Sales	$5,575	€5,317	€4,494	€4,504	€3,289	€3,220
Income from operations	666	635	362	640	629	837
thereof special items	(43)	(41)	(63)	(5)	(37)	—
Assets	5,239	4,997	4,847	4,232	3,386	2,853
Plastics & Fibers
Sales	8,888	8,477	8,185	11,030	8,628	7,663
Income from operations	610	582	(2)	902	656	562
thereof special items	(12)	(11)	(182)	101	2	19
Assets	6,473	6,174	6,344	6,086	6,937	5,072
Performance Products
Sales	8,403	8,014	8,154	8,418	7,553	7,292
Income from operations	677	646	99	586	708	753
thereof special items	(7)	(7)	(298)	(32)	(74)	19
Assets	5,471	5,218	6,048	6,266	4,975	4,522
Agricultural Products and Nutrition(1), thereof
Agricultural Products
Sales	3,097	2,954	3,478	2,428	1,745	1,750
Income from operations	64	61	18	(443)	195	203
thereof special items	(40)	(38)	(182)	(341)	(3)	—
Assets	5,339	5,092	6,377	6,607	1,949	1,730
Fine Chemicals
Sales	2,066	1,970	1,984	1,739	1,636	1,474
Income from operations	(6)	(6)	(210)	(5)	(774)	117
thereof special items	(130)	(124)	(283)	(50)	(829)	2
Assets	1.460	1,392	1,488	1,368	1,338	1,455
Pharmaceuticals — discontinued operations
Sales	—	—	364	2,526	2,197	1,850
Income from operations	—	—	30	243	(13)	59
thereof special items	—	—	29	(62)	(164)	(4)
Assets	—	—	—	2,228	1,887	1,697
Oil & Gas
Sales	4,403	4,199	4,516	3,957	3,051	2,685
Income from operations	1,269	1,210	1,308	1,310	741	276
thereof special items	—	—	—	44	138	—
Assets	3,825	3,648	3,149	3,540	3,003	2,622
Others
Sales	1,347	1,285	1,325	1,344	1,374	1,709
Income from operations	(511)	(487)	(388)	(163)	(133)	(183)
Assets	8,980	8,565	8,622	8,230	6,534	6,751
BASF Group
Sales	33,778	32,216	32,500	35,946	29,473	27,643
Income from operations	2,769	2,641	1,217	3,070	2,009	2,624
thereof special items	(252)	(240)	(1,076)	(330)	(941)	71
Assets	36,787	35,086	36,875	38,557	30,009	26,702

(1)
Until 2001 including the pharmaceuticals business.

Dividends

        The Board of Executive Directors and the Supervisory Board of BASF Aktiengesellschaft propose dividends based on BASF Aktiengesellschaft's year-end unconsolidated financial statements. The proposal is then voted on at BASF's Annual Meeting, which is usually held at the end of April/beginning of May of the following year. Invitations to the Annual Meeting are issued four weeks in advance.

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

        The following table lists the annual dividends payable per BASF Share in euros and the U.S. dollar equivalent for each of the years indicated. The table also discloses the dividend amount per BASF Share for 2002 proposed by the Supervisory Board and the Board of Executive Directors for approval at the Annual Meeting to be held on May 6, 2003. The table does not reflect the related tax credits available to eligible taxpayers. See "Item 10. Additional Information — Taxation of Dividends" for further information.

	Dividend Paid for Each BASF Share
Year Ended December 31,
	€		$
2002	1.40		1.47
2001	1.30		1.16
2000	2.00	(1)	1.88
1999	1.13		1.03
1998	1.12		1.19

(1)
Thereof special dividend of €0.70 per qualifying share to distribute in full equity charged with 45% corporation tax.

        The euro dividend amounts are translated solely for the convenience of the reader into U.S. dollars (rounded to the nearest cent) at the Noon Buying Rate on the dividend payment date. For the dividend proposed to be paid in 2003 for the year ended December 31, 2002, the euro amount is translated into U.S. dollars (rounded to the nearest cent) on the basis of the Noon Buying Rate for the conversion from U.S. dollars into euros at the Noon Buying Rate on December 31, 2002 of $1.0485 = €1.00.

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

	U.S. dollar for one euro
Year	High	Low	Period Average(1)	Period End
2002	1.0485	0.8594	0.9495	1.0485
2001	0.9520	0.8370	0.8909	0.8901
2000	1.0335	0.8270	0.9207	0.9388
1999	1.1812	1.0016	1.0588	1.0071
1998	1.2178	1.0548	1.1121	1.1733

(1)
The average of the Noon Buying Rates on the last business day of each full month during the relevant period.

        The high and low exchange rates for the euro for each month during the previous six months is set forth below:

	U.S. dollar for one euro
Month
	High	Low
February, 2003	1.0875	1.0708
January, 2003	1.0861	1.0361
December, 2002	1.0485	0.9927
November, 2002	1.0139	0.9895
October, 2002	0.9881	0.9708
September, 2002	0.9959	0.9685

        The Noon Buying Rate for the euro on March 3, 2003 was quoted by the Federal Reserve Bank of New York at 1.0835 U.S. dollars for one euro.

        As of January 4, 1999, the commencement date of euro trading, the Noon Buying Rate for the euro was quoted at $1.1812 = €1.00.

        Because a substantial portion of the BASF Group's revenues and expenses are denominated in currencies other than the euro, results of operations and cash flows may be materially affected by movements in the exchange rate between the euro and the respective currencies to which the Group is exposed. For a discussion of the effect exchange rate fluctuations have on the BASF Group's business and operations and also the hedging techniques used to manage the Group's exposure to such fluctuations, see "Item 5. Operating and Financial Review and Prospects — Exchange Rate Exposure and Risk Management" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

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

        Continuing weakness in the market for chemical products and in the global economy generally may adversely affect BASF's sales and earnings

        Continued weak demand for chemical products in the United States, as well as ongoing economic weakness in Europe and Asia would have an adverse effect on both sales and earnings. Those areas that are subject to commoditization, such as BASF's basic inorganic chemicals, petrochemicals, intermediates and plastics operations, are particularly vulnerable, whereas BASF's agricultural, nutrition, and cosmetics operations and natural gas trading are less likely to suffer. BASF is also regionally diversified, and therefore less likely to suffer from weakness in a specific region.

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

        Significant variations in the cost and availability of raw materials, energy, precursors and intermediates may adversely affect BASF's operating results

        BASF uses significant amounts of raw materials and energy in manufacturing a wide variety of products. Significant variations in the cost and availability of raw materials, energy, precursors and intermediates may adversely affect BASF's operating results. To control these price and supply risks, BASF purchases raw materials through negotiated long-term contracts, with prices that periodically float. Additionally required purchases on spot markets are made using optimized procedures. Supply contracts for the most strategically important raw materials are negotiated and concluded centrally for the BASF Group. For more information, see "Item 4. Information on the Company — Supplies and Raw Materials."

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

        The results of BASF's crop protection business are dependent on weather conditions and can be affected by local and regional economic circumstances

        Sales volumes of BASF's crop protection products are subject to the agricultural sector's dependency on weather conditions. Adverse weather conditions in a particular growing region could materially adversely affect the results of operations of BASF's crop protection business. Demand for crop protection products is further influenced by the agricultural policies of governments and multinational organizations. In addition, BASF's crop protection products typically are sold pursuant to contracts with long payment terms. These extended payment periods make BASF's crop protection business susceptible to losses from receivables during local or regional economic crises and may adversely affect BASF's operating results.

        Exploration risk may adversely affect the business of BASF's Oil & Gas segment

        The future growth of the exploration and production unit of our Oil & Gas segment is to a large extent dependant on successful findings. The search for new oil and natural gas reserves involves certain geological risks that relate to the availability of hydrocarbon products and the quality thereof. The exploration and production industry is used to dealing with these risks diligently. We diversify our risks through a balanced exploration portfolio.

        Failure to develop new products and production technologies may harm BASF's competitive position and operating results

        BASF's operating results depend on the development of commercially viable new products and production technologies. BASF devotes substantial resources to research and development. Because of the lengthy development process, technological challenges and intense competition, there can be no assurance that any of the products BASF is currently developing, or may begin to develop in the future, will become market-ready and achieve substantial commercial success.

        Negative developments in equity and bond markets may make extraordinary contributions to pension funds necessary

        The fund assets required to cover future pension obligations are actuarially determined using assumptions concerning the expected return on plan assets. The plan assets comprise partially equity investments. Declining returns on equity and bond markets could trigger additional contributions to the pension plan to cover future pension obligations. The amortization of additional contributions, which are deferred as prepaid pension, increase future pension expenses.

        BASF is dependent upon hiring and retaining highly qualified management and technical personnel

        Competition for highly qualified management and technical personnel is intense in the industries in which BASF operates. BASF's future success depends in part on its continued ability to hire, integrate and retain highly-skilled employees.

        BASF is subject to the risks associated with the use of information technology

        BASF is dependent upon technology for the distribution of information within the BASF Group and to customers and suppliers. This information technology is subject to risks associated with defects, errors, failures and computer viruses. To control potential risks relating to information technology, BASF uses the latest hardware and software and has integrated uniform information technology infrastructures, backup systems, replicated databases, virus and access protection, encoding systems and a high degree of internal networking. There can be no assurance, however, that BASF's information technology systems will not fail and cause material disruptions to BASF's business.

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

        Litigation could harm BASF's operating results and cash flows

        For further information see "Item 8. Financial Information — Legal Proceedings" and Note 26 to the Consolidated Financial Statements.

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

BUSINESS OVERVIEW

Introduction

        BASF is a transnational chemical company that aims to increase its corporate value through growth and innovation. BASF is comprised of the parent company, BASF Aktiengesellschaft of Ludwigshafen, Germany, and 154 consolidated subsidiaries. The company has customers in more than 160 countries and operates production sites in 39 countries.

        For the year ended December 31, 2002, BASF reported sales of €32,216 million, income from operations of €2,641 million, and net income after taxes and minority interests of €1,504 million. Based on customer location, BASF's activities in Europe accounted for 54.9% of BASF's total sales in 2002; North America (which includes the United States, Mexico and Canada) accounted for 24.2% of sales; the Asia, Pacific Area, Africa region accounted for 15.7% of sales; and South America accounted for 5.2% of sales.

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

  Plastics & Fibers

        BASF is one of the world's largest producers of plastics and is also a manufacturer of fiber products. The segment's products include styrenic plastics, engineering and high-performance plastics, thermoplastics, foams, nylon intermediates and polyurethanes. On January 14, 2003, BASF announced agreements with Honeywell International inc., Morris Township, New Jersey, to acquire their worldwide engineering plastics business, and sell to Honeywell, BASF's nylon fibers business. Regulatory approval is still pending. The segment comprises the Styrenics, Performance Polymers and Polyurethanes divisions.

  Performance Products

        The Performance Products segment produces a number of BASF's high-value chemicals. Among the segment's products are surfactants, pigments, automotive and industrial coatings, dispersions and adhesive raw materials. BASF also is a leading producer of acrylic acid and its derivatives as well as polymers such as superabsorbents, which are used to manufacture sanitary care products. The segment consists of the Performance Chemicals, Coatings and Functional Polymers divisions.

  Agricultural Products & Nutrition

        The Agricultural Products & Nutrition segment consists of the Agricultural Products and Fine Chemicals divisions, which are separate reportable operating segments. The segment produces a variety of agricultural products, covering herbicides, fungicides and insecticides. BASF is also a leading supplier of fine chemicals, including vitamins; carotenoids; pharmaceutical active ingredients; polymers for pharmaceuticals, cosmetics and human nutrition; aroma chemicals; UV (ultraviolet) filters; amino acids; and feed enzymes. In addition the Agricultural Products & Nutrition Segment includes the BASF Plant Science activities. BASF Plant Science seeks to develop crops with improved properties, such as: greater agricultural efficiency, improved nutrition, and the use of plants as "green factories". The segment, which was formerly known as the Health & Nutrition segment, was renamed after BASF sold its pharmaceuticals business on March 2, 2001 to Abbott Laboratories Inc. of Abbott Park, Illinois.

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

Group Strategy

        BASF's goal is to increase the company's corporate value through growth and innovation. As the world's largest chemical company based on sales of €32,216 million in 2002, BASF aims to actively capitalize on the opportunities that are emerging from the restructuring process currently affecting the global chemical industry. BASF's long-term strategy and activities are guided by the principles of Sustainable Development and by the company's stated values and principles.

        BASF's strategy is based on the following principles:

  Expanding profitable businesses:

        In optimizing its portfolio, BASF seeks to expand highly profitable business activities and concentrate on its core competencies. To achieve this growth, BASF exploits the commercial benefits of its innovations, expands manufacturing capacities for specific products and actively manages its portfolio. BASF discontinues business activities which are unlikely to show long-term profitability and acquires innovative businesses with a high potential for growth. Between 1993 and 2002, BASF sold businesses which, at the time of their divestiture, generated sales valued at approximately €11 billion. During the same period, the company acquired businesses, which at the time of their acquisition, generated sales valued at approximately €9.5 billion. BASF also enters into strategic alliances with the aim of achieving profitable growth in our key businesses and value-adding chains.

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

        BASF's goal is to operate the most competitive sites in the chemical industry. BASF believes that to continue to secure its long-term performance in the chemicals business, it must use the highly integrated nature of its major manufacturing sites (referred to by the company as Verbund sites — a German word for integrated) as effectively and extensively as possible while consolidating the company's portfolio of production sites. Where appropriate, BASF capitalizes on the cost advantages of its Verbund structures by building new plants at existing Verbund sites or by building new Verbund sites such as those in Nanjing, China, and Kuantan, Malaysia.

        At our Ludwigshafen site alone, BASF aims to reduce costs by €450 million as part of the Ludwigshafen Site Concept. To this end BASF has introduced a series of optimization measures for raw materials, energy consumption, processes and personnel at its most important Verbund site in Ludwigshafen, Germany. For customers who place a high value on being served locally, BASF can gain a competitive advantage by operating regional sites for manufacturing customized products.

        BASF's marketing and sales competence and its access to competitively-priced raw materials, energy and precursors are also of strategic importance. Where necessary, BASF ensures access by using its technological and market strength to enter into partnerships and alliances with strong global or regional partners.

  Creating value for BASF's customers:

        BASF aims to be the preferred partner for its strategic customers. In response to growing pressures in its commodities business, BASF is turning to modern e-commerce solutions to contain costs. In its non-commodities businesses, the company aims to provide added value by expanding the scope of its customer services.

        Through new sales strategies, BASF is optimally positioning itself to meet the needs of customers who require smaller volumes and less advice. Eight new trading centers have started sales activities for specialty chemicals targeted at such customers in Western Europe. In Europe, the handling of small lot sales of engineering plastics and styrenics has increasingly been transferred to external sales partners.

        BASF believes that by working closely with innovative customers the company can exploit the potential of its research and development activities more effectively to develop the customized solutions customers want. The company believes this gives it an advantage over its competitors, thereby enhancing the company's earnings potential.

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

        BASF estimates that by 2010 the chemical market in Asia — excluding Japan — will be approximately as large as the market for chemicals in Europe. Asia is therefore a key market for BASF. The company aims to establish itself quickly as one of the most important chemical manufacturers in this emerging market. In Europe and North America, BASF is concentrating its resources on growth markets in which the company believes it has competitive advantages over other chemical producers.

        BASF aims to be among the top three suppliers in the markets it serves. The company already derives more than two-thirds of its sales from product groups in which it is one of the top three suppliers, and it aims to further increase this proportion.

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

        The market-oriented organization introduced in 2001 is making an impact: It increases BASF's customer focus, strengthens market presence and fosters a spirit of entrepreneurship within the company.

CHEMICALS

Segment Overview

        BASF's Chemicals segment is one of the largest chemical producers in the world based on sales. The Chemicals segment produces a wide range of products, from basic petrochemicals and inorganic chemicals to higher-value intermediates, allowing BASF to exploit fully the benefits of its Verbund approach to integration. Key information is provided in the following table:

	2002	2001	2000
	(euros in millions)
Sales to third parties	€5,317	€4,494	€4,504
Percentage of total BASF sales	17%	14%	13%
Intersegmental transfers	€2,598	€2,452	€2,408
Income from operations	€635	€362	€640
Capital expenditures	€495	€929	€774

        The Chemicals segment produces a wide variety of chemicals that are sold to a multitude of industries, including the chemical, construction, automotive, electrical, electronics, detergents, colorants, coatings, and health and nutrition industries.

        The Chemicals segment exemplifies the benefits of BASF's Verbund approach to integration because its divisions both intensively consume and manufacture products along the company's core value-adding chains. Virtually all products that the segment sells to external customers are produced within this integrated network. Although most of the segment's sales are to external customers, 32.8% of the segment's total sales are intersegmental transfers to other BASF operations for the manufacture of higher-value products. The products manufactured for captive use include many basic and intermediate chemicals.

        The divisions comprising the Chemicals segment and their principal products are:

Division	Major Products	Primary Applications
Inorganics	Inorganic basic chemicals such as chlorine, sodium hydroxide, nitric acid and sulfuric acid, as well as sodium and ammonium salts	Used as starting materials for propylene oxide, polyvinyl chloride, superabsorbents, fertilizers and other high-value chemicals
	Glues and impregnating resins including their raw materials ammonia, urea, formaldehyde, methanol and melamine	Wood-to-wood adhesives and bonding applications, decorative paper manufacturing
	Inorganic specialties such as Catamold® products (for powder injection molding) and carbonyl iron powder	Used for manufacturing tiny, intricate devices
	Electronic grade chemicals	Used for treating metal surfaces and for manufacturing semiconductors
	Catalysts	Used in chemical reactions to increase product yields
Petrochemicals	Cracker products including propylene, ethylene, benzene and butadiene	Starting materials primarily for captive use within BASF to manufacture plastics, plasticizers, solvents, dispersions and higher-value chemicals
	Industrial gases such as hydrogen, carbon monoxide and oxygen	Starting materials primarily for captive use within BASF to manufacture higher-value chemicals
	Alkylene oxides such as ethylene oxide, propylene oxide, as well as glycols	Precursors for products such as polyester fibers, films and PET plastic bottles, anti-freeze, surfactants, dispersants and detergents
	Solvents including oxo alcohols, acetates, glycol ethers and specialty solvents	Solvents to process, apply, clean or separate materials mainly in the coatings, pharmaceuticals and cosmetics industries
	Standard and specialty plasticizers as well as plasticizer raw materials	Additives to soften plastics for use in the construction, cable and wire, coated fabrics and medical industries
Intermediates	Amines such as alkylamines and their derivatives, ethanolamines and specialty amines	Precursors or components for detergents and cleaning products, process chemicals and agricultural products
	Diols and polyalcohols including butanediol and its derivatives like PolyTHF® and N-methylpyrrolidone, hexanediol, Neol®	Chemical building blocks for plastics, polyurethanes, fibers, paints and coatings

Acids such as formic and propionic acid and specialty intermediates such as phosgene derivatives, chiral intermediates, glyoxal and its derivatives
Preservatives for the feed and food industries, precursors for textile and leather applications, specialties for paper manufacturing, polymers, textiles, leather products, pharmaceuticals as well as agricultural products

Segment Strategy

        The Chemicals Segment represents the foundation for BASF's "Verbund" approach to integration of chemical production. It focuses on the supply of cost efficient standard chemicals for internal demand and on offering a broad range of intermediate and higher-value products for external customers. The competitiveness of the Chemicals segment mainly depends upon cost leadership, achieved through economies of scale, leading technology and efficient production processes. The high and steady internal demand for the basic chemical building blocks produced in the Chemicals segment ensures a high capacity utilization of BASF's world scale plants, e.g. steam crackers, ammonia plants, etc. BASF's capital expenditures and research and development efforts are focused on building world-scale plants, as well as on developing new technologies, improved processes and new products.

        The Chemicals segment's global strategy is to maintain its leading market position in Europe, improve its cost structure in North America, and expand its operations in Asia. In Europe, BASF optimized its plastizicer's business in 2002. After shutting down unprofitable plants in Tarragona, Spain, the production is now consolidated in world scale plants in Ludwigshafen, Germany, and Feluy, Belgium. Acquired from the SISAS Group in mid-2001, the production facilities at the Feluy site furthermore strengthen the Chemical segment's activities in butanediol and its derivatives. In 2002, BASF acquired a share in the Aethylen Rohrleitungs Gesellschaft mbH & Co. KG (ARG). The ARG forms the integral part of the Northwest European ethylene pipeline grid. The improved integration of BASF's cracker activities at the Verbund sites Antwerp, Belgium and Ludwigshafen, Germany offers the opportunity to further optimize operations across Europe.

        In North America, the Chemicals segment improved its production structure with the completion of the world's largest naphtha steam cracker in Port Arthur, Texas, at the end of 2001. Operated in conjunction with its 40% partner, TotalFinaElf S.A, this new steam cracker supplies propylene, ethylene and other products to BASF's Verbund sites in Geismar, Louisiana, and Freeport, Texas. In the US, two out of three ethylene oxide plants and a glycol plant were shut down in 2002 due to missing economies of scale. BASF is now focusing on adding more value to its surfactants core business.

        In Asia, BASF has a number of major projects underway. These include the expansion of the Verbund site in Kuantan, Malaysia. BASF began manufacturing at the site in mid-2000, and in April 2001 an oxo alcohol and syngas complex went on stream. BASF is also constructing a new Verbund site in Nanjing, China. The construction work is well under progress and proceeding according to schedule. BASF expects plants at the Nanjing site to begin operations in 2005.

        In 2002, the Chemicals segment invested approximately €98 million in research and development. Research activities are focused on improving value-adding production chains that serve the segment and on developing higher-value products. BASF is developing new products and production processes, in particular for organic and inorganic intermediates and industrial chemicals.

        The main capital expenditure projects of the Chemicals segment currently include:

Location	Project	Projected Annual Capacity at Completion of Project (metric tons)		Projected Start-Up of Operations
Caojing, China	Tetrahydrofuran/ Polytetrahydrofuran	80,000/60,000		2004
Nanjing, China	Integrated production site Major products include:		(1)	2005
	ethylene	600,000
	ethylene glycol	300,000
	aromatics	300,000
	oxo alcohols	250,000
Kuantan, Malaysia	Butanediol	100,000	(2)	2003
Port Arthur, Texas	Butadiene	410,000	(3)	2004
Ludwigshafen, Germany	Formaldehyde	480,000		2003

(1)
Conducted through a joint venture between Sinopec (50%) and BASF (50%) (capacity reflects total joint venture capacity).
(2)
Conducted through a joint venture between BASF (60%) and PETRONAS (40%) (capacity reflects total joint venture capacity).
(3)
Conducted through a joint venture between Shell Chemical Company (60%), BASF (24%) and TotalFinaElf S.A. (16%) (capacity reflects total joint venture capacity).

Inorganics

  Overview

        BASF's Inorganics division sells approximately 400 products of which approximately 55% are allocated for captive use. This allows BASF's other divisions to benefit from reduced energy, transportation and infrastructure costs and from improved efficiencies in purchasing and logistics. These internal transfers, which are based on market prices, include large amounts of chlorine, sodium hydroxide, ammonia, formaldehyde, methanol and nitric acid as startup materials to create higher-value products. This captive use within BASF provides steady demand that helps maintain good capacity utilization rates at the division's production plants. The remaining amount is sold to external customers worldwide from a broad range of industries.

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

        The Inorganics division's sales to third parties were €695 million in 2002.

  Products

        The Inorganics division consists of four major product lines:

  Inorganic Specialties and Electronic Grade Chemicals

        BASF offers a wide range of inorganic specialties which includes carbonyl iron powder, hydroxylamine free base, hydroxylammonium sulfate, boron trifluoride and BASF's innovative Catamold® line of products for powder injection molding of metal and ceramic components. The Catamold® line is especially suited for manufacturing tiny, intricate devices such as watch casings and orthodontic appliances. BASF sells these products globally to manufacturers in the automotive, construction and medical sectors, among other industries. BASF also produces some inorganic specialties in electronic grade, such as hydroxylamine free base, for use in manufacturing semiconductors, light-emitting diodes, flat screens and plasma screens. The strategic goal for inorganic specialties is the extension of our product portfolio, which shall be achieved by internal growth and targeted acquisitions.

  Inorganic Chemicals

        BASF produces inorganic chemicals through value-adding chains of production based on nitrogen, sulfur and sodium chloride. Products range from basic chemicals such as chlorine, sodium hydroxide, nitric acid and sulfuric acid to inorganic salts such as sodium and potassium alcoholates as well as ammonium salts. More than half of these products are for captive use within BASF's Verbund. The remaining products are sold primarily to other chemical companies. The strategic goal is to guarantee cost-effective supply of the BASF group with basic inorganic chemicals.

  Glues and Impregnating Resins

        BASF offers a wide variety of tailor-made, wood-to-wood adhesives. These adhesives are used to bind together the particles, fibers and strands found in all types of particleboards, and are also used for surface bonding of wooden components. In addition, BASF produces impregnating resins, which are used to manufacture decorative paper and laminated flooring. BASF is also a producer of glues and impregnating resin raw materials such as ammonia, formaldehyde, methanol, urea and melamine. Europe is the primary market for this group of products. The strategic goal for the product line is profitable growth by new products developed in cooperation with selected customers and through an increased global presence with high margin specialties particularly in Asia.

  Catalysts

        Catalysts are substances that are frequently added to chemical processes to facilitate the target reaction. Developing and manufacturing catalysts plays an important role in BASF's strategy to protect and expand its technological leadership because catalysts often help increase product yields. BASF's catalysts are used in internal processes and are also sold to customers around the world. The strategic goal for our catalyst business is above-average growth compared to the chemical industry, with high margin products.

        The production capacities as of December 31, 2002 for the Inorganics division's major products are as follows:

Product	Annual Production Capacity (metric tons)	Primary Applications
Ammonia	1,255,000	• • • • •	Fertilizers Glues and impregnating resins Dyestuffs Animal nutrition Fiber products
Chlorine	360,000	• • •	Plastics Solvents Inorganic salts
Formaldehyde condensation products	750,000	•	Glues and impregnating resins
Formaldehyde	510,000	• •	Glues and impregnating resins Solvents
Hydroxylamine free base 50% aqueous solution	7,000	•	Semiconductors and treatment of metal surfaces
Methanol	450,000	• • • •	Glues and impregnating resins Chemical intermediates Solvents Vitamins
Melamine	65,000	•	Glues and impregnating resins
Sulfuric acid and oleum	720,000	•	Fiber products
Sulfur dioxide	150,000	•	Bleaching and reducing agents
Sodium hydroxide	360,000	•	Chemicals
Urea	545,000	• •	Fertilizers Glues and impregnating resins

  Markets and Distribution

        In 2002, Europe accounted for 77% of the Inorganics division's sales to external customers; North America for 9%; South America for 3%; and the Asia, Pacific Area, Africa region for 11%.

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

        The Inorganics division's main competitors include ATOFINA S.A. of France, Norsk Hydro of Norway and Gentek Inc. of the United States.

Petrochemicals

  Overview

        The Petrochemicals division sells more than 200 different products and represents the first step in BASF's Verbund approach to integration for the company's petrochemical-based, high-value products. The principal raw materials used in this division are naphtha and natural gas. The Petrochemicals division purchases approximately 10% of its raw materials from other BASF operations, the majority of which is natural gas acquired from WINGAS GmbH. All other principal raw materials are bought from external sources. BASF does not rely on any dominant supplier for the raw materials of the Petrochemicals division.

        The Petrochemicals division's principal products include the basic building blocks of petrochemicals, which are produced primarily in steam crackers. In a steam cracker, steam is used to crack naphtha mainly into ethylene and propylene. Other materials produced in this process include aromatics such as benzene, and C4 cuts (a mixture of C4 hydrocarbons) — a source of butadiene, isobutene and n-butenes. BASF also produces acetylene — a chemical based on natural gas and provides industrial gases for consumption at BASF's Verbund sites in Ludwigshafen, Germany, and Antwerp, Belgium.

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

        In Europe, BASF operates steam crackers in Ludwigshafen, Germany, and Antwerp, Belgium. Although the steam crackers mainly supply products for captive use within the company, BASF maintains positions in the merchant markets for ethylene to ensure high capacity utilization. Since end of 2001, BASF and its 40% partner TotalFinaElf S.A. have run a steam cracker at TotalFinaElf's refinery located in Port Arthur, Texas, with an annual production capacity of 920,000 metric tons of ethlylene and 550,000 metric tons of propylene. It supplies olefins and aromatics to BASF's Verbund sites in Geismar, Louisiana, and Freeport, Texas. In Tarragona, Spain, BASF and its partner Sonatrach have built a propandehydrogenation plant (PDH). The plant has started operations in the first quarter of 2003 and will supply BASELL with 350,000 metric tons of propylene.

        In Asia, the Petrochemicals division is expanding its operations. An oxo alcohol complex has been on stream at our Verbund site in Kuantan, Malaysia since 2001. In Nanjing, China, a steam cracker and several downstream production facilities are expected to start operations in 2005.

        The Petrochemicals division's sales to third parties were €2,902 million in 2002.

  Products

        The following are the Petrochemicals division's main product lines:

  Cracker Products

        BASF produces the entire range of cracker products from ethylene and propylene to benzene and C4 cuts. Of these, propylene is the most important starting product for BASF's value-adding chains of production in petrochemicals. Benzene is used captively both in Ludwigshafen and Antwerp, while the residues from benzene extraction are sold as gasoline components. Butadiene is used captively to produce dispersions and ABS (acrylonitrile-butadiene-styrene) and is also sold in the merchant market. Isobutene (a C4 hydrocarbon) serves as the starting material for the polyisobutene value-adding chain of gasoline additives as well as the basic building block in vitamin synthesis. In Europe, all n-butenes are used in the synthesis of plasticizers and detergent alcohols. Higher olefins are marketed to the adhesives industry.

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

        Production capacities as of December 31, 2002 for the major products in the Petrochemicals division are as follows:

Product	Annual Production Capacity (metric tons)		Primary Applications
Ethylene	2,340,000	(1)	• Plastics • Specialty chemicals • Solvents • Dispersions
Propylene	1,350,000	(1)	• Plastics • Plasticizers • Solvents • Specialty chemicals
Benzene	635,000	(1)	• Plastics
Acetylene	90,000		• Plastics • Vitamins • Pharmaceuticals
Oxo C4 alcohols (calculated as butyraldehyde)	1,070,000	(2)	• Plasticizers • Dispersions • Solvents
Phthalic anhydride	242,000	(2)	• Plasticizers • Resins • Dyestuffs
Higher oxo alcohols	240,000		• Plasticizers • Detergents (ethoxylates)
Plasticizers	455,000	(2)	• Wire & Cable • Film & Sheet • Coated Fabrics
Ethylene oxide	870,000		• Nonionic surfactants • Ethylene glycols
Propylene oxide	125,000		• Nonionic surfactants • Propylene glycol
Ethylene glycols	360,000		• Antifreeze • Polyester
Propylene glycol	80,000		• Unsaturated polyesters, solvents • Polyester
Glycol ethers	125,000		• Solvents, brake and hydraulic fluids

(1)
Includes the total production capacity conducted through a joint venture between BASF (60%) and TotalFinaElf S.A. of: Ethylene 920,000 metric tons, Propylene 550,000 metric tons, Benzene 110,00 metric tons
(2)
Includes the total production capacity conducted through a joint venture between BASF (60%) and PETRONAS of: Oxo C alcohols 250,000 metric tons, Phthalic anhydride 40,000 metric tons, Plasticizers 100,00 metric tons.

  Markets and Distribution

        In 2002, Europe accounted for 44% of the Petrochemicals division's sales to external customers; North America for 47%; South America for 1%; and the Asia, Pacific Area, Africa region for approximately 8%.

        The Petrochemicals division sells products through BASF's own sales force as well as through wholesalers. Specialty chemical and other chemical companies are the primary external customers of this division, and some of the customers are also competitors of BASF. Approximately 40% of the division's sales are to other BASF divisions. The remaining amount is sold to approximately 2,200 customers worldwide.

        The Petrochemicals division produces commodities that are subject to strong cyclicality in pricing. Changes in the costs of raw materials have an almost immediate effect on the division's financial performance. Competition in the market is based on strong customer relationships, comprehensive product services and price.

        BASF considers Shell Chemicals and BP Chemicals plc of the United Kingdom; Eastman Chemicals Corp., Exxon Chemicals Company and The Dow Chemical Co. of the United States; SABIC EuroPetrochemicals B.V. of the Netherlands; Celanese AG and Oxeno of Germany, a unit of Degussa AG, to be the main competitors in its Petrochemicals division.

Intermediates

  Overview

        The Intermediates division manufactures approximately 500 products that are sold to around 3,000 customers worldwide. These customers typically purchase the division's chemical products as precursors for their higher-value chemicals. Customers of the Intermediates division are largely active in the manufacture of surfactants, plastics, polyurethanes, textile fibers, resins, paints, colorants, coatings, pharmaceuticals and agricultural products.

        The Intermediates division represents an important link in BASF's Verbund approach to integration because it purchases approximately 80% of its feedstock from other BASF operations, thus benefiting from efficiencies in logistics and savings in energy, transportation, purchasing and infrastructure costs. The division also consumes by-products of other BASF chemical operations, thus adding value to otherwise wasted product streams. The principal raw materials that the division uses are methanol, formaldehyde, acetylene, C4 aldehyde, acrylonitrile, ammonia, ethylene oxide, hydrogen, carbon monoxide, butane, ethylene and chlorine.

        Many of the Intermediates division's products are generally more resilient to economic cycles than the products in the Chemicals segment's other divisions, and many are the result of multi-step production processes within BASF before intermediates are sold to external customers. However, the Intermediates division also manufactures products that are commodities characterized by cyclicality in pricing. The trend toward commodity pricing is increasing. The division additionally satisfies high demand within BASF for cost-efficient precursors for the production of agricultural products, pharmaceuticals, paint resins, plastics, adhesives, dyes, pigments and process chemicals for the textile, leather and paper industries. Internal transfers to other BASF operations, in particular of amines, account for approximately 20% of the division's total sales.

        The keys to the Intermediates division's success are achieving technological and cost leadership, offering customized products and, increasingly, developing a global production presence. To increase its global presence, the Intermediates division intends to expand its operations outside of Europe, particularly in Asia with a major focus on the new Verbund sites in Kuantan, Malaysia, and Nanjing, China. In 2002 the approval from the Chinese authorities was received to build plants for tetrahydrofuran and polytetrahydrofuran (PolyTHF®) in Caojing, Shanghai, China, representing a wholly-owned investment. The plants will utilize BASF's newly developed proprietary technology to convert butane directly to tetrahydrofuran and subsequently PolyTHF. Avoiding the traditional intermediate step of 1,4-butanediol as well as any joint products this innovative technology will ensure BASF's leading cost position.

        BASF is specifically aiming to extend its global leadership position in the production of diols and to globally expand its production of amines in order to capture an increased share of global markets. Recently, the annual PolyTHF capacity in Ulsan, South Korea, has been increased by 10,000 tons to 40,000 tons. In Kuantan, Malaysia, BASF will soon start up the production of butanediol in the joint venture BASF PETRONAS Chemicals.

        The Intermediates division's sales to third parties were €1,720 million in 2002 and, on a comparable basis, €1,701 million in 2001.

  Products

        The Intermediates division has three major product areas:

  Amines

        BASF is among the world's top three producers of amines, which are principally used to make detergents and cleaning products, process chemicals and agricultural products as well as pharmaceuticals. BASF offers approximately 140 different amines worldwide. Key products include ethanolamines, ethyleneamines, alkylamines, alkylalkanolamines and several specialty and aromatic amines. Amines are sold globally, but Europe is BASF's primary market for these products.

  Diols and Polyalcohols

        The products of this area BASF produces and sells globally: BASF is the world's largest manufacturer of 1,4-butanediol, which is a chemical building block for products such as polyesters and polyurethanes. Its derivatives are used to produce products ranging from fibers to paints, and include tetrahydrofuran, PolyTHF®, gamma-butyrolactone and N-methylpyrrolidone. With the acquisition of the SISAS Group's Feluy production site in 2001, this product area now also includes maleic anhydride. The polyalcohols are used as raw materials for a wide range of coatings.

  Acids and Specialty Intermediates

        This product group is comprised of both commodity acid products and specialty intermediate products. Carbon acids such as formic acid, propionic acid, 2-ethylhexanoic acid and adipic acid, can be used to manufacture preservatives for the feed and food industries, as well as auxiliaries for textile and leather applications. The Intermediates division sells these products globally. In contrast, BASF regards the following products as specialty intermediates: Derivatives of phosgene like acid chlorides and chloroformates, glyoxal and its derivatives, glutaraldehyde and various other chemicals such as formamide, triphenylphosphine and several chiral intermediates. These chemicals are often used in the manufacture of paper, polymers, textiles and leather products and are of increasing importance for pharmaceuticals and agricultural products. Europe is BASF's primary market for these products, but BASF has targeted Asia as well as North America for future substantial growth.

        As of December 31, 2002 the production capacities of the major products of the Intermediates division are as follows:

Product	Annual Production Capacity (metric tons)		Primary Applications
Alkylamines	190,000		• Agricultural products • Water treatment • Pharmaceuticals • Rubber chemicals
Ethanolamines/ alkylalkanolamines/ ethyleneamines	255,000		• Laundry and cleaning materials • Water treatment • Agricultural products • Gas purification
Specialty amines	90,000		• Surfactants • Rubber industry applications • Agricultural products • Polyurethane and epoxies
Acid and alkyl chlorides, chloroformates	60,000		• Organic peroxides • Pharmaceuticals
1,4-butanediol	470,000	(1)	• Plastics • Polyurethanes
Polytetrahydrofuran (PolyTHF®)	124,000		• Fibers • Polyurethanes
Glyoxal® (40% solution)	80,000		• Textile resins
1,6-hexanediol	42,000		• Plastics • Coating resins
Formic acid/ propionic acid	180,000 80,000	/	• Preservatives
Formamide	100,000		• Sequestering agents
Maleic anhydride	135,000		• Unsaturated polyester resins
Neopentylglycol (Neol®)	135,000	(2)	• Coatings
N-Methylpyrrolidone	63,000		• Electronics, solvents
chiral Intermediates (ChiPros™)	4,500		• Life sciences
Trimethylolpropane	20,000		• Coatings

(1)
Of which 25,000 metric tons are produced by Idemitsu BASF Co. Ltd. — a 50-50 joint venture between Idemitsu Petrochemicals Co. Ltd. and BASF (capacity reflects total joint venture capacity).
(2)
Of which 15,000 metric tons are produced by BASF JCIC Neopentylglycol Co. Ltd. — a 60-40 joint venture between BASF and Jilin Chemical Industrial Company Ltd. (capacity reflects total joint venture capacity).

  Markets and Distribution

        In 2002, Europe accounted for approximately 53% of the Intermediates division's sales to external customers. North and South America together accounted for approximately 21% and the

Asia, Pacific Area, Africa region for approximately 26%. BASF sells this division's products through its own sales force as well as through distributors.

        BASF is among the top three producers worldwide in the main products of its three strategic intermediates' business units. In the amines markets, BASF considers its main competitors to be Air Products Corp., The Dow Chemical Company and Huntsman Corporation. In BASF's diols and polyalcohols activities, the company's major competitors are International Specialty Products Inc., E.I. du Pont de Nemours and Company, Lyondell Chemical Company and Mitsubishi Chemicals Corporation respectively Eastman Chemical Company and Ube Industries, Ltd. Finally the main competitors in BASF's acids and specialty intermediates business are Sydsvenska Kemi OY, BP Amoco plc and Celanese AG.

PLASTICS & FIBERS

Segment Overview

        BASF is one of the world's leading plastics and fiber products manufacturers, and offers one of the industry's most comprehensive product ranges. The segment is organized into three divisions: Styrenics, Performance Polymers, and Polyurethanes. On January 14, 2003, BASF announced agreements to acquire Honeywell's worldwide engineering plastics business, and to sell its nylon fibers businesses to Honeywell. These agreements are subject to regulatory approval, but expected to close in the first half of 2003.

	2002	2001	2000(1)
	(euros in millions)
Sales to third parties	€8,477	€8,185	€11,030
Percentage of total BASF sales	26%	25%	31%
Intersegmental transfers	€436	€406	€510
Income from operations	€582	€(2)	€902
Capital expenditures	€636	€891	€633

(1)
The Plastics & Fibers segment's figures include BASF's polyolefins operations for the first nine months of 2000.

        The three divisions comprising the Plastics & Fibers segment and their principal products are:

Division	Major Products	Primary Applications
Styrenics	PS (polystyrene)	Packaging Household appliances Housings for consumer electronics
	ABS (acrylonitrile-butadiene-styrene copolymers)	Electrical and electronics equipment Household appliances Automotive components
	ASA (acrylonitrile-styrene-acrylate copolymers)	Exterior automotive components Sports equipment Electrical and electronic equipment
	SAN (styrene-acrylonitrile copolymers)	Household and toiletry items Packaging Office and household equipment
	MABS (methacrylate-acrylonitrile-butadiene-styrene copolymer	Containers for hygiene and cosmetic products Medical equipment housings Office equipment housings
	ABS/PA blend (acrylonitrile-butadiene-styrene copolymer and polyamide)	Automotive components Garden equipment Children's toys
	EPS (expandable polystyrene)	Building insulation Packaging
	XPS (extruded polystyrene)	Building insulation
	EPP (expandable polypropylene)	Automotive components Packaging Sports equipment
	MF (melamine resin foam)	Automotive components Soundproofing materials Household and consumer appliances

Performance Polymers	PA (polyamide)	Automotive components Electronics and electrical equipment Films for food packaging
	PBT (polybutylene terephthalate)	Electrical and electronics equipment Automotive components
	POM (polyoxymethylene)	Clips and fasteners Mechanical and engineering equipment
	PES (polyethersulfone) and PSU (polysulfone)	Automotive components Household items Medical equipment
	Fiber intermediate products (including caprolactam, polycaprolactam, adipic acid, adiponitrile and hexamethylenediamine)	Carpeting Apparel Upholstery fabrics
	Carpet products	Commercial, residential and automotive carpets
Polyurethanes	Isocyanates	Furniture interiors Automotive components Carpet backings Shoe soles
	Polyols	Rigid and flexible foams Cable sheathings, shoe soles
	Polyurethane systems	Automotive components Cable coverings Household appliances
	Polyurethane special elastomers	Cable coverings Shock absorbers and buffers in vehicles Sports equipment

Segment Strategy

        BASF's goal is to strengthen its position as one of the leading global competitors in the plastics industry — a position which is based primarily on its styrenics, nylon and polyurethane value-adding chains of chemistry.

        To achieve this goal, BASF is pursuing the following strategy in this segment:

  •
  Marketing and selling products more efficiently than competitors in key regional markets: To support this strategic goal, BASF has set up global sales teams, which are dedicated to specific industry branches.

  •
  Increasing sales of selected specialty products: BASF aims to expand its position in the market for specialty products that can be easily derived from the company's value-adding chains of chemistry. These have the potential to generate competitive advantages both for the customers and BASF.

  •
  Boosting the efficiency of the company's global production activities: BASF shifts production from older or smaller plants to more efficient world-scale plants, which rely on new technologies and offer substantial economies of scale. In Asia, the company is continuing to expand its production capacities and is building on its well-established base in the region.

  •
  Building on the company's strengths as a global manufacturer of plastics: As a manufacturer of plastics with major activities in Europe, the Americas and Asia, BASF aims to become a preferred supplier of global customers by providing consistently high quality products on a regional basis.

  •
  Developing future production capacities in line with growth in global demand

  •
  Working closely with customers in developing new products and applications: BASF sells its plastics products to customers, who in turn use these materials to make products which they sell to end consumers. Therefore, it is essential for BASF to work closely with its customers to develop the most suitable materials for the markets these customers aim to serve. Furthermore, manufacturers in various industries are increasingly relying on plastics products to replace conventional materials. Consequently, BASF aims to collaborate with these customers to develop the best materials for improving their manufacturing processes.

  •
  Using e-commerce more extensively as a distribution channel: BASF's sales through new e-commerce channels such as World Account and Omnexus significantly exceeded €700 million in 2002. BASF expects sales via these distribution channels will continue increasing in the future.

        In 2002, the Plastics & Fibers segment spent approximately €138 million on research and development activities. These included: improving existing manufacturing processes, developing cost-effective manufacturing alternatives, building partnerships and working together with customers to develop innovative applications and products.

        The main capital expenditure projects of the Plastics & Fibers segment currently include:

Location	Project	Projected Annual Capacity at Completion of project (metric tons)		Projected Start-Up of Operation
Caojing, China	MDI (diphenylmethane diisocyanate)	160,000	(1)	2005
	TDI (toluene diisocyanate)	130,000	(2)	2005
Yeosu, Korea	TDI	140,000		2003
	MDI expansion	160,000		2004
Altamira, Mexico	Styrolux® (styrene-butadiene-styrene block copolymers)	45,000		2003
Antwerp, Belgium	MDI expansion	320,000		2003
Schwarzheide, Germany	Basotect® (melamine resin foam)	2,000		2003

(1)
Conducted through a joint venture with SINOPEC and the Hua Yi Group of China as well as Huntsman-ICI Polyurethanes and Nippon Polyurethanes (capacity reflects total joint venture capacity of which BASF has a 35% share).

(2)
Conducted through a joint venture with SINOPEC and the Hua Yi Group of China (capacity reflects total joint venture capacity of which BASF has a 70% share).

Styrenics

  Overview

        BASF is one of a small number of global producers of styrenics, supplying customers in all major geographic markets of the world. The Styrenics division purchases approximately 40% of its raw materials from within BASF. The division's principal raw materials are benzene, ethylene, butadiene and acrylonitrile. BASF continues to fine-tune Verbund structures at its production sites and to carry out backward integration where appropriate.

        BASF believes that achieving cost and technology leadership, as well as strengthening its global presence are crucial to ensuring the continued competitiveness of its styrenics products. Major projects over the last two years included modernizing the ethyl benzene and styrene plants in Ludwigshafen, Germany, and Antwerp, Belgium; and setting up a joint venture with Shell Eastern Petroleum Pte. Ltd. to bring a world-scale SMPO (styrene monomer/propylene oxide) plant in Singapore on stream in the second half of 2002.

        In Asia, which BASF views as a long-term growth market for the Styrenics division, the company aims to expand its market presence by improving the capacity of existing plants in the region. In Europe, the division is focusing on efficient ethyl benzene and styrene operations and competitive polystyrene production. In its styrene copolymers business, the division's restructuring efforts include improving production processes and reducing fixed costs. BASF intends to continue expanding its production capacities for specialties. In North America, BASF is aiming to improve the performance of its polystyrene and styrene copolymers businesses by concentrating its production activities, improving logistics and streamlining its workforce.

        The Styrenics division's sales to third parties were €3,387 million in 2002.

  Products

        The Styrenics division's key product lines include:

  PS (Polystyrene)

        BASF's polystyrene products range from rigid and transparent general-purpose plastics to high impact-resistant grades that customers shape using injection molding, extrusion and blow molding. Styrolux complements BASF's polystyrene product portfolio and combines toughness with transparency.

        Primary applications:

  •
  Packaging
  •
  Household appliances
  •
  Housings for consumer electronics

  EPS (Expandable Polystyrene)

        BASF sells expandable polystyrene under the brand name Styropor®. Styropor® is a leading product in the building insulation market. Neopor®, a new product with superior insulation capabilities, has been introduced in the European market. Expandable polystyrene's advantages include heat insulation, high compressive strength, shock absorption, low weight, and moisture resistance.

        Primary applications:

  •
  Building insulation
  •
  Packaging

  ABS (Acrylonitrile-Butadiene-Styrene Copolymers)

        Terluran® and Ronfalin® are trade names for BASF's top styrene copolymer plastic. It offers superior surface quality, colorfastness and luster.

        Primary applications:

  •
  Electrical and electronic equipment
  •
  Household appliances
  •
  Automotive components

  ASA (Acrylonitrile-Styrene-Acrylate Copolymers)

        Luran® S is the trade name for BASF's styrene copolymer plastic modified with rubber to make it resistant to weathering, aging and chemicals.

        Primary applications:

  •
  Exterior automotive components
  •
  Sports equipment such as surfboards and boats
  •
  Electrical and electronic equipment

  SAN (Styrene-Acrylonitrile Copolymers)

        Luran® is BASF's trade name for SAN plastic. It is transparent, chemical and dishwasher resistant and offers a high degree of stiffness and resistance to temperature change.

        Primary applications:

  •
  Household and toiletry items
  •
  Packaging
  •
  Office and household equipment

  MABS (Methacrylate-Acrylonitrile-Butadiene-Styrene Copolymer)

        Terlux® is the trade name for BASF's MABS plastic. It offers transparency, luster, toughness and resistance to chemicals.

        Primary applications:

  •
  Hygiene and cosmetic product containers
  •
  Medical equipment housings
  •
  Office equipment housings

  ABS/PA Blend (Blend of Acrylonitrile-Butadiene-Styrene Copolymer and Polyamide)

        Terblend® N is the trade name for BASF's blend of plastics that offers a very high degree of toughness, excellent processibility and luster.

        Primary applications:

  •
  Automotive components
  •
  Garden equipment
  •
  Children's toys

  XPS (Extruded Polystyrene)

        BASF sells extruded polystyrene under the brand name Styrodur®. It is a green, extruded, rigid polystyrene foam that is made using environmentally friendly carbon dioxide as a blowing agent. Sales of Styrodur®, which offers heat insulation, low water absorption, and compressive strength, are concentrated in Europe.

        Primary application: Building insulation.

  EPP (Expandable Polypropylene)

        BASF sells expandable polypropylene, which is often used to make foam components, under the brand name Neopolen® P. Sales are concentrated in Europe and North and South America.

        Primary applications:

  •
  Automotive components
  •
  Packaging
  •
  Sports equipment

  MF (Melamine Resin Foam)

        BASF sells melamine resin foam under the brand name Basotect®. It is a flexible foam material that absorbs sound and offers high heat resistance and good flame retardant attributes. The product's primary markets are Europe, the United States and Japan.

        Primary applications:

  •
  Automotive components
  •
  Soundproofing materials
  •
  Household and consumer applications

        Production capacities as of December 31, 2002 for the major products in the Styrenics division are as follows:

Product	Annual Production Capacity (metric tons)
Styrene and styrene-based polymers (styrene monomer, polystyrene, expandable polystyrene, copolymers)	5,472,000	(1)
XPS (extruded polystyrene)	1,150,000	(2)
EPP (expanded polypropylene)	10,800
MF (melamine resin foam)	150,000	(2)

(1)
Capacity reflects total joint venture capacities. These include:
•
550,000 metric tons of styrene monomer through a joint venture between BASF (50%) and Shell Nederland Chemie B.V.;
•
550,000 metric tons of styrene monomer through a joint venture between BASF (50%) and Shell Eastern Petroleum Pte.Ltd;
•
120,000 metric tons of styrene monomer, 140,000 metric tons of polystyrene and 45,000 metric tons of expandable polystyrene through a joint venture between BASF (60%) and Yangzi Petrochemical Corporation; and
•
57,000 metric tons of expandable polystyrene through a joint venture between BASF (50%) and Alfa Group.
(2)
Measured in cubic meters.

  Markets and Distribution

        In 2002, Europe accounted for approximately 47% of the Styrenics division's sales; North America for approximately 21%; the Asia, Pacific Area, Africa region for approximately 27%; and South America for 5%.

        The Styrenics division sells products primarily through its own regional sales force, supported by BASF technical and marketing experts. The Styrenics division is increasingly relying on e-commerce for distributing its products. Activities include BASF's Plastics Portal as well as the company's participation in Omnexus, an independent business-to-business online marketplace that focuses on delivering products and related services to plastics injection molders around the world.

        The market for styrenics is global and characterized by intense price competition and requires increasingly global delivery capabilities. The division's major customers require that top suppliers have a global presence and provide accompanying services, such as technical support. Demand for styrenics continues to rise due to overall economic growth in both industrial and emerging markets.

        The principal global competitor of the Styrenics division is The Dow Chemical Company of the United States. The division also competes in North America with Nova Chemical Corporation of Canada and in Europe with ATOFINA of France and Enichem of Italy. In Asia, BASF competes with other regional competitors, such as Chi Mei of Taiwan.

Performance Polymers

  Overview

        BASF is one of the world's leading producers of engineering plastics and fiber intermediates. Regulatory approval is pending on the sale of the nylon fibers business to, and the purchase of the engineering plastics business from Honeywell International Inc.

        Engineering plastics are sold to approximately 1,500 customers worldwide. The customer base consists largely of high-performance plastic molders and plastic component manufacturers in the automotive, consumer electronics, electrical equipment and packaging industries. These customers often rate product performance and customer support as important, but prices are becoming increasingly critical to customers in choosing a supplier.

        To compete effectively in this market, the Performance Polymers division seeks to increase its preferred supplier status with global customers, many of whom demand collaboration in developing specific plastic applications. The division works with suppliers to automotive manufacturers to develop specific applications for parts such as engine components, airbag housings and electronic connectors.

        The Performance Polymers division also produces two types of nylon — nylon 6 and nylon 6,6 — as well as their monomers caprolactam, adipic acid and hexamethylenediamine. The division sells its fiber and fiber intermediates products to approximately 500 customers worldwide. In North America, customers include commercial and residential carpet producers, and tier one automotive carpet suppliers. BASF has been experiencing overcapacity for its fiber products in North America and has been consolidating its production capacities in this region to improve capacity utilization rates and control costs. Part of this was the sale of the Basofil fiber manufacturing operation located at the Enka, North Carolina site to McKinnon-Land-Moran LLC (MLM) — an American manufacturer of products for the home furnishings industry.

        In Europe and North America, the division is continuing with a restructuring program to improve the division's long-term earnings potential. This includes consolidating its product portfolio by eliminating unprofitable product lines, entering into strategic alliances for its specialty products and streamlining its workforce in these regions. BASF is also expanding the division's activities in Asia, a region to which many customers have relocated operations, to support both regional consumption and exports. The restructuring measures of the last year include the discontinuation of the Ultraform® acetal production at the BASF plant in Theodore, Alabama. This plant is being dismantled during the first half of 2003.

        The Performance Polymers division's principal raw materials are cyclohexane, ammonia and propylene, which are purchased mostly from external suppliers. The division's important Engineering Plastics business benefits significantly from backward integration. BASF does not rely on any dominant supplier for the raw materials of its Performance Polymers division.

        The Performance Polymers division's sales to third parties were €2,270 million in 2002.

  Products

        The Performance Polymers division offers the following product lines:

  Engineering Plastics

          PA (Polyamide)

          Ultramid® is the trade name for BASF's plastics based on nylon 6, nylon 6,6 and other copolymers manufactured by BASF. It offers toughness and strength as well as both heat and chemical resistance.

          Primary applications:

    •
    Automotive engine intake manifolds, pedals and engine covers
    •
    Flame retardant plastics for electrical components such as switches and circuit breakers
    •
    Housings for electrical equipment
    •
    Films for food packaging

          PBT (Polybutylene Terephthalate)

          Ultradur® is the trade name for BASF's plastic based on PBT. It features high stiffness, strength, dimensional stability and heat and aging resistance.

          Primary applications:

    •
    Electrical connectors
    •
    Automotive components such as windshield wiper arms
    •
    Housings for automotive transmission components

          POM (Polyoxymethylene)

          Ultraform® is the trade name for BASF's POM plastic. It offers high stiffness and strength, resilience and low wear.

          Primary applications:

    •
    Clips and fasteners
    •
    Speaker grilles
    •
    High-end children's toys
    •
    Mechanical and precision engineering devices such as shafts and gears

          PES (Polyether Sulfone) and PSU (Polysulfone)

          Ultrason® S and E are the trade names for BASF's PES and PSU plastics. The most important features of Ultrason are stiffness, and resistance to water and oily substances even at high temperatures. Other important features include electrical insulation properties and dimensional stability.

        Primary applications:

  •
  Automobile oil circulation systems, headlight reflectors and housings
  •
  Microwave dishes, infant formula bottles
  •
  Medical equipment

  Fiber Intermediate Products including Caprolactam, Polycaprolactam, Adipic Acid, Adiponitrile and Hexamethylenediamine

        Caprolactam forms the basis for manufacturing polycaprolactam, the main precursor for nylon 6. BASF sells a variety of caprolactam products, including caprolactam in its pure form, nylon 6 for use in engineering plastics and Ultramid BS®, a nylon 6-based spinning polymer. Adipic acid, acrylonitrile and hexamethylenediamine form the basis for nylon 6,6. BASF sells a variety of nylon 6,6 products, including adipic acid and hexamethylenediamine in their pure forms, Ultramid A®, which is used for engineering plastics, and Ultramid AS®, a nylon 6,6-based spinning polymer. BASF sells most of these products globally.

        Primary applications include precursors for fibers used in:

  •
  Carpeting
  •
  Apparel
  •
  Upholstery fabrics

  Carpet Products

        BASF is a leading supplier of nylon 6 BCF (bulk continuous filaments). BASF's trade names for nylon fibers and yarns include Zeftron 2000® solution-dyed nylon and SAVANT™, a new carpet fiber, which is resistant to stains and to the effects of ozone exposure, and which is targeted at the high-end commercial carpet segment.

        Primary applications:

  •
  Commercial carpets
  •
  Residential carpets
  •
  Automotive carpets

        Production capacities as of December 31, 2001 for the major products in the Performance Polymers division are as follows:

Product	Annual Production Capacity (metric tons)
Polyamide	620,000
PBT	80,000	(1)
POM	40,000
PES and PSU	5,000
Polyamide precursors	1,290,000
Nylon carpet fibers	120,000

(1)
Conducted through a 50-50 joint venture with GE Plastics N.V. (capacity reflects total joint venture capacity).

  Markets and Distribution

        In 2002, Europe accounted for 43% of the Performance Polymers division's sales; North America for 36%; the Asia, Pacific Area, Africa region for 20%; and South America for 1%.

        The division's customers for engineering plastics, particularly in the automotive industry, are primarily global companies that demand uniform worldwide standards for products and services in all major markets. BASF sells engineering plastics products primarily through its own regional sales force supported by BASF's technical centers in Germany, the United States and Japan. These centers not only help customers develop applications, but also independently research new markets and applications in which plastics can replace more conventional materials such as metal. In Asia the division is expanding its sales force to build on its solid position in the market.

        The markets for caprolactam and the other fiber intermediate products are characterized by cyclicality, price competition and commodity pricing.

        The Performance Polymers division is increasingly relying on e-commerce as a channel for distributing its products. Besides operating its own website, Plastics Portal, BASF also participates in Omnexus, an independent business-to-business online marketplace that focuses on delivering products and related services to plastics injection molders around the world.

        Major global competitors in the engineering plastics market include: Bayer AG and Celanese AG of Germany, E.I. du Pont de Nemours and Company and General Electric Company of the United States, DSM N.V. of the Netherlands and Rhodia of France. The nylon market is characterized by a small number of global producers, including E.I. du Pont de Nemours and Company, Honeywell Inc. and Solutia Inc. of the United States, Rhodia of France, and DSM N.V. of the Netherlands.

Polyurethanes

  Overview

        BASF's Polyurethanes division is one of the world's three largest producers of polyurethanes; important specialty plastics used to produce a wide spectrum of rigid, flexible, foamed and compact components for consumer products.

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

  •
  Polyurethane Basic Materials: The Polyurethanes division sells individual polyurethane basic materials (isocyanates and polyols) to customers. The customers then apply their own technology to formulate the liquid basic materials so that when combined they will react and solidify into a material with particular properties.

  •
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

        To build on its strong relationships with customers, the Polyurethanes division is expanding its regional activities, focusing above all on the Asian market. BASF and its joint venture partner Shell Eastern Petroleum Pte Ltd., built a world-scale propylene oxide plant in Singapore. This plant went on stream in the second half of 2002 with an annual production capacity of 250,000 metric tons. In Caojing, China, BASF plans to build an integrated isocyanates manufacturing facility with Huntsman and local partners that is scheduled to come on stream in 2005.

        For polyurethane systems and special elastomers, strong relationships with leading industry customers are crucial because of the highly individualized nature of these products. To strengthen its relationships with customers, BASF has established a global network of system houses. System houses are production sites that work closely with customers to provide specially formulated products for individual needs. The Polyurethanes division currently has 24 system houses around the world in locations near customers. BASF will continue to establish or acquire more.

        The Polyurethanes division's sales to third parties were €2,820 million in 2002.

  Products

        The Polyurethanes division's product lines include:

  Polyurethane Basic Materials

        The Polyurethanes division sells basic materials globally to customers that make polyurethane plastics by reacting isocyanates with polyols.

          Isocyanates — MDI (Diphenylmethane Diisocyanate)

            MDI is a versatile chemical that can be used to make flexible foams as well as semi-rigid and rigid polyurethane plastics.

            Primary applications:

      •
      Furniture interiors
      •
      Automotive components
      •
      Carpet backings
      •
      Shoe soles

          Isocyanates — TDI (Toluene Diisocyanate)

            TDI is a chemical used primarily in the manufacture of flexible foams.

            Primary applications:

      •
      Foam cushions for furniture
      •
      Automotive components
      •
      Athletic track surfaces

          Polyether Polyols

            Polyether polyols are combined with isocyanates to make virtually all polyurethane products, other than those made with polyester polyols.

            Primary applications:

      •
      Rigid foams
      •
      Flexible foams

          Polyester Polyols

            Polyester polyols are combined with isocyanates to make primarily semi-rigid polyurethane plastics.

            Primary applications:

      •
      Cable sheathing
      •
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

          TPU

            BASF sells TPU under the trade name Elastollan®. Elastollan is based on both polyether polyols and polyester polyols. It is supplied in granular form to customers who use it primarily to make flexible plastic cable coverings. Customers for these products are primarily in the automotive and cable and wire industries.

          Cellular Elastomers

            The trade names for BASF's cellular elastomers, or shock-absorbing, rigid plastics, are Cellasto®, Elastocell® and Emdicell®. BASF is the world's largest producer of microcellular polyurethane parts for antivibration applications and sells them, for example, as molded end-products for use as shock absorbers and buffers in the automotive industry.

        Production capacities as of December 31, 2001 for the major products in the Polyurethanes division are as follows:

Product	Annual Production Capacity (metric tons)
Isocyanates	810,000
Polyols	627,000
TPU (thermoplastic polyurethane)	45,000
Propylene oxide	500,000	(1)

(1)
Conducted through a 50-50 joint venture with Shell Nederland Chemie B.V. and through a 50-50 joint venture with Shell Eastern Petroleum Pte. Ltd. (capacities reflects total joint venture capacities).

Markets and Distribution

        In 2002, Europe accounted for approximately 42% of the Polyurethanes division's sales; North America for approximately 33%; the Asia, Pacific Area, Africa region for approximately 22%; and South America for approximately 3%.

        Global demand for all polyurethane products is expected to continue growing as the global economy continues to expand. The market for polyurethane basic materials is less cyclical than the market for most other standard plastics, primarily because polyurethane basic materials are relatively specialized. Competition in the market for basic materials is based primarily on price, although product quality and technical application assistance are also important to customers.

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

PERFORMANCE PRODUCTS

Segment Overview

        BASF is a leading global producer of performance chemicals, coatings and functional polymers through its Performance Products segment. This segment produces a broad range of high-value chemicals that it sells to many global companies in the automotive, oil, paper, packaging, textile, sanitary care, construction, coatings, printing and leather industries. Key information is provided in the following table:

	2002	2001	2000
	(euros in millions)
Sales to third parties	€8,014	€8,154	€8,418
Percentage of total BASF sales	25%	25%	23%
Intersegmental transfers	€326	€322	€314
Income from operations	€646	€99	€586
Capital expenditures	€288	€418	€1,332

        The segment's products often represent the final stages in many value-adding chains within BASF's Verbund approach to integration.

        The key elements of the segment's success are developing products and application technologies tailored to the specific requirements of customers, and better meeting customer needs by establishing and expanding manufacturing plants and application development centers in regions where customers are active. BASF is also investing capital in highly efficient plants to reduce production costs.

        The divisions comprising the Performance Products segment and their principal products are:

Division	Major Products	Primary Applications
Performance Chemicals	Pigments and resins for coatings and plastics	Automotive, decorative, industrial paint and wood applications as well as plastics
	Printing systems	Printing inks and printing plates for print media and packaging industries, pigments for printing inks
	Isobutene derivatives such as polyisobutene	Precursors and components for products such as fuel additives
	Surfactants	Products for detergents and cleaners, textile and leather auxiliaries
	Hydrocyanic acid derivatives such as chelating agents	For pulp manufacturing, electroplating, laundry detergents and photographic chemicals
	Performance chemicals for textiles	Entire textile processing chain including ink-jet inks

	Leather dyes and chemicals	Leather production using beamhouse agents and tanning auxiliaries, fatliquors and water repellents, drum dyes and dyeing auxiliaries as well as products for leather finishing
Coatings	Automotive OEM (original equipment manufacturer) coatings	Automotive coatings for vehicle manufacturers
	Automotive refinish coatings	Automotive coatings for repair work
	Industrial coatings	Commercial vehicles, household appliances, industrial buildings, automotive components and wood finishes
	Decorative paints in South America	Interior and exterior use in residential and commercial buildings
Functional Polymers	Acrylic monomers	Precursors for dispersions, superabsorbents, detergents, flocculants and fibers
	Polymers	Adhesives; paints and finishes; and non-woven materials and chemicals for the construction industry
	Paper chemicals	Paper-processing chemicals, paper dyes, dispersions for paper coating
	Superabsorbents	Absorbent materials for diapers and sanitary care products

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

        Key strategies for the divisions in this segment are as follows:

  Performance Chemicals

        The Performance Chemicals division aims to more effectively market and sell BASF's high-value chemicals, which customers purchase mainly on the basis of product quality and performance. To compete successfully with low-cost suppliers and new competitors from Asia and South America, the division undertook restructuring measures over the past years to improve its cost structures. The division aims to further strengthen its position in major markets through close cooperation with key customers. The Performance Chemicals division is focusing its capital spending on continuing to improve cost structures by employing the most efficient technologies and processes available. In this division, BASF is intensifying its marketing activities in Asia and North America.

  Coatings

        In the past year, the Coatings division streamlined its product lines to eliminate less profitable products and improve its financial performance. The division focuses on four product lines — automotive coatings, automotive refinish coatings, industrial coatings and, for the South American market, decorative paints. The division has also developed the "system supplier for coating materials" partnership model, which in combination with a new pricing mechanism contributes to optimizing the quality and cost of automotive finishing, to the mutual benefit of paint suppliers as well as their customers within the automotive industry. BASF believes that the Coatings division can achieve and sustain a leading market position and attain high profitability in these product lines. The division aims to strengthen its position in Asia in particular.

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

        The main capital expenditure projects for the Performance Products segment currently include:

Location	Project	Projected Annual Capacity at Completion of Project (metric tons)	Projected Start-Up- of Project
Nanjing, China	New plant for acrylic monomers	160,000	2005
Ludwigshafen, Germany	New plant for crosslinked Polyvinylpyrrolidon (PVP)-based Products	N/A	2003

        In 2002, capital expenditures for the Performance Products segment totaled €288 million. The segment also spent €222 million on research and development activities in 2002.

Performance Chemicals

  Overview

        BASF is one of the world's largest manufacturers of high-value chemicals, which the company sells through its Performance Chemicals division to over 10,000 customers worldwide in a wide variety of industries including the detergent, printing, coating, leather, automotive, oil and textile industries.

        BASF believes that its Verbund approach to integration gives the Performance Chemicals division an advantage over small and medium-sized companies that lack the cost advantages of integration. The Performance Chemicals division purchases approximately 45% of its raw materials from other BASF operations. The division consumes a multitude of raw materials and has no principal raw materials or dominant suppliers. The Performance Chemicals division sells nearly 90% of its products to external customers.

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

        In the recent past, the division's products for the pigment, textile and leather industries had experienced continuous pressure on prices, a drop in demand and worldwide overcapacity. Restructuring measures that were undertaken over the past four years have largely been completed. As a result, the division has improved its capacity utilization rates by narrowing its product line, by restructuring and consolidating production sites and by transferring production capacity from Europe to Asia, where the fastest-growing customer base is located.

        The Performance Chemicals division's sales to third parties were €3,343 million in 2002.

  Products

        The Performance Chemicals division sells its products globally. The major product groups of the Performance Chemicals division are:

  Pigments and Resins for Coatings and Plastics

        The Performance Chemicals division offers organic and inorganic pigments, pigment preparations, non-textile dyes, process chemicals and resins. Resins are film-forming components used in UV (ultraviolet) curing coatings, urethane systems and melamine based coatings. Pigments are insoluble dry coloring materials for paints, plastics, inks and other special applications. BASF's pigments and resins are used primarily in automotive, decorative, and industrial paint applications, as well as in the plastics industry.

  Printing Systems

        The printing systems product group offers a complete range of commercial inks for different print technologies and plates for flexography and letterpress print processes. BASF offers printing inks for use in the printing industry, to produce print media such as newspapers and magazines, color advertising materials, books and brochures. BASF also sells printing inks for use in the packaging industry as well as pigments for printing inks.

  Isobutene Derivative Chemistry

        Isobutene is the starting material for polyisobutene, the most important component for BASF's Keropur® and Puradd® brand fuel additives. Through its highly reactive polyisobutenes, BASF has established a new standard in the fuel and lubricant additives market. BASF is the only industry supplier with a product portfolio spanning low to ultra high molecular polyisobutenes, and is also one of the world's largest manufacturers of polyisobutene derivatives such as polyisobuteneamine.

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

  Leather Dyes and Chemicals

        BASF is one of the world's leading producers of leather chemicals and dyes, producing a full range of products for nearly every aspect of the leather production process.

        Production capacities for the major products in the Performance Chemicals division as of December 31, 2002 were:

Product	Annual Production Capacity
Organic pigments	34,500 metric tons
HDI	10,000 metric tons
Printing inks	200,000 metric tons
Printing plates	1,000,000 square meters
Polyisobutene	75,000 metric tons
Nonionic surfactants	305,000 metric tons

  Markets and Distribution

        In 2002, Europe was the Performance Chemicals division's principal market, accounting for 58% of its sales. The Asia, Pacific Area, Africa region accounted for 19%; North America for 18%; and South America for 5%.

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

  Detergents and Formulators

        BASF, along with Sasol Chemical Industries Ltd., is a leading supplier of nonionic surfactants to the detergents industry. Other major suppliers include Shell International B.V. and Cognis Corp. In chelating agents, BASF is a worldwide leading supplier together with Akzo Nobel N.V. and The Dow Chemical Company.

  Textiles

        BASF is one of the world's top three producers of performance chemicals for textiles, along with Clariant and Ciba. BASF is concentrating its sales and marketing activities of these products on Asia and Europe.

  Leather

        In leather dyes and chemicals, BASF and Clariant are the world's leading producers. Other important competitors include Bayer, TFL Ledertechnik GmbH & Co. KG of Germany; Stahl International B.V. of the Netherlands and a host of small regional producers. The most important markets for BASF's leather products are Asia, Europe and South America. BASF manufactures these products in 16 countries to best meet the needs of a highly fragmented market comprised primarily of small customers.

Coatings

  Overview

        BASF is one of the world's leading producers of high-quality coating products, offering innovative and environmentally friendly products for the automotive industry, including both finishes and refinishes, and for particular segments of the industrial coatings market. BASF also sells decorative paints in South America for interior and exterior use in residential and commercial buildings.

        BASF's Coatings division provides customers with innovative high-solid, waterborne and powder coating systems that reduce or eliminate solvent emissions and are considered environmentally and economically efficient. BASF sees significant growth opportunities for a new second-generation slurry coating system it jointly developed in partnership with DaimlerChrysler AG and Dürr Systems GmbH of Germany.

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

        The Coatings division purchases approximately 15% of its raw materials from other BASF operations. The division's principal raw materials are pigments, solvents, resins and additives, and the division does not rely on a dominant supplier. The Coatings division sells all of its products to external customers. The Coatings division's sales to third parties were €2,137 million in 2002.

  Products

        The Coatings division's products are sold on a global basis, with the exception of decorative paints, which are only sold in South America. The division has the following product lines:

  Automotive OEM (Original Equipment Manufacturer) Coatings

        BASF offers a complete line of automotive OEM coatings and extensive technical support to major vehicle manufacturers. BASF is a leading supplier for electrodeposition coats, primer surfacers, top-coats including basecoats, and clearcoats. All of the world's leading automobile manufacturers are long-standing customers of BASF.

  Automotive Refinish Coatings

        For the refinishing of automobiles and commercial vehicles, BASF offers topcoat and undercoat materials through coating systems under the well-known brand names Glasurit® and R-M®. Most of these systems, which are sold to paint distributors and automotive repair and body shops, increasingly use solvent-reducing waterborne coatings as well as high-solid systems.

  Industrial Coatings

        BASF offers environmentally efficient systems for coating industrial products. Application technologies include cover powder, liquid, electro-deposition, and coil coatings that are used on household appliances, commercial vehicles, industrial buildings, radiators and automotive components. Wood finishes in the furniture and construction industry represent another use for BASF's industrial coatings. BASF is the second largest coil coating producer.

  Decorative Paints

        BASF is the leading producer of decorative paints for interior and exterior use in the South American market. BASF's dispersion and building paints are marketed under the Suvinil® trademark and enjoy a high level of customer recognition.

        Production capacities as of December 31, 2002 for the major products in the Coatings division are as follows:

Product	Annual Production Capacity (metric tons)
Electrodeposition coatings	210,000
Powder coatings	30,000
Solventborne coatings	415,000
Waterborne coatings	45,000
Waterborne (Decorative paints)	320,000

  Markets and Distribution

        In 2002, Europe accounted for 42% of the Coatings division's sales. North America accounted for 35% and South America for 14%, while the Asia, Pacific Area, Africa region accounted for 9% of the division's sales.

        BASF sells products of the Coatings division to customers, particularly those in the automotive industry, primarily through its own sales force. Third-party distributors also sell products to the automotive refinish, industrial coatings and South American decorative paint businesses.

        The Coatings division also uses e-commerce as an important distribution channel, in particular for its automotive refinish coatings. In North America, customers of BASF's automotive refinish technologies business can order products online at bodyshopmall.com. For customers in Europe the division has established similar e-commerce portals to sell its Glasurit and R-M brands.

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

        BASF considers E.I. du Pont de Nemours and Company and PPG Industries, Inc. of the United States and Akzo Nobel N.V. of the Netherlands to be the primary global competitors of the Coatings division, and Nippon Paint Company Ltd. and Kansai Paint Company Ltd. of Japan to be the division's competitors in Asia.

Functional Polymers

  Overview

        BASF's Functional Polymers division is one of the largest producers of acrylic acid and its derivative products, which are mainly superabsorbents and dispersions. Dispersions are used in a multitude of industries, including the manufacture of paper, decorative paints, adhesives, non-woven materials, carpets, fibers and plastics. The Functional Polymers division also manufactures wet end chemicals for paper production. The most important customers of the Functional Polymers division are the paper, construction, adhesive, sanitary care and coatings industries.

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

        In Europe and North America, a comprehensive restructuring program to improve the division's competitiveness is nearly complete. The division has streamlined its workforce in Europe and shifted production from older plants to new, more efficient plants and to plants closer to customers in an effort to reduce transportation costs. The latest investments are the new superabsorbents plant in Antwerp that is directly fed with acrylic acid from the existing acrylic complex, and the new plant for paper coating binders in Hamina/Finland that is ideally located to supply the paper mills in Northern Europe.

        In North America, the division has reduced its workforce and consolidated its production activities to control costs and increase capacity utilization rates of some plants.

        The Functional Polymers division continues to strengthen its position in Asia, the fastest growing region worldwide. In Nanjing/China, BASF laid the cornerstone for the second Asian Verbund site where the division will start the production of acrylic acid and its esters by 2005.

        The Functional Polymers division's sales to third parties were €2,534 million in 2002.

  Products

        The Functional Polymers division sells its products globally. The division has the following four major product groups that are to a significant extent based on acrylic acid and its derivatives:

  Acrylic Monomers

        BASF is the world's largest producer of acrylic monomers, which are sold directly to internal and external customers in the form of acrylic acid, acrylic esters and special acrylics. Acrylic monomers are used as precursors to manufacture dispersions, superabsorbents, detergents, flocculants and fibers for a wide range of industries.

  Polymer dispersions for the adhesives and construction industries

        BASF's polymers products consist mainly of polymer dispersions for the manufacture of adhesives, paints and finishes, as well as non-woven materials and chemicals for the construction industry. BASF's strengths lie particularly in its technical expertise and technology for adhesive raw materials, as well as in dispersions for paints and other coating materials.

  Paper Chemicals

        BASF offers the paper industry a complete and integrated range of chemical products for many aspects of the paper production process, including the manufacture of untreated paper, paper finishing and wastewater treatment. The Functional Polymers division's product range of paper chemicals consists of paper-processing chemicals, paper dyes and dispersions for paper coating.

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

        Production capacities as of December 31, 2002 for the major products of the Functional Polymers division are as follows:

Product	Annual Production Capacity (metric tons)
Acrylic monomers(1)	850,000
Superabsorbents	305,000

(1)
Including the Kuantan plant that is a joint venture between BASF (60%) and PETRONAS (40%) (capacity reflects total joint venture capacity).

  Markets and Distribution

        The biggest market for the Functional Polymers division is Europe, which accounted for more than 47% of the division's sales in 2002. North America accounted for approximately 29%; the Asia, Pacific Area, Africa region for 19%; and South America for 5% of sales in 2002. The Functional Polymers division's strategic goal is to increase market share in growing markets, especially in North and South America and in Asia.

        BASF sells the vast majority of the division's products primarily through its own regional sales network. Some smaller customers purchase products through distributors. Many of the division's products, particularly dispersions, contain up to 50% water. To minimize transportation costs, BASF manufactures these products at local plants and markets and sells them on a regional basis. Acrylic monomers, however, are distributed globally from production sites in Ludwigshafen, Germany; Antwerp, Belgium; Freeport, Texas; Kuantan, Malaysia; and Guaratinguetá, Brazil.

        The Functional Polymers continues to develop e-commerce as a distribution channel for its products. The division began selling acrylic monomers through Elemica Holding Ltd., an independent business-to-business e-commerce company. The division's participation in WorldAccount, BASF's integrated global extranet platform, is targeted at its customers in the adhesive, construction and paper industries.

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

        The Agricultural Products & Nutrition business segment conducts its activities through its Agricultural Products and Fine Chemicals divisions, which are treated as separate reportable operating segments. Key information is provided in the following table:

	2002	2001	2000
	(euros in millions)
Agricultural Products
Sales to third parties	€2,954	€3,478	€2,428
Percentage of total BASF sales	9%	11%	7%
Intersegmental transfers	€21	€30	€34
Income from operations	€61	€18	€(443)
Capital expenditures	€88	€130	€3,260
Fine Chemicals
Sales to third parties	€1,970	€1,984	€1,739
Percentage of total BASF sales	6%	6%	5%
Intersegmental transfers	€36	€29	€44
Income from operations	€(6)	€(210)	€(5)
Capital expenditures	€157	€199	€83
Pharmaceuticals — discontinued operations
Sales to third parties	—	€364	€2,526
Percentage of total BASF sales	—	1%	7%
Intersegmental transfers	—	€5	€36
Income from operations	—	€30	€243
Capital expenditures	—	€20	€121

        The Agricultural Products & Nutrition business segment sells its products primarily to customers in the farming, food processing, animal and human nutrition, personal care and pharmaceuticals industries. The segment's products include agricultural products such as herbicides, fungicides and insecticides; and fine chemicals such as vitamins, carotenoids, pharmaceutical active ingredients; polymers for pharmaceuticals, cosmetics and human nutrition; aroma chemicals; UV (ultraviolet) filters; amino acids; feed enzymes; and organic acids.

        The business segment contributes to BASF's Verbund approach to integration by purchasing a number of precursors from the company's chemical operations and using them to create higher value products. The Fine Chemicals division in particular benefits from efficiencies derived from internally purchasing precursors for manufacturing vitamins and other nutrition products. The following table indicates the segment's major products and primary applications.

Agricultural Products:

Major Products	Primary Applications
Herbicides	Control of weeds
Fungicides	Protection against fungal attack
Insecticides	Protection against insects

Fine Chemicals:

Major Products	Primary Applications
Vitamins	Animal and human nutrition
Carotenoids	Animal and human nutrition
Enzymes	Animal nutrition
Amino acids	Animal nutrition
Organic acids	Grain and compound feed preservation
Cosmetic ingredients	Personal care items such as skin-care additives and sunscreen agents
Polymers	Hair sprays, styling mousses, gels and hair conditioners for the cosmetics industry; finished dosage forms; filtration aids for beverages
Aroma chemicals	Fragrance and flavor raw materials
Pharmaceutical active ingredients	Pharmaceuticals
Advanced intermediates	Pharmaceuticals

Segment Strategy

        While each of the divisions in the Agricultural Products & Nutrition business segment faces competition and sets goals particular to its industry, they share the following strategic objectives:

  •
  maximizing returns from their existing product portfolios;
  •
  ensuring a steady flow of innovative and safe products through focused research and development as well as an increased number of collaborative efforts and licensing agreements; and
  •
  taking full advantage of common technology platforms.

        Agricultural Products division focuses on the research, development and marketing of innovative products to improve the yields and quality of agricultural crops. Through the acquisition of the crop protection business of AHP, BASF has gained a leading position in the significant agricultural markets of North and South America while strengthening its well established position in Europe. The acquisition of Fipronil, and certain fungicides from Bayer Crop Science, is expected to improve this position further.

        The Fine Chemicals division aims to achieve leading positions in the markets it serves. The division is pursuing this strategy by exploiting economies of scale, developing new production technologies that reduce costs, expanding its global presence, and attaining preferred supplier status with customers. BASF seeks to realize significant growth potential in tailored contract manufacturing under current Good Manufacturing Practice (cGMP) guidelines for the pharmaceuticals industry by capitalizing on its strengths in R&D, production expertise and backward integration. BASF is continuously building up this business, which is still in its emerging stages.

Agricultural Products

  Overview

        The Agricultural Products division, headquartered in Mount Olive, New Jersey, is a leading supplier and marketer of herbicides, fungicides and insecticides. The division's principal products are used mainly by farmers to improve crop yields and crop quality. Recent acquisitions include the agricultural products business of American Home Products Corp. (AHP) of Madison, New Jersey, in 2000, as well as the insecticide Fipronil, and certain fungicides for seed treatment from Bayer Crop Science in 2003, which is still subject to approval by the anti-trust authorities.

        BASF is expanding its activities in the field of plant biotechnology in response to advances in the market for agricultural products in which agricultural chemicals, plant seed and biotechnology are becoming increasingly integrated. All BASF activities involving plant biotechnology are incorporated in BASF Plant Science, which was founded in 1999. BASF Plant Science coordinates an international research and technology platform with seven sites in four countries in Europe and North America. Through use of plant biotechnology, BASF Plant Science seeks to develop crops with improved properties, such as nutritional qualities or cultivation properties, for example; higher tolerance to drought.

  Products

        F 500® (Pyraclostrobin), a major new fungicidal active ingredient of the strobilurin class of chemistry, has received registration by 2002 for over 20 countries. Products containing F 500® are currently being introduced in all major markets. F 500 controls major plant pathogens from all classes of fungi, and is effective against a broad spectrum of diseases in many crops including cereals, grapes, vegetables and fruits. It is also highly effective, safe for crops and has a favorable toxicological and ecotoxicity profile. F 500® has been approved for over 100 crops in over 50 indications and is marketed under the brands Comet®, and Opera® in most of Europe and South America as well as under the brands of Headline® and Cabrio® in North America since January 2003.

        The most recent active ingredient from our research is Boscalid, which is highly effective for formulations for the management of fungal diseases. With its broad spectrum of activity and crop uses, Boscalid will become the backbone for our specialty crop business being complementary to our strobilurines. Boscalid is expected to be launched in time for the season 2003/04.

        The following table lists the Agricultural Products division's other major active ingredients, the products containing these actives and the crops and regions they are used in:

Active Ingredient	Brand Name	Applications	Primary Markets
Herbicides
Bentazon	Basagran®	Vegetables Cereals Potatoes Rice Soybeans Turf Corn Flax	North America South America Europe Asia
Dicamba	Banvel® Clarity® Distinct®	Corn Cereals	North America Europe

Dimethenamid	Frontier® Guardsman®	Corn Soybeans	North America Europe
Dimethenamid-P	Outlook®	Corn Broadleaf crops	North America
Imidazolinones	Pivot® Pursuit® Lightning® Odyssey® Onduty® Raptor®	Corn Canola Soybeans	North America South America Asia Europe
Metazachlor	Butisan® Novall® Nimbus®	Canola Vegetables	Europe
Pendimethalin	Stomp® Prowl® Herbadox®	Corn Cereals Rice Soybeans Vegetables	North America Europe
Picolinafen	Pico®	Cereals	Europe Asia
Quinclorac	Facet® Accord®	Rice Cereals	North America South America Asia
Sethoxydim	Poast®	Soybeans Cotton Peanuts	North America South America
Fungicides
Cyazofamide	Ranman®	Potatoes	Europe
Dimethomorph	Acrobat® Forum®	Potatoes Vines	South America Europe
Epoxiconazole	Opus®	Cereals Coffee Rice Sugar beets	Europe South America
Fenoxanil	Helmet®	Rice	Asia
Kresoxim-methyl	Allegro® Juwel® Ogam® Mentor® Stroby®/Sovran® Cygnus®	Cereals Grapes Fruits Vegetables	Europe North America
Pyraclostrobin	Opera® Comet® Headline® Cabrio®	Cereals Grapes Fruits Vegetables	Europe North America South America South Africa

Insecticides
Alphacypermethrin	Fastac® Mageos® Contest®	Citrus Fruits Vines	Europe Asia South America
Chlorphenapyr	Phantom® Mythic®, Stealth®	Fruits Vegetables Cotton Ornamentals; Non Crop: Termites	North America Europe Japan
Terbufos	Counter®	Corn Sugar beets Bananas	North America South America

        In addition to herbicides, fungicides and insecticides, BASF's portfolio of agricultural products includes the CLEARFIELD® Production System, which combines herbicide-resistant seeds developed using enhanced plant breeding methods with custom-designed herbicide solutions. CLEARFIELD crops currently being marketed include corn, wheat, rice, canola and sunflower, and because the CLEARFIELD technology does not involve the introduction of genetic material from other sources, it is characterized as non-GMO (genetically modified organisms), offering advantages to the growers for certain markets.

        BASF has started to further consolidate the division?s product portfolio in order to significantly reduce complexity and to focus resources. As part of the streamlining effort, a variety of active ingredients, formulations and articles will be eliminated. By the end of 2002, active ingredients have been reduced by almost one third.

        On October 28, 2002, BASF signed a contract to acquire the worldwide business of the leading new chemistry insecticide Fipronil for all uses except animal health, as well as selected fungicides especially in the seed treatment applications, from Bayer CropScience. This transaction, valued at €1.2 billion, is still subject to the approval of the antitrust authorities. The aim of the transaction is to:

  •
  fill a strategic gap in the insecticides portfolio;
  •
  strengthen BASF?s position in attractively growing market segments such as seed treatment and non-crop uses (public health, structural/urban pest control, turf and ornamental)
  •
  leverage the BASF?s existing portfolio to these new applications and markets, creating market synergies with its current portfolio, especially in fungicides.

        Through the acquisition, BASF is stepping into attractive markets, further broadening its expertise as a preferred partner of its customers and the food value chain.

  Research and Development

        BASF's research and development activities in Agricultural Products cover all three areas of crop protection: fungicides, herbicides and insecticides. The division's research and development is located in Ludwigshafen and Limburgerhof, Germany, and at the Research Triangle Park (RTP) in Raleigh, North Carolina. In addition to these global research centers, BASF has a network of experimental and research stations that are located in key markets around the world. These allow BASF to conduct research throughout the year and on crops that grow only in specific regions.

        In 2002, research and development spending in the Agricultural Products division was approximately 10% of the division's sales to third parties. BASF is constantly striving to increase effectiveness, efficiency and focus on market needs of the division?s R&D function. Amongst these are:

  •
  closure of the division?s research and development center in Princeton, New Jersey, finalized in mid-2002,
  •
  closure of the experimental stations in Ebina, Japan, and Greenville, Mississippi, USA, in 2002,
  •
  announcement to exit the experimental station in Nelspruit, South Africa and the research station in Gosport, United Kingdom in 2003,
  •
  announcement to redirect R&D even more towards market opportunities, shifting resources from herbicides to fungicides and insecticides; realignment of capacities by 20% by 2005.

        Innovation is particularly important since the effectiveness and efficiency of products might decrease over time for biological reasons. Including recent market introductions, BASF's product pipeline has 13 projects to be launched by 2007. BASF estimates the total peak sales potential of these projects at around €1.7 billion, making it one of the strongest pipelines in the industry:

	Product Group	Uses	Total Peak Sales
Projects in launch (2001/02)			about €900 million
Fenoxanil	Fungicide	Rice
Picolinafen	Herbicide	Cereals
Dimethenamid-P	Herbicide	Corn
Pyraclostrobin (F 500®)	Fungicide	Cereals, Vine, Vegetables
Chlorfenapyr	Insecticide	Termites
Projects in development (launch targeted before 2006/07)			about €800 million
Boscalid	Fungicide	Vines, Fruits, Vegetables
Tritosulfuron	Herbicide	Cereals, Corn
Dimoxystrobin	Fungicide	Cereals
Orysastrobin*	Fungicide	Rice
Metrafenone*	Fungicide	Cereals, Vine
n.n.	Herbicide	Corn
n.n.	Insecticide	Vegetables, Potatoes
n.n.	Herbicide	Cereals
Total			about €1,700 million

*
International Non-proprietary Name (INN) provisionally approved.

        Growth is expected to be strongly driven by our flagship product, the fungicide F 500®, which is currently being introduced in all major markets, as well as by Boscalid, our multipurpose fungicide for specialty crops. The expansion of the CLEARFIELD Production System to additional regional markets provides further growth potential.

  Plant Biotechnology

        Plant Biotechnology is significantly changing the agricultural markets. It is one of the most promising technologies of the twenty-first century because it is the key to the solution to important questions regarding the future; the key to health, nutrition, and the supply of raw materials for a steadily growing world population.

        BASF has the goal of becoming a leading player in the plant biotechnology market and expanding its position as a major supplier to the agricultural industry. BASF announced in 2000 to spend about €700 million over 10 years on research and development activities in plant biotechnology.

        All BASF activities involving plant biotechnology are incorporated in BASF Plant Science. BASF Plant Science coordinates an international research and technology platform with seven sites in four countries in Europe and North America with a staff of about 400. In addition, BASF Plant Science has established numerous complementary cooperations with research institutes, universities and biotechnology companies in Europe and North America.

        The research activities of BASF Plant Science are concentrated in the areas of more efficient agriculture, improved nutrition and use of plants as "green factories". These include for example plants with improved tolerance to drought. Another research focus is to develop plants with a higher level of vitamins or with omega-3-fatty acids that can prevent cardiovascular diseases.

        In 2002 BASF Plant Science received a favorable opinion from the European Union's Scientific Committee on Plants on a genetically modified "High Amylopectin" potato. The amylopectin starch is designed to improve industrial manufacturing processes as well as product quality in the paper, textile, adhesive and cosmetic industry. The amylopectin potato is the first genetically modified potato, which received a favorable opinion from the EU Committee. It will be ready to be marketed after regulatory approval for commercialization.

        BASF cannot give assurances that any of its research and development projects will survive the development process and ultimately obtain the requisite regulatory approval or, if approved, will be commercially profitable. Competitors may also launch competing or improved products.

  Markets and Distribution

        The Agricultural Products division markets its products globally, focusing on strategic markets. Agricultural Products division's sales to third parties were €2,954 million in 2002. The following tables show sales by product group and region:

Product Group	2002 Sales
(euros in millions)
Herbicides	1,414
Fungicides	906
Insecticides and other agrochemical products	634

Regions	2002 Sales
(euros in millions)
Europe	1,320
North America	945
South America	335
Asia/Pacific/Africa	354

        BASF has plants for synthesizing active ingredients at BASF's Verbund site in Ludwigshafen and in Schwarzheide, Germany; Hannibal, Missouri; Beaumont, Texas; Tarragona, Spain; Thane, India; and at BASF's Brazilian sites in Guaratinguetá and Resende. Products for final sale are formulated in facilities that are usually located close to the market. The formulating of products is carried out either at BASF plants or together with partners. In 2002, we have exited our sites in Barranquilla, Colombia; Paulinia, Brazil, and Chungli, Taiwan as well as closed a formulation plant at our site in Hannibal, Missouri.

        The Agricultural Products division delivers high performance products and competes primarily on innovation, product quality and service. BASF directs marketing and sales efforts through multi-staged marketing channels, which include wholesalers and commercial distributors. In 2002 the US marketing and Sales organization was further streamlined and redirected towards changing market structures.

        The global market for agricultural products is seasonal, since the main markets for these products are in the Northern Hemisphere. Sales tend to be higher in the first and second quarters of the year, when the growing season in North America and Europe is underway. Sales during the second half of the year, which are driven primarily by the main growing season in South America, are weaker.

        Over the last years, the agrochemical industry has been going through a process of consolidation. As a result, the number of basic suppliers of crop protection products has decreased. BASF considers the main competitors of the Agricultural Products division to be Syngenta AG of Switzerland; Bayer CropScience AG of Germany (formed in 2002 through the acquisition of the agricultural products activities of Aventis S.A. of France through Bayer AG of Germany); as well as Monsanto Co., The Dow Chemical Company and E.I. du Pont de Nemours and Company of the United States.

        The market for chemical-based crop protection products decreased compared with 2001 due to:

  •
  a further deterioration by the economic and financial crisis in South America, leading to a reduction of field inventories and products applied
  •
  reduced use of selective herbicides due to the increased use of genetically-modified, herbicide-resistant crops
  •
  unfavorable weather in the United States, which resulted in reduced application time and intensity
  •
  low commodity prices for all major crops, which affected farmers' revenues and the resources they had available to purchase agricultural products

        However, the market for agricultural products is forecasted to grow in the medium to long term. The main driver is a growing world population and therefore a rising demand for food.

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

        It generally takes five to seven years from discovery of a new active ingredient until the dossier is submitted to the appropriate regulatory agency for product approval. There are no statutory time frames in the United States for registration of new crop protection and environmental health products. The standard time frame for registration of an agricultural product is typically 30 to 36 months.

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

Fine Chemicals

  Overview

        BASF's Fine Chemicals division develops, manufactures and sells approximately 900 different high-value specialty products to approximately 8,000 customers. The Fine Chemicals division serves the animal and human nutrition, pharmaceutical, cosmetics and aroma chemicals industries, steadily growing markets driven by a growing world population with increasing needs in healthcare and lifestyle. In all of the division's main product groups BASF is one of the top three suppliers. BASF further strengthened its animal nutrition business in 2002 with the acquisition of Formi®, the first approved alternative to feed antibiotics for use in pig breeding from Hydro Formates. Additionally BASF formed a Joint venture with the company Fortitech, USA for the manufacturing, marketing and sales of human nutrition premix products in Europe, Asia, South America and Africa. This will sustain BASF?s respective position as leading supplier of nutritional ingredients.

        BASF's Fine Chemicals division is a leading supplier of vitamins; carotenoids; pharmaceutical active ingredients and advanced intermediates; polymers for the pharmaceuticals, cosmetics and human nutrition industries; raw materials for aroma chemicals; UV (ultraviolet light) filters; amino acids; enzymes; non-antibiotic growth promoters and organic acids for the animal nutrition industry.

        The Fine Chemicals division benefits from BASF's Verbund approach to integration by purchasing approximately 35% of its raw materials from other BASF operations. Virtually all of the division's products are sold to external customers.

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

        Capital expenditures in the Fine Chemicals division from 2000 to 2002 included production plants and manufacturing equipment in Germany, Denmark and Korea. The Fine Chemicals division's most significant capacity expansions during this period were for the production and formulation of carotenoids; vitamin E and its precursors; Vitamin B2, pseudoephedrine, purines (caffeine, theophylline), UV absorbers; and for aroma chemicals such as citral, geranonitrile and Lysmeral®. Citral is also used as a vitamins intermediate.

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

  Products

        The following are the main product lines of the Fine Chemicals division:

  Vitamins

        BASF is the second largest vitamins producer worldwide, and vitamins account for approximately one third of sales in the Fine Chemicals division. BASF produces ten of the 13 naturally occurring vitamins. These include the water-soluble vitamins B2 (riboflavin), Calpan (calcium d-pantothenate) and C, as well as the fat-soluble vitamins A, E and D3. The Fine Chemicals division sells vitamins mainly to the human and animal nutrition industries. BASF is currently pursuing an investment program in its vitamins business. In 2001, BASF acquired the vitamins business of Takeda Chemical Industries Ltd., and now offers a complete range of fat- and water-soluble vitamins. The company estimates that as a result of the acquisition it has a 25% share of the world market for vitamins. In the second phase of the investment program, which is expected to be completed by 2006, BASF plans to invest in world-scale plants for vitamins E, B2 and C. BASF's vitamins sales are evenly divided among Europe, North America and Asia.

  Carotenoids

        Carotenoids are nature-identical products that provide certain health benefits and are also used to color foods. This product line includes beta-carotene, canthaxanthine and astaxanthine for the food, feed and nutritional supplement industries for human and animal nutrition. Market success with carotenoids depends critically on formulation expertise to provide stability and bio-availability. More than half of BASF's carotenoid sales are in Europe.

  Pharmaceutical Active Ingredients and Advanced Intermediates

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

        BASF offers a range of customized manufacturing and formulation capabilities to the worldwide pharmaceuticals industry. These activities are complemented by flexible, multi-product GMP plants, in particular at the Minden, Germany site, and BASF's chemical and biotechnological R&D skill.

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

  Amino Acids

        Amino acids are feed additives that serve as an efficient protein source for animal breeding. An important product is lysine, of which BASF is among the top three producers. The Fine Chemicals division produces lysine at BASF's site in Gunsan, Korea. BASF has a strong foothold in the Asian market for amino acids, with the region accounting for half of the sales for this product group.

  Enzymes

        Enzymes, which are proteins that function as biochemical catalysts, are used for animal nutrition to improve feed absorption. BASF's enzyme product line includes Natuphos®, Natustarch®, and Natugrain®, which the Fine Chemicals division produces and markets pursuant to a cooperation agreement with DSM N.V. of the Netherlands. Most of BASF's enzyme sales are roughly divided between Europe and North America.

  Organic Acids

        Organic acids are used as preservatives for grains and compound feeds. BASF offers a wide range of organic acid products that suppress the growth of molds and bacteria. BASF is the leading supplier of standard and tailor-made organic acids for the feed industry in Europe and Asia. With Formi® BASF offers the first non-antibiotic growth promoter, an alternative to antibiotics to be banned in European animal breeding as of 2006. Formi® has been acquired from Norsk Hydro AS in 2002.

  Cosmetics Ingredients

        Cosmetics ingredients are raw materials for many personal care products, including skin-care additives and sunscreen agents. BASF sells these products primarily in Europe. The Fine Chemicals division is the world market leader in the UV absorber business and offers the full range of UVA and UVB absorbers.

  Aroma Chemicals

        Aroma chemicals are fragrance and flavor raw materials that are used as precursors for perfumes, food products, detergents and cosmetics. BASF sells these products primarily in Europe. The new lysmeral plant, which has been on stream since 2002, further strengthens BASF's position as the leading manufacturer of petrochemicals-based aroma chemicals.

  Research and Development

        The Fine Chemicals division's research and development activities focus on constantly improving BASF's cost position while generating a flow of new products. In 2002, the Fine Chemicals division spent approximately 4% of its consolidated sales on research and development activities, essentially unchanged from 2001.

        Approximately half of the Fine Chemicals division's research and development expenses in 2002 were allocated to human nutrition and pharmaceuticals. Around a third was spent on products for the animal nutrition industry. The remainder was earmarked for applications in cosmetics and aroma chemicals.

        In the animal nutrition business, BASF seeks to increase its market share by ensuring superior product quality. Reducing production costs is essential for the necessary increase in profitability. BASF also directs research efforts at extending the feed additives product range, for example, by developing CLA (Conjugated linolic acid) to control fat in animals or by adding new heat-stable enzymes to the Natuphos/Natustarch range of feed enzymes. These enzymes are designed to improve digestion in animals and reduce the phosphate content of excretions.

        Biotechnological production processes are becoming increasingly important to the success of many fine chemical products because they reduce variable production costs and allow for continuous improvement in the bacteria strains and fermentation processes for vitamins and amino acids. BASF is currently working on optimizing the fermentation and production processes for the amino acid lysine. BASF has successfully replaced chemical synthesis with biotechnology-based processes to produce vitamin B2 and precursors of vitamin C.

  Markets and Distribution

        The Fine Chemicals division's sales to third parties were €1,970 million in 2002. In 2002, Europe accounted for 43% of the Fine Chemicals division's sales; North America for 28%, the Asia, Pacific Area, Africa region for 23%; and South America for 6%. The following table shows the Fine Chemicals division's sales for 2002 by customer industry:

Customer Industry	Sales
(euros in millions)
Animal nutrition	874
Human nutrition	371
Pharmaceuticals	389
Personal care, cosmetics and aroma chemicals	336

        The main customers of the Fine Chemicals division are global participants in the animal nutrition, human nutrition, pharmaceuticals, personal care and aroma chemical industries. Many of the division's products are sold in relatively small volumes and are often tailor-made to meet customer specifications.

        BASF sells the vast majority of its fine chemical products through its own sales force, which targets major global customers. Key account managers are assigned to these major customers. Through its sales and marketing departments, BASF works closely with customers to develop specific applications and to collaborate on developing new products. BASF also sells its fine chemical products through its global extranet platform, WorldAccount.

        BASF's competitive position depends to a large extent on its ability to compete on price, product quality and customer service. This requires comprehensive cost leadership in the whole supply chain: production, logistics, marketing and sales.

        BASF expects the trend toward globalization and consolidation to continue among customers of the Fine Chemicals division. The trend toward commoditization for certain fine chemicals, such as vitamins, is continuing.

        BASF considers its main competitors in the animal nutrition area to be Roche (DSM) of Switzerland, Archer Daniels Midland Co. of the United States, Novo Nordisk A/S of Denmark, Adisseo Group and Rhodia S.A. of France, Eisai Co. Ltd. of Japan and new entrants from China. In the human nutrition area, BASF's main competitors are Roche and Merck KGaA of Germany. In pharmaceutical active ingredients, BASF considers Albemarle Corporation, Mallinckrodt Inc., International Specialty Products Inc. and FMC Corporation of the United States to be its main competitors, as well as a number of Chinese and Indian suppliers. In cosmetics and aroma chemicals, Givaudan of Switzerland, International Specialty Products, Hercules Inc., Millennium Specialty Chemicals, IFF Inc., National Starch & Chemical Co. of the United States and Kurarai of Japan are BASF's main competitors.

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

        In countries other than the United States and those of the E.U. in which BASF conducts business, BASF is subject to regulatory and legislative climates that are similar to or sometimes even more restrictive than those described above. The regulatory environment in Japan, for example, can be more restrictive than that of the United States or the E.U. Furthermore, many emerging markets are developing regulatory systems in line with Western standards.

OIL & GAS

Segment Overview

        BASF conducts the activities of its Oil & Gas segment through its subsidiary Wintershall AG, one of the leading oil and gas companies in Germany. Wintershall and its affiliated companies are active in two sectors:

  Oil and Natural Gas Exploration and Production

  Wintershall searches for and produces oil and natural gas in 10 countries on four continents. BASF presently conducts its most important oil exploration and production operations in North

  Africa/Middle East and in Germany, and its most significant gas exploration and production activities in Argentina, Germany and the North Sea. Wintershall's strategy is to increase its hydrocarbon production by at least 50% from 2001 through 2010. The company also aims to maintain a ratio of proved reserves to production at approximately 10 years. Wintershall markets approximately 70% of its crude oil production through its wholly owned subsidiary Wintershall Oil AG of Zug, Switzerland.

  Natural Gas Distribution and Trading

  BASF conducts natural gas distribution and trading activities through two joint ventures — WINGAS GmbH (WINGAS) and Wintershall Erdgas Handelshaus GmbH (WIEH) — in partnership with OAO Gazprom (Gazprom) of Russia. WINGAS owns and operates a pipeline system in Germany that is approximately 2,000 kilometers in length for the distribution of natural gas. The company also owns and operates one underground natural gas storage site, which has a capacity of 157 billion cubic feet and is the largest in Western Europe. WIEH acts exclusively as a trading company, purchasing Russian natural gas and marketing it to WINGAS and Verbundnetz Gas AG (VNG), a transmission and distribution company in eastern Germany in which Wintershall has a 15.8% ownership interest. WIEH also markets Russian natural gas in Central Europe through its Swiss subsidiary Wintershall Erdgas Handelshaus Zug AG (WIEE), Switzerland.

        The Oil & Gas segment sells most of the natural gas it produces to third parties, however through WINGAS it also supplies BASF with natural gas consumed at BASF's Verbund site in Ludwigshafen, Germany and at other BASF companies. The Oil & Gas segment sells all of the oil it produces to third parties. Key information is provided in the table below:

	2002	2001	2000
	(euros in millions)
Sales to third parties, net of natural gas taxes	€4,199	€4,516	€3,957
Natural gas taxes	303	268	259
Intersegmental transfers	363	413	320
Sales incl. Intersegmental transfers	4,562	4,929	4,277
Royalties	210	312	276
Sales incl. intersegmental transfers, less royalties	4,352	4,617	4,001
Income from operations	1,210	1,308	1,310
Capital expenditures	920	229	267

        The Oil and Gas segment's sales to third parties, net of petroleum and natural gas taxes, accounted for 11.0% of BASF's total sales in 2000 and 13.9% of BASF's total sales in 2001. In 2002, the segment accounted for 13.0% of BASF's total sales.

Segment Strategy

        The Oil & Gas segment seeks to increase production of oil and gas by at least 50% between 2001 and 2010. This will be accomplished by strengthening its exploration activities, developing new fields, optimizing production in existing facilities, and seeking additional acquisitions. To ensure the company's ongoing competitiveness, Wintershall focuses on the following core regions:

  •
  Europe
  •
  North Africa/Middle East
  •
  South America (Southern Cone)
  •
  Russia/Caspian Sea

        Wintershall's goal is to maintain a ratio of proved reserves to production of approximately 10 years and a suitable balance of assets operated by Wintershall and by third parties. Wintershall's strategy for achieving these goals is:

  •
  to increase oil and gas production in Germany and the North Sea through further exploration activities and field developments;
  •
  to expand its activities in North Africa to offset the depletion of existing oil reserves and to expand its gas and condensate production;
  •
  to increase production of gas from existing and new fields in Argentina in order to meet long-term growing demand for natural gas in the Southern Cone region;
  •
  to pursue exploration activities in new offshore concessions in Brazil with the goal of establishing new production activities in the region; and
  •
  to expand oil and gas activities in Russia through strategic partnerships such as Wintershall's partnership with Gazprom

        In the natural gas marketing and distribution business, WINGAS currently is the fourth largest natural gas transmission and distribution company in Germany. Ongoing liberalization of the European natural gas market requires natural gas distributors to give third parties access to their pipelines. This creates significant growth opportunities for WINGAS, since the company is eligible to transport natural gas through its competitors' extensive transmission networks. Additionally, increases in market share are expected by expanding WINGAS's transmission and distribution activities into new regions.

Exploration and Production of Oil and Natural Gas

        The exploration and production of oil and natural gas historically have been Wintershall's core businesses, with operations in Germany, Libya, Argentina, Dubai, Russia and the Netherlands.

        BASF believes that Wintershall presently has finding and development costs that are below the industry average. Unlike global oil and gas exploration and production companies, Wintershall focuses its exploration and production activities on a select number of core regions where a combination of technical expertise, local operating experience and strategic partnerships allow it to develop petroleum resources at below-average costs.

        Wintershall is the operator of most of the significant exploration and production projects in which it has an interest. In projects where it is not the operator, Wintershall participates in operating decisions pursuant to agreements with operators.

        The activities that the Oil & Gas segment presently conducts are as follows:

Country	Activities	Country	Activities
Argentina	Oil and gas exploration and production	Libya	Oil and gas exploration and production
Azerbaijan(1)	Oil exploration	the Netherlands	Oil and gas exploration and production
Brazil(1)	Oil exploration	Qatar	Oil exploration
Dubai	Oil exploration and production	Romania	Gas exploration and production
Germany	Oil and gas exploration and production	Russia(2)	Oil exploration and production

(1)
Non-consolidated activities.
(2)
At equity consolidated activities.

  Reserves

        The Oil & Gas segment's most significant oil reserves are in North Africa/Middle East and Germany, with the substantial share of these reserves being located in Libya. The most significant natural gas reserves are in Argentina and Germany.

        The Oil & Gas segment's proved oil and gas reserves and proved developed oil and gas reserves in each of four geographic areas as of December 31, 2002, 2001 and 2000 were as follows:

	Germany	North Africa and Middle East(1)	Argentina	Rest of World(1)	Total	Rest of World
						(at equity)
At December 31, 2002
Oil (millions of barrels)
Proved reserves	93	422	49	1	565	17
Proved developed reserves	76	369	33	1	479	17
Gas (billions of cubic feet)
Proved reserves	482	208	1,341	328	2,359	—
Proved developed reserves	425	149	684	105	1,363	—
At December 31, 2001
Oil (millions of barrels)
Proved reserves	101	442	39	—	582	19
Proved developed reserves	70	412	28	—	510	19
Gas (billions of cubic feet)
Proved reserves	500	172	1,225	134	2,031	—
Proved developed reserves	500	171	612	57	1,340	—
At December 31, 2000
Oil (millions of barrels)
Proved reserves	116	479	30	—	625	—
Proved developed reserves	76	462	22	—	560	—
Gas (billions of cubic feet)
Proved reserves	509	228	920	89	1,746	—
Proved developed reserves	503	228	519	54	1,304	—

(1)
Consolidated activities only.

        At 2002 levels of production, in terms of barrel of oil equivalents, proved oil reserves would last approximately 10 years, and in terms of cubic feet equivalents, proved gas reserves would last approximately 12 years.

  Exploration and Production

        The net quantities of oil and gas produced as well as the average sales price and production cost (lifting cost) per unit of oil and gas produced in each of the last three years were as follows:

	2002	2001	2000
Oil
Net quantities produced (millions of barrels)	60	60	56
Average sales price less royalties (per barrel)	€19.10	€20.39	€23.76
Average production cost (lifting cost) (per barrel)	€3.44	€3.60	€3.60
Gas
Net quantities produced (billions of cubic feet)	189	186	145
Average sales price less royalties (per thousand cubic feet)	€1.92	€2.57	€2.35
Average production cost (lifting cost) (per thousand cubic feet)	€0.52	€0.54	€0.50

        Wintershall's total gross and net productive wells, total gross and net developed acres and total gross and net undeveloped acres (both leases and concessions) as of December 31, 2002, were as follows:

	Germany	North Africa and Middle East(1)	Argentina	Rest of World(1)	Total	Rest of World (at equity)
Oil
Total gross productive wells	527.0	280.0	57.0	8.0	872.0	12.0
Total net productive wells	244.1	64.4	18.2	8.0	334.7	6.0
Gas
Total gross productive wells	150.0	0.0	150.0	128.0	428.0	0.0
Toal net productive wells	62.3	0.0	35.7	17.6	115.6	0.0
Oil and Gas Acreages (thousand of acres)
Total gross developed acres	163.9	92.9	256.2	121.2	634.2	0.9
Total net developed acres	56.3	28.8	60.4	16.2	161.7	0.4
Total gross undeveloped acres	2,689.5	2,075.2	4,592.9	5,133.1	14,490.7	5,589.1
Total net undeveloped acres	1,354.1	788.8	1,473.9	1,734.9	5,351.7	2,794.5

(1)
Consolidated activities only.

        In 2002, Wintershall spent €999 million for exploration, acquisition and investment, compared with €392 million in 2001. Thereof, €749 million were spent in Europe (2001: 136 million), €124 million in North Africa/Middle East (2001: €100 million), €111 million in South America (2001: €120 million) and €15 million in Russia/Caspian Sea (2001: €36 million).

        Exploration activities are focused on Europe, the Southern Cone region of South America, North Africa/Middle East (mainly Libya) and Russia/Caspian Sea. Either directly or through its subsidiaries, Wintershall was involved in the drilling and completion of 16 exploratory wells which resulted in seven successful wells. As of December 31, 2002, Wintershall had begun drilling three additional exploratory wells.

        In 2002, approximately 70% of the Oil & Gas segment's oil reserves and production activities were in North Africa and the Middle East. The substantial majority of these reserves and production activities were in Libya, where the segment operates several onshore oilfields and utilizes associated natural gas for local consumption. BASF does not believe the ILSA (Iran-Libya Sanctions) Extension Act adopted by the United States government will have a material adverse effect on BASF's financial condition or results of operations. Remaining oil production takes place primarily in the Mittelplate offshore oil field in the German North Sea as well as in Dubai, Argentina and Russia.

        With approximately 200 million barrels of proved initial reserves, the Mittelplate field is the largest known German oil reservoir. Wintershall and its partner, RWE-Dea AG, have been producing oil from an offshore production platform since 1987. As of 1998, the Mittelplate field has also been developed from an onshore site by extended-reach wells. In 2002, oil production increased to 13.9 million barrels of which 8.2 million barrels were produced through extended-reach wells. Each partner has a 50% interest in the project.

        Approximately 45% of Wintershall's natural gas is produced in Argentina. In 2001, Wintershall decided to develop the Carina and Aries gas fields off the coast of Tierra del Fuego. As a result of the economic development in Argentina in 2002, the project schedule has been adjusted in accordance with expected gas demand. Wintershall also holds a 10% share in the "Cruz del Sur"

gas pipeline project. The project was completed and became operational in 2002. With this pipeline, which runs from Punta Lara, Argentina, to Montevideo, Uruguay, Wintershall participates in the strategic development of new gas markets in Uruguay. Southern Brazil represents another growing gas market in which Wintershall may participate, and the pipeline may be extended to this region depending on market conditions.

        In the Netherlands Wintershall acquired Clyde Netherlands B.V. from ConocoPhillips, effective November 5, 2002. Through the acquisition Wintershall more than doubles its reserves and future production in the Netherlands. Wintershall is now the 3rd largest gas producer in the country and operates 21 offshore platforms. Clyde also contributes substantially to Wintershall's exploration portfolio. Highly qualified staff strengthens Wintershall's global Center of Expertise for Offshore Activities. The acquisition of Clyde combines two companies whose portfolios complement each other.

        The Oil & Gas segment has a 49.95% participation interest in and is the operator of the first natural gas offshore field on the German continental shelf, approximately 300 kilometers off the German North Sea coast. Since production start-up in 2000 the field produces at a gas plateau rate of 45 billion cubic feet per year. The major partners in this project include Exxon Mobil Production Deutschland GmbH and RWE-Dea AG N.V. Nederlandse Gasunie, a Dutch natural gas distributor has contracted to purchase the natural gas produced from this field.

        In spring 1999, BASF signed a German-Russian economic agreement with Gazprom that provides a framework for future project-specific agreements. The agreement also contemplates the joint participation of Wintershall and Gazprom in the exploration and production of oil and gas primarily in Russia. Wintershall and Gazprom are specifically planning to participate in the development of large gas/condensate fields in Western Siberia. Such developments will have to be the subject of future agreements. Gazprom and Wintershall are developing field development concepts.

        In general, oil and gas exploration and production activities require high levels of investment and entail particular economic risks and opportunities. These activities tend to be highly regulated, and companies engaging in these activities generally may face intervention by governments in matters such as:

  •
  the award of exploration and production licenses;
  •
  the imposition of specific drilling and other work obligations;
  •
  environmental protection measures;
  •
  control over the development and abandonment of fields and installations; and
  •
  restrictions on production.

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

        These reserves and the related operations may be subject to political risks.To date, political risks have not significantly affected the Oil & Gas segment or had a material adverse effect on BASF's financial condition or results of operations.

        Wherever possible, Wintershall arranges capital investment guarantees by the German government to protect its investments. Covered risks include political risks, such as the risk of war, revolution and expropriation. If any covered risk were to materialize, Wintershall would receive approximately €158 million. German government guarantees currently cover a total investment volume by Wintershall of approximately €437 million, including inventory of raw materials and supplies.

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

Natural Gas Distribution and Trading

        BASF conducts its natural gas distribution and trading activities pursuant to an extensive agreement with OOO Gazexport, a subsidiary of OAO Gazprom of Russia. To promote the joint marketing of mainly Russian, as well as British North Sea and German natural gas predominantly in Germany, Wintershall and Gazprom established two joint ventures:

  •
  WINGAS GmbH (WINGAS) of Kassel, Germany, in which Wintershall has a 65% ownership interest; and
  •
  Wintershall Erdgas Handelshaus GmbH (WIEH), of Berlin, Germany, in which Wintershall has a 50% ownership interest, although profit distributions are differentiated according to customers and sales countries.

        WINGAS owns and operates a large pipeline system in Germany for the distribution of natural gas and also owns and operates one underground natural gas storage site. WIEH acts exclusively as a trading company, purchasing Russian natural gas and marketing it to WINGAS and other natural gas providers in Germany. WIEH also markets Russian natural gas in Central Europe through its wholly owned Swiss subsidiary, Wintershall Erdgas Handelshaus Zug AG (WIEE), Switzerland.

        In the medium term, the natural gas distribution and trading business generates stable margins and represents a source of noncyclical income for BASF. In addition, this business ensures a reliable and cost efficient source of natural gas for BASF's Verbund site in Ludwigshafen, Germany, and for other BASF companies.

        In 2002, WINGAS entered into new supply contracts with municipalities and industrial companies and WINGAZ is active in the forward market. In total with the rising demand of the customer base the sales volume increased from 414 billion cubic feet to 456 billion cubic feet despite relatively mild winter. The sales volume of WINGAS, WIEH and WIEE totaled 814 billion cubic feet compared with 730 billion cubic feet for 2001. The BASF consolidated sales volume in 2002 was 524 billion cubic feet, representing a 13.6% increase over the previous year's sales volume of 461 billion cubic feet.

  WINGAS

        Since 1991, WINGAS has invested more than €2.7 billion (of which Wintershall's share was €1.8 billion) in its natural gas distribution and trading activities in Germany. The high-pressure pipeline system currently spans approximately 2,000 kilometers (km). The pipeline system presently consists of four primary legs:

  •
  MIDAL (Mitte-Deutschland-Anbindungs-Leitung), which is the longest pipeline of the WINGAS network, extending over 702 km from the North Sea to southern Germany. To supply the metropolitan area of Hamburg, Germany, RHG (Rehden-Hamburg-Gasleitung) branches from MIDAL north of Bielefeld, Germany, forming a 132 km-long branch-pipe.

  •
  STEGAL (Sachsen-Thüringen-Erdgas-Leitung), which is a 345 km pipeline that comes from the east and meets MIDAL south of Kassel, Germany. STEGAL supplies eastern Germany with natural gas and connects the WINGAS pipeline system with Czech and Slovakian pipeline systems that transport Russian natural gas.

  •
  WEDAL (West-Deutschland-Anbindungs-Leitung), which is a 319 km pipeline that establishes a direct connection between the WINGAS pipeline system and the Belgium transit grid to the UK market, ensuring a link to the Western European natural gas network. WEDAL runs between Aachen, Germany, and Bielefeld, Germany.

  •
  JAGAL (Jamal-Gas-Anbindungs-Leitung), which is a 338 km pipeline that links the large YAMAL gas field in Russia to WINGAS's pipeline network system. JAGAL begins in Frankfurt/Oder, Germany, and links up with STEGAL just south of Leipzig, Germany.

        In addition to its natural gas pipeline network, WINGAS also owns and operates a natural gas storage site in Rehden, Germany. It is the largest underground gas storage site in Western Europe, with a capacity of 157 billion cubic feet.

        In 2002, WINGAS purchased 193 billion cubic feet of the natural gas from WIEH, which in turn purchases all of its gas from Gazprom's subsidiary Gazexport. In 2002, WINGAS bought 116 billion cubic feet directly from Gazexport so that in total 309 billion cubic feet or 68% were purchased from Russian sources. WINGAS also bought 93 billion cubic feet from North Sea suppliers, primarily from EDF Trading Ltd. and Conoco, 37 billion cubic feet in the main in the forward market and 15 billion cubic feet low caloric gas from Wintershall.

        The biggest customer for WINGAS's natural gas is BASF's own Verbund site in Ludwigshafen, Germany. In 2002, the site purchased approximately 85 billion cubic feet, or approximately 19% of WINGAS's distribution volume. Approximately 26 billion cubic feet, or 5%, was sold to other BASF companies; 37% to transmission companies; 22% to regional distributors, municipalities and industrial companies; and 17% was sold in the forward market. Of the natural gas that WINGAS distributed in Germany in 2002, more than 80% was supplied through long-term natural gas supply agreements with more than 60 customers.

        WINGAS is currently the fourth largest natural gas transmission and distribution company in Germany. Capital expenditures in 2002 totaled €32 million, of which €25 million was used for additions to the existing infrastructure.

ENVIRONMENTAL MATTERS

        BASF is subject to extensive, evolving and increasingly stringent national and local environmental laws and regulations concerning: the production, distribution, handling, and storage of our products, the disposal of materials, the practices and procedures applicable to construction and operation of sites, the exploration and production of oil and gas, as well as the maintenance of safe conditions in the workplace.

        These Environmental protection and remediation laws and regulations govern primarily

  •
  the protection of humans and the environment from the harmful effects of dangerous chemical substances.
  •
  emissions into the air and other releases into the environment.
  •
  the purification and discharge of waste water, waste management, focusing on waste avoidance and reuse of waste.

        Although BASF believes that its production sites and operations are currently in material compliance with all applicable laws and regulations, these laws and regulations have required and in the future could require BASF to take action to remediate the effects on the environment of the prior disposal or release of chemicals or petroleum substances or waste. Such laws and regulations have applied and in the future could apply to various sites, including BASF's chemical plants, oil fields, waste disposal sites, chemical warehouses and natural gas storage sites. In addition, such laws and regulations have required and in the future could require BASF to install additional controls for certain emission sources, undertake changes in its operations in future years and remediate soil or groundwater contamination at current and/or former sites and facilities.

        BASF's operating costs for environmental protection totaled €697 million in 2002. These costs are recurring or one-time costs associated with sites or measures that are incurred in the avoidance, reduction or elimination of deleterious effects on the environment. They include the costs of disposal sites, such as wastewater treatment plants and residue incinerators. They also comprise different levies such as effluent levies, water levies, costs for disposal services by third parties, monitoring, analyses and surveillance carried out by mobile and stationary units as well as research and development costs for reducing the incidence of residues. BASF also spent approximately €186 million in 2002 on capital expenditures for pollution control devices and equipment.

        BASF also incurs costs to remediate the impact of the past disposal as well as the release of chemicals or petroleum substances or waste, both at its own sites and at third-party sites to which BASF has sent waste for disposal. Worldwide, BASF had established provisions of €264 million for anticipated investigation and clean-up costs at such sites as of December 31, 2002, and €309 million as of December 31, 2001. In the United States, liability for remediation of contamination is imposed generally pursuant to the federal Comprehensive Environmental Response Compensation and Liability Act (Superfund) and analogous state laws. Although such U.S. laws generally allow the recovery of the total cost of cleanup from any single responsible party, cleanup costs typically are shared among several responsible parties at third-party sites where multiple parties sent waste to the site for disposal, and sometimes at owned or operated sites where a predecessor or other third-party disposed of waste on-site. BASF has been notified that it may be a potentially responsible party at such sites. The proceedings related to these sites are in various stages. The cleanup process has not been completed at most sites; the number, potential liability and financial viability of other parties are typically not fully resolved and the status of the insurance coverage for most of these proceedings is uncertain. Consequently, BASF cannot accurately determine the ultimate liability for investigation or cleanup costs at these sites. As events progress at each site for which BASF has been named a potentially responsible party or is otherwise involved in remediation of contamination, BASF accrues, as appropriate, a liability for site cleanup. Such liabilities include all costs that are probable and can be reasonably estimated. In establishing these liabilities, BASF considers its shipments of waste to a site and its percentage of total waste shipped to the site (in the case of third-party sites); the types of waste involved; the conclusions of any studies; the magnitude of any remedial actions which may be necessary; and the number and viability of other potentially responsible parties. Although the ultimate liability may differ from estimates, BASF routinely reviews the liabilities and revised estimates, as appropriate, based on the most current information available.

        BASF has established and continues to establish provisions for environmental remediation liabilities where the amount of such liability can be reasonably estimated. The provisions made are considered to be in accordance with U.S. GAAP. BASF sets up or adjusts accruals as new remediation commitments arise or additional information becomes available. For further information, see Note 24 to the Consolidated Financial Statements.

        BASF establishes provisions for currently known potential soil contamination at BASF sites which are still in operation, or in case of the accidental release of chemicals around the world. In general investigations into potential contamination and subsequent cleanup are only required when a site is closed and the existing production facilities dismantled. Taking into account BASF's experience to date regarding environmental matters and facts currently known, BASF believes that capital expenditures and remedial actions necessary to comply with existing laws and conditions governing environmental protection will not have a material effect on BASF's consolidated financial condition or results of operations.

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

  •
  require permits;
  •
  restrict the types, quantities and concentration of substances that may be released into the environment;
  •
  limit or prohibit such activities on land within environmentally protected areas; and
  •
  impose criminal or civil liability for pollution of soil, water and air as a result of such activities.

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

        The major raw materials that feed BASF's Verbund production sites are hydrocarbon-based raw materials such as naphtha and LPG (liquefied petroleum gas). These materials are used as feedstocks for the steam crackers that are operated in Ludwigshafen, Germany; Antwerp, Belgium; and Port Arthur, Texas. BASF monitors the market for naphtha, and actively hedges its exposure by using swaps and options. Other important hydrocarbon-based raw materials are natural gas, benzene and propylene. BASF primarily sources its natural gas from Russia by means of long-term natural gas supply contracts with Gazprom. These contracts are conducted through BASF's joint venture with OAO Gazprom, WINGAS and WIEH. Other important materials at BASF include cyclohexane, ammonia, titanium dioxide and methanol.

        BASF believes the company can purchase raw materials most efficiently through its network of global and regional procurement teams, which BASF refers to as its "Procurement Verbund." High-volume raw materials or those of strategic importance, such as raw materials used at the start of BASF's value-adding chains of chemistry, tend to be purchased by global procurement teams in order to leverage BASF's purchasing power and secure a stable supply of key raw materials. Regional procurement teams play an essential role in purchasing raw materials for the company's regional production sites. Global and regional purchasers together form the lead buyer structure within purchasing.

        BASF has a policy of maintaining, when possible, multiple sources of supply for materials and is not dependent on a limited number of suppliers for essential raw materials.

        BASF has not experienced any difficulty in obtaining sufficient supplies of raw materials in recent years and believes it will be able to obtain them at competitive market prices in the future. BASF however, cannot give any assurance that its ability to obtain sufficient raw materials at any time will not be adversely affected by unforeseen developments. In addition, the prices of raw materials may vary, perhaps significantly, from year to year.

Technical goods and services procurement

        The technical goods and services that BASF purchases are related primarily to the company's manufacturing activities, which involve significant capital expenditures to design and build plants and later to maintain them. These expenditures therefore also cover the maintenance of sites and offices around the world.

        BASF's global and regional procurement teams in its Procurement Verbund work with engineers and technical staff to identify where and how technical goods and services can be procured most efficiently. To this end, the standardization of goods and services is a key driver for reducing costs. Standardizing goods and services tends not only to be more cost effective, but reduces the expenses associated with servicing and maintenance during the total life cycle. Furthermore, the company's procurement teams work closely with suppliers to support them in developing system solutions. In this way, the capital expenditures needed to develop such solutions can be allocated more effectively.

E-commerce

        BASF is actively pursuing the opportunities offered by e-commerce to increase the efficiency of its procurement processes. For example, increasingly in the chemicals industry, buyers and sellers are connecting their respective enterprise resource planning (ERP) systems through online marketplaces. BASF's ERP is linked to Elemica Holding Ltd., a neutral electronic marketplace for the purchase and sale of basic, intermediate, specialty and fine chemicals.

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

ORGANIZATIONAL STRUCTURE

        BASF Aktiengesellschaft is the ultimate parent company of the BASF Group. The Group operates in five separate business segments which encompass BASF's 12 operating divisions. The business segments are reportable segments except for business segment Agricultural Products & Nutrition, which is treated as two reportable segments, disclosing separately the Agricultural Products and Fine Chemicals divisions. The divested Pharmaceuticals division was formerly included as a third reportable segment in the business segment formerly known as Health and Nutrition.

        BASF has established 48 business units organized along industry lines. These business units are responsible for production, marketing and sales activities.

        In addition, to its operating divisions and business units, BASF has three corporate divisions which support the Board of Executive Directors in directing the company's activities, and nine competence centers which oversee strategic activities and set global standards. The corporate divisions are Legal, Taxes & Insurance; Planning & Controlling and Finance. The competence centers are Logistics; Information Services; Human Resources; Environment, Safety & Energy; Purchasing; Corporate Engineering; Chemicals Research & Engineering; Specialty Chemicals Research and Polymer Research.

Significant Subsidiaries

        The following table sets forth significant subsidiaries owned, directly or indirectly, by BASF Aktiengesellschaft:

Name of Company	Percentage Owned (%)
BASF Coatings AG, Münster-Hiltrup, Germany	100
BASF Schwarzheide GmbH, Schwarzheide, Germany	100
Elastogran GmbH, Lemförde, Germany	100
Wintershall AG, Kassel, Germany	100
BASF Antwerpen N.V., Antwerp, Belgium	100
BASF Española S.A., Tarragona, Spain	100
BASF Corporation, Mount Olive, New Jersey	100
BASF S.A., São Bernardo do Campo, Brazil	100
BASF Company Ltd., Seoul/Korea	100

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

        At the heart of BASF's integration strategy are its Verbund production sites. The following is a description of these sites including the number of production plants:

	Production
Location
	Acreage	Plants
Ludwigshafen, Germany	1,760	250
Antwerp, Belgium	1,470	54
Geismar, Louisiana	2,290	10
Freeport, Texas	510	21
Kuantan, Malaysia	150	12

        An additional Verbund site is currently under construction in Nanjing, China, with the joint venture partner SINOPEC.

        See "Item 4. Information on the Company — Environmental Matters" for information on environmental issues related to BASF's properties. Additional information regarding BASF's property, plant and equipment is contained in Note 14 to the Consolidated Financial Statements included in Item 18.

        For information on BASF's oil and natural gas exploration and production activities, see "Item 4. Information on the Company — Oil & Gas" and "Supplementary information concerning oil and gas producing activities (unaudited)" in Item 18.

        The following is a list of BASF's significant production sites, all of which BASF owns, except as indicated below:

Region/ Country	Production Site Location	Division Activities
Europe
Germany	Ludwigshafen(1)	Petrochemicals
Inorganics
Intermediates
Styrenics
Performance Polymers
Performance Chemicals
Functional Polymers
Fine Chemicals
Agricultural Products
	Besigheim	Performance Chemicals
	Cologne	Performance Chemicals
	Lemförde	Polyurethanes
	Minden	Fine Chemicals
	Münster-Hiltrup	Coatings
	Schwarzheide	Petrochemicals
Intermediates
Styrenics
Performance Chemicals

Performance Polymers
Polyurethanes
Coatings
Agricultural Products
	Sinzheim	Performance Chemicals
	Stuttgart-Feuerbach	Performance Chemicals
	Willstätt	Performance Chemicals
	Würzburg	Coatings
Belgium	Antwerp(1)	Petrochemicals
Inorganics
Intermediates
Performance Chemicals
Styrenics
Polyurethanes
Performance Polymers
Functional Polymers
	Feluy	Intermediates
Petrochemicals
Denmark	Ballerup	Fine Chemicals
	Grenaa	Fine Chemicals
Finland	Hamina	Functional Polymers
France	Clermont de l'Oise	Coatings Performance Chemicals
	Genay	Agricultural Products
	Gravelines	Agricultural Products
	Mitry-Mory	Polyurethanes
Italy	Bibbiano	Styrenics
	Burago	Coatings
	Caronno Pertusella	Performance Chemicals
	Cinisello Balsamo	Performance Chemicals
	Villanova d'Asti	Polyurethanes
	Zingonia	Polyurethanes
The Netherlands	Moerdijk	Polyurethanes
Spain	Guadalajara	Coatings
	Hospitalet	Performance Chemicals
	Rubí	Polyurethanes
	Tarragona	Petrochemicals
Styrenics
Performance Chemicals
Functional Polymers
Agricultural Products
Fine Chemicals
Turkey	Gebze	Functional Polymers
Performance Chemicals
United Kingdom	Alfreton	Polyurethanes

	Ashbourne	Fine Chemicals
	Cramlington	Fine Chemicals
Performance Chemicals
	Seal Sands	Performance Polymers
	Slinfold	Performance Chemicals
North America
Canada	Arnprior, Ontario	Performance Polymers
	Windsor, Ontario	Coatings
Mexico	Altamira	Styrenics
Functional Polymers
	Lerma	Polyurethanes
Performance Chemicals
	Tultitlán	Coatings
United States	Aberdeen, Mississippi	Functional Polymers
	Anderson, South Carolina	Performance Polymers
	Beaumont, Texas	Agricultural Products
	Chattanooga, Tennessee	Functional Polymers
	Clemson, South Carolina	Performance Polymers
Polyurethanes
	Freeport, Texas(1)	Petrochemicals Intermediates Performance Polymers Functional Polymers
	Geismar, Louisiana(1)	Petrochemicals
Intermediates
Polyurethanes
Performance Chemicals
Fine Chemicals
	Hannibal, Missouri	Agricultural Products
	Huntington, West Virginia	Performance Chemicals
	Joliet, Illinois	Styrenics
	Monaca, Pennsylvania	Functional Polymers
	Morganton, North Carolina	Coatings
	Port Arthur, Texas	Petrochemicals
	Portsmouth, Virginia	Functional Polymers
	South Brunswick, New Jersey	Styrenics
	Sparks, Georgia	Agricultural Products
	Whitestone, South Carolina	Performance Chemicals
Fine Chemicals
	Wyandotte, Michigan	Styrenics
Performance Polymers
Polyurethanes
South America
Argentina	General Lagos Rosario	Styrenics
Performance Chemicals
Functional Polymers
	Tortuguitas	Coatings

Fine Chemicals
Brazil	Camaçari	Intermediates
Petrochemicals
	Guaratinguetá	Styrenics
Performance Chemicals
Functional Polymers
Agricultural Products
Fine Chemicals
	Resende	Agricultural Products
	São Bernardo do Campo	Coatings
	São José dos Campos	Styrenics
Chile	Concon	Inorganics
Styrenics
Functional Polymers
	Santiago	Styrenics
Asia, Pacific Area, Africa
China	Caojing(2)	Intermediates
	Nanjing(1)(2)	Styrenics
Petrochemicals
Intermediates
Functional Polymers
	Shanghai	Performance Chemicals
Performance Polymers
Functional Polymers
	Shenyang	Fine Chemicals
India	Daheij	Styrenics
	Mangalore	Performance Chemicals
Functional Polymers
	Thane	Styrenics
Performance Chemicals
Agricultural Products
Indonesia	Jakarta, Cengkareng	Functional Polymers
Performance Chemicals
Fine Chemicals
Japan	Shinshiro	Polyurethanes
	Totsuka	Coatings
	Yokkaichi	Intermediates
Polyurethanes
Functional Polymers
Performance Chemicals
Fine Chemicals
Malaysia	Kuantan(1)(2)	Intermediates
Petrochemicals
Functional Polymers
	Pasir Gudang	Styrenics
Performance Chemicals

Performance Polymers
Functional Polymers
	Shah Alam	Polyurethanes
Performance Chemicals
South Korea	Gunsan	Fine Chemicals
	Ulsan	Intermediates
Styrenics
Polyurethanes
	Yeosu	Polyurethanes
Intermediates

(1)
Verbund site.
(2)
Under construction.

(This page has been left blank intentionally.)

Item 5.        Operating and Financial Review and Prospects

OVERVIEW

        BASF is a transnational chemical company that aims to increase its corporate value through growth and innovation. The company's product range includes high-performance products, including chemicals, plastics, coatings systems, dispersions, agricultural products, fine chemicals as well as crude oil and natural gas.

        BASF is comprised of the parent company, BASF Aktiengesellschaft of Ludwigshafen, Germany, and 154 consolidated subsidiaries and affiliated companies. The company has customers in more than 160 countries and operates production sites in 39 countries.

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

        The reportable operating segments are:

  •
  Chemicals
  •
  Plastics & Fibers
  •
  Performance Products
  •
  Agricultural Products and Nutrition
  •
  Agricultural Products
  •
  Fine Chemicals
  •
  Pharmaceuticals (discontinued operations)
  •
  Oil & Gas

BASIS OF PRESENTATION

Overview

        The Consolidated Financial Statements of BASF included in Item 18 of this report have been prepared based on BASF's accounting and valuation principles in accordance with German GAAP as required by the German Commercial Code (Handelsgesetzbuch), the standards of the German Accounting Standards Committee (GASC) and the German Stock Corporation Act (Aktiengesetz).

        There are certain differences relating to accounting and valuation methods that are required under U.S. GAAP but are not allowed under German GAAP. The effects of BASF's reconciliation of the remaining differences between German GAAP and U.S. GAAP for the years ended December 31, 2002 and 2001 are described in Note 4 to the Consolidated Financial Statements included in Item 18.

        As part of its planning, BASF has developed two scenarios to address current geopolitical uncertainties:

        Scenario 1: In 2003, we assume the Iraq conflict does not lead to a military confrontation (base scenario).

        Scenario 2: If a war with Iraq occurs, we are assuming that the conflict will be limited in terms of duration and the territory affected. However, uncertainty in the energy markets and among consumers would mean stagnation in global growth for the first half of 2003.

        We have prepared our detailed business plan using the base scenario. Our forecasts are also based on the assumption that interest rates will be lowered in Europe and that stock prices will stabilize in the United States and Europe. Starting from the high price of $32 per barrel at the end of 2002, we expect oil prices to decline as 2003 progresses, again boosting purchasing power. Under these assumptions, we expect the global economy to turn the corner in the spring of 2003 and resume moderate growth. This recovery process should intensify in 2004.

        In the following descriptions of results of operations in the segments, we make forecasts for sales and earnings in 2003. These forecasts are based on the assumption that global economic development is not negatively impacted as a result of the Iraq conflict (base scenario).

Critical Accounting Policies

        Critical accounting policies are those that are most important to the portrayal of the company's financial condition and results of operations. These policies require management's difficult, subjective and complex judgments in the preparation of the financial statements and accompanying notes. Management makes estimates and assumptions about the effect of matters that are inherently uncertain, relating to the reporting of assets, liabilities, revenues, expenses and the disclosure of contingent assets and liabilities. The company's most critical accounting policies are discussed below.

  Pension provisions and similar obligations

        Obligations arising from company pension plans are based on actuarial computations made by external actuaries according to the projected unit credit method. Accordingly, assumptions must be made with regard to discount factors, salary and pension trends, and, in the case of externally financed obligations, with regard to the growth and return on the fund assets used to finance future obligations.

        These assumptions are redefined as of each balance sheet date, taking account of current circumstances. Discount factors are based on returns for securities or bonds with high credit ratings. The expected return on fund assets is based on long-term developments as observed in the capital markets as well as the respective portfolio structures. If the actual developments deviate from the assumptions made, the resulting actuarial profits or losses beyond a given limit are distributed over the future years of service of employees.

        In 2002, prepaid pension expenses of €456.4 million are accounted for under prepayments and deferred income. In particular, these were due to contributions to pension funds for employee pensions in North America (NAFTA) that were made to offset losses on plan assets of the pension fund and to cover the minimum obligation, which is to be determined separately in accordance with U.S. GAAP.

        See Note 23 to the Consolidated Financial Statements for further details with regard to the change in pension obligations and financing status.

  Provisions for legal damages

        The evaluation of risks associated with claims for damages and litigation and the determination of the amounts of related provisions are subject to considerable judgment. In particular, this relates to pending regulatory proceedings and claims for damages associated with antitrust violations in the vitamins business. In this context, additional provisions in the amount of €100 million were established in 2002.

        It is not currently possible to estimate the full consequences of this litigation. Corresponding provisions are established to the extent that they are considered probable and the amount can be estimated reliably. The level of provisions is based on the outcomes of similar cases and legal opinions, taking into account the current circumstances. The actual outcome of legal proceedings may differ considerable from these estimates. See also Note 26 to the Consolidated Financial Statements for further information with regard to litigation and claims.

  Deferred taxes on loss carryforwards

        Tax loss carryforwards are primarily related to restructuring measures at subsidiaries in the NAFTA region in 2002 and 2001. In countries in the NAFTA region, these carryforwards may be set against future taxable income for up to 20 years.

        The realization of deferred tax assets on these carryforwards is dependant upon the economic development of our subsidiaries in the NAFTA region. An evaluation is affected by difficulties in predicting long-term economic developments. Significant valuation allowances were not made to deferred tax assets on tax-loss carryforwards in 2002 in view of the long carryforward period and in expectation of stable economic developments in the NAFTA region.

        See also Note 10 to the Consolidated Financial Statements for further information on deferred taxes.

  Goodwill

        From 2002 onward, goodwill is no longer to be amortized under U.S. GAAP. Instead, goodwill is written off only if the carrying value of goodwill is impaired. The value of goodwill has to be reviewed at least once per year at the reporting unit level. An impairment exists if the book value of the goodwill at the reporting unit exceeds the fair value, generally determined to be the discounted value of expected future cash flows.

        To review the value of goodwill, however, it is necessary to make assumptions with regard to the long-term profitability of the operating units against the background of macroeconomic developments. To a significant extent, goodwill is associated with the acquisition of the crop protection business of American Home Products Corporation in 2000. The value of this goodwill is subject to the long-term development of the global market for crop protection products and the continued profitability of this business.

        Write-offs due to impairment were not necessary in 2002. As a result, the amortization expenses recorded in accordance with German GAAP are reversed in the reconciliation to U.S. GAAP (see Note 4 to the Consolidated Financial Statements).

  Provisions for environmental protection measures and site remediation

        The company records liabilities for environmental issues in the accounting period in which its responsibility is established and the cost can be reasonably estimated. At environmental sites in which more than one potentially responsible party has been identified, the company records a liability for its allocable share of costs related to its involvement with the site, as well as an allocable share of costs related to insolvent parties or unidentified shares. At environmental sites in which the company is the only potentially responsible party, a liability is recorded for the total estimated costs of remediation before consideration of recovery from insurers or other third parties. The process of estimating environmental liabilities is complex and dependent on physical and scientific data at the site, uncertainties as to remedies and technologies to be used and the outcome of discussions with regulatory agencies.

        See also Note 24 to the Consolidated Financial Statements for further explanations with regard to the accrual of provisions for environmental protection measures and site remediation.

RESULTS OF OPERATIONS

Group

        This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements included in Item 18 of this Annual Report.

        Our earnings developed positively in 2002 compared with 2001. The previous year was marked on the one hand by high charges for a comprehensive restructuring program and the reorganization of our sales structures, and on the other hand by high extraordinary income from the sale of our pharmaceuticals activities. In an uncertain economic climate, BASF did well in 2002 and substantially increased earnings. In spite of a somewhat difficult business climate in important customer segments, we were able to increase sales volumes substantially. The economies of scale associated with higher capacity utilization and the cost reductions from structural measures introduced in 2001 contributed to improved earnings.

        The following table sets forth sales and income for BASF. Sales are net of petroleum and natural gas taxes.

Sales and Earnings

	2002	% Change from Previous Year	2001	% Change from Previous Year	2000
	(euros in millions, except per share date)
Sales	€32,215.5	(0.9)	€32,499.6	(9.6)	€35,945.7
Gross profit	10,400.0	0.9	10,311.8	(18.7)	12,690.6
Gross profit as a percentage of sales (%)	32.3	1.9	31.7	(10.1)	35.3
Income from operations	€2,640.7	117.0	€1,216.9	(60.4)	€3,069.7
Income from operations as a percentage of sales (%)	8.2	121.6	3.7	(56.5)	8.5
Special items	€(239.5)	77.7	€(1,076.1)	(226.1)	€(330.0)
Income before taxes and minority interests	2,640.9	333.7	608.7	(78.5)	2,827.4
Net income	1,504.4	(74.3)	5,858.2	372.5	1,239.8
Net income as a percentage of sales (%)	4.7	(73.9)	18.0	429.4	3.4
Basic earnings per share	€2.60	(73.3)	€9.72	381.2	€2.02
Amounts in accordance with U.S. GAAP
Net income	€1,716.9	(69.8)	€5,692.4	291.6	€1,453.6
— from continuing operations	1,716.9	—	(238.2)	—	1,302.1
— from discontinued operations including gain from disposal	—	—	5,892.6	3,789.5	151.5
— cumulative effect of implementing SFAS 133	—	—	38.0	—	—
Basic earnings per share	€2.96	(68.7)	€9.45	298.7	€2.37
— from continuing operations	2.96	—	(0.39)	—	2.13
— from discontinued operations including gain on disposal	—	—	9.78	3,975.0	0.24
— cumulative effect of implementing SFAS 133	—	—	0.06	—	—
— diluted earnings per share	2.96	(68.7)	9.45	302.1	2.35

        Income from operations in 2002 included special charges of €240 million. This was €836 million less than in the previous year. Charges of €124 million were incurred as a result of restructuring measures. These were due to the closure of ethylene oxide and glycol plants in the Chemicals segment in Geismar, Louisiana; various optimization and restructuring measures in the Agricultural Products & Nutrition segment; and measures to improve efficiency associated with the Site Concept at the Ludwigshafen production site. Further special charges of €116 million resulted primarily from the €100 million provision for claims for damages related to the vitamins business. The financial result included special income of €301 million related in particular to the sale of marketable securities and of a lease financing company.

        In 2001, the high special charges of €1,076 million in income from operations were caused by our comprehensive restructuring program, which resulted in charges of €747 million. Moreover, an additional provision of approximately €200 million had to be made for the fines imposed by the E.U. Commission for antitrust violations in the vitamins business.

        In 2000, special items recorded in other operating expenses and other operating income included €590 million in special charges and €260 million in special income. Included in special charges are costs of €344 million related to the integration of the crop protection business of American Home Products Corp. A further €100 million related to charges from restructuring activities in the Pharmaceuticals segment, which included closing the research and development site in Nottingham, United Kingdom, and workforce reductions. Other special charges relate to the higher settlement costs for litigation brought by indirect purchasers of vitamins in the United States. Various divestitures led to special income of €205 million and included the sale of the Novolen® polypropylene technology of Targor GmbH to an international consortium, the sale of the Kraton® polymers business to Kraton Polymers GmbH, a subsidiary of the Deutsche Shell GmbH, the sale of the urology business in the Pharmaceuticals segment to Abbott GmbH and the conclusion of business relating to the sale in 1999 of the refinery business in the Oil & Gas segment.

  2002 Compared with 2001

  Sales

        In 2002, sales were slightly lower than the previous year's level and decreased €284 million, or 0.9%, to €32,216 million. Sales growth in the Chemicals and Plastics & Fibers segments was not quite enough to offset the decline in the Agricultural Products & Nutrition and Oil & Gas segments.

        The following factors contributed to the change in sales:

	2002
	in millions	As % of sales
Volume	€2,547	7.8
Prices	(1,680)	(5.2)
Currency exchange	(941)	(2.9)
Acquisitions and additions to scope of consolidation	205	0.6
Divestitures and deconsolidations	(415)	(1.2)

	€(284)	(0.9)

        Sales volumes were up substantially in 2002. We achieved significant growth in the Chemicals and Plastics & Fibers segments. As a result of new plants, in particular the new steam cracker in Port Arthur, Texas, we were able to increase production significantly in the Petrochemicals division. In addition to covering internal requirements, we sold larger volumes to external customers.

        The selling prices for our products remained under pressure. Some divisions were able to impose price increases to offset higher raw material costs, but overall prices declined by 5.2%. The rise in the value of the euro against the U.S. dollar and Japanese yen, as well as a devaluation of South American currencies had a significantly negative impact on sales.

        Portfolio changes, which amounted to €(286) million were 0.8 percent lower than in 2001 and did not have a substantial impact. Acquisitions — primarily, the Intermediates division's acquisition in mid-2001 of the Italian SISAS Group's activities in Feluy, Belgium — accounted for a €118 million increase in sales.

        Divestitures reduced comparable sales by €404 million, primarily due to the divestiture of the pharmaceuticals business at the end of February 2001.

        Additions to the scope of consolidation contributed €76 million, or 0.2%, to sales.

  Gross Profit

        After deducting production costs from sales, we achieved a gross profit of €10,400 million in 2002. The increase of €88 million, or 0.9%, caused the gross margin to rise to 32.3% compared with 31.7% in 2001. This was due to the positive development of production costs, which declined more sharply than sales (1.7% compared with 0.9%). The decline in production costs was due in particular to the higher utilization rate of production facilities and cost reductions as a result of restructuring measures.

  Income from Operations

        Following a weak year marked by high restructuring charges, income from operations in 2002 almost returned to the level of previous years. Income from operations of €2,641 million in 2002 was €1,424 million or 117% higher than in the previous year, and represented 8.2% of sales, compared with 3.7% in 2001.

        Excluding special items of €240 million in 2002 and €1,076 million in 2001, income from operations rose by 25.6% to €2,881 million. This was primarily due to improved earnings in the Chemicals and Plastics & Fibers segments as well as in Performance Products.

  Income from Ordinary Activities/Income before Taxes

        Income from ordinary activities rose from €609 million in 2001 to €2,641 million in 2002. Lower special charges as well as higher special income accounted for €1,210 million of this increase of €2,032 million. On a comparable basis, income from operations contributed €588 million and the financial result €234 million to an increase of €822 million.

  Extraordinary Income

        There was no extraordinary income in 2002. The high extraordinary income in the previous year of €6,121 million, or €5,976 million net of taxes, resulted from the sale of our pharmaceuticals business to Abbott Laboratories Inc., Abbott Park, Illinois.

  Net Income/Earnings Per Share

        Income before taxes and minority interests was €2,641 million and the tax expense was €1,042 million, or 39.5%. After deducting these taxes and minority interests of €95 million, net income in 2002 was €1,504 million. In comparison with the previous year, in which there was a loss of €118 million excluding extraordinary income, net income rose by €1,622 million.

        Earnings per share in 2002 were €2.60 compared with ordinary earnings per share of €(0.20) in the previous year. In addition, there was extraordinary income per share of €9.92 in the previous year. In 2002, net income in accordance with U.S. GAAP was €1,717 million or €2.96 per share compared with €5,692 million or €9.45 per share in 2001.

  2001 Compared with 2000

  Sales

        In 2001, sales decreased €3,446 million, or 9.6%, to €32,500 million. In terms of ongoing business, i.e., excluding pharmaceuticals, polyolefins and textile dyes, sales were €31,990 million, or 3.2% higher than in the previous year. Major contributors to this result were the Oil & Gas and Agricultural Products & Nutrition business segments.

        The following table sets forth the various factors affecting the change in sales:

	2001
	in millions	As % of sales
Volume	€(110)	(0.3)
Prices	(492)	(1.4)
Currency exchange	(195)	(0.5)
Acquisitions and additions to scope of consolidation	1,810	5.0
Divestitures and deconsolidations	(4,459)	(12.4)

	€(3,446)	(9.6)

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

        Portfolio changes led to a decline in sales of €2,966 million, or 8.3%. These changes involved in particular:

  •
  the divestiture of the pharmaceuticals and generics business, and
  •
  the impact on sales due to the transfer of the polyolefins and the textile dye businesses to the Basell N.V. and DyStar Group joint ventures at the end of the third quarter of 2000.

        Sales were positively influenced by the following:

  •
  the acquisition of the vitamins business from Takeda Chemical Industries Ltd. at the beginning of 2001,
  •
  the purchase of American Home Products Corp.'s crop protection business in mid-2000, and
  •
  the acquisition of the superabsorbents business of Chemdal International Corporation in June 2000.

        Additions to the scope of consolidation contributed €317 million to sales, or 0.9%. Our subsidiary in Turkey, in which all previous operations had been combined, is included in these numbers, as are companies in Japan, China, India, Hungary, Poland and Russia.

  Gross Profit

        Gross profit declined in 2001 by €2,379 million or 18.7% to €10,312 million. As a percentage of sales, gross profit fell from 35.3% to 31.7%. The decrease reflects the continued pressure on selling prices as well as raw material costs that did not decline until the second half of the year.

  Income from Operations

        Due to weak demand and high special charges, income from operations fell sharply by €1,853 million, or 60.4% to €1,217 million. Without considering the effect of special items, income from operations decreased €1,107 million, or 32.6%, to €2,293 million, and represented 7.1% of sales, compared with 9.5% in the previous year.

  Income from Ordinary Activities/Income before Taxes

        In 2001, income from ordinary activities decreased €2,218 million, or 78.5%, to €609 million. This decline was primarily due to special items. Excluding the effect of special items, income from ordinary operations was €1,758 million. This represents a decline of €1,266 million, or 42%, compared with the previous year, and is a reflection of weak economic conditions. The effect of this decline on income from operations and on the financial result was €1,107 million and €159 million, respectively.

  Extraordinary Income

        The sale of our pharmaceuticals business to Abbott Laboratories Inc., Abbott Park, Illinois, resulted in extraordinary income of €6,121 million. Taxes charged on this income were €145 million. A large part of the gains realized relate to the sale of participations which we were able to dispose of as tax-exempt divestitures.

        Extraordinary income consists of:

(euros in millions)
Extraordinary gains	8,794
Extraordinary expenses	2,673

6,121

        The extraordinary gains include proceeds from the sale of the pharmaceuticals business and additional compensation for the net liquidity and net assets transferred.

        The expense items include the book values of the pharmaceuticals business, as well as provisions for warranties assumed and risks retained from the pharmaceuticals business.

        As a result of the high extraordinary income, our income before taxes and minority interests was €6,730 million. This was €3,903 million, or 138%, more than in the previous year.

  Net Income/Earnings Per Share

        BASF achieved net income of €5,858 million. This amount consists of extraordinary income of €5,976 million net of the related taxes and a loss of €118 million in income from current operations.

        The effective tax rate on income from ordinary operations was 125%, compared with 55% in the previous year. The high level of taxes is due to non-deductible foreign taxes on oil producing operations and for fines imposed by the E.U. Commission related to the violation of antitrust laws in the vitamins business, which were assumed to be non-deductible. The effective tax rate was reduced by a change in accounting principles for deferred tax assets. Based upon the draft Standard No. 10 from the German Accounting Standards Committee (GASC) on accounting for deferred taxes, we also recorded deferred tax assets for tax loss carryforwards, to the extent realization of this potential for tax reduction through future earnings is foreseeable. These adjustments resulted in a reduction in tax expense of €220 million.

        The capitalization of deferred tax assets for tax loss carryforwards from previous years resulted in income of €51 million, which is shown separately in the consolidated statement of income.

        Earnings per share were €9.72 in 2001, compared with €2.02 in 2000. Of this, €9.92 related to extraordinary income.

        Under U.S. GAAP, the gain on the disposal of the pharmaceuticals business as well as the results of operations of the pharmaceuticals business of the first two months of 2001 would be reported as discontinued operations and not as extraordinary income. Also, the effect of adopting SFAS 133, "Accounting for Derivatives," would have been shown as the cumulative effect of a change in accounting principles. Under U.S. GAAP, our net income was €5,692 million, or €(238) million excluding extraordinary income. Per share, this is €9.45, or a loss of €0.39 after excluding extraordinary income (see Note 4 in the Notes to the Consolidated Financial Statements).

Chemicals

Segment data
(euros in millions)

	2002	% Change from Previous Year	2001	% Change from Previous Year	2000
Sales to third parties	€5,317	18.3	€4,494	(0.2)	€4,504
Intersegmental transfers	2,598	6.0	2,452	1.8	2,408
Sales incl. intersegmental transfers	7,915	14.0	6,946	0.5	6,912
Income from operations	635	75.4	362	(43.4)	640
Special items	(41)	—	(63)	—	(5)
Operating margin (%)	11.9	—	8.1	—	14.2
Assets	€4,997	3.1	€4,847	14.5	€4,232
Return on operational assets (%)	12.9	—	8.0	—	16.8
Research and development expenses	€98	(10.1)	€109	(2.7)	€112
Capital expenditures in tangible and intangible assets	€495	(46.7)	€929	20.0	€774

        The Chemicals segment is comprised of the Inorganics, Petrochemicals and Intermediates divisions. As of July 1, 2001, the former Specialty Chemicals operating division was dissolved and the strategic business units of glycols, alkylene oxides as well as ethylene and propylene oxides were transferred to the Petrochemicals operating division. The other activities of the Specialty Chemicals operating division were allocated to the Performance Products operating division. The previous year's segment data have been restated.

  2002 Compared with 2001

  Segment Overview

        In the Chemicals segment, sales to third parties increased in 2002 to €5,317 million from €4,494 million in 2001. Sales in the Intermediates division were slightly above the previous year's level, while sales in the Inorganics division were slightly lower. In the Petrochemicals division, sales increased substantially. This was due primarily to the startup of new production capacities, in particular the new steam cracker in Port Arthur, Texas. Higher sales volumes contributed 25.7% to the increase in sales. Price and currency fluctuations had a negative effect of 9.6%.

        Intersegmental transfers increased 6.0% from €2,452 million in 2001 to €2,598 million in 2002.

        Income from operations rose in 2002 by 75.4% to €635 million, compared with €362 million in 2001. The increase in earnings resulted primarily from higher sales volumes and a corresponding improvement in capacity utilization at our production facilities, significantly lower startup costs for new plants and the restructuring and cost-cutting measures introduced in 2001, which are beginning to take effect. All divisions reported higher earnings compared with 2001, with Petrochemicals posting the largest increase.

        Special items in the Petrochemicals division related to the closure of two ethylene oxide plants and one glycol plant at the site in Geismar, Louisiana.

        Through the increase in inventories and receivables, assets increased 3.1% from €4,847 million in 2001 to €4,997 million in 2002. We further optimized our production activities in Europe and North America by closing unprofitable plants and investing in profitable, new production facilities. In the growing Asian market, we will achieve another milestone in the development and expansion of local production facilities with the forthcoming completion of the butanediol plant at our Verbund site in Kuantan, Malaysia.

        Assuming that the economy starts to recover in 2003, we expect new production capacities to contribute to higher sales in 2003. A further improvement in earnings depends largely on developments in raw material markets.

  Inorganics

        In the Inorganics division, sales to third parties in 2002 declined 2.7% to €695 million from €714 million in 2001. Despite a difficult business environment, we increased sales volumes 6%. In most product lines our selling prices declined on average by 9%. Sales of catalysts, glues, impregnating resins and basic inorganic chemicals were below the previous year's levels, but sales of inorganic specialties and electronic grade chemicals were higher due to higher sales volumes.

        Income from operations improved compared with the previous year.

        In 2002, we again achieved high capacity utilization rates in our plants for large-volume inorganic products, which form an important foundation for most of BASF's value-adding chains. Through such economies of scale, we were able to supply the Ludwigshafen and Antwerp Verbund sites cost-effectively. To consolidate and extend our cost leadership in the Inorganics division, we began in 2002 to refit a world-scale chlorine plant to use a state-of-the-art membrane process.

        In addition to large-volume inorganic products, our product range includes innovative specialties such as heterogeneous catalysts, electronic grade chemicals and powder injection molding technology. We will continue to expand these profitable business areas in the future.

        For 2003 we expect sales to increase moderately. The cost of modernization measures will, however, have a negative impact on earnings.

  Petrochemicals

        In the Petrochemicals division, sales to third parties in 2002 increased to €2,902 million and were 39.6% higher than in 2001. We were able to increase sales in all product lines. Sales volumes were stable throughout the year and therefore capacity utilization at our plants was generally high. In addition, the startup of the steam cracker in Port Arthur, Texas, in December 2001 and the expansion of the cracker in Antwerp, Belgium, led to increased sales volumes. Higher volumes led to a 49% increase in sales, whereas price and currency fluctuations reduced sales by 11%.

        Income from operations rose significantly. This was due to higher volumes in all product lines and regions. In addition, earnings were no longer burdened by high startup costs for the steam cracker in Port Arthur, Texas, and the new plants in Kuantan, Malaysia. Special items were also lower. Special charges of €25 million in 2002 related in particular to the closure of two ethylene oxide plants and one ethylene glycol plant at the site in Geismar, Louisiana.

        We substantially expanded business volumes in cracker products. Rising crude oil prices and naphtha costs could be passed on to the market only in the first half of the year.

        Sales and earnings in plasticizers and solvents exceeded the previous year's levels. However, the markets for both product lines continue to suffer from excess capacity and, as a result, from strong price and margin pressures. We will address these challenges with significant cost reductions through further rationalization and closure of production plants. In June, we started production of our new product Hexamoll® DINCH, a plasticizer for use in applications with stringent requirements such as foodwrap, medical devices and toys. This new product was favorably received by our customers.

        Business in the alkylene oxides and glycols product line picked up considerably in Europe due to the expansion of ethylene oxide capacity in Antwerp, Belgium. Earnings improved as a result of high capacity utilization. In the United States, we closed underperforming production plants in Geismar, Louisiana, and are exiting gradually from the ethylene glycol business in this region.

        In 2002, capital expenditures were significantly lower compared with the high levels in recent years associated with major projects in Kuantan, Malaysia; Port Arthur, Texas; and Tarragona, Spain. Important ongoing projects are the metathesis and butadiene extraction plant in Port Arthur, Texas, which is scheduled to start operations in late 2003 or early 2004, as well as investments at our new Verbund site in Nanjing, China, which we are developing together with our partner Sinopec.

        Our capital expenditures and restructuring in recent years have helped create the necessary conditions for a sustained increase in our earning power. As a result, we expect a moderate increase in sales and earnings in 2003 despite high volatility on the raw materials markets.

  Intermediates

        Business with intermediates recovered in 2002, in particular in Europe and Asia, after a modest second half of 2001. Sales to third parties in 2002 increased by €19 million to €1,720 million. Increased volumes contributed 6% to the increase in sales. Price and currency fluctuations accounted for an 8% reduction in sales. Translated to euros, the weak U.S. dollar more than offset price increases.

        Income from operations improved compared with 2001. This improvement could be traced in part to higher sales volumes for our products as well as to the normalization of natural gas prices in North America, which were high at the beginning of 2001. The availability of many of our products was restricted due to production problems at some of our competitors and plant shutdowns in Ludwigshafen, Germany, and Feluy, Belgium, related to maintenance or expansion measures.

        Capital expenditures were lower than in the previous year. Numerous projects were completed in 2002. In particular, we started operations at new plants for PolyTHF® (polytetrahydrofuran), specialty amines and glyoxal in Ludwigshafen. In Freeport, Texas, we expanded our Neol® (neopentylglycol) capacity with a new plant.

        Given our higher production capacities, and assuming that raw material costs rise only slightly, we expect sales in 2003 to grow above the market average and a slight improvement in income from operations.

  2001 Compared with 2000

  Segment Overview

        In the Chemicals segment, sales to third parties decreased in 2001 to €4,494 million from €4,504 million in 2000. Growth in sales volumes in inorganic specialties and price increases in the Intermediates and Inorganics divisions were insufficient to offset completely a decline in sales in the Petrochemicals division. The oxo alcohols/plasticizers complex at the new BASF Verbund site in Kuantan, Malaysia, also contributed to sales, as did new plants and capacity expansion programs, such as trimethylolpropane in Ludwigshafen, Germany; hexanediol in Freeport, Texas; and ethylene oxide in Geismar, Louisiana.

        Intersegmental transfers increased 1.8% in 2001 to €2,452 million from €2,408 million in 2000.

        In 2001, income from operations decreased 43.4% to €362 million from €640 million in 2000. Both high raw material costs in the first half of 2001, most notably for naphtha, and the drop in the economy in the second half of the year — which led to reduced demand in almost all customer segments — had a major impact on income from operations. The Petrochemicals division came under particularly strong price and margin pressure, especially for products with excess capacity, such as plasticizers and solvents. Startup costs for new plants in Port Arthur, Texas; Geismar, Louisiana; and in Kuantan, Malaysia, created additional burdens on earnings.

        Special items related primarily to the closure of a plant in the Petrochemicals division at the site in Tarragona, Spain; restructuring of an acetylene plant in Geismar, Louisiana; and integration into the Intermediates and Petrochemicals divisions of the site acquired in Feluy, Belgium.

        Through its capital expenditures, BASF strives for a globally balanced position. To this end, BASF is strengthening BASF's operations in Europe, optimizing its Verbund structures in North America and establishing new Verbund sites in Asia. In 2001, BASF strengthened the Chemicals segment's core product groups — butanediol and its derivatives, and phthalic anhydride — by acquiring the SISAS Group's chemical site in Feluy, Belgium. Through capital expenditures and acquisitions, the Chemicals segment's assets increased 14.5% in 2001 to €4,847 million from €4,232 million in 2000.

  Inorganics

        In the Inorganics division, sales to third parties in 2001 increased 8.1% to €677 million, from €626 million in 2000. This sales growth was due primarily to higher prices but also volumes increased slightly. We increased sales and volumes over the previous year, above all in profitable inorganic specialties and electronic grade chemicals.

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

        In addition to large-volume inorganic products, BASF's product range includes innovative specialties such as heterogeneous catalysts, electronic grade chemicals and powder injection molding technology. BASF is continuing to expand these profitable areas of our business. Last year BASF increased capacity for hydroxylamine free base — a substance that is indispensable in the production of microchips — from 4,000 metric tons per year to 7,000 metric tons per year. BASF also intensified its research efforts in the field of catalysts with the goal of securing or achieving technology and performance leadership. Here, BASF is focusing on catalysts with high growth rates.

  Petrochemicals

        In the Petrochemicals division, sales to third parties in 2001 were €2,079 million, a decrease of 3.7% from 2000. In 2000, strong volume demand and the rising price of naphtha led to significant price increases for cracker products and, as a result, to a steady increase in sales. However, in the course of 2001, this trend began to reverse as the economy began to slow down and raw material prices declined. First-time contributions to sales came from new plants that commenced operations in 2001: the oxo alcohols/plasticizers complex in Kuantan, Malaysia, and the steam cracker in Port Arthur, Texas. Also during 2001, unprofitable plants in Tarragona, Spain were closed.

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

        In 2001, capital expenditures were lower than in the previous year. One major project is a propylene plant that BASF is building with its partner SONATRACH in Tarragona, Spain. Another major project is the construction of a steam cracker at the Verbund site in Nanjing, China, where construction began in September 2001.

  Intermediates

        In the Intermediates division, sales to third parties in 2001 increased 1.0% to €1,738 million from €1,720 million in 2000. BASF achieved this growth through higher sales prices for its products and the startup of new production capacities. Deteriorating economic conditions reduced sales volumes — especially in the second half of the year — and low utilization rates resulted in higher unit costs.

        Income from operations was lower in 2001 than in 2000, as raw material costs remained high, especially in the first half of the year. Earnings were also burdened by the integration of the site in Feluy, Belgium, acquired at mid-year, and startup costs for new plants (trimethylolpropane and dimethylhexanediol in Ludwigshafen, Germany; 1,6-hexanediol in Freeport, Texas; optically active amines in Geismar, Louisiana).

        Not accounting for the acquisition in Feluy, Belgium, BASF's capital expenditures were at the same level as last year. In 2001, BASF also focused on expanding its production plants in Ludwigshafen, Germany; Geismar, Louisiana; and Ulsan, Korea.

Plastics & Fibers

Segment data
(euros in millions)

	2002	% Change from Previous Year	2001	% Change from Previous Year	2000
Sales to third parties	€8,477	3.6	€8,185	(25.8)	€11,030
Intersegmental transfers	436	7.4	406	(20.4)	510
Sales incl. intersegmental transfers	8,913	3.7	8,591	(25.6)	11,540
Income from operations	582	—	(2)	—	902
Special items	(11)	—	(182)	—	101
Operating margin (%)	6.9	—	*	—	8.2
Assets	€6,174	(2.7)	€6,344	4.2	€6,086
Return on operational assets (%)	9.3	—	*	—	13.9
Research and development expenses	€138	(5.5)	€146	(15.1)	€172
Capital expenditures in tangible and intangible assets	€636	(28.6)	€891	40.8	€633

*
negative

        The Plastics & Fibers segment comprises the Styrenics, Performance Polymers and Polyurethanes divisions. As of July 1, 2001, the former operating divisions of Engineering Plastics and Fiber Products were merged to create the Performance Polymers operating division. The previous year's segment data have been restated. Up to September 2000, the polyolefins business was included in the business segment's figures. This business was transferred to the associated company Basell N.V., which is not consolidated.

  2002 Compared with 2001

  Segment Overview

        Sales to third parties in 2002 increased 3.6% to €8,477 million from €8,185 million in 2001. Stronger customer demand led to significantly higher sales volumes, which accounted for an 11.6% increase in sales. Declining prices and negative currency effects reduced sales by 8%. Sales increased in all three divisions, in particular for polyurethane products and styrenics.

        Income from operations rose to €582 million, compared with a loss of €2 million in 2001. All three divisions contributed significantly to the increase in earnings, which was due in particular to much stronger demand and correspondingly good capacity utilization, the closure of underperforming plants started in 2001, and a reduction in fixed costs. Earnings also improved due to a significantly lower level of special items.

        Capital expenditures were lower than in 2001.

        Assuming the economy begins to recover in 2003, we expect sales at approximately the same level as in 2002 and a slight increase in earnings in 2003.

        At the beginning of 2003 agreements were signed with Honeywell International Inc., Morris Township, New Jersey, to acquire their engineering plastics business and sell our nylon fibers business to Honeywell. Through these portfolio swaps, we are further strengthening our position as a leading international supplier of engineering plastics. The two transactions are likely to be neutral with regard to sales and earnings in 2003.

  Styrenics

        In the Styrenics division, sales to third parties rose 3.7% in 2002 to €3,387 million compared with €3,267 million in the previous year. Sales increased due to significantly higher demand compared with 2001 in the face of negative price/currency effects.

        Income from operations increased considerably in 2002. This was due primarily to higher capacity utilization. The second and third quarters in 2002 were affected by rising raw material costs as well as a worldwide shortage of styrene. The higher raw material costs could not be passed on in full to the market. Asia was the largest growth market for styrene. Overall, we significantly improved income from operations compared with 2001 in all major regions.

        A Styrodur® plant was closed in Antwerp, Belgium. Production was transferred to a new plant that can be operated with lower production and logistic costs started operations in Tarragona, Spain. The replacement plants for ethyl benzene/styrene at the Ludwigshafen site started operations at the end of 2002 and will ensure more efficient supplies of styrene.

        In a difficult business environment we expect to maintain sales and income from operations in 2003 at the previous year's level despite rising raw material costs.

  Performance Polymers

        In the Performance Polymers division, sales to third parties in 2002 rose by 1.3% to €2,270 million from €2,241 million in 2001. Sales volumes increased by 9%, in particular due to increasing demand for nylon 6 precursors as well as the continuing expansion of our worldwide engineering plastics business. Prices remained under pressure, largely due to the strength of the euro, which was unfavorable for our export business.

        As a result of the restructuring measures we introduced in 2001 and continued in 2002, we have significantly reduced fixed costs, especially in the NAFTA region. The scheduled shutdown of Ultraform® production in the United States and the sale of our industrial fibers business (Basofil®) will support this trend and allow for a further improvement in earnings.

        High capacity utilization at our production plants also contributed to the improvement in income from operations.

        In 2003, we expect increases in both sales and income from operations, provided that the economy begins to recover this year. At the beginning of 2003 agreements were signed with Honeywell International Inc., Morris Township, New Jersey, to acquire their engineering plastics business and sell our nylon fibers business to Honeywell.

  Polyurethanes

        In the Polyurethanes division, sales to third parties in 2002 increased by 5.3% to €2,820 million from €2,677 million in 2001. Volume growth compared with 2001 contributed 12% to the increase in sales. Demand for polyurethanes rose, in particular in Asia and the United States. Price and currency fluctuations accounted for a 7% reduction in sales.

        Income from operations increased compared with 2001 despite high raw material costs and persistently unsatisfactory margins. Productivity increases and cost-cutting measures contributed to earnings in addition to the development in sales volumes. We were able to improve our cost structure through the new TDI (toluene diisocyanate) plant in Geismar, Louisiana, which started operations in May 2002 and replaced an old plant. We will be able to reduce costs further in 2003, the first full year of plant operation.

        In addition to the TDI plant in the United States, the largest capital expenditures in the Polyurethanes division were the expansion of our MDI (diphenylmethane diisocyanate) plant in Antwerp, Belgium, which came on stream in late 2002, and the construction of an SM/PO (styrene monomer/propylene oxide) plant in Singapore, by the ELLBA Eastern (Pte.) Ltd. joint venture with Shell. This plant started operations in the second half of 2002 and is intended to significantly improve supplies of propylene oxide in Asia.

        For 2003, we expect the polyurethanes market to grow by about 5% in a difficult economic environment, and we intend to maintain our share of this growing market. One element will be the startup of our TDI plant in Yeosu, Korea, in the third quarter of 2003. This plant has a maximum annual capacity of 140,000 metric tons. In the short term it will optimize our supply situation in Asia and in the medium term it will provide the means for growing with the market. We expect to improve earnings in 2003 as a result of this growth and by continuing to optimize our cost structures.

  2001 Compared with 2000

  Segment Overview

        Sales to third parties in 2001 dropped 25.8% to €8,185 million from €11,030 million in 2000.

        On the basis of ongoing business, i.e., excluding polyolefins, sales decreased 8.6% from €8,951 million in 2000 to €8,182 million in 2001. Sales declined in all three of the segment's divisions, but to the greatest extent in the Performance Polymers division. Weakening demand and the resulting decline in sales volumes resulted in a 2.5% decrease in sales. Declining prices contributed to a 5.2% decrease in sales, while changes in exchange rates contributed to a 0.4% decline in sales.

        The Polyurethanes division made the greatest positive contribution to the segment's income from operations, which decreased by €904 million, resulting in a loss of €2 million. This decrease in earnings was primarily due to reduced demand, strong margin pressures and new plant startups, in particular in North America.

        Special charges totaling €182 million also contributed to the decline in earnings. These charges related primarily to the planned closure of plants in the Styrenics and Performance Polymers divisions in North America (NAFTA) and Europe; a write-down of a styrenics plant; and the planned closure of an obsolete toluene diisocyanate (TDI) plant in the Polyurethanes division in Geismar, Louisiana, which will be replaced by a new plant.

        In 2001, the Plastic & Fibers segment's assets increased by 4.2% to €6,344 million in 2001 from €6,086 million in 2000. Capital expenditures, including the acquisition of a styrene plant in Korea, were in excess of depreciation charges by €212 million. Further additions resulted from changes in the scope of consolidation.

  Styrenics

        In the Styrenics division, sales to third parties in 2001 declined 7.1% to €3,267 million from €3,517 million in 2000. Despite a difficult economic environment, sales volumes increased 5%, but selling prices and therefore margins were under downward pressure. Thus, price effects contributed 12% to the decline in sales.

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

  Performance Polymers

        In the Performance Polymers division, sales to third parties in 2001 fell 15.4% to €2,241 million from €2,648 million in 2000. Weak demand in Asia affected fiber intermediates in particular. Engineering plastics products, on the other hand, performed well in a difficult market environment.

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

  Polyurethanes

        In 2001, sales to third parties in the Polyurethanes division decreased 4.3% to €2,677 million from €2,798 million in 2000.

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

        The largest capital expenditures in the Polyurethanes division were for a new TDI (toluene diisocyanate) plant in Geismar, Louisiana, and for the construction of an SM/PO (styrene monomer/propylene oxide) plant in Singapore as part of BASF's Ellba Eastern Private Ltd. joint venture with Shell. Both plants were on stream in 2002, as scheduled.

Performance Products

Segment data
(euros in millions)

	2002	% Change from Previous Year	2001	% Change from Previous Year	2000
Sales to third parties	€8,014	(1.7)	€8,154	(3.1)	€8,418
Intersegmental transfers	326	1.2	322	2.5	314
Sales incl. intersegmental transfers	8,340	(1.6)	8,476	(2.9)	8,732
Income from operations	646	552.5	99	(83.1)	586
Special items	(7)	—	(298)	—	(32)
Operating margin (%)	8.1	—	1.2	—	7.0
Assets	€5,218	(13.7)	€6,048	(3.5)	€6,266
Return on operational assets (%)	11.5	—	1.6	—	10.4
Research and development expenses	€222	12.7	€197	(0.5)	€198
Capital expenditures in tangible and intangible assets	€288	(31.1)	€418	(68.6)	€1,332

        Performance Products segment consists of the Performance Chemicals, Coatings and Functional Polymers divisions. In 2001, the business segment Colorants & Finishing Products was renamed Performance Products. As of July 1, 2001, the former operating divisions Dispersions, Colorants as well as some parts of Specialty Chemicals were combined to form the operating division Performance Chemicals. The previous year's segment data have been restated. Up to September 2000, the figures of the operating division include the textile dye business of the former Colorants operating division. This business was transferred to the non-consolidated associated company DyStar.

  2002 Compared with 2001

  Segment Overview

        Sales to third parties in the Performance Products segment declined 1.7% in 2002 to €8,014 million, compared with €8,154 million in 2001. Higher sales volumes led to a 6.1% increase in sales, in particular in the Performance Chemicals and Functional Polymers divisions. Ongoing price pressure and negative currency effects in all divisions reduced sales by 7.8%.

        Income from operations rose from €99 million in 2001 to €646 million in 2002. This was due to significantly lower special items, an improved cost structure due to the restructuring measures introduced in 2001, and portfolio optimization with a focus on more profitable products.

        In 2002, assets in the segment declined to €5,218 million from €6,048 million in 2001. Depreciation was in excess of capital expenditures. Inventories and receivables were reduced.

        Assuming that the economy starts to recover in 2003 and that our cost structures improve further as a result of the measures introduced in 2001, we expect sales in 2003 to be at approximately the same level as in 2002 and a slight improvement in earnings.

  Performance Chemicals

        Despite the difficult global economic climate, sales to third parties of 3,343 million remained just below previous year's level of €3,345 million. Growth was strong in Asia. In South America, sales declined due to the currency crises in Brazil and Argentina, as well as to the difficult economic environment. A 7% increase in sales volumes was offset by negative price and currency effects, in particular the strengthening of the euro against the U.S. dollar.

        All business units contributed to a significant increase in income from operations.

        In performance chemicals for coatings, plastics and specialties, we maintained business at a satisfactory level despite intense competition. Our printing plates business grew against the market trend. We have widened our product range for the automotive and oil industry and increased production through cost-effective capacity expansions. Our plants for products for the detergents and cleaning agents industry are operating at a high level of capacity utilization. Despite significant expansion in Asia, sales of textile and leather chemicals declined slightly overall.

        We reduced working capital through our efforts to lower inventory levels and a decline in receivables.

        In view of economic trends and the strengthening of the euro, we expect moderate sales growth in the entire division in 2003. We aim to achieve a slight increase in income from operations.

  Coatings

        In the Coatings division, sales to third parties in 2002 declined 6.6% to €2,137 million compared with €2,287 million in 2001. Sales volumes were below the previous year's level, mainly because our decorative paint customers in South America reduced their inventories during the first half of the year. Overall, we were able to increase prices slightly. The decline in sales was due primarily to currency effects, in particular the devaluation of the Brazilian real as well as the weakening of the U.S. dollar and the Japanese yen against the euro.

        Trends in our business units were as follows: Automotive (OEM) coatings performed well at a high level despite a decline in automobile production. This success can be ascribed to tried and tested service concepts through which we expand cooperation with our customers and optimize the total costs of the coating process. Further, our success is based on the market launch of innovative and eco-efficient products, such as our new cathodic dip coating Cathoguard® 500. Automotive refinish coatings are a strong pillar of our coatings business. Here, we have stabilized our good position with our new Glasurit® and R-M® global brands. Our newly launched Salcomix® mixing system rounds out our portfolio. In industrial coatings, restructuring and innovation were the top priorities. This applies to production, marketing and sales as well as customer and portfolio management. Our efforts have improved our cost structures. In South America, we have solidified the leading position of our Suvinil® brand in the market for decorative paints.

        Compared with the previous year, we were able to improve income from operations substantially in all business units through measures to improve efficiency, cost reductions and restructuring. An important contribution came from a reduction in fixed costs compared with 2001, in particular in our industrial coatings business in Europe. Devaluation losses in Argentina burdened earnings.

        For 2003, we are again expecting sales to rise, assuming that the automotive industry in Europe recovers and that a slump does not occur in U.S. automobile production. We will persist in addressing the continuing difficult economic environment by introducing further innovative technologies and by further expanding our successful system supplier business. We therefore expect a further increase in earningsin 2003.

  Functional Polymers

        In the Functional Polymers division, sales to third parties in 2002 increased by 0.5% to €2,534 million from €2,522 million in 2001. Higher sales volumes contributed to an 11% increase in sales, which was largely offset by negative price and currency effects of a 10%. We were able to substantially increase sales volumes in all product groups, in particular in acrylic monomers, paper coating binders and dispersions for the construction industry. In Asia, the increase in sales volumes was larger than in the other regions.

        We were able to improve income from operations considerably compared with the previous year, despite continued strong competitive pressure due to global excess capacity. The restructuring measures we completed had a particularly positive effect on earnings.

        In Nanjing, China, we laid the foundation stone for BASF's second Verbund site in the Asian growth region. We expect to start producing acrylic acid and acrylic esters at this site in 2005. In Hamina, Finland, we started operations at a new plant for paper coating binders, which will allow us to supply the important Scandinavian market from production in the region. We also successfully brought our new superabsorbents plant in Antwerp, Belgium, on stream.

        We anticipate that in 2003 overall demand will continue to recover, and therefore expect a slight increase in sales and a further improvement in earnings.

  2001 Compared with 2000

  Segment Overview

        In terms of ongoing business, i.e., excluding the textile dye business, sales to third parties in the Performance Products segment increased 0.3% in 2001 to €8,126 million, from €8,105 million in 2000. The increase in sales from ongoing business was due to additions to the scope of consolidation. Sales volumes and prices declined slightly. In the Coatings division, sales to third parties increased by 4.0% compared with 2000, to €2,287 million. Sales from ongoing business in the Performance Chemicals division were €3,317 million compared with €3,395 million in 2000. In the Functional Polymers division, sales were €2,522 million, remaining at approximately the previous year's level.

        Income from operations fell 83.1% to €99 million in 2001 from €586 million in 2000. The continued weak economic situation in North America and Europe and the resulting decline in demand had a negative impact on earnings in all of the segment's divisions in 2001. In many divisions, reduced demand led to increased price and margin pressures, which intensified during the first half of the year due to very high raw material costs. Special items of €298 million reduced earnings, above all in the Functional Polymers and Performance Chemicals divisions. These relate primarily to planned site closures in Birkenhead, United Kingdom, and Arnhem, the Netherlands, as well as to the closure of production plants in North America and Italy.

        Assets in the segment declined slightly in 2001 to €6,048 million from €6,266 million in 2000.

  Performance Chemicals

        In terms of ongoing business, i.e., excluding the textile dye business, sales to third parties in the Performance Chemicals division declined 2.3% in 2001 to €3,317 million from €3,395 million in 2000.

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

  Coatings

        In the Coatings division, sales to third parties in 2001 rose 4.0%, to €2,287 million from €2,198 million in 2000. Europe and Asia in particular contributed to this increase. Sales volumes remained at last year's level, as declines in automotive coatings were offset by increases in industrial coatings and decorative paints. Unfavorable currency effects were responsible for a sales decline of 3%, with the devaluation of the Brazilian real in particular affecting sales. Selling prices rose slightly overall, but price concessions for industrial coatings were necessary in some cases. BASF is currently developing this business into the Coatings division's third key product line, next to automotive OEM and automotive refinish coatings. The joint venture with NOF Corp. in Japan, entered into in October 2000 and consolidated in 2001, also contributed to the growth in sales.

        Income from operations was below last year's high level, due in particular to a slowdown in the automotive industry in the NAFTA region. Despite intensive marketing efforts, earnings in industrial coatings fell short of expectations.

  Functional Polymers

        In the Functional Polymers division, sales to third parties in 2001 rose 0.4% to €2,522 million from the previous year's level of €2,512 million. Due to the slowdown in the global economy, which began in the second quarter, the strong volume growth sought was not achieved.

        Prices declined slightly due to lower raw material costs — which had to be passed on to customers — and to increasing pressure from competitors.

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

        In Asia, a plant for the manufacture of dispersions went into operation in Shanghai, China. In South America, the division took a first step toward supplying this important market with local production from a butyl acrylate plant in Guaratinguetá, Brazil. In Ludwigshafen, Germany, a production plant for the innovative paper chemical polyvinylamine started operations. In Antwerp, Belgium, the division completed a world-scale plant for the manufacture of superabsorbents.

Agricultural Products & Nutrition

        The Agricultural Products & Nutrition segment comprises the Agricultural Products division and the Fine Chemicals division. For reporting purposes each division is considered a reportable segment. The following data relate to the divisions.

Agricultural Products

Segment data
(euros in millions)

	2002	% Change from Previous Year	2001	% Change from Previous Year	2000
Sales to third parties	€2,954	(15.1)	€3,478	43.2	€2,428
Intersegmental transfers	21	(30.0)	30	(11.8)	34
Sales incl. intersegmental transfers	2,975	(15.2)	3,508	42.5	2,462
Income from operations	61	238.9	18	—	(443)
Special items	(38)	—	(182)	46.6	(341)
Operating margin (%)	2.1	—	0.5	—	*
Assets	€5,092	(20.2)	€6,377	(3.5)	€6,607
Return on operational assets (%)	1.1	—	0.3	—	*
Research and development expenses	€285	(17.4)	€345	25.5	€275
Capital expenditures in tangible and intangible assets	€88	(32.3)	€130	(96.0)	€3,260

*
negative

  2002 Compared with 2001

        Sales in the Agricultural Products segment in 2002 were €2,954 million, compared with €3,478 million in 2001 (volumes (12%), prices/currency (3%)). Sales volumes declined in particular in North and South America. The negative price and currency effects were due primarily to the weakening of the U.S. dollar against the euro and the devaluation of the Brazilian real.

        Sales development differed considerably from region to region. In North America, sales declined 25% to €945 million due to lower sales volumes and negative currency effects. In South America, we reduced our credit risk by maintaining our restrictive sales policy in Argentina and by repurchasing inventory from the market in Brazil. Sales in South America declined 38% to €335 million as a result of these measures and negative currency effects. Sales in Europe rose by 4.3% to €1,320 million, while in Asia they declined 13% to €354 million.

        In 2002, we achieved income from operations of €61 million, compared with €18 million in 2001, thereby improving income from operations by €43 million. Special items reduced earnings by €38 million. Our earnings situation is unsatisfactory and a series of measures have been introduced to improve it significantly.

        In 2002, capital employed was reduced to a total of €5,092 million from €6,377 million in 2001. This was due in particular to a reduction of inventories and receivables as well as a decline in non-current assets by scheduled amortization and depreciation, which exceeded capital expenditures.

        Expenses for research and development declined 17.4% to €285 million following the closure of the research center in Princeton, New Jersey; as a percentage of sales, these expenses declined from 9.9% to 9.6%.

        Following the integration of the crop protection business acquired from American Home Products Corp. (AHP) in 2000, we realized annual integration synergies of more than €250 million for the first time in 2002. In 2003, we will introduce measures to further reduce costs by approximately €100 million. In a persistently difficult market environment, we expect sales and earnings to rise in 2003. This expectation is based on the successful launch of new products and a stabilization of the economic situation in South America.

        In the Agricultural Products division, an agreement was reached on October 28, 2002 to acquire the insecticide fipronil and a series of fungicides from Bayer CropScience AG. The acquisition is subject to approval by the relevant antitrust authorities.

  2001 Compared with 2000

        Sales in the Agricultural Products segment in 2001 were €3,478 million, compared with €2,428 million in 2000. This increase of €1,050 million, or 43.2%, was due primarily to the acquisition of the crop protection business of American Home Products Corp. (AHP). A decline in prices reduced sales by 6%.

        Sales increased in all regions. The segment expanded its market position in particular in North America and Europe, where sales were up 64.1% and 43.4%, respectively. Due to the uncertain economic situation in South America, BASF took a cautious approach in the market to reduce credit risk which resulted in an increase in sales of only 6.1% to €543 million.

        In 2001, income from operations in the Agricultural Products segment was €18 million, compared to a loss of €443 million in 2000 This represented an improvement of €461 million over the previous year.

        Special items reduced earnings by €182 million. Special charges related to the use of inventory stepped-up to higher market values in connection with the AHP acquisition, as well as to the closure of a research site in North America (NAFTA) and additional restructuring.

        The segment's assets declined in 2001 to a total of €6,377 million from €6,607 million in 2000. Additions to tangible assets came from continuing small optimization measures, from investments in the F 500® production plant in Schwarzheide, Germany, from commencing the construction of a new research building in Limburgerhof, Germany, and from the modernization of a production plant in Brazil.

        Due to the integration of AHP's crop protection business, expenses for research and development rose 25.5% to €345 million, which represented 10% of sales. Research and development activities are concentrated in Ludwigshafen and Limburgerhof, Germany, and at the Research Triangle Park in Raleigh, North Carolina. The Princeton research center in New Jersey ceased activities in mid-2002, as scheduled.

Fine Chemicals

Segment data
(euros in millions)

	2002	% Change from Previous Year	2001	% Change from Previous Year	2000
Sales to third parties	€1,970	(0.7)	€1,984	14.1	€1,739
Intersegmental transfers	36	24.1	29	(34.1)	44
Sales incl. intersegmental transfers	2,006	(0.3)	2,013	12.9	1,783
Income from operations	(6)	97.1	(210)	—	(5)
Special items	(124)	—	(283)	—	(50)
Operating margin (%)	*	—	*	—	*
Assets	€1,392	(6.5)	€1,488	8.8	€1,368
Return on operational assets (%)	*	—	*	—	*
Research and development expenses	€82	5.1	€78	0.0	€78
Capital expenditures in tangible and intangible assets	€157	(21.1)	€199	139.8	€83

*
negative

  2002 Compared with 2001

        In the Fine Chemicals segment, sales to third parties in 2002 declined 0.7% to €1,970 million (volumes 7%, prices/currency (8%)). The animal nutrition business posted higher sales of fat-soluble vitamins as well as enzymes. In human nutrition, sales of carotenoids and caffeine were higher. In both animal and human nutrition, sales of water-soluble vitamins declined. In our business with the pharmaceutical industry, the new area of contract manufacturing showed particularly strong growth. Sales in the cosmetic ingredients product line were affected by slow growth in the cosmetics industry.

        In 2002, income from operations was €(6) million compared with €(210) million in 2001. This was due in particular to a lower level of special charges, which declined from €283 million in 2001 to €124 million in 2002. In both years, these special charges were primarily related to antitrust violations in the vitamins business prior to 1999. Higher volumes as well as cost savings due to restructuring measures in North American manufacturing and in the premix business contributed positively to our earnings in 2002.

        In 2002, assets in the Fine Chemicals segment were reduced by 6.5% to €1,392 million from €1,488 million in 2001. This was due to scheduled depreciation of intangible assets as well as reductions in inventory and receivables. Tangible assets were slightly higher than in 2001. Additions to fixed assets included capacity expansion for vitamin E, carotenoids and Lysmeral®, as well as new plants for vitamin B2 and citral.

        For 2003, we expect an increase in sales and earnings.

  2001 Compared with 2000

        In the Fine Chemicals segment, sales to third parties in 2001 increased 14.1%, to €1,984 million from €1,739 million in 2000. The segment increased sales volumes by 5%. Structural changes, in particular the purchase of the vitamins business of Takeda Chemical Industries Ltd., contributed 11% to the increase in sales. Excluding the effects of these structural changes, sales in the Fine Chemicals segment were 4.8% above the previous year's level due to an increase in sales volumes. However, the increase in sales was partially offset by negative currency effects of 1% and by a 1% decline in prices. Some vitamins are still under price pressure, but lysine prices have improved. Pharmaceutical active ingredients, cosmetic raw materials, carotenoids, and enzymes for animal nutrition all experienced particularly strong sales growth.

        In 2001, BASF recorded a loss of €210 million in income from operations in the Fine Chemicals segment compared with a loss of €5 million in 2000. The loss is due to a high level of special charges; excluding these charges, earnings would have increased compared with the previous year. Special items of €(283) million related in particular to provisions for unexpectedly high fines imposed by the E.U. Commission for antitrust violations in the vitamins business. BASF has appealed against the level of these fines. Additional charges in the Fine Chemicals segment related to the planned closure of unprofitable plants in North America.

        In the Fine Chemicals segment, assets increased in 2001 by 8.8% to €1,488 million from €1,368 million in 2000. Besides the purchase of Takeda's vitamins business, additions to fixed assets related primarily to the expansion of plants for vitamin E, carotenoids, Lysmeral® and other flavors and fragrances, as well as to the construction of a new plant for the manufacture of UV absorbers.

Health & Nutrition: Pharmaceuticals (Discontinued Operations)

Segment data
(euros in millions)

	2001	% Change from Previous Year	2000
Sales to third parties	€364	(85.6)	€2,526
Intersegmental transfers	5	(86.1)	36
Sales incl. intersegmentel transfers	369	(85.6)	2562
Income from operations	30	(87.7)	243
Special items	29	—	(62)
Operating margin (%)	8	—	9.6
Assets	—	—	€2,228
Return on operational assets (%)	—	—	11.8
Research and development expenses	€74	(84.2)	€468
Capital expenditures in tangible and intangible assets	€20	(83.5)	€121

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

OIL & GAS

Segment data
(euros in millions)

	2002	% Change from Previous Year	2001	% Change from Previous Year	2000
Sales to third parties	€4,199	(7.0)	€4,516	14.1	€3,957
Intersegmental transfers	363	(12.1)	413	29.1	320
Sales incl. intersegmental transfers	4,562	(7.4)	4,929	15.2	4,277
Royalties	210	(32.7)	312	13.0	276
Sales incl. intersegmental transfers, less royalties	4,352	(5.7)	4,617	15.4	4,001
Income from operations	1,210	(7.5)	1,308	(0.2)	1,310
Special Items	0	—	0	—	44
Operating margin (%)	28.8	—	29.0	—	33.1
Assets	€3,648	15.8	€3,149	(11.0)	€3,540
Return on operational assets (%)	35.6	—	39.1	—	40.0
Research and development expenses	€113	18.9	€95	90.0	€50
Capital expenditures in tangible and intangible assets	€920	301.7	€229	(14.2)	€267

  2002 Compared with 2001

        In the Oil & Gas segment, sales to third parties in 2002 declined 7% to €4,199 million from €4,516 million in 2001 (volumes 5.6%, prices/currency (13.1%)). A further increase in sales volumes did not result in higher sales, because the effects were offset by the weakening of the U.S. dollar against the euro and lower average prices for natural gas in 2002.

        Sales to third parties in our natural gas trading business declined 3.5% in 2002 to €2,173 million, compared with €2,251 million in 2001. The decline in natural gas prices was a major contributing factor. Natural gas prices are correlated with crude oil prices with a time lag. In 2002, this led to a lower price level than in 2001. We were able to increase natural gas sales volumes 11% to 239 billion kilowatt-hours despite stagnating overall demand in Germany as a result of mild weather.

        In our exploration and production activities, sales declined by 10.6% to €2,016 million compared with €2,254 million in 2001. At $25 per barrel, the average price of U.K. Brent quality crude oil in 2002 barely changed in comparison with the previous year. As a result of the substantial weakening of the U.S. dollar against the euro in the second half of 2002, sales on a euro basis, were negatively influenced by a 3.0% price/currency effect. Our production of 93 million barrels of crude oil and natural gas oil equivalent achieved the previous year's level despite further limitations on our oil production in North Africa because of OPEC resolutions. This amount includes initial quantities from the Clyde Netherlands B.V. acquisition since the beginning of November 2002. Through this acquisition, we have more than doubled both our production and our reserves in the Netherlands and in the Dutch North Sea, and gained a very attractive exploration portfolio.

        Compared with 2001, intersegmental transfers declined from €413 million to €363 million in 2002, primarily as a result of lower natural gas prices.

        Income from operations decreased €98 million to €1,210 million in 2002, nearly reaching the previous year's high level. Natural gas trading increased its contribution to earnings. Despite difficult economic conditions, Argentina was again the source of a significant contribution to total earnings.

        Income from operations is shown before income taxes on oil-producing operations in North Africa and the Middle East. These taxes are recorded as income tax expenses (see Note 10 to the Consolidated Financial Statements).

        Assets in the Oil & Gas segment increased 15.8% to €3,648 million in 2002 from €3,149 million in 2001, primarily due to the acquisition of Clyde Netherlands B.V. Additions to tangible assets mainly involved development projects for exploration and production activities in North Africa, Argentina and Germany. Exploration activities were conducted intensively and with very positive results. In 2002, we discovered five new gas fields in the Netherlands, Argentina and Romania and one new oil field in Libya. We have achieved internationally competitive finding and development costs by using the most advanced technologies and focusing on particularly promising regions.

        In 2002, crude oil prices were affected by a series of speculative influences. We expect average crude oil prices to decline in 2003. By expanding our business activities, we expect to be able to offset to some extent the resulting negative influences on sales and earnings.

  2001 Compared with 2000

        In the Oil & Gas segment, sales to third parties in 2001 rose 14.1% to €4,516 million from €3,957 million in 2000. This increase was due to positive price and currency effects contributing 8.3% and 1.3%, respectively, as well as increased sales volumes, which contributed 4.5%. Significant contributions to sales were made by the natural gas trading operations of BASF's subsidiary WINGAS, which increased its sales to third parties by 30.5% to €2,251 million in 2001 from €1,725 million in 2000. Higher natural gas prices were a major factor contributing to this increase. Developments in crude oil prices are reflected in sales only after a period of delay. Therefore, sales in the first half of 2001 were still positively affected by the high crude oil prices that prevailed in the second half of 2000. Due to lower demand, natural gas sales volumes totaled 214 billion kilowatt-hours, or 3% below the previous year's level.

        In its exploration and production activities, the Oil & Gas segment increased sales in 2001 by 1.5% to €2,254 million from €2,221 million in 2000, even though the average price for U.K. Brent quality crude oil was $24 per barrel in 2001, or $4 per barrel lower than in 2000. The resulting negative impact from this price decrease was more than offset by a 13% increase in crude oil and natural gas production to 93 million barrels of oil equivalent.

        Intersegmental transfers rose in 2001 to €413 million from €320 million in 2000, mainly due to higher gas prices.

        At €1,308 million, income from operations in the Oil & Gas segment was comparable in 2001 and 2000. Income from operations is before income taxes on oil-producing operations in North Africa and the Middle East, which are recorded as income tax expenses. For further information, see Note 10 to the Consolidated Financial Statements.

        Assets in the Oil & Gas segment decreased 11% in 2001 to €3,149 million from €3,540 million in 2000. Capital expenditures in tangible assets related primarily to development projects for exploration and production activities in Germany, North Africa and Argentina. Compared with the previous year, exploration expenditures more than doubled, reaching €156 million in 2001. By using the latest technologies and focusing on particularly promising regions, BASF achieves a competitive position with regard to finding costs.

LIQUIDITY AND CAPITAL RESOURCES

        The following table sets forth the summarized cash flows of BASF in each of the last three fiscal years:

Statement of cash flow	2002	2001	2000
	(euros in millions)
Net income*	€1,504	€(118)	€1,240
Depreciation of fixed assets	2,502	2,933	2,929
Changes in net current assets	(1,033)	(682)	(1,077)
Miscellaneous items	(660)	186	(100)

Cash provided by operating activities	€2,313	€2,319	€2,992
Additions to tangible and intangible fixed assets	(2,410)	(2,811)	(2,906)
Acquisitions and divestitures, net	(262)	7,043	(5,812)
Financial investments and other items	508	(112)	(112)

Cash provided by investing activities	€(2,164)	€4,120	€(8,830)
Proceeds from capital increases	(462)	(1,124)	(604)
Changes in financial indebtedness	1,040	(4,293)	6,660
Dividends paid	(843)	(1,266)	(748)

Cash provided by financing activities	€(265)	€(6,683)	€5,308
Changes in cash assets affecting liquidity	(116)	(244)	(530)
Initial cash assets and other changes	347	604	1,036

Cash and cash equivalents at year end	€231	€360	€506
Marketable securities	132	383	364
Liquid funds	363	743	870

*
Excluding extraordinary income

  2002 Compared with 2001

  Cash from Operating Activities

        In 2002, cash provided by operating activities was €2,313 million. In spite of significantly higher net income, cash provided by operating activities only remained at the previous year's level. This was caused by cash expenses being charged against provisions for restructuring measures established in 2001. Further funds were required for the payment of fines for antitrust violations involving the vitamins business and compensation payments to direct purchasers of vitamins in the United States following the conclusion of corresponding settlements. The antitrust violations relating to the vitamins business occurred several years ago. The contribution of $475 million to the pension fund in the United States also led to a cash outflow. This contribution constitutes a prepaid pension asset and will be recognized in subsequent years' earnings as net periodic pension cost.

  Investing Activities

        We spent €2,410 million on additions to tangible and intangible assets. We thus substantially reduced capital expenditures compared with 2001, as planned.

        Expenditures for acquisitions totaled €267 million. They involved in particular the purchase of Clyde Netherlands B.V., which has concessions for oil and gas exploration in the Dutch North Sea.

        The sale of securities held as current assets, as well as of fixed assets generated total proceeds of €900 million. Including the funds thus released, outflows for capital expenditures and acquisitions were €2,164 million.

        On a regional basis, capital expenditures on tangible and intangible fixed assets were as follows:

	2002 in %	2001 in %
Europe	65	47
North America (NAFTA)	12	23
South America	3	4
Asia, Pacific Area, Africa	20	26

        In the Chemicals segment, capital expenditures and acquisitions declined 46.7% to €495 million in 2002 compared with €929 million in 2001. Major projects included:

  Europe

  •
  Modernization of the chloralkali electrolysis plant in Ludwigshafen, Germany, involving conversion to a membrane process.
  •
  Startup of expanded glyoxal capacity in Ludwigshafen, Germany.
  •
  Startup of expanded capacity for PolyTHF® (polytetrahydrofuran) in Ludwigshafen, Germany.

  North and South America

  •
  Construction of a C4-complex downstream of the new steam cracker in Port Arthur, Texas.
  •
  Startup of the new neopentylglycol plant in Freeport, Texas.

  Asia

  •
  A plant for producing butanediol at the new Verbund site in Kuantan, Malaysia.

        In the Plastics & Fibers segment, capital expenditures and acquisitions in 2002 totaled €636 million. This corresponds to a decline of 28.6% compared with the previous year. The largest projects were as follows:

  Europe

  •
  Startup of the replacement plants for ethyl benzene/styrene in Ludwigshafen, Germany.
  •
  Completion of a capacity expansion for Ultrason® production in Ludwigshafen, Germany.
  •
  Startup of expanded Cellasto® production in Lemförde, Germany.
  •
  Startup of expanded MDI (diphenylmethylane diisocyanate) production capacity in Antwerp, Belgium.
  •
  Plant for Basotect® in Schwarzheide, Germany.

  North and South America

  •
  A Styrolux® plant in Altamira, Mexico.
  •
  Startup of the replacement plant for TDI (toluene diisocyanate) in Geismar, Louisiana.

  Asia

  •
  A TDI (toluene diisocyanate) plant in Yeosu, Korea.
  •
  Startup of the new plant for propylene oxide and styrene monomer in Singapore at the ELLBA Eastern (Pte.) Ltd. joint venture with Shell.

        In the Performance Products segment, capital expenditures and acquisitions in 2002 declined by 31.1% to €288 million. In 2001 they stood at €418 million. Major investment projects initiated or completed were as follows:

  Europe

  •
  Startup of the new plant for the manufacture of superabsorbents in Antwerp, Belgium.
  •
  Startup of the new plant for paper coating binders in Hamina, Finland.
  •
  A plant for methanesulfonic acid in Ludwigshafen, Germany.
  •
  Capacity expansion for triphenylphosphine in Ludwigshafen, Germany.

        In the Agricultural Products & Nutrition segment, capital expenditure and acquisitions in 2002 totaled €245 million. This was €104 million less than in the previous year.

        The Agricultural Products division invested a total of €88 million in 2002. Investment was related to optimization projects at various sites. The previously announced acquisition of a package of crop protection products from Bayer Crop Science AG is expected to be completed in spring 2003.

        The Fine Chemicals division spent €157 million on capital expenditures and acquisitions in 2002. The division's capital expenditures in 2001 totaled €199 million, which included the acquisition of Takeda's vitamins business. The most important investments in 2002 included expansion of the plant for vitamin E and precursors in Ludwigshafen, Germany, and construction of a new vitamin B2 plant in Gunsan, Korea.

        In the Oil & Gas segment, we invested €920 million compared with €229 million in the previous year. The majority of this was in exploration and production. In addition, Wintershall Nederland B.V. acquired Clyde Netherlands B.V., which has substantial oil and gas activities in the Dutch North Sea and further operations on the Dutch mainland, from ConocoPhillips, Houston, Texas.

  Financing activities

        In 2002, cash used in financing activities was €265 million. We bought back 13.1 million shares for €500 million at an average price of €38.20 per share.

        We paid out a total of €843 million in dividends and profit transfers in 2002. Dividend payments to the shareholders of BASF Aktiengesellschaft for fiscal year 2001 totaled €758 million, or €1.30 per share. €85 million in profits was paid or transferred to shareholders in fully or proportionally consolidated companies.

        Financial indebtedness increased due in particular to the issuance of commercial paper by BASF Aktiengesellschaft using the cost-effective CP Markets Internet platform.

        Financial indebtedness was denominated in the following currencies:

	2002 in %	2001 in %
Euros	52.9	48.9
U.S. dollars	35.6	28.3
Renminbi	1.4	5.5
Other currencies	10.1	17.3

  Liquid funds

        Cash and cash equivalents decreased by €129 million in 2002. Marketable securities declined to €132 million due to the sales made in the past year. Total liquid funds at the end of 2002 amounted to €363 million. Liquid funds as a percentage of total assets was 1.0% and was considerably lower than 2.0% in 2001.

  Commitments for Investments

        In 2003, BASF is planning total capital expenditures of €2 billion. Major projects by segment include:

  Chemicals

  •
  Construction of a steam cracker at the new Verbund site now being built in Nanjing, China.
  •
  Plants for oxo-C4, ethylene oxide, glycol, methylamine, DMF, formic acid and propionic acid at the Verbund site in Nanjing, China.
  •
  A THF and PolyTHF® (tetra-, polytetrahydrofuran) plant in Caojing, China.

  Plastics & Fibers

  •
  Construction of production plants for TDI (toluene diisocyanate) and MDI (diphenylmethane diisocyanate) in Caojing, China.
  •
  Expansion of production capacity for MDI (diphenylmethane diisocyanate) in Yeosu, Korea.
  •
  Acquisition of the engineering plastics business from Honeywell International Inc., Morris Township, New Jersey.

  Performance Products

  •
  Plants for acrylic acid and acrylates at the new Verbund site now being built in Nanjing, China.
  •
  Expansion of capacity for crospovidone (Divergan® and Kollidon® brands) and construction of a new plant for Crosspure® F (recyclable filter aid for the beverage industry) in Ludwigshafen, Germany.

  Agricultural Products & Nutrition

  •
  A plant for citral and derivatives in Ludwigshafen, Germany.
  •
  Expansion of carotenoid production capacity in Ludwigshafen, Germany.

  Oil & Gas

  •
  Increase of crude oil production in the Mittelplate field in north Germany.
  •
  Optimization and expansion of hydrocarbon production in North Africa.
  •
  Development of new natural gas reserves in the Dutch North Sea.

  2001 Compared with 2000

  Cash from Operating Activities

        Cash provided by operating activities totaled €2,319 million, which was 22% less than in 2000. This decline was due primarily to a sharp drop in net income — excluding extraordinary income, which is included in cash provided by investing activities. In 2001, fewer additional funds were required to finance current assets than in the previous year. This improved cash flow by €395 million.

  Investing Activities

        Proceeds from the sale of the pharmaceuticals business far exceeded capital expenditures for investments and acquisitions, and resulted in positive cash flow from investing activities of €4,120 million.

        Proceeds from divestitures totaled €7,503 million. These related to the sale of the pharmaceuticals and generics businesses.

        Cash used for acquisitions amounted to €461 million. Major acquisitions included:

  •
  the vitamins business of Takeda Chemical Industries Ltd., Japan;
  •
  the SISAS activities at the site in Feluy, Belgium; and
  •
  the acquisition of a styrene plant in Korea.

        Capital expenditures on tangible and intangible fixed assets totaled €2,811 million in 2001, or €95 million less than in 2000. On a regional basis, capital expenditures and acquisitions were as follows:

  •
  47% in Europe (39% in 2000);
  •
  23% in North America (NAFTA) (47% in 2000);
  •
  4% in South America (6% in 2000); and
  •
  26% in Asia, Pacific Area, Africa (8% in 2000).

        In the Chemicals segment, capital expenditures and acquisitions in 2001 increased 20% to €929 million in 2001 from €774 million in 2000. Major projects included:

  Europe

  •
  a plant for the production of propylene (propane dehydrogenation) in Tarragona, Spain;
  •
  the expansion of production capacities for PolyTHF® in Ludwigshafen, Germany;
  •
  a plant for optically active amines in Ludwigshafen, Germany;
  •
  a capacity expansion for glyoxal in Ludwigshafen, Germany;
  •
  optimization of production of ethylene oxide and glycol in Antwerp, Belgium;

  North and South America

  •
  the completion of a steam cracker in a joint venture with TotalFinaElf S.A. in Port Arthur, Texas;
  •
  plants for hexanediol/caprolactone in Freeport, Texas;
  •
  a capacity expansion for ethylene oxide and glycols in Geismar, Louisiana;
  •
  a plant for S-methoxyisopropylamine in Geismar, Louisiana;
  •
  a plant for neopentylglycol in Freeport, Texas;

  Asia

  •
  the expansion of the new Verbund site in Kuantan, Malaysia, which includes:
  •
  plants for oxo-C4 alcohols, phthalic anhydride and plasticizers;
  •
  a syngas plant; and
  •
  a plant for the manufacture of butanediol.

        In the Plastics & Fibers segment, capital expenditures and acquisitions in 2001 increased 41% to €891 million from €633 million in 2000. The largest projects were:

  Europe

  •
  the expansion of production for ethyl benzene in Antwerp, Belgium;

  •
  the replacement of plants for the manufacture of ethyl benzene/styrene in Ludwigshafen, Germany;
  •
  the expansion and construction of a new plant for Styrolux® in Antwerp, Belgium;
  •
  a capacity expansion for MDI (diphenylmethane diisocyanate) production in Antwerp, Belgium;
  •
  the continued modernization of the production and compounding plants for nylon 6 in Ludwigshafen, Germany;
  •
  the construction of Styrodur® C plants in Bibbiano, Italy, and Tudela, Spain;
  •
  the expansion of Ultrason® production in Ludwigshafen, Germany;

  North and South America

  •
  the replacement of a plant for the production of TDI (toluene diisocyanate) in Geismar, Louisiana;
  •
  the expansion of EPS (expandable polystyrene) production in Guaratinguetá, Brazil;

  Asia

  •
  the construction of a new plant for propylene oxide and styrene in Singapore in the Ellba Eastern Private Ltd. joint venture with Shell; and
  •
  the construction of a new plant for TDI (toluene diisocyanate) in Yeosu, Korea.

        In the Performance Products segment, capital expenditures and acquisitions declined 69% in 2001 to €418 million from €1,332 million in 2000. Major investment projects concluded or initiated were:

  Europe

  •
  the construction of a new plant for the manufacture of superabsorbents in Antwerp, Belgium;
  •
  the completion of the production plant for the manufacture of vinyl formamide and polyvinylamine in Ludwigshafen, Germany; and
  •
  the construction of a new plant for dispersions in Hamina, Finland.

        In the Agricultural Products & Nutrition business segment, BASF spent €349 million on capital expenditures and acquisitions in 2001. This was €3,115 million less than in 2000, the year in which the crop protection business of American Home Products Corp. (AHP) was acquired.

        In the Agricultural Products reporting segment, capital expenditures totaled €130 million in 2001. In addition to the completion of a new plant for the fungicide active ingredient F 500® in Schwarzheide, Germany, and the modernization of a production plant for the production of crop protection active ingredients in Guaratinguetá, Brazil, several replacement and optimization projects were undertaken at various sites.

        In the Fine Chemicals reporting segment, BASF spent €199 million on capital expenditures and acquisitions in 2001 compared with €83 million in 2000. The most important investment projects included expansions of plants for vitamin E, carotenoids, Lysmeral® and other flavors and fragrances, as well as the construction of a new plant for the manufacture of UV absorbers.

        In the Oil & Gas segment, BASF invested €229 million in 2001 compared with €267 million in 2000. The majority of these investments were for exploration and production activities.

        Capital expenditures on financial assets and securities amounted to €741 million, which was €99 million less than in 2000. These expenditures included in particular:

  •
  capital expenditures totaling €200 million for BASF Future Business GmbH and BASF Venture Capital GmbH, as well as

  •
  additions to other participations, securities and loans.

        Expenditures for additions to financial assets and securities were offset by a cash inflow of €629 million for proceeds from the sale of financial assets, proceeds from the disposal of fixed assets as well as the repayment of loans and financial receivables. This resulted in a net cash outflow of €112 million.

  Financing Activities

        BASF used most of the cash provided by the sale of the pharmaceuticals business to reduce financial indebtedness. As of December 31, 2001, financial indebtedness totaled €2,835 million, and was denominated in the following currencies:

  •
  U.S. dollars: 28.3% (2000: 62.2%);
  •
  euros: 48.9% (2000: 25.4%);
  •
  renmimbi: 5.5% (2000: 2.8%); and
  •
  other currencies: 17.3% (2000: 9.6%).

        In 2001, dividend payments to the shareholders of BASF Aktiengesellschaft for fiscal year 2000 totaled €1,214 million (2000: €695 million), or €1.30 per qualifying share (2000: €1.13) plus a special dividend of €0.70 to repay stockholders' equity charged with 45% corporation tax.

        In 2001, BASF spent €1.3 billion to buy back 30.8 million ordinary shares, or 5% of its share capital, at an average price of €42.22 per share.

  Liquid funds

        Cash and cash equivalents decreased by €146 million. Marketable securities increased €19 million to €383 million. Total liquid funds decreased to €743 million in 2001 from €870 million in 2000. Their share of total assets was 2.0% in 2001 compared with 2.3% in 2000.

EXCHANGE RATE EXPOSURE AND RISK MANAGEMENT

        BASF conducts its business in many currencies other than the euro. About 55% of BASF's 2002 and 2001 sales and about 56% of 2000 sales were to customers in Europe, about 45% of 2002 and 2001 sales and about 44% of 2000 sales were to customers outside Europe. Moreover, about 41% of BASF's 2002 sales, about 40% of BASF's 2001 sales and about 38% of 2000 sales were attributable to BASF operations conducted outside Europe.

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

        The effect of exchange rate fluctuations on BASF's income from operations for 2002, 2001 and 2000 is shown in BASF's Consolidated Financial Statements under the line items "Other operating income" and "Other operating expense." See Notes 6 and 7 to the Consolidated Financial Statements for further information. The net effect of exchange rate fluctuations on BASF's income from operations amounted to a net loss of €132.5 million in 2002, a net loss of €62.6 million in 2001 and a net loss of €150.7 million in 2000. The variance between 2002 and 2001 was primarily due to the weakening of the U.S. dollar and the devaluation of the Brazilian real and the Argentine peso.

The variance between 2001 and 2000 was primarily due to the strengthening of the U.S. dollar and the weakening of the Japanese yen.

        In 2002, foreign currency translation adjustments had a negative effect of €862.0 million on stockholders' equity due to the weakening of the U.S. dollar and the devaluation of the Brazilian real. In 2001, the negative effect of €129.5 million on stockholders' equity was primarily due to the devaluation of the Argentine peso and the deconsolidation of the pharmaceuticals business. In 2000, foreign currency translation adjustments had a positive effect of €112.5 million on stockholders' equity primarily due to the strengthening of the U.S. dollar.

        Exchange rate risk management is centralized at BASF Aktiengesellschaft. BASF bases its foreign exchange risk management generally on exposures derived from receivables and payables on the balance sheet. Future sales revenues or expenses are only considered if such transactions are based on fixed contracts. Receivables and payables in a particular currency are netted. Normally at BASF, receivables generated from export sales exceed payables from raw material purchases resulting in substantial net exposures in U.S. dollar and relatively small exposures in the British pound and the Japanese yen.

        To mitigate the impact of currency exchange rate fluctuations, the exposure to currency risk is assessed on a daily basis. BASF applies a selective hedging strategy — a varying portion of the exposure in each currency is hedged, based on forecasts of the exchange rate development versus the euro.

        In 2002, BASF's hedging transactions have been aimed primarily at minimizing exchange rate risks against the U.S. dollar, the British pound, the Japanese yen, the Singapore dollar and the Mexican peso. See "Item 11. Quantitative and Qualitative Disclosure About Market Risk" and Note 28 to the Consolidated Financial Statements for further information.

RESEARCH AND DEVELOPMENT

        BASF's research and development activities aim to develop new and improved products, finding new applications for existing products and develop more cost-efficient and environmentally sound manufacturing processes.

        BASF spent €1.14 billion on research and development activities in 2002 compared with €1.17 billion in 2001 and €1.06 billion in 2000, excluding the expenses of the discontinued pharmaceuticals business. Excluding the expenditures for Oil and Gas exploration the company spends 36% of the research budget on developing new products, and another 22% on improving existing products. Developing new and improved processes accounts for about 32% of spending, while 10% is spent on discovering new research methods and technologies. BASF spends 89% of its annual research budget in Germany, 4% in North America, 6% in other European countries and 1% in South America and Asia.

        BASF employs about 8000 people worldwide in various research and development activities. About 6000 employees are involved in research and development work in Ludwigshafen, making the facility one of the world's largest research centers in the chemical industry.

        The center in Ludwigshafen and a number of decentralized research sites worldwide form an efficient network that makes an important contribution to BASF's Verbund approach to integration. The three main technology platforms are located in Ludwigshafen and support the company's global activities. BASF carries out product and market-related development worldwide in close cooperation with customers and joint-venture partners.

        The biggest share of BASF's research spending is devoted to the area of agriculture and nutrition. The Limburgerhof Agricultural Center in Germany and the research center in Research

Triangle Park (RTP) in Raleigh, North Carolina, develop agricultural products, using our network of experimental and research stations around the world. BASF conducts its own biotechnology research and is also involved in various biotechnology research joint ventures. BASF announced in 2000 to spend about €700 million over 10 years on research and development activities in plant biotechnology. The activities are concentrated in BASF Plant Science GmbH, which currently employs about 400 people worldwide.

        In April 2001 BASF Future Business GmbH, a 100% subsidiary of BASF Aktiengesellschaft, was founded with the goal of more quickly developing specific new business areas together with partners both inside and outside BASF Group. Additionally BASF Venture Capital GmbH a wholly-owned subsidiary of BASF Future Business GmbH was established in April 2001. Over the next three to four years BASF Venture Capital GmbH intends to invest €100 million in innovative businesses worldwide. Both companies will focus on high-growth markets and future challenges especially in the field of material sciences.

        BASF additionally conducts research activities through more than 1000 cooperative agreements with universities, research institutes and industrial partners in many countries worldwide and through various research joint ventures.

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

        The Board of Executive Directors is responsible for managing the business of BASF Aktiengesellschaft in accordance with the German Stock Corporation Act and BASF Aktiengesellschaft's Articles of Association. The Board of Executive Directors also represents the company in its dealings with third parties and in court.

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

        Members of both the Board of Executive Directors and the Supervisory Board owe a duty of loyalty and care to BASF Aktiengesellschaft. In exercising these duties, the applicable standard of care is that of a diligent and prudent business person. Members of both Boards must take into account a broad range of considerations when making decisions, foremost the interests of BASF Aktiengesellschaft, its shareholders, employees and creditors and, to a certain extent, the interests of society. The members of the Board of Executive Directors and the Supervisory Board are personally liable to BASF Aktiengesellschaft for breaches of their duties of loyalty and care.

Board of Executive Directors

        The number of members of the Board of Executive Directors is determined by the Supervisory Board, subject to a number of two members. As of December 31, 2002, BASF Aktiengesellschaft's Board of Executive Directors had eight members. On April 30, 2002 Helmut Becks retired. On July 18, 2002, the Supervisory Board appointed Dr. Kurt Bock and on December 19, 2002 Dr. Andreas Kreimeyer as additional members of the Board of Executive Directors both effective January 1, 2003.

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

        The following table lists the current members of the Board of Executive Directors, their ages as of December 31, 2002, and the years in which they were first appointed to the Board and in which their running term ends:

Dr. Jürgen F. Strube

Age: 63	First year appointed: 1985	Year term expires: 2003

  Professional career

1969	Joined Finance department of BASF Aktiengesellschaft
1970	Worked at BASF Antwerpen, Belgium, and in BASF Aktiengesellschaft's Logistics division
1974	Assigned to BASF Brasileira S.A., São Paulo, Brazil, responsible for the company's logistics and administrative activities, and later on for the company's chemicals and plastics business
1980	Head of Glasurit do Brasil Ltda.
1982	President of the Brazil regional division
1985	Appointed to the Board of Executive Directors
1990	Appointed Chairman of the Board of Executive Directors

  Position & Main Areas of Responsibility

        Chairman of the Board of Executive Directors — Legal, Taxes and Insurance, Planning and Controlling, Senior Executives and Executive Development, Communication

  Memberships on Supervisory Boards

Since 1990	Allianz Lebensversicherungs-AG, Stuttgart, Germany
Since 1996	Hochtief AG, Essen, Germany
Since 1998	Commerzbank AG, Frankfurt, Germany
Since 1998	Hapag-Lloyd AG, Hamburg, Germany
Since 2000	Linde AG, Wiesbaden, Germany
Since 2000	Bertelsmann AG, Gütersloh, Germany
Since May 2001	Bayerische Motorenwerke Aktiengesellschaft, Munich, Germany

Max Dietrich Kley

Age: 62	First year appointed: 1990	Year term expires: 2003

  Professional career

1969	Joined the Legal department of BASF Aktiengesellschaft
1977	Head of the Tax department
1982	Chief Executive Officer of Gewerkschaft Auguste Victoria, Marl, Germany
1987	President of the Energy and Coal division
1990	Appointed to the Board of Executive Directors
1999	Appointed Deputy Chairman of the Board of Executive Directors

  Position & Main Areas of Responsibility

        Deputy Chairman and Chief Financial Officer — Finance, Oil & Gas, Purchasing, Investor Relations, Corporate Audit, Eastern Europe, West Asia, Africa regional division

  Memberships on Supervisory Boards

Since 1990	Bayerische Hypo- und Vereinsbank AG, Munich, Germany
Since 1993	Landesbank Rheinland-Pfalz, Mainz, Germany
Since 2000	Basell N.V., Hoofddorp, the Netherlands
Since 2000	RWE Plus AG, Essen, Germany
Since 2002	Gerling NCM Credit and Finance AG, Cologne, Germany
Since 2002	Cazenove Group Plc, London, Great Britain
Since 2002	Infineon Technologies AG, Munich, Germany (Chairman)

Dr. Kurt Bock

Age: 44	First year appointed: 2003	Year term expires: 2007

  Professional career

1985	Joined BASF Aktiengesellschaft in finance department
1987	Assistant to the Chief Financial Officer
1991	Director Planning and Controlling, Engineering Plastics division
1992	Head of Corporate Finance department, Robert Bosch GmbH, Stuttgart, Germany
1996	Managing Director, Robert Bosch Limitada, Campinas, Brazil
1998	Chief Financial Officer, BASF Corporation, Mount Olive, USA
2000	President, Logistics and Information Services, BASF Aktiengesellschaft Ludwigshafen
2002	Appointed to the Board of Executive Directors effective January 1, 2003

  Position & Main Areas of Responsibility

        Executive Director — as of January 1, 2003: Logistics, Information Services, additionally as of February 1, 2003: South America region and additionally as of May 6, 2003: Finance, Purchasing, Corporate Audit

  Memberships on Supervisory Boards

Since 2002	Elemica Holding Inc., Wilmington, USA

Dr. John Feldmann

Age: 53	First year appointed: 2000	Year term expires: 2004

  Professional career

1988	Joined BASF Aktiengesellschaft in product management for detergent additives
1990	Group leader, Strategic Planning
1993	Vice president, Strategic Planning department
1996	President, BASF South East Asia regional headquarters and president, South East Asia/Australia regional division headquartered in Singapore
1999	Head of cross-divisional negotiating teams, Ludwigshafen, Germany
2000	Appointed to the Board of Executive Directors

  Position & Main Areas of Responsibility

        Executive Director — Styrenics, Performance Polymers, Polyurethanes, Polymer Research

  Memberships on Supervisory Boards

Since 2000	Basell N.V., Hoofddorp, the Netherlands

Dr. Jürgen Hambrecht

Age: 56	First year appointed: 1997	Year term expires: 2007

  Professional career

1976	Joined BASF Aktiengesellschaft's Polymers Laboratory, responsible for polystyrene, styrenic copolymers and polyphenylene ethers
1985	Head of Research and Purchasing at BASF Lacke und Farben AG, Münster, Germany (now BASF Coatings AG)
1990	President, Engineering Plastics division
1995	President, East Asia division based in Hong Kong
1997	Appointed to the Board of Executive Directors
2002	Appointed Chairman of the Board of Executive Directors effective May 6, 2003

  Position & Main Areas of Responsibility

        Executive Director — Inorganics, Petrochemicals, Intermediates, Research & Engineering Chemicals, Asia region, site in Antwerp, Belgium

  Memberships on Supervisory Boards

Since 2000	Bilfinger + Berger Bauaktiengesellschaft, Frankfurt, Germany

Dr. Andreas Kreimeyer

Age: 47	First year appointed: 2003	Year term expires: 2007

  Professional career

1986	Joined BASF Aktiengesellschaft?s Main Laboratory to work in biotechnical research
1989	Head of biological pilot plant, Main Laboratory
1991	Group leader Fermentations, Main Laboratory
1993	Assistant to the Chairman of the Board of Executive Directors
1995	Vice president, Regional Development at BASF South East Asia Pte. Singapore
1998	President, Fertilizers division
2000	President Dispersions division (in 2001 renamed Functional Polymers devision)
2003	Appointed to the Board of Executive Directors

  Position & Main Areas of Responsibility

        Executive Director — as of February 1, 2003: Performance Chemicals, Functional Polymers, Asia region

Klaus Peter Löbbe

Age: 56	First year appointed: 2002	Year term expires: 2006

  Professional career

1966	Joined BASF Aktiengesellschaft and initially worked as trainee and product manager
1975	Delegated to BASF Japan Ltd.
1987	Head of Diols Marketing, Intermediates division
1990	Group vice president, Marketing, Intermediates division
1993	President, Industrial Chemicals division
1996	President, Coatings division and Chairman of the Board of Executive Directors of BASF Coatings AG
2002	Appointed to the Board of Executive Directors and Chairman and Chief Executive Officer of BASF Corporation based in Mount Olive, New Jersey

  Position & Main Areas of Responsibility

        Executive Director — Coatings, NAFTA

Dr. Stefan Marcinowski

Age: 49	First year appointed: 1997	Year term expires: 2007

  Professional career

1979	Joined BASF Aktiengesellschaft's Main Laboratory to work in biotechnological research
1986	Assistant to the Chairman of the Board of Executive Directors
1988	Senior vice president, Public Relations department
1992	Managing Director BASF Brasileira S.A., São Paulo, Brazil
1995	President, Plastic Foams & Reaction Resins division
1997	Appointed to the Board of Executive Directors

  Position & Main Areas of Responsibility

        Executive Director and Research Executive Director — Functional Polymers, Performance Chemicals, South America region, University Relations & Research Planning

Peter Oakley

Age: 49	First year appointed: 1998	Year term expires: 2008

  Professional career

1977	Joined Economics department of BASF Aktiengesellschaft
1980	Financial controller within the Southeast Asia Regional division
1984	Head of Finance, Administration and Logistics at BASF China Ltd., Hong Kong
1991	Group Vice President of the Crop Protection business in North America, based in Raleigh, North Carolina
1995	President, Crop Protection division
1998	Appointed to the Board of Executive Directors and (until March 31, 2002) Chairman and Chief Executive Officer of BASF Corporation based in Mount Olive, New Jersey

  Position & Main Areas of Responsibility

        Executive Director — Agricultural Products, Fine Chemicals, Specialty Chemicals Research, Plant Biotechnology

Eggert Voscherau

Age: 59	First year appointed: 1996	Year term expires: 2006

  Professional career

1969	Joined BASF, delegation to Peru
1981	Management position BASF Brasileira S.A., São Paulo, Brazil
1984	Vice-Presidente Executivo BASF Brasileira S.A., São Paulo, Brazil
1986	President, Crop Protection division, Ludwigshafen, Germany
1991	President, North American Consumer Products division (Pharmaceuticals, Crop Protection and Fine Chemicals); in addition, from 1994 president of Latin America North division
1996	Appointed member of the Board of Executive Directors
1997	Chairman and Chief Executive Officer of BASF Corporation
2002	Appointed Deputy Chairman of the Board of Executive Directors, effective May 6, 2003

  Position & Main Areas of Responsibility

        Executive Director — Industrial Relations Director, Europe region, Human Resources, Logistics, Information Services, Environment, Safety & Energy, Occupational Medicine & Health Protection, Ludwigshafen Verbund Site, BASF Schwarzheide

  Memberships on Supervisory Boards

Since 1999	Dresdner Bank Lateinamerika AG, Hamburg, Germany
Since 2000	Haftpflichtverband der Deutschen Industrie V.a.G., Hanover, Germany (German Industry Liability Association)
Since 2002	Basell N.V., Hoofddorp, the Netherlands

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

        Supervisory Board members are elected to terms of approximately five years. The terms expire at the end of the Annual Meeting after the fourth fiscal year following the year in which the members were elected. The current terms of all Supervisory Board members expires at the end of the Annual Meeting in 2003 convened for May 6, 2003. Compensation for Board members is determined by BASF Aktiengesellschaft's Articles of Association.

        The following table lists the current members of BASF Aktiengesellschaft's Supervisory Board, their respective ages as of December 31, 2002, their principal occupation and the year in which they were first elected or appointed to the Supervisory Board:

Name	Age	Principal Occupation	Year First Elected/ Appointed
DR. BERTHOLD LEIBINGER Chairman	72	Managing Director of TRUMPF GmbH + Co KG	1998
VOLKER OBENAUER(1) Deputy Chairman	60		1988
WOLFGANG DANIEL(1)	45	Deputy Chairman of the works council of the Ludwigshafen site of BASF Aktiengesellschaft	1996
ETIENNE GRAF DAVIGNON	70	Deputy Chairman of the Administrative Council of Société Générale de Belgique	1993
DR. FRANCOIS DIEDERICH	50	Professor at Zurich Technical University	1998
DR. TESSEN VON HEYDEBRECK	57	Member of the Board of Executive Directors of Deutsche Bank AG	1998
DR. WOLFGANG JENTZSCH	70	Retired member of the Board of Executive Directors of BASF Aktiengesellschaft	1995
ARTHUR L. KELLY	65	Chief Executive Officer of KEL Enterprises L.P., Chicago, Illinois	2000
ROLF KLEFFMANN(1)	53	Chairman of the works council of Wintershall AG's Barnstorf oil plant	1998
ULRICH KÜPPERS(1)	47	Manager of the Ludwigshafen branch of the Mining, Chemical and Energy Industries Union (Industriegewerkschaft Bergbau, Chemie, Energie)	1994
KONRAD MANTEUFFEL(1)	50	Member of the works council of the Ludwigshafen site of BASF Aktiengesellschaft	1999
DR. KARLHEINZ MESSMER(1)	58	Plant Manager at the Ludwigshafen site of BASF Aktiengesellschaft	1993
ROBERT OSWALD(1)	47	Chairman of the works council of the Ludwigshafen site of BASF Aktiengesellschaft Chairman of the works council of BASF Group	2000
EVA KRAUT(1)	46	Chairwoman of the works council of BASF IT Services GmbH	2002
DR. HERMANN SCHOLL	67	Managing Director of Robert Bosch GmbH	1998

DR. HENNING SCHULTE-NOELLE	60	Chairman of the Board of Executive Directors of Allianz AG	1992
ROBERT STUDER	64	Retired Chairman of Union Bank of Switzerland	1993
JÜRGEN WALTER(1)	57	Member of the Central Board of Executive Directors of the Mining, Chemical and Energy Industries Union (Industriegewerkschaft Bergbau, Chemie, Energie)	1988
HELMUT WERNER	66	Retired Chairman of the Board of Executive Directors of Mercedes-Benz AG	1993
GERHARD ZIBELL(1)	52	Regional Manager of the Mining, Chemical and Energy Industries Union (Industriegewerkschaft Bergbau, Chemie, Energie) Rhineland-Palatinate/Saar region	1998

(1)
Employee representative

Compensation of Directors and Officers

        The aggregate amount of compensation BASF Aktiengesellschaft and its subsidiaries paid during the year ended December 31, 2002, to all members of the Board of Executive Directors and the Supervisory Board, as a group, was €15.8 million. Of this amount, members of the Board of Executive Directors received €13.6 million and members of the Supervisory Board received €2.2 million. These sums include accrued performance-related bonuses for 2002. Additionally, the pro rata value of stock options granted to the members of the Board of Executive Directors in 2002 amounted to €2.7 million.

        The total compensation BASF Aktiengesellschaft and its subsidiaries paid during the year ended December 31, 2002, to former members of the Board of Executive Directors and their beneficiaries was €5.0 million. As of December 31, provision of pensions and similar benefits to former members of the Board of Executive Directors and their beneficiaries totaled €55.7 million. No commitments were assumed in favor of the members of the Supervisory Board or the Board of Executive Directors.

        Pursuant to its Articles of Association, BASF Aktiengesellschaft reimburses each Supervisory Board member for out-of-pocket expenses. BASF Aktiengesellschaft also grants each Supervisory Board member a fixed annual payment of €25,000 and additional compensation based on dividends paid to BASF Aktiengesellschaft shareholders. This latter amount is €3,500 for each €0.05 by which the dividend paid to the shareholders by BASF Aktiengesellschaft exceeds €0.30. The chairman of the Supervisory Board receives a payment of twice and the deputy chairman receives a payment of 1.5 times these amounts. For the year ended December 31, 2002, approximately 75% of the total compensation paid to members of the Supervisory Board consisted of dividend-based compensation. BASF Aktiengesellschaft further grants the members of the Supervisory Board a fee of €500 for attending a meeting of the Supervisory Board or one of its committees to which they belong.

        Pursuant to BASF's stock option program, each member of the Board of Executive Directors is entitled to receive options on BASF Shares corresponding to 10 to 30% of the Board member's individual performance-related bonus. See "Item 6. Directors, Senior Management and

Employees-BASF Stock Option Program (BOP)" for further details on the number of options granted and on the terms and conditions of the options' rights.

Board Practices

        The Supervisory Board has established a committee known in Germany as the "Personalausschuss." The members of this committee are Dr. Berthold Leibinger, Dr. Henning Schulte-Noelle, Volker Obenauer and Jürgen Walter. This committee is primarily responsible for reviewing and approving the terms and conditions of contracts between BASF Aktiengesellschaft and members of the Board of Executive Directors.

        Directors' service contracts with BASF or with any of its subsidiaries do not include benefits which are provided upon termination of employment.

Share Ownership by Members of the Board of Executive Directors and the Supervisory Board

        No member of the Board of Executive Directors or the Supervisory Board beneficially owns 1% or more of the outstanding BASF Shares.

Employees

        As of December 31, 2002, BASF employed a workforce of 89,398 people worldwide, which represented a decline of approximately 3.4% from the end of 2001 largely related to the implementation of our restructuring program. About 56.3% of the workforce is based in Germany. Expenditures for salaries and wages totaled €4,751 million in 2002, down from €4,858 million in 2001. For further information, see Note 12 to the Consolidated Financial Statements included in Item 18.

        The following table details BASF's workforce on a regional basis as of December 31, 2002, 2001 and 2000.

	2002	2001	2000
Europe	62,103	63,339	68,861
thereof Germany	50,320	50,939	54,356
North America	13,331	14,531	17,331
South America	5,097	5,749	6,913
Asia, Pacific Area, Africa	8,858	8,926	10,168
Total	89,389	92,545	103,273

        As of December 31, 2002, BASF Aktiengesellschaft employed 38,361 people at its headquarters in Ludwigshafen, Germany, compared with 39,354 people as of December 31, 2001.

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

        In addition, under German law, employees elect a works council (Betriebsrat) that participates in determining company site policy, inter alia especially with regard to certain voluntary compensation matters and benefits.

        The most recent collective bargaining agreement for employees in Germany represented by labor unions, which covers most of BASF's employees in Germany, was signed in April 2002 and expiresMarch 31, 2003.

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

Agreement on headcount management at Ludwigshafen site

        In September 2002, BASF management and employee representatives of BASF's Ludwigshafen site reached an agreement calling for continued workforce reductions that will be achieved through socially responsible measures. Similar agreements have been in form since 1997. A number of measures-voluntary severance offers to employees whose jobs have become redundant, voluntary retirement incentives such as part-time contracts for those approaching retirement (6,624 contracts signed as of December 31, 2002), increased internal job-market flexibility — will help reduce the workforce without forced layoffs while at the same time allowing younger employees to be hired. In 2002, provisions of €50.9 million have been set aside to cover severance payments.

BASF Stock Option Program (BOP)

        The BASF Stock Option Program (BOP) is offered to the Board of Executive Directors and currently approximately 1,000 of BASF's senior executives. Approximately 75% of the eligible senior executives opted to participate in the program. The program became effective on April 30, 1999, after BASF's shareholders approved a conditional capital increase for the program at the Annual Meeting on April 29, 1999. At the Annual Meeting on April 26, 2001 the shareholders approved a new conditional capital increase to incorporate certain changes to the BOP effective as of 2001.

        An executive participating in the BOP receives four option rights for each BASF Share held by such executive for the purpose of taking part in the BOP (the "BOP Shares"). The number of BOP Shares eligible for the BOP is determined by an amount representing 10 to 30% of the executive's annual variable compensation and by the relevant "market price" of BASF Shares, which is the volume weighted average of the prices quoted in the Xetra® electronic trading system of Deutsche Börse AG on the day after the Annual Meeting (the "BOP Share Price"). In 2002, the BOP Share Price was €46.70 and in the years 2001, 2000 and 1999 it was €47.87, €47.80 and €41.60, respectively. Annual variable compensation for a member of the Board of Executive Directors is determined by the Supervisory Board pursuant to the terms of the executive director's employment agreement with BASF. Annual variable compensation for any other senior executive is determined by such senior executive's superiors pursuant to rules established by the Board of Executive Directors, and is based on BASF's performance and individual's target agreement.

        Option rights granted in 1999 and 2000 may not be exercised prior to three years after the grant date. They expire 15 days after the sixth Annual Meeting of BASF Aktiengesellschaft following the grant date. Option rights granted in 2001 and 2002 may not be exercised prior to July 1 two years after the granting. Option rights granted in 2001 expire 15 days after the eighth Annual Meeting of BASF Aktiengesellschaft following the grant date. Option rights granted in 2002 expire on June 30, 2010.

        Each option right entitles the holder to two subscription rights. The first subscription right permits participants to a cash settlement for one BASF Share, based on the difference between the BASF Share price on the exercise date and the BOP Share price, provided that the market price of

BASF Shares on the exercise date is more than 30% higher than the BOP Share Price. The second subscription right permits participants to a cash settlement for another BASF Share, provided that the BASF Share outperforms the benchmark index. For options granted in 1999 and 2000 the benchmark index is the DOW Jones EURO STOXXSM Total Return Index ("the EURO STOXX") and for options granted in 2001 and 2002 the benchmark index is the Dow Jones Global Chemicals Total Return Index (the "DJ Chemicals"). The discount is equal to twice the percentage by which BASF Shares have outperformed the benchmark index since the date of issue of the relevant right.

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

        For details about the number of stock options granted see the table below:

	2002	2001	2000
Stock options outstanding as of January 1	3,092,732	2,057,003	1,172,728
Stock options granted	837,280	1,133,204	917,016
thereof to members of the Board of Executive Directors	107,980	137,060	126,228
Option rights lapsed(1)	67,700	97,475	32,741
Option rights exercised	609,868	—	—
Stock options outstanding as of December 31	3,252,444	3,092,732	2,057,003

(1)
Option rights lapse if the option holders no longer work for BASF (for reasons other than retirement) or have sold part of their BOP Shares.

Employee Stock Purchase Program

        In 1999, BASF Aktiengesellschaft and several other German subsidiaries of BASF launched a stock purchase program for their employees not being entitled to participate in BOP. At present, various European and Mexican subsidiaries participate in the program. The program allows an employee to purchase BASF Shares at market prices by using all or part of the annual variable salary that the employee receives from the employing company. For every block of 10 BASF Shares so purchased, the employee will be granted one additional BASF Share after one, three, five, seven and 10 years without further payment, provided that the BASF Shares purchased under the program are still held by the employee.

        In 2002 most companies improved the employee share purchase program. The first block of 10 shares purchased in any year now attracts one free incentive share in each of the following 10 years. In addition, all employees with permanent contracts were offered five free shares (which must be held for ten years). As a result, 83 per cent of the eligible employees currently hold shares in the company.

	2002	2001	2000
Number of BASF Shares held under the program as of January 1	1,130,680	745,840	220,840
Number of BASF Shares purchased under the program	535,500	434,800	544,730
Maximum amount of free shares granted	380,775	217,400	272,365
Shares expired	41,720	49,960	19,730
Number of BASF Shares held under the program as of December 31	1,624,460	1,130,680	745,840

        In mid-2000, BASF Corporation implemented an Employee Stock Purchase Program (ESPP) for employees that are not eligible to participate in the BASF Stock Option Program. The program allows an employee to purchase units in a common fund, which is invested primarily in BASF American Depository Receipts that are traded on the New York Stock Exchange. Units in the ESPP fund are purchased each pay day through voluntary payroll deductions. For every block of 10 BASF Share equivalents so purchased the employee is granted a proportionate number of Company Discount units, which vest on December 1 of the second calendar year following the purchase year. In addition, BASF grants Company Bonus units on December 1 of the second, fifth, and eighth years following the purchase year, provided that the ESPP units purchased under the program are still held by the employee.

(This page has been left blank intentionally.)

Item 7.        Major Shareholders and Related Party Transactions

Major Shareholders

        The capital stock of BASF Aktiengesellschaft consists of ordinary shares with no par value (Stückaktien) that are issued only in bearer form ("BASF Shares"). As of December 31, 2002, BASF Aktiengesellschaft had an aggregate of 571,650,910 ordinary shares outstanding. Because the holders of BASF Shares are not registered with BASF Aktiengesellschaft or any other organization, BASF Aktiengesellschaft generally cannot determine who its shareholders are or how many shares a particular shareholder owns. Notwithstanding the foregoing, based on its most recent survey, BASF Aktiengesellschaft believes that, as of January 10, 2001, approximately 9.4% of the BASF Shares were held by shareholders in the United States.

        Allianz Aktiengesellschaft has notified BASF that it directly or indirectly holds more than 5% but less than 10% of the BASF Shares. Information available as of December 31, 2002 indicated that Allianz Aktiengesellschaft and its subsidiaries held an aggregate of 6.3% of the BASF Shares.

        To its knowledge, BASF Aktiengesellschaft is not owned or controlled directly or indirectly by any corporation, foreign government or any person, jointly or severally.

Related Party Transactions

        The existing loans between BASF and affiliated and associated companies and participating interests as of December 31, 2002 are shown in Note 15 to the Consolidated Financial Statements included in Item 18. There are no loans outstanding to members of the Supervisory Board or the Executive Board.

        Allianz Aktiengesellschaft, through certain of its subsidiaries, currently provides insurance services to BASF in a number of different areas. BASF Aktiengesellschaft believes that these services are provided on an arm's length basis.

        Certain members of the Supervisory Board and the Board of Executive Directors are members of supervisory or executive boards of financial institutions with which BASF engages in certain transactions in the ordinary course of business. These transactions are executed at prevailing market rates and terms at the time of the transaction.

(This page has been left blank intentionally.)

Item 8.        Financial Information

Consolidated Financial Statements

        See "Item 18. Financial Statements."

Export Sales

        BASF manufactures products mainly in Europe (primarily Germany), North America, and to an increasing extent in Asia. BASF's products are then sold in markets worldwide. Therefore, a large share of BASF's products are manufactured in Germany and exported for sale in Asia and to a lesser extent in South America. The following table sets forth BASF's primary exports:

Region	Regional Sales	Produced in Region	Regional Exports (Imports)
	(euros in millions)	(euros in millions)	(euros in millions)
Europe	17,697	18,987	1,290
thereof Germany	6,944	13,315	6,371
North America	7,808	7,932	124
South America	1,660	1,347	(313)
Asia, Pacific Area, Africa	5,051	3,950	(1,101)
Total	32,216	32,216

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

Antitrust Claims Relating to Vitamins

        In 1999 and in 2000, BASF Aktiengesellschaft as well as BASF Australia Ltd. entered into agreements with the United States Department of Justice, the Canadian Competition Bureau and the Australian Department of Justice by which BASF Aktiengesellschaft and BASF Australia Ltd. agreed to plead guilty to certain violations of antitrust laws relating to the sale of vitamin products in respective countries. The relevant courts accepted the guilty pleas. On November 21, 2001, the European Commission imposed a fine of €296.2 million against BASF Aktiengesellschaft. BASF has appealed against this decision. Further proceedings are still pending in Brazil, Korea, New Zealand and Australia.

        All lawsuits in the U.S. in connection with said antitrust law violations filed by direct customers that purchased vitamins in the U.S. have been settled.

        State court class actions on behalf of indirect purchasers have been filed separately in approximately 28 states. In October 2000, 24 of these class actions were settled with terms calling for the vitamin manufacturers to pay in total up to $396 million. BASF Aktiengesellschaft will be obligated to pay up to $97 million of the total amount. Most of the settlements have been finally approved by the respective state court and partially fulfilled. Suits from some third party plaintiffs who did not wish to participate in these settlements are still pending. Further claims for damages have been filed in Canada, in a number of European countries, and in Australia.

        For these antitrust proceedings the company has established provisions for the costs that it can currently anticipate in excess of the amounts agreed upon and paid. BASF does not believe, that additional charges relating to these proceedings will have a substantial impact on the profitability of the company.

        BASF Aktiengesellschaft has been named as a defendant in Empagran S.A. v. F. Hoffman-LaRoche, Ltd., et al., a federal class action filed in the U.S. District Court for the District of Columbia purportedly on behalf of all persons who purchased vitamins from the defendants outside the United States between January 1, 1988 and February 1999. The Empagran complaint alleges that the plaintiffs were overcharged on their vitamins purchases as the result of a world-wide conspiracy among the defendants to fix vitamin prices. By decision dated June 7, 2001, the District Court for the District of Columbia dismissed the Empagran complaint for lack of subject matter jurisdiction. On January 17, 2003, the United States Court of Appeals for the District of Columbia Circuit reversed the District Court's ruling. The Court of Appeals held that the United States antitrust laws permit federal subject matter jurisdiction over claims by foreign purchasers based on purchases outside the United States. The defendants named in Empagran, including BASF Aktiengesellschaft, have filed a petition for rehearing, challenging the Court of Appeals' decision and, if necessary, will file a petition seeking review of the decision by the United States Supreme Court. Should the decision be upheld, against expectations, the foreign customers be certified as a "class" by the U.S. Courts, and the damage claim be successful, this could cause considerable financial charges for the BASF Group.

Synthroid®-Related Claims

        This proceeding concerned class action lawsuits against Knoll Pharmaceutical Company (KPC) of BASF's Pharmaceutical business, discontinued in 2001. The lawsuits challenged Knoll's delaying the publication of a study comparing Synthroid® to certain branded and generic products. Final approval of a proposed settlement of 1997 was not granted. KPC subsequently negotiated a new proposed settlement with consumers and third-party payors providing for a payment of $25.5 million in addition to the $98 million paid into escrow in late 1997 (plus the accrued interest thereon). The United States District Court of Chicago granted final approval of the new proposed settlement on August 4, 2000. A number of appeals have been filed. On August 31, 2001, the United States Court of Appeals granted final confirmation of the settlement. However, payment cannot be made until a final judgment has been reached with regard to the ongoing appeals to the settlement.

Meridia Class Actions against BASF Corporation and BASF Aktiengesellschaft

        In various class actions in the U.S., KPC and BASF Corporation (and partly BASF Aktiengesellschaft) as well as Abbott Laboratories, Inc. and Glaxo Wellcome are being sued for an unknown amount of damages as well as for the reimbursement of costs for preventive medical check-ups. The claims are based on the possible hazardousness, alleged insufficient trials, and failures during the admission procedure of Meridia® (trade name of the obesity drug sibutramine). The legal proceedings are still at a very early stage. Both actions against BASF Aktiengesellschaft have been dropped or dismissed. BASF Corporation processed and still processes the drug for KPC by way of toll manufacture. Beyond this BASF Corporation has no relationship with the product. The mere fact, that BASF Corporation held the interest in KPC, does not provide a sufficient basis for compensation claims. The overall material risk for BASF can be considered as rather low.

Additional Proceedings

        In 2001, class action lawsuits against BASF Aktiengesellschaft and some of its affiliates were filed at United States courts. It was alleged that sales of automotive refinish coatings had violated antitrust laws. BASF considers these allegations to be unfounded and consequently filed for dismissal of the lawsuits.

Dividend Policy

        The Board of Executive Directors and the Supervisory Board of BASF Aktiengesellschaft propose dividends based on BASF Aktiengesellschaft's year-end unconsolidated financial statements. The proposal is then voted on at BASF's Annual Meeting. The Annual Meeting is usually convened during the second quarter of each year.

        Since all BASF Shares are in bearer form, dividends are either remitted to the custodian bank on behalf of the stockholder, generally within two days following the Annual Meeting, or, in the case of stockholders personally possessing certificates, available immediately following the Annual Meeting upon submission of the dividend coupon therefor at the offices of BASF Aktiengesellschaft in Ludwigshafen, Germany, or the offices of BASF Aktiengesellschaft's appointed paying agents. Record holders of BASF's American Depositary Receipts (ADRs) on the dividend record date will be entitled to receive payment of the dividend less withholding tax of 15% in respect of the year for which it is declared. See "Item 10. Additional Information" for further information. Cash dividends payable to ADR holders will be paid to the Bank of New York, as depositary, in euros and, subject to certain exceptions, will be converted by the depositary into U.S. dollars. The amount of dividends received by holders of ADRs may be affected by fluctuations in exchange rates. See "Item 3 — Exchange Rate Information" for further information.

        BASF Aktiengesellschaft expects to continue to pay dividends, although there can be no assurance as to the particular amounts that would be paid from year to year. The payment of future dividends will depend on BASF's financial condition. See "Item 5. Operating and Financial Review and Prospects."

Significant Changes

        Except as otherwise disclosed in this Annual Report, there has been no material change in the financial position of BASF Aktiengesellschaft since December 31, 2002.

(This page has been left blank intentionally.)

Item 9.        The Offer and Listing

Principal Market for BASF Shares

        The principal trading market for BASF Shares is the Frankfurt Stock Exchange. BASF Shares are also traded on the other German stock exchanges, namely Berlin, Bremen, Düsseldorf, Hamburg, Hanover, Munich and Stuttgart. In addition, BASF Shares are traded on the London, Paris and Swiss stock exchanges.

        Since June 7, 2000, American Depositary Receipts (ADRs), each representing one BASF Share, have been traded on the New York Stock Exchange (NYSE) under the trade symbol "BF."

        Options on BASF Shares are traded on Eurex, the German-Swiss derivatives market jointly owned and operated by Deutsche Börse AG and the Swiss Stock Exchange.

Share Price History

        The table below shows for the periods indicated the high and low official daily quotation for BASF Shares on the Frankfurt Stock Exchange as reported by Deutsche Börse AG and also the high and low of the DAX. See "Item 3. Key Information" for information on exchange rates between the U.S. dollar and the euro during the periods in this table.

	Price per BASF Share		DAX
	High	Low	High	Low
Quarterly high and lows
1998
First Quarter	€41.82	€30.55	5,102.35	4,087.28
Second Quarter	€44.41	€39.24	5,915.13	5,018.67
Third Quarter	€47.50	€31.19	6,171.43	4,433.87
Fourth Quarter	€36.25	€29.81	5,121.48	3,896.08
1999
First Quarter	€34.35	€30.19	5,443.62	4,678.72
Second Quarter	€42.60	€34.50	5,492.36	4,845.45
Third Quarter	€45.00	€39.70	5,655.30	4,999.24
Fourth Quarter	€52.20	€39.50	6,958.14	5,156.28
2000
First Quarter	€51.80	€42.15	8,064.97	6,474.92
Second Quarter	€49.75	€40.01	7,555.92	6,834.88
Third Quarter	€45.55	€39.55	7,480.14	6,682.92
Fourth Quarter	€48.45	€40.15	7,136.30	6,200.71
2001
First Quarter	€50.45	€42.80	6,795.14	5,388.02
Second Quarter	€49.83	€43.60	6,278.90	5,553.46
Third Quarter	€47.70	€31.00	6,109.50	3,787.23
Fourth Quarter	€44.10	€37.21	5,271.29	4,239.97
2002
First Quarter	€47.56	€40.75	5,462.55	4,745.58
Second Quarter	€49.80	€44.05	5,343.88	4,099.05
Third Quarter	€47.70	€35.90	4,483.03	2,769.03
Fourth Quarter	€40.79	€32.90	3,380.20	2,597.88

Monthly high and lows of the last six months*

	High	Low
2002
September	€41.70	€35.90
October	€39.03	€32.90
November	€38.75	€36.52
December	€40.79	€35.70
2003
January	€39.25	€31.86
February	€34.85	€32.78

*
Effective January 2, 2001 the Frankfurt Stock Exchange no longer determines official daily quotes for odd-lot trades (Kassakurse). As of this date the stock price information provided above is based on Xetra, the integrated computerized trading system through which the Frankfurt Stock Exchange conducts trading in equity securities.

Trading on the New York Stock Exchange

        The following table sets forth, for the period indicated, the high and low sales price per BASF ADR, as reported on the New York Stock Exchange Composite Tape.

	High		Low
2002
September	USD	40.80	USD	35.16
October	USD	38.00	USD	32.40
November	USD	39.12	USD	36.50
December	USD	40.47	USD	37.10
2003
January	USD	40.90	USD	34.85
February	USD	37.04	USD	35.15

Item 10.        Additional Information

Articles of Association

        BASF incorporates herein all information regarding its Articles of Association by reference to its Registration Statement on Form 20-F (File No. 1-15909), as filed with the Securities and Exchange Commission on May 25, 2000.

Acquisition of BASF Shares by BASF Aktiengesellschaft

        Under the German Stock Corporation Act, a stock corporation may acquire its own shares in a limited number of exceptional cases, including if so authorized by a shareholder resolution adopted at a General Shareholders' Meeting. At the Annual Meetings of BASF Aktiengesellschaft held on April 26, 2001 and April 30, 2002, the shareholders authorized the Board of Executive Directors to buy back BASF Shares representing up to 10% of BASF Aktiengesellschaft's outstanding share capital. The Board of Executive Directors may either cancel the repurchased shares, reducing the company's outstanding share capital, reissue the shares subject to a further resolution adopted at an Annual Meeting, or use the shares to service option rights granted to participants of the BASF Stock Option Program. In 2002, BASF Aktiengesellschaft had bought 13,085,000 BASF Shares, or approximately 2.24% of the then outstanding BASF Shares. The Board of Executive Directors has cancelled 11,750,500 of these repurchased BASF Shares, reducing the company's outstanding share capital. On December 17, 2002, the Board of Executive Directors also decided to cancel the remaining 1,334,500 repurchased BASF Shares.

Material Contracts

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

        For statistical purposes only, every individual or corporation residing in Germany (a "Resident") must report to the German Central Bank (Deutsche Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to or on account of an individual or corporation residing outside Germany (a "Nonresident") if such payment exceeds €12,500 or the equivalent in a foreign currency. In addition, Residents must report any claims against or any liabilities payable to Nonresidents if such claims or liabilities in the aggregate exceed €5,000,000 or the equivalent in a foreign currency during any one month.

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

        The discussion is based on tax laws of the United States and Germany as in effect on the date of this Annual Report, including the Convention between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and to Certain Other Taxes (the "Income Tax Treaty"), and the Convention Between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation with respect to Taxes on Estates, Inheritances, and Gifts (the "Estate Tax Treaty"). All such laws are subject to change, possibly with retroactive effect, and are subject to different interpretations. The discussion is also based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

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

General Refund Procedures Regarding German Withholding Tax

        Pursuant to administrative procedures, claims for refunds under the Income Tax Treaty generally must be submitted to the German Federal Tax Authority (Bundesamt für Finanzen) either individually by an Eligible U.S. Holder, or collectively (introduced on a trial basis) by the Depositary (or a custodian as its designated agent) on behalf of all Eligible U.S. Holders owning ADSs. Claims must be filed within four years of the end of the calendar year in which the dividend was received.

        The collective refund procedure may not be available for eligible U.S. Holders entitled to refunds in excess of €150 for the calendar year. In such event, those holders must file separate claims or may qualify for the simplified refund procedure described below. Details of the collective refund procedure will be available from the Depositary.

        Individual claims for refund have to be made on a special German claim form that must be filed with the German Federal Tax Authority at Bundesamt für Finanzen, Friedhofstrasse 1, 53221 Bonn, Germany. The German claim-for-refund form may be obtained from the German Federal Tax Authority at the same address where applications are filed, or from the Embassy of the Federal Republic of Germany at 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998. Forms can also be obtained from the Office of the Assistant Commissioner (International), Internal Revenue Service, 950 L'Enfant Plaza South, SW, Washington, DC 20024, Attention: Taxpayer Service Division.

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

        The Internal Revenue Service will send the certification directly to the German Federal Tax Authority if requested by the Eligible U.S. Holder. If no such request is made, the Internal Revenue Service will send a certificate on IRS Form 6166 to the Eligible U.S. Holder, which then must submit the certification with the Eligible U.S. Holder's claim for refund. The Internal Revenue Service certification is valid for three years and need only be resubmitted in a fourth year in the event of a subsequent application for refund.

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

Item 11.        Quantitative and Qualitative Disclosures About Market Risk

        BASF is exposed to foreign currency, interest rate and price risks in the normal course of business. In cases where BASF intends to hedge against these risks, derivatives are used, including forward exchange contracts, currency options, interest rate/currency swaps, combined instruments or commodity derivatives. In addition, financial derivative instruments are used to replace transactions in original financial instruments, such as shares or fixed-income securities.

        Exclusive use is made of commonly used instruments with sufficient market liquidity. Derivative instruments are only used if they have corresponding underlying positions arising from the operating business, cash investments and financing. The leverage effect that can be achieved with derivatives is deliberately not used. The derivative instruments held by BASF are solely held for purposes other than trading.

        Where derivatives have a positive market value, BASF is exposed to credit risks in the event of non-performance by their counterparties. The credit risk is minimized by exclusively trading contracts with major creditworthy counterparties.

        To ensure efficient risk management, market risks are centralized at BASF Aktiengesellschaft and BASF Group companies designated for this purpose. BASF has developed and implemented internal guidelines based on the principles of separation of the placement function from the settlement function for derivative instruments.

        The risks arising from changes in exchange rates, interest rates and prices as a result of the underlying transactions and the derivative transactions concluded to hedge them are monitored constantly. For this purpose, market quotations or computer or mathematical models are used to determine the current market values not only of the underlying transactions but also of the derivative transactions and these are compared with each other. Where derivative instruments were entered into as replacement for original financial instruments, market trends are also monitored constantly.

Interest Rate Risk Management

        BASF employs interest rate sensitive financial instruments to manage the liquidity and cash needs of its operations. Financial liabilities consist of bank loans (40% of financial liabilities), which BASF group companies worldwide took from numerous local banks in their various home currencies. Additionally, a fixed rate euro bond is outstanding (35% of financial liabilities) as well as a number of variable and fixed-rate U.S. dollar-bonds denominated infrastructure and environmental bonds with a preferred tax status in the United States (9% of financial liabilities). The remaining debt consists of a number of other bonds or commercial paper (16% of financial liabilities).

        In addition to the interest rate risk exposure resulting from financial liabilities described above, BASF entered into a number of interest derivatives, combined interest/currency derivatives or combined interest/equity derivatives with banks. In most cases BASF is obliged to pay a fixed rate in a foreign currency and receives a variable rate in euros. Such swaps were concluded to optimize the internal financing of group companies worldwide and to offer the internal parties the desired credit terms and cash flows. BASF also entered into swap contracts for which BASF pays a quarterly variable rate and receives a positive equity index performance. That instrument is described in greater detail under "Other Derivatives" and "Marketable Securities" below.

        The following information on debt is presented in euro equivalents, which is BASF's reporting currency.

Principal (Notional) Amount
Interest Rate — December 31, 2001

	Expected Maturity Date
								Fair Value December 31, 2001
	2002	2003	2004	2005	2006	Thereafter	Total
	(euros in millions)
Debt, including current portion
U.S. dollar (USD)
Fixed rate	291.9	46.9	—	—	—	28.3	367.1	367.8
Weighted avg. interest rate (fixed)	6.2%	8.2%	—	—	—	5.0%
Variable rate	44.6	75.5	21.3	12.4	—	282.2	436.0	436.0
Interest rate (variable)	3.7%	3.5%	3.5%	3.4%	—	1.9%
Subtotal							803.1	803.8
Euro (EUR)
Fixed rate	11.4	1.0	2.6	1,250.2	0.3	11.6	1,277.1	1,318.1
Weighted avg. interest rate (fixed)	4.7%	6.7%	4.4%	5.6%	5.1%	3.8%
Variable rate	5.7	16.2	14.2	16.0	55.3	1.0	108.4	108.4
Interest rate (variable)	3.5%	5.0%	5.0%	4.7%	5.0%	5.0%
Subtotal							1,385.5	1,426.5
Chinese renminbi (CNY)
Fixed rate	132.1	—	—	—	—	—	132.1	132.1
Weighted avg. interest rate (fixed)	5.1%	—	—	—	—	—
Variable rate	4.1	20.6	—	—	—	—	24.7	24.7
Interest rate (variable)	6.0%	5.9%	—	—	—	—
Subtotal							156.8	156.8
Other currencies
Fixed rate	53.0	12.5	14.2	27.0	—	—	106.7	106.7
Weighted avg. interest rate (fixed)	18.0%	7.9%	10.7%	7.0%	—	—
Variable rate	366.6	11.3	3.2	—	1.8	—	382.9	382.9
Interest rate (variable)	9.6%	13.4%	5.8%	—	3.2%	—
Subtotal							489.6	489.6

Total							2,835.0	2,876.7

Principal (Notional) Amount
Interest Rate — December 31, 2002

	Expected Maturity Date
								Fair Value December 31, 2002
	2003	2004	2005	2006	2007	Thereafter	Total
	(euros in millions)
Debt, including current portion
U.S. dollar (USD)
Fixed rate	784.7	13.3				50.5	848.5	848.5
Weighted avg. interest rate (fixed)	3.7%	9.0%				3.1%
Variable rate	119.9	31.4	10.5			275.2	437.0	437.0
Interest rate (variable)	2.6%	2.9%	2.9%			1.3%
Subtotal							1,285.5	1,285.5
Euro (EUR)
Fixed rate	501.2	0.9	1,250.7	0.8	0.8	13.5	1,767.9	1.874.2
Weighted avg. interest rate (fixed)	3.5%	3.1%	5.7%	2.3%	2.3%	3.6%
Variable rate	45.8	14.6	14.6	14.0	14.0	39.0	142.0	142.0
Interest rate (variable)	4.8%	4.9%	4.9%	5.0%	5.0%	5.0%
Subtotal							1,909.9	2,016.2
Chinese renminbi (CNY)
Fixed rate	52.0						52.0	52.0
Weighted avg. interest rate (fixed)	4.6%
Variable rate
Interest rate (variable)
Subtotal							52.0	52.0
Other currencies
Fixed rate	81.9	20.2	9.0	22.7	0.4	—	134.2	134.2
Weighted avg. interest rate (fixed)	10.8%	10.8%	8.5%	5.3%	3.6%
Variable rate	228.3				0.5		228.8	228.8
Interest rate (variable)	4.2%				2.1%		363.0	363.0
Subtotal

Total							3,610.4	3,716.7

        Fixed rate euro debt due in 2005 includes the 5.75% Euro Bond issued by BASF Aktiengesellschaft in 2000 with an amount of €1,250 million.

        Other currencies at December 31, 2002, in which BASF has issued debt are primarily the Malaysian ringgit, the Korean Won and the Brazilian Real.

        The following information on derivatives is presented in euro equivalents, which is BASF's reporting currency. The instruments' actual cash flows are denominated in the currencies noted parenthetically.

Interest Rate Swaps — December 31, 2001

	Expected Maturity Date
							Total amount	Fair Value
	2002	2003	2004	2005	2006	Thereafter
	(euros in millions)
U.S. dollar (USD)
Payer swap		15					15	(0.40)
Weighted to average pay rate (fixed)		6.3%
Weighted average receive rate (variable)		2.9%

Interest Rate Swaps — December 31, 2002

	Expected Maturity Date
							Total amount	Fair Value
	2003	2004	2005	2006	2007	Thereafter
	(euros in millions)
Euro (EUR)
Payer swap						90	90	(8.99)
Weighted to average pay rate (fixed)						5.9%
Weighted average receive rate (variable)						4.2%

        The total volume of interest rate swaps increased from €15 million in 2001 to €90 million in 2002 due to an additional transaction. The total fair value of the interest rate swaps decreased from €(0.40) million to €(8.99) million.

Combined Interest Rate and Cross Currency Swaps — December 31, 2001

	Expected Maturity Date
									Total amount
	2002	2003	2004	2005		2006	Thereafter			Fair Value
	(notional amounts, euros in millions)
U.S. dollar (USD)/German mark (DEM)
Amount payable on maturity (USD)							41		41
Amount receivable on maturity (DEM)							40		40	(8.50)
Weighted average pay rate (fixed, USD)							n.a.	(1)
Weighted average receive rate (fixed, DEM)							n.a.	(1)
Amount payable on maturity (USD)	154	159		252	(2)	55			620
Amount receivable on maturity (DEM)	243	227		316		68			854	(276.44)
Weighted average pay rate (fixed, USD)	7.4%	6.7%		9.7%		9.6%
Weighted average receive rate (variable, DEM)	3.8%	3.3%		4.4%		7.6%

U.S. dollar (USD)/euro (EUR)
Amount payable on maturity (USD)	224	490	407	103	290	629	2,143
Amount receivable on maturity (EUR)	227	510	454	113	340	681	2,325	(324.07)
Weighted average pay rate (fixed, USD)	7.3%	6.3%	6.7%	7.4%	6.5%	7.7%
Weighted average receive rate (variable, EUR)	3.6%	4.3%	3.6%	3.6%	3.5%	3.8%
Dutch guilder (NLG)/German mark (DEM)
Amount payable on maturity (NLG)	3						3
Amount receivable on maturity (DEM)	3						3	(0.67)
Weighted average pay rate (fixed, NLG)	6.0%
Weighted average receive rate (variable, DEM)	4.5%
Japanese yen (JPY)/euro (EUR)
Amount payable on maturity (JPY)		34	2				36
Amount receivable on maturity (EUR)		28	2				30	5.89
Weighted average pay rate (fixed, JPY)		1.3%	0.7%
Weighted average receive rate (variable, EUR)		4.0%	3.9%
Spanish peseta (ESP)/German mark (DEM)
Amount payable on maturity (ESP)	24						24
Amount receivable on maturity (DEM)	24						24	(0.17)
Weighted average pay rate (fixed, ESP)	5.6%
Weighted average receive rate (variable DEM)	4.8%
U.S. dollar (USD)/Korean won (KRW)
Amount payable on maturity (KRW)		114	100				214
Amount receivable on maturity (USD)		114	102				216	13.04
Weighted average pay rate (fixed, KRW)		8.1%	6.0%
Weighted average receive rate (variable USD)		4.5%	5.0%

(1)
Amounts stated under USD/DEM-fixed/fixed in the column "Thereafter" represent two swaps with predefined cashflows. Respective interest rates have not been agreed upon by the parties.
(2)
Total Amount of USD/DEM-fixed/variable includes a swap of $78.3 million with a stepped interest rate beginning at 9.5% and ending at 19.5% p.a.

Combined Interest Rate and Cross Currency Swaps — December 31, 2002

	Expected Maturity Date
										Total amount
	2003	2004	2005		2006	2007		Thereafter			Fair Value
	(notional amounts, euros in millions)
U.S. dollar (USD)/euro (EUR)
Amount payable on maturity (USD)	96		143			86				325
Amount receivable on maturity (EUR)	117		150			99				366	42.78
Weighted average pay rate (variable, USD)	2.4%		1.6%			3.9%
Weighted average receive rate (variable, EUR)	3.7%		3.1%			4.4%
Amount payable on maturity (USD)	524	381	342		343	381		191		2,162
Amount receivable on maturity (EUR)	532	407	338	(2)	345	419		210		2,251	(141.55)
Weighted average pay rate (fixed, USD)	6.3%	6.7%	8.1%		7.0%	7.6%		7.8%
Weighted average receive rate (variable, EUR)	3.6%	3.7%	3.7%		4.1%	3.5%		3.6%
Amount payable on maturity (USD)								35		35
Amount receivable on maturity (EUR)								38		38	(3.81)
Weighted average pay rate (fixed, USD)								n.a.	(1)
Weighted average receive rate (fixed, EUR)								n.a.	(1)
Japanese yen (JPY)/euro (EUR)
Amount payable on maturity (JPY)	26	4								30
Amount receivable on maturity (EUR)	34	4								38	8.32
Weighted average pay rate (fixed, JPY)	1.3%	0.7%
Weighted average receive rate (variable, EUR)	4.1%	3.6%
U.S. dollar (USD)/Korean won (KRW)
Amount payable on maturity (KRW)	114	100	93			58				365	(21.84)
Amount receivable on maturity (USD)	96	86	86			48				316
Weighted average pay rate (fixed, KRW)	8.1%	6.0%	6.0%			6.9%	(3)
Weighted average receive rate (variable USD)	1.5%	2.4%	3.5%			5.4%	(3)

(1)
Amounts stated under USD/EUR-fixed/fixed in the column "Thereafter" represent two swaps with predefined cashflows. Respective interest rates have not been agreed upon by the parties.
(2)
Total Amount of USD/EUR-fixed/variable includes a swap of $58 million with an ascending interest rate from 2% to 19.5% per annum.
(3)
Interest on this swap is paid in a net amount equal to 1.54% of the USD amount.

        The total volume of the combined interest rate and cross currency swaps decreased from €3,081 million in 2001 to €3,058 million as of December 31, 2002 due to expiration of transactions. The total fair value of the swaps changed from €(591) million in 2001 to €(116) million as of December 31, 2002 mainly due to the decline in the exchange rate of the USD dollar.

  Other Derivatives — December 31, 2001

	Expected Maturity Date
							Total amount	Fair Values
	2002	2003	2004	2005	2006	Thereafter
	(notional amounts, euros in millions)
Equity index swap(1)	26						26	5.06
Weighted average pay rate (variable)	3.3%
Weighted average receive rate (variable)	n.a.

(1)
Represents an index swap to create synthetic share investments with a guarantee of the capital invested.

  Other Derivatives — December 31, 2002

	Expected Maturity Date
							Total amount	Fair Values
	2003	2004	2005	2006	2007	Thereafter
	(notional amounts, euros in millions)
Equity index swaps(1)					500		500	(44.00)
Weighted average pay rate (variable)					3.6%
Weighted average receive rate (variable)					n.a.

(1)
Represents index swaps to create synthetic share investments with a guarantee of the capital invested.

Foreign Exchange Risk Management

        The principal derivative financial instruments used by BASF to hedge foreign currency exposures resulting from trade receivables, trade payables and commercial paper denominated in foreign currency are forward foreign exchange contracts and currency options. In 2002, transactions in these hedging instruments were primarily aimed at hedging the exchange rate risk arising from the U.S. dollar, the Canadian dollar, the Australian dollar, the British pound, the Mexican peso, the South African rand, the Japanese yen, the Singapore dollar and the Brazilian Real.

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

  Foreign Currency Forward Contracts — December 31, 2001(1)

	Contract Amount	Weighted Average Forward Exchange Rate	Fair Value
	(euros in millions)		(euros in millions)
Euro (EUR)
Sale Australian dollar (AUD)	49.5	1.77	(1.28)
Sale Canadian dollar (CAD)	28.4	1.41	(0.06)
Sale Danish krone (DKK)	27.3	7.45	0.00 (2)
Sale British pound (GBP)	190.9	0.62	(2.26)
Sale Japanese yen (JPY)	213.0	107.85	12.61
Sale New Zealand dollar (NZD)	1.6	2.15	(0.01)
Sale Swedish krona (SEK)	2.0	9.44	(0.02)
Sale Turkish lira (TRL)	2.9	1,403,000.00	(0.13)
Sale Polish zlotys (PLN)	1.5	3.76	(0.08)
Sale Singapore dollar (SGD)	55.8	2.01	(12.91)
Sale Malaysian ringgit (MYR)	1.5	3.37	(0.01)
Sale Thai baht (THB)	15.1	39.38	(0.16)
Sale U.S. dollar (USD)	3,077.6	0.90	(70.79)
Sale Swiss francs (CHF)	21.1	1.47	(0.18)
Sale South African rand (ZAR)	17.4	8.82	3.05
Purchase U.S. dollar (USD)	537.0	0.93	12.51
Purchase Singapore dollar (SGD)	21.8	1.66	0.38
U.S. dollar (USD)
Sale Australian dollar (AUD)	0.4	0.52	0.01
Sale Mexican peso (MXP)	113.4	9.92	(4.91)
Sale Singapore dollar (SGD)	7.9	1.79	0.23
Sale South African rand (ZAR)	6.9	10.08	1.21
Sale Brazilian real (BRL)	587.6	2.56	(62.94)
Sale Taiwan dollar (TWD)	21.7	34.68	0.22
Sale Thai baht (THB)	9.7	44.66	(0.05)
Sale Indian rupee (INR)	23.3	51.52	0.01
Sale Malaysian ringgit (MYR)	3.3	3.80	0.00 (2)
Purchase Colombian peso (COP)	2.6	2,547.15	(0.15)
Purchase Philippine peso (PhP)	1.6	52.73	0.02
Singapore dollar (SGD)
Sale Malaysian ringgit (MYR)	0.1	2.07	0.00 (2)
Sale Japanese yen (JPY)	8.7	69.76	0.11

(1)
All maturing in 2002 except of €615.7 million in 2003-2005 and €110.2 million after 2005.
(2)
The Fair Value of this contract is less than €0.01 million.

Foreign Currency Forward Contracts — December 31, 2002(1)

	Contract Amount	Weighted Average Forward Exchange Rate	Fair Value
	(euros in millions)		(euros in millions)
Euro (EUR)
Sale Australian dollar (AUD)	40.4	1.80	1.27
Sale Danish krone (DKK)	20.5	7.43	(0.00) (2)
Sale British pound (GBP)	343.1	0.64	6.30
Sale Japanese yen (JPY)	223.0	117.66	10.69
Sale New Zealand dollar (NZD)	4.1	2.01	(0.00) (2)
Sale Swedish krona (SEK)	2.0	9.24	(0.01)
Sale Polish zlotys (PLN)	8.9	4.09	(0.06)
Sale Singapore dollar (SGD)	55.9	2.01	(6.82)
Sale Malaysian ringgit (MYR)	2.4	3.81	0.11
Sale Thai baht (THB)	0.7	43.12	0.04
Sale U.S. dollar (USD)	3,769.5	0.99	174.35
Sale South African rand (ZAR)	29.6	9.18	(0.35)
Sale Indian rupee (INR)	0.5	48.50	0.02
Sale Slovak koruna (SKK)	0.8	41.91	(0.01)
Sale Hungarian Forint (HUF)	19.8	237.17	0.02
Sale Czech koruna (CZK)	7.8	31.13	0.11
Purchase U.S. dollar (USD)	896.5	0.99	(42.31)
Purchase Swiss francs (CHF)	16.0	1.46	0.06
Purchase Canadian dollar (CAD)	30.1	1.59	(1.13)
Purchase Turkish lira (TRL)	2.0	1,827,500.00	(0.08)
Purchase Norwegian krone (NOK)	7.1	7.38	0.06
Purchase Japanese yen (JPY)	4.0	124.14	(0.00) (2)
Purchase Hungarian Forint (HUF)	0.7	236.45	(0.00) (2)
U.S. dollar (USD)
Sale Mexican peso (MXP)	95.0	10.33	3.82
Sale South African rand (ZAR)	1.4	10.27	(0.23)
Sale Brazilian real (BRL)	303.2	3.25	34.89
Sale Taiwan dollar (TWD)	13.7	34.76	(0.14)
Sale Thai baht (THB)	5.9	43.41	0.03
Sale Indian rupee (INR)	12.8	52.84	(0.56)
Sale Nuevo Sol (PEN)	3.0	3.61	(0.06)
Purchase Malaysian ringgit (MYR)	1.7	3.80	0.00 (2)
Purchase Philippine peso (PhP)	3.3	53.95	0.01
Singapore dollar (SGD)
Sale Malaysian ringgit (MYR)	0.0	2.15	0.00 (2)
Malaysian ringgit (MYR)
Sale Japanese yen (JPY)	1.2	0.03	(0.03)

(1)
All maturing in 2003 except for €199.9 million in 2004, €1,090.2 million in 2005, €71.2 million in 2006, €33.0 million in 2007 and €5.9 million thereafter.
(2)
The Fair Value of this contract is less than €0.01 million.

        The total volume of forward currency contracts increased from €5,052 million in 2001 to €5,927 million as of December 31, 2002 due mainly to hedges of commercial paper denominated in USD. The total fair value of the outstanding forward contracts improved from €(126) million at

December 31, 2001 to €180 million as of December 31, 2002 mainly due to the decline in the exchange rate for the US dollar.

Foreign Currency Options — December 31, 2001 (All Maturing in 2002)

	Contract Amount	Weighted Average Option Strike Price	Fair Value
	(euros in millions)		(euros in millions)
Japanese yen (JPY) put (buy)/euro (EUR) call	41	98.28	(0.2)
Japanese yen (JPY) call (sell)/euro (EUR) put	36	109.02	2.1
U.S. dollar (USD) put (buy)/euro (EUR) call	38	0.88	(0.4)
U.S. dollar (USD) call (sell)/euro (EUR) put	38	0.91	0.0 (1)

(1)
The fair value of this contract is less than €0.1 million.

Foreign Currency Options — December 31, 2002

	Contract Amount	Weighted Average Option Strike Price	Fair Value
	(euros in millions)		(euros in millions)
Japanese yen (JPY) put (buy)/euro (EUR) call	—	—	—
Japanese yen (JPY) call (sell)/euro (EUR) put	—	—	—
U.S. dollar (USD) put (buy)/euro (EUR) call	—	—	—
U.S. dollar (USD) call (sell)/euro (EUR) put	—	—	—

        The total volume of foreign currency options decreased from €153 million at December 31, 2001 to zero at December 31, 2002 due to the expiration of all BASF's currency options. The total fair value of foreign currency options changed from €2 million to zero also due to the expiration of all BASF's currency options.

Cross Currency Swaps — December 31, 2001

	Expected Maturity Date
							Total amount
	2002	2003	2004	2005	2006	Thereafter		Fair Value
	(notional amounts, euros in millions)
Payment of U.S. dollar (USD)
Notional amount	154	159		252	55	41	661	(284.94)
Average contract rate German mark (DEM) per U.S. dollar (USD)	1.41	1.56		1.77	1.78	2.31	1.64
Payment of U.S. dollar (USD)
Notional amount	224	490	407	103	290	629	2,143	(324.07)
Average contract rate U.S. dollar (USD) per euro (EUR)	0.89	0.92	0.98	0.97	1.03	0.95	0.96
Payment of Dutch guilder (NLG)
Notional amount	3						3	(0.67)
Average contract rate German mark (DEM) for 100 Dutch guilder (NLG)	89.29						89.29
Payment of Japanese yen (JPY)
Notional amount		34	2				36	5.89
Average contract rate Japanese yen per euro (EUR)		94.60	107.75				95.43
Payment of Spanish peseta (ESP)
Notional amount	24						24	(0.17)
Average contract German mark (DEM) for 100 Spanish peseta (ESP)	1.19						1.19
Payment of Korean won (KRW)
Notional amount		114	100				214	13.04
Average contract rate Korean won per U.S. dollar (USD)		1,201.00	1,289.78				1,243.06

Cross Currency Swaps — December 31, 2002

	Expected Maturity Date
							Total amount
	2003	2004	2005	2006	2007	Thereafter		Fair Value
	(notional amounts, euros in millions)
Payment of U.S. dollar (USD)
Notional amount	649	407	488	345	518	248	2,655	(102.58)
Average contract rate U.S. dollar (USD) per euro (EUR)	1.00	0.98	1.04	1.04	0.95	0.95
Payment of Japanese yen (JPY)
Notional amount	34	4					38	8.32
Average contract rate Japanese yen per euro (EUR)	94.60	129.30
Payment of Korean won (KRW)
Notional amount	114	100	93		58		365	(21.84)
Average contract rate Korean won per U.S. dollar (USD)	1,201.00	1,289.78	1,220.00		1.332.50

        The total volume of cross currency swaps decreased from €3,081 million in 2001 to €3,058 million as of December 31, 2002 due to expiration of transactions. The total fair value of the swaps changed from €(591) million in 2001 to €(116) million as of December 31, 2002 mainly due to the decline in the exchange rate of the USD dollar.

Marketable Securities

        As of December 31, 2002, BASF owned debt and equity securities which are exposed to price changes. These financial instruments are used as profitable investments of BASF's cash surplus and are not held for trading purposes. All securities are quoted on stock exchanges, and the funds have readily determinable market prices. The securities are reflected in the U.S. GAAP reconciliation at their fair value of €150.2 million, which includes unrealized gains of €18.4 million. See Note 18 to the Consolidated Financial Statements in Item 18 for further information. BASF carefully monitors developments in the financial markets.

        In addition, BASF entered into swap contracts for which BASF pays a quarterly variable rate and receives a positive equity index performance (for details see the "Other Derivatives" table above in "Interest Rate Risk Management"). Such swaps were concluded to synthetically create an equity investment using the variable interest payments from liquid funds. While BASF is obliged to pay on a quarterly basis a variable interest rate, the payments by the counterparties are dependent on the change in the DAX-Index during the stipulated term. However, a special provision insures that negative DAX-Index performance is not required to be reimbursed. Therefore the maximum equity exposure is a zero payment from the counterparties. The fair value of the DAX-Libor-Swaps was €(44) million as of December 31, 2002.

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

        In order to secure the supply of raw materials, BASF has signed long-term supply contracts and is buying additional quantities on spot markets. Some of the most important raw materials involved are:

  •
  Naphtha
  •
  Propylene
  •
  Benzene
  •
  Titanium dioxide
  •
  Cyclohexane
  •
  Methanol
  •
  Ammonia

        The following measures are taken to avoid and manage risks in the purchase of raw materials:

  •
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

  •
  Price risks are managed through several measures. Purchasing raw materials both through long-term contracts and on spot markets allows BASF to obtain favorable prices for a portion of its raw materials, if for example excess quantities on the spot markets lead to a short-term price reduction. In our long-term contracts, price conditions are usually based on published raw material price quotations and lead to the permanent adjustment of prices (price gliding clauses) or are adjusted at least on a quarterly basis.
  •
  Additionally, some commodity hedging derivatives are entered into to manage the volatility associated with inventory and related forecasted purchases.
  •
  The company had futures contracts, options and swaps to buy, sell or exchange commodities. Most of these hedging instruments are used for the purchases of Naphtha to counteract the high volatility in oil prices.

        The following information related to all material contracts as of December 31, 2002

	Contract volumes or Notional amounts		Weighted-Average Rate
Kind of contracts									Nominal Value	Fair Value
		Maturity	Price		Receive		Pay
									(euros in millions)
Naphtha Swaps	45,000 MT	2003			278.38	(1)	229.19	(2)	9.9	2.1
Naphtha Call Options*	480,000 MT	2003	228.4	(3)					99.3	17.1
Naphtha Put Options*	960,000 MT	2003	215.9	(3)					187.6	0.0

*
All Naphtha options are constructed as ratio Collars with 2 short Puts for 1 long Call.
(1)
Receive variable in US-$/MT.
(2)
Pay fix in US-$/MT.
(3)
Strike price in US-$/MT.

Item 12.        Description of Securities Other than Equity Securities

        Not applicable.

PART II

Item 13.        Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.        Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15        Controls and Procedures

        Within 90 days prior to the date of this report, BASF performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. The evaluation was performed under the supervision of our Chairman of the Board of Executive Directors, Dr. Jürgen F. Strube, and our Chief Financial Officer, Max Dietrich Kley. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute assurance of achieving the desired control objectives. Managerial judgement was necessary to evaluate the cost-benefit relationship of possible controls and procedures. Based on the foregoing, the Chairman of the Board of Executive Directors and the Chief Financial Officer concluded that BASF's disclosure controls and procedures were effective. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. Therefore, no corrective actions were taken.

Item 16.        [Reserved]

(This page has been left blank intentionally.)

PART III

Item 17.        Financial Statements

        Not applicable.

Item 18        Financial Statements

        The following Consolidated Financial Statements, together with the report of Deloitte & Touche GmbH thereon, are filed as part of this Annual Report.

REPORT OF INDEPENDENT ACCOUNTANTS

        We have audited the accompanying consolidated balance sheets of BASF Aktiengesellschaft and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, such Consolidated Financial Statements present fairly, in all material respects, the financial position of BASF Aktiengesellschaft and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in Germany.

        As discussed in Note 2 to the Consolidated Financial Statements, the Company changed its method of accounting for tax loss carryforwards in 2001.

        Application of accounting principles generally accepted in the United States of America would have affected stockholders' equity as of December 31, 2002 and 2001 and net income for each of the three years in the period ended December 31, 2002 to the extent summarized in Note 4 to the Consolidated Financial Statements.

Frankfurt am Main,
February 28, 2003
Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Kompenhans	Dr. Beine
Wirtschaftsprüfer	Wirtschaftsprüfer

BASF GROUP

CONSOLIDATED STATEMENTS OF INCOME
(euros and dollars in millions except per share amounts)

		Year ended December 31,
	Note	2002	2002	2001	2000
Sales		$34,096.2	€32,519.0	€32,768.0	€36,205.1
Natural gas taxes		(318.2)	(303.5)	(268.4)	(259.4)

Sales, net of natural gas taxes	5	33,778.0	32,215.5	32,499.6	35,945.7
Cost of sales		(22,873.6)	(21,815.5)	(22,187.8)	(23,255.1)

Gross profit on sales		10,904.4	10,400.0	10,311.8	12,690.6
Selling expenses		(4,994.9)	(4,763.9)	(5,143.6)	(5,786.5)
General and administrative expenses		(734.4)	(700.4)	(659.3)	(772.0)
Research and development expenses		(1,190.4)	(1,135.3)	(1,247.1)	(1,525.8)
Other operating income	6	750.7	716.0	881.5	1,415.3
Other operating expenses	7	(1,966.7)	(1,875.7)	(2,926.4)	(2,951.9)

Income from operations		2,768.7	2,640.7	1,216.9	3,069.7

Expense/income from financial assets		129.8	123.8	(209.3)	(31.0)
Write-downs of, and losses from, retirement of financial assets as well as securities held as current assets		(32.7)	(31.2)	(22.7)	(6.8)
Interest result		(96.9)	(92.4)	(376.2)	(204.5)

Financial result	8	0.2	0.2	(608.2)	(242.3)

Income from ordinary activities		2,768.9	2,640.9	608.7	2,827.4
Extraordinary income	9	—	—	6,120.8	—
Income before taxes and minority interests		2,768.9	2,640.9	6,729.5	2,827.4
Effect of the change in accounting principles for deferred taxes	2	—	—	50.6	—
Income taxes	10	(1,092.7)	(1,042.2)	(954.5)	(1,545.0)

Income before minority interests		1,676.2	1,598.7	5,825.6	1,282.4
Minority interests	11	98.9	94.3	(32.6)	42.6

Net income		$1,577.3	€1,504.4	€5,858.2	€1,239.8

Earnings per share		$2.73	€2.60	€9.72	€2.02

Solely for the convenience of the reader, the 2002 financial information has been translated into U.S. dollars using the December 31, 2002 noon buying rate of the Federal Reserve Bank of New York of $1.0485 = €1.00.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BASF GROUP

CONSOLIDATED BALANCE SHEETS
(euros and dollars in millions)

		At December 31,
	Note	2002	2002	2001
Assets
Intangible assets	13	$3,632.6	€3,464.6	€3,942.7
Property, plant and equipment	14	14,411.3	13,744.7	14,189.8
Financial assets	15	3,406.5	3,248.9	3,360.7

Fixed assets		21,450.4	20,458.2	21,493.2

Inventories	16	5,031.1	4,798.4	5,006.8
Accounts receivable, trade		5,573.8	5,316.0	5,875.5
Receivables from affiliated companies		570.8	544.4	631.9
Miscellaneous receivables and other assets		1,873.6	1,786.9	1,531.7

Receivables and other assets	17	8,018.2	7,647.3	8,039.1

Marketable securities	18	138.2	131.8	382.9
Cash and cash equivalents		241.8	230.6	359.9

Liquid funds		380.0	362.4	742.8

Current assets		13,429.3	12,808.1	13,788.7

Deferred taxes	10	1,262.6	1,204.2	1,372.5
Prepaid expenses	19	645.1	615.3	220.6

Total assets		36,787.4	35,085.8	36,875.0

Stockholders' equity and liabilities
Subscribed capital	20	1,530.8	1,460.0	1,493.5
Capital surplus	20	3,090.4	2,947.4	2,913.9
Retained earnings	21	13,072.9	12,468.2	12,222.4
Currency translation adjustment		(345.7)	(329.7)	532.3
Minority interests	22	415.5	396.3	359.7

Stockholders' equity		17,763.9	16,942.2	17,521.8

Provisions for pensions and similar obligations	23	4,099.6	3,910.0	3,952.7
Provisions for taxes		1,023.3	976.0	618.7
Other provisions	24	4,310.7	4,111.3	5,569.6

Provisions		9,433.6	8,997.3	10,141.0

Bonds and other liabilities to capital market	25	2,287.5	2,181.7	1,592.5
Liabilities to credit institutions	25	1,498.0	1,428.7	1,242.5
Accounts payable, trade		2,457.7	2,344.0	2,467.0
Liabilities to affiliated companies		574.4	547.8	572.6
Miscellaneous liabilities	25	2,384.6	2,274.3	2,986.2

Liabilities		9,202.2	8,776.5	8,860.8

Deferred income		387.7	369.8	351.4

Total stockholders' equity and liabilities		$36,787.4	€35,085.8	€36,875.0

Solely for the convenience of the reader, the 2002 financial information has been translated into U.S. dollars using the December 31, 2002 noon buying rate of the Federal Reserve Bank of New York of $1.0485 = €1.00.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BASF GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS*
(euros and dollars in millions)

	Year ended December 31,
	2002	2002	2001	2000
Net income (excluding extraordinary income)	$1,577.4	€1,504.4	€(117.6)	€1,239.8
Depreciation and amortization of fixed assets	2,622.9	2,501.6	2,933.1	2,928.9
Changes in pension provisions/prepaid pension assets and other items	(350.2)	(334.0)	260.1	273.0
Net gains from disposal of fixed assets and marketable securities	(342.0)	(326.2)	(74.0)	(373.2)
Changes in inventories	(217.5)	(207.4)	100.3	(676.0)
Changes in receivables	(11.3)	(10.8)	(216.8)	(1,088.4)
Changes in other operating liabilities and provisions	(854.1)	(814.6)	(566.4)	687.8

Cash provided by operating activities	2,425.2	2,313.0	2,318.7	2,991.9

Payments related to tangible and intangible fixed assets	(2,527.3)	(2,410.4)	(2,810.6)	(2,905.9)
Payments related to financial assets and securities	(410.5)	(391.5)	(740.5)	(839.6)
Payments related to acquisitions	(280.2)	(267.2)	(461.3)	(6,117.2)
Proceeds from divestitures	5.7	5.4	7,503.4	304.9
Proceeds from the disposal of fixed assets and securities	943.4	899.8	628.6	727.8

Cash used in investing activities	(2,268.9)	(2,163.9)	4,119.6	(8,830.0)

Proceeds from capital increases	40.2	38.3	175.5	95.3
Share repurchase	(524.0)	(499.8)	(1,299.4)	(699.8)
Proceeds from the addition of financial indebtedness	3,279.5	3,127.8	1,779.5	11,238.9
Repayment of financial indebtedness	(2,189.3)	(2,088.0)	(6,071.9)	(4,579.4)
Dividends paid
to shareholders of BASF Aktiengesellschaft	(795.2)	(758.4)	(1,214.1)	(694.7)
to minority shareholders	(89.1)	(85.0)	(52.2)	(52.8)

Cash used in financing activities	(277.9)	(265.1)	(6,682.6)	5,307.5

Net change in cash and cash equivalents	(121.6)	(116.0)	(244.3)	(530.6)

Effects on cash and cash equivalents from foreign exchange rates	(14.3)	(13.6)	3.7	27.4
from changes in scope of consolidation	0.3	0.3	95.0	18.5
Cash and cash equivalents as of beginning of year	377.4	359.9	505.5	990.2

Cash and cash equivalents as of end of year	241.8	230.6	359.9	505.5

Marketable securities	138.2	131.8	382.9	364.1

Liquid funds as shown on the balance sheet	$380.0	€362.4	€742.8	€869.6

*
For other information regarding Consolidated Statements of Cash Flows, see explanations in Note 12.

Solely for the convenience of the reader, the 2002 financial information has been translated into U.S. dollars using the December 31, 2002 noon buying rate of the Federal Reserve Bank of New York of $1.0485 = €1.00.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BASF GROUP

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(euros in millions)

2002	Number of subscribed shares outstanding	Subscribed capital	Capital surplus	Retained earnings	Currency translation adjustment	Minority interests	Total stockholders' equity
January 1, 2002	583,401,370	€1,493.5	€2,913.9	€12,222.4	€532.3	€359.7	€17,521.8
Share buy-back and cancellation of own shares including own shares intended to be cancelled	(13,085,000)	(33.5)	33.5	(499.8)	—	—	(499.8)
Dividends paid	—	—	—	(758.4)	—	(85.0)*	(843.4)
Net income	—	—	—	1,504.4	—	94.3	1,598.7
(Decrease)/increase of foreign currency translation adjustments	—	—	—	—	(862.0)	(10.6)	(872.6)
Capital injection by minority interests	—	—	—	—		38.3	38.3
Changes in scope of consolidation and other changes	40	—	—	(0.4)	—	(0.4)	(0.8)

December 31, 2002	570,316,410	€1,460.0	€2,947.4	€12,468.2	€329.7	€396.3	€16,942.2

2001	Number of subscribed shares outstanding	Subscribed capital	Capital surplus	Retained earnings	Currency translation adjustment	Minority interests	Total stockholders' equity
January 1, 2001	607,399,370	€1,554.9	€2,745.7	€8,851.1	€661.8	€481.3	€14,294.8
Issuance of new shares from conditional capital through the exercise of warrants attached to the 1986/2001 3% U.S. Dollar Option Bond of BASF Finance Europe N.V.	6,777,000	17.4	89.4	—	—	—	106.8
Share buy-back and cancellation of own shares including own shares intended to be cancelled	(30,775,000)	(78.8)	78.8	(1,299.5)	—	—	(1,299.5)
Dividends paid	—	—	—	(1,214.1)	—	(52.2)*	(1,266.3)
Net income	—	—	—	5,858.2	—	(32.6)	5,825.6
(Decrease)/increase of foreign currency translation adjustments	—	—	—	—	(129.5)	—	(129.5)
Capital injection by minority interests	—	—	—	—	—	68.8	68.8
Changes in scope of consolidation and other changes	—	—	—	26.7	—	(105.6)	(78.9)

December 31, 2001	583,401,370	€1,493.5	€2,913.9	€12,222.4	€532.3	€359.7	€17,521.8

2000	Number of subscribed shares outstanding	Subscribed capital	Capital surplus	Retained earnings	Currency translation adjustment	Minority interests		Total stockholders' equity
January 1, 2000	620,984,640	€1,589.7	€2,675.2	€9,001.7	€549.3	€329.3		€14,145.2
Issuance of new shares from conditional capital through the exercise of warrants attached to the 1986/2001 3% U.S. Dollar Option Bond of BASF Finance Europe N.V.	2,271,230	5.8	29.9	—	—	—		35.7
Share buy-back and cancellation of own shares	(15,856,500)	(40.6)	40.6	(699.8)	—	—		(699.8)
Dividends paid	—	—	—	(694.7)	—	(52.8	)*	(747.5)
Net income	—	—	—	1,239.8	—	42.6		1,282.4
(Decrease)/increase of foreign currency translation adjustments	—	—	—	—	112.5	(5.3)		107.2
Capital injection by minority interests	—	—	—	—	—	59.5		59.5
Changes in scope of consolidation and other changes	—	—	—	4.1	—	108.0		112.1

December 31, 2000	607,399,370	€1,554.9	€2,745.7	€8,851.1	€661.8	€481.3		€14,294.8

*
Profit and loss transfers to minority interests.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BASF GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    Summary of accounting policies

(a)  Basis of presentation

        The Consolidated Financial Statements of BASF Aktiengesellschaft ("BASF" or "BASF Aktiengesellschaft") are based on the accounting and valuation principles of the German Commercial Code (Handelsgesetzbuch) and the German Stock Corporation Act (Aktiengesetz) as well as the accounting standards of the German Accounting Standards Committee (Deutscher Standardisierungsrat), collectively "German GAAP". The accounting principles conform to generally accepted accounting principles in the United States (U.S. GAAP) to the extent permissible under the German Commercial Code. The reconciliation of remaining significant deviations to U.S. GAAP is described in Note 4 to these Consolidated Financial Statements.

        The translation of euros into U.S. dollars ($) has been made solely for the convenience of the reader at the noon buying rate of the Federal Reserve Bank of New York on December 31, 2002, which was $1.0485 = €1.00. No representation is made that such euro amounts could have been or could be converted into dollars at that or any other exchange rate on such date or any other dates.

(b)  Scope of consolidation

        The Consolidated Financial Statements include BASF Aktiengesellschaft, the parent company, and all material subsidiaries in which BASF Aktiengesellschaft directly or indirectly exercises a majority of the voting rights (collectively, the "Company"). Furthermore, material 50% joint ventures are included on a proportional consolidation basis, with the exception of the joint venture Basell group, which is accounted for using the equity method. Basell group largely operates independently and is not included in the planning and approval processes of BASF.

        Consolidated companies and changes to the scope of consolidation:

	2002	2001	2000
Consolidated companies as of January 1	154	170	150
thereof proportional consolidation	11	6	16
First-time consolidations	7	27	41
thereof proportional consolidation	—	5	—
Deconsolidations	6	43	21
thereof proportional consolidation	—	—	10

Consolidated as of December 31	155	154	170
thereof proportional consolidation	11	11	6

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

	2002	2001	2000
Affiliated companies	21	24	22
Joint ventures	1	1	3
Other associated companies	4	3	3

	26	28	28

        Major changes to the scope of consolidation, other than those relating to corporate structure, are as follows:

2002:

        First-time consolidations comprise:

  •
  Frank Wright Ltd., Ashbourne, United Kingdom, which operates production plants for animal feed precursors, due to increased significance.
  •
  Clyde Netherlands B.V. and Clyde Petroleum Exploratie B.V. of the Hague, the Netherlands, which were acquired in 2002 and are included in the Oil & Gas segment.
  •
  Another four companies in Germany, the Netherlands and Mexico, previously not consolidated because of minor significance.

        Deconsolidations comprise:

  •
  Six companies due to merger with other affiliates, liquidation, or due to declining significance.

2001:

        First-time consolidations comprise:

  •
  BASF SONATRACH PropanChem S.A., Tarragona, Spain, which constructs plants for propylene production that are expected to start production in the first quarter of 2003.
  •
  ELLBA Eastern (Pte.) Ltd., Singapore, our joint venture with Shell, has constructed plants for styrene and propylene oxide. Production started in the second half of 2002.
  •
  BASF-YPC Company Ltd., Nanjing, China, our joint venture with SINOPEC to set up a petrochemical Verbund site in Nanjing, China.
  •
  BASF NOF Coatings Company Ltd., Tokyo, Japan, our joint venture with NOF, Tokyo, Japan, for the production and marketing of coatings, especially for the Japanese market.
  •
  BASF Styrenics Private Ltd., Mumbai, India, a producer of polystyrene, which was acquired at the end of 2000.
  •
  Another 22 subsidiaries, previously not consolidated, because of increased significance. They are located in Turkey, Japan, China, Russia, Poland, Norway, Finland and other countries.

        Deconsolidations comprise:

  •
  32 companies in the course of the sale of the pharmaceuticals and generics business;
  •
  11 companies due to merger with other affiliates, liquidation or declining significance.

2000:

        First-time consolidations comprise:

  •
  BASF Coatings Ltd., Deeside, United Kingdom, a coil coatings manufacturer, acquired from Norsk Hydro in 1999.
  •
  BASF PETRONAS Chemicals Sdn. Bhd. (BASF's share: 60%, PETRONAS' share: 40%) and BASF Services (Malaysia) Sdn. Bhd., Petaling Jaya, Malaysia, which operate the Verbund site in Kuantan, Malaysia.
  •
  22 subsidiaries from the crop protection business of American Home Products Corp. acquired in the middle of 2000; the major part of this business was directly acquired through asset purchases by consolidated subsidiaries of BASF.
  •
  Another 16 subsidiaries previously not consolidated.

        Deconsolidations comprise primarily:

  •
  The divestiture of Wintershall (U.K.) Limited and Wintershall Exploration (U.K.) Limited, London, United Kingdom.
  •
  14 companies of the Targor Group and the Elenac Group, due to the contribution of the polyolefins business to the joint venture Basell N.V.

        Changes in the scope of consolidation, acquisitions and divestitures had the following effects on the changes in the Consolidated Financial Statements:

	2002		2001		2000
	(euros in millions)
Sales	€(210)	(0.6)%	€(2,649)	(7.4)%	€(702)	(2.4)%
Thereof:
Acquisitions	118	0.4	1,486	4.1	1,056	3.6
Divestitures	(404)	(1.2)	(4,452)	(12.4)	(1,919)	(6.5)
Changes in scope of consolidation	76	0.2	317	0.9	161	0.5
Fixed assets	705.3	3.3	(522.6)	(2.4)	5,140.7	32.0
thereof property, plant and equipment	414.5	2.9	155.4	1.1	633.5	5.1
Inventories and receivables	49.2	0.3	(1,105.4)	(6.9)	1,357.5	10.9
Liquid funds	24.1	3.2	(261.0)	(30.0)	4.6	0.3

Assets	€778.6	2.1%	€(1,889.0)	(4.9)%	€6,502.8	21.7%

Stockholders' equity	(19.5)	(0.1)	5,690.6	39.8	343.3	2.4
Financial liabilities	285.7	10.1	(5,654.2)	(71.6)	5,855.6	452.4
Other liabilities	512.4	3.1	(1,925.4)	(11.8)	303.9	2.1

Stockholders' equity and liabilities	€778.6	2.1%	€(1,889.0)	(4.9)%	€6,502.8	21.7%

Significant acquisitions

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

        The following unaudited pro forma data summarize the results of operations for the year 2000, as if the above acquisition had been completed as of the beginning of this period. The pro forma data give effect to actual operating results prior to the acquisition, adjusted to include the pro forma effect of interest expense, amortization of intangibles and income taxes. The 2000 pro forma data include a one-time cost of €344 million related to the integration of the business. The pro forma results do not include any anticipated cost savings from the combination of the crop protection businesses of AHP and BASF. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition occurred as of the beginning of the periods presented or that may be obtained in the future.

2000
Net sales	€37,130.7
Income from operations	3,381.7
Net income	1,351.8
Earnings per share (German GAAP)	2.20

        The effects on a pro forma basis of 2002 and 2001 acquisitions on net sales, net income and basic and diluted earnings per share were not material.

Announced acquisitions and divestitures

        In October 2002, BASF Aktiengesellschaft and Bayer CropScience AG agreed on the acquisition of a portfolio of crop protection products and the related production facilities in Elbeuf, France, for a consideration of approximately €1.2 billion. The portfolio generated net sales of approximately €500 million in 2001. The transaction is subject to approval of the involved antitrust authorities.

        In January 2003, BASF and Honeywell International Inc, Morris Township, NJ, signed definitive agreements for two transactions. BASF will acquire Honeywell's engineering plastics business, which generated net sales of approximately €400 million in 2002. BASF will divest to Honeywell its nylon fibers business with net sales of approximately €380 million in 2002. This asset swap involves a cash payment of $170 million by BASF and of $80 million by Honeywell within one year of the transaction's close. Both transactions are subject to regulatory approval.

Proportional consolidation

        The Company accounts for its investments in 11 joint ventures (2001: 11, 2000: 6) using the proportional consolidation method, as permitted under German GAAP. Under U.S. GAAP, all investments in joint ventures must be accounted for using the equity method. The differences in accounting treatment between proportional consolidation and the equity method of accounting have no impact on reported stockholders' equity or net income. Rather, they relate solely to matters of classification and display. The United States Securities and Exchange Commission (SEC) permits the omission of such differences in classification and display in the reconciliation to U.S. GAAP appearing in Note 4.

        Condensed financial information relating to the Company's pro rata interest in joint ventures accounted for using the proportional consolidation method is as follows:

	Year ended December 31,
Statement of income information
	2001	2000	1999
	(euros in millions)
Sales	€1,719.5	€1,809.4	€2,732.3
Gross profit	169.0	165.4	314.6
Income from operations	92.3	82.9	164.5
Income before taxes and minority interests	108.6	101.7	199.6
Net income	87.6	81.5	137.7
	As of December 31,
Balance sheet information
	2002	2001
	(euros in millions)
Fixed assets	€950.5	€851.0
thereof property, plants, and equipment	857.5	755.3
Inventories and receivables	451.6	614.2
Liquid funds	26.4	64.8

Total assets	€1,428.5	€1,530.0

Stockholders' equity	€508.6	€459.4
Provisions	139.1	179.4
Financial liabilities	59.8	59.1
Other liabilities	721.0	832.1

Total liabilities and stockholders' equity	€1,428.5	€1,530.0

	Year ended December 31,
Cash flow information
	2002	2001	2000
	(euros in millions)
Cash provided by operating activities	€125.6	€180.9	€68.7
Cash used in investing activities	(155.0)	(382.5)	(13.9)
Cash used in (provided by) financing activities	2.8	168.0	(50.5)

Net change in cash and cash equivalents	€(26.6)	€(33.6)	€5.8

Summarized financial information for significant associated companies accounted for using the equity method

        Condensed financial information of the significant companies accounted for using the equity method, Basell Group (BASF's share: 50%), DyStar Group (BASF's share: 30%), Svalöf Weibull

Group (BASF's share: 40%) and, from 2002 onward, the Solvin Group (BASF's share: 25%) is as follows:

	Year ended December 31,
Statement of income information
	2002	2001	2000
	(euros in millions)
Sales	€7,944.9	€7,708.0	€2,820.0
Gross profit	1,283.8	688.7	428.0
Income from operations	197.7	(222.7)	(101.7)
Income before taxes and minority interests	96.8	(315.9)	178.0
Net income	67.6	(218.1)	(135.9)

BASF's share of net income	19.8	(108.2)	(59.9)

	As of December 31,
Balance sheet information
	2002	2001
	(euros in millions)
Fixed assets	€5,812.3	€5,900.1
thereof property, plants, and equipment	3,843.5	3,789.7
Inventories and receivables	2,506.3	2,380.3
Liquid funds	251.2	226.9

Total assets	€8,569.8	€8,507.3

Stockholders' equity	€3,933.8	€3,800.6
Provisions	956.6	865.4
Financial liabilities	2,088.2	2,265.5
Other liabilities	1,591.2	1,575.8

Total liabilities and stockholders' equity	€8,569.8	€8,507.3

BASF's investment	€1,816.7	€1,799.6

        List of shares held:    A list of companies included in the Consolidated Financial Statements as well as a list of all companies in which BASF has a participation, has been deposited in the Commercial Register HRB 3000 in Ludwigshafen (Rhein), Germany, as required by the German Commercial Code, Section 313(2). The list of shares held can be obtained as a separate report from BASF Aktiengesellschaft.

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

        Eliminations:    Transactions between consolidated companies are eliminated in full, and those for joint ventures on a pro rata basis. Inter-company profits resulting from sales between consolidated companies are eliminated unless they originate from the construction of plants under customary market conditions and are of minor significance. With regard to the companies accounted for under the equity method, inter-company profits resulting from sales on customary market conditions are not eliminated because the amounts are insignificant or because determining them would involve a disproportionate amount of effort.

        Capital consolidation:    Capital consolidation is based on a method equivalent to the purchase method required under U.S. GAAP. At the time of acquisition, the acquisition cost of participations is offset against the proportionate share of equity acquired. Differences arising are allocated to the assets or liabilities of the acquired company up to their fair values or capitalized as intangible fixed assets, if they can be reliably identified and measured. Differences not allocated to individual assets are capitalized as goodwill and amortized within the expected useful life, within a period of five to 20 years.

        Revenue recognition:    Revenues from product sales and the performance of services are recognized upon shipment to customers or performance of services if ownership and risks transferred to the buyer. Provisions for discounts, sales returns, rebates to customers, estimated future warranty obligations and other claims are provided for in the same period the related sales are recorded.

        Intangible assets:    Intangible assets are valued at acquisition cost less scheduled straight-line amortization. The weighted average amortization period for the intangible assets is 12 years for 2002 and 11 years for 2001 based on the following expected useful lives:

Estimated lives
	2002	2001
(years)
Goodwill	5 - 20	5 - 20
Product rights and licenses	3 - 10	3 - 10
Marketing, supply and similar rights	4 - 20	4 - 20
Know-how and patents	3 - 15	5 - 15
Concessions, explorations rights and similar rights	3 - 25	3 - 25
Software	1 - 5	2 - 5
Other rights and values	5 - 30	5 - 25

        Goodwill is assigned to reporting units and tested annually for impairment from 2002 onward in accordance with U.S. GAAP. There are two steps to the goodwill impairment test. The first step, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. In computing fair value, the Company utilizes discounted future cash flows, based on long-term earnings forecasts for the reporting units taking into account macroeconomic and business conditions (see also Note 4g).

        The Company evaluates the other intangible assets whenever significant events or changes in circumstances occur which might impair recovery of recorded asset costs.

        Property, plant and equipment:    Property, plant and equipment are stated at acquisition or production cost less scheduled depreciation over their estimated useful lives. Low-value assets are fully depreciated in the year of acquisition and are shown as retirements. Movable depreciable fixed assets that are functionally integrated are treated as a single asset item.

        The cost of self-constructed plants includes direct costs and an appropriate proportion of the overhead cost of units involved in the construction, but excludes financing costs, pension funds, or voluntary social benefits for the period of construction. Fixed assets, including long-distance natural gas pipelines, are depreciated using the straight-line method. Movable fixed assets put into operation before 2001 are mostly depreciated by the declining balance method, with a change to straight-line depreciation when this results in higher depreciation amounts (see Note 2).

        The weighted average periods of depreciation are as follows for 2002 and 2001:

	Estimated lives
	2002	2001
	(years)
Buildings and structural installations	22	23
Industrial plant and machinery	11	10
Long-distance natural gas pipelines	25	25
Working and office equipment and other facilities	7	10

        Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Measurement of an impairment loss for long-lived assets that the Company expects to hold and use is based on the fair value of the asset, which is usually based on the discounted expected future cash flows from the use of the asset and its eventual disposition.

        The Company follows the successful efforts method of accounting for its oil and gas operations. Under this method, costs of successful and uncompleted oil and gas drilling operations are capitalized as tangible assets. Successful drillings are depreciated under the unit-of-production basis. Successful drillings of German operations that were completed before the end of 2000 are depreciated under the declining balance method over the estimated useful lives of eight years (for drilling in old fields) and 15 years. Geophysical expenditures, including exploratory and dry-hole costs, are charged against income.

        Financial assets:    Shares in more significant non-consolidated affiliated or associated companies are accounted for by the equity method. Other shares, participations and securities held as fixed assets are shown at acquisition cost or, where an other-than-temporary impairment of value occurs, at the appropriate lower values. Investments in affiliated and associated companies accounted for using the equity method are carried at cost of acquisition, plus the Company's equity in undistributed earnings. Goodwill associated with such investments is amortized over a period of between four and 10 years.

        Interest-bearing loans are stated at cost; non-interest-bearing loans or loans at below market interest rates are stated at their present value. Loans are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due. In such circumstances, the Company recognizes an impairment loss based on the estimated fair value of the loan.

        Inventories:    Inventories are carried at acquisition costs or production costs. They are valued at market values if lower than cost. These lower values are the replacement costs for raw materials and factory supplies and merchandise and, in the case of work in process and finished products, the expected sales proceeds less costs to be incurred prior to sale or lower reproduction cost. Production costs include, in addition to direct costs, an appropriate allocation of overhead cost of production using normal utilization rates of the production plants. Financing costs, pension funds, or voluntary social benefits are not included in production costs.

        Construction-in-progress relates mainly to chemical plants under construction for third parties. Profits are recognized at finalization and billing of a project or part of a project. Expected losses are recognized by write-downs to the lower attributable values.

        Receivables and other assets:    Receivables are generally carried at their nominal value. Notes receivable and loans generating no or a low-interest income are discounted to their present values. Lower attributable values due to risks of collectibility and transferability are covered by appropriate valuation allowances.

        Securities:    Securities are valued at cost. They are valued at quoted or market values if lower than cost.

        Cash and Cash Equivalents:    Cash and Cash Equivalents mainly comprise cash at banks, cash on hand and checks in transit.

        Deferred tax assets:    Deferred tax assets are recorded for taxable temporary differences between the valuation of assets and liabilities in the financial statements of the consolidated companies and the carrying amounts for tax purposes. Beginning in 2001, deferred taxes have been recorded for tax loss carryforwards (see Note 2). For companies located in Germany a 38% tax rate is applied; for other companies the tax rates applicable in the individual countries are used. Appropriate valuation allowances are made if expected future earnings of a company make it seem more likely than not that the tax benefits will not be realized.

        Provisions:    Provisions for pensions are based on actuarial computations made predominantly according to the projected unit credit method. Similar obligations, especially those arising from commitments made by North American Group companies to pay the healthcare costs and life insurance premiums of retired staff and their dependents, are included in pension provisions.

        Tax provisions are recognized for German trade income tax and German corporation tax and similar income taxes in the amount necessary to meet the expected payment obligations, less any prepayments that have been made. Provisions for deferred taxes are recognized for a net liability from taxable temporary differences between the valuation of assets and liabilities in the financial statements of the consolidated companies and the carrying amounts for tax purposes, using the tax rates applicable in the individual countries.

        Other provisions are recorded for the expected amounts of contingent liabilities and probable losses from pending transactions. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements.

        Maintenance provisions are established to cover omitted maintenance procedures as of the end of the year, expected to be incurred within the first three months of the following year. The amount provided is based on reasonable commercial judgment.

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

        In addition, provisions are accrued for regular shutdowns within prescribed intervals of certain large-scale plants as required by technical surveillance authorities. Provisions are accrued in installments until the next scheduled shutdown based upon the expected costs to carry out these measures. Provisions are not recorded for the costs to temporarily shut down the facilities or for forgone earnings.

        Provisions for restructuring measures are recorded when a commitment from management exists and a detailed plan has been established. Such provisions include severance payments and other personnel-related costs, as well as specific site restructuring costs such as the costs for demolition and closure.

        Provisions for long-service and anniversary bonuses are actuarially calculated, predominantly using an interest rate of 5.5%. For partial retirement programs, the present value of promised top-up payments are set aside in full and the wage and salary payments due during the passive phase of agreements are accrued through installments and discounted at an interest rate of 5.5%. Provisions are recorded for the expected costs of partial retirement programs that are anticipated to be contracted during the term of the collective bargaining agreements, taking into consideration the ceilings provided in the collective agreements.

        The formation of provisions for the BASF stock option program (BOP) and BASF' incentive share program "plus" is described in detail in Note 27.

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

        Derivative financial instruments:    Derivative financial instruments are treated as pending transactions and are not recorded as assets or liabilities. Underlying transactions and hedging measures are combined and valued together, when applicable. Profits from hedging transactions which cannot be allocated to a particular underlying transaction are recorded in income upon maturity. Unrealized losses from hedging transactions, which cannot be allocated to a particular underlying transaction are recognized currently in earnings and included in provisions. The use of derivative financial instruments to hedge against foreign currency, interest rate, and price risks is described in detail in Note 28.

        Translation of foreign currency financial statements:    The translation of foreign currency financial statements conforms with Statement of Financial Accounting Standard (SFAS) 52. The local currency is the functional currency of BASF subsidiaries and joint ventures in North America, Japan, Korea, China, Brazil, and Singapore. Translation therefore takes place using the balance sheet method. Balance sheet items are translated to euros at year-end rates except equity accounts at historical rates. Expenses and income are translated at monthly average rates and accumulated for the year. The effects of rate changes are shown under "currency translation adjustment" as a separate component of equity and are treated as income or expense only when a company is disposed of.

        The euro is the functional currency for the remaining companies outside the eurozone. Remeasurement therefore takes place using the temporal method: fixed assets except loans, and paid in capital are translated using historical rates. The other assets, liabilities, and provisions are translated using the year-end rates. Expenses and income are converted at quarterly average rates cumulated to year-end figures, except for those items derived from balance sheet items converted at historical rates, which are also translated at historical rates. Foreign exchange gains or losses resulting from the remeasurement process are included in other operating expenses or income.

        Earnings per share:    The calculation of earnings per share is based on the average number of common shares outstanding during the applicable period and the net income of the period.

        Use of estimates in financial statement preparation:    The preparation of financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. In the preparation of these Consolidated Financial Statements, estimates and assumptions have been made by management concerning the selection of useful lives of property, plant and equipment and intangible assets, the measurement of provisions, the carrying value of investments, and other similar evaluations of assets and obligations. Given the uncertainty regarding the determination of these factors, actual results could differ from these estimates.

        Reclassifications:    Certain reclassifications have been made to the prior periods to conform to the 2002 presentation.

2.    Change in accounting principles

        The accounting and valuation principles were changed in 2001 as follows:

        Additions of movable assets to property, plant and equipment are depreciated using the straight-line method, which is considered to better reflect the development of values of the Company's plants. Movable assets of property, plant and equipment already in use before the end of 2000 continue to be depreciated by the declining balance method with a change to straight-line depreciation when this results in higher depreciation amounts. Successful drillings in the oil and gas operations added in 2001 are depreciated under the unit-of-production method. Successful drillings of German operations that began production prior to 2001 continue to be depreciated under the declining balance method.

        In 2001, the effect of the change in depreciation methods in 2001 was to reduce depreciation expense by €171.9 million and to increase net income by €110.2 million, or €0.18 per share.

        Beginning in 2001, deferred tax assets for tax loss carryforwards are recorded if the expected future earnings of a company make it seem more likely than not that the tax benefit will be realized. This accounting treatment, mandatory under U.S. GAAP, is allowed in Germany based on the recently issued Standard No. 10 of the German Accounting Standards Board.

        Deferred tax assets for tax loss carryforwards arising in 2001 reduced income tax expenses and correspondingly increased net income by €219.7 million, or €0.37 per share.

        Deferred tax assets recorded retroactively for tax loss carryforwards prior to 2001 resulted in an increase in net income of €50.6 million, or €0.08 per share, which is disclosed separately in the Consolidated Statements of Income as "Effect of the change in accounting principles for deferred taxes."

        The changes in accounting principles in 2001 increased earnings per share in 2001 by €0.63.

3.    Discontinued operations

        On March 2, 2001, BASF's pharmaceuticals business was sold on the basis of an agreement dated December 14, 2000 to Abbott Laboratories Inc., Abbott Park, Illinois. Net sales and income of the pharmaceuticals business are shown separately and included in the financial statements of the BASF Group as well as in the data of the former business segment Health & Nutrition (now called Agricultural Products & Nutrition) for 2000 and for the period ended March 1, 2001.

        The pharmaceuticals business is considered a discontinued operation under U.S. GAAP and would therefore not be included in the results from continuing operations for the years 2000 and 2001. The effect on the Consolidated Financial Statements would be as follows:

Income statement

	2001	2000
	(euros in millions)
Sales	€364	€2,526
Income from operations	30	243
Income before taxes	31	260
Net income/income from discontinued operations	19	156

        Net income from discontinued operations has been determined using a 40% income tax rate.

        The gain on the disposal of the pharmaceuticals business was separately disclosed as extraordinary income in 2001 (Note 9). According to U.S. GAAP, this gain would be adjusted for U.S. GAAP valuation differences and reported as part of income from discontinued operations.

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

BASF GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Reconciliation of net income to U.S. GAAP

		Year ended December 31,
	Note	2002	2002	2001	2000
		(euros and dollars in millions except per share amounts)
Net income as reported in the Consolidated Financial Statements of income under German GAAP		$1,577.3	€1,504.4	€5,858.2	€1,239.8
Adjustments required to conform with U.S. GAAP:
Capitalization of interest	(a)	(6.7)	(6.4)	50.7	53.7
Capitalization of software developed for internal use	(b)	32.0	30.5	64.1	51.0
Valuation of pension funds	(c)	74.7	71.2	81.7	118.9
Accounting for derivatives at fair value and valuation of long-term foreign currency items at year end rates	(d)	(150.9)	(143.9)	(74.3)	69.4
Valuation of securities at market values	(e)	—	—	(4.5)	—
Valuation adjustments relating to companies accounted for under the equity method	(f)	13.5	12.9	(30.3)	8.3
Reversal of goodwill amortization and write-offs due to permanent impairment	(g)	221.2	211.0	—	—
Other adjustments	(h)	(0.5)	(0.5)	(6.8)	(9.0)
Deferred taxes and recognition of tax credit for dividend payments	(i)	50.4	48.1	(252.0)	(73.7)
Minority interests	(j)	(10.9)	(10.4)	5.6	(4.8)

Net income in accordance with U.S. GAAP		$1,800.1	€1,716.9	€5,692.4	€1,453.6

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

        The BASF employee participation program "plus" has been included in the computation of diluted earnings per share. Due to a resolution by the Board of Executive Directors in 2002, the gain from the exercise of options from the BASF stock option program (BOP) for senior management had no dilutive effect, because the gain from the exercise of options is paid in cash.

        Options outstanding are potential common stock but were not included in the computation of earnings per share in 2002 and 2001 as their effect was anti-dilutive.

	Year ended December 31,
	2002	2002	2001	2000
	(euros and dollars in millions except per share amounts)
Net income in accordance with U.S. GAAP	$1,800.1	€1,716.9	€5,692.4	€1,453.6

thereof:
Income (loss) from continuing operations	1,800.1	1,716.9	(238.2)	1,302.1
Income from discontinued operations including gain from disposal	—	—	5,892.6	151.5
Cumulative effect of implementing SFAS 133 as of Jan. 1, 2001	—	—	38.0	—
Number of shares (thousands)	2002	2001	2000
Weighted average shares outstanding	579,118	602,586	612,806
Dilutive Effects:
Incremental shares from assumed conversion of convertible bonds	—	—	8,775
Weighted average shares outstanding, adjusted for dilutive securities	579,118	602,586	621,581
	Year ended December 31,
	2002	2002	2001	2000
	(euros and dollars in millions except per share amounts)
Basic earnings per share in accordance with U.S. GAAP	$3.10	€2.96	€9.45	€2.37
(Loss) income from continuing operations	$3.10	€2.96	€(0.39)	€2.13
Income from discontinued operations including gain from disposal	—	—	€9.78	€0.24
Cumulative effect of implementing SFAS 133 as of Jan. 1, 2001	—	—	€0.06	—
Diluted earnings per share in accordance with U.S. GAAP	$3.10	€2.96	€9.45	€2.35

Reconciliation of stockholders' equity to U.S. GAAP

		Year ended December 31,
	Note	2002	2002	2001
		(euros and dollars in millions)
Stockholders' equity as reported in the Consolidated Balance Sheets under German GAAP		$17,763.9	€16,942.2	€17,521.8
Minority interests		(415.5)	(396.3)	(359.7)

Stockholders' equity excluding minority interests		17,348.4	16,545.9	17,162.1
Adjustments required to conform with U.S. GAAP:
Capitalization of interest	(a)	569.1	542.8	566.5
Capitalization of software developed for internal use	(b)	202.2	192.8	165.2
Valuation of pension funds	(c)	958.3	914.0	860.9
Accounting for derivatives at fair value and valuation of long-term foreign currency items at year end rates	(d)	(120.7)	(115.1)	37.6
Valuation of securities at market values	(e)	105.5	100.6	363.3
Valuation adjustments relating to companies accounted for under the equity method	(f)	145.0	138.3	126.0
Reversal of goodwill amortization and write- offs due to permanent impairment	(g)	217.5	207.4	—
Other adjustments	(h)	113.1	107.9	116.5
Deferred taxes and recognition of tax credit for dividend payments	(i)	(722.2)	(688.8)	(841.3)
Minority interests	(j)	(27.3)	(26.0)	(18.6)

Stockholders' equity in accordance with U.S. GAAP		$18,788.9	€17,919.8	€18,538.2

        (a)    Capitalization of interest:    For U.S. GAAP purposes, the Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets. The capitalization of interest relating to capital projects is not permissible under German GAAP.

        In calculating capitalized interest, the Company has made assumptions with respect to the capitalization rate and the average amount of accumulated expenditures. The Company's subsidiaries generally use the entity-specific weighted-average borrowing rate as the capitalization rate.

        (b)    Capitalization of software developed for internal use:    Certain costs incurred for computer software developed or obtained for the Company's internal use are to be capitalized beginning in 1999 and amortized over the expected useful life of the software. Such costs have been expensed in these financial statements because the capitalization of self-developed intangible assets is not permissible under German GAAP.

        (c)    Valuation of pension funds:    Pension benefits under Company pension schemes are partly funded in a legally independent fund "BASF Pensionskasse VVaG" ("BASF Pensionskasse"). Pension liabilities and plan assets of BASF Pensionskasse are not included in BASF Group's balance sheet. However, contributions to the BASF Pensionskasse are included in expenses for pensions and assistance.

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

        Net periodic pension cost according to U.S. GAAP would be lower than showing the Company's contribution to the BASF Pensionskasse as expense.

        Information about the funded status of the BASF Pensionskasse is provided in the following table:

	2002	2001
	(euros in millions)
Plan assets as of December 31,	€3,527.9	€3,886.4
Projected benefit obligation as of December 31,	3,413.1	3,294.3

Funded status	114.8	592.1
Unrecognized actuarial losses	593.3	59.8

Prepaid pension asset	€708.1	€651.9

        The valuation of certain pension plans of foreign subsidiaries, according to SFAS 87 also resulted in prepaid pension assets (Note 23), included in the reconciliation to U.S. GAAP. After consideration of unrecognized actuarial gains and losses, €205.9 million in 2002 and €209.0 million in 2001 were included in the reconciliation to U.S. GAAP.

        (d)    Accounting for derivatives at fair value and valuation of long-term foreign currency items:     Beginning in 2001, derivative contracts are to be accounted for at fair values as required by SFAS 133 and 138. Where hedge accounting is not applicable, changes in the fair values of derivative contracts are to be included in net income, together with foreign exchange gains and losses of the underlying transactions.

        Under German GAAP, long-term receivables and liabilities denominated in a foreign currency are converted into euros at the exchange rates of the date when the transactions took place or the lower exchange rates at the end of the year for receivables and the higher exchange rates for liabilities. U.S. GAAP requires conversion at the exchange rate at the end of the year.

        Under German GAAP, unrealized gains on swaps and other forward contracts are deferred until settlement or termination while unrealized expected losses from firm commitments are recognized as of each period end. Under U.S. GAAP, these contracts are marked to market.

        Furthermore, hedge accounting by a combined valuation of underlying transaction and derivatives is allowed by SFAS 133 to a lower extent than applied in these financial statements.

        (e)    Valuation of securities:    Under U.S. GAAP, available-for-sale securities are recorded at market values on the balance sheet date. If the effect comes from unrealized profits or non-permanent impairments, the change in valuation is immediately recognized in a separate component of stockholders' equity. Realized profits and losses are credited or charged to income, as are other than temporary impairments of value. The major part of securities and other investments are considered to be available-for-sale. Under German GAAP, such securities and other investments are valued at the lower of acquisition cost or market value at the balance sheet date.

        (f)    Valuation adjustments relating to companies accounted for under the equity method:    For purposes of the reconciliation to U.S. GAAP, the earnings of companies accounted for using the equity method have been determined using valuation principles prescribed by U.S. GAAP.

        (g)    Reversal of goodwill amortization and write-offs due to permanent impairment:    Goodwill is amortized over its useful life in accordance with German GAAP. The new U.S. GAAP standard SFAS 142 "Goodwill and other Intangible Assets," which was enacted in June 2001 and has to be applied for the first time in 2002 only requires write-offs in case of expected permanent impairment of value. The goodwill amortizations included in these financial statements have to be reversed and added back to net income. Write-offs due to impairment were not necessary.

        In 2001 the retroactive application of SFAS 142 would have resulted in an increase of earnings in accordance with U.S. GAAP of €243.3 million after deduction of €75.0 million income taxes. Earnings per share would have increased by €0.40 in 2001. The increase in 2000 would have been €290.9; accounting for deferred taxes of €88.4 million, earnings per share would have increased by €0.47.

        (h)    Other adjustments:    This item primarily includes the reversal of maintenance provisions and reclassification of provisions for stock compensation. German GAAP requires companies to accrue provisions as of the end of the year for the expected costs of omitted maintenance procedures expected to take place in the first three months of the following year. Such costs would be expensed as incurred under U.S. GAAP. The amounts included in the reconciliation of net income related to maintenance provisions were €6.4 million in 2002, €(5.6) million in 2001, and €(1.4) in 2000; the amounts in the reconciliation of stockholders' equity were €33.7 million in 2002 and €27.3 million in 2001.

        Following a resolution by the Board of Executive Directors in 2002, stock options are to be settled in cash. Under U.S. GAAP, such obligations are to be accounted for as stock appreciation rights based on the intrinsic value of the options on the balance sheet date. Under U.S. GAAP, options granted in prior years, for which cash settlement was not foreseen, are to be accounted for in accordance with SFAS 123 as equity instruments based upon the fair value on the grant date.

        In the present Financial Statements, all obligations resulting from stock options are accounted for based upon the fair value on the balance sheet date. A provision is accrued over the vesting period of the options. The different accounting methods led to a reduction in net income in accordance with U.S. GAAP of €10.7 million in 2002 and €8.3 million in 2001.

        In the present Financial Statements, obligations resulting from stock options are shown as provisions. In accordance with U.S. GAAP, options for which cash settlement was not originally foreseen are still recorded as additions to stockholders' equity.

        Overall, the issuance of option rights resulted in an increase in stockholders' equity of €11.2 million in 2002 and €30.2 million in 2001.

        (i)    Deferred taxes:    The adjustments required to conform with U.S. GAAP would result in taxable temporary differences between the valuation of assets and liabilities in the Consolidated

Financial Statements and the carrying amount for tax purposes. Resulting adjustments for deferred taxes primarily relate to the following:

		Stockholders' equity		Net income
		2002	2001	2002	2001	2000
		(euros in millions)
Capitalization of interest	(a)	€(196.6)	€(209.3)	€7.3	€(17.4)	€4.9
Capitalization of software developed for internal use	(b)	(73.0)	(62.3)	(10.4)	(23.1)	(16.5)
Valuation of pension funds	(c)	(333.0)	(316.4)	(22.2)	(30.2)	26.7
Accounting for derivatives at fair value and valuation of long-term foreign currency items at year end rates	(d)	30.1	(24.3)	35.3	28.1	(24.3)
Valuation of securities at market values	(e)	—	(134.0)	62.2	0.7	—
Valuation adjustments relating to companies accounted for under the equity method	(f)	—	(45.7)	45.7	(0.5)	12.9
Reversal of goodwill amortization and write-offs due to permanent impairment	(g)	(59.7)	—	(60.7)	—	—
Other adjustments	(h)	67.6	77.1	(11.3)	(83.2)	(77.4)
Recognition of tax credit for dividend payments	(i)	(124.2)	(126.4)	2.2	(126.4)	—

		€(688.8)	€(841.3)	€48.1	€(252.0)	€(73.7)

        Other adjustments include in 2001 expenses from the elimination of deferred taxes on tax loss carryforwards, which are recorded in the financial statement since 2001.

        The change of the deferred taxes for foreign currency translation adjustments is recognized in other comprehensive income.

        In accordance with German GAAP, the tax credit related to the distribution of retained earnings previously taxed at higher rates is accounted for as a reduction of income tax expense in the financial year for which the distribution has been recommended. The revised corporation tax system in Germany starting in 2001 recognizes such credits as a reduction of income taxes payable in the year the dividend is paid.

        According to U.S. GAAP, such tax credits are to be recognized as a reduction of income tax expenses in the period in which the tax credits will be recognized for tax purposes. In 2001, this led to a deferral of the recognition of the reduction of taxes of €126.4 million to the dividend payment in 2002. In 2002, the impact on net income of €2.2 million includes the realization of the tax credits for 2001 and the deferral of the reduction of taxes for the proposed dividend for the year 2002 to 2003.

        (j)    Minority interests:    The share of minority shareholders in the aforementioned reconciliation items to U.S. GAAP of net income and stockholders' equity are reported separately.

Consolidation of majority-owned subsidiaries:

        U.S. GAAP requires the consolidation of all controlled subsidiaries. Under German GAAP, the Company does not consolidate certain subsidiaries if their individual or their combined effect on financial position, results of operations and cash flows is not material. The effect of non-consolidated subsidiaries for 2002, 2001 and 2000, on total assets, total liabilities, stockholders' equity, net sales and net income was less than 2%.

        Additionally, under German GAAP, the Company accounts on a prospective basis for previous unconsolidated subsidiaries that are added to the scope of consolidation. U.S. GAAP requires consolidation for all periods that a subsidiary is controlled. The effects of unconsolidated companies on net sales, net income, assets and liabilities would have been immaterial.

New U.S. GAAP accounting standards not yet adopted

        In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations and costs associated with the retirement of tangible long-lived assets and has to be adopted in the fiscal year 2003 for the first time. The expected obligations and costs associated with the demolition of plants and removal of potential damage to the environment have to be accrued as of the start of production as additional costs for the related plants and are depreciated over the useful life. This also includes the change of these potential liabilities due to adjustments to the conditions as of the balance sheet date.

        In June 2002 the FASB issued SFAS 146 "Accounting for Costs Associated with Exit and Disposal Activities", which has to be adopted for the first time in the fiscal year 2003. The expected costs associated with the exit or disposal of business activities can only be accrued when a liability against a third party exists. This includes severance payments for employees, the cancellation of contracts, the shut-down of production facilities and the relocation of employees.

        BASF is verifying the effects of the adoption of SFAS 143 and SFAS 146 on the net sales, net income, assets and liabilities of the BASF Group.

Reporting of comprehensive income

        Comprehensive income in accordance with SFAS 130, "Reporting Comprehensive Income," includes the impact of expenses and earnings, that are not included in net income under U.S. GAAP.

Comprehensive income

	Year ended December 31,
	2002	2001	2000
	(euros in millions)
Net income in accordance with U.S. GAAP (before other comprehensive income)	€1,716.9	€5,692.4	€1,453.6
Change of foreign currency translation adjustments
Gross	(908.6)	(116.0)	113.2
Deferred taxes	24.3	0.7	138.2
Changes in unrealized holding gains on securities
Gross	(262.8)	113.5	158.3
Deferred taxes	71.8	(38.2)	(48.4)
Changes in unrealized losses from cash flow hedges
Gross	(4.6)	—	—
Deferred taxes	1.6	—	—
Additional minimum liability for pensions
Gross	(17.8)	—	(0.2)
Deferred taxes	5.4	—	0.1

Other comprehensive income (loss), net of tax	(1,090.7)	(40.0)	361.3

Comprehensive income, net of tax	€626.2	€5,652.4	€1,814.9

Statement of stockholders' equity

	Year ended December 31,
	2002	2001
	(euros in millions)
Stockholders' equity according to U.S. GAAP before accumulated other comprehensive income	€18,226.7	€17,754.4
Accumulated other comprehensive income:
Translation adjustments
Gross	(348.4)	560.2
Deferred taxes	14.0	(10.3)
Unrealized holding gains on securities
Gross	105.8	368.6
Deferred taxes	(62.9)	(134.7)
Unrealized losses from cash flow hedges
Gross	(4.6)	—
Deferred taxes	1.6	—
Additional minimum liability for pension
Gross	(17.8)	—
Deferred taxes	5.4	—

Accumulated other comprehensive income:	(306.9)	783.8

Total stockholders' equity according to U.S. GAAP including comprehensive income	€17,919.8	€18,538.2

5.    Reporting by segment and region

        The Company is a worldwide manufacturer and supplier of more than 8,000 products. The Company offers a wide range of products, including chemicals, plastics, dyes and pigments, dispersions, automotive and industrial coatings, agricultural products, fine chemicals, crude oil and natural gas.

        The Company conducts its worldwide operations through 12 operating divisions, which have been aggregated into five business segments based on the nature of the products and production processes, the type of customers, the channels of distribution and the nature of the regulatory environment. Certain business units and operating divisions were transferred within the segments Chemicals, Plastics & Fibers and Performance Products and Other in 2001. The figures for 2000 have been restated.

        The business segment Chemicals contains the operating divisions Inorganics, Petrochemicals and Intermediates.

        The business segment Plastics & Fibers includes the operating divisions Styrenics, Performance Polymers and Polyurethanes.

        The business segment Performance Products contains the operating divisions Performance Chemicals, Coatings and Functional Polymers.

        The business segment Agricultural Products & Nutrition includes two reportable segments, Agricultural Products and Fine Chemicals. Figures for the divested pharmaceuticals business formerly a third reportable segment are included in the segment's figures through February 2001.

        The Oil & Gas segment consists of the operating division Oil and Gas, which conducts oil and gas exploration and production, and trades in natural gas.

        Business activities not allocated to any operating division are shown as "Other" and comprise the sale of feedstock, remaining Fertilizers activities, engineering and other services as well as rental income. The income from operations recorded as "Other" includes mainly costs of exploratory research of €197 million in 2002 (2001: €202 million; 2000: €168 million). "Other" also includes net losses from foreign currency transactions of €(143) million in 2002, €(35) million in 2001 and €(42) million in 2000, which are related to financial indebtedness and foreign currency derivitives, and are not allocatable to the segments.

        Transfers between the reportable segments are generally valued at market-based prices and the revenues generated by these transfers are shown in the table below as "Intersegmental transfers."

        The allocation of assets and depreciation to the segments is based on economic ownership. Assets used by more than one segment are allocated based on the percentage of usage.

BASF GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				Agricultural Products & Nutrition
Segment Data 2002	Chemicals	Plastics & Fibers	Performance Products	Total	Agricultural Products	Thereof Fine Chemicals	Oil & Gas	Other	Total
	(euros in millions)
Net sales	€5,317	€8,477	€8,014	€4,924	€2,954	€1,970	€4,199	€1,285	€32,216
Change (%)	18.3	3.6	(1.7)	(15.5)	(15.1)	(0.7)	(7.0)	(3.0)	(0.9)
Intersegmental transfers	2,598	436	326	44	21	36	363	564	4,331

Sales including transfers	7,915	8,913	8,340	4,968	2,975	2,006	4,562	1,849	36,547
Income from operations	635	582	646	55	61	(6)	1,210	(487)	2,641
Change (%)	75.4	—	—		238.9	97.1	(7.5)	(25.5)	117.0
Assets	4,997	6,174	5,218	6,484	5,092	1,392	3,648	8,565	35,086
Return on operational assets (%)	12.9	9.3	11.5	0.8	1.1	—	35.6	—	8.9
Research and development expense	98	138	222	367	285	82	113	197	1,135
Additions to tangible and intangible fixed assets	495	636	288	245	88	157	920	471	3,055
Depreciation of tangible and intangible fixed assets	507	532	488	538	395	143	294	105	2,464

BASF GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

					Agricultural Products & Nutrition
Segment Data 2001	Chemicals	Plastics & Fibers	Performance Products	Total	Agricultural Products	Thereof Fine Chemicals	Pharmaceuticals*	Oil & Gas	Other	Total
	(euros in millions)
Net sales	€4,494	€8,185	€8,154	€5,826	€3,478	€1,984	€364	€4,516	€1,325	€32,500
Change (%)	(0.2)	(25.8)	(3.1)	(13.0)	43.2	14.1	(85.6)	14.1	(1.4)	(9.6)
Intersegmental transfers	2,452	406	322	62	30	29	5	413	477	4,132

Sales including transfers	6,946	8,591	8,476	5,888	3,508	2,013	369	4,929	1,802	36,632
Income from operations	362	(2)	99	(162)	18	(210)	30	1,308	(388)	1,217
Change (%)	(43.4)	—	(83.1)	21.0	—	—	(87.7)	(0.2)	(138.0)	(60.4)
Assets	4,847	6,344	6,048	7,865	6,377	1,488	—	3,149	8,622	36,875
Return on operational assets (%)	8.0	—	1.6	—	0.3	—	—	39.1	—	3.9
Research and development expenses	109	146	197	497	345	78	74	95	203	1,247
Additions to tangible and intangible fixed assets	929	891	418	349	130	199	20	229	497	3,313
Depreciation of tangible and intangible fixed assets	457	679	661	715	496	191	28	302	111	2,925

*    until the end of February 2001

BASF GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				Agricultural Products & Nutrition
Segment Data 2000	Chemicals	Plastics & Fibers	Performance Products	Total	Agricultural Products	Thereof Fine Chemicals	Pharmaceuticals	Oil & Gas	Other	Total
	(euros in millions)
Net sales	€4,504	€11,030	€8,418	€6,693	€2,428	€1,739	€2,526	€3,957	€1,344	€35,946
Change (%)	36.9	27.8	11.5	20.0	39.1	6.3	15.0	29.7	(2.2)	22.0
Intersegmental transfers	2,408	510	314	83	34	44	36	320	264	3,899

Sales including transfers	6,912	11,540	8,732	6,776	2,462	1,783	2,562	4,277	1,608	39,845
Income from operations	640	902	586	(205)	(443)	(5)	243	1,310	(163)	3,070
Change (%)	1.7	37.5	(17.2)	65.4	—	99.4	—	76.8	(22.6)	52.8
Assets	4,232	6,086	6,266	10,203	6,607	1,368	2,228	3,540	8,230	38,557
Return on operational assets (%)	16.8	13.9	10.4	—	—	—	11.8	40.0	—	10.8
Research and development expense	112	172	198	821	275	78	468	50	173	1,526
Additions to tangible and intangible fixed assets	774	633	1,332	3,464	3,260	83	121	267	461	6,931
Depreciation of tangible and intangible fixed assets	455	692	554	845	412	159	274	272	98	2,916

BASF GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Geographical segment data

	Europe	Thereof Germany	North America (NAFTA)	South America	Asia, Pacific Area, Africa	Total
	(euros in millions)
2002
Location of customers
Sales	€17,697	€6,944	€7,808	€1,660	€5,051	€32,216
Change (%)	(1.6)	(3.7)	2.0	(24.1)	8.1	(0.9)
Share (%)	55	22	24	5	16	100
Location of companies
Sales	18,987	13,315	7,932	1,347	3,950	32,216
Sales including transfers	21,471	15,588	8,465	1,449	4,241	35,626
Income from operations	2,357	1,690	23	58	203	2,641
Assets	19,665	13,438	9,299	1,316	4,806	35,086
Additions to tangible and intangible fixed assets	1,997	1,008	373	88	597	3,055
Depreciation of tangible and intangible fixed assets	1,317	855	812	80	255	2,464
2001
Location of customers
Sales	€17,984	€7,212	€7,654	€2,188	€4,674	€32,500
Change (%)	(10.5)	(8.7)	(9.1)	(12.5)	(5.1)	(9.6)
Share (%)	55	22	24	7	14	100
Location of companies
Sales	19,399	13,417	7,772	1,842	3,487	32,500
Sales including transfers	21,652	15,512	8,440	1,927	3,770	35,789
Income from operations	1,926	1,347	(678)	(3)	(28)	1,217
Assets	19,296	13,318	10,616	2,201	4,762	36,875
Additions to tangible and intangible fixed assets	1,539	933	759	144	871	3,313
Depreciation of tangible and intangible fixed assets	1,445	935	1,149	85	246	2,925
2000
Location of customers
Sales	€20,103	€7,897	€8,419	€2,500	€4,924	€35,946
Change (%)	18.3	13.9	24.3	35.7	27.5	22.0
Share (%)	56	22	23	7	14	100
Location of companies
Sales	22,203	14,457	8,441	2,127	3,175	35,946
Sales including transfers	24,444	16,549	8,929	2,232	3,532	39,137
Income from operations	2,577	1,864	99	233	161	3,070
Assets	20,612	13,836	11,364	2,479	4,102	38,557
Additions to tangible and intangible fixed assets	2,674	1,298	3,294	431	532	6,931
Depreciation of tangible and intangible fixed assets	1,653	1,100	899	105	259	2,916

6.    Other operating income

	2002	2001	2000
	(euros in millions)
Release and adjustment of provisions	€107.2	€164.4	€239.5
Income from miscellaneous revenue-generating activities	114.5	115.9	128.4
Gains from foreign currency transactions	41.8	173.7	433.2
Gains from foreign currency conversion	152.6	78.9	66.3
Gains from disposal of assets	22.6	91.7	251.3
Other	277.3	256.9	296.6

	€716.0	€881.5	€1,415.3

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

        Income from miscellaneous revenue-generating activities primarily represents revenues from energy sales, sales of raw materials, as well as income from rentals and logistics services.

        Gains from foreign currency transactions include realized gains from foreign currency derivatives and the conversion of short-term receivables and liabilities in foreign currency at year-end rates when these rates are higher in case of receivables or lower in case of liabilities compared to the rate at first measurement.

        Gains from foreign currency conversion includes gains from currency exposures of financial statements in foreign currency, which are converted into euros under the temporal method. They are related to a higher net asset exposure or lower net liability exposure after conversion into euros than at the previous balance sheet date.

        Gains from the disposal of assets in 2002 are related to the ordinary course of business. Gains in 2001 were especially related to the sale of the generics business of the Pharmaceuticals operating division to Novartis. Gains in 2000 arose primarily from the sale of the Novolen® polypropylene technology of Targor GmbH and the Kraton® polymer business of Elenac GmbH.

        Other includes write offs of valuation allowances on receivables, miscellaneous sales and various other sundry items.

7.    Other operating expenses

	2002	2001	2000
	(euros in millions)
Integration measures, reorganization and shutdowns	€276.6	€1,006.6	€792.7
Environmental protection and safety measures, costs of demolition of fixed assets and costs related to the preparation of capital expenditure projects	269.1	260.8	271.2
Costs from miscellaneous revenue-generating activities	112.1	122.5	116.6
Losses from foreign currency transactions	258.7	282.2	609.5
Losses from foreign currency conversion	68.2	33.0	40.7
Goodwill amortization	211.8	252.0	353.2
Losses from disposal of assets	25.7	30.8	68.6
Other	653.5	938.5	699.4

	€1,875.7	€2,926.4	€2,951.9

        Integration measures, reorganization and shutdowns in 2002 are mainly related to the closure of the ethylene oxide and glycol plants in the NAFTA region, efficiency improvement measures associated with the Site Concept at the Ludwigshafen production site and several measures in the Agricultural Products and Nutrition Segment.

        In 2001, charges arose primarily for the planned shutdown of sites and plants in North America (NAFTA), South America, the United Kingdom, the Netherlands, Germany, Australia and other countries. Additionally, restructuring measures were necessary at European companies due to reorganization of marketing and sales structures. These charges amounted to €747.4 million in total.

        In 2000, charges of €344.2 million related in particular to the integration of the crop protection business of AHP, which was acquired in 2000. The charges comprise severance payments resulting from workforce reductions, the write-off of research in process included in goodwill, and, additional charges resulting from the sale of inventory whose base had been stepped-up as part of the purchase price allocation. Further expenses were related to the restructuring of the Pharmaceuticals segment.

        Environmental protection measures of €10.3 million in 2002, €20.7 million in 2001 and €13.2 million in 2000 were accrued. Further expenses are related to the cost of demolition of fixed assets as well as the preparation of capital expenditure projects if these costs did not fulfill the requirements for capitalization.

        Costs from miscellaneous revenue-generating activities represents costs related to other miscellaneous revenue-generating activities as shown in Note 6.

        Other includes charges relating in particular to amortization of intangible assets as well as various other items. In 2002, provisions of €100 million for damage claims associated with antitrust violations in the vitamins business were included.

        In 2001, additional provisions of €200 million were accrued for the fine imposed by the E.U. Commission related to the antitrust proceedings against several vitamins producers. Further charges related to provisions for expected losses on accounts receivables in Argentina, waiving the peg of the Argentine peso to the U.S. dollar, as well as scrapping of inventories.

        In 2000, expenses for litigations and claims relate primarily to sanctions and compensation payments associated with the vitamins antitrust proceedings in the United States and various other countries along with payments resulting from lawsuits involving the drug Synthroid®.

8.    Financial result

	Year ended December 31
	2002	2001	2000
	(euros in millions)
Income from participating interests and similar income	€131.8	€49.3	€66.6
thereof from affiliated companies	18.1	14.3	18.7
Income from profit transfer agreements	10.3	4.2	14.0
Losses from loss transfer agreements	(8.1)	(11.0)	(15.7)
Losses from companies accounted for under the equity method	(10.2)	(251.8)	(95.9)

Net income (loss) from financial assets	123.8	(209.3)	(31.0)

Write-down of, and losses from, retirement of financial assets as well as securities held as current assets	(31.2)	(22.7)	(6.8)

Income from other securities and financial assets	17.2	13.7	106.5
thereof from affiliated companies	3.7	1.3	1.1
Other interest, income from sale of marketable securities and similar income	274.0	157.0	256.2
thereof from affiliated companies	11.2	18.7	21.6
Interest and similar expenses	(383.6)	(546.9)	(567.2)
thereof to affiliated companies	(21.0)	(12.8)	(9.0)

Interest result	(92.4)	(376.2)	(204.5)

Financial result	€0.2	€(608.2)	€(242.3)

        In 2002, income from participating interests and similar income includes special income of €85.5 million from the sale of BASF Waren- und Anlagenvetriebs-und-leasing Gesellschaft mbH.

        Amortization of goodwill of companies accounted for under the equity method totaling €87.7 million in 2002 (2001: €67.6 million, 2000: €27.8 million) as well as income from the release of negative goodwill of €2.0 million in 2001 as well as in 2000 are included in income (losses) from companies accounted for under the equity method.

        The income (losses) from companies accounted for under the equity method includes in 2001 charges at Basell group for closures of its sites in Wilton, United Kingdom, and Tarragona, Spain, as well as restructuring charges for sites in the United States.

        Other interest, income from the sale of marketable securities and similar income includes gains from the sale of securities and swaps of €243 million in 2002 (2001: €0 million, 2000: €129 million). In 2002, charges from the valuation of DAX-Libor Swaps at lower market values of €48 million have been netted with interest income. As of the balance sheet date, the present value of the future interest payments based on Libor is higher than the higher value of the DAX call option rights.

9.    Extraordinary income

2001
(euros in millions)
Extraordinary revenues	€8,793.9
Extraordinary expenses	2,673.1

Extraordinary income	€6,120.8

        Extraordinary revenues were generated in 2001 from the sale of the pharmaceuticals business including compensation for the surrendered liquid funds net of assumed financial debt as well as the payment for excess net assets compared to reference net assets at the date of the contract.

        Extraordinary expenses in 2001 included the book values of the pharmaceuticals business and the liquid funds. Further included are provisions for warranties or risks retained in connection with the sale of the pharmaceuticals business.

10.    Income taxes

	2002	2001	2000
	(euros in millions)
German corporation tax	€389.8	€449.1	€477.0
German trade income tax	65.9	104.9	143.8
Foreign income tax	261.5	242.7	467.2
Income taxes on oil-producing operations non-compensable with German corporation tax	427.1	487.1	462.2
Refunds/loss carry back	(53.8)	(32.7)	(77.5)

Current taxes	1,090.5	1,251.1	1,472.7
Deferred taxes	(48.3)	(296.6)	72.3

Income taxes	€1,042.2	€954.5	€1,545.0

Other taxes	168.4	174.6	168.8

Tax expense	€1,210.6	€1,129.1	€1,713.8
thereof income taxes on extraordinary income	—	145.0

        Other taxes includes real estate taxes and other comparable taxes; they are shown under the appropriate expense items of the statement of income.

        The regional breakdown of income before taxes from ordinary activities was as follows:

	2002	2001	2000
	(euros in millions)
Germany	€1,858.2	€970.1	€1,736.4
Foreign	782.7	(361.4)	1,091.0

	€2,640.9	€608.7	€2,827.4

        From the beginning of 2001, a federal German corporation tax of 25% plus a 5.5% solidarity surcharge is levied on corporate income. This tax charge is final; the imputation system has been terminated.

        In 2000, retained corporate income in Germany was subject to a federal corporation income tax of 40%. Additionally, a solidarity surcharge of 5.5% was levied on the federal German corporation tax. Upon distribution of a dividend the federal German corporation tax rate was reduced to 30%.

        In addition to corporation tax, earnings generated in Germany are subject to a trade income tax that varies depending on the municipality where the industrial activities take place. After accounting for trade income tax, which is a deductible operating expense, BASF has a weighted average tax rate of 15.3%. Because German trade income tax is deductible, it also reduces the assessment basis for corporation tax.

        Income from foreign sources is taxed at the income tax rates applicable in the respective countries of domicile.

        For German companies, deferred taxes are calculated using a tax rate of 38%. For foreign companies, deferred taxes are calculated using the tax rates applicable in the individual foreign countries. Such rates averaged 30% in 2002, 34% in 2001 and 28% in 2000. The reduction of German corporation tax resulted in an €132 million charge in 2000 shown below in "Other."

        Income from foreign sources which is distributed in the form of a dividend to the parent company is generally exempt from additional German corporation taxes through double taxation treaties. Income taxes on oil-producing operations in certain regions, which can amount to up to 85%, may be compensated up to the level of the German corporation tax on this foreign taxable income. The non-compensable amount is shown separately in the reconciliation from the statutory tax rate in Germany to the effective tax rate.

Reconciliation from the statutory tax rate in Germany to the effective tax rate:

	2002		2001		2000
	Amount	%	Amount	%	Amount	%
	(euros in million)
German corporation tax (excluding extraordinary income in 2001)	€660.2	25.0%	€152.2	25.0%	€1,131.0	40.0%
Solidarity surcharge	20.5	0.8	26.2	4.3	37.4	1.3
Credit for dividend distribution	(124.2)	(4.7)	(126.4)	(20.7)	(260.3)	(9.2)
German trade income tax net of corporation tax	49.5	1.9	78.7	13.0	86.3	3.1
Foreign tax-rate differential	37.1	1.4	34.3	5.6	(82.1)	(2.9)
Non-taxable income	(190.8)	(7.2)	(72.9)	(12.0)	(72.3)	(2.6)
Non-deductible expenses, including amortization of goodwill	130.6	4.9	242.0	39.8	237.6	8.4
Loss from companies accounted for under the equity method	2.6	0.1	63.0	10.3	38.4	1.4
Refund of taxes	(53.8)	(2.0)	(32.7)	(5.4)	(143.4)	(5.1)
Income taxes on oil-producing operations non-compensable with German corporation tax	427.2	16.2	487.2	80.0	462.2	16.3
Other	83.3	3.1	(42.0)	(6.9)	110.2	3.9

Income taxes/effective tax rate	€1,042.2	39.5%	€809.6	133.0%	€1,545.0	54.6%

Cumulative effect of capitalization of deferred tax assets for tax loss carryforwards of prior years	—	—	(50.6)	(8.3)	—	—
Income taxes, including the cumulative effect of the change in accounting for deferred taxes on tax loss carryforwards	1,042.2	39.5	759.0	124.7	1,545.0	54.6

        Deferred taxes are recorded in conformity with U.S. GAAP. Beginning in 2001, deferred tax assets on tax loss carryforwards including those for prior years are recorded. If expected future earnings of a company make it more likely than not that the future tax benefits will not be realized, adequate valuation allowances are established.

        Deferred tax assets or liabilities relate to the following items:

	2002	2001
	(euros in millions)
Intangible assets	€(29.1)	€(27.3)
Property, plant and equipment	(311.3)	(225.5)
Financial assets	(20.1)	1.6
Inventories and accounts receivable	52.7	158.2
Provisions for pensions and similar obligations	78.7	295.5
Other provisions and liabilities	581.4	503.7
Loss carryforwards	647.1	422.6
Securities and others	260.5	327.1
Valuation allowances	(55.7)	(83.4)

Total	€1,204.2	€1,372.5

thereof short-term	493.2	571.2

Deferred tax liabilities
Property, plant and equipment	323.7	218.8
Intangible assets	73.7	34.0
Other	40.0	23.6

Total	€437.4	€276.4

thereof short-term	29.4	31.0

        Deferred tax liabilities are included in "provisions for taxes" in the Consolidated Balance Sheets. The regional distribution of tax loss carryforwards is as follows:

	2002	2001
	(euros in millions)
Tax loss carryforwards
German subsidiaries	€5.5	€8.2
Foreign subsidiaries	2,085.4	1,271.0

	€2,090.9	€1,279.2

        German tax losses may currently be carried forward indefinitely. Foreign loss carryforwards exist primarily within the NAFTA region. These may be carried forward until 2022.

        Valuation allowances were made to deferred taxes in the amount of €138.5 million in 2002 and €83.4 million in 2001. Of the total amount, €97.8 million in 2002 and €76.3 million in 2001 were due to tax loss carryforwards.

11.    Minority interests

	2002	2001	2000
	(euros in millions)
Minority interests in profits	€125.0	€91.7	€76.3
Minority interests in losses	30.7	124.3	33.7

	€94.3	€(32.6)	€42.6

        Minority interests in profits in 2002 and 2001 relate primarily to the Group companies engaged in trading and distribution of natural gas. Minority interests in losses in 2002 are mainly related to BASF SONATRACH PropanChem S.A., Tarragona, Spain.

        Minority interests in losses in 2001 and 2000 relate mainly to BASF PETRONAS Chemicals Sdn. Bhd., Petaling Jaya, Malaysia and BASF FINA Petrochemicals Ltd., Port Arthur, Texas. In 2000, minority interests in profits related furthermore to Knoll Pharmaceuticals Ltd., India, and Yangzi-BASF Styrenics Company Ltd., Nanjing, China.

        See Note 22 for a detailed analysis of consolidated subsidiaries with minority shareholdings.

12.    Other information

Personnel costs

	2002	2001	2000
	(euros in millions)
Wages and salaries	€4,751.3	€4,857.8	€5,306.8
Social security contributions and expenses for pensions and assistance	1,223.6	1,170.2	1,288.7
thereof for pensions	424.2	372.2	401.0

	€5,974.9	€6,028.0	€6,595.5

        German Group companies incurred costs for employee representatives to comply with statutory regulations of €11.3 million in 2002 (2001: €9.9 million, 2000: €10.4 million).

Average number of employees

	Fully consolidated companies			Proportionally consolidated companies
	2002	2001	2000	2002	2001	2000
Europe	62,461	64,068	70,770	254	258	2,592
thereof Germany	50,504	51,368	55,546	16	20	2,178
North America (NAFTA)	13,661	15,007	16,546	724	684	734
South America	5,391	6,088	7,002	—	—	—
Asia, Pacific Area, Africa	8,389	8,660	9,773	1,016	900	60

BASF Group	89,902	93,823	104,091	1,994	1,842	3,386

thereof with trainee contracts	2,752	2,868	3,066	6	7	110
thereof with limited-term contracts	1,838	2,320	3,113	164	85	59

        The above number of employees of proportionally consolidated companies are given in full; if they are taken into account at 50%, the average number of personnel for the Company was 90,899 in 2002, 94,744 in 2001 and 105,784 in 2000.

Compensation for the Board of Executive Directors and Supervisory Board of BASF Aktiengesellschaft

	2002	2001	2000
Supervisory Board emoluments	€2.2	€2.0	€2.0
Board of Executive Directors emoluments	13.6	9.3	8.5
Pension for former members of the Board of Executive Directors and their surviving dependents	5.0	4.8	5.9
Pension provisions for former member of the Board of Executive Directors and their surviving dependents	55.7	57.3	56.8
Loans to the Board of Executive Directors and the Supervisory Board	—	—	—
Contingent liabilities for the benefit of the Board of Executive Directors and the Supervisory Board	—	—	—

        In 2002, the aggregate amount for compensation paid to the members of the Board of Executive Directors was €13.6 million. Of this amount, €4.4 million was accounted for by fixed annual payment and €9.2 million by variable performance-related bonuses. The main criterion used to determine the size of performance-related bonuses is the return on assets, which corresponds to income from ordinary activities plus interest expenses as a percentage of average assets.

        In 2002, the members of the Board of Executive Directors were also granted 107,980 options under the BASF stock option program. Together with the options granted in previous years, and the options already exercised, current and former members of the Board of Executive Directors hold 434,798 options. In 2002, the issue of options resulted in additional personnel costs totaling €2.7 million. Of this amount, €0.3 million was related to options issued in 2002 and €2.4 million to options issued in 1999 through 2001. These options are accrued as personnel costs over the vesting period.

        In 2002, the exercising of options granted in 1999 resulted in cash payments totaling €1.7 million to members of the Board of Executive Directors and €1.1 million to previous members or their surviving dependants. The cash payment does not influence personnel costs associated with the issuing of options. See Note 27 for further details.

        The Board of Executive Directors and the Supervisory Board of BASF Aktiengesellschaft issued a compliance statement with regard to the German Corporate Governance Code in accordance with Section 161 of the German Stock Corporations Act.

        The members of the Board of Executive Directors and the Supervisory Board as well as their memberships on other supervisory boards are shown in "Item 6."

Additional information on statements of cash flows

        Cash generated from operating activities was derived after interest payments of €281.8 million in 2002, €428.9 million in 2001 and €472.2 million in 2000. Income taxes paid totaled €411.3 million in 2002, €528.2 million in 2001 and €839.0 million in 2000.

13.    Intangible assets

	Concessions, trademarks and similar rights and values	Goodwill	Advance payments	Total
	(euros in millions)
Acquisition costs
Balance as of January 1, 2002	€2,403.3	€3,269.0	€8.1	€5,680.4
Change in scope of consolidation	—	0.3	—	0.3
Additions	288.3	83.8	5.5	377.6
Disposals	91.2	8.4	—	99.6
Transfers*	(141.6)	(395.0)	0.2	(536.4)

Balance as of December 31, 2002	2,458.8	2,949.7	13.8	5,422.3

Amortization
Balance as of January 1, 2002	971.7	764.8	1.2	1,737.7
Change in scope of consolidation	—	0.2	—	0.2
Additions	240.6	211.8	—	452.4
Disposals	87.0	4.8	—	91.8
Transfers*	(45.4)	(95.4)	—	(140.8)

Balance as of December 31, 2002	1,079.9	876.6	1.2	1,957.7

Net book value as of December 31, 2002	€1,378.9	€2,073.1	€12.6	€3,464.6

Acquisition costs
Balance as of January 1, 2001	€3,247.5	€3,419.1	€27.8	€6,694.4
Change in scope of consolidation	33.2	45.6	—	78.8
Additions	216.6	53.0	6.1	275.7
Disposals	1,184.8	326.8	4.3	1,515.9
Transfers*	90.8	78.1	(21.5)	147.4

Balance as of December 31, 2001	2,403.3	3,269.0	8.1	5,680.4

Amortization
Balance as of January 1, 2001	1,364.4	790.5	1.3	2,156.2
Change in scope of consolidation	1.9	4.3	—	6.2
Additions	365.0	252.0	—	617.0
Disposals	793.9	295.0	—	1,088.9
Transfers*	34.3	13.0	(0.1)	47.2

Balance as of December 31, 2001	971.7	764.8	1.2	1,737.7

Net book value as of December 31, 2001	€1,431.6	€2,504.2	€6.9	€3,942.7

*
Transfers including foreign currency translation adjustments in those cases where the conversion took place at balance sheet rates

        Additions in 2002 primarily include concessions for oil and gas production in the Dutch North Sea from the acquisition of Clyde Netherlands B.V. and Clyde Petroleum Exploratie B.V., the Hague, the Netherlands. Additions in 2001 include the purchase of the vitamins business of Takeda Chemical Industries Ltd., Japan.

BASF GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

        Disposals and transfers in 2001 are mainly due to the sale of the pharmaceuticals business. Write-downs in 2001 were mainly made for expected permanent value impairments of €86.3 million of production technology and supply rights related to a superabsorbents plant in Birkenhead, United Kingdom. This plant was heavily damaged in an explosion and the replacement plant built at the Antwerp site is based on a different technology.

14.  Property, plant and equipment

	Land, land rights and buildings including buildings on land owned by others	Machinery and technical equipment	Miscellaneous equipment and fixtures	Advance payments and construction in progress	Total
	(euros in millions)
Acquisition costs
Balance as of January 1, 2002	€6,706.0	€28,568.1	€2,922.5	€2,881.4	€41,078.0
Change in scope of consolidation	21.4	13.8	2.6	—	37.8
Additions	96.5	780.3	144.8	1,655.4	2,677.0
Disposals	109.9	500.3	244.3	27.9	882.4
Transfers*	(225.7)	369.8	(45.6)	(2,409.4)	(2,310.9)

Balance as of December 31, 2002	6,488.3	29,231.7	2,780.0	2,099.5	40,599.5

Depreciation
Balance as of January 1, 2002	3,848.9	20,692.7	2,343.2	3.4	26,888.2
Change in scope of consolidation	0.6	8.1	1.7	—	10.4
Additions	210.1	1,587.2	211.2	3.4	2,011.9
Disposals	75.7	477.4	229.1	0.2	782.4
Transfers*	(169.7)	(1,027.9)	(75.7)	—	(1,273.3)

Balance as of December 31, 2002	3,814.2	20,782.7	2,251.3	6.6	26,854.8

Net book value as of December 31, 2002	€2,674.1	€8,449.0	€528.7	€2,092.9	€13,744.7

Acquisition costs
Balance as of January 1, 2001	€6,736.9	€26,688.0	€3,441.8	€2,728.8	€39,595.5
Change in scope of consolidation	215.1	132.3	29.6	176.8	553.8
Additions	158.8	781.5	130.6	1,966.2	3,037.1
Disposals	591.7	837.5	687.6	157.9	2,274.7
Transfers*	186.9	1,803.8	8.1	(1,832.5)	166.3

Balance as of December 31, 2001	6,706.0	28,568.1	2,922.5	2,881.4	41,078.0

Depreciation
Balance as of January 1, 2001	3,828.9	19,435.4	2,687.9	2.7	25,954.9
Change in scope of consolidation	90.7	73.3	19.4	—	183.4
Additions	241.8	1,792.6	247.0	26.1	2,307.5
Disposals	318.1	666.7	546.5	25.3	1,556.6
Transfers*	5.6	58.1	(64.6)	(0.1)	(1.0)

Balance as of December 31, 2001	3,848.9	20,692.7	2,343.2	3.4	26,888.2

Net book value as of December 31, 2001	€2,857.1	€7,875.4	€579.3	€2,878.0	€14,189.8

*
Transfers including foreign currency translation adjustments in those cases where the conversion took place at balance sheet rates

        Impairment losses in 2002 in the amount of €51.4 million were due to dry holes at Wintershall AG. Impairment losses in 2001 of €179.3 million relate to a superabsorbents plant in Birkenhead, United Kingdom, which was heavily damaged in an explosion as well as to a site in Arnhem, the

Netherlands, and various sites in North America whose closure has been decided as a consequence of their unsatisfactory earnings potentials.

15.  Financial assets

Developments in 2002 Participations and securities held as fixed assets	Shares in affiliated companies	Shares in associated companies	Shares in participating interests	Securities held as fixed assets	Participations and securities held as fixed assets (subtotal)
	(euros in millions)
Acquisition costs
Balance as of January 1, 2002	€605.1	€1,870.7	€232.7	€27.2	€2,735.7
Change in scope of consolidation	12.2	—	—	—	12.2
Additions	80.0	23.4	39.0	1.3	143.7
Disposals	29.3	1.8	1.7	0.4	33.2
Transfers*	16.0	(43.5)	9.2	(15.0)	(33.3)

Balance as of December 31, 2002	684.0	1,848.8	279.2	13.1	2,825.1

Accumulated depreciation
Balance as of January 1, 2002	31.8	1.0	1.4	1.7	35.9
Change in scope of consolidation	6.8	—	—	—	6.8
Additions	8.0	—	0.1	0.5	8.6
Disposals	—	—	1.4	—	1.4
Transfers*	1.3	—	—	(0.5)	0.8

Balance as of December 31, 2002	47.9	1.0	0.1	1.7	50.7

Net book value as of December 31, 2002	€636.1	€1,847.8	€279.1	€11.4	€2,774.4

*
Transfers including foreign currency translation adjustments in those cases where the conversion took place at balance sheet rates

Developments in 2002 Loans and other investments	Loans to affiliated companies	Loans to associated companies and participating interests	Other loans and investments	Loans and other investments (subtotal)	Total financial assets
	(euros in millions)
Acquisition costs
Balance as of January 1, 2002	€119.7	€359.1	€186.4	€665.2	€3,400.9
Change in scope of consolidation	—	—	—	—	12.2
Additions	17.4	37.0	36.2	90.6	234.3
Disposals	8.3	71.4	16.1	95.8	129.0
Transfers*	(3.2)	(23.0)	(127.3)	(153.5)	(186.8)

Balance as of December 31, 2002	125.6	301.7	79.2	506.5	3331.6

Accumulated depreciation
Balance as of January 1, 2002	0.2	0.8	3.3	4.3	40.2
Change in scope of consolidation	—	—	—	—	6.8
Additions	14.0	13.9	0.8	28.7	37.3
Disposals	—	—	1.1	1.1	2.5
Transfers*	—	—	0.1	0.1	0.9

Balance as of December 31, 2002	14.2	14.7	3.1	32.0	82.7

Net book value as of December 31, 2002	€111.4	€287.0	€76.1	€474.5	€3,248.9

*
Transfers including foreign currency translation adjustments in those cases where the conversion took place at balance sheet rates

Developments in 2001 Participations and securities held as fixed assets	Shares in affiliated companies	Shares in associated companies	Shares in participating interests	Securities held as fixed assets	Participations and securities held as fixed assets (subtotal)
	(euros in millions)
Acquisition costs
Balance as of January 1, 2001	€678.4	€2,127.4	€220.7	€39.3	€3,065.8
Change in scope of consolidation	(326.0)	(51.8)	—	—	(377.8)
Additions	345.1	77.7	9.6	2.6	435.0
Disposals	85.8	40.1	1.8	21.3	149.0
Transfers*	(6.6)	(242.5)	4.2	6.6	(238.3)

Balance as of December 31, 2001	605.1	1,870.7	232.7	27.2	2,735.7

Accumulated depreciation
Balance as of January 1, 2001	20.7	1.0	1.4	1.7	24.8
Change in scope of consolidation	(0.9)	—	—	—	(0.9)
Additions	19.7	—	—	0.2	19.9
Disposals	3.1	—	—	0.1	3.2
Transfers*	(4.6)	—	—	(0.1)	(4.7)

Balance as of December 31, 2001	31.8	1.0	1.4	1.7	35.9

Net book value as of December 31, 2001	€573.3	€1,869.7	€231.3	€25.5	€2,699.8

*
Transfers including foreign currency translation adjustments in those cases where the conversion took place at balance sheet rates

Developments in 2001 Loans and other investments	Loans to affiliated companies	Loans to associated companies and participating interests	Other loans and investments	Loans and other investments (subtotal)	Total financial assets
	(euros in millions)
Acquisition costs
Balance as of January 1, 2001	€25.1	€349.8	€178.3	€553.2	€3,619.0
Change in scope of consolidation	(13.6)	(60.0)	0.8	(72.8)	(450.6)
Additions	100.8	173.5	30.4	304.7	739.7
Disposals	5.3	102.0	27.9	135.2	284.2
Transfers*	12.7	(2.2)	4.8	15.3	(223.0)

Balance as of December 31, 2001	119.7	359.1	186.4	665.2	3,400.9

Accumulated depreciation
Balance as of January 1, 2001	0.2	—	4.3	4.5	29.3
Change in scope of consolidation	—	—	—	—	(0.9)
Additions	—	—	0.7	0.7	20.6
Disposals	—	—	1.7	1.7	4.9
Transfers*	—	0.8	—	0.8	(3.9)

Balance as of December 31, 2001	0.2	0.8	3.3	4.3	40.2

Net book value as of December 31, 2001	€119.5	€358.3	€183.1	€660.9	€3,360.7

*
Transfers including foreign currency translation adjustments in those cases where the conversion took place at balance sheet rates

        In 2002, additions to "Shares in affiliated companies" primarily include the acquisition of Aethylen Rohrleitungsgesellschaft mbH & Co. KG, Marl, Germany. Retirements were related to the merger of the non-consolidated BASF Polyurethanes Elastomers Ltd. and BASF Japan Ltd., Tokyo, Japan.

        In 2001, additions to "Shares in affiliated companies" resulted from a capital increase of €200 million at BASF Future Business GmbH to develop new business areas. Changes in the scope of consolidation resulted from the inclusion of the joint ventures BASF NOF Coatings Company Ltd., Tokyo, Japan; BASF SONATRACH PropanChem S.A., Tarragona, Spain; ELLBA Eastern Pte Ltd., Singapore; and BASF-YPC Company, Nanjing, China.

Other financial assets

        The book and market values of available-for-sale "Securities held as fixed assets" and "Shares in participating interests" is summarized below:

	2002			2001
	Book values	Market values	Unrealized gains	Book values	Market values	Unrealized gains
	(euros in millions)
Fixed-term interest bearing securities	€1.2	€1.2	—	€1.5	€1.5	—
Mutual funds	6.9	6.3	(0.6)	6.2	6.2	—
Other shareholdings and securities	282.4	372.3	89.9	249.1	366.1	117.0

	€290.5	€379.8	€89.3	€256.8	€373.8	€117.0

        The disposal of available-for-sale securities generated neither proceeds nor gains in 2002 and 2001. In 2000 the disposal of available-for-sale securities led to proceeds of €7.0 million and a gain of €0.1 million.

16.  Inventories

	2002	2001
	(euros in millions)
Raw materials and factory supplies	€992.5	€1,176.1
Work-in-process, finished goods and merchandise	3,706.0	3,759.9
Construction in progress	87.6	56.2
Advance payments	12.3	14.6

	€4,798.4	€5,006.8

        "Work-in-process" and "Finished goods and merchandise" are combined into one item due to the production conditions in the chemical industry.

        The acquisition or production cost of raw materials, work-in-process, finished goods and merchandise are mainly determined by the last-in-first-out (LIFO) method. Factory supplies are carried predominantly at average cost. Inventories of €3,036.9 million or 63% of total inventories in 2002 and €3,130.2 million or 63% of total inventories in 2001 are valued according to the LIFO method. The difference between the carrying value determined according to the LIFO method and higher average cost or lower market values was €65 million in 2002 and €72 million in 2001.

17.  Receivables and other assets

	2002		2001
		Thereof non-current		Thereof non-current
	(euros in millions)
Accounts receivable, trade	€5,316.0	€18.2	€5,875.5	€16.7
Receivables from affiliated companies	544.4	—	631.9	0.6
Receivables from associated companies and other participating interests	277.1	—	248.4	—
Other assets	1,509.8	275.5	1,283.3	183.4

Miscellaneous receivables and other assets	1,786.9	275.5	1,531.7	183.4

	€7,647.3	€293.7	€8,039.1	€200.7

Composition of other assets

	2002	2001
	(euros in millions)
Tax refund claims	€463.4	€457.5
Loans and interest receivables	281.3	203.3
Deferrals from financial derivatives	313.7	—
Receivables from the sale of non-trade assets	59.0	17.9
Employee receivables	31.6	43.1
Rents and deposits	39.2	48.6
Insurance claims	12.8	25.2
Other	308.8	487.7

	€1,509.8	€1,283.3

        Prepaid expenses accounted for €131.3 million in 2002 and €131.1 million in 2001.

Valuation allowances for doubtful accounts

		Affecting income		Not affecting income
	Balance as of January 1, 2002					Balance as of December 31, 2002
		Additions	Releases	Additions	Releases
	(euros in millions)
Accounts receivable, trade	€491.9	€173.7	€152.1	€22.4	€146.6	€389.3
Miscellaneous receivables	67.4	13.1	2.0	8.8	20.1	67.2

	€559.3	€186.8	€154.1	€31.2	€166.7	€456.5

		Affecting income		Not affecting income
	Balance as of January 1, 2001					Balance as of December 31, 2001
		Additions	Releases	Additions	Releases
	(euros in millions)
Accounts receivables, trade	€404.1	€228.7	€108.4	€78.1	€110.6	€491.9
Miscellaneous receivables and other assets	81.6	9.7	20.7	2.5	5.7	67.4

	€485.7	€238.4	€129.1	€80.6	€116.3	€559.3

		Affecting income		Not affecting income
	Balance as of January 1, 2000					Balance as of December 31, 2000
		Additions	Releases	Additions	Releases
	(euros in millions)
Accounts receivable, trade	€368.2	€108.3	€146.3	€95.3	€21.4	€404.1
Miscellaneous receivables	74.1	27.6	6.1	12.9	26.9	81.6

	€442.3	€135.9	€152.4	€108.2	€48.3	€485.7

        Additions and releases not affecting income relate primarily to changes in scope of consolidation, to translation adjustments and write-offs of receivables previously written down.

18.  Marketable securities

	2002			2001
	Book values	Market values	Unrealized gains	Book values	Market values	Unrealized gains
	(euros in millions)
Fixed-term interest bearing securities	€12.8	€13.2	€0.4	€12.7	€12.7	—
Shares	117.6	135.6	18.0	369.6	615.9	246.3
Mutual funds	0.4	0.4	—	—	—	—
Other securities	1.0	1.0	—	0.6	0.6	—

	€131.8	€150.2	€18.4	€382.9	€629.2	€246.3

        The disposal of available-for-sale securities in 2002 generated proceed of €492.3 million and a tax-free gain of €243 million. There was no disposal of available-for-sale securities in 2001. In 2000, the disposal of available-for-sale securities led to proceeds of €480.6 million and gains of €118.1 million.

Maturities of fixed-term securities

	2002		2001
	Book values	Market values	Book values	Market values
	(euros in millions)
Less than 1 year	€7.6	€7.7	€5.1	€5.1
Between 1 and 5 years	5.2	5.5	7.6	7.6

	€12.8	€13.2	€12.7	€12.7

19.  Prepaid expenses

	2002		2001
		Thereof non-current		Thereof non-current
	(euros in millions)
Discounts	€4.4	€2.7	€6.2	€4.4
Prepaid pension assets	479.5	456.4	38.6	29.9
Miscellaneous	131.4	15.3	175.8	23.9

	€615.3	€474.4	€220.6	€58.2

        The discount from the issuance of the 5.75% Euro Bond 2000/2005 of BASF Aktiengesellschaft are capitalized and amortized as interest expense over the term of the underlying obligations. The discount related to the 3% U.S. Dollar Option Bond 1986/2001 of BASF Finance Europe N.V. was fully amortized in 2001.

        Prepaid pension assets resulted primarily from contributions to pension funds in North America (NAFTA), which were made to compensate for the losses of pension funds in stocks and accordingly to cover the additional minimum liability, which has to be calculated under the rules of SFAS 87.

        The pension plan assets as assessed in accordance with German GAAP fully cover the minimum pension liability in accordance with German GAAP. The contributions to the pension fund are therefore expenses for future periods and are accounted for as prepaid expenses.

        Other prepaid expenses are related to prepayments of operating costs of €36.7 million in 2002 and €84.8 million in 2001 as well as prepaid insurance premiums of €10.4 million in 2002 and €8.9 million in 2001.

20.  Capital and reserves

	Conditional capital
	2002	2001	2000
	(euros in millions)
January 1	€432.4	€158.3	€164.1
Cancellation of conditional capital in order to exercise warrents for option bonds to be issued until April 1, 2001	—	(102.4)	—
Authorization through the Annual Meeting on April 26, 2001, for the issuance of new shares to fulfill the exercising of warrants related to option bonds, which may be issued until April 1, 2006	—	384.0	—
Authorization through the Annual Meeting on April 26, 2001, for the issuance of new shares under the BASF Stock Option Program BOP 2001/2005 and BOP 1999/2000	—	38.4	—
Limitation of the issuance of new shares to be issued under the BASF Stock Option Program BOP 1999/2000 to the 3,923,344 options issued until April 25, 2001, according to the resolution at the Annual Meeting on April 26, 2001	—	(28.4)	—
Reduction resulting from exercise or expiration of option rights	(3.2)	—	—
Issuance of new shares from the conditional capital through the exercise of warrants attached to the 1986/2001 3% U.S. Dollar Option Bond of BASF Finance Europe N.V.	—	(17.4)	(5.8)
Cancellation of warrants from the Option Bond 1986/2001	—	(0.1)	—
Issuance of new stock as conditional capital through the exercise of conversion rights of former Wintershall stockholders below €0.1 million	—	—	—

December 31	€429.2	€432.4	€158.3

	Authorized capital
	2002	2001	2000
	(euros in millions)
January 1/December 31	€500.0	€500.0	€500.0

	Subscribed capital
	Outstanding shares	Subscribed capital	Capital surplus
		(euros in millions)
Outstanding shares as of December 31, 2002	571,650,910	€1,463.4	€2,944.0
Repurchased shares intended to be cancelled	(1,334,500)	(3.4)	3.4

Outstanding shares as disclosed in the financial statements	570,316,410	1,460.0	2,947.4

        A total of 13,085,000 shares were repurchased in 2002, of which 11,750,500 shares were cancelled in 2002. The Board of Executive Directors decided in 2002 to cancel the remaining 1,334,500 shares, which was not formally completed as of December 31, 2002. The subscribed capital is shown net of these shares.

BASF GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Share repurchase

        The Board of Executive Directors received approval at the Annual Meeting on April 30, 2002, to repurchase BASF's shares to a maximum amount of 10% of subscribed capital until October 1, 2003. The shares shall be purchased on the stock exchange or through a public purchase offer addressed to all shareholders. If BASF shares are purchased on a stock exchange, the price paid for the shares may not be higher than the highest market price on the buying day and it may not be lower than 25% of that market price. In the case of a public purchase offer, the price offered by BASF may be a maximum of 25% higher than the highest market price on the third trading day prior to the publishing of the public purchase offer. This authorization supersedes the validity of the prior authorizations to repurchase BASF shares.

        The Board of Executive Directors is authorized to cancel repurchased shares without further shareholder approval. A sale of repurchased BASF shares requires the respective authorization through the Annual Meeting unless the shares are utilized to serve options from the BASF Stock Option Program BOP 1999/2000 and BOP 2001/2005, or with the authorization of the Supervisory Board, to acquire companies, parts of companies or holding in companies in return for the transfer of shares. Furthermore, repurchased shares may be sold to participants in the Stock Option Program 2001/2005, to fulfill the participants' investment requirements in BASF shares according to the clauses of the Stock Option Program in order to meet conditions for the granting of options.

        Based on the respective authorizations, a total of 13,085,000 shares, or 2.2% of the issued shares have been acquired in 2002. The average purchase price was €38.20 per share. Of these shares a total of 11,750,500 shares were cancelled by December 31, 2002. The remaining 1,334,500 shares of BASF Aktiengesellschaft were acquired for the purpose of cancellation. Therefore, the subscribed capital is shown net of these shares at December 31, 2002. During 2001, BASF purchased and cancelled a total of 30,775,000 shares, or 5.0% of issued shares, at an average price of €42.22 per share.

Conditional capital

        The Annual Meeting on April 26, 2001, authorized the Board of Executive Directors to make an additional conditional increase in the subscribed capital of up to €384.0 million to fulfill the exercising of warrants related to option bonds which may be issued until April 1, 2006. Additional conditional capital of €38.4 million is reserved to fulfill stock options granted under the BASF stock option program (BOP) 2001/2005 to the members of the Board of Executive Directors and other senior executives of BASF and its subsidiaries; up to €6.8 million conditional capital is reserved to fulfill stock options from the stock option program 1999/2000. An amount of less than €0.1 million is reserved to meet compensation claims of former shareholders of Wintershall.

Authorized capital

        At the Annual Meeting of April 29, 1999, shareholders authorized the Board of Executive Directors, with the approval of the Supervisory Board, to increase subscribed capital by issuing new shares in an amount of up to €500.0 million against cash or contribution in kind through May 1, 2004. The Board of Executive Directors is empowered to decide on the exclusion of shareholders' subscription rights for these new shares.

Capital surplus

        Capital surplus includes premiums from the issuance of shares, the fair value of warrants attached to option bonds and negative goodwill from the capital consolidation resulting from acquisitions of subsidiaries in exchange for issuance of BASF shares at par value.

21.    Retained earnings

	2002	2001	2000
	(euros in millions, excluding per share information)
Legal reserves	€224.6	€206.6	€240.2
Other retained earnings and profit retained	12,243.6	12,015.8	8,610.9

	€12,468.2	€12,222.4	€8,851.1

        The changes in scope of consolidation reduced the legal reserves by less than €0.1 million in 2002, by €49.9 million in 2001 and by €0.7 million in 2000. Transfers from "Other retained earnings and profit retained" increased legal reserves by €18.0 million in 2002, by €16.3 million in 2001 and by €7.1 million in 2000.

22.    Minority interests

		Minority interest amount
Company	Partner	Equity stake %	2002 Million €	Equity stake %	2001 Million €
WINGAS GmbH, Kassel, Germany	Gazprom, Moscow, Russia	35.0	€83.1	35.0	€84.9
Yangzi-BASF Styrenics Co. Ltd., Nanjing, China	Yangzi Petrochem. Corp. Ltd., Nanjing, China	40.0	56.1	40.0	61.4
BASF India Ltd., Mumbai, India	Publicly traded shares	47.3	19.9	50.0	20.1
BASF PETRONAS Chemicals Sdn. Bhd., Petaling Jaya, Malaysia	PETRONAS (Petroliam Nasional Bhd.), Kuala Lumpur, Malaysia	40.0	136.5	40.0	126.5
BASF SONATRACH Propanchem S.A., Tarragona, Spain	SONATRACH, Algiers, Algeria	49.0	31.6	49.0	39.3
BASF FINA Petrochemicals Ltd., Port Arthur, Texas, USA	TotalFinaElf S.A., Paris, France	40.0	56.0	40.0	17.2
Others			13.1		10.3

			€396.3		€359.7

23.    Provisions for pensions and similar obligations

        In addition to governmental pension schemes, most employees are entitled to Company pension benefits from defined contribution and defined benefit plans. Benefits generally depend on years of service, contribution or compensation and consider the legal, fiscal and economic conditions of the countries where companies are located. For BASF Aktiengesellschaft and other German subsidiaries a basic level of benefits is provided by the legally independent funded plan, BASF Pensionskasse VVaG, which is financed by contributions of employees and the Company, and the returns on its assets.

        For German Group subsidiaries, additional Company pension commitments are financed primarily by pension provisions. In the case of non-German subsidiaries, pension entitlements are covered in some cases by pension provisions, but mainly by external insurance companies or pension funds.

        The valuation according to the "projected unit credit method" as defined by SFAS 87 is based on the following average rates:

	Germany		Foreign
	2002	2001	2002	2001
Interest rate	5.75%	6.00%	6.58%	7.09%
Projected increase of wages and salaries	2.50%	2.75%	3.82%	3.87%
Projected pension increase	1.50%	1.75%	0.36%	0.41%
Expected return on plan assets	6.50%	6.50%	8.47%	8.92%

        Development of the projected benefit obligation:

	2002	2001
	(euros in millions)
Projected benefit obligation as of January 1	€5,979.9	€6,285.8
Service cost	144.8	133.3
Interest cost	376.3	379.3
Benefits paid	(394.2)	(435.7)
Participants' contributions	2.2	3.2
Change in actuarial assumptions	146.8	(66.8)
Settlements and other changes	71.9	(419.0)
Exchange rate changes	(367.8)	99.8

Projected benefit obligation as of December 31	€5,959.9	€5,979.9

        Development of the plan assets:

	2002	2001
	(euros in millions)
Plan assets as of January 1	€2,443.2	€2,731.0
Actual return on plan assets	(244.2)	(177.5)
Employer contributions	487.8	23.2
Participants' contributions	2.2	3.2
Benefits paid	(170.8)	(199.4)
Exchange rate changes	(305.5)	95.9
Other changes	(2.0)	(33.2)

Plan assets as of December 31	2,210.7	2,443.2
Non-capitalized pre-financing of foreign pension plans	(196.1)	(213.6)

Plan assets as of December 31 excluding pre-financing	€2,014.6	€2,229.6

        The valuation of the pension fund assets of foreign pension funds under SFAS 87 showed the pre-financing shown above.

        Development of funded status and provisions for pensions:

	2002	2001
	(euros in millions)
Projected benefit obligation as of December 31	€5,959.9	€5,979.9
Less pension fund assets as of December 31, excluding non-capitalized pre-financing	2,014.6	2,229.6

Funded status	3,945.3	3,750.3
Unrecognized amounts	(874.8)	(180.7)
Prepaid pension cost	479.5	30.4

Provisions for pensions	3,550.0	3,600.0
Provisions for similar obligations	360.0	352.7

Provisions for pensions and similar obligations	€3,910.0	€3,952.7

        Unrecognized amounts refer in particular to actuarial gains or losses as well as expenses due to prior service costs, which are amortized over the average remaining period of service of the pension recipients in the current Financial Statements. Deviations between the expected return from fund assets and the effective change in value are generally distributed over a period of 5 years.

        Similar obligations refer to commitments by BASF's North American Group companies to provide for the costs of medical and life insurance benefits for employees and eligible dependents after retirement. They are based upon an actuarial valuation, considering the future cost trend and a discount rate of 6.875%.

        Composition of the net periodic pension cost:

	2002	2001	2000
	(euros in millions)
Service cost	€144.8	€133.3	€155.4
Interest cost	376.3	379.3	390.2
Expected return on plan assets	(223.2)	(233.5)	(203.4)
Amortization of prior service cost	17.5	10.0	9.2
Amortization of unrecognized amounts	10.1	(0.1)	—
Settlement gains	(24.5)	(32.1)	(52.7)

Expenses for defined benefit plans	301.0	256.9	298.7
Expenses for defined contribution plans	89.7	81.9	75.6
Expenses for similar obligations	33.5	33.4	26.7

Net periodic pension cost	€424.2	€372.2	€401.0

24.    Other provisions

	2002		2001
		Thereof current		Thereof current
	(euros in millions)
Oil and gas production	€478.8	—	€368.3	—
Environmental protection and remediation costs	264.0	30.2	309.1	44.3
Personnel costs	1,284.2	818.9	1,247.0	836.2
Sales and purchase risks	651.3	647.8	841.1	833.9
Integration, shutdown and restructuring costs	245.3	210.3	421.4	359.4
Legal, damage claims, guarantees and related commitments	679.4	115.2	1,873.0	426.2
Maintenance and repair costs	148.8	93.4	91.0	26.8
Outstanding billings from suppliers	76.4	76.4	87.1	87.1
Other	283.1	204.3	331.6	242.5

	€4,111.3	€2,196.5	€5,569.6	€2,856.4

        Oil and gas production:    Accrued costs for filling of wells and the removal of production equipment after the end of production are accumulated by installments during the expected production period.

        Environmental protection and remediation costs:    Expected costs for rehabilitating contaminated sites, water protection, recultivating landfills, removal of environmental contamination at existing production or warehouse equipment and other measures.

        Personnel costs:    The personnel cost provision includes obligations to grant long-time service bonuses and anniversary payments, remaining vacation pay, variable compensation including related social security contributions and other accruals as well as provisions for early retirement and short-working programs for employees nearing retirement. German BASF companies have various programs that entitle employees who are at least 55 years old to reduce their working hours to 50% for up to six years. Under such arrangements, employees generally work full time during the first half of the transition period and leave the Company at the start of the second period. Employees receive a minimum 85% of their net salary throughout the transition period.

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

        The movement in shutdown and restructuring provisions is as follows:

	Amount accrued as of January 1, 2002	Amount paid in 2002	Other changes 2002	Amount accrued as of December 31, 2002
	(euros in millions)
Severance	€237.3	€(105.4)	€28.5	€160.4
Plant closure and demolition	121.0	(58.6)	15.2	77.6
Other	63.1	(24.0)	(31.8)	7.3

	€421.4	€(188.0)	€11.9	€245.3

	Amount accrued as of January 1, 2001	Amount paid in 2001	Other changes 2001	Amount accrued as of December 31, 2001
	(euros in millions)
Severance	€193.3	€(49.6)	€93.6	€237.3
Plant closure and demolition	61.3	(50.4)	110.1	121.0
Other	30.4	(9.6)	42.3	63.1

	€285.0	€(109.6)	€246.0	€421.4

	Amount accrued as of January 1, 2000	Amount paid in 2000	Other changes 2000	Amount accrued as of December 31, 2000
	(euros in millions)
Severance	€111.3	€(144.7)	€226.7	€193.3
Plant closure and demolition	52.6	(14.5)	23.2	61.3
Other	17.0	(65.7)	79.1	30.4

	€180.9	€(224.9)	€329.0	€285.0

        Additions in 2002 consisted primarily of personal measures at the Ludwigshafen site, as well as restructuring measures in the Agricultural Products division. Amounts paid in 2002 are related to the realization of restructuring measures initiated in 2001.

        In 2001, provisions for severance payments had to be set up for the planned shutdown of numerous plants and production sites located predominantly in North America (NAFTA), South

America, the United Kingdom, the Netherlands and Italy. Further charges arose from the restructuring of the Company's sales and marketing organization.

        In 2000, provisions for severance costs for employees resulted from the integration of the crop protection business acquired from American Home Products Corp. (AHP) and from the workforce reduction in the Pharmaceuticals segment. Provisions of €403.7 million were accrued for these measures, thereof €243 million for severance cost of employees of the acquired crop protection business of AHP without a charge to profits.

        Legal, damage claims, guarantees and related commitments:    Provisions are recorded for the expected cost of outstanding litigation and claims of third parties, including regulatory authorities, other guarantees and for antitrust proceedings. The significant proceedings are described in Note 26.

        Payments were made in 2002 for compensation claims of vitamin customers in the U.S. after finalization of a settlement and for a fine of €296.2 million imposed by the E.U. Commission for violations of antitrust laws in the vitamin business, which occurred some years ago. An additional $100 million was added to the provision for the settlement of vitamin litigation due to the ongoing settlement of indirect vitamin customers' claims in the U.S. and the unsettled litigation in some other countries.

        Additions in 2001 relate to guarantees granted and risks retained in connection with the sale of the pharmaceuticals business. An additional €200 million resulted from the fine imposed by the E.U. Commission for violations of antitrust laws relating to the sale of vitamin products. The provisions set up hitherto were insufficient due to the unexpectedly high fine. In addition, claims for damages by customers for vitamins from a class action lawsuit settled in 2000 that were previously reported as liabilities have been switched to provisions because numerous large customers have elected to opt out of the settlement.

        Maintenance and repair costs:    Provisions for maintenance and repair costs cover anticipated charges due to unperformed maintenance procedures as well as for legally mandated inspections of large-scale plants within prescribed intervals.

25.    Liabilities

Financial liabilities

	2002	2001
	(euros in millions)
5.75% € Bond 2000/2005 of BASF Aktiengesellschaft	€1,250.0	€1,250.0
Other bonds	349.7	311.9
Commercial paper	582.0	30.6

Bonds and other liabilities to the capital market	2,181.7	1,592.5
Liabilities to credit institutions	1,428.7	1,242.5

Financial liabilities	€3,610.4	€2,835.0

        Financial liabilities are denominated predominantly in the following currencies and have the following average interest rates for short-term liabilities:

	2002	2001	2002	2001
	(euros in millions)
U.S. dollars	€1,285.5	€803.1	7.1%	5.9%
Euros	1,909.9	1,385.5	3.7%	4.3%
Chinese renminbi	52.0	156.8	4.6%	5.2%
Other	363.0	489.6	5.8%	9.4%

	€3,610.4	€2,835.0	Ø5.1%	Ø7.3%

        Financial liabilities have the following maturities as of December 31, 2002:

(euros in millions)
2003	€1,813.8
2004	80.4
2005	1,284.7
2006	37.5
2007	15.8
2008 and thereafter	378.2

€3,610.4

        The 5.75% € Bond 2000/2005 of BASF Aktiengesellschaft was issued in July 2000 in the amount of €1,250 million.

        Other bonds consist primarily of industrial revenue and pollution control bonds that are used to finance investments in the United States. The weighted average interest rate of these bonds in 2002 was 2.1% and in 2001 was 2.3%.

        Commercial paper comprises BASF Aktiengesellschaft's commercial paper program as well as corresponding borrowings in India.

Liabilities to credit institutions

        Liabilities to credit institutions relate to a large number of different credit institutions in various countries. Liabilities to credit institutions denominated in Chinese renminbi result from the local financing of capital expenditures in China.

        The Company had committed and unused credit lines of €2,380 million with variable interest rates as of December 31, 2002 and of €2,800 as of December 31, 2001. In addition, the Company had €323 million uncommitted credit lines free of charges, and €410 million on December 31, 2001.

Miscellaneous liabilities

	2002		2001
		Thereof current		Thereof current
	(euros in millions)
Advances received on account of orders	€30.8	€30.8	€105.9	€103.9
Liabilities on bills	31.7	31.7	24.3	24.3
Liabilities to companies in which participations are held	181.8	165.9	297.3	293.6
Tax liabilities	287.3	287.3	281.5	281.2
Liabilities relating to social security	134.7	134.6	152.4	152.4
Liabilities of joint ventures to partners	415.8	4.0	466.4	16.1
Other miscellaneous liabilities	1,192.2	760.0	1,658.4	1,141.7

Total	2,274.3	1,414.3	2,986.2	2,013.2
Deferred income	369.8	113.8	351.4	165.9

Total miscellaneous liabilities and deferred income	€2,644.1	€1,528.1	€3,337.6	€2,179.1

        Liabilities to companies in which participations are held include the non-consolidated share of consolidated liabilities to joint ventures accounted for using the proportional consolidation method of €129.4 million as of December 31, 2002 and €254.4 million as of December 31, 2001. Further liabilities relating to associated companies accounted for under the equity or cost method were €52.4 million as of December 31, 2002 and €42.9 million as of December 31, 2001.

Maturities of liabilities

	2002		2001
	Current	Over 5 years	Current	Over 5 years
	(euros in millions)
Bonds and other liabilities to the capital market	€582.0	€325.8	€15.5	€310.5
Liabilities to credit institutions	1,231.7	52.4	893.9	77.4
Accounts payable, trade	2,330.2	—	2,451.7	11.3
Liabilities to affiliated companies	496.8	—	510.0	—
Advances received on account of orders	30.8	—	103.9	—
Liabilities on bills	31.7	—	24.3	—
Liabilities to companies in which participations are held	165.9	—	293.6	—
Other miscellaneous liabilities	1,185.9	573.1	1,591.4	496.4

	€6,055.0	€951.3	€5,884.3	€895.6

Secured liabilities

	2002	2001
	(euros in millions)
Liabilities to credit institutions	€21.6	€9.4
Miscellaneous liabilities	2.5	1.0

	€24.1	€10.4

        The above liabilities are collateralized by mortgages or securities. In addition, BASF Aktiengesellschaft has given covenants in favor of BASF Pensionskasse VVaG with regard to adhering to certain balance sheet ratios and to forgo encumbering property as security for creditors.

Contingent liabilities

        Contingent liabilities as listed below, have not been accrued as the risk of loss is not considered probable.

	2002	2001
	(euros in millions)
Bills of exchange	€27.0	€60.4
thereof to affiliated companies	0.2	0.6
Guarantees	122.2	282.6
Warranties	58.8	48.4
Granting collateral on behalf of third-party liabilities	11.0	15.6

	€219.0	€407.0

Other financial obligations

	2002	2001
	(euros in millions)
Remaining cost of construction in progress	€2,987.0	€2,982.4
thereof purchase commitment	644.3	466.4
Commitments from long-term rental and leasing contracts	862.6	926.1
Capital contribution and loan commitments	170.3	2.5
Repurchase commitments	—	193.2

	€4,019.9	€4,104.2

        BASF has in 2002 payment commitments to BASF Chemicals Company Ltd., which is not yet included in the scope of consolidation. The company is constructing a plant for the production of TDI/MDI in Shanghai/China. Repurchase commitments are related to accounts receivables.

        Obligations from long-term rental and lease contracts are due as follows:

(euros in millions)
2003	€185.2
2004	140.4
2005	101.8
2006	74.7
2007	60.4
2008 and thereafter	300.1

€862.6

Purchase commitments for raw materials and natural gas from long-term contracts

        The Company has entered into long-term purchase contracts for natural gas for its natural gas trading business, the vast majority of which are coupled with long-term supply contracts to customers. In addition, the Company purchases raw materials globally, both on the basis of long-term contracts and in spot markets. In general, such commitments are at prices that are regularly adjusted to market conditions. The fixed and determinable portions of long-term purchase contracts with a remaining term of more than one year as of December 31, 2002, are as follows:

(euros in millions)
2003	€5,986
2004	2,724
2005	2,184
2006	2,005
2007	1,970
2008 and thereafter	10,887

€25,756

26.    Litigation and claims

        In the context of its ordinary business operations, BASF is a defendant in class action lawsuits brought before United States courts and individual actions before labor courts and civil courts or comparable institutions in Germany and abroad. Significant proceedings are discussed below.

Antitrust claims relating to vitamins

        In 1999 and in 2000, BASF Aktiengesellschaft as well as BASF Australia Ltd. entered into agreements with the United States Department of Justice, the Canadian Competition Bureau, and the Australian Department of Justice by which BASF Aktiengesellschaft and BASF Australia Ltd. agreed to plead guilty to certain violations of antitrust laws relating to the sale of vitamin products in the respective countries. On November 21, 2001, the European Commission imposed a fine of €296.2 million against BASF Aktiengesellschaft. BASF has appealed against this decision. Proceedings are still running in Brazil, Korea, New Zealand, and Australia.

        All lawsuits in the United States in connection with said antitrust law violations filed by direct customers that purchased vitamins in the United States have been settled.

        Class action lawsuits on behalf of indirect vitamin purchasers were levied in 28 U.S. states. In October 2000, 24 of these were settled, with terms calling for the vitamin manufacturers to pay in total $396 million. BASF Aktiengesellschaft's share of this is up to $97 million. All settlements have been granted preliminary approval, and partially fulfilled. Suits from some third party plaintiffs who did not wish to participate in this settlement remain open. Further claims for damages have been filed in Canada, Germany and in Australia.

        The Company has additionally established provisions for the costs that it can currently anticipate. The Company cannot rule out additional charges, but does not believe that they will have a substantial impact on the profitability of the Company.

        BASF Aktiengesellschaft has been named as a defendant in Empagran S.A. et al. versus F. Hoffmann-La Roche Ltd., et al., a federal class action filed in the U.S. District Court for the District of

Columbia purportedly on behalf of all persons who purchased vitamins from the defendants outside the United States between January 1, 1988 and February 1999. The Empagran complaint alleges that the plaintiffs were overcharged on their vitamins purchases as the result of a worldwide conspiracy among the defendants to fix vitamin prices. In a decision dated June 7, 2001, the District Court for the District of Columbia dismissed the Empagran complaint for lack of subject matter jurisdiction. On January 17, 2003, the United States Court of Appeals for the District of Columbia Circuit reversed the District Court's ruling. The Court of Appeals held that the United States antitrust laws permit federal subject matter jurisdiction over claims by foreign purchasers based on purchases outside the United States. The defendants named in Empagran, including BASF Aktiengesellschaft, have filed a petition for rehearing, challenging the Court of Appeals' decision and, if necessary, will file a petition seeking review of the decision by the United States Supreme Court. Should the decision be upheld, against expectations, the foreign customers be certified as a "class" by the U.S. Courts, and the damage claim be successful, this could cause considerable financial charges for the BASF Group.

Synthroid® related claims

        This proceeding concerned class action lawsuits against Knoll Pharmaceutical Company (KPC) of BASF's Pharmaceutical business, divested in 2001. The lawsuits challenged Knoll's delaying the publication of a study comparing Synthroid® to certain branded and generic products.

        This proceeding concerned class action lawsuits against Knoll Pharmaceutical Company (KPC) of BASF's Pharmaceutical business, divested in 2001. The lawsuits challenged Knoll's delaying the publication of a study comparing Synthroid® to certain branded and generic products. For various reasons, including the unclear position of third-party payors, final approval of a proposed settlement of 1997 was not granted. KPC subsequently negotiated a new proposed settlement with consumers and third-party payors providing for a payment of $25.5 million in addition to the $98 million paid into escrow in late 1997 (plus the accrued interest thereon). The United States District Court of Chicago granted final approval of the new proposed settlement on August 4, 2000. A number of appeals have been filed. On August 31, 2001, the United States Court of Appeals granted final confirmation of the settlement. However, payment cannot be made until a final judgment has been reached with regard to ongoing appeals against the settlement.

        Various class actions in the United States were brought against KPC and BASF Corporation (and in two cases BASF Aktiengesellschaft) as well as Abbott Inc. and Glaxo Wellcome for an unknown amount of damages as well as for the reimbursement of costs for preventive medical check-ups. The claims are based on the possible hazardousness, alleged insufficient trials, and failures during the admission procedure of Meridia® (U.S. trade name of the anti-obesity drug sibutramine). The legal proceedings are still at a very early stage. The two actions against BASF Aktiengesellschaft have been dropped or dismissed. BASF Corporation processed and still processes the drug for KPC by way of toll manufacture. In addition, BASF Corporation has no relationship with the product. The fact, that BASF Corporation owned shares in KPC, is not a sufficient basis for damages. The overall material risk can be considered as low.

BASF GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

Additional proceedings

        In 2001, class action lawsuits against BASF Aktiengesellschaft and some of its affiliates were filed at U. S. courts. It was alleged that sales of automotive refinish coatings had violated antitrust laws. BASF considers these allegations to be unfounded and will consequently file for dismissal of the lawsuits.

27.    BASF stock option program and BASF "plus" incentive share program

        BASF stock option program (BOP):    In 2002, BASF continued the BASF stock option program (BOP) for senior executives of the company worldwide. This program has existed since 1999. Approximately 1,000 senior executives, including the Board of Executive Directors, are currently entitled to participate in this program.

        To participate in the stock option program, each participant must hold as a personal investment BASF shares in the amount of 10% to 30% of his or her individual variable compensation. The number of shares is determined by the amount of variable compensation designated by the participant and the weighted average market price quotation for BASF shares on the first business day after the annual meeting, which was €46.70 on May 2, 2002 (base price).

        For each BASF share of the individual investment, a participant receives four options. Each option consists of two parts, right A and right B, which may be exercised if defined thresholds have been met: The threshold of right A is met if the price of the BASF share has increased by more than 30% in comparison to the base price (absolute threshold). The value of right A will be the difference between the market price of BASF shares at the exercise date and the base price; it is limited to 100% of the base price. Right B may be exercised if the cumulative percentage performance of BASF Shares exceeds the percentage performance of the Dow Jones Global Chemicals Total Return Index (DJ Chemicals). The value of right B will be the base price of the option multiplied by twice the percentage outperformance of BASF shares compared to the DJ Chemicals index on the exercise date.

        The options were granted on July 1, 2002 and can be exercised between July 1, 2004 and June 30, 2010. During the exercise period it is not possible to exercise options during certain periods (closed periods). Each option right may only be exercised if the performance targets are achieved and may only be exercised once, meaning that if only one performance target is met and that option is exercised, the other option right expires. The maximum gain for a participant from the BOP program is limited to 10 times the original individual investment and will be principally settled in cash.

        The stock option programs BOP 1999 to BOP 2001 were structured in a similar way to the BOP 2002 program. To participate in the BOP program, each participant must hold BASF shares in the amount of 10% to 30% of his or her individual variable compensation (BOP 2001) or must make an individual investment in BASF shares in the amount of 10% to 30% of his or her individual variable compensation that is used to purchase BASF shares at the market price on the first business day after the Annual Meeting (BOP 1999 and 2000). The options may be exercised following a vesting period of two years (BOP 2001) or three years (BOP 1999 and 2000).

        The amount of BASF shares held or acquired is determined by the market price on the first business day after the Annual Meeting (base price):

BOP 2001	€47.87
BOP 2000	€47.80
BOP 1999	€41.60

        The benchmark index used to determine the value of right B for BOP 1999 and 2000 is the Dow Jones EURO STOXXSM Total Return Index (EURO STOXXSM). For BOP 2001 it was replaced by the DJ Chemicals Index, which is an even more meaningful benchmark as a worldwide index for the chemical sector.

        Details on the fair value and the number of options issued are described below.

	BASF stock option program
Fair value and parameters used as of Dec 31, 2002*
	2002	2001	2000
Fair value	€11.68	€12.85	€34.67
Dividend yield of BASF shares	3.62%	3.62%	3.62%
Risk free interest rate	4.06%	3.89%	3.19%
Volatility of BASF shares	28.10%	29.34%	28.77%
Volatility of Index**	17.09%	18.15%	23.76%
Correlation BASF quotation: Index**	74.89%	74.68%	68.21%

*
It is assumed that the exercise of options depends on the potential gains
**
2002 and 2001: DJ Chemicals, 2000: EURO STOXXSM

Options outstanding	2002	2001	2000
Number of options outstanding as of January 1	3,092,732	2,057,003	1,172,728
Number of options granted	837,280	1,133,204	917,016
Number of options lapsed*	67,700	97,475	32,741
Weighted average base price	€45.86	€44.22	€42.89
Number of options exercised	609,868	—	—

Number of options outstanding as of December 31	3,252,444	3,092,732	2,057,003

Weighted average base price	€46.67	€45.64	€44.34
Weighted average remaining maturity (years)	5.33	5.14	4.78

*
Option rights lapse if the option holders no longer work for BASF or have sold part of their BOP shares

        In accordance with a resolution by the Board of Executive Directors in 2002 options will be settled in cash instead of delivering shares. Options outstanding as of December 31 are valued with the fair value as of the balance sheet date. This amount is accrued as a provision over the respective vesting period. An amount of €16.7 million was charged to income in 2002.

        The compensation cost of €30.2 million in 2001 and €15.9 million in 2000 was determined by valuing the number of outstanding options with the fair value of the options at the grant date. This total compensation cost was charged to income over the vesting period in which the related employees' services are rendered.

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

        In 2002, most companies improved the employee share purchase program. The first block of 10 shares purchased in any year now attracts one free incentive share in each of the following 10 years.

        Details on the incentive share program are described below.

Number of shares held under the program	2002	2001	2000
As of January 1	1,130,680	745,840	220,840
Number of shares added to the individual investment	535,500	434,800	544,730
Number of subscription rights lapsed	41,720	49,960	19,730

As of December 31	1,624,460	1,130,680	745,840

        The Company accrues the value of the free shares over the period until the shares are to be issued based on the year-end price of BASF shares. Compensation cost of €5.7 million was recorded in 2002, €4.4 million in 2001, and €2.7 million in 2000.

        In addition, all employees with permanent contracts were offered five free BASF shares that must be held for 10 years. In 2002, 174,130 BASF shares were provided free of charge. The resulting expenses of €8.0 million were already accrued as a provision in 2001.

28.    Financial instruments and derivative instruments

        Derivative instruments:    The Company is exposed to foreign currency, interest rate and commodity risks during the normal course of business. In cases where the Company intends to hedge against these risks, derivatives are used, including forward exchange contracts, currency options, interest rate/currency swaps or combined instruments, or commodity derivatives. In addition, derivative instruments are used to replace transactions in original financial instruments, such as shares or fixed-interest securities. Derivative instruments are only used if they have a corresponding underlying position or planned transaction arising from the operating business, cash investments and financing. The leverage effect that can be achieved with derivatives is deliberately not used. The derivative instruments held by the Company are not held for the purpose of trading.

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

        The risks arising from changes in exchange rates and interest rates as a result of the underlying transactions and the derivative transactions concluded to secure them are monitored constantly. The same is true of the derivative instruments, which are used to replace transactions in original financial instruments. For this purpose, market quotations or computer or mathematical models are used to determine the current market values not only of the underlying transactions but also of the derivative transactions, and these are compared with each other.

        Foreign exchange and interest rate risk management:    Foreign currency derivatives are primarily aimed at hedging the exchange rate risk against the U.S. dollar, the Canadian dollar, the Australian dollar, the British pound, the South African rand, the Brazilian real, the Japanese yen, the Mexican peso, and the Singapore dollar. Interest derivatives or combined interest/currency derivatives were concluded to hedge loans granted to group companies.

        Fair value of financial instruments:    The fair value of a financial instrument is the price at which the instrument could be exchanged between willing parties. Fair value amounts are estimated based on available market information and appropriate valuation techniques. These estimates do not necessarily reflect the amount that could be realized or would be paid in the current market.

        Book and estimated fair values of financial instruments, for which it is practicable to estimate the fair value, were as follows:

	December 31, 2002		December 31, 2001
	Book values	Fair values	Book values	Fair values
		(euros in millions)
Assets
Financial assets (details, see Note 15)	€3,248.9	€3,338.2	€3,360.7	€3,477.7
Accounts receivable, trade and other assets	7,647.3	7,633.6	8,039.1	8,057.7
Marketable securities (details, see Note 18)	131.8	150.2	382.9	629.2
Cash and cash equivalents	230.6	230.6	359.9	359.9
Liabilities
Financial liabilities	€3,610.4	€3,716.7	€2,835.0	€2,876.7
Accounts payable, trade and other liabilities	5,166.1	5,175.4	6,025.8	6,038.9

        For trade accounts receivable, liquid funds and other assets, trade accounts payable and other liabilities, the book value approximates the fair value. For non-current amounts, the difference between book value and fair value represents primarily unrecognized losses from foreign currency balances.

        The fair value of financial assets and marketable securities represents market values from securities exchanges at the balance sheet date. The market value of financial liabilities represents a valuation of bonds at inter-bank rates.

Breakdown of derivative financial instruments:

	Nominal amounts December 31		Fair values December 31
	2002	2001	2002	2001
	(euros in millions)
Forward exchange contracts	€5,926.7	€5,051.6	€179.9	€(125.5)
Currency options	—	153.4	—	1.5

Foreign currency derivatives	€5,926.7	€5,205.0	€179.9	€(124.0)

Interest rate swaps	€90.3	€15.1	€(8.9)	€(0.4)
Interest rate/cross currency swaps	3,058.2	3,081.1	(116.1)	(590.9)

Interest rate derivatives	€3,148.5	€3,096.2	€(125.0)	€(591.3)

Commodity derivatives and other derivatives	€820.4	€33.4	€(25.4)	€4.8

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

        Provisions for probable losses from fluctuations of foreign exchange rates, interest rates or prices amounted to €2.7 million in 2002 and €11.1 million in 2001. All changes of the fair value of financial instruments and derivative contracts had been recognized as required by U.S. GAAP and the impact on net income and stockholders' equity in accordance to U.S. GAAP is disclosed in Note 4.

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

        In 2002, Wintershall acquired Clyde Netherlands B.V. from ConocoPhillips, effective November 5, 2002. The respective effects of this acquisition will be described in detail for each disclosure of this section.

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

2002	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
	(euros in millions)
Results of operations
Sales to consolidated companies	€11	€—	€—	€—	€11	€6
Sales to third parties	391	1,093	182	102	1,768	18
Royalties	41	210	19	0	270	3

Total sales	361	883	163	102	1,509	21

Production costs	85	142	48	30	305	8
Exploration expenses	20	47	0	44	111	2
Depreciation, depletion, amortization and valuation	50	61	15	37	163	3
Other	(5)	(6)	(19)	1	(29)	0

Total costs	150	244	44	112	550	13

Result before taxes	211	639	119	(10)	959	8
Income taxes	80	576	18	(2)	672	2

Result after taxes	€131	€63	€101	€(8)	€287	€6

2001	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
	(euros in millions)
Results of operations
Sales to consolidated companies	€21	€—	€—	€—	€21	€7
Sales to third parties	422	1,195	280	90	1,987	21
Royalties	54	229	30	0	313	2

Total sales	389	966	250	90	1,695	26

Production costs	72	139	84	20	315	8
Exploration expenses	22	23	13	20	78	2
Depreciation, depletion, amortization and valuation	54	63	25	22	164	3
Other	—	9	—	0	9	3

Total costs	148	234	122	62	566	16

Result before taxes	241	732	128	28	1,129	10
Income taxes	135	659	23	17	834	3

Result after taxes	€106	€73	€105	€11	€295	€7

2000	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
	(euros in millions)
Results of operations
Sales to consolidated companies	€8	€—	€—	€—	€8	€—
Sales to third parties	325	1,306	278	35	1,944	—
Royalties	26	220	29	1	276	—

Total sales	307	1,086	249	34	1,676	—

Production costs	64	127	73	13	277	—
Exploration expenses	11	18	5	4	38	—
Depreciation, depletion, amortization and valuation	50	55	26	5	136	—
Other	—	—	—	—	—	—

Total costs	125	200	104	22	451	—

Result before taxes	182	886	145	12	1,225	—
Income taxes	102	783	26	6	917	—

Result after taxes	€80	€103	€119	€6	€308	€—

Costs incurred in oil and gas property acquisition, exploration and development activities

        Costs incurred represent amounts capitalized or charged against income as incurred in connection with oil and gas property acquisition, exploration and development activities. Exploration and development costs include applicable depreciation of support equipment and sites used in such activities.

        The major portion of Costs incurred 2002 resulting from Property acquisitions shown under Rest of World represents the effect from the acquisition of Clyde Netherlands B.V. (purchase price allocation to assets before taxes).

2002	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
	(euros in millions)
Costs incurred
Property acquisitions:
Proved	€—	€—	€—	€381	€381	€—
Unproved	—	—	—	182	182	—
Exploration	10	60	5	60	135	2
Development	53	63	50	19	185	1

Total costs	€63	€123	€55	€642	€883	€3

2001	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
	(euros in millions)
Costs incurred
Property acquisitions:
Proved	€—	€—	€—	€—	€—	€—
Unproved	—	—	—	2	2	—
Exploration	28	35	13	28	104	3
Development	51	34	49	5	139	1

Total costs	€79	€69	€62	€35	€245	€4

2000	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
	(euros in millions)
Costs incurred
Property acquisitions:
Proved	€—	€—	€—	€19	€19	€—
Unproved	—	—	—	—	—	—
Exploration	12	27	5	6	50	—
Development	59	20	22	26	127	—

Total costs	€71	€47	€27	€51	€196	€—

Capitalized costs relating to oil and gas producing activities

        Capitalized costs represent total expenditures on proved and unproved oil and gas properties with related accumulated depreciation, depletion and amortization.

2002	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
	(euros in millions)
Capitalized Costs
Gross costs:
Proved properties	€369	€639	€583	€419	€2,010	€23
Unproved properties	13	4	—	193	210	—
Other equipment	450	201	—	166	817	2
Accumulated depreciation, depletion, amortization and valuation allowances:
Proved properties	288	445	395	30	1,158	10
Unproved properties	0	3	—	4	7	—
Other equipment	359	178	—	121	658	1

Total net costs	€185	€218	€188	€623	€1,214	€14

2001	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
	(euros in millions)
Capitalized Costs
Gross costs:
Proved properties	€349	€575	€528	€28	€1,480	€19
Unproved properties	23	10	—	7	40	1
Other equipment	427	178	—	146	751	7
Accumulated depreciation, depletion, amortization and valuation allowances:
Proved properties	279	402	381	10	1,072	6
Unproved properties	0	10	—	4	14	—
Other equipment	342	173	—	110	625	5

Total net costs	€178	€178	€147	€57	€560	€16

2000	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
	(euros in millions)
Capitalized Costs
Gross costs:
Proved properties	€339	€540	€651	€19	€1,549	€—
Unproved properties	16	—	1	7	24	—
Other equipment	406	181	—	140	727	—
Accumulated depreciation, depletion, amortization and valuation allowances:
Proved properties	281	346	482	2	1,111	—
Unproved properties	—	—	—	4	4	—
Other equipment	320	168	—	98	586	—

Total net costs	€160	€207	€170	€62	€599	€—

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

        The tables below show the estimated net quantities, calculated in compliance with Regulation S-X, Rule 4-10(a), as of December 31, 2000, 2001 and 2002 of the Company's proved oil and gas reserves and proved developed oil and gas reserves, as well as changes in estimated proved reserves as a result of production and other factors. The Company's reserves for 2000, 2001 and 2002 include reserves owned directly by the Company and its consolidated subsidiaries.

        The major portion of additions of reserves 2002 resulting from Purchase of reserves shown under Rest of World represents the effect from the acquisition of Clyde Netherlands B.V.

2002		Germany	North Africa/ Middle East	Argentina	Rest of World	Total Investments at equity, Rest of World
Estimated proved oil reserves (millions of barrels)
Proved developed and undeveloped reserves, beginning of year	101	442	39	—	582	19
Revisions and other changes	1	18	17	—	36	—
Extensions and discoveries	—	6	—	—	6	—
Improved recovery	—	—	—	—	—	—
Purchase of reserves	—	—	—	1	1	—
Sale of reserves	—	—	—	—	—	—
Production	10	44	6	0	60	2

End of year	92	422	50	1	565	17
Proved developed reserves, beginning of year	70	412	28	—	510	19
End of year	76	369	33	1	479	17
Estimated proved gas reserves (BSCF)
Proved developed and undeveloped reserves, beginning of year	500	172	1,225	134	2,031	—
Revisions and other changes	38	50	189	0	277	—
Extensions and discoveries	—	4	12	34	50	—
Improved recovery	—	—	—	—	—	—
Purchase of reserves	—	—	—	190	190	—
Sale of reserves	—	—	—	—	—	—
Production	56	18	85	30	189	—

End of year	482	208	1,341	328	2,359	—
Proved developed reserves, beginning of year	500	171	612	57	1,340	—
End of year	425	149	684	105	1,363	—

BASF GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)

2001	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
Estimated proved oil reserves (millions of barrels)
Proved developed and undeveloped reserves, beginning of year	116	479	30	—	625	—
Revisions and other changes	(6)	9	7	—	10	21
Extensions and discoveries	—	—	7	—	7	—
Improved recovery	—	—	—	—	—	—
Purchase of reserves	—	—	—	—	—	—
Sale of reserves	—	—	—	—	—	—
Production	9	46	5	—	60	2

End of year	101	442	39	—	582	19
Proved developed reserves, beginning of year	76	462	22	—	560	—
End of year	70	412	28	—	510	19
Estimated proved gas reserves (BSCF)
Proved developed and undeveloped reserves, beginning of year	509	228	920	89	1,746	—
Revisions and other changes	49	(36)	91	—	104	—
Extensions and discoveries	—	—	296	69	365	—
Improved recovery	—	—	—	—	—	—
Purchase of reserves	—	—	—	—	—	—
Sale of reserves	—	—	—	—	—	—
Production	58	20	82	24	184	—

End of year	500	172	1,225	134	2,031	—
Proved developed reserves, beginning of year	503	228	519	54	1,304	—
End of year	500	171	612	57	1,340	—

2000	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
Estimated proved oil reserves (millions of barrels)
Proved developed and undeveloped reserves, beginning of year	86	509	26	—	621	—
Revisions and other changes	37	1	9	—	47	—
Extensions and discoveries	—	16	—	—	16	—
Improved recovery	—	—	—	—	—	—
Purchase of reserves	—	—	—	—	—	—
Sale of reserves	—	3	—	—	3	—
Production	7	44	5	—	56	—

End of year	116	479	30	—	625	—
Proved developed reserves, beginning of year	66	465	18	—	549	—
End of year	76	462	22	—	560	—
Estimated proved gas reserves (BSCF)
Proved developed and undeveloped reserves, beginning of year	432	247	788	119	1,586	—
Revisions and other changes	120	(13)	213	(1)	319	—
Extensions and discoveries	—	—	—	—	—	—
Improved recovery	—	—	—	—	—	—
Purchase of reserves	—	—	—	16	16	—
Sale of reserves	—	—	—	30	30	—
Production	43	6	81	15	145	—

End of year	509	228	920	89	1,746	—
Proved developed reserves, beginning of year	301	—	476	73	850	—
End of year	503	228	519	54	1,304	—

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

Standardized measure of discounted future net cash flows relating to proved oil and gas reserves

2002	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
	(euros in millions)
Discounted future net cash flow
Revenues	€3,213	€10,048	€1,887	€1,090	€16,238	€163
Production/development costs	1,363	1,654	820	551	4,388	78
Income taxes	802	7,278	213	146	8,439	24
Future net cash flows	1,048	1,116	854	393	3,411	61
Discounted to present value at a 10% annual rate	252	417	354	116	1,139	23
Total	€796	€699	€500	€277	€2,272	€38

2001	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
	(euros in millions)
Discounted future net cash flow
Revenues	€3,111	€6,758	€1,720	€372	€11,961	€211
Production/development costs	1,429	1,795	873	164	4,261	95
Income taxes	727	4,108	207	104	5,146	28
Future net cash flows	955	855	640	104	2,554	88
Discounted to present value at a 10% annual rate	242	302	256	25	825	34
Total	€713	€553	€384	€79	€1,729	€54

2000	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
	(euros in millions)
Discounted future net cash flow
Revenues	€3,597	€10,424	€1,895	€297	€16,213	€—
Production/development costs	1,453	1,951	690	120	4,214	—
Income taxes	903	7,346	277	92	8,618	—
Future net cash flows	1,241	1,127	928	85	3,381	—
Discounted to present value at a 10% annual rate	405	410	316	9	1,140	—
Total	€836	€717	€612	€76	€2,241	€—

Summary of changes in standardized measure of discounted future net cash flows relating to proved oil and gas reserves

        The major portion of changes 2002 resulting from Purchase (sales) of reserves in place — net shown under Rest of World represents the effect from the acquisition of Clyde Netherlands B.V.

2002	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
	(euros in millions)
Summary of changes
Balance as of January 1	€713	€553	€384	€79	€1,729	€54
Sales and transfers of oil and gas produced, net of production costs	(276)	(741)	(115)	(72)	(1,204)	(13)
Net changes in prices and in development and production cost	181	2,233	46	18	2,478	(6)
Extension, discoveries and improved recovery, less related costs	—	57	3	40	100	—
Revisions of previous quantity estimates	58	171	35	(12)	252	(3)
Development costs incurred during the period	61	66	50	3	180	1
Changes in estimated future development cost	0	(91)	59	(24)	(56)	(3)
Purchase (sales) of reserves in place — net	—	—	—	264	264	—
Accredition of discount	108	287	50	13	458	7
Net changes in income taxes	(49)	(1,836)	(8)	(32)	(1,925)	2
Other	—	—	(4)	—	(4)	(1)

Balance as of December 31	€796	€699	€500	€277	€2,272	€38
2001	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
	(euros in millions)
Summary of changes
Balance as of January 1	€836	€717	€612	€76	€2,241	€—
Sales and transfers of oil and gas produced, net of production costs	(325)	(848)	(121)	(71)	(1,365)	—
Net changes in prices and in development and production cost	(73)	(1,765)	(305)	20	(2,123)	—
Extension, discoveries and improved recovery, less related costs	—	—	1	23	24	—
Revisions of previous quantity estimates	102	(64)	42	(1)	79	—
Development costs incurred during the period	65	51	18	5	139	—
Changes in estimated future development cost	(91)	54	18	(3)	(22)	—
Purchase (sales) of reserves in place — net	—	—	—	—	—	—
Accredition of discount	127	481	72	12	692	—
Net changes in income taxes	72	1,927	47	18	2,064	—
Other	—	—	—	—	—	54

Balance as of December 31	€713	€553	€384	€79	€1,729	€54

2000	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
	(euros in millions)
Summary of changes
Balance as of January 1	€378	€694	€454	€39	€1,565	€—
Sales and transfers of oil and gas produced, net of production costs	(245)	(917)	(180)	(21)	(1,363)	—
Net changes in prices and in development and production cost	393	336	158	89	976	—
Extension, discoveries and improved recovery, less related costs	—	103	—	—	103	—
Revisions of previous quantity estimates	278	(57)	209	21	451	—
Development costs incurred during the period	66	46	26	26	164	—
Changes in estimated future development cost	(98)	(105)	(41)	(11)	(255)	—
Purchase (sales) of reserves in place — net	—	(8)	—	(21)	(29)	—
Accredition of discount	84	492	51	5	632	—
Net changes in income taxes	(20)	133	(65)	(53)	(5)	—
Other	—	—	—	2	2	—

Balance as of December 31	€836	€717	€612	€76	€2,241	€—

Item 19.        Exhibits

1.1
Articles of Association (Satzung) of BASF Aktiengesellschaft as amended to date (previously filed as Exhibit 2.1 to BASF Aktiengesellschaft's Registration Statement on Form 20-F dated May 25, 2000, File No. 1-15909).

4.2
Purchase Agreement dated December 14, 2000, by and among Abbott Laboratories and BASF Aktiengesellschaft (previously filed as Exhibit 4.2 to BASF Aktiengesellschaft's Annual Report on Form 20-F dated March 14, 2001, File No. 1-15909).*

8.1
List of subsidiaries of BASF Aktiengesellschaft (List of Shares Held 2002).

*
Confidential portions have been redacted and filed separately with the Securities and Exchange Commission.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 12, 2003	BASF AKTIENGESELLSCHAFT

By:
Name: Dr. Jürgen F. Strube Title: Chairman of the Board of Executive Directors

By:
Name: Max Dietrich Kley Title: Deputy Chairman of the Board of Executive Directors

CERTIFICATION OF CHAIRMAN OF THE BOARD OF EXECUTIVE DIRECTORS

I, Dr. Jürgen F. Strube, certify that:

1.
I have reviewed this annual report on Form 20-F of BASF Aktiengesellschaft;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 12, 2003

Dr. Jürgen F. Strube Chairman of the Board of Executive Directors

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Max Dietrich Kley, certify that:

1.
I have reviewed this annual report on Form 20-F of BASF Aktiengesellschaft;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

(a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 12, 2003

Max Dietrich Kley Chief Financial Officer

QuickLinks

Forward-Looking Information May Prove Inaccurate
TABLE OF CONTENTS
PART I
SELECTED FINANCIAL DATA
REPORTABLE OPERATING SEGMENT DATA
HISTORY AND DEVELOPMENT OF THE COMPANY
BUSINESS OVERVIEW
CHEMICALS
PLASTICS & FIBERS
PERFORMANCE PRODUCTS
AGRICULTURAL PRODUCTS & NUTRITION
OIL & GAS
ENVIRONMENTAL MATTERS
SUPPLIES AND RAW MATERIALS
ORGANIZATIONAL STRUCTURE
DESCRIPTION OF PROPERTY
OVERVIEW
BASIS OF PRESENTATION
RESULTS OF OPERATIONS
LIQUIDITY AND CAPITAL RESOURCES
EXCHANGE RATE EXPOSURE AND RISK MANAGEMENT
RESEARCH AND DEVELOPMENT
PART II
PART III
BASF GROUP CONSOLIDATED STATEMENTS OF INCOME (euros and dollars in millions except per share amounts)
BASF GROUP CONSOLIDATED BALANCE SHEETS (euros and dollars in millions)
BASF GROUP CONSOLIDATED STATEMENTS OF CASH FLOWS* (euros and dollars in millions)
BASF GROUP CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (euros in millions)
BASF GROUP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES
CERTIFICATION OF CHAIRMAN OF THE BOARD OF EXECUTIVE DIRECTORS
CERTIFICATION OF CHIEF FINANCIAL OFFICER