Form 20-F
period 2003-12-31
BASF AKTIENGESELLSCHAFT
filed 2004-03-17
CIK 1024148

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on March 17, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

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

        As of December 31, 2003, there were 556,643,410 BASF ordinary shares of no par value outstanding.

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

        The Consolidated Financial Statements of BASF are based on the accounting and valuation principles of the German Commercial Code (Handelsgesetzbuch), the accounting standards issued by the German Accounting Standards Board (GASB) and the German Stock Corporation Act (Aktiengesetz), collectively known as "German GAAP."

        The accounting principles conform to U.S. generally accepted accounting principles (U.S. GAAP) to the extent permissible under the German Commercial Code. The reconciliation of remaining significant deviations to U.S. GAAP is described in Note 4 to the Consolidated Financial Statements included in Item 18.

        The translation of euros into dollars has been made solely for the convenience of the reader at the noon buying rate of the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2003, which was U.S. $1.2597 = €1.00. No representation is made that such amounts in euros could have been or could be converted into dollars at that or any other exchange rate on such date or any other dates.

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

        These statements reflect the current views of BASF with respect to future events. They are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.

        Many factors could cause the actual results, performance or achievements of BASF to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among others:

  /*/
  changes in general political, economic and business conditions in the countries or regions in which BASF operates;

  /*/
  changes in the laws or policies of governments or other governmental or quasi-governmental activities in the countries in which BASF operates;

  /*/
  changes in the composition of BASF Group companies and the successful integration of acquisitions, divestitures and joint venture activities;

  /*/
  increased price competition and the introduction of competing products by other companies;

  /*/
  the ability to develop, introduce and market innovative products and applications;

  /*/
  the length and depth of product and industry business cycles, particularly in the automotive, construction, electrical and textile industries;

  /*/
  changes in the demand for, supply of, and market prices of crude oil, refined products, natural gas and petrochemicals, including changes in production quotas in OPEC countries and the deregulation of the natural gas transmission industry in Europe;

  /*/
  the cost and availability of feedstock and other raw materials, including naphtha, and the price of steam cracker products;

  /*/
  the ability to pass increases in raw material costs on to customers;

  /*/
  changes in the degree of patent and other legal protection afforded to BASF's products;

  /*/
  regulatory approval, particularly in the areas of fine chemicals, agricultural products and plant biotechnology, and market acceptance of new products including genetically modified competitive products;

  /*/
  unexpected negative results from research and development and testing of current product candidates;

  /*/
  the ability to maintain plant utilization rates and to implement planned capacity additions and expansions;

  /*/
  the ability to reduce production costs by implementing technological improvements to existing plants;

  /*/
  the existence of temporary industry surplus production capacity resulting from the integration and start-up of new world-scale plants;

  /*/
  potential liability resulting from pending or future litigation, including litigation and investigations relating to antitrust violations in the vitamins business until early 1999;

  /*/
  potential liability for remedial actions under existing or future environmental regulations;

  /*/
  changes in currency exchange rates, interest rates and inflation rates; and

  /*/
  changes in business strategy and various other factors referenced in this Annual Report.

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

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

SELECTED FINANCIAL DATA

        The following selected financial data for each of the years in the five-year period ended December 31, 2003 are excerpted from the Consolidated Financial Statements of BASF, which have been audited by Deloitte & Touche GmbH, independent accountants during this period. These data are set forth in accordance with generally accepted accounting principles in Germany (German GAAP) and U.S. GAAP for all periods presented.

        BASF's accounting and valuation methods conform to U.S. GAAP to the extent permissible under the German Commercial Code based on the accounting standards issued by the German Accounting Standards Board (GASB). See Notes 1 and 4 to the Consolidated Financial Statements in Item 18 for further information. In 2001, BASF changed its accounting for deferred income taxes and the method of depreciating certain fixed assets as described in Note 2 to the Consolidated Financial Statements. As a result, the selected financial data for 2001 are not directly comparable to that of prior years. The selected financial data presented below in accordance with U.S. GAAP for the years 2001, 2002 and 2003 have been derived from the Consolidated Financial Statements included in Item 18. The reconciliation of the differences between German GAAP and U.S. GAAP is described in Note 4 to the Consolidated Financial Statements.

        The translation of euros into U.S. dollars for 2003 has been made solely for the convenience of the reader at the noon buying rate of the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2003, which was U.S. $1.2597 = €1.00. No representation is made that such euro amounts could have been or could be converted into dollars at that or any other exchange rate on such date or any other dates.

	2003	2003	2002	2001	2000	1999
	(euros in millions, except per share data and certain other date)
Income Statement Data
German GAAP
Sales, net of petroleum and natural gas taxes(1)	$42,025	€33,361	€32,216	€32,500	€35,946	€29,473
Gross profit on sales	12,632	10,028	10,400	10,312	12,691	11,081
Income from operations	3,348	2,658	2,641	1,217	3,070	2,009
Thereof special items	(422)	(335)	(240)	(1,076)	(330)	(941)
Income from ordinary activities	2,731	2,168	2,641	609	2,827
Extraordinary income before taxes	–	–	–	6,121	–	–
Income before taxes and minority interests	2,731	2,168	2,641	6,730	2,827	2,606
Income before minority interests	1,229	976	1,599	5,826	1,282	1,245
Net income	1,146	910	1,504	5,858	1,240	1,237
Basic earnings per share	2.04	1.62	2.60	9.72	2.02	2.00
Balance Sheet Data
German GAAP
Fixed assets	24,518	19,463	20,458	21,493	21,769	16,070
Current assets including deferred taxes and prepaid expenses	17,811	14,139	14,628	15,382	16,788	13,939

Total assets	42,328	33,602	35,086	36,875	38,557	30,009

Stockholders' equity	20,003	15,879	16,942	17,522	14,295	14,145
Thereof subscribed capital	1,795	1,425	1,460	1,494	1,555	1,590
Provisions and Liabilities	22,326	17,723	18,144	19,353	24,262	15,864
Thereof long-term	12,956	10,285	9,211	9,955	9,059	7,529

Total stockholders' equity and liabilities	42,328	33,602	35,086	36,875	38,557	30,009

Capital Expenditures and Depreciation
Additions to fixed assets	4,461	3,541	3,289	4,053	8,637	3,800
Depreciation and amortization of fixed assets	3,379	2,682	2,501	2,945	2,921	2,681
U.S. GAAP Reconciliation
Net income	1,685	1,338	1,717	5,692	1,454	1,325
Thereof from continuing operations	1,685	1,338	1,717	(238)	1,302	1,329
Basic earnings per share	3.00	2.38	2.96	9.45	2.37	2.14
Income from continuing operations per share	–	–	–	(0.39)	2.13	2.15
Diluted earnings per share	3.00	2.38	2.96	9.45	2.35	2.12
Stockholders' equity	21,695	17,222	17,920	18,538	15,229	14,753
Key Ratios
Return on sales (%)(2)	8.0	8.0	8.2	3.7	8.5	6.8
Return on assets (%)(3)	7.4	7.4	8.4	3.1	9.9	10.2
Return on equity after taxes (%)(4)	6.0	6.0	9.3	(1.0)	9.0	9.1

Weighted Average of Shares Outstanding Used in Determining Earnings per Share:

	2003	2002	2001	2000	1999
Basic earnings per share	561,886,993	579,118,368	602,586,176	612,806,123	618,073,268
Diluted earnings per share	561,886,993	579,118,368	602,586,176	621,581,022	627,161,758

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

REPORTABLE OPERATING SEGMENT DATA

	2003	2003	2002	2001	2000	1999
	(euros in millions, except per share data and certain other date)
Chemicals
Sales	$7,246	€5,752	€5,317	€4,494	€4,504	€3,289
Income from operations	495	393	635	362	640	629
Thereof special items	(135)	(107)	(41)	(63)	(5)	(37)
Assets	5,946	4,720	4,997	4,847	4,232	3,386
Plastics
Sales	11,069	8,787	8,477	8,185	11,030	8,628
Income from operations	373	296	582	(2)	902	656
Thereof special items	(84)	(67)	(11)	(182)	101	2
Assets	7,052	5,598	6,174	6,344	6,086	6,937
Performance Products
Sales	9,615	7,633	8,014	8,154	8,418	7,553
Income from operations	602	478	646	99	586	708
Thereof special items	(113)	(90)	(7)	(298)	(32)	(74)
Assets	5,865	4,656	5,218	6,048	6,266	4,975
Agricultural Products and Nutrition(1), thereof Agricultural Products
Sales	4,001	3,176	2,954	3,478	2,428	1,745
Income from operations	295	234	61	18	(443)	195
Thereof special items	(76)	(60)	(38)	(182)	(341)	(3)
Assets	6,957	5,523	5,092	6,377	6,607	1,949
Fine Chemicals
Sales	2,324	1,845	1,970	1,984	1,739	1,636
Income from operations	157	125	(6)	(210)	(5)	(774)
Thereof special items	(10)	(8)	(124)	(283)	(50)	(829)
Assets	1,641	1,303	1,392	1,488	1,368	1,338
Pharmaceuticals – discontinued operations
Sales	–	–	–	364	2,526	2,197
Income from operations	–	–	–	30	243	(13)
Thereof special items	–	–	–	29	(62)	(164)
Assets	–	–	–	–	2,228	1,887
Oil & Gas
Sales	6,035	4,791	4,199	4,516	3,957	3,051
Income from operations	1,719	1,365	1,210	1,308	1,310	741
Thereof special items	–	–	–	–	44	138
Assets	4,675	3,711	3,648	3,149	3,540	3,003
Others
Sales	1,735	1,377	1,285	1,325	1,344	1,374
Income from operations	(294)	(233)	(487)	(388)	(163)	(133)
Assets	10,192	8,091	8,565	8,622	8,230	6,534
BASF Group
Sales	42,025	33,361	32,216	32,500	35,946	29,473
Income from operations	3,348	2,658	2,641	1,217	3,070	2,009
Thereof special items	(422)	(335)	(240)	(1,076)	(330)	(941)
Assets	42,328	33,602	35,086	36,875	38,557	30,009

(1)
Until 2001 including the pharmaceuticals business

Dividends

        The Board of Executive Directors and the Supervisory Board of BASF Aktiengesellschaft propose dividends based on BASF Aktiengesellschaft's year-end unconsolidated financial statements. The proposal is then voted on at BASF's Annual Meeting, which is usually held at the end of April/beginning of May of the following year. Official invitation to the Annual Meeting is issued about six weeks in advance.

        Since all BASF Shares are in bearer form, dividends are either remitted to the custodian bank on behalf of the stockholder, generally within two business days following the Annual Meeting, or, in the case of stockholders personally possessing certificates, available immediately following the Annual Meeting upon submission of the dividend coupon at the offices of BASF Aktiengesellschaft in Ludwigshafen, Germany, or the offices of BASF Aktiengesellschaft's appointed paying agents. On the dividend record date record holders of BASF's American Depositary Receipts (ADRs) will be entitled to receive payment in full of the declared dividend in respect of the year for which it is declared. Cash dividends payable to ADR holders will be paid to The Bank of New York, as depositary, in euros and, subject to certain exceptions, will be converted by the depositary into U.S. dollars. The amount of dividends received by holders of ADRs may be affected by fluctuations in exchange rates. See "Exchange Rate Information" for further information.

        The following table lists the annual dividends payable per BASF Share in euros and the U.S. dollar equivalent for each of the years indicated. The table also discloses the dividend amount per BASF Share for 2003 proposed by the Supervisory Board and the Board of Executive Directors for approval at the Annual Meeting to be held on April 29, 2004. The table does not reflect the related tax credits available to eligible taxpayers. See "Item 10. Additional Information – Taxation of Dividends" for further information.

	Dividend Paid for Each BASF Share
Year Ended December 31,	Euro		Dollar
2003	1.40		1.76
2002	1.40		1.47
2001	1.30		1.16
2000	2.00	(1)	1.88
1999	1.13		1.03

(1)
Thereof special dividend of €0.70 per qualifying share to distribute in full equity charged with 45% corporate income tax.

        The euro dividend amounts are translated solely for the convenience of the reader into U.S. dollars (rounded to the nearest cent) at the Noon Buying Rate on the dividend payment date. For the dividend proposed to be paid in 2004 for the year ended December 31, 2003, the euro amount is translated into U.S. dollars (rounded to the nearest cent) on the basis of the Noon Buying Rate on December 31, 2003 of $1.2597 = €1.00.

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

Year	High	Low	Period Average(1)	Period End
2003	1.2597	1.0361	1.4111	1.2597
2002	1.0485	0.8594	0.9495	1.0485
2001	0.9520	0.8370	0.8909	0.8901
2000	1.0335	0.8270	0.9207	0.9388
1999	1.1812	1.0016	1.0588	1.0071

(1)
The average of the Noon Buying Rates on the last business day of each full month during the relevant period.

        The high and low exchange rates for the euro for each month during the previous six months is set forth below:

	U.S. dollar for one euro
Month	High	Low
February, 2004	1.2848	1.2426
January, 2004	1.2853	1.2389
December, 2003	1.2597	1.1956
November, 2003	1.1995	1.1417
October, 2003	1.1833	1.1596
September, 2003	1.1650	1.0845

        The Noon Buying Rate for the euro on March 5, 2004 was quoted by the Federal Reserve Bank of New York at 1.2401 U.S. dollars for one euro.

        As of January 4, 1999, the commencement date of euro trading, the Noon Buying Rate for the euro was quoted at $1.1812 = €1.00.

        Because a substantial portion of the BASF Group's revenues and expenses are denominated in currencies other than the euro, results of operations and cash flows may be materially affected by movements in the exchange rate between the euro and the respective currencies to which the Group is exposed. For a discussion of the effect exchange rate fluctuations have on the BASF Group's business and operations and also the hedging techniques used to manage the Group's exposure to such fluctuations, see "Item 5. Operating and Financial Review and Prospects – Exchange Rate Exposure and Risk Management" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

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

Continuing weakness in the market for chemical products and in the global economy generally may adversely affect BASF's sales and earnings

        Continued weak demand for chemical products in the United States, as well as ongoing economic weakness in Europe and Asia could have an adverse effect on both sales and earnings. Those areas that are subject to commoditization, such as BASF's basic inorganic chemicals, petrochemicals, intermediates and plastics operations are particularly vulnerable, whereas BASF's agricultural, nutrition, and cosmetics operations and natural gas trading are less likely to suffer. BASF is also regionally diversified, and therefore less likely to suffer from weakness in a specific region.

Changes in regulatory controls could reduce the profitability of BASF's current products and could delay BASF's introduction of new products

        BASF must comply with a broad range of regulatory controls on the testing, manufacturing and marketing of many of its products. BASF expects that regulatory controls worldwide, and especially in the European Union (EU), will become increasingly demanding. The proposed new EU chemicals policy could require a significant increase in testing for chemical products. These tests could be very cost intensive and time consuming and could lead to increased costs and reduced operating margins for BASF's chemical products.

        In addition, the EU Directive on Emissions Trading could reduce BASF's growth opportunities in Europe. Governments have to impose total CO2 (carbon dioxide) caps on specific energy intensive installations. These caps aim to enable EU member states to meet their Kyoto targets e.g., Germany (21)% and Belgium (7.5)%, based on 1990 carbon dioxide emission levels. Further details will be defined by the National Allocation Plans (NAPs), which must be submitted to the EU Commission for acknowledgment by March 2004. These NAPs might entail disadvantages for our European sites. Compliance with the directive could require significant capital expenditures by BASF and could limit BASF's ability to pursue its growth strategy.

BASF is exposed to foreign currency and interest rate risks

        BASF conducts a significant portion of its operations outside of Europe and therefore is exposed to risks associated with the fluctuations of foreign currencies. BASF is subject to interest rate risks in the ordinary course of its business.

        Risk management is centralized at BASF Aktiengesellschaft and BASF Group companies designated for that purpose, and BASF hedges against financial risks through derivative instruments such as forward exchange contracts, currency options, interest rate and currency swaps and combined instruments. There can be no assurance, however, that BASF's hedging strategy will be effective and that foreign currency and interest rate fluctuations will not adversely affect BASF's results of operations. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk" and Note 29 to the Consolidated Financial Statements for additional information about the nominal value and market value of BASF's financial instruments.

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

Significant variations in the cost and availability of raw materials, energy, precursors and intermediates may adversely affect BASF's operating results

        BASF uses significant amounts of raw materials and energy in manufacturing a wide variety of products. Significant variations in the cost and availability of raw materials, energy, precursors and intermediates may adversely affect BASF's operating results. To control these price and supply risks, BASF purchases raw materials through negotiated long-term contracts, with prices that periodically float. Additionally required purchases on spot markets are made using optimized procedures. Supply contracts for the most strategically important raw materials are negotiated and concluded centrally for the BASF Group. For more information, see "Item 4. Information on the Company – Supplies and Raw Materials."

        BASF's individual business units constantly monitor changes in their relevant supply markets and take action to minimize their risks accordingly.

Cyclicality may adversely affect BASF's operating margins

        The results of BASF's Chemicals, Plastics and Performance Products segments are affected by cyclicality in various industries in which they operate, including the automotive, construction, electric and electronics as well as the textile industries. BASF's strategy to deal with these risks is to constantly expand its cyclically resilient businesses, such as agrochemicals, active ingredients for pharmaceuticals and nutrition, and trading and transmission of natural gas. In cyclical businesses, BASF seeks to maintain cost leadership.

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

Exploration risk may adversely affect the business of BASF's Oil & Gas segment

        The future growth of the exploration and production unit of our Oil & Gas segment is to a large extent dependant on successful findings. The search for new oil and natural gas reserves involves certain geological risks that relate to the availability of hydrocarbon products and the quality thereof. The exploration and production industries are experienced in dealing with these risks diligently. We diversify our risks through a balanced exploration portfolio.

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

Negative developments in equity and bond markets may make extraordinary contributions to pension funds necessary

        The fund assets required to cover future pension obligations are actuarially determined using assumptions concerning the expected return on plan assets. The plan assets are partially comprised of equity investments. Declining returns on equity and bond markets could trigger additional contributions to the pension plan to cover future pension obligations. The amortization of additional contributions, which are deferred as prepaid pension, increase future pension expenses.

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

BASF is subject to security risks

        Assessing security risks on a worldwide basis and determining their potential impact on BASF has become an extremely difficult undertaking since the terrorist attacks in the United States. BASF's corporate security is in close contact with local security offices through its group-wide network, and takes controlled precautionary steps with the help of constantly updated security measures and recommendations (e.g., travel restrictions, tighter access controls for production plants, up-dating of rescue and evacuation plans, emergency services, etc.) to protect the company and its employees.

Litigation could harm BASF's operating results and cash flows

        For further information see "Item 8. Financial Information – Legal Proceedings" and Note 27 to the Consolidated Financial Statements.

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

BUSINESS OVERVIEW

Introduction

        BASF is a transnational chemical company that is comprised of the parent company, BASF Aktiengesellschaft of Ludwigshafen, Germany, and 153 consolidated subsidiaries. The company has customers in more than 160 countries and operates production sites in 41 countries.

        For the year ended December 31, 2003, BASF reported sales of €33,361 million, income from operations of €2,658 million, and net income after taxes and minority interests of €910 million. Based on customer location, BASF's activities in Europe accounted for 57.3% of BASF's total sales in 2003; North America (which includes the United States, Mexico and Canada) accounted for 21.5% of sales; the Asia, Pacific Area, Africa region accounted for 15.9% of sales; and South America accounted for 5.3% of sales.

Structure

        BASF has five separate business segments: Chemicals, Plastics, Performance Products, Agricultural Products & Nutrition and Oil & Gas. These business segments encompass BASF's 12 operating divisions. For financial reporting purposes, the two operating divisions of BASF's Agricultural Products & Nutrition business segment are separate reportable operating segments: Agricultural Products and Fine Chemicals. Major recent acquisitions and divestitures include the following: BASF purchased the worldwide engineering plastics business of Honeywell International, Morris Township, New Jersey and sold its worldwide nylon fibers business to Honeywell on May 1, 2003. The Plastics and Fibers segment was thereafter renamed Plastics. BASF acquired the insecticide fipronil, and certain fungicides for seed treatment from Bayer CropScience on March 21, 2003.

        BASF's business segments are linked with what is referred to as the "Verbund" structure. Verbund loosely translates as "integration", but the meaning encompasses far more than what is traditionally associated with backward or forward integration. In production processes, BASF does not simply look forward and backward to find potential efficiencies, but rather examines every input and every output of these processes. At Verbund sites BASF uses byproducts of chemical reactions that might otherwise have to be disposed of, as raw materials for other processes. In addition, many chemical processes give off heat energy, which BASF converts into steam and then uses to drive other processes within a Verbund site. This allows our Verbund sites to consume less fossil fuel than would otherwise be required. The closely linked plants at a Verbund site also allow the use of pipelines to transport intermediate products, instead of railcars, barges or trucks, thus resulting in further savings. By reusing byproducts and residual materials, using energy and other raw materials efficiently, and keeping the distances that substances need to be transported to a minimum, BASF reduces the impact on the environment and saves money. In addition to production, this concept is applied to other areas; from R&D to purchasing to customer connections, the advantages of Verbund are applied throughout BASF.

Group Strategy

        In response to the evolving global chemical industry, BASF announced in December 2003 a renewed strategy: BASF 2015. As an evolution of BASF's previous strategy, four strategic guidelines, along with a new logo and a new slogan ("BASF: The Chemical Company") were introduced. The new strategic guidelines; earning a premium on our cost of capital, helping our customers to be successful, forming the best team in the industry, and ensuring sustainable development, will guide BASF's business in the future. As the world's largest chemical company, based on sales of €33,361 million in 2003, BASF aims to actively capitalize both on the structural and technological changes that will affect the global chemical industry, and economy as a whole over the next decade.

Earning a premium on our cost of capital

        BASF's measures its performance based on earnings before interest and taxes (EBIT) minus cost of capital employed. The expected cost of capital for the year 2004 is 10% before taxes. EBIT after cost of capital will also be used as a key performance indicator for our divisions.

Helping BASF's customers be successful

        BASF aims to offer tailor-made solutions for our customers' problems and thereby be the partner of choice for specialty products. In order to do this we must understand our customer's businesses as well as we understand our own. By starting to cooperate with the customer at a very early stage in the product development process, and also continuing cooperation in the further improvement of established products, applications and processes, we can ensure our own success.

        BASF seeks to offer our standard products reliably, in a defined quality, and at an appropriate price. To be profitable in this area we need highly efficient and lean structures and the lowest manufacturing costs for our products. We ensure this by using cost-efficient raw material purchasing, innovative production methods and intelligent marketing approaches.

Forming the best team in the industry

        Attracting and developing the best talent is a critical success factor. BASF considers its committed and skilled employees to be one of the company's particular strengths and also believes the company benefits from the national and cultural diversity of its staff. Furthermore, BASF supports teamwork and believes it has an impact in particular on the effectiveness of the company's research and development activities.

Ensuring sustainable development

        For BASF, sustainable development means combining business success, environmental protection and social responsibility. Our successful eco-efficiency analysis is a good example. With it we can show which products and processes are superior from environmental as well as economic viewpoints. This is becoming increasingly important to our customers and partners and gives us a competitive advantage in the market. BASF further demonstrates its commitment to sustainable development by setting long-term environmental goals for itself, such as a 40% reduction of air pollution, and a 60% reduction of organic substances to water by 2012. BASF also takes pride in its membership in the Dow Jones Sustainability World Index for the third year running.

Continuing with proven strategies

        BASF considers these new guidelines to be a refinement of our existing strategies, and not a revolutionary change of direction. Elements of BASF's existing strategies therefore remain in place.

Specific plans for achieving our goals, in particular earning a premium on our cost of capital, include the following:

  Focusing resources on promising business areas

        BASF's financial yardstick, EBIT after cost of capital will guide its selection of areas in which to invest its resources. To expand our business portfolio profitably in the next decade and beyond, BASF will exploit the commercial benefits of its innovations, expand manufacturing capacities for its most profitable products and actively manage its portfolio.

        BASF discontinues business activities that are unlikely to show long-term profitability and acquires innovative businesses with a high potential for growth. Between 1994 and 2003, BASF sold businesses, which at the time of their divestiture, generated sales valued at approximately €10.5 billion. During the same period, the company acquired businesses, which at the time of their acquisition, generated sales valued at approximately €10 billion. BASF also enters into strategic alliances with the aim of achieving profitable growth in our key businesses and value-adding chains.

  Enhancing BASF's long-term competitiveness

        BASF believes that cost leadership is crucial to the company's long-term competitiveness. To achieve this, BASF relies on both technological advances in its production processes, and the inherent efficiency in its integrated large-scale plants to maintain high operational efficiency. BASF relies on the technology platforms in its research and development units to develop and implement process and product innovations effectively.

        BASF's goal is to operate the most competitive sites in the chemical industry. BASF believes that to continue to secure its long-term performance in the chemicals business, it must use the highly integrated nature of its major manufacturing sites (Verbund sites) as effectively and extensively as possible while consolidating the company's portfolio of production sites. Where appropriate, BASF capitalizes on the cost advantages of its Verbund structures by building new plants at existing Verbund sites or by building new Verbund sites such as those in Nanjing, China, and Kuantan, Malaysia. However, for customers who place a high value on being served locally, BASF can gain a competitive advantage by operating regional sites for manufacturing customized products.

        BASF's marketing and sales competence and its access to competitively-priced raw materials, energy and precursors are also of strategic importance. Where necessary, BASF ensures access by using its technological and market strength to enter into partnerships and alliances with strong global or regional partners.

        BASF continuously seeks to reduce costs, especially those relating to our standard products. At our Ludwigshafen site alone, BASF aims to eliminate €450 million in annual costs by 2005 as part of the Ludwigshafen Site Concept. To this end BASF has introduced a series of optimization measures for raw materials, energy consumption, processes and personnel at its most important Verbund site in Ludwigshafen, Germany. By the end of 2003 BASF had already made changes projected to save €100 million annually.

  Investing in growth markets

        BASF focuses its resources on expanding selected businesses in specific regions. Building production capacities in growth markets is a crucial element of BASF's strategy, as it allows the company to supply regional markets locally. Local production also increases the company's flexibility and reduces the risks posed by temporary currency fluctuations and weak regional growth.

        BASF estimates that by 2010 the chemical market in Asia – excluding Japan – will be approximately as large as the market for chemicals in Europe. Asia is therefore a key market for BASF. The company aims to establish itself quickly as one of the most important chemical manufacturers in this market. In Europe and North America, BASF is concentrating its resources on growth markets in which the company believes it has competitive advantages.

        BASF aims to be among the top three competitors in the markets it serves. The company already derives more than two-thirds of its sales from product groups in which it is one of the top three suppliers, and it aims to further increase this proportion.

CHEMICALS

Segment Overview

        BASF's Chemicals segment is one of the largest chemical producers in the world based on sales. The Chemicals segment produces a wide range of products, from basic petrochemicals and inorganic chemicals to higher-value intermediates, allowing BASF to exploit fully the benefits of its Verbund approach to integration. Key information is provided in the following table:

	2003	2002	2001
	(euros in millions)
Sales to third parties	€5,752	€5,317	€4,494
Percentage of total BASF sales	17%	17%	14%
Intersegmental transfers	€2,680	€2,598	€2,452
Income from operations	€393	€635	€362
Capital expenditures on tangible and intangible assets	€527	€495	€929

        The Chemicals segment produces a wide variety of chemicals that are sold to a multitude of industries including the chemical, construction, automotive, electrical, electronics, detergents, colorants, coatings, health and nutrition industries.

        The Chemicals segment exemplifies the benefits of BASF's Verbund approach to integration because its divisions both intensively consume and manufacture products along the company's core value-adding chains. Virtually all products that the segment sells to external customers are produced within this integrated network. Although most of the segment's sales are to external customers, 31.8% of the segment's total sales are intersegmental transfers to other BASF operations for the manufacture of higher-value products. The products manufactured for captive use include many basic and intermediate chemicals.

Segment Strategy

        The Chemicals Segment represents the foundation for BASF's Verbund approach to integration of chemical production. It focuses on the supply of cost-efficient standard chemicals for internal demand and on offering a broad range of intermediate and higher-value products for external customers. Success factors for the chemicals segment in a competitive environment are cost leadership, including competitively priced raw materials, economies of scale, leading technology and efficient production processes. The high and steady internal demand for the basic chemical building blocks produced by the Chemicals segment ensures a high capacity utilization of BASF's world-scale plants, e.g., steam crackers, ammonia plants, etc. BASF's capital expenditures and research and development efforts are focused on building world-scale plants, as well as on developing new technologies, improved processes and new products.

        The Chemicals segment's global strategy is to maintain its leading market position in Europe, improve its cost structure in North America, and expand its operations in Asia. In Europe, BASF conducted scheduled upgrades for several production plants. In 2003, parts of the existing production plants for chlorine in Ludwigshafen, Germany, were modernized; changing the process to the more cost-efficient membrane process. Also, the capacity for ethylene oxide was increased in Ludwigshafen.

        In North America, the Chemicals segment improved its production structure with the completion of the world's largest naphtha steam cracker in Port Arthur, Texas, at the end of 2001. Operated in conjunction with its 40% partner, ATOFINA S.A, this steam cracker supplies propylene, ethylene and other products to BASF's Verbund sites in Geismar, Louisiana, and Freeport, Texas. In 2003, the mechanical construction of the C4 complex, financed jointly by BASF and its partners ATOFINA S.A. and Shell, was completed. The C4 complex includes an extraction unit for butadiene, an inalkylation, as well as a metathesis unit. The latter will produce an additional 300,000 tons of propylene per year. The C4 complex is integrated into the steam cracker in Port Arthur, Texas and is planned to start operations by the end of the first quarter 2004. The closure of two out of three ethylene oxide plants in 2002 and the capacity expansion of the remaining plant in Geismar, Louisiana, in 2003 improve BASF's cost structure by optimizing economies of scale.

        In Asia, BASF has a number of major projects underway. These include the expansion of the Verbund site in Kuantan, Malaysia with our joint venture partner PETRONAS. BASF began manufacturing at the site in mid-2000. During 2003, BASF completed construction of a new butanediole complex in Kuantan, Malaysia. The output of this plant will be a precursor for our new polybutyleneterephthalate (PBT) plant, which we are constructing with our joint venture partner Toray. BASF is also constructing a new Verbund site in Nanjing, China with our joint venture partner Sinopec. The construction work is well in progress and proceeding according to schedule. BASF expects plants at the Nanjing site to begin operations in 2005. In addition, in 2003 BASF started the construction of a new plant for tetrahydrofuran (THF) and polytetrahydrofuran (PolyTHF®) in Caojing, China.

        In 2003, the Chemicals segment invested approximately €108 million in research and development. Research activities are focused on improving value-adding production chains that serve the segment and on developing higher-value products. BASF is developing new products and production processes, in particular for organic and inorganic intermediates and industrial chemicals.

        The main capital expenditure projects of the Chemicals segment currently include:

Location	Project	Projected Annual Capacity at Completion of Project (metric tons)		Projected Start-Up-of Operations
Caojing, China	Tetrahydrofuran/ polytetrahydrofurn	80,000/ 60,000		2005

Nanjing, China	Integrated production site major products include:		(2)	2005

	ethylene	600,000

	ethylene glycol	300,000

	aromatics	300,000

	oxo alcohols	250,000

	organic aides	80,000

Port Arthur, Texas	Butadiene	410,000	(1)	2004

(1)
Conducted through a joint venture between Shell Chemical Company (60%), BASF (24%) and ATOFINA S.A. (16%) (capacity reflects total joint venture capacity).

(2)
Conducted through a joint venture between Sinopec (50%) and BASF (50%) (capacity reflects total joint venture capacity).

Inorganics

Overview

        BASF's Inorganics division sells approximately 750 products of which approximately 55% are allocated for captive use. This allows BASF's other divisions to benefit from reduced energy, transportation and infrastructure costs and from improved efficiencies in purchasing and logistics. These internal transfers are based on market prices, and include large amounts of chlorine, sodium hydroxide, ammonia, formaldehyde, methanol and nitric acid as startup materials to create higher-value products. This captive use within BASF provides steady demand that helps maintain high capacity utilization rates at the division's production plants. The remaining amount is sold to external customers worldwide in a broad range of industries.

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

        The most important production site for the Inorganics division is BASF's Verbund site in Ludwigshafen, Germany, where the division produces its entire range of products. The division also produces basic inorganic chemicals such as ammonia, formaldehyde, nitric acid and sulfuric acid at the company's Verbund site in Antwerp, Belgium.

        In September 2003 BASF has completed the acquisition of the Callery Chemical Division of Mine Safety Appliances Company. The acquisition includes Callery's production site in Evans City, Pennsylvania. The transaction broadens the Inorganics division's portfolio in the field of high margin inorganic specialties such as alcoholates as well as boron and potassium specialties. Moreover the acquisition supports an expansion into the important non-cyclical life science markets. Offering customers inorganic specialties and innovative products, especially in the areas of electronic grade chemicals, catalysts and powder injection molding products allows BASF to maintain a competitive edge and thus contributes to division's profitability. BASF aims to expand its business in inorganic specialties and catalysts for which the company can obtain higher margins.

        The Inorganics division's sales to third parties were €738 million in 2003.

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

  Inorganic Chemicals

        BASF produces inorganic chemicals through value-adding chains of production based on nitrogen, sulfur and sodium chloride. Some of these are starting materials for superabsorbers, fertilizers, and other high-value chemicals. The products range from basic chemicals such as chlorine, sodium hydroxide, nitric acid and sulfuric acid to inorganic salts such as sodium and potassium alcoholates to ammonium salts. More than half of these products are for captive use within BASF's Verbund. The remaining products are sold primarily to other chemical companies. The strategic goal is to guarantee the BASF group a cost-effective supply of basic inorganic chemicals.

  Glues and Impregnating Resins

        BASF offers a wide variety of tailor-made, wood-to-wood adhesives. These adhesives are used to bind together the particles, fibers and strands found in all types of particleboards, and are also used for surface bonding of wooden components. In addition, BASF produces impregnating resins, which are used to manufacture decorative paper and laminated flooring. BASF is also a producer of glues and impregnating resin raw materials such as ammonia, formaldehyde, methanol, urea and melamine. Europe is the primary market for this group of products. The strategic goal for the product line is profitable growth through new products developed in cooperation with selected customers and through an increased global presence with high margin specialties, particularly in Asia.

  Catalysts

        Catalysts are substances that are frequently added to chemical processes to facilitate the target reaction. Developing and manufacturing catalysts plays an important role in BASF's strategy to protect and expand its technological leadership because catalysts often help increase product yields, and reduce energy usage. BASF's catalysts are used in internal processes and are also sold to customers around the world. The strategic goal for our catalyst business is to grow faster than the chemical industry average, with high margin products.

        The production capacities as of December 31, 2003 for the Inorganics division's major products are as follows:

Product	Annual Production Capacity (metric tons)	Primary Applications
Ammonia	1,255,000	/*/ /*/ /*/ /*/ /*/	Fertilizers Glues and impregnating resins Dyestuffs Animal nutrition Fiber products

Chlorine	360,000	/*/ /*/ /*/	Plastics Solvents Inorganic salts

Formaldehyde condensation products	750,000	/*/	Glues and impregnating resins
Formaldehyde	510,000	/*/ /*/	Glues and impregnating resins Solvents

Hydroxylamine free base 50% aqueous solution	7,000	/*/	Semiconductors and treatment of metal surfaces

Methanol	450,000	/*/ /*/ /*/ /*/	Glues and impregnating resins Chemical intermediates Solvents Vitamins

Melamine	65,000	/*/	Glues and impregnating resins

Sulfuric acid and oleum	720,000	/*/	Fiber products

Sulfur dioxide	150,000	/*/	Bleaching and reducing agents

Sodium hydroxide	360,000	/*/	Chemicals

Urea	545,000	/*/ /*/	Fertilizers Glues and impregnating resins

Markets and Distribution

        In 2003, Europe accounted for 79% of the Inorganics division's sales to external customers; North America for 9%; South America for 2%; and the Asia, Pacific Area, Africa region for 10%.

        The Inorganics division competes on the basis of strong customer relationships, comprehensive product service and price. In the market for specialty products, the division also competes based on its ability to offer innovative products, such as catalysts. The Inorganics division sells its products primarily through BASF's own sales force.

        The Inorganics division's main competitors include ATOFINA S.A., Norsk Hydro and Gentek Inc. In the market for catalysts, the division?s main competitors include Süd-Chemie AG, Criterion Catalyst & Technology Company and Procatalyse S.A., while in the market for glues and impregnating resins, Nordkemi Oy and ATOFINA S.A. are among BASF?s competitors.

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

        The Petrochemicals division's principal products include the basic building blocks of petrochemicals, which are produced primarily in steam crackers. In a steam cracker, steam is used to crack naphtha mainly into ethylene and propylene. Other materials produced in this process include aromatics such as benzene, and C4 cuts (a mixture of C4 hydrocarbons) – a source of butadiene, isobutene and n-butenes. BASF also produces acetylene – a chemical based on natural gas–and provides industrial gases for consumption at BASF's Verbund sites in Ludwigshafen, Germany, and Antwerp, Belgium.

        The division's products, which are used internally in BASF's value-adding chains of production, include large amounts of ethylene, propylene, butadiene, benzene, acetylene, oxo alcohols, phthalic anhydride, ethylene oxide, ethylene glycols, propylene oxide, propylene glycol and industrial gases. This captive use within BASF provides steady demand that helps maintain high capacity utilization rates at the division's production plants.

        In Europe, BASF operates steam crackers in Ludwigshafen, Germany, and Antwerp, Belgium. Although the steam crackers mainly supply products for captive use within the company, BASF maintains positions in the merchant markets for ethylene to ensure high capacity utilization. Since the end of 2001, BASF and its 40% partner ATOFINA S.A. have run a steam cracker at ATOFINA's refinery located in Port Arthur, Texas, with an annual production capacity of 920,000 metric tons of ethylene and 550,000 metric tons of propylene. It supplies olefins and aromatics to BASF's Verbund sites in Geismar, Louisiana, and Freeport, Texas.

        In Asia, the Petrochemicals division is expanding its operations. In Nanjing, China, a steam cracker and several downstream production facilities are expected to start operations in 2005.

        The Petrochemicals division's sales to third parties were €3,264 million in 2003.

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

        Production capacities as of December 31, 2003 for the major products in the Petrochemicals division are as follows:

Product	Annual Production Capacity (metric tons)		Primary Applications
Ethylene	2,340,000	(1)	/*/ /*/ /*/ /*/	Plastics Specialty chemicals Solvents Dispersions

Propylene	1,700,000	(1)(3)	/*/ /*/ /*/ /*/	Plastics Plasticizers Solvents Specialty chemicals

Benzene	635,000	(1)	/*/	Plastics

Acetylene	90,000		/*/ /*/ /*/	Plastics Vitamins Pharmaceuticals

Oxo C4 alcohols (calculated as butyraldehyde)	1,070,000	(2)	/*/ /*/ /*/	Plasticizers Dispersions Solvents

Phthalic anhydride	242,000	(2)	/*/ /*/ /*/	Plasticizers Resins Dyestuffs

Higher oxo alcohols	240,000		/*/ /*/	Plasticizers Detergents (ethoxylates)

Plasticizers	455,000	(2)	/*/ /*/ /*/	Wire & Cable Film & Sheeting Coated Fabrics

Ethylene oxide	925,000		/*/ /*/	Nonionic surfactants Ethylene glycols

Propylene oxide	125,000		/*/	Nonionic surfactants Propylene glycol

Ethylene glycols	360,000		/*/ /*/	Antifreeze Polyester

Propylene glycol	80,000		/*/ /*/	Unsaturated polyesters, solvents Polyester

Glycol ethers	125,000		/*/	Solvents, brake and hydraulic fluids

(1)
Includes the total production capacity conducted through a joint venture between BASF (60%) and ATOFINA S.A. of: Ethylene 920,000 metric tons, Propylene 550,000 metric tons, Benzene 110,00 metric tons.

(2)
Includes the total production capacity conducted through a joint venture between BASF (60%) and PETRONAS of: Oxo C4 alcohols 250,000 metric tons, Phthalic anhydride 40,000 metric tons, Plasticizers 100,00 metric tons.

(3)
Includes the total production capacity conducted through a joint venture between BASF (51%) and Sonatrach of: Propylene 350,000 metric tons.

Markets and Distribution

        In 2003, Europe accounted for 48% of the Petrochemicals division's sales to external customers; North America for 44%; South America for 1%; and the Asia, Pacific Area, Africa region for approximately 7%.

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

        BASF considers Shell Chemicals and BP Chemicals plc; Eastman Chemicals Corp.; Exxon Chemicals Company; The Dow Chemical Co.; SABIC EuroPetrochemicals B.V.; and European Oxo GmbH to be the main competitors in its Petrochemicals division.

Intermediates

Overview

        The Intermediates division manufactures approximately 600 products that are sold to around 3,000 customers worldwide. These customers typically purchase the division's chemical products as precursors for their higher-value chemicals. Customers of the Intermediates division are largely active in the manufacture of plastics, polyurethanes, textile fibers, resins, paints, surfactants, colorants, coatings, pharmaceuticals and agricultural products.

        The Intermediates division purchases approximately 80% of its feedstock from other BASF operations. The principal raw materials that the division uses are methanol, formaldehyde, acetylene, C4 aldehyde, acrylonitrile, ammonia, ethylene oxide, hydrogen, carbon monoxide, butane, ethylene and chlorine.

        Many of the Intermediates division's products are more resilient to economic cycles than the products in the Chemicals segment's other divisions, and many are the result of multi-step production processes within BASF before intermediates are sold to external customers. The division additionally satisfies high demand within BASF for cost-efficient precursors for the production of agricultural products, pharmaceuticals, paint resins, plastics, adhesives, dyes, pigments and process chemicals for the textile, leather and paper industries. Internal transfers to other BASF operations, in particular of amines, account for approximately 25% of the division's total sales.

        The keys to the Intermediates division's success are achieving technological and cost leadership, offering customized products and, increasingly, developing a global production presence. Currently, we are building plants representing a wholly-owned investment for tetrahydrofuran and polytetrahydrofuran (PolyTHF®) in Caojing, China. The plants will utilize BASF's newly developed proprietary technology to convert butane directly to tetrahydrofuran and subsequently to PolyTHF®. This innovative technology will ensure BASF's leading cost position.

        The Intermediates division's sales to third parties were €1,750 million in 2003.

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

  Diols and Polyalcohols

        BASF produces and sells the products of this area globally: BASF is the world's largest manufacturer of 1,4-butanediol, which is a chemical building block for products such as polyesters and polyurethanes. Its derivatives are used to produce products ranging from fibers to paints and include tetrahydrofuran, PolyTHF®, gamma-butyrolactone and N-methylpyrrolidone. The polyalcohols such as 1,6-hexanediol and neopentylglcol (Neol®) are used as raw materials for a wide range of coatings.

  Acids and Specialty Intermediates

        This product group is comprised of both commodity acid products and specialty intermediate products. Carbon acids such as formic acid, propionic acid, 2-ethylhexanoic acid and adipic acid can be used to manufacture preservatives for the feed and food industries, as well as auxiliaries for textile and leather applications. The Intermediates division sells these products globally. In contrast, BASF regards the following products as specialty intermediates: Derivatives of phosgene like acid chlorides and chloroformates, glyoxal and its derivatives, glutardialdehyde and various other chemicals such as formamide, triphenylphosphine and several chiral intermediates. These chemicals are often used in the manufacture of paper, polymers, textiles and leather products and are of increasing importance for pharmaceuticals and agricultural products. Europe is BASF's primary market for these products, but BASF has targeted Asia as well as North America for future substantial growth.

        As of December 31, 2003 the production capacities of the major products of the Intermediates division are as follows:

Product	Annual Production Capacity (metric tons)		Primary Applications
Alkylamines	190,000		/*/ /*/ /*/ /*/	Agricultural products Water treatment Pharmaceuticals Rubber chemicals

Ethanolamines/ alkylalkanolamines/ ethyleneamines	255,000		/*/ /*/ /*/ /*/	Detergents and cleaning agents Water treatment Agricultural products Gas purification

Specialty amines	100,000		/*/ /*/ /*/ /*/	Surfactants Rubber industry applications Agricultural products Polyurethane and epoxies

Acid and alkyl chlorides, chloroformates	60,000		/*/ /*/	Organic peroxides Pharmaceuticals

1,4-Butanediol	575,000	(1)(3)	/*/ /*/	Plastics Polyurethanes

Polytetrahydrofuran (PolyTHF®)	138,000		/*/ /*/	Fibers Polyurethanes

N-Methylpyrrolidone	68,000		/*/	Electronics, solvents

Glyoxal® (40% solution)	80,000		/*/	Textile resins

1,6-Hexanediol	42,000		/*/ /*/	Plastics Coating resins

Formic acid/propionic acid	180,000/ 80,000		/*/	Preservatives

Formamide	100,000		/*/	Sequestering agents

Maleic anhydride	135,000		/*/	Unsaturated polyester resins

Neopentylglycol (Neol®)	135,000	(2)	/*/	Coatings

Trimethylolpropane	20,000		/*/	Coatings

Chiral intermediates (ChiPros™)	4,500		/*/	Life sciences

(1)
Of which 25,000 metric tons through Idemitsu BASF Co. Ltd. – a joint venture between Idemitsu Petrochemicals Co. Ltd. and BASF (capacity reflects total joint venture capacity). BASF raised its share from 50 to 67 percent in 2003.

(2)
Of which 15,000 metric tons through BASF JCIC Neopentylglycol Co. Ltd. – a 60-40 joint venture between BASF and Jilin Chemical Industrial Company Ltd. (capacity reflects total joint venture capacity).

(3)
Of which 100,000 metric tons per year through BASF PETRONAS Chemicals Sdn. Bhd. – a 60-40 joint venture between BASF and PETRONAS (Malaysia).

Markets and Distribution

        In 2003, Europe accounted for approximately 55% of the Intermediates division's sales to external customers. North and South America together accounted for approximately 20% and the Asia, Pacific

Area, Africa region for approximately 25%. BASF sells this division's products through its own sales force as well as through distributors.

        BASF is among the top three producers worldwide in the main products of its three strategic intermediates' business units. In the amines markets, BASF considers its main competitors to be Air Products Corporation, The Dow Chemical Company and Huntsman Corporation. In BASF's diols and polyalcohols activities, the company's major competitors are respectively: International Specialty Products Inc., Invista Inc., Lyondell Chemical Company, Dairen Chemical Company, Mitsubishi Chemicals Corporation, Eastman Chemical Company and Ube Industries, Ltd. Finally the main competitors in BASF's acids and specialty intermediates business are Sydsvenska Kemi OY, BP Amoco plc and Celanese AG.

PLASTICS

Segment Overview

        BASF is one of the world's leading plastics manufacturers, and offers one of the industry's most comprehensive product ranges. The segment is organized into three divisions: Styrenics, Performance Polymers, and Polyurethanes. On May 1, 2003 BASF took over the worldwide engineering plastics business of Honeywell International, Morris Township, New Jersey and transferred its worldwide nylon fibers business to Honeywell. At the same time the segment was renamed Plastics.

	2003	2002	2001
	(euros in millions)
Sales to third parties	€8,787	€8,477	€8,185
Percentage of total BASF sales	26%	26%	25%
Intersegmental transfers	€541	€436	€406
Income from operations	€296	€582	€(2)
Capital expenditures on tangible and intangible assets	€539	€636	€891

Segment Strategy

        BASF's goal is to strengthen its position as one of the leading global competitors in the plastics industry – a position which is based primarily on its styrenics, nylon and polyurethane value-adding chains of chemistry.

        To achieve this goal, BASF is pursuing the following strategy in this segment:

  /*/
  Marketing and selling products more efficiently than competitors in key regional markets: To support this strategic goal, BASF has set up global sales teams, which are dedicated to specific industry branches.

  /*/
  Establishing efficient lowest cost business processes for the standard products: In the standard products business BASF is streamlining its portfolio to include only a limited number of product lines combined with appropriate marketing processes to consistently deliver high-quality products at minimum costs with maximum reliability.

  /*/
  Increasing sales of selected specialty products: BASF aims to expand its position in the market for specialty products that can be easily derived from the company's value-adding chains of chemistry. These have the potential to generate competitive advantages both for the customers and BASF.

  /*/
  Boosting the efficiency of the company's global production activities: BASF shifts production from older or smaller plants to more efficient world-scale plants, which rely on new technologies and offer substantial economies of scale. In Asia, the company is continuing to expand its production capacities and is building on its well-established base in the region.

  /*/
  Working closely with customers in developing new products and applications

  /*/
  Using e-commerce more extensively as a distribution channel: BASF's sales through e-commerce channels such as our proprietary PlasticsPortal exceeded €1 billion in 2003. BASF expects sales via these distribution channels will continue increasing in the future.

        In 2003, the Plastics segment spent approximately €142 million on research and development activities. These included: improving existing manufacturing processes, developing cost-effective manufacturing alternatives, building partnerships and working together with customers to develop innovative applications and products.

        The main capital expenditure projects of the Plastics segment currently include:

Location	Project	Projected Annual Capacity at Completion of project (metric tons)		Projected Start-Up of Operation
Caojing, China	MDI (diphenylmethane diisocyanate)	240,000	(1)	2006
	TDI (toluene diisocyanate)	160,000	(2)	2006

Yeosu, Korea	MDI expansion	160,000		2004

Altamira, Mexico	EPS expansion	150,000	(3)	2005

Antwerp, Belgium	Terluran (ABS)	200,000		2004

Kuantan, Malaysia	Ultradur (PBT)	60,000	(4)	2006

(1)
Conducted through a joint venture with SINOPEC and the Hua Yi Group of China as well as Huntsman-ICI Polyurethanes and Nippon Polyurethanes (capacity reflects total joint venture capacity of which BASF has a 35% share).

(2)
Conducted through a joint venture with SINOPEC and the Hua Yi Group of China (capacity reflects total joint venture capacity of which BASF has a 70% share).

(3)
Conducted through the joint venture Polioles S.A. de C.V. (capacity reflects total joint venture capacity of which BASF has a 50% share).

(4)
Conducted through a joint venture with Toray (capacity reflects total joint venture capacity of which BASF has a 50% share).

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

        BASF believes that cost efficient business processes with an appropriate number of products manufactured in highly competitive world-scale plants are crucial to ensuring the continued competitiveness of its styrenics products. Major projects over the last two years included a repositioning of the standard product portfolio; modernizing the ethyl benzene and styrene plants in Ludwigshafen, Germany, and Antwerp, Belgium; and setting up a joint venture with Shell Eastern Petroleum Pte. Ltd. to bring a world-scale SM/PO (styrene monomer/propylene oxide) plant in Singapore on stream in the second half of 2002. We are consolidating our North American expandable polystyrene (EPS) production with the phased closure of our 90,000 ton EPS plant in South Brunswick, New Jersey by the end of 2004, and the transfer of production to our joint venture in Altamira, Mexico.

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

        The Styrenics division's sales to third parties were €3,626 million in 2003.

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

  /*/
  Packaging

  /*/
  Household appliances

  /*/
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

        Primary applications:

  /*/
  Building insulation

  /*/
  Packaging

  ABS (Acrylonitrile-Butadiene-Styrene Copolymers)

        Terluran® is the trade name for BASF's top styrene copolymer plastic. It offers superior surface quality, mechanical properties and chemical resistance.

        Primary applications:

  /*/
  Electrical and electronics equipment

  /*/
  Household appliances

  /*/
  Automotive components

  ASA (Acrylonitrile-Styrene-Acrylate Copolymers)

        Luran® S is the trade name for BASF's styrene copolymer plastic modified with rubber to make it resistant to weathering, aging and chemicals.

        Primary applications:

  /*/
  Exterior automotive components

  /*/
  Sports equipment such as surfboards and boats

  /*/
  Electrical and electronical equipment

  SAN (Styrene-Acrylonitrile Copolymers)

        Luran® is BASF's trade name for SAN plastic. It is transparent, chemical and dishwasher resistant and offers a high degree of stiffness and resistance to temperature change.

        Primary applications:

  /*/
  Household and toiletry items

  /*/
  Packaging

  /*/
  Office and household equipment

  MABS (Methacrylate-Acrylonitrile-Butadiene-Styrene Copolymer)

        Terlux® is the trade name for BASF's MABS plastic. It offers transparency, luster, toughness and resistance to chemicals.

        Primary applications:

  /*/
  Hygiene and cosmetic product containers

  /*/
  Medical equipment housings

  /*/
  Office equipment housings

  ABS/PA Blend (Blend of Acrylonitrile-Butadiene-Styrene Copolymer and Polyamide)

        Terblend® N is the trade name for BASF's blend of plastics that offers a very high degree of toughness, excellent processibility and luster.

        Primary applications:

  /*/
  Automotive components

  /*/
  Garden equipment

  /*/
  Children's toys

  XPS (Extruded Polystyrene)

        BASF sells extruded polystyrene under the brand name Styrodur®. It is a green, extruded, rigid polystyrene foam that is made using environmentally friendly carbon dioxide as a blowing agent. Sales of Styrodur®; which offers heat insulation, low water absorption, and compressive strength, are concentrated in Europe.

        Primary application: Building insulation

  EPP (Expandable Polypropylene)

        BASF sells expandable polypropylene, which is often used to make foam components, under the brand name Neopolen® P. Sales are concentrated in Europe and North and South America.

        Primary applications:

  /*/
  Automotive components

  /*/
  Packaging

  /*/
  Sports equipment

  MF (Melamine Resin Foam)

        BASF sells melamine resin foam under the brand name Basotect®. It is a flexible foam material that absorbs sound and offers high heat resistance and good flame retardant attributes. The product's primary markets are Europe, the United States and Japan.

        Primary applications:

  /*/
  Automotive components

  /*/
  Soundproofing materials

  /*/
  Household and consumer applications

        Production capacities as of December 31, 2003 for the major products in the Styrenics division are as follows:

Product	Annual Production Capacity (metric tons)
Styrene and styrene-based polymers (styrene monomer, polystyrene, expandable polystyrene, copolymers)	5,756,000(1)

XPS (extruded polystyrene)	1,250,000(2)

MF (melamine resin foam)	320,000(2)

(1)
Capacity reflects total joint venture capacities. These include:

/*/
550,000 metric tons of styrene monomer through a joint venture between BASF (50%) and Shell Nederland Chemie B.V.;

/*/
550,000 metric tons of styrene monomer through a joint venture between BASF (50%) and Shell Eastern Petroleum Pte.Ltd;

/*/
120,000 metric tons of styrene monomer, 140,000 metric tons of polystyrene and 52,000 metric tons of expandable polystyrene through a joint venture between BASF (60%) and Yangzi Petrochemical Corporation; and

/*/
57,000 metric tons of expandable polystyrene through a joint venture between BASF (50%) and Alfa Group.

(2)
Measured in cubic meters.

Markets and Distribution

        In 2003, Europe accounted for approximately 46% of the Styrenics division's sales; North America for approximately 19%; the Asia, Pacific Area, Africa region for approximately 30%; and South America for 5%.

        The Styrenics division sells products primarily through its own regional sales force, supported by BASF technical and marketing experts. The Styrenics division is increasingly relying on e-commerce (BASF?s PlasticsPortal, EDI and VMI) for distributing its products.

        The market for styrenics is global and characterized by intense price competition. Demand for styrenics continues to rise due to overall economic growth in both industrial and emerging markets.

        The principal global competitors of the Styrenics division are The Dow Chemical Company and ATOFINA. The division also competes in North America with Nova Chemical Corporation and in Europe with Enichem. In Asia, BASF competes with other regional competitors, such as Chi Mei and Loyal and LG Chem.

Performance Polymers

Overview

        BASF is one of the world's leading producers of engineering plastics and fiber intermediates. In 2003 BASF divested the nylon fibers business to, and purchased the engineering plastics business from, Honeywell International Inc.

        Products are sold to more than 2000 customers worldwide, more than 85% of which are engineering plastics customers. This customer base consists largely of high-performance plastic molders and plastic component manufacturers in the automotive, consumer electronics, electrical equipment and packaging industries. These customers often rate product performance and customer support as important, but prices are becoming increasingly critical to customers in choosing a supplier. To further strengthen its market position, particularly in North America, BASF acquired the nylon 6,6 business of Ticona and the technical polymers business of Celanese AG, effective December 31, 2003.

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

        In Europe and North America, the division is continuing with a restructuring program to improve the division's long-term earnings potential. This includes consolidating its product portfolio by eliminating unprofitable product lines, entering into strategic alliances for its specialty products and streamlining its workforce in these regions. BASF is also expanding the division's activities in Asia, a region to which many customers have relocated operations, to support both regional consumption and exports. The restructuring measures of the last year include the discontinuation of the Ultraform® acetal production at the BASF plant in Theodore, Alabama. This plant was dismantled during the first half of 2003.

        The Performance Polymers division's principal raw materials are cyclohexane, ammonia and propylene, which are purchased mostly from external suppliers. BASF does not rely on any dominant supplier for the raw materials of its Performance Polymers division.

        The Performance Polymers division's sales to third parties were €2,239 million in 2003.

Products

        The Performance Polymers division offers the following product lines:

  Engineering Plastics

  PA (Polyamide)

        Ultramid®, Capron® and Nypel® (from Honeywell) are the trade names for BASF's plastics based on nylon 6, nylon 6,6 and other copolymers manufactured by BASF. They offer toughness and strength as well as both heat and chemical resistance.

        Primary applications:

  /*/
  Automotive engine intake manifolds, pedals and engine covers

  /*/
  Flame retardant plastics for electrical components such as switches and circuit breakers

  /*/
  Housings for electrical equipment

  /*/
  Films for food packaging

  PBT (Polybutylene Terephthalate)

        Ultradur® is the trade name for BASF's plastic based on PBT. It features high stiffness, strength, dimensional stability and heat and aging resistance.

        Primary applications:

  /*/
  Electrical connectors

  /*/
  Automotive components such as windshield wiper arms

  /*/
  Housings for automotive transmission components

  POM (Polyoxymethylene)

        Ultraform® is the trade name for BASF's POM plastic. It offers high stiffness and strength, resilience and low wear.

        Primary applications:

  /*/
  Clips and fasteners

  /*/
  Speaker grilles

  /*/
  High-end children's toys

  /*/
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

        Primary applications:

  /*/
  Automobile oil circulation systems, headlight reflectors and housings

  /*/
  Microwave dishes, infant formula bottles

  /*/
  Medical equipment

  Intermediate Products including Caprolactam, Polycaprolactam, Adipic Acid, Adiponitrile and Hexamethylenediamine

        Caprolactam forms the basis for manufacturing polycaprolactam, the main precursor for nylon 6. BASF sells a variety of caprolactam products, including caprolactam in its pure form, nylon 6, for use in engineering plastics and Ultramid BS®, a nylon 6-based spinning polymer. Adipic acid, acrylonitrile and hexamethylenediamine form the basis for nylon 6,6. BASF sells a variety of nylon 6,6 products, including adipic acid and hexamethylenediamine in their pure forms, Ultramid A®, which is used for engineering plastics, and Ultramid AS®, a nylon 6,6-based spinning polymer. BASF sells most of these products globally.

        Primary applications include precursors for fibers used in:

  /*/
  Carpeting

  /*/
  Apparel

  /*/
  Upholstery fabrics

        Production capacities as of December 31, 2003 for the major products in the Performance Polymers division are as follows:

Product	Annual Production Capacity (metric tons)
Polyamide	650,000

PBT	100,000(1)

POM	40,000

PES and PSU	5,000

Polyamide precursors	1,290,000

(1)
Conducted through a 50-50 joint venture with GE Plastics N.V. (capacity reflects total joint venture capacity).

Markets and Distribution

        In 2003, Europe accounted for 49% of the Performance Polymers division's sales; North America for 29%; the Asia, Pacific Area, Africa region for 21%; and South America for 1%.

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

        The Performance Polymers division is increasingly relying on e-commerce as a channel for distributing its products, and operates its own website; PlasticsPortal.

        Major global competitors include: Bayer AG, Celanese AG, E.I. du Pont de Nemours and Company, General Electric Company, DSM N.V., Solutia Inc., and Rhodia.

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

        To build on its strong relationships with customers, the Polyurethanes division is expanding its regional activities, focusing above all on the Asian market. In Yeosu, Korea a new plant for the production of TDI (Toluene Diisocyanate) based on new technology went onstream in the third quarter of 2003. For the support of our growth in Asia the expansion of the existing MDI-plant (Diphenylmethane Diisocyanate) was commenced, and is expected to be completed in the third quarter of 2004. In Caojing, China, BASF commenced construction of an integrated manufacturing facility for MDI and TDI with its local and international joint venture partners that is scheduled to come onstream in 2006.

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

        The Polyurethanes division's sales to third parties were €2,922 million in 2003.

Products

        The Polyurethanes division's product lines include:

  Polyurethane Basic Materials

        The Polyurethanes division sells basic materials globally to customers that make polyurethane plastics by reacting isocyanates with polyols.

  Isocyanates – MDI (Diphenylmethane Diisocyanate)

        MDI is a versatile chemical that can be used to make flexible foams as well as semi-rigid and rigid polyurethane plastics.

        Primary applications:

  /*/
  Furniture interiors

  /*/
  Automotive components

  /*/
  Carpet backings

  /*/
  Shoe soles

  Isocyanates – TDI (Toluene Diisocyanate)

        TDI is a chemical used primarily in the manufacture of flexible foams.

        Primary applications:

  /*/
  Foam cushions for furniture

  /*/
  Automotive components

  /*/
  Athletic track surfaces

  Polyether Polyols

        Polyether polyols are combined with isocyanates to make virtually all polyurethane products, other than those made with polyester polyols.

        Primary applications:

  /*/
  Rigid foams

  /*/
  Flexible foams

  Polyester Polyols

        Polyester polyols are combined with isocyanates to make primarily semi-rigid polyurethane plastics.

        Primary applications:

  /*/
  Cable sheathing

  /*/
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

        Production capacities as of December 31, 2003 for the major products in the Polyurethanes division are as follows:

Product	Annual Production Capacity (metric tons)
Isocyanates	1,050,000

Polyols	650,000

TPU (thermoplastic polyurethane)	45,000

Propylene oxide(1)	500,000(2)

(1)
Only for Polyurethane Application

(2)
Partially conducted through a 50-50 joint venture with Shell Nederland Chemie B.V. and through a 50-50 joint venture with Shell Eastern Petroleum Pte. Ltd. (capacities reflects total joint venture capacities).

Markets and Distribution

        In 2003, Europe accounted for approximately 42% of the Polyurethanes division's sales; North America for approximately 29%; the Asia, Pacific Area, Africa region for approximately 26%; and South America for approximately 3%.

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

        The markets for polyurethane systems and special elastomers are even less cyclical than those for polyurethane basic materials. Competition in the market for polyurethane systems and special elastomers is based primarily on a supplier's ability to satisfy customers' technical application needs by providing tailor-made formulations of isocyanates and polyols and also on a supplier's ability to accommodate customers' just-in-time manufacturing by delivering customized products quickly and at the appropriate time.

        The main competitors of the Polyurethanes division are Bayer AG, The Dow Chemical Company, Huntsman, Lyondell Chemical Company and Shell Chemicals U.K.

PERFORMANCE PRODUCTS

Segment Overview

        BASF is a leading global producer of performance chemicals, coatings and functional polymers through its Performance Products segment. This segment produces a broad range of high-value chemicals, formulations and integrated chemical systems that it sells to many global companies in the automotive, coatings, oil, paper, packaging, printing, textile, leather, detergent, sanitary care, construction, and chemical industries. Key information is provided in the following table:

	2003	2002	2001
	(euros in millions)
Sales to third parties	€7,633	€8,014	€8,154
Percentage of total BASF sales	23%	25%	25%
Intersegmental transfers	€301	€326	€322
Income from operations	€478	€646	€99
Capital expenditures on tangible and intangible assets	€236	€288	€418

        The segment's products often represent the final stages in many value-adding chains within BASF's Verbund approach to integration. The key elements of the segment's success are developing products, integrated chemical systems and application technologies tailored to the specific requirements of customers. Establishing and expanding regional manufacturing plants and application development centers also allows us to better serve regional customers.

Segment Strategy

  Performance Chemicals

        The Performance Chemicals division aims primarily to differentiate itself from competitors on the basis of product quality and performance. To compete successfully with low-cost suppliers and new competitors especially from Asia, the division undertook restructuring measures over the past years to improve its cost structures, and focus its capital spending on the most efficient technologies and processes available. The division aims to further strengthen its position in major markets through close cooperation with key customers. In this division, BASF is intensifying its marketing activities in Asia and North America.

  Coatings

        The division focuses on four product lines – automotive coatings, automotive refinish coatings, industrial coatings and, for the South American market, decorative paints. The division has developed the "system supplier for coating materials" partnership model, which in combination with a new pricing mechanism contributes to optimizing the quality and cost of automotive finishing, to the mutual benefit of paint suppliers as well as their customers within the automotive industry.

  Functional Polymers

        The Functional Polymers division aims to build on its position as a leading supplier of acrylic acid and its derivatives, to improve its cost and technology leadership, to expand its businesses in all regions and to grow profitably by introducing innovative products. BASF is currently building new plants for acrylic acid and acrylic esters in Nanjing, China, which are expected to be in operation by 2005.

        The main capital expenditure projects for the Performance Products segment currently include:

Location	Project	Projected Annual Capacity at Completion of Project (metric tons)	Projected Start-Up- of Project
Nanjing, China	New plant for acrylic monomers	160,000	2005

        In 2003, capital expenditures for the Performance Products segment totaled €236 million. The segment also spent €240 million on research and development activities in 2003.

Performance Chemicals

Overview

        BASF is one of the world's largest manufacturers of high-value performance chemicals, which the company sells to over 10,000 customers worldwide in a wide variety of industries including the detergent, printing, coating, leather, automotive, oil, and textile industries.

        BASF believes that its Verbund approach to integration gives the Performance Chemicals division an advantage over small and medium-sized companies that lack the cost advantages of integration. The Performance Chemicals division purchases approximately 45% of its raw materials from other BASF operations. The division consumes a multitude of raw materials and has no principal raw materials or dominant suppliers. The Performance Chemicals division sells roughly 90% of its products to external customers.

        The Performance Chemicals division is made up of business units, which are each responsible for marketing and selling the division's products to specific industries. BASF views the detergents industry as one of the division's most important markets. The company is one of the largest producers of nonionic surfactants. Surfactants enhance cleansing efficiency and are used for example in household detergents and dishwashing agents as well as in industrial and institutional cleaning applications.

        In the business units servicing the pigment, textile and leather industries, the division has adapted its capacity by narrowing its product line, by restructuring and consolidating production sites and by transferring production capacity from Europe to Asia, where the fastest-growing customer base is located.

        The Performance Chemicals division's sales to third parties were €3,147 million in 2003.

Products

        The Performance Chemicals division sells its products globally. The major product groups of the Performance Chemicals division are:

  Pigments and Resins for Coatings and Plastics

        The Performance Chemicals division offers organic and inorganic pigments, pigment preparations, non-textile dyes, process chemicals and resins. Resins are film-forming components used in UV (ultraviolet) curing coatings, urethane systems, and melamine based coatings. Pigments are insoluble dry coloring materials for paints, plastics, inks and other special applications. BASF's pigments and resins are used primarily in automotive, decorative, and industrial paint applications, as well as in the plastics industry.

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

  Isobutene Derivative Chemistry

        Isobutene is the starting material for polyisobutene, the most important component for BASF's branded fuel additives. Through its highly reactive polyisobutenes, BASF has established a new standard in the fuel and lubricant additives market. BASF is the only industry supplier with a product portfolio spanning low to ultra high molecular polyisobutenes, and is also one of the world's largest manufacturers of polyisobutene derivatives such as polyisobuteneamine.

  Surfactants

        BASF produces a wide range of nonionic surfactants based on aliphatic alcohols, ethylene and propylene oxide. Such products are used in detergents and cleaners, textile and leather auxiliaries.

  Hydrocyanic Acid Derivative Chemistry

        BASF produces several chelating agents based on hydrocyanic acid, which serve as process chemicals in various industries. Applications include pulp manufacturing, electroplating, laundry detergents, cleaners and photographic chemicals.

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

        Production capacities for the major products in the Performance Chemicals division as of December 31, 2003 were:

Product	Annual Production Capacity
Organic pigments	34,500 metric tons

HDI	10,000 metric tons

Printing inks	200,000 metric tons

Printing plates	1,000,000 square meters

Polyisobutene	100,000 metric tons

Nonionic surfactants	430,000 metric tons

Markets and Distribution

        In 2003, Europe was the Performance Chemicals division's principal market, accounting for 59% of its sales. The Asia and Pacific Area accounted for 20%; North America for 16%; and South America for 5%.

        BASF's own regional sales network sells most of the Performance Chemicals division's products. Distributors sell the balance of products, primarily to smaller customers. The Performance Chemicals division's principal competitors vary according to industry.

  Coatings, Plastics and Specialties

        BASF considers itself to be among the industry leaders along with Ciba, Clariant and Bayer in supplying pigments, resins, and additives to the coatings, plastics and specialties industries. BASF sells these products primarily in Europe from large production sites in Germany, but also supports its regional marketing activities through production sites in Brazil and China.

  Printing Industry

        The primary market for BASF's printing systems products is Europe, but Asian competitors such as DIC/Sun Group are the global market leaders.

  Automotive and Oil Industry

        This business unit sells the division's fuel additives mainly in North America and Europe. BASF's main competitors include Ethyl, Clariant, Shell, and Infineum.

  Detergents and Formulators

        BASF and Sasol Chemical Industries Ltd., are the leading suppliers of nonionic surfactants to the detergents industry. Other major suppliers include Shell International B.V., and Cognis Corp. In chelating agents, BASF, Akzo Nobel N.V. and The Dow Chemical Company are the worldwide leading suppliers.

  Textiles

        BASF, Clariant and Ciba are the world's top three producers of performance chemicals for textiles. BASF is concentrating its sales and marketing activities of these products on Asia and Europe.

  Leather

        In leather dyes and chemicals, BASF and Clariant are the world's leading producers. Other important competitors include Bayer, TFL Ledertechnik GmbH & Co. KG, Stahl International B.V., and a host of small regional producers. The most important markets for BASF's leather products are Asia, Europe and South America. BASF manufactures these products in 12 countries to best meet the needs of a highly fragmented market comprised primarily of small and mid-sized customers.

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

        BASF's Coatings division provides customers with innovative high-solid, waterborne and powder coating systems that reduce or eliminate solvent emissions and are considered environmentally and economically efficient. BASF sees significant growth opportunities for the zero emission clearcoat SlurryGloss®, which has been launched recently. This innovative technology can be used in existing paint shops and offers an outstanding product performance.

        The key to the Coatings division's success is maintaining preferred supplier status with major customers by working with them to develop system solutions, which are tailor-made products and services. These system solutions help the division differentiate its product offerings from those of its competitors and foster lasting relationships with customers. In developing these system solutions, the Coatings division also draws on advances stemming from BASF's research and development activities. Currently, the Coatings division is focusing its research activities on the further development of future technologies for the automotive industry such as coil coatings and on developing environmentally friendly coating technologies with high quality characteristics such as scratch resistance, e.g., ultraviolet (UV) curing and dualcure technologies (the combination of UV and thermal curing). These offer a huge potential for further quality improvements as well as process time reduction.

        Being able to deliver tailor-made products quickly is also important to the division's success. Customers that use automotive and industrial coatings require in particular quick delivery of coatings at specified times to accommodate their just-in-time manufacturing. To satisfy these needs, BASF's Coatings division locates its operations near its customers' production sites.

        The Coatings division purchases approximately 15% of its raw materials from other BASF operations. The division's principal raw materials are pigments, solvents, resins and additives. The division does not rely on a dominant supplier. The Coatings division sells all of its products to external customers.

        The Coatings division's sales to third parties were €2,015 million in 2003.

Products

        The Coatings division's products are sold on a global basis, with the exception of decorative paints, which are only sold in South America. The division has the following product lines:

  Automotive OEM (Original Equipment Manufacturer) Coatings

        BASF offers complete automotive coatings solutions and extensive technical support to major vehicle manufacturers. All of the world's leading automobile manufacturers are long-standing customers of BASF.

  Automotive Refinish Coatings

        For the refinishing of automobiles and coatings for commercial vehicles, BASF offers topcoat and undercoat materials through coating systems under the well-known brand names Glasurit®, R-M® and Salcomix®. Most of these systems, which are sold to paint distributors and automotive repair and body shops, increasingly use solvent-reducing waterborne coatings as well as high-solid systems.

  Industrial Coatings

        BASF offers environmentally efficient systems for coating industrial products. Application technologies include powder, liquid, electro-deposition, and coil coatings that are used on household appliances, commercial vehicles, industrial buildings and radiators components. Wood finishes in the furniture and construction industry represent another use for BASF's industrial coatings. BASF is the second largest coil coatings producer.

  Decorative Paints

        BASF is the leading producer of decorative paints for interior and exterior use in the South American market. BASF's dispersion and building paints are marketed under the Suvinil® trademark and enjoy a high level of customer recognition.

        Production capacities as of December 31, 2003 for the major products in the Coatings division are as follows:

Product	Annual Production Capacity (metric tons)
Electrodeposition coatings	210,000

Powder coatings	30,000

Solventborne coatings	400,000

Waterborne coatings	45,000

Waterborne (decorative paints)	320,000

Markets and Distribution

        In 2003, Europe accounted for 47% of the Coatings division's sales. North America accounted for 30% and South America for 14%, while the Asia, Pacific Area, Africa region accounted for 9% of the division's sales.

        BASF sells products of the Coatings division to customers, particularly those in the automotive industry, primarily through its own sales force. Third-party distributors also sell products of the automotive refinish coatings, industrial coatings and South American decorative paint businesses.

        The Coatings division also uses e-commerce as an important distribution channel, in particular for its automotive refinish coatings. In North America, customers of BASF's automotive refinish technologies business can order products online at bodyshopmall.com. For customers in Europe the division has established similar e-commerce portals to sell its Glasurit® and R-M® brands.

        Although price is important to the division's customers, competition is also based on the ability of coatings suppliers to collaborate with customers and quickly deliver tailor-made products and applications, particularly to vehicle manufacturers using just-in-time manufacturing. BASF's Suvinil® line of decorative paints competes in South America primarily on the basis of brand recognition, product quality and price.

        BASF considers E.I. du Pont de Nemours and Company, PPG Industries, Inc. and Akzo Nobel N.V. to be the primary global competitors of the Coatings division, while Nippon Paint Company Ltd. and Kansai Paint Company Ltd. are considered to be the division's competitors in Asia.

Functional Polymers

Overview

        BASF's Functional Polymers division is one of the largest producers of acrylic acid and its derivative products, which are mainly superabsorbents and dispersions. Dispersions are used in a multitude of industries, including the manufacture of paper, decorative paints, adhesives, non-woven materials, carpets, fibers and plastics. The Functional Polymers division also manufactures wet-end chemicals for paper production. The most important customers of the Functional Polymers division are the paper, construction, adhesive, sanitary care and coatings industries.

        The Functional Polymers division operates cost effective plants in all regions. Most plants are part of the company's Verbund. Approximately 70% of the division's raw materials are purchased from other BASF operations through this Verbund. Such raw materials include styrene, butadiene, oxo alcohols and above all propylene, which is used to produce acrylic acid. The division sells most of its products to external customers, but also sells approximately 10% of its products to other BASF operations.

        The Functional Polymers division continues to strengthen its position in Asia, the fastest growing region worldwide. BASF is constructing its second Asian Verbund site in Nanjing, China, where the division will start the production of acrylic acid and its esters by 2005. In China and Indonesia, new capacities for dispersions production will come onstream within the next two years.

        The Functional Polymers division's sales to third parties were €2,471 million in 2003.

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

  Polymer Dispersions for the Adhesives and Construction Industries

        BASF's polymers products consist mainly of polymer dispersions for the manufacture of adhesives, paints and finishes, as well as non-woven materials and chemicals for the construction industry. BASF is especially strong in its technical expertise and technology for adhesive raw materials, as well as in dispersions for paints and other coating materials.

  Paper Chemicals

        BASF offers the paper industry a comprehensive range of chemical products for many aspects of the paper production process, including the manufacture of untreated paper, paper finishing and wastewater treatment. The Functional Polymers division's product range of paper chemicals consists of paper-processing chemicals, paper dyes and dispersions for paper coating.

  Superabsorbents

        BASF sells superabsorbents globally to the personal hygiene industry, which uses these products to manufacture diapers and other sanitary care products.

        Production capacities as of December 31, 2003 for the major products of the Functional Polymers division are as follows:

Product	Annual Production Capacity (metric tons)
Acrylic monomers	850,000(1)

Superabsorbents	305,000

(1)
Including the Kuantan plant that is a joint venture between BASF (60%) and PETRONAS (40%) (capacity reflects total joint venture capacity).

Markets and Distribution

        The biggest market for the Functional Polymers division is Europe, which accounted for 49% of the division's sales in 2003. North America accounted for approximately 27%; the Asia, Pacific Area, Africa region for 19%; and South America for 5% of sales in 2003. The Functional Polymers division's strategic goal is to increase market share in rapidly growing markets, especially in Asia.

        BASF sells the vast majority of the division's products primarily through its own regional sales network. Some smaller customers purchase products through distributors. Many of the division's products, particularly dispersions, contain up to 50% water. To minimize transportation costs, BASF manufactures these products at local plants and markets and sells them on a regional basis. Acrylic monomers and superabsorbents, however, are distributed globally from production sites in all regions. The largest plants are located at BASF's verbund sites in Ludwigshafen, Germany; Antwerp, Belgium; Freeport, Texas; Kuantan, Malaysia; and from 2005, Nanjing, China.

        The Functional Polymers continues to develop e-commerce as a distribution channel for its products. The division is selling acrylic monomers through Elemica Holding Ltd., an independent business-to-business e-commerce company. The division's participation in WorldAccount, BASF's integrated global extranet platform, is targeted at its customers in the adhesive, construction and paper industries.

        Acrylic monomers have commodity-like attributes and can be affected by cyclicality. Other products, particularly dispersions for adhesives, paints and non-wovens; superabsorbents; and paper process chemicals, are relatively resilient to economic cycles and compete primarily on the basis of product innovation and quality.

        BASF's main competitor in acrylic monomers and polymers is Rohm and Haas Co. of the United States. The Dow Chemical Company and Hercule are BASF's main competitors in paper chemicals. In the superabsorbents business, BASF's main global competitors are Degussa AG and Nippon Shokubai Co., Ltd.

AGRICULTURAL PRODUCTS & NUTRITION

Segment Overview

        This segment consists of the Agricultural Products and Fine Chemicals divisions, which are treated as separate reportable operating segments. The segment offers opportunities for high returns and is typically resilient to economic cycles. In addition, the segment includes the activities of BASF Plant Science, which seeks to develop crops with improved properties, such as: greater agricultural efficiency, improved nutrition, and plants that may be used as "green factories." Key information is provided in the following table:

	2003	2002	2001
	(euros in millions)
Agricultural Products
Sales to third parties	€3,176	€2,954	€3,478
Percentage of total BASF sales	10%	9%	11%
Intersegmental transfers	€24	€21	€30
Income from operations	€234	€61	€18
Capital expenditures on tangible and intangible assets	€1,133	€88	€130
Fine Chemicals
Sales to third parties	€1,845	€1,970	€1,984
Percentage of total BASF sales	6%	6%	6%
Intersegmental transfers	€20	€36	€29
Income from operations	€125	€(6)	€(210)
Capital expenditures on tangible and intangible assets	€140	€157	€199
Pharmaceuticals – discontinued operations
Sales to third parties	–	–	€364
Percentage of total BASF sales	–	–	1%
Intersegmental transfers	–	–	€5
Income from operations	–	–	€30
Capital expenditures on tangible and intangible assets	–	–	€20

        The Agricultural Products & Nutrition business segment sells its products primarily to customers in the farming, food processing, animal and human nutrition, personal care and pharmaceuticals industries. The segment's products include agricultural products such as fungicides, insecticides and herbicides; and fine chemicals such as vitamins, carotenoids, pharmaceutical active ingredients;

polymers for pharmaceuticals, cosmetics and human nutrition; aroma chemicals; UV (ultraviolet) filters; amino acids; feed enzymes; and organic acids.

        The business segment contributes to BASF's Verbund approach to integration by sourcing a number of precursors from the company's chemical operations and using them to create higher value products. The Fine Chemicals division in particular benefits from efficiencies derived from internally purchasing precursors for manufacturing vitamins and other nutrition products.

Segment Strategy

        While each of the divisions in the Agricultural Products & Nutrition business segment faces competition and sets goals particular to its industry, they share the following strategic objectives:

  /*/
  maximizing returns from their existing product portfolios,

  /*/
  ensuring a steady flow of innovative, profitable and safe products through focused research and development as well as an increased number of collaborative efforts and licensing agreements.

        Agricultural Products division focuses on meeting the customer needs with innovative products to improve the yields and quality of agricultural crops in attractive market segments. BASF is in a leading position in the significant agricultural markets of Europe, North and South America, and Asia Pacific. With the acquisition of the insecticide Fipronil, and certain fungicides from Bayer CropScience, we have improved this position further. BASF aims to turn innovations from its strong research and development rapidly into market success and aligns its product portfolio and organization to customer needs.

        The Fine Chemicals division aims to achieve leading positions in the markets it serves. The division is pursuing this strategy by exploiting economies of scale, developing new production technologies that reduce costs, expanding its global presence, and attaining preferred supplier status with customers. BASF seeks to realize significant growth potential in tailored contract manufacturing under cGMP guidelines for the pharmaceuticals industry by capitalizing on its strengths in R&D, production expertise and backward integration. BASF is continuously building up this business, which is still in its emerging stages.

Plant Biotechnology

        Plant Biotechnology is one promising technology for the solution to important questions regarding the future: health, nutrition, and the supply of raw materials for a steadily growing world population.

        All BASF activities involving plant biotechnology are incorporated in BASF Plant Science. BASF Plant Science coordinates an international research and technology platform with seven sites in four countries in Europe and North America with a staff of about 400. In addition, BASF Plant Science has established numerous complementary cooperations with research institutes, universities and biotechnology companies in Europe and North America. BASF Plant Science has the goal of becoming a leading competitor in the plant biotechnology market and a major supplier to the agricultural and nutritional industry.

        The research activities of BASF Plant Science are concentrated in developing more efficient agriculture, improved nutrition and use of plants as "green factories." These include for example plants with a higher level of vitamins or with omega-3 fatty acids that can prevent cardiovascular diseases.

Agricultural Products

  Overview

        The Agricultural Products division is a leading supplier and marketer of fungicides, insecticides and herbicides. The division's products are used by farmers to improve crop yields and crop quality and by customers for uses in public health, structural/urban pest control, turf and ornamental plants.

        Resources are directed at meeting the needs of the high value agricultural markets in Western and Central Europe, North America, Brazil and Japan. The division believes itself to be well positioned for profitable growth; building on a significant presence in core markets, a strong late stage R&D pipeline, and a high share of patent protected products. Profitability of the division is driven by:

  /*/
  Highly effective research and development activities

  /*/
  New products from its late stage research pipeline or from recent acquisitions

  /*/
  Alignment of product and service offering to customers' needs

  /*/
  Control of costs, especially through active product portfolio management

  /*/
  Effective management of assets, such as management of production facilities to minimize idle capacities

        Products recently launched from the research pipeline are the fungicides F 500® and Boscalid. On March 21, 2003, BASF has closed the acquisition of the insecticide Fipronil and certain fungicides for seed treatment from Bayer CropScience.

        In mature and in non-core segments the division focuses on streamlining its product portfolio and its operations. In 2001 the division started further consolidation of its product portfolio and expects to significantly reduce complexity, costs, and to further focus resources. As part of the streamlining effort, a number of active ingredients, formulations and articles are being eliminated, phased out or divested. By the end of 2003 the division had eliminated about a third of its active ingredients. Additionally it has divested its global business with the herbicide Acifluorfen and its soil fumigant portfolio (Basamid, Dichloropropene, Metam-Sodium).

        Capital expenditures in the Agricultural Products division included mainly optimization measures at several sites as well as a new laboratory building in Limburgerhof, Germany.

  Products

        F 500® (pyraclostrobin), a major new fungicidal active ingredient of the strobilurin class of chemistry, has received registration by 2003 for over 30 countries. F 500® controls major plant pathogens from all classes of fungi, and is applied in many crops including cereals, soybeans, grapes, vegetables and fruits. It is highly effective, safe for crops and has a favorable toxicological and ecotoxicity profile. F 500® has been approved for over 100 crops in over 50 indications and is marketed under the brands Comet® and Opera® in most of Europe and South America as well as under the brands of Headline® and Cabrio® in North America since January 2003. Market introduction was negatively impacted by the drought related market decline in Europe. In North and South America, the introduction developed as planned sales exceed our expectations. Assuming a more normal weather patter in Europe, peak sales could surpass our target of €300 million in 2004.

        Boscalid, one of the most recent active ingredients from our research, is highly effective for controlling fungal diseases especially in fruits and vegetables. With its broad spectrum of activity and crop uses, Boscalid will become the backbone of our specialty crop business and will complement our strobilurines and other, more mature active ingredients. In 2003 it has received registrations in over

11 countries for over 100 crops in over 80 indications and has been launched in time for the 2003/04 season.

        Fipronil, an active ingredient of the new insecticide chemistry, was acquired from Bayer CropScience effective March 21, 2003. It fills a strategic gap in the insecticides portfolio and puts the Agricultural Products division in a position to strongly participate in ongoing and future shifts in product usage towards more modern insecticides. Furthermore, it strengthens BASF's position in other attractive market segments, such as in public health, structural/urban pest control, turf and ornamental plants. BASF expects to create synergies with its current portfolio, especially in fungicides.

        The CLEARFIELD Production System combines herbicide-resistant seeds developed using enhanced plant breeding methods with custom-designed herbicide solutions. CLEARFIELD crops currently being marketed include canola, sunflower, corn, rice and wheat. Because the CLEARFIELD technology does not involve the introduction of genetic material from other sources, it is characterized as non-GMO (genetically modified organisms), offering advantages to the growers for certain markets.

        The following table lists the Agricultural Products division's other major active ingredients, the products containing these actives and the crops and regions they are used in:

Active Ingredient	Brand Name	Applications	Primary Markets
Fungicides

Boscalid	Bellis®, Cantus®	Canola, Fruits, Ornamentals, Turf, Vegetables, Vines	Europe, North America

Dimethomorph	Acrobat®, Forum®	Potatoes, Vines	South America, Europe

Dithianon	Delan®	Fruits, Vines	Europe, Asia

Epoxiconazole	Opus®	Cereals, Coffee, Rice, Sugar beets	Europe, South America

Metconazole	Caramba®	Cereals, Flax, Vegetables	Europe, South America

Metiram	Polyram®	Vines, Potatoes, Fruits, Vegetables	Europe, Asia, South America

Kresoxim-methyl	Allegro®, Juwel®, Ogam®, Mentor®, Stroby®/Sovran®	Cereals, Grapes, Fruits, Vegetables	Europe, North America

Prochloraz	Sportak®	Cereals	Europe

Pyraclostrobin	Opera®, Comet®, Headline®, Cabrio®	Cereals, Grapes, Fruits, Vegetables	Europe, North America, South America, South Africa

Insecticides

Alphacypermethrin	Fastac® Mageos®, Contest®	Citrus, Fruits, Vines	Europe, Asia, South America

Chlorphenapyr	Phantom®, Mythic®, Stealth®	Fruits, Vegetables, Cotton, Ornamentals; Non Crop: Termites	North America, Europe, Asia

Fipronil	Regent®, Prince®, Termidor®, Goliath®	Corn, Rice, Structural/Urban Pest Control	North America, Europe, Asia, South America

Terbufos	Counter®	Corn, Sugar beets, Bananas	North America, South America

Herbicides

Bentazon	Basagran®	Vegetables, Cereals, Potatoes, Rice, Soybeans, Turf, Corn, Flax	North America, South America, Europe, Asia

Dicamba	Banvel®, Clarity®, Distinct®	Corn, Cereals	North America, Europe

Dimethenamid	Frontier®, Guardsman®	Corn, Soybeans	North America, Europe

Dimethenamid-P	Outlook®	Corn, Broadleaf crops	North America

Imidazolinones	Pivot®, Pursuit®, Lightning®, Odyssey®, Onduty®, Raptor®	Corn Canola, Soybeans	North America, South America, Asia, Europe

Metazachlor	Butisan®, Novall®, Nimbus®	Canola, Vegetables	Europe

Pendimethalin	Stomp®, Prowl®, Herbadox®	Corn, Cereals, Rice, Soybeans, Vegetables	North America, Europe

Picolinafen	Pico®	Cereals	Europe, Asia

Quinclorac	Facet®, Accord®	Rice, Cereals	North America, South America, Asia

Research and Development

        BASF's research and development activities in Agricultural Products cover all three areas of crop protection: fungicides, insecticides and herbicides. The division's research and development is located in Ludwigshafen and Limburgerhof, Germany, and at Research Triangle Park (RTP) in Raleigh, North Carolina. In addition to these global research centers, BASF has a network of experimental and research stations that are located in key markets around the world.

        In 2003, research and development spending in the Agricultural Products division was approximately 8% of the division's sales to third parties.

        Including recent market introductions, BASF's product pipeline has 13 projects to be launched by 2008. BASF estimates the total peak sales potential of these projects at around €1.6 billion, based on present exchange rates, making it one of the strongest pipelines in the industry:

	Product Group	Uses	Total Peak Sales
Projects in launch (2002/03)			about €800 million

Pyraclostrobin (F 500®)	Fungicide	Cereals, Soybeans, Vines, Vegetables

Chlorfenapyr	Insecticide	Termites

Boscalid	Fungicide	Vines, Fruits, Vegetables

Projects in development (launch targeted before 2007/08)			about €700 million

Tritosulfuron	Herbicide	Cereals, Corn

Dimoxystrobin	Fungicide	Cereals

Orysastrobin*	Fungicide	Rice

Metrafenone*	Fungicide	Cereals, Vines

n.n.	Herbicide	Corn

n.n.	Insecticide	Vegetables, Potatoes

n.n.	Herbicide	Cereals

Total			about €1,500 million

*
International Non-proprietary Name (INN) provisionally approved

        The success of a new active ingredient is driven by its economic, biological or ecological advantages. BASF believes that fungicides and insecticides provide the most attractive targets for its research activities while it sees only few unmet needs in herbicides and has realigned resource allocation accordingly. Development activities are being directed more strongly to high value segments in key markets and for core active ingredients leading to a significant reduction of development spending by 2005. Cost reduction measures in 2003 included the exit of the experimental station in Nelspruit (South Africa) and the research station in Gosport (United Kingdom).

Markets and Distribution

        The Agricultural Products division markets its products globally, focusing on strategic markets. Sales to third parties were €3,176 million in 2003. The following tables show sales by product group and region:

Product Group

2003 Sales
(euros in millions)
Fungicides	1,088
Insecticides and other agrochemical products	790
Herbicides	1,298

Regions

2003 Sales
(euros in millions)
Europe	1,447
North America	892
South America	520
Asia/Pacific/Africa	317

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

        The global market for agricultural products is seasonal, since the main markets for these products are in the Northern Hemisphere. Sales are higher in the first and second quarters of the year, when the growing season in North America and Europe is underway. Sales during the second half of the year, which are driven primarily by the main growing season in South America, are lower.

        Over the last years, the agrochemical industry has been going through a process of consolidation. As a result, the number of basic suppliers of crop protection products has decreased. BASF considers the main competitors of the Agricultural Products division to be Syngenta AG, Bayer CropScience AG, as well as Monsanto Co., The Dow Chemical Company and E.I. du Pont de Nemours and Company.

        BASF forecasts the market for agricultural products to grow in the medium to long term. The main driver is a growing world population, a rising demand for food and feed and the resulting need for more effective agricultural production systems.

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

Fine Chemicals

Overview

        BASF's Fine Chemicals division develops, manufactures and sells more than 1,000 different high-value specialty products to approximately 8,000 customers. The Fine Chemicals division serves steadily growing markets driven by a growing world population with increasing needs in healthcare and lifestyle by being a leading supplier of vitamins; carotenoids; pharmaceutical active ingredients and advanced intermediates; polymers for the pharmaceuticals, cosmetics and human nutrition industries; raw materials for aroma chemicals; UV (ultraviolet light) filters; amino acids; enzymes; non-antibiotic growth promoters; and organic acids for the animal nutrition industry. In all of the division's main product groups BASF is one of the top three suppliers. In the fourth quarter of 2003 we started of our new Vitamin B2 plant based on proprietary fermentation technology in Gunsan, Korea. With the start of our feed enzyme production planned for late 2005, we will strengthen our leading position in the animal nutrition business.

        The Fine Chemicals division benefits from BASF's Verbund approach to integration by purchasing approximately 35% of its raw materials from other BASF operations. Virtually all of the division's products are sold to external customers.

        About 60% of the division's raw material purchases are bulk commodities from external and internal sources, such as nutrients for vitamin premixes; sugar and molasses for lysine and pseudoephedrine production; and urea and acetanhydride for purines. There are currently no restrictions in supply for these commodity products. No single product accounts for more than 4% of our total external purchases of specialty (non-commodity) raw materials.

        The key elements of the division's success are establishing a global sales presence and achieving preferred supplier status with major customers, as this status promotes lasting relationships and often generates higher sales volumes. BASF believes that its Fine Chemicals division generally has a good cost position in comparison with its competitors. In the few areas where the division's production costs do not compare favorably with those of competitors, BASF improves processes in existing plants and transfers production capacities from smaller facilities to world-scale plants.

        The Fine Chemicals division aims to expand its role as a contract manufacturer for the pharmaceutical industry. We believe the mid- and long-term fundamentals in the pharmaceutical industry remain positive despite the current environment of overcapacities and lower registrations of new chemical entities. We are investing in our own facilities and are considering acquisitions to build a leading position until the end of the decade.

Products

  Vitamins

        BASF is the second largest vitamins producer worldwide, and vitamins account for approximately one third of sales in the Fine Chemicals division. BASF markets all of the 13 naturally occurring vitamins. In six of these vitamins, which include the five most significant vitamins; C, E, A, B2 and Calpan, BASF has a production position. The Fine Chemicals division sells vitamins mainly to the human and animal nutrition industries. In 2001, BASF acquired the vitamins business of Takeda Chemical Industries Ltd. thereby strengthening it's position in the water-soluble products. The company estimates that as a result of the acquisition it holds around one fourth of the world market for vitamins. The first phase of the investment program is almost completed with important plants (vitamin E, B2, precursors) coming onstream recently or scheduled to do so in 2004. The second phase, including an investment in vitamin C, is expected to be completed in 2007. BASF's vitamins sales are evenly divided among Europe, North America and Asia.

  Carotenoids

        Carotenoids are nature-identical products that provide certain health benefits and are also used to color foods. This product line includes beta-carotene, canthaxanthine and astaxanthine for the food, feed and nutritional supplement industries for human and animal nutrition. BASF is the world's second largest supplier of carotenoids. More than half of the division's carotenoid sales are in Europe.

  Active Ingredients and Advanced Intermediates

        The main products in this category are caffeine, pseudoephedrine, theophylline, ibuprofen and povidone iodine and lately paroxetine and our new isotretinoin. Beverage manufacturers account for approximately 80% of the caffeine demand, and pharmaceutical applications consume the remaining share. Theophylline and pseudoephedrine are used to treat respiratory diseases. Ibuprofen is used in a variety of over-the-counter and prescription products to treat mild to moderate pain. Isotretinoin is the standard for systemic acne therapy, paroxetine represents the lead molecule for the treatment of depression. All of BASF's production sites for these products have cGMP (current good manufacturing practice) certification, the quality standard necessary for approval by regulatory authorities. BASF sells these products worldwide, with the United States being the most important market, followed by Western Europe. BASF is a leading producer worldwide of all the products in this category.

  Contract Manufacturing

        BASF offers a range of customized manufacturing and formulation capabilities to the worldwide pharmaceuticals industry. These activities are complemented by flexible, multi-product cGMP plants, in particular at the Minden site in Germany, and BASF's chemical and biotechnological R&D skill.

  Polymers

        The Fine Chemicals division sells highly functional polymers for applications in the cosmetics, pharmaceuticals and food industries. In pharmaceuticals, polymers are used as binders, disintegrants, coatings and solvents for the manufacture of finished dosage forms. The cosmetics industry uses polymers mainly in hair care products such as hairsprays, styling mousses, gels and hair conditioners. In the food industry, polymers are applied as filtration aids for beverages such as beer, wine and soft drinks. BASF sells polymers mainly in Europe.

  Amino Acids

        Amino acids are feed additives that serve as an efficient protein source for animal nutrition. An important product is lysine, of which BASF is among the top three producers. The Fine Chemicals division produces lysine at BASF's site in Gunsan, Korea. BASF has a strong foothold in the Asian market for amino acids, with the region accounting for half of the sales for this product group.

  Enzymes

        Enzymes, which are proteins that function as biochemical catalysts, are used for animal nutrition to improve feed absorption. BASF's enzyme product line includes Natuphos®, Natustarch®, and Natugrain®. As a consequence of DSM's acquisition of Roche's Vitamins and Fine Chemicals Division, the BASF DSM enzyme alliance was terminated in October 2003. BASF has become independent in this field, and having acquired all relevant intellectual property from DSM, will construct its own enzyme production facility. Most of BASF's enzyme sales are divided approximately equally between Europe and North America.

  Organic Acids

        Organic acids are used as preservatives for grains and compound feeds and more recently as growth enhancing agents. BASF offers a wide range of organic acid products that suppress the growth of molds and bacteria. BASF is the leading supplier of standard and tailor-made organic acids for the feed industry in Europe and Asia. With Formi® BASF offers the first non-antibiotic growth enhancer, an alternative to antibiotics that are to be banned in animal breeding in Europe as of 2006. Formi® was acquired from Norsk Hydro AS in 2002.

  Cosmetics Ingredients

        Cosmetic ingredients are raw materials for personal care products with the major applications being hair, skin, sun and oral care. The Fine Chemicals division is the world market leader in UV absorbers for cosmetic applications and offers the full range of UVA and UVB absorbers.

  Aroma Chemicals

        Aroma chemicals are raw materials for flavor and fragrance compounds that are used in many consumer products industries such as the food, personal care, and the fabrics and home care industries. The new lysmeral plant, which has been onstream since 2002, further strengthens BASF's position as the leading manufacturer of petrochemicals-based aroma chemicals. With the new Citral plant, BASF will also strengthen its position in aroma chemicals and in the fat-soluble vitamins production, in which Citral also serves as the key intermediate. The plant is scheduled to come onstream on time in early 2004.

Research and Development

        The Fine Chemicals division's research and development activities focus on constantly improving BASF's cost position while generating a flow of new products. In 2003, the Fine Chemicals division spent approximately 4% of its consolidated sales on research and development activities, essentially unchanged from 2002.

        One third of the Fine Chemicals division's research and development expenses in 2003 was spent on products for the animal nutrition industry. For both the human nutrition and pharmaceuticals business units around 20% was spent. The rest was allocated for applications in the cosmetics ingredients and aroma chemicals sectors.

        Variable production costs of biotechnological production processes are reduced through continuous improvement in the bacteria strains and fermentation processes for the amino acid lysine, vitamin B2 and precursors of vitamin C.

Markets and Distribution

        The Fine Chemicals division's sales to third parties were €1,845 million in 2003. In 2003, Europe accounted for 45% of the Fine Chemicals division's sales; North America for 25%, the Asia, Pacific

Area, Africa region for 24%; and South America for 6%. The following table shows the Fine Chemicals division's sales for 2003 by customer industry:

Customer Industry	Sales
(euros in millions)
Animal nutrition	805
Human nutrition	379
Pharmaceuticals	337
Personal care, cosmetics and aroma chemicals	324

        The main customers of the Fine Chemicals division are global players in the animal nutrition, human nutrition, pharmaceuticals, personal care and aroma chemical industries. A significant percentage of the division's products are sold in small, specialty volumes and are often tailor-made to meet specific customer specifications.

        BASF sells the majority of its fine chemical products through its own sales force. Key account managers are assigned to major customers. Through its sales and marketing departments, BASF works closely with customers to develop systems and solutions as well as new products. BASF also sells its fine chemical products through its global e-commerce platform, WorldAccount.

        BASF's competitive position depends to a large extent on its ability to compete on price, product quality and customer service. BASF expects the trend toward globalization and consolidation for both the manufacturing and the consumer industries to continue. The trend toward commoditization for certain fine chemicals, such as vitamins, is also continuing.

        BASF considers its main competitors in the animal nutrition area to be DSM, Archer Daniels Midland Co., Novo Nordisk A/S, Adisseo Group, Rhodia S.A., Eisai Co. Ltd. and new entrants from China. In the human nutrition area, BASF's main competitors are DSM of the Netherlands and several Asian companies. In pharmaceutical active ingredients, BASF considers Albemarle Corporation, International Specialty Products Inc. and FMC Corporation of the United States to be its main competitors, as well as a number of Chinese and Indian suppliers. In cosmetics and aroma chemicals, LC United, International Specialty Products, Millennium Specialty Chemicals, National Starch & Chemical Co., Givaudan, Symrise and Kurarai are BASF's main competitors.

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

        In the E.U., similar regulatory systems are established on the national level of different member states as well as on the pan-European government level. Positive lists and negative lists in Europe regulate the usage of various substances in order to ensure consumer safety. Before the substances are added to these lists, they are subject to a rigorous approval procedure.

        In countries other than the United States and those of the E.U. in which BASF conducts business, BASF is subject to regulatory and legislative environments that are similar to or sometimes even more restrictive than those described above.

OIL & GAS

Segment Overview

        BASF conducts the activities of its Oil & Gas segment through its 100% subsidiary Wintershall AG. Wintershall and its affiliated companies are active in two sectors:

  Oil and Natural Gas Exploration and Production

        Wintershall searches for and produces oil and natural gas in 10 countries on four continents. Wintershall markets approximately 75% of its crude oil production through its wholly owned subsidiary Wintershall Oil AG of Zug, Switzerland.

  Natural Gas Distribution and Trading

        BASF conducts natural gas distribution and trading activities through two joint ventures – WINGAS GmbH (WINGAS) and Wintershall Erdgas Handelshaus GmbH (WIEH) – in partnership with Gazprom. WINGAS owns and operates a natural gas distribution pipeline system in Germany that is more than 2,000 kilometers in length. The company also owns and operates an underground natural gas storage site, with a working gas capacity of 157 billion cubic feet, making it the largest in Western Europe. WIEH acts exclusively as a trading company, purchasing Russian natural gas and marketing it to WINGAS and Verbundnetz Gas AG (VNG), a transmission and distribution company in eastern Germany in which Wintershall has a 15.8% ownership interest. WIEH also markets Russian natural gas in Central Europe through its Swiss subsidiary Wintershall Erdgas Handelshaus Zug AG (WIEE), Switzerland.

        Against the background of progressively more liberalized European markets, WINGAS is expanding its activities beyond the borders of its home market of Germany. In 2003 WINGAS established the distribution company WINGAS Belgium S.p.r.L., and plans to set up a joint venture with Norsk Hydro in the U.K. in 2004. In addition, WINGAS took a 25% stake in HubCo-North West European Hub Service Company (HubCo). HubCo offers international gas-traders a fully integrated hub service at the trading point in Bunde/Emden (Germany).

        The Oil & Gas segment sells all of the oil and most of the natural gas it produces to third parties, however WINGAS also supplies BASF with natural gas consumed at BASF's Verbund site in Ludwigshafen, Germany and at other BASF companies. Key information is provided in the table below:

	2003	2002	2001
	(euros in millions)
Sales to third parties, net of natural gas taxes	€4,791	€4,199	€4,516
Natural gas taxes	504	303	268
Intersegmental transfers	498	363	413
Sales incl. intersegmental transfers	5,289	4,562	4,929
Royalties	251	210	312
Sales incl. intersegmental transfers, less royalties	5,038	4,352	4,617
Income from operations	1,365	1,210	1,308
Capital expenditures on tangible and intangible assets	323	920	229

        The Oil and Gas segment's sales to third parties, net of natural gas taxes, accounted for 13.9% of BASF's total sales in 2001 and 13.0% of BASF's total sales in 2002. In 2003, the segment accounted for 14.4% of BASF's total sales.

Segment Strategy

        The Oil & Gas segment seeks to increase production of oil and gas by 50% within the current decade and thus strengthening its natural hedge function within the BASF group. This will be accomplished by strengthening its exploration activities, developing new fields, optimizing production in existing concessions, and seeking complementary acquisitions. To ensure the company's ongoing competitiveness, Wintershall focuses on the following core regions:

  /*/
  Europe

  /*/
  North Africa

  /*/
  South America (Southern Cone)

  /*/
  Russia/Caspian Sea

        Wintershall's goal is to maintain a ratio of proved reserves to production of approximately 10 years and a suitable portfolio of assets operated by Wintershall and by third parties. Wintershall's strategy for achieving these goals is:

  /*/
  Increasing oil and gas production in Germany and the Southern North Sea through further exploration activities and field developments

  /*/
  Expanding its activities in North Africa to offset the depletion of existing oil reserves and to expand its gas and condensate production

  /*/
  Using current and future gas production in the core regions mentioned as well as its own gas distribution and marketing expertise as a basis for a "Gas to Europe" concept

  /*/
  Expanding oil and gas activities in Russia through strategic partnerships such as Wintershall's partnership with Gazprom

  /*/
  Increasing production of gas from existing and new fields in Argentina in order to meet long-term growing demand for natural gas in the Southern Cone region

  /*/
  Exploring in new offshore concessions in Brazil and in the Caspian Sea with the goal of establishing new production activities in both regions

        In the natural gas marketing and distribution business, WINGAS currently is the third largest natural gas transmission and distribution company in Germany. Ongoing liberalization of the European natural gas market requires natural gas distributors to give third parties access to their pipelines. This creates significant growth opportunities for WINGAS, since the company is eligible to transport natural gas through its competitors' extensive transmission networks. Additionally, increases in market share will be realized by expanding WINGAS's activities into new regions in Europe.

Exploration and Production of Oil and Natural Gas

        The exploration and production of oil and natural gas have been Wintershall's core businesses, with producing assets in Germany, the Netherlands, Libya, Argentina, Russia, and Dubai.

        BASF believes that Wintershall presently has finding and development costs that are below the industry average. Unlike major oil and gas exploration and production companies, Wintershall focuses its exploration and production activities on a select number of core regions where a combination of technical expertise, local operating experience and strategic partnerships allow it to develop petroleum resources at below-average costs.

        Wintershall is the operator of most of the significant exploration and production projects in which it has an interest. In projects where it is not the operator, Wintershall participates in operating decisions pursuant to agreements with operators.

        The Oil & Gas segment presently conducts activities in the following countries:

Country	Activities	Country	Activities
Argentina	Oil and gas exploration and production	The Netherlands	Oil and gas exploration and production

Brazil	Oil and gas exploration	Qatar	Oil and gas exploration

Dubai	Oil exploration and production	Romania	Gas exploration and production

Germany	Oil and gas exploration and production	Russia	Oil and gas exploration and production

Libya	Oil and gas exploration and production	United Kingdom	Gas exploration

Reserves

        The Oil & Gas segment's most significant oil reserves are in North Africa and Germany, with the substantial share of these reserves being located in Libya. The most significant natural gas reserves are in Argentina, Germany and the Netherlands. The Oil & Gas segment's proved oil and gas reserves and proved developed oil and gas reserves by geographic area were as follows:

	Germany	North Africa and Middle East	Argentina	Rest of World	Total	Rest of World (at equity)
At December 31, 2003
Oil (millions of barrels)
Proved reserves	93	417	52	0	562	14
Proved developed reserves	60	348	28	0	436	14
Gas (billions of cubic feet)
Proved reserves	453	226	1,463	269	2,411	–
Proved developed reserves	395	137	604	167	1,303	–
At December 31, 2002
Oil (millions of barrels)
Proved reserves	92	422	50	1	565	17
Proved developed reserves	76	369	33	1	479	17
Gas (billions of cubic feet)
Proved reserves	482	208	1,341	328	2,359	–
Proved developed reserves	425	149	684	105	1,363	–
At December 31, 2001
Oil (millions of barrels)
Proved reserves	101	442	39	–	582	19
Proved developed reserves	70	412	28	–	510	19
Gas (billions of cubic feet)
Proved reserves	500	172	1,225	134	2,031	–
Proved developed reserves	500	171	612	57	1,340	–

        At 2003 levels of production proved oil reserves would last approximately nine years, and proved gas reserves would last approximately 11 years.

Exploration and Production

        The net quantities of oil and gas produced as well as the average sales price and production cost (lifting cost) per unit of oil and gas produced in each of the last three years were as follows:

	2003	2002	2001
Oil
Net quantities produced (millions of barrels)	65	60	60
Average sales price less royalties (per barrel)	€18.90	€19.10	€20.39
Average production cost (lifting cost) (per barrel)	€3.20	€3.44	€3.60
Gas
Net quantities produced (billions of cubic feet)	228	189	186
Average sales price less royalties (per thousand cubic feet)	€2.04	€1.92	€2.57
Average production cost (lifting cost) (per thousand cubic feet)	€0.57	€0.52	€0.54

        Wintershall's total gross and net productive wells, total gross and net developed acres and total gross and net undeveloped acres (both leases and concessions) as of December 31, 2003, were as follows:

	Germany	North Africa and Middle East(1)>	Argentina	Rest of World(1)>	Total	Rest of World (at equity)
Oil
Total gross productive wells	512.0	285.0	57.0	7.0	861.0	11.0
Total net productive wells	238.7	64.8	18.2	7.0	328.7	5.5
Gas
Total gross productive wells	144.0	0.0	150.0	127.0	421.0	–
Total net productive wells	67.1	0.0	35.7	25.3	128.1	–
Oil and Gas Acreages (thousand of acres)
Total gross developed acres	187.3	99.7	256.2	111.6	654.8	0.9
Total net developed acres	66.2	34.3	60.4	16.7	177.6	0.4
Total gross undeveloped acres	2,864.2	1,929.0	9,187.3	5,015.1	18,995.6	5,589.1
Total net undeveloped acres	1,456.3	711.6	4,231.1	1,946.0	8,345.0	2,794.5

(1)
Consolidated activities only.

        In 2003, Wintershall spent €385 million for exploration, acquisition and investment, compared with €999 million in 2002. Thereof, €151 million were spent in Europe (2002: €749 million), €147 million in North Africa/Middle East (2002: €124 million), €67 million in South America (2002: €111 million) and €20 million in Russia/Caspian Sea (2002: €15 million).

        Either directly or through its subsidiaries, Wintershall was involved in the drilling and completion of 12 exploratory wells, which resulted in seven successful wells. As of December 31, 2003, Wintershall had begun drilling five additional exploratory wells.

        In 2003, approximately 70% of the Oil & Gas segment's oil reserves and production activities were in North Africa and the Middle East. The substantial majority of these reserves and production activities were in Libya, where the segment operates several onshore oilfields and produces associated natural gas for local consumption. Offshore Libya Wintershall holds a 12.5% interest in the Al Jurf oil field, which started production in September 2003. BASF does not believe the ILSA (Iran-Libya Sanctions) Extension Act adopted by the United States government will have a material adverse effect on BASF's financial condition or results of operations. Remaining oil production takes place primarily in the

Mittelplate offshore oil field in the German North Sea as well as in Dubai, Argentina, the Netherlands and Russia.

        With approximately 200 million barrels of proved initial reserves, the Mittelplate field is the largest known German oil reservoir. Wintershall and its partner, RWE-Dea AG, with a 50% interest each, have been producing oil from an offshore production platform since 1987. As of 1998, the Mittelplate field has also been developed from an onshore site by extended-reach wells. In 2003, oil production increased to 15.4 million barrels of which 9.3 million barrels were produced through extended-reach wells. The partners intend to connect the offshore production platform by pipeline to the onshore facilities, thus further increasing the production of the field. The project realization is subject to the approvals of the authorities.

        In October 2003 the new core region Russia/Caspian Sea, Wintershall had become the operator for a highly prospective exploration block offshore Dagestan, Russia by acquisition of 70% interest in OOO Megatron NVK.

        Wintershall produces 43% of its natural gas in Argentina. In 2001, Wintershall, with its partners, decided to develop the Carina and Aries gas fields off the coast of Tierra del Fuego. As a result of the economic development in Argentina, the project schedule has been adjusted in accordance with expected gas demand. In 2003 Wintershall successfully managed to strengthen its exploration portfolio by acquiring the block La Invernada in the Neuquen basin and an interest in the Geminis prospect offshore Tierra del Fuego, both in the vicinity of our producing assets. In the Central Patagonian frontier area Cañadon Asfalto basin Wintershall together with Repsol YPF were granted two exploration blocks for which the official governmental approval is still pending; however field work has already commenced.

        Wintershall more than doubled its reserves and future production in the Netherlands through the acquisition of Clyde Netherlands B.V. in 2002. Wintershall is now the third largest gas producer in the country. With the production start-up of two new gas fields in October 2003 Wintershall now operates a total of 23 offshore platforms in the North Sea. Clyde also contributes substantially to Wintershall's exploration portfolio. Highly qualified staff strengthens Wintershall's global Center of Expertise for Offshore Activities. The acquisition of Clyde combined two companies whose portfolios complement each other. Offshore UK, Wintershall was granted five exploration blocks in July 2003, which are located at the border with the Netherlands.

        The Oil & Gas segment has a 49.95% participation interest in and is the operator of the first natural gas offshore field on the German continental shelf, approximately 300 kilometers off the German North Sea coast. Since production start-up in 2000 the field production capacity has been maintained at 45 billion cubic feet per year. The major partners in this project include Exxon Mobil Production Deutschland GmbH and RWE-Dea AG. N.V. Nederlandse Gasunie, a Dutch natural gas distributor has contracted to purchase the natural gas produced from this field.

        BASF has a cooperation agreement with Gazprom that provides a framework for future project-specific agreements. The agreement also contemplates the joint participation of Wintershall and Gazprom in the exploration and production of oil and gas primarily in Russia. Wintershall and Gazprom are specifically planning to participate in the development of large gas/condensate fields in Western Siberia. For development of the vast gas and condensate reserves of the Achimov formation in the Urengoy field the joint venture company Achimgaz was established in July 2003. Joint venture partners are OOO Urengoygazprom, a subsidiary of Gazprom, and Wintershall with 50% interest each.

        In general, oil and gas exploration and production activities require high levels of investment and entail particular economic risks and opportunities. These activities tend to be highly regulated, and companies engaging in these activities generally may face intervention by governments in matters such as:

  /*/
  The award of exploration and production licenses

  /*/
  The imposition of specific drilling and other work obligations

  /*/
  Environmental protection measures

  /*/
  Control over the development and abandonment of fields and installations

  /*/
  Restrictions on production

        Crude oil prices are subject to international supply and demand and other factors that are beyond an oil company's control. Political and economical developments can affect world supply of and demand for oil, and therefore oil prices as well. Such factors can also affect the price of natural gas sold under long-term contracts because, under long-term contracts in Germany and in many other countries, natural gas pricing typically is tied to prices of refined products pursuant to a specified time lag. Crude oil prices are generally set in U.S. dollars, while costs may be incurred in a variety of currencies. Fluctuations in exchange rates therefore can give rise to foreign exchange exposures.

        As with most international oil and gas companies, substantial portions of the oil and gas reserves of Wintershall are located in countries outside the European Union and North America, some of which can be considered politically and economically less stable than European Union or North American countries. These reserves and the related operations may be subject to political risks. To date, political risks have not significantly affected the Oil & Gas segment or had a material adverse effect on BASF's financial condition or results of operations.

        Wherever possible, Wintershall arranges capital investment guarantees by the German government to protect its investments. German government guarantees currently cover a total investment volume by Wintershall of approximately €523 million, including inventory of raw materials and supplies.

        General uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of any reserve estimate is a function of the quality of available data and engineering, and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. In addition, changes in oil and natural gas prices could have an effect on the economically recoverable reserves. Accordingly, reserve estimates could be materially different from the quantities of oil and natural gas that are ultimately recovered. However, according to company standards, Wintershall conducts reserves audits of its major oil and gas fields through independent, internationally recognized auditors.

Natural Gas Distribution and Trading

        BASF conducts its natural gas distribution and trading activities pursuant to an extensive agreement with OOO Gazexport, a subsidiary of Gazprom. To promote the joint marketing of mainly Russian, as well as Western European natural gas predominantly in Germany, Wintershall and OAO Gazprom established two joint ventures:

  /*/
  WINGAS GmbH (WINGAS) of Kassel, Germany, in which Wintershall has a 65% ownership interest; and

  /*/
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

        Since 1991, WINGAS has invested more than €2.7 billion (of which Wintershall's share was €1.8 billion) in its natural gas distribution and trading activities in Germany. The high-pressure pipeline system currently spans more than 2,000 kilometers (km). The pipeline system presently consists of four primary legs:

  /*/
  MIDAL (Mitte-Deutschland-Anbindungs-Leitung), which is the longest pipeline of the WINGAS network, extending over 702 km from the North Sea to southern Germany. To supply the metropolitan area of Hamburg, the Rehden-Hamburg-Gasleitung (RHG) branches from MIDAL north of Bielefeld, forming a 132 km-long branch-pipe.

  /*/
  STEGAL (Sachsen-Thüringen-Erdgas-Leitung), which is a 345 km pipeline that comes from the east and meets MIDAL south of Kassel. STEGAL supplies eastern Germany with natural gas and connects the WINGAS pipeline system with Czech and Slovakian pipeline systems that transport Russian natural gas.

  /*/
  WEDAL (West-Deutschland-Anbindungs-Leitung), which is a 319 km pipeline that establishes a direct connection between the WINGAS pipeline system and the Belgium transit grid via the Interconnector to the UK market, ensuring a link to the Western European natural gas network. WEDAL runs between Aachen and Bielefeld.

  /*/
  JAGAL (Jamal-Gas-Anbindungs-Leitung), which is a 338 km pipeline that links the large YAMAL gas field in Russia to WINGAS's pipeline network system. JAGAL begins in Frankfurt/Oder and links up with STEGAL just south of Leipzig.

        In addition to its natural gas pipeline network, WINGAS also owns and operates a natural gas storage site in Rehden, Germany. It is the largest underground gas storage site in Western Europe, with a working gas capacity of 157 billion cubic feet.

        In 2003, WINGAS purchased 217 billion cubic feet of natural gas from WIEH, which in turn purchases all of its gas from Gazprom's subsidiary Gazexport. In 2003, WINGAS bought 160 billion cubic feet directly from Gazexport so that in total 377 billion cubic feet or 68% were purchased from Russian sources. WINGAS also bought 98 billion cubic feet from North Sea suppliers, primarily from EDF Trading Ltd. and Conoco, 68 billion cubic feet in the main forward market and 12 billion cubic feet low caloric gas from Wintershall.

        In 2003, WINGAS entered into new supply contracts with municipalities, industrial companies and in the forward market. In addition WINGAS started during the reporting year deliveries to industrial customers in Belgium via third party access through the network of the Belgium pipeline system. In total the sales volume increased from 456 billion cubic feet to 559 billion cubic feet. This growth was due to the increase in the supply to new customers and to the low temperatures during the last winter. The sales volume of WINGAS, WIEH and WIEE totaled 978 billion cubic feet compared with 814 billion cubic feet for 2002. The BASF consolidated sales volume in 2003 was 647 billion cubic feet, representing a 24% increase over the previous year's sales volume of 524 billion cubic feet.

        WINGAS's biggest customer is BASF's own Verbund site in Ludwigshafen. In 2003, the site purchased approximately 93 billion cubic feet, or approximately 17% of WINGAS's distribution volume. Approximately 19 billion cubic feet, or approximately 3%, was sold to other BASF companies; 33% to transmission companies; 19% to regional distributors, municipalities and industrial companies; and 28% was sold in foreign markets of which the main part was sold mainly at trading hubs. In 2003, most of the natural gas WINGAS distributed in Germany was sold to approximately 60 customers via long-term natural gas supply agreements.

        WINGAS is currently the third largest natural gas transmission and distribution company in Germany. Capital expenditures in 2003 totaled €36 million. The enlargement of STEGAL's transport capacity with its €21 million initial investment represents the largest project. This targeted expansion measure will secure additional transport of Russian natural gas to Western Europe, which will help to compensate in the medium term for the declining natural gas offshore production in the North Sea.

ENVIRONMENTAL MATTERS

        BASF is subject to extensive, evolving and increasingly stringent international and local environmental laws and regulations concerning: the production, distribution, the handling and storage of our products, the disposal of materials, the practices and procedures applicable to construction and operation of sites, the exploration and production of oil and gas, as well as the maintenance of safe conditions in the workplace.

        These Environmental protection and remediation laws and regulations govern primarily:

  /*/
  The protection of humans and the environment from the harmful effects of dangerous chemical substances

  /*/
  Emissions into the air and other releases into the environment

  /*/
  The purification and discharge of waste water and waste management, focusing on waste avoidance and reuse of waste

        Although BASF believes that its production sites and operations currently fully comply with all applicable laws and regulations, these laws and regulations have required and in the future could require BASF to take action to remediate the effects on the environment of the prior disposal or release of chemicals or petroleum substances or waste. Such laws and regulations have applied and in the future could apply to various sites, including BASF's chemical plants, oil fields, waste disposal sites, chemical warehouses and natural gas storage sites. In addition, such laws and regulations have required and in the future could require BASF to install additional controls for certain emission sources, undertake changes in its operations in future years and remediate soil or groundwater contamination at current and/or former sites and facilities.

        BASF's operating costs for environmental protection totaled €667 million in 2003. These costs are recurring or one-time costs associated with sites or measures that are incurred in the avoidance, reduction or elimination of deleterious effects on the environment. They include the costs of disposal sites, such as wastewater treatment plants and residue incinerators. They also comprise different levies such as effluent levies, water levies, costs for disposal services by third parties, monitoring, analyses and surveillance carried out by mobile and stationary units as well as research and development costs for reducing the incidence of residues. BASF also spent approximately €159 million in 2003 on capital expenditures for pollution control devices and equipment.

        BASF also incurs costs to remediate the impact of the past disposal as well as the release of chemicals or petroleum substances or waste, both at its own sites and at third-party sites to which BASF has sent waste for disposal. Worldwide, BASF had established provisions of €248 million for anticipated investigation and clean-up costs at such sites as of December 31, 2003, and €264 million as of December 31, 2002.

        In the United States, liability for remediation of contamination is imposed generally pursuant to the federal Comprehensive Environmental Response Compensation and Liability Act (Superfund) and analogous state laws. Although such U.S. laws generally allow the recovery of the total cost of cleanup from any single responsible party, cleanup costs typically are shared among several responsible parties at third-party sites where multiple parties sent waste to the site for disposal, and sometimes at owned or operated sites where a predecessor or other third-party disposed of waste on-site. BASF has been notified that it may be a potentially responsible party at such sites. The proceedings related to these sites are in various stages. The cleanup process has not been completed at most sites; the number, potential liability and financial viability of other parties are typically not fully resolved and the status of the insurance coverage for most of these proceedings is uncertain. Consequently, BASF cannot accurately determine the ultimate liability for investigation or cleanup costs at these sites. As events progress at each site for which BASF has been named a potentially responsible party or is otherwise involved in remediation of contamination, BASF accrues, as appropriate, a liability for site cleanup. Such liabilities include all costs that are probable and can be reasonably estimated. In establishing these liabilities, BASF considers its shipments of waste to a site and its percentage of total waste shipped to the site (in the case of third-party sites); the types of waste involved; the conclusions of any studies; the magnitude of any remedial actions which may be necessary; and the number and viability of other potentially responsible parties. Although the ultimate liability may differ from estimates, BASF routinely reviews liabilities and revised estimates, as appropriate, based on the most current information available.

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

        BASF establishes provisions for currently known potential soil contamination at BASF sites that are still in operation, or in case of the accidental release of chemicals around the world. In general investigations into potential contamination and subsequent cleanup are only required when a site is closed and the existing production facilities dismantled. Taking into account BASF's experience to date regarding environmental matters and facts currently known, BASF believes that capital expenditures and remedial actions necessary to comply with existing laws and conditions governing environmental protection will not have a material effect on BASF's consolidated financial condition or results of operations.

        In connection with the onshore and offshore oil and gas activities conducted by BASF's subsidiary, Wintershall, BASF is subject to an increasing number of international and national laws, regulations and directives governing the protection of the environment. In connection with the exploration, drilling, production, storage, transportation and distribution of oil and gas, these regulations may, among other things:

  /*/
  Require permits

  /*/
  Restrict the types, quantities and concentration of substances that may be released into the environment

  /*/
  Limit or prohibit such activities on land within environmentally protected areas

  /*/
  Impose criminal or civil liability for pollution of soil, water and air as a result of such activities

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

        The major raw materials that feed BASF's Verbund production sites are hydrocarbon-based raw materials such as naphtha and LPG (liquefied petroleum gas). These materials are used as feedstocks for the steam crackers that are operated in Ludwigshafen, Germany; Antwerp, Belgium; and Port Arthur, Texas. BASF monitors the market for naphtha, and actively hedges its exposure by using swaps and options. Other important hydrocarbon-based raw materials are natural gas, benzene and propylene. BASF primarily sources its natural gas from Russia by means of long-term natural gas supply contracts with Gazprom. These contracts are conducted through BASF's joint ventures with Gazprom, WINGAS and WIEH. Other important materials at BASF include cyclohexane, ammonia, titanium dioxide and methanol.

        BASF believes the company can purchase raw materials most efficiently through its network of global and regional procurement teams. High-volume raw materials or those of strategic importance, such as raw materials used at the start of BASF's value-adding chains of chemistry, tend to be purchased by global procurement teams in order to leverage BASF's purchasing power and secure a stable supply of key raw materials. Regional procurement teams play an essential role in purchasing raw materials for the company's regional production sites.

        BASF has a policy of maintaining, when possible, multiple sources of supply for materials and is not dependent on a limited number of suppliers for essential raw materials.

        BASF has not experienced any difficulty in obtaining sufficient supplies of raw materials in recent years and believes it will generally be able to obtain them at competitive market prices in the future. BASF however, cannot give any assurance that its ability to obtain sufficient raw materials at any time will not be adversely affected by unforeseen developments. In addition, the prices of raw materials may vary, perhaps significantly, from year to year.

Technical goods and services procurement

        The technical goods and services that BASF purchases are related primarily to the company's manufacturing activities, which involve significant capital expenditures to design and build plants and later to maintain them. These expenditures therefore also cover the maintenance of sites and offices around the world.

        BASF's global and regional procurement teams work with engineers and technical staff to identify where and how technical goods and services can be procured most efficiently. To this end, the standardization of goods and services is a key driver for reducing costs. Standardizing goods and services tends not only to be more cost effective, but reduces the expenses associated with servicing and maintenance during the total life cycle. Furthermore, the company's procurement teams work closely with suppliers to support them in developing system solutions.

E-commerce

        BASF is using e-commerce to increase the efficiency of its procurement processes. For example, increasingly in the chemicals industry, buyers and sellers are connecting their respective enterprise resource planning (ERP) systems through online marketplaces. BASF's ERP is linked to Elemica Holding Ltd., a neutral electronic marketplace for the purchase and sale of basic, intermediate, specialty and fine chemicals.

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

ORGANIZATIONAL STRUCTURE

        BASF Aktiengesellschaft is the ultimate parent company of the BASF Group. The Group operates in five separate business segments, which encompass BASF's 12 operating divisions. The business segments are reportable segments except for business segment Agricultural Products & Nutrition, which is treated as two reportable segments, disclosing separately the Agricultural Products and Fine Chemicals divisions. The divested Pharmaceuticals division was formerly included as a third reportable segment in the business segment formerly known as Health and Nutrition.

        Business operations are run by 57 regional and global business units, organized along business or product lines. As profit centers, they are responsible for all business operations – from production to marketing and sales – and their processes are customer-oriented.

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

        The following table sets forth significant subsidiaries owned, directly or indirectly, by BASF Aktiengesellschaft:

Name of Company	Percentage Owned (%)
BASF Coatings AG, Münster-Hiltrup, Germany	100

BASF Schwarzheide GmbH, Schwarzheide, Germany	100

Elastogran GmbH, Lemförde, Germany	100

Wintershall AG, Kassel, Germany	100

BASF Antwerpen N.V., Antwerp, Belgium	100

BASF Española S.A., Tarragona, Spain	100

BASF Corporation, Mount Olive, New Jersey	100

BASF S.A., São Bernardo do Campo, Brazil	100

BASF Company Ltd., Seoul, Korea	100

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

        At the heart of BASF's integration strategy are its Verbund production sites. The following is a description of these sites including the number of production plants:

	Production
Location	Acreage	Plants
Ludwigshafen, Germany	1,760	250

Antwerp, Belgium	1,470	54

Geismar, Louisiana	2,290	20

Freeport, Texas	510	12

Kuantan, Malaysia	150	12

        An additional Verbund site is currently under construction in Nanjing, China, with the joint venture partner SINOPEC.

        See "Item 4. Information on the Company – Environmental Matters" for information on environmental issues related to BASF's properties. Additional information regarding BASF's property, plant and equipment is contained in Note 14 to the Consolidated Financial Statements included in Item 18.

        For information on BASF's oil and natural gas exploration and production activities, see "Item 4. Information on the Company – Oil & Gas" and "Supplementary information concerning oil and gas producing activities (unaudited)" in Item 18.

Item 5.    Operating and Financial Review and Prospects

OVERVIEW

        BASF is a transnational chemical company that aims to increase its corporate value through growth and innovation. The company's product range includes high-performance products, including chemicals, plastics, coatings systems, dispersions, agricultural products, fine chemicals as well as crude oil and natural gas.

        BASF is comprised of the parent company, BASF Aktiengesellschaft of Ludwigshafen, Germany, and 153 consolidated subsidiaries and affiliated companies. The company has customers in more than 160 countries and operates production sites in 41 countries.

        BASF conducts its worldwide operations through 12 operating divisions, which have been aggregated into five business segments based on the nature of the products and production processes, type of customers, channels of distribution and nature of the regulatory environment. The business segments are reportable segments, with the exception of Agricultural Products & Nutrition, which is treated as two reportable segments, Agricultural Products and Fine Chemicals, respectively. The divested Pharmaceuticals division was until 2001 included as a third reportable segment in the business segment Health & Nutrition.

        The reportable operating segments are:

  /*/
  Chemicals

  /*/
  Plastics

  /*/
  Performance Products

  /*/
  Agricultural Products and Nutrition

  /*/
  Agricultural Products

  /*/
  Fine Chemicals

  /*/
  Pharmaceuticals (discontinued operations)

  /*/
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

        There are certain differences relating to accounting and valuation methods that are required under U.S. GAAP but are not allowed under German GAAP. The effects of BASF's reconciliation of the remaining differences between German GAAP and U.S. GAAP for the years ended December 31, 2003 and 2002 are described in Note 4 to the Consolidated Financial Statements included in Item 18.

Outlook for 2004

        After three years of weak global growth, we see more favorable mid-term prospects than in previous years, despite latent risks in the Middle East. We are planning our activities based on the following premises:

  /*/
  Improved investment climate and a gradually improving consumer climate

  /*/
  An average crude oil price (Brent) of $28/barrel in 2004

  /*/
  U.S. dollar remains weak and volatile

        Under these premises, we anticipate that the global economy will regain momentum. The United States and Asia's growth markets will lead the way in strengthening the global recovery process. The global chemical industry will recover in pace with increasing demand from industrial customers. The impetus for growth in chemical production will come from the recovery in the United States and Asia.

        In the following descriptions of results of operations in the segments, we make forecasts for sales and earnings in 2004. These forecasts are based on the assumption of the above described scenario.

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

        It is currently not possible to estimate the full consequences of litigations. Corresponding provisions are established to the extent that they are considered probable and the amount can be reasonably estimated. The level of provisions also considers the outcomes of similar cases and legal opinions, taking into account the current circumstances. The actual outcome of legal proceedings may differ considerable from these estimates. See also Note 27 to the Consolidated Financial Statements for further information with regard to litigation and claims.

Deferred taxes on loss carryforwards

        Tax loss carryforwards are primarily related to restructuring measures at subsidiaries in the North American (NAFTA) region. In countries in the NAFTA region, these carryforwards may be set against future taxable income for up to 20 years.

        The realization of deferred tax assets on these carryforwards is dependent upon the economic development of our subsidiaries in the NAFTA region. An evaluation is affected by difficulties in predicting long-term economic developments. Significant valuation allowances were not made to deferred tax assets on tax-loss carryforwards in 2003 in view of the long carryforward period and in expectation of stable economic developments in the NAFTA region.

        See also Note 10 to the Consolidated Financial Statements for further information on deferred taxes.

Goodwill

        From 2002 onward, goodwill is no longer to be amortized under U.S. GAAP. Instead, goodwill is written off only if the carrying value of goodwill is impaired. The value of goodwill has to be reviewed at least once per year at the reporting unit level. An impairment exists if the book value of the goodwill at the reporting unit exceeds the fair value, generally determined based upon the discounted value of expected future cash flows.

        To review the value of goodwill, however, it is necessary to make assumptions with regard to the long-term profitability of the operating units against the background of macroeconomic developments. To a significant extent, goodwill is associated with the acquisition of the insecticide fipronil from Bayer CropScience in March 2003 and of the crop protection business of American Home Products Corporation in 2000. The value of these goodwills is subject to the long-term development of the global market for crop protection products and the continued profitability of this business.

        Write-offs due to impairment were not necessary in 2003. As a result, the amortization expenses recorded in accordance with German GAAP are reversed in the reconciliation to U.S. GAAP (see Note 4 to the Consolidated Financial Statements).

Provisions for environmental protection measures and site remediation

        The company records liabilities for environmental issues in the accounting period in which its responsibility is established and the cost can be reasonably estimated. At environmental sites in which more than one potentially responsible party has been identified, the company records a liability for its allocable share of costs related to its involvement with the site, as well as an allocable share of costs related to insolvent parties or unidentified shares. At environmental sites in which the company is the only potentially responsible party, a liability is recorded for the total estimated costs of remediation before consideration of recovery from insurers or other third parties. The process of estimating environmental liabilities is complex and dependent on; physical and scientific data at the site, uncertainties as to remedies and technologies to be used, and the outcome of discussions with regulatory agencies.

        See also Note 24 to the Consolidated Financial Statements for further explanations with regard to the accrual of provisions for environmental protection measures and site remediation.

Impairment of long-lived Assets

        Impairment tests of long-lived assets are made when conditions indicate a possible loss. Impairment tests are based on a comparison of undiscounted cash flows to the recorded value of the asset. The estimate of the cash flows is based on information available at that time including factors such as: expected sales, customer trends, operating efficiencies, material and energy prices, etc. If an impairment is indicated, the asset value is written down to its fair value based upon market prices or, if not available, upon discounted cash flows. The assumptions used in the cash flow projections reflect the market conditions at the time an impairment becomes known.

New U.S. GAAP accounting standards not yet adopted

        FIN 46, "Consolidation of Variable Interest Entities", which was issued in January 2003 and revised in December 2003, requires consolidation of variable interest entities by the primary beneficiary, even in the absence of a majority of the voting rights, FIN 46 is to be applied for interests in special purpose entities for periods ending after December 15, 2003 and for interests in all other entities for periods ending after March 15, 2004. The application of FIN 46 within the BASF group was analyzed, and it was determined that it would not have a significant impact on the assets, profitability, or financial situation of the BASF Group.

Off Balance Sheet Arrangements, Contingent Liabilities and Other Financial Obligation

        Our unconsolidated entities are not considered special-purposes entities, and do not constitute other off-balance sheet arrangements.

        Contingent liabilities and other financial obligations are described in Note 26 to the Consolidated Financial Statements in Item 18.

RESULTS OF OPERATIONS

Group

        This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements included in Item 18 of this Annual Report.

        Income from operations in 2003 was somewhat higher than in 2002 despite a persistently difficult business environment and despite a higher level of special items. Our measures to increase efficiency and reduce costs offset higher raw materials costs and insufficient sales prices resulting from global competitive pressures. Net income declined significantly due to a lower financial result and higher tax expense due, among other things, to legislative changes.

        The following table sets forth sales and income for BASF. Sales are net of petroleum and natural gas taxes.

Sales and Earnings

	2003	% Change from Previous Year	2002	% Change from Previous Year	2001
	(euros in millions, except per share data)
Sales	€33,361.2	3.6	€32,215.5	(0.9)	€32,499.6
Gross profit	10,028.2	(3.6)	10,400.0	0.9	10,311.8
Gross profit as a percentage of sales (%)	30.1	(6.8)	32.3	1.9	31.7
Income from operations	€2,658.2	0.7	€2,640.7	117.0	€1,216.9
Income from operations as a percentage of sales (%)	8.0	(2.4)	8.2	121.6	3.7
Special items	€(335.0)	(39.9)	€(239.5)	77.7	€(1,076.1)
Financial Result	(490.2)	–	0.2	–	(608.2)
Income before taxes and minority interests	2,168.0	(17.9)	2,640.9	333.7	608.7
Net income	910.2	(39.5)	1,504.4	(74.3)	5,858.2
Net income as a percentage of sales (%)	2.7	(42.6)	4.7	(73.9)	18.0
Basic earnings per share	€1.62	(37.7)	€2.60	(73.3)	€9.72
Amounts in accordance with U.S. GAAP
Net income	€1,337.7	(22.1)	€1,716.9	(69.8)	€5,692.4
–from continuing operations	1,337.7	(22.1)	1,716.9	–	(238.2)
–from discontinued operations including gain from disposal	–	–	–	–	5,892.6
–cumulative effect of implementing SFAS 133	–	–	–	–	38.0
Basic earnings per share	€2.38	(19.6)	€2.96	(68.7)	€9.45
–from continuing operations	2.38	(19.6)	2.96	–	(0.39)
–from discontinued operations including gain on disposal	–	–	–	–	9.78
–cumulative effect of implementing SFAS 133	–	–	–	–	0.06
–diluted earnings per share	2.38	(19.6)	2.96	(68.7)	9.45

        Income from operations in 2003 contains special charges of €335 million. This amount includes €305 million for restructuring measures taken to increase efficiency as part of the Ludwigshafen Site Project and to reorganize our service divisions in North America (NAFTA). The proceeds from the sale of the soil improvement products business in December offset most of the costs of integrating the fipronil business acquired by the Agricultural Products division.

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

2003 Compared with 2002

  Sales

        Sales in 2003 rose €1,145 million compared with the previous year to €33,361 million. The following factors contributed to the change in sales:

	2003
	euros in millions	as % of sales
Volume	€2,421	7.6
Prices	692	2.1
Currency exchange	(2,345)	(7.3)
Acquisitions and additions to scope of consolidation	638	2.0
Divestitures	(261)	(0.8)

	€1,145	3.6

        We achieved higher sales volumes primarily in the Chemicals, Plastics and Oil & Gas segments. Some divisions were able to impose price increases to compensate somewhat for the increase in raw materials costs.

        The weakness of the U.S. dollar caused sales to decline considerably in euro terms in North America (NAFTA), South America and Asia. In local currency terms, however, sales rose by 10% in North America, by 13% in South America and by 25% in Asia.

        Acquisitions increased sales by €633 million, primarily due to the acquisition of the global fipronil business from Bayer CropScience and the purchase of Honeywell's engineering plastics. Additions to the scope of consolidation contributed €5 million to sales.

        Divestitures reduced comparable sales by €261 million, primarily due to the sale of our nylon fibers business to Honeywell.

  Gross Profit

        After deducting production costs from sales, we recorded a gross profit of €10,028 million in 2003. The decline of €372 million or 3.6% resulted mainly from considerably higher raw materials costs. Lower capacity utilization in the second half of the year also had a negative impact. The ratio of gross profit to sales declined to 30.1% from 32.3% in 2002.

  Income from Operations

        Income from operations was slightly higher than in 2002. Improvements in the Agricultural Products & Nutrition, Oil & Gas and Other segments offset the decline in Chemicals, Plastics and Performance Products. At €2,658 million, income from operations in 2003 was €17 million higher than in the previous year and as a ratio of sales was 8.0%, compared with 8.2% in 2002.

  Income before Taxes

        Compared with 2002, income before taxes declined €473 million to €2,168 million in 2003. This decline is due to the almost identical decline in the financial result by €490 million. In 2002, the financial result contained gains from the sale of securities. In 2003, income from financial assets also declined and certain financial assets had to be written down (see Note 8 to the Consolidated Financial Statements in Item 18).

  Net Income/Earnings Per Share

        Income before taxes and minority interests was €2,168 million and the tax expense was €1,192 million or 55%. After deducting these taxes and minority interests of €66 million, net income in 2003 was €910 million, or €594 million lower than in 2002. This decline was due to lower income before taxes and minority interests as well as tax expenses that were €150 million higher than in the previous year. In 2003, a tax refund claim of €124 million that was accounted for as tax receivable in 2002 had to be written off, resulting in an increase in tax expense of €248 million compared with the previous year. This write-off of the tax refund claim for a reduction in corporate income tax associated with paid dividends was incurred due to changes in German tax law in 2003 (see Note 10 to the Consolidated Financial Statements in Item 18). In addition, foreign income taxes on oil production rose, primarily due to the production of higher volumes of oil.

        Earnings per share in 2003 were €1.62, compared with €2.60 in the previous year. In accordance with U.S. GAAP, we posted net income of €1,338 million or €2.38 per share in 2003 compared with €1,717 million or €2.96 per share in 2002.

  Sales and earnings forecasts

        Assuming a moderate upturn in the chemical industry, we expect slightly higher sales and an increase in income from operations in 2004, driven primarily by our restructuring, cost-reduction and portfolio optimization measures.

2002 Compared with 2001

  Sales

        In 2002, sales were slightly lower than the previous year's level and decreased €284 million, or 0.9%, to €32,216 million. Sales growth in the Chemicals and Plastics & Fibers segments was not quite enough to offset the decline in the Agricultural Products & Nutrition and Oil & Gas segments.

        The following factors contributed to the change in sales:

	2002
	euros in millions	as % of sales
Volume	€2,547	7.8
Prices	(1,680)	(5.2)
Currency exchange	(941)	(2.9)
Acquisitions and additions to scope of consolidation	205	0.6
Divestitures and deconsolidations	(415)	(1.2)

	€(284)	(0.9)

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

        Portfolio changes, which amounted to €(286) million were 0.8 percent lower than in 2001 and did not have a substantial impact. Acquisitions – primarily, the Intermediates division's acquisition in mid-2001 of the Italian SISAS Group's activities in Feluy, Belgium – accounted for a €118 million increase in sales.

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

Chemicals

Segment data
(euros in millions)

	2003	% Change from Previous Year	2002	% Change from Previous Year	2001
Sales to third parties	€5,752	8.2	€5,317	18.3	€4,494
Thereof Inorganics	€738	6.2	€695	(2.7)	€714
Petrochemicals	€3,264	12.5	€2,902	39.6	€2,079
Intermediates	€1,750	1.7	€1,720	1.1	€1,701
Intersegmental transfers	2,680	3.2	2,598	6.0	2,452
Sales incl. intersegmental transfers	8,432	6.5	7,915	14.0	6,946
Income from operations	393	(38.1)	635	75.4	362
Special items	(107)	–	(41)	34.9	(63)
Operating margin (%)	6.8	(42.9)	11.9	46.9	8.1
Assets	€4,720	(5.5)	€4,997	3.1	€4,847
Return on operational assets (%)	8.1	(37.2)	12.9	61.3	8.0
Research and development expenses	€108	10.2	€98	(10.1)	€109
Capital expenditures on tangible and intangible assets	€527	6.5	€495	(46.7)	€929

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

2003 Compared with 2002

  Segment Overview

        In 2003, we increased sales to third parties by €435 million compared with the previous year to €5,752 million (volumes 12.0%, portfolio 0.7%, prices 5.0%, currency -9.5%). Higher sales volumes made a major contribution to growth in all three divisions, in particular in the Petrochemicals division.

        Income from operations declined by €242 million to €393 million. All three divisions where affected. This was due mainly to the weak U.S. dollar, continuing overcapacities for a number of products, and increasing pressure on margins. Modernization measures, scheduled plant maintenance and startup costs for our investment projects in Asia also had a negative impact on income from operations.

        Compared with 2002, assets declined by €277 million to €4,720 million. We further optimized production structures in Europe and North America by closing unprofitable plants and investing in new, profitable ones. In the Petrochemicals and Intermediates divisions, the capital expenditure projects at the new Verbund site in Nanjing, China, and in Caojing, China, continued on schedule. A number of world-scale plants will make a substantial contribution to our production in the growing Asian market from 2005 onward. In the Petrochemicals division, we constructed a C4 complex in Port Arthur, Texas, with our partners ATOFINA, United States, and Shell, United States. This plant is scheduled to start operations in 2004 and is linked with our steam cracker.

        We are expecting to achieve higher sales and income from operations in 2004 by raising prices.

  Inorganics

        We increased sales to third parties in 2003 by €43 million to €738 million (volumes 3%; acquisition of Callery Chemical 3%, prices 3%, currency -3%).

        Income from operations decreased in comparison with the previous year. This was due to a decline in margins for basic inorganic chemicals, inorganic specialties and electronic grade chemicals as a result of negative price and currency effects. These effects could not be fully offset by higher sales volumes of glues, impregnating resins and catalysts. The conversion of part of the chlorine production facilities to an energy-efficient membrane technology as well as other modernization measures at the Ludwigshafen site had a negative impact on income from operations but will lead to an improvement in income from 2004 onward.

        The acquisition of Callery Chemical from the Mine Safety Appliances Company (MSA) completed in mid-September 2003, has expanded our profitable and fast-growing business with inorganic specialties. With this acquisition we have expanded our range of alcoholates and boron compounds and have added potassium specialties to our portfolio.

        In 2004, we expect higher sales and a slight improvement in income from operations from factors including the Callery Chemical acquisition. We aim to continue expanding our profitable business areas in innovative specialties such as heterogeneous catalysts, electronic grade chemicals and powder injection molding technology.

  Petrochemicals

        In 2003, we increased sales to third parties by €362 million to €3,264 million (volumes 16%, portfolio 1%, prices 8%, currency -12%). Cracker products in Europe were an important factor in this increase. Sales of alkylene oxides and glycols also rose. We maintained the previous year's level of sales for plasticizers and solvents.

        Income from operations remained below the previous year's level despite the increase in sales. Prices for raw materials, especially crude oil and naphtha, were very volatile and rose over the course of the year, as was the case for natural gas and energy. We were unable to increase our sales prices sufficiently and quickly enough, and margins therefore declined. The cost of plant shutdowns for scheduled maintenance and technical problems at our steam cracker in Port Arthur, Texas, also had a negative impact on income from operations.

        Capital expenditures increased slightly compared with the previous year. In Port Arthur, Texas, together with our partners ATOFINA and Shell, we built a C4 complex for metathesis, inalkylation and butadiene extraction that is scheduled to start operations in 2004. Together with our partner SINOPEC, Beijing, China, we are investing in our new Verbund site in Nanjing, China, which is scheduled to begin operations in 2005.

        We are expecting higher sales in 2004 and higher income from operations by improving margins.

  Intermediates

        In 2003, sales to third parties increased by €30 million to €1,750 million (volumes 9%, prices 1%, currency -8%). We increased volumes of amines, diols and polyalcohols in particular.

        Income from operations was well below the previous year's level and was negatively impacted by significantly higher raw materials prices, in particular for natural gas and butadiene. The increasing weakness of the U.S. dollar intensified competitive pressure from the U.S. dollar zone in all regions. European competitors lowered prices because of insufficient capacity utilization. This resulted in a decline in margins for our products. Income from operations also contains charges for startup costs for investment projects in Asia as well as impairment charges for production plants.

        The higher level of capital expenditures compared with the previous year related primarily to projects in China: We are building integrated production plants for THF and PolyTHF® in Caojing and plants for methylamine, dimethylformamide, formic acid and propionic acid in Nanjing, China.

        In 2004, we expect higher sales, especially in Asia, and higher income from operations.

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

Plastics

Segment data
(euros in millions)

	2003	% Change from Previous Year	2002	% Change from Previous Year	2001
Sales to third parties	€8,787	3.7	€8,477	3.6	€8,185
Thereof Styrenics	€3,626	7.1	€3,387	3.7	€3,267
Performance Polymers	€2,239	(1.4)	€2,270	1.3	€2,241
Polyurethane	€2,922	3.6	€2,820	5.3	€2,677
Intersegmental transfers	541	24.1	436	7.4	406
Sales incl. intersegmental transfers	9,328	4.7	8,913	3.7	8,591
Income from operations	296	(49.1)	582	–	(2)
Special items	(67)	–	(11)	94.0	(182)
Operating margin (%)	3.4	(50.7)	6.9	–	*
Assets	€5,598	(9.3)	€6,174	(2.7)	€6,344
Return on operational assets (%)	5.0	(46.2)	9.3	–	*
Research and development expenses	€142	2.9	€138	(5.5)	€146
Capital expenditures on tangible and intangible assets	€539	(15.3)	€636	(28.6)	€891

*
negative

        The Plastics segment comprises the Styrenics, Performance Polymers and Polyurethanes divisions. As of July 1, 2001, the former operating divisions of Engineering Plastics and Fiber Products were merged to create the Performance Polymers operating division. The previous year's segment data have been restated. On May 1, 2003 BASF took over the worldwide engineering plastics business of Honeywell International, Morris Township, New Jersey, and transferred its worldwide nylon fibers business to Honeywell. At the same time the segment was renamed Plastics.

2003 Compared with 2002

  Segment Overview

        Sales to third parties rose by €310 million to €8,787 million in 2003 (volumes 9.2%, portfolio -0.9%, prices 4.6%, currency -9.2%).

        Compared with the previous year, income from operations fell by €286 million to €296 million. The Styrenics and Performance Polymers divisions posted significantly lower income from operations; the Polyurethanes division increased its income slightly. Income from operations in this segment mainly declined due to higher raw materials costs and the significant loss incurred in fiber intermediates.

        Assets and capital expenditures were reduced in 2003. We lowered inventories and receivables. In 2004, we will continue to reposition our plastics business. As of December 31, 2003, we acquired the nylon 6,6 business of Ticona LLC, United States. This is part of the expansion of our engineering plastics business. The planned transfer of Styropor® production from South Brunswick, New Jersey, to our joint venture Polioles S.A. de C.V. in Altamira, Mexico, and the expansion of capacity there will improve our cost position in styrenics.

        For 2004, we expect sales at the previous year's level and an improvement in income from operations.

  Styrenics

        Sales to third parties in 2003 rose by €239 million to €3,626 million (volumes 7%, prices 10%, currency -10%). In particular, higher sales volumes of styrene monomers contributed to the increase in sales.

        Income from operations declined significantly compared with the previous year. We significantly increased prices for polymers but were not able to pass on higher raw materials costs to our customers to a sufficient extent. This was due mainly to excess capacity and the resulting pressure on margins.

        In 2003, we continued to improve our production structures: At the end of the year, we started operations at a world-scale Styrolux® plant in Altamira, Mexico. Since the European market is supplied entirely from the Styrolux® plant in Antwerp, we were able to shut down the Styrolux®plant in Ludwigshafen. We took the first steps toward our exit from the polystyrene compounds business in Europe. In addition, we have decided to transfer Styropor® production at our site in South Brunswick, New Jersey, to Altamira, Mexico, where we already operate a Styropor® plant in a joint venture.

        In 2004, we expect to maintain our sales level and improve income from operations. We aim to do this by further reducing costs, streamlining our portfolio and by simplifying business processes.

  Performance Polymers

        In 2003, sales to third parties declined slightly by €31 million to €2,239 million (volumes 5%, portfolio -2%, prices 3%, currency -7%).

        Despite a substantial reduction of fixed costs, income from operations was negative. The drastic rise in raw materials costs in 2003 could not be passed on to our customers to a sufficient extent because they were affected by the weak economy. Moreover, the decline in the value of the U.S. dollar led to a lower earnings contribution from our exports to Asia out of Europe. Income from operations was severely affected by completely unsatisfactory margins for nylon fiber intermediates, sales of which are largely to the cyclical carpet and textile industries. On the other hand, despite weak demand for automobiles, we successfully expanded our nylon engineering plastics business, mainly through the acquisition of the injection molding and extrusion business of Honeywell, United States, in April 2003.

        Together with our joint venture partner Toray Industries, Japan, we plan to build a production facility for polybutylene terephthalate in Kuantan, Malaysia, to strengthen our business with engineering plastics, particularly in Asia. Effective December 31, 2003, we acquired nylon 6,6 business of Ticona LLC, United States.

        We expect to increase sales and income from operations in 2004 on the basis of our optimized product portfolio and synergies from the integration of the businesses we acquired.

  Polyurethanes

        In 2003, sales to third parties rose by €102 million to €2,922 million (volumes 15%, portfolio -1%, prices 0%, currency -10%). Sales volumes of our products increased especially in Asia and Europe.

        We increased income from operations compared with 2002 despite very high raw materials costs and persistently unsatisfactory margins. This was due primarily to higher sales volumes of our products as well as increased productivity.

        Capital expenditures were lower than in 2002 and mainly focused on Asia. At our integrated production site in Yeosu, South Korea, we built a world-scale production plant for TDI that operates using an improved process and which started operation in the third quarter of 2003. We have begun expanding the existing MDI facility in Yeosu, South Korea. This expanded facility will enable us to achieve an even greater share of growth in the Asian markets. At the end of 2003, we began the construction of a new production site in Caojing, China. Working with our joint venture partners, we want to complete an additional integrated production facility for MDI and TDI within three years.

        We expect improved sales and income from operations in 2004, as a result of strong growth in the polyurethanes market. We will also continue measures to improve our cost structure.

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

        In addition to the TDI plant in the United States, the largest capital expenditures in the Polyurethanes division were the expansion of our MDI (diphenylmethane diisocyanate) plant in Antwerp, Belgium, which came onstream in late 2002, and the construction of an SM/PO (styrene monomer/propylene oxide) plant in Singapore, by the ELLBA Eastern (Pte.) Ltd. joint venture with Shell. This plant started operations in the second half of 2002 and is intended to significantly improve supplies of propylene oxide in Asia.

Performance Products

Segment data
(euros in millions)

	2003	% Change from Previous Year	2002	% Change from Previous Year	2001
Sales to third parties	€7,633	(4.8)	€8,014	(1.7)	€8,154
Thereof Performance Chemicals	€3,147	(5.9)	€3,343	(0.1)	€3,345
Coatings	€2,015	(5.7)	€2,137	(6.6)	€2,287
Functional Polymers	€2,471	(2.5)	€2,534	0.5	€2,522
Intersegmental transfers	301	(7.7)	326	1.2	322
Sales incl. intersegmental transfers	7,934	(4.9)	8,340	(1.6)	8,476
Income from operations	478	(26.0)	646	–	99
Special items	(90)	(11.9)	(7)	97.7	(298)
Operating margin (%)	6.3	(22.2)	8.1	–	1.2
Assets	€4,656	(10.8)	€5,218	(13.7)	€6,048
Return on operational assets (%)	9.7	(15.7)	11.5	–	1.6
Research and development expenses	€240	8.1	€222	12.7	€197
Capital expenditures on tangible and intangible assets	€236	(18.1)	€288	(31.1)	€418

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

2003 Compared with 2002

  Segment Overview

        Compared with 2002, sales to third parties declined €381 million to €7,633 million (volumes 1.9%, portfolio 0.3%, prices -0.1%, currency -6.9%). All divisions were affected by the decline in sales, which was primarily due to negative currency effects and a difficult business environment in some customer industries. In addition, persistent pressure on prices reduced sales in the Performance Chemicals and Coatings divisions.

        Income from operations fell €168 million to €478 million. This was predominantly caused by the weak U.S. dollar and higher raw materials costs which could not be offset fully by price increases. Restructuring measures also reduced income from operations. The implementation of cost-reduction measures and our focus on more profitable products were unable to offset the negative effects on income.

        In 2003, the segment's assets fell by €562 million to €4,656 million. Capital expenditures were considerably lower than the level of depreciation and amortization. We significantly reduced inventories and receivables.

        In 2004, we anticipate a slight increase in sales and a significant improvement in income from operations due to cost-reduction measures.

  Performance Chemicals

        At €3,147 million, sales to third parties were €196 million lower than in 2002 due to currency translation effects (volumes 0%, portfolio 1%, prices -1%, currency -6%).

        Income from operations fell short of the previous year's strong level, both overall and in all business areas with the exception of printing systems. Demand for our products remained generally unsatisfactory due to the difficult economic situation. Because of the decline in the value of the U.S. dollar, our exports to North America (NAFTA) and South America resulted in much lower income in euro terms. Asian currency weakness likewise led to a decline in income from operations, even though we increased sales volumes in the region, especially for textile and leather chemicals.

        In May 2003, we acquired the medium molecular weight polyisobutylenes business – substances employed in chewing gum, adhesives, sealants and films – from ExxonMobil Chemical, United States. Through this acquisition, we have expanded our product range and increased capacity utilization by being able to supply new customers.

        We reduced inventories and receivables.

        In 2004, we expect sales to rise. We also aim to improve income from operations by continuing to lower our fixed costs and by raising margins.

  Coatings

        Sales to third parties in 2003 fell by €122 million to €2,015 million (volumes 5%, prices -2%, currency -9%). The negative currency effect was due to the devaluation of the U.S. dollar, South American currencies and the Japanese yen.

        We increased income from operations compared with the previous year despite the difficult economic situation and the cost of restructuring measures we have initiated, in particular for our industrial coatings business in Europe. We improved our income from automotive coatings despite a decline in automobile production in Europe, NAFTA and Japan. We achieved this success through effective service concepts, which enable us to optimize total coating process costs for our customers and to increase our profits. In refinish coatings, we achieved stable, adequate margins in a stagnating market. In South America, we strengthened our market leadership in decorative paints with our Suvinil® brand.

        We expect increased sales and income from operations in 2004. We are expanding our presence in the growth markets of Eastern Europe and China. In addition, we are restructuring our industrial coatings business and continuing measures to increase efficiency in all regions and business units.

  Functional Polymers

        At €2,471 million, sales to third parties in 2003 were €63 million lower than in 2002 (volumes 0%, prices 3%, currency -6%). The weak U.S. dollar reduced sales in euro terms, in particular in North America (NAFTA) and in South America. In Europe, on the other hand, we posted higher sales.

        Income from operations declined compared with the previous year due primarily to unsatisfactory earnings in the first half of 2003. It was not possible to pass on higher raw material costs quickly and to the full extent by increasing prices. Income declined in particular in our superabsorbents and paper chemicals businesses. Our market development and cost reduction efforts could not offset the decline in income.

        In Nanjing, China, we continued the construction of our second Verbund site in the Asian growth region. Production of acrylic acid and acrylic esters at this site is scheduled to start in 2005.

        We reduced inventories and receivables.

        In 2004, we expect higher sales and an increase in income from operations due to improved margins and lower fixed costs.

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

        In Nanjing, China, we laid the foundation stone for BASF's second Verbund site in the Asian growth region. We expect to start producing acrylic acid and acrylic esters at this site in 2005. In Hamina, Finland, we started operations at a new plant for paper coating binders, which will allow us to supply the important Scandinavian market from production in the region. We also successfully brought our new superabsorbents plant in Antwerp, Belgium, onstream.

Agricultural Products & Nutrition

        The Agricultural Products & Nutrition segment comprises the Agricultural Products division and the Fine Chemicals division. For reporting purposes each division is considered a reportable segment. The following data relate to the divisions.

Agricultural Products

Segment data
(euros in millions)

	2003	% Change from Previous Year	2002	% Change from Previous Year	2001
Sales to third parties	€3,176	7.5	€2,954	(15.1)	€3,478
Intersegmental transfers	24	14.3	21	(30.0)	30
Sales incl. intersegmental transfers	3,200	7.6	2,975	(15.2)	3,508
Income from operations	234	283.6	61	238.9	18
Special items	(60)	(57.9)	(38)	79.1	(182)
Operating margin (%)	7.4	252.4	2.1	320.0	0.5
Assets	€5,523	8.5	€5,092	(20.2)	€6,377
Return on operational assets (%)	4.4	300.0	1.1	266.7	0.3
Research and development expenses	€239	(16.1)	€285	(17.4)	€345
Capital expenditures on tangible and intangible assets	€1,133	–	€88	(32.3)	€130

2003 Compared with 2002

        Sales in 2003 rose €222 million to €3,176 million (volumes 5.7%, portfolio 9.8%, prices 1.0%, currency -9.0%). This increase was due to the successful market introduction of our new fungicide F 500®, the products acquired in March 2003 from Bayer CropScience – comprising the insecticide fipronil and selected fungicides – as well as the improved economic environment in South America. These influences offset negative currency effects from the appreciation of the euro against the U.S. dollar and other currencies.

        In Europe, sales climbed 10% to €1,447 million. Despite higher sales in local currencies – primarily due to the successful launch of new products –, sales in North America declined 6% to €892 million because of the stronger euro. In South America, despite negative currency effects, we increased sales 55% to €520 million thanks to new products and an improved market environment. In Asia, sales decreased 11% to €317 million.

        In 2003, we improved income from operations by €173 million to €234 million. Special items of €60 million from the integration of the business acquired from Bayer CropScience had a negative effect on income. These special items were primarily related to the use of inventory stepped-up to higher market values. Other special charges were offset by the sale of our soil improvement products business to Kanesho Soil Treatment BVBA, Belgium, for €65 million.

        Assets rose by €431 million to €5,523 million – primarily due to the acquisition of the insecticide fipronil and selected fungicides from Bayer CropScience for €1,185 million (including inventories).

        Research and development expenses were reduced by €46 million to €239 million. We achieved this mainly by realizing synergies from the integration of the crop protection business that we acquired in

2000 from American Home Products, United States, for example by closing research sites. As a percentage of sales, research expenses declined to 7.5% from 9.6% in 2002. We have further strengthened our active ingredient research for insecticides and fungicides and have reduced our herbicide research activities because there are fewer opportunities in this market.

        In 2004, we expect sales and income after currency effects to improve in a market that continues to be intensely competitive. The launch of new products will contribute to this improvement, as will the acquired products' full contribution to sales and income.

2002 Compared with 2001

        Sales in the Agricultural Products segment in 2002 were €2,954 million, compared with €3,478 million in 2001 (volumes -12%, prices/currency -3%). Sales volumes declined in particular in North and South America. The negative price and currency effects were due primarily to the weakening of the U.S. dollar against the euro and the devaluation of the Brazilian real.

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

Fine Chemicals

Segment data
(euros in millions)

	2003	% Change from Previous Year	2002	% Change from Previous Year	2001
Sales to third parties	€1,845	(6.3)	€1,970	(0.7)	€1,984
Intersegmental transfers	20	(44.4)	36	24.1	29
Sales incl. intersegmental transfers	1,865	(7.0)	2,006	(0.3)	2,013
Income from operations	125	–	(6)	97.1	(210)
Special items	(8)	93.5	(124)	56.2	(283)
Operating margin (%)	6.8	–	*	–	*
Assets	€1,303	(6.4)	€1,392	(6.5)	€1,488
Return on operational assets (%)	9.3	–	*	–	*
Research and development expenses	€70	(14.6)	€82	5.1	€78
Capital expenditures on tangible and intangible assets	€140	(10.8)	€157	(21.1)	€199

*  negative

2003 Compared with 2002

        Sales to third parties fell €125 million to €1,845 million in 2003 (volumes 2.9%, portfolio 0.2%, prices -0.3%, currency -9.1%). We increased sales of products for animal nutrition (lysine, carotenoids and organic acids) and of water-soluble vitamins for human nutrition, especially vitamin C. Sales of fat-soluble vitamins for animal and human nutrition declined. We achieved higher sales of cosmetic raw materials, while North American sales to the pharmaceuticals industry decreased because of the weak U.S. dollar. In Asia, we were able to increase sales slightly despite negative currency effects.

        Income from operations improved €131 million to €125 million due to a lower level of special charges, which declined from €124 million in 2002 to €8 million in 2003. Higher sales volumes, higher sales prices for lysine and vitamin C, and cost savings from rationalizations in vitamin production and the restructuring of our business in North America also had a positive effect on income from operations.

        Following the dissolution of our long-term cooperation with DSM N.V., the Netherlands, we will pursue business with the feed enzyme phytase independently in the future and plan to build a production plant for this enzyme.

        In 2003, the assets of the Fine Chemicals division declined €89 million to €1,303 million. We reduced inventories and receivables. Amortization of intangible assets continued as planned. Tangible assets grew as a result of capacity expansion for vitamin E and new plants for vitamin B2 and citral.

        We expect sales and income from operations to increase in 2004.

2002 Compared with 2001

        In the Fine Chemicals segment, sales to third parties in 2002 declined 0.7% to €1,970 million (volumes 7%, prices/currency -8%). The animal nutrition business posted higher sales of fat-soluble vitamins as well as enzymes. In human nutrition, sales of carotenoids and caffeine were higher. In both animal and human nutrition, sales of water-soluble vitamins declined. In our business with the pharmaceutical industry, the new area of contract manufacturing showed particularly strong growth. Sales in the cosmetic ingredients product line were affected by slow growth in the cosmetics industry.

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

Oil & Gas

Segment data
(euros in millions)

	2003	% Change from Previous Year	2002	% Change from Previous Year	2001
Sales to third parties	€4,791	14.1	€4,199	(7.0)	€4,516
Thereof natural gas trading	€2,627	20.9	€2,173	(3.5)	€2,251
Intersegmental transfers	498	37.2	363	(12.1)	413
Sales incl. intersegmental transfers	5,289	15.9	4,562	(7.4)	4,929
Royalties	251	19.5	210	(32.7)	312
Sales incl. intersegmental transfers, less royalties	5,038	15.8	4,352	(5.7)	4,617
Income from operations	1,365	12.8	1,210	(7.5)	1,308
Thereof natural gas trading	311	3.3	301	33.2	226
Special Items	0	–	0	–	0
Operating margin (%)	28.5	(1.0)	28.8	(0.7)	29.0
Assets	€3,711	1.7	€3,648	15.8	€3,149
Return on operational assets (%)	37.1	4.2	35.6	(9.0)	39.1
Research and development expenses	€123	8.8	€113	18.9	€95
Capital expenditures on tangible and intangible assets	€323	(64.9)	€920	301.7	€229

2003 Compared with 2002

        Sales to third parties rose €592 million in 2003 to €4,791 million (volumes 13.0%, portfolio 2.2%, prices 0.1%, currency -1.2%). The significant increase in sales volumes and higher prices for crude oil more than offset the negative effects of the weaker U.S. dollar.

        In 2003, sales to third parties in our natural gas trading business rose €454 million compared with the previous year to €2,627 million due mainly to increased volumes. Gas sales volumes from all gas trading companies increased by 20.1% to 286.5 billion kilowatt-hours. On a consolidated basis, gas sales volumes rose to 189.4 billion kilowatt-hours from 153.4 billion in 2002. WINGAS GmbH (BASF share: 65%) again posted growth in Germany that exceeded the market average. Substantial increases were also achieved in Belgium and Great Britain.

        In the future, we plan to expand these activities in cooperation with OAO Gazprom, Russian Federation. Over the medium term, the importance of Russian natural gas for Central and Western Europe will continue to increase because of declining production volumes from the North Sea and projected higher natural gas consumption. We founded subsidiaries in Belgium in 2003 to strengthen our Western European activities, and plan to create a gas marketing company in Great Britain in 2004 together with Norsk Hydro ASA, Norway.

        Exploration and production increased sales to third parties by €138 million compared with 2002 to €2,164 million in 2003. The average price of crude oil (Brent) rose compared with the previous year by $4/barrel to $29/barrel. As a result of the severe weakening of the U.S. dollar against the euro, the price of oil on a euro basis fell by about 3%. We expanded our crude oil and natural gas production by 11.6% to 104 million barrels of oil equivalent. This includes 5.4 million barrels from Clyde Netherlands B.V., the Netherlands, which we acquired in November 2002 and which was included for the full year for the first time in 2003. Without these portfolio measures the increase in exploration would have been 6.6%. We began operating three new fields in the Netherlands and North Africa and expanded production in North Africa following the withdrawal of OPEC production limits. In July 2003, we founded the Achimgaz joint venture with Gazprom. This company will produce natural gas and condensate from the Achimov horizon of the Urengoy field in western Siberia and plans to spend a total of up to $700 million on the project. This will expand our long-standing and established partnership with Gazprom for natural gas trading into exploration and production activities. In October 2003, we acquired a 70% interest in the exploration company OOO Megatron N.V.K., Russian Federation, which owns a block with very promising geological structures in the Caspian region of Russia.

        Income from operations improved by €155 million to €1,365 million in 2003. At €311 million, natural gas trading again reached the strong level of the year 2002, which benefited from unusually good margins, in particular in the first few months of the year. In exploration and production, the expansion of oil and gas production resulted in an increase income of €145 million to €1,054 million in 2003. Income taxes on oil production in North Africa and the Middle East are not deducted from income from operations, but are reported as income taxes (see Note 10 to the Consolidated Financial Statements).

        Assets in the Oil & Gas segment rose €63 million to €3,711 million compared with 2002 due to the continued expansion of our business. Additions to tangible assets mainly involved exploration and production for projects in North Africa, the Netherlands, Argentina and Germany. Exploration activities were conducted at the previous level and were successful at seven of 17 exploratory and expansion holes in 2003.

        In 2003, proved reserves of crude oil remained constant at 76 million metric tons. Due to higher production of crude oil, the reserve-to-production ratio declined to nine years compared with 10 years in 2002. Proved reserves of natural gas increased 2% in 2003 to 65 billion cubic meters. Due to higher production of natural gas, the reserve-to-production ratio declined from 12 years in 2002 to 11 years in 2003.

        In 2004, we expect prices for crude oil to decline in the course of the year and that the U.S. dollar will again weaken somewhat against the euro compared with the average rate in 2003. Although we will be able to expand our market position through increased production of oil and gas and higher volumes in natural gas trading, we anticipate that we will not be able to maintain the strong level of income posted in 2003.

2002 Compared with 2001

        In the Oil & Gas segment, sales to third parties in 2002 declined 7% to €4,199 million from €4,516 million in 2001 (volumes 5.6%, prices/currency -13.1%). A further increase in sales volumes did not result in higher sales, because the effects were offset by the weakening of the U.S. dollar against the euro and lower average prices for natural gas in 2002.

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

LIQUIDITY AND CAPITAL RESOURCES

        The following table sets forth the summarized cash flows of BASF in each of the last three fiscal years:

Statement of cash flow	2003	2002	2001
	(euros in millions)
Net income*	€910	€1,504	€(118)
Depreciation of fixed assets	2,682	2,502	2,933
Changes in net current assets	1,118	(1,033)	(682)
Miscellaneous items	168	(660)	186

Cash provided by operating activities	€4,878	€2,313	€2,319
Additions to tangible and intangible fixed assets	(2,071)	(2,410)	(2,811)
Acquisitions and divestitures, net	(1,394)	(262)	7,043
Financial investments and other items	205	508	(112)

Cash provided by investing activities	€(3,260)	€(2,164)	€4,120
Share repurchase/proceeds from capital increases	(500)	(462)	(1,124)
Changes in financial indebtedness	(2)	1,040	(4,293)
Dividends paid	(857)	(843)	(1,266)

Cash provided by financing activities	€(1,359)	€(265)	€(6,683)
Changes in cash assets affecting liquidity	259	(116)	(244)
Initial cash assets and other changes	222	347	604

Cash and cash equivalents at year end	€481	€231	€360
Marketable securities	147	132	383
Liquid funds	628	363	743

*  Excluding extraordinary income

2003 Compared with 2002

  Cash provided by operating activities

        In 2003, cash provided by operating activities was €2,565 million higher than in 2002, despite significantly lower net income. This was due to cash released from current assets because we significantly reduced inventories and reduced payment terms. In addition, there was an increase in expenses that did not lead to cash outflows, such as depreciation and amortization and additions to provisions. By contrast, in 2002, provisions were reduced through payments and contributions were made to pension funds in the United States.

  Cash used in investing activities

        We spent €2,071 million on additions to tangible and intangible assets. As planned, we reduced them compared with 2002, bringing them significantly below the level of amortization and depreciation on tangible and intangible fixed assets.

        Expenditures for acquisitions totaled €1,480 million. Proceeds from divestures amounted to €86 million. In particular, acquisitions involved the acquisition of the fipronil business from Bayer CropScience and the purchase of Honeywell's engineering plastics business.

        We spent €191 million on financial assets, marketable securities and financial receivables. The sale and disposal of fixed assets and securities of current assets generated proceeds of €396 million. Cash used in investing activities amounted to €3,260 million.

        On a regional basis, capital expenditures on tangible and intangible fixed assets were as follows:

	2003 (%)	2002 (%)
Europe	66	65
North America (NAFTA)	13	12
South America	2	3
Asia, Pacific Area, Africa	19	20

	100	100

        In the Chemicals segment, capital expenditures and acquisitions increased 6.5% compared with the previous year to €527 million in 2003. Major projects included:

  /*/
  Construction of the Verbund site in Nanjing, China, with our partner SINOPEC;

  /*/
  Construction of a C4 complex as part of the Verbund with the steam cracker in Port Arthur, Texas;

  /*/
  Construction of a butanediol plant at the Verbund site in Kuantan, Malaysia;

  /*/
  Acquisition of Callery Chemical from the Mine Safety Appliances Company, United States, to strengthen our business with inorganic specialties; and

  /*/
  Modernization of part of the chloralkali electrolysis plant in Ludwigshafen by conversion to the membrane process.

        In the Plastics segment, capital expenditures and acquisitions in 2003 totaled €539 million. This was a decline of 15.3% compared with the previous year. The largest projects were as follows:

  /*/
  Construction of an ABS plant in Antwerp, Belgium;

  /*/
  Startup of a Styrolux® plant in Altamira, Mexico;

  /*/
  Expansion of production capacity for MDI in Yeosu, South Korea;

  /*/
  Startup of a TDI plant in Yeosu, South Korea;

  /*/
  Acquisition of engineering plastics from Honeywell, United States; and

  /*/
  Acquisition of the nylon 6,6 business from Ticona LLC, United States.

        In the Performance Products segment, capital expenditures and acquisitions in 2003 declined 18.1% to €236 million. The most important investment projects were as follows:

  /*/
  Startup of the methanesulfonic acid plant in Ludwigshafen; and

  /*/
  Construction of plants for acrylic acid and acrylates at the new Verbund site in Nanjing, China.

        In the Agricultural Products & Nutrition segment, we spent €1,273 million on capital expenditures and acquisitions in 2003 compared with €245 million in 2002. Mayor projects incuded:

  /*/
  Acquisition of the insecticide fipronil and selected fungicides from Bayer CropScience in March 2003 for €1,185 million (including inventories);

  /*/
  Construction of a new plant for citral, a precursor for vitamins and fragrances, in Ludwigshafen; and

  /*/
  Completion of a vitamin B2 plant in Gunsan, South Korea.

        In the Oil & Gas segment, we invested €323 million in 2003. At €920 million, investments in 2002 were significantly higher due to the acquisition of Clyde Netherlands B.V., the Netherlands. The majority of the investments in 2003 were made in exploration and production. Key projects were:

  /*/
  Developing new natural gas deposits in the Dutch North Sea;

  /*/
  Optimizing and expanding hydrocarbon production in North Africa; and

  /*/
  Continuing expansion of our Mittelplate offshore oil field in the German North Sea.

  Cash used in financing activities

        Cash used in financing activities in 2003 was €1,359 million. We bought back 13.7 million shares for €500 million at an average price of €36.55 per share.

        We paid out a total of €857 million in dividends and profit transfers in 2003. Dividend payments to shareholders of BASF Aktiengesellschaft for fiscal year 2002 totaled €789 million or €1.40 per share. €68 million in profits was paid or transferred to shareholders of fully or proportionally consolidated companies.

        Financial indebtedness decreased to €3,507 million due to currency translation effects. We issued a €1 billion Euro Benchmark Bond maturing in 2010, taking advantage of the favorable capital market situation to refinance a portion of our short-term debt. Financial indebtedness is discussed in detail in Note 25 to the Consolidated Financial Statements of Item 18.

  Liquid funds

        Total liquid funds at the end of 2003 amounted to €628 million, or 1.9% in terms of total assets.

  Commitments for investments

        In 2004, BASF is planning capital expenditures of €1.9 billion, e.g., below the level of depreciation. Of this amount, 57% is scheduled to be invested in Europe; 10% in North America (NAFTA); 4% in South America; and 29% in the Asia, Pacific Area, Africa region. Major projects by segment include:

  Chemicals segment

  /*/
  Construction of a steam cracker at the new Verbund site currently under construction in Nanjing, China

  /*/
  Plants for oxo alcohols, ethylene oxide and gycol, methylamines, dimethylformamide as well as formic acid and propionic acid at the Verbund site in Nanjing, China

  /*/
  Plants for THF and PolyTHF® in Caojing, China

  Plastics segment

  /*/
  A PBT plant in Kuantan, Malaysia

  /*/
  Construction of production plants for TDI and MDI in Caojing, China

  /*/
  Startup of expanded production capacity for MDI in Yeosu, Korea

  /*/
  Expansion of production capacity for Styropor® in Altamira, Mexico

  Performance Products segment

  /*/
  Plants for acrylic acid and acrylates at the new Verbund site currently under construction in Nanjing, China

  Agricultural Products & Nutrition segment

  /*/
  Expansion of production capacity for carotenoids in Ludwigshafen

  /*/
  Expansion of production capacity for crospovidones (Divergan® and Kollidon® brands) and construction of a plant for Crosspure® F (recyclable filter material for the beverage industry) in Ludwigshafen

  Oil & Gas segment

  /*/
  Pipeline connection to the Mittelplate German offshore oil field

  /*/
  Development of new natural gas reserves in the Dutch North Sea and Argentina

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

  Investing Activities

        We spent €2,410 million on additions to tangible and intangible assets. We thus substantially reduced capital expenditures compared with 2001 as planned.

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

        On a regional basis, capital expenditures on tangible and intangible fixed assets were as follows:

	2002 (%)	2001 (%)
Europe	65	47
North America (NAFTA)	12	23
South America	3	4
Asia, Pacific Area, Africa	20	26

        In the Chemicals segment, capital expenditures and acquisitions declined 46.7% to €495 million in 2002 compared with €929 million in 2001. Major projects included:

        Europe

  /*/
  Modernization of the chloralkali electrolysis plant in Ludwigshafen, Germany, involving conversion to a membrane process

  /*/
  Startup of expanded glyoxal capacity in Ludwigshafen, Germany

  /*/
  Startup of expanded capacity for PolyTHF® (polytetrahydrofuran) in Ludwigshafen, Germany

        North and South America

  /*/
  Construction of a C4-complex downstream of the new steam cracker in Port Arthur, Texas

  /*/
  Startup of the new neopentylglycol plant in Freeport, Texas

        Asia

  /*/
  A plant for producing butanediol at the new Verbund site in Kuantan, Malaysia

        In the Plastics segment, capital expenditures and acquisitions in 2002 totaled €636 million. This corresponds to a decline of 28.6% compared with the previous year. The largest projects were as follows:

        Europe

  /*/
  Startup of the replacement plants for ethyl benzene/styrene in Ludwigshafen, Germany

  /*/
  Completion of a capacity expansion for Ultrason® production in Ludwigshafen, Germany

  /*/
  Startup of expanded Cellasto® production in Lemförde, Germany

  /*/
  Startup of expanded MDI (diphenylmethylane diisocyanate) production capacity in Antwerp, Belgium

  /*/
  Plant for Basotect® in Schwarzheide, Germany

        North and South America

  /*/
  A Styrolux® plant in Altamira, Mexico

  /*/
  Startup of the replacement plant for TDI (toluene diisocyanate) in Geismar, Louisiana

        Asia

  /*/
  A TDI (toluene diisocyanate) plant in Yeosu, Korea

  /*/
  Startup of the new plant for propylene oxide and styrene monomer in Singapore at the ELLBA Eastern (Pte.) Ltd. joint venture with Shell

        In the Performance Products segment, capital expenditures and acquisitions in 2002 declined by 31.1% to €288 million. In 2001 they stood at €418 million. Major investment projects initiated or completed were as follows:

        Europe

  /*/
  Startup of the new plant for the manufacture of superabsorbents in Antwerp, Belgium

  /*/
  Startup of the new plant for paper coating binders in Hamina, Finland

  /*/
  A plant for methanesulfonic acid in Ludwigshafen, Germany

  /*/
  Capacity expansion for triphenylphosphine in Ludwigshafen, Germany

        In the Agricultural Products & Nutrition segment, capital expenditure and acquisitions in 2002 totaled €245 million. This was €104 million less than in the previous year.

        The Agricultural Products division invested a total of €88 million in 2002. Investment was related to optimization projects at various sites. The previously announced acquisition of a package of crop protection products from Bayer CropScience AG is expected to be completed in spring 2003.

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

  Financing activities

        In 2002,cash used in financing activities was €265 million. We bought back 13.1 million shares for €500 million at an average price of €38.20 per share.

        We paid out a total of €843 million in dividends and profit transfers in 2002. Dividend payments to the shareholders of BASF Aktiengesellschaft for fiscal year 2001 totaled €758 million, or €1.30 per share. €85 million in profits was paid or transferred to shareholders in fully or proportionally consolidated companies.

        Financial indebtedness increased due in particular to the issuance of commercial paper by BASF Aktiengesellschaft using the cost-effective CP Markets Internet platform. Financial indebtedness is discussed in detail in Note 25 to the Consolidated Financial Statements of Item 18.

  Liquid funds

        Cash and cash equivalents decreased by €129 million in 2002. Marketable securities declined to €132 million due to the sales made in the past year. Total liquid funds at the end of 2002 amounted to €363 million. Liquid funds as a percentage of total assets was 1.0% and was considerably lower than 2.0% in 2001.

EXCHANGE RATE EXPOSURE AND RISK MANAGEMENT

        BASF conducts its business in many currencies other than the euro. About 58% of BASF's 2003 sales, 55% of 2002 and 2001 sales were to customers in Europe, about 42% of 2003 sales and 45% of 2002 and 2001 sales were to customers outside Europe. Moreover, about 39% of BASF's 2003 sales, 41% of 2002 sales, and about 40% of BASF's 2001 sales were attributable to BASF operations conducted outside Europe.

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

        The effect of exchange rate fluctuations on BASF's income from operations for 2003, 2002 and 2001 is shown in BASF's Consolidated Financial Statements under the line items "Other operating income" and "Other operating expense." See Notes 6 and 7 to the Consolidated Financial Statements

for further information. The net effect of exchange rate fluctuations on BASF's income from operations amounted to a net loss of €31.5 million in 2003, a net loss of €132.5 million in 2002 and a net loss of €62.6 million in 2001. The variance between 2003 and 2002 was primarily due to the weakening of the U.S. dollar and of currencies dependent on the U.S. dollar in Asia, South America and, in particular, in the NAFTA region. The variance between 2002 and 2001 was primarily due to the weakening of the U.S. dollar and the devaluation of the Brazilian real and the Argentine peso.

        In 2003, foreign currency translation adjustments had a negative effect of €642.2 million on stockholders' equity primarily due to the weakening of the U.S. dollar and of currencies dependent on the U.S. dollar in Asia, South America and, in particular, in the NAFTA region. In 2002, foreign currency translation adjustments had a negative effect of €862.0 million on stockholders' equity due to the weakening of the U.S. dollar and the devaluation of the Brazilian real. In 2001, the negative effect of €129.5 million on stockholders' equity was primarily due to the devaluation of the Argentine peso and the deconsolidation of the pharmaceuticals business.

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

        To mitigate the impact of currency exchange rate fluctuations, the exposure to currency risk is assessed on a daily basis. BASF applies a selective hedging strategy – a varying portion of the exposure in each currency is hedged, based on forecasts of the exchange rate development versus the euro.

        In 2003, BASF's hedging transactions have been aimed primarily at minimizing exchange rate risks against the U.S. dollar, the Canadian dollar, the Australian dollar, the British pound, the Mexican peso, the Japanese yen, the Singapore dollar and the Brazilian real. See "Item 11. Quantitative and Qualitative Disclosure About Market Risk" and Note 29 to the Consolidated Financial Statements for further information.

RESEARCH AND DEVELOPMENT

        BASF's research and development activities aim to develop new and improved products, find new applications for existing products and develop more cost-efficient and environmentally sound manufacturing processes.

        BASF spent €1.10 billion on research and development activities in 2003 compared with €1.14 billion in 2002 and €1.17 billion in 2001, not including the expenses of the discontinued pharmaceuticals business. Of the total R&D expenditures the Chemical segment spent 10%, Plastics 13%, Performance Products 22%, Agricultural Products 22%, Fine Chemicals 6%, Oil & Gas 11%, and Others 17%. Excluding the expenditures for Oil and Gas exploration the company spent 58% of the research budget on developing new products and improving existing products. Developing new and improved processes accounted for about 31% of spending, while 11% was spent on discovering new research methods and technologies. Excluding Oil and Gas, BASF spent 88% of its annual research budget in Germany, 5% in other European countries and 7% in North America.

        BASF employs about 7,500 people worldwide in various research and development activities. About 5,500 employees are involved in research and development work in Ludwigshafen, making the facility one of the world's largest research centers in the chemical industry.

        The center in Ludwigshafen and a number of decentralized research sites worldwide, form an efficient network that makes an important contribution to BASF's Verbund approach to integration.

BASF has three main research and development platforms in Ludwigshafen that support the company's global activities. In addition, BASF conducts research activities through about 1,100 cooperative agreements with universities, research institutes and industrial partners in many countries worldwide and through various research joint ventures. Product and market-related development worldwide is conducted in close cooperation with customers and joint-venture partners.

        The biggest share of BASF's research spending is devoted to the area of agriculture and nutrition. The Limburgerhof Agricultural Center in Germany and the research center in Research Triangle Park (RTP) in Raleigh, North Carolina, develop agricultural products, using our network of experimental and research stations around the world. BASF conducts its own plant biotechnology research and is also involved in various biotechnology research joint ventures. The activities are concentrated in BASF Plant Science GmbH, which currently employs about 400 people worldwide.

        In April 2001 BASF Future Business GmbH, a 100% subsidiary of BASF Aktiengesellschaft, was founded with the goal of more quickly developing specific new business areas together with partners both inside and outside the BASF Group. Additionally BASF Venture Capital GmbH, a wholly-owned subsidiary of BASF Future Business GmbH, was established in April 2001. By the year 2005 BASF Venture Capital GmbH intends to invest a total of €100 million in innovative businesses worldwide. Both companies will focus on high-growth markets and future challenges especially in the field of material sciences.

        BASF puts great emphasis on obtaining patents, trademarks, copyrights and designs to protect its investment in research and development and the developed intellectual property. The company seeks the optimum protection for significant product and process developments.

Item 6.    Directors, Senior Management and Employees

        In accordance with the German Stock Corporation Act (Aktiengesetz), BASF Aktiengesellschaft has a Board of Executive Directors (Vorstand) and a Supervisory Board (Aufsichtsrat). The two Boards are separate, and no individual is simultaneously a member of both Boards.

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

        Members of both the Board of Executive Directors and the Supervisory Board owe a duty of loyalty and care to BASF Aktiengesellschaft. In exercising these duties, the applicable standard of care is that of a diligent and prudent business person. Members of both Boards must take into account a broad range of considerations when making decisions, foremost the interests of BASF Aktiengesellschaft, including its shareholders, employees and creditors and, to a certain extent, the interests of society. The members of the Board of Executive Directors and the Supervisory Board are personally liable to BASF Aktiengesellschaft for breaches of their duties of loyalty and care.

BOARD OF EXECUTIVE DIRECTORS

        The number of members of the Board of Executive Directors is determined by the Supervisory Board, subject to a minimum of two members. As of December 31, 2003, BASF Aktiengesellschaft's Board of Executive Directors had eight members. On May 6, 2003 Dr. Jürgen F. Strube and Max Dietrich Kley retired as members of the Board of Executive Directors.

        Pursuant to the Memorandum and Articles of Association of BASF Aktiengesellschaft, any two members of the Board of Executive Directors or one member and the holder of a special power of attorney (Prokura) may bind the company.

        The Board of Executive Directors must report regularly to the Supervisory Board on the current business of BASF Aktiengesellschaft, on the company's business policies and other fundamental matters regarding the future conduct of the company's business, on the company's profitability, particularly on its return on equity, on the risk exposure of the company and the risk management, as well as on any exceptional matters that may arise from time to time. The Supervisory Board is also entitled to request special reports at any time.

        The Supervisory Board appoints members to the Board of Executive Directors for a maximum term of five years. Members of the Board of Executive Directors may be re-appointed or have their terms extended for one or more terms of no more than five years.

        Under certain circumstances, such as a serious breach of duty or a bona fide vote of no confidence by a majority of votes at a shareholders' meeting, a member of the Board of Executive Directors may be removed by the Supervisory Board prior to the expiration of her or his term. A member of the Board of Executive Directors may not deal with or vote on matters relating to proposals, arrangements or contracts between that member and the company.

        The Articles of Association of BASF Aktiengesellschaft require decisions of the Board of Executive Directors to be made by a simple majority unless the law requires a larger majority. In case of a tie, the vote of the chairman of the Board is decisive.

        The following table lists the current members of the Board of Executive Directors, their ages as of December 31, 2003, the years in which they were first appointed to the Board and in which their running term ends and their outside directorships:

Dr. Jürgen Hambrecht

Age: 57	First year appointed: 1997	Year term expires: 2007

Professional career
1976	Joined BASF Aktiengesellschaft's Polymers Laboratory, responsible for polystyrene, styrenic copolymers and polyphenylene ethers

1985	Head of Research and Purchasing at BASF Lacke und Farben AG, Münster, Germany (now BASF Coatings AG)

1990	President, Engineering Plastics division

1995	President, East Asia division based in Hong Kong

1997	Appointed to the Board of Executive Directors

2002	Appointed Chairman of the Board of Executive Directors effective May 6, 2003

Position & Main Areas of Responsibility

        Chairman of the Board of Executive Directors – Legal, Taxes & Insurance, Planning & Controlling, Communications, Investor Relations, Global HR-Executive Management and Development.

Memberships on Supervisory Boards

        Bilfinger + Berger Bauaktiengesellschaft, Frankfurt, Germany

Eggert Voscherau

Age: 60	First year appointed: 1996	Year term expires: 2006

Professional career
1969	Joined BASF

1981	Management position BASF Brasileira S.A., São Paulo, Brazil

1984	Managing Director, BASF Brasileira S.A., São Paulo, Brazil

1987	President, Crop Protection division, Ludwigshafen, Germany

1991	President, North American Consumer Products division (Pharmaceuticals, Crop Protection and Fine Chemicals); in addition, from 1994 president of Latin America North division

1996	Appointed to the Board of Executive Directors

1997	Chairman and Chief Executive Officer of BASF Corporation

2002	Appointed Vice Chairman of the Board of Executive Directors, effective May 6, 2003

Position & Main Areas of Responsibility

        Vice Chairman and Industrial Relations Director, Human Resources, Environment, Safety & Energy, Occupational Medicine & Health Protection, Ludwigshafen Verbund Site, Antwerp Verbund Site, Europe region, BASF Schwarzheide GmbH.

Memberships on Supervisory Boards

        Dresdner Bank Lateinamerika AG, Hamburg, Germany

        Haftpflichtverband der Deutschen Industrie V.a.G., Hanover, Germany (German Industry Liability Association)

        Basell N.V., Hoofddorp, the Netherlands

Dr. Kurt Bock

Age: 45	First year appointed: 2003	Year term expires: 2007

Professional career
1985	Joined BASF Aktiengesellschaft in the Finance Department

1987	Executive Assistant to BASF's Chief Financial Officer

1991	Head of Technology, Director Planning and Controlling, Engineering Plastics division, BASF Aktiengesellschaft

1992	Senior Vice President, Finance, Robert Bosch GmbH, Stuttgart, Germany

1994	Senior Vice President, Finance and Accounting, Robert Bosch GmbH

1996	Managing Director, Robert Bosch Limitada, Campinas, Brazil

1998	Chief Financial Officer, BASF Corporation, Mount Olive, USA

2000	President Logistics and Information Services, BASF Aktiengesellschaft Ludwigshafen

2002	Appointed to the Board of Executive Directors effective January 1, 2003

Position & Main Areas of Responsibility

        Executive Director and Chief Financial Officer – Finance, Logistics, Purchasing, Information Services, Internal Audit, South America region.

Memberships on Supervisory Boards

        Basell N.V., Hoofddorp, the Netherlands

Dr. John Feldmann

Age: 54	First year appointed: 2000	Year term expires: 2004

Professional career
1988	Joined BASF Aktiengesellschaft in product management for detergent additives

1990	Group Leader, Strategic Planning

1993	Vice President, Strategic Planning department

1996	President, South East Asia/Australia regional division, headquartered in Singapore

1999	Head of cross-divisional negotiating teams, Ludwigshafen, Germany

2000	Appointed to the Board of Executive Directors

Position & Main Areas of Responsibility

        Executive Director – Styrenics, Performance Polymers, Polyurethanes, Oil & Gas, Polymer Research.

Memberships on Supervisory Boards

        Basell N.V., Hoofddorp, the Netherlands

Dr. Andreas Kreimeyer

Age: 48	First year appointed: 2003	Year term expires: 2007

Professional career
1986	Joined BASF Aktiengesellschaft's Main Laboratory to work in biotechnical research

1989	Head of biological pilot plant, Main Laboratory

1991	Group Leader Fermentations, Main Laboratory

1993	Assistant to the Chairman of the Board of Executive Directors

1995	Vice President, Regional Development at BASF South East Asia Pte. Singapore

1998	President, Fertilizers division

2000	President, Dispersions division (in 2001 renamed Functional Polymers division)

2003	Appointed to the Board of Executive Directors

Position & Main Areas of Responsibility

        Executive Director – Performance Chemicals, Functional Polymers, Asia.

Klaus Peter Löbbe

Age: 57	First year appointed: 2002	Year term expires: 2006

Professional career
1966	Joined BASF Aktiengesellschaft and initially worked as trainee and product manager

1975	Delegated to BASF Japan Ltd.

1987	Head of Diols Marketing, Intermediates division

1990	Group Vice President, Marketing, Intermediates division

1993	President, Industrial Chemicals division

1996	President, Coatings division and Chairman of the Board of Executive Directors of BASF Coatings AG

2002	Appointed to the Board of Executive Directors and Chairman and Chief Executive Officer of BASF Corporation based in Mount Olive, New Jersey

Position & Main Areas of Responsibility

        Executive Director – Coatings, NAFTA.

Dr. Stefan Marcinowski

Age: 50	First year appointed: 1997	Year term expires: 2007

Professional career
1979	Joined BASF Aktiengesellschaft's Main Laboratory to work in biotechnological research

1986	Assistant to the Chairman of the Board of Executive Directors

1988	Senior Vice President, Public Relations department

1992	Vice-Presidente Executivo, BASF S.A., São Paulo, Brazil

1995	President, Plastic Foams & Reaction Resins division

1997	Appointed to the Board of Executive Directors

Position & Main Areas of Responsibility

        Executive Director and Research Executive Director – Inorganics, Petrochemicals, Intermediates, Chemical Research & Engineering, Corporate Engineering, University Relations & Research Planning.

Peter Oakley

Age: 50	First year appointed: 1998	Year term expires: 2008

Professional career
1977	Joined the Economics Department of BASF Aktiengesellschaft

1980	Financial Controller within the Southeast Asia Regional division

1984	Head of Finance, Administration and Logistics at BASF China Ltd., Hong Kong

1991	Group Vice President of the Crop Protection business in North America, based in Raleigh, North Carolina

1995	President, Crop Protection division

1998	Appointed to the Board of Executive Directors

Position & Main Areas of Responsibility

        Executive Director – Agricultural Products, Fine Chemicals, Specialty Chemicals Research, Plant Biotechnology.

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

        All current shareholder representatives on the Supervisory Board were elected at the Annual Shareholders Meeting on May 6, 2003. The members of the Supervisory Board representing the Company's employees were elected on February 25, 2003 except for Ralf Sikorski who was appointed by the district court of Ludwigshafen on August 7, 2003 as a replacement for Gerhard Zibell.

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

        Supervisory Board members are elected to terms of approximately five years. The terms expire at the end of the Annual Meeting after the fourth fiscal year following the year in which the members were elected. The current terms of all Supervisory Board members expires at the end of the Annual Meeting in 2008. Compensation for Board members is determined by BASF Aktiengesellschaft's Articles of Association.

        To our great sadness, Helmut Werner died on February 6, 2004. On March 2, 2004, the district court of Ludwigshafen appointed Hans Dieter Pörsch, member of the board of directors of Volkswagen AG, to replace Helmut Werner on the Supervisory Board.

        The following table lists the current members of BASF Aktiengesellschaft's Supervisory Board, their respective ages as of December 31, 2003, their principal occupation and the year in which they were first elected or appointed to the Supervisory Board:

Name	Age	Principal Occupation	Year First Elected/Appointed
DR. JÜRGEN F. STRUBE Chairman	64	Retired Chairman of the Board of Executive Directors of BASF Aktiengesellschaft	2003

ROBERT OSWALD(1) Deputy Chairman	48	Chairman of the works council of the Ludwigshafen site of BASF Aktiengesellschaft Chairman of the works council of BASF Group	2000

RALF-GERD BASTIAN(1)	46	Member of the workers council of the Ludwigshafen site of BASF Aktiengesellschaft	2003

WOLFGANG DANIEL(1)	46	Deputy Chairman of the works council of the Ludwigshafen site of BASF Aktiengesellschaft	1996

DR. FRANCOIS DIEDERICH	51	Professor at Zurich Technical University	1998

MICHAEL DIEKMANN	48	Chairman of the Board of Executive Directors of Allianz AG	2003

DR. TESSEN VON HEYDEBRECK	58	Member of the Board of Executive Directors of Deutsche Bank AG	1998

ARTHUR L. KELLY	66	Chief Executive Officer of KEL Enterprises L.P., Chicago, Illinois	2000

ROLF KLEFFMANN(1)	54	Chairman of the works council of Wintershall AG's Barnstorf oil plant	1998

MAX DIETRICH KLEY	63	Retired Deputy Chairman of the Board of Executive Directors of BASF Aktiengesellschaft	2003

DR. RENATE KÖCHER	51	Managing Director of the Institut für Demoskopie Allensbach, Gesellschaft zum Studium der öffentlichen Meinung mbH 200	2003

EVA KRAUT(1)	47	Chairwoman of the works council of BASF IT Services GmbH	2002

ULRICH KÜPPERS(1)	48	Regional Manager of the Mining, Chemical and Energy Industries Union (Industriegewerkschaft, Bergbau, Chemie, Energie) Rhineland Palatinate/Saar region	1994

KONRAD MANTEUFFEL(1)	51	Member of the works council of the Ludwigshafen site of BASF Aktiengesellschaft	1999

DR. KARLHEINZ MESSMER(1)	59	Plant Manager at the Ludwigshafen site of BASF Aktiengesellschaft	1993

DR. HERMANN SCHOLL	68	Chairman of Supervisory Board of Robert Bosch GmbH	1998

RALF SIKORSKI(1)	42	Manager of the Ludwigshafen branch of the Mining, Chemical and Energy Industries Union (Industriegewerkschaft Bergbau, Chemie, Energie)	2003

ROBERT STUDER	65	Retired Chairman of Union Bank of Switzerland	1993

DR. JÜRGEN WALTER(1)	58	Member of the Central Board of Executive Directors of the Mining, Chemical and Energy Industries Union (Industriegewerkschaft Bergbau, Chemie, Energie)	1988

HELMUT WERNER (Passed away on February 6, 2004)	67	Retired Chairman of the Board of Executive Directors of Mercedes-Benz AG	1993

(1)
Employee representative.

        The Supervisory Board has established three committees: the committee for the personal affairs of the members of the Board of Directors (Personalausschuss), the Audit Committee (Prüfungsausschuss) and the Mediation Committee.

        The "Personalausschuss" performs the tasks of a nominating and compensation committee. The committee determines the terms and conditions of employment of the members of the Board of Executive Directors including the level and structure of their remuneration. In addition, the committee makes proposals regarding the appointment of members of the Board of Executive Directors. As of December 31, 2003 the members of this committee are Dr. Jürgen F. Strube, Robert Oswald, Dr. Tessen von Heydebreck and Dr. Jürgen Walter.

        The Audit Committee was established by a resolution of the Supervisory Board in July 2003. The Audit Committee oversees the Company's accounting processes. Based on the independent auditor's report it reviews the Company's annual financial statements and reports to the Supervisory Board for an informed decision of the Supervisory Board whether or not to approve the annual financial statements. The Audit Committee is responsible for dealing with the independent auditors of the Company. In particular, it awards the audit contract to the independent auditor elected at the Annual Shareholders' Meeting, determines the focal points of the audit, as well as the auditors compensation, and approves non-audit services rendered by the independent auditor. As of December 31, 2003 the members of the Audit Committee were Max Dietrich Kley, Dr. Karlheinz Messmer, Dr. Jürgen Walter and Helmut Werner, who passed away on February 6, 2004. All members of the Audit Committee fulfill the independence requirements of the Sarbanes-Oxley Act of 2002 as implemented by the SEC's regulations.

        The Mediation Committee, comprising two members of the Supervisory Board elected by the Shareholders' Meeting and two members of the Supervisory Board elected by the employees. In the event the Supervisory Board cannot reach the two-third majority required to appoint a member of the Board of Executive Directors, the Mediation Committee submits a proposal for the appointment to the Supervisory Board.

Compensation of Directors and Officers

        The aggregate amount of compensation BASF Aktiengesellschaft and its subsidiaries paid during the year ended December 31, 2003, to all members of the Board of Executive Directors and the Supervisory Board, as a group, was €14.1 million. Of this amount, members of the Board of Executive Directors received €11.9 million and members of the Supervisory Board received €2.2 million. The amount of compensation of the Board of Executive Directors includes accrued performance-related bonuses for 2003 of €7.3 million. Additionally, the pro rata value of stock options granted to the members of the Board of Executive Directors in 2003 amounted to €3.9 million.

        The total compensation BASF Aktiengesellschaft and its subsidiaries paid during the year ended December 31, 2003, to former members of the Board of Executive Directors and their beneficiaries was €6.7 million. As of December 31, provision of pensions and similar benefits to former members of the Board of Executive Directors and their beneficiaries totaled €58.1 million. No loans were extended to the members of the Supervisory Board or the Board of Executive Directors.

        Pursuant to its Articles of Association, BASF Aktiengesellschaft grants each Supervisory Board member a fixed annual payment of €25,000 and additional compensation based on dividends paid to BASF Aktiengesellschaft shareholders. This latter amount is €3,500 for each €0.05 by which the dividend paid to the shareholders by BASF Aktiengesellschaft exceeds €0.30. For the year ended December 31, 2003 the additional compensation based on the dividends amount is €77,000 The chairman of the Supervisory Board receives a payment of twice and a deputy chairman receives a payment of 1.5 times these amounts. BASF Aktiengesellschaft further grants the members of the Supervisory Board a fee of €500 for attending a meeting of the Supervisory Board or one of its committees to which they belong and reimburses each Supervisory Board member for applicable out-of-pocket expenses and value added tax. Each member of the Audit Committee further receives a fixed annual payment of €25,000 for such membership. The chairman of the Audit Committee receives twice and a deputy chairman receives 1.5 times this further amount.

        Pursuant to BASF's stock option program, each member of the Board of Executive Directors is entitled to receive options on BASF Shares corresponding to 10 to 30% of the Board member's individual performance-related bonus. See "Item 6. Directors, Senior Management and Employees – BASF Stock Option Program (BOP)" for further details on the number of options granted and on the terms and conditions of the options' rights.

        Directors' service contracts with BASF or with any of its subsidiaries do not include benefits which are provided upon termination of employment.

Share Ownership by Members of the Board of Executive Directors and the Supervisory Board

        No member of the Board of Executive Directors or the Supervisory Board beneficially owns 1% or more of the outstanding BASF Shares.

EMPLOYEES

        As of December 31, 2003, BASF employed a workforce of 87,159 worldwide, which represents a decline of approximately 2.5% from the end of 2002, largely related to the implementation of our restructuring program. About 56.2% of the workforce is based in Germany. Expenditures for salaries and wages totaled €4,654 million in 2003, down from €4,751 million in 2002. For further information, see Note 12 to the Consolidated Financial Statements included in Item 18.

        The following table details BASF's workforce on a regional basis as of December 31, 2003, 2002 and 2001.

	2003	2002	2001
Europe	60,541	62,103	63,339
Thereof Germany	48,997	50,320	50,939
North America	12,494	13,331	14,531
South America	4,976	5,097	5,749
Asia, Pacific Area, Africa	9,148	8,858	8,926

Total	87,159	89,389	92,545

        As of December 31, 2003, BASF Aktiengesellschaft employed 37,054 people mainly at its headquarters in Ludwigshafen, Germany, compared with 38,361 people as of December 31, 2002.

        Many of BASF's employees who are not considered management in Germany are members of labor unions. The main part of these union members belong to the Mining, Chemical and Energy Industries Union (Industriegewerkschaft Bergbau, Chemie, Energie). None of BASF's sites in Germany is operated on a "closed shop" basis, meaning that employees are not required to join a union. In Germany, collective bargaining agreements for employees below management level are generally negotiated between the association of employers within a particular industry and the respective unions.

        In addition, under German law, employees elect a works council (Betriebsrat) that participates in determining company site policy, especially with regard to certain voluntary compensation matters and benefits.

        The most recent collective bargaining agreement for employees in Germany represented by labor unions, which covers most of BASF's employees in Germany, was signed in May 2003 with a term of 13 months.

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

Agreements at the Ludwigshafen site and restructuring at BASF Corporation

        In September 2003, BASF management and employee representatives of BASF's Ludwigshafen site reached an agreement calling for continued workforce reductions that will be achieved through socially responsible measures. Similar agreements have been in place since 1997. A number of measures – voluntary severance offers to employees whose jobs have become redundant, voluntary retirement incentives such as part-time contracts for those approaching retirement (2,020 contracts signed within the year 2003), increased internal job-market flexibility – will help reduce the workforce without enforced redundancies while at the same time allowing younger employees to be hired. In 2003, provisions of €146 million were made to cover severance payments.

        We are applying a two-phase restructuring program to our North American business with the aim of reducing annual costs by at least $250 million by 2006. Phase one of the program focuses on improving the efficiency and effectiveness of our service and functional units. Functions such as Information Technology, Communications, Human Resources, Finance, Legal and Taxes have already been restructured; the optimization of the remaining service units is proceeding according to plan and is scheduled for completion in 2004. The first phase of restructuring involves a workforce reduction of approximately 1,000 positions. In phase two of the program, we will focus on further optimizing our business and site portfolio.

BASF Stock Option Program (BOP)

        The BASF Stock Option Program (BOP) is offered to the Board of Executive Directors and currently approximately 1,000 of BASF's senior executives. Approximately 80% of the eligible senior executives opted to participate in the program. The program became effective on April 30, 1999, after BASF's shareholders approved a conditional capital increase for the program at the Annual Meeting on April 29, 1999. At the Annual Meeting on April 26, 2001 the shareholders approved a new conditional capital increase to incorporate certain changes to the BOP effective as of 2001.

        An executive participating in the BOP receives four option rights for each BASF Share held by such executive for the purpose of taking part in the BOP (the "BOP Shares"). The number of BOP Shares eligible for the BOP is determined by an amount representing 10 to 30% of the executive's annual variable compensation and by the relevant "market price" of BASF Shares, which is the volume weighted average of the prices quoted in the Xetra® electronic trading system of Deutsche Börse AG on the day after the Annual Meeting (the "BOP Share Price"). In 2003, the BOP Share Price was €38.94 (2002: €46.70, 2001: €47.87). Annual variable compensation for a member of the Board of Executive Directors is determined by the Supervisory Board pursuant to the terms of the executive director's employment agreement with BASF. Annual variable compensation for any other senior executive is determined by such senior executive's superiors pursuant to rules established by the Board of Executive Directors, and is based on BASF's performance and individual's target agreement.

        Option rights granted in 1999 and 2000 may not be exercised prior to three years after the grant date. They expire 15 days after the sixth Annual Meeting of BASF Aktiengesellschaft following the grant date. Option rights granted since 2001 may not be exercised prior to July 1 two years after the granting. Option rights granted in 2001 expire 15 days after the eighth Annual Meeting of BASF Aktiengesellschaft following the grant date. Option rights granted in 2003 (2002) expire on June 30, 2011 (2010).

        Each option right entitles the holder to two subscription rights. The first subscription right permits participants to a cash settlement, based on the difference between the BASF Share price on the exercise date and the BOP Share price, provided that the market price of BASF Shares on the exercise date is more than 30% higher than the BOP Share Price. The second subscription right permits participants to a cash settlement, provided that the BASF Share outperforms the benchmark index. For options granted in 1999 and 2000 the benchmark index is the DOW Jones EURO STOXXSM Total Return Index – and for options granted since 2001 the benchmark index is the Dow Jones Global Chemicals Total Return Index. The cash settlement amount is equal to the relevant BOP Share Price multiplied by twice the percentage by which BASF Shares have outperformed the benchmark index since the date of issue of the relevant right.

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

        For details about the number of stock options granted see the table below:

	2003	2002	2001
Stock options outstanding as of January 1	3,252,444	3,092,732	2,057,003
Stock options granted	1,413,816	837,280	1,133,204
Thereof to members of the Board of Executive Directors	116,612	107,980	137,060
Option rights lapsed(1)	78,480	67,700	97,475
Option rights exercised	753,821	609,868	–

Stock options outstanding as of December 31	3,833,959	3,252,444	3,092,732

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

        In 2002 most companies improved the employee share purchase program. The first block of 10 shares purchased in any year now attracts one free incentive share in each of the following 10 years. In addition, all employees with permanent contracts were offered five free shares (which must be held for ten years). As a result, 82% of the eligible employees currently hold shares in the company.

	2003	2002	2001
Number of BASF Shares held under the program as of January 1	1,624,460	1,130,680	745,840
Number of BASF Shares purchased under the program	584,490	535,500	434,800
Maximum amount of free shares granted	391,065	380,775	217,400
Shares expired	117,550	41,720	49,960
Number of BASF Shares held under the program as of December 31	2,091,400	1,624,460	1,130,680

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

Item 7.    Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

        The capital stock of BASF Aktiengesellschaft consists of ordinary shares with no par value (Stückaktien) that are issued only in bearer form ("BASF Shares"). As of December 31, 2003, BASF Aktiengesellschaft had an aggregate of 558,861,410 ordinary shares outstanding. Thereof 2,218,000 are repurchased shares intended to be cancelled. The outstanding number of shares as disclosed in the financial statements is 556,643,410. Because the holders of BASF Shares are not registered with BASF Aktiengesellschaft or any other organization, BASF Aktiengesellschaft generally cannot determine who its shareholders are or how many shares a particular shareholder owns. Notwithstanding the foregoing, based on its most recent survey, BASF Aktiengesellschaft believes that, as of January 09, 2004, approximately 13.8% of the BASF Shares were held by shareholders in the United States.

        Allianz Aktiengesellschaft has notified BASF that on August 12, 2003 the share of the BASF Shares directly or indirectly held by Allianz Aktiengesellschaft has fallen below the limit of 5% and at December 31, 2003 amounted to 2.7% of the BASF Shares.

        To its knowledge, BASF Aktiengesellschaft is not owned or controlled directly or indirectly by any corporation, foreign government or any person, jointly or severally.

RELATED PARTY TRANSACTIONS

        The existing loans between BASF and affiliated and associated companies and participating interests as of December 31, 2003 are shown in Note 15 to the Consolidated Financial Statements included in Item 18. There are no loans outstanding to members of the Supervisory Board or the Board of Executive Directors.

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

CONSOLIDATED FINANCIAL STATEMENTS

        See "Item 18. Financial Statements."

EXPORT SALES

        BASF manufactures products mainly in Europe (primarily Germany), North America, and to an increasing extent in Asia. BASF's products are then sold in markets worldwide. Therefore, a large share of BASF's products are manufactured in Germany and exported for sale in Asia and to a lesser extent in South America. The following table sets forth BASF's primary exports:

Region	Regional Sales	Produced in Region	Regional Exports (Imports)
	(euros in millions)
Europe	19,120	20,372	1,252
Thereof Germany	7,073	14,070	6,997
North America	7,163	7,214	51
South America	1,765	1,472	(293)
Asia, Pacific Area, Africa	5,313	4,303	(1,010)

Total	33,361	33,361	0

LEGAL PROCEEDINGS

Antitrust Claims Relating to Vitamins

        In 1999 and in 2000, BASF Aktiengesellschaft as well as BASF Australia Ltd. entered into agreements with the United States Department of Justice, the Canadian Competition Bureau and the Australian Department of Justice by which BASF Aktiengesellschaft and BASF Australia Ltd. agreed to plead guilty to certain violations of antitrust laws relating to the sale of vitamin products in respective countries. The relevant courts accepted the guilty pleas. On November 21, 2001, the European Commission imposed a fine of €296.2 million against BASF Aktiengesellschaft. BASF has appealed this decision. Further proceedings are still pending in Brazil, Korea and Australia.

        All lawsuits in the U.S. in connection with said antitrust law violations filed by direct customers that purchased vitamins in the U.S. have been settled.

        State court class actions on behalf of indirect purchasers have been filed separately in approximately 28 states. In October 2000, class actions in 24 of these states, as well as related claims by various state government entities, were settled with terms calling for the vitamin manufacturers to pay, after a reduction to reflect nonparticipation of certain claimants of approximately $340 million. BASF Aktiengesellschaft will be obligated to pay approximately $83 million of the total amount. The settlements have been finally approved by the respective state courts and partially fulfilled. Certain of indirect purchasers plaintiffs who did not wish to participate in these settlement or were not eligible to do so have filed suits. Certain of those suits have been settled. Certain other suits by indirect purchasers are still pending. Further claims for damages have been filed in Canada, Germany, France and Australia.

        For these antitrust proceedings the company has established provisions for the costs that it can currently anticipate in excess of the amounts agreed upon and paid. BASF does not believe, that additional charges relating to these proceedings will have a substantial impact on the profitability of the company.

        BASF Aktiengesellschaft has been named as a defendant in Empagran S.A. v. F. Hoffman-LaRoche, Ltd., et al., a federal class action filed in the U.S. District Court for the District of Columbia purportedly on behalf of all persons who purchased vitamins from the defendants outside the United States between January 1, 1988 and February 1999. The Empagran complaint alleges that the plaintiffs were overcharged on their vitamins purchases as the result of a worldwide conspiracy among the defendants to fix vitamin prices. By decision dated June 7, 2001, the District Court for the District of Columbia dismissed the Empagran complaint for lack of subject matter jurisdiction. On January 17, 2003, a divided panel of the United States Court of Appeals for the District of Columbia Circuit reversed the District Court's ruling. The Court of Appeals held that the United States antitrust laws permit the assertion of federal subject matter jurisdiction over claims by foreign purchasers based on purchases made and purported damages felt outside the United States. The defendants named in Empagran, including BASF Aktiengesellschaft, filed a timely petition for rehearing by the full Court of Appeals, but that Court (by a 4-3 vote, with two judges abstaining) declined on September 11, 2003, to rehear the panel's decision. As a result, the named defendants (including BASF Aktiengesellschaft) filed a petition for certiorari seeking review of the Court of Appeals' decision, which the United States Supreme Court granted on December 15, 2003. The Supreme Court will likely argue the case in spring 2004. A decision is anticipated by June 30, 2004.

        If the Supreme Court reverses the Court of Appeals' decision and remands the case for dismissal on subject matter jurisdiction grounds, the proceedings would be terminated and the case dismissed. If, on the other hand, the Supreme Court upholds the Court of Appeals' decision, then BASF Aktiengesellschaft will vigorously defend the case at each stage of the proceedings, including personal jurisdiction, venue, attempted certification of a world wide class, number of liability issues and purported damages in various countries. An ultimate finding against BASF Aktiengesellschaft could cause considerable financial charges.

Synthroid®-Related Claims

        This proceeding concerned class action lawsuits against Knoll Pharmaceutical Company (KPC) of BASF's Pharmaceutical business, discontinued in 2001. The lawsuits challenged Knoll's delaying the publication of a study comparing Synthroid® to certain branded and generic products. Final approval of a proposed settlement of 1997 was not granted. KPC subsequently negotiated a new proposed settlement with consumers and third-party payors providing for a payment of $25.5 million in addition to the $98 million paid into escrow in late 1997 (plus the accrued interest thereon). The United States District Court of Chicago granted final approval of the new proposed settlement on August 4, 2000. A number of appeals have been filed. On August 31, 2001, the United States Court of Appeals granted final confirmation of the settlement. The only issue outstanding before payment can be made is the possible appeal of consumer class counsels' litigation costs and expenses.

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

Additional Proceedings

        The Supreme Court of Minnesota in its decision dated February 19, 2004 upheld the verdict of the appelate court against BASF Corporation regarding payment of damages in an amount of $52 million. The court held that the sale of the plant protection products Poast® and Poast Plus® at different sales prices violated consumer protection laws. BASF believes that different sales prices are justified because the products are based on different patents and product registrations. BASF examines a petition seaking review of the decision by the U.S. Supreme Court.

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

        Since all BASF Shares are in bearer form, dividends are either remitted to the custodian bank on behalf of the stockholder, generally within two days following the Annual Meeting, or, in the case of stockholders personally possessing certificates, available immediately following the Annual Meeting upon submission of the dividend coupon therefor at the offices of BASF Aktiengesellschaft in Ludwigshafen, Germany, or the offices of BASF Aktiengesellschaft's appointed paying agents. Record holders of BASF's American Depositary Receipts (ADRs) on the dividend record date will be entitled to receive payment of the dividend less withholding tax of 15% in respect of the year for which it is declared. See "Item 10. Additional Information" for further information. Cash dividends payable to ADR holders will be paid to the Bank of New York, as depositary, in euros and, subject to certain exceptions, will be converted by the depositary into U.S. dollars. The amount of dividends received by holders of ADRs may be affected by fluctuations in exchange rates. See "Item 3 – Exchange Rate Information" for further information.

        BASF Aktiengesellschaft expects to continue to pay dividends, although there can be no assurance as to the particular amounts that would be paid from year to year. The payment of future dividends will depend on BASF's financial condition. See "Item 5. Operating and Financial Review and Prospects."

SIGNIFICANT CHANGES

        Except as otherwise disclosed in this Annual Report, there has been no material change in the financial position of BASF Aktiengesellschaft since December 31, 2003.

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

	Price per BASF Share		DAX
	High	Low	High	Low
Quarterly highs and lows
1999
First Quarter	€34.35	€30.19	5,443.62	4,678.72
Second Quarter	€42.60	€34.50	5,492.36	4,845.45
Third Quarter	€45.00	€39.70	5,655.30	4,999.24
Fourth Quarter	€52.20	€39.50	6,958.14	5,156.28
2000
First Quarter	€51.80	€42.15	8,064.97	6,474.92
Second Quarter	€49.75	€40.01	7,555.92	6,834.88
Third Quarter	€45.55	€39.55	7,480.14	6,682.92
Fourth Quarter	€48.45	€40.15	7,136.30	6,200.71
2001
First Quarter	€50.45	€42.80	6,795.14	5,388.02
Second Quarter	€49.83	€43.60	6,278.90	5,553.46
Third Quarter	€47.70	€31.00	6,109.50	3,787.23
Fourth Quarter	€44.10	€37.21	5,271.29	4,239.97
2002
First Quarter	€47.56	€40.75	5,462.55	4,745.58
Second Quarter	€49.80	€44.05	5,343.88	4,099.05
Third Quarter	€47.70	€35.90	4,483.03	2,769.03
Fourth Quarter	€40.79	€32.90	3,380.20	2,597.88
2003
First Quarter	€39.25	€28.41	3,157.25	2,202.96
Second Quarter	€40.53	€33.81	3,304.15	2,450.19
Third Quarter	€43.05	€36.52	3,668.67	3,146.55
Fourth Quarter	€44.58	€37.55	3,965.16	3,276.64

	High	Low
Monthly highs and lows of the last six months(1)
2003
September	€43.05	€37.70
October	€40.28	€37.55
November	€42.63	€39.98
December	€44.58	€42.00
2004
January	€45.63	€44.39
February	€44.48	€41.61

(1)
Effective January 2, 2001 the Frankfurt Stock Exchange no longer determines official daily quotes for odd-lot trades (Kassakurse). As of this date the stock price information provided above is based on Xetra, the integrated computerized trading system through which the Frankfurt Stock Exchange conducts trading in equity securities.

Trading on the New York Stock Exchange

        The following table sets forth, for the period indicated, the high and low sales price per BASF ADR, as reported on the New York Stock Exchange Composite Tape:

	High		Low
2003
September	USD	47.00	USD	43.40
October	USD	47.14	USD	44.24
November	USD	49.80	USD	46.00
December	USD	55.75	USD	50.99
2004
January	USD	58.15	USD	55.60
February	USD	55.63	USD	52.19

Item 10.    Additional Information

ARTICLES OF ASSOCIATION

        BASF incorporates herein all information regarding its Articles of Association by reference to its Registration Statement on Form 20-F (File No. 1-15909), as filed with the Securities and Exchange Commission on May 25, 2000.

Acquisition of BASF Shares by BASF Aktiengesellschaft

        Under the German Stock Corporation Act, a stock corporation may acquire its own shares in a limited number of exceptional cases, including if so authorized by a shareholder resolution adopted at a General Shareholders' Meeting. At the Annual Meetings of BASF Aktiengesellschaft held on April 30, 2002 and May 6, 2003 the shareholders authorized the Board of Executive Directors to buy back BASF Shares representing up to 10% of BASF Aktiengesellschaft's outstanding share capital. The Board of Executive Directors may either cancel the repurchased shares, reducing the company's outstanding share capital, reissue the shares subject to a further resolution adopted at an Annual Meeting, use the shares to service option rights granted to participants of the BASF Stock Option Program, or with the approval of the Supervisory Board, use the shares for the acquisition of companies, parts of companies or holdings in companies in return for the transfer of BASF shares. In 2003, BASF Aktiengesellschaft had bought 13,673,000 BASF Shares, or approximately 2.4% of the then outstanding BASF Shares. The Board of Executive Directors has cancelled 11,455,000 of these repurchased BASF Shares, reducing the company's outstanding share capital. On December 16, 2003, the Board of Executive Directors also decided to cancel the remaining 2,218,000 repurchased BASF Shares.

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

Taxation of Dividends

        Under U.S. federal income tax law, Eligible U.S. Holders are generally required to include in their gross income, as dividend income from a qualified foreign corporation, the gross amount of any distribution paid from the current or accumulated earnings and profits of BASF (as determined under U.S. federal income tax principles). The amount of dividend income for U.S. federal income tax purposes is not reduced by German taxes withheld from a dividend distribution in respect of the ADSs or BASF Shares. Beginning in 2003, Eligible U.S. holders are entitled to treat the income from such distributions as "qualified dividend income" that would increase their net capital gain. Eligible U.S. Holders that are corporations will not be entitled to the dividends-received deduction with respect to such distributions.

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

        The portion of the German income tax withheld that cannot be refunded under the Income Tax Treaty may be claimed either as a foreign tax credit against the U.S. federal income tax liability of an Eligible U.S. Holder or as a deduction in computing taxable income. For U.S. foreign tax credit purposes, dividends received in respect of the ADSs or BASF Shares generally will be treated as passive income (or, in some circumstances, financial services income) derived from sources outside the United States. The rules and limitations relating to foreign tax credits are complex, and Eligible U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits and the application of the foreign tax credit limitations to their particular situations. Beginning in 2003, adjustments to these calculations may be required in the case of dividend income treated as "qualified dividend income."

        To illustrate the foregoing, for each $100 gross amount of dividend paid by BASF in 2003 to an Eligible U.S. Holder, $21.10 of German tax would be withheld, of which $6.10 would be refundable. For U.S. federal income tax purposes, the U.S. Holder would report dividend income of $100 (to the extent paid out of current and accumulated earnings and profits) and foreign taxes paid of $15, for purposes of calculating the Foreign Tax Credit or the deduction for taxes paid.

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

        Individual claims for refund have to be made on a special German claim form that must be filed with the German Federal Tax Authority at Bundesamt für Finanzen, Friedhofstrasse 1, 53221 Bonn, Germany. The German claim-for-refund form may be obtained from the German Federal Tax Authority at the same address where applications are filed, or from the Embassy of the Federal Republic of Germany at 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998. Forms can also be obtained from the Office of the Assistant Commissioner (International), Internal Revenue Service, 950 L'Enfant Plaza South, SW, Washington, D.C. 20024, Attention: Taxpayer Service Division.

        As part of the individual refund claim, an Eligible U.S. Holder must submit to the German Federal Tax Authority the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, and an official certification on IRS Form 6166 of such Eligible U.S. Holder's last filed U.S. federal income tax return. IRS Form 6166 may be obtained by sending a request to the Internal Revenue Service Center, Foreign Certification Request, P.O. Box 16347, Philadelphia, P.A. 19114-0447. Requests for certification are to be made in writing and must include the Eligible U.S. Holder's name, mailing address and social security or employer identification number, the form number for the relevant U.S. federal income tax return and the tax period for which the certification is requested.

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

Gift and Inheritance Taxes – German Taxation

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

DOCUMENTS ON DISPLAY

        BASF is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, BASF files reports and other information with the Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 233 Broad Street, New York, N.Y. 10279. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. BASF's Annual Report and some of the other information submitted by BASF to the Commission may be accessed through this web site. In addition, material filed by BASF can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, N.Y. 10005.

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

        Where derivatives have a positive market value, BASF is exposed to credit risks in the event of non-performance by their counterparties. The credit risk is minimized by exclusively trading contracts with major credit worthy counterparties.

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

INTEREST RATE RISK MANAGEMENT

        BASF employs interest rate sensitive financial instruments to manage the liquidity and cash needs of its operations. Financial liabilities consist of bank loans (26% of financial liabilities), which BASF group companies worldwide took from numerous local banks in their various home currencies. Additionally, BASF has two fixed rate euro bonds outstanding (64% of financial liabilities), as well as a number of variable and fixed-rate U.S. dollar-bonds denominated infrastructure and environmental bonds with a preferred tax status in the United States (8% of financial liabilities). The remaining debt consists of a number of other bonds or commercial paper (2% of financial liabilities).

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

        The following information on debt is presented in euro equivalents, which is BASF's reporting currency:

Principal (Notional) Amount Interest Rate – December 31, 2002

	Expected Maturity Date (euros in millions)
								Fair Value December 31, 2002
	2003	2004	2005	2006	2007	There- after	Total
Debt, including current portion
U.S. dollar (USD)
Fixed rate	784.7	13.3				50.5	848.5	848.5
Weighted avg. interest rate (fixed)	3.7%	9.0%				3.1%
Variable rate	119.9	31.4	10.5			275.2	437.0	437.0
Interest rate (variable)	2.6%	2.9%	2.9%			1.3%

Subtotal							1,285.5	1,285.5
Euro (EUR)
Fixed rate	501.2	0.9	1,250.7	0.8	0.8	13.5	1,767.9	1,874.2
Weighted avg. interest rate (fixed)	3.5%	3.1%	5.7%	2.3%	2.3%	3.6%
Variable rate	45.8	14.6	14.6	14.0	14.0	39.0	142.0	142.0
Interest rate (variable)	4.8%	4.9%	4.9%	5.0%	5.0%	5.0%

Subtotal							1,909.9	2,016.2
Chinese renminbi (CNY)
Fixed rate	52.0						52.0	52.0
Weighted avg. interest rate (fixed)	4.6%
Variable rate
Interest rate (variable)

Subtotal							52.0	52.0
Other currencies
Fixed rate	81.9	20.2	9.0	22.7	0.4		134.2	134.2
Weighted avg. interest rate (fixed)	10.8%	10.8%	8.5%	5.3%	3.6%
Variable rate	228.3				0.5		228.8	228.8
Interest rate (variable)	4.2%				2.1%		363.0	363.0

Subtotal

Total							3,610.4	3,716.7

Principal (Notional) Amount Interest Rate – December 31, 2003

	Expected Maturity Date (euros in millions)
								Fair Value December 31, 2003
	2004	2005	2006	2007	2008	There- after	Total
Debt, including current portion
U.S. dollar (USD)
Fixed rate	92.8	23.8				13.4	130.0	132.2
Weighted avg. interest rate (fixed)	5.59%	3.33%				6.56%
Variable rate	145.4	125.8				275.8	547.1	547.1
Interest rate (variable)	1.41%	1.92%				1.29%

Subtotal	238.2	149.6				289.2	677.0	679.2
Euro (EUR)
Fixed rate	20.0	1,251.6	0.7	0.7	0.7	1,010.1	2,283.8	2,358.9
Weighted avg. interest rate (fixed)	5.46%	5.75%	4.08%	4.07%	4.06%	3.50%
Variable rate	28.5	40.0	19.0	18.7	14.0	49.0	169.2	169.2
Interest rate (variable)	2.34%	2.94%	2.87%	2.87%	3.00%	3.00%

Subtotal	48.5	1,291.6	19.7	19.4	14.7	1,059.1	2,453.0	2,528.1
Chinese renminbi (CNY)
Fixed rate	20.3						20.3	20.3
Weighted avg. interest rate (fixed)	3.67%
Variable rate		118.3					118.3	118.3
Interest rate (variable)		5.18%

Subtotal	20.3	118.3					138.6	138.6
Other currencies
Fixed rate	74.5	21.4	2.8	2.6	6.5		107.8	107.8
Weighted avg. interest rate (fixed)	9.25%	5.73%	8.67%	8.51%	4.32%
Variable rate	130.3						130.3	130.3
Interest rate (variable)	4.36%

Subtotal	204.8	21.4	2.8	2.6	6.5		238.1	238.1

Total							3,506.7	3,584.0

        The following information on derivatives is presented in euro equivalents, which is BASF's reporting currency. The instruments' actual cash flows are denominated in the currencies noted parenthetically.

Interest Rate Swaps – December 31, 2002

	Expected Maturity Date (notional amount, euros in millions)
								Fair Value December 31, 2002
	2003	2004	2005	2006	2007	There- after	Total amount
Euro (EUR)
Payer swap						90	90	(8.99)
Weighted to average pay rate (fixed)						5.9%
Weighted average receive rate (variable)						4.2%

Interest Rate Swaps – December 31, 2003

	Expected Maturity Date (notional amount, euros in millions)
								Fair Value December 31, 2003
	2004	2005	2006	2007	2008	There- after	Total
Euro (EUR)
Payer swap						83	83	(8.09)
Weighted to average pay rate (fixed)						5.9%
Weighted average receive rate (variable)						2.2%
U.S. dollar (USD)
Payer swap		22					22	(0.11)
Weighted to average pay rate (fixed)		2.2%
Weighted average receive rate (variable)		1.2%

        The total volume of interest rate swaps increased from €90 million in 2002 to €105 million in 2003 due to an additional transaction. The total fair value of the interest rate swaps increased from €(8.99) million to €(8.20) million.

Combined Interest Rate and Cross Currency Swaps – December 31, 2002

	Expected Maturity Date (notional amounts, euros in millions)
											Fair Value December 31, 2002
	2003	2004	2005		2006	2007		There- after		Total amount
U.S. dollar (USD)/euro (EUR)
Amount payable on maturity (USD)	96		143			86				325
Amount receivable on maturity (EUR)	117		150			99				366	42.78
Weighted average pay rate (variable, USD)	2.4%		1.6%			3.9%
Weighted average receive rate (variable, EUR)	3.7%		3.1%			4.4%
Amount payable on maturity (USD)	524	381	342		343	381		191		2,162
Amount receivable on maturity (EUR)	532	407	338	(2)	345	419		210		2,251	(141.55)
Weighted average pay rate (fixed, USD)	6.3%	6.7%	8.1%		7.0%	7.6%		7.8%
Weighted average receive rate (variable, EUR)	3.6%	3.7%	3.7%		4.1%	3.5%		3.6%
Amount payable on maturity (USD)								35		35
Amount receivable on maturity (EUR)								38		38	(3.81)
Weighted average pay rate (fixed, USD)								n.a.	(1)
Weighted average receive rate (fixed, EUR)								n.a.	(1)
Japanese yen (JPY)/euro (EUR)
Amount payable on maturity (JPY)	26	4								30
Amount receivable on maturity (EUR)	34	4								38	8.32
Weighted average pay rate (fixed, JPY)	1.3%	0.7%
Weighted average receive rate (variable, EUR)	4.1%	3.6%
U.S. dollar (USD)/Korean won (KRW)
Amount payable on maturity (KRW)	114	100	93							307	(16.65)
Amount receivable on maturity (USD)	96	86	86							268
Weighted average pay rate (fixed, KRW)	8.1%	6.0%	6.0%
Weighted average receive rate (variable USD)	1.5%	2.4%	3.5%
U.S. dollar (USD)/Korean won (KRW)
Amount payable on maturity (KRW)						58				58	(5.19)
Amount receivable on maturity (USD)						48				48
Weighted average pay rate (fixed, KRW)						6.9%	(3)
Weighted average receive rate (fixed USD)						5.4%	(3)

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

Combined Interest Rate and Cross Currency Swaps – December 31, 2003

	Expected Maturity Date (notional amounts, euros in millions)
											Fair Value December 31, 2003
	2004		2005		2006	2007		2008	There- after	Total amount
U.S. dollar (USD)/euro (EUR)
Amount payable on maturity (USD)			119		40	71		21		251
Amount receivable on maturity (EUR)			150		47	99		24		320	72.26
Weighted average pay rate (variable, USD)			1.9%		2.1%	4.0%		4.4%
Weighted average receive rate (variable, EUR)			3.1%		3.3%	4.2%		4.4%
Amount payable on maturity (USD)	317		256		285	317			158	1,333
Amount receivable on maturity (EUR)	407		307	(2)	345	419			210	1,688	230.65
Weighted average pay rate (fixed, USD)	6.7%		7.3%		7.0%	7.6%			7.8%
Weighted average receive rate (variable, EUR)	2.4%		2.3%		2.9%	2.3%			2.4%
Japanese yen (JPY)/euro (EUR)
Amount payable on maturity (JPY)	0	(1)								0
Amount receivable on maturity (EUR)	0	(1)								0	0.01
Weighted average pay rate (fixed, JPY)	0.7%
Weighted average receive rate (variable, EUR)	2.1%
Amount payable on maturity (JPY)						24		21		45
Amount receivable on maturity (EUR)						25		20		45	1.91
Weighted average pay rate (fixed, JPY)						1.0%		0.5%
Weighted average receive rate (fixed EUR)						3.4%		3.5%
U.S. dollar (USD)/Korean won (KRW)
Amount payable on maturity (KRW)	122		234		47	82				485	(8.08)
Amount receivable on maturity (USD)	91		190		40	79				400
Weighted average pay rate (fixed, KRW)	5.7%		5.3%		4.6%	5.5%
Weighted average receive rate (variable USD)	1.4%		2.8%		3.4%	5.1%
Amount payable on maturity (KRW)						58				58	(4.55)
Amount receivable on maturity (USD)						40				40
Weighted average pay rate (fixed, KRW)						6.9%	(3)
Weighted average receive rate (fixed USD)						5.4%	(3)

(1)
The notional amount of this contract is less than €0.5 million.

(2)
Total Amount of USD/EUR-fixed/variable includes a swap of $24 million with an ascending interest rate from 2% to 19.5% per annum.

(3)
Interest on this swap is paid in a net amount equal to 1.54% of the USD amount.

        The total volume of the combined interest rate and cross currency swaps decreased from €3,058 million in 2002 to €2,596 million as of December 31, 2003 due to expiring transactions. The total fair value of the swaps changed from €(116) million in 2002 to €292 million as of December 31, 2003 mainly due to the decline in the exchange rate of the USD dollar and the expiration of transactions with negative market values.

Other Derivatives – December 31, 2002

	Expected Maturity Date (notional amounts, euros in millions)
								Fair Value December 31, 2002
	2003	2004	2005	2006	2007	There- after	Total amount
Equity index swaps(1)					500		500	(44.00)
Weighted average pay rate (variable)					3.6%
Weighted average receive rate (variable)					n.a.

(1)
Represents index swaps to create synthetic share investments with a guarantee of the capital invested.

Other Derivatives – December 31, 2003

	Expected Maturity Date (notional amounts, euros in millions)
								Fair Value December 31, 2003
	2004	2005	2006	2007	2008	There- after	Total
Equity index swaps(1)				500			500	(2.28)
Weighted average pay rate (variable)				3.3%
Weighted average receive rate (variable)				n.a.

(1)
Represents index swaps to create synthetic share investments with a guarantee of the capital invested.

Foreign Exchange Risk Management

        The principal derivative financial instruments used by BASF to hedge foreign currency exposures resulting from trade receivables, trade payables and commercial paper denominated in foreign currency are forward foreign exchange contracts and currency options. In 2003, transactions in these hedging instruments were primarily aimed at hedging the exchange rate risk arising from the U.S. dollar, the Canadian dollar, the Australian dollar, the British pound, the Mexican peso, the Japanese yen, the Singapore dollar and the Brazilian real.

        Intercompany loans within the BASF Group must frequently be denominated in a currency which is foreign to the intercompany borrower or the intercompany lender or both. The foreign currency risks inherent in such loans are hedged by forward foreign exchange contracts or foreign currency borrowings from third parties in such cases where the loan has a short term or a variable maturity. Longer term intercompany loans with fixed maturity schedules are hedged primarily with forward foreign exchange contracts and cross currency swaps.

        The tables below provide information about significant derivative financial instruments which are sensitive to changes in foreign currency exchange rates.

Foreign Currency Forward Contracts – December 31, 2002(1)

	Contract Amount (euros in millions)	Weighted Average Forward Exchange Rate	Fair Value December 31, 2002 (euros in millions)
Euro (EUR)
Sale Australian dollar (AUD)	40.4	1.80	1.27
Sale Danish krone (DKK)	20.5	7.43	(0.00	)(2)
Sale British pound (GBP)	343.1	0.64	6.30
Sale Japanese yen (JPY)	223.0	117.66	10.69
Sale New Zealand dollar (NZD)	4.1	2.01	(0.00	)(2)
Sale Swedish krona (SEK)	2.0	9.24	(0.01)
Sale Polish zlotys (PLN)	8.9	4.09	(0.06)
Sale Singapore dollar (SGD)	55.9	2.01	(6.82)
Sale Malaysian ringgit (MYR)	2.4	3.81	0.11
Sale Thai baht (THB)	0.7	43.12	0.04
Sale U.S. dollar (USD)	3,769.5	0.99	174.35
Sale South African rand (ZAR)	29.6	9.18	(0.35)
Sale Indian rupee (INR)	0.5	48.50	0.02
Sale Slovak koruna (SKK)	0.8	41.91	(0.01)
Sale Hungarian Forint (HUF)	19.8	237.17	0.02
Sale Czech koruna (CZK)	7.8	31.13	0.11
Purchase U.S. dollar (USD)	896.5	0.99	(42.31)
Purchase Swiss francs (CHF)	16.0	1.46	0.06
Purchase Canadian dollar (CAD)	30.1	1.59	(1.13)
Purchase Turkish lira (TRL)	2.0	1,827,500.00	(0.08)
Purchase Norwegian krone (NOK)	7.1	7.38	0.06
Purchase Japanese yen (JPY)	4.0	124.14	(0.00	)(2)
Purchase Hungarian Forint (HUF)	0.7	236.45	(0.00	)(2)
U.S. dollar (USD)
Sale Mexican peso (MXP)	95.0	10.33	3.82
Sale South African rand (ZAR)	1.4	10.27	(0.23)
Sale Brazilian real (BRL)	303.2	3.25	34.89
Sale Taiwan dollar (TWD)	13.7	34.76	(0.14)
Sale Thai baht (THB)	5.9	43.41	0.03
Sale Indian rupee (INR)	12.8	52.84	(0.56)
Sale Nuevo Sol (PEN)	3.0	3.61	(0.06)
Purchase Malaysian ringgit (MYR)	1.7	3.80	0.00	(2)
Purchase Philippine peso (PhP)	3.3	53.95	0.01
Singapore dollar (SGD)
Sale Malaysian ringgit (MYR)	0.0	2.15	0.00	(2)
Malaysian ringgit (MYR)
Sale Japanese yen (JPY)	1.2	0.03	(0.03)

(1)
All maturing in 2003 except for €199.9 million in 2004, €1,090.2 million in 2005, €71.2 million in 2006, €33.0 million in 2007 and €5.9 million thereafter.

(2)
The Fair Value of this contract is less than €0.01 million.

Foreign Currency Forward Contracts – December 31, 2003(1)

	Contract Amount (euros in millions)	Weighted Average Forward Exchange Rate	Fair Value December 31, 2003 (euros in millions)
Euro (EUR)
Sale Australian dollar (AUD)	46.5	1.70	(0.34)
Sale Danish krone (DKK)	20.4	7.43	0.04
Sale British pound (GBP)	295.1	0.70	1.83
Sale Japanese yen (JPY)	143.5	131.28	3.24
Sale New Zealand dollar (NZD)	4.1	1.93	0.00	(2)
Sale Swedish krona (SEK)	2.0	9.23	(0.03)
Sale Polish zlotys (PLN)	29.5	4.66	0.33
Sale Singapore dollar (SGD)	55.9	2.01	2.98
Sale Malaysian ringgit (MYR)	1.2	4.63	0.03
Sale Thai baht (THB)	4.1	48.75	0.10
Sale U.S. dollar (USD)	3,479.3	1.09	420.81
Sale South African rand (ZAR)	15.8	8.27	0.18
Sale Hong Kong dollar (HKD)	12.2	9.65	0.18
Sale Slovak koruna (SKK)	4.9	41.39	(0.01)
Sale Hungarian Forint (HUF)	19.9	271.16	(0.50)
Sale Czech koruna (CZK)	17.5	32.22	0.10
Sale Kroatien kuna (HRK)	0.3	7.69	(0.00	)(2)
Sale Pakistan rupee (PKR)	0.2	67.78	0.01
Purchase Australian dollar (AUD)	11.2	1.62	(0.39)
Purchase U.S. dollar (USD)	329.0	1.06	(49.34)
Purchase Swiss francs (CHF)	31.3	1.55	(0.10)
Purchase South African rand (ZAR)	0.2	8.30	(0.00	)(2)
Purchase Canadian dollar (CAD)	85.2	1.64	1.01
Purchase Hong Kong dollar (HKD)	23.8	9.67	(0.30)
Purchase Norwegian krone (NOK)	6.2	8.17	(0.18)
Purchase Polish zlotys (PLN)	8.8	4.70	(0.01)
Purchase Hungarian Forint (HUF)	0.5	265.25	0.00	(2)
U.S. dollar (USD)
Sale Malaysian ringgit (MYR)	2.3	3.80	(0.00	)(2)
Sale Mexican peso (MXP)	52.0	11.45	(0.22)
Sale South African rand (ZAR)	1.8	6.93	(0.05)
Sale Brazilian real (BRL)	276.8	3.13	(13.87)
Sale Taiwan dollar (TWD)	13.9	34.00	0.03
Sale Thai baht (THB)	4.5	40.02	(0.03)
Sale Indian rupee (INR)	14.0	49.39	(0.02)
Sale Pakistan rupee (PKR)	1.0	57.42	(0.00	)(2)
Sale Japanese yen (JPY)	0.1	113.28	(0.00	)(2)
Sale Philippine peso (PhP)	1.8	56.28	(0.00	)(2)
Purchase Singapore dollar (SGD)	42.0	1.77	1.45
Purchase South African rand (ZAR)	1.0	7.16	0.06
Purchase Malaysian ringgit (MYR)	6.1	3.80	0.00	(2)
Malaysian ringgit (MYR)
Sale Japanese yen (JPY)	0.6	0.04	(0.00	)(2)
Sale Australian dollar (AUD)	2.1	2.66	(0.11)
Purchase Australian dollar (AUD)	0.0	2.81	0.00	(2)
Purchase Singapore dollar (SGD)	0.1	2.23	0.00	(2)

(1)
All maturing in 2004 except for €1,192.0 million in 2005, €721.0 million in 2006, €154.1 million in 2007, €2.3 million in 2008 and €3.5 million thereafter.

(2)
The Fair Value of this contract is less than €0.01 million.

        The total volume of forward currency contracts decreased from €5,927 million in 2002 to €5,069 million as of December 31, 2003 due mainly to the expiration of hedges of commercial paper denominated in USD and of accounts denominated in foreign currencies. The total fair value of the outstanding forward contracts improved from €180 million at December 31, 2002 to €367 million as of December 31, 2003 mainly due to the decline in the exchange rate for the US dollar.

Foreign Currency Options – December 31, 2002

        Not applicable

Foreign Currency Options – December 31, 2003 (All maturing in 2004)

	Contract Amount (euros in millions)	Weighted Average Option Strike Price(1)	Fair Value December 31, 2003 (euros in millions)
U.S. dollar (USD) put (short)	205	1.23	(1.28)
U.S. dollar (USD) call (long)	205	1.26	3.09

(1)
USD/EUR

        The total volume of foreign currency options increased from zero on December 31, 2002 to €410 million on December 31, 2003 due to new hedges of accounts denominated in USD. The total fair value of foreign currency options was €2 million.

Cross Currency Swaps – December 31, 2002

	Expected Maturity Date (notional amounts, euros in millions)
								Fair Value December 31, 2002
	2003	2004	2005	2006	2007	There- after	Total
Payment of U.S. dollar (USD)
Notional amount	649	407	488	345	518	248	2,655	(102.58)
Average contract rate U.S. dollar (USD) per euro (EUR)	1.00	0.98	1.04	1.04	0.95	0.95
Payment of Japanese yen (JPY)
Notional amount	34	4					38	8.32
Average contract rate Japanese yen per euro (EUR)	94.60	129.30
Payment of Korean won (KRW)
Notional amount	114	100	93		58		365	(21.84)
Average contract rate Korean won per U.S. dollar (USD)	1,201.00	1,289.78	1,220.00		1,332.50

Cross Currency Swaps – December 31, 2003

	Expected Maturity Date (notional amounts, euros in millions)
									Fair Value December 31, 2003
	2004		2005	2006	2007	2008	There- after	Total
Payment of U.S. dollar (USD)
Notional amount	407		457	392	518	24	210	2,008	302.91
Average contract rate U.S. dollar (USD) per euro (EUR)	0.98		1.04	1.05	0.95	1.07	0.95
Payment of Japanese yen (JPY)
Notional amount	0	(1)			25	20		45	1.92
Average contract rate Japanese yen per euro (EUR)	129.53				129.00	144.18
Payment of Korean won (KRW)
Notional amount	122		234	47	140			543	(12.63)
Average contract rate Korean won per U.S. dollar (USD)	1,267.43		1,192.19	1,207.00	1,229.50

(1)
The notional amount of this contract is less than €0.5 million.

        The total volume of cross currency swaps decreased from €3,058 million in 2002 to €2,596 million as of December 31, 2003 due to expiring transactions. The total fair value of the swaps changed from €(116) million in 2002 to €292 million as of December 31, 2003 mainly due to the decline in the exchange rate of the USD dollar and the expiration of transactions with negative market values.

MARKETABLE SECURITIES

        As of December 31, 2003, BASF owned debt and equity securities which are exposed to price changes. These financial instruments are used as profitable investments of BASF's cash surplus and are not held for trading purposes. All securities are quoted on stock exchanges, and the funds have readily determinable market prices. The securities are reflected in the U.S. GAAP reconciliation at their fair value of €161.9 million, which includes unrealized gains of €15.0 million. See Note 18 to the Consolidated Financial Statements in Item 18 for further information. BASF carefully monitors developments in the financial markets.

        In addition, BASF entered into swap contracts for which BASF pays a quarterly variable rate and receives a positive equity index performance (for details see the "Other Derivatives" table above in "Interest Rate Risk Management"). Such swaps were concluded to synthetically create an equity investment using the variable interest payments from liquid funds. While BASF is obliged to pay on a quarterly basis a variable interest rate, the payments by the counterparties are dependent on the change in the DAX-Index during the stipulated term. However, a special provision insures that negative DAX-Index performance is not required to be reimbursed. Therefore the maximum equity exposure is a zero payment from the counterparties. The fair value of the DAX-Libor-Swaps was €(2) million as of December 31, 2003.

        A 10% change in overall equity prices would not materially impact BASF's operations, financial position or cash flows.

COMMODITY PRICE RISKS

        Certain BASF divisions are exposed to fluctuations in prices for raw materials and commodities. BASF operates in markets where the prices of raw materials and products are commonly affected by cyclical movements of the economy.

        In order to secure the supply of raw materials, BASF has signed long-term supply contracts and is buying additional quantities on spot markets. Some of the most important raw materials involved are naphtha, propylene, benzene, titanium dioxide, cyclohexane, methanol and ammonia.

        The following measures are taken to avoid and manage risks in the purchase of raw materials:

  /*/
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

  /*/
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

  /*/
  Additionally, some commodity hedging derivatives are entered into to manage the volatility associated with inventory and related forecasted purchases. The company had futures contracts, options and swaps to buy, sell or exchange commodities. These hedging instruments are used for the purchases of oil and oil products to counteract the high volatility in oil prices.

        The following information related to all material contracts as of December 31, 2003:

				(euros in millions)
Kind of Contract	Contract volumes (Notional amounts)		Maturity	Nominal Value	Fair Value December 31, 2003
Oil and Oil products
Call Options (Buy)	105,000	MT*	2004	23.0	5.13
Call Options (Sell)	15,000	MT	2004	3.4	(0.31)
Put Options (Sell)	210,000	MT	2004	40.1	(0.05)
Swaps	1,201,500	bbl**	2004	29.7	1.29
Natural Gas
Call Options (Buy)	4,004,000	MMBtu***	2004	21.8	0.64
Swaps	3,913,000	MMBtu	2004	15.0	3.53
*
MT: Metric Ton.

**
bbl: barrel.

***
MMBtu: Million Britisch termal unit.

Item 12.    Description of Securities Other than Equity Securities

        Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15.    Controls and Procedures

        Within 90 days prior to the date of this report, BASF performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. The evaluation was performed under the supervision of BASF's Chairman of the Board of Executive Directors, Dr. Jürgen Hambrecht, and BASF's Chief Financial Officer, Dr. Kurt Bock. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute assurance of achieving the desired control objectives. Managerial judgement was necessary to evaluate the cost-benefit relationship of possible controls and procedures. Based on the foregoing, the Chairman of the Board of Executive Directors and the Chief Financial Officer concluded that BASF's disclosure controls and procedures as of December 31, 2003 were effective. In 2003 there have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. Therefore, no corrective actions were taken.

Item 16A.    Audit Committee Financial Expert

        Our Supervisory Board has determined that the Company's Audit Committee currently includes one Audit Committee financial expert: Max Dietrich Kley.

Item 16B.    Code of Ethics

        The Company has adopted a code of ethics for financial matters that applies to the Board of Executive Directors, including the Chief Executive Officer, the Chief Financial Officer, and the senior management of financial reporting and controlling, as well as to all of the Company's employees performing similar functions in and outside Germany and to all other senior financial personnel. The code of ethics for financial matters is available on the Company's website at
www.basf.de/corporate_governance.

        Fees billed to the Company for professional services by its principal accountant, Deloitte & Touche, during the fiscal years 2002 and 2003 were as follows:

Item 16C.    Principal Accountant Fees and Services

	For fiscal year ended December 31,
Type of Fees	2003	2002
	(€ in millions)
Audit Fees	11.7	11.4
Audit Related Fees	0.8	0.3
Tax Fees	2.2	3.0
Other Fees	1.2	0.7

Total	15.9	15.7

        In the above table, "audit fees" are the aggregate fees billed by Deloitte & Touche for professional services in connection with the audit of the Company's consolidated annual financial statements as well as audits of statutory financial statements of BASF AG and its affiliates. Also included in "audit fees" are amounts billed for attestation services in relation to regulatory filings and other compliance requirements. "Audit-related fees" are fees billed by Deloitte & Touche for due diligence engagements related to acquisitions or divestments as well as audit-related attestation regarding compliance with certain agreements and regulatory requirements. "Tax fees" include primarily fees for tax advice on actual or contemplated transactions, expatriate employee tax services and transfer pricing studies. "Other fees" include a variety of other services, for example insurance compliance services.

        In accordance with German law, BASF's independent auditors are appointed by the Annual Shareholders' Meeting based on a recommendation of our Supervisory Board. The Audit Committee of the Supervisory Board prepares the board's recommendation on the selection of the independent auditors. Subsequent to the auditors' appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the auditors' independence. On May 6, 2003, the Annual Shareholders' Meeting appointed Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, to serve as the Company's independent auditors for the 2003 fiscal year.

        In order to assure the integrity of independent audits, in March 2003, BASF's Supervisory Board adopted pre-approval policies and procedures pursuant to which certain types of services to be performed by BASF's independent auditors in 2003. Under the policies, the Company's independent auditors are not allowed to perform any non-audit services which may impair the auditors' independence under the rules of the U.S. Securities and Exchange Commission. Furthermore, the

Supervisory Board has limited the aggregate amount of non-audit fees payable to Deloitte & Touche during 2003 to a maximum of €0.5 million for services rendered for BASF Aktiengesellschaft and €4 million for services for all other companies of the BASF Group.

        Services not included in one of the types of pre-approved services covered by the pre-approval policies and procedures require specific authorization of the Audit Committee. An approval may not be granted if the service falls into a category of services not permitted by current law or if it is inconsistent with maintaining auditor independence.

PART III

Item 17.    Financial Statements

        Not applicable.

Item 18.    Financial Statements

        The following Consolidated Financial Statements, together with the report of Deloitte & Touche GmbH thereon, are filed as part of this Annual Report.

REPORT OF INDEPENDENT ACCOUNTANTS

        We have audited the accompanying consolidated balance sheets of BASF Aktiengesellschaft and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, such Consolidated Financial Statements present fairly, in all material respects, the financial position of BASF Aktiengesellschaft and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in Germany.

        As discussed in Note 2 to the Consolidated Financial Statements, the Company changed its method of accounting for tax loss carryforwards in 2001.

        Application of accounting principles generally accepted in the United States of America would have affected stockholders' equity as of December 31, 2003 and 2002 and net income for each of the three years in the period ended December 31, 2003 to the extent summarized by the company in Note 4 to the Consolidated Financial Statements.

Frankfurt am Main,

March 2, 2004

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Dr. Künnemann Wirtschaftsprüfer	Dr. Beine Wirtschaftsprüfer

BASF GROUP

CONSOLIDATED STATEMENTS OF INCOME
(euros and dollars in millions except per share amounts)

	Note	2003	2003	2002	2001
Sales		$42,660.1	€33,865.3	€32,519.0	€32,768.0
Natural gas taxes		(635.0)	(504.1)	(303.5)	(268.4)

Sales, net of natural gas taxes	5	42,025.1	33,361.2	32,215.5	32,499.6
Cost of sales		(29,392.6)	(23,333.0)	(21,815.5)	(22,187.8)

Gross profit on sales		12,632.5	10,028.2	10,400.0	10,311.8
Selling expenses		(5,692.7)	(4,519.1)	(4,763.9)	(5,143.6)
General and administrative expenses		(889.3)	(706.0)	(700.4)	(659.3)
Research and development expenses		(1,391.6)	(1,104.7)	(1,135.3)	(1,247.1)
Other operating income	6	706.1	560.5	716.0	881.5
Other operating expenses	7	(2,016.4)	(1,600.7)	(1,875.7)	(2,926.4)

Income from operations		3,348.6	2,658.2	2,640.7	1,216.9

Expense/income from financial assets		(8.2)	(6.5)	123.8	(209.3)
Write-downs of, and losses from, retirement of financial assets as well as securities held as current assets		(328.0)	(260.4)	(31.2)	(22.7)
Interest result		(281.3)	(223.3)	(92.4)	(376.2)

Financial result	8	(617.5)	(490.2)	0.2	(608.2)

Income from ordinary activities		2,731.1	2,168.0	2,640.9	608.7
Extraordinary income	9	–	–	–	6,120.8
Income before taxes and minority interests		2,731.1	2,168.0	2,640.9	6,729.5
Effect of the change in accounting principles for deferred taxes	2	–	–	–	50.6
Income taxes	10	(1,500.9)	(1,191.5)	(1,042.2)	(954.5)

Income before minority interests		1,230.2	976.5	1,598.7	5,825.6
Minority interests	11	83.5	66.3	94.3	(32.6)

Net income		$1,146.7	€910.2	€1,504.4	€5,858.2

Earnings per share		$2.04	€1.62	€2.60	€9.72

Solely for the convenience of the reader, the 2003 financial information has been translated into U.S. dollars using the December 31, 2003 noon buying rate of the Federal Reserve Bank of New York of $1.2597 = €1.00.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BASF GROUP

CONSOLIDATED BALANCE SHEETS
(euros and dollars in millions)

	Note	2003	2003	2002
Assets
Intangible assets	13	$4,778.3	€3,793.2	€3,464.6
Property, plant and equipment	14	16,464.2	13,069.9	13,744.7
Financial assets	15	3,274.7	2,599.6	3,248.9

Fixed assets		24,517.2	19,462.7	20,458.2

Inventories	16	5,229.1	4,151.1	4,798.4
Accounts receivable, trade		6,240.6	4,954.0	5,316.0
Receivables from affiliated companies		725.0	575.5	544.4
Miscellaneous receivables and other assets		2,606.9	2,069.5	1,786.9

Receivables and other assets	17	9,572.5	7,599.0	7,647.3

Marketable securities	18	185.0	146.9	131.8
Cash and cash equivalents		605.4	480.6	230.6

Liquid funds		790.4	627.5	362.4

Current assets		15,592.0	12,377.6	12,808.1

Deferred taxes	10	1,570.8	1,247.0	1,204.2
Prepaid expenses	19	647.9	514.3	615.3

Total assets		42,327.9	33,601.6	35,085.8

Stockholders' equity and liabilities
Subscribed capital	20	1,795.1	1,425.0	1,460.0
Capital surplus	20	3,756.9	2,982.4	2,947.4
Retained earnings	21	15,185.4	12,054.8	12,468.2
Currency translation adjustment		(1,224.3)	(971.9)	(329.7)
Minority interests	22	488.9	388.1	396.3

Stockholders' equity		20,002.0	15,878.4	16,942.2

Provisions for pensions and similar obligations	23	4,865.5	3,862.4	3,910.0
Provisions for taxes		1,359.0	1,078.8	976.0
Other provisions	24	5,348.9	4,246.2	4,111.3

Provisions		11,573.4	9,187.4	8,997.3

Bonds and other liabilities to capital market	25	3,288.6	2,610.6	2,181.7
Liabilities to credit institutions	25	1,128.8	896.1	1,428.7
Accounts payable, trade		2,590.3	2,056.3	2,344.0
Liabilities to affiliated companies		504.6	400.6	547.8
Miscellaneous liabilities	25	2,774.4	2,202.4	2,274.3

Liabilities		10,286.7	8,166.0	8,776.5

Deferred income		465.8	369.8	369.8

Total stockholders' equity and liabilities		$42,327.9	€33,601.6	€35,085.8

Solely for the convenience of the reader, the 2003 financial information has been translated into U.S. dollars using the December 31, 2003 noon buying rate of the Federal Reserve Bank of New York of $1.2597 = €1.00.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BASF GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS*
(euros and dollars in millions)

	2003	2003	2002	2001
Net income (excluding extraordinary income)	$1,146.6	€910.2	€1,504.4	€(117.6)
Depreciation and amortization of fixed assets	3,378.1	2,681.7	2,501.6	2,933.1
Changes in inventories	632.4	502.0	(207.4)	100.3
Changes in receivables	245.3	194.7	(10.8)	(216.8)
Changes in other operating liabilities and provisions	531.2	421.7	(814.6)	(566.4)
Changes in pension provisions/prepaid pension assets and other items	316.6	251.3	(334.0)	260.1
Net gains from disposal of fixed assets and marketable securities	(105.8)	(84.0)	(326.2)	(74.0)

Cash provided by operating activities	6,144.4	4,877.6	2,313.0	2,318.7

Payments related to tangible and intangible fixed assets	(2,609.2)	(2,071.3)	(2,410.4)	(2,810.6)
Payments related to financial assets and securities	(240.5)	(190.9)	(391.5)	(740.5)
Payments related to acquisitions	(1,864.1)	(1,479.8)	(267.2)	(461.3)
Proceeds from divestitures	108.1	85.8	5.4	7,503.4
Proceeds from the disposal of fixed assets and securities	499.8	396.8	899.8	628.6

Cash used in investing activities	(4,105.9)	(3,259.4)	(2,163.9)	4,119.6

Proceeds from capital increases	0.0		38.3	175.5
Share repurchase	(629.6)	(499.8)	(499.8)	(1,299.4)
Proceeds from the addition of financial indebtedness	7,084.7	5,624.1	3,127.8	1,779.5
Repayment of financial indebtedness	(7,086.8)	(5,625.8)	(2,088.0)	(6,071.9)
Dividends paid
to shareholders of BASF Aktiengesellschaft	(993.5)	(788.7)	(758.4)	(1,214.1)
to minority shareholders	(86.4)	(68.6)	(85.0)	(52.2)

Cash used in financing activities	(1,711.6)	(1,358.8)	(265.1)	(6,682.6)

Net change in cash and cash equivalents	326.9	259.4	(116.0)	(244.3)

Effects on cash and cash equivalents
from foreign exchange rates	(12.5)	(9.9)	(13.6)	3.7
from changes in scope of consolidation	0.6	0.5	0.3	95.0
Cash and cash equivalents as of beginning of year	290.5	230.6	359.9	505.5

Cash and cash equivalents as of end of year	605.5	480.6	230.6	359.9

Marketable securities	185.0	146.9	131.8	382.9

Liquid funds as shown on the balance sheet	$790.5	€627.5	€362.4	€742.8

*
For other information regarding Consolidated Statements of Cash Flows, see explanations in Note 12.

Solely for the convenience of the reader, the 2003 financial information has been translated into U.S. dollars using the December 31, 2003 noon buying rate of the Federal Reserve Bank of New York of $1.2597 = €1.00.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BASF GROUP

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(euros in millions)

2003	Number of subscribed shares outstanding	Subscribed capital	Capital surplus	Retained earnings	Currency translation adjustment	Minority interests		Total stockholders' equity
January 1, 2003	570,316,410	€1,460.0	€2,947.4	€12,468.2	€(329.7)	€396.3		€16,942.2
Share buy-back and cancellation of own shares including own shares intended to be cancelled	(13,673,000)	(35.0)	35.0	(499.8)				(499.8)
Dividends paid				(788.7)		(68.6	)*	(857.3)
Net income				910.2		66.3		976.5
(Decrease)/increase of foreign currency translation adjustments					(642.2)	(8.7)		(650.9)
Changes in scope of consolidation and other changes				(35.1)		2.8		(32.3)

December 31, 2003	556,643,410	€1,425.0	€2,982.4	€12,054.8	€(971.9)	€388.1		€15,878.4

2002	Number of subscribed shares outstanding	Subscribed capital	Capital surplus	Retained earnings	Currency translation adjustment	Minority interests	Total stockholders' equity
January 1, 2002	583,401,370	€1,493.5	€2,913.9	€12,222.4	€532.3	€359.7	€17,521.8
Share buy-back and cancellation of own shares including own shares intended to be cancelled	(13,085,000)	(33.5)	33.5	(499.8)			(499.8)
Dividends paid				(758.4)		(85.0)*	(843.4)
Net income				1,504.4		94.3	1,598.7
(Decrease)/increase of foreign currency translation adjustments					(862.0)	(10.6)	(872.6)
Capital injection by minority interests						38.3	38.3
Changes in scope of consolidation and other changes	40			(0.4)		(0.4)	(0.8)

December 31, 2002	570,316,410	€1,460.0	€2,947.4	€12,468.2	€(329.7)	€396.3	€16,942.2

*
Profit and loss transfers to minority interests.

2001	Number of subscribed shares outstanding	Subscribed capital	Capital surplus	Retained earnings	Currency translation adjustment	Minority interests	Total stockholders' equity
January 1, 2001	607,399,370	€1,554.9	€2,745.7	€8,851.1	€661.8	€481.3	€14,294.8
Issuance of new shares from conditional capital through the exercise of warrants attached to the 1986/2001 3% U.S. Dollar Option Bond of BASF Finance Europe N.V.	6,777,000	17.4	89.4	–	–	–	106.8
Share buy-back and cancellation of own shares including own shares intended to be cancelled	(30,775,000)	(78.8)	78.8	(1,299.5)	–	–	(1,299.5)
Dividends paid	–	–	–	(1,214.1)	–	(52.2)*	(1,266.3)
Net income	–	–	–	5,858.2	–	(32.6)	5,825.6
(Decrease)/increase of foreign currency translation adjustments	–	–	–	–	(129.5)	–	(129.5)
Capital injection by minority interests	–	–	–	–	–	68.8	68.8
Changes in scope of consolidation and other changes	–	–	–	26.7	–	(105.6)	(78.9)

December 31, 2001	583,401,370	€1,493.5	€2,913.9	€12,222.4	€532.3	€359.7	€17,521.8

*
Profit and loss transfers to minority interests.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BASF GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    Summary of accounting policies

(a)  Basis of presentation

        The Consolidated Financial Statements of BASF Aktiengesellschaft ("BASF" or "BASF Aktiengesellschaft") are based on the accounting and valuation principles of the German Commercial Code (Handelsgesetzbuch) and the German Stock Corporation Act (Aktiengesetz) as well as the accounting standards of the German Accounting Standards Committee (Deutscher Standardisierungsrat), collectively German GAAP. The accounting principles conform to generally accepted accounting principles in the United States (U.S. GAAP) to the extent permissible under the German Commercial Code. The reconciliation of remaining significant deviations to U.S. GAAP is described in Note 4 to these Consolidated Financial Statements.

        The translation of euros into U.S. dollars ($) has been made solely for the convenience of the reader at the noon buying rate of the Federal Reserve Bank of New York on December 31, 2003, which was $1.2597 = €1.00. No representation is made that such euro amounts could have been or could be converted into dollars at that or any other exchange rate on such date or any other dates.

(b)  Scope of consolidation

        The Consolidated Financial Statements include BASF Aktiengesellschaft, the parent company, and all material subsidiaries in which BASF Aktiengesellschaft directly or indirectly exercises a majority of the voting rights (collectively, the "Company"). Furthermore, material jointly operated companies are included on a proportional consolidation basis, with the exception of the joint venture Basell group, which is accounted for using the equity method. Basell group largely operates independently and is not included in the planning and approval processes of BASF.

        Consolidated companies and changes to the scope of consolidation:

	2003	2002	2001
Consolidated companies as of January 1	155	154	170
Thereof proportional consolidation	11	11	6
First-time consolidations	7	7	27
Thereof proportional consolidation	1	–	5
Deconsolidations	8	6	43
Thereof proportional consolidation	–	–	–

Consolidated as of December 31	154	155	154
Thereof proportional consolidation	12	11	11

        Subsidiaries and joint ventures whose impact on the net worth, financial position and results of the Company is individually and in the aggregate immaterial, are excluded from the scope of consolidation.

        Generally, affiliated companies not consolidated due to immateriality, non-proportionally consolidated jointly owned companies and associated companies are accounted for using the equity method. Associated companies represent those entities where the Company has a participation of at least 20% and exercises a significant influence over the operating and financial policies. Overall, this applies to:

	2003	2002	2001
Affiliated companies	21	21	24
Joint ventures	1	1	1
Other associated companies	2	4	3

	24	26	28

        Major changes to the scope of consolidation, other than those relating to corporate structure, are as follows:

2003:

        First-time consolidations comprise:

  /*/
  BASF Chemicals Company Ltd., China, which is constructing production facilities for polytetrahydrofuran (PolyTHF®).

  /*/
  Sabina Petrochemicals LLC, United States, a jointly operated company with ATOFINA, United States and Shell, United States, that uses the output produced in the steam cracker jointly operated with ATOFINA, in Port Arthur, Texas.

  /*/
  Wintershall BM-C-10 Ltda., Brazil, a company exploring for oil and gas in Brazil.

  /*/
  Four additional previously unconsolidated companies located in Germany, Canada, the Netherlands and Pakistan due to their increased importance.

        Deconsolidations comprise:

  /*/
  Four companies due to their declining significance.

  /*/
  Four companies due to merger with other affiliates.

2002:

        First-time consolidations comprise:

  /*/
  Frank Wright Ltd., United Kingdom, which operates production plants for animal feed precursors, due to increased significance.

  /*/
  Clyde Netherlands B.V. and Clyde Petroleum Exploratie B.V. of the Netherlands, which were acquired in 2002 and are included in the Oil & Gas segment.

  /*/
  Another four companies in Germany, the Netherlands and Mexico, previously not consolidated because of minor significance.

        Deconsolidations comprise:

  /*/
  Six companies due to merger with other affiliates, liquidation, or due to declining significance.

2001:

        First-time consolidations comprise:

  /*/
  BASF SONATRACH PropanChem S.A., Tarragona, Spain, which constructs plants for propylene production that are expected to start production in the first quarter of 2003.

  /*/
  ELLBA Eastern (Pte.) Ltd., Singapore, our joint venture with Shell, has constructed plants for styrene and propylene oxide. Production started in the second half of 2002.

  /*/
  BASF-YPC Company Ltd., Nanjing, China, our joint venture with SINOPEC to set up a petrochemical Verbund site in Nanjing, China.

  /*/
  BASF NOF Coatings Company Ltd., Tokyo, Japan, our joint venture with NOF, Tokyo, Japan, for the production and marketing of coatings, especially for the Japanese market.

  /*/
  Another 22 subsidiaries, previously not consolidated, because of increased significance. They are located in Turkey, Japan, China, Russia, Poland, Norway, Finland and other countries.

        Deconsolidations comprise:

  /*/
  32 companies in the course of the sale of the pharmaceuticals and generics business.

  /*/
  11 companies due to merger with other affiliates, liquidation or declining significance.

        Changes in the scope of consolidation, acquisitions and divestitures had the following effects on the changes in the Consolidated Financial Statements:

	2003		2002		2001
	(euros in millions)
Sales	€377.8	1.2%	€(209.5)	(0.6)%	€(2,649.0)	(7.4)%
Thereof:
Acquisitions	633.3	2.0	118.3	0.4	1,486.0	4.1
Divestitures	(260.8)	(0.8)	(404.1)	(1.2)	(4,452.0)	(12.4)
Changes in scope of consolidation	5.3	–	76.3	0.2	317.0	0.9
Fixed assets	1,252.8	6.1	705.3	3.3	(522.6)	(2.4)
Thereof property, plant and equipment	176.0	1.3	414.5	2.9	155.4	1.1
Inventories and receivables	239.2	1.7	49.2	0.3	(1,105.4)	(6.9)
Liquid funds	0.4	0.1	24.1	3.2	(261.0)	(30.0)

Assets	€1,492.4	4.3%	€778.6	2.1%	€(1,889.0)	(4.9)%

Stockholders' equity	2.8	–	(19.5)	(0.1)	5,690.6	39.8
Financial liabilities	1,406.1	38.9	285.7	10.1	(5,654.2)	(71.6)
Other liabilities	83.5	0.6	512.4	3.1	(1,925.4)	(11.8)

Stockholders' equity and liabilities	€1,492.4	4.3%	€778.6	2.1%	€(1,889.0)	(4.9)%

Significant acquisitions

        In 2003, BASF purchased a package of crop protection products, including the insecticide fipronil and certain seed treatment fungicides, from Bayer CropScience, Germany for the consideration of approximately €1.2 billion. In addition, acquisitions in 2003 included the acquisition of the engineering plastics business from Honeywell, United States for $250 million, and the purchase of the Callery Chemical Division from the Mine Safety Appliance Company, United States for approximately $65 million. Significant divestitures in 2003 involved, in particular the sale of BASF's nylon fibers business to Honeywell for $160 million.

Announced acquisitions

        In January 2004, BASF and Sunoco, United States, agreed on the sales price of $91 million for the purchase of the plasticizer business including inventories of $29 million. In addition, Sunoco's Neville

Island, Pennsylvania, site will manufacture plasticizers for BASF under a tolling agreement. The transaction also includes production plants for phthalic anhydride and oxo alcohols in Pasadena, Texas, as well as registrations, trademarks, patents, customer lists and tolling rights. Sunoco's annual sales in this business amounted to approximately $150 million.

Proportional consolidation

        The Company accounts for its investments in 12 jointly operated companies (2002: 11, 2001: 11) using the proportional consolidation method, as permitted under German GAAP. Under U.S. GAAP, all investments in jointly operated companies must be accounted for using the equity method. The differences in accounting treatment between proportional consolidation and the equity method of accounting have no impact on reported stockholders' equity or net income. Rather, they relate solely to matters of classification and display. The United States Securities and Exchange Commission (SEC) permits the omission of such differences in classification and display in the reconciliation to U.S. GAAP appearing in Note 4.

        Condensed financial information relating to the Company's pro rata interest in jointly operated companies accounted for using the proportional consolidation method is as follows:

Income statement information

	Year ended December 31,
	2003	2002	2001
	(euros in millions)
Sales	€2,035.6	€1,719.5	€1,809.4
Gross profit	164.0	169.0	165.4
Income from operations	109.9	92.3	82.9
Income before taxes and minority interests	115.4	108.6	101.7
Net income	84.1	87.6	81.5

Balance sheet information

	As of December 31,
	2003	2002
	(euros in millions)
Fixed assets	€1,227.3	€950.5
Thereof property, plants, and equipment	1,206.0	857.5
Inventories and receivables	424.8	451.6
Liquid funds	31.9	26.4

Total assets	€1,734.0	€1,428.5

Stockholders' equity	€644.5	€508.6
Provisions	139.2	139.1
Financial liabilities	235.6	59.8
Other liabilities	714.7	721.0

Total liabilities and stockholders' equity	€1,734.0	€1,428.5

Cash flow information

	Year ended December 31,
	2003	2002	2001
	(euros in millions)
Cash provided by operating activities	€135.3	€125.6	€180.9
Cash used in investing activities	(322.0)	(155.0)	(382.5)
Cash used in (provided by) financing activities	196.7	2.8	168.0

Net change in cash and cash equivalents	€10.0	€(26.6)	€(33.6)

Summarized financial information for significant associated companies accounted for using the equity method

        Condensed financial information of the significant companies accounted for using the equity method, including the Basell Group (BASF's share: 50%), from 2002, the Solvin Group (BASF's share: 25%), Svalöf Weibull Group (BASF's share: 40%) and, until September 2003, DyStar Group (BASF's share: 30%), is as follows:

Income Statement

	Year Ended December 31
	2003	2002	2001
	(euros in millions)
Sales	€6,833.8	€7,944.9	€7,708.0
Gross profit	796.7	1,283.8	688.7
Income from operations	(60.4)	197.7	(222.7)
Income before taxes and minority interests	(105.1)	96.8	(315.9)
Net income	(62.7)	67.6	(218.1)

BASF's share of net income	(33.0)	19.8	(108.2)

Balance sheet information

	As of December 31
	2003	2002
	(euros in millions)
Fixed assets	€5,427.6	€5,812.3
Thereof property, plant, and equipment	3,543.1	3,843.5
Inventories and receivables	2,014.1	2,506.3
Liquid funds	44.3	251.2

Total assets	€7,486.0	€8,569.8

Stockholders' equity	€3,338.9	€3,933.8
Provisions	784.5	956.6
Financial liabilities	1,814.7	2,088.2
Other liabilities	1,547.9	1,591.2

Total liabilities and stockholders' equity	€7,486.0	€8,569.8
BASF's investment	€1,612.6	€1,816.7

        List of shares held:    A list of companies included in the Consolidated Financial Statements as well as a list of all companies in which BASF has a participation, has been deposited in the Commercial Register HRB 3000 in Ludwigshafen (Rhein), Germany, as required by the German Commercial Code,

Section 313 (2). The List of Shares Held can be obtained as a separate report from BASF Aktiengesellschaft.

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

        Eliminations:    Transactions between consolidated companies as well as inter-company profits resulting from sales between consolidated companies are eliminated in full, and those for jointly operated companies on a pro rata basis. Inter-company profits resulting from sales to companies accounted for under the equity method, on customary market conditions are eliminated if they are material.

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

        Revenue recognition:    Revenues from product sales and the performance of services are recognized upon shipment to customers or performance of services if ownership and risks are transferred to the buyer. Provisions for discounts, sales returns, rebates to customers, estimated future warranty obligations and other claims are provided for in the same period the related sales are recorded.

        Intangible assets:    Intangible assets are valued at acquisition cost less scheduled straight-line amortization. The weighted average amortization period for the intangible assets is 11 years for 2003 and 12 years for 2002 based on the following expected useful lives:

Estimated lives (years)
	2003	2002
Goodwill	5–20	5–20
Trademarks, product rights, and licenses	3–15	3–10
Marketing, supply and similar rights	4–20	4–20
Know-how and patents	3–15	3–15
Concessions, explorations rights and similar rights	3–25	3–25
Software	1–5	1–5
Other rights and values	5–30	5–30

        Goodwill is assigned to reporting units and tested annually for impairment in accordance with U.S. GAAP. There are two steps to the goodwill impairment test. The first step, used to identify potential impairment, compares the fair value of a reporting unit with its carrying value, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. In computing fair value, the Company utilizes discounted future cash flows, based on long-term earnings forecasts for the reporting units taking into account macroeconomic and business conditions (see also Note 4h).

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

        The cost of self-constructed plants includes direct costs and an appropriate proportion of the overhead cost of units involved in the construction, but excludes financing costs, pension funds, or voluntary social benefits for the period of construction. Fixed assets, including long-distance natural gas pipelines, are depreciated using the straight-line method. Movable fixed assets put into operation before the end of 2000 are mostly depreciated by the declining balance method, with a change to straight-line depreciation when this results in higher depreciation amounts.

        The weighted average periods of depreciation are as follows for 2003 and 2002:

	Estimated lives (years)
	2003	2002
Buildings and structural installations	24	22
Industrial plant and machinery	12	11
Long-distance natural gas pipelines	25	25
Working and office equipment and other facilities	7	7

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

        Production costs include, in addition to direct costs, an appropriate allocation of overhead cost of production using normal utilization rates of the production plants. Financing costs, pensions, or voluntary social benefits are not included in production costs.

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

        Marketable Securities:    Securities are valued at cost. They are valued at quoted or market values if lower than cost.

        Cash and cash equivalents:    Cash and cash equivalents comprise mainly cash at banks, cash on hand and checks in transit.

        Deferred tax assets:    Deferred tax assets are recorded for taxable temporary differences between the valuation of assets and liabilities in the financial statements of the consolidated companies and the carrying amounts for tax purposes. In addition, deferred taxes are recorded for tax loss carryforwards. For companies located in Germany a 38% tax rate is applied; for other companies the tax rates applicable in the individual countries are used. Appropriate valuation allowances are made if expected future earnings of a company make it seem more likely than not that the tax benefits will not be realized.

        Provisions:    Provisions for pensions are based on actuarial computations made predominantly according to the projected unit credit method. Similar obligations, especially those arising from commitments made by North American Group companies to pay the healthcare costs and life insurance premiums of retired staff and their dependents, are included in pension provisions.

        Tax provisions are recognized for German trade income tax and German corporate income tax and similar income taxes in the amount necessary to meet the expected payment obligations, less any prepayments that have been made.

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

        Maintenance provisions are established to cover omitted maintenance procedures as of the end of the year, and are expected to be incurred within the first three months of the following year. The amount provided is based on reasonable commercial judgment.

        Provisions are established for environmental protection measures and risks if the measures are necessary to comply with legal or regulatory obligations and do not result in items to be capitalized as production costs. Liabilities for these expenditures are recorded on an undiscounted basis when environmental assessments or clean-ups are probable, the costs can be reasonably estimated and no future economic benefit is expected. Provisions for required re-cultivation associated with oil and gas operations, especially the filling of wells and clearance of oilfields, or the operation of landfill sites are built up over their expected service lives.

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

        Provisions for long-service and anniversary bonuses are actuarially calculated, predominantly using an interest rate of 5.5%. For pre-retirement part-time programs, the present value of supplemental (top-up) payments are provided when the employee accepts the offer and the wage and salary payments due during the passive phase of agreements are accrued through installments and discounted at an interest rate of 5.5%. Provisions are recorded for the expected costs of pre-retirement part-time programs that are anticipated to be contracted during the term of the collective bargaining agreements, taking into consideration the ceilings provided in the collective agreements.

        The formation of provisions for the BASF stock option program (BOP) and BASF's incentive share program "plus" is described in detail in Note 28.

        Conversion of foreign currency items:    The cost of assets acquired in foreign currencies and revenues from sales in foreign currencies are recorded at current rates on transaction dates. Short-term foreign currency receivables and liabilities are valued at the rate on the balance sheet date. Long-term foreign currency receivables are recorded at the rate prevailing on the acquisition date or at the lower rate on the balance sheet date. Long-term foreign currency liabilities are recorded at the rate prevailing on the acquisition date or at the higher rate on the balance sheet date. Foreign-currency receivables or liabilities that are hedged individually are carried at hedge rates.

        Derivative financial instruments:    Derivative financial instruments are treated as pending transactions and are not recorded as assets or liabilities. Underlying transactions and hedging measures are combined and valued together, when applicable. Profits from hedging transactions that cannot be allocated to a particular underlying transaction are recorded in income upon maturity. Unrealized losses from hedging transactions, which cannot be allocated to a particular underlying transaction are recognized currently in earnings and included in provisions.

        The use of derivative financial instruments to hedge against foreign currency, interest rate, and price risks is described in detail in Note 29.

        Translation of foreign currency financial statements:    The translation of foreign currency financial statements conforms with Statement of Financial Accounting Standard (SFAS) 52. The local currency or the U.S. dollar, is the functional currency of BASF subsidiaries and jointly operated companies in North America, Japan, Korea, China, Brazil, and Singapore. Translation therefore takes place using the current rate method. Balance sheet items are translated to euros at year-end rates except equity accounts at historical rates. Expenses and income are translated at monthly average rates and accumulated for the year. The effects of rate changes are shown under "currency translation adjustment" as a separate component of equity and are treated as income or expense only when a company is disposed of.

        The euro is the functional currency for the remaining companies. Remeasurement therefore takes place using the temporal method: fixed assets except loans, and paid in capital are translated using historical rates. The other assets, liabilities, and provisions are translated using the year-end rates. Expenses and income are converted at quarterly average rates cumulated to year-end figures, except for those items derived from balance sheet items converted at historical rates, which are also translated at historical rates. Foreign exchange gains or losses resulting from the remeasurement process are included in other operating expenses or income.

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

2.    Changes in accounting principles

        The company changed the method of estimating the provision for obligations to remove equipment and fill in wells. Such provisions were accrued by German oil and gas companies on straight-line basis. From 2003 onward such provisions are accrued uniformly based upon the units already produced in comparison to the estimate of available remaining reserves. The change in the method of estimation resulted in an increase in 2003 in net income of €24.7 million, and an increase in earnings per share of €0.04.

        Additions of movable assets to property, plant and equipment after January 1, 2001 are depreciated using the straight-line method, which is considered to better reflect the development of values of the Company's plants. Movable assets of property, plant and equipment already in use before the end of 2000 continue to be depreciated by the declining balance method with a change to straight-line depreciation when this results in higher depreciation amounts. Successful drillings in the oil and gas operations added in 2001 are depreciated under the unit-of-production method. Successful drillings of German operations that began production prior to 2001 continue to be depreciated under the declining balance method.

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

        The pharmaceuticals business is considered a discontinued operation under U.S. GAAP and would therefore not be included in the results from continuing operations for the years 2000 and 2001. The effect on the Consolidated Financial Statements would be as follows:

Income statement:

	2003	2002	2001
	(euros in millions)
Sales	–	–	€364
Income from operations	–	–	30
Income before taxes	–	–	31
Net income/income from discontinued operations	–	–	19

        Net income from discontinued operations has been determined using a 40% income tax rate.

        The gain on the disposal of the pharmaceuticals business was separately disclosed as extraordinary income in 2001 (Note 9). In accordance with U.S. GAAP, this gain would be adjusted for U.S. GAAP valuation differences and reported as part of income from discontinued operations.

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

		Year ended December 31,
	Note	2003	2003	2002	2001
		(euros and dollars in millions except per share amounts)
Reconciliation of net income to U.S. GAAP
Net income as reported in the Consolidated Financial Statements of income under German GAAP		$1,146.6	€910.2	€1,504.4	€5,858.2
Adjustments required to conform with U.S. GAAP
Capitalization of interest	(a)	(9.2)	(7.3)	(6.4)	50.7
Capitalization of software developed for internal use	(b)	(3.5)	(2.8)	30.5	64.1
Accounting for pensions	(c)	86.9	69.0	71.2	81.7
Accounting for provisions	(d)	198.5	157.6	12.4	4.0
Accounting for derivatives at fair value and valuation of long-term foreign currency items at year end rates	(e)	(31.2)	(24.8)	(143.9)	(74.3)
Valuation of securities at market values	(f)	(7.8)	(6.2)	•	(4.5)
Valuation adjustments relating to companies accounted for under the equity method	(g)	78.6	62.4	12.9	(30.3)
Reversal of goodwill amortization and write-offs due to permanent impairment	(h)	210.7	167.3	211.0	–
Other adjustments	(i)	1.3	1.0	(12.9)	(10.8)
Deferred taxes and recognition of tax credit for dividend payments	(j)	0.8	0.6	48.1	(252.0)
Minority interests	(k)	13.5	10.7	(10.4)	5.6

Net income in accordance with U.S. GAAP		$1,685.2	€1,337.7	€1,716.9	€5,692.4

	Year ended December 31,
	2003	2003	2002	2001
	(euros and dollars in millions)
Net income in accordance with U.S. GAAP	$1,685.1	€1,337.7	€1,716.9	€5,692.4

Thereof:
Income (loss) from continuing operations	1,685.1	1,337.7	1,716.9	(238.2)
Income from discontinued operations including gain from disposal	–	–	–	5,892.6
Cumulative effect of implementing SFAS 133 as of January 1, 2001				38.0

Earnings per share

        The calculation of earnings per common share is based on the weighted-average number of common shares outstanding during the applicable period. The calculation of diluted earnings per common share reflects the effect of all dilutive potential common shares that were outstanding during the respective period. The BASF employee participation program "plus" has been included in the computation of diluted earnings per share. Due to a resolution by the Board of Executive Directors in 2002, settlements of stock options from the BASF stock option program (BOP) for senior management will be made in cash, therefore such stock options have no dilutive effect.

        The earnings per share from continuing operations based on income from ordinary activities after taxes were not impacted by any dilutive effect in 2003, 2002 and 2001, because the impact of potential common shares was anti-dilutive in each year.

	Year ended December 31,
	2003	2003	2002	2001
	(euros and dollars in millions except per share amounts)
Net income in accordance with U.S. GAAP	$1,685.1	€1,337.7	€1,716.9	€5,692.4

Number of shares (1,000)
Weighted average undiluted number of shares		561,887	579,118	602,586
Dilution effect		–	–	–
Weighted average diluted number of shares		561,887	579,118	602,586

Basic earnings per share in accordance with U.S. GAAP	$3.00	€2.38	€2.96	€9.45
Dilution effect	–	–	–	–
Diluted earnings per share in accordance with U.S. GAAP	$3.00	€2.38	€2.96	€9.45
Earnings per share in accordance with U.S. GAAP
From continuing operations	$3.00	€2.38	€2.96	€(0.39)
From discontinued operations				€9.78
Cumulative effect of implementing SFAS 133 as of January 1, 2001				€0.06

Diluted earnings per share from continuing operations in accordance with U.S. GAAP	$3.00	€2.38	€2.96	€(0.39)

		Year ended December 31,
	Note	2003	2003	2002
		(euros and dollars in millions)
Reconciliation of stockholders' equity to U.S. GAAP
Stockholders' equity as reported in the Consolidated Balance Sheets under German GAAP		$20,002.0	€15,878.4	€16,942.2
Minority interests		(488.9)	(388.1)	(396.3)

Stockholders' equity excluding minority interests		19,513.1	15,490.3	16,545.9
Adjustments required to conform with U.S. GAAP
Capitalization of interest	(a)	622.2	493.9	542.8
Capitalization of software developed for internal use	(b)	231.9	184.1	192.8
Accounting for pensions	(c)	1,237.7	982.5	914.0
Accounting for provisions	(d)	260.5	206.8	49.4
Accounting for derivatives at fair value and valuation of long-term foreign currency items at year end rates	(e)	(174.8)	(138.8)	(115.1)
Valuation of securities at market values	(f)	112.2	89.1	100.6
Valuation adjustments relating to companies accounted for under the equity method	(g)	229.3	182.0	138.3
Reversal of goodwill amortization and write-offs due to permanent impairment	(h)	424.6	337.1	207.4
Other adjustments	(i)	54.7	43.4	58.5
Deferred taxes and recognition of tax credit for dividend payments	(j)	(797.8)	(633.3)	(688.8)
Minority interests	(k)	(19.3)	(15.3)	(26.0)

Stockholders' equity in accordance with U.S. GAAP		$21,694.3	€17,221.8	€17,919.8

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

(b)  Capitalization of software developed for internal use

        Certain costs incurred for computer software developed or obtained for the Company's internal use are to be capitalized and amortized over the expected useful life of the software. Such costs have been expensed in these financial statements because the capitalization of self-developed intangible assets is not permissible under German GAAP.

(c)   Accounting for pensions

        Pension benefits under Company pension schemes are partly funded in a legally independent fund "BASF Pensionskasse VVaG" ("BASF Pensionskasse"). Pension liabilities and plan assets of BASF Pensionskasse are not included in BASF Group's balance sheet. However, contributions to the BASF Pensionskasse are included in expenses for pensions and assistance.

        BASF guarantees the commitments of the BASF Pensionskasse. For U.S. GAAP purposes, BASF Pensionskasse would be classified as a defined benefit plan and therefore included in the calculation of net periodic benefit cost as well as the projected benefit obligation and plan assets. The valuation of the pension obligations under the projected unit credit method and of the fund assets of BASF Pensionskasse at market values would result in a prepaid pension asset in accordance with U.S. GAAP that is not recorded in the Consolidated Financial Statements under German GAAP.

        Net periodic benefit cost in accordance with U.S. GAAP would be lower than showing the Company's contribution to the BASF Pensionskasse as expense.

        Information about the funded status of the BASF Pensionskasse is provided in the following table:

	2003	2002
	(euros in millions)
Plan assets as of December 31	€3,781.2	€3,527.9
Projected benefit obligation as of December 31	3,569.3	3,413.1

Funded status	211.9	114.8
Unrecognized actuarial losses	575.0	593.3

Prepaid pension asset	€786.9	€708.1

        The accumulated pension benefit obligation (ABO) in 2003 is €3,429.8 million and in 2002 is €3,285.4 million.

        The valuation of certain pension plans of foreign subsidiaries, in accordance with SFAS 87 also resulted in prepaid pension assets (Note 23), included in the reconciliation to U.S. GAAP. After consideration of unrecognized actuarial gains and losses, €195.6 million in 2003, and €205.9 million in 2002 were included in the reconciliation to U.S. GAAP.

(d)  Accounting for provisions

        The reconciliation item contains the following deviations:

  Provisions for part-time programs for employees nearing retirement age:

        Under German GAAP, the company records a provision for the present value of all agreed upon supplemental (top-up) payments, when the employee nearing retirement age accepts the offer of the pre-retirement part-time program. A provision is also recorded for the expected costs for agreements that are anticipated to be concluded during the term of the collective bargaining agreements, taking into consideration the ceilings on the number of employee participants provided in such collective bargaining agreements. In accordance with U.S. GAAP, provisions may only be recorded for employees who have accepted an offer, and the supplemental payments are accrued over the employee's remaining service period. This results in an increase in income under U.S. GAAP of €124.4 million in 2003, €6.0 million in 2002, and €9.6 million in 2001. Stockholders' equity increases by €140.0 million in 2003 and €15.6 million in 2002.

  Provisions for omitted maintenance procedures:

        German GAAP requires companies to accrue provisions as of the end of the year for expected costs of omitted maintenance procedures expected to take place in the first three months of the following year. Such costs would be expensed as incurred under U.S. GAAP. The amounts included in the reconciliation of net income related to maintenance provisions were €(1.7) million in 2003, €6.4 million in 2002, and €(5.6) million in 2001. The amounts in the reconciliation of stockholders' equity were €32.0 million in 2003, and €33.7 million in 2002.

  Provisions for restructuring measures:

        SFAS 146, "Accounting for Costs Associated with Exit and Disposal Activities" was applied for U.S. GAAP purposes in 2003. Under this standard, expected costs associated with the exit or disposal of business activities can only be accrued when a liability exists. This includes severance payments for employees, the cancellation of contracts, the shutdown of production facilities, and the relocation of employees.

        Since the accruals for restructuring measures under German GAAP are recorded based upon management decisions, the adoption of SFAS 146 for the first time in 2003, increased net income in accordance with U.S. GAAP by €23.5 million, and stockholders' equity by €23.3 million.

  Provisions for asset retirement obligations:

        SFAS 143, "Accounting for Asset Retirement Obligations" addresses financial accounting and reporting for obligations and costs associated with the retirement of tangible long-lived assets and was adopted in the fiscal year 2003. The expected obligations and costs associated with the demolition of plants and removal of potential damage to the environment have to be accrued as of the start of the production as additional cost for the related plants and are depreciated over the useful life. This also includes the change of these potential liabilities due to adjustments to the conditions as of the balance sheet date.

        According to German GAAP, provisions required for re-cultivation associated with oil and gas operations, especially the filling of wells and clearance of oilfields, or the operation of landfill sites are accrued over their expected service lives. The initial application of SFAS 143 did not have a material effect on net income or stockholders' equity in 2003.

(e)  Accounting for derivatives at fair value and valuation of long-term foreign currency items

        As required by SFAS 133, as amended by SFAS 138, derivative contracts are to be accounted for at fair values. Where hedge accounting is not applicable, changes in the fair values of derivative contracts are to be included in net income, together with foreign exchange gains and losses of the underlying transactions.

        Under German GAAP, unrealized gains on swaps and other forward contracts are deferred until settlement or termination while unrealized expected losses from firm commitments are recognized as of each period end. Under U.S. GAAP, these contracts are marked to market.

        Furthermore, hedge accounting by a combined valuation of underlying transaction and derivatives is allowed by SFAS 133 to a lesser extent than applied in these financial statements.

        Under German GAAP, long-term receivables and liabilities denominated in a foreign currency are converted into euros at the exchange rates of the date when the transactions took place or the lower exchange rates at the end of the year for receivables and the higher exchange rates for liabilities. U.S. GAAP requires conversion at the exchange rate at the end of the year.

(f)   Valuation of securities

        Under U.S. GAAP, available-for-sale securities are recorded at market values on the balance sheet date. If the effect comes from unrealized profits or temporary impairments, the change in valuation is immediately recognized in a separate component of stockholders' equity. Realized profits and losses are credited or charged to income, as are other than temporary impairments of value. The major part of securities and other investments are considered to be available-for-sale. Under German GAAP, such securities and other investments are valued at the lower of acquisition cost or market value at the balance sheet date.

(g)  Valuation adjustments relating to companies accounted for under the equity method

        For purposes of the reconciliation to U.S. GAAP, the earnings of companies accounted for using the equity method have been determined using valuation principles prescribed by U.S. GAAP.

(h)  Reversal of goodwill amortization and write-offs due to permanent impairment

        Goodwill is amortized over its useful life in accordance with German GAAP. The U.S. GAAP standard SFAS 142 "Goodwill and other Intangible Assets," which had to be applied for the first time in 2002, requires write-offs only based on annual impairment tests. The recoverability of goodwill is reviewed at the reporting-unit level by comparing the fair value of the reporting unit determined using discounted future cash flows, to the carrying value. There were no impairment write-downs required in 2003 or 2002. The goodwill amortization included in these financial statements is reversed and added back to net income.

        In 2001, the retroactive application of SFAS 142 would have resulted in an increase of earnings in accordance with U.S. GAAP of €243.3 million after deduction of €75.0 million of income taxes. Earnings per share would have increased by €0.40 in 2001.

(i)   Other adjustments

        This item primarily includes the adjustment of provisions for stock compensation.

        Following a resolution by the Board of Executive Directors in 2002, stock options are to be settled in cash. Under U.S. GAAP, such obligations are to be accounted for as stock appreciation rights based on the intrinsic value of the options on the balance sheet date. However, options granted in prior years, for which cash settlement was not foreseen, are to be accounted for in accordance with SFAS 123 as equity instruments based upon the fair value on the grant date.

        In the present Financial Statements, all obligations resulting from stock options are accounted for based upon the fair value on the balance sheet date. A provision is accrued over the vesting period of the options. The different accounting methods led to an increase in net income in accordance with U.S. GAAP of €17.2 million in 2003, and a decrease of €10.7 million in 2002 and €8.3 million in 2001.

        In the present Financial Statements, obligations resulting from stock options are shown as provisions. In accordance with U.S. GAAP, options for which cash settlement was not originally foreseen are recorded as additions to stockholders' equity.

        Overall, the accounting for stock options resulted in a decrease in stockholders' equity of €14.6 million in 2003, and an increase of €11.2 million in 2002.

(j)   Deferred taxes

        The adjustments required to conform with U.S. GAAP would result in taxable temporary differences between the valuation of assets and liabilities in the Consolidated Financial Statements and the carrying amount for tax purposes. Resulting adjustments for deferred taxes primarily relate to the following:

			Stockholders' equity		Net income
	Note		2003	2002	2003	2002	2001
			(euros in millions)
Capitalization of interest	(a	)	€(171.5)	€(196.6)	€11.0	€7.3	€(17.4)
Capitalization of software developed for internal use	(b	)	(69.7)	(73.0)	1.0	(10.4)	(23.1)
Accounting for pensions	(c	)	(360.6)	(333.0)	(27.7)	(22.2)	(30.2)
Accounting for provisions	(d	)	(78.8)	(19.7)	(59.1)	(5.8)	(2.1)
Accounting for derivatives at fair value and valuation of long-term foreign currency items at year end rates	(e	)	48.9	30.1	6.3	35.3	28.1
Valuation of securities at market values	(f	)	0.1	–	(17.2)	62.2	0.7
Valuation adjustments relating to companies accounted for under the equity method	(g	)	–	–	–	45.7	(0.5)
Reversal of goodwill amortization and write-offs due to permanent impairment	(h	)	(97.0)	(59.7)	(45.9)	(60.7)	–
Other adjustments	(i	)	95.3	87.3	8.0	(5.5)	(81.1)
Recognition of tax credit for dividend payments	(j	)	–	(124.2)	124.2	2.2	(126.4)

			€(633.3)	€(688.8)	€0.6	€48.1	€(252.0)

        Other adjustments include in 2001 expenses from the elimination of deferred taxes on tax loss carryforwards, which are recorded in the financial statements since 2001.

        The change of the deferred taxes for foreign currency translation adjustments is recognized in other comprehensive income.

        Following a change in German tax law in 2003, the tax credit related to the distribution of retained earnings previously taxed at higher rates can only be used to reduce corporate income taxes in installments starting in 2006. In 2002 and 2001, the tax credit for dividend payments was booked in the financial year for which the dividend was recommended, in accordance with the tax-law situation that was valid in those years.

        In accordance with U.S. GAAP, such tax credits are to be recognized as a reduction of income tax expenses in the period in which the tax credits will be recognized for tax purposes. The previous difference in the treatment of tax credits has been discontinued. The previous adjustments in income and stockholders' equity according to U.S. GAAP were eliminated in 2003.

(k)  Minority interests

        The share of minority shareholders in the aforementioned reconciliation items to U.S. GAAP of net income and stockholders' equity are reported separately.

        Consolidation of majority-owned subsidiaries:    U.S. GAAP requires the consolidation of all controlled subsidiaries. Under German GAAP, the Company does not consolidate certain subsidiaries if their individual or their combined effect on financial position, results of operations and cash flows is not material. The effect of non-consolidated subsidiaries for 2003, 2002 and 2001, on total assets, total liabilities, stockholders' equity, net sales and net income was less than 2%.

        Additionally, under German GAAP, the Company accounts on a prospective basis for previous unconsolidated subsidiaries that are added to the scope of consolidation. U.S. GAAP requires consolidation for all periods that a subsidiary is controlled. The effects of adding previously unconsolidated companies to the scope of consolidation on net sales, net income, assets and liabilities was immaterial.

        Balance Sheet presentation:    The classification of the balance sheet is as required by German GAAP. Noncurrent portions of receivables and prepaid expenses are disclosed in Notes 17 and 19. Current portions of provisions and liabilities are disclosed in Notes 24 and 25.

New U.S. GAAP accounting standards not yet adopted

        FIN 46, "Consolidation of Variable Interest Entities," which was issued in January 2003 and revised in December 2003, requires consolidation of variable interest entities by the primary beneficiary, even in the absence of a majority of the voting rights. FIN 46 is to be applied for interests in special purpose entities for periods ending after December 15, 2003 and for interests in all other entities for periods ending after March 15, 2004. The application of FIN 46 within the BASF group was analyzed, and it was determined that it would not have a significant impact on the assets, profitability, or financial situation of the BASF Group.

Reporting of comprehensive income

        Comprehensive income in accordance with SFAS 130, "Reporting Comprehensive Income," includes the impact of expenses and earnings that are not included in net income under U.S. GAAP.

	Year ended December 31,
	2003	2002	2001
	(euros in millions)
Comprehensive income
Net income in accordance with U.S. GAAP (before other comprehensive income)	€1,337.7	€1,716.9	€5,692.4
Change of foreign currency translation adjustments
/*/ Gross	(729.3)	(908.6)	(116.0)
/*/ Deferred taxes	38.0	24.3	0.7
Changes in unrealized holding gains on securities
/*/ Gross	(5.2)	(262.8)	113.5
/*/ Deferred taxes	17.2	71.8	(38.2)
Changes in unrealized losses from cash flow hedges
/*/ Gross	0.5	(4.6)	–
/*/ Deferred taxes	(0.2)	1.6	–
Additional minimum liability for pensions
/*/ Gross	(18.5)	(17.8)	–
/*/ Deferred taxes	–	5.4	–

Other comprehensive income (loss), net of tax	(697.5)	(1,090.7)	(40.0)

Comprehensive income, net of tax	€640.2	€626.2	€5,652.4

	Year ended December 31,
	2003	2002
	(euros in millions)
Statement of stockholders' equity
Stockholders' equity in accordance with U.S. GAAP before accumulated other comprehensive income	€18,226.2	€18,226.7
Accumulated other comprehensive income:
Translation adjustments
/*/ Gross	(1,077.7)	(348.4)
/*/ Deferred taxes	52.0	14.0
Unrealized holding gains on securities
/*/ Gross	100.6	105.8
/*/ Deferred taxes	(45.7)	(62.9)
Unrealized losses from cash flow hedges
/*/ Gross	(4.1)	(4.6)
/*/ Deferred taxes	1.4	1.6
Additional minimum liability for pensions
/*/ Gross	(36.3)	(17.8)
/*/ Deferred taxes	5.4	5.4

Accumulated other comprehensive income:	(1,004.4)	(306.9)

Total stockholders' equity in accordance with U.S. GAAP including comprehensive income	€17,221.8	€17,919.8

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

        The business segment Plastics (known as "Plastics & Fibers" until April 30, 2003) includes the operating divisions Styrenics, Performance Polymers and Polyurethanes. The segment was renamed following the divestiture of the nylon fiber business to Honeywell, United States.

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

        The Oil & Gas segment consists of the operating division Oil & Gas, which conducts oil and gas exploration and production, and trades in natural gas.

        Business activities not allocated to any operating division are shown as "Other" and comprise the sale of feedstock, remaining fertilizers activities, engineering and other services as well as rental income. The income from operations recorded as "Other" includes mainly costs of exploratory and biotechnological research of €181 million in 2003 (€197 million in 2002, €202 million in 2001). "Other" also includes net losses from foreign currency transactions of €(1) million in 2003, €(143) million in 2002, and €(35) million in 2001, which are related to financial indebtedness and foreign currency derivatives, and are not allocated to the segments.

        Transfers between the reportable segments are generally valued at market-based prices, and the revenues generated by these transfers are shown in the table below as "Intersegmental transfers."

        The allocation of assets and depreciation to the segments is based on economic ownership. Assets used by more than one segment are allocated based on the percentage of usage.

Segment Data 2003

	Agricultural Products & Nutrition Thereof
	Chemicals	Plastics*	Performance Products	Agricultural Products	Fine Chemicals	Total	Oil & Gas	Other	Total
	(euros in millions)
Net sales	€5,752	€8,787	€7,633	€3,176	€1,845	€5,021	€4,791	€1,377	€33,361
Change (%)	8.2	3.7	(4.8)	7.5	(6.3)	2.0	14.1	7.2	3.6
Intersegmental transfers	2,680	541	301	24	20	42	498	618	4,680

Sales including transfers	8,432	9,328	7,934	3,200	1,865	5,063	5,289	1,995	38,041
Income from operations	393	296	478	234	125	359	1,365	(233)	2,658
Change (%)	(38.1)	(49.1)	(26.0)	283.6	–	552.7	12.8	52.2	0.6
Assets	4,720	5,598	4,656	5,523	1,303	6,826	3,711	8,091	33,602
Return on operational assets (%)	8.1	5.0	9.7	4.4	9.3	5.4	37.1	–	9.5
Research and development expense	108	142	240	239	70	309	123	183	1,105
Additions to tangible and intangible fixed assets	527	539	236	1,133	140	1,273	323	518	3,416
Depreciation of tangible and intangible fixed assets	535	498	429	391	131	522	369	99	2,452

*
Segment was previously "Plastics & Fibers" until April 30, 2003.

Segment Data 2002

	Agricultural Products & Nutrition Thereof
	Chemicals	Plastics & Fibers	Performance Products	Agricultural Products	Fine Chemicals	Total	Oil & Gas	Other	Total
	(euros in millions)
Net sales	€5,317	€8,477	€8,014	€2,954	€1,970	€4,924	€4,199	€1,285	€32,216
Change (%)	18.3	3.6	(1.7)	(15.1)	(0.7)	(15.5)	(7.0)	(3.0)	(0.9)
Intersegmental transfers	2,598	436	326	21	36	44	363	564	4,331

Sales including transfers	7,915	8,913	8,340	2,975	2,006	4,968	4,562	1,849	36,547
Income from operations	635	582	646	61	(6)	55	1,210	(487)	2,641
Change (%)	75.4	–	–	238.9	97.1	–	(7.5)	(25.5)	117.0
Assets	4,997	6,174	5,218	5,092	1,392	6,484	3,648	8,565	35,086
Return on operational assets (%)	12.9	9.3	11.5	1.1	–	0.8	35.6	–	8.9
Research and development expense	98	138	222	285	82	367	113	197	1,135
Additions to tangible and intangible fixed assets	495	636	288	88	157	245	920	471	3,055
Depreciation of tangible and intangible fixed assets	507	532	488	395	143	538	294	105	2,464

Segment Data 2001

	Agricultural Products & Nutrition Thereof
	Chemicals	Plastics & Fibers	Performance Products	Agricultural Products	Fine Chemicals	Pharmaceuticals*	Total	Oil & Gas	Other	Total
	(euros in millions)
Net sales	€4,494	€8,185	€8,154	€3,478	€1,984	€364	€5,826	€4,516	€1,325	€32,500
Change (%)	(0.2)	(25.8)	(3.1)	43.2	14.1	(85.6)	(13.0)	14.1	(1.4)	(9.6)
Intersegmental transfers	2,452	406	322	30	29	5	62	413	477	4,132

Sales including transfers	6,946	8,591	8,476	3,508	2,013	369	5,888	4,929	1,802	36,632
Income from operations	362	(2)	99	18	(210)	30	(162)	1,308	(388)	1,217
Change (%)	(43.4)	–	(83.1)	–	–	(87.7)	21.0	(0.2)	(138.0)	(60.4)
Assets	4,847	6,344	6,048	6,377	1,488	–	7,865	3,149	8,622	36,875
Return on operational assets (%)	8.0	–	1.6	0.3	–	–	–	39.1	–	3.9
Research and development expenses	109	146	197	345	78	74	497	95	203	1,247
Additions to tangible and intangible fixed assets	929	891	418	130	199	20	349	229	497	3,313
Depreciation of tangible and intangible fixed assets	457	679	661	496	191	28	715	302	111	2,925

*
until the end of February 2001

Geographical segment data

	Europe	Thereof Germany	North America (NAFTA)	South America	Asia, Pacific Area, Africa	Total
	(euros in millions)
2003
Location of customers
Sales	€19,120	€7,073	€7,163	€1,765	€5,313	€33,361
Change (%)	8.0	1.9	(8.3)	6.3	5.2	3.6
Share (%)	57.3	21.2	21.5	5.3	15.9	100.0
Location of companies
Sales	20,372	14,070	7,214	1,472	4,303	33,361
Sales including transfers	22,879	16,278	7,778	1,537	4,572	36,766
Income from operations	2,224	1,642	10	206	218	2,658
Assets	20,370	12,365	7,215	1,327	4,690	33,602
Additions to tangible and intangible fixed fixed assets	2,255	961	429	65	667	3,416
Depreciation of tangible and intangible assets	1,477	866	630	107	238	2,452
2002
Location of customers
Sales	€17,697	€6,944	€7,808	€1,660	€5,051	€32,216
Change (%)	(1.6)	(3.7)	2.0	(24.1)	8.1	(0.9)
Share (%)	54.9	21.6	24.2	5.2	15.7	100.0
Location of companies
Sales	18,987	13,315	7,932	1,347	3,950	32,216
Sales including transfers	21,471	15,588	8,465	1,449	4,241	35,626
Income from operations	2,357	1,690	23	58	203	2,641
Assets	19,665	13,438	9,299	1,316	4,806	35,086
Additions to tangible and intangible fixed assets	1,997	1,008	373	88	597	3,055
Depreciation of tangible and intangible fixed assets	1,317	855	812	80	255	2,464
2001
Location of customers
Sales	€17,984	€7,212	€7,654	€2,188	€4,674	€32,500
Change (%)	(10.5)	(8.7)	(9.1)	(12.5)	(5.1)	(9.6)
Share (%)	55.3	22.2	23.6	6.7	14.4	100.0
Location of companies
Sales	19,399	13,417	7,772	1,842	3,487	32,500
Sales including transfers	21,652	15,512	8,440	1,927	3,770	35,789
Income from operations	1,926	1,347	(678)	(3)	(28)	1,217
Assets	19,296	13,318	10,616	2,201	4,762	36,875
Additions to tangible and intangible fixed assets	1,539	933	759	144	871	3,313
Depreciation of tangible and intangible fixed assets	1,445	935	1,149	85	246	2,925

6.    Other operating income

	2003	2002	2001
	(euros in millions)
Release and adjustment of provisions	€170.4	€107.2	€164.4
Income from miscellaneous revenue-generating activities	56.6	114.5	115.9
Gains from foreign currency transactions	48.3	41.8	173.7
Gains from foreign currency conversion	80.6	152.6	78.9
Gains from disposal of assets	23.2	22.6	91.7
Other	181.4	277.3	256.9

	€560.5	€716.0	€881.5

        Release and adjustments of provisions relate principally to sales and purchase provisions, personnel cost provisions, maintenance provisions and various other items in the normal course of business.

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

        Gains from the disposal of assets in 2003 are primarily related to the sale of the soil conditioner business in the Agricultural Products and Nutrition segment. Gains in 2002 were related to the ordinary course of business. Gains in 2001 were especially related to the sale of the generics business of the Pharmaceuticals operating division to Novartis.

        Other includes dissolution of valuation allowances on receivables, miscellaneous sales and various other sundry items.

7.    Other operating expenses

	2003	2002	2001
	(euros in millions)
Integration measures, restructuring and shutdowns	€460.9	€276.6	€1,006.6
Environmental protection and safety measures, costs of demolition of fixed assets and costs related to the preparation of capital expenditure projects	179.7	269.1	260.8
Goodwill amortization	167.3	211.8	252.0
Costs from miscellaneous revenue-generating activities	56.8	112.1	122.5
Losses from foreign currency transactions	45.5	258.7	282.2
Losses from foreign currency conversion	114.9	68.2	33.0
Losses from disposal of assets	23.6	25.7	30.8
Other	552.0	653.5	938.5

Total	€1,600.7	€1,875.7	€2,926.4

        Integration measures, restructuring and shutdowns in 2003 primarily contain efficiency improvements related to the Ludwigshafen site project, as well as expenses related to the corporate services restructuring in North America (NAFTA).

        Measures in 2002 were mainly related to the closure of the ethylene oxide and glycol plants in North America (NAFTA), several measures in the Agricultural Products & Nutrition Segment, as well as expenses associated with restructuring at the Ludwigshafen site.

        In 2001, charges arose primarily for the planned shutdown of sites and plants in North America (NAFTA), South America, the United Kingdom, the Netherlands, Germany, Australia and other countries. Additionally, restructuring measures were necessary at European companies due to reorganization of marketing and sales structures. These charges amounted to €747.4 million in total.

        Environmental protection measures of €9.6 million in 2003, €10.3 million in 2002, and €20.7 million in 2001 were accrued. Further expenses are related to the cost of demolition of fixed assets as well as the preparation of capital expenditure projects if these costs did not fulfill the requirements for capitalization.

        Costs from miscellaneous revenue-generating activities represents costs related to other miscellaneous revenue-generating activities as shown in Note 6.

        Other includes in 2003, valuation adjustments in accounts receivable, the write-off of no longer usable inventories, and many other items.

        In 2002, provisions of €100 million for damage claims associated with antitrust violations in the vitamins business were accrued. Further charges relate in particular to amortization of intangible assets as well as various other items.

        In 2001, additional provisions of €200 million were accrued for the fine imposed by the E.U. Commission related to the antitrust proceedings against several vitamins producers. Further charges related to provisions for expected losses on accounts receivables in Argentina, waiving the peg of the Argentine peso to the U.S. dollar, as well as scrapping of inventories.

8.    Financial result

	Year ended December 31
	2003	2002	2001
	(euros in millions)
Income from participating interests and similar income	€126.3	€131.8	€49.3
Thereof from affiliated companies	21.4	18.1	14.3
Income from profit transfer agreements	2.7	10.3	4.2
Losses from loss transfer agreements	(12.7)	(8.1)	(11.0)
Income (losses) from companies accounted for under the equity method	(122.8)	(10.2)	(251.8)

Net income (loss) from financial assets	(6.5)	123.8	(209.3)

Write-down of, and losses from, retirement of financial assets as well as securities held as current assets	(260.4)	(31.2)	(22.7)

Income from other securities and financial assets	9.9	17.2	13.7
Thereof from affiliated companies	2.9	3.7	1.3
Other interest, income from sale of marketable securities and similar income	131.3	274.0	157.0
Thereof from affiliated companies	6.5	11.2	18.7
Interest and similar expenses	(364.5)	(383.6)	(546.9)
Thereof to affiliated companies	(12.5)	(21.0)	(12.8)

Interest result	(223.3)	(92.4)	(376.2)

Financial result	€(490.2)	€0.2	€(608.2)

        Shares in participating interests were sold in 2003 resulting in income from participating interests and similar income of €41.7 million.

        In 2002, income from participating interests and similar income included special income of €85.5 million from the sale of BASF Waren- und Anlagenvetriebs- und -leasing Gesellschaft mbH.

        Amortization of goodwill of companies accounted for under the equity method totaling €74.3 million in 2003 (2002: €87.7 million, 2001: €67.6 million) as well as income from the release of negative goodwill of €2.0 million in 2001 are included in income (losses) from companies accounted for under the equity method.

        The income (losses) from companies accounted for under the equity method included in 2001 charges at Basell Group for closures of its sites in Wilton, United Kingdom, and Tarragona, Spain, as well as restructuring charges for sites in the United States.

        Write-down of, and losses from, retirement of financial assets as well as securities held as current assets relate in particular to a write-down for the participation in DyStar Textilfarben GmbH & Co. Deutschland KG and DyStar Textilfarben GmbH in 2003.

        The valuation of DAX-LIBOR swaps is included within interest income. In 2003 the valuation of DAX-LIBOR swaps at their fair values produced income of €28 million, following a loss of €48 million in 2002.

        Other interest, income from the sale of marketable securities and similar income included gains from the sale of securities and swaps of €243 million in 2002 and €0 in 2003 and 2001.

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

10.  Income taxes

	2003	2002	2001
	(euros in millions)
German corporate income tax	€378.5	€389.8	€449.1
German trade income tax	131.7	65.9	104.9
Foreign income tax	293.2	261.5	242.7
Income taxes on oil-producing operations non-compensable with German corporate income tax	504.8	427.1	487.1
Taxes for prior years	(10.3)	(53.8)	(32.7)

Current taxes	1,297.9	1,090.5	1,251.1
Deferred taxes	(106.4)	(48.3)	(296.6)

Income taxes	€1,191.5	€1,042.2	€954.5

Other taxes	151.8	168.4	174.6

Tax expense	€1,343.3	€1,210.6	€1,129.1
Thereof income taxes on extraordinary income	–	–	145.0

        "Other taxes" includes real estate taxes and other comparable taxes; they are shown under the appropriate functional costs of the statement of income.

        Following a change in German tax law in 2003, corporate income tax reductions for dividend payments that were taxed at a higher rate in prior years can only be claimed in installments starting from 2006. In 2002, a refund claim was presented as a tax receivable and reduction of tax expenses in accordance with the tax-law situation that was valid at the time. The reversal of this receivable led to a charge of €124.2 we have appealed the first as assessment relating to this change in the law in 2003.

        The regional breakdown of income before taxes from ordinary activities was as follows:

	2003	2002	2001
	(euros in millions)
Germany	€1,332.1	€1,858.2	€970.1
Foreign	835.9	782.7	(361.4)

	€2,168.0	€2,640.9	€608.7

        A federal German corporate income tax of 25% plus a 5.5% solidarity surcharge is levied on corporate income. As a result of the German Flood Victim Solidarity Act, the corporate tax was raised on a one-time basis in 2003 from 25% to 26.5%.

        In addition to corporate income tax, earnings generated in Germany are subject to a trade income tax that varies depending on the municipality in which the company is located. After accounting for trade income tax, which is a deductible operating expense, BASF has a weighted average trade income tax rate of 15.3%. Because German trade income tax is deductible, it also reduces the assessment basis for corporate income tax.

        Income from foreign sources is taxed at the income tax rates applicable in the respective countries of domicile.

        For German companies, deferred taxes are calculated using a tax rate of 38%. For foreign companies, deferred taxes are calculated using the tax rates applicable in the individual foreign countries. Such rates averaged 33% in 2003, 30% in 2002, and 34% in 2001.

        Income from foreign sources that are distributed in the form of a dividend to the parent company is up to 95% exempt from additional German corporate income tax. Income taxes on oil-producing operations in certain regions, which can amount to up to 85%, may be compensated up to the level of the German corporate income tax on this foreign taxable income. The non-compensable amount is shown separately in the reconciliation from the statutory tax rate in Germany to the effective tax rate.

Reconciliation from the statutory tax rate in Germany to the effective tax rate

	2003		2002		2001
	Amount	%	Amount	%	Amount	%
	(euros in millions)
German corporate income tax (excluding extraordinary income in 2001)	€542.0	25.0	€660.2	25.0%	€152.2	25.0%
Additional corporate tax due to the German Flood Victim Solidarity Act	18.6	0.9	–	–	–	–
Solidarity surcharge	18.1	0.8	20.5	0.8	26.2	4.3
Credit for dividend distribution	124.2	5.7	(124.2)	(4.7)	(126.4)	(20.7)
German trade income tax net of corporate income tax	98.8	4.6	49.5	1.9	78.7	13.0
Foreign tax-rate differential	64.2	3.0	37.1	1.4	34.3	5.6
Non-taxable income	(82.5)	(3.8)	(190.8)	(7.2)	(72.9)	(12.0)
Non-deductible expenses, including amortization of goodwill	139.4	6.4	130.6	4.9	242.0	39.8
Loss from companies accounted for under the equity method	30.7	1.4	2.6	0.1	63.0	10.3
Taxes for previous years	(134.5)	(6.2)	(53.8)	(2.0)	(32.7)	(5.4)
Income taxes on oil-producing operations non-compensable with German corporate income tax	504.8	23.3	427.1	16.2	487.2	80.0
Other	(132.3)	(6.1)	83.4	3.1	(42.0)	(6.9)

Income taxes/effective tax rate	€1,191.5	55.0%	€1,042.2	39.5%	€809.6	133.0%

        Deferred taxes are recorded in conformity with U.S. GAAP. Beginning in 2001, deferred tax assets on tax loss carryforwards including those for prior years are recorded. If expected future earnings of a company make it more likely than not that the future tax benefits will not be realized, adequate valuation allowances are established.

        Deferred tax assets or liabilities relate to the following items:

	2003	2002
	(euros in millions)
Intangible assets	€(102.0)	€(29.1)
Property, plant and equipment	(412.6)	(311.3)
Financial assets	37.4	(20.1)
Inventories and accounts receivable	77.5	52.7
Provisions for pensions and similar obligations	91.2	78.7
Other provisions and liabilities	563.0	581.4
Loss carryforwards	794.6	744.9
Securities and others	369.7	245.5
Valuation allowances	(171.8)	(138.5)
Thereof for loss carryforwards	(72.8)	(97.8)

Total	€1,247.0	€1,204.2

Thereof short-term	428.6	493.2

Deferred tax liabilities
Property, plant and equipment	325.0	323.7
Intangible assets	119.7	73.7
Other	39.2	40.0

Total	€483.9	€437.4

Thereof short-term	67.0	29.4

        Deferred tax liabilities are included in "provisions for taxes" in the Consolidated Balance Sheets. The regional distribution of tax loss carryforwards is as follows:

	2003	2002
	(euros in millions)
Tax loss carryforwards
German subsidiaries	€37.5	€5.5
Foreign subsidiaries	2,087.9	2,085.4

Total	€2,125.4	€2,090.9

        German tax losses may be carried forward indefinitely. Foreign loss carryforwards exist primarily in North America (NAFTA). These expire starting in 2020.

11.  Minority interests

	2003	2002	2001
	(euros in millions)
Minority interests in profits	€106.2	€125.0	€91.7
Minority interests in losses	39.9	30.7	124.3

	€66.3	€94.3	€(32.6)

        Minority interests in profits relate primarily to the Group companies engaged in trading and distribution of natural gas, and, in 2003 as well to the operating company for the steam cracker in Port Arthur, Texas.

        Minority interests in losses in 2003 and 2002 are mainly related to BASF SONATRACH PropanChem S.A., Spain. Minority interests in losses in 2001 relate mainly to BASF PETRONAS Chemicals Sdn. Bhd., Malaysia and BASF FINA Petrochemicals Ltd., United States.

        See Note 22 for a detailed analysis of consolidated subsidiaries with minority shareholdings.

12.  Other information

Additional information on statements of cash flows

        Cash generated from operating activities was derived after interest payments of €276.3 million in 2003, €281.8 million in 2002, and €428.9 million in 2001. Income taxes paid totaled €1,013.1 million in 2003, €1,021.2 million in 2002, and €1,214.9 million in 2001.

Personnel costs

	2003	2002	2001
	(euros in millions)
Wages and salaries	€4,653.5	€4,751.3	€4,857.8
Social security contributions and expenses for pensions and assistance	1,237.1	1,223.6	1,170.2
Thereof for pensions	432.7	424.2	372.2

Total	€5,890.6	€5,974.9	€6,028.0

        German Group companies incurred costs for employee representatives to comply with statutory regulations of €10.5 million in 2003, €11.3 million in 2002 and €9.9 million in 2001.

Average number of employees

	Fully consolidated companies			Proportionally consolidated companies
	2003	2002	2001	2003	2002	2001
Europe	60,954	62,461	64,068	251	254	258
Thereof Germany	49,339	50,504	51,368	15	16	20
North America (NAFTA)	12,657	13,661	15,007	613	724	684
South America	5,053	5,391	6,088	–	–	–
Asia, Pacific Area, Africa	8,480	8,389	8,660	1.182	1,016	900

BASF Group	87,144	89,902	93,823	2,046	1,994	1,842

Thereof with trainee contracts	2,669	2,752	2,868	2	6	7
Thereof with limited-term contracts	1,750	1,838	2,320	390	164	85

        The number of employees of proportionally consolidated companies is shown above in full. If they are taken into account at 50%, the average number of personnel for the Company was 88,167 in 2003, 90,899 in 2002, and 94,744 in 2001.

        As a result of the acquisition of Honeywell's business with engineering plastics in 2003, 263 employees transferred to BASF. At the same time, 140 BASF employees transferred to Honeywell as part of the sale of our fibers business. In 2004, about 1,200 additional BASF employees will transfer to Honeywell.

Compensation for the Board of Executive Directors and Supervisory Board of BASF Aktiengesellschaft

	2003	2002	2001
	(euros in million)
Board of Executive Directors emoluments	€11.9	€13.6	€9.3
Thereof fixed payments	4.6	4.4	3.9
Thereof performance-related payments	7.3	9.2	5.4
Exercise of option rights by the Board of Executive Directors	2.3	1.7	–
Supervisory Board emoluments	2.2	2.2	2.0
Thereof fixed payments	0.5	0.5	0.1
Thereof performance-related payments	1.7	1.7	1.9
Total emoluments of former members of the Board of Executive Directors and their surviving dependents	6.7	5.0	4.8
Exercise of option rights by former members of the Board of Executive Directors and their surviving dependents	1.3	1.1	–
Pension provisions for former members of the Board of Executive Directors and their surviving dependents	58.1	55.7	57.3
Loans to the Board of Executive Directors and the Supervisory Board	–	–	–
Contingent liabilities for the benefit of the Board of Executive Directors and the Supervisory Board	–	–	–

        The criterion used to determine the size of performance-related bonuses is the return on assets, which corresponds to income from ordinary activities plus interest expenses as a percentage of average assets.

        In 2003, the members of the Board of Executive Directors were also granted 116,612 options under the BASF stock option program. Together with the options granted in previous years, and the options already exercised, current and former members of the Board of Executive Directors hold 477,006 options. In 2003, the issue of options resulted in additional personnel costs totaling €3.9 million. Of this amount, €0.6 million was related to options issued in 2003, and €3.3 million to options issued in 1999 through 2002, which result in personnel costs over the vesting period.

        In 2003, the exercising of options granted in 1999 and 2000 resulted in cash payments totaling €2.3 million to members of the Board of Executive Directors and €1.3 million to previous members or their surviving dependants. The cash payments do not influence personnel costs associated with the issuing of options, as the payments were charged against provisions established for this purpose in previous years. See Note 28 for further details.

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

13.  Intangible assets

	Concessions, trademarks and similar rights and values	Goodwill	Advance payments	Total
	(euros in millions)
Acquisition costs
Balance as of January 1, 2003	€2,458.8	€2,949.7	€13.8	€5,422.3
Change in scope of consolidation	44.5	(12.8)	•	31.7
Additions	761.7	360.4	0.2	1,122.3
Disposals	139.0	319.6	–	458.6
Transfers*	(95.5)	(273.1)	(12.4)	(381.0)

Balance as of December 31, 2003	3,030.5	2,704.6	1.6	5,736.7

Amortization
Balance as of January 1, 2003	1,079.9	876.6	1.2	1,957.7
Change in scope of consolidation	•	(2.1)	–	(2.1)
Additions	333.4	167.3	•	500.7
Disposals	106.6	305.3	–	411.9
Transfers*	(30.6)	(70.3)	–	(100.9)

Balance as of December 31, 2003	1,276.1	666.2	1.2	1,943.5

Net book value as of December 31, 2003	€1,754.4	€2,038.4	€0.4	€3,793.2

Acquisition costs
Balance as of January 1, 2002	€2,403.3	€3,269.0	€8.1	€5,680.4
Change in scope of consolidation	–	0.3	–	0.3
Additions	288.3	83.8	5.5	377.6
Disposals	91.2	8.4	–	99.6
Transfers*	(141.6)	(395.0)	0.2	(536.4)

Balance as of December 31, 2002	2,458.8	2,949.7	13.8	5,422.3

Amortization
Balance as of January 1, 2002	971.7	764.8	1.2	1,737.7
Change in scope of consolidation	–	0.2	–	0.2
Additions	240.6	211.8	•	452.4
Disposals	87.0	4.8	–	91.8
Transfers*	(45.4)	(95.4)	–	(140.8)

Balance as of December 31, 2002	1,079.9	876.6	1.2	1,957.7

Net book value as of December 31, 2002	€1,378.9	€2,073.1	€12.6	€3,464.6

*
Transfers including foreign currency translation adjustments in those cases where the conversion took place at current exchange rates.

        Additions in 2003 primarily relate to the acquisition of the fipronil crop protection business from Bayer CropScience (goodwill of €302 million in the Agricultural Products segment) and the purchase of the worldwide engineering plastics business from Honeywell, United States (goodwill of €58 million in the Plastics segment). Net disposals of goodwill of €14 million in 2003 relates to the sale of the soil improvements products business in the Agricultural Products segment. Additions in 2002 primarily include concessions for oil and gas production in the Dutch North Sea and goodwill of €66 million from the acquisition of Clyde Netherlands B.V. and Clyde Petroleum Exploratle B.V., the Netherlands in the Oil & Gas segment.

        On December 31, 2003, the carrying value of goodwill is allocated primarily to the following reportable segments: Plastics, €118 million (2002: €93 million); Performance Products; €253 million (2002: €331 million); Agricultural Products, €1,567 million (2002: €1,545 million); and Oil & Gas, €64 million (2002: €66 million).

14.  Property, plant and equipment

	Land, land rights and buildings including buildings on land owned by others	Machinery and technical equipment	Miscellaneous equipment and fixtures	Advance payments and construction in progress	Total
	(euros in millions)
Acquisition costs
Balance as of January 1, 2003	€6,488.3	€29,231.7	€2,780.0	€2,099.5	€40,599.5
Change in scope of consolidation	(4.5)	0.3	(0.8)	45.9	40.9
Additions	85.8	642.1	136.9	1,428.3	2,293.1
Disposals	171.5	1,127.9	147.8	25.4	1,472.6
Transfers*	(83.9)	(287.7)	(68.8)	(1,448.4)	(1,888.8)

Balance as of December 31, 2003	6,314.2	28,458.5	2,699.5	2,099.9	39,572.1

Depreciation
Balance as of January 1, 2003	3,814.2	20,782.7	2,251.3	6.6	26,854.8
Change in scope of consolidation	(3.8)	–	(0.9)	–	(4.7)
Additions	174.8	1,568.8	194.3	13.4	1,951.3
Disposals	129.0	1,043.0	134.0	12.7	1,318.7
Transfers*	(111.6)	(763.9)	(105.0)	•	(980.5)

Balance as of December 31, 2003	3,744.6	20,544.6	2,205.7	7.3	26,502.2

Net book value as of December 31, 2003	€2,569.6	€7,913.9	€493.8	€2,092.6	€13,069.9

Acquisition costs
Balance as of January 1, 2002	€6,706.0	€28,568.1	€2,922.5	€2,881.4	€41,078.0
Change in scope of consolidation	21.4	13.8	2.6	–	37.8
Additions	96.5	780.3	144.8	1,655.4	2,677.0
Disposals	109.9	500.3	244.3	27.9	882.4
Transfers*	(225.7)	369.8	(45.6)	(2,409.4)	(2,310.9)

Balance as of December 31, 2002	6,488.3	29,231.7	2,780.0	2,099.5	40,599.5

Depreciation
Balance as of January 1, 2002	3,848.9	20,692.7	2,343.2	3.4	26,888.2
Change in scope of consolidation	0.6	8.1	1.7	–	10.4
Additions	210.1	1,587.2	211.2	3.4	2,011.9
Disposals	75.7	477.4	229.1	0.2	782.4
Transfers*	(169.7)	(1,027.9)	(75.7)	–	(1,273.3)

Balance as of December 31, 2002	3,814.2	20,782.7	2,251.3	6.6	26,854.8

Net book value as of December 31, 2002	€2,674.1	€8,449.0	€528.7	€2,092.9	€13,744.7

*
Transfers including foreign currency translation adjustments in those cases where the conversion took place at current exchange rates.

        Impairment losses in 2003 in the amount of €81.1 million relate to various production sites. Impairment losses in 2002 in the amount of €51.4 million were primarily necessary due to dry holes at Wintershall AG.

15.  Financial assets

Developments in 2003 Participations and securities held as fixed assets	Shares in affiliated companies	Shares in associated companies	Shares in participating interests	Securities held as in fixed assets	Participations and securities held as fixed assets (subtotal)
	(euros in millions)
Acquisition costs
Balance as of January 1, 2003	€684.0	€1,848.8	€279.2	€13.1	€2,825.1
Change in scope in consolidation	16.5	(9.5)	–	–	7.0
Additions	52.7	4.3	5.7	1.9	64.6
Disposals	235.7	6.5	23.8	0.1	266.1
Transfers*	(5.4)	(282.5)	–	(0.5)	(288.4)

Balance as of December 31, 2003	512.1	1,554.6	261.1	14.4	2,342.2

Accumulated depreciation
Balance as of January 1, 2003	47.9	1.0	0.1	1.7	50.7
Change in scope of consolidation	4.9	–	–	–	4.9
Additions	37.6	163.8	–	•	201.4
Disposals	0.2	0.2	–	•	0.4
Transfers*	(0.5)	(145.6)	–	•	(146.1)

Balance as of December 31, 2003	89.7	19.0	0.1	1.7	110.5

Net book value as of December 31, 2003	€422.4	€1,535.6	€261.0	€12.7	€2,231.7

Developments in 2003 Participations and securities held as fixed assets	Loans to affiliated companies	Loans to associated companies and participating interests	Other loans and investments	Loans and other investments (subtotal)	Total financial assets
	(euros in millions)
Acquisition costs
Balance as of January 1, 2003	€125.6	€301.7	€79.2	€506.5	€3,331.6
Change in scope of consolidation	(52.0)	–	–	(52.0)	(45.0)
Additions	29.4	1.3	30.0	60.7	125.3
Disposals	2.9	33.2	24.2	60.3	326.4
Transfers*	(5.6)	(21.0)	(7.6)	(34.2)	(322.6)

Balance as of December 31, 2003	94.5	248.8	77.4	420.7	2,762.9

Accumulated depreciation
Balance as of January 1, 2003	14.2	14.7	3.1	32.0	82.7
Change in scope of consolidation	(7.2)	–	–	(7.2)	(2.3)
Additions	11.3	14.7	2.3	28.3	229.7
Disposals	–	0.2	0.2	0.4	0.8
Transfers*	•	–	0.1	0.1	(146.0)

Balance as of December 31, 2003	18.3	29.2	5.3	52.8	163.3

Net book value as of December 31, 2003	€76.2	€219.6	€72.1	€367.9	€2,599.6

        In 2003, disposals of "Shares in affiliated companies" primarily concerned a capital reduction for BASF Future Business GmbH of €175.0 million. Transfers of "Shares in associated companies" include the participation in the DyStar group, which was accounted for according to the equity method until

September 2003. Since then, the holdings of the DyStar Textilfarben GmbH & Co. Deutschland KG and DyStar Textilfarben GmbH are accounted for as other assets, due to the intent to dispose of the assets.

Developments in 2002 Participations and securities held as fixed assets	Shares in affiliated companies	Shares in associated companies	Shares in participating interests	Securities held as in fixed assets	Participations and securities held as fixed assets (subtotal)
	(euros in millions)
Acquisition costs
Balance as of January 1, 2002	€605.1	€1,870.7	€232.7	€27.2	€2,735.7
Change in scope of consolidation	12.2	–	–	–	12.2
Additions	80.0	23.4	39.0	1.3	143.7
Disposals	29.3	1.8	1.7	0.4	33.2
Transfers*	16.0	(43.5)	9.2	(15.0)	(33.3)

Balance as of December 31, 2002	684.0	1,848.8	279.2	13.1	2,825.1

Accumulated depreciation
Balance as of January 1, 2002	31.8	1.0	1.4	1.7	35.9
Change in scope of consolidation	6.8	–	–	–	6.8
Additions	8.0	–	0.1	0.5	8.6
Disposals	•	–	1.4	–	1.4
Transfers*	1.3	•	–	(0.5)	0.8

Balance as of December 31, 2002	47.9	1.0	0.1	1.7	50.7

Net book value as of December 31, 2002	€636.1	€1,847.8	€279.1	€11.4	€2,774.4

Developments in 2002 Participations and securities held as fixed assets	Loans to affiliated companies	Loans to associated companies and participating interests	Other loans and investments	Loans and other investments (subtotal)	Total financial assets
	(euros in millions)
Acquisition costs
Balance as of January 1, 2002	€119.7	€359.1	€186.4	€665.2	€3,400.9
Change in scope of consolidation	–	–	–	–	12.2
Additions	17.4	37.0	36.2	90.6	234.3
Disposals	8.3	71.4	16.1	95.8	129.0
Transfers*	(3.2)	(23.0)	(127.3)	(153.5)	(186.8)

Balance as of December 31, 2002	125.6	301.7	79.2	506.5	3,331.6

Accumulated depreciation
Balance as of January 1, 2002	0.2	0.8	3.3	4.3	40.2
Change in scope of consolidation	–	–	–	–	6.8
Additions	14.0	13.9	0.8	28.7	37.3
Disposals	–	–	1.1	1.1	2.5
Transfers*	–	–	0.1	0.1	0.9

Balance as of December 31, 2002	14.2	14.7	3.1	32.0	82.7

Net book value as of December 31, 2002	€111.4	€287.0	€76.1	€474.5	€3,248.9

*
Transfers including foreign currency translation adjustments in those cases where the conversion took place at current exchange rates.

        Additions to "Shares in affiliated companies" include a capital increase of €16.3 million at BASF Chemicals Company Ltd., China. Retirements were related to the merger of the non-consolidated BASF Polyurethanes Elastomers Ltd. and BASF Japan Ltd. Additions to "Shares in participating interests"

primarily include the acquisition of shares in Aethylen Rohrleitungsgesellschaft mbH & Co. KG, Germany.

Other financial assets

        The book and market values of available-for-sale "Securities held as fixed assets" and "Shares in participating interests" is summarized below:

	2003			2002
	Book values	Market value	Unrealized gains	Book values	Market values	Unrealized gains
	(euros in millions)
Fixed-term interest bearing securities	€1.4	€1.4	–	€1.2	€1.2	–
Mutual funds	8.6	8.4	(0.2)	6.9	6.3	(0.6)
Other shareholdings and securities	263.7	337.9	74.2	282.4	372.3	89.9

Total	€273.7	€347.7	€74.0	€290.5	€379.8	€89.3

        The disposal of available-for-sale securities generated proceeds of €62 million a gain of €42 million in 2003, and neither proceeds nor gains in 2002 and 2001.

16.  Inventories

	2003	2002
	(euros in millions)
Raw materials and factory supplies	€910.5	€992.5
Work-in-process, finished goods and merchandise	3,154.2	3,706.0
Construction in progress	71.8	87.6
Advance payments	14.6	12.3

Total	€4,151.1	€4,798.4

        "Work-in-process" and "Finished goods and merchandise" are combined into one item due to the production conditions in the chemical industry.

        The acquisition or production cost of raw materials, work-in-process, finished goods and merchandise is mainly determined by the last-in-first-out (LIFO) method. Factory supplies are carried at average cost. Inventories of €2,535.4 million or 61% of total inventories in 2003, and €3,036.9 million or 63% of total inventories in 2002 were valued according to the LIFO method. The difference between the carrying value determined according to the LIFO method and higher average cost or lower market values was €62 million in 2003 and €65 million in 2002.

17.  Receivables and other assets

	2003		2002
	Thereof non-current		Thereof non-current
	(euros in millions)
Accounts receivable, trade	€4,954.0	13.2	€5,316.0	€18.2
Receivables from affiliated companies	575.5	–	544.4	–
Miscellaneous receivables and other assets	2,069.5	248.9	1,786.9	275.5
Thereof:
Receivables from associated companies and other participating interests	190.6	–	277.1	–
Other assets	1,878.9	248.9	1,509.8	275.5

Total	€7,599.0	€262.1	€7,647.3	€293.7

Composition of other assets

	2003	2002
	(euros in millions)
Tax refund claims	€274.6	€463.4
Loans and interest receivables	230.2	281.3
Deferrals from financial derivatives	833.6	313.7
Receivables from the sale of non-trade assets	80.8	59.0
Employee receivables	32.2	31.6
Rents and deposits	66.5	39.2
Insurance claims	21.2	12.8
Receivables with consortium partners	41.2	14.7
Other	298.6	294.1

Total	€1,878.9	€1,509.8

Valuation allowances for doubtful accounts

	Balance as of January 1, 2003					Balance as of December 31, 2003
		Affecting income		Not affecting income
		Additions	Releases	Additions	Releases
	(euros in millions)
Accounts receivable, trade	€389.3	€81.8	€72.4	€6.5	€72.2	€333.0
Miscellaneous receivables and other assets	67.2	12.8	10.1	0.1	29.6	€40.4

Total	€456.5	€94.6	€82.5	€6.6	€101.8	€373.4

	Balance as of January 1, 2002					Balance as of December 31, 2002
		Affecting income		Not affecting income
		Additions	Releases	Additions	Releases
	(euros in millions)
Accounts receivable, trade	€491.9	€173.7	€152.1	€22.4	€146.6	€389.3
Miscellaneous receivables and other assets	67.4	13.1	2.0	8.8	20.1	€67.2

Total	€559.3	€186.8	€154.1	€31.2	€166.7	€456.5

	Balance as of January 1, 2001					Balance as of December 31, 2001
		Affecting income		Not affecting income
		Additions	Releases	Additions	Releases
	(euros in millions)
Accounts receivable, trade	€404.1	€228.7	€108.4	€78.1	€110.6	€491.9
Miscellaneous receivables and other assets	81.6	9.7	20.7	2.5	5.7	€67.4

Total	€485.7	€238.4	€129.1	€80.6	€116.3	€559.3

        Additions and releases not affecting income related primarily to changes in scope of consolidation, to translation adjustments and write-offs of receivables previously written down.

18.  Marketable securities

	2003			2002
	Book values	Market values	Unrealized gains	Book values	Market values	Unrealized gains
	(euros in millions)
Fixed-term interest bearing securities	€12.1	€12.4	€0.3	€12.8	€13.2	€0.4
Shares	134.8	149.5	14.7	117.6	135.6	18.0
Mutual funds	–	–	–	0.4	0.4	–
Other securities	–	–	–	1.0	1.0	–

Total	€146.9	€161.9	€15.0	€131.8	€150.2	€18.4

        There was no significant disposal of available-for-sale securities in 2003. The disposal of available-for-sale securities in 2002 generated proceeds of €492.3 million and a tax-free gain of €243 million. There was no disposal of available-for-sale securities in 2001.

	2003		2002
Maturities of fixed-term securities	Book values	Market values	Book values	Market values
	(euros in millions)
Less than 1 year	–	–	€7.6	€7.7
Between 1 and 5 years	12.1	12.4	5.2	5.5

Total	€12.1	€12.4	€12.8	€13.2

19.  Prepaid expenses

			2002
	2003		Thereof non-current
	Total
	(euros in millions)
Discounts	€10.3	€7.4	€4.4	€2.7
Prepaid benefit cost	399.1	399.0	479.5	456.4
Miscellaneous	104.9	10.3	131.4	15.3

Total	€514.3	€416.7	€615.3	€474.4

        The discounts from the issuance of the 5.75% Euro Bond 2000/2005 and the 3.5% Euro Benchmark Bond 2003/2010 of BASF Aktiengesellschaft are capitalized and amortized as interest expense over the term of the underlying obligations.

        Prepaid benefit cost resulted primarily from contributions to pension funds in North America (NAFTA).

        The pension plan assets as assessed in accordance with German GAAP exceed the minimum pension liability in accordance with German GAAP. The contributions to the pension fund are therefore expenses for future periods and accounted for as prepaid expenses.

        Other prepaid expenses are related to prepayments of operating costs of €23.5 million in 2003 and €32.3 million in 2002, as well as prepaid insurance premiums of €11.8 million in 2003, and €10.4 million in 2002.

20.  Capital and reserves

	Conditional capital
	2003	2002	2001
	(euros in millions)
January 1	€429.2	€432.4	€158.3
Cancellation of option rights for option bonds to be issued until April 1, 2001	–	–	(102.4)
Authorization through the Annual Meeting on April 26, 2001, for the issuance of new shares to fulfill the exercising of warrants related to option bonds, which may be issued until April 1, 2006	–	–	384.0
Authorization through the Annual Meeting on April 26, 2001, for the issuance of new shares under the BASF Stock Option Program BOP 2001/2005 and BOP 1999/2000	–	–	38.4
Limitation of the issuance of new shares to be issued under the BASF Stock Option Program BOP 1999/2000 to the 3,923,344 options issued until April 25, 2001, according to the resolution at the Annual Meeting on April 26, 2001	–	–	(28.4)
Reduction resulting from exercise or expiration of option rights	(3.9)	(3.2)	–
Issuance of new shares from the conditional capital through the exercise of warrants attached to the 1996/2001 3% U.S. Dollar Option Bond of BASF Finance Europe N.V.	–	–	(17.4)
Cancellation of warrants from the Option Bond 1996/2001	–	–	(0.1)
Issuance of new stock as conditional capital through the exercise of conversion rights of former Wintershall stockholders, below €0.1 million in 2002	–	–	–

December 31	€425.3	€429.2	€432.4

	Authorized Capital
	2003	2002	2001
	(euros in millions)
January 1/December 31	€500.0	€500.0	€500.0

	Subscribed capital
	Outstanding shares	Subscribed capital	Capital reserve
Outstanding shares as of December 31, 2003	558,861,410	1,430.7	2,976.7
Repurchased shares intended to be cancelled	2,218,000	(5.7)	5.7

Outstanding shares as disclosed in the financial statements	556,643,410	1,425.0	2,982.4

        A total of 13,673,000 shares were repurchased in 2003, of which 11,455,000 shares were cancelled as of December 31, 2003, and the cancellation was entered into the commercial register. The Board of Executive Directors decided in 2003 to cancel the remaining 2,218,000 shares; the cancellation has not yet been entered into the commercial register. The subscribed capital is shown net of these shares.

Share repurchase

        The Board of Executive Directors received approval at the Annual Meeting on May 6, 2003, to repurchase BASF's shares to a maximum amount of 10% of subscribed capital by November 1, 2004. The shares shall be purchased on the stock exchange or through a public purchase offer addressed to all shareholders. If BASF shares are purchased on a stock exchange, the price paid for the shares may not be higher than the highest market price on the buying day and it may not be lower than 25% of that market price. In the case of a public purchase offer, the price offered by BASF may be a maximum of 25% higher than the highest market price on the third trading day prior to the publishing of the public purchase offer. This authorization supersedes the validity of the prior authorizations to repurchase BASF shares.

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

        Based on the respective authorizations, a total of 13,673,000 shares, or 2.4% of the issued shares have been acquired in 2003. The average purchase price was €36.55 per share. Of these shares a total of 11,455,000 shares were cancelled by December 31, 2003. The remaining 2,218,000 shares of BASF Aktiengesellschaft were acquired for the purpose of cancellation. Therefore, the subscribed capital is shown net of these shares at December 31, 2003. During 2002, BASF purchased and cancelled a total of 13,085,000 shares, or 2.2% of issued shares, at an average price of €38.20 per share.

Conditional capital

        The Annual Meeting on April 26, 2001, authorized the Board of Executive Directors to make an additional conditional increase in the subscribed capital of up to €384.0 million to fulfill the exercising of warrants related to option bonds which may be issued until April 1, 2006. Additional conditional capital of €38.4 million is reserved to fulfill stock options granted under the BASF Stock Option Program (BOP) 2001/2005 to the members of the Board of Executive Directors and other senior executives of BASF and its subsidiaries; up to €2.9 million conditional capital is reserved to fulfill stock options from the Stock Option Program 1999/2000. An amount of less than €0.1 million is reserved to meet compensation claims of former shareholders of Wintershall.

Authorized capital

        At the Annual Meeting of April 29, 1999, shareholders authorized the Board of Executive Directors, with the approval of the Supervisory Board, to increase subscribed capital by issuing new shares in an amount of up to €500.0 million against cash or contribution in kind through May 1, 2004. The Board of Executive Directors is empowered to decide on the exclusion of shareholders' subscription rights, for these new shares.

Capital surplus

        Capital surplus includes premiums from the issuance of shares, the fair value of warrants attached to option bonds and negative goodwill from the capital consolidation resulting from acquisitions of subsidiaries in exchange for issue of BASF shares at par value.

21.  Retained earnings

	2003	2002	2001
	(euros in millions, excluding per share information)
Legal reserves	€243.2	€224.6	€206.6
Other retained earnings and profit retained	11,811.6	12,243.6	12,015.8

Total	€12,054.8	€12,468.2	€12,222.4

        The changes in scope of consolidation increased the legal reserves by €0.1 million in 2003, and reduced them by less than €0.1 million in 2002, and by €49.9 million in 2001. Transfers from "Other retained earnings and profit retained" increased legal reserves by €18.5 million in 2003, €18.0 million in 2002, and by €16.3 million in 2001.

22.  Minority interests

		Minority interest amount
		%	2003	%	2002
Company	Partner
WINGAS GmbH, Kassel, Germany	Gazprom, Moscow, Russia	35.0	€70.5	35.0	€83.1

Yangzi-BASF Styrenics Co. Ltd., Nanjing, China	Yangzi Petrochem. Corp. Ltd., Nanjing, China	40.0	50.9	40.0	56.1

BASF India Ltd., Mumbai, India	Publicly traded shares	47.3	22.6	47.3	19.9

BASF PETRONAS Chemicals Sdn. Bhd., Petaling Jaya, Malaysia	PETRONAS (Petroliam Nasional Bhd.), Kuala Lumpur, Malaysia	40.0	157.0	40.0	136.5

BASF SONATRACH Propanchem S.A., Tarragona, Spain	SONATRACH, Algiers, Algeria	49.0	20.1	49.0	31.6

BASF FINA Petrochemicals Ltd., Port Arthur, Texas, USA	Total S.A., Paris, France	40.0	61.5	40.0	56.0

Others			5.5		13.1

			€388.1		€396.3

23.  Provisions for pensions and similar obligations

        In addition to governmental pension schemes, most employees are entitled to Company pension benefits from defined contribution and defined benefit plans. Benefits generally depend on years of service, contribution or compensation and consider the legal, fiscal and economic conditions of the countries where companies are located. For BASF Aktiengesellschaft and other German subsidiaries, a basic level of benefits is provided by the legally independent funded plan, BASF Pensionskasse VVaG, which is financed by equal contributions of employees and the Company and the returns on its assets.

        For German Group subsidiaries, additional Company pension commitments are financed primarily by pension provisions. In the case of non-German subsidiaries, pension entitlements are covered in some cases by pension provisions, but mainly by external insurance companies or pension funds.

        The measurement date for most of the pension plans is December 31 of the reporting period.

Assumptions used to determine the projected benefit obligation (weighted average)

	Germany		Foreign
	2003	2002	2003	2002
Interest rate	5.75%	5.75%	5.93%	6.58%
Projected increase of wages and salaries	2.50	2.50	3.88	3.82
Projected pension increase	1.50	1.50	0.60	0.36

Assumptions used to determine net periodic benefit cost (weighted average)

	Germany			Foreign
	2003	2002	2001	2003	2002	2001
Interest rate	5.75%	6.00%	6.25%	6.58%	7.09%	6.86%
Projected increase of wages and salaries	2.50%	2.75%	3.00%	3.82%	3.87%	4.17%
Projected pension increase	1.50%	1.75%	2.00%	0.36%	0.41%	0.5%
Expected return on plan assets	6.50%	6.50%	6.50%	8.45%	8.47%	8.92%

        Similar obligations refer to commitments by BASF's North American Group companies to provide for the costs of medical and life insurance benefits for employees and eligible dependents after retirement. They are based upon an actuarial valuation, considering the future cost trend and a discount rate of 6.0%.

        The assumptions regarding the overall expected long-term rate of return are based on forecasts of expected individual asset class returns and the desired portfolio structure. The forecasts are based on long-term historical average returns and take the current yield level and the inflation trend into consideration.

        The portfolio structure of the pension plan assets including the plan assets of BASF Pensionskasse (see Note 4c) is as follows:

	Avg. Target Allocation (%)	Percentage of plan assets
	2004	2003	2002
Equities	46	44	37
Debt securities	42	47	47
Real estate	9	6	6
Other	3	3	10

Total	100	100	100

        The Target Asset Allocation has been defined with an Asset Liability Study and is reviewed regularly. This ensures that plan assets are aligned with plan liabilities, and that investment risk and legal requirements are taken into consideration. The current portfolio structure is generally oriented towards the Target Asset Allocation. In addition, current market views are taken into consideration. In order to mitigate investment risks and to benefit from a large number of return sources individual investments are broadly globally diversified.

Development of the projected benefit obligation:

	2003	2002
	(euros in millions)
Projected benefit obligation as of January 1	€5,959.9	€5,979.9
Service cost	121.8	144.8
Interest cost	335.0	376.3
Benefits paid	(403.7)	(394.2)
Participants' contributions	1.9	2.2
Change in actuarial assumptions	129.8	146.8
Settlements and other changes	(106.8)	71.9
Exchange rate changes	(425.4)	(367.8)

Projected benefit obligation as of December 31	€5,612.5	€5,959.9

Development of the plan assets:

	2003	2002
	(euros in millions)
Plan assets as of January 1	€2,210.7	€2,443.2
Actual return on plan assets	402.8	(244.2)
Employer contributions	39.5	487.8
Participants' contributions	1.9	2.2
Benefits paid	(179.3)	(170.8)
Exchange rate changes	(317.3)	(305.5)
Other changes	(11.0)	(2.0)

Plan assets as of December 31	2,147.3	2,210.7
Non-capitalized pre-financing of foreign pension plans	(191.6)	(196.1)

Plan assets as of December 31 excluding pre-financing	€1,955.7	€2,014.6

        The valuation of the pension fund assets of foreign pension funds under SFAS 87 showed the pre-financing shown above.

        In 2003 the pension funds held securities that were issued by BASF Group companies, whose total market value amounted to €7.7 million. No material transactions took place between the pension funds and BASF group companies, or related companies in 2003.

        The funded status, excluding pre-financing, is as follows:

	2003	2002
	(euros in millions)
Projected benefit obligation as of December 31	€5,612.5	€5,959.9
Less pension fund assets as of December 31, excluding non-capitalized pre-financing	1,955.7	2,014.6

Funded status	3,656.8	3,945.3
Unrecognized amounts	(495.6)	(874.8)
Prepaid pension assets	399.1	479.5

Provisions for pensions	3,560.3	3,550.0
Provisions for similar obligations	302.1	360.0

Provisions for pensions and similar obligations	€3,862.4	€3,910.0

        The benefit obligation based on current compensation levels (accumulated benefit obligation "ABO") was €5,434.9 million on December 31, 2003 and €5,550.9 million on December 31, 2002.

        Unrecognized amounts refer in particular to actuarial gains or losses as well as expenses due to prior service costs, which are amortized over the average remaining period of service of the pension recipients in the current Financial Statements. Deviations between the expected return from fund assets and the effective change in value are generally distributed over a period of five years.

Plans with accumulated benefit obligations in excess of plan assets:

        The aggregate accumulated benefit obligation and aggregate fair value of plan assets for plans with an accumulated benefit obligation (ABO) in excess of plan assets is shown below. Pension liabilities without asset funding relate predominately to pension plans in Germany that are covered by provisions.

	2003		2002
	Plan assets	ABO	Plan assets	ABO
	(euros in millions)
Unfunded pension plans	–	3,423.6	–	3,416.5
Partially funded pension plans	68.3	84.1	73.5	89.6

Total of pension plans that are not fully funded	68.3	3,507.7	73.5	3,506.1
Fully funded pension plans	2,079.0	1,927.2	2,137.2	2,044.8

Total	2,147.3	5,434.9	2,210.7	5,550.9

        Composition of the net periodic benefit cost:

	2003	2002	2001
	(euros in millions)
Service cost	€121.8	€144.8	€133.3
Interest cost	335.0	376.3	379.3
Expected return on plan assets	(206.3)	(223.2)	(233.5)
Amortization of prior service cost	13.4	17.5	10.0
Other amortization amounts	12.1	10.1	(0.1)
Settlement gains	3.7	(24.5)	(32.1)

Expenses for defined benefit plans	279.7	301.0	256.9
Expenses for defined contribution plans	126.0	89.7	81.9
Expenses for similar obligations	27.0	33.5	33.4

Net periodic benefit cost	€432.7	€424.2	€372.2

        Expenses for defined contribution plans include increases in employer's contributions to BASF Pensionskasse in 2003.

        The estimated contribution payments including BASF Pensionskasse for 2004 are €99.8 million.

24.  Other provisions

	2003		2002
	Total	Thereof current	Total	Thereof current
	(euros in millions)
Oil and gas production	€448.8	–	€478.8	–
Environmental protection and remediation costs	248.2	28.5	264.0	30.2
Personnel costs	1,333.9	770.0	1,284.2	818.9
Sales and purchase risks	745.4	739.3	651.3	647.8
Integration, shutdown and restructuring costs	339.2	307.2	245.3	210.3
Legal, damage claims, guarantees and related commitments	637.6	150.3	679.4	115.2
Maintenance and repair costs	143.7	58.0	148.8	93.4
Outstanding billings from suppliers	78.9	78.9	76.4	76.4
Other	270.5	188.2	283.1	204.3

	€4,246.2	€2,320.4	€4,111.3	€2,196.5

        Oil and gas production:    Accrued costs for filling of wells and the removal of production equipment after the end of production are accumulated individually using the unit of production method according to the amount of cumulative production.

        Environmental protection and remediation costs:    Expected costs for rehabilitating contaminated sites, water protection, recultivating landfills, removal of environmental contamination at existing production or warehouse equipment and other measures.

        Personnel costs:    The personnel cost provision includes obligations to grant long-time service bonuses and anniversary payments, vacation pay, variable compensation including related social security contributions and other accruals as well as provisions for early retirement and short- working programs for employees nearing retirement. Most German BASF companies have various programs that entitle employees who are at least 55 years old to reduce their working hours to 50% for up to six years. Under such arrangements, employees generally work full time during the first half of the transition period and leave the Company at the start of the second period. Employees receive a minimum 85% of their net salary throughout the transition period.

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

        The movement in shutdown and restructuring provisions is as follows:

	Amount accrued as of January 1, 2003	Amount paid in 2003	Other changes 2003	Amount accrued as of December 31, 2003
	(euros in millions)
Severance	€160.4	€(92.6)	€180.4	€248.2
Plant closure and demolition	77.6	(28.2)	23.0	72.4
Other	7.3	(5.1)	16.4	18.6

Total	€245.3	€(125.9)	€219.8	€339.2

	Amount accrued as of January 1, 2002	Amount paid in 2002	Other changes 2002	Amount accrued as of December 31, 2002
	(euros in millions)
Severance	€237.3	€(105.4)	€28.5	€160.4
Plant closure and demolition	121.0	(58.6)	15.2	77.6
Other	63.1	(24.0)	(31.8)	7.3

Total	€421.4	€(188.0)	€11.9	€245.3

	Amount accrued as of January 1, 2001	Amount paid in 2001	Other changes 2001	Amount accrued as of December 31, 2001
	(euros in millions)
Severance	€193.3	€(49.6)	€93.6	€237.3
Plant closure and demolition	61.3	(50.4)	110.1	121.0
Other	30.4	(9.6)	42.3	63.1

Total	€285.0	€(109.6)	€246.0	€421.4

        Additions in 2003 consisted, in particular, of personnel measures at the Ludwigshafen site, as well as restructuring measures for corporate services in North America (NAFTA).

        Additions in 2002 consisted of personnel measures at the Ludwigshafen site, as well as restructuring measures in the Agricultural Products division.

        Amounts paid in 2003 and 2002 are related to the realization of restructuring measures initiated in the prior year.

        In 2001, provisions for severance payments had to be set up for the planned shutdown of numerous plants and production sites located predominantly in North America (NAFTA), South America, the United Kingdom, the Netherlands and Italy. Further charges arose from the restructuring of the Company's sales and marketing organization.

        Legal, damage claims, guarantees and related commitments:    Provisions are recorded for the expected cost of outstanding litigation and claims of third parties, including regulatory authorities, other guarantees and warrantees for trust proceedings. The significant proceedings are described in Note 27.

        Payments were made in 2002 for compensation claims of vitamin customers in the United States after finalization of a settlement and for fines of €296.2 million. An additional €100 million was added to the provision for the settlement of vitamin litigation in 2002 due to the ongoing settlement of indirect vitamin customers' claims in the United States and the unsettled litigation in some countries.

        Additions in 2001 relate to guarantees granted and risks retained in connection with the sale of the pharmaceuticals business. An additional €200 million resulted from the fine imposed by the European Commission for violations of antitrust laws relating to the sale of vitamin products. The provisions set up hitherto were insufficient due to the unexpectedly high fine. In addition, claims for damages by customers for vitamins from a class action lawsuit settled in 2000 that were previously reported as liabilities have been switched to provisions because numerous large customers have elected to opt out of the settlement.

        Maintenance and repair costs:    Provisions for maintenance and repair costs cover maintenance procedures as of the end of the year that are expected to be incurred within the first three months of the following year and certain provisions for the overhauling of large-scale plants within prescribed intervals required by official agencies.

        Maintenance and repair provisions for overhauls required by regulatory authorities were as follows:

	Amount accrued as of January 1, 2003	Amount paid in 2003	Other changes 2003	Amount accrued as of December 31, 2003
	(euros in millions)
Overhauls required by regulatory authorities	115.2	(48.6)	45.3	111.9

	Amount accrued as of January 1, 2003	Amount paid in 2003	Other changes 2003	Amount accrued as of December 31, 2003
	(euros in millions)
Overhauls required by regulatory authorities	89.2	(26.5)	52.5	115.2

25.  Liabilities

Financial liabilities

	2003	2002
	(euros in millions)
5.75% Euro Bond 2000/2005 of BASF Aktiengesellschaft	€1,250.0	€1,250.0
3.50% Euro Benchmark Bond 2003/2010 of BASF Aktiengesellschaft	1,000.0	–
Other bonds	306.6	349.7
Commercial paper	54.0	582.0

Bonds and other liabilities to the capital market	2,610.6	2,181.7
Liabilities to credit institutions	896.1	1,428.7

Financial liabilities	€3,506.7	€3,610.4

        Financial liabilities are denominated predominantly in the following currencies:

	2003	2002
	(euros in millions)
U.S. dollars	€677.0	€1,285.5
Euros	2,453.0	1,909.9
Chinese renminbi	138.6	52.0
Malaysian ringgit	98.8	154.8
Korean won	38.4	90.2
Other	100.9	118.0

Total	€3,506.7	€3,610.4

        Of the U.S. dollar liabilities, €54.7 million exist at BASF Aktiengesellschaft which also has U.S. dollar accounts receivable, and forward exchange contracts to reduce foreign exchange risk.

        Financial liabilities have the following maturities as of December 31, 2003:

(euros in millions)
2004	€511.8
2005	1,580.8
2006	22.5
2007	22.0
2008	21.3
Thereafter	1,348.3

Total	€3,506.7

        The 3.5% Euro Benchmark Bond 2003/2010 of BASF Aktiengesellschaft was issued in July 2003 in the amount of €1,000 million. The 5.75% Euro Bond 2000/2005 of BASF Aktiengesellschaft was issued in July 2000 in the amount of €1,250 million.

        "Other bonds" consist primarily of industrial revenue and pollution control bonds that are used to finance investments in the United States. The weighted average interest rate of these bonds was 1.4% in 2003, 2.1% in 2002, and 2.3% in 2001.

        "Commercial paper" comprises BASF Aktiengesellschaft's commercial paper program and in 2002 corresponding borrowings of our subsidiaries in India.

Liabilities to credit institutions

        Liabilities to credit institutions relate to a large number of different credit institutions in various countries. The weighted average interest rate on short-term borrowings was 4.4% on December 31, 2003 (2002: 5.1%). Liabilities to credit institutions denominated in ringgit, won und renminbi result from the local financing of investments in Malaysia, Korea, and China.

        The Company had committed and unused credit lines with variable interest rates of €1,980 million as of December 31, 2003, and €2,380 million as of December 31, 2002. In addition, the Company had €127 million additional credit lines as of December 31, 2003, as well as €323 million as of December 31, 2002, which are without commitment fees.

Miscellaneous liabilities

	2003		2002
	Total	Thereof current	Total	Thereof current
	(euros in millions)
Advances received on account of orders	€65.6	€65.6	€30.8	€30.8
Liabilities on bills	36.4	5.2	31.7	31.7
Liabilities to companies in which participations are held	177.2	154.7	181.8	165.9
Tax liabilities	320.2	320.2	287.3	287.3
Liabilities relating to social security	138.8	138.8	134.7	134.6
Non-trade liabilities of joint venture to partners	487.6	104.8	415.8	4.0
Other miscellaneous liabilities	976.6	606.5	1,192.2	760.0

Total	2,202.4	1,395.8	2,274.3	1,414.3
Deferred income	369.8	145.2	369.8	113.8

Total miscellaneous liabilities and deferred income	€2,572.2	€1,541.0	€2,644.1	€1,528.1

        Liabilities to companies in which participations are held include liabilities, which are not eliminated, to jointly owned companies accounted for using the proportional consolidation method of €140.1 million as of December 31, 2003, and €129.4 million as of December 31, 2002. Further liabilities relating to associated companies accounted for under the equity or costs method were €37.1 million as of December 31, 2003, and €52.4 million as of December 31, 2002.

Maturities of liabilities

			2002
	2003			Over 5 years
	Current	Over 5 years	Current
	(euros in millions)
Bonds and other liabilities to the capital market	€63.6	€1,289.2	€582.0	€325.8
Liabilities to credit institutions	448.2	59.1	1,231.7	52.4
Accounts payable, trade	2,046.0	–	2,330.2	–
Liabilities to affiliated companies	356.7	–	496.8	–
Advances received on account of orders	65.6	–	30.8	–
Liabilities on bills	5.2	–	31.7	–
Liabilities to companies in which participations are held	154.7	–	165.9	–
Other miscellaneous liabilities	1,170.4	503.5	1,185.9	573.1

Total	€4,310.4	€1,851.8	€6,055.0	€951.3

Secured liabilities

	2003	2002
	(euros in millions)
Liabilities to credit institutions	€10.4	€21.6
Miscellaneous liabilities	4.6	2.5

	€15.0	€24.1

        The above liabilities are collateralized by mortgages or securities. In addition, BASF Aktiengesellschaft has given covenants in favor of BASF Pensionskasse VVaG with regard to adhering to certain balance sheet ratios and to forgo encumbering property as security for creditors.

26.  Contingent liabilities and other financial obligations

        The contingent liabilities listed below, are stated at nominal value.

Contingent liabilities

	2003	2002
	(euros in millions)
Bills of exchange	€19.6	€27.0
Thereof to affiliated companies	0.3	0.2
Guarantees	138.7	122.2
Warranties	44.7	58.8
Granting collateral on behalf of third-party liabilities	11.8	11.0

	€214.8	€219.0

Other financial obligations

	2003	2002
	(euros in millions)
Remaining cost of construction in progress	€1,853.3	€2,987.0
Thereof purchase commitment	505.2	644.3
Commitments from long-term rental and leasing contracts	936.7	862.6
Capital contribution and loan commitments	9.1	170.3
Repurchase commitments	247.5	–

Total	€3,046.6	€4,019.9

        BASF had payment commitments in 2003 to Shanghai BASF Polyurethane Company, China, which is not yet included in the scope of consolidation. The company is constructing a plant for the production of TDI/MDI in Shanghai, China. In 2002 BASF had payment commitments to BASF Chemicals Company Ltd., China. Repurchase commitments in 2003 related to accounts receivable.

        Obligations from long-term rental and lease contracts are due as follows:

(euros in millions)
2004	€184.5
2005	135.6
2006	101.3
2007	81.3
2008	73.0
2009 and thereafter	361.0

Total	936.7

Purchase commitments for raw materials and natural gas from long-term contracts

        The Company has entered into long-term purchase contracts for natural gas, the vast majority of which are coupled with long-term supply contracts to customers. In addition, the Company purchases raw materials globally, both on the basis of long-term contracts and in spot markets. In general, such commitments are at prices that are regularly adjusted to market conditions. The fixed and determinable portions of long-term purchase contracts with a remaining term of more than one year as of December 31, 2003, are as follows:

(euros in millions)
2004	5,840
2005	3,457
2006	2,701
2007	1,863
2008	1,622
2009 and thereafter	9,855

Total	25,338

27.  Litigation and claims

        In the context of its ordinary business operations, BASF is a defendant in class action lawsuits brought before United States courts and individual actions before labor courts and civil courts or comparable institutions in Germany and abroad. Significant proceedings are discussed below.

Antitrust Claims Relating to Vitamins

        In 1999 and in 2000, BASF Aktiengesellschaft as well as BASF Australia Ltd. entered into agreements with the United States Department of Justice, the Canadian Competition Bureau and the Australian Department of Justice by which BASF Aktiengesellschaft and BASF Australia Ltd. agreed to plead guilty to certain violations of antitrust laws relating to the sale of vitamin products in respective countries. The relevant courts accepted the guilty pleas. On November 21, 2001, the European Commission imposed a fine of €296.2 million against BASF Aktiengesellschaft. BASF has appealed against this decision. Further proceedings are still pending in Brazil, and Australia.

        All lawsuits in the U.S. in connection with said antitrust law violations filed by direct customers that purchased vitamins in the U.S. have been settled.

        State court class actions on behalf of indirect purchasers have been filed separately in 28 states. In October 2000, class actions in 24 of these states, as well as related claims by various state government entities, were settled with terms calling for the vitamin manufacturers to pay, after a reduction to reflect nonparticipation of certain claimants of approximately $340 million. BASF Aktiengesellschaft will be obligated to pay approximately $83 million of the total amount. The settlements have been finally approved by the respective state courts and partially fulfilled. Certain of indirect purchasers plaintiffs who did not wish to participate in these settlement or were not eligible to do so have filed suits. Certain of those suits have been settled. Certain other suits by indirect purchasers are still pending. Further claims for damages have been filed in Canada, Germany, France and Australia.

        For these antitrust proceedings the company has established provisions for the costs that it can currently anticipate in excess of the amounts agreed upon and paid. BASF does not believe, that additional charges relating to these proceedings will have a substantial impact on the profitability of the company.

        BASF Aktiengesellschaft has been named as a defendant in Empagran S.A. v. F. Hoffman-LaRoche, Ltd., et al., a federal class action filed in the U.S. District Court for the District of Columbia purportedly on behalf of all persons who purchased vitamins from the defendants outside the United States between January 1, 1988 and February 1999. The Empagran complaint alleges that the plaintiffs were overcharged on their vitamins purchases as the result of a worldwide conspiracy among the defendants to fix vitamin prices. By decision dated June 7, 2001, the District Court for the District of Columbia dismissed the Empagran complaint for lack of subject matter jurisdiction. On January 17, 2003, a divided panel of the United States Court of Appeals for the District of Columbia Circuit reversed the District Court's ruling. The Court of Appeals held that the United States antitrust laws permit the assertion of federal subject matter jurisdiction over claims by foreign purchasers based on purchases made and purported damages felt outside the United States. The defendants named in Empagran, including BASF Aktiengesellschaft, filed a timely petition for rehearing by the full Court of Appeals, but that Court by a 4-3 vote, with two judges abstaining declined on September 11, 2003, to rehear the panel's decision. As a result, the named defendants (including BASF Aktiengesellschaft) filed a petition for certiorari seeking review of the Court of Appeals' decision, which the United States Supreme Court granted on December 15, 2003. The Supreme Court will likely argue the case in spring 2004. A decision is anticipated by June 30, 2004. If the Supreme Court reverses the Court of Appeals' decision and remands the case for dismissal on subject matter jurisdiction grounds, the proceedings would be terminated and the case dismissed. If, on the other hand, the Supreme Court upholds the Court of Appeals' decision, then BASF Aktiengesellschaft will vigorously defend the case at each stage of the proceedings, including personal jurisdiction, venue, attempted certification of a worldwide class, number of liability issues and purported damages in various countries. An ultimate finding against BASF Aktiengesellschaft could cause significant financial charges.

Synthroid®-Related Claims

        This proceeding concerned class action lawsuits against Knoll Pharmaceutical Company (KPC) of BASF's Pharmaceutical business, discontinued in 2001. The lawsuits challenged Knoll's delaying the publication of a study comparing Synthroid® to certain branded and generic products. Final approval of a proposed settlement of 1997 was not granted. KPC subsequently negotiated a new proposed settlement with consumers and third-party payors providing for a payment of $25.5 million in addition to the $98 million paid into escrow in late 1997 (plus the accrued interest thereon). The United States District Court of Chicago granted final approval of the new proposed settlement on August 4, 2000. A number of appeals have been filed. On August 31, 2001, the United States Court of Appeals granted final confirmation of the settlement. The only issue outstanding before payment can be made is the possible appeal of consumer class counsels' litigation costs and expenses.

Meridia® Class Actions against BASF Corporation and BASF Aktiengesellschaft

        In various class actions in the U.S., KPC and BASF Corporation (and partly BASF Aktiengesellschaft) as well as Abbott Laboratories, Inc. and Glaxo Wellcome are being sued for an unknown amount of damages as well as for the reimbursement of costs for preventive medical check-ups. The claims are based on the possible hazardousness, alleged insufficient trials, and failures during the admission procedure of Meridia® (trade name of the obesity drug sibutramine). The legal proceedings are still at a very early stage. Both actions against BASF Aktiengesellschaft have been dropped or dismissed. BASF Corporation processed and still processes the drug for KPC by way of toll manufacture. Beyond this BASF Corporation has no relationship with the product. The mere fact, that BASF Corporation held the interest in KPC, does not provide a sufficient basis for compensation claims. The overall material risk for BASF is considered as rather low.

Additional Proceedings

        In 2001, class action lawsuits against BASF Aktiengesellschaft and some of its affiliates were filed at United States courts. It was alleged that sales of automotive refinish coatings had violated antitrust laws. BASF considers these allegations to be unfounded and consequently filed for dismissal of the lawsuits.

        In a ruling of February 19, 2004, the Supreme Court of Minnesota confirmed the decision of an appeals court in which BASF Corporation was ordered to pay damages totaling $52 million. The appeals court considered the sale of the crop protection products Poast® and Poast Plus® at different prices to be in contravention of consumer protection regulations. BASF regards different prices to be justified because they are based on different patents and approvals for the products and is reviewing whether to file a Writ of Certiorari to with the U.S. Supreme Court.

28.  Stock-based compensation

        BASF stock option program (BOP):    In 2003, BASF continued the BASF stock option program (BOP) for senior executives of the company worldwide. This program has existed since 1999. Approximately 1,000 senior executives, including the Board of Executive Directors, are currently entitled to participate in this program.

        To participate in the stock option program, each participant must hold as a personal investment BASF shares in the amount of 10% to 30% of his or her individual variable compensation. The number of shares is determined by the amount of variable compensation designated by the participant and the weighted average market price quotation for BASF shares on the first business day after the annual meeting, which was €38.94 on May 7, 2003 (base price).

        For each BASF share of the individual investment, a participant receives four options. Each option consists of two parts, right A and right B, which may be exercised if defined thresholds have been met: The threshold of right A is met if the price of the BASF share has increased by more than 30% in comparison to the base price (absolute threshold). The value of right A will be the difference between the market price of BASF shares at the exercise date and the base price; it is limited to 100% of the base price. Right B may be exercised if the cumulative percentage performance of BASF shares exceeds the percentage performance of the Dow Jones Global Chemicals Total Return Index (DJ Chemicals). The value of right B will be the base price of the option multiplied by twice the percentage outperformance of BASF shares compared to the DJ Chemicals index on the exercise date; the value of right B is limited to the closing price on the date of exercise, minus the calculated nominal value of the BASF share.

        The options were granted on July 1, 2003 and can be exercised between July 1, 2005 and June 30, 2011. During the exercise period it is not possible to exercise options during certain periods (closed periods). Each option right may only be exercised if the performance targets are achieved and may only be exercised once, meaning that if only one performance target is met and that option is exercised, the other option right expires. The maximum gain for a participant from the BOP program is limited to 10 times the original individual investment and will be principally settled in cash.

        The stock option programs BOP 1999 to BOP 2002 were structured in a similar way to the BOP 2003 program. To participate in the BOP program, each participant must hold BASF shares in the amount of 10% to 30% of his or her individual variable compensation (BOP 2002 and 2001) or must make an individual investment in BASF shares in the amount of 10% to 30% of his or her individual variable compensation that is used to purchase BASF shares at the market price on the first business day after the Annual Meeting (BOP 1999 and 2000). The options may be exercised following a vesting period of two years (BOP 2002 and 2001) or three years (BOP 1999 and 2000).

        The benchmark index used to determine the value of right B for BOP 1999 and 2000 is the Dow Jones EURO STOXXSM Total Return Index (EURO STOXXSM). For BOP 2001 it was replaced by the

DJ Chemicals Index, which is considered a more meaningful benchmark as a worldwide index for the chemical sector.

        Details on the fair value and the number of options issued are described below.

Fair value and parameters used as of December 31, 2003*

	BASF stock option program
	2003	2002	2001
Fair value	€21.64	€16.45	€13.48
Dividend yield of BASF shares	3.14%	3.14%	3.14%
Risk free interest rate	4.14%	3.96%	3.62%
Volatility of BASF shares	28.78%	29.44%	28.94%
Volatility of Index : DJ Chemicals	17.86%	18.76%	18.24%
Correlation BASF quotation: DJ Chemicals	71.30%	73.08%	72.97%

*
It is assumed that the options will be exercised, based upon the potential gains.

        The fair value at the option grant date was €16.82 (BOP 2003), €30.30 (BOP 2002), and €35.91 (BOP 2001).

	2003		2002		2001
	Wt. avg. base price	Number	Wt. avg. base price	Number	Wt. avg. base price	Number
Options outstanding as of January 1	46.67	3,252,444	45.64	3,092,732	44.34	2,057,003
Options granted	38.94	1,413,816	46.70	837,280	47.87	1,133,204
Options lapsed*	45.60	78,480	45.86	67,700	44.22	97,475
Options exercised	45.92	753,821	41.60	609,868	–	–

Options outstanding as of December 31	43.99	3,833,959	46.67	3,252,444	45.64	3,092,732

Thereof exercisable options	45.26	557,739	41.60	459,356	–	–

*
Option rights lapse if the option holders no longer work for BASF or have sold part of their BOP shares.

        The weighted average maturity of the outstanding options was 5.92 years on December 31, 2003, 5.33 years on December 31, 2002, and 5.14 years on December 31, 2001. The base prices were within a range of €38.94 to €47.87 in 2003, €41.60 to €47.87 in 2002, and €41.60 to €47.87 in 2001.

        In accordance with a resolution by the Board of Executive Directors in 2002 stock options will be settled in cash instead of delivering shares. Options outstanding as of December 31, 2002 and 2003 are valued with the fair value as of the balance sheet date. This amount is accrued as a provision over the respective vesting period. An amount of €28.1 million was charged to income in 2003, and €16.7 million in 2002. The compensation cost of €30.2 million in 2001 was determined based upon the number of outstanding options, their vesting period, and the fair value of the options at the grant date.

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

        Details on the incentive share program are described below.

	BASF incentive share program "plus"
	2003	2002	2001
Number of shares held as individual investment as of January 1	1,624,460	1,130,680	745,840
Number of shares added to the individual investment	584,490	535,500	434,800
Number of subscription rights lapsed	117,550	41,720	49,960

Number of shares held as individual investment as of December 31	2,091,400	1,624,460	1,130,680

        The Company provides for the value of the free shares over the period until the shares are to be issued based on the year-end price of BASF shares.

        Compensation cost of €10.8 million was recorded in 2003, €5.7 million in 2002, and €4.4 million in 2001.

        In addition, in 2003, all new employees with permanent contracts were offered five free BASF shares that must be held for 10 years. In 2003, 10,955 BASF shares were provided free of charge, resulting in €0.4 million of expenses.

        All employees with permanent contracts were provided the same offer. In 2002 174,130 BASF shares were provided free of charge. The resulting expenses of €8.0 million were already accrued as a provision in 2001.

29.  Financial instruments and derivative instruments

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

        Foreign exchange and interest rate risk management:    Foreign currency derivatives are primarily aimed at hedging the exchange rate risk against the U.S. dollar, the Canadian dollar, the Australian dollar, the British pound, the Brazilian real, the Japanese yen, the Mexican peso, and the Singapore dollar. Foreign exchange contracts, or combined interest/currency derivatives were entered into to hedge loans granted to group companies. In the case of interest swaps or combined instruments, the difference between interest paid and interest received is deferred and is reflected in the interest result.

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

        Book and estimated fair values of financial instruments, for which it is practicable to estimate the fair value, were as follows:

	December 31, 2003		December 31, 2002
	Book values	Fair values	Book values	Fair values
	(euros in millions)
Assets
Financial assets (details, see Note 15)	€2,599.6	€2,673.6	€3,248.9	€3,338.2
Accounts receivable, trade and other assets	7,599.0	7,602.6	7,647.3	7,633.6
Marketable securities (details, see Note 18)	146.9	161.9	131.8	150.2
Cash and cash equivalents	480.6	480.6	230.6	230.6
Liabilities
Financial liabilities	€3,506.7	€3,584.0	€3,610.4	€3,716.7
Accounts payable, trade and other liabilities	4,659.3	4,657.2	5,166.1	5,175.4

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

        Other assets in 2003 contained the book value of the DAX-LIBOR swaps in the amount of €54.4 million (2002; €33.5 million). The book value of the payment liabilities in 2003 was €56.7 million in 2003 and €77.5 million in 2002.

Breakdown of derivative financial instruments:

	2003	2002	2003	2002
	(euros in millions)
Forward exchange contracts	€5,068.7	€5,926.7	€366.8	€179.9
Currency options	410.0	–	1.8	–

Foreign currency derivatives	5,478.7	5,926.7	368.6	179.9

Interest rate swaps	105.3	90.3	(8.2)	(8.9)
Interest rate/cross currency swaps	2,596.5	3,058.2	292.2	(116.1)

Interest rate derivatives	2,701.8	3,148.5	284.0	(125.0)

Commodity derivatives and other derivatives	633.4	820.4	7.9	(25.4)

        Forward exchange contracts generally mature within one year.

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

        Provisions for probable losses from fluctuations of foreign exchange rates, interest rates or prices amounted to €2.2 million in 2003 and €2.7 million in 2002. The changes of the fair value of financial instruments and derivative contracts had been recognized as required by U.S. GAAP and the impact on net income and stockholders' equity in accordance to U.S. GAAP is disclosed in Note 4.

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

2003	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
	(euros in millions)
Results of operations
/*/ Sales to consolidated companies	€11	€–	€–	€–	€11	€5
/*/ Sales to third parties	402	1,158	179	194	1,933	14
/*/ Royalties	46	187	17	1	251	3

Total sales	367	971	162	193	1,693	16

/*/ Production costs	90	143	45	59	337	8
/*/ Exploration expenses	16	28	8	70	122	2
/*/ Depreciation, depletion, amortization and valuation	19	28	20	91	158	2
/*/ Other	(7)	4	0	(1)	(4)	0

Total costs	118	203	73	219	613	12

Result before taxes	249	768	89	(26)	1,080	4
/*/ Income taxes	95	661	19	9	784	1

Result after taxes	€154	€107	€70	€(35)	€296	€3

2002	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
	(euros in millions)
Results of operations
/*/ Sales to consolidated companies	€11	€–	€–	€–	€11	€6
/*/ Sales to third parties	391	1,093	182	102	1,768	18
/*/ Royalties	41	210	19	0	270	3

Total sales	361	883	163	102	1,509	21

/*/ Production costs	85	142	48	30	305	8
/*/ Exploration expenses	20	47	0	44	111	2
/*/ Depreciation, depletion, amortization and valuation	50	61	15	37	163	3
/*/ Other	(5)	(6)	(19)	1	(29)	0

Total costs	150	244	44	112	550	13

Result before taxes	211	639	119	(10)	959	8
/*/ Income taxes	80	576	18	(2)	672	2

Result after taxes	€131	€63	€101	€(8)	€287	€6

2001	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
	(euros in millions)
Results of operations
/*/ Sales to consolidated companies	€21	€–	€–	€–	€21	€7
/*/ Sales to third parties	422	1,195	280	90	1,987	21
/*/ Royalties	54	229	30	0	313	2

Total sales	389	966	250	90	1,695	26

/*/ Production costs	72	139	84	20	315	8
/*/ Exploration expenses	22	23	13	20	78	2
/*/ Depreciation, depletion, amortization and valuation	54	63	25	22	164	3
/*/ Other	–	9	–	0	9	3

Total costs	148	234	122	62	566	16

Result before taxes	241	732	128	28	1,129	10
/*/ Income taxes	135	659	23	17	834	3

Result after taxes	€106	€73	€105	€11	€295	€7

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

2003	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
	(euros in millions)
Costs incurred
Property acquisitions:
/*/ Proved	€–	€–	€–	€10	€10	€-
/*/ Unproved	–	–	–	–	–	–
Exploration	13	52	8	47	120	2
Development	40	97	30	56	223	0

Total costs	€53	€149	€38	€113	€353	€2

2002	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
	(euros in millions)
Costs incurred
Property acquisitions:
/*/ Proved	€–	€–	€–	€381	€381	€-
/*/ Unproved	–	–	–	182	182	–
Exploration	10	60	5	60	135	2
Development	53	63	50	19	185	1

Total costs	€63	€123	€55	€642	€883	€3

2001	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
	(euros in millions)
Costs incurred
Property acquisitions:
/*/ Proved	€–	€–	€–	€–	€–	€–
/*/ Unproved	–	–	–	2	2	–
Exploration	28	35	13	28	104	3
Development	51	34	49	5	139	1

Total costs	€79	€69	€62	€35	€245	€4

Capitalized costs relating to oil and gas producing activities

        Capitalized costs represent total expenditures on proved and unproved oil and gas properties with related accumulated depreciation, depletion and amortization.

2003	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
	(euros in millions)
Capitalized Costs
Gross costs:
/*/ Proved properties	€398	€769	€670	€424	€2,261	€18
/*/ Unproved properties	5	5	–	190	200	–
/*/ Other equipment	425	189	–	221	835	3
Accumulated depreciation, depletion, amortization and valuation allowances:
/*/ Proved properties	305	477	426	98	1,306	9
/*/ Unproved properties	0	3	–	4	7	–
/*/ Other equipment	333	169	–	133	635	3

Total net costs	€190	€314	€244	€600	€1,348	€9

2002	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
	(euros in millions)
Capitalized Costs
Gross costs:
/*/ Proved properties	€369	€639	€583	€419	€2,010	€23
/*/ Unproved properties	13	4	–	193	210	–
/*/ Other equipment	450	201	–	166	817	2
Accumulated depreciation, depletion, amortization and valuation allowances:
/*/ Proved properties	288	445	395	30	1,158	10
/*/ Unproved properties	0	3	–	4	7	–
/*/ Other equipment	359	178	–	121	658	1

Total net costs	€185	€218	€188	€623	€1,214	€14

2001	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
	(euros in millions)
Capitalized Costs
Gross costs:
/*/ Proved properties	€349	€575	€528	€28	€1,480	€19
/*/ Unproved properties	23	10	–	7	40	1
/*/ Other equipment	427	178	–	146	751	7
Accumulated depreciation, depletion, amortization and valuation allowances:
/*/ Proved properties	279	402	381	10	1,072	6
/*/ Unproved properties	0	10	–	4	14	–
/*/ Other equipment	342	173	–	110	625	5

Total net costs	€178	€178	€147	€57	€560	€16

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

        The tables below show the estimated net quantities, calculated in compliance with Regulation S-X, Rule 4-10(a), as of December 31, 2001, 2002 and 2003 of the Company's proved oil and gas reserves and proved developed oil and gas reserves, as well as changes in estimated proved reserves as a result of production and other factors. The Company's reserves for 2001, 2002 and 2003 include reserves owned directly by the Company and its consolidated subsidiaries.

        The major portion of additions of reserves 2002 resulting from Purchase of reserves shown under Rest of World represents the effect from the acquisition of Clyde Netherlands B.V.

2003	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
	(millions of barrels)
Estimated proved oil reserves
Proved developed and undeveloped reserves, beginning of year	92	422	50	1	565	17
/*/ Revisions and other changes	11	10	9	–	30	(1)
/*/ Extensions and discoveries	–	32	0	–	32	–
/*/ Improved recovery	–	–	–	–	–	–
/*/ Purchase of reserves	–	–	–	–	–	–
/*/ Sale of reserves	–	–	–	–	–	–
/*/ Production	10	47	7	1	65	2

End of year	93	417	52	0	562	14
Proved developed reserves, beginning of year	76	369	33	1	479	17
End of year	60	348	28	0	436	14
Estimated proved gas reserves (BSCF)
Proved developed and undeveloped reserves, beginning of year	482	208	1,341	328	2,359	–
/*/ Revisions and other changes	29	12	221	(53)	209	–
/*/ Extensions and discoveries	–	26	0	33	59	–
/*/ Improved recovery	–	–	–	–	–	–
/*/ Purchase of reserves	–	–	–	12	12	–
/*/ Sale of reserves	–	–	–	–	–	–
/*/ Production	58	20	99	51	228	–

End of year	453	226	1,463	269	2,411	–
Proved developed reserves, beginning of year	425	149	684	105	1,363	–
End of year	395	137	604	167	1,303	–

2002	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
	(millions of barrels)
Estimated proved oil reserves
Proved developed and undeveloped reserves, beginning of year	101	442	39	–	582	19
/*/ Revisions and other changes	1	18	17	–	36	–
/*/ Extensions and discoveries	–	6	–	–	6	–
/*/ Improved recovery	–	–	–	–	–	–
/*/ Purchase of reserves	–	–	–	1	1	–
/*/ Sale of reserves	–	–	–	–	–	–
/*/ Production	10	44	6	0	60	2

End of year	92	422	50	1	565	17
Proved developed reserves, beginning of year	70	412	28	–	510	19
End of year	76	369	33	1	479	17
Estimated proved gas reserves (BSCF)
Proved developed and undeveloped reserves, beginning of year	500	172	1,225	134	2,031	–
/*/ Revisions and other changes	38	50	189	0	277	–
/*/ Extensions and discoveries	–	4	12	34	50	–
/*/ Improved recovery	–	–	–	–	–	–
/*/ Purchase of reserves	–	–	–	190	190	–
/*/ Sale of reserves	–	–	–	–	–	–
/*/ Production	56	18	85	30	189	–

End of year	482	208	1,341	328	2,359	–
Proved developed reserves, beginning of year	500	171	612	57	1,340	–
End of year	425	149	684	105	1,363	–

2001	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
	(millions of barrels)
Estimated proved oil reserves
Proved developed and undeveloped reserves, beginning of year	116	479	30	–	625	–
/*/ Revisions and other changes	(6)	9	7	–	10	21
/*/ Extensions and discoveries	–	–	7	–	7	–
/*/ Improved recovery	–	–	–	–	–	–
/*/ Purchase of reserves	–	–	–	–	–	–
/*/ Sale of reserves	–	–	–	–	–	–
/*/ Production	9	46	5	–	60	2

End of year	101	442	39	–	582	19
Proved developed reserves, beginning of year	76	462	22	–	560	–
End of year	70	412	28	–	510	19
Estimated proved gas reserves (BSCF)
Proved developed and undeveloped reserves, beginning of year	509	228	920	89	1,746	–
/*/ Revisions and other changes	49	(36)	91	–	104	–
/*/ Extensions and discoveries	–	–	296	69	365	–
/*/ Improved recovery	–	–	–	–	–	–
/*/ Purchase of reserves	–	–	–	–	–	–
/*/ Sale of reserves	–	–	–	–	–	–
/*/ Production	58	20	82	24	184	–

End of year	500	172	1,225	134	2,031	–
Proved developed reserves, beginning of year	503	228	519	54	1,304	–
End of year	500	171	612	57	1,340	–

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

Standardized measure of discounted future net cash flows relating to proved oil and gas reserves

2003	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
	(euros in millions)
Discounted future net cash flow
Revenues	€2,669	€8,351	€1,670	€890	€13,580	€165
Production/development costs	1,387	1,673	797	482	4,339	75
Income taxes	585	5,662	163	135	6,545	21
Future net cash flows	697	1,016	710	273	2,696	69
Discounted to present value at a 10% annual rate	150	360	331	36	877	25

Total	€547	€656	€379	€237	€1,819	€44

2002	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
	(euros in millions)
Discounted future net cash flow
Revenues	€3,213	€10,048	€1,887	€1,090	€16,238	€163
Production/development costs	1,363	1,654	820	551	4,388	78
Income taxes	802	7,278	213	146	8,439	24
Future net cash flows	1,048	1,116	854	393	3,411	61
Discounted to present value at a 10% annual rate	252	417	354	116	1,139	23

Total	€796	€699	€500	€277	€2,272	€38

2001	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
	(euros in millions)
Discounted future net cash flow
Revenues	€3,111	€6,758	€1,720	€372	€11,961	€211
Production/development costs	1,429	1,795	873	164	4,261	95
Income taxes	727	4,108	207	104	5,146	28
Future net cash flows	955	855	640	104	2,554	88
Discounted to present value at a 10% annual rate	242	302	256	25	825	34

Total	€713	€553	€384	€79	€1,729	€54

Summary of changes in standardized measure of discounted future net cash flows relating to proved oil and gas reserves

        The major portion of changes 2002 resulting from Purchase (sales) of reserves in place – net shown under Rest of World represents the effect from the acquisition of Clyde Netherlands B.V.

2003	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
	(euros in millions)
Summary of changes
Balance as of January 1	€796	€699	€500	€277	€2,272	€38
Sales and transfers of oil and gas produced, net of production costs	(277)	(828)	(117)	(134)	(1,356)	(8)
Net changes in price and in development and production cost	(267)	(1,093)	(129)	(6)	(1,495)	2
Extension, discoveries and improved recovery, less related costs	–	269	0	57	326	–
Revisions of previous quantity estimates	106	130	35	(48)	223	0
Development costs incurred during the period	46	98	30	56	230	0
Changes in estimated future development costs	(108)	(8)	(31)	(4)	(151)	5
Purchase (sales) of reserves in place – net	–	–	–	8	8	–
Accretion of discount	118	469	60	37	684	5
Net changes in income taxes	132	921	31	(6)	1,078	2
Other	1	(1)	–	–	0	–
Balance as of December 31	€547	€656	€379	€237	€1,819	€44

2002	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
	(euros in millions)
Summary of changes
Balance as of January 1	€713	€553	€384	€79	€1,729	€54
Sales and transfers of oil and gas produced, net of production costs	(276)	(741)	(115)	(72)	(1,204)	(13)
Net changes in price and in development and production cost	181	2,233	46	18	2,478	(6)
Extension, discoveries and improved recovery, less related costs	–	57	3	40	100	–
Revisions of previous quantity estimates	58	171	35	(12)	252	(3)
Development costs incurred during the period	61	66	50	3	180	1
Changes in estimated future development costs	0	(91)	59	(24)	(56)	(3)
Purchase (sales) of reserves in place – net	–	–	–	264	264	–
Accretion of discount	108	287	50	13	458	7
Net changes in income taxes	(49)	(1,836)	(8)	(32)	(1,925)	2
Other	–	–	(4)	–	(4)	(1)
Balance as of December 31	€796	€699	€500	€277	€2,272	€38

2001	Germany	North Africa/ Middle East	Argentina	Rest of World	Total	Investments at equity, Rest of World
	(euros in millions)
Summary of changes
Balance as of January 1	€836	€717	€612	€76	€2,241	€-
Sales and transfers of oil and gas produced, net of production costs	(325)	(848)	(121)	(71)	(1,365)	–
Net changes in price and in development and production cost	(73)	(1,765)	(305)	20	(2,123)	–
Extension, discoveries and improved recovery, less related costs	–	–	1	23	24	–
Revisions of previous quantity estimates	102	(64)	42	(1)	79	–
Development costs incurred during the period	65	51	18	5	139	–
Changes in estimated future development costs	(91)	54	18	(3)	(22)	–
Purchase (sales) of reserves in place – net	–	–	–	–	–	–
Accretion of discount	127	481	72	12	692	–
Net changes in income taxes	72	1,927	47	18	2,064	–
Other	–	–	–	–	–	54
Balance as of December 31	€713	€553	€384	€79	€1,729	€54

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BASF AKTIENGESELLSCHAFT
Date: March 5, 2004	By:

		Name:	Dr. Jürgen Hambrecht
		Title:	Chairman of the Board of Executive Directors
By:

		Name:	Dr. Kurt Bock
		Title:	Chief Financial Officer of the Board of Executive Directors

Item 19.    Exhibits

1.1	Articles of Association (Satzung) of BASF Aktiengesellschaft as amended to date (previously filed as Exhibit 2.1 to BASF Aktiengesellschaft's Registration Statement on Form 20-F dated May 25, 2000, File No. 1-15909).
4.2	List of subsidiaries of BASF Aktiengesellschaft (List of Shares Held 2003).
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification Chief Executive Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification Chief Financial Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

E-1

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
BASIS OF PRESENTATION
RESULTS OF OPERATIONS
LIQUIDITY AND CAPITAL RESOURCES
EXCHANGE RATE EXPOSURE AND RISK MANAGEMENT
RESEARCH AND DEVELOPMENT
BOARD OF EXECUTIVE DIRECTORS
SUPERVISORY BOARD
EMPLOYEES
MAJOR SHAREHOLDERS
RELATED PARTY TRANSACTIONS
CONSOLIDATED FINANCIAL STATEMENTS
EXPORT SALES
LEGAL PROCEEDINGS
DIVIDEND POLICY
SIGNIFICANT CHANGES
LISTING DETAILS
ARTICLES OF ASSOCIATION
EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
TAXATION
INFORMATION REPORTING AND BACKUP WITHHOLDING
DOCUMENTS ON DISPLAY
INTEREST RATE RISK MANAGEMENT
MARKETABLE SECURITIES
COMMODITY PRICE RISKS
PART II
PART III
REPORT OF INDEPENDENT ACCOUNTANTS
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