Form 20-F/A
period 2003-12-31
BASF AKTIENGESELLSCHAFT
filed 2004-03-18
CIK 1024148

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on March 18, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

Amendment No. 1

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

EXPLANATORY NOTE

        This Annual Report on Form 20-F/A (the "Form 20-F/A"), filed on March 18, 2004, amends Item 4 of the Annual Report on Form 20-F filed by BASF Aktiengesellschaft on March 17, 2004 (the "Form 20-F").

        The Form 20-F/A amends the following:

        Item 4 "Information on the Company", Page 53, in the subsection entitled "Research and Development" the table of projects has been corrected.

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
	(euros in millions, except per share data and certain other data)
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

Group Strategy

        In response to the evolving global chemical industry, BASF announced in December 2003 a renewed strategy: BASF 2015. As an evolution of BASF's previous strategy, four strategic guidelines, along with a new logo and a new slogan ("BASF: The Chemical Company") were introduced. The new strategic guidelines; earning a premium on our cost of capital, helping our customers to be more successful, forming the best team in the industry, and ensuring sustainable development, will guide BASF's business in the future. As the world's largest chemical company, based on sales of €33,361 million in 2003, BASF aims to actively capitalize both on the structural and technological changes that will affect the global chemical industry, and economy as a whole over the next decade.

Earning a premium on our cost of capital

        BASF's measures its performance based on earnings before interest and taxes (EBIT) minus cost of capital employed. The expected cost of capital for the year 2004 is 10% before taxes. EBIT after cost of capital will also be used as a key performance indicator for our divisions.

Helping BASF's customers to be more successful

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

        The main capital expenditure projects of the Chemicals segment currently include:

Location	Project	Projected Annual Capacity at Completion of Project (metric tons)		Projected Start-Up-of Operations
Caojing, China	Tetrahydrofuran/ polytetrahydrofurn	80,000/ 60,000		2005

Nanjing, China	Integrated production site major products include:		(2)	2005

	ethylene	600,000

	ethylene glycol	300,000

	aromatics	300,000

	oxo alcohols	250,000

	organic acids	80,000

Port Arthur, Texas	Butadiene	410,000	(1)	2004

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

        Including recent market introductions, BASF's product pipeline has 13 projects. BASF estimates the total peak sales potential of these projects at around €1.5 billion, based on present exchange rates, making it one of the strongest pipelines in the industry:

	Product Group	Uses	Total Peak Sales
Projects in launch			about €800 million

Pyraclostrobin (F 500®)	Fungicide	Cereals, Soybeans, Vines, Vegetables

Chlorfenapyr	Insecticide	Termites

Boscalid	Fungicide	Vines, Fruits, Vegetables

Tritosulfuron	Herbicide	Cereals, Corn

Dimethenamid-P	Herbicide	Corn

Piconinafen	Herbicide	Cereals

Projects in development (launch targeted for 2004 and later)			about €700 million

Dimoxystrobin	Fungicide	Cereals

Orysastrobin	Fungicide	Rice

Metrafenone	Fungicide	Cereals, Vines

n.n.	Herbicide	Corn

n.n.	Insecticide	Vegetables, Potatoes

n.n.	Fungicide

n.n.	Herbicide

Total			about €1,500 million

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
MMBtu: Million British thermal unit.

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

E-1

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BASF AKTIENGESELLSCHAFT
Date: March 18, 2004	By:

		Name:	Dr. Jürgen Hambrecht
		Title:	Chairman of the Board of Executive Directors
By:

		Name:	Dr. Kurt Bock
		Title:	Chief Financial Officer of the Board of Executive Directors

QuickLinks

EXPLANATORY NOTE
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