Form 20-F
period 2004-12-31
BASF AKTIENGESELLSCHAFT
filed 2005-03-09
CIK 1024148

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on March 9, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

        As of December 31, 2004, there were 540,440,410 BASF ordinary shares of no par value outstanding.

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

        The accounting principles conform to International Financial Reporting Standards (IFRS) to the extent permissible under the German Commercial Code. The reconciliation of significant deviations to U.S. generally accepted accounting principles (U.S. GAAP) is described in Note 3 to the Consolidated Financial Statements included in Item 18.

        The translation of euros into dollars has been made solely for the convenience of the reader at the noon buying rate of the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2004, which was U.S. $1.3538 = €1.00. No representation is made that such amounts in euros could have been or could be converted into dollars at that or any other exchange rate on such date or any other dates.

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

  /*/
  changes in the composition of BASF Group companies, joint venture activities, divestitures, and the successful integration of acquisitions;

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

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

SELECTED FINANCIAL DATA

        The following selected financial data for each of the years in the five-year period ended December 31, 2004 are excerpted from the Consolidated Financial Statements of BASF, which have been audited by Deloitte & Touche GmbH, independent accountants during this period. These data are set forth in accordance with generally accepted accounting principles in Germany (German GAAP) and U.S. GAAP for all periods presented.

        BASF's accounting and valuation methods conform to International Financial Reporting Standards to the extent permissible under the German Commercial Code based on the accounting standards issued by the German Accounting Standards Board (GASB). See Notes 1 and 2 to the Consolidated Financial Statements in Item 18 for further information. The selected financial data presented below in accordance with U.S. GAAP for the years 2002, 2003 and 2004 have been derived from the Consolidated Financial Statements included in Item 18. The reconciliation of the differences between German GAAP and U.S. GAAP is described in Note 3 to the Consolidated Financial Statements.

        The translation of euros into U.S. dollars for 2004 has been made solely for the convenience of the reader at the noon buying rate of the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2004, which was U.S. $1.3538 = €1.00. No representation is made that such euro amounts could have been or could be converted into dollars at that or any other exchange rate on such date or any other dates.

	2004	2004	2003	2002	2001		2000
	(Million € and Million $, Except Per Share Data and Certain Other Data)
Income Statement Data
German GAAP
Sales, net of natural gas taxes	$50,817	€37,537	€33,361	€32,216	€32,500		€35,946
Gross profit on sales	16,109	11,899	10,028	10,400	10,312		12,691
Income from operations	6,574	4,856	2,658	2,641	1,217		3,070
Thereof special items	(50)	(37)	(335)	(240)	(1,076)		(330)
Income from ordinary activities	5,441	4,019	2,168	2,641	609		2,827
Extraordinary income before taxes	–	–	–	–	6,121		–
Income before taxes and minority interests	5,441	4,019	2,168	2,641	6,730		2,827
Income before minority interests	2,726	2,014	976	1,599	5,826		1,282
Net income	2,549	1,883	910	1,504	5,858		1,240
Basic earnings per share	4.64	3.43	1.62	2.60	9.72		2.02
Balance Sheet Data
German GAAP
Fixed assets	23,954	17,694	19,463	20,458	21,493		21,769
Current assets including deferred taxes and prepaid expenses	21,961	16,222	14,139	14,628	15,382		16,788

Total assets	45,915	33,916	33,602	35,086	36,875		38,557

Stockholders' equity	21,343	15,765	15,879	16,942	17,522		14,295
Thereof subscribed capital	1,873	1,384	1,425	1,460	1,494		1,555
Provisions and Liabilities	24,572	18,151	17,723	18,144	19,353		24,262
Thereof long-term	12,326	9,105	10,285	9,211	9,955		9,059

Total stockholders' equity and liabilities	45,915	33,916	33,602	35,086	36,875		38,557

Capital Expenditures and Depreciation
Additions to fixed assets	2,959	2,186	3,541	3,289	4,053		8,637
Depreciation and amortization of fixed assets.	4,193	3,097	2,682	2,501	2,945		2,921
U.S. GAAP Reconciliation
Net income*	2,522	1,863	1,320	1,716	5,655	**	1,520	**
Thereof from continuing operations*	2,522	1,863	1,320	1,716	(265	)**	1,365	**
Basic earnings per share*	4.59	3.39	2.35	2.96	9.38	**	2.45	**
Income from continuing operations per share*.	4.59	3.39	2.35	2.96	(0.44	)**	2.20	**
Diluted earnings per share*	4.59	3.39	2.35	2.96	9.38	**	2.43	**
Stockholders' equity*	23,230	17,159	17,324	18,040	18,659	**	15,387	**
Key Ratios
Return on sales (%)(1)	12.9	12.9	8.0	8.2	3.7		8.5
Return on assets (%)(2)	12.9	12.9	7.4	8.4	3.1		9.9
Return on equity after taxes (%)(3)	12.7	12.7	6.0	9.3	(1.0)		9.0

Weighted Average of Shares Outstanding Used in Determining Earnings per Share:

	2004	2003	2002	2001	2000
Basic earnings per share	548,714,243	561,886,993	579,118,368	602,586,176	612,806,123
Diluted earnings per share	548,714,243	561,886,993	579,118,368	602,586,176	621,581,022

*
Change in accounting policy for inventories – Amounts in accordance with U.S. GAAP for 2000 through 2003 restated for the change in accounting for inventories. BASF Group is required to comply with the International Financial Reporting Standards (IFRS) for the 2005 reporting year due to a mandate by the European Union. In order to capture this development in the 2004 reporting year, IFRS have been followed to the greatest extent permissible under German GAAP. As the LIFO method is not allowed under IFRS, inventory valuation has been changed to the average cost method, which has also been adopted for U.S. GAAP. A change from the LIFO method to another method requires a restatement of previously reported financial information. Fur further information please see Note 3 to the Consolidated Financial Statements in Item 18.

**
unaudited

(1)
Return on sales (%) is calculated by dividing income from operations by net sales.

(2)
Return on assets (%) is calculated by dividing income from ordinary activities plus interest expenses by the average amount of total assets of the current and the previous year.

(3)
Return on equity after taxes (%) is calculated by dividing net income, excluding extraordinary income after taxes, by the average amount of stockholders' equity of the current and the previous year.

REPORTABLE OPERATING SEGMENT DATA

	2004	2004	2003	2002	2001	2000
	(Million € and Million $)
Chemicals
Sales	$9,504	€7,020	€5,752	€5,317	€4,494	€4,504
Income from operations	1,680	1,241	393	635	362	640
Thereof special items	(126)	(93)	(107)	(41)	(63)	(5)
Assets	6,780	5,008	4,720	4,997	4,847	4,232
Plastics
Sales	14,258	10,532	8,787	8,477	8,185	11,030
Income from operations	906	669	296	582	(2)	902
Thereof special items	(79)	(58)	(67)	(11)	(182)	101
Assets	8,182	6,044	5,598	6,174	6,344	6,086
Performance Products
Sales	10,837	8,005	7,633	8,014	8,154	8,418
Income from operations	1,446	1,068	478	646	99	586
Thereof special items	376	278	(90)	(7)	(298)	(32)
Assets	5,992	4,426	4,656	5,218	6,048	6,266
Agricultural Products and Nutrition(1)
Thereof Agricultural Products
Sales	4,541	3,354	3,176	2,954	3,478	2,428
Income from operations	666	492	234	61	18	(443)
Thereof special items	(87)	(64)	(60)	(38)	(182)	(341)
Assets	6,565	4,849	5,523	5,092	6,377	6,607
Fine Chemicals
Sales	2,427	1,793	1,845	1,970	1,984	1,739
Income from operations	65	48	125	(6)	(210)	(5)
Thereof special items	(56)	(41)	(8)	(124)	(283)	(50)
Assets	1,718	1,269	1,303	1,392	1,488	1,368
Pharmaceuticals – discontinued operations
Sales	–	–	–	–	364	2,526
Income from operations	–	–	–	–	30	243
Thereof special items	–	–	–	–	29	(62)
Assets	–	–	–	–	–	2,228
Oil & Gas
Sales	7,125	5,263	4,791	4,199	4,516	3,957
Income from operations	2,216	1,637	1,365	1,210	1,308	1,310
Thereof special items	(14)	(10)	–	–	–	44
Assets	5,247	3,876	3,711	3,648	3,149	3,540
Others
Sales	2,125	1,570	1,377	1,285	1,325	1,344
Income from operations	(405)	(299)	(233)	(487)	(388)	(163)
Assets	11,431	8,444	8,091	8,565	8,622	8,230
BASF Group
Sales	50,817	37,537	33,361	32,216	32,500	35,946
Income from operations	6,574	4,856	2,658	2,641	1,217	3,070
Thereof special items	(50)	(37)	(335)	(240)	(1,076)	(330)
Assets	45,915	33,916	33,602	35,086	36,875	38,557

(1)
Until 2001 including the pharmaceuticals business.

Dividends

        The Board of Executive Directors and the Supervisory Board of BASF Aktiengesellschaft propose dividends based on BASF Aktiengesellschaft's year-end unconsolidated financial statements. The proposal is then voted on at BASF's Annual Meeting, which is usually held at the end of April of the following year. Official invitation to the Annual Meeting is issued about six weeks in advance.

        Since all BASF Shares are in bearer form, dividends are either remitted to the custodian bank on behalf of the stockholder, generally within two business days following the Annual Meeting, or, in the case of stockholders personally possessing certificates, available immediately following the Annual Meeting upon submission of the dividend coupon at the offices of BASF Aktiengesellschaft in Ludwigshafen, Germany, or the offices of BASF Aktiengesellschaft's appointed paying agents. On the dividend record date, record holders of BASF's American Depositary Receipts (ADRs) will be entitled to receive payment in full of the declared dividend in respect of the year for which it is declared. Cash dividends payable to ADR holders will be paid to The Bank of New York, as depositary, in euros and, subject to certain exceptions, will be converted by the depositary into U.S. dollars. The amount of dividends received by holders of ADRs may be affected by fluctuations in exchange rates. See "Exchange Rate Information" for further information.

        The following table lists the annual dividends payable per BASF Share in euros and the U.S. dollar equivalent for each of the years indicated. The table also discloses the dividend amount per BASF Share for 2004 proposed by the Supervisory Board and the Board of Executive Directors for approval at the Annual Meeting to be held on April 28, 2005. The table does not reflect the related tax credits available to eligible taxpayers. See "Item 10. Additional Information – Taxation of Dividends" for further information.

	Dividend Paid For Each BASF Share
Year Ended December 31,	Euro		Dollar
2004	1.70		2.30
2003	1.40		1.76
2002	1.40		1.47
2001	1.30		1.16
2000	2.00	(1)	1.88

(1)
Thereof special dividend of €0.70 per qualifying share to distribute in full equity charged with 45% corporation tax.

        The euro dividend amounts are translated solely for the convenience of the reader into U.S. dollars (rounded to the nearest cent) at the Noon Buying Rate on the dividend payment date. For the dividend proposed to be paid in 2005 for the year ended December 31, 2004, the euro amount is translated into U.S. dollars (rounded to the nearest cent) on the basis of the Noon Buying Rate on December 31, 2004 of $1.3538 = €1.00.

Exchange Rate Information

        On January 1, 2002, the euro became the sole legal tender for business transactions in Germany and the other eleven countries participating in the European Monetary Union.

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

	U.S. Dollar For One Euro
Year	High	Low	Period Average(1)	Period End
2004	1.3625	1.1801	1.2478	1.3538
2003	1.2597	1.0361	1.1411	1.2597
2002	1.0485	0.8594	0.9495	1.0485
2001	0.9520	0.8370	0.8909	0.8901
2000	1.0335	0.8270	0.9207	0.9388

(1)
The average of the Noon Buying Rates on the last business day of each full month during the relevant period.

        The high and low exchange rates for the euro for each month during the previous six months is set forth below:

	U.S. Dollar For One Euro
Month	High	Low
February, 2005	1.3274	1.2773
January, 2005	1.3476	1.2954
December, 2004	1.3625	1.3224
November, 2004	1.3288	1.2703
October, 2004	1.2783	1.2271
September, 2004	1.2417	1.2052

        The Noon Buying Rate for the euro on March 1, 2005 was quoted by the Federal Reserve Bank of New York at 1.3189 U.S. dollars for one euro.

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

Risk Factors

        BASF's business, financial condition or results of operations could suffer adverse material effects due to any of the following risks. While all the risks considered material are described below, these are not the only risks BASF faces. Additional risks not known by BASF or not presently considered material might also impair BASF's business operations.

Certain developments in the global economy generally may adversely affect BASF's sales and earnings

        Four major economic factors may pose risks affecting BASF's sales and earnings: 1. Oil price developments could be different from estimated tendency to decline, 2. The U.S. dollar may further devaluate against the euro and Asian currencies, 3. China's economy might experience a significantly reduced growth rate compared with expectations, and 4. U.S. interest rates could increase faster or more drastically than anticipated.

        Decreasing demand for chemical products in the United States and Asia, as well as ongoing economic weakness in Europe, could consequently have an adverse effect on both sales and earnings. Those areas that are subject to commoditization, such as BASF's basic inorganic chemicals, petrochemicals, intermediates and plastics operations are particularly vulnerable, whereas BASF's agricultural, nutrition and cosmetics operations and natural gas trading are less likely to suffer. BASF is also regionally diversified, and therefore less likely to suffer from weakness in a specific region.

Changes in regulatory controls could reduce the profitability of BASF's current products and could delay BASF's introduction of new products

        BASF must comply with a broad range of regulatory controls on the testing, manufacturing and marketing of many of its products. BASF expects that regulatory controls worldwide, and especially in the European Union (E.U.), will become increasingly more demanding. The proposed new E.U. chemicals policy (REACH) could require a significant increase in testing for chemical products. These tests could be very cost intensive and time consuming, and could lead to increased costs and reduced operating margins for BASF's chemical products. The new legislation is not expected to be in force before 2007 in the respective countries in Europe.

        Under the E.U. Directive on Emission Trading, governments have to impose total CO2 (carbon dioxide) caps on specific energy intensive installations. These caps aim to enable E.U. member states to meet their Kyoto targets. The National Allocation Plans (NAPs) have been assigned in 2004 for the first period from 2005 until 2007. BASF expects to comply with these targets during the next years. BASF does not anticipate specific capital expenditure exceeding the general administration and adjustment costs that the European industry is facing. Significant capital expenditure and possible limitations of BASF's growth strategy could occur, if the allocation situation changes dramatically after 2007.

BASF is exposed to foreign currency and interest rate risks

        BASF conducts a significant portion of its operations outside of Europe and is therefore exposed to risks associated with the fluctuations of foreign currencies. BASF is subject to interest rate risks in the ordinary course of its business.

        Risk management is centralized at BASF Aktiengesellschaft and BASF Group companies designated for that purpose. BASF hedges against financial risks through derivative instruments such as forward exchange contracts, currency options, interest rate and currency swaps and combined instruments. There can be no assurance, however, that BASF's hedging strategy will be effective and that foreign currency and interest rate fluctuations will not adversely affect BASF's results of operations. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk" and Note 27 to the Consolidated Financial Statements for additional information about the nominal value and market value of BASF's financial instruments.

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

Cyclicality may adversely affect BASF's operating margins

        The results of BASF's Chemicals, Plastics and Performance Products segments are affected by cyclicality and migration of various industries in which they operate, including the automotive, construction, electrical and electronics as well as the textile industries. BASF's strategy to deal with these risks is to constantly expand its cyclically resilient businesses, such as agrochemicals, active ingredients for pharmaceuticals and nutrition, and trading and transmission of natural gas. In cyclical businesses, BASF seeks to maintain cost leadership. BASF strives to anticipate customer migration tendencies and adjusts to customer industries by continued investment activities in emerging growth markets.

The results of BASF's crop protection business are dependent on weather conditions and can be affected by local and regional economic circumstances

        Sales volumes of BASF's crop protection products are subject to the agricultural sector's dependency on weather conditions. Adverse weather conditions in a particular growing region could materially negatively affect the results of operations of BASF's crop protection business. Demand for crop protection products is further influenced by the agricultural policies of governments and multinational organizations. In addition, BASF's crop protection products are typically sold pursuant to contracts with long payment terms. These extended payment periods make BASF's crop protection business susceptible to losses from receivables during local or regional economic crises and may adversely affect BASF's operating results.

Exploration risk may adversely affect the business of BASF's Oil & Gas segment

        The future growth of the exploration and production unit of our Oil & Gas segment is dependent on successful findings. The search for new oil and natural gas reserves involves certain geological risks that relate to the availability of hydrocarbon products and the quality thereof. The exploration and production industries are experienced in dealing with these risks diligently. We diversify our risks through a balanced exploration portfolio.

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

Negative developments in equity and bond markets may make extraordinary contributions to pension funds necessary

        The fund assets required to cover future pension obligations are actuarially determined using assumptions concerning the expected return on plan assets. The plan assets are partially comprised of equity investments. Declining returns on equity and bond markets could trigger additional contributions to the pension plans to cover future pension obligations. The amortization of additional contributions that are deferred as prepaid pension assets increase future pension expenses.

BASF is dependent upon hiring and retaining highly qualified management and technical personnel

        Competition for highly qualified management and technical personnel is intense in the industries in which BASF operates. BASF's future success depends in part on its continued ability to hire, integrate and retain highly skilled employees.

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

Litigation could harm BASF's operating results and cash flows

        For further information see "Item 8. Financial Information – Legal Proceedings" and Note 25 to the Consolidated Financial Statements.

Item 4.    Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

        BASF Aktiengesellschaft was incorporated as a stock corporation under the laws of the Federal Republic of Germany on January 30, 1952 under the name "Badische Anilin- und Soda-Fabrik AG." In 1973, the company changed its name to BASF Aktiengesellschaft. BASF Aktiengesellschaft's headquarters are located in Ludwigshafen, Germany; its registered office is located at Carl Bosch Strasse 38, 67056 Ludwigshafen, Federal Republic of Germany, telephone 011-49-621-60-0. The company's agent for U.S. federal securities law purposes is BASF Corporation, located at 100 Campus Drive, Florham Park, New Jersey 07932, telephone (973) 245-6000.

        Major recent acquisitions and divestitures include the following: BASF divested the printing systems business to CVC Capital Partners on November 30, 2004. On July 20, 2004, BASF divested the 30% share in DyStar to Platinum Equity. In 2003, BASF purchased the worldwide engineering plastics business from and sold its worldwide nylon fibers business to Honeywell International. BASF also acquired the insecticide fipronil, and certain fungicides for seed treatment from Bayer CropScience in 2003.

Major recent capital expenditures included:

Segment	Location	Project	Projected Annual Capacity at Completion of Project (metric tons)		Start-Up/Projected Start-Up of Operations
Chemicals	Caojing, China	Tetrahydrofuran / polytetrahydrofuran	80,000 / 60,000		2005

	Nanjing, China	Integrated production site; major products include:		(1)	2005
		/*/ ethylene	600,000

		/*/ ethylene glycol	300,000

		/*/ aromatics	300,000

		/*/ oxo alcohols	250,000

		/*/ organic acids	80,000

	Port Arthur, Texas	Butadiene	410,000	(2)	2004

Plastics	Altamira, Mexico	EPS expansion	150,000	(3)	2005

	Antwerp, Belgium	Terluran (ABS)	200,000		2004

	Antwerp, Belgium	Propylene oxide	300,000	(4)	2008

	Antwerp, Belgium	Hydrogen peroxide	200,000	(5)	2008

	Caojing, China	MDI (diphenylmethane diisocyanate)	240,000	(6)	2006

	Caojing, China	TDI (toluene diisocyanate)	160,000	(7)	2006

	Kuantan, Malaysia	Ultradur (PBT)	60,000	(8)	2006

	Pudong, China	Polyurethanes specialties	–		2007

Performance Products	Nanjing, China	Acrylic monomers	160,000	(1)	2005

(1)
Conducted through a joint venture between Sinopec Corp., China (50%) and BASF (50%), (capacity reflects total joint venture capacity).

(2)
Conducted through a joint venture between Shell Chemical Company, Texas (60%), BASF (24%) and Total Petrochemicals USA, Inc., Texas (16%) (capacity reflects total joint venture capacity).

(3)
Conducted through the joint venture Polioles S.A. de C.V., Mexico (capacity reflects total joint venture capacity of which BASF has a 50% share).

(4)
Conducted through a joint venture with The Dow Chemical Company, Michigan (capacity reflects total joint venture capacity).

(5)
Conducted through a joint venture with Solvay S.A., Belgium (capacity reflects total joint venture capacity).

(6)
Conducted through a joint venture with Sinopec Shanghai Gao Qiao Petrochemical Corporation, China; Shanghai Chlor-Alkali Chemical Co. Ltd., China and the Shanghai Hua Yi (Group) Company, China as well as Huntsman China Investments B.V., Netherlands (capacity reflects total joint venture capacity of which BASF has a 35% share).

(7)
Conducted through a joint venture with Sinopec Shanghai Gao Qiao Petrochemical Corporation, China and the Shanghai Hua Yi (Group) Company, China (capacity reflects total joint venture capacity of which BASF has a 70% share).

(8)
Conducted through a joint venture with Toray Industries Inc., Japan (capacity reflects total joint venture capacity of which BASF has a 50% share).

BUSINESS OVERVIEW

Introduction

        BASF is a transnational chemical company that comprises the parent company, BASF Aktiengesellschaft of Ludwigshafen, Germany, and 159 consolidated subsidiaries. The company has customers in more than 160 countries and operates production sites in 41 countries.

        For the year ended December 31, 2004, BASF reported sales of €37,537 million, income from operations of €4,856 million, and net income after taxes and minority interests of €1,883 million. Based on customer location, BASF's activities in Europe accounted for 55.9% of BASF's total sales in 2004; North America (which includes the United States, Mexico and Canada) accounted for 21.8% of sales; the Asia, Pacific Area, Africa region accounted for 16.8% of sales; and South America accounted for 5.5% of sales.

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

        BASF's operations are linked with what is referred to as the "Verbund" structure. Verbund loosely translates as "integration", but the meaning encompasses far more than what is traditionally associated with backward or forward integration. In production processes, BASF does not simply look forward and backward to find potential efficiencies, but rather examines every input and every output of these processes. At Verbund sites, BASF uses byproducts of chemical reactions that might otherwise have to be disposed of as raw materials for other processes. In addition, many chemical processes release heat energy, which BASF converts into steam and then uses to drive other processes within a Verbund site. This allows our Verbund sites to consume less fossil fuel than would otherwise be required. The closely linked plants at a Verbund site also allow the use of pipelines to transport intermediate products, instead of railcars, barges or trucks, thus resulting in further savings. By reusing byproducts and residual materials, using energy and other raw materials efficiently, and keeping the distances that substances need to be transported to a minimum, BASF reduces the impact on the environment and saves money. This concept of benefiting from interconnectivity is applied to other areas as well, such as R&D, purchasing and managing customer relationships, where globally interactive teams maximize BASF's productivity.

Group Strategy

        Chemistry offers enormous opportunities. It is the key to a future that we actively shape. We help our customers to be more successful with a variety of products, applications and intelligent system solutions. Our business activities are governed by innovation and sustainability – to ensure that we will still be the world's leading chemical company in 2015 and beyond.

        We are concentrating on and expanding our strengths in our chemical businesses, in agricultural products and nutrition, and in oil and gas. In doing so, we aim to make our portfolio more resilient toward cyclicality and oil price fluctuations.

        In addition, we are consistently utilizing technological change to create advantages for BASF. We are using the opportunities provided by biotechnology, nanomaterials, material sciences and energy-management technologies to offer our customers products and system solutions with cutting-edge properties. In doing so, we open up attractive business opportunities for them and us.

Four guidelines for our future

        Four strategic guidelines describe BASF's path to the future:

  /*/
  earn a premium on our cost of capital,

  /*/
  help our customers to be more successful,

  /*/
  form the best team in industry, and

  /*/
  ensure sustainable development.

Earn a premium on our cost of capital

        We earn a premium on our cost of capital to increase the value of BASF. To achieve this goal, we have been expanding on our value-based management strategy since 2003. EBIT (earnings before interest and taxes) after cost of capital is now the key performance and management indicator for our operating divisions and business units. We measure every business decision and our performance on the basis of how it influences earnings after cost of capital in the short and long term. As a result, all of our employees help us to improve cost structures, to use our capital more economically and to grow profitably.

        The BASF Group must achieve an EBIT of 10% on its operating assets to satisfy the returns expected by providers of equity and debt, and to cover tax expenses. The cost of capital percentage before interest and taxes of 10% corresponds to a weighted average cost of capital (WACC) of approximately 6% after taxes.

        The WACC calculation is an internationally recognized method of determining a company's cost of capital. The return desired by shareholders and the interest rates on debt capital are determined and weighted according to their share of total capital. We calculate our cost of equity on the basis of the market value of BASF shares. The cost of capital percentage is reviewed annually. EBIT after cost of capital is calculated by subtracting income taxes for oil production that are noncompensable with German taxes (see Note 8 of Item 18) and the cost of capital from BASF Group's EBIT. Finally, EBIT for activities not assigned to the segments is added, since this is already provided for in the cost of capital percentage.

        We achieve profitable growth through long-term value-adding investments, but above all through innovation. These include successful new products as well as more competitive processes. They are generated by an efficient innovation process in an environment that supports creativity and entrepreneurship. To obtain the best results from our funds, BASF is concentrating its resources even more closely on those business areas that show the greatest potential for profitable growth.

Help our customers to be more successful

        We are there wherever our customers are. We invested in good time in growth markets, and are now active in all important markets worldwide. In order to grow profitably, we aim to focus even more closely on our customers' needs in the future, and develop and apply the best business models for our customers and for us. Our goal is to increase the benefit of our products and system solutions throughout the value-adding chain. We are therefore looking harder at what our customers, markets and consumers want. In a close dialogue, we also aim to identify requirements that offer our customers and ourselves potential for growth as well as unique selling propositions. The systematic dialogue with our customers plays an important role in this effort: In joint teams, we look at how we can use our entire knowledge more efficiently to create intelligent solutions that will support our customers' success. To do this, we want to develop innovative business models that are oriented to the needs of our customers and their markets.

        Through our Marketing & Sales Academy, we are working to increase the enthusiasm and expertise of our employees worldwide, and thus sharpen the customer focus. By supporting this process with networks to enhance knowledge transfer, we will also become more attractive for the best management trainees.

Form the best team in industry

        Our highly qualified, motivated and committed team of employees are crucial for BASF's success in the global market. Attracting and developing the best talent therefore has top priority at our company.

        We aim to enhance our employee's opportunities for self-learning and learning on the job. In doing so, we utilize novel integrated training concepts as well as new personnel development and qualification systems. To be an attractive employer, we have long used performance-related pay to encourage entrepreneurial thinking and acting. In the future, we will increasingly link pay at all levels to individual performance and the success of the company.

        We are taking steps to broaden the international nature of our management team and also develop more women for management positions. By becoming more diverse, we will increase mutual understanding and our ability to tackle problems faster and more creatively. In the area of executive and professional development, we are paying greater attention to specific leadership skills in addition to technical ability. The Leadership Compass we published in 2004 clearly states what our senior executives undertake to achieve: clarity and a sense of reality, performance and speed, enthusiasm and inspiration, as well as strategic and operational leadership.

Ensure sustainable development

        For BASF, sustainable development means combining long-term economic success with environmental protection and social responsibility. This is how we understand our contribution to ensure a better future for us and coming generations. The strategies needed to achieve this are developed and monitored by BASF's Sustainability Council and implemented with the support of regional networks in Asia, the Americas and Europe. In our view, our social responsibility lies in offering our employees performance-related compensation, investing in their education and life-long learning, and providing flexible, family-oriented arrangements for working hours.

        The most important sustainability tools for our customers are our eco-efficiency analysis and our Expert Services Sustainability. The eco-efficiency analysis helps customers to decide which products and processes are best suited to their specific application from both economic and environmental viewpoints. Our Expert Services Sustainability combines our know-how in the fields of Responsible Care and sustainability to provide applications for our customers. Together with marketing and sales, we can thus offer services as well as products. As a result, sustainability pays off in the form of a better market position for our customers and BASF.

CHEMICALS

Segment Overview

        The Chemicals segment produces a wide range of products, from basic petrochemicals and inorganic chemicals to higher-value intermediates, allowing BASF to exploit fully the benefits of its Verbund approach to integration. The segment is further organized into the Inorganics, Petrochemicals, and Intermediates divisions. Key information is provided in the following table:

	2004	2003	2002
	(Million €)
Sales to third parties	7,020	5,752	5,317
Percentage of total BASF sales	19%	17%	17%
Intersegmental transfers	3,395	2,680	2,598
Income from operations	1,241	393	635
Capital expenditures	555	527	495

        The Chemicals segment produces a wide variety of chemicals that are sold to a multitude of industries including the chemical, construction, automotive, electrical, electronics, detergents, colorants, coatings, health and nutrition industries.

        The Chemicals segment forms the basis of BASF's Verbund because its divisions both intensively consume and manufacture products along the company's core value-adding chains. Virtually all products that the segment sells to external customers are produced within this integrated network. Although most of the segment's sales are to external customers, 32.6% of the segment's total sales are intersegmental transfers to other BASF operations for the manufacture of higher-value products. The products manufactured for captive use include many basic and intermediate chemicals.

        The principal raw materials used in the Chemicals segment are sulfur, salt, propane, butane, naphtha and natural gas. The segment purchases approximately 5% of its raw materials from other BASF operations. Natural gas, a key raw material for the Chemicals segment, is acquired both through BASF's joint venture WINGAS GmbH, and from external sources. All other principal raw materials are purchased from external sources. BASF does not rely on any dominant supplier for the raw materials of its Chemicals segment.

Segment Strategy

        The Chemicals segment focuses on the supply of cost-efficient standard chemicals for internal demand and on offering a broad range of intermediate and higher-value products for external customers. Success factors for the chemicals segment in a competitive environment are cost leadership, including competitively priced raw materials, economies of scale, leading technology and efficient production processes. The high and steady internal demand for the basic chemical building blocks produced by the Chemicals segment ensures a high capacity utilization of BASF's world-scale plants, e.g., steam crackers, ammonia plants, etc. BASF's capital expenditures and research and development efforts are focused on building world-scale plants, as well as on developing new technologies, improved processes and new products.

        The Chemicals segment's global strategy is to maintain its leading market position in Europe, improve its cost structure and market position in North America, and expand its operations in Asia. In Europe, BASF modernized production plants and reduced fixed costs, such as changing over part of the chlorine plant in Ludwigshafen to the more cost-efficient membrane process in 2003.

        In North America, the Chemicals segment operates one of the world's largest naphtha steam crackers in Port Arthur, Texas, in conjunction with its 40% partner, Total Petrochemicals USA, Inc., Texas. This steam cracker supplies propylene, ethylene and other products to BASF's Verbund sites in Geismar, Louisiana, and Freeport, Texas. In 2004, the C4 complex that is integrated into the steam cracker in Port Arthur, Texas started operation. It includes an extraction unit for butadiene and an inalkylation unit owned jointly by BASF and its partners Shell and Total Petrochemicals as well as a metathesis unit owned by our joint venture with Total Petrochemicals. The latter will produce an additional 300,000 tons of propylene per year. In 2004, BASF acquired the plasticizer business of Sunoco, Inc., within North America to strengthen BASF's market position in this region.

        In Asia, BASF has a number of major projects underway. These include the expansion of the Verbund site in Kuantan, Malaysia with our joint venture partner PETRONAS. The new butanediole complex in Kuantan, Malaysia started operation in 2004. The output of this plant will also be a precursor for our new polybutyleneterephthalate (PBT) plant, which we are constructing with our joint venture partner Toray, Japan. BASF is also constructing a new Verbund site in Nanjing, China with its joint venture partner SINOPEC. BASF expects all plants at the Nanjing site to be operational in 2005. In addition, in 2003 BASF started the construction of a new plant for tetrahydrofuran (THF) and polytetrahydrofuran (PolyTHF®) in Caojing, China, which will also start operations in 2005.

Research and Development

        In 2004, the Chemicals segment invested approximately €104 million in research and development. Research activities are focused on the development of improved or new production processes as well as on the development of innovative products.

        Within the process development area, we aim to develop improved synthesis of organic and inorganic intermediates and industrial chemicals to strengthen our value-adding production chains. One example of this is BASF's new and proprietary technology for the synthesis of THF and subsequently PolyTHF®. Our new plant for THF and PolyTHF® that will start operations in 2005 will use this new technology, which eliminates the intermediary step of 1,4-Butanediol (BDO) that was previously necessary, thereby saving energy and reducing costs.

        Within the product development area, we are concentrating on extending our product range with new, customer-oriented products and applications. We must understand our customers' products and processes and find the best solutions for their problems. A recent example in this area comes from the wood products industry. In 2004, we developed a new impregnating resin that reduces the electrostatic charging of a person walking on laminate flooring, thus lowering the risk of sparks, such as when touching a door handle. This product is currently being introduced into the market. Another example of the Chemicals segment's product innovations is our portfolio of ionic liquids. In 2004, BASF gained the process innovation award from European Chemical News for the first commercial application of this new and versatile product class.

Products

        The Chemicals segment has the following major product lines:

Inorganic Specialties and Electronic Grade Chemicals (Inorganics division)

        BASF offers a wide range of inorganic specialties which includes carbonyl iron powder, hydroxylamine free base, hydroxylammonium sulfate, boron specialties and BASF's innovative Catamold® line of products for powder injection molding of metal and ceramic components. The Catamold® line is especially suited for manufacturing tiny, intricate devices such as watch casings and orthodontic appliances. BASF sells these products globally to manufacturers in the automotive, construction and medical sectors, among other industries. BASF also produces some inorganic specialties in electronic grade, such as hydroxylamine free base for use in manufacturing semiconductors, light-emitting diodes, and flat and plasma screen displays.

Inorganic Chemicals (Inorganics division)

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

Glues and Impregnating Resins (Inorganics division)

        BASF offers a wide variety of tailor-made adhesives for the wood products industry. These adhesives are used to bind together the particles, fibers and strands found in all types of particleboards, and are also used for surface bonding of wooden components. In addition, BASF produces impregnating resins, which are used to manufacture decorative paper and laminated flooring. BASF is also a producer of glues and impregnating resin raw materials such as ammonia, formaldehyde, methanol, urea and melamine. Europe is the primary market for this group of products.

Cracker Products (Petrochemicals division)

        BASF produces the entire range of cracker products from ethylene and propylene to benzene and C4 cuts. Of these, propylene is the most important starting product for BASF's value-adding chains, especially acrylic monomers, oxo alcohols and propylene oxide. Benzene is used captively, while the residues from benzene extraction are sold as gasoline components. Butadiene is used captively to produce dispersions and ABS (acrylonitrile-butadiene-styrene) and is also sold in the merchant market. Isobutene (a C4 hydrocarbon) serves as the starting material for the polyisobutene value-adding chain of gasoline additives as well as the basic building block in vitamin synthesis. In Europe, all n-butenes are used in the synthesis of plasticizers and detergent alcohols. Higher olefins are marketed to the adhesives industry.

Alkylene Oxides and Glycols (Petrochemicals division)

        Ethylene oxide derived from ethylene is used mainly to produce surfactants, ethanolamines, glycols and glycol ethers. Ethylene glycol is a product used in antifreeze by the automotive industry. BASF also supplies ethylene glycol to polyester manufacturers for the production of fibers, films and PET (polyethylene terephthalate) plastic bottles. Propylene oxide is synthesized from propylene and serves as a base for a wide variety of products, including surfactants, hydraulic fluids, solvents and propylene glycol.

Solvents (Petrochemicals division)

        BASF offers a wide range of oxygenated, halogen-free solvents that are used to dissolve other chemicals and facilitate chemical reactions. BASF is the world's largest producer of oxo alcohols and is also a major producer of acetates, glycol ethers and glycol ether acetates, as well as the specialty solvents such as cyclohexanone. BASF sells most of these products globally, primarily to the coatings, pharmaceuticals and cosmetics industries.

Plasticizers and Plasticizer Raw Materials (Petrochemicals division)

        BASF manufactures standard and specialty plasticizers, which are used in chemical processes to make rigid plastics flexible. BASF also sells the plasticizer precursor phthalic anhydride for use in dyestuffs and unsaturated polyester resins, and markets plasticizers based on higher alcohols. With our new specialty plasticizer Hexamoll DINCH, we offer an innovative alternative to our customers; this product was especially developed for sensitive human-contact applications like medical devices, toys, or food contact applications.

Amines (Intermediates division)

        BASF is among the world's top three producers of amines, which are principally used to make detergents and cleaning products, process chemicals and agricultural products as well as pharmaceuticals. BASF offers approximately 140 different amines worldwide. Key products include ethanolamines, ethyleneamines, alkylamines, alkylalkanolamines and several specialty and aromatic amines.

Butanediol and its derivatives (Intermediates division)

        BASF produces and sells these products globally: BASF is the world's largest manufacturer of 1,4-butanediol, which is a chemical building block for products such as polyesters and polyurethanes. Its derivatives are used to produce products ranging from fibers to paints, and include tetrahydrofuran, PolyTHF®, gamma-butyrolactone and N-methylpyrrolidone.

Polyalcohols and Specialties (Intermediates division)

        The polyalcohols such as 1,6-hexanediol and neopentylglycol (Neol®) are mainly used as raw materials for a wide range of coatings. In addition, BASF offers specialties like carbonates and various special acetylenics such as vinylmonomers and alkylpyrrolidones.

Acids and Specialty Intermediates (Intermediates division)

        This product group comprises both commodity acid products and specialty intermediate products. Carbon acids such as formic acid, propionic acid and 2-ethylhexanoic acid can be used to manufacture preservatives for the feed and food industries, as well as auxiliaries for textile and leather applications. Specialty intermediates, such as derivatives of phosgene like acid chlorides and chloroformates, glyoxal and its derivatives, glutaraldehyde and various other chemicals such as formamide, triphenylphosphine and several chiral intermediates are often used in the manufacture of paper, polymers, textiles and leather products, and are of increasing importance for pharmaceuticals and agricultural products.

Division Information

Inorganics

        BASF's Inorganics division sells about 750 products of which approximately 55% are allocated for captive use. These internal transfers include large amounts of chlorine, sodium hydroxide, ammonia, formaldehyde, methanol and nitric acid as precursors to create higher-value products. The remaining amount is sold to external customers worldwide in a broad range of industries.

        In 2004, the Inorganics division's sales to third parties were €844 million. Thereof, Europe accounted for 76%; the Asia, Pacific Area, Africa region for 13%; North America (NAFTA) for 9%; and South America for 2%.

        The most important production site for the Inorganics division is BASF's Verbund site in Ludwigshafen, Germany, where the division produces the majority of its product range. The division also produces basic inorganic chemicals such as ammonia, formaldehyde, nitric acid and sulfuric acid at the company's Verbund site in Antwerp, Belgium.

        The Inorganics division's portfolio includes high margin inorganic specialties such as alcoholates as well as boron and potassium specialties, with customers in the important non-cyclical life science markets. Offering customers inorganic specialties and innovative products, especially in the areas of electronic grade chemicals, catalysts and powder injection molding products, allows BASF to maintain a competitive edge and thus contributes to the division's profitability. BASF aims to expand its business in inorganic specialties and catalysts for which the company can obtain higher margins.

        The Inorganics division competes on the basis of strong customer relationships, comprehensive product service and price. In the market for specialty products, the division also competes based on its ability to offer innovative products, such as catalysts. The Inorganics division sells its products primarily through BASF's own sales force.

        The Inorganics division's main competitors include Arkema, Norsk Hydro and Gentek. In the market for catalysts, the division's main competitors include Süd-Chemie, Criterion Catalyst & Technology Company and Procatalyse, while in the market for glues and impregnating resins, Nordkemi and Arkema are among BASF's competitors.

Petrochemicals

        The Petrochemicals division sells more than 200 products and represents the first step in BASF's Verbund approach to integration for the company's petrochemical-based, high-value products.

        In 2004, the Petrochemicals division's sales to third parties were €4,189 million. Thereof, North America (NAFTA) accounted for 49%; Europe for 44%; the Asia, Pacific Area, Africa region for 6%; and South America for 1%.

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

        In Europe, BASF operates steam crackers in Ludwigshafen, Germany and Antwerp, Belgium. In the NAFTA region, it operates a steam cracker in Port Arthur, Texas with its 40% partner Total Petrochemicals USA, Inc., Texas. Although the steam crackers mainly supply products for captive use within the company, BASF maintains positions in the merchant markets for ethylene to ensure high capacity utilization. In Nanjing, China, a steam cracker and several downstream production facilities are expected to start operations in 2005.

        The division's products, which are used both internally in BASF's value-adding chains of production and are also sold to external customers, include large amounts of ethylene, propylene, butadiene, benzene, oxo alcohols, phthalic anhydride, plasticizers, ethylene oxide, ethylene glycols, propylene oxide, propylene glycol and industrial gases.

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

        BASF considers Shell Chemicals and BP Chemicals, Eastman Chemicals, Exxon Chemicals Company, Dow, SABIC EuroPetrochemicals, SINOPEC, and European Oxo to be the main competitors in its Petrochemicals division.

Intermediates

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

        In 2004, the Intermediates division's sales to third parties were €1,987 million. Thereof, Europe accounted for 51%; the Asia, Pacific Area, Africa region for 31%; North America (NAFTA) for 15%; and South America for 3%.

        Many of the Intermediates division's products are more resilient to economic cycles than products in the Chemicals segment's other divisions, and many are the result of multi-step production processes within BASF before intermediates are sold to external customers. The division additionally satisfies high demand within BASF for cost-efficient precursors for the production of agricultural products, pharmaceuticals, paint resins, plastics, adhesives, dyes, pigments and process chemicals for the textile, leather and paper industries. Internal transfers to other BASF operations, in particular of amines, account for approximately 25% of the division's total sales.

        The keys to the Intermediates division's success are achieving technological and cost leadership, offering customized products and, increasingly, developing a global production presence. Currently, we are building wholly owned plants for tetrahydrofuran and polytetrahydrofuran (PolyTHF®) in Caojing, China. The plants will be started up in 2005 and will utilize BASF's newly developed proprietary technology to convert butane directly to tetrahydrofuran and subsequently to PolyTHF®.

        BASF sells this division's products through its own sales force as well as through distributors. BASF is among the top three producers worldwide in the main products of its four strategic intermediates' business units. In the amines markets, BASF considers its main competitors to be Air Products, Dow and Huntsman.

In BASF's activities of butanediol and derivatives, the company's major competitors are ISP, Invista, Lyondell, Dairen, Mitsubishi Chemicals and new entrants from China. Eastman Chemical and Ube Industries are considered to be the main competitors for polyalcohols and specialties. Finally, the main competitors in BASF's acids and specialty intermediates business are Kemira and BP Amoco.

PLASTICS

Segment Overview

        BASF is one of the world's leading plastics manufacturers, and offers one of the industry's most comprehensive product ranges. The segment is organized into three divisions: Styrenics, Performance Polymers, and Polyurethanes. Key information is provided in the following table:

	2004	2003	2002
	(Million €)
Sales to third parties	10,532	8,787	8,477
Percentage of total BASF sales	28%	26%	26%
Intersegmental transfers	677	541	436
Income from operations	669	296	582
Capital expenditures	454	539	636

        The Plastics segment purchases over two-thirds of its raw materials from external suppliers. The principal raw materials are benzene, toluene, ethylene, propylene, butadiene, acrylonitrile, cyclohexane, and ammonia. BASF has a policy of maintaining multiple suppliers for raw materials of its Plastics segment, so that it is not dependent on any dominant supplier. However, it cannot be guaranteed that short-term tightness in the supply for a particular raw material will not occur.

Segment Strategy

        BASF's Plastics segment seeks to strengthen its position in the styrenics, nylon and polyurethane value-adding chains of chemistry through the following strategies:

  /*/
  Marketing and selling products more efficiently than competitors in key regional markets: To support this strategic goal, BASF is realigning its businesses with standard products, specialties and systems solutions differently to meet the changed market and customer demands and thus introducing new business models for the respective products.

  /*/
  Establishing efficient business processes for the standard products: In the standard products business, BASF is streamlining its portfolio to include only a limited number of product lines combined with appropriate marketing processes to consistently deliver high-quality products at minimum costs with maximum reliability.

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

  /*/
  Optimizing the regional portfolio: To increase efficiency significantly, BASF is improving processes and cost structures in Europe and consolidating businesses in North America. In Asia, BASF continues to strengthen its position as one of the leading global manufacturers of plastics.

  /*/
  Working closely with customers in developing new specialties and systems solutions: For specialties as well as systems solutions, BASF is cooperating with customers in the early development phases of new applications, which is a significant factor for the long-term success of our business.

  /*/
  Using e-commerce more extensively as a distribution channel: BASF's sales through e-commerce channels such as our proprietary PlasticsPortal doubled to more than €2 billion in 2004. BASF expects that sales via these distribution channels will continue to increase in the future.

Research and Development

        In 2004, the Plastics segment spent approximately €138 million on research and development activities. We consider R&D to be a key element in ensuring the long-term success of our Plastics segment. Our R&D activities are focused in two areas: the manufacturing processes, and product development.

        Within the process development area, we seek to improve existing manufacturing processes, and also to develop new cost-effective manufacturing alternatives. A good example of this is the new hydrogen peroxide to propylene oxide (HPPO) technology. Together with Dow, we developed this innovative process, which generates nothing but the end product propylene oxide (PO), avoiding co-products. This process is the most cost-effective method to produce PO, and plants using this technology require a significantly lower investment compared to conventional PO productions processes. The construction of a world scale plant using this process is scheduled to begin in 2006 at our Antwerp Verbund site.

        Within the product development area, we seek to work together with customers in order to develop innovative new products and improvements to our existing products. By working with customers from the start, we can ensure that the results of our efforts are marketable. For example, our Ultradur® High Speed that allows our customers in the automotive and electronics industry to reduce their manufacturing costs thanks to shorter production times, has been well received by the market. This decisive benefit is due to the material's radically improved melt flow, which is achieved by adding finely distributed nanoparticles. Innovative products like this help make our customers more successful and solidify BASF's position as the partner of choice.

Products

        The Plastics segment contains the following significant product lines:

PS (Polystyrene) (Styrenics division)

        BASF's polystyrene products range from rigid and transparent general-purpose plastics to high impact-resistant grades that customers shape using injection molding, extrusion and blow molding. Primary applications include packaging and household appliances.

EPS (Expandable Polystyrene) (Styrenics division)

        BASF sells expandable polystyrene under the brand names Styropor® and Neopor®. Expandable polystyrene's advantages include heat insulation, high compressive strength, shock absorption, low weight, and moisture resistance. Primary applications include building insulation and packaging.

XPS (Extruded Polystyrene) (Styrenics division)

        BASF sells extruded polystyrene under the brand name Styrodur®. It is a green, extruded, rigid polystyrene foam that is made using environmentally friendly carbon dioxide as a blowing agent. Styrodur® offers heat insulation, low water absorption, and compressive strength. The primary application is building insulation.

SAN (Styrene-Acrylonitrile Copolymers) (Styrenics division)

        Luran® is BASF's trade name for SAN plastic. It is transparent, chemical and dishwasher resistant, and offers a high degree of stiffness and resistance to temperature change. Primary applications include household and toiletry items, and packaging.

ABS (Acrylonitrile-Butadiene-Styrene Copolymers) (Styrenics division)

        Terluran® is the trade name for BASF's top styrene copolymer plastic. It offers superior surface quality, mechanical properties and chemical resistance. Primary applications include electrical and electronic equipment, and automotive components.

ASA (Acrylonitrile-Styrene-Acrylate Copolymers) (Styrenics division)

        Luran® S is the trade name for BASF's styrene copolymer plastic modified with rubber to make it resistant to weathering, aging and chemicals. Primary applications include exterior automotive components, electrical and electronic equipment.

MABS (Methacrylate-Acrylonitrile-Butadiene-Styrene Copolymer) (Styrenics division)

        Terlux® is the trade name for BASF's MABS plastic. It offers transparency, luster, toughness and resistance to chemicals. Primary applications include hygiene and cosmetic product containers as well as medical equipment housings.

MF (Melamine Resin Foam) (Styrenics division)

        BASF sells melamine resin foam under the brand name Basotect®. It is a flexible foam material that absorbs sound and offers high heat resistance and good flame retardant attributes. Primary applications include automotive components and soundproofing materials.

PA (Polyamide) and Intermediates (Performance Polymers division)

        Ultramid® and Capron® are the trade names for BASF's engineering plastics based on nylon 6, nylon 6,6 and other copolymers. They offer toughness and strength as well as both heat and chemical resistance. Primary applications include automotive engine intake manifolds and flame retardant plastics for electrical components such as switches.

        Ultramid® is also the trade name for BASF's base resin of nylon 6 and 6,6 sold in the fibers and extrusion market. Primary applications include carpets and textiles as well as films for food packaging.

        Intermediates include caprolactam for nylon 6 and adipic acid and hexamethylenediamin for nylon 6,6.

PBT (Polybutylene Terephthalate) (Performance Polymers division)

        Ultradur® is the trade name for BASF's engineering plastic based on PBT. It features high stiffness, strength, dimensional stability and heat and aging resistance. Primary applications include electrical connectors, and automotive components.

POM (Polyoxymethylene) (Performance Polymers division)

        Ultraform® is the trade name for BASF's POM plastic. It offers high stiffness and strength, resilience and low wear. Primary applications include clips and fasteners, and mechanical and precision engineering devices such as shafts and gears.

PES (Polyethersulfone) and PSU (Polysulfone) (Performance Polymers division)

        Ultrason® S and E are the trade names for BASF's PES and PSU plastics. The most important features of Ultrason are stiffness, and resistance to water and oily substances even at high temperatures. Other important features include electrical insulation properties and dimensional stability. Primary applications include automobile oil circulation systems, headlight reflectors, microwave dishes, and medical equipment.

MDI (Diphenylmethane Diisocyanate) (Polyurethanes division)

        MDI is a versatile isocyanate that can be used to make flexible foams as well as semi-rigid and rigid polyurethane plastics. Primary applications include furniture interiors, automotive components, and shoe soles.

TDI (Toluene Diisocyanate) (Polyurethanes division)

        TDI is an isocyanate used primarily in the manufacture of flexible foams. Primary applications include foam cushions for furniture, and automotive components.

Polyether Polyols (Polyurethanes division)

        Polyether Polyols are combined with isocyanates to make virtually all polyurethane products, other than those made with polyester polyols. Primary applications include rigid and flexible foams.

Polyester Polyols (Polyurethanes division)

        Polyester Polyols are combined with isocyanates to make primarily semi-rigid polyurethane plastics. Primary applications include cable sheathing and shoe soles.

Polyurethane Systems (Polyurethanes division)

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

TPU (Thermoplastic Polyurethane Elastomers) (Polyurethanes division)

        TPU is sold under the trade name Elastollan® and is based on both polyether polyols and polyester polyols. It is supplied in granular form to customers who use it primarily to make flexible plastic cable coverings. Customers for these products are primarily in the automotive and cable and wire industries.

Cellular Elastomers (Polyurethanes division)

        Cellular Elastomers are sold under the names Cellasto®, Elastocell® as well as Emdicell® and are shock-absorbing, rigid plastics. Microcellular polyurethane parts for antivibration applications are sold, for example, as molded end products for use as shock absorbers and buffers in the automotive industry.

Division Information

Styrenics

        BASF is one of a small number of global producers of styrenics, supplying customers in all major geographic markets worldwide. BASF continues to fine-tune Verbund structures at its production sites and to carry out backward integration where appropriate.

        In 2004, the Styrenics division's sales to third parties were €4,450 million. Thereof, Europe accounted for 44%; the Asia, Pacific Area, Africa region for 32%; North America (NAFTA) for 19%; and South America for 5%.

        BASF believes that cost-efficient business processes with an appropriate number of products manufactured in highly competitive world-scale plants are crucial to ensuring the continued competitiveness of its styrenics products. In the second quarter of 2004, the new ABS (Acrylonitrile-Butadiene-Styrene Copolymers) plant in Antwerp, Belgium started its production primarily for the European market. Together with its world scale plants in Ulsan, South Korea and Altamira, Mexico, BASF is now serving its customers with standard ABS globally out of three plants. As a consequence of our continuous process of restructuring, the EPS (expandable polystyrene) production in South Brunswick, New Jersey, will cease at the beginning of 2005. The extended plant in Altamira, Mexico will then supply the North American (NAFTA) area.

        BASF continues to realign its business models for the standard products PS, ABS and EPS by streamlining the respective product portfolios and the specific business processes. Rising volatility of raw material prices and pricing pressure from low cost producers especially in Asia are leading to reduced margins. As a consequence, cost leadership in production and efficient business processes are crucial for these standard products. We therefore optimize our business models for standard products to meet the demands of our customers – consistent quality, reliable supply and competitive prices.

        In contrast, BASF is targeting its specialties for profitable growth by focusing on market as well as application development and increased global sales. Starting in 2005, BASF is concentrating specialties in a newly established global business organization.

        The Styrenics division sells products primarily through its own regional sales force, supported by BASF technical and marketing experts. The Styrenics division is increasingly relying on e-commerce (BASF's PlasticsPortal, EDI and VMI) for distributing its products.

        The market for styrenics is global and characterized by intense price competition. Demand for styrenics continues to rise due to overall economic growth in both industrial and emerging markets.

        The principal global competitors of the Styrenics division are Dow and Total. The division also competes in North America with Nova and in Europe with Enichem. In Asia, BASF competes with other regional competitors, such as Chi Mei, Loyal, and LG Chem.

Performance Polymers

        BASF is one of the world's leading producers of engineering plastics, extrusion products and fiber intermediates. In 2003, BASF purchased the engineering plastics business from Honeywell International and acquired the nylon 6,6 business of Ticona. In 2004, both businesses were successfully integrated into the division's engineering plastics activities.

        In 2004, the Performance Polymers division's sales to third parties were €2,587 million. Thereof, Europe accounted for 49%; North America (NAFTA) for 28%; the Asia, Pacific Area, Africa region for 22%; and South America for 1%.

        Performance Polymers products are sold to more than 2,000 customers worldwide, more than 85% of which are engineering plastics customers. This customer base consists largely of high-performance plastic molders and plastics component manufacturers in the automotive, consumer electronics, electrical equipment and packaging industries. These customers often rate product performance and customer support as important, but prices are becoming increasingly critical to customers in choosing a supplier.

        To compete effectively in this market, the Performance Polymers division seeks to increase its preferred supplier status with global customers, many of whom demand collaboration in developing specific plastics applications. The division works with suppliers to automotive manufacturers to develop specific applications for parts such as engine components, airbag housings and electronic connectors.

        The division's customers for engineering plastics, particularly in the automotive industry, are primarily global companies that demand uniform worldwide standards for products and services in all major markets. BASF sells engineering plastics products primarily through its own regional sales force supported by BASF's technical centers in Germany, the United States and Japan. These centers not only help customers to develop applications, but also independently research new markets and applications in which plastics can replace more conventional materials such as metal. In Asia, the division is expanding its sales force to build on its solid position in the market.

        The large-volume markets for caprolactam and other fiber intermediate products are characterized by cyclicality, price competition and commodity pricing. Growth rates are usually low compared to the engineering plastics and extrusion market. The markets for extrusion grades, particularly films for food packaging, are gaining importance as they are less cyclic and show high growth rates, particularly in China.

        The Performance Polymers division is increasingly relying on e-commerce as a channel for distributing its products, and operates its own website, PlasticsPortal.

        Major global competitors are Bayer, Celanese, Lanxess, DuPont, General Electric, DSM, UBE, Solutia and Rhodia.

Polyurethanes

        BASF's Polyurethanes division is one of the world's three largest producers of polyurethanes; important specialty plastics used to produce a wide spectrum of rigid, flexible, foamed and compact components for consumer products.

        In 2004, the Polyurethanes division's sales to third parties were €3,495 million. Thereof, Europe accounted for 39%; North America (NAFTA) for 29%; the Asia, Pacific Area, Africa region for 29%; and South America for 3%.

        BASF offers over 3,500 customized polyurethane solutions. These products are used to make a variety of automotive parts, including bumpers, steering wheels and instrument panels. BASF's polyurethanes can also be found in household goods, such as mattresses and upholstery, and in sports equipment, such as in-line skates and athletic shoes. The fashion industry is increasingly using BASF's polyurethanes, particularly to manufacture synthetic leathers.

        The Polyurethanes division's products are broken down into three basic categories; polyurethane basic materials, polyurethane systems, and special elastomers. The Polyurethanes division sells the vast majority of its products to external customers.

        To build on its strong relationships with customers, the Polyurethanes division is expanding its regional activities, focusing above all on the Asian market. In Yeosu, South Korea, a new plant for the production of TDI (Toluene Diisocyanate) based on new technology went onstream in 2003. For the support of our growth in Asia, the expansion of the existing MDI plant (Diphenylmethane Diisocyanate) was completed in the third quarter of 2004. In Caojing, China, BASF commenced construction of an integrated manufacturing facility for MDI and TDI with its local and international joint venture partners that is scheduled to come onstream in 2006.

        For polyurethane systems and special elastomers, strong relationships with leading industry customers are crucial because of the highly individualized nature of these products. To strengthen its relationships with customers, BASF has established a global network of system houses. System houses are production sites that work closely with customers to provide specially formulated products for individual needs. The Polyurethanes division currently has 27 system houses around the world in locations near customers. BASF will continue to establish or acquire more.

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

        The main competitors of the Polyurethanes division are Bayer, Dow, Huntsman, Lyondell and Shell Chemicals.

PERFORMANCE PRODUCTS

Segment Overview

        BASF is a leading global producer of performance chemicals, coatings and functional polymers through its Performance Products segment. This segment produces a broad range of high-value chemicals, formulations and integrated chemical systems solutions that it sells to many global companies in the automotive, coatings, oil, paper, packaging, textile, leather, detergent, sanitary care, construction, and chemical industries. BASF divested the printing systems business to CVC Capital Partners on November 30, 2004. Key information is provided in the following table:

	2004	2003	2002
	(Million €)
Sales to third parties	8,005	7,633	8,014
Percentage of total BASF sales	21%	23%	25%
Intersegmental transfers	291	301	326
Income from operations	1,068	478	646
Capital expenditures	286	236	288

        The Performance Products segment purchases approximately 50% of its raw materials from other BASF operations and does not rely on a dominant external supplier. The segment's principal raw materials are propylene, oxo alcohols, butadiene, styrene, ethylene oxide, propylene oxide, naphthalene, aliphatic alcohols, pigments, solvents and resins. The segment's products often represent the final stages in many value-adding chains within BASF's Verbund approach to integration.

Segment Strategy

        The key elements of the segment's success are:

  /*/
  Developing products, integrated chemical systems solutions and application technologies tailored to the specific requirements of customers, and thereby ensuring sustainable development.

  /*/
  Introducing new marketing programs, such as the "system supplier for coating materials" in the coatings division, where the segment takes over responsibility for the chemical management in customers' processes.

  /*/
  Establishing and expanding regional manufacturing plants with economies of scale as well as development and application centers to better serve regional customers, particularly in the growth region Asia.

  /*/
  Systematically controlling costs for standard products.

Research and Development

        In 2004, the segment spent €221 million on research and development activities. The main focus of the segment's research and development is on innovative and eco-efficient system solutions that are tailor-made for the processes and technologies of our customers. The target is to help customers to operate more successfully in their markets and to open growth potential for them and us. Therefore, close cooperation with customers holding leading market positions is of great importance in order to fully exploit the research resources and reduce the time to market. In addition, state-of-the-art application centers and pilot plants, for instance for coatings, paper making, or pressure-sensitive adhesives, are a key success factor, and serve to deepen our understanding of the customers' processes and assess new chemical systems under real application conditions.

        Recent examples of successful innovations and system solutions are:

  /*/
  Cyclanon® XC-W, is a textile processing product launched in May 2004. BASF became the first company to offer a post-clearing agent that can be used for all reactive dyes. This product removes all dye particles that are not completely absorbed by the fabric during the dyeing process, thereby improving colorfastness. At the same time, the new product reduces the number of rinsing baths, thus saving time, energy and water.

  /*/
  "Integrated Process II," is an innovative coating method for customers in the automotive industry developed by BASF Coatings. By eliminating the filler coat and integrating its function into the subsequent basecoat layers, we can shorten coating lines and processes, economize on costs and materials, make more effective use of materials, reduce energy usage and reduce the environmental impact.

  /*/
  We launched a completely new generation of binders for exterior paints based on nanocomposite dispersions. This innovative nanocomposite binder provides excellent resistance to dirt in architectural coatings. The unique properties of this new binder generation allows our customers in the coating industry to further enhance their end products such as exterior paints or wood stains.

Products

        The Performance Products segment contains the following significant product lines:

Pigments and Resins for Coatings and Plastics (Performance Chemicals division)

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

Isobutene Derivative Chemistry (Performance Chemicals division)

        Isobutene is the starting material for polyisobutene, the most important component for BASF's branded fuel additives. Through its highly reactive polyisobutenes, BASF has established a new standard in the fuel and lubricant additives market. BASF is the only industry supplier with a product portfolio spanning low to ultra-high molecular polyisobutenes, and also manufactures polyisobutene derivatives such as polyisobuteneamine.

Surfactants (Performance Chemicals division)

        BASF produces a wide range of nonionic surfactants based on aliphatic alcohols, ethylene oxide and propylene oxide. Such products are used in detergents and cleaners, textile and leather auxiliaries.

Hydrocyanic Acid Derivative Chemistry (Performance Chemicals division)

        BASF produces several chelating agents based on hydrocyanic acid, which serve as process chemicals in various industries. Applications include pulp manufacturing, electroplating, laundry detergents, cleaners and photographic chemicals.

Performance Chemicals for Textiles (Performance Chemicals division)

        BASF offers textile and dyeing auxiliaries, pigment preparations for textile printing as well as inks for ink-jet printing technology. BASF's product range covers a wide spectrum of textile applications.

Leather Dyes and Chemicals (Performance Chemicals division)

        BASF is one of the world's leading producers of leather chemicals and dyes, producing a full range of products for nearly every aspect of the leather production process.

Automotive OEM (Original Equipment Manufacturer) Coatings Solutions

        BASF offers complete coatings solutions to coat car bodies and components as well as extensive technical support to major vehicle manufacturers. All of the world's leading automobile manufacturers are long-standing customers of BASF.

Automotive Refinish / Commercial Transport Coatings Solutions

        For the refinishing of automobiles and coatings for commercial vehicles, BASF offers topcoat and undercoat materials through coating systems under the well-known brand names Glasurit®, R-M® and Salcomix®. Most of these systems, which are sold to paint distributors and automotive repair and body shops, increasingly use solvent-reducing waterborne coatings as well as high-solid systems.

Industrial Coatings Solutions

        BASF offers environmentally efficient systems for coating industrial products. Application technologies include precoatings, powder, electro-deposition and liquid coatings that are used on household appliances, commercial vehicles, industrial buildings and radiator components. BASF is the second largest coil coatings producer.

Decorative Paints (Coatings division)

        BASF is the leading producer of decorative paints for interior and exterior use in the South American market. BASF's dispersion and building paints are marketed under the Suvinil® trademark and enjoy a high level of customer recognition.

Acrylic Monomers (Functional Polymers division)

        BASF is the world's largest producer of acrylic monomers, which are sold directly to internal and external customers in the form of acrylic acid, acrylic esters and special acrylics. Acrylic monomers are used as precursors to manufacture dispersions, superabsorbents, detergents, flocculants and fibers for a wide range of industries.

Polymer Dispersions for the Adhesives and Construction Industries (Functional Polymers division)

        BASF's polymers products consist mainly of polymer dispersions for the manufacture of adhesives, paints and finishes, as well as non-woven materials and chemicals for the construction industry. BASF is especially strong in its technical expertise and technology for adhesive raw materials, as well as in dispersions for paints and other coating materials.

Paper Chemicals (Functional Polymers division)

        BASF offers the paper industry a comprehensive range of chemical products for many aspects of the paper production process, including the manufacture of untreated paper, paper finishing and wastewater treatment. The Functional Polymers division's product range of paper chemicals consists of paper-processing chemicals, paper dyes and dispersions for paper coating.

Superabsorbents (Functional Polymers division)

        BASF sells superabsorbents globally to the personal hygiene industry, which uses these products to manufacture diapers and other sanitary care products.

Division Information

Performance Chemicals

        BASF is one of the world's largest manufacturers of high-value performance chemicals, which the company sells to a broad range of customers worldwide in a wide variety of industries including the plastics, coatings, construction, detergent, automotive, oil, leather and textile industries.

        BASF's strength is its Verbund approach: this gives the Performance Chemicals division an advantage over small and medium-sized companies that lack the cost advantages of integration. The Performance Chemicals division sells roughly 90% of its products to external customers.

        In 2004, the Performance Chemicals division's sales to third parties were €3,228 million. Thereof, Europe accounted for 59%; the Asia, Pacific Area, Africa region for 21%; North America (NAFTA) for 15%; and South America for 5%.

        The Performance Chemicals division comprises five different businesses: Performance Chemicals for Coatings, Plastics and Specialties, for Automotive and Oil Industry, for Detergents and Formulators, for Textiles and for Leather. Each business follows its own strategy, focusing on innovative products and systems solutions for growing markets. The division sells its products globally. BASF's own regional sales network sells most of the Performance Chemicals division's products. Distributors sell the balance of products, primarily to smaller customers. In the Asia Pacific region, we are increasing our sales activities to meet the needs of the growing markets especially for the textile and leather industries, which are continuing to relocate their activities from Europe and North America (NAFTA) to Asia.

        BASF views the detergents industry as one of the division's most important markets. The company is one of the largest producers of nonionic surfactants. Surfactants enhance cleansing efficiency and are used, for example in household detergents and dishwashing agents as well as in industrial and institutional cleaning applications. The business unit Performance Chemicals for Coatings, Plastics and Specialties has been increasing its competitiveness by restructuring and consolidating production sites. The printing systems business (process pigments, printing inks, printing plates) of the Performance Chemicals division was divested as of November 30, 2004.

        The Performance Chemicals division's principal competitors vary according to industry, however, the most significant competitors for the division are Ciba, Clariant, Shell, Sasol, Dow, Akzo Nobel and Bayer.

Coatings

        BASF offers innovative and environmentally friendly products for the automotive industry, including both finishes and refinishes, and for particular segments of the industrial coatings market. BASF also sells decorative paints in South America for interior and exterior use in residential and commercial buildings.

        In 2004, the Coatings division's sales to third parties were €2,022 million. Thereof, Europe accounted for 50%; North America (NAFTA) for 27%; South America for 14%; and the Asia, Pacific Area, Africa region for 9%.

        BASF's Coatings division provides customers with innovative high-solid, waterborne and powder coating systems that reduce or eliminate solvent emissions and are considered environmentally and economically efficient. For example, BASF sees significant growth opportunities for its "Integrated Process II" for automotive OEM coatings, which is in the market introduction phase. This innovative system simplifies the conventional process to require fewer coating layers, thus offering substantial cost saving potential while reducing the environmental impact of auto body painting, with limited investment.

        The key to the division's success is maintaining preferred supplier status with major customers by working together with them to develop system solutions, which are tailor-made products and services. These system solutions help the division to differentiate its product offerings from those of its competitors and foster lasting relationships with customers.

        In addition, customers that use automotive and industrial coatings require quick delivery of coatings at specified times to accommodate their just-in-time manufacturing. To satisfy these needs, BASF's Coatings division locates its operations near its customers' production sites.

        BASF sells products of the Coatings division to customers, particularly those in the automotive industry, primarily through its own sales force. Third-party distributors also sell products of the automotive refinish coatings, industrial coatings and South American decorative paint businesses. The Coatings division sells all of its products to external customers.

        The Coatings division also uses e-commerce as an important distribution channel, in particular for its automotive refinish coatings. In North America, customers of BASF's automotive refinish technologies business can order products online at bodyshopmall.com. For customers in Europe, the division has established similar e-commerce portals to sell its Glasurit® and R-M® brands.

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

        BASF considers DuPont, PPG Industries and Akzo Nobel to be the primary global competitors of the Coatings division, while Nippon Paint Company and Kansai Paint Company are considered to be the division's competitors in Asia.

Functional Polymers

        BASF's Functional Polymers division is one of the largest producers of acrylic acid and its downstream products, which are mainly superabsorbents and dispersions. In a dispersion, submicron polymer particles are suspended in water. Dispersions are used in a multitude of industries, including the manufacture of paper, decorative paints, adhesives, construction chemicals, non-woven materials, carpets, fibers and plastics. The Functional Polymers division also manufactures wet-end chemicals for paper production. The most important customers of the Functional Polymers division are the paper, construction, adhesive, sanitary care, coatings, and chemicals industries.

        In 2004, the Functional Polymers division's sales to third parties were €2,755 million. Thereof, Europe accounted for 50%; North America (NAFTA) for 25%; the Asia, Pacific Area, Africa region for 20%; and South America for 5%.

        The Functional Polymers division's strategic goal is to achieve long-term profitable growth in all regions and to increase market share in the rapidly growing markets in Asia.

        BASF manufactures most of these products at cost-effective Verbund plants. However, for certain products, such as dispersions, which contain up to 50% water, manufacturing is done locally to minimize transportation costs. The largest plants are located at BASF's Verbund sites in Ludwigshafen, Germany; Antwerp, Belgium; Freeport, Texas; Kuantan, Malaysia; and from 2005, Nanjing, China.

        The Functional Polymers division continues to strengthen its position in Asia, the fastest-growing market worldwide. BASF is constructing its second Asian Verbund site in Nanjing, China, where the division will start the production of acrylic acid and its esters beginning 2005. In Indonesia, additional capacities for dispersions production went onstream in 2004.

        The division sells approximately 90% of its products to external customers. The vast majority of the division's products are primarily sold through BASF's own regional sales network. Some smaller customers purchase products through distributors.

        The Functional Polymers division continues to develop e-commerce as a distribution channel for its products. The division is increasingly selling its products through Elemica Holding Ltd., an independent business-to-business e-commerce company. The division's participation in WorldAccount, BASF's integrated global extranet platform, is targeted at its customers in the adhesive, construction and paper industries.

        Acrylic monomers are predominantly commodities and can therefore be affected by cyclicality. Other products, particularly dispersions for adhesives, paints and non-wovens; superabsorbents, and paper process chemicals, are relatively resilient to economic cycles and compete primarily on the basis of product innovation and quality.

        BASF's main competitor in acrylic monomers and dispersions is Rohm & Haas. Dow and Hercules are BASF's main competitors in paper chemicals. In the superabsorbents business, BASF's main global competitors are Degussa and Nippon Shokubai.

AGRICULTURAL PRODUCTS & NUTRITION

Segment Overview

        This segment consists of the Agricultural Products and Fine Chemicals divisions, which are treated as separate reportable operating units. The segment offers opportunities for high returns and is typically more resilient to economic cycles. In addition, the segment includes the activities of BASF Plant Science. Key financial information is provided in the following table:

	2004	2003	2002
	(Million €)
Agricultural Products
Sales to third parties	3,354	3,176	2,954
Percentage of total BASF sales	9%	10%	9%
Intersegmental transfers	26	24	21
Income from operations	492	234	61
Capital expenditures	95	1,133	88
Fine Chemicals
Sales to third parties	1,793	1,845	1,970
Percentage of total BASF sales	5%	6%	6%
Intersegmental transfers	30	20	36
Income from operations	48	125	(6)
Capital expenditures	137	140	157

BASF Plant Science

        BASF Plant Science has the goal of becoming a leading competitor in the plant biotechnology market and a major supplier to the agricultural and nutritional industry. The activities of BASF Plant Science are concentrated in developing more efficient agriculture, improved nutrition and the use of plants as "green factories." These include for example plants with a higher level of vitamins or with omega-3 fatty acids that can prevent cardiovascular diseases.

        BASF Plant Science coordinates an international research and technology platform with seven sites in four countries in Europe and North America with a staff of about 400. In addition, BASF Plant Science has established numerous complementary cooperations with research institutes, universities and biotechnology companies in Europe and North America.

Agricultural Products

Overview

        The Agricultural Products division is a leading innovator and supplier of fungicides, insecticides and herbicides. The division's products are used by farmers to improve crop yields and crop quality and by other customers for uses in non-crop areas such as in public health, structural/urban pest control, turf and ornamental plants, vegetation management and forestry.

        Capital expenditures in the Agricultural Products division included mainly optimization measures at several sites.

Strategy

        The Agricultural Products division directs major resources at meeting the needs of the high-value agricultural markets in Western and Central Europe, North America, Brazil and Japan. The division aims to sustain its role as a leading innovator by continuing significant research and development activities focusing on fungicides, insecticides and selected herbicides, where it expects further market growth and high demand for innovations. Profitability of the Agricultural Products division is driven by:

  /*/
  New products from its research pipeline or from acquisitions;

  /*/
  Alignment of resources, product and service offering to customers' needs; and

  /*/
  Effective management of assets and costs.

        The division believes itself to be well positioned for continued profitable growth; building on a significant presence in core markets, a strong late stage R&D pipeline, a high share of patent-protected products and high customer satisfaction.

        BASF aims to grow profitably especially with new fungicides and insecticides and in specific applications such as seed treatment. Products recently launched from the research pipeline are the fungicides F 500®, dimoxystrobin and boscalid. In 2003, BASF acquired the insecticide fipronil and certain fungicides for seed treatment from Bayer CropScience. As part of the acquisition, the fipronil manufacturing site in Elbeuf, France, entered into the ownership of BASF effective February 14, 2004.

        The division continues to implement cost and asset optimization measures in mature or non-core segments. In 2004, it divested its phenoxy herbicide business (2,4-D, MCPA, Mecoprop-P, Mecoprop, Dichlorprop-P and Dichlorprop) and changed its marketing presence in Australia, establishing a distribution agreement with a third party. Production of imidazolinones was concentrated in Hannibal, Missouri; therefore, one manufacturing plant at its site in Manati, Puerto Rico, was closed down. BASF has announced the exit from the manufacturing site of Resende, Brazil through an employee buyout.

Major Products

F 500® (pyraclostrobin)

        F 500® (pyraclostrobin) is a major new fungicidal active ingredient of the strobilurin class of chemistry, highly effective, safe for crops and has a favorable toxicological and ecotoxicity profile. At the end of 2004, F 500® has been approved in more than 40 countries for over 100 crops in over 70 indications. Products containing F 500® have been launched successfully in all regions. Therefore, BASF has updated the sales target for products containing F 500® from €300 million to €400 million.

Boscalid

        Boscalid is one of the most recent active ingredients from our research and is highly effective for controlling fungal diseases especially in fruits and vegetables. With its broad spectrum of activity and crop uses, boscalid will become the backbone of our specialty crop business and will complement our strobilurines and other molecules. Launched for the 2003/04 season, it has received registrations in over 20 countries for over 100 crops in over 100 indications by the end of 2004.

Fipronil

        Fipronil is an active ingredient of a new class of insecticide chemistry and was acquired from Bayer CropScience effective March 21, 2003. It plays a strategic role in BASF's insecticides portfolio. Fipronil puts the Agricultural Products division in a position to strongly participate in ongoing and future shifts in demand towards more modern insecticides. Furthermore, it strengthens BASF's position in other attractive market segments, such as structural/urban pest control, turf and ornamental plants. BASF expects to create synergies between fipronil and its current portfolio, especially in fungicides.

The CLEARFIELD® Production System

        The CLEARFIELD® Production System combines herbicide-resistant seeds developed using enhanced plant breeding methods with custom-designed herbicide solutions. CLEARFIELD® crops currently being marketed include canola, sunflower, corn, rice and wheat. Because the CLEARFIELD® technology does not involve the introduction of genetic material from other sources, it is characterized as non-GMO (genetically modified organisms), offering advantages to the growers for certain markets.

Research and Development

        BASF's research and development activities in Agricultural Products cover all three areas of crop protection: fungicides, insecticides and herbicides. Agrochemical research activities are directed to the discovery of active ingredients with economic, biological and ecological advantages. BASF Plant Science conducts research in the area of agronomic traits for the division. Development activities are primarily focused on high-value segments in core markets and for core active ingredients.

        In 2004, research and development spending in the Agricultural Products division was approximately 8% of the division's sales to third parties.

        BASF is currently working on developing six new active ingredients, on a new herbicide tolerance project and on numerous products to protect seeds with active ingredients that have already been launched. These product innovations will be ready for market and have a peak sales potential of €700 million. A further seven crop protection active ingredients with a peak sales potential of €1 billion are currently being introduced to the market. Of these, F 500® and boscalid in particular have developed better than expected and in 2004 have helped us achieve approximately 60% of the peak sales potential planned with the active ingredients in market launch.

	Uses	Total Peak Sales Potential
Projects in market launch		about €1,000 million
3 fungicides	Cereals, Soybeans, Specialty Crops
3 herbicides	Cereals, Corn
1 insecticide	Non-crop

Projects in development (launch targeted for 2005 and later)		about €700 million
3 fungicides	Cereals, Rice, Specialty Crops
2 herbicides	Corn, Non-crop
1 herbicide tolerance	Soybeans
1 insecticide	Specialty Crops
Total		about €1,700 million

Markets and Distribution

        In 2004, the Agricultural Products division's sales to third parties were €3,354 million. Thereof, Europe accounted for 44%; North America (NAFTA) for 26%; South America for 21%; and the Asia, Pacific Area, Africa region for 9%.

        The Agricultural Products division markets its products globally, focusing on high-value markets. The following table shows sales by product group:

Product Group	2004 Sales
(Million €)
Fungicides	1,321
Insecticides and other agrochemical products	746
Herbicides	1,287
Agricultural Products	3,354

        The Agricultural Products division delivers high performance products and competes primarily on innovation, product quality and service. BASF directs marketing and sales efforts through multi-staged marketing channels, which include wholesalers and commercial distributors.

        The global market for agricultural products is seasonal, since the main markets for these products are in the Northern Hemisphere. Sales are higher in the first and second quarters of the year, when the growing season in North America and Europe is underway. Sales during the second half of the year, driven primarily by the main growing season in South America, are lower.

        BASF considers the main competitors of the Agricultural Products division to be Syngenta, Bayer CropScience, Monsanto, Dow and DuPont.

Governmental Regulation

        In most countries, crop protection products (including genetically modified plants) must obtain government regulatory approval prior to marketing. The regulatory framework for crop protection and environmental health products is directed at ensuring the protection of the consumer, the applicator and the environment. The strictest standards are applied in the United States, Japan and Western Europe.

        It generally takes five to seven years from discovery of a new active ingredient until the dossier is submitted to the appropriate regulatory agency for product approval. The standard time frame for registration of an agricultural product is typically 30 to 36 months.

Fine Chemicals

Overview

        BASF's Fine Chemicals division develops, manufactures and sells more than 1,000 different products to approximately 8,000 customers. The Fine Chemicals division serves steadily growing markets driven by a growing world population with increasing needs in healthcare and lifestyle by being a leading supplier of vitamins; carotenoids; pharmaceutical active ingredients and advanced intermediates; polymers for the pharmaceuticals, cosmetics and human nutrition industries; aroma chemicals; UV (ultraviolet light) filters; amino acids; enzymes; non-antibiotic growth promoters; and organic acids for the animal nutrition industry. In all of the division's main product groups except amino acids, BASF is one of the top two suppliers. With the start of our feed enzyme production planned for late 2005, we will strengthen our leading position in the animal nutrition business. Virtually all of the division's products are sold to external customers.

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

Strategy

        The Fine Chemicals division aims to achieve superior growth and leading positions in the markets it serves by leveraging chemical expertise, global presence, reliability of technical service and product quality. The division is focused on delivering innovative products and customized solutions to the markets it serves. New production technologies are continuously being developed and applied to reduce costs. The division envisages strong growth in its exclusive synthesis business for the pharmaceuticals industry, which is still in its emerging stages.

Products

Vitamins

        BASF is the second largest vitamins producer worldwide, and vitamins account for approximately one third of sales in the Fine Chemicals division. BASF markets all of the 13 naturally occurring vitamins. In six of these vitamins, which include the five most significant vitamins; C, E, A, B2 and Calpan, BASF has a production position. The Fine Chemicals division sells vitamins mainly to the human and animal nutrition industries, with a growing presence in the cosmetics industry.

Carotenoids

        These are nature-identical products that provide certain health benefits and are also used to color foods. This product line includes beta-carotene, canthaxanthine and astaxanthine for the food, feed and nutritional supplement industries for human and animal nutrition.

Active Ingredients and Advanced Intermediates

        The main products in this category are caffeine, pseudoephedrine, theophylline, ibuprofen and povidone iodine and our new isotretinoin. Beverage manufacturers account for approximately 80% of the caffeine demand, and pharmaceutical applications consume the remaining share. Theophylline and pseudoephedrine are used to treat respiratory diseases. Ibuprofen is used in a variety of over-the-counter and prescription products to treat mild to moderate pain and isotretinoin is the standard for systemic acne therapy.

Contract Manufacturing

        BASF offers a range of customized manufacturing and formulation capabilities to the worldwide pharmaceuticals industry. These activities are complemented by flexible, multi-product cGMP plants, in particular at the Minden site in Germany, and BASF's chemical and biotechnological R&D skills.

Polymers

        The Fine Chemicals division sells highly functional polymers for such diverse uses as binders, disintegrants, coatings and solvents for pharmaceutical industry, filtration aids for beverages, or in hair care products such as hairsprays, styling mousses, gels and hair conditioners for the cosmetics industry.

Amino Acids

        Amino acids, such as lysine, are feed additives that serve as an efficient protein source for animal nutrition.

Enzymes

        Enzymes, which are proteins that function as biochemical catalysts, are used for animal nutrition to improve feed absorption. BASF's enzyme product line includes Natuphos®, Natustarch®, and Natugrain®.

Organic Acids

        These are used as preservatives for grains and compound feeds and more recently as growth-enhancing agents. BASF offers a wide range of organic acid products that suppress the growth of molds and bacteria. BASF is the leading supplier of standard and tailor-made organic acids for the feed industry in Europe and Asia. With Formi®, BASF offers the first non-antibiotic growth enhancer, an alternative to antibiotics that are to be banned in animal breeding in Europe as of 2006.

Cosmetics Ingredients

        These are raw materials for personal care products with the major applications being hair, skin, sun and oral care. The Fine Chemicals division is the world market leader in UV absorbers for cosmetic applications and offers the full range of UVA and UVB absorbers.

Aroma Chemicals

        These are raw materials for flavor and fragrance compounds that are used in many consumer products industries such as the food, personal care, and the fabrics and home care industries.

Research and Development

        The Fine Chemicals division's research and development activities focus on constantly generating a flow of new products like the new UV absorber Uvinul A+ and improving BASF's cost position, e.g., by combining the vitamins and citral value chains, supported by BASF's new 40 Kt world scale citral plant. In 2004, the Fine Chemicals division spent approximately 5% of its sales to third parties on research and development activities (2003: 4%). Variable production costs of biotechnological production processes are reduced through continuous improvement in the bacteria strains and fermentation processes for the amino acid lysine, vitamin B2 and precursors of vitamin C.

Markets and Distribution

        In 2004, the Fine Chemicals division's sales to third parties were €1,793 million. Thereof, Europe accounted for 45%; North America (NAFTA) for 25%; the Asia, Pacific Area, Africa region for 24%; and South America for 6%.

        The main customers of the Fine Chemicals division are global players in the animal nutrition, human nutrition, pharmaceuticals, personal care, and flavors and fragrances industries. A significant percentage of the division's products are sold in small, specialty volumes and are often tailor-made to meet specific customer specifications.

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

        BASF considers its main competitors in the animal nutrition area to be DSM, Archer Daniels Midland, Novo Nordisk, Adisseo Group, Rhodia, Eisai and new entrants from China. In the human nutrition area, BASF's main competitors are DSM of the Netherlands and several Asian companies. In pharmaceutical active ingredients, BASF considers Albemarle Corporation, International Specialty Products and FMC Corporation to be its main competitors, as well as a number of Chinese and Indian suppliers. In cosmetics and aroma chemicals, LC United, International Specialty Products, Millennium Specialty Chemicals, National Starch & Chemical, Givaudan, Symrise and Kuraray are BASF's main competitors.

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

OIL & GAS

Segment Overview

        BASF conducts the activities of its Oil & Gas segment through its 100% subsidiary Wintershall AG. Wintershall and its affiliated companies are active in two sectors:

Oil and Natural Gas Exploration and Production

        Wintershall explores for and produces oil and natural gas in five selected core regions. The company markets its crude oil production predominantly through its wholly owned subsidiary Wintershall Oil AG of Zug, Switzerland.

Natural Gas Distribution and Trading

        Wintershall conducts natural gas distribution and trading activities through two joint ventures – WINGAS GmbH (WINGAS) and Wintershall Erdgas Handelshaus GmbH & Co. KG (WIEH) – in partnership with Gazprom. WIEH also markets Russian natural gas in Central Europe through its Swiss subsidiary Wintershall Erdgas Handelshaus Zug AG (WIEE), Switzerland.

        The Oil and Gas segment sells all of the oil and most of the natural gas it produces to third parties, however WINGAS also supplies BASF with natural gas consumed at BASF's Verbund site in Ludwigshafen, Germany, and at other BASF companies in Europe. Key information is provided in the table below:

	2004	2003	2002
	(Million €)
Sales to third parties, net of natural gas taxes	5,263	4,791	4,199
Percentage of total BASF sales	14%	14%	13%
Intersegmental transfers	546	498	363
Sales including intersegmental transfers	5,809	5,289	4,562
Royalties	243	251	210
Sales including intersegmental transfers, less royalties	5,566	5,038	4,352
Income from operations*	1,637	1,365	1,210
Capital expenditures	374	323	920

*
Income taxes on oil production in North Africa and the Middle East that are noncompensable with German corporate income tax in the amount of €668 million (2003: €505 million, 2002: €427 million) are not deducted from income from operations, but are reported as income taxes. Please see Note 8 to the Consolidated Financial Statements.

Segment Strategy

        In Europe, the segment strategy is predominantly characterized by integration of the Exploration and Production sector and the Natural Gas Distribution and Trading sector in a comprehensive "Gas for Europe" concept. This concept takes into account the increasing demand for natural gas imports into Western Europe. Thus, upstream activities will focus on exploration for, development and production of gas resources in and around Europe with our midstream business bringing the gas to market.

        In the Oil and Natural Gas Exploration and Production sector, we have realized a production increase of 36% compared to 1999. In future years, growth will continue, thus further strengthening Wintershall's hydrocarbon hedge function within the BASF group. BASF's goal is to maintain a robust ratio of proved reserves to production and a balanced portfolio of assets operated both by Wintershall and by third parties. To ensure the company's ongoing competitiveness and efficiency, Wintershall focuses geographically on a limited number of hydrocarbon provinces. In addition to our existing core regions Europe, North Africa and South America (Southern Cone), we are currently developing Russia and the Caspian Sea to become pillars of our business. Completing our strategy of regional focus, we concentrate on core technologies that especially include shallow water expertise, desert operations, field development in ecologically sensitive areas, enhanced oil recovery and extended reach and horizontal drilling technology.

        Specific measures pursued are:

  /*/
  Increasing gas production in the North Sea through further exploration projects and field developments

  /*/
  Expanding activities in North Africa (especially Libya) to increase oil and gas production and to offset the depletion of existing oil reserves

  /*/
  Expanding oil and gas activities in Russia through strategic partnerships, predominantly with Gazprom

  /*/
  Building up a portfolio of exploration and development activities in the Caspian Sea region.

        Additionally, in Argentina Wintershall intends to increase its production of gas from existing and new fields in order to meet long-term growing demand for natural gas in the Southern Cone region.

        As part of the "Gas for Europe" concept, the Natural Gas Distribution and Trading strategy is based on a strong infrastructural backbone including pipeline and storage facilities. It is strategically located for gas imports to, and distribution within, Germany as well as for transit to other European countries. The modern infrastructure, in combination with a strong purchase portfolio, enables us to optimize logistics to efficiently supply the German and European gas market. Accordingly, marketing activities are regionally focused on Germany and increasingly Western Europe. Combined with a dynamic and lean sales and marketing organization, the company's strategy should provide profitable sales growth exceeding that of the market.

        This strategy takes into account the ongoing liberalization of the European natural gas market, which creates growth opportunities. As well as making use of third-party access to transport natural gas through its competitors' transmission networks, the company also markets its free transport capacity – both of which contribute to an optimal utilization of our infrastructure.

        Specific measures pursued are:

  /*/
  Optimal use and targeted extension of own infrastructure

  /*/
  Use of external infrastructure to benefit from gas market liberalization

  /*/
  Profitable expansion of activities in the European market.

        Research and development expenses in the Oil and Gas segment are confined to exploration activities.

Oil and Natural Gas Exploration and Production

        Wintershall is the operator of most of the significant exploration and production projects in which it has an interest. In projects where it is not the operator, Wintershall participates in operating decisions pursuant to agreements with top tier operators. Wintershall is active in five selected core regions.

Reserves

        The Oil & Gas segment's most significant oil reserves are in Libya and Germany. The most significant natural gas reserves are in Argentina, Germany and the Netherlands. The Oil & Gas segment's proved oil and gas reserves and proved developed oil and gas reserves by geographic area were as follows:

	Germany	Libya	Argentina	The Netherlands	Rest of World	Total	Rest of World (at equity)
At December 31, 2004
Oil (millions of barrels)
Proved reserves	82	362	48	1	8	501	13
Proved developed reserves	53	335	36	1	7	432	13
Gas (billions of cubic feet)
Proved reserves	439	217	1,530	265	12	2,463	–
Proved developed reserves	389	201	954	189	12	1,745	–
At December 31, 2003
Oil (millions of barrels)
Proved reserves	93	407	52	0	10	562	14
Proved developed reserves	60	338	28	0	10	436	14
Gas (billions of cubic feet)
Proved reserves	453	226	1,463	253	16	2,411	–
Proved developed reserves	395	137	604	151	16	1,303	–
At December 31, 2002
Oil (millions of barrels)
Proved reserves	92	410	50	1	12	565	17
Proved developed reserves	76	358	33	1	11	479	17
Gas (billions of cubic feet)
Proved reserves	482	208	1,341	328	0	2,359	–
Proved developed reserves	425	149	684	105	0	1,363	–

        At 2004 levels of production, proved oil reserves would last approximately eight years, and proved gas reserves would last approximately ten years. For additional information on reserves, please see "Supplementary information concerning oil and gas producing activities (unaudited)" included in Item 18.

Exploration and Production

        The net quantities of oil and gas produced as well as the average sales price and production cost (lifting cost) per unit of oil and gas produced in each of the last three years were as follows:

	2004	2003	2002
Oil
Net quantities produced (millions of barrels)	64	65	60
Average sales price less royalties (per barrel)	€22.54	€18.90	€19.10
Average production cost (lifting cost) (per barrel)	€ 3.06	€ 3.20	€ 3.44
Gas
Net quantities produced (billions of cubic feet)	258	228	189
Average sales price less royalties (per thousand cubic feet)	€ 2.26	€ 2.04	€ 1.92
Average production cost (lifting cost) (per thousand cubic feet)	€ 0.53	€ 0.57	€ 0.52

        Wintershall's total gross and net productive wells, total gross and net developed acres and total gross and net undeveloped acres (both leases and concessions) as of December 31, 2004, were as follows:

	Germany	Libya	Argentina	The Netherlands	Rest of World(1)	Total	Rest of World (at equity)
Oil
Total gross productive wells	506.0	65.0	60.0	7.0	239.0	877.0	11.0
Total net productive wells	234.7	59.8	19.3	7.0	11.9	332.7	5.5
Gas
Total gross productive wells	140.0	0.0	163.0	121.0	2.0	426.0	–
Total net productive wells	67.6	0.0	40.1	19.7	0.6	128.0	–
Oil and Gas Acreages (thousand of acres)
Total gross developed acres	187.3	41.1	256.2	107.0	68.3	659.9	2.5
Total net developed acres	66.2	38.7	60.4	18.0	3.7	187.0	1.2
Total gross undeveloped acres	3,252.3	996.3	9,154.2	3,022.2	15,075.9	31,500.9	5,163.8
Total net undeveloped acres	1,254.7	408.0	3,917.1	812.1	5,647.8	12,039.7	2,581.9

(1)
Consolidated activities only

        In 2004, Wintershall spent €415 million for exploration, acquisition and investment, compared with €385 million in 2003. Thereof, €189 million was spent in Europe (2003: €151 million), €125 million in North Africa/Middle East (2003: €147 million), €76 million in South America (2003: €67 million) and €25 million in Russia/Caspian Sea (2003: €20 million).

        Either directly or through its subsidiaries, Wintershall was involved in the drilling and completion of 24 exploration and appraisal wells, which resulted in 10 successful wells. As of December 31, 2004, Wintershall had begun drilling four additional exploratory wells.

  Europe

        In Germany, the offshore field Mittelplate with approximately 200 million barrels of proved initial reserves is the country's largest known oil reservoir. Wintershall and its 50% partner RWE DEA AG, Germany, have decided to connect the offshore production platform by pipeline to the onshore facilities, thus increasing the export capacity and production of the field. This project is scheduled for 2005. In the German North Sea, Wintershall operates the first natural gas offshore field on the German continental shelf with a production capacity of 45 billion cubic feet per year. Wintershall has a 49.95% participation interest.

        In 2004, Wintershall significantly increased its production of natural gas in the Netherlands. The additional production stems from two gas fields, which came onstream by end of 2003, and one new gas field in 2004. Two other gas discoveries are under development. Wintershall is the third largest gas producer in the Netherlands and operates a total of 23 offshore platforms in the North Sea. In the UK Southern North Sea, Wintershall was granted nine exploration blocks in 2004, located at the border with the Dutch North Sea. In the Danish North Sea sector, a farm-in was accomplished into an exploration block, which is adjacent to the Wintershall operated concessions in the German North Sea. To maximize operational efficiency, the above-mentioned activities are coordinated from our Dutch office, which is specialized in shallow water operations.

        In Romania, Wintershall is active in gas exploration and production. A gas field in central Romania started production at the beginning of 2004.

  North Africa/Middle East

        In 2004, approximately 69% of the Oil & Gas segment's oil reserves and production activities were in Libya, where the segment operates several onshore oil fields and produces associated natural gas for local consumption. Offshore Libya, Wintershall holds a 12.5% interest in the Al Jurf oil field, which started production in September 2003 and reached its targeted plateau production in 2004.

        In 2004, Wintershall became engaged in exploration partnerships in the Atlantic margin region offshore Morocco and Mauretania which consist of participation in three blocks. In Dubai, Wintershall holds an interest of 5% in an offshore oil concession with exploration and production activities, and in Qatar, Wintershall explores for oil and gas.

  South America/Southern Cone

        Wintershall produces substantial volumes of its natural gas in Argentina. In the Carina and Aries gas fields off the coast of Tierra del Fuego, the offshore installation of two production platforms and pipelines has been finalized in 2004. Production start-up is planned for the second quarter of 2005. The two fields will deliver a substantial contribution to meet the country's rising gas demand in time for the coming winter season. In the Aguada Pichana field, ten production wells were drilled in 2004 to maintain high gas production levels. Wintershall successfully optimized its exploration portfolio by partially farming out interest to established partners in three exploration blocks with previous participation of up to 100%. Offshore Brazil, Wintershall is exploring for oil and gas.

  Russia/Caspian Sea

        BASF has a cooperation agreement with Gazprom that provides a legal and commercial framework for field development projects. Wintershall and Gazprom are specifically planning to cooperate in the development of large gas/condensate fields in Western Siberia. For the development of the Achimov formation in a part of the Urengoy gas field, the joint venture company Achimgaz was established in July 2003. Partners are OOO Urengoygazprom, a subsidiary of Gazprom, and Wintershall with 50% interest each. In 2004, the partners approved the first phase of the field development with a total investment of $125 million. This phase includes the drilling of six production wells and the installation of processing facilities starting in 2005. After verification of the reservoir performance, the full field development is planned starting in 2008.

        In the Volga region, the joint venture company Wolgodeminoil with its partners Wintershall and Lukoil continued oil exploration and production activities.

        In the offshore region of Dagestan, geological and geophysical evaluation in the exploration block Tyuleni is continuing.

        In general, oil and gas exploration and production activities require high levels of investment and entail special economic risks and opportunities. These activities tend to be highly regulated, and companies engaging in these activities generally may face intervention by governments in matters such as:

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

        As with most international oil and gas companies, substantial portions of the oil and gas reserves of Wintershall are located in countries which can be considered politically and economically less stable than the OECD countries. To date, political risks have not significantly affected the Oil & Gas segment or had a material adverse effect on BASF's financial condition or results of operations.

        Wherever possible, Wintershall arranges capital investment guarantees by the German government to protect its investments. German government guarantees currently cover a total investment volume by Wintershall of approximately €624 million, including inventory of raw materials and supplies.

        General uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of any reserve estimate is a function of the quality of available data, reservoir engineering, as well as geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. In addition, changes in oil and natural gas prices could have an effect on the economically recoverable reserves. Accordingly, reserve estimates could be materially different from the quantities of oil and natural gas that are ultimately recovered. To reduce uncertainties, Wintershall has for some years used independent internationally recognized auditors to perform reserves audits of its major oil and gas fields.

Natural Gas Distribution and Trading

        BASF conducts its natural gas distribution and trading activities pursuant to an extensive agreement with OOO Gazexport, a subsidiary of Gazprom. To promote the joint marketing of mainly Russian, as well as Western European natural gas in Germany and Europe, Wintershall and OAO Gazprom established two joint ventures:

  /*/
  WINGAS in which Wintershall has a 65% share and

  /*/
  WIEH in which Wintershall has a 50% share, although profit distributions are differentiated according to customers and sales countries.

        WINGAS owns and operates a large pipeline system in Germany that is more than 2,000 kilometers in length. It enables WINGAS to supply the German gas market and to transit gas to other European countries. The company also owns and operates the largest underground natural gas storage site in Western Europe with a working gas capacity of 157 billion cubic feet.

        WINGAS currently is the third largest natural gas transmission and distribution company in Germany. So far, WINGAS has invested more than €3.0 billion. Capital expenditures in 2004 totaled €57 million. The main project was the extension of the STEGAL, which connects the WINGAS pipeline system with Czech and Slovakian pipeline systems as well as the Polish network via JAGAL. It is therefore a significant milestone to increase transport capacity for Russian natural gas to Western Europe, thus supporting our Gas for Europe concept. The project will be completed in 2006. Consequently, WINGAS has secured its gas supplies by extending its main contracts for Russian gas with OOO Gazexport until 2030. In addition, WINGAS concluded a long-term purchase agreement with ENI, Italy under which natural gas will be supplied at the transfer point at Eynatten on the Belgian-German border.

        For supplying the British gas market, WINGAS established HydroWingas Ltd., a joint venture with Norsk Hydro in 2004. At the end of the year, WINGAS acquired "Saltfleetby" – the largest onshore natural gas field in Great Britain – from Australian Roc Oil Company Limited. WINGAS plans to use Saltfleetby as a future gas storage facility to enhance storage capacity in Great Britain. In the medium term, a part of WINGAS' supplies to Great Britain will be shipped through the new cross-border pipeline via the Netherlands, Bacton-Balgzand-Leiding (BBL). In 2003, WINGAS took a 25% stake in HubCo. In 2004, Gastransport Services, the network operator of N.V. Nederlandse Gasunie, joined HubCo resulting in a reduction of the WINGAS share to 16.7%. The company's name was changed to EuroHub GmbH. EuroHub offers international gas traders a fully integrated hub service at the trading point in Bunde/Emden, Germany.

        WIEH exclusively acts as a trading company, purchasing Russian natural gas and marketing it to WINGAS and Verbundnetz Gas AG (VNG), a transmission and distribution company in Eastern Germany in which Wintershall has a 15.8% share. WIEH also markets Russian natural gas in Central Europe through its wholly owned Swiss subsidiary WIEE.

        The natural gas distribution and trading business generates stable margins and represents a source of non-cyclical income for BASF. In addition, this business ensures a reliable and cost-efficient source of natural gas for BASF's Verbund site in Ludwigshafen, Germany, and for other BASF companies in Europe.

        In 2004, WINGAS entered into new supply contracts with municipalities, industrial companies and in the forward market. In addition, pursuant to our Gas for Europe concept, WINGAS acquired additional industrial customers in Belgium, France, Great Britain (via our British HydroWingas joint venture) and Austria. In total, the WINGAS sales volume increased from 559 billion cubic feet to 646 billion cubic feet in 2004. This growth was due to the enhanced activities at the trading hubs, new customers and the increase in sales volumes of existing contracts. The sales volume of WINGAS, WIEH and WIEE totaled 1,037 billion cubic feet compared with 978 billion cubic feet for 2003. The BASF consolidated sales volume in 2004 was 717 billion cubic feet, representing an 11% increase over the previous year's sales volume of 647 billion cubic feet.

        WINGAS's biggest customer is BASF's own Verbund site in Ludwigshafen. In 2004, BASF purchased approximately 95 billion cubic feet for its Ludwigshafen site and other sites in Germany and Belgium. Approximately 20 billion cubic feet was sold to other BASF companies in Germany and Great Britain; 193 billion cubic feet to transmission companies; 112 billion cubic feet to regional distributors, municipalities and industrial companies, and 216 billion cubic feet was sold in foreign markets of which the main part was sold at trading hubs.

        In 2004, WINGAS purchased 515 billion cubic feet of natural gas directly or via WIEH from Gazexport. WINGAS also bought 109 billion cubic feet from North Sea suppliers, 72 billion cubic feet in the forward market and 12 billion cubic feet from Wintershall.

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

  /*/
  Emissions into the air and other releases into the environment; and

  /*/
  The purification and discharge of wastewater and the waste management, focusing on waste avoidance and reuse of waste.

        Although BASF believes that its production sites and operations currently fully comply with all applicable laws and regulations, these laws and regulations have required, and in the future could require, BASF to take action to remediate the effects on the environment of the prior disposal or release of chemicals or petroleum substances or waste. Such laws and regulations have applied, and in the future could apply, to various sites, including BASF's chemical plants, oil fields, waste disposal sites, chemical warehouses and natural gas storage sites. In addition, such laws and regulations have required, and in the future could require, BASF to install additional controls for certain emission sources, undertake changes in its operations in future years and remediate soil or groundwater contamination at current and/or former sites and facilities.

        BASF's operating costs for environmental protection totaled €624 million in 2004. These costs are recurring or one-time costs associated with sites or measures that are incurred in the avoidance, reduction or elimination of deleterious effects on the environment. They include the costs of disposal sites, such as wastewater treatment plants and residue incinerators. They also comprise different levies such as effluent levies and water levies, costs for disposal services by third parties, monitoring, analyses and surveillance carried out by mobile and stationary units as well as research and development costs for reducing the incidence of residues. BASF spent approximately €115 million in 2004 on capital expenditures for pollution control devices and equipment.

        BASF also incurs costs to remediate the impact of the past disposal as well as the release of chemicals or petroleum substances or waste, both at its own sites and at third-party sites to which BASF has sent waste for disposal. Worldwide, BASF had established provisions of €257 million for anticipated investigation and clean-up costs at such sites as of December 31, 2004, and €248 million as of December 31, 2003.

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

        BASF has established and continues to establish provisions for environmental remediation liabilities where the amount of such liability can be reasonably estimated. The provisions made are considered to be in accordance with U.S. GAAP. BASF sets up or adjusts accruals as new remediation commitments arise or additional information becomes available. For further information, see Note 22 to the Consolidated Financial Statements.

        BASF establishes provisions for currently known potential soil contamination at BASF sites that are still in operation, or in case of the accidental release of chemicals around the world. In general, investigations into potential contamination and subsequent cleanups are only required when a site is closed and the existing production facilities dismantled. Taking into account BASF's experience to date regarding environmental matters and facts currently known, BASF believes that capital expenditures and remedial actions necessary to comply with existing laws and conditions governing environmental protection will not have a material effect on BASF's consolidated financial condition or results of operations.

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
  Require permits;

  /*/
  Restrict the types, quantities and concentration of substances that may be released into the environment;

  /*/
  Limit or prohibit such activities on land within environmentally protected areas; and/or

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

        In recent years, the operations of all chemical companies have become subject to increasingly stringent legislation and regulations related to occupational safety and health, product registration and environmental protection. Such legislation and regulations are complex and constantly changing, and there can be no assurance that future changes in laws or regulations would not require BASF to install additional controls for certain of its emission sources, to undertake changes in its manufacturing processes or to investigate possible soil or groundwater contamination and remediate proven contamination at sites where such cleanup is not currently required.

        Regarding emissions trading, for all its sites in Germany, the BASF Group has been assigned certificates for 2.2 million metric tons of CO2/year for the first trading period (2005-2007). Assignments for other sites in Europe are not yet available. In the second trading period (2008-2012), conditions are expected to be stricter due to higher reduction targets in all EU countries, the complete inclusion of chemical plants and the extension of the legislation to further climate gases.

        The European Union is currently preparing new legislation on chemicals (REACH) that will alter the registration, evaluation and approval of chemical substances. The new legislation is not expected to come into force before 2007 in the respective countries in Europe. It is not yet possible to place a final figure on the associated costs.

SUPPLIES AND RAW MATERIALS

Raw materials procurement

        The major raw materials that feed BASF's Verbund production sites are hydrocarbon-based raw materials such as naphtha and LPG (liquefied petroleum gas). These materials are used as feedstock for the steam crackers that are operated in Ludwigshafen, Germany; Antwerp, Belgium; and Port Arthur, Texas. BASF monitors the market for naphtha, and actively hedges its exposure by using swaps and options. Other important hydrocarbon-based raw materials are natural gas, benzene and propylene. BASF primarily sources its natural gas from Russia by means of long-term natural gas supply contracts. Other important materials at BASF include cyclohexane, ammonia, titanium dioxide and methanol.

        BASF utilizes e-commerce to continuously improve efficiency of procurement processes. This has a positive impact on process times and process quality. For procuring technical goods and services, BASF uses the electronic marketplace cc-hubwoo, in which BASF owns a stake. In our purchasing processes for raw materials, we have integrated the marketplace Elemica. It is used as a trading platform for chemical products by 180 customers and suppliers.

        BASF has a policy of maintaining, when possible, multiple sources of supply for materials and is not dependent on a limited number of suppliers for essential raw materials. BASF has not experienced any difficulty in obtaining sufficient supplies of raw materials in recent years and believes it will generally be able to obtain them at competitive market prices in the future. However, BASF cannot give any assurance that unforeseen developments will not adversely affect its ability to obtain sufficient, competitively priced raw materials in the future.

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

        Business operations are run by 55 regional and global business units, organized along business or product lines. As profit centers, they are responsible for all business operations – from production to marketing and sales – and their processes are customer-oriented.

        In addition to its operating divisions and business units, BASF has three corporate divisions that support the Board of Executive Directors in directing the company's activities, and eight competence centers that oversee strategic activities and set global standards. The corporate divisions are Legal, Taxes & Insurance; Planning & Controlling; and Finance. The competence centers are Global Procurement and Logistics; Information Services; Human Resources; Environment, Safety & Energy; Corporate Engineering; Chemicals Research & Engineering; Specialty Chemicals Research; and Polymer Research.

        The following table sets forth significant subsidiaries owned, directly or indirectly, by BASF Aktiengesellschaft:

Name of Company	Percentage Owned
BASF Coatings AG, Münster-Hiltrup, Germany	100

BASF Schwarzheide GmbH, Schwarzheide, Germany	100

Elastogran GmbH, Lemförde, Germany	100

Wintershall AG, Kassel, Germany	100

BASF Antwerpen N.V., Antwerp, Belgium	100

BASF Española S.A., Tarragona, Spain	100

BASF Corporation, Florham Park, New Jersey	100

BASF S.A., São Bernardo do Campo, Brazil	100

BASF Company Ltd., Seoul, South Korea	100

DESCRIPTION OF PROPERTY

        BASF owns and operates numerous production and manufacturing sites throughout the world. The principal offices of BASF Aktiengesellschaft are located in Ludwigshafen, Germany. In addition, BASF operates regional headquarters, sales offices, distribution centers and research and development facilities worldwide. We believe that our production sites are well aligned with both our present capacity requirements, and our future growth strategy. We are constantly evaluating the location, efficiency and capacity of our plants, and taking action where appropriate.

        At the heart of BASF's integration strategy are its Verbund production sites, which produce a wide range of products. BASF produces approximately 8,000 products, which can vary significantly in quantity produced and sales price. The following is a description of our operational Verbund sites and production capacities of certain significant products. Capacities are listed in metric tons per year unless otherwise noted. An additional Verbund site is currently under construction in Nanjing, China, with the joint venture partner SINOPEC.

		Production Sites
Segment
	Product	Ludwigs- hafen, Germany	Antwerp, Belgium	Geismar, Louisiana and Freeport, Texas	Kuantan, Malaysia	Other Sites	Total World Capacity / Notes
Acreage / Number of Plants:		1,760 / 250	1,470 / 54	2,800 / 32	150 / 12
Chemicals	Ammonia	x	x				1,525,000

	Chlorine	x	x				460,000

	Formaldehyde condensation products	x					750,000

	Ethylene	x	x	x		x	2,250,000	(1)

	Propylene	x	x			x	2,010,000	(1) (4)

	Benzene	x	x			x	635,000	(1)

	Butadiene	x				x	515,000	(2)

	Oxo C4 alcohols (calculated as butyraldehyde)	x		x	x	x	1,070,000	(3)

	Plasticizers	x			x	x	455,000	(3)

	Ethylene oxide	x	x	x			925,000

	Ethanolamines and derivatives	x	x				255,000

	Alkylamines	x	x			x	185,000

	1,4-Butanediol	x		x	x	x	575,000	(5) (6)

	Polytetrahydrofuran	x		x		x	134,000

	1,6-Hexanediol	x		x			42,000

	Neopentylglycol	x		x		x	138,000	(7)

	Formic and Propionic acid	x					180,000/ 80,000

	Phosgene derivatives	x				x	60,000

Plastics	Styrene and styrene-based polymers	x	x			x	5,995,500	(8)

	XPS (extruded polystyrene)	x				x	1,250,000	(9)

	Polyamide	x	x	x		x	670,000

	Polyamide precursors	x	x	x			1,290,000

	Isocyanates		x	x		x	1,100,000

	Polyols		x	x		x	650,000

Plastics/ Chemicals	Propylene oxide					x	625,000	(10) (11)

Performance Products	Organic pigments	x				x	34,500

	HDI					x	10,000

	Polyisobutene	x	x				100,000

	Nonionic surfactants	x	x	x		x	430,000

	Solventborne coatings					x	400,000

	Waterborne coatings/ decorative paints					x	45,000/ 320,000

	Acrylic monomers	x	x	x	x	x	785,000	(12)

	Superabsorbents	x	x			x	305,000

(1)
Includes the total production capacity conducted through a joint venture between BASF (60%) and Total Petrochemicals USA, Inc. (40%), of: Ethylene 830,000 metric tons, Propylene 860,000 metric tons, Benzene 110,000 metric tons (capacity changes due to start-up of metathesis) in Port Arthur, Texas.

(2)
Includes the total production capacity conducted through a joint venture between Shell Chemical Company (60%), BASF (24%) and Total Petrochemicals USA, Inc. (16%) of: Butadiene 410,000 metric tons in Port Arthur, Texas.

(3)
Includes the total production capacity conducted through a joint venture between BASF (60%) and PETRONAS (40%) of: Oxo C4 alcohols 250,000 metric tons, Phthalic anhydride 40,000 metric tons, Plasticizers 100,000 metric tons in Kuantan, Malaysia.

(4)
Includes the total production capacity conducted through a joint venture between BASF (51%) and Sonatrach (49%) of: Propylene 350,000 metric tons in Tarragona, Spain.

(5)
Includes 25,000 metric tons through BASF Idemitsu Co. Ltd. – a joint venture in Japan between BASF and Idemitsu Kosan Co. Ltd. (capacity reflects total joint venture capacity) in Chiba, Japan. BASF raised its share from 50 to 67 percent in 2003.

(6)
Includes 100,000 metric tons per year through BASF PETRONAS Chemicals Sdn. Bhd. – a joint venture between BASF (60%) and Petroliam Nasional Berhad (PETRONAS, Malaysia) (40%) in Kuantan, Malaysia.

(7)
Includes 18,000 metric tons per year through BASF JCIC Neopentylglycol Co. Ltd. – a joint venture in China between BASF (60%) and Jilin Chemical Industrial Co. Ltd. (40%) (capacity reflects total joint venture capacity) in Jilin, China.

(8)
Capacity reflects total joint venture capacities. These include:

/*/
550,000 metric tons of styrene monomer through a 50-50 joint venture with Shell Nederland Chemie B.V. in Moerdijk, Netherlands;

/*/
550,000 metric tons of styrene monomer through a 50-50 joint venture with Shell Eastern Petroleum Pte. Ltd in Singapore;

/*/
363,000 metric tons of styrene and styrene-based polymers through a joint venture between BASF (60%) and Yangzi Petrochemical Corporation (40%) in Nanjing, China; and

/*/
57,000 metric tons of expandable polystyrene through a 50-50 joint venture with Alfa Group in Altamira, Mexico.

(9)
Measured in cubic meters.

(10)
Of which 500,000 are only for Polyurethane Application.

(11)
Partially conducted through a 50-50 joint venture with Shell Nederland Chemie B.V. in Moerdijk, Netherlands, and through a 50-50 joint venture with Shell Eastern Petroleum Pte. Ltd. in Singapore (capacities reflects total joint venture capacities).

(12)
Including the Kuantan plant that is a joint venture between BASF (60%) and PETRONAS (40%) in Kuantan, Malaysia (capacity reflects total joint venture capacity).

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

        BASF comprises the parent company, BASF Aktiengesellschaft of Ludwigshafen, Germany, and 159 consolidated subsidiaries and affiliated companies. The company has customers in more than 160 countries and operates production sites in 41 countries.

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

        The reportable operating segments are:

  /*/
  Chemicals

  /*/
  Plastics

  /*/
  Performance Products

  /*/
  Agricultural Products and Nutrition

  /*/
  Agricultural Products

  /*/
  Fine Chemicals

  /*/
  Oil & Gas

BASIS OF PRESENTATION

Overview

        The Consolidated Financial Statements of BASF included in Item 18 of this report have been prepared based on BASF's accounting and valuation principles in accordance with German GAAP as required by the German Commercial Code (Handelsgesetzbuch), the standards of the German Accounting Standards Committee (GASC) and the German Stock Corporation Act (Aktiengesetz). Due to the conversion to International Financial Reporting Standards (IFRS) mandated by the European Union for the 2005 reporting year, the IFRS have been followed in the 2004 reporting year to the greatest extent allowable under German GAAP.

        There are certain differences relating to accounting and valuation methods that are required under U.S. GAAP but are not allowed under German GAAP. The reconciliation of the differences between German GAAP and U.S. GAAP for the years ended December 31, 2004, 2003 and 2002 are described in Note 3 to the Consolidated Financial Statements included in Item 18.

Outlook for 2005

        After the strong recovery in 2004, which followed three difficult years of only moderate growth, we continue to see favorable mid-term prospects. The precondition for this is that political trouble spots do not flare up and that there is no sudden downturn in the economic environment. We have based our business planning for 2005 on the following scenario:

  /*/
  A decline in oil prices to an average of $35/barrel Brent

  /*/
  Moderately higher interest rates in 2005 and subsequent years

  /*/
  An average euro/dollar exchange rate of $1.30 per euro.

        For the global economy, we expect average gross domestic product to rise 3.2%, with 3.0% per year forecast for the midterm. Europe, however, is likely to continue to show slower growth in spite of its eastward expansion. This is due to offshoring of production, the strong euro compared with the U.S. dollar, and weak consumer spending as a result of structural changes to social security systems.

        In the following descriptions of results of operations in the segments, we make forecasts for sales and earnings in 2005. These forecasts are based on the assumption of the above-described scenario.

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

        See Note 21 to the Consolidated Financial Statements for further details with regard to the change in pension obligations and financing status.

  Provisions for legal damages

        The evaluation of risks associated with claims for damages and litigation and the determination of the amounts of related provisions are subject to considerable judgment. In particular, this relates to pending regulatory proceedings and claims for damages associated with antitrust violations in the vitamins business.

        It is currently not possible to estimate the full consequences of litigations. Corresponding provisions are established to the extent that they are considered probable and the amount can be reasonably estimated. The level of provisions also considers the outcomes of similar cases and legal opinions, taking into account the current circumstances. The actual outcome of legal proceedings may differ considerably from these estimates. See also Note 25 to the Consolidated Financial Statements for further information with regard to litigation and claims.

  Deferred taxes on loss carryforwards

        Tax loss carryforwards are primarily related to restructuring measures at subsidiaries in the North American (NAFTA) region. In countries in the NAFTA region, these carryforwards may be set against future taxable income for up to 20 years.

        The realization of deferred tax assets on these carryforwards is dependent upon the economic development of our subsidiaries in the NAFTA region. An evaluation is affected by difficulties in predicting long-term economic developments. Significant valuation allowances were not made to deferred tax assets on tax loss carryforwards in 2004 in view of the long carryforward period and in expectation of stable economic developments in the NAFTA region.

        See also Note 8 to the Consolidated Financial Statements for further information on deferred taxes.

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

        Significant write-offs due to impairment were not necessary in 2004. As a result, the amortization expenses recorded in accordance with German GAAP are reversed in the reconciliation to U.S. GAAP (see Note 3 to the Consolidated Financial Statements).

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

        See also Note 22 to the Consolidated Financial Statements for further explanations with regard to the accrual of provisions for environmental protection measures and site remediation.

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

New U.S. GAAP accounting standards not yet adopted

        The standards adopted in 2004 – SFAS 151 "Inventory Costs," SFAS 152 "Accounting for Real Estate Time-Sharing Transactions," SFAS 153 "Exchange of Nonmonetary Assets," and EITF 03-1 "The Meaning of Other Than Temporary Impairment and its Application to Certain Investments" – were examined to determine their effect on the BASF Group financial statements. According to SFAS 151, certain abnormal costs for the production of inventories are to be charged against income in the period they occur, rather than being capitalized as production costs. SFAS 152 covers the accounting treatment of timesharing of property and property rights. SFAS 153 states that the exchange of nonmonetary assets are generally to be valued at fair value. EITF 03-1 provides guidance regarding the impairment of certain investments and the related disclosures. In September 2004, the Emerging Issues Task Force issued EITF Issue 4-10 "Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds"("EITF 4-10"), which addresses the criteria for aggregating operating segments. We have reviewed our segment reporting and have determined that our aggregation of segments is consistent with the guidance in EITF Issue No. 4-10. These new standards have no effect on the financial statements of the BASF Group.

RESULTS OF OPERATIONS

BASF Group

        This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements included in Item 18.

        Income from operations rose significantly in a positive global economic environment, driven by economic growth in the United States and Asia. Production and sales volumes grew substantially and sales prices were increased. In addition, our restructuring measures had a positive effect, enabling us to reduce our fixed costs considerably. The Chemicals, Plastics and Performance Products segments more than doubled their earnings. At €4,856 million, income from operations in 2004 was €2,198 million higher than in the previous year, and as a ratio of sales was 12.9% compared with 8.0% in 2003.

        The financial result declined compared with 2003, in particular due to the write-down on our stakes in Basell and in Svalöf Weibull. Net income, however, more than doubled thanks to very strong income from operations compared with 2003.

        The following table sets forth sales and income for BASF. Sales are net of natural gas taxes.

Sales and Earnings

	2004	% Change From Previous Year	2003	% Change From Previous Year	2002
	(Million €, Except Per Share Date or Certain Other Data)
Sales	37,536.6	12.5	33,361.2	3.6	32,215.5
Income from operations	4,855.6	82.7	2,658.2	0.7	2,640.7
Income from operations as a percentage of sales (%)	12.9	61.3	8.0	(2.4)	8.2
Special items	(37)	89.0	(335.0)	(39.9)	(239.5)
Financial Result	(836.5)	(70.6)	(490.2)	–	0.2
Income before taxes and minority interests	4,019.1	85.4	2,168.0	(17.9)	2,640.9
Net income	1,883.0	106.9	910.2	(39.5)	1,504.4
Net income as a percentage of sales (%)	5.0	85.2	2.7	(42.6)	4.7
Basic earnings per share	3.43	111.7	1.62	(37.7)	2.60
Amounts in accordance with U.S. GAAP
Net income	1,862.8	41.2	1,319.7	(23.1)	1,716.2
/*/ from continuing operations	1,862.8	41.2	1,319.7	(23.1)	1,716.2
Basic earnings per share	3.39	44.3	2.35	(20.6)	2.96
/*/ from continuing operations	3.39	44.3	2.35	(20.6)	2.96
/*/ diluted earnings per share	3.39	44.3	2.35	(20.6)	2.96

        Income from operations in 2004 contains net special charges of €37 million, compared with €335 million in the previous year. The decline was primarily due to the gain from the sale of the printing systems business. €277 million was incurred for restructuring measures related to steps to increase efficiency as part of the Ludwigshafen Site Project, the further development of our organization in Europe, as well as restructuring in North America (NAFTA). Special items also arose due to portfolio measures and litigation. The financial result contains a write-down on our 50% stake in Basell and on our stake in Svalöf Weibull.

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

2004 Compared with 2003

  Sales

        Sales in 2004 rose €4,176 million compared with the previous year to €37,537 million. The change in sales was due to the following factors:

	2004
	Million €	As % of Sales
Volumes	3,147	9.4
Prices	2,197	6.6
Currencies	(1,470)	(4.4)
Acquisitions and additions to scope of consolidation	549	1.6
Divestitures	(247)	(0.7)
Total	4,176	12.5

        Higher sales volumes were achieved mainly in the Chemicals and Plastics segments. Moreover, we were able to pass on higher raw materials costs to the market in the course of the year for many products in our portfolio.

        Despite the weakness of the U.S. dollar and currencies in South America and Asia that are tied to the dollar, we increased sales in euros in all regions. In local currency terms, our sales increased by 24.5% in North America (NAFTA) and by 28.0% in Asia.

        Acquisitions increased sales by €505 million. This was mainly due to the purchase of the plasticizers business of Sunoco, United States, and the first full-year's sales from the fipronil business from Bayer CropScience, and from Honeywell's engineering plastics business, both of which were acquired in 2003. Additions to the scope of consolidation contributed €44 million to sales.

        Divestitures reduced comparable sales by €247 million. This was primarily due to the sale of our printing systems business to CVC Capital Partners, the sale of our nylon fibers business to Honeywell in 2003, and to streamlining of the portfolio in the Agricultural Products division.

  Income from Operations

        At €4,856 million, income from operations in 2004 was €2,198 million higher than in the previous year, and as a ratio of sales was 12.9% compared with 8.0% in 2003. This increase was primarily due to higher capacity utilization of our plants as well as fixed cost reductions associated with restructuring measures. The Chemicals, Plastics and Performance Products segments more than doubled their earnings.

  Income before Taxes

        Compared with 2003, income before taxes rose by €1,851 million in 2004 to €4,019 million. This increase was due to the substantial improvement in income from operations. In 2004, the return on assets as a percentage of income before taxes plus interest expenses increased to 12.9%, compared with 7.4% in the previous year (see Note 7 to the Consolidated Financial Statements in Item 18).

  Net Income/Earnings Per Share

        Income before taxes and minority interests was €4,019 million and the tax expense was €2,005 million or 50%. After deducting these taxes and minority interests of €131 million, net income was €1,883 million in 2004. In comparison with 2003, net income more than doubled, increasing by €973 million. The tax rate declined by 5 percentage points compared with the previous year. In 2003, a tax refund claim of €124 million had to be written off because of a change in German tax law. In 2004, higher tax-free earnings from the sale of our printing systems business were offset by non-tax-deductible write-downs on participating interests.

        Noncompensable foreign income taxes on oil production rose by €163 million to €668 million due to higher oil prices.

        Earnings per share in 2004 were €3.43 compared with €1.62 in the previous year. Our income in accordance with U.S. GAAP was €1,863 million or €3.39 per share in 2004, compared with €1,320 million or €2.35 per share in 2003.

  Sales and earnings forecasts

        The sales and earnings of the BASF Group are to some extent heavily dependent on the volatility of the U.S. dollar and currencies that are tied to it, and on oil price volatility. In the Agricultural Products and Fine Chemicals divisions and in the Performance Products segment especially, a weaker U.S. dollar may result in negative currency translation effects.

        Our planning for 2005 is based on an average euro/dollar exchange rate of $1.30 per euro and an average oil price of $35/barrel Brent. We further anticipate that the global economy will not cool off substantially. The precondition for this is that political trouble spots do not flare up and that there is no sudden downturn in the economic environment. We will continue to implement our restructuring, cost reduction and portfolio optimization measures.

        These are the prerequisites for business to remain strong. In 2005, we expect to achieve slightly higher sales and – on a comparable basis – income from operations to follow on from the strong 2004 overall level.

2003 Compared with 2002

  Sales

        Sales in 2003 rose €1,145 million compared with the previous year to €33,361 million. The following factors contributed to the change in sales:

	2003
	Million €	As % of Sales
Volumes	2,421	7.6
Prices	692	2.1
Currencies	(2,345)	(7.3)
Acquisitions and additions to scope of consolidation	638	2.0
Divestitures	(261)	(0.8)
Total	1,145	3.6

        We achieved higher sales volumes primarily in the Chemicals, Plastics and Oil & Gas segments. Some divisions were able to impose price increases to compensate somewhat for the increase in raw materials costs.

        The weakness of the U.S. dollar caused sales to decline considerably in euro terms in North America (NAFTA), South America and Asia. In local currency terms, however, sales rose by 10% in North America (NAFTA), by 13% in South America and by 25% in Asia.

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

  Income before Taxes

        Compared with 2002, income before taxes declined €473 million to €2,168 million in 2003. This decline is due to the almost identical decline in the financial result by €490 million. In 2002, the financial result contained gains from the sale of securities. In 2003, income from financial assets also declined and certain financial assets had to be written down (see Note 7 to the Consolidated Financial Statements in Item 18).

  Net Income/Earnings Per Share

        Income before taxes and minority interests was €2,168 million and the tax expense was €1,192 million or 55%. After deducting these taxes and minority interests of €66 million, net income in 2003 was €910 million, or €594 million lower than in 2002. This decline was due to lower income before taxes and minority interests as well as tax expenses that were €149 million higher than in the previous year. In 2003, a tax refund claim of €124 million that was accounted as tax receivable in 2002 had to be written off, resulting in an increase in tax expense of €248 million compared with the previous year. This write-off of the tax refund claim for a reduction in corporate income tax associated with paid dividends was incurred due to changes in German tax law in 2003. In addition, foreign income taxes on oil production rose, primarily due to the production of higher volumes of oil.

        Earnings per share in 2003 were €1.62, compared with €2.60 in the previous year. In accordance with U.S. GAAP, we posted net income of €1,320 million or €2.35 per share in 2003 compared with €1,716 million or €2.96 per share in 2002.

Chemicals

Segment Data
(Million €)

	2004	% Change From Previous Year	2003	% Change From Previous Year	2002
Sales to third parties	7,020	22.0	5,752	8.2	5,317
Thereof Inorganics	844	14.4	738	6.2	695
Petrochemicals	4,189	28.3	3,264	12.5	2,902
Intermediates	1,987	13.5	1,750	1.7	1,720
Intersegmental transfers	3,395	26.7	2,680	3.2	2,598
Sales including intersegmental transfers	10,415	23.5	8,432	6.5	7,915
Income from operations	1,241	215.8	393	(38.1)	635
Special items	(93)	13.1	(107)	–	(41)
Operating margin (%)	17.7	160.3	6.8	(42.9)	11.9
Assets	5,008	6.1	4,720	(5.5)	4,997
Return on operational assets (%)	25.5	214.8	8.1	(37.2)	12.9
Research and development expenses	104	(3.7)	108	10.2	98
Capital expenditures in tangible and intangible assets	555	5.3	527	6.5	495

        The Chemicals segment comprises the Inorganics, Petrochemicals and Intermediates divisions.

2004 Compared with 2003

  Segment Overview

        In 2004, we increased sales to third parties by €1,268 million compared with the previous year to €7,020 million (volumes 13%, portfolio 4%, prices 10%, currencies -5%). All three divisions contributed to higher sales.

        All three divisions contributed also to the increase in income from operations, which rose by €848 million to €1,241 million. Strong demand made it possible to pass on higher raw materials prices to customers in many product lines. Together with productivity gains resulting from continued rationalization, this led to an improvement in margins compared with the weak previous year.

        At €5,008 million, assets were €288 million higher than in 2003. We strengthened our business with plasticizers in the United States by acquiring the plasticizer activities of Sunoco, United States. In Port Arthur, Texas, we started up a C4 complex together with our partners Total Petrochemicals, United States, and Shell, United States. This complex will help to supply BASF in North America (NAFTA) with the important raw materials butadiene and propylene, and is closely linked with the cracker that we operate at the same site together with Total Petrochemicals.

        In 2004, we also started operations at the new butanediol plant at our site in Kuantan, Malaysia. In the future, it will also supply the new PBT (polybutylene terephthalate) plant we are building at this site with our joint venture partner Toray, Japan.

        In the Petrochemicals and Intermediates divisions, investment projects at the new Verbund site in Nanjing, China, and in Caojing, China, are moving ahead as scheduled. In 2005, a number of world-scale plants will start operations at these sites, making a substantial contribution to our production in the high-growth Asian region.

        In 2005, we expect sales at the previous year's level. While we anticipate demand to remain strong, we expect a decline in crude oil prices and a weaker U.S. dollar. Startup costs for the new plants in Nanjing and Caojing are likely to negatively impact income from operations. We nevertheless expect to achieve income from operations at the previous year's level.

  Inorganics

        In 2004, we increased sales to third parties by €106 million to €844 million (volumes 12%, portfolio 3%, prices 1%, currencies -2%).

        The sales growth was due primarily to strong volume demand, which was aided by a marked upturn in key customer industries such as electronics and the wood products industries. As a result of the increase in sales, we significantly improved income from operations, which was negatively impacted by the need to convert part of the chlorine facilities to a membrane technology in 2003. All business units in the division contributed to the improvement in earnings in 2004. The persistent weakness of the U.S. dollar had a negative impact on earnings in 2004.

        The integration of the inorganic specialties business in Evans City, Pennsylvania, which was acquired from the Mine Safety Appliances Company, United States, was successfully completed in the second quarter of 2004. With this acquisition, we expanded our portfolio of profitable and fast-growing specialties based on boron and potassium, which are mainly used in the production of pharmaceuticals and herbicides. In addition, there are a number of further applications, for example in the electronics and automotive industries.

        Another example of successful implementation of our customer-oriented specialty strategy is our market leadership in carbonyl iron powder, an important product for making diamond tools and electronic components.

        In 2005, we expect sales to remain unchanged compared with 2004. We expect income from operations to decline from the strong level posted in 2004 due to narrower margins. We intend to continue to expand profitable business areas in innovative specialties such as catalysts, electronic grade chemicals and powder injection molding technology.

  Petrochemicals

        In 2004, we significantly increased sales to third parties by €925 million to €4,189 million (volumes 15%, portfolio 5%, prices 14%, currencies -6%). This was mainly due to higher sales of cracker products in Europe and North America (NAFTA) as well as growth in alkylene oxides and glycols. The plasticizers and solvents product lines also posted significantly stronger sales.

        Income from operations improved considerably compared with 2003 because of strong business growth and high availability of production capacity. The prices of some raw materials were much higher and very volatile, and prices of crude oil and naphtha reached record levels. We were largely able to pass these changes on to customers in the form of price increases. In addition, high capacity utilization resulted in margin improvements and led to strong earnings growth.

        Our investment projects were completed as scheduled. In Port Arthur, Texas, we completed and started up a C4 complex. This complex consists of a butadiene extraction and inalkylation facility as part of our SABINA joint venture with our partners Shell, United States, and Total Petrochemicals, United States, as well as an OCU (olefins conversion unit; metathesis) as part of our cracker joint venture with Total Petrochemicals.

        The acquisition of the plasticizers business of Sunoco, United States, in January 2004 enabled us to substantially improve our market position in North America (NAFTA).

        In addition, we are investing together with our partner SINOPEC, China, in the new Verbund site in Nanjing, China, which will start operations in 2005.

        In 2005, we expect sales at the same level as in 2004. The effects of lower crude oil prices and the additional business from our new plants in Nanjing, China, will probably offset one another. The startup costs at this new site are likely to negatively impact income from operations. Nevertheless, we anticipate margins to improve and earnings to match the very strong level achieved in 2004.

  Intermediates

        In 2004, we increased net sales to third parties by €237 million to €1,987 million (volumes 10%, portfolio 3%, prices 5%, currencies -4%). We particularly increased sales volumes in Asia. All product areas contributed to global sales growth.

        We significantly increased income from operations compared with 2003. Strong demand in Asia reduced import pressures on margins and market share in Europe. In almost all product lines, we increased prices globally to improve our margins. Income from operations also improved due to the reduction of fixed costs, especially in production in Ludwigshafen, and due to a consistent focus on adding value rather than increasing volumes.

        Capital expenditures were at the previous year's level, and investments again concentrated on Asia: We are building integrated production plants for tetrahydrofuran (THF) and PolyTHF® in Caojing, China, and plants for methylamine, dimethylformamide and formic acid, and propionic acid in Nanjing, China. In early 2004, we started operations at the butanediol plant of BASF PETRONAS Chemicals (BASF share: 60%) in Kuantan, Malaysia.

        On a comparable basis, we expect higher sales in 2005, again mainly in Asia. Because of the startup costs for plants in Nanjing and Caojing, China, we do not expect to quite match the 2004 level of income from operations.

2003 Compared with 2002

  Segment Overview

        In 2003, we increased sales to third parties by €435 million compared with the previous year to €5,752 million (volumes 12%, portfolio 1%, prices 5%, currencies -10%). Higher sales volumes made a major contribution to growth in all three divisions, in particular in the Petrochemicals division.

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

        Compared with 2002, assets declined by €277 million to €4,720 million. We further optimized production structures in Europe and North America (NAFTA) by closing unprofitable plants and investing in new, profitable ones. In the Petrochemicals and Intermediates divisions, the capital expenditure projects at the new Verbund site in Nanjing, China, and in Caojing, China, continued on schedule. A number of world-scale plants will make a substantial contribution to our production in the growing Asian market from 2005 onward. In the Petrochemicals division, we constructed a C4 complex in Port Arthur, Texas, with our partners Total Petrochemicals, United States, and Shell, United States. This plant is scheduled to start operations in 2004 and is linked with our steam cracker.

  Inorganics

        We increased sales to third parties in 2003 by €43 million to €738 million (volumes 3%; acquisition of Callery Chemical 3%, prices 3%, currencies -3%).

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

  Petrochemicals

        In 2003, we increased sales to third parties by €362 million to €3,264 million (volumes 16%, portfolio 1%, prices 8%, currencies -12%). Cracker products in Europe were an important factor in this increase. Sales of alkylene oxides and glycols also rose. We maintained the previous year's level of sales for plasticizers and solvents.

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

        Capital expenditures increased slightly compared with the previous year. In Port Arthur, Texas, together with our partners Total Petrochemicals and Shell, we built a C4 complex for metathesis, inalkylation and butadiene extraction that is scheduled to start operations in 2004. Together with our partner SINOPEC, Beijing, China, we invested in our new Verbund site in Nanjing, China, which is scheduled to begin operations in 2005.

  Intermediates

        In 2003, sales to third parties increased by €30 million to €1,750 million (volumes 9%, prices 1%, currencies -8%). We increased volumes of amines, diols and polyalcohols in particular.

        Income from operations was well below the previous year's level and was negatively impacted by significantly higher raw materials prices, in particular for natural gas and butadiene. The increasing weakness of the U.S. dollar intensified competitive pressure from the U.S. dollar zone in all regions. European competitors lowered prices because of insufficient capacity utilization. This resulted in a decline in margins for our products. Income from operations also contains startup costs for investment projects in Asia as well as impairment charges for production plants.

        The higher level of capital expenditures compared with the previous year related primarily to the construction of the integrated production plants for THF and PolyTHF® in Caojing and plants for methylamine, dimethylformamide, formic acid and propionic acid in Nanjing, China.

Plastics

Segment Data
(Million €)

	2004	% Change From Previous Year	2003	% Change From Previous Year	2002
Sales to third parties	10,532	19.9	8,787	3.7	8,477
Thereof Styrenics	4,450	22.7	3,626	7.1	3,387
Performance Polymers	2,587	15.5	2,239	(1.4)	2,270
Polyurethane	3,495	19.6	2,922	3.6	2,820
Intersegmental transfers	677	25.1	541	24.1	436
Sales including intersegmental transfers	11,209	20.2	9,328	4.7	8,913
Income from operations	669	126.0	296	(49.1)	582
Special items	(58)	13.4	(67)	–	(11)
Operating margin (%)	6.4	88.2	3.4	(50.7)	6.9
Assets	6,044	8.0	5,598	(9.3)	6,174
Return on operational assets (%)	11.5	130.0	5.0	(46.2)	9.3
Research and development expenses	138	(2.8)	142	2.9	138
Capital expenditures in tangible and intangible assets	454	(15.8)	539	(15.3)	636

        The Plastics segment comprises the Styrenics, Performance Polymers and Polyurethanes divisions. On May 1, 2003 BASF took over the worldwide engineering plastics business of Honeywell International, Morris Township, New Jersey, and transferred its worldwide nylon fibers business to Honeywell. At the same time the segment was renamed Plastics.

2004 Compared with 2003

  Segment Overview

        Sales to third parties rose by €1,745 million to €10,532 million in 2004 (volumes 9%, portfolio 1%, prices 15%, currencies -5%).

        Income from operations rose by €373 million to €669 million compared with the weak level in 2003. We improved sales and earnings in all divisions. The segment's income from operations increased mainly due to higher volumes and lower fixed costs as a result of restructuring measures. In the Performance Polymers division in particular, earnings improved significantly compared with the previous year's very weak performance.

        We increased prices considerably during the year to pass on the significantly higher costs of raw materials. However, margins remain less than satisfactory because it was not possible to fully offset the increase in raw materials costs.

        Earnings were negatively impacted by charges for restructuring measures, as well as write-offs.

        We reduced capital expenditures in 2004. The segment's assets increased, with inventories and receivables rising substantially because of much higher sales volumes and prices compared with 2003.

        In 2004, we continued to reposition our plastics business. Key issues were the implementation of product and industry-specific business models and the long-term optimization of our regional portfolio. We have significantly expanded our position in Asia using new plants. In Europe, we continued to optimize our structures, and in North America (NAFTA) and South America, we further consolidated our production structures.

        For 2005, we expect sales to remain at the high level of 2004 and a further improvement in income from operations.

  Styrenics

        In the Styrenics division, sales to third parties in 2004 rose by €824 million to €4,450 million compared with the previous year (volumes 4%, prices 25%, currencies -6%). The strong rise in raw materials prices since the start of the year could be passed on to customers only after some delay, resulting in significant sales growth in the second half of the year.

        Income from operations exceeded the previous year's weak level. The rapid rise in raw materials prices depressed margins significantly, especially in the first half of the year. We reduced fixed costs as part of the reorientation of our business model and – in the second half of the year – passed on higher raw material costs to some extent to our customers. These measures resulted in income from operations that was higher than the previous year in all four quarters, but which is still not satisfactory.

        We continued to consolidate activities in 2004. We are producing and marketing standard products to a greater extent using a commodity business model. Standard products are being separated from specialties, and the streamlined product range will be manufactured and sold at lower costs and prices. With the startup of the new ABS plant in Antwerp, Belgium, we are concentrating our ABS offering in Europe on standard products. We want to produce fewer than ten products at our three world-scale plants. Specialties will be marketed globally in order to achieve additional growth and better earnings with new applications and innovative products.

        In 2005, we expect sales to decline slightly. Income from operations is expected to be at the previous year's level due to the continued optimization of our structures.

  Performance Polymers

        In 2004, sales to third parties rose by €348 million to €2,587 million (volumes 11%, prices 10%, currencies -5%). Sales were higher in all regions.

        Income from operations improved significantly despite the substantial rise in raw materials prices. This was due mainly to the further reduction of fixed costs as well as higher sales volumes and the resulting increase in capacity utilization to almost maximum levels.

        For intermediate products and extrusion grades in particular, higher raw materials prices were largely passed on to customers; this was only partially possible for engineering plastics used in injection molding, however. The reduction of fixed costs is primarily due to our successful measures in North America (NAFTA). In this region, we have further improved cost structures by divesting the fibers business, acquiring Honeywell's engineering plastics, and continuing restructuring measures.

        The successful integration of the businesses acquired from Honeywell, United States, and Ticona, United States, has strengthened our global market position in engineering plastics. As part of this strategy, we are expanding our production capacities in the Asian growth market. We are building a production plant for PBT in Kuantan, Malaysia, as part of the joint venture with Toray, Japan, that we founded in early 2004. To extend our capacities for compounding engineering plastics, we want to significantly expand our plant in Pasir Gudang, Malaysia, in 2005 and build a new plant in Pudong, China, by 2006.

        In 2005, we are expecting moderately higher sales and a slight improvement in income from operations on the basis of continuing strong volume demand and further fixed cost reductions.

  Polyurethanes

        Sales to third parties in 2004 rose by €573 million to €3,495 million (volumes 15%, portfolio 2%, prices 8%, currencies -5%). Sales volumes grew strongest in Asia, where we expanded production capacity, but also increased in North America (NAFTA) and in Europe.

        Income from operations increased compared with 2003 despite very high raw materials costs. This was due mainly to significantly higher sales volumes at unchanged fixed costs.

        Our capital expenditures were again focused on Asia. At our production site in Yeosu, South Korea, we increased the output of our MDI plant. This expanded facility will enable us to achieve an even greater share of growth in the Asian markets. In Caojing, China, construction of the new production site is progressing. Working with our joint venture partners, we want to complete an additional integrated production facility for MDI and TDI by 2006. This facility will provide the necessary starting materials for the production of specialties in Pudong, China, which is scheduled to start in 2007.

        In 2005, we are expecting a slight increase in sales and an improvement in income from operations as a result of strong growth in the global polyurethanes market as well as improved margins resulting from higher raw materials costs being passed on to customers to some extent.

2003 Compared with 2002

  Segment Overview

        Sales to third parties rose by €310 million to €8,787 million in 2003 (volumes 9%, portfolio -1%, prices 5%, currencies -9%).

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

        Assets and capital expenditures were reduced in 2003. We lowered inventories and receivables. In 2004, we will continue to reposition our plastics business. As of December 31, 2003, we acquired the nylon 6,6 business of Ticona, United States. This is part of the expansion of our engineering plastics business. The planned transfer of Styropor® production from South Brunswick, New Jersey, to our joint venture Polioles S.A. de C.V. in Altamira, Mexico, and the expansion of capacity there will improve our cost position in styrenics.

  Styrenics

        Sales to third parties in 2003 rose by €239 million to €3,626 million (volumes 7%, prices 10%, currencies -10%). In particular, higher sales volumes of styrene monomers contributed to the increase in sales.

        Income from operations declined significantly compared with the previous year. We significantly increased prices for polymers but were not able to pass on higher raw materials costs to our customers to a sufficient extent. This was due mainly to excess capacity and the resulting pressure on margins.

        In 2003, we continued to improve our production structures: At the end of the year, we started operations at a world-scale Styrolux® plant in Altamira, Mexico. Since the European market is supplied entirely from the Styrolux® plant in Antwerp, we were able to shut down the Styrolux® plant in Ludwigshafen. We took the first steps toward our exit from the polystyrene compounds business in Europe. In addition, we have decided to transfer Styropor® production at our site in South Brunswick, New Jersey, to Altamira, Mexico, where we already operate a Styropor® plant in a joint venture.

  Performance Polymers

        In 2003, sales to third parties declined slightly by €31 million to €2,239 million (volumes 5%, portfolio -2%, prices 3%, currencies -7%).

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

        Together with our joint venture partner Toray, Japan, we plan to build a production facility for polybutylene terephthalate in Kuantan, Malaysia, to strengthen our business with engineering plastics, particularly in Asia. Effective December 31, 2003, we acquired nylon 6,6 business of Ticona, United States.

  Polyurethanes

        In 2003, sales to third parties rose by €102 million to €2,922 million (volumes 15%, portfolio -1%, currencies -10%). Sales volumes of our products increased especially in Asia and Europe.

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

Performance Products

Segment Data
(Million €)

	2004	% Change From Previous Year	2003	% Change From Previous Year	2002
Sales to third parties	8,005	4.9	7,633	(4.8)	8,014
Thereof Performance Chemicals	3,228	2.6	3,147	(5.9)	3,343
Coatings	2,022	0.3	2,015	(5.7)	2,137
Functional Polymers	2,755	11.5	2,471	(2.5)	2,534
Intersegmental transfers	291	(3.3)	301	(7.7)	326
Sales including intersegmental transfers	8,296	4.6	7,934	(4.9)	8,340
Income from operations	1,068	123.4	478	(26.0)	646
Special items	278	–	(90)	–	(7)
Operating margin (%)	13.3	111.1	6.3	(22.2)	8.1
Assets	4,426	(4.9)	4,656	(10.8)	5,218
Return on operational assets (%)	23.5	142.3	9.7	(15.7)	11.5
Research and development expenses	221	(7.9)	240	8.1	222
Capital expenditures in tangible and intangible assets	286	21.2	236	(18.1)	288

        Performance Products segment consists of the Performance Chemicals, Coatings and Functional Polymers divisions.

2004 Compared with 2003

  Segment Overview

        Thanks to strong demand for our products, sales to third parties rose by €372 million compared with 2003 to €8,005 million (volumes 8%, prices 1%, currencies -4%). Demand was especially strong for products from the acrylic acid value-adding chain.

        Income from operations rose considerably by €590 million to €1,068 million as a result of higher capacity utilization and the reduction of fixed costs in all divisions. Income from operations contains the gain from the sale of the printing systems business.

        We significantly reduced the segment's assets from €4,656 million in 2003 to €4,426 million as a result of the divestiture of the printing systems business. Capital expenditures increased by €50 million to €286 million.

        In 2005, we anticipate a slight rise in sales and income from operations on a comparable basis.

  Performance Chemicals

        At €3,228 million, sales to third parties rose by €81 million in 2004 compared with the previous year (volumes 8%, portfolio -1%, prices -1%, currencies -3%).

        In particular, performance chemicals for detergents and formulators significantly exceeded the previous year's sales.

        We improved income from operations in all product groups, in particular by lowering fixed costs. The significant increase in raw materials costs could not be passed on to our customers in the form of price increases, and so margins declined slightly overall.

        The gain from the sale of our printing systems business additionally increased earnings.

        We again significantly reduced inventories and receivables on average for the year.

        In 2005, we expect that the positive sales trend will continue and that we will further improve income from operations on a comparable basis.

  Coatings

        Sales to third parties in 2004 rose slightly by €7 million to €2,022 million (volumes 4%, portfolio 1%, prices -2%, currencies -3%). Ignoring currency translation effects, all regions contributed to the increase in sales.

        We considerably increased income from operations compared with 2003, despite significantly higher raw materials prices and negative currency effects. All product lines contributed to higher earnings; in particular, industrial coatings improved significantly. The restructuring measures in this area have been very successful. As part of these measures, we optimized our portfolio by exchanging our window and exterior door coatings business for the agricultural and construction machinery paints business of Akzo Nobel, the Netherlands.

        In automobile coatings, we benefited from our increased market share in the European market. This was aided by our system supplier concept, which we use to optimize the overall costs of coating processes for our customers. The impact of stagnation in the automobile industry was felt in North America (NAFTA).

        In refinish coatings, we posted an increase in sales and earnings. In the architectural coatings business in South America, we maintained market leadership with our Suvinil® brand and improved earnings.

        In 2005, we intend to further increase sales and income from operations. We are expanding our presence in the growth markets of Eastern Europe and China. In addition, we are restructuring our industrial coatings business and continuing measures to increase efficiency in all regions and business units.

  Functional Polymers

        At €2,755 million, sales to third parties in 2004 were up €284 million and were significantly higher than in 2003 (volumes 10%, prices 6%, currencies -4%). We were able to improve sales in all regions due to higher sales volumes. Acrylic monomers were the key growth drivers, but demand was also strong for dispersions for architectural coatings, adhesives, fiber bonding and paper finishing. Our strategy of focusing on key customers with above-average growth potential made a solid contribution to the positive sales trend.

        Income from operations was significantly higher than in 2003. All product groups contributed to this growth operating at high capacity utilization. In addition, the restructuring measures implemented in previous years enabled us to reduce fixed costs significantly. Higher raw materials prices could largely be passed on to customers in the form of price increases in most product groups.

        In Nanjing, China, we continued the construction of our second Verbund site in the high-growth Asian region as planned. Production of acrylic acid and acrylic esters at this site is scheduled to start in 2005.

        As a result of continued good volume demand, we expect sales in 2005 to remain at the previous year's level. Income from operations is likely to decline slightly due to the startup costs for our plants at the site in Nanjing, China.

2003 Compared with 2002

  Segment Overview

        Compared with 2002, sales to third parties declined €381 million to €7,633 million (volumes 2%, currencies -7%). All divisions were affected by the decline in sales, which was primarily due to negative currency effects and a difficult business environment in some customer industries. In addition, persistent pressure on prices reduced sales in the Performance Chemicals and Coatings divisions.

        Income from operations fell €168 million to €478 million. This was predominantly caused by the weak U.S. dollar and higher raw materials costs, which could not be offset fully by price increases. Restructuring measures also reduced income from operations. The implementation of cost-reduction measures and our focus on more profitable products were unable to offset the negative effects on income.

        In 2003, the segment's assets fell by €562 million to €4,656 million. Capital expenditures were considerably lower than the level of depreciation and amortization. We significantly reduced inventories and receivables.

  Performance Chemicals

        At €3,147 million, sales to third parties were €196 million lower than in 2002 due to currency translation effects (portfolio 1%, prices -1%, currencies -6%).

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

        We reduced inventories and receivables.

  Coatings

        Sales to third parties in 2003 fell by €122 million to €2,015 million (volumes 5%, prices -2%, currencies -9%). The negative currency effect was due to the devaluation of the U.S. dollar, South American currencies and the Japanese yen.

        We increased income from operations compared with the previous year despite the difficult economic situation and the cost of restructuring measures we have initiated, in particular for our industrial coatings business in Europe. We improved our income from automotive coatings despite a decline in automobile production in Europe, North America (NAFTA) and Japan. We achieved this success through effective service concepts, which enable us to optimize total coating process costs for our customers and to increase our profits. In refinish coatings, we achieved stable, adequate margins in a stagnating market. In South America, we strengthened our market leadership in decorative paints with our Suvinil® brand.

  Functional Polymers

        At €2,471 million, sales to third parties in 2003 were €63 million lower than in 2002 (prices 3%, currencies -6%). The weak U.S. dollar reduced sales in euro terms, in particular in North America (NAFTA) and in South America. In Europe, on the other hand, we posted higher sales.

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

Agricultural Products

Segment Data
(Million €)

	2004	% Change From Previous Year	2003	% Change From Previous Year	2002
Sales to third parties	3,354	5.6	3,176	7.5	2,954
Intersegmental transfers	26	8.3	24	14.3	21
Sales including intersegmental transfers	3,380	5.6	3,200	7.6	2,975
Income from operations	492	110.3	234	283.6	61
Special items	(64)	(6.7)	(60)	(57.9)	(38)
Operating margin (%)	14.7	98.6	7.4	252.4	2.1
Assets	4,849	(12.2)	5,523	8.5	5,092
Return on operational assets (%)	9.5	115.9	4.4	300.0	1.1
Research and development expenses	273	14.2	239	(16.1)	285
Capital expenditures in tangible and intangible assets	95	(91.6)	1,133	–	88

2004 Compared with 2003

        Sales in 2004 rose by €178 million to €3,354 million (volumes 9%, portfolio 1%, currencies -4%). The launch of new products, increased prices for a higher-value product range and portfolio measures to focus our activities on attractive markets all contributed to the sales growth. Sales rose as a result of fipronil insecticide and selected fungicides business acquired from Bayer CropScience in March 2003. Conversely, sales were reduced by the sale of the soil improvement products business to Kanesho Soil Treatment, Belgium, in December 2003 and the sale of our phenoxy herbicide business to Nufarm, Australia, in March 2004. The weak U.S. dollar had a negative effect on sales.

        Higher demand for our products positively affected business in all regions. In Europe, sales by location of company rose by 3% to €1,559 million. In North America (NAFTA), sales increased in local currency terms, but declined by 2% to €869 million as a result of the weaker U.S. dollar. In South America, we increased sales by 36% to €683 million with new products, despite negative currency effects. Our fungicide Opera®, which contains the active ingredient F 500®, has achieved market leadership in South America in only two years. Operra is successfully used to combat Asian soybean rust, a fungal disease that can severely threaten soybean yields, in particular in Brazil. Opera® also helps to increase crop yields by improving general plant health. In Asia, sales declined by 12% to €243 million because of portfolio measures and currency effects.

        We increased income from operations by €258 million to €492 million. Positive effects on earnings resulting from higher demand – in particular for our high-value, innovative products – outweighed negative currency effects. Special charges were primarily related to expenses for lawsuits in the United States (see Note 25 to the Consolidated Financial Statements) and provisions for restructuring. They were partially offset by the net gain from the sale of phenoxy herbicides to Nufarm, Australia. We surpassed our medium-term goal of an EBITDA return on sales before special items of 25% sooner than expected by achieving 27% in 2004 (see note at the end of this section).

        We optimized total assets by €674 million to €4,849 million, in particular by further reducing current assets. We delivered to our customers closer to the application period, thereby optimizing our inventory and receivables management.

        We increased research and development expenses by €34 million to €273 million. Research into active ingredients for insecticides and fungicides has been intensified. Research spending also increased due to the reclassification of plant biotechnology expenses. As a percentage of sales, research and development expenses amounted to 8.1%, compared with 7.5% in 2003.

        Our researchers are currently working to develop six new crop protection active ingredients, on a new herbicide tolerance project and on numerous products to protect seeds with active ingredients that have already been launched. These product innovations will be ready for market in the coming years and have a peak sales potential of €700 million. A further seven crop protection active ingredients with a peak sales potential of €1 billion are currently being introduced to the market. Of these, F 500® and boscalid in particular developed better than expected and in 2004 helped us achieve approximately 60% of the peak sales potential planned with the active ingredients in market launch.

        In 2005, we expect sales at the previous year's level based on a normal agricultural season. We anticipate income from operations to improve in a market that continues to be intensely competitive. The growing proportion of high-value, innovative products will likely contribute to this achievement, as will measures to optimize our operational processes.

        Please note that the presentation of EBITDA before special items is not intended to replace income from operations and is not a measure of performance as determined in accordance with generally accepted accounting principles in the United States. Special items are one-time costs or one-time payments that significantly affect the earnings of the Agricultural Products division. In 2004, depreciation and amortization related to a plant closure in Manati, Puerto Rico was reported as a special item. Other special items include primarily expenses for lawsuits in the United States as well as provisions for restructuring measures for several sites. They were partially offset by the net gain from the sale of phenoxy herbicides to Nufarm, Australia.

        The following table reconciles EBITDA before special items to the comparable financial measure calculated in accordance with U.S. GAAP.

2004
(Million €)
EBITDA before special items	911
Depreciation, amortization (non special items)	(355)
Depreciation and amortization reported as special items	(14)
Other special items	(50)
Income from operations	492

2003 Compared with 2002

        Sales in 2003 rose €222 million to €3,176 million (volumes 6%, portfolio 10%, prices 1%, currencies -9%). This increase was due to the successful market introduction of our new fungicide F 500®, the products acquired in March 2003 from Bayer CropScience – comprising the insecticide fipronil and selected fungicides – as well as the improved economic environment in South America. These influences offset negative currency effects from the appreciation of the euro against the U.S. dollar and other currencies.

        In Europe, sales climbed 10% to €1,447 million. We achieved higher sales in local currencies in North America (NAFTA) – primarily due to the successful launch of new products -, however, sales declined 6% to €892 million because of the stronger euro. In South America, despite negative currency effects, we increased sales 55% to €520 million thanks to new products and an improved market environment. In Asia, sales decreased 11% to €317 million.

        In 2003, we improved income from operations by €173 million to €234 million. Special items of €60 million from the integration of the business acquired from Bayer CropScience had a negative effect on income. These special items were basically related to the use of inventory stepped-up to higher market values. Other special charges were offset by the sale of our soil improvement products business to Kanesho Soil Treatment BVBA, Belgium, for €65 million.

        Assets rose by €431 million to €5,523 million – primarily due to the acquisition of the insecticide fipronil and selected fungicides from Bayer CropScience for €1,185 million (including inventories).

        Research and development expenses were reduced by €46 million to €239 million. We achieved this mainly by realizing synergies from the integration of the crop protection business that we acquired in 2000 from American Home Products, United States, for example by closing research sites. As a percentage of sales, research expenses declined to 7.5% from 9.6% in 2002. We have further strengthened our active ingredient research for insecticides and fungicides and have reduced our herbicide research activities because we see fewer opportunities in this market.

Fine Chemicals

Segment Data
(Million €)

	2004	% Change From Previous Year	2003	% Change From Previous Year	2002
Sales to third parties	1,793	(2.8)	1,845	(6.3)	1,970
Intersegmental transfers	30	50.0	20	(44.4)	36
Sales including intersegmental transfers	1,823	(2.3)	1,865	(7.0)	2,006
Income from operations	48	(61.6)	125	–	(6)
Special items	(41)	(412.5)	(8)	93.5	(124)
Operating margin (%)	2.7	(60.3)	6.8	–	*
Assets	1,269	(2.6)	1,303	(6.4)	1,392
Return on operational assets (%)	3.7	(60.2)	9.3	–	*
Research and development expenses	92	31.4	70	(14.6)	82
Capital expenditures in tangible and intangible assets	137	(2.1)	140	(10.8)	157

*
negative

2004 Compared with 2003

        Sales to third parties declined by €52 million to €1,793 million in 2004 (volumes 6%, prices -4%, currencies -4%). For many products, we experienced further volume growth as prices declined, in part as a result of currency effects. The human nutrition business was affected by significant declines in sales of water-soluble vitamins, mainly due to a fall in prices for vitamin C and the exit from unprofitable businesses. The pharmaceutical solutions product lines all performed well, as did UV absorbers, aroma chemicals and organic acids. In the animal nutrition business, lysine prices and sales increased on average over the course of the year even though they have declined significantly recently; the prices of most vitamins fell in euro terms.

        Income from operations was impacted by the weakness of the U.S. dollar and declining prices, which we were able to offset partially by reducing our fixed costs. Moreover, earnings were affected by the reclassification of certain research costs for plant biotechnology. Please see Note 4 of Item 18 for more information.

        Following the dissolution of our long-term cooperation with DSM, the Netherlands, we are pursuing business with the feed enzyme phytase independently. We plan to complete a production plant for this enzyme in Ludwigshafen in 2005.

        Compared with 2003, we reduced the assets of the Fine Chemicals division by €34 million in 2004 to €1,269 million. We reduced inventories and receivables as scheduled. Tangible assets grew as the result of capacity expansion for vitamin E and new plants for vitamin B2 and citral.

        In 2005, we expect a slight decline in sales and a moderate increase in income from operations.

2003 Compared with 2002

        Sales to third parties fell €125 million to €1,845 million in 2003 (volumes 3%, currencies -9%). We increased sales of products for animal nutrition (lysine, carotenoids and organic acids) and of water-soluble vitamins for human nutrition, especially vitamin C. Sales of fat-soluble vitamins for animal and human nutrition declined. We achieved higher sales of cosmetic raw materials, while North American (NAFTA) sales to the pharmaceuticals industry decreased because of the weak U.S. dollar. In Asia, we were able to increase sales slightly despite negative currency effects.

        Income from operations improved €131 million to €125 million due to a lower level of special charges, which declined from €124 million in 2002 to €8 million in 2003. Higher sales volumes, higher sales prices for lysine and vitamin C, and cost savings from rationalizations in vitamin production and the restructuring of our business in North America (NAFTA) also had a positive effect on income from operations.

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

Oil & Gas

Segment Data
(Million €)

	2004	% Change From Previous Year	2003	% Change From Previous Year	2002
Sales to third parties	5,263	9.9	4,791	14.1	4,199
Thereof natural gas trading	2,781	5.9	2,627	20.9	2,173
Intersegmental transfers	546	9.6	498	37.2	363
Sales including intersegmental transfers	5,809	9.8	5,289	15.9	4,562
Royalties	243	(3.2)	251	19.5	210
Sales incl. intersegmental transfers, less royalties	5,566	10.5	5,038	15.8	4,352
Income from operations*	1,637	19.9	1,365	12.8	1,210
Thereof natural gas trading	342	10.0	311	3.3	301
Special items	(10)	–	0	–	0
Operating margin (%)	31.1	9.1	28.5	(1.0)	28.8
Assets	3,876	4.4	3,711	1.7	3,648
Return on operational assets (%)	43.2	16.4	37.1	4.2	35.6
Research and development expenses	198	61.0	123	8.8	113
Capital expenditures in tangible and intangible assets	374	15.8	323	(64.9)	920

*
Income taxes on oil production in North Africa and the Middle East that are noncompensable with German corporate income tax in the amount of €668 million (2003: €505 million, 2002: €427 million) are not deducted from income from operations, but are reported as income taxes. Please see Note 8 to the Consolidated Financial Statements.

2004 Compared with 2003

        Sales to third parties in 2004 rose by €472 million to €5,263 million (volumes 7%, prices 6%, currencies -4%). The considerable rise in crude oil prices and the renewed expansion of business activities more than offset the negative effects of the further decline of the U.S. dollar against the euro.

        In 2004, sales to third parties in our natural gas trading business sector rose €154 million to €2,781 million as a result of increased volumes. Gas volume sales from all gas trading companies increased 6.1% to 304.1 billion kilowatt-hours. On a consolidated basis, gas sales volumes rose from 189.4 billion kilowatt-hours in 2003 to 210.2 billion kilowatt-hours in 2004. Sales by WINGAS (BASF share: 65%) on the domestic market again grew much faster than the market. We have successfully expanded our foreign business, in particular in Belgium and the United Kingdom.

        In the exploration and production business sector, sales to third parties increased by €318 million to €2,482 million. The average price of crude oil (Brent) rose compared with the previous year by $9/barrel to $38/barrel. Because of the weak U.S. dollar, the price of oil on a euro basis rose by only €5/barrel to €31/barrel. Crude oil and natural gas production rose by 4.2% to 109 million barrels of oil equivalent. This was mainly due to the increase in natural gas volumes in the Netherlands and Argentina. Crude oil production remained slightly below the level achieved in 2003.

        Income from operations climbed €272 million to €1,637 million. Income from operations from natural gas trading, which is included in this amount, rose by €31 million to €342 million due to higher volumes. Earnings were negatively impacted by declining margins.

        In the exploration and production business sector, income from operations increased by €241 million to €1,295 million in 2004, mainly as a result of higher prices. Income taxes on oil production in North Africa and the Middle East that are noncompensable with German corporate income tax in the amount of €668 million (2003: €505 million) are not deducted from income from operations but are reported as income taxes (see Note 8 to the Consolidated Financial Statements).

        Assets in the Oil & Gas segment rose €165 million to €3,876 million. Additions to tangible assets mainly involved exploration and production for projects in the Netherlands, Libya, Germany and Argentina. The search for new reserves continued intensively. In 2004, 10 of 24 exploratory and expansion holes were successfully completed.

        At 68 million metric tons, proved reserves of crude oil at the end of 2004 were 11% below the volumes at the same time in 2003. The reserve-to-production ratio was eight years, compared with nine years in 2003. Proved natural gas reserves declined slightly by 2% to 66 billion cubic meters. Due to higher production, the reserve-to-production ratio declined by one year to 10 years.

        The Achimgaz joint venture with Gazprom was founded to produce natural gas and condensate from the Achimov deposit of the Urengoy gas field in western Siberia. In 2004, the foundations were laid for the start of the project in 2005. The goal of this first phase is to confirm the feasibility of developing the natural gas and condensate deposit. The development of the entire field is scheduled to begin in 2008. At the end of 2004, we signed an agreement with Gazexport, a subsidiary of Gazprom, to extend the long-term gas supply agreements until 2030 ahead of schedule. At the same time, WINGAS signed a long-term supply agreement to supply natural gas until 2019 with Eni, Italy. Furthermore, WINGAS acquired the largest onshore natural gas field in the United Kingdom, Saltfleetby, which will be used in the future for natural gas storage.

        In 2005, we expect average prices for crude oil to decline compared with 2004, but to remain well above the long-term average. As a result of the planned expansion of crude oil and natural gas production and a further increase in volumes in the natural gas trading business, we anticipate that the Oil & Gas segment will again make an important contribution to BASF Group's sales and income from operations in 2005. Earnings, however, are not expected to reach the high level seen in 2004 due to lower oil prices in euros.

2003 Compared with 2002

        Sales to third parties rose €592 million in 2003 to €4,791 million (volumes 13%, portfolio 2%, currencies -1%). The significant increase in sales volumes and higher prices for crude oil more than offset the negative effects of the weaker U.S. dollar.

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

        Income from operations improved by €155 million to €1,365 million in 2003. At €311 million, natural gas trading again reached the strong level of the year 2002, which benefited from unusually good margins, in particular in the first few months of the year. In exploration and production, the expansion of oil and gas production resulted in an increase income of €145 million to €1,054 million in 2003. Income taxes on oil production in North Africa and the Middle East are not deducted from income from operations, but are reported as income taxes (see Note 8 to the Consolidated Financial Statements).

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

LIQUIDITY AND CAPITAL RESOURCES

        The following table sets forth the summarized cash flows of BASF in each of the last three fiscal years:

Statement of Cash Flow	2004	2003	2002
	(Million €)
Net income	1,883	910	1,504
Depreciation of fixed assets	3,097	2,682	2,502
Changes in net current assets	(199)	1,118	(1,033)
Miscellaneous items	(270)	168	(660)

Cash provided by operating activities	4,511	4,878	2,313

Additions to tangible and intangible fixed assets	(1,934)	(2,071)	(2,410)
Acquisitions and divestitures, net	570	(1,394)	(262)
Financial investments and other items	254	205	508

Cash provided by investing activities	(1,110)	(3,260)	(2,164)

Proceeds from capital increases	(781)	(500)	(462)
Changes in financial indebtedness	(203)	(2)	1,040
Dividends paid	(852)	(857)	(843)

Cash provided by financing activities	(1,836)	(1,359)	(265)

Changes in cash assets affecting liquidity	1,565	259	(116)
Initial cash assets and other changes	521	222	347

Cash and cash equivalents at year end	2,086	481	231

Marketable securities	163	147	132
Liquid funds	2,249	628	363

2004 Compared with 2003

  Cash provided by operating activities

        In 2004, cash provided by operating activities was again high at €4,511 million. This was due primarily to the increase in earnings. Despite the considerable expansion in business, it was possible to maintain net working capital at a low level. In 2003, substantial funds were released, mainly through inventory reductions and shortened payment terms. "Miscellaneous items" primarily reflects the reclassification of gains from divestitures, which are included as part of cash inflows in cash used in investing activities.

  Cash used in investing activities

        Cash used in investing activities amounted to €(1,110) million. The significant decline was due primarily to cash inflows from portfolio measures, whereas in the previous year there was a cash outflow for the acquisition of the fipronil business.

        We spent €1,934 million on additions to tangible and intangible assets. We again reduced spending compared with the previous year, bringing it significantly below the level of depreciation and amortization.

        Expenditures for acquisitions totaled €104 million, and proceeds from divestitures amounted to €674 million. Important transactions included the acquisition of the plasticizer business from Sunoco, United States. Cash inflows from divestitures were mainly related to the sale of the printing systems business.

        Changes in financial assets, marketable securities and financial receivables resulted in an outflow of €204 million. The sale and disposal of fixed assets and securities from current assets generated proceeds of €458 million.

        On a regional basis, capital expenditures on tangible and intangible fixed assets were as follows:

	2004%	2003%
Europe	56	66
North America (NAFTA)	13	13
South America	4	2
Asia, Pacific Area, Africa	27	19
Total	100	100

        In the Chemicals segment, investments and acquisitions in 2004 rose by 5.3% compared with 2003 to €555 million. Major projects included:

  /*/
  Construction of a Verbund site with our partner SINOPEC in Nanjing, China;

  /*/
  Construction of a THF/PolyTHF® plant in Caojing, China;

  /*/
  Startup of a C4 complex associated with the steam cracker in Port Arthur, Texas;

  /*/
  Startup of a butanediol plant at the Verbund site in Kuantan, Malaysia; and

  /*/
  Acquisition of the U.S. plasticizers business of Sunoco, United States, to strengthen our plasticizers business in North America (NAFTA).

        In the Plastics segment, we spent €454 million on capital expenditures and acquisitions in 2004. This was a decline of 15.8% compared with the previous year. Among the important projects were:

  /*/
  Startup of an ABS plant in Antwerp, Belgium;

  /*/
  Startup of expanded MDI production capacity in Yeosu, South Korea;

  /*/
  Transfer of Styropor® production from the United States to Altamira, Mexico;

  /*/
  Expansion of Ultrason® production in Ludwigshafen, Germany; and

  /*/
  Acquisition of the polyurethane business of Systemhaus Lagomat, Sweden, and the polyurethane foam producer Foam Enterprises, United States.

        In the Performance Products segment, investments increased by 21.2% in 2004 to €286 million. The most important investment project was the construction of plants for acrylic acid and acrylates at the new Verbund site in Nanjing, China.

        In the Agricultural Products and Nutrition segment, we spent €232 million on capital expenditures and acquisitions in 2004 compared with €1,273 million in 2003. Acquisitions in 2003 primarily included the purchase of the fungicide fipronil and selected fungicides from Bayer CropScience.

        The Agricultural Products division invested €95 million, mainly in optimization measures at various sites.

        The Fine Chemicals division spent €137 million on capital expenditures in 2004. Major projects included:

  /*/
  Expansion of plants for vitamin E precursors in Ludwigshafen, Germany;

  /*/
  Startup of a new plant for citral in Ludwigshafen; and

  /*/
  Expansion of capacities for crospovidones and for UV absorbers in Ludwigshafen and for pharmaceutical chemicals in Minden, Germany.

        In the Oil & Gas segment, we invested €374 million in 2004 compared with €323 million in 2003. Most capital expenditures were in the exploration and production business sector. Key projects were:

  /*/
  Developing new natural gas deposits in the Dutch North Sea and in Argentina;

  /*/
  Expanding and optimizing hydrocarbon production in Libya; and

  /*/
  Continuing expansion of our Mittelplate offshore oil field in the German North Sea.

  Cash used in financing activities

        Cash used in financing activities was €1,836 million in 2004. We spent a total of €726 million to buy back 16.2 million shares at an average price of €44.79 per share.

        We paid out €852 million in dividends and profit transfers in 2004. Of this amount, €774 million, or €1.40 per share, was for dividend payments to shareholders of BASF Aktiengesellschaft for fiscal year 2003. €78 million in profits was paid or transferred to shareholders of fully or proportionately consolidated companies.

        Financial indebtedness declined compared with 2003 and amounted to €3,303 million. At €1,054 million, net debt was significantly lower because of the increase in liquid assets. Financial indebtedness is discussed in detail in Note 23 to the Consolidated Financial Statements in Item 18.

  Liquid funds

        Liquid funds at the end of 2004 increased significantly to €2,249 million. Their proportion of total assets increased to 6.6%.

  Commitments for investments

        In 2005, we are planning capital expenditures of €1.7 billion. Of this amount, 57% is scheduled to be invested in Europe, 14% in North America (NAFTA), 4% in South America and 25% in the Asia, Pacific Area, Africa region. Major projects are as follows:

  Chemicals segment

  /*/
  Startup of a steam cracker at the new Verbund site under construction in Nanjing, China;

  /*/
  Startup of plants for oxo alcohols, ethylene oxide and glycol, methylamines, dimethylformamide, formic acid and propionic acid at the Verbund site in Nanjing, China; and

  /*/
  Startup of plants for THF and PolyTHF® in Caojing, China.

  Plastics segment

  /*/
  A PBT plant in Kuantan, Malaysia;

  /*/
  Construction of production plants for TDI and MDI in Caojing, China;

  /*/
  Construction of a site for producing polyurethane specialties in Pudong, China;

  /*/
  Expansion of our MDI production plants in Antwerp, Belgium;

  /*/
  Expansion of the compounding plant for engineering plastics in Pasir Gudang, Malaysia; and

  /*/
  Construction of a compounding plant for engineering plastics in Pudong, China.

  Performance Products segment

  /*/
  Startup of plants for acrylic acid and acrylates at the new Verbund site in Nanjing, China;

  /*/
  Construction of a plant for raw materials for HDI-based coatings at the site in Caojing, China; and

  /*/
  Construction of a plant for super absorbers in Freeport, Texas.

  Agricultural Products & Nutrition segment

  /*/
  Construction of a feed enzyme plant in Ludwigshafen;

  /*/
  Construction of plants for geraniol and linalool in Ludwigshafen; and

  /*/
  Completion of the new plants for UV absorbers in Ludwigshafen and for pharmaceutical chemicals in Minden, Germany.

  Oil & Gas segment

  /*/
  Pipeline connection to the Mittelplate offshore oil field in Germany;

  /*/
  Development of new natural gas reserves in the Dutch North Sea and in Argentina;

  /*/
  Development of new oil fields in Libya and expansion of existing ones;

  /*/
  Start of development of the Achimov horizon in an area of the Urengoy gas field in Russia; and

  /*/
  Debottlenecking of the STEGAL natural gas pipeline.

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

        On a regional basis, capital expenditures on tangible and intangible fixed assets were as follows:

	2003%	2002%
Europe	66	65
North America (NAFTA)	13	12
South America	2	3
Asia, Pacific Area, Africa	19	20
Total	100	100

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

        In the Oil & Gas segment, we invested €323 million in 2003. The majority of the investments were made in exploration and production. Key projects were:

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

        Financial indebtedness decreased to €3,507 million due to currency translation effects. We issued a €1 billion Euro Benchmark Bond maturing in 2010, taking advantage of the favorable capital market situation to refinance a portion of our short-term debt. Financial indebtedness is discussed in detail in Note 23 to the Consolidated Financial Statements of Item 18.

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

  Chemicals segment

  /*/
  Construction of a steam cracker at the new Verbund site currently under construction in Nanjing, China

  /*/
  Plants for oxo alcohols, ethylene oxide and glycol, methylamines, dimethylformamide as well as formic acid and propionic acid at the Verbund site in Nanjing, China

  /*/
  Plants for THF and PolyTHF® in Caojing, China

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

  /*/
  Development of new natural gas reserves in the Dutch North Sea and Argentina.

EXCHANGE RATE EXPOSURE AND RISK MANAGEMENT

        BASF conducts its business in many currencies other than the euro. About 56% of BASF's 2004 sales, 57% of 2003 sales and 55% of 2002 sales were to customers in Europe, about 44% of 2004 sales, 43% of 2003 sales and 45% of 2002 sales were to customers outside Europe. Moreover, about 40% of BASF's 2004 sales, 39% of BASF's 2003 sales and 41% of 2002 sales were attributable to BASF operations conducted outside Europe.

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

        The effect of exchange rate fluctuations on BASF's income from operations for 2004, 2003 and 2002 is shown in BASF's Consolidated Financial Statements under the line items "Other operating income" and "Other operating expense." See Notes 5 and 6 to the Consolidated Financial Statements for further information. The net effect of exchange rate fluctuations on BASF's income from operations amounted to a net loss of €18.8 million in 2004, a net loss of €31.5 million in 2003 and a net loss of €132.5 million in 2002. The variance between 2003 and 2002 was primarily due to the weakening of the U.S. dollar and of currencies dependent on the U.S. dollar in Asia, South America and, in particular, in the NAFTA region.

        In 2004, foreign currency translation adjustments had a negative effect of €153.5 million on stockholders' equity primarily due to the weakening of the U.S. dollar and of currencies dependent on the U.S. dollar in Asia, South America and, in particular, in the NAFTA region. In addition, a change in the functional currency from the euro to the U.S. dollar for two of BASF's Asian subsidiaries resulted in a €99.4 million reduction in the translation adjustment. In 2003, foreign currency translation adjustments had a negative effect of €642.2 million on stockholders' equity also primarily due to the weakening of the U.S. dollar and of currencies dependent on the U.S. dollar in Asia, South America and, in particular, in the NAFTA region. In 2002, foreign currency translation adjustments had a negative effect of €862.0 million on stockholders' equity due to the weakening of the U.S. dollar and the devaluation of the Brazilian real.

        Exchange rate risk management is centralized at BASF Aktiengesellschaft. BASF bases its foreign exchange risk management generally on exposures derived from receivables and payables on the balance sheet. Future sales revenues or expenses are only considered if such transactions have a high probability of occurrence. Receivables and payables in a particular currency are netted. Normally at BASF, receivables generated from export sales exceed payables from raw material purchases resulting in substantial net exposures in U.S. dollar and relatively small exposures in the British pound and the Japanese yen.

        To mitigate the impact of currency exchange rate fluctuations, the exposure to currency risk is assessed on a daily basis. BASF applies a selective hedging strategy – a varying portion of the exposure in each currency is hedged, based on forecasts of the exchange rate development versus the euro.

        In 2004, BASF's hedging transactions have been aimed primarily at minimizing exchange rate risks against the U.S. dollar, the Canadian dollar, the Australian dollar, the British pound, the Mexican peso, the Japanese yen, the Korean won and the Brazilian real. See "Item 11. Quantitative and Qualitative Disclosure About Market Risk" and Note 27 to the Consolidated Financial Statements for further information.

RESEARCH AND DEVELOPMENT

        BASF's research and development activities aim to develop new and improved products, find new applications for existing products and develop more cost-efficient and environmentally sound manufacturing processes.

        BASF spent €1,173 million on research and development activities in 2004 compared with €1,105 million in 2003 and €1,135 million in 2002. Of the total R&D expenditures the Chemical segment spent 8.9%, Plastics 11.8%, Performance Products 18.8%, Agricultural Products 23.3%, Fine Chemicals 7.8%, Oil & Gas 16.9%, and Others 12.5%. Excluding Oil and Gas, BASF spent 87% of its annual research budget in Germany, 6% in other European countries, 6% in North America and 1% in Asia and South America.

        BASF employs about 7,000 people worldwide in various research and development activities. About 5,000 employees are involved in research and development work in Ludwigshafen, making the facility one of the world's largest research centers in the chemical industry.

        The center in Ludwigshafen, and a number of decentralized research and development sites worldwide, form an efficient network that makes an important contribution to BASF's Verbund approach to integration. BASF has three main research and development platforms in Ludwigshafen that support the company's global activities. In addition, BASF conducts research activities through almost 1,200 cooperative agreements with universities, research institutes and industrial partners in many countries worldwide and through various research joint ventures. Product and market-related development worldwide is conducted in close cooperation with customers and joint-venture partners.

        The biggest share of BASF's research spending is devoted to the area of agriculture and nutrition. The Limburgerhof Agricultural Center in Germany and the research center in Research Triangle Park (RTP) in Raleigh, North Carolina, develop agricultural products using our network of experimental and research stations around the world. BASF conducts its own plant biotechnology research and is also involved in various biotechnology research joint ventures. The activities are concentrated in BASF Plant Science GmbH, which currently employs about 400 people worldwide.

        In April 2001, BASF Future Business GmbH, a 100% subsidiary of BASF Aktiengesellschaft, was founded with the goal of developing specific new business areas more quickly together with partners both inside and outside the BASF Group. Additionally BASF Venture Capital GmbH, a wholly owned subsidiary of BASF Future Business GmbH, was established in April 2001. Both companies focus on high-growth markets and future challenges, especially in the field of material sciences.

        BASF puts great emphasis on obtaining patents, trademarks, copyrights and designs to protect its investment in research and development and the developed intellectual property. The company seeks the optimum protection for significant product and process developments.

COMMITMENTS

Off-Balance Sheet Arrangements

        Our unconsolidated entities are not considered variable interest entities and do not constitute other off-balance sheet arrangements.

Contractual Obligations and Commercial Commitments

        The table below summarizes BASF's contractual and commercial obligations as of December 31, 2004.

Contractual Obligations	Total	Under One Year	One Year To Less Than Five Years	After Five Years
	(Million €)
Financial debt	3,303.3	1,452.2	94.1	1,757.0
Miscellaneous liabilities	2,167.4	1,474.9	234.7	457.8
Commitments from long-term rental and operating leasing contracts	812.4	171.0	367.7	273.7
Purchase commitments for raw materials and natural gas	49,324.0	7,447.0	12,585.0	29,292.0
Total	55,607.1	10,545.1	13,281.5	31,780.5

        "Contractual obligations" are obligations to make payments or transfer assets under existing contracts. "Financial debt" comprises future principal and interest payments that we need to make to settle our financial liabilities with original maturities of more than one year. This includes primarily bonds, liabilities to credit institutions and commercial papers. See also Note 23 to our Consolidated Financial Statements. "Miscellaneous liabilities" comprise advances received on accounts of orders, non-trade liabilities of our joint ventures to partners, tax, social security and payroll liabilities as well as various other items as set forth in Note 23 to the Consolidated Financial Statements. "Commitments from long-term rental and leasing contracts" encompass the total minimum undiscounted future payments for leasing and other long-term rental contracts. "Purchase commitments for raw materials and natural gas" contain obligations from the respective long-term purchase contracts.

        Additionally, remaining costs of construction in progress include obligations arising from future investments in property, plant and equipment. They amount to €1,700.7 million as of December 31, 2004. Purchase commitments thereof amount to €378.6 million. Furthermore, there are obligations resulting from capital contribution in the amount of €15.9 million as of December 31, 2004.

        Please see Note 21 of Item 18 for further information regarding pension commitments.

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

BOARD OF EXECUTIVE DIRECTORS

        The number of members of the Board of Executive Directors is determined by the Supervisory Board, subject to a minimum of two members. As of December 31, 2004, BASF Aktiengesellschaft's Board of Executive Directors had eight members.

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

        The following table lists the current members of the Board of Executive Directors, their ages as of December 31, 2004, the years in which they were first appointed to the Board and in which their running term ends and their outside directorships:

Dr. Jürgen Hambrecht

Age: 58	First year appointed: 1997	Year term expires: 2007

Professional Career
1976	Joined BASF Aktiengesellschaft's Polymers Laboratory, responsible for polystyrene, styrenic copolymers and polyphenylene ethers

1985	Head of Research and Purchasing at BASF Lacke und Farben AG, Münster, Germany (now BASF Coatings AG)

1990	President, Engineering Plastics division

1995	President, East Asia division based in Hong Kong

1997	Appointed to the Board of Executive Directors

2002	Appointed Chairman of the Board of Executive Directors effective May 6, 2003

Position & Main Areas of Responsibility

        Chairman of the Board of Executive Directors – Legal, Taxes & Insurance, Planning & Controlling, Corporate Communications, Investor Relations, Executive Management & Development.

Memberships on Supervisory Boards

        Bilfinger Berger AG, Mannheim, Germany

Eggert Voscherau

Age: 61	First year appointed: 1996	Year term expires: 2006

Professional Career
1969	Joined BASF

1981	Management position BASF Brasileira S.A., São Paulo, Brazil

1984	Managing Director, BASF Brasileira S.A., São Paulo, Brazil

1987	President, Crop Protection division

1991	President, North American Consumer Products division (Pharmaceuticals, Crop Protection and Fine Chemicals); in addition, from 1994 president of Latin America North division

1996	Appointed to the Board of Executive Directors

1997	Chairman and Chief Executive Officer of BASF Corporation, New Jersey

2002	Appointed Vice Chairman of the Board of Executive Directors, effective May 6, 2003

Position & Main Areas of Responsibility:

        Vice Chairman of the Board of Executive Directors and Industrial Relations Director – Human Resources and Environment, Safety & Energy, Occupational Medicine & Health Protection, Ludwigshafen Verbund Site, Antwerp Verbund Site, BASF Schwarzheide GmbH, Europe.

Memberships on Supervisory Boards

        Haftpflichtverband der Deutschen Industrie VVaG, Hannover, Germany (German Industry Liability Association)

        Talanx AG, Hannover, Germany

        Basell N.V., Hoofddorp, the Netherlands

Dr. Kurt Bock

Age: 46	First year appointed: 2003	Year term expires: 2007

Professional Career
1985	Joined BASF Aktiengesellschaft in the Finance division

1987	Executive Assistant to BASF's Chief Financial Officer

1991	Head of Technology, Director Planning and Controlling, Engineering Plastics division

1992	Senior Vice President, Finance, Robert Bosch GmbH, Stuttgart, Germany

1994	Senior Vice President, Finance and Accounting, Robert Bosch GmbH

1996	Managing Director, Robert Bosch Limitada, Campinas, Brazil

1998	Chief Financial Officer, BASF Corporation, New Jersey

2000	President Logistics and Information Services

2002	Appointed to the Board of Executive Directors effective January 1, 2003

Position & Main Areas of Responsibility

        Executive Director and Chief Financial Officer – Finance, Global Procurement & Logistics, Information Services, Corporate Audit, South America.

Memberships on Supervisory Boards

        Basell N.V., Hoofddorp, the Netherlands

Dr. John Feldmann

Age: 55	First year appointed: 2000	Year term expires: 2009

Professional Career
1988	Joined BASF Aktiengesellschaft in product management for detergent additives

1990	Group Leader, Strategic Planning

1993	Vice President, Strategic Planning

1996	President, South East Asia/Australia regional division, headquartered in Singapore

1999	Head of cross-divisional negotiating teams, Ludwigshafen, Germany

2000	Appointed to the Board of Executive Directors

Position & Main Areas of Responsibility

        Executive Director – Styrenics, Performance Polymers, Polyurethanes, Oil & Gas, Polymer Research.

Memberships on Supervisory Boards

        Basell N.V., Hoofddorp, the Netherlands

Dr. Andreas Kreimeyer

Age: 49	First year appointed: 2003	Year term expires: 2007

Professional Career
1986	Joined BASF Aktiengesellschaft's Main Laboratory to work in biotechnological research

1989	Head of biological pilot plant, Main Laboratory

1991	Group Leader Fermentations, Main Laboratory

1993	Assistant to the Chairman of the Board of Executive Directors

1995	Vice President, Regional Development at BASF South East Asia Pte., Singapore

1998	President, Fertilizers division

2000	President, Dispersions division (in 2001 renamed Functional Polymers division)

2003	Appointed to the Board of Executive Directors

Position & Main Areas of Responsibility

        Executive Director – Performance Chemicals, Functional Polymers, Asia.

Klaus Peter Löbbe

Age: 58	First year appointed: 2002	Year term expires: 2006

Professional Career
1966	Joined BASF Aktiengesellschaft and initially worked as trainee and product manager

1975	Delegated to BASF Japan Ltd.

1987	Head of Diols Marketing, Intermediates division

1990	Group Vice President, Marketing, Intermediates division

1993	President, Industrial Chemicals division

1996	President, Coatings division and Chairman of the Board of Executive Directors of BASF Coatings AG, Münster, Germany

2002	Appointed to the Board of Executive Directors and Chairman and Chief Executive Officer of BASF Corporation, New Jersey

Position & Main Areas of Responsibility

        Executive Director – Coatings, NAFTA.

Dr. Stefan Marcinowski

Age: 51	First year appointed: 1997	Year term expires: 2007

Professional Career
1979	Joined BASF Aktiengesellschaft's Main Laboratory to work in biotechnological research

1986	Assistant to the Chairman of the Board of Executive Directors

1988	Senior Vice President, Public Relations department

1992	Vice-Presidente Executivo, BASF S.A., São Paulo, Brazil

1995	President, Plastic Foams & Reaction Resins division

1997	Appointed to the Board of Executive Directors

Position & Main Areas of Responsibility

        Executive Director and Research Executive Director – Inorganics, Petrochemicals, Intermediates, Chemical Research & Engineering, Corporate Engineering, University Relations & Research Planning, BASF Future Business GmbH.

Peter Oakley

Age: 51	First year appointed: 1998	Year term expires: 2008

Professional Career
1977	Joined the Economics Department of BASF Aktiengesellschaft

1980	Financial Controller within the Southeast Asia Regional division

1984	Head of Finance, Administration and Logistics at BASF China Ltd., Hong Kong

1991	Group Vice President of the Crop Protection business in North America, based in Raleigh, North Carolina

1995	President, Crop Protection division

1998	Appointed to the Board of Executive Directors

Position & Main Areas of Responsibility:

        Executive Director – Agricultural Products, Fine Chemicals, Specialty Chemicals Research, BASF Plant Science GmbH.

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

        Except for Hans Dieter Pötsch, all current shareholder representatives on the Supervisory Board were elected at the Annual Shareholders Meeting on May 6, 2003. Hans Dieter Pötsch was appointed by the district court of Ludwigshafen with effect as of March 2, 2004, as successor of Helmut Werner who passed away on February 6, 2004. The members of the Supervisory Board representing the Company's employees were elected on February 25, 2003, except for Ralf Sikorski who was appointed by the district court of Ludwigshafen on August 7, 2003, as a replacement for Gerhard Zibell. Michael Vassiliadis became member of the Supervisory Board on August 1, 2004, after Jürgen Walter had resigned from his membership in the Supervisory Board with effect as of July 31, 2004. Michael Vassiliadis had already been elected by the Company's employees on February 25, 2003, as substitute for Jürgen Walter.

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

        Supervisory Board members are elected to terms of approximately five years. The terms expire at the end of the Annual Meeting after the fourth fiscal year following the year in which the members were elected. The current terms of all Supervisory Board members expire at the end of the Annual Meeting in 2008. Compensation for Supervisory Board members is determined by BASF Aktiengesellschaft's Articles of Association.

        The following table lists the current members of BASF Aktiengesellschaft's Supervisory Board, their respective ages as of December 31, 2004, their principal occupation and the year in which they were first elected or appointed to the Supervisory Board:

Name	Age	Principal Occupation	Year First Elected/Appointed

DR. JÜRGEN F. STRUBE Chairman	65	Chairman of the Supervisory Board of BASF Aktiengesellschaft Retired Chairman of the Board of Executive Directors of BASF Aktiengesellschaft	2003

ROBERT OSWALD(1) Deputy Chairman	49	Chairman of the works council of the Ludwigshafen site of BASF Aktiengesellschaft Chairman of the works council of BASF Group	2000

RALF-GERD BASTIAN(1)	47	Member of the works council of the Ludwigshafen site of BASF Aktiengesellschaft	2003

WOLFGANG DANIEL(1)	47	Deputy Chairman of the works council of the Ludwigshafen site of BASF Aktiengesellschaft	1996

DR. FRANCOIS DIEDERICH	52	Professor at Zürich Technical University	1998

MICHAEL DIEKMANN	50	Chairman of the Board of Executive Directors of Allianz AG	2003

DR. TESSEN VON HEYDEBRECK	59	Member of the Board of Executive Directors of Deutsche Bank AG	1998

ARTHUR L. KELLY	67	Chief Executive Officer of KEL Enterprises L.P., Chicago, Illinois	2000

ROLF KLEFFMANN(1)	55	Chairman of the works council of Wintershall AG's Barnstorf oil plant	1998

MAX DIETRICH KLEY	64	Attorney at law Retired Deputy Chairman of the Board of Executive Directors of BASF Aktiengesellschaft	2003

DR. RENATE KÖCHER	52	Managing Director of the Institut für Demoskopie Allensbach, Gesellschaft zum Studium der öffentlichen Meinung mbH	2003

EVA KRAUT(1)	48	Chairwoman of the works council of BASF IT Services GmbH	2002

ULRICH KÜPPERS(1)	49	Regional Manager of the Mining, Chemical and Energy Industries Union (Industriegewerkschaft, Bergbau, Chemie, Energie) Rhineland Palatinate/Saar region	1994

KONRAD MANTEUFFEL(1)	52	Member of the works council of the Ludwigshafen site of BASF Aktiengesellschaft	1999

DR. KARLHEINZ MESSMER(1)	60	Plant Manager at the Ludwigshafen site of BASF Aktiengesellschaft	1993

Name	Age	Principal Occupation	Year First Elected/Appointed

HANS DIETER PÖTSCH	53	Member of the Board of Executive Directors of Volkswagen AG	2004

DR. HERMANN SCHOLL	69	Chairman of Supervisory Board of Robert Bosch GmbH Managing Partner of Robert Bosch Industrietreuhand AG	1998

RALF SIKORSKI(1)	43	Manager of the Ludwigshafen branch of the Mining, Chemical and Energy Industries Union (Industriegewerkschaft Bergbau, Chemie, Energie)	2003

ROBERT STUDER	66	Retired Chairman of Union Bank of Switzerland	1993

MICHAEL VASSILIADIS(1)	40	Member of the Central Board of Executive Directors of the Mining, Chemical and Energy Industries Union (Industriegewerkschaft Bergbau, Chemie, Energie)	2004

(1)
Employee representative

        The Supervisory Board has established three committees: the committee for the personal affairs of the members of the Board of Directors (Personalausschuss), the Audit Committee (Prüfungsausschuss) and the Mediation Committee.

        The "Personalausschuss" performs the tasks of a nominating and compensation committee. The committee determines the terms and conditions of employment of the members of the Board of Executive Directors including the level and structure of their remuneration. In addition, the committee makes proposals regarding the appointment of members of the Board of Executive Directors. As of December 31, 2004, the members of this committee are Dr. Jürgen F. Strube, Robert Oswald, Dr. Tessen von Heydebreck and Michael Vassiliadis.

        The Audit Committee was established by a resolution of the Supervisory Board in July 2003. The Audit Committee oversees the Company's accounting processes. Based on the independent auditor's report, it reviews the Company's annual financial statements and reports to the Supervisory Board for an informed decision of the Supervisory Board whether or not to approve the annual financial statements. The Audit Committee is responsible for dealing with the independent auditors of the Company. In particular, it awards the audit contract to the independent auditor elected at the Annual Shareholders' Meeting, determines the focal points of the audit, as well as the auditor's compensation, and approves non-audit services rendered by the independent auditor. As of December 31, 2004, the members of the Audit Committee are Max Dietrich Kley, Dr. Karlheinz Messmer, Hans Dieter Pötsch and Michael Vassiliadis. The Supervisory Board has determined that the Audit Committee currently includes two Audit Committee financial experts: Max Dietrich Kley and Hans Dieter Pötsch.

        The Mediation Committee comprises two members of the Supervisory Board elected by the Shareholders' Meeting and two members of the Supervisory Board elected by the employees. As of December 31, 2004, the members of this committee are Dr. Jürgen F. Strube, Robert Oswald, Dr. Tessen von Heydebreck and Michael Vassiliadis. In the event the Supervisory Board cannot reach the two-third majority required to appoint a member of the Board of Executive Directors, the Mediation Committee submits a proposal for the appointment to the Supervisory Board.

Compensation of Directors and Officers

        The aggregate amount of compensation paid by BASF Aktiengesellschaft and its subsidiaries during the year ended December 31, 2004, to all members of the Board of Executive Directors and the Supervisory Board, as a group, was €16.7 million. Of this amount, members of the Board of Executive Directors received €14.0 million and members of the Supervisory Board received €2.7 million. The amount of compensation of the Board of Executive Directors includes accrued performance-related bonuses for 2004 of €9.2 million. Additionally, the pro rata value of stock options granted to the members of the Board of Executive Directors in 2004 amounted to €3.9 million.

        The total compensation paid by BASF Aktiengesellschaft and its subsidiaries during the year ended December 31, 2004, to former members of the Board of Executive Directors and their beneficiaries was €6.0 million. As of December 31, 2004, provision of pensions and similar benefits to former members of the Board of Executive Directors and their beneficiaries totaled €69.9 million. No loans were extended to the members of the Supervisory Board or the Board of Executive Directors.

        Pursuant to its Articles of Association, BASF Aktiengesellschaft grants each Supervisory Board member a fixed annual payment of €25,000 and additional compensation based on dividends paid to BASF Aktiengesellschaft shareholders. This latter amount is €3,500 for each €0.05 by which the dividend paid to the shareholders by BASF Aktiengesellschaft exceeds €0.30. For the year ended December 31, 2004, the additional compensation based on the dividends amount is €98,000. The chairman of the Supervisory Board receives a payment of twice and a deputy chairman receives a payment of 1.5 times these amounts. BASF Aktiengesellschaft further grants the members of the Supervisory Board a fee of €500 for attending a meeting of the Supervisory Board or one of its committees to which they belong and reimburses each Supervisory Board member for applicable out-of-pocket expenses and value added tax. Each member of the Audit Committee further receives a fixed annual payment of €25,000 for such membership. The chairman of the Audit Committee receives twice and a deputy chairman receives 1.5 times this further amount.

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

EMPLOYEES

        As of December 31, 2004, BASF employed a workforce of 81,955 worldwide, which represents a reduction of approximately 6.0% from the end of 2003, largely related to the implementation of restructuring programs and the divestiture of the printing systems business. This transaction led to a reduction of the number of employees worldwide by about 2,000, thereof almost 1,900 in Europe and roughly 750 from the BASF Drucksysteme GmbH Stuttgart, Germany. Following the completion of the sale of our carpet fibers business in 2003 to Honeywell, United States, approximately 1,200 employees transferred to Honeywell in 2004.

        About 56.9% of the workforce is based in Germany. Expenditures for salaries and wages totaled €4,579 million in 2004, down from €4,654 million in 2003. For further information, see Note 10 to the Consolidated Financial Statements included in Item 18.

        The following table details BASF's workforce on a regional basis as of December 31, 2004, 2003 and 2002.

	2004	2003	2002
Europe	57,278	60,541	62,103
Thereof Germany	46,666	48,997	50,320
North America	10,578	12,494	13,331
South America	4,769	4,976	5,097
Asia, Pacific Area, Africa	9,330	9,148	8,858
Total	81,955	87,159	89,389

        As of December 31, 2004, BASF Aktiengesellschaft employed 35,303 people mainly at its headquarters in Ludwigshafen, Germany, compared with 37,054 people as of December 31, 2003.

        A number of BASF's employees who are not considered management are members of labor unions. The main part of these union members belong to the Mining, Chemical and Energy Industries Union (Industriegewerkschaft Bergbau, Chemie, Energie). None of BASF's sites in Germany is operated on a "closed shop" basis, meaning that employees are not required to join a union. In Germany, collective bargaining agreements for employees below management level are generally negotiated between the association of employers within a particular industry and the respective unions.

        In addition, under German law, employees elect a works council (Betriebsrat) that participates in determining company site policy, especially with regard to certain voluntary compensation matters and benefits.

        The most recent collective bargaining agreement for employees in Germany represented by labor unions, which covers most of BASF's employees in Germany, was signed in May 2004 with a term of 13 months.

        BASF considers its labor relations to be positive and anticipates reaching future agreements with its labor unions on terms satisfactory to all parties. There can be no assurances, however, that new agreements will be reached without a work stoppage or strike or on terms satisfactory to BASF. A prolonged work stoppage or strike at any of BASF's major manufacturing sites could have a material adverse effect on the company's results of operations. BASF has not experienced any material strike for more than 10 years.

Agreements at the Ludwigshafen site and restructuring at BASF Corporation

        In November 2004, management and employee representatives signed an agreement that provides clear perspectives for Ludwigshafen, the BASF Group's largest site. Under the terms of the "Stability through Change" agreement, the number of employees of BASF Aktiengesellschaft will be approximately 32,000 by the end of 2007. Although this agreement remains in force until 2010, the target headcount can be adjusted dependent on natural fluctuation. Enforced redundancies will be avoided. The precondition for this agreement is that the site is not impaired by economic factors or negative circumstances that endanger BASF Aktiengesellschaft's competitiveness to such an extent that specific structural measures are necessary. The viability of the agreement will be reviewed and discussed with employee representatives each year. A number of measures – voluntary severance offers to employees whose jobs have become redundant, voluntary retirement incentives such as part-time contracts for those approaching retirement, increased job-market flexibility – will help to reduce the workforce without enforced redundancies while at the same time allowing younger people to be hired. In 2004, provisions of €102 million were made to cover severance payments (2003: €146 million).

        We are applying a two-phase restructuring program to our North American business with the aim of reducing annual costs by at least $250 million by 2006. Phase I of the program focuses on improving the efficiency and effectiveness of our service and functional units. Functions such as Information Technology, Communications, Human Resources, Finance, Legal and Taxes have already been restructured; the optimization of the remaining service units is proceeding according to plan and is scheduled for completion in 2005. In the course of these restructuring measures, the workforce is being reduced by approximately 1,100 positions (Phase I). A further workforce reduction is scheduled in the second phase of restructuring.

BASF Stock Option Program (BOP)

        The BASF Stock Option Program (BOP) is offered to the Board of Executive Directors and currently approximately 1,000 of BASF's Senior Executives. More than 78% of the eligible Senior Executives opted to participate in the program. The program became effective on April 30, 1999, after BASF's shareholders approved a conditional capital increase for the program at the Annual Meeting on April 29, 1999. At the Annual Meeting on April 26, 2001, the shareholders approved a new conditional capital increase to incorporate certain changes to the BOP effective as of 2001.

        The participation in BOP requires a participant's personal investment. The Executive has to introduce a specific number of BASF Shares into the program and to hold these shares (the "BOP Shares") for at least two years following the Option Grant Date. The range (minimum/maximum) for the number of BOP Shares is calculated on the basis of 10% to 30% of the Executive's annual variable compensation (in euros) and the relevant "market price" of BASF Shares, which is the volume weighted average of the prices quoted in the Xetra® electronic trading system of Deutsche Börse AG on the first trading day of the German Stock Exchange in Frankfurt following the Annual Shareholders' Meeting (the "BOP Basic Price"). An Executive participating in the BOP receives four option rights for each BOP Share. In 2004, the BOP Basic Price was €42.73 (2003: €38.94, 2002: €46.70.) The annual variable compensation for a member of the Board of Executive Directors is determined by the Supervisory Board pursuant to the terms of the Board Member's contractual agreement with BASF. Annual variable compensation for any other Senior Executive is determined by such Senior Executive's supervisors pursuant to Group-wide rules established by the Board of Executive Directors, and is based on BASF's performance and individual's target achievements.

        The BOP Shares have to be held for two years following the grant date. Option rights granted in 1999 and 2000 had a three-year vesting period. They expire 15 days after the sixth Annual Meeting of BASF Aktiengesellschaft following the grant date. Option rights granted since 2001 may not be exercised prior to July 1, two years after the granting. Option rights granted in 2001 expire 15 days after the eighth Annual Meeting of BASF Aktiengesellschaft following the grant date. Option rights granted in 2002–2004 expire on June 30, eight years after the granting.

        The option rights are as a matter of principle paid in cash. BASF reserves the right to deliver shares instead of the cash settlement, if this is advisable for legal, economic or other reasons.

        Each of these option rights entitles the holder to two subscription rights. The first subscription right permits participants to a cash settlement, based on the difference between the BASF Share Price on the exercise date and the BOP Basic Price, provided that the market price of BASF Shares on the exercise date is more than 30% higher than the BOP Basic Price. The second subscription right permits participants to a cash settlement, provided that the BASF Share outperforms the benchmark index. For options granted in 1999 and 2000, the benchmark index is the Dow Jones EURO STOXXSM Total Return Index and for options granted since 2001, it is the Dow Jones Global Chemicals Total Return Index. The cash settlement amount is equal to the relevant BOP Basic Price multiplied by twice the percentage by which BASF Shares have outperformed the benchmark index since the date of issue of the relevant right.

        An option right may be exercised if the exercise criteria for one or both of the underlying subscription rights have been satisfied. If an option right is exercised based on the exercisability of only one subscription right, then the other unexercisable subscription right is forfeited. The monetary benefit resulting from the exercise of option rights being granted for one BOP Share may not exceed 10 times the personal investment.

        For details about the number of stock options granted see the table below:

	2004	2003	2002
Stock options outstanding as of January 1	3,833,959	3,252,444	3,092,732
Stock options granted	1,115,964	1,413,816	837,280
Thereof to members of the Board of Executive Directors	120,356	116,612	107,980
Option rights lapsed(1)	64,464	78,480	67,700
Option rights exercised	241,994	753,821	609,868
Stock options outstanding as of December 31	4,643,465	3,833,959	3,252,444

(1)
Option rights lapse if the option holders no longer work for BASF (for reasons other than retirement) or have sold part of their BOP Shares prior to the end of the two-year holding period.

Employee Stock Purchase Program

        In 1999, BASF Aktiengesellschaft and several other German subsidiaries of BASF launched a stock purchase program for those employees who are not entitled to participate in BOP. At present, various European and Mexican subsidiaries participate in the program. The program allows an employee to purchase BASF Shares at market prices by using all or part of the annual variable salary that the employee receives from the employing company. For every block of 10 BASF Shares so purchased, the employee will be granted one additional BASF Share after one, three, five, seven and 10 years without further payment, provided that the BASF Shares purchased under the program are still held by the employee.

        In 2002, most companies improved the employee share purchase program. The first block of 10 shares purchased in any year now attracts one free incentive share in each of the following 10 years. In addition, all employees with permanent contracts were offered five free shares (which must be held for ten years). As a result, 75.9% of the eligible employees currently hold shares in the company.

	2004	2003	2002
Number of BASF Shares held under the program as of January 1	2,091,400	1,624,460	1,130,680
Number of BASF Shares purchased under the program	468,320	584,490	535,500
Maximum amount of free shares granted	323,235	391,065	380,775
Shares expired	154,490	117,550	41,720
Number of BASF Shares held under the program as of December 31	2,405,230	2,091,400	1,624,460

        In mid-2000, BASF Corporation implemented an Employee Stock Purchase Program (ESPP) for employees that are not eligible to participate in the BASF Stock Option Program. The program allows an employee to purchase units in a common fund, which is invested primarily in BASF American Depository Receipts that are traded on the New York Stock Exchange. Units in the ESPP fund are purchased each pay day through voluntary payroll deductions. For every block of 10 BASF Share equivalents so purchased, the employee is granted a proportionate number of Company Discount units, which vest on December 1 of the second calendar year following the purchase year. In addition, BASF grants Company Bonus units on December 1 of the second, fifth and eighth years following the purchase year, provided that the ESPP units purchased under the program are still held by the employee.

Item 7.    Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

        The capital stock of BASF Aktiengesellschaft consists of ordinary shares with no par value (Stückaktien) that are issued only in bearer form ("BASF Shares"). As of December 31, 2004, BASF Aktiengesellschaft had an aggregate of 541,240,410 ordinary shares outstanding. Thereof 800,000 are repurchased shares intended to be cancelled. The outstanding number of shares as disclosed in the financial statements is 540,440,410. Because the holders of BASF Shares are not registered with BASF Aktiengesellschaft or any other organization, BASF Aktiengesellschaft generally cannot determine who its shareholders are or how many shares a particular shareholder owns. Notwithstanding the foregoing, based on its most recent survey, BASF Aktiengesellschaft believes that, as of the beginning of 2004, approximately 14% of the BASF Shares were held by shareholders in the United States.

        Allianz Aktiengesellschaft has notified BASF that on August 12, 2003, the share of the BASF Shares directly or indirectly held by Allianz Aktiengesellschaft has fallen below the limit of 5%.

        To its knowledge, BASF Aktiengesellschaft is not owned or controlled directly or indirectly by any corporation, foreign government or any person, jointly or severally.

RELATED PARTY TRANSACTIONS

        The existing loans between BASF and affiliated and associated companies and participating interests as of December 31, 2004 are shown in Note 13 to the Consolidated Financial Statements included in Item 18. There are no loans outstanding to members of the Supervisory Board or the Board of Executive Directors.

        Certain members of the Supervisory Board and the Board of Executive Directors are members of supervisory or executive boards of financial institutions with which BASF engages in certain transactions in the ordinary course of business. These transactions are executed at prevailing market rates and terms at the time of the transaction.

Item 8.    Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

        See "Item 18. Financial Statements."

EXPORT SALES

        BASF manufactures products mainly in Europe (primarily Germany), North America and Asia. BASF's products are then sold in markets worldwide. Therefore, a large share of BASF's products are manufactured in Germany and exported for sale in Asia and to a lesser extent in South America. The following table sets forth BASF's primary exports:

Region	Regional Sales	Produced In Region	Regional Exports (Imports)
	(Million €)
Europe	20,967	22,482	1,515
Thereof Germany	7,382	15,216	7,834
North America	8,182	8,165	(17)
South America	2,064	1,733	(331)
Asia, Pacific Area, Africa	6,324	5,157	(1,167)
Total	37,537	37,537	–

LEGAL PROCEEDINGS

Antitrust Claims Relating to Vitamins

        In 1999 and in 2000, BASF Aktiengesellschaft as well as BASF Australia Ltd. entered into agreements with the United States Department of Justice, the Canadian Competition Bureau and the Australian Department of Justice by which BASF Aktiengesellschaft and BASF Australia Ltd. agreed to plead guilty to certain violations of antitrust laws relating to the sale of vitamin products in the respective countries. The relevant courts accepted the guilty pleas. On November 21, 2001, the European Commission imposed a fine of €296.2 million against BASF Aktiengesellschaft. BASF has appealed against this decision. Further proceedings are still pending in Brazil and Australia. On December 9, 2004, the European Commission imposed an additional fine of €35 million for violations of certain antitrust laws relating to the sale of vitamin B4 (choline chloride) in the mid-nineties. BASF intends to appeal against this decision.

        All lawsuits in the U.S. in connection with said antitrust law violations filed by direct customers that purchased vitamins in the U.S. have been settled.

        State court class actions on behalf of indirect purchasers have been filed separately in approximately 28 U.S. states. In October 2000, class actions in 24 of these states, as well as related claims by various state government entities, were settled. Certain of indirect purchasers plaintiffs who did not wish to participate in these settlements or were not eligible to do so have filed suits. Nearly all of those suits have been settled. Further claims for damages are pending in France and Australia.

        For these proceedings, the company has established provisions for the costs that it anticipates to be sufficient.

        BASF Aktiengesellschaft has been named as a defendant in Empagran S.A. v. F. Hoffmann-LaRoche, Ltd, et al., a federal class action filed in the United States District Court for the District of Columbia purportedly on behalf of all persons who purchased vitamins from the defendants outside the United States between January 1, 1988 and February 1999. The Empagran complaint alleges that the plaintiffs were overcharged on their vitamins purchases as the result of a worldwide conspiracy among the defendants to fix vitamin prices. By decision dated June 7, 2001, the District Court for the District of Columbia dismissed the Empagran complaint for lack of subject matter jurisdiction. On January 17, 2003, a divided panel of the United States Court of Appeals for the District of Columbia Circuit reversed the District Court's ruling. The Court of Appeals held that the United States antitrust laws permit the assertion of federal subject matter jurisdiction over claims by foreign purchasers based on purchases made and purported damages felt outside the United States. BASF Aktiengesellschaft and the other defendants petitioned for a writ of certiorari to the United States Supreme Court. The Supreme Court granted the petition, and on June 14, 2004, vacated the Court of Appeals' ruling and remanded the case to the Court of Appeals by a 8–0 decision, which now will decide an issue that the Supreme Court did not address: whether the nature of the alleged link between foreign injury and domestic effects is legally sufficient to trigger application of the FTAIA's domestic-injury exception. The Court of Appeals issued a briefing schedule for the appeal on remand, with oral argument scheduled for April 20, 2005.

        If the Court of Appeals affirms the District Court's dismissal of the action, the proceedings would be terminated and the case dismissed. If, on the other hand, the Court of Appeals does not affirm the dismissal of the action, then BASF Aktiengesellschaft will vigorously defend the case at each stage of the proceedings, including but not limited to personal jurisdiction, venue, attempted certification of a world wide class, a number of liability issues and purported damages in various countries. An ultimate finding against BASF Aktiengesellschaft could cause considerable financial charges.

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

Meridia® Class Actions against BASF Corporation and BASF Aktiengesellschaft

        In various class actions in the U.S., KPC and BASF Corporation (and in two cases BASF Aktiengesellschaft) as well as Abbott Laboratories, Inc. and Glaxo Wellcome are being sued for an unknown amount of damages as well as for the reimbursement of costs for preventive medical check-ups. The claims are based on the possible hazardousness, alleged insufficient trials, and failures during the admission procedure of Meridia® (trade name of the obesity drug sibutramine). The legal proceedings are still at a very early stage. Both actions against BASF Aktiengesellschaft have been dropped or dismissed. BASF Corporation processed the drug for KPC by way of toll manufacture. Beyond this, BASF Corporation has no relationship with the product. The mere fact that BASF Corporation held the interest in KPC does not provide a sufficient basis for compensation claims. The overall material risk for BASF can be considered as rather low.

Additional Proceedings

        The Supreme Court of Minnesota in its decision dated February 19, 2004, upheld the verdict of the appellate court against BASF Corporation regarding payment of damages in an amount of $52 million. The court held that the sale of the plant protection products Poast® and Poast Plus® at different sales prices violated consumer protection laws. BASF believes that different sales prices are justified because the products are based on different patents and product registrations. BASF has filed a petition for a writ of certiorari seeking review by the United States Supreme Court. That petition is currently pending before the Court.

        In 2001, class action lawsuits against BASF Aktiengesellschaft and some of its affiliates had been filed at United States courts. It was alleged that sales of automotive refinish coatings had violated antitrust laws. The vast majority of these claims have been settled with favorable terms.

DIVIDEND POLICY

        The Board of Executive Directors and the Supervisory Board of BASF Aktiengesellschaft propose dividends based on BASF Aktiengesellschaft's year-end unconsolidated financial statements. The proposal is then voted on at BASF's Annual Meeting. The Annual Meeting is usually convened during the second quarter of each year.

        Since all BASF Shares are in bearer form, dividends are either remitted to the custodian bank on behalf of the stockholder, generally within two days following the Annual Meeting, or, in the case of stockholders personally possessing certificates, available immediately following the Annual Meeting upon submission of the dividend coupon therefore at the offices of BASF Aktiengesellschaft in Ludwigshafen, Germany, or the offices of BASF Aktiengesellschaft's appointed paying agents. Record holders of BASF's American Depositary Receipts (ADRs) on the dividend record date will be entitled to receive payment of the dividend less withholding tax of 15% in respect of the year for which it is declared. See "Item 10. Additional Information" for further information. Cash dividends payable to ADR holders will be paid to the Bank of New York, as depositary, in euros and, subject to certain exceptions, will be converted by the depositary into U.S. dollars. The amount of dividends received by holders of ADRs may be affected by fluctuations in exchange rates. See "Item 3. Exchange Rate Information" for further information.

        BASF Aktiengesellschaft expects to continue to pay dividends, although there can be no assurance as to the particular amounts that would be paid from year to year. The payment of future dividends will depend on BASF's financial condition. See "Item 5. Operating and Financial Review and Prospects."

SIGNIFICANT CHANGES

        Except as otherwise disclosed in this Annual Report, there has been no material change in the financial position of BASF Aktiengesellschaft since December 31, 2004.

Item 9.    The Offer and Listing

LISTING DETAILS

Principal Market for BASF Shares

        The principal trading market for BASF Shares is the Frankfurt Stock Exchange. BASF Shares are also traded on the other German stock exchanges, namely Berlin, Bremen, Düsseldorf, Hamburg, Hannover, Munich and Stuttgart. In addition, BASF Shares are traded on the London, Paris and Swiss stock exchanges.

        Since June 7, 2000, American Depositary Receipts (ADRs), each representing one BASF Share, have been traded on the New York Stock Exchange (NYSE) under the trade symbol "BF."

        Options on BASF Shares are traded on Eurex, the German-Swiss derivatives market jointly owned and operated by Deutsche Börse AG and the Swiss Stock Exchange.

Share Price History

        The table below shows for the periods indicated the high and low official daily quotation for BASF Shares on the Frankfurt Stock Exchange as reported by Deutsche Börse AG and also the high and low of the DAX. See "Item 3. Exchange Rate Information" for information on exchange rates between the U.S. dollar and the euro during the periods in this table.

	Price Per BASF Share		DAX
	High	Low	High	Low
Quarterly Highs and Lows
2000
First Quarter	€51.80	€42.15	8,064.97	6,474.92
Second Quarter	€49.75	€40.01	7,555.92	6,834.88
Third Quarter	€45.55	€39.55	7,480.14	6,682.92
Fourth Quarter	€48.45	€40.15	7,136.30	6,200.71
2001
First Quarter	€50.45	€42.80	6,795.14	5,388.02
Second Quarter	€49.83	€43.60	6,278.90	5,553.46
Third Quarter	€47.70	€31.00	6,109.50	3,787.23
Fourth Quarter	€44.10	€37.21	5,271.29	4,239.97
2002
First Quarter	€47.56	€40.75	5,462.55	4,745.58
Second Quarter	€49.80	€44.05	5,343.88	4,099.05
Third Quarter	€47.70	€35.90	4,483.03	2,769.03
Fourth Quarter	€40.79	€32.90	3,380.20	2,597.88
2003
First Quarter	€39.25	€28.41	3,157.25	2,202.96
Second Quarter	€40.53	€33.81	3,304.15	2,450.19
Third Quarter	€43.05	€36.52	3,668.67	3,146.55
Fourth Quarter	€44.58	€37.55	3,965.16	3,276.64
2004
First Quarter	€45.63	€40.49	4,151.83	3,276.07
Second Quarter	€44.89	€40.60	4,134.10	3,754.37
Third Quarter	€47.65	€42.54	4,035.02	3,646.99
Fourth Quarter	€53.00	€46.87	4,261.79	3,854.41

	High	Low
Monthly Highs and Lows of the Last Six Months(1)
2004
September	€47.65	€44.74
October	€49.16	€46.87
November	€51.23	€49.45
December	€53.00	€50.97
2005
January	€53.36	€51.34
February	€56.77	€52.95

(1)
Effective January 2, 2001, the Frankfurt Stock Exchange no longer determines official daily quotes for odd-lot trades (Kassakurse). As of this date, the stock price information provided above is based on Xetra, the integrated computerized trading system through which the Frankfurt Stock Exchange conducts trading in equity securities.

Trading on the New York Stock Exchange

        The following table sets forth, for the period indicated, the high and low sales price per BASF ADR, as reported on the New York Stock Exchange Composite Tape.

	High		Low
2004
September	USD	58.95	USD	54.66
October	USD	62.83	USD	57.72
November	USD	68.00	USD	63.15
December	USD	72.02	USD	67.85
2005
January	USD	71.33	USD	67.08
February	USD	75.10	USD	69.00

Item 10.    Additional Information

ARTICLES OF ASSOCIATION

        BASF incorporates herein all information regarding its Articles of Association by reference to its Registration Statement on Form 20-F (File No. 1-15909), as filed with the Securities and Exchange Commission on May 25, 2000.

Acquisition of BASF Shares by BASF Aktiengesellschaft

        Under the German Stock Corporation Act, a stock corporation may acquire its own shares in a limited number of exceptional cases, including if so authorized by a shareholder resolution adopted at a General Shareholders' Meeting. At the Annual Meetings of BASF Aktiengesellschaft held on May 6, 2003 and April 29, 2004, the shareholders authorized the Board of Executive Directors to buy back BASF Shares representing up to 10% of BASF Aktiengesellschaft's outstanding share capital. The Board of Executive Directors may either cancel the repurchased shares, reducing the company's outstanding share capital, reissue the shares subject to a further resolution adopted at an Annual Meeting, use the shares to service option rights granted to participants of the BASF Stock Option Program, or with the approval of the Supervisory Board, use the shares for the acquisition of companies, parts of companies or holdings in companies in return for the transfer of BASF shares. In 2004, BASF Aktiengesellschaft had bought 16,203,000 BASF Shares, or approximately 3.0% of the then outstanding BASF Shares. The Board of Executive Directors has cancelled 15,403,000 of these repurchased BASF Shares, thus reducing the company's outstanding share capital.

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

        In general, for U.S. federal income tax purposes, holders of ADRs evidencing ADSs will be treated as the owners of the BASF Shares represented by those ADSs.

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

Holder or as a deduction in computing taxable income. For U.S. foreign tax credit purposes, dividends received in respect of the ADSs or BASF Shares generally will be treated as passive income (or, in some circumstances, financial services income) derived from sources outside the United States. The rules and limitations relating to foreign tax credits are complex, and Eligible U.S. holders should consult their own tax advisers regarding the availability of foreign tax credits and the application of the foreign tax credit limitations to their particular situations. Beginning in 2003, adjustments to these calculations may be required in the case of dividend income treated as "qualified dividend income."

        To illustrate the foregoing, for each $100 gross amount of dividend paid by BASF in 2004 to an Eligible U.S. Holder, $21.10 of German tax would be withheld, of which $6.10 would be refundable. For U.S. federal income tax purposes, the U.S. Holder would report dividend income of $100 (to the extent paid out of current and accumulated earnings and profits) and foreign taxes paid of $15, for purposes of calculating the Foreign Tax Credit or the deduction for taxes paid.

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

        Individual claims for refund have to be made on a special German claim form that must be filed with the German Federal Tax Authority at Bundesamt für Finanzen, Friedhofstrasse 1, 53225 Bonn, Germany. The German claim-for-refund form may be obtained from the German Federal Tax Authority at the same address where applications are filed, or from the Embassy of the Federal Republic of Germany at 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998. Forms can also be obtained from the Office of the Assistant Commissioner (International), Internal Revenue Service, 950 L'Enfant Plaza South, SW, Washington, D.C. 20024, Attention: Taxpayer Service Division.

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

INFORMATION REPORTING AND BACKUP WITHHOLDING

        Dividends on ADSs or BASF Shares, and payments of the proceeds of a sale of ADSs or BASF Shares, paid within the United States or through certain U.S.-related intermediaries are subject to Internal Revenue Service information reporting, and may be subject to backup withholding at a 28% rate unless the holder (i) is a corporation or other exempt recipient or (ii) provides a correct taxpayer identification number, certifies that no loss of exemption from backup withholding has occurred and otherwise complies with the backup withholding requirements.

DOCUMENTS ON DISPLAY

        BASF is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, BASF files reports and other information with the Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604, and 233 Broadway, New York, N.Y. 10279. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. BASF's Annual Report and some of the other information submitted by BASF to the Commission may be accessed through this web site. In addition, material filed by BASF can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, N.Y. 10005.

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

INTEREST RATE RISK MANAGEMENT

        BASF employs interest-rate sensitive financial instruments to manage the liquidity and cash needs of its operations. Financial liabilities consist of bank loans (24% of financial liabilities), which BASF Group companies worldwide took from numerous local banks in their various local currencies. Additionally, BASF has two fixed-rate euro bonds outstanding (68% of financial liabilities), as well as a number of variable and fixed-rate U.S. dollar-bonds denominated infrastructure and environmental bonds with a preferred tax status in the United States (8% of financial liabilities). The remaining debt consists of a number of other bonds or commercial paper (less than 1% of financial liabilities). BASF has entered into a number of interest rate derivatives in order to limit fluctuations in its future financing costs.

        In addition to the interest rate risk exposure resulting from financial liabilities described above, BASF entered into a number of combined interest/currency derivatives. In most cases, BASF is obliged to pay a fixed rate in a foreign currency and receives a variable rate in euros. Such swaps were concluded to optimize the internal financing of group companies worldwide and to offer the internal parties the desired credit terms and cash flows.

        The following information on debt is presented in euro equivalents, which is BASF's reporting currency.

Principal (Notional) Amount Interest Rate – December 31, 2003

	Expected Maturity Date (Million €)
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value* December 31, 2003
Debt, including current portion U.S. dollar (USD)
Fixed rate	92.8	23.8				13.4	130.0	131.7
Weighted avg. interest rate (fixed)	5.59%	3.33%				6.56%
Variable rate	145.4	125.8				275.8	547.1	547.1
Interest rate (variable)	1.41%	1.92%				1.29%

Subtotal	238.2	149.6				289.2	677.0	678.8

Euro (EUR)
Fixed rate	20.0	1,251.6	0.7	0.7	0.7	1,010.1	2,283.8	2,310.3
Weighted avg. interest rate (fixed).	5.46%	5.75%	4.08%	4.07%	4.06%	3.50%
Variable rate	28.5	40.0	19.0	18.7	14.0	49.0	169.2	169.2
Interest rate (variable)	2.34%	2.94%	2.87%	2.87%	3.00%	3.00%

Subtotal	48.5	1,291.6	19.7	19.4	14.7	1,059.1	2,453.0	2,479.5

Chinese renminbi (CNY)
Fixed rate	20.3						20.3	20.3
Weighted avg. interest rate (fixed).	3.67%
Variable rate		118.3					118.3	118.3
Interest rate (variable)		5.18%

Subtotal	20.3	118.3					138.6	138.6

Other currencies
Fixed rate	74.5	21.4	2.8	2.6	6.5		107.8	107.8
Weighted avg. interest rate (fixed).	9.25%	5.73%	8.67%	8.51%	4.32%
Variable rate	130.3						130.3	130.3
Interest rate (variable)	4.36%

Subtotal	204.8	21.4	2.8	2.6	6.5		238.1	238.1

Total							3,506.7	3,535.0

*
For the first time in 2004, the fair values were calculated without considering accrued interest. The prior year's figures were restated.

Principal (Notional) Amount Interest Rate – December 31, 2004

	Expected Maturity Date (Million €)
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value* December 31, 2004
Debt, including current portion U.S. dollar (USD)
Fixed rate	24.4	2.9		11.0	13.5	25.3	77.1	78.5
Weighted avg. interest rate (fixed)	2.78%	3.86%		3.52%	3.95%	4.49%
Variable rate	20.5					442.8	463.3	463.3
Interest rate (variable)	3.08%					2.18%

Subtotal	44.9	2.9		11.0	13.5	468.1	540.4	541.8

Euro (EUR)
Fixed rate	1,257.3	0.3	0.4	0.3	0.4	1,004.0	2,262.7	2,292.2
Weighted avg. interest rate (fixed).	5.74%	3.02%	3.02%	3.02%	3.02%	3.49%
Variable rate	12.5	15.3	14.2	14.2	14.2	35.4	105.8	105.8
Interest rate (variable)	2.91%	2.92%	2.99%	2.99%	2.99%	2.99%

Subtotal	1,269.8	15.6	14.6	14.5	14.6	1,039.4	2,368.5	2,398.0

Chinese renminbi (CNY)
Fixed rate	26.8					89.4	116.2	116.2
Weighted avg. interest rate (fixed).	5.06%					5.18%
Variable rate						160.1	160.1	160.1
Interest rate (variable)						5.18%

Subtotal	26.8					249.5	276.3	276.3

Other currencies
Fixed rate	63.2	1.6	.	5.8			70.6	70.6
Weighted avg. interest rate (fixed)	4.57%	12.76%	7.50%	4.35%
Variable rate	47.5						47.5	47.5
Interest rate (variable)	6.02%

Subtotal	110.7	1.6	.	5.8			118.1	118.1

Total							3,303.3	3,334.2

*
For the first time in 2004, the fair values were calculated without considering accrued interest. The prior year's figures were restated.

        The following information on derivatives is presented in euro equivalents, which is BASF's reporting currency. The instruments' actual cash flows are denominated in the currencies noted parenthetically.

Interest Rate Swaps – December 31, 2003

	Expected Maturity Date (Notional Amounts, Million €)
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Euro (EUR)
Payer swap						83	83	(8.09)
Weighted average pay rate (fixed)						5.9%
Weighted average receive rate (variable)						2.2%
U.S. dollar (USD)
Payer swap		22					22	(0.11)
Weighted average pay rate (fixed)		2.2%
Weighted average receive rate (variable)		1.2%

Interest Rate Swaps – December 31, 2004

	Expected Maturity Date (Notional Amounts, Million €)
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Euro (EUR)
Payer swap						824	824	(42.82)
Weighted average pay rate (fixed).						4.6%
Weighted average receive rate (variable)						3.4%
U.S. dollar (USD)
Payer swap	3				82		85	(1.00)
Weighted average pay rate (fixed).	2.2%				4.3%
Weighted average receive rate (variable)	2.4%				4.0%

        The total volume of interest-rate swaps increased from €105 million in 2003 to €909 million in 2004, due to additional transactions in Asia and Europe. The total fair value of the interest-rate swaps decreased from €(8.20) million to €(43.82) million.

Combined Interest Rate and Cross Currency Swaps – December 31, 2003

	Expected Maturity Date (Notional Amounts, Million €)
	2004		2005		2006	2007		2008	Thereafter	Total		Fair Value
U.S. dollar (USD)/euro (EUR)
Amount payable on maturity (USD)			119		40	71		21		251
Amount receivable on maturity (EUR)			150		47	99		24		320		72.26
Weighted average pay rate (variable, USD)			1.9%		2.1%	4.0%		4.4%
Weighted average receive rate (variable, EUR)			3.1%		3.3%	4.2%		4.4%
Amount payable on maturity (USD)	317		256		285	317			158	1,333
Amount receivable on maturity (EUR)	407		307	(2)	345	419			210	1,688		230.65
Weighted average pay rate (fixed, USD)	6.7%		7.3%		7.0%	7.6%			7.8%
Weighted average receive rate (variable, EUR)	2.4%		2.3%		2.9%	2.3%			2.4%
Japanese yen (JPY)/euro (EUR)
Amount payable on maturity (JPY)	0	(1)								0	(1)
Amount receivable on maturity (EUR)	0	(1)								0	(1)	0.01
Weighted average pay rate (fixed, JPY)	0.7%
Weighted average receive rate (variable, EUR)	2.1%
Amount payable on maturity (JPY)						24		21		45
Amount receivable on maturity (EUR)						25		20		45		1.91
Weighted average pay rate (fixed, JPY)						1.0%		0.5%
Weighted average receive rate (fixed, EUR)						3.4%		3.5%
U.S. dollar (USD)/Korean won (KRW)
Amount payable on maturity (KRW)	122		234		47	82				485		(8.08)
Amount receivable on maturity (USD)	91		190		40	79				400
Weighted average pay rate (fixed, KRW)	5.7%		5.3%		4.6%	5.5%
Weighted average receive rate (variable, USD)	1.4%		2.8%		3.4%	5.1%
Amount payable on maturity (KRW)						58				58		(4.55)
Amount receivable on maturity (USD)						40				40
Weighted average pay rate (fixed, KRW)						6.9%	(3)
Weighted average receive rate (fixed, USD)						5.4%	(3)

(1)
The notional amount of this contract is less than €0.5 million.

(2)
The total amount of USD/EUR-fixed/variable includes a swap of $24 million with an ascending interest rate from 2% to 19.5% per annum.

(3)
Interest on this swap is paid in a net amount equal to 1.54% of the USD amount.

Combined Interest Rate and Cross Currency Swaps – December 31, 2004

	Expected Maturity Date (Notional Amounts, Million €)
	2005		2006	2007	2008	2009	Thereafter	Total	Fair Value
U.S. dollar (USD)/euro (EUR)
Amount payable on maturity (USD)	110		44	66	19
Amount receivable on maturity (EUR)	150		55	99	24			328	91.53
Weighted average pay rate (variable, USD)	3.0%		2.7%	4.5%	4.7%
Weighted average receive rate (variable, EUR)	2.9%		2.9%	3.6%	3.8%
Amount payable on maturity (USD)	234		264	294			147
Amount receivable on maturity (EUR)	302	(1)	345	419			210	1,276	279.40
Weighted average pay rate (fixed, USD)	7.2%		7.0%	7.6%			7.8%
Weighted average receive rate (variable, EUR)	2.2%		2.7%	2.3%			2.5%
Singapore dollar (SGD)/euro (EUR)
Amount payable on maturity (SGD)						14
Amount receivable on maturity (EUR)						15		15	0.90
Weighted average pay rate (fixed, SGD)						2.9%
Weighted average receive rate (fixed, EUR)						3.8%
Japanese yen (JPY)/euro (EUR)
Amount payable on maturity (JPY)				23	20
Amount receivable on maturity (EUR)				19	15			34	2.84
Weighted average pay rate (fixed, JPY)				1.0%	0.5%
Weighted average receive rate (fixed, EUR)				3.4%	3.5%
U.S. dollar (USD)/Korean won (KRW)
Amount payable on maturity (KRW)	234		81	140				455	(65.80)
Amount receivable on maturity (USD)	176		66	110
Weighted average pay rate (fixed, KRW)	5.3%		4.7%	5.1%
Weighted average receive rate (variable, USD)	3.0%		2.9%	3.4%

(1)
The total amount of USD/EUR-fixed/variable includes a swap of $18 million with an ascending interest rate from 2% to 19.5% per annum.

        The total volume of the combined interest-rate and cross-currency swaps decreased from €2,596 million in 2003 to €2,108 million as of December 31, 2004, due to expiring transactions. The total fair value of the swaps changed from €292 million in 2003 to €309 million as of December 31, 2004, mainly due to the decline in the exchange rate of the USD dollar and the expiration of transactions with negative market values.

Other Derivatives – December 31, 2003

	Expected Maturity Date (Notional Amounts, Million €)
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Equity index swaps(1)				500			500	(2.28)
Weighted average pay rate (variable)				3.3%
Weighted average receive rate (variable)				n.a.

(1)
Represents index swaps to create synthetic share investments with a guarantee of the capital invested.

Other Derivatives – December 31, 2004

	Expected Maturity Date (Notional Amounts, Million €)
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Equity forward sales	26						26	(2.78)
Weighted average share priceel (EUR/share)	50.13

        The total volume of other derivatives decreased from €500 million in 2003 to €26 million as of December 31, 2004, mainly due to the offsetting of equity index swaps prior to maturity.

FOREIGN EXCHANGE RISK MANAGEMENT

        The principal derivative financial instruments used by BASF to hedge foreign currency exposures resulting from product sales, purchases of raw materials and commercial paper denominated in foreign currency are forward foreign exchange contracts and currency options. In 2004, transactions in these hedging instruments were primarily aimed at hedging the exchange rate risk arising from the U.S. dollar, the Canadian dollar, the South African rand, the British pound, the Mexican peso, the Japanese yen, the Korean won and the Brazilian real.

        Intercompany loans within the BASF Group must frequently be denominated in a currency which is foreign to the intercompany borrower or the intercompany lender or both. The foreign currency risks inherent in such loans are hedged by forward foreign exchange contracts or foreign currency borrowings from third parties in such cases where the loan has a short-term or a variable maturity. Longer-term intercompany loans with fixed maturity schedules are hedged primarily with forward foreign exchange contracts and cross-currency swaps.

        The tables below provide information about significant derivative financial instruments which are sensitive to changes in foreign currency exchange rates.

Foreign Currency Forward Contracts – December 31, 2003(1)

	Contract Amount (Million €)	Weighted Average Forward Exchange Rate	Fair Value (Million €)
Euro (EUR)
Purchase Australian dollar (AUD)	11.2	1.62	(0.39)
Purchase Canadian dollar (CAD)	85.2	1.64	1.01
Purchase Hong Kong dollar (HKD)	23.8	9.67	(0.30)
Purchase Hungarian forint (HUF)	0.5	265.25	0.00	(2)
Purchase Norwegian krone (NOK)	6.2	8.17	(0.18)
Purchase Polish zlotys (PLN)	8.8	4.70	(0.01)
Purchase South African rand (ZAR)	0.2	8.30	(0.00	)(2)
Purchase Swiss francs (CHF)	31.3	1.55	(0.10)
Purchase U.S. dollar (USD)	329.0	1.06	(49.34)
Sale Australian dollar (AUD)	46.5	1.70	(0.34)
Sale British pound (GBP)	295.1	0.70	1.83
Sale Czech koruna (CZK)	17.5	32.22	0.10
Sale Danish krone (DKK)	20.4	7.43	0.04
Sale Hong Kong dollar (HKD)	12.2	9.65	0.18
Sale Hungarian forint (HUF)	19.9	271.16	(0.50)
Sale Japanese yen (JPY)	143.5	131.28	3.24
Sale Kroatien kuna (HRK)	0.3	7.69	(0.00	)(2)
Sale Malaysian ringgit (MYR)	1.2	4.63	0.03
Sale New Zealand dollar (NZD)	4.1	1.93	0.00	(2)
Sale Pakistan rupee (PKR)	0.2	67.78	0.01
Sale Polish zlotys (PLN)	29.5	4.66	0.33
Sale Singapore dollar (SGD)	55.9	2.01	2.98
Sale Slovak koruna (SKK)	4.9	41.39	(0.01)
Sale South African rand (ZAR)	15.8	8.27	0.18
Sale Swedish krona (SEK)	2.0	9.23	(0.03)
Sale Thai baht (THB)	4.1	48.75	0.10
Sale U.S. dollar (USD)	3,479.3	1.09	420.81
U.S. dollar (USD)
Purchase Malaysian ringgit (MYR)	6.1	3.80	0.00	(2)
Purchase Singapore dollar (SGD)	42.0	1.77	1.45
Purchase South African rand (ZAR)	1.0	7.16	0.06
Sale Brazilian real (BRL)	276.8	3.13	(13.87)
Sale Indian rupee (INR)	14.0	49.39	(0.02)
Sale Japanese yen (JPY)	0.1	113.28	(0.00	)(2)
Sale Malaysian ringgit (MYR)	2.3	3.80	(0.00	)(2)
Sale Mexican peso (MXP)	52.0	11.45	(0.22)
Sale Pakistan rupee (PKR)	1.0	57.42	(0.00	)(2)
Sale Philippine peso (PhP)	1.8	56.28	(0.00	)(2)
Sale South African rand (ZAR)	1.8	6.93	(0.05)
Sale Taiwan dollar (TWD)	13.9	34.00	0.03
Sale Thai baht (THB)	4.5	40.02	(0.03)
Malaysian ringgit (MYR)
Purchase Australian dollar (AUD)	0.0	2.81	0.00	(2)
Purchase Singapore dollar (SGD)	0.1	2.23	0.00	(2)
Sale Australian dollar (AUD)	2.1	2.66	(0.11)
Sale Japanese yen (JPY)	0.6	0.04	(0.00	)(2)

(1)
All maturing in 2004 except for €1,192.0 million in 2005, €721.0 million in 2006, €154.1 million in 2007, €2.3 million in 2008 and €3.5 million thereafter.

(2)
The fair value of this contract is less than €0.01 million.

Foreign Currency Forward Contracts – December 31, 2004(1)

	Contract Amount (Million €)	Weighted Average Forward Exchange Rate	Fair Value (Million €)
Euro (EUR)
Purchase Australian dollar (AUD)	3.0	1.75	0.00	(2)
Purchase Thai baht (THB)	1.3	52.45	(0.01)
Purchase Hong Kong dollar (HKD)	5.1	10.61	0.01
Purchase Norwegian krone (NOK)	0.5	8.27	0.00	(2)
Purchase Polish zlotys (PLN)	1.2	4.07	(0.00	)(2)
Purchase South African rand (ZAR)	2.2	7.72	(0.00	)(2)
Purchase Swiss francs (CHF)	7.2	1.53	(0.05)
Purchase U.S. dollar (USD)	329.6	1.22	(32.41)
Purchase British pound (GBP)	118.6	0.70	(1.46)
Sale Australian dollar (AUD)	2.3	1.74	0.02
Sale British pound (GBP)	229.9	0.69	7.52
Sale Czech koruna (CZK)	14.4	30.57	(0.04)
Sale Danish krone (DKK)	7.4	7.44	0.00	(2)
Sale Hungarian forint (HUF)	21.9	248.32	(0.07)
Sale Japanese yen (JPY)	122.9	136.64	2.19
Sale Kroatien kuna (HRK)	0.3	7.64	0.00	(2)
Sale New Zealand dollar (NZD)	2.7	1.86	0.04
Sale Pakistan rupee (PKR)	0.1	77.94	0.00	(2)
Sale Polish zlotys (PLN)	17.0	4.34	(0.96)
Sale Slovak koruna (SKK)	3.3	39.02	(0.02)
Sale South African rand (ZAR)	21.4	7.78	(0.18)
Sale Swedish krona (SEK)	4.7	9.15	(0.07)
Sale Thai baht (THB)	1.3	52.35	0.02
Sale U.S. dollar (USD)	3,909.8	1.16	571.32
Sale Canadian dollar (CAD)	3.0	1.64	0.01
U.S. dollar (USD)
Purchase Singapore dollar (SGD)	5.9	1.64	0.04
Purchase South African rand (ZAR)	0.5	5.94	0.02
Purchase Canadian dollar (CAD)	28.4	1.23	0.64
Purchase Colombian peso (COP)	7.4	2,494.69	0.06
Purchase Korean won (KRW)	38.9	1,073.89	1.11
Purchase Mexican peso (MXN)	0.6	11.19	0.00	(2)
Sale Brazilian real (BRL)	202.1	2.90	(4.33)
Sale Indian rupee (INR)	15.0	47.00	(0.02)
Sale Japanese yen (JPY)	13.1	103.83	(0.17)
Sale Malaysian ringgit (MYR)	5.2	3.80	(0.00	)(2)
Sale Mexican peso (MXN)	40.9	11.68	(1.10)
Sale Pakistan rupee (PKR)	0.7	60.51	(0.00	)(2)
Sale Philippine peso (PhP)	1.4	56.99	(0.02)
Sale South African rand (ZAR)	1.0	6.24	(0.08)
Sale Taiwan dollar (TWD)	10.7	32.36	(0.13)
Sale Thai baht (THB)	15.4	39.80	(0.23)
Sale Australian dollar (AUD)	11.0	0.75	(0.35)
Sale Canadian dollar (CAD)	27.9	1.21	(0.03)
Sale Korean won (KRW)	1.8	1,058.00	(0.05)
Malaysian ringgit (MYR)
Purchase Singapore dollar (SGD)	0.0	2.33	0.00	(2)
Sale U.S. dollar (USD)	0.4	3.80	(0.00	)(2)
Sale Australian dollar (AUD)	4.5	2.87	(0.00	)(2)
Sale Japanese yen (JPY)	1.4	0.04	(0.12)
Sale Singapore dollar (SGD)	0.0	2.32	0.00	(2)

(1)
All maturing in 2005 except for €893.7 million in 2006 and €165.3 million in 2007.

(2)
The fair value of this contract is less than €0.01 million.

        The total volume of forward currency contracts increased from €5,069 million in 2003 to €5,265 million as of December 31, 2004, mainly due to new hedges of accounts denominated in foreign currencies. The total fair value of the outstanding forward currency contracts improved from €367 million as of December 31, 2003, to €541 million as of December 31, 2004, mainly due to the decline in the exchange rate for the U.S. dollar.

Foreign Currency Options – December 31, 2003

	Expected Maturity Date (Notional Amounts, Million €)
	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
U.S. dollar (USD) Put (long)	205						205	3.09
Weighted Average Strike Price (USD/EUR)	1.26
U.S. dollar (USD) Call (short)	205						205	(1.28)
Weighted Average Strike Price (USD/EUR)	1.23

Foreign Currency Options – December 31, 2004

	Expected Maturity Date (Notional Amounts, Million €)
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
U.S. dollar (USD) Standard Put (long)	925		1				926	72.80
Weighted Average Strike Price (USD/EUR)	1.27		1.40
U.S. dollar (USD) Compound Put (long)	216						216	5.71
Weighted Average Strike Price (USD/EUR)	1.34
U.S. dollar (USD) Call (long)	110						110	0.35
Weighted Average Strike Price (USD/EUR)	1.21
U.S. dollar (USD) Put (short)	861		1				862	(11.97)
Weighted Average Strike Price (USD/EUR)	1.20		1.32
Japanese yen (JPY) Put (long)	4						4	0.02
Weighted Average Strike Price (JPY/EUR)	139.70
Japanese yen (JPY) Call (short)	4						4	0.00	(1)
Weighted Average Strike Price (JPY/EUR)	131.90

(1)
The fair value of this contract is less than €0.01 million.

        The total volume of foreign currency options increased from €410 on December 31, 2003, to €2,122 million on December 31, 2004, due to new hedges of product sales in U.S. dollar. The total fair value of foreign currency options was €67 million.

Cross Currency Swaps – December 31, 2003

	Expected Maturity Date (Notional Amounts, Million €)
	2004		2005	2006	2007	2008	Thereafter	Total	Fair Value
Payment of U.S. dollar (USD)
Notional amount	407		457	392	518	24	210	2,008	302.91
Average contract rate U.S. dollar (USD) per euro (EUR)	0.98		1.04	1.05	0.95	1.07	0.95
Payment of Japanese yen (JPY)
Notional amount	0	(1)			25	20		45	1.92
Average contract rate Japanese yen per euro (EUR)	129.53				129.00	144.18
Payment of Korean won (KRW)
Notional amount	122		234	47	140			543	(12.63)
Average contract rate Korean won per U.S. dollar (USD)	1,267.43		1,192.19	1,207.00	1,229.50

(1)
The notional amount of this contract is less than €0.5 million.

Cross Currency Swaps – December 31, 2004

	Expected Maturity Date (Notional Amounts, Million €)
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Payment of U.S. dollar (USD)
Notional amount	452	400	518	24		210	1,604	370.93
Average contract rate U.S. dollar (USD) per euro (EUR)	1.04	1.05	0.95	1.07		0.95
Payment of Japanese yen (JPY)
Notional amount			19	15			34	2.84
Average contract rate Japanese yen per euro (EUR)			172.00	188.54
Payment of (SGD)
Notional amount					15		15	0.90
Average contract rate Singapore dollar per euro (EUR)					2.14
Payment of Korean won (KRW)
Notional amount	234	81	140				455	(65.80)
Average contract rate Korean won per U.S. dollar (USD)	1,192.19	1,186.56	1,229.50

        The total volume of the combined interest-rate and cross-currency swaps decreased from €2,596 million in 2003 to €2,108 million as of December 31, 2004 due to expiring transactions. The total fair value of the swaps changed from €292 million in 2003 to €309 million as of December 31, 2004, mainly due to the decline in the exchange rate of the U.S. dollar and the expiration of transactions with negative market values.

MARKETABLE SECURITIES

        As of December 31, 2004, BASF owned debt and equity securities which are exposed to price changes. These financial instruments are used as profitable investments of BASF's cash surplus and are not held for trading purposes. All securities are quoted on stock exchanges, and the funds have readily determinable market prices. The securities are reflected in the U.S. GAAP reconciliation at their fair value of €204.6 million, which includes unrealized gains of €41.8 million. See Note 16 to the Consolidated Financial Statements in Item 18 for further information. BASF carefully monitors developments in the financial markets.

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

        The following measures are taken to reduce and manage risks in the purchase of raw materials:

  /*/
  BASF reduces supply problems by entering into long-term contracts with at least two suppliers for each significant raw material. The quantities contracted are divided amongst the suppliers based on their ability to ensure supply security. BASF enters into long-term contracts only after a strict evaluation of the supplier's financial condition and technical capabilities as well as its environmental safety record, so that supply problems and quality problems are reduced to a minimum.

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

  /*/
  Additionally, some commodity hedging derivatives are entered into to manage the volatility associated with inventory and related forecasted purchases. The company had futures contracts, options and swaps to buy, sell or exchange commodities. These hedging instruments are used for the purchases of oil, oil products and natural gas to counteract the high volatility in oil prices.

        The following table provides information related to all material contracts as of December 31, 2003:

Type of Contract	Contract Volumes (Notional Amounts)	Maturity	Nominal Value	Fair Value
			(Million €)
Oil and Oil products
Call Options (Buy)	105,000 mt	2004	23.0	5.13
Call Options (Sell)	15,000 mt	2004	3.4	(0.31)
Put Options (Sell)	210,000 mt	2004	40.1	(0.05)
Swaps	1,201,500 bbls	2004	29.7	1.29
Natural Gas
Call Options (Buy)	4,004,000 MMBtu	2004	21.8	0.64
Swaps	3,913,000 MMBtu	2004	15.0	3.53

mt:
metric ton

bbls:
barrels

MMBtu:
Million British thermal unit

        The following table provides information related to all material contracts as of December 31, 2004:

Type of Contract	Contract Volumes (Notional Amounts)	Maturity	Nominal Value	Fair Value
			(Million €)
Oil and Oil products
Call Options (Buy)	150,000 mt	2005	50.7	1.19
Put Options (Sell)	300,000 mt	2005	88.9	(11.49)
Call Options (Buy)	555,000 bbls	2005	20.6	1.77
Put Options (Sell)	1,110,000 bbls	2005	36.0	(4.63)
Swaps	6,679,500 bbls	2005	76.6	(2.80)
Swaps	54,272 mt	2006	11.8	0.77
Swaps	8,236 mt	2005	1.6	0.33
Natural Gas
Swaps	8,260,000 MMBtu	2005	43.2	(4.20)

mt:
metric ton

bbls:
barrels

MMBtu:
Million British thermal unit

Item 12.    Description of Securities Other Than Equity Securities

        Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15.    Controls and Procedures

        Within 90 days prior to the date of this report, BASF performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. The evaluation was performed under the supervision of BASF's Chairman of the Board of Executive Directors, Dr. Jürgen Hambrecht, and BASF's Chief Financial Officer, Dr. Kurt Bock. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute assurance of achieving the desired control objectives. Managerial judgement was necessary to evaluate the cost-benefit relationship of possible controls and procedures. Based on the foregoing, the Chairman of the Board of Executive Directors and the Chief Financial Officer concluded that BASF's disclosure controls and procedures as of December 31, 2004 were effective. In 2004, there have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. Therefore, no corrective actions were taken.

Item 16A.    Audit Committee Financial Expert

        Our Supervisory Board has determined that the Company's Audit Committee currently includes two Audit Committee financial experts: Max Dietrich Kley and Hans Dieter Pötsch.

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

Item 16C.    Principal Accountant Fees and Services

        In January 2003, the U.S. Securities and Exchange Commission adopted rules requiring disclosure of fees billed by a public company's accountants in each of the company's two most recent fiscal years.

        Fees billed to the Company for professional services by its principal accountant, Deloitte & Touche, during the fiscal years 2003 and 2004 were as follows:

Type of Fees
	For Fiscal Year Ended December 31,
	2004	2003
	(Million €)
Audit Fees	11.7	11.7
Audit-related Fees	1.8	0.8
Tax Fees	1.6	2.2
Other Fees	0.5	1.2
Total	15.6	15.9

        In the above table, "audit fees" are the aggregate fees billed by Deloitte & Touche for professional services in connection with the audit of the Company's consolidated annual financial statements as well as audits of statutory financial statements of BASF AG and its affiliates. Also included in "audit fees" are amounts billed for attestation services in relation to regulatory filings and other compliance requirements. "Audit-related fees" are fees billed by Deloitte & Touche for due diligence engagements related to acquisitions or divestitures as well as audit-related attestation regarding compliance with certain agreements and regulatory requirements. "Tax fees" include primarily fees for tax advice on actual or contemplated transactions, expatriate employee tax services and transfer pricing studies. "Other fees" concern amounts billed in connection with insurance damage claims as well as numerous other services.

        In accordance with German law, BASF's independent auditors are appointed by the Annual Shareholders' Meeting based on a recommendation of our Supervisory Board. The Audit Committee of the Supervisory Board prepares the board's recommendation on the selection of the independent auditors. Subsequent to the auditors' appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the auditors' independence. On April 29, 2004, the Annual Shareholders' Meeting appointed Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, to serve as the Company's independent auditors for the 2004 fiscal year.

        In order to assure the integrity of independent audits, BASF's Audit Committee adopted pre-approval policies and procedures pursuant to which the Audit Committee annually pre-approves certain types of services to be performed by BASF's independent auditors. Under the policies, the Company's independent auditors are not allowed to perform any non-audit services which may impair the auditors' independence under the rules of the U.S. Securities and Exchange Commission. Furthermore, the Supervisory Board has limited the aggregate amount of non-audit fees payable to Deloitte & Touche during 2005 to a maximum of €1.5 million for services rendered for BASF Aktiengesellschaft and €5.0 million for services for all other companies of the BASF Group.

        Services not included in one of the types of pre-approved services covered by the pre-approval policies and procedures require specific authorization of the Audit Committee. An approval may not be granted if the service falls into a category of services not permitted by applicable law or if it is inconsistent with maintaining auditor independence.

Item 16D.    Exemptions from the Listing Standards for Audit Committee

        Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        BASF Aktiengesellschaft has a stock repurchase program currently in existence. The purchases made in 2004 in accordance with this program are listed in the table below.

Issuer Purchases of Equity Securities

	(a) Total Number of Shares Purchased	(b) Average Price Paid Per Share in €	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
From January 1 to January 31,				500,000,000	(1)
From February 1 to February 29,	640,000	42.02	640,000	473,099,700
From March 1 to March 31,	2,630,000	41.47	2,630,000	363,987,550
From April 1 to April 30,	410,000	41.34	410,000	347,032,350
From May 1 to May 31,	1,880,000	40.95	1,880,000	270,011,150
From June 1 to June 30,	1,610,000	43.40	1,610,000	200,120,700
From July 1 to July 31,	2,135,000	43.69	2,135,000	106,816,870
From August 1 to August 31,	378,000	43.74	378,000	90,278,580
From September 1 to September 30,	1,810,000	45.80	1,810,000	7,345,630
From October 1 to October 31,	2,020,000	47.64	2,020,000	411,076,130	(2)
From November 1 to November 30,	1,120,000	50.23	1,120,000	354,801,330
From December 1 to December 31,	1,570,000	51.44	1,570,000	274,018,980
Total	16,203,000	44.79	16,203,000

(1)
Shares were repurchased in accordance with BASF's share repurchase program with a maximum repurchase value of €500 million announced by the Board of Executive Directors on February 16, 2004. There is no expiration date.

(2)
On October 4, 2004, the decision was announced by the Board of Executive Directors to increase the value of the program by another €500 million.

PART III

Item 17.    Financial Statements

        Not applicable.

Item 18.    Financial Statements

        The following Consolidated Financial Statements, together with the report of Deloitte & Touche GmbH thereon, are filed as part of this Annual Report.

REPORT OF INDEPENDENT ACCOUNTANTS

        We have audited the accompanying consolidated balance sheets of BASF Aktiengesellschaft and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in Germany and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such Consolidated Financial Statements present fairly, in all material respects, the financial position of BASF Aktiengesellschaft and its subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in Germany.

        As discussed in Note 2 to the Consolidated Financial Statements, the Company changed its method of accounting for inventories and pensions in 2004.

        Application of accounting principles generally accepted in the United States of America would have affected stockholders' equity as of December 31, 2004 and 2003 and net income for each of the three years in the period ended December 31, 2004 to the extent summarized by the Company in Note 3 to the Consolidated Financial Statements.

Frankfurt am Main,

February 23, 2005

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Dr. Künnemann Wirtschaftsprüfer	Dr. Beine Wirtschaftsprüfer

BASF GROUP
CONSOLIDATED STATEMENTS OF INCOME
(Million € and Million $, Except Per Share Amounts)

		Year Ended December 31,
	Note	2004	2004	2003	2002
Sales		$51,542.1	€38,072.2	€33,865.3	€32,519.0
Natural gas taxes		(725.1)	(535.6)	(504.1)	(303.5)

Sales, net of natural gas taxes	4	50,817.0	37,536.6	33,361.2	32,215.5

Cost of sales		(34,708.3)	(25,637.7)	(23,333.0)	(21,815.5)

Gross profit on sales		16,108.7	11,898.9	10,028.2	10,400.0

Selling expenses		(6,122.7)	(4,522.6)	(4,519.1)	(4,763.9)
General administrative expenses		(968.8)	(715.6)	(706.0)	(700.4)
Research and development expenses		(1,587.7)	(1,172.8)	(1,104.7)	(1,135.3)
Other operating income	5	1,277.7	943.8	560.5	716.0
Other operating expenses	6	(2,133.7)	(1,576.1)	(1,600.7)	(1,875.7)

Income from operations		6,573.5	4,855.6	2,658.2	2,640.7

Expense/income from financial assets		84.9	62.7	(6.5)	123.8
Write-downs of, and losses from, retirement of financial assets as well as securities held as current assets		(908.8)	(671.3)	(260.4)	(31.2)
Interest result		(308.5)	(227.9)	(223.3)	(92.4)

Financial result	7	(1,132.4)	(836.5)	(490.2)	0.2

Income before taxes and minority interests		5,441.1	4,019.1	2,168.0	2,640.9

Income taxes	8	(2,715.0)	(2,005.5)	(1,191.5)	(1,042.2)

Income before minority interests		2,726.1	2,013.6	976.5	1,598.7

Minority interests	9	176.8	130.6	66.3	94.3

Net income		2,549.3	1,883.0	910.2	1,504.4

Earnings per share		4.64	3.43	1.62	2.60

Solely for the convenience of the reader, the 2004 financial information has been translated into U.S. dollars using the December 31, 2004 noon buying rate of the Federal Reserve Bank of New York of $1.3538 = €1.00.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BASF GROUP
CONSOLIDATED BALANCE SHEETS
(Million € and Million $)

		At December 31,
	Note	2004	2004	2003
Assets
Intangible assets	11	$4,519.1	€3,338.1	€3,793.2
Property, plant and equipment	12	16,847.0	12,444.2	13,069.9
Financial assets	13	2,588.3	1,911.9	2,599.6

Fixed assets		23,954.4	17,694.2	19,462.7

Inventories	14	6,263.2	4,626.4	4,151.1
Accounts receivable, trade		7,460.8	5,511.0	4,954.0
Receivables from affiliated companies		601.0	443.9	575.5
Miscellaneous receivables and other assets		2,719.0	2,008.4	2,069.5

Receivables and other assets	15	10,780.8	7,963.3	7,599.0

Marketable securities	16	220.4	162.8	146.9
Cash and cash equivalents		2,823.9	2,085.9	480.6

Liquid funds		3,044.3	2,248.7	627.5

Current assets		20,088.3	14,838.4	12,377.6

Deferred taxes	8	1,639.3	1,210.9	1,247.0
Prepaid expenses	17	233.0	172.1	514.3

Total assets		45,915.0	33,915.6	33,601.6

Stockholders' equity and liabilities
Subscribed capital	18	1,873.0	1,383.5	1,425.0
Capital surplus	18	4,090.9	3,021.8	2,982.4
Retained earnings	19	16,587.7	12,252.7	12,054.8
Currency translation adjustment		(1,658.1)	(1,224.8)	(971.9)
Minority interests	20	449.2	331.8	388.1

Stockholders' equity		21,342.7	15,765.0	15,878.4

Provisions for pensions and similar obligations	21	5,234.2	3,866.3	3,862.4
Provisions for taxes		1,765.2	1,303.9	1,078.8
Other provisions	22	6,170.2	4,557.7	4,246.2

Provisions		13,169.6	9,727.9	9,187.4

Bonds and other liabilities to capital market	23	3,418.4	2,525.0	2,610.6
Liabilities to credit institutions	23	1,053.7	778.3	896.1
Accounts payable, trade		3,005.6	2,220.1	2,056.3
Liabilities to affiliated companies		515.8	381.0	400.6
Miscellaneous liabilities	23	2,934.2	2,167.4	2,202.4

Liabilities		10,927.7	8,071.8	8,166.0

Deferred income		475.0	350.9	369.8

Total stockholders' equity and liabilities		45,915.0	33,915.6	33,601.6

Solely for the convenience of the reader, the 2004 financial information has been translated into U.S. dollars using the December 31, 2004 noon buying rate of the Federal Reserve Bank of New York of $1.3538 = €1.00.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BASF GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS*
(Million € and Million $, Except Per Share Amounts)

	2004	2004	2003	2002
Net income	$2,549.2	€1,883.0	€910.2	€1,504.4
Depreciation and amortization of fixed assets	4,193.1	3,097.3	2,681.7	2,501.6
Changes in inventories	(686.1)	(506.8)	502.0	(207.4)
Changes in receivables	(920.3)	(679.8)	194.7	(10.8)
Changes in other operating liabilities and provisions	1,336.3	987.1	421.7	(814.6)
Changes in pension provisions, prepaid pension assets and other non-cash items	167.9	124.0	251.3	(334.0)
Net gains from disposal of fixed assets and marketable securities	(533.4)	(394.0)	(84.0)	(326.2)

Cash provided by operating activities	6,106.7	4,510.8	4,877.6	2,313.0

Payments related to tangible and intangible fixed assets	(2,618.0)	(1,933.8)	(2,071.3)	(2,410.4)
Payments related to financial assets and securities	(275.9)	(203.8)	(190.9)	(391.5)
Payments related to acquisitions	(140.2)	(103.6)	(1,479.8)	(267.2)
Proceeds from divestitures	912.5	674.0	85.8	5.4
Proceeds from the disposal of fixed assets and securities	619.2	457.4	396.8	899.8

Cash used in investing activities	(1,502.4)	(1,109.8)	(3,259.4)	(2,163.9)

Proceeds from capital increases/(reductions)	(75.0)	(55.5)	–	38.3
Share repurchase	(982.5)	(725.7)	(499.8)	(499.8)
Proceeds from the addition of financial indebtedness	956.7	706.7	5,624.1	3,127.8
Repayment of financial indebtedness	(1,231.6)	(909.7)	(5,625.8)	(2,088.0)
Dividends paid
to shareholders of BASF Aktiengesellschaft	(1,048.0)	(774.1)	(788.7)	(758.4)
to minority shareholders	(105.2)	(77.7)	(68.6)	(85.0)

Cash used in financing activities	(2,485.6)	(1,836.0)	(1,358.8)	(265.1)

Net change in cash and cash equivalents	2,118.7	1,565.0	259.4	(116.0)

Effects on cash and cash equivalents
from foreign exchange rates	(23.4)	(17.3)	(9.9)	(13.6)
from changes in scope of consolidation	78.0	57.6	0.5	0.3
Cash and cash equivalents as of beginning of year	650.6	480.6	230.6	359.9

Cash and cash equivalents as of end of year	2,823.9	2,085.9	480.6	230.6

Marketable securities	220.4	162.8	146.9	131.8
Liquid funds as shown on the balance sheet	3,044.3	2,248.7	627.5	362.4

*
For other information regarding Consolidated Statements of Cash Flows, see explanations in Note 10.

Solely for the convenience of the reader, the 2004 financial information has been translated into U.S. dollars using the December 31, 2004 noon buying rate of the Federal Reserve Bank of New York of $1.3538 = €1.00.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BASF GROUP
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Million €)

2004	Number of Subscribed Shares Outstanding	Subscribed Capital	Capital Surplus	Retained Earnings	Currency Translation Adjustment	Minority Interests	Total Stockholders' Equity
January 1, 2004	556,643,410	1,425.0	2,982.4	12,054.8	(971.9)	388.1	15,878.4
Share buy-back and cancellation of own shares including own shares intended to be cancelled	(16,203,000)	(41.5)	39.4	(723.6)			(725.7)
Dividends paid				(774.1)		(77.7)*	(851.8)
Net income				1,883.0		130.6	2,013.6
(Decrease)/increase of foreign currency translation adjustments.					(153.5)	(14.7)	(168.2)
Capital payments/repayments other companies				4.1		(59.6)	(55.5)
Change in accounting and valuation methods				(202.5)	(99.4)	(66.4)	(368.3)
Changes in scope of consolidation and other changes				11.0		31.5	42.5
December 31, 2004	540,440,410	1,383.5	3,021.8	12,252.7	(1,224.8)	331.8	15,765.0

2003	Number of Subscribed Shares Outstanding	Subscribed Capital	Capital Surplus	Retained Earnings	Currency Translation Adjustment	Minority Interests		Total Stockholders' Equity
January 1, 2003	570,316,410	1,460.0	2,947.4	12,468.2	(329.7)	396.3		16,942.2
Share buy-back and cancellation of own shares including own shares intended to be cancelled	(13,673,000)	(35.0)	35.0	(499.8)				(499.8)
Dividends paid				(788.7)		(68.6	)*	(857.3)
Net income				910.2		66.3		976.5
(Decrease)/increase of foreign currency translation adjustments					(642.2)	(8.7)		(650.9)
Changes in scope of consolidation and other changes				(35.1)		2.8		(32.3)
December 31, 2003	556,643,410	1,425.0	2,982.4	12,054.8	(971.9)	388.1		15,878.4

*
Profit and loss transfers to minority interests.

2002	Number of Subscribed Shares Outstanding	Subscribed Capital	Capital Surplus	Retained Earnings	Currency Translation Adjustment	Minority Interests	Total Stockholders' Equity
January 1, 2002	583,401,370	1,493.5	2,913.9	12,222.4	532.3	359.7	17,521.8
Share buy-back and cancellation of own shares including own shares intended to be cancelled	(13,085,000)	(33.5)	33.5	(499.8)			(499.8)
Dividends paid				(758.4)		(85.0)*	(843.4)
Net income				1,504.4		94.3	1,598.7
(Decrease)/increase of foreign currency translation adjustments					(862.0)	(10.6)	(872.6)
Capital injection by minority interests.						38.3	38.3
Changes in scope of consolidation and other changes	40			(0.4)		(0.4)	(0.8)
December 31, 2002	570,316,410	1,460.0	2,947.4	12,468.2	(329.7)	396.3	16,942.2

*
Profit and loss transfers to minority interests.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BASF GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    Summary of accounting policies

(a)   Basis of presentation

        The Consolidated Financial Statements of BASF Aktiengesellschaft ("BASF" or "BASF Aktiengesellschaft") are based on the accounting and valuation principles of the German Commercial Code (Handelsgesetzbuch) and the German Stock Corporation Act (Aktiengesetz) as well as the accounting standards of the German Accounting Standards Committee (Deutscher Standardisierungsrat), collectively German GAAP. Due to the conversion to International Financial Reporting Standards (IFRS) mandated by the European Union for the 2005 reporting year, the IFRS have been followed in the 2004 reporting year to the greatest extent allowable under German GAAP. Reconciliation of net income and shareholders' equity of the differences to U.S. GAAP is described in Note 3 to these Consolidated Financial Statements.

        The translation of euros into U.S. dollars ($) has been made solely for the convenience of the reader at the noon buying rate of the Federal Reserve Bank of New York on December 31, 2004, which was $1.3538 = €1.00. No representation is made that such euro amounts could have been or could be converted into dollars at that or any other exchange rate on such date or any other dates.

(b)  Scope of consolidation

        The Consolidated Financial Statements include BASF Aktiengesellschaft, the parent company, and all material subsidiaries in which BASF Aktiengesellschaft directly or indirectly exercises a majority of the voting rights (collectively, the "Company"). Furthermore, material jointly operated companies are included on a proportional consolidation basis, with the exception of the joint venture Basell Group, which is accounted for using the equity method. Basell Group operates largely independently and is not included in the planning and approval processes of BASF.

        Consolidated companies and changes to the scope of consolidation:

	2004	2003	2002
Consolidated companies as of January 1	154	155	154
Thereof proportionally consolidated	12	11	11
First-time consolidations	20	7	7
Thereof proportionally consolidated	–	1	–
Deconsolidations	14	8	6
Thereof proportionally consolidated	–	–	–

Consolidated as of December 31	160	154	155
Thereof proportionally consolidated	12	12	11

        Subsidiaries and joint ventures, whose impact on the net worth, financial position and results of the Company are individually and in the aggregate immaterial, are excluded from the scope of consolidation.

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

	2004	2003	2002
Affiliated companies	13	21	21
Joint ventures	3	1	1
Other associated companies	3	2	4
Total	19	24	26

        Major changes to the scope of consolidation are as follows:

        First-time consolidations in 2004 comprise:

  /*/
  BASF Performance Polymers GmbH, Rudolstadt, Germany, that produces nylon granules and compounding products.

  /*/
  The new acquisition Foam Enterprises Inc., United States, that produces rigid polyurethane foams.

  /*/
  BASF Pipeline Holdings LLC, United States, that holds a direct stake in a butadiene pipeline in the United States.

  /*/
  Three Wintershall companies in Brazil, that explore for oil and gas in that country.

  /*/
  Eight previously unconsolidated European companies plus two U.S. companies due to corporate restructuring.

  /*/
  Four previously unconsolidated companies in China, Japan and Germany due to their increased importance.

        Deconsolidations in 2004 included two companies due to their decreasing significance, and five due to corporate restructuring or liquidation. In addition, seven companies were deconsolidated as a result of the sale of the printing systems business to CVC Capital Partners.

        First-time consolidations in 2003 comprise:

  /*/
  BASF Chemicals Company Ltd., China, that is constructing production facilities for polytetrahydrofuran (PolyTHF®).

  /*/
  Sabina Petrochemicals LLC, United States, a jointly operated company with Total Petrochemicals, United States and Shell, United States, that uses the output produced in the steam cracker jointly operated with Total Petrochemicals, in Port Arthur, Texas.

  /*/
  Wintershall BM-C-10 Ltda., Brazil, a company exploring for oil and gas in Brazil.

  /*/
  Four additional previously unconsolidated companies located in Germany, Canada, the Netherlands and Pakistan due to their increased importance.

        Deconsolidations in 2003 comprise:

  /*/
  Four companies due to their declining significance.

  /*/
  Four companies due to merger with other affiliates or liquidation.

        First-time consolidations in 2002 comprise:

  /*/
  Frank Wright Ltd., United Kingdom, which operates production plants for animal feed precursors, due to increased significance.

  /*/
  Clyde Netherlands B.V. and Clyde Petroleum Exploratie B.V. of the Netherlands, that were acquired in 2002 and are included in the Oil & Gas segment.

  /*/
  Another four companies in Germany, the Netherlands and Mexico, previously not consolidated because of minor significance.

        Deconsolidations in 2002 comprise:

  /*/
  Six companies due to merger with other affiliates, liquidation or due to declining significance.

Acquisitions/divestitures

        In January 2004, BASF purchased the plasticizer business from Sunoco, United States, for €72 million ($91 million). The transaction includes production plants for phthalic anhydride and oxo alcohols in Pasadena, Texas, as well as various intangible assets and inventories. Divestitures included primarily the sale of the printing systems business to CVC Capital Partners on November 30, 2004.

        In 2003, BASF purchased a package of crop protection products, including the insecticide fipronil and certain seed treatment fungicides, from Bayer CropScience, Germany for approximately €1.2 billion. In addition, acquisitions in 2003 included the acquisition of the engineering plastics business from Honeywell, United States, for $250 million and the purchase of the Callery Chemical Division from the Mine Safety Appliance Company, United States, for approximately $65 million. Significant divestitures in 2003 involved, in particular, the sale of BASF's nylon fibers business to Honeywell, for $160 million.

        Changes in the scope of consolidation, acquisitions and divestitures had the following effects on the sales and the balance sheet of the BASF Group:

					2002
	2004		2003		Million €
	Million €	%	Million €	%		%
Sales	301.3	0.9	377.8	1.2	(209.5)	(0.6)
Thereof:
Acquisitions	504.5	1.5	633.3	2.0	118.3	0.4
Divestitures	(246.7)	(0.7)	(260.8)	(0.8)	(404.1)	(1.2)
Changes in scope of consolidation	43.5	0.1	5.3	–	76.3	0.2
Fixed assets	(13.2)	(0.1)	1,252.8	6.1	705.3	3.3
Thereof property, plant and equipment.	30.2	0.2	176.0	1.3	414.5	2.9
Inventories and receivables	(380.1)	(2.8)	239.2	1.7	49.2	0.3
Liquid funds	628.0	100.1	0.4	0.1	24.1	3.2

Assets	234.7	0.7	1,492.4	4.3	778.6	2.1

Stockholders' equity	398.2	2.5	2.8	–	(19.5)	(0.1)
Financial liabilities	3.6	0.1	1,406.1	38.9	285.7	10.1
Other liabilities	(167.1)	(1.2)	83.5	0.6	512.4	3.1
Stockholders' equity and liabilities	234.7	0.7	1,492.4	4.3	778.6	2.1

Announced acquisitions/divestitures

        In January 2005, BASF agreed to acquire the electronic chemicals business of Merck KGaA, Germany, for €270 million. The transaction includes production and distribution centers for high purity chemicals in Asia and Europe. Merck's sales in this business amounted to approximately €200 million in 2004. This business will be included in the Inorganics division in the future. The transaction is subject to approval by the relevant antitrust authorities.

        BASF and Shell announced on July 29, 2004 that they are reviewing strategic alternatives regarding their polyolefins joint venture Basell, in which they both hold a 50% equity interest. The options being reviewed by the shareholders include the sale of their stakes and an equity market transaction.

Proportional consolidation

        Condensed financial information relating to the Company's pro rata interest in jointly operated companies accounted for using the proportional consolidation method is as follows:

Income Statement Information

	Year Ended December 31,
	2004	2003	2002
	(Million €)
Sales	2,258.6	2,035.6	1,719.5
Gross profit	181.2	164.0	169.0
Income from operations	119.5	109.9	92.3
Income before taxes and minority interests	127.8	115.4	108.6
Net income	101.2	84.1	87.6

Balance Sheet Information

	As of December 31,
	2004	2003
	(Million €)
Fixed assets	1,233.7	1,277.3
Thereof property, plant, and equipment	1,168.8	1,206.0
Inventories and receivables	503.3	424.8
Liquid funds	24.5	31.9

Total assets	1,761.5	1,734.0

Stockholders' equity	670.2	644.5
Provisions	147.1	139.2
Financial liabilities	396.9	235.6
Other liabilities	547.3	714.7
Total liabilities and stockholders' equity	1,761.5	1,734.0

Cash Flow Information

	Year Ended December 31,
	2004	2003	2002
	(Million €)
Cash provided by operating activities	50.3	135.3	125.6
Cash used in investing activities	(238.6)	(322.0)	(155.0)
Cash used in (provided by) financing activities	181.6	196.7	2.8
Net change in cash and cash equivalents	(6.7)	10.0	(26.6)

Summarized financial information for significant associated companies accounted for using the equity method

        Condensed financial information of the significant companies accounted for using the equity method, including the Basell Group (BASF's share: 50%), from 2002, the Solvin Group (BASF's share: 25%), Svalöf Weibull Group (BASF's share: 40%) and, until September 2003, DyStar Group (BASF's share: 30%), is as follows:

Income Statement

	Year Ended December 31,
	2004	2003	2002
	(Million €)
Sales	8,052.7	6,833.8	7,944.9
Gross profit	1,131.7	796.7	1,283.8
Income from operations	296.4	(60.4)	197.7
Income before taxes and minority interests	318.3	(105.1)	96.8
Net income	222.6	(62.7)	67.6
BASF's share of net income	93.9	(33.0)	19.8

Balance Sheet Information

	As of December 31,
	2004	2003
	(Million €)
Fixed assets	5,258.4	5,427.6
Thereof property, plant, and equipment	3,430.0	3,543.1
Inventories and receivables	2,478.4	2,014.1
Liquid funds	8.0	44.3

Total assets	7,744.8	7,486.0

Stockholders' equity	3,540.3	3,338.9
Provisions	819.3	784.5
Financial liabilities	1,437.4	1,814.7
Other liabilities	1,947.8	1,547.9
Total liabilities and stockholders' equity	7,744.8	7,486.0
BASF's investment	1,695.8	1,612.6

        List of shares held:    A list of companies included in the Consolidated Financial Statements as well as a list of all companies in which BASF has a participation, has been deposited in the Commercial Register HRB 3000 in Ludwigshafen (Rhine), Germany, as required by the German Commercial Code, Section 313 (2). The List of Shares Held can be obtained as a separate report from BASF Aktiengesellschaft, and is available on the Internet at www.basf.de/governance_e/reports.

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

        Capital consolidation:    Capital consolidation is based on the purchase method. At the time of acquisition, the acquisition cost of participations is offset against the proportionate share of equity acquired. Differences arising are allocated to the assets or liabilities of the acquired company up to their fair values or capitalized as intangible fixed assets, if they can be reliably identified and measured. Differences not allocated to individual assets are capitalized as goodwill and amortized within the expected useful life, within a period of five to 20 years.

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

        Research and Development:    Research and development is expensed as incurred.

        Advertising:    Advertising is expensed as incurred.

        Intangible assets:    Intangible assets are valued at acquisition cost less scheduled straight-line amortization. The weighted average amortization period for the intangible assets is 11 years for 2004 and 2003 based on the following expected useful lives:

Estimated Lives (Years)
	2004	2003
Goodwill	5–20	5–20
Product rights, and licenses	3–10	3–15
Marketing, supply and similar rights	4–20	4–20
Know-how and patents	3–15	3–15
Concessions, exploration rights and similar rights	3–25	3–25
Software	2–5	1–5
Other rights and values	5–30	5–30

        Goodwill is assigned to reporting units and tested annually for impairment in accordance with U.S. GAAP. There are two steps to the goodwill impairment test. The first step, used to identify potential impairment, compares the fair value of a reporting unit with its carrying value, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. In computing fair value, the Company utilizes discounted future cash flows, based on long-term earnings forecasts for the reporting units taking into account macroeconomic and business conditions (see also Note 3i).

        The Company evaluates intangible assets whenever significant events or changes in circumstances occur which might impair recovery of recorded asset costs.

        Property, plant and equipment:    Property, plant and equipment are stated at acquisition or production cost less scheduled depreciation over their estimated useful lives. Low-value assets are fully depreciated in the year of acquisition and are shown as retirements.

        The cost of self-constructed plants includes direct costs and an appropriate proportion of the overhead cost of units involved in the construction. Financing costs are not capitalized. Fixed assets, including long-distance natural gas pipelines, are depreciated using the straight-line method. Movable fixed assets put into operation before the end of 2000 are mostly depreciated by the declining balance method, with a change to straight-line depreciation when this results in higher depreciation amounts.

        The weighted average periods of depreciation are as follows for 2004 and 2003:

	Estimated Lives (Years)
	2004	2003
Buildings and structural installations	25	24
Industrial plant and machinery	12	12
Long-distance natural gas pipelines	25	25
Working and office equipment and other facilities	8	7

        Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Measurement of an impairment loss for long-lived assets that the Company expects to hold and use is based on the fair value of the asset that is usually based on the discounted expected future cash flows from the use of the asset and its eventual disposition.

        The Company follows the successful efforts method of accounting for its oil and gas operations. Under this method, costs of successful and uncompleted oil and gas drilling operations are capitalized as tangible assets. Successful drillings are depreciated based on the production and estimated available reserves. Successful drillings of German operations that were completed before the end of 2000 are depreciated under the declining balance method over the estimated useful lives of eight years (for drilling in old fields) and 15 years. Geophysical expenditures, including exploratory and dry-hole costs, are charged against income.

        Financial assets:    Shares in more significant non-consolidated affiliated or associated companies are accounted for by the equity method. Other shares, participations and securities held as fixed assets are shown at acquisition cost or, where an other-than-temporary impairment of value occurs, at the appropriate lower values. Investments in affiliated and associated companies accounted for using the equity method are carried at cost of acquisition, plus the Company's equity in undistributed earnings. Goodwill associated with such investments is amortized over a period of up to 10 years.

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

        Inventories:    Inventories are carried at acquisition costs or production costs. They are valued at market values if lower than cost. These lower values are calculated using the lower of the average cost method for acquisition or re-production of raw materials and factory supplies and merchandise, or the expected sales proceeds less costs to be incurred prior to sale.

        Production costs include, in addition to direct costs, an appropriate allocation of overhead cost of production using normal utilization rates of the production plants. In addition, starting in 2004, pensions, social services, or voluntary social benefits are included, provided they relate to the production process. Financing costs are not included in production costs.

        "Construction-in-progress" relates mainly to chemical plants under construction for third parties. Profits are recognized at finalization of a part of a project. Expected losses are recognized by write-downs to the lower attributable values.

        Receivables and other assets:    Receivables are generally carried at their nominal value. Notes receivable and loans generating no or a low-interest income are discounted to their present values. Lower attributable values due to risks of collectibility and transferability are covered by appropriate valuation allowances.

        Cash and cash equivalents:    Cash and cash equivalents comprise marketable securities with original maturities of three months or less, cash at banks, cash on hand and checks in transit. Marketable securities are valued at cost. They are valued at quoted or market values if lower than cost.

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

        Tax provisions are recognized for German trade income tax and German corporate income tax and similar income taxes in the amount necessary to meet the expected payment obligations, less any prepayments that have been made. Other than assessed taxes are taken into account appropriately.

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

        Provisions are established for environmental protection measures and risks if the measures are necessary to comply with legal or regulatory obligations and do not result in items to be capitalized as production costs. Liabilities for these expenditures are recorded on an undiscounted basis when environmental assessments or cleanups are probable, the costs can be reasonably estimated and no future economic benefit is expected. Provisions for required recultivation associated with oil and gas operations, especially the filling of wells and clearance of oil fields, or the operation of landfill sites are built up over their expected service lives.

        In addition, provisions are accrued for regular shutdowns within prescribed intervals of certain large-scale plants. Provisions are accrued in installments until the next scheduled shutdown based upon the expected costs to carry out these measures. Provisions are not recorded for the costs to temporarily shut down the facilities or for forgone earnings. Provisions for expected severance payments or similar personnel expenses are accrued for restructuring measures that have been decided upon and publicly announced by management.

        Provisions for long-service and anniversary bonuses are actuarially calculated, predominantly using an interest rate of 3.75%. For pre-retirement part-time programs, the present value of supplemental (top-up) payments are provided when the employee accepts the offer and the wage and salary payments due during the passive phase of agreements are accrued through installments and discounted at an interest rate of 3.0%. Provisions are recorded for the expected costs of pre-retirement part-time programs that are anticipated to be contracted during the term of the collective bargaining agreements, taking into consideration the ceilings provided in the collective agreements.

        The formation of provisions for the BASF stock option program (BOP) and BASF's incentive share program "plus" is described in detail in Note 26.

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

        Derivative financial instruments:    Derivative financial instruments are treated as pending transactions and are not recorded as assets or liabilities. Underlying transactions and hedging measures are combined and valued together, when applicable. Profits from hedging transactions that cannot be allocated to a particular underlying transaction are recorded in income upon maturity. Unrealized losses from hedging transactions, which cannot be allocated to a particular underlying transaction, are recognized currently in earnings and included in provisions.

        The use of derivative financial instruments to hedge against foreign currency, interest rate, and price risks is described in detail in Note 27.

        Translation of foreign currency financial statements:    The translation of foreign currency financial statements conforms with Statement of Financial Accounting Standard (SFAS) 52. The local currency or the U.S. dollar, is the functional currency of BASF subsidiaries and jointly operated companies in North America (NAFTA), Japan, Korea, China, Brazil, Malaysia and Singapore. Translation therefore takes place using the current rate method. Balance sheet items are translated to euros at year-end rates except equity accounts at historical rates. Expenses and income are translated at monthly average rates and accumulated for the year. The effects of rate changes are shown under "currency translation adjustment" as a separate component of equity and are treated as income or expense only when a company is disposed of.

        The euro is the functional currency for the remaining companies. Remeasurement therefore takes place using the temporal method: fixed assets except loans, and paid-in capital are translated using historical rates. The other assets, liabilities, and provisions are translated using the year-end rates. Expenses and income are converted at monthly average rates cumulated to year-end figures, except for those items derived from balance sheet items converted at historical rates, which are also translated at historical rates. Foreign exchange gains or losses resulting from the remeasurement process are included in other operating expenses or income.

        Earnings per share:    The calculation of earnings per share is based on the average number of common shares outstanding during the applicable period and the net income of the period. Repurchased shares are included in the calculation for the period of time that they are in circulation. In the 2004, 2003 and 2002 reporting periods, there was no dilution from the issuance of new stock.

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

2.    Changes in accounting principles

        BASF Group is required to present its financial statements in compliance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) for the 2005 reporting year due to a mandate by the European Union on July 19, 2002. In order to capture this development in the 2004 reporting year, IFRS have been followed to the greatest extent allowable under German GAAP.

        Adjustments to IFRS include the accounting for pensions and personnel obligations as well as inventories. The effects of these changes as of January 1, 2004 are netted against the retained earnings of the BASF Group.

        The accounting treatment of personnel obligations follows IAS 19 "Employee Benefits" starting from January 1, 2004 to the greatest extent allowable under German GAAP. This leads to a new valuation whereby the funded status as the net amount of pension obligations and pension plan assets is presented in the balance sheet. The elimination of formerly deferred actuarial gains and losses, considering deferred taxes, has led to a reduction in retained earnings of €290.8 million. Income after taxes is thereby increased by €55.8 million, compared with the prior valuation method. Pension liabilities and pension-fund assets of the BASF Pensionskasse are not contained in the group figures in accordance with German GAAP, but rather the company contributions to the BASF Pensionskasse are included under post-retirement expenses. The BASF Pensionskasse will be directly incorporated in the financial statements following the conversion to IFRS on January 1, 2005.

        As the LIFO method is not allowed under IFRS, inventory valuation has been changed, and converted to the IFRS approved average cost method. The effect, when considering deferred taxes, has led to an increase in retained earnings of €88.3 million as of January 1, 2004. Net income increased by €113.7 million compared with the former valuation method.

        For BASF Petronas Chemicals Sdn. Bhd., Malaysia, and BASF South East Asia, Ltd., Singapore, the currency conversion method was changed from the temporal method to the current rate method, according to the concept of functional currency, due to the increasing business volume from regional production. These businesses will now use the U.S. dollar rather than the euro as their functional currency. Due to this change, currency conversion differences no longer effect income in the income statement, but rather are presented as part of translation adjustments in equity. A €99.4 million reduction in the translation adjustment, and a €66.4 million reduction in minority interests resulted from this methodology change on January 1, 2004.

3.    Reconciliation to U.S. GAAP

        The Consolidated Financial Statements comply with IFRS as far as permissible under German GAAP. The differences between German and U.S. GAAP relate to valuation methods that are required under U.S. GAAP but which are not permissible under German GAAP.

        The following is a summary of the significant adjustments to net income and stockholders' equity that would be required if U.S. GAAP had been fully applied rather than German GAAP.

		Year Ended December 31,
	Note	2004	2004	2003	2002
				(As Restated, Note 3(1))
		(Million € and Million $, Except Per Share Amounts)
Reconciliation of Net Income to U.S. GAAP
Net income as reported in the Consolidated Financial Statements of income under German GAAP		$2,549.2	€1,883.0	€910.2	€1,504.4
Adjustments required to conform with U.S. GAAP:
Capitalization of interest	(a)	(6.1)	(4.5)	(7.3)	(6.4)
Capitalization of software developed for internal use	(b)	(72.4)	(53.5)	(2.8)	30.5
Accounting for pensions	(c)	55.5	41.0	69.0	71.2
Accounting for provisions	(d)	(11.0)	(8.1)	157.6	12.4
Accounting for derivatives at fair value and valuation of long-term foreign currency items at year end rates	(e)	263.3	194.5	(24.8)	(143.9)
Valuation of securities at market values	(f)	9.2	6.8	(6.2)	.
Valuation adjustments relating to companies accounted for under the equity method	(g)	(218.8)	(161.6)	62.4	12.9
Inventory valuation	(h)	(4.6)	(3.4)	(26.3)	(1.1)
Reversal of goodwill amortization and write-offs due to permanent impairment	(i)	201.3	148.7	167.3	211.0
Other adjustments	(j)	40.3	29.8	1.0	(12.9)
Deferred taxes and recognition of tax effects for dividend payments	(k)	(284.8)	(210.4)	8.9	48.5
Minority interests	(l)	0.7	0.5	10.7	(10.4)
Net income in accordance with U.S. GAAP		2,521.8	1,862.8	1,319.7	1,716.2

Earnings per share

        The calculation of earnings per common share is based on the weighted-average number of common shares outstanding during the applicable period. The calculation of diluted earnings per common share reflects the effect of all dilutive potential common shares that were outstanding during the respective period. Shares awarded under the BASF employee participation program "plus" have been included in the computation of diluted earnings per share. Due to a resolution by the Board of Executive Directors and the Supervisory Board in 2002, settlements of stock options from the BASF stock option program (BOP) for senior management are made in cash, therefore such stock options have no dilutive effect.

        The earnings per share from continuing operations based on income from ordinary activities after taxes were not impacted by any dilutive effect in 2004, 2003 and 2002, because the impact of potential common shares was anti-dilutive in each year.

	Year Ended December 31,
	2004	2004	2003		2002
	(Million € and Million $, Except Per Share Amounts)
Net income in accordance with U.S. GAAP	$2,521.9	€1,862.8	€1,319.7		€1,716.2

Number of shares (1,000)
Weighted average undiluted number of shares	548,714	548,714	561,887		579,118
Dilutive effect	–	–	–		–
Weighted average diluted number of shares	548,714	548,714	561,887		579,118

Basic earnings per share in accordance with U.S. GAAP	4.59	3.39	2.35	(1)	2.96	(1)
Dilutive effect	–		–		–
Diluted earnings per share in accordance with U.S. GAAP	4.59	3.39	2.35	(1)	2.96	(1)

		Year Ended December 31,
	Note	2004	2004	2003 (As Restated, Note 3(1))
		(Million € and Million $)
Reconciliation of Stockholders' Equity to U.S. GAAP
Stockholders' equity as reported in the Consolidated Balance Sheets under German GAAP		$21,342.7	€15,765.0	€15,878.4
Minority interests		(449.2)	(331.8)	(388.1)

Stockholders' equity excluding minority interests		20,893.5	15,433.2	15,490.3
Adjustments required to conform with U.S. GAAP:
Capitalization of interest	(a)	639.9	472.7	493.9
Capitalization of software developed for internal use	(b)	173.7	128.3	184.1
Accounting for pensions	(c)	1,251.3	924.3	982.5
Accounting for provisions	(d)	330.9	244.4	206.8
Accounting for derivatives at fair value and valuation of long-term foreign currency items at year end rates	(e)	4.3	3.2	(138.8)
Valuation of securities at market values	(f)	259.3	191.5	89.1
Valuation adjustments relating to companies accounted for under the equity method	(g)	52.8	39.0	182.0
Inventory valuation	(h)	25.6	18.9	167.6
Reversal of goodwill amortization and write-offs due to permanent impairment	(i)	635.6	469.5	337.1
Other adjustments	(j)	79.3	58.6	43.4
Deferred taxes and recognition of tax effects of dividend payments	(k)	(1,097.7)	(810.8)	(698.7)
Minority interests	(l)	(18.5)	(13.7)	(15.3)
Stockholders' equity in accordance with U.S. GAAP		23,230.0	17,159.1	17,324.0

(1)
As reported in (h), BASF changed its method of inventory costing from the last-in first-out (LIFO) method to the average cost method. The new method was adopted to provide a better measure of the current value of inventory and because the LIFO method is not allowed under IFRS. The balances of U.S. GAAP shareholders' equity for 2003 and 2002 have been adjusted for the effect of retroactively not applying the LIFO method. The change in inventory costing increased shareholders' equity as of January 1, 2002 by €120.9 million. The following table presents the effect of the change on previously reported net income for 2003 and 2002.

        The following table presents the effect of the change in the inventory costing method:

	As Previously Reported	Change in Inventory Costing Method	Restated
	(Million €, Except Per Share Data)
2003
Net income	1,337.7	(18.0)	1,319.7
Basic earnings per share	2.38	(0.03)	2.35
Diluted earnings per share	2.38	(0.03)	2.35
Stockholders' equity as of December 31	17,221.8	102.2	17,324.0
2002
Net income	1,716.9	(0.7)	1,716.2
Basic earnings per share	2.96	.	2.96
Diluted earnings per share	2.96	.	2.96
Stockholders' equity as of December 31	17,919.8	120.2	18,040.0

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

        Net periodic benefit cost in accordance with U.S. GAAP would be lower than showing the Company's contribution to the BASF Pensionskasse as expense.

        Information about the funded status of the BASF Pensionskasse is provided in the following table:

	2004	2003
	(Million €)
Plan assets as of December 31,	4,034.1	3,781.2
Projected benefit obligation as of December 31,	3,871.9	3,569.3

Funded status	162.2	211.9
Unrecognized actuarial losses	667.0	575.0
Prepaid pension asset	829.2	786.9

        The accumulated pension benefit obligation (ABO) in 2004 is €3,725.2 million and in 2003 is €3,429.8 million.

        The valuation of certain pension plans of foreign subsidiaries, in accordance with SFAS 87 also resulted in prepaid pension assets. After consideration of unrecognized actuarial gains and losses, €95.1 million in 2004, and €195.6 million in 2003 were included in the reconciliation to U.S. GAAP. In addition, the change in treatment of pension liabilities explained in Note 2, and the associated charge of accumulated actuarial gains and losses to shareholders' equity is eliminated for U.S. GAAP as the SFAS 87 accounting treatment is to be continued. In the case of an additional minimum liability, equity according to U.S. GAAP is reduced.

(d)  Accounting for provisions

        The reconciliation item contains the following deviations:

  Provisions for part-time programs for employees nearing retirement age:

        In these financial statements agreed upon top-up payments within the pre-retirement part-time programs are immediately accrued in their full amount, and discounted at a rate of 3.0% (see note 22). A provision is also recorded for the expected costs for agreements that are anticipated to be concluded during the term of the collective bargaining agreements, taking into consideration the ceilings on the number of employee participants provided in such collective bargaining agreements. In accordance with U.S. GAAP, provisions may only be recorded for employees who have accepted an offer, and the supplemental payments are accrued over the employee's remaining service period. This results in a (decrease)/increase in income under U.S. GAAP of €(22.3) million in 2004, €124.4 million in 2003, and €6.0 million in 2002. Stockholders' equity increased by €154.7 million in 2004 and €140.0 million in 2003.

  Provisions for omitted maintenance procedures:

        German GAAP requires companies to accrue provisions as of the end of the year for expected costs of omitted maintenance procedures expected to take place in the first three months of the following year. Such costs would be expensed as incurred under U.S. GAAP. The amounts included in the reconciliation of net income related to maintenance provisions were €(8.3) million in 2004, €(1.7) million in 2003, and €6.4 million in 2002. The amounts in the reconciliation of stockholders' equity were €23.7 million in 2004, and €32.0 million in 2003.

  Provisions for restructuring measures:

        SFAS 146, "Accounting for Costs Associated with Exit and Disposal Activities" requires expected costs associated with the exit or disposal of business activities to be accrued only when a liability against a third party exists. This includes severance payments for employees, the cancellation of contracts, the shutdown of production facilities, and the relocation of employees.

        Since the accruals for restructuring measures under German GAAP are recorded based upon management decisions, the application of SFAS 146 (decreased)/increased net income in accordance with

U.S. GAAP by €(20.9) million in 2004 (€23.5 million in 2003), and stockholders' equity by €1.6 million (€23.3 million in 2003).

  Provisions for environmental measures:

        In the current financial statement, obligations for recultivation obligations due to oil and gas extraction are accrued. SFAS 143, "Accounting for Asset Retirement Obligations" addresses financial accounting and reporting for obligations and costs associated with the retirement of tangible long-lived assets. The expected obligations and costs associated with the demolition of plants and removal of potential damage to the environment have to be accrued as of the start of the production as additional cost for the related plants and are depreciated over the useful life. This also includes the change of these potential liabilities due to adjustments to the conditions as of the balance sheet date.

        In addition, provisions accrued in 2004 for adaptation obligations in connection with the operation of production plants are not to be taken into consideration according to SOP 96-1, and have therefore been eliminated. Income was thereby increased by €13.9 million in 2004 and €3.8 million in 2003. Equity increased by €25.8 million in 2004 and €11.4 million in 2003.

  Discounting of provisions and liabilities:

        Provisions and liabilities are to be shown at nominal value according to German GAAP. According to U.S. GAAP, the values may be discounted if the aggregate amount of the liability and the timing of payments are reliably determinable. This results in an income effect in 2004 of €38.6 million, which leads to an equity increase in the same amount.

(e)   Accounting for derivatives at fair value and valuation of long-term foreign currency items

        As required by SFAS 133, as amended, derivative contracts are to be accounted for at fair values. Where hedge accounting is not applicable, changes in the fair values of derivative contracts are to be included in net income, together with foreign exchange gains and losses of the underlying transactions.

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

        Under German GAAP, hedge accounting is achieved by a combined valuation of underlying hedged transactions and derivatives. Under U.S. GAAP such accounting is not permitted. SFAS 133 requires that the hedged transaction and the derivative be accounted for separately, and extensive documentation regarding the hedge relationship be provided.

(f)    Valuation of securities

        Under U.S. GAAP, available-for-sale securities are recorded at market values on the balance sheet date. If the effect comes from unrealized profits or temporary decreases in value, the change in valuation is immediately recognized in a separate component of stockholders' equity. Realized profits and losses are credited or charged to income, as are other than temporary impairments of value. The major part of securities and other investments are considered to be available-for-sale. Under German GAAP, such securities and other investments are valued at the lower of acquisition cost or market value at the balance sheet date.

(g)  Valuation adjustments relating to companies accounted for under the equity method

        For purposes of the reconciliation to U.S. GAAP, the earnings of companies accounted for using the equity method have been determined using valuation principles prescribed by U.S. GAAP. The write-down of the interests in Basell N.V., the Netherlands, and Svalöf Weibull, Sweden, affected net income under German GAAP in 2004. This also applies to the catch-up of scheduled amortization of goodwill of these companies under U.S. GAAP that was eliminated according to SFAS 142 (Goodwill and other Intangible Assets) in the previous years.

(h)   Inventory valuation

        In connection with the conversion to IFRS as of January 1, 2005, the current inventory valuation methods are being changed. This specifically affects the LIFO method, which is not allowed under IFRS. This change requires prior years' amounts to be restated, according to APB 20.27. In the current year there were differences resulting from the deductions required by German GAAP.

(i)    Reversal of goodwill amortization and write-offs due to permanent impairment

        Goodwill is amortized over its useful life in accordance with German GAAP, however, the U.S. GAAP standard SFAS 142 "Goodwill and other Intangible Assets," requires write-offs only based on annual impairment tests. The recoverability of goodwill is reviewed at the reporting-unit level by comparing the fair value of the reporting unit determined using discounted future cash flows, to the carrying value. There were no material impairment write-downs required in 2004 or 2003. The regular goodwill amortization included in these financial statements is reversed and added back to net income.

(j)    Other adjustments

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

        In the present Financial Statements, all obligations resulting from stock options are accounted for based upon the fair value on the balance sheet date. A provision is accrued over the vesting period of the options. The different accounting methods led to an increase in net income in accordance with U.S. GAAP of €16.1 million in 2004, and €17.2 million in 2003, and a decrease of €10.7 million in 2002.

        In the present Financial Statements, obligations resulting from stock options are shown as provisions. In accordance with U.S. GAAP, options for which cash settlement was not originally foreseen are recorded as additions to stockholders' equity.

        Overall, the accounting for stock options resulted in a decrease in stockholders' equity of €9.4 million in 2004, and €14.6 million in 2003.

(k)   Deferred taxes

        The adjustments required to conform with U.S. GAAP would result in taxable temporary differences between the valuation of assets and liabilities in the Consolidated Financial Statements and the carrying amount for tax purposes. Resulting adjustments for deferred taxes primarily relate to the following:

			Stockholders' Equity		Net Income
	Note		2004	2003	2004	2003	2002
			(Million €)
Capitalization of interest	(a	)	(158.4)	(171.5)	8.9	11.0	7.3
Capitalization of software developed for internal use	(b	)	(47.7)	(69.7)	21.0	1.0	(10.4)
Accounting for pensions	(c	)	(351.1)	(360.6)	(14.3)	(27.7)	(22.2)
Accounting for provisions	(d	)	(82.2)	(78.8)	13.9	(59.1)	(5.8)
Accounting for derivatives at fair value and valuation of long-term foreign currency items at year end rates	(e	)	13.4	48.9	(58.9)	6.3	35.3
Valuation of securities at market values	(f	)	(3.8)	0.1	(4.0)	(17.2)	62.2
Valuation adjustments relating to companies accounted for under the equity method	(g	)	–	–	–	–	45.7
Inventory valuation	(h	)	(7.2)	(65.4)	1.3	8.3	0.4
Reversal of goodwill amortization and write-offs due to permanent impairment	(i	)	(122.0)	(97.0)	(31.2)	(45.9)	(60.7)
Other adjustments	(j	)	55.7	95.3	(39.6)	8.0	(5.5)
Tax effects of dividend payments	(k	)	(107.5)	–	(107.5)	124.2	2.2
			(810.8)	(698.7)	(210.4)	8.9	48.5

        The change of the deferred taxes for foreign currency translation adjustments is recognized in other comprehensive income.

        In 2004, following a change to the German Corporate Income Tax Act (Section 8b), deferred taxes were, for the first time, accrued for tax effects of future dividend payments from BASF Group companies, according to the financial plan.

        In 2003, capitalized tax credits related to the distribution of retained earnings previously taxed at higher rates had to be written off in the German GAAP financial statements due to a legal change. In accordance with U.S. GAAP, such tax credits are recognized as a reduction of income tax expenses in the period in which the tax credits are recognized for tax purposes. The resulting burden on income therefore had to be eliminated in 2003 for U.S. GAAP purposes.

(l)    Minority interests

        The share of minority shareholders in the aforementioned reconciliation items to U.S. GAAP of net income and stockholders' equity are reported separately.

        Consolidation of majority-owned subsidiaries:    U.S. GAAP requires the consolidation of all controlled subsidiaries. Under German GAAP, the Company does not consolidate certain subsidiaries if their individual or their combined effect on financial position, results of operations and cash flows is not material. The effect of non-consolidated subsidiaries for 2004, 2003 and 2002, on total assets, total liabilities, stockholders' equity, net sales and net income was less than 2%.

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

        Proportional consolidation:    The Company accounts for its investments in 12 jointly operated companies (2003: 12, 2002: 11) using the proportional consolidation method, as permitted under German GAAP. Under U.S. GAAP, all investments in jointly operated companies must be accounted for using the equity method. The differences in accounting treatment between proportional consolidation and the equity method of accounting have no impact on reported stockholders' equity or net income. Rather, they relate solely to matters of classification and display. The United States Securities and Exchange Commission (SEC) permits the omission of such differences in classification and display in the reconciliation to U.S. GAAP appearing above.

        Balance Sheet presentation:    The classification of the balance sheet is as required by German GAAP. Noncurrent portions of receivables and prepaid expenses are disclosed in Notes 15 and 17. Current portions of provisions and liabilities are disclosed in Notes 22 and 23.

New U.S. GAAP accounting standards not yet adopted

        The standards adopted in 2004 – SFAS 151 "Inventory Costs," SFAS 152 "Accounting for Real Estate Time-Sharing Transactions," SFAS 153 "Exchange of Nonmonetary Assets," and EITF 03-1 "The Meaning of Other Than Temporary Impairment and its Application to Certain Investments" – were examined to determine their effect on the BASF Group financial statements. According to SFAS 151, certain abnormal costs for the production of inventories are to be charged against income in the period they occur, rather than being capitalized as production costs. SFAS 152 covers the accounting treatment of timesharing of property and property rights. SFAS 153 states that the exchange of nonmonetary assets are generally to be valued at fair value. EITF 03-1 provides guidance regarding the impairment of certain investments and the related disclosures. In September 2004, the Emerging Issues Task Force issued EITF Issue 4-10 "Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds"("EITF 4-10"), which addresses the criteria for aggregating operating segments. We have reviewed our segment reporting and have determined that our aggregation of segments is consistent with the guidance in EITF Issue No. 4-10. These new standards have no effect on the financial statements of the BASF Group.

Reporting of comprehensive income

        Comprehensive income in accordance with SFAS 130, "Reporting Comprehensive Income," includes the impact of expenses and earnings that are not included in net income under U.S. GAAP.

	Year Ended December 31,
	2004	2003	2002
	(Million €)
Comprehensive income
Net income in accordance with U.S. GAAP (before other comprehensive income)	1,862.8	1,319.7	1,716.2
Change of foreign currency translation adjustments
/*/ Gross	(291.3)	(729.3)	(908.6)
/*/ Deferred taxes	17.2	38.0	24.3
Changes in unrealized holding gains on securities
/*/ Gross	95.6	(5.2)	(262.8)
/*/ Deferred taxes	0.3	17.2	71.8
Changes in unrealized losses from cash flow hedges
/*/ Gross	(54.0)	0.5	(4.6)
/*/ Deferred taxes	18.7	(0.2)	1.6
Additional minimum liability for pensions
/*/ Gross	(514.7)	(18.5)	(17.8)
/*/ Deferred taxes	197.0	–	5.4

Other comprehensive income (loss), net of tax	(531.2)	(697.5)	(1,090.7)
Comprehensive income, net of tax	1,331.6	622.2	625.5

	Year Ended December 31,
	2004	2003
	(Million €)
Statement of stockholders' equity
Stockholders' equity in accordance with U.S. GAAP before accumulated other comprehensive income	18,694.7	18,328.4
Accumulated other comprehensive income:
Translation adjustments
/*/ Gross	(1,369.0)	(1,077.7)
/*/ Deferred taxes	69.2	52.0
Unrealized holding gains on securities
/*/ Gross	196.2	100.6
/*/ Deferred taxes	(45.4)	(45.7)
Unrealized losses from cash flow hedges
/*/ Gross	(58.1)	(4.1)
/*/ Deferred taxes	20.1	1.4
Additional minimum liability for pensions
/*/ Gross	(551.0)	(36.3)
/*/ Deferred taxes	202.4	5.4

Accumulated other comprehensive income	(1,535.6)	(1,004.4)
Total stockholders' equity in accordance with U.S. GAAP including comprehensive income	17,159.1	17,324.0

Reconciliation of stockholders' equity under U.S. GAAP

	Year Ended December 31,
	2004	2003
	(Million €)
Stockholders' equity in accordance with U.S. GAAP on January 1	17,324.0	18,040.0
Comprehensive income, net of tax	1,331.6	622.2
Share buyback and cancellation, including own shares intended to be cancelled	(725.7)	(499.8)
Dividend paid (excluding minority interests)	(774.1)	(788.7)
BASF stock option program	(9.4)	(14.6)
Change in scope of consolidation and other changes	12.7	(35.1)
Total stockholders' equity in accordance with U.S. GAAP on December 31	17,159.1	17,324.0

4.    Reporting by segment and region

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

        The business segment Plastics includes the operating divisions Styrenics, Performance Polymers and Polyurethanes. The segment was renamed following the divestiture of the nylon fibers business to Honeywell, United States.

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

        Business activities not allocated to any operating division are shown as "Other" and comprise the sale of feedstock, remaining fertilizers activities, engineering and other services as well as rental income. For the first time in 2004, land valued at €432.4 million was assigned to the segments' assets and investments in infrastructure totaling €367.5 million were assigned to "Additions to tangible and intangible fixed assets." The income from operations recorded as "Other" includes mainly costs of exploratory research and biotechnological research that was not allocated to the segments of €145 million in 2004. In 2004, costs of biotechnological research of €30 million were allocated to the Agricultural Products & Nutrition segment. The income from operations recorded as "Other" in 2003 includes costs of exploratory and biotechnological research of €181 million (€197 million in 2002). "Other" also includes net gains or losses from foreign currency transactions that are related to financial indebtedness as well as from foreign currency positions secured with macro hedges of €(41) million in 2004, €(1) million in 2003, and €(143) million in 2002.

        Transfers between the reportable segments are generally valued at market-based prices, and the revenues generated by these transfers are shown in the table below as "Intersegmental transfers."

        The allocation of assets and depreciation to the segments is based on economic ownership. Assets used by more than one segment are allocated based on the percentage of usage.

Segment Data 2004

				Agricultural Products & Nutrition Thereof
									BASF Group Total
	Chemicals	Plastics	Performance Products	Agricultural Products	Fine Chemicals	Total	Oil & Gas	Other
	(Million €)
Net sales	7,020	10,532	8,005	3,354	1,793	5,147	5,263	1,570	37,537
Change (%)	22.0	19.9	4.9	5.6	(2.8)	2.5	9.9	14.0	12.5
Intersegmental transfers	3,395	677	291	26	30	52	546	462	5,423

Sales including transfers	10,415	11,209	8,296	3,380	1,823	5,199	5,809	2,032	42,960
Income from operations	1,241	669	1,068	492	48	540	1,637	(299)	4,856
Change (%)	215.8	126.0	123.4	110.3	(61.6)	50.4	19.9	(28.3)	82.7
Assets	5,008	6,044	4,426	4,849	1,269	6,118	3,876	8,444	33,916
Return on operating assets (%)*	25.5	11.5	23.5	9.5	3.7	8.3	43.2	.	18.0
Research and development expense	104	138	221	273	92	365	198	147	1,173
Additions to tangible and intangible fixed assets	555	454	286	95	137	232	374	139	2,040
Depreciation of tangible and intangible fixed assets	505	481	374	368	138	506	438	166	2,470

*
Return on operating assets is defined as income from operations of a segment / average operating assets.

Segment Data 2003

				Agricultural Products & Nutrition Thereof
									BASF Group Total
	Chemicals	Plastics*	Performance Products	Agricultural Products	Fine Chemicals	Total	Oil & Gas	Other
	(Million €)
Net sales	5,752	8,787	7,633	3,176	1,845	5,021	4,791	1,377	33,361
Change (%)	8.2	3.7	(4.8)	7.5	(6.3)	2.0	14.1	7.2	3.6
Intersegmental transfers	2,680	541	301	24	20	42	498	618	4,680

Sales including transfers	8,432	9,328	7,934	3,200	1,865	5,063	5,289	1,995	38,041
Income from operations	393	296	478	234	125	359	1,365	(233)	2,658
Change (%)	(38.1)	(49.1)	(26.0)	283.6	.	552.7	12.8	52.2	0.6
Assets	4,720	5,598	4,656	5,523	1,303	6,826	3,711	8,091	33,602
Return on operating assets (%)**	8.1	5.0	9.7	4.4	9.3	5.4	37.1	.	9.5
Research and development expense	108	142	240	239	70	309	123	183	1,105
Additions to tangible and intangible fixed assets	527	539	236	1,133	140	1,273	323	518	3,416
Depreciation of tangible and intangible fixed assets	535	498	429	391	131	522	369	99	2,452

*
Segment was previously "Plastics & Fibers" until April 30, 2003.

**
Return on operating assets is defined as income from operations of a segment / average operating assets.

Segment Data 2002

				Agricultural Products & Nutrition Thereof
									BASF Group Total
	Chemicals	Plastics*	Performance Products	Agricultural Products	Fine Chemicals	Total	Oil & Gas	Other
	(Million €)
Net sales	5,317	8,477	8,014	2,954	1,970	4,924	4,199	1,285	32,216
Change (%)	18.3	3.6	(1.7)	(15.1)	(0.7)	(15.5)	(7.0)	(3.0)	(0.9)
Intersegmental transfers	2,598	436	326	21	36	44	363	564	4,331

Sales including transfers	7,915	8,913	8,340	2,975	2,006	4,968	4,562	1,849	36,547
Income from operations	635	582	646	61	(6)	55	1,210	(487)	2,641
Change (%)	75.4	.	.	238.9	97.1	.	(7.5)	(25.5)	117.0
Assets	4,997	6,174	5,218	5,092	1,392	6,484	3,648	8,565	35,086
Return on operating assets (%)**	12.9	9.3	11.5	1.1	.	0.8	35.6	.	8.9
Research and development expense	98	138	222	285	82	367	113	197	1,135
Additions to tangible and intangible fixed assets	495	636	288	88	157	245	920	471	3,055
Depreciation of tangible and intangible fixed assets	507	532	488	395	143	538	294	105	2,464

*
Segment was previously "Plastics & Fibers" until April 30, 2003.

**
Return on operating assets is defined as income from operations of a segment / average operating assets.

Geographical Segment Data

	Europe	Thereof Germany	North America (NAFTA)	South America	Asia, Pacific Area, Africa	Total
	(Million €)
2004
Location of customers
Sales	20,967	7,382	8,182	2,064	6,324	37,537
Change (%)	9.7	4.4	14.2	16.9	19.0	12.5
Share (%)	55.9	19.7	21.8	5.5	16.8	100.0
Location of companies
Sales	22,482	15,216	8,165	1,733	5,157	37,537
Sales including transfers	25,562	17,775	8,655	1,808	5,456	41,481
Income from operations	3,961	2,903	246	296	353	4,856
Assets	20,618	13,528	7,026	1,395	4,877	33,916
Additions to tangible and intangible fixed fixed assets	1,138	780	258	81	563	2,040
Depreciation of tangible and intangible assets	1,472	882	630	111	257	2,470
2003
Location of customers
Sales	19,120	7,073	7,163	1,765	5,313	33,361
Change (%)	8.0	1.9	(8.3)	6.3	5.2	3.6
Share (%)	57.3	21.2	21.5	5.3	15.9	100.0
Location of companies
Sales	20,372	14,070	7,214	1,472	4,303	33,361
Sales including transfers	22,879	16,278	7,778	1,537	4,572	36,766
Income from operations	2,224	1,642	10	206	218	2,658
Assets	20,370	12,365	7,215	1,327	4,690	33,602
Additions to tangible and intangible fixed assets	2,255	961	429	65	667	3,416
Depreciation of tangible and intangible assets	1,477	866	630	107	238	2,452
2002
Location of customers
Sales	17,697	6,944	7,808	1,660	5,051	32,216
Change (%)	(1.6)	(3.7)	2.0	(24.1)	8.1	(0.9)
Share (%)	54.9	21.6	24.2	5.2	15.7	100.0
Location of companies
Sales	18,987	13,315	7,932	1,347	3,950	32,216
Sales including transfers	21,471	15,588	8,465	1,449	4,241	35,626
Income from operations	2,357	1,690	23	58	203	2,641
Assets	19,665	13,438	9,299	1,316	4,806	35,086
Additions to tangible and intangible fixed assets	1,997	1,008	373	88	597	3,055
Depreciation of tangible and intangible fixed assets	1,317	855	812	80	255	2,464

5.    Other operating income

	2004	2003	2002
	(Million €)
Release and adjustment of provisions	156.3	170.4	107.2
Income from miscellaneous revenue-generating activities	71.7	56.6	114.5
Gains from foreign currency transactions	38.5	48.3	41.8
Gains from foreign currency conversion	12.1	80.6	152.6
Gains from disposal of assets and divestitures	448.7	23.2	22.6
Other	216.5	181.4	277.3
Total	943.8	560.5	716.0

        Release and adjustment of provisions relate principally to sales and purchase provisions, personnel cost provisions, maintenance provisions and various other items in the normal course of business.

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

        Gains from the disposal of assets and divestitures in 2004 are primarily related to the sale of the printing systems business in the Performance Products division. Gains in 2003 are primarily related to the sale of the soil conditioner business in the Agricultural Products & Nutrition segment. Gains in 2002 were related to the ordinary course of business.

        Other includes reversal of valuation allowances on receivables, miscellaneous sales and various other sundry items.

6.    Other operating expenses

	2004	2003	2002
	(Million €)
Integration and restructuring measures	542.8	460.9	276.6
Environmental protection and safety measures, costs of demolition of fixed assets and costs related to the preparation of capital expenditure projects	167.7	179.7	269.1
Amortization of intangible assets and depreciation of tangible fixed assets	300.8	311.1	358.9
Costs from miscellaneous revenue-generating activities	69.7	56.8	112.1
Losses from foreign currency transactions	25.3	45.5	258.7
Losses from foreign currency conversion	44.1	114.9	68.2
Losses from disposal of assets	12.2	23.6	25.7
Other	413.5	408.2	506.4
Total	1,576.1	1,600.7	1,875.7

        Integration and restructuring measures concern efficiency improvement measures related to the Ludwigshafen Site Project and restructuring measures in the NAFTA region, as in the previous year.

        Measures in 2003 additionally included integration costs for the acquired fipronil crop protection business.

        Measures in 2002 additionally included several measures in the Agricultural Products & Nutrition segment.

        Environmental protection measures of €26.0 million in 2004, €9.6 million in 2003, and €10.3 million in 2002 were accrued. Further expenses are related to the cost of demolition of fixed assets as well as the preparation of capital expenditure projects if these costs did not fulfill the requirements for capitalization.

        Costs from miscellaneous revenue-generating activities represent costs related to other miscellaneous revenue-generating activities as shown in Note 5.

        Other expenses includes in 2004 as in the previous year, primarily valuation adjustments in accounts receivable, provisions for litigation risks, the write-off of no longer usable inventories, and many other items.

        In 2002, provisions of €100 million for damage claims associated with antitrust violations in the vitamins business were accrued. Further charges relate in particular to amortization of intangible assets as well as various other items.

7.    Financial result

	Year Ended December 31,
	2004	2003	2002
	(Million €)
Income from participating interests and similar income	49.8	126.3	131.8
Thereof from affiliated companies	11.7	21.4	18.1
Income from profit transfer agreements	2.3	2.7	10.3
Losses from loss transfer agreements	(15.3)	(12.7)	(8.1)
Income (losses) from companies accounted for under the equity method	25.9	(122.8)	(10.2)

Net income (loss) from financial assets	62.7	(6.5)	123.8

Write-down of, and losses from, retirement of financial assets as well as securities held as current assets	(671.3)	(260.4)	(31.2)

Income from other securities and financial assets	7.8	9.9	17.2
Thereof from affiliated companies	0.9	2.9	3.7
Other interest, income from sale of marketable securities and similar income	111.8	131.3	274.0
Thereof from affiliated companies	5.3	6.5	11.2
Interest and similar expenses	(347.5)	(364.5)	(383.6)
Thereof to affiliated companies	(10.5)	(12.5)	(21.0)

Interest result	(227.9)	(223.3)	(92.4)
Financial result	(836.5)	(490.2)	0.2

        Income from participating interests and similar income included disbursements from unconsolidated group companies, as well as dividends from participating interests. Shares in participating interests were sold in 2003 resulting in income from participating interests and similar income of €41.7 million.

        In 2002, income from participating interests and similar income included special income of €85.5 million from the sale of BASF Waren- und Anlagenvertriebs- und -leasing Gesellschaft mbH.

        Amortization of goodwill of companies accounted for under the equity method totaled €50.6 million in 2004, in particular for Basell and the biotechnology companies. Amortization for amounted to €74.3 million in 2003 (2002: €87.7 million).

        Write-down of, and losses from, retirement of financial assets as well as securities held as current assets in 2004 relate primarily to Basell N.V., the Netherlands, and to a lesser extent, Svalöf Weibull AB, Sweden, and in 2003 to a write-down for the participation in DyStar Textilfarben GmbH & Co. Deutschland KG and DyStar Textilfarben GmbH.

        The interest result in 2004 contains an expense of €35.0 million for an interest rate hedge for refinancing financial debts. Expenses from the disposal of DAX-LIBOR swaps are also included in the interest result. In 2004, valuation of DAX-LIBOR swaps at their fair values produced expenses of €5.6 million, while in 2003 they produced income of €28.0 million, following a loss of €48.0 million in 2002.

8.    Income taxes

	2004	2003	2002
	(Million €)
German corporate income tax	539.7	378.5	389.8
German trade income tax	236.6	131.7	65.9
Foreign income tax	484.9	293.2	261.5
Income taxes on oil-producing operations noncompensable with German corporate income tax	667.7	504.8	427.1
Taxes for prior years	(16.1)	(10.3)	(53.8)

Current taxes	1,912.8	1,297.9	1,090.5

Deferred taxes	92.7	(106.4)	(48.3)

Income taxes	2,005.5	1,191.5	1,042.2

Other taxes	150.4	151.8	168.4
Tax expense	2,155.9	1,343.3	1,210.6

        "Other taxes" includes real estate taxes and other comparable taxes; they are shown under the appropriate functional costs of the statement of income.

        Income before taxes and minority interests is broken out as follows between regions.

	2004	2003	2002
	(Million €)
Germany	2,175.5	1,332.1	1,858.2
Foreign	1,843.6	835.9	782.7
Total	4,019.1	2,168.0	2,640.9

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

        For German companies, deferred taxes are calculated using a tax rate of 38%. For foreign companies, deferred taxes are calculated using the tax rates applicable in the individual foreign countries. Such rates averaged 29% in 2004, 33% in 2003, and 30% in 2002.

        Income from dividends is up to 95% exempt from additional German corporate income tax. Income taxes on oil-producing operations in certain regions, which can amount to up to 85%, may be compensated up to the level of the German corporate income tax on this foreign taxable income. The non-compensable amount is shown separately in the reconciliation from the statutory tax rate in Germany to the effective tax rate.

Reconciliation from the statutory tax rate in Germany to the effective tax rate

	2004		2003		2002
	Million €	%	Million €	%	Million €	%
German corporate income tax according to the scaled rate	1,004.8	25.0	542.0	25.0	660.2	25.0
Additional corporate tax due to the German Flood Victim Solidarity Act	–	–	18.6	0.9	–	–
Solidarity surcharge	28.3	0.7	18.1	0.8	20.5	0.8
Credit for dividend distribution	–	–	124.2	5.7	(124.2)	(4.7)
German trade income tax net of corporate income tax	177.5	4.4	98.8	4.6	49.5	1.9
Foreign tax-rate differential	66.2	1.6	64.2	3.0	37.1	1.4
Non-taxable income	(209.2)	(5.1)	(82.5)	(3.8)	(190.8)	(7.2)
Non-deductible expenses, including amortization of goodwill	329.8	8.3	139.4	6.4	130.6	4.9
Loss from companies accounted for under the equity method	(6.4)	(0.2)	30.7	1.4	2.6	0.1
Taxes for previous years	(16.1)	(0.4)	(134.5)	(6.2)	(53.8)	(2.0)
Income taxes on oil-producing operations noncompensable with German corporate income tax	667.7	16.6	504.8	23.3	427.1	16.2
Other	(37.1)	(1.0)	(132.3)	(6.1)	83.4	3.1
Income taxes/effective tax rate	2,005.5	49.9	1,191.5	55.0	1,042.2	39.5

        Deferred tax assets on tax loss carryforwards including those for prior years are recorded. If expected future earnings of a company make it more likely than not that the future tax benefits will not be realized, adequate valuation allowances are established. Deferred taxes result from the following temporary differences between tax and book valuation methodologies:

Deferred tax assets

	2004	2003
	(Million €)
Intangible assets	(10.9)	5.4
Property, plant and equipment	(407.3)	(424.6)
Financial assets	(10.2)	37.4
Inventories and accounts receivable	(56.0)	77.5
Provisions for pensions and similar obligations	255.8	112.2
Other provisions and liabilities	508.6	567.4
Loss carryforwards	816.7	794.6
Securities and others	231.8	248.9
Valuation allowances	(117.6)	(171.8)
Thereof for loss carryforwards	(41.6)	(72.8)
Total	1,210.9	1,247.0
Thereof short-term	280.7	428.6

        Deferred tax liabilities are included in "provisions for taxes" in the Consolidated Balance Sheets.

Deferred tax liabilities

	2004	2003
	(Million €)
Intangible assets	99.6	119.7
Property, plant and equipment	287.6	325.0
Other	65.9	39.2
Total	453.1	483.9
Thereof short-term	76.3	67.0

        The regional distribution of tax loss carryforwards is as follows:

Tax loss carryforwards

	2004	2003
	(Million €)
German subsidiaries	26.3	37.5
Foreign subsidiaries	2,142.4	2,087.9
Total	2,168.7	2,125.4

        German tax losses may be carried forward indefinitely. Foreign loss carryforwards exist primarily in North America (NAFTA). These expire starting in 2020.

9.  Minority interests

	2004	2003	2002
	(Million €)
Minority interests in profits	147.2	106.2	125.0
Minority interests in losses	16.6	39.9	30.7
Total	130.6	66.3	94.3

        Minority interests in profits relate primarily to the Group companies engaged in trading and distribution of natural gas, and to the operating company for the steam cracker in Port Arthur, Texas.

        Minority interests in losses in 2003 and 2002 are mainly related to BASF SONATRACH PropanChem S.A., Spain.

        See Note 20 for a detailed analysis of consolidated subsidiaries with minority shareholdings.

10.  Other information

Additional information on statements of cash flows

        Cash generated from operating activities was derived after net interest payments of €226.6 million in 2004, €276.3 million in 2003 and €281.8 million in 2002. Income taxes paid totaled €1,543.0 million in 2004, €1,013.1 million in 2003 and €1,021.2 million in 2002.

Personnel costs

	2004	2003	2002
	(Million €)
Wages and salaries	4,579.1	4,653.5	4,751.3
Social security contributions and expenses for pensions and assistance	1,239.4	1,237.1	1,223.6
Thereof for pensions	430.9	432.7	424.2
Total	5,818.5	5,890.6	5,974.9

        German Group companies incurred costs for employee representatives to comply with statutory regulations of €11.2 million in 2004, €10.5 million in 2003 and €11.3 million in 2002.

Average number of employees

	Fully Consolidated Companies			Proportionally Consolidated Companies
	2004	2003	2002	2004	2003	2002
Europe	59,521	60,954	62,461	252	251	254
Thereof Germany	47,830	49,339	50,504	14	15	16
North America (NAFTA)	11,002	12,657	13,661	488	613	724
South America	4,848	5,053	5,391	–	–	–
Asia, Pacific Area, Africa	8,325	8,480	8,389	1,912	1,182	1,016
BASF Group	83,696	87,144	89,902	2,652	2,046	1,994
Thereof with trainee contracts	2,549	2,669	2,752	2	2	6
Thereof with limited-term contracts	1,738	1,750	1,838	233	390	164

        The number of employees of proportionally consolidated companies is shown above in full. If they are taken into account at 50%, the average number of personnel for the Company was 85,022 in 2004, 88,167 in 2003 and 90,899 in 2002.

        As a result of the acquisition of Honeywell's business with engineering plastics in 2003, 263 employees transferred to BASF. At the same time, 140 BASF employees transferred to Honeywell as part of the sale of the fibers business. In 2004, 1,214 additional BASF employees transferred to Honeywell.

        As a result of the printing systems sale, the number of employees was reduced by 2,029 in 2004.

Compensation for the Board of Executive Directors and Supervisory Board of BASF Aktiengesellschaft

	2004	2003	2002
	(Million €)
Board of Executive Directors emoluments	14.0	11.9	13.6
Thereof fixed payments	4.8	4.6	4.4
Thereof performance-related payments	9.2	7.3	9.2
Exercise of option rights by the Board of Executive Directors	0.6	2.3	1.7
Supervisory Board emoluments	2.7	2.2	2.2
Thereof fixed payments	0.5	0.5	0.5
Thereof performance-related payments	2.2	1.7	1.7
Total emoluments of former members of the Board of Executive Directors and their surviving dependents	6.0	6.7	5.0
Exercise of option rights by former members of the Board of Executive Directors and their surviving dependents	1.3	1.3	1.1
Pension provisions for former members of the Board of Executive Directors and their surviving dependents	69.9	58.1	55.7
Loans to the Board of Executive Directors and the Supervisory Board	–	–	–
Contingent liabilities for the benefit of the Board of Executive Directors and the Supervisory Board	–	–	–

        The criterion used to determine the size of performance-related bonuses is the return on assets, which corresponds to income from ordinary activities plus interest expenses as a percentage of average assets.

        In 2004, the members of the Board of Executive Directors were also granted 120,356 options under the BASF stock option program. Together with the options granted in previous years, and the options already exercised, current and former members of the Board of Executive Directors hold 548,194 options. In 2004, the issue of options resulted in additional personnel costs totaling €3.9 million. Of this amount, €0.9 million was related to options issued in 2004, and €3.0 million to options issued in 1999 through 2003.

        In 2004, the exercising of options granted in 1999 and 2000 resulted in cash payments totaling €0.6 million to members of the Board of Executive Directors and €1.3 million to previous members or their surviving dependents. The cash payments do not influence personnel costs associated with the issuing of options, as the payments were charged against provisions established for this purpose in previous years. See Note 26 for further details.

        The Board of Executive Directors and the Supervisory Board of BASF Aktiengesellschaft issued a compliance statement with regard to the German Corporate Governance Code in accordance with Section 161 of the German Stock Corporations Act. For additional information please see page 137 of the financial report.

        The members of the Board of Executive Directors and the Supervisory Board as well as their memberships on other supervisory boards are shown in "Item 6."

11.  Intangible assets

	Concessions, Trademarks and Similar Rights and Values*	Goodwill	Advance Payments	Total
	(Million €)
Acquisition costs
Balance as of January 1, 2004	3,030.5	2,704.6	1.6	5,736.7
Change in scope of consolidation	43.1	2.9	–	46.0
Additions	77.9	16.6	15.7	110.2
Disposals	127.4	198.5	0.1	326.0
Transfers**	(24.4)	(93.2)	(0.5)	(118.1)

Balance as of December 31, 2004	2,999.7	2,432.4	16.7	5,448.8

Amortization
Balance as of January 1, 2004	1,276.1	666.2	1.2	1,943.5
Change in scope of consolidation	2.7	1.7	–	4.4
Additions	359.7	150.9	0.1	510.7
Disposals	122.2	190.2	–	312.4
Transfers**	(10.7)	(24.8)	–	(35.5)

Balance as of December 31, 2004	1,505.6	603.8	1.3	2,110.7
Net book value as of December 31, 2004	1,494.1	1,828.6	15.4	3,338.1

Acquisition costs
Balance as of January 1, 2003	2,458.8	2,949.7	13.8	5,422.3
Change in scope of consolidation	44.5	(12.8)	–	31.7
Additions	761.7	360.4	0.2	1,122.3
Disposals	139.0	319.6	–	458.6
Transfers**	(95.5)	(273.1)	(12.4)	(381.0)

Balance as of December 31, 2003	3,030.5	2,704.6	1.6	5,736.7

Amortization
Balance as of January 1, 2003	1,079.9	876.6	1.2	1,957.7
Change in scope of consolidation	–	(2.1)	–	(2.1)
Additions	333.4	167.3	–	500.7
Disposals	106.6	305.3	–	411.9
Transfers**	(30.6)	(70.3)	–	(100.9)

Balance as of December 31, 2003	1,276.1	666.2	1.2	1.943.5
Net book value as of December 31, 2003	1,754.4	2,038.4	0.4	3,793.2

*
Including licenses on such rights and values

**
Transfers including foreign currency translation adjustments in those cases where the conversion took place at current exchange rates.

        Additions in 2004 primarily relate to the acquisition of the polyurethane foams business from Foam Enterprises, Inc., United States (goodwill of €12 million in the Plastics segment). Additions in 2003 primarily relate to the acquisition of the fipronil crop protection business from Bayer CropScience (goodwill of €302 million in the Agricultural Products segment) and the purchase of the worldwide engineering plastics business from Honeywell, United States (goodwill of €58 million in the Plastics segment).

        Disposals in 2004 relate mainly to the Phenoxy herbicides business. Net disposals of goodwill of €14 million in 2003 relates to the sale of the soil improvements products business in the Agricultural Products segment.

        On December 31, 2004, the carrying value of goodwill is allocated primarily to the following reportable segments: Plastics, € 106 million (2003: €118 million); Performance Products; €213 million (2003: €253 million); Agricultural Products, € 1,419 million (2003: €1,567 million); and Oil & Gas, €60 million (2003: €64 million).

12.  Property, plant and equipment

	Land, Land Rights and Buildings Including Buildings on Land Owned by Others	Machinery and Technical Equipment	Miscellaneous Equipment and Fixtures	Advance Payments and Construction in Progress	Total
	(Million €)
Acquisition costs
Balance as of January 1, 2004	6,314.2	28,458.5	2,699.5	2,099.9	39,572.1
Change in scope of consolidation	26.3	92.7	11.2	22.8	153.0
Additions	51.9	446.9	84.9	1,345.6	1,929.3
Disposals	225.6	663.2	194.3	30.4	1,113.5
Transfers*	54.7	559.1	(52.7)	(1,390.9)	(829.8)

Balance as of December 31, 2004	6,221.5	28,894.0	2,548.6	2,047.0	39,711.1

Depreciation
Balance as of January 1, 2004	3,744.6	20,544.6	2,205.7	7.3	26,502.2
Change in scope of consolidation	8.6	77.9	9.2	–	95.7
Additions	247.4	1,533.2	163.6	15.2	1,959.4
Disposals	170.5	555.5	174.3	0.3	900.6
Transfers*	(40.6)	(285.7)	(61.0)	(2.5)	(389.8)

Balance as of December 31, 2004	3,789.5	21,314.5	2,143.2	19.7	27,266.9
Net book value as of December 31, 2004	2,432.0	7,579.5	405.4	2,027.3	12,444.2

Acquisition costs
Balance as of January 1, 2003	6,488.3	29,231.7	2,780.0	2,099.5	40,599.5
Change in scope of consolidation	(4.5)	0.3	(0.8)	45.9	40.9
Additions	85.8	642.1	136.9	1,428.3	2,293.1
Disposals	171.5	1,127.9	147.8	25.4	1,472.6
Transfers*	(83.9)	(287.7)	(68.8)	(1,448.4)	(1,888.8)

Balance as of December 31, 2003	6,314.2	28,458.5	2,699.5	2,099.9	39,572.1

Depreciation
Balance as of January 1, 2003	3,814.2	20,782.7	2,251.3	6.6	26,854.8
Change in scope of consolidation	(3.8)	–	(0.9)	–	(4.7)
Additions	174.8	1,568.8	194.3	13.4	1,951.3
Disposals	129.0	1,043.0	134.0	12.7	1,318.7
Transfers*	(111.6)	(763.9)	(105.0)	.	(980.5)

Balance as of December 31, 2003	3,744.6	20,544.6	2,205.7	7.3	26,502.2
Net book value as of December 31, 2003	2,569.6	7,913.9	493.8	2,092.6	13,069.9

*
Transfers including foreign currency translation adjustments in those cases where the conversion took place at current exchange rates.

        Impairment losses in 2004 in the amount of €111.9 million relate to European plants in the Chemicals segment, as well business restructuring in the North America (NAFTA) region. Impairment losses in 2003 in the amount of €81.8 million relate to various production plants.

13.  Financial assets

Developments in 2004 Participations and Securities Held as Fixed Assets	Shares in Affiliated Companies	Shares in Associated Companies	Shares in participating Interests	Securities Held as Fixed Assets	Participations and Securities Held as Fixed Assets (Subtotal)
	(Million €)
Acquisition costs
Balance as of January 1, 2004	512.1	1,554.6	261.1	14.4	2,342.2
Change in scope of consolidation	(56.9)	5.4	7.8	–	(43.7)
Additions	7.7	28.7	2.7	1.2	40.3
Disposals	80.6	(0.6)	0.2	3.4	83.6
Transfers*	12.9	19.4	4.8	–	37.1

Balance as of December 31, 2004	395.2	1,608.7	276.2	12.2	2,292.3

Accumulated depreciation
Balance as of January 1, 2004	89.7	19.0	0.1	1.7	110.5
Change in scope of consolidation	0.2	–	.	.	0.2
Additions	28.5	565.8	20.2	–	614.5
Disposals	10.7	–	–	–	10.7
Transfers*	(7.8)	–	–	–	(7.8)

Balance as of December 31, 2004	99.9	584.8	20.3	1.7	706.7
Net book value as of December 31, 2004	295.3	1,023.9	255.9	10.5	1,585.6

Developments in 2004 Participations and Securities Held as Fixed Assets	Loans to Affiliated Companies	Loans to Associated Companies and Participating Interests	Other Loans and Investments	Loans and Other Investments (Subtotal)	Total Financial Assets
	(Million €)
Acquisition costs
Balance as of January 1, 2004	94.5	248.8	77.4	420.7	2,762.9
Change in scope of consolidation	(8.3)	–	–	(8.3)	(52.0)
Additions	78.6	14.0	13.9	106.5	146.8
Disposals	4.6	50.9	18.1	73.6	157.2
Transfers*	(6.7)	(6.5)	1.3	(11.9)	25.2

Balance as of December 31, 2004	153.5	205.4	74.5	433.4	2,725.7

Accumulated depreciation
Balance as of January 1, 2004	18.3	29.2	5.3	52.8	163.3
Change in scope of consolidation	42.8	–	–	42.8	43.0
Additions	4.6	7.3	0.8	12.7	627.2
Disposals	–	0.3	0.7	1.0	11.7
Transfers*	–	–	(0.2)	(0.2)	(8.0)

Balance as of December 31, 2004	65.7	36.2	5.2	107.1	813.8
Net book value as of December 31, 2004	87.8	169.2	69.3	326.3	1,911.9

*
Transfers including foreign currency translation adjustments in those cases where the conversion took place at current exchange rates.

        Within "shares in associated companies," write-downs primarily concern Basell N.V. the Netherlands, and Svalöf Weibull AB, Sweden.

Developments in 2003 Participations and Securities Held as Fixed Assets	Shares in Affiliated Companies	Shares in Associated Companies	Shares in Participating Interests	Securities Held as Fixed Assets	Participations and Securities Held as Fixed Assets (Subtotal)
	(Million €)
Acquisition costs
Balance as of January 1, 2003	684.0	1,848.8	279.2	13.1	2,825.1
Change in scope of consolidation	16.5	(9.5)	–	–	7.0
Additions	52.7	4.3	5.7	1.9	64.6
Disposals	235.7	6.5	23.8	0.1	266.1
Transfers*	(5.4)	(282.5)	–	(0.5)	(288.4)

Balance as of December 31, 2003	512.1	1,554.6	261.1	14.4	2,342.2

Accumulated depreciation
Balance as of January 1, 2003	47.9	1.0	0.1	1.7	50.7
Change in scope of consolidation	4.9	–	–	–	4.9
Additions	37.6	163.8	–	–	201.4
Disposals	0.2	0.2	–	–	0.4
Transfers*	(0.5)	(145.6)	–	.	(146.1)

Balance as of December 31, 2003	89.7	19.0	0.1	1.7	110.5
Net book value as of December 31, 2003	422.4	1,535.6	261.0	12.7	2,231.7

Developments in 2003 Participations and Securities Held as Fixed Assets	Loans to Affiliated Companies	Loans to Associated Companies and Participating Interests	Other Loans and Investments	Loans and Other Investments (Subtotal)	Total Financial Assets
	(Million €)
Acquisition costs
Balance as of January 1, 2003	125.6	301.7	79.2	506.5	3,331.6
Change in scope of consolidation	(52.0)	–	–	(52.0)	(45.0)
Additions	29.4	1.3	30.0	60.7	125.3
Disposals	2.9	33.2	24.2	60.3	326.4
Transfers*	(5.6)	(21.0)	(7.6)	(34.2)	(322.6)

Balance as of December 31, 2003	94.5	248.8	77.4	420.7	2,762.9

Accumulated depreciation
Balance as of January 1, 2003	14.2	14.7	3.1	32.0	82.7
Change in scope of consolidation	(7.2)	–	–	(7.2)	(2.3)
Additions	11.3	14.7	2.3	28.3	229.7
Disposals	–	0.2	0.2	0.4	0.8
Transfers*	–	–	0.1	0.1	(146.0)

Balance as of December 31, 2003	18.3	29.2	5.3	52.8	163.3
Net book value as of December 31, 2003	76.2	219.6	72.1	367.9	2,599.6

*
Transfers including foreign currency translation adjustments in those cases where the conversion took place at current exchange rates.

        In 2003, disposals of "Shares in affiliated companies" primarily concerned a capital reduction for BASF Future Business GmbH of €175.0 million. Transfers of "Shares in associated companies" include the participation in the DyStar Group, which was accounted for according to the equity method until September 2003. The holdings of the DyStar Textilfarben GmbH & Co. Deutschland KG and DyStar Textilfarben GmbH were accounted for as other assets, due to the intent to dispose of the assets. In 2004 these assets were disposed of.

Other financial assets

        The book and market values of available-for-sale "Securities held as fixed assets" and "Shares in participating interests" is summarized below:

	2004			2003
	Book Values	Market Values	Unrealized Gains	Book Values	Market Values	Unrealized Gains
	(Million €)
Fixed-term interest bearing securities	–	–	–	1.4	1.4	–
Mutual funds	9.7	9.8	0.1	8.6	8.4	(0.2)
Other shareholdings and securities	256.7	406.3	149.6	263.7	337.9	74.2
Total	266.4	416.1	149.7	273.7	347.7	74.0

        The disposal of available-for-sale securities generated a gain of less than €0.1 million in 2004, a gain of €41.7 in 2003, and neither proceeds nor gains in 2002.

14.  Inventories

	2004	2003
	(Million €)
Raw materials and factory supplies	1,018.1	910.5
Work-in-process, finished goods and merchandise	3,541.5	3,154.2
Construction in progress	61.4	71.8
Advance payments	5.4	14.6
Total	4,626.4	4,151.1

        "Work-in-process" and "Finished goods and merchandise" are combined into one item due to the production conditions in the chemical industry.

        The acquisition or production cost of raw materials, work-in-process, finished goods, and merchandise, were first valued at average cost in 2004.

15.  Receivables and other assets

	2004		2003
		Thereof Non-current		Thereof Non-current
	(Million €)
Accounts receivable, trade	5,511.0	2.1	4,954.0	13.2
Receivables from affiliated companies	443.9	–	575.5	–
Miscellaneous receivables and other assets	2,008.4	301.1	2,069.5	248.9
Thereof:
Receivables from associated companies and other participating interests	231.9	0.1	190.6	–
Other assets	1,776.5	301.0	1,878.9	248.9
Total	7,963.3	303.2	7,599.0	262.1

Composition of other assets

	2004	2003
	(Million €)
Tax refund claims	244.1	274.6
Loans and interest receivables	187.6	230.2
Deferrals from financial derivatives	896.0	833.6
Receivables from the sale of non-trade assets	38.6	80.8
Employee receivables	36.6	32.2
Rents and deposits	44.7	66.5
Insurance claims	2.9	21.2
Receivables with consortium partners	36.3	41.2
Other	289.7	298.6
Total	1,776.5	1,878.9

        Prepaid expenses amounted to €5.2 million in 2004, and €8.2 million in 2003.

Valuation allowances for doubtful accounts

	Balance as of January 1, 2004	Affecting Income		Not Affecting Income		Balance as of December 31, 2004
		Additions	Releases	Additions	Releases
	(Million €)
Accounts receivable, trade	333.0	81.3	55.8	12.7	34.9	336.3
Miscellaneous receivables and other assets	40.4	16.4	8.7	0.2	15.3	33.0
Total	373.4	97.7	64.5	12.9	50.2	369.3

	Balance as of January 1, 2003	Affecting Income		Not Affecting Income		Balance as of December 31, 2003
		Additions	Releases	Additions	Releases
	(Million €)
Accounts receivable, trade	389.3	81.8	72.4	6.5	72.2	333.0
Miscellaneous receivables and other assets	67.2	12.8	10.1	0.1	29.6	40.4
Total	456.5	94.6	82.5	6.6	101.8	373.4

	Balance as of January 1, 2002	Affecting Income		Not Affecting Income		Balance as of December 31, 2002
		Additions	Releases	Additions	Releases
	(Million €)
Accounts receivable, trade	491.9	173.7	152.1	22.4	146.6	389.3
Miscellaneous receivables and other assets	67.4	13.1	2.0	8.8	20.1	67.2
Total	559.3	186.8	154.1	31.2	166.7	456.5

        Additions and releases not affecting income related primarily to changes in scope of consolidation, to translation adjustments and write-offs of receivables previously written down.

16.  Marketable securities

	2004			2003
	Book Values	Market Values	Unrealized Gains	Book Values	Market Values	Unrealized Gains
	(Million €)
Fixed-term interest bearing securities	12.5	12.9	0.4	12.1	12.4	0.3
Shares	150.1	191.5	41.4	134.8	149.5	14.7
Other securities	0.2	0.2	–	–	–	–
Total	162.8	204.6	41.8	146.9	161.9	15.0

        There was no significant disposal of available-for-sale securities in 2004 or in 2003. The disposal of available-for-sale securities in 2002 generated proceeds of €492.3 million and a tax-free gain of €243 million.

Maturities of fixed-term securities

	2004		2003
	Book Values	Market Values	Book Values	Market Values
	(Million €)
Less than 1 year	–	–	–	–
Between 1 and 5 years	12.5	12.9	12.1	12.4
Total	12.5	12.9	12.1	12.4

17.  Prepaid expenses

	2004		2003
		Thereof Non-current		Thereof Non-current
	(Million €)
Discounts	7.4	5.3	10.3	7.4
Prepaid benefit cost	14.7	14.0	399.1	399.0
Miscellaneous	150.0	18.5	104.9	10.3
Total	172.1	37.8	514.3	416.7

        The discounts from the issuance of the 5.75% Euro Bond 2000/2005 and the 3.5% Euro Benchmark Bond 2003/2010 of BASF Aktiengesellschaft are capitalized and amortized as interest expense over the term of the underlying obligations.

        Prepaid benefit asset in 2003 resulted primarily from contributions to pension funds in North America (NAFTA). In connection with the change in pension accounting in 2004, these items were charged against equity as of January 1, 2004.

        Other prepaid expenses are related to prepayments of operating costs of €29.3 million in 2004 and €23.5 million in 2003, as well as prepaid insurance premiums of €23.2 million in 2004, and €11.8 million in 2003.

18.  Capital and reserves

Conditional capital

	2004	2003	2002
	(Million €)
January 1	425.3	429.2	432.4
Authorized Capital for the stock option program 1999/2000
Reduction resulting from exercise or expiration of option rights	(1.3)	(3.9)	(3.2)
December 31	424.0	425.3	429.2

Authorized capital

	2004	2003	2002
	(Million €)
January 1	500.0	500.0	500.0
Reduction due to cancellation of the prior authorization valid until May 1, 2004 to obtain authorized capital at the annual meeting on April 29, 2004	(500.0)
Increase due to authorization to obtain authorized capital at the annual meeting on April 29, 2004	500.0
December 31	500.0	500.0	500.0

Subscribed capital

	Outstanding Shares	Subscribed Capital	Capital Reserve
		(Million €)
Outstanding shares as of December 31, 2004	541,240,410	1,385.6	3,021.8
Repurchased shares intended to be cancelled	(800,000)	(2.1)	–
Outstanding shares as disclosed in the financial statements	540,440,410	1,383.5	3,021.8

        A total of 16,203,000 shares were repurchased in 2004, of which 15,403,000 shares were cancelled as of December 31, 2004, and the subscribed capital was reduced by the resulting attributable amount of €39.4 million. The remaining 800,000 shares were repurchased with the intent to cancel, therefore the subscribed capital is shown net of these shares.

Share repurchase

        The Board of Executive Directors received approval at the Annual Meeting on April 29, 2004, to repurchase BASF's shares to a maximum amount of 10% of subscribed capital by October 28, 2005. The shares shall be purchased on the stock exchange or through a public purchase offer addressed to all shareholders. If BASF shares are purchased on a stock exchange, the price paid for the shares may not be higher than the highest market price on the buying day and it may not be lower than 25% of that market price. In the case of a public purchase offer, the price offered by BASF may be a maximum of 25% higher than the highest market price on the third trading day prior to the publishing of the public purchase offer. This authorization supersedes the validity of the prior authorizations to repurchase BASF shares.

        In addition, the Board of Executive Directors has been authorized at the Annual Meeting to purchase shares through the use of put and call options. The price paid for options purchased may not exceed the theoretical value calculated with recognized financial models using the same assumptions, such as strike price, as the options themselves, while the price received for options sold may not fall beneath this value.

        In 2004, a total of 16,203,000 shares, or 2.9% of the issued shares were acquired. The average purchase price was €44.79 per share. Of these shares, a total of 15,403,000 shares were cancelled by December 31, 2004. The remaining 800,000 shares of BASF Aktiengesellschaft were acquired for the purpose of cancellation. Therefore, these shares were not capitalized, but rather the subscribed capital is shown net of these shares at December 31, 2004. During 2003, BASF purchased a total of 13,673,000 shares, or 2.4% of issued shares, at an average price of €36.55 per share. These were cancelled in 2003 and 2004.

        Aside from the repurchase of shares on the open market, BASF wrote 2,300,000 put options with an average price of €1.80 per option. These options expired out-of-the-money in 2004. The option premiums reduced the expense for repurchased shares by €4.1 million.

Conditional capital

        Of the conditioned capital, €384.0 million serves to fulfill the exercising of warrants related to option bonds. As of December 31, 2004, these option bonds had not been issued. The Board of Executive Directors was authorized at the Annual Meeting on April 26, 2001, to do so up until April 1, 2006. An additional €38.4 million is reserved to fulfill stock options granted under the BASF Stock Option Program (BOP) 2001/2005 to the members of the Board of Executive Directors and other senior executives of BASF and its subsidiaries; up to €1.6 million is reserved to fulfill stock options from the Stock Option Program 1999/2000.

Authorized capital

        At the Annual Meeting of April 29, 2004, shareholders authorized the Board of Executive Directors, with the approval of the Supervisory Board, to increase subscribed capital by issuing new shares in an amount of up to €500.0 million against cash or contribution in kind through May 1, 2009. The Board of Executive Directors is empowered to decide on the exclusion of shareholders' subscription rights, for these new shares.

Capital surplus

        Capital surplus includes premiums from the issuance of shares, the fair value of warrants attached to option bonds and negative goodwill from the capital consolidation resulting from acquisitions of subsidiaries in exchange for issue of BASF shares at par value.

19.  Retained earnings

	2004	2003	2002
	(Million €)
Legal reserves	258.6	243.2	224.6
Other retained earnings and profit retained	11,994.1	11,811.6	12,243.6
Total	12,252.7	12,054.8	12,468.2

        The changes in scope of consolidation reduced the legal reserves by less than €0.1 million in 2004, and increased them by €0.1 million in 2003, and reduced them by less than €0.1 million in 2002. Transfers from "Other retained earnings and profit retained" increased legal reserves by €15.5 million in 2004, €18.5 million in 2003, and by €18.0 million in 2002.

20.  Minority interests

		Equity Interest
		2004		2003
		%	(Million €)%		(Million €)
Company	Partner
WINGAS GmbH, Kassel, Germany	Gazprom, Moscow, Russia	35.0	80.6	35.0	70.5

Yangzi-BASF Styrenics Co. Ltd., Nanjing, China	Yangzi Petrochemical. Corp. Ltd., Nanjing, China	40.0	50.3	40.0	50.9

BASF India Ltd., Mumbai, India	Publicly traded shares	47.3	23.7	47.3	22.6

BASF PETRONAS Chemicals Sdn. Bhd., Petaling Jaya, Malaysia	PETRONAS (Petroliam Nasional Bhd.), Kuala Lumpur, Malaysia	40.0	89.6	40.0	157.0

BASF SONATRACH PropanChem S.A., Tarragona, Spain	SONATRACH, Algiers, Algeria	49.0	21.3	49.0	20.1

BASF FINA Petrochemicals Ltd., Port Arthur, Texas	Total Petrochemicals Inc., Houston	40.0	34.6	40.0	61.5

Shanghai BASF Polyurethane Company, Shanghai, China	Sinopec Shanghai Gao Qiao Petrochemicals Co., Shanghai, China Shanghai Hua Yi (Group) Company, Shanghai, China	30.0	20.4	–	–

Others			11.3		5.5

Total			331.8		388.1

21.  Provisions for pensions and similar obligations

        In addition to governmental pension schemes, most employees are entitled to Company pension benefits from defined contribution or defined benefit plans. Benefits generally depend on years of service, contribution or compensation and consider the legal, fiscal and economic conditions of the countries where companies are located. For BASF Aktiengesellschaft and other German subsidiaries, a basic level of benefits is provided by the legally independent funded plan, BASF Pensionskasse VVaG, which is financed by contributions of employees and the Company and the returns on its assets.

        For German Group subsidiaries, additional company pension commitments are financed primarily by pension provisions. In the case of non-German subsidiaries, pension entitlements are covered in some cases by pension provisions, but mainly by external insurance companies or pension funds.

        The measurement date for most of the pension plans is December 31 of the reporting period.

Assumptions used to determine the defined benefit obligation (weighted average)

	Germany		Foreign
	2004	2003	2004	2003
	Values in %
Interest rate	5.25	5.75	5.58	5.93
Projected increase of wages and salaries	2.50	2.50	3.80	3.88
Projected pension increase	1.50	1.50	0.51	0.60

Assumptions used to determine defined benefit cost (weighted average)

	Germany			Foreign
	2004	2003	2002	2004	2003	2002
	Values in %
Interest rate	5.75	5.75	6.00	5.93	6.58	7.09
Projected increase of wages and salaries	2.50	2.50	2.75	3.88	3.82	3.87
Projected pension increase	1.50	1.50	1.75	0.60	0.36	0.41
Expected return on plan assets	6.25	6.50	6.50	8.39	8.45	8.47

        Similar obligations refer to commitments by BASF's North American Group companies to provide for the costs of medical and life insurance benefits for employees and eligible dependents after retirement. They are based upon an actuarial valuation, considering the future cost trend and a discount rate of 5.75%.

        The assumptions regarding the overall expected long-term rate of return are based on forecasts of expected individual asset class returns and the desired portfolio structure. The forecasts are based on long-term historical average returns and take the current yield level and the inflation trend into consideration.

        The portfolio structure of the pension plan assets including the plan assets of BASF Pensionskasse (see Note 3c) is as follows:

Asset class

	Average Target Allocation (%)	Percentage of Plan Assets
	2005	2004	2003
Equities	45	45	44
Debt securities	44	48	47
Real estate	9	5	6
Other	2	2	3
Total	100	100	100

        The target asset allocation has been defined with asset liability studies and is reviewed regularly. This ensures that plan assets are aligned with plan liabilities, and that investment risk and legal requirements are taken into consideration. The current portfolio structure is generally oriented towards the Target Asset Allocation. In addition, current market views are taken into consideration. In order to mitigate investment risks and to benefit from a large number of return sources, individual investments are broadly globally diversified.

Development of the defined benefit obligation

	2004	2003
	(Million €)
Defined benefit obligation as of January 1	5,612.5	5,959.9
Service cost	136.2	121.8
Interest cost	327.5	335.0
Benefits paid	(442.2)	(403.7)
Participants' contributions	1.3	1.9
Change in actuarial assumptions	327.1	129.8
Settlements and other changes	66.9	(106.8)
Exchange rate changes	(124.0)	(425.4)
Defined benefit obligation as of December 31	5,905.3	5,612.5

Development of the plan assets

	2004	2003
	(Million €)
Plan assets as of January 1	2,147.3	2,210.7
Actual return on plan assets	263.9	402.8
Employer contributions	20.2	39.5
Participants' contributions	1.3	1.9
Benefits paid	(197.6)	(179.3)
Exchange rate changes	(111.1)	(317.3)
Other changes	9.9	(11.0)

Plan assets as of December 31	2,133.9	2,147.3

Non-capitalized pre-financing of foreign pension plans	(188.3)	(191.6)
Plan assets as of December 31	1,945.6	1,955.7

        The valuation of the pension fund assets of foreign pension produced the pre-financing shown above.

        The pension funds including BASF Pensionskasse, held securities that were issued by BASF Group companies, whose total market value amounted to €8.6 million on December 31, 2004 (2003: €7.7 million). No material transactions took place between the pension funds and BASF Group companies, or related companies in 2004.

        The funded status, excluding pre-financing, is as follows:

	2004	2003
	(Million €)
Defined benefit obligation as of December 31	5,905.3	5,612.5
Less pension fund assets as of December 31, excluding non-capitalized pre-financing	1,945.6	1,955.7

Funded status	3,959,7	3,656.8

Unrecognized amounts	(408.3)	(495.6)
Capitalized defined benefit asset	14.7	399.1

Provisions for pensions	3,566.1	3,560.3

Provisions for similar obligations	300.2	302.1
Provisions for pensions and similar obligations	3,866.3	3,862.4

        Unrecognized amounts refer in particular to actuarial gains or losses, and expenses due to prior service costs, which are amortized over the average remaining period of service of the pension recipients and the average vesting period, respectively. The aggregate accumulated benefit obligation and aggregate fair value of plan assets for plans with an accumulated benefit obligation (ABO) in excess of plan assets is shown below. Pension liabilities without asset funding relate predominately to pension plans in Germany that are covered by provisions.

	2004		2003
	ABO	Plan Assets	ABO	Plan Assets
	(Million €)
Unfunded pension plans	3,563.1	–	3,423.6	–
Partially funded pension plans	1,727.5	1,686.3	84.1	68.3

Total of pension plans that are not fully funded	5,290.6	1,686.3	3,507.7	68.3

Fully funded pension plans	372.2	447.6	1,927.2	2,079.0
Total	5,662.8	2,133.9	5,434.9	2,147.3

        Due to rising ABOs, the pension liabilities exceeded plan assets for the first time in 2004 for some pension plans, leading to their inclusion in the partially funded plan category. Payments for the pension liabilities as of December 31, 2004 have the following maturities:

(Million €)
2005	384.5
2006	389.0
2007	400.5
2008	410.2
2009	418.8
2010 through 2014	2,208.3
Total	4,211.3

Composition of the net periodic benefit cost

	2004	2003	2002
	(Million €)
Service cost	136.2	121.8	144.8
Interest cost	327.5	335.0	376.3
Expected return on plan assets	(172.0)	(206.3)	(223.2)
Amortization of prior service cost	6.1	13.4	17.5
Other amortization amounts	10.5	12.1	10.1
Settlement (gains)/losses	(17.6)	3.7	(24.5)

Expenses for defined benefit plans	290.7	279.7	301.0

Expenses for defined contribution plans	124.4	126.0	89.7
Expenses for similar obligations	15.8	27.0	33.5
Net periodic benefit cost	430.9	432.7	424.2

        The estimated contribution payments for defined benefit plans including BASF Pensionskasse for 2005 are €97.5 million.

22.  Other provisions

	2004		2003
		Thereof Current		Thereof Current
	(Million €)
Oil and gas production	435.6	–	448.8	–
Environmental protection and remediation costs	256.7	45.7	248.2	28.5
Personnel costs	1,582.2	928.2	1,333.9	770.0
Sales and purchase risks	750.4	748.7	745.4	739.3
Integration, shutdown and restructuring costs	305.9	297.8	339.2	307.2
Legal, damage claims, guarantees and related commitments	615.9	152.9	637.6	150.3
Maintenance and repair costs	147.6	50.1	143.7	58.0
Outstanding billings from suppliers	105.9	105.9	78.9	78.9
Other	357.5	262.6	270.5	188.2
Total	4,557.7	2,591.9	4,246.2	2,320.4

        Oil and gas production:    Accrued costs for filling of wells and the removal of production equipment after the end of production are accumulated individually using the unit of production method according to the amount of cumulative production.

        Environmental protection and remediation costs:    Expected costs for rehabilitating contaminated sites, water protection, recultivating landfills, removal of environmental contamination at existing production or storage sites and other measures.

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

        The movement in shutdown and restructuring provisions is as follows:

	Amount Accrued as of January 1, 2004	Amount Paid in 2004	Other Changes 2004	Amount Accrued as of December 31, 2004
	(Million €)
Severance	248.2	(116.9)	128.4	259.7
Plant closure and demolition	72.4	(16.1)	(20.6)	35.7
Other	18.6	(18.7)	10.6	10.5
Total	339.2	(151.7)	118.4	305.9

	Amount Accrued as of January 1, 2003	Amount Paid in 2003	Other Changes 2003	Amount Accrued as of December 31, 2003
	(Million €)
Severance	160.4	(92.6)	180.4	248.2
Plant closure and demolition	77.6	(28.2)	23.0	72.4
Other	7.3	(5.1)	16.4	18.6
Total	245.3	(125.9)	219.8	339.2

	Amount Accrued as of January 1, 2002	Amount Paid in 2002	Other Changes 2002	Amount Accrued as of December 31, 2002
	(Million €)
Severance	237.3	(105.4)	28.5	160.4
Plant closure and demolition	121.0	(58.6)	15.2	77.6
Other	63.1	(24.0)	(31.8)	7.3
Total	421.4	(188.0)	11.9	245.3

        Additions in 2004 consisted primarily of personnel measures at the Ludwigshafen site, as well as restructuring measures for Europe.

        Additions in 2003 consisted primarily of personnel measures at the Ludwigshafen site, as well as restructuring measures for corporate services in North America (NAFTA).

        Additions in 2002 consisted of personnel measures at the Ludwigshafen site, as well as restructuring measures in the Agricultural Products division.

        Amounts paid in 2004, 2003 and 2002 are related to the realization of restructuring measures initiated in the prior year.

        Guarantees, damage claims, legal and related commitments:    Provisions are recorded for the expected cost of outstanding litigation and claims of third parties, including regulatory authorities, other guarantees and warrantees for antitrust proceedings. The significant proceedings are described in Note 25.

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

        Provisions for shutdowns and major maintenance were as follows:

	Value on Jan 1, 2004	Amount Paid in 2004	Other Changes	Value on Dec 31, 2004
	(Million €)
Provisions for shutdowns and major maintenance	111.9	(26.9)	36.4	121.4

	Value on Jan 1, 2003	Amount Paid in 2003	Other Changes	Value on Dec 31, 2003
	(Million €)
Provisions for shutdowns and major maintenance	115.2	(48.6)	45.3	111.9

	Value on Jan 1, 2002	Amount Paid in 2002	Other Changes	Value on Dec 31, 2002
	(Million €)
Provisions for shutdowns and major maintenance	89.2	(26.5)	52.5	115.2

23.  Liabilities

Financial liabilities

	2004	2003
	(Million €)
5.75% Euro Bond 2000/2005 of BASF Aktiengesellschaft	1,250.0	1,250.0
3.50% Euro Benchmark Bond 2003/2010 of BASF Aktiengesellschaft	1,000.0	1,000.0
Other bonds	275.0	306.6
Commercial paper	–	54.0

Bonds and other liabilities to the capital market	2,525.0	2,610.6

Liabilities to credit institutions	778.3	896.1
Financial liabilities	3,303.3	3,506.7

        Financial liabilities are denominated predominantly in the following currencies:

	2004	2003
	(Million €)
U.S. dollars	540.4	677.0
Euros	2,368.5	2,453.0
Malaysian ringgit	17.7	98.8
Korean won	16.8	38.4
Chinese renminbi	276.3	138.6
Other	83.6	100.9
Total	3,303.3	3,506.7

        The weighted average interest rate on short-term borrowings was 4.2% on December 31, 2004 (2003: 4.4%). Financial liabilities have the following maturities as of December 31, 2004:

(Million €)
2005	1,452.2
2006	20.1
2007	14.6
2008	31.3
2009	28.1
Thereafter	1,757.0
Total	3,303.3

        The 3.5% Euro Benchmark Bond 2003/2010 of BASF Aktiengesellschaft was issued in July 2003 in the amount of €1,000 million. The 5.75% Euro Bond 2000/2005 of BASF Aktiengesellschaft was issued in July 2000 in the amount of €1,250 million.

        "Other bonds" consist primarily of industrial revenue and pollution control bonds that are used to finance investments in the United States. The weighted average interest rate of these bonds was 1.5% in 2004, 1.4% in 2003 and 2.1% in 2002.

        "Commercial paper" comprises BASF Aktiengesellschaft's commercial paper program.

Liabilities to credit institutions

        Liabilities to credit institutions relate to a large number of different credit institutions in various countries. Liabilities to credit institutions denominated in ringgit, won und renminbi result from the local financing of investments in Malaysia, Korea and China.

        The Company had committed and unused credit lines with variable interest rates of €3,460.9 million (thereof BASF AG €2,062.4 million) as of December 31, 2004, and €3,529.0 million (thereof BASF AG €2,107.0 million) as of December 31, 2003.

Miscellaneous liabilities

	2004		2003
		Thereof Current		Thereof Current
	(Million €)
Advances received on account of orders	102.7	102.7	65.6	65.6
Liabilities on bills	51.5	51.5	36.4	5.2
Liabilities to companies in which participations are held	158.6	158.2	177.2	154.7
Tax liabilities	335.3	335.3	320.2	320.2
Liabilities relating to social security	155.0	155.0	138.8	138.8
Non-trade liabilities of joint ventures to partners	567.9	128.9	487.6	104.8
Other miscellaneous liabilities	796.4	543.3	976.6	606.5

Total	2,167.4	1,474.9	2,202.4	1,395.8

Deferred income	350.9	114.3	369.8	145.2
Total miscellaneous liabilities and deferred income	2,518.3	1,589.2	2,572.2	1,541.0

        Liabilities to companies in which participations are held include the portion of liabilities that are not eliminated to jointly owned companies accounted for using the proportional consolidation method of €144.8 million as of December 31, 2004, and €140.1 million as of December 31, 2003. Further liabilities relating to associated companies accounted for under the equity or costs method were €13.8 million as of December 31, 2004, and €37.1 million as of December 31, 2003.

Maturities of liabilities

	2004		2003
	Current	Over 5 Years	Current	Over 5 Years
	(Million €)
Bonds and other liabilities to the capital market	1,257.6	1,264.9	63.6	1,289.2
Liabilities to credit institutions	194.6	492.1	448.2	59.1
Accounts payable, trade	2,208.1	–	2,046.0	–
Liabilities to affiliated companies	277.9	36.0	356.7	–
Advances received on account of orders	102.7	–	65.6	–
Liabilities on bills	51.5	–	5.2	–
Liabilities to companies in which participations are held	158.2	–	154.7	–
Other liabilities	1,162.5	457.8	1,170.4	503.5
Total	5,413.1	2,250.8	4,310.4	1,851.8

Collateralized liabilities

	2004	2003
	(Million €)
Liabilities to credit institutions	4.3	10.4
Miscellaneous liabilities	7.3	4.6
Total	11.6	15.0

        The above liabilities are collateralized by mortgages or securities. In addition, BASF Aktiengesellschaft has given covenants in favor of BASF Pensionskasse VVaG with regard to adhering to certain balance sheet ratios and to forgo encumbering property as security for creditors.

24.  Contingent liabilities and other financial obligations

        The contingent liabilities listed below are stated at nominal value.

Contingent liabilities

	2004	2003
	(Million €)
Bills of exchange	10.3	19.6
Thereof to affiliated companies	0.2	0.3
Guarantees	248.2	138.7
Warranties	69.6	44.7
Granting collateral on behalf of third-party liabilities	13.0	11.8
Total	341.1	214.8

Other financial obligations

	2004	2003
	(Million €)
Remaining cost of construction in progress	1,700.7	1,853.3
Thereof purchase commitment	378.6	505.2
Commitments from long-term rental and leasing contracts	812.4	936.7
Capital contribution and loan commitments	15.9	9.1
Repurchase commitments	–	247.5
Total	2,529.0	3,046.6

        BASF had payment commitments in 2004 to the non-consolidated BASF Huntsman Shanghai Isocyanate Investment B.V., Netherlands. BASF had payment commitments in 2003 to Shanghai BASF Polyurethane Company, China. In 2002 BASF had payment commitments to BASF Chemicals Company Ltd., China. Repurchase commitments in 2003 related to accounts receivable.

        Obligations from long-term rental and lease contracts are due as follows:

(Million €)
2005	171.0
2006	131.2
2007	94.2
2008	77.6
2009	64.7
2010 and thereafter	273.7
Total	812.4

Purchase commitments for raw materials and natural gas from long-term contracts

        The Company has entered into long-term purchase contracts for natural gas, the vast majority of which are coupled with long-term supply contracts to customers. In addition, the Company purchases raw materials globally, both on the basis of long-term contracts and in spot markets. In general, such commitments are at prices that are regularly adjusted to market conditions. The fixed and determinable portions of long-term purchase contracts with a remaining term of more than one year as of December 31, 2004, are as follows:

(Million €)
2005	7,447
2006	4,234
2007	3,062
2008	2,740
2009	2,549
2010 and thereafter	29,292
Total	49,324

        The increase in purchase commitments compared with the prior year primarily reflects the premature extensions of the long-term supply contracts until 2030 with Gazexport, a subsidiary of Gazprom.

25.  Litigation and claims

Antitrust Claims Relating to Vitamins

        In 1999 and in 2000, BASF Aktiengesellschaft as well as BASF Australia Ltd. entered into agreements with the United States Department of Justice, the Canadian Competition Bureau and the Australian Department of Justice by which BASF Aktiengesellschaft and BASF Australia Ltd. agreed to plead guilty to certain violations of antitrust laws relating to the sale of vitamin products in the respective countries. The relevant courts accepted the guilty pleas. On November 21, 2001, the European Commission imposed a fine of €296.2 million against BASF Aktiengesellschaft. BASF has appealed against this decision. Further proceedings are still pending in Brazil and Australia. On December 9, 2004, the European Commission imposed an additional fine of €35 million for violations of certain antitrust laws relating to the sale of vitamin B4 (choline chloride) in the mid nineties. BASF intends to appeal against this decision.

        All lawsuits in the U.S. in connection with said antitrust law violations filed by direct customers that purchased vitamins in the U.S. have been settled.

        State court class actions on behalf of indirect purchasers have been filed separately in approximately 28 U.S. states. In October 2000, class actions in 24 of these states, as well as related claims by various state government entities, were settled. Certain of indirect purchasers plaintiffs who did not wish to participate in these settlements or were not eligible to do so have filed suits. Nearly all of those suits have been settled. Further claims for damages are pending in France and Australia.

        For these proceedings the company has established provisions for the costs that it anticipates to be sufficient.

        BASF Aktiengesellschaft has been named as a defendant in Empagran S.A. v. F. Hoffman-LaRoche, Ltd., et al., a federal class action filed in the United States District Court for the District of Columbia purportedly on behalf of all persons who purchased vitamins from the defendants outside the United States between January 1, 1988 and February 1999. The Empagran complaint alleges that the plaintiffs were overcharged on their vitamins purchases as the result of a worldwide conspiracy among the defendants to fix vitamin prices. By decision dated June 7, 2001, the District Court for the District of Columbia dismissed the Empagran complaint for lack of subject matter jurisdiction. On January 17, 2003, a divided panel of the United States Court of Appeals for the District of Columbia Circuit reversed the District Court's ruling. The Court of Appeals held that the United States antitrust laws permit the assertion of federal subject matter jurisdiction over claims by foreign purchasers based on purchases made and purported damages felt outside the United States. BASF Aktiengesellschaft and the other defendants petitioned for a writ of certiorari to the United States Supreme Court. The Supreme Court granted the petition, and on June 14, 2004, vacated the Court of Appeals' ruling and remanded the case to the Court of Appeals by a 8-0 decision, which now will decide an issue that the Supreme Court did not address: whether the nature of the alleged link between foreign injury and domestic effects is legally sufficient to trigger application of the FTAIA's domestic-injury exception. The Court of Appeals issued a briefing schedule for the appeal on remand, with oral argument scheduled for April 20, 2005.

        If the Court of Appeals affirms the District Court's dismissal of the action, the proceedings would be terminated and the case dismissed. If, on the other hand, the Court of Appeals does not affirm the dismissal of the action, then BASF Aktiengesellschaft will vigorously defend the case at each stage of the proceedings, including but not limited to personal jurisdiction, venue, attempted certification of a world wide class, a number of liability issues and purported damages in various countries. An ultimate finding against BASF Aktiengesellschaft could cause considerable financial charges.

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

Meridia® Class Actions against BASF Corporation and BASF Aktiengesellschaft

        In various class actions in the U.S., KPC and BASF Corporation (and in two cases BASF Aktiengesellschaft) as well as Abbott Laboratories, Inc. and Glaxo Wellcome are being sued for an unknown amount of damages as well as for the reimbursement of costs for preventive medical check-ups. The claims are based on the possible hazardousness, alleged insufficient trials, and failures during the admission procedure of Meridia® (trade name of the obesity drug sibutramine). The legal proceedings are still at a very early stage. Both actions against BASF Aktiengesellschaft have been dropped or dismissed. BASF Corporation processed the drug for KPC by way of toll manufacture. Beyond this, BASF Corporation has no relationship with the product. The mere fact that BASF Corporation held the interest in KPC does not provide a sufficient basis for compensation claims. The overall material risk for BASF can be considered as rather low.

Additional Proceedings

        The Supreme Court of Minnesota in its decision dated February 19, 2004 upheld the verdict of the appellate court against BASF Corporation regarding payment of damages in an amount of $52 million. The court held that the sale of the plant protection products Poast® and Poast Plus® at different sales prices violated consumer protection laws. BASF believes that different sales prices are justified because the products are based on different patents and product registrations. BASF has filed a petition for a Writ of Certiorari seeking review by the United States Supreme Court. That petition is currently pending before the Court.

        In 2001, class action lawsuits against BASF Aktiengesellschaft and some of its affiliates had been filed at United States courts. It was alleged that sales of automotive refinish coatings had violated antitrust laws. The vast majority of these claims have been settled with favorable terms.

26.  Stock-based compensation

        BASF stock option program (BOP):    In 2004, BASF continued the BASF stock option program (BOP) for senior executives of the company worldwide. This program has existed since 1999. Approximately 1,000 senior executives, including the Board of Executive Directors, are currently entitled to participate in this program.

        To participate in the stock option program, each participant must hold as a personal investment BASF shares in the amount of 10% to 30% of his or her individual variable compensation. The number of shares is determined by the amount of variable compensation designated by the participant and the weighted average market price quotation for BASF shares on the first business day after the annual meeting, which was €42.73 on April 30, 2004 (base price).

        For each BASF share of the individual investment, a participant receives four options. Each option consists of two parts, right A and right B, which may be exercised if defined thresholds have been met: The threshold of right A is met if the price of the BASF share has increased by more than 30% in comparison to the base price (absolute threshold). The value of right A will be the difference between the market price of BASF shares at the exercise date and the base price; it is limited to 100% of the base price. Right B may be exercised if the cumulative percentage performance of BASF shares exceeds the percentage performance of the Dow Jones Global Chemicals Total Return Index (DJ Chemicals). The value of right B will be the base price of the option multiplied by twice the percentage outperformance of BASF shares compared to the DJ Chemicals index on the exercise date; the value of right B is limited to the closing price on the date of exercise, minus the calculated nominal value of the BASF share. Shares of the individual investments must be held for at least two years after the option's grant date.

        The options were granted on July 1, 2004 and can be exercised between July 1, 2006 and June 30, 2012. During the exercise period, it is not possible to exercise options during certain periods (closed periods). Each option right may only be exercised if the performance targets are achieved and may only be exercised once, meaning that if only one performance target is met and that option is exercised, the other option right expires. The maximum gain for a participant from the BOP program is limited to 10 times the original individual investment and will be principally settled in cash.

        The stock option programs BOP 1999 to BOP 2003 were structured in a similar way to the BOP 2004 program. The options may be exercised following a vesting period of two years (BOP 2001 - 2003) or three years (BOP 1999 and 2000).

        The benchmark index used to determine the value of right B for BOP 1999 and 2000 is the Dow Jones EURO STOXXSM Total Return Index (EURO STOXXSM). For BOP 2001, it was replaced by the DJ Chemicals Index, which is considered a more meaningful benchmark as a worldwide index for the chemical sector.

        Details on the fair value and the number of options issued are described below.

Fair value and parameters used as of December 31, 2004*

	BASF Stock Option Program
	2004	2003	2002
Fair value	€28.07	€25.49	€18.59
Dividend yield of BASF shares	2.64%	2.64%	2.64%
Risk free interest rate	3.51%	3.37%	3.22%
Volatility of BASF shares	27.57%	27.32%	25.03%
Volatility of: DJ Chemicals	17.97%	18.59%	16.24%
Correlation BASF quotation-DJ Chemicals	72.09%	72.92%	67.20%

*
It is assumed that the options will be exercised, based upon the potential gains.

        The fair value at the option grant date was €22.69 (BOP 2004), €16.82 (BOP 2003) and €30.30 (BOP 2002).

	2004		2003		2002
	Wt. Avg. Base Price (€)	Options	Wt. Avg. Base Price (€)	Options	Wt. Avg. Base Price (€)	Options
Number of options outstanding as of January 1	43.99	3,833,959	46.67	3,252,444	45.64	3,092,732
Number of options granted	42.73	1,115,964	38.94	1,413,816	46.70	837,280
Number of options lapsed*	43.15	64,464	45.60	78,480	45.86	67,700
Number of options exercised	45.02	241,994	45.92	753,821	41.60	609,868
Number of options outstanding as of December 31	43.64	4,643,465	43.99	3,833,959	46.67	3,252,444
Thereof exercisable options	45.46	312,181	45.26	557,739	41.60	459,356

*
Option rights lapse if the option holders no longer work for BASF or have sold part of their individual investment before the two-year holding period. They remain valid in the case of retirement.

        The weighted average maturity of the outstanding options was 5.70 years on December 31, 2004, 5.92 years on December 31, 2003 and 5.33 years on December 31, 2002. The base prices were within a range of €38.94 to €47.87 in 2004 and 2003, and €41.60 to €47.87 in 2002.

        In accordance with a resolution by the Board of Executive Directors and the Supervisory Board in 2002, stock options will be settled in cash instead of delivering shares. Options outstanding as of December 31, 2002, 2003 and 2004 are valued with the fair value as of the balance sheet date. This amount is accrued as a provision over the respective vesting period. An amount of €36.4 million was charged to income in 2004, €28.1 million in 2003, and €16.7 million in 2002.

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

        Details on the incentive share program are described below.

	BASF Incentive Share Program "Plus"
	2004	2003	2002
Number of shares held as individual investment as of January 1	2,091,400	1,624,460	1,130,680
Number of shares added to the individual investment	468,320	584,490	535,500
Number of subscription rights lapsed	154,490	117,550	41,720
Number of shares held as individual investment as of December 31	2,405,230	2,091,400	1,624,460

        The Company provides for the value of the free shares over the period until the shares are to be issued based on the year-end price of BASF shares.

        Compensation cost of €13.5 million was recorded in 2004, €10.8 million in 2003, and €5.7 million in 2002.

27.  Financial instruments and derivative instruments

        Derivative instruments:    The Company is exposed to foreign currency, interest rate and commodity price risks during the normal course of business. In cases where the Company intends to hedge against these risks, derivatives are used, including forward exchange contracts, currency options, interest rate/currency swaps or combined instruments, or commodity derivatives. In addition, derivative instruments are used to replace transactions in original financial instruments, such as shares or fixed- interest securities. Derivative instruments are only used if they have a corresponding underlying position or planned transaction arising from the operating business, cash investments and financing. The leverage effect that can be achieved with derivatives is deliberately not used. The derivative instruments held by the Company are not held for the purpose of trading.

        Where derivatives have a positive market value, the Company is exposed to credit risks in the event of non-performance of their counterparts. The credit risk is minimized by exclusively trading contracts with major creditworthy financial institutions and partners.

        To ensure efficient risk management, market risks are centralized at BASF Aktiengesellschaft, except when certain subsidiaries have been authorized to close derivative contracts under the principles mentioned above. The Company has developed and implemented internal guidelines based on the principles of separation of functions for completion and execution of derivative instruments.

        The risks arising from changes in exchange rates, interest rates, and prices as a result of the underlying transactions and the derivative transactions concluded to secure them are monitored constantly. The same is true of the derivative instruments, which are used to replace transactions in original financial instruments. For this purpose, market quotations or computer or mathematical models are used to determine the current market values not only of the underlying transactions but also of the derivative transactions and these are compared with each other.

        Foreign exchange and interest rate risk management:    Foreign currency derivatives are primarily aimed at hedging the exchange rate risk against the U.S. dollar, the Canadian dollar, the South African rand, the British pound, the Brazilian real, the Japanese yen, the Mexican peso, and the Korean won. Foreign exchange contracts, or combined interest/currency derivatives were entered into to hedge loans granted to group companies.

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

        Book and estimated fair values of financial instruments, for which it is practicable to estimate the fair value, were as follows:

	December 31, 2004		December 31, 2003
	Book Values	Fair Values	Book Values	Fair Values
	(Million €)
Assets
Financial assets (details, see Note 13)	1,911.9	2,061.6	2,599.6	2,673.6
Accounts receivable, trade and other assets	7,963.3	7,996.5	7,599.0	7,602.6
Marketable securities (details, see Note 16)	162.8	204.6	146.9	161.9
Cash and cash equivalents	2,085.9	2,085.9	480.6	480.6
Liabilities
Financial liabilities*	3,303.3	3,334.2	3,506.7	3,535.0
Accounts payable, trade and other liabilities	4,768.5	4,748.6	4,659.3	4,657.2

*
For the first time in 2004, the fair values were calculated without considering accrued interest. The prior year's figures were restated.

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

        Other assets in 2003 contained the book value of the DAX-LIBOR swaps in the amount of €54.4 million. The book value of the payment liabilities in 2003 was €56.7 million. In 2004, the DAX-LIBOR swaps were sold.

Breakdown of derivative financial instruments

	Nominal Values December 31,		Fair Values December 31,
	2004	2003	2004	2003
	(Million €)
Forward exchange contracts	5,265.3	5,068.7	541.1	366.8
Currency options	2,122.1	410.0	66.9	1.8

Foreign currency derivatives	7,387.4	5,478.7	608.0	368.6

Interest rate swaps	908.9	105.3	(43.8)	(8.2)
Interest rate/cross currency swaps	2,108.0	2,596.5	308.9	292.2

Interest rate derivatives	3,016.9	2,701.8	265.1	284.0

Commodity derivatives and other derivatives	355.5	633.4	(21.8)	7.9

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

        Provisions for probable losses from fluctuations of foreign exchange rates, interest rates or prices amounted to €42.1 million in 2004 and €2.2 million in 2003. The changes of the fair value of financial instruments and derivative contracts had been recognized as required by U.S. GAAP and the impact on net income and stockholders' equity in accordance to U.S. GAAP is disclosed in Note 3.

        Commodity derivatives are used to hedge raw material prices, e.g., for naphtha.

28.  Services provided by the external auditor

        BASF Group companies have used the following services of Deloitte & Touche:

	2004	2003
	(Million €)
Annual audit	11.7	11.7
Audit-related services	1.8	0.8
Tax consultation services	1.6	2.2
Other services	0.5	1.2
Total	15.6	15.9

        The annual audit concerned the audit of the annual financial statements of the BASF Group as well as the legally required audit of the financial statements of BASF Aktiengesellschaft and the consolidated subsidiary companies, and joint ventures.

        Audit-related services concerned billed services for due diligence, confirmation of the conformance to certain contractual obligations as well as examinations relating to documentation of the internal control systems required by the Sarbanes-Oxley Act.

        Tax consultation services primarily concerned tax consultation services in connection with planned or existing transactions, transfer price analysis, as well as consultation with employees on foreign delegation assignments.

        Other services concern amounts billed in connection with insurance damage claims as well as numerous other services.

Supplementary information concerning oil and gas producing activities (unaudited)

Oil and gas producing activities

        "Additional Petroleum Data" disclosures are presented in accordance with the provisions of SFAS 69, "Disclosure of Oil and Gas Producing Activities." Accordingly, volumes of reserves and production exclude royalty interests of third parties, and royalty payments are shown as reductions in revenues.

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

2004	Germany	Libya	Argentina	The Netherlands	Rest of World	Total	Rest of World (at Equity)
	(Million €)
Results of operations
/*/ Sales to consolidated companies	16	–	–	–	–	16	4
/*/ Sales to third parties	389	1,346	201	261	56	2,253	22
/*/ Royalties	48	158	20	5	12	243	4

Total sales	357	1,188	181	256	44	2,026	22

/*/ Production costs	88	134	46	58	6	332	7
/*/ Exploration expenses	7	33	15	64	74	193	2
/*/ Depreciation, depletion, amortization and valuation	42	25	21	93	4	185	2
/*/ Other	(4)	–	–	–	2	(2)	3

Total costs	133	192	82	215	86	708	14

Income before taxes	224	996	99	41	(42)	1,318	8
/*/ Income taxes	85	879	20	14	23	1,021	2
Income after taxes	139	117	79	27	(65)	297	6

2003	Germany	Libya	Argentina	The Netherlands	Rest of World	Total	Rest of World (at Equity)
	(Million €)
Results of operations
/*/ Sales to consolidated companies	11	–	–	–	11	5	–
/*/ Sales to third parties	402	1,105	179	194	53	1,933	14
/*/ Royalties	46	175	17	1	12	251	3

Total sales	367	930	162	193	41	1,693	16

/*/ Production costs	90	138	45	59	5	337	8
/*/ Exploration expenses	16	20	8	10	68	122	2
/*/ Depreciation, depletion, amortization and valuation	19	24	20	92	3	158	2
/*/ Other	(7)	4	–	(5)	4	(4)	0

Total costs	118	186	73	156	80	613	12

Income before taxes	249	744	89	37	(39)	1,080	4
/*/ Income taxes	95	632	19	13	25	784	1
Income after taxes	154	112	70	24	(64)	296	3

2002	Germany	Libya	Argentina	The Netherlands	Rest of World	Total	Rest of World (at Equity)
	(Million €)
Results of operations
/*/ Sales to consolidated companies	11	–	–	–	–	11	6
/*/ Sales to third parties	391	1,030	182	102	63	1,768	18
/*/ Royalties	41	197	19	0	13	270	3

Total sales	361	833	163	102	50	1,509	21

/*/ Production costs	85	135	48	30	7	305	8
/*/ Exploration expenses	20	38	–	12	41	111	2
/*/ Depreciation, depletion, amortization and valuation	50	54	15	37	7	163	3
/*/ Other	(5)	(7)	(19)	1	1	(29)	0

Total costs	150	220	44	80	56	550	13

Income before taxes	211	613	119	22	(6)	959	8
/*/ Income taxes	80	542	18	10	22	672	2
Income after taxes	131	71	101	12	(28)	287	6

Costs incurred in oil and gas property acquisition, exploration and development activities

        Costs incurred represent amounts capitalized or charged against income as incurred in connection with oil and gas property acquisition, exploration and development activities. Exploration and development costs include applicable depreciation of support equipment and sites used in such activities.

        The major portion of "Costs incurred 2002 resulting from Property acquisitions" shown under "Rest of World" represents the effect from the acquisition of Clyde Netherlands B.V. (purchase price allocation to assets before taxes).

2004	Germany	Libya	Argentina	The Netherlands	Rest of World	Total	Rest of World (at Equity)
	(Million €)
Costs incurred
Property acquisitions:
/*/ Proved	–	–	–	–	–	–	–
/*/ Unproved	–	–	–	–	–	–	–
Exploration	8	54	15	39	40	156	3
Development	58	61	45	61	3	228	–
Total costs	66	115	60	100	43	384	3

2003	Germany	Libya	Argentina	The Netherlands	Rest of World	Total	Rest of World (at Equity)
	(Million €)
Costs incurred
Property acquisitions:
Proved	–	–	–	€10	–	€10	–
/*/ Unproved	–	–	–	–	–	–	–
/*/ Exploration	13	43	8	28	28	120	2
Development	40	95	30	55	3	223	0
Total costs	53	138	38	93	31	353	2

2002	Germany	Libya	Argentina	The Netherlands	Rest of World	Total	Rest of World (at Equity)
	(Million €)
Costs incurred
Property acquisitions:
/*/ Proved	–	–	–	381	–	€381	–
/*/ Unproved	–	–	–	182	–	182	–
Exploration	10	51	5	24	45	135	2
Development	53	60	50	19	3	185	1
Total costs	63	111	55	606	48	883	3

Capitalized costs relating to oil and gas producing activities

        Capitalized costs represent total expenditures on proved and unproved oil and gas properties with related accumulated depreciation, depletion and amortization.

2004	Germany	Libya	Argentina	The Netherlands	Rest of World	Total	Rest of World (at Equity)
	(Million €)
Capitalized costs
Gross costs:
/*/ Proved properties	410	847	664	428	3	2,352	13
/*/ Unproved properties	5	–	–	197	30	232	–
/*/ Other equipment	468	33	–	276	167	944	2
Accumulated depreciation, depletion, amortization and valuation allowances:
/*/ Proved properties	324	517	430	171	–	1,442	6
/*/ Unproved properties	–	–	–	40	21	61	–
/*/ Other equipment	346	25	–	155	153	679	1
Total net costs	213	338	234	535	26	1,346	8

2003	Germany	Libya	Argentina	The Netherlands	Rest of World	Total	Rest of World (at Equity)
	(Million €)
Capitalized costs
Gross costs:
/*/ Proved properties	398	769	670	422	2	2,261	18
/*/ Unproved properties	5	–	–	189	6	200	–
/*/ Other equipment	425	29	–	221	160	835	3
Accumulated depreciation, depletion, amortization and valuation allowances:
/*/ Proved properties	305	477	426	98	–	1,306	9
/*/ Unproved properties	–	–	–	4	3	7	–
/*/ Other equipment	333	23	–	133	146	635	3
Total net costs	190	298	244	597	19	1,348	9

2002	Germany	Libya	Argentina	The Netherlands	Rest of World	Total	Rest of World (at Equity)
	(Million €)
Capitalized costs
Gross costs:
/*/ Proved properties	369	639	583	419	–	2,010	23
/*/ Unproved properties	13	–	–	191	6	210	–
/*/ Other equipment	450	44	–	164	159	817	2
Accumulated depreciation, depletion, amortization and valuation allowances:
/*/ Proved properties	288	445	395	30	–	1,158	10
/*/ Unproved properties	–	–	–	4	3	7	–
/*/ Other equipment	359	20	–	121	158	658	1
Total net costs	185	218	188	619	4	1,214	14

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

        The tables below show the estimated net quantities, calculated in compliance with Regulation S-X, Rule 4-10(a), as of December 31, 2002, 2003 and 2004 of the Company's proved oil and gas reserves and proved developed oil and gas reserves, as well as changes in estimated proved reserves as a result of production and other factors. The Company's reserves for 2002, 2003 and 2004 include reserves owned directly by the Company and its consolidated subsidiaries.

        The major portion of additions of reserves 2002 resulting from "Purchase of reserves" shown under "Rest of World" represents the effect from the acquisition of Clyde Netherlands B.V.

2004	Germany	Libya	Argentina	The Netherlands	Rest of World	Total	Rest of World (at Equity)
	(millions of barrels)
Estimated proved oil reserves
Proved developed and undeveloped reserves, beginning of year	93	407	52	0	10	562	14
/*/ Revisions and other changes	(1)	(11)	4	1	–	(7)	–
/*/ Extensions and discoveries	–	10	0	–	–	10	–
/*/ Improved recovery	–	–	–	–	–	–	–
/*/ Purchase of reserves	–	–	–	–	–	–	–
/*/ Sale of reserves	–	–	–	–	–	–	–
/*/ Production	10	44	8	0	2	64	1

End of year	82	362	48	1	8	501	13
Proved developed reserves, beginning of year	60	338	28	0	10	436	14
End of year	53	335	36	1	7	432	13
Estimated proved gas reserves (BSCF)
Proved developed and undeveloped reserves, beginning of year	453	226	1,463	253	16	2,411	–
/*/ Revisions and other changes	42	9	177	73	(3)	298	–
/*/ Extensions and discoveries	–	1	–	4	–	5	–
/*/ Improved recovery	–	–	–	–	–	–	–
/*/ Purchase of reserves	–	–	–	7	–	7	–
/*/ Sale of reserves	–	–	–	–	–	–	–
/*/ Production	56	19	110	72	1	258	–

End of year	439	217	1,530	265	12	2,463	–
Proved developed reserves, beginning of year	395	137	604	151	16	1,303	–
End of year	389	201	954	189	12	1,745	–

2003	Germany	Libya	Argentina	The Netherlands	Rest of World	Total	Rest of World (at Equity)
	(millions of barrels)
Estimated proved oil reserves
Proved developed and undeveloped reserves, beginning of year	92	410	50	1	12	565	17
/*/ Revisions and other changes	11	10	9	–	–	30	(1)
/*/ Extensions and discoveries	–	32	0	–	–	32	–
/*/ Improved recovery	–	–	–	–	–	–	–
/*/ Purchase of reserves	–	–	–	–	–	–	–
/*/ Sale of reserves	–	–	–	–	–	–	–
/*/ Production	10	45	7	1	2	65	2

End of year	93	407	52	0	10	562	14
Proved developed reserves, beginning of year	76	358	33	1	11	479	17
End of year	60	338	28	0	10	436	14
Estimated proved gas reserves (BSCF)
Proved developed and undeveloped reserves, beginning of year	482	208	1,341	328	–	2,359	–
/*/ Revisions and other changes	29	12	221	(53)	–	209	–
/*/ Extensions and discoveries	–	26	0	17	16	59	–
/*/ Improved recovery	–	–	–	–	–	–	–
/*/ Purchase of reserves	–	–	–	12	–	12	–
/*/ Sale of reserves	–	–	–	–	–	–	–
/*/ Production	58	20	99	51	–	228	–

End of year	453	226	1,463	253	16	2,411	–
Proved developed reserves, beginning of year	425	149	684	105	–	1,363	–
End of year	395	137	604	151	16	1,303	–

2002	Germany	Libya	Argentina	The Netherlands	Rest of World	Total	Rest of World (at Equity)
	(millions of barrels)
Estimated proved oil reserves
Proved developed and undeveloped reserves, beginning of year	101	427	39	0	15	582	19
/*/ Revisions and other changes	1	19	17	–	(1)	36	–
/*/ Extensions and discoveries	–	6	–	–	–	6	–
/*/ Improved recovery	–	–	–	–	–	–	–
/*/ Purchase of reserves	–	–	–	1	–	1	–
/*/ Sale of reserves	–	–	–	–	–	–	–
/*/ Production	10	42	6	–	2	60	2

End of year	92	410	50	1	12	565	17
Proved developed reserves, beginning of year	70	398	28	0	14	510	19
End of year	76	358	33	1	11	479	17
Estimated proved gas reserves (BSCF)
Proved developed and undeveloped reserves, beginning of year	500	172	1,225	134	–	2,031	–
/*/ Revisions and other changes	38	50	189	–	–	277	–
/*/ Extensions and discoveries	–	4	12	34	–	50	–
/*/ Improved recovery	–	–	–	–	–	–	–
/*/ Purchase of reserves	–	–	–	190	–	190	–
/*/ Sale of reserves	–	–	–	–	–	–	–
/*/ Production	56	18	85	30	–	189	–

End of year	482	208	1,341	328	–	2,359	–
Proved developed reserves, beginning of year	500	171	612	57	–	1,340	–
End of year	425	149	684	105	–	1,363	–

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

Standardized measure of discounted future net cash flows relating to proved oil and gas reserves

2004	Germany	Libya	Argentina	The Netherlands	Rest of World	Total	Rest of World (at Equity)
	(Million €)
Discounted future net cash flow
Revenues	2,647	9,169	2,384	958	176	15,334	170
Production/development costs	1,224	1,362	744	391	63	3,784	86
Income taxes	639	6,645	199	182	104	7,769	20
Future net cash flows	784	1,162	1,441	385	9	3,781	64
Discounted to present value at a 10% annual rate	187	398	636	56	0	1,277	22
Total	597	764	805	329	9	2,504	42

2003	Germany	Libya	Argentina	The Netherlands	Rest of World	Total	Rest of World (at Equity)
	(Million €)
Discounted future net cash flow
Revenues	2,669	8,174	1,670	854	213	13,580	165
Production/development costs	1,387	1,610	797	476	69	4,339	75
Income taxes	585	5,539	163	131	127	6,545	21
Future net cash flows	697	1,025	710	247	17	2,696	69
Discounted to present value at a 10% annual rate	150	368	331	27	1	877	25
Total	547	657	379	220	16	1,819	44

2002	Germany	Libya	Argentina	The Netherlands	Rest of World	Total	Rest of World (at Equity)
	(Million €)
Discounted future net cash flow
Revenues	3,213	9,809	1,887	1,090	239	16,238	163
Production/development costs	1,363	1,574	820	551	80	4,388	78
Income taxes	802	7,110	213	146	168	8,439	24
Future net cash flows	1,048	1,125	854	393	(9)	3,411	61
Discounted to present value at a 10% annual rate	252	426	354	116	(9)	1,139	23
Total	796	699	500	277	0	2,272	38

Summary of changes in standardized measure of discounted future net cash flows relating to proved oil and gas reserves

        The major portion of "Changes 2002 resulting from purchases (sales) of reserves in place – net shown" under the Netherlands represents the effect from the acquisition of Clyde Netherlands B.V.

2004	Germany	Libya	Argentina	The Netherlands	Rest of World	Total	Rest of World (at Equity)
	(Million €)
Summary of changes
Balance as of January 1	547	657	379	220	16	1,819	44
Sales and transfers of oil and gas produced, net of production costs	(269)	(1,054)	(135)	(198)	(38)	(1,694)	(15)
Net changes in price and in development and production cost	178	1,519	323	49	8	2,077	11
Extension, discoveries and improved recovery, less related costs	–	148	–	7	–	155	–
Revisions of previous quantity estimates	44	(152)	171	151	(1)	213	1
Development costs incurred during the period	62	62	45	61	3	233	0
Changes in estimated future development costs	(12)	(54)	(3)	36	(3)	(36)	(4)
Purchase (sales) of reserves in place – net	–	–	–	4	–	4	–
Accretion of discount	85	367	46	28	9	535	5
Net changes in income taxes	(38)	(729)	(21)	(29)	15	(802)	0
Other	–	–	–	–	–	–	–
Balance as of December 31	597	764	805	329	9	2,504	42

2003	Germany	Libya	Argentina	The Netherlands	Rest of World	Total	Rest of World (at Equity)
	(Million €)
Summary of changes
Balance as of January 1	796	699	500	277	0	2,272	38
Sales and transfers of oil and gas produced, net of production costs	(277)	(792)	(117)	(134)	(36)	(1,356)	(8)
Net changes in price and in development and production cost	(267)	(1,079)	(129)	(6)	(14)	(1,495)	2
Extension, discoveries and improved recovery, less related costs	–	269	0	37	20	326	–
Revisions of previous quantity estimates	106	126	35	(48)	4	223	0
Development costs incurred during the period	46	95	30	56	3	230	0
Changes in estimated future development costs	(108)	(8)	(31)	(4)	–	(151)	5
Purchase (sales) of reserves in place – net	–	–	–	8	–	8	–
Accretion of discount	118	458	60	37	11	684	5
Net changes in income taxes	132	890	31	(3)	28	1,078	2
Other	1	(1)	–	–	–	0	–
Balance as of December 31	547	657	379	220	16	1,819	44

2002	Germany	Libya	Argentina	The Netherlands	Rest of World	Total	Rest of World (at Equity)
	(Million €)
Summary of changes
Balance as of January 1	713	554	384	79	(1)	1,729	54
Sales and transfers of oil and gas produced, net of production costs	(276)	(698)	(115)	(72)	(43)	(1,204)	(13)
Net changes in price and in development and production cost	181	2,187	46	18	46	2,478	(6)
Extension, discoveries and improved recovery, less related costs	–	57	3	40	–	100	–
Revisions of previous quantity estimates	58	182	35	(12)	(11)	252	(3)
Development costs incurred during the period	61	63	50	3	3	180	1
Changes in estimated future development costs	–	(90)	59	(24)	(1)	(56)	(3)
Purchase (sales) of reserves in place – net	–	–	–	264	–	264	–
Accretion of discount	108	277	50	13	10	458	7
Net changes in income taxes	(49)	(1,833)	(8)	(32)	(3)	(1,925)	2
Other	–	–	(4)	–	–	(4)	(1)
Balance as of December 31	796	699	500	277	0	2,272	38

Item 19.    Exhibits

1.1	Articles of Association (Satzung) of BASF Aktiengesellschaft as amended to date (previously filed as Exhibit 2.1 to BASF Aktiengesellschaft's Registration Statement on Form 20-F dated May 25, 2000, File No. 1-15909).
4.2	List of subsidiaries of BASF Aktiengesellschaft (List of Shares Held 2004).
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification Chief Executive Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification Chief Financial Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

E-1

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 1, 2005	BASF AKTIENGESELLSCHAFT
By:

		Name:	Dr. Jürgen Hambrecht
		Title:	Chairman of the Board of Executive Directors
By:

		Name:	Dr. Kurt Bock
		Title:	Chief Financial Officer of the Board of Executive Directors

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
COMMITMENTS
BOARD OF EXECUTIVE DIRECTORS
SUPERVISORY BOARD
EMPLOYEES
MAJOR SHAREHOLDERS
RELATED PARTY TRANSACTIONS
CONSOLIDATED FINANCIAL STATEMENTS
EXPORT SALES
LEGAL PROCEEDINGS
DIVIDEND POLICY
SIGNIFICANT CHANGES
LISTING DETAILS
ARTICLES OF ASSOCIATION
EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
TAXATION
INFORMATION REPORTING AND BACKUP WITHHOLDING
DOCUMENTS ON DISPLAY
INTEREST RATE RISK MANAGEMENT
FOREIGN EXCHANGE RISK MANAGEMENT
MARKETABLE SECURITIES
COMMODITY PRICE RISKS
PART II
PART III
REPORT OF INDEPENDENT ACCOUNTANTS
BASF GROUP NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES