Form 20-F
period 2005-11-30
BASF AKTIENGESELLSCHAFT
filed 2006-03-14
CIK 1024148

As filed with the Securities and Exchange Commission on March 14, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-15050

BASF AKTIENGESELLSCHAFT

(Exact Name of Registrant as Specified in Its Charter)

BASF CORPORATION*

(Translation of Registrant’s name into English)

Federal Republic of Germany (Jurisdiction of incorporation or organization)	Carl Bosch Strasse 38 Ludwigshafen, GERMANY 67056 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares representing BASF ordinary shares of no par value	New York Stock Exchange

BASF ordinary shares of no par value	New York Stock Exchange **

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of  December 31, 2005, there were 514,379,000 BASF ordinary shares of no par value outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒  No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐  No ☒

Note—checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☒

*	BASF Corporation is also the name of a wholly owned subsidiary of the Registrant in the United States.
**	Not for trading, but only in connection with the registration of American Depositary Shares.

BASF Aktiengesellschaft is incorporated as a stock corporation organized under the laws of the Federal Republic of Germany. As used in this Annual Report, “BASF Aktiengesellschaft” refers solely to the ultimate parent company of the BASF Group. “BASF” refers to BASF Aktiengesellschaft and its consolidated subsidiaries.

The Consolidated Financial Statements of BASF are based on the International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB).

The reconciliation of significant deviations to U.S. generally accepted accounting principles (U.S. GAAP) is described in Note 5 to the Consolidated Financial Statements included in Item 18.

The translation of euros into dollars has been made solely for the convenience of the reader at the noon buying rate of the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2005, which was U.S. $1.1842 = €1.00. No representation is made that such amounts in euros could have been or could be converted into dollars at that or any other exchange rate on such date or any other dates.

Forward-Looking Information May Prove Inaccurate

This Annual Report contains certain forward-looking statements and information relating to BASF that are based on the current expectations, estimates and projections of its management and information currently available to BASF. These statements include, but are not limited to, statements about BASF’s strategies, plans, objectives, expectations, intentions, expenditures, and assumptions and other statements contained in this Annual Report that are not historical facts. When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” and “project” and other similar expressions are generally intended to identify forward-looking statements.

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

•                  changes in the composition of BASF Group companies, joint venture activities, divestitures, and the successful integration of acquisitions;

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

•                  changes in the degree of patent and other legal protection afforded to BASF’s products;

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

Many of these factors are macroeconomic in nature and are, therefore, beyond the control of BASF’s management. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. BASF does not intend, and does not assume any obligation, to update the forward-looking statements contained in this Annual Report.

PART I

Item 1.            Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.            Offer Statistics and Expected Timetable

Not applicable.

Item 3.                                     Key Information

SELECTED FINANCIAL DATA

The following selected financial data for the years 2005 and 2004 are excerpted from the Consolidated Financial Statements of BASF, which have been audited by Deloitte & Touche GmbH, independent accountants during this period. Starting from January 1, 2005 the accounting and reporting of the BASF Group is performed according to International Financial Reporting Standards (IFRS). Figures for 2004 have been restated accordingly. For further information, please see Note 3 of Item 18. Selected data are also provided in accordance with U.S. GAAP for the 2001 through 2005 reporting periods.

BASF’s accounting and valuation methods conform to U.S. GAAP to the extent permissible under IFRS. See Notes 1 and 5 to the Consolidated Financial Statements in Item 18 for further information. The selected financial data presented below in accordance with U.S. GAAP for the years 2004 and 2005 have been derived from the Consolidated Financial Statements included in Item 18. Data for 2001, 2002, and 2003 have been derived from prior years statements. The reconciliation of the differences between IFRS and U.S. GAAP is described in Note 5 to the Consolidated Financial Statements included in Item 18.

The translation of euros into U.S. dollars for 2005 has been made solely for the convenience of the reader at the noon buying rate of the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2005, which was U.S. $1.1842 = €1.00. No representation is made that such euro amounts could have been or could be converted into dollars at that or any other exchange rate on such date or any other dates.

	2005	2005	2004
	(Million € and Million $, except per share data and certain other data)
Income Statement Data
IFRS
Sales, net of natural gas taxes	$50,619	€42,745	€37,537
Gross profit on sales	15,605	13,178	11,815
Income from operations	6,904	5,830	5,193
Thereof special items	(365)	(308)	(37)
Financial result	114	96	(846)
Income before taxes and minority interests	7,018	5,926	4,347
Income before minority interests	3,752	3,168	2,133
Net income	3,561	3,007	2,004
Basic earnings per share	6.79	5.73	3.65

Balance Sheet Data
IFRS
Long-term assets	24,326	20,543	20,518
Short-term assets	17,914	15,127	14,930
Total assets	42,240	35,670	35,448
Stockholders’ equity	20,751	17,523	16,602
Thereof subscribed capital	1,560	1,317	1,383
Long-term liabilities	11,560	9,762	10,372
Short-term liabilities	9,929	8,385	8,474
Total stockholders’ equity and liabilities	42,240	35,670	35,448

Capital Expenditures and Depreciation
Additions to intangible assets and property, plant and equipment	2,988	2,523	2,163
Amortization of intangible assets and depreciation of property, plant and equipment	2,846	2,403	2,492

Key Ratios
Return on sales (%) (1)	13.6	13.6	13.8
Return on assets (%) (2)	17.7	17.7	13.2
Return on equity after taxes (%) (3)	18.6	18.6	12.9

(1)          Return on sales (%) is calculated by dividing income from operations by net sales. This ratio is synonymous with operating margin.

(2)          Return on assets (%) is calculated by dividing income before taxes and minority interests plus interest expenses by the average amount of total assets of the current and the previous year.

(3)          Return on equity after taxes (%) is calculated by dividing net income, excluding extraordinary income after taxes, by the average amount of stockholders’ equity of the current and the previous year.

	2005	2005	2004	2003	2002	2001
	(Million € and Million $, except per share data and certain other data)
U.S. GAAP
Net income*	$3,625	€3,061	€1,863	€1,320	€1,716	€5,655	**
Thereof from continuing operations*	3,625	3,061	1,863	1,320	1,716	(265)	**
Basic earnings per share*	6.90	5.83	3.39	2.35	2.96	9.38	**
Income from continuing operations per share*	6.90	5.83	3.39	2.35	2.96	(0.44)	**
Diluted earnings per share*	6.90	5.83	3.39	2.35	2.96	9.38	**
Stockholders’ equity*	21,250	17,945	17,159	17,324	18,040	18,659	**

*                  Change in accounting policy for inventories – Amounts in accordance with U.S. GAAP for 2001 through 2003 restated for the change in accounting for inventories. BASF Group is required to comply with the International Financial Reporting Standards (IFRS) for the 2005 reporting year due to a mandate by the European Union. In order to capture this development in the 2004 reporting year, IFRS have been followed to the greatest extent permissible under German GAAP. As the LIFO method is not allowed under IFRS, inventory valuation has been changed to the average cost method, which has also been adopted for U.S. GAAP. A change from the LIFO method to another method requires a restatement of previously reported financial information.

**            unaudited

Weighted Average of Shares Outstanding Used in Determining Earnings per Share:

	2005	2004	2003	2002	2001
Basic earnings per share	525,124,659	548,714,243	561,886,993	579,118,368	602,586,176
Diluted earnings per share	525,124,659	548,714,243	561,886,993	579,118,368	602,586,176

REPORTABLE OPERATING SEGMENT DATA

	2005	2005	2004
	(Million € and Million $)
Chemicals
Sales	$9,596	€8,103	€7,020
Income from operations	1,570	1,326	1,284
Thereof special items	(192)	(162)	(93)
Assets	7,278	6,146	5,219
Plastics
Sales	13,876	11,718	10,532
Income from operations	1,202	1,015	694
Thereof special items	(19)	(16)	(58)
Assets	7,862	6,639	6,187
Performance Products
Sales	9,790	8,267	8,005
Income from operations	1,022	863	1,128
Thereof special items	(32)	(27)	278
Assets	5,759	4,863	4,538
Agricultural Products and Nutrition
Thereof Agricultural Products
Sales	3,905	3,298	3,354
Income from operations	806	681	602
Thereof special items	12	10	(64)
Assets	6,106	5,156	4,985
Thereof Fine Chemicals
Sales	2,051	1,732	1,793
Income from operations	(69)	(58)	56
Thereof special items	(95)	(80)	(41)
Assets	1,754	1,481	1,308
Oil & Gas
Sales	9,066	7,656	5,263
Income from operations	2,854	2,410	1,643
Thereof special items	—	—	(10)
Assets	5,797	4,895	4,063
Others
Sales	2,334	1,971	1,570
Income from operations	(483)	(407)	(214)
Thereof special items	(39)	(33)	(49)
Assets	7,686	6,490	9,148
BASF Group
Sales	50,619	42,745	37,537
Income from operations	6,903	5,830	5,193
Thereof special items	(365)	(308)	(37)
Assets	42,241	35,670	35,448

Dividends

The following table lists the annual dividends payable per BASF Share in euros and the U.S. dollar equivalent for each of the years indicated. The table also discloses the dividend amount per BASF Share for 2005 proposed by the Supervisory Board and the Board of Executive Directors for approval at the Annual Meeting to be held on May 4, 2006. The table does not reflect the related tax credits available to eligible taxpayers. See “Item 10. Additional Information – Taxation of Dividends” and “Item 8. Financial Information – Dividend Policy” for further information.

	Dividend Paid for Each
	BASF Share
Year Ended December 31,	Euro	Dollar
2005	2.00	2.37
2004	1.70	2.30
2003	1.40	1.76
2002	1.40	1.47
2001	1.30	1.16

The euro dividend amounts are translated solely for the convenience of the reader into U.S. dollars (rounded to the nearest cent) at the Noon Buying Rate on the dividend payment date. For the dividend proposed to be paid in 2006 for the year ended December 31, 2005, the euro amount is translated into U.S. dollars (rounded to the nearest cent) on the basis of the Noon Buying Rate on December 31, 2005 of $1.1842 = €1.00.

Exchange Rate Information

On January 1, 2002, the euro became the sole legal tender for business transactions in Germany and the other eleven countries participating in the European Monetary Union.

Since January 4, 1999, BASF Shares have been quoted in euros on the Frankfurt Stock Exchange. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect, among other things, the U.S. dollar amount received by holders of BASF’s ADRs upon conversion by the depositary of any cash dividends paid in euros on BASF Shares. It will also affect the U.S. dollar equivalent of the euro price of BASF Shares on the Frankfurt Stock Exchange, which will affect the market price of the ADRs on the New York Stock Exchange.

The table below sets forth, for the periods and dates indicated, the high, low, period-average and period-end Noon Buying Rates for euros expressed in U.S. dollars for one euro. No representation is made that the euro or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or euros, as the case may be, at any particular rate.

	U.S. Dollar for One Euro
			Period	Period
Year	High	Low	Average (1)	End
2005	1.3476	1.1667	1.2400	1.1842
2004	1.3625	1.1801	1.2478	1.3538
2003	1.2597	1.0361	1.1411	1.2597
2002	1.0485	0.8594	0.9495	1.0485
2001	0.9520	0.8370	0.8909	0.8901

(1)          The average of the Noon Buying Rates on the last business day of each full month during the relevant period.

The high and low exchange rates for the euro for each month during the previous six months is set forth below:

	U.S. Dollar for One Euro
Month	High	Low
February, 2006	1.2100	1.1860
January, 2006	1.2287	1.1980
December, 2005	1.2041	1.1699
November, 2005	1.2067	1.1667
October, 2005	1.2148	1.1914
September, 2005	1.2538	1.2011

The Noon Buying Rate for the euro on March 1, 2006 was quoted by the Federal Reserve Bank of New York at 1.1899 U.S. dollars for one euro.

As of January 4, 1999, the commencement date of euro trading, the Noon Buying Rate for the euro was quoted at $1.1812 = €1.00.

Because a substantial portion of the BASF Group’s revenues and expenses are denominated in currencies other than the euro, results of operations and cash flows may be materially affected by movements in the exchange rate between the euro and the respective currencies to which the Group is exposed. For a discussion of the effect exchange rate fluctuations have on the BASF Group’s business and operations and also the hedging techniques used to manage the Group’s exposure to such fluctuations, see “Item 5. Operating and Financial Review and Prospects – Exchange Rate Exposure and Risk Management” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Risk Factors

BASF’s business, financial condition or results of operations could suffer adverse material effects due to any of the following risks. While all the risks considered material are described below, these are not the only risks BASF faces. Additional risks not known by BASF or not presently considered material might also impair BASF’s business operations.

Certain developments in the global economy generally may adversely affect BASF’s sales and earnings

Four major economic factors may pose risks affecting BASF’s sales and earnings: 1. Oil price developments could be different from estimated tendency to decline, 2. The U.S. dollar may further devaluate against the euro and Asian currencies, 3. China’s economy might experience a significantly reduced growth rate compared with expectations, 4. The U.S. interest rate level could increase faster and higher than anticipated.

Decreasing demand for chemical products in the United States and Asia, as well as ongoing economic weakness in Europe, could consequently have an adverse effect on both sales and earnings. Those areas that are subject to commoditization, such as BASF’s basic inorganic chemicals, petrochemicals, intermediates and plastics operations are particularly vulnerable, whereas BASF’s agricultural, nutrition and cosmetics operations and natural gas trading are less likely to suffer. BASF is also regionally diversified, and therefore less likely to suffer from weakness in a specific region.

Changes in regulatory controls could reduce the profitability of BASF’s current products and could delay BASF’s introduction of new products

BASF must comply with a broad range of regulatory controls on the testing, manufacturing and marketing of many of its products. BASF expects that regulatory controls worldwide, and especially in the European Union (E.U.), will become increasingly more demanding. The proposed new E.U. chemicals policy (REACH) could require a significant increase in testing for chemical products. These tests could be very cost intensive and time consuming, and could lead to increased costs and reduced operating margins for BASF’s chemical products. The new legislation is not expected to be in force before 2007 in the respective countries in Europe.

Under the E.U. Directive on Emission Trading, governments have to impose total CO2 (carbon dioxide) caps on specific energy intensive installations. These caps aim to enable E.U. member states to meet their Kyoto targets. The National Allocation Plans (NAPs) have been assigned in 2004 for the first period from 2005 until 2007. BASF expects to comply with these targets during the next years. BASF does not anticipate specific capital expenditure exceeding the general administration and adjustment costs that the European industry is facing. Significant capital expenditure and possible limitations of BASF’s growth strategy could occur, if the allocation situation changes dramatically after 2007.

BASF is exposed to foreign currency and interest rate risks

BASF conducts a significant portion of its operations outside of Europe and is therefore exposed to risks associated with the fluctuations of foreign currencies. BASF is subject to interest rate risks in the ordinary course of its business.

Risk management is centralized at BASF Aktiengesellschaft and BASF Group companies designated for that purpose. BASF hedges against financial risks through derivative instruments such as forward exchange contracts, currency options, interest rate and currency swaps and combined instruments. There can be no assurance, however, that BASF’s hedging strategy will be effective and that foreign currency and interest rate fluctuations will not adversely affect BASF’s results of operations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and Note 29 included in Item 18 for additional information about the nominal value and market value of BASF’s financial instruments.

BASF is also subject to credit risks to the extent that counterparties to transactions may not be able to perform their contractual obligations. Although BASF aims to limit the risk of default by entering into transactions only with top-rated financial institutions and by adhering to fixed limits, defaults with respect to significant contracts may adversely affect BASF’s operating results.

Significant variations in the cost and availability of raw materials, energy, precursors and intermediates may adversely affect BASF’s operating results

BASF uses significant amounts of raw materials and energy in manufacturing a wide variety of products. Significant variations in the cost and availability of raw materials, energy, precursors and intermediates may adversely affect BASF’s operating results. To control these price and supply risks, BASF purchases raw materials through negotiated long-term contracts, with prices that periodically float. Additionally required purchases on spot markets are made using optimized procedures. Supply contracts for the most strategically important raw materials are negotiated and concluded centrally for the BASF Group. For more information, see “Item 4. Information on the Company – Supplies and Raw Materials.”

BASF’s individual business units constantly monitor changes in their relevant supply markets and take action to minimize their risks accordingly.

Cyclicality may adversely affect BASF’s operating margins

The results of BASF’s Chemicals, Plastics and Performance Products segments are affected by cyclicality and migration of various industries in which they operate, including the automotive, construction, electrical and electronics as well as the textile industries. BASF’s strategy to deal with these risks is to constantly expand its cyclically resilient businesses, such as agrochemicals, active ingredients for pharmaceuticals and nutrition, and trading and transmission of natural gas. In cyclical businesses, BASF seeks to maintain cost leadership. BASF strives to anticipate customer migration tendencies and adjusts to customer industries by continued investment activities in emerging growth markets.

The results of BASF’s crop protection business are dependent on weather conditions and can be affected by local and regional economic circumstances

Sales volumes of BASF’s crop protection products are subject to the agricultural sector’s dependency on weather conditions. Adverse weather conditions in a particular growing region could materially negatively affect the results of operations of BASF’s crop protection business. Demand for crop protection products is further influenced by the agricultural policies of governments and multinational organizations. In addition, BASF’s crop protection products are typically sold pursuant to contracts with long payment terms. These extended payment periods make BASF’s crop protection business susceptible to losses from receivables during local or regional economic crises and may adversely affect BASF’s operating results.

Exploration risk may adversely affect the business of BASF’s Oil & Gas segment

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

Failure to develop new products and production technologies may harm BASF’s competitive position and operating results

BASF’s operating results depend on the development of commercially viable new products and production technologies. BASF devotes substantial resources to research and development. Because of the lengthy development process, technological challenges and intense competition, there can be no assurance that any of the products BASF is currently developing, or may begin to develop in the future, will become market-ready and achieve substantial commercial success.

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

BASF is dependent upon hiring and retaining highly qualified management and technical personnel

Competition for highly qualified management and technical personnel is intense in the industries in which BASF operates. BASF’s future success depends in part on its continued ability to hire, integrate and retain highly skilled employees.

BASF is subject to the risks associated with the use of information technology

BASF is dependent upon technology for the distribution of information within the BASF Group and to customers and suppliers. This information technology is subject to risks associated with defects, errors, failures and computer viruses. To control potential risks relating to information technology, BASF uses the latest hardware and software and has integrated uniform information technology infrastructures, backup systems, replicated databases, virus and access protection, encoding systems and a high degree of internal networking. There can be no assurance, however, that BASF’s information technology systems will not fail and cause material disruptions to BASF’s business.

BASF is subject to security risks

Assessing security risks on a worldwide basis and determining their potential impact on BASF has become an extremely difficult undertaking since the terrorist attacks in the United States. BASF’s corporate security is in close contact with local security offices through its Group-wide network, and takes controlled precautionary steps with the help of constantly updated security measures and recommendations (e.g., travel restrictions, tighter access controls for production plants, up-dating of rescue and evacuation plans, emergency services, etc.) to protect the company and its employees.

BASF is subject to risks arising from acquisitions and investment decisions

The implementation of decisions related to acquisitions and investments is associated with complex risks due to the high level of capital involved and the long-term capital commitment.

Litigation could harm BASF’s operating results and cash flows

For further information see “Item 8. Financial Information – Legal Proceedings” and Note 27 to the Consolidated Financial Statements included in Item 18.

Item 4.                                     Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

BASF Aktiengesellschaft was incorporated as a stock corporation under the laws of the Federal Republic of Germany on January 30, 1952 under the name “Badische Anilin- und Soda-Fabrik AG.” In 1973, the company changed its name to BASF Aktiengesellschaft. BASF Aktiengesellschaft’s headquarters are located in Ludwigshafen, Germany; its registered office is located at Carl Bosch Strasse 38, 67056 Ludwigshafen, Federal Republic of Germany, telephone 011-49-621-60-0. The company’s agent for U.S. federal securities law purposes is BASF Corporation, located at 100 Campus Drive, Florham Park, NJ 07932, telephone (973) 245-6000.

Major recent acquisitions and divestitures include the following: On July 20, 2004, BASF divested its 30% share in DyStar to Platinum Equity. BASF also divested its printing systems business to CVC Capital Partners on November 30, 2004. On August 1, 2005, BASF, along with Shell Chemicals, our 50% joint venture partner, sold Basell, a polyolefin joint venture, to Nell Acquisition S.a.r.l., a subsidiary of Access Industries. BASF acquired the global electronic chemicals business from Merck KGaA on April 15, 2005. On October 1, 2005, BASF purchased the Swiss fine chemicals firm Orgamol S.A.

On January 9, 2006, Iron Acquisition Corporation, Florham Park, New Jersey, a 100% subsidiary of BASF Aktiengesellschaft, announced a cash offer for all the shares of Engelhard Corporation, Iselin, New Jersey, in the amount of $37 per share. The total cost of the transaction based on the price per share would be approximately $4.9 billion.

On February 28, 2006, BASF Aktiengesellschaft reached an agreement with Degussa AG, Düsseldorf, Germany, to acquire Degussa’s construction chemicals business. The purchase price for equity is approximately €2.2 billion plus assumption of liabilities. As a result, the transaction value for BASF is currently estimated at approximately €2.7 billion. The transaction, which still requires approval from the relevant authorities, is expected to close by the middle of 2006. See “Item 8. Financial Information” and Note 33 of “Item 18. Financial Statements” for further details.

Major recent capital expenditures include:

Segment	Location	Project	Projected Annual Capacity at Completion of Project (metric tons)		Start-up/ Projected Start-up of Operations
Chemicals	Caojing, China	Tetrahydrofuran / polytetrahydrofuran	80,000 / 60,000		2005
	Antwerp, Belgium	Expansion steam cracker			2007
		• ethylene	1,080,000
		• propylene	650,000
		• benzene	280,000
	Nanjing, China	Integrated production site major products include:		(1)	2005
		• ethylene	600,000
		• propylene	300,000
		• ethylene glycols	350,000
		• aromatics	300,000
		• oxo alcohols	250,000	(2)
		• organic acids	80,000
	Port Arthur, Texas	Butadiene	410,000	(3)	2004
Plastics	Antwerp, Belgium	Propylene oxide	300,000	(4)	2008
	Antwerp, Belgium	Hydrogen peroxide	230,000	(5)	2008
	Caojing, China	MDI (diphenylmethane diisocyanate)	240,000	(6)	2006
	Caojing, China	TDI (toluene diisocyanate)	160,000	(7)	2006
	Pudong, China	Compounding engineering plastics	45,000		2006
	Kuantan, Malaysia	Ultradur (PBT)	60,000	(8)	2006
	Pudong, China	Polyurethanes specialties	—		2007
	Schwarzheide,
	Germany	Ecoflex	6,000		2006
Performance
Products	Nanjing, China	Acrylic monomers	160,000	(1)	2005
		Acrylic esters	215,000		2005

(1)	Conducted through a joint venture between Sinopec Corp., China (50%) and BASF (50%) (capacity reflects total joint venture capacity).

(2)	Calculated as butyraldehyde

(3)	Conducted through a joint venture between Shell Chemical Company, Texas (60%), BASF (24%) and Total Petrochemicals USA, Inc., Texas (16%) (capacity reflects total joint venture capacity).

(4)	Conducted through a joint venture with The Dow Chemical Company, Michigan (capacity reflects total joint venture capacity).

(5)	Conducted through a joint venture with Solvay S.A., Belgium, and The Dow Chemical Company, Michigan (capacity reflects total joint venture capacity).

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

BUSINESS OVERVIEW

Introduction

BASF is a transnational chemical company that comprises the parent company, BASF Aktiengesellschaft of Ludwigshafen, Germany, and 179 consolidated subsidiaries. The company has customers in more than 170 countries and operates more than 100 production sites.

For the year ended December 31, 2005, BASF reported sales of €42,745 million, income from operations of €5,830 million, and net income after taxes and minority interests of €3,007 million. Based on customer location, BASF’s activities in Europe accounted for 55.6% of BASF’s total sales in 2005; North America (which includes the United States, Mexico and Canada) accounted for 22.2% of sales; the Asia Pacific region accounted for 15.2% of sales; and the South America, Africa, Middle East region accounted for 7.0% of sales.

Structure

BASF has five separate business segments: Chemicals, Plastics, Performance Products, Agricultural Products & Nutrition and Oil & Gas. These business segments encompass BASF’s 12 operating divisions. For financial reporting purposes, the two operating divisions of BASF’s Agricultural Products & Nutrition business segment are separate reportable operating segments: Agricultural Products and Fine Chemicals.

Effective January 1, 2005, companies in Asia are reported in the region “Asia Pacific.” The African and Middle Eastern companies, formerly reported in the region “Asia Pacific,” are now reported together with the South American companies in the region “South America, Africa, Middle East.”

BASF’s operations are linked with what is referred to as the “Verbund” structure. Verbund loosely translates as “integration,” but the meaning encompasses far more than what is traditionally associated with backward or forward integration. In production processes, BASF does not simply look forward and backward to find potential efficiencies, but rather examines every input and every output of these processes. At Verbund sites, BASF uses byproducts of chemical reactions, which might otherwise have to be disposed of, as raw materials for other processes. In addition, many chemical processes release heat energy, which BASF converts into steam and then uses to drive other processes within a Verbund site. This allows our Verbund sites to consume less fossil fuel than would otherwise be required. The close proximity of plants to each other at a Verbund site also allows the use of pipelines to transport intermediate products, instead of railcars, barges or trucks, thus resulting in further savings. By reusing byproducts and residual materials, using energy and other raw materials efficiently, and keeping the distances that substances need to be transported to a minimum, BASF reduces the impact on the environment and saves money. This concept of benefiting from interconnectivity is applied to other areas as well, such as R&D, purchasing, and managing customer relationships, where globally interactive teams maximize BASF’s productivity.

Group Strategy

Chemistry offers enormous opportunities. It stands for the future that we are actively shaping. We are expanding our strengths and making our portfolio more resilient toward cyclicality and oil price fluctuations. We are concentrating on our core activities: in our chemical businesses, in agricultural products and nutrition, and in oil and gas. We are innovative and act sustainably to ensure that we will still be the world’s leading chemical company in the future.

Innovations are crucial for profitable growth. We are therefore strengthening our global research and development activities. We have combined the important technology-driven issues of the future in five “growth clusters”: energy management, raw material change, nanotechnology, plant biotechnology and white (industrial) biotechnology. Interdisciplinary cooperation is the key to success.

We want to use the potential offered by these broad-spectrum technologies to open up new and attractive business opportunities for our customers and ourselves. For example, we are already one of the world’s leading companies in the field of nanotechnology, which we use in many applications such as polymer dispersions, pigments and catalysts.

BASF is one of the world’s leading companies with regard to research and development in the field of plant biotechnology. We aim to shape this attractive market of the future using our powerful technology platform. Our research activities in this area focus on more efficient agriculture, improved nutrition, and plants as “green factories” to produce specific chemical substances. By expanding white biotechnology, we aim to use our expertise in the areas of enzyme catalysis and fermentative manufacturing processes to develop new products and processes outside the current key areas of fine chemicals and intermediates.

Four guidelines for our future

Four strategic guidelines describe BASF’s path to the future:

•	Earn a premium on our cost of capital

•	Help our customers to be more successful

•	Form the best team in industry

•	Ensure sustainable development

We align our activities with these four guidelines. They are inextricably linked with one another, and their combination makes us successful.

Earn a premium on our cost of capital

We earn a premium on our cost of capital to increase the value of BASF. To achieve this goal, we have been expanding on our value-based management strategy. EBIT (earnings before interest and taxes) after cost of capital is the key performance and management indicator for our operating divisions and business units. We measure every business decision and our performance on the basis of how it influences earnings after cost of capital in the short and long term. As a result, all of our employees help us to improve cost structures, use our capital more efficiently and grow profitably.

The BASF Group must achieve an EBIT of 10% on its operating assets to satisfy the returns expected by providers of equity and debt, and to cover tax expenses. The cost of capital percentage before interest and taxes of 10% corresponds to a weighted average cost of capital (WACC) of approximately 6% after taxes. The WACC calculation is an internationally recognized method of determining a company’s cost of capital. The return desired by shareholders and the interest rates on debt capital are determined and weighted according to their share of total capital. We calculate our cost of equity on the basis of the market value of BASF shares. The cost of capital percentage is reviewed annually. EBIT after cost of capital is calculated by subtracting income taxes for oil production that are noncompensable with German taxes (see Note 10 of Item 18) and the cost of capital from BASF Group’s EBIT. Finally, EBIT for activities not assigned to the segments is added, since this is already provided for in the cost of capital percentage.

Help our customers to be more successful

We are present wherever our customers are. We invested early in growth markets and are now active in all important markets worldwide. In order to grow profitably, we need to understand our customers’ businesses as well as our own and offer unique value propositions. To achieve this, we need the best employees who work closely with our customers to identify their needs and come up with intelligent solutions. We then select the best business models suited to our customers’ needs. This ensures the success of our customers and our own success.

Form the best team in industry

We can remain at the forefront in the long term only if we have the best team in industry – our highly qualified and dedicated employees. We offer local and international development opportunities and pay linked to individual and company performance to attract the best specialists worldwide. We greatly value personal development, self-learning and managers who act as role models. Our dialogue-oriented management culture plays an important part in this regard. It is shaped by our values and by BASF’s Leadership Compass. As a global company, we build on the professional and cultural experience of each of our team members. This diversity helps us to better understand our customers’ needs. In this way, we can develop the best ideas for our products and solutions to make our customers even more successful.

Ensure sustainable development

For BASF, sustainable development means combining long-term economic success with environmental protection and social responsibility. The necessary strategies are developed and monitored by BASF’s Sustainability Council and implemented with the support of regional networks. In 2005, we decided to focus on four key areas – climate change and energy, renewable raw materials, corporate social responsibility, and Responsible Care®. We systematically identify risks and opportunities in these four areas.

Sustainability considerations are important criteria when developing new products and processes. We combine our expertise in this area in our Expert Services Sustainability, thus contributing to the sustainable success of our customers.

CHEMICALS

Segment Overview

The Chemicals segment produces a wide range of products, from basic petrochemicals and inorganic chemicals to higher-value intermediates, allowing BASF to fully exploit the benefits of its Verbund. The segment is organized into the Inorganics, Petrochemicals, and Intermediates divisions. Key information is provided in the following table:

	2005	2004
	(Million €)
Sales to third parties	8,103	7,020
Percentage of total BASF sales	19%	19%
Intersegmental transfers	3,826	3,395
Income from operations	1,326	1,284
Capital expenditures	639	601

The products are sold to a multitude of industries including the chemical, construction, automotive, electrical, electronics, detergents, colorants, coatings, health and nutrition industries. Although most of the segment’s sales are to external customers, 32.1% of the segment’s total sales are intersegmental transfers to other BASF operations for the manufacture of higher-value products. The products manufactured for captive use include many basic and intermediate chemicals.

The Chemicals segment forms the basis of BASF’s Verbund because its divisions both intensively consume and manufacture products along the company’s core value-adding chains. Most of the commodity products are produced at our major Verbund sites in Ludwigshafen, Germany; Antwerp, Belgium; Geismar, Louisiana; Freeport, Texas; Kuantan, Malaysia; and our newly constructed site at Nanjing, China (a 50% joint venture with our partner SINOPEC), which became operational in 2005. In addition, we have dedicated chemical operations near our customers to foster closer relationships with them: for example, our production of tetrahydrofuran and polytetrahydrofuran in Caojing (China, Asia) or our plasticizer production in Pasadena (Texas, NAFTA).

The principal raw materials used in the Chemicals segment are naphtha, natural gas, butane, propane, sulfur and salt. The segment purchases approximately 5% of its raw materials from other BASF operations. Natural gas, a key raw material for the Chemicals segment, is acquired both through BASF’s joint venture WINGAS GmbH and from external sources. All other principal raw materials are purchased from external sources. BASF does not rely on any dominant supplier for the raw materials of its Chemicals segment.

Segment Strategy

The Chemicals segment focuses on the supply of cost-efficient standard chemicals for internal demand and on offering a broad range of intermediate and higher added-value products to external customers. Success factors for the Chemicals segment are cost leadership, economies of scale, leading process technology and efficient production processes. The high and steady internal demand for chemical building blocks produced by the Chemicals segment ensures a high capacity utilization of BASF’s plants. BASF’s capital expenditures and research and development efforts are focused on building world-scale plants as well as on developing new technologies, improved processes and new products. Key strategies of the Chemicals segment include the following:

•	Optimize our costs of production for our standard products

•

Expand our Verbund with new products: In Europe, BASF is constantly identifying new opportunities to expand its Verbund, such as the start-up of the new cyclohexane production plant in Ludwigshafen in the fourth quarter of 2005.

•

Adapt our product portfolio to market demand: In North America, BASF is restructuring its plasticizer business with new production facilities at its site in Pasadena, Texas to ensure a more robust supply of plasticizers to its North American customers.

•

Expanding existing businesses in high growth regions: In Asia, BASF expanded its electronics chemicals business by setting-up a new business unit in Hong Kong. This global business unit for electronic materials combines BASF’s existing businesses in electronic chemicals with the acquired electronic chemicals business of Merck KGaA, Darmstadt, Germany (April 2005).

BASF’s Chemicals segment aims to grow profitably by advancing its global production activities. At the new Verbund site in Nanjing, China, BASF started production with its joint venture partner Sinopec in June 2005. At our Verbund site in Kuantan, Malaysia, which is operated with our joint venture partner PETRONAS, the butanediole complex started operation in 2004. The output of this plant will also be a main precursor for our new polybutyleneterephthalate (PBT) plant to be started up mid 2006 with our joint venture partner Toray, Japan.

Research and Development

In 2005, the Chemicals segment invested approximately €114 million in research and development. Research activities are focused on the development of improved or new production processes as well as on the development of innovative products. We concentrate on extending our product range with new customer-oriented products and applications.

With Hexamoll® DINCH, we have developed an innovative type of plasticizer which is especially suited for sensitive products such as toys, medical devices or food contact applications. After completing the various regulatory procedures, we introduced Hexamoll® into numerous sensitive applications during 2005.

In close collaboration with JGC Corporation, Japan, we are currently developing a new technology for removing and storing carbon dioxide (CO2 ) contained in natural gas with the goal of reducing processing costs by 20%. The joint effort, sponsored by the Japanese Ministry of Economy, Trade and Industry, was started in 2005 and will run for eight years. BASF also provides the gas treatment technology in an R&D project of the European Union for the capture of CO2 from combustion gases in power stations.

Another advance in the Chemicals segment’s product innovations is our portfolio of ionic liquids with the brand name BasionicsTM, for which BASF received the 2005 “IChemE Award” from the Institution of Chemical Engineers (IChemE), the British association of chemical and process engineers. To further advance these products, BASF has set up a research partnership with the University of Alabama to study the dissolution and processing of cellulose by means of ionic liquids, such as for use in fiber manufacturing.

Products

The Chemicals segment has the following major product lines:

Inorganics division

Inorganic Specialties

BASF offers a wide range of inorganic specialties which includes carbonyl iron powder, hydroxylamine free base, hydroxylammonium sulfate, boron specialties and BASF’s innovative Catamold® line of products for powder injection molding of metal and ceramic components. The Catamold® line is especially suited for manufacturing tiny, intricate devices such as watch casings and orthodontic appliances. BASF sells these products globally to manufacturers in the automotive, construction and medical sectors, among other industries.

Electronic Materials

BASF produces inorganic specialties in electronic grade, such as hydroxylamine free base for use in manufacturing semiconductors, light-emitting diodes, and flat and plasma screen displays.

Inorganic Chemicals

BASF produces inorganic chemicals, which are the starting materials for superabsorbers, fertilizers, and other high-value chemicals. The products range from basic chemicals such as chlorine, sodium hydroxide, nitric acid and sulfuric acid to inorganic salts such as sodium and potassium alcoholates to ammonium salts. More than half of these products are for captive use within BASF’s Verbund. The remaining products are sold primarily to other chemical companies.

Glues and Impregnating Resins

BASF offers a wide variety of tailor-made adhesives for the wood products industry. These adhesives are used to bind together the particles, fibers and strands found in all types of particle boards. In addition, BASF produces impregnating resins, which are used to manufacture decorative paper and laminated flooring. BASF is also a producer of glues and impregnating resin raw materials such as ammonia, formaldehyde, methanol, urea and melamine. Europe is the primary market for this group of products.

Petrochemicals division

Cracker Products

BASF produces the entire range of cracker products from ethylene and propylene to benzene and C4 cuts. Of these, propylene is the most important starting product for BASF’s value-adding chains. Benzene is used captively, while the residues from benzene extraction are sold as gasoline components. Butadiene is used captively to produce dispersions and ABS (acrylonitrile-butadiene-styrene) and is also sold in the merchant market. Isobutene (a C4 hydrocarbon) serves as the starting material for the polyisobutene value-adding chain of gasoline additives and as the basic building block in vitamin synthesis. In Europe, all n-butenes are used in the synthesis of plasticizers and detergent alcohols. Higher olefins are marketed to the adhesives industry.

Alkylene Oxides and Glycols

Ethylene oxide derived from ethylene is used mainly to produce surfactants, ethanolamines, glycols and glycol ethers. Ethylene glycol is a product used in antifreeze by the automotive industry and for the production of fibers, films and PET (polyethylene terephthalate) plastic bottles by polyester manufacturers. Propylene oxide is synthesized from propylene and serves as a base for a wide variety of products, including hydraulic fluids, solvents and propylene glycol.

Solvents

BASF offers a wide range of oxygenated, halogen-free solvents that are used to dissolve other chemicals and facilitate chemical reactions. BASF is the world’s largest producer of oxo alcohols and is also a major producer of acetates, glycol ethers, glycol ether acetates and specialty solvents such as cyclohexanone. BASF sells most of these products globally, primarily to the coatings, pharmaceuticals and cosmetics industries.

Plasticizers and Plasticizer Raw Materials

BASF manufactures standard and specialty plasticizers, which are used in chemical processes to make rigid plastics flexible. BASF also sells the plasticizer precursor phthalic anhydride for use in dyestuffs and unsaturated polyester resins, and markets plasticizers based on higher alcohols. Our newest specialty product is the plasticizer Hexamoll® DINCH, used for sensitive applications.

Intermediates division

Amines

BASF is among the world’s top three producers of amines, which are principally used to make detergents and cleaning products, process chemicals, agricultural products, and pharmaceuticals. BASF offers approximately 140 different amines worldwide. Key products include ethanolamines, ethyleneamines, alkylamines, alkylalkanolamines and various specialty and aromatic amines. Several chiral intermediates are of increasing importance for pharmaceuticals and agricultural products. As gas treatment technology we offer aMDEA®, short for activated methyldiethanolamine, for the removal of acid gases like hydrogen sulphide and carbon dioxide.

Butanediol and its derivatives

BASF is the world’s largest manufacturer of 1,4-butanediol, which is a chemical building block for products such as polyesters and polyurethanes. Its derivatives are used to manufacture products ranging from fibers to paints and include tetrahydrofuran, PolyTHF®, gamma-butyrolactone and N-methylpyrrolidone.

Polyalcohols and Specialties

Polyalcohols such as 1,6-hexanediol (HDO®) and neopentylglycol (Neol®) are mainly used as raw materials for a wide range of coatings. In addition, BASF offers specialties like carbonates and various special acetylenics, such as vinylmonomers and alkylpyrrolidones.

Acids and Specialty Intermediates

This product group comprises both commodity acid products and specialty intermediate products. Carbon acids such as formic acid, propionic acid and 2-ethylhexanoic acid can be used to manufacture preservatives for the feed and food industries as well as auxiliaries for textile and leather applications. Specialty intermediates, such as derivatives of phosgene including acid chlorides and chloroformates, glyoxal and its derivatives, glutaraldehyde, and various other chemicals such as formamide and triphenylphosphine are often used in the manufacture of paper, polymers, textiles and leather products.

Division Information

Inorganics

BASF’s Inorganics division manufactures about 750 products of which approximately 55% are used captively. The remaining amount is sold to external customers worldwide in a broad range of industries.

In 2005, the Inorganics division’s sales to third parties were €1,017 million. Thereof, Europe accounted for 67%; Asia Pacific for 21%; North America (NAFTA) for 9%; and South America, Africa, Middle East for 3%.

The Inorganics division expanded its business with electronic materials by setting-up a new global business unit (based in Hong Kong), which encompasses the acquired electronic chemicals business of Merck KGaA, Darmstadt, Germany. The acquisition was closed in April 2005 and includes Merck’s production sites and distribution centers for high-purity chemicals in Taiwan, Malaysia, China, Singapore, France, the Netherlands and Germany. Through the acquisition of these new activities, BASF has become a leading supplier of electronic chemicals for the rapidly growing semiconductor and flat screen industries. The business acquired from Merck helps to develop BASF’s electronic chemicals business and significantly strengthens BASF’s market position in Europe and Asia.

The Inorganics division competes on the basis of strong customer relationships, comprehensive product service and price. In the market for specialty products, the division also competes based on its ability to offer innovative products, such as electronic grade chemicals, catalysts and powder injection molding products. The Inorganics division sells its products primarily through BASF’s own sales force.

The Inorganics division’s main competitors include Arkema, Norsk Hydro and Gentek. In the market for catalysts, the division’s main competitors include Süd-Chemie, Criterion Catalyst & Technology Company, and Procatalyse, while in the market for glues and impregnating resins, Nordkemi and Arkema are among BASF’s competitors.

Petrochemicals

The Petrochemicals division sells more than 200 products and represents the first step in BASF’s Verbund approach to integration for the company’s petrochemical-based, high-value products.

In 2005, the Petrochemicals division’s sales to third parties were €5,084 million. Thereof, North America (NAFTA) accounted for 52%; Europe for 37%; Asia Pacific for 9%; and South America, Africa, Middle East for 2%.

The Petrochemicals division sells products through BASF’s own sales force as well as through wholesalers. Specialty chemical and other chemical companies are the primary external customers of this division, some of which are also competitors of BASF. Steam crackers, the core of the petrochemicals division, mainly supply products for captive use within the company, although BASF does maintain positions in the merchant markets for olefins to ensure high capacity utilization. Approximately 40% of the division’s sales are to other BASF divisions.

The Petrochemicals division produces commodities that are subject to strong cyclicality in pricing. Changes in raw materials prices have an almost immediate effect on the division’s financial performance. Competition in the market is based on strong customer relationships, comprehensive product services and price.

BASF considers Celanese, Degussa, Dow Chemical, Eastman Chemicals, ExxonMobil Chemical, Formosa Plastics Corporation, INEOS, SABIC, Sasol, Shell Chemicals and SINOPEC to be the main competitors of its Petrochemicals division.

Intermediates

The Intermediates division manufactures approximately 600 products that are sold worldwide. The customers typically purchase the division’s chemical products as precursors for their higher-value chemicals such as plastics, polyurethanes, textile fibers, resins, paints, surfactants, colorants, coatings, pharmaceuticals and agricultural products.

In 2005, the Intermediates division’s sales to third parties were €2,002 million. Thereof, Europe accounted for 51%; Asia Pacific for 26%; North America (NAFTA) for 18%; and South America, Africa, Middle East for 5%.

Many of the Intermediates division’s products are more resilient to economic cycles than products in the Chemicals segment’s other divisions, and many are the result of multi-step production processes within BASF before they are sold to external customers. The division additionally sells many of its products within BASF, with internal transfers accounting for approximately 25% of the division’s total sales.

The keys to the Intermediates division’s success are achieving technological and cost leadership, offering customized products and, increasingly, developing a global production presence. In 2005, we started up wholly owned plants for tetrahydrofuran and polytetrahydrofuran (PolyTHF®) in Caojing, China.

BASF sells this division’s products through its own sales force as well as through distributors. BASF is among the top three producers worldwide of the main products of its four strategic intermediates’ business units. In the amines markets, BASF considers its main competitors to be Air Products, Dow and Huntsman. In the butanediol and derivatives market, the company’s major competitors are ISP Invista, Lyondell, Dairen, Mitsubishi Chemicals and new entrants, especially from China. Eastman Chemical and Ube Industries are considered to be the main competitors in the areas of polyalcohols and specialties. Finally, the main competitors for BASF’s acids and specialty intermediates business are Kemira and Perstorp.

PLASTICS

Segment Overview

BASF is one of the world’s leading plastics manufacturers and offers one of the industry’s most comprehensive product ranges. The segment is organized into three divisions: Styrenics, Performance Polymers, and Polyurethanes. Key information is provided in the following table:

	2005	2004
	(Million €)
Sales to third parties	11,718	10,532
Percentage of total BASF sales	27%	28%
Intersegmental transfers	471	677
Income from operations	1,015	694
Capital expenditures	490	473

The Plastics segment purchases over two-thirds of its raw materials from external suppliers. The principal raw materials are benzene, toluene, ethylene, propylene, butadiene, acrylonitrile, cyclohexane, and ammonia. BASF has a policy of maintaining multiple suppliers for raw materials of its Plastics segment in order to remain independent from any dominant supplier. However, it cannot be guaranteed that a short-term bottleneck in the supply for a particular raw material will not occur.

For products such as styrene and isocyanates where economies of scale are most important, plants tend to be located at our Verbund sites. However, for higher margin products such as polyurethane systems, plants tend to be regionally located to foster closer relations with our customers.

Segment Strategy

BASF’s Plastics segment seeks to strengthen its position in the styrenics, nylon and polyurethane value-adding chains of chemistry through the following strategies:

•                  Marketing and selling products more efficiently than competitors in key regional markets: To support this strategic goal, BASF is realigning its businesses with standard products, specialties and systems solutions to meet the changed market and customer demands and is introducing new business models for the respective products.

•                  Establishing efficient business processes for standard products: In the standard products business, BASF is streamlining its portfolio to include only a limited number of product lines combined with appropriate marketing processes to consistently deliver high-quality products at minimum costs with maximum reliability.

•                  Increasing sales of selected specialty products: BASF is expanding its position in the market for specialty products that can be easily derived from the company’s value-adding chains of chemistry. These have the potential to generate competitive advantages for both the customers and BASF.

•                  Boosting the efficiency of the company’s global production activities: BASF is shifting production from older or smaller plants to more efficient world-scale plants that rely on new technologies and offer substantial economies of scale. In Asia, the company is continuing to expand its production capacities and is building on its well-established base in the region.

•                  Optimizing the regional portfolios: To increase efficiency significantly, BASF is improving processes and cost structures in Europe and consolidating businesses in North America. In Asia, BASF continues to strengthen its position as one of the leading global manufacturers of plastics.

•                  Working closely with customers in developing new specialties and systems solutions: For specialties as well as systems solutions, BASF is cooperating with customers in the early development phases of new applications, which is a significant factor for the long-term success of our business.

•                  Using e-commerce more extensively as a distribution channel: BASF’s sales through e-commerce channels such as our proprietary PlasticsPortal increased by more than 50% to over €3 billion in 2005. BASF expects that sales via these distribution channels will continue to increase in the future.

Research and Development

In 2005, the Plastics segment spent approximately €135 million on research and development activities. We consider R&D to be a key element in ensuring the long-term success of our Plastics segment. Our R&D activities are focused on manufacturing processes and product development, including systems solutions for customers.

We seek to improve existing manufacturing processes and also to develop new cost-effective manufacturing alternatives. A good example of this is the new hydrogen peroxide to propylene oxide (HPPO) technology. Together with Dow, we developed this innovative process, which generates only the end product propylene oxide (PO) and avoids co-products. This process is a highly cost-effective method to produce PO, and plants using this technology require a significantly lower investment compared to those based on conventional PO production processes. The construction of a world scale plant using this process is scheduled to begin in 2006 at our Antwerp Verbund site.

In product development, we work together with customers in order to develop innovative new products and improvements to our existing products. By working with customers from the start, we can ensure that the results of our efforts are marketable. For example, our Ultradur® High Speed has been well received by the market as it allows our customers in the automotive and electronics industry to reduce their manufacturing costs by reducing production times.

Products

The Plastics segment contains the following significant product lines:

Styrenics division

PS (Polystyrene)

BASF’s polystyrene products range from rigid and transparent general-purpose plastics to high impact-resistant grades that customers shape using injection molding, extrusion and blow molding. Primary applications include packaging and household appliances.

EPS (Expandable Polystyrene)

BASF sells expandable polystyrene under the brand names Styropor® and Neopor®. The advantages of expandable polystyrene include heat insulation, high compressive strength, shock absorption, low weight, and moisture resistance. Primary applications include building insulation and packaging.

XPS (Extruded Polystyrene)

BASF sells extruded polystyrene under the brand name Styrodur®. It is a green, extruded, rigid polystyrene foam that is made using environmentally friendly carbon dioxide as a blowing agent. Styrodur® offers heat insulation, low water absorption, and compressive strength. The primary application is building insulation.

SAN (Styrene Acrylonitrile Copolymers)

Luran® is BASF’s trade name for SAN plastic. It is transparent, chemical and dishwasher resistant, and offers a high degree of stiffness and resistance to temperature change. Primary applications include household and toiletry items and packaging.

ABS (Acrylonitrile-Butadiene-Styrene Copolymers)

Terluran® is the trade name for BASF’s top styrene copolymer plastic. It offers superior surface quality, mechanical properties and chemical resistance. Primary applications include electrical and electronic equipment and automotive components.

ASA (Acrylonitrile-Styrene-Acrylate Copolymers)

Luran® S is the trade name for BASF’s styrene copolymer plastic modified with rubber to make it resistant to weathering, aging and chemicals. Primary applications include exterior automotive components, electrical and electronic equipment.

MABS (Methacrylate-Acrylonitrile-Butadiene-Styrene Copolymer)

Terlux® is the trade name for BASF’s MABS plastic. It offers transparency, luster, toughness and resistance to chemicals. Primary applications include hygiene and cosmetic product containers as well as medical equipment housings.

MF (Melamine Resin Foam)

BASF sells melamine resin foam under the brand name Basotect®. It is a flexible foam material that absorbs sound and offers high heat resistance and good flame retardant attributes. Primary applications include automotive components and soundproofing materials.

Performance Polymers division

PA (Polyamide) and Intermediates

Ultramid® and Capron® are the trade names for BASF’s engineering plastics based on nylon 6, nylon 6,6 and other copolymers. They offer toughness and strength as well as both heat and chemical resistance. Primary applications include automotive engine intake manifolds and flame retardant plastics for electrical components such as switches.

Ultramid® is also the trade name for BASF’s base resin of nylon 6 and 6,6 sold in the fibers and extrusion market. Primary applications include carpets and textiles as well as films for food packaging.

Intermediates include caprolactam for nylon 6 and adipic acid and hexamethylenediamin for nylon 6,6.

PBT (Polybutylene Terephthalate)

Ultradur® is the trade name for BASF’s engineering plastic based on PBT. It features high stiffness, strength, dimensional stability, and heat and aging resistance. Primary applications include electrical connectors and automotive components.

POM (Polyoxymethylene)

Ultraform® is the trade name for BASF’s POM plastic. It offers high stiffness and strength, resilience and low wear. Primary applications include clips and fasteners as well as mechanical and precision engineering devices such as shafts and gears.

PES (Polyethersulfone) and PSU (Polysulfone)

Ultrason® S and E are the trade names for BASF’s PES and PSU plastics. The most important features of Ultrason are stiffness and resistance to water and oily substances even at high temperatures. Other important features include electrical insulation properties and dimensional stability. Primary applications include automobile oil circulation systems, headlight reflectors, microwave dishes, and medical equipment.

Polyurethanes division

MDI (Diphenylmethane Diisocyanate)

MDI is a versatile isocyanate that can be used to make flexible foams as well as semi-rigid and rigid polyurethane plastics. Primary applications include furniture interiors, automotive components, and shoe soles.

TDI (Toluene Diisocyanate)

TDI is an isocyanate used primarily in the manufacture of flexible foams. Primary applications include foam cushions for furniture and automotive components.

Polyether Polyols

Polyether Polyols are combined with isocyanates to make virtually all polyurethane products, other than those made with polyester polyols. Primary applications include rigid and flexible foams.

Polyester Polyols

Polyester Polyols are combined with isocyanates to make primarily semi-rigid polyurethane plastics. Primary applications include cable sheathing and shoe soles.

Polyurethane Systems

BASF’s worldwide polyurethane systems group offers tailor-made polyurethane products for a wide variety of applications. BASF develops ready-to-use, tailor-made polyurethane systems for customers. Automotive OEM (original equipment manufacturer) suppliers comprise a significant customer group for polyurethane systems. OEM suppliers make seats, steering wheels, fenders and dashboards using BASF’s polyurethane systems.

TPU (Thermoplastic Polyurethane Elastomers)

TPU is sold under the trade name Elastollan® and is based on both polyether polyols and polyester polyols. It is supplied in granular form to customers who use it primarily to make flexible plastic cable coverings. Customers for these products are primarily in the automotive and cable and wire industries.

Cellular Elastomers

Cellular Elastomers are sold under the names Cellasto®, Elastocell® and Emdicell® and are shock-absorbing, rigid plastics. Microcellular polyurethane parts for antivibration applications are sold, for example, as molded end products for use as shock absorbers and buffers in the automotive industry.

Division Information

Styrenics

BASF is one of a small number of global producers of styrenics, supplying customers in all major geographic markets worldwide. BASF continues to fine-tune Verbund structures at its production sites and to carry out backward integration where appropriate.

In 2005, the Styrenics division’s sales to third parties were €4,518 million. Thereof, Europe accounted for 44%; Asia Pacific for 27%; North America (NAFTA) for 22%; and South America, Africa, Middle East for 7%.

Demand for styrenics continues to rise due to overall economic growth in both industrial and emerging markets. BASF believes that cost-efficient business processes with an appropriate number of products manufactured in highly competitive world-scale plants are crucial to ensuring the continued competitiveness of its styrenics products. As a consequence of our continuous process of restructuring, the EPS (expandable polystyrene) production in South Brunswick, New Jersey, ceased in the second quarter of 2005. The extended plant in Altamira, Mexico now supplies the NAFTA region. With the sale of the polystyrene business to INEOS Americas, LLC in the USA and Canada, the division’s strategy was further realigned.

Rising volatility of raw material prices, overcapacities in the market, and pricing pressure from low cost producers, especially in Asia, are leading to reduced margins. Thus, cost leadership in production and efficient business processes are crucial for BASF to continue to meet the demands of our customers for consistent quality, reliable supply and competitive prices. BASF is therefore optimizing its business models for the standard products PS, ABS and EPS by streamlining the product portfolio and business processes.

In specialties, BASF seeks profitable growth by focusing on specific market needs as well as by increasing application development and global sales. Starting in 2005, BASF is concentrating specialties in a newly established global business organization.

The Styrenics division sells products primarily through its own regional sales force, supported by BASF technical and marketing experts. The Styrenics division is increasingly relying on e-commerce (BASF’s PlasticsPortal, EDI and VMI) for distributing its products.

The principal global competitors of the Styrenics division are Dow and Total. The division also competes in North America with Nova and in Europe with Enichem. In Asia, BASF competes with other regional competitors, such as Chi Mei, Loyal and LG Chem.

Performance Polymers

BASF is one of the world’s leading producers of engineering plastics, extrusion products and fiber intermediates. In 2005, BASF acquired the German compounding company Leuna-Miramid GmbH, which will be integrated into BASF’s engineering plastics division. BASF Corporation acquired the North American business for major engineering plastics from LATI USA, Inc., in 2005 as well.

In 2005, the Performance Polymers division’s sales to third parties were €2,909 million. Thereof, Europe accounted for 45%; North America (NAFTA) for 28%; Asia Pacific for 24%; and South America, Africa, Middle East for 3%.

Performance Polymers products are sold worldwide, and more than 85% of the customers are engineering plastics customers. This customer base consists largely of high-performance plastic molder and plastics component manufacturers in the automotive, consumer electronics, electrical equipment and packaging industries. These customers often rate product performance and customer support as important, but prices are becoming increasingly critical to customers in choosing a supplier.

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

The division’s customers for engineering plastics, particularly in the automotive industry, are primarily global companies that demand uniform worldwide standards for products and services in all major markets. BASF sells engineering plastics products primarily through its own regional sales force supported by BASF’s technical centers in Germany, the United States and Japan. These centers not only help customers to develop applications but also independently research new markets and applications in which plastics can replace more conventional materials such as metal. In Asia, the division is expanding its sales force to build on its solid position in the market.

The large-volume markets for caprolactam and other fiber intermediate products are characterized by cyclicality, price competition and commodity pricing. Growth rates are usually low compared to the engineering plastics and extrusion market. The markets for extrusion grades, particularly films for food packaging, are gaining importance as they are less cyclical and show high growth rates, particularly in China.

The Performance Polymers division sells products primarily through its own regional sales force, supported by BASF technical and marketing experts. The division is increasingly relying on e-commerce as a channel for distributing its products and operates its own website, PlasticsPortal.com.

Major global competitors of the Performance Polymers division are Celanese, DSM, DuPont, General Electric, Lanxess, Rhodia, Solutia and UBE.

Polyurethanes

BASF’s Polyurethanes division is one of the world’s three largest producers of polyurethanes: important specialty plastics used to produce a wide spectrum of rigid, flexible, foamed and compact components for consumer products.

In 2005, the Polyurethanes division’s sales to third parties were €4,291 million. Thereof, Europe accounted for 37%; North America (NAFTA) for 30%; Asia Pacific for 27%; and South America, Africa, Middle East for 6%.

BASF offers over 3,500 customized polyurethane solutions. These products, the vast majority of which are sold to external customers, are used to make a variety of automotive parts, including bumpers, steering wheels and instrument panels. BASF’s polyurethanes can also be found in household goods, such as mattresses and upholstery, and in sports equipment, such as in-line skates and athletic shoes. The fashion industry is increasingly using BASF’s polyurethanes, particularly to manufacture synthetic leathers.

To build on its strong relationships with customers, the Polyurethanes division is expanding its regional activities, focusing above all on the Asian market. In Caojing, China, BASF commenced construction of an integrated manufacturing facility for MDI and TDI with its local and international joint venture partners that is scheduled to come onstream in 2006. BASF also expanded the capacity of its MDI plant in Antwerp, Belgium, in 2005.

For polyurethane systems and special elastomers, strong relationships with leading industry customers are crucial because of the highly individualized nature of these products. To strengthen its relationships with customers, BASF has established a global network of system houses. System houses are production sites that work closely with customers to provide products specially formulated for individual needs. The Polyurethanes division currently has 27 system houses around the world in locations near customers. BASF will continue to establish or acquire more.

Global demand for all polyurethane products is expected to continue growing faster than the global economy as the economic expansion continues. The market for polyurethane basic materials is less cyclical than the market for most other standard plastics, primarily because polyurethane basic materials are relatively specialized. Competition in the market for basic materials is based primarily on price, although product quality and technical application assistance are also important to customers.

The markets for polyurethane systems and special elastomers are even less cyclical than those for polyurethane basic materials. Competition in the market for polyurethane systems and special elastomers is based primarily on a supplier’s ability to satisfy customers’ technical application needs by providing tailor-made formulations of isocyanates and polyols and also on a supplier’s ability to accommodate customers’ just-in-time manufacturing by delivering customized products quickly and at the appropriate time.

The main competitors of the Polyurethanes division are Bayer, Dow, Huntsman, Lyondell and Shell Chemicals.

PERFORMANCE PRODUCTS

Segment Overview

BASF is a leading global producer of performance chemicals, coatings and functional polymers through its Performance Products segment. This segment produces a broad range of high-value chemicals, formulations and integrated chemical systems solutions for the automotive, coatings, oil, paper, packaging, textile, leather, detergent, sanitary care, construction and chemical industries.

	2005	2004
	(Million €)
Sales to third parties	8,267	8,005
Percentage of total BASF sales	19%	21%
Intersegmental transfers	352	291
Income from operations	863	1,128
Capital expenditures	347	304

The Performance Products segment purchases approximately 50% of its raw materials from other BASF operations and does not rely on a dominant external supplier. The segment’s principal raw materials are propylene, oxo alcohols, butadiene, styrene, ethylene oxide, propylene oxide, naphthalene, aliphatic alcohols, pigments, solvents and resins. The segment’s products often represent the final stages in many value-adding chains within BASF’s Verbund.

The bulk of the production for the Performance Products segment is located at our Verbund sites to take advantage of the efficiencies offered by these sites. However, in certain cases, plants are located near our customers to reduce transportation costs, such as for polymer dispersions, or in the case of automotive OEM coating, to meet our customer’s just in time delivery needs.

Segment Strategy

The key elements of the segment’s success are:

•                  Developing products, chemical system solutions, and application technologies that are tailor-made to the specific requirements of customers and ensuring sustainable development;

•                  Introducing new business models, such as the “system supplier for coating materials” in the coatings division, in which we assume responsibility for the chemical management in customers’ processes;

•                  Striving for cost and technology leadership as well as establishing and expanding regional manufacturing plants with economies of scale;

•                  Setting up development and application centers to better serve regional customers, particularly in the high growth Asia region; and

•                  Systematically controlling costs for standard products.

Research and Development

In 2005, the segment spent €214 million on research and development activities. The main focus of the segment’s research and development is on innovative and eco-efficient products and system solutions that are tailor-made for the processes and technologies of our customers. The goal is to help customers be more successful in their markets, thus opening growth potential for them and for BASF. Close cooperation with customers holding leading market positions is of great importance in order to fully exploit the research resources and reduce the time to market. In addition, state-of-the-art application centers and pilot plants, for instance for coatings, paper making, or pressure-sensitive adhesives, are a key success factor. These plants and application centers serve to deepen our understanding of the customers’ processes and assess new chemical systems under real application conditions. In 2005, we established new technical application centers in Thane, India for textile chemicals and in Shanghai, China for textile and leather chemicals, chemicals for detergents and formulators as well as polymer dispersions.

Recent examples of successful innovations and system solutions include the following:

•                  Developing Belmadur®: an innovative BASF technology that enhances the quality of domestic wood species and enables them to compete with tropical hardwood by providing regenerative raw materials for a wide variety of applications. We are now working together with partners in the wood industry to develop new applications and markets for this innovative process.

•                  Expanding our range of coating products with a new, complete UV product portfolio for automotive refinishing coatings. As a result, we will position ourselves at the leading edge of this trend, e.g., with a new high scratch resistant refinish clearcoat. Car owners benefit from the outstanding reflow properties of this clearcoat which allow light scratches to repair themselves.

•                  Launching a new innovative generation of Acrodur® binders for non-wovens, e.g., as a therm-ocuring binder in the production process of glass fibers with various applications. These water-based acrylate resins make moldings ecologically more favorable, since they can replace the previously used binders such as phenol and formaldehyde resins.

Products

The Performance Products segment contains the following significant product lines:

Performance Chemicals division

Pigments and Resins for Coatings and Plastics

The Performance Chemicals division offers organic and inorganic pigments, pigment preparations, non-textile dyes, process chemicals and resins. Resins are film-forming components used in UV (ultraviolet) curing coatings, urethane systems, and melamine based coatings. Pigments are insoluble dry coloring materials for paints, plastics, inks and other special applications. BASF’s pigments and resins are used primarily in automotive, decorative, and industrial paint applications, as well as in the plastics industry.

Isobutene Derivatives

Isobutene is the starting material for polyisobutene, the most important component for BASF’s branded fuel additives. Through its highly reactive polyisobutenes, BASF has established a new standard in the fuel and lubricant additives market. BASF is the only industry supplier with a product portfolio spanning low to ultra-high molecular polyisobutenes as well as polyisobutene derivatives.

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

Performance Chemicals for Textiles

BASF offers textile and dyeing auxiliaries, pigment preparations for textile printing, and inks for ink-jet printing technology. BASF’s product range covers a wide spectrum of textile applications.

Leather Dyes and Chemicals

BASF is one of the world’s leading producers of leather chemicals and dyes, producing a full range of products for nearly every aspect of the leather production process.

Coatings division

Automotive OEM (Original Equipment Manufacturer) Coatings Solutions

BASF offers complete automobile coatings solutions as well as extensive technical support to major vehicle manufacturers. All of the world’s leading automobile manufacturers are long-standing customers of BASF.

Automotive Refinish / Commercial Transport Coatings Solutions

For the refinishing of cars and commercial vehicles, BASF offers topcoat and undercoat materials under the well-known brand names Glasurit®, R-M® and Salcomix®. Most of these systems, which are sold to paint distributors and automotive repair shops, increasingly use solvent-reducing waterborne coatings as well as high-solid systems.

Industrial Coatings Solutions

BASF offers environmentally efficient systems for coating industrial products. Application technologies include precoatings, powder, electro-deposition and liquid coatings that are used on household appliances, commercial vehicles, industrial buildings and radiator components. BASF is the second largest coil coatings producer.

Decorative Paints

BASF is the leading producer of decorative paints for interior and exterior use in the South American market. BASF’s dispersion and building paints are marketed under the Suvinil® trademark and enjoy a high level of customer recognition.

Functional Polymers division

Acrylic Monomers

BASF is the world’s largest producer of acrylic monomers, which are sold directly to internal and external customers in the form of acrylic acid, acrylic esters and special acrylates. Acrylic monomers are used as precursors to manufacture polymer dispersions for various applications, superabsorbents, detergents, flocculants and fibers for a wide range of industries.

Polymer Dispersions for the Adhesives and Construction Industries

BASF’s polymers products consist mainly of polymer dispersions for the manufacture of adhesives, paints and finishes, non-woven materials, and chemicals for the construction industry. BASF is especially strong in its technical expertise for construction chemicals, adhesive raw materials, dispersions for paints and other coating materials.

Paper Chemicals

BASF offers the paper industry a comprehensive range of chemical products for many aspects of the paper production process, including the manufacture of untreated paper, paper finishing and wastewater treatment. The Functional Polymers division’s product range of paper chemicals consists of paper-processing chemicals, paper dyes and polymer dispersions for paper coating.

Superabsorbents

BASF sells superabsorbents globally to the personal hygiene industry, which uses these products to manufacture diapers and other sanitary care products.

Division Information

Performance Chemicals

BASF is one of the world’s largest manufacturers of high-value performance chemicals, which the company sells to a broad range of customers worldwide in a wide variety of industries including the plastics, coatings, construction, detergent, automotive, oil, leather and textile industries.

BASF’s strength is its Verbund approach: This gives the Performance Chemicals division an advantage over small and medium-sized companies that lack the cost advantages of integration.

In 2005, the Performance Chemicals division’s sales to third parties were €2,889 million. Thereof, Europe accounted for 56%; Asia Pacific for 18%; North America (NAFTA) for 17%; and South America, Africa, Middle East for 9%.

The Performance Chemicals division comprises five different businesses: Performance Chemicals for Coatings, Plastics, and Specialties; for Automotive and Oil Industry; for Detergents and Formulators; for Textiles; and for Leather. Each business follows its own strategy, focusing on innovative products and systems solutions for growing markets. The division sells its products globally, with roughly 90% of its products to external customers. BASF’s own regional sales network sells most of the Performance Chemicals division’s products. Distributors sell the remainder of the products, primarily to smaller customers. In the Asia Pacific region, we are increasing our sales activities to meet the needs of the growing markets, especially for the textile and leather industries, which are continuing to relocate their activities from Europe and North America to Asia. Due to the decreasing markets for textile and leather chemicals in Europe, we are restructuring European production activities for these businesses and expanding those in Asia. In addition, we are building a new production plant for coatings raw materials in Caojing, China.

BASF views the detergents industry as one of the division’s most important markets. The company is one of the largest producers of nonionic surfactants. Surfactants enhance cleansing efficiency and are used, for example, in household detergents and dishwashing agents as well as in industrial and institutional cleaning applications.

The Performance Chemicals division’s principal competitors vary according to industry. However, the most significant competitors of the division are Ciba, Clariant, Shell, Sasol, Dow, Akzo Nobel and Bayer.

Coatings

BASF offers innovative and environmentally friendly products for the automotive industry, including both finishes and refinishes, and for particular segments of the industrial coatings market. BASF also sells decorative paints in South America for interior and exterior use in residential and commercial buildings.

In 2005, the Coatings division’s sales to third parties were €2,180 million. Thereof, Europe accounted for 47%; North America (NAFTA) for 25%; South America, Africa, Middle East 17%; and Asia Pacific for 11%.

BASF’s Coatings division provides customers with innovative high-solid, waterborne and powder coating systems that reduce or eliminate solvent emissions and are considered environmentally and economically efficient. For example, BASF sees significant growth opportunities for its “Integrated Process II” for automotive OEM coatings, which is in the market roll-out phase. This innovative system simplifies the conventional process by requiring fewer coating layers, thus offering substantial cost saving potential while reducing the environmental impact of auto body painting.

The key to the division’s success is maintaining preferred supplier status with major customers by collaborating with them to develop system solutions, such as tailor-made products and services. These system solutions help the division to differentiate its product offerings from those of its competitors and foster lasting relationships with customers. As an example, BASF’s Suvinil® line of decorative paints competes in South America primarily on the basis of brand recognition, product quality and price.

BASF sells products of the Coatings division to customers, particularly those in the automotive industry, primarily through its own sales force. Third-party distributors also sell products of the automotive refinish coatings, industrial coatings and South American decorative paint businesses. The Coatings division sells all of its products to external customers.

The Coatings division also uses e-commerce as an important distribution channel, in particular for its automotive refinish coatings. In North America, customers of BASF’s automotive refinish technologies business can order products online at bodyshopmall.com. For customers in Europe, the division has established similar e commerce portals to sell its Glasurit® and R-M® brands.

BASF considers DuPont, PPG Industries and Akzo Nobel to be the primary global competitors of the Coatings division, while Nippon Paint Company and Kansai Paint Company are considered to be the division’s key competitors in Asia.

Functional Polymers

BASF’s Functional Polymers division is one of the largest producers of acrylic acid and its downstream products, which are mainly superabsorbents and dispersions. In a polymer dispersion, submicron polymer particles are suspended in water. Polymer dispersions are used in a multitude of industries, including the manufacture of paper, decorative paints, adhesives, construction chemicals, non-woven materials, carpets, fibers and plastics. The Functional Polymers division also manufactures wet-end chemicals for paper production. The most important customers of the Functional Polymers division are in the paper, construction, adhesive, sanitary care, coatings, and chemicals industries.

In 2005, the Functional Polymers division’s sales to third parties were €3,198 million. Thereof, Europe accounted for 49%; North America (NAFTA) for 26%; Asia Pacific for 16%; and South America, Africa, Middle East for 9%.

The Functional Polymers division’s strategic goal is to achieve long-term profitable growth in all regions and to increase market share in the rapidly growing markets in Asia.

The Functional Polymers division continues to strengthen its position in Asia, the fastest-growing market worldwide. In 2005, BASF completed the construction of its second Asian Verbund site in Nanjing, China, where the division started the production of acrylic acid and its esters in the first quarter. In Shanghai, China, additional capacity for the production of polymer dispersions used as paper coating binders came onstream in 2005.

The division sells approximately 90% of its products to external customers. The vast majority of the division’s products are primarily sold through BASF’s own regional sales network. Some smaller customers purchase products through distributors.

The Functional Polymers division continues to develop e-commerce as a distribution channel for its products. The division is increasingly selling its products through Elemica Holding Ltd., an independent business-to-business e-commerce company. The division’s participation in WorldAccount, BASF’s integrated global extranet platform, is targeted at its customers in the adhesive, construction and paper industries.

Acrylic monomers are predominantly commodities and can therefore be affected by cyclicality. Other products, particularly polymer dispersions for adhesives, paints and non-wovens; superabsorbents; and paper process chemicals, are relatively resilient to economic cycles and compete primarily on the basis of product innovation and quality.

BASF’s main competitor in acrylic monomers and polymer dispersions is Rohm & Haas. Dow and Hercules are BASF’s main competitors in paper chemicals. In the superabsorbents business, BASF’s main global competitors are Degussa and Nippon Shokubai.

AGRICULTURAL PRODUCTS & NUTRITION

Segment Overview

This segment consists of the Agricultural Products and Fine Chemicals divisions, which are treated as separate reportable operating units. The segment offers opportunities for high returns and is typically more resilient to economic cycles. In addition, the segment includes the activities of BASF Plant Science. Key financial information is provided in the following table:

	2005	2004
	(Million €)
Agricultural Products
Sales to third parties	3,298	3,354
Percentage of total BASF sales	8%	9%
Intersegmental transfers	29	26
Income from operations	681	602
Capital expenditures	74	100

Fine Chemicals
Sales to third parties	1,732	1,793
Percentage of total BASF sales	4%	5%
Intersegmental transfers	28	30
Income from operations	(58)	56
Capital expenditures	222	153

Plant biotechnology

BASF is one of the world’s leading companies in the field of research and development into plant biotechnology. Plant biotechnology is one of the company’s five growth clusters and BASF plans to provide a further €270 million for research in this area in the next three years. We plan to contribute to this attractive market of the future with our technology platform and an extensive project portfolio. Our activities in plant biotechnology are combined in our subsidiary BASF Plant Science.

Among other things, we are focusing on crops for improved nutrition and plants as renewable raw materials – “green factories” – to produce specific chemical substances. This includes plants with optimized constituent components such as oils, proteins, starches, vitamins or fatty acids. Another focus is to use biotechnology to protect plants from pests and to increase the yield of important crops such as corn (maize), wheat and soybeans. This also involves developing plants that are more resistant to drought. In 2005, we signed an extensive licensing agreement and research cooperation with the Belgian biotechnology company CropDesign that we expect to give us a competitive advantage.

BASF Plant Science operates an international research and technology platform with a team of approximately 500 highly qualified staff at seven sites in Europe and North America. In addition, we cooperate with numerous research institutes, universities and biotechnology companies worldwide.

Our subsidiary Metanomics in Berlin is an important part of this biotechnology network. Metanomics operates a technology platform to identify agronomically important genes on the basis of metabolic functional genomics. This involves determining the metabolic functions of specific genes in living organisms. This information opens up greater possibilities of finding new relevant genes. By combining bioanalysis and bioinformatics, this platform achieves a high level of precision and performance and thus accelerates our research and development processes. In addition to the focus on plant research, this approach also opens up synergies in the areas of pharmacology, toxicology and nutritional science.

Agricultural Products

Overview

The Agricultural Products division is a leading innovator and supplier of fungicides, insecticides and herbicides. The division’s products are used by farmers to improve crop yields and crop quality and by other customers for uses in non-crop areas such as in public health, structural/urban pest control, turf and ornamental plants, vegetation management, and forestry.

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

Strategy

The Agricultural Products division directs major resources at meeting the needs of the high-value agricultural markets in Western and Central Europe, North America, Brazil and Japan. The division aims to sustain its role as a leading innovator by continuing significant research and development activities focusing on fungicides, insecticides and selected herbicides, where it expects further market growth and high demand for innovations. Profitability of the Agricultural Products division is driven by:

•                  New products from its research pipeline or from acquisitions;

•                  Alignment of resources as well as product and service offering to customers’ needs; and

•                  Effective management of assets and costs.

The division is well positioned for continued profitable growth: We have a significant presence in core markets, a strong late stage R&D pipeline, a high share of patent-protected products and high customer satisfaction.

BASF aims to grow profitably through innovation and acquisition, especially with new fungicides and insecticides and in specific applications such as seed treatment. Products recently launched from the research pipeline include the fungicides F 500® and boscalid.

The division continues to implement cost and asset optimization measures in mature or non-core segments. In 2005, it divested its triforine fungicide, its phorate insecticide, its non-European imazamethabenz herbicide business, and a manufacturing plant in Resende, Brazil.

Major Products

F 500® (pyraclostrobin)

F 500® (pyraclostrobin) is a major new fungicidal active ingredient of the strobilurin class of chemistry. It is highly effective, safe for crops and has a favorable toxicological and ecotoxicity profile. As of the end of 2005, F 500® had been approved in more than 50 countries for over 100 crops in over 100 indications. Products containing F 500® have been launched successfully in all regions. Therefore, BASF has updated the 2007 sales target for products containing F 500® from €400 million to €500 million, assuming normal agricultural growing conditions.

Boscalid

Boscalid is one of the most recent active ingredients from our research and is highly effective for controlling fungal diseases, especially in fruits and vegetables. With its broad spectrum of activity and crop uses, boscalid will become the backbone of our specialty crop business and will complement our strobilurines and other molecules. Launched for the 2003/04 season, it received registrations in over 40 countries for almost 200 crops in over 100 indications by the end of 2005.

Fipronil

Fipronil is an active ingredient of a new class of insecticide chemistry and was acquired from Bayer CropScience on March 21, 2003. It plays a strategic role in BASF’s insecticides portfolio. Fipronil puts the Agricultural Products division in a position to strongly participate in ongoing and future shifts in demand towards more modern insecticides. Furthermore, it strengthens BASF’s position in other attractive market segments, such as structural/urban pest control, turf and ornamental plants. BASF also expects to create synergies between fipronil and its current portfolio, especially in fungicides.

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

Research and Development

BASF’s research and development activities in Agricultural Products cover all three areas of crop protection: fungicides, insecticides and herbicides. Agrochemical research activities are directed to the discovery of active ingredients with economic, biological and ecological advantages. BASF Plant Science conducts research in the area of agronomic traits for the division. Development activities are primarily focused on high-value segments in core markets and for core active ingredients.

In 2005, research and development spending in the Agricultural Products division was approximately 9% of the division’s sales to third parties.

BASF is currently working on developing six new active ingredients and on a new herbicide tolerance project. These inventions are being prepared for market launch and have a peak sales potential of €700 million. Eight additional crop protection active ingredients with a peak sales potential of €1.2 billion are currently being introduced to the market. In 2005, BASF launched the fungicide metrafenone to the market and reclassified one new insecticide from its promising discovery pipeline to its development pipeline.

	Uses	Total Peak Sales Potential
Projects in market launch		about €1,200 million
4 fungicides	Cereals, Soybeans, Specialty Crops
3 herbicides	Cereals, Corn
1 insecticide	Non-Crop
Projects in development (launch targeted for 2006 and later)		about €700 million
2 fungicides	Cereals, Rice, Specialty Crops
2 herbicides	Corn, Non-crop
1 herbicide tolerance	Soybeans
2 insecticide	Specialty Crops, Non-crop
Total		about €1,900 million

Markets and Distribution

In 2005, the Agricultural Products division’s sales to third parties were €3,298 million. Thereof, Europe accounted for 43%; North America (NAFTA) for 29%; South America, Africa, Middle East for 20%; and Asia Pacific for 8%.

The Agricultural Products division markets its products globally, focusing on high-value markets. The following table shows sales by product group:

Product Group	2005 Sales
(Million €)
Fungicides	1,310
Herbicides	1,222
Insecticides and other agrochemical products	766
Agricultural Products	3,298

The Agricultural Products division directs marketing and sales efforts through multi-staged marketing channels, which include wholesalers and commercial distributors.

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

It generally takes five to seven years from the discovery of a new active ingredient until the dossier is submitted to the appropriate regulatory agency for product approval. The standard time frame for registration of an agricultural product is typically 30 to 36 months.

Fine Chemicals

Overview

BASF’s Fine Chemicals division develops, manufactures and sells more than 1,000 different products. The Fine Chemicals division serves steadily growing markets driven by a growing world population with increasing needs in healthcare and lifestyle by being a leading supplier of vitamins; carotenoids; pharmaceutical active ingredients and advanced intermediates; polymers for the pharmaceuticals, cosmetics and human nutrition industries; aroma chemicals; UV (ultraviolet light) filters; amino acids; enzymes; and non-antibiotic growth promoters and organic acids for the animal nutrition industry. In all of the division’s main product groups except amino acids, BASF is one of the top two suppliers. With the start of our feed enzyme production in Ludwigshafen, Germany, planned for early 2006, we will strengthen our leading position in the animal nutrition business. Virtually all of the division’s products are sold to external customers.

About 60% of the division’s raw material purchases are bulk commodities from external and internal sources, such as nutrients for vitamin premixes; sugar and molasses for lysine and pseudoephedrine production; and urea and acetanhydride for purines. There are currently no restrictions in supply for these commodity products. No single product accounts for more than 4% of our total external purchases of specialty (non-commodity) raw materials.

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

Products

Vitamins

BASF is the second largest vitamins producer worldwide, and vitamins account for approximately one third of sales in the Fine Chemicals division. BASF markets all of the 13 naturally occurring vitamins. In six of these vitamins, which include the five most significant vitamins C, E, A, B2 and Calpan, BASF has a production position. The Fine Chemicals division sells vitamins mainly to the human and animal nutrition industries, with a growing presence in the cosmetics industry.

Carotenoids

These are nature-identical products that provide certain health benefits and are also used to color foods. This product line includes beta-carotene, canthaxanthine and astaxanthine for the food, feed and nutritional supplement industries for human and animal nutrition.

Active Ingredients and Advanced Intermediates

The main products in this category are caffeine, pseudoephedrine, theophylline, ibuprofen, povidone iodine and our new isotretinoin. Beverage manufacturers account for approximately 80% of the caffeine demand, and pharmaceutical applications consume the remaining share. Theophylline and pseudoephedrine are used to treat respiratory diseases. Ibuprofen is used in a variety of over-the-counter and prescription products to treat mild to moderate pain, and isotretinoin is the standard for systemic acne therapy.

Contract Manufacturing

BASF offers a range of customized manufacturing and formulation capabilities to the worldwide pharmaceuticals industry. These activities are complemented by flexible, multi-product cGMP plants, in particular at the Minden site in Germany, and BASF’s chemical and biotechnological R&D skills.

Polymers

The Fine Chemicals division sells highly functional polymers for such diverse uses as binders, disintegrants, coatings and solvents for the pharmaceutical industry, filtration aids for beverages, ingredients in hair care products such as hairsprays, styling mousses, gels and hair conditioners for the cosmetics industry.

Amino Acids

Amino acids, such as lysine, are feed additives that serve as an efficient protein source for animal nutrition.

Enzymes

Enzymes, which are proteins that function as biochemical catalysts, are used for animal nutrition to improve feed absorption. BASF’s enzyme product line includes Natuphos®, Natustarch®, and Natugrain®.

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

Aroma Chemicals

These are raw materials for flavor and fragrance compounds that are used in many consumer products industries such as the food, personal care and the fabrics and home care industries.

Research and Development

The focus of the Fine Chemicals division’s R&D activities changed in 2005 from process innovation to product innovation. The major product launches comprise various new vitamin and carotenoid formulations, a new conditioning polymer, a new UV filter and a new formulation aid for pharma ingredients. In 2005, the Fine Chemicals division spent approximately 4% of its sales to third parties on Research and Development activities (2004: approximately 5%).

Process improvements – mainly for biotechnological processes – are ongoing to further improve our cost position.

Markets and Distribution

In 2005, the Fine Chemicals division’s sales to third parties were €1,732 million. Thereof, Europe accounted for 46%; North America (NAFTA) for 25%; Asia Pacific for 20%; and South America, Africa, Middle East for 9%.

The main customers of the Fine Chemicals division are global players in the animal nutrition, human nutrition, pharmaceuticals, personal care, and flavors and fragrances industries. A significant percentage of the division’s products are sold in small, specialty volumes and are often tailor-made to meet specific customer specifications.

BASF sells the majority of its fine chemicals products through its own sales force. Key account managers are assigned to major customers. Through its sales and marketing departments, BASF works closely with customers to develop systems and solutions as well as new products. BASF also sells its fine chemicals products through its global e-commerce platform, WorldAccount.

BASF’s competitive position depends to a large extent on its ability to compete on price, product quality and customer service. BASF expects the trend toward globalization and consolidation for both the manufacturing and the consumer industries to continue. The trend toward commoditization for certain fine chemicals, such as vitamins, is also continuing. Due to the unsatisfactory earnings trend, we have started a restructuring program to improve efficiency in this segment.

BASF considers its main competitors in the animal nutrition area to be DSM, Archer Daniels Midland, Novo Nordisk, Adisseo Group, Rhodia, Eisai and new entrants from China. In the human nutrition area, BASF’s main competitors are DSM of the Netherlands and several Asian companies. In pharmaceutical active ingredients, BASF considers Albemarle Corporation, International Specialty Products and FMC Corporation to be its main competitors, as well as a number of Chinese and Indian suppliers. In cosmetics and aroma chemicals, LC United, International Specialty Products, Millennium Specialty Chemicals, National Starch & Chemical, Givaudan, Symrise and Kuraray are BASF’s main competitors.

Governmental Regulation

BASF’s various Fine Chemicals products are subject to regulation by government agencies throughout the world. The primary emphasis of these requirements is to assure the safety and effectiveness of BASF’s products. Of particular importance in the United States is the Food and Drug Administration (FDA), which regulates many of BASF’s Fine Chemicals products. The FDA oversees the marketing, manufacturing and labeling of cosmetics (e.g., sunscreen agents), pharmaceuticals (e.g., pharmaceutical active ingredients), foods (e.g., dietary supplements, including vitamins) and feeds (e.g., vitamins, carotenoids). The Federal Trade Commission regulates claims made in the advertising of dietary supplements. Animal health products are also regulated in the United States by the United States Department of Agriculture and the Environmental Protection Agency.

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

OIL & GAS

Segment Overview

BASF conducts the activities of its Oil & Gas segment through its 100% subsidiary Wintershall AG. Wintershall and its affiliated companies are active in two sectors: Oil and Natural Gas Exploration and Production, and Natural Gas Distribution and Trading. Key information is provided in the table below:

	2005	2004
	(Million €)
Sales to third parties, net of natural gas taxes	7,656	5,263
Percentage of total BASF sales	18%	14%
Intersegmental transfers	723	546
Sales including intersegmental transfers	8,379	5,809
Royalties	281	243
Sales including intersegmental transfers, less royalties	8,098	5,566
Income from operations*	2,410	1,643
Capital expenditures	624	388

*                  Income taxes on oil production in North Africa and the Middle East that are noncompensable with German corporate income tax in the amount of €1,072 million (2004: €668 million) are not deducted from income from operations but are reported as income taxes. Please see Note 10 to the Consolidated Financial Statements included in Item 18.

Segment Strategy

In Europe, the segment strategy is driven by the integration of the Exploration and Production business and the Natural Gas Distribution and Trading business. Our “Gas for Europe” concept is based on the increasing demand for natural gas imports into Western Europe. Thus, one of the key drivers of our upstream activities is exploration for and development and production of gas in and around Europe with our midstream business bringing the gas to market.

Wintershall focuses on building strong alliances with its business partners to develop new projects. The most prominent examples include our participation with Gazprom, Russia in the Baltic Sea pipeline project, the development of the Achimov formation in the Urengoy field in Western Siberia, and negotiations with Gazprom to jointly develop one of the largest undeveloped Russian gas fields, Yushno-Russkoye, in Western Siberia.

In the Oil and Natural Gas Exploration and Production business, we have increased production by 41% since 1999. This is in line with our long-term objective to increase production during the current decade by 50%. BASF’s goal is to maintain a robust ratio of proved reserves to production and a balanced portfolio of assets operated both by Wintershall and by third parties. To ensure the company’s ongoing competitiveness and efficiency, Wintershall focuses geographically on a limited number of hydrocarbon provinces. These are Europe, North Africa, South America (Southern Cone) and Russia (including the Caspian Sea).

The Natural Gas Distribution and Trading strategy is based on a strong infrastructure including pipeline and storage facilities that are strategically located for gas imports to and distribution within Germany as well as for transit to other European countries. Marketing activities are regionally focused on Germany, the countries bordering Germany, and the U.K. To support the business expansion into other European countries, we have initiated projects to build additional storage capacities outside of Germany, such as Saltfleetby in the U.K. and Haidach in Austria.

Reserves

The Oil & Gas segment’s most significant oil reserves are in Libya and Germany. The most significant natural gas reserves are in Argentina, Germany and the Netherlands. The Oil & Gas segment’s proved oil and gas reserves and proved developed oil and gas reserves by geographic area were as follows:

	Germany	Libya	Argentina	The Netherlands	Rest of World	Total	Rest of World (at equity)
At December 31, 2005 Oil (millions of barrels)
Proved reserves	79	329	57	2	2	469	11
Proved developed reserves	50	317	44	2	2	415	11
Gas (billions of cubic feet)
Proved reserves	395	217	1,462	249	24	2,347	—
Proved developed reserves	346	209	1,000	187	21	1,763	—

At December 31, 2004 Oil (millions of barrels)
Proved reserves	82	362	48	1	8	501	13
Proved developed reserves	53	335	36	1	7	432	13
Gas (billions of cubic feet)
Proved reserves	439	217	1,530	265	12	2,463	—
Proved developed reserves	389	201	954	189	12	1,745	—

At December 31, 2003 Oil (millions of barrels)
Proved reserves	93	407	52	0	10	562	14
Proved developed reserves	60	338	28	0	10	436	14
Gas (billions of cubic feet)
Proved reserves	453	226	1,463	253	16	2,411	—
Proved developed reserves	395	137	604	151	16	1,303	—

At 2005 levels of production, proved oil reserves would last approximately seven years, and proved gas reserves would last approximately nine years. For additional information on reserves, please see “Supplementary information concerning oil and gas producing activities (unaudited)” included in Item 18.

Exploration and Production

The net quantities of oil and gas produced as well as the average sales price and production cost (lifting cost) per unit of oil and gas produced in each of the last three years were as follows:

	2005	2004	2003
Oil
Net quantities produced (millions of barrels)	65	64	65
Average sales price less royalties (per barrel)	€34.36	€22.54	€18.90
Average production cost (lifting cost) (per barrel)	€3.42	€3.06	€3.20
Gas
Net quantities produced (billions of cubic feet)	272	258	228
Average sales price less royalties (per thousand cubic feet)	€2.44	€2.26	€2.04
Average production cost (lifting cost) (per thousand cubic feet)	€0.56	€0.53	€0.57

Wintershall’s total gross and net productive wells, total gross and net developed acres and total gross and net undeveloped acres (both leases and concessions) as of December 31, 2005, were as follows:

	Germany	Libya	Argentina	The Netherlands	Rest of World (1)	Total	Rest of World (at equity)
Oil
Total gross productive wells	507.0	72.0	57.0	8.0	248.0	892.0	12.0
Total net productive wells	240.0	65.9	18.2	8.0	12.4	344.5	6.0
Gas
Total gross productive wells	140.0	—	186.0	128.0	9.0	463.0	—
Total net productive wells	65.0	—	46.2	21.7	4.1	137.0	—
Oil and Gas Acreages (thousand of acres)
Total gross developed acres	187.5	41.9	274.9	109.3	75.4	689.0	1.0
Total net developed acres	66.3	39.9	67.4	18.8	7.2	199.6	0.5
Total gross undeveloped acres	2,937.4	995.5	8,683.1	3,114.5	15,776.3	31,506.8	5,165.4
Total net undeveloped acres	1,377.0	407.1	3,732.4	846.1	5,178.5	11,541.1	2,582.7

(1) Consolidated activities only

In 2005, Wintershall spent €492 million for exploration, acquisition and investment, compared with €425 million in 2004. Thereof, €239 million was spent in Europe (2004: €199 million), €94 million in South America (2004: €76 million), €89 million in North Africa/Middle East (2004: €125 million) and €70 million in Russia/Caspian Sea (2004: €25 million).

Either directly or through its subsidiaries, Wintershall was involved in the drilling and completion of 16 exploration and appraisal wells, which resulted in 11 successful wells. As of December 31, 2005, Wintershall had begun drilling nine additional exploratory wells.

Europe

In Germany, the offshore field Mittelplate, with approximately 200 million barrels of proved initial reserves, is the country’s largest known oil reservoir. Wintershall and its 50% partner RWE DEA AG, have completed a pipeline from the offshore production platform to the onshore facilities and can now increase production of this field. This eliminates the need to transport oil through the national park “Wattenmeer” via double hull barges, which were used incident-free for the last 19 years.

In 2005, Wintershall slightly increased its production of natural gas and crude oil in the Netherlands by starting up two new gas fields and successfully rehabilitating an oil field. One additional gas discovery is under development. Wintershall is one of the largest gas producer in the Netherlands. In the U.K. Southern North Sea, Wintershall was awarded six exploration blocks. In Norway, Wintershall farmed into an offshore block operated by Norsk Hydro. Furthermore, Wintershall received shares of 20% each in two offshore licenses during the APA 2005 bidding round.

North Africa/Middle East

In Libya, Wintershall operates six onshore oil fields and produces associated natural gas for local consumption. Production could be increased, compared to 2004, by bringing a new oil field on stream. Successful exploration led to additional hydrocarbon findings. During 2005, Wintershall continued its efforts to tie-in satellite fields to its own pipeline system with the goal of fully utilizing the associated gas produced. Offshore Libya, Wintershall holds a 12.5% interest in the Al Jurf oil field.

Onshore Mauritania, two production sharing contracts were signed. In Morocco, two exploration licenses were relinquished. Exploration drilling in Qatar led to an oil discovery that will trigger appraisal activities in 2006.

South America/Southern Cone

Wintershall produces substantial volumes of its natural gas in Argentina. The Carina gas field development off the coast of Tierra del Fuego has been completed, and the field has been on stream since mid 2005. Production startup of the adjacent Aries gas field is expected for early 2006. Furthermore, Wintershall continued its exploration efforts with both operated and non-operated licenses. Exploration activities offshore Brazil were abandoned in 2005.

Russia/Caspian Sea

BASF has a cooperation agreement with Gazprom that provides a legal and commercial framework for field development projects. Wintershall and Gazprom are cooperating in the development of large gas/condensate fields in Western Siberia. The first project, the development of the Achimov formation in a part of the Urengoy field, reached the operational phase early in 2005. Start of drilling is scheduled for early 2006. In addition, Wintershall and Gazprom are negotiating Wintershall’s participation in the development of the Yushno Russkoye gas field in Western Siberia.

In the Volga region, the joint venture company Wolgodeminoil, with its partners Wintershall and Lukoil, continued oil exploration and production activities.

Offshore Turkmenistan, Wintershall took a share of 20% in each of two blocks offered by the operator Maersk in 2005. Part of the commitment is the current drilling of the first exploration well.

Risks and opportunities

In general, oil and gas exploration and production activities require high levels of investment and entail special economic risks and opportunities. These activities tend to be highly regulated, and companies engaging in these activities generally may face intervention by governments in matters such as:

•                  The award of exploration and production licenses,

•                  The imposition of specific drilling and other work-related obligations,

•      Environmental protection measures,

•                  Control over the development and abandonment of fields and installations, and

•                  Restrictions on production.

Crude oil prices are subject to international supply and demand and other factors that are beyond an oil company’s control. Such factors can also affect the price of natural gas sold under long-term contracts, because in Germany and in many other countries, natural gas pricing is typically tied to prices of refined products pursuant to a specified time lag. Crude oil prices are generally set in U.S. dollars, while costs may be incurred in a variety of currencies. Fluctuations in exchange rates can therefore give rise to foreign exchange exposures.

As with most international oil and gas companies, substantial portions of the oil and gas reserves of Wintershall are located in countries which can be considered politically and economically less stable than the OECD countries. To date, political risks have not significantly affected the Oil & Gas segment or had a material adverse effect on BASF’s financial condition or results of operations.

Wherever possible, Wintershall arranges capital investment guarantees by the German government to protect its investments. German government guarantees currently cover a total investment volume by Wintershall of approximately €625 million, including inventory of raw materials and supplies.

General uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of any reserve estimate is a function of the quality of available data, reservoir engineering, as well as geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. In addition, changes in oil and natural gas prices could have an effect on the economically recoverable reserves. Accordingly, reserve estimates could be materially different from the quantities of oil and natural gas that are ultimately recovered. To reduce uncertainties, Wintershall has used independent, internationally recognized auditors for some years to perform reserves audits of its major oil and gas fields.

Natural Gas Distribution and Trading

BASF conducts its natural gas distribution and trading activities pursuant to an extensive agreement with OOO Gazexport, a subsidiary of Gazprom. Wintershall and OAO Gazprom established two joint ventures:

•                  WINGAS, in which Wintershall has a 65% share and

•                  WIEH, in which Wintershall has a 50% share, although profit distributions are differentiated according to customers and countries of sale.

WINGAS owns and operates a large pipeline system in Germany that is more than 2,000 kilometers in length and is currently the third largest German natural gas transmission and distribution company. The company also owns and operates the largest underground natural gas storage site in western Europe with a working gas capacity of 157 billion cubic feet. In the United Kingdom, the development of proprietary gas storage facilities continues as scheduled. The natural gas field “Saltfleetby,” which was acquired in 2004, is going to be converted into a gas storage facility. In May, WINGAS entered into a joint-venture contract with Rohöl-Aufsuchungs AG (RAG) and OOO Gazexport, each partner with 1/3 ownership. According to the contract, the Austrian natural gas field “Haidach” is going to be converted into a gas storage facility.

So far, WINGAS has invested more than €3 billion. Capital expenditures in 2005 totaled €244 million. The main project was the extension of the STEGAL, which connects the WINGAS pipeline system with the Czech pipeline system as well as the Polish network via JAGAL.

In September 2005, Gazprom, E.ON AG (Germany) and BASF signed a memorandum of understanding to jointly build the “North European Gas Pipeline” (NEGP). Gazprom will participate with 51%, BASF and E.ON AG with 24.5% each. NEGP will run from Vyborg in Russia through the Baltic Sea to the vicinity of Greifswald in Germany where it will be connected with the pipeline systems of WINGAS and E.ON Ruhrgas.

Procurement of Russian gas is supplemented by purchases of West European gas. In 2005, WINGAS entered into several procurement contracts with a range of West European suppliers to diversify its procurement portfolio as well as to optimize the operation of its pipeline systems. Moreover, WINGAS used procurement opportunities at West European trading hubs, such as the National Balancing Point (NBP) in Great Britain and Zeebrugge in Belgium.

WIEH exclusively acts as a trading company, purchasing Russian natural gas and marketing it to WINGAS and Verbundnetz Gas AG (VNG), a transmission and distribution company in eastern Germany in which Wintershall has a 15.8% share. WIEH also markets Russian natural gas in central Europe through its wholly owned Swiss subsidiary WIEE.

Due to new European and German legislation, the WINGAS gas transmission division will be spun off into an independently operating company on January 1, 2006.

The sales volume of WINGAS, WIEH and WIEE totaled 1,127 billion cubic feet compared with 1,037 billion cubic feet the year before. BASF’s consolidated sales volume in 2005 was 797 billion cubic feet, representing a 11% increase over the previous year’s sales volume of 718 billion cubic feet.

WINGAS’s biggest customer is BASF’s own Verbund site in Ludwigshafen. In 2005, BASF purchased approximately 102 billion cubic feet for its Ludwigshafen site and other sites in Germany and Belgium. Approximately 29 billion cubic feet were sold to other BASF companies in Germany and Great Britain, and 10 billion cubic feet were sold to WIEH.

ENVIRONMENTAL MATTERS

BASF is subject to extensive, evolving and increasingly stringent international and local environmental laws and regulations concerning: the production, distribution, handling and storage of our products; the disposal of materials; the practices and procedures applicable to construction and operation of sites; the exploration and production of oil and gas; and the maintenance of safe conditions in the workplace.

These Environmental protection and remediation laws and regulations govern primarily:

•                  The protection of humans and the environment from the harmful effects of dangerous chemical substances;

•                  Emissions into the air and other releases into the environment; and

•                  The purification and discharge of wastewater and waste management, focusing on waste avoidance and reuse of waste.

Although BASF believes that its production sites and operations currently fully comply with all applicable laws and regulations, these laws and regulations have required, and in the future could require, BASF to take action to remediate the effects on the environment of the prior disposal or release of chemicals, petroleum substances, or waste. Such laws and regulations have applied, and in the future could apply, to various sites, including BASF’s chemical plants, oil fields, waste disposal sites, chemical warehouses and natural gas storage sites. In addition, such laws and regulations have required, and in the future could require, BASF to install additional controls for certain emission sources, undertake changes in its operations in future years and remediate soil or groundwater contamination at current and/or former sites and facilities.

BASF’s operating costs for environmental protection totaled €623 million in 2005. These costs are recurring or one-time costs associated with sites or measures that are incurred in the avoidance, reduction or elimination of deleterious effects on the environment. They include the costs of disposal sites, such as wastewater treatment plants and residue incinerators. They also comprise different levies such as effluent levies and water levies, costs for disposal services by third parties, monitoring, analyses and surveillance carried out by mobile and stationary units as well as research and development costs for reducing the incidence of residues. BASF spent approximately €78 million in 2005 on capital expenditures for pollution control devices and equipment.

BASF also incurs costs to remediate the impact of the past disposal as well as the release of chemicals or petroleum substances or waste, both at its own sites and at third-party sites to which BASF sent waste for disposal. Worldwide, BASF had established provisions of €253 million for anticipated investigation and clean-up costs at such sites as of December 31, 2005, and €204 million as of December 31, 2004.

In the United States, liability for remediation of contamination is imposed generally pursuant to the federal Comprehensive Environmental Response Compensation and Liability Act (Superfund) and analogous state laws. Although such U.S. laws generally allow the recovery of the total cost of cleanup from any single responsible party, cleanup costs typically are shared among several responsible parties at third-party sites where multiple parties sent waste to the site for disposal, and sometimes at owned or operated sites where a predecessor or other third-party disposed of waste on-site. BASF has been notified that it may be a potentially responsible party at such sites. The proceedings related to these sites are in various stages. The cleanup process has not been completed at most sites. The number, potential liability and financial viability of other parties are typically not fully resolved, and the status of the insurance coverage for most of these proceedings is uncertain. Consequently, BASF cannot accurately determine the ultimate liability for investigation or cleanup costs at these sites. As events progress at each site for which BASF has been named a potentially responsible party or is otherwise involved in remediation of contamination, BASF accrues, as appropriate, a liability for site cleanup. Such liabilities include all costs that are probable and can be reasonably estimated. In establishing these liabilities, BASF considers its shipments of waste to a site and its percentage of total waste shipped to the site (in the case of third-party sites); the types of waste involved; the conclusions of any studies; the magnitude of any remedial actions which may be necessary; and the number and viability of other potentially responsible parties. Although the ultimate liability may differ from estimates, BASF routinely reviews liabilities and revised estimates, as appropriate, based on the most current information available.

BASF has established and continues to establish provisions for environmental remediation liabilities where the amount of such a liability can be reasonably estimated. BASF sets up or adjusts accruals as new remediation commitments arise or additional information becomes available. For further information, see Note 24 to the Consolidated Financial Statements included in Item 18.

BASF establishes provisions for currently known potential soil contamination at BASF sites that are still in operation. In general, investigations into potential contamination and subsequent cleanups are only required when a site is closed and the existing production facilities dismantled. Taking into account BASF’s experience to date regarding environmental matters and currently known facts, BASF believes that capital expenditures and remedial actions necessary to comply with existing laws and conditions governing environmental protection, exceeding the existing provisions, will not have a material effect on BASF’s consolidated financial condition or results of operations.

In connection with the onshore and offshore oil and gas activities conducted by BASF’s subsidiary, Wintershall, BASF is subject to an increasing number of international and national laws, regulations and directives governing the protection of the environment. In connection with the exploration, drilling, production, storage, transportation and distribution of oil and gas, these regulations may, among other things:

•                  Require permits;

•                  Restrict the types, quantities and concentration of substances that may be released into the environment;

•                  Limit or prohibit such activities on land within environmentally protected areas; and/or

•                  Impose criminal or civil liability for pollution of soil, water and air as a result of such activities.

Wintershall performs environmental impact studies where new oil and gas activities are planned and complies with environmental protection principles when onshore and offshore sites are abandoned. Environmental laws and regulations have an increasing impact on the oil and gas industries and therefore on Wintershall. It is impossible to accurately predict the effect of future developments in such laws and regulations on Wintershall’s future earnings and operations. BASF can make no assurance that Wintershall will not incur material costs and liabilities relating to environmental matters.

In recent years, the operations of all chemical companies have become subject to increasingly stringent legislation and regulations related to occupational safety and health, product registration and environmental protection. Such legislation and regulations are complex and constantly changing, and there can be no assurance that future changes in laws or regulations would not require BASF to install additional controls for certain of its emission sources, to undertake changes in its manufacturing processes, or to investigate possible soil or groundwater contamination and remediate proven contamination at sites where such cleanup is not currently required.

In the area of emissions trading, the BASF Group has been assigned certificates for nearly 5 million metric tons of CO2/year for the first trading period (2005-2007) for all of its European sites. In the second trading period (2008-2012), conditions are expected to be stricter due to higher reduction targets in all E.U. countries, the complete inclusion of chemical plants, and the extension of the legislation to further climate gases.

The European Union is currently preparing new legislation on chemicals (REACH) that will alter the registration, evaluation and approval of chemical substances. The new legislation is not expected to come into force before 2007. It is not yet possible to place a final figure on the associated costs.

SUPPLIES AND RAW MATERIALS

Raw materials procurement

The major raw materials that feed BASF’s Verbund production sites are hydrocarbon-based raw materials such as naphtha and LPG (liquefied petroleum gas). These are feedstocks for the steam crackers that are operated in Ludwigshafen, Germany; Antwerp, Belgium; Port Arthur, Texas and since 2005 in Nanjing, China. BASF monitors the market for naphtha, and hedges its exposure by using swaps and options. Other important hydrocarbon-based raw materials are natural gas, benzene and propylene. For its German operations, BASF primarily sources its natural gas from Russia by means of long-term natural gas supply contracts. In the United States, BASF secures its natural gas requirements based on shorter term supply contracts related to national sources with various suppliers. Other important raw materials for BASF include cyclohexane, ammonia, titanium dioxide and methanol.

BASF applies e-commerce as a tool to continuously improve the efficiency of its procurement processes. This has a positive impact on process times and process quality. BASF uses the electronic marketplace cc-hubwoo, in which we own a stake, for procuring technical goods and services. BASF has integrated the marketplace Elemica in the purchasing processes for raw materials. Elemica is used as a trading platform for chemical products by more than 230 customers and suppliers.

BASF has a policy of maintaining, when possible, multiple sources of supply for its raw materials. BASF has not experienced any difficulty in obtaining sufficient supplies of raw materials in recent years and believes it will generally be able to obtain them at competitive market prices in the future. However, BASF cannot guarantee that unforeseen developments will not adversely affect its ability to obtain sufficient, competitively priced raw materials in the future.

ORGANIZATIONAL STRUCTURE

BASF Aktiengesellschaft is the ultimate parent company of the BASF Group. The Group operates in five separate business segments which encompass BASF’s 12 operating divisions. The business segments are reportable segments except for the business segment Agricultural Products & Nutrition, which is treated as two reportable segments, disclosing separately the Agricultural Products and Fine Chemicals divisions.

Business operations are run by 57 regional and global business units, organized along business or product lines. As profit centers, they are responsible for all business operations – from production to marketing and sales – and their processes are customer-oriented.

In addition to its operating divisions and business units, BASF has three corporate divisions that support the Board of Executive Directors in directing the company’s activities, and eleven competence centers that oversee strategic activities and set global standards. The corporate divisions are Legal, Taxes & Insurance; Planning & Controlling; and Finance. The competence centers are Global Procurement and Logistics; Information Services; Human Resources; Environment, Safety & Energy; Corporate Engineering; Chemicals Research & Engineering; Specialty Chemicals Research; Polymer Research; Plant Biotechnology Research; Occupational Medicine & Health Protection; and University Relations & Research Planning.

The following table sets forth significant subsidiaries owned, directly or indirectly, by BASF Aktiengesellschaft:

Name of Company	Percentage owned (%)

BASF Coatings AG, Münster-Hiltrup, Germany	100

BASF Schwarzheide GmbH, Schwarzheide, Germany	100

Elastogran GmbH, Lemförde, Germany	100

Wintershall AG, Kassel, Germany	100

BASF Antwerpen N.V., Antwerp, Belgium	100

BASF Española S.A., Tarragona, Spain	100

BASF Corporation, Florham Park, New Jersey	100

BASF S.A., São Bernardo do Campo, Brazil	100

BASF Company Ltd., Seoul, South Korea	100

BASF Petronas Chemicals SDN. BHD., Petaling Jaya, Malaysia	60

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

At the heart of BASF’s integration strategy are its Verbund production sites, which produce a wide range of products. BASF produces approximately 8,000 products, which can vary significantly in quantity produced and sales price. The following is a description of our operational Verbund sites and production capacities of certain significant products. Capacities are listed in metric tons per year unless otherwise noted.

Segment	Product	Production Sites
		Ludwigs- hafen, Germany	Antwerp, Belgium	Geismar, Louisiana and Freeport, Texas	Kuantan, Malaysia, and Nanjing, China	Other Sites	Total World Capacity / Notes
Acreage / number of plants:		1,760 / 250	1,470 / 54	2,800 / 32	370 / 22
Chemicals	Ammonia	x	x				1,525,000
	Chlorine	x					360,000
	Formaldehyde condensation products	x					750,000
	Ethylene	x	x	x	x	x	2,850,000	(1) (10)
	Propylene	x	x		x	x	2,310,000	(1) (4) (10)
	Benzene	x	x		x	x	850,000	(1) (10)
	Butadiene	x				x	515,000	(2)
	Oxo C4 alcohols (calculated as butyraldehyde)	x		x	x	x	1,320,000	(3) (10)
	Plasticizers	x			x	x	395,000	(3)
	Ethylene oxide	x	x	x	x		1,175,000	(10)
	Ethanolamines and derivatives	x	x				255,000
	Alkylamines	x	x		x	x	221,000	(10)
	1,4-Butanediol	x		x	x	x	500,000	(5) (3)
	Polytetrahydrofuran	x		x		x	194,000
	1,6-Hexanediol	x		x			38,000
	Neopentylglycol	x		x		x	145,000	(6)
	Formic and						230,000
	propionic acid	x			x		110,000	(10)
	Phosgene derivatives	x				x	60,000
Plastics	Styrene and styrene-based polymers	x	x			x	5,794,600	(7)
	Polyamide	x	x	x		x	670,000
	Polyamide precursors	x	x	x		x	1,290,000
	Isocyanates		x	x		x	1,100,000
	Polyols		x	x		x	650,000
Plastics/ Chemicals	Propylene oxide					x	625,000	(8) (9)
Performance Products	Organic pigments	x				x	34,500
	HDI					x	10,000
	Polyisobutene	x	x				100,000
	Nonionic surfactants	x	x	x		x	420,000
	Methanesulfonic Acid					x	10,000
	Solventborne coatings					x	400,000
	Waterborne coatings/ Decorative paints					x	45,000 320,000	/
	Acrylic monomers	x	x	x	x	x	950,000	(3) (10)
	Superabsorbents	x	x			x	315,000

(1)          Includes the total production capacity conducted through a joint venture between BASF (60%) and Total Petrochemicals USA, Inc. (40%), of: Ethylene 830,000 metric tons, Propylene 860,000 metric tons, Benzene 170,000 metric tons (including operation of metathesis) in Port Arthur, Texas.

(2)          Includes the total production capacity conducted through a joint venture between Shell Chemical Company (60%), BASF (24%) and Total Petrochemicals USA, Inc. (16%) of: Butadiene 410,000 metric tons in Port Arthur, Texas.

(3)          Includes the total production capacity conducted through a joint venture between BASF (60%) and PETRONAS (40%) of: Oxo C4 alcohols 250,000 metric tons, Phthalic anhydride 40,000 metric tons, Plasticizers 100,000 metric tons, 1,4-Butanediol 100,000 metric tons, Acrylic monomers 160,000 metric tons in Kuantan, Malaysia.

(4)          Includes the total production capacity conducted through a joint venture between BASF (51%) and Sonatrach (49%) of: Propylene 350,000 metric tons in Tarragona, Spain.

(5)          Includes 25,000 metric tons through BASF Idemitsu Co. Ltd. – a joint venture in Japan between BASF (67%) and Idemitsu Kosan Co. Ltd. (33%) in Chiba, Japan (capacity reflects total joint venture capacity).

(6)          Includes 25,000 metric tons per year through BASF JCIC Neopentylglycol Co. Ltd. – a joint venture in China between BASF (60%) and Jilin Chemical Industrial Co. Ltd. (40%) in Jilin, China (capacity reflects total joint venture capacity).

(7)          Capacity reflects total joint venture capacities. These include:

•                    550,000 metric tons of styrene monomer through a 50-50 joint venture with Shell Nederland Chemie B.V. in Moerdijk, Netherlands;

•                    550,000 metric tons of styrene monomer through a 50-50 joint venture with Shell Eastern Petroleum Pte. Ltd. in Singapore;

•                    372,000 metric tons of styrene and styrene-based polymers through a joint venture between BASF (60%) and Yangzi Petrochemical Corporation (40%) in Nanjing, China; and

•                    150,000 metric tons of expandable polystyrene through a 50-50 joint venture with Alfa Group in Altamira, Mexico.

(8)          Of which 500,000 are only for polyurethane application.

(9)          Partially conducted through a 50-50 joint venture with Shell Nederland Chemie B.V. in Moerdijk, Netherlands, and through a 50-50 joint venture with Shell Eastern Petroleum Pte. Ltd. in Singapore (capacity reflects total joint venture capacity).

(10)    Includes the total production capacity conducted through a joint venture between BASF (50%) and Sinopec (50%), of: Ethylene 600,000 metric tons, Propylene 300,000 metric tons, Aromatics 300,000 metric tons, Ethylene glycols 350,000 metric tons, Alkylamines 36,000 metric tons, Formic acid 50,000 metric tons, Propionic acid 30,000 metric tons and Acrylic monomers 160,000 metric tons in Nanjing, China.

See “Item 4. Information on the Company – Environmental Matters” for information on environmental issues related to BASF’s properties. Additional information regarding BASF’s property, plant and equipment is contained in Note 15 to the Consolidated Financial Statements included in Item 18.

For information on BASF’s oil and natural gas exploration and production activities, see “Item 4. Information on the Company – Oil & Gas” and “Supplementary information concerning oil and gas producing activities (unaudited)” in Item 18.

Item 4A.         Unresolved Staff Comments

Not applicable.

Item 5.            Operating and Financial Review and Prospects

BASIS OF PRESENTATION

Overview

The Consolidated Financial Statements of BASF included in Item 18 of this report have been prepared based on BASF’s accounting and valuation principles in accordance with International Financial Reporting Standards (IFRS). Due to the first time adoption of IFRS in 2005, with a transition date of January 1, 2004, we are presenting only two years - 2004 and 2005 - of statements of income, changes in shareholders’ equity and cash flow in this item.

There are certain differences relating to accounting and valuation methods that are required under U.S. GAAP but are not allowed under IFRS. The effects of BASF’s reconciliation of the differences between IFRS and U.S. GAAP for the years ended December 31, 2005 and 2004 are described in Note 5 to the Consolidated Financial Statements included in Item 18.

In 2005, BASF implemented Section 404 of the Sarbanes-Oxley Act, and the internal control process for financial reporting was uniformly documented in a new, separate IT system. Our system complies with the requirements of the COSO Report and the Public Company Accounting Oversight Board (PCAOB) (See also Item 15 “Controls and Procedures”).

Outlook for 2006

In 2006, we expect the positive economic trend to continue and see favorable medium-term perspectives for the global economy. Stable geopolitical conditions and sound economic policy are, however, necessary for this.

We have based our business planning for 2006 on the following scenario:

•                  Growth of the global gross domestic product of 3.2%, with 3.1% forecast for the midterm

•                  An increase in global chemical production (excluding pharmaceuticals) of 3.0%, with 3.1% forecast for the midterm

•                  Oil prices of around $55/barrel on average in 2006 with a downward trend from the second half of the year

•                  An average euro/dollar exchange rate of $1.25 per euro

•                  Moderately higher interest rates in the course of 2006

In the following descriptions of results of operations in the segments, we make forecasts for sales and earnings in 2006. These forecasts are based on the assumptions of the above described scenario.

Critical Accounting Policies

Critical accounting policies are those that are most important to the presentation of the company’s financial condition and results of operations. These policies require management’s difficult, subjective and complex judgment in the preparation of the financial statements and accompanying notes. Management makes estimates and assumptions about the effect of matters that are inherently uncertain, relating to the reporting of assets, liabilities, revenues, expenses and the disclosure of contingent assets and liabilities. The company’s most critical accounting policies are discussed below.

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

These assumptions are redefined as of each balance sheet date, taking into account the current circumstances. Discount factors are based on returns for securities or bonds with high credit ratings. The expected return on fund assets is based on long-term developments as observed in the capital markets as well as the respective portfolio structures. If the actual developments deviate from the assumptions made, the resulting actuarial profits or losses are offset against the equity.

See Note 23 to the Consolidated Financial Statements included in Item 18 for further details with regard to the change in pension obligations and financing status.

Provisions for litigation and claims

The evaluation of risks associated with claims for damages and litigation and the determination of the amounts of related provisions are subject to considerable judgment.

It is currently not possible to estimate the full consequences of litigation. Corresponding provisions are established to the extent that they are considered probable and the amount can be reasonably estimated. The level of provisions also considers the outcomes of similar cases and legal opinions, taking into account the current circumstances. The actual outcome of legal proceedings may differ considerably from these estimates. See also Note 27 to the Consolidated Financial Statements included in Item 18 for further information with regard to litigation and claims.

Deferred taxes on loss carryforwards

Tax loss carryforwards are primarily related to restructuring measures at subsidiaries in the North American (NAFTA) region. In countries in the NAFTA region, these carryforwards may be set against future taxable income for up to 20 years.

The realization of deferred tax assets on these carryforwards is dependent upon the economic development of our subsidiaries in the NAFTA region. An evaluation is affected by difficulties in predicting long-term economic developments. Significant valuation adjustments were not made to deferred tax assets on tax loss carryforwards in 2005 in view of the long carryforward period and the stable economic development in the NAFTA region.

See also Note 10 to the Consolidated Financial Statements included in Item 18 for further information on deferred taxes.

Goodwill

Goodwill is no longer to be amortized. Instead, goodwill is written off only if the carrying value of goodwill is impaired. The value of goodwill has to be reviewed at least once per year at the cash generating unit level. An impairment exists if the book value of the goodwill at the cash generating unit exceeds the recoverable amount, generally determined based upon the discounted value of expected future cash flows.

A significant portion of goodwill is associated with the acquisition of the crop protection business of American Home Products Corporation in 2000. The value of this goodwill is not impaired given the present and future profitability of the business.

Write-offs due to impairment were not necessary in 2005.

Provisions for environmental protection measures and site remediation

The company records liabilities for environmental issues in the accounting period in which its responsibility is established and the cost can be reasonably estimated. Provisions are discounted if the effect of discounting is material. Accordingly, assumptions must be made with regard to discount factors. At environmental sites in which more than one potentially responsible party has been identified, the company records a liability for its allocable share of costs related to its involvement with the site, as well as an allocable share of costs related to insolvent parties or unidentified shares. At environmental sites in which the company is the only potentially responsible party, a liability is recorded for the total estimated costs of remediation before consideration of recovery from insurers or other third parties. The process of estimating environmental liabilities is complex and dependent on physical and scientific data at the site, uncertainties as to remedies and technologies to be used and the outcome of discussions with regulatory agencies.

See also Note 24 to the Consolidated Financial Statements included in Item 18 for further explanations with regard to the accrual of provisions for environmental protection measures and site remediation.

Impairment of long-lived assets

Impairment tests of long-lived assets are made when conditions indicate a possible loss. Impairment tests are based on a comparison of the carrying amount of the asset and its recoverable amount. The asset is written down to the recoverable amount if this value exceeds the carrying amount. The recoverable amount is the higher value of the fair value less cost to sale and the discounted value of future cash flows. The impairment is reversed if the basis for its recognition subsides.

The estimation of the cash flows is based on information available at that time including factors such as: expected sales, customer trends, operating efficiency, material and energy prices, etc. The assumptions used in the cash flow projections reflect the market conditions at the time an impairment becomes known. Assumptions are also made with regard to the discount factors.

IFRS accounting standards not yet adopted

The effects of IFRSs and IFRICs not applied or not yet adopted by the European Union in the reporting year 2005 were considered:

IFRS 7 (Financial Instruments: Disclosures) requires more extensive disclosure regarding financial instruments. The disclosure requirements in IAS 32 were incorporated in IFRS 7 and extended. In addition to the existing disclosure requirements regarding the approach, presentation and measurement of financial instruments, additional information is required regarding the type and extent of risks stemming from financial instruments in financial statements prepared under IFRS. It is not expected that this will have any material effect on Consolidated Financial Statements of BASF Group. IFRS 7 is to be applied for reporting years beginning on or after January 1, 2007.

IFRIC 6 (Liabilities arising form Participating in a Specific Market – Waste Electrical and Electronic Equipment) was issued to give guidance on the issue of establishing provisions as a result of the European Union’s Directive on Waste Electrical and Electronic Equipment (WE&EE). The IFRIC interpretation clearly states when a provision is to be established according to IAS 37 for the decommissioning of equipment that has been sold to private households before August 13, 2005 (‘historical household equipment’). IFRIC 6 will have no effect on the Consolidated Financial statements of BASF Group.

In IFRIC 7 (Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies for the First Time) two specific issues related to IAS 29 were treated. On the one hand, it explains how an entity is to restate their financial statements in accordance with IAS 29 in the first year the existence of hyperinflation is identified in the economy of its functional currency. On the other hand, IFRIC 7 gives guidance on how an entity has to treat deferred taxes in the opening balance sheet. IFRIC 7 is to be applied for reporting years beginning on or after March 1, 2006. This interpretation will have no effect on the Consolidated Financial Statements of BASF Group.

IFRIC 8 (Scope of IFRS 2) clarifies that IFRS 2 (Share-based Payment) also applies to include agreements whereby the entity makes payments for which the entity does not receive any goods or services or inadequate consideration. If the identifiable consideration is less than or appears to be less than the fair value of the equity instruments granted or liability incurred, IFRIC 8 interprets this circumstance to indicate that other consideration (i.e. goods or services) has been (or will be) received. Therefore, IFRS 2 is to be applied in such cases. IFRIC 8 is to be applied for reporting years beginning on or after May 1, 2006. The application of IFRIC 8 has no effects on the Consolidated Financial Statements of BASF Group.

In accordance with IFRS 1 – First-time adoption of International Financial Reporting Standards the retrospective application of standards concerning the derecognition of financial assets and financial liabilities, hedge accounting and estimates is prohibited.

Furthermore IFRS 1 permits elective exceptions from full retrospective application of IFRS accounting policies. BASF used the exception concerning employee benefits, cumulative translation differences and business combinations.

Employee benefits

Cumulative actuarial gains and losses resulting from the measurement of defined benefit plans at the date of transition are recognized directly in equity. BASF decided to use the option of IAS 19.93A-D; actuarial gains and losses following the conversion to IFRS are directly offset against retained earnings.

Cumulative translation adjustments

Cumulative adjustments from the translation of financial statements prepared in a currency other than the presentation currency are deemed to be zero at the date of transition by an offset against retained earnings as of January 1, 2004. The cumulative translation adjustments following the conversion to IFRS are recognized in other comprehensive income as a separate component of stockholders’ equity.

Business Combinations

BASF used the exception not to apply IFRS 3. On the basis of IFRS, Business Combinations prior to the date of transition have not been restated.

BASF did not apply any other elective exception of IFRS 1.

New U.S. GAAP accounting standards not yet adopted

SFAS 123R (Share-Based Payment) revised 2004 replaces SFAS 123 (Accounting for Stock-Based Compensation). This disallows the former optional treatments contained in APB 25 (Accounting for Stock Issued to Employees). According to SFAS 123R all listed companies must recognize stock-based payment as an expense during the vesting period. Capital instruments granted as compensation are valued at their market value at the time of granting. The market value at reporting date is calculated to value share-based payment which is to be settled in cash. SFAS 123R applies to all reporting years commencing after June 15, 2005. As BASF already recognizes share-based payment as an expense, SFAS 123R will have no material effects on BASF’s Consolidated Financial Statements.

SFAS 154, governing the accounting and reporting of voluntary changes in accounting methods, replaces APB Opinion Nr. 20 (Accounting changes) and FASB Statement No. 3 (Reporting Accounting Changes in Interim Financial Statements). According to SFAS 154, future impacts on income as a result of voluntary changes in accounting methods will no longer be shown as a separate item ‘cumulative change in accounting principle’ on the income statement of the current period but rather on the balance sheet of the respective companies as an adjustment for all previously published periods as if the new method had always been used. This treatment largely approaches IAS 8 (Accounting Policies. Changes in Accounting Policies. Changes in Accounting Estimates and Errors). As IAS 8 is already applied in the Group Consolidated Financial Statements, the application of SFAS 154 had no effect.

EITF 04-13 (Inventory Exchanges) determines when a purchase and sale of inventory is to be seen as a barter transaction. According to APB Opinion No. 29 (Accounting for Non-monetary Transactions), barter  transactions may not be shown on the income statement. The key criterion is whether the purchase and sale are closely connected. EITF 04-13 clearly states that no sales revenues may be recognized from these  transactions if sale and purchase of inventories are clearly connected. Furthermore, EITF 04-13 has specified the scope of FASB Statement No.153 (Exchanges of Non-monetary Assets). EITF 04-13 is to be applied to all new transactions that are concluded in the reporting years beginning after March 15, 2006. No revenue was recognized for barter transactions as defined in these standards. The rules are essentially similar to those in IFRS.

RESULTS OF OPERATIONS

BASF Group

This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements included in Item 18 of this Annual Report.

BASF’s business developed very strongly in 2005. We increased sales and earnings despite substantially higher raw material prices and the subdued economic environment in our home market, Europe.

We increased income from operations by €637 million. This earnings growth of 12.3% compared with our very strong performance in 2004 was due primarily to price increases for many products in our portfolio and to continued restructuring measures.

We completed the Ludwigshafen Site Project on schedule in 2005. As a result, we permanently lowered costs by €480 million per year at our largest site compared with 2003. In North America (NAFTA), we achieved savings of more than $250 million per year.

Raw material prices were high and rose even further in the course of the year. We were largely able to offset these increases by raising sales prices for our products. For some products, however, higher raw materials prices could only be passed on after a delay. Our Oil & Gas segment, on the other hand, benefited from higher oil prices.

The financial result increased by almost €1 billion. This was partially due to the gain from the sale of our stake in Basell.

Net income improved by 50% thanks to the very strong income from operations and the higher financial result.

Basic earnings per share rose 57% to €5.73.

The following table sets forth sales and income for BASF.

Sales and Earnings	2005	% Change from PreviousYear	2004
	(Million €, except per share data or certain other data)
Sales	42,745	13.9	37,537
Income from operations	5,830	12.3	5,193
Income from operations as a percentage of sales (%)	13.6	—	13.8
Special items	(308)	.	(37)
Financial Result	96	.	(846)
Income before taxes and minority interests	5,926	36.3	4,347
Net income	3,007	50.0	2,004
Net income as a percentage of sales (%)	7.0	—	5.3
Basic earnings per share	5.73	57.0	3.65
Amounts in accordance with U.S. GAAP
Net income	3,061	64.3	1,863
• from continuing operations	3,061	64.3	1,863
Basic earnings per share	5.83	72.0	3.39
• from continuing operations	5.83	72.0	3.39
• diluted earnings per share	5.83	72.0	3.39

Income from operations in 2005 contained special charges of €308 million, compared with €37 million in the previous year. In 2004, special items contained the gain from the sale of the printing systems business. €295 million was incurred for restructuring measures chiefly related to measures to increase efficiency at the production site in Ludwigshafen, Germany, as well as the partial closure of the site in Feluy, Belgium. Other special charges were related to the restructuring programs for the Fine Chemicals and Intermediates divisions, for example, for the closure of a vitamin C plant in Grenaa, Denmark, as well as plants for THF and PolyTHF® in Yokkaichi, Japan. Special gains primarily resulted from divestitures associated with portfolio optimization in the Agricultural Products division. In 2005, the financial result included, in particular, the gain from the sale of the 50% stake in Basell.

Income from operations in 2004 contained net special charges of €37 million. This amount includes the gain from the sale of the printing systems business. €277 million was incurred for restructuring measures related to steps to increase efficiency as part of the Ludwigshafen Site Project, the further development of our organization in Europe, as well as restructuring measures in North America (NAFTA). Special items also arose due to portfolio measures and litigation. The financial result contained a write-down on our 50% stake in Basell and on our stake in Svalöf Weibull.

2005 Compared with 2004

Sales

Sales in 2005 rose 13.9% compared with the previous year to €42,745 million. The change in sales was due to the following factors:

	2005
	Million €	As % of sales
Volumes	932	2.5
Prices	4,144	11.0
Currencies	362	1.0
Acquisitions and additions to the scope of consolidation	406	1.1
Divestitures	(636)	(1.7)
Total	5,208	13.9

Higher sales volumes were achieved mainly in the Chemicals and Oil & Gas segments. We were also able to implement price increases in almost all areas of our portfolio. The appreciation of the U.S. dollar, especially in the second half of the year, had only a minor overall impact on sales. Companies in the Asia Pacific region generated significantly higher sales, one reason being the startup of the plants at our new Verbund site in Nanjing, China.

Our acquisitions contributed €325 million to the increase in sales. This was primarily due to the acquisition of the electronic chemicals business of Merck KGaA, Darmstadt, Germany, in April 2005. The acquisition of the Swiss fine chemicals company Orgamol and other smaller firms in the Plastics segment took place in the fourth quarter, so there was no substantial effect on sales. Additions to the scope of consolidation contributed €81 million to sales.

Divestitures reduced sales by €636 million, particularly as a result of the sale of our printing systems business in the fourth quarter of 2004. In addition, the Agricultural Products division continued with its portfolio optimization measures. We also sold our polystyrene business in the United States and Canada to INEOS on April 25, 2005.

Income from operations

Compared with 2004, we increased income from operations by €637 million to €5,830 million. Income from operations as a percentage of sales was 13.6% compared with 13.8% in 2004. The increase in earnings was primarily due to higher prices for our products in almost all segments. The Plastics segment especially increased its earnings substantially despite the high volatility of raw material prices. Higher oil prices also led to significantly higher earnings in our Oil & Gas segment.

In addition, restructuring measures introduced in previous years paid off: Earnings were boosted by the Ludwigshafen Site Project, which was completed this year. We also reduced costs in North America (NAFTA) earlier than expected.

Income before taxes

Compared with the previous year, income before taxes and minority interests rose by €1,579 million to €5,926 million in 2005.

In 2005, return on assets, calculated as income before taxes plus interest expenses as a percentage of average total assets, increased to 17.7%, compared with 13.2% in the previous year.

Net income/Earnings per share

Net income was €3,007 million in 2005. This represents an increase of €1,003 million, or 50%, compared with 2004.

Minority interests contained profits of €161 million payable to shareholders of consolidated companies. In 2005, these were primarily our partner companies in natural gas trading and the steam cracker in Port Arthur, Texas.

The tax rate declined by 4 percentage points, mostly as a result of tax-free earnings from the sale of our stake in Basell. The previous year contained non-tax-deductible write-downs on participating interests.

Noncompensable foreign income taxes on oil production rose by €404 million to €1,072 million as a result of higher oil prices.

Earnings per share in 2005 were €5.73 compared with €3.65 in the previous year. In 2005, net income in accordance with U.S. GAAP was €3,061 million, or €5.83 per share, compared with €1,863 million or €3.39 per share in the previous year. Detailed explanations of our net income in accordance with U.S. GAAP are provided in Note 5 to the Consolidated Financial Statements in Item 18.

Sales and earnings forecasts

The sales and earnings of the BASF Group are to some extent heavily dependent on the volatility of the U.S. dollar and currencies that are tied to it, and on oil price volatility. In the Agricultural Products and Fine Chemicals divisions and in the Performance Products segment especially, a weaker U.S. dollar may result in negative currency translation effects.

Taking into account the economic assumptions described above, we aim to continue to grow faster than the market in 2006. On a comparable basis, in 2006, we plan to follow on from the strong level of income from operations posted in 2005.

Chemicals

Segment Data
(Million €)

	2005	% Change from Previous Year	2004
Sales to third parties	8,103	15.4	7,020
Thereof Inorganics	1,017	20.5	844
Petrochemicals	5,084	21.4	4,189
Intermediates	2,002	0.8	1,987
Intersegmental transfers	3,826	12.7	3,395
Sales including intersegmental transfers	11,929	14.5	10,415
Income from operations	1,326	3.3	1,284
Special items	(162)	(74.2)	(93)
Operating margin (%)	16.4	—	18.3
Assets	6,146	17.8	5,219
Return on operational assets (%)	23.3	—	25.2
Research and development expenses	114	16.3	98
Capital expenditures in tangible and intangible assets	639	6.3	601

The Chemicals segment comprises the Inorganics, Petrochemicals and Intermediates divisions.

2005 Compared with 2004

Segment Overview

Compared with the previous year, we increased sales to third parties by €1,083 million to €8,103 million in 2005 due to higher prices and volumes (volumes 5%, prices 8%, portfolio 2%). This was primarily due to the plants at our Verbund site in Nanjing, China, as well as the acquisition of the electronic chemicals business of Merck KGaA, Darmstadt, Germany.

We increased income from operations again by 3.3% compared with the exceedingly strong level in 2004. Earnings grew despite the hurricanes in the United States and additional costs for the startup of our plants in Nanjing and Caojing, China. It was mostly possible to pass on higher raw material prices to customers due to continuing strong demand in many product lines.

At €6,146 million, assets were €927 million higher than in 2004 due to the following measures in our key regions:

In Europe, we successfully started up new plants. At the Ludwigshafen site, for example, we commenced production of the petrochemical cyclohexane. This year, we started production of triethylenediamine, an important basic product in the manufacture of polyurethanes, in Antwerp, Belgium.

In North America (NAFTA), we are aligning production of plasticizers with our customers’ needs. At our site in Pasadena, Texas, we are converting the 2-ethylhexanol plant to produce 2-propylheptanol. At the same site, a new plant is also being built to produce the plasticizer Palatinol® DPHP from 2-propylheptanol. The production capacity of the 2-ethylhexanol plant is also being increased at the site in Freeport, Texas. We aim to start up the new and expanded plants in mid-2006.

In Asia, we reached several milestones in the expansion of our chemicals business. The purchase of the electronic chemicals business from Merck KGaA, Darmstadt, Germany, complements our portfolio and strengthens our position in this growth industry in Asia. The creation of a new, global business unit headquartered in Hong Kong is also contributing to this success. In Nanjing, China, we started operations at a Verbund site in this important market together with Sinopec, our Chinese partner. Since then, both the steam cracker and the downstream plants have been operating reliably. This site is a key factor in supplying our Chinese customers with important petrochemical raw materials. We started production of THF and PolyTHF® at the world-scale plant at our site in Caojing, China. Among other things, PolyTHF® is used to make spandex fibers.

In 2006, we expect business to remain stable with our new plants in Asia contributing significantly to business. Earnings will, above all, be negatively impacted by scheduled plant shutdowns for inspections and maintenance. We also expect raw material costs to remain high and energy costs to increase. In 2006, we nevertheless aim to match the previous year’s strong earnings.

Inorganics

In 2005, we increased sales to third parties by €173 million to €1,017 million (volumes 1%, prices 1%, portfolio 18%).

The sales growth was mainly due to the purchase of the electronic chemicals business in April 2005.

Income from operations in 2005 was slightly higher than the previous year’s already high level. Higher natural gas prices, particularly in the second half of 2005, resulted in a slightly lower contribution to earnings from methane-based products. However, this was offset by continued improvement in earnings from basic inorganic chemicals.

The acquisition of Merck KGaA’s activities serves to develop BASF’s electronic chemicals business. It considerably strengthens BASF’s market position in Europe and Asia, making BASF the leading provider of electronic chemicals in the growth areas of semiconductors and flat screens.

We expect higher sales in 2006 with contributions from all of the division’s business units. We do not expect to match the high earnings level of 2005 because further increases in natural gas and energy prices will put noticeable pressure on margins.

Petrochemicals

In 2005, we significantly increased sales to third parties by €895 million to €5,084 million (volumes 12%, prices 9%). All product lines contributed to this increase. Sales growth for cracker products, in particular, was higher than average in view of increased prices for crude oil and naphtha. Sales of alkylene oxides and glycols as well as plasticizers and solvents also increased thanks to strong demand.

With business remaining strong, income from operations exceeded the very high level recorded in 2004. Raw material prices were considerably higher and very volatile, with record highs for crude oil and naphtha. We were largely able to pass on these increases to our customers in the form of higher prices. Capacity utilization rates at our plants were again very high. As a result, our margins were high, especially in the first half of the year. In the fall of 2005, hurricanes forced us to shut down our plants in the Gulf of Mexico for several weeks.

In 2006, we expect that our business will continue to develop positively. Although we anticipate sales  at the previous year’s level, it will be difficult to match the record earnings posted in 2005. Additional  business volumes will certainly come from the first full operational year of our plants in Nanjing, China.  However, these are likely to be offset by scheduled shutdowns of major plants in Europe and the United  States.

Intermediates

Sales to third parties amounted to €2,002 million (volumes –9%, prices 9%, currencies 1%). In line with our “value before volume” strategy, we offset lower sales volumes compared with 2004 thanks to price increases in all regions and nearly all strategic business units.

Global demand in strategic business units the amines, carboxylic acids and specialty intermediates was strong in 2005. From the second quarter onward, the butanediol and derivatives business was affected by a decline in demand for PolyTHF®, in particular in Asia. This was due to a textile trading dispute lasting several months between China and the United States as well as between

China and the E.U. In the second half of 2005, the strategic business unit polyalcohols and specialties recovered following initially weak demand in its most important application, coatings.

Income from operations was lower than in 2004 due to provisions for restructuring and plant closures. In the first half of 2005, raw material costs remained overall constant, and price increases led to significantly improved margins. After the hurricanes in the Gulf of Mexico in the third quarter of 2005, however, the prices of almost all important raw materials rose dramatically worldwide. Costs for the startup of six new plants in Caojing and Nanjing, China, also negatively impacted earnings in the second half of the year.

Earnings in 2005 were also impaired mainly by provisions established for the restructuring and partial closure of the site in Feluy, Belgium, and the closure of plants for THF and PolyTHF® in Yokkaichi, Japan.

We expect sales to increase slightly in 2006. Thanks to the restructuring measures we have introduced, we expect to improve earnings despite higher raw material costs and additional capacities at both existing and new competitors.

Plastics

Segment Data
(Million €)

	2005	% Change from Previous Year	2004
Sales to third parties	11,718	11.3	10,532
Thereof Styrenics	4,518	1.5	4,450
Performance Polymers	2,909	12.4	2,587
Polyurethane	4,291	22.8	3,495
Intersegmental transfers	471	(30.4)	677
Sales including intersegmental transfers	12,189	8.7	11,209
Income from operations	1,015	46.3	694
Special items	(16)	72.4	(58)
Operating margin (%)	8.7	—	6.6
Assets	6,639	7.3	6,187
Return on operational assets (%)	15.9	—	11.6
Research and development expenses	135	(0.7)	136
Capital expenditures in tangible and intangible assets	490	3.6	473

The Plastics segment comprises the Styrenics, Performance Polymers and Polyurethanes divisions.

2005 Compared with 2004

Segment Overview

Sales to third parties rose by €1,186 million to €11,718 million in 2005 (volumes 1%, prices 9%, currencies 1%).

Income from operations rose by €321 million to €1,015 million compared with last year’s strong level. In the Performance Polymers and Polyurethanes divisions, sales and earnings continued to improve as a result of higher prices despite high and volatile raw material costs. Only the Styrenics division fell short of the previous year’s high earnings, even though sales remained stable. This was due to both the high volatility of benzene and styrenics prices as well as a decline in market demand.

Price increases were necessary to pass on higher raw material costs. As a result, demand in the second half of 2005 was lower than originally forecast. Our margins therefore came under pressure and softened slightly.

We further strengthened the polyurethanes and performance polymers businesses through acquisitions. All divisions continued to optimize their business models. Here, we focused on working closer with customers to implement their ideas for new products and applications. Specialties in the Styrenics division were combined in a single global business unit.

In 2005, we invested primarily in the further expansion of our business in the Performance Polymers and Polyurethanes divisions. Inventories and especially receivables rose compared with the previous year as a result of significantly higher sales volumes and prices. This increased the segment’s total assets.

In 2006, the main focus will be on starting up additional capacities in Asia. The MDI/TDI complex built together with our partners in Caojing, China, is one example of the consistent expansion of our activities in this region. Due to the expansion of our business, we expect sales to increase slightly. In view of the startup costs for our new plants and the ongoing volatility of raw material costs for styrenics and fiber intermediates, we aim to at least match the 2005 earnings level.

Styrenics

At €4,518 million, sales to third parties in the Styrenics division in 2005 remained at the previous year’s level (volumes –3%, prices 4%, currencies 2%, portfolio –1%). This was due to a decline in demand and structural effects.

Income from operations was considerably below last year’s high level. In contrast to 2004, we were able to pass on further increases in raw material costs to customers only after a considerable delay. The high volatility of benzene and styrene prices had a negative impact on earnings. The decline in demand had a negative impact and was caused to some extent by substitution of styrenics by other materials.

We have consistently proceeded to reorient our business models. Since the start of 2005, we have combined specialties in a single global unit. This has the essential advantage that all activities are now coordinated worldwide “under one roof.” Since then, we have marketed our product range worldwide under the new PlasticsPlus® brand. A successful example of a product innovation is the rapid global introduction of Ecovio®, a biodegradable plastic partly based on renewable raw materials.

We have reached important milestones in the restructuring of our business in North America (NAFTA). The measures carried out in 2005 included divestiture of the polystyrene business together with the site in Joliet, Illinois. In addition, we transferred production of Styropor® from South Brunswick, New Jersey, to Altamira, Mexico.

In 2006, we aim to increase sales and significantly increase earnings. To do this, we want to better manage the significantly higher volatility of prices and raw material costs seen in recent years and further reduce our fixed costs.

Performance Polymers

Sales to third parties rose €322 million to €2,909 million in 2005 (volumes 4%, prices 8%). In particular, sales in Asia increased significantly compared with 2004.

Income from operations increased despite persistently high raw material prices. We succeeded in implementing substantial price increases, especially for polyamides and intermediates, which made a significant contribution to earnings.

We expanded our engineering plastics business worldwide. In Asia, we increased compounding capacities in Pasir Gudang, Malaysia, and in Pudong, China. Additionally, we are building a new PBT plant in Kuantan, Malaysia, together with our Japanese partner Toray Industries Inc. This plant is scheduled to start operations in mid-2006.

We acquired the company Leuna-Miramid GmbH, in Leuna, Germany, strengthening our position in engineering plastics in Europe.

By acquiring the North American business of LATI USA, Inc., we consolidated our market position in this region. The restructuring measures underway in this region will continue.

We have rigorously continued to optimize our globally managed commodity business model for polyamides and intermediates. This provides us with the flexibility to exploit regional market advantages.

In engineering plastics, we are expanding our cooperation with key customers. Here, we are focusing on new applications and new uses for plastics.

On the basis of the measures we are planning, we expect a slight increase in earnings in 2006.

Polyurethanes

Sales to third parties rose by €796 million to €4,291 million in 2005 (volumes 2%, prices 17%, currencies 2%, portfolio 2%). The strongest growth was recorded in the Asia Pacific region.

We improved income from operations compared with 2004. This was mainly due to sales prices, which rose during the course of the year. Significantly higher raw material and energy costs did, however, impact our business.

In 2005, our capital expenditures again focused on Asia: The production facility for the basic materials MDI and TDI, which we are building with partners in Caojing, China, is scheduled to start operations in summer 2006. The additional capacities will be used to meet the constantly rising demand in Asia, and in China in particular. In addition, this facility will provide the necessary starting materials for the production of specialties in Pudong, China, which is planned for 2007.

At our Verbund site in Antwerp, Belgium, we raised production capacity for MDI from 360,000 to 450,000 metric tons per year in 2005 in order to meet increased demand.

In 2006, we expect persistently volatile and generally very high prices for raw materials and energy. The startup costs for the plants in Caojing, China, will additionally reduce earnings. It will therefore be a considerable challenge to match the strong level of earnings posted in 2005.

Performance Products

Segment Data
(Million €)

	2005	% Change from Previous Year	2004
Sales to third parties	8,267	3.3	8,005
Thereof Performance Chemicals	2,889	(10.5)	3,228
Coatings	2,180	7.8	2,022
Functional Polymers	3,198	16.1	2,755
Intersegmental transfers	352	21.0	291
Sales including intersegmental transfers	8,619	3.9	8,296
Income from operations	863	(23.5)	1,128
Special items	(27)	.	278
Operating margin (%)	10.4	—	14.1
Assets	4,863	7.2	4,538
Return on operational assets (%)	18.4	—	24.2
Research and development expenses	214	(1.4)	217
Capital expenditures in tangible and intangible assets	347	14.1	304

The Performance Products segment consists of the Performance Chemicals, Coatings and Functional Polymers divisions.

2005 Compared with 2004

Segment Overview

Sales to third parties in 2005 climbed €262 million to €8,267 million compared with 2004 (prices 7%, currencies 1%, portfolio –5%). This more than offset the decline in sales due to the sale of the printing systems business in November 2004.

The sales growth was due mainly to rigorously implemented price increases. The Functional Polymers division, in particular, continued to grow profitably. The positive development of business in Asia gave additional impetus to growth.

The strong improvement in the margins in the Performance Polymers and price increases in Performance Chemicals and Coatings had a positive effect on income from operations. The income from operations fell short of the previous year which included the gain from the divestiture of the printing systems business.

As a result, 2005 was another successful year for the Peformance Products segment despite further increases in raw material costs and a challenging market environment in some business areas. Our Verbund structure and our strong position in Asia again had a positive impact.

We increased capital expenditures by €43 million to €347 million. The most important projects were the integrated production complex for acrylic acid in Nanjing, China, and the construction of a superabsorbents plant in Freeport, Texas. In addition, we started work on the construction of a plant for raw materials for HDI-based coatings in Caojing, China.

We expect slightly higher sales in 2006. In a challenging market environment, we aim to post higher earnings compared with the strong level in 2005.

Performance Chemicals

As a result of the sale of the printing systems business in 2004, sales to third parties declined by €339 million to €2,889 million (prices 5%, portfolio –16%). Sales from ongoing business increased in all regions  due to higher prices for our products. Significantly higher sales compared with 2004 were posted, in particular for performance chemicals for detergents and formulators as well as for the automotive and oil industries.

The positive earnings trend in these two business units contrasted with lower earnings for performance chemicals for paints, coatings and specialties as well as for leather. On the other hand, our restructuring measures enabled us to improve earnings in performance chemicals for textiles despite the persistently difficult environment.

In 2006, we expect the positive sales trend to continue and earnings to increase. We expect to achieve this through higher sales volumes and selective price increases. At the same time, we are continuing to restructure our European business for the textiles and leather industries in order to adapt our activities to the ongoing difficult market environment in Europe.

Coatings

Sales to third parties increased by €158 million to €2,180 million (volumes –2%, prices 3%, currencies 3%, portfolio 4%). In all regions, sales increased in local currency terms.

Significantly higher raw material costs put pressure on our margins. As a result, earnings were lower than in 2004. Positive currency effects offset the impact of stagnation in the automotive industry only to a limited extent. We increased both volumes and sales of automotive (OEM) and automotive refinish coatings. We continued with our measures to optimize our portfolio and restructure the industrial coatings business unit. In East Asia, we strengthened our business by acquiring the remaining shares in our Japanese joint venture BASF NOF Coatings.

Higher raw material costs depressed our margins in the automotive coatings business unit. This was compounded by the impact of sluggish growth in the automotive industry in Europe and North America (NAFTA).

We continued to expand our system supplier concept for reducing the total cost of coating processes for customers. In addition to supplying our products, we provide inventory management and other customer services.

In the refinish coatings business, earnings remained at last year’s level, although margins were lower because of changes in the product mix and higher raw material costs. We achieved above-average increases in exports to Eastern Europe.

In the architectural coatings business in South America, we strengthened our market leadership with our Suvinil® brand and improved earnings.

We aim to increase sales and earnings in 2006. In particular, we expect a positive impact from our newly established regional business unit in Asia. In addition, we are rigorously pursuing the restructuring of our industrial coatings business. We are expanding our presence in growth markets in Eastern Europe and Asia. We plan to continue the measures we have already introduced to increase efficiency in all regions and business units.

Functional Polymers

At €3,198 million, sales to third parties increased by €443 million compared with 2004 (volumes 1%, prices 14%, currencies 1%). This significant increase was primarily the result of passing on higher raw material costs to our customers.

We increased sales considerably, in particular for starting materials for adhesives raw materials and acrylic monomers. Higher sales volumes of acrylic monomers resulted from the start of operations at our plants in Nanjing, China. Our world-scale plants for the production of acrylic acid and acrylates at this new BASF Verbund site were completed on schedule. Operations started successfully in the first quarter, and full production capacity was available by the end of April. In Europe, we suffered losses in dispersions for paper finishing as a result of the long industrial dispute in the Finnish paper industry. We discontinued our business with dispersions for the carpet industry in Europe because of the unsatisfactory earnings situation and reduced our production capacities by closing an old plant. Income from operations was significantly higher than in 2004. All product lines, and especially acrylic monomers, contributed to this thanks to high capacity utilization of cost-efficient plants.

In 2006, we expect sales to be slightly higher than in 2005 due to continuing strong demand. In a challenging market environment, we aim to match the very strong earnings posted in 2005.

Agricultural Products & Nutrition

The Agricultural Products & Nutrition segment comprises the Agricultural Products division and the Fine Chemicals division. For reporting purposes each division is considered a reportable segment. The following data relate to the divisions.

Agricultural Products

Segment Data
(Million €)

	2005	% Change from Previous Year	2004
Sales to third parties	3,298	(1.7)	3,354
Intersegmental transfers	29	11.5	26
Sales including intersegmental transfers	3,327	(1.6)	3,380
Income from operations	681	13.1	602
Special items	10	.	(64)
Operating margin (%)	20.6	—	17.9
Assets	5,156	3.4	4,985
Return on operational assets (%)	13.4	—	11.4
Research and development expenses	303	11.4	272
Capital expenditures in tangible and intangible assets	74	(26.0)	100

2005 Compared with 2004

At €3,298 million, sales to third parties were €56 million lower than in 2004 (volumes –1%, prices/currencies –1%).

Our sales in Europe (based on the location of the company) declined by 4% to €1,507 million. Persistently dry weather in parts of southern Europe led to lower sales volumes. However, our business in the Central and Eastern European growth markets developed positively. The launch of boscalid, our newly developed fungicide, also had a positive impact on our business.

We successfully expanded our business in North America (NAFTA), where sales rose by 9% to €946 million. Here, our product Headline®, which contains the active ingredient F 500®, made a major contribution thanks to its positive effects on crop health and yields.

Sales in Asia declined by 2% to €212 million due to the transfer of distribution in Australia. This reorganization enabled us to reduce selling expenses and increase our profitability and the market presence of our products.

In South America, sales declined by 10% to €633 million. This was mainly due to conditions in Brazil, where persistently dry weather reduced harvests and the appreciation of the real put our export-oriented customers under considerable pressure. In this region, we continued with our cautious business policy, which aims to achieve long-term success. Our fungicide Opera® with the active ingredient F 500® continued to affirm its market leadership. In addition, we successfully expanded our insecticide business in Brazil with the seed treatment product Standak®, which contains the active ingredient fipronil.

We increased income from operations by €79 million to €681 million. Higher demand for our innovative products and the sale of three non-strategic active ingredients offset the negative impact of lower sales and scheduled rises in research and development expenses.

We increased research and development expenditure by €31 million to €303 million. As a percentage of sales, research and development expenses amounted to 9.2%, compared with 8.1% in 2004.

Assuming normal seasonal conditions in 2006, we expect to increase sales and maintain earnings at last year’s strong level. We aim to develop our business with our high-value, innovative products. At the same time, we plan to provide additional funds to conduct research into new solutions to improve plant health and develop products based on our latest active ingredients.

We will continue to manage receivables and inventories strictly in a market that continues to be highly competitive.

Fine Chemicals

Segment Data
(Million €)

	2005	% Change from Previous Year	2004
Sales to third parties	1,732	(3.4)	1,793
Intersegmental transfers	28	(6.7)	30
Sales including intersegmental transfers	1,760	(3.5)	1,823
Income from operations	(58)	.	56
Special items	(80)	(95.1)	(41)
Operating margin (%)	(3.3)	.	3.1
Assets	1,481	13.2	1,308
Return on operational assets (%)	(4.2)	.	4.2
Research and development expenses	70	(22.2)	90
Capital expenditures in tangible and intangible assets	222	45.1	153

2005 Compared with 2004

In 2005, sales fell by €61 million to €1,732 million (volumes 3%, prices –7%, currencies 1%).

We achieved further profitable growth in the product lines fat-soluble vitamins and organic acids, which are used in animal nutrition, and aroma chemicals. Business with lysine and vitamin C was significantly negatively impacted by falling prices. Regulatory changes for the active ingredient pseudoephedrine in the U.S. pharmaceuticals market led to lower sales in the Pharma Solutions unit. Sales were also reduced by the disposal of the Cramlington production site, which still contributed to business in 2004. Effective October 1, 2005, we acquired the Orgamol Group with sites in Switzerland and France. This acquisition will enable us to expand the high-growth contract manufacturing business, which involves the exclusive manufacture of active ingredients and intermediates for the pharmaceutical industry.

Following the start of our own production of feed enzymes from 2006 onward, we will be able to realize the added value created by these products and achieve cost advantages.

In addition to the decline in sales prices, earnings were negatively affected by increasingly high costs for raw materials and energy in the course of the year. Cost reductions, for example in the citral product line, only partially offset operating costs.

We introduced a restructuring program in view of the unsatisfactory earnings trend. One-time charges related to this program are largely accounted for the closure of the vitamin C plant in Grenaa, Denmark, and for a reduction in the workforce at the production site in Minden, Germany.

Assets in the Fine Chemicals division increased in 2005 as a result of the Orgamol acquisition. On a comparable basis, however, we reduced operating assets.

On the basis of the measures we are taking, we expect higher sales and earnings in 2006.

Oil & Gas

Segment data
(Million €)

	2005	% Change from Previous Year	2004
Sales to third parties	7,656	45.5	5,263
Thereof natural gas trading	4,157	49.5	2,781
Intersegmental transfers	723	32.4	546
Sales including intersegmental transfers	8,379	44.2	5,809
Royalties	281	15.6	243
Sales including intersegmental transfers, less royalties	8,098	45.5	5,566
Income from operations*	2,410	46.7	1,643
Thereof natural gas trading	316	(7.1)	340
Special items	—	.	(10)
Operating margin (%)	31.5	—	31.2
Assets	4,895	20.5	4,063
Return on operational assets (%)	53.8	—	41.3
Capital expenditures in tangible and intangible assets	624	60.8	388
Exploration expenses**	173	(11.3)	195

*          Income taxes on oil production in North Africa and the Middle East that are noncompensable with German corporate income tax in the amount of €1,072 million (2004: €668 million) are not deducted from income from operations, but are reported as income taxes. Please see Note 10 to the Consolidated Financial Statements included in Item 18.

**    Starting in 2005, expenses in the Oil & Gas segment related to the exploration for oil and gas deposits and to dry holes are recorded as other operating expenses rather than as research and development expenses.

2005 Compared with 2004

Sales to third parties in 2005 rose by €2,393 million to €7,656 million (volumes 7%, prices/currencies 38%). This was due to the significant rise in oil prices, increases in crude oil and natural gas production, as well as the expansion of the natural gas business.

In the exploration and production business sector, net sales to third parties in 2005 increased by €1,017 million to €3,499 million. The average reference price of crude oil (Brent) rose compared with the previous year by $16 per barrel to $55 per barrel. On a euro basis, this represents a rise of €13 per barrel to €44 per barrel. Crude oil and natural gas production rose by 3.1% to 112 million barrels of oil equivalent. This was mainly due to an increase in crude oil and associated gas production volumes in Libya. In 2004, our production in Libya was temporarily restricted by OPEC resolutions. Natural gas production was expanded in Argentina and the Netherlands.

Sales in our natural gas trading business sector rose by €1,376 million to €4,157 million as a result of increased volumes and prices. Gas volumes overall increased by 8.6% to 330.2 billion kilowatt hours. On a consolidated basis, gas sales volumes rose 11.1% from 210.2 billion kilowatt hours in 2004 to 233.5 billion kilowatt hours in 2005. In Germany, WINGAS again grew faster than the market and acquired new customers, in particular in the power station sector. We expanded our marketing activities in Belgium, the United Kingdom, the Czech Republic and Austria.

Income from operations rose by €767 million to €2,410 million. Income from operations in the exploration and production business sector, which is included in this amount, increased by €791 million to €2,094 million, mainly as a result of higher prices. Income from operations includes income taxes on oil production in North Africa and the Middle East of €1,072 million that are noncompensable with German corporate income tax. These taxes are reported as income tax (see also Note 10 to the Consolidated Financial Statements included in Item 18).

Income from operations from natural gas trading declined by €24 million to €316 million. Our buying and selling prices largely depend on the price of crude oil. However, the time lag between changes is longer for selling prices than for buying prices. The continuous increase in oil prices over a long time therefore impaired our trading margin during the reporting period.

Assets in the Oil & Gas segment rose by €832 million to €4,895 million compared with the previous year. Additions to tangible assets mainly involved exploration and production activities in Germany, the Netherlands, Libya and Argentina.

In 2005, 16 wildcat and appraisal wells were drilled in the search for new oil and natural gas deposits, 11 of which were successful. We replenished 52% of the volumes drilled in 2005. In the natural gas trading sector, we invested primarily in expanding our infrastructure.

Proved crude oil reserves declined by 6% to 63 million tons compared with year-end 2004. The reserve-to-production ratio was seven years, compared with eight years at year-end 2004. Proved natural gas reserves of 63 billion cubic meters declined by 5% compared with the previous year. The reserve-to-production ratio is nine years.

To further extend our long-standing cooperation with our Russian partner Gazprom, we signed a memorandum of understanding covering the entire value-adding chain – from production and transportation through to natural gas trading. Under the terms of the memorandum of understanding, Gazprom is to increase its stake in WINGAS. The Yuzhno-Russkoye field in Western Siberia is to be developed jointly. It is also planned to jointly construct the North European Gas Pipeline (NEGP) through the Baltic Sea. Following startup, which is scheduled for 2010, WINGAS is to obtain up to 9 billion cubic meters of gas per year for the next 25 years from the new pipeline.

In our Achimgaz joint venture with Gazprom, roads and construction site work for the drilling and production facilities have been largely completed. This joint venture will produce natural gas and condensate from the Achimov deposit of the Urengoy gas field in western Siberia. The first drilling site of the six planned production wells to be drilled in the first phase of the project is expected to start operations at the beginning of 2006.

In 2006, we expect average prices for crude oil to remain high. We aim to increase sales and earnings in 2006 as a result of the planned expansion of natural gas production and natural gas trading activities.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth the summarized cash flows of BASF in each of the last two fiscal years:

Statement of cash flow	2005	2004
	(Million €)
Net income	3,007	2,004
Depreciation and amortization of intangible, tangible and financial assets	2,427	3,119
Changes in net working capital	250	(193)
Miscellaneous items	(434)	(296)
Cash provided by operating activities before external financing of pension obligations	5,250	4,634
External financing of pension obligations (CTA)	(3,660)	—
Cash provided by operating activities	1,590	4,634
Payments related to tangible and intangible assets	(1,948)	(2,057)
Acquisitions / divestitures	995	570
Financial investments and other items	247	254
Cash used in investing activities	(706)	(1,233)
Capital increases / repayments	(1,425)	(781)
Changes in financial liabilities	299	(203)
Dividends	(982)	(852)
Cash used in financing activities	(2,108)	(1,836)
Net changes in cash and cash equivalents	(1,224)	1,565
Cash and cash equivaltens as of beginning of year and other changes	2,132	521
Cash and cash equivalents as of end of year	908	2,086
Marketable securities	183	205
Liquid funds	1,091	2,291

2005 Compared with 2004

Cash provided by operating activities

At €5,250 million, cash provided by operating activities before external financing of pension obligations was high in 2005, primarily as a result of the significant increase in earnings. This represents a rise of 13.3% compared with the very strong level in 2004.

We further reduced net working capital despite a higher volume of business. Balance sheet items nevertheless increased, in particular due to the rise in the value of the U.S. dollar.

“Miscellaneous items” primarily reflects the reclassification of the gain from the sale of the stake in Basell, which is included as part of cash inflows in cash used in investing activities.

External financing of pension obligations

As of the end of the year, we transferred approximately €3.7 billion into a Contractual Trust Arrangement (CTA). This money will be used solely to finance pension obligations to the company’s employees and pensioners. This measure will lessen the impact of pension payments on BASF’s future cash flow and will further improve the transparency of our financial reporting. There will be no effect on the benefit levels for employees and pensioners of BASF; the pensions will also continue to be paid by BASF.

Cash used in investing activities

Net capital expenditures declined by €527 million, or 42.7%, compared with 2004. This significant decline was due primarily to cash inflows from portfolio measures.

We spent €1,948 million, or 5.3% less than in 2004, on additions to tangible and intangible assets. As a result, capital expenditures were again substantially below the level of depreciation and amortization.

Expenditures for acquisitions totaled €536 million and were primarily related to the acquisition of the electronic chemicals business of Merck KGaA, Darmstadt, Germany, as well as the Swiss fine chemicals company Orgamol. We generated proceeds of €1,531 million from divestitures, the most important of which was the sale of the stake in Basell. Additional cash inflows were related to further portfolio optimization measures in the Agricultural Products division and the sale of our polystyrene business in the United  States.

Changes in financial assets, marketable securities and financial receivables resulted in an outflow of €211 million. The sale and disposal of long-term assets and securities generated proceeds of €458 million.

In 2005, we invested a total of €2,523 million in tangible and intangible assets, including acquisitions, compared with €2,163 million in 2004. On a regional basis these capital expenditures were as follows:

	2005	2004
	%	%
Europe	57	56
North America (NAFTA)	11	12
Asia Pacific	28	28
South America, Africa, Middle East	4	4
Total	100	100

In the Chemicals segment, investments and acquisitions in 2005 rose by 6.3% compared with the previous year to €639 million. Major projects included:

•                  Completion and startup of the steam cracker, a syngas plant and production plants for formic acid, C4 oxo alcohols, ethylene oxide and ethylene glycol, propionic acid, methylamines and dimethylformamide at the new Verbund site in Nanjing, China;

•                  Completion and startup of plants for cyclohexane and isopropanolamine in Ludwigshafen, Germany;

•                  Completion and startup of a THF/PolyTHF® plant in Caojing, China;

•                  Optimization of plasticizer production in North America (NAFTA); and

•                  Acquisition of the electronic chemicals business of Merck KGaA, Darmstadt, Germany.

In the Plastics segment, we spent €490 million on capital expenditures and acquisitions in 2005. This was an increase of 3.6% compared with the previous year. Among the important investments were:

•                  Expansion of MDI production capacity in Antwerp, Belgium;

•                  Construction of new MDI and TDI plants in Caojing, China;

•                  Acquisition of the global TDI business of Huntsman, United States;

•                  Establishment of a PUR systems house in Bangpoo, Thailand;

•                  Construction of a PBT plant in Kuantan, Malaysia;

•                  Expansion of capacities for engineering plastics compounding in Pasir Gudang, Malaysia;

•                  Start of expansion of production capacities for polyamide 6 in Freeport, Texas; and

•                  Acquisition of Leuna-Miramid GmbH, Leuna, Germany.

In the Performance Products segment, investments in 2005 increased by 14.1% to €347 million. The most important projects were:

•                  Completion and startup of plants for acrylic acid and acrylates at the new Verbund site in Nanjing, China;

•                  Construction of a superabsorbents plant in Freeport, Texas; and

•                  Construction of a plant for raw materials for HDI-based coatings at the site in Caojing, China.

In the Agricultural Products & Nutrition segment, we spent €296 million on capital expenditures and acquisitions in 2005 compared with €253 million in the previous year. The Agricultural Products division invested €74 million, mainly in optimization measures at various sites. The Fine Chemicals division spent €222 million on capital expenditures and acquisitions in 2005. Major projects included:

•                  Construction of a plant for citral derivatives in Ludwigshafen and the completion of a plant for UV absorbers in Ludwigshafen, Germany;

•                  Construction of a feed enzymes plant in Ludwigshafen, Germany; and

•                  Acquisition of the Swiss fine chemicals company Orgamol with sites in Switzerland and France.

In the Oil & Gas segment, we invested €624 million compared with €388 million in 2004. Key projects included:

•                  Pipeline connection to the Mittelplate offshore oil field in Germany;

•                  Debottlenecking of the STEGAL natural gas pipeline;

•                  Start of development of the Achimov horizon in a section of the Urengoy field in Russia;

•                  Start of conversion of the Haidach natural gas field in Austria into a natural gas storage facility;

•                  Acquisition of the Saltfleetby natural gas field in the United Kingdom; and

•                  Development of new natural gas deposits in the Dutch North Sea and in Argentina.

Cash used in financing activities

In 2005, cash used in financing activities was €2,108 million compared with €1,836 million in 2004.

We spent a total of €1,435 million to buy back 26.06 million shares at an average price of €55.05 per share.

€982 million was paid in dividends and profit transfers in 2005. Of this amount, €904 million, or €1.70 per share, was for dividend payments to shareholders of BASF Aktiengesellschaft for fiscal year 2004. Shareholders of fully or proportionately consolidated companies received €78 million.

Liquid funds

Liquid funds declined due to the transfer of funds into the Contractual Trust Arrangement and amounted to €1,091 million at the end of 2005. As a result, liquid funds as a proportion of total assets declined to 3.1%.

Financial indebtedness increased by 19.5% compared with 2004 and amounted to €3,941 million. Because of the decline in liquid funds, net debt, defined as liquid funds less financial indebtness, increased by €1,843 million to €2,850 million. Financial liabilities are discussed in detail in Note 25 to the Consolidated Financial Statements in Item 18.

Detailed information on other financial obligations is provided in Note 26 to the Consolidated Financial Statements in Item 18.

Current situation

Working capital

Available capital resources are sufficient to cover the present working capital demands based on our business requirements.

Transfer restrictions

Some of our subsidiaries are operating in countries that restrict or exacerbate the free transfer of funds such as loan advances, dividends or capital repatriation. In order to ensure that there is no material impact of such restrictions on the BASF Group, BASF constantly seeks to minimize those risks by means of appropriate financing strategies. Based on our experience, we have concluded that we are not materially restricted by legal, fiscal or economic means to transfer funds from our Group companies to BASF Aktiengesellschaft.

Restrictive covenants associated with borrowings

Our financial debts are usually not subject to financial covenants that could, in case of default, cause earlier repayments, additional collateral or the use of any other legal means.

Some of our joint ventures in P.R. China have entered into project financings for the construction of plants and sites. The loans within the project financing amount to $1.1 billion (BASF share). These project financings contain usual financial covenants, mainly debt service cover ratios. The debt service cover ratio is defined as the ratio of the cash flow available for debt service to the debt service. Besides this, a debt-to-equity ratio is also being used. The debt-to-equity ratio is defined as the ratio of the aggregate of all utilizations under the term loans to the aggregate of the paid-in capital and all shareholder loans provided by the joint venture partners.

Commitments for investments

Planned capital expenditures in 2006 will amount to almost €2.0 billion and are thus expected to be below the level of depreciation and amortization. We aim to finance these planned investments from cash provided by operating activities. The main focus of our investment commitments is on Europe due to the projects in the Oil & Gas segment. Of the amount planned for 2006, 61% is scheduled to be invested in Europe; 17% in North America (NAFTA); 15% Asia, Pacific Area; and 7% in South America, Africa and Middle East. By segments, 19% is scheduled to be invested by Chemicals; 21% by Plastics; 16% by Performance Products; 7% by Agricultural Products & Nutrition; 21% by Oil & Gas; and 16% is scheduled to be invested for infrastructure and others.

Major projects by segment include:

Chemicals segment

•                  Expansion of the Electronic Materials Center Europe

•                  Expansion of nitric acid capacity in Antwerp, Belgium

•                  Expansion of capacity of the steam cracker in Antwerp, Belgium

Plastics segment

•                  Completion and startup of production plants for TDI and MDI in Caojing, China

•                  Construction of an HPPO plant in Antwerp, Belgium

•                  Establishment of a PUR systems house and construction of a production plant for TPU in Pudong, China

•                  Completion and startup of a PBT plant in Kuantan, Malaysia

•                  Construction of a compounding plant for engineering plastics in Pudong, China

•                  Expansion of production capacities for polyamide 6 in Freeport, Texas

•                  Construction of a production plant for Ecoflex® in Schwarzheide, Germany

Performance Products segment

•                  Construction of a plant for HDI-based coatings in Caojing, China

•                  Construction of a superabsorbents plant in Freeport, Texas

Agricultural Products & Nutrition segment

•                  Completion and startup of a plant for citral derivatives in Ludwigshafen, Germany

•                  Completion and startup of a production plant for feed enzymes in Ludwigshafen, Germany

Oil & Gas segment

•                  Development of new natural gas reserves in the Dutch North Sea and in Argentina

•                  Development of new oil fields in Libya and the expansion of existing ones

•                  Development of the Achimov horizon in a section of the Urengoy gas field in Russia

•                  Debottlenecking of the STEGAL natural gas pipeline

•                  Construction of a compressor station for the WEDAL natural gas pipeline in Lippe, Germany

•                  Conversion of the Haidach natural gas field in Austria into a natural gas storage facility

•                  Conversion of the Saltfleetby natural gas field in the United Kingdom into a natural gas storage facility.

EXCHANGE RATE EXPOSURE AND RISK MANAGEMENT

BASF conducts its business in many currencies other than the euro. About 56% of BASF’s 2005 sales and 57% of 2004 sales were to customers in Europe, about 44% of 2005 sales and 43% of 2004 sales were to customers outside Europe. Moreover, about 41% of BASF’s 2005 sales and 40% of BASF’s 2004 sales were attributable to BASF operations conducted outside Europe.

As a result of BASF’s foreign currency exposure, exchange rate fluctuations have a significant impact in the form of both translation risk and transaction risk on BASF’s Consolidated Financial Statements. Translation risk is the risk that BASF’s Consolidated Financial Statements expressed in euros for a particular period or as of a certain date may be affected by changes in the prevailing rates of the various currencies of the reporting subsidiaries against the euro. Transaction risk arises when the currency structure of BASF’s costs and liabilities deviates to some extent from the currency structure of BASF’s sales proceeds and assets.

The effect of exchange rate fluctuations on BASF’s income from operations for 2005 and 2004 is shown in BASF’s Consolidated Financial Statements under the line items “Other operating income” and “Other operating expense.” See Notes 7 and 8 to the Consolidated Financial Statements included in Item 18 for further information. The net effect of exchange rate fluctuations on BASF’s income from operations amounted to a net loss of €111.9 million in 2005 and a net gain of €83.3 million in 2004.

In 2005, foreign currency translation adjustments had a positive effect of €715 million on stockholders’ equity primarily due to the stronger U.S. dollar and currencies depending on the U.S. dollar in Asia, South America and, in particular, in the NAFTA region. In 2004, foreign currency translation adjustments had a negative effect of €231 million on stockholders’ equity primarily due to the weakening of the U.S. dollar and of currencies dependent on the U.S. dollar in Asia, South America and, in particular, in the NAFTA region.

Exchange rate risk management is centralized at BASF Aktiengesellschaft. BASF bases its foreign exchange risk management generally on exposures derived from receivables and payables on the balance sheet. Future sales revenues or expenses are only considered if such transactions have a high probability of occurrence. Receivables and payables in a particular currency are netted. Normally at BASF, receivables generated from export sales exceed payables from raw material purchases resulting in substantial net exposures in U.S. dollar.

To mitigate the impact of currency exchange rate fluctuations, the exposure to currency risk is assessed on a daily basis. BASF applies a selective hedging strategy - a varying portion of the exposure in each currency is hedged, based on forecasts of the exchange rate development versus the euro.

In 2005, BASF’s hedging transactions have been aimed primarily at minimizing exchange rate risks against the U.S. dollar, the British pound, the Korean won and the Brazilian real. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk” and Note 29 to the Consolidated Financial Statements included in Item 18 for further information.

RESEARCH AND DEVELOPMENT

BASF’s research and development activities aim to develop new and improved products, find new applications for existing products and develop more cost-efficient and environmentally sound manufacturing processes.

BASF spent €1,064 million on research and development activities in 2005 compared with €986 million in 2004. Of the total R&D expenditures the Chemical segment spent 10.7%, Plastics 12.7%, Performance Products 20.1%, Agricultural Products 28.5%, Fine Chemicals 6.6% and Others 21.4%. BASF spent 85.4% of its annual research budget in Germany, 6.8% in other European countries, 5.2% in North America and 2.6% in Asia and South America.

Starting in 2005, expenses in the Oil & Gas segment related to exploration for oil and gas deposits and to dry holes are recorded as other operating expenses rather than as research and development expenses. This disclosure reflects the economic substance of these expenses more appropriate and improves the comparability of BASF’s financial statements.

BASF employs about 7,000 people worldwide in various research and development activities. About 5,000 employees are involved in research and development work in Ludwigshafen, making the facility one of the world’s largest research centers in the chemical industry.

The four central technology platforms in Ludwigshafen, and a number of decentralized research and development sites worldwide, form an efficient network that makes an important contribution to BASF’s Verbund approach to integration. In addition, BASF conducts research activities through almost 1,300 cooperative agreements with universities, research institutes and industrial partners in many countries worldwide and through various research joint ventures. Product and market-related development worldwide is conducted in close cooperation with customers and joint-venture partners.

The biggest share of BASF’s research spending is devoted to the area of agriculture and nutrition. The Limburgerhof Agricultural Center near Ludwigshafen, Germany, and the research center in Research Triangle Park (RTP) in Raleigh, North Carolina, develop agricultural products using our network of experimental and research stations around the world. BASF conducts its own plant biotechnology research and is also involved in various biotechnology research joint ventures. The activities are concentrated in the central technology platform BASF Plant Science GmbH, which currently employs about 400 people worldwide.

BASF Future Business GmbH, a 100% subsidiary of BASF Aktiengesellschaft, was founded with the goal of developing new business areas together with partners both inside and outside the BASF Group. BASF Venture Capital GmbH, a wholly owned subsidiary of BASF Future Business GmbH focuses on venture capital investments. Both companies direct their activities on high-growth markets and future challenges, especially in the field of material sciences and energy management.

BASF puts great emphasis on obtaining patents, trademarks, copyrights and designs to protect its investment in research and development and the developed intellectual property. The company seeks the optimum protection for significant product and process developments.

COMMITMENTS

Off-Balance Sheet Arrangements

Our unconsolidated entities are not considered variable interest entities and do not constitute other off-balance sheet arrangements.

Contractual Obligations and Commercial Commitments

The table below summarizes BASF’s contractual and commercial obligations as of December 31, 2005.

Contractual Obligations	Total	Under one year	One year to less than five years	After five years
		(Million €)

Financial debt	3,941.0	259.3	1,197.0	2,484.7
Miscellaneous liabilities	2,741.8	1,699.0	430.7	612.1
Commitments from long-term rental and operating leasing contracts	827.4	171.9	391.5	264.0
Purchase commitments for raw materials and natural gas	60,916.6	9,934.1	18,737.2	32,245.3
Total	68,426.8	12,064.3	20,756.4	35,606.1

“Contractual obligations” are obligations to make payments or transfer assets under existing contracts. “Financial debt” comprises future principal and deferred interest payments that we need to make to settle our financial liabilities. This includes primarily bonds and liabilities to credit institutions. See also Note 25 to our Consolidated Financial Statements included in Item 18. “Miscellaneous liabilities” comprise advances received on accounts of orders, non-trade liabilities of our joint ventures to partners, tax, social security and payroll liabilities and deferred income as well as various other items as set forth in Note 25 to the consolidated financial statements. “Commitments from long-term rental and leasing contracts” encompass the total minimum undiscounted future payments for leasing and other long-term rental contracts. “Purchase commitments for raw materials and natural gas” contain obligations from the respective long-term purchase contracts.

Additionally, remaining costs of construction in progress include obligations arising from future investments in property, plant and equipment. They amount to €1,927.8 million as of December 31, 2005. Purchase commitments thereof amount to €692.2 million. Furthermore, there are obligations resulting from capital contribution in the amount of €92.4 million as of December 31, 2005.

Please see Note 23 included in Item 18, the Consolidated Financial Statements, for further information regarding pension commitments.

Item 6.                                     Directors, Senior Management and Employees

In accordance with the German Stock Corporation Act (Aktiengesetz), BASF Aktiengesellschaft has a Board of Executive Directors (Vorstand) and a Supervisory Board (Aufsichtsrat). The two Boards are separate, and no individual is simultaneously a member of both Boards.

The Board of Executive Directors is responsible for managing the business of BASF Aktiengesellschaft in accordance with the German Stock Corporation Act and BASF Aktiengesellschaft’s Articles of Association. The Board of Executive Directors also represents the company in its dealings with third parties and in court.

The principal function of the Supervisory Board is to appoint and supervise the Board of Executive Directors. The Supervisory Board may not make management decisions, but BASF’s Articles of Association or the Supervisory Board itself may require the prior consent of the Supervisory Board for certain types of transactions.

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

BOARD OF EXECUTIVE DIRECTORS

The number of members of the Board of Executive Directors is determined by the Supervisory Board, subject to a minimum of two members. As of December 31, 2005, BASF Aktiengesellschaft’s Board of Executive Directors had eight members. On December 16, 2005 the supervisory board appointed Dr. Martin Brudermüller as an additional member of the Board of Executive Directors, effective January 1, 2006.

Pursuant to the Memorandum and Articles of Association of BASF Aktiengesellschaft, any two members of the Board of Executive Directors or one member and the holder of a special power of attorney (Prokura) may bind the company.

The Board of Executive Directors must report regularly to the Supervisory Board on the current business of BASF Aktiengesellschaft, on the company’s business policies and other fundamental matters regarding the future conduct of the company’s business, on the company’s profitability, particularly on its return on equity, on the risk exposure of the company and the risk management, as well as on any exceptional matters that may arise from time to time. The Supervisory Board is also entitled to request special reports at any time.

The Supervisory Board appoints members to the Board of Executive Directors for a maximum term of five years. Members of the Board of Executive Directors may be re-appointed or have their terms extended for one or more terms of no more than five years.

Under certain circumstances, such as a serious breach of duty or a bona fide vote of no confidence by a majority of votes at a shareholders’ meeting, a member of the Board of Executive Directors may be removed by the Supervisory Board prior to the expiration of her or his term. A member of the Board of Executive Directors may not deal with or vote on matters relating to proposals, arrangements or contracts between that member and the company.

The Articles of Association of BASF Aktiengesellschaft require decisions of the Board of Executive Directors to be made by a simple majority unless the law requires a larger majority. In case of a tie, the vote of the chairman of the Board is decisive.

The following table lists the current members of the Board of Executive Directors, their ages as of December 31, 2005, the years in which they were first appointed to the Board and in which their running term ends and their outside directorships:

Dr. Jürgen Hambrecht

Age: 59	First year appointed: 1997	Year term expires: 2007

Professional Career
1976	Joined BASF Aktiengesellschaft’s Polymers Laboratory, responsible for polystyrene, styrenic copolymers and polyphenylene ethers
1985	Head of Research and Purchasing at BASF Lacke und Farben AG, Münster, Germany (now BASF Coatings AG)
1990	President, Engineering Plastics division
1995	President, East Asia division based in Hong Kong
1996	Appointed to the Board of Executive Directors effective May 16, 1997
2002	Appointed Chairman of the Board of Executive Directors effective May 6, 2003

Position & Main Areas of Responsibility

Chairman of the Board of Executive Directors – Legal, Taxes & Insurance, Planning & Controlling, Corporate Communications, Investor Relations, Executive Management and Development.

Memberships on Supervisory Boards

Bilfinger Berger AG, Mannheim, Germany

Eggert Voscherau

Age: 62	First year appointed: 1996	Year term expires: 2008

Professional Career
1969	Joined BASF
1981	Management position BASF Brasileira S.A., São Paulo, Brazil
1984	Managing Director, BASF Brasileira S.A., São Paulo, Brazil
1987	President, Crop Protection division
1991	President, North American Consumer Products division (Pharmaceuticals, Crop Protection and Fine Chemicals); in addition, from 1994 President of Latin America North division
1996	Appointed to the Board of Executive Directors effective November 1, 1996
1997	Chairman and Chief Executive Officer of BASF Corporation, New Jersey
2002	Appointed Vice Chairman of the Board of Executive Directors, effective May 6, 2003

Position & Main Areas of Responsibility

Vice Chairman of the Board of Executive Directors and Industrial Relations Director – Human Resources, Environment, Safety & Energy, Occupational Medicine & Health Protection, Ludwigshafen Verbund Site, Antwerp Verbund Site, Europe.

Memberships on Supervisory Boards

Haftpflichtverband der Deutschen Industrie VVaG, Hannover, Germany (German Industry Liability Association)

Talanx AG, Hannover, Germany

Dr. Kurt Bock

Age: 47	First year appointed: 2003	Year term expires: 2007

Professional Career
1985	Joined BASF Aktiengesellschaft in the Finance division
1987	Executive Assistant to BASF’s Chief Financial Officer
1991	Head of Technology, Director Planning and Controlling, Engineering Plastics division
1992	Senior Vice President, Finance, Robert Bosch GmbH, Stuttgart, Germany
1994	Senior Vice President, Finance and Accounting, Robert Bosch GmbH
1996	Managing Director, Robert Bosch Limitada, Campinas, Brazil
1998	Chief Financial Officer, BASF Corporation, New Jersey
2000	President, Logistics and Information Services
2002	Appointed to the Board of Executive Directors effective January 1, 2003

Position & Main Areas of Responsibility

Executive Director and Chief Financial Officer – Finance, Global Procurement & Logistics, Information Services, Corporate Controlling, Internal Audit, South America.

Dr. Martin Brudermüller

Age: 44	First year appointed: 2006	Year term expires: 2008

Professional Career
1988	Joined BASF Aktiengesellschaft in BASF’s ammonia laboratory to work in chemical research
1993	New business development/marketing, Intermediates division
1995	Delegated to BASF Italia Spa, Milan, Italy, Head of Marketing and Sales Intermediates, pharmaceutical chemicals
1999	Director Production fat-soluble vitamins, Fine Chemicals division
2001	Senior Vice President, Strategic Planning
2003	President, Functional Polymers
2005	Appointed to the Board of Executive Directors effective January 1, 2006

Position & Main Areas of Responsibility

Executive Director – Asia (as of April 1, 2006).

Dr. John Feldmann

Age: 56	First year appointed: 2000	Year term expires: 2009

Professional Career
1988	Joined BASF Aktiengesellschaft in product management for detergent additives
1990	Group Leader, Strategic Planning
1993	Vice President, Strategic Planning
1996	President, South East Asia/Australia regional division, headquartered in Singapore
1999	Head of cross-divisional negotiating teams, Ludwigshafen, Germany
1999	Appointed to the Board of Executive Directors effective January 1, 2000

Position & Main Areas of Responsibility

Executive Director – Styrenics, Performance Polymers, Polyurethanes, Oil & Gas, Polymer Research.

Dr. Andreas Kreimeyer

Age: 50	First year appointed: 2003	Year term expires: 2007

Professional Career
1986	Joined BASF Aktiengesellschaft´s Main Laboratory to work in biotechnological research
1989	Head of biological pilot plant, Main Laboratory
1991	Group Leader Fermentations, Main Laboratory
1993	Assistant to the Chairman of the Board of Executive Directors
1995	Vice President, Regional Development at BASF South East Asia Pte., Singapore
1998	President, Fertilizers division
2000	President, Dispersions division (in 2001 renamed Functional Polymers division)
2003	Appointed to the Board of Executive Directors effective January 1, 2003

Position & Main Areas of Responsibility

Executive Director – Performance Chemicals, Functional Polymers, Asia (until March 31, 2006), Coatings (as of April 1, 2006).

Klaus Peter Löbbe

Age: 59	First year appointed: 2002	Year term expires: 2006

Professional Career
1966	Joined BASF Aktiengesellschaft and initially worked as trainee and product manager
1975	Delegated to BASF Japan Ltd.
1987	Head of Diols Marketing, Intermediates division
1990	Group Vice President, Marketing, Intermediates division
1993	President, Industrial Chemicals division
1996	President, Coatings division and Chairman of the Board of Executive Directors of BASF Coatings AG, Münster, Germany
2001	Appointed to the Board of Executive Directors effective January 1, 2002 and Chairman and Chief Executive Officer of BASF Corporation, New Jersey

Position & Main Areas of Responsibility

Executive Director – Coatings (until March 31, 2006), North America (NAFTA).

Dr. Stefan Marcinowski

Age: 52	First year appointed: 1997	Year term expires: 2007

Professional Career
1979	Joined BASF Aktiengesellschaft’s Main Laboratory to work in biotechnological research
1986	Assistant to the Chairman of the Board of Executive Directors
1988	Senior Vice President, Public Relations department
1992	Vice-Presidente Executivo, BASF S.A., São Paulo, Brazil
1995	President, Plastic Foams & Reaction Resins division
1996	Appointed to the Board of Executive Directors effective May 16, 1997

Position & Main Areas of Responsibility

Executive Director and Research Executive Director – Inorganics, Petrochemicals, Intermediates, Chemical Research & Engineering, Corporate Engineering, University Relations & Research Planning, BASF Future Business GmbH.

Peter Oakley

Age: 52	First year appointed: 1998	Year term expires: 2008

Professional Career
1977	Joined the Economics Department of BASF Aktiengesellschaft
1980	Financial Controller within the Southeast Asia Regional division
1984	Head of Finance, Administration and Logistics at BASF China Ltd., Hong Kong
1991	Group Vice President of the Crop Protection business in North America, based in Raleigh, North Carolina
1995	President, Crop Protection division
1997	Appointed to the Board of Executive Directors effective May 20, 1998

Position & Main Areas of Responsibility

Executive Director – Agricultural Products, Fine Chemicals, Specialty Chemicals Research, BASF Plant Science GmbH.

SUPERVISORY BOARD

The Supervisory Board consists of 20 members, 10 of whom are elected by shareholders at BASF Aktiengesellschaft’s Annual Meeting and 10 of whom are elected by employees as required by the German Codetermination Act (Mitbestimmungsgesetz). Any Supervisory Board member elected by the shareholders at BASF Aktiengesellschaft’s Annual Meeting may be removed by a majority of the votes cast at a subsequent meeting of shareholders. Any Board member elected by the employees may be removed by three-quarters of the votes cast by the class of employees that the member represents.

Except for Hans Dieter Pötsch, all current shareholder representatives on the Supervisory Board were elected at the Annual Shareholders Meeting on May 6, 2003. Hans Dieter Pötsch was appointed by the district court of Ludwigshafen with effect as of March 2, 2004, as successor of Helmut Werner who passed away on February 6, 2004. The members of the Supervisory Board representing the Company’s employees were elected on February 25, 2003, except for Ralf Sikorski who was appointed by the district court of Ludwigshafen on August 7, 2003, as a replacement for Gerhard Zibell. Michael Vassiliadis became member of the Supervisory Board on August 1, 2004, after Jürgen Walter had resigned from his membership on the Supervisory Board with effect as of July 31, 2004. Michael Vassiliadis had already been elected by the Company’s employees on February 25, 2003, as substitute for Jürgen Walter.

The Supervisory Board appoints a chairman and a deputy chairman from among its members. The chairman of the Supervisory Board must be elected by a majority of two-thirds of the Board members. If a majority is not reached in the first vote, the members of the Supervisory Board, who were elected by the shareholders, elect the chairman.

At least half of the total required number of members of the Supervisory Board must be present or participate in decision-making to constitute a quorum. Unless otherwise provided for by law or BASF Aktiengesellschaft’s Articles of Association, resolutions are passed by a simple majority of the votes cast. In the event of a tie, a second vote is held, and the chairman may cast a deciding vote.

Supervisory Board members are elected for terms of approximately five years. The terms expire at the end of the Annual Meeting after the fourth fiscal year following the year in which the members were elected. The current terms of all Supervisory Board members expire at the end of the Annual Meeting in 2008. Compensation for Supervisory Board members is determined by BASF Aktiengesellschaft’s Articles of Association.

The following table lists the current members of BASF Aktiengesellschaft’s Supervisory Board, their respective ages as of December 31, 2005, their principal occupation and the year in which they were first elected or appointed to the Supervisory Board:

			Year First
Name	Age	Principal Occupation	Elected / Appointed
DR. JÜRGEN F. STRUBE Chairman	66	Chairman of the Supervisory Board of BASF Aktiengesellschaft Retired Chairman of the Board of Executive Directors of BASF Aktien gesellschaft	2003

ROBERT OSWALD(1) Deputy Chairman	50	Chairman of the works council of the Ludwigshafen site of BASF Aktien gesellschaft Chairman of the works council of BASF Group	2000

RALF-GERD BASTIAN(1)	48	Member of the works council of the Ludwigshafen site of BASF Aktiengesellschaft	2003

WOLFGANG DANIEL(1)	48	Deputy Chairman of the works council of the Ludwigshafen site of BASF Aktiengesellschaft	1996

DR. FRANCOIS DIEDERICH	53	Professor at Zürich Technical University	1998

MICHAEL DIEKMANN	51	Chairman of the Board of Executive Directors of Allianz AG	2003

DR. TESSEN VON HEYDEBRECK	60	Member of the Board of Executive Directors of Deutsche Bank AG	1998

ARTHUR L. KELLY	68	Chief Executive Officer of KEL Enterprises L.P., Chicago, Illinois	2000

ROLF KLEFFMANN(1)	56	Chairman of the works council of Wintershall AG’s Barnstorf oil plant	1998

MAX DIETRICH KLEY	65	Attorney at law Retired Deputy Chairman of the Board of Executive Directors of BASF Aktiengesellschaft	2003

DR. RENATE KÖCHER	53	Managing Director of the Institut für Demoskopie Allensbach, Gesellschaft zum Studium der öffentlichen Meinung mbH	2003

EVA KRAUT(1)	49	Chairwoman of the works council of BASF IT Services GmbH	2002

ULRICH KÜPPERS(1)	50	Regional Manager of the Mining, Chemical and Energy Industries Union (Industriegewerkschaft, Bergbau, Chemie, Energie) Rhineland Palatinate / Saar region	1994

KONRAD MANTEUFFEL(1)	53	Member of the works council of the Ludwigshafen site of BASF Aktiengesellschaft	1999

DR. KARLHEINZ MESSMER(1)	61	Plant Manager at the Ludwigshafen site of BASF Aktiengesellschaft	1993

HANS DIETER PÖTSCH	54	Member of the Board of Executive Directors of Volkswagen AG	2004

			Year First
Name	Age	Principal Occupation	Elected / Appointed
DR. HERMANN SCHOLL	70	Chairman of Supervisory Board of Robert Bosch GmbH Managing Partner of Robert Bosch Industrietreuhand AG	1998

RALF SIKORSKI(1)	44	Manager of the Ludwigshafen branch of the Mining, Chemical and Energy Industries Union (Industriegewerkschaft Bergbau, Chemie, Energie)	2003

ROBERT STUDER	67	Retired Chairman of Union Bank of Switzerland	1993

MICHAEL VASSILIADIS(1)	41	Member of the Central Board of Executive Directors of the Mining, Chemical and Energy Industries Union (Industriegewerkschaft Bergbau, Chemie, Energie)	2004

(1) Employee representative

The Supervisory Board has established three committees: the committee for the personal affairs of the members of the Board of Executive Directors (Personalausschuss), the Audit Committee (Prüfungsausschuss) and the Mediation Committee.

The “Personalausschuss” performs the tasks of a nominating and compensation committee. The committee determines the terms and conditions of employment of the members of the Board of Executive Directors including the level and structure of their remuneration. In addition, the committee makes proposals regarding the appointment of members of the Board of Executive Directors. As of December 31, 2005, the members of this committee are Dr. Jürgen F. Strube, Robert Oswald, Dr. Tessen von Heydebreck and Michael Vassiliadis.

The Audit Committee oversees the Company’s accounting processes. Based on the independent auditor’s report, it reviews the Company’s annual financial statements and reports to the Supervisory Board who then makes an informed decision whether or not to approve the annual financial statements. The Audit Committee is responsible for dealing with the independent auditors of the Company. In particular, it awards the audit contract to the independent auditor elected at the Annual Shareholders’ Meeting, determines the focal points of the audit, as well as the auditor’s compensation, and approves non-audit services rendered by the independent auditor. As of December 31, 2005, the members of the Audit Committee are Max Dietrich Kley, Dr. Karlheinz Messmer, Hans Dieter Pötsch and Michael Vassiliadis. The Supervisory Board has determined that the Audit Committee currently includes two Audit Committee financial experts: Max Dietrich Kley and Hans Dieter Pötsch.

The Mediation Committee comprises two members of the Supervisory Board elected at the Shareholders’ Meeting and two members of the Supervisory Board elected by the employees. As of December 31, 2005, the members of this committee are Dr. Jürgen F. Strube, Robert Oswald, Dr. Tessen von Heydebreck and Wolfgang Daniel. In the event the Supervisory Board cannot reach the two-thirds majority required to appoint a member of the Board of Executive Directors, the Mediation Committee submits a proposal for the appointment to the Supervisory Board.

Compensation of Directors and Officers

The aggregate amount of compensation paid by BASF Aktiengesellschaft and its subsidiaries during the year ended December 31, 2005, to all members of the Board of Executive Directors and the Supervisory Board, as a group, was €18.7 million. Of this amount, members of the Board of Executive Directors received €15.3 million and members of the Supervisory Board received €3.4 million. The amount of compensation of the Board of Executive Directors includes accrued performance-related bonuses for 2005 of €10.3 million. Additionally, the pro rata value of stock options granted to the members of the Board of Executive Directors in 2005 amounted to €1.4 million.

The total compensation paid by BASF Aktiengesellschaft and its subsidiaries during the year ended December 31, 2005, to former members of the Board of Executive Directors and their beneficiaries was €5.8 million. As of December 31, 2005, provision for pensions and similar benefits to former members of the Board of Executive Directors and their beneficiaries totaled €77.7 million. No loans were extended to the members of the Supervisory Board or the Board of Executive Directors.

Pursuant to its Articles of Association, BASF Aktiengesellschaft grants each Supervisory Board member a fixed annual payment of €25,000 and additional compensation based on dividends paid to BASF Aktiengesellschaft shareholders. This latter amount is €3,500 for each €0.05 by which the dividend paid to the shareholders by BASF Aktiengesellschaft exceeds €0.30. For the year ended December 31, 2005, the additional compensation based on the dividends amount was €119,000. The Chairman of the Supervisory Board receives a payment of twice and a Deputy Chairman receives a payment of 1.5 times these amounts. BASF Aktiengesellschaft further grants the members of the Supervisory Board a fee of €500 for attending a meeting of the Supervisory Board or one of its committees to which they belong and reimburses each Supervisory Board member for applicable out-of-pocket expenses and value added tax. Each member of the Audit Committee further receives a fixed annual payment of €25,000 for such membership. The chairman of the Audit Committee receives twice and a deputy chairman receives 1.5 times this further amount.

Pursuant to BASF’s stock option program, each member of the Board of Executive Directors is entitled to receive options on BASF Shares corresponding to 10% to 30% of the Board member’s individual performance-related bonus. See “Item 6. Directors, Senior Management and Employees-BASF Stock Option Program (BOP)” for further details on the number of options granted and on the terms and conditions of the options’ rights.

Directors’ service contracts with BASF or with any of its subsidiaries do not include benefits which are provided upon termination of employment.

Share Ownership by Members of the Board of Executive Directors and the Supervisory Board

No member of the Board of Executive Directors or the Supervisory Board beneficially owns 1% or more of the outstanding BASF Shares.

EMPLOYEES

As of December 31, 2005, BASF employed a workforce of 80,945 worldwide, which represents a reduction of approximately 1.2% from the end of 2004. About 56.4% of the workforce is based in Germany. Expenditures for salaries and wages totaled €4,553 million in 2005, down from €4,579 million in 2004. For further information, see Note 12 to the Consolidated Financial Statements included in Item 18.

The following table details BASF’s workforce on a regional basis as of December 31, 2005, 2004 and 2003.

	2005	2004	2003
Europe	56,614	57,540	60,817
Thereof Germany	45,620	46,666	48,997
North America (NAFTA)	9,826	10,578	12,494
Asia Pacific	9,669	8,916	8,724
South America, Africa, Middle East	4,836	4,921	5,124
Total	80,945	81,955	87,159

As of December 31, 2005, BASF Aktiengesellschaft employed 34,143 people mainly at its headquarters in Ludwigshafen, Germany, compared with 35,303 people as of December 31, 2004.

A number of BASF’s non-management employees are members of labor unions. The majority of these union members belong to the Mining, Chemical and Energy Industries Union (Industriegewerkschaft Bergbau, Chemie, Energie). None of BASF’s sites in Germany is operated on a “closed shop” basis, meaning that employees are not required to join a union. In Germany, collective bargaining agreements for employees below management level are generally negotiated between the association of employers within a particular industry and the respective unions.

In addition, under German law, employees elect a works council (Betriebsrat) that participates in determining company site policy, especially with regard to certain voluntary compensation matters and benefits.

The most recent collective bargaining agreement for employees in Germany represented by labor unions, which covers most of BASF’s employees in Germany, was signed in June 2005 with a term of 19 months.

BASF considers its labor relations to be positive and anticipates reaching future agreements with its labor unions on terms satisfactory to all parties. There can be no assurances, however, that new agreements will be reached without a work stoppage or strike or on terms satisfactory to BASF. A prolonged work stoppage or strike at any of BASF’s major manufacturing sites could have a material adverse effect on the company’s results of operations. BASF has not experienced any material strike for more than 10 years.

BASF transferred approximately €3.7 billion into a newly established CTA (Contractual Trust Arrangement) by the end of 2005 solely to finance the pension obligations of BASF Aktiengesellschaft towards its employees and pensioners. In the future, existing company pension obligations will be externally funded such as those of the BASF Pensionskasse VVaG. Employee and pensioner benefit levels remain unchanged and ongoing benefits will continue to be paid by BASF Aktiengesellschaft. The CTA enables a long-term portfolio strategy to cover the underlying pension obligation despite the rising number of retirees and further increase in life expectancy.

Agreements at the Ludwigshafen site and restructuring at BASF Corporation

Together with employee representatives we have signed the “Stability through Change” agreement. Although this agreement remains in force until 2010, the target headcount of 32,000 employees can be adjusted dependent on natural fluctuation. Enforced redundancies will be avoided. The precondition for this agreement is that the site is not impaired by economic factors or negative circumstances that endanger BASF Aktiengesellschaft’s competitiveness to such an extent that specific structural measures are necessary. The viability of the agreement will be reviewed and discussed with employee representatives each year. In 2005, provisions of €35 million were made to cover severance payments (2004: €102 million).

In North America, a two-phase restructuring program has been implemented. Phase I of the program focused on improving the efficiency and effectiveness of our service and functional units. Phase II of the program focuses on the optimization of the sites and business units. The goal of reducing annual fixed costs by $250 million was achieved in mid-2005, 18 months ahead of schedule. Ongoing measures from the restructuring are expected to yield an additional $150 million in fixed cost reductions by mid-2007, bringing the total annual fixed cost reductions to $400 million. BASF in North America has reduced employment since 2002 by 4,700 positions, or 32% of the total workforce.

BASF Stock Option Program (BOP)

The BASF Stock Option Program (BOP) is offered to the Board of Executive Directors and currently approximately 1,000 of BASF’s Senior Executives. The program became effective on April 30, 1999, after BASF’s shareholders approved a conditional capital increase for the program at the Annual Meeting on April 29, 1999. At the Annual Meeting on April 26, 2001, the shareholders approved a new conditional capital increase to incorporate certain changes to the BOP effective as of 2001. In 2005, more than 82% of the eligible Senior Executives opted to participate in the program.

The participation in BOP requires a personal investment. The Executive has to introduce a specific number of BASF Shares into the program and to hold these shares (“the BOP Shares”) for at least two years following the Option Grant Date. The range (minimum/maximum) for the number of BOP Shares is calculated on the basis of 10% to 30% of the Executive’s annual variable compensation (gross, in Euro) and the relevant “market price” of the BASF Shares, which is the volume weighted average of the prices quoted in the Xetra electronic trading system of Deutsche Börse AG on the first trading day of the German Stock Exchange in Frankfurt following the Annual Shareholders’ Meeting (the “BOP Basic Price”). An Executive participating in the BOP receives four option rights for each BOP Share. In 2005, the BOP Basic Price was €50.03 (2004: €42.73, 2003: €38.94). The annual variable compensation for a member of the Board of Executive Directors is determined by the Supervisory Board pursuant to the terms of the Board Member’s contractual agreement with BASF. Annual variable compensation for any other Senior Executive is determined by such Senior Executive’s supervisors pursuant to Group-wide rules established by the Board of Executive Directors, and is based on BASF’s performance and the Senior Executive’s individual performance.

Option rights granted in 1999 and 2000 had a three-year vesting period. They expire 15 days after the sixth Annual Meeting of BASF Aktiengesellschaft following the grant date. Thus, the 1999 program ended in May 2005. Option rights granted since 2001 may not be exercised prior to July 1 two years after the granting. Option rights granted in 2001 expire 15 days after the eighth Annual Meeting of BASF Aktiengesellschaft following the grant date. Option rights granted in 2002-2005 expire on June 30, eight years after the granting.

The option rights are, as a matter of principle, paid in cash. BASF reserves the right to deliver shares instead of the cash settlement, if this is advisable for legal, economic or other reasons.

Each of these option rights entitles the holder to two subscription rights. The first subscription right permits participants to a cash settlement, based on the difference between the BASF Share Price on the exercise date and the BOP Basic Price, provided that the market price of BASF Shares on the exercise date is more than 30% higher than the BOP Basic Price. The second subscription right permits participants to a cash settlement, provided that the BASF Share outperforms the benchmark index. For options granted in 1999 and 2000, the benchmark index is the Dow Jones EURO STOXXSM Total Return Index and for options granted from 2001 to 2004 it is the Dow Jones Global Chemicals Total Return Index. The index relevant for BOP 2005 is the MSCI World Chemicals IndexSM. The cash settlement amount is equal to the relevant BOP Basic Price multiplied by twice the percentage by which BASF Shares have outperformed the benchmark index since the date of issue of the relevant right.

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

As from 2005, for participants who are subject to U.S. taxation a specific “U.S. BOP 2005” has been set forth. The only modification compared to the global program is the deferral of the payment of any exercise gain to the last day of the program.

For details about the number of stock options granted see the table below:

	2005	2004	2003
Stock options outstanding as of January 1	4,643,465	3,833,959	3,252,444
Stock options granted	1,807,800	1,115,964	1,413,816
Thereof to members of the Board of Executive Directors	209,792	120,356	116,612
Option rights lapsed(1)	66,950	64,464	78,480
Option rights exercised	983,706	241,994	753,821
Stock options outstanding as of December 31	5,400,609	4,643,465	3,833,959

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

In 2002, most companies improved the employee share purchase program. The first block of 10 shares purchased in any year now attracts one free incentive share in each of the following 10 years. In addition, all employees with permanent contracts were offered five free shares (which must be held for ten years). In 2005 employees worldwide purchased 565,000 shares through the employee share purchase program. Of those, 458,720 were acquired by employees of BASF Aktiengesellschaft and 106,280 by employees of other BASF Group companies. As a result, 76.9% of the eligible employees currently hold shares in the company.

	2005	2004	2003
Number of BASF Shares held under the program as of January 1	2,405,230	2,091,400	1,624,460
Number of BASF Shares purchased under the program	565,000	468,320	584,490
Maximum amount of free shares granted	375,535	323,235	391,065
Shares expired	175,100	154,490	117,550
Number of BASF Shares held under the program as of December 31	2,795,130	2,405,230	2,091,400

In mid-2000, BASF Corporation implemented an Employee Stock Purchase Program (ESPP) for employees that are not eligible to participate in the BASF Stock Option Program. The program allows an employee to purchase units in a common fund, which is invested primarily in BASF American Depository Receipts that are traded on the New York Stock Exchange. Units in the ESPP fund are purchased each payday through voluntary payroll deductions. For every block of 10 BASF Share equivalents so purchased, the employee is granted a proportionate number of Company Discount units, which vest on December 1 of the second calendar year following the purchase year. In addition, BASF grants Company Bonus units on December 1 of the second, fifth and eighth years following the purchase year, provided that the ESPP units purchased under the program are still held by the employee.

Item 7.    Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The capital stock of BASF Aktiengesellschaft consists of ordinary shares with no par value (Stückaktien) that are issued only in bearer form (“BASF Shares”). As of December 31, 2005, BASF Aktiengesellschaft had an aggregate of 515,059,000 ordinary shares outstanding. Thereof 680,000 are repurchased shares intended to be cancelled. The outstanding number of shares as disclosed in the financial statements is 514,379,000. Because the holders of BASF Shares are not registered with BASF Aktiengesellschaft or any other organization, BASF Aktiengesellschaft generally cannot determine who its shareholders are or how many shares a particular shareholder owns. Notwithstanding the foregoing, based on its most recent survey, BASF Aktiengesellschaft believes that, as of the beginning of 2006, approximately 14% of the BASF Shares were held by shareholders in the United States.

To the knowledge of BASF Aktiengesellschaft, no shareholder beneficially owns 5% or more of the BASF Shares.

To its knowledge, BASF Aktiengesellschaft is not owned or controlled directly or indirectly by any corporation, foreign government or any person, jointly or severally.

RELATED PARTY TRANSACTIONS

Certain members of the Supervisory Board and the Board of Executive Directors are members of supervisory or executive boards of non-affiliated companies with which BASF engages in certain transactions in the ordinary course of business. These transactions are executed at prevailing market rates and terms at the time of the transaction. There are no loans outstanding to members of the Supervisory Board or the Board of Executive Directors.

Material supply relationships exist between the proportionally consolidated Group companies Wintershall Erdgas Handelshaus GmbH, Germany; Wintershall Erdgas Handelshaus, Switzerland; and companies of the BASF Group, for the supply of oil and gas. The unconsolidated portion of these supplies amounted to €632.1 million in 2005 and €457.4 million in 2004.

In addition, a material supply relationship exists between the BASF Group, and the Basell Group, which was accounted for by the equity method until March 2005. Deliveries to the Basell Group amounted to €284.8 million in 2005 and €254.0 million in 2004.

All transactions were executed on an arms-length basis.

Please see Note 16 to the Consolidated Financial Statements included in Item 18 for details regarding payables and receivables with companies accounted for proportionally, at acquisition cost, or according to the equity method.

There were no transactions between Group companies and related individuals that were significant, or of an unusual nature.

Item 8.             Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

EXPORT SALES

BASF manufactures products mainly in Europe (primarily Germany), North America and Asia. BASF’s products are then sold in markets worldwide. Therefore, a large share of BASF’s products are manufactured in Germany and exported for sale in Asia and to a lesser extent in South America. The following table sets forth BASF’s primary exports:

			Regional
	Regional	Produced in	Exports
Region	Sales	Region	(Imports)
		(Million €)
Europe	23,755	25,093	1,338
Thereof Germany	8,865	17,100	8,235
North America (NAFTA)	9,479	9,542	63
Asia Pacific*	6,500	6,042	(458)
South America, Africa, Middle East*	3,011	2,068	(943)
Total	42,745	42,745	—

*                  Effective January 1, 2005, companies in Asia are reported in the region “Asia Pacific.” South America, which was previously reported separately, is now reported together with the geographic regions Africa and Middle East in the region “South America, Africa, Middle East.”

LEGAL PROCEEDINGS

Antitrust Claims Relating to Vitamins

On November 21, 2001, the European Commission imposed a fine of €296.2 million against BASF Aktiengesellschaft in connection with certain violations of antitrust laws relating to the sale of vitamin products in Europe between 1989 and early 1999. BASF has appealed against this decision. On December 9, 2004, the European Commission imposed an additional fine of €35 million for violations of certain antitrust laws relating to the sale of vitamin B4 (choline chloride) in the mid-nineties. BASF has appealed against both decisions. Further proceedings are still pending in Brazil and Australia.

A few State court lawsuits on behalf of indirect purchasers are still pending in the United States in connection with said antitrust law violations. Further claims for damages have been filed in the United Kingdom. A class action filed in Australia has been settled, with court approval still outstanding.

For these proceedings, the company has established provisions for the costs that it anticipates to be sufficient.

BASF Aktiengesellschaft has been named as a defendant in Empagran S.A. v. F. Hoffmann-LaRoche, Ltd, et al., a federal class action filed in the U.S. District Court for the District of Columbia purportedly on behalf of all persons who purchased vitamins from the defendants outside the United States between January 1, 1988 and February 1999. The Empagran complaint alleges that the plaintiffs were overcharged on their vitamins purchases as the result of a worldwide conspiracy among the defendants to fix vitamin prices. By decision dated June 7, 2001, the District Court for the District of Columbia dismissed the Empagran complaint for lack of subject matter jurisdiction. On January 17, 2003, a divided panel of the United States Court of Appeals for the District of Columbia Circuit reversed the District Court’s ruling. The Court of Appeals held that the United States antitrust laws permit the assertion of federal subject matter jurisdiction over claims by foreign purchasers based on purchases made and purported damages felt outside the United States. BASF Aktiengesellschaft and the other defendants petitioned for a Writ of Certiorari to the United States Supreme Court.

The Supreme Court granted the petition, and on June 14, 2004, vacated the Court of Appeals’ ruling and remanded the case to the Court of Appeals by an 8-0 decision. On June 28, 2005, the Court of Appeals, on remand, ruled that plaintiffs’ alleged link between foreign injury and domestic effects was legally insufficient to trigger jurisdiction under the Sherman Act and therefore affirmed the district court’s dismissal of the action. On October 26, 2005, plaintiffs filed a new petition for a writ of certiorari to the U.S. Supreme Court. The Supreme Court has denied plaintiffs’ petition, which BASF and the other defendants have opposed, on January 6, 2006. The proceedings are, therefore, terminated and the case is finally dismissed.

Meridia Class Actions against BASF Corporation and BASF Aktiengesellschaft

In various class actions in the United States, Knoll Pharmaceutical Corporation (KPC) and BASF Corporation (and in two cases BASF Aktiengesellschaft) as well as Abbott Laboratories, Inc. and Glaxo Wellcome were sued for an unknown amount of damages as well as for the reimbursement of costs for preventive medical check-ups. The claims are based on the alleged hazardousness, alleged insufficient trials, and failures during the regulatory approval process of Meridia® (trade name of the obesity drug sibutramine). Both actions against BASF Aktiengesellschaft have been dropped or dismissed. The claims against BASF Corporation have similarily been voluntarily dismissed. All cases have now been settled, with payment made by Abbott Laboratories which acquired KPC from BASF.

Additional Proceedings

The Supreme Court of Minnesota in its decision dated February 19, 2004, upheld a jury verdict against BASF Corporation in an amount of $52 million (with interest now totaling $60 million). The court held that the sale of the plant protection products Poast® and Poast Plus® at different sales prices violated consumer protection laws. BASF believes that different sales prices are justified because the products are based on different patented formulas and also must be sold as different products under relevant EPA regulations. BASF filed a petition for a Writ of Certiorari seeking review by the United States Supreme Court. BASF’s petition was granted, and the case was remanded to the Minnesota Supreme Court for reconsideration of its prior opinion in light of an intervening U.S. Supreme Court ruling in another case. The Court’s new ruling is expected during the first quarter of 2006.

In 2005, class action lawsuits against BASF Aktiengesellschaft and BASF Corporation had been filed at U.S. courts. It was alleged that sales of “urethanes and urethanes products” had violated antitrust laws. BASF will vigorously defend those lawsuits.

In August 2005, the European Commission issued Statements of Objections against several European producers of methacrylates and polymethacrylates for alleged anticompetitive behavior between 1995 and 2000, inter alia against BASF Aktiengesellschaft. Although the evidence induced by the Commission against the company is considered weak, a fine also against the company cannot be excluded. Therefore, the company has established provisions for the costs of this proceeding that it anticipates to be sufficient.

DIVIDEND POLICY

The Board of Executive Directors and the Supervisory Board of BASF Aktiengesellschaft propose dividends based on BASF Aktiengesellschaft’s year-end unconsolidated financial statements. The proposal is then voted on at BASF’s Annual Meeting. The Annual Meeting is usually convened during the second quarter of each year.

Since all BASF Shares are in bearer form, dividends are either remitted to the custodian bank on behalf of the stockholder, generally within two days following the Annual Meeting, or in the case of stockholders personally possessing certificates, available immediately following the Annual Meeting upon submission of the dividend coupon therefore at the offices of BASF Aktiengesellschaft in Ludwigshafen, Germany, or the offices of BASF Aktiengesellschaft’s appointed paying agents. Record holders of BASF’s American Depositary Receipts (ADRs) on the dividend record date will be entitled to receive payment of the dividend less withholding tax of 15% in respect of the year for which it is declared. See “Item 10. Additional Information” for further information.

Cash dividends payable to ADR holders will be paid to the Bank of New York, as depositary, in euros and, subject to certain exceptions, will be converted by the depositary into U.S. dollars. The amount of dividends received by holders of ADRs may be affected by fluctuations in exchange rates. See “Item 3. Exchange Rate Information” for further information.

BASF Aktiengesellschaft expects to continue to pay dividends, although there can be no assurance as to the particular amounts that would be paid from year to year. The payment of future dividends will depend on BASF’s financial condition. See “Item 5. Operating and Financial Review and Prospects.”

SIGNIFICANT CHANGES

On February 28, 2006, BASF Aktiengesellschaft reached an agreement with Degussa AG, Düsseldorf, Germany, to acquire Degussa’s construction chemicals business. The purchase price for equity is approximately €2.2 billion plus assumption of liabilities. As a result, the transaction value for BASF is currently estimated at approximately €2.7 billion. The transaction, which still requires approval from the relevant authorities, is expected to close by the middle of 2006.

The construction chemicals business is a reportable segment within Degussa’s financial reporting. The following figures were reported by Degussa for the years 2005 and 2004. Degussa prepared its financial statements in accordance with International Financial Reporting Standards (IFRS).

	2005(1)	2004(1)
	(Million €)
Sales	1,968	1,788
Income from operations	223	201
Segment assets	1,472	1,373

(1)  As reported in the preprint of the financial report 2005 of Degussa AG, published for their annual press conference

There have been no other material changes in the financial position of BASF Aktiengesellschaft since December 31, 2005.

Item 9.             The Offer and Listing

LISTING DETAILS

Principal Market for BASF Shares

The principal trading market for BASF Shares is the Frankfurt Stock Exchange. BASF Shares are also traded on the other German stock exchanges, namely Berlin-Bremen, Düsseldorf, Hamburg, Hannover, Munich and Stuttgart. In addition, BASF Shares are traded on the London and Swiss stock exchanges.

Since June 7, 2000, American Depositary Receipts (ADRs), each representing one BASF Share, have been traded on the New York Stock Exchange (NYSE) under the trade symbol “BF.”

In connection with our listing on the NYSE, BASF, as a foreign private issuer, is required to apply the rules of Section 404 of the Sarbanes-Oxley Act for the business years ending after July 15, 2006. The BASF Group implemented Section 404 of the Sarbanes-Oxley Act in 2005, and the internal control process for financial reporting was uniformly documented in a new, separate IT system. Our system complies with the requirements of the COSO Report and the Public Company Accounting Oversight Board (PCAOB) (See also “Item 15. Controls and Procedures”).

Options on BASF Shares are traded on Eurex, the German-Swiss derivatives market jointly owned and operated by Deutsche Börse AG and the Swiss Stock Exchange.

Share Price History

The table below shows for the periods indicated the high and low official daily quotation for BASF Shares on the Frankfurt Stock Exchange as reported by Deutsche Börse AG and also the high and low of the DAX. See “Item 3. Exchange Rate Information” for information on exchange rates between the U.S. dollar and the euro during the periods in this table.

	Price per BASF Share		DAX
	High	Low	High	Low
Quarterly Highs and Lows
2001
First Quarter	€50.45	€42.80	6,795.14	5,388.02
Second Quarter	€49.83	€43.60	6,278.90	5,553.46
Third Quarter	€47.70	€31.00	6,109.50	3,787.23
Fourth Quarter	€44.10	€37.21	5,271.29	4,239.97

2002
First Quarter	€47.56	€40.75	5,462.55	4,745.58
Second Quarter	€49.80	€44.05	5,343.88	4,099.05
Third Quarter	€47.70	€35.90	4,483.03	2,769.03
Fourth Quarter	€40.79	€32.90	3,380.20	2,597.88

2003
First Quarter	€39.25	€28.41	3,157.25	2,202.96
Second Quarter	€40.53	€33.81	3,304.15	2,450.19
Third Quarter	€43.05	€36.52	3,668.67	3,146.55
Fourth Quarter	€44.58	€37.55	3,965.16	3,276.64

2004
First Quarter	€45.63	€40.49	4,151.83	3,276.07
Second Quarter	€44.89	€40.60	4,134.10	3,754.37
Third Quarter	€47.65	€42.54	4,035.02	3,646.99
Fourth Quarter	€53.00	€46.87	4,261.79	3,854.41

2005
First Quarter	€58.30	€51.34	4,428.09	4,201.81
Second Quarter	€56.82	€50.11	4,627.48	4,201.81
Third Quarter	€62.50	€53.80	5,048.74	4,530.18
Fourth Quarter	€65.33	€58.37	5,458.58	4,806.05

	High	Low
Monthly Highs and Lows of the Last Six Months(1)
2005
September	€62.50	€57.60
October	€64.60	€58.37
November	€62.80	€59.02
December	€65.33	€62.73

2006
January	€64.86	€61.93
February	€65.55	€62.90

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

	High		Low
2005
September	USD	75.40	USD	71.45
October	USD	76.28	USD	70.38
November	USD	73.80	USD	69.73
December	USD	77.26	USD	73.70

2006
January	USD	78.77	USD	75.65
February	USD	79.30	USD	69.73

Item 10.          Additional Information

ARTICLES OF ASSOCIATION

BASF incorporates herein all information regarding its Articles of Association by reference to its Registration Statement on Form 20-F (File No. 1-15909), as filed with the Securities and Exchange Commission on May 25, 2000.

Acquisition of BASF Shares by BASF Aktiengesellschaft

Under the German Stock Corporation Act, a stock corporation may acquire its own shares in a limited number of exceptional cases, including if so authorized by a shareholder resolution adopted at a General Shareholders’ Meeting. At the Annual Meetings of BASF Aktiengesellschaft held on April 29, 2004 and April 28, 2005, the shareholders authorized the Board of Executive Directors to buy back BASF Shares representing up to 10% of BASF Aktiengesellschaft’s outstanding share capital. The Board of Executive Directors may either cancel the repurchased shares, reducing the company’s outstanding share capital, reissue the shares subject to a further resolution adopted at an Annual Meeting, use the shares to service option rights granted to participants of the BASF Stock Option Program, or with the approval of the Supervisory Board, use the shares for the acquisition of companies, parts of companies or holdings in companies in return for the transfer of BASF shares. In 2005, BASF Aktiengesellschaft had bought 26,062,229 BASF Shares, or approximately 4.82% of the then outstanding BASF Shares. The Board of Executive Directors has cancelled 26,182,229 repurchased BASF Shares (thereof 800,000 shares repurchased in 2004), thus reducing the company’s outstanding share capital.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are, except in limited embargo circumstances pursuant to resolutions adopted by the United Nations or the European Union, no legal restrictions in Germany on international capital movements and foreign exchange transactions.

For statistical purposes only, every individual or corporation residing in Germany (a “Resident”) must report to the German Central Bank (Deutsche Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to or on account of an individual or corporation residing outside Germany (a “Nonresident”) if such payment exceeds €12,500 or the equivalent in a foreign currency. In addition, Residents must report any claims against or any liabilities payable to Nonresidents if such claims or liabilities in the aggregate exceed €5,000,000 or the equivalent in a foreign currency during any one month.

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

The discussion is based on tax laws of the United States and Germany as in effect on the date of this Annual Report, including the Convention between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and to Certain Other Taxes (the “Income Tax Treaty”), and the Convention between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation with respect to Taxes on Estates, Inheritances, and Gifts (the “Estate Tax Treaty”). All such laws are subject to change, possibly with retroactive effect, and are subject to different interpretations. The discussion is also based in part upon the representations of the depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

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

For purposes of the discussion that follows, an “Eligible U.S. Holder” is any beneficial owner of ADSs or BASF Shares who or which (i) is a resident of the United States for the purposes of the Income Tax Treaty, such as a U.S. citizen or U.S. corporation, (ii) is not also a resident of the Federal Republic of Germany for the purposes of the Income Tax Treaty, (iii) owns the ADSs or BASF Shares as capital assets, (iv) does not hold ADSs or BASF Shares as part of the business property of a permanent establishment located in Germany or as part of a fixed base of an individual located in Germany and used for the performance of independent personal services, (v) is entitled to benefits under the Income Tax Treaty with respect to income and gain derived in connection with the ADSs or BASF Shares, and (vi) if not an individual, is not subject to the limitation on benefits restrictions in the Income Tax Treaty.

In general, for U.S. federal income tax purposes, holders of ADRs evidencing ADSs will be treated as the owners of the BASF Shares represented by those ADSs.

Taxation of Dividends

Under U.S. federal income tax law, Eligible U.S. Holders are generally required to include in their gross income, as dividend income from a qualified foreign corporation, the gross amount of any distribution paid from the current or accumulated earnings and profits of BASF (as determined under U.S. federal income tax principles). The amount of dividend income for U.S. federal income tax purposes is not reduced by German taxes withheld from a dividend distribution in respect of the ADSs or BASF Shares. Beginning in 2003, Eligible U.S. Holders are entitled to treat the income from such distributions as “qualified dividend income” that would increase their net capital gain. Eligible U.S. Holders that are corporations will not be entitled to the dividends-received deduction with respect to such distributions.

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

The portion of the German income tax withheld that cannot be refunded under the Income Tax Treaty may be claimed either as a foreign tax credit against the U.S. federal income tax liability of an Eligible U.S. Holder or as a deduction in computing taxable income. For U.S. foreign tax credit purposes, dividends received in respect of the ADSs or BASF Shares generally will be treated as passive income (or, in some circumstances, financial services income) derived from sources outside the United States. The rules and limitations relating to foreign tax credits are complex, and Eligible U.S. Holders should consult their own tax advisers regarding the availability of foreign tax credits and the application of the foreign tax credit limitations to their particular situations. Beginning in 2003, adjustments to these calculations may be required in the case of dividend income treated as “qualified dividend income.”

To illustrate the foregoing, for each $100 gross amount of dividend paid by BASF in 2005 to an Eligible U.S. Holder, $21.10 of German tax would be withheld, of which $6.10 would be refundable. For U.S. federal income tax purposes, the U.S. Holder would report dividend income of $100 (to the extent paid out of current and accumulated earnings and profits) and foreign taxes paid of $15, for purposes of calculating the Foreign Tax Credit or the deduction for taxes paid.

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

General Refund Procedures Regarding German Withholding Tax

Pursuant to administrative procedures, claims for refunds under the Income Tax Treaty generally must be submitted to the German Federal Tax Authority (Bundeszentralamt für Steuern) either individually by an Eligible U.S. Holder, or collectively (introduced on a trial basis) by the depositary (or a custodian as its designated agent) on behalf of all Eligible U.S. Holders owning ADSs. Claims must be filed within four years of the end of the calendar year in which the dividend was received.

The collective refund procedure may not be available for Eligible U.S. Holders entitled to refunds in excess of €150 for the calendar year. In such event, those holders must file separate claims or may qualify for the simplified refund procedure described below. Details of the collective refund procedure will be available from the depositary.

Individual claims for refund have to be made on a special German claim form that must be filed with the German Federal Tax Authority at Bundeszentralamt für Steuern, Friedhofstrasse 1, 53225 Bonn, Germany. The German claim-for-refund form may be obtained from the German Federal Tax Authority at the same address where applications are filed, or from the Embassy of the Federal Republic of Germany at 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998. Forms can also be obtained from the Office of the Assistant Commissioner (International), Internal Revenue Service, 950 L’Enfant Plaza South, SW, Washington, D.C. 20024, Attention: Taxpayer Service Division.

As part of the individual refund claim, an Eligible U.S. Holder must submit to the German Federal Tax Authority the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, and an official certification on IRS Form 6166 of such Eligible U.S. Holder’s last filed U.S. federal income tax return. IRS Form 6166 may be obtained by sending a request to the Internal Revenue Service Center, Foreign Certification Request, P.O. Box 16347, Philadelphia, P.A. 19114-0447. Requests for certification are to be made in writing and must include the Eligible U.S. Holder’s name, mailing address and social security or employer identification number, the form number for the relevant U.S. federal income tax return and the tax period for which the certification is requested.

The Internal Revenue Service will send the certification directly to the German Federal Tax Authority if requested by the Eligible U.S. Holder. If no such request is made, the Internal Revenue Service will send a certificate on IRS Form 6166 to the Eligible U.S. Holder, which then must submit the certification with the Eligible U.S. Holder’s claim for refund. The Internal Revenue Service certification is valid for three years and need only be resubmitted in a fourth year in the event of a subsequent application for refund.

Simplified Refund Procedure regarding German Withholding Tax in respect of ADSs or BASF Shares Deposited with The Depository Trust Company in New York

As of May 7, 1999, Eligible U.S. Holders may make applications for refunds payable under the Income Tax Treaty by using a simplified refund procedure instead of the general refund procedures described above. Eligible U.S. Holders may use the simplified refund procedure only with respect to taxes withheld on dividends in respect of ADSs or BASF Shares deposited with The Depository Trust Company in New York. Under the simplified refund procedure, refund applications will be filed in a special (simplified) collective procedure with the aid of the “Elective Dividend Service” (the “EDS”) installed at The Depository Trust Company.

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

Taxation of Capital Gains

Upon a sale or other taxable disposition of ADSs or BASF Shares, an Eligible U.S. Holder will recognize a gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized from the sale or other disposition, and the Eligible U.S. Holder’s tax basis in the ADSs or BASF Shares. Such gain or loss generally will be treated as a capital gain or loss derived from U.S. sources, and will be a long-term capital gain or loss if the Eligible U.S. Holder’s holding period for the ADSs or BASF Shares exceeds one year. In the case of certain Eligible U.S. Holders (including individuals), long-term capital gains are taxable at preferential U.S. federal income tax rates. The deduction of capital losses is subject to certain limitations under U.S. federal income tax law.

Deposits and withdrawals of BASF Shares in exchange for ADSs generally will not be considered a taxable event for U.S. federal income tax purposes.

Under the Income Tax Treaty, an Eligible U.S. Holder will not be liable for German tax on capital gains realized or accrued on the sale or other disposition of ADSs or BASF Shares.

Gift and Inheritance Taxes-German Taxation

An Eligible U.S. Holder who is an individual and whose domicile is determined to be in the United States for purposes of the Estate Tax Treaty will not be subject to German inheritance and gift tax (the equivalent of the U.S. federal estate and gift tax) upon the individual’s death or upon the making of a gift unless the ADSs or BASF Shares (i) are part of the business property of a permanent establishment located in Germany or (ii) are part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services. An individual’s domicile in the United States, however, does not prevent imposition of German inheritance and gift tax with respect to an heir, donee, or other beneficiary who is domiciled in Germany at the time the individual died or the gift was made.

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

DOCUMENTS ON DISPLAY

BASF is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, BASF files reports and other information with the Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission’s regional offices at 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604, and 233 Broadway, New York, N.Y. 10279. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. BASF’s Annual Report and some of the other information submitted by BASF to the Commission may be accessed through this website. In addition, material filed by BASF can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, N.Y. 10005.

Item 11.          Quantitative and Qualitative Disclosures About Market Risk

BASF is exposed to foreign currency, interest rate and price risks in the normal course of business. In cases where BASF intends to hedge against these risks, derivatives are used, including foreign currency forward contracts, currency options, interest rate/currency swaps, combined instruments and commodity derivatives. In addition, financial derivative instruments are used as a substitute for original financial instruments, such as shares or fixed-income securities.

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

To ensure efficient risk management, market risks are centralized at BASFAktiengesellschaft and BASF Group companies designated for this purpose, except when certain subsidiaries have been authorized to close derivative contracts under the principles mentioned above. BASF has developed and implemented internal guidelines based on the principles of separation of the placement function from the settlement function for derivative instruments.

The risks arising from changes in exchange rates, interest rates and prices as a result of the underlying transactions and the derivative transactions concluded to hedge them are monitored constantly. For this purpose, market quotations or computer or mathematical models are used to determine the current market values not only of the underlying transactions but also of the derivative transactions and these are compared with each other. Where derivative instruments were entered into as a substitute for original financial instruments, market trends are also monitored constantly.

INTEREST RATE RISK MANAGEMENT

BASF employs interest-rate sensitive financial instruments to manage the liquidity and cash needs of its operations. Financial liabilities consist of bank loans (31% of financial liabilities), which BASF Group companies worldwide took from numerous local banks in their various local currencies. Additionally, BASF has two fixed-rate euro bonds outstanding (61% of financial liabilities), as well as a number of variable and fixed-rate U.S. dollar-bonds denominated infrastructure and environmental bonds with a preferred tax status in the United States (8% of financial liabilities). BASF has entered into a number of interest rate derivatives in order to limit fluctuations in its financing costs.

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

The following information on debt is presented in euro equivalents, which is BASF’s reporting currency.

Principal (Notional) Amount Interest Rate – December 31, 2004 (1)

	Expected Maturity Date
	(Million €)
								Fair Value
								December
	2005	2006	2007	2008	2009	Thereafter	Total	31, 2004
Debt, including current portion U.S. dollar (USD)
Fixed rate	24.4	2.9		11.0	13.5	25.3	77.1	78.5
Weighted average interest rate (fixed)	2.78%	3.86%		3.52%	3.95%	4.49%
Variable rate	20.5					442.8	463.3	463.3
Interest rate (variable)	3.08%					2.18%
Subtotal	44.9	2.9		11.0	13.5	468.1	540.4	541.8

Euro (EUR)
Fixed rate	1,257.3	0.3	0.4	0.3	0.4	1,004.0	2,262.7	2,292.2
Weighted average interest rate (fixed)	5.74%	3.02%	3.02%	3.02%	3.02%	3.49%
Variable rate	12.5	15.3	14.2	14.2	14.2	35.4	105.8	105.8
Interest rate (variable)	2.91%	2.92%	2.99%	2.99%	2.99%	2.99%
Subtotal	1,269.8	15.6	14.6	14.5	14.6	1,039.4	2,368.5	2,398.0

Chinese renminbi (CNY)
Fixed rate	26.8					89.4	116.2	116.2
Weighted average interest rate (fixed)	5.06%					5.18%
Variable rate						160.1	160.1	160.1
Interest rate (variable)						5.18%
Subtotal	26.8					249.5	276.3	276.3

Other currencies
Fixed rate	63.2	1.6	.	5.8			70.6	70.6
Weighted average interest rate (fixed)	4.57%	12.76%	7.50%	4.35%
Variable rate	47.5						47.5	47.5
Interest rate (variable)	6.02%
Subtotal	110.7	1.6	.	5.8			118.1	118.1

Total							3,303.3	3,334.2

(1)          In the Consolidated Financial Statements, financial liabilities are initially valued at present value. Subsequent valuation follows the effective interest method. Therefore, the total book value of the financial liabilities is €5.9 million lower than the respective total principal amount as shown above.

Principal (Notional) Amount Interest Rate – December 31, 2005 (1)

	Expected Maturity Date
	(Million €)
								Fair Value
								December
	2006	2007	2008	2009	2010	Thereafter	Total	31, 2005
Debt, including current portion U.S. dollar (USD)
Fixed rate	11.8			15.8	24.2	86.2	138.0	139.5
Weighted average interest rate (fixed)	5.13%			5.48%	6.03%	3.04%
Variable rate	4.0	7.8	7.8	7.7	7.7	545.9	580.9	580.9
Interest rate (variable)	5.16%	5.89%	5.89%	5.89%	5.04%	3.87%
Subtotal	15.8	7.8	7.8	23.5	31.9	632.1	718.9	720.4

Euro (EUR)
Fixed rate	13.0	0.7	0.4	0.4	1,000.4	1,403.6	2,418.5	2,430.2
Weighted average interest rate (fixed)	3.04%	8.57%	2.99%	2.99%	3.59%	3.40%
Variable rate	162.5	3.4	7.1	14.2	14.2	21.2	222.6	222.6
Interest rate (variable)	2.37%	3.39%	3.00%	3.00%	3.00%	3.00%
Subtotal	175.5	4.1	7.5	14.6	1,014.6	1,424.8	2,641.1	2,652.8

Chinese renminbi (CNY)
Fixed rate	22.8		63.0			165.5	251.3	251.3
Weighted average interest rate (fixed)	4.40%		5.06%			5.18%
Variable rate			19.5			258.3	277.8	277.8
Interest rate (variable)			5.18%			5.51%
Subtotal	22.8		82.5			423.8	529.1	529.1

Other currencies
Fixed rate	17.6	0.4		6.7		7.9	32.6	32.6
Weighted average interest rate (fixed)	9.79%	12.61%		4.35%		3.66%
Variable rate	27.6			0.9			28.5	28.5
Interest rate (variable)	9.48%			3.80%
Subtotal	45.2	0.4		7.6		7.9	61.1	61.1

Total							3,950.2	3,963.4

(1)

In the Consolidated Financial Statements, financial liabilities are initially valued at present value. Subsequent valuation follows the effective interest method. Therefore, the total book value of the financial liabilities is €9.2 million lower than the respective total principal amount as shown above.

The following information on derivatives is presented in euro equivalents, which is BASF’s reporting currency. The instruments’ actual cash flows are denominated in the currencies noted parenthetically.

Interest Rate Swaps – December 31, 2004

	Expected Maturity Date
	(notional amounts, Million €)
								Fair
	2005	2006	2007	2008	2009	Thereafter	Total	Value
Euro (EUR)
Payer swap						824	824	(42.82)
Weighted average pay rate (fixed)						4.6%
Weighted average receive rate (variable)						3.4%

U.S. dollar (USD)
Payer swap	3				82		85	(1.00)
Weighted average pay rate (fixed)	2.2%				4.3%
Weighted average receive rate (variable)	2.4%				4.0%

Interest Rate Swaps – December 31, 2005

	Expected Maturity Date
	(notional amounts, Million €)
								Fair
	2006	2007	2008	2009	2010	Thereafter	Total	Value
Euro (EUR)
Payer swap					56		56	(4.89)
Weighted average pay rate (fixed)					6.0%
Weighted average receive rate (variable)					2.2%

U.S. dollar (USD)
Payer swap				82	61		143	2.48
Weighted average pay rate (fixed)				4.3%	4.7%
Weighted average receive rate (variable)				4.7%	3.8%

The total volume of interest-rate swaps decreased from €909 million in 2004 to €199 million in 2005 due to the expiration of contracts. The total fair value of the interest-rate swaps increased from €(43.82) million to €(2.41) million due to the expiration of contracts with negative market values.

Combined Interest Rate and Cross Currency Swaps

For combined Interest Rate and Cross Currency Swaps please see the section on foreign currency exchange rate risk below.

Other Derivatives – December 31, 2004

	Expected Maturity Date
	(notional amounts, Million €)
								Fair
	2005	2006	2007	2008	2009	Thereafter	Total	Value
Equity forward sales	26						26	(2.78)
Weighted average share price (EUR/share)	50.13

Due to the expiration of all contracts, as of December 31, 2005, BASF did not hold any other derivatives.

FOREIGN EXCHANGE RISK MANAGEMENT

The principal derivative financial instruments used by BASF to hedge foreign currency exposures resulting from product sales, purchases of raw materials and commercial paper denominated in foreign currency are foreign currency forward contracts and currency options. In 2005, transactions in these hedging instruments were primarily aimed at hedging the exchange rate risk arising from the U.S. dollar, the British pound, the Korean won and the Brazilian real.

Intercompany loans within the BASF Group must frequently be denominated in a currency which is foreign to the intercompany borrower or the intercompany lender or both. The foreign currency risks inherent in such loans are hedged by foreign currency forward contracts or foreign currency borrowings from third parties in such cases where the loan has a short-term or a variable maturity. Longer-term intercompany loans with fixed maturity schedules are hedged primarily with forward foreign exchange contracts and cross-currency swaps.

The following tables provide information about significant derivative financial instruments which are sensitive to changes in foreign currency exchange rates.

Foreign Currency Forward Contracts – December 31, 2004 (1)

		Weighted
		Average
	Contract	Forward	Fair
	Amount	Exchange Rate	Value
	(Million €)		(Million €)
Euro (EUR)
Purchase U.S. dollar (USD)	329.6	1.22	(32.41)
Purchase British pound (GBP)	118.6	0.70	(1.46)
Sale British pound (GBP)	229.9	0.69	7.52
Sale Japanese yen (JPY)	122.9	136.64	2.19
Sale U.S. dollar (USD)	3,909.8	1.16	571.32

U.S. dollar (USD)
Purchase Korean won (KRW)	38.9	1,073.89	1.11
Sale Brazilian real (BRL)	202.1	2.90	(4.33)
Sale Mexican peso (MXN)	40.9	11.68	(1.10)
Other currencies	272.6		(1.74)

(1) All maturing in 2005 except for €893.7 million in 2006 and €165.3 million in 2007.

Foreign Currency Forward Contracts – December 31, 2005 (1)

		Weighted
		Average
	Contract	Forward	Fair
	Amount	Exchange Rate	Value
	(Million €)		(Million €)
Euro (EUR)
Purchase U.S. dollar (USD)	749.9	1.19	0.46
Purchase British pound (GBP)	255.8	0.71	3.90
Sale Brazilian real (BRL)	109.7	2.73	4.30
Sale British pound (GBP)	388.0	0.70	(3.09)
Sale U.S. Dollar (USD)	3,097.5	1.18	33,76
Sale Japanese yen (JPY)	173.5	138.94	(0.96)

U.S. dollar (USD)
Purchase Korean won (KRW)	188.8	1,021.72	1.99
Sale Korean won (KRW)	106,9	1,034.44	(2.23)
Other currencies	605.9		(3.13)

(1) All maturing in 2006 except for €288.8 million in 2007, €369.2 million in 2008, €173.8 million in 2009, and €3.5 million in 2010.

The total volume of forward currency contracts increased from €5,265 million in 2004 to €5,676 million as of December 31, 2005, mainly due to new hedges of items denominated in foreign currencies. The total fair value of the outstanding forward currency contracts decreased from €541 million as of December 31, 2004, to €35 million as of December 31, 2005, mainly due to the rise in the U.S. dollar exchange rate.

Foreign Currency Options – December 31, 2004

	Expected Maturity Date
	(notional amounts, Million €)
								Fair
	2005	2006	2007	2008	2009	Thereafter	Total	Value
Purchase euro (EUR) / sell U.S. dollar (USD) (long)	1,141		1				1,142	78.51
Weighted Average Strike Price (USD/EUR)	1.28		1.40
Purchase U.S. dollar (USD) / sell euro (EUR) (long)	110						110	0.35
Weighted Average Strike Price (USD/EUR)	1.21
Purchase U.S. dollar (USD) / sell euro (EUR) (short)	861		1				862	(11.97)
Weighted Average Strike Price (USD/EUR)	1.20		1.32
Purchase euro (EUR) / sell Japanese yen (JPY) (long)	4						4	0.02
Weighted Average Strike Price (JPY/EUR)	139.70
Purchase euro (EUR) / sell Japanese yen (JPY) (short)	4						4	0.00	(1)
Weighted Average Strike Price (JPY/EUR)	131.90

(1) The fair value of this contract is less than €0.01 million.

Foreign Currency Options – December 31, 2005

	Expected Maturity Date
	(notional amounts, Million €)
								Fair
	2006	2007	2008	2009	2010	Thereafter	Total	Value
Purchase euro (EUR) / sell Japanese yen (JPY) (long)	8						8	0.01
Weighted Average Strike Price (JPY/EUR)	143.62
Purchase euro (EUR) / sell Japanese yen (JPY) (short)	4						4	(0.00)	(1)
Weighted Average Strike Price (JPY/EUR)	133.9
Purchase euro (EUR) / sell (PLN) (long)	14						14	0.21
Weighted Average Strike Price (PLN/EUR)	3.90
Purchase euro (EUR) / sell (PLN) (short)	15						15	(0.07)
Weighted Average Strike Price (PLN/EUR)	3.70
Purchase euro (EUR) / sell U.S. dollar (USD) (long)	1,587	82					1,669	12.47
Weighted Average Strike Price (USD/EUR)	1.27	1.23
Purchase euro (EUR) / sell U.S. dollar (USD) (short)	1,469	1					1,470	(49.95)
Weighted Average Strike Price (USD/EUR)	1.20	1.32
Purchase U.S. dollar (USD) / sell euro (EUR) (short)	152						152	(0.04)
Weighted Average Strike Price (USD/EUR)	1.32
Purchase U.S. dollar (USD) / sell (BRL) (long)	73	2					75	3.85
Weighted Average Strike Price (BRL/USD)	2.42	2.57

(1) The fair value of this contract is greater than €(0.01) million.

The total volume of foreign currency options increased from €2,122 on December 31, 2004, to €3,407 million on December 31, 2005, due to new hedges of items denominated in foreign currencies and of product sales in U.S. dollar. The total fair value of foreign currency options was €(34) million.

Cross Currency Swaps – December 31, 2004

	Expected Maturity Date
	(notional amounts, Million €)
								Fair
	2005	2006	2007	2008	2009	Thereafter	Total	Value
Receive euro (EUR) / Pay U.S. dollar (USD)
Notional amount	150	55	99	24			328	91.53
Average contract rate U.S. dollar (USD) per euro (EUR)	1.00	1.09	0.90	1.07
Weighted average pay rate (variable, USD)	3.0%	2.7%	4.5%	4.7%
Weighted average receive rate (variable, EUR)	2.9%	2.9%	3.6%	3.8%
Notional amount	302	345	419			210	1,276	279.40
Average contract rate U.S. dollar (USD) per euro (EUR)	1.05	1.04	0.95			0.95
Weighted average pay rate (fixed, USD)	7.2%	7.0%	7.6%			7.8%
Weighted average receive rate (variable, EUR)	2.2%	2.7%	2.3%			2.5%

Receive euro (EUR) / Pay Japanese yen (JPY)
Notional amount			19	15			34	2.84
Average contract rate Japanese yen per euro (EUR)			172.00	188.54
Weighted average pay rate (fixed, JPY)			1.0%	0.5%
Weighted average receive rate (fixed, EUR)			3.4%	3.5%

Receive euro (EUR) / Pay Singapore dollar (SGD)
Notional amount					15		15	0.90
Average contract rate Singapore dollar per euro (EUR)					2.14
Weighted average pay rate (fixed, SGD)					2.9%
Weighted average receive rate (fixed, EUR)					3.8%

Receive U.S. dollar (USD) / Pay Korean won (KRW)
Notional amount	234	81	140				455	(65.80)
Average contract rate Korean won per U.S. dollar (USD)	1,192.19	1,186.56	1,229.50
Weighted average pay rate (fixed, KRW)	5.3%	4.7%	5.1%
Weighted average receive rate (variable, USD)	3.0%	2.9%	3.4%

Cross Currency Swaps – December 31, 2005

	Expected Maturity Date
	(notional amounts, Million €)
								Fair
	2006	2007	2008	2009	2010	Thereafter	Total	Value
Receive euro (EUR) / Pay U.S. dollar (USD)
Notional amount	347	419			209		975	131.90
Average contract rate U.S. dollar (USD) per euro (EUR)	1.04	0.95			0.95
Weighted average receive rate (variable, EUR)	2.67%	3.06%			3.49%
Weighted average pay rate (fixed, USD)	6.48%	7.61%			7.75%
Notional amount	64	99	24			14	201	26.55
Average contract rate U.S. dollar (USD) per euro (EUR)	1.29	0.90	1.07			1.30
Weighted average receive rate (variable, EUR)	3.83%	3.79%	3.89%			2.91%
Weighted average pay rate (variable, USD)	5.98%	5.69%	5.68%			4.44%

Receive Euro (EUR) / Pay Japanese yen (JPY)
Notional amount		12	12				24	1.69
Average contract rate Japanese yen (JPY) per euro (EUR)		129.00	129.00
Weighted average receive rate (fixed, EUR)		3.39%	3.54%
Weighted average pay rate (fixed, JPY)		1.04%	0.52%

ReceiveEuro (EUR) / Pay Singapore dollar (SGD)
Notional amount				15			15	(0.59)
Average contract rate Singapore dollar (SGD) per euro (EUR)				2.14
Weighted average receive rate (fixed, EUR)				3.84%
Weighted average pay rate (fixed, SGD)				2.93%

Receive Singapore dollar (SGD) / Pay Euro (EUR)
Notional amount				2			2	0.10
Average contract rate Singapore dollar (SGD) per euro (EUR)				2.14
Weighted average receive rate (fixed, SGD)				2.93%
Weighted average pay rate (fixed, EUR)				3.55%

Receive U.S. dollar (USD) / Pay Korean won (KRW)
Notional amount	34	173					207	(31.69)
Average contract rate Korean won (KRW) per U.S. dollar (USD)	1,161.00	1,183.14

	Expected Maturity Date
	(notional amounts, Million €)
								Fair
	2006	2007	2008	2009	2010	Thereafter	Total	Value
Weighted average receive rate (variable, USD)	5.37%	5.47%
Weighted average pay rate (fixed, KRW)	4.78%	5.52%

Receive U.S. dollar (USD) / Pay Malaysian ringgit (MYR)
Notional amount						15	15	(0.18)
Average contract rate Malaysian ringgit (MYR) per U.S. dollar (USD)						3.80
Weighted average receive rate (variable, USD)						4.44%
Weighted average pay rate (variable, MYR)						4.14%

The total volume of the combined interest-rate and cross-currency swaps decreased from €2,108 million in 2004 to €1,439 million as of December 31, 2005 due to expiring transactions. The total fair value of the swaps changed from €309 million in 2004 to €128 million as of December 31, 2005, mainly due to the rise in the exchange rate of the USD and the expiration of transactions with positive market values.

MARKETABLE SECURITIES

As of December 31, 2005, BASF owned debt and equity securities which are exposed to price changes. These financial instruments are used as profitable investments of BASF’s cash surplus and are not held for trading purposes. All securities are quoted on stock exchanges, and the funds have readily determinable market prices. The securities are reflected in the financial statements at their fair value of €183.0 million. See Note 19 to the Consolidated Financial Statements in Item 18 for further information. BASF carefully monitors developments in the financial markets.

A 10% change in overall equity prices would not materially impact BASF’s operations, financial position or cash flows.

COMMODITY PRICE RISKS

Certain BASF divisions are exposed to fluctuations in prices for raw materials and commodities. BASF operates in markets where the prices of raw materials and products are commonly affected by cyclical movements of the economy.

In order to secure the supply of raw materials, BASF generally relies on long-term supply contracts and is buying additional quantities on the spot market. Some of the most important raw materials are naphtha, propylene, benzene, titanium dioxide, cyclohexane, methanol and ammonia.

The following measures are taken to reduce and manage risks in the purchase of raw materials:

•                  BASF reduces supply problems by entering into long-term contracts with at least two suppliers for each significant raw material. The quantities contracted are divided amongst the suppliers based on their ability to ensure supply security. BASF enters into long-term contracts only after a strict evaluation of the supplier’s financial base and technical capabilities as well as its environmental safety record, so that supply problems and quality problems are reduced to a minimum.

•                  Price risks are managed through several measures. Purchasing raw materials in a mix via long-term contracts as well as from spot markets allows BASF to obtain favorable conditions. In our long-term contracts, price conditions are usually based on published raw material price quotations and lead to the permanent adjustment of prices (price gliding clauses) or are adjusted at least on a quarterly basis.

•                  Additionally, commodity hedging derivatives are used to manage risks from price volatility. The company uses futures contracts, options and swaps to buy, sell or exchange commodities. These hedging instruments are used for the purchases of oil, oil products and natural gas to counteract the high volatility in oil prices.

The following table provides information related to all material contracts as of December 31, 2004:

				Nominal
Type of Contract	Contract Volumes		Maturity	Value	Fair Value
	(Notional amounts)			(Million €)
Oil and Oil products
Call Options (Purchased)	150,000	mt	2005	50.7	1.19
Put Options (Written)	300,000	mt	2005	88.9	(11.49)
Call Options (Purchased)	555,000	bbls	2005	20.6	1.77
Put Options (Written)	1,110,000	bbls	2005	36.0	(4.63)
Swaps (Purchase)	6,679,500	bbls	2005	76.6	(2.80)
Swaps (Purchase)	54,272	mt	2006	11.8	0.77
Swaps (Purchase)	8,236	mt	2005	1.6	0.33

Natural Gas
Swaps (Purchase)	8,260,000	MMBtu	2005	43.2	(4.20)

mt: metric ton

bbls: barrels

MMBtu: Million British thermal unit

The following table provides information related to all material contracts as of December 31, 2005:

				Nominal
Type of Contract	Contract Volumes		Maturity	Value	Fair Value
	(Notional amounts)			(Million €)
Oil and Oil products
Call Options (Purchased)	240,000	mt	2006	100.9	7.15
Put Options (Written)	480,000	mt	2006	190.7	(6.85)
Call Options (Purchased)	720,000	bbls	2006	36.4	3.26
Call Options (Written)	50,000	bbls	2006	2.5	(0.13)
Put Options (Purchased)	100,000	bbls	2006	4.5	0.05
Put Options (Written)	1,440,000	bbls	2006	67.0	(1.99)
Swaps (Purchase)	4,539,090	bbls	2006	126.9	(9.16)
Swaps (Purchase)	352,632	bbls	2007	11.3	(6.05)
Swaps (Purchase)	291,831	mt	2006	84.8	(15.16)
Swaps (Purchase)	107,541	mt	2007	29.5	6.18
Swaps (Sale)	1,967	bbls	2006	24.5	3.77
Swaps (Sale)	2,385	bbls	2007	26.6	(1.02)
Swaps (Sale)	1,188	bbls	2008	12.0	(0.25)
Futures (Long)	324,000	bbls	2006	16.7	(0.03)
Futures (Short)	668,000	bbls	2006	33.7	0.16

Natural Gas
Call Options (Purchased)	9,551,200	MMBtu	2006	104.9	4.30

Coffee
Put Options (Purchased)	7,147	Bags	2006	0.8	0.01

mt: metric ton

bbls: barrels

MMBtu: Million British thermal unit

Item 12.          Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.          Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.          Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.          Controls and Procedures

(a) Disclosure Controls and Procedures

As of the date of this report, BASF performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported on a timely basis. The evaluation was performed under the supervision of BASF’s Chairman of the Board of Executive Directors, Dr. Jürgen Hambrecht, and BASF’s Chief Financial Officer, Dr. Kurt Bock. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute assurance of achieving the desired control objectives. Based on the foregoing, the Chairman of the Board of Executive Directors and the Chief Financial Officer concluded that BASF’s disclosure controls and procedures as of December 31, 2005 were effective.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

BASF’s management is responsible for establishing and maintaining adequate internal control over financial reporting. BASF’s internal control system was designed to provide reasonable assurance to BASF’s management regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.

BASF’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005. In making this assessment, it used the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation under these criteria, management has concluded that, as of December 31, 2005, BASF’s internal control over financial reporting was effective.

Management’s assessment as well as the effectiveness of internal control over financial reporting as of December 31, 2005 have been audited by Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, an independent registered public accounting firm, as stated in their report which is included herein.

(c) Attestation Report of the Registered Public Accounting Firm

See report of Deloitte & Touche, an independent registered public accounting firm, which appears below.

(d) Changes in Internal Control Over Financial Reporting

There were no changes to BASF’s internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited management’s assessment, included in the accompanying Annual Report on Internal Control Over Financial Reporting, that BASF Aktiengesellschaft, Ludwigshafen, and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). BASF’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that BASF Aktiengesellschaft and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, BASF Aktiengesellschaft and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2005 of BASF Aktiengesellschaft and subsidiaries and our report dated February 21, 2006 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the effects of applying accounting principles generally accepted in the United States of America.

Frankfurt am Main,

February 21, 2006

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Dr. Künnemann	Dr. Beine
Wirtschaftsprüfer	Wirtschaftsprüfer

Item 16A.       Audit Committee Financial Expert

Our Supervisory Board has determined that the Company’s Audit Committee currently includes two Audit Committee financial experts: Max Dietrich Kley and Hans Dieter Pötsch.

Max Dietrich Kley and Hans Dieter Pötsch are independent, as the term is defined in Rule 10A-3 under the Securities Exchange Act for purposes of the listing standards of the New York Stock Exchange that are applicable to BASF.

Item 16B.        Code of Ethics

The Company has adopted a code of ethics for financial matters that applies to the Board of Executive Directors, including the Chief Executive Officer, the Chief Financial Officer, and the senior management of financial reporting and controlling, as well as to all of the Company’s employees performing similar functions in and outside Germany and to all other senior financial personnel. The code of ethics for financial matters is available on the Company’s website at corporate.basf.com/values.

Item 16C.        Principal Accountant Fees and Services

Fees billed to the Company for professional services by its principal accountant, Deloitte & Touche, during the fiscal years 2004 and 2005 were as follows:

	For fiscal year	For fiscal year
	ended December	ended December
Type of Fees	31, 2005	31, 2004
	(Million €)
Audit Fees	12.8	11.7
Audit-related Fees	5.1	1.8
Tax Fees	0.9	1.6
All Other Fees	0.5	0.5
Total	19.3	15.6

In the above table, “audit fees” are the aggregate fees billed by Deloitte & Touche for professional services in connection with the audit of the Company’s consolidated annual financial statements as well as audits of statutory financial statements of BASF Aktiengesellschaft and its affiliates. Also included in “audit fees” are amounts billed for attestation services in relation to regulatory filings and other compliance requirements. “Audit-related fees” are fees billed by Deloitte & Touche for due diligence engagements related to acquisitions or divestitures, confirmation of the conformance to certain contractual obligations as well as audits relating to documentation of the internal control system required by the Sarbanes-Oxley Act. “Tax fees” include primarily fees for tax advice on actual or contemplated transactions, expatriate employee tax services and transfer pricing studies. “Other fees” concern amounts billed in connection with insurance damage claims as well as numerous other services.

In accordance with German law, BASF’s independent auditors are appointed by the Annual Shareholders’ Meeting based on a recommendation of our Supervisory Board. The Audit Committee of the Supervisory Board prepares the board’s recommendation on the selection of the independent auditors. Subsequent to the auditors’ appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the auditors’ independence. On April 28, 2005, the Annual Shareholders’ Meeting appointed Deloitte & Touche GmbH, Wirtschaftsprüfungsgesellschaft, to serve as the Company’s independent auditors for the 2005 fiscal year.

In order to assure the integrity of independent audits, BASF’s Audit Committee adopted pre-approval policies and procedures pursuant to which the Audit Committee annually pre-approves certain types of services to be performed by BASF’s independent auditors. Under the policies, the Company’s independent auditors are not allowed to perform any non-audit services which may impair the auditors’ independence under the rules of the U.S. Securities and Exchange Commission. Furthermore, the Supervisory Board has

limited the aggregate amount of non-audit fees payable to Deloitte & Touche during 2005 to a maximum of €1.5 million for services rendered for BASF Aktiengesellschaft and €5.0 million for services for all other companies of the BASF Group. Additionally, services relating to the audit of the internal control system over financial reporting required by the Sarbanes-Oxley Act were approved separately by the Audit Committee.

Services not included in one of the types of pre-approved services covered by the pre-approval policies and procedures require specific authorization of the Audit Committee. An approval may not be granted if the service falls into a category of services not permitted by applicable law or if it is inconsistent with maintaining auditor independence.

Item 16D.       Exemptions from the Listing Standards for Audit Committees

With regard to one member of the Audit Committee, BASF relies on the exemption afforded by Rule 10A-3(b)(1)(iv)(C) under the Securities Exchange Act. We believe that such reliance does not materially adversely affect the ability of the Audit Committee to act independently or to satisfy the other requirements of Rule 10A-3.

Item 16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers

BASF Aktiengesellschaft has a stock repurchase program currently in existence. Purchases made in 2005 in accordance with this program are listed in the table below.

Issuer Purchases of Equity Securities

			(c)	(d) Maximum
			Total	Number of
			Number of	Shares (or
			Shares	Approximate
			Purchased	Euro Value)
	(a)		as Part of	that May Yet
	Total	(b)	Publicly	Be Purchased
	Number of	Average	Announced	Under the
	Shares	Price Paid	Plans or	Plans or
Period	Purchased	per Share	Programs	Programs
From January 1 to January 31, 2005	2,150,410	51.94	2,150,410	162,299,829
From February 1 to February 28, 2005	1,150,000	54.39	1,150,000	99,734,779
From March 1 to March 31, 2005	1,791,000	55.67	1,791,000	2,684
From April 1 to April 30, 2005	3,650,819	52.15	3,650,819	1,309,562,644	(1)
From May 1 to May 31, 2005	6,140,000	51.87	6,140,000	991,005,304
From June 1 to June 30, 2005	1,520,000	55.58	1,520,000	906,501,741
From July 1 to July 31, 2005	1,705,000	55.53	1,705,000	811,798,186
From August 1 to August 31, 2005	1,960,000	57.59	1,960,000	698,893,704
From September 1 to September 30, 2005	835,000	58.78	835,000	649,800,501
From October 1 to October 31, 2005	1,800,000	59.64	1,800,000	542,419,012
From November 1 to November 30, 2005	2,680,000	59.90	2,680,000	381,842,884
From December 1 to December 31, 2005	680,000	63.14	680,000	338,897,799
Total	26,062,229	55.05	26,062,229	—

(1)          On April 19, 2005, the decision was announced by the Board of Executive Directors to increase the value of the program by another €1,500 million.

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

The following Consolidated Financial Statements, together with the report of Deloitte & Touche GmbH thereon, are filed as part of this Annual Report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of BASF Aktiengesellschaft and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, recognized income and expense, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of BASF Aktiengesellschaft and its subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards.

Application of accounting principles generally accepted in the United States of America would have affected stockholders’ equity as of December 31, 2005 and 2004 and net income for the years then ended to the extent summarized by the Company in Note 5 to the Consolidated Financial Statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 21, 2006 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Frankfurt am Main,

February 21, 2006

(February 28, 2006 as to Note 33)

Deloitte & Touche GmbH

Wirtschaftsprüfungsgesellschaft

Dr. Künnemann	Dr. Beine
Wirtschaftsprüfer	Wirtschaftsprüfer

BASF GROUP

CONSOLIDATED STATEMENTS OF INCOME

(Million € and Million $, Except Per Share Amounts)

	Year ended December 31,
	Note	2005	2005	2004
Sales	(6)	$50,618.5	€42,744.9	€37,536.6
Cost of sales		(35,013.0)	(29,566.8)	(25,721.2)
Gross profit on sales		15,605.5	13,178.1	11,815.4
Selling expenses		(5,127.5)	(4,329.9)	(4,309.2)
General and administrative expenses		(923.8)	(780.1)	(707.4)
Research and development expenses		(1,259.6)	(1,063.7)	(986.5)
Other operating income	(7)	710.8	600.2	1,046.1
Other operating expenses	(8)	(2,102.1)	(1,775.1)	(1,665.9)
Income from operations		6,903.3	5,829.5	5,192.5
Income from companies accounted for using the equity method		6.6	5.6	(7.2)
Other income from participations		405.5	342.4	(588.5)
Interest result		(201.3)	(170.0)	(206.1)
Other financial result		(97.0)	(81.9)	(43.9)
Financial result	(9)	113.8	96.1	(845.7)
Income before taxes and minority interests		7,017.1	5,925.6	4,346.8
Income taxes	(10)	(3,266.1)	(2,758.1)	(2,213.5)
Income before minority interests		3,751.0	3,167.5	2,133.3
Minority interests	(11)	190.5	160.8	129.0
Net income		3,560.5	3,006.7	2,004.3
Earnings per share (€)	(4)	6.79	5.73	3.65
Dilution effect		—	—	—
Diluted earnings per share (€)	(4)	6.79	5.73	3.65

Solely for the convenience of the reader, the 2005 financial information has been translated into U.S. dollars using the December 31, 2005 noon buying rate of the Federal Reserve Bank of New York of $1.1842 = €1.00.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BASF GROUP

CONSOLIDATED BALANCE SHEETS

(Million € and Million $)

		At December 31,
Assets	Note	2005	2005	2004
Long-term assets
Intangible assets	(14)	$4,404.7	€3,719.6	€3,606.6
Property, plant and equipment	(15)	16,563.3	13,986.9	13,062.7
Investments accounted for using the equity method	(16)	289.3	244.3	1,100.5
Other financial assets	(16)	962.8	813.0	938.1
Deferred taxes	(10)	1,485.8	1,254.7	1,336.6
Other long-term assets	(18)	620.5	524.0	473.5
		24,326.4	20,542.5	20,518.0
Short-term assets
Inventories	(17)	6,430.5	5,430.2	4,645.4
Accounts receivable, trade		8,313.3	7,020.2	5,860.8
Other receivables and other short-term assets	(18)	1,878.6	1,586.4	2,132.8
Liquid funds (thereof cash and cash equivalents €907.8 million, 2004: €2,085.9 million)	(19)	1,291.7	1,090.8	2,290.5
		17,914.1	15,127.6	14,929.5
Total assets		42,240.5	35,670.1	35,447.5

		At December 31,
Stockholders’ equity and liabilities	Note	2005	2005	2004
Stockholders’ equity
Subscribed capital	(20)	$1,559.4	€1,316.8	€1,383.5
Capital surplus	(20)	3,671.3	3,100.2	3,027.6
Retained earnings	(21)	14,125.1	11,928.0	11,923.1
Other comprehensive income	(21)	825.0	696.7	(60.5)
Minority interests	(22)	570.5	481.8	328.5
		20,751.3	17,523.5	16,602.2
Long-term liabilities
Provisions for pensions and similar obligations.	(23)	1,831.5	1,546.6	4,124.1
Other provisions	(24)	3,305.3	2,791.2	2,375.7
Deferred taxes	(10)	828.1	699.3	948.0
Financial indebtedness	(25)	4,359.9	3,681.7	1,844.6
Other liabilities	(25)	1,234.9	1,042.8	1,078.8
		11,559.7	9,761.6	10,371.2
Short-term liabilities
Accounts payable, trade		3,288.5	2,777.0	2,371.5
Provisions	(24)	3,271.3	2,762.5	2,364.1
Tax liabilities	(10)	1,050.6	887.2	644.3
Financial indebtedness	(25)	307.1	259.3	1,452.8
Other liabilities	(25)	2,012.0	1,699.0	1,641.4
		9,929.5	8,385.0	8,474.1
Total stockholders’ equity and liabilities		42,240.5	35,670.1	35,447.5

Solely for the convenience of the reader, the 2005 financial information has been translated into U.S. dollars using the December 31, 2005 noon buying rate of the Federal Reserve Bank of New York of $1.1842 = €1.00.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BASF GROUP

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

(Million € and Million $)

	Year ended December 31,
Income and expense items	2005	2005	2004
Income before minority interests	$3,751.0	€3,167.5	€2,133.3

Fair value changes in available-for-sale securities	79.0	66.7	96.9
Cash-flow hedges	(25.1)	(21.2)	(42.4)
Change in foreign currency translation adjustments	846.1	714.5	(230.6)
Actuarial gains/losses from pensions and similar obligations	(1,274.1)	(1,075.9)	(364.5)
Deferred taxes	489.3	413.2	147.1
Minority interests	34.8	29.4	(19.4)
Total income and expense recognized in equity	150.0	126.7	(412.9)
Total income and expense for the period	3,901.0	3,294.2	1,720.4
Thereof BASF	3,675.8	3,104.0	1,610.8
Thereof minority interests	225.2	190.2	109.6

Solely for the convenience of the reader, the 2005 financial information has been translated into U.S. dollars using the December 31, 2005 noon buying rate of the Federal Reserve Bank of New York of $1.1842 = €1.00.

						Total income
Development of income						and expense
and expense recognized	Retained					recognized
directly in equity	earnings	Other comprehensive income				directly in equity
			Fair value
		Foreign	changes in		Total of
		currency	available-		other
	Actuarial	translation	for-sale	Cash-flow	comprehensive
	gains/losses	adjustment	securities	hedges	income
As of January 1, 2005	€(233.9)	€(226.2)	€192.6	€(26.9)	€(60.5)	€(294.4)
Additions	(1,075.9)	714.5	78.5	(25.6)	767.4	(308.5)
Releases			(11.8)	4.4	(7.4)	(7.4)
Deferred taxes	416.0	(13.6)	(0.8)	11.6	(2.8)	413.2
As of December 31, 2005	(893.8)	474.7	258.5	(36.5)	696.7	(197.1)
As of January 1, 2004 under IFRS	—	—	99.1	—	99.1	99.1
Additions	(364.5)	(230.6)	101.2	(43.1)	(172.5)	(537.0)
Releases	—	—	(4.3)	0.7	(3.6)	(3.6)
Deferred taxes	130.6	4.4	(3.4)	15.5	16.5	147.1
As of December 31, 2004	(233.9)	(226.2)	192.6	(26.9)	(60.5)	(294.4)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BASF GROUP

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Million €)

	Number of
	subscribed					Other			Total
	shares	Subscribed	Capital		Retained	Comprehensive	Minority		stockholders’
	outstanding	capital	surplus		earnings	income(1)	interest		equity
As of January 1, 2005	540,440,410	1,383.5	3,027.6		11,923.1	(60.5)	328.5		16,602.2
Share buy-back and cancellation of own shares including own shares intended to be cancelled	(26,062,229)	(66.7)	67.0		(1,435.1)				(1,434.8)
Exercise of exchange rights of former Wintershall shareholders	819
Capital withdrawal/ contribution							9.5		9.5
Dividends paid					(903.9)		(78.2)	(2)	(982.1)
Net income					3,006.7		160.8		3,167.5
Income and expense recognized directly in equity					(659.9)	757.2	29.4		126.7
Changes in scope of consolidation and other changes			5.6	(3)	(2.9)		31.8		34.5
December 31, 2005	514,379,000	1,316.8	3,100.2		11,928.0	696.7	481.8		17,523.5
December 31, 2003 under German GAAP	556,643,410	1,425.0	2,982.4		12,054.8	(971.9)	388.1		15,878.4
Changes in accounting policies in the financial statements prepared according to German GAAP in 2004					(202.5)	(99.4)	(66.4)		(368.3)
Adjustments due to first-time adoption of IFRS(4)			2.6		(219.8)	1,170.4	(3.0)		950.2
January 1, 2004 under IFRS	556,643,410	1,425.0	2,985.0		11,632.5	99.1	318.7		16,460.3
Share buy-back and cancellation of own shares including own shares intended to be cancelled	(16,203,000)	(41.5)	39.4		(723.6)				(725.7)
Capital withdrawal/ contribution					4.1		(59.6)		(55.5)
Dividends paid					(774.1)		(77.7)	(2)	(851.8)
Net income					2,004.3		129.0		2,133.3
Income and expense recognized directly in equity					(233.9)	(159.6)	(19.4)		(412.9)
Changes in scope of consolidation and other changes			3.2	(3)	13.8		37.5		54.5
As of December 31, 2004	540,440,410	1,383.5	3,027.6		11,923.1	(60.5)	328.5		16,602.2

(1)	Details are provided in the “Consolidated Statements of Recognized Income and Expense” above.
(2)	Profit and loss transfers
(3)	Granting of BASF shares under the employee share program “plus”
(4)	The effects of conversion to IFRS are shown in detail in Note 3.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BASF GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Million € and Million $)

	Year ended December 31,
	2005	2005	2004
Net income	$3,560.5	€3,006.7	€2,004.3
Depreciation and amortization of intangible assets, property, plant and equipment and financial assets	2,873.6	2,426.6	3,118.5
Changes in pension provisions, defined benefit assets and other non-cash items	(14.0)	(11.8)	87.9
Net gains from disposal of long-term assets and securities	(499.9)	(422.1)	(383.8)
Changes in inventories	(488.2)	(412.3)	(503.5)
Changes in receivables	423.0	357.2	(1,150.4)
Changes in operating liabilities and other provisions. .	362.4	306.0	1,461.0
Cash provided by operating activities before external financing of pension obligations	6,217.4	5,250.3	4,634.0
External financing of pension obligations (CTA)	(4,334.2)	(3,660.0)	—
Cash provided by operating activities	1,883.2	1,590.3	4,634.0
Payments related to intangible assets and property, plant and equipment	(2,306.5)	(1,947.7)	(2,057.0)
Payments related to financial assets and securities	(250.3)	(211.4)	(203.8)
Payments related to acquisitions	(634.4)	(535.7)	(103.6)
Proceeds from divestitures	1,812.8	1,530.8	674.0
Proceeds from the disposal of long-term assets and marketable securities	542.7	458.3	457.4
Cash used in investing activities	(835.7)	(705.7)	(1,233.0)
Capital increases/repayments	11.2	9.5	(55.5)
Share repurchases	(1,699.1)	(1,434.8)	(725.7)
Proceeds from the addition of financial liabilities	2,654.4	2,241.5	706.7
Repayment of financial liabilities	(2,300.1)	(1,942.4)	(909.7)
Dividends paid
to shareholders of BASF Aktiengesellschaft	(1,070.4)	(903.9)	(774.1)
to minority shareholders	(92.5)	(78.2)	(77.7)
Cash used in financing activities	(2,496.5)	(2,108.3)	(1,836.0)
Net changes in cash and cash equivalents	(1,449.1)	(1,223.7)	1,565.0
Effects on cash and cash equivalents
from foreign exchange rates	41.8	35.3	(17.3)
from changes in scope of consolidation	12.2	10.3	57.6
Cash and cash equivalents as of January 1	2,470.1	2,085.9	480.6
Cash and cash equivalents as of December 31	1,075.0	907.8	2,085.9
Marketable securities	216.8	183.0	204.6
Liquid funds as shown on the balance sheet	1,291.8	1,090.8	2,290.5

For further information regarding the Statements of Cash Flows, see explanations in Note 12.

Solely for the convenience of the reader, the 2005 financial information has been translated into U.S. dollars using the December 31, 2005 noon buying rate of the Federal Reserve Bank of New York of $1.1842 = €1.00.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BASF GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.      Summary of accounting policies

(a) Basis of presentation

The Consolidated Financial Statements of BASF Aktiengesellschaft (“BASF” or “BASF Aktiengesellschaft”) were prepared for the first time according to the International Financial Reporting Standards (IFRS) valid as of December 31, 2005. All those IFRS valid in the reporting year 2005 as well as the pronouncements of the International Financial Reporting Committee (IFRIC) were adopted to the extent that they were endorsed by the European Union. IFRS, which had not been endorsed by the European Union until that time had no effect on BASF’s Consolidated Financial Statements. The Consolidated Financial Statements of the BASF Group have been converted to IFRS retrospectively as of January 1, 2004. The effects of the first-time adoption of IFRS are shown in Note 3.

The Consolidated Financial Statements comply with U.S. Generally Accepted Accounting Principles (U.S. GAAP) as far as permissible under IFRS. The remaining differences are shown in a reconciliation of net income and stockholders’ equity to U.S. GAAP in Note 5.

The translation of euros into U.S. dollars ($) has been made solely for the convenience of the reader at the noon buying rate of the Federal Reserve Bank of New York on December 31, 2005, which was $1.1842 = €1.00. No representation is made that such euro amounts could have been or could be converted into dollars at that or any other exchange rate on such date or any other dates.

(b) Scope of consolidation

The Consolidated Financial Statements include BASF Aktiengesellschaft, the parent company, with its headquarters in Germany as well as all the material subsidiaries in which BASF Aktiengesellschaft directly or indirectly exercises a majority of the voting rights (collectively, the “Company”). Material, jointly-operated companies are included on a proportional consolidation basis, with the exception of the joint venture Basell Group, which was operated largely independently and not included in the planning processes of BASF and was therefore accounted for using the equity method until March 2005. The shares in the Basell Group were divested on May 5, 2005.

Consolidated companies and changes to the scope of consolidation were as follows:

	2005	2004
Consolidated companies as of January 1	160	154
Thereof proportionally consolidated	12	12
First-time consolidations	28	20
Thereof proportionally consolidated	4	—
Thereof changes in the consolidation method	(1)	—
Deconsolidations	8	14
Thereof proportionally consolidated	—	—
Consolidated as of December 31	180	160
Thereof proportionally consolidated	15	12

Subsidiaries and joint ventures whose impact on the net worth, financial position and results of the Company are individually and in aggregate immaterial are not consolidated. The effects of not consolidating immaterial companies on the net worth, financial position and results of the Company account in each case for less than 2.0%.

Certain affiliated companies not consolidated due to immateriality, non-proportionally consolidated jointly-owned companies, as well as the remaining associated companies are accounted for using the equity method. Associated companies are those entities in which the Company has a participation of at least 20% and exercises a significant influence over the operating and financial policies. Overall, this applies to:

	2005	2004
Affiliated companies	11	13
Joint ventures	2	3
Other associated companies	3	3
Total	16	19

First-time consolidations in 2005 comprised:

•                  Three companies in Asia and four in Europe in connection with the acquisition of the electronic chemicals business of Merck KGaA, Darmstadt, Germany;

•                  The Leuna Miramid GmbH, Leuna, Germany, which produces and sells polyamid and polyamid compounds;

•                  Three companies in connection with the acquisition of a consulting company, plan business market enabling services AG, Germany which is focused on the design of business processes and their mapping in IT systems;

•                  Two companies headquartered in Switzerland and one in France as a result of the acquisition of the Swiss fine chemicals company, Orgamol;

•                  OOO Achimgaz, the Russian Federation, a joint venture with Gazprom for the exploration of gas, which has been proportionally consolidated;

•                  Six further newly-founded companies in Canada, Germany, the U.K. and the U.S.; and

•                  Seven further previously unconsolidated companies with headquarters in Germany, China, Taiwan, Malaysia and Turkey due to their increased importance.

Deconsolidations in 2005 included eight companies due to their decreased importance or due to mergers with other BASF companies.

First time consolidations in 2004 comprised:

•                  BASF Performance Polymers GmbH, Rudolstadt, Germany, which produces nylon granules and compounding products;

•                  Foam Enterprises Inc., United States, which produces rigid polyurethane foams;

•                  BASF Pipeline Holdings LLC, United States, which holds a direct stake in a butadiene pipeline in the United States;

•                  Three Wintershall companies in Brazil, which explore for oil and gas in Brazil;

•                  Eight previously unconsolidated European and two U.S. companies due to corporate restructuring;
and

•                  Four previously unconsolidated companies with headquarters in China, Japan, and Germany due to their increased importance.

Deconsolidations in 2004 included two companies due to their decreased significance and five due to restructuring or liquidation. A further seven companies were eliminated from the scope of consolidation as a result of the sale of the printing systems business to CVC Capital Partners.

Changes in the scope of consolidation had the following effects on the sales and the balance sheet of the BASF Group:

	2005	2005	2004	2004
	Million €	%	Million €	%
Sales	81.2	0.2	43.5	0.1

Long-term assets	3.2	—	3.5	—
Short-term assets	(38.0)	(0.3)	17.3	0.1
Total assets	(34.8)	(0.1)	20.8	0.1
Stockholders’ equity	3.1	—	37.8	0.2
Long-term liabilities	16.8	0.2	0.2	—
Short-term liabilities	(54.7)	(0.6)	(17.2)	(0.2)
Total stockholders’ equity and liabilities	(34.8)	(0.1)	20.8	0.1
Contingent liabilities and other financial obligations	46.3	1.6	89.8	2.8

Proportional consolidation

Condensed financial information relating to the Company’s pro rata interest in jointly operated companies accounted for using the proportional consolidation method is as follows:

Million €	2005	2004
Income statement information
Sales	3,150.5	2,258.6
Gross profit on sales	183.2	178.1
Income from operations	123.8	116.6
Income before taxes and minority interests	127.6	124.9
Net income	113.7	99.3
Balance sheet information
Long-term assets	1,396.4	1,241.9
Short-term assets	775.9	527.8
Total assets	2,172.3	1,769.7
Stockholders’ equity	630.7	678.4
Long-term liabilities	948.7	668.5
Short-term liabilities	592.9	422.8
Total stockholders’ equity and liabilities	2,172.3	1,769.7
Warranties and other financial obligations	128.5	77.1
Cash flow information
Cash provided by operating activities	207.6	79.6
Cash used in investing activities	(205.5)	(267.9)
Cash provided by financing activities	14.4	181.6
Net change in cash and cash equivalents	16.5	(6.7)

Associated companies accounted for using the equity method

Condensed financial information of the most significant associated companies accounted for using the equity method, including the Solvin Group (BASF’s share: 25%) and the Svalöf Weibull Group (BASF’s share: 40%) is shown below. The 2004 figures contain the Basell Group, which was sold in 2005 (BASF’s share: 50%).

Million €	2005	2004
Income statement information
Sales	1,372.0	8,052.7
Gross profit on sales	351.3	1,131.7
Income from operations	103.8	296.4
Income before taxes and minority interests	102.0	318.3
Net income	67.0	222.6
BASF’s share of net income	16.8	93.9
Balance sheet information
Long-term assets	477.3	5,258.4
Thereof property, plant, and equipment	459.5	3,430.0
Short-term assets	672.1	2,486.4
Thereof liquid funds	48.6	8.0
Total assets	1,149.4	7,744.8
Stockholders’ equity	343.4	3,540.3
Long-term liabilities	190.6	2,158.0
Thereof financial indebtedness	123.3	1,338.7
Short-term liabilities	615.4	2,046.5
Thereof financial indebtedness	20.4	329.9
Total stockholders’ equity and liabilities	1,149.4	7,744.8
BASF’s investment	95.4	1,695.8

(c) Summary of significant accounting policies

Balance sheet date: The individual financial statements of the companies forming part of the Group (hereinafter referred to as “consolidated companies”) are generally prepared as of the balance sheet date of the Consolidated Financial Statements. In certain cases, interim financial statements or adjusted statements as of the balance sheet date of the Consolidated Financial Statements are prepared and used.

Uniform valuation: Assets and liabilities of consolidated companies are accounted for and valued uniformly in accordance with the principles described herein. For companies accounted for using the equity method, significant deviations in the valuations are adjusted.

Eliminations: Transactions between consolidated companies as well as inter-company profits resulting from sales and services rendered between consolidated companies are eliminated in full and those for jointly operated companies on a pro rata basis. Inter-company profits resulting from sales at market prices to companies accounted for using the equity method are not eliminated due to immateriality.

Capital consolidation: Capital consolidation is based on the purchase method, which conforms with U.S. GAAP.  Initially, all assets, debts and intangible assets that are to be capitalized are valued at fair value. Finally, the acquisition cost is offset against the proportionate share of the acquired equity. Differences not allocated to individual assets are capitalized as goodwill. Goodwill is not amortized but written down in the case of impairment (see Note 14 for further information on intangible assets).

Revenue recognition: Revenues from product sales and the rendering of services are recognized upon shipment to customers or performance of the service and the transfer of ownership and risks to the buyer. Provisions for discounts, sales returns, rebates to customers, estimated future warranty obligations and other claims are provided for in the same period the related sales are recorded.

In certain cases, deliveries require customer acceptance. In these cases, revenues are deferred until customer acceptance occurs.

Long-term contracts primarily concern the construction of chemical plants for third parties. Realization of revenues and costs takes place according to the stage of completion when the outcome of the construction contract can be estimated reliably. To the extent that the outcome of the construction cannot be estimated reliably, revenue is recognized only to the extent of contract costs incurred. Expected losses on the construction contract are recognized by write-downs to the lower fair value.

Revenue from interest-bearing assets is recognized according to the outstanding receivables at reporting date using the effective interest method. Dividends are recognized when the shareholder’s right to receive payment is established.

Payments relating to the sale or licensing of technologies or technological expertise are recognized in income according to the contractually agreed transfer of the rights and obligations relating to those technologies.

Borrowing costs: If the construction phase of property, plant or equipment extends beyond a period of one year, the interest incurred on borrowed capital that is directly attributable to that asset is capitalized as part of the cost of that asset up to the date the asset is ready for its intended use or is available for sale. All other borrowing costs are recognized as an expense in the period in which they are incurred.

Investment subsidies: Government grants related to the acquisition or construction of property, plant and equipment reduce the acquisition or construction cost of the respective assets. Other government grants or government assistance are set up as deferred income and recognized as income over the underlying period or the expected useful life of the respective asset.

Conversion of foreign currency items: The cost of assets acquired in foreign currencies and revenues from sales in foreign currencies are recorded at current rates on transaction dates. Short-term foreign currency receivables and liabilities are valued at the rate on the balance sheet date.

Translation of foreign currency financial statements: The translation of foreign currency financial statements conforms with the functional currencies of the consolidated companies. The U.S. dollar is the functional currency of BASF subsidiaries and jointly operated companies in North America (NAFTA), and of certain subsidiaries in Malaysia and Singapore, while the local currency is the functional currency in Japan, Korea, China, Brazil, and the Russian Federation. Translation therefore takes place using the current rate method.

Balance sheet items are translated to euros at year-end rates, with the exception of equity accounts, which are valued at historical rates. Expenses and income are translated at monthly average rates in euro and accumulated for the year. The effects of rate changes are shown under “foreign currency translation adjustment” as a component of other comprehensive income in equity and are treated as income or expense in the consolidated statements of income only upon the disposal of a company.

The euro is the functional currency for the remaining companies. The temporal method is therefore used to make the conversion: long-term assets except loans and paid-in capital are translated using historical rates. Other assets, liabilities and provisions are translated using closing rates. Equity is then calculated as the balancing figure. Expenses and income are converted at monthly average rates and cumulated to year-end figures, except for those items derived from balance sheet items converted at historical rates, which are also translated at historical rates. Foreign exchange gains or losses resulting from the conversion process are recognized in profit or loss and shown in other operating expenses or income.

Research and Development: Research is expensed in the period in which it is incurred. Development costs meeting certain criteria are capitalized as per IAS 38.75. Research and development projects of acquired businesses are capitalized as intangible assets and amortized over their useful lives.

Advertising: Advertising is expensed as incurred.

Acquired intangible assets – excluding goodwill: Acquired intangible assets – excluding goodwill – are valued at cost less regularly scheduled straight-line amortization. The useful life is determined based on the period of the underlying contract and the period of time over which the intangible asset is expected to be used. Write-downs are made when the recoverable amount of the asset is lower than the carrying value. The recoverable value is the higher of fair value less selling costs and value in use. Write-backs (reversals of impairment losses) are made if the reasons for the previous years’ write-downs no longer exist.

Internally generated intangible assets: Internally generated intangible assets primarily comprise internally developed software. Such software, as well as other internally generated assets for internal use, are valued at cost and amortized over their useful lives. Write-downs are made if the carrying amount of an asset exceeds the recoverable value.

Development costs also includes, in addition to those costs directly attributable to the development of the asset, appropriate allocations of material and manufacturing overheads as well as an appropriate share of the administrative costs involved in the development of the intangible assets. Borrowing costs are capitalized if they are material and are incurred during the period of the development of the asset.

The average amortization period for intangible assets with finite useful lives is nine years for 2005 and eight years for 2004 based on the following expected useful lives:

Depreciation periods	Years
Marketing and similar rights	2–20
Product rights, licenses and trademarks	2–15
Know-how, patents and production technologies	3–15
Internally generated intangible assets	3–5
Other rights and values	2–20

Impairments and write-backs: For the purposes of impairment testing, goodwill is allocated to each of the Group’s affected cash generating units. These are tested annually for impairment, or more frequently if there is an indication of possible impairment. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the goodwill allocated to the unit, and then to the other assets, pro-rata on the basis of the asset’s carrying amount. Write-backs (reversals of impairment losses) are made if the reason for the previous write-down no longer exists.

Goodwill: Since 2004, goodwill is only written down if there is an impairment. Impairment testing takes place annually and additionally if there is an indication of an impairment. The goodwill impairment test is based on cash generating units using the discounted cash-flow method. The cash generating units at BASF are principally the business units. Recoverable value is the higher of net sales price and the value in use. Value in use is generally determined using the discounted cashflow method. The estimated cash flows are generally based on the current plans of the Company for the next three years and rely on the expertise of the respective business unit management. For cash flow projections beyond the detailed planning period, growth rates ranging from 0% to 2% were assumed depending on the individual business units. Interest rates used depend on the underlying business and the country in which the business unit operates and ranged from 8.7% to 13.8%.

If the necessary write-down exceeds the carrying value of goodwill, the write-down is made with the remaining write-down charged evenly to the remaining assets in the cash-generating unit. Goodwill write-downs are reported under other operating expenses.

Emission rights: Emission right certificates granted by the German Emissions Trading Authority (DEHSt) or a similar authority in other European countries are recorded at fair value at the time of issue. Purchased emission rights are recorded at acquisition cost.

Property, plant and equipment: Property, plant and equipment is stated at acquisition or production cost less scheduled depreciation over its estimated useful life. Low-value assets are fully depreciated in the year of acquisition and are shown as disposals. The revaluation method is not used for the valuation of property, plant and equipment.

The cost of self-constructed plants includes direct costs, appropriate allocations of material and manufacturing overheads, and an appropriate share of the administrative costs related to the construction of the plant. Borrowing costs which are incurred during the period of construction are capitalized. For companies in Germany, borrowing costs were set at 4.5% whereas country-specific rates were used for Group companies outside Germany.

Costs for the regularly scheduled shutdown of important plants for maintenance are capitalized as part of the asset and depreciated using the straight-line method over the period to the next planned shutdown. In oil and gas exploration, the estimated discounted costs for rehabilitating sites, especially the filling of wells and the removal of production facilities, are capitalized as part of the individual asset and depreciated over the expected useful life of the asset using the straight-line method.

Long-term assets, including long-distance natural gas pipelines, are depreciated using the straight-line method. The weighted-average periods of depreciation used were as follows:

Depreciation periods	2005	2004
	(Years)	(Years)
Buildings and structural installations	28	25
Industrial plant and machinery	13	12
Long-distance natural gas pipelines	25	25
Working and office equipment and other facilities	8	8

Write-downs are made on property, plant and equipment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Measurement of an impairment loss for long-lived assets that the Company expects to hold and use is based on the discounted expected future cash flows from the use of the asset. A write-down is made in the amount of the difference between the net carrying value and the discounted future cash flows.

In oil and gas exploration, exploration and production costs are accounted for using the successful efforts method. Under this method, costs of successful and incomplete oil and gas drilling operations are capitalized as property, plant and equipment. Successful drillings are depreciated based on the production and estimated available reserves. Successful drillings of German operations that were completed before the end of 2000 are depreciated under the declining balance method over eight years (for drilling in old fields) and 15 years. Geophysical expenditures, including exploratory and dry-hole costs, are charged against income.

Investment properties held to realize capital gains or rental income are immaterial. They are valued at acquisition cost less scheduled depreciation or fair value.

Leasing: According to IAS 17, leasing contracts are classified as either financing or operating leases. Assets used which are subject to operating leases are not capitalized. Leasing payments are charged to income in the year they are incurred.

A lease is classified as a finance lease if it transfers substantially all of the risks and rewards incidental to its ownership. Assets used subject to a finance lease are recorded at the fair value of the leased property or, if lower, the present value of the minimum lease payments. Leasing payments are apportioned between the interest component and the principal component. The principal component reduces the outstanding liability, while the interest component is charged as interest expense. Depreciation takes place over the useful life of the asset or the period of the lease if it is shorter.

Details regarding leasing arrangements are presented in Note 30.

Investments in companies accounted for using the equity method: The capital consolidation of participations accounted for using the equity method is carried out under the same principles as for those companies which are fully consolidated.

The carrying values of these companies are adjusted annually based on the pro rata share of income, dividends and other changes in shareholders’ equity. Since 2004, goodwill associated with such investments is no longer amortized but is written down only in the case of an impairment.

Financial instruments: Financial assets and financial liabilities are recorded on the balance sheet when the BASF Group becomes a party to a financial instrument. Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or when the financial asset, including all risks and rewards of ownership, is transferred. Financial liabilities are derecognized when the contractual obligation is discharged, cancelled or expires. Customary purchases or sales of assets are accounted for using settlement date accounting. According to IAS 32, financial instruments include primary instruments such as accounts receivable and accounts payable as well as investments and equity instruments. Financial instruments also include derivatives, which are matched to underlying primary financial instruments and used to hedge risks, such as those arising from changes in currency exchange and interest rates.

Financial assets and liabilities are classified into the following valuation categories:

Financial assets and liabilities that are measured at fair value through profit or loss include exclusively derivatives and other trading instruments. Cash balances, time deposits and checks, which are shown under “liquid funds”, as well as derivatives shown under other assets and other liabilities belong to this valuation category.

Loans and receivables comprise financial assets with fixed or determinable payments, which are not quoted on an active market and are not derivatives or classified as available-for-sale. Other receivables and loans classified under “accounts receivable, trade,” “other receivables and other short-term assets,” and “other long-term assets” are included herein. Initial valuation is done at present value, which generally matches the nominal value of the receivable or loan. Interest-free and low-interest long-term loans and receivables are recorded at present value. Subsequent valuations are generally done at historical cost, under consideration of the effective interest method.

Held-to-maturity financial instruments consist of those financial assets with fixed or determinable payments, which the company has the ability and intent to hold until maturity, which are not derivatives and do not fall under other valuation categories. Initial valuation is done at present value, which generally matches the nominal value. Subsequent valuations are generally done at historical cost, under consideration of the effective interest method. There exist no material financial assets that fall into this category.

Available-for-sale financial instruments comprise financial assets which are not derivatives and do not fall into any of the previously stated valuation categories. Participations booked under the item “other financial assets” not accounted for using the equity method, and securities, which are available for sale as well as long-term securities reported under the item “liquid funds” are included here. Initial valuation is done at present value. Changes in the present value are booked into equity under the item “other comprehensive income”, and only flow through the income statement when they are disposed of or have an impairment in value. Participations whose present value cannot be reliably determined are carried at historical cost and are written off in the case of an impairment in value.

Financial liabilities: Financial liabilities are initially valued at present value, which generally corresponds to the amount received or nominal value. Subsequent valuations are generally done at historical cost, using consideration of the effective interest method.

In 2005 and 2004, there were no reclassifications between these valuation categories.

Derivative financial instruments can be embedded within other contracts. Under IFRS, embedded derivatives are recorded separately from their base contracts and shown at fair value.

Derivatives within the BASF Group are generally used for hedging purposes. The bulk of these contracts, however, are not accounted for using hedge accounting as defined under IFRS. Nonetheless, these derivatives are effective hedges in the context of the Group strategy. Changes in the fair value of the derivatives almost completely offset the change in the value of the underlying contracts.

The BASF Group uses hedge accounting for certain hedges of future transactions (“cash flow hedge”). The effective portion of the change in fair value is thereby recorded directly in equity under other comprehensive income, taking deferred taxes into account, and does not flow through the income statement. The ineffective portion is recorded immediately in the income statement. In the case of future transactions that will lead to a non-financial asset or a non-financial debt being booked, the accumulated fair value changes in equity are immediately charged against the acquisition cost. For future transactions that will lead to financial debts or assets, the accumulated fair value changes in equity flow through the income statement during the same reporting period in which the underlying contract affects the income statement. The hedging time frame of future transactions generally extends up to one year; the maturity of the hedging instrument is based upon the effective date of the future transaction. All hedged future transactions became effective in the 2005 business year. The use of derivative financial instruments to hedge exchange rate, interest and price risks is detailed in Note 29.

If there are indications of impairment in financial instruments, impairment write-downs are carried out. The indications include above all, a reduction in the fair value, a significant reduction in credit quality, the existence of transfer risks, payment delays, higher probability of insolvency, the necessity of debtor recapitalization or the disappearance of an active market.

If the reason for a write-down for loans and receivables as well as held-to-maturity financial instruments no longer exists, the write-down is reversed up to the acquisition cost carried forward and recognized in income. In the case of available-for-sale securities, write-ups principally do not flow through the income statement, but are credited directly to equity (other comprehensive income). Write-ups up to the amount of the original write-down are recognized in income in the case of debt instruments; write-ups beyond are recognized in equity. Write-ups are not made for participations for which a fair value cannot be reliably determined and are therefore carried at acquisition cost.

Deferred tax assets: Deferred tax assets are recorded for taxable temporary differences between the valuation of assets and liabilities in the financial statements of the consolidated companies and the carrying amounts for tax purposes. In addition, deferred taxes are recorded for tax loss carryforwards to the extent that it is probable that future taxable profit for the relevant tax authority will be available against which the tax loss carryforwards can be utilized. For companies located in Germany, a 38% tax rate is applied; for other companies, the tax rates applicable in the individual countries are used. Appropriate valuation allowances are made if expected future earnings of a company make it seem more likely than not that the tax benefits will not be realized.

Inventories: Inventories are carried at acquisition costs or production costs. Write-downs are made if the fair value or value in use based on the net realizable value is lower than the carrying value. The net realizable value is based on the expected sales proceeds less costs, which can be directly allocated to the respective asset incurred prior to sale.

Production costs include, in addition to direct costs, an appropriate allocation of overhead cost of production using normal utilization rates of the production plants. In addition, pensions, social services and voluntary social benefits are included as well as allocations for administrative costs, provided they relate to the production process. Financing costs are not included in production costs.

Receivables and other assets: Receivables are generally carried at nominal value or at amortized cost.

Cash and cash equivalents: Cash and cash equivalents comprise marketable securities with original maturities of three months or less, cash at banks, cash on hand and checks in transit.

Pension provisions and other personnel obligations: Provisions for pensions are based on actuarial computations made according to the projected unit credit method. Similar obligations, especially those arising from commitments made by North American Group companies to pay the healthcare costs and life insurance premiums of retired staff and their dependents, are included in pension provisions.

Actuarial profits and losses are offset against other comprehensive income. The calculation of the pension provisions was based largely on reports prepared by Bode Hewitt AG & Co. KG in Munich, Germany.

Other Provisions: Other provisions are set up when there is a present obligation as a result of a past event and when there is a probable outflow of resources whose amount can be reliably estimated. The amount of the provision is the probable amount required to settle the obligation.

Provisions are recognized for German trade income tax and German corporate income tax and similar income taxes in the amount necessary to meet the expected payment obligations, less any prepayments that have been made. Other taxes assessed are appropriately considered.

Provisions are established for certain environmental protection measures and risks if the measures are likely necessary as a result of legal or regulatory obligations or other events and are not capitalized. Provisions for required recultivation associated with oil and gas operations, primarily concern the filling of wells and the removal of production facilities upon the termination of production. The present value of the obligation increases the acquisition cost of the respective asset when it is initially recognized.

Provisions are made for expected severance payments or similar personnel expenses as well as for demolition expenses and other charges related to the closing down of operations that have been decided upon and publicly announced by management.

The probable amount required to settle long-term obligations is discounted if the effect of discounting is material. In this case, valuation of the provision is done at present value. Financing costs are shown in other financial results.

Provisions for long-service and anniversary bonuses are largely calculated based on actuarial principles, and discounted using an interest rate of 3.25%. For signed contracts under the pre-retirement part-time programs, provisions for the present value of supplemental (top-up) payments are provided in their full amount and the wage and salary payments due during the passive phase of agreements are accrued through installments and discounted at an interest rate of 3.0%. Provisions are recorded for the expected costs of pre-retirement part-time programs that are anticipated to be contracted during the term of the collective bargaining agreements, taking into consideration the ceilings provided in the collective agreements.

The formation of provisions for the BASF stock option program (BOP) and BASF’s incentive share program “plus” is described in detail in Note 28.

Deferred tax liabilities: Deferred tax liabilities are recorded for temporary differences between the valuation of assets and liabilities in the financial statements of the consolidated company and the carrying amounts for tax purposes to the extent that there is a surplus of deferred tax liabilities relating to a taxation authority.

Earnings per share: The calculation of earnings per share is based on the average number of common shares outstanding during the applicable period and the net income of the period after minority interests.

Use of estimates and assumptions in financial statement preparation: The preparation of financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. In the preparation of these Consolidated Financial Statements, estimates and assumptions have been made by management concerning the selection of useful lives of property, plant and equipment and intangible assets, the measurement of provisions, the carrying value of investments, and other similar evaluations of assets and obligations. Given the uncertainty regarding the determination of these factors, actual results could differ from these estimates.

The use of estimates at closing date is especially significant for the following items:

Goodwill is measured for reporting units and is tested for impairment once a year. Write downs are made when an impairment has been determined, i.e., when the book value of the cash-generating unit exceeds the net present value of future cash flows. Impairment testing relies on long-term earnings predictions based on economic trends.

Deferred taxes are also recognized for tax loss carry forwards. Their realization depends on the future taxable profits of the respective Group companies. Write-downs are made when it is uncertain if future earnings will be sufficient to take advantage of the tax loss carryforwards.

Pension provisions are influenced by assumptions covering the future development of wages and salaries, future pension payments, interest rates and the value of plan assets. Errors in assumptions could lead to an over- or under funding of pension liabilities, which are offset against retained earnings. See Note 23 for additional information.

Other provisions also cover risks resulting from legal disputes and proceedings. In order to determine the amount of the provisions, the facts relating to each case, the size of the claim, claims awarded in similar cases and independent legal advice are considered along with assumptions regarding the probability of a successful claim and the range of possible claims. The actual costs can deviate from these estimates (See also Note 27).

Other provisions also include expected charges for the rehabilitation of contaminated sites, the recultivation of landfills, the removal of environmental contamination at existing production or storage facilities, and other similar measures. If the respective Group company is the only possible claimant that can be identified, the provision covers the entire expected claim. At sites operated together by one or more partners, the provision covers only BASF’s share of the expected claim. The determination of the amount of the claim is complex and is based on the available site data, the technology and processes used as well as current regulations (See Note 24).

Assumptions have to be made in determining the interest rate to be used in calculating long-term provisions.

Write-downs: Write-downs of assets are made in the case of an impairment. An impairment test is conducted if certain events indicate an impairment loss. Impairment tests are based on a comparison of the carrying value and the recoverable amount. The recoverable amount is the higher of net realizable value and value in use. The determination of value in use requires the estimation and discounting of cash flows. The estimation of the cash flows considers all the information available at closing date which may deviate from actual developments. This includes, among other things, expected revenue from sales of products, the return on assets, materials and energy costs. If the recoverable value is lower than the carrying value, a write-down in the amount of the difference is made.

IFRSs and IFRICs not adopted in the preparation of these statements: The effects of IFRSs and IFRICs not applied or not yet endorsed by the European Union in the reporting year 2005 were reviewed:

IFRS 7 “Financial Instruments: Disclosures” requires more extensive disclosure regarding financial instruments. The disclosure requirements in IAS 32 were incorporated in IFRS 7 and extended. In addition to the existing disclosure requirements regarding the approach, presentation and measurement of financial instruments, additional information is required regarding the type and extent of risks stemming from financial instruments. It is not expected that this will have any material effect on the Consolidated Financial Statements of BASF Group. IFRS 7 is to be applied for reporting years beginning on or after January 1, 2007.

IFRIC 6 “Liabilities arising form Participating in a Specific Market – Waste Electrical and Electronic Equipment” was issued to give guidance on the issue of establishing provisions as a result of the European Union’s Directive on Waste Electrical and Electronic Equipment. The IFRIC interpretation clearly states when a provision is to be established according to IAS 37 for the decommissioning of equipment that has been sold to private households before August 13, 2005 (“historical household equipment”). IFRIC 6 will have no effect on the Consolidated Financial Statements of the BASF Group.

In IFRIC 7 “Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies for the First Time” two specific issues related to IAS 29 were treated. On the one hand, it explains how an entity has to restate its financial statements in accordance with IAS 29 in the first year the existence of hyperinflation is identified in the economy of its functional currency. On the other hand, IFRIC 7 gives guidance on how an entity has to treat deferred taxes in the opening balance sheet. IFRIC 7 is to be applied for reporting years beginning on or after March 1, 2006. This interpretation will have no effect on the Consolidated Financial Statements of BASF Group.

IFRIC 8 “Scope of IFRS 2” clarifies that IFRS 2 “Share-based Payment” also applies to agreements whereby the entity makes payments for which the entity does not receive any goods or services or inadequate consideration. If the identifiable consideration is less than, or appears to be less than, the fair value of the equity instruments granted or liability incurred, IFRIC 8 interprets this circumstance to indicate that other consideration (i.e., goods or services) has been (or will be) received. Therefore, IFRS 2 is to be applied in such cases. IFRIC 8 is to be applied for reporting years beginning on or after May 1, 2006. The application of IFRIC 8 has no effects on the Consolidated Financial Statements of BASF Group, as there are no agreements to which IFRIC 8 would apply.

2.    Acquisitions/divestitures

On January 28, 2005, BASF acquired the electronic chemicals business of Merck KGaA, Darmstadt, Germany, for €270 million. The transaction included production and distribution centers for high purity chemicals in Asia and Europe. Merck’s sales in this business amounted to approximately €200 million in 2004. This business was included in the Inorganics division.

The difference between the acquisition price and the fair value of the equity purchased, which could not be allocated to any particular asset was recorded as goodwill. Goodwill includes inseparable assets such as future synergies and the resulting future earnings potential. In total, €122 million was recognized as goodwill.

On October 1, 2005, BASF acquired 100% of the shares in the Swiss fine chemicals company Orgamol S.A. The acquisition included, among other things, two production sites for the production of pharma ingredients. In 2004, company sales stood at approximately €100 million. The business was included in the Fine Chemicals division.

At acquisition, goodwill of €2 million was recognized for the Orgamol Group.

Further acquisitions in 2005 included Leuna Miramid GmbH and a consulting company, plan business market enabling services AG, as well as the 50% share of BASF Coatings Japan Ltd. from NOF Corp.

In 2004, acquisitions primarily concerned the takeover of the plasticizer business from Sunoco, United States. The transaction included production plants for phthalic anhydride and oxo alcohols in Pasadena, Texas, as well as various intangible assets and inventories.

All acquired assets and liabilities are recognized at fair value. Differences between the acquisition price and the net fair value of the cost of the identifiable assets, liabilities and contingent liabilities were recognized as goodwill.

Acquisitions had the following effects on the sales and the balance sheet of the BASF Group:

Acquisitions	2005	2005	2004	2004
	Million €	%	Million €	%
Sales	324.5	0.9	504.5	1.5

Long-term assets	601.1	2.9	91.4	0.4
Thereof property, plant and equipment	329.5	2.5	58.3	0.4
Short-term assets	(348.3)	(2.3)	(73.1)	(0.6)
Thereof liquid funds*	(535.7)	(23.4)	(103.6)	(16.1)
Assets	252.8	0.7	18.3	0.1
Long-term liabilities	117.6	1.1	2.6	—
Thereof financial indebtedness	2.0	0.1	—	—
Short-term liabilities	135.2	1.6	15.7	0.2
Thereof financial indebtedness	45.9	3.2	—	—
Stockholders’ equity and liabilities	252.8	0.7	18.3	0.1
Contingent liabilities and other financial obligations	71.7	2.5	—	—

* Primarily due to purchase price payments

On May 5, 2005, BASF and Shell Chemicals sold their 50-50 joint venture Basell to Nell Acquisition S.a.r.l., Luxembourg, a subsidiary of Access Industries, New York. The sales price totaled €4.4 billion including liabilities.

Furthermore, the polystyrene business in the United States and Canada including our production plant in Joliet, Illinois, was sold to INEOS on April 25, 2005. The business and production plant sold belonged to the Styrenics division.

Divestitures in 2004 concerned primarily the sale of the printing systems business to CVC Capital Partners.

Divestitures	2005	2005	2004	2004
	Million €	%	Million €	%
Sales	(636.1)	(1.7)	(246.7)	(0.7)

Long-term assets	(1,028.3)	(5.0)	(119.0)	(0.5)
Thereof property, plant and equipment	(52.2)	(0.4)	(85.4)	(0.6)
Short-term assets	1,435.9	9.6	314.6	2.5
Thereof liquid funds*	1,530.8	66.8	674.0	104.9
Assets	407.6	1.1	195.6	0.6
Stockholders’ equity	362.7	2.2	360.4	2.2
Long-term liabilities	50.3	0.5	(59.6)	(0.5)
Thereof financial indebtedness	—	—	—	—
Short-term liabilities	(5.4)	(0.1)	(105.2)	(1.5)
Thereof financial indebtedness	—	—	(0.3)	(0.1)
Stockholders’ equity and liabilities	407.6	1.1	195.6	0.6
Contingent liabilities and other financial obligations	—	—	(4.5)	(0.1)

* In particular, due to proceeds from divestitures

Discontinued operations

There were no discontinued operations in 2005 or 2004.

Planned acquisitions/divestitures

On January 9, 2006, the Iron Acquisition Corporation, Florham Park, New Jersey, a 100% subsidiary of BASF Aktiengesellschaft, announced a cash offer for all the shares of Engelhard Corporation, Iselin, New Jersey, in the amount of $37 per share. The total cost of the transaction based on the price per share would be approximately $4.9 billion.

See Note 33 for information regarding the agreement between BASF Aktiengesellschaft and Degussa AG, Düsseldorf, Germany, to acquire Degussa’s construction chemicals business.

3.    Effects of the conversion to IFRS

The consolidated financial statements of BASF Group were based on the accounting and valuation principles of the German Commercial Code (Handelsgesetzbuch) and the German Stock Corporation Act (Aktiengesetz) as well as the accounting standards of the German Accounting Standards Committee (Deutscher Standardisierungsrat), collectively German GAAP up to and including the 2004 reporting year. International Financial Reporting Standards (IFRS) were followed to the greatest extent allowable under German GAAP.

Due to the mandate by the European Union on July 19, 2002, BASF, as a listed company, has completely converted to the International Financial Reporting Standards (IFRS) in accordance with IFRS 1 “First-time Adoption of International Financial Reporting Standards” effective January 1, 2005. The figures for the previous year were restated appropriately. Effects of the conversion were netted against equity as of January 1, 2004.

In accordance with IFRS 1 “First-time Adoption of International Financial Reporting Standards,” the retrospective application of standards concerning the derecognition of financial assets and financial liabilities, hedge accounting and estimates is prohibited.

Furthermore, IFRS 1 permits elective exceptions from full retrospective application of IFRS accounting policies. BASF used the exception with respect to employee benefits, cumulative translation differences and business combinations.

Employee benefits

Cumulative actuarial gains and losses resulting from the measurement of defined benefit plans at the date of transition are recognized directly in equity. BASF decided to use the option of IAS 19.93A-D; actuarial gains and losses following the conversion to IFRS are directly offset against retained earnings.

Cumulative translation adjustments

Cumulative adjustments from the translation of financial statements prepared in a currency other than the presentation currency are deemed to be zero at the date of transition by an offset against retained earnings as of January 1, 2004. The cumulative translation adjustments following the conversion to IFRS are recognized in other comprehensive income as a separate component of stockholders’ equity.

Business Combinations

BASF used the exception not to apply IFRS 3 retrospectively; business combinations prior to the date of transition have not been restated.

BASF did not apply any other elective exception of IFRS 1.

The conversion affected the following items:

			January 1,	December 31,
Reconciliation of stockholders’ equity to IFRS	Note		2004	2004
			(Million €)
Stockholders’ equity in accordance with German GAAP			15,878.4	15,765.0
Capitalization of interest cost	(a	)	322.4	314.3
Capitalization of internally generated intangible assets	(b	)	114.4	80.6
Accounting for pensions	(c	)	(160.8)	(62.7)
Accounting for provisions	(d	)	186.4	178.8
Accounting for financial instruments	(e	)	(22.6)	196.3
Valuation of inventories	(f	)	102.2	11.8
Reversal of goodwill amortization and write-offs due to impairment	(g	)	—	108.7
Other adjustments	(h	)	(71.2)	52.6
Tax effects of planned dividend payments and other tax effects	(i	)	57.9	(43.2)
Valuation adjustments relating to companies accounted for using the equity method	(j	)	53.2	—
Adjustments in accordance with IFRS			581.9	837.2

Stockholders’ equity in accordance with IFRS			16,460.3	16,602.2

The results for the 2004 reporting year are presented according to IFRS. The retroactive adjustment of the results for 2004 led to the following reconciliation items:

Reconciliation of income from operations to IFRS	Note		2004
			(Million €)
Income from operations in accordance with German GAAP			4,855.6
Capitalization of interest cost	(a	)	(63.6)
Capitalization of internally generated intangible assets	(b	)	(53.5)
Accounting for pensions	(c	)	65.6
Accounting for provisions	(d	)	13.9
Accounting for financial instruments	(e	)	95.2
Valuation of inventories	(f	)	(3.4)
Reversal of goodwill amortization and write-offs due to impairments	(g	)	150.4
Other adjustments	(h	)	(22.8)
Change in presentation of net financing cost of personnel obligations			155.1
Adjustments in accordance with IFRS			336.9

Income from operations in accordance with IFRS			5,192.5

Reconciliation of income after taxes and minority interests to IFRS	Note		2004
			(Million €)
Net income after minority interests in accordance with German GAAP			1,883.0
Capitalization of interest cost	(a	)	4.3
Capitalization of internally generated intangible assets	(b	)	(32.5)
Accounting for pensions	(c	)	41.1
Accounting for provisions	(d	)	(8.5)
Accounting for financial instruments	(e	)	150.1
Valuation of inventories	(f	)	(2.1)
Reversal of goodwill amortization and write-offs due to impairments	(g	)	112.9
Other adjustments	(h	)	16.4
Tax effects of planned dividend payments and other tax effects	(i	)	(107.2)
Valuation adjustments relating to companies accounted for using the equity method	(j	)	(53.2)
Adjustments in accordance with IFRS			121.3

Net income after minority interests in accordance with IFRS			2,004.3

The significant adjustments to IFRS are explained below:

(a)   Capitalization of interest cost

According to IFRS, borrowing costs for property, plant and equipment that are directly attributable to the construction period may be capitalized in the period in which they are incurred if the construction period is long-term. Previously, in accordance with German GAAP borrowing costs for construction were not capitalized. Under U.S. GAAP, the capitalization of construction interest costs is required. In order to minimize the differences between IFRS and U.S. GAAP, the allowed alternative treatment of capitalizing interest incurred in long-term construction projects has been followed.

(b)   Capitalization of internally generated intangible assets

Costs incurred for computer software developed or obtained for the Company’s internal use are to be capitalized as intangible assets and amortized over the expected useful life of the software under IFRS. According to German GAAP, the capitalization of costs for internally generated intangible assets is not permissible. IAS 38 “Intangible Assets” requires the capitalization of development costs.

(c)   Accounting for pensions

Pension obligations arising from direct promises of the Company to employees were already recorded in the 2004 annual financial statements according to IAS 19 “Employee Benefits.” This led to a new valuation whereby the formerly deferred actuarial gains and losses were offset against retained earnings as of January 1, 2004.

Pension benefits are also provided by legally independent funds, particularly the “BASF Pensionskasse VVaG” (“BASF Pensionskasse”). As BASF guarantees the commitments of the these funds, they are classified as defined benefit plans according to IFRS and are to be included in the Group Consolidated Financial Statements. This was not permissible under German GAAP.   The inclusion of these pension plans was done retroactively to January 1, 2004 according to IFRS. Actuarial gains and losses were not recognized according to IFRS 1 “First-time Adoption of International Financial Reporting Standards.”

BASF exercises the option introduced by an amendment to IAS 19 “Employee Benefits,” which allows actuarial gains and losses to be recognized against retained earnings in the year they are incurred.

Additionally, financing costs for pensions and other personnel obligations are offset against the expected return on plan assets (2004: €155.1 million) and not shown, as previously, before income from operations, but rather separately under “other financial result.”

(d)   Accounting for provisions

The reconciliation item contains the following deviations:

•                  Provisions are made for deferred maintenance and mandated modifications in connection with the operation of plants according to German GAAP. IFRS requires that the cost of such measures be expensed in the period they occur.

•                  Under IFRS, provisions for certain environmental measures and recultivation obligations are set-up in the amount of the expected obligations and at the same time increase the acquisition cost of the respective assets. According to German GAAP, such costs were accrued, whereas according to IFRS they are capitalized and depreciated using the straight-line method.

•                  According to German GAAP, provisions are established for cyclical major overhauls whereas IFRS requires that such expenses are capitalized upon performance and are depreciated until the next regularly scheduled overhaul.

•                  Long-term provisions are discounted under IFRS. German GAAP stipulates the use of nominal values.

(e)   Accounting for financial instruments

IFRS requires that derivatives are valued on the balance sheet at market value and shown as “other receivables” or “other liabilities.” Changes in market value, as long as they do not fulfill the strict requirements of hedge accounting, affect income. Under German GAAP, unrealized gains on swaps and other forward contracts are deferred until settlement or termination while unrealized expected losses from pending transactions are charged to income each period.

Under German GAAP, long-term receivables and liabilities denominated in a foreign currency are converted into euros at the exchange rates at the dates when the transactions took place or the lower exchange rates at year end for receivables and the higher exchange rates for liabilities. IFRS requires conversion at the exchange rate at the end of the year.

Under IFRS, available-for-sale securities are recorded at market values on the balance sheet date. Changes in valuation are recognized outside of income in equity. Write-downs affect income. Under German GAAP such securities and other investments are valued at the lower of acquisition cost or market value at the balance sheet date and affect income.

(f)    Valuation of inventories

As the LIFO method is not allowed under IFRS, the valuation of inventories was already changed to the weighted-average method as of January 1, 2004.

According to German GAAP, raw materials and supplies are to be discounted based on lower replacement costs. Under IFRS write-downs are only allowed based on lower net realizable value.

(g)   Reversal of goodwill amortization and write-offs due to impairment

Goodwill was amortized over its useful life in accordance with German GAAP. IFRS 3 “Business Combinations,” however, requires that goodwill is tested for impairment at least once a year according to IAS 36 “Impairment of Assets.” Based on IFRS 1 “First-time Adoption” and IFRS 3 “Business Combinations,” regularly scheduled depreciation on goodwill was not to be made after January 1, 2004. According to impairment tests carried out at the transition date, and at year-end 2004 and 2005, no impairment write-offs were necessary.

(h)   Other adjustments

These refer primarily to the treatment of government grants, which are not recognized as income initially but rather reduce the acquisition cost of the respective property, plant and equipment. They also refer to reclassifications in the consolidated income statement, which is discussed in more detail below under “Presentation.”

(i)    Tax effects of planned dividend payments and other tax effects

According to IFRS, deferred taxes in 2004 were recognized for the tax effect of planned dividend distributions from BASF Group companies based on the current financial plans and a change in the German Corporate Income Tax Act (Section 8b KStG).

(j)    Valuation adjustments relating to companies accounted for using the equity method

Significant changes resulting from the conversion to IFRS primarily concern the capitalization and the straight-line amortization of internally generated software as well as the accounting for capitalized interest cost for Group companies accounted for using the equity method. As a result of these adjustments, the book value of these financial assets under IFRS was higher than that recorded under German GAAP as of January 1, 2004. The negative reconciliation item to income under IFRS was related to write-downs of these participations.

Presentation

The presentation of the income statement as well as the balance sheet is in accordance with IAS 1 “Presentation of Financial Statements.” Individual items were summarized to improve clarity and are presented in detail in the Notes to the Consolidated Financial Statements.

Consolidated Balance Sheets

IFRS requires the differentiation between long-term and short-term assets. German GAAP, by contrast, distinguished between fixed assets and current assets. In 2004, “investments accounted for using the equity method” was largely composed of our stake in the Basell joint venture, which was sold on May 5, 2005. In equity, the new item “other comprehensive income” is presented to account for changes that do not affect income. The option under IFRS 1 to net the translation adjustment against retained earnings as of January 1, 2004 was exercised. Liabilities are segmented according to maturity, whereas they were previously segmented into provisions and liabilities under German GAAP.

Consolidated Statements of Income

Financing costs for pensions and other personnel obligations netted against expected returns of pension plan assets are not included in income from operations, but after income from operations in a new item “other financial result.” This also includes the capitalization of interest cost, the accrued interest of other provisions and changes in the fair value of interest rate derivatives.

4.    Earnings per share

Earnings per share	2005	2004
Net income under IFRS (Million €)	3,006.7	2,004.3

Number of shares (1,000)
Weighted-average number of shares	525,125	548,714

Earnings per share under IFRS (€)	5.73	3.65

The calculation of earnings per common share is based on the weighted-average number of common shares outstanding during the applicable period. The calculation of diluted earnings per common share reflects the dilutive effect of all potential common shares that were outstanding during the respective period. Shares awarded under the BASF employee participation program “plus” have been included in the computation of diluted earnings per share. Due to a resolution by the Board of Executive Directors and the Supervisory Board in 2002, settlements of stock options from the BASF stock option program (BOP) for senior management are made in cash, therefore do not have a dilutive effect.

The earnings per share were not impacted by any dilutive effect in 2005 and in 2004, as the impact of potential common shares was anti-dilutive in each year.

5.    Reconciliation of net income and stockholders’ equity to U.S. GAAP

The Consolidated Financial Statements comply with U.S. GAAP as far as permissible under IFRS. The remaining differences concern the following adjustments:

Reconciliation of net income to U.S. GAAP	Note		2005	2005	2004
			(Million € and Million $, Except Per Share Amounts)
Income after taxes and minority interests according to IFRS			$3,560.5	€3,006.7	€2,004.3
Adjustments required to conform with U.S. GAAP
Accounting for pensions	(a	)	(86.0)	(72.6)	(24.6)
Accounting for provisions	(b	)	7.7	6.5	6.1
Valuation adjustments relating to companies accounted for using the equity method	(e	)	—	—	(108.4)
Acquisitions	(f	)	(25.8)	(21.8)
Other adjustments	(g	)	197.6	166.9	(11.0)
Deferred taxes	(h	)	(31.0)	(26.2)	(2.4)
Minority interests	(i	)	1.3	1.1	(1.2)
Adjustments to U.S. GAAP			63.8	53.9	(141.5)
Net income in accordance with U.S. GAAP			3,624.4	3,060.6	1,862.8
Cumulative effect of change in accounting for major overhauls	(g	)	(90.0)	(76.0)	—
Net income in accordance with U.S. GAAP before cumulative effect of change in accounting			3,534.4	2,984.6	1,862.8

Earnings per share in accordance with U.S. GAAP			6.90	5.83	3.39
Cumulative effect of change in accounting for major overhauls			(0.17)	(0.14)	—
Earnings per share in accordance with U.S. GAAP before cumulative effect of change in accounting			6.73	5.69	3.39
Dilutive effect			—	—	—
Diluted earnings per share in accordance with U.S. GAAP			6.90	5.83	3.39

Reconciliation of stockholders’ equity to U.S. GAAP	Note		2005	2005	2004
			(Million € and Million $)
Stockholders’ equity in accordance with IFRS as of December 31			$20,751.3	€17,523.5	€16,602.2
Minority interests			(570.5)	(481.8)	(328.5)
Stockholders’ equity excluding minority interests			20,180.8	17,041.7	16,273.7

Adjustments required to conform with U.S. GAAP
Accounting for pensions	(a	)	1,089.6	920.1	1,020.1
Accounting for provisions	(b	)	133.8	113.0	105.0
Accounting for financial instruments	(c	)	(14.3)	(12.1)	—
Reversal of goodwill amortization and write-offs due to impairment	(d	)	408.0	344.5	325.7
Valuation adjustments relating to companies accounted for using the equity method	(e	)	46.2	39.0	39.0
Acquisitions	(f	)	(25.8)	(21.8)	—
Other adjustments	(g	)	(0.1)	(0.1)	(145.7)
Deferred taxes	(h	)	(548.8)	(463.4)	(441.7)
Minority interests	(i	)	(19.1)	(16.1)	(17.0)
Adjustments to U.S. GAAP			1,069.5	903.1	885.4

Stockholders’ equity in accordance with U.S. GAAP as of December 31			21,250.3	17,944.8	17,159.1

Earnings per share	2005	2005	2004
	(Million € and Million $, Except Per Share Amounts)
Net income in accordance with U.S. GAAP	$3,624.4	€3,060.6	€1,862.8

Number of shares (1,000)
Weighted-average undiluted number of shares	525,125	525,125	548,714
Dilutive effect	—
Weighted-average diluted number of shares	525,125	525,125	548,714

Basic earnings per share in accordance with U.S. GAAP	6.90	5.83	3.39
Dilutive effect	—	—	—
Diluted earnings per share in accordance with U.S. GAAP	6.90	5.83	3.39
Cumulative effect of change in accounting for major overhauls	(0.17)	(0.14)	—
Earnings per share in accordance with U.S. GAAP before cumulative effect of change in accounting	6.73	5.69	3.39

The calculation of earnings per share is described in detail in Note 4.

(a) Accounting for pensions

Pension provisions and expenses which fall under the scope of SFAS 87 are based on the same actuarial assumptions as under IFRS (see Note 23).

BASF exercises the option allowing actuarial gains and losses to be offset directly against retained earnings outside of profit and loss in the year in which they are incurred. According to SFAS 87, these items are charged to income as soon as they exceed 10% of the greater of the Projected Benefit Obligation (PBO) and pension plan assets. In addition, a difference results because an Additional Minimum Liability reduces stockholders’ equity according to U.S. GAAP.

The Accumulated Benefit Obligation (ABO) amounted to €11,398.0 million in 2005 compared with €9,419.9 million in 2004. The pension plans whose plan assets do not completely cover the ABO are shown below.

Current funding situation (Million €)	2005		2004
	ABO	Plan Assets	ABO	Plan Assets
Unfunded pension plans	582.2	—	3,563.1	—
Partially funded pension plans	6,954.6	6,756.6	1,727.5	1,686.3
Total of pension plans that are not fully funded	7,536.8	6,756.6	5,290.6	1,686.3
Fully funded pension plans	3,861.2	4,258.6	4,129.3	4,518.0
Total	11,398.0	11,015.2	9,419.9	6,204.3

The balance of the expected return on plan assets and the interest costs pertaining to the pension obligation is recognized in the financial results (see Note 9) as an allowable IFRS option. According to U.S. GAAP, these items are considered in personnel costs. As a result, income from operations, according to U.S. GAAP would be lower in 2005 by €120.8 million (2004: €134.8 million), and the financial result accordingly higher.

Actuarial losses amounted to €2,587.1 million as of December 31, 2005 and €1,505.8 million as of December 31, 2004. Based on these amounts, €62.2 million was amortized in 2005 and €15.4 million in 2004 in the income statement. As of December 31, 2005, unrecognized prior service costs existed in the amount of €54.2 million and as of December 31, 2004, €64.3 million. Based on these amounts, €10.4 million was amortized in 2005 and €9.2 million in 2004 in the income statement. Information required according to SFAS 132 “Employers’ Disclosures about Pensions and Other Postretirement Benefits” (revised 2003) are contained in Note 23.

(b) Accounting for provisions

The reconciliation item contains the following deviations:

Provisions for part-time programs for employees nearing retirement age: In these financial statements agreed upon top-up payments within the pre-retirement part-time programs are immediately accrued in their full amount, and discounted at a rate of 3.0%. A provision is also recorded for the expected costs for agreements that are anticipated to be concluded during the term of the collective bargaining agreements, taking into consideration the ceilings on the number of employee participants provided in such collective bargaining agreements. In accordance with U.S. GAAP, provisions may only be recorded for employees who have accepted an offer, and the supplemental payments are accrued over the employee’s remaining service period. This resulted in a decrease in income under U.S. GAAP of €29.4 million in 2005 and €22.3 million in 2004. Stockholders’ equity increased by €125.3 million in 2005 and by €154.7 million in 2004.

Provisions for restructuring measures: SFAS 146, “Accounting for Costs Associated with Exit and Disposal Activities” requires expected costs associated with the exit or disposal of business activities to be accrued only when a liability against a third party exists. In case of a retention period, severance payments to employees are accrued over the term of this period.

Discounting of provisions and liabilities: According to IFRS, long-term provisions and liabilities are to be discounted to their present value if the effect from discounting is material. Under U.S. GAAP, however, discounting is only permissible for specific types of provisions and liabilities when the amount and timing of the cash flows can be reliably predicted. This resulted in an income effect of €10.8 million in 2005 and €47.0 million in 2004, and a decrease in equity of €30.5 million in 2005 and of €41.3 million in 2004.

(c) Accounting for financial instruments

The guidelines for accounting for financial instruments according to IAS 39 “Financial Instruments: Recognition and Measurement” and SFAS 133 “Accounting for Derivatives and Hedging Activities” are very similar in concept. The reconciliation items relate to the differing treatment of fair value changes of derivatives within equity, which are a component of a cash-flow hedge for a future transaction. According to IAS 39, for hedging future transactions, there is an option regarding the accounting treatment of these fair value changes. BASF has chosen the option to net these changes in valuation against the acquisition costs of the non-financial assets or debts. The other option allows the valuation changes to be charged to the income statement in the same period in which the hedged transaction flows through the income statement. According to SFAS 133, only the second method is allowed, while netting against acquisition costs is prohibited. This timing difference leads to a difference in equity and has no impact on income.

(d) Reversal of goodwill amortization and write-offs due to impairment

Goodwill is only written down if an impairment exists according to SFAS 142 as of January 1, 2002. According to IFRS 1 “First-time Adoption” in conjunction with IFRS 3 “Business Combinations,” regularly scheduled amortization of goodwill has been replaced by impairment testing effective as of January 1, 2004. The amortization on goodwill in 2002 and 2003 has been reversed and increases stockholders’ equity.

(e) Valuation adjustments relating to companies accounted for using the equity method

This item contains differences from companies accounted for using the equity method that result from different dates on which the scheduled amortization for goodwill was discontinued under U.S. GAAP (2002) and IFRS (2004).

(f) Acquisitions

A difference between U.S. GAAP and IFRS with respect to the first-time consolidation involves the treatment of in-process research and development projects of acquired businesses. Whereas these costs are expensed in the first year of consolidation under U.S. GAAP, IFRS requires that these costs are capitalized as intangible assets and amortized over their useful lives. This resulted in a decrease of income of €25.5 million. Stockholders’ equity decreased similarly by €25.5 million in 2005. There were no in-process research and development costs in connection with acquisitions in 2004.

According to U.S. GAAP, contingent purchase price adjustments of acquisitions are only accounted for at the time of payment of the contingent price adjustment. IFRS 3, however, requires the recognition of these purchase price adjustments at estimated values in the first consolidation of an acquired business. If the purchase price is less than the fair value of assets and liabilities acquired as a result of these differing practices, the difference is to be booked immediately to the income statement according to IFRS, whereas according to U.S. GAAP it reduces the values assigned to the acquired assets. This resulted in an income effect of €3.7 million in 2005. Stockholders’ equity increased corresepondingly by €3.7 million in 2005. There were no such differences in 2004 as a result of contingent price adjustments.

(g) Other adjustments

This item primarily includes the elimination of provisions for the fair value of stock options granted, differences arising from the accounting of sale and leaseback transactions as well as provisions for major overhauls of large scale plants.

Following a resolution by the Board of Executive Directors, stock options are to be settled in cash. Under U.S. GAAP, such obligations are to be accounted for as stock appreciation rights based on the intrinsic value of the options on the balance sheet date. However, options granted in prior years, for which cash settlement was not foreseen, are to be accounted for in accordance with SFAS 123 as equity instruments based upon the fair value on the grant date. In the present Financial Statements, all obligations resulting from stock options are accounted for based upon the fair value on the balance sheet date. A provision is accrued over the vesting period of the options. The different accounting methods led to an increase in net income in accordance with U.S. GAAP of €6.1 million in 2005, and €16.1 million in 2004.

In the present Financial Statements, obligations resulting from stock options are shown as provisions. In accordance with U.S. GAAP, options for which cash settlement was not originally foreseen are recorded as additions to stockholders’ equity. Overall, the accounting for stock options resulted in a decrease in stockholders’ equity of €17.4 million in 2005, and €9.4 million in 2004.

Under IFRS, anticipated costs necessary for the major overhaul of large scale plants prescribed at certain intervals are capitalized as a part of the respective asset and depreciated on a straight-line basis over the period until the next regularly scheduled major overhaul. According to U.S. GAAP, provisions for such costs were established. In 2005, this accounting method was changed to comply with IFRS. The pretax cumulative effect of €117.0 million was recognized in income. The net effect after taxes amounted to €76.0 million.

Gains from the sale of assets, which continue to be used under operating leases are to be recognized in income under IFRS, if the sale is an arm’s length transaction. U.S. GAAP requires the deferral of the gain and its recognition in income over the useful life of the asset.

(h) Deferred taxes

The adjustments required to conform with U.S. GAAP would result in taxable temporary differences between the valuation of assets and liabilities in the Consolidated Financial Statements and the carrying amount for tax purposes. Resulting adjustments for deferred taxes primarily relate to the following:

	Stockholders’ equity				Net Income
	Note		2005	2004	2005	2004
				(Million €)
Accounting for pensions	(a	)	(348.5)	(384.2)	27.4	10.2
Accounting for provisions	(b	)	(51.6)	(46.0)	(5.2)	10.7
Accounting for financial instruments	(c	)	4.3		(5.3)	—
Reversal of goodwill amortization and write-offs due to impairment	(d	)	(96.2)	(86.9)	—	—
Acquisitions	(f	)	9.3	—	9.3	—
Other adjustments	(g	)	19.3	75.4	(52.4)	(23.3)
Total			(463.4)	(441.7)	(26.2)	(2.4)

(i) Minority interests

The portion of U.S. GAAP valuation adjustments applying to minority interests is shown separately.

Consolidation of majority-owned subsidiaries:

First-time consolidations of subsidiaries require the restatement of the figures of the previous year. The effect of first-time consolidated companies on the net worth, financial position and results was immaterial; an adjustment was therefore not performed.

New U.S. GAAP accounting standards not yet adopted:

SFAS 123R “Share-Based Payment” revised 2004 replaces SFAS 123 “Accounting for Stock-Based Compensation.” This disallows the former optional treatments contained in APB 25 “Accounting for Stock Issued to Employees.” According to SFAS 123R all listed companies must recognize stock-based payment as an expense during the vesting period. Equity instruments granted as payment are valued at their market value at the time of granting. The market value at reporting date is calculated to value share-based payment, which is to be settled in cash. SFAS 123R applies to all reporting years commencing after June 15, 2005. As BASF already recognizes share-based payment as an expense, SFAS 123R will have no material effects on BASF’s Consolidated Financial Statements.

SFAS 154, governing the accounting and reporting of voluntary changes in accounting methods, replaces APB Opinion Nr. 20 “Accounting Changes” and FASB Statement No. 3 “Reporting Accounting Changes in Interim Financial Statements.” According to SFAS 154, impacts on income as a result of voluntary changes in accounting methods will no longer be shown as a separate item “cumulative change in accounting principle” on the income statement of the current period but rather as an adjustment of the financial statements for all previously published periods as if the new method had always been used.

EITF 04-13 “Inventory Exchanges” determines when a purchase and sale of inventory is to be seen as a barter transaction. According to APB Opinion No. 29 “Accounting for Non-monetary Transactions,” barter transactions are not to be included in income. The key criterion is whether the purchase and sale are closely connected. EITF 04-13 clearly states that no sales revenues may be recognized from these transactions if sale and purchase of inventories are clearly connected. Furthermore, EITF 04-13 has specified the scope of FASB Statement No. 153 “Exchanges of Non-monetary Assets.” EITF 04-13 is to be applied to all new transactions that were concluded in the reporting years beginning after March 15, 2006. No revenue was recognized for barter transactions as defined in these standards.

Other changes in stockholders’ equity

The option allowed by IFRS 1 to offset currency translation adjustments against retained earnings as of January 1, 2004 was exercised. Under U.S. GAAP, the translation adjustment is to be carried forward unchanged.

According to U.S. GAAP, specifically SFAS 130, certain expenses and income are recognized outside of profit or loss (Other Comprehensive Income):

Million €	2005	2004
Net income in accordance with U.S. GAAP (before other comprehensive income)	3,060.6	1,862.8
Change of foreign currency translation adjustments
Gross	765.6	(291.3)
Deferred taxes	(33.1)	17.2
Changes in unrealized holding gains on securities
Gross	66.7	95.6
Deferred taxes	4.5	0.3
Changes in unrealized losses from cash flow hedges
Gross	(21.2)	(54.0)
Deferred taxes	11.6	18.7
Additional minimum liability for pensions
Gross	(1,179.7)	(514.7)
Deferred taxes	457.1	197.0
Other comprehensive income (loss), net of tax	71.5	(531.2)

Comprehensive income, net of tax	3,132.1	1,331.6

Million €	2005	2004
Stockholders’ equity in accordance with U.S. GAAP (before accumulated other comprehensive income) on January 1	19,408.9	18,694.7
Accumulated other comprehensive income
Foreign currency translation adjustments
Gross	(603.4)	(1,369.0)
Deferred taxes	36.1	69.2
Unrealized holding gains on securities
Gross	262.9	196.2
Deferred taxes	(40.9)	(45.4)
Unrealized losses from cash flow hedges
Gross	(79.3)	(58.1)
Deferred taxes	31.7	20.1
Additional minimum liability for pensions
Gross	(1,730.7)	(551.0)
Deferred taxes	659.5	202.4
Accumulated other comprehensive income	(1,464.1)	(1,535.6)

Total stockholders’ equity in accordance with U.S. GAAP including comprehensive income on December 31	17,944.8	17,159.1

6.              Reporting by segment and region

The Company is a worldwide manufacturer and supplier of about 8,000 products. The Company offers a wide range of products, including chemicals, plastics, dyes and pigments, dispersions, automotive and industrial coatings, agricultural products, fine chemicals, crude oil and natural gas.

The Company conducts its worldwide operations through 12 operating divisions, which have been aggregated into five reporting segments based on the nature of the products and production processes, the type of customers, the channels of distribution and the nature of the regulatory environment.

The Chemicals segment is made up of the divisions Inorganics, Petrochemicals and Intermediates. Plastics is composed of the divisions Styrenics, Performance Polymers and Polyurethanes. Performance Products comprises the divisions Performance Chemicals, Coatings and Functional Polymers. The segment Agricultural Products and Nutrition comprises the divisions Agricultural Products and Fine Chemicals. The Oil and Gas Segment consists of the operating division Oil & Gas, which conducts oil and gas exploration and production and natural gas trading.

Business activities not allocated to any operating division are shown as “other” and comprise the sale of feedstock, remaining fertilizers activities, engineering and other services as well as rental income. The income from operations recorded as “other” includes mainly research costs shared by the Group of €225.0 million in 2005, and €168.0 million in 2004. “Other” also includes foreign currency results from financial indebtedness, hedging of forecasted sales, as well as from foreign currency positions that were macrohedged of €(97.0) million in 2005, and €54.0 million in 2004.

Transfers between the reportable segments are shown separately and generally valued at marketbased prices.

The allocation of assets and depreciation to the segments is based on economic control. Assets used by more than one segment are allocated based on the percentage of usage.

Exploration expenses in the Oil & Gas segment are reported under other operating expenses as of 2005. Prior years’ figures were restated accordingly.

Segments

2005			Performance	Agricultural Products						BASF
Million €	Chemicals	Plastics	Products	& Nutrition			Oil & Gas		Other	Group
				Agricultural Products	Fine Chemicals	Total		Thereof Exploration
Net sales	8,103	11,718	8,267	3,298	1,732	5,030	7,656	3,499	1,971	42,745
Change (%)	15.4	11.3	3.3	(1.7)	(3.4)	(2.3)	45.5	41.0	25.5	13.9
Intersegmental transfers	3,826	471	352	29	28	53	723	235	468	5,893
Sales including transfers	11,929	12,189	8,619	3,327	1,760	5,083	8,379	3,734	2,439	48,638
Income from operations	1,326	1,015	863	681	(58)	623	2,410	2,094	(407)	5,830
Change (%)	3.3	46.3	(23.5)	13.1	—	(5.3)	46.7	60.7	(90.2)	12.3
Assets	6,146	6,639	4,863	5,156	1,481	6,637	4,895	2,155	6,490	35,670
Thereof goodwill	133	143	266	1,496	6	1,502	64	64	31	2,139
Thereof property, plant and equipment	3,567	3,155	1,944	618	747	1,365	3,033	1,355	923	13,987
Return on operating assets (%)*	23.3	15.9	18.4	13.4	—	9.6	53.8	103.3	—	19.9
Debt	1,766	1,676	1,766	951	538	1,489	1,836	903	9,614	18,147
Research and development expense	114	135	214	303	70	373	1	—	227	1,064
Investment in property, plant and equipment and intangible assets	639	490	347	74	222	296	624	381	127	2,523
Depreciation and amortization of property, plant and equipment, and intangible assets	616	489	364	226	147	373	449	322	112	2,403
Thereof due to impairments	61	—	10	9	16	25	—	—	1	97

2004 Million €	Chemicals	Plastics	Performance Products	Agricultural Products & Nutrition			Oil & Gas		Other	BASF Group
				Agricultural Products	Fine Chemicals	Total		Thereof Exploration
Net sales	7,020	10,532	8,005	3,354	1,793	5,147	5,263	2,482	1,570	37,537
Change (%)	22.0	19.9	4.9	5.6	(2.8)	2.5	9.9	14.7	14.0	12.5
Intersegmental transfers	3,395	677	291	26	30	52	546	173	462	5,423
Sales including transfers	10,415	11,209	8,296	3,380	1,823	5,199	5,809	2,655	2,032	42,960
Income from operations	1,284	694	1,128	602	56	658	1,643	1,303	(214)	5,193
Assets	5,219	6,187	4,538	4,985	1,308	6,293	4,063	1,899	9,148	35,448
Thereof goodwill	11	125	237	1,509	2	1,511	64	64	25	1,973
Thereof property, plant and equipment	3,283	2,857	1,892	661	639	1,300	2,814	1,255	917	13,063
Return on operating assets (%)*	25.2	11.6	24.2	11.4	4.2	9.9	41.3	69.6	—	18.5
Debt	1,836	1,836	2,287	1,100	704	1,804	1,902	1,081	9,181	18,846
Research and development expense	98	136	217	272	90	362	—	—	173	986
Investment in property, plant and equipment and intangible assets	601	473	304	100	153	253	388	329	144	2,163
Depreciation and amortization of property, plant and equipment and intangible assets	573	499	375	285	150	435	455	330	155	2,492
Thereof due to impairments	52	—	4	25	—	25	—	—	70	151

* Return on operations is defined as income from operations of a segment divided by average operating assets.

Regions

					South
			North		America,
2005		Thereof	America	Asia	Africa,	BASF
Million €	Europe	Germany	(NAFTA)	Pacific	Middle East	Group
Location of customers
Sales	23,755	8,865	9,479	6,500	3,011	42,745
Change (%)	11.3	20.1	15.9	22.4	11.4	13.9
Share (%)	55.6	20.7	22.2	15.2	7.0	100.0

Location of companies
Sales	25,093	17,100	9,542	6,042	2,068	42,745
Sales including transfers	28,565	19,932	10,110	6,334	2,160	47,169
Income from operations	4,385	3,019	855	297	293	5,830
Assets	19,961	13,374	7,789	6,112	1,808	35,670
Thereof property, plant and equipment.	7,334	5,045	2,534	3,594	525	13,987
Additions to property, plant and equipment and intangible assets	1,433	837	281	697	112	2,523
Depreciation and amortization of property, plant and equipment and intangible assets	1,473	915	460	403	67	2,403
Employees (As of December 31)	56,614	45,620	9,826	9,669	4,836	80,945

					South
			North		America,
2004		Thereof	America	Asia	Africa,	BASF
Million €	Europe	Germany	(NAFTA)	Pacific	Middle East	Group
Location of customers
Sales	21,343	7,382	8,182	5,309	2,703	37,537
Change (%)	10.0	4.4	14.2	18.8	16.4	12.5
Share (%)	56.9	19.7	21.8	14.1	7.2	100.0

Location of companies
Sales	22,536	15,216	8,165	4,911	1,925	37,537
Sales including transfers	25,527	17,751	8,655	5,461	1,803	41,446
Income from operations	4,236	3,131	286	361	310	5,193
Assets	21,815	14,567	7,254	4,888	1,491	35,448
Thereof property, plant and equipment	7,245	5,067	2,364	3,013	441	13,063
Additions to property, plant and equipment and intangible assets	1,202	816	271	608	82	2,163
Depreciation and amortization of property, plant and equipment and intangible assets	1,530	975	608	250	104	2,492
Employees (As of December 31)	57,540	46,666	10,578	8,916	4,921	81,955

The region “Asia Pacific” has been shown separately since January 1, 2005, due to its increasing importance. Africa, which was included in the “Asia Pacific and Africa” region until 2004, and the Middle East have been combined with the formerly independent region “South America.” The values for the previous year have been appropriately restated.

7.              Other operating income

Million €	2005	2004
Release and adjustment of provisions	118.4	154.4
Income from miscellaneous revenue generating activities	85.3	71.7
Gains from foreign currency transactions	43.3	145.6
Gains from foreign currency conversion	57.3	12.1
Gains from disposal of assets and divestitures	107.4	448.7
Other	188.5	213.6
Total	600.2	1,046.1

Release and adjustment of provisions relate principally to sales and purchase provisions, provisions for lawsuits and damage claims and various other items in the normal course of business. Provisions are reversed or adjusted if the circumstances at closing date indicate that they are no longer probable or that the probable amount has been reduced.

Income from miscellaneous revenue-generating activities primarily represents revenues from energy sales, sales of raw materials as well as income from rentals and logistics services.

Gains from foreign currency transactions represent realized gains on receivables and liabilities denominated in foreign currencies, gains resulting from conversion of receivables, liabilities and other items denominated in foreign currencies at the balance sheet date and gains from changed fair values of currency derivatives.

Gains from conversion of financial statements of Group companies in foreign currencies includes gains from currency exposures of financial statements in foreign currency, which are converted into euros using the temporal method. They are related to a higher net asset exposure or lower net liability exposure after conversion into euros than at the previous balance sheet date.

Gains from the disposal of assets primarily includes divestitures in the Agricultural Products segment to optimize the portfolio in 2005 and the sale of the printing systems business in 2004.

Other includes reversal of valuation allowances on receivables, miscellaneous sales and various other sundry items.

8.              Other operating expenses

Million €	2005	2004
Integration and restructuring measures	446.5	542.8
Environmental protection and safety measures, costs of demolition and noncapitalizable planning costs related to capital expenditure projects	158.3	168.3
Amortization of intangible assets and depreciation of property, plant and equipment	204.6	209.3
Thereof internally generated intangible assets	61.7	78.6
Costs from miscellaneous revenue-generating activities	84.7	69.7
Losses from foreign currency transactions	189.5	30.3
Losses from foreign currency conversion	23.0	44.1
Losses from disposal of assets	15.5	12.2
Oil and gas exploration expenses	172.9	194.9
Other	480.1	394.3
Total	1,775.1	1,665.9

Integration and restructuring measures in 2005 primarily concerned the restructuring of the Fine Chemicals division as well as measures to further improve the efficiency at the sites in Ludwigshafen, Germany, and Feluy, Belgium. In 2004, this item included additional charges from the Ludwigshafen Site Project and restructuring measures in North America.

Further expenses were related to the cost of demolition and removal of fixed assets as well as the preparation of capital expenditure projects not subject to mandatory capitalization.

Costs from miscellaneous revenue-generating activities refer to costs relating to the items shown as “income from miscellaneous revenue-generating activities” (see Note 7).

Losses from foreign currency transactions include losses from foreign currency items and forward contracts as well as the valuation of receivables and liabilities in foreign currencies at the exchange rate on the balance sheet date.

Other expenses were incurred as a result of write-offs of no longer usable inventory in the amount of €103.0 million in 2005, and €83.0 million in 2004 as well as for other reasons affecting various items.

9.              Financial result

	2005	2004
	(Million €)
Income (losses) from companies accounted for using the equity method	5.6	(7.2)
Income from participations in affiliated and associated companies	53.5	10.5
Income from the disposal or write-ups of participations	310.7	38.1
Income from profit transfer agreements	9.0	2.3
Losses from loss transfer agreements	(13.6)	(15.2)
Write-down of, and losses from, retirement of participations	(17.9)	(625.4)
Income from tax allocation to participations	0.7	1.2
Other income from participations	342.4	(588.5)

Interest expenses	(351.9)	(288.9)
Interest income	153.3	66.3
Interest and dividend income from securities and receivables	28.6	16.5
Interest result	(170.0)	(206.1)

Write-ups/profits from the sale of securities and receivables	16.1	13.7
Write-downs/losses from the disposal of securities and receivables	(6.7)	(40.3)
Net financing cost for long-term personnel provisions	(121.7)	(137.7)
Interest accrued on other interest-bearing liabilities	(50.8)	(48.8)
Capitalization of interest cost	43.0	72.5
Other financial expenses and income	38.2	96.7
Other financial result	(81.9)	(43.9)

Financial result	96.1	(845.7)

Income from the disposal or write-ups of participations contains the gain of the sale of our 50% share of Basell in 2005. In the previous year, in contrast, valuation adjustments on participations were necessary, which were shown under write-down of, and losses from, retirement of participations.

10.       Income taxes

	2005	2004
	(Million €)
German corporate income tax, solidarity surcharge, German trade income taxes	433.4	532.4
Foreign income tax	1,970.1	1,396.5
Taxes for prior years	81.5	(16.1)
Current taxes	2,485.0	1,912.8
Deferred taxes	273.1	300.7
Income taxes	2,758.1	2,213.5
Thereof income taxes on oil-producing operations	1,450.0	911.0
Other taxes	151.4	150.4
Tax expense	2,909.5	2,363.9

Income before taxes and minority interests is broken down into domestic and foreign income as follows:

	2005	2004
	(Million €)
Germany	1,524.5	1,270.5
Foreign oil production branches of German companies	1,514.6	975.0
Foreign	2,886.5	2,101.3
Total	5,925.6	4,346.8

In Germany a uniform corporate tax of 25% and thereon a solidarity surcharge of 5.5% is uniformly levied on all distributed and undistributed earnings. In addition to corporate income tax, income generated in Germany is subject to a trade income tax that varies depending on the municipality in which the company is located. After accounting for trade income tax, which is a tax deductible item, BASF has a weighted average trade income tax rate of 15.3%. Because German trade income tax is deductible, it also reduces the assessment basis for corporate income tax. For German companies, deferred taxes are calculated using a tax rate of 38%.

Income from foreign Group companies is taxed at the income tax rates applicable in the respective countries of domicile.

For foreign Group companies, deferred taxes are calculated using the tax rates applicable in the individual foreign countries. Such rates averaged 29% in 2005 and 2004.

Income taxes on foreign oil-producing operations in certain regions are compensated up to the level of the German corporate income tax on this foreign taxable income. The non-compensable amount is shown separately in the following table.

“Other taxes” includes real estate taxes and other comparable taxes in the amount of €90.0 million in 2005 and €93.0 million in 2004; they are allocated to the appropriate functional costs.

Reconciliation from the statutory tax rate in Germany to the
effective tax rate	2005		2004
	(Million €)%		(Million €)%
German corporate income tax	1,481.4	25.0	1,086.7	25.0
Solidarity surcharge	13.4	0.2	12.7	0.3
German trade income tax net of corporate income tax	141.2	2.4	177.5	4.1
Foreign tax-rate differential	113.5	1.9	44.5	1.0
Tax exempt income	(208.4)	(3.5)	(209.2)	(4.8)
Non-deductible expenses	155.6	2.6	325.3	7.5
Income after taxes of companies accounted for using the equity method	(1.4)	—	1.8	—
Taxes for previous years	81.5	1.4	(16.1)	(0.4)
Income taxes on oil-producing operations non-compensable with German corporate income tax	1,072.5	18.1	667.7	15.4
Deferred taxes for planned dividend distributions	9.5	0.2	107.5	2.5
Other	(100.7)	(1.7)	15.1	0.3
Income taxes/effective tax rates	2,758.1	46.6	2,213.5	50.9

Tax exempt earnings arose from the sale of participations or securities. This particularly concerned the sale of the joint venture Basell in 2005, and the sale of the printing systems business in 2004. The non-deductible expenses in 2004 include primarily write-downs of participations.

Deferred tax assets on tax loss carryforwards, including those for prior years, are recorded. If expected future taxable ports of a company make it more likely than not that the future tax benefits will not be realized, adequate valuation allowances are established.

Deferred taxes result from the following temporary differences between the valuation of assets and liabilities under IFRS and for tax purposes.

	Tax assets		Tax liabilities
Deferred tax assets	2005	2004	2005	2004
	(Million €)
Intangible assets	(111.0)	(30.0)	282.2	125.2
Property, plant and equipment	(456.8)	(333.6)	343.0	775.7
Financial assets	12.7	21.6	0.2	55.3
Inventories and accounts receivable	3.6	(57.7)	110.8	36.5
Provisions for pensions	641.0	331.7	2.9	(73.0)
Other provisions and liabilities	415.2	491.2	(44.2)	(127.4)
Tax loss carryforwards	840.0	816.7	—	—
Other	44.7	210.3	4.4	155.7
Valuation allowances	(134.7)	(113.6)	—	—
Thereof for tax loss carryforwards	(37.3)	(41.6)	—	—
Total	1,254.7	1,336.6	699.3	948.0
Thereof short-term	369.4	207.3	137.5	145.7

The assessment of the probability of a reversal of the temporary difference between the book and tax values or the use of a tax loss carry forward are decisive for the value of a deferred tax asset. The carrying amount of a deferred tax asset is recognized to the extent to which it is probable that sufficient taxable profit relating to the same taxation authority will be available to allow the benefit of part or all of that deferred tax asset to be utilized. Based on experience and the expected development of taxable income, it is assumed that the advantages of deferred tax assets recognized will be realized.

Deferred tax assets were offset against deferred tax liabilities of the same maturity to the degree that these relate to the same taxation authority.

Deferred tax assets for undistributed earnings of subsidiaries in the amount of €7,918.7 million in 2005, and €7,245.3 million in 2004 were not recognized, as they are not subject to such taxation or they will be reinvested for indeterminate periods of time. For these timing differences, the calculation of deferred taxes would have only had to consider the respective withholding tax or the German taxation of 5% on dividends paid.

The regional distribution of tax loss carryforwards is as follows:

	2005	2004
	(Million €)
Germany	30.1	26.3
Foreign	2,114.5	2,142.4
Total	2,144.6	2,168.7

German tax losses may be carried forward indefinitely. Foreign loss carryforwards exist primarily in North America (NAFTA). These expire starting in 2020. North America (NAFTA) recorded a loss before taxes in 2004. Loss carryforwards in the NAFTA region were utilized in 2005 due to higher earnings but amounts in euro increased due to changes in exchange rates. Considering the restructuring measures that are being implemented and expected future profits as a result, the recorded deferred tax assets are considered realizable.

Write-downs on deferred tax assets related to tax loss carryforwards of €72.2 million at December 31, 2005 and €87.0 million at December 31, 2004 were made.

Tax liabilities comprise tax liabilities and tax provisions. Tax liabilities primarily concern the assessed income tax and other taxes. Tax provisions mainly concern the current obligations arising from income taxes for the current year and the previous year.

Tax liabilities	2005	2004
	(Million €)
Tax provisions	330.7	309.0
Tax liabilities	556.5	335.3
Total	887.2	644.3

11.       Minority interests

	2005	2004
	(Million €)
Minority interests in profits	179.0	145.5
Minority interests in losses	18.2	16.5
Total	160.8	129.0

Minority interests in profits relate primarily to the Group companies engaged in trading and distribution of natural gas and to the operating company for the steam cracker in Port Arthur, Texas. Minority interests in losses mainly related to BASF Plant Science.

See Note 22 for a detailed analysis of consolidated subsidiaries with minority shareholdings.

12.       Other information

Cash provided by operating activities includes the following cash flows:

Additional information on consolidated statements of cash flows	2005	2004
	(Million €)
Income tax payments	2,252.4	1,543.0
Interest payments	220.3	226.6
Dividends received	68.1	47.6

Personnel costs	2005	2004
	(Million €)
Wages and salaries	4,553.0	4,579.1
Social security contributions and expenses for pensions and assistance	1,021.4	1,035.8
Thereof for pension benefits	242.4	227.4
Total	5,574.4	5,614.9

German Group companies incurred costs for employee representatives to comply with statutory regulations of €11.4 million in 2005 and €11.2 million in 2004.

	Fully-consolidated		Proportionally
	companies		consolidated companies		BASF Group
Average number of employees	2005	2004	2005	2004	2005	2004
Europe	56,284	59,783	270	252	56,554	60,035
Thereof Germany	45,618	47,830	16	14	45,634	47,844
North America (NAFTA)	9,934	11,002	466	488	10,400	11,490
Asia Pacific	8,732	7,911	1,694	1,912	10,426	9,823
South America, Africa, Middle East	4,827	5,000	—	—	4,827	5,000
BASF Group	79,777	83,696	2,430	2,652	82,207	86,348
Thereof with trainee contracts	2,329	2,549	2	2	2,331	2,551
Thereof with limited-term contracts	1,709	1,738	12	233	1,721	1,971

The number of employees in proportionally consolidated companies is included in the figures above in full. Considered pro rata, the average number of employees in the BASF Group was 80,992 in 2005, and 85,022 in 2004.

The number of employees in 2005 fell primarily due to ongoing measures to improve the efficiency of our sites in Europe and North America. As a result of the acquisition of the electronic chemicals business from Merck KGaA, the number of employees increased by 578 in 2005.

As a result of the sale of the fibers business, 1,214 employees transferred to Honeywell in 2004. The sale of the printing systems resulted in a reduction in the number of employees by 326 in 2005, and 2,029 in 2004.

Subsidiaries

German subsidiaries, which are either joint-stock companies or partnerships make use of the exemptions according to Section 264 (3) and Section 264b of the German Commerical Code. The individual companies are listed in the “List of Shares Held” (see directly below).

List of Shares Held

A list of companies included in the Consolidated Financial Statements as well as a list of all companies in which BASF has a participation has been deposited in the Commercial Register HRB 3000 in Ludwigshafen (Rhine), Germany, as required by the German Commercial Code, Section 313 (2). The List of Shares Held can be obtained as a separate report from BASF Aktiengesellschaft and is available on the Internet at corporate.basf.com/cg_reports.

Statement of compliance according to Section 161 of the German Stock Corporation Act

The statement of compliance with the German Corporate Governance Code according to Section 161 of the German Stock Corporation Act was signed by the Board of Executives and the Supervisory Board. The statement of compliance may be seen on the Internet at corporate.basf.com/governance_e.

13.       Compensation for the Board of Executive Directors and Supervisory Board of BASF Aktiengesellschaft

Compensation for the Board of Executive Directors and Supervisory Board	2005	2004
	(Million €)
Board of Executive Directors’ compensation	15.3	14.0
Thereof fixed payments	5.0	4.8
Thereof performance-related payments	10.3	9.2
Exercise of option rights by the Board of Executive Directors	1.4	0.6
Supervisory Board’s compensation	3.4	2.7
Thereof fixed payments	0.5	0.5
Thereof performance-related payments	2.9	2.2
Total compensation of former members of the Board of Executive Directors and their surviving dependents	5.8	6.0
Exercise of option rights by former members of the Board of Executive Directors and their surviving dependents	2.9	1.3
Pension provisions for former members of the Board of Executive Directors and their surviving dependents.	77.7	69.9
Loans to members of the Board of Executive Directors and the Supervisory Board	—	—
Guarantees to members of the Board of Executive Directors and the Supervisory Board	—	—

Performance-based compensation for Board members is determined based on the return on assets, which corresponds to earnings before tax plus borrowing costs as a percentage of average assets.

In 2005, the members of the Board of Executive Directors were also granted 209,792 options under the BASF stock option program. Together with the options granted in previous years, and reduced by the options already exercised, current and former members of the Board of Executive Directors hold 618,456 options. In 2005, the issue of options resulted in additional personnel costs totaling €6.3 million. Of this amount, €1.4 million was related to options issued in 2005, and €4.9 million to options issued between
1999 and 2004.

In 2005, the exercising of options granted in 1999 resulted in cash payments totaling €1.4 million to members of the Board of Executive Directors, and €2.9 million to previous members or their surviving dependents. Cash payments do not influence personnel costs associated with the issuing of options, as the payments were charged against provisions established for this purpose in previous years. See Note 28 for further details.

The change in pension provisions for former members of the Board of Directors compared to 2004 was largely due to the use of a lower interest rate in the valuation.

14.       Intangible assets

	Marketing,	Product	Know-how,		Internally
	supply and	rights,	patents and		generated	Other
	similar	licenses and	production		intangible	rights and
Developments 2005	rights	trademarks	technology	Goodwill	assets	values*	Total
	(Million €)
Acquisition costs
Balance as of January 1, 2005	708.0	727.3	928.0	1,972.4	272.1	693.4	5,301.2
Changes in scope of consolidation	—	—	0.8	2.2	—	2.7	5.7
Additions	56.7	15.6	63.6	136.6	22.6	40.1	335.2
Disposals	223.6	38.8	28.7	92.6	30.5	72.5	486.7
Transfers	(0.4)	(3.5)	15.9	(44.9)	0.4	88.2	55.7
Exchange differences	7.6	22.7	16.1	164.8	8.0	55.4	274.6

Balance as of December 31, 2005	548.3	723.3	995.7	2,138.5	272.6	807.3	5,485.7

Amortization
Balance as of January 1, 2005	407.9	261.1	579.8	—	143.8	302.0	1,694.6
Changes in scope of consolidation	—	—	0.6		—	0.7	1.3
Additions	70.0	60.3	83.9	—	61.7	92.4	368.3
Disposals	220.5	9.7	19.5	—	30.0	69.6	349.3
Transfers	0.2	—	(0.1)	—	—	(0.6)	(0.5)
Exchange differences	2.8	11.0	7.5	—	3.5	26.9	51.7

Balance as of December 31, 2005	260.4	322.7	652.2	—	179.0	351.8	1,766.1

Net book value as of December 31, 2005	287.9	400.6	343.5	2,138.5	93.6	455.5	3,719.6

* Including licenses on such rights and values

Additions in 2005 primarily related to the acquisition of the electronic chemicals business of Merck KGaA, Darmstadt, Germany, and the Swiss fine chemicals company Orgamol S.A.

Write-downs of €30.4 million in 2005 primarily concerned customer lists. There were no material write-ups.

Concessions for oil and gas production of €59.8 million purchased by companies in the Oil & Gas segment were included under “other rights and values.” The oil and gas concessions allow the production of oil and gas in certain locations and involve obligations to deliver a small portion of the amounts produced to local companies. The rights to produce oil and gas expire at the end of the license period.

The emission rights granted without charge were capitalized in the line “transfers” as “other rights and values.” Their book value on the balance sheet date equates to the acquisition costs of €52.2 million.

	Marketing,	Product	Know-how,		Internally
	supply and	rights,	patents and		generated	Other
	similar	licenses and	production		intangible	rights and
Developments 2004	rights	trademarks	technology	Goodwill	assets	values*	Total
	(Million €)
Acquisition costs
Balance as of January 1, 2004	672.5	728.3	916.3	2,038.3	282.0	714.5	5,351.9
Changes in scope of consolidation	35.0	3.5	3.1	1.2	—	1.6	44.4
Additions	22.1	13.3	11.9	16.6	30.5	46.2	140.6
Disposals	16.5	8.2	50.8	9.2	38.2	51.9	174.8
Transfers	(5.6)	1.7	53.1	(1.9)	—	16.8	64.1
Exchange differences	0.5	(11.3)	(5.6)	(72.6)	(2.2)	(33.8)	(125.0)

Balance as of December 31, 2004	708.0	727.3	928.0	1,972.4	272.1	693.4	5,301.2

Amortization
Balance as of January 1, 2004	300.1	175.5	532.9	—	99.9	268.2	1,376.6
Changes in scope of consolidation	—	—	1.7	—	—	1.0	2.7
Additions	92.7	71.6	88.2	—	78.6	108.3	439.4
Disposals	8.5	9.5	55.2	—	32.8	49.0	155.0
Transfers	23.7	28.9	14.2	—	—	(10.4)	56.4
Exchange differences	(0.1)	(5.4)	(2.0)	—	(1.9)	(16.1)	(25.5)

Balance as of December 31, 2004	407.9	261.1	579.8	—	143.8	302.0	1,694.6

Net book value as of December 31, 2004	300.1	466.2	348.2	1,972.4	128.3	391.4	3,606.6

* Including licenses on such rights and values

Additions in 2004 primarily relate to the acquisition of the polyurethane foams business from Foam Enterprises, Inc., United States.

There were no significant write-downs in 2004. There were no material write-ups.

15.       Property, plant and equipment

				Advance
	Land, land	Machinery	Miscellaneous	payments and
	rights and	and technical	equipment	construction
Developments 2005	buildings	equipment	and fixtures	in progress	Total
	(Million €)
Acquisition costs
Balance as of January 1, 2005	6,475.2	30,238.9	2,596.1	2,132.0	41,442.2
Change in scope of consolidation	8.1	16.3	6.5	5.8	36.7
Additions	234.8	742.8	94.5	1,115.7	2,187.8
Disposals	134.9	581.6	165.8	8.3	890.6
Transfers	240.1	1,831.1	54.4	(2,095.9)	29.7
Exchange differences	274.7	1,285.9	102.9	152.9	1,816.4

Balance as of December 31, 2005	7,098.0	33,533.4	2,688.6	1,302.2	44,622.2

Depreciation
Balance as of January 1, 2005	3,972.5	22,216.5	2,170.8	19.7	28,379.5
Change in scope of consolidation	1.0	5.2	3.8	—	10.0
Additions	198.0	1,674.0	154.9	8.0	2,034.9
Disposals	90.5	521.1	152.9	3.1	767.6
Transfers	42.5	(3.4)	4.2	0.8	44.1
Exchange differences	119.0	732.0	83.4	—	934.4

Balance as of December 31, 2005	4,242.5	24,103.2	2,264.2	25.4	30,635.3

Net book value as of December 31, 2005	2,855.5	9,430.2	424.4	1,276.8	13,986.9

Additions in 2005 primarily include the steam cracker and downstream facilities in Nanjing, China, as well as plants for the Chemicals and Plastics segments in Caojing, China.

Write-downs of €76.5 million in 2005 primarily relate to restructuring measures in the Intermediates division in Asia.

There were no material write-ups in either 2005 or 2004.

				Advance
	Land, land	Machinery	Miscellaneous	payments and
	rights and	and technical	equipment	construction
Developments 2004	buildings	equipment	and fixtures	in progress	Total
	(Million €)
Acquisition costs
Balance as of January 1, 2004	6,567.2	29,775.6	2,762.1	2,173.7	41,278.6
Change in scope of consolidation	26.3	92.7	11.2	22.8	153.0
Additions	55.0	490.1	85.3	1,391.7	2,022.1
Disposals	227.7	692.5	197.4	32.8	1,150.4
Transfers	142.0	1,093.4	3.4	(1,417.5)	(178.7)
Exchange differences	(87.6)	(520.4)	(68.5)	(5.9)	(682.4)

Balance as of December 31, 2004	6,475.2	30,238.9	2,596.1	2,132.0	41,442.2

Depreciation
Balance as of January 1, 2004	3,927.8	21,398.8	2,224.9	4.4	27,555.9
Change in scope of consolidation	8.6	77.9	9.2	—	95.7
Additions	251.6	1,600.9	184.9	15.4	2,052.8
Disposals	172.3	580.0	177.5	0.2	930.0
Transfers	(0.9)	8.0	(21.0)	0.1	(13.8)
Exchange differences	(42.3)	(289.1)	(49.7)	—	(381.1)

Balance as of December 31, 2004	3,972.5	22,216.5	2,170.8	19.7	28,379.5

Net book value as of December 31, 2004	2,502.7	8,022.4	425.3	2,112.3	13,062.7

Additions in 2004 primarily concern the construction of our Verbund site in Nanjing, China.

Write-downs of €111.9 million in 2004 primarily relate to European sites of the Chemicals segment as well as restructuring measures in North America (NAFTA).

16.       Investments accounted for using the equity method and other financial assets

	Investments
	accounted for	Investments	Investments	Shares
	using the	in affiliated	in associated	in other	Long-term
Developments 2005	equity method	companies	companies	participations	securities
	(Million €)
Acquisition cost carried forward
Balance as of January 1, 2005	1,654.5	272.0	86.5	425.7	12.1
Change in scope of consolidation	(9.3)	(11.8)	(7.0)	—	—
Additions	16.4	24.5	12.8	3.7	0.1
Disposals	1,352.1	39.3	0.4	58.8	6.0
Transfers	(9.8)	9.7	(10.6)	52.7	0.5
Exchange differences	—	1.0	1.8	1.1	—

Balance as of December 31, 2005	299.7	256.1	83.1	424.4	6.7

Accumulated valuation adjustments
Balance as of January 1, 2005	554.0	100.0	30.8	20.3	1.4
Change in scope of consolidation	—	0.4	—	—	—
Additions	—	3.4	4.1	8.3	—
Disposals	498.6	10.5	—	—	—
Transfers	—	10.2	(10.6)	—	(0.3)
Exchange differences	—	0.4	—	—	—

Balance as of December 31, 2005	55.4	103.9	24.3	28.6	1.1

Net book value as of December 31, 2005	244.3	152.2	58.8	395.8	5.6

					Investments
					accounted for
		Loans to			using the
		associated			equity method
	Loans to	companies	Other		and other
	affiliated	and participating	loans and	Other financial	financial
Developments 2005	companies	interests	investments	assets	assets
	(Million €)
Acquisition cost carried forward
Balance as of January 1, 2005	196.3	102.1	65.6	1,160.3	2,814.8
Changes in scope of consolidation	—	—	—	(18.8)	(28.1)
Additions	5.3	51.6	11.3	109.3	125.7
Disposals	6.9	21.1	5.5	138.0	1,490.1
Transfers	(55.8)	(7.2)	(20.0)	(30.7)	(40.5)
Exchange differences	0.7	14.7	4.4	23.7	23.7

Balance as of December 31, 2005	139.6	140.1	55.8	1,105.8	1,405.5

Accumulated valuation adjustments
Balance as of January 1, 2005	65.5	—	4.2	222.2	776.2
Changes in scope of consolidation	—	—	—	0.4	0.4
Additions	4.8	2.1	0.7	23.4	23.4
Disposals	(60.9)	—	0.2	(50.2)	448.4
Transfers	(3.7)	—	0.6	(3.8)	(3.8)
Exchange differences	—	—	—	0.4	0.4

Balance as of December 31, 2005	127.5	2.1	5.3	292.8	348.2

Net book value as of December 31, 2005	12.1	138.0	50.5	813.0	1,057.3

Developments 2004	Investments accounted for using the equity method	Investments in affiliated companies	Investments in associated companies	Shares in other participations	Long-term securities
	(Million €)
Acquisition cost carried forward
Balance as of January 1, 2004	1,698.7	357.5	75.2	335.3	14.4
Change in scope of consolidation	(21.3)	(30.2)	—	7.8	—
Additions	9.5	7.7	19.2	2.7	1.2
Disposals	72.0	61.8	—	0.2	3.4
Transfers	39.7	(0.7)	(6.6)	80.7	(0.1)
Exchange differences	(0.1)	(0.5)	(1.3)	(0.6)	—

Balance as of December 31, 2004	1,654.5	272.0	86.5	425.7	12.1

Accumulated valuation adjustments
Balance as of January 1, 2004	—	89.7	19.0	0.1	1.9
Change in scope of consolidation	—	0.2	—	—	—
Additions	554.0	28.6	11.8	20.2	—
Disposals	—	10.7	—	—	—
Transfers	—	(7.6)	—	—	(0.5)
Exchange differences	—	(0.2)	—	—	—

Balance as of December 31, 2004	554.0	100.0	30.8	20.3	1.4

Net book value as of December 31, 2004	1,100.5	172.0	55.7	405.4	10.7

Developments 2004	Loans to affiliated companies	Loans to associated companies and participating interests	Other loans and investments	Other financial assets	Investments accounted for using the equity method and other financial assets
	(Million €)
Acquisition cost carried forward
Balance as of January 1, 2004	127.9	117.0	65.2	1,092.5	2,791.2
Changes in scope of consolidation	(8.3)	—	—	(30.7)	(52.0)
Additions	77.3	13.3	13.1	134.5	144.0
Disposals	1.0	—	—	66.4	138.4
Transfers	0.6	(23.2)	(14.5)	36.2	75.9
Exchange differences	(0.2)	(5.0)	1.8	(5.8)	(5.9)

Balance as of December 31, 2004	196.3	102.1	65.6	1,160.3	2,814.8

Accumulated valuation adjustments
Balance as of January 1, 2004	29.8	—	3.9	144.4	144.4
Changes in scope of consolidation	42.8	—	—	43.0	43.0
Additions	11.0	—	0.7	72.3	626.3
Disposals	—	—	—	10.7	10.7
Transfers	(18.1)	—	(0.3)	(26.5)	(26.5)
Exchange differences	—	—	(0.1)	(0.3)	(0.3)

Balance as of December 31, 2004	65.5	—	4.2	222.2	776.2

Net book value as of December 31, 2004	130.8	102.1	61.4	938.1	2,038.6

Disposals in 2005 within investments accounted for using the equity method relate almost entirely to the sale of our 50% stake in Basell. Additions to investments in affiliated companies in 2005 concern, in particular, BASF Polyurethane Specialties (China) Company Ltd. in the amount of €10.7 million, held by BASF Beteiligungsgesellschaft mbH, and BASF Aktiengesellschaft. The shares in other participations and long-term securities are recorded at market value.

The market values of available-for-sale “long-term securities” and “shares in other participations” as well as the changes of market values recognized in other comprehensive income (OCI) are summarized below:

	2005			2004
	Original acquisition cost	Book / market values	Recognized in OCI	Original acquisition cost	Book / market values	Recognized in OCI
	(Million €)
Shares in funds	4.0	4.0	—	9.7	9.8	0.1
Shares in other participations and securities	221.2	397.4	202.8	277.6	406.3	149.0
Total	225.2	401.4	202.8	287.3	416.1	149.1

The disposal of available-for-sale securities generated proceeds of €6.4 million as well as income of €0.5 million in 2005. The disposal of available-for-sale securities generated income of less than €0.1 million in 2004. The sale of other participations generated proceeds of €65.2 million as well as income of €7.4 million in 2005. Write-downs of €8.3 million in 2005 as well as €20.2 million in 2004 due to impairments of other participations were made.

17.       Inventories

	2005	2004
	(Million €)
Raw materials and factory supplies	1,213.8	1,026.3
Work-in-process, finished goods and merchandise	4,148.5	3,552.3
Advance payments and construction in progress	67.9	66.8
Total	5,430.2	4,645.4

“Work-in-process” and “Finished goods and merchandise” are combined into one item due to the production conditions in the chemical industry.

Construction in progress relates mainly to chemical plants under construction. Total inventory valued at net realizable value was €1,074.3 million in 2005 and €900.0 million in 2004. Inventories were valued using the weighted-average cost method.

18.       Other receivables and other assets

	2005		2004
		Thereof short-term		Thereof short-term
	(Million €)
Receivables from affiliated companies	383.8	383.8	286.0	286.0
Prepaid expenses	136.1	123.0	150.0	132.2
Defined benefit assets	288.3	—	185.5	—
Miscellaneous receivables and other assets	1,302.2	1,079.6	1,984.8	1,714.6
Thereof:
Receivables from associated companies and other
participating interests	55.7	52.1	73.3	73.2
Other assets	1,246.5	1,027.5	1,911.5	1,641.4
Total	2,110.4	1,586.4	2,606.3	2,132.8

Prepaid expenses include pre-payments for operating expenses of €32.9 million in 2005, and €29.3 million in 2004 as well as pre-payments for insurance premiums of €28.0 million in 2005, and €23.2 million in 2004.

Composition of other assets	2005	2004
	(Million €)
Tax refund claims	276.7	244.1
Loans and interest receivables	134.0	187.6
Deferrals from financial derivatives	296.6	935.0
Employee receivables	31.7	36.6
Rents and deposits	55.7	44.7
Insurance claims	12.4	2.9
Receivables from joint venture partners	129.8	36.3
Other	309.6	424.3
Total	1,246.5	1,911.5

Deferrals from financial derivatives decreased primarily due to an increase in exchange rates of the relevant currencies.

Valuation allowances for doubtful accounts	As of January 1, 2005	Additions affecting income	Releases affecting income	Additions not affecting income	Releases not affecting income	Balance as of December 31, 2005
	(Million €)
Accounts receivable, trade	336.3	86.2	87.5	38.4	17.6	355.8
Miscellaneous receivables and other assets	33.0	16.7	4.6	8.0	6.6	46.5
Total	369.3	102.9	92.1	46.4	24.2	402.3

Valuation allowances for doubtful accounts	As of January 1, 2004	Additions affecting income	Releases affecting income	Additions not affecting income	Releases not affecting income	Balance as of December 31, 2004
	(Million €)
Accounts receivable, trade	333.0	81.3	55.8	12.7	34.9	336.3
Miscellaneous receivables and other assets	40.4	16.4	8.7	0.2	15.3	33.0
Total	373.4	97.7	64.5	12.9	50.2	369.3

Additions and releases not affecting income related primarily to changes in scope of consolidation, to translation adjustments and write-offs of receivables previously written down.

Contingent assets in 2005 and 2004 were immaterial.

19.       Marketable securities

“Liquid funds” includes the following marketable securities:

	2005		2004
	Original acquisition cost	Book/ market value	Original acquisition cost	Book/ market value
	(Million €)
Fixed-term, interest-bearing certificates	13.5	13.7	12.4	12.9
Shares	122.0	169.3	156.1	191.5
Other securities	—	—	0.2	0.2
Total	135.5	183.0	168.7	204.6

The sale of short-term securities in 2005 resulted in proceeds of €65.5 million and income of €32.3 million. The sale of short-term securities in 2004 resulted in proceeds of €20.0 million and income of €9.2 million.

Maturities of fixed-term securities

	2005		2004
	Original acquisition cost	Book/ market value	Original acquisition cost	Book/ market value
	(Million €)
Less than 1 year	—	—	—	—
Between 1 and 5 years	13.5	13.7	12.4	12.9
More than 5 years	—	—	—	—
Total	13.5	13.7	12.4	12.9

20.       Capital and reserves

	Conditional capital		Authorized capital
	2005	2004	2005	2004
	(Million €)
January 1	424.0	425.3	500.0	500.0
Conditional capital for the stock option program BOP 1999/2000 and the BOP 2001/2005, decrease due to exercise and expiration of option rights	(12.3)	(1.3)
Cancellation of the prior authorization at the annual meeting on April 29, 2004				(500.0)
Increase due to authorization for the issuance of new shares against cash or contributions in kind at the annual meeting on April 29, 2004				500.0
As of December 31	411.7	424.0	500.0	500.0

Subscribed capital	Outstanding shares	Subscribed capital	Capital reserves
		(Million €)
Outstanding shares as of December 31, 2005	515,059,000	1,318.5	3,100.2
Repurchased shares intended to be cancelled	(680,000)	(1.7)	—
Outstanding shares as disclosed in the financial statements	514,379,000	1,316.8	3,100.2

Share repurchase

The Board of Executive Directors received approval at the Annual Meeting on April 28, 2005, to repurchase BASF’s shares to a maximum amount of 10% of subscribed capital by October 27, 2006. The shares shall be purchased on the stock exchange or through a public purchase offer addressed to all shareholders. If BASF shares are purchased on a stock exchange, the price paid for the shares may not be higher than the highest market price on the buying day and may not be lower than 25% of that market price. In the case of a public purchase offer, the price offered by BASF may be a maximum of 10% higher than the highest market price on the third trading day prior to the publishing of the public purchase offer. This authorization supersedes the validity of the prior authorizations to repurchase BASF shares.

In addition, the Board of Executive Directors has been authorized at the Annual Meeting on April 28, 2005 to purchase shares through the use of put and call options. The price paid for options purchased may not exceed the theoretical value calculated with recognized financial models using the same assumptions, such as strike price, as the options themselves, while the price received for options sold may not fall beneath this value.

In 2005, a total of 26,062,229 shares, or 4.8% of the issued shares, were acquired. The average purchase price was €55.05 per share. A total of 26,182,229 shares were cancelled by December 31, 2005. Thereof were included 800,000 shares that were acquired in 2004. As of the balance sheet date, 680,000 shares of BASF stock were held by BASF. These were acquired for the purpose of cancellation. Therefore, these shares were not capitalized, but rather the subscribed capital is shown net of these shares at December 31, 2005. During 2004, 16,203,000 shares, or 2.9% of the issued shares, were acquired. The average purchase price was €44.79 per share. These were cancelled in 2004 and 2005.

Conditional capital

Of the conditioned capital, €384.0 million serves to fulfill the exercising of warrants related to option bonds. As of December 31, 2005, these option bonds had not been issued. The Board of Executive Directors was authorized at the Annual Meeting on April 26, 2001, to do so until April 1, 2006. An additional €27.4 million is reserved to fulfill stock options granted under the BASF Stock Option Program (BOP) 2001/2005 to the members of the Board of Executive Directors and other senior executives of BASF and its subsidiaries; up to €0.3 million is reserved to fulfill stock options from the Stock Option Program 1999/2000.

Authorized capital

At the Annual Meeting on April 29, 2004, shareholders authorized the Board of Executive Directors, with the approval of the Supervisory Board, to increase subscribed capital by issuing new shares in an amount of up to €500.0 million against cash or contribution in kind through May 1, 2009. The Board of Executive Directors is empowered to decide on the exclusion of shareholders’ subscription rights, for these new shares.

Capital surplus

Capital surplus includes premiums from the issuance of shares, the fair value of warrants attached to option bonds and negative goodwill from the capital consolidation resulting from acquisitions of subsidiaries in exchange for issue of BASF shares at par value.

21.       Retained earnings and other comprehensive income

	2005	2004
	(Million €)
Legal reserves	291.7	258.6
Other retained earnings and profitretained	11,636.3	11,664.5
Retained earnings	11,928.0	11,923.1

The changes in scope of consolidation did not lead to a change in the legal reserves in 2005, but led to a reduction of less than €0.1 million in 2004. Transfers from “other retained earnings and profit retained” increased legal reserves by €33.1 million in 2005, and €15.5 million in 2004. The offsetting of actuarial gains and losses resulted in a reduction of retained earnings by €659.9 million in 2005, and €233.9 million in 2004.

Other comprehensive income

Certain expenses and income have been recorded according to IFRS outside of the income statement. Included among these are translation adjustments, valuation of securities at fair value and changes in the fair value of derivatives held to hedge future cash flows.

Translation adjustments

The difference between the historical exchange rate at the time of acquisition and the rate used to translate the equity of a company as of the balance sheet date is recorded directly in equity and only flows through the income statement when a company is disposed of.

Cash flow hedges

In 2005, the acquisition costs of inventories were reduced by €17.4 million through cashflow hedges. The entry affecting the income statement related to interest expenses.

The total ineffective portion of all fair value changes of derivatives in 2005 affecting the income statement amounted to €3.9 million.

Valuation of securities at fair value

Changes in value of available-for-sale securities are accounted for in equity, without impacting the income statement, until the securities are disposed of. Upon disposal, the changes accumulated in equity are accounted for in the income statement.

22.       Minority interests

Company	Partner	2005 Equity stake	2005	2004 Equity stake	2004
		(%)	Million €	(%)	Million €
WINGAS GmbH, Kassel, Germany	Gazprom-Group, Moscow, Russia	35.0	81.4	35.0	88.1
Yangzi-BASF Styrenics Co. Ltd., Nanjing, China	Yangzi Petrochemical Corp. Ltd., Nanjing, China	40.0	45.3	40.0	49.5
BASF India Ltd., Mumbai, India	Publicly traded shares	47.3	28.4	47.3	23.7
BASF PETRONAS Chemicals Sdn. Bhd., Petaling Jaya, Malaysia	PETRONAS (Petroliam Nasional Bhd.), Kuala Lumpur, Malaysia	40.0	117.2	40.0	97.3
BASF SONATRACH PropanChem S.A., Tarragona, Spain	SONATRACH, Algiers, Algeria	49.0	36.9	49.0	20.6
BASF FINA Petrochemicals Ltd., Port Arthur, Texas	Total Petrochemicals Inc., Houston,Texas	40.0	124.4	40.0	18.1
Other			48.2		31.2
Total			481.8		328.5

23.       Provisions for pensions and similar obligations

In addition to government pension schemes, most employees are entitled to Company pension benefits from either defined contribution or defined benefit plans or both. Benefits generally depend on years of service, contribution or compensation and consider the legal, fiscal and economic conditions of the countries where companies are located. To control the risks of changing conditions in the capital markets, as well the increasing life expectancies, employees will be increasingly offered defined contribution plans in the future.

For BASF Aktiengesellschaft and other German subsidiaries, a basic level of benefits is provided by the legally independent funded plan, BASF Pensionskasse VVaG, which is financed by contributions of employees and the Company and the returns on its assets. Mid-2004, the defined benefit plan of BASF Pensionskasse VVaG, was closed, and a new defined contribution plan was introduced. To fulfill legal solvency obligations (Section 53c VAG), a contribution of €135.5 million was made to the BASF Pensionskasse in 2005, which did not flow through the income statement.

Additional employee pension commitments at German Group companies were previously unfunded. In December 2005, BASF established a Contractual Trust Arrangement (CTA), BASF Pensionstreuhand e.V., and contributed liquid funds of €3,660 million to finance employee pension commitments of BASF Aktiengesellschaft. The funds are administered by this trustee and serve exclusively to finance the pension obligations of BASF Aktiengesellschaft. Since the contributed funds are classified as plan assets according to IAS 19, they are netted against existing pension provisions.

In the case of non-German subsidiaries, pension entitlements are covered in some cases by pension provisions, but mainly by external insurance companies or pension funds.

The measurement date for most of the pension plans is December 31 of the reporting period. The most recent actuarial mortality tables are used.

The valuation using the projected unit credit method per IAS 19 was carried out under the following average assumptions:

	Germany		Foreign
Assumptions used to determine the defined benefit obligation (weighted average)	(in%)		(in%)
	2005	2004	2005	2004
Interest rate	4.25	5.25	5.18	5.58
Projected increase of wages and salaries	2.50	2.50	4.55	3.80
Projected pension increase	1.50	1.50	0.51	0.51

	Germany		Foreign
Assumptions used to determine expenses for pension benefit (weighted average)	(in%)		(in%)
	2005	2004	2005	2004
Interest rate	5.25	5.75	5.58	5.93
Projected increase of wages and salaries	2.50	2.50	3.80	3.88
Projected pension increase	1.50	1.50	0.51	0.60
Expected return on plan assets	5.16	6.25	8.21	8.39

Similar obligations refer to commitments by BASF’s North American Group companies to provide for the costs of medical and life insurance benefits for employees and eligible dependents after retirement. They are based upon an actuarial valuation, considering the future cost trend and a discount rate of 5.5%.

The assumptions regarding the overall expected long-term rate of return are based on forecasts of expected individual asset class returns and the desired portfolio structure. The forecasts are based on long-term historical average returns and take the current yield level and the inflation trend into consideration. Due to yet lower interest rates and the expectations of lower future inflation rates, the long-term expected return on debt securities has been lowered, compared with the prior year.

The portfolio structure of the pension plan assets is as follows:

Asset class	Average target allocation	Plan assets
	(in%)	(in%)
	2006	2005	2004
Equities	36	31	45
Debt securities	55	30	48
Real estate	6	3	5
Other	3	36	2
Total	100	100	100

The high percentage of assets under “other” in 2005 is due to the inclusion of BASF Pensionstreuhand e.V. for the first time. Funds contributed in December 2005 were first placed in cash, and will be invested according to the target allocation in 2006.

The target asset allocation has been defined using asset liability studies and is reviewed regularly. This ensures that plan assets are aligned with plan liabilities. The current portfolio structure is generally oriented towards the target asset allocation. In addition, current market views are taken into consideration. In order to mitigate investment risks and to benefit from a large number of return sources, individual investments are globally diversified.

Development of the defined benefit obligation	2005	2004
	(Million €)
Defined benefit obligation as of January 1	9,814.1	9,220.3
Service cost	192.7	185.9
Interest cost	527.4	528.6
Benefits paid	(566.0)	(589.2)
Participants’ contributions	39.3	40.5
Change in actuarial assumptions	1,530.4	521.2
Settlements and other changes	77.2	30.5
Exchange rate changes	292.4	(123.7)
Defined benefit obligation as of December 31	11,907.5	9,814.1

Development of plan assets	2005	2004
	(Million €)
Plan assets as of January 1	6,204.3	5,952.4
Expected return on plan assets	421.7	409.6
Difference between expected and actual returns	438.4	192.8
Employer contributions	244.5	99.8
One-time contribution to fund the CTA by BASF Aktiengesellschaft	3,660.0	—
Participants’ contributions	39.3	40.5
Benefits paid	(336.2)	(344.6)
Exchange rate changes	254.2	(110.7)
Other changes	89.0	(35.5)
Plan assets as of December 31	11,015.2	6,204.3

The pension funds held securities issued by BASF Group companies, whose total market value amounted to €13.4 million on December 31, 2005 (2004: €8.6 million). The market value of rental properties held by BASF pension funds rented to BASF Group companies amounted to €43.8 million as of December 31, 2005 (2004: €43.8 million). No material transactions took place between the pension funds and BASF Group companies or related companies in 2005 and in 2004.

The pension provisions were as follows:

Reconciliation of the defined benefit obligation to the pension provisions	2005	2004
	(Million €)
Defined benefit obligation as of December 31	11,907.5	9,814.1
Less plan assets as of December 31	11,015.2	6,204.3
Funded status	892.3	3,609.8
Unrecognized past service cost	(2.7)	(3.5)
Asset ceiling in accordance with IAS 19.58	1.9	—
Capitalized defined benefit asset	288.3	185.5
Provisions for pensions	1,179.8	3,791.8
Provisions for similar obligations	366.8	332.3
Provisions for pensions and similar obligations	1,546.6	4,124.1

Actuarial gains and losses are charged directly against retained earnings in the reporting period they occur. Expenses from past service costs are amortized over the average service period of the entitled employees until the benefits become vested.

€1,075.9 million and €364.5 million in actuarial losses were charged outside of income and profit to retained earnings in 2005 and 2004 respectively. Since the introduction of this accounting policy, a total of €1,440.4 million has been charged against retained earnings, not taking deferred taxes into account.

The current funding situation of the defined benefit obligation is disclosed in the following table:

Current funding situation	2005		2004
	DBO	Plan assets	DBO	Plan assets
	(Million €)
Unfunded pension plans	606.3	—	3,638.5	—
Partially funded pension plans	7,299.2	6,758.5	1,853.0	1,687.7
Total of pension plans that are not fully funded	7,905.5	6,758.5	5,491.5	1,687.7
Fully funded pension plans	4,002.0	4,256.7	4,322.6	4,516.6
Total	11,907.5	11,015.2	9,814.1	6,204.3

Due to rising DBOs, the pension liabilities exceeded plan assets for the first time in 2005 for several pension plans leading to their inclusion in the partially funded plan category.

The following overview shows the differences between the actuarial assumptions and the actual development relating to the DBO and the plan assets.

Differences between actuarial assumptions and the actual development	2005	2004
	(Million €)
Defined benefit obligation	11,907.5	9,814.1
Thereof impact of experience adjustments	19.5	22.6
Plan assets	11,015.2	6,204.3
Thereof impact of experience adjustments	438.4	192.8
Funded status	892.3	3,609.8

Expected payments resulting from pension obligations existing as of December 31, 2005	Million €

2006	570.1
2007	586.0
2008	591.6
2009	602.9
2010	633.3
2011 through 2015	3,362.3

Composition of expenses for pension benefits	2005	2004
	(Million €)
Service cost	192.7	185.9
Amortization of past service cost	1.9	6.0
Settlement gains/losses	(3.6)	(10.2)
Expenses for similar obligations	0.1	—
Expenses for defined benefit plans charged to income from operations.	191.1	181.7
Interest cost	527.4	528.6
Expected return on plan assets	(421.7)	(409.6)
Expenses for similar obligations	15.1	15.8
Expenses for defined benefit plans charged to financial result	120.8	134.8
Expenses for defined contribution plans	51.7	45.7
Expenses for pension benefits	363.6	362.2

The estimated contribution payments for defined benefit plans for 2006 are €119.6 million.

In addition, contributions to public pension plans amounted to €317.7 million in 2005 and €307.6 million in 2004.

24.       Other provisions

	2005		2004
		Thereof		Thereof
	Total	short-term	Total	short-term
	(Million €)
Recultivation obligations	589.4	0.2	534.8	0.2
Environmental protection and remediation costs	252.9	63.8	203.9	38.8
Personnel costs	1,599.2	929.0	1,473.1	842.9
Sales and purchase risks	919.0	917.0	758.7	757.4
Integration, shutdown and restructuring costs	266.3	241.8	324.3	316.9
Legal, damage claims, guarantees and related commitments	446.9	238.3	425.6	141.0
Other	1,480.0	372.4	1,019.4	266.9
Total	5,553.7	2,762.5	4,739.8	2,364.1

Recultivation obligations concern estimated costs for the filling of wells and the removal of production equipment after the end of production.

Environmental protection and remediation costs concern expected costs for rehabilitating contaminated sites, recultivating landfills, removal of environmental contamination at existing production or storage sites, and other measures.

Personnel cost provisions include obligations to grant long-time service bonuses and anniversary payments, variable compensation including related social security contributions and other accruals as well as provisions for early retirement and short-working programs for employees nearing retirement. Most German BASF companies have various programs that entitle employees who are at least 55 years old to reduce their working hours to 50% for up to six years. Under such arrangements, employees generally work full time during the first half of the transition period and leave the Company at the start of the second period. Employees receive a minimum 85% of their net salary throughout the transition period.

Sales and purchase risks provisions include warranties, product liability, customer rebates, payment discounts and other price reductions, sales commissions and provisions for expected losses on committed purchases or similar obligations.

Integration, shutdown and restructuring costs provisions include severance payments to employees as well as specific site shutdown or restructuring costs, including the costs for demolition and similar measures.

Additions in 2005 and in 2004 consisted primarily of personnel measures at the Ludwigshafen site. Additions in 2005 also concern restructuring measures in the NAFTA region.

Expenses in 2005 include restructuring expenses within the Agricultural Products and Nutrition segment.

Amounts paid in 2005 and 2004 are related to the execution of restructuring measures initiated in the prior year.

Provisions for guarantees, damage claims, legal and related commitments are recorded for the expected cost of outstanding litigation and claims of third parties, including regulatory authorities, other guarantees and warranties for antitrust proceedings. The significant proceedings are described in Note 27.

Other also includes long-term tax provisions. These relate to amounts accrued for expected tax payments as well as risks associated with tax audits.

Provisions developed as follows:

	January 1, 2005	Additions	Interest compounding	Utilization	Releases	Other changes	December 31, 2005
	(Million €)
Recultivation obligations	534.8	54.0	18.7	(8.4)	(11.4)	1.7	589.4
Environmental protection and remediation costs	203.9	68.9	2.4	(28.0)	(4.6)	10.3	252.9
Personnel costs	1,473.1	905.3	16.6	(784.4)	(36.2)	24.8	1,599.2
Sales and purchase risks	758.7	1,363.8	—	(1,157.1)	(96.6)	50.2	919.0
Integration, shutdown and restructuring costs	324.3	161.1	0.3	(202.7)	(20.4)	3.7	266.3
Legal, damage claims, guarantees and related commitments	425.6	107.1	11.4	(94.8)	(28.8)	26.4	446.9
Other	1,019.4	914.0	0.6	(418.5)	(56.8)	21.3	1,480.0
Total	4,739.8	3,574.2	50.0	(2,693.9)	(254.8)	138.4	5,553.7

25.       Liabilities

Financial indebtedness	2005	2004
	(Million €)
3.5% Euro Bond 2003/2010 of BASF Aktiengesellschaft	994.8	993.5
3.375% Euro Bond 2005/2012 of BASF Aktiengesellschaft	1,396.0	—
5.75% Euro Bond 2000/2005 of BASF Aktiengesellschaft	—	1,249.0
Other bonds	308.9	267.3
Commercial paper	—	7.6
Bonds and other liabilities to the capital market	2,699.7	2,517.4
Liabilities to credit institutions	1,241.3	780.0
Total	3,941.0	3,297.4

Financial liabilities are denominated predominantly in the following currencies:

	2005	2004
	(Million €)
U.S. dollar	718.9	540.2
Euro	2,631.9	2,368.8
Malaysian ringgit	16.3	17.7
Korean won	9.3	16.8
Chinese renminbi	529.1	276.3
Other	35.5	77.6
Total	3,941.0	3,297.4

The weighted-average interest rate on short-term borrowings was 4.7% on December 31, 2005 (2004: 4.2%). Financial liabilities have the following maturities as of December 31, 2005:

Million
2006	259.3
2007	12.3
2008	97.8
2009	45.7
2010	1.041.3
2011 and thereafter	2.484.6
Total	3.941.0

The 3.375% Euro Bond 2005/2012 of BASF Aktiengesellschaft was issued in May 2005 in the amount of €1,400 million and matures in May 2012. The effective interest rate of this bond is 3.42%. The 3.5 % Euro Benchmark Bond 2003/2010 of BASF Aktiengesellschaft was issued in June 2003 in the amount of €1,000 million. The effective interest rate of this bond is 3.63%. The 5.75% Euro Bond 2000/2005 of BASF Aktiengesellschaft was repaid in July of 2005. The effective interest rate of this bond was 5.92%. Interest payments of both currently outstanding bonds is due annually in arrears.

“Other bonds” consist primarily of industrial revenue and pollution control bonds that are used to finance investments in the United States. Both the weighted-average interest rate and the weighted-average effective interest rate of these bonds was 2.7% in 2005, and 1.5% in 2004. The average maturity amounted to 317 months as of December 31, 2005.

Liabilities to credit institutions

Liabilities to credit institutions relate to a large number of different credit institutions in various countries. Liabilities to credit institutions denominated in ringgit, won und renminbi result from the local financing of investments in Malaysia, Korea and China.

BASF Aktiengesellschaft had committed and unused credit lines with variable interest rates of €2,119.2 million as of December 31, 2005, and €1,835.4 million as of December 31, 2004. Additional uncommitted credit lines of BASF Aktiengesellschaft amounted to €227.0 million as of December 31, 2005, and €227.0 million as of December 31, 2004.

Other liabilities	2005		2004
		Thereof		Thereof
		short-term		short-term
	(Million €)
Advances received on account of orders	121.3	121.3	109.8	109.4
Liabilities on bills	47.5	45.0	70.1	70.1
Liabilities to companies in which participations are held	333.1	268.2	362.5	259.4
Liabilities relating to social security	174.1	174.0	155.0	155.0
Non-trade liabilities to joint venture partners	683.0	116.9	687.6	119.8
Liabilities arising from deferrals from financial derivatives	185.4	154.0	83.7	70.3
Liabilities arising from financing leases	117.5	15.9	24.6	6.9
Miscellaneous liabilities	814.6	717.0	876.0	736.2
Total	2,476.5	1,612.3	2,369.3	1,527.1
Deferred income	265.3	86.7	350.9	114.3
Other liabilities	2,741.8	1,699.0	2,720.2	1,641.4

Liabilities to companies in which participations are held include the portion of liabilities that are not eliminated to jointly owned companies accounted for using the proportional consolidation method of €80.0 million as of December 31, 2005, and €31.6 million as of December 31, 2004. Further liabilities relating to associated companies accounted for using the equity or cost method were €253.1 million as of December 31, 2005, and €330.9 million as of December 31, 2004.

Maturities of liabilities	2005			2004
	Less than 1 year	1-5 years	More than 5 years	Less than 1 year	1-5 years	More than 5 years
	(Million €)
Bonds and other liabilities to the capital market	—	1,009.0	1,690.7	1,256.5	2.5	1,258.4
Liabilities to credit institutions	259.3	188.0	794.0	196.3	82.6	501.1
Accounts payable, trade	2,777.0	—	—	2,371.5	—	—
Liabilities to affiliated companies	187.7	1.0	63.9	227.2	67.1	36.0
Advances received on account of orders	121.3	—	—	109.4	0.4	—
Liabilities on bills	45.0	2.5	—	70.1	—	—
Liabilities to associated companies	80.5	—	—	32.2	—	—
Miscellaneous liabilities	1,264.5	427.2	548.2	1,202.5	517.4	457.9
Total	4,735.3	1,627.7	3,096.8	5,465.7	670.0	2,253.4

Leasing liabilities are shown in detail in Note 30.

Collateralized liabilities and contingent liabilities are shown below.

Secured liabilities and contingent liabilities	2005	2004
	(Million €)
Liabilities to credit institutions	4.2	4.3
Other liabilities	7.1	7.3
Contingent liabilities	—	—
Total	11.3	11.6

Certain liabilities are collateralized with mortgages or securities. In addition, BASF Aktiengesellschaft has given covenants in favor of BASF Pensionskasse VVaG with regard to adhering to certain balance sheet ratios and to forgo encumbering property as security for creditors.

26.       Contingent liabilities and other financial obligations

The contingencies listed below are stated at nominal value.

Contingent liabilities	2005	2004
	(Million €)
Bills of exchange	8.9	10.3
Thereof to affiliated companies	0.3	0.2
Guarantees	330.8	248.2
Thereof to affiliated companies	50.6	7.8
Warranties	93.8	69.6
Granting collateral on behalf of third-party liabilities	12.7	13.0
Total	446.2	341.1

Other financial obligations	2005	2004
	(Million €)
Remaining cost of construction in progress	1,927.8	1,700.7
Thereof purchase commitment	692.2	378.6
Thereof for the purchase of intangible assets	2.2	—
Obligation arising from long-term leases (excluding financing leases)	827.4	812.4
Payment and loan commitments and other financial obligations	92.4	15.9
Total	2,847.6	2,529.0

Obligations from long-term rental and lease contracts (not financing leases) as of December 31, 2005 are due as follows:

(Million €)
2006	171.9
2007	137.6
2008	103.0
2009	83.5
2010	67.4
2011 and thereafter	264.0
Total	827.4

Property, plant and equipment held under long-term leases primarily concern buildings and computer infrastructure. Leasing obligations are explained further in Note 30.

Purchase commitments for raw materials and natural gas from long-term contracts

The Company has entered into long-term purchase contracts for natural gas, the vast majority of which are coupled with long-term supply contracts to customers. In addition, the Company purchases raw materials globally, both on the basis of long-term contracts and in spot markets. In general, such commitments are at prices that are regularly adjusted to market conditions. The fixed and determinable portions of long-term purchase contracts with a remaining term of more than one year as of December 31, 2005, are as follows:

(Million €)
2006	9,934.1
2007	6,316.0
2008	4,814.0
2009	4,193.4
2010	3,413.8
2011 and thereafter	32,245.3
Total	60,916.6

See note 2 for information regarding announced acquisitions and divestitures.

27.       Risks from litigation and claims

Antitrust Claims Relating to Vitamins

On November 21, 2001, the European Commission imposed a fine of €296.2 million against BASF Aktiengesellschaft in connection with certain violations of antitrust laws relating to the sale of vitamin products in Europe between 1989 and early 1999. On December 9, 2004, the European Commission imposed an additional fine of €35 million for violations of certain antitrust laws relating to the sale of vitamin B4 (choline chloride) in the mid-1990s. BASF has appealed against both decisions. Further proceedings are still pending in Brazil and Australia.

A few State court lawsuits on behalf of indirect purchasers are still pending in the United States in connection with said antitrust law violations. Further claims for damages have been filed in the United Kingdom. A class action filed in Australia has been settled, with court approval still outstanding.

For these proceedings, the company has established provisions that it anticipates to be sufficient.

BASF Aktiengesellschaft has been named as a defendant in Empagran S.A. v. F. Hoffmann-LaRoche, Ltd, et al., a federal class action filed in the U.S. District Court for the District of Columbia purportedly on behalf of all persons who purchased vitamins from the defendants outside the United States between January 1, 1988 and February 1999. The Empagran complaint alleges that the plaintiffs were overcharged on their vitamins purchases as the result of a worldwide conspiracy among the defendants to fix vitamin prices. By decision dated June 7, 2001, the District Court for the District of Columbia dismissed the Empagran complaint for lack of subject matter jurisdiction. On January 17, 2003, a divided panel of the United States Court of Appeals for the District of Columbia Circuit reversed the District Court’s ruling. The Court of Appeals held that the United States antitrust laws permit the assertion of federal subject matter jurisdiction over claims by foreign purchasers based on purchases made and purported damages felt outside the United States.

BASF Aktiengesellschaft and the other defendants petitioned for a Writ of Certiorari to the United States Supreme Court. The Supreme Court granted the petition, and on June 14, 2004, vacated the Court of Appeals’ ruling and remanded the case to the Court of Appeals by an 8-0 decision. On June 28, 2005, the Court of Appeals, on remand, ruled that plaintiffs’ alleged link between foreign injury and domestic effects was legally insufficient to trigger jurisdiction under the Sherman Act and therefore affirmed the district court’s dismissal of the action. On October 26, 2005, plaintiffs filed a new petition for a writ of certiorari to the U.S. Supreme Court. The Supreme Court has denied plaintiffs’ petition, which BASF and the other defendants have opposed, on January 6, 2006. The proceedings are, therefore, terminated and the case is finally dismissed.

Meridia Class Actions against BASF Corporation and BASF Aktiengesellschaft

In various class actions in the United States, Knoll Pharmaceutical Corporation (KPC) and BASF Corporation (and in two cases BASF Aktiengesellschaft) as well as Abbott Laboratories, Inc., and Glaxo Wellcome were sued for an unknown amount of damages as well as for the reimbursement of costs for preventive medical check-ups. The claims are based on the alleged hazardousness, alleged insufficient trials, and failures during the regulatory approval process of Meridia® (trade name of the obesity drug sibutramine). Both actions against BASF Aktiengesellschaft have been dropped or dismissed. The claims against BASF Corporation have similarily been voluntarily dismissed. All cases have now been settled, with payment made by Abbott Laboratories which acquired KPC from BASF.

Additional Proceedings

The Supreme Court of Minnesota in its decision dated February 19, 2004, upheld a jury verdict against BASF Corporation in an amount of $52 million (with interest now totaling $60 million). The court held that the sale of the plant protection products Poast® and Poast Plus® at different sales prices violated consumer protection laws. BASF believes that different sales prices are justified because the products are based on different patented formulas and also must be sold as different products under relevant EPA regulations.

BASF filed a petition for a Writ of Certiorari seeking review by the United States Supreme Court. BASF’s petition was granted, and the case was remanded to the Minnesota Supreme Court for reconsideration of its prior opinion in light of an intervening U.S. Supreme Court ruling in another case. The Court’s new ruling is expected during the first quarter of 2006.

In 2005, class action lawsuits against BASF Aktiengesellschaft and BASF Corporation had been filed at U.S. courts. It was alleged that sales of urethanes and “urethanes products” had violated antitrust laws. BASF will vigorously defend those lawsuits.

In August 2005, the European Commission issued Statements of Objections against several European producers of methacrylates and polymethacrylates for alleged anticompetitive behavior between 1995 and 2000, inter alia against BASF Aktiengesellschaft. Although the evidence induced by the Commission against the company is considered weak, a fine against the company cannot be excluded. Therefore, the company has established provisions for the costs of this proceeding that it anticipates to be sufficient.

28.       Stock-based compensation

BASF stock option program (BOP)

In 2005, BASF continued the BASF stock option program (BOP) for senior executives of the company worldwide. This program has existed since 1999. Approximately 1,000 senior executives, including the Board of Executive Directors, are currently entitled to participate in this program.

To participate in the stock option program, each participant must hold as a personal investment BASF shares in the amount of 10% to 30% of his or her individual variable compensation. The number of shares is determined by the amount of variable compensation designated by the participant and the weighted-average market price quotation for BASF shares on the first business day after the annual meeting, which was €50.03 on April 29, 2005 (base price).

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

Right B may be exercised if the cumulative percentage performance of BASF shares exceeds (relative threshold) the percentage performance of the MSCI World Chemicals IndexSM (MSCI Chemicals). The value of right B will be the base price of the option multiplied by twice the percentage outperformance of BASF shares compared to the MSCI Chemicals index on the exercise date. Shares of the individual investment must be held for at least two years following the granting of the options.

The options were granted on July 1, 2005 and may be exercised following a two-year vesting period, between July 1, 2007 and June 30, 2013. During the exercise period, it is not possible to exercise options during certain periods (closed periods). Each option right may only be exercised if the performance targets are achieved and may only be exercised once, meaning that if only one performance target is met and that option is exercised, the other option right expires. The maximum gain for a participant from the BOP program is limited to 10 times the original individual investment and will be principally settled in cash.

The stock option programs BOP 1999 to BOP 2004 were structured in a similar way to the BOP 2005 program. To participate in the BOP program, each participant must hold BASF shares in the amount of 10% to 30% of his or her individual variable compensation (BOP 2001 – 2004) or must make an individual investment in BASF shares in the amount of 10% to 30% of his or her individual variable compensation that is used to purchase BASF shares at the market price on the first business day after the Annual Meeting (BOP 1999 and 2000). The options may be exercised following a vesting period of two years (BOP 2001– 2004) or three years (BOP 1999 and 2000).

The benchmark index used to determine the value of right B for BOP 1999 and 2000 is the Dow Jones EURO STOXXSM Total Return Index (EURO STOXXSM). This was replaced by the Dow Jones Chemicals Total Return Index (DJ Chemicals) between 2001 and 2004, and starting in 2005 by the MSCI Chemicals.

The MSCI Chemicals is a global industry index for the chemical industry that measures the performance of the companies contained within it in their respective local currencies, which significantly reduces currency effects.

Details on the fair value and the number of options issued are described below.

Fair value and parameters used as of December 31, 2005 (1)	Program years
	BASF stock option
	program
	2005	2004
Fair value	€ 26.44	€ 35.73
Dividend yield of BASF shares	2.63%	2.63%
Risk free interest rate	3.22%	3.17%
Volatility of BASF shares	26.26%	24.66%
Volatility index (2)	17.29%	15.58%
Correlation BASF quotation: index (2)	85.05%	68.74%

(1)   It is assumed that the options will be exercised, based upon the potential gains.

(2)   2005: MSCI Chemicals; 2004: DJ Chemicals

The values for volatility were determined on the basis of the monthly closing prices over a historical period corresponding to the remaining exercise term.

Options outstanding	2005		2004
	Weighted-average	Options	Weighted-average	Options
	base price (€)	(Number)	base price (€)	(Number)
Options outstanding as of January 1	43.64	4,643,465	43.99	3,833,959
Options granted	50.03	1,807,800	42.73	1,115,964
Options expired and forfeited (1)	43.79	66,950	43.15	64,464
Options exercised	43.36	983,706	45.02	241,994
Options outstanding as of December 31	45.83	5,400,609	43.64	4,643,465
Thereof exercisable options	44.16	2,493,669	45.46	312,181

(1)   Option rights lapse if the option holders no longer work for BASF or have sold part of their individual investment before the two-year holding period. They remain valid in the case of retirement.

The weighted-average maturity of the outstanding options was 5.86 years on December 31, 2005 and 5.70 years on December 31, 2004. The base prices were within a range of €38.94 to €50.03 in 2005, and €38.94 to €47.87 in 2004.

Because of a resolution by the Board of Executive Directors and the Supervisory Board in 2002, to settle stock options in cash, options outstanding as of December 31, 2005 are valued with the fair value as of the balance sheet date. This amount is accrued as a provision over the respective vesting period. An amount of €48.5 million was charged to income in 2005, and €36.4 million was charged to income in 2004. Previously accrued provisions were increased from €81.8 million on December 31, 2004 to €101.0 million on December 31, 2005. The total intrinsic value of exercisable options amounted to €51.2 million on December 31, 2005 and €2.4 million on December 31, 2004.

BASF “plus” incentive share program

In 1999, BASF started an incentive share program called “plus” for all eligible employees except the senior executives entitled to participate in the BOP. Currently, employees of German and of various European and Mexican subsidiaries are entitled to participate in the program. Each participant must make an individual investment in BASF shares from his or her variable compensation. For each 10 BASF shares purchased in the program, a participant receives one BASF share at no cost after one, three, five, seven and 10 years of holding the BASF shares. The first 10 shares entitle the participant to receive one BASF share at no extra cost for each year for the next 10 years.  The right to receive free BASF shares expires if a participant sells the individual investment in BASF shares, if the participant stops working for the Company or one year after retirement. Details on the incentive share program are described below.

Number of shares held under the program	2005	2004
Number of shares held as individual investment as of January 1	2,405,230	2,091,400
Number of shares added to the individual investment	565,000	468,320
Number of subscription rights lapsed	175,100	154,490
Number of shares held as individual investment as of December 31	2,795,130	2,405,230

The free shares to be provided by the company are valued at the fair value of the grant date. Fair value is determined on the basis of the stock price of BASF shares, taking into account the present value of dividends, which are not paid during the term of the program. The weighted-average fair value at grant date amounted to €39.57 for the program in 2005 and €32.44 for the program in 2004.

The fair value of the free shares to be granted is booked through the income statement against capital surplus over the period until the shares are issued.

Provisions for the costs for the 1999 – 2002 program continue to be accrued proportionally on the basis of the BASF closing stock price.

Compensation cost of €12.2 million was recorded in 2005 and €10.4 million in 2004 for the employee stock program.

29.       Derivatives and other financial instruments

The use of derivative instruments

The Company is exposed to foreign currency, interest rate, and commodity price risks during the normal course of business. These risks are hedged through a centrally determined strategy, with the use of derivative instruments. In addition, derivative instruments are used to replace transactions in original financial instruments, such as shares or fixed-interest securities. Derivative instruments are only used if they have a corresponding underlying position or planned transaction arising from the operating business, cash investments, financing or planned sales. The leverage effect that can be achieved with derivatives is deliberately not used. The derivative instruments held by the Company are not held for the purpose of trading.

Where derivatives have a positive market value, the Company is exposed to credit risks in the event of non-performance of their counterparts. This credit risk is minimized by trading contracts exclusively with major creditworthy financial institutions and partners, within pre-defined credit limits.

To ensure efficient risk management, market risks are centralized at BASF Aktiengesellschaft, except when certain subsidiaries have been authorized to conclude derivative contracts under the principles mentioned above. Contracting and execution of these instruments is performed according to internal guidelines, and complies with rigorous control mechanisms.

The risks arising from changes in exchange rates, interest rates, and prices as a result of the underlying transactions and the derivative transactions concluded to hedge them are monitored constantly. The same is true of the derivative instruments, which are used to replace transactions in original financial instruments.

Financial risks

Foreign currency risk: Changes in foreign exchange rates could lead to a decline in value in financial instruments. Foreign currency risks are especially prevalent in accounts payable and receivable that are not denominated in the local currency of BASF Group companies, or for future foreign currency transactions.

To hedge the exchange rate risk against the U.S. dollar, the British pound, the Brazilian real, and the Korean won, foreign exchange forward contracts, combined interest and currency swaps; and currency options are used.

Default risk: This is the risk that the counterparties do not fulfill their contractual obligations. The book value of all financial assets plus the nominal value of contingent assets excluding contingent liabilities represents the maximal default risk.

Due to the global activities and diversified customer structure of the BASF Group, there is no significant concentration of default risk.

Interest rate risk: Interest rate risks result from changes in prevailing interest rates, which can cause a change in the present value of fixed rate instruments, as well as a change in the interest payments of variable rate instruments. To hedge this risk, and in particular to hedge the risk for loans to Group companies, interest rate swaps, and combined interest and currency swaps are used. These risks are relevant in the case of investments and financial obligations but are not of material significance on the operating side.

Book value of interest-	December 31, 2005		December 31, 2004
bearing financial instruments	Fixed interest rate	Variable interest rate	Fixed interest rate	Variable interest rate
	(Million €)
Loans	195.6	5.1	217.6	76.7
Securities	13.7	—	12.8	—
Financial indebtedness	2,831.3	1,109.7	2,520.8	776.6

Fair value of financial instruments

The fair value of a financial instrument is the price at which the instrument could be exchanged between willing parties. When pricing on an active market is available, for example a stock exchange, this price is used. In other cases a valuation is based on an internal valuation model, using current market parameters. Commonly used techniques include net present value and option pricing models. The fair value of financial debts is determined on the basis of interbank interest rates.

For trade accounts receivable, liquid funds and other assets, trade accounts payable and other liabilities, the book value of short-term items approximates the fair value.

Contained within “other financial assets” are participations that are not traded on an active market and whose net present value could not be reliably determined. These are therefore valued at acquisition cost. The book value of these participations amounts to €606.8 million on December 31, 2005, and €633.1 million on December 31, 2004. The book value of financial indebtedness amounted to €3,941.0 million in 2005 and €3,297.4 million in 2004. The market value of financial indebtedness amounted to €3,963.4 million in 2005 and €3,334.2 million in 2004. The difference between book and market values resulted primarily due to changes in market interest rates.

	Nominal value as of December 31		Market value as of December 31
Derivative instruments at market value	2005	2004	2005	2004
	(Million €)
Foreign currency forward contracts	5,675.5	5,265.3	35.1	541.1
Currency options	3,407.3	2,122.1	(33.5)	66.9
Foreign currency derivatives	9,082.8	7,387.4	1.6	608.0
Interest swaps	199.1	908.9	(2.4)	(43.8)
Combined interest and currency swaps	1,438.5	2,108.0	127.8	308.9
Interest derivatives	1,637.6	3,016.9	125.4	265.1
Commodity derivatives/Other derivatives	873.7	355.5	(15.8)	(21.8)

Foreign currency forward contracts generally mature within one year.

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

Positive fair values of derivatives are contained within the item other receivables in the amount of €296.6 million in 2005 and €935.0 million in 2004. Negative fair values in the amount of €185.4 million in 2005 and €83.7 million in 2004 are shown under other liabilities.

Commodity derivatives in the amount of €4.4 million are used in line with cash flow hedge accounting to hedge prices for raw material prices, e.g., naphtha. The hedged raw-material inflows will most likely impact the cash-flow and income statement in 2006.

30.       Leasing

Leased assets

Property, plant and equipment include those assets that are considered to be economically owned through a financing lease. They primarily concern the following items:

	December 31, 2005
Leased Assets	Acquisition cost	Net book value
	(Million €)
Land, land rights and building, incl. buildings on land owned by others	78.9	63.0
Machinery and technical equipment	114.6	65.3
Miscellaneous equipment and fixtures	83.5	28.0
Advance payments and construction in progress	—	—
Total	277.0	156.3

	Minimum leasing
Liabilities from financing leases	payments	Interest portion	Leasing liability
	(Million €)
2006	22.9	7.0	15.9
2007	20.6	6.6	14.0
2008	18.7	6.2	12.5
2009	17.0	5.8	11.2
2010	17.7	5.4	12.3
2011 and thereafter	77.5	25.9	51.6
Total	174.4	56.9	117.5

In the current year, less than €0.1 million in additional lease payments were booked to the minimum lease expense (through the income statement) due to contractual obligations. Offsetting these leasing liabilities, expected minimum lease payments from sub-lessees amounted to €0.1 million.

In addition, BASF is a lessee in operating leases. The resulting lease obligations totalling €827.4 million come due in the following years:

	December 31, 2005
	Less than		More than
Liabilities due to operating lease contracts	1 year	1 to 5 years	5 years in total
	(Million €)
Nominal value of the future minimum payments	171.9	391.5	264.0

Offsetting these leasing liabilities, expected minimum lease payments from sub-lessees amounted to €13.9 million.

Minimum lease payments in the amount of €15.6 million, conditional lease payment of €0.6 million, and payments received from sub-lessees of €3.3 million are included in the income from operations of the current year.

BASF as lessor

BASF acts as the lessor only in a minor capacity for financing leases. Receivables from financing leases are less than €0.5 million as of December 31, 2005. Nominal minimum payments arising from operating leases amount to €7.3 million within one year, and €27.2 million within the next five years.

31.       Related party transactions

IAS 24 requires the disclosure of transactions with related parties; both with companies that are not fully consolidated, as well as with individuals. Material supply relationships exist between the proportionally consolidated Group companies Wintershall Erdgas Handelshaus GmbH, Germany; Wintershall Erdgas Handelshaus, Switzerland; and companies of the BASF Group for the supply of oil and gas. The unconsolidated portion of these supplies amounted to €632.1 million in 2005 and €457.4 million in 2004.

In addition, a material supply relationship existed between the BASF Group and the Basell Group, which was accounted for by the equity method until 2005. Deliveries to the Basell Group amounted to €284.8 million in 2005 and €254.0 million in 2004. All transactions were at arm’s length.

Please see Notes 18 and 25 for details regarding payables and receivables with companies accounted for proportionally, at acquisition cost, or according to the equity method.

There were no transactions between Group companies and related individuals that were significant, or of an unusual nature.

32.       Services provided by the external auditor

BASF Group companies have used the following services of Deloitte & Touche GmbH:

	2005	2004
	(Million €)
Annual audit	12.8	11.7
Audit-related services	5.1	1.8
Tax consultation services	0.9	1.6
Other services	0.5	0.5
Total	19.3	15.6

The annual audit concerned the audit of the annual financial statements of the BASF Group as well as the legally required audit of the financial statements of BASF Aktiengesellschaft and the consolidated subsidiary companies and joint ventures.

Audit-related services concerned billed services primarily for due diligence, confirmation of the conformance to certain contractual obligations as well as audits of internal control over financial reporting.

Tax consultation services primarily concerned tax consultation services in connection with planned or existing transactions, transfer price analysis as well as consultation with employees on foreign delegation assignments.

Other services concern amounts billed in connection with the handling of insurance damage claims as well as numerous other services.

Costs for the audit of BASF Aktiengesellschaft amounted to €2.3 million in both 2005 and 2004. For other contracted services not related to the annual audit for BASF Aktiengesellschaft, fees paid to Deloitte amounted to €2.0 million in 2005 and €0.8 million in 2004.

Costs for the audit of proportionally consolidated companies amounted to €0.4 million in 2005, and €0.4 million in 2004. For other contracted services not related to the annual audit for proportionally consolidated companies, fees amounted to €0.02 million in 2005, and €0.1 million in 2004.

33.       Subsequent events

On February 28, 2006, BASF Aktiengesellschaft signed an agreement with Degussa AG, Düsseldorf, Germany, to acquire Degussa’s construction chemicals business. The purchase price for equity is approximately €2.2 billion plus the assumption of liabilities. As a result, the transaction value for BASF is currently estimated at approximately €2.7 billion. The transaction, which still requires approval from the relevant authorities, is expected to close by the middle of 2006.

The construction chemicals business is a reportable segment within Degussa’s financial reporting. The following figures in accordance with International Financial Reporting Standards (IFRS) were reported by Degussa for the years 2005 and 2004 (unaudited).

	2005 (1)	2004 (1)
	(Million €)
Sales	1,968	1,788
Income from operations	223	201
Segment assets	1,472	1,373

(1)   As reported in the preprint of the financial report 2005 of Degussa AG, published for their annual press conference

Supplementary information concerning oil and gas producing activities (unaudited)

Oil and gas producing activities

“Additional Petroleum Data” disclosures are presented in accordance with the provisions of SFAS 69, “Disclosure of Oil and Gas Producing Activities.” Accordingly, volumes of reserves and production exclude royalty interests of third parties, and royalty payments are shown as reductions in revenues.

Results of operations from oil and gas producing activities

Results of operations from oil and gas producing activities represent only those revenues and expenses directly associated with Wintershall’s oil and gas production. These amounts do not include any allocation of interest expenses or corporate overheads and are therefore not necessarily indicative of contributions to consolidated net earnings of the Company. Estimated income taxes were computed by applying the statutory income tax rates to the pretax income from producing activities.

							Rest of
				The	Rest of		World
2005	Germany	Libya	Argentina	Netherlands	World	Total	(at equity)
	(Million €)
Results of operations
• Sales to consolidated companies	15	—	—	—	—	15	8
• Sales to third parties	531	1,943	254	358	86	3,172	33
• Royalties	68	164	26	6	17	281	8
Total sales	478	1,779	228	352	69	2,906	33
• Production costs	97	123	66	66	9	361	7
• Exploration expenses	10	24	12	51	76	173	3
• Depreciation, depletion, amortization and valuation	45	54	26	118	7	250	1
• Other	2	9	(1)	—	10	20	10
Total costs	154	210	103	235	102	804	21
Income before taxes	324	1,569	124	117	(34)	2,100	12
• Income taxes	123	1,411	25	37	12	1,608	3
Income after taxes	201	158	99	80	(46)	492	9

							Rest of
				The	Rest of		World
2004	Germany	Libya	Argentina	Netherlands	World	Total	(at equity)
	(Million €)
Results of operations
• Sales to consolidated companies	16	—	—	—	—	16	4
• Sales to third parties	389	1,346	201	261	56	2,253	22
• Royalties	48	158	20	5	12	243	4
Total sales	357	1,188	181	256	44	2,026	22
• Production costs	88	134	46	58	6	332	7
• Exploration expenses	7	33	15	64	74	193	2
• Depreciation, depletion, amortization and valuation	42	25	21	93	4	185	2
• Other	(4)	—	—	—	2	(2)	3
Total costs	133	192	82	215	86	708	14
Income before taxes	224	996	99	41	(42)	1,318	8
• Income taxes	85	879	20	14	23	1,021	2
Income after taxes	139	117	79	27	(65)	297	6

Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred represent amounts capitalized or charged against income as incurred in connection with oil and gas property acquisition, exploration and development activities. Exploration and development costs include applicable depreciation of support equipment and sites used in such activities.

							Rest of
				The	Rest of		World
2005	Germany	Libya	Argentina	Netherlands	World	Total	(at equity)
	(Million €)
Costs incurred
Property acquisitions:
• Proved	—	—	—	—	—	—	—
• Unproved	—	—	—	—	—	—	—
Exploration	26	34	13	31	44	148	3
Development	81	43	70	71	5	270	—
Total costs	107	77	83	102	49	418	3

							Rest of
				The	Rest of		World
2004	Germany	Libya	Argentina	Netherlands	World	Total	(at equity)
	(Million €)
Costs incurred
Property acquisitions:
• Proved	—	—	—	—	—	—	—
• Unproved	—	—	—	—	—	—	—
Exploration	8	54	15	39	40	156	3
Development	58	61	45	61	3	228	—
Total costs	66	115	60	100	43	384	3

Capitalized costs relating to oil and gas producing activities

Capitalized costs represent total expenditures on proved and unproved oil and gas properties with related accumulated depreciation, depletion and amortization.

							Rest of
				The	Rest of		World
2005	Germany	Libya	Argentina	Netherlands	World	Total	(at equity)
	(Million €)
Capitalized Costs
Gross costs:
• Proved properties	455	937	757	433	79	2,661	13
• Unproved properties	18	—	—	206	19	243	—
• Other equipment	564	35	—	398	171	1,168	2
Accumulated depreciation, depletion, amortization and valuation allowances:
• Proved properties	455	581	465	236	65	1,802	7
• Unproved properties	—	—	—	77	6	83	—
• Other equipment	283	28	—	251	170	732	2
Total net costs	299	363	292	473	28	1,455	6

							Rest of
				The	Rest of		World
2004	Germany	Libya	Argentina	Netherlands	World	Total	(at equity)
	(Million €)
Capitalized Costs
Gross costs:
• Proved properties	410	847	664	428	3	2,352	13
• Unproved properties	5	—	—	197	30	232	—
• Other equipment	468	33	—	276	167	944	2
Accumulated depreciation, depletion, amortization and valuation allowances:
• Proved properties	324	517	430	171	—	1,442	6
• Unproved properties	—	—	—	40	21	61	—
• Other equipment	346	25	—	155	153	679	1
Total net costs	213	338	234	535	26	1,346	8

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

The tables below show the estimated net quantities, calculated in compliance with Regulation S-X, Rule 4-10(a), as of December 31, 2004 and 2005 of the Company’s proved oil and gas reserves and proved developed oil and gas reserves, as well as changes in estimated proved reserves as a result of production and other factors. The Company’s reserves for 2004 and 2005 include reserves owned directly by the Company and its consolidated subsidiaries.

							Rest of
				The	Rest of		World
2005	Germany	Libya	Argentina	Netherlands	World	Total	(at equity)
	(millions of barrels)
Estimated proved oil reserves
Proved developed and undeveloped reserves, as of January 1	82	362	48	1	8	501	13
• Revisions and other changes	6	7	15	2	(4)	26	—
• Extensions and discoveries	—	7	—	—	—	7	—
• Improved recovery	—	—	—	—	—	—	—
• Purchase of reserves	—	—	—	—	—	—	—
• Sale of reserves	—	—	—	—	—	—	—
• Production	9	47	6	1	2	65	2
As of December 31	79	329	57	2	2	469	11
Proved developed reserves, as of January 1	53	335	36	1	7	432	13
As of December 31	50	317	44	2	2	415	11
Estimated proved gas reserves (BSCF)
Proved developed and undeveloped reserves, as of January 1	439	217	1,530	265	12	2,463	—
• Revisions and other changes	7	21	52	32	(6)	106	—
• Extensions and discoveries	—	5	—	25	—	30	—
• Improved recovery	—	—	—	—	—	—	—
• Purchase of reserves	—	—	—	—	20	20	—
• Sale of reserves	—	—	—	—	—	—	—
• Production	51	26	120	73	2	272	—
As of December 31	395	217	1,462	249	24	2,347	—
Proved developed reserves, as of January 1	389	201	954	189	12	1,745	—
As of December 31	346	209	1,000	187	21	1,763	—

							Rest of
				The	Rest of		World
2004	Germany	Libya	Argentina	Netherlands	World	Total	(at equity)
	(millions of barrels)
Estimated proved oil reserves
Proved developed and undeveloped reserves, as of January 1	93	407	52	0	10	562	14
• Revisions and other changes	(1)	(11)	4	1	—	(7)	—
• Extensions and discoveries	—	10	0	—	—	10	—
• Improved recovery	—	—	—	—	—	—	—
• Purchase of reserves	—	—	—	—	—	—	—
• Sale of reserves	—	—	—	—	—	—	—
• Production	10	44	8	0	2	64	1
As of December 31	82	362	48	1	8	501	13
Proved developed reserves, as of January 1	60	338	28	0	10	436	14
As of December 31	53	335	36	1	7	432	13
Estimated proved gas reserves (BSCF)
Proved developed and undeveloped reserves, as of January 1	453	226	1,463	253	16	2,411	—
• Revisions and other changes	42	9	177	73	(3)	298	—
• Extensions and discoveries	—	1	—	4	—	5	—
• Improved recovery	—	—	—	—	—	—	—
• Purchase of reserves	—	—	—	7	—	7	—
• Sale of reserves	—	—	—	—	—	—	—
• Production	56	19	110	72	1	258	—
As of December 31	439	217	1,530	265	12	2,463	—
Proved developed reserves, as of January 1	395	137	604	151	16	1,303	—
As of December 31	389	201	954	189	12	1,745	—

Standardized measure of discounted future net cash flows relating to proved oil and gas reserves

The following information has been prepared in accordance with SFAS No. 69, which requires the standardized measure of discounted future net cash flows to be based on year-end sales prices, costs and statutory income tax rates and a 10% annual discount rate. Because prices used in the calculation are as of December, the standardized measure could vary significantly from year to year depending on market conditions at that specific date.

The projection should not be viewed as realistic estimates of future cash flows nor should the “standardized measure” be interpreted as representing current value to the company. Material revisions of estimates of proved reserves may occur in the future, development and production of the reserves may not occur in the period assumed, actual prices realized are expected to vary significantly from those used and actual costs may also vary. The company’s investment and operating decisions are not based on the information presented below, but on a wide range of reserves, and on different price and cost assumptions from those reflected in this information.

Beyond the above considerations, the “standardized measure” is also not directly comparable with asset balances appearing elsewhere in the Consolidated Financial Statements because any such comparison would require a reconciling adjustment.

Standardized measure of discounted future net cash flows relating to proved oil and gas reserves

							Rest of
				The	Rest of		World
2005	Germany	Libya	Argentina	Netherlands	World	Total	(at equity)
	(Million €)
Discounted future net cash flow
Revenues	4,102	14,521	3,081	1,347	80	23,131	313
Production/development costs	1,483	1,722	1,205	443	36	4,889	166
Income taxes	1,094	10,956	264	385	47	12,746	12
Future net cash flows	1,525	1,843	1,612	519	(3)	5,496	135
Discounted to present value at a 10% annual rate.	469	656	607	63	2	1,797	42
Total	1,056	1,187	1,005	456	(5)	3,699	93

							Rest of
				The	Rest of		World
2004	Germany	Libya	Argentina	Netherlands	World	Total	(at equity)
	(Million €)
Discounted future net cash flow
Revenues	2,647	9,169	2,384	958	176	15,334	170
Production/development costs	1,224	1,362	744	391	63	3,784	86
Income taxes	639	6,645	199	182	104	7,769	20
Future net cash flows	784	1,162	1,441	385	9	3,781	64
Discounted to present value at a 10% annual rate.	187	398	636	56	0	1,277	22
Total	597	764	805	329	9	2,504	42

Summary of changes in standardized measure of discounted future net cash flows relating to proved oil and gas reserves

							Rest of
				The	Rest of		World
2005	Germany	Libya	Argentina	Netherlands	World	Total	(at equity)
	(Million €)
Summary of changes
Balance as of January 1	597	764	805	329	9	2,504	42
Sales and transfers of oil and gas produced, net of production costs.	(381)	(1,656)	(162)	(286)	(55)	(2,540)	(26)
Net changes in price and in development and production costs	1,048	3,946	205	300	—	5,499	63
Extension, discoveries and improved recovery, less related costs	—	360	—	55	—	415	—
Revisions of previous quantity estimates	(85)	113	115	174	9	326	5
Development costs incurred during the period	79	44	60	57	4	244	—
Changes in estimated future development costs	(18)	(16)	(52)	(45)	(16)	(147)	(1)
Purchase (sales) of reserves in place – net	—	—	—	—	—	—	—
Accretion of discounts	93	439	88	40	8	668	5
Net changes in income taxes	(277)	(2,807)	(54)	(168)	36	(3,270)	5
Other	—	—	—	—	—	—	—
Balance as of December 31	1,056	1,187	1,005	456	(5)	3,699	93

							Rest of
				The	Rest of		World
2004	Germany	Libya	Argentina	Netherlands	World	Total	(at equity)
	(Million €)
Summary of changes
Balance as of January 1	547	657	379	220	16	1,819	44
Sales and transfers of oil and gas produced, net of production costs.	(269)	(1,054)	(135)	(198)	(38)	(1,694)	(15)
Net changes in price and in development and production costs	178	1,519	323	49	8	2,077	11
Extension, discoveries and improved recovery, less related costs	—	148	—	7	—	155	—
Revisions of previous quantity estimates	44	(152)	171	151	(1)	213	1
Development costs incurred during the period	62	62	45	61	3	233	0
Changes in estimated future development costs	(12)	(54)	(3)	36	(3)	(36)	(4)
Purchase (sales) of reserves in place – net	—	—	—	4	—	4	—
Accretion of discounts	85	367	46	28	9	535	5
Net changes in income taxes	(38)	(729)	(21)	(29)	15	(802)	0
Other	—	—	—	—	—	—	—
Balance as of December 31	597	764	805	329	9	2,504	42

Item 19. Exhibits

1.1

Articles of Association (Satzung) of BASF Aktiengesellschaft as amended to date (previously filed as Exhibit 2.1 to BASF Aktiengesellschaft’s Registration Statement on Form 20-F dated May 25, 2000, File No. 1-15909)

8.1	List of subsidiaries of BASF Aktiengesellschaft (List of Shares Held 2005)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification Chief Executive Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification Chief Financial Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

E-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 1, 2006	BASF AKTIENGESELLSCHAFT

By:

	Name:	Dr. Jürgen Hambrecht
	Title:	Chairman of the Board of Executive Directors

By:

	Name:	Dr. Kurt Bock
	Title:	Chief Financial Officer, Member of the Board of Executive Directors