Form 20-F
period 2006-12-31
BASF AKTIENGESELLSCHAFT
filed 2007-03-14
CIK 1024148

As filed with the Securities and Exchange Commission on March 14, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-15050

BASF AKTIENGESELLSCHAFT

(Exact Name of Registrant as Specified in Its Charter)

BASF CORPORATION*

(Translation of Registrant’s name into English)

Carl Bosch Strasse 38
Federal Republic of Germany	Ludwigshafen, GERMANY 67056
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares representing BASF	New York Stock Exchange
ordinary shares of no par value

BASF ordinary shares of no par value	New York Stock Exchange**

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2006, there were 499,680,000 BASF ordinary shares of no par value outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note—checking the box above will not relive any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

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

** Not for trading, but only in connection with the registration of American Depositary Shares

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

The reconciliation of significant deviations to U.S. generally accepted accounting principles (U.S. GAAP) is described in Note 31 to the Consolidated Financial Statements included in Item 18.

Forward-Looking Information May Prove Inaccurate

This Annual Report contains certain forward-looking statements and information relating to BASF that are based on the current expectations, estimates and projections of its management and information currently available to BASF. These statements include, but are not limited to, statements about BASF’s strategies, plans, objectives, expectations, intentions, expenditures and assumptions and other statements contained in this Annual Report that are not historical facts. When used in this document, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and “project” and other similar expressions are generally intended to identify forward-looking statements.

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

•                  changes in the composition of BASF Group companies, joint venture activities, divestitures and the successful integration of acquisitions;

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

•                  the cost and availability of feedstock and other raw materials, including naphtha and precious metals and the price of steam cracker products;

•                  the ability to pass increases in raw material costs on to customers;

•                  changes in the degree of patent and other legal protection afforded to BASF’s products;

•                  regulatory approval, particularly in the areas of fine chemicals, agricultural products and plant biotechnology and market acceptance of new products including genetically modified competitive products;

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

•                  potential liability resulting from pending or future litigation;

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

Item 2.             Offer Statistics and Expected Timetable

Not applicable.

Item 3.             Key Information

SELECTED FINANCIAL DATA

The following selected financial data for the years 2006, 2005 and 2004 are excerpted from the Consolidated Financial Statements of BASF, which have been audited by Deloitte & Touche GmbH in 2004 and 2005, independent accountants during this period. In 2006, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft was the independent registered public accounting firm for BASF. Starting from January 1, 2004, the accounting and reporting of the BASF Group is performed according to International Financial Reporting Standards (IFRS). Selected data are also provided in accordance with U.S. GAAP for the years 2006 through 2002.

The selected financial data presented below in accordance with U.S. GAAP for the years 2006, 2005 and 2004 have been derived from the Consolidated Financial Statements included in Item 18. Data for 2003 and 2002 have been derived from prior years’ statements. The reconciliation of the differences between IFRS and U.S. GAAP is described in Note 31 to the Consolidated Financial Statements included in Item 18.

Million €, except per share data and certain other data

	2006	2005	2004
Income Statement Data
IFRS
Sales	52,610	42,745	37,537
Gross profit on sales	14,912	13,178	11,815
Income from operations	6,750	5,830	5,193
Financial result	(223)	96	(846)
Income before taxes	6,527	5,926	4,347
Net income	3,466	3,168	2,133
Net income after minority interests	3,215	3,007	2,004
Basic earnings per share	6.37	5.73	3.65
Balance Sheet Data
IFRS
Long-term assets	26,899	20,543	20,518
Short-term assets	18,392	15,127	14,930
Total assets	45,291	35,670	35,448
Stockholders’ equity	18,578	17,523	16,602
Thereof subscribed capital	1,279	1,317	1,383
Long-term liabilities	12,733	9,762	10,372
Short-term liabilities	13,980	8,385	8,474
Total stockholders’ equity and liabilities	45,291	35,670	35,448
Capital Expenditures and Depreciation
Additions to intangible assets and property, plant and equipment (1)	10,039	2,523	2,163
Amortization of intangible assets and depreciation of property, plant and equipment, including impairments	2,973	2,403	2,492
Key Ratios
Return on sales (%) (2)	12.8	13.6	13.8
Return on assets (%) (3)	17.5	17.7	13.2
Return on equity after taxes (%) (4)	19.2	18.6	12.9

(1) Additions to intangible assets and property, plant and equipment includes acquisitions.

(2) Return on sales (%) is calculated by dividing income from operations by sales.

(3) Return on assets (%) is calculated by dividing income before taxes plus interest expenses by the average amount of total assets.

(4) Return on equity after taxes (%) is calculated by dividing net income by the average amount of stockholders’ equity.

Million €, except per share data and certain other data

	2006	2005	2004	2003	2002
U.S. GAAP
Net income	3,094	3,061	1,863	1,320	1,716
Basic earnings per share	6.13	5.83	3.39	2.35	2.96
Diluted earnings per share	6.13	5.83	3.39	2.35	2.96
Stockholders’ equity	18,394	17,945	17,159	17,324	18,040

Weighted average of shares outstanding used in determining earnings per share:

	2006	2005	2004	2003	2002
Weighted average of shares outstanding	504,479,083	525,124,659	548,714,243	561,886,993	579,118,368

For each year in the period 2002-2006, there was no dilutive effect on earnings per share and therefore the weighted average of shares outstanding used in determining diluted earnings per share is not reported.

Reportable operating segment data

Million €

	2006	2005	2004
Chemicals
Sales	11,572	8,103	7,020
Income from operations	1,380	1,326	1,284
Assets	10,473	6,146	5,219
Plastics
Sales	12,775	11,718	10,532
Income from operations	1,192	1,015	694
Assets	6,911	6,639	6,187
Performance Products
Sales	10,133	8,267	8,005
Income from operations	669	863	1,128
Assets	9,727	4,863	4,538
Agricultural Products & Nutrition
Thereof Agricultural Products
Sales	3,079	3,298	3,354
Income from operations	447	681	602
Assets	4,458	5,156	4,985
Thereof Fine Chemicals
Sales	1,855	1,732	1,793
Income from operations	(66)	(58)	56
Assets	1,596	1,481	1,308
Oil & Gas
Sales	10,687	7,656	5,263
Income from operations	3,250	2,410	1,643
Assets	5,434	4,895	4,063
Others
Sales	2,509	1,971	1,570
Income from operations	(122)	(407)	(214)
Assets	6,692	6,490	9,148
BASF Group
Sales	52,610	42,745	37,537
Income from operations	6,750	5,830	5,193
Assets	45,291	35,670	35,448

Dividends

The following table lists the annual dividends payable per BASF Share in euros and the U.S. dollar equivalent for each of the years indicated. The table also discloses the dividend amount per BASF Share for 2006 proposed by the Supervisory Board and the Board of Executive Directors for approval at the Annual Meeting to be held on April 26, 2007. The table does not reflect the related tax credits available to eligible taxpayers. See “Item 10. Additional Information — Taxation of Dividends” and “Item 8. Financial Information — Dividend Policy” for further information.

	Dividend Paid for Each
	BASF share
Year Ended December 31,	Euro	Dollar
2006	3.00	3.96
2005	2.00	2.37
2004	1.70	2.30
2003	1.40	1.76
2002	1.40	1.47

The euro dividend amounts are translated solely for the convenience of the reader into U.S. dollars (rounded to the nearest cent) at the Noon Buying Rate on the dividend payment date. For the dividend proposed to be paid in 2007 for the year ended December 31, 2006, the euro amount is translated into U.S. dollars (rounded to the nearest cent) on the basis of the Noon Buying Rate on December 31, 2006 of $1.3197 = €1.00.

Exchange Rate Information

On January 1, 2002, the euro became the sole legal tender for business transactions in Germany and the other eleven countries participating in the European Monetary Union at that time.

The table below sets forth, for the periods and dates indicated, the high, low, period-average and period-end Noon Buying Rates for euros expressed in U.S. dollars for one euro. No representation is made that the euro or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or euros, as the case may be, at any particular rate.

U.S. Dollar for One Euro

			Period	Period
Year	High	Low	Average(1)	End
2006	1.3327	1.1860	1.2661	1.3197
2005	1.3476	1.1667	1.2400	1.1842
2004	1.3625	1.1801	1.2478	1.3538
2003	1.2597	1.0361	1.1411	1.2597
2002	1.0485	0.8594	0.9495	1.0485

(1) The average of the Noon Buying Rates on the last business day of each full month during the relevant period.

The high and low exchange rates for the euro for each month during the previous six months is set forth below:

U.S. Dollar for One Euro

Month	High	Low
February, 2007	1.3246	1.2933
January, 2007	1.3286	1.2904
December, 2006	1.3327	1.3073
November, 2006	1.3261	1.2705
October, 2006	1.2773	1.2516
September, 2006	1.2833	1.2648

The Noon Buying Rate for the euro on March 1, 2007 was quoted by the Federal Reserve Bank of New York at 1.3173 U.S. dollars for one euro.

Because a substantial portion of the BASF Group’s revenues and expenses are denominated in currencies other than the euro, results of operations and cash flows may be materially affected by movements in the exchange rate between the euro and the respective currencies to which the Group is exposed. For a discussion of the effect exchange rate fluctuations have on the BASF Group’s business and operations and also the hedging techniques used to manage the Group’s exposure to such fluctuations, see “Item 5. Operating and Financial Review and Prospects — Exchange Rate Exposure and Risk Management” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Risk Factors

BASF’s business, financial condition or results of operations could suffer adverse material effects due to any of the following risks. While all the risks considered material are described below, these are not the only risks BASF faces. Additional risks not known by BASF or not presently considered material might also impair BASF’s business operations.

Certain developments in the global economy generally may adversely affect BASF’s sales and earnings.

Four major economic factors may pose risks affecting BASF’s sales and earnings: 1. The oil price development could differ from the expected levels, 2. The U.S. dollar may further devaluate against the euro and Asian currencies, 3. China’s economy might experience a significantly reduced growth rate compared with expectations; and 4. The U.S. economy might experience a greater or longer slowdown in growth than economic forecasters currently anticipate. While currently not expected, a possible risk is a hard landing of the U.S. economy.

Decreasing demand for chemical products in Europe, the United States and Asia could consequently have an adverse effect on both sales and earnings. Those areas that are subject to commoditization, such as BASF’s basic inorganic chemicals, petrochemicals, intermediates and plastic operations are particularly vulnerable, whereas BASF’s agricultural, nutrition, cosmetics and natural gas operations as well as the recently acquired businesses catalysts and construction chemicals are less likely to be impacted. BASF is also regionally diversified and therefore less likely to be impacted from weakness in a specific region.

Changes in regulation could impact BASF’s business and operating results.

BASF must comply with a broad range of regulatory controls on the testing, manufacturing and marketing of many of its products. BASF expects that regulatory controls worldwide, and especially in the European Union (E.U.), will become increasingly more demanding. The European Union has passed new legislation on chemicals (REACH) to govern the registration, evaluation and authorization of chemicals. The new legislation will come into force in the relevant E.U. member states on June 1, 2007. We have been actively involved in numerous E.U. projects to support the efficient and economically practicable implementation of REACH and are now making detailed preparations for its introduction. We expect implementation to be associated with expenses of approximately €50 million per year in the period up to 2018.

Within the framework of E.U. emissions trading, the BASF Group was allocated allowances (EUA) for approximately 7 million metric tons of carbon dioxide (CO2) per year for the affected plants at our European sites for 2006. For the second trading period (2008 to 2012), a number of chemical plants will also be included in the Europe-wide trading system.

As a globally operating organization, we also conduct business with customers in Iran. A range of our products, particularly Plastics and Performance Products, is delivered mostly to private companies. These sales are insignificant in comparison to the consolidated sales of BASF (less than 0.2% in 2004, 2005 and 2006) and in our opinion are not otherwise significant to BASF’s consolidated operations. Sales to customers in Iran of dual-use products, which are products that can be used for both civil and military purposes and could be used as precursors for agents in chemical weapons, represented less than 0.01% of BASF’s consolidated sales in each of 2004, 2005 and 2006. The customers of these dual-use products are state-owned companies. BASF employs procedures for compliance with applicable export control legislation, including those of the European Union and Germany, which incorporate international export control arrangements also agreed to by the United States and incorporated to the Export Administration Regulations (EAR) of the U.S. Department of Commerce. These transactions may lead some potential customers and investors to avoid doing business with us or investing in our shares.

BASF is exposed to foreign currency and interest rate risks.

BASF conducts a significant portion of its operations outside of Europe and is therefore exposed to risks associated with the fluctuations of foreign currencies. BASF is subject to interest rate risks in the ordinary course of its business.

Risk management is centralized at BASF Aktiengesellschaft and BASF Group companies designated for that purpose. BASF hedges against financial risks through derivative instruments such as forward exchange contracts, currency options, interest rate and currency swaps, and combined instruments. There can be no assurance, however, that BASF’s hedging strategy will be effective and that foreign currency and interest rate fluctuations will not adversely affect BASF’s results of operations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for additional information about the nominal value and market value of BASF’s financial instruments.

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

BASF uses significant amounts of raw materials and energy in manufacturing a wide variety of products. Significant variations in the cost and availability of raw materials, energy, precursors and intermediates may adversely affect BASF’s operating results. To control these costs and supply risks, BASF purchases raw materials through negotiated long-term contracts with prices that periodically float. Additionally required purchases on spot markets are made using optimized procedures. Supply contracts for the most strategically important raw materials are negotiated and concluded centrally for the BASF Group. For more information, see “Item 4. Information on the Company — Supplies and Raw Materials.”

BASF’s individual business units constantly monitor changes in their relevant supply markets and take action to minimize their risks accordingly.

Cyclicality may adversely affect BASF’s operating margins.

The results of BASF’s Chemicals, Plastics and Performance Products segments are affected by cyclicality and migration of various industries in which they operate, including the automotive, construction, electrical and electronics, as well as the textile industries. BASF’s strategy to deal with these risks is its diversity and the constant expansion of the cyclically resilient businesses, such as agrochemicals, active ingredients for pharmaceuticals and nutrition, as well as trading and transmission of natural gas. The recent acquisitions of Engelhard Corp. and the construction chemicals business from Degussa AG further reduce BASF’s cyclicality. In cyclical businesses, BASF seeks to maintain cost leadership. BASF strives to anticipate customer migration tendencies and adjusts to customer industries by continued investment activities in emerging growth markets.

The results of BASF’s crop-protection business are dependent on weather conditions and can be affected by local and regional economic circumstances.

Sales volumes of BASF’s crop protection products are subject to the agricultural sector’s dependency on weather conditions. Adverse weather conditions in a particular growing region could materially negatively affect the results of operations of BASF’s crop protection business. Demand for crop protection products is further influenced by the agricultural policies of governments and multinational organizations. In addition, BASF’s crop-protection products are typically sold pursuant to contracts with long payment terms. These extended payment periods make BASF’s crop-protection business susceptible to losses on receivables during local or regional economic crises and may adversely affect BASF’s operating results. An appreciation of the Brazilian real could negatively influence the agricultural business in Brazil and consequently decrease BASF’s result.

Exploration risk may adversely affect the business of BASF’s Oil & Gas segment.

The future growth of the exploration and production unit of our Oil & Gas segment is dependent on successful findings. The search for new oil and natural gas reserves involves certain geological risks that relate to the availability of hydrocarbon products and the quality thereof. The exploration and production industries are experienced in diligently managing these risks. We diversify our risks through a balanced exploration portfolio.

Failure to develop new products and production technologies may harm BASF’s competitive position and operating results.

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

Negative developments in equity and bond markets may make extraordinary contributions to pension funds necessary.

The fund assets required to cover future pension obligations are actuarially determined using assumptions concerning the expected return on plan assets. The plan assets are partially comprised of equity investments. Declining returns on equity and bond markets could trigger an additional contribution to the pension plan to cover future pension obligations. Amortizing additional contributions that are deferred as a prepaid pension expense increases future pension expenses.

BASF is dependent upon hiring and retaining highly qualified management and technical personnel.

Competition for highly qualified management and technical personnel is intense in the industries in which BASF operates. BASF’s future success depends in part on its continued ability to hire, integrate and retain highly skilled employees.

BASF is subject to the risks associated with the use of information technology.

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

BASF is subject to security risks.

Assessing security risks on a worldwide basis and determining their potential impact on BASF has become an extremely difficult undertaking since the terrorist attacks in the United States. BASF’s corporate security is in close contact with local security offices through its Group-wide network, and takes controlled precautionary steps with the help of constantly updated security measures and recommendations (e. g., travel restrictions, tighter access controls for production plants, updating of rescue and evacuation plans, emergency services, etc.) to protect the company and its employees.

BASF is subject to risks arising from acquisitions and investment decisions.

The implementation of decisions related to acquisitions and investments is associated with complex risks due to the high level of capital involved and the long-term capital commitment. To reduce the risks in view of the recent acquisitions, BASF integrated the evaluation of risks related to the precious metal trading into its Group-wide risk management system. Also, programs have been established to retain key personnel.

Litigation could harm BASF’s operating results and cash flows.

For further information see “Item 8. Financial Information — Legal Proceedings” and Note 24 to the Consolidated Financial Statements.

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

We continually review our businesses and align them to achieve profitable and sustainable growth. Our significant acquisitions and divestitures between 2004 and 2006 are listed below:

Acquisitions

•                  BASF acquired PEMEAS GmbH, a supplier of fuel cell components, on December 13, 2006. The company operates manufacturing and R&D facilities in Germany and in the United States. In 2007, PEMEAS GmbH will be officially renamed to BASF Fuel Cell GmbH.

•                  On February 28, 2006, BASF reached an agreement with Degussa AG, Germany, to acquire the company’s global construction chemicals business. The transaction was concluded on July 1, 2006 with a purchase price for equity of €2.2 billion. The business will be fully integrated into the Performance Products segment. Approximately 7,400 employees were transferred to BASF in July 2006.

•                  The acquisition of Johnson Polymer, a producer of water-based resins for the coatings and printing inks industry, was completed on July 1, 2006 and involves one production site each in the United States and in the Netherlands, as well as technical centers and offices in Asia Pacific. The purchase price was $482 million or €379 million.

•                  The Belgian biotechnology company CropDesign N.V. was acquired by BASF on June 26, 2006 and has been integrated into BASF Plant Science Group as an affiliate to BASF Plant Science GmbH.

•                  BASF concluded its acquisition of Engelhard Corp. on June 6, 2006, having spent $4.8 billion or approximately €3.8 billion for 100% of the shares of the company. The acquisition involves 50 production sites and 22 R&D centers in more than 20 countries. We are in the process of integrating both Engelhard’s domestic U.S. operations and its international operations into our global business. Approximately 7,300 Engelhard employees were transferred to BASF as a result of the acquisition.

•                  On October 1, 2005, BASF purchased the Swiss fine chemicals firm Orgamol S.A.

•                  BASF acquired the global electronic chemicals business from Merck KGaA on April 15, 2005.

Divestitures

•                  BASF divested its global terbufos insecticide business to AMVAC Chemical Corporation on November 27, 2006.

•                  BASF sold major parts of its Micro Flo generic agrochemical business in the United States to Arysta LifeScience on March 31, 2006.

•                  On August 1, 2005, BASF, along with Shell Chemicals, our 50% joint venture partner, sold Basell, a polyolefin joint venture, to Nell Acquisition S.a.r.l., a subsidiary of Access Industries.

•                  BASF divested its printing systems business to CVC Capital Partners on November 30, 2004.

•                  On July 20, 2004, BASF divested its 30% share in DyStar to Platinum Equity.

Planned Transactions

•                  On April 27, 2006, BASF and Gazprom signed an additional framework agreement that demonstrates the intention of the two companies to extend their cooperation. The agreement foresees an exchange of assets in the production and marketing of natural gas. BASF subsidiary Wintershall Holding AG will receive an interest of 25% less one share in the company Severneftegazprom (SNGP), which holds the license in the Yuzhno Russkoye gas field in Siberia. Additionally, Wintershall Holding AG will receive a further 10% in the form of non-voting preferred shares. In return, Gazprom will participate with 49% in a BASF Group company with interest in onshore exploration and production activities in Libya and will increase its share in WINGAS GmbH from 35% to 50% minus one share. The contracts to legally finalize this agreement are expected to be signed in the first half of 2007.

For further information see also “Item 8. Financial Information” and Note 2 of “Item 18. Financial Statements.”

Major capital expenditures between 2004 and 2006 and those currently in progress include:

			Projected Annual		Start-up/
			Capacity at Completion		Projected Start-up
Segment	Location	Project	of Project (metric tons)		of Operations
Chemicals	Antwerp, Belgium	Expansion steam cracker			2007
		• ethylene	1,080,000
		• propylene	650,000
		• benzene	280,000
	Caojing, China	Polytetrahydrofuran	60,000		2005
	Geismar, Louisiana	Alkylethanolamines	28,000		2007
	Nanjing, China	Integrated production site major products include:		(1)	2005
		• ethylene	600,000
		• propylene	300,000
		• ethylene glycols	350,000
		• aromatics	300,000
		• oxo alcohols	250,000	(2)
		• organic acids	80,000
	Port Arthur, Texas	Butadiene	410,000	(3)	2004
Plastics	Altamira, Mexico	EPS expansion	150,000	(4)	2005
	Antwerp, Belgium	Teluran (ABS)	200,000		2004
		Propylene oxide	300,000	(5)	2008
		Hydrogen peroxide	230,000	(6)	2008
		MDI (diphenylmethane diisocyanate) expansion	560,000		2007
	Caojing, China	MDI (diphenylmethane diisocyanate)	240,000	(7)	2006
		TDI (toluene diisocyanate)	160,000	(8)	2006
	Geismar, Louisiana	Polyols expansion	350,000		2008
	Kuantan, Malaysia	Ultradur (PBT)	60,000	(9)	2006
	Ludwigshafen, Germany	Ultrason (PES/PSU) expansion	12,000		2007
	Shanghai, China	Compounding engineering plastics	45,000		2006
		Polyurethanes specialties			2007
	Schwarzheide, Germany	Ecoflex	6,000		2006
Performance Products	Antwerp, Belgium	Acrylic acid	320,000		2008
		Superabsorbents	175,000		2007
	Caojing, China	Isocyanate Oligomers	8,000		2007
	Freeport, Texas	Superabsorbents	—	(10)	2007
	Ludwigshafen, Germay	Butyl acrylate	—		2008
	Nanjing, China	Acrylic monomers	160,000	(1)	2005
		Acrylic esters	215,000		2005

Oil & Gas	Urengoy, Russia	Achimgaz	42,000,000	(11)	2007
	Haidach, Austria	Haidach	2,400,000,000	(12)	2011
	Lippe, Germany	WEDAL	300,000	(13)	2006

(1)             Conducted through a joint venture between Sinopec Corp., China (50%) and BASF (50%) (capacity reflects total joint venture capacity).

(2)             Calculated as butyraldehyde.

(3)             Conducted through a joint venture between Shell Chemical Company, Texas (60%), BASF (24%) and Total Petrochemicals USA, Inc., Texas (16%) (capacity reflects total joint venture capacity).

(4)             Conducted through the joint venture Polioles S.A. de C.V., Mexico (capacity reflects total joint venture capacity of which BASF has a 50% share).

(5)             Conducted through a joint venture with Dow Chemical, Michigan (capacity reflects total joint venture capacity).

(6)             Conducted through a joint venture with Solvay S.A., Belgium and Dow Chemical, Michigan (capacity reflects total joint venture capacity).

(7)             Conducted through a joint venture with Sinopec Shanghai Gao Qiao Petrochemical Corporation, China; Shanghai Chlor-Alkali Chemical Co. Ltd., China; and the Shanghai Hua Yi (Group) Company, China as well as Huntsman China Investments B.V., the Netherlands (capacity reflects total joint venture capacity of which BASF has a 35% share).

(8)             Conducted through a joint venture with Sinopec Shanghai Gao Qiao Petrochemical Corporation, China and the Shanghai Hua Yi (Group) Company, China (capacity reflects total joint venture capacity of which BASF has a 70% share).

(9)             Conducted through a joint venture with Toray Industries Inc., Japan (capacity reflects total joint venture capacity of which BASF has a 50% share).

(10)       Superabsorbant plant in Freeport will replace capacities in Aberdeen, Mississippi, and Portsmouth, Virginia that account for 160,000 metric tons in total.

(11)       Conducted through a joint venture with Urengoygazprom, Russia, of which Wintershall has a 50% share (capacity reflects annual plateau production to boe (barrel oil equivalent, Wintershall share) from the Achimov formation of the Urengoy field in Siberia, Russia).

(12)       Haidach storage in which WINGAS participates with a share of 33% together with partners Rohöl-Aufsuchungs AG (RAG), Austria, and Gazprom export, Russia (capacity reflects total available natural gas volume in cubic meters.

(13)       Compression station Lippe as part of the WEDAL pipeline fully owned by WINGAS (capacity reflects the extension of the hourly compression in cubic meters).

BUSINESS OVERVIEW

Introduction

BASF is a transnational chemical company that comprises the parent company, BASF Aktiengesellschaft of Ludwigshafen, Germany, and 327 consolidated subsidiaries. The company operates more than 150 production sites.

For the year ended December 31, 2006, BASF reported sales of €52,610 million, income from operations of €6,750 million, and net income after minority interests of €3,215 million. Based on customer location, BASF’s activities in Europe accounted for 56.1% of BASF’s total sales in 2006; North America (which includes the United States, Mexico and Canada) accounted for 21.9% of sales; the Asia Pacific region accounted for 15.4% of sales; and the South America, Africa, Middle East region accounted for 6.6% of sales.

Structure

BASF has five business segments: Chemicals, Plastics, Performance Products, Agricultural Products & Nutrition and Oil & Gas. These business segments encompass BASF’s 14 operating divisions. For financial reporting purposes, the two operating divisions of BASF’s Agricultural Products & Nutrition business segment are separate reportable operating segments: Agricultural Products and Fine Chemicals.

BASF’s operations are linked with what is referred to as the “Verbund” structure. Verbund loosely translates as “integration,” but the meaning encompasses far more than what is traditionally associated with backward or forward integration. In production processes, BASF does not simply look forward and backward to find potential efficiencies, but rather examines every input and every output of these processes. At Verbund sites, BASF uses byproducts of chemical reactions, which might otherwise have to be disposed of, as raw materials for other processes. In addition, many chemical processes release heat energy, which BASF converts into steam and then uses to drive other processes within a Verbund site. This allows our Verbund sites to consume less fossil fuel than would otherwise be required. The close proximity of plants to each other at a Verbund site also allows the use of pipelines to transport intermediate products, instead of railcars, barges or trucks, thus resulting in further savings. By reusing byproducts and residual materials, using energy and other raw materials efficiently and keeping the distances that substances need to be transported to a minimum, BASF reduces the impact on the environment and saves money. This concept of benefiting from interconnectivity is applied to other areas as well, such as R&D, purchasing and managing customer relationships, where globally interactive teams maximize BASF’s productivity.

Group Strategy

Chemistry stands for the future that we are helping to shape as the world’s leading chemical company. We are developing our strengths through innovations and acquisitions. Sustainability guides our actions in pursuing this goal.

Growth through acquisition

In 2006, we continued on our profitable growth path with the acquisitions of Engelhard Corp., the construction chemicals business of Degussa AG, Johnson Polymer, CropDesign N.V. and PEMEAS GmbH. We have clear criteria for making acquisitions: We focus on innovative business areas that grow faster than the market as a whole and that make our portfolio more resilient to cyclicality. The contribution to sales and operating income from the new businesses shows that we are on the right path. The synergies are higher than expected.

To further improve our market position, we will continue in our efforts to optimize our portfolio and implement measures to restructure our businesses and reduce costs. Our global Verbund enables us to operate competitively in all regions.

As the world’s leading chemical company, we will continue to concentrate on the organic growth of our core activities: chemistry, agricultural products and nutrition as well as oil and gas.

Growth through innovation

We continue to purposely strengthen our research and development. In the process we focus on market-driven innovations, new business models and technology areas of the future. We create new business opportunities with a global network that includes centers of excellence and interdisciplinary cooperation. We have combined the important technology-driven issues of the future into five growth clusters:

•      Energy management

•      Raw material change

•      Nanotechnology

•      Plant biotechnology

•      White (industrial) biotechnology

Our four strategic guidelines

Four strategic guidelines describe our path to the future, with which we align our activities:

•      Earn a premium on our cost of capital

•      Help our customers to be more successful

•      Form the best team in industry

•      Ensure sustainable development

The combination of these four guidelines makes us successful.

Earn a premium on our cost of capital

We raise the value of BASF by earning a premium on our cost of capital. To achieve this goal, we have been expanding on our value-based management strategy. Earnings before interest and taxes (EBIT) after cost of capital is the key performance and management indicator for our operating divisions and business units. We measure our business decisions and performance on the basis of how it influences earnings after cost of capital. Every employee endeavors to improve cost structures and use capital more efficiently in order to grow profitably.

The BASF Group must achieve an EBIT of 10% on its operating assets to meet the interest rate payments to providers of debt, to satisfy the returns expected by providers of equity and to cover tax expenses. The cost of capital percentage before interest and taxes of 10 percent corresponds to a weighted average cost of capital (WACC) of approximately 6 percent after taxes. The cost of capital percentage depends primarily on three factors: the capital structure of the BASF Group, the level of interest rates on debt and the return expected by shareholders. We calculate our cost of equity on the basis of the market value of BASF shares. The cost of capital percentage is reviewed annually in the light of current data. EBIT after cost of capital is calculated by subtracting income taxes for oil production that are noncompensable with German taxes (see Note 8 of Item 18) and the cost of capital from the BASF Group’s EBIT. Finally, EBIT for activities not assigned to the segments is subtracted since this is already provided for in the cost of capital percentage.

For 2007, the cost of capital percentage has been reduced from 10 percent to 9 percent. This change was due to the increase in debt capital on BASF’s balance sheet as a result of the financing of acquisitions. Debt capital bears fewer risks and hence costs are lower than for equity. The average cost of capital percentage for the BASF Group for 2007 is therefore reduced accordingly.

Help our customers to be more successful

We are there wherever our customers are. We invested timely in growth markets and are now active in all important markets worldwide.

In order to grow profitably, we need to understand our customers’ businesses as if they were our own. We work closely with our customers to identify their needs and develop the right solutions. We then select the best business models suited to our customers’ needs. This ensures the success of our customers and, thereby, our own.

Form the best team in industry

As the best team in industry, we secure our company’s long-term success. We rely on the strength of each team member. This diverse range of competencies helps us to better understand our customers and develop the products and solutions they need to become more successful.

We offer attractive development opportunities as well as pay linked to individual and company performance to attract and retain the best specialists and managers worldwide. We greatly value personnel development and managers who act as role models. Our dialogue-oriented management culture plays an important role in this regard. It is shaped by our Values and Principles and by BASF’s Leadership Compass.

Ensure sustainable development

For BASF, sustainable development means integrating environmental protection and social responsibility in our business processes so that they contribute to our long-term economic success. BASF’s Sustainability Council develops and monitors the necessary strategies, which are implemented with the support of regional networks. We systematically identify sustainability issues that are relevant to BASF and evaluate them in terms of their opportunities and risks. Our sustainability strategy has the goal of avoiding risks, promoting our existing business and creating new business opportunities. This is why we are placing more emphasis on integrating sustainability into our customer relations from 2007 onward.

CHEMICALS

Segment Overview

The Chemicals segment produces a wide range of products, from standard chemicals, such as petrochemical commodities and inorganic chemicals, to higher-value intermediates, inorganic specialties and catalysts, allowing BASF to fully exploit the benefits of its Verbund. The segment is organized into four divisions: Inorganics, Catalysts, Petrochemicals and Intermediates. Key information is provided in the following table:

Million €

	2006	2005	2004
Sales to third parties	11,572	8,103	7,020
Percentage of total BASF sales	22%	19%	19%
Intersegmental transfers	4,483	3,826	3,395
Income from operations	1,380	1,326	1,284
Additions to property, plant and equipment and intangible assets	3,539	639	601

The products are sold to a multitude of industries including the chemical, construction, automotive, electrical, electronics, detergents, colorants, coatings, health and nutrition industries. Although most of the segment’s sales are to external customers, 27.9% of the segment’s total sales are intersegmental transfers to other BASF operations for the manufacture of higher-value products. The products manufactured for captive use include many basic and intermediate chemicals.

The Chemicals segment forms the basis of BASF’s Verbund because its divisions both intensively consume and manufacture products along the company’s core value-adding chains. Most of the commodity products are produced at our major Verbund sites in Ludwigshafen, Germany; Antwerp, Belgium; Geismar, Louisiana and Freeport, Texas; Kuantan, Malaysia; and Nanjing, China. In addition, we have dedicated chemical operations near our customers: for example, our plasticizer production and our catalysts production.

The principal raw materials used in the Chemicals segment are naphtha, natural gas, butane, propane, sulfur, salt and precious metals. The segment purchases less than 5% of its raw materials from other BASF operations. Natural gas, a key raw material for the Chemicals segment, is acquired both through BASF’s joint venture WINGAS GmbH and from external sources. All other principal raw materials are purchased from external sources. BASF does not rely on a dominant supplier for the raw materials of its Chemicals segment.

Segment Strategy

The Chemicals segment focuses on the supply of standard chemicals for internal demand and on offering a broad range of intermediate and higher value-added products, such as catalysts, to external customers. The high and steady internal demand for chemical building blocks produced by the Chemicals segment ensures a high capacity utilization of BASF’s plants. BASF’s capital expenditures and research and development efforts are focused on building world-scale plants as well as on developing new technologies, improved processes and new products. Key strategies of the Chemicals segment include the following:

•                  Optimize the costs of production for our standard chemicals: BASF continuously optimizes its chemical operations through economies of scale, cost- and technology-leadership and process integration at the Verbund sites;

•                  Increase sales of higher value-adding products: BASF aims to increase sales of higher value-adding products, such as catalysts, intermediates and chemical specialties through product and process innovation in collaboration with customers;

•                  Adapt product portfolios to market demand in the regions: BASF continuously optimizes its regional production structures in Europe, North America (NAFTA) and Asia.

Research and Development

In 2006, the Chemicals segment spent €178 million in research activities. Research activities are focused on the development of improved or new production processes as well as on the development of innovative products to extend our product portfolio.

We continuously improve our manufacturing processes to maintain cost-competitiveness and develop new cost-effective production technologies. In Ludwigshafen, Germany, we are building a plant for cyclododecanone, a key intermediate to produce the high-performance plastic polyamide 12 and aroma chemicals. Based on butadiene and nitrous oxide as raw materials, both available in our Verbund, our plant will use an innovative three-stage process, whereas conventional processes require five steps.

Together with customers, we improve existing products and develop innovative new applications. For example, BASF, the world’s largest producer of formic acid, and Tekion, a North American developer of micro fuel cells for portable electronic products, are jointly developing a formic acid fuel for Tekion’s fuel cell technology. With this technology, portable electronic devices can be safely operated over a longer time period; these devices are refueled by simply swapping a cartridge containing formic acid.

Cooperations with leading institutes and universities provide valuable technological impulses for our research and development. For example, in our portfolio of ionic liquids with the brand name Basionics™, BASF has set up a research partnership with the University of Alabama to study the dissolution and processing of cellulose with ionic liquids for fiber manufacturing. For that partnership, the University of Alabama and BASF have been jointly awarded the 2006 Deals of Distinction Award for the Chemical, Energy and Materials Industry Sector by the renowned “Licensing Executive Society Inc.” This was the third international award for Basionics™.

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

Inorganic Chemicals

BASF produces inorganic chemicals, which are the starting materials for fertilizers, plastics, amines and other high-value chemicals. The products range from basic chemicals such as chlorine, sodium hydroxide, nitric acid and sulfuric acid to inorganic salts such as sodium and potassium alcoholates to ammonium salts. More than half of these products are for captive use within BASF’s Verbund. The remaining products are sold primarily to other chemical companies.

Glues and Impregnating Resins

BASF offers a wide variety of tailor-made adhesives for the wood products industry. These adhesives are used to bind together the particles, fibers and strands found in all types of particleboards. In addition, BASF produces impregnating resins, which are used to manufacture decorative paper and laminated flooring. BASF is also a producer of glues and impregnating resin raw materials such as ammonia, formaldehyde, methanol, urea and melamine. Europe is the primary market for this group of products.

Catalysts division

Environmental Catalysts

Environmental Catalysts enable regulatory compliance by providing technologies that control emissions from mobile sources, including gasoline- and diesel-powered passenger cars, sport-utility vehicles, trucks, buses and motorcycles. The division also supplies a variety of industrial markets, including aerospace, power generation, process industries, temperature sensing and utility engines with emission-control technologies, material products made primarily from platinum group metals, and thermal spray and coating technologies.

Process Catalysts

Process Catalysts include chemical-process catalysts and additives for chemical, petrochemical and petroleum refining customers, as well as aluminas and adsorbents. The product offering also includes custom process catalysts, such as those that enable conversion of gas-to-liquid and syngas production, and petroleum refining catalysts. In addition, additives based on the division’s unique Distributed Matrix Structure (DMS) technology platform are offered. It includes the NaphthaMax II and Flextec refining catalysts. The division also serves markets for polyolefin catalysts with catalysts, such as Lynx 1000.

Materials Services

Materials Services supports the catalysts business and BASF’s customers with precious and base metals and related services. This is a distribution and materials services business that purchases and sells precious metals, base metals, other commodities, and related products and services. It uses a variety of pricing and delivery arrangements structured to meet the logistical, financial and price risk management requirements of BASF, its customers and suppliers. Additionally, Materials Services offers the related services of precious metal refining and storage, and produces precious-metal salts and solutions.

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

Intermediates division

Amines

BASF is among the world’s top three producers of amines, which are principally used to make detergents and cleaning products, process chemicals, agricultural products and pharmaceuticals. BASF offers approximately 140 different amines worldwide. Key products include ethanolamines, ethyleneamines, alkylamines, alkylalkanolamines and various specialty and aromatic amines. Several chiral intermediates are of increasing importance for pharmaceuticals and agricultural products. As gas treatment technology we offer aMDEA®, short for activated methyldiethanolamine, for the removal of acid gases like hydrogen sulphide and carbon dioxide.

Butanediol and its derivatives

BASF is the world’s largest manufacturer of 1,4-butanediol, which is a chemical building block for products such as polyesters and polyurethanes. Its derivatives are used to manufacture products ranging from fibers to paints and include tetrahydrofurane, PolyTHF®, gamma-butyrolactone and N-methylpyrrolidone.

Polyalcohols and Specialties

Our polyalcohols such as 1,6-hexanediol (HDO®) and neopentylglycol (Neol®) are mainly used to produce a wide range of coatings. In addition, BASF offers specialties like carbonates and various special acetylenics, such as vinylmonomers and higher alkylpyrrolidones.

Acids and Specialty Intermediates

This product group comprises both commodity acid products and specialty intermediate products. Carbon acids such as formic acid, propionic acid and 2-ethylhexanoic acid can be used to manufacture preservatives for the feed and food industries as well as auxiliaries for textile and leather applications. Specialty intermediates, such as derivatives of phosgene including acid chlorides and chloroformates, glyoxal and its derivatives, glutaraldehyde and various other chemicals, such as formamide and triphenylphosphine, are often used in the manufacture of paper, polymers, textiles and leather products.

Division Information

Inorganics

BASF’s Inorganics division manufactures about 550 products of which approximately 50% are used captively. The remainder is sold to external customers worldwide in a broad range of industries.

In 2006 the Inorganics division’s sales to third parties were €1,134 million. Thereof, Europe accounted for 66%; Asia Pacific for 22%; North America (NAFTA) for 8%, and South America, Africa, Middle East for 4%. The catalysts business unit, which was previously part of the Inorganics division, was assigned to the new Catalysts division effective January 1, 2006. Inorganics division’s sales have been adjusted accordingly.

BASF is one of the largest manufacturers of electronic chemicals for use in the production of semiconductors. In 2006, BASF began construction of a new integrated production plant for these process chemicals in Ludwigshafen, Germany. The new production facility will serve European customers in the semiconductor industry. It is scheduled to open at the end of 2007. Additionally, BASF established a clean-room laboratory and a technical application center in Ludwigshafen in the fall of 2006.

The Inorganics division competes on the basis of strong customer relationships, comprehensive product services and price. In the market for specialty products, the division also competes with innovative products, such as electronic grade chemicals and specialties like inorganic powders for injection molding. The Inorganics division sells its products primarily through BASF’s own sales force as well as through distributors.

BASF’s Inorganics division faces a variety of competitors. BASF considers Arkema, Yara, DSM, Degussa and Gentek to be the main competitors of the Inorganics division. In the market for glues and impregnating resins, Nordkemi and Arkema are among BASF’s competitors.

Catalysts

The new Catalysts division is comprised of the catalysts businesses and precious metal operations of Engelhard Corp., acquired in June 2006, as well as of BASF’s previously existing catalyst business. The division develops, manufactures and markets environmental and process catalysts and related technologies to a wide range of markets and customers globally and also actively trades precious and base metals to meet the logistical, financial and price risk requirements of BASF, its customers and suppliers.

In 2006, Catalysts division sales to third parties were €2,411 million. Thereof, Europe accounted for 39%; North America (NAFTA) for 36%; Asia Pacific for 15%; South America, Africa, and the Middle East for 10%.

Key success factors for the Catalysts division are achieving technological and cost leadership by continuous process and product innovation and exploiting the growth potential for our environmental technologies, especially in Asia. Customer demand for environmental technologies is driven by increasingly stringent environmental regulations being adopted worldwide. There is no significant seasonal impact on the division’s businesses. The main raw materials are precious metals and natural gas. BASF has maintained strong, long-standing relationships with many of the primary suppliers of platinum group metals around the world, ensuring availability of precious metals, such as platinum, palladium and rhodium for its customers and for its own manufacturing. Precious metal prices can be affected by high volatility, however most of the precious metals are provided in advance by the customers. The customers often purchase these metals from our Materials Services business, but they may also be supplied by other sources.

The Catalysts division markets its technologies through its own sales force as well as through distributors. BASF is among the top three providers worldwide of the main products and services of the Catalysts division’s businesses. BASF considers Johnson Matthey, Umicore, and Delphi to be the main competitors in the environmental and emissions control markets. In the chemical and process catalysts market, we consider WR Grace, Süd-Chemie, Albemarle, Johnson Matthey and Dow Chemical to be the key competitors.

Petrochemicals

The Petrochemicals division sells more than 200 products and represents the first step in BASF’s Verbund approach to integration for the company’s petrochemical-based, high-value products.

In 2006, the Petrochemicals division’s sales to third parties amounted to €5,754 million. Thereof, North America (NAFTA) accounted for 49%; Europe for 36%; Asia Pacific for 13%; and South America, Africa, Middle East for 2%.

The Petrochemicals division sells products through BASF’s own sales force as well as through wholesalers. Specialty chemical and other chemical companies are the primary external customers of this division, some of which are also competitors of BASF. Our steam crackers, the core of the petrochemicals division, mainly supply products for captive use within the company, although BASF does maintain positions in the merchant markets for olefins to ensure high capacity utilization. Approximately 40% of the division’s total sales are to other BASF divisions.

The Petrochemicals division produces commodities that are subject to cyclicality in pricing. Changes in raw materials prices have an almost immediate effect on the division’s financial performance. Competition in the market is based on strong customer relationships, comprehensive product services and price.

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

In 2006, the Intermediates division’s sales to third parties were €2,273 million. Thereof, Europe accounted for 51%; Asia Pacific for 27%; North America (NAFTA) for 17%; and South America, Africa, Middle East for 5%.

The majority of the Intermediates division’s products are sold externally. They are generally quite resilient to economic cycles and are often the result of multi-step production processes within BASF. The division additionally sells many of its products within BASF, with internal transfers accounting for approximately 25% of the division’s total sales.

In addition to our ‘value over volume’ strategy, the key to the Intermediates division’s success lies in achieving technological and cost leadership, offering customized products and increasingly, developing a global production presence.

BASF sells this division’s products through its own sales force as well as through distributors. BASF is among the top three producers worldwide of the main products of its four strategic intermediates’ business units. BASF considers Taminco, Dow and Huntsman to be the main competitors in the amines markets. In the butanediol and derivatives market, the company’s main competitors are ISP, Invista, Lyondell, Dairen, Mitsubishi Chemicals and new entrants, especially from China. Eastman Chemical and Ube Industries are considered to be the main competitors in the areas of polyalcohols and specialties. Finally, the main competitors for BASF’s acids and specialty intermediates business are Kemira and Perstorp.

PLASTICS

Segment Overview

BASF is one of the world’s leading plastics manufacturers and offers one of the industry’s most comprehensive product ranges. The segment is organized into three divisions: Styrenics, Performance Polymers, and Polyurethanes. Key information is provided in the following table:

Million €

	2006	2005	2004
Sales to third parties	12,775	11,718	10,532
Percentage of total BASF sales	24%	27%	28%
Intersegmental transfers	526	471	677
Income from operations	1,192	1,015	694
Additions to property, plant and equipment and intangible assets	631	490	473

The Plastics segment purchases over two-thirds of its raw materials from external suppliers. The principal raw materials are benzene, toluene, ethylene, propylene, butadiene, acrylonitrile, cyclohexane and ammonia. BASF has a policy of maintaining multiple suppliers for raw materials of its Plastics segment in order to remain independent from any dominant supplier.

For products such as styrene and isocyanates, where economies of scale are most important, plants tend to be located at our Verbund sites. For higher margin products such as polyurethane systems, plants tend to be regionally located to foster closer relations with our customers.

Segment Strategy

BASF’s Plastics segment seeks to strengthen its position in the styrenics, nylon and polyurethane value-adding chains of chemistry through the following strategies:

•                  Marketing and selling products more efficiently than competitors in key regional markets: To support this strategic goal, BASF is realigning its businesses with standard products, specialties and systems solutions to meet the changing market and customer demands and is introducing new business models for the respective products.

•                  Establishing efficient business processes for standard products: In the standard products business, BASF is streamlining its portfolio to include only a limited number of product lines combined with appropriate marketing processes to consistently deliver high-quality products at minimum costs with optimum reliability.

•                  Increasing sales of selected specialty products: BASF is expanding its position in the market for specialty products that can be easily derived from the company’s value-adding chains of chemistry. These have the potential to generate competitive advantages for our customers and BASF.

•                  Boosting the efficiency of the company’s global production activities: BASF is shifting production from older or smaller plants to more efficient world-scale plants that rely on new technologies and offer substantial economies of scale. In Asia, the company is continuing to expand its production capacities and is building on its well-established base in the region.

•                  Optimizing the regional portfolios: To increase efficiency significantly, BASF is improving processes and cost structures in Europe and consolidating businesses in North America. In Asia, BASF continues to strengthen its position as one of the leading manufacturers of plastics.

•                  Working closely with customers in developing new specialties and systems solutions: For specialties as well as systems solutions, BASF is cooperating with customers in the early development phases of new applications, which is a significant factor for the long-term success of our business.

•                  Using e-commerce more extensively as a distribution channel: BASF’s sales through e-commerce channels, such as our proprietary PlasticsPortal, increased by more than 30 percent to over €4 billion in 2006. BASF expects that sales via these distribution channels will continue to increase in the future.

Research and Development

In 2006, the Plastics segment spent €145 million on research activities. We consider research and development to be a key element in ensuring the long-term success of our Plastics segment. Our research and development activities are focused on manufacturing processes and product development, including systems solutions for customers.

We seek to improve existing manufacturing processes and also to develop new cost-effective manufacturing alternatives. A good example of this is the new hydrogen peroxide to propylene oxide (HPPO) technology. Together with Dow, we developed this innovative process, which generates only the end-product propylene oxide (PO) and avoids co-products. This process is a highly cost-effective method to produce PO, and plants using this technology require a significantly lower investment compared to those based on conventional PO production processes. The construction of a world-scale plant using this process at our Antwerp Verbund site began in 2006.

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

EPS (Expandable Polystyrene)

BASF sells expandable polystyrene under the brand names Styropor® and Neopor®. The advantages of expandable polystyrene include heat insulation, high compressive strength, shock absorption, low weight and moisture resistance. Primary applications include building insulation and packaging.

XPS (Extruded Polystyrene)

BASF sells extruded polystyrene under the brand name Styrodur®. It is a green, extruded, rigid polystyrene foam that is made using carbon dioxide as a blowing agent. Styrodur® offers heat insulation, low water absorption and compressive strength. The primary application is building insulation.

SAN (Styrene-Acrylonitrile Copolymers)

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

Performance Polymers division

PA (Polyamide) and Intermediates

Ultramid® and Capron® are the trade names for BASF’s engineering plastics based on nylon 6, nylon 6,6 and other copolymers. They offer toughness and strength as well as both heat and chemical resistance. Primary applications include automotive engine intake manifolds and flame-retardant plastics for electrical components such as switches.

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

PES (Polyethersulfone) and PSU (Polysulfone)

Ultrason® S and E are the trade names for BASF’s PES and PSU plastics. The most important features of Ultrason are stiffness and resistance to water and oily substances even at high temperatures. Other important features include electrical insulation properties and dimensional stability. Primary applications include automobile oil circulation systems, headlight reflectors, microwave dishes and medical equipment.

Polyurethanes division

MDI (Diphenylmethane Diisocyanate)

MDI is a versatile isocyanate that can be used to make flexible foams as well as semi-rigid and rigid polyurethane plastics. Primary applications include furniture interiors, automotive components and shoe soles.

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

Cellular Elastomers

Cellular elastomers are sold under the names Cellasto®, Elastocell® and Emdicell® and are shock-absorbing, rigid plastics. Microcellular polyurethane parts for antivibration applications are sold, for example, as molded end-products for use as shock absorbers and buffers in the automotive industry.

Division Information

Styrenics

BASF is one of a few global producers among a multitude of regional and local suppliers. Besides the major market in Europe, the focus of the styrene polymer business remains on the emerging markets in Asia.

In 2006, the Styrenics division’s sales to third parties were €4,994 million. Thereof, Europe accounted for 47%; Asia Pacific for 27%; North America (NAFTA) for 19%; and South America, Africa, Middle East for 7%.

Overall demand for styrenics continues to rise due to economic growth in both industrialized countries and emerging markets. BASF believes that cost-efficient business processes along with an appropriate number of products manufactured in highly competitive world-scale plants are crucial to ensuring the continued competitiveness of its styrenics products. As a consequence, and in response to polystyrene overcapacities in Western Europe, the production plant of polystyrene in Tarragona, Spain was shut down permanently at the end of the year. With the acquisitions of the styrene copolymer business of Lanxess in Europe as well as in South America and of Repsol in Europe, BASF will strengthen its market position in these regions and also improve the utilization of the respective production capacities.

Volatility of raw material prices and increasing pricing pressure from low-cost producers, especially in Asia, are reducing margins. Thus, cost leadership in production and efficient business processes are important for BASF to meet the demands of our customers for consistent quality, reliable supply and competitive prices.

In specialties, BASF seeks profitable growth by focusing on specific market needs as well as by increasing application development and worldwide sales. The global business unit for specialties, which was established at the beginning of 2005, continues to develop innovative service offerings.

The Styrenics division sells products primarily through its own regional sales force, supported by BASF technical and marketing experts. The Styrenics division is increasingly relying on e-commerce (e.g. BASF’s PlasticsPortal) for distributing its products. In some areas, such as Europe and South America, nearly all orders are received through electronic channels.

BASF considers Dow and Total to be the main competitors of the Styrenics division. The division also competes in North America with Nova and in Europe with Enichem. In Asia, BASF competes with other regional competitors, such as Chi Mei, Loyal and LG Chem.

Performance Polymers

BASF is one of the world’s leading producers of engineering plastics, extrusion products and fiber intermediates. BASF successfully integrated the engineering plastics businesses of Leuna-Miramid GmbH in Europe and Lati USA Inc. in North America, which were both acquired in 2005. Furthermore, the 50:50 joint venture with Toray Industries Inc. for PBT in Kuantan, Malaysia successfully started its operations in 2006. BASF’s engineering plastics business also expanded its North American manufacturing operations with the installation of a compounding capacity at the Altamira site in Mexico.

To further support the profitable growth of our activities, a new compounding plant in Shanghai, China will come on stream in 2007, accompanied by a technical development center. Additionally, BASF will increase its capacities for the engineering plastic Ultrason® in Ludwigshafen. In NAFTA, the Polyamide production will be consolidated through the start-up of a new world-scale plant in Freeport, Texas.

In 2006, the Performance Polymers division’s sales to third parties were €2,932 million. Thereof, Europe accounted for 47%; North America (NAFTA) for 29%; Asia Pacific for 22%; and South America, Africa, Middle East for 2%.

Performance Polymers products are sold worldwide, and more than two-thirds of the customers are engineering plastics customers. This customer base consists largely of high-performance plastic molder and plastics component manufacturers in the automotive, consumer electronics, electrical equipment and packaging industries. These customers often rate product performance and customer support as important, but prices are becoming increasingly critical to customers in choosing a supplier.

To compete effectively in this market, the Performance Polymers division seeks to increase its preferred supplier status with global customers, many of whom demand collaboration in developing specific plastics applications. The division works with suppliers of automotive manufacturers to develop specific applications for parts, such as engine components, airbag housings and electronic connectors. For the electrical and electronic industries, new product grades have been especially developed to meet specific standards and offer improved processing properties.

The division’s customers for engineering plastics are primarily global companies that demand uniform worldwide standards for products and services in all major markets. BASF sells engineering plastics products primarily through its own regional sales force supported by BASF’s technical development centers in all regions. These centers not only help customers to develop applications but also independently research new markets and applications in which plastics can replace more conventional materials such as metal. In Asia, the division is expanding its sales force to build on its solid position in the market.

The markets for caprolactam and other fiber intermediate products are characterized by their large volumes, cyclicality, price competition and commodity pricing. Growth rates are usually low compared to the engineering plastics and extrusion market. The markets for extrusion grades, particularly films for food packaging, are gaining importance as they are less cyclical and show high growth rates in Asia, particularly in China. Innovation and operational excellence are critical success factors for both the extrusion and fiber intermediate markets, and therefore BASF is focusing on production synergies in these areas.

The Performance Polymers division sells products primarily through its own regional sales force, supported by the division’s technical and marketing experts. The division is increasingly relying on e-commerce as a channel for distributing its products and operates its own portal, PlasticsPortal.com.

BASF considers Celanese, DSM, Dupont, General Electric, Lanxess, Rhodia, Solutia and UBE to be the main competitors of the Performance Polymers division.

Polyurethanes

BASF’s Polyurethanes division is one of the world’s three largest producers of polyurethanes: important specialty plastics used to produce a wide spectrum of rigid, flexible, foamed and compact components for consumer products.

In 2006, the Polyurethanes division’s sales to third parties were €4,849 million. Thereof, Europe accounted for 37%; North America (NAFTA) for 31%; Asia Pacific for 26%; and South America, Africa, Middle East for 6%.

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

To build on its strong relationships with customers, the Polyurethanes division is expanding its regional activities, focusing above all on the Asian market. In Caojing, China, BASF, together with local and international joint venture partners, successfully started up an integrated manufacturing facility for MDI and TDI in 2006. On September 27, 2006, BASF and Dow Chemical began construction of a production plant for propylene oxide (PO) based on the HPPO technology at BASF’s Verbund site in Antwerp, Belgium. This technology is a joint development of BASF and Dow. BASF has also partnered with Solvay S. A. in the production of hydrogen peroxide (HP) for the HPPO process. The HPPO plant will be the first of its kind worldwide.

In 2007 BASF will significantly expand its production capacities for MDI in Antwerp, Belgium to take advantage of the growing global demand for MDI. Together with Dow Chemical BASF is conducting a feasibility study for a world-scale TDI facility in Europe. The production plant is expected to start operations in 2011.

For polyurethane systems and special elastomers, strong relationships with leading industry customers are crucial because of the highly individualized nature of these products. To strengthen its relationships with customers, BASF has established a global network of system houses. System houses are production sites that work closely with customers to provide products specially formulated for individual needs. The Polyurethanes division currently has about 30 system houses around the world in locations near customers. BASF will continue to establish or acquire more.

Global demand for all polyurethane products is expected to continue to grow faster than the global economy as the economic expansion continues. The market for polyurethane basic materials is less cyclical than the market for most other standard plastics, primarily because polyurethane basic materials are relatively specialized. Competition in the market for basic materials is based primarily on price, although product quality and technical application assistance are also important to customers.

The markets for polyurethane systems and special elastomers are even less cyclical than those for polyurethane basic materials. Competition in the market for polyurethane systems and special elastomers is based primarily on a supplier’s ability to satisfy customers’ technical application needs by providing tailormade formulations of isocyanates and polyols and also on a supplier’s ability to accommodate customers’ just-in-time manufacturing by delivering customized products quickly and at the appropriate time.

BASF considers Bayer Material Science, Dow, Huntsman, Lyondell and Shell Chemicals to be the main competitors of the Polyurethanes division.

PERFORMANCE PRODUCTS

Segment Overview

BASF is a leading global producer of construction chemicals, coatings, functional polymers and performance chemicals through its Performance Products segment. The segment’s products make essential contribution to the performance of many everyday items – from cars to houses and from detergents to diapers. The product portfolio covers a broad range of high-value chemicals, formulations and integrated chemical systems solutions for the automotive, coatings, construction, plastics, oil, paper, packaging, textile, leather, detergent, hygiene and chemical industries. The segment’s products enhance the functionality and performance of our customers’ products.

Million €

	2006	2005	2004
Sales to third parties	10,133	8,267	8,005
Percentage of total BASF sales	19%	19%	21%
Intersegmental transfers	390	352	291
Income from operations	669	863	1,128
Additions to property, plant and equipment and intangible assets	4,490	347	304

New products are key drivers of our segment’s successful growth. Products, chemical system solutions and application technologies are developed according to the specific requirements of our customers in order to meet their future challenges. The Performance Products segment focuses on partnering with customers in order to supply innovative, tailor-made solutions.

The Performance Products segment serves a broad range of customers – from multinational industrial clients and medium-sized businesses to craftsmen. We regard customers as the most important partners in making BASF’s chemical innovation happen. This partnership with our customers is built on trust and reliability. The recent acquisitions of the construction chemicals business from Degussa AG, Johnson Polymer as well as the pigment business of Engelhard Corp. have brought the Performance Products segment closer to the customer and opened up further opportunities for innovation.

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

The bulk of the production for the Performance Products segment is located at our Verbund sites to take advantage of the efficiencies offered by these sites. However, in certain cases, plants are located near our customers to reduce transportation costs, such as for construction chemicals products, or in the case of automotive OEM coatings, to meet our customers’ just-in-time delivery needs.

Segment Strategy

The segment’s strategy is to enhance the value of our business and the performance of our customers’ products by innovation, operational excellence and active portfolio management. Our target is to hold a strong position among the top three players in all markets we serve. The key elements of the segment’s success are therefore:

•                  To shape our business portfolio by actively managing our portfolio, as demonstrated by our recent acquisitions of the construction chemicals business from Degussa AG, Johnson Polymer and the pigments business of Engelhard Corp. We have added businesses in high-growth markets, which are innovation-driven, reduce our cyclicality and bring us closer to the customer.

•                  To further speed up the launch of new products, chemical system solutions and application technologies developed in research and development centers in close cooperation with our customers.

•                  To introduce new business models, such as the “system supplier for coating materials,” that integrate us into the processes of our customers.

•                  To expand our central and regional research and development centers in order to work closely with our customers to identify and develop product innovations and customer-specific system solutions.

•                  To optimize our production network at Verbund sites and at those sites that are located close to the customer across all regions, and adjust it as our customers’ industries relocate.

•                  To increase our operational excellence, especially within our standard product portfolio (e. g. acrylic monomers, standard dispersions, standard surfactants), based on maintaining best-in-class technology and setting benchmarks in total-cost-to-the-customer.

Research and Development

In 2006, the segment spent €288 million on research activities. The main focus of the segment’s research and development is on innovative and eco-efficient products and system solutions that are tailor-made for the processes and technologies of our customers. Close cooperation with customers holding leading market positions is of great importance in order to fully exploit research resources and reduce the time to market. In addition, state-of-the-art application centers and pilot plants, for instance for concrete admixtures, coatings, paper finishing or pressure-sensitive adhesives, are a key success factor. These plants and application centers allow us to deepen our understanding of the customers’ processes and to assess new chemical systems under real application conditions. In 2006, we established new technical application centers in Mangalore, India for OEM coatings and in Krieglach, Austria for concrete admixtures. We expanded our activities for textile and leather chemicals in Thane, India and for textile and leather chemicals, chemicals for detergents and formulators as well as polymer dispersions in Shanghai, China.

Recent examples of successful innovations and system solutions include the following:

•                  Expanding our Acronal® CR product portfolio for pressure-sensitive adhesives to support our customers with ready-to-use formulations compatible with the newest coatings technologies.

•                  Introducing our new OEM coating technology (Integrated Process II), which incorporates the functionality of the filler layer into the basecoat. This has led to the shortest coating process in the world, which is already used in the Mini production line in Oxford, UK (BMW Group).

•                  Launching our new functional pigment Lumogen® Black that absorbs less solar energy than conventional pigments and therefore keeps sun-exposed surfaces cooler.

Products

The Performance Products segment contains the following significant product lines:

Construction Chemicals

Admixture Systems

BASF technologies for admixture systems optimize the properties of concrete especially if it is used in extreme environments or in complex constructions projects, such as bridges, skyscrapers and tunnels. Our well known brands include: Glenium®, Rheobuild®, Pozzolith® and Meyco®.

Construction Systems

In the construction systems business, BASF offers adhesives (PCI®, Chemrex®), repair mortars (Emaco®), sports and industrial flooring (Conipur®, Ucrete®, Mastertop®), sealants (Masterflex®, Sonoplastic®), waterproofing membranes (Masterseal®), and products for wall systems and facades (Heck®, Senergy®, Colfirmit®, Rajasil®).

Coatings

Automotive OEM (Original Equipment Manufacturer) Coatings Solutions

BASF offers complete automobile coatings solutions as well as extensive technical support to major vehicle manufacturers. Most of the world’s leading automobile manufacturers are long-standing customers of BASF.

Automotive Refinish / Commercial Transport Coatings Solutions

For the refinishing of cars and commercial vehicles, BASF offers topcoat and undercoat materials under the well-known brand names Glasurit®, R-M® and Salcomix®. Most of these systems, which are sold to paint distributors and automotive repair shops, increasingly use solvent-reducing waterborne coatings as well as high-solid systems.

Industrial Coatings Solutions

BASF offers environmentally efficient systems for coating industrial products. Application technologies include precoatings, powder, electro-deposition and liquid coatings that are used on household appliances, radiator components, industrial buildings and pipes. BASF is the second-largest coil-coatings producer.

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

Superabsorbents

BASF sells superabsorbents globally primarily to the personal hygiene industry, which uses these products to manufacture diapers and other sanitary care products. Superabsorbents are also marketed for industrial applications, such as packaging or agriculture.

Adhesive and Construction Polymers

BASF’s polymer products consist mainly of polymer dispersions for the production of adhesives, paints, non-woven materials and construction chemicals. BASF’s strength lies in its technical expertise and application know-how.

Paper Chemicals

BASF offers the paper industry a comprehensive range of chemical products for many aspects of the paper production process, including the manufacture of untreated paper and paper finishing. The Functional Polymers division’s product range of paper chemicals consists of paper-processing chemicals, paper dyes and polymer dispersions for coating.

Kaolin

Effective June 2006, the kaolin business became part of the Functional Polymers division through the acquisition of Engelhard Corp. Kaolin is extracted from mines and is primarily used as coating pigment in the paper industry.

Performance Chemicals

Pigments and Resins for Coatings and Plastics

The Performance Chemicals division offers organic and inorganic pigments, pigment preparations, functional colorants, light stabilizers and resins. Through the acquisition of Johnson Polymer and the pigment business of Engelhard, the product portfolio was broadened by including water-based resins as well as effect pigments and specialty minerals. Resins are film-forming components used in UV (ultraviolet) curing coatings, urethane systems, melamine-based coatings and water-based coatings and inks. Pigments are insoluble coloring and iridescent materials used in paints, plastics, inks and other special applications. BASF’s pigments and resins are used primarily in automotive, decorative and industrial paint applications, as well as in the plastics and graphic arts industries.

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

Surfactants

BASF produces a wide range of nonionic surfactants based on aliphatic alcohols, ethylene oxide and propylene oxide. Such products are used in detergents and cleaners and textile and leather auxiliaries.

Hydrocyanic Acid Derivative

BASF produces several chelating agents based on hydrocyanic acid, which serve as process chemicals in various industries. Applications include pulp manufacturing, electroplating, laundry detergents, cleaners and photographic chemicals.

Performance Chemicals for Textiles

BASF offers textile and dyeing auxiliaries, pigment preparations for textile printing and inks for ink-jet printing technology. BASF’s product range covers a wide spectrum of textile applications.

Leather Dyes and Chemicals

BASF is one of the world’s leading producers of leather chemicals and dyes, producing a full range of products for nearly every aspect of the leather production process.

Division Information

Construction Chemicals

The Construction Chemicals division comprises the construction chemicals business that was acquired from Degussa AG on July 01, 2006. The main rationale for this acquisition was to enter into a business that reduces the cyclicality of the BASF portfolio and to exploit the potential for profitable growth via innovations driven by research and development.

In 2006, the Construction Chemicals division’s sales to third parties were €1,120. Thereof, Europe accounted for 50%; North America (NAFTA) for 28%; South America, Asia Pacific for 14% and Africa, Middle East for 8%.

BASF Construction Chemicals serves the construction industry with innovative solutions and solution packages for construction projects. Our core competence lies in concrete technology, especially concrete admixtures, but also extends to concrete curing or repair systems (admixture systems). We are the global market leader with a number one position in Europe, NAFTA and Asia Pacific. In Admixture Systems, Sika and W.R. Grace are considered to be the main competitors.

The associated fields (construction systems), such as mortar, adhesives (for tiling etc.), sealants, expansion joints and flooring, wall and roofing systems, are another pillar of our business. In this fragmented market, we have a sizeable business in several segments in the developed regions of Europe and NAFTA (e.g. tile fixing systems in Europe, sealants in NAFTA). BASF considers RPM and Mapei to be the main competitors of its construction systems business.

Our main growth drivers will be the emerging markets in Asia (especially China), Eastern Europe and the Middle East, where we expect strong construction activities in housing, industry and infrastructure, including tunneling and mining. Key success factors are excellence in formulation, manufacturing and logistics, effective technical service, constant innovation in close cooperation with lead customers, effective utilization of different sales channels and strong brand recognition.

In the future we plan to accelerate our business growth even further by rolling out technologies used in one region to the others, by establishing a sizeable business in emerging markets, particularly China, and by expanding the business in mature markets by introducing innovative products and solutions.

Coatings

BASF offers innovative and environmentally friendly products for the automotive industry, including both finishes and refinishes, and for particular segments of the industrial coatings market. BASF also sells decorative paints in South America for interior and exterior use in residential and commercial buildings.

In 2006, the Coatings division’s sales to third parties were €2,337 million. Thereof, Europe accounted for 46%; North America (NAFTA) for 24%; South America, Africa, Middle East for 18%; and Asia Pacific for 12%.

BASF’s Coatings division provides customers with innovative high-solid, waterborne and powder coating systems that reduce or eliminate solvent emissions. BASF sees significant growth opportunities for its “Integrated Process II” for automotive OEM coatings, which is in the market rollout phase. This innovative system simplifies the conventional process by requiring fewer coating layers, thus offering substantial cost-saving potential while reducing the environmental impact of auto body painting.

The key to the division’s success is maintaining preferred supplier status with major customers by collaborating with them to develop system solutions. These system solutions help the division to differentiate its product offerings from those of its competitors and foster lasting relationships with customers.

BASF sells products of the Coatings division to customers, particularly those in the automotive industry, primarily through its own sales force. Third-party distributors also sell products of the automotive refinish coatings, industrial coatings and South American decorative paint businesses. The Coatings division sells virtually all of its products to external customers.

The Coatings division also uses e-commerce as an important distribution channel, in particular for its automotive refinish coatings. In North America, customers of BASF’s automotive refinish technologies business can order products online at bodyshopmall.com. For customers in Europe, the division has established similar e-commerce portals to sell its Glasurit® and R-M® brands.

BASF considers DuPont, PPG Industries and Akzo Nobel to be the main competitors of the Coatings division, while Nippon Paint Company and Kansai Paint Company are considered to be the division’s key competitors in Asia.

Functional Polymers

BASF’s Functional Polymers division is one of the largest producers worldwide of acrylic acid and its downstream products, which are mainly superabsorbents and dispersions. Polymer dispersions are used in a multitude of industries, including the manufacturing of paper, decorative paints, adhesives, construction chemicals, non-woven materials, carpets, fibers and plastics. The Functional Polymers division also manufactures wet-end chemicals for paper production. The most important customers of the Functional Polymers division are in the paper, construction chemistry, adhesive, hygiene, coatings, chemicals and packaging industries.

Effective June 2006, the kaolin business of former Engelhard became part of the Functional Polymers division. Kaolin is primarily used as coating pigment in the paper industry.

In 2006, the Functional Polymers division’s sales to third parties were €3,387 million. Thereof, Europe accounted for 48%; North America (NAFTA) for 29%; Asia Pacific for 15%; and South America, Africa and Middle East for 8%.

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

The Functional Polymers division also uses e-commerce as a distribution channel for its products. The division is increasingly selling its products through Elemica Holding Ltd., an independent business-tobusiness e-commerce company. The division’s participation in WorldAccount, BASF’s integrated global extranet platform, will benefit its customers for adhesive and construction polymers as well as paper chemicals.

Acrylic monomers are predominantly commodities and can therefore be affected by cyclicality. Other products, particularly polymer dispersions for adhesives, paints and non-wovens; superabsorbents; and paper process chemicals are relatively resilient to economic cycles and compete primarily on the basis of product innovation and service.

BASF considers Rohm & Haas to be the main competitor in acrylic monomers and polymer dispersions. Dow, Kemira, Ciba Specialty Chemicals and Akzo are BASF’s main competitors in paper chemicals. In the superabsorbents business, BASF’s main global competitors are Degussa and Nippon Shokubai.

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

In 2006, the Performance Chemicals division’s sales to third parties were €3,289 million. Thereof, Europe accounted for 53%; North America (NAFTA) for 21%; Asia Pacific for 18%; and South America, Africa, Middle East for 8%.

The Performance Chemicals division comprises five different businesses: Coatings, Plastics, and Specialties; Automotive and Oil Industry; Detergents and Formulators; Textiles; and Leather. Each business follows its own strategy, focusing on innovative products and systems solutions for growing markets.

In 2006 the Performance Chemicals division complemented its portfolio with the integration of two acquired businesses: Johnson Polymer, with its range of water-based resins, extends our resins portfolio and the pigment business of Engelhard, known for its high value pigments, strengthens our position in the pigments market.

The division sells its products globally, with roughly 90% of its products to external customers. BASF’s own regional sales network sells most of the Performance Chemicals division’s products. Distributors sell the remainder of the products, primarily to smaller customers. In the Asia Pacific region, we are increasing our sales activities to meet the needs of growing markets, especially in the textile and leather industries, which are continuing to relocate their activities from Europe and North America to Asia.

The Performance Chemicals division’s principal competitors vary according to industry. However, BASF considers Ciba, Clariant, Shell, Sasol, Dow and Bayer to be the main competitors of the division.

AGRICULTURAL PRODUCTS & NUTRITION

Segment Overview

This segment consists of the Agricultural Products and Fine Chemicals divisions, which are treated as separate reportable operating units. The segment offers opportunities for high returns and is typically more resilient to economic cycles. Key financial information is provided in the following table:

Million €

	2006	2005	2004
Agricultural Products
Sales to third parties	3,079	3,298	3,354
Percentage of total BASF sales	6%	8%	9%
Intersegmental transfers	25	29	26
Income from operations	447	681	602
Additions to property, plant and equipment and intangible assets	88	74	100
Fine Chemicals
Sales to third parties	1,855	1,732	1,793
Percentage of total BASF sales	4%	4%	5%
Intersegmental transfers	17	28	30
Income from operations	(66)	(58)	56
Additions to property, plant and equipment and intangible assets	378	222	153

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

Capital expenditures in the Agricultural Products division involved mainly optimization measures at several sites.

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

The division is well positioned for continued profitable growth: We have a significant presence in core markets, a strong research and development pipeline, a high share of patent-protected products and high customer satisfaction.

BASF aims to grow profitably through innovation and acquisition, especially with new fungicides and insecticides and in specific applications such as seed treatment and plant health. Products recently launched from the research pipeline include the fungicides F 500® and boscalid.

The division continues to implement cost and asset optimization measures in mature or non-core segments. In 2006, it divested major parts of its Micro Flo generic agrochemical business in the United States and its global terbufos insecticide business.

Major Products

F 500® (pyraclostrobin)

F 500® (pyraclostrobin) is a major new fungicidal active ingredient of the strobilurin class of chemistry. It is highly effective, safe for crops and has a favorable toxicological and ecotoxicological profile. As of the end of 2006, F 500® had been approved in more than 60 countries for over 150 crops in over 100 indications. Products containing F 500® have been launched successfully in all regions.

Boscalid

Boscalid is one of the most recent active ingredients from our research and is highly effective for controlling fungal diseases, especially in fruits and vegetables. With its broad spectrum of activity and crop uses, boscalid is becoming the backbone of our specialty crop business, complementing our strobilurins and other molecules. Launched for the 2003 - 2004 season, it received registrations in over 50 countries for more than 200 crops in over 100 indications by the end of 2006.

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

The CLEARFIELD® Production System

The CLEARFIELD® Production System combines herbicide-resistant seeds developed by using enhanced plant breeding methods with custom-designed herbicide solutions. CLEARFIELD® crops currently being marketed include canola, sunflower, corn, rice and wheat.

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

In 2006, research spending in the Agricultural Products division was approximately 11% of the division’s sales to third parties.

BASF is currently working on developing seven new active ingredients and on one new herbicidetolerance project. These inventions are being prepared for market launch and have a peak sales potential of €800 million. Seven additional crop protection active ingredients with a peak sales potential of €1 billion are currently being introduced to the market. In 2006, BASF launched the corn herbicide topramezone to the market and advanced one new fungicide from its promising discovery pipeline to its development pipeline.

	Uses	Total Peak Sales Potential
Projects in market launch		around €1,000 million
4 fungicides	Cereals, Soybeans, Specialty Crops
2 herbicides	Cereals, Corn
1 insecticide	Non-Crop
Projects in development
(launch targeted for 2007 and later)		around €800 million
4 fungicides	Cereals, Specialty Crops
1 herbicide	Corn, Non-crop
1 herbicide tolerance	Soybeans
2 insecticides	Specialty Crops, Non-crop
Total		around €1,800 million

Markets and Distribution

In 2006, the Agricultural Products division’s sales to third parties were €3,079 million. Thereof, Europe accounted for 45%; North America (NAFTA) for 29%; South America, Africa, Middle East for 17%; and Asia Pacific for 9%.

The Agricultural Products division markets its products globally, focusing on high-value markets. The following table shows sales by product group:

Million €

Product Group	2006 Sales
Herbicides	1,215
Fungicides	1,167
Insecticides and other agrochemical products	697
Agricultural Products	3,079

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

BASF considers the main competitors of the Agricultural Products division to be Bayer CropScience, Dow Chemical, DuPont, Monsanto and Syngenta.

Governmental Regulation

In most countries, crop protection products must obtain governmental regulatory approval prior to marketing. The regulatory framework for crop protection and environmental health products is directed at ensuring the protection of the consumer, the applicator and the environment. The strictest standards are applied in the United States, Japan and Western Europe.

It generally takes five to seven years from the discovery of a new active ingredient until the dossier is submitted to the appropriate regulatory agency for product approval. The standard time frame for registration of an agricultural product is typically 30 to 36 months.

Fine Chemicals

Overview

BASF’s Fine Chemicals division develops, manufactures and sells approximately 1,000 different products, which are sold to customers worldwide in the pharmaceutical, cosmetics and nutrition industries. In all of the division’s main product groups except amino acids, BASF is one of the top two suppliers. The recent acquisitions of the Effect Pigments and Personal Care Materials from Engelhard Corp. in 2006 and Orgamol’s Custom Synthesis business in 2005, the start-up of geraniol and linalool plants in the aromachemicals business as well as our own feed enzymes production, strengthened our ability to serve our customers in strategic high value markets.

Strategy

The Fine Chemicals division aims to achieve superior growth and a leading position in the markets it serves by leveraging chemical expertise, global presence, reliability of its technical service and product quality. The Pharma Solutions and Cosmetic Solutions businesses focus on delivering innovative products and customized solutions to the markets they serve. The trend towards commoditization in the human and animal nutrition business requires the division to provide its customers with value-added products and reliable service. The division expects considerable growth in its custom synthesis business for the pharmaceuticals industry.

Products

Vitamins

BASF is the second largest vitamins producer worldwide, and vitamins account for approximately one-fourth of sales in the Fine Chemicals division. BASF markets all of the 13 naturally occurring vitamins. In six of these vitamins BASF has a production position. The Fine Chemicals division sells vitamins mainly to the human and animal nutrition industries, with a growing presence in the cosmetics industry.

Carotenoids

These are nature-identical products that provide health benefits and are also used to color food. This product line includes beta-carotene, canthaxanthine and astaxanthine.

Active Ingredients and Advanced Intermediates

The main products in this category are caffeine, pseudoephedrine, theophylline, ibuprofen, povidone iodine and isotretinoin. Beverage manufacturers account for approximately 80% of the caffeine demand, and pharmaceutical applications make up the remaining share.

Custom Synthesis

BASF offers a range of customized manufacturing and formulation capabilities to the worldwide pharmaceuticals industry. These activities are complemented by flexible, multi-product cGMP plants, in particular at the Orgamol sites in Evionnaz, Switzerland, and in St. Vulbas, France and BASF’s chemical and biotechnological research and development skills.

Polymers

The Fine Chemicals division sells highly functional polymers for diverse uses such as binders, disintegrants, coatings and solubilizers for the pharmaceutical industry, filtration aids for beverages, ingredients for hair care products such as hairsprays, styling mousses, gels and hair conditioners for the cosmetics industry.

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

Cosmetics Ingredients

These are raw materials for personal care products with the major applications being hair, skin, sun and oral care, effect pigments and beauty care solutions. The Fine Chemicals division is the world market leader in UV absorbers for cosmetic applications and offers the full range of UVA and UVB absorbers.

Aroma Chemicals

These are raw materials for flavor and fragrance compounds that are used in many consumer products industries such as the food, personal care and the fabrics and home care industries.

Research and Development

The focus of the Fine Chemicals division’s research and development activities was changed in 2005 from process innovation to product innovation. The major product launches in 2006 comprise various new vitamin and carotenoid formulations; Luviset Shape, a new polymer for hair sprays; T-Lite® Max a new UV filter; and new formulation aids for pharma ingredients. In 2006; the Fine Chemicals division spent approximately 4% of its sales to third parties on research activities (2005: approximately 4%).

Process improvements — mainly for biotechnological production processes — are ongoing to further improve our cost position.

Markets and Distribution

In 2006, the Fine Chemicals division’s sales to third parties were €1,855 million. Thereof, Europe accounted for 46%; North America (NAFTA) for 26%; Asia Pacific for 19%; and South America, Africa, Middle East for 9%.

The main customers of the Fine Chemicals division are global players in the animal nutrition, human nutrition, pharmaceuticals, personal care and flavors and fragrances industries.

BASF sells the majority of its fine chemicals products through its own sales force. Through its sales and marketing departments, BASF works closely with customers to develop systems and solutions as well as new products.

BASF’s competitive position depends to a large extent on its ability to compete on price, product quality and customer service. BASF expects the trend towards globalization and consolidation for both manufacturing and the consumer industries to continue. The trend toward commoditization for human and animal nutrition business is also continuing. Due to the unsatisfactory earnings trend, we announced a restructuring program in October 2006, which includes the consolidation of these two businesses into one organization responsible for nutrition and the closure of our nutrition research station in Offenbach/Queich, Germany. Also affected by this restructuring program will be our Lysine production in Gunsan, Korea, as our Lysine business still suffers from high raw material prices and overcapacities.

BASF considers its main competitors in the animal nutrition area to be DSM, Archer Daniels Midland, Novo Nordisk, Adisseo Group, and new entrants from China. In the human nutrition area, BASF’s main competitors are DSM of the Netherlands and several Asian companies. In pharmaceutical active ingredients, BASF considers Albemarle Corporation, Shasun, Hubei Biocause, International Specialty Products Colorcon, Degussa/Rhoem, Dow Chemical and FMC Corporation to be its main competitors, as well as a number of other Chinese and Indian suppliers. In cosmetics and aroma chemicals, LC United, International Specialty Products, Millennium Specialty Chemicals, National Starch & Chemical, Givaudan, Symrise and Kuraray are BASF’s main competitors.

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

In the E. U., similar regulatory systems are established on the national level of different member states as well as on the pan-European government level. Positive lists and negative lists in Europe regulate the usage of various substances in order to ensure consumer safety.

Plant biotechnology

BASF has identified biotechnology and genetic engineering as key technologies of the 21st century. From 2006 to 2008, BASF has earmarked €330 million for research in plant biotechnology, one of our five growth clusters.

BASF Plant Science develops plants for more efficient agriculture, healthier nutrition and for use as renewable raw materials. For example, we have developed a potato with altered starch composition for use as a renewable raw material in the paper, textile and adhesives industry. Under the name Amflora, this product is presently undergoing approval in Europe; we aim to begin commercial cultivation in several countries in 2007.

BASF Plant Science operates in eight locations in Europe and North America with more than 600 employees. We are continuously strengthening our respective activities. In June 2006, we acquired the Belgian biotechnology CropDesign N.V. The acquisition complements BASF Plant Science’s existing gene discovery and extends its leading position in access to agronomically important genetic traits. CropDesign has specialized in traits that, for example, increase yields in crops, such as corn and soybeans, or make them more resistant to drought.

The CropDesign’s genetic traits strengthen the already existing pipeline of BASF Plant Science. One key technology of our research is the metabolic profiling of Metanomics, our subsidiary in Berlin, Germany. At Metanomics, scientists identify the metabolic function of plant genes, thus making it easier to develop plants with the desired characteristics. Our database contains over 1.5 million metabolic profiles. They represent more than 35,000 genes out of model crops, field crops and other sources. The knowledge gained by BASF in this field is unparalleled and opens up significant opportunities for the future. Since plant biotechnology is a corporate technology platform, expenses are reported under “other.”

OIL & GAS

Segment Overview

BASF conducts the activities of its Oil & Gas segment through Wintershall Group (“Wintershall”). Wintershall and its affiliated companies are active in two sectors: Oil and Natural Gas Exploration and Production and Natural Gas Distribution and Trading. Key information is provided in the table below:

Million €

	2006	2005	2004
Sales to third parties, net of natural gas taxes	10,687	7,656	5,263
Percentage of total BASF sales	20%	18%	14%
Intersegmental transfers	1,062	723	546
Sales including intersegmental transfers	11,749	8,379	5,809
Royalties	333	281	243
Sales including intersegmental transfers, less royalties	11,416	8,098	5,566
Income from operations(1)	3,250	2,410	1,643
Additions to property, plant and equipment and intangible assets	545	624	388

(1)             Income taxes on oil production in North Africa and the Middle East that are noncompensable with German corporate income tax in the amount of €1,282 million in 2006 (2005: €1,072 million; 2004: €668 million) are not deducted from income from operations but are reported as income taxes. Please see Note 8 to the Consolidated Financial Statements.

Segment Strategy

In Europe, the segment strategy is driven by the integration of the Exploration and Production business and the Natural Gas Distribution and Trading business. Our “Gas for Europe” concept is based on the increasing demand for natural gas imports into Western Europe. Thus, one of the key drivers of our upstream activities is exploration for, and development and production of, gas in and around Europe with our midstream business bringing the gas to market.

Wintershall focuses on building strong alliances with its business partners to develop new projects. The most prominent examples include our participation with Gazprom in the Nord Stream pipeline project, the development of the Achimov formation in the Urengoy field in Western Siberia, and the development of one of the largest undeveloped Russian gas fields, Yuzhno Russkoye, in Western Siberia.

In the Oil and Natural Gas Exploration and Production business, we have increased production by 40% since 1999. This is in line with our long-term objective to increase production during the current decade by 50%. BASF’s goal is to maintain a robust ratio of proved reserves to production and a balanced portfolio of assets operated both by Wintershall and by third parties. To ensure the company’s ongoing competitiveness and efficiency, Wintershall focuses geographically on a selected number of core regions. These are Europe, North Africa, South America (Southern Cone) as well as Russia and the Caspian Sea area.

The Natural Gas Distribution and Trading strategy is based on a strong infrastructure including pipeline and storage facilities that are strategically located for gas imports to, and distribution within, Germany as well as for transit to other European countries. Sales activities are conducted mainly via WINGAS, a joint venture between Wintershall and Gazprom, which is regionally focused on Germany, the countries bordering Germany and the UK. A key element of BASF’s asset-based growth strategy is the participation, together with Gazprom and E.ON, in the Nord Stream project, which will provide Europe with 55 billion cubic meters of Russian gas in two phases with a planned start up date of the first phase in 2010. Based on significant expansions of WINGAS’s pipeline infrastructure in Germany, the planned Nord Stream pipeline will be tied into WINGAS’s European infrastructure to transport the additional Nord Stream gas volumes to the targeted markets in Germany and Europe. To support the business expansion into other European countries, we have initiated projects to build additional storage capacities in Jemgum, Germany, in Haidach, Austria, and in Saltfleetby, UK.

Reserves

The Oil & Gas segment’s most significant oil reserves are in Libya and Germany. The most significant natural gas reserves are in Argentina, Germany and the Netherlands. The Oil & Gas segment’s proved oil and gas reserves and proved developed oil and gas reserves by geographic area were as follows:

							Rest of
				The	Rest of		World
	Germany	Libya	Argentina	Netherlands	World	Total	(at equity)
At December 31, 2006
Oil (millions of barrels)
Proved reserves	68	306	54	1	1	430	12
Proved developed reserves	42	303	45	1	1	392	12

Gas (billions of cubic feet)
Proved reserves	376	232	1,408	200	14	2,230	—
Proved developed reserves	352	232	978	196	10	1,768	—

At December 31, 2005
Oil (millions of barrels)
Proved reserves	79	329	57	2	2	469	11
Proved developed reserves	50	317	44	2	2	415	11

Gas (billions of cubic feet)
Proved reserves	395	217	1,462	249	24	2,347	—
Proved developed reserves	346	209	1,000	187	21	1,763	—

At December 31, 2004
Oil (millions of barrels)
Proved reserves	82	362	48	1	8	501	13
Proved developed reserves	53	335	36	1	7	432	13

Gas (billions of cubic feet)
Proved reserves	439	217	1,530	265	12	2,463	—
Proved developed reserves	389	201	954	189	12	1,745	—

At 2006 levels of production, proved oil reserves would last approximately seven years, and proved gas reserves would last approximately eight years. For additional information on reserves, please see “Supplementary information concerning oil and gas producing activities (unaudited)” included in Item 18.

Exploration and Production

The net quantities of oil and gas produced as well as the average sales price and production cost (lifting cost) per unit of oil and gas produced in each of the last three years were as follows:

	2006	2005	2004
Oil
Net quantities produced (millions of barrels)	63	65	64
Average sales price less royalties (per barrel)	€42.46	€34.36	€22.54
Average production cost (lifting cost) (per barrel)	€3.85	€3.42	€3.06

Gas
Net quantities produced (billions of cubic feet)	278	272	258
Average sales price less royalties (per thousand cubic feet)	€2.86	€2.44	€2.26
Average production cost (lifting cost) (per thousand cubic feet)	€0.57	€0.56	€0.53

Wintershall’s total gross and net productive wells, total gross and net developed acres and total gross and net undeveloped acres (both leases and concessions) as of December 31, 2006, were as follows:

				The	Rest of			Rest of World
	Germany	Libya	Argentina	Netherlands	World (1)		Total	(at equity)

Oil
Total gross productive wells	522	72	54	9	242		899	14
Total net productive wells	245	65	17	9	12		348	7

Gas
Total gross productive wells	146	—	211	132	8		497	—
Total net productive wells	56	—	52	22	3		133	—

Oil and Gas Acreages (thousand of acres)
Total gross developed acres	188.4	53.3	274.9	110.8	81.3		708.7	1.0
Total net developed acres	66.3	51.3	67.4	19.0	6.3		210.3	0.5
Total gross undeveloped acres	3,588.0	984.1	8,470.0	2,687.2	27,332.6	(2)	43,061.9	3,367.0
Total net undeveloped acres	1,996.9	395.7	3,731.5	680.7	21,168.3	(2)	27,973.1	1,683.5

(1)    Consolidated activities only

(2)    The majority relates to Mauritania

In 2006, Wintershall spent €523 million for exploration, acquisition and investment, compared with €492 million in 2005. Thereof, €221 million was spent in Europe (2005: €239 million), €138 million in North Africa/Middle East (2005: €89 million), €102 million in Russia/Caspian Sea (2005: €70 million) and €62 million in South America (2005: €94 million).

Either directly or through its subsidiaries, Wintershall was involved in the drilling and completion of 32 exploration and appraisal wells, which resulted in 14 successful wells. As of December 31, 2006, Wintershall had begun drilling 10 additional exploratory wells.

Europe

In Germany, the offshore field Mittelplate, with approximately 200 million barrels of proved initial reserves, is the country’s largest known oil reservoir. Wintershall is a 50% partner together with RWE DEA AG. On the offshore production platform, a new drilling rig with a higher capacity was installed in 2006.

In the Netherlands, the gas discovery L5-10 was taken into production from the refurbished and modernized platform L5-C (former K10-V). Wintershall is one of the largest gas producers in the Netherlands. In April, our Norwegian subsidiary Wintershall Norge A.S. was established and in July the license 273 was awarded. During the sixth license round in Denmark we acquired three exploration blocks. Exploration will be operated by Wintershall with a share of 35%.

North Africa/Middle East

In Libya, Wintershall operates eight onshore oil fields and produces associated natural gas for local consumption. In 2006, the development of existing fields and new fields continued. During the third EPSA-IV round we acquired blocks 1 – 4 in area 201 in the Kufra basin and will be the operator with a share of 65%. Offshore Libya, Wintershall holds a 12.5% interest in the Al Jurf oil field. As announced, Gazprom plans to take over 49% in a company holding onshore exploration and production rights in Libya.

In Mauritania, we are active in two onshore and one offshore exploration blocks. Offshore Qatar, the potential of an appraisal campaign is being evaluated.

South America/Southern Cone

Wintershall produces substantial volumes of its natural gas in Argentina. Off the coast of Tierra del Fuego, the Aries gas field began production in January 2006. Wintershall holds a share of 37.5% through its subsidiary Wintershall Energia. Furthermore, Wintershall continued its exploration efforts with both operated and non-operated licenses.

Russia and Caspian Sea area

BASF has a cooperation agreement with Gazprom that provides a legal and commercial framework for common field development projects. Wintershall and Gazprom are cooperating in the development of large gas/condensate fields in Western Siberia. In the first project, the development of the Achimov formation in a part of the Urengoy field, two of the six wells of the first project phase were completed successfully. Progress in construction of the surface facilities will lead to a production start-up in mid 2007.

Wintershall plans to be a partner with 25% minus one share in Severneftegazprom (SNG), which is the license owner of the Yuzhno Russkoye gas field in Western Siberia. Additionally, Wintershall plans to receive a further 10% in the company in the form of non-voting preferred shares resulting in an economic participation of 35% minus one share. The intended participation will significantly increase Wintershall’s natural gas reserve base.

In the Volga region, the joint venture company Wolgodeminoil, with its partners Wintershall and Lukoil, continued oil exploration and production activities.

Offshore Turkmenistan, the first exploration well was plugged and abandoned.

Risks and opportunities

In general, oil and gas exploration and production activities require high levels of investment and entail special economic risks and opportunities. These activities tend to be highly regulated and companies engaging in these activities generally may face intervention by governments in matters such as:

•                  The award of exploration and production licenses,

•                  The imposition of specific drilling and other work-related obligations,

•                  Environmental protection measures,

•                  Control over the development and abandonment of fields and installations,

•                  Restrictions on production and

•                  Imposition of special tax regimes on hydrocarbon production.

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

Wherever possible, Wintershall arranges capital investment guarantees by the German government to protect its investments. German government guarantees currently cover a total investment volume by Wintershall of approximately €719 million, including inventory of raw materials and supplies.

General uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of any reserve estimate is a function of the quality of available data, reservoir engineering and geological interpretation and judgment. Results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. In addition, changes in oil and natural gas prices could have an effect on the economically recoverable reserves. Accordingly, reserve estimates could be materially different from the quantities of oil and natural gas that are ultimately recovered. To reduce uncertainties, Wintershall has used for some years independent, internationally recognized reserve auditors to perform reserves audits of its major oil and gas fields.

Natural Gas Distribution and Trading

BASF conducts its natural gas distribution and trading activities in two joint ventures with Gazprom export, a subsidiary of Gazprom.

•                  WINGAS, in which Wintershall currently has a 65% share and

•                  WIEH, in which Wintershall has a 50% share, although profit distributions are differentiated according to customers and sales countries.

In 2007, Gazprom plans to increase its share in WINGAS from 35 to 50% minus one share (see also Item 4. Information on the Company — History and Development of the Company).

WINGAS owns and operates a large pipeline system in Germany that is more than 2,000 kilometers in length and is currently the third largest German natural gas transmission and distribution company. The company also owns and operates the largest underground natural gas storage site in Western Europe with a working gas capacity of 157 billion cubic feet.

Capital expenditures of WINGAS and its subsidiaries in 2006 totaled €134 million. The main projects were the extension of pipelines and the construction of compressor stations to increase the capacities of STEGAL and WEDAL as well as the ongoing development of the gas storage facility in Haidach, Austria.

In 2006, the name of the North European Gas Pipeline Company (NEGP) was changed to Nord Stream AG. Nord Stream is a pipeline that will run from Vyborg in Russia through the Baltic Sea to Greifswald in Germany where it will be connected with the pipeline systems of WINGAS and E.ON Ruhrgas. Gazprom will participate with 51% and BASF and E.ON AG with 24.5% each. A potential participation of the Dutch company, Gasunie, would reduce our share to 20%.

Procurement of Russian gas is supplemented by purchases of West European gas. In 2006, WINGAS entered into several procurement contracts with a range of West European suppliers to diversify its procurement portfolio. Moreover, WINGAS used procurement opportunities at West European trading hubs, such as the National Balancing Point (NBP) in Great Britain and Zeebrugge in Belgium.

WIEH exclusively acts as a trading company, purchasing Russian natural gas and marketing it to WINGAS and VNG-Verbundnetz Gas AG, a transmission and distribution company in Eastern Germany in which Wintershall has a 15.8% share. WIEH also markets Russian natural gas in central Europe through its wholly owned Swiss subsidiary WIEE.

Due to new European and German legislation, the WINGAS gas transmission division was transferred into an independently operating wholly owned company on January 1, 2006.

The sales volume of WINGAS, WIEH and WIEE totaled 1,198 billion cubic feet compared with 1,127 billion cubic feet the year before. BASF’s consolidated sales volume in 2006 was 847 billion cubic feet, representing a 6% increase over the previous year’s sales volume of 797 billion cubic feet. WINGAS’s biggest customer is BASF’s own Verbund site in Ludwigshafen. In 2006, BASF purchased approximately 114 billion cubic feet for its Ludwigshafen site and other sites in Germany and Belgium. Approximately 37 billion cubic feet were sold to other BASF companies in Germany and Great Britain, and 11 billion cubic feet were sold to WIEH.

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

Although BASF believes that its production sites and operations currently fully comply with all applicable laws and regulations, these laws and regulations have required, and in the future could require, BASF to take action to remediate the effects on the environment of the prior disposal or release of chemicals, petroleum substances or waste. Such laws and regulations have applied, and in the future could apply, to various sites, including BASF’s chemical plants, oil fields, waste disposal sites, chemical warehouses and natural gas storage sites. In addition, such laws and regulations have required, and in the future could require, BASF to install additional controls for certain emission sources, undertake changes in its operations in future years and remediate soil or groundwater contamination at current and/or former sites and facilities.

BASF’s operating costs for environmental protection totaled €657 million in 2006. These costs are recurring or one-time costs associated with sites or measures that are incurred in the avoidance, reduction or elimination of deleterious effects on the environment. They include the costs of disposal sites, such as wastewater treatment plants and residue incinerators. They also comprise different levies such as effluent levies and water levies, costs for disposal services by third parties, monitoring, analyses and surveillance carried out by mobile and stationary units as well as research and development costs for reducing the incidence of residues. BASF spent approximately €116 million in 2006 on capital expenditures for pollution control devices and equipment.

BASF also incurs costs to remediate the impact of the past disposal as well as the release of chemicals or petroleum substances or waste, both at its own sites and at third-party sites to which BASF sent waste for disposal. Worldwide, BASF had established provisions of €271 million for cleanup costs at such sites as of December 31, 2006, and €253 million as of December 31, 2005.

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

For information on provisions for environmental protection and remediation costs, see Note 21 to the Consolidated Financial Statements included in Item 18.

BASF also establishes provisions for currently known potential soil contamination at BASF sites that are still in operation. In general, investigations into potential contamination and subsequent cleanups are only required when a site is closed and the existing production facilities dismantled. Taking into account BASF’s experience to date regarding environmental matters and currently known facts, BASF believes that capital expenditures and remedial actions necessary to comply with existing laws and conditions governing environmental protection, exceeding the existing provisions, will not have a material effect on BASF’s consolidated financial condition or results of operations.

In connection with the onshore and offshore oil and gas activities conducted by BASF’s subsidiary, Wintershall, BASF is subject to an increasing number of international and national laws, regulations and directives governing the protection of the environment.

Wintershall performs environmental impact studies where new oil and gas activities are planned and complies with all applicable environmental regulations during and after onshore and offshore exploration and production. It is impossible to accurately predict the effect of future developments in such laws and regulations on Wintershall’s future earnings and operations. BASF can make no assurance that Wintershall will not incur material costs and liabilities relating to environmental matters.

In recent years, the operations of all chemical companies have become subject to increasingly stringent legislation and regulations related to occupational safety and health, product registration and environmental protection. Such legislation and regulations are complex and constantly changing and there can be no assurance that future changes in laws or regulations would not require BASF to install additional controls for certain of its emission sources, to undertake changes in its manufacturing processes or to investigate possible soil or groundwater contamination and remediate proven contamination at sites where such cleanup is not currently required.

The European Union has passed new legislation on chemicals (REACH) to govern the registration, evaluation and authorization of chemicals. The new legislation will come into force in the relevant E.U. member states on June 1, 2007. We have been actively involved in numerous E.U. projects to support the efficient and economically practicable implementation of REACH and are now making detailed preparations for its introduction. We expect implementation to be associated with expenses of approximately €50 million per year in the period up to 2018.

Within the framework of E.U. emissions trading, the BASF Group was allocated allowances (EUA) for approximately 7 million metric tons of carbon dioxide (CO2) per year for the affected plants at our European sites for 2006. For the second trading period (2008 to 2012), a number of chemical plants will also be included in the Europe-wide trading system.

SUPPLIES AND RAW MATERIALS

Raw materials procurement

The major raw materials that feed BASF’s Verbund production sites are hydrocarbon-based raw materials such as naphtha and LPG (liquefied petroleum gas). These are feedstocks for the steam crackers that are operated in Ludwigshafen, Germany; Antwerp, Belgium; Port Arthur, Texas, United States and Nanjing, China. BASF monitors the market for naphtha and hedges its exposure by using swaps and options. Other important hydrocarbon-based raw materials are natural gas, benzene and propylene. For its German operations, BASF primarily sources its natural gas from Russia by means of long-term natural gas supply contracts. In the United States, BASF secures its natural gas requirements based on shorter-term supply contracts related to national sources with various suppliers. Other important raw materials for BASF include cyclohexane, ammonia, titanium dioxide and methanol.

BASF applies e-commerce as a tool to continuously improve the efficiency of its procurement processes. This has a positive impact on process times and process quality. BASF uses the electronic marketplace cc-hubwoo, in which we own a stake, for procuring technical goods and services. BASF has integrated the marketplace Elemica in the purchasing processes for raw materials. Elemica is used as trading platform for chemical products by more than 230 customers and suppliers.

BASF has a policy of maintaining, when possible, multiple sources of supply for its raw materials. BASF has not experienced any ongoing major difficulty in obtaining sufficient supplies of raw materials in recent years and believes it will generally be able to obtain them at competitive market prices in the future. However, BASF cannot guarantee that unforeseen developments will not adversely affect its ability to obtain sufficient, competitively priced raw materials in the future.

ORGANIZATIONAL STRUCTURE

BASF Aktiengesellschaft is the ultimate parent company of the BASF Group. The Group operates in five business segments that encompass BASF’s 14 operating divisions. The business segments are reportable segments except for the business segment Agricultural Products & Nutrition, which is treated as two reportable units, disclosing separately the Agricultural Products and Fine Chemicals divisions.

Business operations are run by 68 regional and global business units, organized along business or product lines. As profit centers, they are responsible for all business operations – from production to marketing and sales, with processes oriented to their customers.

In addition to its operating divisions and business units, BASF has three corporate divisions that support the Board of Executive Directors in directing the company’s activities, and 11 competence centers that oversee strategic activities and set global standards. The corporate divisions are Legal, Taxes & Insurance; Strategic Planning & Controlling; and Finance. The competence centers are Polymer Research; Chemicals Research & Engineering; Specialty Chemicals Research; Human Resources; Environment, Safety & Energy; Global Procurement and Logistics; Information Services; Corporate Engineering; Occupational Medicine & Health Protection; Science Relations & Innovation Management and BASF Plant Science.

The following table sets forth significant subsidiaries owned, directly or indirectly, by BASF Aktiengesellschaft:

Name of Company	Percentage owned (%)
BASF Coatings AG, Münster, Germany	100
BASF Schwarzheide GmbH, Schwarzheide, Germany	100
Elastogran GmbH, Lemförde, Germany	100
Wintershall Holding AG, Kassel, Germany	100
BASF Antwerpen N.V., Antwerp, Belgium	100
BASF Española S.L.,Tarragona, Spain	100
BASF Catalysts LLC., Iselin, New Jersey, United States	100
BASF Corporation, Florham Park, New Jersey, United States	100
BASF S.A., São Paulo,Brazil	100
BASF Company Ltd., Seoul, South Korea	100
WINGAS GmbH, Kassel, Germany	65
BASF Petronas Chemicals Sdn. Bhd., Petaling Jaya, Malaysia	60

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

At the heart of BASF’s integration strategy are its Verbund production sites, which produce a wide range of products. These can vary significantly in quantity produced and sales price. The following is a description of our operational Verbund sites and production capacities of certain significant products. Capacities are listed in metric tons per year unless otherwise noted.

Segment	Product	Production Sites
					Kuantan,
				Geismar,	Malaysia,
		Ludwigs-		Louisiana	and		Total World
		hafen,	Antwerp,	and Free-	Nanjing,	Other	Capacity /
		Germany	Belgium	port, Texas	China	Sites	Notes
Acreage / number of plants:		1,760 / 250	1,470 / 54	2,800 / 32	370 / 22
Chemicals	Ammonia	x	x				1,525,000
	Chlorine	x					360,000
	Formaldehyde condensation products	x					750,000
	Ethylene	x	x	x	x	x	2,955,000	(1)(10)
	Propylene	x	x		x	x	2,280,000	(1)(4)(10)
	Benzene	x	x		x	x	790,000	(1)(10)
	Butadiene	x				x	515,000	(2)
	Oxo C4 alcohols (calculated as butyraldehyde)	x		x	x	x	1,360,000	(3)(10)
	Plasticizers	x			x	x	395,000	(3)
	Ethylene oxide	x	x	x	x		1,175,000	(10)
	Ethanolamines and erivatives	x	x				270,000
	Alkylamines	x	x		x	x	221,000	(10)
	1,4-Butanediol	x		x	x	x	505,000	(5)(3)
	Polytetrahydrofuran	x		x		x	185,000
	1,6-Hexanediol	x		x			42,000
	Neopentylglycol	x		x		x	145,000	(6)
	Formic and propionic acid	x			x		230,000 110,000	(10)
	Phosgene derivatives	x				x	60,000
Plastics	Styrene and styrene- based polymers	x	x			x	5,789,100	(7)
	Polyamide	x	x	x		x	670,000
	Polyamide precursors	x	x	x		x	1,290,000
	Isocyanates		x	x		x	1,100,000
	Polyols		x	x		x	650,000
Plastics/ Chemicals	Propylene oxide						625,000	(8)(9)
Performance Products	Organic pigments	x				x	21,000
	HDI					x	10,000
	Polyisobutene	x	x				100,000
	Nonionic surfactants	x	x	x		x	420,000
	MethanesulfonicAcid					x	10,000
	Solventborne coatings					x	400,000
	Waterborne coatings/						45,000/
	Decorative paints					x	320,000
	Acrylic monomers	x	x	x	x	x	950,000	(3)(10)
	Superabsorbents	x	x			x	315,000

(1)

Includes the total production capacity conducted through a joint venture between BASF (60%) and Total Petrochemicals USA, Inc. (40%), of: Ethylene 935,000 metric tons; Propylene 830,000 metric tons; Benzene 110,000 metric tons (including operation of metathesis) in Port Arthur, Texas, United States.

(2)

Includes the total production capacity conducted through a joint venture between Shell Chemical Company (60%), BASF (24%) and Total Petrochemicals USA, Inc. (16%) of: Butadiene 410,000 metric tons in Port Arthur, Texas, United States.

(3)

Includes the total production capacity conducted through a joint venture between BASF (60%) and PETRONAS (40%) of: Oxo C4 alcohols 250,000 metric tons; Phthalic anhydride 40,000 metric tons; Plasticizers 100,000 metric tons; 1,4-Butanediol resp. equivalents 100,000 metric tons; Acrylic monomers 160,000 metric tons in Kuantan, Malaysia.

(4)	Includes the total production capacity conducted through a joint venture between BASF (51%) and Sonatrach (49%) of: Propylene 350,000 metric tons in Tarragona, Spain.
(5)

Includes 25,000 metric tons through BASF Idemitsu Co. Ltd. — a joint venture in Japan between BASF (67%) and Idemitsu Kosan Co. Ltd. (33%) in Chiba, Japan (capacity reflects total joint venture capacity).

(6)

Includes 25,000 metric tons per year through BASF JCIC Neopentylglycol Co. Ltd. – a joint venture in China between BASF (60%) and Jilin Chemical Industrial Co. Ltd. (40%) in Jilin, China (capacity reflects total joint venture capacity).

(7)	Capacity reflects total joint venture capacities. These include:
• 550,000 metric tons of styrene monomer through a 50 – 50 joint venture with Shell Nederland Chemie B.V. in Moerdijk, the Netherlands;
• 550,000 metric tons of styrene monomer through a 50 – 50 joint venture with Shell Eastern Petroleum Pte. Ltd in Singapore;
• 372,000 metric tons of styrene and styrene-based polymers through a joint venture between BASF (60%) and Yangzi Petrochemical Corporation (40%) in Nanjing, China; and
• 165,000 metric tons of expandable polystyrene through a 50 – 50 joint venture with Alfa Group in Altamira, Mexico.
(8)	Of which 500,000 are only for polyurethane application.
(9)

Partially conducted through a 50 – 50 joint venture with Shell Nederland Chemie B.V. in Moerdijk, Netherlands, and through a 50 –50 joint venture with Shell Eastern Petroleum Pte. Ltd. in Singapore (capacity reflects total joint venture capacity).

(10)

Includes the total production capacity conducted through a joint venture between BASF (50%) and Sinopec (50%), of: Ethylene 600,000 metric tons, Propylene 300,000 metric tons, Benzene 130,000 metric tons, Ethylene oxide 250,000 metric tons, Ethylene glycol 300,000 metric tons, Alkyl amines 36,000 metric tons, Formic acid 50,000 metric tons, Propionic acid 30,000 metric tons and Acrylic monomers 160,000 metric tons in Nanjing, China.

See “Item 4. Information on the Company—Environmental Matters” for information on environmental issues related to BASF’s properties. Additional information regarding BASF’s property, plant and equipment is contained in Note 12 to the Consolidated Financial Statements included in Item 18.

For information on BASF’s oil and natural gas exploration and production activities, see “Item 4. Information on the Company—Oil & Gas” and “Supplementary information concerning oil and gas producing activities (unaudited)” in Item 18.

Item4A.                     Unresolved Staff Comments

Not applicable.

Item 5.    Operating and Financial Review and Prospects

BASIS OF PRESENTATION

Overview

The Consolidated Financial Statements of BASF included in Item 18 of this report have been prepared based on BASF’s accounting principles in accordance with International Financial Reporting Standards (IFRS). All of the binding IFRS as well as the pronouncements of the International Financial Reporting Interpretations Committee (IFRIC) were applied.

IFRS which had not been endorsed by the European Union by the balance sheet date had no effect on BASF’s Consolidated Financial Statements.

There are certain differences relating to accounting principles that are required under U.S. GAAP but are not allowed under IFRS. The effects of BASF’s reconciliation of the differences between IFRS and U.S. GAAP for the years 2006, 2005 and 2004 are described in Note 31 to the Consolidated Financial Statements included in Item 18.

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

Outlook for 2007

For 2007, we expect continued robust growth, with real economic growth of the global economy of 3.2%. This is predicated on stable geopolitical conditions and sound economic policies.

We have based our business planning on the following assumptions:

•      Oil prices at approximately $55/barrel on average in 2007 with a downward trend in the following years

•      An average euro/dollar exchange rate of $1.30 per euro

•      Moderately higher interest rates in the course of 2007, primarily in Europe.

In the following descriptions of results of operations in the segments, we make forecasts for sales and earnings in 2007. These forecasts are based on the assumptions of the above described scenario.

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

Pension provisions and similar obligations

Obligations arising from company pension plans are based on actuarial computations made by external actuaries according to the projected unit credit method. Accordingly, assumptions must be made with regard to discount factors, salary and pension trends and, in the case of externally financed obligations, to the growth and return on the fund assets used to finance future obligations.

These assumptions are redefined as of each balance sheet date, taking into account the current circumstances. Discount factors are based on returns for securities or bonds with high credit ratings. The expected return on fund assets is based on long-term developments as observed in the capital markets as well as the respective portfolio structures. If the actual developments deviate from the assumptions made, the resulting actuarial profits or losses are offset against equity.

See Note 20 to the Consolidated Financial Statements included in Item 18 for further details with regard to the change in pension obligations and financing status.

Provisions for litigation and claims

The evaluation of risks associated with claims for damages and litigation and the determination of the amounts of related provisions are subject to considerable judgment.

It is not possible to estimate the full consequences of litigation. Corresponding provisions are established to the extent that they are considered probable and the amount can be reasonably estimated.

The level of provisions also considers the outcomes of similar cases and legal opinions, taking into account the current circumstances. The actual outcome of legal proceedings may differ considerably from these estimates. See also Note 24 to the Consolidated Financial Statements included in Item 18 for further information with regard to litigation and claims.

Deferred taxes on loss carryforwards

Tax loss carryforwards are primarily related to restructuring measures at subsidiaries in the North American (NAFTA) region. In countries in the NAFTA region, these carryforwards may be set against future taxable income for up to 20 years.

The realization of deferred tax assets on these carryforwards is dependent upon the economic development of our subsidiaries in the NAFTA region. An evaluation is affected by difficulties in predicting long-term economic developments. Significant valuation adjustments were not made to deferred tax assets on tax loss carryforwards in 2006 in view of the long carryforward period and the good economic development in the NAFTA region.

See also Note 8 to the Consolidated Financial Statements included in Item 18 for further information on deferred taxes.

Tax provisions

The use of estimates is important in determining provisions for potential losses that may arise from tax audits and litigation. We estimate and provide for potential losses that may arise from litigation and regulatory proceedings and tax audits to the extent that such losses are probable and can be estimated, in accordance with SFAS No. 5, “Accounting for Contingencies.” Significant judgment is required in making these estimates, and our final liabilities may ultimately be materially different. Significant judgment is required in determining our annual tax rate and in evaluating our tax positions. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are subject to challenge and that we may not succeed. We adjust these reserves, as well as the related interest, in light of changing facts and circumstances, such as the progress of a tax audit.

Goodwill

Goodwill is no longer to be amortized. Instead, goodwill is written off only if the carrying value of the cash-generating unit to which goodwill has been allocated is impaired. A cash-generating unit has to be reviewed at least once a year for impairment. An impairment exists if the book value of the cash-generating unit exceeds the recoverable amount, generally determined based upon the discounted value of expected future cash flows. An impairment loss will be allocated to reduce the carrying amount of goodwill first, before any other assets of the cash generating unit will be impaired.

A significant portion of goodwill is associated with the acquisition of both Engelhard Corp. and the construction chemicals business of Degussa AG in 2006 and the crop protection business of American Home Products Corporation in 2000. The value of this goodwill is not impaired given the present and future profitability of the business.

Write-offs due to impairment were not necessary in 2006.

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

See also Note 21 to the Consolidated Financial Statements included in Item 18 for further explanations with regard to the accrual of provisions for environmental protection measures and site remediation.

Impairment of long-lived assets

Impairment tests of long-lived assets are made when conditions indicate a possible loss. Impairment tests are based on a comparison of the carrying amount of the asset and its recoverable amount. The asset is written down to the recoverable amount if the recoverable amount is less than the carrying amount. The recoverable amount is the higher value of the fair value less cost to sale and the discounted value of future cash flows. The impairment is reversed if the basis for its recognition subsides.

The estimation of the cash flows is based on information available at that time, including factors such as expected sales, customer trends, operating efficiency, material, energy prices, etc. The assumptions used in the cash flow projections reflect the market conditions at the time an impairment becomes known. Assumptions are also made with regard to the discount factors.

IFRS accounting standards not yet adopted

The effects of IFRSs and IFRICs not applied or not yet endorsed by the European Union in the reporting year 2006 were reviewed:

IFRS 7 “Financial Instruments: Disclosures” requires more extensive disclosure regarding financial instruments. The disclosure requirements in IAS 32 were incorporated into IFRS 7 and extended. In addition to the existing disclosure requirements regarding the approach, presentation and measurement of financial instruments, additional information is required regarding the type and extent of risks stemming from financial instruments. As BASF already publishes extensive information in its notes to the financial statements regarding risk, it is not expected that this will have any material effect on the Consolidated Financial Statements of the BASF Group. IFRS 7 is to be applied for reporting years beginning on or after January 1, 2007.

IFRS 8 “Operating Segments” replaces IAS 14 and adopts the ‘management approach’ to reporting on the financial performance of its operating segments of the corresponding U.S. GAAP standard. This leads to segmentation based on the internal reporting structure and associated with this the disclosure of management information used for evaluating segment performance and deciding how to allocate resources to operating segments. Vertically integrated segments should be considered as operating segments if they are managed as such. IFRS 8 shall be applied for reporting years for the periods beginning on or after January 1, 2009. Earlier application is permitted. As BASF uses the same performance indicators for external reporting as for internal management reporting, it is expected that IFRS 8 will not have any effect on the Consolidated Financial Statements of the BASF Group.

IFRIC 9 “Reassessment of Embedded Derivatives” clarifies the accounting for embedded derivatives according to IAS 39. The interpretation concludes that an entity, when it first becomes a party to a contract, must assess whether any embedded derivatives contained in the contract are required to be separated from the host contract and accounted for as if they were stand-alone derivatives. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. IFRIC 9 is to be applied to reporting years for the periods beginning on or after June 1, 2006. Earlier application is permitted. IFRIC 9 will have no material effect on the Consolidated Financial Statements of the BASF Group.

IFRIC 10 “Interim Financial Reporting” addresses the interaction between the requirements of IAS 34 “Interim Financial Reporting” and IAS 36 “Impairment of Assets” and IAS 39 “Financial Instruments: Recognition and Measurement.” The interpretation concludes that where an entity has recognized an impairment loss in an interim period according to IAS 36 or IAS 39, that impairment should not be reversed in subsequent interim financial statements or in annual financial statements. IFRIC 10 shall be applied for reporting years for the periods beginning on or after November 1, 2006. Earlier application is permitted. IFRIC 10 will have no effect on the Consolidated Financial Statements of the BASF Group.

IFRIC 11 “Group and Treasury Share Transactions” regulates how to apply IFRS 2 “Group and Treasury Share Transactions” to share-based payment arrangements involving an entity’s own equity instruments or equity instruments of another entity in the same group. The interpretation requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity instruments to be accounted for as an equity-settled share-based payment transaction. The interpretation also provides guidance on whether share-based payment arrangements, in which suppliers of goods or services of an entity are provided with equity instruments of the entity’s parent, should be accounted for as cash-settled or equity-settled in the entity’s financial statements. IFRIC 11 shall be applied for reporting years for the periods beginning on or after March 1, 2007. Earlier application is permitted. IFRIC 11 will have no effect on the Consolidated Financial Statements of the BASF Group.

IFRIC 12 “Service Concession Arrangements” regulates the accounting for service concessions arrangements between private sector companies and government or other public sector entities to provide public services. IFRIC 12 will have no effect on the Consolidated Financial Statements of the BASF Group.

New U.S. GAAP accounting standards not yet adopted

SFAS 157 “Fair Value Measurements” provides further guidance for measuring fair value and expands disclosures about fair value measurements. The Statement applies to all accounting pronouncements that require or permit fair value measurements, but does not enlarge its scope. Fair value is defined as the price in an orderly transaction between market participants that would be received to sell the asset or paid to transfer the liability. SFAS 157 establishes a three-step fair value hierarchy. Highest priority is given to quoted prices in an active market. Observable data for identical assets or liabilities is preferred to prices that relate only to similar assets and liabilities. The lowest priority is given to unobservable data e.g. data that reflects the company’s own assumptions. The fair value hierarchy in SFAS 157 shows that fair value is market related and is not an entity specific value. The statement has to be applied to reporting periods beginning after November 15, 2007. BASF is currently determining the effect on the Group’s financial statements. No material effect is expected.

Interpretation FIN 48 “Accounting for Uncertainty in Income Taxes” provides specific guidance on how uncertainties in income tax positions and the resulting potential tax benefits should be recognized, measured, presented and disclosed in an enterprise’s financial statements. FIN 48 defines a “more-likely-than-not” threshold that must be met before a tax benefit can be recognized. If this condition is fulfilled for an uncertain tax position, the tax benefit is measured as the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information.  Any previously recognized tax benefit has to be derecognized in its entirety, if the threshold is no longer met.  FIN 48 requires qualitative and quantitative disclosures about potential tax benefits that have been recognized for tax purposes, but not recognized in the financial statements. FIN 48 is effective for annual financial statements covering periods beginning after December 15, 2006. The interpretation will have no material effects on the Consolidated Financial Statements of BASF Group.

RESULTS OF OPERATIONS

BASF Group

This Management’s Discussion and Analysis of Financial Condition and Results of Operations are based on IFRS and should be read in conjunction with the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements included in Item 18 of this Annual Report.

2006 was a record year for the BASF Group. Both sales and income from operations increased compared with the previous year. This can be attributed not only to acquisitions but also to the organic growth of the existing businesses.

The following table sets forth sales and income for BASF.

Million €, except per share data or certain other data

		% Change from		% Change from
Sales and Earnings	2006	Previous Year	2005	Previous Year	2004
Sales	52,610	23.1	42,745	13.9	37,537
Income from operations	6,750	15.8	5,830	12.3	5,193
Income from operations as a percentage of sales (%)	12.8	—	13.6	—	13.8
Financial Result	(223)	.	96	.	(846)
Income before taxes	6,527	10.1	5,926	36.3	4,347
Net income after minority interests	3,215	6.9	3,007	50.0	2,004
Net income as a percentage of sales (%)	6.1	—	7.0	—	5.3
Basic earnings per share	6.37	11.2	5.73	57.0	3.65

2006 compared with 2005

Sales

Sales in 2006 rose by 23.1% compared with the previous year to €52,610 million. The sales growth was due to the following factors:

	2006
	Million €	As % of sales
Volumes	2,358	5.5
Prices	3,530	8.3
Currencies	(96)	(0.2)
Acquisitions and additions to the scope of consolidation	4,240	9.9
Divestitures	(167)	(0.4)
Total	9,865	23.1

Higher sales volumes were achieved in almost all areas of our portfolio, in many businesses this was connected with increases in sales prices due to higher raw material costs. In the Oil & Gas segment sales increased due to higher crude oil and natural gas prices.

At €4,230 million, acquisitions significantly contributed to the increase in sales. Important acquisitions were:

•      Engelhard Corp., acquired on June 6, 2006

•      The construction chemicals business of Degussa AG, acquired on July 1, 2006

•      Johnson Polymer, which was also acquired on July 1, 2006

Additions to the scope of consolidation contributed €10 million to the increase in sales. Divestitures reduced sales by €167 million, particularly as the result of the sale of parts of our businesses with generic crop protection products in North America (NAFTA) in 2006 and the divestiture of the polystyrene business in the United States and Canada in 2005.

Income from Operations

Compared with the previous year, we increased income from operations by €920 million to €6,750 million. Income from operations as a percentage of sales was 12.8% compared with 13.6% in the previous year. At €2,126 million, we again earned a high premium on our cost of capital (2005: €2,354 million).

We largely offset persistently high raw material prices by increasing our sales prices. In particular, higher prices in the oil and gas business as well as increases in volumes and prices in the Plastics segment contributed to this improvement in earnings. Earnings in the Agricultural Products division were significantly lower than in 2005. This was a result of lower volumes and margins in Brazil and lower volumes for fungicides in Europe due to unfavorable weather conditions.

Income before taxes

Compared with the previous year, income before taxes increased by €601 million to €6,527 million.

The financial result decreased by €319 million to €(223) million. Interest charges increased due to acquisition financing. The financial result of the previous year contained a tax-free special gain from the sale of our 50% stake in Basell N.V.

Net income/earnings per share

In 2006, we achieved a net income after minority interests of €3,215 million. This is an increase of €208 million, or 6.9%, compared with the previous year.

Minority interests in the amount of €251 million belonged primarily, as in the previous year, to our partners in natural gas trading companies and in the steam cracker in Port Arthur, Texas.

At 46.9%, the tax rate remained approximately at the same level as in 2005. The noncompensable foreign income taxes on oil production increased from €1,072 million to €1,282 million. The capitalization of the remaining corporate income tax credit in Germany lowered income taxes. In 2005, the tax-free earnings from the sale of our stake in Basell N.V. contributed to the reduced tax rate.

Earnings per share in 2006 increased to €6.37, compared with €5.73 in 2005.

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

Net income/Earnings per share

Net income after minority interest was €3,007 million in 2005. This represents an increase of €1,003 million, or 50%, compared with 2004.

Minority interests contained profits of €161 million payable to shareholders of consolidated companies. In 2005, these were primarily our partner companies in natural gas trading and the steam cracker in Port Arthur, Texas.

The tax rate declined by 4 percentage points, mostly as a result of tax-free earnings from the sale of our stake in Basell N.V. The previous year contained non-tax-deductible write-downs on participating interests.

Noncompensable foreign income taxes on oil production rose by €404 million to €1,072 million as a result of higher oil prices.

Earnings per share in 2005 were €5.73 compared with €3.65 in the previous year.

Chemicals

Segment Data

Million €

		% Change from		% Change from
	2006	Previous Year	2005	Previous Year	2004
Sales to third parties	11,572	42.8	8,103	15.4	7,020
Thereof Inorganics	1,134	20.0	945	20.4	785
Catalysts	2,411	.	72	22.0	59
Petrochemicals	5,754	13.2	5,084	21.4	4,189
Intermediates	2,273	13.5	2,002	0.8	1,987
Intersegmental transfers	4,483	17.2	3,826	12.7	3,395
Sales including intersegmental transfers	16,055	34.6	11,929	14.5	10,415
Income from operations	1,380	4.1	1,326	3.3	1,284
Assets	10,473	70.4	6,146	17.8	5,219
Research and development expenses	178	56.1	114	16.3	98
Additions to property, plant and equipment and intangible assets	3,539	453.8	639	6.3	601

The Chemicals segment comprises the Inorganics, Catalysts, Petrochemicals and Intermediates divisions.

2006 compared with 2005

Segment Overview

In 2006, we increased sales to third parties by €3,469 million compared with the previous year, to a total of €11,572 million (volumes 9%, prices 6%, portfolio 29%, currencies –1%).

The new Catalysts division, formed after the acquisition of Engelhard Corp. on June 6, significantly contributed to the positive sales development of the segment. Engelhard’s emission-control and process catalysts business, Materials Services business as well as BASF’s existing catalysts business form the new division.

Sales in the other three divisions grew because of higher sales volumes and sales prices. All regions contributed to this growth. In Asia, we increased sales mainly due to the business at our Verbund production site in Nanjing, China, which, in 2005, was not yet in operation for the full year. Income from operations increased by 4% compared with the previous year to €1,380 million, despite significant acquisition-related charges related to the costs of the integration of Engelhard and the use of step-up on inventories. The mothballing of the THF plant in Caojing, China, was another special charge affecting earnings adversely.

Assets increased by €4,327 million compared with 2005 to €10,473 million. This was mainly due to the acquisition of Engelhard.

We expect a further increase in sales for 2007, with a significant contribution from the Catalysts division, and stable business in all other divisions. Earnings will be adversely impacted by the integration costs of Engelhard, scheduled plant turnarounds and the expansion of the steam cracker in Antwerp, Belgium in the second half of the year. We are nevertheless confident of exceeding the previous year’s strong earnings in 2007.

Inorganics

We increased sales to third parties by €189 million in 2006 to €1,134 million (volumes 11%, prices 4%, portfolio 6%, currencies –1%). High demand in all business units of the division contributed to this increase. Moreover, the growth in sales resulted from the acquisition of the electronic chemicals business of Merck KGaA in Darmstadt, Germany. This business, which was acquired in April 2005, contributed for the first time a full-year’s sales and earnings in 2006.

Income from operations in 2006 was below the previous year’s results, as significantly higher natural gas prices reduced margins, particularly for methane-based products like ammonia and methanol. The significant decline could not be offset by the earnings from inorganic specialties and basic chemicals, which improved thanks to strong demand.

The catalysts business, which was previously grouped under Inorganics, was assigned to the new Catalysts division retroactive to January 1, 2006. The previous year’s figures have been adjusted accordingly.

We expect sales to grow slightly in 2007. In particular, our businesses with inorganic specialties and electronic chemicals will contribute to this growth. Despite higher research expenses and the costs for starting up our new Electronic Materials Center Europe, we intend to achieve the earnings of the previous year.

Catalysts

The new Catalysts division consists of the catalysts and Materials Services business of Engelhard Corp., acquired in June 2006, and BASF’s existing catalysts business. We develop and produce emission-control and process catalysts, and market them worldwide. The Materials Services unit supplies precious metals and renders services to our catalysts business and to customers of BASF. We are expanding our leading role in catalyst technology through continuous process and product innovation, and also by exploiting our growth potential, primarily in Asia.

In 2006, we achieved sales of €2,411 million. The strong demand for catalysts in the emerging markets primarily contributed to this positive business trend. In addition, the global business for diesel catalysts for use in heavy-duty vehicles also developed well. New government directives on emissions have also supported our business.

Sales of emission-control catalysts for gasoline engines in North America (NAFTA) declined due to lower production of SUV’s and small trucks. The global demand for chemical catalysts and catalysts for oil refining developed well. In the Materials Services business, sales increased due to larger trade volumes and higher precious metal prices. Earnings exceeded the expectations we had before the acquisition of Engelhard. The integration is proceeding according to plan and the synergies are higher than we had expected before the acquisition.

BASF expects to achieve annual synergies of $200 million from the acquisition of Engelhard Corp., which we intend to reach by the year 2010. These effects arise primarily from the reduction of overlapping functions and processes, for instance, in administration, sales and logistics. The integration means a reduction of about 800 jobs worldwide, primarily in the United States. The integration costs, excluding the use of step-up on inventories, are expected to amount to approximately $120 million.

In 2007, we expect significantly higher sales and earnings thanks to the full-year contribution of the acquired businesses. In addition, there will be persistent growth in the areas of environmental technologies for vehicles as well as catalysts for the chemical industry and oil refining.

Petrochemicals

We significantly improved sales to third parties by €670 million in 2006 to €5,754 million (volumes 7%, prices 7%, currencies –1%). All product lines contributed to this increase. The first three quarters were characterized by persistently high crude oil and naphtha costs compared with the previous year. High volume demand for our cracker products as well as alkylene oxides/glycols, plasticizers and solvents enabled us to increase our sales prices in almost all product lines.

Income from operations exceeded the previous year’s very strong level. In addition to scheduled plant turnarounds, we also had unplanned shutdowns in Antwerp, Belgium; Port Arthur, Texas; and Tarragona, Spain, caused by power outages and flooding. Overall, our production facilities continued to operate at high capacity utilization rates. This contributed to the strong earnings.

In 2006, we largely completed the restructuring of our plasticizers production in the United States. In Pasadena, Texas, we converted the production of chemical intermediates used in the production of plasticizers from 2-ethylhexanol to 2-propylheptanol. At the beginning of 2007, new production for plasticizers will be started up there. In Europe, we are expanding the production capacity of the innovative plasticizer Hexamoll® DINCH. We have started to prepare the steam cracker expansion in Antwerp, Belgium in 2006; it will be completed in the second half of 2007.

In 2007, we expect our business to continue to develop positively. Because of the expected lower crude oil prices, the sales trend will be weaker than in 2006. Maintenance shutdowns of the crackers in Port Arthur, Texas, and Antwerp, Belgium, are planned for the second half of 2007. Assuming a continuation of the strong global economy and continued high demand, we expect earnings to match the high level of 2006.

Intermediates

In 2006, we increased sales to third parties by €271 million to €2,273 million (volumes 12%, prices 2%). Business was characterized by high demand in all product lines and regions.

We were largely able to offset significantly increased prices of important raw materials by raising our sales prices; we improved margins for some products.

The restructuring measures of 2005 led to lower fixed costs and higher capacity utilization in 2006. Income from operations was negatively impacted by special charges, especially due to the mothballing of the THF plant in Caojing, China. As a result, income from operations did not reach the level of the previous year. The mothballing of this plant is a significant measure in our worldwide restructuring of the butanediol value-adding chain, which is part of our program to increase efficiency. The plants for THF and PolyTHF® in Yokkaichi, Japan were closed.

In 2007, we expect a further increase in sales in all regions with continued strong growth in demand. Beginning in the second half of the year, we expect pressure on our margins, particularly for butanediol and its derivatives, because a number of competitors will start up new production plants, primarily in Asia. Nevertheless, in 2007 we want to improve our earnings through our measures to enhance efficiency and further increase capacity utilization rates.

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

At €6,146 million, assets were €927 million higher than in 2004 due to the following measures in our key regions:

In Europe, we successfully started up new plants. At the Ludwigshafen site, for example, we commenced production of the petrochemical cyclohexane. We also started production of triethylenediamine, an important basic product in the manufacture of polyurethanes, in Antwerp, Belgium.

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

Inorganics

In 2005, we increased sales to third parties by €160 million to €945 million (volumes 1%, prices 1%, portfolio 18%). The sales growth was mainly due to the purchase of the electronic chemicals business in April 2005.

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

Global demand in strategic business units the amines, carboxylic acids and specialty intermediates was strong in 2005. From the second quarter onward, the butanediol and derivatives business was affected by a decline in demand for PolyTHF®, in particular in Asia. This was due to a textile trading dispute lasting several months between China and the United States as well as between China and the EU. In the second half of 2005, the strategic business unit polyalcohols and specialties recovered following initially weak demand in its most important application, coatings.

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

Plastics

Segment Data
Million €

		% Change from		% Change from
	2006	Previous Year	2005	Previous Year	2004
Sales to third parties	12,775	9.0	11,718	11.3	10,532
Thereof Styrenics	4,994	10.5	4,518	1.5	4,450
Performance Polymers	2,932	0.8	2,909	12.4	2,587
Polyurethane	4,849	13.0	4,291	22.8	3,495
Intersegmental transfers	526	11.7	471	(30.4)	677
Sales including intersegmental transfers	13,301	9.1	12,189	8.7	11,209
Income from operations	1,192	17.4	1,015	46.3	694
Assets	6,911	4.1	6,639	7.3	6,187
Research and development expenses	145	7.4	135	(0.7)	136
Additions to property, plant and equipment and intangible assets	631	28.8	490	3.6	473

The Plastics segment compromises the Styrenics, Performance Polymers and Polyurethanes division.

2006 compared with 2005

Segment Overview

Sales to third parties increased in 2006 by €1,057 million over the previous year to a total of €12,775 million (volumes 5%, prices 4%).

Overall, we increased both sales volumes and sales prices. Despite further increases in raw material costs, all three divisions increased earnings. Compared with the previous year’s strong earnings, we increased income from operations for the segment by €177 million to €1,192 million. However, pressure on our sales prices increased towards the end of the year.

Despite higher volumes and improved prices, the earnings situation for styrenics continues to be unsatisfactory. We have therefore strengthened our measures to improve earnings in this division. For Performance Polymers, 2006 was characterized by the continued expansion of our business in engineering plastics. We integrated Leuna Miramid GmbH and LATI USA, Inc., which we had acquired in 2005. In the Polyurethanes division, we started up the isocyanate production complex, which was built together with partners in Caojing, China. In order to continue to participate profitably in the growing global polyurethane market, we expanded our global network of system houses.

In 2007, we aim to at least match the high level of earnings of 2006. We want to further improve earnings in the Styrenics division, successfully bring to market increased production volumes for polyurethanes and expand the position of engineering plastics in the Performance Polymers division.

Styrenics

In the Styrenics division, we achieved sales to third parties of €4,994 million in 2006. Sales were therefore significantly higher than in 2005 (volumes 7%, prices 5%, portfolio –1%). The largest increases were reported in Europe, where a strong upswing in the construction sector supported sales and made price increases possible. Business also grew in Asia. In North America (NAFTA), increased imports from Asia led to persistent price pressure. Earnings were significantly higher than the weak earnings in 2005 due to higher prices and volumes and reduced costs.

The 70,000 metric ton polystyrene plant in Tarragona, Spain, was closed at the end of the year. This step was necessary due to falling demand for polystyrene over the past three years and the resulting excess capacity in Western Europe.

Mid-year, we started a project designed to achieve a sustainable increase in the division’s profitability. In this project, global management teams are analyzing strategies and processes, optimizing costs and implementing innovation projects.

We aim to achieve an improvement in earnings for 2007. Our business in Europe as well as our global specialties business will primarily contribute to this improvement.

Performance Polymers

At €2,932 million, sales to third parties in 2006 were slightly higher than in the previous year (volumes –4%, prices 4%, portfolio 2%, currencies –1%). We increased sales prices and successfully integrated Leuna Miramid GmbH and the engineering plastics business from LATI USA, Inc. in North America (NAFTA), both of which were acquired in 2005. This represents a further strengthening of our position in engineering plastics.

We succeeded in increasing earnings despite a further rise in raw material prices. Sales price increases in all product lines, as well as worldwide growth in the sales volumes of engineering plastics, contributed significantly to this result.

We have expanded our engineering plastics business worldwide. In Kuantan, Malaysia, we started operations at a PBT plant together with our partner, Toray Industries Inc., Japan, thereby further aligning our product portfolio towards higher-value engineering plastics.

A compounding plant to support our engineering plastics business in North America (NAFTA) started operations in Altamira, Mexico. In 2007, we will start operations of a compounding plant, as well as a Technical Center for engineering plastics, in Shanghai, China. We are also increasing our capacities for our engineering plastic Ultrason® in Ludwigshafen, Germany. Our U.S. polyamide-6 production will be optimized in 2007 with the startup of a new world-scale plant in Freeport, Texas.

In the polyamides and intermediates business, we have further developed our globally managed commodity business model to capitalize on region- and segment-specific market advantages. We will expand our cooperation with our customers in the areas of development and innovation.

In 2007, we aim to match the strong level of earnings of 2006 for Performance Polymers.

Polyurethanes

Due to strong demand, we increased sales to third parties by €558 million in 2006 to €4,849 million (volumes 10%, prices 2%, portfolio 1%). All of the regions contributed to this growth. In particular, we are taking advantage of the strong market growth in Asia, and in 2006, we started operations of world-scale plants for MDI and TDI in Caojing, China, together with our partners.

We again increased income from operations, although prices for raw materials and energy were extraordinarily high in 2006 and to some extent have increased further.

BASF and Dow Chemical have laid the foundation stone at the BASF Verbund site in Antwerp, Belgium, for a production facility to manufacture propylene oxide (PO) using hydrogen peroxide (HP), using the new HPPO process. This innovative technology will ensure a cost efficient supply of propylene oxide in the future. It is the first plant of its kind in the world. BASF and Dow jointly developed the HPPO technology, and the Belgian-based Solvay Group participates in the production of the raw material hydrogen peroxide. The plant should be commissioned in early 2008 and will have an annual capacity of 300,000 metric tons. In Asia Pacific, we are expanding our business through the construction of a production site for polyurethane specialties in Shanghai, China, which is scheduled to start up in 2007. We are working with Dow to study the economic feasibility of a new world-scale TDI plant in Europe. With a capacity of 300,000 metric tons, it would be the largest plant of its kind in the world. Our MDI plant in Antwerp, Belgium, will be expanded to become the largest in the world; in the second quarter of 2007, we will increase annual capacity from 450,000 metric tons to 560,000 metric tons.

We expect continued positive growth of our customers’ industries in 2007, particularly in dynamic markets such as China. We do not expect any noticeable relief in raw materials costs. Nevertheless, we aim to achieve earnings in 2007 equal to the level of 2006.

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

We expanded our engineering plastics business worldwide. In Asia, we increased compounding capacities in Pasir Gudang, Malaysia, and in Shanghai, China. Additionally, we are building a new PBT plant in Kuantan, Malaysia, together with our Japanese partner Toray Industries Inc. This plant is scheduled to start operations in mid-2006.

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

In 2005, our capital expenditures again focused on Asia: The production facility for the basic materials MDI and TDI, which we are building with partners in Caojing, China, is scheduled to start operations in summer 2006. The additional capacities will be used to meet the constantly rising demand in Asia, and in China in particular. In addition, this facility will provide the necessary starting materials for the production of specialties in Shanghai, China, which is planned for 2007.

At our Verbund site in Antwerp, Belgium, we raised the production capacity for MDI from 360,000 to 450,000 metric tons per year in 2005 in order to meet increased demand.

Performance Products

Segment Data
Million €

		% Change from		% Change from
	2006	Previous Year	2005	Previous Year	2004
Sales to third parties	10,133	22.6	8,267	3.3	8,005
Thereof Performance Chemicals	3,289	13.8	2,889	(10.5)	3,228
Construction Chemicals	1,120	—	—	—	—
Coatings	2,337	7.2	2,180	7.8	2,022
Functional Polymers	3,387	5.9	3,198	16.1	2,755
Intersegmental transfers	390	10.8	352	21.0	291
Sales including intersegmental transfers	10,523	22.1	8,619	3.9	8,296
Income from operations	669	(22.5)	863	(23.5)	1,128
Assets	9,727	100.0	4,863	7.2	4,538
Research and development expenses	288	34.6	214	(1.4)	217
Additions to property, plant and equipment and intangible assets	4,490	1,193.9	347	14.1	304

The Performance Products segment consists of the Performance Chemicals, Construction Chemicals, Coatings and Functional Polymers divisions.

2006 compared with 2005

Segment Overview

In 2006, we were able to boost sales to third parties by €1,866 million compared with the prior year to a total of €10,133 million (volumes 2%, prices 2%, portfolio 19%).

All divisions posted increases in sales volumes. From a regional perspective, the strongest growth was in North America (NAFTA). A significant portion of this sales increase came from the businesses newly acquired in June and July, 2006. The construction chemicals business acquired from Degussa AG is managed as a new division. The pigments business for paper coating from Engelhard Corp. was assigned to the Functional Polymers division. The pigments business for the coatings and printing ink industry, also from Engelhard Corp., was assigned to the Performance Chemicals division, as was the water-based resins business for the paint and printing ink industries from Johnson Polymer. With the acquired businesses, we have complemented the portfolio of the segment with innovative, profitable and growing areas of business.  Through the integration into our existing divisions, we achieve the highest possible synergy potential.

Overall, 2006 was a successful year due to our measures to reduce fixed costs as well as the innovations we successfully brought to market, despite further increases in raw material costs and a challenging market environment in some businesses. Whereas the business in both Coatings and Performance Chemicals was successful, Functional Polymers posted a decline in earnings due to rising pressure on margins, mainly in the acrylic acid value-adding chain and with paper chemicals. Special charges resulted from various restructuring measures as well as from the integration of the acquired businesses.

Earnings in the Construction Chemicals, Performance Chemicals and Functional Polymers divisions were negatively affected by higher depreciation and amortization charges related to the acquisitions. Overall, income from operations declined to €699 million, which is €194 million below the previous year’s strong level.

Capital expenditures increased by €4,143 million to €4,490 million, largely due to the acquisitions.

In 2007, we want to increase sales and earnings in a challenging market environment. We plan to achieve this by strengthening our product portfolio through innovations and accelerating the expansion of our business in Asia.

Construction Chemicals

The new BASF division is the worldwide market and technology leader in the field of construction chemicals and systems. The concrete admixtures from the Admixture Systems business unit ensure optimal concrete characteristics, even under extreme conditions. The Construction Systems unit offers building systems, sports and industrial flooring as well as façade products.

Sales to third parties developed very positively in 2006, primarily for Admixture Systems in Europe and the Middle East, and Construction Systems in Europe and North America (NAFTA). In Asia, the weak construction market in Taiwan and Korea as well as the negative currency effect in Japan, were offset by good volume growth in Southeast Asia and Australia. Earnings growth was also positive and exceeded our expectations. The integration is being implemented rapidly; the synergy potential arising from the acquisition has been identified and is being systematically realized. We expect further increase in sales and earnings in 2007. In particular, we intend to participate in the dynamic development of the growth markets of Eastern Europe, the Middle East and China.

Coatings

Sales to third parties increased by €157 million to €2,337 million (volumes 2%, prices 3%, portfolio 2%). We were able to increase sales in all regions.

Income from operations was above the previous year. All units and regions contributed to this development.

In the area of automotive OEM coatings, our business in China, Eastern Europe and South America grew, whereas business in Japan, Western Europe and the United States declined. We expanded our system supplier business, which enables our customers to reduce the overall costs of coating processes.  In addition to supplying products, we also provide inventory management and other additional services for our customers.

In automotive refinish coatings, we increased our earnings in all regions. High demand in the commercial transport sector contributed to this, as did an expansion of business with the body shops of major automotive manufacturers.

Earnings in industrial coatings also surpassed those of the previous year, as growing coil-coating exports to Eastern Europe more than compensated for weaker business in Japan and North America (NAFTA).

In the architectural coatings business in South America, we improved our earnings with our Suvinil® brand.

We plan to further increase sales and earnings in 2007. We are expanding our presence in the growth markets of Eastern Europe and Asia, particularly in China and India, and are continuing with our measures to improve efficiency across all regions and units.

Functional Polymers

We achieved sales to third parties of €3,387 million in 2006, which represents an increase of €189 million over the previous year (volumes 1%, portfolio 5%).

Sales increased in North America (NAFTA) and Europe. The inclusion of Engelhard’s pigments business for paper coating contributed €149 million.

The performance of the individual business units was mixed: Sales of acrylic monomers were approximately at the same level as in 2005. We were unable to pass on the higher raw material costs, which led to lower margins. In 2006, we continued to follow our strategy of realizing cost advantages through competitive world-scale plants on the one hand, and increasing the sales volume of our downstream products within the acrylic acid value-adding chain on the other. In this way, we were able to increase sales in adhesives and construction polymers, primarily in Europe and Asia. Sales of superabsorbents also increased.

Income from operations failed to match the strong level of the previous year. This was primarily due to margin pressure for acrylic monomers, whose business environment is characterized by overcapacities.  Further consolidation in the paper industry is adversely impacting our business in paper chemicals. Increases in our sales prices could not completely offset higher raw material prices.

We expect a slight increase in sales in 2007, brought about by good demand conditions in all businesses, particularly for adhesives and construction polymers. Despite sustained pressure on margins in this challenging market environment, our goal is to exceed the earnings level of 2006.

Performance Chemicals

Sales to third parties increased by €400 million to €3,289 million compared with 2005 (volumes 3%, prices 2%, portfolio 9%). Of this amount, €275 million was due to the inclusion of Johnson Polymer and the pigment business for the coating and printing ink industry from Engelhard Corp.

We increased sales in the existing business due to volume growth in all businesses and regions. In particular, performance chemicals for coatings, plastics and specialties, as well as for the automotive and oil industries posted higher sales than last year. Overall, earnings from the existing business increased significantly. Performance chemicals for detergents and formulators were at the high level of the previous year, while earnings from textile chemicals were lower. In performance chemicals for leather, our restructuring measures allowed us to improve our earnings in spite of the ongoing challenging market situation.

In 2007, we expect a continuation of the positive sales development and higher earnings to which our sustained program to increase efficiency and the acceleration of the expansion of our business in Asia will contribute.

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

The strong improvement in the margins in the Performance Polymers and price increases in Performance Chemicals and Coatings had a positive effect on income from operations. The income from operations fell short of the previous year, which included the gain from the divestiture of the printing systems business.

As a result, 2005 was another successful year for the Performance Products segment despite further increases in raw material costs and a challenging market environment in some business areas. Our Verbund structure and our strong position in Asia again had a positive impact.

We increased capital expenditures by €43 million to €347 million. The most important projects were the integrated production complex for acrylic acid in Nanjing, China, and the construction of a superabsorbents plant in Freeport, Texas. In addition, we started work on the construction of a plant for raw materials for HDI-based coatings in Caojing, China.

Coatings

Sales to third parties increased by €158 million to €2,180 million (volumes - 2%, prices 3%, currencies 3%, portfolio 4%). In all regions, sales increased in local currency terms.

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

Agricultural Products

Segment Data
Million €

	2006	% Change from Previous Year	2005	% Change from Previous Year	2004
Sales to third parties	3,079	(6.6)	3,298	(1.7)	3,354
Intersegmental transfers	25	(13.8)	29	11.5	26
Sales including intersegmental transfers	3,104	(6.7)	3,327	(1.6)	3,380
Income from operations	447	(34.4)	681	13.1	602
Assets	4,458	(13.5)	5,156	3.4	4,985
Research and development expenses	334	10.2	303	11.4	272
Additions to property, plant and equipment and intangible assets	88	18.9	74	(26.0)	100

2006 compared with 2005

At €3,079 million, sales to third parties were €219 million lower than in 2005 (volumes –1%, prices/currencies –3%, portfolio –3%). Lower prices for agricultural commodities and increased energy costs negatively impacted our business in important markets. Additionally, weather conditions in 2006 limited the use of fungicides.

Sales in Europe declined by 2% to €1,389 million. A late start to the season in Northern Europe and the effects of the drought of 2005 in Southern Europe reduced demand for fungicides. As a result, competition among crop protection suppliers intensified, which led to a partial decline in prices. In contrast, the development of our business in the growth markets of Central and Eastern Europe was encouraging. Our business with innovative products for the cultivation of rapeseed, which is becoming a significant source of renewable energy in Europe, also developed favorably.

In North America (NAFTA), sales declined by 7% to €887 million as a consequence of the sale of parts of our generics business. Sales from our ongoing product portfolio were stronger than in 2005 despite difficult market conditions. A good share of this was contributed by our newly developed fungicide Boscalid, which allowed us to successfully expand our business in specialty crops.

In Asia, we increased our sales by 8% to €274 million. Despite negative currency effects and a challenging environment in the important Japanese market, we were able to grow with innovative products.

In South America, sales declined by 21% to €529 million. This was mainly due to the development in Brazil, where the appreciation of the Brazilian real put our export-oriented customers under considerable pressure. This led to reductions in both demand and price, particularly for soybean fungicides. In line with our prudent business policy, we have adjusted our business to reflect the increased market risks. Our fungicide Opera®, with the active ingredient F 500®, maintained its leading market position. In addition, we have continued to develop our business with other important crops, such as sugarcane, which is used in the production of ethanol.

Income from operations declined significantly by €234 million to €447 million. This was primarily due to unfavorable developments in Europe and Brazil. Since our sales prices are partly denominated in U.S. dollars, the appreciation of the Brazilian real put additional pressure on our margins. In addition, bad debts in Brazil adversely affected our earnings. We generated special income from our portfolio-optimization measures. This included the sale of major parts of the generics business of Micro Flo Company LLC in Memphis, Tennessee, and the global business with the active ingredient Terbufos. We increased research and development expenditure by €31 million to €334 million. As a percentage of sales, research and development expenses were 10.8%, compared with 9.2% in 2005. We further reduced our assets by €698 million to €4,458 million. Our measures to reduce current assets and our divestitures contributed significantly to this result, helped by currency effects and lower volumes. We will continue to stringently manage receivables and inventories.

For 2007, assuming improved seasonal conditions, we anticipate increased sales and earnings. In an intensely competitive environment, our innovative product portfolio puts us in a strong position, allowing us to grow profitably by exploiting significant trends in agriculture, such as the increased use of plants for renewable energy production.

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

Fine Chemicals

Segment Data
Million €

	2006	% Change from Previous Year	2005	% Change from Previous Year	2004
Sales to third parties	1,855	7.1	1,732	(3.4)	1,793
Intersegmental transfers	17	(39.3)	28	(6.7)	30
Sales including intersegmental transfers	1,872	6.4	1,760	(3.5)	1,823
Income from operations	(66)	(13.8)	(58)	.	56
Assets	1,596	7.8	1,481	13.2	1,308
Research and development expenses	70	.	70	(22.2)	90
Additions to property, plant and equipment and intangible assets	378	70.3	222	45.1	153

2006 compared with 2005

Sales to third parties rose by €123 million to €1,855 million in 2006 (volumes 2%, prices –3%, portfolio 8%). The acquisitions of Engelhard Corp. and the Orgamol Group contributed significantly to this result.

As part of the acquisition of Engelhard on June 6, 2006, we acquired two business areas, Effect Pigments and Personal Care Materials. The integration of these activities extends our customer portfolio and strengthens our position, especially in strategic cosmetic markets, such as France and the United States.

The custom synthesis business of Orgamol, acquired in late 2005, has been integrated. Sales in the standard active ingredients business declined, in particular due to the drop in the market for Pseudoephedrine in North America (NAFTA). Therefore our pharma site in Minden, Germany will be restructured to maintain its competitiveness, as announced in August 2006.

We are exposed more and more to a trend toward the standardization of products and solutions in the Animal Nutrition and Human Nutrition businesses. Therefore, in October 2006, we announced measures for more cost-efficient marketing structures, which will be implemented by year-end 2007. These measures include the combination of the Human Nutrition and Animal Nutrition businesses to form the unit Nutrition, which has already been completed, and the planned closure of the animal nutrition station in Offenbach/Queich, Germany in the second quarter of 2007. Additional steps to restructure our lysine business in Gunsan, Korea are being prepared.

Earnings were negatively impacted by charges due to restructuring measures and declined significantly, despite the partial reduction of a fine imposed by the E.U. in 2001 for the anti-trust violations related to vitamins.

We improved earnings in the aroma chemicals business, which was expanded by the startup of the geraniol and linalool plants in early 2006. Starting of our own production of feed enzymes in 2006 allowed us to increase added value and achieve cost advantages. In addition, we achieved a reduction in fixed costs, especially for marketing and sales. Assets in the Fine Chemicals division increased in 2006 compared with 2005, primarily as a result of the Engelhard acquisition. On a comparable basis, we were able to reduce our operating assets.

As a result of our measures, we will further improve the efficiency of our structures and processes, and increase earnings in 2007.

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

Oil & Gas

Segment data
Million €

	2006	% Change from Previous Year	2005	% Change from Previous Year	2004
Sales to third parties	10,687	39.6	7,656	45.5	5,263
Thereof natural gas trading	6,132	47.5	4,157	49.5	2,781
Intersegmental transfers	1,062	46.9	723	32.4	546
Sales including intersegmental transfers	11,749	40.2	8,379	44.2	5,809
Royalties	333	18.5	281	15.6	243
Sales including intersegmental transfers, less royalties	11,416	41.0	8,098	45.5	5,566
Income from operations(1)	3,250	34.9	2,410	46.7	1,643
Thereof natural gas trading	605	91.5	316	(7.1)	340
Assets	5,434	11.0	4,895	20.5	4,063
Additions to property, plant and equipment and intangible assets	545	(12.7)	624	60.8	388
Exploration expenses	167	(3.5)	173	(11.3)	195

(1)             Income taxes on oil production in North Africa and the Middle East that are noncompensable with German corporate income tax in the amount of  €1,282 in 2006 (2005: €1,072 million; 2004: €668 million) are not deducted from income from operations, but are reported as income taxes. Please see Note 8 to the Consolidated Financial Statements.

2006 compared with 2005

Sales to third parties rose by €3,031 million to €10,687 million in 2006 (volumes 7%, prices/currencies 33%). The primary reasons for this were further increases in oil and gas prices and the expansion of our natural gas trading business.

In the exploration and production business, net sales to third parties increased by €1,056 million to €4,555 million compared with the previous year. The price of Brent crude rose by just under $11 per barrel to an average price of $65 per barrel. On a euro basis, this represents an increase of €8 per barrel to €52 per barrel. Despite a regularly scheduled maintenance shutdown in Libya, oil and gas production at 111 million barrels of oil equivalent nearly reached the previous year’s high level. Natural gas production increased primarily in Argentina.

At €6,132 million, our natural gas trading business sector generated significantly higher sales to third parties than in the previous year. Higher prices and increased volumes contributed to this result. In total, natural gas volumes grew by 6.3% to 351.0 billion kilowatt hours. On a consolidated basis, gas sales volumes rose 6.0% from 233.5 billion kilowatt hours in 2005 to 247.6 billion kilowatt hours in 2006. WINGAS expanded its market position both inside and outside of Germany. A significant share of this was due to spot market trading.

Income from operations rose by €840 million to €3,250 million. In the exploration and production business sector, income from operations increased by €551 million to €2,645 million, as a result of higher prices. Included are €1,282 million from income taxes on oil production in North Africa and the Middle East that are noncompensable with German corporate income taxes. These taxes are reported as income taxes.

Income from operations in our natural gas trading business rose by €289 million to €605 million. Compared with the unsatisfactory situation of the previous year, our margins improved significantly. Spot market trading and the persistent cold weather at the beginning of 2006 had an additional positive impact on earnings.

Assets in the Oil & Gas segment rose by €539 million to €5,434 million. Capital expenditures in exploration and production related to projects in Germany, the Netherlands, Libya, and Argentina as well as the development of the ZAO Achimgaz joint venture with Gazprom in Western Siberia.

In 2006, 32 wildcat and appraisal wells were drilled in the search for new oil and natural gas deposits, of which 14 were successful. Moreover, we have acquired licenses to explore for oil and gas in Libya and in the North Sea off the coasts of Germany, Denmark and Norway. We replenished 48% of the volumes drilled in 2006. In natural gas trading, we invested primarily in the further expansion of our infrastructure.

Compared with 2005, proven crude oil reserves declined by 9% to 58 million metric tons. The reserve-to-production ratio remained unchanged at 7 years. Proven natural gas reserves declined by 5% to 60 billion cubic meters. The reserve-to-production ratio declined by 1 year to 8 years. In 2005, BASF and OAO Gazprom decided to extend their cooperation. Wintershall will receive a stake of 25% minus one share in OAO Severneftegazprom (SNG), which holds the license to explore for gas in the Yuzhno Russkoye natural gas field in Western Siberia. In addition, Wintershall will receive non-voting preferred shares and will thus hold an economic interest in SNG of 35% minus one share. With more than 600 billion cubic meters of recoverable natural gas reserves, the Yuzhno Russkoye field is approximately three times the size of Achimgaz. In return, Gazprom will increase its stake in WINGAS from 35% to 50% minus one share and receive a 49% interest in a BASF Group company that holds onshore exploration and production rights in Libya. The contractual closing is expected to take place in the first half of 2007 and will significantly increase our reserve basis. The technical concept for the natural gas pipeline through the Baltic Sea, Nord Stream (formerly North European Gas Pipeline – NEGP) has been completed and the approval process initiated. Wintershall holds a 24.5% stake in Nord Stream, which could be reduced to 20% through the inclusion of an additional partner.

In the Achimgaz joint venture for the production of natural gas and condensate from the Achimov deposit of the Urengoy field, two of six wells for the first project phase were successfully completed. The construction of the necessary infrastructure has progressed far enough such that the start of production is planned for mid-2007.

In 2007, we expect the favorable conditions that marked both business sectors in 2006 to weaken. This will only be partially offset by the ongoing good operational business in natural gas trading. Sales and earnings are thus expected to remain strong; however, we do not expect to achieve the peak values recorded in 2006.

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

Income from operations rose by €767 million to €2,410 million. Income from operations in the exploration and production business sector, which is included in this amount, increased by €791 million to €2,094 million, mainly as a result of higher prices. Income from operations includes income taxes on oil production in North Africa and the Middle East of €1,072 million that are noncompensable with German corporate income tax. These taxes are reported as income tax.

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

Proved crude oil reserves declined by 6% to 63 million tons compared with year-end 2004. The reserve-to-production ratio was seven years, compared with eight years at year-end 2004. Proved natural gas reserves of 63 billion cubic meters declined by 5% compared with the previous year. The reserve to-production ratio is nine years.

To further extend our long-standing cooperation with our Russian partner Gazprom, we signed a memorandum of understanding covering the entire value-adding chain – from production and transportation through to natural gas trading. Under the terms of the memorandum of understanding, Gazprom is to increase its stake in WINGAS. The Yuzhno Russkoye field in Western Siberia is to be developed jointly. It is also planned to jointly construct the North European Gas Pipeline (NEGP) through the Baltic Sea. Following startup, which is scheduled for 2010, WINGAS is to obtain up to 9 billion cubic meters of gas per year for the next 25 years from the new pipeline.

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

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth the summarized cash flows of BASF in each of the last three fiscal years:

Million €

Statement of cash flow	2006	2005	2004
Net income	3,215	3,007	2,004
Depreciation and amortization of intangible assets, property, plant and equipment and financial assets	2,994	2,427	3,119
Changes in net working capital	10	250	(193)
Miscellaneous items	(279)	(434)	(296)
Cash provided by operating activities before external financing of pension obligations	5,940	5,250	4,634
External financing of pension obligations (CTA)	—	(3,660)	—
Cash provided by operating activities	5,940	1,590	4,634
Payments related to tangible and intangible assets	(2,411)	(1,948)	(2,057)
Acquisitions / divestitures	(6,240)	995	570
Financial investments and other items	237	247	254
Cash used in investing activities	(8,414)	(706)	(1,233)
Capital increases / repayments	(920)	(1,425)	(781)
Changes in financial liabilities	4,574	299	(203)
Dividends	(1,233)	(982)	(852)
Cash provided by (used in) financing activities	2,421	(2,108)	(1,836)
Net changes in cash and cash equivalents	(53)	(1,224)	1,565
Cash and cash equivalents as of beginning of year and other changes	887	2,132	521
Cash and cash equivalents as of end of year	834	908	2,086

2006 compared with 2005

Cash provided by operating activities

In 2006, cash provided by operating activities was €5,940 million due to the significant rise in cash earnings. Before the external financing of pension obligations in 2005, this represents an increase of 13.1% over the previous record year of 2005. Despite the significantly higher volume of business, working capital decreased slightly.

Miscellaneous items primarily reflects the reclassification of gains on the sale of securities and on divestitures, which is included as part of cash inflows under cash used in investing activities.

Cash used in investing activities

Net expenses increased to €8,414 million compared with €706 million in 2005. This significant increase was primarily due to acquisitions, whereas in 2005 we received proceeds from the sale of our stake in Basell N.V.

Expenditures for acquisitions totaled €6,397 million and were primarily attributable to:

•                                          the acquisition of Engelhard Corp., whose shares we purchased for €3.8 billion;

•                                          the construction chemicals business of Degussa AG, whose equity we acquired for €2.2 billion; and

•                                          Johnson Polymer, which we acquired for €379 million.

We generated proceeds of €157 million from divestitures. This primarily resulted from cash inflows related mainly to portfolio optimization measures in the Agricultural Products division.

We invested a total of €2,411 million in property, plant and equipment and intangible assets. This is 23.8% more than in the 2005. Capital expenditures were thus again below the level of depreciation and amortization. On a regional basis, these capital expenditures were as follows:

%
Capital expenditures by region	2006	2005	2004
Europe	47	57	56
North America (NAFTA)	41	11	12
Asia, Pacific	7	28	28
South America, Africa, Middle East	5	4	4
Total	100	100	100

We spent €201 million on financial assets, marketable securities and financial receivables. The disposal of long-term assets and the sale of securities generated proceeds of €438 million.

In the Chemicals segment, capital investments, including acquisitions, rose by €2,900 million compared with the previous year to €3,539 million in 2006. Major projects included:

•                                          the acquisition of Engelhard Corp., and the integration of its catalysts activities, including its materials services business, in the new Catalysts division;

•                                          the construction of a plant for the production of alkylethanolamine in Geismar, Louisiana; and

•                                          the increase in production capacity of the steam cracker in Antwerp, Belgium, for catalysts in Pasadena, Texas as well as for Hexamoll® DINCH in Ludwigshafen, Germany.

In the Plastics segment, we spent €631 million on capital expenditures in 2006. This represents an increase of 28.8% compared with the previous year. Among the important capital investments were:

•                                          the startup of plants for TDI and MDI in Caojing, China; for PBT in Kuantan, Malaysia and for Ecoflex® in Schwarzheide, Germany;

•                                          the construction of a PUR systems house, a compounding plant for engineering plastics and a production plant for TPU in Shanghai, China;

•                                          the acquisition of a DNT plant in Geismar, Louisiana;

•                                          the expansion of production capacity for polyamide 6 in Freeport, Texas for Polyol in Geismar, Louisiana and for Ultrason®‚ in Ludwigshafen, Gemany; and

•                                          the start of construction of a hydrogen peroxide and HPPO plant in Antwerp, Belgium.

In the Performance Products segment, investments in 2006 including acquisitions increased from €347 million to €4,490 million. The most important projects were:

•                                          the acquisition of the construction chemicals business of Degussa AG and of Johnson Polymer, a producer of water-based resins,

•                                          the integration of the pigments business from the acquisition of Engelhard Corp.,

•                                          the expansion of the plant for acrylic acid and superabsorbents in Antwerp, Belgium and

•                                          the construction of a plant for superabsorbents in Freeport, Texas and of a plant for HDI-based raw materials for coatings in Caojing, China.

In the Agricultural Products & Nutrition segment, we spent €466 million on capital expenditures, including acquisitions, in 2006 compared with €296 million in the previous year.

•                                          The Agricultural Products division invested €88 million, mainly in optimization measures at various sites.

•                                          The Fine Chemicals division spent €378 million on capital expenditures mainly for the acquisition of the Effect Pigments and Personal Care Materials business from the acquisition of Engelhard Corp. and optimization measures at various sites.

In the Oil & Gas segment, we invested €545 million compared with €624 million in 2005. Key projects included:

•                                          the development of the Achimov formation in the Urengoy field;

•                                          the Haidach natural gas storage project in Austria;

•                                          the capacity expansion of the natural gas pipeline WEDAL; and

•                                          development of new oil and natural gas storage facilities in Libya and Argentina.

Cash provided by financing activities

In 2006, cash provided by financing activities was €2,421 million compared with €(2,108) million cash used in 2005.

We spent a total of €938 million to buy back 14.7 million shares at an average price of €63.84 per share.

€1,233 million was paid in dividends and profit transfers in 2006. Of this amount, €1,015 million, or €2.00 per share, was for dividend payments to shareholders of BASF Aktiengesellschaft for the fiscal year 2005. Minority interests in fully consolidated companies received €218 million.

In order to finance acquisitions, bonds with a total value of €2 billion as well as commercial paper were issued in the second quarter of 2006. Financial indebtedness increased by 140.6% compared with 2005 and amounted to €9,483 million. Net debt increased by €5,616 million to €8,649 million. Financial liabilities are discussed in detail in Note 22 to the Consolidated Financial Statements included in Item 18. Detailed information on other financial liabilities is provided in Note 23 to the Consolidated Financial Statements included in Item 18.

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

Some of our joint ventures in China have entered into project financings for the construction of plants and sites. The loans within the project financing amount to $0.8 billion (BASF share). These project financings contain usual financial covenants, mainly debt service cover ratios. The debt service cover ratio is defined as the ratio of the cash flow available for debt service to the debt service. Besides this, a debt-to-equity ratio is also being used. The debt-to-equity ratio is defined as the ratio of the aggregate of all utilizations under the term loans to the aggregate of the paid-in capital and all shareholder loans provided by the joint venture partners.

Commitments for investments

Planned capital expenditures in 2007 will amount to almost €2,180 million and will therefore likely be below the level of depreciation and amortization. We expect a comparable level of capital expenditures in 2008. We aim to finance these planned expenditures from cash provided by operating activities.

The main focus of our investment commitments is on Europe.

Of the amount planned for 2007, 64% is scheduled to be invested in Europe; 20% in North America (NAFTA); 10% in Asia Pacific; and 6% in South America, Africa Middle East. By segments, 25% is scheduled to be invested by Chemicals; 20% by Plastics; 20% by Performance Products; 7% by Agricultural Products & Nutrition; 14% by Oil & Gas; and 14% is scheduled to be invested for infrastructure and others.

Major projects by segment include:

Chemicals

•                                          Acquisition of Guilin REEcat Catalyst Co., Ltd., Guilin, China, a producer of catalysts for motorbikes headquartered in Guilin, China.

•                                          Construction of the Electronic Materials Center Europe in Ludwigshafen as well as a plant to produce Cyclododecanone in Ludwigshafen

•                                          Startup of the expanded plasticizer production in North America (NAFTA), as well as the additional capacity of the steam cracker in Antwerp, Belgium and the expanded capacity for Hexamoll® DINCH in Ludwigshafen

•                                          Production capacity for catalysts in Pasadena, Texas

Plastics

•                                          Construction of an HPPO plant in Antwerp, Belgium

•                                          Start-up of a PUR systems house, a production plant for TPU in Shanghai, China as well as a compounding plant for engineering plastics in Shanghai, China

•                                          Expansion of polyol production in Geismar, Louisiana and MDI production capacity in Antwerp, Belgium

•                                          Startup of expanded production capacities for polyamide 6 in Freeport, Texas and for Ultrason® in Ludwigshafen, Germany

Performance Products

•                                          Construction of a plant for HDI-based coatings in Caojing, China

•                                          Startup of a superabsorbents plant in Freeport, Texas

•                                          Expansion of our plant for acrylic acid and superabsorbents in Antwerp, Belgium

Oil & Gas

•                  Development of the Achimov formation in the Urengoy gas and condensate field as well as the Cenoman formation in the Yuzhno Russkoye gas field in Russia

•                  Further development of existing oil fields in Libya

•                  Development of new natural gas reserves in the North Sea and in Argentina

•                  Conversion of the Haidach natural gas field in Austria and the Saltflcetby natural gas field in the United Kingdom into natural gas storage facilities

•                  Construction of the first line of the Nord Stream Pipeline through the Baltic Sea from Vyborg, Russia to Greifswald, Germany

•                  Start of the expansion of Wingas infrastructure in the context of the Nord Stream project

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

“Miscellaneous items” primarily reflects the reclassification of the gain from the sale of the stake in Basell N.V., which is included as part of cash inflows in cash used in investing activities.

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

In the Chemicals segment, investments and acquisitions in 2005 rose by 6.3% compared with the previous year to €639 million. Major projects included:

•                  Completion and startup of the steam cracker, a syngas plant and production plants for formic acid, C4 oxo alcohols, ethylene oxide and ethylene glycol, propionic acid, methylamines and dimethyl-formamide at the new Verbund site in Nanjing, China;

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

•                  Acquisition of Leuna Miramid GmbH, Leuna, Germany.

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

•                  Start of development of the Achimov horizon in an area of the Urengoy field in Russia;

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

Cash and cash equivalents

Cash and cash equivalents declined due to the transfer of funds into a Contractual Trust Arrangement and amounted to €908 million at the end of 2005. As a result, cash and cash equivalents as a proportion of total assets declined to 2.5%.

Net debt, defined as cash and cash equivalents less financial indebtedness, increased by €1,822 million to €3,033 million in 2005 due to the decline in cash and cash equivalents and the increase in financial indebtedness in 2005. Financial indebtedness increased by 19.5% in comparison with the previous year and amounted to €3,941 million.

EXCHANGE RATE EXPOSURE AND RISK MANAGEMENT

BASF conducts its business in many currencies other than the euro. About 56% of BASF’s 2006 sales, 56% of 2005 sales and 57% of 2004 sales were to customers in Europe, about 44% of 2006 sales, 44% of 2005 sales and 43% of 2004 sales were to customers outside Europe. Moreover, about 40% of BASF’s 2006 sales, 41% of 2005 sales and 40% of 2004 sales were attributable to BASF operations conducted outside Europe.

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

The effect of exchange rate fluctuations on BASF’s income from operations for 2006, 2005 and 2004 is shown in BASF’s Consolidated Financial Statements under the line items “Other operating income” and “Other operating expense.” See Notes 5 and 6 to the Consolidated Financial Statements included in Item 18 for further information. The net effect of exchange rate fluctuations on BASF’s income from operations amounted to a net gain of  €30.5 million in 2006, a net loss of €111.9 million in 2005 and a net gain of €83.3 million in 2004.

In 2006, foreign currency translation adjustments had a negative effect of €457 million on stockholders’ equity primarily due to the weakening of the U.S. dollar and of currencies dependent on the U.S. dollar in Asia, South America and, in particular, in the NAFTA region. In 2005, foreign currency translation adjustments had a positive effect of €715 million on stockholders’ equity primarily due to the stronger U.S. dollar and currencies depending on the U.S. dollar in Asia, South America and, in particular, in the NAFTA region. In 2004, foreign currency translation adjustments had a negative effect of €231 million on stockholders’ equity primarily due to the weakening of the U.S. dollar and of currencies dependent on the U.S. dollar in Asia, South America and, in particular, in the NAFTA region.

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

To mitigate the impact of currency exchange rate fluctuations, the exposure to currency risk is assessed on a daily basis. BASF applies a selective hedging strategy - a varying portion of the exposure in each currency is hedged based on forecasts of the exchange rate development versus the euro.

In 2006, BASF’s hedging transactions have been aimed primarily at minimizing exchange rate risks against the U.S. dollar, the British pound, the Korean won and the Japanese yen. See “Item 11. Quantitative and Qualitative Disclosure About Market Risk” and Note 26 to the Consolidated Financial Statements included in Item 18 for further information.

RESEARCH AND DEVELOPMENT

BASF’s research and development activities aim to develop new and improved products, find new applications for existing products and develop more cost-efficient and environmentally sound manufacturing processes.

BASF spent €1,277 million on research and development activities in 2006 compared with €1,064 million in 2005 and €986 million in 2004. Of the total research and development expenditures, the Chemical segment spent 13.9%, Plastics 11.4%, Performance Products 22.6%, Agricultural Products 26.1%, Fine Chemicals 5.5% and Others 20.5%. BASF spent 79.2% of its annual research budget in Germany, 8.1% in other European countries, 10.0% in North America and 2.7% in Asia and South America.

Starting in 2005, expenses in the Oil & Gas segment related to exploration for oil and gas deposits and to dry holes are recorded as other operating expenses rather than as research and development expenses. This disclosure reflects the economic substance of these expenses more appropriately and improves the comparability of BASF’s financial statements.

BASF employs about 8,300 people worldwide in various research and development activities. About 5,000 employees are involved in research and development work in Ludwigshafen, making the facility one of the world’s largest research centers in the chemical industry.

The four central technology platforms in Ludwigshafen, and a number of decentralized research and development sites worldwide, form an efficient network that makes an important contribution to BASF’s Verbund approach to integration. In addition, BASF conducts research activities through almost 1,400 research cooperations with universities, research institutes and industrial partners in many countries worldwide and through various research joint ventures. Product and market-related development worldwide is conducted in close cooperation with customers and joint-venture partners.

The biggest share of BASF’s research spending is devoted to the area of agriculture and nutrition. The Limburgerhof Agricultural Center near Ludwigshafen, Germany, and the research center in Research Triangle Park (RTP) in Raleigh, North Carolina, develop agricultural products using our network of experimental and research stations around the world. BASF conducts its own plant biotechnology research and is also involved in various biotechnology research joint ventures. The activities are concentrated in the central technology platform BASF Plant Science GmbH, which currently employs more than 600 people worldwide.

The acquisitions of Engelhard Corp., the construction chemicals activities of Degussa AG and Johnson Polymer as well as CropDesign N.V., a biotechnology company, and PEMEAS GmbH, a fuel cell technology company, have strengthened our capacity for innovation. With the integration of Engelhard, we have acquired 22 research and development centers and are global leaders in the field of catalysis. The integration of Degussa’s construction chemicals unit improves our position in the fast-growing construction chemicals business.

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

Contractual Obligations and Commercial Commitments

The table below summarizes BASF’s contractual and commercial obligations as of December 31, 2006.

Million €

			One year to
		Under one	less than	After five
Contractual Obligations	Total	year	five years	years
Financial debt	9,483.1	3,694.9	2,858.2	2,930.0
Miscellaneous liabilities	2,795.3	1,823.7	553.4	418.2
Commitments from long-term rental and operating leasing contracts	1,281.0	329.9	519.1	432.0
Purchase commitments for raw materials and natural gas	74,580.8	11,055.4	25,402.5	38,122.9
Total	88,140.2	16,903.9	29,333.2	41,903.1

“Contractual obligations” are obligations to make payments or transfer assets under existing contracts. “Financial debt” comprises future principal and deferred interest payments that we need to make to settle our financial liabilities. This includes primarily bonds and liabilities to credit institutions. See also Note 22 to our Consolidated Financial Statements included in Item 18. “Miscellaneous liabilities” comprise advances received on accounts of orders, non-trade liabilities of our joint ventures to partners, tax, social security and payroll liabilities and deferred income as well as various other items that require cash settlements. “Commitments from long-term rental and leasing contracts” encompass the total minimum undiscounted future payments for leasing and other long-term rental contracts. “Purchase commitments for raw materials and natural gas” contain obligations from the respective long-term purchase contracts.

Additionally, remaining costs of construction in progress include obligations arising from future investments in property, plant and equipment. They amount to €2,422.7 million as of December 31, 2006. Purchase commitments thereof amount to €687.2 million. Furthermore, there are obligations resulting from capital contribution in the amount of €7.5 million as of December 31, 2006.

Please see Note 20 included in Item 18, the Consolidated Financial Statements, for further information regarding pension commitments.

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

BOARD OF EXECUTIVE DIRECTORS

The number of members of the Board of Executive Directors is determined by the Supervisory Board, subject to a minimum of two members. As of December 31, 2006, BASF Aktiengesellschaft’s Board of Executive Directors had nine members. On January 1, 2006 Dr. Martin Brudermüller joined the Board of Executive Directors.

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

The Articles of Association of BASF Aktiengesellschaft require decisions of the Board of Executive Directors to be made by a simple majority unless the law requires a larger majority. In case of a tie, the chairman has the casting voice.

The following table lists the current members of the Board of Executive Directors, their ages as of December 31, 2006, the years in which they were first appointed to the Board, the year in which their running term ends and a list of outside directorships:

Dr. Jürgen Hambrecht

Age: 60	First year appointed: 1997	Year term expires: 2011

Professional Career
1976	Joined BASF Aktiengesellschaft’s Polymers Laboratory, responsible for polystyrene, styrenic copolymers and polyphenylene ethers
1985	Head of Research and Purchasing at BASF Lacke und Farben AG, Münster, Germany (now BASF Coatings AG)
1990	President, Engineering Plastics division
1995	President, East Asia division based in Hong Kong
1996	Appointed to the Board of Executive Directors effective May 16, 1997
2002	Appointed Chairman of the Board of Executive Directors effective May 6, 2003

Position & Main Areas of Responsibility

Chairman of the Board of Executive Directors — Legal Taxes & Insurance; Strategic Planning & Controlling; Communications BASF Group; Global HR — Executive Management & Development; Investor Relations

Memberships on Supervisory Boards

Bilfinger Berger AG, Mannheim, Germany

Eggert Voscherau

Age: 63	First year appointed: 1996	Year term expires: 2008

Professional Career
1969	Joined BASF
1981	Management position BASF Brasileira S.A., São Paulo, Brazil
1984	Managing Director, BASF Brasileira S.A., São Paulo, Brazil
1987	President, Crop Protection division
1991	President, North American Consumer Products division (Pharmaceuticals, Crop Protection and Fine Chemicals); in addition, from 1994 President of Latin America North division
1996	Appointed to the Board of Executive Directors effective November 1, 1996
1997	Chairman and Chief Executive Officer of BASF Corporation, New Jersey
2002	Appointed Vice Chairman of the Board of Executive Directors, effective May 6, 2003

Position & Main Areas of Responsibility

Vice Chairman of the Board of Executive Directors and Industrial Relations Director; Human Resources; Environment, Safety & Energy; Occupational Medicine & Health Protection; Corporate & Governmental Relations; Ludwigshafen Verbund Site; Antwerp Verbund Site; Europe

Memberships on Supervisory Boards

HDI Haftpflichtverband der Deutschen Industrie VVaG, Hannover, Germany (German Industry Liability Association)

Talanx AG, Hannover, Germany

CropEnergies AG, Mannheim, Germany

Deutsche Bahn AG, Berlin, Germany

Dr. Kurt Bock

Age: 48	First year appointed: 2003	Year term expires: 2007

Professional Career
1985	Joined BASF Aktiengesellschaft in the Finance division
1987	Executive Assistant to BASF’s Chief Financial Officer
1991	Head of Technology, Director Planning and Controlling, Engineering Plastics division
1992	Senior Vice President, Finance, Robert Bosch GmbH, Stuttgart, Germany
1994	Senior Vice President, Finance and Accounting, Robert Bosch GmbH
1996	Managing Director, Robert Bosch Limitada, Campinas, Brazil
1998	Chief Financial Officer, BASF Corporation, New Jersey
2000	President, Logistics and Information Services
2002	Appointed to the Board of Executive Directors effective January 1, 2003

Position & Main Areas of Responsibility

Executive Director and Chief Financial Officer — Finance; Global Procurement & Logistics; Information Services; Corporate Controlling; Corporate Audit; South America

Dr. Martin Brudermüller

Age: 45	First year appointed: 2006	Year term expires: 2008

Professional Career
1988	Joined BASF Aktiengesellschaft in BASF’s ammonia laboratory to work in chemical research
1993	New business development/marketing, Intermediates division
1995	Delegated to BASF Italia Spa, Milan, Italy, Head of Marketing and Sales Intermediates, pharmaceutical chemicals
1999	Director Production fat-soluble vitamins, Fine Chemicals division
2001	Senior Vice President, Strategic Planning
2003	President, Functional Polymers
2005	Appointed to the Board of Executive Directors effective January 1, 2006

Position & Main Areas of Responsibility

Executive Director — Asia Pacific (since April 1, 2006)

Dr. John Feldmann

Age: 57	First year appointed: 2000	Year term expires: 2009

Professional Career
1988	Joined BASF Aktiengesellschaft in product management for detergent additives
1990	Group Leader, Strategic Planning
1993	Vice President, Strategic Planning
1996	President, South East Asia/Australia regional division, headquartered in Singapore
1999	Head of cross-divisional negotiating teams, Ludwigshafen, Germany
1999	Appointed to the Board of Executive Directors effective January 1, 2000

Position & Main Areas of Responsibility

Executive Director — Styrenics; Performance Polymers; Polyurethanes; Oil & Gas; Polymer Research

Dr. Andreas Kreimeyer

Age: 51	First year appointed: 2003	Year term expires: 2007

Professional Career
1986	Joined BASF Aktiengesellschaft’s Main Laboratory to work in biotechnological research
1989	Head of biological pilot plant, Main Laboratory
1991	Group Leader Fermentations, Main Laboratory
1993	Assistant to the Chairman of the Board of Executive Directors
1995	Vice President, Regional Development at BASF South East Asia Pte., Singapore
1998	President, Fertilizers division
2000	President, Dispersions division (in 2001 renamed Functional Polymers division)
2003	Appointed to the Board of Executive Directors effective January 1, 2003

Position & Main Areas of Responsibility

Executive Director — Construction Chemicals (since July 2006); Coatings (since April 2006); Functional Polymers; Performance Chemicals; Asia Pacific (until March 2006)

Klaus Peter Löbbe

Age: 60	First year appointed: 2002	Year term expires: 2008

Professional Career
1966	Joined BASF Aktiengesellschaft and initially worked as trainee and product manager
1975	Delegated to BASF Japan Ltd.
1987	Head of Diols Marketing, Intermediates division
1990	Group Vice President, Marketing, Intermediates division
1993	President, Industrial Chemicals division
1996	President, Coatings division and Chairman of the Board of Executive Directors of BASF Coatings AG, Münster, Germany
2001	Appointed to the Board of Executive Directors effective January 1, 2002 and Chairman and Chief Executive Officer of BASF Corporation, New Jersey

Position & Main Areas of Responsibility

Executive Director — Catalysts (since June 2006); Coatings (until March 2006); North America (NAFTA)

Dr. Stefan Marcinowski

Age: 53	First year appointed: 1997	Year term expires: 2012

Professional Career
1979	Joined BASF Aktiengesellschaft’s Main Laboratory to work in biotechnological research
1986	Assistant to the Chairman of the Board of Executive Directors
1988	Senior Vice President, Public Relations department
1992	Vice-Presidents Executive, BASF S.A., São Paulo, Brazil
1995	President, Plastic Foams & Reaction Resins division
1996	Appointed to the Board of Executive Directors effective May 16, 1997

Position & Main Areas of Responsibility

Executive Director and Research Executive Director — Inorganics; Petrochemicals; Intermediates; Chemical Research & Engineering; Corporate Engineering; Science Relations & Innovation Management; BASF Future Business GmbH

Peter Oakley

Age: 53	First year appointed: 1998	Year term expires: 2008

Professional Career
1977	Joined the Economics Department of BASF Aktiengesellschaft
1980	Financial Controller within the Southeast Asia Regional division
1984	Head of Finance, Administration and Logistics at BASF China Ltd., Hong Kong
1991	Group Vice President of the Crop Protection business in North America, based in Raleigh, North Carolina
1995	President, Crop Protection division
1997	Appointed to the Board of Executive Directors effective May 20, 1998

Position & Main Areas of Responsibility

Executive Director — Agricultural Products; Fine Chemicals; Specialty Chemicals Research; BASF Plant Science GmbH

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

Except for Hans Dieter Pötsch, all current shareholder representatives on the Supervisory Board were elected at the Annual Shareholders Meeting on May 6, 2003. Hans Dieter Pötsch was appointed by the district court of Ludwigshafen with effect as of March 2, 2004, as successor to Helmut Werner who passed away on February 6, 2004. The members of the Supervisory Board representing the company’s employees were elected on February 25, 2003, except for Ralf Sikorski who was appointed by the district court of Ludwigshafen on August 7, 2003, as a replacement for Gerhard Zibell. Michael Vassiliadis became member of the Supervisory Board on August 1, 2004, after Jürgen Walter had resigned his membership on the Supervisory Board with effect as of July 31, 2004. Michael Vassiliadis had already been elected by the company’s employees on February 25, 2003, as substitute for Jürgen Walter.

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

The following table lists the current members of BASF Aktiengesellschaft’s Supervisory Board, their respective ages as of December 31, 2006, their principal occupation and the year in which they were first elected or appointed to the Supervisory Board:

			Year First
Name	Age	Principal Occupation	Elected / Appointed
DR. JÜRGEN F. STRUBE Chairman	67	Chairman of the Supervisory Board of BASF Aktiengesellschaft Former Chairman of the Board of Executive Directors of BASF Aktiengesellschaft	2003
ROBERT OSWALD(1) Vice Chairman	51	Deputy Chairman of the Supervisory Board of BASF Aktiengesellschaft Chairman of the works council of the Ludwigshafen site of BASF Aktiengesellschaft Chairman of the joint works council of BASF Group	2000
RALF-GERD BASTIAN(1)	49	Member of the works council of the Ludwigshafen site of BASF Aktiengesellschaft	2003
WOLFGANG DANIEL(1)	49	Deputy Chairman of the works council of the Ludwigshafen site of BASF Aktiengesellschaft	1996
DR. FRANÇOIS N. DIEDERICH	54	Professor at the Swiss Federal Institute of Technology Zürich	1998
MICHAEL DIEKMANN	52	Chairman of the Board of Management of Allianz SE	2003
DR. TESSEN VON HEYDEBRECK	61	Member of the Board of Managing Directors of Deutsche Bank AG	1998
ARTHUR L. KELLY	69	Chief Executive of KEL Enterprises L.P., Chicago, Illinois	2000
ROLF KLEFFMANN(1)	57	Chairman of the works council of Wintershall Holding AG’s Barnstorf oil plant	1998
MAX DIETRICH KLEY	66	Lawyer Former Vice Chairman of the Board of Executive Directors of BASF Aktiengesellschaft	2003
DR. RENATE KÖCHER	54	Managing Director of the Institut für Demoskopie Allensbach, Gesellschaft zum Studium der öffentlichen Meinung mbH	2003
EVA KRAUT(1)	50	Chairwoman of the works council of BASF IT Services GmbH, Ludwigshafen	2002
ULRICH KÜPPERS(1)	51	Regional Manager of the Rhineland - Palatinate/Saarland branch of the Mining, Chemical and Energy Industries Union (IG BCE)	1994
KONRAD MANTEUFFEL(1)	54	Member of the works council of the Ludwigshafen site of BASF Aktiengesellschaft	1999
DR. KARLHEINZ MESSMER(1)	62	Plant Manager at the Ludwigshafen site of BASF Aktiengesellschaft Chairman of the Committee of Executive Representatives of BASF Aktiengesellschaft	1993
HANS DIETER PÖTSCH	55	Member of the Board of Management of Volkswagen AG	2004
DR. HERMANN SCHOLL	71	Chairman of Supervisory Council of Robert Bosch GmbH Managing Director of Robert Bosch Industrietreuhand KG	1998
RALF SIKORSKI(1)	45	Manager of the Ludwigshafen branch of the Mining, Chemical and Energy Industries Union (IG BCE)	2003
ROBERT STUDER	68	Former Chairman of the Supervisory Board of the Union Bank of Switzerland	1993
MICHAEL VASSILIADIS(1)	42	Member of the Central Board of Executive Directors of the Mining, Chemical and Energy Industries Union (IG BCE)	2004

(1) Employee representative

The Supervisory Board has established three committees: the Nomination and Compensation Committee, the Audit Committee and the Mediation Committee.

The Nomination and Compensation Committee determines the terms and conditions of employment of the members of the Board of Executive Directors including the level and structure of their remuneration. In addition, the committee makes proposals regarding the appointment of members of the Board of Executive Directors. As of December 31, 2006, the members of this committee are Dr. Jürgen F. Strube, Robert Oswald, Dr. Tessen von Heydebreck and Michael Vassiliadis.

The Audit Committee oversees the company’s accounting processes. Based on the independent auditor’s report, it reviews the company’s annual financial statements and reports to the Supervisory Board who then makes an informed decision whether or not to approve the annual financial statements. The Audit Committee is responsible for dealing with the independent auditors of the company. In particular, it awards the audit contract to the independent auditor elected at the Annual Shareholders’ Meeting, determines the focal points of the audit, as well as the auditor’s compensation, and approves non-audit services rendered by the independent auditor. As of December 31, 2006, the members of the Audit Committee are Max Dietrich Kley, Dr. Karlheinz Messmer, Hans Dieter Pötsch and Michael Vassiliadis. The Supervisory Board has determined that the Audit Committee currently includes two Audit Committee financial experts: Max Dietrich Kley and Hans Dieter Pötsch.

The Mediation Committee comprises two members of the Supervisory Board elected at the Shareholders’ Meeting and two members of the Supervisory Board elected by the employees. As of December 31, 2006, the members of this committee are Dr. Jürgen F. Strube, Robert Oswald, Dr. Tessen von Heydebreck and Wolfgang Daniel. In the event the Supervisory Board cannot reach the two-thirds majority required to appoint a member of the Board of Executive Directors, the Mediation Committee submits a proposal for the appointment to the Supervisory Board.

COMPENSATION REPORT

This report outlines the main principles of the compensation system for the Board of Executive Directors. It also discloses the amount and structure of the compensation for each individual Board member. Furthermore, this report provides information on end-of-service undertakings with respect to Board members.

This report also includes information on the compensation of the Supervisory Board members.

The report meets the disclosure requirements of the German Commercial Code (HGB) extended by the additional requirements for the Board of Executive Directors and the Supervisory Board based on the German Law on the Disclosure of Compensation of Members of the Board and is aligned with the recommendations of the German Corporate Governance Code.

Remuneration of Board members

The compensation of Board members is determined and reviewed every two to three years by the Nomination and Compensation Committee of the Supervisory Board. The last review took place on April 27, 2006. The determination of the amount and structure of the compensation depends on the company’s size and its financial position as well as the performance of the Board of Executive Directors. Globally operating European-based companies serve as a reference.

The compensation of Board members is composed of

1.               a fixed yearly salary;

2.               an annual variable bonus;

3.               stock-based compensation in the form of virtual stock options (hereafter stock options) as a long-term component;

4.               non-monetary compensation and other additional compensation in varying amounts; and

5.               company pension benefits.

The amount of the annual variable compensation, the value of the options granted and the company pension are largely determined by company performance. This means, in terms of total compensation, significance is attached to company performance.

The compensation components are shown in detail below:

1.               The annual fixed compensation is paid in equal monthly payments.

2.               The Board member’s annual variable compensation (variable bonus) is based on the return on assets (ROA). The variable bonus for the prior fiscal year is payable after the Annual Meeting. Board members, as other employee groups, may contribute a portion of their bonus up to a maximum of €30,000 annually into a deferred compensation program. Board members have taken advantage of this offering to varying degrees.

3.               Board members may also participate in the stock option program (BOP) for senior executives.

4.               Non-monetary compensation and other additional compensation include delegation allowances, accident insurance premiums and other similar benefits, as well as the personal use of, or benefit from, communication equipment, company cars and security measures made available by the company. The members of the Board did not receive loans or advances from the company.

5.               For details on the company pension benefits, see the section entitled “Pension Benefits” below.

Based on the principles above, individual Board members received the following cash compensation for the reporting year 2006:

Thousand €

	Non-performance related				Performance-related
	compensation				compensation
			Non-monetary
			compensation and
			other additional com-
	Fixed salary		pensation		Variable bonus(1) (2)	Total
Dr. Jürgen Hambrecht, Chairman of the Board of Executive Directors	1,100		151		2,175	3,426
Eggert Voscherau, Vice Chairman of the Board of Executive Directors	732		98		1,446	2,276
Dr. Kurt Bock	550		109		1,088	1,747
Dr. Martin Brudermüller (since January 1, 2006)	550		813	(4)	1,088	2,451
Dr. John Feldmann	550		74		1,088	1,712
Dr. Andreas Kreimeyer	550		123		1,088	1,761
Klaus Peter Löbbe	535	(3)	725	(4)	1,088	2,348
Dr. Stefan Marcinowski	550		78		1,088	1,716
Peter Oakley	550		114		1,088	1,752
Total	5,667		2,285		11,237	19,189

(1)          This includes all contributions made to the deferred compensation program

(2)          Payable following the Annual Meeting 2007

(3)          Payment is made in local currency based on a theoretical net salary in Germany. As a result, there is a deviation from the contractually agreed fixed gross salary (€550,000).

(4)          Includes payments to cover additional costs of delegates, such as assumption of prevailing local rental fees

When comparing total compensation to 2005, it should be considered that the number of Board Members increased from eight to nine. Furthermore, the number of Board Members serving as delegates increased to two, thus increasing delegation allowances significantly. Adjusted for this effect, the cash compensation increased by 8.5% in comparison to the previous year.

The following table outlines details of the stock options for each Board member:

Long-term incentive components (stock options)

	Options granted in 2006		Personnel expenses relating to
		Market value at	stock options
		option grant date	from BOP 2000-2006
	Number	Thousand €	Thousand €
Dr. Jürgen Hambrecht, Chairman of the Board of Executive Directors	38,448	716	1,805
Eggert Voscherau, Vice Chairman of the Board of Executive Directors	25,532	475	1,083
Dr. Kurt Bock	19,224	358	921
Dr. Martin Brudermüller (since January 1, 2006)	7,740	144	274
Dr. John Feldmann	19,224	358	1,009
Dr. Andreas Kreimeyer	18,000	335	273
Klaus Peter Löbbe	17,540	326	920
Dr. Stefan Marcinowski	19,224	358	1,051
Peter Oakley	19,224	358	1,088
Total	184,156	3,428	8,424

The base price for the options granted in reporting year 2006 is €68.19.

Pension benefits

Annual pension units are accrued for the members of the Board. The method of determination of the amount of the pension benefits generally corresponds to that used for other employee groups. The method is designed such that both the performance of the company and the progression of the individual Board member’s career significantly affect the pension entitlement.

The annual pension benefits accruing to Board members in a given reporting year (pension unit) are composed of a fixed and variable component. The fixed component is calculated by multiplying the annual fixed compensation above the Social Security Contribution Ceiling by 35%. The resulting amount is converted into a lifelong pension payable on retirement using actuarial factors based on a discount rate (6%), the probability of death, invalidity and mortality (Heubeck-Richttafeln, 1998) and an assumed pension increase (1.5% per annum). This is the amount that is payable upon retirement. The variable component of the pension unit depends on the return on assets (ROA) in the reporting year under consideration. The variable component is based on a ROA of 12% at which point the variable component is equal in value to the fixed component. Based on a ROA of 12%, there is a linear relationship between the variable component and the ROA figures between 10% and 14%. The sum of the pension units accumulated over the respective reporting years determines the respective Board member’s pension benefit at the end of service upon the attainment of retirement age of 60 years or disability or death. Pension payments are adjusted on an annual basis according to the changes in the German consumer price index.

The pension units also include survivor benefits. Upon the death of an active or former member of the Board, the surviving spouse receives a survivor pension amounting to 60% of the Board member’s pension entitlement. The orphan pension amounts to 10% for each half-orphan, 33% for an orphan, 25% each for two orphans and 20% each for three or more orphans of the pension entitlement of the deceased Board member. The survivor benefits may not exceed 75% of the Board member’s total pension entitlement. If the survivor pensions exceed the upper limit, they will be proportionately reduced.

Board members are members of the BASF Pensionskasse VVaG, as are generally all employees of BASF Aktiengesellschaft. Contributions and benefits are determined by the statutes and general conditions of the BASF Pensionskasse VVaG.

The service cost for the reporting year 2006 amounted to €830 thousand for Dr. Jürgen Hambrecht, €171 thousand for Eggert Voscherau, €625 thousand for Dr. Kurt Bock, €571 thousand for Dr. Martin Brudermüller, €588 thousand for Dr. John Feldmann, €595 thousand for Dr. Andreas Kreimeyer, €154 thousand for Klaus Peter Löbbe, €577 thousand for Dr. Stefan Marcinowski and €566 thousand for Peter Oakley. These amounts include the costs for the pension claims arising from the deferred contribution program.

End of service benefits

A Board member that leaves the company before the age of 60, whose employment contract is not renewed or is revoked is entitled to pension benefits. In such a case, the company is entitled to offset compensation received for any other work done against pension benefits.

End of service following a change-of-control event: A change-of-control event, in terms of this provision, occurs when a shareholder informs BASF of a shareholding of at least 25%, or the increase of such a holding.

If a Board member’s position is revoked within one year following a change-of-control event the Board member will continue to receive the contractually agreed payments (fixed compensation and variable bonus) for the remaining contractual term of office. In addition, the Board member will receive a severance payment, depending on the remaining contractual term of office, up to a maximum of 2.5 years of compensation (based on the fixed compensation and the previous year’s variable bonus), which, together with the continuing compensation, may not exceed five years of compensation. Furthermore, the Board member may receive the market value of the option rights acquired in connection with BOP within a period of three months. The premature termination of service due to the revocation of a Board member’s position entitles the Board member to pension benefits. When calculating the amount of the pension benefits, the missing years of service up to the age of 60 years will be considered.

The aforementioned is also applicable upon the occurrence of a change-of-control event, if the time to the end of the current contractual term of office is less than two years and the appointment is not subsequently extended by a minimum of two years.

The aforementioned payments are only payable if the Board member has not given cause for the termination or non-renewal of his service contract.

Previous Board members

Total compensation for previous Board members and their surviving dependents amounted to €6.0 million in the reporting year 2006. Pension provisions for previous Board members and their surviving dependants amounted to €75.1 million.

Remuneration of Supervisory Board members

The compensation of the Supervisory Board is regulated by the Articles of Association of BASF Aktiengesellschaft.

Each member of the Supervisory Board receives a fixed remuneration of €60,000 and a performance-oriented variable remuneration for each full €0.01 by which the earnings per share (EPS) of the BASF Group declared in the BASF Group Consolidated Financial Statements for the year for which the remuneration is being paid exceeds the minimum EPS. The minimum EPS for the 2006 reporting year is €2.50. The performance-oriented variable remuneration is €400 for each full €0.01 of EPS up to an EPS of €4.00, €300 for each further €0.01 of EPS up to an EPS of €5.00 and €200 for each €0.01 beyond this. The performance-oriented variable remuneration is limited to a maximum amount of €120,000. The minimum EPS and the corresponding thresholds shall increase by €0.10 for each subsequent financial year. Based on the EPS of €6.37 published in the BASF Group Consolidated Statements 2006, the performance-oriented compensation amounted to €117,400. The chairman of the Supervisory Board receives two and a half times and a deputy chairman one and a half times the remuneration of an ordinary member.

Members of the Supervisory Board who are members of a committee, with the exception of the Mediation Committee formed in accordance with Section 27 (3) of the German Codetermination Act, shall receive a further fixed remuneration for this purpose in the amount of €12,500. For the Audit Committee, the further fixed remuneration shall be €25,000. The chairman of a committee shall receive twice and a deputy chairman one and half times the further fixed remuneration.

The company reimburses members of the Supervisory Board for out-of-pocket expenses and value added tax to be paid with regard to their activities as members of the Supervisory Board or of a committee. The company further grants the members of the Supervisory Board a fee of €500 for attending a meeting of the Supervisory Board or one of its committees to which they belong and includes the performance of the duties of the members of the Supervisory Board in the cover of a consequential loss liability insurance concluded by it.

The total compensation of the Supervisory Board amounted to €4.1million in 2006 (2005: €3.4 million).

The compensation of the individual Supervisory Board members related to the reporting year 2006 was as follows:

Thousand €

		Performance-oriented	Payment for committee
	Fixed compensation	variable compensation	membership(s)	Total compensation
Prof. Dr. Jürgen Strube, Chairman(1)	150	293.5	25	468.5
Robert Oswald, Vice Chairman(2)	90	176.1	12.5	278.6
Ralf-Gerd Bastian	60	117.4		177.4
Wolfgang Daniel	60	117.4		177.4
Prof. Dr. François N. Diederich	60	117.4		177.4
Michael Diekmann	60	117.4		177.4
Dr. Tessen von Heydebreck(2)	60	117.4	12.5	189.9
Arthur L. Kelly	60	117.4		177.4
Rolf Kleffmann	60	117.4		177.4
Max Dietrich Kley(3)	60	117.4	50	227.4
Prof. Dr. Renate Köcher	60	117.4		177.4
Eva Kraut	60	117.4		177.4
Ulrich Küppers	60	117.4		177.4
Konrad Manteuffel	60	117.4		177.4
Dr. Karlheinz Messmer(4)	60	117.4	25	202.4
Hans Dieter Pötsch(4)	60	117.4	25	202.4
Prof. Dr. Hermann Scholl	60	117.4		177.4
Ralf Sikorski	60	117.4		177.4
Robert Studer	60	117.4		177.4
Michael Vassiliadis(2)(4)	60	117.4	37.5	214.9

(1)          Chairman of the Nomination and Compensation Committee

(2)          Member of the Nomination and Compensation Committee

(3)          Chairman of the Audit Committee

(4)          Member of the Audit Committee

Compensation for Supervisory Board membership and membership of Supervisory Board committees is payable after the Annual Meeting, which approves the Consolidated Financial Statements upon which the variable compensation is based. Accordingly, compensation relating to the reporting year 2006 will be paid following the Annual Meeting on April 26, 2007.

In the reporting year 2006, the company paid the Supervisory Board member, Prof. Dr. Diederich, approximately €24,400 (CHF 38,400) plus value added taxes and out-of-pocket expenses for consulting work in the area of chemical research based on the consulting contract approved by the Supervisory Board. Beyond this, Supervisory Board members did not receive any further compensation in 2006 for services rendered personally in particular, the rendering of advisory and agency services.

Share Ownership by Members of the Board of Executive Directors and the Supervisory Board

No member of the Board of Executive Directors or the Supervisory Board beneficially owns 1% or more of the outstanding BASF Shares.

EMPLOYEES

As of December 31, 2006, BASF employed a workforce of 95,247 worldwide, which represents an increase of approximately 17.7% from the end of 2005. The increase in the number of employees can be primarily attributed to the acquisition of Engelhard Corp., the construction chemicals business of Degussa AG and Johnson Polymer. Of the total workforce, about 49.7% of the workforce is based in Germany. Expenditures for salaries and wages totaled €5,030 million in 2006, up from €4,553 million in 2005. For further information, see Note 12 to the Consolidated Financial Statements included in Item 18.

The following table details BASF’s workforce on a regional basis as of December 31, 2006, 2005 and 2004.

	2006	2005	2004
Europe	61,444	56,614	57,540
Thereof Germany	47,296	45,620	46,666
North America (NAFTA)	15,513	9,826	10,578
Asia Pacific	12,788	9,669	8,916
South America, Africa, Middle East	5,502	4,836	4,921
Total	95,247	80,945	81,955

As of December 31, 2006, BASF Aktiengesellschaft employed 33,220 people mainly at its headquarters in Ludwigshafen, Germany, compared with 34,143 people as of December 31, 2005.

A number of BASF’s non-management employees are members of labor unions. The majority of these union members belong to the Mining, Chemical and Energy Industries. None of BASF’s sites in Germany is operated on a “closed shop” basis, meaning that employees are not required to join a union. In Germany, collective bargaining agreements for employees below management level are generally negotiated between the association of employers within a particular industry and the respective unions.

In addition, under German law, employees elect a works council that participates in determining company site policy, especially with regard to certain voluntary compensation matters and benefits.

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

Agreements at the Ludwigshafen site and restructuring at BASF Corporation

The Executive Board and the employee’s works council have agreed on a target headcount of 32,000 employees in BASF Aktiengesellschaft to be reached in 2008. The target can be adjusted dependent on natural fluctuation. Enforced redundancies will be avoided, if reached in time. The precondition for this agreement is that the site is not impaired by economic factors or negative circumstances that endanger BASF Aktiengesellschaft’s competitiveness to such an extent that specific structural measures are necessary. The viability of the agreement will be reviewed and discussed with employee representatives each year.

In 2006, we continued with our two-phase restructuring program in North America. The program’s goal of reducing annual fixed costs by €320 million ($400 million) million was achieved ahead of its planned target of mid-2007. As a result of the Engelhard Corp. integration, we expect annual synergies of €160 million ($200 million) by 2010 primarily from reduction of duplication in areas such as administration, distribution and logistics. The integration will lead to a reduction of about 800 positions, the majority of which will be in the United States.

BASF Stock Option Program (BOP)

The BASF Stock Option Program (BOP) is offered to the Board of Executive Directors and currently approximately 1,000 of BASF’s Senior Executives. In 2006, more than 80% of the eligible Senior Executives opted to participate in the program.

The participation in BOP requires a personal investment in BASF shares (“the BOP Shares”), which have to be held for at least two years following the Option Grant Date. The range (minimum/maximum) for the number of BOP Shares is calculated on the basis of 10% to 30% of the Executive’s annual variable compensation (gross, in Euro) and the relevant “market price” of the BASF Shares, which is the volume weighted average of the prices quoted in the Xetra electronic trading system of Deutsche Börse AG on the first trading day of the German Stock Exchange in Frankfurt following the Annual Shareholders’ Meeting (the “BOP Basic Price”). An Executive participating in the BOP receives four option rights for each BOP Share. In 2006, the BOP Basic Price was € 68.19 (2005: €50.03, 2004: €42.73). Annual variable compensation for any Senior Executive is determined by such Senior Executive’s supervisors pursuant to Group-wide rules established by the Board of Executive Directors, and is based on BASF’s performance and the Senior Executive’s individual performance.

Option rights granted in 1999 expired in May 2005 and those granted in 2000 expired in May 2006. Option rights granted since 2001 may not be exercised prior to July 1 two years after the granting. Option rights granted in 2001 expire 15 days after the eighth Annual Meeting of BASF Aktiengesellschaft following the grant date. Option rights granted in 2002-2006 expire on June 30, eight years after the granting.

The value of the option rights is paid in cash. BASF reserves the right to deliver shares instead of the cash settlement, if this is advisable for legal, economic or other reasons.

Each of the option rights entitles the holder to two subscription rights. The first subscription right grants participants a cash settlement, based on the difference between the BASF Share Price on the exercise date and the BOP Basic Price, provided that the market price of BASF Shares on the exercise date is more than 30% higher than the BOP Basic Price. The second subscription right grants participants a cash settlement, provided that the BASF Share outperforms the benchmark index. For options granted from 2001 to 2004, the benchmark is the Dow Jones Global Chemicals Total Return Index. The index relevant for options granted since 2005 is the MSCI World Chemicals IndexSM. The cash settlement amount is equal to the relevant BOP Basic Price multiplied by twice the percentage by which BASF Shares have outperformed the benchmark index since the date of issue of the relevant right.

An option right may be exercised if the exercise criteria for one or both of the underlying subscription rights have been satisfied. If an option right is exercised based on the exercisability of only one subscription right then the other unexercisable subscription right is forfeited. The monetary benefit resulting from the exercise of option rights being granted for one BOP Share may not exceed 10 times the personal investment.

For details about the number of stock options granted see the table below:

	2006	2005	2004
Stock options outstanding as of January 1	5,400,609	4,643,465	3,833,959
Stock options granted	1,701,844	1,807,800	1,115,964
Thereof to members of the Board of Executive Directors	184,156	209,792	120,356
Option rights forfeited (1)	44,144	66,950	64,464
Option rights exercised	985,306	983,706	241,994
Stock options outstanding as of December 31	6,073,043	5,400,609	4,643,465

(1)          Option rights forfeit if the option holders no longer work for BASF (for reasons other than retirement) or have sold part of their BOP Shares prior to the end of the two-year holding period.

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

In 2002, most companies improved the employee share purchase program. The first block of 10 shares purchased in any year now attracts one free incentive share in each of the following 10 years. In addition, all new employees entering into a permanent contract with BASF are offered five free shares, which must be held for ten years. In 2006 employees worldwide purchased 539,190 shares through the employee share purchase program. Of those, 441,900 were acquired by employees of BASF Aktiengesellschaft and 97,290 by employees of other BASF Group companies. As a result, 78.8% of the eligible employees currently hold shares in the company.

	2006	2005	2004
Number of BASF Shares held under the program as of January 1	2,795,130	2,405,230	2,091,400
Number of BASF Shares purchased under the program	539,190	565,000	468,320
Maximum amount of free shares granted	365,840	375,535	323,235
Shares expired	166,535	175,100	154,490
Number of BASF Shares held under the program as of December 31	3,167,785	2,795,130	2,405,230

As of January 1, 2006 BASF Corporation introduced a new Employee Stock Purchase Program (ESPP) for employees that are not eligible to participate in the BASF Stock Option Program. This program replaced a similar program that had been in operation from mid-2000 but has a different plan design. Under the new plan at the end of each calendar quarter, the BASF Corporation calculates an amount equal to 15% of each participant’s payroll contributions made during the quarter. This value is used to determine the number of whole, hypothetical (company-provided) shares credited to each participant’s respective account based on the then current ADR market price (NYSE). The hypothetical shares are subject to a vesting period equal to 2-years from date of each quarterly grant. Upon completion of the 2-year holding requirement, the actual vested shares (net of tax) are purchased by BASF Corporation on the open market, for further deposit into the individual participant accounts. The prior plan has some legacy vesting of company Discount & company Bonus shares, a portion of which still vests each December 1 (through approximately 2013).

Item 7.    Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The capital stock of BASF Aktiengesellschaft consists of ordinary shares with no par value that are issued only in bearer form (“BASF Shares”). As of December 31, 2006, BASF Aktiengesellschaft had an aggregate of 501,090,000 ordinary shares outstanding. Thereof 1,410,000 are repurchased shares intended to be cancelled. The outstanding number of shares as disclosed in the financial statements is 499,680,000.

On May 2, 2006, Allianz Aktiengesellschaft (now: Allianz SE) notified the Securities and Exchange Commission on Schedule 13G under the Securities and Exchange Act of 1934 that they beneficially own 27,688,542 BASF Shares representing about 5.4% of the BASF Shares. On January 9, 2007, Axa S.A. notified BASF Aktiengesellschaft, according to the rules of the German Securities Trading Law, that on January 3, 2007, the share of the voting rights directly or indirectly held by Axa S.A. has exceeded the limit of 5% and amounted to 5.17% of the voting rights.

Because the holders of BASF Shares are not registered with BASF Aktiengesellschaft or any other organization, BASF Aktiengesellschaft generally cannot determine who its shareholders are or how many shares a particular shareholder owns unless the shareholder has notified its shareholding to BASF Aktiengesellschaft. Notwithstanding the foregoing, based on its survey of January 2006, BASF Aktiengesellschaft believes that approximately 14% of the BASF Shares were held by shareholders in the United States as of the beginning of 2006.

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

Material supply relationships exist between the proportionally consolidated Group companies Wintershall Erdgas Handelshaus GmbH & Co. KG, Berlin, Germany; Wintershall Erdgas Handelshaus Zug AG, Zug, Switzerland; and companies of the BASF Group, for the supply of oil and gas. The unconsolidated portion of these supplies amounted to €765.5 million in 2006 and €632.1 million in 2005.

All transactions were executed on an arms-length basis.

Please see Note 13 to the Consolidated Financial Statements included in Item 18 for details regarding payables and receivables with companies accounted for proportionally, at acquisition cost, or according to the equity method.

Item 8.    Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

EXPORT SALES

BASF manufactures products mainly in Europe (primarily Germany), North America and Asia. BASF’s products are then sold in markets worldwide. Therefore, a large share of BASF’s products is manufactured in Germany and exported for sale in Asia and to a lesser extent in South America. The following table sets forth BASF’s regional exports:

Million €

	Regional	Produced in	Regional Exports
Region	Sales	Region	(Imports)
		Million €
Europe	29,529	31,444	1,915
Thereof Germany	11,062	22,963	11,901
North America (NAFTA)	11,522	11,415	(107)
Asia Pacific	8,102	7,450	(652)
South America, Africa, Middle East	3,457	2,301	(1,156)
Total	52,610	52,610	—

LEGAL PROCEEDINGS

Antitrust Claims Relating to Vitamins

On November 21, 2001, the European Commission imposed a fine of €296.2 million against BASF Aktiengesellschaft in connection with certain violations of antitrust laws relating to the sale of vitamin products in the European Union between 1989 and early 1999. On appeal of BASF, the European Court of First Instance reduced the fine to €236.8 million on March 15, 2006. On December 9, 2004, the European Commission imposed an additional fine of €35 million for violations of certain antitrust laws relating to the sale of vitamin B4 (choline chloride) in the mid-nineties. BASF has also appealed against this decision. A further proceeding is still pending in Brazil.

One State court lawsuit on behalf of indirect purchasers is still pending in the United States in connection with said antitrust law violations. Further claims for damages have been filed in the United Kingdom.

For these proceedings, the company has established provisions that it anticipates to be sufficient based on our current state of knowledge.

BASF Aktiengesellschaft had been named as a defendant in Empagran S.A. et al. vs. F. Hoffmann-LaRoche, Ltd., et al., a federal class action filed in the U.S. District Court for the District of Columbia purportedly on behalf of all persons who purchased vitamins from the defendants outside the United States between January 1, 1988 and February 1999. The Empagran complaint alleged that the plaintiffs were overcharged on their vitamins purchases as the result of a worldwide conspiracy among the defendants to fix vitamin prices. By decision dated June 7, 2001, the District Court for the District of Columbia dismissed the Empagran complaint for lack of subject matter jurisdiction. On January 17, 2003, a divided panel of the United States Court of Appeals for the District of Columbia Circuit reversed the District Court’s ruling. The Court of Appeals held that the United States antitrust laws permit the assertion of federal subject matter jurisdiction over claims by foreign purchasers based on purchases made and purported damages felt outside the United States. BASF Aktiengesellschaft and the other defendants petitioned for a Writ of Certiorari to the United States Supreme Court. The Supreme Court granted the petition, and on June 14, 2004, vacated the Court of Appeals’ ruling and remanded the case to the Court of Appeals by an 8-0 decision. On June 28, 2005, the Court of Appeals, on remand, ruled that plaintiffs’ alleged link between foreign injury and domestic effects was legally insufficient to trigger jurisdiction under the Sherman Act and therefore affirmed the district court’s dismissal of the action. On October 26, 2005, plaintiffs filed a new petition for a Writ of Certiorari to the U.S. Supreme Court. The Supreme Court denied the plaintiffs’ petition, on January 6, 2006. An attempt of the plaintiffs to reinstate the case at the District Court has been rejected. The proceedings are, therefore, terminated and the case is finally dismissed.

Other Proceedings

In 2005, several class action lawsuits against BASF Aktiengesellschaft and BASF Corporation were filed in U.S. courts. It was alleged that sales of TDI, MDI and polyether polyols had violated antitrust laws. BASF is defending itself against these lawsuits.

In February 2006, the U.S. Department of Justice served a Grand Jury subpoena upon BASF Corporation requesting the presentation of documents relating to the sale of TDI, MDI, polyether polyols and related systems during the period of 1999 through the present. BASF Corporation is cooperating with the U.S. Department of Justice in this regard.

In August 2005, the European Commission issued Statements of Objections against several European producers of methacrylates and polymethacrylates for alleged anticompetitive behavior between 1995 and 2000, inter alia against BASF Aktiengesellschaft. In May 2006, the European Commission terminated the investigation against BASF Aktiengesellschaft without imposing any fine.

BASF Corporation, Bayer Corporation and Bayer CropScience Corporation have been sued by a number of plaintiffs for damages because of alleged price fixing in the distribution of the termiticides Premise® (Bayer) and Termidor® (BASF) in the United States. The plaintiffs contend that BASF and Bayer have each engaged in unlawful resale price maintenance resulting in overcharges to plaintiffs’ purchasers who are professionals in termite control. The plaintiffs are suing for trebled damages of $600 million. BASF maintains that its pricing was lawful because its sales were through agency agreements rather than through distributors and therefore the claims are without merits.

In July 2006, the US-company Moncrief Oil International has filed a declaratory action against BASF Aktiengesellschaft and its subsidiary Wintershall AG at the District Court of Frankenthal, Germany, Moncrief seeks to have declared null and void agreements concluded or to be concluded between BASF/Wintershall and Gazprom in connection with the proposed joint exploitation of the Russian gas field Yuzhno Russkoye. Subject matter of the action is Moncrief’s allegation that BASF/Wintershall unlawfully induced Gazprom to violate alleged contracts between subsidiaries of Gazprom and Moncrief. Moncrief is alleging to incur damages in the amount of several billion U.S. Dollars, if it should be excluded from the exploitation of the gas field. BASF and Wintershall are of the opinion that all claims are without any merit. The negotiations of BASF/Wintershall with Gazprom where at no time directed against Moncrief Oil International. On December 14, 2006, first oral arguments were held in front of the District Court. The District Court set the next hearing for oral arguments for May 31, 2007.

DIVIDEND POLICY

The Board of Executive Directors and the Supervisory Board of BASF Aktiengesellschaft propose dividends based on BASF Aktiengesellschaft’s year-end unconsolidated financial statements. The proposal is then voted on at BASF’s Annual Meeting. The Annual Meeting is usually convened during the second quarter of each year.

Since all BASF Shares are in bearer form, dividends are either remitted to the custodian bank on behalf of the stockholder, generally within two days following the Annual Meeting, or in the case of stockholders personally possessing certificates, made available immediately following the Annual Meeting upon submission of the dividend coupon therefore at the offices of BASF Aktiengesellschaft in Ludwigshafen, Germany, or the offices of BASF Aktiengesellschaft’s appointed paying agents. Record holders of BASF’s American Depositary Receipts (ADRs) on the dividend record date will be entitled to receive payment of the dividend less withholding tax of 15% in respect of the year for which it is declared. See “Item 10. Additional Information” for further information. Cash dividends payable to ADR holders will be paid to the Bank of New York, as depositary, in euros and, subject to certain exceptions, will be converted by the depositary into U.S. dollars. The amount of dividends received by holders of ADRs may be affected by fluctuations in exchange rates. See “Item 3. Key Information-Exchange Rate Information” for further information.

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

Since June 7, 2000, American Depositary Receipts (ADRs), each representing one BASF Share, have been traded on the New York Stock Exchange (NYSE) under the trading symbol “BF.”

Options on BASF Shares are traded on Eurex, the German-Swiss derivatives market jointly owned and operated by Deutsche Börse AG and the Swiss Stock Exchange.

Share Price History

The table below shows, for the periods indicated, the high and low official daily quotation for BASF Shares on the Frankfurt Stock Exchange as reported by Deutsche Börse AG and also the high and low of the DAX. See “Item 3. Key Infomation-Exchange Rate Information” for information on exchange rates between the U.S. dollar and the euro during the periods in this table.

	Price per BASF Share (€)		DAX (€)
Quarterly Highs and Lows	High	Low	High	Low
2002
First Quarter	47.56	40.75	5,462.55	4,745.58
Second Quarter	49.80	44.05	5,343.88	4,099.05
Third Quarter	47.70	35.90	4,483.03	2,769.03
Fourth Quarter	40.79	32.90	3,380.20	2,597.88
2003
First Quarter	39.25	28.41	3,157.25	2,202.96
Second Quarter	40.53	33.81	3,304.15	2,450.19
Third Quarter	43.05	36.52	3,668.67	3,146.55
Fourth Quarter	44.58	37.55	3,965.16	3,276.64
2004
First Quarter	45.63	40.49	4,151.83	3,276.07
Second Quarter	44.89	40.60	4,134.10	3,754.37
Third Quarter	47.65	42.54	4,035.02	3,646.99
Fourth Quarter	53.00	46.87	4,261.79	3,854.41
2005
First Quarter	58.30	51.34	4,428.09	4,201.81
Second Quarter	56.82	50.11	4,627.48	4,201.81
Third Quarter	62.50	53.80	5,048.74	4,530.18
Fourth Quarter	65.33	58.37	5,458.58	4,806.05
2006
First Quarter	65.95	61.65	5,984.19	5,334.30
Second Quarter	69.49	58.97	6,140.72	5,292.14
Third Quarter	64.93	60.69	6,004.33	5,396.85
Fourth Quarter	74.24	63.62	6,611.81	5.992.22

Monthly Highs and Lows of the Last Six Months(1)

	High	Low
2006
September	64.93	61.36
October	69.06	63.62
November	71.60	67.30
December	74.24	69.00

2007
January	74.82	71.95
February	80.14	75.50

(1)          Effective January 2, 2001, the Frankfurt Stock Exchange no longer determines official daily quotes for odd-lot trades (Kassakurse). As of this date, the stock price information provided above is based on Xetra, the integrated computerized trading system through which the Frankfurt Stock Exchange conducts trading in equity securities.

Trading on the New York Stock Exchange

The following table sets forth, for the period indicated, the high and low sales price per BASF ADR in U.S. dollars, as reported on the New York Stock Exchange Composite Tape.

	High		Low
2006
September	USD	83.11	USD	77.96
October	USD	87.98	USD	81.15
November	USD	92.61	USD	85.69
December	USD	97.76	USD	92.19

2007
January	USD	97.64	USD	92.80
February	USD	105.46	USD	97.50

Item 10.  Additional Information

ARTICLES OF ASSOCIATION

BASF is a stock corporation organized in the Federal Republic of Germany under the German Stock Corporation Act (Aktiengesetz). BASF is registered in the Commercial register maintained by the local court in Ludwigshafen/Rhine, Germany, under the entry number HRB 3000. Copies of BASF’s Articles of Association are publicly available on our website, www.basf.com, and an English translation was filed with the Securities and Exchange Commission.

Except for the information provided below, BASF incorporates herein all information regarding its Articles of Association by reference to its Registration Statement on Form 20-F (File No. 1-15909), as filed with the Securities and Exchange Commission on May 25, 2000.

Annual General Meetings

Under the German Stock Corporation Act, the Board of Executive Directors must call, within the first eight months of each fiscal year, an Ordinary Annual General Meeting of BASF Aktiengesellschaft for the purpose of providing the shareholders with the annual financial statements and the management report and deciding on the appropriation of the balance sheet profits. Furthermore, an Annual General Meeting may be called by the Board of Executive Directors, by the Supervisory Board or by holders of BASF Shares representing, in the aggregate, at least 5% of the issued share capital of BASF Aktiengesellschaft. Notice of an Annual General Meeting must be published in the electronic General Federal Gazette at least thirty days prior to the day by the end of which the shareholders have to notify their attendance at the Annual General Meeting as described below. The notice must state the time, place and agenda of the Annual General Meeting and the conditions for shareholder participation.

To be eligible to attend and vote at an Annual General Meeting, a shareholder must notify his attendance in writing, by fax or in text form no later than the end of the seventh day prior to the day of the Annual General Meeting and must prove his right to attend the meeting and to exercise the voting right. Proof of the shareholding must be provided latest by the end of the seventh day prior to the day of the Annual General Meeting in written or text form or by fax in the English or German language, e.g. a confirmation by the institution where the shares are deposited. Such evidence of shareholding must relate to the beginning of the twenty-first day prior to the day of the Annual General Meeting. The notification of attendance and the proof of shareholding must be received by BASF at the address specified in the notice of the Annual General Meeting.

Acquisition of BASF Shares by BASF Aktiengesellschaft

Under the German Stock Corporation Act, a stock corporation may acquire its own shares in a limited number of exceptional cases, including if so authorized by a shareholder resolution adopted at an Annual General Meeting. At the Annual Meetings of BASF Aktiengesellschaft held on April 28, 2005 and May 4, 2006, the shareholders authorized the Board of Executive Directors to buy back BASF Shares representing up to 10% of BASF Aktiengesellschaft’s outstanding share capital. The Board of Executive Directors may either cancel the repurchased shares, reducing the company’s outstanding share capital, reissue the shares subject to a further resolution adopted at an Annual Meeting or with the approval of the Supervisory Board, use the shares for the acquisition of companies, parts of companies or holdings in companies in return for the transfer of BASF shares. In 2006, BASF Aktiengesellschaft had bought 14,699,000 BASF Shares, or approximately 2.86% of the outstanding BASF Shares on December 31, 2005. The Board of Executive Directors has cancelled 13,969,000 repurchased BASF Shares (thereof 680,000 shares repurchased in 2005), thus reducing the company’s outstanding share capital.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are, except in limited embargo circumstances pursuant to resolutions adopted by the United Nations or the European Union, no legal restrictions in Germany on international capital movements and foreign exchange transactions.

For statistical purposes only, every individual or corporation residing in Germany (a “Resident”) must report to the German Central Bank, subject only to certain immaterial exceptions, any payment received from or made to or on account of an individual or corporation residing outside Germany (a “Nonresident”) if such payment exceeds €12,500 or the equivalent in a foreign currency. In addition, Residents must report any claims against or any liabilities payable to Nonresidents if such claims or liabilities in the aggregate exceed €5,000,000 or the equivalent in a foreign currency during any one month.

Neither German Law nor the Articles of Association of BASF Aktiengesellschaft impose any limitations on the rights of Nonresident or foreign owners to hold or vote BASF Shares, including those represented by American Depositary Receipts (ADRs).

TAXATION

The following is a summary of material U.S. federal income and German tax considerations relating to the ownership of American Depositary Shares (ADSs) or BASF Shares by an Eligible U.S. Holder (as defined below).

The discussion is based on tax laws of the United States and Germany as in effect on the date of this Annual Report, including the Convention between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and to Certain Other Taxes (the “Income Tax Treaty”), and the Convention between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation with respect to Taxes on Estates, Inheritances and Gifts (the “Estate Tax Treaty”). All such laws are subject to change, possibly with retroactive effect, and are subject to different interpretations. The discussion is also based in part upon the representations of the depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

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

For purposes of the discussion that follows, an “Eligible U.S. Holder” is any beneficial owner of ADSs or BASF Shares who or which (i) is a resident of the United States for the purposes of the Income Tax Treaty, such as a U.S. citizen or U.S. corporation, (ii) is not also a resident of the Federal Republic of Germany for the purposes of the Income Tax Treaty, (iii) owns the ADSs or BASF Shares as capital assets, (iv) does not hold ADSs or BASF Shares as part of the business property of a permanent establishment located in Germany or as part of a fixed base of an individual located in Germany and used for the performance of independent personal services, (v) is entitled to benefits under the Income Tax Treaty with respect to income and gain derived in connection with the ADSs or BASF Shares and (vi) if not an individual, is not subject to the limitation on benefits restrictions in the Income Tax Treaty.

In general, for U.S. federal income tax purposes, holders of ADRs evidencing ADSs will be treated as the owners of the BASF Shares represented by those ADSs.

Taxation of Dividends

Under U.S. federal income tax law, Eligible U.S. Holders are generally required to include in their gross income, as dividend income from a qualified foreign corporation, the gross amount of any distribution paid from the current or accumulated earnings and profits of BASF (as determined under U.S. federal income tax principles). The amount of dividend income for U.S. federal income tax purposes is not reduced by German taxes withheld from a dividend distribution in respect of the ADSs or BASF Shares. Dividends received before 2011 by non-corporate Eligible U.S. Holders may be eligible for tax treatment as “qualified dividend income” that would be taxed as a capital gain. Eligible U.S. Holders that are corporations will not be entitled to the dividends-received deduction with respect to dividend distributions.

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

General Refund Procedures Regarding German Withholding Tax

Pursuant to administrative procedures, claims for refunds under the Income Tax Treaty generally must be submitted to the German Federal Tax Authority either individually by an Eligible U.S. Holder, or collectively (introduced on a trial basis) by the depositary (or a custodian as its designated agent) on behalf of all Eligible U.S. Holders owning ADSs. Claims must be filed within four years of the end of the calendar year in which the dividend was received.

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

As part of the individual refund claim, an Eligible U.S. Holder must submit to the German Federal Tax Authority the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, and an official IRS certification on IRS Form 6166 of such Eligible U.S. Holder’s last filed U.S. federal income tax return. Requests for IRS certification on Form 6166 are made by sending a properly completed and signed IRS Form 8802 with required documentation described in the instructions to the form and in IRS Publication 686, Certification for Reduced Tax Rates in Tax Treaty Countries. Form 8802 may be filed by mail to: Internal Revenue Service, Philadelphia Accounts Management Center, U.S. Residency Certification Request, P.O. Box 16347, Philadelphia, P.A. 19114-0447; or by fax to the Philadelphia Service Center at 215-516-1035 or 215-516-3412.

The Internal Revenue Service will send the certification to you, or your properly designated agent, to be included with the refund claim and documentation filed with the German Federal Tax Authority.

Simplified Refund Procedure regarding German Withholding Tax in respect of ADSs or BASF Shares Deposited with The Depository Trust Company in New York

A simplified refund procedure is available to Eligible U.S. Holders applying for Treaty-based refunds of German Tax withheld from dividends paid in respect of ADSs or BASF Shares deposited with The Depository Trust Company in New York. Under the simplified refund procedure, refund applications will be filed in a special (simplified) collective procedure with the aid of the “Elective Dividend Service” (the “EDS”) installed at The Depository Trust Company.

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

Under the Income Tax Treaty, an Eligible U. S. Holder will not be liable for German tax on capital gains realized or accrued on the sale or other disposition of ADSs or BASF Shares.

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

Exclusive use is made of commonly used instruments with sufficient market liquidity. Generally, derivative instruments are only used if they have corresponding underlying positions arising from the operating business, cash investments and financing. The leverage effect that can be achieved with derivatives is deliberately not used. After the acquisition of Engelhard Corp., BASF continues to run the Materials Services business for precious metals. The Materials Services business holds, in closely monitored situations for which exposure levels and transaction size limits have been set by senior management, large, unhedged metal-related commodity positions that are subject to market price fluctuations. Such positions may include varying levels of derivative commodity instruments. All other metal-related commodity transactions are hedged on a daily basis, using forward, future, option or swap contracts to substantially eliminate the exposure to price risk.

The risks arising from changes in exchange rates, interest rates and commodity prices as a result of the underlying transactions and the derivative transactions concluded to hedge them are monitored constantly. For this purpose, market quotations or computer or mathematical models are used to determine the current market values not only of the underlying transactions but also of the derivative transactions and these are compared with each other. Where derivative instruments were entered into as a substitute for original financial instruments, market trends are also monitored continually.

Where derivatives have a positive market value, BASF is exposed to credit risks in the event of nonperformance by the counterparties. The credit risk is minimized by entering into derivative contracts exclusively with major creditworthy counterparties.

To ensure efficient risk management, market risks are centralized at BASF Aktiengesellschaft and BASF Group companies designated for this purpose, except when certain subsidiaries have been authorized to close derivative contracts under the principles mentioned above. BASF has developed and implemented internal guidelines based on the principles of separation of the placement function from the settlement function for derivative instruments.

INTEREST RATE RISK MANAGEMENT

BASF employs interest-rate sensitive financial instruments to manage the liquidity and cash needs of its operations. Financial liabilities consist of bank loans (13% of financial liabilities), which BASF Group companies worldwide have with numerous local banks in their various local currencies. Additionally, BASF has four fixed-rate euro bonds (42% of financial liabilities), one 3-Month-EURIBOR variable-rate bond (5% of financial liabilities), commercial paper in U.S. dollar (34% of financial liabilities) and four fixed-rate notes (3% of financial liabilities), as well as a number of variable and fixed-rate infrastructure and environmental bonds denominated in U.S.-dollar bonds with a preferred tax status in the United States (3% of financial liabilities). BASF has entered into a number of interest rate derivatives in order to limit fluctuations in its financing costs.

In addition to the interest rate risk exposure resulting from financial liabilities described above, BASF entered into a number of combined interest/currency derivatives. Such derivatives were concluded to optimize the internal financing of Group companies worldwide and to offer the internal parties the desired credit terms and cash flows.

The following information on debt is presented in euro equivalents, which is BASF’s reporting currency.

Principal (Notional) Amount Interest Rate –  December 31, 2006 (1)

Million €

								Fair Value
	Expected Maturity Date							December
Debt, including current portion	2007	2008	2009	2010	2011	Thereafter	Total	31, 2006
U.S. dollar (USD)
Fixed rate	3,381.6	6.9	104.1	28.0	21.6	250.8	3,793.0	3,705.6
Weighted average interest rate (fixed)	5.24%	5.95%	4.42%	5.64%	5.97%	4.48%
Variable rate	38.4	12.0	12.0	12.0	12.0	459.0	545.4	545.4
Interest rate (variable)	5.41%	6.57%	6.57%	6.57%	6.57%	4.52%
Subtotal	3,420.0	18.9	116.1	40.0	33.6	709.8	4,338.4	4,251.0
Euro (EUR)
Fixed rate	22.9	8.6	0.4	1,000.4	1,000.4	1,905.8	3,938.5	3,870.5
Weighted average interest rate (fixed)	4.47%	4.13%	4.07%	3.63%	4.05%	3.73%
Variable rate	105.1	0.4	500.4	7.4	7.2	0.1	620.6	621.1
Interest rate (variable)	3.44%	4.09%	3.83%	3.00%	3.00%	3.00%
Subtotal	128.0	9.0	500.8	1,007.8	1,007.6	1,905.9	4,559.1	4,491.6
Chinese renminbi (CNY)
Fixed rate	59.6	9.3	76.9	18.6	18.6	136.0	319.0	319.0
Weighted average interest rate (fixed)	5.11%	6.16%	5.60%	6.16%	6.16%	5.75%
Variable rate	11.9	—	—	—	—	173.4	185.3	185.3
Interest rate (variable)	5.51%	—	—	—	—	5.51%
Subtotal	71.5	9.3	76.9	18.6	18.6	309.4	504.3	504.3
Other currencies
Fixed rate	162.8	6.5	—	—	—	6.8	176.1	176.1
Weighted average interest rate (fixed)	10.41%	4.42%	—	—	—	4.40%
Variable rate	7.5	—	—	—	—	—	7.5	7.5
Interest rate (variable)	7.02%	—	—	—	—	—
Subtotal	170.3	6.5	—	—	—	6.8	183.6	183.6
Total							9,585.4	9,430.5

(1)          In the Consolidated Financial Statements, financial liabilities are initially valued at present value. Subsequent valuation follows the effective interest method. Therefore, the total book value of the financial liabilities is €102.3 million lower than the total principal amount as shown above.

Principal (Notional) Amount Interest Rate – December 31, 2005 (1)

Million €

								Fair Value
	Expected Maturity Date							December
Debt, including current portion	2006	2007	2008	2009	2010	Thereafter	Total	31, 2005
U.S. dollar (USD)
Fixed rate	11.8	—	—	15.8	24.2	86.2	138.0	139.5
Weighted average interest rate (fixed)	5.13%	—	—	5.48%	6.03%	3.04%
Variable rate	4.0	7.8	7.8	7.7	7.7	545.9	580.9	580.9
Interest rate (variable)	5.16%	5.89%	5.89%	5.89%	5.04%	3.87%
Subtotal	15.8	7.8	7.8	23.5	31.9	632.1	718.9	720.4
Euro (EUR)
Fixed rate	13.0	0.7	0.4	0.4	1,000.4	1,403.6	2,418.5	2,430.2
Weighted average interest rate (fixed)	3.04%	8.57%	2.99%	2.99%	3.59%	3.40%
Variable rate	162.5	3.4	7.1	14.2	14.2	21.2	222.6	222.6
Interest rate (variable)	2.37%	3.39%	3.00%	3.00%	3.00%	3.00%
Subtotal	175.5	4.1	7.5	14.6	1,014.6	1,424.8	2,641.1	2,652.8
Chinese renminbi (CNY)
Fixed rate	22.8	—	63.0	—	—	165.5	251.3	251.3
Weighted average interest rate (fixed)	4.40%	—	5.06%	—	—	5.18%
Variable rate	—	—	19.5	—	—	258.3	277.8	277.8
Interest rate (variable)	—	—	5.18%	—	—	5.51%
Subtotal	22.8	—	82.5	—	—	423.8	529.1	529.1
Other Currencies
Fixed rate	17.6	0.4	—	6.7	—	7.9	32.6	32.6
Weighted average interest rate (fixed)	9.79%	12.61%	—	4.35%	—	3.66%
Variable rate	27.6	—	—	0.9	—	—	28.5	28.5
Interest rate (variable)	9.48%	—	—	3.80%	—	—
Subtotal	45.2	0.4	—	7.6	—	7.9	61.1	61.1
Total							3,950.2	3,963.4

(1)   In the Consolidated Financial Statements, financial liabilities are initially value at present value. Subsequent valuation follows the effective interest method. Therefore, the total book value of the financial liabilities is €9.2 million lower than the respective total principal amount as shown above.

The following information on derivatives is presented in euro equivalents, which is BASF’s reporting currency. The instruments’ actual cash flows are denominated in the currencies noted parenthetically.

Interest Rate Swaps –  December 31, 2006

	Expected Maturity Date
	(Notional amounts, Million €)
						There-		Fair
	2007	2008	2009	2010	2011	after	Total	Value
Euro (EUR)
Payer swap	—	—	—	14	—	—	14	(0.79)
Weighted average pay rate (fixed)	—	—	—	5.99%	—	—	—	—
Weighted average receive rate (variable)	—	—	—	3.55%	—	—	—	—
U.S. dollar (USD)
Payer swap	—	—	82	59	—	—	141	2.47
Weighted average pay rate (fixed)	—	—	4.30%	4.7%	—	—	—	—
Weighted average receive rate (variable)	—	—	5.37%	5.61%	—	—	—	—
Receiver swap	—	—	—	—	—	130	130	(7.00)
Weighted average pay rate (variable)	—	—	—	—	—	5.38%	—	—
Weighted average receive rate (fixed)	—	—	—	—	—	4.25%	—	—

The total notional amount of interest-rate swaps increased from €199 million in 2005 to €285 million in 2006 due primarily to the additional volume related to the Engelhard acquisition. The total fair value of the interest-rate swaps decreased from €(2.41) million in 2005 to €(5.32) million in 2006.

Interest Rate Swaps –  December 31, 2005

	Expected Maturity Date (National amounts, Million €)
	2006	2007	2008	2009	2010	There- after	Total	Fair Value
Euro (EUR)
Payer swap	—	—	—	—	56	—	56	(4.89)
Weighted average pay rate (fixed)	—	—	—	—	6.0%	—	—	—
Weighted average receive rate (variable)	—	—	—	—	2.2%	—	—	—
U.S. dollar (USD)
Payer swap	—	—	—	82	61	—	143	2.48
Weighted average pay rate (fixed)	—	—	—	4.3%	4.7%	—	—	—
Weighted average receive rate (variable)	—	—	—	4.7%	3.8%	—	—	—

Combined Interest Rate and Cross Currency Swaps

For combined Interest Rate and Cross Currency Swaps please see the section on foreign currency exchange rate risk below.

FOREIGN EXCHANGE RISK MANAGEMENT

The principal derivative financial instruments used by BASF to hedge foreign currency exposures resulting from product sales, purchases of raw materials and commercial paper denominated in foreign currency are foreign currency forward contracts and currency options. In 2006, transactions in these hedging instruments were primarily aimed at hedging the exchange rate risk arising from the U.S. dollar, the British pound, the Korean won and the Japanese yen.

Intercompany loans within the BASF Group must frequently be denominated in a currency that is foreign to the intercompany borrower or the intercompany lender or both. The foreign currency risks inherent in such loans are hedged by foreign currency forward contracts or foreign currency borrowings from third parties in such cases where the loan has a short-term or a variable maturity. Longer-term intercompany loans with fixed maturity schedules are hedged primarily with forward foreign exchange contracts and cross-currency swaps.

The following tables provide information about significant derivative financial instruments that are sensitive to changes in foreign currency exchange rates.

Foreign Currency Forward Contracts –  December 31, 2006 (1)

		Weighted
		Average
	Contract	Forward	Fair
	Amount	Exchange Rate	Value
	(Million €)		(Million €)
Euro (EUR)
Purchase U.S. dollar (USD)	3,700.2	1.30	(72.25)
Purchase British pound (GBP)	261.8	0.69	5.00
Sell British pound (GBP)	340.0	0.69	(8.46)
Sell U.S. Dollar (USD)	7,495.9	1.30	166.34
Sell Japanese yen (JPY)	479.0	150.91	14.69
U.S. dollar (USD)
Purchase Korean won (KRW)	265.3	932.17	1.12
Purchase Japanese yen (JPY)	227.3	107.43	(10.17)
Sell Korean won (KRW)	165.4	943.20	(2.39)
Sell Japanese yen (JPY)	228.9	110.59	11.39
Sell Brazilian real (BRL)	70.4	2.17	(0.58)
Other currencies	479.2	—	(2.72)

(1)          All maturing in 2007 except for €412.8 million in 2008, €573.2 million in 2009, and €8.5 million in 2010.

The total contract amount of foreign currency forward contracts increased from €5,676 million in 2005 to €13,713 million in 2006, mainly due to new hedges of items denominated in foreign currencies. This is primarily due to the acquisition of Engelhard. The total fair value of the foreign currency forward contracts increased from €35 million in 2005 to €102 million in 2006, mainly due to the lower value of the U.S. dollar compared to the euro.

Foreign Currency Forward Contracts – December 31, 2005 (1)

	Contract Amount	Weighted Average Forward Exchange Rate	Fair Value
	(Million €)		(Million €)
Euro (EUR)
Purchase U.S. dollar (USD)	749.9	1.19	0.46
Purchase British pound (GBP)	255.8	0.71	3.90
Sell Brazilian real (BRL)	109.7	2.73	4.30
Sell British pound (GBP)	388.0	0.70	(3.09)
Sell U.S. dollar (USD)	3,097.5	1.18	33.76
Sell Japanese yen (JPY)	173.5	138.94	(0.96)
U.S. dollar (USD)
Purchase Korean won (KRW)	188.8	1,021.72	1.99
South Korean won (KRW)	106.9	1,034.44	(2.23)
Other currencies	605.9	—	(3.13)

(1)          All maturing in 2006 except for €288.8 million in 2007, €369.2 million in 2006, and €173.8 million in 2009, and €3.5 million in 2010.

Foreign Currency Options –  December 31, 2006

	Expected Maturity Date
	(Notional amounts, Million €)
						There-
	2007	2008	2009	2010	2011	after	Total	Fair Value
Purchase euro (EUR) / sell Japanese yen (JPY) (long)	6	—	—	—	—	—	6	0.07
Weighted Average Strike Price (JPY/EUR)	155.20	—	—	—	—	—
Purchase euro (EUR) / sell Polish zloty (PLN) (long)	25	—	—		—	—	25	0.23
Weighted Average Strike Price (PLN/EUR)	3.88	—	—	—	—	—
Purchase euro (EUR) / sell U.S. dollar (USD) (long)	931	—	—	—	—	—	931	43.11
Weighted Average Strike Price (USD/EUR)	1.27	—	—	—	—	—
Purchase euro (EUR) / sell U.S. dollar (USD) (short)	29	—	—	—		—	29	(0.00	)(1)
Weighted Average Strike Price (USD/EUR)	1.24	—	—	—	—	—
Purchase U.S. dollar (USD) / sell euro (EUR) (long)	85	—	—	—	—	—	85	0.14
Weighted Average Strike Price (USD/EUR)	1.33	—	—	—	—	—
Purchase U.S. dollar (USD) / sell Brazilian real (BRL) (long)	5	—	—	—	—	—	5	0.02
Weighted Average Strike Price (BRL/USD)	2.26	—	—	—	—	—
Purchase euro (EUR) / sell British pound (GBP) (long)	15	—	—	—	—	—	15	0.00	(2)
Weighted Average Strike Price (GBP/EUR)	0.68	—	—	—	—	—
Purchase euro (EUR) / sell Hungarian forint (HUF) (long)	14	—	—	—	—	—	14	0.10
Weighted Average Strike Price (HUF/EUR)	261.00	—	—	—	—	—
Purchase euro (EUR) / sell South African rand (ZAR) (long)	7	—	—	—	—	—	7	0.00	(2)
Weighted Average Strike Price (ZAR/EUR)	9.50	—	—	—	—	—
Purchase South Korean won (KRW) / sell U.S. dollar (USD) (long)	75	—	—	—	—	—	75	0.20
Weighted Average Strike Price (KRW/USD)	918.57	—		—	—	—
Purchase South Korean won (KRW) / sell U.S. dollar (USD) (short)	40	—	—	—	—	—	40	(0.06)
Weighted Average Strike Price (KRW/USD)	966.51	—	—	—	—	—

(1)          The fair value of this contract is less than €0.00 but greater than €(0.005) million.

(2)          The fair value of this contract is more than €0.00 but less than €0.005 million.

The total volume of foreign currency options decreased from €3,407 million on December 31, 2005, to €1,232 million on December 31, 2006, due to the expiration of contracts. The total fair value of foreign currency option contracts increased from €(34) million in 2005 to €44 million in 2006 mainly due to the lower value of the US dollar compared to euro.

Foreign Currency Options – December 31, 2005

	Expected Maturity Date
	(Notional amounts, Million €)
	2006	2007	2008	2009	2010	There- after	Total	Fair Value
Purchase euro (EUR)/ sell Japanese yen (JPY) (long)	8	—	—	—	—	—	8	0.01
Weighted Average Strike Price (JPY/EUR)	143.62	—	—	—	—	—
Purchase euro (EUR) / sell Japanese yen (JPY) (short)	4	—	—	—	—	—	4	(0.00	)(1)
Weighted Average Strike Price (JPY/EUR)	133.9	—	—	—	—	—
Purchase euro (EUR)/ sell Polish zloty (PLN) (long)	14	—	—	—	—	—	14	0.21
Weighted Average Strike Price (PLN/EUR)	3.90	—	—	—	—	—
Purchase euro (EUR)/ sell Polish zloty (PLN) (short)	15	—	—	—	—	—	15	(0.07)
Weighted Average Strike Price (PLN/EUR)	3.70	—	—	—	—	—
Purchase euro (EUR)/ sell U.S. dollar (USD) (long)	1,587	82	—	—	—	—	1,669	12.47
Weighted Average Strike Price (USD/EUR)	1.27	1.23	—	—	—	—
Purchase euro (EUR/ sell U.S. dollar (USD) (short)	1,469	1					1,470	(49.95)
Weighted Average Strike Price (USD/EUR)	1.20	1.32	—	—	—	—
Purchase U.S. dollar (USD) / sell euro (EUR) (short)	152	—	—	—	—	—	152	(0.04)
Weighted Average Strike Price (USD/EUR)	1.32	—	—	—	—	—
Purchase U.S. dollar (USD) / sell
Brazilian real (BRL) (long)	73	2	—	—	—	—	75	3.85
Weighted Average Strike Price (BRL/USD)	2.42	2.57	—	—	—	—

(1)          The fair value of this contract is less than €0.00 but greater than €(0.005) million.

Cross Currency Swaps –  December 31, 2006

	Expected Maturity Date
	(Notional amounts, Million €)
						There-		Fair
	2007	2008	2009	2010	2011	after	Total	Value
Receive euro (EUR) / Pay U.S. dollar (USD)
Notional amount	99	24	—	—	16	—	139	35.77
Average contract rate U.S. dollar (USD) per euro (EUR)	0.90	1.07	—	—	1.30	—
Weighted average receive rate (variable, EUR)	4.76%	4.94%	—	—	3.61%	—
Weighted average pay rate (variable, USD)	6.21%	6.08%	—	—	4.64%	—
Receive Euro (EUR) / Pay Japanese yen (JPY)
Notional amount	6	6	—	—	—	—	12	2.16
Average contract rate Japanese yen (JPY) per euro (EUR)	129.00	154.81	—	—	—	—
Weighted average receive rate (fixed, EUR)	3.39%	3.54%	—	—	—	—
Weighted average pay rate (fixed, JPY)	1.04%	0.52%	—	—	—	—
Receive Euro (EUR) / Pay Singapore dollar (SGD)
Notional amount	—	—	15	—	—	—	15	(0.51)
Average contract rate Singapore dollar (SGD) per euro (EUR)	—	—	2.14	—	—	—
Weighted average receive rate (fixed, EUR)	—	—	3.84%	—	—	—
Weighted average pay rate (fixed, SGD)	—	—	2.93%	—	—	—
Receive Singapore dollar (SGD) / Pay Euro (EUR)
Notional amount	—	—	2	—	—	—	2	0.09
Average contract rate Singapore dollar (SGD) per euro (EUR)	—	—	2.14	—	—	—
Weighted average receive rate (fixed, SGD)	—	—	2.93%	—	—	—
Weighted average pay rate (fixed, EUR)	—	—	3.55%	—	—	—
Receive U.S. dollar (USD) / Pay Korean won (KRW)
Notional amount	91	—	—	—	—	—	91	(18.89)
Average contract rate Korean won (KRW) per U.S. dollar (USD)	1,188.86	—	—	—	—	—
Weighted average receive rate (variable, USD)	6.33%	—	—	—	—	—
Weighted average pay rate (fixed, KRW)	6.53%	—	—	—	—	—
Receive U.S. dollar (USD) / Pay Malaysian ringgit (MYR)
Notional amount	—	—	—	—	16	—	16	(1.21)
Average contract rate Malaysian ringgit (MYR) per U.S. dollar (USD)	—	—	—	—	3.80	—
Weighted average receive rate (variable, USD)	—	—	—	—	4.65%	—
Weighted average pay rate (variable, MYR)	—	—	—	—	3.83%	—
Receive U.S. dollar (USD) / Pay Brazilian real (BRL)
Notional amount	—	—	—	—	25	—	25	(1.29)
Average contract rate BRL per U.S. dollar (USD)	—	—	—	—	2.14	—
Weighted average receive rate (variable, USD)	—	—	—	—	5.72%	—
Weighted average pay rate (variable, BRL)	—	—	—	—	13.81%	—
Notional amount	—	—	—	—	34	—	34	(4.56)
Average contract rate BRL per U.S. dollar (USD)	—	—	—	—	2.14	—
Weighted average receive rate (variable, USD)	—	—	—	—	5.72%	—
Weighted average pay rate (fixed, BRL)	—	—	—	—	16.86%	—

The total notional amount of the combined interest-rate and cross-currency swaps decreased from €1,439 million in 2005 to €334 million as of December 31, 2006 due to expiring transactions. The total fair value of the swaps changed from €128 million in 2005 to €12 million in 2006, mainly due to the rise in the exchange rate of the USD and the expiration of transactions with positive market values.

Cross Currency Swaps – December 31, 2005

	Expected Maturity Date
	(Notional amounts, Million €)
						There-		Fair
	2006	2007	2008	2009	2010	after	Total	Value
Receive euro (EUR / Pay U. S. dollar (USD)
Notional amount	347	419	—	—	209	—	975	131.90
Average contract rate U. S. dollar (USD) per euro (EUR)	1.04	0.95	—	—	0.95	—
Weighted average receive rate (variable, EUR)	2.67%	3.06%	—	—	3.49%	—
Weighted average pay rate (fixed, USD)	6.48%	7.61%	—	—	7.75%	—
Notional amount	64	99	24	—	—	14	201	26.55
Average contract rate U. S. dollar (USD) per euro (EUR)	1.29	0.90	1.07	—	—	1.30
Weighted average receive rate (variable, EUR)	3.83%	3.79%	3.89%	—	—	2.91%
Weighted average pay rate (variable, USD)	5.98%	5.69%	5.68%	—	—	4.44%
Receive euro (EUR) / Pay Japanese Yen (JPY)
Notional amount	—	12	12	—	—	—	24	1.69
Average contract rate Japanese Yen (JPY) per euro (EUR)	—	129.00	129.00	—	—	—
Weighted average receive rate (fixed, EUR)	—	3.39%	3.54%	—	—	—
Weighted average pay rate (fixed, JPY)	—	1.04%	0.52%	—	—	—
Receive euro (EUR) / Pay Singapore dollar (SGD)
Notional amount	—	—	—	15	—	—	15	(0.59)
Average contract rate Singapore dollar (SGD) per euro (EUR)	—	—	—	2.14	—	—
Weighted average receive rate (fixed, EUR)	—	—	—	3.84%	—	—
Weighted average pay rate (fixed, SGD)	—	—	—	2.93%	—	—
Receive Singapore dollar (SGD) / Pay euro (EUR)
Notional amount	—	—	—	2	—	—	2	0.10
Average contract rate Singapore dollar (SGD) per euro (EUR)	—	—	—	2.14	—	—
Weighted average receive rate (fixed, SGD)	—	—	—	2.93%	—	—
Weighted average pay rate (fixed, EUR)	—	—	—	3.55%	—	—
Receive U.S. dollar (USD) / Pay Korean won (KRW)
Notional amount	34	173	—	—	—	—	207	(31.69)
Average contract rate Korean won (KRW) per U.S. dollar (USD)	1,161.00	1,183.14	—	—	—	—
Weighted average receive rate (variable, USD)	5.37%	5.47%	—	—	—	—
Weighted average pay rate (fixed, KRW)	4.78%	5.52%	—	—	—	—
Receive U.S. dollar (USD) / Pay Malaysian ringgit (MYR)
Notional amount	—	—	—	—	—	15	15	(0.18)
Average contract rate Malaysian ringgit (MYR) per U.S. dollar (USD)	—	—	—	—	—	3.80
Weighted average receive rate (variable, USD)	—	—	—	—	—	4.44%
Weighted average pay rate (variable, MYR)	—	—	—	—	—	4.14%

MARKETABLE SECURITIES

As of December 31, 2006, BASF owned debt and equity securities that are exposed to price changes. These financial instruments are used as profitable investments of BASF’s cash surplus and are not held for trading purposes. All securities are quoted on stock exchanges, and the funds have readily determinable market prices. The securities are reflected in the financial statements at their fair value of €55.8 million. See Note 16 to the Consolidated Financial Statements in Item 18 for further information. BASF carefully monitors developments in the financial markets.

A 10% change in overall equity prices would not materially impact BASF’s operations, financial position or cash flows.

COMMODITY PRICE RISKS

Certain BASF divisions are exposed to fluctuations in prices for raw materials and commodities. BASF operates in markets where the prices of raw materials and products are commonly affected by cyclical movements of the economy.

In order to secure the supply of raw materials, BASF generally relies on long-term supply contracts and buys additional quantities on the spot market. Some of the most important raw materials are naphtha, propylene, benzene, titanium dioxide, cyclohexane, methanol and ammonia.

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

Furthermore, in the natural gas trading business, commodity derivatives are used to hedge margins. In order to reduce margin risks, which can arise in the volatile markets if purchase and sales contracts have different price structures, respective hedging instruments are applied, mainly swaps of appropriate oil products.

The following table provides information related to oil and oil products, natural gas, coffee and soybean contracts of commodities and commodity derivatives as of December 31, 2006:

	Contract Volumes
Type of Contract	(Notional amounts)		Maturity	Nominal Value	Fair Value
				(Million €)
Oil and Oil products
Call Options (Purchased)	300,000	mt	2007	237.8	0.42
Put Options (Written)	360,000	mt	2007	165.1	(15.67)
Call Options (Purchased)	600,000	bbls	2007	50.4	0.20
Put Options (Written)	600,000	bbls	2007	32.3	(2.97)
Swaps (Purchased)	3,748,000	bbls	2007	103.3	(8.15)
Swaps (Purchased)	1,068,000	bbls	2008	3.5	0.22
Swaps (Purchased)	302,639	mt	2007	127.3	(12.18)
Swaps (Purchased)	361,994	mt	2008	176.7	(26.89)
Swaps (Sale)	2,399,842	bbls	2007	27.2	6.34
Swaps (Sale)	1,235,000	bbls	2008	12.0	0.78
Swaps (Sale)	216,765	mt	2007	69.8	9.26
Swaps (Sale)	486,742	mt	2008	143.5	16.45
Swaps (Sale)	24,576	mt	2009	7.8	0.88
Futures (Long)	800,000	bbls	2007	38.0	(0.56)
Futures (Short)	1,825,000	bbls	2007	88.0	0.91
Futures (Long)	2,772,000	Gal	2007	4.2	(0.43)
Futures (Short)	2,772,000	Gal	2007	4.7	0.91
Natural Gas
Call Options (Purchased)	9,093,500	MMBtu	2007	58.4	1.69
Call Options (Written)	7,457,500	MMBtu	2007	59.3	(0.35)
Put Options (Purchased)	720,000	MMBtu	2007	5.9	2.22
Put Options (Written)	9,813,500	MMBtu	2007	51.4	(6.34)
Swaps (Purchased)	3,137,500	MMBtu	2007	23.4	(7.28)
Swaps (Written)	1,150,000	MMBtu	2007	6.7	0.99
Futures (Long)	420,000	MMBtu	2007	2.8	(0.56)
Futures (Short)	420,000	MMBtu	2007	2.5	0.31
Coffee
Put Options (Purchased)	18,200	Bags	2007	1.9	0.04
Soybeans
Call Options (Purchased)	30,000	Bushels	2007	0.2	0.01

mt:	metric ton
bbls:	barrels
MMBtu:	Million British thermal unit
Gal:	Gallon

The following table provides information related to all comodities and commodity derivative contracts as of December 31, 2005:

Type of Contract	Contract Volumes (Notional amounts)	Maturity	Nominal Value	Fair Value
			(Million €)
Oil and Oil Products
Call Options (Purchased)	240,000 mt	2006	100.9	7.15
Put Options (Written)	480,000 mt	2006	190.7	(6.85)
Call Options (Purchased)	720,000 bbls	2006	36.4	3.26
Call Options (Written)	50,000 bbls	2006	2.5	(0.13)
Put Options (Purchased)	100,000 bbls	2006	4.5	0.05
Put Options (Written)	1,440,000 bbls	2006	67.0	(1.99)
Swaps (Purchase)	4,539,090 bbls	2006	126.9	(9.16)
Swaps (Purchase)	352,632 bbls	2007	11.3	(6.05)
Swaps (Purchase)	291,831 mt	2006	84.8	(15.16)
Swaps (Purchase)	107,541 mt	2007	29.5	6.18
Swaps (Sale)	1,967 bbls	2006	24.5	3.77
Swaps (Sale)	2,385 bbls	2007	26.6	(1.02)
Swaps (Sale)	1,188 bbls	2008	12.0	(0.25)
Futures (Long)	324,000 bbls	2006	16.7	(0.03)
Futures (Short)	668,000 bbls	2006	33.7	0.16
Natural Gas
Call Options (Purchased)	9,551,200 MMBtu	2006	104.9	4.30
Coffee
Put Options (Purchased)	7,147 Bags	2006	0.8	0.01

mt:	metric ton
bbls:	barrels
MMBtu:	Million British thermal unit

METAL-RELATED PRICE RISK

BASF performed a “value-at-risk” analysis on all of its metal-related commodity assets and liabilities. The value-at-risk calculation uses historical price and volatility data to predict market risk on a one-day interval with a 95% confidence level. BASF uses this model only as a supplement to other risk management tools and not as a substitute for the experience and judgment of senior management and dealers who have extensive knowledge of the markets and adjust positions and revise strategies as the markets change. Based on the “value-at-risk” analysis in the context of a 95% confidence level, the maximum potential one-day loss in fair value was approximately €2.5 million at December 31, 2006. Since all metal-related commodities and commodity derivative instruments are traded in U.S. dollar, the value-at-risk figures were calculated in U.S. dollar and translated into euro at the spot exchange rate as of December 31, 2006. The actual one-day changes in fair value of BASF’s metal-related commodity assets and liabilities never exceeded the average of the “value-at-risk” amounts as of the yearly open and close for BASF’s 2006 fiscal year.

Item 12.  Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

(a)  Disclosure Controls and Procedures

As of December 31, 2006, the end of the period covered by this report, BASF performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)). Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by BASF in the reports that BASF files or submits under the Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms and is accumulated and communicated to our management, including BASF’s Chairman of the Board of Executive Directors, Dr. Jürgen Hambrecht and BASF’s Chief Financial Officer, Dr. Kurt Bock, the certifying officers, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute assurance of achieving the desired control objectives. Based on the foregoing, the Chairman of the Board of Executive Directors and the Chief Financial Officer concluded that BASF’s disclosure controls and procedures were effective as of December 31, 2006, the end of the period covered by this report.

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

BASF’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria established in “Internal Control –  Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation under these criteria, management has concluded that BASF’s internal control over financial reporting was effective as of December 31, 2006.

Management’s assessment as well as the effectiveness of internal control over financial reporting as of December 31, 2006 have been audited by KPMG Deutsche Treuhand Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt, Germany (“KPMG”), an independent registered public accounting firm, as stated in their report which is included herein.

(c)  Attestation Report of the Registered Public Accounting Firm

See report of KPMG, an independent registered public accounting firm, which appears below.

(d)  Changes in Internal Control Over Financial Reporting

There were no changes to BASF’s internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting that BASF Aktiengesellschaft, maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control– Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). BASF Aktiengesellschaft’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that BASF Aktiengesellschaft maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control– Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, BASF Aktiengesellschaft maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of BASF Aktiengesellschaft and subsidiaries as of December 31, 2006 and the related consolidated statements of income, recognized income and expense, stockholders’ equity, and cash flows for the year then ended and our report dated February 21, 2007 expressed an unqualified opinion on those financial statements.

Frankfurt am Main, Germany

February 21, 2007

/s/ KPMG Deutsche Treuhand Gesellschaft Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

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

Item 16B.                Code of Ethics

The Company has adopted a code of ethics for financial matters that applies to the Board of Executive Directors, including the Chief Executive Officer, the Chief Financial Officer, and the senior management of financial reporting and controlling, as well as to all of the Company’s employees performing similar functions in and outside Germany and to all other senior financial personnel. The code of ethics for financial matters is available on the Company’s website at corporate.basf.com/en/investor/cg/sarbanes.htm.

Item 16C.                Principal Accountant Fees and Services

The principal accountant of the Company for the year 2005 was Deloitte & Touche. Based on the recommendation of the Supervisory Board, the Annual Meeting held on May 4, 2006 appointed KPMG Deutsche Treuhand Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt, Germany (“KPMG”) to serve as the Company’s independent registered public accounting firm for the year 2006. Fees billed to the Company for professional services by its principal accountant, KPMG in 2006 and Deloitte & Touche in 2005, were as follows:

Million €

Type of Fees	2006	2005
Audit Fees	23.9	12.8
Audit-related Fees	0.2	5.1
Tax Fees	0.2	0.9
All Other Fees	0.8	0.5
Total	25.1	19.3

In the above table, “audit fees” are the aggregate fees billed by KPMG in 2006 and Deloitte & Touche in 2005 for professional services in connection with the audit of the Company’s consolidated annual financial statements as well as audits of statutory financial statements of BASF Aktiengesellschaft and its affiliates. Also included in “audit-fees” are amounts billed for attestation services in relation to regulatory filings and other compliance requirements. “Audit related fees” are fees billed by the independent auditor for confirmation of the conformance to certain legal and contractual obligations. “Tax fees” include primarily fees for tax advice on actual or contemplated transactions, expatriate employee tax services and transfer pricing studies. “Other fees” are billed for due diligence engagements related to divestitures and in connection with insurance damage claims as well as numerous other services.

In accordance with German law, BASF’s independent auditors are appointed by the Annual Shareholders’ Meeting based on a recommendation of our Supervisory Board. The Audit Committee of the Supervisory Board prepares the board’s recommendation on the selection of the independent auditors. Subsequent to the auditors’ appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the auditors’ independence. On May 4, 2006, the Annual Shareholders’ Meeting appointed KPMG Deutsche Treuhand Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, to serve as the Company’s independent auditors for the year 2006.

In order to assure the integrity of independent audits, BASF’s Audit Committee adopted pre-approval policies and procedures pursuant to which the Audit Committee annually pre-approves certain types of services to be performed by BASF’s independent auditors. Under the policies, the Company’s independent auditors are not allowed to perform any non-audit services that may impair the auditors’ independence under the rules of the U.S. Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (PCAOB). Furthermore, the Supervisory Board has limited the aggregate amount of non-audit fees payable to KPMG during 2006 to a maximum of €1.5 million for services rendered for BASF Aktiengesellschaft and €5.0 million for services for all other companies of the BASF Group. In 2005, services relating to the audit of the internal control system over financial reporting required by the Sarbanes-Oxley Act were approved separately by the Audit Committee.

Services not included in one of the types of pre-approved services covered by the pre-approval policies and procedures require specific authorization of the Audit Committee. An approval may not be granted if the service falls into a category of services not permitted by applicable law, SEC or PCAOB Rules or if it is inconsistent with maintaining auditor independence.

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

Item 16E.                Purchases of Equity Securities by the Issuer and Affiliated Purchasers

BASF Aktiengesellschaft has a stock repurchase program currently in existence. Purchases made in 2006 in accordance with this program are listed in the table below.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Num- ber of Shares (or Approximate Euro Value) that May Yet Be Purchased Under the Plans or Pro- grams
From January 1 to January 31, 2006	4,320,000	62.82	4,320,000	67,521,118
From February 1 to February 28, 2006	1,049,000	64.31	1,049,000	500,059,436	(1)
From March 1 to March 31, 2006	890,000	63.75	890,000	443,323,889
From April 1 to April 30, 2006	860,000	64.23	860,000	388,084,983
From May 1 to May 31, 2006	1,300,000	65.39	1,300,000	303,073,654
From June 1 to June 30, 2006	2,380,000	60.92	2,380,000	158,093,859
From July 1 to July 31, 2006	—	—	—	158,093,859
From August 1 to August 31, 2006	370,000	62.65	370,000	134,914,718
From September 1 to September 30, 2006	1,660,000	62.78	1,660,000	30,698,259
From October 1 to October 31, 2006	460,000	66.25	460,000	217,484
From November 1 to November 30, 2006	440,000	70.26	440,000	469,304,043	(2)
From December 1 to December 31, 2006	970,000	70.97	970,000	400,465,833
Total	14,699,000	63.84	14,699,000	—

(1)          On February 22, 2006, the decision was announced by the Board of Executive Directors to increase the value of the program by another €500 million.

(2)          On November 2, 2006, the decision was announced by the Board of Executive Directors to increase the value of the program by another €500 million.

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

The following Consolidated Financial Statements, together with the reports of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft and Deloitte & Touche GmbH thereon, are filed as part of this Annual Report.

Reports of Independent Registered Public Accounting Firms

Consolidated Financial Statements

Consolidated Statements of Income for the years 2006, 2005 and 2004

Consolidated Balance Sheets at December 31, 2006 and 2005

Consolidated Statements of Recognized Income and Expense for the years 2006, 2005 and 2004

Consolidated Statements of Stockholders’ Equity for the years 2006, 2005 and 2004

Consolidated Statements of Cash Flows for the years 2006, 2005 and 2004

Notes to the Consolidated Financial Statements

Supplementary information concerning oil and gas producing activities (unaudited)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board of BASF Aktiengesellschaft:

We have audited the accompanying consolidated balance sheet of BASF Aktiengesellschaft and subsidiaries (“BASF” or the Company) as of December 31, 2006, and the related consolidated statements of income, recognized income and expense, stockholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BASF as of December 31, 2006, and the results of their operations and their cash flows for the year ended December 31, 2006, in conformity with International Financial Reporting Standards, as adopted by the European Union (“IFRS”).

IFRS, as adopted by the European Union, vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 21, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Frankfurt am Main, Germany

February 21, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheet of BASF Aktiengesellschaft and subsidiaries as of December 31, 2005, and the related consolidated statements of income, recognized income and expense, stockholders’ equity, and cash flows for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of BASF Aktiengesellschaft and its subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for each of the years ended December 31, 2005 and 2004 in conformity with International Financial Reporting Standards.

Application of accounting principles generally accepted in the United States of America would have affected stockholders’ equity as of December 31, 2005 and net income for the years ended December 31, 2005 and 2004 to the extent summarized by the Company in Note 31 to the Consolidated Financial Statements.

Frankfurt am Main, Germany

February 21, 2006

Deloitte & Touche GmbH

Wirtschaftsprüfungsgesellschaft

Dr. Künnemann	Dr. Beine

Wirtschaftsprüfer	Wirtschaftsprüfer

BASF GROUP

Consolidated Statements of Income

Million €, except per share amounts

	Note	2006	2005	2004
Sales	(4)	52,609.7	42,744.9	37,536.6
Cost of sales		(37,697.5)	(29,566.8)	(25,721.2)
Gross profit on sales		14,912.2	13,178.1	11,815.4
Selling expenses		(4,995.5)	(4,329.9)	(4,309.2)
General and administrative expenses		(893.2)	(780.1)	(707.4)
Research and development expenses		(1,276.6)	(1,063.7)	(986.5)
Other operating income	(5)	934.1	600.2	1,046.1
Other operating expenses	(6)	(1,931.1)	(1,775.1)	(1,665.9)
Income from operations		6,749.9	5,829.5	5,192.5
Income from companies accounted for using the equity method		35.0	5.6	(7.2)
Other income from participations		36.7	342.4	(588.5)
Interest result		(371.9)	(170.0)	(206.1)
Other financial result		77.0	(81.9)	(43.9)
Financial result	(7)	(223.2)	96.1	(845.7)
Income before taxes		6,526.7	5,925.6	4,346.8
Income taxes	(8)	(3,060.6)	(2,758.1)	(2,213.5)
Net income		3,466.1	3,167.5	2,133.3
Minority interests	(9)	250.9	160.8	129.0
Net income after minority interests		3,215.2	3,006.7	2,004.3
Earnings per share (€)	(3)	6.37	5.73	3.65
Dilution effect		—	—	—
Diluted earnings per share (€)	(3)	6.37	5.73	3.65

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BASF GROUP

Consolidated Balance Sheets

Million €

		At December 31,
Assets	Note	2006	2005
Long-term assets
Intangible assets	(11)	8,921.6	3,719.6
Property, plant and equipment	(12)	14,901.5	13,986.9
Investments accounted for using the equity method	(13)	650.5	244.3
Other financial assets	(13)	1,190.3	813.0
Deferred taxes	(8)	622.4	1,254.7
Other receivables and miscellaneous long-term assets	(15)	612.2	524.0
		26,898.5	20,542.5
Short-term assets
Inventories	(14)	6,672.4	5,430.2
Accounts receivable, trade		8,222.8	7,020.2
Other receivables and miscellaneous short-term assets	(15)	2,607.3	1,586.4
Marketable securities	(16)	55.8	183.0
Cash and cash equivalents	(16)	834.2	907.8
		18,392.5	15,127.6
Total assets		45,291.0	35,670.1

		At December 31,
Stockholders’ equity and liabilities	Note	2006	2005
Stockholders’ equity
Subscribed capital	(17)	1,279.2	1,316.8
Capital surplus	(17)	3,141.0	3,100.2
Retained earnings	(18)	13,301.9	11,928.0
Other comprehensive income	(18)	325.5	696.7
Minority interests	(19)	530.5	481.8
		18,578.1	17,523.5
Long-term liabilities
Provisions for pensions and similar obligations	(20)	1,452.0	1,546.6
Other provisions	(21)	3,079.8	2,791.2
Deferred taxes	(8)	1,441.0	699.3
Financial indebtedness	(22)	5,788.2	3,681.7
Other liabilities	(22)	971.6	1,042.8
		12,732.6	9,761.6
Short-term liabilities
Accounts payable, trade		4,754.7	2,777.0
Provisions	(21)	2,848.3	2,762.5
Tax liabilities	(8)	858.7	887.2
Financial indebtedness	(22)	3,694.9	259.3
Other liabilities	(22)	1,823.7	1,699.0
		13,980.3	8,385.0
Total stockholders’ equity and liabilities		45,291.0	35,670.1

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BASF GROUP

Consolidated Statements of Recognized Income and Expense

Million €

Income and expense items	2006	2005	2004
Net income	3,466.1	3,167.5	2,133.3

Fair value changes in available-for-sale securities	83.3	66.7	96.6
Cash-flow hedges	(8.5)	(21.2)	(42.4)
Change in foreign currency translation adjustments	(456.9)	714.5	(230.6)
Actuarial gains/losses from pensions and similar obligations	159.6	(1,075.9)	(364.5)
Deferred taxes	(36.7)	413.2	147.1
Minority interests	(20.8)	29.4	(19.4)
Total income and expense recognized in equity	(280.0)	126.7	(412.9)
Total income and expense for the period	3,186.1	3,294.2	1,720.4
Thereof BASF	2,956.0	3,104.0	1,610.8
Thereof minority interests	230.1	190.2	109.6

	Retained
	earnings	Other comprehensive income
			Fair value
		Foreign	changes in		Total of	Total income and
Development of income		currency	available-		other	expense recog-
and expense recognized	Actuarial	translation	for-sale	Cash-flow	comprehen-	nized directly in
directly in equity	gains/losses	adjustment	securities	hedges	sive income	equity
As of January 1, 2006	(893.8)	474.7	258.5	(36.5)	696.7	(197.1)
Additions	—	—	123.9	(16.2)	107.7	107.7
Releases	159.6	(456.9)	(40.6)	7.7	(489.8)	(330.2)
Deferred taxes	(47.6)	8.8	(0.8)	2.9	10.9	(36.7)
As of December 31, 2006	(781.8)	26.6	341.0	(42.1)	325.5	(456.3)

As of January 1, 2005	(233.9)	(226.2)	192.6	(26.9)	(60.5)	(294.4)
Additions	(1,075.9)	714.5	78.5	(25.6)	767.4	(308.5)
Releases	—	—	(11.8)	4.4	(7.4)	(7.4)
Deferred taxes	416.0	(13.6)	(0.8)	11.6	(2.8)	413.2
As of December 31, 2005	(893.8)	474.7	258.5	(36.5)	696.7	(197.1)

As of January 1, 2004	—	—	99.1	—	99.1	99.1
Additions	(364.5)	(230.6)	101.2	(43.1)	(172.5)	(537.0)
Releases	—	—	(4.3)	0.7	(3.6)	(3.6)
Deferred taxes	130.6	4.4	(3.4)	15.5	16.5	147.1
As of December 31, 2004	(233.9)	(226.2)	192.6	(26.9)	(60.5)	(294.4)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BASF GROUP

Consolidated Statements of Stockholders’ Equity

Million €

	Number of sub-					Other com-			Total stock-
	scribed shares	Subscribed	Capital		Retained	prehensive	Minority		holders’
	outstanding	capital	surplus		earnings	income(1)	interest		equity
As of January 1, 2006	514,379,000	1,316.8	3,100.2		11,928.0	696.7	481.8		17,523.5
Share buy-back and cancellation of own shares including own shares intended to be cancelled	(14,699,000)	(37.6)	35.8		(936.6)	—	—		(938.4)
Capital withdrawal/ contribution	—	—	—		—	—	18.1		18.1
Dividends paid	—	—	—		(1,014.5)	—	(217.9	)(2)	(1,232.4)
Net income	—	—	—		3,215.2	—	250.9		3,466.1
Income and expense recognized directly in equity	—	—	—		112.0	(371.2)	(20.8)		(280.0)
Changes in scope of consolidation and other changes	—	—	5.0	(3)	(2.2)	—	18.4		21.2
December 31, 2006	499,680,000	1,279.2	3,141.0		13,301.9	325.5	530.5		18,578.1

As of January 1, 2005	540,440,410	1,383.5	3,027.6		11,923.1	(60.5)	328.5		15,602.2
Share buy-back and cancellation of own shares including own shares intended to be cancelled	(26,062,229)	(66.7)	67.0		(1,435.1)	—	—		(1,434.8)
Exercise of exchange rights of formerWintershall shareholders	819	—	—		—	—	—		—
Capital withdrawal/contribution	—	—	—		—	—	9.5		9.5
Dividends paid	—	—	—		(903.9)	—	(78.2	)(2)	(982.1)
Net income	—	—	—		3,006.7	—	160.8		3,167.5
Income and expense recognized directly in equity	—	—	—		(659.9)	757.2	29.4		126.7
Changes in scope of consolidation and other changes		—	5.6	(3)	(2.9)		31.8		34.5
December 31, 2005	514,379,000	1,316.8	3,100.2		11,928.0	696.7	481.8		17,523.5

As of January 1, 2004	556,643,410	1,425.0	2,985.0		11,632.5	99.1	318.7		16,460.3
Share buy-back and cancellation of own shares including own shares intended to be cancelled	(16,203,000)	(41.5)	39.4		(723.6)	—	—		(725.7)
Capital withdrawal/contribution	—	—	—		4.1	—	(59.6)		(55.5)
Dividends paid	—	—	—		(774.1)	—	(77.7	)(2)	(851.8)
Net income	—	—	—		2,004.3	—	129.0		2,133.3
Income and expense recognized directly in equity	—	—	—		(233.9)	(159.6)	(19.4)		(412.9)
Changes in scope of consolidation and other changes	—	—	3.2	(3)	13.8	—	37.5		54.5
December 31, 2004	540,440,410	1,383.5	3,027.6		11,923.1	(60.5)	328.5		16,602.2

(1)          Details are provided in the “Consolidated Statements of Recognized Income and Expense” above.

(2)          Including profit and loss transfers

(3)          Granting of BASF shares under the employee share program “plus”

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BASF GROUP

Consolidated Statements of Cash Flows

Million €

	2006	2005	2004
Net income after minority interests	3,215.2	3,006.7	2,004.3
Depreciation and amortization of intangible assets, property, plant and equipment and financial assets	2,993.6	2,426.6	3,118.5
Changes in pension provisions, defined benefit assets and other non-cash items	(72.4)	(11.8)	87.9
Net gains from disposal of long-term assets and securities	(206.9)	(422.1)	(383.8)
Changes in inventories	(518.6)	(412.3)	(503.5)
Changes in receivables	22.4	357.2	(1,150.4)
Changes in operating liabilities and other provisions	506.4	306.0	1,461.0
Cash provided by operating activities before external financing of pension obligations	5,939.7	5,250.3	4,634.0
External financing of pension obligations (CTA)	—	(3,660.0)	—
Cash provided by operating activities	5,939.7	1,590.3	4,634.0
Payments related to intangible assets and property, plant and equipment	(2,410.9)	(1,947.7)	(2,057.0)
Payments related to financial assets and securities	(201.1)	(211.4)	(203.8)
Payments related to acquisitions	(6,396.7)	(535.7)	(103.6)
Proceeds from divestitures	156.5	1,530.8	674.0
Proceeds from the disposal of long-term assets and marketable securities	438.1	458.3	457.4
Cash used in investing activities	(8,414.1)	(705.7)	(1,233.0)
Capital increases/repayments	18.1	9.5	(55.5)
Share repurchases	(938.4)	(1,434.8)	(725.7)
Proceeds from the addition of financial liabilities	7,868.7	2,241.5	706.7
Repayment of financial liabilities	(3,294.6)	(1,942.4)	(909.7)
Dividends paid
to shareholders of BASF Aktiengesellschaft	(1,014.5)	(903.9)	(774.1)
to minority shareholders	(217.9)	(78.2)	(77.7)
Cash provided by (used in) financing activities	2,421.4	(2,108.3)	(1,836.0)
Net changes in cash and cash equivalents	(53.0)	(1,223.7)	1,565.0
Effects on cash and cash equivalents
from foreign exchange rates	(30.0)	35.3	(17.3)
from changes in scope of consolidation	9.4	10.3	57.6
Cash and cash equivalents at the beginning of the year	907.8	2,085.9	480.6
Cash and cash equivalents at the end of the year	834.2	907.8	2,085.9

For further information regarding the Statements of Cash Flows, see explanations in Note 10.

The accompanying Notes are an integral part of these Consolidated Financial Statements.

BASF GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.              Summary of accounting policies

(a)        Basis of presentation

The consolidated financial statements of BASF Aktiengesellschaft are valid as of December 31, 2006 and were prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. All of the binding IFRS in the reporting year 2006 as well as the pronouncements of the International Financial Reporting Interpretations Committee (IFRIC) were applied. IFRS which had not been endorsed by the European Union by the balance sheet date had no effect on BASF’s Consolidated Financial Statements.

The accounting policies and valuation methods that have been applied are the same as those of the previous year. Exceptions to this are changes required by the application of new or revised standards and interpretations. In this regard, there were no material changes in 2006.

On February 20, 2007, the 2006 Consolidated Financial Statements were authorized for issue by the Board of Executive Directors and submitted for approval through the audit committee to the Supervisory Board of BASF Aktiengesellschaft at their meeting on February 27, 2007.

(b)          Scope of consolidation

The Consolidated Financial Statements include BASF Aktiengesellschaft, the parent company, with its headquarters in Ludwigshafen, Germany as well as all the material subsidiaries in which BASF Aktiengesellschaft directly or indirectly exercises a majority of the voting rights (collectively, the “Company”). Material, jointly operated companies are included on a proportional consolidation basis.

	2006	2005	2004
Consolidated companies as of January 1	180	160	154
Thereof proportionally consolidated	15	12	12
First-time consolidations	151	28	20
Thereof proportionally consolidated	4	4	—
Thereof changes in the consolidation method	—	(1)	—
Deconsolidations	3	8	14
Thereof proportionally consolidated	—	—	—
Consolidated as of December 31	328	180	160
Thereof proportionally consolidated	19	15	12

Subsidiaries and joint ventures whose impact on the financial position, cash flows and results of the Company are individually and in aggregate immaterial are not consolidated.

Subsidiaries and joint ventures not consolidated due to immateriality, non-proportionally consolidated joint venture companies, as well as the remaining associated companies are accounted for using the equity method. Associated companies are those entities in which the Company has a participation of at least 20% or can exercise a significant influence over the operating and financial policies. In total, this applies to:

	2006	2005	2004
Subsidiaries	11	11	13
Joint ventures	6	2	3
Associated companies	3	3	3
Total	20	16	19

First-time consolidations in 2006 comprised:

•                  a total of 59 companies related to the acquisition of Engelhard Corp.;

•                  a total of 65 companies related to the acquisition of the construction chemicals business from Degussa AG;

•                  a total of three companies related to the acquisition of Johnson Polymer;

•                  CropDesign N.V., a biotechnology company acquired in June;

•                  PEMEAS GmbH, acquired in December; and

•                  an additional 22 subsidiaries due to their increased importance, which were previously not consolidated, with headquarters in Germany, Spain, Australia, China, Malta and Switzerland.

In 2006, three companies were deconsolidated.

First-time consolidations in 2005 comprised:

•                  three companies in Asia and four in Europe in connection with the acquisition of the electronic chemicals business of Merck KGaA, Darmstadt, Germany;

•                  the acquired Leuna Miramid GmbH, Leuna, Germany, which produces and sells polyamide and polyamide compounds;

•                  three companies in connection with the acquisition of a consulting company, plan business market enabling services AG, which is focused on the design of business processes and their mapping in IT systems;

•                  three companies headquartered in Switzerland and in France as a result of the acquisition of the Swiss fine chemicals company, Orgamol;

•                  ZAO Achimgaz, headquartered in the Russian Federation, a joint venture with OAO Gazprom for the exploration of gas, which has been proportionally consolidated;

•                  six newly founded companies with headquarters in Canada, Germany, the United Kingdom and the United States; and

•                  seven previously unconsolidated companies with headquarters in Germany, China, Taiwan, Malaysia and Turkey due to their increased importance

First-time consolidations in 2004 comprised:

•                  BASF Performance Polymers GmbH, Rudolstadt, Germany, which produces nylon granules and compounding products;

•                  Foam Enterprises Inc., United States, which holds a direct stake in a butadiene pipeline in the United States;

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

Deconsolidations in 2004 included two companies due to their decreased significance and five due to restructuring or liquidation. A further seven companies were eliminated from the scope of consolidation as a result of the sale of the printing systems business to CVC Partners.

In 2004, aquisitions primarily concerned the takeover of the plasticizers business from Sunoco, United States. The transaction involved production plants for phthalic anhydride and oxo alcohols in Pasadena, Texas, as well as various intangible assets and inventories.

Changes in the scope of consolidation concerning previously unconsolidated subsidiaries and joint ventures had the following effects on the sales and the balance sheet of the BASF Group:

	2006	2006	2005	2005	2004	2004
	Million €	%	Million €	%	Million €	%
Sales	9.9	.	81.2	0.2	43.5	0.1
Long-term assets	59.6	0.3	3.2	.	3.5	.
Thereof property, plant and equipment	16.2	0.1	26.7	0.2	57.3	0.4
Short-term assets	(108.2)	(0.7)	(38.0)	(0.3)	17.3	0.1
Thereof cash and cash equivalents	9.3	1.0	10.3	0.5	57.6	12.0
Total assets	(48.6)	(0.1)	(34.8)	(0.1)	20.8	0.1
Stockholders’ equity	(0.3)	.	3.1	.	37.8	0.2
Long-term liabilities	(18.7)	(0.2)	16.8	0.2	0.2	.
Thereof financial indebtedness	6.9	0.2	9.4	0.5	—	—
Short-term liabilities	(29.6)	(0.4)	(54.7)	(0.6)	(17.2)	(0.2)
Thereof financial indebtedness	—	—	16.2	1.1	3.9	0.8
Total stockholders’ equity and liabilities	(48.6)	(0.1)	(34.8)	(0.1)	20.8	0.1
Contingent liabilities and other financial obligations	31.5	1.0	46.3	1.6	89.8	2.8

Proportional consolidation

Material proportionally consolidated companies are as follows:

•                  Wintershall Erdgas Handelshaus GmbH & Co. KG, Berlin, Germany as well as Wintershall Erdgas Handelshaus Zug AG, Switzerland, in which our jointly operated trading activities with Gazprom are combined;

•                  ELLBA C.V., Rotterdam, the Netherlands, and ELLBA Eastern Private Ltd., Singapore, which are operated together with Shell and produce propylene oxide and styrene monomer; and

•                  BASF-YPC Company Ltd., a joint venture between BASF and Sinopec, that operates the Verbund site in Nanjing, China.

Condensed financial information relating to the company’s pro rate interest in jointly operated companies accounted for using the proportional consolidation method is as follows:

Million €

	2006	2005	2004
Income statement information
Sales	4,256.0	3,150.5	2,258.6
Gross profit on sales	334.7	183.2	178.1
Income from operations	259.6	123.8	116.6
Income before taxes	260.2	127.6	124.9
Net income	242.1	113.7	99.3
Balance sheet information
Long-term assets	1,258.6	1,396.4	1,241.9
Thereof property, plant and equipment	1,185.1	1,325.1	1,177.0
Short-term assets	1,023.1	775.9	527.8
Thereof marketable securities, cash and cash equivalents	82.3	47.3	24.5
Total Assets	2,281.7	2,172.3	1,769.7
Stockholders’ equity	718.1	630.7	678.4
Long-term liabilities	740.7	948.7	668.5
Thereof financial indebtedness	342.5	547.0	370.0
Short-term liabilities	822.9	592.9	422.8
Thereof financial indebtedness	36.3	9.9	16.0
Stockholders’ equity and liabilities	2,281.7	2,172.3	1,769.7
Contingent liabilities and other financial obligations	244.6	128.5	77.1
Cash flow information
Cash provided by operating activities	340.8	207.6	79.6
Cash used in investing activities	(105.3)	(205.5)	(267.9)
Cash provided by (used in) financing activities	(192.9)	14.4	181.6
Net change in cash and cash equivalents	42.6	16.5	(6.7)

Associated companies accounted for using the equity method

Material associated companies accounted for using the equity method include the Solvin Group (BASF share: 25%), Svalöf Weibull Group (BASF share: 40%), N. E. Chemcat Corporation(1) (BASF share: 42%), Heesung-Engelhard Corporation (BASF share: 49%) and Shanghai Lianheng Isocyanate Co. Ltd. (BASF share: 35%). Condensed financial information is shown below.(2)

Million €

	2006	2005	2004
Income statement information
Sales	1,980.4	1,372.0	8,052.7
Gross profit on sales	379.6	351.3	1,131.7
Income from operations	174.2	103.8	296.4
Income before taxes	186.1	102.0	318.3
Net income	122.7	67.0	222.6
BASF’s share of net income	36.4	16.8	93.9
Balance sheet information
Long-term assets	655.3	477.3	5,258.4
Thereof property, plant and equipment	589.5	459.5	3,430.0
Short-term assets	1,112.3	672.1	2,486.4
Thereof marketable securities, cash and cash equivalents	153.2	48.6	8.0
Total assets	1,767.6	1,149.4	7,744.8
Stockholders’ equity	772.1	343.4	3,540.3
Long-term liabilities	352.4	190.6	2,158.0
Thereof financial indebtedness	132.4	123.3	1,338.7
Short-term liabilities	643.1	615.4	2,046.5
Thereof financial indebtedness	39.8	20.4	329.9
Total stockholders’ equity and liabilities	1,767.6	1,149.4	7,744.8
BASF’s proportional interest	268.3	95.4	1,695.8

(1)          The market capitalization of the 42% share in N.E. Chemcat Corporation amounts to a total of €267.4 million as of December 31, 2006.

(2)          The newly acquired Engelhard companies were included using estimated figures.

(c)          Summary of significant accounting policies

Balance sheet date: The individual financial statements of the companies consolidated in the Consolidated Financial Statements of the BASF Group (hereinafter referred to as “consolidated companies”) are generally prepared as of the balance sheet date of the Consolidated Financial Statements.

Uniform valuation: Assets and liabilities of consolidated companies are accounted for and valued uniformly in accordance with the principles described herein. For companies accounted for using the equity method, material deviations from our accounting policies are adjusted.

Eliminations: Transactions between consolidated companies as well as inter-company profits resulting from sales and services rendered between consolidated companies are eliminated in full or for jointly operated companies on a pro rata basis. Material inter-company profits related to companies accounted for using the equity method are eliminated.

Capital consolidation: Capital consolidation is based on the purchase method. Initially, all assets, liabilities and intangible assets that are to be capitalized are valued at fair value. Finally, the acquisition cost is compared with the proportionate share of the net assets acquired at fair value. The differences are capitalized as goodwill. Goodwill is not amortized, but written down in the case of impairment (see Note 11 for further information on intangible assets).

Revenue recognition: Revenues from the sale of goods or the rendering of services are recognized upon the transfer of ownership and risk to the buyer. They are recognized without sales taxes. Allowances are made for rebates and trade discounts. Provisions are made to cover return of products, estimated future warranty obligations and other claims.

Revenues from the sale of precious metals to industrial customers are recognized at the time of shipment and the corresponding purchase price is recorded at cost of sales.

Revenues from the trading of precious metals and their derivatives with broker-traders are recorded on a net basis. In these transactions, physical delivery generally does not take place.

In certain cases, customer acceptance is required. In these cases, revenues are recognized after customer acceptance occurs.

Long-term contracts primarily concern the construction of chemical plants for third parties. Realization of revenues and costs takes place according to the stage of completion when the outcome of the construction contract can be reliably estimated. To the extent that the outcome of the construction cannot be estimated reliably, revenue is recognized only to the extent of contract costs incurred. Expected losses on the construction contract are recognized with a write-down to the fair value.

Revenue from interest-bearing assets is recognized on the outstanding receivables at reporting date using the interest rates calculated under the effective interest method. Dividends from participations not accounted for under the equity method are recognized when the shareholders’ right to receive payment is established.

Payments relating to the sale or licensing of technologies or technological expertise are recognized in income according to the contractually agreed transfer of the rights and obligations relating to those technologies.

Borrowing costs: If the construction phase of property, plant or equipment extends beyond a period of one year, the interest incurred on borrowed capital that is directly attributable to that asset is capitalized as part of the cost of that asset up to the date the asset is ready for its intended use or available for sale. All other borrowing costs are recognized as an expense in the period in which they are incurred.

Investment subsidies: Government grants related to the acquisition or construction of property, plant and equipment reduce the acquisition or construction cost of the respective assets. Other government grants or government assistance are treated as deferred income and recognized as income over the underlying period or the expected useful life of the related asset.

Foreign currency transactions: The cost of assets acquired in foreign currencies and revenues from sales in foreign currencies are recorded at the exchange rate at the date of the transaction. Foreign currency receivables and liabilities are valued at the exchanges rates on the balance sheet date.

Translation of foreign currency financial statements: The translation of foreign currency financial statements depends on the functional currencies of the consolidated companies. Translation is based on the current rate method: balance sheet items are translated to euros at year-end rates and expenses and income are translated to euros at monthly average rates and accumulated for the year. The translation adjustments due to the use of the current rate method are shown under currency translations adjustments as a component of other comprehensive income in equity and are recognized in income only upon the disposal of a company.

For certain companies outside the euro or U.S. dollar zone, the euro or the U.S. dollar is the functional currency. The temporal method is therefore used to make the translation: long-term assets, excluding loans, and paid-in capital, are translated using historical rates. Other assets, liabilities and provisions are translated using year-end rates. Equity is then calculated as the balancing figure. Expenses and income are converted at monthly average rates and accumulated to year-end figures, except for those items derived from balance sheet items converted at historical rates. Asset and foreign exchange gains or losses resulting from the conversion process are reported in other operating expenses or other operating income.

Acquired intangible assets – excluding goodwill and intangible assets with indefinite useful lives: Acquired intangible assets – excluding goodwill – are valued at cost less scheduled straight-line amortization. The useful life is determined based on the period of the underlying contract and the period of time over which the intangible asset is expected to be used. Impairment losses are recognized if the recoverable amount of the asset is lower than the carrying amount. The recoverable amount is the higher of fair value less selling costs and value-in-use. Reversals of impairment losses are recorded if the reasons for the previous years’ impairment losses no longer exist.

Depending on the type of intangible asset, the impairment loss is recorded as cost of sales, selling expense, research and development expense or other operating expense.

Intangible assets with indefinite useful lives: Intangible assets with indefinite useful lives are trade names that have been acquired as part of the 2006 acquisitions. They will be tested for impairment annually.

Internally generated intangible assets: Internally generated intangible assets are primarily comprised of internally developed software. Such software as well as other internally generated assets for internal use is valued at cost and amortized over their useful lives. Impairments are recognized if the carrying amount of an asset exceeds the recoverable amount.

Development costs also include, in addition to those costs directly attributable to the development of the asset, an appropriate allocation of overhead cost. Borrowing costs are capitalized to the extent that they are material and related to the period over which the asset is generated.

The average amortization period for intangible assets with definite useful lives is ten years for 2006 and nine years for 2005 based on the following expected useful lives:

Amortization periods	Years
Distribution and similar rights	2–20
Product rights, licenses and trademarks	2–30
Know-how, patents and production technologies	3–25
Internally generated intangible assets	3–5
Other rights and values	2–20

Goodwill: Goodwill is only written down if there is an impairment. Impairment testing takes place annually or if there is an indication of an impairment. The goodwill impairment test is based on cash-generating units and compares the recoverable amount of the unit with the respective book value. The cash-generating units at BASF are, in general, the business units. Recoverable amount is the higher of net sales price and the value-in-use. Value-in-use is generally determined using the discounted cash flow method. The estimated cash flows are generally based on the current business plans for the next three years and on the expertise of the respective business unit management. For cash flow projections beyond the detailed planning period, growth rates ranging from 0% to 2% were assumed depending on the individual business units. The discount rates used depend on the underlying business and the country in which the business operates and correspond to pre-tax discount rates. As a basis, after-tax rates ranging from 6.7% to 9.9% were used. If the impairment loss exceeds the carrying amount of goodwill, the goodwill is written down completely and the remaining impairment loss is allocated to the remaining assets in the cash generating unit. Goodwill impairment losses are reported under other operating expenses.

The goodwill of BASF Group is mainly attributable to the Catalysts division of the Chemicals segment, the Construction Chemicals division of the Performance Products segment and the Agricultural Products division of the Agricultural Products and Nutrition segment.

Goodwill of €1,284 million relates to the Catalysts division, €665 million relates to the Construction Chemicals division and €1,375 million relates to the Agricultural Products division.

Emission rights: Emission right certificates granted free-of-charge by the German Emissions Trading Authority (DEHSt) or a similar authority in other European countries, are recognized on the balance sheet at their fair value at the time they are credited to the electronic register run by the relevant government authority. Purchased emission rights are recorded at cost. A write-down is recorded if the fair value on the balance sheet date is lower than the carrying amount.

Property, plant and equipment: Property, plant and equipment are stated at acquisition or production cost less scheduled depreciation over their estimated useful life. Low-value assets are fully written off in the year of acquisition and are shown as disposals. The revaluation model is not used.

The cost of self-constructed plants includes direct costs, appropriate allocations of material and manufacturing overhead and an appropriate share of the administrative costs for those areas involved in the construction of the plants. Borrowing costs that are incurred during the period of construction are capitalized. For companies in Germany, borrowing costs were estimated at 4.5% whereas country-specific rates were used for Group companies outside Germany.

Expected costs involved in the regularly scheduled shutdown of important plants are capitalized as part of the asset and depreciated using the straight-line method over the period to the next planned shutdown. In oil and gas exploration, the estimated discounted costs for rehabilitating sites, especially the filling of wells and the removal of production facilities, are capitalized as part of the individual asset.

Both movable and immovable fixed assets, including long-distance natural gas pipelines, are depreciated using the straight-line method. The weighted-average periods of depreciation used were as follows:

Depreciation periods	2006	2005
	(Years)	(Years)
Buildings and structural installations	26	28
Industrial plant and machinery	11	13
Long-distance natural gas pipelines	25	25
Factory and office equipment and other facilities	9	8

Impairment losses are recorded whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The evaluation is based on the present value of the discounted expected future cash flows. An impairment loss is recorded for the difference between the carrying amount and the discounted value of future cash flows.

In oil and gas exploration, exploration and production costs are accounted for using the successful efforts method. Under this method, costs of successful exploratory drillings and other development drilling operations are capitalized as property, plant and equipment. Successful drillings are depreciated based on the production and estimated available resources. Geophysical investigations, including unsuccessful exploratory drilling, exploratory and exploratory dry-hole costs, are charged against income.

Investment properties held to realize capital gains or rental income are immaterial. They are valued at the lower of acquisition cost less scheduled depreciation and fair value.

Leasing: According to IAS 17, leasing contracts are classified as either financing or operating leases. Assets which are subject to operating leases are not capitalized. Leasing payments are charged to income in the year they are incurred.

A lease is classified as a finance lease if it transfers substantially all of the risks and rewards related to its ownership. Assets subject to a finance lease are recorded at the lower of the fair value of the leased property or the present value of the minimum lease payments. Leasing payments are apportioned between the interest component and the principal component. The principal component reduces the outstanding liability, while the interest component is charged as interest expense. Depreciation takes place over the the shorter of the useful life of the asset or the period of the lease.

Details regarding the individual leasing contracts are presented in Note 27.

Investments in companies accounted for using the equity method: Investments accounted for using the equity method are accounted for under the same principles as for consolidated subsidiaries. The carrying amounts of these companies are adjusted annually based on the pro rata share of income, dividends and other changes in stockholders’ equity. Goodwill associated with such investments is not amortized but is written down only in the case of an impairment.

Financial instruments: Financial assets and financial liabilities are recognized on the balance sheet when BASF Group becomes a party to a financial instrument. Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire or when the financial asset with all risks and rewards of ownership is transferred. Financial liabilities are removed from the books when the contractual obligation expires or is discharged or cancelled. Standard purchases and sales of financial instruments are accounted for using settlement date and in precious metals trading using the day of trading. According to IAS 32, financial instruments include primary instruments such as accounts receivable and accounts payable, and other financing-related receivables and liabilities. Financial instruments also include derivatives, which are used to hedge risks, such as those arising from changes in currency exchange and interest rates.

Financial assets and liabilities are divided into the following valuation categories:

•                  Financial assets and liabilities that are measured at fair value and recognized in income include exclusively derivatives and other trading instruments. Within this valuation category are included bank balances, cash balances and checks, which are shown under cash and cash equivalents, as well as derivatives shown under other assets and other liabilities.

•                  Loans and receivables comprise financial assets with fixed or determinable payments, which are not quoted on an active market and are not derivatives or classified as available-for-sale. Also included in this category are other receivables and loans classified under “accounts receivable, trade;” “other receivables and miscellaneous short-term assets;” and “other receivables and miscellaneous long-term assets.” Initial valuation is made at fair value, which generally matches the nominal value of the receivable or loan. Interest-free and low-interest long-term loans and receivables are recognized at actual cash value. Subsequent valuations are generally made at historical cost, under consideration of the effective interest method.

•                  Held-to-maturity financial instruments consist off non-derivative financial assets with fixed or determinable payments, and a fixed term, for which the Company has the ability and intent to hold until maturity, and which do not fall under other valuation categories. Initial valuation is made at fair value, which generally matches the nominal value. Subsequent valuations are generally made at historical cost, under consideration of the effective interest method. For the BASF Group, there are no material financial assets that fall under this category.

•                  Available-for-sale financial instruments comprise financial assets which are not derivatives and do not fall under any of the previously stated valuation categories. Participations booked under the item “other financial assets” not accounted for using the equity method, and securities which are available-for-sale as well as long-term securities are included. Initial valuation is done at fair value. Changes in the fair value are recognized in equity under the item “other comprehensive income” and are only recognized in income when they are disposed of or are impaired. Participations whose fair value cannot be reliably determined are carried at the historical cost, and are written down in the case of an impairment in value. For these participations, the book values represent the best estimates of value.

•                  Financial liabilities are initially valued at fair value, which usually corresponds to the amount received. Subsequent valuations are generally made at historical cost, under the effective interest method.

In 2006, 2005 and 2004, there were no reclassifications between these valuation categories.

Derivative financial instruments can be embedded within other contracts. Under IFRS, embedded derivatives are recorded separately from their base contracts and shown at fair value.

Derivatives within the BASF Group are generally used for hedging purposes. The majority of these contracts, however, are not accounted for using hedge accounting as defined under IFRS. Nonetheless, these derivatives are effective hedges in the context of the Group strategy. Changes in the fair value of the derivatives almost completely offset the change in the value of the underlying contracts.

The BASF Group uses hedge accounting only for selected hedges of future transactions (“cash flow hedge”). The effective portion of the change in fair value is thereby recorded directly in equity under other comprehensive income, taking deferred taxes into account. The ineffective portion is recognized immediately in income. In the case of future transactions that will lead to a non-financial asset or a non-financial debt, the cumulated fair value changes in equity are immediately charged against the acquisition cost. For future transactions that will lead to the recognition of financial debts or assets, the cumulated fair value changes in equity offset against the purchase price upon initial recognition. The hedging time frame of future transactions generally extends up to one year; the maturity of the hedging instrument is based upon the effective date of the future transaction.

If there is objective evidence of a permanent impairment of an available-for-sale financial instrument, impairment write-downs are made. The indications include above all, a sustained deterioration in the market value, a significant reduction in credit quality, the existence of transfer risks, payment delays, higher probability of insolvency, the necessity of debtor recapitalization or the disappearance of an active market.

If the reason for a write-down for loans and receivables as well as held-to-maturity financial instruments no longer exists, the write-down is reversed up to the cost basis and recognized in income. In the case of available-for-sale securities, reversals of write-downs principally are not recognized in the income statement, but are taken directly to equity (other comprehensive income). Reversals of write-downs are recognized in income in the case of debt instruments; reversals of write-downs above this amount are recognized in equity. Participations for which a fair value cannot be reliably determined are carried at cost.

Deferred tax assets: Deferred tax assets are recorded for temporary differences between the carrying amount of assets and liabilities in the Consolidated Financial Statements and the carrying amounts for tax purposes. In addition, deferred taxes are recognized for tax loss carryforwards to the extent that it is probable that future taxable profit for the relevant tax authority will be available against which the tax loss carryforwards can be utilized. For companies located in Germany, a 38% tax rate is applied; for other companies, the tax rates applicable in the individual countries are used. Appropriate valuation allowances are made if expected future earnings of a company make it seem more likely than not that the tax benefits will not be realized.

Inventories: Inventories are carried at acquisition cost or production cost. Write-downs are made if the net realizable value is lower than the carrying amount. The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and costs necessary to make the sale.

Cost of sales include, in addition to direct costs, an appropriate allocation of production overhead costs based on normal utilization rates of the production plants. In addition, pensions, social services and voluntary social benefits are included as well as allocations for administrative costs, provided they relate to the production process. Financing costs are not included in production costs.

IAS 2 “Inventories” does not apply to commodity broker-traders. Accordingly, precious metals held for trading purposes are measured at fair value. Changes in fair value are recognized in income.

Pension provisions and other employee obligations: Provisions for pensions are based on actuarial computations made according to the projected unit credit method. Similar obligations, especially healthcare costs and life insurance premiums of retired staff and their dependents in North America, are included in pension provisions. Actuarial profits and losses are offset against retained earnings. The calculation of pension provisions are based on actuarial reports.

Other provisions: Other provisions are accrued when there is a present obligation as a result of a past event and when there is a probable outflow of resources whose amount can be reliably estimated. The amount of the provision is the probable amount required to settle the obligation.

Provisions for German trade income tax and German corporate income tax and similar income taxes are made in the amount necessary to meet the expected payment obligations, less any prepayments that have been made. Other taxes assessed are appropriately considered.

Provisions are established for certain environmental protection measures and risks if the measures are likely necessary as a result of legal or regulatory obligations or other events, and these measures were not already capitalized. Provisions for required recultivations associated with oil and gas operations primarily concern the filling of wells and the removal of production facilities upon the termination of production. The present value of the obligation increases the cost of the respective asset when it is initially recognized.

Provisions are made for expected severance payments or similar personnel expenses as well as for demolition expenses and other charges related to the closing down of operations that have been planned and publicly announced by management.

The probable amount required to settle long-term obligations is discounted if the effect of discounting is material. In this case, valuation of the provision is done at present value. Financing costs are shown in other financial results.

Provisions for long-service and anniversary bonuses are generally calculated based on actuarial principles. For signed contracts under the German early retirement programs, provisions for the present value of supplemental payments are provided in their full amount and the wage and salary payments due during the passive phase of agreements are accrued in installments and discounted. Provisions are recorded for the expected costs that are anticipated to be contracted during the term of the collective bargaining agreements, taking into consideration the ceilings provided in the collective bargaining agreements.

The formation of provisions for the BASF stock option program (BOP) is described in detail in Note 25.

Deferred tax liabilities: Deferred tax liabilities are recorded for temporary differences between the carrying amount of assets and liabilities in the consolidated financial statements and the carrying amounts for tax purposes to the extent that there is a surplus of deferred tax liabilities relating to a taxation authority.

Earnings per share: The calculation of earnings per share is based on the average number of common shares outstanding during the applicable period and the net income after minority interests. Treasury shares are included in the calculation for the period of time that they were outstanding. In 2006, 2005 and 2004 there was no dilutive effect.

Use of estimates and assumptions in financial statement preparation: The carrying amount of assets, liabilities and provisions, contingent liabilities and other financial obligations in the Consolidated Financial Statements depends on the use of estimates and assumptions. They are based on the circumstances and estimates on the balance sheet date and affect the reported amounts of revenues and expenses during the reporting periods. These assumptions affect the selection of useful lives of property, plant and equipment and intangible assets, the measurement of provisions, the carrying value of investments, and other similar evaluations of assets and obligations. Given the uncertainty regarding the determination of these factors, actual results may differ from these estimates.

The use of estimates at closing date is especially significant for the following items:

•                  Goodwill has to be allocated to cash-generating units and tested for impairment once a year. Impairment write-downs are recognized when the carrying amount of the cash-generating unit exceeds the recoverable value.

•                  Deferred tax assets are also recognized for tax loss carryforwards. Their realization depends on the future taxable profits of the respective Group companies. Allowances are recorded when it is uncertain if future earnings will be sufficient to take advantage of the tax loss carryforwards. See Note 8 for additional information.

•                  Pension provisions are influenced by assumptions covering the future development of wages and salaries, future pension payments, interest rates and the performance of plan assets. Differences between assumptions and actual events could lead to an over- or underfunding of pension liabilities which are offset against retained earnings. See Note 20 for additional information.

•                  Other provisions also cover risks resulting from legal disputes and proceedings. In order to determine the amount of the provisions, the facts relating to each case, the size of the claim, claims awarded in similar cases and independent expert advice are considered along with assumptions regarding the probability of a successful claim and the range of possible claims. The actual costs can deviate from these estimates. See Note 21 for more information.

Other provisions also include expected charges for the rehabilitation of contaminated sites, the recultivation of landfills, the removal of environmental contamination at existing production or storage facilities and other similar measures. If the respective group company is the only possible responsible party that can be identified, the provision covers the entire expected claim. At sites operated together by one or more parties, the provision covers only BASF’s share of the expected claim. The determination of the amount of the claim is complex and is based on the available site data, the technology and processes used as well as current regulations. See Note 23 for more information.

Assumptions have to be made in determining the discount rate to be used in calculating long-term provisions.

•                  Write-downs of assets are made in the case of an impairment. An impairment test is conducted if certain events indicate an impairment. Impairment tests are based on a comparison of the carrying value and the recoverable amount. The recoverable amount is the higher of net realizable value and value-in-use. The determination of value-in-use requires the estimation and discounting of cash flows. The estimation of the cash flows considers all the information available at that date, which may deviate from actual developments. This includes, among other things, expected revenue from sales of products, the return on investments, materials and energy costs. If the recoverable value is lower than the carrying value, a write-down in the amount of the difference is recognized. See Note 11 and 12 for more information.

IFRSs and IFRICs not yet to be considered in the preparation of these statements

The effects of IFRSs and IFRICs not yet to be applied or not yet endorsed by the European Union in the reporting year 2006 were reviewed:

•                  IFRS 7 “Financial Instruments: Disclosures” requires more extensive disclosure regarding financial instruments. The disclosure requirements in IAS 32 were incorporated into IFRS 7 and extended. In addition to the existing disclosure requirements regarding the approach, presentation and measurement of financial instruments, additional information is required regarding the type and extent of risks stemming from financial instruments. As BASF already publishes extensive information in its notes to the financial statements regarding risk, it is not expected that this will have any material effect on the Consolidated Financial Statements of the BASF Group. IFRS 7 is to be applied for reporting years beginning on or after January 1, 2007.

•                  IFRS 8 “Operating Segments” replaces IAS 14 and adopts the ‘management approach’ already prescribed under SFAS 131 “Disclosures about Segments of an Enterprise and Related Information.” This leads to segmentation for reporting purposes based on the internal reporting structure and associated with this the disclosure of management information used for evaluating segment performance and deciding how to allocate resources to operating segments. IFRS 8 shall be applied for the periods beginning on or after January 1, 2009. Earlier application is permitted. As BASF already uses the same performance indicators for external reporting as for internal management reporting, it is expected that IFRS 8 will not have any effect on the Consolidated Financial Statements of the BASF Group.

•                  IFRIC 9 “Reassessment of Embedded Derivatives” clarifies the accounting for embedded derivatives according to IAS 39. The interpretation concludes that an entity, when it first becomes a party to a contract, must assess whether any embedded derivatives contained in the contract need to be separated from the host contract and accounted for as if they were stand-alone derivatives. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows related to the contract, in which case reassessment is required. IFRIC 9 is to be applied to reporting years for the periods beginning on or after June 1, 2006. Earlier application is permitted. IFRIC 9 has no material effect on the Consolidated Financial Statements of the BASF Group.

•                  IFRIC 10 “Interim Financial Reporting and Impairment” addresses the interaction between the requirements of IAS 34 “Interim Financial Reporting” and IAS 36 “Impairment of Assets” and IAS 39 “Financial Instruments: Recognition and Measurement.” The interpretation concludes that where an entity has recognized an impairment loss in an interim period for which a reversal is prohibited according to IAS 36 or IAS 39, that impairment should not be reversed in subsequent interim financial statements or in annual financial statements. IFRIC 10 shall be applied for reporting periods beginning on or after November 1, 2006. Earlier application is permitted. IFRIC 10 has no material effect on the Consolidated Financial Statements of the BASF Group.

•                  IFRIC 11 “Group and Treasury Share Transactions” regulates how to apply IFRS 2 “Group and Treasury Share Transactions” to share-based payment arrangements involving an entity’s own equity instruments or equity instruments of another entity in the same group. Accordingly, share-based payment arrangements in which an entity receives services as consideration for its own equity instruments shall be accounted for as an equity-settled share-based payment transaction. Furthermore, IFRIC 11 prescribes the accounting for share-based compensation systems involving the granting of equity instruments of the parent company. IFRIC 11 shall be applied to financial years beginning on or after March 1, 2007. An earlier application is allowed. Share-based compensation systems exist at BASF in the form of the BASF stock option program (BOP) for senior executives and BASF’s incentive share program for all eligible employees (plus/double plus). The BOP does not fall under IFRIC 11 as it is settled in cash and accounted for as cash settled. In the ‘plus’ program, employees of BASF Aktiengesellschaft and various subsidiaries are granted shares of BASF Aktiengesellschaft through their respective companies. The shares are purchased on the open market. The ‘plus’ program has until now already been accounted for as equity settled so that IFRIC 11 has no effect on the Consolidated Financial Statements of the BASF Group.

•                  IFRIC 12 “Service Concession Arrangements” regulates the accounting for service concession arrangements between private sector companies and government or other public sector entities to provide public services. IFRIC 12 will have no effect on the Consolidated Financial Statements of the BASF Group, because neither BASF Aktiengesellschaft nor its group companies have concluded such service concession arrangements.

2.              Acquisitions/Divestitures

Engelhard Corp.

On June 6, 2006, BASF acquired Engelhard Corp., located in Iselin, New Jersey, United States. Since this date, the sales and earnings of Engelhard Corp. have been included in the BASF Group Consolidated Financial Statements. The cash settlement for 100% of the shares, including incidental acquisition costs, was €3,844 million. The acquisition comprises 50 production sites and 22 research and development centers in over 20 countries. With the acquisition of Engelhard, BASF has become one of the leading suppliers of catalysts worldwide.

The catalyst and Materials Services activities of Engelhard Corp., which made up approximately 86% of Engelhard’s sales, were combined with the existing catalyst activities of BASF to form the new Catalysts division of the Chemicals segment. The remaining businesses, which made up roughly 14% of Engelhard’s sales, were integrated into BASF’s Fine Chemicals, Performance Polymers and Performance Chemicals divisions. Goodwill primarily resulted from the know-how of employees, as well as the synergy effects from combining activities and restructuring measures. In total, €1,883 million was recognized as goodwill.

Since the acquisition date, Engelhard has contributed sales of €2,678.1 million and income from operations of €14.6 million to the BASF Group. This includes charges in connection with the integration in the amount of €111.0 million. If Engelhard had been included in the BASF Group Consolidated Financial Statements as of January 1, 2006, Engelhard would have contributed sales of €4,906.8 million and income from operations of €94.1 million to the BASF Group.(1)

The following overview provides preliminary book and fair values for the acquired assets and liabilities as of June 6, 2006. The fair value of the other intangible assets primarily includes technology, customer relationships and the Engelhard trade name.

Purchase price allocation for Engelhard Corp.

Million €

		Adjustment to	Fair value as of
	Historical book value	fair value	acquisition date
Long-term assets	1,513.3	3,383.5	4,896.8
Property, plant and equipment	717.3	422.5	1,139.8
Goodwill	316.5	1,566.2	1,882.7
Other intangible assets	46.8	1,080.8	1,127.6
Investments	223.2	236.3	459.5
Other long-term assets	209.5	77.7	287.2
Short-term assets	2,444.7	256.3	2,701.0
Inventories	429.8	247.5	677.3
Other short-term assets	2,014.9	8.8	2,023.7
Total assets	3,958.0	3,639.8	7,597.8
Long-term liabilities	462.4	817.3	1,279.7
Provision for pensions and similar obligations	82.4	142.6	225.0
Deferred taxes	.	670.8	670.8
Financial indebtedness	224.4	—	224.4
Other liabilities	155.6	3.9	159.5
Short-term liabilities	2,377.9	96.1	2,474.0
Total liabilities	2,840.3	913.4	3,753.7
Net assets/purchase price	1,117.7	2,726.4	3,844.1

(1)          The unaudited pro forma results are for comparison purposes only and do not necessarily represent the results that would have been achieved if the transaction had taken place on January 1, 2006. These results should not be understood to be a guarantee of future results or developments.

Construction chemicals business of Degussa AG

On July 1, 2006, BASF acquired the construction chemicals business from Degussa AG in Düsseldorf, Germany. The acquisition includes production and distribution facilities in over 50 countries as well as a research and development center in Trostberg, Germany. The acquisition represents a forward integration of BASF’s existing construction chemicals value-adding chain. The cash offer was €2,210 million, including incidental acquisition costs.

As of July 1, 2006, the newly established Construction Chemicals division of the Performance Products segment comprises the Admixture Systems and Construction Systems acquired from Degussa.

Other intangible assets primarily included customer relationships, trademarks and technologies. Goodwill resulted from future synergy effects from combining purchasing activities and the standardization of IT systems as well as the know-how of the employees who transferred to BASF. To the extent that other cash-generating units also benefited from the synergy effects in the forward integration of their existing value-added chains, they were allocated an appropriate share of goodwill. In total, goodwill resulting from the acquisition amounted to €801.0 million.

Since the acquisition date, construction chemicals activities have contributed sales of €1,120.3 million and income from operations of €20.5 million to the BASF Group. This includes charges in connection with the integration in the amount of €59.5 million. If the Degussa construction chemicals business had been included in the BASF Group Consolidated Financial Statements as of January 1, 2006, it would have contributed sales of €2,188.7 million and income from operations of €97.8 million to the BASF Group.(1)

The following overview provides preliminary book and fair values of the acquired assets and liabilities as of July 1, 2006.

Purchase price allocation for the construction chemicals business of Degussa AG

Million €

		Adjustment to	Fair value as of
	Historical book value	fair value	acquisition date
Long-term assets	924.2	2,019.5	2,943.7
Property, plant and equipment	390.0	77.8	467.8
Goodwill	225.9	575.1	801.0
Other intangible assets	216.2	1,338.9	1,555.1
Investments	42.1	27.7	69.8
Other long-term assets	50.0	—	50.0
Short-term assets	855.7	58.5	914.2
Inventories	227.6	58.5	286.1
Other short-term assets	628.1	—	628.1
Total assets	1,779.9	2,078.0	3,857.9
Long-term liabilities	172.4	507.6	680.0
Provision for pensions and similar obligations	97.0	20.1	117.1
Deferred taxes	32.6	487.5	520.1
Financial indebtedness	1.5	—	1.5
Other liabilities	41.3	—	41.3
Short-term liabilities	955.0	2.6	957.6
Total liabilities	1,127.4	510.2	1,637.6
Minority interests	9.7	0.6	10.3
Net assets/purchase price	642.8	1,567.2	2,210.0

(1)          The unaudited pro forma results are for comparison purposes only and do not necessarily represent the results that would have been achieved if the transaction had taken place on January 1, 2006. These results should not be understood to be a guarantee of future results or developments.

Johnson Polymer

On July 1, 2006, BASF acquired 100% of the business of Johnson Polymer from JohnsonDiversey, Inc. Since this date, the financial results of Johnson Polymer have been included in the BASF Group Consolidated Financial Statements. The cash settlement for the debt-free business, including incidental acquisition costs, amounted to €379 million.

The acquisition comprised production facilities in the United States and the Netherlands and technical application centers and branches in Asia. Johnson Polymer is a global leader in the production and marketing of water-based resins. With the acquisition, BASF expands its portfolio of high-solid and UV resins for the coating and paint industry and strengthens its market presence in North America.

Johnson Polymer was fully integrated into the Performance Chemicals division of the Performance Products segment. Other intangible assets primarily concerned technologies.

Goodwill related to the Johnson Polymer acquisition resulted from know-how of employees transferred to BASF Group, future synergy effects from the combining of activities and the cost savings potential from restructuring measures. Based on the purchase price allocation, goodwill was recognized in the amount of €18.7 million.

Since the acquisition date, Johnson Polymer has contributed sales of €157.5 million and a loss from operations of €(3.6) million to the BASF Group. This included special charges related to the integration in the amount of €4.7 million. If Johnson Polymer had been included in the BASF Group Consolidated Financial Statements as of January 1, 2006, it would have contributed €321.0 million to sales and €3.3 million to income from operations.(1)

The following overview provides preliminary book and fair values for the acquired assets and liabilities as of July 1, 2006.

Purchase price allocation for Johnson Polymer

Million €

		Adjustment to	Fair value as of
	Historical book value	fair value	acquisition date
Long-term assets	34.4	309.6	344.0
Property, plant and equipment	31.0	15.2	46.2
Goodwill	0.4	18.3	18.7
Other intangible assets	0.2	277.8	278.0
Investments	1.7	(1.7)	—
Other long-term assets	1.1	—	1.1
Short-term assets	89.5	2.5	92.0
Inventories	30.7	2.5	33.2
Other short-term assets	58.8	—	58.8
Total assets	123.9	312.1	436.0
Long-term liabilities	2.4	24.3	26.7
Provision for pensions and similar obligations	0.2	—	0.2
Deferred taxes	0.3	24.3	24.6
Financial indebtedness	—	—	—
Other liabilities	1.9	—	1.9
Short-term liabilities	30.4	—	30.4
Total liabilities	32.8	24.3	57.1
Net assets/purchase price	91.1	287.8	378.9

(1)          The unaudited pro forma results are for comparison purposes only and do not necessarily represent the results that would have been achieved if the transaction had taken place on January 1, 2006. These results should not be understood to be a guarantee of future results or developments.

In addition, the following acquisitions were also completed and settled in cash in 2006 for a total purchase price of €300.6 million:

•                  On March 31, 2006, BASF acquired a DNT production facility in Geismar, Louisiana from Air Products and Chemicals, Inc. in Pennsylvania. DNT is an intermediate product used in the production of Polyurethane.

•                  On June 26, 2006, BASF acquired CropDesign N.V. The biotechnology company located in Gent, Belgium strengthens BASF’s plant biotechnology activities with its research facilities.

•                  On December 13, 2006, BASF acquired PEMEAS GmbH, a leading producer of fuel cell components located in Frankfurt am Main, Germany. PEMEAS has production and research facilities in Germany and in the United States.

To conduct the purchase price allocation for all acquisitions, BASF obtained appraisals from external experts. Due to the fact that the valuations are not yet fully completed, the purchase price allocations are preliminary and may, according to IFRS, be adjusted when finalized within one year after the date of acquisition.

The following overview provides a summary of the purchase price allocations for all acquisitions completed in 2006:

Million €

		Degussa
		Constructions	Johnson	Other
	Engelhard	Chemicals	Polymer	Acquisitions	Total
Purchase price	3,823.7	2,208.3	378.8	300.6	6,711.4
Incidental acquisition cost	20.4	1.7	0.1	—	22.2
Total purchase price	3,844.1	2,210.0	378.9	300.6	6,733.6
Net assets at historic book value	1,117.7	642.8	91.1	106.2	1,957.8
Preliminary difference	2,726.4	1,567.2	287.8	194.4	4,775.8
Adjustments to fair value
Long-term assets
Property, plant and equipment	422.5	77.8	15.2	25.7	541.2
Elimination of historical goodwill	(316.5)	(225.9)	(0.4)	—	(542.8)
Other intangible assets	1,080.8	1,338.9	277.8	122.6	2,820.1
Investments	236.3	27.7	(1.7)	(1.9)	260.4
Other long-term assets	77.7	—	—	10.8	88.5
Short-term assets
Inventories	247.5	58.5	2.5	—	308.5
Other short-term assets	8.8	—	—	—	8.8
Total assets	1,757.1	1,277.0	293.4	157.2	3,484.7
Long-term liabilities
Provision for pensions and similar obligations	142.6	20.1	—	—	162.7
Deferred taxes	—	—	—	—	—
Financial indebtedness	—	—	—	—	—
Other liabilities	3.9	—	—	—	3.9
Short-term liabilities	96.1	2.6	—	—	98.7
Total liabilities	242.6	22.7	—	—	265.3
Total adjustments to fair value	1,514.5	1,254.3	293.4	157.2	3,219.4
Deferred tax liabilities related to fair value adjustments	670.8	487.5	24.3	35.5	1,218.1
Minority interests	—	0.6	—	—	0.6
Remaining goodwill	1,882.7	801.0	18.7	72.7	2,775.1

The material acquisitions in 2005 concerned the purchase of the electronic chemicals business of Merck KGaA, Darmstadt, Germany as well as the 100% share of the Swiss fine chemicals company, Orgamol S.A.

In 2004 acquisitions primarily concerned the takeover of the plasticizer business from Sunoco, United States. The transaction included production plants for phthalic anhydride and oxo alcohols in Pasadena, Texas, as well as various intangible assets and inventories.

All acquired assets and liabilities are recognized at fair value. Differences between the acquisition price and the net fair value of the cost of the identifiable assets, liabilities and contingent liabilities were recognized as goodwill.

Effects of acquisitions in the year of acquisition

Million €

	2006	2006	2005	2005	2004	2004
		%		%		%
Long-term assets	8,501.7	41.4	601.1	2.9	91.4	0.4
Thereof property, plant and equipment	1,753.6	12.5	329.5	2.5	58.3	0.4
Short-term assets	3,719.0	24.6	201.6	1.4	31.4	0.3
Thereof cash and cash equivalents	336.9	37.1	14.2	0.7	0.9	0.2
Total assets	12,220.7	34.3	802.7	2.3	122.8	0.4

Stockholders’ equity	0.8	.	—	—	—	—
Long-term liabilities	2,025.8	20.8	117.6	1.1	2.6	.
Thereof financial indebtedness	227.2	6.2	2.0	0.1	—	—
Long-term liabilities	3.460.5	41.3	135.2	1.6	15.7	0.2
Thereof financial indebtedness	958.4	369.6	45.9	3.2	—	—
Total stockholders’ equity and liabilities	5,487.1	15.4	252.8	0.7	18.3	0.1
Purchase price	6,733.6		549.9		104.5
Contingent liabilities and other financial obligations	252.8	7.7	71.7	2.5	—	—

If Engelhard Corp., the Degussa construction chemicals business and Johnson Polymer had been included in the BASF Group Consolidated Financial Statements as of January 1, 2006, the proforma sales would have been to €56,070.5 million and the net income would have been €3,155.8 million(1). The remaining acquisitions in 2006 did not have any material effect on the proforma sales or net income of the BASF Group.

In 2006, BASF divested the following activities:

•                  On March 31, 2006, BASF sold major parts of the Micro Flo Company LLC, Memphis, Tennessee to Arysta LifeScience North America Corporation. The divested business includes many generic, off-patent crop protection products and their corresponding registrations, trademarks and patents, as well as a development laboratory.

•                  On November 27, 2006, BASF sold its global Terbufos insecticide business to AMVAC Chemical Corporation. It comprises the active ingredient Terbufos (trademark Counter®) and the formulation and production processes, registrations and patents including a special application technology called “Lock ‘n Load” as well as inventories.

(1)          The unaudited pro forma results are for comparison purposes only and do not necessarily represent the results that would have been achieved if the transactions had taken place on January 1, 2006. These results should not be understood to be a guarantee of future results or developments.

In 2005, BASF divested the following activities:

•                  BASF and Shell Chemicals sold their 50 – 50 joint venture Basell to Nell Acquisition S.a.r.l., Luxemborg, a subsidiary of Access Industries, New York. The sales price totaled €4.4 billion, including liabilities.

•                  Furthermore, our polystyrene business in the United States and Canada, including our production plant in Joliet, Illinois, was sold to INEOS on April 25, 2005.

Effects of divestitures in the year of divestiture

Million €

	2006	2006	2005	2005	2004	2004
		%		%		%
Sales	(167.0)	(0.4)	(636.1)	(1.7)	(246.7)	(0.7)

Long-term assets	(41.2)	(0.2)	(1,028.3)	(5.0)	(119.0)	(0.5)
Thereof property, plant and equipment	(0.3)	.	(52.2)	(0.4)	(85.4)	(0.6)
Short-term assets	(41.0)	(0.3)	(94.9)	(0.6)	(362.5)	(2.9)
Thereof cash and cash equivalents	—	—	—	—	(3.1)	(0.6)
Total assets	(82.2)	(0.2)	(1,123.2)	(3.2)	(481.5)	(1.4)

Stockholder’s equity	99.2	0.6	362.7	2.2	360.4	2.2
Long-term liabilities	(27.1)	(0.3)	50.3	0.5	(59.6)	(0.5)
Thereof financial indebtedness	—	—	—	—	—	—
Short-term liabilities	2.2	.	(5.4)	(0.1)	(105.2)	(1.5)
Thereof financial indebtedness	—	—	—	—	(0.3)	(0.1)
Total stockholders’ equity and liabilities	74.3	0.2	407.6	1.1	195.6	0.6
Proceeds from divestitures	156.5		1,530.8		677.1
Contingent liabilities and other financial obligations	—	—	—	—	(4.5)	(0.1)

Planned acquisitions/divestitures

On December 11, 2006, BASF signed an agreement to purchase the manufacturer of catalysts for motorcycles, Guilin REE cat Catalyst Co., Ltd. with its headquarters in Guilin, China. With this acquisition, BASF expands its leading position in technologies for reducing emissions. The transaction is expected to be closed in the second quarter of 2007.

On April 27, 2006, BASF and Gazprom signed a framework agreement on an asset swap. The BASF subsidiary Wintershall will participate with 35% less one share in the natural gas field Yuzhno Russkoye. In return, Gazprom increases its share in WINGAS GmbH to 50% less one share. Furthermore, Gazprom will participate in a Wintershall company that has exploration and production rights in Libya. The final contracts will likely be signed in the second half of 2007.

3.              Earnings per share

Earnings per share

	2006	2005	2004
Net income after minority interests under IFRS (Million €)	3,215.2	3,006.7	2,004.3
Number of shares (1.000)
Weighted-average number of outstanding shares	504,479	525,125	548,714
Earnings per share under IFRS (€)	6.37	5.73	3.65

The calculation of earnings per share is based on the weighted-average number of common shares outstanding. The calculation of diluted earnings per common share reflects all possible outstanding common shares and their effect on income. The BASF employee participation program “plus” and the BASF stock option program for senior executives (BOP) are considered in the calculation of diluted earnings per share according to IFRS.

In 2006, 2005 and 2004, the potentially dilutive instruments were antidilutive and were therefore not considered.

4.              Reporting by segment and region

BASF is a worldwide chemical manufacturer which offers a wide range of products, including performance chemicals, plastics, dyes and pigments, dispersions, automotive and industrial coatings, agricultural products, fine chemicals, crude oil and natural gas.

The Company conducts its worldwide operations through 14 operating divisions, which have been aggregated into five reporting segments based on the nature of the products and production processes, the type of customers, the channels of distribution and the nature of the regulatory environment.

The Chemicals segment comprises the Inorganics, Petrochemicals and Intermediates divisions as well as the Catalysts divison, established in 2006. The Plastics segment is composed of the Styrenics, Performance Polymers and Polyurethanes divisions. The Performance Products segment is made up of the Performance Chemicals, Coatings and Functional Polymers divisions as well as the Construction Chemicals division, established in 2006. The Agricultural Products & Nutrition segment comprises the Agricultural Products and Fine Chemicals divisions. The Oil & Gas segment consists of the operating division Oil and Gas, which conducts oil and gas exploration and production and natural gas trading.

Business activities not allocated to any operating division are shown as ‘other’ and include, among other things, the sale of feedstock, the remaining fertilizers activities, engineering and other services as well as rental income and leases. The income from operations recorded under other also includes costs of research related to the Group of €258.0 million in 2006, €225.0 million in 2005 and €168.0 million in 2004.

Other further includes foreign transaction gains and losses from financial indebtedness and foreign currency hedging in the amount of €86.0 million in 2006, €(97.0) million in 2005 and €54.0 million in 2004.

Transfers between the reportable segments are shown separately and generally executed at market-based prices.

The allocation of assets and depreciation to the segments is based on economic control. Assets used by more than one segment are allocated based on the percentage of usage.

Segments

Million €

				Agricultural Products
				& Nutrition			Oil & Gas
			Perfor-	Agri-	Fine			Thereof
	Chemi-		mance	cultural	Chemi-			Explora-		BASF
2006	cals	Plastics	Products	Products	cals	Total		tion	Other	Group
Net sales	11,572	12,775	10,133	3,079	1,855	4,934	10,687	4,555	2,509	52,610
Change (%)	42.8	9.0	22.6	(6.6)	7.1	(1.9)	39.6	30.2	27.3	23.1
Intersegmental transfers	4.483	526	390	25	17	36	1,062	287	450	6,947
Sales including transfers	16,055	13,301	10,523	3,104	1,872	4,970	11,749	4,842	2,959	59,557
Income from operations	1,380	1,192	669	447	(66)	381	3,250	2,645	(122)	6,750
Change (%)	4.1	17.4	(22.5)	(34.4)	(13.8)	(38.8)	34.9	26.3	70.0	15.8
Assets	10,473	6,911	9,727	4,458	1,596	6,054	5,434	2,300	6,692	45,291
Thereof goodwill	1,422	157	1,352	1,375	192	1,567	64	64	151	4,713
Thereof property, plant and equipment	3,895	3,131	2,771	550	590	1,140	3,117	1,438	848	14,902
Debt	2,762	1,636	2,350	845	561	1,406	2,508	998	16,051	26,713
Research expense	178	145	288	334	70	404	.	.	262	1,277
Additions to property, plant and equipment and intangible assets	3,539	631	4,490	88	378	466	545	411	368	10,039
Depreciation and amortization of property, plant and equipment and intangible assets	855	523	508	216	250	466	516	363	105	2,973
Thereof due to impairments	188	3	48	.	114	114	.	.	.	353
2005
Net sales	8,103	11,718	8,267	3,298	1,732	5,030	7,656	3,499	1,971	42,745
Change (%)	15.4	11.3	3.3	(1.7)	(3.4)	(2.3)	45.5	41.0	25.5	13.9
Intersegmental transfers	3,826	471	352	29	28	53	723	235	468	5,893
Sales including transfers	11,929	12,189	8,619	3,327	1,760	5,083	8,379	3,734	2,439	48,638
Income from operations	1,326	1,015	863	681	(58)	623	2,410	2,094	(407)	5,830
Change (%)	3.3	46.3	(23.5)	13.1	.	(5.3)	46.7	60.7	(90.2)	12.3
Assets	6,146	6,639	4,863	5,156	1,481	6,637	4,895	2,155	6,490	35,670
Thereof goodwill	133	143	266	1,496	6	1,502	64	64	31	2,139
Thereof property, plant and equipment	3,567	3,155	1,944	618	747	1,365	3,033	1,355	923	13,987
Debt	1,766	1,676	1,766	951	538	1,489	1,836	903	9,614	18,147
Research expense	114	135	214	303	70	373	1	.	227	1,064
Additions to property, plant and equipment and intangible assets	639	490	347	74	222	296	624	381	127	2,523
Depreciation and amortization of property, plant and equipment and intangible assets	616	489	364	226	147	373	449	322	112	2,403
Thereof due to impairments	61	.	10	9	16	25	.	.	1	97
2004
Net sales	7,020	10,532	8,005	3,354	1,793	5,147	5,263	2,482	1,570	37,537
Change (%)	22.0	19.9	4.9	5.6	(2.8)	2.5	9.9	14.7	14.0	12.5
Intersegmental transfers	3,395	677	291	26	30	52	546	173	462	5,423
Sales including transfers	10,415	11,209	8,296	3,380	1,823	5,199	5,809	2,655	2,032	42,960
Income from operations	1,284	694	1,128	602	56	658	1,643	1,303	(214)	5,193
Assets	5,219	6,187	4,538	4,985	1,308	6,293	4,063	1,899	9,148	35,448
Thereof goodwill	11	125	237	1,509	2	1,511	64	64	25	1,973
Thereof property, plant and equipment	3,283	2,857	1,892	661	639	1,300	2,814	1,255	917	13,063
Debt	1,836	1,836	2,287	1,100	704	1,804	1,902	1,081	9,181	18,846
Research expense	98	136	217	272	90	362	.	.	173	986
Additions to property, plant and equipment and intangible assets	601	473	304	100	153	253	388	329	144	2,163
Depreciation and amortization of property, plant and equipment and intangible assets	573	499	375	285	150	435	455	330	155	2,492
Thereof due to impairments	52	.	4	25	.	25	.	.	70	151

Regions

Million €

					South
					America,
			North		Africa,
		Thereof	America	Asia	Middle	BASF
2006	Europe	Germany	(NAFTA)	Pacific	East	Group
Location of customers
Sales	29,529	11,062	11,522	8,102	3,457	52,610
Change (%)	24.3	24.8	21.6	24.6	14.8	23.1
Share (%)	56.1	21.0	21.9	15.4	6.6	100.0
Location of companies
Sales	31,444	22,963	11,415	7,450	2,301	52,610
Sales including transfers	39,612	25,842	13,892	10,968	2,426	66,898
Income from operations	5,485	4,125	869	181	215	6,750
Assets	24,849	15,902	11,611	6,498	2,333	45,291
Thereof property, plant and equipment	7,977	5,216	3,331	3,018	576	14,902
Additions to property, plant and equipment and intangible assets	4,682	2,580	4,158	700	499	10,039
Depreciation and amortization of property, plant and equipment and intangible assets	1,647	983	584	665	77	2,973
Employees (December 31)	61,444	47,296	15,513	12,788	5,502	95,247
2005
Location of customers
Sales	23,755	8,865	9,479	6,500	3,011	42,745
Change (%)	11.3	20.1	15.9	22.4	11.4	13.9
Share (%)	55.6	20.7	22.2	15.2	7.0	100.0
Location of companies
Sales	25,093	17,100	9,542	6,042	2,068	42,745
Sales including transfers	28,565	19,932	10,110	6,334	2,160	47,169
Income from operations	4,385	3,019	855	297	293	5,830
Assets	19,961	13,374	7,789	6,112	1,808	35,670
Thereof property, plant and equipment	7,334	5,045	2,534	3,594	525	13,987
Additions to property, plant and equipment and intangible assets	1,433	837	281	697	112	2,523
Depreciation and amortization of property, plant and equipment and intangible assets	1,473	915	460	403	67	2,403
Employees (December 31)	56,614	45,620	9,826	9,669	4,836	80,945
2004
Location of customers
Sales	21,343	7,382	8,182	5,309	2,703	37,537
Change (%)	10.0	4.4	14.2	18.8	16.4	12.5
Share (%)	56.9	19.7	21.8	14.1	7.2	100.0
Location of companies
Sales	22,536	15,216	8,165	4,911	1,925	37,537
Sales including transfers	25,527	17,751	8,655	5,461	1,803	41,446
Income from operations	4,236	3,131	286	361	310	5,193
Assets	21,815	14,567	7,254	4,888	1,491	35,448
Thereof property, plant and equipment	7,245	5,067	2,364	3,013	441	13,063
Additions to property, plant and equipment and intangible assets	1,202	816	271	608	82	2,163
Depreciation and amortization of property, plant and equipment and intangible assets	1,530	975	608	250	104	2,492
Employees (December 31)	57,540	46,666	10,578	8,916	4,921	81,955

5.              Other operating income

Million €

	2006	2005	2004
Reversal and adjustment of provisions	275.2	118.4	154.4
Revenue from miscellaneous revenue-generating activities	62.3	85.3	71.7
Gains from foreign currency transactions	119.7	43.3	145.6
Gains from the translation of financial statements in foreign currencies	10.8	57.3	12.1
Gains from disposal of property, plant and equipment and divestitures	127.8	107.4	448.7
Gains on the reversal of impairment losses on receivables	89.0	92.1	64.5
Other	249.3	96.4	149.1
Total	934.1	600.2	1,046.1

The reversal and adjustment of provisions primarily concerned risks arising from lawsuits and damage claims, risks from sales as well as from various other items in the normal course of business and the reversal of the provisions for risks related to the pharmaceutical business divested in 2001 in the amount of €80 million. Provisions are reversed or adjusted if the circumstances at closing date indicate that the risks are no longer probable or that the probable amount has been reduced.

Revenue from miscellaneous revenue-generating activities primarily represents revenues from energy sales, sales of raw materials as well as income from rentals and logistics services.

Gains from foreign currency transactions represent gains arising from foreign currency positions and foreign currency derivatives as well as from the valuation of receivable and liabilities denominated in foreign currencies at the spot rate on the balance sheet date.

Gains from the translation of financial statements in foreign currencies includes gains arising from use of the temporal method.

Gains from disposal of property, plant and equipment and divestitures primarily concerned divestitures in the Agricultural Products segment to optimize the portfolio in 2006 and 2005 and the sale of the printing systems business in 2004.

Gains on the reversal of allowances for doubtful receivables result primarily from an improved assessment of the creditworthiness of customers. This primarily relates to a significantly improved creditworthiness of our customers in Europe due to improved economic conditions.

Other gains contain the partial reduction by €66 million of the fine imposed by the European Union in 2001 for anti-trust violations related to vitamins, income from miscellaneous sales and various other sundry items.

6.              Other operating expenses

Million €

	2006	2005	2004
Integration and restructuring measures	399.4	446.5	542.8
Environmental protection and safety measures, costs of demolition and planning costs related to the preparation of capital expenditure projects not subject to mandatory capitalization	180.5	158.3	168.3
Amortization of intangible assets and depreciation of property, plant and equipment	430.3	204.6	209.3
Costs from miscellaneous revenue-generating activities	85.1	84.7	69.7
Losses from foreign currency transactions	48.4	189.5	30.3
Losses from the translation of financial statements in foreign currencies	51.6	23.0	44.1
Losses from disposal of assets	21.8	15.5	12.2
Oil and gas exploration expenses	167.3	172.9	194.9
Expenses from additions to allowances for doubtful receivables	90.4	102.9	97.7
Other	456.3	377.2	296.6
Total	1,931.1	1,775.1	1,665.9

Integration and restructuring measures in 2006 were related primarily to the restructuring of the Fine Chemicals division as well as acquisition expenses. In 2005 this included additional charges to further improve efficiency at the sites in Ludwigshafen, Germany, and Feluy, Belgium. In 2004, this item included additional charges from the Ludwigshafen Site Project and restructuring measures in North Amercia.

Further expenses were related to the demolition and removal measures as well as the preparation of capital expenditure projects to the extent that they were not subject to mandatory capitalization according to IFRS.

Costs from miscellaneous revenue-generating activities refer to costs related to the items shown as miscellaneous revenue-generating activities (see Note 5).

Losses from foreign currency transactions include losses from foreign currency positions and derivatives and the valuation of receivables and liabilities in foreign currencies at the closing rate on the balance sheet date.

Expenses from additions to allowances for doubtful receivables in 2006 was impacted by our business in South America where the financial strength of our customers in the agricultural sector significantly decreased.

Other expenses were incurred as a result of the write-offs of obsolete inventories in the amount of €74.6 million in 2006, €103.0 million in 2005 and €83.0 million in 2004 as well as due to numerous other items.

7.              Financial result

Million €

	2006	2005	2004
Income (losses) from companies accounted for using the equity method	35.0	5.6	(7.2)
Income from participations in affiliated and associated companies	44.5	53.5	10.5
Income from the disposal or write-ups of participations	6.8	310.7	38.1
Income from profit transfer agreements	1.5	9.0	2.3
Losses from loss transfer agreements	(3.1)	(13.6)	(15.2)
Impairment of, and losses from, disposals of participations	(13.9)	(17.9)	(625.4)
Income from tax allocation to participating interests	0.9	0.7	1.2
Other income from participations	36.7	342.4	(588.5)
Interest expenses	(543.0)	(351.9)	(288.9)
Interest income	146.5	153.3	66.3
Interest and dividend income from securities and receivables	24.6	28.6	16.5
Interest result	(371.9)	(170.0)	(206.1)
Write-ups/profits from the sale of securities and receivables	85.3	16.1	13.7
Impairment/losses from the disposal of securities and receivables	(7.1)	(6.7)	(40.3)
Net financing income/(expense) from defined benefit plans	56.1	(120.8)	(134.8)
Net financing income/(expense) from other long-term personnel provisions	(18.1)	(15.3)	(20.3)
Interest accrued on other interest-bearing liabilities	(39.8)	(36.4)	(31.4)
Construction interest	36.6	43.0	72.5
Other financial expenses and income	(36.0)	38.2	96.7
Other financial result	77.0	(81.9)	(43.9)
Financial result	(223.2)	96.1	(845.7)

Interest expenses rose in 2006 primarily due to higher debt related to the financing of the acquisitions. The significantly improved net financing result from defined benefit obligations is due to the establishment of a Contractual Trust Arrangement (CTA) in December 2005.

Income from the disposal or reversals of impairments of participations primarily contains the gain of the sale of our 50% share of Basell in 2005. In 2004, in contrast, valuation adjustments on participations were necessary, which were shown under impairment of, and losses from, disposals of participations.

8.              Income taxes

Million €

	2006	2005	2004
German corporate income tax, solidarity surcharge, German trade income taxes	492.9	433.4	532.4
Foreign income tax	2,235.0	1,970.1	1,396.5
Taxes for prior years	(3.2)	81.5	(16.1)
Capitalization of corporate income tax credits	(51.8)	—	—
Current taxes	2,672.9	2,485.0	1,912.8
Deferred taxes	387.7	273.1	300.7
Thereof Germany	275.3	72.6	280.6
Income taxes	3,060.6	2,758.1	2,213.5
Thereof income taxes on oil-producing operations	1,736.1	1,450.0	911.0
Other taxes	207,6	183.2	179.4
Tax expense	3,268.2	2,941.3	2,392.9

Income before taxes is broken down into domestic and foreign income as follows:

Million €

	2006	2005	2004
Germany	2,088.5	1,524.5	1,270.5
Foreign oil production branches of German companies	1,814.6	1,514.6	975.0
Foreign	2,623.6	2,886.5	2,101.3
Total	6,526.7	5,925.6	4,346.8

In Germany a uniform corporate tax of 25% and thereon a solidarity surcharge of 5.5% is levied on all earnings. In addition to corporate income tax, income generated in Germany is subject to a trade tax that varies depending on the municipality in which the company is located. After accounting for trade tax, which is a deductible operating expense, BASF has a weighted-average trade tax rate of 15.3%. Because German trade tax is deductible, it also reduces the assessment basis for corporate income tax. For German companies, deferred taxes are calculated using a tax rate of 38%.

Income from foreign Group companies is taxed at the income tax rates applicable in the respective countries of domicile.

For foreign Group companies, deferred taxes are calculated using the tax rates applicable in the individual foreign countries. Such rates averaged 33% in 2006 and 29% in 2005 and 2004.

Income taxes on foreign oil-producing operations in certain regions are compensable up to the level of the German corporate income tax on this foreign taxable income. The non-compensable amount is shown separately in the following table.

Other taxes include real estate taxes and other comparable taxes in the amount of €90.3 million in 2006, €90.0 million in 2005 and €93.0 million in 2004; they are allocated to the appropriate functional costs.

Reconciliation from the statutory tax rate in Germany to the effective tax rate

	2006		2005		2004
	(Million €)%		(Million €)%		(Million €)%
Expected German corporate income tax (25%)	1,631.7	25.0	1,481.4	25.0	1,086.7	25.0
Solidarity surcharge	13.8	0.2	13.4	0.2	12.7	0.3
German trade income tax net of corporate income tax	240.9	3.7	141.2	2.4	177.5	4.1
Foreign tax-rate differential	157.2	2.4	113.5	1.9	44.5	1.0
Tax exempt income	(196.1)	(3.0)	(208.4)	(3.5)	(209.2)	(4.8)
Non-deductible expenses	106.6	1.6	155.6	2.6	325.3	7.5
Income after taxes of companies accounted for using the equity method	(8.8)	(0.1)	(1.4)	.	1.8	.
Taxes for prior years	(3.2)	.	81.5	1.4	(16.1)	(0.4)
Income taxes on oil-producing operations non-compensable with German corporate income tax	1,282.4	19.7	1,072.5	18.1	667.7	15.4
Deferred taxes for planned dividend distributions of Group companies	15.2	0.2	9.5	0.2	107.5	2.5
Capitalization of corporate income tax credits	(51.8)	(0.8)	—	—	—	—
Other	(127.3)	(2.0)	(100.7)	(1.7)	15.1	0.3
Income taxes/effective tax rates	3,060.6	46.9	2,758.1	46.6	2,213.5	50.9

Tax exempt earnings arose from the sale of participations or securities. Deferred taxes result from the following temporary differences between tax balances and the valuation of assets and liabilities according to IFRS:

Deferred tax assets and liabilities
Million €

	Tax assets		Tax liabilities
	2006	2005	2006	2005
Intangible assets	(469.2)	(111.0)	647.6	282.2
Property, plant and equipment	(385.7)	(456.8)	672.8	343.0
Financial assets	(37.8)	12.7	213.5	0.2
Inventories and accounts receivable	164.9	3.6	278.6	110.8
Provisions for pensions	377.9	641.0	(253.2)	2.9
Other provisions and liabilities	159.5	415.2	(231.1)	(44.2)
Tax loss carryforwards	627.3	840.0	—	—
Other	313.2	44.7	112.8	4.4
Valuation allowances	(127.7)	(134.7)	—	—
Thereof for tax loss carryforwards	(43.7)	(37.3)	—	—
Total	622.4	1,254.7	1,441.0	699.3
Thereof short–term	275.3	369.4	251.0	137.5

IFRS requires the revaluation of all assets and liabilities from the acquisitions in 2006 according to IFRS 3. This has resulted in significant deviations between the fair values and the values in the tax accounts, which has led to deferred tax liabilities, which are subsequently netted against existing deferred tax assets. The breakdown above of the netted tax positions by originating balance sheet items therefore also shows negative amounts. The valuation of deferred tax assets depends on the estimation of the probability of the reversal of the valuation differences and the utilization of the tax loss carryforwards. A deferred tax asset is recognized for future tax benefits arising from temporary differences and for tax loss carryforwards to the extent that the tax benefits are likely to be realized. Based on experience and the expected development of taxable income, it is assumed that the benefit of deferred tax assets recognized will be realized.

Deferred tax assets were offset against deferred tax liabilities of the same maturity if they relate to the same taxation authority.

Deferred taxes for undistributed earnings of subsidiaries in the amount of €8,751.7 million in 2006 and €7,918.7 million in 2005 were not recognized, as they are either not subject to taxation or they are expected to be reinvested for indefinite periods of time. For these timing differences, only the respective withholding tax, taking into consideration the German taxation of 5% on dividends paid, would need to be considered.

The regional distribution of tax loss carryforwards is as follows:

Million €

	2006	2005
Germany	64.4	30.1
Foreign	1,758.1	2,114.5
Total	1,822.5	2,144.6

German tax losses may be carried forward indefinitely. Foreign loss carryforwards exist primarily in North America (NAFTA). These expire starting in 2020. Loss carryforwards in the NAFTA region were reduced in 2006 and 2005 as a result of high earnings.

For tax loss carryforwards of €112.3 million in 2006, €72.2 million in 2005 and €87.0 million in 2004 valuation allowances were recorded.

Tax obligations are comprised of both tax liabilities and short-term tax provisions. Tax liabilities primarily concern the assessed income tax and other taxes. Tax provisions concern estimated income taxes not yet assessed for the current and the previous year.

Tax obligations
Million €

	2006	2005
Tax provisions	294.4	330.7
Tax liabilities	564.3	556.5
Total	858.7	887.2

9. Minority interests
Million €

	2006	2005	2004
Minority interests in profits	265.1	179.0	145.5
Minority interests in losses	14.2	18.2	16.5
Total	250.9	160.8	129.0

Minority interests in profits relate primarily to the Group companies engaged in trading and distribution of natural gas and to the operating company for the steam cracker in Port Arthur, Texas. Minority interests in losses mainly related to BASF Plant Science.

See Note 19 for a detailed analysis of consolidated subsidiaries with minority shareholdings.

10. Other information

Additional information on Consolidated Statements of Cash Flows

Cash provided by operating activities includes the following cash flows:

Million €

	2006	2005	2004
Income tax payments	2,730.0	2,252.4	1,543.0
Interest payments	319.0	220.3	226.6
Dividends received	47.5	68.1	47.6

Personnel costs
Million €

	2006	2005	2004
Wages and salaries	5,029.8	4,553.0	4,579.1
Social security contributions and expenses for pensions and assistance	1,180.0	1,021.4	1,035.8
Thereof for pension benefits	286.7	242.4	227.4
Total	6,209.8	5,574.4	5,614.9

German Group companies incurred costs for employee representatives to comply with statutory regulations of €11.3 million in 2006, €11.4 million in 2005 and €11.2 million in 2004.

Average number of employees

	Fully-consolidated companies			Proportionally consolidated companies			BASF Group
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Europe	58,497	56,284	59,783	376	270	252	58,873	56,554	60,035
Thereof Germany	46,017	45,618	47,830	18	16	14	46,035	45,634	47,844
NorthAmerica (NAFTA)	12,789	9,934	11,002	466	466	488	13,255	10,400	11,490
Asia Pacific	10,384	8,732	7,911	1,740	1,694	1,912	12,124	10,426	9,823
SouthAmerica, Africa, Middle East	5,199	4,827	5,000	—	—	—	5,199	4,827	5,000
BASF Group	86,869	79,777	83,696	2,582	2,430	2,652	89,451	82,207	86,348
Thereof with trainee contracts	2,036	2,329	2,549	2	2	2	2,038	2,331	2,551
Thereof with limited–term contracts	1,966	1,709	1,738	24	12	233	1,990	1,721	1,971

The number of employees in proportionally-consolidated companies is included in the figures above in full. Considered pro-rata, the average number of employees in the BASF Group was 88,160 in 2006, 80,922 in 2005 and 85,022 in 2004.

In 2006, the number of employees increased due primarily to the acquisitions of Engelhard, the construction chemicals business of Degussa and Johnson Polymer.

In 2005, the number of employees fell primarily due to ongoing measures to improve the efficiency of our sites in Europe and North America. As a result of the acquisition of the electronic chemicals business from Merck KGaA, the number of employees increased by 578 in 2005.

As a result of the sale of the fibers business, 1,214 employees transferred to Honeywell in 2004. The sale of the printing systems resulted in a reduction in the number of employees by 326 in 2005 and 2,029 in 2004.

11. Intangible assets

Developments 2006
Million €

		Product	Know-how,		Internally
	Distribution,	rights,	patents and		generated
	supply and	licenses and	production		intangible	Other rights
	similar rights	trademarks	technology	Goodwill	assets	and values(1)	Total
Acquisition costs
Balance as of January 1, 2006	548.3	723.3	995.7	2,138.5	272.6	807.3	5,485.7
Changes in scope of consolidation	—	3.0	—	6.1	1.4	22.6	33.1
Additions	1,411.5	522.2	1,069.3	2,775.1	24.7	167.7	5,970.5
Disposals	84.8	16.7	357.4	47.2	76.7	57.9	640.7
Transfers	4.7	0.1	(0.5)	—	—	68.4	72.7
Exchange differences	(44.7)	(20.3)	(23.3)	(159.3)	(6.5)	(43.7)	(297.8)
Balance as of December 31, 2006	1,835.0	1,211.6	1,683.8	4,713.2	215.5	964.4	10,623.5
Amortization
Balance as of January 1, 2006	260.4	322.7	652.2	—	179.0	351.8	1,766.1
Changes in scope of consolidation	—	—	—	—	—	22.5	22.5
Additions	122.7	80.6	111.3	—	50.1	126.7	491.4
Disposals	84.1	15.5	330.6	—	76.4	29.3	535.9
Transfers	2.7	—	0.4	—	—	0.2	3.3
Exchange differences	(4.4)	(10.8)	(5.9)	—	(3.2)	(21.2)	(45.5)
Balance as of December 31, 2006	297.3	377.0	427.4	—	149.5	450.7	1,701.9
Net book value as of December 31, 2006	1,537.7	834.6	1,256.4	4,713.2	66.0	513.7	8,921.6

(1)             Including licenses on such rights and values

Additions in 2006 related in particular to the acquisition of Engelhard Corp., the construction chemicals business of Degussa AG and Johnson Polymer. On pages F-22 to F-26 you can find the most important facts and figures, including the derivation of goodwill for each acquisition.

Impairments of €9.5 million in 2006 primarily concerned know-how and patents and were charged to other operating expenses. There were no material reversals of impairments.

Concessions for oil and gas production with a net book value of €59.0 to produce oil and gas in certain locations and involve obligations to deliver a portion of the resources to local companies. At the end of the term of a concession, the rights are returned.

Developments 2005
Million €

		Product	Know-how,		Internally
	Distribution,	rights,	patents and		generated
	supply and	licenses and	production		intangible	Other rights
	similar rights	trademarks	technology	Goodwill	assets	and values(1)	Total
Acquisition costs
Balance as of January 1, 2005	708.0	727.3	928.0	1,972.4	272.1	693.4	5,301.2
Changes in scope of consolidation	—	—	0.8	2.2	—	2.7	5.7
Additions	56.7	15.6	63.6	136.6	22.6	40.1	335.2
Disposals	223.6	38.8	28.7	92.6	30.5	72.5	486.7
Transfers	(0.4)	(3.5)	15.9	(44.9)	0.4	88.2	55.7
Exchange differences	7.6	22.7	16.1	164.8	8.0	55.4	274.6
Balance as of December 31, 2005	548.3	723.3	995.7	2,138.5	272.6	807.3	5,485.7
Amortization
Balance as of January 1, 2005	407.9	261.1	579.8	—	143.8	302.0	1,694.6
Changes in scope of consolidation	—	—	0.6	—	—	0.7	1.3
Additions	70.0	60.3	83.9	—	61.7	92.4	368.3
Disposals	220.5	9.7	19.5	—	30.0	69.6	349.3
Transfers	0.2	—	(0.1)	—	—	(0.6)	(0.5)
Exchange differences	2.8	11.0	7.5	—	3.5	26.9	51.7
Balance as of December 31, 2005	260.4	322.7	652.2	—	179.0	351.8	1,766.1
Net book value as of December 31, 2005	287.9	400.6	343.5	2,138.5	93.6	455.5	3,719.6

(1)             Including licenses on such rights and values

Additions in 2005 primarily related to the acquisition of the electronic chemicals business of Merck KGaA, Darmstadt, Germany, and the Swiss fine chemicals company Orgamol S.A.

Write-downs of €30.4 million in 2005 primarily concerned customer relationships and were charged to other operating expenses. There were no material write-ups.

Concessions for oil and gas production with a net book value of €59.8 million in 2005 convey the rights to produce oil and gas in certain locations and involve obligations to deliver a portion of the resources to local companies. At the end of the term of a concession, the rights are returned.

The emission rights granted without charge were included in the line item ‘transfers’ in the column ‘other rights and values.’

12. Property, plant and equipment

Developments 2006
Million €

				Advance
		Machinery	Miscellaneous	payments and
	Land, land rights	and technical	equipment and	construction in
	and buildings	equipment	fixtures	progress	Total
Acquisition costs
Balance as of January 1, 2006	7,098.0	33,533.4	2,688.6	1,302.2	44,622.2
Changes in scope of consolidation	3.2	14.4	5.0	7.1	29.7
Additions	630.6	1,672.7	216.2	1,548.9	4,068.4
Disposals	242.3	413.9	145.7	45.0	846.9
Transfers	149.1	927.5	73.1	(1,152.9)	(3.2)
Exchange differences	(194.7)	(907.5)	(74.9)	(62.6)	(1,239.7)
Balance as of December 31, 2006	7,443.9	34,826.6	2,762.3	1,597.7	46,630.5
Depreciation
Balance as of January 1, 2006	4,242.5	24,103.2	2,264.2	25.4	30,635.3
Change in scope of consolidation	0.2	10.9	2.4	—	13.5
Additions	234.2	2,074.4	173.1	0.4	2,482.1
Disposals	175.8	384.2	136.6	23.1	719.7
Transfers	6.1	2.2	(5.6)	(0.2)	2.5
Exchange differences	(85.3)	(538.5)	(60.9)	—	(684.7)
Balance as of December 31, 2006	4,221.9	25,268.0	2,236.6	2.5	31,729.0
Net book value as of December 31, 2006	3,222.0	9,558.6	525.7	1,595.2	14,901.5

Impairment losses of €344.0 million in 2006 related in particular to the Intermediates division of the Chemicals segment. Of this amount, €184.2 million was attributable to the mothballing of the THF plant at the site in Caojing, China.

Further impairment losses resulted from the measures to restructure the Fine Chemicals division, especially the lysine and vitamin B2 business at the site in Gunsan, Korea.

Developments 2005
Million €

				Advance
		Machinery	Miscellaneous	payments and
	Land, land rights	and technical	equipment and	construction in
	and buildings	equipment	fixtures	progress	Total
Acquisition costs
Balance as of January 1, 2005	6,475.2	30,238.9	2,596.1	2,132.0	41,442.2
Change in scope of consolidation	8.1	16.3	6.5	5.8	36.7
Additions	234.8	742.8	94.5	1,115.7	2,187.8
Disposals	134.9	581.6	165.8	8.3	890.6
Transfers	240.1	1,831.1	54.4	(2,095.9)	29.7
Exchange differences	274.7	1,285.9	102.9	152.9	1,816.4
Balance as of December 31,2005	7,098.0	33,533.4	2,688.6	1,302.2	44,622.2
Depreciation
Balance as of January 1, 2005	3,972.5	22,216.5	2,170.8	19.7	28,379.5
Change in scope of consolidation	1.0	5.2	3.8	—	10.0
Additions	198.0	1,674.0	154.9	8.0	2,034.9
Disposals	90.5	521.1	152.9	3.1	767.6
Transfers	42.5	(3.4)	4.2	0.8	44.1
Exchange differences	119.0	732.0	83.4	—	934.4
Balance as of December 31,2005	4,242.5	24,103.2	2,264.2	25.4	30,635.3
Net book value as of December 31, 2005	2,855.5	9,430.2	424.4	1,276.8	13,986.9

Additions in 2005 were mainly due to the completion and start up of a steam cracker, a syngas plant as well as other production plants at the Verbund site in Nanjing, China and the acquisition of the electronic business from Merck KGaA, Darmstadt, Germany.

Impairment losses of €76.5 million in 2005 primarily related to restructuring measures in the Intermediates division in Asia. There were no material write-ups.

13. Participations accounted for using the equity method and other financial assets

Developments 2006
Million €

	Investments
	accounted for	Investments	Investments	Shares
	using the equity	in affiliated	in associated	in other	Long–term
	method	companies	companies	participations	securities
Acquisition cost carried forward
Balance as of January 1, 2006	299.7	256.1	83.1	424.4	6.7
Change in scope of consolidation	—	(21.1)	(10.1)	—	(0.2)
Additions	405.5	144.4	12.3	6.8	36.3
Disposals	—	15.6	21.5	0.9	—
Transfers/Changes in market value	3.1	0.1	(0.5)	133.6	(0.2)
Exchange differences	(2.4)	(2.7)	(1.1)	(0.9)	(0.1)
Balance as of December 31, 2006	705.9	361.2	62.2	563.0	42.5
Accumulated valuation adjustments
Balance as of January 1, 2006	55.4	103.9	24.3	28.6	1.1
Change in scope of consolidation	—	(11.0)	—	—	—
Additions	—	6.3	3.6	3.1	0.1
Disposals	—	5.4	18.2	0.2	—
Transfers	—	(4.3)	—	(0.4)	—
Exchange differences	—	(0.4)	—	—	—
Balance as of December 31, 2006	55.4	89.1	9.7	31.1	1.2
Net book value as of December 31, 2006	650.5	272.1	52.5	531.9	41.3

Developments 2006
Million €

		Loans to			Investments
		associated			accounted for
	Loans to	companies and	Other		using the equity
	affiliated	participating	loans and	Other financial	method and other
	companies	interests	investments	assets	financial assets
Acquisition cost carried forward
Balance as of January 1, 2006	139.6	140.1	55.8	1,105.8	1,405.5
Changes in scope of consolidation	42.1	29.0	0.8	40.5	40.5
Additions	13.4	50.7	30.2	294.1	699.6
Disposals	63.8	6.9	19.2	127.9	127.9
Transfers/Changes in market value	0.3	0.6	(7.5)	126.4	129.5
Exchange differences	(0.1)	(11.5)	(1.3)	(17.7)	(20.1)
Balance as of December 31, 2006	131.5	202.0	58.8	1,421.2	2,127.1
Accumulated valuation adjustments
Balance as of January 1, 2006	127.5	2.1	5.3	292.8	348.2
Changes in scope of consolidation	19.6	—	—	8.6	8.6
Additions	5.4	1.2	0.3	20.0	20.0
Disposals	60.7	—	0.5	85.0	85.0
Transfers	—	0.9	(1.7)	(5.5)	(5.5)
Exchange differences	0.4	—	—	—	—
Balance as of December 31, 2006	92.2	4.2	3.4	230.9	286.3
Net book value as of December 31, 2006	39.3	197.8	55.4	1,190.3	1,840.8

Developments 2005
Million €

	Investments
	accounted for	Investments	Investments	Shares
	using the equity	in affiliated	in associated	in other	Long–term
	method	companies	companies	participations	securities
Acquisition cost carried forward
Balance as of January 1, 2005	1,654.5	272.0	86.5	425.7	12.1
Change in scope of consolidation	(9.3)	(11.8)	(7.0)	—	—
Additions	16.4	24.5	12.8	3.7	0.1
Disposals	1,352.1	39.3	0.4	58.8	6.0
Transfers/Changes in market value	(9.8)	9.7	(10.6)	52.7	0.5
Exchange differences	—	1.0	1.8	1.1	—
Balance as of December 31, 2005	299.7	256.1	83.1	424.4	6.7
Accumulated valuation adjustments
Balance as of January 1, 2005	554.0	100.0	30.8	20.3	1.4
Change in scope of consolidation	—	0.4	—	—	—
Additions	—	3.4	4.1	8.3	—
Disposals	498.6	10.5	—	—	—
Transfers	—	10.2	(10.6)	—	(0.3)
Exchange differences	—	0.4	—	—	—
Balance as of December 31, 2005	55.4	103.9	24.3	28.6	1.1
Net book value as of December 31, 2005	244.3	152.2	58.8	395.8	5.6

Developments 2005
Million €

		Loans to			Investments
		associated			accounted for
	Loans to	companies and	Other		using the equity
	affiliated	participating	loans and	Other financial	method and other
	companies	interests	investments	assets	financial assets
Acquisition cost carried forward
Balance as of January 1, 2005	196.3	102.1	65.6	1,160.3	2,814.8
Changes in scope of consolidation	—	—	—	(18.8)	(28.1)
Additions	5.3	51.6	11.3	109.3	125.7
Disposals	6.9	21.1	5.5	138.0	1,490.1
Transfers/Changes in market value	(55.8)	(7.2)	(20.0)	(30.7)	(40.5)
Exchange differences	0.7	14.7	4.4	23.7	23.7
Balance as of December 31, 2005	139.6	140.1	55.8	1,105.8	1,405.5
Accumulated valuation adjustments
Balance as of January 1, 2005	65.5	—	4.2	222.2	776.2
Changes in scope of consolidation	—	—	—	0.4	0.4
Additions	4.8	2.1	0.7	23.4	23.4
Disposals	(60.9)	—	0.2	(50.2)	448.4
Transfers	(3.7)	—	0.6	(3.8)	(3.8)
Exchange differences	—	—	—	0.4	0.4
Balance as of December 31, 2005	127.5	2.1	5.3	292.8	348.2
Net book value as of December 31, 2005	12.1	138.0	50.5	813.0	1,057.3

Additions to investments accounted for using the equity method in 2006 were primarily due to investments in N.E. Chemcat Corporation, Heesung-Engelhard Corporation and Prodrive Engelhard LLC acquired in connection with the Engelhard acquisition. The disposals in 2005 related almost entirely to the sale of our 50% stake in Basell.

Additions to investments in affiliated companies in 2005 concerned, in particular, BASF Polyurethane Specialties (China) Company Ltd. in the amount of €10.7 million, held by BASF Beteiligungsgesellschaft mbH and BASF Aktiengesellschaft.

The shares in other participations and long-term securities were recognized at fair value.

In 2006, there were no long-term securities sold; in 2005, the disposal of available-for-sale securities generated sales proceeds of €6.4 million and a gain of €0.5 million.

The sale of other participations generated a loss of €0.4 million in 2006. The sale of other participations generated proceeds of €65.2 million and a gain of €7.4 millionin 2005. The disposal of available-for-sale securities generated income of less than €0.1 million in 2004. Due to impairments of other participations and long-term securities, write-downs of €3.2 million in 2006, €8.3 million in 2005 and €20.2 million in 2004 were charged to income.

The market values of available-for-sale long-term securities and shares in other participations are summarized below. This includes fixed-term, interest-bearing securities with a book value of €0.5 million that are due within one to five years.

Million €

	2006			2005
			Recognized			Recognized
	Original	Book /	in other	Original	Book /	in other
	acquisition	market	comprehensive	acquisition	market	comprehensive
	cost	values	income	cost	values	income
Shares in funds	39.7	39.2	—	4.0	4.0	—
Shares in other participations and securities	208.1	534.2	335.4	221.2	397.4	202.8
Total	247.8	573.4	335.4	225.2	401.4	202.8

14. Inventories
Million €

	2006	2005
Raw materials and factory supplies	1,656.0	1,213.8
Work-in-process, finished goods and merchandise	4,962.0	4,148.5
Advance payments and services-in-process	54.4	67.9
Total	6,672.4	5,430.2

Work-in-process and finished goods and merchandise are combined into one item due to the production conditions in the chemical industry. Services-in-process relates mainly to inventory not invoiced at balance sheet date.

Impairment losses on inventory amounted to €2.7 million in 2006 and €3.6 million in 2005. Of the total inventory, €1,528.7 million in 2006 and €1,074.3 million in 2005 was valued at net realizable value. Reversals of impairment losses are made if the reasons for the impairment no longer apply. Reversals amounted to €8.2 million in 2006 and 35.4 million in 2005. Inventories were valued using the weighted-average cost method.

15. Other receivables and miscellaneous assets
Million €

	2006		2005
		Thereof short-term		Thereof short-term
Receivables from affiliated companies	309.2	308.9	383.8	383.8
Prepaid expenses	189.3	150.5	136.1	123.0
Prepaid pension costs	366.9	—	288.3	—
Miscellaneous receivables and other assets	2,354.1	2,147.9	1,302.2	1,079.6
Thereof receivables from associated companies and other participating interests	61.6	56.2	55.7	52.1
Thereof other assets	2,292.5	2,091.7	1,246.5	1,027.5
Total	3,219.5	2,607.3	2,110.4	1,586.4

Prepaid expenses included prepayments for operating expenses of €30.4 million in 2006 and €32.9 million in 2005 as well as prepayments for insurance premiums of €35.0 million in 2006 and €28.0 million in 2005.

Composition of other assets
Million €

	2006	2005
Tax refund claims	406.5	276.7
Loans and interest receivables	28.5	134.0
Derivative instruments	294.3	296.6
Employee receivables	33.3	31.7
Rents and deposits	58.9	55.7
Insurance claims	36.1	12.4
Receivables from joint venture partners	46.0	129.8
Precious metal trading positions	1,006.8	—
Other	382.1	309.6
Total	2,292.5	1,246.5

Precious metal trading positions comprised above all long positions in precious metals, which are largely hedged through sales and derivatives, predominately forward contracts. The derivatives had a positive market value in the amount of €1.8 million. Unhedged precious metal positions were included in this amount.

The prepaid expenses amounted to €5.1 million in 2006 and €3.9 million in 2005.

Valuation allowances for doubtful receivables
Million €

	As of	Additions	Releases	Additions	Reversals	Balance as of
	January 1,	affecting	affecting	not affecting	not affecting	December 31,
	2006	income	income	income	income	2006
Accounts receivable, trade	355.8	85.6	83.6	26.2	30.7	353.3
Miscellaneous receivables	46.5	4.8	5.4	0.4	3.9	42.4
Total	402.3	90.4	89.0	26.6	34.6	395.7

Valuation allowances for doubtful receivables
Million €

	As of	Additions	Releases	Additions	Reversals	Balance as of
	January 1,	affecting	affecting	not affecting	not affecting	December 31,
	2005	income	income	income	income	2005
Accounts receivable, trade	336.3	86.2	87.5	38.4	17.6	355.8
Miscellaneous receivables	33.0	16.7	4.6	8.0	6.6	46.5
Total	369.3	102.9	92.1	46.4	24.2	402.3

The reversals affecting income resulted mainly from the improved assessment of the creditworthiness of our customers.

The reversals not affecting income related primarily to changes in the scope of consolidation, translation adjustments and write-offs of uncollectible receivables.

Contingent assets were immaterial in 2006 and 2005.

16. Marketable securities, cash and cash equivalents

Cash and cash equivalents of €834.2 million in 2006 and €907.8 million in 2005 were made up primarily of cash on hand and bank balances. Additionally, short-term securities in the amount of €55.8 million existed as of December 31, 2006.

Short-term securities
Million €

	2006			2005
	Original acquisition cost	Book/ market value	Recognized in other comprehensive income	Original acquisition cost	Book/ market value	Recognized in other comprehensive income
Fixed-term, interest-bearing certificates	15.8	15.7	(0.1)	13.5	13.7	0.2
Shares	36.0	39.8	7.7	122.0	169.3	54.6
Other securities	0.3	0.3	—	—	—	—
Total	52.1	55.8	7.6	135.5	183.0	54.8

The sale of marketable securities resulted in proceeds of €166.4 million and income of €84.1 million in 2006 and in proceeds of €65.5 million and income of €32.3 million in 2005. In 2004 the sale of marketable securities resulted in proceeds of €20.0 million and income of €9.2 million.

Maturities of debt securities
Million €

	2006		2005
	Original	Book / market	Original	Book / market
	acquisition cost	value	acquisition cost	value
Less than 1 year	6.0	5.9	—	—
Between 1 and 5 years	7.2	7.2	13.5	13.7
More than 5 years	2.6	2.6	—	—
Total	15.8	15.7	13.5	13.7

17. Capital and reserves
Million €

	Conditional capital		Authorized capital
	2006	2005	2006	2005
January 1	411.7	424.0	500.0	500.0
Conditional capital for the stock option program BOP 1999/2000 and the BOP 2001/2005, decrease due to expiration of option rights	(5.3)	(12.3)	—	—
Conditional capital to ensure the exercise of options on BASF shares in the event of the issuance of stock warrants, retirement due to expiry (April 1, 2006)	(384.0)	—	—	—
December 31	22.4	411.7	500.0	500.0

		Subscribed	Capital
	Outstanding	capital	reserves
Subscribed capital	shares	Million €	Million €
Outstanding shares as of December 31, 2006	501,090,000	1,282.8	3,141.0
Repurchased shares intended to be cancelled	(1,410,000)	(3.6)	—
Outstanding shares as disclosed in the financial statements	499,680,000	1,279.2	3,141.0

Share buy back/own shares

The Board of Executive Directors received approval at the Annual Meeting on May 4, 2006, to buy back BASF’s shares to a maximum amount of 10% of subscribed capital by November 3, 2007. The shares shall be purchased on the stock exchange or through a public purchase offer addressed to all shareholders. If BASF shares are purchased on a stock exchange, the price paid for the shares may not be higher than the highest market price on the buying day and may not be lower than 25% of that market price. In the case of a public purchase offer, the price offered by BASF may be a maximum of 10% higher than the highest market price on the third trading day prior to the publishing of the public purchase offer. This authorization supersedes the prior authorization to repurchase BASF shares granted by the Annual Meeting on April 28, 2005.

In addition, the Board of Executive Directors was authorized at the Annual Meeting on May 4, 2006 to purchase shares through the use of put and call options. The price paid for options purchased may not exceed the fair value of such options calculated with recognized financial models using the same assumptions, such as strike price, while the price received for written options may be less than such value.

The Board of Executive Directors is authorized to cancel the repurchased shares without the approval of a further resolution at the Annual Meeting. A sale of treasury shares is only authorized after a corresponding resolution at the Annual Meeting, except when, with the approval of the Supervisory Board, the shares are used to acquire companies, parts of companies or participations in companies in return for shares.

In 2006, a total of 14,699,000 shares, or 2.86% of the issued shares, were acquired under the respective approvals. The average purchase price was €63.84 per share. A total of 13,969,000 shares were cancelled by December 31, 2006. Thereof were included 680,000 shares that were acquired in 2005. As of the balance sheet date, 1,410,000 shares of BASF stock were held by BASF. These were acquired for the purpose of cancellation. Therefore, these shares reduce the subscribed capital as of December 31, 2006. BASF spent of total of €938.4 million on the share buy-back program in 2006.

26,062,229 shares, or 4.8% of the issued shares, were acquired in 2005. The average purchase price was €55.05 per share.

Conditional capital

Of the conditional capital, €22.4 million is reserved for the exercise of options from the option program for Board members and senior executives (BOP 2001/2005). In general the intrinsic value of exercised options is paid out in cash and no shares are issued from conditional capital.

Authorized capital

At the Annual Meeting of April 29, 2004, shareholders authorized the Board of Executive Directors, with the approval of the Supervisory Board, to increase subscribed capital by issuing new shares in an amount of up to €500.0 million against cash or contribution in kind through May 1, 2009. The Board of Executive Directors is empowered to decide on the exclusion of shareholders’ subscription rights for these new shares.

Capital surplus

Capital surplus includes share premiums from the issuance of shares, the fair value of options and negative goodwill from the capital consolidation resulting from acquisitions of subsidiaries in exchange for issue of BASF shares at par value.

18. Retained earnings and other comprehensive income
Million €

	2006	2005	2004
Legal reserves	311.0	291.7	258.6
Other retained earnings	12,990.9	11,636.3	11,664.5
Total	13,301.9	11,928.0	11,923.1

Changes in the scope of consolidation led to a reduction in the legal reserves of €0.4 million in 2006. In 2005, there were no changes. Transfers from other retained earnings and profit retained increased legal reserves by €19.7 million in 2006 and €33.1 million in 2005. The offsetting of actuarial gains and losses resulted in an increase in retained earnings of €112.0 in 2006 and a reduction in retained earnings of €659.9 million in 2005.

Other comprehensive income

Certain expenses and income have been recorded according to IFRS outside of the income statement. Included among these items are translation adjustments, valuation of securities at fair value and changes in the fair value of derivatives held to hedge future cash flows.

Translation adjustments

The difference between the net equity of a company calculated at the spot exchange rate at the date of the transaction and at the closing rate is recognized as a translation adjustment in equity and is recorded in income only upon disposal.

Cash flow hedges

In 2006, the acquisition costs of the hedged inventories and related cost of sales were increased by €20.4 million due to basis differences of cashflow hedges. In 2005, there was a reduction of €17.4 million through cash flow hedges.

The total ineffective portion of all fair value changes of derivatives affecting the income statement amounted to €14.5 million in 2006 and €3.9 million in 2005.

Valuation of securities at fair value

Changes in value of available-for-sale securities are accounted for in other comprehensive income, without impacting the income statement, until the securities are disposed of. Upon disposal, the changes accumulated in equity are recognized in income.

19. Minority interests
Million €

Group company	Partner	2006		2005
		Equity stake	Million €	Equity stake	Million €
		(%)		(%)
WINGAS GmbH, Kassel, Germany	Gazprom-Group, Moscow, Russia	35.0	75.1	35.0	81.4
Yangzi-BASF Styrenics Co. Ltd., Nanjing, China	Yangzi Petrochemical Corp. Ltd., Nanjing, China	40.0	44.3	40.0	45.3
BASF India Ltd., Mumbai, India	Shares are publicly traded	47.3	29.3	47.3	28.4
BASF PETRONAS Chemicals Sdn. Bhd. Petaling Jaya, Malaysia	PETRONAS (Petroliam Nasional Bhd.), Kuala Lumpur, Malaysia	40.0	127.9	40.0	117.2
BASF SONATRACH PropanChem S.A., Tarragona, Spain	SONATRACH, Algiers, Algeria	49.0	50.0	49.0	36.9
BASF FINA Petrochemicals Ltd., Port Arthur, Texas	Total Petrochemicals Inc., Houston, Texas	40.0	114.3	40.0	124.4
Shanghai BASF Polyurethane Company Shanghai, China	Shanghai Hua Yi (Group) Company, Shanghai, China and SINOPEC Shanghai Gao QIAO Petrochemical Corporation, Shanghai, China	30.0	43.1	30.0	29.8
Other			46.5		18.4
Total			530.5		481.8

20. Provisions for pensions and similar obligations

In addition to state pension plans, most employees are entitled to Company pension benefits from either defined contribution or defined benefit plans. Benefits generally depend on years of service, contributions or compensation, and take into consideration the legal framework of labor and social security laws of the countries where companies are located. To control the risks of changing market conditions, as well as increasing life-expectancies, since 2004 new employees have been increasingly offered defined contribution plans.

For BASF Aktiengesellschaft and other German subsidiaries, a basic level of benefits is provided by the legally independent funded plan, BASF Pensionskasse VVaG, which is financed by contributions of employees and the Company and the returns on its assets. In mid-2004, the defined benefit plan of BASF Pensionskasse VVaG was closed and a new defined contribution plan was introduced. To fulfill legal liquidity obligations (Section 53c VAG), a contribution of €34.7 million in 2006 and €135.5 million in 2005 was made to the equity of the BASF Pensionskasse, which did not have an impact on the income statement. Additional employee pension commitments at German Group companies are financed almost exclusively via pension provisions.

In December 2005, BASF established a Contractual Trust Arrangement (CTA), “BASF Pensionstreuhand e.V.,” and contributed funds of €3,660 million to finance employee pension commitments of BASF Aktiengesellschaft. The funds are administered by this trustee and serve exclusively to finance the pension obligations of BASF Aktiengesellschaft. Since the contributed funds are classified as plan assets according to IAS 19, they are netted against existing pension obligations.

In the case of non-German subsidiaries, pension benefits are covered in some cases by pension provisions, but mainly by external insurance companies or pension funds.

The measurement date for most of the pension plans is December 31. The most recent actuarial mortality tables are used.

The valuations using the projected unit credit method per IAS 19 were carried out under the following assumptions:

Assumptions used to determine the defined benefit obligation as of December 31

	Germany		Foreign
	in %		in %
(weighted average)	2006	2005	2006	2005
Discount rate	4.50	4.25	5.31	5.18
Projected increase of wages and salaries	2.50	2.50	4.46	4.55
Projected pension increase	1.75	1.50	0.56	0.51

Assumptions used to determine expenses for pension benefits

	Germany			Foreign
	in %			in %
(weighted average)	2006	2005	2004	2006	2005	2004
Interest rate	4.25	5.25	5.75	5.42	5.58	5.93
Projected increase of wages and salaries	2.50	2.50	2.50	4.48	3.80	3.88
Projected pension increase	1.50	1.50	1.50	0.49	0.51	0.60
Expected return on plan assets	4.92	5.16	6.25	7.71	8.21	8.39

Similar obligations refer to commitments by BASF’s North American Group companies to provide for the costs of medical and life insurance benefits for employees and eligible dependents after retirement. They are based upon an actuarial valuation, considering the future cost trend and a discount rate of 5.75%.

The assumptions regarding the overall expected long-term rate of return are based on forecasts of expected individual asset class returns and the desired portfolio structure. The forecasts are based on long-term historical average returns and take into consideration the current yield level and the inflation trend. In 2006, the interest rate was adjusted to developments in the capital markets.

	Target	Plan assets
	allocation (in %)	(in %)
Plan asset portfolio structure	2007	2006	2005
Equities	35	39	31
Debt securities	53	51	30
Real estate	5	3	3
Other	7	7	36
Total	100	100	100

The high percentage of assets under other in 2005 was due to the inclusion of BASF Pensionstreuhand e.V. for the first time. Funds contributed in December 2005 were first placed on deposit, and were invested according to the target asset allocation in 2006.

The target asset allocation has been defined using asset liability studies and is reviewed regularly. Accordingly, plan assets are aligned with long-term pension liabilities, taking into consideration investment risks and adherence to government regulations. The existing portfolio structure is oriented towards the target asset allocation. In addition, current market views are taken into consideration. In order to mitigate risk and maximize return, a widely spread global portfolio of individual asset classes is held.

Development of the defined benefit obligation
Million €

	2006	2005
Defined benefit obligation as of January 1	11,907.5	9,814.1
Service cost	262.7	192.7
Interest cost	541.9	527.4
Benefits paid	(631.8)	(566.0)
Participants’ contributions	40.0	39.3
Change in actuarial assumptions	(57.0)	1,530.4
Acquisition related effects	938.9	71.7
Settlements and other plan changes	(61.9)	5.5
Exchange rate changes	(246.9)	292.4
Defined benefit obligation as of December 31	12,693.4	11,907.5

Development of plan assets
Million €

	2006	2005
Plan assets as of January 1	11,015.2	6,204.3
Expected return on plan assets	619.4	421.7
Difference between expected and actual returns	158.9	438.4
Employer contributions	187.7	244.5
One-time contribution to fund the CTA by BASF Aktiengesellschaft	—	3,660.0
Participants’ contributions	40.0	39.3
Benefits paid	(404.6)	(336.2)
Acquisition related effects	697.1	62.6
Other changes	(19.8)	26.4
Exchange rate changes	(215.4)	254.2
Plan assets as of December 31	12,078.5	11,015.2

The pension funds held securities issued by BASF Group companies, whose total market value amounted to €11.9 million on December 31, 2006 and €13.4 million on December 31, 2005. The market value of real estate held by BASF pension funds and rented to BASF Group companies amounted to €47.3 million as of December 31, 2006 and €43.8 million as of December 31, 2005. No material transactions took place between the pension funds and BASF Group companies in 2006, 2005 and 2004.

The carrying amounts in the balance sheet are as follows:

Reconciliation of the defined benefit obligation to the provisions for pensions and similar obligations
Million €

	2006	2005
Defined benefit obligation as of December 31	12,693.4	11,907.5
less plan assets as of December 31	12,078.5	11,015.2
Funded status	614.9	892.3
Unrecognized past service cost	0.1	(2.7)
Asset ceiling in accordance with IAS 19.58	10.0	1.9
Capitalized defined benefit asset	366.9	288.3
Provisions for pensions	991.9	1,179.8
Provisions for similar obligations	460.1	366.8
Provisions for pensions and similar obligations	1,452.0	1,546.6

Actuarial gains and losses are recognized directly in retained earnings in the reporting period in which they occur. Past service costs are amortized over the average service period of the entitled employees until the benefits become vested.

€159.6 million in actuarial gains were charged to retained earnings in 2006 and €1,075.9 million in actuarial losses in 2005. Since the introduction of this accounting policy, a total actuarial loss of €1,280.8 million has been charged against retained earnings, not taking deferred taxes into account.

Current funding situation of the plans
Million €

	2006		2005
	Defined		Defined
	benefit		benefit
	obligation	Plan assets	obligation	Plan assets
Unfunded pension plans	676.0	—	606.3	—
Partially funded pension plans	2,872.3	2,586.4	7,299.2	6,758.5
Total of pension plans that are not fully funded	3,548.3	2,586.4	7,905.5	6,758.5
Fully funded pension plans	9,145.1	9,492.1	4,002.0	4,256.7
Total	12,693.4	12,078.5	11,907.5	11,015.2

The transfer between plans that are partially funded and plans that are fully funded was mainly due to changes in the BASF Pensionskasse VVaG.

Differences between actuarial assumptions and the actual development
Million €

	2006	2005	2004
Defined benefit obligation	12,693.4	11,907.5	9,814.1
Thereof impact of experience adjustments	(59.2)	19.5	22.6
Plan assets	12,078.5	11,015.2	6,204.3
Thereof impact of experience adjustments	158.9	438.4	192.8
Funded status	614.9	892.3	3,609.8

Expected payments resulting from pension obligations existing as of December 31, 2006
Million €

2007	652.5
2008	642.7
2009	654.6
2010	685.9
2011	696.8
2012 through 2016	3,721.7

Composition of expenses for pension benefits
Million €

	2006	2005	2004
Service cost	262.7	192.7	185.9
Amortization of past service cost	2.4	1.9	6.0
Settlement gains/losses	(40.4)	(3.6)	(10.2)
Expenses for similar obligations	2.4	0.1	.
Expenses for defined benefit plans charged to income from operations	227.1	191.1	181.7
Interest cost	541.9	527.4	528.6
Expected return on plan assets	(619.4)	(421.7)	(409.6)
Expenses for similar obligations	21.4	15.1	15.8
Expenses(+)/Income(–) from defined benefit plans in the financial result	(56.1)	120.8	134.8
Expenses for defined contribution plans	59.6	51.7	45.7
Expenses for pension benefits	230.6	363.6	362.2

The estimated contribution payments for defined benefit plans for 2007 are €128.3 million. In addition, contributions to public pension plans amounted to €354.1 million in 2006, €317.7 million in 2005 and €307.6 million in 2004.

21. Other provisions
Million €

	2006		2005
		Thereof		Thereof
	Total	short-term	Total	short-term
Recultivation obligations	649.4	16.7	589.4	0.2
Environmental protection and remediation costs	271.5	67.4	252.9	63.8
Personnel costs	1,749.9	1,037.3	1,599.2	929.0
Sales and purchase risks	1,064.5	996.0	919.0	917.0
Restructuring costs	154.8	140.0	266.3	241.8
Legal, damage claims, guarantees and related commitments	200.0	119.2	446.9	238.3
Other	1,838.0	471.7	1,480.0	372.4
Total	5,928.1	2,848.3	5,553.7	2,762.5

Recultivation obligations concern estimated costs for the filling of wells and the removal of production equipment after the end of production.

Environmental protection and remediation costs concern expected costs for rehabilitating contaminated sites, recultivating landfills, removal of environmental contamination at existing production or storage sites and other measures.

The personnel cost provisions include obligations to grant long-service bonuses and anniversary payments, variable compensation including related social security contributions and other accruals as well as provisions for early retirement programs for employees nearing retirement. BASF’s German group companies have various programs that entitle employees who are at least 55 years old to reduce their working hours to 50% for up to six years. Under such arrangements, employees generally work full time during the first half of the transition period and leave the Company at the start of the second half. Employees receive a minimum 85% of their net salary throughout the transition period.

The sales and purchase risks provisions include warranties, product liability, customer rebates, payment discounts and other price reductions, sales commissions and provisions for expected losses on committed purchases as well as provisions for onerous contracts.

Restructuring costs provisions include severance payments to employees as well as specific site shutdown or restructuring costs, including the costs for demolition and similar measures. Additions in 2006 consist primarily of restructuring measures in the Fine Chemicals division. Additions in 2005 comprised personnel measures at the Ludwigshafen site, restructuring measures in North America (NAFTA) and restructuring expenses within the Agricultural Products & Nutrition segment. Provisions were reduced in 2006 and 2005 due to restructuring measures initiated in the prior year and, in 2006, especially to severance payments.

Provisions for legal, damage claims, guarantees and related commitments include the expected cost of litigation, obligations under damage claims, other guarantees and for antitrust proceedings. The reversal carried out in 2006 was primarily due to the termination of the European Commission’s investigation against BASF and other producers of methacrylates and polymethacrylates (see Note 24) as well as the provision no longer required for guarantees and retained risks from the pharmaceuticals business sold.

Other also included long-term tax provisions. These relate to amounts accrued for expected tax payments as well as risks associated with tax audits.

Other changes in the amount of €142.3 million contained increases in provisions due to acquisitions and changes in the scope of consolidation. Provisions developed as follows:

Million €

	January 1,		Interest			Other	December
	2006	Additions	compounding	Utilization	Reversals	changes	31, 2006
Recultivation obligations	589.4	85.8	17.1	(17.6)	(30.3)	5.0	649.4
Environmental protection and remediation costs	252.9	85.1	2.7	(45.9)	(17.8)	(5.5)	271.5
Personnel costs	1,599.2	1,159.6	18.0	(878.0)	(92.3)	(56.6)	1,749.9
Sales and purchase risks	919.0	1,242.7	.	(1,007.7)	(74.6)	(14.9)	1,064.5
Restructuring costs	266.3	72.7	0.4	(163.8)	(25.3)	4.5	154.8
Legal, damage claims, guarantees and related commitments	446.9	39.3	8.9	(105.3)	(160.8)	(29.0)	200.0
Other	1,480.0	891.3	5.1	(513.7)	(126.3)	101.6	1,838.0
Total	5,553.7	3,576.5	52.2	(2,732.0)	(527.4)	5.1	5,928.1

Restructuring Charges

Fine Chemicals: Ongoing margin deterioration through increased standardization in the nutrition businesses, especially in Lysin and Vitamin C as well as the drop in 2006 in the market for Pseudoephedrin, a pharma active ingredient, resulted in unsatisfying earnings. As a consequence, a major restructuring package was decided for the Fine Chemicals division resulting in charges of €123 million in 2006 for restructuring of these businesses and facilities, including €68 million in provisions that are expected to be utilized during the implementation phase. The implementation of the measures was started in mid 2006 and we expect it to be completed by the end of 2007.

The total charge includes €65 million in revenues for reimbursement of the Vitamin C fine, €41 million in charges for headcount measures, €102 million in write-downs of intangible assets, property, plant and equipment, and €45 million in other expenses.

The largest portion of the charges (€114 million) was incurred at the production sites in Gunsan, Korea (Lysin/Vitamins) and Minden, Germany (Pharma Actives). Expenses and revenues are reported as other operating expenses and other operating income, respectively, and are charged to the Fine Chemicals division.

Intermediates: BASF has decided to mothball its tetrahydrofuran (THF) plant in Caojing, China. The plant has a capacity of 80,000 metric tons and supplies the raw material THF to the polytetrahydrofuran (PolyTHF®) manufacturing plant at the same site. The mothballing of the THF plant will start in the first quarter of 2007, and the PolyTHF plant will be supplied in the future from BASF’s global production network. The THF plant was shut down for technical reasons after a salt leakage in the first quarter of 2006 and has not been started up since then. The mothballing of the plant is part of the global restructuring of BASF’s butanediol value-adding chain in response to tough market conditions, in particular raw material price increases and developments in the competitive environment. The mothballing of the THF plant led to an impairment loss of €184 million in 2006. For additional costs expected in connection with the restructuring, a provision of €34 million was set up. There will be no layoffs. The employees will be deployed in ongoing and pipeline projects. The total amount of €218 million is reported in other operating expenses and charged to the Intermediates division.

Personnel measures at the Ludwigshafen site: In order to adjust the number of workforce without enforced redundancies, it was agreed with the employee representatives to offer voluntary termination benefits to employees whose workplace became redundant in the course of restructuring measures. A target headcount of 32,000 employees in BASF Aktiengesellschaft should be reached in 2008.The offers made in 2005 and 2004 were accepted by around 1,100 employees. Therefore, provisions of €35 million in 2005 and €102 million in 2004 were set up. These amounts were charged to other operating expenses and allocated to the business units concerned. €119 million were used to cover severance payments, thereof €75 million in 2006. The amounts paid depend on the actual salary level and the age of the employees affected. The remaining provisions are expected to be utilized during 2007.

22. Liabilities

Financial indebtedness
Million €

			Carrying amounts based on
	Nominal	Effective	effective interest method
	volume	interest rate	2006	2005
3.5% Euro Bond 2003/2010 of BASF Aktiengesellschaft	1,000	3.63%	995.7	994.8
3.375% Euro Bond 2005/2012 of BASF Aktiengesellschaft	1,400	3.42%	1,396.8	1,396.0
4% Euro Bond 2006/2011 of BASF Aktiengesellschaft	1,000	4.05%	998.2	—
4.5% Euro Bond 2006/2016 of BASF Aktiengesellschaft	500	4.62%	495.6	—
3 Month EURIBOR Bond 2006/2009 of BASF Aktiengesellschaft	500	variable	499.7	—
Other bonds			613.8	308.9
Commercial paper			3,219.3	—
Bonds and other liabilities to the capital markets			8,219.1	2,699.7
Liabilities to credit institutions			1,264.0	1,241.3
Total			9,483.1	3,941.0

Breakdown of financial liabilities by currency:
Million €

	2006	2005
U.S.dollar	4,250.1	718.9
Euro	4,545.1	2,631.9
Malaysian ringgit	18.3	16.3
Brazilian real	125.4	2.0
Chinese renminbi	504.3	529.1
Other	39.9	42.8
Total	9,483.1	3,941.0

Maturities of financial liabilities:
Million €

	2006	2005
Following year 1	3,694.9	259.3
Following year 2	43.7	12.3
Following year 3	694.4	97.8
Following year 4	1,062.1	45.7
Following year 5	1,058.0	1,041.3
Following year 6 and thereafter	2,930.0	2,484.6
Total	9,483.1	3,941.0

Bonds and other liabilities to the capital markets

Other bonds consisted primarily of industrial revenue and pollution control bonds that are used to finance investments in the United States. In addition, bonds with a value of €299.2 million were assumed in connection with the acquisition of Engelhard Corp. The weighted-average interest rate was 3.8% in 2006 and 2.7% in 2005. The weighted-average effective interest rate was 3.8% in 2006, and 2.7% in 2005. The average maturity amounted to 214 months as of December 31, 2006 and 317 months as of December 31, 2005.

Liabilities to credit institutions

Liabilities to credit institutions related to a large number of different credit institutions in various countries. Liabilities to credit institutions denominated in ringgit and renminbi resulted from the local financing of investments in Malaysia and China.

BASF Aktiengesellschaft had committed and unused credit lines with variable interest rates of €4,898.3 million as of December 31, 2006 and €2,119.2 million as of December 31, 2005. Additional uncommitted credit lines of BASF Aktiengesellschaft amounted to €227.0 million as of December 31, 2006 and €227.0 million as of December 31, 2005 – these are free of any commitment fees.

The weighted-average interest rate on borrowings was 6.1% on December 31, 2006 and 4.7% in 2005.

Liabilities to companies in which participations are held include the proportional amount of liabilities of joint venture companies accounted for using the proportional consolidation method of €110.5 million as of December 31, 2006 and €80.0 million as of December 31, 2005. Further liabilities relating to associated companies accounted for using the equity or cost method were €190.0 million as of December 31, 2006 and €253.1 million as of December 31, 2005.

Maturities of liabilities
Million €

	2006			2005
	Less than		More than	Less than		More than
	1 year	1-5 years	5 years	1 year	1-5 years	5 years
Accounts payable, trade	4,754.7	—	—	2,777.0	—	—
Bonds and other liabilities to the capital market	3,219.3	2,596.8	2,403.0	—	1,009.0	1,690.7
Liabilities to credit institutions	475.6	261.4	527.0	259.3	188.0	794.0
Financial indebtedness	3,694.9	2,858.2	2,930.0	259.3	1,197.0	2,484.7
Advances received on orders	108.6	—	—	121.3	—	—
Liabilities on bills	46.6	3.4	—	45.0	2.5	—
Liabilities relating to social security	136.4	18.3	—	174.0	0.1	—
Non-trade liabilities to joint venture partners	187.5	182.8	382.8	116.9	93.0	473.1
Derivative instruments	149.3	30.9	—	154.0	31.4	—
Liabilities arising from finance leases	15.3	55.5	34.1	15.9	50.0	51.6
Miscellaneous liabilities	1,052.9	66.0	1.3	985.2	75.1	87.4
Deferred income	127.1	196.5	—	86.7	178.6	—
Other liabilities	1,823.7	553.4	418.2	1,699.0	430.7	612.1
Total	10,273.3	3,411.6	3,348.2	4,735.3	1,627.7	3,096.8

Finance leasing liabilities are detailed in Note 27.

Secured liabilities and contingent liabilities
Million €

	2006	2005
Liabilities to credit institutions	6.6	4.2
Other liabilities	6.9	7.1
Total	13.5	11.3

Certain liabilities were secured with mortgages on land and €6.9 million of securities were pledged as collateral. In addition, BASF Aktiengesellschaft has given covenants in favor of BASF Pensionskasse VVaG with regard to adhering to certain balance sheet ratios.

23. Contingent liabilities and other financial obligations

The contingencies listed below are stated at nominal value.

Contingent liabilities
Million €

	2006	2005
Bills of exchange	10.7	8.9
Thereof to affiliated companies	—	0.3
Guarantees	330.4	330.8
Thereof to affiliated companies	70.0	50.6
Warranties	35.8	93.8
Granting collateral on behalf of third-party liabilities	16.3	12.7
Total	393.2	446.2

Other financial obligations
Million €

	2006	2005
Remaining cost of construction in progress	2,422.7	1,927.8
Thereof purchase commitment	687.2	692.2
Thereof for the purchase of intangible assets	18.8	2.2
Obligation arising from long-term leases (excluding financing leases)	1,281.0	827.4
Payment and loan commitments and other financial obligations	7.5	92.4
Total	3,711.2	2,847.6

Obligations from long-term rental and lease contracts (excluding financing leases)
Million €

2007	329.9
2008	182.2
2009	142.8
2010	107.2
2011	86.9
2012 and thereafter	432.0
Total	1,281.0

Property, plant and equipment used under long-term leases primarily concern buildings and IT infrastructure. Finance leasing obligations are explained in detail in Note 27.

Purchase commitments for raw materials and natural gas from long-term contracts

The Company has entered into long-term purchase contracts for natural gas, which are subject to continuous price adjustments. These obligations to purchase relate to long-term supply contracts with customers with terms between one and 13 years.

The Company purchases raw materials, both on the basis of long-term contracts and on spot markets. The fixed purchase obligations of long-term purchase contracts a remaining term of more than one year as of December 31, 2006, are as follows:

Purchase obligations from natural gas and raw material supply contracts
Million €

2007	11,055.4
2008	7,831.7
2009	6,849.7
2010	5,658.7
2011	5,062.4
2012 and thereafter	38,122.9
Total	74,580.8

24. Risks from litigation and claims

Administrative Proceedings and Litigation Relating to Vitamins

On November 21, 2001, the European Commission imposed a fine of €296.2 million against BASF Aktiengesellschaft in connection with certain violations of antitrust laws relating to the sale of vitamin products in the European Union between 1989 and early 1999. On appeal of BASF, the European Court of First Instance, in a decision dated March 15, 2006, reduced the fine to €236.8 million. On December 9, 2004, the European Commission imposed an additional fine of €35 million for violations of certain antitrust laws relating to the sale of vitamin B4 (choline chloride) in the mid-1990s. BASF has also appealed against this decision. Further proceedings are still pending in Brazil.

One State court lawsuit on behalf of indirect purchasers is still pending in the United States in connection with said antitrust law violations. Further claims for damages have been filed in the United Kingdom. For these proceedings, the company has established provisions that it anticipates to be sufficient based on our current state of knowledge.

BASF Aktiengesellschaft was named as a defendant in Empagran S. A. et al. vs. F. Hoffmann-LaRoche, Ltd, et al., a federal class action filed in the U.S. District Court for the District of Columbia purportedly on behalf of all persons who purchased vitamins from the defendants outside the United States between January 1, 1988 and February 1999. The Empagran complaint alleged that the plaintiffs were overcharged on their vitamins purchases as the result of a worldwide conspiracy among the defendants to fix vitamin prices. By decision dated June 7, 2001, the District Court for the District of Columbia dismissed the Empagran complaint for lack of subject matter jurisdiction. On January 17, 2003, a divided panel of the United States Court of Appeals for the District of Columbia Circuit reversed the District Court’s ruling. The Court of Appeals held that the United States antitrust laws permit the assertion of federal subject matter jurisdiction over claims by foreign purchasers based on purchases made and purported damages felt outside the United States. BASF Aktiengesellschaft and the other defendants petitioned for a Writ of Certiorari to the United States Supreme Court. The Supreme Court granted the petition, and on June 14, 2004, vacated the Court of Appeals’ ruling and remanded the case to the Court of Appeals by an 8-0 decision. On June 28, 2005, the Court of Appeals, on remand, ruled that plaintiffs’ alleged link between foreign injury and domestic effects was legally insufficient to trigger jurisdiction under the Sherman Act and therefore affirmed the district court’s dismissal of the action. On October 26, 2005, plaintiffs filed a new petition for a writ of certiorari to the U.S. Supreme Court. The Supreme Court denied the plaintiffs’ petition January 6, 2006. An attempt by the plaintiffs to once again bring the case before the district court was denied. The proceedings are, therefore, terminated and the case is finally dismissed.

Other Proceedings

In 2005, several class action lawsuits against BASF Aktiengesellschaft and BASF Corporation were filed at U.S. courts. It was alleged that sales of TDI, MDI and polyether polyols had violated antitrust laws. BASF is defending itself against these lawsuits.

In February 2006, the U.S. Department of Justice served a Grand Jury subpoena upon BASF Corporation requesting the presentation of documents relating to the sale of TDI, MDI, polyether polyols and related systems during the period of 1999 through the present. BASF Corporation is cooperating with the U.S. Department of Justice in this regard.

In August 2005, the European Commission issued Statements of Objections against several European producers of methacrylates and polymethacrylates for alleged anticompetitive behavior between 1995 and 2000, inter alia against BASF Aktiengesellschaft. In May 2006, the European Commission terminated the investigation against BASF Aktiengesellschaft without imposing any fine.

BASF Corporation, Bayer Corporation and Bayer CropScience Corporation have been sued by a number of plaintiffs for damages because of alleged price fixing in the distribution of the termiticides Premise® (Bayer) and Termidor® (BASF) in the United States. The plaintiffs contend that BASF and Bayer have each engaged in unlawful resale price maintenance resulting in overcharges to plaintiffs purchasers who are professionals in termite control. The plaintiffs are suing for trebled damages of $600 million. BASF maintains that its pricing was lawful because its sales were through agency agreements rather than through distributors and therefore the claims are without merits.

In July 2006, the US-company Moncrief Oil International has filed a declaratory action against BASF Aktiengesellschaft and its subsidiary Wintershall AG at the District Court of Frankenthal. Moncrief seeks to have declared null and void agreements concluded or to be concluded between BASF/Wintershall and Gazprom in connection with the proposed joint exploitation of the Russian gas field Yuzhno Russkoye. Subject matter of the action is Moncrief’s allegation that BASF/Wintershall had unlawfully induced Gazprom to violate alleged contracts between subsidiaries of Gazprom and Moncrief. Moncrief is alleging to incur damages in the amount of several billion U.S. dollars, if it should be excluded from the exploitation of the gas field. BASF/Wintershall are of the opinion that all claims are without any merit. The negotiations of BASF/Wintershall with Gazprom were at no time directed against Moncrief Oil International. On December 14, 2006 first oral arguments were held in front of the district court. The district court set the next hearing for oral arguments for May 31, 2007.

25. BASF Stock Option Program (BOP) - and BASF Incentive Share Program “Plus”

Stock-based compensation

In 2006, BASF continued the BASF stock option program (BOP) for senior executives of the BASF Group. This program has existed since 1999. Approximately 1,000 senior executives, including the Board of Executive Directors, are currently entitled to participate in this program.

To participate in the stock option program, each participant must hold as a personal investment BASF shares in the amount of 10% to 30% of his or her individual variable compensation. The number of shares to be held is determined by the amount of variable compensation designated by the participant and the weighted-average market price for BASF shares on the first business day after the annual meeting, which was €68.19 on May 5, 2006 (basic price).

For each BASF share held as an individual investment, a participant receives four options. Each option consists of two parts, right A and right B, which may be exercised if defined thresholds have been met: The threshold of right A is met if the price of the BASF share has increased by more than 30% in comparison to the base price (absolute threshold). The value of right A will be the difference between the market price of BASF shares at the exercise date and the basic price; it is limited to 100% of the basic price. Right B may be exercised if the cumulative percentage performance of BASF shares exceeds (relative threshold) the percentage performance of the MSCI World Chemicals IndexSM (MSCI Chemicals). The value of right B will be the basic price of the option multiplied by twice the percentage outperformance of BASF shares compared to the MSCI Chemicals Index on the exercise date. It is limited to the closing price on the date of exercise minus computed nominal value of BASF shares. Shares of the individual investment must be held for at least two years following the granting of the options.

The options were granted on July 1, 2006 and may be exercised following a two-year vesting period, between July 1, 2008 and June 30, 2014. During the exercise period, it is not possible to exercise options during certain periods (closed periods). Each option right may only be exercised if the performance targets are achieved and may only be exercised once, meaning that if only one performance target is met and that option is exercised, the other option right lapses. The maximum gain for a participant from the BOP program is limited to 10 times the original individual investment and will generally be settled in cash.

The stock option programs BOP 2000–2005 were structured in a similar way to BOP 2006. To participate in the BOP program, each participant must hold BASF shares in the amount of 10% to 30% of his or her individual variable compensation (BOP 2001–2005) or must make an individual investment in BASF shares in the amount of 10% to 30% of his or her individual variable compensation that is used to purchase BASF shares at the market price on the first business day after the Annual Meeting (BOP 2000). The options may be exercised following a vesting period of two years (BOP 2001–2005) or three years (BOP 2000).

The benchmark index used to determine the value of right B for BOP 2000 is the Dow Jones EURO STOXXSM Total Return Index (EURO STOXXSM). This was replaced by the Dow Jones Chemicals Total Return Index (DJ Chemicals) between 2001 and 2004, and starting in 2005 by the MSCI Chemicals. The MSCI Chemicals is a global industry index for the chemical industry that measures the performance of the companies contained within it in their respective local currencies, which significantly reduces currency effects.

The model used in the valuation of the share option plans is based on the arbitrage-free valuation model according to Black-Scholes. Due to the complexity of the option programs a numerical solution method was used (Monte Carlo simulation). Details on the fair value and the number of options issued are described below.

Fair value and assumptions used as of December 31, 2006(1)

	BASF stock option program
	2006	2005
Fair value	€26.27	€34.65
Dividend yield	2.71%	2.71%
Risk free interest rate	3.95%	3.94%
Volatility of BASF shares	23.35%	22.68%
Volatility MSCI Chemicals	16.19%	16.19%
Correlation BASF share price: MSCI Chemicals	84.46%	84.46%

(1)             It is assumed that the options will be exercised based upon the potential gains.

Volatility was determined on the basis of the monthly closing prices over a historical period corresponding to the remaining term of the options.

Options outstanding

	2006		2005
	Weighted-		Weighted-
	average base	Options	average	Options
	price (€)	(Number)	base price (€)	(Number)
Options outstanding as of January 1	45.83	5,400,609	43.64	4,643,465
Options granted	68.19	1,701,884	50.03	1,807,800
Options expired and forfeited(1)	50.96	44,144	43.79	66,950
Options exercised	44.26	985,306	43.36	983,706
Options outstanding as of December 31	52.31	6,073,043	45.83	5,400,609
Thereof exercisable options	43.50	2,589,231	44.16	2,493,669

(1)          Option rights are forfeited if the option holders no longer work for BASF or have sold part of their individual investment before the two-year holding period.They remain valid in the case of retirement.

The weighted-average maturity of the outstanding options was 5.77 years on December 31, 2006 and 5.86 years on December 31, 2005. The basic prices were within a range of €38.94 to €68.19 in 2006, and €38.94 to €50.03 in 2005. Because of a resolution by the Board of Executive Directors in 2002, to generally settle stock options in cash, options outstanding as of December 31, 2006 are valued with the fair value as of the balance sheet date. This amount is accrued as a provision over the respective vesting period. Because of this, an amount of €67.3 million was charged to income as a personnel expense in 2006, and €56.2 million was charged in 2005. Provisions were increased from €108.8 million on December 31, 2005 to €147.2 million on December 31, 2006.

The total intrinsic value of exercisable options amounted to €88.9 million on December 31, 2006 and €55.0 million on December 31, 2005.

The cash outflow for the settlement of stock options amounted to €28.9 million in 2006, €29.3 million in 2005 and €9.4 million in 2004.

BASF “plus” incentive share program

In 1999, BASF started an incentive share program called “plus” for all eligible employees except the senior executives entitled to participate in the BOP. Currently, employees of German and of various European and Mexican subsidiaries are entitled to participate in the program. Each participant must make an individual investment in BASF shares from his or her variable compensation. For every 10 BASF shares purchased in the program, a participant receives one BASF share at no cost after one, three, five, seven and 10 years of holding the BASF shares. The first 10 shares entitle the participant to receive one BASF share at no extra cost for each year for the next ten years. The right to receive free BASF shares lapses if a participant sells the individual investment in BASF shares, if the participant  stops working for the Company or one year after retirement. Details on the incentive share program are described below.

Number of shares held under the program

	2006	2005
As of January 1	2,795,130	2,405,230
Number of shares added to the individual investment	539,190	565,000
Number of subscription rights forfeited	(166,535)	(175,100)
As of December 31	3,167,785	2,795,130

The free shares to be provided by the company are valued at the fair value of the grant date. Fair value is determined on the basis of the stock price of BASF shares, taking into account the present value of dividends, which are not paid during the term of the program. The weighted-average fair value at grant date amounted to €58.06 for the program in 2006 and €39.57 for the program in 2005.

The fair value of the free shares to be granted is booked through the income statement against capital surplus over the period until the shares are issued.

Provisions for the costs for the 1999 – 2002 program continue to be accrued proportionally on the basis of the BASF closing stock price.

Compensation cost of €13.4 million was recorded in 2006 and €12.2 million in 2005 for the employee stock program.

26. Derivatives and other financial instruments

The use of derivative instruments

The Company is exposed to foreign currency, interest rate and commodity price risks during the normal course of business. These risks are hedged through a centrally determined strategy with the use of derivative instruments. In addition, derivative instruments are used to replace transactions in original financial instruments, such as shares or fixed-interest securities. Derivative instruments are only used to hedge a corresponding underlying position or planned transaction arising from the operating business, cash investments, financing or planned sales. The leverage effect that can be achieved with derivatives is consciously not used. The derivative instruments held by the Company are not held for the purpose of trading.

Where derivatives have a positive market value, the Company is exposed to credit risks in the event of non-performance of their counterparts. This credit risk is minimized by trading contracts exclusively with major creditworthy financial institutions and partners, within pre-defined credit limits.

To ensure efficient risk management, market risks are centralized at BASF Aktiengesellschaft, except when certain subsidiaries have been authorized to conclude derivative contracts under the principles mentioned above. Contracting and execution of these instruments is performed according to internal guidelines, and complies with strict control mechanisms.

The risks arising from changes in exchange rates, interest rates, and prices as a result of the underlying transactions and the derivative transactions concluded to hedge them are monitored constantly.

Financial risks

Foreign currency risk: Changes in foreign exchange rates could lead to a decline in value in financial instruments. Foreign currency risks are especially prevalent in receivables and payables that are not denominated in the local currency of BASF Group companies, or for future foreign currency transactions. To hedge foreign exchange risks, foreign exchange forward contracts and currency options are used, especially against the U.S. dollar, the British pound, the Brazilian real, and the Korean won.

Default and credit risk: This is the risk that the counterparties do not fulfill their contractual obligations. The book value of all financial assets plus the nominal value of contingent liabilities excluding potential warranty obligations represents the maximal default risk.

Due to the global activities and diversified customer structure of the BASF Group, there is no significant concentration of default risk.

Interest rate risk: Interest rate risks result from changes in prevailing interest rates, which can cause a change in the present value of fixed rate instruments, as well as a change in the interest payments of variable rate instruments. To hedge this risk, and in particular to hedge the risk for loans to group companies, interest rate swaps, and combined interest and currency derivatives are used.  These risks are relevant in the case of investments and financial obligations but are not of material significance on the operating side.

Risks from commodity positions: In certain cases, BASF holds large commodity positions in base and precious metals whose value is exposed to market price volatility. These positions could also encompass derivative instruments. They are subject to a permanent internal control and are only entered into within set limits and exposure constraints. In addition, BASF uses commodity derivatives to hedge against price volatility in the procurement of raw materials and in natural gas trading.

Book value of interest-bearing financial instruments
Million €

	December 31, 2006		December 31, 2005
	Fixed-	Variable -	Fixed-	Variable-
	interest rate	interest rate	interest rate	interest rate
Loans	149.9	142.6	148.9	51.7
Securities	15.7	—	13.7	—
Financial indebtedness	8,124.6	1,358.5	2,831.3	1,109.7

Fair value of financial instruments

The fair value of a financial instrument is the price at which the instrument could be exchangedbetween unrelated parties. When pricing on an active market is available, for example on a stock exchange, this price is used. In other cases a valuation is based on an internal valuation model, using current marketparameters. Commonly used techniques include net present value, and option pricing models. The fair value of financial debt is determined on the basis of interbank interest rates.

For trade accounts receivable and other financial assets, marketable securities, cash and cash equivalents as well as trade accounts payable and other financial liabilities, the book value approximates the fair value. Participations which are not traded on an active market and whose net present value could not be reliably determined are contained within “other financial assets.” These are therefore carried at cost, as the best approximation of the market value. The book value of these participations amounts to €856.6 on December 31, 2006, and €606.8 on December 31, 2005. The book value of financial indebtedness amounted to €9,483.1 million in 2006 and €3,941.0 million in 2005. The market value of finan cial indebtedness amounted to €9,430.5 million in 2006 and €3,963.4 million in 2005. The difference between book and market values resulted primarily due to changes in market interest rates.

Derivative Instruments
Million €

	Nominal value as of December 31		Market value as of December 31
	2006	2005	2006	2005
Foreign currency forward contracts	13,713.4	5,675.5	101.9	35.1
Currency options	1,231.8	3,407.3	43.8	(33.5)
Foreign currency derivatives	14,945.2	9,082.8	145.7	1.6
Interest swaps	284.9	199.1	(5.3)	(2.4)
Combined interest and currency swaps	334.3	1,438.5	11.6	127.8
Interest derivatives	619.2	1,637.6	6.3	125.4
Commodity derivatives/Other derivatives	12,441.0	873.7	(36.1)	(15.8)

Forward exchange contracts generally mature within one year.

The nominal values are the totals of the purchases and sales of the particular derivatives on a gross basis. The fair market values correspond to resale or termination values, which are determined from market quotations or by the use of option pricing models or, in the case of unlisted contracts, the termination amount in the event of premature cancellation. Offsetting changes in the valuation of the underlying transactions are not included.

Positive fair values of derivatives are contained within the item other receivables in the amount of €296.1 million in 2006 and €296.6 million in 2005. Negative fair values in the amount of €180.2 million in 2006 and €185.4 million in 2005 are shown under other liabilities.

Commodity derivatives with a fair value of €(25.8) million are used in line with cash flow hedge accounting to hedge prices for raw materials, such as naphtha. The hedged raw materials will most likely impact the cash flow and income statement in 2007.

27. Leasing

Leased assets

Property, plant and equipment include those assets which are considered to be economically owned through a financing lease. They primarily concern the following items:

Leased assets
Million €

	2006		2005
	Acquisition cost	Net book value	Acquisition cost	Net book value
Land, land rights and building	34.8	23.8	78.9	63.0
Machinery and technical equipment	205.0	131.2	114.6	65.3
Miscellaneous equipment and fixtures	76.4	23.1	83.5	28.0
Advance payments and construction in progress	—	—	—	—
Total	316.2	178.1	277.0	156.3

Liabilities from financing leases
Million €

	2006			2005
	Minimum leasing	Interest	Leasing	Minimum leasing	Interest	Leasing
	payments	portion	liability	payments	portion	liability
Following year 1	21.6	6.3	15.3	22.9	7.0	15.9
Following year 2	19.7	5.9	13.8	20.6	6.6	14.0
Following year 3	18.2	5.5	12.7	18.7	6.2	12.5
Following year 4	18.3	5.0	13.3	17.0	5.8	11.2
Following year 5	21.5	5.8	15.7	17.7	5.4	12.3
More than 5 years in total	52.0	17.9	34.1	77.5	25.9	51.6
Total	151.3	46.4	104.9	174.4	56.9	117.5

Additional payments arise from contractual obligations. In 2005, less than €0.1 million in additional lease payments above the minimum lease expense were recorded in income. In the current year, there were no such payments.

Offsetting these leasing liabilities, expected minimum lease payments from sub-leases amounted to €2.5 million in 2006 and less than €0.1 million in 2005.

In addition, BASF is a lessee under operating leases. The resulting lease obligations totaling €1,281.0 million in 2006 and €827.4 million in 2005 are due in the following years:

Commitments due to operating lease contracts
Million €

	Nominal value of the future
	minimum payments
	as of December 31
	2006	2005
Less than 1 year	329.9	171.9
1–5 years	519.1	391.5
Over 5 years	432.0	264.0
	1,281.0	827.4

In 2006, leases for precious metals of €106.2 million were included in commitments due to operating lease contracts of less than one year. These metals were immediately further leased to third parties.

Offsetting the other leasing commitments are expected minimum lease payments from sub-lessees amounting to €13.3 million in 2006 (2005: €13.9 million). Minimum lease payments in the amount of €234.4 million (prior year: €183.6 million), conditional lease payment of €0.8 million (prior year: €0.6 million), and payments received from sub-leases of €3.7 million (prior year: €3.3 million) were included in income from operations in 2006.

BASF as lessor

BASF acts as both a lessee and a lessor under finance leasing. BASF acts as a lessor in a minor capacity only for financing leases. Receivables on financing leases were €0.3 million in 2006 and less than €0.5 million in 2005. In 2006, nominal minimum payments arising from operating leases amounted to €113.9 million within one year and €25.7 million within the next five years. For 2005, these figures amounted to €7.3 million within one year and €27.2 million within the next five years.

Precious metal accounts of €639.3 million continue to be held for customers where the metals are stored physically at BASF.

28. Compensation for the Board of Executive Directors and Supervisory Board of BASF Aktiengesellschaft
Million €

	2006	2005	2004
Board of Executive Directors’ compensation
Performance-related and fixed payments	19.2	15.3	14.0
Market value of options granted in the fiscal year on date of grant	3.4	5.6	2.7
Pension benefits	4.7	3.7	3.1

Supervisory Board’s compensation	4.1	3.4	2.7

Total compensation of former members of the Board of Executive Directors and their surviving dependents	6.0	5.8	6.0
Pension provisions for former members of the Board of Executive Directors and their surviving dependents	75.1	77.7	69.9
Loans to members of the Board of Executive Directors and the Supervisory Board	—	—	—
Guarantees to members of the Board of Executive Directors and the Supervisory Board	—	—	—

Performance-related compensation for Board members is based on the return on assets, which corresponds to earnings before taxes plus borrowing costs as a percentage of average assets.

From January 1, 2006 the Board consisted of 9 members (2005: 8). In addition, two Board members were delegated abroad (2005: 1 member), which resulted in a noticeable increase in delegation-related expenses. On a comparable basis, cash compensation rose by 8.5% compared to 2005.

Moreover, in 2006, the members of the Board of Executive Directors were granted 184,156 options under the BASF stock option program.

Option rights of active and former members of the Board resulted in personnel expenses of €8.4 million (2005: €6.3 million).

The names, individual compensation and memberships on other supervisory boards of the members of the Board of Executive Directors and the Supervisory Board are reported in the Compensation Report in Item 6 – Directors, Senior Management and Employees.

29. Related-party transactions

IAS 24 “Related Party Disclosures” requires the disclosure of transactions with related parties; both with companies that are not consolidated, as well as with individuals.

Material supply relationships exist between the proportionally consolidated joint venture companies Wintershall Erdgas Handelshaus GmbH & Co. KG, Berlin, Wintershall Erdgas Handelshaus Zug AG, Zug, Switzerland, and companies of the BASF Group for the supply of oil and gas. The unconsolidated portion of these supplies amounted to €765.5 million in 2006 and €632.1 million in 2005.

In 2005, a material supply relationship existed between the BASF Group and the Basell Group, which was accounted for by the equity method until August 2005. Deliveries to the Basell Group totaled €284.8 million in 2005. All transactions were at arm’s length.

Please see Notes 15 and 22 for details regarding receivables and payables with companies accounted for proportionally, at acquisition cost, or according to the equity method.

30. Services provided by the external auditor

BASF Group companies have used the following services from KPMG in 2006 and Deloitte in 2005:

Million €

	2006	2005
Audit fees	23.9	12.8
Audit-related fees	0.2	5.1
Tax fees	0.2	0.9
All other fees	0.8	0.5
Total	25.1	19.3

The audit fees concerned the audit of the annual financial statements of the BASF Group as well as the legally required audit of the financial statements of BASF Aktiengesellschaft and the consolidated subsidiary companies and joint ventures. The increase in 2006 resulted from the audit of the newly acquired companies and the initial audit of numerous consolidated subsidiaries by the external auditor of the BASF Group.

Audit-related fees primarily concerned billed services for confirmations of the compliance with certain contractual obligations.

Tax fees related to numerous consulting assignments.

All other fees primarily concerned amounts billed in connection with divestment projects.

31. Summary of significant differences between IFRS and U.S. GAAP

The Consolidated Financial Statements have been prepared in accordance with IFRS. The following is a summary of the differences to net income and shareholders’ equity, which differ from U.S. GAAP:

Reconciliation of net income to U.S. GAAP
Million €, Except Per Share Amounts

	Note	2006	2005	2004
Net income after minority interests according to IFRS		3,215.2	3,006.7	2,004.3
Adjustments required to conform with U.S. GAAP
Accounting for pensions	(a)	(153.9)	(72.6)	(24.6)
Accounting for provisions	(b)	86.6	6.5	6.1
Accounting for financial instruments	(c)	(29.4)	—	—
Valuation adjustments relating to companies accounted for using the equity method	(e)	—	—	(108.4)
Acquisitions	(f)	(110.6)	(21.8)	—
Other adjustments	(g)	(6.6)	168.0	(12.2)
Deferred taxes	(h)	93.0	(26.2)	(2.4)
Adjustments to U.S. GAAP		(120.9)	53.9	(141.5)
Net income in accordance with U.S. GAAP		3,094.3	3,060.6	1,862.8
Cumulative effect of change in accounting for stock options		24.6	—	—
Net income in accordance with U.S. GAAP before cumulative effect of change in accounting		3,118.9	3,060.6	1,862.8
Earnings per share in accordance with U.S. GAAP		6.13	5.83	3.39
Cumulative effect of change in accounting for stock options		0.05	—	—
Earnings per share in accordance with U.S. GAAP before cumulative effect of change in accounting		6.18	5.83	3.39
Dilutive effect		—	—	—
Diluted earnings per share in accordance with U.S. GAAP		6.13	5.83	3.39

Reconciliation of stockholders’ equity to U.S. GAAP
Million €

	Note	2006	2005
Stockholders’ equity in accordance with IFRS as of December 31		18,578.1	17,523.5
Minority interests		(530.5)	(481.8)
Stockholders’ equity excluding minority interests		18,047.6	17,041.7
Adjustments required to conform with U.S. GAAP
Accounting for pensions	(a)	35.7	920.1
Accounting for provisions	(b)	204.5	113.0
Accounting for financial instruments	(c)	(12.6)	(12.1)
Reversal of goodwill amortization and write-offs due to impairment	(d)	318.8	344.5
Valuation adjustments relating to companies accounted for using the equity method	(e)	38.9	39.0
Acquisitions	(f)	(131.5)	(21.8)
Other adjustments	(g)	(24.9)	(16.2)
Deferred taxes	(h)	(82.5)	(463.4)
Adjustments to U.S. GAAP		346.4	903.1
Stockholders’ equity in accordance with U.S. GAAP as of December 31		18,394.0	17,944.8

Earnings per share
Million €, Except Per Share Amounts

	2006	2005	2004
Net income in accordance with U.S. GAAP	3,094.3	3,060.6	1,862.8
Number of shares (1,000)
Weighted-average undiluted number of shares	504,479	525,125	548,714
Dilutive effect	—	—	—
Weighted-average diluted number of shares	504,479	525,125	548,714
Basic earnings per share in accordance with U.S. GAAP	6.13	5.83	3.39
Dilutive effect	—	—	—
Diluted earnings per share in accordance with U.S. GAAP	6.13	5.83	3.39
Cumulative effect of change in accounting for stock options	0.05	—	—
Earnings per share in accordance with U.S. GAAP before cumulative effect of change in accounting	6.18	5.83	3.39

The calculation of earnings per share is described in detail in Note 4.

(a)  Accounting for pensions

Under IFRS, BASF elected an accounting policy to offset actuarial gains and losses directly against retained earnings in the year in which they occur and not recognize them in income.

Under U.S. GAAP, the “corridor approach” was used whereby the portion of the actuarial gains and losses exceeding 10% of the greater amount of the pension obligation or fair value of plan assets at the beginning of the year is recognized in income. Differences in income result from the amortization of unrealized actuarial gains and losses in income under U.S. GAAP.

Except for the asset ceiling and the unrecognized past service cost under IFRS, the funded status of the pension obligations and related assets is recognized on the balance sheet. For U.S. GAAP purposes, BASF adopted the recognition provisions of SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” as of December 31, 2006. Accordingly, the funded status is now recognized on the balance sheet, such that actuarial gains and losses are directly offset against the other comprehensive income component within shareholders’ equity. Therefore, the difference in total stockholders’ equity arising from the different treatment of actuarial gains and losses no longer exists. The adoption of SFAS 158 largely explains the significant decrease in the difference in equity compared with the previous year. For income stating purposes under U.S. GAAP, actuarial gains and losses continue to be amortized according to the previously established accounting policies, i.e. the 10% corridor (so-called “recycling”). Therefore, the differences related to actuarial gains and losses between IFRS and U.S. GAAP in the income statement will continue in the future.

Moreover, differences in income and equity also occur due to the different rules for recognizing prior service costs under IFRS. Differences in equity occur as the “asset ceiling” is not applicable under U.S. GAAP.  Until adoption of SFAS 158, the recognition of an additional minimum liability in other comprehensive income according to U.S. GAAP led to differing balances in stockholders’ equity. There is no additional minimum liability after adoption of SFAS 158 at December 31, 2006.

Pension and similar provisions and expenses which fall under the scope of SFAS 87 and SFAS 106 are based on the same actuarial assumptions as under IFRS (See Note 20).

Actuarial losses and prior service cost according to SFAS 87 / 106
Million €

	2006	2005	2004
Actuarial losses as of December 31	2,246.9	2,587.1	1,505.8
Amortization of actuarial losses in the current reporting year	140.4	62.2	15.4
Unrecognized prior service cost as of December 31	39.4	54.2	64.3
Amortization of unrecognized prior service cost for the current reporting year	11.5	10.4	9.2

In 2007, it is expected that amortization of actuarial losses in the amount of €110.8 million and of prior service costs in the amount of €10.1 million will be recognized in profit and loss.

The Accumulated Benefit Obligation (ABO) based on current salary levels amounted to €12,085.0 million in 2006 compared with €11,398.0 million in 2005 and €9,419.9 million in 2004. This obligation applies to pension plans.

Current funding situation
Million €

	2006		2005
	ABO	Plan assets	ABO	Plan assets
Unfunded pension plans	643.1	—	582.2	—
Under-funded pension plans	1,110.8	1,025.0	6,954.6	6,756.6
Total of pension plans that are not fully funded	1,753.9	1,025.0	7,536.8	6,756.6
Over-funded pension plans	10,331.1	11,053.5	3,861.2	4,258.6
Total	12,085.0	12,078.5	11,398.0	11,015.2

Under IFRS, the balance of the expected return on plan assets and the interest costs pertaining to the pension obligation is recognized in the financial results (see Note 7). According to U.S. GAAP, these items are considered in personnel costs. As a result, income from operations, according to U.S. GAAP, would be higher in 2006 by €56.1 million and lower in 2005 by €120.8 million as well as in 2004 by €134.8 million, and the financial result accordingly lower respectively higher.

Actuarial losses of €2,246.9 million and unrecognized prior service costs of €39.4 million were recognized in other comprehensive income as of December 31, 2006 as a result of the adoption of the recognition provisions of SFAS 158. Considering deferred taxes, the first-time application of SFAS 158 resulted in a decrease in stockholders’ equity in the amount of €1,235.8 million.

Maturities of pension provisions and defined benefit assets
Million €

	2006	2005
Pension provisions, short-term	82.8	18.8
Pension provisions, long-term	1,344.4	1,002.6
Total	1,427.2	1,021.4

Prepaid pension cost, short-term	—	—
Prepaid pension cost, long-term	377.8	683.2
Total	377.8	683.2

(b) Accounting for provisions

The reconciliation item contains the following deviations:

Provisions for part-time programs for employees nearing retirement age: Under IFRS, agreed upon supplemental payments within the early retirement programs are immediately accrued in their full amount, and discounted at a rate of 3.75%. A provision is also recorded for the expected costs for agreements that are anticipated to be concluded during the term of the collective bargaining agreements, taking into consideration the ceilings on the number of employee participants provided in such collective bargaining agreements. In accordance with U.S. GAAP, provisions may only be recorded for employees who have accepted an offer, and the supplemental payments are accrued over the employee’s remaining service period. This resulted in an increase in income under U.S. GAAP of €72.8 million in 2006 and a decrease of €29.4 million in 2005 and €22.3 million in 2004. Stockholders’ equity increased by €202.9 million at December 31, 2006 (including the effects from acquisitions) and by €125.3 million at December 31, 2005.

Provisions for restructuring measures: SFAS 146, “Accounting for Costs Associated with Exit and Disposal Activities” requires expected costs associated with the exit or disposal of business activities to be accrued only when a liability against a third party exists. In case of a retention period, severance payments to employees are accrued over the term of this period. Voluntary termination benefits offered in connection with the restructuring can be recognized as a liability only when the employee accepts the offer.

Discounting of provisions and liabilities: According to IFRS, long-term provisions and liabilities are to be discounted to their present value if the effect from discounting is material. Under U.S. GAAP, however, discounting is only permissible for specific types of provisions and liabilities when the amount and timing of the cash flows can be reliably predicted. This resulted in an income effect of €7.8 million in 2006, €10.8 million in 2005 and €47.0 million in 2004, and a decrease in equity of €22.5 million in 2006 and €30.5 million in 2005.

(c) Accounting for financial instruments

The guidelines for accounting for financial instruments according to IAS 39 “Financial Instruments: Recognition and Measurement” and SFAS 133 “Accounting for Derivatives and Hedging Activities” are very similar in concept. The reconciliation items relate to the differing treatment of fair value changes of derivatives within equity, which are a component of a cash flow hedge for a probable forecast transaction. According to IAS 39, for hedging future transactions, there is an election regarding the accounting treatment of these fair value changes. BASF has chosen to adjust the basis of the non-financial assets or liabilities resulting from the hedged forecast transactions. The other option allows the valuation changes to be charged to the income statement in the same period in which the hedged transaction flows through the income statement. According to SFAS 133, only the second method is allowed, while netting against acquisition costs is prohibited. This difference leads to a difference in other comprehensive income and has no impact on income. Differences in income arise from transactions that can be accounted for as cash flow hedge according to IAS 39, but not under U.S. GAAP.

(d) Reversal of goodwill amortization and write-offs due to impairment

According to SFAS 142, effective January 1, 2002, goodwill is only written down if an impairment exists. According to IFRS 1 “First-time Adoption” in conjunction with IFRS 3 “Business Combinations,” regularly scheduled amortization of goodwill has been replaced by impairment testing effective as of January 1, 2004. The accumulated scheduled amortization on goodwill in 2002 and 2003, recorded under previous GAAP prior to the transition date to IFRS, has been reversed for U.S. GAAP purposes and increases stockholders’ equity.

(e) Valuation adjustments relating to companies accounted for using the equity method

This item contains differences from companies accounted for using the equity method that result from different dates on which the scheduled amortization for goodwill was discontinued under U.S. GAAP (2002) and IFRS (2004).

(f) Acquisitions

Differences between U.S. GAAP and IFRS with respect to purchase accounting involve in particular the treatment of in-process research and development projects of acquired businesses. Whereas these costs are expensed in the first year of consolidation under U.S. GAAP, IFRS requires that these costs are capitalized as intangible assets and amortized over their useful lives. This resulted in a decrease in income in accordance with U.S. GAAP of €110.6 million in 2006 and €25.5 million in 2005. There were no in-process research and development costs in connection with acquisitions in 2004.

According to U.S. GAAP, contingent purchase price adjustments of acquisitions are only accounted for at the time of payment of the contingent price adjustment. IFRS 3, however, requires the recognition of probable purchase price adjustments at estimated values in the first consolidation of an acquired business. If the purchase price is less than the fair value of assets and liabilities acquired as a result of these differing practices, the difference is to be booked immediately to the income statement according to IFRS, whereas according to U.S. GAAP it reduces the values assigned to the acquired assets. This resulted in an income effect of €3.7 million in 2005. There were no such differences in 2006 and 2004 as a result of contingent price adjustments.

Overall, the accounting for acquisitions resulted in a decrease in stockholders’ equity of €131.5 million in 2006 and €21.8 million in 2005.

(g) Other adjustments

This item primarily includes remaining differences in accounting for stock options after implementation of SFAS 123R, differences arising from the accounting of sale and leaseback transactions as well as provisions for major overhauls of large scale plants.

Following a resolution by the Board of Executive Directors in 2002, stock options are to be settled in cash. Under U.S. GAAP up to 2005, such obligations were to be accounted for as stock appreciation rights based on the intrinsic value of the options on the balance sheet date. Under SFAS 123R, which became effective for periods beginning after June 15, 2005, these options have to be valued with their fair value as of the balance sheet date. The provision has to be accrued over the vesting period of the options. The implementation of SFAS 123R decreased income by €24.6 million in 2006. In the 2006 Consolidated Financial Statements, all obligations resulting from stock options are accounted for based upon the fair value on the balance sheet date. Therefore, after the implementation of SFAS 123R, no more differences in income and equity exist for stock options granted in 2002 and thereafter.

Under IFRS, anticipated costs necessary for the major overhaul of large scale plants prescribed at certain intervals are capitalized as a part of the respective asset and depreciated on a straight-line basis over the period until the next regularly scheduled major overhaul. According to U.S. GAAP, provisions for such costs were established. In 2005, this accounting method was changed to comply with IFRS. The pretax cumulative effect of €117.0 million was recognized in income in 2005. The net effect after taxes amounted to €76.0 million.

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

(h) Deferred taxes

The adjustments required to conform with U.S. GAAP would result in taxable temporary differences between the valuation of assets and liabilities in the Consolidated Financial Statements and the carrying amount for tax purposes. Resulting adjustments for deferred taxes primarily relate to the following:

Million €

		Stockholders’ equity		Net income
Note		2006	2005	2006	2005	2004
Accounting for pensions	(a)	(12.8)	(348.5)	57.5	27.4	10.2
Accounting for provisions	(b)	(81.7)	(51.6)	(28.3)	(5.2)	10.7
Accounting for financial instruments	(c)	4.5	4.3	(4.9)	(5.3)	—
Reversal of goodwill amortization and write-offs due to impairment	(d)	(71.6)	(96.2)	—	—	—
Acquisitions	(f)	51.7	9.3	42.7	9.3	—
Other adjustments	(g)	27.4	19.3	26.0	(52.4)	(23.3)
Total		(82.5)	(463.4)	93.0	(26.2)	(2.4)

New U.S. GAAP accounting standards not yet adopted:

SFAS 157 “Fair Value Measurements” provides further guidance for measuring fair value and expands disclosures about fair value measurements. The Statement applies to all accounting pronouncements that require or permit fair value measurements, but does not enlarge its scope. Fair value is defined as the price in an orderly transaction between market participants that would be received to sell the asset or paid to transfer the liability. SFAS 157 establishes a three-step fair value hierarchy. Highest priority is given to quoted prices in an active market. Observable data for identical assets or liabilities is preferred to prices that relate only to similar assets and liabilities. The lowest priority is given to unobservable data e.g. data that reflects the company’s own assumptions. The fair value hierarchy in SFAS 157 shows that fair value is market related and is not an entity specific value. The statement has to be applied to reporting periods beginning after November 15, 2007. BASF is currently determining the effect on the Group’s financial statements.

Interpretation FIN 48 “Accounting for Uncertainty in Income Taxes” provides specific guidance on how uncertainties in income tax positions and the resulting potential tax benefits should be recognized, measured, presented and disclosed in an enterprise’s financial statements. FIN 48 defines a “more-likely-than-not” threshold that must be met before a tax benefit can be recognized. If this condition is fulfilled for an uncertain tax position, the tax benefit is measured as the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. Any previously recognized tax benefit has to be derecognized in its entirety, if the threshold is no longer met. FIN 48 requires qualitative and quantitative disclosures about potential tax benefits that have been recognized for tax purposes, but not recognized in the financial statements. FIN 48 is effective for annual financial statements covering periods beginning after December 15, 2006.

Other changes in stockholders’ equity

The option allowed by IFRS 1 to offset currency translation adjustments against retained earnings as of January 1, 2004 was exercised. Under U.S. GAAP, the translation adjustment is to be carried forward unchanged.

According to U.S. GAAP, specifically SFAS 130, certain expenses and income are recognized outside of profit or loss (Other Comprehensive Income):

Million €

	2006	2005	2004
Net income in accordance with U.S. GAAP	3,094.3	3,060.6	1,862.8
Change of foreign currency translation adjustments
Gross	(489.9)	765.6	(291.3)
Deferred taxes	20.9	(33.1)	17.2
Change in unrealized holding gains on securities
Gross	83.3	66.7	95.6
Deferred taxes	13.2	4.5	0.3
Change in unrealized losses from cash flow hedges
Gross	20.5	(21.2)	(54.0)
Deferred taxes	(6.1)	11.6	18.7
Change in additional minimum liability for pensions
Gross	1,730.7	(1,179.7)	(514.7)
Deferred taxes	(659.5)	457.1	197.0
Change in actuarial gains / losses and prior service cost
Gross	(2,286.3)	—	—
Deferred taxes	884.5	—	—
Other comprehensive income (loss)	(688.7)	71.5	(531.2)
Comprehensive income	2,405.6	3,132.1	1,331.6

Million €

	2006	2005
Stockholders’ equity in accordance with U.S. GAAP (before accumulated other comprehensive income) on January 1	20,546.8	19,408.9
Accumulated other comprehensive income
Foreign currency translation adjustments
Gross	(1,093.3)	(603.4)
Deferred taxes	57.0	36.1
Unrealized holding gains on securities
Gross	346.2	262.9
Deferred taxes	(27.7)	(40.9)
Unrealized losses from cash flow hedges
Gross	(58.8)	(79.3)
Deferred taxes	25.6	31.7
Additional minimum liability for pensions
Gross	—	(1,730.7)
Deferred taxes	—	659.5
Actuarial gains / losses and prior service cost
Gross	(2,286.3)	—
Deferred taxes	884.5	—
Accumulated other comprehensive income	(2,152.8)	(1,464.1)
Total stockholders’ equity in accordance with U.S. GAAP including comprehensive income on December 31	18,394.0	17,944.8

Supplementary information concerning oil and gas producing activities (unaudited)

Oil and gas producing activities

“Additional Petroleum Data” disclosures are presented in accordance with the provisions of SFAS 69, “Disclosure of Oil and Gas Producing Activities.” Accordingly, volumes of reserves and production exclude royalty interests of third parties, royalty payments and export duties are shown as reductions in revenues.

Accounting for suspended well costs

Exploratory drilling costs are temporarily capitalized until the drilling of the well is complete and the results have been evaluated. If hydrocarbons are found, and, subject to further appraisal activity which may include the drilling of further wells, are likely to be capable of commercial development, the costs continue to be carried as an asset. All such carried costs are subject to technical, commercial and management review at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil or natural gas are determined and development is sanctioned, the relevant expenditure is transferred to property, plant and equipment.

The following table indicates the changes to the company’s suspended exploratory well costs.

Capitalized exploration well-drilling costs(1)

Million €

	Years ended December, 31
	2006	2005	2004
At January 1	61.5	47.7	35.2
Additions pending determination of proved reserves	59.9	51.8	25.1
Capitalized exploratory well costs charged to expense	(21.4)	(5.4)	—
Reclassifications to wells, facilities and equipment	(13.7)	(32.6)	(12.6)
Ending Balance at December 31	86.3	61.5	47.7

(1) only consolidated companies

The following table provides an aging of capitalized well costs and number of projects.

Capitalized exploration well-drilling costs(1)

Million €

	Years Ended December, 31
	2006	2005	2004
Wells for which drilling is not completed	32.0	29.8	13.4
Wells that have been capitalized less than one year	29.4	24.6	16.7
Wells that have been capitalized greater than one year	24.9	7.1	17.5
Total	86.3	61.5	47.7
Number of wells(1)	18	14	15

(1) only consolidated companies

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

Million €

	Germany	Libya	Argentina	the Netherlands	Rest of World	Total	Rest of World (at equity)
2006
Results of operations
Sales to consolidated companies	38	245	—	—	25	308	—
Sales to third parties	659	2,020	300	467	67	3,513	50
Royalties / export duties	100	157	54	2	20	333	21
Total sales	597	2,108	246	465	72	3,488	29
Production costs	89	154	70	82	8	403	9
Exploration expenses	10	30	12	62	53	167	2
Depreciation, depletion, amortization and valuation provisions	60	53	33	122	6	274	1
Other	—	20	(7)	—	(1)	12	—
Total costs	159	257	108	266	66	856	12
Income before taxes	438	1,851	138	199	6	2,632	17
Income taxes	167	1,677	21	59	40	1,964	4
Income after taxes	271	174	117	140	(34)	668	13
2005
Results of operations
Sales to consolidated companies	15	—	—	—	—	15	8
Sales to third parties	531	1,943	254	358	86	3,172	33
Royalties	68	164	26	6	17	281	8
Total sales	478	1,779	228	352	69	2,906	33
Production costs	97	123	66	66	9	361	7
Exploration expenses	10	24	12	51	76	173	3
Depreciation, depletion, amortization and valuation	45	54	26	118	7	250	1
Other	2	9	(1)	—	10	20	10
Total costs	154	210	103	235	102	804	21
Income before taxes	324	1,569	124	117	(34)	2,100	12
Income taxes	123	1,411	25	37	12	1,608	3
Income after taxes	201	158	99	80	(46)	492	9
2004
Results of operations
Sales to consolidated companies	16	—	—	—	—	16	4
Sales to third parties	389	1,346	201	261	56	2,253	22
Royalties	48	158	20	5	12	243	4
Total sales	357	1,188	181	256	44	2,026	22
Production costs	88	134	46	58	6	332	7
Exploration expenses	7	33	15	64	74	193	2
Depreciation, depletion, amortization and valuation	42	25	21	93	4	185	2
Other	(4)	—	—	—	2	(2)	3
Total costs	133	192	82	215	86	708	14
Income before taxes	224	996	99	41	(42)	1,318	8
Income taxes	85	879	20	14	23	1,021	2
Income after taxes	139	117	79	27	(65)	297	6

 Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred represent amounts capitalized or charged against income as incurred in connection with oil and gas property acquisition, exploration and development activities. Exploration and development costs include applicable depreciation of support equipment and sites used in such activities.

Million €

	Germany	Libya	Argentina	The Netherlands	Rest of World	Total	Rest of World (at equity)
2006
Costs incurred
Property acquisitions:
Proved	—	—	—	—	—	—	—
Unproved	—	—	—	—	—	—	—
Exploration	16	52	17	68	43	196	6
Development	47	60	45	72	3	227	—
Total costs	63	112	62	140	46	423	6
2005
Costs incurred
Property acquisitions:
Proved	—	—	—	—	—	—	—
Unproved	—	—	—	—	—	—	—
Exploration	26	34	13	31	44	148	3
Development	81	43	70	71	5	270	—
Total costs	107	77	83	102	49	418	3
2004
Costs incurred
Property acquisitions:
Proved	—	—	—	—	—	—	—
Unproved	—	—	—	—	—	—	—
Exploration	8	54	15	39	40	156	3
Development	58	61	45	61	3	228	—
Total costs	66	115	60	100	43	384	3

Capitalized costs relating to oil and gas producing activities

Capitalized costs represent total expenditures on proved and unproved oil and gas properties with related accumulated depreciation, depletion and amortization.

Million €

	Germany	Libya	Argentina	The Netherlands	Rest of World	Total	Rest of World (at equity)
2006
Capitalized Costs
Gross costs:
Proved properties	501	1,032	805	435	22	2,795	14
Unproved properties	13	—	—	224	7	244
Other equipment	576	34	—	493	174	1,277	2
Accumulated depreciation, depletion, amortization and valuation allowances:
Proved properties	390	640	495	288	2	1,815	8
Unproved properties	—	—	—	112	4	116
Other equipment	402	29	—	319	174	924	1
Total net costs	298	397	310	433	23	1,461	7
2005
Capitalized Costs
Gross costs:
Proved properties	455	937	757	433	79	2,661	13
Unproved properties	18	—	—	206	19	243	—
Other equipment	564	35	—	398	171	1,168	2
Accumulated depreciation, depletion, amortization and valuation allowances:
Proved properties	455	581	465	236	65	1,802	7
Unproved properties	—	—	—	77	6	83	—
Other equipment	283	28	—	251	170	732	2
Total net costs	299	363	292	473	28	1,455	6
2004
Capitalized Costs
Gross costs:
Proved properties	410	847	664	428	3	2,352	13
Unproved properties	5	—	—	197	30	232	—
Other equipment	468	33	—	276	167	944	2
Accumulated depreciation, depletion, amortization and valuation allowances:
Proved properties	324	517	430	171	—	1,442	6
Unproved properties	—	—	—	40	21	61	—
Other equipment	346	25	—	155	153	679	1
Total net costs	213	338	234	535	26	1,346	8

 Oil and natural gas reserves

Proved oil and gas reserves are the estimated volumes of crude oil, natural gas and natural gas liquids that are shown by geological and engineering data with reasonable certainty to be recoverable in future years from known reserves under existing economic and operating conditions, i. e., prices and costs as of the date the estimates are made. Prices only reflect changes in existing prices resulting from contractual arrangements, not escalation based on future conditions. Proved reserves exclude royalties and interests of third parties.

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

The tables below show the estimated net quantities, calculated in compliance with Regulation S-X, Rule 4–10(a), as of December 31, 2006, 2005 and 2004 of the Company’s proved oil and gas reserves and proved developed oil and gas reserves, as well as changes in estimated proved reserves as a result of production and other factors. The Company’s reserves for 2006, 2005 and 2004 include reserves owned directly by the Company and its consolidated subsidiaries.

	Germany	Libya	Argentina	The Netherlands	Rest of World	Total	Rest of World (at equity)
2006
Estimated proved oil reserves (millions of barrels)
Proved developed and undeveloped reserves, as of January 1	79	329	57	2	2	469	11
Revisions and other changes	(1)	22	3	—	—	24	1
Extensions and discoveries	—	—	—	—	—	—	1
Improved recovery	—	—	—	—	—	—	—
Purchase of reserves	—	—	—	—	—	—	—
Sale of reserves	—	—	—	—	—	—	—
Production	10	45	6	1	1	63	2
As of December 31	68	306	54	1	1	430	12
Proved developed reserves, as of January 1	50	317	44	2	2	415	11
As of December 31	42	303	45	1	1	392	12
Estimated proved gas reserves (BSCF)
Proved developed and undeveloped reserves, as of January 1	395	217	1,462	249	24	2,347	—
Revisions and other changes	32	41	73	9	—	155	—
Extensions and discoveries	—	—	—	16	—	16	—
Improved recovery	—	—	—	—	—	—	—
Purchase of reserves	—	—	—	—	—	—	—
Sale of reserves	—	—	—	—	10	10	—
Production	51	26	127	74	—	278	—
As of December 31	376	232	1,408	200	14	2,230	—
Proved developed reserves, as of January 1	346	209	1,000	187	21	1,763	—
As of December 31	352	232	978	196	10	1,768	—
2005
Estimated proved oil reserves (millions of barrels)
Proved developed and undeveloped reserves, as of January 1	82	362	48	1	8	501	13
Revisions and other changes	6	7	15	2	(4)	26	—
Extensions and discoveries	—	7	—	—	—	7	—
Improved recovery	—	—	—	—	—	—	—
Purchase of reserves	—	—	—	—	—	—	—
Sale of reserves	—	—	—	—	—	—	—
Production	9	47	6	1	2	65	2
As of December 31	79	329	57	2	2	469	11
Proved developed reserves, as of January 1	53	335	36	1	7	432	13
As of December 31	50	317	44	2	2	415	11
Estimated proved gas reserves (BSCF)
Proved developed and undeveloped reserves, as of January 1	439	217	1,530	265	12	2,463	—
Revisions and other changes	7	21	52	32	(6)	106	—
Extensions and discoveries	—	5	—	25	—	30	—
Improved recovery	—	—	—	—	—	—	—
Purchase of reserves	—	—	—	—	20	20	—
Sale of reserves	—	—	—	—	—	—	—
Production	51	26	120	73	2	272	—
As of December 31	395	217	1,462	249	24	2,347	—
Proved developed reserves, as of January 1	389	201	954	189	12	1,745	—
As of December 31	346	209	1,000	187	21	1,763	—

	Germany	Libya	Argentina	The Netherlands	Rest of World	Total	Rest of World (at equity)
2004
Estimated proved oil reserves (millions of barrels)
Proved developed and undeveloped reserves, as of January 1	93	407	52	0	10	562	14
Revisions and other changes	(1)	(11)	4	1	—	(7)	—
Extensions and discoveries	—	10	0	—	—	10	—
Improved recovery	—	—	—	—	—	—	—
Purchase of reserves	—	—	—	—	—	—	—
Sale of reserves	—	—	—	—	—	—	—
Production	10	44	8	0	2	64	1
As of December 31	82	362	48	1	8	501	13
Proved developed reserves, as of January 1	60	338	28	0	10	436	14
As of December 31	53	335	36	1	7	432	13
Estimated proved gas reserves (BSCF)
Proved developed and undeveloped reserves, as of January 1	453	226	1,463	253	16	2,411	—
Revisions and other changes	42	9	177	73	(3)	298	—
Extensions and discoveries	—	1	—	4	—	5	—
Improved recovery	—	—	—	—	—	—	—
Purchase of reserves	—	—	—	7	—	7	—
Sale of reserves	—	—	—	—	—	—	—
Production	56	19	110	72	1	258	—
As of December 31	439	217	1,530	265	12	2,463	—
Proved developed reserves, as of January 1	395	137	604	151	16	1,303	—
As of December 31	389	201	954	189	12	1,745	—

Standardized measure of discounted future net cash flows relating to proved oil and gas reserves

The following information has been prepared in accordance with SFAS No. 69, which requires the standardized measure of discounted future net cash flows to be based on year-end sales prices, costs and statutory income tax rates and a 10% annual discount rate. Because prices used in the calculation are as of December 31, the standardized measure could vary significantly from year to year depending on market conditions at that specific date.

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

Standardized measure of discounted future net cash flows relating to proved oil and gas reserves
Million €

	Germany	Libya	Argentina	The Netherlands	Rest of World	Total	Rest of World (at equity)
2006
Discounted future net cash flow
Revenues	3,949	12,249	2,346	1,267	92	19,903	257
Production/development costs	1,428	2,222	986	478	57	5,171	160
Income taxes	832	8,709	240	360	20	10,161	33
Future net cash flows	1,689	1,318	1,120	429	15	4,571	64
Discounted to present value at a 10% annual rate	678	437	423	35	24	1,597	5
Total	1,011	881	697	394	(9)	2,974	59
2005
Discounted future net cash flow
Revenues	4,102	14,521	3,081	1,347	80	23,131	313
Production/development costs	1,483	1,722	1,205	443	36	4,889	166
Income taxes	1,094	10,956	264	385	47	12,746	12
Future net cash flows	1,525	1,843	1,612	519	(3)	5,496	135
Discounted to present value at a 10% annual rate	469	656	607	63	2	1,797	42
Total	1,056	1,187	1,005	456	(5)	3,699	93
2004
Discounted future net cash flow
Revenues	2,647	9,169	2,384	958	176	15,334	170
Production/development costs	1,224	1,362	744	391	63	3,784	86
Income taxes	639	6,645	199	182	104	7,769	20
Future net cash flows	784	1,162	1,441	385	9	3,781	64
Discounted to present value at a 10% annual rate	187	398	636	56	0	1,277	22
Total	597	764	805	329	9	2,504	42

Summary of changes in standardized measure of discounted future net cash flows relating to proved oil and gas reserves
Million €

	Germany	Libya	Argentina	The Netherlands	Rest of World	Total	Rest of World (at equity)
2006
Summary of changes
Balance as of January 1	1,056	1,187	1,005	456	(5)	3,699	93
Sales and transfers of oil and gas produced, net of production costs	(508)	(1,954)	(176)	(383)	(64)	(3,085)	(20)
Net changes in price and in development and production costs	131	(744)	(336)	138	3	(808)	(24)
Extension, discoveries and improved recovery, less related costs	—	—	—	50	—	50	10
Revisions of previous quantity estimates	(54)	519	80	30	16	591	8
Development costs incurred during the period	34	54	37	42	3	170	—
Changes in estimated future development costs	29	(20)	(36)	(14)	1	(40)	2
Purchase (sales) of reserves in place – net	—	—	—	—	(2)	(2)	—
Accretion of discounts	156	725	109	64	2	1,056	9
Net changes in income taxes	168	1,114	14	11	36	1,343	(13)
Other	(1)	—	—	—	1	—	(6)
Balance as of December 31	1,011	881	697	394	(9)	2,974	59
2005
Summary of changes
Balance as of January 1	597	764	805	329	9	2,504	42
Sales and transfers of oil and gas produced, net of production costs	(381)	(1,656)	(162)	(286)	(55)	(2,540)	(26)
Net changes in price and in development and production costs	1,048	3,946	205	300	—	5,499	63
Extension, discoveries and improved recovery, less related costs	—	360	—	55	—	415	—
Revisions of previous quantity estimates	(85)	113	115	174	9	326	5
Development costs incurred during the period	79	44	60	57	4	244	—
Changes in estimated future development costs	(18)	(16)	(52)	(45)	(16)	(147)	(1)
Purchase (sales) of reserves in place – net	—	—	—	—	—	—	—
Accretion of discounts	93	439	88	40	8	668	5
Net changes in income taxes	(277)	(2,807)	(54)	(168)	36	(3,270)	5
Other	—	—	—	—	—	—	—
Balance as of December 31	1,056	1,187	1,005	456	(5)	3,699	93
2004
Summary of changes
Balance as of January 1	547	657	379	220	16	1,819	44
Sales and transfers of oil and gas produced, net of production costs	(269)	(1,054)	(135)	(198)	(38)	(1,694)	(15)
Net changes in price and in development and production costs	178	1,519	323	49	8	2,077	11
Extension, discoveries and improved recovery, less related costs	—	148	—	7	—	155	—
Revisions of previous quantity estimates	44	(152)	171	151	(1)	213	1
Development costs incurred during the period	62	62	45	61	3	233	0
Changes in estimated future development costs	(12)	(54)	(3)	36	(3)	(36)	(4)
Purchase (sales) of reserves in place – net	—	—	—	4	—	4	—
Accretion of discounts	85	367	46	28	9	535	5
Net changes in income taxes	(38)	(729)	(21)	(29)	15	(802)	0
Other	—	—	—	—	—	—	—
Balance as of December 31	597	764	805	329	9	2,504	42

Item 19.         Exhibits

1.1

Articles of Association (Satzung) of BASF Aktiengesellschaft as amended to date (previously filed as Exhibit 2.1 to BASF Aktiengesellschaft’s Registration Statement on Form 20-F dated March 14, 2005, File No. 1-15909)

8.1	List of subsidiaries of BASF Aktiengesellschaft (List of Shares Held 2006)

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification Chief Executive Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification Chief Financial Officer pursuant to 18. U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

E-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 6, 2007	BASF AKTIENGESELLSCHAFT

By:

		Name:	Dr. Jürgen Hambrecht
		Title:	Chairman of the Board of Executive
Directors
By:

		Name:	Dr. Kurt Bock
		Title:	Chief Financial Officer, Member of
the Board of Executive Directors